Form 20-F
period 2002-12-31
OPEN JOINT STOCK CO VIMPEL COMMUNICATIONS
filed 2003-06-27
CIK 1023977

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

|_|

Registration Statement Pursuant to Section 12 (b) or (g) of the Securities Exchange Act of 1934

OR

|X|

Annual Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

OR

|_|

Transition Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Commission File Number: 1-14522

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

(Exact name of registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

10 Ulitsa 8 Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, or ADSs, each representing three-quarters of one share of common stock	New York Stock Exchange

Common stock, 0.005 rubles nominal value	New York Stock Exchange*

5.5% Convertible Notes due 2005	New York Stock Exchange

______________

*

Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

40,332,201 shares of common stock, 0.005 rubles nominal value.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes    |X|         No   |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   |_|          Item 18   |X|

*

Omitted because the item is inapplicable.

**

We have responded to Item 18 in lieu of this item.

EXPLANATORY NOTE

This Annual Report on Form 20-F describes matters that relate generally to Open Joint Stock Company “Vimpel-Communications,” also referred to as VimpelCom, an open joint stock company organized under the laws of the Russian Federation, and its consolidated subsidiaries. Thus, we use terms such as “we,” “us,” “our” and similar plural pronouns when describing the matters that relate generally to the VimpelCom consolidated group.

This Annual Report on Form 20-F also describes matters that relate to our operations in the regions of the Russian Federation outside of the city of Moscow and the surrounding Moscow region. Thus, we use terms such as “the regions”, “the regions outside of Moscow” and “the regions outside of the Moscow license area” and similar expressions when describing matters that relate to our operations in the regions of the Russian Federation outside of the City of Moscow and the surrounding Moscow region.

In addition, the discussion of our business and the wireless telecommunications industry contains references to numerous technical and industry terms, specifically:

•

References to “GSM-900/1800” are to dual band networks that provide wireless mobile telephone services using the Global System for Mobile Communications standard in the 900 MHz and 1800 MHz frequency ranges. References to “GSM-1800” are to networks that provide wireless mobile telephone services using GSM in the 1800 MHz frequency range. References to “GSM-900” are to networks that provide wireless mobile telephone services using GSM in the 900MHz frequency range. References to “GSM” are to both the GSM-900 and GSM-1800 standards.

•

References to “AMPS” are to both analog and digital versions of the Advanced Mobile Phone System cellular standard in the 800 MHz frequency range, and references to “D-AMPS” are to the digital version of AMPS.

•

References to spectrum allocated are to one half of the total allocated spectrum, because two equal frequency bands are allocated to permit transmission by base stations and subscriber mobile telephone units.

Certain amounts and percentages that appear in this Annual Report on Form 20-F have been subject to rounding adjustments.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains “forward-looking statements,” as this phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act,, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended,, or the Exchange Act.. Forward-looking statements are not historical facts and can often be identified by the use of terms like “estimates,” “projects,” “anticipates,” “expects,” “intends,” “believes,” “will,” “may,” “should” or the negative of these terms. All forward-looking statements, including discussions of strategy, plans, objectives, goals and future events or performance, involve risks and uncertainties. Examples of forward-looking statements include:

•

our plans to expand or build networks, notably, in the regions of Russia outside of Moscow;

•

our anticipated capital expenditures in Moscow and in the regions of Russia outside of Moscow;

•

our ability to receive additional funding for our operations and the expansion of our business, including our regional business;

•

our ability to change the terms of our agreements related to our subsidiary, Open Joint Stock Company “VimpelCom-Region”, which we refer to in this Annual Report on Form 20-F as VimpelCom-Region;

•

our plans to increase our subscriber base;

•

expectations as to pricing for our products and services in the future and our future operating results;

•

our ability to meet license requirements and to obtain and maintain licenses, frequency allocations and regulatory approvals;

•

our plans to further develop and commercialize value added services and wireless Internet services;

•

our expectations regarding our brand name recognition and our ability to successfully promote our brand;

•

expectations as to the future of the telecommunications industry and the regulation of the telecommunications industry; and

•

other statements regarding matters that are not historical facts.

While these statements are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this Annual Report on Form 20-F and the documents incorporated by reference include:

•

risks relating to changes in political, economic and social conditions in Russia;

•

risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry and currency and exchange controls relating to Russian entities and their official interpretation by governmental and other regulatory bodies;

•

risks relating to our company, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses and frequency allocations, constraints on our spectrum capacity, availability of line capacity and competitive product and pricing pressures; and

•

other risks and uncertainties.

These factors and the other risk factors described in this Annual Report on Form 20-F and in the documents incorporated by reference are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Under no circumstances should the inclusion of such forward-looking statements in this Annual Report on Form 20-F be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. The forward-looking statements included in this Annual Report on Form 20-F are made only as of the date of this Annual Report on Form 20-F and we cannot assure you that projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.

Identity of Directors, Senior Management and Advisers

Not required.

ITEM 2.

Offer Statistics and Expected Timetable

Not required.

ITEM 3.

Key Information

A.

Selected Financial Data

The following selected consolidated statement of operations data and consolidated balance sheet data present a summary of our historical consolidated financial information at December 31, 2002, 2001, 2000, 1999 and 1998 and for the years then ended and are derived from our consolidated financial statements and related notes, which have been audited by Ernst & Young (CIS) Limited. The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes and the section of this Annual Report on Form 20-F entitled “Item 5 – Operating and Financial Review and Prospects.”

	Years Ended December 31,

	2002		2001		2000		1999		1998

	(in thousands of U.S. dollars, except per share and per ADS amounts)
Consolidated statement of operations data
Operating revenues:
Service revenues and connection fees	US$	727,868	US$	383,321	US$	252,333	US$	206,542	US$	344,793
Sales of handsets and accessories		49,934		43,228		32,031		31,457		30,372
Other revenues		1,842		1,347		1,309		638		792

Total operating revenues		779,644		427,896		285,673		238,637		375,957
Less revenue-based taxes		(11,148)		(5,294)		(11,537)		(12,232)		(14,959)

Net operating revenues		768,496		422,602		274,136		226,405		360,998
Operating expenses:
Service costs		111,387		74,097		61,326		56,779		73,736
Cost of handsets and accessories sold		41,709		37,471		34,030		37,103		24,844
Cost of other revenues		55		120		157		242		411
Selling, general and administrative expenses		271,963		149,052		108,482		88,704		93,539
Depreciation and amortization		97,417		61,306		60,022		54,799		42,269
Impairment of long-lived assets		—		—		66,467		—		—
Provision for doubtful accounts		21,173		13,406		18,148		17,845		24,360

Total operating expenses		543,704		335,452		348,632		255,472		259,159

Operating income (loss)		224,792		87,150		(74,496)		(29,067)		101,839
Other income and expenses:
Interest income		7,169		5,733		4,039		1,756		59
Other income (expense)		1,725		(481)		2,152		565		2,146
Gain (loss) on trading securities		36		420		(44)		905		(9,280)
Write-down of Russian government securities		—		—		—		—		(17,088)
Interest expense		(46,586)		(26,865)		(21,089)		(16,074)		(14,382)
Net foreign exchange loss		(9,439)		(110)		(2,661)		(2,572)		(48,125)

Total other income and expenses		(47,095)		(21,303)		(17,603)		(15,420)		(86,670)

Income (loss) before income taxes and minority interest		177,697		65,847		(92,099)		(44,487)		15,169
Income tax expense (benefit)		49,939		18,539		(14,343)		(5,564)		17,101
Minority interest in net (losses) earnings of subsidiaries		(1,794)		7		45		673		2,783

Net income (loss)	US$	129,552	US$	47,301	US$	(77,801)	US$	(39,596)	US$	(4,715)

Weighted average common shares outstanding		38,014		33,642		30,264		23,181		19,280
Net income (loss) per common share	US$	3.41	US$	1.41	US$	(2.57)	US$	(1.71)	US$	(0.24)
Net income (loss) per ADS equivalent(1)	US$	2.56	US$	1.06	US$	(1.93)	US$	(1.28)	US$	(0.18)
Weighted average diluted shares		44,489		40,068		30,264		23,181		19,280
Diluted net income (loss) per common share(2)	US$	2.91	US$	1.18	US$	(2.57)	US$	(1.71)	US$	(0.24)
Diluted net income (loss) per ADS equivalent(2)	US$	2.18	US$	0.89	US$	(1.93)	US$	(1.28)	US$	(0.18)
Dividends per share		—		—		—		—		—

______________

(1)

Each ADS is equivalent to three-quarters of one share of common stock.

(2)

Diluted net income per common share and ADS equivalent includes dilution for all shares of our convertible preferred stock and our employee stock options in the periods when these shares and options had a dilutive effect (the years ended December 31, 2002 and 2001 for all shares of our convertible preferred stock and the year ended December 31, 2002 for our employee stock options). Our 5.5% Convertible Notes due 2005, which were issued by our subsidiary VimpelCom B.V. and to which we refer in this Annual Report on Form 20-F as the convertible notes, were not included in the computations of diluted earnings per share because they would not have a dilutive effect for all of the periods presented.

	Years Ended December 31,

	2002		2001		2000		1999		1998

	(in thousands of U.S. dollars)
Consolidated balance sheet data:
Cash, cash equivalents and short-term investments	US$	263,657	US$	145,092	US$	152,691	US$	36,112	US$	16,646
Working capital (deficit)		69,582		52,146		122,270		(38,782)		(46,259)
Property and equipment, net		957,602		535,405		356,666		369,053		357,788
Intangible assets, net		144,115		70,926		79,649		82,991		89,724
Total assets		1,692,744		925,806		700,315		590,095		536,067
Total debt, including current portion(1)		650,580		277,673		222,764		161,338		192,330
Total liabilities		1,030,081		417,685		331,692		289,107		333,131
Total shareholders’ equity	US$	662,663	US$	508,121	US$	368,623	US$	300,988	US$	202,936

______________

(1)

Includes bank loans (including our loan from J.P. Morgan AG), equipment financing, capital lease obligations and the convertible notes.

Selected Operating Data

The following selected operating data at December 31, 2002, 2001, 2000, 1999 and 1998 and for the years then ended have been derived from our company and from independent sources that we believe to be reliable. The selected operating data set forth below should be read in conjunction with our consolidated financial statements and related notes and the section of this Annual Report on Form 20-F entitled “Item 5 – Operating and Financial Review and Prospects.”

	At December 31,

	2002		2001		2000		1999		1998

Selected industry operating data:
Estimated population:
Moscow license area (1)		16,984,800		15,001,800		15,001,800		15,038,700		15,261,000
Russia (2)		145,181,900		146,181,818		143,541,666		150,555,555		142,000,000
Estimated subscribers:
Moscow license area (3)		7,201,400		4,110,200		1,993,600		785,000		281,000
Russia (4)		18,005,000		8,040,000		3,445,000		1,355,000		710,000
Penetration rate:
Moscow license area (5)		42.4%		27.4%		13.3%		5.2%		1.8%
Russia (6)		12.4%		5.5%		2.4%		0.9%		0.5%
Selected company operating data:
End of period subscribers:
Moscow license area		3,712,700		1,911,200		780,100		350,500		124,037
The regions (7)		1,440,400		200,300		53,500		21,800		11,525
Total subscribers		5,153,100		2,111,500		833,600		372,300		135,562

Market share:
Moscow license area subscribers (3)		51.6%		46.5%		39.1%		44.6%		44.1%
Russian subscribers (8)		28%		N/A		N/A		N/A		N/A
Estimated coverage of Moscow license area (sq. km) (9)
D-AMPS		40,000		39,700		39,700		37,400		36,700
GSM		46,770		46,500		44,200		34,000		4,034
Monthly average minutes of use per user (“MOU”) (10)		92.3		105.3		90.6		137		295
Moscow license area MOU		93.6		106.1		N/A		N/A		N/A
Regional MOU		84.7		85.5		N/A		N/A		N/A
Monthly average revenue per subscriber (“ARPU”) (11)	US$	18.3	US$	26.2	US$	37.2	US$	99	US$	215
Moscow license area ARPU	US$	19.4	US$	26.5		N/A		N/A		N/A
Regional ARPU	US$	12.4	US$	21.9		N/A		N/A		N/A
Churn rate (12)		30.8%		23.0%		34.0%		25.0%		53.6%
Moscow license area churn rate		33.9%		23.7%		N/A		N/A		N/A
Regional churn rate		14.5%		8.9%		N/A		N/A		N/A
Number of Moscow license area operational base stations:
D-AMPS		314		318		318		302		272
GSM		1,721		1,072		735		485		244
Number of regional operational base stations:
D-AMPS		106		94		N/A		N/A		N/A
GSM		1,378		292		N/A		N/A		N/A

______________

(1)

The Moscow license area includes the City of Moscow and the area constituting the Moscow region. Population statistics for 1998 were published in “Geography of Russia 1998” by the Scientific Publishing House Bolshaya Russkaya Encyclopedia. Population statistics for 1999 to 2002 were published by Goskomstat.

(2)

Estimated population statistics for 2002 were published by Goskomstat. Estimated population statistics for 1998 through 2001 are derived from the subscriber and penetration rate figures published by J’son & Partners and Sotovik.ru.

(3)

Based on our estimates of active subscribers (namely, contract subscribers who have made payments in the last two months and prepaid subscribers who have had a charge on their phone in the last six months) on our networks and independent estimates of active subscribers on the networks of the other wireless telecommunications providers in the Moscow license area. Published data on the number of subscribers of other mobile wireless service providers may differ from each other and from our data because of the varying methodologies of accounting for active and inactive subscribers. See the section of this Annual Report on Form 20-F entitled “Item 3 – Key Information – D. Risk Factors – Risks Related to the Economic Situation in Russia – Because no standard definition of a subscriber exists in the mobile telecommunications industry, comparisons between subscriber data of different companies may be difficult to draw.”

(4)

Estimated subscribers for 2002 published by ACM-Consulting. Estimated subscribers for 1998 through 2001 published by J’son & Partners and Sotovik.ru.

(5)

Total estimated Moscow license area subscribers expressed as a percentage of the estimated population of the Moscow license area.

(6)

Penetration rate for 2002 is equal to the total estimated Russian subscribers expressed as a percentage of the estimated population of Russia. Penetration rate for 1998 through 2001 published by J’son & Partners and Sotovik.ru.

(7)

Represents the total number of our GSM and AMPS/D-AMPS subscribers in the regions outside of the Moscow license area, including subscribers on networks of some of our subsidiaries and affiliates.

(8)

According to Sotovik.ru.

(9)

The Moscow license area is approximately 47,000 square kilometers.

(10)

Monthly MOU is calculated for each month of the relevant period by dividing the total number of billable minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.

(11)

Monthly ARPU is calculated for each month in the relevant period by dividing our service revenue during that month, including roaming revenue, but excluding revenue from connection fees and sales of handsets and accessories, by the average number of our subscribers during the month.

(12)

Churn rate means the total number of subscribers disconnected from our network in a given period expressed as a percentage of the midpoint of the number of our subscribers at the beginning and end of that period. Migration of our subscribers from our D-AMPS network to our GSM network, as well as migration between tariff plans were technically recorded as churn, thereby contributing to the aggregate increase in the churn rate for the period between 1999 and 2002, although we did not lose these subscribers.

B.

Capitalization and Indebtedness

Not required.

C.

Reasons for the Offer and Use of Proceeds

Not required.

D.

Risk Factors

The risk factors below are associated with our company, our ADSs and the convertible notes. Before purchasing our ADSs or the convertible notes, you should carefully consider the risks and uncertainties described below. If any of the following risks actually occur, our business, financial condition or results of operations could be adversely affected. In that case, the trading price of our ADSs or the convertible notes could decline and you could lose all or part of your investment.

We have described the risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face. There may be additional risks that we currently consider not to be material or of which we are not currently aware, and any of these risks could have the effects set forth above.

Risks Related to the Political Environment in Russia

The volatile political situation in Russia could restrict our ability to obtain financing and our business could be harmed if governmental instability recurs or if reform policies are reversed.

Political conditions in Russia were highly volatile in the 1990s, as evidenced by the frequent conflicts between the president and parliament and the succession of six different prime ministers following the beginning of 1998. This instability negatively impacted Russia’s business and investment climate. While its current president, Vladimir Putin, has maintained government stability and policies generally oriented towards the continuation of economic reforms, major policy shifts or a lack of consensus between Russia’s parliament and President Putin could disrupt or reverse economic and regulatory reforms. In addition, State Duma elections are to be held at the end of 2003 and presidential elections in 2004. Any deterioration of Russia’s investment climate could restrict our ability to obtain financing in the future in international capital markets and our business could be harmed if governmental instability recurs or if reform policies are reversed.

Conflicts between Russian federal and regional authorities and other political conflicts could create an uncertain operating environment for our company.

The delineation of authority among Russia’s many regions, internal republics and the federal government as well as among the branches of government is often unclear. The Russian political system is therefore vulnerable to tension and conflict between federal and regional authorities over various issues, including tax revenues, authority for regulatory matters and regional autonomy. Our operations may be adversely affected by conflicts within the regions or between the regions and the federal government. As we expand our business nationally, the potential for these adverse effects may grow.

In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict. Russian military and paramilitary forces have been engaged in Chechnya in the recent past and continue to maintain a presence there. In addition, groups associated with the Chechen opposition have committed various acts of terrorism in population centers in Russia, resulting in significant loss of life, injury and damage to property. The spread of violence, or its intensification, could have significant political consequences, including the imposition of a state of emergency in some parts or throughout the Russian Federation. These events could materially and adversely affect the investment environment in Russia.

Risks Related to the Economic Situation in Russia

Economic instability in Russia could adversely affect our business.

Since the end of communism in the early 1990s, Russia’s economy has been undergoing a rapid transformation from a one-party state with a centrally planned economy to a pluralist democracy with a market oriented economy. This transformation has been marked by periods of significant instability. In particular, the Russian government’s decision to temporarily stop supporting the ruble in August 1998 caused the currency to collapse. At the same time, the Russian government defaulted on much of its short-term domestic debt and imposed a ninety-day moratorium on foreign debt payments by Russian companies. The Russian government subsequently entered into protracted negotiations with its creditors to reschedule the terms of its domestic and foreign debt. Thus far, these negotiations have not yielded terms favorable to Western creditors. It is possible that Russia may default on its domestic or foreign debt in the future or take other actions that could adversely affect its financial stability. Operating in such an economic environment makes it more difficult for us to obtain and maintain credit facilities, access international capital markets and obtain other financing to satisfy our future capital needs.

The August 1998 financial crisis marked the beginning of an economic downturn that affected the entire Russian economy and resulted in Russia’s equity market being the worst-performing equity market in the world in 1998. We experienced a sharp increase in the number of non-paying and disconnecting subscribers, a reduction in minutes of airtime usage per subscriber and difficulty in attracting new subscribers in the fourth quarter of 1998 and the first quarter of 1999. In addition, we experienced a significant foreign exchange loss and loss on Russian government securities as a result of the August 1998 financial crisis. These factors contributed to our net losses for 1998 and 1999. Future downturns in the Russian economy are possible and could diminish demand for our services and our ability to retain existing subscribers and collect payments from them. Future downturns in the Russian economy could also prevent us from executing our growth strategy, which could cause our business to suffer.

Russia’s physical infrastructure is in very poor condition and further deterioration in the physical infrastructure could have a material adverse effect on our business.

Russia’s physical infrastructure largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks, power generation and transmission, communications systems, and building stock. During the winter of 2000-2001, electricity and heating shortages in Russia’s far-eastern Primorye Region seriously disrupted the local economy. Additionally, in August 2000, a fire at the main communications tower in Moscow interrupted television and radio broadcasting for weeks. Road conditions throughout Russia are poor, with many roads not meeting minimum quality requirements. The federal government is actively considering plans to reorganize the nation’s rail, electricity and telephone systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

The deterioration of Russia’s physical infrastructure harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business in Russia and can interrupt business operations. These difficulties can impact us directly; for example, we have needed to keep portable electrical generators available to help us maintain base station operations in the event of power failures. Further deterioration in the physical infrastructure could have a material adverse effect on our business.

Fluctuations in the global economy may adversely affect Russia’s economy and our business.

Russia’s economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy. In addition, a steep decline in the world price of oil could slow or disrupt the Russian economy because Russia produces and exports large amounts of oil. These developments could severely limit our access to capital and could adversely affect the purchasing power of our subscribers and, consequently, our business.

We are only able to conduct banking transactions with a limited number of creditworthy Russian banks as the Russian banking system remains underdeveloped.

Russia’s banking and other financial systems are not well developed or regulated and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent applications. There are currently a limited number of creditworthy Russian banks with which our company can conduct banking transactions as the August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans. Most creditworthy Russian banks are located in Moscow and there are fewer creditworthy Russian banks in the regions outside of Moscow. We have received credit lines from the Savings Bank of the Russian Federation, or Sberbank, Russia’s largest bank, and have tried to reduce our risk by receiving and holding funds in a number of Russian banks, including subsidiaries of foreign banks. However, another prolonged or more serious banking crisis or the bankruptcy of a number of banks in which we receive or hold our funds could adversely affect our business and our ability to complete banking transactions in Russia.

Fluctuations in the value of the ruble against the U.S. dollar or the Euro could materially and adversely affect our financial condition and results of operations.

Most of our costs, expenditures and liabilities, are either denominated in, or are closely linked to, foreign currencies, primarily the U.S. dollar and the Euro. These include capital expenditures, borrowings, interconnection fees and salaries. As a result, devaluation of the ruble against such foreign currencies, in particular the U.S. dollar, can adversely affect us by increasing our costs in ruble terms. Although we link our tariffs, which are payable in rubles, to the U.S. dollar, the effectiveness of this hedge is limited because we cannot always increase our tariffs in line with ruble devaluation due to competitive pressures, leading to a loss of revenues in U.S. dollar terms. Furthermore, we are required to collect revenues from our subscribers and from other Russian telecommunications operators for interconnect charges in rubles, and there are limits on our ability to convert these rubles into foreign currency. To the extent permitted by Russian law, we hold our readily available cash in U.S. dollars and Euros in order to manage against the risk of ruble devaluation. If the U.S. dollar value of the ruble declines, we could have difficulty repaying or refinancing our foreign currency denominated indebtedness. The devaluation of the ruble also results in losses in the value of ruble-denominated assets, such as ruble deposits.

By contrast, as of June 1, 2003 approximately US$97 million of our indebtedness was denominated in rubles. An increase in the U.S. dollar-value of the ruble could, unless effectively hedged, result in a net foreign exchange loss. In turn, our net income could decrease. Accordingly, any movement in the valuation of the ruble against the U.S. dollar or the Euro could materially and adversely affect our financial condition and results of operations.

Sustained periods of high inflation may adversely affect our business.

Russia has experienced high levels of inflation since the early 1990s. Inflation increased dramatically following the August 1998 financial crisis. The government’s history of printing money to pay back wages, pensions and some of its debt has prompted concerns of hyperinflation. Due to high inflation and other economic and political pressures, the ruble lost significant value against the U.S. dollar and other foreign currencies in 1998 and 1999. Although our tariffs are linked to the U.S. dollar, our operating results could suffer if we are unable to sufficiently increase our prices to offset increased inflation, which may become more difficult as we attract more mass market subscribers and our subscriber base becomes more price sensitive.

Information that we have obtained from the Russian government and other sources may be unreliable.

The official data published by the Russian government is substantially less complete and less reliable than similar data in the United States and Western Europe. We cannot be certain that the information that we obtained from the Russian government and other sources and included in this document is reliable. When reading this Annual Report on Form 20-F, you should keep in mind that the Russian data and statistics that we have included could be incomplete or erroneous. In addition, because there are no current and reliable official data regarding the Russian wireless telecommunications market, including our competitors, we have relied, without independent verification, on certain publicly available information. This includes press releases and filings under the U.S. securities laws, as well as information from various private publications, some or all of which could be based on estimates or unreliable sources.

Risks Related to the Social Environment in Russia

Organized crime and corruption may adversely affect our operations.

Political and economic changes in Russia since the break-up of the Soviet Union have resulted in a significant redistribution of power and authority. In particular, Russia continues to experience widespread organized criminal activity and corruption, which adds to the uncertainties we face, may increase our costs and may, in the future, subject us to threats of violence and extortion. In addition, growing political pressure for the government to deal with corruption and organized crime could precipitate extraordinary government measures that could increase our costs, increase governmental oversight and regulation of our business and otherwise adversely affect our operations.

Social instability in Russia could lead to increased support for centralized authority and a rise in nationalism, which could harm our business.

Social instability in Russia, coupled with difficult economic conditions, could lead to increased support for centralized authority and a rise in nationalism. These sentiments could lead to restrictions on foreign ownership of Russian companies in the telecommunications industry or large-scale nationalization or expropriation of foreign-owned assets or businesses. We do not anticipate the nationalization or expropriation of our assets because neither we nor any of our subsidiaries were created as a result of privatization of any state enterprise. However, there is not a great deal of experience in enforcing legislation enacted to protect private property against nationalization and expropriation. As a result, we may not be able to obtain proper redress in the courts, and we may not receive adequate compensation if in the future the Russian government decides to nationalize or expropriate some or all of our assets. If this occurs, our business could be harmed.

Risks Related to the Legal and Regulatory Environment in Russia

Russia’s developing legal system creates a number of uncertainties for our business.

The following aspects of Russia’s legal system create uncertainty with respect to many of the legal and business decisions that we make. Many of these risks do not exist in countries with more developed legal systems:

•

inconsistencies among laws, presidential decrees and ministerial orders and among local, regional and federal legislation and regulations;

•

decrees, resolutions, regulations and decisions adopted without clear constitutional or legislative basis by governmental authorities and agencies with a high degree of discretion;

•

changes to Russian law as currently in effect that make it more difficult for us to conduct our business or prevent us from completing certain transactions;

•

substantial gaps in the regulatory structure created by the delay or absence of implementing regulations for certain legislation;

•

the lack of judicial and administrative guidance on interpreting applicable rules and the limited precedential value of judicial decisions;

•

an understaffed, underfunded judiciary with limited experience in interpreting and applying market oriented legislation whose independence may be subject to economic, political and nationalistic influences; and

•

weak enforcement procedures for court judgments.

We operate in an uncertain regulatory environment, which could cause our operations to become more complicated, burdensome and expensive.

The Ministry of Communications and Informatization of the Russian Federation, which we refer to in this Annual Report on Form 20-F as the Ministry of Communications, and other regulatory bodies regulate the Russian telecommunications industry, largely through the issuance of licenses. There is currently no comprehensive legal framework with respect to the provision of telecommunications services in Russia, although a large number of laws, decrees and regulations govern or affect the telecommunications industry. Some of these laws, decrees and regulations are unclear while others contradict each other or otherwise make it difficult to comply with certain requirements due to the numerous technical requirements imposed on telecommunications companies. As a result, officials of the Ministry of Communications and other regulatory bodies have a fairly high degree of discretion. A draft law on communications currently under consideration would increase the role played by the Ministry of Communications without a corresponding increase of the checks on its authority. This draft law, which has passed its third reading in the Duma, the lower house of Russia’s parliament, also contemplates the imposition of an additional fee on telecommunications service providers. The imposition of such a fee could adversely affect our business.

As a result of changes in existing regulations, changes in interpretations of existing regulations or arbitrary regulatory decisions affecting our licenses, frequencies or other aspects of our business, we could experience:

•

restrictions on how and where we can provide our services;

•

restrictions or delays in receiving approvals on our applications and communications for necessary regulatory approvals for rolling out our network in the regions for which we had licenses as well as the Far East region, for which we do not currently have a license;

•

significant additional costs;

•

delays in implementing our operating or business plans; or

•

increased competition.

For example, in April 2001, we received preliminary approvals from the Ministry of Defense and the Scientific Research Radio Institute for the receipt of frequency permissions in the 900 MHz frequency range for the launch of 279 additional base stations and transceivers operating in the 900 MHz frequency band in the Moscow license area. Based on these preliminary approvals and in accordance with Russian law, the Frequency Center should have issued the frequency permissions for these base stations and transceivers by the end of April 2001. However, these permissions were only issued in September 2001 after a settlement agreement with the Frequency Center was approved in August 2001.

In addition, due to the rigorous regulatory framework in which we operate, the rapid expansion of our network and the time it takes to obtain the permissions, it is often the case that we are not able to obtain all of the permissions for each of our base stations before we put the base stations into commercial operation or to amend or maintain all of the permissions when we make changes to the location or technical specifications of our base stations. At times, there can be a significant number of base stations for which we do not have final permission to operate and there can be delays of several months until we obtain the final permissions for particular base stations. To date, we have received 36 warnings from the Department of Supervision over Communications and Informatization in the Russian Federation, or Gossvyaznadzor, a division of the Ministry of Communications, with respect to this. We have complied with the requirements of 13 of these warnings and are in the process of complying with the remaining 23 warnings. We cannot assure you that we will not be found to be in violation of the applicable regulations in this regard in the future. Any such finding could adversely affect our business.

Furthermore, in January 2001, our GSM licenses for the Moscow license area, the Central and Central Black Earth, North Caucasus, Siberian and Volga regions and our Moscow D-AMPS license were amended by the Ministry of Communications to provide that we will be required to pay fees, which are calculated as a portion of our revenues for services provided in each region, and to transfer this amount to the Ministry of Communications on a monthly basis. In accordance with the terms of our licenses, as of April 2001, we transfer 0.3% of revenues earned under our licenses (calculated in rubles and in accordance with applicable Russian tax laws) to the Ministry of Communications. The GSM licenses that we obtained in 2002 covering the Northwest and Ural regions are also subject to these fees. In addition, the draft law on communications currently under consideration contains a provision establishing a fund to support the provision of universal, multipurpose telecommunications services throughout the Russian Federation. This would be funded by telecommunications service providers in an amount to be determined by the Russian Government. If this law is adopted in its current form, additional mandatory levies will adversely affect our results of operations.

If we are found to not be in compliance with applicable telecommunications laws or regulations, we could be exposed to additional costs, which might adversely affect our business.

We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations. The Ministry of Communications and other authorities conduct periodic inspections and have the right to conduct additional inspections during the year. In the past, we have been able to cure violations found by Gossvyaznadzor within the applicable grace period and/or pay fines. We are currently in the process of curing technical violations identified by Gossvyaznadzor, notably relating to the build-out of our networks in the regions, as well as certain technical violations identified with respect to our GSM network in the Moscow license area and our D-AMPS network in the regions outside of the Moscow license area. In late 2000 and the beginning of 2001, Gossvyaznadzor began extensive testing of our company’s and some of our operating subsidiaries’ base stations and network, which at times resulted in operational and build-out delays. Furthermore, each of our regional GSM licenses contains a requirement that the license be registered with the local Gossvyaznadzor authority. However, due to political uncertainty, the authorities have not registered our license in the Republic of Dagestan and there is no local Gossvyaznadzor in Chechnya. We use our best efforts to comply with all applicable laws, decrees and regulations. However, we cannot assure you that in the course of future inspections conducted by the Ministry of Communications, Gossvyaznadzor or other authorities, we will not be found to have violated any laws, decrees or regulations, that we will be able to cure such violations within any grace periods permitted by such authorities, and that such findings will not result in the imposition of fines or penalties or more severe sanctions, including the suspension or withdrawal of our licenses, frequency allocations, authorizations, registrations or other permissions, any of which could increase our estimated costs and adversely affect our business.

It may be difficult and expensive for us to comply with applicable Russian telecommunications regulations.

It may be difficult and expensive for us to comply with applicable Russian telecommunications regulations related to state surveillance of telecommunications traffic. Russian law provides that telecommunications may be intercepted pursuant to a court order. Existing regulations require telecommunications networks to be capable of allowing the government to monitor electronic traffic and require telecommunications operators to finance the cost of additional equipment. Currently, we are in compliance with these Russian law requirements and, accordingly, certain government agencies are able to monitor electronic traffic on our network.

In addition, local authorities may impose additional requirements to service public safety announcements in the event of an emergency by posting short messaging service, or SMS, messages to all subscribers. The Moscow city authorities are currently reviewing whether to implement such requirements, which would require us to invest in additional equipment to meet capacity demands in order to satisfy such requirements. It may be difficult and expensive for us to comply with any such new requirements.

Russia’s developing securities laws and regulations may limit our ability to attract future investment and could subject us to fines or other enforcement measures despite our best efforts at compliance, which could cause our financial results to suffer and harm our business.

The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than in the United States and Western Europe. Disclosure and reporting requirements, anti-fraud safeguards, insider trading restrictions and fiduciary duties are relatively new to Russia and are unfamiliar to most Russian companies and managers. In addition, Russian securities rules and regulations can change rapidly, which may adversely affect our ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas impose requirements on Russian issuers not found in other markets and result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether certain regulations, decisions and letters issued by the various regulatory authorities apply to our company. Moreover, some of our subsidiaries have from time to time not been in full compliance with Russian securities law reporting requirements, violations of which can result in the imposition of fines or difficulties in registering subsequent share issuances. We may be subject to fines or other enforcement measures despite our best efforts at compliance, which could cause our financial results to suffer and harm our business.

Lack of independence and experience of the judiciary, difficulty of enforcing Russian court decisions, Russia’s unpredictable acknowledgement and enforcement of foreign court judgments or arbitral awards and governmental discretion in enforcing claims give rise to significant uncertainties.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia remain largely untested. The court system is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow. Enforcement of court orders can in practice be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies.

In addition, the Russian Federation is not party to any multilateral or bilateral treaties with most Western jurisdictions for the mutual enforcement of court judgments. Consequently, should a judgment be obtained from a court in any of such jurisdictions, it is highly unlikely to be given direct effect in Russian courts. However, the Russian Federation (as successor to the Soviet Union) is a party to the 1958 New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, which we refer to as the New York Convention. A foreign arbitral award obtained in a state that is party to the New York Convention should be recognized and enforced by a Russian court (subject to the qualifications provided for in the New York Convention and compliance with Russian civil procedure regulations and other procedures and requirements established by Russian legislation). There is also a risk that Russian procedural legislation will be changed by way of introducing further grounds preventing foreign court judgments and arbitral awards from being recognized and enforced in Russia. In practice, reliance upon international treaties may meet with resistance or a lack of understanding on the part of Russian courts or other officials, thereby introducing delays and unpredictability into the process of enforcing any foreign judgment or any foreign arbitral award in the Russian Federation.

Russia’s unpredictable federal and local tax systems give rise to significant uncertainties and risks that complicate our tax planning and business decisions.

Russia’s federal and local tax laws and regulations are subject to frequent change, varying interpretations and inconsistent enforcement. In addition, Russia’s federal and local tax collection system and historically large government budget deficits increase the likelihood that Russia will impose arbitrary or onerous taxes and penalties in the future, which could adversely affect our business. In some instances, even though unconstitutional, Russian tax authorities have applied certain taxes retroactively. In addition to our substantial tax burden, these conditions complicate our tax planning and related business decisions. For example, some tax laws are unclear with respect to the deductibility of certain expenses and recoverability of VAT and, at times, we have taken positions that we consider to be in compliance with current law, but have been challenged by the Russian tax authorities. We have been successful in defending our tax positions to date and decisions in our favor have generally not been appealed or have been confirmed on appeal. However, there is a chance that the tax authorities may decide to appeal certain decisions in the future within the periods prescribed for such appeals. Uncertainty related to Russian tax laws exposes us to significant fines and penalties and to enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden.

It is likely that Russian tax legislation will become more sophisticated in the future. The introduction of new tax provisions may affect the overall tax efficiency of our group and may result in significant additional taxes becoming payable. Although we will undertake to minimize such exposures with effective tax planning, we cannot assure you that additional tax exposure will not arise in the future. Additional tax exposure could cause our financial results to suffer. In addition, financial statements of Russian companies are not consolidated for tax purposes under Russian law. As a result, each entity in our group pays its own Russian taxes and may not offset its profit or loss against the loss or profit of another entity in our group.

Laws restricting foreign investment in the telecommunications industry could adversely affect our business.

We could be adversely affected by the passage of new laws or regulations restricting foreign participation in, or increasing state control of, the Russian telecommunications industry. Since 1996, Russia’s parliament has considered legislation that would restrict foreign ownership of telecommunications providers, such as our company, if necessary to protect the social order and national security. It has been recently reported that in connection with Russia’s possible membership in the World Trade Organization, or WTO, which would bring greater competition to the Russian market, some Russian regulatory officials are seeking to limit foreign ownership in Russian fixed line and wireless telecommunications companies. Russia and member states of the WTO are currently in negotiations on Russia’s membership in the WTO. Recent press reports indicate that Russia may be ready to join the WTO in 2004. We cannot confidently predict whether this or other legislation limiting foreign ownership will be implemented and if so, whether we would have to restructure or reduce our foreign investors’ ownership interests, as foreign investors currently own a majority of our outstanding shares of common stock (including shares of common stock evidenced by ADSs). We are uncertain how any required reduction or restructuring could or would be implemented and what effect it would have on our business. A restructuring or reduction of this nature could cause our business to suffer.

Restrictive currency regulations may interfere with our ability to conduct routine business transactions.

A substantial majority of our revenues are received in rubles. The ruble is generally not convertible outside of Russia and the conversion of rubles into foreign currency on the domestic market is subject to Russian currency regulations. Russian currency regulations allow businesses to convert rubles into foreign currency only for certain purposes and require certain regulatory steps to be taken before conversion. Our limited ability to convert our ruble earnings into foreign currency may adversely affect our financial condition. Furthermore, we have had difficulty buying U.S. dollars in Russia in the past, and we cannot be certain that a market for converting rubles into foreign currency will continue to exist in the future.

If we lose any of our Central Bank licenses, fail to receive Central Bank or Ministry of Finance licenses when needed or breach any of the terms of such licenses, we may suffer cash flow difficulties and a loss or breach of a Central Bank or Ministry of Finance license could constitute an event of default under the convertible notes or our loan agreement with J.P. Morgan.

Many capital transactions with foreign currencies require transaction-specific licenses from the Central Bank of Russia. Applying for a Central Bank license is a burdensome and time-consuming process. The Central Bank of Russia may impose additional requirements or deny our application for such licenses, which could harm our business. We were required to obtain Central Bank licenses in connection with our guarantees to vendors in connection with vendor-financed equipment purchases ultimately paid for with U.S. dollars or Euros. In addition, we were also required to obtain a Central Bank license in connection with our guarantee of the convertible notes. Russian foreign currency law also requires us to obtain a Ministry of Finance license for any period during which foreign cellular operators owe us money under our roaming agreements that exceeds 90 days between the date that we render the service and the date that we settle any amounts owed that are denominated in foreign currencies. We are in the process of obtaining the necessary license from the Ministry of Finance. The loss of a Central Bank license, our failure to obtain required Central Bank or Ministry of Finance licenses in the future or the breach of a Central Bank or Ministry of Finance license could result in fines and penalties, and could result in a default by VimpelCom B.V. on the convertible notes. Such a loss, failure or breach could also result in a default by our company under the loan agreement that we entered into with J.P. Morgan in connection with J.P. Morgan’s US$250 million loan to our company. See “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Financing Activities.” If this occurs, all amounts payable under the convertible notes and the loan from J.P. Morgan could be accelerated.

Central Bank of Russia regulations also restrict investments in most foreign-currency denominated instruments. Consequently, there are a limited number of low risk instruments in which we can invest our excess cash.

Some transactions between us and interested parties or affiliated companies require the approval of disinterested directors or shareholders and our failure to obtain these approvals could adversely affect our ability to expand our networks and could have a material adverse effect on our business.

We are required by Russian law and our charter to obtain the approval of disinterested directors or shareholders for transactions with “interested parties.” In general terms, interested parties include any of our shareholders, together with their affiliates, that own at least 20% of our voting shares, our directors, our Chief Executive Officer or any entities in which these entities or individuals own a specified interest or occupy specified positions. Due to the technical requirements of Russian law, these same parties may be deemed to be “interested parties” also with respect to certain transactions between entities within our group. For example, at the annual general meeting of our shareholders held on June 27, 2003, we asked our shareholders to approve a series of interested party transactions between our company and VimpelCom-Region, pursuant to which we will provide VimpelCom-Region with additional debt financing. The results of the shareholder vote on this issue are still being tabulated. It is possible that we might not be able to obtain the necessary approval, which is a majority vote of our “disinterested directors” or “disinterested shareholders,” for transactions that we deem to be very important or advantageous, including this additional debt financing. The failure to obtain necessary approvals could adversely affect our ability to expand our networks and could have a material adverse effect on our business.

In addition, the concept of “interested parties” is defined with reference to the concepts of “affiliated persons” and “group of persons” under Russian law, which are subject to many different interpretations. Moreover, the provisions of Russian law defining which transactions must be approved as “interested party” transactions are subject to different interpretations. Although we have generally taken a reasonably conservative approach in applying these concepts, we cannot be certain that our application of these concepts will not be subject to challenge. Any such challenge could result in the invalidation of transactions that are important to our business.

Russian law may expose us to liability for actions taken by our subsidiaries or joint venture entities.

Under Russian law, we may be jointly and severally liable for any obligations of a subsidiary or joint venture entity under a transaction if:

•

we have the ability to issue mandatory instructions to the subsidiary or joint venture entity and that ability is provided for by the charter of the subsidiary or joint venture entity or in a contract between us and them; and

•

the subsidiary or joint venture entity concluded the transaction pursuant to our mandatory instructions.

In addition, we may have secondary liability for any obligations of a subsidiary or joint venture entity if:

•

the subsidiary or joint venture entity becomes insolvent or bankrupt due to our actions or our failure to act; and

•

we have the ability to make decisions for the subsidiary or joint venture entity as a result of our ownership interest, the terms of a contract between us and them, or in any other way.

In either of these circumstances, the shareholders of the subsidiary or joint venture entity may seek compensation from us for the losses sustained by the subsidiary or a joint venture entity if we knew that the action taken pursuant to our instructions or the failure to act would result in loss. This type of liability could result in significant obligations and adversely affect our business.

Shareholder rights provisions under Russian law may impose additional costs on us, which could cause our financial results to suffer.

Under Russian law, our shareholders, including holders of our ADSs, that vote against or abstain from voting on some decisions have the right to sell their shares to us at market value, determined by our board of directors. Our obligation to purchase shares in these circumstances, which is limited to 10% of our net assets calculated at the time the decision is taken according to Russian accounting standards, could have an adverse effect on our cash flow and our ability to service our indebtedness. The decisions that trigger this right to sell shares include:

•

a reorganization;

•

the approval by shareholders of a “major transaction”, the value of which comprises more than 25% but not more than 50% of our assets, calculated in accordance with Russian accounting standards, in the event that our board of directors was unable to reach a unanimous decision to approve the transaction and regardless of whether the transaction is actually consummated; and

•

the amendment of our charter in a manner that limits shareholder rights.

In 2000, in compliance with the above-mentioned provisions, we were required to repurchase some of our shares of common stock from shareholders that voted against or abstained from voting on specific matters relating to our July 2000 convertible note/ADS offering. Consequently, we spent approximately US$5.5 million to acquire 103,239 shares of our common stock at a price well above the market price on the actual date of acquisition and prior to the consummation of the transactions the approval of which gave rise to this repurchase obligation. As required by Russian law, we offered our shareholders a similar redemption right in connection with our transaction with Alfa Group. In October 2001, we spent US$74,880 to acquire 3,744 shares of our common stock in connection with this redemption.

Amendments to the Russian Law On Joint Stock Companies, which were adopted on August 7, 2001 and became effective on January 1, 2002, provide that shareholders, including holders of our ADSs, who vote against or abstain from voting on a decision to place shares of our stock or convertible securities through a closed subscription (or private placement) have a preemptive right to acquire additional shares or convertible securities at the same price pro rata to the number of shares they own. This requirement may lead to further delays in completing equity and convertible offerings and may lead to uncertainty with respect to sales of newly-issued shares to strategic investors.

Risks Related to Our Business

Increased competition and a more diverse subscriber base have resulted in declining average monthly service revenues per subscriber, which may adversely affect our results of operation.

While our subscriber base and revenues are growing as we continue to grow our operations in Moscow and to expand into regions outside of Moscow, our average monthly service revenues per subscriber are decreasing. We expect to see a continued decline due to tariff decreases and the increase of mass-market subscribers as a proportion of our overall subscriber mix. This decline in our average monthly service revenues per subscriber may adversely affect our results of operation.

If we are unable to maintain our favorable brand image, we may be unable to attract new subscribers and retain existing subscribers, leading to loss of market share and revenues.

Our ability to attract new subscribers and retain existing subscribers depends in part on our ability to maintain what we believe to be our favorable brand image. Negative rumors regarding our services could adversely affect this brand image. In addition, consumer preferences change and our failure to anticipate, identify or react to these changes by providing attractive services at competitive prices could negatively affect our market share. The loss of market share could negatively affect our revenues.

The public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our subscribers and will require us to make additional capital expenditures.

Due to the recent growth in fixed and mobile telephone use in Moscow, the city’s “095” code has reached numbering capacity limits and an additional code or codes are expected to be introduced in the future. Calls between a new code and another code will require callers to dial through “8,” the long distance dialing prefix, which is also used by our “federal” number subscribers. The overtaxing of these long distance lines may inconvenience our subscribers by causing incoming and outgoing calls to have lower completion rates. Resolving these issues will require additional investment. In addition, continued growth in local, long-distance and international traffic, including that generated by our subscribers, may require substantial investment in public switched telephone networks.

Although the operators of public switched telephone networks are normally responsible for these investments, their weak financial condition may prevent them from making these investments. Since we are financially strong relative to these public network operators, we may be compelled to make such investments on their behalf, placing an additional burden on our financial and human resources. Additionally, assuming we do make such investments, we may not own the assets resulting from such investment. While we cannot estimate the financial and operating burdens associated with such investments, they may be substantial.

Substantial leverage and debt service obligations may adversely affect our cash flow.

We have substantial amounts of outstanding indebtedness, primarily our obligations under the following:

•

our obligations under the loan agreement with J.P. Morgan, pursuant to which J.P. Morgan extended a loan of US$250 million to our company;

•

the convertible notes;

•

two loans from Sberbank;

•

our obligations under vendor financing agreements with Alcatel SEL AG and Ericsson Credit AB;

•

a loan from Nordea Bank Sweden (publ) and Bayerische Hypo- und Vereinsbank AG; and

•

our obligations under vendor financing agreements with General DataCom and Technoserv.

In addition, on May 20, 2003, we issued ruble-denominated bonds through LLC VimpelCom Finance, a consolidated Russian subsidiary of our company, in an aggregate principal amount of three billion rubles, or approximately US$97 million at the Central Bank exchange rate on May 20, 2003. See “Item 5 – Operating and Financial Review and Prospects – Financing Activities” and “Item 8 – Financial Information – B. Significant Changes.”

As of December 31, 2002, our total outstanding indebtedness was approximately US$650.6 million on an actual basis and US$747.6 million on an as-adjusted basis, assuming that we issued the ruble-denominated bonds on December 31, 2002. As of December 31, 2002, our consolidated subsidiaries, which include KB Impuls and VimpelCom-Region, held US$254.3, or approximately 39.1% of our actual total indebtedness. If we incur additional indebtedness, the related risks that we now face could increase. Specifically, we may not be able to generate enough cash to pay the principal, interest and other amounts due under our indebtedness.

Our substantial leverage and the limits imposed by our debt obligations could have significant negative consequences, including:

•

increasing our vulnerability to general adverse economic and industry conditions;

•

limiting our ability to obtain additional financing or to refinance existing indebtedness;

•

requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our cash flow available for other purposes, including capital expenditures and marketing efforts;

•

limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•

placing us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have greater access to capital resources.

We must generate sufficient net cash flow in order to meet our debt service obligations and we cannot assure you that we will be able to meet such obligations. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we would be in default under the terms of our indebtedness and the holders of our indebtedness would be able to accelerate the maturity of such indebtedness and could cause defaults under our other indebtedness.

If we do not generate sufficient cash flow from operations in order to meet our debt service obligations, we may have to undertake alternative financing plans to alleviate liquidity constraints, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital expenditures or seeking additional capital. We cannot assure you that any refinancing or additional financing would be available on acceptable terms, or that assets could be sold, or if sold, of the timing of the sales and whether the proceeds realized from those sales would be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would materially and adversely affect our business, financial condition, results of operation and business prospects.

We are dependent on payments from KB Impuls to generate funds necessary to meet our obligations.

Most of our operating income and cash flow from operations is generated by KB Impuls. Our GSM license for the Moscow license area is held by KB Impuls. Although our company collects revenues derived from our Moscow GSM network on behalf of KB Impuls under the terms of a service agreement, we do not hold legal title to such revenues. We charge fees for this and other services that we render to KB Impuls, but we do not have a security interest or a priority right over the amounts collected on behalf of KB Impuls to ensure payment of these fees. As a result, we are dependent on the revenues of KB Impuls to generate funds necessary to meet our obligations, including our obligations under our loans from Sberbank, Nordea and Bayerische, and J.P. Morgan and on the convertible notes. We expect that the funds necessary to meet our debt obligations will be provided primarily by payments under the service agreement with KB Impuls, as well as debt repayments, dividends and distributions from KB Impuls and our other subsidiaries or payments under service, agency and similar agreements. Our ability to obtain cash from KB Impuls and our other subsidiaries to meet our debt service obligations may be limited by contractual and legal restrictions on our subsidiaries and by their financial condition and requirements for cash to conduct their operations.

We may not be able to recover, or realize the value of, the debt and equity investments that we make in KB Impuls, VimpelCom-Region or other subsidiaries.

We currently intend to lend funds to, and make further debt and equity investments in, one or more of our subsidiaries under intercompany loan agreements and other types of contractual agreements. In particular, we currently intend to invest in VimpelCom-Region to fund the continued development of our regional networks. Several of our subsidiaries, including KB Impuls and VimpelCom-Region, are parties to third-party financing arrangements that restrict our ability to recover our investments in these subsidiaries through the repayment of loans or the payment of dividends.

In addition, certain of VimpelCom-Region’s existing indebtedness places a limit on the amount of indebtedness that it can repay to our company, in an amount equal to the aggregate level of equity contributions made by all shareholders of VimpelCom-Region after August 21, 2002. Since this date, VimpelCom-Region has only received an equity contribution of US$175.44 million. Alfa Group, through Eco Telecom Limited, part of the Alfa Group of companies, is currently committed to make an equity contribution of US$58.52 million to VimpelCom-Region in November 2003, subject to extension in certain cases. We cannot assure you that this equity contribution will be made on a timely basis or at all. If this equity contribution is not made by Alfa Group, it will be difficult for VimpelCom-Region to repay indebtedness owing to our company until the maturity or prepayment of these third-party financing arrangements.

The restrictions on either KB Impuls or VimpelCom-Region to repay debt or pay dividends or other distributions or payments to us under service or agency agreements may make it difficult for us to meet our debt service obligations.

If our service agreement with KB Impuls is determined to violate the provisions of our GSM license for the Moscow license area and the license is subsequently terminated, our business will be adversely affected.

The Ministry of Communications has issued regulations and letters describing the types of services that should be rendered by license holders, and the types of services that a license holder may procure from a third party, but these regulations and letters are somewhat contradictory and confusing. The Ministry of Communications has not issued formal regulations regarding service agreements of the type that we have entered into with KB Impuls and generally does not review and approve proposed arrangements, although in the course of various inspections of our operations, bodies within the Ministry of Communications have been provided with copies of the service agreement in effect. To date, the Ministry of Communications has not challenged these types of service agreements. However, the Ministry of Communications may change its position and view these agreements as violating the general prohibition on transfer and assignment of licenses. Thus, it is possible that some of our service arrangements could be found to technically violate Ministry of Communications regulations. Although regulators typically provide notice and an opportunity to cure violations of license requirements, it is possible that our GSM license for the Moscow license area could be terminated without notice and an opportunity to cure. If this license were to be terminated, our business would be adversely affected.

Although we reported a profit for 2002 and 2001, we reported net losses in 2000, 1999 and 1998, and we cannot assure you that we will remain profitable in the future.

Although we reported net income of US$129.6 in 2002 and US$47.3 million in 2001, we reported net losses of US$77.8 million, US$39.6 million and US$4.7 million in 2000, 1999 and 1998, respectively. In the future, we may not be able to increase revenues in light of changed market or economic conditions. We cannot assure you that we will be able to sustain or increase profitability on a quarterly or annual basis.

Our quarterly revenues and operating results are volatile.

Our quarterly revenues and operating results are volatile and difficult to predict. It is possible that our future quarterly operating results will be below the expectations of public market analysts or investors. Our quarterly operating results have varied in the past and are likely to vary significantly from quarter to quarter in the future. As a result, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. Our quarterly results may fluctuate as a result of a variety of factors, including:

•

the size of our subscriber base;

•

changes in pricing by us or our competitors;

•

increased competition;

•

the nature and effectiveness of investments made by our company in connection with our regional operations;

•

growth or cancellations of service contracts;

•

developments relating to our existing licenses and frequency allocations or the issuance of new licenses or frequency allocations; and

•

general economic conditions.

Our revenues are often unpredictable and our revenue sources are short-term in nature.

Future revenues from our prepaid and contract subscribers, our two primary sources of revenues, are unpredictable. We do not require our prepaid subscribers to enter into service contracts and cannot be certain that they will continue to use our services in the future. We require our contract subscribers to enter into service contracts. However, many of our service contracts can be cancelled by the subscriber with limited advance notice and without significant penalty. Our churn rate, which is the number of subscribers disconnected from our network within a given period expressed as a percentage of the midpoint of the number of subscribers at the beginning and end of that period, fluctuates significantly and is difficult to predict. Our churn rate was 30.8% in 2002, 23.0% in 2001 and 34.0% in 2000. Migration of our subscribers from our D-AMPS network to our GSM network, as well as migration between tariff plans, are technically recorded as churn even though the subscribers are retained, thereby contributing to the aggregate increase in the churn rate for the period between 1999 and 2002, even though we did not lose these subscribers. The loss of a larger number of subscribers than anticipated could result in a loss of a significant amount of expected revenues. We experienced stagnant revenue growth in late 2002 as a result of industry-wide seasonal factors, the introduction by MTS of a new prepaid service, and aggressive tariff reductions by Megafon. Because we incur costs based on our expectations of future revenues, our failure to accurately predict revenues could put our business in jeopardy.

Covenants in our debt agreements restrict our ability to borrow and invest, which could impair our ability to expand or finance our future operations.

The loan agreement with J.P. Morgan, the indenture governing the convertible notes and our credit facility with Nordea and Bayerische contain a number of covenants that impose significant operating and financial restrictions on us and our subsidiaries. Significant additional covenants are also included in our vendor financing agreements with Alcatel and Ericsson, as well as in our credit agreements with Sberbank. These restrictions significantly limit, and in some cases prohibit, among other things, the ability of our company and certain of our subsidiaries to incur additional indebtedness, create liens on assets, enter into business combinations or engage in certain activities with our subsidiaries. A failure to comply with these restrictions would constitute a default under the agreements discussed above. In the event of such a default, our obligations under one or more of these agreements could, under certain circumstances, become immediately due and payable, which would have a material adverse effect on our business and our shareholders’ equity.

We anticipate that we will need additional capital and may not be able to raise it.

We expect that cash flows from our operations, the proceeds from the May 2003 issuance of ruble-denominated bonds, the equity investments in VimpelCom-Region to be made by Alfa Group and vendor and bank financing will provide sufficient funds for capital expenditures, working capital and debt service for the next 12 months. However, to meet our projected capital requirements through 2004, we anticipate that we will need to raise approximately US$350 million in additional debt financing in the Russian and/or international capital markets. We anticipate that we will need additional capital for a variety of reasons, such as:

•

financing our strategy to develop our regional GSM licenses, including possible acquisitions of existing operators or any payments required in connection with new licenses granted to us;

•

financing new technologies, such as third generation, or 3G, services;

•

improving our infrastructure, including our information technology systems;

•

financing our subscriber growth strategy;

•

enhancing our service and subscriber support;

•

responding to unexpected increases in the pace of network development;

•

complying with regulatory requirements or developments;

•

taking advantage of new business opportunities; and

•

implementing changes in our business strategy.

Due to a variety of factors, including perceived risks related to our operational performance, regulatory developments or deterioration in the Russian economy, we may not be able to raise additional capital on acceptable terms. We may have to sell stock at prices lower than those paid by a portion of our current shareholders, leading to dilution, or we may have to sell stock or debt instruments with rights superior to those of holders of our common stock. If we cannot obtain adequate financing on acceptable terms, we may be unable to take advantage of opportunities or to meet unexpected financial requirements. This could cause us to delay or abandon anticipated expenditures or otherwise limit operations, which could adversely affect our business.

In addition, to the extent that VimpelCom-Region needs to raise additional capital to fund its future capital requirements, we may be required to obtain financing from the shareholders of VimpelCom-Region through additional equity contributions. To the extent that we cannot contribute at least our pro rata share of such contributions, our equity ownership in VimpelCom-Region may be diluted.

Our wireless licenses may not be extended or may be suspended or revoked, which could adversely affect our business.

Our regional GSM licenses expire in various years from 2008 to 2012. Our other GSM and AMPS/D-AMPS licenses expire in various years from 2004 to 2012. We cannot predict whether these licenses will be renewed after expiration. If renewed, our licenses may contain additional obligations, including payment obligations, or may cover reduced service areas. If our GSM license for the Moscow license area, which expires on April 28, 2008, is not renewed, our business could be adversely affected. Depending on the growth of our business in the other license areas, the failure to have any other particular license renewed could also adversely affect our business. Our D-AMPS licenses will not be renewed when they expire.

We are required to meet certain conditions to maintain each of our licenses, including:

•

commencing service by a certain date;

•

meeting certain line capacity and territorial or population coverage benchmarks by specified dates; and/or

•

developing coverage of particular cities by specified dates.

If we fail to meet start-of-service dates, line capacity, territorial or population coverage requirements or other technical requirements under any of our regional licenses, or if extensions requested are not granted and action is taken against our company or our subsidiaries, our business could be adversely affected. Our GSM licenses covering the Central and Central Black Earth, North Caucasus, Siberian and Volga regions required us, among other things, to meet certain coverage requirements for certain specified cities by December 31, 2001. The requirement in our regional GSM licenses that specified cities be covered by certain networks by a specified date is a relatively new type of licensing requirement. Russian telecommunications legislation does not clearly define what “coverage” of a city means and does not clearly regulate the construction and launching of GSM networks. As a result, there is a possibility that the Ministry of Communications and our company may interpret the requirements differently and, consequently, we may be in violation of our regional GSM licenses despite our best efforts at compliance. In a non-binding clarification from the Ministry of Communications issued in December 2001, the Ministry of Communications stated that this coverage requirement could be met by GSM-900 coverage, and that no minimum number of base stations need be installed to meet this requirement. Accordingly, we understand that so long as at least one base station is installed in each such city in the 900 MHz frequency range, the license requirement is met. We have installed at least one 900 MHz base station, based upon all necessary permissions that we are required to receive from various Russian government agencies, in each of the cities indicated in the regional licenses for the Central and Central Black Earth, North Caucasus, Siberian and Volga regions except in Dudinka in the Siberian license area, Naberezhnye Chelny in the Volga license area and Mahachkala in the North Caucasus region and except for those cities in which the start-of-service date has been extended to December 31, 2003 (and we believe that the dates by which the territorial coverage requirements must be met were also deemed to be extended as a result of the extension of the start-of service dates). We are currently in the registration stage of obtaining the necessary permissions for Dudinka, Naberezhnye Chelny and Mahachkala. However, we did not have all of these base stations installed with all necessary permissions by December 31, 2001.

We believe that, as of today, we have met the coverage requirements in all cities required under these four regional GSM licenses except as stated above. In addition, we have not received any notifications from the Ministry of Communications regarding this provision in the licenses. However, we cannot assure you that the Ministry of Communications will not find that we did not fully meet our coverage requirements by December 31, 2001 in some or all cities. Furthermore, our GSM licenses covering the Northwest and Ural regions require us to meet certain territorial coverage requirements (expressed as percentages of the population) by specified dates, none of which have yet passed. If we fail to meet any coverage requirements in our licenses, we would anticipate that the Ministry of Communications would provide a warning to our company or our subsidiaries and provide us with an opportunity to cure any non-compliance. However, we cannot assure you that we will receive a grace period, and we cannot assure you that any grace period afforded to us would be sufficient to allow us to cure any remaining non-compliance. In the event that we do not cure any remaining non-compliance, the Ministry of Communications could remove certain cities from our licenses or the Ministry of Communications could decide to suspend or terminate the entire license. The occurrence of any of these events would adversely affect our ability to build out our networks in the regions in accordance with our business plan and could harm our reputation in the regions.

We did not meet the start-of-service date requirement under certain of our AMPS/D-AMPS regional licenses on a timely basis, but we have not received any warnings or notices and have since started service in each of these regions. Currently, we are not in compliance with the territorial coverage requirements for our AMPS/D-AMPS license in the Karelia, Ryazan, Samara and Tver license areas, and we have not met the line capacity requirements under our AMPS/D-AMPS licenses in Karelia, Ryazan, Tver, Ulyanovsk and Vologda and have not obtained waivers or extensions. Although some of our AMPS/D-AMPS regional license start-of-service dates, line capacity and territorial coverage requirements, and frequency allocations have been extended or waived in the past, we cannot assure you that we will receive extensions or waivers of these or any other requirements under our licenses, frequency permissions or other governmental permissions, if needed, in the future.

If we fail to completely fulfill the specific terms of any of our GSM or AMPS/D-AMPS licenses, frequency permissions or other governmental permissions or if we provide services in a manner that violates applicable legislation, government regulators may suspend or terminate our licenses, frequency permissions or other governmental permissions. A suspension or termination of any of our licenses could harm our business and our results of operations.

We face uncertainty regarding payments for frequency allocations and under the terms of some of our licenses.

Historically, licensed wireless service providers in Russia received frequency allocations at no cost. However, in June 1998, the government enacted a decree requiring wireless service providers to pay a fee for the use of radio frequency spectrum for a specified list of telecommunications services, which included services that we provide. To date, we have not been charged significant fees for frequency allocations in our license areas, other than for a portion of our GSM-900 services in the Moscow license area and the Central and Central Black Earth license area. However, we may be required to pay for additional frequency allocations in the future, which could negatively affect our financial results.

In August 1998, the Russian government issued a decision according to which we had to pay US$30.0 million, initially due within 25 days, for the use of 15 frequency channels in connection with our receipt of permission to provide GSM-900 services in the Moscow license area and the Central and Central Black Earth license area. After an initial payment, the Government of Russia issued a decision in September 1998 allowing us to pay the balance of the US$30.0 million in periodic installments. Thereafter, we were instructed to pay the installments to different state bodies. The outstanding balance of this amount was approximately US$4.2 million as of December 31, 2001, which we have now paid to accounts that were indicated by the Ministry of Defense, with the deduction of certain expenses incurred by our company in connection with experimental works performed during the process of releasing frequency spectrum. We cannot assure you that we will not be required to pay for additional frequency channels that we use or need. The loss or suspension of any of our frequency allocations could affect our ability to provide services and adversely affect our business.

Our ability to provide wireless services would be severely hampered if our access to line capacity or federal telephone numbers was limited or if the commercial terms of our interconnect agreements were significantly altered.

Our ability to interconnect with the public switched telephone network and other local, domestic and international networks in a cost-effective manner is critical to the economic viability of our operations. Interconnections with these operators is required to complete calls originating on our networks but terminating outside of them, and to complete calls to our subscribers originating outside of our networks. A significant increase in our interconnection costs or a lack of available line capacity for interconnections could have an adverse effect on our ability to provide services. We anticipate that fixed line providers will significantly increase their interconnect costs in the near future as the public telephone networks begin to adjust their fee structures in Russia to reflect operating costs, which, in turn, will increase our operating costs. We currently have numbering capacity agreements with a small number of telecommunications providers in Moscow, some of which are affiliated with our main Moscow competitor, Mobile TeleSystems, or MTS. Additionally, we are contractually obligated to obtain the consent of certain of these companies to use local Moscow lines from other telecommunications providers.

We have interconnect agreements with Rostelecom, which transmits to our subscribers a substantial portion of incoming traffic from the public switched network of Moscow, operated by the Moscow City Telephone Network, or MGTS. Recently, our subscribers have experienced difficulties receiving calls from MGTS subscribers due to a shortage in the number of links between our network and Rostelecom’s network. We have remedied this by increasing the number of available links with Rostelecom. In addition, MTT has installed a local switching center, or LSC, in Moscow, which transmits incoming traffic from MGTS to PLMN. Currently, a portion of calls to or from our subscribers interconnects with MGTS through this LSC. As the number of our subscribers increases, technical improvements to Rostelecom’s exchanges and/or the exchanges of other telephone line capacity providers with whom we have interconnect agreements may be required to ensure sufficient links are available for our subscribers. If Rostelecom or any other provider is unable to make required technical improvements, if the difficulties experienced by our subscribers with Rostelecom’s network recur or if any of our other telephone line capacity providers in Moscow become unreliable, we could experience serious interruptions in our ability to provide services. In addition, we will have to issue new telephone numbers to certain of our subscribers who do not use federal numbers if one of our interconnect agreements is terminated and replaced by an interconnect agreement with an alternative provider.

Federal telephone numbers are an important feature of our mass market strategy. Because we incur fewer costs in acquiring and providing service on federal numbers, we can offer service on federal numbers to price-sensitive subscribers. Our right to use federal telephone numbers was originally granted only for our GSM network. The basis on which we used federal numbers for our D-AMPS subscribers in the past could be subject to challenge. In accordance with agreements reached with the Ministry of Communications, we now have the right to use the federal numbers for our D-AMPS subscribers until we receive numbering in a new area code, which the Ministry of Communications has already established as area code 499. However, there have been delays in the construction of the new area code.

We face uncertainty regarding our frequency allocations and may experience limited spectrum capacity for providing wireless services.

In order to commence our pilot operations in specific cities in our GSM license areas, we applied for and received minimal frequency assignments in each of the cities in which we have commenced operations. As we build out our operations in the GSM license areas, we submit a frequency application and a site plan to the appropriate bodies for approval. Based on the results of this study and the available frequency at that time, specific frequencies in specific areas in each of our GSM license areas may be allocated to us. However, there is a limited amount of frequency available for wireless operators and we cannot be certain that frequency will be allocated to us, that it will be allocated to us in a timely manner or that it will be adequate in terms of quantity and geographic coverage to allow us to provide wireless services on a commercially feasible basis throughout all of our license areas. Furthermore, frequency allocations are typically issued for periods shorter than the terms of the licenses (sometimes for less than one year) and, therefore, at any given time we are in the process of renewing many such permissions to keep our network operators. We cannot assure you that such permissions will be renewed.

In September 2000, we received a letter from Gossvyaznadzor requesting the release, as of November 1, 2000, of 30 frequency channels (each representing 200 kHz of spectrum) in the 900 MHz frequency band in the Moscow license area. These channels were part of the frequencies issued to our subsidiary, KB Impuls, for the operation of our GSM network in the Moscow license area. We believed that this letter was not consistent with Russian law and we vigorously opposed any attempt to reallocate such frequencies unfairly. In October 2000, following the submission of requests and applications by our company, we received a letter from Gossvyaznadzor stating that the validity of our frequency permissions was restored. In addition, in February 2001, we received a letter from Gossvyaznadzor stating that the September 2000 letter was recalled. We cannot assure you that a similar event will not occur in the future or that as we work with Gossvyaznadzor in the future, we will not voluntarily release frequencies in certain areas if necessary.

If we fail to obtain renewals or extensions of our frequency allocations for our GSM network in the Moscow license area, our business could be harmed.

Our frequency allocations for most of our license areas expire prior to the expiration date of our corresponding licenses. We cannot predict whether we will be able to obtain extensions of our frequency allocations and whether extensions will be granted in a timely manner and without any significant additional costs. It is possible that there could be a re-allocation of frequencies upon the expiration of existing allocations or the granting of frequency allocations for the same channels as our frequency allocations, requiring that we coordinate the use of our frequencies with the other license holder and/or experience a loss of quality in our network.

If we fail to obtain renewals or extensions of our frequency allocations for our GSM network in the Moscow license area, which expire on various dates between 2003 and 2008, or if other license holders are granted overlapping frequencies, our business could be adversely affected. Depending on the growth of our business in our other license areas, the failure to obtain renewal or extension of any other frequency allocations could also adversely affect our business.

The frequency allocations for our GSM network in the Moscow license area are limited in comparison to the frequencies allocated to wireless service providers in other countries. The less frequency that is allocated to a wireless service provider, the fewer number of subscribers a network can handle. Our limited frequency allocations could cause us to incur significant additional costs in building out our networks, interfere with our ability to provide wireless services and limit our growth, all of which might harm our business.

We may be required to contribute to the cost of the Russian government’s 900 MHz frequency conversion.

In November 2001, the Russian government approved a program that calls for the transfer of the frequency used by air traffic control systems from the 900 MHz frequency range to the 1.0 GHz frequency range. If the Russian government requires our company and other wireless operators to finance the transfer costs, our financial results could be harmed, and we and our competitors may be required to pass on some of the increased costs to subscribers.

We face intense competition from an increasing number of strong competitors.

Competition among telecommunications service providers in Moscow is intense and increasing as providers are utilizing new marketing efforts to retain existing subscribers and attract new ones. For example, wireless service providers in the Moscow license area, including us, have lowered tariffs and, from time to time, offered handset subsidies. Our efforts to compete for subscribers based on reduced tariffs and lower equipment prices could greatly reduce our revenues and may not succeed. If this occurs, it may be difficult for us to remain profitable in the future.

Our primary competitor in the Moscow license area, MTS, initiated GSM service in Moscow several years before we did. Consequently, we had to spend considerable resources building our GSM-900/1800 network in 1999 and 2000 to reach a comparable level of service and coverage. MTS currently has a larger subscriber base, a greater share of the higher-use subscriber market and frequency allocations that provide MTS with a potential quality advantage with respect to its GSM-900 service. Deutsche Telekom AG, a telecommunications company with significant telecommunications assets and experience, recently reported that it beneficially owns 25.2% of MTS’s voting shares. Sistema, a diverse Russian holding company with interests in several telecommunications companies, recently reported that it beneficially owns 51.9% of MTS’s voting shares. Because of its strategic relationships with Sistema and Deutsche Telekom, MTS may have access to greater financial resources than our company in the future. According to our company’s estimates, as of March 31, 2003, MTS’s subscriber market share in the Moscow license area was approximately 44.2%, compared to our subscriber market share in the Moscow license area of 49.5%.

MTS has recently experienced subscriber growth up to three to four percent higher than us, as well as higher revenue growth. MTS has recently introduced a prepaid service called “Jeans” that may rival our leadership in prepaid service. Our “Bee+” prepaid service is a main factor contributing to our comparatively low subscriber acquisition cost and we expect it to be the main source of future revenue growth in the Moscow license area. Our stagnant revenue growth in late 2002 was due, in part, to the introduction of MTS’s “Jeans” prepaid service.

In the Moscow license area, we also compete with Sonic Duo, a wholly-owned subsidiary of OAO Megafon. Megafon was formed on May 29, 2002 as a result of the merger of nine regional mobile phone operators. Megafon’s shareholders include Telecominvest and TeliaSonera, the leading telecommunications group in the Nordic and Baltic regions. Sonic Duo received a dual band GSM-900/1800 license for the Moscow license area in May 2000, began providing roaming services in Moscow to subscribers of other wireless operators in the third quarter of 2001 and commenced operations in Moscow in late November 2001. Sonic Duo markets its services in Moscow under the Megafon brand name. According to J’son & Partners and Sotovik.ru, Sonic Duo had approximately 388,000 subscribers as of March 31, 2003, representing a subscriber market share of approximately 5%. The entry of Sonic Duo in the Moscow license area may lead to additional price competition among the GSM operators in Moscow, which could cause our financial results and market share to suffer. In late 2002, Sonic Duo aggressively lowered tariffs in an effort to attract more subscribers, which was a factor in our stagnant revenue growth during this period.

In the regions outside of the Moscow license area, GSM, AMPS/D-AMPS and/or NMT-450 networks are operational in many regions. MTS, Megafon and their affiliates are our main competitors in the regions outside of the Moscow license area. MTS has reported that it holds licenses to operate wireless networks in areas populated by 169.2 million people in 58 regions of Russia, as well as Belarus and Ukraine. Megafon reportedly holds licenses covering 100% of the population of the Russian Federation. However, due in part to the existing distribution of licenses, these companies do not operate in all regions in which we operate, and we do not operate in all regions in which MTS and Megafon operate or will operate. As of March 31, 2003, we had approximately 2.24 million subscribers in the regions. By comparison, MTS reported that, as of March 31, 2003, it had approximately 4.19 million subscribers in the regions and Megafon reported that, as of March 31, 2003, it had approximately 3.35 million subscribers in the regions.

We compete for GSM subscribers with MTS in the Central and Central Black Earth and Siberian license areas and both MTS and Megafon in the North Caucus, Northwest, Ural and Volga license areas. MTS and Megafon have both had operations in the Northwest region, which includes St. Petersburg, the second largest city in Russia, before we did. We only recently launched commercial operations in St. Petersburg on April 15, 2003, where we will provide our subscribers with roaming service while we expand our network. In the Volga region, the Ministry of Communications recently issued a license to MTS covering Samara and MTS recently announced that it acquired a controlling interest in TAIF-TELKOM OJSC, which has a GSM license covering the Republic of Tatarstan. MTS’s new Samara license and the TAIF-TELKOM acquisition represent a significant extension of MTS’s license portfolio in the Volga region. In addition, both MTS and Megafon hold GSM licenses in the Far East region, where we do not currently have a GSM license.

We also compete for GSM subscribers with local GSM and D-AMPS operators in the regions. For instance, we compete with SMARTS, a company that also holds licenses, either directly or indirectly through joint ventures, for GSM-900 networks in the Volga license area and in certain parts of the Central and Central Black Earth license area. We may also compete with affiliates of MCT Corporation, which operate under the “Indigo” brand name. MCT Corporation reportedly owns interests in 18 wireless operators in Russia that operate using the GSM and D-AMPS standards. According to press reports, OAO Svyazinvest, Russia’s state-owned telephone holding company, is contemplating the acquisition of a 50% interest in each of three regional mobile phone operators. If these acquisitions are consummated, Svyazinvest would become one of Russia’s largest national cellular operators, along with MTS, Megafon and us.

Our competitors have established and will continue to establish relationships with each other and with third parties. These third-party relationships provide our competitors with access to personnel, capital, equipment and other resources that may not be available to us. These resources could provide our competitors with advantages that could cause our business to suffer. Furthermore, current or future relationships among our competitors and third parties may restrict our access to critical systems and equipment. New competitors or alliances among competitors could rapidly acquire significant market share. We cannot assure you that we will be able to forge similar relationships or successfully compete against them.

We face competition from an increasing number of technologies and may face greater competition as a result of the issuance of new wireless licenses.

The three principal competing wireless technologies currently licensed and operating in the Moscow license area are GSM-900/1800, operated by us, MTS and Sonic Duo, D-AMPS, operated by us, and a Nordic Mobile Telephone network operating in the 450 MHz frequency range, or NMT-450, operated by MCC. GSM networks are operated in most regions in Russia. Competitors that are able to operate networks that are more cost effective than ours may have competitive advantages over us, which could cause our business to suffer.

The Ministry of Communications may grant additional licenses for any or all of the wireless standards in the license areas in which we operate, including GSM. In May 2001, the Ministry of Communications announced plans to issue GSM-1800 licenses to AMPS/D-AMPS operators in Russia. The decision to issue additional GSM-1800 licenses was primarily due to the fact that the AMPS standard will no longer be used in Russia by 2010 in favor of other technologies. We estimate that as of March 31, 2003, approximately 36 such licenses were granted to AMPS/D-AMPS operators. The issuance of additional licenses for existing wireless standards for any of the license areas in which we operate could greatly increase competition and threaten our business.

In addition, the Ministry of Communications has granted licenses based on Code Division Multiple Access, or CDMA, technology for the provision of fixed wireless services in a number of regions throughout Russia. CDMA is a second generation digital cellular telephony technology that can be used for the provision of both mobile and fixed telephone services. The holder of the CDMA license in Moscow, Sonet, is reported to be controlled by Sistema, which is also a shareholder of MTS, our primary competitor. Although CDMA technology is currently classified in Russia as a fixed telephone service, it may be used for mobile communications and there is a risk that it may be offered for use through portable handsets.

We may also face competition from other communications technologies. One-way paging or beeper services that feature voice message and data display as well as tones may be adequate for potential subscribers who do not need to transmit back to the caller. Providers of traditional wireline telephone service may compete with us as their services improve. Additionally, IP protocol telephony may provide competition for us in the future. The increased availability or marketing of these technologies could reduce our subscribers and adversely affect our business.

Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, adversely affect our business.

The wireless telecommunications industry is characterized by rapidly changing technology and evolving industry standards. The rapid technological advances in the wireless telecommunications industry make it difficult to predict the extent of future competition. It is possible that the technologies we utilize today will become obsolete or subject to competition from new technologies in the future for which we may be unable to obtain the appropriate license. For example, 3G wireless standards, such as the Universal Mobile Telecommunications Services, or UMTS, standard, are significantly superior to existing second generation standards, such as GSM. The Ministry of Communications was expected to announce the allocation procedure for 3G licenses during the second half of 2002 and to issue these licenses in 2003. To date, however, no allocation procedures have been announced and no 3G licenses have been issued.

Accordingly, our future success will depend, in part, on our ability to quickly identify the most promising technology and being the first licensee of such technology. In this respect, among the most important challenges facing us are the need to:

•

effectively integrate new and leading technologies;

•

continue to develop our technical expertise;

•

influence emerging industry standards; and

•

respond to other technological changes.

We may not be able to meet all of these challenges in a timely and cost-effective manner. In addition, we may not be able to acquire licenses for 3G wireless standards, which we may deem necessary to compete, on reasonable terms and we may not be able to develop a strategy compatible with this or any other new technology. If this occurs or if we otherwise fail to meet the challenges described above, our business may be adversely affected.

It may be more difficult for us to attract new subscribers in the regions outside of Moscow than it is for our competitors that established a local presence prior to the time that our company did.

We do not possess a “first mover advantage” in the regions outside of Moscow where we currently operate or intend to provide services in the future. In many cases, we have been the second, third or fourth wireless operator to enter a particular regional market. For example, MTS and Megafon have both had operations in the Northwest region, which includes St. Petersburg, before we did. We only recently launched commercial operations in St. Petersburg on April 15, 2003. In addition, both MTS and Megafon currently hold GSM licenses in the Far East region, where we do not currently have a GSM license. As a result, it may be more difficult for our company to attract new subscribers in the regions than it is for our competitors (including MTS and Megafon and their respective affiliates) that entered markets and established a local presence in some cases years before we did. In addition, we cannot assure you that we will be successful in obtaining a license for the Far East region or that we will be able to acquire existing operators in the Far East region on commercially attractive terms.

The regions outside of Moscow are expected to become more significant to our company, MTS and Megafon as subscriber growth over the next few years is expected to grow in the regions at a higher rate than in Moscow. If we are not successful in penetrating local markets outside of Moscow, our business may be adversely affected.

Our strategic partnerships and joint ventures to develop our services in the regions in Russia are accompanied by inherent business risks.

In May 2001, we signed a series of agreements with Alfa Group and Telenor to develop our regional license areas outside of Moscow. In November 2001, Alfa Group completed the purchase of 5,150,000 newly-issued shares of our common stock for US$103 million, which we contributed (together with an additional US$15.64 million of our own funds, at the exchange rate as of the date of contribution) as equity to VimpelCom-Region, representing the first of three tranches of equity investments in which VimpelCom-Region will raise up to US$337 million. In November 2002, the second tranche of equity investments in VimpelCom-Region was completed when Alfa Group, Telenor and our company each purchased 1,462 newly-issued shares of common stock for a consideration of US$58.48 million each. The third and final tranche of equity investments is scheduled to be completed in November 2003 (subject to extension in certain cases), pursuant to which Alfa Group is to invest an additional US$58.52 million as equity in VimpelCom-Region. We may enter into strategic partnerships and joint ventures with other companies in the future to develop other aspects of our business including our GSM operations outside the Moscow license area. Emerging market strategic partnerships and joint ventures are often accompanied by risks, including:

•

the possibility that a strategic or joint venture partner or partners will default in connection with a capital contribution or other obligation, thereby forcing us to fulfill the obligation;

•

the possibility that a strategic or joint venture partner will hinder development by blocking capital increases if that partner runs out of money or loses interest in pursuing the partnership or joint projects;

•

diversion of resources and management time;

•

potential joint and several or secondary liability for transactions and liabilities of the partnership or joint venture entity; and

•

the difficulty of maintaining uniform standards, controls, procedures and policies.

Telenor and Alfa Group may have different strategies in pursuing regional development than we do, and they may have different strategies from one another. If VimpelCom-Region encounters financial difficulties or if these strategies vary significantly from our company’s strategies, Telenor or Alfa Group may cause VimpelCom-Region or our company, directly or indirectly, to pursue transactions to protect or enhance their equity investments in VimpelCom-Region to our detriment. Any such conflict of interests may affect our ability to service or repay our debt obligations.

We may encounter difficulties in expanding and operating our networks.

Increasing the capacity of our networks in the Moscow license area and expanding the geographic coverage of our networks into our regional license areas are important components of our plan to increase our subscriber base. We may encounter difficulties in building our networks or face other factors beyond our control that could affect the quality of services, increase the cost of construction or operation of our networks or delay the introduction of services. As a result, we could experience difficulty in increasing our subscriber base or could fail to meet license requirements, either of which may have an adverse effect on our business. We may encounter difficulties with respect to:

•

delivering services that are technically and economically feasible;

•

financing increases in network construction and development costs, including in the regions;

•

providing service coverage to a large geographic area outside the Moscow license area;

•

obtaining in a timely manner and maintaining licenses, frequency allocations and other governmental permissions sufficient to provide services to our subscribers;

•

marketing our services in a large geographic area to a new potential subscriber base outside the Moscow license area with lower average income;

•

obtaining sufficient interconnect arrangements, including federal telephone numbers for our subscribers;

•

meeting demands of local special interest groups;

•

obtaining compliance certificates for our telecommunications equipment in a timely and cost-efficient manner; and

•

obtaining adequate supplies of network equipment and handsets.

The limited history of wireless telecommunications in our regional license areas in Russia and our limited operating history in GSM in the regions create additional business risks, which could have an adverse affect on our business.

Wireless telecommunications are relatively new in the Russian regions, which have experienced slower economic growth over the past decade than Moscow. As the wireless telecommunications industry develops in our regional license areas, changes in market conditions could make the development of some regional license areas less or no longer commercially feasible. A reduction in our viable development opportunities could have an adverse effect on our business.

In addition, we have a limited operating history providing GSM services in the regions. Consequently, we are subject to the risks associated with entering into any new product line. Our failure to properly manage those risks, including those risks specified below, could have an adverse effect on our business:

•

unrealistic expectations about our operational ability and our ability to meet license and other regulatory requirements;

•

unrealistic expectations about our ability to obtain in a timely manner and maintain licenses, frequency allocations and other governmental permissions sufficient to provide services to our subscribers;

•

unexpected difficulties in executing our business plan;

•

inaccurate assumptions about market size, characteristics and conditions; and

•

delays in reacting to changing market conditions.

Some of our contract subscribers or contractual counterparts may fail to pay us or to comply with the terms of their agreements with us, which could adversely affect our business.

Russia’s inexperience with a market economy relative to more developed economies poses numerous risks that could interfere with our business. Some Russian businesses have a limited history of operating without state directives and little experience entering into and fulfilling contractual obligations. Many Russian companies generally face significant liquidity problems due to a limited supply of domestic savings, few foreign sources of funds, limited lending by the banking sector to the industrial sector and other factors. As a result, the failure to satisfy liabilities is widespread among Russian businesses and the government. Many Russian companies cannot make timely payments for goods or services and owe large amounts of overdue federal and local taxes, as well as wages to employees. Many Russian companies have also resorted to paying their debts or accepting settlement of accounts receivable through barter arrangements or through the use of promissory notes. Furthermore, it is difficult for us to gauge the creditworthiness of some of our contract subscribers, because there are no reliable mechanisms for evaluating their financial condition and because reliable credit reports on Russian companies and individuals are usually not available. Consequently, we face the risk that some of our contract subscribers or contractual counterparts will fail to pay us or fail to comply with the terms of their agreements with us, which could adversely affect our business.

We cannot assure you that a market for our future services will develop or that we can satisfy subscriber expectations, which could result in a significant loss of our subscriber base.

We currently offer our subscribers a number of value added services, including voice mail, SMS, call forwarding, wireless Internet access and data transmission services. Despite investing significant resources in marketing, we may not be successful in creating or competing in a market for these value added services. In particular, we cannot assure you that we can:

•

enhance our current services;

•

develop new services that meet changing subscriber needs;

•

generate significant demand for our new services through successful advertising and marketing initiatives;

•

satisfy subscriber expectations with respect to value added services;

•

compete against lower service rates charged by our competitors;

•

provide our new services in a profitable manner; and

•

continue to offer value added services in the event of adverse changes in economic conditions.

If we fail to obtain widespread commercial and public acceptance of our new services, our visibility in the Russian telecommunications market could be jeopardized, which could result in a significant loss of our subscriber base. We cannot assure you that subscribers will continue to utilize the services we offer.

We depend heavily on our senior management and key technical personnel and, because of our rapid growth and expansion, we may have difficulty attracting and retaining qualified professionals to manage our growth.

Our future operating results depend in large part upon the continued contributions of key senior managers and technical personnel. We cannot be sure that their services will continue to be available to us in the future, nor do we have key personnel life insurance covering any of our senior managers. Our current CEO and General Director, Jo Lunder, is under contract with our company until the end of June 2003. We have begun the search process for a new CEO and General Director and, as the search process continues, Mr. Lunder has agreed to continue to serve as our company’s CEO and General Director for a period to be mutually agreed upon between our company and Mr. Lunder. Thereafter, Mr. Lunder is expected to continue as a director of our company, serving as Chairman of the Board of Directors. We could be adversely affected if we are unable to attract a highly qualified professional to succeed Mr. Lunder or if any of our other senior managers ceased to actively participate in the management of our business, whether upon the expiration of their contracts or earlier.

In addition, our rapid growth over a short period of time has significantly strained our managerial and operational resources and is likely to continue to do so. Our personnel, systems, procedures and controls may be inadequate to support our future operations. Effectively managing our growth will require, among other things:

•

stringent control of network build-out and other costs;

•

improvement of reporting, operating and control systems to ensure compliance with applicable law;

•

further development of information technology systems;

•

improvement of financial and management controls; and

•

hiring, training and retaining new personnel.

To successfully manage our growth and development, we will depend in large part upon our ability to attract, train, retain and motivate highly skilled employees and management. However, because of the rapid growth of the telecommunications market, there is significant competition for employees who have experience in technology, telecommunications infrastructure and programming. There may be a limited number of persons with the requisite skills to serve in these positions, particularly in the markets where we operate outside of Moscow. In the future, it may be increasingly difficult for us to hire qualified personnel. Further, we may lose some of our most talented personnel to our competitors. If we cannot attract, train, retain and motivate qualified personnel, then we may be unable to successfully manage our growth or otherwise compete effectively in the Russian mobile telecommunications industry, which could adversely affect our business.

Our management information and billing systems may be inadequate to support our future growth, which could adversely impact our business.

We have recently implemented new billing and management information systems that we believe will provide the capability and flexibility to support our anticipated growth. However, we may face risks in rolling out the systems in the regions or integrating new technologies into these systems. If our new billing system develops unexpected limitations or problems, subscriber bills may not be generated promptly and correctly. This could adversely impact our business since we would not be able to collect promptly on subscriber balances. In addition, our current management information system is significantly less developed in certain respects than those of wireless service providers in more developed markets and may not provide our management with as much or as accurate information as in those more developed markets.

We could lose control of the sites where our switches are located as well as some of our network, office and telecommunications equipment if there is an event of default under agreements related to our secured debt.

Our credit agreement with Sberbank is secured by, among other things, the real property where the switches used to operate our Moscow GSM networks are located, as well as where certain network equipment is located. Our wireless network of radio base stations is connected to these switches by our point-to-point microwave network and fiber optic network and coordinated with network software. If a default occurs under the credit agreement, Sberbank could obtain control over the pledged property, which includes the sites where our switches are located, as well as other network equipment. In addition, our agreements with Alcatel, Ericsson, Nordea and Bayerische, and Sberbank are secured by equipment procured from Alcatel and Ericsson or other network, office and telecommunications equipment. If a default, including a cross-default, occurs under our agreements with Alcatel, Ericsson, Nordea and Bayerische, and/or Sberbank, the relevant lender could obtain control over this equipment and, consequently, our business could be adversely affected.

We are subject to anti-monopoly regulation, which could restrict our business.

We are subject to oversight and regulation by Russia’s Anti-Monopoly Ministry. The Anti-Monopoly Ministry is authorized to regulate Russian companies deemed to be a dominant force in, or a monopolist of, a market and also regulates advertising. Regulatory measures may include the imposition of tariffs or restrictions on acquisitions or on other activities, such as contractual obligations. Because Russian law does not clearly define “market” in terms of either services provided or geographic area of activity, it is difficult to determine under what circumstances we could be subject to these or similar measures. We cannot exclude the possibility, however, that our current subscriber market share in the Moscow license area or certain regions could trigger close scrutiny by the Anti-Monopoly Ministry of the pricing and other terms of our services. We could be subject to anti-monopoly regulation in the future, which could adversely affect our business.

The concepts of “affiliated persons” and “group of persons” that are fundamental to the Russian antimonopoly law and to the law on joint stock companies are not clearly defined and are subject to many different interpretations. Consequently, the Russian Anti-Monopoly Ministry or other competent authorities may challenge the positions we or certain of our officers, directors or shareholders have taken in this respect despite our best efforts at compliance. Any successful challenge by the Russian Anti-Monopoly Ministry or other competent authorities may expose us or certain of our officers, directors or shareholders to fines or penalties and may result in the invalidation of certain agreements or arrangements. This may adversely affect the manner in which we manage and operate certain aspects of our business.

Our business could be adversely affected if our handset and network equipment supply arrangements are terminated or interrupted.

The successful build-out and operation of our networks depend heavily on obtaining adequate supplies of switching equipment, base stations, other network equipment and telephone handsets on a timely basis. We currently purchase our GSM network equipment from a small number of suppliers, principally Alcatel and Ericsson, although some of the equipment we use is available from other suppliers, including Nokia. From time to time, we have experienced delays receiving equipment in the regions. Our business could be adversely affected if we are unable to obtain adequate supplies or equipment from Alcatel, Ericsson, Nokia or another supplier in a timely manner and on reasonable terms.

Our network equipment and systems may be subject to disruption and failure, which could cause us to lose subscribers and violate our licenses.

Our business depends on providing subscribers with reliability, capacity and security. As mobile phones increase in technological capacity, they may become increasingly subject to computer viruses and other disruptions. These viruses can replicate and distribute themselves throughout a network system. This slows the network through the unusually high volume of messages sent across the network and affects data stored in individual handsets. Although, to date, most computer viruses have targeted computer networks, mobile phone networks are also at risk. We cannot be sure that our network system will not be the target of a virus or, if it is, that we will be able to maintain the integrity of the data in individual handsets of our subscribers or that a virus will not overload our network, causing significant harm to our operations. In addition to computer viruses, the services we provide may be subject to disruptions resulting from numerous factors, including:

•

human error;

•

physical or electronic security breaches;

•

power loss;

•

hardware and software defects;

•

capacity limitations;

•

fire, earthquake, flood and other natural disasters; and

•

sabotage, acts of terrorism and vandalism.

Problems with our switches, controllers, fiber optic network or at one or more of our base stations, whether or not within our control, could result in service interruptions or significant damage to our networks. Although we have back-up capacity for our network management operations and maintenance systems, automatic transfer to our back-up capacity is not seamless, and may cause network service interruptions. In the first half of 2001, we experienced a number of network service interruptions, primarily due to software-related problems. These interruptions affected a minority of our subscribers and lasted an average of less than one hour. In the second half of 2001, we experienced a three hour network interruption that affected approximately 50% of our subscribers in the Moscow license area, primarily due to software-related problems. In 2002, we suffered several technical service interruptions, including a network service interruption in March 2002 in the course of implementing our new billing system. This service interruption affected approximately 49,000 of our most loyal contract subscribers and, for some of these subscribers, lasted for up to three days. According to media reports, such service interruptions may occur from time to time during installations of new software. MTS, our primary competitor in Moscow, has also experienced service interruptions of similar duration. Any further interruption of services could harm our business reputation and reduce the confidence of our subscribers and consequently impair our ability to obtain and retain subscribers and could lead to a violation of the terms of our licenses, each of which could adversely affect our business. We do not carry business interruption insurance to prevent against network disruptions.

Allegations of health risks related to the use of wireless telephones could have an adverse effect on us.

There have been allegations that the use of certain portable wireless telecommunications devices may cause serious health risks. The Cellular Telecommunications Industry Association in the United States has researched these potential health risks and publicly announced its belief that no risk exists. Nonetheless, the actual or perceived health risks of wireless telecommunications devices could diminish subscriber growth, reduce network usage per subscriber, spark product liability lawsuits or limit available financing. Each of these possibilities has the potential to cause adverse consequences for us and for the entire wireless telecommunications industry.

Because no standard definition of a subscriber exists in the mobile telecommunications industry, comparisons between subscriber data of different companies may be difficult to draw.

The methodology for calculation of subscriber numbers varies substantially in the mobile telecommunications industry, resulting in variances in reported subscriber numbers from that which would result from the use of a single methodology. Therefore, it may be difficult to draw comparisons of subscriber numbers and churn between different mobile cellular communications companies.

Risks Related to Our Common Stock and ADSs

Voting rights with respect to the shares of common stock represented by ADSs are limited by the terms of the depositary agreement for the ADSs, our charter and Russian law.

Voting rights with respect to the shares of common stock represented by ADSs may only be exercised in accordance with the provisions of the depositary agreement for the ADSs, our charter and Russian law. However, there are practical limitations with respect to the ability to exercise voting rights due to the additional procedural steps involved in communicating with shareholders. For example, our charter requires us to notify shareholders at least 30 days in advance of any general meeting. Our shareholders will receive notice directly from our company and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy.

By contrast, ADS holders will not receive notice directly from us. Rather, in accordance with the depositary agreement, we will provide the notice to the depositary. In turn, the depositary has undertaken, as soon as practicable thereafter, to mail to ADS holders the notice of such meeting, voting instruction forms and a statement as to the manner in which instructions may be given by ADS holders. To exercise its voting rights, an ADS holder must then instruct the depositary how to vote the shares underlying the ADSs. Because of this extra procedural step involving the depositary, the process for exercising voting rights may take longer for an ADS holder than for holders of shares of common stock. ADSs for which the depositary does not receive timely voting instructions will not be voted at any meeting. If this occurs, an ADS holder generally will not be able to exercise voting rights attaching to the ADSs or the shares of common stock that underlie the ADSs.

Additionally, draft Russian regulations are currently under review that would restrict the total number of shares of outstanding stock allowed to circulate outside of Russia through an ADS program. If these regulations are enacted, then we may be required to reduce the size of our ADS program or to amend the depositary agreement for the ADSs.

Telenor and Alfa Group each own a significant portion of our equity that allows each of them to block shareholder decisions requiring a supermajority vote.

Two of our shareholders, Telenor and Alfa Group, own enough voting stock to block shareholder decisions that require at least a 75% majority vote. Telenor recently reported that it owned 25% plus 13 shares of our voting capital stock and Alfa Group recently reported that it owned 25% plus two shares of our voting capital stock. There is a risk that either of them could use its ability to block certain shareholder decisions in a manner that may not be in our interest or in the interest of our minority shareholders.

The price of our ADSs may be volatile.

The price of our ADSs has been extremely volatile and may continue to be volatile. Although our ADSs are currently listed on The New York Stock Exchange, or NYSE, it is possible that an active public market for the ADSs will not be sustained. Furthermore, the price at which the ADSs trade could be subject to significant fluctuations caused by a wide variety of factors, including:

•

tariff reductions by us or our competitors;

•

variations in our operating results or financial condition;

•

the addition or loss of subscribers;

•

announcements of new products or services by us or our competitors;

•

announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•

regulatory actions that are harmful to our business;

•

changes in financial estimates or recommendations by securities analysts;

•

economic conditions in Russia;

•

additions or departures of our key personnel;

•

future equity or debt offerings or our announcements of equity or debt offerings;

•

future sales of substantial amounts of the ADSs on the open market or the perception that such sales may occur;

•

general conditions or trends in the wireless telecommunications industry;

•

emergence of new competing technologies;

•

investors’ perception of risks associated with emerging markets; and

•

other events or factors, many of which are beyond our control.

In addition, the public markets for stock of companies providing wireless telecommunications, technology and Internet services and products have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of such companies. These market and industry factors may materially and adversely affect the price of the ADSs, regardless of our operating performance. In the past, securities class action litigation has been instituted against companies following periods of volatility in the market price of their securities. This type of litigation initiated against us could result in substantial costs and a diversion of management’s attention and resources.

You may not be able to benefit from the United States-Russia double tax treaty.

The Russian tax rules applicable to U.S. holders of the ADSs are characterized by significant uncertainties and by an absence of interpretive guidance. Russian tax authorities have not provided any guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how the Russian tax authorities will ultimately treat those arrangements. In particular, it is unclear whether Russian tax authorities will treat U.S. holders as the beneficial owners of the underlying shares for the purposes of the United States-Russia double tax treaty. If the Russian tax authorities were not to treat U.S. holders as the beneficial owners of the underlying shares, then the U.S. holders would not be able to benefit from the provisions of the United States-Russia double tax treaty and would consequently face additional tax liability.

We have not paid dividends on our common stock and ADSs and do not anticipate doing so until we are cash flow positive, which may make us less attractive to investors.

To date, we have not paid dividends on our shares of common stock and do not expect to pay dividends until we are cash flow positive. Our decision not to pay dividends in the future could adversely affect the value of our common stock or ADSs. Additionally, our ability to pay dividends is limited by the terms of certain of our indebtedness, as well as by Russian law, in several ways. For example, we are permitted to pay dividends only out of our net profits for the current year as calculated according to Russian accounting standards. Because we may not pay dividends, your return on an investment in the ADSs will likely depend on your ability to sell the ADSs for a profit.

Risks Related to the Convertible Notes

VimpelCom B.V., the issuer of the convertible notes, does not have sufficient net assets to pay any amounts due under the convertible notes.

Neither VimpelCom B.V., the issuer of the convertible notes, nor VimpelCom Finance B.V., which owns 100% of VimpelCom B.V.’s issued share capital, has sufficient net assets to meet the obligations of VimpelCom B.V. to pay interest for the full term of the convertible notes or to redeem or repurchase the convertible notes. Therefore, VimpelCom B.V. would, in the absence of other funding sources, have to rely on us to provide funding to meet these obligations. Under current Russian law, we would have to apply to the Central Bank of Russia for an amendment to an existing license in order to legally contribute capital to VimpelCom B.V. in U.S. dollars via our wholly-owned subsidiary VimpelCom Finance B.V. We have not applied to the Central Bank of Russia for this license amendment and we cannot be sure that it will be granted if we were to apply. Without this amendment, we may be required to make payments under our guarantee of the convertible notes, which would result in significant tax inefficiency and expenses well in excess of the amount otherwise due to the holders of our convertible notes.

Any payments required under our guarantee of the convertible notes may be subject to Russian withholding and value added taxes.

Any payment under our guarantee of the convertible notes may be subject to withholding tax in Russia. Further, any payment under the guarantee may also be subject to Russian value added tax. If any payment required under the guarantee is subject to withholding or value added tax, then we will be obliged to increase the amount payable under the guarantee by the amount of withholding or value added tax. As a result, we would incur expenses well in excess of the amount due to the convertible note holders. We cannot be certain that we would have sufficient funds to make any payment required under the guarantee or to pay the additional amounts associated with the withholding or value added taxes. Further, we can give no assurance that our obligation to pay the additional amounts associated with the withholding or value added taxes is enforceable under Russian law.

Our obligation to offer to repurchase the convertible notes and to repay our loan from J.P. Morgan upon a change of control may discourage a takeover.

Under the terms of the indenture governing the convertible notes, we are required to make an offer to repurchase the convertible notes in the event of a change of control of our company. In addition, under the terms of the loan agreement with J.P. Morgan, and the trust deed governing the Loan Participation Notes, in the event of a change of control of our company, J.P. Morgan will offer to repurchase all of the outstanding Loan Participation Notes and we will be required to repay the loan from J.P. Morgan to the extent of, and in an amount equal to, the amount that J.P. Morgan will have to pay holders of the Loan Participation Notes who have accepted J.P. Morgan’s offer. The requirements to repurchase our convertible notes or to repay the loan from J.P. Morgan may make an acquisition or takeover of our company more difficult or discourage such an acquisition or takeover and, thus, the removal of the incumbent board of directors. The obligation to make a change of control offer resulted from negotiations between us and J.P. Morgan and the underwriters for the convertible notes and is not the result of any intention on our part or on the part of our management to discourage any such acquisition or takeover.

Holders of our convertible notes may not be adequately protected against corporate restructurings or highly leveraged transactions.

The terms of the indenture governing the convertible notes do not contain provisions that would afford holders of our convertible notes protection in the event of a decline in our credit quality resulting from highly leveraged or other similar transactions in which we may engage. We are also not limited in the amount of other indebtedness or other liabilities that we may incur or securities that we may issue.

Except for the repurchase obligation in the event of a change of control, holders of our convertible notes do not have the right to require us to repurchase or redeem the convertible notes in the event of a takeover, recapitalization, similar restructuring or any other highly leveraged transaction. The change of control provision may not necessarily afford holders of our convertible notes protection in the event of a highly leveraged transaction, including a reorganization, restructuring, merger or other similar transaction involving us that may adversely affect holders of our convertible notes, because such transactions may not involve a shift in voting power or beneficial ownership of the magnitude required under the definition of a change of control or may include an actual shift in voting power or beneficial ownership to persons excluded from the definition of change of control.

VimpelCom B.V. may not be in a position to obtain a sufficient number of ADSs to deliver upon conversion in the event of certain adjustments to the conversion price.

VimpelCom B.V. currently has access to a sufficient number of ADSs to deliver upon conversion of the convertible notes as of the date of issue. The conversion price, however, is subject to adjustment upon the occurrence of certain events. While the ADSs available for delivery upon conversion of the convertible notes will automatically be adjusted when certain of these events occur, other events may require VimpelCom B.V. to acquire or otherwise procure additional ADSs for delivery upon conversion of the convertible notes. We currently have no mechanism in place to provide VimpelCom B.V. with the funds it may need to acquire such additional ADSs (or other securities). Moreover, under Russian law, we would have to obtain shareholder approval prior to issuing additional shares to satisfy VimpelCom B.V.’s conversion obligations.

The convertible notes may only be transferred in accordance with the procedures of the depository with whom the convertible notes are deposited.

Except in limited circumstances, the convertible notes have been issued only in book-entry form through the facilities of the Depository Trust Company, or DTC. Ownership of beneficial interests in the convertible notes are shown on, and the transfer of that ownership are effected only through, records maintained by DTC or its nominee and the records of DTC’s participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interest in the convertible notes. Because DTC can only act on behalf of its participants, which in turn act on behalf of owners of beneficial interests held through such participants and certain banks, the ability of a person having a beneficial interest in a convertible note to pledge or transfer such interest to persons or entities that do not participate in the DTC system may be impaired.

ITEM 4.

Information on the Company

Overview

The following chart sets forth our company and some of our principal subsidiaries, including our subsidiaries that hold our principal GSM and AMPS/D-AMPS licenses.

______________

(1)

Holds AMPS/D-AMPS licenses for the Moscow, Tver, Ryazan, Vladimir, Kaluga and Vologda license areas.

(2)

Holds a GSM license for the Moscow license area.

(3)

Holds a GSM-1800 license and an AMPS/D-AMPS license for the Samara license area, which is located in the Volga region.

(4)

Issuer of the convertible notes.

(5)

Holds GSM licenses for the Central and Central Black Earth, North Caucasus, Northwest, Siberian and Volga license areas.

(6)

Holds an AMPS/D-AMPS license for the Novosibirsk license area.

(7)

Holds a GSM license for the Ural region.

(8)

Holds a GSM license for the Stavropol region, which is part of the North Caucasus region.

(9)

Holds a GSM license and an AMPS/D-AMPS license for the Orenburg region, which is part of the Ural region.

(10)

Holds a GSM license for the Kaliningrad region, which is part of the Northwest region.

(11)

Holds a GSM license for the Kabardino-Balkarskoy Republic, which is located in the North Caucasus region.

(12)

Holds a GSM license for the Karachaevo-Cherkessk Republic, which is located in the North Caucasus region.

We are a leading provider of wireless telecommunications services in Russia, operating under the “Bee Line” brand name. Bee Line is one of the most recognized brand names in Russia. Based on independent estimates of the number of subscribers of our competitors in the Moscow license area, we estimate that our market share in the Moscow license area was 49.5% as of March 31, 2003, compared to 51.5% as of March 31, 2002. In addition, we are now accelerating the development of our national GSM footprint by expanding our GSM service areas to regions outside of Moscow. As of March 31, 2003, we had approximately 2.24 million subscribers on our networks in the regions outside of the Moscow license area as compared with approximately 284,500 as of March 31, 2002.

Our GSM licenses permit us to operate wireless networks in areas populated by approximately 134 million people, or approximately 92% of the Russian population as of December 31, 2002. We hold GSM licenses for the Moscow license area and six large geographical areas. In addition to the six large regional GSM licenses, we hold GSM licenses for six smaller regions, all of which are within our larger regional license areas. We hold 11 licenses to operate AMPS/D-AMPS networks. We are principally a GSM operator and our AMPS/D-AMPS subscribers are continuing to migrate to our GSM networks.

On June 5, 2003, we entered into a series of agreements with ZAO “InvestElectroSvyaz” (which operates under the “Corbina-Telecom” brand name in Russia) in order to utilize the excess capacity on our D-AMPS network in the Moscow license area. We will continue to operate and maintain our Moscow D-AMPS network, servicing our existing Moscow D-AMPS subscribers and attracting new subscribers to our network. For further information about this transaction, please see “– Licenses – AMPS/D-AMPS”.

As of December 31, 2002, we had approximately 5.15 million subscribers on all of our wireless networks, of which approximately 3.71 million, or 72%, were in the Moscow license area and approximately 1.44 million, or 28%, were in the regions outside of the Moscow license area. GSM subscribers constituted approximately 95.4% of our subscriber base in the Moscow license area and approximately 93.7% of our overall subscriber base as of December 31, 2002. Primarily as a result of our innovative sales and marketing efforts, we increased our subscriber base in the Moscow license area by 145% in 2001 and 94% in 2002. During the same periods, we increased our subscriber base in the regions outside of the Moscow license area by 274% and 619%, respectively. As of May 29, 2003, we had approximately 6.92 million subscribers on all of our wireless networks, with approximately 4.22 million, or 61%, in the Moscow license area and approximately 2.70 million, or 39%, in the regions outside of the Moscow license area.

In 1998, we were the first major wireless services provider in Russia to offer prepaid wireless plans to our subscribers. In 1999, we became the first wireless services provider in the Moscow license area to actively market our services to the mass market, and we invested heavily in the acquisition of these subscribers. Following the success of our mass market growth strategy, we commenced marketing our improved GSM products and services to large corporations, small and medium-sized businesses and high income individuals, and our market share has grown in these segments. In all segments of our business, we benefit significantly from the strengths and expertise of our two strategic partners, Telenor and Alfa Group.

As the number of our subscribers in the Moscow license area currently constitute the substantial majority of our overall subscriber base, the description of our business set forth below focuses on the Moscow license area unless otherwise specifically indicated.

Our objects and purposes, as set forth in Article 4 of our charter, include the provision of wireless telecommunications services.

Strategic Relationships

Telenor

Telenor, Norway’s leading telecommunications company, became our strategic partner in December 1998. Telenor owns 25% plus 13 shares of our voting capital stock. Telenor also owns approximately 17.5% of the voting capital stock of our subsidiary, VimpelCom-Region, which we formed to concentrate on the development of our regional GSM license portfolio. Telenor brings to our alliance valuable experience in developing and implementing wireless voice and data services and sophisticated marketing techniques. This experience has been transferred to us in a number of ways, including:

•

Personnel. Telenor has committed a number of key people to our business at both the operational and management levels, including Jo Lunder, our CEO and General Director. Mr. Lunder previously served as First Deputy Chief Executive Officer, President and Chief Operating Officer of our company and the Chief Operating Officer of Telenor Mobile. Mr. Lunder is under contract with our company until the end of June 2003. We have begun the search process for a new CEO and General Director and, as the search process continues, Mr. Lunder has agreed to continue to serve as our company’s CEO and General Director for a period to be mutually agreed upon between our company and Mr. Lunder. Thereafter, Mr. Lunder is expected to continue as a director of our company, serving as Chairman of the Board of Directors;

•

Product and technology development. As we implement our wireless data and Internet strategy, we have and will continue to draw on Telenor’s expertise in product development and implementation, including wireless application protocol, or WAP, global packet radio services, or GPRS, multimedia messaging, or MMS, and other new products and technologies; and

•

Development of the mass market. Telenor helped to develop Norway into one of the world’s most penetrated wireless telecommunications markets and provides valuable expertise to us as we develop the mass market subscriber segment in Russia.

Telenor is one of the leading foreign investors in the Russian telecommunications industry. We recently acquired from Telenor its interests in Closed Joint Stock Company “Extel” and Open Joint Stock Company “StavTeleSot”, two regional operators in Russia, as part of our regional expansion program. In addition to its strategic relationship with us, Telenor indirectly owns 100% of Combellga, one of the leading alternative telecommunications carriers in the Moscow market. The benefits of Telenor’s partnership with Combellga are already evident in our development of an innovative corporate service package that uses a single number for wireless and fixed-line telephones.

In October 2002, Storm LLC, of which Alfa Group owns 50.1%, acquired from Telenor 7.7% of the issued and outstanding shares of Kyivstar GSM, Ukraine’s largest mobile telecommunications service provider in terms of number of subscribers. Upon completion of the transaction, Telenor and Storm owned 54.2% and 40.1%, respectively, of Kyivstar. As of December 31, 2002, Kyivstar was reported to have approximately 1.85 million subscribers, or a 49% share of the Ukrainian market.

Alfa Group

On November 5, 2001, Alfa Group, through Eco Telecom Limited, part of the Alfa Group of companies, completed the purchase of 5,150,000 newly-issued shares of our common stock for US$103 million. Pursuant to the terms of the transaction agreements, which were signed on May 30, 2001, we contributed this US$103 million (together with an additional US$15.64 million of our own funds, at the exchange rate as of the date of contribution) as equity to VimpelCom-Region, representing the first of three tranches of equity investments in which VimpelCom-Region will raise up to US$337 million. On November 12, 2002, the second tranche of equity investments in VimpelCom-Region was completed when Alfa Group, Telenor and our company each purchased 1,462 newly-issued shares of common stock for a consideration of US$58.48 million each. Alfa Group currently owns 25% plus two shares of our voting capital stock and approximately 17.5% of the voting capital stock of VimpelCom-Region. The third and final tranche of equity investments is scheduled to be completed in November 2003 (subject to extension in certain cases), pursuant to which Alfa Group is to invest an additional US$58.52 million as equity in VimpelCom-Region. Following the third tranche of Alfa Group’s equity investment in VimpelCom-Region, Alfa Group will own 29.8% of the voting capital stock of VimpelCom-Region and we and Telenor will own 55.3% and 14.9%, respectively.

Alfa Group’s extensive operations throughout the regions of Russia, combined with its position as one of Russia’s largest financial industrial groups, make it an ideal partner for us in connection with our transformation into a nationwide wireless operator. Alfa Group was formed in Russia in July 1988 and is involved in the Russian banking, insurance, asset management, oil and gas, commodities trading, retailing and real estate sectors. In particular, through Alfa Bank, one of the largest banks in Russia, Alfa Group is active in the regions of Russia outside of Moscow. We believe that the combination of Telenor’s expertise in wireless telecommunications and Alfa Group’s extensive knowledge of the regions, together with their capital investments, is a basis for a unique and complementary strategic partnership and a strong platform on which we can continue to build one of Russia’s leading nationwide wireless operators.

Golden Telecom, a Russian fixed line telecommunications and Internet service provider, recently reported that Alfa Group beneficially owns approximately 40% of Golden Telecom’s common stock. It was recently reported that Telenor was negotiating with Golden Telecom to acquire a strategic interest in Golden Telecom. Golden Telecom LLC, a small Ukrainian mobile telecommunications service provider, is a subsidiary of Golden Telecom. In connection with any future expansion outside of Russia, we believe that we can benefit from Telenor’s and Alfa Group’s activities in other countries of the CIS.

Competitive Strengths

We believe that we are well positioned to capitalize on opportunities in the Russian wireless telecommunications market. We seek to differentiate ourselves from our competitors by certain of our competitive advantages, including:

•

Recognized brand name. We market our services under our “Bee Line” brand name, namely our “Bee Line GSM” brand name. Primarily as a result of our innovative marketing and licensing efforts, our “Bee Line” brand name is among the most recognized brand names in Russia. We strongly believe that the “Bee Line” brand provides us with an excellent platform from which we can launch new wireless telecommunications services and ventures in Russia. As part of our commitment to expanding our operations outside the Moscow license area, we have licensed our registered trademarks to VimpelCom-Region to use within the areas of the Russian Federation outside the Moscow license area.

•

Product and service innovation. We offer wireless service packages designed to address the specific needs of major target market segments. For instance, our contract service packages offer features targeted at large corporate and higher use subscribers, including small and medium-size business subscribers, while our “Bee+” prepaid service packages offer features targeted at the mass market subscriber segment. We offer both contract and prepaid service packages under the “Bee Line GSM” brand.

•

Specialized customer care. We differentiate our customer service based on our primary subscriber segments. We believe that our ability to provide specialized customer service has helped maintain a high level of subscriber satisfaction with our products and services and has helped us control churn.

•

Broad distribution network. We have developed the largest distribution network for wireless services in the Moscow license area with 77 independent dealers and 3,461 points of sale. As of December 31, 2002, our prepaid scratch cards, which are prepaid phone cards sold at a discount to face value, could be purchased at approximately 6,000 locations. Our retail distribution channel for prepaid scratch cards includes large chains of electronic stores and other consumer retail stores and at selected branch offices of banks, including Sberbank. In addition, as of December 31, 2002, we had three sales offices in the Moscow license area. In the first quarter of 2001, we acquired the “Mobile Center” dealer network, one of the largest retail dealer networks in Moscow, for approximately US$3.2 million. This acquisition added 12 additional offices to our distribution network. As of December 31, 2002, we had 28 “Mobile Center” sales offices in the Moscow license area. We also employ a direct sales force that focuses its efforts on sales to corporate and higher use subscribers, including small and medium-size business subscribers. In the regions outside of the Moscow license area, we have approximately 1,000 independent dealers and more than 4,000 points of sale.

•

High-quality wireless network. We build our wireless networks with advanced technology from the world’s leading wireless telecommunications equipment suppliers, such as Alcatel, Ericsson and Nokia, in an effort to provide a dependable network capable of offering enhanced value added services and features. In addition, our GSM network provides us with an ideal platform from which we have the capacity to provide value added services such as greater call privacy, caller-ID, call forwarding, call waiting, short messaging service, or SMS, and more complex data transmission features, including facsimile, electronic mail, wireless Internet and data network access.

Strategy

We believe that the high quality of our GSM network coverage, our experience with the mass market subscriber segment in the Moscow license area and the expertise of our strategic partners, Telenor and Alfa Group, ensure that we are well positioned to become a premier national wireless telecommunications services provider. Our strategy focuses on:

•

National Expansion. We are developing our regional GSM license areas through our subsidiary, VimpelCom-Region. Since the first closing of the strategic investment by Alfa Group in our company in November 2001, we have been pursuing a more aggressive national growth strategy.

•

Opportunity for growth. The low wireless penetration rate in Russia, together with the poor service and fragmented nature of the wireless market in the regions, provide us with an opportunity to become a national provider of wireless telecommunications services in the regions. In addition, wireless telephony often acts as a substitute for fixed line services in the regions. The regions generally have lower per capita wealth and disposable income than in the Moscow license area, and we intend to focus our regional expansion, marketing and distribution efforts on areas with high population density, based on factors such as commercial practicability, strategic importance, market potential, regulatory requirements and competition. In 2002, the regions outside of Moscow have witnessed significant growth in terms of numbers of new subscribers. In 2003, independent sources expect the number of subscribers in the regions outside of the Moscow license area to nearly double from approximately 10.8 million at the end of 2002 to approximately 19.1 million at the end of 2003. With the Moscow license area beginning to mature, penetration rates in the Moscow license area approaching 45% at the end of 2002 and improved economic conditions in Russia, the expansion of our GSM network into the regions is now an essential component of our strategy to evolve into a premier national wireless telecommunications operator.

•

Continued expansion in the regions. We have expanded in the regions through internal growth, augmented by selective acquisitions of existing operators, and we intend to continue to expand in the regions in this manner. We have added approximately 800,000 new subscribers in the first quarter of 2003, including approximately 193,000 new subscribers as a result of VimpelCom-Region’s acquisition of StavTeleSot in the Stavropol region in January 2003. In connection with our regional expansion efforts, we launched commercial operations in St. Petersburg on April 15, 2003 and we intend to continue the rollout of our regional networks in 2003, including in the cities of Ekaterinburg, Chelyabinsk and Tyumen. In addition, we intend to obtain a GSM license in the Far East, the last remaining region in Russia for which we do not have a wireless license.

•

Unified national business model. After combining the management of VimpelCom and VimpelCom-Region last year, we have designed and implemented a unified national business model designed to use our considerable knowledge, experience and expertise attained while becoming a leading wireless telecommunications service provider in Moscow to develop our business in the regions. This national business model is enabling us to develop uniform procedures for rolling out our network in the regions and to increase standardization and achieve greater economies of scale in the areas of sales and marketing, customer service, information technology, billing and human resources. This model is also enabling us to develop a single recognized national brand and offer our existing and potential subscribers the same tariff structures and product lines in all of the regions where we operate.

•

Maintaining our position as a leading provider of GSM wireless telecommunications services in the Moscow license area. The Moscow license area is the anchor of our nationwide growth strategy. As of May 29, 2003, we had approximately 4.07 million GSM subscribers in the Moscow license area, which constituted approximately 96.6% of our subscriber base in the Moscow license area. The Moscow license area is beginning to mature, with penetration rates exceeding 50% as of the end of May 2003, which has resulted in increased competition. As a result of this increased competition, we are focusing on three higher-margin primary subscriber market segments:

•

Large corporate. We will continue our efforts to increase our market share of large corporate users by designing programs to attract these higher revenue-generating subscribers. These efforts include establishing specialized corporate plans and roaming arrangements, enhancing our specialized customer service, increasing our direct sales forces, launching new dedicated corporate sales offices and providing subscribers with access to the newest handsets, accessories and value added services. We also intend to develop new programs offering standardized nationwide services that we can tailor to meet specific corporate needs and market them to corporations that operate both in Moscow and in the regions where we operate.

•

Small and medium-size businesses and high-income individuals. We believe that the key to the successful penetration of this segment of the market will be the continuous improvement of service quality and product offerings. We are upgrading our information technology support systems as well as continuously improving our customer service. Further, we intend to continue to employ tailored marketing promotions to attract these higher use subscribers and to continue using targeted subscriber retention programs. To attract individual subscribers, we offer a credit contract system with various contract plans, free incoming calls from mobile phones and dedicated customer service.

•

Mass market. We will continue to penetrate the Moscow mass market subscriber segment through prepaid card services, innovative tariff plans and service features intended to address the specific needs of these subscribers. We have developed the largest distribution network for wireless services in the Moscow license area with 77 independent dealers and 3,461 points of sale. As of December 31, 2002, our prepaid scratch cards could be purchased at approximately 6,000 locations.

•

Increasing revenues from non-voice wireless services. We intend to increase usage among our existing subscribers and attract new subscribers by offering value added services and allowing our subscribers to access a wide range of services through our networks. The value added services that we offer will become an increasingly important part of our strategy as the Moscow market matures and competition intensifies. We currently provide traditional value added services such as voice mail, call forwarding, call waiting, conference calling, call blocking, caller-ID, automatic dialing and voice dialing. We also provide and are focusing on a variety of messaging services, such as outgoing SMS, e-mail, content delivery, games and other “infotainment” services. Messaging and “infotainment” services are currently available through our Internet portal, BeeOnline, and through our Beeinfo mobile information guide. In addition, our Beepay payment system offers many convenient ways to pay for our services and Beebonus enables customers to accumulate points by purchasing products from certain third parties that may be used to pay for our services. Capitalizing on new technology-enabled opportunities, we also provide WAP technology services and GPRS. In 2002, we launched GPRS roaming with 19 operators in 19 countries, including Great Britain, Italy and Germany. To date, we have launched GPRS roaming in four regions of Russia and intend to launch GPRS roaming in the remaining regions of Russia during the third quarter of 2003. In April 2003, we launched GPRS roaming in the United States. The use of non-voice services is still low in the Russian market compared to countries with higher wireless penetration rates, and we are seeking to increase our revenue growth from value added services in the future. We are also actively using Internet technology to support business processes and are using this technology to increase subscriber loyalty and satisfaction.

•

Incorporate new technologies into our operations. As part of our overall business strategy, we intend to evaluate emerging, state-of-the-art technologies that we may be able to introduce to complement our existing operations. For example, although the Ministry of Communications has yet to issue licenses for third generation wireless standards, we have constructed a pilot 3G network. In addition, in cooperation with Cisco Systems, we are exploring the possibility of offering our subscribers wireless local area networks, or WLANs, which wirelessly connect users to the Internet or local area networks. Initially we intend to explore the possibility of introducing WLANs in airports, hotels and business centers, which would permit individuals to connect wirelessly to the Internet via a WLAN network or our network using GPRS.

•

Expansion in the Commonwealth of Independent States. To date, our strategic focus has been the rollout of our network in the Moscow license area and then the regions in Russia outside of the Moscow license area. We intend to explore our opportunities for expansion in other countries in the CIS, taking into consideration the economic and political environment, the size of the territory and population as well as the competitive situation.

Licenses

GSM

We hold GSM licenses for the Moscow license area and six large geographical areas: the Central and Central Black Earth license area, the North Caucasus license area, the Northwest license area (which includes the City of St. Petersburg), the Siberian license area, the Ural license area and the Volga license area. In total, these GSM licenses cover approximately 92% of Russia’s population. Our regional GSM licenses for the Central and Central Black Earth, North Caucasus, Siberian and Volga regions were reissued on April 7, 2000 to our subsidiary, VimpelCom-Region, through which we provide wireless services in the regions outside of the Moscow license area. These GSM licenses permit us to operate a unified dual band GSM-900/1800 network. The material terms of the licenses did not change and the start-of-service requirements under the reissued licenses were deemed to have been satisfied by our existing service. VimpelCom-Region also holds our GSM license for the Northwest region. We received a GSM-1800 license for the Northwest region in September 2002 and in March 2003, the Ministry of Communications amended our initial GSM license for the Northwest region to permit us to operate a dual band GSM-900/1800 network in St. Petersburg and the surrounding Leningrad region. We have applied for a permit to operate a dual-band GSM-900/1800 network for the rest of the Northwest region. VimpelCom-Region also holds our GSM license for the Ural region through its wholly-owned subsidiary, Vostok-Zapad Telecom, which it acquired in December 2002. Vostok-Zapad Telecom’s GSM license provides for the operation of a GSM-1800 network in the entire Ural region and a dual band GSM-900 /1800 network in six out of 12 territories within the region. In addition to the six large regional GSM licenses, we hold GSM licenses for the following six territories, all of which are within our larger regional license areas: Kaliningrad, within the Northwest region; Samara, within the Volga region; Orenburg, within the Ural region; and Stavropol, the Kabardino-Balkarskoy Republic and the Karachaevo-Cherkessk Republic, all within the North Caucasus region. These territorial GSM licenses are held through subsidiaries that VimpelCom-Region acquired in 2002 and 2003. VimpelCom-Region launched 26 networks in 2002 and two networks in the five months ended May 31, 2003, including a network in St. Petersburg. In addition, our January 2003 acquisition of StavTeleSot expanded our operations to two additional regions.

In January 2001, the Ministry of Communications amended our GSM licenses for the Moscow license area and the Central and Central Black Earth, North Caucasus, Siberian and Volga regions, our D-AMPS license and our licenses for the provision of telematic services and the lease of channels to require that we pay fees, which are calculated as a portion of our revenues for services provided in each region, and transfer this amount to the Ministry of Communications on a monthly basis. In accordance with the terms of our licenses, since April 2001, we have been transferring 0.3% of our revenues earned under these licenses (calculated in rubles and in accordance with applicable Russian tax laws) to the Ministry of Communications. In addition, the licenses that we obtained in 2002 covering the Northwest and Ural regions and our six other GSM licenses are subject to these fees. In 2002, we transferred the ruble equivalent of approximately US$1.2 million to the Ministry of Communications.

The following tables summarize the principal terms of our regional and territorial GSM licenses, including the license areas, issue dates, start-of-service requirements, expiration dates, line capacity requirements and territorial coverage requirements.

Principal Terms and Conditions of our Regional GSM Licenses

				Certain Requirements

License Area	Issue Date	Start-of-Service Requirement	Expiration Date	Compliance Date	Line Capacity No Less Than	Territorial Coverage

Moscow	Apr. 28, 1998	Dec. 31, 1998	Apr. 28, 2008	Dec. 31, 2001	100,000	Moscow license area
Central and Central Black Earth	Apr. 7, 2000	July 7, 2000	Apr. 28, 2008	Dec. 31, 2001	20,000	17 cities (1)
North Caucasus	Apr. 7, 2000	July 7, 2000 (2)	Apr. 28, 2008	Dec. 31, 2001	50,000	10 cities (2)
Northwest	Sep. 12, 2002	Mar. 12, 2004	Sep. 12, 2012	Dec. 31, 2004	10,000	20% of population
				Dec. 31, 2006 Dec. 31, 2011	50,000 200,000	40% of population 80% of population
Siberian	Apr. 7, 2000	July 7, 2000	Apr. 28, 2008	Dec. 31, 2001	48,000	12 cities (3)
Ural (4)	Nov. 14, 2002	May 14, 2004	Nov. 14, 2012	Dec. 31, 2005	50,000	30% of population
				Dec. 31, 2012	200,000	70% of population
Volga	Apr. 7, 2000	July 7, 2000	Apr. 28, 2008	Dec. 31, 2001	14,000	14 cities (5)

______________

(1)

The 17 cities to be covered are: Belgorod, Bryansk, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Nizhniy Novgorod, Orel, Ryazan, Smolensk, Tambov, Tula, Tver, Vladimir, Voronezh and Yaroslavl.

(2)

This license was amended to allow us to commence providing services no later than December 31, 2002 in the Republic of Dagestan and no later than December 31, 2003 in Ingushetia and Chechnya. The 10 cities to be covered are: Grozny, Krasnodar, Maikop, Makhatchkala, Nalchik, Nazran, Rostov-on-Don, Tcherkessk, Stavropol and Vladikavkaz. We must also cover Chechnya, Ingushetia and the Republic of Dagestan, but based on the extension of the start-of-service dates for these areas, we believe the date by which the territorial coverage requirement must be met has also been extended.

(3)

The 12 cities to be covered are: Abakan, Barnaul, Dudinka, Gorno-Altaysk, Kemerovo, Krasnoyarsk, Kyzyl, Novokuznetsk, Novosibirsk, Omsk, Tomsk and Tara.

(4)

In December 2002, VimpelCom-Region acquired 100% of Vostok-Zapad Telecom. Vostok-Zapad Telecom holds a GSM-1800 license covering all 12 territories of the Ural region and a GSM-900/1800 license covering six territories of the Ural region (the Komi Republic and Udmurtiya, Kirov, Kurgan, Sverdlovsk and the Yamal-Nenets autonomous district).

(5)

The 14 cities to be covered are: Astrakhan, Elista, Kazan, Naberezhnye Chelny, Penza, Samara, Saransk, Saratov, Tcheboksary, Togliatti, Ufa, Ulyanovsk, Volgograd and Yoshkar-Ola.

Principal Terms and Conditions of our Territorial GSM Licenses

				Certain Requirements

License Area	Issue Date	Start-of-Service Requirement	Expiration Date	Compliance Date	Line Capacity No Less Than	Territorial Coverage

Kabardino-Balkarskoy Republic (1)	Mar. 17, 2000	Mar. 17, 2001	Mar. 17, 2010	Dec. 31, 2001		5%
				Dec. 31, 2002 Dec. 31, 2004 Dec. 31, 2009	5,000	10% 30% 60%
Kaliningrad (2)	Nov. 4, 1996	Feb. 1, 1998	Aug. 1, 2006	Dec. 31, 1996	1,500	10%
				Dec. 31, 1997 Dec. 31, 1998 Dec. 31, 1999 Dec. 31, 2001	2,000 3,714 6,000 19,269	20% 30% 50% 95%
Karachaevo-Cherkessk Republic (3)	May 5, 2000	May 5, 2001	May 5, 2010	Dec. 31, 2001		10%
				Dec. 31, 2010	40,000	60%
Orenburg (4)	June 13, 2000	June 13, 2001	June 13, 2010	Dec. 31, 2001	10,000	5%
				Dec. 31, 2003 Dec. 31, 2005 Dec. 31, 2010	20,000 30,000 60,000	10% 16% 32%
Samara (5)	April 17, 2002	Oct. 17, 2003	April 17, 2012	Dec. 31, 2004	20,000	30% of population
				Dec. 31, 2011	80,000	70% of population
Stavropol (6)	Mar. 7, 1997	Mar. 7, 1998	Mar. 7, 2007	Dec. 31, 1998	3,000	10%
				Dec. 31, 2000 Dec. 31, 2003 Dec. 31, 2007	10,000 20,000 40,000	60% 80% 90%

______________

(1)

The license for the Kabardino-Balkarskoy Republic is held by Kabardino-Balkarsky GSM, 80% of which is owned by StavTeleSot. See note (6) below.

(2)

In December 2002, VimpelCom-Region acquired 100% of Extel. Extel holds a GSM-900 license for the Kaliningrad region, which is part of the Northwest region.

(3)

The license for the Karachaevo-Cherkessk Republic is held by Karachaevo-CherkesskTeleSot, 80% of which is owned by StavTeleSot. See note (6) below.

(4)

In July and October 2002, VimpelCom-Region acquired 99% of Orensot. Orensot holds GSM-900/1800 and D-AMPS licenses for the Orenburg region, which is part of the Ural region.

(5)

The GSM-1800 license is held by Beeline-Samara, of which we own 51%.

(6)

In January 2003, VimpelCom-Region acquired 90% of StavTeleSot. StavTeleSot holds a GSM-900/1800 license for the Stavropol region, which is part of the North Caucasus region.

We have met the applicable requirements for our Moscow GSM license. With respect to our regional GSM licenses for the Central and Central Black Earth, North Caucasus, Siberian and Volga regions, the start-of-service dates were deemed to have been met by the services that our company rendered prior to the issuance of the licenses to VimpelCom-Region and we have met the line capacity requirements. Our Northwest and Ural GSM licenses have start-of-service dates in March 2004 and May 2004, respectively. The requirement in the regional GSM licenses that specified cities be covered by certain networks by a specified date is a new type of licensing requirement. In a non-binding clarification from the Ministry of Communications issued in December 2001, the Ministry of Communications stated that this coverage requirement could be met by GSM-900 coverage and that no minimum number of base stations need be installed to meet this requirement. Accordingly, we understand that so long as one base station is installed in each such city in the 900 MHz frequency range, the license requirement is met.

We have installed at least one 900 MHz base station, based upon all necessary permissions that we are required to receive from various Russian government agencies, in each of the cities indicated our regional licenses for the Central and Central Black Earth, North Caucasus, Siberia and Volga regions, except in Dudinka in the Siberian license area, Naberezhnye Chelny in the Volga license area and Mahachkala in the North Caucasus license area and except for those which the start-of-service date has been extended to December 31, 2003. See “– Regulation of Telecommunications in the Russian Federation” below for a description of the licenses, approvals, certifications, and/or permissions that we are required to receive before the commercial launch of a wireless telecommunications network. We did not have all of the base stations installed with all necessary permissions by December 31, 2001. We are currently in the registration stage of obtaining the necessary permissions for Dudinka, Naberezhnye Chelny and Mahachkala. However, as of the date of this Annual Report on Form 20-F, we have not received any notifications from the Ministry of Communications regarding this provision in the licenses.

We do not currently hold a GSM license for the Far East region of Russia. We intend to seek to obtain a license for this region or to acquire existing operators on commercially attractive terms.

AMPS/D-AMPS

We hold AMPS/D-AMPS licenses for the Moscow license area and 10 other geographic areas: Kaluga, Karelia, Novosibirsk, Orenburg, Ryazan, Samara, Tver, Ulyanovsk, Vladimir and Vologda. In total, these licenses cover approximately 23.2% of Russia’s population. The population in many of the regional AMPS/D-AMPS license areas may not be commensurate with the territorial coverage requirements. Currently, we are not in compliance with the territorial coverage requirements in the Karelia, Ryazan, Samara and Tver license areas, and we have not met the line capacity requirements in Karelia, Ryazan, Tver, Ulyanovsk and Vologda. We may not be able to, or may voluntarily decide not to, comply with the license requirements for some or all of these AMPS/D-AMPS license areas in the future. We provide AMPS/D-AMPS wireless services on a commercial basis in all of our AMPS/D-AMPS license areas.

On June 5, 2003, we entered into a series of agreements with ZAO “InvestElectroSvyaz” (which operates under the “Corbina-Telecom” brand name in Russia) in order to utilize the excess capacity on our D-AMPS network in the Moscow license area. We will continue to operate and maintain our Moscow D-AMPS network, servicing our existing Moscow D-AMPS subscribers and attracting new subscribers to our network. Under the terms of the agreements, Corbina-Telecom will enter into a sale and capital lease transaction for certain of our infrastructure equipment that provides for D-AMPS network functionality in the Moscow license area. Corbina-Telecom, acting as our agent, will have the right to attract new subscribers to our network. Corbina-Telecom will pay us a total of US$16.5 million (excluding VAT) for the equipment, with one-half of this purchase price to be paid within 30 days of execution of the agreements and the remainder to be paid by April 2004. In addition, during the next four years Corbina-Telecom will pay us service fees of US$1.0 million per year (net of the lease payments), subject to adjustment based on the traffic volume that Corbina-Telecom attracts. These arrangements provide us with sufficient capacity to provide service to our existing D-AMPS subscribers, as well as to new subscribers we expect to attract in the near future.

Products and Services

We render wireless services to our subscribers by offering:

•

voice telephony service;

•

value added services using SMS, Unstructured Supplementary Services Data, or USSD, WAP, GPRS and MMS technologies;

•

interconnections with other networks; and

•

access to both national and international roaming service.

We offer our subscribers services under two types of payment plans: contract plans and prepaid plans. As of March 31, 2003, in the Moscow license area approximately 18.6% of our subscribers were on contract plans and approximately 81.4% of our subscribers were on prepaid plans.

Contract plans

We market our contract plans to higher-use subscribers under the “Bee Line GSM” brand name. Our contract plans are offered on our GSM and D-AMPS networks. Our contract subscribers pay a monthly fee ranging from the equivalent of US$6 to US$120 (before taxes), depending on the tariff plan. Contract subscribers pay for airtime usage above any free airtime afforded to them under their particular tariff plan on a per second basis, from US$0.09 per minute to US$0.29 per minute (before taxes). The per minute charge depends on the type of contract plan and the time of the call. In August 2000, we introduced a new tariff plan called “Super GSM,” which provides a subscriber with unlimited local airtime and a wide range of value added services for a monthly fee of US$180 (before taxes).

We also provide our corporate and higher use subscribers, including small and medium-size businesses, with a range of additional value added services, including specialized customer service, tailored pricing arrangements and access to sophisticated technical opportunities, such as individual corporate wireless networks.

Prepaid plans

In October 1998, we became the first wireless service provider in the Moscow license area to offer prepaid plans. We market our prepaid plans under the “Bee+” sub-brand name and offer either GSM or D-AMPS service to our prepaid subscribers. Prepaid subscribers may purchase prepaid scratch cards, which are denominated from US$5 to US$100 and must be used within a specific period of time ranging from seven to 390 days, depending on the denomination of the prepaid scratch card. By structuring the scratch cards in this manner, we are assured of receiving a minimum monthly usage per subscriber. We sell prepaid scratch cards at our sales offices as well as through a network of dealers and various retail distribution channels, such as bank branches, restaurants, supermarkets and gas stations. Prepaid subscribers may also replenish their prepaid balances through our “Beepay” channels.

We designed our prepaid plans to address the needs of the mass-market subscriber segment, which is comprised of more price-sensitive subscribers. Prepaid plans simplify the usage of wireless telephones by eliminating deposits and monthly bills and allowing subscribers to control their spending. We benefit by receiving advance payments without the need to issue invoices or monitor credit limits. As a result, prepaid plans reduce the risk of bad debt. However, prepaid subscribers tend to use less airtime compared to our contract subscribers.

Value added services

In addition to basic wireless communications, we currently offer a number of value added services, including non-voice services. We offer our value added services in the following eight categories:

•

Traditional value added services. Generally, for an additional charge, we offer a variety of basic voice-related value added services, including caller-ID, calling line identity restriction, which enables our subscribers to block their phone number, call forwarding, call waiting and conference call services. Caller-ID and our calling line identity restriction are available for all calls by our subscribers to another number within our network. In addition, under certain circumstances, these services may be available for calls to a number outside our network.

•

Messaging. Both our contract and prepaid subscribers can use SMS. SMS enables our subscribers to exchange short text messages with our subscribers, as well as with MTS and Megafon subscribers in the Moscow region. In May 2002, we launched our MMS on a trial basis. With MMS, our subscribers can send and receive different types of multimedia content, including melodies and songs, full-color images, photos, animation, postcards and digital pictures, free of charge. In 2003, we intend to introduce MMS tariffing to our subscribers.

•

Infotainment. We provide infotainment services to our subscribers through both internal (through our BeeOnLine portal, the first Russian portal offering personal digital services, which we launched in 2000) and external providers. In February 2003, we launched on a trial basis a new infotainment service, called content provider access Beepartner, which is based on an open value chain business model. With Beepartner, we distribute information and services to our subscribers from third parties.

•

Mobile Internet. Our mobile Internet services give our subscribers access to the Internet and internal corporate Intranets via mobile devices, such as mobile handsets, personal digital assistants, and laptops. We provide these services through different technologies. We launched commercial WAP services in 2000, which enable subscribers to connect to the Internet via a WAP-enabled mobile handset without using additional devices, such as a laptop or modem. We launched commercial GPRS-based services on April 1, 2002. GPRS provides data transmission using Internet protocols with increased speed sufficient to make GPRS-equipped networks a convenient means of accessing numerous applications that require the exchange of large volumes of data. We currently provide both WAP and GPRS services to our contract customers in the Moscow license area and to some prepaid subscribers in the regions outside of the Moscow license area. We currently provide only WAP services to our prepaid subscribers in the Moscow license area. However, we intend to commence providing GPRS services to our prepaid Moscow license area subscribers in 2003. We are also considering introducing WLAN services and intend, as an initial step, to introduce GPRS handover in combination with hot spots, which provide access to the Internet in public places via one or more wireless access points.

•

M-Commerce. Our M-Commerce services will enable our subscribers to purchase goods and services through mobile handsets. We intend to launch commercial use of our M-Commerce services in 2003.

•

Services for our corporate and high-end users. We provide our corporate and high-end users with additional value added services, such as Fixed Mobile Convergence, or FMC, which provides unified phone numbers for office and mobile telephones, Wireless PBX, a special virtual private network for corporate clients, access to corporate networks via GPRS, which allows a user to access corporate e-mail and other resources via mobile telephones, and corporate SMS e-mail.

•

Services designed to improve customer convenience. In 2001, we launched two substantial customer convenience products, known as Beepay and Beeoffice. Beepay allows our subscribers to pay their bill online and to replenish their prepaid balances through convenient channels, such as shops, gas stations, dealers, ATMs and bank branches, without having to present an invoice. Beeoffice allows our subscribers to use their mobile handsets to manage the use of our different value added services via SMS, interactive voice response, the SIM Toolkit or the Internet. We are now evaluating our use of the SIM Toolkit and considering new technologies, such as USSD. USSD permits the transmission of information through our GSM network, which provides us with another way to provide value added services to our subscribers, including the activation of our prepaid scratch cards and notification of remaining prepaid balances.

Loyalty programs

Our loyalty programs are designed to retain our existing subscribers. In 2002, we launched our “Beebonus” card service. With a Beebonus card, our subscribers accumulate bonuses when they purchase goods from participating vendors. In turn, our subscribers can then pay for our services with these bonuses. In 2003, we intend to launch a Beebonus co-branding program and an internal bonus program.

Roaming

Roaming allows our subscribers and subscribers of other wireless operators, to receive and make international, local and long distance calls while outside of their home network.

Our GSM roaming service is instantaneous, automatic and requires no additional equipment. Because GSM is a standardized technology used throughout most of the world, GSM subscribers can make and receive calls in other locations that also operate a GSM network. As of December 31, 2002, we were operating under roaming agreements with 257 GSM providers in 121 countries in Europe, Asia, North America, South America, Australia and Africa. In addition, in 2002, we launched GPRS roaming with 19 operators in 19 countries, including Great Britain, Italy and Germany. We have also established domestic roaming agreements with 41 regional GSM providers in Russia, which provide roaming for our subscribers in more than 600 cities across Russia, including St. Petersburg. We expect to enter into additional roaming agreements around the world and in Russia.

Our AMPS/D-AMPS subscribers can also make and receive calls in more than 51 administrative regions of the Russian Federation, which include most of the major cities, and in five countries in the CIS, covering 10 time zones. Domestic roaming in Russia and certain countries in the CIS for subscribers of our D-AMPS network is provided through individual agreements between our company and 61 other AMPS/D-AMPS providers and facilitated by the Association-800, an association of AMPS/D-AMPS providers that we founded in February 1995. The Association-800 facilitates roaming, technical and economic policies and represents the rights of various Russian wireless service providers. As of December 31, 2002, the Association-800 had 49 members. Our roaming services are only available to our AMPS/D-AMPS contract subscribers.

We also have both international and domestic (TAP-file based) roaming services for our prepaid GSM subscribers. In 2003 we were the first to launch customized application for mobile network enhanced logic, or CAMEL, intranetwork prepaid roaming services, which allow our prepaid subscribers to use this service with any positive balance with online charging for roaming services within our network. We believe that CAMEL is a unique business service proposition that allows us to implement real time cost control and enables us to provide more dynamic service to our clients and to reduce bad debt.

In general, our roaming agreements provide that when one of our subscribers uses the wireless services of a corresponding service provider, we are responsible for paying the charges for those wireless services used by our subscriber at the tariff amount specified in the particular roaming agreement. We then charge the subscriber for the roaming expenses incurred plus a surcharge of 15% and the re-routing of incoming calls. In addition, we receive revenues from other service providers for calls made to and by their subscribers who are using our networks. In the future, we expect that our roaming revenues from wireless users visiting the Moscow license area will increase and that our regional operations outside of the Moscow license area will account for a greater percentage of our total roaming revenues.

Handsets and accessories

Our subscribers must have a handset that can be used on our wireless networks. Subscribers can purchase handsets from us, from a dealer or supplier or from another service provider. We do not intend to earn a significant profit on the sale of handsets and accessories. Rather, we intend to sell handsets and accessories to help obtain subscribers and ensure the supply of handsets in the marketplace. Therefore, we may offer handsets or accessories below cost as part of a sales promotion and in response to competition. In the future, we may consider shifting our handset sales to independent dealers as the wireless market grows and dealers’ retail operations develop.

We currently offer GSM handsets manufactured by SonyEricsson, Motorola, Nokia, Philips, Siemens, Alcatel and other suppliers. Consistent with our approach to developing a dual band GSM-900/1800 network, we offer dual band GSM-900/1800 handsets, which increase the roaming ability of our GSM subscribers. In addition, we offer tri-band handsets for GSM-900/1800/1900, which allow our subscribers to roam automatically in the United States and Canada in areas where GSM-1900 networks are operational. We offer WAP-enabled and GPRS-supporting handsets provided by our suppliers. We also offer dual mode AMPS/D-AMPS handset models, the majority of which are manufactured by SonyEricsson, Motorola, Nokia and Philips, for use on our AMPS/DAMPS network.

Federal area codes

In 1998, we began offering our subscribers in the Moscow license area the option of receiving a ten digit federal telephone number, as an alternative to receiving a more expensive, local Moscow telephone number. Because our costs associated with the federal numbers are substantially lower than those associated with Moscow numbers, we can offer federal numbers on terms targeted at relatively cost-conscious subscribers. Calls using the federal telephone numbers are routed through long distance switches, but are billed as local calls to the calling parties for interconnection within the Moscow license area.

Our right to use federal telephone numbers was originally granted only for our GSM network. The basis on which we used federal numbers for our D-AMPS subscribers in the past could be subject to challenge. Our right to use federal numbers under the 901 area code for our D-AMPS services was set to expire on July 1, 2001, but the Ministry of Communications has provided us with an extension of this period, pending the introduction of a new area code in Moscow that is expected to supply additional numbering capacity for our D-AMPS network. We anticipate that only the area code will change and that our D-AMPS subscribers will be able to retain their base seven digit phone numbers with a Moscow area code.

Tariffs

Our wireless networks in the Moscow license area offer various tariff plans, each appealing to a specific subscriber segment, and are designed to fit different calling patterns. Our principal tariff plans are marketed under our Beeline GSM trade name. The following table summarizes the principal terms of our more popular tariff plans offered as of May 31, 2003, excluding sales taxes and value added tax:

	Bee+	Line 30	Line 100	Line 300	Super 30	Super 100	Super 500	Super 1000	Super GSM

Connection	Federal	Federal	Federal	Federal	Local Moscow	Local Moscow	Local Moscow	Local Moscow	Local Moscow
Monthly fee (US$)	None	6	15	30	11	22	60	100	180
Free monthly airtime for local calls	N/A	30 minutes	100 minutes	0 minutes	30 minutes	100 minutes	500 minutes	1000 minutes	Unlimited
Per minute, local calls (US$)	0.09–0.19	0.10–0.20	0.09–0.18	0.07–0.15	0.12–0.24	0.12–0.24	0.10–0.20	0.10–0.20	0

In addition to airtime charges, contract subscribers pay a deposit and, if they do not already have one, a charge for the handset. We have worked closely with a number of our corporate contract subscribers to create more efficient and cost effective tariff plans and programs tailored to their needs. All of our tariffs are quoted in U.S.-dollar equivalents.

Customer service

We place a high priority on providing consistently high quality service to our subscribers. We provide customer service in both Russian and English, 24 hours a day, seven days a week. We now have customer service centers in all of our sales offices throughout the country, including three dedicated walk-in centers in Moscow. In addition, we handle the majority of our customer contacts through six super-regional call centers. Automation has significantly improved our ability to provide high quality customer service to our subscribers. As of March 31, 2003 we employed approximately 1,900 service representatives in our subscriber service department as well as a varying number of personnel on temporary contracts in support functions. Service representatives handle subscriber activation and disconnection, follow up with subscribers who are late in paying their bills and answer questions regarding equipment usage, billing and disconnection due to lack of payment. As part of our customer relations program, our subscribers receive information through our free monthly newspaper, “Bee Line World”, which has a circulation of approximately three million, and other brochures sent by courier from time to time.

Billing

In the first quarter of 2002, we installed a new billing system to support expected subscriber growth, geographic expansion and the introduction of new services. In March 2002, we migrated our Moscow-based subscribers to our new billing system from our legacy billing system. The accuracy and flexibility of our billing system are important components of our strategy of providing efficient and responsive customer service and also permit us to generate accurate and timely subscriber information and analysis. Amdocs developed our new Customer Care and Billing system, called CCBS Ensemble, and adapted it for the Russian market. Through CCBS Ensemble, we have integrated our billing, ordering and collection processes onto a single platform, eliminating the need for redundant systems and enhancing our customer service. CCBS Ensemble has supported and will continue to support us in the rapid deployment of advanced next-generation services, such as online stock quotes, traffic reports and entertainment services using mobile devices. It was also instrumental in enabling us to become the first wireless telecommunications operator to offer commercial GPRS in Russia. We began to migrate our subscribers in the regions outside of the Moscow license area to CCBS Ensemble in the beginning of 2003. We intend to complete this migration by the end of 2003.

In order to reduce our exposure to ruble devaluation, all subscriber invoices specify the amount owed in U.S.-dollar equivalents and require payment in rubles based on the exchange rate of the Central Bank of Russia on the date of payment, plus 1% to cover the cost of converting rubles into U.S. dollars. In 2002, wire transfers accounted for approximately 67%, cash payments accounted for approximately 32% and credit card payments accounted for approximately 1% of total funds received. Subscribers are required to pay their bills within 25 days of the bill date. Contract subscribers have their telephone number blocked when their accounts are more than 35 days overdue and have their wireless service terminated when their accounts are more than 60 days overdue. Service to prepaid subscribers is terminated after 180 days of inactivity. We notify subscribers regarding overdue balances using SMS, letters and telephone calls. In order to reduce the risk of bad debt, we require prospective subscribers to provide copies of valid passports, check the potential subscriber against a list of known bad debtors and enforce credit limits on deposits.

Marketing and Sales

Target subscribers

We separate our primary target subscribers into three large groups:

•

large corporate subscribers;

•

small and medium-size business subscribers and high income individual subscribers; and

•

mass market subscribers.

We use the “Bee Line GSM” trade name to market our wireless services to our large corporate, small and medium-size business and high-income individual subscribers. The typical large corporate subscriber is less price sensitive, uses more airtime and pays on a contract basis for our wireless services. In 2002, we introduced a number of value added services for our corporate subscribers, including GPRS mobile access to corporate networks, corporate SMS e-mail, FMC and “Beeoffice”. In addition, we are considering launching WLAN services.

We use the “Bee+” sub-brand name to market our wireless services to mass market subscribers. The typical mass market subscriber is price sensitive, uses less airtime and prepays for our wireless services. As a result of our mass marketing efforts, the growing acceptance of wireless telecommunications and declining tariffs, handset prices, connection fees and initiation deposits, we are attracting a large number of subscribers from the mass market and expect this trend to continue.

We are investing heavily to upgrade our information technology and billing systems and to improve our customer service, including the development of call centers. We have also implemented intelligent call routing technology, which allows us to provide differentiated service levels to different market segments of our subscribers.

Our subscriber growth in 2002 was fueled by GSM subscribers, given the popularity of the GSM standard and our network capacity. Using our GSM network, we offer a complete and advanced set of services to the corporate and higher use subscriber, while at the same time offering lower-priced services for the more cost-conscious mass market subscriber.

Advertising

We advertise our services and products under the “Bee Line” brand name, one of the most recognized brand names in Russia’s telecommunications industry. We have focused on image advertising to position the “Bee Line” brand name as one of the leading, high quality wireless services in Russia. Further, we provide promotional information with our subscriber invoices and on our prepaid scratch cards to inform subscribers of alternative pricing arrangements, dealer locations and new value added services targeted to specific market segments. Advertising has been placed in popular publications, in our monthly newspaper, “Bee Line World”, on radio and television and via outdoor media.

We have entered into license agreements with VimpelCom-Region for all of our registered trademarks and also license our “Bee Line” brand name to AMPS/D-AMPS service providers throughout Russia and the CIS. We conduct our advertising campaigns in cooperation with the licensees of our brand name to further increase the exposure for the “Bee Line” brand name. We obtain substantial marketing benefits from the brand recognition associated with this widely used brand name, both with existing subscribers traveling outside of our service areas and with potential new subscribers moving into our license areas. We are also coordinating the advertising policies of our dealers in an effort to capitalize on the increased volume of joint advertising and to ensure that the integrity and high quality image of the “Bee Line” brand name is preserved.

Distribution and marketing

We have developed the largest distribution network for wireless services in the Moscow license area with 77 independent dealers and 3,461 points of sale. As of December 31, 2002, our prepaid scratch cards could be purchased at approximately 6,000 locations. Our retail distribution channel for prepaid scratch cards includes large chains of electronic stores and other consumer retail stores and selected branch offices of banks, including Sberbank. In addition, we own three sales offices in the Moscow license area. In the first quarter of 2001, we acquired the “Mobile Center” dealer network, one of the largest retail dealer networks in Moscow, for approximately US$3.2 million. This acquisition added 12 additional offices to our distribution network. As of December 31, 2002, we had 28 “Mobile Center” sales offices in the Moscow license area. In 2002, we established a telesales group to target potential corporate customers and to assist them in becoming subscribers.

In each region outside of the Moscow license area where we operate, we have established at least one sales and customer care office. In addition, we have approximately 1,000 independent dealers and more than 4,000 points of sale in the regions. In assembling our network of dealers in the regions, we have employed the same strategy as in the Moscow license area, including providing dealer commissions and incentives and implementing fraud and other quality control measures. We also employ a direct sales force that focuses on sales to corporate and higher use subscribers. Our distribution and marketing efforts include significant attention to controlling product and corporate image, to ensuring brand usage and to implementing marketing policies at all points of sale.

In 2000, approximately 82% of our new subscribers enrolled through independent dealers, while approximately 18% enrolled directly with us. In 2001, we expanded the number of points of sale at which our services and products are offered, increasing the percentage of direct sales to approximately 30%. In 2002, our distribution strategy focused on making our products more affordable and available to potential new subscribers. As a result, we attracted a larger mix of mass-market subscribers, a greater proportion of which tend to enroll with us through independent dealers as compared to our corporate and high-end customers, most of which have enrolled directly with us. In turn, in 2002 the percentage of subscribers that enrolled directly with us decreased to approximately 11% in 2002.

Dealer commissions have been declining since August 2000. As of March 31, 2003, dealer commissions ranged between US$30 and US$120 for new contract subscribers and were approximately US$27 for each prepaid subscriber. In addition, as a result of the increase in the number of prepaid subscribers, we are paying lower average dealer commissions per subscriber. Furthermore, our acquisition of the “Mobile Center” network has also enabled us to reduce commissions. Despite the lower average commissions per subscriber, we believe that we enjoy a good relationship with our dealers. We believe that our prompt and accurate payments to dealers, our timely delivery of products and services and our dealer relationship policies provide us with an advantage over our competitors.

Our marketing efforts are based on the coverage and quality of our GSM network, our network capacity and our product innovations. These efforts include the introduction of our popular “Super GSM” plan for higher use subscribers with a flat monthly fee of US$180 (before taxes), unlimited local calls, fixed-mobile-convergence based products for corporate subscribers, location-based services, a variety of services using WAP technology and the BeeOnline portal.

Wireless Network Equipment and Operations

Wireless network infrastructure

GSM technology is based on an “open architecture,” which means that equipment from any supplier can be added to expand the initial network. Our GSM and GPRS networks, which use Alcatel, Ericsson and Nokia equipment, are integrated wireless networks of base station equipment and digital wireless switches connected by fixed microwave transmission links, fiber optic cable links and leased lines. As of December 31, 2002, we had 1,721 GSM base stations, 76 base station controllers and seven switches for our dual band GSM network in the Moscow license area, covering approximately 46,800 square kilometers. Our GSM network in the Moscow license area currently has a capacity of approximately 4.2 million subscribers.

In 2003, our network development in the Moscow license area will focus on indoor coverage, more rapid adjustment of our network capacity to changing market demands and upgrades for new products. Our network development in the regions in 2003 will focus on significantly expanding network coverage in suburban areas, along key roads and in vacation areas, as well as rapid adjustment of our network capacity to meet planned subscriber growth and network quality targets.

AMPS/D-AMPS technology is based on a “closed architecture,” which means that once the initial wireless network infrastructure equipment is in place, any equipment added to the network for expansion must be from the same supplier. We purchased equipment from Ericsson for our D-AMPS network in the Moscow license area. Our D-AMPS network in the Moscow license area is based on a wireless network of radio base stations connected to switches by our point-to-point microwave network and fiber optic network and coordinated with network software. As of December 31, 2002, we had 314 D-AMPS base stations in the Moscow license area, covering approximately 32,000 square kilometers. As of December 31, 2002, our D-AMPS network had a capacity of approximately 390,000 subscribers. As noted above, on June 5, 2003, we entered into a series of agreements with Corbina-Telecom in order to utilize the excess capacity on our D-AMPS network in the Moscow license area.

We have designed and put into operation “BeeNet,” our fiber optic network designed to connect base stations to the switches of our GSM and D-AMPS networks in the Moscow license area and in the regions. Our fiber optic network has grown to 200 telecommunications nodes to which virtually all base stations are connected either directly or through telecommunications nodes to which base stations or base station controllers are connected. As of December 31, 2002, we had approximately 2,230 overall kilometers of fiber optic cable. The development of our fiber optic network was planned in accordance with the expansion plans for our GSM networks, including our networks in the regions. Our fiber optic network is intended to help us resolve transmission capacity problems, increase reliability and quality and be independent from the suppliers of transmission lines. To the extent excess capacity is available on our fiber optic network, we lease the excess capacity to third parties. In 2001 and 2002, our revenues from leasing excess fiber optic capacity were approximately US$1.9 million and US$1.8 million, respectively.

Site procurement and maintenance

We enter into agreements for the location of base stations in the form of either leases or cooperation agreements that provide us with the use of certain space for our base stations and equipment. Under these leases or cooperation agreements, we typically have the right to use premises located in attics or on top floors of buildings for base stations and space on roofs of buildings for antennas. In exchange, we pay the lessor or provide it with mobile telephones with a specified amount of free usage or a combination of both. We do not believe that we will have difficulty obtaining rights to space for future base stations, or replacing current sites, if necessary, on terms acceptable to us.

In order to provide stable and error-free operation of our wireless networks, our maintenance personnel perform daily software and database integrity checks. Base stations are inspected on a rotational basis every three months. The base station inspection includes checking the battery, power supply and combiners.

Interconnect arrangements

We need access to a wireline network to enable our subscribers to initiate calls to, and to receive calls from, persons using wireline networks. Our interconnect agreements provide us with this access. We have interconnect agreements with several wireline service providers in the Moscow license area and in the regions outside of the Moscow license area, including Combellga, Komet, MTT, MTU-Inform, Rostelecom, RusSDO, Sovintel, TeleRoss and Telmos. In Moscow, our interconnect agreements allow us to connect to the public switched network of Moscow operated by MGTS and to provide long distance and international services. We also have interconnect agreements with telecommunications providers in the Central and Central Black Earth, North Caucasus, Northwest, Siberian and Volga license areas that enable our subscribers to initiate calls to and received calls from the public switched telephone networks in the regions of Russia.

Pursuant to our interconnection arrangements, we pay for the use of local number capacity and traffic. As of December 31, 2002, we were using over 214,000 local Moscow numbers. We will purchase additional telephone line capacity in the Moscow license area as needed. Payment for Moscow telephone lines involves an initial one-time fee of approximately US$80 per line as of December 31, 2002, an average monthly fee per line, which does not exceed US$6, and an average traffic fee for local calls based on usage of approximately US$0.06 per minute. The use of federal numbers involves a traffic fee based on usage of US$0.01 per minute for local calls and does not require a monthly fee or the purchase of line capacity.

In the regions outside of the Moscow license area, we also use local numbering capacity. Payment for local telephone line capacity in the regions involves an initial one-time fee of approximately US$70 per line and traffic fees for local calls.

Handset suppliers

We sell dual mode GSM-900/1800, dual mode AMPS/D-AMPS and tri-band GSM handsets manufactured by companies such as Siemens, Nokia, Motorola, SonyEricsson, Ericsson, Alcatel, Panasonic, Samsung and LG. Alcatel and Nokia provide training to our sales force, dealers and engineering staff as well as cooperate with us on marketing and promotion. We have signed agreements with SonyEricsson, Motorola, Philips, Alcatel and Nokia for us to establish service centers in order to reduce the amount of time that any handset is out of service. We also intend to enter into agreements with Siemens, Samsung and LG this year for the repair of their phones in our service centers.

Competition

We have a significant number of competitors and we expect competition in the Russian wireless industry to intensify in the future as a result of new market entrants, consolidation in the industry, the growth of current operators and new technologies, products and services. In particular, competition in the Moscow license area is intense. Providers are utilizing new marketing efforts to retain existing subscribers and attract new ones, including lowering tariffs and offering handset subsidies. We compete with at least one other wireless operator in each of our license areas and in many license areas, we compete with two or more wireless operators.

We compete to attract and retain subscribers principally on the basis of:

•

brand identity;

•

price;

•

quality of service;

•

network coverage;

•

enhancements offered; and

•

subscriber services.

Moscow license area

MTS. Our primary competitor in the Moscow license area, MTS, initiated GSM service in Moscow several years before we did. Consequently, we had to spend considerable resources building our GSM-900/1800 network in 1999 and 2000 to reach a comparable level of service and coverage. MTS currently has a larger subscriber base, a greater share of the higher-use subscriber market and frequency allocations that provide MTS with a potential quality advantage with respect to its GSM-900 service. Deutsche Telekom AG, a telecommunications company with significant telecommunications assets and experience, recently reported that it beneficially owns 25.2% of MTS’s voting shares. Sistema, a diverse Russian holding company with interests in several telecommunications companies, recently reported that it beneficially owns 51.9% of MTS’s voting shares. Because of its strategic relationships with Sistema and Deutsche Telekom , MTS may have access to greater financial resources than our company in the future. According to our company’s estimates, as of March 31, 2003, MTS’s subscriber market share in the Moscow license area was approximately 44.2%, compared to our subscriber market share in the Moscow license area of 49.5%.

MTS has recently experienced subscriber growth up to three to four percent higher than us, as well as higher revenue growth. MTS has recently introduced a prepaid service called “Jeans” that may rival our leadership in prepaid service. Our “Bee+” prepaid service is a main factor contributing to our comparatively low subscriber acquisition cost and we expect it to be the main source of future revenue growth in the Moscow license area. Our stagnant revenue growth in late 2002 was due, in part, to the introduction of MTS’s “Jeans” prepaid service.

Sonic Duo. In the Moscow license area, we also compete with Sonic Duo, a wholly-owned subsidiary of OAO Megafon. Megafon was formed on May 29, 2002 as a result of the merger of nine regional mobile phone operators. Megafon’s shareholders include Telecominvest and TeliaSonera, the leading telecommunications group in the Nordic and Baltic regions. Sonic Duo received a dual band GSM-900/1800 license for the Moscow license area in May 2000, began providing roaming services in Moscow to subscribers of other wireless operators in the third quarter of 2001 and commenced operations in Moscow in late November 2001. Sonic Duo markets its services in Moscow under the Megafon brand name. According to J’son & Partners and Sotovik.ru, Sonic Duo had approximately 388,000 subscribers as of March 31, 2003, representing a subscriber market share of approximately 5%. The entry of Sonic Duo in the Moscow license area may lead to additional price competition among the GSM operators in Moscow, which could cause our financial results and market share to suffer. In late 2002, Sonic Duo aggressively lowered tariffs in an effort to attract more subscribers, which was a factor in our stagnant revenue growth during this period.

Other competitors in the Moscow license area. Open Joint Stock Company “Moscow Cellular Communications”, or MCC, which operates an analog NMT-450 network, was the first wireless service provider in the Moscow license area, commencing operations on a limited basis in December 1991. MCC’s shareholders include Rostelecom, MGTS and the Russian Telecommunications Development Company. According to our estimates, as of December 31, 2002, MCC’s subscriber market share for the Moscow license area was 0.7%. In March 2000, the Ministry of Communications issued an approval to MCC to build a CDMA network in the Moscow license area in the 400 MHz frequency band.

JSC “Personal Communications,” which operates under the brand name “Sonet,” holds a license to operate a fixed wireless CDMA service in the Moscow license area in the 800 MHz frequency range. The Ministry of Communications clarified to us that the license provides for the creation of a fixed wireless service, but does not provide for the possibility of building a mobile wireless network. Since CDMA technology has a mobile capability, we view JSC “Personal Communications” as a potential competitor.

Other license areas

In the regions outside of the Moscow license area, GSM, AMPS/D-AMPS and/or NMT-450 networks are operational in many regions. MTS, Megafon and their affiliates are our main competitors in the regions outside of the Moscow license area. MTS has reported that it holds licenses to operate wireless networks in areas populated by 169.2 million people in 58 regions of Russia, as well as Belarus and Ukraine. Megafon reportedly holds licenses covering 100% of the population of the Russian Federation. However, due in part to the existing distribution of licenses, these companies do not operate in all regions in which we operate, and we do not operate in all regions in which MTS and Megafon operate or will operate. As of March 31, 2003, we had approximately 2.24 million subscribers in the regions. By comparison, MTS reported that, as of March 31, 2003, it had approximately 4.19 million subscribers in the regions and Megafon reported that, as of March 31, 2003, it had approximately 3.35 million subscribers in the regions.

We compete for GSM subscribers with MTS in the Central and Central Black Earth and Siberian license areas and both MTS and Megafon in the North Caucasus, Northwest, Ural and Volga license areas. MTS and Megafon have both had operations in the Northwest region, which includes St. Petersburg, before we did. We only recently launched commercial operations in St. Petersburg on April 15, 2003. In the Volga region, the Ministry of Communications recently issued a license to MTS covering Samara and MTS recently announced that it acquired a controlling interest in TAIF-TELKOM OJSC, which has a GSM license covering the Republic of Tatarstan. MTS’s new Samara license and the TAIF-TELKOM acquisition represent a significant extension of MTS’s license portfolio in the Volga region. In addition, both MTS and Megafon have GSM licenses in the Far East region, where we do not currently have a GSM license.

We also compete for GSM subscribers with local GSM and D-AMPS operators in the regions. For instance, we compete with SMARTS, a company that also holds licenses, either directly or indirectly through joint ventures, for GSM-900/1800 networks in the Volga license area and in certain parts of the Central and Central Black Earth license area. We may also compete with affiliates of MCT Corporation, which operate under the “Indigo” brand name. MCT Corporation reportedly owns interests in 18 wireless operators in Russia that operate using the GSM and D-AMPS standards. According to press reports, OAO Svyazinvest, Russia’s state-owned telephone holding company, is contemplating the acquisition of a 50% interest in each of three regional mobile phone operators. If these acquisitions are consummated, Svyazinvest would become one of Russia’s largest national cellular operators, along with MTS, Megafon and us.

In addition, we compete with providers of wireless services under other standards in the regions outside of the Moscow license area. Licenses have been granted for additional wireless networks in all of the areas in which we hold licenses. GSM-900 and NMT-450 networks are operational in most of our license areas. MCC, together with the Ministry of Communications and a Russian telecommunications company, Interregional Transit Telecom, established a unified NMT-450 roaming network in Russia under the commercial name “Sotel,” allowing automatic roaming in certain regions of Russia using the NMT-450 standard. As of December 31, 2002, NMT-450 roaming was available in most regions of Russia.

New technology

Potential users of wireless networks may find their telecommunications needs satisfied by other current and developing technologies, particularly in the broadband wireless services sector. For example, one-way paging or beeper services that feature voice message and data display as well as tones may be adequate for potential subscribers who do not need to transmit back to the caller. In the future, wireless service may also compete more directly with traditional wireline service providers. Additionally, IP protocol telephony may provide competition.

3G wireless technologies, including UMTS, are beginning to be implemented in many countries. The Ministry of Communications is working on a regulatory framework for 3G services in Russia. Association-3G, an industry group charged with advising the Ministry of Communications on the procedure for allocating 3G licenses, has proposed that our company, MTS and Megafon each be issued a 3G license, and that a fourth license be issued to a fourth operator. The Ministry of Communications was expected to announce the license allocation procedure for 3G licenses during the second half of 2002 and issue the licenses during 2003. To date, however, no allocation procedures have been announced and no 3G licenses have been issued. UMTS and CDMA technology may become competing technologies. The UMTS standard is significantly superior to existing second generation standards such as GSM. We, MTS and Megafon have each constructed and are operating experimental 3G networks in Russia.

The Ministry of Communications has granted licenses based on CDMA technology for the provision of fixed wireless services in a number of regions throughout Russia. CDMA is a second generation digital cellular telephony technology that can be used for the provision of both mobile and fixed services. Although CDMA technology is currently classified in Russia as a fixed telephone service, it may be used for mobile communications when offered for use via portable handsets.

Seasonality

Our business is subject to certain seasonal effects. Specifically, sales of our contracts tend to increase during the December holiday season, and then decrease in January and February. Our marketing efforts during periods of decreasing sales help to offset these seasonal effects. As with contract sales, MOU also typically decreases in January and February. Our roaming revenues increase significantly from June to September, when many of our subscribers are traveling to vacation destinations outside of our network. Roaming on our network by subscribers of other networks tends to decrease during the December holiday season.

Intellectual Property

We rely on a combination of trademarks, service marks and domain name registrations, copyright protection and contractual restrictions to establish and protect our technologies, brand name, logos, marketing designs and Internet domain name. We have registered and applied to register certain trademarks and service marks with the Russian Agency for Patents and Trademarks in connection with our wireless telecommunications businesses.

Our registered trademarks and service marks include our brand name, logos and certain advertising features. With respect to domain names, we have registered the “vimpelcom.com” domain name with Network Solutions, which is one of the principal domain name registration services for the Internet. We have also registered the “vimpelcom.ru,” “beeline.ru,” “beelinegsm.ru,” “beeonline.ru,” “beeplus.ru” and certain other domain names with the Russian Scientific Research Institute on Development of Public Networks. Our copyrights are principally in the area of computer software for service applications developed in connection with our wireless and wireline network platform. We have copyrights to some of the designs we use in marketing and advertising our wireless services in Russia.

As part of our commitment to expanding our operations in the regions outside of the Moscow license area and in connection with Alfa Group’s investment in our company and VimpelCom-Region, we entered into a series of trademark license agreements with VimpelCom-Region for our registered trademarks, including “Bee Line,” “Bee Line GSM” and “Bee+” in both the English and Russian languages. These agreements give VimpelCom-Region the exclusive right to use these trademarks, for a nominal fee, within the Russian Federation outside of the Moscow license area for as long as our trademark registrations with the Russian agency for patents and trademarks are in effect, unless earlier terminated pursuant to the terms of these agreements. These agreements also allow VimpelCom-Region to sublicense the licensed trademarks to certain of its dealers and subsidiaries, to advertise its goods and services in the Russian Federation outside of the Moscow license area and to carry out its brand-building advertising in a manner consistent with our brand guidelines.

Properties

Our principal place of business is in a series of five buildings consisting of approximately 24,000 square meters that we own at 10 Ulitsa 8 Marta in Moscow. We use these buildings as an executive, administrative and sales office, warehouse and operating facility. The main switches for our D-AMPS network are also located at this site. In addition, we own a series of six buildings on Lesnoryadsky Pereulok in Moscow, constituting approximately 15,000 square meters, that are used as administrative offices and warehouse and operating facilities and that house the main switches for our Moscow GSM-900/1800 network. We also own a portion of a building in the center of Moscow on Ulitsa 1st Tverskaya-Yamskaya consisting of approximately 3,000 square meters that we use as a sales and administrative office and subscriber service center. As collateral for our credit line, we have pledged to Sberbank five of the buildings on Lesnoryadsky Pereulok and our office on Ulitsa 1st Tverskaya-Yamskaya.

We also own office buildings in some of our regional license areas and lease space on an as-needed basis.

The table below sets forth our GSM network switches as of December 31, 2002. All of our network switches are in commercial operation except for four of our GSM switches in Moscow and our GSM switches in Samara, Kemerovo and Nori lsk.

License Area(s)	Location(s)	Number of Switches

Moscow	Moscow	7
Central and Central Black Earth	Nizhniy	1
	Novgorod Voronezh	1
	Lipetsk	1
	Belgorod	1
North Caucasus	Rostov–on–Don	1
	Kislovodsk	1
	Volgograd	1
	Krasnodar	1
	Makhachkala	1
Northwest	Kaliningrad	1

Volga	Saratov	1
	Ufa	1
	Kazan	1
	Samara	1
	Orenburg	1
Siberian	Novosibirsk	1
	Barnaul	1
	Omsk	1
	Kemerovo	1
	Krasnoyarsk	1
	Norilsk	1

As of December 31, 2002, we had 21 switches for our regional GSM networks with base station equipment as follows:

	GSM Base Stations	Base Station Controllers	Territorial Coverage (square kilometers)

Central and Central Black Earth	460	17	180,000
North Caucasus	287	7	83,000
Northwest	77	3	17,212
Siberian	269	9	49,000
Volga	261	8	49,300

We believe that our properties are adequate for our current needs and that additional space will be available as needed.

Legal Proceedings

We are involved in various lawsuits and claims incidental to our business, including disputes with the Russian tax authorities. In our opinion, the ultimate liabilities, if any, resulting from these lawsuits, claims and disputes will not materially affect our business, financial position or results of operations.

THE RUSSIAN TELECOMMUNICATIONS INDUSTRY

Overview

Since the early 1990s, the Russian telecommunications industry has grown rapidly as a result of increased demand from individuals and newly created private businesses. During the Soviet era, public telecommunications was not a priority for the government and the public telephone network was poorly maintained. Trade restrictions also limited access to advanced Western technology. As a result, most standard Russian telecommunications equipment is obsolete. Many Russian telephone exchanges are electromechanical and most telephones still use pulse dialing.

In the first half of the 1990s, the telephone administration in each region in Russia was converted into a separate joint stock company, creating approximately eighty-nine regional operators and Open Joint Stock Company for Long Distance and International Communications “Rostelecom”, which we refer to in this Annual Report on Form 20-F as Rostelecom. Rostelecom provides telecommunications services in the Moscow license area and throughout Russia. The government controlled interests in most of these regional operators and subsequently placed them in a holding company called Svyazinvest, in which the Russian government currently holds an interest of 75% minus one share. During 2002 and 2003, the regional operators were consolidated into seven super-regional operators (not including the city of Moscow), with a view of making them more attractive to investors and facilitating their capacity to raise financing for upgrading infrastructure and improving service.

The fixed line telecommunications market in Moscow is dominated by MGTS. MGTS is the largest regional wireline service provider in Russia and offers local telephone services in Moscow. In 2002, MGTS reportedly had approximately 4 million subscribers. Although MGTS and Rostelecom are natural monopolies, a number of digital overlay network providers based in Moscow compete directly with the existing incumbents. Some of these competing providers have affiliations with MGTS or Rostelecom. These providers offer high quality local, domestic and international long distance telecommunications services through their networks and leased channels.

The Russian economy has significant unmet demand for both wireline and wireless telecommunications services. According to the International Telecommunications Union, Russia had a wireline penetration rate of 24% as of December 31, 2001. Svyazinvest has reported that, as of the end of 2002, it has a waiting list of approximately five million people. In comparison, according to the International Telecommunications Union, wireline penetration rates were 37% in Hungary and the Czech Republic, 40% in Europe and 66% in the United States as of December 31, 2001. Wireline density in Russia varies geographically.

As of the end of 2002, we estimate that the City of Moscow’s wireline density was approximately 50 lines per 100 people, compared to approximately 22 lines per 100 people throughout Russia.

The Russian Wireless Telecommunications Market

Significant opportunity for growth exists in the Russian market for wireless telecommunications services. Unmet demand and the lack of a highly developed telecommunications infrastructure in Russia have created numerous opportunities for wireless service providers, including offering wireless services as the primary form of telecommunications services in areas where wireline service is inadequate, particularly in the Russian regions. During the last three years, Russia has been one of the fastest growing wireless markets in Eastern Europe and the Middle East, with estimated growth of 142%, 131% and 124% in 2000, 2001 and 2002, respectively, according to J’son & Partners and Sotovik.ru, independent news and information services providers specializing in the Russian wireless telecommunications markets. J’son & Partners and Sotovik.ru also estimate that Russia had approximately 18.03 million wireless subscribers as of December 31, 2002, thus ranking it currently as the second largest market in terms of wireless subscribers in Eastern Europe and the Middle East after Turkey (approximately 23 million wireless subscribers). J’son & Partners and Sotovik.ru also estimate that as of December 31, 2002, Russia had an overall wireless penetration rate of approximately 12.5%. We estimate that as of December 31, 2002, the wireless penetration rate was 42.4% in the Moscow license area and approximately 6.9% in the regions of Russia outside of Moscow and St. Petersburg. In comparison, it is estimated that wireless penetration rates in Western Europe are significantly higher, ranging from 64% in France to 86% in the United Kingdom and 94% in Italy. In Eastern Europe, it is estimated that wireless penetration rates range from 35% in Poland to 64% in Hungary and 80% in the Czech Republic. The table below indicates the number of subscribers, the wireless penetration rates and the annual growth in terms of the number of subscribers for 1997 through 2002 for each of Russia, according to J’son & Partners and Sotovik.ru’s estimates, and the Moscow license area, according to our estimates.

		Russia			Moscow License Area

	Subscribers	Penetration Rate	Annual Subscriber Growth	Subscribers	Penetration Rate	Annual Subscriber Growth

1998	710,000	0.5%	58.6%	281,000	1.8%	33.4%
1999	1,355,000	0.9%	82.1%	785,000	5.2%	179.4%
2000	3,445,000	2.4%	142.9%	1,993,600	13.3%	154.0%
2001	8,040,000	5.5%	130.6%	4,110,200	27.4%	106.2%
2002	18,005,000	12.4%	123.9%	7,201,400	42.4%	75.2%

We expect several key factors to drive the growth in the number of wireless subscribers in Russia and the Moscow license area in the near future, including the following:

•

Continued expansion of the Russian economy should underpin the continuing growth in Russian per capita GDP and corresponding increases in net disposable per capita income. We expect this trend to be particularly evident in the regions.

•

Declining costs, including connection costs, prices of handsets, initiation deposits and tariffs, are expected to make wireless services more affordable to the mass market subscriber segment.

•

Significant advertising, marketing and distribution activities are expected to lead to increasing public awareness of, and access to, the wireless telecommunications market.

•

Improving service quality, expanding coverage and an increasing range of value added services, coupled with the introduction of wireless Internet technology and information and content delivery, will drive the higher use of, and greater demand for, non-voice wireless services.

The Ministry of Communications issues certain telecommunications licenses and maintains control over the licensing of GSM, AMPS, CDMA, NMT-450 and, in the future, 3G networks. Wireless telecommunications standards are either federal or regional standards. In most license areas, the Ministry of Communications has issued licenses for two or three competing wireless telecommunications standards and has licensed at least two or three competing GSM wireless telecommunications service providers.

•

The Ministry of Communications designated GSM and NMT-450 as federal standards. The Ministry of Communications issued certain GSM and NMT-450 licenses basically through a competitive tender process.

•

The Ministry of Communications initially issued GSM licenses on a region-by-region basis but then modified this practice and issued GSM licenses for large geographical areas covering several regions.

•

As of the end of 2002, according to our estimates, the Ministry of Communications had issued four NMT-450 licenses and 111 GSM licenses, of which 21 GSM licenses are for eight regions covering large geographical areas. We hold seven of the 21 GSM licenses that cover large geographical areas.

•

The Ministry of Communications designated AMPS as a regional standard, which allows local governments to participate in the development of telecommunications within their jurisdictions. The government of each region in Russia establishes licensing guidelines for AMPS and recommends licensees to the Ministry of Communications. Once the selection process is complete, the licenses are subject to the same federal regulations as all other telecommunications licenses. As of the end of 2002, according to our estimates, the Ministry of Communications had issued 67 AMPS/D-AMPS licenses, 11 of which we hold. The Ministry of Communications has announced that it may reallocate frequency that is currently used by AMPS/D-AMPS license holders for other purposes.

•

The Ministry of Communications has not yet finalized procedures for issuing licenses for 3G wireless networks with a frequency range of 1.9 to 2.1 GHz. Under Russian law, licenses to provide mobile telecommunications services on a frequency greater than 1800 MHz must be issued by competitive tender. Association-3G, an industry group charged with advising the Ministry of Communications on the procedure for allocating 3G licenses, has proposed that we, MTS and Megafon each be issued a 3G license, and that a fourth license be issued to a fourth operator. Although the Ministry of Communications was expected to announce the license allocation procedure during the second half of 2002 and issue the licenses during 2003, no allocation procedures have been announced to date.

In addition to existing wireless standards, a number of CDMA licenses have been issued in Russia. Although the Ministry of Communications has confirmed that the use of CDMA licenses is restricted to fixed networks, CDMA has a mobile capability and it has been reported in the Russian press that some CDMA licensees in Russia have provided service on wireless handsets, which probably violates the terms of their licenses.

Wireless Technology

Overview

Wireless networks use a variety of radio frequencies to transmit voice and data. Broadly defined, the commercial wireless telecommunications industry includes one-way radio applications, such as paging or beeper services, and two-way radio applications, such as wireless services, personal communications services, or PCS, and enhanced specialized mobile radio services. Since the introduction of commercial wireless services in 1983, the wireless telecommunications industry has experienced dramatic worldwide growth. According to EMC, an independent research and publishing company specializing in the wireless telecommunications industry, the number of global wireless subscribers was approximately 1.2 billion as of April 30, 2003.

Wireless service is currently the predominant form of commercial mobile wireless voice telecommunications service. Wireless networks have historically been analog-based systems, which use one continuous electronic signal that varies in amplitude or frequency over a single radio channel. However, over the last several years, wireless service providers have deployed digital service in most major metropolitan markets worldwide and in many rural and sparsely-populated areas. Digital systems convert voice or data signals into a stream of digits that is compressed before transmission, enabling a single radio channel to carry multiple, simultaneous signal transmissions. This compression process increases the capacity of the wireless networks. This enhanced capacity, along with enhancements in digital protocols, allows digital-based wireless technologies to offer new and enhanced services, such as greater call privacy, better fraud control, SMS and more complex data transmission features, including facsimile, e-mail, Internet and data network access.

Wireless networks are divided into multiple geographic coverage areas, known as cells. Each cell contains a transmitter, a receiver and signaling equipment. It is collectively known as the cell site. Microwave or wireline telephone circuits connect the cell site to a switch that uses computers to control the operation of the wireless network for the entire service area. The computers control the transfer of calls from cell to cell as a subscriber’s handset travels, coordinates calls to and from handsets, allocates calls among the cells within the network and connects calls to the local wireline telephone networks or to a long distance carrier. Because the signal strength of transmission between a handset and a cell site declines as the handset moves away from the cell site, the switching office and the cell site monitor the signal strength of calls in progress. When the signal strength of a call declines to a predetermined level, the switching office may hand-off the call to another cell site where the signal strength is stronger. Cells are typically designed on a grid, although terrain factors, including natural and man-made obstructions, signal coverage patterns and capacity constraints may result in irregularly shaped cells and overlaps or gaps in coverage.

The design, structure and operation of wireless networks require various supplemental arrangements in order for wireless service providers to offer a more complete package of wireless services. Wireless service providers establish interconnection agreements with local exchange carriers and interexchange carriers, thereby integrating their network with the existing wireline network. In addition, wireless service providers normally agree to supply service to subscribers from other compatible wireless networks that are temporarily located in or traveling through their service areas in a practice called roaming. Roaming agreements usually require the subscriber’s wireless service provider to pay the serving carrier at rates prescribed by the serving carrier. Although wireless, PCS and enhanced specialized mobile radio systems utilize similar technologies and hardware, each system operates on different frequencies and use different technical and wireless network standards. Multi-mode or band telephones, however, make it possible in many instances for users of one type of network to roam on a different type of network outside of their service area.

Wireless signal transmission is accomplished through the use of various forms of air interface protocols. Four distinct technologies have evolved as the most prevalent standards in Russia and have been deployed worldwide in wireless networks:

•

GSM is a digital standard that originated in Europe and is currently the world’s largest wireless standard. GSM-900 and GSM-1800 were developed with the goal of creating a unified pan-European standard, giving the user a near uniform service throughout Europe. GSM-1900 is used in the United States, Canada and in a number of countries in Latin America. GSM-900 is currently considered to be commercially more attractive than GSM-1800 because it requires fewer rebroadcasting stations and is more widespread in Europe, thus simplifying international roaming. GSM-1800 is more advantageous in densely populated urban areas. The most efficient application of GSM technology is a combination of GSM-900 and GSM-1800 in a unified wireless network that is commonly referred to as a dual band GSM-900/1800 network.

•

AMPS is an analog standard developed by Bell Labs in the 1970s and was first used commercially in the United States in 1983. AMPS operates in the 800 MHz band and is currently one of the world’s largest wireless standards. Time Divisional Multiple Access, or TDMA, was adopted and certified by the Cellular Telecommunications Industry Association. AMPS systems may be converted to D-AMPS networks using TDMA technology. Digital technology is an advanced technology that can offer increased network capacity, better sound quality, greater call privacy, better fraud control, SMS and more complex data transmission features relative to analog technology.

•

CDMA is a Qualcomm-designed digital spread-spectrum technology. CDMA is used most commonly in the United States and a number of countries in Asia. CDMA is characterized by high capacity, employing spread-spectrum technology and a special coding scheme.

•

NMT-450 is an early generation European analog standard developed by Ericsson and Nokia to service the rugged Scandinavian terrain. The advantages of digital standards are not available to subscribers using this standard.

While the AMPS/D-AMPS-based wireless standard remains one of the more widely used standards in the world, particularly in the United States, reportedly accounting for approximately 10% of all worldwide wireless subscribers as of the end of 2002, GSM subscribers reportedly accounted for 72% of the world’s digital market and 70% of the world’s wireless market at the end of 2002.

Each technological standard is currently incompatible with each other technological standard. As a result, wireless subscribers may only utilize digital wireless service in the areas where the technological standard that is utilized by their handset has been deployed. Over time, these standards are expected to converge and become compatible, assuming wireless service providers invest in developing 3G technologies.

A subscriber using a multi-mode telephone may obtain service from both digital and analog systems and may also utilize both wireless services and PCS. Until digital wireless networks become fully developed, those digital subscribers who wish to utilize wireless services in areas currently without digital coverage will need to use a multi-mode handset that utilizes an area’s applicable digital standard.

The capacity and quality of domestic and international wireless networks have evolved with advances in technology. In response to capacity and level of service demands, wireless service providers are expanding their current infrastructure and are implementing new wireless technologies, such as 3G networks. The level of technology advancement used in mobile wireless networks is generally grouped into the following three categories:

•

First generation wireless networks feature analog technology that provides voice and low speed data services.

•

Second generation wireless networks, including GSM, feature digital technology. Digital technology provides wireless service providers and subscribers with advantages over analog technology, including increased network capacity, better sound quality, greater call privacy, better fraud control, SMS and more complex data transmission features, including facsimile, electronic mail, Internet and data network access. Some of these advanced products developed within GSM technology are referred to as 2.5 GSM products.

•

3G wireless networks, including those utilizing UMTS technology and CDMA 2000, feature increased capacity and data speeds that permit wireless transmission of integrated voice, video and data traffic. This technology can be implemented with new infrastructure or also as an equipment overlay to existing second generation wireless networks. Wireless service providers anticipate beginning to upgrade their wireless networks to third generation levels over the next few years as regulatory agencies around the world begin to license the frequency band for this digital technology. Licenses to use this frequency band have already been awarded in much of Western Europe and in certain Asian Pacific basin countries, including Japan, Australia and South Korea, and are expected to be awarded elsewhere in Europe and in the United States over the next several years.

The introduction of WAP constitutes an important step in the convergence of wireless devices and the Internet, a trend that is expected to accelerate with the introduction of new technologies, including GPRS. WAP is a relatively new advanced intelligent messaging service for digital wireless devices and other wireless terminals that allows users to see Internet content in special text format on special WAP-enabled GSM wireless devices. WAP has become the current global industry standard for providing data to mobile wireless devices. This convergence of technologies is expected to expand the type of services available on wireless devices, while also increasing the use of wireless telecommunications services. Wireless penetration rates worldwide are expected to increase as new technologies provide improved access to the Internet and a wider range of service capabilities through wireless devices.

REGULATION OF TELECOMMUNICATIONS IN THE RUSSIAN FEDERATION

The Russian federal government regulates the telecommunications industry in Russia. The Federal Law on Communications, dated as of February 16, 1995, as amended, which we refer to in this Annual Report on Form 20-F as the Communications Law, is the principal legal act regulating the Russian telecommunications industry. The Communications Law sets forth the general principles and guidelines of Russia’s telecommunications regulatory structure.

Administrative regulations implement the broad framework established by the Communications Law. In practice, Russian authorities apply many administrative regulations that were promulgated prior to the enactment of the Communications Law. Under Russian law and administrative practice, these regulations remain in effect until new regulations are enacted. This often results in uncertainty in applying Russia’s regulatory framework to our operations.

The Communications Law addresses a number of important telecommunications issues, including the authority to conduct business in the telecommunications industry and a description of the institutional framework for the federal government’s involvement in the regulation, administration and operation of the telecommunications industry. The most important aspects of the Communications Law with respect to our business address the federal government’s authority to:

•

license wireless service providers;

•

allocate radio frequencies;

•

certify telecommunications equipment; and

•

ensure fair competition and freedom of pricing.

The Communications Law does not contain any specific restrictions with regard to foreign ownership or operation of telecommunications assets in Russia. Further, all service providers have access to the Interconnected Telecommunications Network, or ITN, which is a centrally managed complex of telecommunications networks owned by different enterprises and governmental agencies of the Russian Federation. Moreover, each service provider has the right to interconnect its networks with the ITN as long as the individual service provider complies with the connection conditions set forth in its license.

As discussed in more detail below, before commercial launch of a wireless telecommunications network, a company must receive, among other things:

•

a license from the Ministry of Communications to provide mobile telephony services using a specific standard and band of radio frequency spectrum;

•

approval to use specific frequencies within the specified band from the State Radio Frequencies Service;

•

certification of the equipment to be used in the network;

•

a permission from the FGUP Main Radio Frequency Center to use radio frequency for the installation of radio electronic devices, or REDs;

•

a permission from the FGUP Main Radio Frequency Center to use radio frequency for the operation of REDs;

•

a permission from Gossvyaznadzor for the operation of REDs; and

•

a permission from Gossvyaznadzor for the operation of communications objects.

Regulatory Authorities

The Ministry of Communications is the federal agency with executive power to regulate the telecommunications industry. The Ministry of Communications allocates the federal telecommunications budget, supervises the technical condition and development of all types of telecommunications and issues licenses for provision of telecommunications services in Russia, regardless of the standard or technology.

The Ministry of Communications controls numerous federal agencies, including the State Radio Frequencies Service (Gosudarstvennaya Radiochastotnaya Sluzhba) and Gossvyaznadzor. The State Radio Frequencies Service is responsible for developing and implementing a long-term policy for frequency allocation and issues frequency permits. As part of the issuance process, the State Radio Frequencies Service obtains consents from other federal authorities for a particular frequency allocation, including consents from the Ministry of Defense and civil aviation authorities. Gossvyaznadzor is responsible for supervising networks and equipment throughout Russia, including monitoring network operator compliance with applicable regulations, license and frequency allocation terms and equipment certification.

The Russian Anti-Monopoly Ministry supervises competition and pricing regulations. The Federal Agency on Governmental Communications and Information, an executive agency whose role in telecommunications regulation is not clearly defined by the Communications Law, is primarily responsible for the development and maintenance of networks for the Russian government. In addition, the Russian Ministry of Health Protection has some authority over the location of telecommunications equipment.

Licensing to Provide Telecommunications Services

The Communications Law requires that each service provider obtain a license prior to commencing telecommunications services. The most notable exceptions to this licensing requirement include providing telecommunications services for “in house” purposes (i.e., within an automobile, on a ship, in an airplane or in another means of transportation), for internal production or technological purposes, or for public administration, defense, security and law enforcement purposes.

The Ministry of Communications issues licenses to provide telecommunications services on the basis of a decision by the Licensing Commission, a regulatory agency controlled by the Ministry of Communications. For the most part, the Ministry of Communications has not issued new licensing regulations since the enactment of the Communications Law. In practice, the Ministry of Communications continues to issue licenses based on:

•

“Regulations on Licensing in the Field of Telecommunications in the Russian Federation,” or the Licensing Regulations, enacted by Decree No. 642 of the Russian Government on June 5, 1994, which we refer to in this Annual Report on Form 20-F as the Licensing Regulations; and

•

“Regulations On Holding of Competitive Tenders for Obtaining Licenses on Activities Related to the Provision of Cellular Radiotelephone Services by Using Radio Frequencies,” or the Cellular Regulations, enacted by Decree No. 578 of the Russian Government on June 10, 1998, which we refer to in this Annual Report on Form 20-F as the Cellular Regulations.

Under the Licensing Regulations, licenses to provide telecommunications services may have terms ranging from three to ten years and one person may hold several different licenses. Under the Cellular Regulations, licenses to provide wireless services are usually issued on the basis of a competitive tender (although the practice in this regard varies) and generally have terms of ten years. Once a license is issued, the licensee must register it with the local department of Gossvyaznadzor. The Ministry of Communications may renew an existing license upon Gossvyaznadzor verifying that the licensee has conducted its activities in accordance with the terms of the expiring license. Officials of the Ministry of Communications have fairly broad discretion with respect to both the issuance and renewal of licenses.

Both the Communications Law and the Licensing Regulations provide that licenses are non-transferable. Thus, a license cannot be contributed to the charter capital of another entity. Furthermore, this transfer restriction has been interpreted to prohibit assignment or pledge of a license to provide collateral for obligations of the licensee or a third party. However, pursuant to a letter issued by the Deputy Minister of Communications a licensee may enter into agreements with third parties in connection with the provision of services under the licensee’s license. Under the Cellular Regulations, wireless service licenses obtained through competitive tender are freely assignable for the remaining term of the license. However, the conflict between the transfer provisions in the Communications Law and the Cellular Regulations makes it unclear whether a wireless service license obtained in a competitive tender is in fact freely assignable.

Licenses to provide telecommunications services may be revoked or suspended by the Ministry of Communications for several reasons. The Licensing Regulations provide that a telecommunications license may be suspended for any of the following reasons:

•

failure to comply with the terms and conditions of the license;

•

failure to provide services within three months from the start-of-service date set forth in the license;

•

providing inaccurate information about the telecommunications services rendered to subscribers; and

•

refusal to provide documents requested by the Ministry of Communications.

Further, the Licensing Regulations provide that a telecommunications license may be revoked for any of the following reasons:

•

failure to remedy in a timely manner the circumstances that resulted in a suspension of the license;

•

engaging in practices of unfair competition by the licensee in performing the licensed services; and

•

other grounds set forth by Russian law or international treaties.

A licensee pays a fee for the issuance of a telecommunications license equal to a multiple of the monthly minimum wage. As of December 31, 2002, this fee was the ruble equivalent of approximately US$1,000 per license. While these license fees are nominal, many telecommunications licenses require a contribution from the licensee to help finance Russia’s development of its public switched telecommunications network.

Licenses generally contain a number of other detailed conditions, including a date by which service must begin, requirements for adhering to technical standards and a schedule of the capacity of the network that must be attained and either percentage of the licensed territory or cities within the licensed territory that must be covered by specified dates. Certain of these conditions have been introduced only recently and it is not yet clear how the Ministry of Communications will interpret them. The Ministry of Communications has the right to change the terms of a license following a change in Russian legislation.

Radio Frequency Allocation

After obtaining a license, wireless telecommunications operators must apply for frequencies in order to operate a network; the license itself is not sufficient. The State Radio Frequencies Service oversees the use of radio frequencies and spectrum allocation and issues related permits. The State Radio Frequencies Service reviews licensee site plans relating to proposed wireless networks. Typically, a licensee must seek review and approval from the State Radio Frequencies Service more than once during the term of a license. The State Radio Frequencies Service provides for electromagnetic compatibility with other radio equipment operating in the same area. Additionally, pursuant to Government Decree No. 552, dated June 2, 1998, “On Payments for the Use of Radio-Frequency Spectrum,” payments are made for using radiofrequency spectrum for the following services:

•

mobile radio-telephone telecommunications;

•

wireless telephone radio-telecommunications;

•

mobile radio telecommunications;

•

personal radio-call;

•

personal radio-call with division of the VHF FM channels;

•

personal global satellite telecommunications; and

•

distribution of television programs systems of the MMDS, LMDS and MVDS type.

Government Decree No. 895, dated August 6, 1998, “On Approval of Regulations on Payment for the Use of the Radio Frequency Spectrum in the Russian Federation,” further requires that all operators pay an annual fee set by the State Radio Frequencies Service and approved by the Anti-Monopoly Ministry for the use of their frequency spectrums. According to Government Decree No. 380, dated April 28, 2000, “On the Reorganization of the State System of Supervision over Communications and Information in the Russian Federation,” communications operators must also make monthly payments to fund the operations of Gossvyaznadzor. These fees are fixed by the Ministry of Communications and approved by the Ministry of the Economy and the Ministry of Anti-Monopoly Policy in the amount of 0.3% of the revenues generated by rendering communications services.

Equipment Certification

Certain telecommunications equipment used in Russia must be certified by the Ministry of Communications’ Department of Certification as compliant with certain technical requirements. High-frequency radio-electronic equipment, which uses frequencies in excess of 9.0 KHz, requires special permission from the State Radio Frequencies Service and is authorized only for personal use. The design, production, sale, use or import of encryption devices, which include some commonly-used digital wireless telephones, require a license and equipment certification from the Federal Agency of Governmental Communications and Information.

The Ministry of Communications Decree No. 8, dated January 14, 1997, also directs public switched telephone network operators to give preference to Russian producers when purchasing switching equipment. Public switched telephone networks must receive permission from the Ministry of Communications in order to purchase foreign-produced equipment. Also, Government Decree No. 903, dated August 5, 1999, “On Regulation of Use of Equipment in the Interconnected Telecommunications Network,” gives the Ministry of Communications and the Anti-Monopoly Ministry the right to restrict the use of certain equipment, including equipment manufactured outside Russia.

Pricing, Competition and Interconnections

While the Communications Law generally provides that tariffs for telecommunications services may be negotiated between providers and users, the law also indicates that tariffs for some types of telecommunications services may be regulated by the federal government. Wireless telecommunications operators are free to set their own tariffs. In contrast, Russian Government Decree No. 715, dated October 11, 2001, “On Improvement of State Regulation of Telecommunications Services Tariffs,” provides that prices for the following telecommunications services are to be regulated by the Russian Anti-Monopoly Ministry:

•

long-distance telephone connection (calls) to fixed line clients;

•

access to the telephone network, regardless of the type of line the client is using (wireline or radio); and

•

local telephone connection (calls) to fixed line clients.

The Communications Law prohibits using a dominant position to hinder, limit or distort competition and it requires federal regulatory agencies to promote competition among wireless service providers. Further, Presidential Decree No. 221, dated February 28, 1995, “On Measures for Streamlining State Regulation of Prices (Tariffs)” and Russian Government Decree No. 239, dated March 7, 1995, as amended, “On Measures of Systemization of State Regulation of Prices (Tariffs),” allow for regulation of tariffs and other commercial activities of telecommunications companies which are “natural monopolies.” In accordance with Decree No. 21 of the Russian Anti-Monopoly Ministry dated January 18, 2000, as amended, the basis for inclusion into the register of natural monopolies of companies which provide communication services is the existence of a license for provision of certain types of communications services which are listed in Section 2 of this decree, and the existence of data confirming the factual provision of services. At present, neither we nor our subsidiaries are included in the register of subjects of natural monopolies. Therefore, neither we nor our subsidiaries are subject to these regulations.

Russian legislation also requires that operators of public switched telephone networks may not refuse to provide connections or discriminate against one operator over another. However, a regional fixed line operator may charge different interconnection rates to different wireless telecommunications operators, subject only to the requirement that the rates do not exceed three times the public switched telephone network operator’s costs.

Compliance with Government Surveillance System

The Communications Law provides that telecommunications may be intercepted only pursuant to court order. Federal Law No. 144-FZ, dated August 12, 1995, “On Operational-Investigative Activities,” initiated a surveillance system, known as SORM, which is operated partly by the Federal Security Service, a government agency responsible for surveillance. In 1997, the Ministry of Communications and the Federal Security Service reached agreement on matters relating to the implementation of SORM in the telecommunications industry. SORM requires telecommunications providers to ensure that their networks are capable of allowing the government to monitor electronic traffic and requires telecommunications providers to finance the cost of additional equipment needed to make their systems compliant. Recent legislation extended access to electronic traffic to three other state agencies, including the tax authorities. Currently, we are in compliance with Russian law requirements related to SORM and, accordingly, certain government agencies are able to monitor electronic traffic on our network.

Regulation of the Internet

At present, there is no comprehensive regulatory scheme directly applicable to Internet content. As a result, it is somewhat unclear what type of licenses may be required for the provision of Internet and Internet-related services. The Russian media has reported, however, that the Russian parliament has recently begun to consider the possibility of legislation regarding Internet content.

ITEM 5.

Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the section of this Annual Report entitled “Item 3 – Key Information – A. Selected Financial Data” and our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed in “Item 3 – Key Information – D. Risk Factors” and elsewhere in this Annual Report on Form 20-F.

Overview

We are a leading provider of wireless telecommunications services in Russia, operating under the “Bee Line” brand. Bee Line is one of the most recognized brand names in Russia. Based on independent estimates of the number of subscribers of our competitors in the Moscow license area, we estimate that our market share in the Moscow license area was 51.6% at the end of 2002. In addition, we are now accelerating the development of our national GSM footprint by expanding our GSM service areas to regions outside of Moscow. As of December 31, 2002 we had approximately 1.44 million subscribers on our networks in the regions outside of the Moscow license area as compared with 200,300 subscribers as of December 31, 2001. Our GSM licenses permit us to operate wireless networks in areas populated by approximately 134 million people, or approximately 92% of the Russian population.

Effective for the year ended December 31, 2001, our company has two reportable segments – the Moscow license area and the regions outside of the Moscow license area. The Moscow license area includes the city of Moscow and the Moscow region. The regions outside of the Moscow license area include all other regions of the Russian Federation. Our management analyzes the reportable segments separately because of different economic environments and the different stages of development of markets of wireless telecommunications services in different geographic areas, which require different investment and marketing strategies. The Moscow license area is a more developed market for our company’s services compared to the regions outside of the Moscow license area.

In each of 2002, 2001 and 2000, we increased our revenues primarily by increasing our number of subscribers. We increased our number of subscribers primarily through organic growth, which was augmented in 2002 and 2001 by selected acquisitions. Approximately 1.4% and 3.5% of our consolidated total operating revenue in each of 2002 and 2001, respectively, was generated by subsidiaries acquired in each such year, with the remaining increase in total operating revenues generated through organic growth and greenfield roll-outs. In each of 2002 and 2001, we gained approximately 274,000 and 23,000 subscribers, respectively, as a result of our acquisitions of controlling interests in other wireless telecommunications companies (measured as of the date of acquisition).

We offer both contract and prepaid services to our subscribers. The following table indicates our subscriber figures, including the number of subscribers in the Moscow license area and the regisubscribers and GSM subscribers as percentages of our total subscriber base, for the periods indicated.

	Years Ended December 31,

	2002	2001	2000

Total number of subscribers	5,153,100	2,111,500	833,600
Moscow	3,712,700	1,911,200	780,100
Regions	1,440,400	200,300	53,500
Percentage of GSM subscribers	93.7%	81.4%	56.8%
Percentage of prepaid subscribers	79.0%	65.8%	66.5%

We define our churn rate as the total number of subscribers disconnected from our network in a given period expressed as a percentage of the midpoint of the number of our subscribers at the beginning and end of that period. We consider a subscriber to have been disconnected if the subscriber is a contract subscriber who has not made a payment in the last two months or if the subscriber is a prepaid subscriber who has not had a charge on his or her phone in the preceding six months. Migration of subscribers from our D-AMPS network to our GSM network, as well as migration between tariff plans, were technically recorded as churn, thereby contributing to the increase in our churn rate recorded in each of the last three years, although we did not lose those subscribers. The following table shows our annual churn rates for the periods indicated:

	Years Ended December 31,

	2002	2001	2000

Churn rate	30.8%	23.0%	34.0%
Moscow	33.9%	23.7%	N/A
Regions	14.5%	8.9%	N/A

Contributing to the increase in our churn rate in 2002 was high subscriber growth, as well as internal migration and increased competition.

While our subscribers and revenues have grown in each of 2002, 2001 and 2000, our average monthly service revenues per subscriber, or ARPU, and minutes of use per subscriber, or MOU, have been decreasing. ARPU is calculated for each month in the relevant period by dividing our service revenue during that month, including roaming revenue, but excluding revenue from connection fees and sales of handsets and accessories, by the average number of our subscribers during the month. MOU is calculated for each month in the relevant period by dividing the total number of billable minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month. The following table shows our monthly ARPU and MOU for the periods indicated:

	Years Ended December 31,

	2002		2001		2000

ARPU	US$	18.3	US$	26.2	US$	37.2
Moscow	US$	19.4	US$	26.5		N/A
Regions	US$	12.4	US$	21.9		N/A
MOU		92.3		105.3		90.6
Moscow		93.6		106.1		N/A
Regions		84.7		85.5		N/A

The decline in MOU in the Moscow license area during the periods indicated above was primarily attributable to an increase in the number of our mass market subscribers as a proportion of the total number of our subscribers, as mass market subscribers generate lower MOU than other subscribers. In the future, we expect that both in the Moscow license area and in the regions, MOU will decrease further and then stabilize, as has been the case in other cellular markets. Because the Moscow market is beginning to mature, with penetration rates approaching 45% as of December 31, 2002, we expect MOU to begin to stabilize in the Moscow license area before it begins to stabilize in the regions, where penetration rates are currently much lower.

In 2002, 2001 and 2000, we reduced our tariffs in response to increased competition. With reduced tariffs in Moscow and certain regions, we attracted proportionately more mass market subscribers, who typically generate lower ARPU. In addition, our subscriber growth in the regions has led to an increase in the number of mass market subscribers as a percentage of our total subscribers. These factors contributed to the decline in ARPU in 2002 compared to 2001. We expect that these trends will continue and, in turn, ARPU will continue to decline.

Revenues

We generate our revenues from providing wireless telecommunications services and selling handsets and accessories. Our primary sources of revenues consist of:

Service revenues

Our service revenues include airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value added services such as SMS, call number identification, voice mail and call waiting. Connection fees are one time charges for the allocation of a telephone number. In the past, connection fees were a notable component of our service revenues. However, in response to competitive factors, we have reduced or eliminated most connection fees in the Moscow license area and the majority of the regions in which we operate. We expect that connection fees are not likely to be significant going forward. Service revenues and connection fees constituted approximately 94.7%, 90.7% and 92.0% of our net operating revenues for 2002, 2001 and 2000 respectively. We believe that service revenues will continue to increase in 2003 primarily as a result of the continued growth in our subscriber base. We also expect that our service revenues will continue to grow at a faster rate in the regions than in the Moscow license area.

During 2002, our roaming revenues generated by our subscribers increased 86.9% to US$58.3 million compared to US$31.2 million in 2001, and our roaming revenues received from other wireless services operators for providing roaming services to their subscribers increased 19.1% to US$55.4 million compared to US$46.5 million in 2001. These increases were primarily due to improved and expanded network coverage and an increase in the number of our roaming partners. However, in 2002 our service revenues grew at a higher rate than our roaming revenues. As a result, our roaming revenues as a percentage of our net operating revenues decreased from 18.4% in 2001 to 14.8% in 2002. Over the next several years, we expect our roaming revenues from wireless users routing through the Moscow license area, which currently makes up the substantial percentage of our roaming revenues, to stabilize.

During 2002, in the Moscow license area we generated US$53.8 million of revenue from value added services, a 258.7% increase from US$15.0 million in 2001. Value added services include SMS, caller number identification, voice mail, call waiting and data transmission. In the regions, we did not account for value added services separately, as revenue from value added services in the regions was insignificant. Over the next several years, we expect that value added services will increase as a percentage of our net operating revenues in both the Moscow license area and the regions.

Sales of handsets and accessories.

We sell wireless handsets and accessories to our subscribers for use on our networks. Sales of handsets and accessories constituted approximately 6.5%, 10.2% and 11.7% of our net operating revenues in 2002, 2001 and 2000 respectively. We expect revenues from sales of handsets and accessories to remain stable over the next several years.

Expenses

We have two categories of expenses directly attributable to our revenues: service costs and the costs of handsets and accessories.

Service Costs

Service costs include interconnection and traffic costs, channel rental costs, telephone line rental costs, roaming expenses and charges for connection to special lines such as 911. An increasing number of our subscribers are using 10 digit federal telephone numbers, which creates a cost advantage for us. In 1998, we began offering our subscribers in the Moscow license area the option of receiving a 10 digit federal telephone number as an alternative to receiving a more expensive, local Moscow telephone number. Our costs for the use of seven-digit Moscow telephone numbers consist of a flat monthly line rental fee and a usage fee based on traffic. In contrast, for the use of federal telephone numbers, we currently pay a much lower usage fee based on traffic and we do not pay a monthly line rental fee, resulting in significantly lower service costs with respect to our subscribers using federal telephone numbers. Due in part to the higher proportion of our subscribers using federal telephone numbers, our service costs per subscriber decreased and our service margin as a percentage of our service revenues improved to 84.7% in 2002 from 80.7% in 2001 and 75.7% in 2000. Service margin represents the aggregate of service revenues and connection fees less service costs. We expect that competitive pressures and new technologies may reduce certain service costs over the next several years, most likely including transport, interconnection and other traffic costs, although there is a risk that charges for federal numbers may increase.

Costs of Handsets and Accessories

Our costs of handsets and accessories sold represent the amount that we pay for this equipment. We purchase handsets and accessories from third party manufacturers for resale to our subscribers for use on our networks. In 2000, we subsidized sales of handsets and accessories in order to encourage the use of our networks. In 2000, these subsidies amounted to US$1.9 million, or 5.6% of the cost of these handsets and accessories. In 2002 and 2001, we recorded profits from the sale of handsets and accessories of US$8.3 million and US$5.9 million, respectively. Subsidies or profits from the sale of handsets and accessories are calculated as the difference between the revenues generated from the sale and the costs of the handsets and accessories sold.

Operating Expenses

In addition to service costs and the costs of handsets and accessories, our operating expenses include:

Selling, general and administrative expenses. Our selling, general and administrative expenses include:

•

dealers’ commissions;

•

salaries and outsourcing costs, including related social contributions required by Russian law;

•

marketing and advertising expenses;

•

other miscellaneous expenses, such as insurance, taxes, license fees, and accounting, audit and legal fees;

•

repair and maintenance expenses;

•

rent, including lease payments for base station sites; and

•

utilities.

Marketing and sales-related expenses comprise a large portion of our selling, general and administrative expenses and consist primarily of dealers’ commissions, salaries and outsourcing costs and advertising expenses. Acquisition cost per subscriber, or SAC, is calculated as dealers’ commissions, advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers connected to our networks during the period.

In 2002, our SAC fell to US$25.70 from US$37.60 in 2001, primarily due to a decrease in the average dealer commission per new subscriber in the first half of 2002 and a decrease in the amount spent on advertising per new subscriber. SAC also decreased in 2002 because a growing percentage of our new subscribers were located in the regions, where SAC is lower than in the Moscow license area. During 2000 and 2001, we made certain improvements in our distribution network and increased the number of our sales offices and points of sale. In the first quarter of 2001, we acquired the “Mobile Center” dealer network, one of the largest retail dealer networks in Moscow, for approximately US$3.2 million. This acquisition added 12 additional sales offices to our distribution network. In 2002, Mobile Center added nine new offices and as of December 31, 2002, our Mobile Center dealer network consisted of 28 sales offices.

Depreciation and amortization expense. We depreciate the capitalized costs of our tangible assets, which consist mainly of equipment and buildings owned by us. In addition, we historically have amortized our intangible assets, which consist primarily of telecommunications licenses and frequency allocations under certain of our GSM license amendments, purchases of telephone line capacity for local numbers in Moscow and the regions, and goodwill. Effective January 1, 2002, goodwill is no longer being amortized and is subject to an annual impairment test. See “– Recent Accounting Pronouncements” below. Intangible assets constituted 8.5% of our total assets and 21.7% of our shareholders’ equity as of December 31, 2002. In contrast to Moscow telephone numbers, we currently do not have to purchase telephone line capacity for federal telephone numbers. In the future, we expect that an increasing portion of our subscriber base will use federal numbers. Consequently, we do not expect to experience an increased amortization expense for telephone line capacity purchases despite the anticipated growth in our subscriber base. Our total capital investments for 2001 were approximately US$255.0 million, with $248.2 million of capital expenditures for the purchase of property and equipment and US$6.8 million for the acquisition of new entities (net of cash holdings of acquired companies). Our total capital investments for 2002 were approximately US$578.3 million, with US$509.1 million for the purchase of property and US$69.2 million for the acquisition of new entities (net of cash holdings of acquired companies). Our increased capital expenditures caused our total depreciation and amortization expenses to increase by 58.9% in 2002 compared to 2001 and by 2.1% in 2001 compared to 2000. Over the next several years, we expect to continue making significant capital expenditures as we expand our regional networks, which will increase our future depreciation and amortization expense.

Impairment Charges. Based upon a comprehensive review of long-lived assets, we determined that as of December 31, 2000, our telecommunications D-AMPS network equipment in the Moscow license area and certain of our software licenses from the vendor of the equipment were impaired. The impairment was in large part due to the fast pace of our GSM network expansion and the faster than anticipated rate of migration of our customers from our D-AMPS network to our GSM network. This migration started in the second half of 2000. Accordingly, revised revenue forecasts for our D-AMPS network for the coming years are based on a lower number of subscribers. The estimate of the fair value of our D-AMPS assets was based on the present value of expected future cash flows using a discount rate of 20%. We recorded an impairment charge of US$66.5 million (US$43.2 million net of related tax adjustments), including US$61.0 million in respect of equipment and US$5.5 million in respect of licenses classified as intangible assets on our consolidated balance sheets. The amount of the impairment charge represented the difference between the net book value of our D-AMPS assets and their fair value, determined as mentioned above.

Provision for doubtful accounts. We include in our operating expenses an estimate of the amount of our accounts receivable that we believe will ultimately be uncollectible. We base the estimate on historical data and other relevant factors, such as the financial condition of the economy as a whole. Looking forward, over the next several years, we expect our provision for doubtful accounts to continue to decrease as a percentage of net operating revenues due to an anticipated increase in the number of prepaid subscribers. In addition, we are continually reviewing our collection practices to identify ways to improve how we monitor and collect accounts receivable.

Interest expense.

We incur interest expense on our vendor financing agreements, loans from banks, the loan from J.P. Morgan, the convertible notes, capital leases and other borrowings. Our interest-bearing liabilities carry both fixed and floating interest rates. On most of our borrowings with a floating interest rate, the interest rate is linked either to LIBOR or to EURIBOR. In 2002, our interest expense amounted to US$46.6 million, or 6.1% of net operating revenue, a 73.2% increase compared to US$26.9 million in 2001.

Income tax expense.

The Russian Federation was the only tax jurisdiction in which our income was subject to taxation. On August 6, 2001, a law was signed which introduced certain changes in Russian tax legislation reducing the statutory income tax rate from 35% to 24% effective January 1, 2002. Income tax expense includes both current and deferred tax expense. In 2002, we incurred US$49.9 million of income tax expense, a 169.7% increase compared to US$18.5 million in 2001. This increase was primarily due to the increase in our taxable income. Russia’s federal and local tax laws and regulations are subject to frequent change, varying interpretations and inconsistent enforcement.

Results of Operations

The table below shows, for the periods indicated, the following statement of operations data expressed as a percentage of net operating revenues.

	Years Ended December 31,

	2002	2001	2000

Consolidated statement of operations data
Operating revenues:
Service revenues and connection fees	94.7%	90.7%	92.0%
Sales of handsets and accessories	6.5	10.2	11.7
Other revenues	0.3	0.4	0.5

Total operating revenues	101.5	101.3	104.2
Less revenue-based taxes	(1.5)	(1.3)	(4.2)

Net operating revenues	100.0%	100.0%	100.0%
Operating expenses:
Service costs	14.5	17.5	22.4
Cost of handsets and accessories sold	5.4	8.9	12.4
Cost of other revenues	—	—	0.1
Selling, general and administrative expenses	35.4	35.3	39.6
Depreciation and amortization	12.7	14.5	21.9
Impairment of long-lived assets	—	—	24.2
Provision for doubtful accounts	2.7	3.2	6.6
Total operating expenses	70.7	79.4	127.2

Operating income (loss)	29.3%	20.6%	(27.2)%
Other income and expenses:
Interest income	0.9	1.4	1.5
Other income (expense)	0.2	(0.1)	0.8
Gain (loss) on trading securities	—	0.1	—
Interest expense	(6.1)	(6.4)	(7.7)
Net foreign exchange loss	(1.2)	—	(1.0)

Total other income and expenses	(6.2)	(5.0)	(6.4)

Income (loss) before income taxes and minority interest	23.1%	15.6	(33.6)
Income tax expense (benefit)	6.4	4.4	(5.2)
Minority interest in net losses of subsidiaries	(0.2)	—	—

Net income (loss)	16.9%	11.2%	(28.4)%

The regions outside of the Moscow license area were identified as a reportable segment in the year ended December 31, 2001 in accordance with the quantitative thresholds established in U.S. Statement of Financial Accounting Standard, or SFAS, No. 131, “Disclosures About Segments of an Enterprise and Related Information.” In the discussion below, financial information by reportable segment for the year ended December 31, 2000 is only given for comparative purposes. For more information on our reportable segments, please see Note 22 to the consolidated financial statements included in this Annual Report on Form 20-F.

The table below provides information about the results of our two reportable segments for the year ended December 31, 2002 compared to the year ended December 31, 2001. In the year ended December 31, 2000, our operations in the regions outside of the Moscow license area were not significant. Accordingly, we do not present in this table a segment comparison of our results in 2001 compared to 2000.

	Moscow License Area			Regions

	(in millions of US dollars, except % change)

	2002	2001	% change	2002	2001	% change

Total operating revenues excluding intragroup transactions	698.7	416.9	67.6	81.0	11.0	636.4
Depreciation and amortization	86.4	59.3	45.7	11.3	2.1	438.1
Operating income (loss)	238.5	94.4	152.6	(12.9)	(6.7)	92.5
Income/(loss) before income taxes and minority interest	199.8	73.3	172.6	(22.0)	(7.1)	209.9
Income tax expense	49.1	18.6	164.0	0.8	(0.1)	N/A
Net income (loss)	150.6	55.0	173.8	(23.2)	(7.0)	231.4

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Operating Revenues

Our total operating revenues, net of revenue-based taxes, increased by 81.9% to US$768.5 million in 2002 from US$422.6 million in 2001. Our total operating revenues increased by 82.2% to US$779.6 million in 2002 from US$427.9 million in 2001. Total operating revenues from our Moscow license area operations increased by 67.6% to US$698.7 million in 2002 from US$416.9 million in 2001. Total operating revenues from our operations in the regions increased by 636.4% to US$81.0 million in 2002 from US$11.0 million in 2001. Revenues from our Moscow license area operations constituted 89.6% of our total operating revenues in 2002 compared to 97.4% in 2001. Revenue growth was primarily due to the overall increase in the number of our subscribers, an increase in our revenues from value added services and an increase in our roaming revenues. Our increase in roaming revenues was primarily due to the improved and expanded roaming coverage and a greater number of roaming partners.

Service revenues and connection fees increased by 89.9% to US$727.9 million in 2002 from US$383.3 million in 2001. Revenues from sales of handsets and accessories in 2002 increased 15.5% to US$49.9 million in 2002 from US$43.2 million in 2001, primarily due to the increase in the number of our subscribers. As a percentage of net operating revenues, revenues from sales of handsets and accessories decreased to 6.5% in 2002 from 10.2% in 2001, as our service revenues increased at a faster rate than our revenues from sales of handsets and accessories.

Operating Expenses

Service costs. Our service costs increased approximately 50.3% to US$111.4 million in 2002 from US$74.1 million in 2001. Our service costs grew at a slower rate than net operating revenues, which led to an improvement in our gross margin percentage from 73.6% in 2001 to 80.1% in 2002. Gross margin is defined as net operating revenues less selected operating costs (specifically, service costs, costs of handsets and accessories sold and costs of other revenues). Gross margin percentage is defined as gross margin expressed as a percentage of net operating revenues.

The slower growth in service costs relative to net operating revenues was primarily due to improved interconnect agreements with telephone line providers and in part to the increased use of federal numbers by our subscribers in the Moscow license area and the regions. We pay no monthly rental fee and incur much lower interconnection costs for federal telephone numbers as compared to local telephone numbers. As a percentage of net operating revenues, our service costs decreased to 14.5% in 2002 from 17.5% in 2001.

Cost of handsets and accessories sold. Our cost of handsets and accessories sold increased by 11.2% to US$41.7 million in 2002 from US$37.5 million in 2001. This increase was primarily due to the increased volume of sales of handsets and SIM cards.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased 82.4% to US$272.0 million in 2002 from US$149.1 million in 2001. The increase in selling, general and administrative expenses resulted from increased aggregate subscriber acquisition costs and general and administrative expenses related to our regional expansion, including the integration of companies acquired in 2002, which was partially offset by decreases in dealer commissions and our advertising expenses per subscriber. At the same time, our SAC decreased from US$37.60 in 2001 to US$25.70 in 2002, primarily due to a decrease in average dealer commission per new subscriber in the first half of 2002, a decrease in the amount spent on advertising per new subscriber and because a growing percentage of our new subscribers were located in the regions, where SAC is lower than in the Moscow license area. As a percentage of net operating revenues, our selling, general and administrative expenses were 35.4% in 2002, substantially unchanged from 35.3% in 2001. As a percentage of our selling, general and administrative expenses, aggregate subscriber acquisition costs decreased to 36.8% in 2002 from 38.5% in 2001.

Depreciation and amortization expense. Depreciation and amortization expense in 2002 was US$97.4 million, a 58.9% increase compared to the US$61.3 million reported in 2001. In 2002, depreciation and amortization expense for our Moscow license area operations increased by 45.7% to US$86.4 million, compared to US$59.3 million in 2001, while depreciation and amortization expense for our regional operations increased by 438.1% to US$11.3 million, compared to US$2.1 million in 2001. The total increase in depreciation and amortization expense was due to the accelerated capital expenditures in the regions and continued investment in the Moscow license area.

Provision for doubtful accounts. Our provision for doubtful accounts increased 58.2% to US$21.2 million in 2002 from US$13.4 million in 2001. This increase was primarily a result of our revenue growth. As a percentage of net operating revenues, provision for doubtful accounts decreased from 3.2% in 2001 to 2.7% in 2002. The decrease was primarily due to an increase in the number of prepaid subscribers, improved risk management practices and improved cash collection procedures.

Operating Income/Loss

Primarily as a result of the foregoing, our operating income was US$224.8 million in 2002, compared to US$87.2 million in 2001. In 2002, our Moscow license area operating income grew by 152.6% to US$238.5 million compared to US$94.4 million in 2001, which was primarily attributable to the growth of our Moscow subscriber base and our cost management efforts. Our operating loss from regional operations increased by 92.5% to US$12.9 million compared to our operating loss of US$6.7 million in 2001, which was primarily attributable to expenses connected with the greenfield development of our regional networks and the low number of subscribers during the initial stage of development of our business in the regions. The primarily greenfield development of our regional networks requires us to have significant infrastructure in place prior to offering services to, and thus receiving revenue from, our regional subscribers. This accelerated development of our infrastructure in the regions in 2002 has resulted in a significant increase in our capital expenditures and, consequently, depreciation and amortization expenses, as well as our selling, general and administrative expenses. Over the next several years, we anticipate that our revenues in the regions will grow relative to our regional operating expenses as we continue to roll-out operations and grow our subscriber base.

Other Income and Expenses

Interest expense. Our interest expense increased 73.2% to US$46.6 million in 2002, compared to US$26.9 million in 2001. This increase was due to an increase in our interest bearing debt, primarily the 2002 loan from J.P. Morgan, certain vendor financing and bank credit lines from US$276.0 million at the end of 2001 to US$648.1 million at the end of 2002.

Foreign currency exchange loss and gain on Russian securities. We recorded a US$9.4 million foreign currency exchange loss in 2002 as compared to a foreign currency exchange loss of US$0.1 million in 2001. The devaluation of the U.S. dollar against the Euro in 2002 resulted in a foreign exchange loss from a corresponding revaluation of our Euro-denominated liabilities to our suppliers of telecommunications equipment. In order to reduce our Euro-U.S. dollar currency exposure, in August 2002 we entered into a series of currency forward agreements to acquire approximately €89.9 million at a fixed Euro to U.S. dollar exchange rate. As of December 31, 2002, substantially all of our Euro-denominated liabilities that were not covered by these forward agreements were covered by our cash holdings, denominated in Euros, in the approximate amount of €38.8 million. We recorded a US$0.04 million gain in 2002 from the sale of Russian securities as compared to a US$0.42 million gain in 2001.

Income tax expense. In 2002, we recorded a US$49.9 million income tax expense compared to an income tax expense of US$18.5 million recorded in 2001. This income tax expense consisted of current and deferred taxes. Deferred taxes arose due to differences between the basis of computing income under Russian tax principles and U.S. GAAP. In 2002, our income tax expense grew as our taxable income increased.

Net income and net income per share. In 2002, our net income was approximately US$129.6 million, or US$3.41 per common share (US$2.56 per ADS), compared to a net income of approximately US$47.3 million, or US$1.41 per common share (US$1.06 per ADS) in 2001. In 2002, we reported diluted net income of US$2.91 per common share (US$2.18 per ADS), compared to diluted net income of US$1.18 per common share (US$0.89 per ADS) in 2001. In 2002, before eliminating intersegment transactions, net income for our Moscow license area operations was US$150.6 million, compared to US$55.0 million in 2001. Net loss in the regions for 2002 amounted to US$23.2 million before eliminating intersegment transactions, compared to US$7.0 million in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Operating Revenues

Our total operating revenues, net of revenue-based taxes, increased by 54.2% to US$422.6 million in 2001 from US$274.1 million in 2000. Our total operating revenues increased by 49.8% to US$427.9 million in 2001 from US$285.7 million in 2000. Total operating revenues from our Moscow license area operations increased by 46.1% to US$416.9 million in 2001 from US$285.4 million in 2000. Total operating revenues from our operations in the regions increased by 5,400.0% to US$11.0 million in 2001 from US$0.2 million in 2000. Revenues from our Moscow license area operations constituted 97.4% of our total operating revenues in 2001 and 99.9% of our total operating revenues in 2000. Revenue growth was primarily due to the overall increase in the number of our subscribers and an increase in roaming revenues.

Service revenues and connection fees increased by 51.9% to US$383.3 million in 2001 from US$252.3 million in 2000. Our revenue-based taxes decreased in 2001 as a result of changes in Russian legislation that reduced the rate of revenue-based taxes from 4% to 1% effective January 1, 2001. Gross revenues from sales of handsets and accessories in 2001 increased 35.0% to US$43.2 million from US$32.0 million in 2000, primarily due to an increased number of sales offices following our acquisition of MSS-Start and an increase in sale of SIM cards. As a percentage of net operating revenues, sales of handsets and accessories decreased to 10.2% in 2001 from 11.7% in 2000, as our service revenues increased at a faster rate than our revenues from sales of handsets and accessories.

Operating Expenses

Service costs. Our service costs increased approximately 20.9% to US$74.1 million in 2001 from US$61.3 million in 2000. Our service costs grew at a slower rate than revenues, which led to an improvement in our gross margin from 65.2% in 2000 to 73.6% in 2001. Gross margin is defined as net operating revenues less selected operating costs (specifically, service costs, costs of handsets and accessories sold and costs of other revenues). Gross margin percentage is gross margin expressed as a percentage of net operating revenues. The slower growth in service costs was primarily due to more efficient cost controls and improved interconnect agreements with telephone line providers. As a percentage of net operating revenues, our service costs decreased to 17.5% in 2001 from 22.4% in 2000. This was due in part to the increased use of federal numbers by our subscribers. We pay no monthly rental fee and incur much lower interconnection costs for federal telephone numbers as compared to local Moscow telephone numbers.

Cost of handsets and accessories sold. Our cost of handsets and accessories sold increased by 10.3% to US$37.5 million in 2001 from US$34.0 million in 2000. This increase was primarily due to the acquisition of MSS-Start and the consolidation of its operations in our 2001 financial results, as well as to increased sales of SIM cards.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased 37.4% to US$149.1 million in 2001 from US$108.5 million in 2000. This increase was primarily due to increased aggregate subscriber acquisition costs. As a percentage of net operating revenues, our selling, general and administrative expenses decreased to 35.3% in 2001 from 39.6% in 2000, which was primarily a result of increased productivity and a decrease in average subscriber acquisition costs to US$37.6 in 2001 from US$74 in 2000.

Depreciation and amortization. Depreciation and amortization expense in 2001 was approximately US$61.3 million, a 2.2% increase compared to the US$60.0 million reported in 2000, not including the one-time write-down of our AMPS/D-AMPS-related assets in the fourth quarter of 2000. The increase in the depreciation and amortization expense was due to our continuing capital investments.

Provision for doubtful accounts. Our provision for doubtful accounts decreased 26.0% to US$13.4 million in 2001 from US$18.1 million in 2000. This decrease was primarily a result of the improved quality of our subscriber base and an increase in prepaid subscribers, improved risk management practices and improved cash collection procedures.

Operating Income/Loss

Primarily as a result of the foregoing, our operating income was US$87.2 million in 2001, compared to an operating loss of US$74.5 million recognized in 2000. The operating loss in 2000 includes the one-time write-down of AMPS/D-AMPS-related assets in the fourth quarter of 2000 in the amount of US$66.5 million.

Other Income and Expenses

Interest expense. Our interest expense increased 27.5% to US$26.9 million in 2001 as compared to US$21.1 million in 2000. This increase was primarily due to interest payable on our outstanding convertible notes issued in July 2000.

Foreign currency exchange loss and gain on Russian securities. We recorded a US$0.1 million foreign currency exchange loss in 2001 as compared to a foreign currency exchange loss of US$2.7 million in 2000. We recorded a US$0.42 million gain in 2001 from Russian securities as compared to a loss of US$0.04 million in 2000.

Income tax expense. In 2001, we recorded an US$18.5 million income tax expense compared to an income tax benefit of US$14.3 million recorded in 2000. This income tax benefit consisted of current and deferred taxes. Deferred taxes arose due to differences between the basis of computing income under Russian tax principles and U.S. GAAP. As a result of changes in the law on taxation enacted in August 2001, our income tax rate decreased from 35% to 24% effective January 1, 2002. This reduction in our income tax rate resulted in a deferred tax benefit of approximately US$5.8 million in 2001.

Net income and net income per share. In 2001, our net income was approximately US$47.3 million, or a net income of US$1.41 per common share (US$1.06 per ADS), compared to a net loss of approximately US$77.8 million, or a loss of US$2.57 per common share (US$1.93 per ADS) in 2000. In 2001, we reported diluted net income of US$1.18 per common share (US$0.89 per ADS). In 2001, before eliminating intersegment transactions, net income for our Moscow license area operations was US$55.0 million, compared to a net loss of US$77.0 million in 2000. We reported a net loss in the regions of US$7.0 million in 2001 and US$2.1 million in 2000 before eliminating intersegment transactions.

Liquidity and Capital Resources

Consolidated Cash Flow Summary

	Years Ended December 31,

	2002	2001	2000

Net cash flow provided by operating activities	221.7	101.1	8.6
Net cash flow provided by financing activities	294.5	53.9	193.2
Net cash flow used in investing activities	(401.9)	(161.7)	(84.8)

During 2002, 2001 and 2000 we generated positive cash flows from our operating and financing activities and negative cash flows from investing activities. In the foreseeable future, our expansion will require significant investment activity, including the acquisition of network equipment and possibly the acquisition of other companies. We expect this investment activity to generate cash outflows, which will be financed from internal and external sources. As our subscriber base grows, we expect positive cash flows from operations to continue to provide us with internal sources of funds. The availability of external financing is difficult to predict, because it depends on many factors, including the success of our operations, contractual restrictions, the financial position of vendors and Russian banks, the willingness of international banks to lend to Russian companies and the liquidity of international and Russian capital markets. Historically, a large portion of our external financing needs were satisfied by vendor financing and financing through the international capital markets. However, in light of current market conditions, we expect vendor financing to be a smaller percentage of our external financing, and financing through international and Russian capital markets to be a larger percentage. To meet our projected capital requirements through 2004, we will need to raise approximately US$350 million in additional debt financing in the Russian and/or international capital markets.

As of December 31, 2002, our cash and cash equivalents balance was US$263.7 million (substantially held in U.S. dollars, rubles and Euros) and our working capital was US$69.6 million compared to our cash and cash equivalents balance of US$144.2 million and our working capital of US$52.1 million as of December 31, 2001. Working capital is defined as current assets less current liabilities. The increase in our working capital during 2002 was primarily due to an increase in our cash and cash equivalents and other current assets, offset by an increase in the current portion of interest-bearing liabilities, accounts payable, accrued liabilities and customer deposits and advances. The decrease in our working capital during 2001 from US$122.3 million as of December 31, 2000 was primarily due to increases in subscriber deposits, accounts payable and short-term portions of bank loans and equipment financing obligations. We believe that our working capital is sufficient for our present requirements.

Operating activities

In 2002, net cash provided by operating activities was US$221.7 million, a 119.3% improvement from US$101.1 million of net cash provided by operating activities in 2001. This improvement was primarily due to the increased profitability of our operations and the increase in the volume of operations, which, in turn, was primarily the result of an increase in the number of subscribers in 2002 compared to 2001. In 2001, net cash provided by operating activities was US$101.1 million, a significant improvement from net cash provided by operating activities in 2000 of US$8.6 million. This improvement was primarily due to the increased profitability of our operations in 2001 compared to 2000 and the increase in the volume of operations, which, in turn, was primarily the result of an increase in the number of subscribers in 2001 compared to 2000.

Financing activities

The following table provides a summary of the outstanding material indebtedness of our company and our significant subsidiaries as of December 31, 2002. For additional information on this indebtedness, please refer to the discussion below, as well as to the notes to our consolidated financial statements contained elsewhere in this Annual Report on Form 20-F. For a description of some of the risks associated with certain of this indebtedness, please refer to the section of this Annual Report on Form 20-F entitled “Item 3 – Key Information – D. Risk Factors.”

Borrower	Type of debt	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantee	Security

VimpelCom-Region	Loan from Sberbank	13%	US$39.4	August 27, 2007	VimpelCom (up to US$50.0)	Equipment and promissory notes
VimpelCom-Region	Promissory Notes issued to Technoserv	Discount with effective interest of 10%	US$11.0 (€6.6 and US$4.1)	Various dates through 2006	None	None
KB Impuls	Equipment financing obligations to Alcatel	Six-month EURIBOR + 3.5% and six-month EURIBOR plus 2.9% and six-month LIBOR+4%	US$121.7 (€106.3 and US$11.1)	Various dates through 2005	VimpelCom	Network equipment
VimpelCom	Promissory Notes issued to General DataCom	LIBOR+2%	US$6.3	Various dates through 2005	None	None
VimpelCom	Promissory Notes issued to Technoserv	Discount with effective interest of 10%	US$4.0 (€2.7 and US$1.2)	Various dates through 2005	None	None
VimpelCom-Region	Equipment financing obligations to Alcatel	Six-month EURIBOR + 2.9%,	US$14.4 (€13.8)	Various dates through December 27, 2005	VimpelCom	Network equipment
VimpelCom B.V.	Convertible notes	11%	US$85.9	July 28, 2005	VimpelCom	None
VimpelCom	Loan from J.P. Morgan AG	10.45%	US$250.0	April 26, 2005	None	None
VimpelCom subsidiaries	Equipment financing obligations and capital lease	8.33% to 26% for ruble-denominated indebtedness and 7.5% to 15% for U.S. dollar-denominated indebtedness	US$9.5	Various dates from January 2003 to January 2005	None	Network equipment
VimpelCom	Loan from Sberbank	11.5%	US$50.1	April 28, 2004	None	Common stock of certain subsidiaries, equipment, buildings and our promissory notes
Cellular Company	Capital lease obligations to Motorola	LIBOR plus 4%	US$3.2	Various dates from 1999 to 2003	None	One lease agreement secured by Sberbank letter of credit
VimpelCom-Region	Equipment financing obligations to Alcatel	Three-month EURIBOR plus 5% and three-month LIBOR + 5%	US$9.5 (€8.1 and US$1.1)	June 25, 2003	None	Network equipment
VimpelCom-Region	Equipment financing obligations to Ericsson	LIBOR plus 5%	US$45.6	June 20, 2003	None	Network equipment

2000. In 2000, we entered into three key financing transactions to finance our scheduled capital expenditures.

In April 2000, Sberbank provided us with a four-year secured credit line. We have drawn down the entire credit line in the amount of US$66.8 million, and the balance due under the credit line was approximately US$50.1 million as of December 31, 2002. The credit line currently bears interest at a rate of 11.5% per annum, which may change upon the occurrence of certain events, such as a change in Russian law or increased costs of Sberbank to provide this credit line. Amounts outstanding under the credit line are to be repaid in eight equal quarterly installments of US$8.35 million. To date, we have made the first four of these installments. The final installment is due in April 2004. The credit line is currently secured by pledges of:

•

100% of the shares of common stock of our subsidiary MSS-Start and 50% of the shares of common stock of our subsidiary Bee Line Samara;

•

certain of our GSM and D-AMPS network equipment, GPRS equipment and equipment used in our fiber optic network;

•

certain buildings in Moscow owned by our company and our subsidiaries, including buildings that we use as an administrative and sales office, as a warehouse and operating facility and to house the main switches for our Moscow GSM networks; and

•

certain of our company’s promissory notes.

This credit arrangement with Sberbank is subject to certain restrictive covenants that, among other things, limit bank borrowings by our company and certain of our subsidiaries (excluding VimpelCom-Region). These covenants also require that 60% of our company’s aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. This 60% figure is reduced pro rata as we repay the loan.

In July 2000, we completed the public offering of 4,858,233 ADSs (representing 3,643,675 shares of our common stock) that raised US$79.4 million of net proceeds. At the same time, we completed a public offering of the convertible notes that raised US$70.3 million (net of cost of issuance). Unless previously converted, the convertible notes will mature on July 28, 2005. Holders of the convertible notes have been able to convert the notes into ADSs since September 28, 2000 at the conversion price of US$27.0312 per ADS, subject to certain adjustments. We pay cash interest on the convertible notes at the rate of 5.5% per annum and interest payments are made semi-annually on January 28 and July 28 of each year. Unless previously converted or redeemed, we will repay the convertible notes at 135.41% of their principal amount, which represents a yield to maturity of 11% compounded on a semi-annual basis. The convertible notes were issued by VimpelCom B.V., a wholly-owned subsidiary of VimpelCom Finance B.V., which is a wholly-owned subsidiary of our company. We irrevocably, fully and unconditionally guaranteed VimpelCom B.V.’s obligations under the convertible notes, including the performance by VimpelCom B.V. of its conversion obligation.

Concurrent with the offerings made in July 2000, in a private transaction, Telenor purchased 2,400,532 ADSs at the public offering price for US$51.9 million. Prior to this purchase, in June 2000, we entered into a US$50 million working capital bridge facility with Telenor and drew down the full amount of the facility. We repaid the total amount of borrowings plus accrued interest of US$0.3 million and structuring and facility fees of US$0.8 million in July 2000.

2001. In 2001, we completed a transaction with Alfa Group to fund our regional expansion. Specifically, on November 5, 2001, Alfa Group completed the purchase of 5,150,000 newly-issued shares of our common stock for US$103 million. Pursuant to the terms of the transaction agreements, which were signed on May 30, 2001, we contributed this US$103 million (together with an additional US$15.64 million of our own funds, at the exchange rate as of the date of contribution) as equity to VimpelCom-Region, representing the first of three tranches of equity investments in which VimpelCom-Region will raise US$337 million. In addition to a purchase of shares from another shareholder, in order to maintain its percentage ownership interest in our company, Telenor purchased 3,744 shares of our common stock that we were holding as treasury shares for a purchase price of approximately US$74,880. Alfa Group recently reported that it owned 25% plus two shares of our voting capital stock and Telenor recently reported that it owned 25% plus 13 shares of our voting capital stock.

2002. In 2002, we entered into three key financing transactions to finance our scheduled capital expenditures, including capital expenditures in the regions.

In April 2002, J.P. Morgan completed an offering of 10.45% Loan Participation Notes due 2005 for the sole purpose of funding a US$250 million loan to our company. The Loan Participation Notes are listed on the Luxembourg Stock Exchange and are without recourse to J.P. Morgan. The loan and the Loan Participation Notes will mature in April 2005. Interest on the loan and the Loan Participation Notes is payable semi-annually at a rate of 10.45% per annum. The loan agreement contains certain covenants that, among other things, limit our ability to incur liens (with certain exceptions) and restrict our ability to make certain payments, including dividends, payments for certain shares of stock, payments of subordinated indebtedness of our company and certain investments (with certain exceptions). In addition, these covenants limit our ability to enter into transactions with affiliates and to effect a merger of our company with other entities.

In November 2002, we completed the second tranche of equity investments in VimpelCom-Region when Alfa Group, Telenor and our company each purchased 1,462 newly-issued shares of common stock for consideration of US$58.48 million each. In addition, the preferred stock beneficially owned by Alfa Group was redistributed among Alfa Group, our company and Telenor so that each party owns the same percentage of the voting capital stock of VimpelCom-Region that each would have owned had the preferred stock not been issued to Alfa Group. Following the completion of the second tranche of equity investments in VimpelCom-Region and the redistribution of the preferred stock, we owned approximately 65% of the outstanding voting capital stock of VimpelCom-Region, while Alfa Group and Telenor each owned approximately 17.5% of the outstanding voting capital stock of VimpelCom-Region. The capital contributions of Alfa Group and Telenor each exceeded their respective share of net assets of VimpelCom-Region by US$23.1 million. This gain on the sale of newly-issued shares of common stock of VimpelCom-Region was included in our consolidated additional paid-in capital. In addition, the capital contributions of Alfa Group and Telenor resulted in an increased minority interest in net losses of VimpelCom-Region for the period after the date of the capital contributions. We expect that the third tranche of equity investments in VimpelCom-Region, currently scheduled for November 2003, will result in a further increase in our consolidated additional paid-in capital.

In December 2002, Sberbank provided VimpelCom-Region with a five-year U.S. dollar-denominated secured credit line of US$70 million. In 2002, VimpelCom-Region drew down US$39.4 million of the credit line and, as of March 27, 2003, VimpelCom-Region had drawn down the full amount of the credit line. The credit line currently bears interest at a rate of 13% per annum, which may change upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. The credit line will be repaid on a quarterly basis commencing in November 2004. The last repayment is scheduled for August 2007. The credit line is currently secured by:

•

a guarantee from our company for US$50.0 million;

•

a pledge of a portion of VimpelCom-Region’s GSM network equipment; and

•

a pledge of certain of VimpelCom-Region’s promissory notes.

VimpelCom-Region’s credit line with Sberbank contains certain restrictive covenants that, among other things, limits bank borrowings by VimpelCom-Region and certain of its subsidiaries and requires that 60% of VimpelCom-Region’s aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. This 60% figure will be reduced pro rata as we repay the loan.

In 2001 and 2002, VimpelCom-Region acquired a controlling interest in several wireless telecommunication companies in the Russian Federation, details of which appear below in “– Investing activities”. As of December 31, 2002, indebtedness of these subsidiaries in the amount of US$4.7 million was included in our consolidated financial statements, representing loans from telecommunications equipment vendors, loans from commercial banks and other indebtedness. One example of this is Cellular Company’s $3.2 million of outstanding indebtedness to Motorola as of December 31, 2002 under lease agreements for network equipment. Of this principal indebtedness, approximately US$308,000 under a 1999 lease agreement is due in monthly installments in 2003. This indebtedness accrues interest at an annual rate of LIBOR plus 4%. Cellular Company has been unable to make payments under a 1996 lease agreement following Motorola’s transfer in 1998 of the outstanding indebtedness to a third party located outside of the Russian Federation. The third party has not produced documents to the Central Bank of Russia providing legal title to the payments. Receipt by the Central Bank of Russia of such documents is necessary in order for Cellular Company to make payments to a foreign legal entity. As of December 31, 2002, the outstanding principal amount under the 1996 lease agreement was approximately US$2.9 million.

Equipment Financing. We have relied heavily on equipment financing to develop our GSM networks. The following is a summary of our key arrangements of this type.

KB Impuls entered into a vendor financing agreement with Alcatel in connection with the purchase of equipment for and the build-out of our GSM networks. As of December 31, 2002, KB Impuls’ indebtedness to Alcatel was US$121.7 million. This indebtedness is guaranteed by our company and was incurred at various times, commencing in 1996, and bears interest at six month U.S. dollar LIBOR plus 4% (for the debt incurred prior to August 2000), six-month EURIBOR plus 3.5% (for debt incurred from August 2000 through December 31, 2001) and six-month EURIBOR plus 2.9% (for debt incurred since January 1, 2002). This indebtedness is secured by the equipment acquired from Alcatel with the proceeds of the financing and is due on various dates through 2005. KB Impuls’ vendor financing agreements with Alcatel contain certain restrictive covenants, which provide, among other things, that KB Impuls may not pledge, encumber or grant a lien or security interest over KB Impuls’ revenues, properties and rights to receive income as security for indebtedness of KB Impuls (subject to certain exceptions). In addition, these financing agreement require KB Impuls to first obtain Alcatel’s consent before entering into material contracts outside of the ordinary course of business, or material contracts with any shareholder of KB Impuls or an affiliate of our company, with limited exceptions. These vendor financing agreements permit KB Impuls to pay dividends in any year to our company or any other of its shareholders in an amount not greater than 80% of KB Impuls’ net profit for that year provided certain conditions are met. In addition, KB Impuls may not, without Alcatel’s prior consent, make a loan or advance to any person, with limited exceptions. For more information on the risks related to these covenants, see “Item 3 – Key Information – D. Risk Factors – Risks Related to our Business – We may not be able to recover, or realize the value of, the debt and equity investments that we make in KB Impuls, VimpelCom-Region or other subsidiaries.”

In September 2001, VimpelCom-Region entered into a vendor financing agreement with Alcatel providing for financing of an amount up to €18.3 million. This indebtedness is guaranteed by our company, secured by the equipment acquired from Alcatel with the proceeds of the financing and bears interest at the rate of six-month EURIBOR plus 2.9%. This indebtedness was due on various dates through September 2002. In December 2002, we repaid €4.6 million and extended the maturity on the remaining indebtedness so that it is due on various dates through December 27, 2005. In 2002, VimpelCom-Region entered into two additional vendor financing agreements with Alcatel providing for financing in the amount of €8.1 million and US$5.5 million. On June 25, 2003, VimpelCom-Region repaid all amounts owed under these additional agreements. As of December 31, 2002, approximately US$23.9 million (including accrued interest) was outstanding under all of VimpelCom-Region’s vendor financing agreements with Alcatel. All of the indebtedness to Alcatel is subject to acceleration in the event that VimpelCom-Region repays its indebtedness to Ericsson (as described below). VimpelCom-Region’s vendor financing agreements with Alcatel contain certain restrictive covenants, which provide, among other things, that VimpelCom-Region may not pledge, encumber or grant a lien or security interest over VimpelCom-Region’s revenues, properties and rights to receive income as security for indebtedness of VimpelCom-Region (subject to certain exceptions). In addition, these financing agreements require VimpelCom-Region to first obtain Alcatel’s consent before entering into material contracts outside of the ordinary course of business, or material contracts with any shareholder of VimpelCom-Region or an affiliate of our company (in each case subject to certain exceptions). VimpelCom-Region may not, without Alcatel’s prior consent, pay dividends to our company or any other of its direct or indirect shareholders, or make any loan or advance to any person, with limited exceptions. For more information on the risks related to these covenants, see “Item 3 – Key Information – D. Risk Factors – Risks Related to our Business – We may not be able to recover, or realize the value of, the debt and equity investments that we make in KB Impuls, VimpelCom-Region or other subsidiaries.”

In December 2001, VimpelCom-Region entered into a US$16.6 million vendor financing agreement with Ericsson. In December 2002, we repaid all amounts owed under this agreement. In August 2002, VimpelCom-Region entered into a US$45.6 million vendor financing agreement with Ericsson. As of December 31, 2002, US$45.6 million (including accrued interest) was outstanding, including US$8.3 million, which represented indebtedness for equipment delivered, but not yet covered by the credit agreement. This amount became subject to the credit agreement when VimpelCom-Region accepted delivery of the equipment that it had purchased. On June 20, 2003, VimpelCom-Region repaid all amounts owed under this agreement.

In April 2002, we entered into a frame agreement with LLC Technoserv A/S providing for the supply of telecommunications equipment, which includes an unsecured credit arrangement whereby we initially agreed to pay for 85% of the purchase price of the equipment with our promissory notes and 15% in cash. As of December 31, 2002, we had delivered or will be required to deliver promissory notes to Technoserv in the aggregate amount of US$4.0 million. This amount includes Euro-denominated promissory notes with €0.7 million (approximately US$0.7 million) of carrying value and €0.8 million (approximately US$0.8 million) of face value, U.S. dollar-denominated promissory notes with US$1.2 million of carrying value and US$1.4 million of face value, and €2.0 million (approximately US$2.1 million) in promissory notes that we will issue to Technoserv once it completes delivery and installment of certain equipment that we have purchased. Our outstanding promissory notes were issued at a discount with an effective annual interest rate of 10%. Each completed delivery of equipment is paid for with a pool of promissory notes. Each pool has a maximum term of three years and promissory notes in each pool mature quarterly.

In May 2002, VimpelCom-Region entered into a frame agreement with Technoserv providing for the supply of telecommunications equipment. Under the terms of this agreement, VimpelCom-Region initially agreed to pay for 85% of the purchase price of the equipment with its promissory notes and 15% in cash. As of December 31, 2002, VimpelCom-Region had delivered or will be required to deliver promissory notes to Technoserv in the aggregate amount of US$11.0 million. This amount includes Euro-denominated promissory notes with €3.4 million (approximately US$3.5 million) of carrying value and €3.9 million (approximately US$4.1 million) of face value, U.S. dollar-denominated promissory notes with US$4.1 million of carrying value and US$4.8 million of face value, and €3.2 million (approximately US$3.3 million) in promissory notes to be issued by VimpelCom-Region once Technoserv completes delivery and installment of certain equipment that VimpelCom-Region has purchased. VimpelCom-Region’s outstanding promissory notes were issued at a discount with an effective annual interest rate of 10%. Each completed delivery of equipment is paid for with a pool of promissory notes. Each pool has a maximum term of three years and promissory notes in each pool mature quarterly.

In August 2002, we entered into a frame agreement with LLC “General DataCom” providing for the supply of telecommunications equipment. As with our Technoserv frame agreements, this frame agreement includes an unsecured credit arrangement whereby we initially agreed to pay for 85% of the purchase price of the equipment with our promissory notes and 15% in cash. As of December 31, 2002, we had delivered or will be required to deliver promissory notes to General DataCom under this credit arrangement in the aggregate amount of US$6.3 million, which included promissory notes with US$2.6 million of carrying value and US$2.6 million of face value and US$3.7 million in promissory notes that we will issue once General DataCom completes delivery of certain equipment that we have purchased. Our outstanding promissory notes bear an annual interest rate of six-month LIBOR plus 2%. Each completed delivery of equipment was paid for with twelve promissory notes that mature in equal quarterly installments over three years.

Recent Developments. In January 2003, VimpelCom-Region acquired from Telenor and Open Joint Stock Company “Stavtelecom imeni Kuzminova” 90% of the outstanding shares of StavTeleSot, the largest mobile telecommunications service provider in the Stavropol region, for a purchase price of approximately US$38.8 million. VimpelCom-Region acquired 49% of these shares from Telenor. In addition, we agreed to extend a credit line to StavTeleSot in the amount of approximately US$9.2 million in order for StavTeleSot to repay a bank loan previously guaranteed by Telenor. We also guaranteed StavTeleSot’s repayment of US$1.4 million of existing debt owed to Telenor.

In January 2003, we entered into a non-revolving credit line agreement with Bayerische Hypo- und Vereinsbank AG and Nordea Bank Sweden AB (publ) with a credit limit of US$35.7 million. The credit line may only be used to finance the acquisition of Ericsson telecommunications equipment. The credit line bears interest at the rate of six-month LIBOR plus 0.7%, which is payable semi-annually. Each of the three tranches under the credit line is repayable in six equal installments over a three-year period. Repayment commences approximately four months prior to the date when delivery of the equipment we purchased is completed. The end of the last delivery period for the equipment we purchased falls on December 30, 2003. The credit line is secured by a pledge of the telecommunications equipment we acquired from Ericsson and a guarantee from the Swedish Export Credit Agency “EKN”. In addition to interest payments, we are obliged to pay to the Swedish Export Credit Agency a fee in the amount of 5.03% of the relevant tranche before our first draw down under each tranche. Our credit line agreement with Bayerische and Nordea contains covenants substantially similar to the covenants related to our loan from J.P. Morgan discussed above. However, we are permitted to prepay, with five business days’ notice, any amounts outstanding under the Bayerische and Nordea credit line agreement.

In February 2003, VimpelCom-Region entered into another vendor financing agreement with Ericsson to borrow up to US$55.9 million. In June 2003, we repaid US$11.2 million of this indebtedness. This indebtedness bears interest at the rate of one-month LIBOR plus 5%, is secured by the equipment acquired from Ericsson, and is due in November 2003. The indebtedness is subject to acceleration in the event VimpelCom-Region repays its indebtedness to Alcatel. VimpelCom-Region’s vendor financing agreements with Ericsson contain certain restrictive covenants, which provide, among other things, that VimpelCom-Region may not grant a security interest over its assets or properties in excess of US$5 million in the aggregate, with certain exceptions (including purchase money security interests, pledges of equipment not subject to a security interest in favor of Ericsson, and pledges of accounts receivable and inventory in order to finance the same). In addition, VimpelCom-Region may not, without first obtaining Ericsson’s consent, give guarantees of indebtedness in an aggregate amount exceeding US$5 million at any time or make investments in or loans to any of its subsidiaries or affiliates or any third parties, in each case in excess of US$5 million in any calendar month, and may not, without first obtaining Ericsson’s consent, pay amounts to any of its shareholders or to a person to whom amounts are owed under any loan guaranteed by any of its shareholders, subject to certain exceptions. VimpelCom-Region may repay amounts owing to our company under unsecured loans with interest rates no greater than 4.2% per annum and leases only up to an amount equal to the amount of equity contributions to VimpelCom-Region made by our company and any other shareholders in the period since August 21, 2002. VimpelCom-Region may make payments under leases, service agreements and other agreements only up to specified monthly amounts. For more information on the risks related to these covenants, see “Item 3 – Key Information – D. Risk Factors – Risks Related to our Business – We may not be able to recover, or realize the value of, the debt and equity investments that we make in KB Impuls, VimpelCom-Region or other subsidiaries.”

On May 20, 2003, we issued ruble-denominated bonds through LLC VimpelCom Finance, a consolidated Russian subsidiary of our company, in an aggregate principal amount of 3 billion rubles, or approximately US$97 million at the Central Bank of Russia exchange rate on May 20, 2003. The bonds are guaranteed by VimpelCom-Region. The bonds are due May 16, 2006 and bondholders have a put option exercisable on May 18, 2004 at 100% of nominal value of the bonds. Interest on the bonds is payable semiannually. The annual interest rate for the first two interest payments is 8.8%. The interest rate for subsequent interest payments will be determined by LLC VimpelCom Finance no later than May 7, 2004, which is ten days before the second interest payment is due. The proceeds of the offering will be used for financing or refinancing the business operations of VimpelCom-Region and its consolidated subsidiaries, including repayment of the credit facility discussed below.

In April 2003, VimpelCom-Region received an unsecured ruble-denominated credit facility from Raiffeisenbank of 640 million rubles, of which a total of 585 million rubles, or approximately US$18.9 million at the Central Bank of Russian exchange rate on May 14, 2003, was drawn. VimpelCom-Region repaid the amounts outstanding under this credit facility with the proceeds from the ruble bond issuance. The credit facility bore interest at 14% per annum.

Investing activities

We purchase network equipment, telephone line capacity, frequency allocations, buildings and other assets as a part of the ongoing development of our wireless networks. In 2002, our total payments for purchases of equipment, intangible assets and other non-current assets were approximately US$332.8 million (compared to US$154.9 million in 2001 and US$81.8 million in 2000) and our payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$69.2 million (compared to US$6.8 million in 2001 and US$3.0 million in 2000). In 2002, payments for purchases of equipment, intangible assets and other non-current assets for our Moscow license area operations were approximately US$214.2 million (compared to US$102.2 million for 2001 and US$80.7 million in 2000). We did not make any payments in respect of acquisitions in the Moscow license area in 2002 (compared to US$2.6 million in 2001 and US$3.0 million in 2000 (net of cash holdings of acquired companies)). In 2002, our payments for purchases of equipment, intangible assets and other non-current assets for our operations in the regions were approximately US$118.6 million (compared to US$52.7 million in 2001 and US$1.1 million in 2000) and our payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$69.2 million (compared to US$4.2 million in 2001 and US$0.0 million in 2000).

Our significant acquisitions in 2000, 2001 and 2002 and the first quarter of 2003 are described below.

In March 2000, we acquired the remaining 50% of the voting shares in our subsidiary, RTI Service-Svyaz that we did not previously own for US$3.0 million, thus increasing our ownership interest in RTI Service-Svyaz to 100%.

In January 2001, we acquired all of the outstanding shares of common stock of Closed Joint Stock Company MSS-Start, which operated under the trade name “Mobile Center”, for approximately US$3.2 million. Mobile Center is a retail dealer for mobile communications companies.

In April 2001, VimpelCom-Region acquired 93% of the shares of common stock of Cellular Company, a wireless AMPS telecommunications operator in Novosibirsk, for approximately US$4.5 million. At the time of the acquisition, Cellular Company had 23,200 subscribers. In February 2002, VimpelCom-Region acquired an additional 5% of the stock of Cellular Company for approximately US$0.2 million. The remaining 2% of Cellular Company is owned by our wholly-owned subsidiary KB Impuls.

In July 2002, VimpelCom-Region acquired 107,084 common shares of Open Joint Stock Company “Orensot”, representing a 77.6% interest, for a purchase price of approximately US$14.2 million. Orensot has a GSM-900/1800 license for the Orenburg region, which covers approximately 2.2 million people. At the time of the acquisition, Orensot had approximately 65,800 subscribers, including 46,100 GSM subscribers. In October 2002, VimpelCom-Region acquired an additional 29,274 shares, or 21.2%, of Orensot for a purchase price of approximately US$3.9 million. As of December 31, 2002, VimpelCom-Region owned 136,358 shares, or 98.8%, of Orensot.

In October 2002, we acquired an additional 200 shares, or 1%, of common stock of Open Joint Stock Company “Bee Line Samara” for a purchase price of approximately US$0.7 million, thereby increasing our interest in Bee Line Samara to 51%. Bee Line Samara has D-AMPS and GSM-1800 licenses for the Samara region, which covers approximately 3.3 million people. At the time of the acquisition, Bee Line Samara had approximately 103,000 D-AMPS subscribers.

In December 2002, VimpelCom-Region acquired from Telenor and another shareholder 100% of the outstanding shares of Closed Joint Stock Company “Extel” for a purchase price of approximately US$25.3 million. VimpelCom-Region acquired 49% of these shares from Telenor. Extel has a GSM-900 license for the Kaliningrad region, which covers approximately 0.9 million people. At the time of the acquisition, Extel had approximately 105,000 subscribers.

In December 2002, VimpelCom-Region acquired 100% of Limited Liability Company “Vostok-Zapad Telecom” for a purchase price of approximately US$26.6 million. Vostok-Zapad Telecom has a GSM-1800 license for the Ural region and a dual band GSM-900/1800 license for the following territories within the Ural region: the Sverdlovsk region, the Kirov region, the Kurgan region, the Republic of Komi, the Republic of Udmurtia and the Yamal-Nenets autonomous district. Approximately 24.3 million people live in the Vostok-Zapad Telecom license area. At the time of the acquisition, Vostok-Zapad Telecom had no subscribers.

In January 2003, VimpelCom-Region acquired from Telenor and Open Joint Stock Company “Stavtelecom imeni Kuzminova” 90% of the outstanding shares of StavTeleSot for a purchase price of approximately US$38.8 million. VimpelCom-Region acquired 49% of these shares from Telenor. StavTeleSot has a dual band GSM-900/1800 license for the Stavropol region, which covers approximately 2.7 million people. StavTeleSot has two 80%-owned subsidiaries: CJSC “Karachaevo-CherkesskTeleSot” and CJSC “Kabardino-Balkarsky GSM”, which have GSM-900 licenses for their local areas covering approximately 0.4 million and 0.8 million people, respectively. At the time of the acquisition, StavTeleSot had approximately 175,000 subscribers, and its subsidiaries had an aggregate of 18,000 subscribers.

Future capital requirements

Wireless service providers require significant amounts of capital to construct networks and attract subscribers. Our estimated capital expenditures for 2003 are approximately US$550 million, of which approximately 80% is to be invested in our network development.

In addition to these amounts, we plan to continue investing in acquiring existing wireless operators in various license areas.

We anticipate that the funds necessary to meet our current capital requirements and those to be incurred in the foreseeable future will come from:

•

cash currently held by our company;

•

equity investments in VimpelCom-Region to be made by Alfa Group;

•

operating cash flows;

•

vendor financing,

•

borrowings under bank financings; and

•

financing from Russian and international capital markets.

We believe that funds from a number of these sources, coupled with cash on hand, will be sufficient to meet our projected capital requirements for the next 12 months.

Contractual Obligations

The following table summarizes the contractual principal maturities of our long-term debt, including its current portion, and our minimum payments required under our capital lease obligations and purchase obligations, each as of December 31, 2002.

	Payments due by period (in millions of U.S. dollars)

Contractual Obligations(1)	Total	Prior to December 31, 2003	January 1, 2004 to December 31, 2005	January 1, 2006 to December 31, 2007	After January 1, 2008

Bank loans	93.9	37.8	26.6	29.5	—
Loan from J.P. Morgan AG	250.0	—	250.0	—	—
Equipment financing (including accrued interest)	216.0	134.6	81.2	0.2	—
Convertible notes (including accrued interest)	85.9	—	85.9	—	—
Capital lease obligations	4.8	3.9	0.9	—	—
Purchase obligations	26.1	26.1	—	—	—
Total	676.7	202.4	444.6	29.7	—

______________

(1)

Note that debt payments could be accelerated upon violation of debt covenants.

Contingent Liabilities

The taxation system in Russia is evolving as the central government transforms itself from a command to a market economy. There were many Russian Federation tax laws and related regulations introduced in 2002 and previous years that were not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, Central Bank officials and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual. We believe that we have paid or accrued all taxes that are applicable. Where uncertainty exists, we have accrued tax liabilities based on our best estimate.

Basis of Presentation of Financial Results

We maintain our records and prepare our statutory financial statements in accordance with Russian accounting principles and tax legislation and in accordance with U.S. GAAP. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. They differ from our financial statements issued for statutory purposes in Russia in that they reflect certain adjustments not recorded in our statutory books that are necessary to present our financial position, results of operations and cash flows in accordance with U.S. GAAP. The principal adjustments relate to:

•

revenue recognition;

•

recognition of interest expense and other operating expenses;

•

valuation and depreciation of property and equipment;

•

foreign currency translation;

•

deferred income taxes;

•

capitalization and amortization of telephone line capacity;

•

valuation allowances for unrecoverable assets;

•

capital leases; and

•

consolidation and accounting for subsidiaries.

The consolidated financial statements set forth in this Annual Report on Form 20-F include the accounts of our company and our consolidated subsidiaries. Our consolidated financial statements also include the accounts of VimpelCom (BVI) Ltd., a special-purpose entity affiliated with and controlled by our company, and VC Limited, a wholly-owned subsidiary of VimpelCom (BVI) Ltd. All inter-company accounts and transactions have been eliminated. We have used the equity method of accounting for companies in which our company has significant influence. Generally, this represents voting stock ownership of at least 20% and not more than 50%.

We pay taxes computed on income reported for Russian tax purposes. We base this computation on Russian tax rules, which differ substantially from U.S. GAAP. Certain items that are capitalized under U.S. GAAP are recognized under Russian accounting principles as an expense in the year paid. In contrast, numerous expenses reported in the financial statements prepared under U.S. GAAP are not tax deductible under Russian legislation. As a consequence, our effective tax charge is different under Russian tax rules and under U.S. GAAP.

Certain Factors Affecting our Results of Operations

Inflation

The Russian government has battled inflation for the last decade and had made significant progress by the mid-1990s. In 2000, Russia’s annual inflation rate was 20.2% and in 2001 it was 18.6%. According to Goskomstat, inflation was 15.1% in 2002. In November 2002, the AICPA International Practices Task Force concluded that Russia will no longer be considered a highly inflationary economy for purposes of Financial Accounting Standards Board, or FASB, Statement No. 52 effective January 1, 2003. We set prices for our products and services in U.S. dollar equivalent units in order to help insulate us from the volatility of the ruble. However, inflation affects the purchasing power of our mass market subscribers.

Foreign Currency Translation

We report to Russian tax authorities and maintain our statutory accounting records in rubles. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are stated in U.S. dollars, which is our functional currency. Accordingly, transactions and balances not already measured in U.S. dollars have been translated into U.S. dollars in accordance with the relevant provisions of Statement of Financial Accounting Standards, or SFAS, No. 52, “Foreign Currency Translation.” Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from the translation of monetary assets and liabilities that are not denominated in U.S. dollars are credited or charged to operations.

On November 25, 2002, the AICPA International Practices Task Force concluded that effective January 1, 2003, Russia would no longer be considered highly inflationary. Consequently, we reassessed our functional currency as of January 1, 2003. The U.S. dollar remained the functional currency of our company and our subsidiaries, except for Cellular Company, Orensot and StavTeleSot. Effective January 1, 2003, the ruble became the functional currency of each of these entities as the majority of each of their revenues, costs and indebtedness and trade liabilities and the property and equipment purchased by each of these entities are either priced, incurred or payable or otherwise measured in Russian rubles. Assets and liabilities of these entities are translated into U.S. dollars at exchange rates prevailing on the balance sheet date. Revenues, expenses, gains and losses are translated into U.S. dollars at historical exchange rates prevailing on the transaction dates. Translation adjustments resulting from the process of translating the financial statements of these entities into U.S. dollars are reported in other comprehensive income, a separate component of shareholders’ equity.

The ruble is not fully convertible outside of Russia. From 1995 until August 17, 1998, the Russian government and the Central Bank of Russia had generally kept the ruble trading within a fixed exchange rate band. However, after the government’s announcement on August 17, 1998 to widen the ruble corridor to plus or minus 9.5 rubles per U.S. dollar, the value of the ruble plummeted from approximately 6.2 rubles per U.S. dollar to 20.7 rubles per U.S. dollar, losing over 70% of its value. The ruble continued to devalue in 1999, but stabilized in 2000. On December 31, 2000, the ruble-U.S. dollar exchange rate was 28.16 rubles per U.S. dollar and, on December 31, 2001, it was 30.14 per U.S. dollar. On December 31, 2002, the ruble-U.S. dollar exchange rate was 31.78 rubles per U.S. dollar.

On December 31, 2000, the U.S. dollar-Euro exchange rate was US$0.9283/€1.00 and, on December 31, 2001, it was US$0.8789/€1.00. On December 31, 2002, the U.S. dollar-Euro exchange rate was US$1.0417/€1.00.

We have implemented a number of risk management activities to minimize currency risk and exposure. To minimize the risk of ruble fluctuations and devaluation, we list tariffs and calculate monthly bills in U.S. dollar equivalent units, although we continue to receive payment in rubles, in accordance with applicable law. As a result, subscribers now pay their bills at the prevailing U.S. dollar-ruble exchange rate on the date that payment is made. Subscribers are also charged a 1% surcharge to cover the cost of converting rubles into U.S. dollars. In addition, we hedge our Euro-denominated liabilities with U.S. dollar-Euro currency forward agreements and by maintaining some cash deposits in Euros.

To the extent permitted by Russian law we keep our readily available cash in U.S. dollars and Euros in order to manage against the risk of ruble devaluation. Our foreign currency liabilities are primarily associated with the purchase of network equipment and loans denominated in foreign currencies. Under applicable law, we are permitted to buy hard currency to settle these contracts. A large proportion of our Euro-denominated liabilities is hedged by a series of Euro-U.S. dollar forward currency exchange contracts, and we have cash and cash equivalents denominated in Euros in an amount sufficient to cover the remaining liabilities, details of which are described above. Where possible, we incur indebtedness denominated in U.S. dollars in order to avoid currency exposure.

Trend Information

The Moscow market.

In 2002, approximately 3.1 million new subscribers were added in the Moscow license area, representing an increase of approximately 75% in the Russian mobile telecommunications industry’s customer base in the Moscow license area. As of December 31, 2002, we estimate that there were approximately 7.2 million subscribers in the Moscow license area, where the penetration rate increased to 42.4% from 27.4% as of December 31, 2001. In 2003, it is expected that the number of subscribers in the Moscow license area will reach 9.2 million, with penetration rates expected to reach approximately 54%.

Our Moscow subscriber base increased from approximately 1.9 million as of December 31, 2001 to approximately 3.7 million as of December 31, 2002 as total penetration in Moscow increased from 27.4% to 42.4%. In 2003, we intend to maintain our strong market position in Moscow. While we expect the subscriber base to grow, the Moscow market is beginning to mature, which we expect to result in higher competition and, in the medium term, a reduction in the annual growth rates of new subscribers and revenue in the Moscow market.

Regional expansion

In 2002, approximately 6.9 million new subscribers were added in the regions outside of Moscow, representing a nearly threefold increase in the Russian mobile telecommunication industry’s regional customer base. As of December 31, 2002, there were approximately 10.8 million subscribers in the regions outside of Moscow, where the penetration rate increased to 8.4% from 3.1% as of December 31, 2001. In 2003, it is expected that the number of subscribers in the regions outside of Moscow will nearly double from approximately 10.8 million as of December 31, 2002 to approximately 19.1 million as of December 31, 2003, with penetration rates expected to reach 13%. Given the current level of penetration, we believe that the Russian mobile telecommunications market outside of the Moscow license area will continue to expand rapidly over the next several years, after which we expect growth to slow as the market becomes saturated.

Our regional growth has exceeded the overall trend. In 2002, we expanded our subscriber base outside of the Moscow license area from approximately 200,300 subscribers as of December 31, 2001 to approximately 1.44 million subscribers as of December 31, 2002, an increase of 619%. We have added approximately 800,000 new subscribers in the first quarter of 2003, including approximately 193,000 new subscribers as a result of VimpelCom-Region’s acquisition of StavTeleSot in January 2003. In connection with our regional expansion efforts, we launched commercial operations in St. Petersburg on April 15, 2003 and we intend to continue the rollout of our regional networks in 2003, including in the cities of Ekaterinburg, Chelyabinsk and Tyumen. In addition, we intend to obtain a GSM license in the Far East, the last remaining region in Russia for which we do not have a wireless license.

Decreasing ARPU

ARPU has declined from US$26.20 in 2001 to US$18.30 in 2002. We expect a continuing decline in ARPU due to increasing competition both in the regions, where we face greater competition due to the presence of both national and local mobile operators, and in the Moscow license area, where we compete primarily with national cellular operators, primarily MTS and Megafon, which may result in lower tariffs. In addition, as we increase the number of subscribers in the regions outside of Moscow, we expect an increasing proportion of mass-market subscribers, who typically generate lower ARPU, as was the case in Moscow.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual amounts may differ from these estimates. The following critical accounting policies require significant judgments, assumptions and estimates and should be read in conjunction with our consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Revenue Recognition

We recognize service revenues when we render services to our subscribers. Revenues from handsets and accessories are recognized in the period in which the handsets and accessories are sold. Revenues on prepaid cards are deferred and recognized when the services are rendered. Our revenues are stated net of value added taxes charged to our subscribers.

Our billing cycles’ cut-off times require us to estimate the amount of service revenue earned but not yet billed at the end of each accounting period. We estimate our unbilled service revenue by reviewing the amounts subsequently billed and estimating the amounts relating to the previous accounting period based on the number of days covered by invoices and other relevant factors. Actual service revenues could be greater or lower than the amounts estimated due to the different usage of airtime in different days. We have analyzed the potential differences and believe that historically they have not been material.

In line with the SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”, we defer telecommunications connection fees. Deferred revenues are subsequently recognized over the estimated average customer lives under tariff plans, which provide for payment of connection fees and which are periodically reassessed by us, and such reassessment may impact our future operating results.

Property and Equipment

We state our property and equipment at historical cost. We depreciate our telecommunications equipment, including equipment acquired under capital leases, using the straight-line method over its estimated useful life of nine and one half years. We depreciate buildings and leasehold improvements using the straight-line method over estimated useful lives of 20 years. Office and measuring equipment, vehicles and furniture are depreciated using the straight-line method over estimated useful lives ranging from five to 10 years. The actual economic lives may be different than our estimated useful lives, thereby resulting in different carrying value of our property and equipment. Changes in technology or changes in our intended use of property and equipment may cause the estimated useful lives or the value of these assets to change. We perform periodic internal studies to confirm the appropriateness of the estimated useful economic lives of our property and equipment. These studies could result in a change in the depreciable lives of our property and equipment and, therefore, our depreciation expense in future periods. In 2002, we changed estimated useful lives of certain items of our equipment (see Note 3 to our consolidated financial statements).

Intangible Assets

We capitalize payments made to third party suppliers to acquire access to and for use of telephone lines. We account for these payments as intangible assets and they are amortized on a straight-line basis over 10 years. Telecommunication licenses are amortized on a straight-line basis until the expiration date of the licenses. Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations. In 2000 and 2001, goodwill was amortized using the straight-line method over the estimated remaining useful life. With the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”, as of January 1, 2002, no amortization was taken on these assets in 2002. Our other intangible assets, principally our non-telecommunication licenses, are amortized on a straight-line basis over their estimated useful lives, generally four to 10 years.

The actual economic lives may be different than our estimated useful lives, thereby resulting in different carrying value of our intangible assets with finite lives. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we continue to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. These evaluations could result in a change in the amortizable lives of our intangible assets with finite lives and, therefore, our amortization expense in future periods. Historically we have had no material changes in estimated useful lives of our intangible assets.

In accordance with SFAS No. 142, we test goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of our business or other factors. Impairment tests require estimates in respect of the identification of reporting units and their fair value. The determination of whether there are impairment indicators requires judgment on our behalf. We use estimated discounted future cash flows to determine the fair value of reporting units. The use of different estimates or assumptions within our discounted cash flow models when determining the fair value of reporting units may result in different value for our goodwill, and any related impairment charge.

Long-Lived Assets

We account for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2000, we determined that certain items of our telecommunications D-AMPS equipment and licenses from the vendors of the equipment were impaired (see Note 10 to our consolidated financial statements). Impairment tests require estimates in respect of the grouping of long-lived assets. The determination of whether there are impairment indicators requires judgment on our behalf. The use of different assumptions in our estimated future cash flows when determining whether the assets are impaired may result in additional impairment charge.

Allowance for Doubtful Accounts

The allowance estimation process requires management to make assumptions based on historical results, future expectations, the economic and competitive environment, and other relevant factors. Allowances for doubtful accounts receivable are maintained based on historical payment patterns, aging of accounts receivable and actual collection history. We maintain allowances for doubtful accounts for estimated losses from our subscribers’ inability to make payments that they owe us. In order to estimate the appropriate level of this allowance, we analyze historical bad debts, current economic trends and changes in our customer payment patterns. If the financial condition of our subscribers were to deteriorate and to impair their ability to make payments to us, additional allowances might be required in future periods. Changes to allowances may be required if the financial condition of our customers improves or deteriorates or if we adjust our credit standards for new customers, thereby resulting in collection patterns that differ from historical experience.

Valuation Allowance for Deferred Tax Assets

We record valuation allowances related to tax effects of deductible temporary differences and loss carry forwards when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences. As of December 31, 2002, our deferred tax asset amounted to US$15.9 million, net of valuation allowance of US$7.5 million. Changes in our assessment of probability of realization of deferred tax assets may impact our effective income tax rate.

Business Combinations

We allocate purchase prices paid for the acquired businesses based on the fair value of acquired assets, including intangible assets, and assumed liabilities. The determination of the fair value of assets and liabilities is based on various factors, including our estimates of the future discounted cash flows. The use of different estimates or assumptions within our discounted cash flow models when determining the fair value of assets and liabilities of the acquired entities may result in different values for these assets and liabilities, goodwill and future depreciation and amortization expense.

Recent Accounting Pronouncements

Business Combinations, Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board, or FASB, issued SFAS’s No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS No. 142. Other intangible assets will continue to be amortized over their useful life. Impairment losses that arise due to the initial application of this standard should be reported as a cumulative effect of a change in accounting principle.

We have adopted SFAS No. 141, “Business Combinations”, which was effective for business combinations consummated after June 30, 2001. We adopted SFAS No. 142, “Goodwill and Other Intangible Assets”, on January 1, 2002, and discontinued amortization of goodwill as of such date. The impact of non-amortization of goodwill on our net income for the year ended December 31, 2002 was an increase of US$1.6 million, or US$0.04 per share of common stock – basic and US$0.04 per share of common stock – diluted, respectively.

We have completed the goodwill impairment testing identified in SFAS No. 142 and identified that there was no impairment of goodwill as of December 31, 2002.

Accounting for Assets Retirement Obligations

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement deals with the costs of closing facilities and removing assets. SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS No. 143 is effective for years beginning after June 15, 2002. The adoption of the provisions of SFAS No. 143 is not expected to have a material impact on our results of operations, financial position or cash flow.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” which required that a liability for an exit cost be recognized upon the entity’s commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 is not expected to have a material impact on our results of operations, financial position or cash flow.

Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123.” SFAS No. 148 amends SFAS No. 123 “Accounting for Stock-Based Compensation” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. SFAS No. 148 also amends APB Opinion No. 28 “Interim Financial Reporting” to require disclosure about those effects in interim financial information. The amendments to SFAS No. 123 introduced in SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. We adopted the disclosure requirements of SFAS No. 148 in the consolidated financial statements for the year ended December 31, 2002.

Accounting for Guarantees

In November 2002, the FASB issued FASB Interpretation, or FIN, No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the provisions of FIN No. 45 did not have a material impact on our results of operations, financial position or cash flow.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities”. FIN No. 46 defines the concept of “variable interests” and requires existing unconsolidated variable interest entities to be consolidated into the financial statements of their primary beneficiaries if the variable interest entities do not effectively disperse risks among the parties involved. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when FIN No. 46 becomes effective, the enterprise must disclose information about those entities in all financial statements issued after January 31, 2003. The interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years, with a cumulative-effect adjustment as of the beginning of the first year restated. The adoption of the provisions of FIN No. 46 is not expected to have a material impact on our results of operations, financial position or cash flow.

Amendment to SFAS 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment to Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities.” It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS No. 149 should be applied prospectively, except as stated further. Provisions related to SFAS No. 133 implementation issues that have been effective for fiscal quarters beginning prior to June 15, 2003, should continue to be applied in accordance with their respective dates. Rules related to forward purchases or sales of when-issued securities or other similar securities should be also applied to existing contracts. The adoption of the provisions of SFAS No. 149 is not expected to have a material impact on our results of operations, financial position or cash flow.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of SFAS No. 150 is not expected to have a material impact on our results of operations, financial position or cash flow.

Related Party Transactions

See the section of this Annual Report on Form 20-F entitled “Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions” for a description of certain transactions that we have entered into with related parties and affiliates.

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation.

ITEM 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

Directors and Senior Management

As of June 27, 2003, the members of our board of directors, management advisory committee, audit commission and other members of our senior management were as follows.

Name	Age	Title

Jo O. Lunder (1)(2)	41	Director, CEO and General Director
Mikhail M. Fridman (3)	38	Director
Arve Johansen (2)	53	Director
Pavel V. Kulikov (3)	26	Director
Alexey M. Reznikovich (3)	34	Director
Alex Sozonoff (4)	64	Director
Terje Thon (2)	57	Director
Henrik E. Torgersen (2)	54	Director
Natalia S. Tsukanova (3)	36	Director
Elena A. Shmatova (1)	44	Acting Chief Financial Officer
Nikolai N. Pryanishnikov (1)	30	First Vice President – Commercial Director
Jere C. Calmes (1)	33	Vice President of Customer Operations and Product Management
Sergei M. Avdeev (1)	53	Vice President of Network Development
Alexei M. Mischenko (1)	54	First Vice President – Regional and Business Development
Christine M. Grzesiak (1)	37	Vice President of Corporate and Legal Affairs, Chief Compliance Officer
Andrey P. Kuznetsov (1)	39	Vice President of Information Technology
Marina V. Novikova (1)	38	Director of Human Resources
Mikhail V. Yakovlev (1)	49	Director of Sales
Olga N. Turischeva (1)	33	Director of Marketing
Valery V. Frontov	52	Vice President of Licensing
Valery P. Goldin	61	Vice President of International Relations
Alexander Gersh	39	Audit Commission Member
Knut Giske (2)	36	Audit Commission Member
Nigel J. Robinson (3)	35	Audit Commission Member

______________

(1)

Member of the management advisory committee

(2)

Telenor nominee.

(3)

Alfa Group nominee.

(4)

Nominated by Telenor and approved by Alfa Group.

Our current CEO and General Director, Jo Lunder, is under contract with our company until the end of June 2003. We have begun the search process for a new CEO and General Director and, as the search process continues, Mr. Lunder has agreed to continue to serve as our company’s CEO and General Director for a period to be mutually agreed upon between our company and Mr. Lunder. Thereafter, Mr. Lunder is expected to continue as a director of our company, serving as Chairman of the Board of Directors.

Under the terms of a shareholders agreement dated as of May 30, 2001 between Telenor and Alfa Group, Telenor and Alfa Group have the right to nominate up to four candidates each for election to our board of directors, for so long as each company beneficially owns at least 25% plus one share of our company’s issued and outstanding capital stock. One of the four candidates nominated by each, however, may not be an employee, officer or director of Telenor, Alfa Group or any of their affiliates, unless Telenor or Alfa Group, as the case may be, beneficially owns more than 44%, but not more than 50%, of our issued and outstanding capital stock. In addition, for so long as Telenor beneficially owns at least 25% plus one share of our company’s issued and outstanding capital stock, it is entitled to nominate one additional director to our board of directors (subject to Alfa Group’s approval if, at that time, Alfa Group beneficially owns at least 25% plus one share of our company’s issued and outstanding capital stock). Such additional director may not be an employee, officer, director and/or other affiliate of Telenor, Alfa Group or any of their affiliates. However, if Alfa Group fails to pay the purchase price for the shares of our subsidiary, VimpelCom-Region, at the closing of the third tranche of equity investments currently scheduled for November 2003, then Alfa Group must cause its nominated directors to resign from our board of directors until Alfa Group’s remaining nominees will be only those persons whom Alfa Group could elect based on cumulative voting at that time, without taking into account any extraordinary rights. Alfa Group recently reported that it owned 25% plus two shares of our voting capital stock and Telenor recently reported that it owned 25% plus 13 shares of our voting capital stock.

Current Directors, Senior Management and Audit Commission Members

Jo O. Lunder has served as Chief Executive Officer of our company since April 2001 and General Director of our company since May 2001. Mr. Lunder has served as a director of our company since May 2002. From September 2000 until April 2001, Mr. Lunder served as our company’s President and Chief Operating Officer. From May 2000 until September 2000, Mr. Lunder served as First Deputy Chief Executive Officer and Chief Operating Officer of our company. From September 1999 until April 2000, Mr. Lunder served as our Chief Operating Officer. From 1993 to August 1999, Mr. Lunder served in various capacities for Telenor and its affiliates, including Chief Operating Officer of Telenor Mobile AS. Mr. Lunder earned a bachelor’s degree from Oslo Business School. Mr. Lunder also received an MBA from Henley Management College in Oxford and completed a Management Training program at IMD in Lausanne, Switzerland.

Mikhail M. Fridman has been a director of our company since July 2001. Mr. Fridman currently serves as Chairman of the board of directors of Alfa Bank and as a member of the boards of directors of Alfa Finance Holdings and OJSC “TNK”. Mr. Fridman is also a Chairman of the Supervisory Board of the Consortium Alfa Group. Since 1989, Mr. Fridman has taken an active part in the formation of Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited, and Medpoint Limited), Alfa-Eco Holdings Limited and ZAO Trade House Perekriostok. In 1988, Mr. Fridman co-founded “Alfa-Foto” cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at “Elektrostal” metallurgical works. Mr. Fridman graduated with honors from the Faculty of Non-ferrous Metals of the Moscow Institute of Steel and Alloys.

Arve Johansen was elected as a director of our company on June 27, 2003. Mr. Johansen currently serves as Chief Executive Officer of Telenor Mobile and Senior Executive Vice President of Telenor, a position that he has held since 2000. Mr. Johansen is also a Member of the board of Telenor Mobil (Norway), DTAC/UCOM (Thailand), DiGi.Com (Malaysia) and several other companies. Mr. Johansen held various positions since joining the Telenor Group in 1989, including Chief Executive Officer and a member of the corporate board of Telia-Telenor Mobile in 1999, Chief Executive Officer of Telenor International AS from 1995 to 1998, Vice President of Norsk Telekom AS from 1993 to 1994 and Vice President of TBK AS (Telenor Business Communications) from 1989 to 1992. From 1985 until 1988, Mr. Johansen served as Vice President of Ericsson (Norway), responsible for the sale and the delivery of large specialized telecommunications systems to customers worldwide. Mr. Johansen received a master’s of science degree in telecommunications from the Norwegian Institute of Technology and completed the Program for Management Development at Harvard Business School.

Pavel V. Kulikov has been a director of our company since May 2002. He has served as the General Director of Eco Telecom Limited since 2000. Mr. Kulikov is also a member of the board of directors of our subsidiary KB Impuls. From 1998 until 2000, Mr. Kulikov served as Deputy General Director of JSC Moscow Black Iron Casting Factory. From 1997 until 1998, Mr. Kulikov served as Deputy General Director of ZAO “MSS-Start,” which is now a wholly-owned subsidiary of our company and a retail dealer for mobile telecommunications companies in the Moscow license area. Mr. Kulikov graduated from Moscow State University and is currently doing postgraduate research at the Moscow State University.

Alexey M. Reznikovich has been a director of our company since May 2002. He has served as the General Director and member of the board of directors of “CafeMax” and “EMAX” since February 2001. From January 1996 to February 2001, Mr. Reznikovich was a partner at McKinsey & Co. Before joining McKinsey & Co., Mr. Reznikovich worked at Procter & Gamble (Italy) and Transworld (USA). Mr. Reznikovich graduated from the Economics Faculty of Moscow State University. Mr. Reznikovich also received an MBA from Georgetown University/INSEAD University in France.

Alex Sozonoff was elected as a director of our company on June 27, 2003. Mr. Sozonoff currently serves on the boards of directors of Advanced Fibre Communications, Stonesoft Corp, and the Sir Peter Ustinov Foundation. Mr. Sozonoff is also a member of several other boards of directors in Europe and North America. Mr. Sozonoff held various positions in Hewlett-Packard for 35 years, retiring in January 2002. He continues to serve as the Senior Advisor to the CEO of Hewlett-Packard. Immediately prior to his retirement, Mr. Sozonoff served as Vice President of Customer Advocacy, responsible for raising Hewlett-Packard’s overall skill in the area of relationship management. In addition, he was responsible for the Total Customer Experience for the Business Customer Organization at Hewlett-Packard. Mr. Sozonoff received a bachelor’s degree in economics from the University of Tennessee and a degree from the Nijenrode University in Breukelen, Netherlands. He graduated from the Wharton Management Program in 1995.

Terje Thon has been a director of our company since January 1999. Mr. Thon currently serves as the Chairman of the board of directors of the Norwegian newspaper Dagbladet AS. Mr. Thon also serves as a member of the boards of directors of Storebrand Bank ASA, Tandberg Data ASA, Comuniq AS, Sait-Stento SA and certain other private companies. From November 1994 until October 2000, Mr. Thon served as Senior Executive Vice President of Telenor AS, with responsibility for Telenor’s international activities. Previously, Mr. Thon served as Deputy Managing Director of Norsk Telekom and Managing Director of TBK AS. Prior to joining Televerket/Telenor, Mr. Thon held senior management positions in the former Norwegian telecommunications group EB AS, which subsequently merged into the ABB group, and the Norwegian companies ASV and NVE. Mr. Thon received a master of science degree from the Norwegian Technical University and completed the Program for Management Development at Harvard Business School.

Henrik Torgersen has been a director of our company since January 1999. Mr. Torgersen currently serves as Executive Vice-President of Telenor, a position that he has held since July 2000. He has also served as President of Telenor East Invest AS and Regional Director of Telenor responsible for operations in Russia and the CIS countries since November 1998. He joined Telenor as a Senior Vice President in August 1998. Prior to joining Telenor, Mr. Torgersen was an Associate Partner in Andersen Consulting (now, Accenture) in the area of electronic commerce. From 1992 to 1998, he worked with Andersen Consulting and was responsible for building and running its Foundation Software Organisation in Northern Europe. Mr. Torgersen has more than 15 years of experience as an executive in the IT industry and worked for eight years with IBM. He holds a Masters Degree in Electrical Engineering/Cybernetics from the Technical University of Norway and has completed a Management Training program at IMD in Lausanne, Switzerland.

Natalia S. Tsukanova was elected as a director of our company on June 27, 2003. Mr. Tsukanova has served as Vice President of J.P. Morgan since 1997, with responsibility for mergers and acquisitions in the area of natural resources. Prior to joining J.P. Morgan, Ms. Tsukanova worked for the State Property Management Committee of the Russian Federation and for Boston Consulting Group in London and Moscow. Ms. Tsukanova holds Ph.D. and M.A. degrees in Economics from Moscow State University and Harvard, and an MBA with honors from INSEAD University in France.

Elena Shmatova has served as Acting CFO of our company since January 2003. She served as Director of Treasury of our company from March 2002 to December 2003 and as Financial Controller of our company from December 1999 to March 2002. Ms. Shmatova is also a member of the boards of directors of KB Impuls and Extel, which are part of our consolidated group of companies. From 1992 to 1999, Ms. Shmatova served as Deputy Finance Director, Finance Director and Vice-President of Finance at the Sprint Communications/GlobalOne Group of companies in Russia. Prior to 1992, Ms. Shmatova served as a Financial Director in “Express Mail Service-Garantpost” and as an economist in the Ministry of Telecommunications of the USSR and the Center of International Accounting of the Ministry of Telecommunications of the USSR. Ms. Shmatova received a bachelor’s degree in economics from the Moscow Telecommunications University.

Nikolai N. Pryanishnikov has served as First Vice President of Commercial Director of our company since October 2000. From May 1999 until October 2000, he held various positions at our company, including Deputy General Director and Head of Moscow Operations. From April 1997 to March 1999, Dr. Pryanishnikov served as Deputy General Director for Commercial Business at MCC. From September 1992 to March 1997, Dr. Pryanishnikov held various positions with the MCC group of companies, including General Director of MSS-Start, Marketing Director, Head of the Marketing Development Department and a commercial representative of MCC. Dr. Pryanishnikov graduated from the Moscow Automobile and Road Building Institute, the All-Russia Financial Institute and received an MBA degree from the Higher Commercial School at the International Management Institute. Dr. Pryanishnikov received a Ph.D. degree from the Higher Commercial School of the Ministry of Foreign Relations and Commerce of the Russian Federation.

Jere C. Calmes has served as Vice President of Customer Operations and Product Management of our company since January 2001. Mr. Calmes is also a member of the boards of directors of Extel, StavTeleSot, Bee Line Samara and Orensot, all of which are part of our consolidated group of companies. From May 1996 until January 2001, Mr. Calmes held various positions within the Network Management Group of Motorola Inc.’s international portfolio of wireless operating companies. These positions included Director of Customer Services and Credit Control for ECMS-MobiNil, a leading GSM operator in Egypt, from July 1998 until January 2001, and Deputy General Director of St. Petersburg Telecom from May 1996 until July 1997. Mr. Calmes has worked in the wireless industry in a number of countries including Russia, the United Kingdom, Lithuania, Jordan, Israel, Pakistan and Egypt. Mr. Calmes received a B.A. in International Relations from Bates College.

Sergei M. Avdeev has served as the Vice President of Network Development of our company since 1998. Mr. Avdeev served as Regional AMPS Project Manager from 1995 to 1996, and as GSM-1800 Project Manger from 1996 to 1998. Currently, Mr. Avdeev also serves as a member of the board of directors of ZAO ICO-R, a satellite telecommunications company, and as General Director of KB Impuls, our subsidiary. Mr. Avdeev received the equivalent of a Ph.D. in Radio Science from, and was a professor at, Moscow’s State Technical University named after Bauman.

Alexei M. Mischenko has served as General Director of VimpelCom-Region since June 2001 and First Vice President – Regional and Business Development of our company since May 2002. Mr. Mischenko is also a member of the boards of directors of KB Impuls and Extel, which are part of our consolidated group of companies. From November 1999 to June 2001, Mr. Mischenko served as General Director of FORA Communications. From January to November 1999, he served as Managing Director of ZAO Lucent Technologies (St. Petersburg branch) and from December 1997 to November 1999 he served as Deputy Managing Director of ZAO Lucent Technologies Russia. Mr. Mischenko earned a degree in microelectronics from the Leningrad Electrotechnical Institute named after V.I. Ulyanov in 1993, and a Ph.D degree in fiber optics components from All-Union Scientific Research Institute of General Techniques Standardization in Moscow in 1989.

Christine M. Grzesiak has served as Vice President of Corporate and Legal Affairs and Chief Compliance Officer of our company since February 2003. Ms. Grzesiak is also a member of the boards of directors of Bee Line Samara, Orensot, Extel, Cellular Company and StavTeleSot, all of which are part of our consolidated group of companies. Prior to joining our company, Ms. Grzesiak served as Country Manager at Nestle Purina PetCare for Nestle Russia from 2000 to 2003 and as Director of Corporate Affairs of Nestle Food LLC from 1997 to 2000. She has also served as Legal Counsel, Resident Vice President for Citibank in Russia. Ms. Grzesiak received an M.A. in international economics and a J.D. from the University of Denver and a B.A. in political economy from the University of the Pacific.

Andrey P. Kuznetsov has served as Vice President of Information Technology of our company since February 2000. From 1996 to 1999, Mr. Kuznetsov served as Chief Technology Officer, Chief Information Officer and Chief Knowledge Officer of East Line Group. He received a degree in applied mathematics from the Moscow Oil and Gas Academy. He also received an MBA from the Russian Academy of Economics.

Marina V. Novikova has served as Director of Human Resources of our company since December 2001. From December 2000 to December 2001, she served as Regional Human Resources Manager for Eastern Europe of AVAYA Communications. From July 1997 to November 2001, Ms. Novikova served as Human Resources Manager of ZAO Lucent Technologies. Ms. Novikova received a degree in linguistics from Moscow Linguistics University.

Mikhail V. Yakovlev has served as Director of Sales of our company since July 1999. From April 1997 to July 1999, he held various positions with our company, including Commercial Director. He has 32 years of experience in the telecommunications industry, including the last nine in the mobile sector. He has previously served as the deputy to the CEO of Communications and Satellite System Center. From 1994 to 1997, he was the CEO of MTK Company. He graduated with a degree from the Moscow Telecommunications Institute.

Olga N. Turischeva has served as Director of Marketing of our company since January 2001. From 1998 to 2000, she served as Marketing Director of Bosch und Siemens Hausgeraete in Moscow. She received a degree in economics from Moscow State University.

Valery V. Frontov has served as Vice President of Licensing of our company since January 1998 and was a member of our board of directors from January 1999 until July 2001. From December 1994 to June 1998, Mr. Frontov served as head of the Radio Frequency Service. In 1994, Mr. Frontov served as an employee in the office of the Moscow City Duma. From 1968 to 1993, Mr. Frontov served in the Russian military, reaching the rank of Colonel. Mr. Frontov received a Candidate of Science degree, which is equivalent to a Ph.D., from the Radio Engineering Department of the Leningrad Military Engineering Academy. Mr. Frontov also received a master’s degree in public management from the Academy of National Economy under the Government of the Russian Federation. Mr. Frontov also received a law degree from the Russian Law Academy.

Valery P. Goldin has served as Vice President of International Relations of our company since August 1996, and served as a member of our board of directors from September 1996 until July 2001. From October 1992 to September 1996, Mr. Goldin served as Assistant to the President of our company, with responsibilities for external economic relations. From 1970 until joining our company in 1992, Mr. Goldin served in various capacities at the Mintz Radio Technical Institute, including as research associate, senior engineer, senior research associate and chief of laboratory where he conducted research in radio physics and wave and particle propagation in different media, as well as computer assisted processing of information. Mr. Goldin graduated from the Moscow Physics and Engineering Institute and received a Candidate of Science degree in Physics and Mathematics from the Kharkov Institute of Physics and Technology.

Alexander Gersh was elected as a member of our audit commission on June 27, 2003. Mr. Gersh is currently the Chief Financial Officer of NextiraOne LLC, a position that he has held since September 2002. Previously, he was the Chief Financial Officer of Transora from 2001 until 2002. From 1998 through 2001, Mr. Gersh was Chief Financial Officer of BT Cellnet, a subsidiary of British Telecommunications Plc, which is one of the largest European cellular service providers and Chief Financial Officer of BT Europe for British Telecommunications Plc. From 1994 through 1997, Mr. Gersh served as Finance Director for Europe, the Middle East and Africa and Chief Financial Officer of St. Petersburg Telecom, a subsidiary of Motorola, Inc. Mr. Gersh is a member of the Institute of Certified Public Accountants. Mr. Gersh graduated with a B.A. from Baruch College (City University of New York).

Knut Giske was elected as a member of our audit commission on June 27, 2003. Mr. Giske currently serves as Vice President of Finance of Telenor Mobile, a position that he has held since 2000. Prior to joining Telenor, Mr. Giske spent nine years with Arthur Andersen & Co, as an auditor, senior auditor and manager. Mr. Giske graduated with a B.A. from the Norwegian School of Management and an MBA in Finance from Northern Illinois University. Mr. Giske is a Certified Public Accountant.

Nigel J. Robinson has been a member of our audit commission since July 2001. Mr. Robinson currently serves as the Director of Corporate Development Finance and Control of Alfa Group, a position that he has held since January 2000 and is responsible for overseeing the financial control and corporate governance structures of Alfa Group’s holding company and its subsidiary structures. Mr. Robinson serves on the Supervisory Board of the Consortium Alfa Group and on the supervisory boards of three of Alfa Group’s major subsidiary structures. Prior to joining Alfa Group, Mr. Robinson spent six years with Price Waterhouse (now PricewaterhouseCoopers) in the firm’s audit and business advisory group: four years in the firm’s Moscow office and two years as a senior manager responsible in the firm’s St. Petersburg office. Mr. Robinson trained and qualified as a Chartered Accountant with Touch Ross, London, U.K., and is a member of the Institute of Chartered Accountants in England and Wales. Mr. Robinson received a diploma in accounting from Norwich City College of Further and Higher Education in the United Kingdom.

B.

Compensation

We paid our directors, senior managers and audit commission members an aggregate of approximately US$4.43 million for services in all capacities provided during 2002. In addition, we disclosed in a Russian annual report, prepared in accordance with Russian law, that we paid our directors and the CEO and General Director of our company approximately US$3.64 million in 2002. This figure includes all compensation paid to the CEO and General Director and the other members of the board of directors, as well as reimbursed expenses for participating in meetings of the board of directors and compensation of relevant associated costs. The Russian annual report was made available to our shareholders in our offices until the date of the annual general meeting of shareholders on June 27, 2003. Except as disclosed above, we do not disclose to shareholders or make public the compensation of our senior management. In addition, except as disclosed in our Russian annual report, disclosure of compensation of our senior management is not required by Russian law.

In light of recent corporate governance legislative reform, our shareholders approved at the annual general meeting of shareholders on June 27, 2003 a new compensation arrangement for directors to reflect their increased responsibilities. Specifically, each independent director will now receive annual compensation of US$50,000. Each director who is not independent will receive annual compensation of US$20,000. All of our directors will be reimbursed for expenses incurred in connection with service as a member of our board of directors. Prior to the approval of this new compensation arrangement, directors who were also employees received US$500 for participating in our board meetings, whether conducted in person, by telephone or by written consent and directors who were not also employees received US$2,500 for participating in board meetings in person and US$500 for participating in board meetings that took place by telephone or written consent.

In addition, directors who are not employees may participate in a phantom stock plan, pursuant to which they each receive up to a maximum of 6,000 phantom ADSs. The number of phantom ADSs to be granted to each director is set by the board of directors. The phantom ADSs, which do not involve actual ADSs or shares of common stock, may be redeemed for cash on the date the director ceases to be a director; provided, however, that directors who are re-elected to the board of directors may redeem such phantom ADSs at any time from the date of his or her re-election to the date he or she is no longer a director. A director, upon redemption of a phantom ADS, will receive, for each phantom ADS, cash in an amount equal to:

•

the amount that the average closing price of one of our ADSs quoted on the NYSE for the three-month period immediately prior to the date of redemption, exceeds

•

the closing price of one of our ADSs quoted on the NYSE on the date preceding the grant date of the phantom ADS; provided, however, that the amount paid to a director upon redemption may not exceed US$10.00 per ADS per year for each one-year term served by the director.

This phantom stock plan for directors replaces the plan that was approved by the shareholders in 1998. As of March 31, 2003, an aggregate of 23,500 phantom ADSs had been granted to our directors under our previous phantom stock plan, of which 23,500 are currently redeemable or are redeemable within 60 days of the date of this Annual Report on Form 20-F.

Our senior managers participate in a separate phantom stock plan, pursuant to which they receive phantom ADSs in an amount determined by our CEO. Our board of directors determines the aggregate amount of phantom ADSs that our CEO may grant to our senior managers in each calendar year. For 2003, the board of directors has authorized our CEO to grant up to 150,000 phantom ADSs to our senior managers. Phantom ADSs granted under the plan for our senior managers have a term of three years. A senior manager, upon redemption of a phantom ADS, will receive, for each phantom ADS, cash in an amount equal to:

•

the amount that the average closing price of one of our ADSs quoted on the NYSE for the three-month period immediately prior to the date of redemption, exceeds

•

the closing price of one of our ADSs quoted on the NYSE on the date preceding the grant date of the phantom ADS; provided, however, that the amount paid to a senior manager upon redemption may not exceed US$10.00 per ADS per year for each one-year term served by the senior manager.

A senior manager may redeem up to 50% of the phantom ADSs granted to him or her on or after the first anniversary of the grant date. The remaining 50% of the phantom ADSs may be redeemed on or after the second anniversary of the grant date. In the event of the termination of employment of a senior manager, any phantom ADSs that have not yet become redeemable will terminate. Our board of directors may also decide to grant phantom ADSs to our CEO under the plan for our senior managers. As of March 31, 2003, an aggregate of 120,000 phantom ADSs had been granted to our senior managers. None are currently redeemable or will become redeemable within 60 days of the date of this Annual Report on Form 20-F. No phantom ADSs have been issued to our CEO and General Director.

Our senior managers and members of our audit commission are eligible to participate in our 2000 stock option plan, which is discussed below in “— E. Share Ownership.”

In light of recent corporate governance legislative reform, our shareholders approved at the annual general meeting of shareholders on June 27, 2003 a new compensation arrangement for audit commission members to reflect their increased responsibilities. Specifically, the chairman of our audit commission will receive annual compensation of US$50,000 and each of the other members of our audit commission will receive annual compensation of US$20,000. All of the members of our audit commission will be reimbursed for expenses incurred in connection with service as a member of our audit commission. Prior to the approval of this new compensation arrangement, the members of the audit commission received annual compensation in the amount of US$3,000 plus US$500 for participating in each audit commission meeting. In addition, the members of our audit commission were reimbursed for expenses incurred in connection with service on our audit commission.

We have entered into indemnification agreements with each of our directors, senior managers and members of our audit commission pursuant to which we have agreed to indemnify each of them for all expenses incurred in connection with claims, suits or proceedings arising out of his or her performance of his or her duties as a director, senior manager or member of our audit commission.

We have obtained insurance on behalf of our senior managers, directors and members of our audit commission for liability arising out of their actions in their capacity as a senior manager, director or member of our audit commission.

We do not have any pension, retirement or similar benefit plans available to our directors, senior managers or audit commission members.

C.

Board Practices

Our board of directors currently consists of nine persons, four of whom were nominated by Alfa Group, four of whom were nominated by Telenor and one of whom was nominated by Telenor and approved by Alfa Group. The members of our current board of directors were elected at the June 27, 2003 annual general meeting of our shareholders and will serve until our next annual general meeting of shareholders in 2004, unless the board in its entirety is terminated prior to the expiration of its term upon a decision of our shareholders. In accordance with Russian law, if a board member submits a resignation, the resignation should be accepted by shareholders at a general meeting in order to be effective.

We have not entered into any service contracts with any of our current directors providing for benefits upon termination of employment.

We have entered an agreement with Augie K. Fabela II, a co-founder of our company, providing for certain benefits upon the occurrence of certain events. Upon Mr. Fabela’s stepping down as Chairman and a member of our board of directors, which was effective on May 15, 2002, we agreed to pay him a retainer of approximately US$200,000 per year to remain available to our company for a period of five years as Chairman Emeritus. In addition, we will provide Mr. Fabela with certain other in-kind benefits, including the use of office space and support staff.

Our management advisory committee, which is chaired by our CEO and General Director, has the authority to implement the decisions of our shareholders and board of directors and to advise the CEO and General Director on the management of our day-to-day activities. The management advisory committee comprises our senior managers, and all decisions of this management advisory committee remain subject to the approval or veto of our CEO and General Director.

Our audit commission is currently comprised of Alexander Gersh, Knut Giske and Nigel Robinson. We are required under Russian law and our charter to maintain an audit commission. Our audit commission assists our company with oversight responsibility and reviews our systems of internal controls and our auditing, accounting and financial reporting processes. Under Russian law and our charter, members of our audit commission may not simultaneously serve as members of our board of directors or hold other offices in our management, such as our CEO or General Director.

Our finance committee is responsible for approving the annual budget and certain financial transactions.

D.

Employees

As of December 31, 2002, we had 2,912 full time and contract employees working for us in various capacities, including 10 in executive and managerial positions, 686 in engineering and construction, 349 in sales and marketing, 264 in administration and other support functions, 211 in finance, 1,023 in subscriber service, 31 in site acquisitions and regional projects and 338 in our products department. We had 3,174 and approximately 1,115 full time and contract employees working for us in various capacities as of December 31, 2001 and 2000, respectively. We have established a profit sharing program for our non-executive and managerial employees. We have not experienced any work stoppages and consider relations with our employees to be good.

E.

Share Ownership

As of March 31, 2003, our directors and senior managers beneficially owned an aggregate of 131,700 shares of our common stock, representing approximately 0.28% of our voting stock. As of March 31, 2003, none of our directors or senior managers beneficially owned more than 1% of any class of our capital stock.

In December 2000, we adopted the VimpelCom 2000 stock option plan. The purpose of the plan is to grant options to our officers, employees, directors and consultants to acquire shares of our company. Options are granted by VC ESOP N.V., an indirect wholly-owned subsidiary of our company. Our stock option plan is administered by a three-person committee, appointed by VC ESOP N.V., that determines to whom options are granted under the plan, the number of options that are granted and the terms and conditions of option grants, including the exercise price per share. The stock option plan authorizes the issuance of options to acquire up to 250,000 of our shares of common stock. As of May 31, 2003, 107,625 options to acquire shares of our common stock were outstanding, of which 79,875 are currently exercisable or are exercisable within 60 days of the date of this Annual Report on Form 20-F.

The exercise prices of the 107,625 options outstanding as of May 31, 2003 ranged from US$23.60 per share (US$17.70 per ADS), to US$42.04 per share (US$31.53 per ADS). The options granted vest at varying rates over two to three year periods and vesting periods for certain employees will be accelerated if certain events specified in the stock option plan occur. The 78,375 currently exercisable options outstanding as of May 31, 2003 are exercisable until dates ranging from December 2001 to December 2004.

If a plan participant ceases to be an employee of our company or any of our affiliates (other than due to death or disability or for cause) or ceases to otherwise be eligible to participate in the plan, the individual will have the right to exercise vested options for the earlier of 45 days after the date of termination of employment and December 22, 2004.

In case of death or permanent disability of a plan participant, his or her beneficiaries will automatically acquire the right to exercise those options that have vested prior to the death or permanent disability for the earlier of 190 days and 90 days in the event of death and permanent disability, respectively, and December 22, 2004.

If a plan participant ceases to be an employee of our company or any of our affiliates for cause, then the right to exercise options will terminate immediately unless waived by the stock option committee discussed above.

ITEM 7.

Major Shareholders and Related Party Transactions

A.

Major Shareholders

The following table sets forth information regarding those shareholders of our company that we know beneficially owned 5% or more of either class of our capital stock as of May 31, 2003. As of May 31, 2003, we had 40,332,201 issued and outstanding shares of common stock and 6,426,600 issued and outstanding shares of preferred stock. None of our major shareholders have different voting rights.

Shareholder	Number of Common Shares	Percent of Common Stock	Number of Preferred Shares	Percent of Voting Stock

Telenor East Invest AS (1)	11,689,713	28.98%	—	25% plus 13 shares
Eco Telecom Limited (2)	5,263,102	13.05%	6,426,600	25% plus two shares

______________

(1)

As reported on Schedule 13D, Amendment No. 16, dated November 26, 2002, filed by Telenor East Invest AS with the Securities and Exchange Commission. Telenor has been granted registration rights with respect to the shares of common stock held by it.

(2)

As reported on Schedule 13D, dated on January 31, 2002, filed by Eco Telecom Limited, part of the Alfa Group of companies, with the Securities and Exchange Commission. Each share of our preferred stock is entitled to one vote. Eco Telecom Limited has been granted registration rights with respect to the shares of common stock held by it.

Significant changes in the percentage ownership held by our major shareholders during the last three years are set forth below in “– B. Related Party Transactions.”

Based on the holdings of our common stock at May 31, 2003, we estimate that approximately 50% of our common stock was held in the United States by The Bank of New York, as depositary on behalf of approximately 5,600 holders of ADSs.

B.

Related Party Transactions

Alfa Group/Telenor Transaction

Overview

On November 5, 2001, Alfa Group, through Eco Telecom Limited, part of the Alfa Group of companies, completed the purchase of 5,150,000 newly-issued shares of our common stock for US$103 million. Pursuant to the terms of the transaction agreements, which were signed on May 30, 2001, we contributed this US$103 million (together with an additional US$15.64 million of our own funds, at the exchange rate as of the date of contribution) as equity to VimpelCom-Region, representing the first of three tranches of equity investments in which VimpelCom-Region will raise up to US$337 million.

In addition to Alfa Group’s purchase of newly-issued shares from our company, on November 5, 2001, Alfa Group also purchased 6,426,600 shares of our preferred stock and 113,102 shares of our common stock, for an aggregate consideration of approximately US$26.9 million, from entities controlled by Dr. Dmitri Zimin, our founder and honorary President. In addition, in order to maintain its percentage ownership interest in our company, Telenor purchased 3,744 shares of our common stock that we were holding as treasury shares for a purchase price of approximately US$74,880 and 1,233,369 shares of our common stock from entities controlled by Dr. Zimin, for approximately US$24.6 million. The foregoing transactions resulted in Alfa Group owning 25% plus two shares of our voting capital stock and Telenor owning 25% plus 13 shares of our voting capital stock.

On December 3, 2001, as contemplated by the agreements signed on May 30, 2001, VimpelCom-Region sold to Alfa Group 1,323 newly-issued shares of Type-A convertible voting preferred stock of VimpelCom-Region for an aggregate purchase price of approximately US$442.40. In addition, on December 3, 2001, we sold to Alfa Group one share of common stock of VimpelCom-Region for a purchase price of 1,196,000 rubles, or approximately US$40,000. These acquisitions resulted in Alfa Group owning 25% plus one share of the outstanding voting capital stock of VimpelCom-Region as of December 3, 2001.

On November 12, 2002, the second tranche of equity investments in VimpelCom-Region was completed when Alfa Group, Telenor and our company each purchased 1,462 newly-issued shares of common stock for a consideration of US$58.48 million each. In addition, the preferred stock beneficially owned by Alfa Group was redistributed among Alfa Group, our company and Telenor so that each party owns the same percentage of the voting capital stock of VimpelCom-Region that each would have owned had the preferred stock not been issued to Alfa Group. Following the completion of the second tranche of equity investments in VimpelCom-Region and the redistribution of the preferred stock, we owned approximately 65% of the outstanding voting capital stock of VimpelCom-Region, while Alfa Group and Telenor each owned approximately 17.5% of the outstanding voting capital stock of VimpelCom-Region. The third and final tranche of equity investments is scheduled to be completed in November 2003 (subject to extension in certain cases), pursuant to which Alfa Group is to invest an additional US$58.52 million as equity in VimpelCom-Region. Following the third tranche of Alfa Group’s equity investment in VimpelCom-Region, Alfa Group will own 29.8% of VimpelCom-Region’s outstanding voting capital stock and we and Telenor will own 55.3% and 14.9%, respectively.

Our shareholders approved at our annual general meeting on May 15, 2002 changes to the original Primary Agreement, dated as of May 30, 2001, by and among our company, VimpelCom-Region, Alfa Group and Telenor, as well as certain other matters relating to the financing of VimpelCom-Region. The amended Primary Agreement and related documentation, effective as of May 15, 2002, provide, among other things, that:

•

We will provide VimpelCom-Region with a combination of secured loans, guarantees of VimpelCom-Region debt and/or leases of equipment and other assets with a total value of up to US$92 million, and each with terms of up to six years, either directly or through a subsidiary. The value of the leases will be the depreciated value of the equipment and other assets determined when entering into the leases. We will also provide VimpelCom-Region with unsecured credits, either directly or through a subsidiary, of up to US$30 million, with terms up to six years.

•

To the extent that external financing is not obtained by February 2005 in an amount necessary to meet VimpelCom-Region’s five-year funding plan, VimpelCom-Region will give each of its shareholders the opportunity to contribute to its capital in the amount of cash necessary to make up the funding shortfall on a pro rata basis. In exchange for such capital contribution, each contributing shareholder will receive newly-issued shares of common stock of VimpelCom-Region. If any shareholder does not exercise its right to make such contribution in full, the other shareholders will have the right to contribute all or a portion of such shareholder’s funding shortfall on a pro rata basis. The shareholders of VimpelCom-Region are required to vote in favor of and take all actions necessary to effect the issuance of shares of common stock in connection with such contributions, on the condition that the aggregate amount of the additional funds raised by VimpelCom-Region (excluding the capital increases in connection with the closings of the second and third tranches in November 2002 and November 2003) will not exceed US$300 million; and

•

VimpelCom-Region’s board of directors was disbanded as part of an effort to create a unified management structure of our company and VimpelCom-Region, as discussed below.

Registration Rights

Alfa Group, Telenor and our company also entered into a registration rights agreement on May 30, 2001, which provides Alfa Group and Telenor with demand and piggyback registration rights with respect to our ADSs and shares of our common stock, but not with respect to any warrants or other securities convertible into or exchangeable for our common stock. Demand and piggyback registration rights may be assigned to permitted transferees and other persons who hold, in the aggregate, at least 25% plus one share of our voting capital stock.

Pursuant to the demand registration right, if we receive a written request from Alfa Group or Telenor to effect a registration of ADSs and/or shares of our common stock under the Securities Act, the anticipated aggregate offering price of which exceeds US$20 million, we will (subject to certain exceptions), as soon as practicable after receipt of the demand, use our best efforts to effect a registration covering these securities. The registration rights agreement also provides that we will not, without the prior written consent of Alfa Group and Telenor, include any of our securities, or the securities of any other person, in any such registration.

Pursuant to the piggyback registration right, if we register any of our securities in connection with an underwritten offering and sale for cash, either for our own account or the account of another one of our shareholders exercising its demand registration right, then we will (subject to certain exceptions) include any ADSs and/or shares of our common stock that Alfa Group and/or Telenor requests to be included in that registration. Any single request made by Alfa Group or Telenor pursuant to its piggyback registration right may not exceed an aggregate of 50% of the ADSs or our common stock that it owns at the time of such request, unless it holds less than 7.5% of our issued and outstanding common stock at such time. The piggyback registration right, however, is conditioned on Alfa Group or Telenor, as the case may be, owning or controlling at least 5% of our issued and outstanding common stock.

In addition, the rights and obligations of Alfa Group and Telenor, respectively, under the registration rights agreement (other than indemnification rights and obligations) will terminate on the date that such shareholder owns less than 5% of our issued and outstanding common stock.

The agreements also contemplate piggyback registration rights related to VimpelCom-Region if VimpelCom-Region proposes to register any of its common stock or ADRs under the Securities Act, with certain exceptions.

Call Option on VimpelCom Preferred Stock

Alfa Group has granted us an option to purchase all of the 6,426,600 shares of our preferred stock that it acquired on November 5, 2001 from Overture Limited, an entity controlled by Dr. Zimin. We are entitled to exercise this call option, through a wholly-owned subsidiary, within 90 days of any failure by Alfa Group (subject to certain exceptions) to pay the purchase price for shares of VimpelCom-Region at the closing of the third tranche of its equity investments in VimpelCom-Region. The aggregate exercise price that we are required to pay in order to exercise this call option is two times the aggregate nominal value of the preferred stock. However, in the event that we exercise this call option, we must assume all of Alfa Group’s rights and obligations, including any payment obligations, under the preferred stock purchase agreement pursuant to which Alfa Group purchased our preferred stock from Overture Limited. In addition, in connection with any such assumption by our company, if Alfa Group has paid Overture Limited all or a portion of the US$25 million owed by Alfa Group to Overture Limited prior to the date of the stock transfer and assumption, we will be required to pay, or cause to be paid to Alfa Group, the amount that it paid to Overture Limited.

Restrictions on VimpelCom and VimpelCom-Region Share Transfers; Right of First Refusal, Drag Along and Co-Sale Rights Related to VimpelCom-Region Shares

In connection with the agreements signed on May 30, 2001, Alfa Group and Telenor agreed to certain transfer restrictions regarding shares of our company and VimpelCom-Region owned by each of them. These restrictions include a prohibition on transfers to direct competitors of our company and VimpelCom-Region.

Pursuant to the terms of a shareholders agreement, dated as of May 30, 2001, among us, Alfa Group, Telenor and VimpelCom-Region, as amended on May 15, 2002, which we refer to in this Annual Report on Form 20-F as the VimpelCom-Region shareholders’ agreement, a VimpelCom-Region shareholder has certain rights and is subject to certain other restrictions on the transfer of its VimpelCom-Region securities, including:

•

a right of first refusal in favor of the other shareholders of VimpelCom-Region;

•

a “drag-along” obligation to sell that shareholder’s VimpelCom-Region securities upon the request of another shareholder of VimpelCom-Region who is selling securities representing more than 50% of VimpelCom-Region’s outstanding voting securities;

•

a co-sale right in favor of the other shareholders of VimpelCom-Region; and

•

certain restrictions on pledging shares.

VimpelCom Board of Directors

Under the terms of a shareholders’ agreement, dated as of May 30, 2001, Telenor and Alfa Group have certain rights to nominate candidates to our board of directors. For a summary discussion of Telenor’s and Alfa Group’s nomination rights, please refer to the section of this Annual Report on Form 20-F entitled “Item 6. – Directors, Senior Management and Employees – A.”.

The Unified Management Structure of VimpelCom-Region and Company

On May 24, 2002, the board of directors of VimpelCom-Region was disbanded in favor of a unified management structure with our company. Under this unified structure, the General Director of VimpelCom-Region, Alexei Mischenko, reports to the CEO and General Director of our company, Jo Lunder. Key issues with respect to the business of VimpelCom-Region are referred to the shareholders of VimpelCom-Region. We have agreed to vote our shares of VimpelCom-Region in accordance with decisions approved by at least 80% of all of the members of our board of directors in accordance with the procedural regulations of our board of directors. Management unification is intended to increase the operational synergies between our company and VimpelCom-Region and accelerate the pace of our national expansion.

Under the terms of the VimpelCom-Region shareholders agreement currently in effect, the General Director of VimpelCom-Region is appointed by a simple majority vote of the shareholders of VimpelCom Region. We own and, after the closing of the third tranche of Alfa Group’s equity investments in VimpelCom-Region, will continue to own, a majority of the voting shares of VimpelCom-Region. Pursuant to the Procedural Regulations of our board of directors, our CEO/General Director has the sole authority to vote our shares with respect to the appointment of the General Director of VimpelCom-Region.

Possible Business Combination Between Our Company and VimpelCom-Region

Under the terms of the VimpelCom-Region shareholders agreement currently in effect, the review of any potential business combination between VimpelCom-Region and our company can be initiated by any shareholder of VimpelCom-Region that owns at least 25% plus one voting share (and, with respect to Alfa Group, so long as Alfa Group has not failed to pay the purchase price for shares of VimpelCom-Region at the closing of the third tranche of equity investments in VimpelCom-Region). Such review may be initiated at any time after the following have occurred:

•

the closing of the third tranche of Alfa Group’s equity investments in VimpelCom-Region; and

•

the number of VimpelCom-Region’s subscribers is equal to or greater than the number of subscribers of our Moscow license area operations.

However, such review cannot be initiated later than November 5, 2007.

In the event of a business combination review initiated pursuant to the VimpelCom-Region shareholders’ agreement, we are required to negotiate in good faith with VimpelCom-Region to determine the structure and terms and conditions of the business combination. However under the terms of the VimpelCom-Region shareholders’ agreement, we are required to consider, as a possible structure, the acquisition by our company of all of the issued and outstanding shares of capital stock of VimpelCom-Region in exchange for newly-issued shares of common stock of our company, or a wholly-owned subsidiary of our company. To consummate any business combination between our company and VimpelCom-Region, we are also required to obtain a fairness opinion from an appraiser selected in accordance with the procedures set forth in the VimpelCom-Region shareholders’ agreement. If:

•

the appraiser determines that certain parameters are satisfied (e.g., the fair market value of the equity of our company, excluding the value of our equity interest in VimpelCom-Region, is equal to the fair market value of the equity of VimpelCom-Region and the structure and terms of the proposed business combination, including the applicable share exchange ratio, are fair to our company and our minority shareholders from a financial point of view);

•

the ratio of the number of subscribers of our Moscow operations to the number of subscribers of VimpelCom Region is between 1:1 and 1:1.2; and

•

we and VimpelCom-Region have negotiated the structure and terms of the business combination,

then we and VimpelCom-Region are required to take the following actions in furtherance of a business combination:

•

subject to relevant fiduciary duties and obtaining shareholder, regulatory and other customary and necessary approvals, we and VimpelCom-Region are required to negotiate in good faith and use all commercially reasonable efforts to take all actions necessary to effect the business combination;

•

subject to the foregoing, we are required to submit to our shareholders for approval both the business combination and the issuance of capital stock by us, or one of our wholly-owned subsidiaries, or such other entity as we, Telenor and Alfa Group determine; and

•

each of Alfa Group, our company and Telenor are required to take all actions within such party’s capacity as a shareholder of VimpelCom-Region to approve and effect the business combination.

Non-Competition Agreement

Subject to certain exceptions, Telenor and Alfa Group have agreed not to, and have agreed not to permit any of their respective controlled affiliates to, engage in wireless mobile telecommunications businesses in Russia or own or control, directly or indirectly, more than 5% of the voting capital stock of any person or company engaged in a wireless mobile telecommunication business in Russia, other than our company, VimpelCom-Region, other of our controlled subsidiaries and investments held prior to May 30, 2001. These restrictions apply to Telenor and Alfa Group so long as they own 25% plus one share of our company’s or VimpelCom-Region’s voting capital stock.

Acquisitions from Telenor

In December 2002, VimpelCom-Region acquired from Telenor and another shareholder 100% of the outstanding shares of Closed Joint Stock Company “Extel”, the largest mobile telecommunications service provider in the Kaliningrad region, for a purchase price of approximately US$25.3 million. VimpelCom-Region acquired 49% of these shares from Telenor. In addition, we agreed to extend a US$10 million credit line to Extel to replace an existing credit line previously guaranteed by Telenor.

In January 2003, VimpelCom-Region acquired from Telenor and Open Joint Stock Company “Stavtelecom imeni Kuzminova” 90% of the outstanding shares of StavTeleSot, the largest mobile telecommunications service provider in the Stavropol region, for a purchase price of approximately US$38.8 million. VimpelCom-Region acquired 49% of the shares from Telenor. In addition, we agreed to extend a credit line to StavTeleSot in the amount of approximately US$9.2 million in order for StavTeleSot to repay a bank loan previously guaranteed by Telenor. We also guaranteed StavTeleSot’s repayment of US$1.4 million of existing debt owed to Telenor.

Service Obligation Agreements

In April 1999, we entered into a service obligation agreement with a subsidiary of Telenor that requires Telenor to provide us with personnel to perform certain functions, to support the implementation of certain projects initiated by us and to train certain of our personnel. This agreement was amended in February 2002. Secondees provided by Telenor to our company currently include our CEO and General Director, Jo Lunder, and a number of other senior employees with substantial technical and industry expertise. In 2002, we paid approximately US$0.8 million to Telenor under these agreements. In the first quarter of 2003, we paid approximately US$0.3 million to Telenor under these agreements. The agreement specifies the rights and obligations of the parties to any intellectual property developed in connection with the agreement and requires that certain payments be made to Telenor for providing the personnel.

In April 2000, we signed a service obligation agreement with AXF Consulting L.L.C., a company controlled by Mr. Fabela, which is now known as FinMark Strategy Partners, L.L.C. Under this agreement, FinMark Strategy Partners, L.L.C. provides advisory and consulting services to us. Our total costs related to the service obligation agreement in consideration for services rendered were approximately US$804,000 in 2000. In May 2001, we signed an amendment to the service obligation agreement providing for the payment of consulting fees from 2001 through 2003 of US$575,000 per year and a one-time bonus of US$500,000 that has been paid, each of which payments are net of Russian taxes.

Agreements with Combellga and Sovintel

As part of our strategy to attract new large corporate subscribers, we have entered into agreements with competitive local exchange carriers Combellga and Sovintel, which together control over 33% of their market. Sovintel is affiliated with Alfa Group. Telenor indirectly owns 100% of Combellga. In 2002, we paid approximately US$1.9 million to Combellga and approximately US$6.0 million to Sovintel under these agreements. In the first quarter of 2003, we paid approximately US$1.3 million to Combellga and approximately US$1.1 million to Sovintel under these agreements.

In addition, in 2003, VimpelCom-Region entered into an agreement with Sovintel for the construction of our network in St. Petersburg.

Deposits at Alfa Bank

We and VimpelCom-Region maintain some of our bank accounts at Alfa Bank, which is part of the Alfa Group of companies. There is a US$25 million limit on the amount of our cash balances held at, and our advances to, Alfa Bank. On March 31, 2003, we had balances at Alfa Bank in an amount equal to US$2.1 million.

Loans to Employees

We have provided loans to some of our employees, including certain of our senior managers, in order for them to make house or apartment purchases. These loans are unsecured and are interest free. As of December 31, 2002, we had approximately US$368,833 of employee loans outstanding. The loans mature on various dates and the last current repayment date for an outstanding loan in September 2008. No additional loans have been made to employees, and no outstanding loans have been amended or extended, since January 1, 2002.

C.

Interests of Experts and Counsel.

Not applicable.

ITEM 8.

Financial Information

A.

Consolidated Statements and Other Financial Information

See “Item 18 – Financial Statements” and the financial statements referred to therein.

B.

Significant Changes

Other than as disclosed below, there have not been any significant changes since the date of the audited financial statements included as part of this Annual Report on Form 20-F.

On May 20, 2003, we issued ruble-denominated bonds through LLC VimpelCom Finance, a consolidated Russian subsidiary of our company, in an aggregate principal amount of 3 billion rubles, or approximately US$97 million at the Central Bank of Russia exchange rate on May 20, 2003. The bonds are guaranteed by VimpelCom-Region. The bonds are due May 16, 2006 and bondholders have a put option exercisable on May 18, 2004 at 100% of nominal value of the bonds. Interest on the bonds is payable semiannually. The annual interest rate for the first two interest payments is 8.8%. The interest rate for subsequent interest payments will be determined by LLC VimpelCom Finance no later than May 7, 2004, which is ten days before the second interest payment is due. The proceeds of the offering will be used for financing or refinancing the business operations of VimpelCom-Region and its consolidated subsidiaries, including repayment of the credit facility discussed below.

In April 2003, VimpelCom-Region received an unsecured ruble-denominated credit facility from Raiffeisenbank of 640 million rubles, of which a total of 585 million rubles, or approximately US$18.9 million at the Central Bank of Russia exchange rate on May 14, 2003, was drawn. VimpelCom-Region repaid the amounts outstanding under this credit facility with the proceeds from the ruble bond issuance. The credit facility bore interest at 14% per annum.

On May 29, 2003, we furnished to the SEC under cover of Form 6-K a press release summarizing our financial and operating results for the quarter ended March 31, 2003.

Item 9.

The Offer and Listing

A.

Offer and Listing Details

Price history

Each of our ADSs represents three-quarters of one share of our common stock. The following table sets forth, for the periods indicated, the reported high and low sales prices for our ADSs on The New York Stock Exchange and our common stock on the Russian Trading System, or RTS. There has been very limited trading of our common stock on the RTS.

	New York Stock Exchange Price Range of our ADSs				Russian Trading System Price Range of our Common Stock

Year Ended December	High		Low		High		Low

1998	US$	59.44	US$	4.31		—		—
1999	US$	45.88	US$	12.19		—		—
2000	US$	53.19	US$	12.06	US$	40.75	US$	22.00
2001	US$	28.60	US$	12.50	US$	19.75	US$	19.75
2002	US$	36.40	US$	20.62	US$	45.05	US$	32.00

	High		Low		High		Low

2001:
First quarter	US$	19.30	US$	12.99		—		—
Second quarter	US$	18.90	US$	12.50	US$	19.75	US$	19.75
Third quarter	US$	19.75	US$	14.05		—		—
Fourth quarter	US$	28.60	US$	15.85		—		—

2002:
First quarter	US$	34.75	US$	25.30	US$	40.00	US$	40.00
Second quarter	US$	32.75	US$	22.26		—		—
Third quarter	US$	27.50	US$	20.62	US$	32.00	US$	32.00
Fourth quarter	US$	36.40	US$	23.65	US$	45.05	US$	45.05

2003:
First quarter	US$	39.85	US$	30.00	US$	47.00	US$	41.70

	New York Stock Exchange Price Range of our ADSs				Russian Trading System Price Range of our Common Stock

2002:	High		Low		High		Low

Month Ended
December	US$	36.40	US$	30.58

2003:
Month Ended
January	US$	37.98	US$	30.00	US$	47.00	US$	41.70
February	US$	37.98	US$	30.87	US$	45.25	US$	45.25
March	US$	39.85	US$	33.85	US$	46.00	US$	46.00
April	US$	41.80	US$	34.75	US$	47.00	US$	47.00
May	US$	46.30	US$	38.98		—		—
June (through June 20)	US$	41.83	US$	46.27		—		—

On June 20, 2003, the closing price per ADS on The New York Stock Exchange was US$44.96.

B.

Plan of Distribution

Not required.

C.

Markets

Our ADSs have been listed and traded since November 15, 1996 on The New York Stock Exchange under the symbol “VIP.” The New York Stock Exchange is the principal trading market for the ADSs. In July 2000, the RTS approved the listing of our common stock. Our common stock began trading on the RTS on July 14, 2000. The convertible bonds have been listed and traded on The New York Stock Exchange under the symbol “VIP 05” since July 25, 2000.

D.

Selling Shareholders

Not required.

E.

Dilution

Not required.

F.

Expenses of the Issue

Not required.

ITEM 10.

Additional Information

A.

Share Capital

Not required.

B.

Memorandum and Articles of Association

We describe below the material provisions of our charter, certain provisions of Russian law relating to our organization and operation, and some of the terms of our capital stock based on provisions of our current charter, applicable Russian law and certain agreements relating to our capital stock. Although we believe that we have summarized the material terms of our charter, Russian legal requirements, and our capital stock, this summary is not complete and is qualified in its entirety by reference to our charter, applicable Russian law and the agreements relating to our capital stock.

Open Joint Stock Company

We were founded as a closed joint stock company in September 1992 and reorganized into an open joint stock company in July 1993. The primary difference between these two types of entities relates to the issuance and transferability of shares. Shares of an open joint stock company are freely transferable and may be offered to the public, while shares of a closed joint stock company are subject to certain transfer restrictions and may not be offered to the public. Our initial charter was registered with the Moscow Registration Chamber and our registration number is 015624. On August 28, 2002, we were entered by the Russian Ministry for Taxes and Excise into the Unified State Register of Legal Entities Registered Prior to July 1, 2002 under state registration number 1027700166636.

As of the date of this Annual Report on Form 20-F, our charter capital is 233,794.005 rubles, consisting of 40,332,201 issued and outstanding shares of common stock, with a nominal value of 0.005 rubles each, and 6,426,600 issued and outstanding shares of preferred stock, with a nominal value of 0.005 rubles each. Shares of our common stock held by our subsidiaries are treated as treasury shares for U.S. GAAP purposes but are not treated as such for purposes of Russian law. None of our shares of common or preferred stock are held in treasury for purposes of Russian law. Our charter authorizes us to issue an additional 49,667,799 shares of common stock, with a nominal value of 0.005 rubles each. As our shares of common stock and preferred stock have equal voting rights, we sometimes refer to them collectively as voting shares. Under Russian law, the total nominal value of all outstanding shares of our preferred stock may not exceed 25% of our charter capital.

Our Goals and Objectives

As set forth in Article 4.1 of our charter, we have the following goals:

•

research, design and manufacture of radioelectronic communication systems and their components;

•

operation and offering of services of national and international wireless telecommunications in Moscow, as well as in various parts of Russia and the Commonwealth of Independent States;

•

establishment of joint-venture companies, telephone companies, and other companies and enterprises for the purpose of establishment and operation of systems of telecommunications in various parts of Russia and the Commonwealth of Independent States; and

•

earning profit.

As set forth in Article 4.2 of our charter, we have the following objectives:

•

research and design in the field of radioelectronic systems, or RES, of communication, informatics, telematics and in the related fields of science and technology;

•

creation of means and systems of communication, including rapid-deploying systems of radiotelephone communication for fixed and mobile subscribers, designs, systems of cable, trunks, fiber-optic, point-to-point, satellite and other types of communication systems, creation of teleports and telecommunication networks;

•

design, engineering and manufacture of the radioelectronic equipment for RES systems;

•

designs in the field of new standards and software and hardware complexes for satellite and ground types of systems of communication;

•

provision of communication services to companies and individuals in Russia and abroad on the basis of commercial use of established communication systems including different types of cellular, cable, trunks, fiber-optic, point-to-point, satellite and other types of communication systems, including international communication systems;

•

provision of consulting and information services, engineering and marketing, investment and innovation activities, leasing, provision of dealer, distributorship, broker and agency representation services;

•

carrying out commercial operations with know-how, scientific and technical products and information, including receipt and distribution of licenses;

•

publishing activities, provision of advertisement and other activities for the purpose of dissemination of information on our activities and our partners in joint projects;

•

organization of personnel training and re-training, conducting seminars, schools of business, organization of courses on the objective of our activities;

•

participation in establishment of new enterprises to assist in achieving our goals in accordance with applicable legislation;

•

carrying out independent foreign economic activity in accordance with applicable legislation of the Russian Federation, in particular, export-import and purchasing agency operations;

•

carrying out leasing activity, including as a leasing company; and

•

carrying out any other activity not prohibited by applicable law.

Common Stock

Except for treasury shares (as defined under Russian law), each fully paid share of common stock entitles its holder to:

•

participate in shareholder meetings;

•

have one vote on all issues voted upon at a shareholder meeting;

•

receive dividends recommended by the board of directors and approved by the shareholders;

•

in the event of our liquidation, receive a pro rata share of our assets remaining after settlement with our creditors and payment of the fixed liquidation value on our preferred stock; and

•

exercise any other rights of a shareholder set forth in our charter and Russian law.

Preferred Stock

Except for treasury shares (as defined under Russian law), each fully paid share of preferred stock entitles its holder to:

•

participate in shareholder meetings;

•

have one vote on all issues voted upon at a shareholder meeting;

•

receive an annual fixed dividend of 0.001 ruble per share of preferred stock to the extent sufficient funds are available;

•

in the event of our liquidation, receive a fixed liquidation value of 0.005 rubles per share of preferred stock; and

•

exercise any other rights of a shareholder set forth in our charter and Russian law.

Additionally, each fully paid share of preferred stock is convertible into one share of common stock at any time after June 30, 2016 at the election of the holder of the preferred stock. Upon conversion, the holder must pay us a conversion premium equal to 100% of the market value of one share of common stock at the time of conversion. As of the date of this Annual Report on Form 20-F, all of the issued and outstanding shares of our preferred stock are owned by Alfa Group. See “Item 7 – Major Shareholders and Related Party Transactions – A. Major Shareholders” and “– Related Party Transactions”.

Shareholder Meetings

The rights of shareholders are set forth in the Russian Federal Law on Joint Stock Companies and in our charter. Shareholders have the right to decide only those issues expressly set forth in the Russian Federal Law on Joint Stock Companies. These issues include:

•

charter amendments;

•

a reorganization and liquidation;

•

the election or removal of members of the board of directors;

•

the determination of the maximum number of shares of common stock and preferred stock, as well as the nominal value and category (type) of, and rights provided by, such shares;

•

an increase or decrease of our charter capital; and

•

certain transactions with interested parties and certain major transactions.

Voting at our shareholder meetings is conducted on the principle of one vote per each share of common or preferred stock. However, the election of the board of directors is conducted by cumulative voting. The holders of common stock and the holders of preferred stock vote together as a single class. Decisions at our shareholder meetings are taken by the affirmative vote of at least a majority of votes present, except as specifically provided in the Russian Federal Law on Joint Stock Companies. For instance, the Russian Federal Law on Joint Stock Companies and our charter require the affirmative vote of at least 75% of the voting shares present at a shareholders meeting to approve certain decisions, including the following:

•

charter amendments;

•

a reorganization or liquidation;

•

the appointment of a liquidation commission;

•

the approval of interim and final liquidation balance sheets;

•

major transactions involving assets in excess of 50% of the balance sheet value of our assets, calculated in accordance with Russian accounting standards;

•

the determination of the maximum number of shares of common stock and preferred stock, as well as the nominal value and category (type) of, and the rights provided by, such shares;

•

the acquisition of our outstanding shares as provided for by Russian law; or

•

any issuance of shares of our common stock or preferred stock or securities convertible into shares of our common stock.

The quorum requirement for our shareholder meetings is met if more than 50% of the voting shares are present. If the 50% quorum requirement is not met, another shareholder meeting will be scheduled and the quorum requirement will be satisfied if at least 30% of the voting shares are present.

Shares of our common stock held by any of our subsidiaries are not considered to be treasury stock under Russian law. We have implemented the following procedures to ensure that shares of our common stock held by our subsidiaries will not dilute the voting rights of existing shareholders and to help us ensure that a quorum is present at shareholder meetings. Any subsidiary that holds shares of our common stock will ensure that the shares will be considered present at shareholder meetings for purposes of calculating a quorum and will vote such shares pro rata in accordance with the votes submitted by all other holders of shares. For example, if X% of shares (other than shares held by our subsidiaries) vote in favor of a decision and Y% vote against it or abstain from voting while being present, shares held by our subsidiaries will be voted X% for and Y% against the decision. If for any reason this mechanism cannot be implemented, then we will ensure that shares owned by our subsidiaries will not be present or voted at any shareholder meeting .

Annual shareholder meetings must be convened by the board of directors between March 1 and June 30 of each year and the agenda must include the following items:

•

the election of members of the board of directors;

•

the election of members of the audit commission;

•

the approval of an independent auditor;

•

the approval of the annual reports;

•

the approval of the annual financial statements including the profit and loss statement; and

•

the distribution of profits and losses.

Any shareholder or group of shareholders owning in the aggregate at least 2% of our voting shares may introduce proposals to the agenda of an annual shareholder meeting and may nominate candidates to the board of directors and the audit commission. Any proposals or nominations, together with certain other information, including information regarding nominees, must be provided to us by January 30 of each year in order to be included on the agenda.

Extraordinary shareholder meetings may be convened by the board of directors, or at the request of the audit commission, independent auditor or any shareholder or group of shareholders owning in the aggregate at least 10% of the voting shares as of the date of the request.

Notice and Participation

All shareholders entitled to participate in a shareholder meeting must be notified of a meeting no less than 30 days prior to the date of the meeting, unless a longer period is required by applicable law. All notices, including notifications on convening a shareholder meeting, must be sent to each person included on the list of persons that have the right to participate in the shareholder meeting, by registered mail or personal delivery against a receipt at the address specified in our shareholder register, or at such other address of which any such person has informed the board of directors in writing. The agenda may not be changed after its distribution to shareholders. The board of directors shall be responsible for taking all measures necessary to convene a shareholder meeting in accordance with applicable law.

Foreign Shareholders

Foreign persons registered as individual entrepreneurs in Russia who, and foreign companies that, acquire shares in a Russian joint stock company must notify the Russian tax authorities within one month following such acquisition if they are already registered with the Russian tax authorities at the time of acquisition. Russian law is unclear as to whether foreign persons and companies that are not registered with the Russian tax authorities at the time of their share acquisitions must register solely for the reason of such acquisitions. Other than these requirements, there are no requirements or restrictions with respect to foreign ownership of our shares.

Dividends and Dividend Rights

Russian law governs the amount of dividends we may distribute to our shareholders. Under the Russian Federal Law on Joint Stock Companies, dividends may only be paid out of our net profits for the current year, calculated in accordance with Russian accounting standards; provided, however, that:

•

our charter capital has been paid in full;

•

the value of our net assets, calculated in accordance with Russian accounting standards, is not less than the sum of, and would not, as a result of payment of the dividends, fall below the sum of:

•

our charter capital;

•

our reserve fund, which is described in greater detail below; and

•

the difference between the liquidation value set forth in our charter and the nominal value of the issued and outstanding shares of our preferred stock;

•

we have repurchased all shares from shareholders who have exercised their right to require us to repurchase their shares, as provided by Russian law; and

•

we are not, and will not become as a result of the payment of dividends, insolvent (as defined under Russian law).

The declaration of dividends, which may be quarterly, semi-annually, every nine months or annually, must be approved by the affirmative vote of holders of at least a majority of our voting shares at a shareholder meeting, based upon the recommendation approved by at least two-thirds of our board of directors. The dividends approved at a shareholder meeting may not be more than the amount recommended by our board of directors. Dividends are not payable on treasury shares (as such term is defined under Russian law).

Each fully paid share of preferred stock entitles its holder to receive an annual fixed dividend of 0.001 ruble per share of preferred stock to the extent there are sufficient funds available. We must pay dividends in full on our preferred stock before making any payments of dividends on our common stock. Dividends on our preferred stock are not cumulative. We may pay dividends on our preferred stock from funds specifically reserved for this purpose.

Share Capital Increase

Pursuant to Russian law, we may increase our charter capital by issuing additional shares, provided that sufficient shares of that class are authorized, or by increasing the nominal value of a class of shares. A decision to effect a charter amendment to increase the number of authorized shares requires the affirmative vote of holders of at least three-quarters of the voting shares present at a shareholder meeting. A decision to increase our charter capital by issuing additional shares or by increasing the nominal value of a class of shares must be approved by the affirmative vote of holders of at least three-quarters of the voting shares present at a shareholder meeting.

The Russian Federal Law on Joint Stock Companies requires that we sell newly-issued shares at market value, except in limited cases in which a specified reduction in price is permitted, for example, in connection with the sale of shares to shareholders exercising preemptive rights. In any event, shares may not be sold for a purchase price less than their nominal value. In the event newly-issued shares are paid for in-kind, the valuation of the in-kind payment must be determined by an independent appraiser.

The FCSM, under the power given to it by the Federal Law on the Securities Market, has issued detailed procedures for the registration and issuance of shares of a joint stock company. These procedures may include:

•

the registration of a decision to issue shares, which may require the production of a prospectus;

•

public disclosure of certain information about the share issuance;

•

the registration and public disclosure of a report on the results of the issuance of the shares, which has been approved by the board of directors.

In addition, the Russian Federal Law on Investor Protection provides that newly-issued shares may not be traded until the report of the results of the issuance of the shares is registered and the shares are fully paid.

Capital Decrease and Share Buy-Backs

Under Russian law, our shareholders that vote against or abstain from voting on certain decisions have the right to sell their shares to us at market value. Our obligation to purchase shares in these circumstances is limited to 10% of our net assets calculated at the time the decision is approved and in accordance with Russian accounting standards. In certain cases, the shares must be immediately canceled and, in other instances, the shares may be held as treasury, but must be re-sold within one year. Decisions that trigger this right to sell shares to us include:

•

a reorganization or liquidation;

•

the approval by shareholders of a “major transaction”, the value of which comprises more than 25% but not more than 50% of our assets (calculated in accordance with Russian accounting standards), in the event that our board of directors was unable to reach a unanimous decision to approve the transaction; and

•

the amendment of our charter in a manner that limits shareholder rights.

Under Russian law, we may not reduce our charter capital if, after the reduction, our charter capital would be less than the minimum charter capital required by applicable law. Any decision to reduce our charter capital, whether by repurchasing and canceling shares or by reducing the nominal value of shares, must be approved by at least a majority of voting shares present at a shareholder meeting. Within 30 days of the approval of such a decision, we must issue a written notice of the decision to our creditors and also publish this decision. Our creditors would then have the right to demand, within 30 days of publication of the decision or receipt of our notice, repayment of all outstanding amounts due to them, as well as compensation for damages.

Our board of directors may authorize the repurchase of shares for cash provided that the aggregate nominal value of shares outstanding after the repurchase is at least 90% of the nominal value of the outstanding shares prior to the repurchase. We must either resell the repurchased shares within one year of their repurchase or our shareholders must decide to cancel them and, thereby, decrease our charter capital.

Under the Russian Federal Law on Joint Stock Companies, we may repurchase our issued shares only if, at the time of repurchase:

•

our charter capital has been paid in full;

•

the value of our net assets, calculated in accordance with Russian accounting standards, is not less than the sum of, and would not, as a result of such repurchase, fall below the sum of:

•

our charter capital;

•

our reserve fund, which is described in greater detail below; and

•

if we are repurchasing shares of our common stock, the difference between the liquidation value of the issued and outstanding shares of our preferred stock set forth in the charter and the nominal value of the issued and outstanding shares of our preferred stock;

•

we have repurchased all shares from shareholders who have exercised their right to require us to repurchase their shares, as provided by Russian law; and

•

we are not, and will not become as a result of the repurchase, insolvent (as defined under Russian law).

Preemptive Rights and Certain Anti-Takeover Protections

The Russian Federal Law on Joint Stock Companies grants existing shareholders a preemptive right to purchase shares or securities convertible into shares that we propose to sell in a public offering. In addition, Russian law provides that shareholders who vote against or do not participate in the voting on the placement of shares or securities convertible into our shares in a closed subscription (private placement) have a pre-emptive right to acquire shares or convertible securities proportionate to their existing holdings of our shares, except if the shares or securities convertible into shares are placed solely among existing shareholders in proportion to their existing holdings.

We have more than 1,000 holders of ADSs and, accordingly, we comply with the provisions of Russian law applicable to companies with more than 1,000 holders of common stock. Under Russian law, any person intending, individually or jointly with such person’s affiliates, to acquire 30% or more of the outstanding shares of common stock, including the number of shares held by such person, of a company with more than 1,000 holders of common stock, is required to notify the company in writing of such intention no earlier than 90 days and no later than 30 days prior to the day of such acquisition. Unless otherwise provided in the charter or a resolution adopted by holders of at least a majority of the voting shares present at a shareholder meeting (excluding the votes of the person who, individually or together with such person’s affiliates, has acquired 30% or more of the issued common stock), then within 30 days of such acquisition, the person acquiring the 30% or more interest must make an offer to buy all of the outstanding shares of common stock and/or securities convertible to shares of common stock. Currently, our charter contains a provision stating that these requirements will not apply.

However, our charter provides that any person who, independently or jointly with its affiliates, acquires our voting shares in one or more transactions and, as a result of such transaction or transactions), owns more than 45% of our issued and outstanding voting shares, must make an offer to buy all of the outstanding shares of our common stock at a price no lower than the weighted average price for the purchase of the shares of our common stock, taking into account the prices of purchases on all exchanges and over-the-counter markets on which the shares of our common stock (or ADSs representing shares of our common stock) are traded, during the six months preceding the date when shares of our common stock were acquired in excess of 45% of our issued and outstanding voting shares. Our charter also sets forth the detailed procedures to be followed when making such an offer.

Shareholders’ Liability

The Russian Civil Code and the Russian Federal Law on Joint Stock Companies generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and only bear the risk of loss of their investment. However, under Russian law, our shareholders may be jointly and severally liable with us for any of our obligations under a transaction if:

•

they have the ability to issue mandatory instructions to us and that ability is provided for by our charter or in a contract between us and them; and

•

we concluded the transaction pursuant to their mandatory instructions.

In addition, our shareholders may have secondary liability for any of our obligations if:

•

we become insolvent or bankrupt due to their actions or their failure to act; and

•

they have the ability to make decisions for us pursuant to their ownership interest, the terms of a contract between us and them, or in any other way.

Board of Directors

Pursuant to our charter, our board of directors consists of nine directors, each of whom shall be elected for a one-year term. The directors in their entirety may be removed at any time and without cause by at least a majority vote of shareholders present at a shareholder meeting.

In accordance with the Russian Federal Law on Joint Stock Companies, the board of directors may decide any issue that does not require a shareholder vote. Pursuant to our charter, meetings of the board of directors require the presence of at least two-thirds of its members, including at least one member nominated by each shareholder owning at least 25% plus one of our voting shares. The charter provides that actions taken by the board of directors require the affirmative vote of at least a majority of its members unless otherwise specified in the charter, the procedural regulations of the board of directors or applicable law. However, the procedural regulations of the board of directors may not reduce the voting requirements specified in the charter or applicable law. The following decisions require the affirmative vote of at least two-thirds of the directors present at a meeting of the board of directors:

•

recommending annual dividends to be paid on our common stock; and

•

approving the procedure for paying annual dividends on our common stock and preferred stock.

The following decisions require the affirmative vote of at least 80% of all members of the board of directors:

•

approving, amending or terminating our internal documents, except for those documents that must be approved by the shareholders at a shareholder meeting;

•

acquiring or selling shareholdings in other enterprises;

•

approving the annual budget and the business plan, which must include the cost of new lines of business, and any amendments thereto;

•

approving any agreements beyond the limits of the approved budget and business plan; and

•

appointing and dismissing the President and Chief Executive Officer.

Under the Russian Federal Law on Joint Stock Companies, a unanimous vote of all members of the board of directors is required to effect the registration of a charter amendment to reflect any increase of the charter capital.

Interested Party Transactions

We are required by Russian law and our charter to obtain the approval of disinterested directors or our shareholders for certain transactions with “interested parties.” Interested parties are defined by Russian law and include, generally, any persons able to issue mandatory instructions to us, members of our board of directors, our President and Chief Executive Officer, and any shareholder that owns (together with any affiliates) at least 20% of our voting shares, if such person or such person’s relatives or affiliates are:

•

a party to, or beneficiary of, a transaction with us, whether directly or as a representative or an intermediary;

•

the owner of at least 20% of the issued and outstanding voting shares of a legal entity that is a party to, or beneficiary of, the transaction with us, whether directly or as a representative or an intermediary; or

•

a member of the board of directors or an officer of a legal entity that is a party to, or beneficiary of, a transaction with us, whether directly or as a representative or an intermediary.

Due to the technical requirements of Russian law, these same parties may also be deemed to be “interested parties” with respect to certain transactions within our group and, therefore, certain transactions between companies within our group required interested party transaction approval.

Because we have more than 1,000 shareholders, the Russian Federal Law on Joint Stock Companies requires that interested party transactions be approved:

•

by at least a majority vote of all directors who are not “interested” in the transaction on these issues, excluding our President and Chief Executive Officer; or

•

by at least a majority vote of shareholders who are not “interested” in the transaction if:

•

the value of the transaction is equal to 2% or more of the book value of our assets (calculated in accordance with Russian accounting standards);

•

the transaction involves the issuance of voting shares or securities convertible into voting shares in an amount exceeding 2% of our voting shares; or

•

all members of the board of directors are not eligible to vote.

Major Transactions

We are required by Russian law and our charter to obtain the unanimous approval of the members of the board of directors (whether or not present at the meeting) of transactions involving property worth more than 25% but not more than 50% of the book value of our assets, calculated in accordance with Russian accounting standards. In the event that we are unable to obtain such unanimous approval, we are required to obtain the approval of holders of at least a majority of voting shares present at a shareholder meeting. For transactions involving property worth more than 50% of the book value of our assets, calculated in accordance with Russian accounting standards, we are required to obtain the approval of holders of at least three-quarters of the voting shares present at a shareholder meeting.

Liquidation Rights

Under Russian law, the liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. Pursuant to our charter, we may be liquidated:

•

by the affirmative vote of holders of at least three-quarters of the voting shares present at a shareholder meeting;

•

by court order; or

•

on other grounds provided by legislation.

Once the decision to liquidate has been taken, the right to manage our affairs passes to a liquidation commission. In the case of a voluntary liquidation, the members of the liquidation commission are appointed by shareholders at a shareholder meeting. In the case of an involuntary liquidation, the members of the liquidation commission are appointed by a court. Creditors may file claims within a period to be determined by the liquidation commission. This period shall be at least two months from the date of publication of a notice by the liquidation commission.

Pursuant to the Russian Civil Code, upon a liquidation, the claims of our creditors will be satisfied in the following order of priority:

•

individuals to whom we owe funds due to harm to health or life;

•

employees;

•

secured creditors;

•

payments to the budget and non-budgetary funds; and

•

other creditors.

In addition, our remaining assets will be distributed among our shareholders in the following order of priority:

•

payments to repurchase all shares from shareholders who have exercised their right to require us to repurchase their shares, as provided by Russian law, including from shareholders that either did not participate in the vote or voted against the liquidation and have elected to have their shares repurchased;

•

payments of accrued but unpaid dividends on the preferred stock and the liquidation value of the preferred stock; and

•

distribution of remaining assets among the holders of common stock on a pro rata basis.

Reserve Fund

Russian law requires that each joint stock company establish a reserve fund, which may only be used to cover the company’s losses, redeem the company’s bonds that have been issued under Russian law and redeem the company’s shares if other funds are not available. Our charter provides for a reserve fund of 15% of our charter capital, to be funded by annual transfers of 5% of our net profits, calculated in accordance with Russian accounting standards, until the reserve fund has reached this amount. As of December 31, 2002, we had a reserve fund of 35,000 rubles, or approximately US$1,130 at the Central Bank exchange rate on December 31, 2002.

Share Registration, Transfers and Settlement

All of our issued shares are registered. Russian law requires each joint stock company to maintain a shareholder register. Ownership of registered shares is evidenced by entries made in the register. In October 1996, we retained the National Registry Company, a licensed independent registrar jointly owned byComputershare Investments (UK) Limited, Computershare Limited, the European Bank for Reconstruction and Development, the International Finance Corporation, Rosbank (a Russian bank) and Oil Investment Company NIKoil (a Russian financial institution), to maintain our shareholder register, Under the Russian Civil Code, a shareholder may transfer his or her rights in registered shares only in the manner and to the extent prescribed by law. All transfers must be in written form. When making entries on the register, the registrar may not require documents beyond what is required by current regulations. Any refusal to register shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, is void and may be disputed as prescribed by law.

C.

Material Contracts

The following summary of our material agreements, which are filed as exhibits to this Annual Report on Form 20-F or incorporated by reference into this Annual Report on Form 20-F, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of these agreements.

Telecommunications Licenses

We hold GSM licenses for the Moscow license area and six large geographical areas: the Central and Central Black Earth license area, the North Caucasus license area, the Northwest license area (which includes the City of St. Petersburg), the Siberian license area, the Ural license area and the Volga license area. In addition to the six large regional GSM licenses, we hold GSM licenses for the following six territories, all of which are within our larger regional license areas: Kaliningrad, within the Northwest region; Samara, within the Volga region; Orenburg, within the Ural region; and Stavropol, the Kabardino-Balkarskoy Republic and the Karachaevo-Cherkessk Republic, all within the North Caucasus region. We hold AMPS/D-AMPS licenses for, among others, Novosibirsk, Orenburg and Samara. The principal terms of our GSM licenses and AMPS licenses, including the license area, issue date, start-of-service requirement, expiration date, line capacity requirement and territorial coverage requirement are discussed in “Item 4 – Information on the Company – Licenses” of this Annual Report on Form 20-F. We also hold GPRS licenses and licenses to provide value added service both in the Moscow license area and in the regions. The GSM and AMPS/D-AMPS licenses discussed above, our GPRS and value added services licenses for the Moscow license area and any amendments to these licenses are listed as Exhibits 4.1 through 4.18.3 to this Annual Report on Form 20-F.

Alcatel Vendor Financing Agreements

Our subsidiary, KB Impuls, has entered into a number of vendor financing agreements with Alcatel for the purchase of GSM- 900/1800 network infrastructure equipment and services. We have guaranteed the payment under all of KB Impuls’s agreements with Alcatel. The principal terms of our agreements with Alcatel are discussed in more detail in this Annual Report on Form 20-F in “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources.” Our agreements with Alcatel and certain amendments to these agreements are listed as Exhibits 4.19 through 4.49 to this Annual Report on Form 20-F.

Sberbank Credit Lines

In December 2002, Sberbank provided VimpelCom-Region with a five year secured credit line of US$70 million. In 2002, VimpelCom-Region drew down US$39.4 million and as of March 31, 2003, VimpelCom-Region had drawn down the full amount of the credit line. The credit line currently bears interest at a rate of 13% per annum, which may change if certain events occur, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. The credit line will be repaid on a quarterly basis commencing in November 2004, with the last repayment scheduled for August 2007. The principal terms of VimpelCom-Region’s Sberbank credit line are discussed in more detail in this Annual Report on Form 20-F in “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources.” The agreement governing VimpelCom-Region’s Sberbank credit line, our guaranty of this credit line and an amendment of our guaranty are listed as Exhibits 4.54 to 4.55.1 to this Annual Report on Form 20-F.

Bayerische/Nordea Credit Line

In January 2003, we entered into a non-revolving credit line agreement with Bayerische Hypo- und Vereinsbank AG and Nordea Bank Sweden AB (publ) with a credit limit of US$35.7 million. The credit line may only be used to finance the acquisition of Ericsson telecommunications equipment. The credit line bears interest at the rate of six-month LIBOR plus 0.7%, which is payable semi-annually. Each of the three tranches under the credit line is repayable in six equal instalments, over a three-year period, which commences approximately four months prior to December 30, 2003, the date when delivery of the equipment that we purchased is completed. The principal terms of our agreement with Bayerische and Nordea are discussed in more detail in this Annual Report on Form 20-F in “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources.” Our agreement with Bayerische and Nordea is listed as Exhibit 4.56 to this Annual Report on Form 20-F.

Loan from J.P. Morgan AG

In April 2002, J.P. Morgan completed an offering of 10.45% Loan Participation Notes due 2005 for the sole purpose of funding a US$250 million loan to our company. The Loan Participation Notes are listed on the Luxembourg Stock Exchange and are without recourse to J.P. Morgan. The loan and the Loan Participation Notes will mature in April 2005. Interest on the loan and the Loan Participation Notes is payable semi-annually at an annual rate of 10.45%. The principal terms of the loan agreement are discussed in more detail in this Annual Report on Form 20-F in “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources”. The loan agreement that we entered into with J.P. Morgan is listed as Exhibit 2.3 to this Annual Report on Form 20-F. The trust deed, dated April 26, 2002, between J.P. Morgan and The Bank of New York, as trustee, which governs the rights of holders of the Loan Participation Notes, is listed as Exhibit 2.4 to this Annual Report on Form 20-F.

Investments by Alfa Group and Telenor

The agreements listed as Exhibit 4.68 through 4.86 to this Annual Report on Form 20-F were entered into in connection with our company’s, Alfa Group’s and Telenor’s transaction related to VimpelCom-Region. A brief summary of this transaction is provided in this Annual Report on Form 20-F in “Item 4 – Information on the Company,” “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources” and “Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions – Alfa Group/Telenor Transaction.” For a further description of the terms of these agreements and the full text of these agreements, see our Reports of Foreign Issuer filed under cover of Form 6-K with the Securities and Exchange Commission on June 14, 2001 and May 21, 2002.

Acquisitions of StavTeleSot and Extel

In December 2002, VimpelCom-Region acquired from Telenor and another shareholder 100% of the outstanding shares of Extel for a purchase price of approximately US$25.3 million. In January 2003, VimpelCom-Region acquired from Telenor and Open Joint Stock Company “Stavtelecom imeni Kuzminova” 90% of the outstanding shares of StavTeleSot for a purchase price of approximately US$38.8 million. For more information about these acquisitions, please see the sections of this Annual Report on Form 20-F entitled “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources” and “Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions – Acquisitions from Telenor.” The Extel and StavTeleSot acquisition agreements are listed as Exhibits 4.87 and 4.88, respectively, to this Annual Report on Form 20-F.

D.

Exchange Controls

The ruble is generally not convertible outside of Russia and the conversion of rubles into foreign currency on the domestic market is subject to Russian currency regulations. Russian currency regulations allow businesses to convert rubles into foreign currency only for certain purposes, such as dividend and interest payments, and require certain regulatory steps to be taken before conversion. Newly adopted rules governing the conversion of rubles into foreign currency add significant uncertainty to the conversion process.

Under current Russian law, foreign investors may transfer abroad income received on investments in Russia, including interest, dividends, and proceeds from the sale of securities, subject to compliance with applicable regulations and payment of all applicable taxes and duties. Most capital transactions with foreign currencies require transaction-specific currency licenses from the Central Bank of Russia. Russian law generally requires a Central Bank license in order to buy or sell ruble-denominated securities in exchange for foreign currency. Specifically, an exchange of ruble-denominated securities for foreign currency between a resident and a nonresident requires a Central Bank license. Consequently, ADS holders not resident in Russia that elect to exchange their ADSs for our common stock may not be able to sell their shares of common stock to a Russian resident in exchange for foreign currency without first obtaining a license. The time and difficulty involved in obtaining a license has substantially limited trade in ruble-denominated securities with settlement in foreign currency between nonresidents and residents. Under Russian law, it is not completely clear whether a license is required for exchanges of ruble-denominated securities for foreign currency between nonresidents. Although the prevailing interpretation of the relevant law is that a license is not required for transactions between nonresidents, in the future the Central Bank could attempt to extend the license requirements. Payments for newly-issued shares made by nonresidents in a foreign currency do not require a license. Consequently, a Russian company is not required to obtain a license in order to sell newly-issued stock to nonresidents for foreign currency.

In order for foreign legal entities to purchase ruble-denominated securities from, and sell ruble-denominated securities to, Russian residents with settlement in rubles, they must first establish a special ruble investment account. Therefore, foreign legal entities holding our ADSs that elect to exchange them for shares of our common stock would have to establish a ruble investment account in order to sell shares of our common stock for rubles. Ruble investment accounts may also be used to receive other ruble deposits in connection with investments in ruble-denominated securities, such as interest or dividends. Subject to payment of all applicable taxes and duties, rubles deposited into ruble investment accounts may be converted into foreign currency and transferred abroad. However, establishing that all applicable taxes and duties have been paid is complicated and difficult and therefore perceived as restricting repatriation and discouraging foreign investors from trading in ruble-denominated securities with Russian residents for settlement in rubles.

There are no limitations imposed by Russian law or our charter with respect to owning, or exercising voting rights of, our common stock or ADSs that are unique to persons not resident in Russia or not citizens or legal entities of Russia.

E.

Taxation

The following discussion generally summarizes certain material United States federal and Russian income and withholding tax consequences to a beneficial owner arising from the ownership and disposition of shares of our common stock or ADSs. The discussion which follows is based on (a) the United States Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, (b) Russian law and (c) the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the “U.S./Russia Double Tax Treaty”), all as in effect on the date hereof, and is subject to any changes (possibly on a retroactive basis) in these or other laws occurring after such date. It is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms.

The discussion which follows is intended as a descriptive summary only and is not intended as tax advice to any particular investor. It is also not a complete analysis or listing of all potential United States federal or Russian income and withholding tax consequences to a prospective holder of ADSs or shares of common stock. Each prospective investor is urged to consult its own tax adviser regarding the specific United States federal, state, and local and Russian tax consequences of the ownership and disposition of the ADSs or shares of common stock.

Russian Tax Considerations

The following is a summary of certain Russian tax considerations regarding the purchase, ownership and disposition of the ADSs and shares of common stock. The summary is general in nature and is based on the laws of the Russian Federation in effect as at the date of this filing. The summary does not seek to address the applicability of any double tax treaty relief. In this regard, however, it is noted that there may be practical difficulties involved in claiming double tax treaty relief. Investors should consult their tax advisors with respect to the consequences of an investment in the ADSs and shares of common stock arising under the legislation of the Russian Federation or any political subdivision thereof. Please see “Item 3 – Key Information – B. Risk Factors – Russia’s unpredictable tax system gives rise to significant uncertainties and risks.” Under no circumstances should the descriptions set forth below be viewed as tax advice.

For the purposes of this filing, a “Non-Resident Holder” means: (i) a physical person, present in the Russian Federation for less than 183 days in a given calendar year or (ii) a legal person or entity not incorporated or otherwise organized in the Russian Federation (with no tax registration in Russia), which holds and disposes of ADSs or common stock other than through a permanent establishment in Russia.

The Russian tax rules applicable to securities, and in particular to the tax treatment of a Non-Resident Holder which holds Russian securities, are characterized by significant uncertainties and by an absence of interpretative guidance. Russian tax law and procedures are not well developed and rules are sometimes interpreted differently by different tax inspectors. In addition, both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in a jurisdiction with more developed capital markets. In this regard, the Russian tax authorities have not provided any guidance regarding the treatment of ADS arrangements.

Taxation of dividends

Dividends paid to a Non-Resident Holder generally will be subject to Russian withholding tax, which will be withheld by us, at a 15% rate for legal entities, and at a 30% rate for individuals. This tax may be reduced under the terms of a double tax treaty between Russia and the country of residence of the Non-Resident Holder. For example, the U.S./Russia Double Tax Treaty provides for reduced rates of withholding on dividends paid to holders that are U.S. Holders (as defined below) that are entitled to U.S./Russia Double Tax Treaty benefits; a 10% rate applies to dividends paid to U.S. Holders that are legal entities owning less than 10% of the entity’s outstanding shares and 5% for U.S. Holders that are legal entities owning 10% or more of the entity’s outstanding shares. See “– Procedure for obtaining double treaty relief.”

Taxation of capital gains

A Non-Resident Holder generally should not be subject to any Russian income or withholding taxes in connection with the sale, exchange or other disposition of ADSs outside Russia, provided that the ADSs are not sold to a Russian resident. Regardless of the residence of the purchaser, from January 1, 2002, a Non-Resident Holder that is a legal entity should not be subject to any Russian income or withholding taxes in connection with the sale, exchange or other disposition of ADSs if our assets consist of 50% or less of immovable property or if the ADSs are sold via foreign exchanges where they are legally circulated.

With the exception of the above, sales or other dispositions of ADSs to Russian residents are, in general, subject to Russian withholding tax. In the event of such a sale by a Non-Resident Holder that is a legal entity, a Russian resident purchaser that is a legal entity will be required to withhold 20% of any gain realized on the sale by the foreign legal entity. The gain will be determined as the difference between the sale price and all expenses relating to the acquisition, holding and alienation of ADSs paid by the Holder for the ADSs, provided that the Non-Resident Holder is able to present documents confirming such expenses. There will be no obligations for a Russian resident purchaser to withhold tax if the purchaser is an individual.

Income received by a Non-Resident Holder who is a physical person from the sale of ADSs to Russian residents is treated as Russian source income which is subject to a 30% rate. The individual must recognize income as the difference between sale proceeds and the actual documented expenses of the acquisition, holding and alienation of ADSs. Where the expenses are not documented and cannot be confirmed, full sale proceeds are subject to tax. The tax must be collected by the Russian agent via a withholding procedure. There will be no obligation for a Russian resident purchaser to withhold tax if the purchaser is an individual.

Generally, capital gains may be subject to tax only in the country of treaty residency of the individual recipient, unless the income is sourced to the other country. U.S. tax resident Holders, for example, are entitled to an exemption from Russian withholding tax on such disposals by virtue of the U.S./Russia Double Tax Treaty. See “– Procedure for obtaining double tax treaty relief”.

Procedure for obtaining double tax treaty relief

The procedure for obtaining double tax treaty relief is simplified under new legislative provisions. In order to take advantage of a double tax treaty, it is sufficient to provide the Russian tax agent (e.g., our company in the case of a payment of dividends) with confirmation of residency in a state with which Russia has concluded the relevant treaty. The confirmation of the Non-Resident Holder’s residency may be issued in the form of a letter from the competent authority of the Non-Resident Holder’s country, containing the tax identification number of the resident (if any), the period covered by the letter and the date of issuance. The letter should be duly signed and stamped. A U.S. Holder may obtain the appropriate certification by mailing completed forms, together with the Holder’s name, social security number, tax return form number and the tax period for which certification is required, to: IRS-Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, Pennsylvania 19114-0447. The procedures for obtaining certification are described in greater detail in Internal Revenue Service Publication 686. As obtaining the required certification from the Internal Revenue Service may take at least six to eight weeks, U.S. Holders should apply for such certification as soon as possible.

If tax treaty clearance is not obtained and tax is withheld by a Russian resident on capital gains or other amounts, a Non-Resident Holder may apply for a tax refund by filing a package of documents with the Russian local tax inspectorate to which the withholding tax was remitted within 3 years from the withholding date for Non-Resident Holders which are legal entities, and within 1 year from the withholding date for individual Non-Resident Holders. The package should include the appropriate form (1012DT for non-dividend income and 1011 DT for dividend income), confirmations of residence of the foreign Holder, a copy of the agreement or other documents substantiating the payment of income and documents confirming the transfer of tax to the budget. Under the provisions of the Tax Code, the refund of the tax should be effected within one month after the submission of the documents. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

United States Federal Income Tax Considerations

This summary of United States federal income and withholding tax consequences applies only to a U.S. Holder of ADSs or shares of common stock that is a resident of the United States for purposes of the U.S./Russia Double Tax Treaty and is fully eligible for benefits thereunder.

As used herein, the term “U.S. Holder” means a beneficial owner of common stock that is not a resident of the Russian Federation for Russian tax purposes and is: (i) a citizen or resident of the United States for United States federal income tax purposes; (ii) a corporation or partnership created or organized in or under the laws of the United States or a political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Internal Revenue Code (U.S. persons), have authority to control all substantial decisions of the trust, or a trust in existence on August 20, 1996, which was treated as a U.S. person under the law in effect immediately before that date which made a valid election to continue to be treated as a U.S. person under the Internal Revenue Code. The U.S./Russia Double Tax Treaty benefits discussed herein generally are not available to U.S. Holders who hold ADSs or shares of common stock in connection with the conduct of business in the Russian Federation through a permanent establishment or the performance of personal services in the Russian Federation through a fixed base. This summary does not discuss the treatment of such holders.

Since the United States federal income and withholding tax treatment of a U.S. Holder may vary depending upon particular situations, certain U.S. Holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, U.S. Holders subject to the alternative minimum tax, U.S. Holders who are broker-dealers in securities, U.S. Holders that have a “functional currency” other than the U.S. dollar, U.S. Holders that received common stock as compensation for services, and U.S. Holders that own, directly, indirectly or by attribution, 10% or more of the outstanding shares of common stock) may be subject to special rules not discussed below. In addition, this summary is generally limited to U.S. Holders who will hold ADSs or shares of common stock as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code and not as part of a “hedging transaction,” “straddle” or “conversion transaction” within the meaning of Sections 1221, 1092 and 1258 of the Internal Revenue Code and the regulations thereunder. The discussion below also does not address the effect of any United States state or local tax law or foreign tax law on a potential investor in the ADSs or shares of common stock.

For purposes of applying United States federal income and withholding tax law, a U.S. Holder of an ADR representing ADSs will be treated as the owner of the underlying shares of common stock represented thereby.

Taxation of dividends on ADSs or shares of common stock

Subject to the discussion under the heading “– United States Federal Income Tax Considerations – Passive Foreign Investment Company,” the gross amount of any dividend received by a U.S. Holder (determined without deduction for any Russian withholding taxes) with respect to ADSs or shares of common stock generally will be subject to taxation as foreign source dividend income to the extent such distributions are made from the current or accumulated earnings and profits of our company, as determined for U.S. federal income tax purposes. A dividend will be included in income when received by the U.S. Holder in the case of shares of common stock or by the Depositary in the case of ADSs. A U.S. corporate holder will not be allowed a deduction for dividends received in respect of distributions on ADSs or shares of common stock. A distribution, if any, in excess of such current and accumulated earnings and profits first will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the ADSs or common stock, and thereafter as a capital gain. The portion of any distribution to a U.S. Holder treated as a non-taxable return of capital will reduce such holder’s tax basis in such ADSs or common stock.

If a dividend is paid in Russian rubles, the amount included in gross income by a U.S. Holder will be the U.S. dollar value, on the date of receipt by the U.S. Holder (or by the Depositary, in the case of ADSs), of the Russian ruble amount distributed, regardless of whether the payment is actually converted into U.S. dollars. Any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend is included in the income of the U.S. Holder to the date the Russian rubles are converted into U.S. dollars generally will be treated as ordinary income or loss from U.S. sources. A U.S. Holder may be required to recognize foreign currency gain or loss on the receipt of a refund of Russian withholding tax pursuant to the U.S./Russia Double Tax Treaty to the extent the U.S. dollar value of the refund on the date of the receipt of the refund differs from the U.S. dollar value of that amount on the date of receipt of the underlying dividend.

Russian withholding tax at the 10% rate provided under the U.S./Russia Double Tax Treaty will be treated as a foreign income tax. Subject to generally applicable limitations, foreign income taxes may be credited against a U.S. Holder’s U.S. federal income tax liability or, at the election of the U.S. Holder, may be deducted in computing taxable income. If Russian tax is withheld at a rate in excess of the 10% rate provided for in the U.S./Russia Double Tax Treaty, a U.S. Holder generally will not be entitled to credit the excess amount withheld, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain.

Distributions of additional ADSs or shares of common stock to a U.S. Holder with respect to its ADSs or shares of common stock that are made as part of a pro rata distribution to all holders of ADSs and shares of common stock generally will not be subject to United States federal income tax.

Taxation on sale or exchange of ADSs or shares of common stock

Subject to the discussion under the heading “– United States Federal Income Tax Considerations – Passive foreign investment company,” the sale of ADSs or shares of common stock generally will result in the recognition of U.S.-source gain or loss in an amount equal to the difference between the amount realized on the sale and the U.S. Holder’s adjusted basis in such ADSs or shares of common stock. If a U.S. holder disposes of ADSs or shares of common stock for foreign currency, the amount realized will generally be the U.S. dollar value of the payment received, determined using the spot rate on the settlement date for the sale. Gain or loss upon the sale of ADSs or shares of common stock will be capital gain or loss and will be long-term capital gain or loss if the ADSs or shares of common stock have been held for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder with respect to ADSs or shares of common stock will be subject to tax at a rate not in excess of 15%. However, special rules may apply to a redemption of common stock which may result in the proceeds of the redemption being treated as a dividend. Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. If a U.S. Holder receives a currency other than the U.S. dollar (e.g., Russian rubles) upon a sale or exchange of ADSs or common stock, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such currency will be U.S. source ordinary income or loss. However, if such currency is converted into U.S. dollars on the date received by the U.S. Holder, the U.S. Holder generally should not be required to recognize any additional gain or loss on such conversion.

In general, under the present U.S./Russia Double Tax Treaty, gain recognized by a U.S. Holder from such a sale would not be subject to Russian income tax, provided that certain administrative formalities required under Russian law are met. See “– Russian Income and Withholding Tax Considerations – Taxation of Capital Gains.” If Russian income tax is withheld on the sale of ADSs or shares of common stock, a U.S. Holder may not be entitled to a tax credit for the amount withheld, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain.

Passive foreign investment company

In general. The foregoing discussion assumes that we are not currently, and will not in the future, be classified as a passive foreign investment company (a “PFIC”) within the meaning of the Internal Revenue Code. Generally, if during any taxable year of a non-U.S. corporation, 75% or more of such non-U.S. corporation’s gross income consists of certain kinds of “passive” income, or if 50% or more of the average value (or if the non-U.S. corporation so elects, the average adjusted basis) during a taxable year of such non-U.S. corporation’s assets are “passive assets” (generally assets that generate passive income), such non-U.S. corporation will be classified as a PFIC for such year.

Based on our current and projected income, assets and activities, we do not believe that we will be classified as a PFIC for our current or any succeeding taxable year. However, because PFIC status is a factual matter that must be determined annually, there are no assurances in this regard.

Consequences of PFIC classification. If we were classified as a PFIC for any taxable year in which a U.S. Holder is a holder of common stock, such holder would be subject to special rules, generally resulting in increased tax liability in respect of gain realized on the sale or other disposition of common stock or upon the receipt of certain distributions on common stock. For example, gain recognized on disposition of PFIC stock or the receipt of an “excess distribution” from a PFIC is: (1) treated as if it were ordinary income earned ratably on each day in the taxpayer’s holding period for the stock at the highest marginal rate in effect during the period in which it was deemed earned and (2) subject to an interest charge as if the resulting tax had actually been due in such earlier year or years. An “excess distribution” is the amount of any distribution received by a U.S. Holder during the taxable year that exceeds 125% of the immediately preceding three year average of distributions received from the corporation, subject to certain adjustments.

A disposition is defined to include, subject to certain exceptions, any transaction or event that constitutes an actual or deemed transfer of property for any purpose under the Internal Revenue Code, including a sale, exchange, gift, transfer at death, and the pledging of PFIC stock to secure a loan. The foregoing rules will continue to apply with respect to a U.S. Holder who held the common stock while we met the definition of a PFIC even if we cease to meet the definition of a PFIC. You are urged to consult your own tax advisors regarding the consequences of an investment in a PFIC.

QEF Election. A U.S. Holder of a PFIC who makes a Qualified Electing Fund election (a “QEF Election”) will be taxable currently on its pro rata share of the PFIC’s ordinary earnings and net capital gain, unless it makes a further election to defer payments of tax on amounts included in income for which no distribution has been received, subject to an interest charge. Special adjustments are provided to prevent inappropriate double taxation of amounts so included in a U.S. Holder’s income upon a subsequent distribution or disposition of the stock.

For a U.S. Holder to qualify for treatment under the QEF election, we would be required to provide certain information to the U.S. Holder. Although we have not definitively decided whether we would provide such information, we do not currently intend to do so.

Mark to market election. A U.S. Holder of “marketable stock” under the PFIC rules may be able to avoid the imposition of the special tax and interest charge by making a “mark-to-market election.” Generally, pursuant to this election, a U.S. Holder would include in ordinary income, for each taxable year during which such stock is held, an amount equal to the increase in value of the stock, which increase will be determined by reference to the value of such stock at the end of the current taxable year as compared with its value as of the end of the prior taxable year. A U.S. Holder desiring to make the mark-to-market election should consult its tax advisor with respect to the application and effect of making such election.

United States information reporting and backup withholding

Distributions made on ADSs or shares of common stock and proceeds from the sale of common stock or ADSs that are paid within the United States or through certain U.S.-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to a “backup” withholding tax unless, in general, the U.S. Holder complies with certain procedures or is a corporation or other person exempt from such withholding. A holder that is not a U.S. person generally is not subject to information reporting or backup withholding tax, but may be required to comply with applicable certification procedures to establish that he is not a U.S. person in order to avoid the application of such information reporting requirements or backup withholding tax to payments received within the United States or through certain U.S.-related financial intermediaries.

F.

Dividends and Paying Agents

Not required.

G.

Statement by Experts

Not required.

H.

Documents on Display

We file reports and other information with the Securities and Exchange Commission, or SEC. Any documents that we file with the SEC may be read and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. We file our annual reports on Form 20-F and our quarterly results and other current reports on Form 6-K.

I.

Subsidiary Information

Not required.

ITEM 11.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations. In accordance with our policy, we do not enter into any treasury management transactions of a speculative nature.

The ruble is generally non-convertible outside Russia, so our ability to hedge against further devaluation by converting to other currencies is limited. Further, our ability to convert rubles into other currencies in Russia is subject to rules that restrict the purposes for which conversion and payments of foreign currencies are allowed. To the extent it is permitted under Russian regulations, we keep our cash and cash equivalents in interest bearing accounts, in U.S. dollars and Euros, in order to manage against the risk of ruble devaluation. We maintain bank accounts denominated in Russian rubles, U.S. dollars and Euros. Although we attempt to match revenue and cost in terms of their respective currencies, we may experience economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations. Under Russian profit tax rules, maintaining cash balances denominated in any foreign currency creates taxable translation gains.

Given that much of our capital expenditures and operating costs are indexed to, or denominated in, U.S. dollars, including service costs, employee compensation expenses and interest expenses, we have taken specific steps to minimize our exposure to fluctuations in the ruble. Although Russian currency control regulations require us to collect virtually all of our revenues in rubles, we price and invoice in U.S. dollars and index our invoices and collections to the applicable U.S. dollar exchange rates. The average period of bank transfer from our customers’ bank accounts to our bank accounts is one business day. Our average daily cash receipts exceed the ruble equivalent of US$3.2 million. This amount represents an exposure to changes in the exchange rate of the ruble in respect of money in transit. In addition we have ruble exposure from our VAT recoverable balance which is denominated in rubles and may depreciate over time.

Most of our equipment financing obligations are denominated in Euros, which exposes us to risks associated with the changes in Euro exchange rates. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. In May 2002, we entered into a forward agreement with Citibank providing for the purchase, in November 2002, of €5.0 million at a rate of €0.897 per U.S. dollar. In August 2002, our subsidiary KB Impuls entered into a forward agreement with Citibank providing for the purchase of €89.9 million in U.S. dollars at a rate of €0.9599 per U.S. dollar in several installments during the period from January 2003 to January 2006. We have entered into the above-mentioned agreements to hedge our foreign currency risk associated with our equipment financing obligations denominated in Euros. In accordance with the agreement dated August 2002, KBI made a prepayment to Citibank in the amount of US$8.0 million. As of December 31, 2002, the fair value of the forward agreement between KBI and Citibank was US$6.2 million.

The following table summarizes information on our financial instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations. Fair value at December 31, 2002 approximates total value.

	Years Ended December 31,

	2003	2004	2005	2006	2007	Thereafter	At Dec. 31, 2002	At Dec. 31, 2001

	(U.S. dollars in millions)
Assets
Cash and cash equivalents
Russian rubles	40.2	—	—	—	—	—	40.2	21.7
Euros and other currencies	40.7	—	—	—	—	—	40.7	11.9

Liabilities
Euro-denominated long-term debt, including current portion
Variable rate (EURIBOR plus 2.9%-5.0%)	65.2	44.1	24.0	—	—	—	133.3	74.4
Fixed rate (10.0%)	3.5	3.5	2.4	0.2	—	—	9.6	—
Ruble-denominated long-term debt, including current portion
Fixed rate (16%-26%)	2.5	—	—	—	—	—	2.5	—
Bank of Russia: US$/Ruble exchange rate	31.7844
Bank of Russia: Euro/US$ cross rate	1.0417
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 0.9599 per U.S. dollar	36.6	33.0	16.4	0.3

Our vendor financing agreements with Alcatel, Ericsson and General DataCom bear interest at rates ranging from EURIBOR plus 2.9% to EURIBOR plus 5.0% and LIBOR plus 2.0% to LIBOR plus 5.0%. As of December 31, 2002, approximately US$197.4 million (including US$133.3 million denominated in Euros) of our outstanding indebtedness bore interest at variable rates, compared with US$124.5 million (including US$74.4 million denominated in Euros) as of December 31, 2001.

The interest rate under the Sberbank credit lines for both our company and VimpelCom-Region may change upon the occurrence of certain events. This potential change in the interest rate is not directly linked to the change in market interest rates. The following table provides information about the maturity of our debt obligations with an indication of which obligations are potentially subject to changes in interest rates.

	Years Ended December 31,

	2003	2004	2005	2006	2007	Thereafter	At Dec. 31 2002 Total	At Dec. 31 2001 Total

Vendor financing, US dollar-denominated (in millions)	5.9	1.0	1.7	—	—	—	8.6	—
Fixed rate	7.5% - 12.5%	10.0%	10.0%	—	—	—

Vendor financing, Euro-denominated (in millions)	3.5	3.5	2.4	0.2			9.6	—
Fixed rate	10.0%	10.0%	10.0%	10.0%

Senior convertible notes, US dollar-denominated (in millions)	—	—	85.9	—	—	—	85.9	81.0
Fixed rate	—	—	12.52%	—	—	—		—

Bank loans
VimpelCom loan from J.P. Morgan, US dollar-denominated (in millions)	—	—	250.0	—	—	—	250.0	—
Fixed rate	—	—	10.45%	—	—	—

VimpelCom loan from Sberbank, US dollar-denominated (in millions)	33.4	16.7	—	—	—	—	50.1	66.8
Fixed rate, subject to change by Sberbank	11.5%	11.5%	—	—	—	—

VimpelCom-Region loan from Sberbank, US dollar-denominated (in millions)	—	2.0	7.9	16.5	13.0	—	39.4	—
Fixed rate, subject to change by Sberbank	—	13.0%	13.0%	13.0%	13.0%	—

Other loans, ruble-denominated (in millions of US dollars based on the Central Bank exchange rate of US$/Ruble 31.7844	2.5	—	—	—	—	—	2.5	—
Fixed rate	16% - 26%	—	—	—	—	—

Other loans, US dollar-denominated (in millions)	1.9	—	—	—	—	—	1.9	—
Fixed rate	14% - 15%	—	—	—	—	—

Our cash and cash equivalents are not subject to any material interest rate risk.

ITEM 12.

Description of Securities other than Equity Securities

Not required.

PART II

ITEM 13.

Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.

Controls and Procedures

Within 90 days prior to the filing of this Annual Report on Form 20-F, an evaluation was carried out under the supervision and with the participation of our management, including our CEO and General Director and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures. Based upon and as of the date of the evaluation, our CEO and General Director and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and General Director and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. These disclosure controls and procedures include our establishment of a Disclosure Review Committee, which operates in close coordination with our Internal Audit Department to review the preparation of our Exchange Act reports and to provide an additional check on our disclosure controls and procedures.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date our CEO and General Director and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16A.

Audit Committee Financial Expert

Not required.

ITEM 16B.

Code of Ethics

Not required.

ITEM 16C.

Principal Accountant Fees and Services

Not required.

PART III

ITEM 17.

Financial Statements

We have responded to Item 18 in lieu of this Item.

ITEM 18.

Financial Statements

INDEX TO FINANCIAL STATEMENTS
OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

ITEM 19.

Exhibits

List of Exhibits.

Exhibit No.	Description

1	Charter of VimpelCom.+^^^

2.1	Deposit Agreement, dated November 20, 1996, by and among VimpelCom, The Bank of New York, as the depositary, and all owners or beneficial owners of ADRs.*

2.2	Form of Indenture, by and among VimpelCom B.V., VimpelCom, and The Bank of New York, as trustee, governing VimpelCom B.V.’s 5.5% Convertible Notes due 2005.***

2.3	Loan Agreement, dated April 23, 2002, by and between VimpelCom and J.P. Morgan AG.^^^

2.4	Trust Deed, dated April 26, 2002, by and between J.P. Morgan AG and The Bank of New York.^^^

4.1	License No. 10005 for the territory of the Moscow License Area.+†

4.1.1	Addendum No. 1 to License No. 10005 for the territory of the Moscow License Area.+††

4.1.2	Addendum No. 2 to License No. 10005 for the territory of the Moscow License Area.+†††

4.1.3	Addendum No. 3 to License No. 10005 for the territory of the Moscow License Area.+#

4.1.4	Addendum No. 4 to License No. 10005 for the territory of the Moscow License Area.+#

4.1.5	Addendum No. 5 to License No. 10005 for the territory of the Moscow License Area.+^^^

4.2	License No. 14707 for the territory of the Central and Central Black Earth License Area.+†††

4.2.1	Amendment No. 1 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+†††

4.2.2	Amendment No. 2 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+#

4.2.3	Amendment No. 3 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+#

4.2.4	Amendment No. 4 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+#

4.2.5	Amendment No. 5 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+##

4.2.6	Amendment No. 6 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+^^^

4.3	License No. 14708 for the territory of the Volga License Area.+†††

4.3.1	Amendment No. 1 to License No. 14708 for the territory of the Volga License Area.+†††

4.3.2	Amendment No. 2 to License No. 14708 for the territory of the Volga License Area.+#

4.3.3	Amendment No. 3 to License No. 14708 for the territory of the Volga License Area.+#

4.3.4	Amendment No. 4 to License No. 14708 for the territory of the Volga License Area.+#

4.3.5	Amendment No. 5 to License No. 14708 for the territory of the Volga License Area.+##

4.3.6	Amendment No. 6 to License No. 14708 for the territory of the Volga License Area.+^^^

4.4	License No. 14709 for the territory of the North Caucasus License Area.+†††

4.4.1	Amendment No. 1 to License No. 14709 for the territory of the North Caucasus License Area.+†††

4.4.2	Amendment No. 2 to License No. 14709 for the territory of the North Caucasus License Area.+#

4.4.3	Amendment No. 3 to License No. 14709 for the territory of the North Caucasus License Area.+#

4.4.4	Amendment No. 4 to License No. 14709 for the territory of the North Caucasus License Area.+#

4.4.5	Amendment No. 5 to License No. 14709 for the territory of the North Caucasus License Area.+##

4.4.6	Amendment No. 6 to License No. 14709 for the territory of the North Caucasus License Area.+##

4.4.7	Amendment No. 7 to License No. 14709 for the territory of the North Caucasus License Area.+^^^

4.4.8	Amendment No. 8 to License No. 14709 for the territory of the North Caucasus License Area.+^^^

4.4.9	Amendment No. 9 to License No. 14709 for the territory of the North Caucasus License Area.+^^^

4.5	License No. 14710 for the territory of the Siberian License Area.+†††

4.5.1	Amendment No. 1 to License No. 14710 for the territory of the Siberian License Area.+†††

4.5.2	Amendment No. 2 to License No. 14710 for the territory of the Siberian License Area.+#

4.5.3	Amendment No. 3 to License No. 14710 for the territory of the Siberian License Area.+#

4.5.4	Amendment No. 4 to License No. 14710 for the territory of the Siberian License Area.+#

4.5.5	Amendment No. 5 to License No. 14710 for the territory of the Siberian License Area.+##

4.5.6	Amendment No. 6 to License No. 14710 for the territory of the Siberian License Area.+^^^

4.6	License No. 23706 for the territory of the Northwest License Area.+^^^

4.6.1	Amendment No. 1 to License No. 23706 for the territory of the Northwest License Area.+^^^

4.7	License No. 24303 for the territory of the Ural License Area.+^^^

4.7.1	Amendment No. 1 to License No. 24303 for the territory of the Ural License Area.+^^^

4.8	License No. 15130 for the territory of the Orenburg License Area.+^^^

4.8.1	Amendment No. 1 to License No. 15130 for the territory of the Orenburg License Area.+^^^

4.8.2	Amendment No. 2 to License No. 15130 for the territory of the Orenburg License Area.+^^^

4.8.3	Amendment No. 3 to License No. 15130 for the territory of the Orenburg License Area.+^^^

4.8.4	Amendment No. 4 to License No. 15130 for the territory of the Orenburg License Area.+^^^

4.8.5	Amendment No. 5 to License No. 15130 for the territory of the Orenburg License Area.+^^^

4.9	License No. 5331 for the territory of the Kaliningrad License Area.+^^^

4.9.1	Amendment No. 1 to License No. 5331 for the territory of the Kaliningrad License Area.+^^^

4.9.2	Amendment No. 2 to License No. 5331 for the territory of the Kaliningrad License Area.+^^^

4.9.3	Amendment No. 3 to License No. 5331 for the territory of the Kaliningrad License Area.+^^^

4.9.4	Amendment No. 4 to License No. 5331 for the territory of the Kaliningrad License Area.+^^^

4.10	License No. 6038 for the territory of the Stavropol License Area.+^^^

4.10.1	Amendment No. 1 to License No. 6038 for the territory of the Stavropol License Area.+^^^

4.10.2	Amendment No. 2 to License No. 6038 for the territory of the Stavropol License Area.+^^^

4.10.3	Amendment No. 3 to License No. 6038 for the territory of the Stavropol License Area.+^^^

4.10.4	Amendment No. 4 to License No. 6038 for the territory of the Stavropol License Area.+^^^

4.10.5	Amendment No. 5 to License No. 6038 for the territory of the Stavropol License Area.+^^^

4.10.6	Amendment No. 6 to License No. 6038 for the territory of the Stavropol License Area.+^^^

4.10.7	Amendment No. 7 to License No. 6038 for the territory of the Stavropol License Area.+^^^

4.11	License No. 14481 for the territory of the Kabardino-Balkarskaya Republic License Area.+^^^

4.12	License No. 15001 for the territory of the Karachaevo-Cherkesskaya Republic License Area.+^^^

4.13	License No. 21719 for the territory of the Samara License Area.+^^^

4.14	License No. 3953 for the territory of the Samara License Area.+*

4.14.1	Amendment No. 1 to License No. 3953 for the territory of the Samara License Area.+#

4.14.2	Amendment No. 2 to License No. 3953 for the territory of the Samara License Area.+##

4.15	License No. 4879 for the territory of the Orenburg License Area.+^^^

4.15.1	Amendment No. 1 to License No. 4879 for the territory of the Orenburg License Area.+^^^

4.15.2	Amendment No. 2 to License No. 4879 for the territory of the Orenburg License Area.+^^^

4.15.3	Amendment No. 3 to License No. 4879 for the territory of the Orenburg License Area.+^^^

4.16	License No. 5860 for the territory of the Novosibirsk License Area.+^^^

4.16.1	Amendment No. 1 to License No. 5860 for the territory of the Novosibirsk License Area.+^^^

4.17	License No. 17938 for the provision of data communication services for the territory of the Moscow License Area.+^^^

4.17.1	Addendum No. 1 to License No. 17938 for the provision of data communication services for the territory of the Moscow License Area.+^^^

4.17.2	Addendum No. 2 to License No. 17938 for the provision of data communication services for the territory of the Moscow License Area.+^^^

4.17.3	Addendum No. 3 to License No. 17938 for the provision of data communication services for the territory of the Moscow License Area.+^^^

4.18	License No. 17951 for the provision of telematic services for the territory of the Moscow License Area.+^^^

4.18.1	Addendum No. 1 to License No. 17951 for the provision of telematic services for the territory of the Moscow License Area.+^^^

4.18.2	Addendum No. 2 to License No. 17951 for the provision of telematic services for the territory of the Moscow License Area.+^^^

4.18.3	Addendum No. 3 to License No. 17951 for the provision of telematic services for the territory of the Moscow License Area.+^^^

4.19	Frame Contract for Supply and Installation and Associated Services for DCS-1800 Radiotelephone Communication Equipment, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.*

4.19.1

First Amendment, dated September 17, 1996, to Frame Contract for Supply and Installation and Associated Services for DCS-1800 Radiotelephone Communication Equipment, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.**

4.19.2

Second Amendment, dated November 8, 1996, to Frame Contract for Supply and Installation and Associated Services for DCS-1800 Radiotelephone Communication Equipment, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.**

4.19.3

Third Amendment, dated June 30, 1998, to Frame Contract for Supply and Installation and Associated Services for DCS-1800 Radiotelephone Communication Equipment, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.††

4.19.4

Fourth Amendment, dated December 29, 1998, to Frame Contract for Supply and Installation and Associated Services for DCS-1800 Radiotelephone Communication Equipment, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.††

4.19.5

Fifth Amendment, dated October 21, 1999, to Frame Contract for Supply and Installation and Associated Services for DCS-1800 Radiotelephone Communication Equipment, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.†††

4.19.6

Sixth Amendment, dated December 8, 1999, to Frame Contract for Supply and Installation and Associated Services for DCS-1800 Radiotelephone Communication Equipment, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.†††

4.19.7

Seventh Amendment, dated December 1, 2000, to Frame Contract for Supply and Installation and Associated Services for DCS-1800 Radiotelephone Communication Equipment, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.#

4.20	Deferred Payment Agreement, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.*

4.20.1	First Amendment, dated September 17, 1996, to Deferred Payment Agreement dated, May 25, 1996, by and between Alcatel SEL AG and KB Impuls.**

4.20.2	Second Amendment, dated November 8, 1996, to Deferred Payment Agreement, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.**

4.20.3	Third Amendment, dated April 24, 1998, to Deferred Payment Agreement, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.††

4.20.4	Fourth Amendment, dated December 8, 1999, to Deferred Payment Agreement, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.†††

4.20.5	Fifth Amendment, dated May 19, 2000, to Deferred Payment Agreement, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.†††

4.20.6	Sixth Amendment, dated May 19, 2000, to Deferred Payment Agreement, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.†††

4.21	Deed of Guarantee, dated May 25, 1996, given by Sota-100, KB Impuls-TV and VimpelCom in favor of Alcatel SEL AG.*

4.21.1	First Amendment, dated December 8, 1999, to Deed of Guarantee, dated May 25, 1996, given by Sota-100, KB Impuls-TV and VimpelCom in favor of Alcatel SEL AG.†††

4.21.2	Second Amendment, dated May 19, 2000, to Deed of Guarantee, dated May 25, 1996, given by Sota-100, KB Impuls-TV and VimpelCom in favor of Alcatel SEL AG.†††

4.22	Frame Contract No. II for the Supply of Switching, Radio and Other Telecommunication Equipment, dated May 19, 2000, by and between Alcatel SEL AG and KB Impuls.†††

4.23	Indent 5 Deferred Payment Agreement, dated August 23, 2000, by and between Alcatel SEL AG and KB Impuls.#

4.24	Deed of Guarantee, Indent 5 Deferred Payment Agreement, dated August 23, 2000, given by VimpelCom in favor of Alcatel SEL AG.#

4.25	Indent 6 Deferred Payment Agreement, dated September 7, 2000, by and between Alcatel SEL AG and KB Impuls.#

4.25.1	First Amendment, dated January 10, 2001, to Indent 6 Deferred Payment Agreement, dated September 7, 2000, by and between Alcatel SEL AG and KB Impuls.#

4.26	Deed of Guarantee, Indent 6 Deferred Payment Agreement, dated September 7, 2000, given by VimpelCom in favor of Alcatel SEL AG.#

4.27	Indent 8 Deferred Payment Agreement, dated February 15, 2001, by and between Alcatel SEL AG and KB Impuls.#

4.28	Deed of Guarantee, Indent 8 Deferred Payment Agreement, dated February 15, 2001, given by VimpelCom in favor of Alcatel SEL AG.#

4.29	Indent 9 Deferred Payment Agreement, dated May 9, 2001, by and between Alcatel SEL AG and KB Impuls.##

4.30	Deed of Guarantee, Indent 9 Deferred Payment Agreement, dated May 9, 2001, given by VimpelCom in favor of Alcatel SEL AG.##

4.31	Indent 10 Deferred Payment Agreement, dated June 22, 2001, by and between Alcatel SEL AG and KB Impuls.##

4.31.1	First Amendment, dated October 29, 2001, to Indent 10 Deferred Payment Agreement, dated June 22, 2001, by and between Alcatel SEL AG and KB Impuls.##

4.32	Deed of Guarantee, Indent 10 Deferred Payment Agreement, dated June 22, 2001, given by VimpelCom in favor of Alcatel SEL AG.##

4.33	Indent 13 Deferred Payment Agreement, dated November 5, 2001, by and between Alcatel SEL AG and KB Impuls.##

4.34	Deed of Guarantee, Indent 13 Deferred Payment Agreement, dated November 5, 2001, given by VimpelCom in favor of Alcatel SEL AG.##

4.35	Indent 14 Deferred Payment Agreement, dated November 12, 2001, by and between Alcatel SEL AG and KB Impuls.##

4.36	Deed of Guarantee, Indent 14 Deferred Payment Agreement, dated November 12, 2001, given by VimpelCom in favor of Alcatel SEL AG.##

4.37	Indent 15 Deferred Payment Agreement, dated December 21, 2001, by and between Alcatel SEL AG and KB Impuls.##

4.38	Deed of Guarantee, Indent 15 Deferred Payment Agreement, December 21, 2001, given by VimpelCom in favor of Alcatel SEL AG.##

4.39	Indent 16 Deferred Payment Agreement, dated December 21, 2001, by and between Alcatel SEL AG and KB Impuls.##

4.40	Deed of Guarantee, Indent 16 Deferred Payment Agreement, dated December 21, 2001, given by VimpelCom in favor of Alcatel SEL AG.##

4.41	Indent 17 Deferred Payment Agreement, dated March 27, 2002, by and between Alcatel SEL AG and KB Impuls.^^^

4.42	Deed of Guarantee, Indent 17 Deferred Payment Agreement, dated March 27, 2002, given by VimpelCom in favor of Alcatel SEL AG.^^^

4.43	Indent 18 Deferred Payment Agreement, dated April 17, 2002, by and between Alcatel SEL AG and KB Impuls.^^^

4.43.1	First Amendment, dated May 28, 2002, to Indent 18 Deferred Payment Agreement, dated April 17, 2002, by and between Alcatel SEL AG and KB Impuls.^^^

4.44	Deed of Guarantee, Indent 18 Deferred Payment Agreement, dated April 17, 2002, given by VimpelCom in favor of Alcatel SEL AG.^^^

4.45	Indent 19 Deferred Payment Agreement, dated July 11, 2002, by and between Alcatel SEL AG and KB Impuls.^^^

4.46	Deed of Guarantee, Indent 19 Deferred Payment Agreement, dated July 11, 2002, given by VimpelCom in favor of Alcatel SEL AG.^^^

4.47	Indent 20 Deferred Payment Agreement, dated August 27, 2002, by and between Alcatel SEL AG and KB Impuls.^^^

4.48	Deed of Guarantee, Indent 20 Deferred Payment Agreement, dated August 27, 2002, given by VimpelCom in favor of Alcatel SEL AG.^^^

4.49	Amendment to Deferred Payment Agreements, dated February 15, 2002, by and between Alcatel SEL AG and KB Impuls.^^^

4.50	Form of Indemnification Agreement.^^^

4.51	General Agreement No. 1605, dated May 16, 1997, by and between KB Impuls and VimpelCom, as restated on September 1, 1998.+††

4.52	Service Obligation Agreement, dated April 1, 1999, by and between Telenor Russia AS and VimpelCom.***

4.52.1	Amendment No. 1, dated February 21, 2002, to Service Obligation Agreement, dated April 1, 1998, by and between Telenor AS and VimpelCom.##

4.53	Non-Revolving Credit Facility Agreement No. 9063, dated April 28, 2000, by and between Sberegatelny Bank of the Russian Federation and VimpelCom.+†††

4.53.1	Amendment Agreement No. 1, dated July 20, 2000, to Non-Revolving Credit Facility Agreement No. 9063, dated April 28, 2000, by and between VimpelCom and Sberegatelny Bank of the Russian Federation.+#

4.53.2	Amendment Agreement No. 2, dated April 6, 2001, to Non-Revolving Credit Facility Agreement No. 9063 dated, April 28, 2000, by and between VimpelCom and Sberegatelny Bank of the Russian Federation.+#

4.53.3	Amendment Agreement No. 3, dated May 29, 2001, to Non-Revolving Credit Facility Agreement No. 9063, dated April 28, 2000, by and between VimpelCom and Sberegatelny Bank of the Russian Federation.+#

4.53.4

Amendment Agreement No. 4, dated September 28, 2001, to Non-Revolving Credit Facility Agreement No. 9063, dated April 28, 2000, by and between VimpelCom and Sberegatelny Bank of the Russian Federation.+##

4.53.5

Amendment Agreement No. 5, dated November 30, 2001, to Non-Revolving Credit Facility Agreement No. 9063, dated April 28, 2000, by and between VimpelCom and Sberegatelny Bank of the Russian Federation.+##

4.53.6

Amendment Agreement No. 6, dated August 6, 2002, to Non-Revolving Credit Facility Agreement No. 9063, dated April 28, 2000, by and between VimpelCom and Sberegatelny Bank of the Russian Federation.+^^^

4.54	Non-Revolving Credit Facility Agreement No. 9152, dated December 17, 2002, by and between VimpelCom-Region and Sberegatelny Bank of the Russian Federation.+^^^

4.55	Guarantee Agreement No. P-9152, dated December 20, 2002, by and between VimpelCom and Sberegatelny Bank of the Russian Federation.+^^^

4.55.1	Amendment Agreement No. 1, dated March 17, 2003, to Guarantee Agreement No. P-9152, dated December 20, 2002, by and between VimpelCom and Sberegatelny Bank of the Russian Federation.+^^^

4.56	Credit Agreement, dated January 15, 2003, by and among VimpelCom, Bayerische Hypo- und Vereinsbank AG and Nordea Bank Sweden AB (publ).^^^

4.57

Form of Guarantee Agreement by and between VimpelCom and The Bank of New York, as guarantee trustee, regarding VimpelCom’s guarantee of VimpelCom B.V.’s payment and exchange obligations under the indenture.***

4.58	Form of Agreement Regarding Irrevocable Proxy by and between VimpelCom, VimpelCom (BVI) Ltd. and VimpelCom Finance B.V.***

4.59	Form of Loan Agreement by and between VimpelCom B.V. and VimpelCom.***

4.60	Form of Put Option Agreement by and between VimpelCom B.V. and Limited Liability Company VC Option.***

4.61	Form of Keep Well Agreement by and between VimpelCom and VimpelCom B.V. regarding net spread of 1/8th of 1% on amounts loaned to VimpelCom or its designees.***

4.62	Form of Call Option Agreement by and between VimpelCom B.V. and VC Limited.***

4.63	Form of Loan Agreement by and between VimpelCom B.V. and VC Limited.***

4.64	Form of ADS Pledge Agreement by and between VimpelCom B.V. and VC Limited.***

4.65	Form of Hedging Agreement by and between VimpelCom B.V. and VC Limited.***

4.66	Form of Call Option Agreement by and between VimpelCom (BVI) Ltd. and VimpelCom Finance B.V.***

4.67	Form of Call Option Agreement by and between VimpelCom Finance B.V. and VimpelCom.***

4.68	Primary Agreement, dated as of May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.^

4.69	Registration Rights Agreement, dated as of May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.^

4.70	Primary Agreement, dated as of May 30, 2001, by and among VimpelCom-Region, Eco Telecom Limited, Telenor East Invest AS and VimpelCom.^

4.71	Amendment No. 1 to Primary Agreement, dated May 15, 2002, to Primary Agreement, dated as of May 30, 2001, by and among VimpelCom-Region, Eco Telecom Limited, Telenor East Invest AS and VimpelCom.^^

4.72	Shareholders Agreement, dated as of May 30, 2001, by and among VimpelCom-Region, Eco Telecom Limited, Telenor East Invest AS and VimpelCom.^

4.73

Amendment No. 1 to Shareholders Agreement, dated as of May 15, 2002, to Shareholders Agreement, dated May 30, 2001, by and among VimpelCom-Region, Eco Telecom Limited, Telenor East Invest AS and VimpelCom.^^

4.74	Registration Rights Agreement, dated as of May 30, 2001, by and among VimpelCom-Region, Eco Telecom Limited, Telenor East Invest AS and Vimpel-Com.^

4.75

Amendment No. 1 to Registration Rights Agreement, dated May 15, 2002, to Registration Rights Agreement, dated as of May 30, 2001, by and among VimpelCom-Region, Eco Telecom Limited, Telenor East Invest AS and VimpelCom.^^

4.76	Guarantee Agreement, dated as of May 30, 2001, by and among Telenor ASA, as guarantor, and VimpelCom, VimpelCom-Region and Eco Telecom Limited, as beneficiaries.###

4.77

Guarantee Agreement, dated as of May 30, 2001, by and among CTF Holdings Limited, as limited guarantor, Eco Holdings Limited, as general guarantor, and VimpelCom, VimpelCom-Region and Telenor East Invest AS, as beneficiaries.^

4.78	Undertaking Letter, dated May 30, 2001, by and between Telenor East Invest AS and VimpelCom.^

4.79	Undertaking Letter, dated May 30, 2001, by and between Eco Telecom Limited and VimpelCom.^

4.80	Preferred Stock Undertaking Letter, dated May 30, 2001, by and among VimpelCom, Telenor East Invest AS, Eco Telecom Limited, Dr. Dmitri B. Zimin and Overture Limited.^

4.81	Additional Agreement No. 1, dated May 30, 2001, to License Agreement No. TM 18-2001 BKP dated January 24, 2001, by and between VimpelCom and VimpelCom-Region.^

4.82	Additional Agreement No. 1, dated May 30, 2001, to License Agreement No. TM 19-2001 BKP dated January 24, 2001, by and between VimpelCom and VimpelCom-Region.^

4.83	License Agreement No. TM 25-2001, dated May 30, 2001, by and between VimpelCom and VimpelCom-Region.^

4.84	License Agreement No. TM 26-2001, dated May 30, 2001, by and between VimpelCom and VimpelCom-Region.^

4.85	License Agreement No. TM 27-2001, dated May 30, 2001, by and between VimpelCom and VimpelCom-Region.^

4.86	License Agreement No. TM 28-2001, dated May 30, 2001, by and between VimpelCom and VimpelCom-Region.^

4.87	Share Purchase Agreement, dated December 15, 2002, by and between Telenor Mobile Communications AS and VimpelCom-Region, related to the acquisition of Closed Joint Stock Company “Extel”.^^^

4.88	Share Purchase Agreement, dated December 15, 2002, by and between Telenor Mobile Communications AS and VimpelCom-Region, related to the acquisition of Open Joint Stock Company “StavTeleSot”.^^^

8.	List of Subsidiaries.^^^

12.1	Certification of CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.^^^

12.2	Certification of CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.^^^

12.3	Consent of Ernst & Young (CIS) Limited.^^^

______________

*	Incorporated by reference to the Registration Statement on Form F-1 (Registration No. 333-5694) of Open Joint Stock Company “Vimpel-Communications.”

**	Incorporated by reference to the Registration Statement on Form F-1 (Registration No. 333-6826) of Open Joint Stock Company “Vimpel-Communications.”

***	Incorporated by reference to the Registration Statement on Form F-3 (Registration No. 333-12210) of Open Joint Stock Company “Vimpel-Communications.”

†	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1997.

††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1998.

†††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1999.

#	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2000

##	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2001

###	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” filed with the Securities and Exchange Commission on May 9, 2001.

^	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” filed with the Securities and Exchange Commission on June 14, 2001

^^	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” filed with the Securities and Exchange Commission on May 21, 2002.

^^^	Filed herewith.

+	English translation

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
By:	/s/ Jo Olav Lunder

Name:	Jo Olav Lunder
Title:	CEO and General Director

Date: June 27, 2003

CERTIFICATION PURSUANT TO
SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Jo O. Lunder, Chief Executive Officer and General Director of Open Joint Stock Company “Vimpel-Communications” (the “Company”), certify that:

1.

I have reviewed this Annual Report on Form 20-F of the Company

2.

Based on my knowledge, this Annual Report on Form 20-F does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report on Form 20-F;

3.

Based on my knowledge, the financial statements, and other financial information included in this Annual Report on Form 20-F, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report on Form 20-F;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report on Form 20-F is being prepared;

(b)

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report on Form 20-F (the “Evaluation Date”); and

(c)

presented in this Annual Report on Form 20-F our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this Annual Report on Form 20-F whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ Jo O. Lunder

Name:	Jo O. Lunder
Title:	Chief Executive Officer and General Director
Dated:	June 27, 2003

CERTIFICATION PURSUANT TO
SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Elena Shmatova, Acting Chief Financial Officer of Open Joint Stock Company “Vimpel-Communications” (the “Company”), certify that:

1.

I have reviewed this Annual Report on Form 20-F of the Company

2.

Based on my knowledge, this Annual Report on Form 20-F does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report on Form 20-F;

3.

Based on my knowledge, the financial statements, and other financial information included in this Annual Report on Form 20-F, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report on Form 20-F;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report on Form 20-F is being prepared;

(b)

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report on Form 20-F (the “Evaluation Date”); and

(c)

presented in this Annual Report on Form 20-F our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this Annual Report on Form 20-F whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ Elena Shmatova

Name:	Elena Shmatova
Title:	Acting Chief Financial Officer
Dated:	June 27, 2003

INDEX TO FINANCIAL STATEMENTS
OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Open Joint Stock Company “Vimpel-Communications”

We have audited the accompanying consolidated balance sheets of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of VimpelCom’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Open Joint Stock Company “Vimpel-Communications” at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young (CIS) Limited
Moscow, Russia
March 14, 2003

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
CONSOLIDATED BALANCE SHEETS

	December 31,

	2002		2001

	(In thousands of US dollars, except share amounts)
ASSETS
Current assets:
Cash and cash equivalents (Note 5)	US$	263,657	US$	144,172
Short-term investments		—		920
Trade accounts receivable, net of allowance for doubtful accounts of US$12,916 in 2002 and US$8,598 in 2001 (Note 19)		75,399		49,678
Inventory		15,209		10,505
Deferred income taxes (Note 18)		15,742		8,940
Other current assets (Note 6)		118,358		49,772

Total current assets		488,365		263,987
Property and equipment, net (Note 8)		957,602		535,405
Telecommunications licenses, net (Note 9)		88,385		20,046
Other intangible assets, net (Note 9)		55,730		50,880
Due from related parties (Note 20)		2,083		951
Unamortized debt issue costs (Note 13)		8,075		4,789
Other assets (Note 11)		92,504		49,748

Total assets	US$	1,692,744	US$	925,806

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	US$	80,241	US$	42,680
Due to related parties (Note 20)		4,114		883
Accrued liabilities		49,492		13,035
Deferred revenue		2,016		1,874
Customer deposits and advances		106,655		63,019
Capital lease obligation (Note 15)		3,868		4,208
Bank loans, current portion (Note 12)		37,780		17,852
Equipment financing obligations, current portion (Note 14)		134,617		68,290

Total current liabilities		418,783		211,841
Deferred income taxes (Note 18)		35,227		18,214
Bank loans, less current portion (Note 12)		306,080		50,100
5.5% Senior convertible notes due July 2005 (Note 13)		85,911		81,027
Capital lease obligation, less current portion (Note 15)		899		—
Equipment financing obligations, less current portion (Note 14)		81,425		56,196
Accrued liabilities		3,265		—
Commitments and contingent liabilities (Note 14, 24)		—		—
Minority interest		98,491		307
Shareholders’ equity (Note 16):
Convertible voting preferred stock (.005 rubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding		—		—
Common stock (.005 rubles nominal value per share), 90,000,000 shares authorized; 40,332,201 shares issued		90		90
Additional paid-in capital		528,914		504,876
Retained earnings		195,300		65,748
Treasury stock, at cost, 2,283,277 shares of common stock (2001: 2,330,926)		(61,641)		(62,593)

Total shareholders’ equity		662,663		508,121

Total liabilities and shareholders’ equity	US$	1,692,744	US$	925,806

See accompanying notes.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,

	2002		2001		2000

	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues and connection fees	US$	727,868	US$	383,321	US$	252,333
Sales of handsets and accessories		49,934		43,228		32,031
Other revenues		1,842		1,347		1,309

Total operating revenues		779,644		427,896		285,673
Revenue-based taxes		(11,148)		(5,294)		(11,537)

Net operating revenues		768,496		422,602		274,136
Operating expenses:
Service costs		111,387		74,097		61,326
Cost of handsets and accessories sold		41,709		37,471		34,030
Cost of other revenues		55		120		157
Selling, general and administrative expenses		271,963		149,052		108,482
Depreciation		85,204		48,690		47,458
Amortization		12,213		12,616		12,564
Impairment of long-lived assets (Note 10)		—		—		66,467
Provision for doubtful accounts		21,173		13,406		18,148

Total operating expenses		543,704		335,452		348,632

Operating income (loss)		224,792		87,150		(74,496)
Other income and expenses:
Interest income		7,169		5,733		4,039
Other income		3,867		2,097		2,177
Other expenses		(2,142)		(2,578)		(25)
Gain (loss) on trading securities		36		420		(44)
Interest expense		(46,586)		(26,865)		(21,089)
Net foreign exchange loss		(9,439)		(110)		(2,661)

Total other income and expenses		(47,095)		(21,303)		(17,603)

Income (loss) before income taxes and minority interest		177,697		65,847		(92,099)
Income tax expense (benefit)(Note 18)		49,939		18,539		(14,343)
Minority interest in net (losses) earnings of subsidiaries		(1,794)		7		45

Net income (loss)	US$	129,552	US$	47,301	US$	(77,801)

Basic EPS:
Net income (loss) per common share	US$	3.41	US$	1.41	US$	(2.57)

Weighted average common shares outstanding		38,014		33,642		30,264

Net income (loss) per ADS equivalent	US$	2.56	US$	1.06		$(1.93)

Diluted EPS:
Net income (loss) per common share	US$	2.91	US$	1.18	US$	(2.57)

Weighted average diluted shares (Note 21)		44,489		40,068		30,264

Net income (loss) per ADS equivalent	US$	2.18	US$	0.89	US$	(1.93)

See accompanying notes.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock			Additional Paid-in Capital		Retained Earnings		Treasury Stock		Total

	Shares	Amount

	(In thousands of US dollars, except shares)
Balances at December 31, 1999	26,980,000	US$	88	US$	201,986	US$	98,914	US$	—	US$	300,988
Proceeds from issue of common stock to Telenor under the Share Purchase Agreement dated December 1, 1998	1,202,201		—		22,741		—		—		22,741
Proceeds from public offering net of cost of issuance (US$8,177)	3,118,675		1		79,372		—		—		79,373
Issuance and sale of ADSs to a consolidated affiliate	2,080,926		—		57,600		—		(57,600)		—
Proceeds from sale of ADSs to Telenor in a transaction exempt from registration consummated concurrently with the public offering net of cost of issuance (US$928)	1,800,399		—		50,981		—		—		50,981
Acquisition of treasury stock – 353,239 shares	—		—		—		—		(10,517)		(10,517)
Sales of treasury stock – 103,239 shares	—		—		—		(2,666)		5,524		2,858
Net loss	—		—		—		(77,801)		—		(77,801)

Balances at December 31, 2000	35,182,201		89		412,680		18,447		(62,593)		368,623
Proceeds from issue of common stock to Eco Telecom under the Agreement dated May 30, 2001, net of cost of issuance (US$10,803)	5,150,000		1		92,196		—		—		92,197
Acquisition of treasury stock – 3,744 shares	—		—		—		—		(75)		(75)
Sales of treasury stock – 3,744 shares	—		—		—		—		75		75
Net income	—		—		—		47,301		—		47,301

Balances at December 31, 2001	40,332,201		90		504,876		65,748		(62,593)		508,121
Gain from issuance of subsidiary stock (Note 17)	—		—		23,073		—		—		23,073
Sale of treasury stock – 47,649 shares	—		—		965		—		952		1,917
Net income	—		—		—		129,552		—		129,552

Balances at December 31, 2002	40,332,201	US$	90	US$	528,914	US$	195,300	US$	(61,641)	US$	662,663

See accompanying notes.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,

	2002		2001		2000

	(In thousands of US dollars)
Operating activities
Net income (loss)	US$	129,552	US$	47,301	US$	(77,801)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation		85,204		48,690		47,458
Amortization		12,213		12,616		12,564
Impairment of long-lived assets		—		—		66,467
Mark-to-market adjustments for short-term investments		(36)		(420)		(47)
Provision for deferred taxes		(8,385)		(9,970)		(15,676)
Loss on foreign currency translation		9,439		110		2,661
Provision for doubtful accounts		21,173		13,406		18,148
Minority interest in net (losses) earnings of subsidiaries		(1,794)		7		45
Other adjustments		—		—		(731)
Changes in operating assets and liabilities:
Short-term investments		956		50		—
Trade accounts receivable		(42,659)		(32,305)		(23,458)
Inventory		(3,209)		1,398		(1,444)
Other current assets		(68,050)		(23,431)		(15,661)
Due from related parties		1,050		692		153
Due to related parties		(973)		(1,371)		1,655
Accounts payable		3,053		10,048		(3,791)
Customer deposits		42,411		29,029		1,902
Deferred revenue		(615)		(23)		1,747
Accrued liabilities		42,393		5,232		(5,640)

Net cash provided by operating activities		221,723		101,059		8,551

Financing activities
Proceeds from bank and other loans		331,082		1,899		117,240
Repayments of bank and other loans		(30,461)		(2,168)		(50,440)
Proceeds from loan from related party		—		—		50,000
Repayment of loan from related party		—		—		(50,000)
Proceeds from sale of convertible notes		—		—		72,937
Capital contributions in a consolidated subsidiary by minority shareholders		116,960		—		—
Payments of fees in respect of sale of convertible notes and other debt issue		(6,203)		(366)		(2,968)
Repayment of lease obligations		(1,450)		(1,292)		(62,677)
Repayment of equipment financing obligations		(115,473)		(36,338)		(26,351)
Proceeds from sale of capital stock		—		103,000		162,201
Payments of fees in respect of capital contributions		—		(10,803)		(9,106)
Purchase of treasury shares		—		(75)		(10,517)
Proceeds from sale of treasury shares		—		75		2,858

Net cash provided by financing activities		294,455		53,932		193,177

Investing activities
Purchases of property and equipment		(291,437)		(136,353)		(65,245)
Purchases of intangible assets		(14,769)		(4,398)		(7,366)
Purchase of RTI Service-Svyaz stock		—		—		(3,026)
Purchase of MSS-Start and Cellular Company stock, net of cash acquired of US$968		—		(6,768)		—
Purchase of Orensot, Bee-Line Samara, Extel and Vostok-Zapad Telecom stock, net of cash acquired of US$1,537		(69,165)		—		—
Purchases of other assets		(26,560)		(14,135)		(9,183)

Net cash used in investing activities		(401,931)		(161,654)		(84,820)
Effect of exchange rate changes on cash and cash equivalents		5,238		(1,306)		(376)

Net increase(decrease) in cash		119,485		(7,969)		116,532
Cash and cash equivalents at beginning of year		144,172		152,141		35,609

Cash and cash equivalents at end of year	US$	263,657	US$	144,172	US$	152,141

Supplemental cash flow information
Cash paid during the period:
Income tax	US$	52,594	US$	18,870	US$	1,624
Interest		30,810		16,289		25,670
Non-cash activities:
Equipment acquired under financing agreements		140,367		82,990		25,784
Accounts payable for equipment and license		50,117		15,652		11,587
Accrued debt and equity offering costs		—		554		—
Operating activities financed by sale of treasury stock		1,917		—		—
Acquisitions:
Fair value of assets acquired		121,388		20,217		—
Carrying value of equity method investment in Bee-Line Samara before the acquisition of controlling interest		(6,540)		—		—
Cash paid for the capital stock		(70,702)		(7,736)		—

Liabilities assumed	US$	44,146	US$	12,481	US$	—

See accompanying notes.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1

Description of Business

Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) was registered in the Russian Federation on September 15, 1992 as a closed joint stock company, re-registered as an open joint stock company on July 28, 1993 and began full-scale commercial operations in June 1994. On November 20, 1996, VimpelCom completed an initial public offering (“IPO”) of its common stock in the United States of America through the issuance of American Depositary Shares (“ADS”), each of which represents three-quarters of one share of VimpelCom’s common stock. The proceeds of the IPO totaled US$63,251, net of related expenses of US$7,778. As of December 31, 2002, 55.64% of VimpelCom’s outstanding common stock was owned by the holders of the ADSs; 28.98% by Telenor East Invest AS (“Telenor”); 13.05% by Eco Telecom Limited (“Eco Telecom”) and 2.33% by others.

On July 28, 2000, VimpelCom completed the offering of its common stock in the form of ADS and senior convertible notes registered with the US Securities and Exchange Commission (“SEC”) (Notes 13, 16).

On May 30, 2001, VimpelCom, Eco Telecom, a part of the Alfa Group of companies in Russia, Telenor and Closed Joint Stock Company VimpelCom-Region (“VimpelCom-Region”), a subsidiary of VimpelCom, signed agreements under which Eco Telecom was to purchase strategic ownership interests in VimpelCom and VimpelCom-Region, subject to certain regulatory approvals and other conditions precedent. VimpelCom-Region was formed to concentrate on the regional development of VimpelCom’s GSM license portfolio. On November 5, 2001, under the terms of the transaction, Eco Telecom acquired 5,150,000 newly-issued shares of VimpelCom’s common stock (equivalent of 6,866,667 ADSs) for an aggregate consideration of US$103,000, which was then contributed by VimpelCom as equity to VimpelCom-Region.

Together with the shares of common stock and convertible voting preferred stock of VimpelCom which Eco Telecom purchased from certain shareholders of VimpelCom, following the closing of the first tranche of the transaction, Eco Telecom owned 25% plus two shares of VimpelCom’s total outstanding voting capital stock. Under the terms of the proposed transaction, Eco Telecom was also to make certain investments directly into VimpelCom-Region (Note 17).

VimpelCom earns revenues by providing wireless telecommunications services and selling wireless handsets and accessories under the trade name “Bee-Line” in the city of Moscow and the Moscow region, which comprise the Moscow license area, and other regions of the Russian Federation.

Open Joint Stock Company KB Impuls (“KBI”), a wholly-owned subsidiary of VimpelCom, was established in March 1991 and has been involved in the development and provision of wireless telecommunications services under the trade name “Bee-Line” in Russia. KBI was granted the first license to provide Personal Communications Services (“PCS”) using the GSM-1800 standard in the Moscow license area and began full-scale commercial operations in June 1997. This license expires in April 2008.

In April 1998, VimpelCom was awarded four new GSM-1800 licenses, covering the Central and Central Black Earth, Volga, North Caucasus and Siberian regions of the Russian Federation.

In August 1998, VimpelCom and KBI received amendments to the original GSM-1800 licenses for the Moscow license area and the Central and Central Black Earth license area of Russia, to operate dual band GSM-900/1800 networks in these license areas. The cost of the allocation of frequencies under these amendments was US$30,000.

In August 1999, VimpelCom received amendments to the original GSM-1800 licenses for the Volga, North Caucasus and Siberian regions of the Russian Federation, to operate dual band GSM-900/1800 networks in these license areas. There was no additional cost associated with these amendments.

In April 2000, VimpelCom’s amended GSM-1800 licenses covering the Central and Central Black Earth, Volga, North Caucasus and Siberian regions of the Russian Federation were re-issued to VimpelCom-Region.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On September 12, 2002, VimpelCom-Region was awarded a GSM-1800 license for the Northwest region. VimpelCom-Region’s subsidiaries, Open Joint Stock Company Orensot (“Orensot”) and Closed Joint Stock Company Extel (“Extel”), hold a GSM-900/1800 license for the Orenburg license area and GSM-900 license for the Kaliningrad license area, respectively. The GSM license held by Limited Liability Company Vostok-Zapad Telecom (“Vostok-Zapad Telecom”), a subsidiary of VimpelCom-Region, provides for the operation of a GSM-1800 network throughout the Ural region and a dual band GSM-900/1800 network in six territories within the Ural region.

In addition, VimpelCom operates an AMPS/D-AMPS wireless telephone network under a license issued by the State Committee of the Russian Federation for Communications and Informatization, which expires in November 2007. VimpelCom determined that its long-lived assets relating to AMPS/D-AMPS network in the Moscow license area were impaired as of December 2000 due to the migration of customers from its AMPS/D-AMPS system to its GSM network (Note 10).

VimpelCom has also been granted AMPS licenses to operate cellular networks in the Kaluga, Karelia, Ryazan, Tver, Ulyanovsk, Vladimir and Vologda license areas. VimpelCom’s subsidiary, Open Joint Stock Company Bee-Line Samara (“Bee-Line Samara”), was granted a license to operate an AMPS wireless network in the Samara region. Closed Joint Stock Company Cellular Company (“Cellular Company”), a subsidiary of VimpelCom-Region, holds an AMPS license for the Novosibirsk license area.

2

Basis of Presentation and Significant Accounting Policies

Basis of Presentation

VimpelCom maintains its records and prepares its financial statements in accordance with Russian accounting and tax legislation and accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying consolidated financial statements differ from the financial statements issued for statutory purposes in Russia in that they reflect certain adjustments, not recorded in VimpelCom’s statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with US GAAP. The principal adjustments relate to: (1) revenue recognition; (2) recognition of interest expense and other operating expenses; (3) valuation and depreciation of property and equipment; (4) foreign currency translation; (5) deferred income taxes; (6) capitalization and amortization of telephone line capacity; (7) valuation allowances for unrecoverable assets; (8) capital leases; and (9) consolidation and accounting for subsidiaries.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of VimpelCom and its subsidiaries KBI, Closed Joint Stock Company RTI Service-Svyaz (“RTI Service-Svyaz”), Closed Joint Stock Company Impuls KB, Closed Joint Stock Company BeeOnLine-Portal, Closed Joint Stock Company MSS-Start (“MSS-Start”), Bee-Line Samara, VC ESOP N.V., Vimpelcom Finance B.V. and its subsidiary VimpelCom B.V., VimpelCom-Region and its subsidiaries Closed Joint Stock Company Cellular Company (“Cellular Company”), Orensot, Extel, Vostok-Zapad Telecom, Closed Joint Stock Company Mobile Communication Center – Smolensk, Closed Joint Stock Company Mobile Communication Center – Lipetsk, Closed Joint Stock Company Mobile Communication Center – Ryazan, Closed Joint Stock Company Mobile Communication Center – Tver and Closed Joint Stock Company Mobile Communication Center – Nizhny Novgorod. The accompanying consolidated financial statements also include the accounts of VimpelCom (BVI) Limited, a special-purpose entity affiliated with and controlled by VimpelCom, and VC Limited, a wholly-owned subsidiary of VimpelCom (BVI) Limited.

In accordance with the requirements of the Financial Accounting Standards Board’s (the “FASB”) Emerging Issues Task Force Issue (“EITF”) No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”, VimpelCom consolidates majority-owned subsidiaries when minority shareholders do not have substantive participating rights.

All intercompany accounts and transactions have been eliminated.

The equity method of accounting is used for companies in which VimpelCom has significant influence. Generally this represents voting stock ownership of at least 20% and not more than 50%.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Translation

VimpelCom’s functional currency is the US dollar because the majority of its revenues, costs, property and equipment purchased, and debt and trade liabilities are either priced, incurred, payable or otherwise measured in US dollars. Accordingly, transactions and balances not already measured in US dollars (primarily Russian rubles and Euros) have been re-measured into US dollars in accordance with the relevant provisions of US Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”.

Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from re-measurement of monetary assets and liabilities that are not denominated in US dollars are credited or charged to operations.

The ruble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia (“CBR”). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR. As of December 31, 2002 and 2001, the official rates of exchange were 31.78 rubles = US$1 and 30.14 rubles = US$1, respectively. The translation of ruble-denominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that VimpelCom could realize or settle, in US dollars, the reported values of these assets and liabilities. Likewise, it does not indicate that VimpelCom could return or distribute the reported US dollar value of capital to its shareholders.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents

VimpelCom considers all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates fair value.

Short-term Investments

Short-term investments consist primarily of promissory notes and trading securities. Short-term investments are considered to be trading securities and are stated at fair value, with unrealized gains and losses included in gain (loss) on trading securities.

Doubtful Accounts

VimpelCom reviews the valuation of accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical experience of cash collections and future expectations of conditions that might impact the collectibility of accounts.

Inventory

Inventory consists of telephone handsets and accessories for resale and is stated at the lower of cost or market. Cost is computed using the average cost method.

Property and Equipment

Property and equipment is stated at historical cost. Telecommunications equipment, including equipment acquired under capital leases, is depreciated using the straight-line method over its estimated useful life of nine and one-half years. Buildings and leasehold improvements are depreciated using the straight-line method over estimated useful lives of twenty years. Office and measuring equipment, and vehicles and furniture are depreciated using the straight-line method over estimated useful lives ranging from five to ten years.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Repair and maintenance costs are expensed as incurred.

Intangible Assets

Intangible assets consist primarily of telephone line capacity, wireless licenses, goodwill and other intangible assets. VimpelCom capitalizes payments made to third party suppliers to acquire access to and for use of telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight-line basis over ten years. Licenses are amortized on a straight-line basis until the expiration date of the licenses. Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations. In 2000 and 2001, goodwill was amortized using the straight-line method over estimated remaining useful life. With the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”, as of January 1, 2002, no amortization was taken on these assets in 2002. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally four to ten years.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” VimpelCom continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. In accordance with SFAS No. 142, VimpelCom tests goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.

Software Costs

Under the provision of Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, VimpelCom capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and VimpelCom management has authorized further funding of the project which it deems probable will be completed and used to perform the function intended. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software development costs are amortized using the straight-line method over the expected life of the product.

Long-Lived Assets

VimpelCom accounts for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Revenue Recognition

VimpelCom earns service revenues for usage of its cellular system. Revenue is recognized when the service is rendered. Revenues from equipment sales and other services are recognized in the period in which the equipment is sold and services are rendered. Revenue on prepaid cards is deferred and recognized when services are rendered. Revenues are stated net of value added taxes charged to customers.

In accordance with the provisions of the SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”, VimpelCom has deferred telecommunications connection fees. The deferral of revenue will be recognized over the estimated average subscriber life, which is generally two years.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Advertising

VimpelCom expenses the cost of advertising as incurred. Advertising expenses for the years ended December 31, 2002, 2001 and 2000 were US$30,450, US$21,829 and US$18,488, respectively.

Rent

VimpelCom leases office space and premises where telecommunications equipment is installed. There were no non-cancelable operating leases in 2002 and 2001.

Rent expense under all operating leases and rental contracts in 2002, 2001 and 2000 was US$18,152, US$9,656, and US$5,768, respectively.

Deferred Taxes

VimpelCom computes and records income tax in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Government Pension Fund

VimpelCom contributes to the Russian Federation state pension fund on behalf of its employees. VimpelCom’s contribution was expensed as incurred. Total amounts expensed in connection with contributions to the state pension fund for the years ended December 31, 2002, 2001 and 2000 were US$7,668, US$5,037 and US$2,793, respectively.

Concentration of Credit Risk

Trade accounts receivable consist of amounts due from subscribers for airtime usage and equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service for both DAMPS and GSM networks. Equipment sales are typically paid in advance of delivery. VimpelCom’s credit risk arising from its trade accounts receivable is mitigated due to the large number of its subscribers, of which approximately 85% subscribed to a prepaid service as of December 31, 2002 and, accordingly, do not give rise to credit risk.

VimpelCom deposits available cash with financial institutions in the Russian Federation. Deposit insurance is not offered to financial institutions operating in Russia. To manage this credit risk, VimpelCom allocates its available cash to a variety of Russian banks and Russian affiliates of international banks. Management periodically reviews the credit worthiness of the banks in which it deposits cash.

VimpelCom issues advances to a variety of vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors (Alcatel, Ericsson and Technoserve A/S) provide for equipment financing in respect of certain deliveries of equipment. VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

Fair Value of Financial Instruments

The carrying amounts for financial instruments, consisting of cash and cash equivalents, short-term investments, trade accounts receivable, forward agreement obligations under accounts payable, bank loans and equipment financing liabilities approximate their fair value.

The fair value of senior convertible notes based on quoted market prices was US$106,266 and US$86,198 as of December 31, 2002 and 2001, respectively.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income”, requires the reporting of comprehensive income in addition to net income (loss). Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income but as an adjustment to shareholders’ equity. VimpelCom does not have comprehensive income items. Accordingly, net income (loss) is equivalent to comprehensive income for each of the years presented.

Stock-Based Compensation

VimpelCom follows the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, for its stock option plan. SFAS No. 123 generally allows companies to either account for stock-based compensation under the new provisions of SFAS No. 123 or under the provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”. Because the fair value accounting requires use of option valuation models that were not developed for use in valuing employee stock options (see Note 23), VimpelCom has elected to account for its stock-based compensation in accordance with the provisions of APB No. 25 and related Interpretations and present pro forma disclosures of results of operations as if the fair value method had been adopted.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, to stock-based employee compensation.

	Years Ended December 31,

	2002		2001		2000

Net income (loss), as reported	US$	129,552	US$	47,301	US$	(77,801)
Add: Compensation expense in respect of 2000 Stock Option Plan, as reported		4,085		—		—
Deduct: Compensation expense in respect of 2000 Stock Option Plan determined under fair value based method for all awards		(1,386)		(1,363)		(42)

Pro forma net income	US$	132,251	US$	45,938	US$	(77,843)

Earnings per share:
Basic—as reported	US$	3.41	US$	1.41	US$	(2.57)
Basic—pro forma	US$	3.48	US$	1.37	US$	(2.57)
Diluted—as reported	US$	2.91	US$	1.18	US$	(2.57)
Diluted—pro forma	US$	2.97	US$	1.15	US$	(2.57)

Derivative Instruments and Hedging Activities

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, VimpelCom designates the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Business Combinations, Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board (the “FASB”) issued SFAS’s No. 141, “Business Combinations”, and No. 142, “Goodwill and Other Intangible Assets”, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS No. 142. Other intangible assets will continue to be amortized over their useful life. Impairment losses that arise due to the initial application of this standard should be reported as a cumulative effect of a change in accounting principle.

VimpelCom has adopted SFAS No. 141, “Business Combinations”, which was effective for business combinations consummated after June 30, 2001. VimpelCom adopted SFAS No. 142, “Goodwill and Other Intangible Assets”, on January 1, 2002, and discontinued amortization of goodwill as of such date. The impact of non-amortization of goodwill on VimpelCom’s net income for the year ended December 31, 2002 was an increase of US$1,632, or US$0.04 per share of common stock – basic and US$0.04 per share of common stock – diluted, respectively.

VimpelCom has completed the goodwill impairment testing identified in SFAS No. 142 and identified that there was no impairment of goodwill as of December 31, 2002.

Accounting for Assets Retirement Obligations

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement deals with the costs of closing facilities and removing assets. SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS No. 143 is effective for years beginning after June 15, 2002. The adoption of the provisions of SFAS No. 143 is not expected to have a material impact on VimpelCom’s results of operations, financial position or cash flow.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring,” which required that a liability for an exit cost be recognized upon the entity’s commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 is not expected to have a material impact on VimpelCom’s results of operations, financial position or cash flow.

Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123.” SFAS No. 148 amends SFAS No. 123 “Accounting for Stock-Based Compensation” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. SFAS No. 148 also amends APB Opinion No. 28 “Interim Financial Reporting” to require disclosure about those effects in interim financial information. The amendments to SFAS No. 123 introduced in SFAS No. 148 effective for financial statements for fiscal years ending after December 15, 2002. VimpelCom adopted the disclosure requirements of SFAS No. 148 in the consolidated financial statements for the year ended December 31, 2002.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting for Guarantees

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the provisions of FIN No. 45 did not have a material impact on VimpelCom’s results of operations, financial position or cash flow.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities”. FIN No. 46 defines the concept of “variable interests” and requires existing unconsolidated variable interest entities to be consolidated into the financial statements of their primary beneficiaries if the variable interest entities do not effectively disperse risks among the parties involved. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when FIN No. 46 becomes effective, the enterprise must disclose information about those entities in all financial statements issued after January 31, 2003. The interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years, with a cumulative-effect adjustment as of the beginning of the first year restated. VimpelCom does not expect that the adoption of the provisions of FIN No. 46 will have a material impact on VimpelCom’s future results of operations, financial position or cash flow.

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation.

Changes in Estimates

At the beginning of fiscal year 2002, VimpelCom changed the estimated remaining useful life of DAMPS telecommunications equipment from 6.5 to 5 years. The change decreased net income for the year ended December 31, 2002 by approximately US$3,152 equivalent to US$0.08 per share of common stock – basic and US$0.07 per share of common stock – diluted.

At the beginning of the second quarter 2002, VimpelCom changed the estimated remaining useful life of NAMPS telecommunications equipment from 4.25 to 1.75 years. The change decreased net income for the year ended December 31, 2002 by approximately US$1,752 equivalent to US$0.05 per share of common stock – basic and US$0.04 per share of common stock – diluted.

At the beginning of the third quarter 2002, VimpelCom changed the estimated remaining useful life of certain items of telecommunications equipment from 5 to 0.5 years. The change decreased net income for the year ended December 31, 2002 by approximately US$2,239 equivalent to US$0.06 per share of common stock – basic and US$0.05 per share of common stock – diluted.

At the beginning of the fourth quarter 2002, VimpelCom changed the estimated remaining useful life of certain items of telecommunications equipment from 5 to 0.25 years. The change decreased net income for the year ended December 31, 2002 by approximately US$1,857 equivalent to US$0.05 per share of common stock – basic and US$0.04 per share of common stock – diluted.

Acquisitions

On December 15, 1999, VimpelCom paid US$29,536 to Alcatel SEL AG (“Alcatel”) for the 12% of KBI’s common stock, which VimpelCom did not previously own. In accordance with Russian legislation, legal ownership of shares is effective as at the date of registration of the transaction in the register of shareholders. The purchase of KBI’s shares by VimpelCom was registered on January 3, 2000. The excess of acquisition cost over the fair market value of 12% of the net assets of KBI amounted to US$12,699 and was recorded as goodwill. Goodwill was amortized on a straight-line basis over its estimated useful life, 8 years, until December 31, 2001 and is subject to annual impairment tests commencing January 1, 2002.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On March 13, 2000, VimpelCom increased its share of ownership in RTI Service-Svyaz to 100% by acquiring the remaining 50% of voting shares it did not previously own for US$3,026. The excess of the fair market value of 50% of the net assets of RTI Service-Svyaz over acquisition cost reduced the value of property and equipment in the accompanying consolidated financial statements.

In January 2001, VimpelCom acquired 100% of the shares of common stock of MSS-Start operating under a trademark “Mobile Center”, a retail dealer for mobile communications companies, for US$3,192. The acquisition was recorded under the purchase method of accounting. The results of operations of MSS-Start were included in the accompanying consolidated statement of operations from the date of acquisition. The fair value of net assets acquired approximated the cost of acquisition.

In April 2001, VimpelCom-Region, a subsidiary of VimpelCom, acquired 93% of shares of common stock of Cellular Company, a cellular operator in Novosibirsk, operating under trade marks “Bee Line” and “Fora”, for US$4,544. The acquisition was recorded under the purchase method of accounting. The results of operations of Cellular Company were included in the accompanying financial statement from the date of acquisition. The excess of acquisition cost over the fair value of 93% of net assets of Cellular Company amounted to US$317 as of the date of acquisition and was recorded as goodwill. Goodwill was amortized on a straight-line basis over its estimated useful life, 7 years, until December 31, 2001 and is subject to annual impairment tests commencing January 1, 2002.

In February 2002, VimpelCom-Region acquired 5% of Cellular Company’s common stock, which VimpelCom-Region did not previously own, for US$227. The excess of acquisition cost over the fair value of 5% of the net assets of Cellular Company amounted to US$15 and was recorded as goodwill. Goodwill is subject to annual impairment tests.

2% of shares of common stock of Cellular Company were owned by KBI before the acquisition. Therefore, after the acquisition, VimpelCom-Region and KBI collectively controlled 100% of shares of the common stock of Cellular Company.

In July 2002, VimpelCom-Region acquired 77.6% of common stock of Orensot, a cellular communication enterprise operating in the Orenburg region, for US$14,204. In October 2002, VimpelCom-Region acquired 21.21% of Orensot’s common stock, which VimpelCom-Region did not previously own, for US$3,882. This transaction increased VimpelCom-Region’s ownership in Orensot to 98.81%. The acquisitions were recorded under the purchase method of accounting. The results of operations of Orensot were included in the accompanying consolidated statement of income from the date of acquisition. The fair value of net assets acquired approximated the cost of acquisition.

In October 2002, VimpelCom acquired 1% of common stock of Bee-Line Samara, a cellular operator in Samara region, which VimpelCom did not previously own, for US$680. This transaction increased VimpelCom’s ownership in Bee-Line Samara to 51%. The acquisition was recorded under purchase method of accounting. The investment in Bee-Line Samara was accounted for under the equity method prior to October 2002. The accounts of Bee-Line Samara are included in VimpelCom’s consolidated financial statements from October 2002. The fair value of 1% of net assets acquired approximated the cost of acquisition.

In December 2002, VimpelCom-Region acquired 100% of Extel, a cellular communication enterprise operating in the Kaliningrad region, for US$25,312. The acquisition was recorded under the purchase method of accounting. The results of operations of Extel were included in the accompanying consolidated statement of income from the date of acquisition. The fair value of net assets acquired approximated the cost of acquisition.

In December 2002, VimpelCom-Region acquired 100% of ownership interest in Vostok-Zapad Telecom, a company that holds a GSM-900/1800 license for operations in the Ural region, for US$26,608. The acquisition was recorded under the purchase method of accounting. The results of operations of Vostok-Zapad Telecom were included in the accompanying consolidated statement of operations from the date of acquisition. The fair value of net assets acquired approximated the cost of acquisition.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the estimated fair values of the intangible assets acquired of Orensot, Bee-Line Samara, Extel and Vostok-Zapad Telecom at the date of acquisition.

Intangible assets subject to amortization (10.9 years weighted-average useful life)
Licenses (11.0 years weighted-average useful life)	US$	71,701
Other intangible assets (8.5 years weighted-average useful life)		711

	US$	72,412

The following unaudited pro forma combined results of operations for VimpelCom give effect to Orensot, Bee-Line Samara, Extel and Vostok-Zapad Telecom business combinations as if they had occurred at the beginning of 2002 and 2001. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

	Years ended December 31,

	2002	2001

Pro forma total operating revenues	US$818,012	US$463,179
Pro forma net income	137,171	52,075
Pro forma basic net income per common share	3.61	1.55
Pro forma diluted net income per common share	3.08	1.30

Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at December 31:

	2002		2001

Rubles	US$	40,185	US$	21,670
US dollars		182,815		110,631
EURO and other currencies		40,657		11,871

	US$	263,657	US$	144,172

6

Other Current Assets

Other current assets consisted of the following at December 31:

	2002		2001

Value added tax and other taxes	US$	88,528	US$	37,298
Advances to suppliers		15,194		6,905
Forward agreement (Note 7)		2,639		—
Prepayment under forward agreement (Note 7)		2,041		—
Other		9,956		5,569

	US$	118,358	US$	49,772

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Forward Agreements with Citibank

VimpelCom enters into forward exchange contracts to hedge certain liabilities denominated in foreign currencies. The purpose of VimpelCom’s foreign currency hedging activities is to protect VimpelCom from risk that the eventual dollar cash outflows from payments in Euros to vendors of equipment will be adversely affected by changes in the exchange rates.

On May 14, 2002, VimpelCom entered into a forward agreement with Citibank for purchase of EURO 5,000 thousand on November 15, 2002 for US dollars at a rate of 0.897 EURO/1US$ to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel. The agreement qualified for hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. VimpelCom purchased EURO 5,000 thousand on November 15, 2002. The net gain of US$542 related to the change in the fair value of the derivative from May 14, 2002 to November 15, 2002 was included in net foreign exchange loss in the accompanying consolidated statement of income for the year ended December 31, 2002.

On August 26, 2002, KBI entered into a forward agreement with Citibank for purchase of EURO 89,912 thousand for US dollars at a rate of 0.9599 EURO/1US$ in several installments during the period from January 2003 to January 2006 to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel. The agreement qualified for hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The derivative was recorded at fair value of US$6,222 as of December 31, 2002, and included in other current assets and other assets in the amount of US$2,639 and US$3,583, respectively, in the accompanying consolidated balance sheet (Notes 6, 11). The net gain of US$6,222 related to the change in the fair value of the derivative was included in net foreign exchange loss in the accompanying consolidated statement of income for the year ended December 31, 2002.

In accordance with the forward agreement, KBI made a prepayment in the amount of US$8,000 with Citibank. As of December 31, 2002, the deposit was recorded as other current assets and other assets in the amount of US$2,041 and US$5,959, respectively (Notes 6, 11).

Property and Equipment

Property and equipment, at cost, except for impaired assets, consisted of the following at December 31:

	2002		2001

Telecommunications equipment held under capital lease agreements	US$	8,424	US$	5,517
Telecommunications equipment		640,295		340,464
Buildings and leasehold improvements		39,892		37,611
Office and measuring equipment		58,951		39,284
Vehicles		4,072		3,042
Furniture		4,470		3,411
Other equipment		4,919		4,705

		761,023		434,034
Accumulated depreciation		(165,930)		(107,738)
Equipment not installed and assets under construction		362,509		209,109

	US$	957,602	US$	535,405

Capitalized interest in the amount of US$1,583 and US$0 was included in the cost of telecommunications equipment in the year ended December 31, 2002 and 2001, respectively.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In July 2000, VimpelCom purchased all the telecommunications equipment previously held under capital lease agreements with AB LM Ericsson Finans.

In April 2001, VimpelCom-Region acquired Cellular Company (Note 4). Cellular Company had telecommunications equipment held under capital lease agreements (Note 15).

In October 2002, VimpelCom acquired controlling ownership interest in Bee-Line Samara (Note 4). Bee-Line Samara had telecommunications equipment held under capital lease agreements (Note 15).

Accumulated depreciation on telecommunications equipment held under capital lease agreements amounted to US$2,965 and US$988 at December 31, 2002 and 2001, respectively. Depreciation expense in respect of telecommunications equipment held under capital lease amounted to US$1,977, US$988 (commencing April 2001) and US$9,789 (until July 2000) for the years ended December 31, 2002, 2001 and 2000, respectively, and was included in depreciation expense in the accompanying consolidated statements of operations.

VimpelCom recorded an impairment charge of US$61,000 in respect of telecommunications equipment as of December 31, 2000 (Note 10).

Telecommunications Licenses and Other Intangible Assets

The total gross carrying value and accumulated amortization of VimpelCom’s telecommunications licenses was as follows:

December 31, 2002		December 31, 2001

Cost	Accumulated amortization	Cost	Accumulated amortization

101,826	(13,441)	30,000	(9,954)

Telecommunications licenses were initially recorded at cost. Telecommunications licenses acquired in business combinations were initially recorded at their fair value as of the acquisition date.

The total gross carrying value and accumulated amortization of VimpelCom’s intangible assets by major intangible asset class was as follows:

	December 31, 2002				December 31, 2001

	Cost		Accumulated amortization		Cost		Accumulated amortization

Telephone line capacity	US$	89,826	US$	(45,487)	US$	76,553	US$	(37,404)
Goodwill		13,025		(3,209)		13,010		(3,209)
Other intangible assets		3,439		(1,864)		3,240		(1,310)

	US$	106,290	US$	(50,560)	US$	92,803	US$	(41,923)

Amortization expense for each of the succeeding five years is expected to be as follows:

2003	US$19,595
2004	19,595
2005	19,595
2006	19,595
2007	18,681

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The pro forma impact of non-amortization of goodwill on net income and net income per share for the year ended December 31, 2001 compared to actual results for the year ended December 31, 2002 is as follows:

	Years ended December 31,

	2002		2001		2000

	(In thousands of US dollars, except per share amounts)
Reported net income	US$	129,552	US$	47,301	US$	(77,801)
Goodwill amortization		—		1,621		1,588

Adjusted net income	US$	129,552	US$	48,922	US$	(76,213)

Basic net income per common share:
Reported net income	US$	3.41	US$	1.41	US$	(2.57)
Goodwill amortization		—		0.04		0.05

Adjusted net income per common share	US$	3.41	US$	1.45	US$	(2.52)

Diluted net income per common share:
Reported net income	US$	2.91	US$	1.18	US$	(2.57)
Goodwill amortization		—		0.04		0.05

Adjusted net income per common share	US$	2.91	US$	1.22	US$	(2.52)

VimpelCom recorded an impairment charge of US$5,467 in respect of other intangible assets as of December 2000 (Note 10).

Impairment Charges

Based upon a comprehensive review of long-lived assets, VimpelCom determined that as of December 2000, its telecommunications AMPS/D-AMPS network equipment in the Moscow license area and licenses from the vendor of the equipment were impaired. A marketing research study performed by VimpelCom indicated that the migration rate of subscribers from VimpelCom’s AMPS/D-AMPS network to its GSM network had increased. Accordingly, revised revenue forecasts for the AMPS/D-AMPS network were based on a lower number of subscribers. VimpelCom recorded an impairment charge of US$66,467, including US$61,000 in respect of equipment and US$5,467 in respect of licenses classified as intangible assets in the accompanying consolidated balance sheets. These amounts represent an excess of the carrying amount of assets over their fair value. Fair value was determined as the present value of estimated future cash flows expected to result from the use of the assets. No impairment charges were recognized in 2002 or 2001.

Other Assets

	2002		2001

Software, at cost	US$	54,681	US$	23,321
Accumulated depreciation		(10,867)		(3,031)

		43,814		20,290
Prepayments to suppliers		36,309		24,813
Prepayment under forward agreement (Note 7)		5,959		—
Forward agreement (Note 7)		3,583		—
Equity investments		1,556		3,833
Other assets		1,283		812

	US$	92,504	US$	49,748

Bank Loans

Bank loans consisted of the following as of December 31:

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2002		2001

Sberbank – loan to VimpelCom	US$	50,100	US$	66,800
Sberbank – loan to Cellular Company		—		1,152
J.P. Morgan AG		250,000		—
Sberbank – loan to VimpelCom-Region		39,380		—
Gazbank		2,211		—
Other loans		2,169		—

		343,860		67,952
Less current portion		(37,780)		(17,852)

Total long-term bank loans	US$	306,080	US$	50,100

On April 28, 2000, Sberegatelny Bank of the Russian Federation (“Sberbank”) provided a four-year, US dollar denominated, credit line of US$80,000 to VimpelCom. The amount of the credit line was subsequently reduced to US$66,800. VimpelCom had the right to draw down the entire amount before April 28, 2001. VimpelCom has made drawings under the credit line in the total amount of US$66,800. The loan is to be repaid in eight equal installments, on a quarterly basis, commencing July 10, 2002. The interest rate as at the date of signing was 13.25% per annum and is subject to change by Sberbank. As of December 31, 2002, the interest rate was 11.5% per annum.

As of December 31, 2002, assets pledged as collateral against this credit line included certain items of telecommunications equipment and buildings in Moscow owned by VimpelCom with an approximate carrying amount of US$66,151 and US$14,974, respectively, all of VimpelCom’s shares in MSS-Start, 50% of shares in Bee-Line Samara, and promissory notes issued by VimpelCom to RTI Service-Svyaz with a nominal amount of 930,000 thousand rubles (US$29,264 at exchange rate as of December 31, 2002). The carrying amount of 50% of net assets of Bee-Line Samara in the accompanying consolidated balance sheet as of December 31, 2002 was US$6,818. The carrying amount of net assets of MSS-Start in the accompanying consolidated balance sheet as of December 31, 2002 was US$2,732. Under the loan agreement between VimpelCom and Sberbank, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition.

The loan payable to Sberbank by Cellular Company denominated in US dollars bears interest of 4% per annum. The proceeds from the loan were used to open a stand-by letter of credit to secure certain liabilities of Cellular Company to Motorola Credit Corporation (“Motorola”) under a lease agreement (Note 15). The loan was fully repaid as of December 31, 2002.

On April 26, 2002, the offering of 10.45% Loan Participation Notes (“Notes”) issued by, but without recourse to J.P. Morgan AG, for the sole purpose of funding a US$250,000 loan to VimpelCom was completed. The loan will mature on April 26, 2005. VimpelCom is to pay cash interest on the loan at the rate of 10.45% per annum from April 26, 2002, payable semi-annually on April 26 and October 26 of each year. Such interest payments commenced on October 26, 2002. As of December 31, 2002, interest in amount of US$4,718 was accrued. Gross issuance costs comprised US$6,569 and were included, net of related accumulated amortization of US$1,459, in unamortized debt issue costs in the accompanying consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying consolidated financial statements. Under the loan agreement between VimpelCom and J.P. Morgan AG, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition.

In December 2002, Sberbank provided a US dollar denominated credit line of US$70,000 to VimpelCom-Region. VimpelCom-Region has the right to draw down the entire amount before April 1, 2003. As of December 31, 2002, VimpelCom-Region’s drawings under the credit line amounted to US$39,380. The loan will be repaid in twelve installments, on a quarterly basis, commencing November 27, 2004. The loan bears interest at an annual rate of 13%.

As of December 31, 2002, assets pledged as collateral against the loan from Sberbank to VimpelCom-Region included certain items of telecommunications equipment with an approximate carrying amount of US$49,606 and promissory notes issued by VimpelCom-Region to Cellular Company with a nominal amount of 1,551,602 thousand rubles (US$48,816 at exchange rate as of December 31, 2002).

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

VimpelCom irrevocably, fully and unconditionally guaranteed VimpelCom-Region’s obligations under the loan from Sberbank for the total amount of US$36,000.

On December 20, 2002, Closed Joint Stock Company Commercial Bank Gazbank (“Gazbank”) provided a one year, ruble denominated, loan of 21,000 thousand rubles (US$661 at exchange rate as of December 31, 2002) and a one year, US dollar denominated, loan of US$1,550 to Bee-Line Samara. As of December 31, 2002, drawings under the loans amounted to US$2,211. The loans should be repaid no later than December 22, 2003. The US dollar denominated loan bears interest at an annual rate of 14%. The ruble denominated loan bears interest at an annual rate of 26% and is subject to change by Gazbank. As of December 31, 2002, the interest rate for ruble denominated loan was 26% per annum.

As of December 31, 2002, assets pledged as collateral against the loans from Gazbank included certain items of telecommunications equipment with an approximate carrying value of US$3,579.

Senior Convertible Notes

On July 28, 2000, the offering of senior convertible notes registered with the SEC raised a total of US$70,320 (net of cost of issuance of US$4,680). Unamortised balance of debt issue costs of US$2,758 and US$3,618 was included in non-current assets in the accompanying consolidated balance sheets as of December 31, 2002 and 2001, respectively.

The convertible notes will mature on July 28, 2005. Holders of the convertible notes may convert the notes into ADSs at any time after September 28, 2000 at the conversion price of US$27.0312 per ADS, subject to certain adjustments. VimpelCom is to pay cash interest on the convertible notes at the rate of 5.5% per annum from July 28, 2000, payable semi-annually on January 28 and July 28 of each. Such interest payments commenced on January 28, 2001. Unless previously converted or redeemed, VimpelCom is to repay the convertible notes at 135.41% of their principal amount, which represents a yield to maturity of 11% per annum compounded on a semi-annual basis. Amortization of discount on the notes and debt issuance costs is included in interest expense in the accompanying consolidated financial statements.

The convertible notes are redeemable by VimpelCom starting from July 28, 2003 at their accreted value, plus accrued but unpaid cash interest and any additional amounts, if the market price of the ADSs on the New York Stock Exchange exceeds 140% of the conversion price during a period of 30 consecutive trading days.

Senior convertible notes were issued by VimpelCom B.V., a wholly-owned subsidiary of VimpelCom Finance B.V., which is a wholly-owned subsidiary of VimpelCom. VimpelCom B.V. is a company with no assets, operations, revenues or cash flows other than those related to the issuance, administration and repayment of senior convertible notes.

VimpelCom irrevocably, fully and unconditionally guaranteed VimpelCom B.V.’s obligations under the senior convertible notes, including the performance by VimpelCom B.V. of its conversion obligation.

Equipment Financing Obligations

Agreements between KBI and Alcatel

KBI entered into an agreement with Alcatel for the purchase and installation in four phases of mobile telecommunications GSM network equipment with a total contract value of US$135,000. In order to finance the transaction, KBI and Alcatel entered into a deferred payment agreement in the aggregate principal amount of US$113,242 plus interest (the “Alcatel Agreement”). In addition, Alcatel received shares of KBI’s common stock representing the remaining 12% of the outstanding capital stock of KBI after giving effect to such issuance. These shares were valued at US$21,758 in accordance with the market value of the equipment and services to be provided, adjusted for put and call options attached to the issuance. As described in Note 4, on January 3, 2000, VimpelCom purchased the 12% of KBI shares held by Alcatel for US$29,536.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Alcatel Agreement requires interest to be paid at the US dollar LIBOR rate plus 4.0% over a period to be determined by the timing of the initiation of the four different phases of the Alcatel Agreement. Financing of the contract by Alcatel provides for repayment of Phase 1 and Phase 2 to commence no later than four years from the date of the contract. For the first phase, initiated in 1996, two annexes have been signed. The first annex related to equipment valued at US$21,758 which was contributed in kind to the charter capital of KBI. The second annex related to a delivery of equipment valued at US$21,511 under the equipment financing agreement. For the second phase, initiated in 1997, one annex was signed for equipment valued at US$47,785. For the third phase, initiated in 1998, one annex was signed for equipment valued at EURO 20,389 thousand (US$21,485) acquired in 1999. The fourth phase, initiated in 1999, was signed for equipment valued at EURO 19,919 thousand (US$18,356) acquired in 2000.

Repayment of amounts due under the Alcatel Agreement for the first and second phases were to begin after a grace period of three years from the date of acceptance of the related equipment and services, however, this grace period was to expire no later than May 26, 2000. Principal and interest repayments are made in eight semi-annual installments beginning May 27, 2000.

On May 19, 2000, KBI and Alcatel signed the fifth amendment to the deferred payment agreement (the “Fifth Amendment”). The Fifth Amendment provides for the deferral of payment of the amount of EURO 15,936 thousand (US$13,857) in respect of future deliveries of equipment under the fourth phase of the agreement on the purchase and installation of mobile telecommunications network equipment. The liability accrues interest at the EURO six-month EURIBOR rate plus 9%. Principal repayments were to be made in two equal installments, no later than July 5, 2001 and December 15, 2001. Interest was to be repaid on the same dates in the full amount accrued as of the respective date. The Fifth Amendment changed the initial terms of payment under the fourth phase. Under the initial terms, payments in respect of future deliveries of equipment were to be made within 30 days after the delivery of equipment. As of December 31, 2002, all the equipment under the fourth phase was delivered and the principal and accrued interest were repaid on due dates.

On May 19, 2000, KBI and Alcatel signed the sixth amendment to the deferred payment agreement (the “Sixth Amendment”). The Sixth Amendment provided for the deferral of payment of the amount of US$15,000 under the second phase of the agreement on the purchase and installation of mobile telecommunications network equipment. The initial payment date under the second phase was May 27, 2000. The new payment date under the Sixth Amendment was September 1, 2000 and the entire amount was paid on due date. The interest was accrued and paid for the period of May 27, 2000 through September 1, 2000 at the US dollar six-month LIBOR rate plus 6.25%.

On May 19, 2000, KBI and Alcatel signed a new agreement on the purchase and installation in two phases (fifth and sixth phases) of mobile telecommunications GSM network equipment in the total value of EURO 26,135 thousand (US$27,180 at exchange rate as of December 31, 2002). Under the new agreement, further phases may be agreed. On May 19, 2000, an annex for the fifth phase was signed for the amount of EURO 7,135 thousand (US$7,420 at exchange rate as of December 31, 2002). On June 30, 2000, an annex for the sixth phase was signed for the amount of EURO 19,000 thousand (US$19,760 at exchange rate as of December 31, 2002).

On August 23, 2000, KBI and Alcatel signed the deferred payment agreement for the fifth phase. This agreement provides for the deferral of payment of the amount of EURO 5,566 thousand (US$5,789 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under the fifth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was to become due six months after the acceptance of the related equipment, but no later than December 1, 2001. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the fifth phase.

On September 7, 2000, KBI and Alcatel signed the deferred payment agreement for the sixth phase that provides for the deferral of payment of the amount of EURO 16,150 (US$16,796 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under the sixth phase. This agreement was amended on January 10, 2001. The amount of deferred payments is divided in sub-phases 1, 2 and 3 in the amounts of EURO 12,828 thousand (US$13,341 at exchange rate as of December 31, 2002), EURO 1,700 thousand (US$1,768 at exchange rate as of December 31, 2002) and EURO 1,622 thousand (US$1,687 at exchange rate as of December 31, 2002), respectively. The liability for sub-phases 1, 2 and 3 accrues interest at the EURO six-month EURIBOR rate plus 3.5%. The first installments under sub-phases 1, 2 and 3 were to become due no later than October 1, 2001, November 24, 2001 and January 30, 2002, respectively. Principal repayments for each sub-phase are to be made in six equal and consecutive semi-annual installments. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the sixth phase.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On December 20, 2000, KBI and Alcatel signed an annex for the seventh phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 8,000 thousand (US$7,277). On December 26, 2000, KBI and Alcatel signed the deferred payment agreement for the seventh phase. This agreement provides for the deferral of payment of the amount of EURO 6,800 thousand in respect of future deliveries of equipment under the seventh phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was to become due six months after the acceptance of the related equipment, but no later than February 15, 2002. Interest should be repaid on the same dates in the full amount accrued as of the respective date. On August 17, 2002, KBI and Alcatel agreed to accelerate the repayment. As of December 31, 2002, all the equipment was delivered under the seventh phase and all the principal and accrued interest were repaid.

On February 16, 2001, KBI and Alcatel signed an annex for the eighth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 8,769 thousand (US$9,120 at exchange rate as of December 31, 2002). On February 16, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the eighth phase. The eighth phase is divided in three sub-phases with the following amounts of deferred payments: sub-phase 1 in the amount of EURO 553 thousand (US$575 at exchange rate as of December 31, 2002), sub-phase 2 in the amount of EURO 1,147 thousand (US$1,193 at exchange rate as of December 31, 2002) and sub-phase 3 in the amount of EURO 5,754 thousand (US$5,984 at exchange rate as of December 31, 2002). The liability for all the three sub-phases will accrue interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments for each sub-phase are to be made in six equal and consecutive semi-annual installments. The first installment for each sub-phase was to become due six months after the acceptance of the related equipment, but no later than February 15, April 15 and April 30, 2002 for sub-phases 1, 2 and 3, respectively. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the equipment financing terms of the eighth phase.

On May 9, 2001, KBI and Alcatel signed an annex for the ninth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 8,500 thousand (US$8,840 at exchange rate as of December 31, 2002). On May 9, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the ninth phase. The ninth phase is divided in two sub-phases with the following amounts of deferred payments: sub-phase 1 in the amount of EURO 5,525 thousand (US$5,746 at exchange rate as of December 31, 2002) and sub-phase 2 in the amount of EURO 1,700 thousand (US$1,768 at exchange rate as of December 31, 2002). The liability for sub-phases 1 and 2 accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments for each sub-phase are to be made in six equal and consecutive semi-annual installments. The first installment for each sub-phase was to become due six months after the acceptance of the related equipment, but no later than June 14 and June 15, 2002 for sub-phases 1 and 2, respectively. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the ninth phase.

On June 22, 2001, KBI and Alcatel signed an annex for the tenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 8,570 thousand (US$8,913 at exchange rate as of December 31, 2002). On June 22, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the tenth phase. This agreement provides for the deferral of payment of the amount of EURO 7,284 thousand (US$7,575 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under the tenth phase. This agreement was amended on October 29, 2001. The amount of deferred payments is divided in sub-phases 1 and 2 in the amounts of EURO 6,946 thousand (US$7,224 at exchange rate as of December 31, 2002) and EURO 339 thousand (US$353 at exchange rate as of December 31, 2002), respectively. The liability for sub-phases 1 and 2 accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installments under sub-phases 1 and 2 were to become due six months after the acceptance of the related equipment, but no later than June 15 and July 1, 2002, respectively. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the tenth phase.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On July 20, 2001, KBI and Alcatel signed an annex for the eleventh phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 8,500 thousand (US$7,698). On July 20, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the eleventh phase. This agreement provides for the deferral of payment of the amount of EURO 7,225 thousand in respect of future deliveries of equipment under the eleventh phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was to become due six months after the acceptance of the related equipment, but no later than July 15, 2002. Interest should be repaid on the same dates in the full amount accrued as of the respective date. On August 17, 2002, KBI and Alcatel agreed to accelerate the repayment. As of December 31, 2002, all the equipment was delivered under the eleventh phase and all the principal and accrued interest were repaid.

On November 5, 2001, KBI and Alcatel signed an annex for the thirteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 9,300 thousand (US$9,672 at exchange rate as of December 31, 2002). On November 5, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the thirteenth phase. This agreement provides for the deferral of payment of the amount of EURO 7,905 thousand (US$8,221 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under the thirteenth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was to become due six months after the acceptance of the related equipment, but no later than August 25, 2002. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the thirteenth phase.

On November 12, 2001, KBI and Alcatel signed an annex for the fourteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 9,300 thousand (US$9,672 at exchange rate as of December 31, 2002). On November 12, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the fourteenth phase. This agreement provides for the deferral of payment of the amount of EURO 7,905 thousand (US$8,221 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under the fourteenth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was to become due six months after the acceptance of the related equipment, but no later than August 30, 2002. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the fourteenth phase.

On January 8, 2002, KBI and Alcatel signed an annex for the fifteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 14,190 thousand (US$14,758 at exchange rate as of December 31, 2002). On January 8, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the fifteenth phase. This agreement provides for the deferral of payment of the amount of EURO 12,061 thousand (US$12,543 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under the fifteenth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 2.9%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was to become due six months after the acceptance of the related equipment, but no later than October 31, 2002. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the fifteenth phase.

On January 8, 2002, KBI and Alcatel signed an annex for the sixteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 15,040 thousand (US$15,642 at exchange rate as of December 31, 2002). On January 8, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the sixteenth phase. This agreement provides for the deferral of payment of the amount of EURO 12,784 thousand (US$13,295 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under the sixteenth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 2.9%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment becomes due six months after the acceptance of the related equipment, but no later than January 10, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the sixteenth phase.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On March 27, 2002, KBI and Alcatel signed an annex for the seventeenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 14,376 thousand (US$14,951 at exchange rate as of December 31, 2002). On March 27, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the seventeenth phase. This agreement provides for the deferral of payment of the amount of EURO 12,220 thousand (US$12,709 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under the seventeenth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 2.9%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment becomes due six months after the acceptance of the related equipment, but no later than June 10, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the seventeenth phase.

On April 17, 2002, KBI and Alcatel signed an annex for the eighteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 11,646 thousand (US$12,112 at exchange rate as of December 31, 2002). On April 17, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the eighteenth phase. The eighteenth phase is divided in three sub-phases with the following amounts of deferred payments: sub-phase 1 in the amount of EURO 5,693 thousand (US$5,921 at exchange rate as of December 31, 2002), sub-phase 2 in the amount of EURO 2,208 thousand (US$2,296 at exchange rate as of December 31, 2002) and sub-phase 3 in the amount of EURO 1,998 thousand (US$2,078 at exchange rate as of December 31, 2002). The liability for sub-phases 1, 2 and 3 accrues interest at the EURO six-month EURIBOR rate plus 2.9%. The first installment for each sub-phase becomes due no later than June 15, 2003, May 1, 2003 and August 1, 2003, respectively. Principal repayments for each sub-phase are to be made in six equal and consecutive semi-annual installments. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the eighteenth phase.

On July 11, 2002, KBI and Alcatel signed an annex for the nineteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 12,000 thousand (US$12,480 at exchange rate as of December 31, 2002). On July 11, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the nineteenth phase. This agreement provides for the deferral of payment of the amount of EURO 10,200 thousand (US$10,608 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under the nineteenth phase. The liability will accrue interest at the EURO six-month EURIBOR rate plus 2.9%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment becomes due six months after the acceptance of the related equipment, but no later than August 28, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the nineteenth phase.

On August 27, 2002, KBI and Alcatel signed an annex for the twentieth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 12,000 thousand (US$12,480 at exchange rate as of December 31, 2002). On August 27, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the twentieth phase. This agreement provides for the deferral of payment of the amount of EURO 10,200 thousand (US$10,608 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under the twentieth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 2.9%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment becomes due six months after the acceptance of the related equipment, but no later than November 27, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the twentieth phase.

No deferral of payment under the twelve, twenty first, twenty second and twenty third phases was agreed between KBI and Alcatel.

In 2002, 2001 and 2000, interest of US$7,268, US$8,013 and US$8,117, respectively, was accrued under all agreements between KBI and Alcatel.

VimpelCom made all payments to Alcatel in respect of principal and accrued interest amounts in accordance with the above-mentioned agreements.

As of December 31, 2002, telecommunications equipment received from Alcatel with the carrying amount of US$96,608 was pledged as collateral to secure the liability to Alcatel.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

VimpelCom irrevocably, fully and unconditionally guaranteed KBI’s obligations under equipment financing agreements with Alcatel for the total amount of US$119,300.

Agreements between VimpelCom-Region and Alcatel

On August 31, 2001, VimpelCom-Region and Alcatel signed a frame contract for the supply of switching, radio and other telecommunications equipment (the “Frame Contract”) and Indent 1 to the Frame Contract (Indent 1) for the amount of EURO 9,344 thousand (US$9,718 at exchange rate as of December 31, 2002).

On September 21, 2001, VimpelCom-Region and Alcatel signed an agreement for the deferral of payment of the amount of EURO 9,344 thousand (US$9,718 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under Indent 1. The liability accrued interest at the EURO three-month rate plus 2%. The initial payment date under Indent 1 was February 28, 2002, extended until August 31, 2002. The first interest payment was to be made 30 days after the delivery of the last consignment of the equipment, but no later than December 31, 2001. In addition, interest payments were to be made on February 28, May 31, and August 31, 2002. Interest was to be repaid in the full amount accrued as of the respective date.

On December 20, 2002, VimpelCom-Region and Alcatel agreed to change the terms under Indent 1. Interest rate was changed to the EURO six-month EURIBOR rate plus 2.9%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment is to be made on June 27, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under Indent 1.

On September 21, 2001, VimpelCom-Region and Alcatel signed Indent 2 to the Frame Contract (“Indent 2”) for the amount of EURO 9,000 thousand (US$9,360 at exchange rate as of December 31, 2002). On September 21, 2001, VimpelCom-Region and Alcatel signed an agreement for the deferral of payment of the amount of EURO 9,000 thousand (US$9,360 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under Indent 2. The liability accrued interest at the EURO three-month EURIBOR rate plus 2%. Initial principal repayment date was March 21, 2002, extended until September 21, 2002. The first interest payment was to be made 30 days after the delivery of the last consignment of the equipment, but no later than January 21, 2002. In addition, interest payments were to be made on March 21, June 21, and September 21, 2002. Interest was to be repaid in the full amount accrued as of the respective date.

On December 20, 2002, VimpelCom-Region and Alcatel agreed to change the terms under Indent 2. Interest rate was changed to the EURO six-month EURIBOR rate plus 2.9%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment is to be made on June 27, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under Indent 2.

On September 16, 2002, VimpelCom-Region and Alcatel signed Indent 3 to the Frame Contract (“Indent 3”) for the amount of EURO 9,500 thousand (US$9,880 at exchange rate as of December 31, 2002). On September 16, 2002, VimpelCom-Region and Alcatel signed an agreement for the deferral of payment of the amount of EURO 8,075 thousand (US$8,398 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under Indent 3. The liability will accrue interest at the EURO three-month EURIBOR rate plus 5%. Principal repayment is to be made when VimpelCom-Region enters in certain financing arrangements, but no later than June 25, 2003. The first interest payment shall be made on March 25, 2003. The second interest payment shall be made together with the principal repayment. Interest should be repaid in the full amount accrued as of respective date. As of December 31, 2002, the equipment in the amount of EURO 9,500 thousand was delivered under Indent 3.

On October 31, 2002, VimpelCom-Region and Alcatel signed Indent 5 to the Frame Contract (“Indent 5”) for the amount of US$6,423. On October 31, 2002, VimpelCom-Region and Alcatel signed an agreement for the deferral of payment of the amount of US$5,460 in respect of future deliveries of equipment under Indent 5. The liability will accrue interest at the US dollar three-month LIBOR rate plus 5%. Principal repayment is to be made when VimpelCom-Region enters in certain financing arrangements, but no later than June 25, 2003. The first interest payment shall be made on March 25, 2003. The second interest payment shall be made together with the principal repayment. Interest should be repaid in the full amount accrued as of respective date. As of December 31, 2002, the equipment in the amount of EURO 1,106 thousand was delivered under Indent 5.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

No deferral of payment under Indent 4 was agreed between VimpelCom-Region and Alcatel.

In 2002, 2001 and 2000, interest of US$952, US$9 and US$0, respectively, was accrued under all agreements between VimpelCom-Region and Alcatel.

VimpelCom-Region made all payments to Alcatel in respect of principal and accrued interest amounts in accordance with the above-mentioned agreements.

As of December 31, 2002, telecommunications equipment received from Alcatel with the carrying amount of US$38,029 was pledged as collateral to secure the liability to Alcatel.

VimpelCom irrevocably, fully and unconditionally guaranteed VimpelCom-Region’s obligations under equipment financing agreements with Alcatel for the total amount of EURO 13,800 thousand (US$14,352 at exchange rate as of December 31, 2002).

Agreements between VimpelCom-Region and Ericsson

On September 28, 2001, VimpelCom-Region and Ericsson signed a contract for delivery of GSM equipment (the “Supply Contract”) and a purchase order under the Supply Contract for US$16,600. Under the contract, overdue amounts accrue interest at the US dollar LIBOR rate plus 3.5%. All the equipment under the Supply Contract was delivered before December 31, 2002.

On December 3, 2001, VimpelCom-Region and Ericsson Credit AB signed a credit agreement on the financing of the delivery of equipment under the Supply Contract in the amount of US$16,600 (the “Credit Agreement”). VimpelCom-Region obtained financing under the Credit Agreement in January and February 2002, and used the proceeds to repay its obligation to Ericsson under the Supply Contract. The liability under the Credit Agreement accrued interest at the US dollar LIBOR rate plus 2% and was repaid before December 31, 2002.

On January 9, February 5, July 15 and September 19, 2002, VimpelCom-Region and Ericsson Radio Systems AB (“Ericsson”) signed four purchase orders under the Supply Contract for US$2,979, US$27,316, US$519 and US$7,698.

On August 21, 2002, VimpelCom-Region and Ericsson Credit AB signed second tranche under the Credit Agreement on the financing of the delivery of equipment under the Supply Contract in the amount of US$70,000. The amount of the financing was subsequently reduced to US$45,642. VimpelCom-Region obtained financing under the Credit Agreement in 2002, and used the proceeds to repay its obligation to Ericsson under the Supply Contract. Initially the liability under the Credit Agreement accrued interest at the US dollar LIBOR rate plus 2% and was payable on December 20, 2002. On December 20, 2002 Ericsson extended the payment date until June 20, 2003 and interest rate was changed to US dollar LIBOR rate plus 5%.

On December 20, 2002, VimpelCom-Region and Ericsson signed a purchase order under the Supply Contract for US$10,500. There were no supplies under this Purchase Order before December 31, 2002.

On December 3, 2001, VimpelCom-Region and Ericsson Credit AB signed a pledge agreement. Under the pledge agreement, all the equipment received under the Supply Contract was pledged as security for obligations under the Credit Agreement. As of December 31, 2002, the carrying amount of the pledged equipment was US$51,407.

In 2002, 2001 and 2000, interest of US$1,596, US$67 and US$0, respectively, was accrued under all agreements between VimpelCom-Region and Ericsson.

VimpelCom-Region made all payments to Ericsson in respect of principal and accrued interest amounts in accordance with the above-mentioned agreements.

Agreements between VimpelCom-Region and Technoserve

On May 16, 2002, VimpelCom-Region and LLC Technoserve A/S (“Technoserve”) signed an agreement for delivery of GSM equipment for EURO 22,000 thousand (US$22,880 at exchange rate as of December 31, 2002). This agreement provides for the deferral of payment of the amount of EURO 18,700 thousand (US$19,448 at exchange rate as of December 31, 2002) in respect of the future deliveries of equipment. The liability will accrue interest at a rate of 10% per annum. The accrual of interest will start 91 day after the advance payment or after the last consignment of the equipment, whatever is later. Principal repayments are to be made in twelve equal and consecutive quarterly installments. The first installment becomes due three months after the delivery of the last consignment of the equipment.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Agreements between VimpelCom and Technoserve

On April 25, 2002, VimpelCom and Technoserve signed an agreement for delivery of GSM equipment for EURO 6,000 thousand (US$6,240 at exchange rate as of December 31, 2002). This agreement provides for the deferral of payment of the amount of EURO 5,100 thousand (US$5,304 at exchange rate as of December 31, 2002) in respect of the future deliveries of equipment.

The liability will accrue interest at a rate of 10% per annum. The accrual of interest will start 91 day after the advance payment or after the last consignment of the equipment, whatever is later. Principal repayments are to be made in twelve equal and consecutive quarterly installments. The first installment becomes due three months after the delivery of the last consignment of the equipment.

Agreements between VimpelCom and DataCom

On August 28, 2002, VimpelCom and Limited Liability Company General DataCom (“DataCom”) signed an agreement for delivery of telecommunications equipment for US$15,000. This agreement provides for the deferral of payment of the amount of US$12,750 in respect of the future deliveries of equipment.

The liability will accrue interest at the US dollar six-month LIBOR rate plus 2%. The accrual of interest will start after the delivery of the last consignment of the equipment. Principal repayments are to be made in twelve equal and consecutive quarterly installments. The first installment becomes due three months after the delivery of the last consignment of the equipment.

Amounts outstanding in connection with VimpelCom’s equipment financing consisted of the following at December 31:

	2002		2001

Alcatel (agreements with KBI):
Supplier credit facilities	US$	119,315	US$	90,855
Accrued interest		2,343		1,624
Alcatel (agreements with VimpelCom-Region):
Supplier credit facilities		23,877		15,334
Accrued interest		58		9
Ericsson (agreements with VimpelCom-Region):
Supplier credit facilities		45,486		16,600
Accrued interest		74		64
Technoserve A/S (agreements with VimpelCom-Region):
Supplier credit facilities		10,981		—
Accrued interest		12		—
Technoserve A/S (agreements with VimpelCom):
Supplier credit facilities		4,002		—
Accrued interest		4		—
DataCom (agreements with VimpelCom):
Supplier credit facilities		6,257		—
Accrued interest		—		—
Other		3,633		—

		216,042		124,486
Less current portion		(134,617)		(68,290)

Total long-term equipment financing	US$	81,425	US$	56,196

Future payments under bank loans, senior convertible notes and supplier credit facilities are as follows:

OPEN JOINT STOCK COMPANY “VIMPEL–COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2003	US$176,268
2004	70,283
2005	374,313
2006	16,721
2007	12,995

US$650,580

Capital Lease Obligations

As of December 31, 2002, Cellular Company had obligations under lease agreements with Motorola of US$3,196. Equipment under the lease agreements was received by Cellular Company before it was acquired by VimpelCom-Region (Note 4). Under the lease agreements, the ownership of the leased assets is to be transferred to Cellular Company after the end of the lease term and execution of all lease payments. Equipment received under these agreements was accounted for as capital leases.

As of December 31, 2002, Bee-Line Samara had obligations under lease agreements with Sberbankinveststroy of US$1,571. Equipment under the lease agreements was received by Bee-Line Samara before it was acquired by VimpelCom (Note 4). Under the lease agreements, the ownership of the leased assets is to be transferred to Bee-Line Samara after the end of the lease term and execution of all lease payments. Equipment received under these agreements was accounted for as capital leases.

Shareholders’ Equity

In 1996, VimpelCom issued 6,426,600 shares of preferred stock. As of December 31, 2002, all of the shares of preferred stock were owned by Eco Telecom. Each share of preferred stock entitles its holder to one vote, to receive a fixed dividend of .001 ruble per share per year, and to receive a fixed liquidation value of .005 rubles per share in the event of VimpelCom’s liquidation, to the extent there are sufficient funds available. As of December 31, 2002, this liquidation preference amounted to approximately US$2.2 at the official year-end exchange rate. Each share of preferred stock is convertible into one share of common stock at any time after June 30, 2016 at the election of the holder upon payment to VimpelCom of a conversion premium equal to 100% of the market value of one share of common stock at the time of conversion. If Eco Telecom defaults on its capital contributions to VimpelCom-Region under the agreements dated May 30, 2001 (Note 1), VimpelCom has the right to purchase, and Eco Telecom has the obligation to sell, all or a portion of the preferred stock at a purchase price of .01 rubles per share. Pursuant to contractual arrangements with VimpelCom, all shares of preferred stock are subject to transfer restrictions until the fulfillment of the agreements dated May 30, 2001 (Note 1).

On December 1, 1998, VimpelCom and Telenor signed a Share Purchase Agreement under which Telenor agreed to acquire 8,902,201 newly-issued shares of VimpelCom’s common stock for US$162,000, or US$18.19 per share (US$13.64 per ADS equivalent), plus interest at a rate of 4.25% per annum on unpaid amounts accruing from the date of VimpelCom shareholders’ approval on January 29, 1999. Telenor made all required payments in accordance with the Share Purchase Agreement. The last payment of US$22,741 was made on January 5, 2000, which entitled Telenor to additional voting rights and other rights of a shareholder in respect of 1,202,201 shares.

Under the agreement dated December 1, 1998, prior to the occurrence of certain transactions, VimpelCom had the right to purchase from Telenor a part of the shares previously issued to Telenor. The number of shares that could be purchased was limited by a condition that Telenor’s share in VimpelCom’s total outstanding voting capital stock should not become less than 25% plus one share after the call option is exercised. In December 2000, VimpelCom purchased 250,000 shares of common stock for US$4,993 from Telenor under its call option to provide for shares to support grants under VimpelCom’s stock option plan (see Note 23). These shares were held by VC ESOP N.V., a consolidated subsidiary of VimpelCom, (202,351 shares and 250,000 shares as of December 31, 2002 and 2001, respectively) and were treated as treasury shares in the accompanying consolidated financial statements.

On June 26, 2000, VimpelCom purchased 103,239 shares of its common stock for US$5,524.

OPEN JOINT STOCK COMPANY “VIMPEL–COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On July 28, 2000, VimpelCom completed the offering of 3,643,675 shares (4,858,233 ADSs) of its common stock registered with the SEC, which included 3,118,675 newly-issued shares (4,158,233 ADSs) raising US$79,372 (net of cost of issuance of US$8,177), 421,761 shares (562,348 ADSs) purchased from a former executive officer of VimpelCom at the gross offering price and 103,239 shares of treasury stock (137,652 ADSs). The amount of US$2,666 representing the excess of the cost of acquisition of the treasury stock over the proceeds from the sales of treasury stock was deducted from retained earnings in the accompanying consolidated financial statements. In a transaction exempt from registration under Securities Act of 1933, as amended, consummated concurrently with the offering, Telenor purchased 2,400,532 ADSs at the public offering price.

On June 23, 2000, VimpelCom entered into a US$50,000 working capital bridge facility with Telenor and made drawings for the full amount of the facility. The interest rate on the facility was six-month US dollar LIBOR rate plus 3% per annum, and structuring and facility fees amounted to US$800. VimpelCom was required to repay the facility in full prior to the closing of the offering of its equity securities, and Telenor was required to use the funds received from such repayment to purchase VimpelCom’s equity securities at the public offering price in transactions that were exempt from registration. The total amount of borrowings plus accrued interest of US$320 and structuring and facility fees of US$800 was repaid to Telenor on July 28, 2000. Accordingly, structuring and facility fees of US$800 were included in the cost of issuance of common stock.

As of December 31, 2002 and 2001, 2,080,926 shares (2,774,568 ADSs) of VimpelCom’s common stock issued on July 28, 2000 were held by VC Limited, a consolidated affiliate of VimpelCom. These shares were treated as treasury shares in the accompanying consolidated financial statements.

VC Limited is a special purpose entity formed under the laws of the British Virgin Islands for the purpose of holding the ADSs that are intended to be used to satisfy the conversion obligations under the convertible notes (Note 13). VimpelCom does not own directly or indirectly any shares of VC Limited. However, VimpelCom controls VC Limited pursuant to an agreement between VimpelCom and the sole shareholder of VC Limited by which VimpelCom has an irrevocable proxy to vote the shares of VC Limited for all purposes. In addition, VimpelCom Finance B.V., a wholly-owned subsidiary of VimpelCom, has a call option on the shares of VC Limited exercisable after redemption or conversion of all outstanding convertible notes. As of December 31, 2002 and 2001, the assets of VC Limited primarily consisted of shares of VimpelCom’s common stock with the cost of US$57,600 and US$57,600, respectively. The liabilities of VC Limited primarily consisted of a loan due to VimpelCom B.V., a subsidiary of VimpelCom Finance B.V., in the amount of US$62,001 and US$58,842 as of December 31, 2002 and 2001, respectively. There were no other material assets and liabilities in the financial statements of VC Limited as of December 31, 2002 and 2001. Expenses of VC Limited for the years ended December 31, 2002, 2001 and 2000 primarily consisted of interest expense on the loan due to VimpelCom B.V. in the amount of US$3,159, US$2,807 and US$1,228, respectively. VC Limited had no other material revenues or expenses for each of the three years in the period ended December 31, 2002. VimpelCom believes that it has no material exposure to loss as a result of its involvement with VC Limited.

On October 8, 2001, VimpelCom purchased 3,744 shares of its common stock for US$75. On November 5, 2001, all of these shares were sold to Telenor for US$75.

On November 5, 2001, VimpelCom issued 5,150,000 shares of common stock (6,866,667 ADS) to Eco Telecom, raising US$92,197 (net of cost of issuance of US$10,803).

In 2002, VimpelCom sold 47,649 shares of its common stock for US$1,917. The excess of the proceeds over the cost of treasury shares sold in the amount of US$965 was allocated to additional paid-in capital in the accompanying consolidated financial statements.

Each outstanding share of VimpelCom’s common stock entitles its holder to participate in shareholders meetings, to receive dividends in such amounts as have been validly determined by the board of directors or the shareholders, and in the event of VimpelCom’s liquidation, to receive part of VimpelCom’s assets to the extent there are sufficient funds available.

In accordance with Russian legislation, VimpelCom can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements, not out of amounts previously transferred to reserves. Dividends to shareholders – residents of Russia are subject to a 6% withholding tax. Dividends to other shareholders are subject to a 15% withholding tax which may be reduced or eliminated by double tax treaties. Transfers to reserves have been insignificant through December 31, 2002. As of December 31, 2002, VimpelCom’s retained earnings distributable under Russian legislation were US$36,045 at the official year-end exchange rate.

F-31

OPEN JOINT STOCK COMPANY “VIMPEL–COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002, the amount of consolidated retained earnings of VimpelCom represented by undistributed earnings of companies which are accounted for using the equity method was US$1,367.

VimpelCom-Region

Under the agreements on investments in VimpelCom-Region, dated May 2001, by and among VimpelCom, VimpelCom-Region, Eco Telecom and Telenor, VimpelCom contributed US$103,000 as equity to VimpelCom-Region (Note 1). In addition, Eco Telecom was to invest a total of US$117,000 of equity directly into VimpelCom-Region in two equal tranches, in November 2002 and November 2003. Telenor and VimpelCom had options, either collectively or individually, to invest up to an aggregate of US$117,000 directly in VimpelCom-Region simultaneously with each of Eco Telecom’s contributions.

On December 3, 2001, VimpelCom-Region sold to Eco Telecom 1,323 newly-issued shares of convertible voting preferred stock of VimpelCom-Region for a purchase price of approximately US$0.4. Each share of preferred stock entitles its holder to one vote, to receive a fixed dividend of .01 ruble per share per year, and to receive a fixed liquidation value of 20 rubles per share in the event of VimpelCom-Region’s liquidation, to the extent there are sufficient funds available. As of December 31, 2002, this liquidation preference amounted to approximately US$0.8 at the official year end exchange rate. Each share of preferred stock is convertible into one share of common stock, but no later than April 1, 2050, upon an official registration of common stock issue. There is no premium payable on conversion. In accordance with the agreements on investments in VimpelCom-Region, dated May 30, 2001, the shares of preferred stock should be re-distributed between Eco Telecom, VimpelCom and Telenor upon equity contributions to VimpelCom-Region in order to maintain certain percentage of the parties in the voting capital stock of VimpelCom-Region. Upon the fulfillment of the agreements dated May 30, 2001, the shares of preferred stock shall be converted into common stock.

In addition, on December 3, 2001, VimpelCom sold to Eco Telecom one share of common stock of VimpelCom-Region for a purchase price of US$40.

On May 15, 2002, the annual shareholders’ meeting of VimpelCom approved the following changes to the agreements on investments in VimpelCom-Region, dated May 30, 2001.

VimpelCom converted its options to purchase newly-issued shares of VimpelCom-Region into an obligation and accelerated this obligation to November 2002, and Telenor accelerated its corresponding options to November 2002, in each case, subject to extension in certain instances. Eco Telecom’s investments in VimpelCom-Region were scheduled as required under the original agreements dated May 30, 2001: US$58,480 in November 2002 and US$58,520 in November 2003, with each date subject to extension in certain cases, unless Eco Telecom chooses to accelerate all or a portion of its third tranche investment.

VimpelCom committed to provide VimpelCom-Region with a combination of secured loans, guarantees and leases of equipment and other assets with a total value of up to US$92,000, and with unsecured credits of up to US$30,000, with terms up to six years.

To the extent that external financing is not obtained by February 2005 in an amount necessary to meet VimpelCom-Region’s five-year funding plan, VimpelCom-Region will give each of its shareholders the right to contribute to its capital the amount of cash necessary to make up the funding shortfall on a pro rata basis. If any shareholder does not exercise its right to make such capital contribution in full, the other shareholders which fully contribute their pro rata amount will have the right to contribute all or a portion of such non-contributing shareholder’s capital contribution on a pro rata basis. The shareholders of VimpelCom-Region further agreed to vote in favor of, and take all actions necessary to effect the issuance of VimpelCom-Region ordinary shares in connection with such capital contribution; provided that such obligation will not be applicable if the aggregate amount of the additional funds raised by VimpelCom-Region (excluding the capital increases in connection with the second and third closings in November 2002 and November 2003, respectively) exceeds US$300,000.

OPEN JOINT STOCK COMPANY “VIMPEL–COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

VimpelCom-Region’s Board of Directors was disbanded as part of the unified management structure of VimpelCom and VimpelCom-Region.

On November 12, 2002, VimpelCom, Eco Telecom and Telenor each purchased 1,462 newly-issued shares of VimpelCom-Region’s common stock for US$58,480. Simultaneously, Eco Telecom sold 231 and 860 shares of VimpelCom-Region’s preferred stock to Telenor and VimpelCom, respectively, at a price of 20 rubles per share. The closing represents the second tranche of equity investments into VimpelCom-Region in accordance with the agreement dated May 30, 2001, as amended. Following the completion of this tranche, VimpelCom’s interest in VimpelCom-Region became 64.99%.

As of December 31, 2002, issued and outstanding common stock of VimpelCom-Region comprised 8,355 shares.

Capital contributions of Eco Telecom and Telenor in VimpelCom-Region exceeded 35.01% of net assets of VimpelCom-Region after the contributions by US$23,073. The gain on the sale of newly-issued stock of a subsidiary was included in additional paid-in capital in the consolidated financial statements of VimpelCom for the year ended December 31, 2002.

Income Taxes

The Russian Federation was the only tax jurisdiction in which VimpelCom’s income was subject to taxation.

On August 5, 2000, the Profits tax law was amended to allow local authorities to increase the statutory tax rate by up to 5%. On November 29, 2000, the authorities of the city of Moscow enacted an increase in the statutory tax rate from 30% to 35% effective January 1, 2001.

On August 6, 2001, a law was signed which introduced certain changes in Russian tax legislation reducing the statutory income tax rate from 35% to 24% effective January 1, 2002. The effect of the new tax legislation was recognized in the period of enactment.

OPEN JOINT STOCK COMPANY “VIMPEL–COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income tax expense (benefit) consisted of the following for the years ended December 31:

	2002	2001	2000

Current income taxes	US$58,324	US$28,509	US$1,333
Deferred taxes	(8,385)	(9,970)	(15,676)

	US$49,939	US$18,539	US$(14,343)

A reconciliation between the income tax expense reported in the accompanying consolidated financial statements and income before taxes multiplied by the statutory tax rates of 30% (from January 1, 2000 through December 31, 2000), 35% (from January 1, 2001 through December 31, 2001) and 24% (from January 1, 2002 through December 31, 2002) for the years ended December 31 is as follows:

	2002	2001	2000

Income tax expense (benefit) computed on income before taxes at statutory tax rate	US$42,647	US$23,046	US$(27,630)
Effect of investment incentive deductions	—	(16,460)	(1,472)
Effect of non-deductible expenses and other permanent differences	6,528	16,460	13,152
Effect of deductible temporary differences not recognized as measured by the change in valuation allowance	764	1,289	(1,052)
Effect of changes in tax rate	—	(5,796)	2,659

Income tax expense (benefit) reported in accompanying consolidated financial statements	US$49,939	US$18,539	US$(14,343)

The deferred tax balances were calculated by applying the presently enacted statutory tax rate applicable to the period in which the temporary differences between the carrying amounts and tax base of assets and liabilities are expected to reverse. The amounts reported in the accompanying consolidated financial statements at December 31 consisted of the following:

OPEN JOINT STOCK COMPANY “VIMPEL–COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2002	2001

Deferred tax assets:
Accrued operating and interest expenses	US$ 5,192	US$15,587
Deferred revenue	9,868	3,778
Bad debts, net of revenue accrual	2,599	—
Loss carry-forwards	5,736	6,114

	23,395	25,479
Valuation allowance	(7,532)	(6,768)

	15,863	18,711
Deferred tax liabilities:
Revenue accrual, net of bad debts	—	9,771
Non-current assets	33,854	18,214
Forward agreement	1,494	—

	35,348	27,985

Net deferred tax liabilities	19,485	9,274
Add current deferred tax assets	15,742	8,940

Total long-term net deferred tax liability	US$35,227	US$18,214

For financial reporting purposes, a valuation allowance has been recognized to reflect management’s estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences.

For Russian income tax purposes, VimpelCom has accumulated tax losses incurred in 2000, 2001 and 2002, which may be carried forward for use against future income. Its use is restricted to a maximum of 30% of taxable income. Tax loss carry forwards may be eroded by future devaluation of the ruble. As of December 31, 2002, for Russian income tax purposes, VimpelCom had tax losses available to carry forward of approximately US$23,898 expiring as follows:

December 31, 2010	US$3,753
December 31, 2011	1,662
December 31, 2012	18,483

Valuation and Qualifying Accounts

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2002, 2001 and 2000:

Balance as of December 31, 1999	US$ 5,910
Provision for bad debts	21,778
Accounts receivable written off	(20,709)

Balance as of December 31, 2000	6,979
Provision for bad debts	16,088
Accounts receivable written off	(14,469)

Balance as of December 31, 2001	8,598
Provision for bad debts	25,408
Accounts receivable written off	(21,090)

Balance as of December 31, 2002	US$12,916

OPEN JOINT STOCK COMPANY “VIMPEL–COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The provision for bad debts included in the accompanying consolidated statements of operations is net of related value added taxes of US$4,235, US$2,682 and US$3,630 for the years ended December 31, 2002, 2001 and 2000, respectively.

Related Party Transactions

Transactions between VimpelCom and its related parties, except for the transactions described below, consist primarily of services from the related parties and loans to them, which are not material to the financial results of VimpelCom.

Balances due from related parties, which are equity investees, except for Telenor Russia AS, which is not an equity investees, consisted of the following as of December 31:

	2002	2001

Telenor Russia AS	US$ —	US$940
Bee-Line Togliatti	1,411	—
Other	672	11

	US$2,083	US$951

As of December 31, 2001, the amount due from Telenor Russia AS, a company registered in Norway and affiliated with Telenor, represents advances issued under the contract for supply of computer hardware and software.

The amount due from Bee-Line Togliatti, a 50%-owned investee of Bee-Line Samara, mainly represents accounts receivable under the contract for telecommunications services.

Balances due to related parties consisted of the following as of December 31:

	2002	2001

Bee-Line Togliatti	US$1,823	US$—
Telenor Invest AS	999	—
Telenor Mobile Communication AS	395	—
Telenor Russia AS	342	340
FinMark Strategy Partners LLC	173	181
Other	382	362

	US$4,114	US$883

On June 30, 2000, the Board of Directors of VimpelCom approved a transaction with one of the executive officers of VimpelCom (the “Executive Officer”). According to the agreement, VimpelCom was obliged to pay remuneration to the Executive Officer for the pledge of shares of VimpelCom’s common stock as a collateral for borrowings under the credit line from Sberbank. The remuneration was calculated as 2% of the outstanding amount of borrowings under the credit line. Total remuneration accrued and included in interest expense in the accompanying consolidated statements of operations for the years ended December 31, 2001 and 2000 was US$171 and US$1,119, respectively. The remuneration was paid to Executive Officer in two installments, in February and July 2001. In 2001, the shares of VimpelCom’s common stock were released from the pledge.

The amount due to Bee-Line Togliatti mainly represents accounts payable under the contract for maintenance of telecommunications equipment.

The amounts due to Telenor Invest AS and Telenor Mobile Communication AS, companies registered in Norway and affiliated with Telenor, represent accounts payable by Extel for services under consultancy and other agreements.

On April 1, 1999, VimpelCom and Telenor Russia AS signed a Service Obligation Agreement (“Telenor Service Obligation Agreement”). Total expense in respect of management fees under the Telenor Service Obligation Agreement included in selling, general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 2002, 2001 and 2000 amounted to US$774, US$525 and US$672, respectively. As of December 31, 2002 and 2001, the liability to Telenor Russia AS amounted to US$205 and US$340, respectively.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On July 6, 2000, VimpelCom and AXF Consulting LLC, a US company controlled by a director of VimpelCom, signed a Service Obligation Agreement, with an amendment concluded in May 2001. In October 2001, AXF Consulting LLC changed its name to FinMark Strategy Partners LLC (“FinMark”). In accordance with the Service Obligation Agreement, FinMark provides advising and consulting services to VimpelCom. The total cost in respect of the Service Obligation Agreement recorded in the accompanying consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 amounted to US$690, US$1,288 and US$804, respectively. As of December 31, 2002 and 2001, the liability to FinMark was US$173 and US$181, respectively. In accordance with an agreement between VimpelCom and FinMark, VimpelCom will pay a fixed service fee to FinMark until December 31, 2003. The amount of the fee is US$575 per annum, net of all applicable taxes. If the personnel accepted under the agreement ceases to have the status as a director of the Board of VimpelCom, then VimpelCom will have the right to suspend the services under the agreement and withhold a pro rata portion of the annual fee. In May 2002, the personnel accepted under the agreement ceased to have the status as a director of the Board of VimpelCom.

Earnings per Share

Net income (loss) per common share for all periods presented has been determined in accordance with SFAS No. 128, “Earnings per Share”, by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Net income (loss) per share of common stock has been adjusted by a factor of 1.33 to determine net income per ADS equivalent as each ADS is equivalent to three-quarters of one share of common stock.

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,

	2002		2001		2000

	(In thousands, except per share amounts)
Numerator:
Net income (loss)	US$	129,552	US$	47,301	US$	(77,801)
Denominator:
Denominator for basic earnings per share – weighted average shares		38,014		33,642		30,264
Effect of dilutive securities:
Convertible preferred stock		6,426		6,426		—
Employee stock options		49		—		—

Denominator for diluted earnings per share – assumed conversions	US$	44,489	US$	40,068	US$	30,264

Basic net income (loss) per common share	US$	3.41	US$	1.41	US$	(2.57)

Diluted net income (loss) per common share	US$	2.91	US$	1.18	US$	(2.57)

The following items were not included in the computation of earnings per share assuming dilution because they would not have a dilutive effect for the periods presented in the accompanying consolidated financial statements: senior convertible notes for the years ended December 31, 2002, 2001 and 2000, employee stock options for the years ended December 31, 2001 and 2000, convertible preferred stock for the year ended December 31, 2000.

Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, requires companies to provide certain information about their operating segments. VimpelCom has two reportable segments: the Moscow license area and the regions outside of the Moscow license area (the “Regions”). The Moscow license area includes the city of Moscow and the Moscow region. The Regions include all other regions of the Russian Federation.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Management decided to organize the enterprise based on geographical areas. Management analyses the reportable segments separately because of different economic environments and stages of development of markets of wireless telecommunications services in different geographical areas, requiring different investment and marketing strategies. The Moscow license area represents a more developed market for VimpelCom’s services compared to the Regions.

The Board of Directors and management utilize more than one measurement and multiple views of data to measure segment performance. However, the dominant measurements are consistent with VimpelCom’s consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments primarily based on revenue, operating income, income before income taxes and net income along with cash flows and overall economic returns. Intersegment revenues are eliminated in consolidation. Intersegment revenues may be accounted for at amounts different from sales to unaffiliated companies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, as discussed in Note 2.

Year ended December 31, 2002

	Moscow License Area		Regions		Total

Total operating revenues from external customers	US$	698,674	US$	80,970	US$	779,644
Total intersegment revenues		19,755		7,043		26,798
Depreciation and amortization		86,367		11,325		97,692
Operating income (loss)		238,477		(12,928)		225,549
Interest income		8,110		381		8,491
Interest expense		44,208		4,425		48,633
Income (loss) before income taxes and minority interest		199,759		(21,975)		177,784
Income tax expense		49,112		827		49,939
Net income (loss)		150,644		(23,192)		127,452
Segment assets		1,411,948		532,492		1,944,440
Goodwill		13,010		15		13,025
Expenditures for long-lived assets		331,593		256,230		587,823

Year ended December 31, 2001

	Moscow License Area		Regions		Total

Total operating revenues from external customers	US$	416,936	US$	10,960	US$	427,896
Total intersegment revenues		3,451		1,013		4,464
Impairment of long-lived assets		—		—		—
Depreciation and amortization		59,266		2,104		61,370
Operating income (loss)		94,363		(6,695)		87,668
Interest income		5,731		2		5,733
Interest expense		26,528		337		26,865
Income (loss) before income taxes and minority interest		73,273		(7,089)		66,184
Income tax expense (benefit)		18,629		(90)		18,539
Net income (loss)		55,049		(6,981)		48,068
Segment assets		888,753		162,106		1,050,859
Goodwill		13,010		—		13,010
Expenditures for long-lived assets		165,926		101,739		267,665

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2000

	Moscow License Area		Regions		Total

Total operating revenues from external customers	US$	285,437	US$	236	US$	285,673
Total intersegment revenues		154		—		154
Impairment of long-lived assets		66,467		—		66,467
Depreciation and amortization		60,021		1		60,022
Operating loss		(73,477)		(2,087)		(75,564)
Interest income		4,039		—		4,039
Interest expense		21,089		—		21,089
Loss before income taxes and minority interest		(91,071)		(2,095)		(93,166)
Income tax benefit		(14,343)		—		(14,343)
Net loss		(77,000)		(2,095)		(79,095)
Segment assets		701,050		4,069		705,119
Goodwill		12,699		—		12,699
Expenditures for long-lived assets		105,018		3,589		108,607

A reconciliation of VimpelCom’s total segment financial information to the corresponding consolidated amounts follows:

Revenues

	2002		2001		2000

Total operating revenues from external customers for reportable segments	US$	779,644	US$	427,896	US$	285,673
Total intersegment revenues for reportable segments		26,798		4,464		154
Elimination of intersegment revenues		(26,798)		(4,464)		(154)

Total consolidated operating revenues	US$	779,644	US$	427,896	US$	285,673

Net income (loss)

	2002		2001		2000

Total net income (loss) for reportable segments	US$	127,452	US$	48,068	US$	(79,053)
Elimination of intersegment net income (loss)		2,100		(767)		1,252

Net income (loss)	US$	129,552	US$	47,301	US$	(77,801)

Assets

	December 31, 2002		December 31, 2001

Total assets for reportable segments	US$	1,944,440	US$	1,050,859
Elimination of intercompany receivables		(251,696)		(125,053)

Total consolidated assets	US$	1,692,744	US$	925,806

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other significant items:

	Year ended December 31, 2002

	Segment Totals		Adjustments		Consolidated Totals

Depreciation and amortization	US$	97,692	US$	(275)	US$	97,417
Operating income		225,549		(757)		224,792
Interest income		8,491		(1,322)		7,169
Interest expense		48,633		(2,047)		46,586
Income before income taxes and minority interest		177,784		(87)		177,697
Income tax expense		49,939		—		49,939
Expenditures for long-lived assets		587,823		(9,507)		578,316

	Year ended December 31, 2001

	Segment Totals		Adjustments		Consolidated Totals

Impairment of long-lived assets	US$	—	US$	—	US$	—
Depreciation and amortization		61,370		(64)		61,306
Operating income		87,668		(518)		87,150
Interest income		5,733		—		5,733
Interest expense		26,865		—		26,865
Income before income taxes and minority interest		66,184		(337)		65,847
Income tax expense		18,539		—		18,539
Expenditures for long-lived assets		267,665		(12,656)		255,009

	Year ended December 31, 2000

	Segment totals		Adjustments		Consolidated Totals

Impairment of long-lived assets	US$	66,467	US$	—	US$	66,467
Depreciation and amortization		60,022		—		60,022
Operating loss		75,564		(1,068)		74,496
Interest income		4,039		—		4,039
Interest expense		21,089		—		21,089
Loss before income taxes and minority interest		93,166		(1,067)		92,099
Income tax benefit		14,343		—		14,343
Expenditures for long-lived assets		108,607		882		109,489

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Option Plan

VimpelCom’s 2000 Stock Option Plan adopted on December 20, 2000 authorized the grant of options to management personnel for up to 250,000 shares of VimpelCom’s common stock. The following table summarizes the activity for the plan.

	Number of Options

	2002	2001	2000

Options outstanding, beginning of year	244,125	231,375	—
Options granted	3,000	28,500	231,375
Options exercised	(94,250)	—	—
Options forfeited	(4,500)	(15,750)	—

Options outstanding, end of year	148,375	244,125	231,375

Options exercisable, end of year	138,239	137,813	—

No options expired in the years ended December 31, 2002 and 2001. The exercise price for all the options granted is US$23.60 per share (US$17.70 per ADS equivalent). No compensation expense was recognized in the years ended December 31, 2001 and 2000, because the exercise price of VimpelCom’s employee stock options exceeded the market price of the underlying stock on the dates of grant. The weighted average grant-date fair value of options granted during the years ended December 31, 2002, 2001 and 2000 were US$20.33 (US$15.25 per ADS equivalent), US$11.63 (US$8.72 per ADS equivalent) and US$13.36 (US$10.02 per ADS equivalent), respectively.

The options granted vest at varying rates over one to three year periods. If certain events provided for in 2000 Stock Option Plan occur, the vesting period for certain employees is accelerated.

All the options granted expire in December 2004. VimpelCom can accelerate the expiration date. As of December 31, 2002, the weighted average contractual life of outstanding options was two years. VimpelCom recognizes compensation costs for awards with graded vesting schedules on a straight-line basis over two to three year periods.

The manner of exercise of stock options in the year ended December 31, 2002 required variable accounting for stock-based compensation under APB No. 25 and related Interpretations. The amount of compensation expense in respect of 2000 Stock Option Plan included in the accompanying consolidated statements of operations was US$4,085 in the year ended December 31, 2002.

Pro forma information regarding net income (loss) and net income (loss) per common share is required by SFAS No. 123, and has been determined as if VimpelCom has accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the dates of grant using a Black-Scholes option pricing model with the following weighted-average assumptions.

	2002	2001	2000

Risk-free interest rate	1.4%	3.1%	4.3%
Expected dividends yield	0.0%	0.0%	0.0%
Volatility factor of expected market price of VimpelCom’s common stock	1.002	1.070	1.172
Weighted average expected life of the options (years)	2.0	2.0	2.3

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because VimpelCom’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Contingencies

The Russian economy while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the government’s continued actions with regard to supervisory, legal, and economic reforms.

The taxation system in Russia is evolving as the central government transforms itself from a command to a market oriented economy. There were many Russian Federation tax laws and related regulations introduced in 2002 and previous years which were not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, Central Bank officials and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management’s best estimate. Management’s estimate of the amount of potential liabilities that can be subject to different interpretations of the tax laws and regulations and are not accrued in the accompanying financial statements could be up to approximately US$7,500. Management believes that it is not probable that the ultimate outcome of such matters would result in a liability.

As of December 31, 2002, VimpelCom does not believe that any material matters exist relating to the developing markets and evolving fiscal and regulatory environment in Russia, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be misleading.

In the ordinary course of business, VimpelCom may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which VimpelCom operates. In the opinion of management, VimpelCom’s liability, if any, in all pending litigation, other legal proceeding or other matters other than what is discussed above, will not have a material effect upon the financial condition, results of operations or liquidity of VimpelCom.

VimpelCom’s operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations. The likelihood of such occurrences and their effect on VimpelCom could have a significant impact on the VimpelCom’s ability to continue operations. VimpelCom does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia.

VimpelCom’s ability to generate revenues in Moscow and the Moscow region is dependent upon the operation of the wireless telecommunications networks under its licenses. VimpelCom’s AMPS/D-AMPS license to operate in the Moscow license area expires in November 2007, while the GSM license for the Moscow license area expires in April 2008. Resolution No. 642, dated June 5, 1994, of the Government of the Russian Federation defines the circumstances under which a license may be revoked. Under this resolution, grounds for termination are both broad and subjective and there is little precedent upon which to determine the practical likelihood of termination.

VimpelCom is dependent upon a small number of suppliers, principally Alcatel and Ericsson, for purchases of wireless telecommunications equipment. Similarly, there is only a small number of telephone line capacity suppliers in Moscow. In the year ended December 31, 2002, VimpelCom purchases telephone line capacity primarily from two suppliers: Teleross and Digital Telephone Networks.

VimpelCom’s AMPS licenses to operate wireless networks in the regions (not including Moscow and the Moscow region) include a condition to make non-returnable contributions to the development of the public switched telecommunications network of the Russian Federation. The amount of contribution is unspecified and will be agreed with or determined by the respective local administrations. VimpelCom has made no significant payments and it is not possible to determine the amount that will eventually become payable.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Quarterly Financial Data (Unaudited)

The following table sets forth selected highlights for each of the fiscal quarters during the years ended December 31, 2002 and 2001 (US dollars in thousands, except per share data):

	March 31		June 30		September 30		December 31		Year

2002
Net operating revenues	US$	145,060	US$	173,381	US$	221,077	US$	228,978	US$	768,496
Operating income		44,320		49,876		76,136		54,460		224,792
Net income		28,046		21,941		40,487		39,078		129,552
Net income per common share – basic		0.74		0.58		1.06		1.03		3.41
Net income per common share – diluted		0.63		0.49		0.91		0.88		2.91

2001
Net operating revenues	US$	79,743	US$	94,679	US$	114,098	US$	134,082	US$	422,602
Operating income		13,981		20,643		25,459		27,067		87,150
Net income		5,126		9,414		13,915		18,846		47,301
Net income per common share – basic		0.16		0.29		0.42		0.52		1.41
Net income per common share – diluted		0.13		0.24		0.35		0.44		1.18

The aggregate effect of adjustments recorded in the three-month period ended December 31, 2002 and relating to the nine-month period ended September 30, 2002 was US$5,296 and US$4,025 decrease in operating income and net income, respectively.

Subsequent Events

Purchase of StavTeleSot

In January 2003, VimpelCom-Region acquired 90% of common stock of Open Joint Stock Company StavTeleSot, a cellular operator in the Stavropol region, for US$38,400.

Equipment Financing Obligations

On January 10, 2003, VCR and Ericsson signed a purchase order under the Supply Contract for US$11,493. VCR expects to finance the delivery of equipment under the purchase order with a credit from Ericsson Credit AB.

On January 15, 2003, VimpelCom, Nordea Bank Sweden AB and Bayerische Hypo- und Vereinsbank AG signed a credit agreement (“Nordea Bank Credit Agreement”) on the financing of the delivery of equipment under the Supply Contract in the amount of US$35,700. The liability under this credit agreement will accrue interest at the US dollar LIBOR rate plus 0.7% per annum.

On January 15, 2003, VimpelCom and Nordea Bank Sweden AB signed a pledge agreement. Under the pledge agreement, all the equipment received under the Supply Contract and financed by Nordea Bank Credit Agreement will be pledged as security for obligation under the Nordea Bank Credit Agreement.

List of Exhibits

Exhibit No	Description

1	Charter of VimpelCom.+^^^

2.1	Deposit Agreement, dated November 20, 1996, by and among VimpelCom, The Bank of New York, as the depositary, and all owners or beneficial owners of ADRs.*

2.2	Form of Indenture, by and among VimpelCom B.V., VimpelCom, and The Bank of New York, as trustee, governing VimpelCom B.V.’s 5.5% Convertible Notes due 2005.***

2.3	Loan Agreement, dated April 23, 2002, by and between VimpelCom and J.P. Morgan AG.^^^

2.4	Trust Deed, dated April 26, 2002, by and between J.P. Morgan AG and The Bank of New York.^^^

4.1	License No. 10005 for the territory of the Moscow License Area.+†

4.1.1	Addendum No. 1 to License No. 10005 for the territory of the Moscow License Area.+††

4.1.2	Addendum No. 2 to License No. 10005 for the territory of the Moscow License Area.+†††

4.1.3	Addendum No. 3 to License No. 10005 for the territory of the Moscow License Area.+#

4.1.4	Addendum No. 4 to License No. 10005 for the territory of the Moscow License Area.+#

4.1.5	Addendum No. 5 to License No. 10005 for the territory of the Moscow License Area.+^^^

4.2	License No. 14707 for the territory of the Central and Central Black Earth License Area.+†††

4.2.1	Amendment No. 1 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+†††

4.2.2	Amendment No. 2 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+#

4.2.3	Amendment No. 3 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+#

4.2.4	Amendment No. 4 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+#

4.2.5	Amendment No. 5 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+##

4.2.6	Amendment No. 6 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+^^^

4.3	License No. 14708 for the territory of the Volga License Area.+†††

4.3.1	Amendment No. 1 to License No. 14708 for the territory of the Volga License Area.+†††

4.3.2	Amendment No. 2 to License No. 14708 for the territory of the Volga License Area.+#

4.3.3	Amendment No. 3 to License No. 14708 for the territory of the Volga License Area.+#

4.3.4	Amendment No. 4 to License No. 14708 for the territory of the Volga License Area.+#

4.3.5	Amendment No. 5 to License No. 14708 for the territory of the Volga License Area.+##

4.3.6	Amendment No. 6 to License No. 14708 for the territory of the Volga License Area.+^^^

4.4	License No. 14709 for the territory of the North Caucasus License Area.+†††

4.4.1	Amendment No. 1 to License No. 14709 for the territory of the North Caucasus License Area.+†††

4.4.2	Amendment No. 2 to License No. 14709 for the territory of the North Caucasus License Area.+#

4.4.3	Amendment No. 3 to License No. 14709 for the territory of the North Caucasus License Area.+#

4.4.4	Amendment No. 4 to License No. 14709 for the territory of the North Caucasus License Area.+#

4.4.5	Amendment No. 5 to License No. 14709 for the territory of the North Caucasus License Area.+##

4.4.6	Amendment No. 6 to License No. 14709 for the territory of the North Caucasus License Area.+##

4.4.7	Amendment No. 7 to License No. 14709 for the territory of the North Caucasus License Area.+^^^

4.4.8	Amendment No. 8 to License No. 14709 for the territory of the North Caucasus License Area.+^^^

4.4.9	Amendment No. 9 to License No. 14709 for the territory of the North Caucasus License Area.+^^^

4.5	License No. 14710 for the territory of the Siberian License Area.+†††

4.5.1	Amendment No. 1 to License No. 14710 for the territory of the Siberian License Area.+†††

4.5.2	Amendment No. 2 to License No. 14710 for the territory of the Siberian License Area.+#

4.5.3	Amendment No. 3 to License No. 14710 for the territory of the Siberian License Area.+#

4.5.4	Amendment No. 4 to License No. 14710 for the territory of the Siberian License Area.+#

4.5.5	Amendment No. 5 to License No. 14710 for the territory of the Siberian License Area.+##

4.5.6	Amendment No. 6 to License No. 14710 for the territory of the Siberian License Area.+^^^

4.6	License No. 23706 for the territory of the Northwest License Area.+^^^

4.6.1	Amendment No. 1 to License No. 23706 for the territory of the Northwest License Area.+^^^

4.7	License No. 24303 for the territory of the Ural License Area.+^^^

4.7.1	Amendment No. 1 to License No. 24303 for the territory of the Ural License Area.+^^^

4.8	License No. 15130 for the territory of the Orenburg License Area.+^^^

4.8.1	Amendment No. 1 to License No. 15130 for the territory of the Orenburg License Area.+^^^

4.8.2	Amendment No. 2 to License No. 15130 for the territory of the Orenburg License Area.+^^^

4.8.3	Amendment No. 3 to License No. 15130 for the territory of the Orenburg License Area.+^^^

4.8.4	Amendment No. 4 to License No. 15130 for the territory of the Orenburg License Area.+^^^

4.8.5	Amendment No. 5 to License No. 15130 for the territory of the Orenburg License Area.+^^^

4.9	License No. 5331 for the territory of the Kaliningrad License Area.+^^^

4.9.1	Amendment No. 1 to License No. 5331 for the territory of the Kaliningrad License Area.+^^^

4.9.2	Amendment No. 2 to License No. 5331 for the territory of the Kaliningrad License Area.+^^^

4.9.3	Amendment No. 3 to License No. 5331 for the territory of the Kaliningrad License Area.+^^^

4.9.4	Amendment No. 4 to License No. 5331 for the territory of the Kaliningrad License Area.+^^^

4.10	License No. 6038 for the territory of the Stavropol License Area.+^^^

4.10.1	Amendment No. 1 to License No. 6038 for the territory of the Stavropol License Area.+^^^

4.10.2	Amendment No. 2 to License No. 6038 for the territory of the Stavropol License Area.+^^^

4.10.3	Amendment No. 3 to License No. 6038 for the territory of the Stavropol License Area.+^^^

4.10.4	Amendment No. 4 to License No. 6038 for the territory of the Stavropol License Area.+^^^

4.10.5	Amendment No. 5 to License No. 6038 for the territory of the Stavropol License Area.+^^^

4.10.6	Amendment No. 6 to License No. 6038 for the territory of the Stavropol License Area.+^^^

4.10.7	Amendment No. 7 to License No. 6038 for the territory of the Stavropol License Area.+^^^

4.11	License No. 14481 for the territory of the Kabardino-Balkarskaya Republic License Area.+^^^

4.12	License No. 15001 for the territory of the Karachaevo-Cherkesskaya Republic License Area.+^^^

4.13	License No. 21719 for the territory of the Samara License Area.+^^^

4.14	License No. 3953 for the territory of the Samara License Area.+*

4.14.1	Amendment No. 1 to License No. 3953 for the territory of the Samara License Area.+#

4.14.2	Amendment No. 2 to License No. 3953 for the territory of the Samara License Area.+##

4.15	License No. 4879 for the territory of the Orenburg License Area.+^^^

4.15.1	Amendment No. 1 to License No. 4879 for the territory of the Orenburg License Area.+^^^

4.15.2	Amendment No. 2 to License No. 4879 for the territory of the Orenburg License Area.+^^^

4.15.3	Amendment No. 3 to License No. 4879 for the territory of the Orenburg License Area.+^^^

4.16	License No. 5860 for the territory of the Novosibirsk License Area.+^^^

4.16.1	Amendment No. 1 to License No. 5860 for the territory of the Novosibirsk License Area.+^^^

4.17	License No. 17938 for the provision of data communication services for the territory of the Moscow License Area.+^^^

4.17.1	Addendum No. 1 to License No. 17938 for the provision of data communication services for the territory of the Moscow License Area.+^^^

4.17.2	Addendum No. 2 to License No. 17938 for the provision of data communication services for the territory of the Moscow License Area.+^^^

4.17.3	Addendum No. 3 to License No. 17938 for the provision of data communication services for the territory of the Moscow License Area.+^^^

4.18	License No. 17951 for the provision of telematic services for the territory of the Moscow License Area.+^^^

4.18.1	Addendum No. 1 to License No. 17951 for the provision of telematic services for the territory of the Moscow License Area.+^^^

4.18.2	Addendum No. 2 to License No. 17951 for the provision of telematic services for the territory of the Moscow License Area.+^^^

4.18.3	Addendum No. 3 to License No. 17951 for the provision of telematic services for the territory of the Moscow License Area.+^^^

4.19	Frame Contract for Supply and Installation and Associated Services for DCS-1800 Radiotelephone Communication Equipment, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.*

4.19.1

First Amendment, dated September 17, 1996, to Frame Contract for Supply and Installation and Associated Services for DCS-1800 Radiotelephone Communication Equipment, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.**

4.19.2

Second Amendment, dated November 8, 1996, to Frame Contract for Supply and Installation and Associated Services for DCS-1800 Radiotelephone Communication Equipment, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.**

4.19.3

Third Amendment, dated June 30, 1998, to Frame Contract for Supply and Installation and Associated Services for DCS-1800 Radiotelephone Communication Equipment, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.††

4.19.4

Fourth Amendment, dated December 29, 1998, to Frame Contract for Supply and Installation and Associated Services for DCS-1800 Radiotelephone Communication Equipment, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.††

4.19.5

Fifth Amendment, dated October 21, 1999, to Frame Contract for Supply and Installation and Associated Services for DCS-1800 Radiotelephone Communication Equipment, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.†††

4.19.6

Sixth Amendment, dated December 8, 1999, to Frame Contract for Supply and Installation and Associated Services for DCS-1800 Radiotelephone Communication Equipment, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.†††

4.19.7

Seventh Amendment, dated December 1, 2000, to Frame Contract for Supply and Installation and Associated Services for DCS-1800 Radiotelephone Communication Equipment, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.#

4.20	Deferred Payment Agreement, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.*

4.20.1	First Amendment, dated September 17, 1996, to Deferred Payment Agreement dated, May 25, 1996, by and between Alcatel SEL AG and KB Impuls.**

4.20.2	Second Amendment, dated November 8, 1996, to Deferred Payment Agreement, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.**

4.20.3	Third Amendment, dated April 24, 1998, to Deferred Payment Agreement, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.††

4.20.4	Fourth Amendment, dated December 8, 1999, to Deferred Payment Agreement, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.†††

4.20.5	Fifth Amendment, dated May 19, 2000, to Deferred Payment Agreement, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.†††

4.20.6	Sixth Amendment, dated May 19, 2000, to Deferred Payment Agreement, dated May 25, 1996, by and between Alcatel SEL AG and KB Impuls.†††

4.21	Deed of Guarantee, dated May 25, 1996, given by Sota-100, KB Impuls-TV and VimpelCom in favor of Alcatel SEL AG.*

4.21.1	First Amendment, dated December 8, 1999, to Deed of Guarantee, dated May 25, 1996, given by Sota-100, KB Impuls-TV and VimpelCom in favor of Alcatel SEL AG.†††

4.21.2	Second Amendment, dated May 19, 2000, to Deed of Guarantee, dated May 25, 1996, given by Sota-100, KB Impuls-TV and VimpelCom in favor of Alcatel SEL AG.†††

4.22	Frame Contract No. II for the Supply of Switching, Radio and Other Telecommunication Equipment, dated May 19, 2000, by and between Alcatel SEL AG and KB Impuls.†††

4.23	Indent 5 Deferred Payment Agreement, dated August 23, 2000, by and between Alcatel SEL AG and KB Impuls.#

4.24	Deed of Guarantee, Indent 5 Deferred Payment Agreement, dated August 23, 2000, given by VimpelCom in favor of Alcatel SEL AG.#

4.25	Indent 6 Deferred Payment Agreement, dated September 7, 2000, by and between Alcatel SEL AG and KB Impuls.#

4.25.1	First Amendment, dated January 10, 2001, to Indent 6 Deferred Payment Agreement, dated September 7, 2000, by and between Alcatel SEL AG and KB Impuls.#

4.26	Deed of Guarantee, Indent 6 Deferred Payment Agreement, dated September 7, 2000, given by VimpelCom in favor of Alcatel SEL AG.#

4.27	Indent 8 Deferred Payment Agreement, dated February 15, 2001, by and between Alcatel SEL AG and KB Impuls.#

4.28	Deed of Guarantee, Indent 8 Deferred Payment Agreement, dated February 15, 2001, given by VimpelCom in favor of Alcatel SEL AG.#

4.29	Indent 9 Deferred Payment Agreement, dated May 9, 2001, by and between Alcatel SEL AG and KB Impuls.##

4.30	Deed of Guarantee, Indent 9 Deferred Payment Agreement, dated May 9, 2001, given by VimpelCom in favor of Alcatel SEL AG.##

4.31	Indent 10 Deferred Payment Agreement, dated June 22, 2001, by and between Alcatel SEL AG and KB Impuls.##

4.31.1	First Amendment, dated October 29, 2001, to Indent 10 Deferred Payment Agreement, dated June 22, 2001, by and between Alcatel SEL AG and KB Impuls.##

4.32	Deed of Guarantee, Indent 10 Deferred Payment Agreement, dated June 22, 2001, given by VimpelCom in favor of Alcatel SEL AG.##

4.33	Indent 13 Deferred Payment Agreement, dated November 5, 2001, by and between Alcatel SEL AG and KB Impuls.##

4.34	Deed of Guarantee, Indent 13 Deferred Payment Agreement, dated November 5, 2001, given by VimpelCom in favor of Alcatel SEL AG.##

4.35	Indent 14 Deferred Payment Agreement, dated November 12, 2001, by and between Alcatel SEL AG and KB Impuls.##

4.36	Deed of Guarantee, Indent 14 Deferred Payment Agreement, dated November 12, 2001, given by VimpelCom in favor of Alcatel SEL AG.##

4.37	Indent 15 Deferred Payment Agreement, dated December 21, 2001, by and between Alcatel SEL AG and KB Impuls.##

4.38	Deed of Guarantee, Indent 15 Deferred Payment Agreement, December 21, 2001, given by VimpelCom in favor of Alcatel SEL AG.##

4.39	Indent 16 Deferred Payment Agreement, dated December 21, 2001, by and between Alcatel SEL AG and KB Impuls.##

4.40	Deed of Guarantee, Indent 16 Deferred Payment Agreement, dated December 21, 2001, given by VimpelCom in favor of Alcatel SEL AG.##

4.41	Indent 17 Deferred Payment Agreement, dated March 27, 2002, by and between Alcatel SEL AG and KB Impuls.^^^

4.42	Deed of Guarantee, Indent 17 Deferred Payment Agreement, dated March 27, 2002, given by VimpelCom in favor of Alcatel SEL AG.^^^

4.43	Indent 18 Deferred Payment Agreement, dated April 17, 2002, by and between Alcatel SEL AG and KB Impuls.^^^

4.43.1	First Amendment, dated May 28, 2002, to Indent 18 Deferred Payment Agreement, dated April 17, 2002, by and between Alcatel SEL AG and KB Impuls.^^^

4.44	Deed of Guarantee, Indent 18 Deferred Payment Agreement, dated April 17, 2002, given by VimpelCom in favor of Alcatel SEL AG.^^^

4.45	Indent 19 Deferred Payment Agreement, dated July 11, 2002, by and between Alcatel SEL AG and KB Impuls.^^^

4.46	Deed of Guarantee, Indent 19 Deferred Payment Agreement, dated July 11, 2002, given by VimpelCom in favor of Alcatel SEL AG.^^^

4.47	Indent 20 Deferred Payment Agreement, dated August 27, 2002, by and between Alcatel SEL AG and KB Impuls.^^^

4.48	Deed of Guarantee, Indent 20 Deferred Payment Agreement, dated August 27, 2002, given by VimpelCom in favor of Alcatel SEL AG.^^^

4.49	Amendment to Deferred Payment Agreements, dated February 15, 2002, by and between Alcatel SEL AG and KB Impuls.^^^

4.50	Form of Indemnification Agreement.^^^

4.51	General Agreement No. 1605, dated May 16, 1997, by and between KB Impuls and VimpelCom, as restated on September 1, 1998.+††

4.52	Service Obligation Agreement, dated April 1, 1999, by and between Telenor Russia AS and VimpelCom.***

4.52.1	Amendment No. 1, dated February 21, 2002, to Service Obligation Agreement, dated April 1, 1998, by and between Telenor AS and VimpelCom.##

4.53	Non-Revolving Credit Facility Agreement No. 9063, dated April 28, 2000, by and between Sberegatelny Bank of the Russian Federation and VimpelCom.+†††

4.53.1	Amendment Agreement No. 1, dated July 20, 2000, to Non-Revolving Credit Facility Agreement No. 9063, dated April 28, 2000, by and between VimpelCom and Sberegatelny Bank of the Russian Federation.+#

4.53.2	Amendment Agreement No. 2, dated April 6, 2001, to Non-Revolving Credit Facility Agreement No. 9063 dated, April 28, 2000, by and between VimpelCom and Sberegatelny Bank of the Russian Federation.+#

4.53.3	Amendment Agreement No. 3, dated May 29, 2001, to Non-Revolving Credit Facility Agreement No. 9063, dated April 28, 2000, by and between VimpelCom and Sberegatelny Bank of the Russian Federation.+#

4.53.4

Amendment Agreement No. 4, dated September 28, 2001, to Non-Revolving Credit Facility Agreement No. 9063, dated April 28, 2000, by and between VimpelCom and Sberegatelny Bank of the Russian Federation.+##

4.53.5

Amendment Agreement No. 5, dated November 30, 2001, to Non-Revolving Credit Facility Agreement No. 9063, dated April 28, 2000, by and between VimpelCom and Sberegatelny Bank of the Russian Federation.+##

4.53.6

Amendment Agreement No. 6, dated August 6, 2002, to Non-Revolving Credit Facility Agreement No. 9063, dated April 28, 2000, by and between VimpelCom and Sberegatelny Bank of the Russian Federation.+^^^

4.54	Non-Revolving Credit Facility Agreement No. 9152, dated December 17, 2002, by and between VimpelCom-Region and Sberegatelny Bank of the Russian Federation.+^^^

4.55	Guarantee Agreement No. P-9152, dated December 20, 2002, by and between VimpelCom and Sberegatelny Bank of the Russian Federation.+^^^

4.55.1	Amendment Agreement No. 1, dated March 17, 2003, to Guarantee Agreement No. P-9152, dated December 20, 2002, by and between VimpelCom and Sberegatelny Bank of the Russian Federation.+^^^

4.56	Credit Agreement, dated January 15, 2003, by and among VimpelCom, Bayerische Hypo- und Vereinsbank AG and Nordea Bank Sweden AB (publ).^^^

4.57

Form of Guarantee Agreement by and between VimpelCom and The Bank of New York, as guarantee trustee, regarding VimpelCom’s guarantee of VimpelCom B.V.’s payment and exchange obligations under the indenture.***

4.58	Form of Agreement Regarding Irrevocable Proxy by and between VimpelCom, VimpelCom (BVI) Ltd. and VimpelCom Finance B.V.***

4.59	Form of Loan Agreement by and between VimpelCom B.V. and VimpelCom.***

4.60	Form of Put Option Agreement by and between VimpelCom B.V. and Limited Liability Company VC Option.***

4.61	Form of Keep Well Agreement by and between VimpelCom and VimpelCom B.V. regarding net spread of 1/8th of 1% on amounts loaned to VimpelCom or its designees.***

4.62	Form of Call Option Agreement by and between VimpelCom B.V. and VC Limited.***

4.63	Form of Loan Agreement by and between VimpelCom B.V. and VC Limited.***

4.64	Form of ADS Pledge Agreement by and between VimpelCom B.V. and VC Limited.***

4.65	Form of Hedging Agreement by and between VimpelCom B.V. and VC Limited.***

4.66	Form of Call Option Agreement by and between VimpelCom (BVI) Ltd. and VimpelCom Finance B.V.***

4.67	Form of Call Option Agreement by and between VimpelCom Finance B.V. and VimpelCom.***

4.68	Primary Agreement, dated as of May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.^

4.69	Registration Rights Agreement, dated as of May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.^

4.70	Primary Agreement, dated as of May 30, 2001, by and among VimpelCom-Region, Eco Telecom Limited, Telenor East Invest AS and VimpelCom.^

4.71	Amendment No. 1 to Primary Agreement, dated May 15, 2002, to Primary Agreement, dated as of May 30, 2001, by and among VimpelCom-Region, Eco Telecom Limited, Telenor East Invest AS and VimpelCom.^^

4.72	Shareholders Agreement, dated as of May 30, 2001, by and among VimpelCom-Region, Eco Telecom Limited, Telenor East Invest AS and VimpelCom.^

4.73

Amendment No. 1 to Shareholders Agreement, dated as of May 15, 2002, to Shareholders Agreement, dated May 30, 2001, by and among VimpelCom-Region, Eco Telecom Limited, Telenor East Invest AS and VimpelCom.^^

4.74	Registration Rights Agreement, dated as of May 30, 2001, by and among VimpelCom-Region, Eco Telecom Limited, Telenor East Invest AS and Vimpel-Com.^

4.75

Amendment No. 1 to Registration Rights Agreement, dated May 15, 2002, to Registration Rights Agreement, dated as of May 30, 2001, by and among VimpelCom-Region, Eco Telecom Limited, Telenor East Invest AS and VimpelCom.^^

4.76	Guarantee Agreement, dated as of May 30, 2001, by and among Telenor ASA, as guarantor, and VimpelCom, VimpelCom-Region and Eco Telecom Limited, as beneficiaries.###

4.77

Guarantee Agreement, dated as of May 30, 2001, by and among CTF Holdings Limited, as limited guarantor, Eco Holdings Limited, as general guarantor, and VimpelCom, VimpelCom-Region and Telenor East Invest AS, as beneficiaries.^

4.78	Undertaking Letter, dated May 30, 2001, by and between Telenor East Invest AS and VimpelCom.^

4.79	Undertaking Letter, dated May 30, 2001, by and between Eco Telecom Limited and VimpelCom.^

4.80	Preferred Stock Undertaking Letter, dated May 30, 2001, by and among VimpelCom, Telenor East Invest AS, Eco Telecom Limited, Dr. Dmitri B. Zimin and Overture Limited.^

4.81	Additional Agreement No. 1, dated May 30, 2001, to License Agreement No. TM 18-2001 BKP dated January 24, 2001, by and between VimpelCom and VimpelCom-Region.^

4.82	Additional Agreement No. 1, dated May 30, 2001, to License Agreement No. TM 19-2001 BKP dated January 24, 2001, by and between VimpelCom and VimpelCom-Region.^

4.83	License Agreement No. TM 25-2001, dated May 30, 2001, by and between VimpelCom and VimpelCom-Region.^

4.84	License Agreement No. TM 26-2001, dated May 30, 2001, by and between VimpelCom and VimpelCom-Region.^

4.85	License Agreement No. TM 27-2001, dated May 30, 2001, by and between VimpelCom and VimpelCom-Region.^

4.86	License Agreement No. TM 28-2001, dated May 30, 2001, by and between VimpelCom and VimpelCom-Region.^

4.87	Share Purchase Agreement, dated December 15, 2002, by and between Telenor Mobile Communications AS and VimpelCom-Region, related to the acquisition of Closed Joint Stock Company “Extel”.^^^

4.88	Share Purchase Agreement, dated December 15, 2002, by and between Telenor Mobile Communications AS and VimpelCom-Region, related to the acquisition of Open Joint Stock Company “StavTeleSot”.^^^

8.	List of Subsidiaries.^^^

12.1	Certification of CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.^^^

12.2	Certification of CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.^^^

12.3	Consent of Ernst & Young (CIS) Limited.^^^

______________

*	Incorporated by reference to the Registration Statement on Form F-1 (Registration No. 333-5694) of Open Joint Stock Company “Vimpel-Communications.”

**	Incorporated by reference to the Registration Statement on Form F-1 (Registration No. 333-6826) of Open Joint Stock Company “Vimpel-Communications.”

***	Incorporated by reference to the Registration Statement on Form F-3 (Registration No. 333-12210) of Open Joint Stock Company “Vimpel-Communications.”

†	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1997.

††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1998.

†††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1999.

#	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2000

##	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2001

###	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” filed with the Securities and Exchange Commission on May 9, 2001.

^	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” filed with the Securities and Exchange Commission on June 14, 2001

^^	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” filed with the Securities and Exchange Commission on May 21, 2002.

^^^	Filed herewith.

+	English translation