Form 20-F
period 2003-12-31
OPEN JOINT STOCK CO VIMPEL COMMUNICATIONS
filed 2004-05-07
CIK 1023977

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☒

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

This Annual Report on Form 20-F describes matters that relate to our operations in the City of Moscow and the surrounding Moscow Region and we use the term “Moscow license area” to describe this area. This Annual Report on Form 20-F also describes matters that relate to our operations in the regions of the Russian Federation outside of the city of Moscow and the surrounding Moscow region. Thus, we use terms such as “the regions,” “the regions outside of Moscow” and “the regions outside of the Moscow license area” and similar expressions when describing matters that relate to our operations in the regions of the Russian Federation outside of the City of Moscow and the surrounding Moscow region.

For the purposes of this Annual Report on Form 20-F, the term “super-region” includes Russia’s seven large geographical regions as well as the Moscow license area.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains “forward-looking statements,” as this phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are not historical facts and can often be identified by the use of terms like “estimates,” “projects,” “anticipates,” “expects,” “intends,” “believes,” “will,” “may,” “should” or the negative of these terms. All forward-looking statements, including discussions of strategy, plans, objectives, goals and future events or performance, involve risks and uncertainties. Examples of forward-looking statements include:

•	our plans to expand or build networks, notably, in the regions of Russia outside of Moscow;

•	our anticipated capital expenditures in Moscow and in the regions of Russia outside of Moscow;

•	our ability to resolve issues raised by our regulator regarding our Moscow operations;

•	our ability to merge with our subsidiaries Open Joint Stock Company “VimpelCom-Region,” which we refer to in this Annual Report on Form 20-F as VimpelCom-Region, and Open Joint Stock Company “KB Impuls,” which we refer to in this Annual Report on Form 20-F as KB Impuls, or transfer our licenses, frequencies and other permissions held by VimpelCom-Region or KB Impuls to VimpelCom if these mergers are consummated;

•	our plans to increase our subscriber base;

•	expectations as to pricing for our products and services in the future and our future operating results;

•	our ability to meet license requirements and to obtain and maintain licenses, frequency allocations and regulatory approvals;

•	our plans to further develop and commercialize value added services and wireless Internet services;

•	our expectations regarding our brand name recognition and our ability to successfully promote our brand;

•	expectations as to the future of the telecommunications industry and the regulation of the telecommunications industry; and

•	other statements regarding matters that are not historical facts.

While these statements are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this Annual Report on Form 20-F and the documents incorporated by reference include:

•	risks relating to changes in political, economic and social conditions in Russia;

•	risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry and currency and exchange controls relating to Russian entities and their official interpretation by governmental and other regulatory bodies and by Russian courts;

•	risks relating to our company, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses and frequency allocations, constraints on our spectrum capacity, availability of line capacity and competitive product and pricing pressures; and

•	other risks and uncertainties.

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

The following selected consolidated statement of operations data and consolidated balance sheet data present a summary of our historical consolidated financial information at December 31, 2003, 2002, 2001, 2000 and 1999 and for the years then ended and are derived from our consolidated financial statements and related notes, which have been audited by Ernst & Young (CIS) Limited. The selected financial data set forth below should be read in conjunction with our consolidated financial statements and their related notes and the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects.”

	Years Ended December 31,
	2003		2002		2001		2000		1999
	(In thousands of U.S. dollars, except per share and per ADS amounts)
Operating revenues:
Service revenues and connection fees	US$	1,266,662	US$	727,868	US$	383,321	US$	252,333	US$	206,542
Sales of handsets and accessories		64,975		49,934		43,228		32,031		31,457
Other revenues		3,961		1,842		1,347		1,309		638

Total operating revenues		1,335,598		779,644		427,896		285,673		238,637
Less revenue-based taxes		—		(11,148)		(5,294)		(11,537)		(12,232)

Net operating revenues		1,335,598		768,496		422,602		274,136		226,405
Operating expenses:
Service costs		191,441		111,387		74,097		61,326		56,779
Cost of handsets and accessories sold		54,044		41,764		37,591		34,187		37,345
Selling, general and administrative expenses		467,655		271,963		149,052		108,482		88,704
Depreciation		151,262		85,204		48,690		47,458		44,801
Amortization		34,064		12,213		12,616		12,564		9,998
Impairment of long-lived assets		—		—		—		66,467		—
Provision for doubtful accounts		9,228		21,173		13,406		18,148		17,845

Total operating expenses		907,694		543,704		335,452		348,632		255,472

Operating income (loss)		427,904		224,792		87,150		(74,496)		(29,067)
Other income and expenses:
Interest income		8,378		7,169		5,733		4,039		1,756
Other income		6,296		3,903		2,517		2,133		1,659
Interest expense		(68,246)		(46,586)		(26,865)		(21,089)		(16,074)
Other expense		(3,251)		(2,142)		(2,578)		(25)		(189)
Net foreign exchange loss		(1,279)		(9,439)		(110)		(2,661)		(2,572)

Total other income and expenses		(58,102)		(47,095)		(21,303)		(17,603)		(15,420)

Income (loss) before income taxes, minority interest and cumulative effect of change in accounting principle		369,802		177,697		65,847		(92,099)		(44,487)
Income tax expense (benefit)		108,641		49,939		18,539		(14,343)		(5,564)
Minority interest in net earnings (losses) of subsidiaries, before cumulative effect of change in accounting principle		26,872		(1,794)		7		45		673

	Years Ended December 31,
	2003		2002		2001		2000		1999
	(In thousands of U.S. dollars, except per share and per ADS amounts)
Income (loss) before cumulative effect of change in accounting principle		234,289		129,552		47,301		(77,801)		(39,596)

Cumulative effect of change in accounting principal net of tax of US$120		(379)		—		—		—		—
Minority interest in cumulative effect of change in accounting principle		52		—		—		—		—

Net income (loss)	US$	233,962	US$	129,552	US$	47,301	US$	(77,801)	US$	(39,596)

Weighted average common shares outstanding		38,241		38,014		33,642		30,264		23,181
Income (loss) before cumulative effect of change in accounting principle per common share	US$	6.13	US$	3.41	US$	1.41	US$	(2.57)	US$	(1.71)
Income (loss) before cumulative effect of change in accounting principle per ADS equivalent(1)	US$	4.60	US$	2.56	US$	1.06	US$	(1.93)	US$	(1.28)
Net income (loss) per common share	US$	6.12	US$	3.41	US$	1.41	US$	(2.57)	US$	(1.71)
Net income (loss) per ADS equivalent(1)	US$	4.59	US$	2.56	US$	1.06	US$	(1.93)	US$	(1.28)
Weighted average diluted shares		46,770		44,489		40,068		30,264		23,181
Diluted income (loss) before cumulative effect of change in accounting principle per common share(2)	US$	5.23	US$	2.91	US$	1.18	US$	(2.57)	US$	(1.71)
Diluted income (loss) before cumulative effect of change in accounting principle per ADS equivalent(1)	US$	3.92	US$	2.18	US$	0.89	US$	(1.93)	US$	(1.28)
Diluted net income (loss) per common share(2)	US$	5.22	US$	2.91	US$	1.18	US$	(2.57)	US$	(1.71)
Diluted net income (loss) per ADS equivalent(2)	US$	3.92	US$	2.18	US$	0.89	US$	(1.93)	US$	(1.28)
Dividends per share		—		—		—		—		—

(1)	Each American Depositary Share (“ADS”) is equivalent to three-quarters of one share of common stock.
(2)	Diluted income (loss) before cumulative effect of change in accounting principle and net income (loss) per common share and ADS equivalent includes dilution for all shares of our convertible preferred stock, senior convertible notes and our employee stock options in the periods when these shares, notes and options had a dilutive effect (the years ended December 31, 2003, 2002 and 2001 for all shares of our convertible preferred stock, the year ended December 31, 2003 for senior convertible notes and the years ended December 31, 2003 and 2002 for our employee stock options).

	At December 31,
	2003		2002		2001		2000		1999
	(In thousands of U.S. dollars)
Consolidated balance sheet data:
Cash, cash equivalents and short-term investments	US$	157,611	US$	263,657	US$	145,092	US$	152,691	US$	36,112
Working capital (deficit)		(167,409)		69,582		52,146		122,270		(38,782)
Property and equipment, net		1,460,542		957,602		535,405		356,666		369,053
Telecommunications licenses and allocations of frequencies and other intangible assets, net		163,186		144,115		70,926		79,649		82,991
Total assets		2,302,232		1,692,744		925,806		700,315		590,095
Total debt, including current portion(1)		606,991		650,580		277,673		222,764		161,338
Total liabilities		1,304,016		1,030,081		417,685		331,692		289,107
Total shareholders’ equity	US$	998,216	US$	662,663	US$	508,121	US$	368,623	US$	300,988

(1)	Includes bank loans (including our loan from J.P. Morgan AG (funded by the issuance of loan participation notes by J.P. Morgan AG) as of December 31, 2003 and 2002), equipment financing, capital lease obligations as of December 31, 2003, 2002, 2001 and 1999, and the senior convertible notes as of December 31, 2002, 2001 and 2000.

Selected Operating Data

The following selected operating data at December 31, 2003, 2002, 2001, 2000 and 1999 and for the years then ended have been derived from our company and from independent sources that we believe to be reliable. The selected operating data set forth below should be read in conjunction with our consolidated financial statements and their related notes and the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects.”

	At December 31,
	2003		2002		2001		2000		1999
Selected industry operating data:
Estimated population:
Moscow license area(1)		16,984,800		16,984,800		15,001,800		15,001,800		15,038,700
Russia(2)		145,181,900		145,181,900		146,181,800		143,541,666		150,555,555
Estimated subscribers:
Moscow license area(3)		11,487,300		7,201,400		4,110,200		1,993,600		785,000
Russia(3)		36,230,000		18,005,000		8,040,000		3,445,000		1,355,000
Penetration rate:
Moscow license area(4)		67.6%		42.4%		27.4%		13.3%		5.2%
Russia(5)		25.0%		12.4%		5.5%		2.4%		0.9%
Selected company operating data:
End of period subscribers:
Moscow license area		5,659,600		3,712,700		1,911,200		780,100		350,400
The regions(6)		5,777,300		1,440,400		200,300		53,500		21,700
Total subscribers		11,436,900		5,153,100		2,111,500		833,600		372,100

Market share:
Moscow license area subscribers(3)		49.3%		51.6%		46.5%		39.1%		44.6%
Russian subscribers(7)		31.6%		28.6%		26.3%		24.2%		27.5%
Estimated coverage of Moscow license area (sq. km)(8)
D-AMPS		40,000		40,000		39,700		39,700		37,400
GSM		46,770		46,770		46,500		44,200		34,000
Monthly average minutes of use per user (“MOU”)(9)		89.8		92.3		105.3		90.6		137.0
Moscow license area MOU		87.9		93.6		106.1		N/A		N/A
Regional MOU		92.4		84.7		85.5		N/A		N/A
Monthly average revenue per subscriber (“ARPU”)(10)	US$	13.6	US$	18.3	US$	26.2	US$	37.2	US$	98.6
Moscow license area ARPU	US$	16.4	US$	19.4	US$	26.5		N/A		N/A
Regional ARPU	US$	10.8	US$	12.4	US$	21.9		N/A		N/A
Churn rate(11)		39.3%		30.8%		23.0%		34.0%		25.0%
Moscow license area churn rate		46.6%		33.9%		23.7%		N/A		N/A
Regional churn rate		29.2%		14.5%		8.9%		N/A		N/A
Number of Moscow license area operational base stations:
D-AMPS		310		314		318		318		302
GSM		2,372		1,721		1,072		735		485
Number of regional operational base stations:
D-AMPS		106		106		94		N/A		N/A
GSM		4,224		1,378		292		N/A		N/A

(1)	The Moscow license area includes the City of Moscow and the area constituting the Moscow region. Population statistics for 1999 to 2003 were published by Goskomstat.
(2)	Estimated population statistics for 2003 and 2002 were published by Goskomstat. Estimated population statistics for 1999 through 2001 are derived from the subscriber and penetration rate figures published by J’son & Partners and Sotovik.ru.
(3)	Estimated subscribers for 2002 and 2003 published by AC&M Consulting. Estimated subscribers for 1999 through 2001 published by J’son & Partners and Sotovik.ru.
(4)	Total estimated Moscow license area subscribers expressed as a percentage of the estimated population of the Moscow license area.
(5)	Penetration rate for 2002 and 2003 is equal to the total estimated Russian subscribers expressed as a percentage of the estimated population of Russia. Penetration rate for 1999 through 2001 published by J’son & Partners and Sotovik.ru.
(6)	Represents the total number of our GSM and AMPS/D-AMPS subscribers in the regions outside of the Moscow license area, including subscribers on networks of some of our subsidiaries and affiliates.
(7)	Market share of Russian subscribers is our estimated Russian subscribers expressed as a percentage of the estimated total number of subscribers.

(8)	The Moscow license area is approximately 47,000 square kilometers.
(9)	Monthly MOU is calculated for each month of the relevant period by dividing the total number of billable minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.
(10)	Monthly ARPU is used to measure the average monthly service revenue on a per subscriber basis. Monthly ARPU is calculated for each month in the relevant period as our service revenue during that month, including roaming revenue, but excluding revenue from connection fees and revenue from rent of fiber-optic channels, divided by the average number of our subscribers during the month. See “Item 5. Operating and Financial Review and Prospects—Additional Reconciliations of Non-U.S. GAAP Financial Measures (Unaudited)” for calculation of our ARPU and for more information regarding our use of ARPU as a non-U.S. GAAP financial measure.
(11)	Churn rate means the total number of subscribers disconnected from our network in a given period expressed as a percentage of the midpoint of the number of our subscribers at the beginning and end of that period. Migration of our subscribers from our D-AMPS network to our GSM network, as well as migration between tariff plans were technically recorded as churn, thereby contributing to the aggregate increase in the churn rate for the period between 1999 and 2003, although we did not lose these subscribers.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

The risk factors below are associated with our company and our ADSs. Before purchasing our ADSs, you should carefully consider all of the information set forth in this Annual Report on Form 20-F and, in particular, the risks described below. If any of the following risks actually occur, our business, financial condition or results of operations could be harmed. In that case, the trading price of our ADSs could decline and you could lose all or part of your investment.

The risks and uncertainties below are not the only ones we face, but represent the risks that we believe are material. However, there may be additional risks that we currently consider not to be material or of which we are not currently aware and these risks could have the effects set forth above.

Risks Related to Our Business

If our agency relationship with KB Impuls is determined to violate Russian law and KB Impuls’s license for the Moscow license area is suspended or terminated, our business will be materially adversely affected.

On January 9, 2004, KB Impuls officially received a notice dated December 30, 2003 from the local regulatory arm of the former Ministry of Communications, the Moscow Department on Supervision over Communications and Informatization in the Russian Federation, which we refer to in this Annual Report on Form 20-F as Moscow Gossvyaznadzor. The notice contained a provision that raised issues regarding the adequacy of the documentation of the agency relationship pursuant to which our company acts as KB Impuls’s agent for concluding agreements with KB Impuls’s Moscow GSM subscribers. In the relevant notice provision, Moscow Gossvyaznadzor used certain technical drafting issues in the subscriber agreements and the agency agreement as a basis for asserting first, that KB Impuls does not have any agreements with subscribers and, therefore, has violated Russian law, and second, that our agency agreement with KB Impuls does not specifically provide that we will sign subscriber agreements on behalf of KB Impuls, also in violation of Russian law. The notice did not specify the remedial action to be taken and requests to the authorities for clarification on action to be taken by KB Impuls were not answered. The notice specified that the violations in this provision were to be cured by February 1, 2004. Notwithstanding this uncertainty and our belief that there were no violations of Russian law, in January 2004, we amended our form of subscriber agreements concluded on behalf of KB Impuls and we amended our agency agreement with KB Impuls in an attempt to address concerns raised by Moscow Gossvyaznadzor. However, due to the lack of clarification, there can be no assurance that such amendments would be deemed to have cured any violations alleged by Moscow Gossvyaznadzor.

KB Impuls challenged the provision in the Moscow Gossvyaznadzor notice that questioned the agency relationship between KB Impuls and our company and on March 18, 2004, the Moscow Arbitrazh Court ruled in favor of KB Impuls and invalidated the relevant provision of the December 30, 2003 notice. Moscow Gossvyaznadzor attempted to involve the Moscow Prosecutors’ office in the case, but this motion was defeated. On April 28, 2004, we received the appeal filed by Moscow Gossvyaznadzor on April 23, 2004. Moscow Gossvyaznadzor has publicly stated that it has never lost a case regarding a notice it has issued. We cannot assure you of a favorable outcome to this dispute. If Moscow Gossvyaznadzor were to prevail in the appeal, it is unclear whether steps already taken would be deemed to have cured the alleged violations, what steps we would be required to take in order to cure the alleged violation and whether we could do so within the time period to be allocated to us. As of the date of this Annual Report on Form 20-F, claims by subscribers based on similar arguments as those used by Moscow Gossvyaznadzor with respect to our agency relationship with KB Impuls have been heard in two other courts and the court in one of these cases (the court in the City of Chekhov in the Moscow region) recently ruled in favor of a subscriber, terminating the subscriber’s agreement with us on the basis of, among other things, the argument that there was no agency relationship between VimpelCom and KB Impuls. In that case, we were not ordered to make any payments to the subscriber and the subscriber has appealed the portion of the ruling denying his claim for reimbursement of fees paid by him and damages. We plan to appeal the Chekhov court’s ruling. If we are ultimately found to have violated Russian law in connection with our agency relationship with KB Impuls, KB Impuls’s GSM license for the Moscow license area may be suspended or terminated, we may face additional lawsuits from subscribers and other parties on a similar basis, VimpelCom may be unable to receive revenue on behalf of KB Impuls from subscribers in the Moscow license area and our business would be materially adversely affected. An adverse outcome may also trigger defaults under the loan from J.P. Morgan AG to our company, which was funded by the issuance of loan participation notes by J.P. Morgan AG, and other debt agreements to which we are a party.

We may be the subject of criminal investigations that may result in unfavorable outcomes that could materially adversely affect our business.

On February 4, 2004, our company received a resolution issued by the Moscow Prosecutors’ office declaring the initiation of a criminal case stemming from allegations by a small Moscow-based company that claimed that we operated our business without a license. We immediately appealed the move by the Moscow Prosecutors’ office and subsequently received an official notice from the Moscow Prosecutors’ office stating that because there was no basis for the case against us, that the case had been dismissed. The company that initially made the allegations has reportedly filed an appeal of this decision and we cannot assure you that the decision to dismiss the criminal case will be upheld on appeal. In addition, there is no assurance that there will be no other criminal investigations launched into the activities of our group. Criminal investigations into our activities may have a material adverse effect on our business.

We are subject to civil claims and administrative claims by our subscribers that may result in unfavorable outcomes that could materially adversely affect our business.

Several subscribers have filed civil suits against our company and KB Impuls challenging our agency relationship with KB Impuls, claiming that VimpelCom provides telecommunications services without a license, and/or claiming that their subscriber agreements should be terminated and they should be compensated for all amounts paid to us. The former Ministry of Communications has been brought into certain of these suits as a third party and has assisted the subscriber in each of the cases in which it is involved. In addition, there have been attempts to bring other parties into these cases, including other regulatory bodies, but to date, these motions have been defeated. We have successfully defended our agency relationship against one such claim by a subscriber in a court in the City of Moscow, but on April 15, 2004, a court in the City of Chekhov in the Moscow region ruled in favor of a subscriber, terminating the subscriber’s agreement with us on the basis of the argument that there is no agency relationship between VimpelCom and KB Impuls and that VimpelCom was “unjustly enriched” when it accepted payments from subscribers on behalf of KB Impuls. Although in this case we were not ordered to make any payments to the subscriber, based on the reasoning of the ruling, we may be required to do so on other subscriber claims. The subscriber has appealed the portion of the ruling denying his claim for reimbursement and damages and we plan to appeal the ruling. Furthermore, the tax authorities and other regulatory bodies may also file claims against us if, among other things, our subscriber agreements are declared invalid or terminated in this manner. In addition, certain claims have not yet been heard and other claims remain subject to further appeal. We cannot assure you that we will ultimately prevail in these cases. Although the monetary value of each claim currently pending may not be material, our business may be adversely affected if management is forced to focus its attention and the company’s resources toward defending the company against these and similar claims, should they arise. Additionally, although Russian court rulings are not generally binding on other Russian courts, rulings that are unfavorable to us may have persuasive force in other cases brought against us and they may make us more vulnerable to unfavorable rulings in pending cases or in cases that may be brought in the future by other subscribers, groups of subscribers or third parties on similar grounds or on the basis of different arguments. An increase in the number of claims brought against us may cause management to expend additional time and resources to resolve such claims and may ultimately have a material adverse effect on our business and results of operations. In addition, the tax authorities and other regulatory bodies may also file claims against us if, among other things, our subscriber agreements are declared invalid.

Additionally, several subscribers have filed claims against us alleging that we have engaged in fraudulent advertising, that the quality of our telecommunications services is not acceptable and that our contracts violate their rights. Certain subscribers have also filed similar complaints with the anti-monopoly authorities and the communications regulatory bodies, as well as complaints with these bodies alleging that their rights were violated as a result of our agency relationship with KB Impuls. In at least one case, the anti-monopoly authority in the Sverdlovsk region has reportedly found in favor of two subscribers, ruling that the terms of our prepaid contracts violated the subscribers’ rights because unspent amounts under their prepaid contracts were not refunded when the contracts were terminated by the subscribers. We plan to appeal this ruling. There is reportedly coordination among some of these subscribers, as well as with the company that made allegations leading to the initiation of the criminal case. Some or all of these rulings referred to above may be appealed and other cases have not yet been decided. We cannot assure you that similar claims will not be filed or that the rulings taken by the courts in the future will be in our favor, and adverse decisions may have an adverse effect on our group.

If we are unable to complete our mergers with VimpelCom-Region or KB Impuls or some or all of VimpelCom-Region’s and KB Impuls’s licenses, frequencies and other permissions are not transferred or reissued to us during the merger process, our business may be materially adversely affected.

On October 24, 2003, our shareholders approved the merger of VimpelCom-Region into VimpelCom, and, on April 16, 2004, our shareholders approved amendments to our charter reflecting the merger. The amendments have not yet been registered. On March 24, 2004, our board of directors recommended the merger of KB Impuls into VimpelCom for approval by our shareholders at our upcoming annual meeting of shareholders on May 26, 2004. We initiated the VimpelCom-Region merger process to create a stronger platform for future expansion, simplify our company’s capital structure and give our company full exposure to the growth potential in the regions. Although we will continue to own 55.3% of VimpelCom-Region in the event that the merger is not completed, we will not realize the full benefits of a simplified capital structure, including the benefits associated with the elimination of our minority interest. We initiated the KB Impuls merger largely in response to public statements by the then-acting Minister of Communications that the re-issuance of the licenses held by KB Impuls to our company would resolve the regulatory dispute with Moscow Gossvyaznadzor. The merger of KB Impuls into our company is subject to shareholder approval and other conditions precedent and the mergers of KB Impuls and VimpelCom-Region into VimpelCom are subject to the transfer or reissuance of VimpelCom-Region’s and KB Impuls’s licenses, frequencies and other permissions to VimpelCom. After these conditions are met, certain technical steps will need to be completed to finalize the mergers.

The current legal and regulatory regime is unclear about the timing or procedure of the transfer or reissuance of VimpelCom-Region’s and KB Impuls’s licenses, frequencies and other permissions to VimpelCom in the event of a merger or reorganization and this may delay or result in the non-completion of the mergers of VimpelCom-Region and KB Impuls into VimpelCom. The new Law “On Communications,” or the New Law, which came inte effect on January 1, 2004, contains a series of provisions applicable to the reissuance of licenses, including in connection with a merger or a reorganization of a licensee. It is unclear which of the provisions set forth in the New Law apply to different types of reorganizations. In the case of a merger of one entity into another, with the latter being the legal successor to the former, it might be reasonable to conclude that three different provisions of the New Law apply, but these provisions are contradictory. For instance, certain of these provisions require the licensee to submit the application for the transfer of a license to the successor entity while another of these provisions requires the legal successor to submit the application; in the case of the mergers of each of VimpelCom-Region and KB Impuls into VimpelCom, these two entities are different. Furthermore, if the rules are interpreted to require the application to be filed within 30 days after a merger or consolidation is complete (i.e., in the case of the mergers of VimpelCom-Region and KB Impuls into VimpelCom, after the licensee ceases to exist and all of its rights and obligations are transferred to VimpelCom, which will be the legal successor), it is unclear under the New Law whether services may continue to be provided under the initial license during the 30 day period. While we initially filed an application to transfer the VimpelCom-Region licenses to VimpelCom on March 5, 2004, due to the subsequent reorganization of the government we were advised to resubmit our application at a later date. On March 25, 2004, we submitted a new request to transfer the VimpelCom-Region licenses to VimpelCom. To date, we have received no correspondence concerning this request.

Because of the uncertainty related to the New Law, there can be no assurance that the licenses, frequencies and other permissions of VimpelCom-Region and KB Impuls will be transferred or reissued to VimpelCom in a timely and complete manner allowing the mergers to be completed in a timely fashion and their advantages and benefits fully realized. Furthermore, as a result of the reorganization of the Russian government, not all of the officials within the Ministry of Transport and Communications and related government agencies who will be responsible for this transfer or reissuance have been appointed, and not all of the implementing regulations have been promulgated. As a result, the timing of the transfer or reissuance of the licenses, frequencies and permissions and of the planned mergers is uncertain. A substantial delay in our planned mergers or the failure to transfer or reissue some or all of VimpelCom-Region’s or KB Impuls’s licenses, frequencies and other permissions may materially adversely affect our business.

MegaFon, a new national telecommunications operator, may receive preferential treatment from the regulatory authorities and benefit from the resources of its shareholders, potentially giving it a substantial competitive advantage over us.

One of our national competitors is Open Joint Stock Company, “MegaFon,” which we refer to in this Annual Report on Form 20-F as MegaFon. MegaFon was formed on May 29, 2002 with the intention of merging nine regional mobile phone operators. The nine companies which comprise the MegaFon group together hold licenses to provide GSM 900/1800 cellular communications service in all 89 administrative regions of the Russian Federation. In addition, all of the companies in the MegaFon group have instituted a unified intranetwork roaming tariff and are expected to introduce unified tariffs in each of the regions in which they operate. These factors could undermine our plans to expand in regions outside of the Moscow license area and diminish the competitive advantage we hope to enjoy from our creation of a single, integrated national network.

In the Moscow license area, we also compete with Closed Joint Stock Company “Sonic Duo,” or Sonic Duo, a wholly-owned subsidiary of MegaFon. Sonic Duo received a dual band GSM-900/1800 license for the Moscow license area in May 2000, began providing roaming services in Moscow to subscribers of other wireless operators in the third quarter of 2001 and commenced operations in Moscow in late November 2001. Sonic Duo markets its services in Moscow under the MegaFon brand name. According to J’son & Partners and Sotovik.ru, Sonic Duo had approximately 850,000 subscribers as of December 31, 2003, representing a subscriber market share of approximately 7.4%. The entry of Sonic Duo into the Moscow license area led to additional price competition among the GSM operators in Moscow.

According to press reports and information on MegaFon’s website, MegaFon is owned by Telecominvest, CT Mobile, TeliaSonera, a leading Scandinavian telecommunications operator, IPOC International Growth Fund and Westlink Funds. In turn, Telecominvest is 15.0% owned by North-West Telecom, a subsidiary of Svyazinvest, 36.0% by TeliaSonera and 59.0% by First National Holding, which has been linked in the press to IPOC. Alfa Group, one of our shareholders, acquired CT Mobile in 2003 following approval of our board of directors to the granting of consent by our company to Alfa Group’s acquisition. The consent contemplates that the parties will explore the possibility of a business combination between MegaFon and our company. According to press reports, the acquisition is being disputed by some of the shareholders. Svyazinvest is effectively controlled by the Russian government. Press reports have noted that in the past Megafon received preferential treatment in regulatory matters and have pointed to the previous involvement of some government officials in entities related to MegaFon as potential reasons for such treatment. If MegaFon receives favorable treatment from government officials in the future or if our company is singled out for unfavorable treatment by government officials as a result of disputes between third parties, our business could be adversely affected.

We face intense competition from an increasing number of strong competitors.

Competition among telecommunications service providers in Russia is intense and increasing as providers are utilizing new marketing efforts to retain existing subscribers and attract new ones. For example, wireless service providers in the Moscow license area, including us, have lowered tariffs and, from time to time, offered handset subsidies. Our efforts to compete for subscribers based on reduced tariffs and lower equipment prices could greatly reduce our revenues and may not succeed. If this occurs, it may be difficult for us to remain profitable in the future.

Our competitors have established and will continue to establish relationships with each other and with third parties. Our primary competitor in Russia, Open Joint Stock Company “Mobile Telesystems,” or MTS, has relationships with third parties that have assets and other resources that may give MTS a substantial competitive advantage. Deutsche Telekom AG, a telecommunications company with significant telecommunications assets and experience, has reported that it beneficially owns 25.2% of MTS’s voting shares. Sistema, a diverse Russian holding company with interests in several telecommunications companies, recently reported that it beneficially owns 51.9% of MTS’s voting shares. MTS may have access to greater financial resources than our company in the future. We also compete with MegaFon, whose strategic partners include Telecominvest and TeliaSonera. Because of its strategic relationships, MegaFon has rapidly increased the number of its subscribers in the Moscow license area and the regions and this has resulted in increased competition in the Russian telecommunications industry.

Current or future relationships among our competitors and third parties may restrict our access to critical systems and resources. New competitors or alliances among competitors could rapidly acquire significant market share. We cannot assure you that we will be able to forge similar relationships or successfully compete against them.

Increased competition and a more diverse subscriber base have resulted in declining average monthly service revenues per subscriber, which may adversely affect our results of operation.

While our subscriber base and revenues are growing as we continue to grow our operations in Moscow and to expand into regions outside of Moscow, our average monthly service revenues per subscriber are decreasing. We expect to see a continued decline due to tariff decreases resulting from marketing competition and the increase of mass-market subscribers as a proportion of our overall subscriber mix. This decline in our average monthly service revenues per subscriber may adversely affect our results of operation.

If we are unable to maintain our favorable brand image, we may be unable to attract new subscribers and retain existing subscribers, leading to loss of market share and revenues.

We have expended significant time and resources building the Bee Line GSM brand. Our ability to attract new subscribers and retain existing subscribers depends in part on our ability to maintain what we believe to be our favorable brand image. We cannot assure you that our brand image will not be adversely affected by our dispute with Moscow Gossvyaznadzor and legal challenges by our subscribers. Negative rumors or claims by governmental authorities, individual subscribers and third parties or the commencement or continuation of criminal proceedings against our company regarding our services and advertising could also adversely affect this brand image. In addition, consumer preferences change and our failure to anticipate, identify or react to these changes by providing attractive services at competitive prices could negatively affect our market share. Any loss of market share resulting from any or all of these factors could negatively affect our results of operations.

We are required to route our international traffic from our GSM subscribers through Rostelecom but we cannot provide assurances that Rostelecom will have sufficient capacity or that the regulator will confirm that our routing of traffic complies with this requirement.

Regulations enacted in late 2003 require GSM operators to route their international traffic through Rostelecom, a majority government-owned fixed line operator. As a result, we have amended our agreements with Rostelecom to provide that traffic from all of our federal telephone numbers will be routed through Rostelecom and, to date, Rostelecom has been able to provide sufficient capacity. However, there can be no assurance that Rostelecom will continue to be able to provide sufficient capacity to us as our subscriber base grows. Furthermore, international calls placed by our subscribers who have local Moscow numbers are routed through alternate telecommunications providers who are required, according to our agreements with them, to route international traffic through Rostelecom. However, we have not received any confirmation to date from the regulatory bodies that routing the traffic of our subscribers through these alternate providers to Rostelecom complies with these regulations and we cannot assure you that the alternate providers will route the international traffic of these subscribers through Rostelecom notwithstanding their contractual obligations to do so. In addition, regulatory bodies have raised issues regarding the use of local Moscow telephone numbers assigned to alternate telecommunications providers by our subscribers and to date, have not confirmed that our structure, pursuant to which we re-route calls through these alternate telecommunications providers, is consistent with the new regulations. Any finding by the regulator that we are not in compliance with any or all these requirements could have an adverse effect on our business.

The public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our subscribers and will require us to make additional capital expenditures.

Due to the growth in fixed and mobile telephone use in Russia, long distance and local lines have, from time to time, become overtaxed and cause incoming and outgoing calls to have lower completion rates. Additional investment is required to increase line capacity. In addition, continued growth in local, long-distance and international traffic, including that generated by our subscribers, may require substantial investment in public switched telephone networks. Although the operators of public switched telephone networks are normally responsible for these investments, their weak financial condition may prevent them from making these investments. Since we are financially strong relative to these public network operators, we may be compelled to make such investments on their behalf, placing an additional burden on our financial and human resources. Additionally, assuming we do make such investments, we may not own the assets resulting from such investment. While we cannot estimate the financial and operating burdens associated with such investments, they may be substantial and may have a material adverse effect on our business and results of operations.

Substantial leverage and debt service obligations may adversely affect our cash flow.

We have substantial amounts of outstanding indebtedness, primarily our obligations under the following:

•	our obligations under the loan agreement with J.P. Morgan AG, pursuant to which J.P. Morgan AG extended a loan of US$250.0 million to our company, which was funded by the issuance of loan participation notes by J.P. Morgan AG;

•	our Russian ruble bond offering, pursuant to which we owe US$101.9 million to bondholders as of December 31, 2003;

•	loans from Nordea Bank Sweden (publ) and Bayerische Hypo- und Vereinsbank AG and Svenska Handelsbanken AB; and

•	our obligations under vendor financing agreements with Alcatel SEL AG, General DataCom, and Technoserv.

As of December 31, 2003, our total outstanding indebtedness was approximately US$607.0 million. Our consolidated subsidiaries, which include KB Impuls and VimpelCom-Region, are the primary or sole obligors on US$293.3 million, or approximately 48.3%, of our actual total indebtedness. US$228.2 million of our total outstanding indebtedness was secured by our equipment, securities and real property. If we incur additional indebtedness, the related risks that we now face could increase. Specifically, we may not be able to generate enough cash to pay the principal, premium (if any), interest and other amounts due under our indebtedness.

Our substantial leverage and the limits imposed by our debt obligations could have significant negative consequences, including:

•	limiting our ability to obtain additional financing or to refinance existing indebtedness;

•	requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our cash flow available for other purposes, including capital expenditures and marketing efforts;

•	increasing our vulnerability to general adverse economic and industry conditions; and

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete.

We must generate sufficient net cash flow in order to meet our debt service obligations, and we cannot assure you that we will be able to meet such obligations. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we would be in default under the terms of our indebtedness and the holders of our indebtedness would be able to accelerate the maturity of such indebtedness and could cause defaults under our other indebtedness.

If we do not generate sufficient cash flow from operations in order to meet our debt service obligations, we may have to undertake alternative financing plans to alleviate liquidity constraints, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital expenditures or seeking additional capital. We cannot assure you that any refinancing or additional financing would be available on acceptable terms, or that assets could be sold, or if sold, of the timing of the sales and whether the proceeds realized from those sales would be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would materially adversely affect our business, financial condition, results of operation and business prospects.

We are dependent on payments from KB Impuls to generate funds necessary to meet our obligations.

Most of our operating income and cash flow from operations is generated by our wholly-owned subsidiary KB Impuls. Our GSM license for the Moscow license area is held by KB Impuls. Although our company collects revenues derived from our Moscow GSM network on behalf of KB Impuls under the terms of our service agreement, we do not hold legal title to such revenues. We charge fees for this and other services that we render to KB Impuls, but we do not have a security interest or a priority right over the amounts collected on behalf of KB Impuls to ensure payment of these fees. As a result, we are dependent on the revenues of KB Impuls to generate funds necessary to meet our obligations, including our obligations under our loans from Nordea and Bayerische and J.P. Morgan AG and our promissory notes issued to Technoserv and General DataCom. We expect that the funds necessary to meet our debt service obligations will be provided primarily by cash flow from our operations, payments under the service agreement with KB Impuls, as well as debt repayments, dividends and distributions from KB Impuls or payments under service, agency and similar agreements and external financing. Our ability to obtain cash from KB Impuls to meet our debt service obligations may be limited by contractual and legal restrictions on its ability to pay dividends and enter into transactions with VimpelCom and by its financial condition and requirements for cash to conduct its operations. For example, pursuant to KB Impuls’s vendor financing agreements with Alcatel, KB Impuls may not pay any dividends if there is an event of default under any of its vendor financing agreements with Alcatel or the related guarantees given by our company, and, if there is no such event of default, may pay dividends in a particular year to our company in an amount not greater than 80.0% of the net profits of KB Impuls for such year. Should an event of default occur under any such agreements or guarantees, KB Impuls will be prevented from making any dividend distribution to our company and our revenues and results of operations may be materially adversely affected. For more information regarding KB Impuls’s indebtedness and related payment restrictions, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities.” Although some of these risks will be eliminated if our merger with KB Impuls is completed, we cannot assure you that we will be able to obtain all of the necessary approvals or meet all of the conditions precedent in order to complete the merger with KB Impuls.

We may not be able to recover, or realize the value of, the debt investments that we make in KB Impuls or other subsidiaries.

We lend funds to, and make further debt investments in, one or more of our subsidiaries under intercompany loan agreements and other types of contractual agreements. KB Impuls and VimpelCom-Region are also parties to third-party financing arrangements that restrict our ability to recover our investments in these subsidiaries through the repayment of loans or dividends. For more information regarding VimpelCom-Region’s indebtedness and related payment restrictions, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities.”

The restrictions on either KB Impuls or VimpelCom-Region to repay debt may make it difficult for us to meet our debt service obligations. Although the risks related to our intercompany loans to KB Impuls and VimpelCom-Region will be eliminated if our mergers with these subsidiaries are completed, we cannot assure you that we will be able to obtain all of the necessary approvals or meet all of the conditions precedent in order to complete these mergers.

Our revenues are often unpredictable and our revenue sources are short-term in nature.

Future revenues from our prepaid and contract subscribers, our two primary sources of revenues, are unpredictable. We do not require our prepaid subscribers to enter into service contracts and cannot be certain that they will continue to use our services in the future. We require our contract subscribers to enter into service contracts. However, many of our service contracts can be cancelled by the subscriber with limited advance notice and without significant penalty. Our churn rate, which is the number of subscribers disconnected from our network within a given period expressed as a percentage of the midpoint of the number of subscribers at the beginning and end of that period, fluctuates significantly and is difficult to predict. Our churn rate was 39.3% in 2003, 30.8% in 2002 and 23.0% in 2001. The increase in our churn rate during 2003 was primarily the result of high subscriber growth and increased marketing competition. A large portion of our new subscribers are first time users of mobile telecommunications services and first time users typically migrate between tariff plans and operators more often than established users of mobile telecommunications services. Migration of our subscribers between tariff plans is technically recorded as churn even though the subscribers are retained, thereby contributing to the aggregate increase in the churn rate for these periods. The loss of a larger number of subscribers than anticipated could result in a loss of a significant amount of expected revenues. Because we incur costs based on our expectations of future revenues, our failure to accurately predict revenues could put our business in jeopardy.

Covenants in our debt agreements restrict our ability to borrow and invest, which could impair our ability to expand or finance our future operations.

The loan agreement with J.P. Morgan AG (funded by the issuance of loan participation notes by J.P. Morgan AG) and our credit facilities with Nordea and Bayerische and VimpelCom-Region’s credit agreement with Svenska contain a number of different covenants that impose significant operating and financial restrictions on us and VimpelCom-Region. Additional covenants are also included in KB Impuls’s vendor financing agreements with Alcatel, as well as in VimpelCom-Region’s credit agreement with the Savings Bank of the Russian Federation, or Sberbank, which will also apply to our company after the consummation of the VimpelCom-Region merger into VimpelCom. These restrictions significantly limit, and in some cases prohibit, among other things, the ability of our company and certain of our subsidiaries to incur additional indebtedness, create liens on assets, enter into business combinations or engage in certain activities with companies within our group. A failure to comply with these restrictions would constitute a default under the agreements discussed above and could trigger cross-default under some or all of the agreements discussed above. In the event of such a default, the debtor’s obligations under one or more of these agreements could, under certain circumstances, become immediately due and payable, which would have a material adverse effect on our business and our shareholders’ equity.

We anticipate that we will need additional capital and may not be able to raise it.

Under our current business plan, we plan to raise up to US$600.0 million in additional debt financing in the Russian and/or international capital markets and/or in bank financing to meet our projected capital requirements through 2005. We anticipate that we will need additional capital for a variety of reasons, such as:

•	financing our strategy to develop our regional GSM licenses, including possible acquisitions of existing operators or any payments required in connection with new licenses or frequencies granted to us;

•	improving our debt portfolio structure;

•	financing new technologies, such as third generation, or 3G, services;

•	improving our infrastructure, including our information technology systems;

•	financing our subscriber growth strategy;

•	refinancing existing long-term indebtedness;

•	enhancing our service and subscriber support;

•	responding to unexpected increases in the pace of network development;

•	complying with regulatory requirements or developments;

•	taking advantage of new business opportunities; and

•	implementing changes in our business strategy.

Due to a variety of factors, including perceived risks related to our regulatory developments, operational performance or deterioration in the Russian economy or unfavorable conditions in the Russian or international capital markets, we may not be able to raise additional capital on acceptable terms. If we cannot obtain adequate financing on acceptable terms, we may be unable to take advantage of opportunities, refinance existing long-term indebtedness or to meet unexpected financial requirements and our growth strategy may be negatively affected. This could cause us to delay or abandon anticipated expenditures or otherwise limit operations, which could adversely affect our business.

If we invest in or acquire other companies, we may face certain risks inherent in such transactions.

We may acquire or invest in other companies in business areas that are complementary to our current operations. Any such future acquisitions or investments could be significant and in any case would involve risks inherent in assessing the value, strengths and weaknesses of such opportunities, as well as in integrating and managing their operations. Such acquisitions or investments may divert our resources and management time. We cannot assure you that any acquisition or investment could be made in a timely manner or on terms and conditions acceptable to us. We also cannot assure you that we will be successful in completing and financing any such acquisition or investment.

Five out of our seven super-regional GSM licenses, including our GSM license for the Moscow license area, will expire in 2008 and any failure on our part to extend existing licenses or procure new licenses to replace our existing licenses may have a material adverse affect on our business and results of operations.

Five out of our seven GSM licenses expire on April 28, 2008. We cannot predict whether the licenses that expire in 2008 will be renewed after expiration. For instance, the New Law states that an application for a new license may be rejected if there are any uncured violations on the date of the renewal application, and we cannot assure you that we will not have any uncured violations when we apply for license renewals. Furthermore, upon renewal our licenses may contain additional obligations, including payment obligations, or may cover reduced service areas. If our GSM license for the Moscow license area and our other super-regional licenses that expire in 2008 are not renewed, our business could be materially adversely affected.

Our wireless licenses may not be extended or may be suspended or revoked, which could adversely affect our business.

We are required to meet certain terms and conditions to maintain each of our GSM licenses. These conditions include:

•	commencing service by a certain date;

•	meeting certain line capacity and territorial or population coverage benchmarks by specified dates;

•	providing telecommunications services only after obtaining permits for operation of equipment and use of frequencies; and/or

•	developing coverage of particular cities by specified dates.

If we fail to meet start-of-service dates, line capacity, territorial or population coverage requirements or other technical requirements under any of our GSM licenses, or do not obtain permits for operation of our equipment or use of frequencies, or if extensions requested are not granted and action is taken against our company or our subsidiaries, our business could be adversely affected. Each of our GSM licenses also contains a requirement that the license be registered with the local regulatory authority (formerly the Department of Supervision over Communications and Informatization in the Russian Federation, or Gossvyaznadzor). The authorities have not registered our license in Chechnya due to the fact that there is no regulator in that region.

Our GSM licenses covering the Central and Central Black Earth, North Caucasus, Siberian and Volga regions required us, among other things, to meet certain coverage requirements for certain specified cities by December 31, 2001. However, we did not have all of the necessary base stations installed with all necessary permissions by December 31, 2001. The requirement in our regional GSM licenses that certain networks cover specified cities by a specified date is a relatively new type of licensing requirement. Russian telecommunications legislation does not clearly define what “coverage” of a city means and does not clearly regulate the construction and launching of GSM networks. As a result, there is a possibility that the Ministry of Transport and Communications (or any successor to the powers of the former Ministry of Communications) or the Federal Surveillance Service for Communications may interpret the requirements differently than us and, consequently, we may be in violation of our regional GSM licenses despite our best efforts at compliance. In a non-binding clarification from the Ministry of Communications issued in December 2001, the Ministry of Communications stated that this coverage requirement could be met by GSM-900 coverage, and that no minimum number of base stations need be installed to meet this requirement. Accordingly, it is our understanding that so long as at least one base station is installed in each such city in the 900 MHz frequency range, the license requirement is met.

We have installed at least one 900 MHz base station, based upon all necessary permissions that we are required to receive from various Russian government agencies, in each of the cities indicated in each of our licenses except in Naberezhnye Chelny in the Volga license area and except for those cities in which the start-of-service date has been extended to December 31, 2004 (and we believe that the dates by which the territorial coverage requirements must be met were also deemed to be extended as a result of the extension of the start-of service dates). We are currently in the registration stage of obtaining the necessary permissions for Naberezhnye Chelny. We cannot assure you that the Ministry of Transport and Communications (or any successor to the powers of the former Ministry of Communications) or the Federal Surveillance Service for Communications will not find that we did not fully meet our coverage requirements by December 31, 2001 in some or all cities.

Our GSM licenses covering the Northwest and Ural regions require us to meet certain coverage requirements (expressed as percentages of the population). Our license covering the Northwest region requires us to provide coverage to 20.0%, 40.0% and 80.0% of the covered population by December 31, 2004, December 31, 2006 and December 31, 2011, respectively. Our license for the Ural region requires us to provide coverage to 30.0% and 70.0% of covered territory’s population by December 31, 2005 and December 2012, respectively. Additionally, our GSM licenses covering the Northwest and Ural regions each contain a start-of-service requirement for the area covered by each license. However, these start-of-service requirements do not provide specific start-of-service dates for each administrative subject area covered by each license. In the past, we have interpreted such provisions to require us to install a network in at least one administrative subject area covered by each license. Because we do not know whether the Federal Surveillance Service for Communications will interpret this start-of-service requirement in the same manner as its predecessor, we cannot assure you that it will not determine that we have violated the start-of-service requirement if we do not start to provide service in each administrative subject within the license area by the start-of-service date specified in the license. If we fail to meet any of these coverage and start-of-service requirements in our licenses, we anticipate that the Ministry of Transport and Communications (or any successor to the powers of the former Ministry of Communications) or the Federal Surveillance Service for Communications would provide a warning to our company or our subsidiaries and provide us with an opportunity to cure any non-compliance. However, we cannot assure you that we will receive a grace period, and we cannot assure you that any grace period afforded to us would be sufficient to allow us to cure any remaining non-compliance. In the event that we do not cure any remaining non-compliance, the Federal Surveillance Service for Communications could decide to suspend or terminate the entire license. The occurrence of any of these events would adversely affect our ability to build out our networks in the regions in accordance with our business plan and could harm our reputation in the regions.

If we fail to completely fulfill the specific terms of any of our GSM licenses, frequency permissions or other governmental permissions or if we provide services in a manner that violates applicable legislation, government regulators may levy fines, suspend or terminate our licenses, frequency permissions or other governmental permissions. A suspension or termination of any of our GSM licenses could harm our business and our results of operations.

We face uncertainty regarding payments for frequency allocations under the terms of some of our licenses.

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

In August 1998, the government issued a decision according to which we had to pay US$30.0 million, initially due within 25 days, for the use of 15 frequency channels in connection with our receipt of permission to provide GSM-900 services in the Moscow license area and the Central and Central Black Earth license area.

After an initial payment, the government issued a decision in September 1998 allowing us to pay the balance of the US$30.0 million in periodic installments. Thereafter, we were instructed to pay the installments to different state bodies. We have now paid the full amount to accounts that were indicated by the Ministry of Defense, with the deduction of certain expenses incurred by our company in connection with experimental works performed during the process of releasing frequency spectrum. We cannot assure you that we will not be required to pay for additional frequency channels that we use or need. The loss or suspension of any of our frequency allocations could affect our ability to provide services and adversely affect our business.

We may soon face a shortage of federal telephone numbers that are currently available to us and our access to additional federal telephone numbers is limited.

Federal telephone numbers are an important feature of our mass market strategy. Because we incur fewer costs in acquiring and providing service on federal numbers, we can offer service on federal numbers to price-sensitive subscribers. We submitted requests to the former Ministry of Communications to receive the right to use the 906 area code for our GSM operations. However, because the former Ministry of Communications did not sign the order on the allocation of the 906 area code prior to January 1, 2004, the effective date for new legislation which provided that the Russian Government should determine the procedure for allocation of numbering capacity, this area code will only be allocated after the Russian Government approves the allocation procedures and the use of the numbering reserves. It is currently unclear when allocations procedures will be established and due to the reorganization of the Russian Government, establishment of allocation procedures may be delayed further. If we do not receive access to additional federal telephone numbers soon, our ability to sign up new subscribers may be limited and, ultimately, our revenues and market share may be adversely affected.

Our ability to provide wireless services would be severely hampered if our access to local and long distance line capacity was limited or if the commercial terms of our interconnect agreements were significantly altered.

Our ability to provide telecommunications services depends on our ability to secure and maintain interconnection agreements with Rostelecom and other incumbent owners of networks. Interconnection is required to complete calls that originate on our respective networks but terminate outside our networks, or that originate from outside our networks and terminate on our networks. Each of our current interconnection agreements with incumbent operators may be terminated annually by the respective operator. It is possible that in the future our interconnection agreements may not be renewed or not renewed on a timely basis or on commercially reasonable terms.

Further our ability to interconnect with the public switched telephone network and other local, domestic and international networks, as well as directly with other cellular networks, in a cost-effective manner is critical to the economic viability of our operations. A significant increase in our interconnection costs or a lack of available line capacity for interconnections could have an adverse effect on our ability to provide services. We anticipate that fixed line providers will significantly increase their interconnect costs in the near future as the public telephone networks begin to adjust their fee structures in Russia to reflect operating costs, which, in turn, will increase our operating costs. We currently have numbering capacity agreements with a small number of telecommunications providers in Moscow, some of which are affiliated with our main Moscow competitor, MTS. Additionally, we are contractually obligated to obtain the consent of certain of these companies to use local Moscow lines from other telecommunications providers.

We have interconnect agreements with Rostelecom, which transmits to our subscribers all international traffic and a substantial portion of incoming traffic from the public switched network of Moscow, operated by the Moscow City Telephone Network, or MGTS. Recently, our subscribers have experienced difficulties receiving calls from MGTS subscribers due to a shortage in the number of links between our network and Rostelecom’s network. Although we have increased the number of available links with Rostelecom, these difficulties may persist. Currently, a portion of the calls to or from our subscribers interconnects with MGTS through a recently installed switching center in Moscow. As the number of our subscribers increases and as our reliance on Rostelecom grows because we are required to interconnect with it for all long distance traffic for our GSM operations, technical improvements and increased access to Rostelecom’s exchanges and/or the exchanges of other telephone line capacity providers with whom we have interconnect agreements may be required to ensure sufficient links are available for our subscribers. If Rostelecom or any other provider is unable to make required technical improvements, if the difficulties experienced by our subscribers with Rostelecom’s network recur or if any of our other telephone line capacity providers in Moscow become unreliable, we could experience serious interruptions in our ability to provide services. In addition, we will have to issue new telephone numbers to certain of our subscribers who do not use federal numbers if one of our interconnect agreements is terminated and replaced by an interconnect agreement with an alternative provider.

We face uncertainty regarding our frequency allocations and may experience limited spectrum capacity for providing wireless services.

In order to commence our pilot operations in specific cities in our GSM license areas, we applied for and received minimal frequency assignments in each of the cities in which we have commenced operations. As we build out our operations in the GSM license areas, we submit a frequency application and a site plan to the appropriate bodies for approval. Based on the results of this study and the available frequency at that time, specific frequencies in specific areas in each of our GSM license areas may be allocated to us. However, there is a limited amount of frequency available for wireless operators and in 2003 we applied for but did not receive additional GSM 900 frequencies. In addition, our application for GSM 900 frequencies in five territories within the Urals region, and six territories in the Northwest region were denied. We cannot be certain that frequency will be allocated to us, that it will be allocated to us in a timely manner or that it will be adequate in terms of quantity and geographic coverage to allow us to provide wireless services on a commercially feasible basis throughout all of our license areas.

If we fail to obtain renewals or extensions of our frequency allocations for our GSM networks, our business could be harmed.

Our frequency allocations for most of our license areas expire prior to the expiration date of our corresponding licenses. We cannot predict whether we will be able to obtain extensions of our frequency allocations and whether extensions will be granted in a timely manner and without any significant additional costs. It is possible that there could be a re-allocation of frequencies upon the expiration of existing permissions or the granting of frequency allocations for the same channels as our frequency allocations, requiring that we coordinate the use of our frequencies with the other license holders and/or experience a loss of quality in our network.

If we fail to obtain renewals or extensions of our frequency allocations for our GSM network in the Moscow license area, which expire on various dates between 2004 and 2008, or if other license holders are granted overlapping frequencies, our business could be adversely affected. Depending on the growth of our business in our other license areas, the failure to obtain renewal or extension of any other frequency allocations could also adversely affect our business.

The frequency allocations for our GSM networks are limited in comparison to the frequencies allocated to wireless service providers in other countries. The less frequency that is allocated to a wireless service provider, the fewer number of subscribers a network can handle. Our limited frequency allocations could cause us to incur significant additional costs in building out our networks, interfere with our ability to provide wireless services and limit our growth, all of which might harm our business.

Failure to obtain all permits required to use frequencies or operate telecommunications equipment could result in a disruption of our business.

Russian law prohibits operation of telecommunications equipment without a relevant permit from the Federal Surveillance Service for Communications. Due to the rigorous regulatory framework in which we operate and the long periods of time required to obtain permissions from governmental bodies, it is often the case that we are not able to obtain all of the permissions required for our operations in a timely manner. For example, although we received preliminary approvals for the receipt of certain frequency permissions in April 2001 and, in accordance with Russian law, we should have received the frequency permissions by the end of April 2001, these permissions were only issued in September 2001. In addition, it is frequently not possible for us to procure all of the permissions for each of our base stations before we put the base stations into commercial operation or to amend or maintain all of the permissions when we make changes to the location or technical specifications of our base stations. At times, there can be a significant number of base stations or other communications facilities for which we do not have final permission to operate and there can be delays of several months until we obtain the final permissions for particular base stations or other communications facilities. If the Federal Surveillance Service for Communications finds that we operate telecommunications equipment without an applicable permit, we could experience a significant disruption in our service or network operation and this would have a material adverse effect on our business and results of operations.

It may be more difficult for us to attract new subscribers in the regions outside of Moscow than it is for our competitors that established a local presence prior to the time that our company did.

We do not possess a “first mover advantage” in most of the regions outside of Moscow where we currently operate or intend to provide services in the future. In many cases, we have been the second, third or fourth wireless operator to enter a particular regional market. For example, both MTS and MegaFon have had operations in the Northwest region, which includes St. Petersburg, before we did. We launched commercial operations in St. Petersburg on April 15, 2003. In addition, both MTS and MegaFon currently hold GSM licenses in the Far East region, the only super-region in which we do not hold a license. We applied for but did not receive a GSM license for the Far East region and were informed by the regulator that further tests would need to be conducted in order to determine whether additional GSM frequencies would be available in the Far East region. Therefore, we cannot assure you that we will be able to gain access to operations in the Far East region at all or on commercially attractive terms by way of acquisition or by receipt of a new license. As a result, it may be more difficult for our company to attract new subscribers in the regions than it is for our competitors (including MTS and MegaFon and their respective affiliates) that entered markets and established a local presence in some cases years before we did. The regions outside of Moscow are significant to our company, MTS and MegaFon as the rate of subscriber growth in the regions has surpassed the subscriber growth rate in Moscow. If we are not successful in penetrating local markets outside of Moscow, our business may be adversely affected.

We face competition from an increasing number of technologies and may face greater competition as a result of the issuance of new wireless licenses.

The four principal competing wireless technologies currently licensed and operating in the Moscow license area are GSM-900/1800, operated by us, MTS and Sonic Duo, D-AMPS, operated by us, and a Nordic Mobile Telephone network operating in the 450 MHz frequency range, or NMT-450, and Code Division Multiple Access, or CDMA, both of which are operated by MCC. GSM networks are operated in most regions in Russia. Competitors that are able to operate networks that are more cost effective than ours may have competitive advantages over us, which could cause our business to suffer.

The Federal Surveillance Service for Communications may grant additional licenses for any or all of the wireless standards in the license areas in which we operate, including GSM. In May 2001, the Ministry of Communications announced plans to issue GSM-1800 licenses to AMPS/D-AMPS operators in Russia and nearly all AMPS/D-AMPS operators have received GSM-1800 licenses and launched their networks during 2003. The issuance of additional licenses for existing wireless standards or the implementation of new wireless technology in any of the license areas in which we operate could greatly increase competition and threaten our business.

We may also face competition from other communications technologies. Providers of traditional wireline telephone service may compete with us as their services improve. Additionally, IP protocol telephony may provide competition for us in the future. The increased availability or marketing of these technologies could reduce our subscribers and adversely affect our business.

Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, adversely affect our business.

The wireless telecommunications industry is characterized by rapidly changing technology and evolving industry standards. The rapid technological advances in the wireless telecommunications industry make it difficult to predict the extent of future competition. It is possible that the technologies we utilize today will become obsolete or subject to competition from new technologies in the future for which we may be unable to obtain the appropriate license. For example, 3G wireless standards, such as the Universal Mobile Telecommunications Services, or UMTS, standard, are significantly superior to existing second generation standards, such as GSM. To date, no allocation procedures have been announced and no 3G licenses have been issued. The Ministry of Transport and Communications has stated that it expects to announce the allocation procedure for 3G licenses and to issue these licenses by the end of 2004; however, such decisions have been delayed in the past.

Accordingly, our future success will depend, in part, on the adoption of a favorable policy and regulation of 3G standards, our ability to quickly identify the most promising technology and being the first licensee of such technology. In this respect, among the most important challenges facing us are the need to:

•	effectively integrate new and leading technologies;

•	continue to develop our technical expertise;

•	influence emerging industry standards; and

•	respond to other technological changes.

We may not be able to meet all of these challenges in a timely and cost-effective manner. The press has reported that 3G licenses may be issued through auctions rather than through tenders, and we believe that auctions generally create a higher price than tenders for licenses. In addition, we may not be able to acquire licenses for 3G wireless standards, which we may deem necessary to compete, we may not be able to acquire such licenses on reasonable terms and we may not be able to develop a strategy compatible with this or any other new technology. In 2003 we applied for permits to use radio frequencies in order to expand our UMTS test network in Moscow. The former Ministry of Communications did not respond to our permit requests before its reorganization. Our business may be adversely affected if we do not acquire licenses for 3G wireless standards, acquire 3G wireless licenses on commercially favorable terms or if we experience delays in building and developing our 3G network.

Our strategic partnerships and joint ventures to develop our services in the regions in Russia are accompanied by inherent business risks.

We benefit significantly from the strengths and expertise of our strategic partners, Telenor East Invest AS, or Telenor, and Eco Telecom Limited, part of the Alfa Group of companies, or the Alfa Group. In May 2001, we signed a series of agreements with Alfa Group and Telenor to develop our regional license areas outside of Moscow. In November 2001, Alfa Group invested US$103.0 million in our company, which we contributed (together with an additional US$15.6 million of our own funds, at the exchange rate as of the date of contribution) as equity to VimpelCom-Region. In November 2002, Alfa Group, Telenor and our company each invested US$58.5 million each in VimpelCom-Region and in August 2003, Alfa Group invested US$58.5 million in VimpelCom-Region.

Since that time, Alfa Group has acquired a stake in MegaFon, one of our main competitors. Alfa Group has confirmed that following its acquisition of a stake in MegaFon our company continues to be its primary investment vehicle in the Russian telecommunications industry. However, if Alfa Group’s investment focus shifts in favor of MegaFon, our company may be deprived of the important benefits and resources that it derives from Alfa Group’s current telecommunications investment policy. Additionally, a shift in Alfa Group’s focus in favor of MegaFon may hinder our activities and operations and may prevent our further national expansion.

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

Telenor and Alfa Group may have different strategies in pursuing regional development, development in the CIS or in other regions than we do, and they may have different strategies from one another. We cannot assure you that conflicts of interest among our company, Alfa Group and Telenor will not arise. Any such conflict of interests may affect our ability to service or repay our debt obligations.

We may encounter difficulties in expanding and operating our networks.

Increasing the capacity of our networks in the Moscow license area and the regions and expanding the geographic coverage of our networks into our regional license areas are important components of our plan to increase our subscriber base. We may encounter difficulties in building our networks or face other factors beyond our control that could affect the quality of services, increase the cost of construction or operation of our networks or delay the introduction of services. As a result, we could experience difficulty in increasing our subscriber base or could fail to meet license requirements, either of which may have an adverse effect on our business. We may encounter difficulties with respect to:

•	obtaining in a timely manner and maintaining licenses, frequency allocations, other governmental permissions and numbering capacity sufficient to provide services to our subscribers;

•	obtaining sufficient interconnect arrangements, including federal telephone numbers for our subscribers;

•	delivering services that are technically and economically feasible;

•	financing increases in network construction and development costs, including in the regions;

•	providing service coverage to a large geographic area outside the Moscow license area;

•	obtaining compliance certificates for our telecommunications equipment in a timely and cost-efficient manner;

•	marketing our services in a large geographic area to a new potential subscriber base outside the Moscow license area with lower average income;

•	meeting demands of local special interest groups; and

•	obtaining adequate supplies of network equipment and handsets.

We have experienced substantial growth and development in a relatively short period of time

We have experienced substantial growth and development in a relatively short period of time. Management of this growth has required significant managerial and operational resources and is likely to continue to do so. Management of growth will require, among other things:

•	stringent control of network build-out and other costs;

•	continued development of financial and management controls and information technology systems and their implementation in newly acquired businesses;

•	implementation of adequate internal controls and disclosure controls and procedures;

•	increased marketing activities;

•	the need to provide additional service centers;

•	hiring and training of new personnel;

•	coordination among our logistical, technical, accounting, finance, marketing and sales personnel; and

•	the ability to integrate new acquisitions into our operations.

Our failure to successfully manage our growth needs could have a material adverse effect on our business, operating performance and financial condition.

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

Our future operating results depend in large part upon the continued contributions of key senior managers and technical personnel. We cannot be sure that their services will continue to be available to us in the future, nor do we have key personnel life insurance covering any of our senior managers. Our current CEO and General Director, Alexander Izosimov, assumed his duties in October 2003 and is under contract with our company for three years. We could be adversely affected if Mr. Izosimov or any of our other senior managers ceased to actively participate in the management of our business, whether upon the expiration of their contracts or earlier.

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

Our business could be adversely affected if we fail to implement the necessary operating systems to support our growth.

Our ability to manage our business successfully is contingent upon our ability to implement sufficient operational resources and systems to support our rapid growth. We may face risks in rolling out systems in the regions or integrating new technologies into existing systems. For example, if our new billing system develops unexpected limitations or problems, subscriber bills may not be generated promptly and correctly. This could adversely impact our business since we would not be able to collect promptly on subscriber balances. In addition, our current management information system is significantly less developed in certain respects than those of wireless service providers in more developed markets and may not provide our management with as much or as accurate information as in those more developed markets. Failure to obtain the necessary operating systems to support our growth could have a materially adverse effect on our business.

We could experience subscriber database piracy, which may adversely affect our reputation, lead to subscriber lawsuits, loss of subscribers or hinder our ability to gain new subscribers and thereby adversely affect our business.

We may be exposed to database piracy which could result in the unauthorized dissemination of information about our subscribers, including their names, addresses, home phone numbers, passport details and individual tax numbers. In 2003, certain subscriber databases of MTS, MegaFon, Delta Telecom and other operators were stolen, copied and made available for sale. The breach of security of our database and illegal sale of our subscribers’ personal information could adversely impact our reputation, prompt lawsuits against us by individual and corporate subscribers, lead to a loss in subscribers and hinder our ability to attract new subscribers. Each of these factors, individually or in the aggregate, could negatively impact our revenues and results of operations.

We could lose network and telecommunications equipment if there is an event of default under agreements related to our secured debt.

Our financing agreements with Sberbank, Alcatel, Nordea and Bayerische and Svenska are secured by pledges over certain network, telecommunications and office equipment, securities and real property. If a default, including a cross-default, occurs under any of these agreements, our counterparties may foreclose on, among other things, the pledged network or telecommunications equipment or the real property where such equipment is located. If we lose network or telecommunications equipment following such an event of default, our business could be materially adversely affected.

We are subject to anti-monopoly regulation, which could restrict our business.

Russia’s anti-monopoly regulator has oversight over consumer affairs and advertising and may initiate an investigation on its own initiative or upon the request of a consumer or other body. We have received notices from the anti-monopoly regulator alleging violations of consumer rights and advertising regulations in the past and are currently in the process of resolving certain issues raised by the regulator regarding, for instance, our advertising of certain promotions. Some of the claims alleged by the anti-monopoly regulator regarding our advertising campaigns and violations of consumer rights have also been raised by subscribers in civil suits recently filed against us. Regulatory measures taken in response to violations may include the requirement to discontinue certain advertisements, or the imposition of fines, tariffs or restrictions on acquisitions or on other activities, such as contractual obligations.

Russia’s anti-monopoly regulator also is authorized to regulate Russian companies deemed to be a dominant force in, or a monopolist of, a market. Because Russian law does not clearly define “market” in terms of either services provided or geographic area of activity, it is difficult to determine under what circumstances we could be subject to these or similar measures. We cannot exclude the possibility, however, that our current subscriber market share in the Moscow license area or certain regions could trigger close scrutiny by the anti-monopoly regulator of the pricing and other terms of our services. We could be subject to anti-monopoly regulation in the future, which could adversely affect our business and our growth strategy.

The concepts of “affiliated persons” and “group of persons” that are fundamental to the Russian anti-monopoly law and to the law on joint stock companies are not clearly defined and are subject to many different interpretations. Consequently, the Russian anti-monopoly regulator or other competent authorities may challenge the positions we or certain of our officers, directors or shareholders have taken in this respect despite our best efforts at compliance. Any successful challenge by the Russian anti-monopoly regulator or other competent authorities may expose us or certain of our officers, directors or shareholders to fines or penalties and may result in the invalidation of certain agreements or arrangements. This may adversely affect the manner in which we manage and operate certain aspects of our business.

Our business could be adversely affected if our handset and network equipment supply arrangements are terminated or interrupted.

The successful build-out and operation of our networks depend heavily on obtaining adequate supplies of switching equipment, base stations, other network equipment and telephone handsets on a timely basis. We currently purchase our GSM network equipment from a small number of suppliers, principally Alcatel and Ericsson, although some of the equipment that we use is available from other suppliers. From time to time, we have experienced delays receiving equipment in the regions. Our business could be adversely affected if we are unable to obtain adequate supplies or equipment from Alcatel, Ericsson, Nokia or another supplier in a timely manner and on reasonable terms.

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

Problems with our switches, controllers, fiber optic network or at one or more of our base stations, whether or not within our control, could result in service interruptions or significant damage to our networks. Although we have back-up capacity for our network management operations and maintenance systems, automatic transfer to our back-up capacity is not seamless, and may cause network service interruptions. In the first half of 2001, we experienced a number of network service interruptions, primarily due to software-related problems. These interruptions affected a minority of our subscribers and lasted an average of less than one hour. In the second half of 2001, we experienced a three hour network interruption that affected approximately 50.0% of our subscribers in the Moscow license area, primarily due to software-related problems. In 2002, we suffered several technical service interruptions, including a network service interruption in March 2002 in the course of implementing our new billing system. This service interruption affected approximately 49,000 of our most loyal contract subscribers and, for some of these subscribers, lasted for up to three days. In 2003, we had a two and half hour service interruption relating to software modifications that affected 60.0% of our subscribers in the Moscow license area. According to media reports, such service interruptions may occur from time to time during installations of new software. Any further interruption of services could harm our business reputation and reduce the confidence of our subscribers and consequently impair our ability to obtain and retain subscribers and could lead to a violation of the terms of our licenses, each of which could adversely affect our business. We do not carry business interruption insurance to prevent against network disruptions.

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

Our intellectual property rights are costly and difficult to protect, and we cannot guarantee that the steps we have taken to protect our property rights will be adequate.

We regard our copyrights, trademarks, trade dress, trade secrets, and similar intellectual property, including our rights to certain domain names, as important to our continued success. We rely upon trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. Still, intellectual property rights are especially difficult to protect in the markets where we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and enforcement of court decisions is difficult.

In addition, litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to us, could have a material adverse effect on our business or results of operations. We also may incur substantial acquisition or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims of third parties. While we have successfully enforced our property rights in courts in the past, we cannot assure you that we will be able to successfully protect our property rights in the future.

Risks Related to Business Operations in Emerging Markets

Investors in emerging markets, such as Russia, are subject to greater risks than more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy.

Investors in emerging markets, such as Russia, should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant political, legal and economic risks. Emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption. In Russia, for instance, certain companies, including our company, have recently been subjected to attacks by those who try to exploit the deficiencies in the Russian legal and political system. Emerging economies, such as the Russian economy, are subject to rapid change and the information set out herein may become outdated relatively quickly. Russia’s economy, like other emerging economies, is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in Russia or other emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy. These developments could severely limit our access to capital and could adversely affect the purchasing power of our subscribers and, consequently, our business. Investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate.

Risks Related to the Political Environment in Russia

If reform policies in Russia are reversed, our business could be harmed and it could restrict our ability to obtain financing.

Under President Putin, the political and economic situation in Russia has become more stable, creating better conditions for economic growth. However, there is growing sentiment in Russia against certain private enterprises that is being encouraged by a number of prominent Duma deputies, political analysts and members of the media. While President Putin has maintained stability and policies generally oriented towards the continuation of economic reforms, changes in government, major policy shifts or a lack of consensus between various influential political groups could disrupt or reverse economic and regulatory reforms. In addition, reforms may be hindered if conflicts of interest are permitted to exist when officials are also engaged in private business, particularly when the business interests are in the industry which the officials regulate. Notwithstanding initiatives to combat corruption, Russia, like many other markets, continues to experience corruption and conflicts of interests of officials which add to the uncertainties we face, and may increase our costs. Any deterioration of Russia’s investment climate could restrict our ability to obtain financing in the future in international capital markets and our business could be harmed if governmental instability recurs or if reform policies are reversed.

On March 9, 2004, President Putin issued a presidential decree to substantially reorganize the cabinet, federal ministries and other parts of the executive branch of government. As part of the reorganization, the Ministry of Communications, Gossvyaznadzor, and other related regulatory bodies were replaced by the Ministry of Transport and Communications, the Federal Surveillance Service for Communications and the Federal Communications Agency. As required by the presidential decree, on April 6, 2004 the Russian government adopted regulations to divide certain authorities and responsibilities among the reorganized entities. The Ministry of Transport and Communications is responsible for the Federal Surveillance Service for Communications and the Federal Communications Agency and the issuance of decrees that regulate the Russian telecommunications industry. The Federal Surveillance Service for Communications is responsible for maintaining control in the communications area and for the issuance of communications licenses, while the Federal Communications Agency is responsible for the issuance, control and use of radio frequency allocations. Although the regulations have been adopted, there is currently no comprehensive regulatory framework with respect to these new regulatory bodies. As a result, it is unclear how these new bodies will function and what effect the reorganization will have on the telecommunications industry.

Risks Related to the Economic Situation in Russia

Economic instability in Russia could adversely affect our business.

Since the end of communism in the early 1990s, Russia’s economy has been undergoing a rapid transformation from a one-party state with a centrally planned economy to a pluralist democracy with a market oriented economy. This transformation has been marked by periods of significant instability. In particular, in August 1998, the Russian government decided to temporarily stop supporting the ruble, causing the currency to collapse, defaulted on much of its short-term domestic debt and imposed a ninety-day moratorium on foreign debt payments by Russian companies. The Russian government subsequently entered into protracted negotiations with its creditors to reschedule the terms of its domestic and foreign debt. It is possible that Russia may default on its domestic or foreign debt in the future or take other actions that could adversely affect its financial stability. Operating in such an economic environment makes it more difficult for us to obtain and maintain credit facilities, access international or domestic capital markets and obtain other financing to satisfy our future capital needs.

The August 1998 financial crisis marked the beginning of an economic downturn that affected the entire Russian economy and resulted in Russia’s equity market being the worst-performing equity market in the world in 1998. There can be no assurance that recent positive trends in the Russian economy, such as the increase in the gross domestic product, a relatively stable ruble and a reduced rate of inflation, will continue or will not reverse abruptly. Moreover, the Russian economy has benefited from high oil prices and fluctuations in international oil prices could adversely affect Russia’s economy. Future downturns in the Russian economy are possible and could diminish demand for our services, our ability to retain existing subscribers and collect payments from them and could prevent us from executing our growth strategy. Future downturns in the Russian economy could also prevent us from obtaining financing needed to fund our expansion, which could cause our business to suffer.

Russia’s physical infrastructure is in very poor condition and further deterioration in the physical infrastructure could have a material adverse effect on our business.

Russia’s physical infrastructure largely dates back to Soviet times and has not been adequately funded and maintained in recent years. Particularly affected are the rail and road networks, power generation and transmission, communications systems, and building stock. The federal government is actively considering plans to reorganize the nation’s rail, electricity and telephone systems, as well as the public utilities. Any such reorganization may result in increased charges and tariffs, potentially adding costs to our business, while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems. The deterioration of Russia’s physical infrastructure harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business in Russia and can interrupt business operations. These difficulties can impact us directly; for example, we have needed to keep portable electrical generators available to help us maintain base station operations in the event of power failures. Further deterioration in the physical infrastructure could have a material adverse effect on our business.

We are only able to conduct banking transactions with a limited number of creditworthy Russian banks as the Russian banking system remains underdeveloped.

Russia’s banking and other financial systems are not well developed or regulated and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent applications. There are currently a limited number of creditworthy Russian banks with which our company can conduct banking transactions. Most creditworthy Russian banks are located in Moscow and there are fewer creditworthy Russian banks in the regions outside of Moscow. We have received credit lines from Sberbank, which require us to maintain certain turnovers through accounts at Sberbank. We have tried to reduce our risk by receiving and holding funds in a number of Russian banks, including Sberbank, subsidiaries of foreign banks and Alfa Bank, an affiliate of one of our strategic shareholders. However, our ability to reduce bank risk in this manner is limited due to the small number of creditworthy banks operating outside of Moscow. A prolonged or serious banking crisis or the bankruptcy of a number of banks in which we receive or hold our funds could adversely affect our business and our ability to complete banking transactions in Russia.

Fluctuations in the value of the ruble against the U.S. dollar or the Euro could materially adversely affect our financial condition and results of operations.

Most of our costs, expenditures and liabilities, are either denominated in, or are closely linked to, foreign currencies, primarily the U.S. dollar and the Euro, including capital expenditures, borrowings, interconnection fees and salaries. As a result, devaluation of the ruble against such foreign currencies, in particular the U.S. dollar, can adversely affect us by increasing our costs in ruble terms. Although we link our tariffs, which are payable in rubles, to the U.S. dollar, the effectiveness of this hedge is limited because we cannot always increase our tariffs in line with ruble devaluation due to competitive pressures, leading to a loss of revenues in U.S. dollar terms. Furthermore, we are required to collect revenues from our subscribers and from other Russian telecommunications operators for interconnect charges in rubles, and there may be limits on our ability to convert these rubles into foreign currency. We have had difficulty buying U.S. dollars in Russia in the past, and we cannot be certain that a market for converting rubles into foreign currency will continue to exist in the future. To the extent permitted by Russian law, we hold our readily available cash in U.S. dollars and Euros in order to manage against the risk of ruble devaluation. If the U.S. dollar value of the ruble declines, we could have difficulty repaying or refinancing our foreign currency denominated indebtedness. The devaluation of the ruble also results in losses in the value of ruble-denominated assets, such as rubles held in local bank accounts. An increase in the U.S. dollar-value of the ruble could, unless effectively hedged, result in a net foreign exchange loss. In turn, our net income could decrease. Accordingly, fluctuation in the value of the ruble against the U.S. dollar or the Euro could materially adversely affect our financial condition and results of operations.

Sustained periods of high inflation may adversely affect our business.

Russia has experienced high levels of inflation since the early 1990s. Inflation increased dramatically following the August 1998 financial crisis, reaching a rate of 84.4% in 1998. Notwithstanding recent reductions in the ruble inflation rate, which in 2003 was as low as 12.0%, inflationary pressure on the ruble remains significant. Although our tariffs are linked to the U.S. dollar, our operating results could suffer if we are unable to sufficiently increase our prices to offset increased inflation, which may become more difficult as we attract more mass market subscribers and our subscriber base becomes more price sensitive.

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

In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict. Russian military and paramilitary forces have been engaged in Chechnya in the recent past and continue to maintain a presence there. In addition, groups allegedly associated with the Chechen opposition have committed various acts of terrorism in population centers in Russia, resulting in significant loss of life, injury and damage to property. The spread of violence, or its intensification, could have significant political consequences, including the imposition of a state of emergency in some parts or throughout the Russian Federation. These events could materially and adversely affect the investment environment in Russia.

Risks Related to the Legal and Regulatory Environment in Russia

We operate in an uncertain regulatory environment, which could cause our operations to become more complicated, burdensome and expensive and at times results in our operating without all of the required permissions.

There is currently no comprehensive legal framework with respect to the provision of telecommunications services in Russia. On January 1, 2004, the new Law “On Communications” came into effect. Many of the implementing regulations required in connection with the New Law have not yet been adopted. In addition, the Ministry of Communications was reorganized into the Ministry of Transport and Communications and the other bodies responsible for regulating the telecommunications sector were also reorganized. Many of the regulations setting forth the structure and authority of these bodies have not yet been adopted. For instance, the licensing procedures (including the reissuance of licenses, frequencies and other permissions in connection with mergers) under the New Law appear to differ from the procedures under prior law and do not clearly state the procedures to be followed to obtain new licenses, frequencies, numbering capacity or other permissions needed to operate our business, and do not clearly specify the consequences for violations of the foregoing.

As a result of the uncertainty in the regulatory environment we could experience:

•	difficulties having our licenses, frequencies and permissions reissued or new licenses, frequencies and permissions issued in connection with our mergers with VimpelCom-Region and KB Impuls;

•	restrictions or delays in receiving new licenses and frequencies, receiving regulatory approvals for rolling out our networks in the regions for which we have licenses, obtaining additional numbering capacity and importing and certifying our equipment;

•	difficulty in complying with applicable legislation and the terms of any notices or warnings received from the regulatory authorities in a timely manner;

•	significant additional costs;

•	delays in implementing our operating or business plans; and

•	increased competition.

The New Law imposes new levies and fees on telecommunications operators, in addition to fees previously imposed by the former Ministry of Communications, that may have a material adverse effect on our financial condition.

The New Law adversely affects the activities of our company and all other telecommunications operators in Russia by imposing additional financial burdens on them. Charges for interconnection with Svyazinvest’s network are likely to increase in order to provide additional funds for the development and modernization of the Svyazinvest network. Since the tariffs for interconnection and transfer of traffic have not yet been adopted, at present it is difficult to assess the actual volume of this additional financial burden. Another additional financial burden on all operators will be the compulsory payments to the “universal services fund.” The New Law contemplates that this new fund will be formed from compulsory non-tax levies on all telecommunications operators in order to compensate for the losses of the operators’ designated universal service providers. Although the actual rate of such levies is yet to be declared, it is widely expected that it will be set at around 3.0% of each operator’s revenues, which will adversely affect the financial performance of Russian telecommunications operators, including our company. Additionally, the New Law provides for payments for numbering capacity allocation, including through auctions in instances where numbering capacity is scarce. Because telecommunications operators apply for numbering allocation on a regular basis, the new payment requirement may have a materially adverse affect on the financial condition of operators.

The New Law also endorses the existing practice of collecting special levies for financing the state supervisory body in the telecommunications sector. The law contemplates that these levies will be transferred through the federal budget, but their collection and distribution will be recorded as a separate new item of the budget, which will lead to statutory endorsement of this separate non-tax levy on telecommunication operators. The imposition of such levies could materially increase our costs.

In addition to these new levies, the Russian telecommunications regulators may impose additional levies on cellular operators from time to time. For example in November 2001, the Russian government approved a program to transfer the frequencies used by air traffic control systems in order to make them available to cellular operators and it is possible that cellular operators may be required to contribute to the cost of frequency conversion. Additionally, since January 2001, we have been required to pay fees, calculated as a portion of our revenues for services provided in each region, to the former Ministry of Communications on a monthly basis. This fee was unilaterally imposed by the former Ministry of Communications in April 2001 by amendments to each of our GSM licenses for the Moscow license area, the Central and Central Black Earth, North Caucasus, Siberian and Volga regions and our Moscow D-AMPS license. The GSM licenses that we obtained in 2002 covering the Northwest and Ural regions are also subject to these fees. In accordance with the terms of our licenses the amount of this fee is 0.3% of revenues earned under our licenses (calculated in rubles and in accordance with applicable Russian tax laws). We may in the future be required to pay additional such fees or fees for services from other regions.

Unlawful or arbitrary action by the regulatory authorities may have an adverse affect on our business.

Regulatory authorities have a high degree of discretion in Russia and at times exercise their discretion arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law. Unlawful or arbitrary actions have included unscheduled inspections by regulators, suspension or withdrawal of licenses and permissions, unexpected tax audits, criminal prosecutions and civil actions. Unlawful or arbitrary regulatory action directed at us could have a material adverse effect on our business.

If we are found not to be in compliance with applicable telecommunications laws or regulations, we could be exposed to additional costs or suspension or termination of our licenses, which might adversely affect our business.

We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations. Communications regulators conduct periodic inspections and have the right to conduct additional unscheduled inspections during the year. Until recently, we have been able to cure many, but not all, violations found by the regulators within the applicable grace period and/or pay fines. However, we cannot assure you that in the course of future inspections conducted by regulatory authorities, we will not be found to have violated any laws, decrees or regulations, that we will be able to cure such violations within any grace periods permitted by such notices or that Gossvyaznadzor will be satisfied by the remedial actions we have taken or will take.

In 2003 and 2004, we received approximately 55 notices from Gossvyaznadzor with respect to our operations nationwide. Notices were received with respect to violations of each of our seven regional GSM licenses, including in the Moscow license area. We have complied with the requirements of 33 of these notices and are in the process of complying with the remaining 22 notices. With respect to a number of these 22 notices issued in connection with at least four of our regional GSM licenses, we have not complied within the cure periods specified, primarily due to delays in issuances of frequency permits, permissions for the installation of base stations and permissions for the operation of our equipment and communication facilities in connection with the rollout of our networks. These delays are largely due to the fact that the implementing regulations setting forth the procedure for the issuance of such permits and permissions under the New Law have not yet been adopted. As a result, the issuance of permits and permissions has been delayed. With respect to a portion of the cure periods which we have not met, Gossvyaznadzor orally extended the time period for compliance recognizing the cause of the delay, but we have not obtained confirmations of such extensions in writing. Failure to comply with the provisions of a notice due to a delay in the issuance of such permits or permissions by the regulatory bodies at times has not been, and in the future may not be, an acceptable explanation to the authorities issuing the notices. In addition, these notices include, for example, a challenge to our use of the GSM license for the Moscow license area, the use of local numbers which have been assigned to other operators such as Combellga, the form of subscriber agreement used in the regions and the form of subscriber agreement concluded by our agent, Corbina-Telecom, with respect to services under our AMPS/DAMPS license for the Moscow license area. See “—Risks Related to Our Business—If our agency relationship with KB Impuls is determined to violate Russian law and KB Impuls’s license for the Moscow license area is suspended or terminated, our business will be materially adversely affected,” and “—Risks Related to Our Business—We are required to route our international traffic from our GSM subscribers through Rostelecom but we cannot provide assurances that Rostelecom will have sufficient capacity or that the regulator will confirm that our routing of traffic complies with this requirement.” We cannot assure you that we will be able to cure such violations within the grace periods permitted by such notices or that the Federal Surveillance Service for Communications will be satisfied by the remedial actions we have taken or will take. In addition, we cannot assure you that our requests for extensions of time periods in order to enable us to comply with the terms of the notices will be granted. Accordingly, we cannot assure you that such findings by Gossvyaznadzor, its successor entity or any other authority will not result in the imposition of fines or penalties or more severe sanctions, including the suspension or termination of our licenses, frequency allocations, authorizations, registrations or other permissions, any of which could increase our estimated costs and adversely affect our business.

It may be difficult and expensive for us to comply with applicable requirements of local authorities.

Local authorities may impose additional requirements to service public safety announcements in the event of an emergency by posting short messaging service, or SMS, messages to all subscribers. The Moscow city authorities reportedly are currently reviewing whether to implement such requirements, which would require us to invest in additional equipment to meet capacity demands in order to satisfy such requirements. It may be difficult and expensive for us to comply with any such new requirements.

Russia’s developing legal system creates a number of uncertainties for our business.

Many aspects of Russia’s legal system create uncertainties with respect to many of the legal and business decisions that we make, many of which do not exist in countries with more developed legal systems. The uncertainties we face include, among others:

•	changes in Russian law that make it more difficult for us to conduct our business or prevent us from completing certain transactions;

•	substantial gaps in the regulatory structure created by the delay or absence of implementing regulations for certain legislation;

•	inconsistencies among laws, presidential decrees and ministerial orders and among local, regional and federal legislation and regulations;

•	the lack of judicial and administrative guidance on interpreting applicable rules and the limited precedential value of judicial decisions;

•	an understaffed, underfunded judiciary with limited experience in interpreting and applying market oriented legislation whose independence may be subject to economic, political and nationalistic influences;

•	decrees, resolutions, regulations and decisions adopted without clear constitutional or legislative basis by governmental authorities and agencies with a high degree of discretion;

•	whether it is possible to “cure” technical breaches of law or regulation or whether there is always a risk that a regulator or a third party may continue to have a cause of action notwithstanding any attempt to “cure” breaches;

•	federal or regional legislation and regulations may be applied retroactively; and

•	weak enforcement procedures for court judgments.

The nature of much of Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments place the enforceability and, possibly, the constitutionality of laws and regulations in doubt and result in ambiguities, inconsistencies and anomalies. In addition, Russian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our rights under our licenses and under our contracts, or to defend ourselves against claims by others.

Lack of independence and experience of the judiciary, difficulty of enforcing Russian court decisions, Russia’s unpredictable acknowledgement and enforcement of foreign court judgments or arbitral awards and governmental discretion in enforcing claims give rise to significant uncertainties.

The independence of the judicial system and its immunity from political, economic and nationalistic influences in Russia remains largely untested. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow. Enforcement of court orders can in practice be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies.

In addition, the Russian Federation is not party to any multilateral or bilateral treaties with most Western jurisdictions for the mutual enforcement of court judgments. Consequently, should a judgment be obtained from a court in any of such jurisdictions, it is highly unlikely to be given direct effect in Russian courts. However, the Russian Federation (as successor to the Soviet Union) is a party to the 1958 New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, which we refer to as the New York Convention. A foreign arbitral award obtained in a state that is party to the New York Convention should be recognized and enforced by a Russian court (subject to the qualifications provided for in the New York Convention and compliance with Russian civil procedure regulations and other procedures and requirements established by Russian legislation and non-violation of Russian public policy). There is also a risk that Russian procedural legislation will be changed by way of introducing further grounds preventing foreign court judgments and arbitral awards from being recognized and enforced in Russia. In practice, reliance upon international treaties may meet with resistance or a lack of understanding on the part of Russian courts or other officials, thereby introducing delays and unpredictability into the process of enforcing any foreign judgment or any foreign arbitral award in the Russian Federation.

Russia’s unpredictable federal and local tax systems give rise to significant uncertainties and risks that complicate our tax planning and business decisions.

Taxes payable by Russian companies are substantial and include value added tax, excise duties, profit tax, payroll-related taxes, property taxes and other taxes. Russia’s federal and local tax laws and regulations are subject to frequent change, varying interpretations and inconsistent enforcement. In addition, Russia’s federal and local tax collection system and historically large government budget deficits increase the likelihood that Russia will impose arbitrary or onerous taxes and penalties in the future, which could adversely affect our business. In some instances, even though unconstitutional, Russian tax authorities have applied certain taxes retroactively. In addition to our substantial tax burden, these conditions complicate our tax planning and related business decisions. For example, some tax laws are unclear with respect to the deductibility of certain expenses and recoverability of VAT and, at times, we have taken positions that we consider to be in compliance with current law, but have been challenged by the Russian tax authorities. We have been successful in defending our tax positions to date and decisions in our favor have generally not been appealed or have been confirmed on appeal. However, there is a chance that the tax authorities may decide to appeal certain decisions in the future. Uncertainty related to Russian tax laws exposes us to significant fines and penalties and to enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden.

It is likely that Russian tax legislation will become more sophisticated in the future. The introduction of new tax provisions may affect the overall tax efficiency of our group and may result in significant additional taxes becoming payable. Although we will undertake to minimize such exposures with effective tax planning, we cannot assure you that additional tax exposure will not arise in the future. Additional tax exposure could cause our financial results to suffer. In addition, financial statements of Russian companies are not consolidated for tax purposes under Russian law. As a result, each entity in our group pays its own Russian taxes and may not offset its profit or loss against the loss or profit of another entity in our group, which may result in higher taxes for the group than if taxes were assessed on a consolidated basis.

Laws restricting foreign investment in the telecommunications industry could adversely affect our business.

We could be adversely affected by the passage of new laws or regulations restricting foreign participation in, or increasing state control of, the Russian telecommunications industry. Since 1996, Russia’s parliament has considered legislation that would restrict foreign ownership of telecommunications providers, such as our company, if necessary to protect the public order and national security. We cannot confidently predict whether legislation limiting foreign ownership will be implemented and if so, whether we would have to restructure or reduce our foreign investors’ ownership interests, as foreign investors currently own a majority of our outstanding shares of common stock (including shares of common stock evidenced by ADSs). We are uncertain how any required reduction or restructuring could or would be implemented and what effect it would have on our business. A restructuring or reduction of this nature could cause our business to suffer.

If we lose any of our Central Bank licenses, fail to receive Central Bank or Ministry of Finance licenses when needed or breach any of the terms of such licenses, we may suffer cash flow difficulties, and a loss or breach of a Central Bank or Ministry of Finance license could trigger an event of default under our loan agreement with J.P. Morgan AG.

Certain capital transactions in foreign currencies currently require transaction-specific licenses from the Central Bank of Russia. Applying for a Central Bank license is a burdensome and time-consuming process. The Central Bank of Russia may impose additional requirements or deny our application for such licenses, which could harm our business. We were required to obtain Central Bank licenses in connection with our guarantees to vendors related to a limited amount of vendor-financed equipment purchases ultimately paid for with U.S. dollars or Euros. Russian foreign currency law also requires us to obtain a Ministry of Finance license for any period during which foreign cellular operators owe us money under our roaming agreements that exceeds 90 days between the date that we render the service and the date that we settle any amounts owed that are denominated in foreign currencies. Our roaming agreements provide for payment within 90 days in order to avoid the need to apply for such a license. However, if payments are late, we may need to apply for a license from the Ministry of Finance. The loss of a Central Bank license, our failure to obtain required Central Bank or Ministry of Finance licenses in the future or the breach of a Central Bank or Ministry of Finance license could result in fines and penalties. Such a loss, failure or breach could also result in a default by our company under the loan agreement that we entered into with J.P. Morgan AG in connection with J.P. Morgan AG’s US$250.0 million loan, which was funded by the issuance of loan participation notes by J.P. Morgan AG. See the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities.” If this occurs, all amounts payable under the loan from J.P. Morgan AG could be accelerated and, if any such acceleration occurs, all amounts payable under our other loans could be accelerated.

The Russian currency control system could adversely affect our ability to make payments under our financial obligations.

A new Federal Law No. 173-FZ “On Currency Control and Regulation” dated on December 10, 2003, which we refer to as the New Currency Law, introduces a new currency control regime that will come into force on June 18, 2004. According to this new regime, which appears to be more liberal than the existing one, only a limited number of requirements and restrictions can be imposed in respect of currency operations (such as, for instance, requirements relating to reserves and/or to effect certain operations through special accounts). However, the implementing regulations have not yet been adopted by the Central Bank and the Russian Government for the New Currency Law and it is not possible to assess the effect those regulations will have on our business or on the payments that we will make under our financial obligations. The New Currency Law or related regulations may result in uncertainties or disputes in interpretation or may be more restrictive than the existing currency law and regulations. As a result, there may be negative effects on our company’s business and our ability to make payments under our financial obligations.

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

We are required by Russian law and our charter to obtain the approval of disinterested directors or shareholders for transactions with “interested parties.” In general terms, interested parties include any of our shareholders, together with their affiliates, that own at least 20.0% of our voting shares, our directors, our Chief Executive Officer or any entities in which these entities or individuals own a specified interest or occupy specified positions. Due to the technical requirements of Russian law, these same parties may be deemed to be “interested parties” also with respect to certain transactions between entities within our group. From time to time, we and our subsidiaries engage in various transactions, including reorganizations, that require special approvals under Russian law, and our subsidiaries engage in numerous transactions which require “interested party” transaction approvals in accordance with Russian law. For instance, at our extraordinary general shareholders meeting in October 2003, the merger of VimpelCom-Region and VimpelCom was approved by a majority of the votes of our disinterested shareholders. At our annual general shareholders meeting to be held in May 2004, the merger of our wholly-owned subsidiary KB Impuls into VimpelCom will require the approval of a majority of the votes of our disinterested shareholders. The failure to obtain the necessary approvals could have a material adverse effect on our business.

In addition, the concept of “interested parties” is defined with reference to the concepts of “affiliated persons,” “beneficiaries” and “group of persons” under Russian law, which are subject to many different interpretations. Moreover, the provisions of Russian law defining which transactions must be approved as “interested party” transactions are subject to different interpretations. Although we have generally taken a reasonably conservative approach in applying these concepts, we cannot be certain that our application of these concepts will not be subject to challenge. Any such challenge could result in the invalidation of transactions that are important to our business.

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

In either of these circumstances, the shareholders of the subsidiary or joint venture entity may seek compensation from us for the losses sustained by the subsidiary or a joint venture entity if we knew that the action taken pursuant to our instructions or the failure to act would result in a loss. This type of liability could result in significant obligations and adversely affect our business.

Shareholder rights provisions under Russian law may impose additional costs on us, which could cause our financial results to suffer.

Under Russian law, our shareholders, including holders of our ADSs, that vote against or abstain from voting on some decisions have the right to sell their shares to us at market value. Our obligation to purchase shares in these circumstances, which is limited to 10.0% of our net assets calculated at the time the decision is taken according to Russian accounting standards, could have an adverse effect on our cash flow and our ability to service our indebtedness. The decisions that trigger this right to sell shares include:

•	a reorganization;

•	the approval by shareholders of a “major transaction,” the value of which comprises more than a certain percentage of our assets, calculated in accordance with Russian accounting standards, in the event that our board of directors was unable to reach a unanimous decision to approve the transaction and regardless of whether the transaction is actually consummated; and

•	the amendment of our charter in a manner that limits shareholder rights.

In 2000, in compliance with the above-mentioned provisions, we were required to repurchase some of our common shares from shareholders that voted against or abstained from voting on specific matters relating to our

July 2000 convertible note/ADS offering. Consequently, we spent approximately US$5.5 million to acquire 103,239 common shares at a price well above the market price on the actual date of acquisition and prior to the consummation of the transactions the approval of which gave rise to this repurchase obligation. As required by Russian law, we offered our shareholders a similar redemption right in connection with our transaction with Alfa Group. In October 2001, we spent US$74,880 to acquire 3,744 common shares in connection with this redemption. We may also be required to repurchase our common shares from shareholders who abstain from voting or vote against our merger with KB Impuls at the general shareholders meeting to be held on May 26, 2004. Our maximum potential exposure to such payments will be 10.0% of our net assets calculated on May 26, 2004 according to Russian accounting standards and such payments may have an adverse effect on our financial results.

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

Additionally, a Russian regulation was enacted that restricts the total number of shares of outstanding stock allowed to circulate outside of Russia through an ADS program. Under the regulation, not more than 40.0% of the total number of shares of outstanding stock of each class are allowed to circulate abroad in the form of newly-issued ADSs. Although previous ADS programs, including our existing ADS program, should be exempt under a grandfather clause in the regulation, in the future we may be required to reduce the size of our ADS program or to amend the depositary agreement for the ADSs.

Telenor and Alfa Group each own a significant portion of our equity that allows each of them to block shareholder decisions requiring a supermajority vote.

Two of our shareholders, Telenor and Alfa Group, own enough voting stock to block shareholder decisions that require at least a 75.0% majority vote. Telenor recently reported that it owned 25.0% plus 13 shares of our voting capital stock and Alfa Group recently reported that it owned 25.0% plus two shares of our voting capital stock. There is a risk that either of them could use its ability to block certain shareholder decisions in a manner that may not be in our interest or in the interest of our minority shareholders.

The price of our ADSs may be volatile.

The price of our ADSs has been extremely volatile and may continue to be volatile. Although our ADSs are currently listed on The New York Stock Exchange, or NYSE, it is possible that an active public market for the ADSs will not be sustained. Furthermore, the price at which the ADSs trade could be subject to significant fluctuations caused by a wide variety of factors, including:

•	regulatory actions that are harmful to our business;

•	rulings in pending court cases that are adverse to our interests or future filings of claims against us by government regulators and subscribers;

•	our ability to merge with our subsidiaries VimpelCom-Region and KB Impuls or to transfer our licenses, frequencies and other permissions held by VimpelCom-Region or KB Impuls to VimpelCom in connection with these mergers;

•	tariff reductions by us or our competitors;

•	variations in our operating results or financial condition;

•	the addition or loss of subscribers;

•	announcements of new products or services by us or our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in financial estimates or recommendations by securities analysts;

•	economic conditions in Russia;

•	additions or departures of our key personnel;

•	future equity or debt offerings or our announcements of equity or debt offerings;

•	future sales of substantial amounts of the ADSs on the open market or the perception that such sales may occur;

•	general conditions or trends in the wireless telecommunications industry;

•	emergence of new competing technologies;

•	investors’ perception of risks associated with emerging markets; and

•	other events or factors, many of which are beyond our control.

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

We have not paid dividends on our common stock and ADSs, which may make us less attractive to investors.

To date, we have not paid dividends on our shares of common stock. Our decision not to pay dividends in the future could adversely affect the value of our common stock or ADSs. Our ability to pay dividends is limited by the terms of certain of our indebtedness, as well as by Russian law, in several ways. For example, we are permitted to pay dividends only out of our net profits for the current year as calculated according to Russian accounting standards. Because we may not pay dividends in the future, your return on an investment in the ADSs will likely depend on your ability to sell the ADSs for a profit.

ITEM 4.	Information on the Company

Overview

The following chart sets forth our company and some of our subsidiaries, including our subsidiaries that hold our principal GSM licenses.

(1)	Holds AMPS/D-AMPS licenses for the Moscow, Tver, Ryazan, Vladimir, Kaluga and Vologda license areas.
(2)	Holds a GSM license for the Moscow license area. On March 24, 2004, our board of directors recommended to our shareholders to approve the merger of KB Impuls into VimpelCom. Our shareholders will vote on the merger at the annual general meeting of shareholders to be held on May 26, 2004. The merger of KB Impuls into VimpelCom is subject to various Russian regulatory approvals and the satisfaction of certain other conditions precedent, including the transfer or reissuance of the telecommunications licenses, frequencies and other permissions held by KB Impuls to VimpelCom.
(3)	Holds GSM licenses for the Central and Central Black Earth, North Caucasus, Northwest, Siberian and Volga super-regions. On October 24, 2003, our shareholders approved the merger of VimpelCom-Region into VimpelCom. The merger of VimpelCom-Region into VimpelCom is subject to the transfer or reissuance of the telecommunications licenses, frequencies and other permissions held by VimpelCom-Region to VimpelCom.
(4)	Holds a GSM license for the Ural super-region. Upon the completion of the merger of VimpelCom-Region into VimpelCom, Vostok-Zapad Telecom will become a wholly-owned subsidiary of VimpelCom.
(5)	Holds a GSM-1800 license and an AMPS/D-AMPS license for the Samara license area, which is located in the Volga super-region.
(6)	Holds an AMPS/D-AMPS license for the Novosibirsk license area, which is part of the Siberian super-region.
(7)	Holds a GSM license for the Stavropol region, which is part of the North Caucasus super-region.
(8)	Holds a GSM license and an AMPS/D-AMPS license for the Orenburg region, which is part of the Ural super-region.
(9)	Holds a GSM license for the Kaliningrad region, which is part of the Northwest super-region.
(10)	Holds a GSM license for the Kabardino-Balkarskaya Republic, which is located in the North Caucasus super-region.
(11)	Holds a GSM license for the Karachaevo-Cherkesskaya Republic, which is located in the North Caucasus super-region.

We are a leading provider of wireless telecommunications services in Russia, operating under the “Bee Line GSM” brand name. Bee Line GSM is one of the most recognized brand names in Russia. Independent sources estimate that our nationwide market share of subscribers was 31.6% as of December 31, 2003, compared to 28.6% as of December 31, 2002. Based on independent estimates of the number of subscribers of our competitors in the Moscow license area, we estimate that our market share in the Moscow license area was 49.3% as of

December 31, 2003, compared to 51.6% as of December 31, 2002. We estimate that our market share in the regions outside of the Moscow license area was 23.2% as of December 31, 2003, compared to 13.3% as of December 31, 2002.

Our GSM licenses permit us to operate wireless networks in areas populated by approximately 134.0 million people, or approximately 92.0% of the Russian population as of December 31, 2003. We hold GSM licenses for seven out of Russia’s eight super-regions, including the Moscow license area. Additionally, we hold GSM licenses for six smaller regions, all of which are located within the seven super-regions, including the Moscow license area.

As of December 31, 2003, we had approximately 11.4 million subscribers on our wireless networks, compared to approximately 5.2 million as of December 31, 2002. Of our total number of subscribers as of December 31, 2003, approximately 5.7 million, or 49.5%, were in the Moscow license area and approximately 5.8 million, or 50.5%, were in the regions outside of the Moscow license area. We increased our subscriber base in the Moscow license area by 52.4% in 2003 and 94.3% in 2002. During the same periods, our subscriber base in the regions outside of the Moscow license area increased by 301.1% and 619.1%, respectively. As of March 31, 2004, we had approximately 13.4 million subscribers on our networks, with approximately 6.0 million subscribers, or 45.2%, in the Moscow license area and approximately 7.3 million subscribers, or 54.8%, in the regions outside of the Moscow license area.

In 1998, we were the first major wireless services provider in Russia to offer prepaid wireless plans to our subscribers. In 1999, we became the first wireless services provider in the Moscow license area to actively market our services to the mass market, and we invested heavily in the acquisition of these subscribers. Following the success of our mass market growth strategy, we commenced marketing our improved GSM products and services to large corporations, small and medium-sized businesses and high income individuals. We benefit significantly from the strengths and expertise of our two strategic partners, Telenor and Alfa Group.

Strategic Relationships

Telenor

Telenor, Norway’s leading telecommunications company, became our strategic partner in December 1998. Telenor owns 25.0% plus 13 shares of our voting capital stock. Telenor also owns approximately 14.9% of the voting capital stock of our subsidiary, VimpelCom-Region, which is currently in the process of merging into VimpelCom. Following the merger of VimpelCom-Region into VimpelCom, Telenor will own approximately 26.6% and 29.9% of our company’s total voting capital stock and total common stock, respectively. Telenor brings to our alliance valuable experience in developing and implementing wireless voice and data services and sophisticated marketing techniques. In addition, our strategic relationship with Telenor has provided our company with expertise in a number of areas, including:

•	Product and technology development. As we implement our wireless data and Internet strategy, we have and will continue to draw on Telenor’s expertise in product development and implementation, including wireless application protocol, or WAP, global packet radio services, or GPRS, multimedia messaging, or MMS, and other new products and technologies; and

•	Development of the mass market. Telenor helped to develop Norway into one of the world’s most penetrated wireless telecommunications markets and provides valuable expertise to us as we continue to develop the mass market subscriber segment in Russia.

Telenor is one of the leading foreign investors in the Russian telecommunications industry. We recently acquired from Telenor its interests in Closed Joint Stock Company “Extel,” or Extel, and Closed Joint Stock Company “StavTeleSot,” or StavTeleSot, two regional operators in Russia, as part of our regional expansion program.

In October 2002, Storm LLC, of which Alfa Group owns 50.1%, acquired from Telenor 7.7% of the issued and outstanding shares of Kyivstar GSM, Ukraine’s largest mobile telecommunications service provider (based on number of subscribers). Upon completion of the transaction, Telenor and Storm LLC owned 54.2% and 40.1%, respectively, of Kyivstar GSM. As of December 31, 2003, Kyivstar GSM was reported to have approximately 3.0 million subscribers, or a 47.5% share of the Ukrainian wireless market.

Alfa Group

On November 5, 2001, Alfa Group, through Eco Telecom Limited, part of the Alfa Group of companies, completed the purchase of 5,150,000 newly-issued common shares of VimpelCom for US$103.0 million. Pursuant to the terms of the transaction agreements, which were signed on May 30, 2001, we contributed this US$103.0 million (together with an additional US$15.6 million of our own funds, at the exchange rate as of the date of contribution) as equity to VimpelCom-Region, representing the first of three tranches of equity investments. On November 12, 2002, the second tranche of equity investments in VimpelCom-Region was completed when each of Alfa Group, Telenor and VimpelCom purchased 1,462 newly-issued common shares for US$58.5 million. On August 27, 2003, Alfa Group completed the third and final tranche of equity investments in VimpelCom-Region by purchasing 1,463 newly-issued common shares for US$58.5 million. Alfa Group currently owns 25.0% plus two shares of the voting capital stock of VimpelCom and approximately 29.8% of the voting capital stock of VimpelCom-Region. VimpelCom and Telenor own approximately 55.3% and 14.9%, respectively, of the voting stock of VimpelCom-Region. Following the merger of VimpelCom-Region into VimpelCom, Alfa Group will own approximately 32.9% and 24.5% of VimpelCom’s total voting stock and total common stock, respectively.

Alfa Group’s extensive operations throughout the regions of Russia, combined with its position as one of Russia’s largest financial industrial groups, has made it a key partner for us in our transformation into a leading nationwide wireless operator. Alfa Group was formed in Russia in July 1988 and is involved in the Russian banking, insurance, asset management, oil and gas and telecommunications sectors. In particular, through Alfa Bank, one of the largest banks in Russia, Alfa Group is active in the regions of Russia outside of Moscow. We believe that the combination of Telenor’s expertise in wireless telecommunications and Alfa Group’s extensive knowledge of the regions has created a complementary strategic partnership and a strong platform from which we can continue to build one of Russia’s leading nationwide wireless operators.

Golden Telecom, Inc., a Russian fixed line telecommunications and Internet service provider, recently reported that Alfa Group beneficially owned, through Alfa Telecom Limited, approximately 30.0% of Golden Telecom’s common stock. In December 2003, Telenor announced that it acquired 19.5% of Golden Telecom in exchange for Telenor’s 100.0% stake in Open Joint Stock Company “Comincom,” the parent company of Open Joint Stock Company “Combellga.” Telenor reported that it owned approximately 20.5% of Golden Telecom’s common stock following the transaction. Golden Telecom LLC, a small Ukrainian mobile telecommunications service provider, is a subsidiary of Golden Telecom, Inc. In connection with any future expansion outside of Russia, we believe that we can benefit from Telenor’s and Alfa Group’s activities in other countries of the CIS.

According to press reports, Alfa Group recently announced that Alfa Telecom Limited (an affiliate of Alfa Group) will own, directly or indirectly, all telecommunications assets of Alfa Group, including Alfa Group’s investments in Golden Telecom, our company, MegaFon and Kyivstar, and be responsible for investments in companies in the telecommunications sector.

History and Development of the Company

We are an open joint stock company organized under the laws of the Russian Federation. Our company was registered in the Russian Federation on September 15, 1992 as a closed joint stock company and re-registered as an open joint stock company on July 28, 1993. Our principal executive offices are located at 10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083. Our telephone number at that location is +7 (095) 974-5888. Our web site can be found at http://www.vimpelcom.ru.

On October 24, 2003, our shareholders approved the merger of VimpelCom-Region into VimpelCom. Under the terms of the merger, Telenor and Alfa Group will receive, respectively, 3,648,141 and 7,300,680 newly-issued common shares of VimpelCom in exchange for their shares of voting capital stock of VimpelCom-Region. Upon completion of the merger, Telenor will own approximately 26.6% and 29.9%, respectively, and Alfa Group will own approximately 32.9% and 24.5%, respectively, of VimpelCom’s total voting stock and common shares. On April 16, 2004, our shareholders approved amendments to our charter that will become effective upon registration with the appropriate authority. Once these charter amendments are registered and certain ancillary steps taken (including the issuance of shares to Telenor and Alfa Group, and exclusion of VimpelCom-Region from the state register of legal entities), the merger of VimpelCom-Region into VimpelCom will be complete. We plan to register the charter amendment either when the licenses, frequencies and other permissions held by VimpelCom-Region are reissued to VimpelCom or when we receive assurance from the appropriate regulatory authority that they will be reissued to VimpelCom following the merger of VimpelCom-Region into VimpelCom. The current legal and regulatory regime is unclear about the timing and procedure of such transfer or reissuance in the event of a merger and we cannot assure you that we will be able to complete the merger.

On March 24, 2004, our board of directors recommended to our shareholders to approve the merger of our wholly-owned subsidiary, KB Impuls, into VimpelCom. KB Impuls holds our group’s GSM-900/1800 license and other related licenses, frequencies and permissions for the City of Moscow and the Moscow region. Our shareholders will vote on the merger at the annual general meeting of shareholders to be held on May 26, 2004. The merger of KB Impuls into VimpelCom is subject to various Russian regulatory approvals and the satisfaction of certain other conditions precedent, including the transfer or reissuance of the telecommunications licenses, frequencies and other permissions held by KB Impuls to VimpelCom.

For a description of some of the risks associated with the completion of the mergers of VimpelCom-Region and KB Impuls into our company and the corresponding transfer of licenses, frequencies and other permissions, please refer to the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to complete our mergers with VimpelCom—Region and KB Impuls or some or all of VimpelCom-Region’s and KB Impuls’s licenses, frequencies and other permissions are not transferred or reissued to us during the merger process, our business may be materially adversely affected.”

Competitive Strengths

We believe that we are well positioned to capitalize on opportunities in the Russian wireless telecommunications market. We seek to differentiate ourselves from our competitors by providing innovative and high-quality wireless service packages, specialized customer care and a recognized brand name:

•	Recognized brand name. We market our services under our “Bee Line GSM” brand name. Primarily as a result of our innovative marketing and licensing efforts, our Bee Line GSM brand name is among the most recognized brand names in Russia. We strongly believe that the Bee Line GSM brand provides us with an excellent platform from which we can launch new wireless telecommunications services and ventures in Russia.

•	Product and service innovation. We offer wireless service packages designed to address the specific needs of major target market segments. For instance, our contract service packages offer features targeted at large corporate and high usage subscribers, including small and medium-size business subscribers, while our “Bee+” prepaid service packages offer features targeted at the mass market subscriber segment.

•	Specialized customer care. We differentiate our customer service based on our primary subscriber segments. We believe that our ability to provide specialized customer service has helped us maintain a high level of subscriber satisfaction with our products and services and control churn.

–

Broad distribution network. We believe we have developed the largest distribution network for wireless services in the Moscow license area with 74 independent dealers and 3,704 points of sale. We also have over 1,000 independent dealers and more than 8,850 points of sale in the regions outside of the Moscow license area. As of December 31, 2003, our prepaid scratch cards, which are prepaid phone cards sold at a discount to face value, could be purchased at approximately 6,500 locations in the Moscow license area and approximately 18,150 locations in the regions outside of the Moscow license area. Our retail distribution channel for prepaid scratch cards includes large chains of electronic stores and other consumer retail stores and selected branch offices of banks, including Sberbank. In addition, as of December 31, 2003, we had three sales offices in the Moscow license area and 78 sales offices in the regions outside of the Moscow license area. In the first quarter of 2001, we acquired the “Mobile Center” dealer network, one of the largest retail dealer networks in Moscow, for approximately US$3.2 million. This acquisition added 12 additional offices to our distribution network. As of December 31, 2003, we had 37 “Mobile Center” sales offices in the Moscow license area. We also employ a direct sales force that focuses its efforts on sales to corporate and high usage subscribers, including small and medium-size business subscribers.

–	High-quality wireless network. We build our wireless networks with advanced technology from the world’s leading wireless telecommunications equipment suppliers, such as Alcatel, Ericsson and Nokia, in order to provide our subscribers with high-quality, dependable networks capable of offering enhanced value added services and features. In addition, our GSM network allows for a variety of value added services such as greater call privacy, caller-ID, call forwarding, call waiting, short messaging service, or SMS, and more complex data transmission features, including facsimile, electronic mail, wireless Internet and data network access.

Strategy

We believe that with our experience building high-quality GSM networks and attracting the mass market subscriber segment in the Moscow license area, coupled with the expertise of our strategic partners, Telenor and Alfa Group, we are well prepared to build on our position as a premier national wireless telecommunications services provider and continue the successful regional roll-out of our company. Our strategy focuses on:

•	National expansion. Since 2001, we have pursued an aggressive national growth strategy by developing our super-regional GSM license areas.

–	Opportunity for growth. Improving economic conditions in Russia combined with the relatively low wireless penetration rates in the regions outside of Moscow and St. Petersburg present us with significant growth opportunities. In addition, wireless telephony often acts as a substitute for fixed line services in the regions. According to GSM Association, Russia was the second fastest growing wireless service market in the world in 2003, in terms of the number of new subscribers. The number of telecommunications subscribers in Russia increased from 18.0 million in the beginning of the year to 36.2 million at the end of 2003. Industry analysts expect this growth to continue and the number of cellular subscribers to reach 55.0 to 60.0 million in 2004. This growth predominantly comes from the regions as the penetration rate exceeded 70.0% in the Moscow license area and 60.0% in St. Petersburg, as of March 2004. The regions generally have lower per capita wealth and disposable income than the Moscow license area, but operational expenses in the regions are also lower and capital expenditure per subscriber is lower because of the falling costs of network equipment. Consequently, we expect margins in the regions to be similar to those in Moscow as the regional operations become more mature. We intend to focus our regional expansion, marketing and distribution efforts on areas with higher population density, based on factors such as commercial practicability, strategic importance, market potential, regulatory requirements and competition. In 2003, we expanded our operations in Russia to 15 new regions and, as of December 31, 2003, we operated in 55 of the 89 administrative regions of the Russian Federation. Further expansion of our GSM network into the remaining regions is an essential component of our strategy to build on our position as a premier national wireless telecommunications operator.

–

Continued expansion in the regions. We have expanded in the regions primarily through organic growth, augmented by a few selective acquisitions of existing operators for the primary purpose of obtaining their subscribers. Our growth strategy has served us well and we intend to continue to expand in the regions in this manner. The recent growth in our subscriber base is favorable and in the three months ended March 31, 2004, we added approximately 1.6 million new subscribers in the regions outside of the Moscow license areas. In the future, we will endeavor to gain access to operations in the Far East super-region, the last remaining super-region in Russia for which we do not have a wireless license. For further information on this risk, see the section in this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—It may be more difficult for us to attract new subscribers in the regions outside of Moscow than it is for our competitors that established a local presence prior to the time that our company did.”

–	Unified national business model. We have designed and implemented a unified national business model that draws on our considerable knowledge, experience and expertise with respect to technology and consumers nationally. Our national business model enables us to develop uniform procedures for rolling out our network in the regions, increase network standardization and achieve greater economies of scale in the areas of sales and marketing, customer service, information technology, billing and human resources. This unified approach facilitates our development of a single, strong, national brand name and allows us to offer our existing and potential subscribers the same tariff structures and product lines in all of the regions where we operate. While implementing this model, we migrated our regional subscribers to a state-of-the-art scalable billing system supplied by Amdocs and introduced a modern customer relations management system. We believe we were the first in Russia, and one of the first in the world, to introduce on-line national prepaid roaming. We also provide GPRS-based service across the country and have opened super-regional call centers to better serve our millions of subscribers.

•	Maintaining our position as one of the leading providers of GSM wireless telecommunications services in the Moscow license area. As of March 31, 2004, we had approximately 6.0 million subscribers in the Moscow license area. The Moscow license area has matured, with penetration rates exceeding 70.0% as of March 31, 2004. In confronting the increased competition, we are focusing on three primary subscriber market segments:

–	Large corporate users. We will continue our efforts to increase our market share of large corporate users by designing programs to attract these higher revenue-generating subscribers. These efforts include establishing specialized corporate plans and roaming arrangements, enhancing our specialized customer service, increasing our direct sales forces, launching new dedicated corporate sales offices and providing subscribers with access to the newest handsets, accessories and value added services. We also intend to develop new programs offering nationwide services that can be tailored to meet specific corporate needs and market them to corporations that operate both in Moscow and in the regions where we operate.

–	Small and medium-size businesses and high-income individuals. We believe that the key to the successful penetration of this segment of the market will be the continuous improvement of service quality and product offerings. We are upgrading our information technology support systems as well as continuously improving our customer service. Further, we intend to continue to employ tailored marketing promotions to attract these high usage subscribers and to continue using targeted subscriber retention programs. To attract individual subscribers, we offer a credit contract system with various contract plans, free incoming calls from mobile phones and dedicated customer service.

–	Mass market. We will continue to penetrate the Moscow mass market subscriber segment through prepaid card services, innovative tariff plans and service features intended to address the specific needs of these subscribers. We believe we have developed the largest distribution network for wireless services in the Moscow license area. As of December 31, 2003, we had 74 independent dealers and 3,704 points of sale and our prepaid scratch cards could be purchased at approximately 6,500 locations in the Moscow license area.

•

Increasing revenues from non-voice wireless services. We intend to increase usage among our existing subscribers and attract new subscribers by offering value added services and allowing our subscribers to access a wide range of services through our networks. The value added services that we offer are becoming an increasingly important part of our strategy both in the Moscow market, which is approaching saturation, and in the regions, which are rapidly developing. We currently provide traditional value added services such as voice mail, call forwarding, call waiting, conference calling, call blocking, caller-ID, automatic dialing and voice dialing. We also provide and are focusing on a variety of messaging services, such as outgoing SMS, EMS, MMS, e-mail, content delivery, games and other “infotainment” services. Messaging and infotainment services are currently available on all our networks through our Internet portal, BeeOnline, and through our Beeinfo mobile information guide. We have also launched content provider access, or CPA, which will stimulate the growth of content based services. CPA is an infotainment service through which we distribute information and services from third parties to our subscribers. In addition, our Beepay payment system offers many convenient ways to pay for our services and our Beebonus card allows customers to accumulate bonus points by purchasing products from participating vendors, which can then be used to pay for our services. Capitalizing on new technology-enabled opportunities, we also provide WAP technology services and GPRS. As of December 31, 2003, we provided GPRS roaming with 50 operators in 34 countries, including all major European countries and the United States. While there is still relatively low usage of non-voice services in the Russian market compared to countries with higher wireless penetration rates, non-voice service usage in Russia is growing. As of December 31, 2003, revenue generated by non-voice services as a percentage of total services reached 11.4% compared with 7.4% in the year ended December 31, 2002. We are also actively using Internet technology to support business processes and to increase subscriber loyalty and satisfaction.

•	Incorporate new technologies into our operations. As part of our overall business strategy, we intend to evaluate emerging, state-of-the-art technologies that may be used to complement our existing operations. For example, we have constructed and tested a pilot 3G network, and we intend to introduce 3G technology in some of the biggest cities in our network as soon as 3G licenses become available to us. For further information about the pilot 3G network, please see the section below entitled “—Competition—New technology.” In addition, in cooperation with Cisco Systems, we are exploring the possibility of offering to our subscribers wireless local area networks, or WLANs, which permit individuals to connect wirelessly to the Internet through a local area network. Initially, we intend to explore the possibility of introducing WLANs in airports, hotels and business centers, which would allow individuals to connect wirelessly to the Internet via a WLAN or our network using GPRS. For a description of some of the risks involved with these new technologies, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risk Related to Our Business—We face competition from an increasing number of technologies and may face greater competition as a result of the issuance of new wireless licenses.”

•	Expansion in the Commonwealth of Independent States. To date, our strategic focus has been on Russia. In 2003, Russia was the second fastest growing wireless service market in the world in terms of the number of new subscribers. In the future, we intend to explore our opportunities for expansion in other countries in the CIS, taking into consideration the economic and political environment and size of the territory and population, as well as the competitive situation.

Licenses

GSM

We hold GSM licenses for seven out of eight of Russia’s super-regions: the Moscow license area, the Central and Central Black Earth license area, the North Caucasus license area, the Northwest license area (which includes the City of St. Petersburg), the Siberian license area, the Ural license area and the Volga license area. In total, these GSM licenses cover approximately 92.0% of Russia’s population. These GSM licenses permit us to operate a unified dual band GSM-900/1800 network. Our regional GSM licenses for the Central and Central Black Earth, North Caucasus, Siberian and Volga regions were reissued on April 7, 2000 to our wholly-owned subsidiary, VimpelCom-Region. The material terms of the licenses did not change upon reissuance to VimpelCom-Region. Therefore, the start-of-service requirements under the reissued licenses were deemed to have been satisfied by our existing service in those super-regions. We are currently in the process of merging VimpelCom-Region into VimpelCom, and we are seeking shareholder approval for the merger of KB Impuls into VimpelCom at our annual general meeting of shareholders to be held on May 26, 2004. Accordingly, we intend to seek a transfer or reissuance of the VimpelCom-Region and KB Impuls licenses, frequencies and other permissions to Vimpel Com. For a description of some of the risks associated with the completion of the mergers of VimpelCom-Region and KB Impuls into our company and the transfer or reissuance of licenses, frequencies and other permissions, please refer to the section of the Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to complete our mergers with VimpelCom-Region and KB Impuls or some or all of VimpelCom-Region’s and KB Impuls’s licenses, frequencies and other permissions are not transferred or reissued to us during the merger process, our business may be materially adversely affected.”

VimpelCom-Region also holds our GSM license for the Northwest region. We received a GSM-1800 license for the Northwest region in September 2002. In March 2003, the former Ministry of Communications amended our initial GSM license for the Northwest region to permit us to operate a dual band GSM-900/1800 network in St. Petersburg and the surrounding Leningrad region. VimpelCom-Region holds our GSM license for the Ural region through its wholly-owned subsidiary, Vostok-Zapad Telecom, which it acquired in December 2002. Vostok-Zapad Telecom’s GSM license provides for the operation of a GSM-1800 network in the entire Ural region and a dual band GSM-900/1800 network in seven out of 12 territories within the region. In addition to the seven super-regional GSM licenses, we hold GSM licenses for the following six territories, all of which are located within the seven super-regions: Kaliningrad, within the Northwest region; Samara, within the Volga region; Orenburg, within the Ural region; and Stavropol, the Kabardino-Balkarskaya Republic and the Karachaevo-Cherkesskaya Republic, all within the North Caucasus region. These territorial GSM licenses are held through subsidiaries that VimpelCom-Region acquired in 2002 and 2003. VimpelCom-Region launched 26 networks in the year ended December 31, 2002 and 15 networks in the year ended December 31, 2003.

Since January 2001, we have been required to pay fees, calculated as a portion of our revenues for services provided in each region, to the former Ministry of Communications on a monthly basis. This fee was unilaterally imposed by the former Ministry of Communications by an amendment to our GSM licenses for the Moscow license area, the Central and Central Black Earth, North Caucasus, Siberian and Volga regions and our Moscow D-AMPS license. In accordance with the terms of our licenses, as of April 2001, the amount of this fee is 0.3% of revenues earned under our licenses (calculated in Russian rubles and in accordance with applicable Russian tax laws). The GSM licenses that we obtained in 2002 covering the Northwest and Ural regions are also subject to these fees. In 2003, we transferred the ruble equivalent of approximately US$2.3 million to the former Ministry of Communications.

The following tables summarize the principal terms of our super-regional and territorial GSM licenses, including the license areas, issue dates, start-of-service requirements, expiration dates, line capacity requirements and territorial coverage requirements.

Principal Terms and Conditions of our Super-Regional GSM Licenses

				Certain Requirements
License Area	Issue Date	Start-of- Service Requirement	Expiration Date	Compliance Date	Line Capacity No Less Than	Territorial Coverage (Cities) or Population Coverage (%)
Moscow(1)	Apr. 28, 1998	Dec. 31, 1998	Apr. 28, 2008	Dec. 31, 2001	100,000	Moscow license area
Central and Central Black Earth	Apr. 7, 2000	July 7, 2000	Apr. 28, 2008	Dec. 31, 2001	20,000	17 cities(2)
North Caucasus	Apr. 7, 2000	July 7, 2000(3)	Apr. 28, 2008	Dec. 31, 2001	50,000	10 cities(4)
Northwest(5)	Sep. 12, 2002	Mar. 12, 2004	Sep. 12, 2012	Dec. 31, 2004	10,000	20.0%
				Dec. 31, 2006	50,000	40.0%
				Dec. 31, 2011	200,000	80.0%
Siberian	Apr. 7, 2000	July 7, 2000	Apr. 28, 2008	Dec. 31, 2001	48,000	12 cities(6)
Ural(7)	Nov. 14, 2002	May 14, 2004	Nov. 14, 2012	Dec. 31, 2005	50,000	30.0%
				Dec. 31, 2012	200,000	70.0%
Volga	Apr. 7, 2000	July 7, 2000	Apr. 28, 2008	Dec. 31, 2001	14,000	14 cities(8)

(1)	See the section below entitled “—Legal Proceedings.” For a description of some of the risks associated with our license covering the Moscow license area, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If our agency relationship with KB Impuls is determined to violate Russian law and KB Impuls’s license for the Moscow license area is suspended or terminated, our business will be materially adversely affected.”
(2)	Covers the cities of Belgorod, Bryansk, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Nizhniy Novgorod, Orel, Ryazan, Smolensk, Tambov, Tula, Tver, Vladimir, Voronezh and Yaroslavl.
(3)	This license was amended to allow us to commence providing services no later than December 31, 2002 in the Republic of Dagestan and no later than December 31, 2004 in Ingushetia and Chechnya.
(4)	The 10 cities covered are: Grozny, Krasnodar, Maikop, Makhatchkala, Nalchik, Nazran, Rostov-on-Don, Tcherkessk, Stavropol and Vladikavkaz. We must also cover Chechnya, Ingushetia, but based on the extension of the start-of-service dates for these areas, we believe the date by which the territorial coverage requirement must be met has also been extended.
(5)	VimpelCom-Region holds a GSM-1800 license covering the territories of Karelia, St. Petersburg, Arkhangelsk, Vologda, Kaliningrad, Leningrad Murmansk, Novgorod, Pskov, and Nenetz. In March 2003, the license was amended to allow the operation of a GSM-900/1800 network for St. Petersburg and Leningrad.
(6)	Covers the cities of Abakan, Barnaul, Dudinka, Gorno-Altaysk, Kemerovo, Krasnoyarsk, Kyzyl, Novokuznetsk, Novosibirsk, Omsk, Tomsk and Tara.
(7)	In December 2002, VimpelCom-Region acquired 100.0% of Vostok-Zapad Telecom. Vostok-Zapad Telecom holds a GSM-1800 license covering all 12 territories of the Ural super-region and a GSM-900/1800 license covering seven territories of the Ural super-region (Komi Republic, Udmurtskaya Republic, Kirov, Kurgan, Sverdlovsk, Komi-Permyatsky autonomous okrug and Yamal-Nenets).
(8)	Covers the cities of Astrakhan, Elista, Kazan, Naberezhnye Chelny, Penza, Samara, Saransk, Saratov, Tcheboksary, Togliatti, Ufa, Ulyanovsk, Volgograd and Yoshkar-Ola.

Principal Terms and Conditions of our Territorial GSM Licenses

				Certain Requirements
License Area	Issue Date	Start-of- Service Requirement	Expiration Date	Compliance Date	Line Capacity No Less Than	Territorial Coverage
Kabardino-Balkarskaya
Republic(1)	Mar. 17, 2000	Mar. 17, 2001	Mar. 17, 2010	Dec. 31, 2001	500	5.0%
				Dec. 31, 2002	1,300	10.0%
				Dec. 31, 2004	3,000	30.0%
				Dec. 31, 2009	5,000	60.0%
Kaliningrad(2)	Nov. 4, 1996	Feb. 1, 1998	Aug. 1, 2006	Dec. 31, 1996	1,500	10.0%
				Dec. 31, 1997	2,000	20.0%
				Dec. 31, 1998	3,714	30.0%
				Dec. 31, 1999	6,000	50.0%
				Dec. 31, 2001	19,269	95.0%
Karachaevo-Cherkesskaya
Republic(3)	May 19, 2000	May 19, 2001	May 19, 2010	Dec. 31, 2001	100	10.0%
				Dec. 31, 2010	40,000	60.0%
Orenburg(4)	June 13, 2000	June 13, 2001	June 13, 2010	Dec. 31, 2001	10,000	5.0%
				Dec. 31, 2003	20,000	10.0%
				Dec. 31, 2005	30,000	16.0%
				Dec. 31, 2010	60,000	32.0%
Samara(5)	April 17, 2002	Oct. 17, 2003	April 17, 2012	Dec. 31, 2004	20,000	30.0%
				Dec. 31, 2011	80,000	70.0%
Stavropol(6)	Mar. 7, 1997	Mar. 7, 1998	Mar. 7, 2007	Dec. 31, 1998	3,000	10.0%
				Dec. 31, 2000	10,000	60.0%
				Dec. 31, 2003	20,000	80.0%
				Dec. 31, 2007	40,000	90.0%

(1)	The GSM-900 license for the Kabardino-Balkarskaya Republic, which is part of the North Caucasus super-region, is held by Kabardino-Balkarsky GSM, 80.0% of which is owned by StavTeleSot. See note (6) below.
(2)	In December 2002, VimpelCom-Region acquired 100.0% of Extel. Extel holds a GSM-900 license for the Kaliningrad region, which is part of the Northwest super-region.
(3)	The GSM-900 license for the Karachaevo-Cherkesskaya Republic, which is part of the North Caucasus super-region, is held by Karachaevo-CherkesskTeleSot, 80.0% of which is owned by StavTeleSot. See note (6) below.
(4)	In July and October 2002, VimpelCom-Region acquired 98.8% of Orensot. Orensot holds GSM-900/1800 and D-AMPS licenses for the Orenburg region, which is part of the Ural super-region.
(5)	The GSM-1800 license is held by Bee Line Samara, of which VimpelCom owns 51.0%.
(6)	In January and September 2003, VimpelCom-Region acquired 100.0% of StavTeleSot.

StavTeleSot holds a GSM-900/1800 license for the Stavropol region, which is part of the North Caucasus super-region.

We have met all applicable start-of-service and line capacity requirements for our super-regional GSM licenses. With respect to our super-regional GSM licenses for the Central and Central Black Earth, North Caucasus, Siberian and Volga super-regions, the start-of-service dates were deemed to have been met by the services that our company rendered prior to the issuance of the licenses to VimpelCom-Region.

Our super-regional GSM licenses for the Central and Central Black Earth, North Caucasus, Siberian and Volga super-regions contain an additional requirement that our networks cover certain specified cities by a specified date. In a non-binding clarification from the Ministry of Communications issued in December 2001, the Ministry of Communications stated that this coverage requirement could be met by GSM-900 coverage and that no minimum number of base stations need to be installed to meet this requirement. Accordingly, we understand that so long as one base station is installed in each such city in the 900 MHz frequency range, the license requirement is met.

We have installed at least one 900 MHz base station that is in compliance with all the necessary governmental permissions in each of the cities indicated in our regional licenses for the Central and Central Black Earth, North Caucasus, Siberia and Volga super-regions, except for the city of Naberezhnye Chelny in the Volga license area. Further, we may not yet have installed base stations in those cites where start-of-service dates have been extended until December 31, 2004. We are currently in the registration stage of obtaining the necessary governmental authorizations for our license in Naberezhnye Chelny. See “—Regulation of Telecommunications in the Russian Federation” for a description of the licenses, approvals, certifications and/or permissions that need to be received before the commercial launch of a wireless telecommunications network. However, as of the date of this Annual Report on Form 20-F, we have not received any notices from the Ministry of Communications, or its successor regulatory bodies, regarding this provision of the license. The start-of-service date for Chechnya and Ingushetia under our GSM license for the North Caucasus super-region was extended for us, as well as other operators, due to certain prohibitions on providing cellular services in Chechnya, Ingushetia and the border regions of Dagestan imposed by the Russian Federal Security Service.

We do not currently hold a GSM license for the Far East super-region of Russia. In the future, we will endeavor to gain access to operations in the Far East.

AMPS/D-AMPS

We hold AMPS/D-AMPS licenses for the Moscow license area and eight other geographic areas: Kaluga, Novosibirsk, Orenburg, Ryazan, Samara, Tver, Vladimir and Vologda. The population in many of the regional AMPS/D-AMPS license areas may not be commensurate with the territorial coverage requirements. In 2003, we sold the companies that held our AMPS/D-AMPS licenses for the Karelia and Ulyanovsk regions. Currently, we are not in compliance with the territorial coverage requirements in the Ryazan, Samara and Tver license areas, and we have not met the line capacity requirements in Ryazan, Tver and Vologda. We may not be able to, or may voluntarily decide not to, comply with the license requirements for some or all of these AMPS/D-AMPS license areas in the future. We provide AMPS/D-AMPS wireless services on a commercial basis in all of our AMPS/D-AMPS license areas.

On June 5, 2003, we entered into a series of agreements with ZAO “InvestElectroSvyaz” (which operates under the “Corbina-Telecom” brand name in Russia) in order to utilize excess capacity on our D-AMPS network in the Moscow license area. We continue to operate and maintain our Moscow D-AMPS network, service our existing Moscow D-AMPS subscribers and attract new subscribers to our network. Under the terms of the agreements, Corbina-Telecom entered into a sale and capital lease transaction for certain of our infrastructure equipment that provides for D-AMPS network functionality in the Moscow license area. Corbina-Telecom, acting as our agent, has the right to attract new subscribers to our network. The total purchase price of the equipment was US$16.5 million (excluding VAT). Corbina-Telecom paid us one-half of the purchase price within 30 days of execution of the agreements, with the remainder to be paid by April 2004. As of December 31, 2003, Corbina-Telecom had paid approximately US$12.4 to us under the agreements. As collateral for the amount still owed to us, Corbina-Telecom has pledged certain items of the D-AMPS equipment with the agreed pledge value of approximately US$4.1 million. In addition, for the next four years, Corbina-Telecom will pay us service fees of US$1.0 million per year (net of the lease payments), subject to adjustment based on traffic volume.

In 2004, Gossvyaznadzor conducted an inspection of our D-AMPS operation and in a notice issued to us on March 10, 2004, alleged that certain subscribers did not have agreements with VimpelCom. We are in the process of reviewing the subscriber agreements concluded on our behalf by Corbina-Telecom and amending any that do not correctly reflect the agency relationship. We have requested an extension to the May 9, 2004 deadline set forth in the Gossvyaznadzor notice to provide us with sufficient time to review these agreements and make any amendments that might be needed, but neither Gossvyaznadzor nor its successor, the Federal Surveillance Service for Communications, have responded to our request. For the risks associated with our failure to comply with Gossvyaznadzor notices, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If we are found not to be in compliance with applicable telecommunications laws or regulations, we could be exposed to additional costs or suspension or termination of our licenses, which might adversely affect our business.”

Products and Services

We offer the following wireless services to our subscribers:

•	voice telephony service;

•	value added services using SMS, Unstructured Supplementary Services Data, or USSD, WAP, GPRS and MMS technologies;

•	interconnections with other networks; and

•	access to both national and international roaming service.

We offer these services to our subscribers under two types of payment plans: contract plans and prepaid plans. As of December 31, 2003, approximately 13.1% of our subscribers were on contract plans and approximately 86.9% of our subscribers were on prepaid plans.

Contract plans

We market our contract plans to high usage subscribers under the “Bee Line GSM” brand name. Our contract plans are offered on our GSM network. Our contract subscribers pay a monthly fee ranging from US$1 to US$165 (before taxes), depending on the tariff plan. Contract subscribers also pay for airtime usage above any free airtime afforded to them under their particular tariff plan on a per minute basis, ranging from US$0.09 per minute to US$0.29 per minute (before taxes). The per minute charge depends on the type of contract plan and the time of the call. In August 2000, we introduced a new tariff plan called “Super GSM,” which provides for unlimited local airtime and a wide range of value added services for a monthly fee of US$180 (before taxes). In December 2003, due to the introduction of low unlimited plans by MegaFon and special offers made by MTS, we reduced our monthly fee to US$165 (before taxes).

We also provide our corporate and high use subscribers, including small and medium-size businesses, with a range of additional value added services, including specialized customer service, tailored pricing arrangements and access to sophisticated technical opportunities, such as individual corporate wireless networks.

Prepaid plans

In October 1998, we became the first wireless service provider in the Moscow license area to offer prepaid plans. We market our prepaid plans under the “Bee+” sub-brand name and offer either GSM or D-AMPS service to our prepaid subscribers. Prepaid scratch cards are denominated from US$5 to US$100 and initially were used by subscribers within a specific period of time ranging from seven to 390 days, depending on the denomination of the prepaid scratch card. In the beginning of 2003, we introduced a balance freeze option, which allows our subscribers to utilize unused minutes for a period of time after a balance refill. This option was introduced as an added value to our subscriber base and did not result in usage or ARPU decrease.

In the summer of 2003, we launched the “Bee active” campaign, the core of which was termless payments for prepaid subscribers until the subscribers’ balance goes to zero. This means that our subscribers have no monthly fee, which is the main value for the mass market segment. In response to increased competition, in September 2003, we launched a new price plan with termless payments. These initiatives led to a sufficient increase in active subscribers and did not result in a decrease in ARPU. As of December 31, 2003, approximately 65.0% of our prepaid subscribers operated under termless payment plans. We expect that these plans will help decrease churn as fewer subscribers will be subject to a suspension in service when the term of their scratch-card expires.

We sell prepaid scratch cards at our sales offices as well as through a network of dealers and various retail distribution channels, such as bank branches, restaurants, supermarkets and gas stations. Prepaid subscribers may also replenish their prepaid balances through our Beepay channels.

We designed our prepaid plans to address the needs of the mass-market subscriber segment, which is comprised of more price-sensitive subscribers. Prepaid plans simplify the usage of wireless telephones by eliminating deposits and monthly bills and allowing subscribers to control their spending. We benefit by receiving advance payments without the need to issue invoices or monitor credit limits. As a result, prepaid plans reduce the risk of bad debt. On average, prepaid subscribers tend to use less airtime compared to our contract subscribers. However, some high usage subscribers use our prepaid plans because of the convenience of using these plans. As of December 31, 2003, the share of high usage subscribers (defined as a subscriber from whom we receive a monthly average revenue of more than US$40 exclusive of taxes) in the Moscow subscriber base was approximately 3.0%.

Value added services

In addition to basic wireless communications services, we currently offer a number of value added services, including non-voice services. We offer the following value added services:

•	Traditional value added services. Generally, for an additional charge, we offer a variety of basic voice-related value added services, including caller-ID, calling line identity restriction, which enables our subscribers to block their phone number, call forwarding, call waiting and conference call services. Caller-ID and our calling line identity restriction are available for all calls by our subscribers to another number within our network. In addition, under certain circumstances, these services may be available for calls to a number outside our network.

•	Messaging. In 1999, we introduced SMS to our subscribers. SMS enables our subscribers to exchange short text messages with other subscribers in our network, as well as with MTS and MegaFon subscribers in the Moscow region. Both our contract and prepaid subscribers can use SMS. In May 2002, we launched MMS on a trial basis, free of charge. With MMS, our subscribers can send and receive different types of multimedia content, including melodies and songs, full-color images, photos, animation, postcards and digital pictures. In January 2004, we introduced a tariff for our MMS service.

•	Infotainment. We provide infotainment services to our subscribers through our BeeOnline portal, the first Russian portal offering personal digital services, using information from “RIA News,” “Finmarket,” “Map Maker,” “Prime-TASS” and “Gazeta.ru.” In February 2003, we launched, on a trial basis, a new infotainment service, called “Beepartner.” Beepartner enables vendors to deliver their information and entertainment services to Bee Line GSM subscribers via SMS.

•	Mobile Internet. Our various mobile Internet services give our subscribers access to the Internet and internal corporate Intranets via mobile devices, such as mobile handsets, personal digital assistants and laptops. In 2000, we launched commercial WAP services, which enable our subscribers to connect to the Internet via a WAP-enabled mobile handset without using additional devices, such as a laptop or modem. We launched commercial GPRS-based services on April 1, 2002. GPRS is a packet-based wireless communication service that provides for faster data rates and continuous connection to the Internet. The higher data rates allow users to take part in video conferences and interact with multimedia Web sites and similar applications using mobile handheld devices. We currently provide both WAP and GPRS services to our contract and prepaid customers in the Moscow license area, and to some prepaid subscribers in the regions outside of the Moscow license area. In addition, we are currently considering introducing WLAN services to our customers and intend, as an initial step, to introduce WLANs in airports, hotels and business centers.

•	M-Commerce. Our M-Commerce services will enable our subscribers to purchase goods and services through mobile handsets. We intend to launch our M-Commerce services for commercial use during 2004.

•	Services for our corporate and high-end users. We provide our corporate and high-end users with additional value added services, such as Fixed Mobile Convergence, or FMC, which provides unified phone numbers for office and mobile telephones, Wireless PBX, a special virtual private network for corporate clients, access to corporate networks via GPRS, which allows users to access corporate e-mail and other resources via mobile telephones, and corporate SMS e-mail.

•	Services designed to improve customer convenience. In 2001, we launched two substantial customer convenience products, known as “Beepay” and “Beeoffice.” Beepay allows our subscribers to pay their cellular telephone bill online and to replenish their prepaid balances through convenient channels, such as shops, gas stations, dealers, ATMs and bank branches, without having to present an invoice. Beeoffice allows our subscribers to use their mobile handsets to manage the use of our different value added services via SMS, interactive voice response, the SIM Toolkit or the Internet. We are now evaluating our use of the SIM Toolkit and considering new technologies, such as USSD. USSD permits the transmission of information through our GSM network, which provides us with another way to offer value added services to our subscribers, including the activation of our prepaid scratch cards and notification of remaining prepaid balances.

Loyalty programs

Our loyalty programs are designed to retain our existing subscribers. We take a segmented approach to retaining our customers. We offer dedicated service managers to high-revenue generating customers and various affinity programs with partners that provide our customers with a benefit for remaining a Bee Line GSM customer. In 2002, we launched our pilot Beebonus card service. With a Beebonus card, subscribers accumulate bonus points by purchasing goods from participating vendors, which can then be used to pay for our services. In 2004, we intend to launch a Beebonus co-branding program and an internal bonus program.

Roaming

Roaming allows our subscribers and subscribers of other wireless operators, to receive and make international, local and long distance calls while outside of their home network. Our roaming service is instantaneous, automatic and requires no additional equipment. Because GSM interacts with other standards used by our roaming partners, GSM subscribers can make and receive calls in other locations that also operate a GSM network. As of December 31, 2003, we had roaming agreements with 307 GSM providers in 142 countries in Europe, Asia, North America, South America, Australia and Africa. In addition, we launched GPRS roaming with 50 operators in 34 countries in Europe, Asia and North America. We have also established domestic roaming agreements with 41 regional GSM providers in Russia, which provide roaming for our subscribers in more than 1,400 cities across Russia, including St. Petersburg. We expect to enter into additional roaming agreements around the world and in Russia.

We also have both international and domestic (TAP-file based) roaming services for our prepaid GSM subscribers. In 2003, we were the first Russian wireless company to launch customized application for mobile network enhanced logic, or CAMEL, an intranetwork prepaid roaming service. This service allows pre-paid subscribers to automatically receive access to roaming services with a positive balance on their accounts. We believe that CAMEL is a unique business service proposition that allows us to implement real time cost control, provide more dynamic service to our clients and reduce bad debt.

In general, our roaming agreements provide that when one of our subscribers uses the wireless services of a corresponding service provider, we are responsible for paying the charges for those wireless services used by our subscriber at the tariff amount specified in the particular roaming agreement. We then charge the subscriber for the roaming expenses incurred plus a surcharge of 15.0% and the re-routing of incoming calls. In addition, we receive revenues from other service providers for calls made to and by their subscribers who are using our networks. In the future, we expect that our roaming revenues from wireless users visiting the Moscow license area will increase and that our regional operations outside of the Moscow license area will account for a greater percentage of our total roaming revenues.

Handsets and accessories

Our subscribers must have a handset that can be used on our wireless networks. Subscribers can purchase handsets from us, from a dealer or supplier or from another service provider. We do not expect to earn a significant profit on the sale of handsets and accessories. Rather, we intend to sell handsets and accessories to help attract subscribers and ensure the supply of handsets in the marketplace. Therefore, we may offer handsets or accessories below cost as part of a sales promotion and in response to competition. In the future, we may consider shifting our handset sales to independent dealers as the wireless market grows and dealers’ retail operations develop.

We currently offer GSM handsets manufactured by Sony Ericsson, Motorola, Nokia, Philips, Siemens, Alcatel and other suppliers. Consistent with our approach to developing a dual band GSM-900/1800 network, we offer dual band GSM-900/1800 handsets, which increase the roaming ability of our GSM subscribers. In addition, we offer tri-band handsets for GSM-900/1800/1900, which allow our subscribers to roam in the United States and Canada in areas where GSM-1900 networks are operational. We also offer WAP-enabled and GPRS-supporting handsets provided by our suppliers.

Federal Telephone Numbers

In 1998, we began offering our subscribers in the Moscow license area the option of receiving a ten digit federal telephone number as an alternative to receiving a more expensive, local Moscow telephone number. Because our costs associated with the federal numbers are substantially lower than those associated with Moscow numbers, we can offer federal numbers on terms more attractive to cost-sensitive subscribers. Calls using the federal telephone numbers are routed through long distance switches, but are billed as local calls to the calling parties for interconnection within the Moscow license area. In the regions, we only offer our subscribers a ten-digit federal telephone number.

We may soon face a shortage of federal telephone numbers. For further information on this risk, please see the section of the Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may soon face a shortage of federal telephone numbers that are currently available to us and our access to additional federal telephone numbers is limited.”

Tariffs

We offer our subscribers various tariff plans, each appealing to a specific subscriber segment and designed to fit different calling patterns. Our principal tariff plans are marketed under our Bee Line GSM trade name. The following tables summarize the material terms of our most popular tariff plans as of December 31, 2003, excluding sales taxes and value added tax:

Tariff Plans in the Moscow License Area

	Bee+ Time	Prime	Super 30	Super 300	Super 500	Super GSM
Connection	Federal	Federal or Local	Local	Federal	Local	Federal or Local
Monthly fee (US$)	None	3.00	11.00	30.00	60.00	165.00
Free monthly airtime for local calls	N/A	N/A	30 minutes	300 minutes	500 minutes	Unlimited
Per minute, local calls (US$)	0.11-0.22	0.09-0.18	0.12-0.24	0.07-0.15	0.10-0.20	N/A

Tariff Plans in the Regions Outside of the Moscow License Area

	Bee+ Time	Prime	Super 100-500
Connection	Federal	Federal / Local	Federal or Local
Monthly fee (US$)	None	1.00-3.00 / 4.25-8.00	10.00-50.00
Free monthly airtime for local calls	N/A	N/A	100-500 minutes
Per minute, local calls (US$)	0.05-0.24	0.03-0.22	0.06-0.12

In addition to airtime charges, contract subscribers pay a deposit and, if they do not already have one, a charge for the handset. We have worked closely with a number of our corporate contract subscribers to create more efficient and cost effective tariff plans and programs tailored to their needs. All of our tariffs are quoted in U.S.-dollar equivalents.

Customer service

We place a high priority on providing consistently high quality customer service to our subscribers. We provide customer service in both Russian and English, 24 hours a day, seven days a week. We now have customer service centers in all of our sales offices throughout the country, including three dedicated walk-in centers in Moscow. In addition, we handle the majority of our customer contacts through six super-regional call centers. Automation has significantly improved our ability to provide high quality customer service to our subscribers. As of March 31, 2004, we employed approximately 1,900 service representatives in our subscriber service department, as well as a varying number of personnel on temporary contracts in support functions. Service representatives handle subscriber activation and disconnection, follow up with subscribers who are late in paying their bills and answer questions regarding equipment usage, billing and disconnection due to lack of payment. As part of our customer relations program, our subscribers receive information through our free monthly newspaper, “Bee Line World,” which has a circulation of approximately three million, and other brochures sent by courier from time to time.

Billing

In the first quarter of 2002, we installed a new Customer Care and Billing system, called CCBS Ensemble, to support expected subscriber growth, geographic expansion and the introduction of new services. Amdocs developed CCBS Ensemble and adapted it for the Russian market. We migrated our Moscow-based subscribers to CCBS Ensemble in March 2002 and our subscribers in the regions outside of the Moscow license area to CCBS Ensemble in 2003. The accuracy and flexibility of CCBS Ensemble are important components in our strategy to provide efficient and responsive customer service and also permit us to generate accurate and timely subscriber information and analysis. Through CCBS Ensemble, we have integrated our billing, ordering and collection processes onto a single platform, which eliminates the need for redundant systems and enhances our customer service. CCBS Ensemble has supported and will continue to support us in the rapid deployment of advanced next- generation services, such as online stock quotes, traffic reports and entertainment services using mobile devices. It has also been instrumental in enabling us to become the first wireless telecommunications operator to offer commercial GPRS in Russia.

In order to reduce our exposure to ruble devaluation, all subscriber invoices specify the amount owed in U.S.-dollar equivalents and require payment in rubles based on the exchange rate of the Central Bank of Russia on the date of payment, plus 1.0% to cover the cost of converting rubles into U.S. dollars. In 2003, wire transfers accounted for approximately 63.0% and cash payments accounted for approximately 37.0% of total funds received. Subscribers are required to pay their bills within 25 days of the bill date. Contract subscribers have their telephone number blocked when their accounts become more than 35 days overdue and have their wireless service terminated when their accounts become more than 60 days overdue. Service to prepaid subscribers is terminated after 180 days of inactivity. In September 2003, we introduced a new tariff plan in which subscribers are blocked after 180 days of inactivity and terminated 180 days after being blocked. We notify subscribers regarding overdue balances using SMS, letters and telephone calls. In order to reduce the risk of bad debt, we require prospective subscribers to provide copies of valid passports, check the potential subscriber against a list of known bad debtors and enforce credit limits on deposits.

Marketing and Sales

Target subscribers

We separate our primary target subscribers into three large groups:

•	large corporate subscribers;

•	small and medium-size business subscribers and high income individual subscribers; and

•	mass market subscribers.

We use the Bee Line GSM trade name to market our wireless services to our large corporate, small and medium-size business and high-income individual subscribers. The typical large corporate subscriber is less price-sensitive, uses more airtime and pays on a contract basis for our wireless services. In 2002, we introduced a number of value added services for our corporate subscribers, including GPRS mobile access to corporate networks, corporate SMS, e-mail, FMC and Beeoffice. In addition, we are considering launching WLAN services.

We use the “Bee+” sub-brand name to market our wireless services to mass market subscribers. The typical mass market subscriber is more price-sensitive, uses less airtime and prepays for our wireless services. As a result of our mass marketing efforts, combined with a growing acceptance among Russians of wireless telecommunications and declining costs associated with obtaining such services, we are attracting a large number of subscribers from the mass market and expect this trend to continue.

We continue to invest significantly in our information technology, billing systems and customer service, including the development of call centers. We have also implemented intelligent call routing technology, which allows us to provide specialized service to different market segments of our subscribers.

Our subscriber growth in 2003 was fueled by GSM subscribers, given the popularity of the GSM standard and our network capacity. Through our GSM network, we are able to offer a number of advanced services to the corporate and high usage subscriber, while at the same time provide lower-priced services for the more cost-sensitive mass market subscriber.

Advertising

We advertise our services and products under the Bee Line GSM brand name, one of the most recognized brand names in Russia. We have focused on image advertising to position the Bee Line GSM brand name as one of the leading, high quality wireless services in Russia. Further, we provide promotional information with our subscriber invoices and on our prepaid scratch cards to inform subscribers of alternative pricing arrangements, dealer locations and new value added services targeted to specific market segments. Advertising has been placed in popular publications, in our monthly newspaper, “Bee Line World,” on radio and television and via outdoor media.

We have entered into license agreements with VimpelCom-Region for all of our registered trademarks and also license our Bee Line GSM brand name to the companies that we have acquired in the course of our national expansion. We conduct our advertising campaigns in cooperation with our licensees to further increase the exposure of the Bee Line GSM brand name. We obtain substantial marketing benefits from the brand recognition associated with this widely used brand name, both with existing subscribers traveling outside of our service areas and with potential new subscribers moving into our license areas. We are also coordinating the advertising policies of our dealers in an effort to capitalize on the increased volume of joint advertising and to ensure that the integrity and high quality image of the Bee Line GSM brand name is preserved.

Distribution and marketing

As of December 31, 2003, we had the largest distribution network for wireless services in the Moscow license area, with 74 independent dealers and 3,704 points of sale, and approximately 6,500 locations where our prepaid scratch cards could be purchased. In addition, as of December 31, 2003, we had approximately 1,350 independent dealers and more than 8,850 points of sale in the regions. Our retail distribution channel for prepaid scratch cards includes large chains of electronic stores and other consumer retail stores and selected branch offices of banks, including Sberbank. We also own three sales offices in the Moscow license area, and have established at least one sales and customer care office in each region outside of Moscow where we operate. In the first quarter of 2001, we acquired the “Mobile Center” dealer network, one of the largest retail dealer networks in Moscow, for approximately US$3.2 million. This acquisition added 12 additional offices to our distribution network. As of December 31, 2003, we had 37 “Mobile Center” sales offices in the Moscow license area. In 2002, we established a telesales group to target potential corporate customers and to assist them in becoming subscribers. We also employ a direct sales force that focuses on sales to corporate and high usage subscribers. Our distribution and marketing efforts focus on controlling product and corporate image, ensuring brand usage and implementing marketing policies at all points of sale.

In 2000, approximately 82.0% of our new subscribers enrolled through independent dealers, while approximately 18.0% enrolled directly with us. In 2001, we expanded the number of points of sale at which our services and products are offered, increasing the percentage of direct sales to approximately 30.0%. In 2002, our distribution strategy focused on making our products more affordable and available to potential new subscribers. As a result, we attracted a larger mix of mass-market subscribers, a greater proportion of which tend to enroll with us through independent dealers as compared to our corporate and high-end customers, most of which enroll directly with us. In turn, the percentage of subscribers that enrolled directly with us decreased to approximately 11.0% in 2002. In 2003, approximately 8.8% and 91.2% of our sales in the Moscow license area were made directly through our sales force and independent dealers, respectively. In 2003, approximately 15.3% and 84.7% of our sales in the regions were made directly through our sales force and independent dealers, respectively.

Dealer commissions have been declining since August 2000. As of March 31, 2004, dealer commissions in the Moscow license area ranged between US$30.00 and US$120.00 for new contract subscribers and were approximately between US$25.00 and US$27.00 for each prepaid subscriber. Average dealer commissions are lower in the regions outside of the Moscow license area and, as of March 31, 2004, ranged between US$25.00 and US$55.00 for new contract subscribers and were approximately US$11.00 for each prepaid subscriber. As a result of the increase in the number of prepaid subscribers, we are paying lower average dealer commissions per subscriber. Furthermore, our acquisition of the “Mobile Center” network has enabled us to reduce commissions. Despite the lower average commissions per subscriber, we believe that we enjoy a good relationship with our dealers. We believe that our prompt and accurate payments to dealers, our timely delivery of products and services and our dealer relationship policies provide us with an advantage over our competitors.

Our marketing efforts are based on the coverage and quality of our GSM network, our network capacity and our product innovations. These efforts include the introduction of our popular “Super GSM” plan for high usage subscribers with a flat monthly fee of US$165.00 (before taxes), unlimited local calls, fixed-mobile-convergence based products for corporate subscribers, location-based services, a variety of services using WAP technology and the BeeOnline portal.

Wireless Network Equipment and Operations

Wireless network infrastructure

GSM technology is based on an “open architecture,” which means that equipment from any supplier can be added to expand the initial network. Our GSM and GPRS networks, which use Alcatel, Ericsson and Nokia equipment, are integrated wireless networks of base station equipment and digital wireless switches connected by fixed microwave transmission links, fiber optic cable links and leased lines. As of December 31, 2003, we had

2,373 GSM base stations, 116 base station controllers and 11 switches for our dual band GSM network in the Moscow license area, covering approximately 47,000 square kilometers. Our GSM network in the Moscow license area currently has a capacity of approximately 6.9 million subscribers. We also had 4,224 GSM base stations, 111 base station controllers and 39 switches for our dual band GSM network in the regions outside of the Moscow license area, covering approximately 1,000 square kilometers, as of December 31, 2003.

In 2004, our network development in the regions will focus on significantly expanding network coverage in suburban areas, along key roads and in vacation areas, as well as on adjusting our current network capacity to meet planned subscriber growth and network quality targets. At the same time, in the Moscow license area we intend to focus our network development on expanding our indoor coverage, more rapidly adjusting our network capacity to changing market demands and upgrading to new products.

We have designed and put into operation “BeeNet,” our fiber optic network designed to connect base stations to the switches of our GSM and D-AMPS networks in the Moscow license area and in the regions. Our fiber optic network has grown to 200 telecommunications nodes to which virtually all base stations are connected either directly or through telecommunications nodes to which base stations or base station controllers are connected. As of December 31, 2003, we had approximately 3,350 square kilometers of fiber optic cable. The development of our fiber optic network was planned in accordance with the expansion plans for our GSM networks, including our networks in the regions. Our fiber optic network is intended to help us resolve transmission capacity problems, increase reliability and quality and be independent from the suppliers of transmission lines. To the extent excess capacity is available on our fiber optic network, we lease the excess capacity to third parties. In 2002 and 2003, our revenues from leasing excess fiber optic capacity were approximately US$1.8 million and US$1.3 million, respectively.

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

Interconnect arrangements

We need access to a wireline network to enable our subscribers to initiate calls to, and to receive calls from, persons using wireline networks. Our interconnect agreements provide us with this access. We have interconnect agreements with several wireline service providers in the Moscow license area and in the regions outside of the Moscow license area, including Combellga, Komet, MTT, MTU-Inform, Rostelecom, RusSDO, Sovintel and Telmos. In Moscow, our interconnect agreements allow us to connect to the public switched network of Moscow operated by MGTS and to provide long distance and international services. We also have interconnect agreements with telecommunications providers in the Central and Central Black Earth, North Caucasus, Northwest, Siberian, Ural and Volga license areas that enable our subscribers to initiate calls to and receive calls from the public switched telephone networks in the regions of Russia.

Pursuant to our interconnection arrangements, we pay for the use of local number capacity and traffic. As of December 31, 2003, we were using over 220,000 local Moscow numbers. We will purchase additional telephone line capacity in the Moscow license area as needed to the extent available. Payment for Moscow telephone lines involves an initial one-time fee of approximately US$80 per line as of December 31, 2003, an average monthly fee per line, which does not exceed US$6, and an average traffic fee for local calls based on usage of approximately US$0.06 per minute. The use of federal numbers involves a traffic fee based on usage of US$0.01 per minute for local calls and does not require a monthly fee or the purchase of line capacity.

In the regions outside of the Moscow license area, we also use local numbering capacity. Payment for local telephone line capacity in the regions involves an initial one-time fee of approximately US$70 per line and traffic fees for local calls.

Handset suppliers

We sell dual mode GSM-900/1800, dual mode AMPS/D-AMPS and tri-band GSM handsets manufactured by companies such as Siemens, Nokia, Motorola, Sony Ericsson, Ericsson, Alcatel, Panasonic, Samsung and LG. Alcatel and Nokia provide training to our sales force, dealers and engineering staff as well as cooperate with us on marketing and promotion. We have signed agreements with Sony Ericsson, Motorola, Philips, Alcatel and Nokia that allow us to establish service centers in order to reduce the amount of time that a handset is out of service. We also intend to enter into agreements with Siemens, Samsung and LG this year for the repair of their handsets in our service centers.

Competition

We have a significant number of competitors and we expect competition in the Russian wireless industry to intensify in the future as a result of new market entrants, consolidation in the industry, the growth of current operators and new technologies, products and services. In particular, competition in the Moscow license area and in certain regions is intense. Providers are utilizing new marketing efforts to retain existing subscribers and attract new ones, including lowering tariffs and offering handset subsidies. We compete with at least one other wireless operator in each of our license areas and in many license areas, we compete with two or more wireless operators.

We compete to attract and retain subscribers principally on the basis of:

•	brand identity;

•	price;

•	quality of service;

•	network coverage;

•	value added services

•	enhancements offered; and

•	subscriber services.

Moscow license area

MTS. Our primary competitor in the Moscow license area, MTS, initiated GSM service in Moscow several years before we did. Consequently, we spent considerable resources building our GSM-900/1800 network in 1999 and 2000 to reach a comparable level of service and coverage. MTS has a larger subscriber base and a greater share of the high usage subscriber market and frequency allocations, which provides MTS with a potential advantage in the quality of its GSM-900 service. Deutsche Telekom AG, a telecommunications company with significant telecommunications assets and experience, recently reported that it beneficially owns 25.0% of MTS’s voting shares. Sistema, a diverse Russian holding company with interests in several telecommunications companies, recently reported that it beneficially owns 51.0% of MTS’s voting shares. Because of its strategic relationships with Sistema and Deutsche Telekom, MTS may have access to greater financial resources than our company in the future. According to AC&M Consulting, as of December 31, 2003, MTS’s subscriber market share in the Moscow region was approximately 43.0%, compared to our subscriber market share of approximately 49.0%.

Sonic Duo. In the Moscow license area, we also compete with Sonic Duo, a wholly-owned subsidiary of MegaFon. MegaFon was formed on May 29, 2002, with the intention of merging nine regional mobile phone operators. MegaFon’s shareholders include Telecominvest and TeliaSonera, the leading telecommunications group in the Nordic and Baltic regions. Sonic Duo received a dual band GSM-900/1800 license for the Moscow license area in May 2000, began providing roaming services in Moscow to subscribers of other wireless operators in the third quarter of 2001 and commenced operations in Moscow in late November 2001. Sonic Duo markets its services in Moscow under the MegaFon brand name. According to AC&M Consulting, as of December 31, 2003, Sonic Duo had approximately 850,300 subscribers in the Moscow region, representing approximately 7.4% of the market. Sonic Duo has aggressively lowered tariffs in an effort to attract more subscribers, resulting in an average price per minute that is approximately 25.0% to 30.0% lower than other GSM operators.

Other competitors in the Moscow license area. Open Joint Stock Company “Moscow Cellular Communications,” or MCC, which operates an analog NMT-450 network, was the first wireless service provider in the Moscow license area, commencing operations on a limited basis in December 1991. MCC’s shareholders include Rostelecom, MGTS and the Russian Telecommunications Development Company. According to our estimates, as of December 31, 2003, MCC’s subscriber market share for the Moscow license area was approximately 0.4%. In March 2000, the Ministry of Communications issued an approval to MCC to build a CDMA network in the Moscow license area in the 450 MHz frequency band. In December 2003, MCC started commercial operations of its IMT-MC (CDMA-450) network under the “SkyLink” brand. For now, CDMA-450 operators have a very limited spectrum of subscriber terminals, poor coverage and almost no financing (compared to GSM operators). Therefore, we do not expect a significant competitive threat from CDMA operators in 2004-2005.

JSC “Personal Communications,” which operates under the brand name “Sonet,” holds a license to operate fixed wireless CDMA services in the Moscow license area in the 800 MHz frequency range. The Ministry of Communications has stated that Sonet’s license is for fixed wireless service only and does not permit building a mobile wireless network. In the event that Sonet’s license is amended to allow mobile wireless service, Sonet could become a potential competitor of ours in the Moscow region. Sonet’s market share was 0.5% as of December 31, 2003.

Other license areas

MTS, MegaFon and their affiliates are our main competitors in the regions outside of the Moscow license area. MTS has reported that it holds licenses to operate wireless networks in areas populated by approximately 169.2 million people in 60 regions of Russia, as well as Belarus and Ukraine. MegaFon reportedly holds licenses covering 100.0% of the population of the Russian Federation. However, due in part to the existing distribution of licenses, these companies do not operate in all regions in which we operate, and we do not operate in all regions in which MTS and MegaFon operate or will operate. As of December 31, 2003, we had approximately 5.8 million subscribers in the regions. By comparison, as of December 31, 2003, MTS reportedly had approximately 8.5 million subscribers in the regions and MegaFon reportedly had approximately 5.5 million subscribers in the regions.

We compete for GSM subscribers with MTS and MegaFon in almost all of the super-regions. We also compete for GSM subscribers with local GSM, D-AMPS and CDMA operators in the regions. For instance, we compete with SMARTS, a company that holds licenses, either directly or indirectly through joint ventures, for GSM-900 networks in the Volga license area and in certain parts of the Central and Central Black Earth license area. We also compete with Volga-Telecom in Nizhny Novgorod and some other cities in the Volga area and UralSvyazinform in the Ural region. Tele2 also launched several networks in North-West, Siberia and some other regions. Recently, we also started to face competition from CDMA-450 operators, working under the “SkyLink” brand.

It was also recently reported in the press that in 2003 Svyazinvest’s revenue from subsidiaries providing wireless telecommunications services grew by approximately 80.0% making it the fourth largest cellular operator in Russia. Svyazinvest is a telecommunications holding company in which the Russian government currently holds an interest of 75.0% minus one share. According to Svyazinvest, it had approximately 2.3 million cellular communications users in 2003.

New technology

Potential users of wireless networks may find their telecommunications needs satisfied by other current and developing technologies, particularly in the broadband wireless services sector. In the future, wireless services, including wireless data services, may also compete more directly with traditional wireline services and with IP protocol telephony, both wireline and wireless.

Third generation, or 3G, wireless technologies are beginning to be implemented in many countries. 3G technologies, including UMTS, are considered significantly superior to existing second generation standards, such as GSM and, therefore, are likely to become competing technologies in the future. The Ministry of Transport and Communications is working on a regulatory framework for 3G services in Russia. Association-3G, an industry group charged with advising the Ministry of Transport and Communications on the procedure for allocating 3G licenses, has proposed that our company, MTS and MegaFon each be issued a 3G license, and that a fourth license be issued to a fourth operator; however, there can be no assurance that 3G licenses will be issued based on this recommendation. Our company, MTS and MegaFon have each tested 3G networks in Russia. MegaFon and our company continue to run 3G test systems.

CDMA may also become a competing technology for mobile data services. The Ministry of Communications has granted licenses based on CDMA technology in the 800 MHz and 450 MHz bands for the provision of mobile wireless services in a number of regions throughout Russia.

Seasonality

Our business is subject to certain seasonal effects. Specifically, sales of our contract and prepaid tariff plans tend to increase during the December holiday season, and then decrease in January and February. Our marketing efforts during periods of decreasing sales help to offset these seasonal effects. As with contract and prepaid tariff plan sales, minutes of use per subscriber also typically decreases in January and February. Our roaming revenues increase significantly from June to September, when many of our subscribers are traveling to vacation destinations outside of our network. Roaming on our network by subscribers of other networks tends to decrease during the December holiday season.

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

As part of our commitment to expanding our operations in the regions outside of the Moscow license area and in connection with Alfa Group’s investment in our company and VimpelCom-Region, we entered into a series of trademark license agreements with VimpelCom-Region for our registered trademarks, including Bee

Line, Bee Line GSM and Bee+ in both the English and Russian languages. These agreements give VimpelCom-Region the exclusive right to use these trademarks, for a nominal fee, within the Russian Federation outside of the Moscow license area for as long as our trademark registrations with the Russian agency for patents and trademarks are in effect, unless earlier terminated pursuant to the terms of these agreements. These agreements also allow VimpelCom-Region to sublicense the licensed trademarks to certain of its dealers and subsidiaries, to advertise its goods and services in the Russian Federation outside of the Moscow license area and to carry out its brand-building advertising in a manner consistent with our brand guidelines.

Properties

Our principal place of business is in a series of five buildings consisting of approximately 24,000 square meters that we own at 10 Ulitsa 8 Marta in Moscow. We use these buildings as an executive, administrative and sales office, warehouse and operating facility. The main switches for our D-AMPS network are also located at this site. In addition, we own a series of six buildings on Lesnoryadsky Pereulok in Moscow, constituting approximately 15,000 square meters, that are used as administrative offices and warehouse and operating facilities and that house the main switches for our Moscow GSM-900/1800 network. We also own a portion of a building in the center of Moscow on Ulitsa 1st Tverskaya-Yamskaya consisting of approximately 3,000 square meters that we use as a sales and administrative office and subscriber service center. As collateral for our credit lines, we have pledged to Sberbank five of the buildings on Lesnoryadsky Pereulok, our office on Ulitsa 1st Tverskaya-Yamskaya and we will be required to pledge additional assets, including the five buildings on 10 Ulitsa 8 Marta.

We also own office buildings in some of our regional license areas and lease space on an as-needed basis.

The table below sets forth our GSM network switches as of December 31, 2003. Each of our network switches are in commercial operation except for four of our GSM switches in Moscow and our GSM switches in Samara, Kemerovo and Norilsk.

License Areas	Number of Switches
Moscow	7 (plus 2 transit switches)
Central and Central Black Earth	11
North Caucasus	8
Northwest	2
Volga	9
Siberian	7
Ural	2

As of December 31, 2003, we had 39 switches for our regional GSM networks with base station equipment as follows:

	GSM Base Stations	Base Station Controllers	Territorial Coverage (square kilometers)
Total regions	4,224	111	1,037,200

We believe that our properties are adequate for our current needs and that additional space will be available as needed.

Legal Proceedings

On January 9, 2004, KB Impuls officially received a notice dated December 30, 2003 from Moscow Gossvyaznadzor containing a provision that raised issues regarding the adequacy of the documentation of the agency relationship pursuant to which our company acts as KB Impuls’s agent for concluding agreements with

KB Impuls’s Moscow GSM subscribers. In the relevant notice provision, Moscow Gossvyaznadzor used certain technical drafting issues in the subscriber agreement and the agency agreements as a basis for asserting first, that KB Impuls does not have any agreements with subscribers and, therefore, has violated Russian law, and second, that our agency agreement with KB Impuls does not specifically provide that we will sign subscriber agreements on behalf of KB Impuls, also in violation of Russian law. The notice did not specify the remedial action to be taken and requests to the authorities for clarification on action to be taken by KB Impuls were not answered. The notice specified that the violations in this provision were to be cured by February 1, 2004. Notwithstanding this uncertainty and our belief that there were no violations of Russian law, in January 2004, we amended our form of subscriber agreements concluded on behalf of KB Impuls and we amended our agency agreement with KB Impuls in an attempt to address concerns raised by Moscow Gossvyaznadzor. However, due to the lack of clarification, there can be no assurance that such amendments would be deemed to have cured any violations alleged by Moscow Gossvyaznadzor.

KB Impuls challenged the provision in the Moscow Gossvyaznadzor notice that questioned the agency relationship between KB Impuls and our company and on March 18, 2004, the Moscow Arbitrazh Court ruled in favor of KB Impuls and invalidated the relevant provision of the December 30, 2003 notice. Moscow Gossvyaznadzor attempted to involve the Moscow Prosecutors’ office in the case, but this motion was defeated. On April 28, 2004, we received the appeal of this ruling filed by Moscow Gossvyaznadzor on April 23, 2004. Moscow Gossvyaznadzor has publicly stated that it has never lost a case regarding a notice it has issued. We cannot assure you of a favorable outcome to this dispute. If Moscow Gossvyaznadzor were to prevail in the appeal, it is unclear whether steps already taken would be deemed to have cured the alleged violations, what steps we would be required to take in order to cure the alleged violations and whether we could do so within the time period to be allocated to us. As of the date of this Annual Report on Form 20-F, claims by subscribers based on similar arguments to those used by Moscow Gossvyaznadzor with respect to our agency relationship with KB Impuls have been heard in different courts. If we are ultimately found to have violated Russian law in connection with our agency relationship with KB Impuls, KB Impuls’s GSM license for the Moscow license area may be suspended or terminated, we may face additional lawsuits from subscribers and other parties on a similar basis, VimpelCom may be unable to receive revenue on behalf of KB Impuls from subscribers in the Moscow license area and our business would be materially adversely affected.

On February 4, 2004, our company received a resolution issued by the Moscow Prosecutors’ office declaring the initiation of a criminal case stemming from allegations by a small Moscow-based company that claimed that we operated our business in Moscow and the Moscow region without a license. We immediately appealed the move by the Moscow Prosecutors’ office and subsequently received an official notice from the Moscow Prosecutors’ office stating that because there was no basis for the case against us, that the case had been dismissed. The company that initially made the allegations has filed an appeal of this decision and we cannot assure you that the decision to dismiss the criminal case will be upheld on appeal. In addition, there is no assurance that there will be no other criminal investigations launched into the activities of our group. Criminal investigations into our activity may have a material adverse effect on our business.

Several subscribers have filed civil suits against our company and KB Impuls challenging our agency relationship with KB Impuls, claiming that VimpelCom provides telecommunications services without a license in Moscow and the Moscow region and/or claiming that their subscriber agreements should be terminated and that they should be compensated for all amounts paid to us. The former Ministry of Communications was brought into certain of these suits as a third party and has assisted the subscriber in each of the cases in which it is involved. In addition, there have been attempts to bring other parties into these cases, including other regulatory bodies, but to date, these motions have been defeated. We have successfully defended our agency relationship against claims by a subscriber in one court in the City of Moscow (as well as in the Moscow Arbitrazh Court in the case with Moscow Gossvyaznadzor described above), but a court in the City of Chekhov in the Moscow region ruled in favor of a subscriber, terminating the subscriber’s agreement with us on the basis of, among other things, the argument that there is no agency relationship between VimpelCom and KB Impuls and that VimpelCom was “unjustly enriched” when it accepted payments from subscribers on behalf of KB

Impuls. In that case, we were not ordered to make any payments to the subscriber and the subscriber has appealed the portion of the ruling denying his claim for reimbursement of fees paid by him and damages. We plan to appeal the Chekhov court’s ruling. Furthermore, certain claims have not yet been heard and other claims remain subject to further appeal. We cannot assure you that we will ultimately prevail in these cases or in the appeal of the Chekhov court’s ruling, or that other subscribers or parties will not bring additional cases in different courts that could apply different interpretations of the law on these issues. Although the monetary value of each claim currently pending may not be material, our business may be adversely affected if management is forced to focus its attention and the company’s resources toward defending the company against these and similar claims, should they arise. Additionally, if the courts ultimately rule against us in any of these cases, we may be subject to future claims by other subscribers or third parties on similar grounds or on the basis of different arguments, causing management to expend additional time and resources to resolve such claims which may ultimately have a material adverse effect on our business and results of operations. In addition, the tax authorities and other regulatory bodies may also file claims against us if, among other things, our subscriber agreements are declared invalid.

Additionally, several subscribers have filed claims against us alleging that we have engaged in fraudulent advertising, and that the quality of our telecommunications services is not acceptable. Certain subscribers have also filed similar complaints with the anti-monopoly authorities and the communications regulatory bodies, as well as complaints with these bodies alleging that their rights were violated as a result of our relationship with KB Impuls. There is reportedly coordination among some of these subscribers, as well as with the company that made allegations leading to the initiation of the criminal case. To date, we have prevailed in all cases for which decisions have been taken, except in the case noted above, but some or all of these decisions may be appealed and other cases have not yet been decided. We cannot assure you that the decisions taken by the courts in the future will be in our favor and adverse decisions may have an adverse effect on our group.

We are also involved in various lawsuits and claims incidental to our business, including disputes with the Russian tax authorities. In our opinion, the ultimate liabilities, if any, resulting from these lawsuits, claims and disputes incidental to our business will not materially affect our business, financial position or results of operations.

To date, we have no provision in our accounts for any of the matters described above.

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

In the first half of the 1990s, the telephone administration in each region in Russia was converted into a separate joint stock company, creating approximately eighty-nine regional operators and Open Joint Stock Company for Long Distance and International Communications “Rostelecom,” which we refer to in this Annual Report on Form 20-F as Rostelecom. Rostelecom provides telecommunications services in the Moscow license area and throughout Russia. The government controlled interests in most of these regional operators and subsequently placed them in a holding company called Svyazinvest, in which the Russian government currently holds an interest of 75.0% minus one share. The government has announced its intention to privatize an additional portion of Svyazinvest shares, perhaps in 2004. During 2002 and 2003, the regional operators were consolidated into seven super-regional operators (not including the city of Moscow), with a view of making them more attractive to investors and facilitating their capacity to raise financing for upgrading infrastructure and improving service. In addition to its fixed line holdings, Svyazinvest also has holdings in certain cellular operators.

The fixed line telecommunications market in Moscow is dominated by MGTS. MGTS is the largest regional wireline service provider in Russia and offers local telephone services in Moscow. As of December 31, 2003, MGTS reportedly had approximately 4.2 million subscribers. Although MGTS and Rostelecom are natural monopolies, a number of digital overlay network providers based in Moscow compete directly with the existing incumbents. Some of these competing providers have affiliations with MGTS or Rostelecom. These providers offer high quality local, domestic and international long distance telecommunications services through their networks and leased channels.

The Russian economy has significant unmet demand for both wireline and wireless telecommunications services. According to industry analysts, Russia had a wireline penetration rate of approximately 24.0% as of the beginning of 2003. Svyazinvest has reported that, as of the end of 2003, it had a waiting list of approximately 3.5 million people. In comparison, according to industry analysts, wireline penetration rates were approximately 36.0% in Hungary and the Czech Republic, approximately 59.0% in Western Europe and approximately 66.0% in the United States as of the beginning of 2003. Wireline density in Russia varies geographically.

As of the end of 2003, we estimate that the City of Moscow’s wireline density was approximately 65 lines per 100 people, compared to approximately 24 lines per 100 people throughout Russia.

The Russian Wireless Telecommunications Market

Significant opportunity for growth exists in the Russian market for wireless telecommunications services. Unmet demand and the lack of a highly developed telecommunications infrastructure in Russia have created numerous opportunities for wireless service providers, including offering wireless services as the primary form of telecommunications services in areas where wireline service is inadequate, particularly in the Russian regions. In 2003, Russia was the second fastest growing wireless service market in the world in terms in the number of subscribers. During the last three years, Russia has experienced estimated growth of 142.0%, 131.0%, 124.0% and 100.0% in 2000, 2001, 2002 and 2003, respectively, according to AC&M Consulting and Credit Suisse First Boston, independent news and information services providers specializing in the Russian wireless telecommunications markets. AC&M Consulting and Credit Suisse First Boston also estimate that as of

December 31, 2003, Russia had an overall wireless penetration rate of approximately 25.0%. We estimate that as of December 31, 2003, the wireless penetration rate was 67.6% in the Moscow license area and approximately 19.3% in the regions of Russia outside of the Moscow license area and St. Petersburg. In comparison, it is estimated that wireless penetration rates in the Moscow license area is close to the rates achieved in certain Western European countries, including France, where the estimated penetration rate was 69.4% as of December 31, 2003, but lower than in the United Kingdom and Italy, where penetration rates were 91.6% and 97.9%, respectively, as of December 31, 2003. In Eastern Europe, wireless penetration rates range from 43.8% in Poland to 74.4% in Hungary and 92.8% in the Czech Republic as of December 31, 2003. The table below indicates the number of subscribers, the wireless penetration rates and the annual subscriber growth rates for the period from 1999 through 2003 for each of Russia (based on estimates of AC&M Consulting and Credit Suisse First Boston) and the Moscow license area (based on our estimates).

	Russia			Moscow License Area
Year ended December, 31	Subscribers	Penetration Rate	Annual Subscriber Growth	Subscribers	Penetration Rate	Annual Subscriber Growth
1999	1,355,000	0.9%	82.1%	785,000	5.2%	179.4%
2000	3,445,000	2.4%	154.2%	1,993,600	13.3%	154.0%
2001	8,040,000	5.5%	133.4%	4,110,200	27.4%	106.2%
2002	18,005,000	12.4%	123.9%	7,201,400	42.4%	75.2%
2003	36,230,000	25.0%	101.2%	11,487,300	67.6%	59.5%

We expect several key factors to drive the growth in the number of wireless subscribers in Russia and the Moscow license area in the near future, including the following:

•	Continued expansion of the Russian economy should underpin the continuing growth in Russian per capita GDP and corresponding increases in net disposable per capita income. We expect this trend to be particularly evident in the regions;

•	Declining costs, including connection costs, prices of handsets, initiation deposits and tariffs, are expected to make wireless services more affordable to the mass market subscriber segment;

•	Significant advertising, marketing and distribution activities are expected to lead to increasing public awareness of, and access to, the wireless telecommunications market; and

•	Improving service quality, expanding coverage and an increasing range of value added services, coupled with the introduction of wireless Internet technology and information and content delivery, will drive the higher use of, and greater demand for, non-voice wireless services.

The Federal Surveillance Service for Communications issues certain telecommunications licenses and maintains control over the licensing of GSM, AMPS, CDMA, NMT-450 and, in the future, 3G networks. Wireless telecommunications standards are either federal or regional standards. In most license areas, the former Ministry of Communications has issued licenses for two or three competing wireless telecommunications standards and has licensed at least two or three competing GSM wireless telecommunications service providers.

•	The former Ministry of Communications designated GSM, NMT-450 and IMT-MC-450, also known as CDMA-450, as federal standards and issued certain GSM, NMT-450 and CDMA-450 licenses.

•	The former Ministry of Communications initially issued GSM licenses on a region-by-region basis, but then modified this practice and issued GSM licenses for large geographical areas, or super-regions, covering several regions.

•	As of the end of 2003, according to our estimates, the Ministry of Communications had issued 111 GSM licenses, of which 21 GSM licenses are for eight regions covering large geographical areas. We hold seven of the 21 GSM licenses that cover super-regions, including our GSM license for the Moscow license area.

•	The former Ministry of Communications designated AMPS as a regional standard, which allows local governments to participate in the development of telecommunications within their jurisdictions. Previously, the government of each region in Russia established licensing guidelines for AMPS and recommended licensees to the Ministry of Communications. Once the selection process was complete, the licenses were subject to the same federal regulations as all other telecommunications licenses. As of the end of 2003, according to our estimates, the Ministry of Communications issued 67 AMPS/D-AMPS licenses, 9 of which we hold. The Ministry of Communications has announced that as of 2010 it may reallocate frequency that is currently used by AMPS/D-AMPS license holders for other purposes.

•	The Ministry of Transport and Communications has not yet finalized procedures for issuing licenses for 3G wireless networks with a frequency range of 1.9 to 2.1 GHz. Under Russian law, licenses to provide mobile telecommunications services on a frequency greater than 1800 MHz must be issued by competitive tender. Association-3G, an industry group charged with advising the former Ministry of Communications on the procedure for allocating 3G licenses, has proposed that we, MTS and MegaFon each be issued a 3G license, and that a fourth license be issued to a fourth operator. Although the former Ministry of Communications was expected to announce the license allocation procedure during the second half of 2002 and issue the licenses during 2003, no allocation procedures have been announced to date.

Wireless Technology

Overview

Wireless networks use a variety of radio frequencies to transmit voice and data. Broadly defined, the commercial wireless telecommunications industry includes one-way radio applications, such as paging or beeper services, and two-way radio applications, such as wireless services, personal communications services, or PCS, and enhanced specialized mobile radio services. Since the introduction of commercial wireless services in 1983, the wireless telecommunications industry has experienced dramatic worldwide growth. According to EMC, an independent research and publishing company specializing in the wireless telecommunications industry, the number of global wireless subscribers was approximately 1.4 billion as of March 2004.

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

The design, structure and operation of wireless networks require various supplemental arrangements in order for wireless service providers to offer a more complete package of wireless services. Wireless service providers establish interconnection agreements with local exchange carriers and interexchange carriers, thereby integrating their network with the existing wireline network. In addition, wireless service providers normally agree to supply service to subscribers from other compatible wireless networks that are temporarily located in or traveling through their service areas in a practice called roaming. Roaming agreements usually require the subscriber’s wireless service provider to pay the serving carrier at rates prescribed by the serving carrier. Although wireless, PCS and enhanced specialized mobile radio systems utilize similar technologies and hardware, each system operates on different frequencies and uses different technical and wireless network standards. Multi-mode or band telephones, however, make it possible in many instances for users of one type of network to roam on a different type of network outside of their service area.

Wireless signal transmission is accomplished through the use of various forms of air interface protocols. Four distinct technologies have evolved as the most prevalent standards in Russia and have been deployed worldwide in wireless networks:

•	GSM is a digital standard that originated in Europe and is currently the world’s largest wireless standard. GSM-900 and GSM-1800 were developed with the goal of creating a unified pan-European standard, giving the user a near uniform service throughout Europe. GSM-1900 is used in the United States, Canada and in a number of countries in Latin America. GSM-900 is currently considered to be commercially more attractive than GSM-1800 because it requires fewer rebroadcasting stations and is more widespread in Europe, thus simplifying international roaming. GSM-1800 is more advantageous in densely populated urban areas. The most efficient application of GSM technology is a combination of GSM-900 and GSM-1800 in a unified wireless network that is commonly referred to as a dual band GSM-900/1800 network.

•	AMPS is an analog standard developed by Bell Labs in the 1970s and was first used commercially in the United States in 1983. AMPS operates in the 800 MHz band and is currently one of the world’s largest wireless standards. Time Divisional Multiple Access, or TDMA, was adopted and certified by the Cellular Telecommunications Industry Association. AMPS systems may be converted to D-AMPS networks using TDMA technology. Digital technology is an advanced technology that can offer increased network capacity, better sound quality, greater call privacy, better fraud control, SMS and more complex data transmission features relative to analog technology.

•	CDMA is a Qualcomm-designed digital spread-spectrum technology. CDMA is used most commonly in the United States and a number of countries in Asia. CDMA is characterized by high capacity, employing spread-spectrum technology and a special coding scheme. In Russia, CDMA technology is used in two standards, IS-95 in the 800 MHz frequency range, or CDMA-800, and IMT-MC in the 450 MHz frequency range. The former Ministry of Communications restricted CDMA-800 use to fixed networks.

•	NMT-450 is an early generation European analog standard developed by Ericsson and Nokia to service the rugged Scandinavian terrain. The advantages of digital standards are not available to subscribers using this standard.

While the AMPS/D-AMPS-based wireless standard remains one of the more widely used standards in the world, particularly in the United States, reportedly accounting for approximately 7.8% of all worldwide wireless subscribers as of the end of 2002, GSM subscribers reportedly accounted for 72.5% of the world’s digital market and 71.5% of the world’s wireless market at the end of 2003.

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

REGULATION OF TELECOMMUNICATIONS IN THE RUSSIAN FEDERATION

The new Federal Law on Communications, which we refer to in this Annual Report on Form 20-F as the Communications Law or New Law, and which became effective on January 1, 2004, is the principal legal act regulating the Russian telecommunications industry. The Communications Law sets forth the general principles and guidelines of Russia’s telecommunications regulatory structure. It is expected that in 2004-2005, the Russian government will develop 35 additional orders and regulations to provide the legal framework envisioned by the New Law. Only a few such orders and regulations have been promulgated as of the date of this Annual Report on Form 20-F and as a result, there is significant uncertainty regarding many aspects of the regulation of the telecommunications industry in Russia, including the wireless industry.

The Communications Law sets forth general principles for the regulation of the telecommunications industry, including a description of the institutional framework for the federal government’s involvement in the regulation, administration and operation of the telecommunications industry. The most important aspects of the Communications Law with respect to our business address the federal government’s authority to:

•	license wireless service providers;

•	allocate radio frequencies;

•	certify telecommunications equipment;

•	allocate numbering capacity;

•	ensure fair competition and freedom of pricing; and

•	conduct oversight of operators’ compliance with the terms of their licenses and Russian law.

Under the New Law, all service providers have access to the Interconnected Telecommunications Network, or ITN, which is a centrally managed complex of telecommunications networks owned by different enterprises and governmental agencies of the Russian Federation. Each service provider has the right to interconnect its networks with the ITN as long as the individual service provider complies with the connection conditions set forth in its license.

As discussed in more detail below, before commercial launch of a wireless telecommunications network, a company must receive, among other things:

•	a license issued by the Federal Surveillance Service for Communications, or Service, to provide mobile telephony services using a specific standard and band of radio frequency spectrum;

•	certificates of compliance for the equipment to be used in the network or adoption of a declaration of compliance with the technical rules for the telecommunications devices and services;

•	permission from the Federal Surveillance Service for Communications to use radio frequency for its radio electronic devices, or REDs;

•	registration of its REDs with the Federal Surveillance Service for Communications; and

•	permission from the territorial department of the Federal Surveillance Service for Communications for the operation of communications equipment.

Regulatory Authorities

The Ministry of Transport and Communications of the Russian Federation is the federal body with executive power to regulate the telecommunications industry. The Ministry of Transport and Communications has authority to set policy and adopt regulations in the communications area (in accordance with the Constitution, federal laws, legal acts issued by the President and the Government), and make proposals to the President and the Government on issuance of legal acts regarding the following issues:

•	reformation of the structure in the telecommunications area;

•	development of telecommunications;

•	international cooperation in the telecommunications area; and

•	security in the telecommunications area.

The Ministry of Transport and Communications controls numerous federal agencies, including the recently established Federal Communications Agency and the Federal Surveillance Service for Communications.

Pursuant to Order No. 163 of the Russian Government dated April 6, 2004, or Order 163, the main functions of the Federal Surveillance Service for Communications relevant to our business and the wireless industry include the licensing of activities in the area of telecommunications and information technologies, control over telecommunications and information technologies, control over radiation of radio electronic devices and high frequency devices, the registration of allocated radio frequencies, radio electronic devices and high frequency devices, and the issuance of individual legal acts on the basis of and in furtherance of existing legislation on matters falling within the competence of the Service.

Pursuant to Order No. 176 of the Russian Government dated April 9, 2004, or Order 176, the main functions of the Federal Communications Agency relevant to our business and the wireless industry include arranging for the implementation of inter-state and federal special-purpose programs in the area of telecommunications and information technologies, rendering services in the area of telecommunications and information technologies to the general public on the terms established by federal laws, including ensuring allocation and proper use of radio frequencies (radio frequency bands) intended for civil use and the numbering resources in accordance with the established procedure, arranging of operation, development and upgrade of the federal telecommunications, national information technologies and telecommunications structure, organization of the network of certification centers for electronic digital signature, issuance of individual legal acts on the basis of and in furtherance of existing legislation and, maintaining registers, records and cadastres.

In addition to the bodies mentioned above, the Federal Security Service is primarily responsible for the development and maintenance of networks for the Russian government and the Russian Ministry of Health Protection has some authority over the location of telecommunications equipment.

Licensing to Provide Telecommunications Services

Legal entities and individual entrepreneurs may render commercial telecommunications services only on the basis of a license to engage in telecommunications services. Until the Russian government adopts relevant regulations that establish licensing procedures and confirms the telecommunications activities for which a license is required in accordance with the New Law, it appears that no new licenses will be issued. Under the New Law, the Federal Surveillance Service for Communications will issue licenses to provide telecommunications services on the basis of an application from an operator and, when applicable, on the basis of results of a tender or an auction. Under the Communications Law, licenses to provide telecommunications services may be issued for three to 25 years, and one person may hold several different licenses. Under the Communications Law, licenses are issued on the basis of the results of tenders (auctions, bidding) if:

1)	telecommunications services are rendered with the use of a radio frequencies band, and the state commission for radio frequencies establishes that the radio frequencies band available for rendering services limits the number of telecommunications operators that may provide services in a particular territory; or

2)	a particular territory has limited resources of the public-service communications network, including a limited numbering resource, and the relevant federal executive body in the communications area which has yet to be determined, establishes that the number of telecommunications operators in such a territory must be limited.

The Federal Surveillance Service for Communications may renew an existing license based on an application of the operator. Such application for the license’s renewal may be rejected if, as of the date of submission of the application, the operator has been found to have violated the license terms and such violations have not been cured.

The Communications Law provides that licenses may be reissued by a relevant licensing body (currently, the Federal Surveillance Service for Communications) as follows:

1)	On the basis of an application of the license holder, the license may be reissued to the legal successor of the license holder. For this purpose, the successor is required to furnish documents evidencing that the telecommunications networks and devices required to render telecommunications services under the license have been transferred to the successor, and documents evidencing reissuance to the successor of the permissions to use radio frequencies in case such frequencies are used to render telecommunications services on the basis of the license to be reissued.

2)	In case of reorganization of a legal entity in the form of a merger, take-over or transformation, the license is reissued on the basis of the successor’s application.

3)	In case of reorganization of a legal entity in the form of a split or spin-off, the license is reissued on the basis of the relevant application of the interested successor(s). For this purpose, the interested successor(s) are required to furnish documents evidencing that the telecommunications networks and devices required to render telecommunications services under the licenses to be reissued have been transferred to them, and documents evidencing reissuance to them of the permissions to use radio frequencies in case such frequencies are used to render telecommunications services on the basis of the license to be reissued. If other successors challenge the rights of interested successor(s) to have the license reissued, the dispute between them shall be resolved in court.

4)	In case of reorganization of a legal entity or a change in the details of a legal entity or an individual entrepreneur specified in the license, the licensee within 30 days shall file an application to have the license reissued and enclose the documents confirming the changes specified in such an application. If such an application is not filed within the established period of time the license shall cease to be effective.

5)	The licensing body shall reissue the license within thirty days from the date of receipt of the relevant application.

6)	A fee shall be charged for reissuance of the license in the amount of one thousand Rubles which is paid to the federal budget.

7)	In case of reissuance of a license, the licensing authority shall make relevant amendments to the register of telecommunications licenses.

It is unclear which of the foregoing rules set forth in the Communications Law apply to different cases. For instance, in the case of a merger of one entity into another, with the latter being the legal successor to the former, it would appear that points (1), (2) and (4) may all apply but these provisions are contradictory. For instance, points (1) and (4) envision that the application is submitted by the license holder while point (2) envisions that the application is submitted by the legal successor (or entity which will be the legal successor). Furthermore, if the rules are interpreted to require the application to be filed within 30 days after such a merger or consolidation is complete (i.e., after the licensee ceases to exist and all of its rights and obligations are transferred to a new legal entity which is its legal successor), then it is unclear under the New Law whether services may continue to be provided under the initial license during such 30 day period. We have requested clarification from the Ministry of Transport and Communications with regard to which of the above-mentioned points should be applied in the case of the mergers of VimpelCom-Region and KB Impuls into VimpelCom. For a description of some of the risks associated with the completion of the mergers of VimpelCom-Region and KB Impuls into VimpelCom and the corresponding transfer of licenses, frequencies and other permissions, please refer to the section of the Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to complete our mergers with VimpelCom-Region and KB Impuls or some or all of VimpelCom-Region’s and KB Impuls’s licenses, frequencies and other permissions are not transferred or reissued to us during the merger process, our business may be materially adversely affected.”

The New Law provides for a limited number of reasons pursuant to which licenses to provide telecommunications services may be suspended by the Federal Surveillance Service for Communications. Prior to the suspension of a license, the Service may issue a warning of its potential suspension if:

1)	authorized state agencies identify a violation involving failure to comply with the rules established by the federal laws and other regulatory acts of the Russian Federation in the telecommunications area;

2)	authorized state agencies identify violations of the license terms by the licensee; or

3)	the licensee fails to render services for over three months, including failure to render services from the date specified in the license as the start-of-service date.

The Federal Surveillance Service for Communications may suspend a license if:

1)	it identifies violations that may impair rights, lawful interests, life or health of people, and provision for the needs of the state administration, including the presidential communications, the government’s communications, national defense needs, security of the state and enforcement of the law;

2)	the permission of the state commission for radio frequencies for the use by the licensee of the radio frequencies is cancelled, if such cancellation renders provision of services impossible; or

3)	the licensee fails to comply with a notice issued by the Service which requires that an identified violation be cured, including a notice which was issued in connection with the warning of a potential suspension of the license.

A warning of a potential suspension of the license and the decision to suspend the license shall be communicated by the Federal Surveillance Service for Communications to the licensee in writing and shall contain the basis for such decision or warning within ten days from the date of such decision or warning. The Service must establish a reasonable period for the licensee to cure the violation which resulted in the warning of a potential suspension of the license. Such period may not exceed six months. If the licensee fails to cure the violation within the established period, the Service may suspend the license and request that a court cancel the license. If the licensee cures the violation which triggered suspension of the license, the Service must restore the license.

Further, the Communications Law provides that a telecommunications license may be revoked for the following reasons:

1)	A license may be cancelled by a court on the basis of a claim filed by an interested person or the Federal Surveillance Service for Communications if:

a)	inaccurate information was contained in the documents which served as the basis for the decision to issue such a license;

b)	the licensee fails to cure the deficiencies which triggered suspension of its license; or

c)	the licensee fails to perform the obligations it assumed in the course of the tender (auction, bidding) (if the license was issued on the basis of the results of a tender (auction, bidding).

2)	The Federal Surveillance Service for Communications shall cancel a license in the following cases:

a)	liquidation of a legal entity or winding up of its activities as a result of a reorganization, except for a reorganization in the form of a transformation;

b)	certificate of state registration of an individual as an individual entrepreneur ceases to be in effect;

c)	licensee files a request to cancel the license; or

d)	the license fee is not paid within three months from the date on which the applicant is notified of the issuance of the license.

If the license is cancelled the license fee shall not be refunded. The decision of the Federal Surveillance Service for Communications to cancel a license shall be communicated to the licensee within ten days from the date of such decision and may be appealed in court.

A licensee pays a fee for review of the application for issuance of the license in the amount of 300 Rubles, and a fee for the issuance of a telecommunications license (i) in the amount of 15,000 rubles (which is applicable, among other things, to licenses for telecommunication services involving use of radio frequencies spectrum) or 1,000 Rubles (depending on types of services to be provided under the license) multiplied by the number of constituent subdivisions of the Russian Federation where the services are supposed to be provided under the license, or (ii) shall be established by the terms of the tender (auction, bidding) if the license is issued on the basis of the results of a tender (auction, bidding). Licenses generally contain a number of other detailed conditions, including a date by which service must begin, requirements for adhering to technical standards and a schedule of the capacity of the network that must be attained and either the percentage of the territory for which the license is issued or cities within the territory for which the license is issued that must be covered by specified dates.

Radio Frequency Allocation

Before the New Law came into effect, after obtaining a license, wireless telecommunications operators had to apply for frequencies in order to operate a network. It is not yet clear how frequencies will be allocated under the New Law. Allocation and use of frequencies will be supervised by an inter-departmental collective body for radio frequencies under the auspices of either the Ministry of Transport and Communications, the Federal Communications Agency or the Federal Surveillance Service for Communications. Pursuant to the Communications Law, regulation of the use of the radio frequencies spectrum is carried out by the above-mentioned inter-departmental collective body for radio frequencies which shall have the power to regulate the radio frequencies spectrum. Pursuant to Order 163, one of the functions of the Federal Surveillance Service for Communications is to register radio frequencies allocations, radio electronic devices and high frequency devices. Pursuant to Order 176, the Federal Communications Agency will ensure, in accordance with the established procedure, allocation and proper use of radio frequencies. Based on preliminary oral information from a representative of the former Ministry of Communications, the Federal Communications Agency will be responsible for conducting tests necessary for adoption of decisions on allocation of radio frequencies (e.g., tests relating to electromagnetic compatibility), and the actual allocation of radio frequencies will be carried out by the Federal Surveillance Service for Communications.

Prior to enactment of new regulations, we pay for the use of radio frequencies spectrum on the basis of Government Decree No. 552, dated June 2, 1998, “On Payments for the Use of Radio-Frequency Spectrum,” and on the basis of Government Decree No. 895, dated August 6, 1998, “On Approval of Regulations on Payment for the Use of the Radio Frequency Spectrum in the Russian Federation,” which require all operators to pay an annual fee (set by the state radio frequencies service and approved by the former Anti-Monopoly Ministry) for the use of their frequency spectrums. In addition, the New Law provides that the users of radio frequency spectrum shall make a one-time payment and annual payments for the use of the spectrum to ensure control over the radio frequencies, conversion of the radio frequencies spectrum and financing for the transfer of the operating radio electronic devices to other radio frequency bands. Under the New Law, the Russian government is required to define the amounts of payments, the procedure for the transfer of such payments and the use of proceeds from such payments.

According to Government Decree No. 380, dated April 28, 2000, “On the Reorganization of the State System of Supervision over Communications and Information in the Russian Federation,” communications operators must also make monthly payments to fund the operations of Gossvyaznadzor, a Surveillance agency of the former Ministry of Communications. These fees were determined by the former Ministry of Communications and approved by the former Ministry of the Economy and the former Ministry of Anti-Monopoly Policy in the amount of 0.3% of the revenues generated by providing communications services. The New Law does not specify the exact amount of such payments or how they will be determined.

Equipment Certification

Telecommunications equipment used in Russia requires confirmation of compliance with certain technical requirements in the area of telecommunications and information technologies which falls within the competence of the Federal Communications Agency. The design, production, sale, use or import of encryption devices, which include some commonly-used digital wireless telephones, require a license and equipment certification from the Federal Security Service.

Numbering Capacity

Numbering capacity is considered a “scarce” resource and therefore is allocated by the Russian government. In the past, the former Ministry of Communications allocated numbering capacity. However, under the New Law, numbering capacity shall be issued on the basis of a governmental regulation specifying the procedure for allocation and use of numbering resources. Pursuant to Order No. 176 of the Russian Government dated April 9, 2004, the Federal Communications Agency shall ensure allocation and proper use of numbering resources in accordance with the established procedure, which presumably means that the numbering capacity will be allocated by the Federal Communications Agency. Under the New Law, an operator shall have to pay a fee for allocation of numbering capacity. The amount of such fee and procedure for its payment have not been established yet.

Pricing, Competition and Interconnections

The Communications Law generally provides that tariffs for telecommunications services may be negotiated between providers and users, although tariffs for some types of telecommunications services (e.g., provision of long distance telephone connections to fixed-line users, provision of local telephone connections to fixed-line users) may be regulated by the federal government. Wireless telecommunications operators are free to set their own tariffs.

However, the Communications Law prohibits using a dominant position to hinder, limit or distort competition and it requires federal regulatory agencies to promote competition among wireless service providers. Under the Communications Law, an operator that, together with its affiliated entities, has at least 25.0% of overall traffic in a certain geographic numeration zone or in the whole territory of the Russian Federation, is considered an operator occupying a significant position in the communication network of general use (“significant operator”). Significant operators are subject to greater regulation by the Russian government. At present, neither we nor our subsidiaries are included in the register of subjects of natural monopolies. Therefore, neither we nor our subsidiaries are subject to these regulations. However, if either we or our subsidiaries were considered to be “significant operators” under the New Law, then certain regulations would apply, such as limitations on increases in tariffs for interconnecting services and services for channeling of traffic.

Russian legislation also requires that operators of public switched telephone networks may not refuse to provide connections or discriminate against one operator over another. However, a regional fixed line operator may charge different interconnection rates to different wireless telecommunications operators, subject to certain limitations.

Furthermore, Russian legislation (in particular, the General Scheme for Creation and Development of the Federal Network of Mobile Radio-Telephone Communications of General Use in GSM Standard in Russia, approved by Decision No. 50 of the State Commission for Electric Communication, dated December 25, 2002) provides that international connections of calls to or from GSM networks must be completed through Rostelecom.

Compliance with Government Surveillance System

The Communications Law provides that telecommunications may be intercepted only pursuant to court order. Federal Law No. 144-FZ, dated August 12, 1995, “On Operational-Investigative Activities,” initiated a surveillance system, known as SORM, which is operated partly by the Federal Security Service, a government agency responsible for surveillance. In 1997, the former Ministry of Communications and the Federal Security Service reached an agreement on matters relating to the implementation of SORM in the telecommunications industry. SORM requires telecommunications providers to ensure that their networks are capable of allowing the government to monitor electronic traffic and requires telecommunications providers to finance the cost of additional equipment needed to make their systems compliant. Recent legislation extended access to electronic traffic to three other state agencies, including the tax authorities. Currently, we are in compliance with Russian law requirements related to SORM and, accordingly, certain government agencies are able to monitor electronic traffic on our network.

Regulation of the Internet

Currently, there is no comprehensive regulatory scheme directly applicable to Internet content. As a result, it is somewhat unclear what type of licenses may be required for the provision of Internet and Internet-related services. The Russian media has reported, however, that the Russian parliament has recently begun to consider the possibility to issue legislation regarding Internet content.

ITEM 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—A. Selected Financial Data” and our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed in the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors” and elsewhere in this Annual Report on Form 20-F.

Overview

We are a leading provider of wireless telecommunications services in Russia, operating under the “Bee Line GSM” brand name. Bee Line GSM is one of the most recognized brand names in Russia. Independent sources estimate that our nationwide market share of subscribers was 31.6% as of December 31, 2003, compared to 28.6% as of December 31, 2002. Based on independent estimates of the number of subscribers of our competitors in the Moscow license area, we estimate that our market share in the Moscow license area was 49.3% as of December 31, 2003, compared to 51.6% as of December 31, 2002. We believe increased marketing competition among existing telecommunications services providers resulted in the decrease of our market share in the Moscow license area in the year ended December 31, 2003. We estimate that our market share in the regions outside of the Moscow license area was 23.3% as of December 31, 2003, compared to 13.3% as of December 31, 2002.

Our GSM licenses permit us to operate wireless networks in areas populated by approximately 134.0 million people, or approximately 92.0% of the Russian population as of December 31, 2003. We hold GSM licenses for seven out of Russia’s eight large geographical areas, or super-regions, including the Moscow license area. Additionally, we hold GSM licenses for six smaller regions, all of which are located within the seven super-regions, including the Moscow license area.

Effective since year ended December 31, 2001, our company has two reportable segments—the Moscow license area and the regions outside of the Moscow license area. The Moscow license area includes the City of Moscow and the Moscow region. The regions outside of the Moscow license area include all other regions of the Russian Federation. Our management analyzes the reportable segments separately because of different economic environments and the different stages of development of markets of wireless telecommunications services in different regions, which require different investment and marketing strategies. The Moscow license area is a more developed market for our company’s services compared to the regions outside of the Moscow license area.

The Moscow market

During the year ended December 31, 2003, approximately 4.3 million new subscribers were added in the Moscow license area, representing an increase of approximately 60.0% in the number of subscribers in the Moscow license area. As of December 31, 2003, we estimate that there were approximately 11.5 million subscribers in the Moscow license area, where the penetration rate increased to 67.6% from 42.4% as of December 31, 2002. In 2004, industry analysts have projected that the number of subscribers in the Moscow license area may reach 15.1 million and the Moscow penetration rate may approach approximately 87.0%.

Our Moscow subscriber base increased from approximately 3.7 million as of December 31, 2002 to approximately 5.7 million as of December 31, 2003, an increase of 52.4%. In 2004, we intend to maintain our strong market position in the Moscow license area. While we expect our subscriber base to continue to grow, the Moscow license area market is beginning to mature, and, therefore, we expect higher competition and a reduction in the annual growth rates of new subscribers and revenue in the Moscow license area market.

The regional market

During the year ended December 31, 2003, approximately 13.9 million new subscribers were added in the regions outside of the Moscow license area, representing a nearly 129.0% increase in the number of subscribers in the regions. As of December 31, 2003, there were approximately 24.7 million subscribers in the regions outside of the Moscow license area, where the penetration rate increased to 19.3% from 8.4% as of December 31, 2002. In 2004, industry analysts have projected that the number of subscribers in the regions outside of the Moscow license area will rise from approximately 24.7 million as of December 31, 2003 to approximately 46.8 million as of December 31, 2004, with penetration rates expected to reach 35.9%. Given the current level of penetration, we believe that the mobile telecommunications market outside of the Moscow license area will continue to expand rapidly over the next several years, after which we expect growth to slow as the market becomes saturated.

Our regional growth has exceeded the overall growth trend. In 2003, we expanded our subscriber base outside of the Moscow license area from approximately 1.4 million subscribers as of December 31, 2002 to approximately 5.8 million subscribers as of December 31, 2003, an increase of 301.1%. We have expanded in the regions primarily through organic growth, augmented by a few selective acquisitions of existing operators primarily for the purpose of obtaining their subscribers. In the year ended December 31, 2003, we expanded our operations into the Northwest and Urals super-regions, bringing our license portfolio coverage to 92.0% of Russia’s population. In the future, we will endeavor to gain access to a GSM license in the Far East, the last remaining super-region in Russia for which we do not have a GSM license.

Certain Performance Indicators

In each of 2003, 2002 and 2001, we increased our revenues primarily by increasing our number of subscribers. We increased our number of subscribers primarily through organic growth, which was augmented during 2003, 2002 and 2001 by selected acquisitions. Approximately 3.5% and 1.4% of our consolidated total operating revenue in each of 2003 and 2002, respectively, was generated by subsidiaries acquired in each such year, with the remaining increase in total operating revenues generated through organic growth and greenfield roll-outs. In each of 2003 and 2002, we gained approximately 193,000 and 274,000 subscribers, respectively, as a result of our acquisitions of controlling interests in other wireless telecommunications companies (measured as of the date of acquisition).

We offer both contract and prepaid services to our subscribers. The following table indicates our subscriber figures, including the number of subscribers in the Moscow license area and the regions, as well as our prepaid subscribers as a percentage of our total subscriber base, for the periods indicated.

	Years Ended December 31,
	2003	2002	2001
Total number of subscribers:	11,436,900	5,153,100	2,111,500
Moscow	5,659,600	3,712,700	1,911,200
Regions	5,777,300	1,440,400	200,300
Percentage of prepaid subscribers	86.9%	79.0%	65.8%

We define our churn rate as the total number of subscribers disconnected from our network in a given period expressed as a percentage of the midpoint of the number of our subscribers at the beginning and end of that period. We consider a subscriber to have been disconnected if the subscriber is a contract subscriber who has not made a payment in the last two months or if the subscriber is a prepaid subscriber who has not had a charge on his or her phone in the preceding six months. Migration of subscribers from our D-AMPS network to our GSM network, as well as migration between tariff plans, was technically recorded as churn, thereby contributing to the increase in our churn rate recorded in each of the last three years, although we did not lose those subscribers. The following table shows our annual churn rates for the periods indicated:

	Years Ended December 31,
	2003	2002	2001
Total churn rate	39.3%	30.8%	23.0%
Moscow churn rate	46.6%	33.9%	23.7%
Regions churn rate	29.2%	14.5%	8.9%

The increase in our churn rate during 2003 was primarily the result of high subscriber growth and increased marketing competition. A large portion of our new subscribers is first time users of mobile telecommunications services and first time users migrate between tariff plans and operators more often than established users of mobile telecommunications services. We are developing marketing programs to increase subscriber loyalty among all of our subscriber segments to decrease our churn rate and we expect loyalty among first time users of our services to increase.

While our subscribers and revenues have grown during each of 2003, 2002 and 2001, our average monthly service revenues per subscriber, or ARPU, have been decreasing. ARPU is a non-U.S. GAAP financial measure calculated for each month in the relevant period by dividing our service revenue during that month, including roaming revenue, but excluding revenue from connection fees and sales of handsets and accessories, by the average number of our subscribers during the month. Service revenues and connection fees is the most directly comparable financial measure to ARPU that is calculated and presented in accordance with U.S. GAAP. See “—Additional Reconciliations of Non-U.S. GAAP Financial Measures (Unaudited)” for more information regarding our use of ARPU as a non-U.S. GAAP financial measure.

Minutes of use per subscriber, or MOU, in Moscow has decreased in the each of the past two years, whereas MOU in the regions has increased during 2003. MOU is calculated for each month in the relevant period by dividing the total number of billable minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.

The following table shows our monthly ARPU and MOU for the periods indicated:

	Years Ended December 31,
	2003		2002		2001
ARPU	US$	13.6	US$	18.3	US$	26.2
Moscow	US$	16.4	US$	19.4	US$	26.5
Regions	US$	10.8	US$	12.4	US$	21.9
MOU		89.8		92.3		105.3
Moscow		87.9		93.6		106.1
Regions		92.4		84.7		85.5

ARPU declined from US$18.3 during 2002 to US$13.6 during 2003. Service revenues and connection fees is the most directly comparable financial measure to ARPU that is calculated and presented in accordance with U.S. GAAP. The decline in ARPU during 2003, 2002 and 2001 was primarily attributable to our tariff reductions in response to increased competition and to an increase in the number of our mass market subscribers as a proportion of the total number of our subscribers. Tariff reductions decrease revenues from subscribers and thereby directly decrease ARPU. Tariff reductions indirectly decrease ARPU by attracting proportionately more mass market subscribers, who typically generate lower ARPU as compared to corporate and business subscribers. In the near term, we expect competition to continue to put pressure on tariff pricing. However, in the longer term we expect price competition to decrease as telecommunications operators will seek to stabilize margins and diminished price competition will, in turn, decrease the negative effect of tariff reductions on ARPU. As we increase the number of subscribers in the regions outside of Moscow, we expect an increasing proportion of our subscribers to be mass market subscribers. Over the next several years, we expect the decline in ARPU to continue as we expect our mass market subscriber base in the regions to grow faster than our other subscriber segments. However, in the longer term we expect the segments that constitute our subscriber mix to stabilize in proportion to one another at which time we expect growth among the different subscriber segments will be proportionate. If this happens, we expect that ARPU will stabilize as downward pressure on ARPU from growth in the mass market segment will be balanced by proportionate growth in our business and corporate subscriber segments, which typically results in a higher level of ARPU.

The decline in MOU in the Moscow license area during the periods indicated above was primarily attributable to an increase in the number of our mass market subscribers as a proportion of the total number of our subscribers, as mass market subscribers generate lower MOU than corporate and business subscribers. In the Moscow license area we expect MOU trends to stabilize. At the same time, the regions are experiencing a period of MOU growth due to increasing consumption of telecommunications services. Because the Moscow market is beginning to mature, with penetration rates approaching 68.0% as of December 31, 2003 according to our estimates, we expect MOU to stabilize in the Moscow license area before it begins to stabilize in the regions, where we estimate penetration rates as of December 31, 2003 to be approximately 19.3%.

Merger Announcements

On October 24, 2003, our shareholders approved the merger of VimpelCom-Region into VimpelCom. Under the terms of the merger, Telenor and Alfa Group will receive, respectively, 3,648,141 and 7,300,680 newly-issued common shares of VimpelCom in exchange for their shares of voting capital stock of VimpelCom-Region. Upon completion of the merger, Telenor will own approximately 26.6% and 29.9%, respectively, and Alfa Group will own approximately 32.9% and 24.5%, respectively, of VimpelCom’s total voting stock and common shares. On April 16, 2004, our shareholders approved amendments to our charter that will become effective upon registration with the appropriate authority. Once these charter amendments are registered and certain ancillary steps taken (including the issuance of shares to Telenor and Alfa Group, and exclusion of VimpelCom-Region from the state register of legal entities), the merger of VimpelCom-Region into VimpelCom will be complete. We plan to register the charter amendment either when the licenses, frequencies and other permissions held by VimpelCom-Region are reissued to VimpelCom or when we receive assurance from the appropriate regulatory authority that they will be reissued to VimpelCom following the merger of VimpelCom-Region into VimpelCom. The current legal and regulatory regime is unclear about the timing and procedure of such transfer or reissuance in the event of a merger and we cannot assure you that we will be able to complete the merger.

We initiated the VimpelCom-Region merger process to create a stronger platform for future expansion, simplify our company’s capital structure and give our company full exposure to the growth potential in the regions. As of December 31, 2003, our minority interest in VimpelCom-Region was approximately US$179.7 million and the goodwill portion of our intangible assets was approximately US$9.8 million. If the merger is completed, our minority interest and the expenses portion of our income statement will be reduced by the portion of our minority interest related to VimpelCom-Region, the goodwill amount reflected on our balance sheet will increase to the extent that the purchase price that we pay for VimpelCom-Region’s voting capital stock will be in excess of the book value of VimpelCom-Region and our additional paid-in capital will increase to the extent of the excess of the total value of the voting stock of VimpelCom-Region over the cost of the new shares that we issue to Alfa Group and Telenor in exchange for their shares in VimpelCom-Region. The goodwill, if any, that we will realize as a result of the merger will be subject to an annual impairment test.

On March 24, 2004, our board of directors recommended to our shareholders to approve the merger of our wholly-owned subsidiary, KB Impuls, into VimpelCom. We initiated the KB Impuls merger largely in response to public statements by the then-acting Minister of Communications that the reissuance of the license held by KB Impuls to our company would resolve the regulatory dispute between our company and Moscow Gossvyaznadzor. The merger of KB Impuls into VimpelCom is subject to various Russian regulatory approvals and the satisfaction of certain conditions precedent, including the transfer or reissuance of the telecommunications licenses, frequencies and other permissions held by KB Impuls to VimpelCom.

For a description of some of the risks associated with the proposed mergers of VimpelCom-Region and KB Impuls into VimpelCom, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to complete our mergers with VimpelCom-Region or KB Impuls or some or all of VimpelCom-Region’s and KB Impuls’s licenses, frequencies and other permissions are not transferred or reissued to us during the merger process, our business may be materially adversely affected.”

GSM License for the Moscow License Area

On January 9, 2004, KB Impuls officially received a notice from the Moscow Gossvyaznadzor which contained a provision that raised issues regarding the adequacy of the documentation of the agency relationship pursuant to which our company acts as KB Impuls’s agent with respect to concluding agreements with KB Impuls’s Moscow GSM subscribers. In the notice, Moscow Gossvyaznadzor used certain technical drafting issues in the subscriber agreements and the agency agreement as a basis for asserting first, that KB Impuls does not have any agreements with subscribers and, therefore, has violated Russian law, and second, that the our agency agreement with KB Impuls does not specifically provide that we shall sign subscriber agreements on behalf of KB Impuls, also in violation of Russian law. KB Impuls challenged the relevant provisions in the Moscow Gossvyaznadzor notice and the Moscow Arbitrazh Court ruled in its favor and invalidated the provisions. On April 28, 2004, we received the appeal of this ruling filed by Moscow Gossvyaznadzor on April 23, 2004. We cannot be certain of a favorable outcome to this dispute and we cannot make an estimate of the effect of the ultimate resolution of this matter on our consolidated financial statements or results of operations.

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

In the past, connection fees were a notable component of our service revenues. However, in response to competitive factors, we have reduced or eliminated most connection fees in the Moscow license area and the majority of the regions in which we operate. We expect that connection fees are not likely to be significant going forward. Service revenues and connection fees constituted approximately 94.8%, 94.7% and 90.7% of our net operating revenues for 2003, 2002 and 2001, respectively. We believe that service revenues will continue to increase in 2004 primarily as a result of the continued growth in our subscriber base. We also expect that our service revenues will continue to grow at a faster rate in the regions than in the Moscow license area.

During 2003, roaming revenues generated by our subscribers increased 37.7% to US$80.3 million compared to US$58.3 million during 2002, and our roaming revenues received from other wireless services operators for providing roaming services to their subscribers increased 42.2% to US$78.8 million compared to US$55.4 million during 2002. These increases were primarily due to improved and expanded network coverage and an increase in the number of our roaming partners. Our service revenues excluding roaming revenues grew at a faster rate than our roaming revenues. As a result, roaming revenues as a percentage of our net operating revenues decreased from 14.8% during 2002 to 11.9% during 2003. Over the next several years, we expect our roaming revenues from wireless users routing through the Moscow license area, which currently represents a substantial portion of our roaming revenues, to stabilize as a percentage of our net services revenues.

During 2003, we generated US$103.4 million of revenue or 7.7% of our consolidated operating revenues in the Moscow license area from value added services, or VAS. This represented a 92.2% increase over revenues of US$53.8 million during 2002. We currently provide traditional value added services such as voice mail, call forwarding, call waiting, conference calling, call blocking, caller-ID, automatic dialing and voice dialing. We also provide a variety of messaging value added services, such as outgoing SMS, EMS, MMS, e-mail, content delivery, games and other “infotainment” services. Our revenues from VAS in the regions were insignificant during 2002 and US$41.2 million or 3.1% of our consolidated net operating revenues in 2003. Over the next several years, we expect that revenues from VAS will increase as a percentage of our net operating revenues in both the Moscow license area and the regions.

Sales of handsets and accessories. We sell wireless handsets and accessories to our subscribers for use on our networks. Sales of handsets and accessories constituted approximately 4.9%, 6.5% and 10.2% of our net operating revenues during 2003, 2002 and 2001, respectively. Over the next several years, we expect absolute revenues from sales of handsets and accessories to remain stable in absolute terms but to continue to decrease as a percentage of our net operating revenues.

Expenses

We have two categories of expenses directly attributable to our revenues: service costs and the costs of handsets and accessories.

Service Costs

Service costs include interconnection and traffic costs, channel rental costs, telephone line rental costs, roaming expenses and charges for connection to special lines such as 911. An increasing number of our subscribers are using 10 digit federal telephone numbers, which creates a cost advantage for us. In 1998, we began offering our subscribers in the Moscow license area the option of receiving a 10 digit federal telephone number as an alternative to receiving a more expensive, local seven digit Moscow telephone number. Our costs for the use of seven-digit Moscow telephone numbers consist of a flat monthly line rental fee and a usage fee based on traffic. In contrast, for the use of federal telephone numbers, we currently pay a much lower usage fee based on traffic and we do not pay a monthly line rental fee, resulting in significantly lower service costs with respect to our subscribers using federal telephone numbers. Most of our subscribers in the regions use 10 digit federal telephone numbers. Our service margin percentage improved significantly to 84.7% during 2002, compared to 80.7% during 2001, primarily due to the higher proportion of our subscribers using federal telephone numbers. Our service margin percentage during

2003 was 84.9%, substantially unchanged over the service margin during 2002. Service margin represents aggregate service revenues and aggregate connection fees less service costs. Service margin percentage is service margin expressed as a percentage of service revenues and connection fees. We expect that competitive pressure and new technologies may reduce certain service costs over the next several years, most likely including transport, interconnection and other traffic costs, although there is a risk that charges for federal numbers may increase. For the risks associated with future allocation of federal telephone numbers, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may soon face a shortage of federal telephone numbers that are currently available to us and our access to additional federal telephone numbers is limited.”

Costs of Handsets and Accessories

Our costs of handsets and accessories sold represent the amount that we pay for this equipment. We purchase handsets and accessories from third party manufacturers for resale to our subscribers for use on our networks. Before 2001, we subsidized sales of handsets and accessories in order to encourage the use of our networks. Since 2001, we have recorded profits from the sales of handsets and accessories of US$10.9 million during 2003, US$8.2 million during 2002 and US$5.6 million during 2001. Subsidies or profits from the sale of handsets and accessories are calculated as the difference between the revenues generated from the sales and the costs of the handsets and accessories sold. Although we have not subsidized handsets and accessories since 2001 primarily because of the rapid expansion of the mobile telecommunications market during that period, we may have to subsidize handsets and accessories in the future if competition for subscribers increases.

Operating Expenses

In addition to service costs and the costs of handsets and accessories, our operating expenses include:

Selling, general and administrative expenses. Our selling, general and administrative expenses include:

•	dealers’ commissions;

•	salaries and outsourcing costs, including related social contributions required by Russian law;

•	marketing and advertising expenses;

•	other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees;

•	repair and maintenance expenses;

•	rent, including lease payments for base station sites; and

•	utilities.

Marketing and sales-related expenses comprise a large portion of our selling, general and administrative expenses and consist primarily of dealers’ commissions, salaries and outsourcing costs and advertising expenses. Acquisition cost per subscriber, or SAC, is a non-U.S. GAAP financial measure calculated as dealers’ commissions, advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers connected to our networks during the period. Selling, general and administrative expenses is the most directly comparable financial measure to SAC that is calculated and presented in accordance with U.S. GAAP. See “—Additional Reconciliations of Non-U.S. GAAP Financial Measures (Unaudited)” for more information regarding our use of SAC as a non-U.S. GAAP financial measure.

In 2003, our SAC fell to US$19.3 from US$25.7 during 2002 and US$37.6 during 2001, primarily due to a decrease in the average dealer commission per new subscriber and a decrease in the amount spent on advertising per new subscriber as the number of new subscribers grew faster than advertising expenses. SAC also decreased during 2003 because a growing percentage of our new subscribers were located in the regions, where SAC is lower than in the Moscow license area primarily as a result of the lower dealer commissions and advertising expenses per subscriber in the regions than in the Moscow license areas. During 2001 and 2002, we made certain improvements in our distribution network and increased the number of our sales offices and points of sale. In the first quarter of 2001, we acquired the “Mobile Center” dealer network, one of the largest retail dealer networks in Moscow, for approximately US$3.2 million. In 2003, Mobile Center added nine new offices and as of December 31, 2003, our Mobile Center dealer network consisted of 37 sales offices. In the near term, we expect our SAC to continue to decrease as we expect our subscriber base to grow in line with the expected penetration rate growth in the regions and to outpace growth in commission and advertising expenses. Selling, general and administrative expenses is the most directly comparable financial measure to SAC that is calculated and presented in accordance with U.S. GAAP.

Depreciation and amortization expense. We depreciate the capitalized costs of our tangible assets, which consist mainly of equipment and buildings owned by us. In addition, we have historically amortized our intangible assets, which consist primarily of telecommunications licenses and frequency allocations, purchases of telephone line capacity for local numbers in the Moscow license area and the regions and goodwill.

Effective January 1, 2002, goodwill is no longer being amortized and is subject to an annual impairment test. Intangible assets constituted 7.1% of our total assets and 16.3% of our shareholders’ equity as of December 31, 2003. In contrast to Moscow telephone numbers, we currently do not have to purchase telephone line capacity for federal telephone numbers, which is allocated by governmental bodies. In the future, we expect that an increasing portion of our subscriber base will continue to use federal numbers. For the risks associated with future allocation of federal telephone numbers, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We will soon face a shortage of federal telephone numbers that are currently available to us and our access to additional federal telephone numbers is limited.” Consequently, we do not expect to experience an increased amortization expense for telephone line capacity purchases despite the anticipated growth in our subscriber base. Our total capital investments for 2002 were approximately US$578.3 million, with $509.1 million of capital expenditures for the purchase of property and equipment and US$69.2 million for the acquisition of new entities (net of cash holdings of acquired companies). Our total capital investments for 2003 were approximately US$770.5 million, with US$728.0 million for the purchase of property and US$42.5 million for the acquisition of new entities (net of cash holdings of acquired companies). Our increased capital expenditures caused our total depreciation and amortization expenses to increase by 90.2% during 2003 compared to 2002 and by 58.9% during 2002 compared to 2001. Over the next several years, we expect to continue making significant capital expenditures as we expand our regional networks, which will increase our future depreciation and amortization expense.

In January 2004, we changed the estimated useful life of GSM telecommunications equipment from 9.5 years to seven years in the course of our continuing evaluation of the use of our technology and as a result of the Russian Government’s announcements in January 2004 of plans to initiate the process of awarding licenses for new mobile communications technologies. This change will decrease net income for the year ended December 31, 2004 by approximately US$40.0 million. See the section below entitled “—Current Accounting Policies—Intangible Assets.”

Provision for doubtful accounts. We include in our operating expenses an estimate of the amount of our accounts receivable that we believe will ultimately be uncollectible. We base the estimate on historical data and other relevant factors, such as the financial condition of the economy as a whole. Looking forward, over the next several years, we expect our provision for doubtful accounts to continue to remain low as a percentage of net operating revenues due to an anticipated increase in the number of prepaid subscribers. In addition, we are continually reviewing our collection practices to identify ways to manage risk and improve how we monitor and collect accounts receivable.

Interest expense. We incur interest expense on our vendor financing agreements, loans from banks, the loan from J.P. Morgan AG, capital leases and other borrowings. Our interest-bearing liabilities carry both fixed and floating interest rates. On our borrowings with a floating interest rate, the interest rate is linked either to LIBOR or to EURIBOR. During 2003, our interest expense amounted to US$68.2 million, or 5.1% of net operating revenues, a 46.4% increase compared to US$46.6 million, or 6.1% of net operating revenues during 2002. Our interest expense depends on a combination of prevailing interest rates and the amount of our outstanding interest-bearing liabilities. The increase in our interest expense during 2003 was primarily attributable to the interest expenses associated with the loan from J.P. Morgan AG and the Russian ruble-denominated bond issued by our subsidiary VimpelCom Finance in May 2003. During 2004 and 2005, based upon our current business plan we expect to raise up to US$600.0 million in interest-bearing liabilities and to repay approximately US$539.0 million.

Income tax expense. The Russian Federation was the only tax jurisdiction in which our income was subject to taxation. On August 6, 2001, a law was signed which introduced certain changes in Russian tax legislation reducing the statutory income tax rate from 35.0% to 24.0% effective January 1, 2002. Income tax expense includes both current and deferred tax expense. In 2003, we incurred US$108.6 million of income tax expense, a 117.6% increase compared to US$49.9 million during 2002. This increase was primarily due to the increase in our taxable income. Our effective income tax rate of 29.4% differed from the statutory income tax rate of 24.0% due to the permanent differences between Russian tax accounting and U.S. GAAP accounting, in particular with respect to recognition of foreign currency exchange gains or losses and non-deductible expenses. Russia’s federal and local tax laws and regulations are subject to frequent change, varying interpretations and inconsistent enforcement.

Results of Operations

The table below shows, for the periods indicated, the following statement of operations data expressed as a percentage of net operating revenues

	Years Ended December 31,
	2003	2002	2001
Consolidated statements of income
Operating revenues:
Service revenues and connection fees	94.8%	94.7%	90.7%
Sales of handsets and accessories	4.9	6.5	10.2
Other revenues	0.3	0.2	0.3

Total operating revenues	100.0	101.4	101.2
Less revenue-based taxes	—	(1.4)	(1.2)

Net operating revenues	100.0%	100.0%	100.0%
Operating expenses:
Service costs	14.3	14.5	17.5
Cost of handsets and accessories sold	4.0	5.4	8.9
Selling, general and administrative expenses	35.0	35.4	35.3
Depreciation	11.3	11.1	11.5
Amortization	2.6	1.5	3.0
Provision for doubtful accounts	0.8	2.8	3.2

Total operating expenses	68.0	70.7	79.4

Operating income	32.0%	29.3%	20.6%
Other income and expenses:
Interest income	0.6	0.9	1.4
Other income	0.3	0.2	—
Interest expense	(5.1)	(6.1)	(6.4)
Other expenses	—	—	—
Net foreign exchange loss	(0.1)	(1.2)	—

Total other income and expenses	(4.3)	(6.2)	(5.0)

Income before income taxes, minority interest and cumulative effect of change in accounting principle	27.7%	23.1%	15.6%
Income tax expense	8.2	6.4	4.4
Minority interest in net earnings (losses) of subsidiaries, before cumulative effect of change in accounting principle	2.0	(0.2)	—

Income before cumulative effect of change in accounting principle	17.5	16.9	11.2

Cumulative effect of change in accounting principle	—	—	—

Minority interest in cumulative effect of change in accounting principle	—	—	—

Net income	17.5%	16.9%	11.2%

The regions outside of the Moscow license area have been identified as a reportable segment starting with the year ended December 31, 2001 in accordance with the quantitative thresholds established in U.S. Statement of Financial Accounting Standard, or SFAS, No. 131, “Disclosures About Segments of an Enterprise and Related Information.” For more information on our reportable segments, please see Note 25 to the consolidated financial statements included in this Annual Report on Form 20-F.

The tables below provide selected information about the results of our two reportable segments for the year ended December 31, 2003 compared to the year ended December 31, 2002 and the year ended December 31, 2002 compared to the year ended December 31, 2001.

	Moscow License Area
	2003	2002	% change	2002	2001	% change
	(In millions of U.S. dollars, except % change)
Total operating revenues excluding intragroup transactions	918.7	698.7	31.5	698.7	416.9	67.6
Depreciation and amortization	120.5	86.4	39.5	86.4	59.3	45.7
Operating income	325.8	238.5	36.6	238.5	94.4	152.6
Income before income taxes and minority interest	286.2	199.8	43.2	199.8	73.3	172.6
Income tax expense	89.0	49.1	81.3	49.1	18.6	164.0
Net income	197.2	150.6	30.9	150.6	55.0	173.8

	Regions Outside of the Moscow License Area
	2003	2002	% change	2002	2001	% change
	(In millions of U.S. dollars, except % change)
Total operating revenues excluding intragroup transactions	416.8	81.0	414.6	81.0	11.0	636.4
Depreciation and amortization	64.8	11.3	473.5	11.3	2.1	438.1
Operating income (loss)	103.2	(12.9)	(900.0)	(12.9)	(6.7)	92.5
Income / (loss) before income taxes and minority interest	84.7	(22.0)	(485.0)	(22.0)	(7.1)	209.9
Income tax expense / (benefit)	19.7	0.8	2362.5	0.8	(0.1)	(900.0)
Net income (loss)	62.4	(23.2)	(369.0)	(23.2)	(7.0)	231.4

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Operating Revenues

Our total operating revenues, net of revenue-based taxes, increased by 73.8% to US$1,335.6 million during 2003 from US$768.5 million during 2002. Net operating revenues from our Moscow license area operations increased by 31.5% to US$918.7 million during 2003 from US$698.7 million during 2002. Net operating revenues from our operations in the regions increased by 414.6% to US$416.8 million during 2003 from US$81.0 million during 2002. Revenues from our Moscow license area operations constituted 68.8% of our net operating revenues during 2003 compared to 90.9% during 2002. Revenue growth in 2003 was primarily due to the overall increase in the number of our subscribers in the regions, 301.1% during this period, an increase in our revenues from VAS and an increase in our roaming revenues. The increase in our roaming revenues was primarily due to the improved and expanded roaming coverage and a greater number of roaming partners, and the increase from VAS was primarily due to increased consumption of our VAS services during 2003 as compared to 2002. In the future, we expect more rapid subscriber growth in the regions than in the Moscow license area, where the telecommunications services market is approaching saturation, and, therefore, we expect revenues from our operations in the regions to continue to increase as a proportion of our net operating revenues.

Service revenues and connection fees increased by 74.0% to US$1,266.7 million during 2003 from US$727.9 million during 2002. Revenues from sales of handsets and accessories during 2003 increased 30.3% to US$65.0 million during 2003 from US$49.9 million during 2002, primarily due to the increase in the number of our subscribers. As a percentage of net operating revenues, revenues from sales of handsets and accessories decreased to 4.9% during 2003 from 6.5% during 2002, as our service revenues increased at a faster rate than our revenues from sales of handsets and accessories.

Operating Expenses

Service costs. Our service costs increased approximately 71.8% to US$191.4 million during 2003 from US$111.4 million during 2002. Our service costs grew at a slower rate than net operating revenues, which led to an improvement in our gross margin percentage from 80.1% during 2002 to 81.6% during 2003. Gross margin is defined as net operating revenues less selected operating costs (specifically, service costs, costs of handsets and accessories sold and costs of other revenues). Gross margin percentage is defined as gross margin expressed as a percentage of net operating revenues.

Our service costs remained stable relative to the growth in operating revenues primarily due to our continued ability to enter into favorable interconnect agreements with telephone line providers and to the increased use of lower cost federal telephone numbers by our subscribers in the Moscow license area and the regions. We pay no monthly rental fee and incur much lower interconnection costs for federal telephone numbers as compared to local telephone numbers. As a percentage of net operating revenues, our service costs decreased to 14.3% during 2003 from 14.5% during 2002.

Cost of handsets and accessories sold. Our cost of handsets and accessories sold increased by 29.2% to US$54.0 million during 2003 from US$41.8 million during 2002. This increase was primarily due to the increased volume of sales of handsets and SIM cards. Although our total cost of handsets and accessories sold increased, because of the faster rate of growth in net operating revenues, which grew at a rate of 73.8%, our cost of handsets and accessories sold as a percentage of net operating revenues declined to 4.0% during 2003 compared to 5.4% during 2002.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased 71.9% to US$467.7 million during 2003 from US$272.0 million during 2002. The increase in selling, general and administrative expenses resulted from increased aggregate subscriber acquisition costs and general and administrative expenses related to our regional expansion, including the integration of an acquisition during 2003, which was partially offset by decreases in average dealer commission per subscriber and our advertising expense per subscriber. At the same time, our SAC decreased from US$25.7 during 2002 to US$19.3 during 2003, primarily due to a decrease in the amount spent on advertising per new subscriber and because a growing percentage of our new subscribers were located in the regions, where SAC is lower than in the Moscow license area. See “—Non-U.S. GAAP Financial Measures” for more information regarding our use of SAC as a non-U.S. GAAP financial measure. The decrease in the amounts spent on advertising per subscriber is due primarily to economies of scale. In this respect, we derive significant benefits from our brand name, which is one of the most recognized brand names in Russia. As a percentage of net operating revenues, our selling, general and administrative expenses remained substantially the same during 2003 and 2002 at 35.0% and 35.4%, respectively.

Depreciation and amortization expense. Our depreciation and amortization expense during 2003 was US$185.3 million, a 90.2% increase compared to the US$97.4 million reported during 2002. In 2003, the depreciation and amortization expense for our Moscow license area operations increased by 39.5% to US$120.5 million, compared to US$86.4 million during 2002, while depreciation and amortization expense for our regional operations increased by 473.5% to US$64.8 million compared to US$11.3 million during 2002. The total increase in depreciation and amortization expense was due to the accelerated capital expenditures in the regions and continued investment in the Moscow license area.

Provision for doubtful accounts. Our provision for doubtful accounts decreased by 56.6% to US$9.2 million during 2003 from US$21.2 million during 2002. As a percentage of net operating revenues, provision for doubtful accounts decreased from 2.8% during 2002 to 0.8% during 2003. The decrease was primarily due to an increase in the number of prepaid subscribers, improved risk management practices and improved cash collection procedures.

Operating Income/Loss

Primarily as a result of the foregoing, our operating income was US$427.9 million during 2003, compared to US$224.8 million during 2002. In 2003, our Moscow license area operating income grew by 36.6% to

US$325.8 million compared to US$238.5 million during 2002, which was primarily attributable to the growth of our Moscow license area subscriber base and management’s efforts to decrease costs. Our operating income from regional operations increased by 900.0% to US$103.2 million compared to our operating loss of US$12.9 million during 2002. In previous years, operating losses were primarily attributable to expenses connected with the greenfield development of our regional networks and the low number of subscribers during the initial stage of development of our business in the regions. The primarily greenfield development of our regional networks requires us to have significant infrastructure in place prior to offering services to, and thus receiving revenue from, our regional subscribers. This accelerated development of our infrastructure in the regions during 2001 and 2002 resulted in a significant increase in our capital expenditures and, consequently, depreciation and amortization expenses, as well as our selling, general and administrative expenses. In 2003, when full commercial usage of our telecommunications networks in the regions began, the number of subscribers grew substantially, which resulted in a sharp increase in our operational revenues during 2003. Over the next several years, we currently anticipate that our revenues in the regions will continue to grow.

Other Income and Expenses

Interest expense. Our interest expense increased 46.4% to US$68.2 million during 2003, compared to US$46.6 million during 2002. The increase in our interest expense during 2003 was primarily attributable to the interest expenses associated with the loan from J.P. Morgan AG (funded by the issuance of loan participation notes by J.P. Morgan AG) and the Russian ruble-denominated bond issued by our subsidiary VimpelCom Finance in May 2003.

Foreign currency exchange loss. We recorded a US$1.3 million foreign currency exchange loss during 2003 as compared to a foreign currency exchange loss of US$9.4 million during 2002. The devaluation of the U.S. dollar against the Euro during 2002 and 2003 resulted in a significant foreign exchange loss during 2002 from a corresponding revaluation of our Euro-denominated liabilities to our suppliers of telecommunications equipment. In order to reduce our Euro-U.S. dollar currency exposure, in August 2002 we entered into a series of currency forward agreements to acquire approximately €89.9 million at a fixed Euro to U.S. dollar exchange rate. During 2003 we continued to enter into currency forward agreements. As of December 31, 2003, substantially all of our Euro-denominated liabilities that were not covered by these forward agreements were covered by our cash holdings, denominated in Euros, in the approximate amount of €22.0 million. Our foreign exchange loss during 2003 was primarily due to the difference between rates on translation of forward agreements (forward rate) and liabilities (spot rate).

Income tax expense. During 2003, we recorded a US$108.6 million income tax expense compared to an income tax expense of US$49.9 million recorded during 2002. This income tax expense consisted of current and deferred taxes. Deferred taxes arose due to differences between the basis of computing income under Russian tax principles and U.S. GAAP. In 2003, our income tax expense grew as a result of the increase in our taxable income. Our effective income tax rate of 29.4% during 2003 was approximately the same as our effective income tax rate of 28.1% in 2002.

Net income and net income per share. In 2003, our net income was US$234.0 million, or US$6.12 per common share (US$4.59 per ADS), compared to a net income of US$129.6 million, or US$3.41 per common share (US$2.56 per ADS) during 2002. In 2003, we reported diluted net income of US$5.22 per common share (US$3.92 per ADS), compared to diluted net income of US$2.91 per common share (US$2.18 per ADS) during 2002. In 2003, before eliminating intersegment transactions, net income for our Moscow license area operations was US$197.2 million, compared to US$150.6 million during 2002. Net income before minority interest in the regions during 2003 amounted to US$62.4 million before eliminating intersegment transactions, compared to US$23.2 million loss before minority interest during 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Operating Revenues

Our total operating revenues, net of revenue-based taxes, increased by 81.9% to US$768.5 million during 2002 from US$422.6 million during 2001. Our total operating revenues increased by 82.2% to US$779.6 million during 2002 from US$427.9 million during 2001. Total operating revenues from our Moscow license area operations increased by 67.6% to US$698.7 million during 2002 from US$416.9 million during 2001. Total operating revenues from our operations in the regions increased by 636.4% to US$81.0 million during 2002 from US$11.0 million during 2001. Revenues from our Moscow license area operations constituted 89.6% of our total operating revenues during 2002 compared to 97.4% during 2001. Revenue growth was primarily due to the overall increase in the number of our subscribers, an increase in our revenues from value added services and an increase in our roaming revenues. Our increase in roaming revenues was primarily due to the improved and expanded roaming coverage and a greater number of roaming partners.

Service revenues and connection fees increased by 89.9% to US$727.9 million during 2002 from US$383.3 million during 2001. Revenues from sales of handsets and accessories during 2002 increased 15.5% to US$49.9 million during 2002 from US$43.2 million during 2001, primarily due to the increase in the number of our subscribers. As a percentage of net operating revenues, revenues from sales of handsets and accessories decreased to 6.5% during 2002 from 10.2% during 2001, as our service revenues increased at afaster rate than our revenues from sales of handsets and accessories.

Operating Expenses

Service costs. Our service costs increased approximately 50.3% to US$111.4 million during 2002 from US$74.1 million during 2001. Our service costs grew at a slower rate than net operating revenues, which led to an improvement in our gross margin percentage from 73.6% during 2001 to 80.1% during 2002. Gross margin is defined as net operating revenues less selected operating costs (specifically, service costs, costs of handsets and accessories sold and costs of other revenues). Gross margin percentage is defined as gross margin expressed as a percentage of net operating revenues.

The slower growth in service costs relative to net operating revenues was primarily due to improved interconnect agreements with telephone line providers and in part to the increased use of federal numbers by our subscribers in the Moscow license area and the regions. We pay no monthly rental fee and incur much lower interconnection costs for federal telephone numbers as compared to local telephone numbers. As a percentage of net operating revenues, our service costs decreased to 14.5% during 2002 from 17.5% during 2001.

Cost of handsets and accessories sold. Our cost of handsets and accessories sold increased by 11.2% to US$41.8 million during 2002 from US$37.6 million during 2001. This increase was primarily due to the increased volume of sales of handsets and SIM cards.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased 82.4% to US$272.0 million during 2002 from US$149.1 million during 2001. The increase in selling, general and administrative expenses resulted from increased aggregate subscriber acquisition costs and general and administrative expenses related to our regional expansion, including the integration of companies acquired during 2002, which was partially offset by decreases in dealer commissions and our advertising expenses per subscriber. At the same time, our SAC decreased from US$37.6 during 2001 to US$25.7 during 2002, primarily due to a decrease in average dealer commission per new subscriber in the first half of 2002, a decrease in the amount spent on advertising per new subscriber and because a growing percentage of our new subscribers were located in the regions, where SAC is lower than in the Moscow license area. See “—Non-U.S. GAAP Financial Measures” for more information regarding our use of SAC as a non-U.S. GAAP financial measure. As a percentage of net operating revenues, our selling, general and administrative expenses were 35.4% during 2002, substantially unchanged from 35.3% during 2001. As a percentage of our selling, general and administrative expenses, aggregate subscriber acquisition costs decreased to 36.8% during 2002 from 38.8% during 2001.

Depreciation and amortization expense. Depreciation and amortization expense during 2002 was US$97.4 million, a 58.9% increase compared to the US$61.3 million reported during 2001. In 2002, depreciation and amortization expense for our Moscow license area operations increased by 45.7% to US$86.4 million, compared to US$59.3 million during 2001, while depreciation and amortization expense for our regional operations increased by 438.1% to US$11.3 million, compared to US$2.1 million during 2001. The total increase in depreciation and amortization expense was due to the accelerated capital expenditures in the regions and continued investment in the Moscow license area.

Provision for doubtful accounts. Our provision for doubtful accounts increased 58.2% to US$21.2 million during 2002 from US$13.4 million during 2001. This increase was primarily a result of our revenue growth. As a percentage of net operating revenues, provision for doubtful accounts decreased from 3.2% during 2001 to 2.8% during 2002. The decrease was primarily due to an increase in the number of prepaid subscribers, improved risk management practices and improved cash collection procedures.

Operating Income/Loss

Primarily as a result of the foregoing, our operating income was US$224.8 million during 2002, compared to US$87.2 million during 2001. In 2002, our Moscow license area operating income grew by 152.6% to US$238.5 million compared to US$94.4 million during 2001, which was primarily attributable to the growth of our Moscow subscriber base and our cost management efforts. Our operating loss from regional operations increased by 92.5% to US$12.9 million compared to our operating loss of US$6.7 million during 2001, which was primarily attributable to expenses connected with the greenfield development of our regional networks and the low number of subscribers during the initial stage of development of our business in the regions. The primarily greenfield development of our regional networks requires us to have significant infrastructure in place prior to offering services to, and thus receiving revenue from, our regional subscribers. This accelerated development of our infrastructure in the regions during 2002 has resulted in a significant increase in our capital expenditures and, consequently, depreciation and amortization expenses, as well as our selling, general and administrative expenses. Over the next several years, we anticipate that our revenues in the regions will grow relative to our regional operating expenses as we continue to roll-out operations and grow our subscriber base.

Other Income and Expenses

Interest expense. Our interest expense increased 73.2% to US$46.6 million during 2002, compared to US$26.9 million during 2001. This increase was due to an increase in our interest bearing debt, primarily the 2002 loan from J.P. Morgan AG (funded by the issuance of loan participation notes by J.P. Morgan AG), certain vendor financing and bank credit lines from US$277.7 million at the end of 2001 to US$650.6 million at the end of 2002.

Foreign currency exchange loss and gain on Russian securities. We recorded a US$9.4 million foreign currency exchange loss during 2002 as compared to a foreign currency exchange loss of US$0.1 million during 2001. The devaluation of the U.S. dollar against the Euro during 2002 resulted in a foreign exchange loss from a corresponding revaluation of our Euro-denominated liabilities to our suppliers of telecommunications equipment. In order to reduce our Euro-U.S. dollar currency exposure, in August 2002 we entered into a series of currency forward agreements to acquire approximately €89.9 million at a fixed Euro to U.S. dollar exchange rate. As of December 31, 2002, substantially all of our Euro-denominated liabilities that were not covered by these forward agreements were covered by our cash holdings, denominated in Euros, in the approximate amount of €39.1 million. We recorded a US$0.04 million gain during 2002 from the sale of Russian securities as compared to a US$0.42 million gain during 2001.

Income tax expense. In 2002, we recorded a US$49.9 million income tax expense compared to an income tax expense of US$18.5 million recorded during 2001. This income tax expense consisted of current and deferred taxes. Deferred taxes arose due to differences between the basis of computing income under Russian tax principles and U.S. GAAP. In 2002, our income tax expense grew as our taxable income increased.

Net income and net income per share. In 2002, our net income was approximately US$129.6 million, or US$3.41 per common share (US$2.56 per ADS), compared to a net income of approximately US$47.3 million, or US$1.41 per common share (US$1.06 per ADS) during 2001. In 2002, we reported diluted net income of US$2.91 per common share (US$2.18 per ADS), compared to diluted net income of US$1.18 per common share (US$0.89 per ADS) during 2001. In 2002, before eliminating intersegment transactions, net income for our Moscow license area operations was US$150.6 million, compared to US$55.0 million during 2001. Net loss before minority interest in the regions for 2002 amounted to US$23.2 million before eliminating intersegment transactions, compared to US$7.0 million during 2001.

Liquidity and Capital Resources

Consolidated Cash Flow Summary

	Years Ended December 31,
	2003		2002		2001
Net cash flow provided by operating activities	US$	511.9	US$	221.7	US$	101.1
Net cash flow (used in) provided by financing activities		(36.1)		294.5		53.9
Net cash flow used in investing activities		(594.0)		(401.9)		(161.7)
Effect of exchange rate changes on cash and cash equivalents		12.2		5.2		(1.3)
Net cash flow		(106.0)		119.5		(8.0)

During 2003, 2002 and 2001 we generated positive cash flows from our operating activities and negative cash flows from investing activities. Cash flow from financing activities was negative during 2003 and positive during 2002 and 2001. The negative cash flow from financing activities during 2003 was a result of our repayment of the current portion of our interest-bearing liabilities, including equipment financing obligations to Alcatel and Ericsson in the amount of US$244.2 million. In the foreseeable future, our further expansion will require significant investment activity, including the acquisition of network equipment and possibly the acquisition of other companies. Additionally, approximately US$214.7 million of our contractual obligations will mature prior to December 31, 2004 and US$327.6 million prior to December 31, 2005. We expect our near term investment activity and contractual obligations payments to generate cash outflows, and we expect to meet these needs from internal and external sources. As our subscriber base grows, we expect positive cash flows from operations to continue to provide us with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of our operations, contractual restrictions, availability of Export Credit Agency, or ECA, guarantees, the financial position of Russian banks, the willingness of international banks to lend to Russian companies and the liquidity of international and Russian capital markets. Historically, a large portion of our external financing needs was satisfied by vendor financing and financing through the international capital markets. However, in light of current market conditions, we currently intend to reduce our use of vendor financing and increasingly look to international and Russian capital markets and ECA backed credits for our financing needs. Under our current business plan, we plan to raise up to US$600.0 million in additional debt financing in the Russian and/or international capital markets and/or in bank financing to meet our projected capital requirements through 2005.

As of December 31, 2003, our cash and cash equivalents balance was US$157.6 million (primarily held in U.S. dollars, Russian rubles and Euros) compared to US$263.7 million as of December 31, 2002. As of December 31, 2003 we had negative working capital of US$167.4 million, compared to positive working capital of US$69.6 million as of December 31, 2002. Working capital is defined as current assets less current liabilities. Deposits and advances from customers are primarily redeemed by provision of telecommunications services and may be claimed by subscribers in limited circumstances. Historically customer deposits and advances have been claimed at a very low rate, and, therefore, we are capable of using customer deposits and advances as a permanent financing source. As of December 31, 2003, customer deposits and advances amounted to US$181.5 million compared to US$106.7 million as of December 31, 2002. The growth in customer deposits and advances during 2003 was the result of the increase in the volume of our operations. We expect customer deposits and advances to continue to grow in line with the growth of our operations.

The decrease in our working capital during 2003 was primarily due to a decrease in our cash and cash equivalents and other current assets, augmented by an increase in the current portion of interest-bearing liabilities, accounts payable, accrued liabilities and customer deposits and advances. The increase in our working capital during 2002 from US$52.1 million as of December 31, 2001 was primarily due to the increase in our cash and cash equivalents and other current assets, offset by an increase in the current portion of interest-bearing liabilities, accounts payable, accrued liabilities and customer deposits and advances. We believe that our working capital is sufficient to meet our present requirements.

Operating activities

During 2003, net cash provided by operating activities was US$511.9 million, a 130.9% improvement from US$221.7 million of net cash provided by operating activities during 2002. During 2002, net cash provided by operating activities was US$221.7 million, a significant improvement from net cash provided by operating activities during 2001 of US$101.1 million. The improvement in net cash from operating activities during 2003 and 2002 was primarily due to the increased profitability of our operations and the increase in the volume of operations, which, in turn, was primarily the result of an increase in the number of subscribers during 2003 compared to 2002. In 2003, there were no significant changes in the terms of payments to our suppliers and our policies in respect of customer advances and accounts as compared to 2002.

Financing activities

The following table provides a summary of the outstanding material indebtedness of our company and our significant subsidiaries as of December 31, 2003. Upon the consummation of the mergers of VimpelCom-Region and KB Impuls into VimpelCom, VimpelCom shall become the obligor under the indebtedness of VimpelCom-Region and KB Impuls, respectively. For additional information on this debt, please refer to the discussion below, as well as to the notes to our consolidated financial statements contained elsewhere in this Annual Report on Form 20-F. For a description of some of the risks associated with certain of this indebtedness, please refer to the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors.”

Borrower	Type of debt	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
VimpelCom	Loan from J.P. Morgan AG (funded by the issuance of loan participation notes by J.P. Morgan AG)	10.45%	US$250.0	April 26, 2005	None	None

VimpelCom Finance	Ruble denominated bonds	8.80% (subject to adjustment by VimpelCom Finance no later than May 7, 2004)	US$101.9 (3,000.0 Russian rubles)	May 16, 2006 with put option on May 18, 2004	VimpelCom- Region	None

KB Impuls	Equipment financing obligations to Alcatel	Six-month EURIBOR plus 3.5% and six-month EURIBOR plus 2.9%	US$82.7 (€66.2)	Various dates through 2006	VimpelCom	Network equipment

Borrower	Type of debt	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security

VimpelCom-Region	Loan from Sberbank	11.5%	US$70.0	August 27, 2007	VimpelCom (US$50.0)	Equipment and promissory notes issued by VimpelCom-Region

VimpelCom	Loan from Nordea Bank Sweden AB (publ) and Bayerische Hypo- und Vereinsbank AG	Annual LIBOR plus 0.7%	US$24.9	August 28, 2006	EKN (Swedish Export Credits Guarantee Board)	Network equipment

VimpelCom-Region	Promissory Notes issued to Technoserv	10.0% and 8.0%	US$18.9 (€2.6 and US$15.6)	Various dates through 2006	None	None

VimpelCom	Loan from Sberbank	9.5%	US$16.7	April 28, 2004	None	Common stock of certain subsidiaries, equipment, and buildings

VimpelCom	Leasing agreement with Investelektrosvyaz (Corbina-Telecom)	N/A	US$14.9	March 2007	None	Title to network equipment retained by lessor

VimpelCom-Region	Equipment financing obligations to Alcatel	Six-month EURIBOR plus 2.9%,	US$11.6 (€9.3)	Various dates through December 27, 2005	VimpelCom	Network equipment

VimpelCom subsidiaries	Bank loans, equipment financing obligations and capital lease	Various rates	US$8.3	Various	None	Various

VimpelCom	Promissory Notes issued to General DataCom	Six-month LIBOR plus 2.0%	US$4.4	Various dates through 2006	None	None

VimpelCom	Promissory Notes issued to Technoserv	10.0%	US$2.7 (€0.5 and US$2.1)	Various dates through 2005	None	None

2001. In 2001, we completed a transaction with Alfa Group to fund our regional expansion. Specifically, on November 5, 2001, Alfa Group completed the purchase of 5,150,000 newly-issued shares of our common stock for US$103.0 million. Pursuant to the terms of the transaction agreements, which were signed on May 30, 2001, we contributed this US$103.0 million (together with an additional US$15.6 million of our own funds, at the exchange rate as of the date of contribution) as equity to VimpelCom-Region, representing the first of three tranches of equity investments in which VimpelCom-Region raised US$337.0 million. In addition to a purchase of shares from another shareholder, in order to maintain its percentage ownership interest in our company, Telenor purchased 3,744 shares of our common stock that we were holding as treasury shares for a purchase price of approximately US$74,880. Alfa Group recently reported that it owned 25.0% plus two shares of our voting capital stock and Telenor recently reported that it owned 25.0% plus 13 shares of our voting capital stock.

2002. In 2002, we entered into three key financing transactions to finance our scheduled capital expenditures, including capital expenditures in the regions.

In April 2002, J.P. Morgan AG completed an offering of 10.45% loan participation notes due 2005 for the sole purpose of funding a US$250.0 million loan to our company. The loan participation notes are listed on the Luxembourg Stock Exchange and are without recourse to J.P. Morgan AG. The loan and the Loan Participation Notes will mature in April 2005. Interest on the loan and the loan participation notes is payable semi-annually at a rate of 10.45% per annum. The loan agreement contains certain covenants that, among other things and subject to certain exceptions, limit our ability to incur liens and restrict our ability to make certain payments, including dividends, payments for certain shares of stock, payments of subordinated indebtedness of our company and certain investments. In addition, these covenants limit our ability to enter into transactions with affiliates and to effect a merger of our company with other entities.

In November 2002, we completed the second tranche of equity investments in VimpelCom-Region when Alfa Group, Telenor and our company each purchased 1,462 newly-issued shares of common stock for consideration of US$58.5 million each. In addition, the preferred stock beneficially owned by Alfa Group was redistributed among Alfa Group, our company and Telenor so that each party owns the same percentage of the voting capital stock of VimpelCom-Region that each would have owned had the preferred stock not been issued to Alfa Group. Following the completion of the second tranche of equity investments in VimpelCom-Region and the redistribution of the preferred stock, we owned approximately 65.0% of the outstanding voting capital stock of VimpelCom-Region, while Alfa Group and Telenor each owned approximately 17.5% of the outstanding voting capital stock of VimpelCom-Region. The capital contributions of Alfa Group and Telenor each exceeded their respective share of net assets of VimpelCom-Region by US$23.1 million. This gain on the sale of newly-issued shares of common stock of VimpelCom-Region was included in our consolidated additional paid-in capital. In addition, the capital contributions of Alfa Group and Telenor resulted in an increased minority interest in net losses of VimpelCom-Region for 2002.

In December 2002, Sberbank provided VimpelCom-Region with a five-year U.S. dollar-denominated secured credit line of US$70.0 million. In 2002, VimpelCom-Region drew down US$39.4 million of the credit line and, as of March 27, 2003, VimpelCom-Region had drawn down the full amount of the credit line. In August 2003 Sberbank decreased the initial interest rate on this loan from 13.0% per annum to 11.5% per annum. In April 2004 Sberbank decreased the interest rate on this loan from 11.5% per annum to 8.5% per annum, which may change again upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. The credit line will be repaid on a quarterly basis commencing in November 2004. The last repayment is scheduled for August 2007. The credit line is currently secured by:

•	a guarantee from our company for US$50.0 million;

•	a pledge of a portion of VimpelCom-Region’s GSM network equipment; and

•	a pledge of certain promissory notes issued by VimpelCom-Region.

VimpelCom-Region’s credit line with Sberbank contains certain restrictive covenants that, among other things, limit bank borrowings by VimpelCom-Region and certain of its subsidiaries and requires that 60.0% of VimpelCom-Region’s aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. This 60.0% figure will be reduced pro rata as we repay the loan.

2003. On May 20, 2003, we issued Russian ruble-denominated bonds through Limited Liability Company VimpelCom Finance, or VimpelCom Finance, a consolidated Russian subsidiary of our company, in an aggregate principal amount of 3 billion Russian rubles, or approximately US$101.9 million at the Central Bank of Russia exchange rate on December 31, 2003. The bonds are guaranteed by VimpelCom-Region and are scheduled for repayment on May 16, 2006. Interest on the bonds is payable semi-annually. Bondholders have a put option exercisable between May 9 and May 18, 2004 at 100.0% of the nominal value of the bonds. The annual interest rate for the first two interest payments is 8.8%. The interest rate for subsequent interest payments will be 9.9%. The proceeds of the Russian ruble-denominated bond offering were used for financing and refinancing the business operations of VimpelCom-Region and its consolidated subsidiaries.

On August 28, 2003, in anticipation of the announced merger between VimpelCom and VimpelCom-Region, Alfa Group accelerated the third tranche of its investment into VimpelCom-Region in the amount of approximately $58.5 million. This investment was originally scheduled for November 2003.

On November 20, 2003, we announced that our wholly-owned subsidiary VimpelCom B.V. called for redemption on December 22, 2003 of all of the 5.5% senior convertible notes due 2005 that were issued by VimpelCom B.V. Between November 20, 2003 and December 17, 2003, holders of the convertible notes converted their notes with an aggregate principal amount of US$66.2 million into 2,449,011 ADSs of our company at the specified conversion price per ADS. Prior to November 20, 2003, holders of notes with an aggregate principal amount of US$7.8 million converted their notes into 288,554 ADSs of our company. The total face value of the converted notes was US$74.0 million. On December 22, 2003, we remitted to The Bank of New York the funds to redeem the outstanding unconverted notes with an aggregate principal amount of US$1.0 million. The outstanding notes were redeemable at US$1,241.76 per US$1,000 principal amount of the notes. The redemption amount consisted of the redemption price of $1,219.76 per US$1,000 principal amount of the notes, plus US$22.00 of accrued and unpaid interest thereon between July 28, 2003 and December 22, 2003.

In April 2003, VimpelCom-Region entered into a short-term bridge loan facility with ZAO Raiffeisen Bank Austria for a maximum amount of 640.0 million Russian rubles or approximately US$20.5 million. The maturity date of the loan was July 31, 2003 and the loan bore interest at 14.0% per annum. VimpelCom-Region borrowed 585.0 million Russian rubles, or approximately US$18.9 million, under this loan and repaid the entire amount of the loan from proceeds of the Russian ruble denominated bond issuance.

2004. In April 2004, Sberbank provided our company with a five-year U.S. dollar-denominated secured non-revolving credit line of US$130.0 million. The credit line bears interest at the rate of 8.5% per annum, which may change upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. The credit line is repayable in eight equal quarterly installments over a two-year period, beginning on February 27, 2007 and ending April 14, 2009. To date, we have not drawn down any amount under this facility. The end of the drawdown period under the credit line falls on April 15, 2005. The credit line will be secured by a pledge of telecommunications equipment, shares in certain of our directly and indirectly owned subsidiaries and real estate. Our company’s ability to draw upon the credit line is conditioned upon our company’s ability to pledge assets with a value sufficient to fully secure the borrowings under the credit line. The proceeds of the credit line may be used to finance the expansion of our business. The credit line with Sberbank contains certain restrictive covenants that, among other things, limit borrowings by our company and certain of our subsidiaries and requires that a specified amount of our company’s aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. The credit line also contains a financial covenant requiring that our company’s ratio of interest expense to OIBDA on a consolidated basis not exceed 3.0.

Equipment Financing. The following is a summary of our key arrangements of this type.

1996. In May 1996, KB Impuls entered into a vendor financing agreement with Alcatel in connection with the purchase of equipment for the build-out of our GSM networks. As of December 31, 2003, KB Impuls’s indebtedness to Alcatel was US$82.7 million. This indebtedness is guaranteed by our company and was incurred at various times, commencing in 1996, and bears interest at, six-month EURIBOR plus 3.5% (for orders signed from August 2000 through December 31, 2001) and six-month EURIBOR plus 2.9% (for orders signed since January 1, 2002). This indebtedness is secured by the equipment acquired from Alcatel with the proceeds of the financing and is due on various dates through 2006. KB Impuls’s vendor financing agreements with Alcatel contain certain restrictive covenants, which provide, among other things, that KB Impuls may not pledge, encumber or grant a lien or security interest over KB Impuls’s revenues, properties and rights to receive income as security for indebtedness of KB Impuls (subject to certain exceptions). In addition, these financing agreements require KB Impuls to first obtain Alcatel’s consent before entering into material contracts outside of the ordinary course of business or material contracts with any shareholder of KB Impuls (namely VimpelCom or an affiliate of our company), with limited exceptions. These vendor financing agreements permit KB Impuls to pay dividends in any year to our company or any other of its shareholders in an amount not greater than 80.0% of KB Impuls’s net profit for that year provided certain conditions are met. In addition, KB Impuls may not, without Alcatel’s prior consent, make a loan or advance to any person, with limited exceptions. For more information on the risks related to these covenants, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to recover, or realize the value of, the debt investments that we make in KB Impuls or other subsidiaries.”

2001. In September 2001, VimpelCom-Region entered into a vendor financing agreement with Alcatel providing for financing of an amount up to €18.3 million. This indebtedness is guaranteed by our company, secured by the equipment acquired from Alcatel with the proceeds of the financing and bears interest at the rate of six-month EURIBOR plus 2.9%. This indebtedness was due on various dates through September 2002 and was originally priced at three-month EURIBOR plus 2.0%. In December 2002, we repaid €4.6 million, changed the interest rate to its current level and extended the maturity on the remaining indebtedness so that it is due on various dates through December 27, 2005. As of December 31, 2003, approximately US$11.6 million (including accrued interest) was outstanding under all of VimpelCom-Region’s vendor financing agreements with Alcatel. VimpelCom-Region repaid all outstanding amounts on the vendor financing agreements with Alcatel in April 2004.

2002. In April 2002, we entered into a frame agreement with LLC Technoserv A/S, or Technoserv, providing for the supply of telecommunications equipment, which includes an unsecured credit arrangement whereby we initially agreed to pay for 85.0% of the purchase price of the equipment with our promissory notes and 15.0% in cash. As of December 31, 2003, total debt under this facility including accrued interest was US$2.7 million and we had delivered promissory notes to Technoserv with an aggregate carrying value of US$2.8 million. This amount includes Euro-denominated promissory notes with an aggregate carrying value of €0.44 million (approximately US$0.55 million) and a face value of €0.54 million (approximately US$0.66 million) and U.S. dollar-denominated promissory notes with an aggregate carrying value of US$1.9 million and a face value of US$2.5 million. Our outstanding promissory notes were issued at a discount with an effective annual interest rate of 10.0%. Each completed delivery of equipment is paid for with a pool of promissory notes. Each pool has a maximum term of three years and promissory notes in each pool mature quarterly.

In May 2002, VimpelCom-Region entered into a frame agreement with Technoserv providing for the supply of telecommunications equipment. Under the terms of this agreement, VimpelCom-Region initially agreed to pay for 85.0% of the purchase price of the equipment with its promissory notes and 15.0% in cash. As of December 31, 2003, total debt under this facility including accrued interest was US$18.9 million and VimpelCom-Region had delivered or will be required to deliver promissory notes to Technoserv with an aggregate carrying value of US$18.9 million. This amount includes Euro-denominated promissory notes with an aggregate carrying value of €1.9 million (approximately US$2.4 million) and a face value of €2.1 million (approximately US$2.6 million), U.S. dollar-denominated promissory notes with an aggregate carrying value of US$14.2 million and a face value of US$15.6 million, and €2.0 million (approximately US$2.6 million) in promissory notes to be issued by VimpelCom-Region once Technoserv completes delivery and installment of certain equipment that VimpelCom-Region has purchased. Before May 30, 2003 VimpelCom-Region’s outstanding promissory notes were issued at a discount with an effective annual interest rate of 10.0% and after May 30, 2003 with an effective annual interest rate of 8.0%. Each completed delivery of equipment is paid for with a pool of promissory notes. Each pool has a maximum term of three years and promissory notes in each pool mature quarterly.

In August 2002, we entered into a frame agreement with LLC “General DataCom,” or General DataCom, providing for the supply of telecommunications equipment. As with our Technoserv frame agreements, this agreement includes an unsecured credit arrangement pursuant to which we initially agreed to pay 85.0% of the purchase price of the equipment with our promissory notes and 15.0% in cash. As of December 31, 2003, we had delivered promissory notes to General DataCom under this credit arrangement with an aggregate carrying value of US$4.4 million and a face value of US$4.4 million. Our outstanding promissory notes bear an annual interest rate equal to six-month LIBOR (fixed at the moment each promissory note was issued) plus 2.0%. Each completed delivery of equipment was paid for with twelve promissory notes that mature in equal quarterly installments over three years.

2003. In January 2003, we entered into a non-revolving credit agreement with Bayerische Hypo- und Vereinsbank AG and Nordea Bank Sweden AB (publ) with a credit limit of US$35.7 million. The credit line may only be used to finance the acquisition of Ericsson telecommunications equipment and particular advances are limited to 85.0% of the purchase price of the related equipment. The credit line bears interest at the rate of six-month LIBOR plus 0.7%, which is payable semi-annually. Each of the three tranches under the credit line is repayable in six equal semi-annual installments over a three-year period. We commenced repaying this loan in April 2003. The credit line is secured by a pledge of the related telecommunications equipment we acquired from Ericsson and a guarantee from the Swedish Export Credit Agency “EKN”. In addition to interest payments, we are obliged to pay the Swedish Export Credit Agency a guarantee fee in the amount of 5.03% of the relevant tranche before our first draw down under each tranche. Our credit agreement with Bayerische and Nordea contains covenants substantially similar to the covenants related to our loan from J.P. Morgan AG discussed above. However, we are permitted to prepay, with five business days’ notice, any amounts outstanding under the Bayerische and Nordea credit agreement. As of December 31, 2003 $24.8 million was outstanding under this loan.

2004. In February 2004, VimpelCom-Region entered into a non-revolving credit agreement with Svenska Handelsbanken AB (publ) with a credit limit of US$69.7 million. The credit line bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. The credit line is repayable in fourteen equal semi-annual installments over a seven-year period. Repayment commences not later than November 20, 2004. The end of the delivery period for the purchased equipment falls on October 20, 2004. The credit line is secured by a pledge of the telecommunications equipment acquired from Ericsson, a guarantee from the Swedish Export Credit Agency “EKN” and a guarantee from our company for 20.0% of the outstanding indebtedness under the loan. In addition to interest payments, VimpelCom-Region is obligated to pay EKN a fee in the amount of 9.82% of the total commitment under this loan. The credit line may only be used to finance the acquisition of Ericsson telecommunications equipment and to refinance the EKN Premium. VimpelCom-Region’s credit agreement with Svenska Handelsbanken AB (publ) contains certain covenants that, among other things, limit VimpelCom-Region’s ability to grant loans (with certain exceptions) and repay its debt to our company (the minimal level of indebtedness to our company is set at $110.0 million). In addition, these covenants limit VimpelCom-Region’s ability to effect a merger of VimpelCom-Region with other entities outside our group of companies. However, VimpelCom-Region is permitted to prepay at interest payment dates any amounts outstanding under this loan. VimpelCom and Svenska Handelsbanken AB (publ) will amend and restate this credit agreement with VimpelCom as the borrower upon completion of the proposed merger of VimpelCom-Region into VimpelCom. Svenska Handelsbanken AB (publ) and VimpelCom have already negotiated the terms of this amended and restated credit agreement. The interest rate, the repayment date and the guarantee from the EKN will remain the same. VimpelCom’s guarantee of VimpelCom-Region’s debt as described above and the restriction on VimpelCom-Region’s ability to pay debt to VimpelCom will cease to exist under this credit facility upon amendment and restatement of the credit agreement.

Investing activities

We purchase network equipment, telephone line capacity, frequency allocations, buildings and other assets as a part of the ongoing development of our wireless networks. In 2003, our total payments for purchases of equipment, intangible assets and other non-current assets were approximately US$563.9 million (compared to US$332.8 million during 2002 and US$154.9 million during 2001) and our payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$42.5 million (compared to US$69.2 million during 2002 and US$6.8 million during 2001). In 2003, payments for purchases of equipment, intangible assets and other non-current assets for our Moscow license area operations were approximately US$269.4 million (compared to US$215.2 million for 2002 and US$102.2 million during 2001). We did not make any payments in respect of acquisitions in the Moscow license area during 2003 (compared to US$0.02 million during 2002 and US$2.3 million during 2001 (net of cash holdings of acquired companies)). In 2003, our payments for purchases of equipment, intangible assets and other non-current assets for our operations in the regions were approximately US$294.5 million (compared to US$117.6 million during 2002 and US$52.7 million during 2001) and our payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$42.5 million (compared to US$68.9 million during 2002 and US$4.5 million during 2001).

Our acquisitions during 2001, 2002 and 2003 are described below.

In January 2001, we acquired all of the outstanding shares of common stock of Closed Joint Stock Company “MSS-Start,” which operated under the trade name “Mobile Center,” for approximately US$3.2 million. Mobile Center is a retail dealer for mobile communications companies.

In April 2001, VimpelCom-Region acquired 93.0% of the shares of common stock of Closed Joint Stock Company “Cellular Company,” or Cellular Company, a wireless AMPS telecommunications operator in Novosibirsk, for approximately US$4.5 million. At the time of the acquisition, Cellular Company had 23,200 subscribers. In February 2002, VimpelCom-Region acquired an additional 5.0% of the stock of Cellular Company for approximately US$0.2 million. The remaining 2.0% of Cellular Company is owned by our wholly-owned subsidiary, KB Impuls.

In July 2002, VimpelCom-Region acquired 107,084 common shares of Open Joint Stock Company “Orensot,” or Orensot, representing a 77.6% interest, for a purchase price of approximately US$14.2 million. Orensot has a GSM-900/1800 license for the Orenburg region, which covers approximately 2.2 million people. At the time of the acquisition, Orensot had approximately 65,800 subscribers, including 46,100 GSM subscribers. In October 2002, VimpelCom-Region acquired an additional 29,274 shares, or 21.2%, of Orensot for a purchase price of approximately US$3.9 million. As of December 31, 2002, VimpelCom-Region owned 136,358 shares, or 98.8%, of Orensot.

In October 2002, we acquired an additional 200 shares, or 1.0%, of common stock of Open Joint Stock Company “Bee Line Samara,” or Bee Line Samara, for a purchase price of approximately US$0.7 million, thereby increasing our interest in Bee Line Samara to 51.0%. Bee Line Samara has D-AMPS and GSM-1800 licenses for the Samara region, which covers approximately 3.3 million people. At the time of the acquisition, Bee Line Samara had approximately 103,000 D-AMPS subscribers.

In December 2002, VimpelCom-Region acquired from Telenor and another shareholder 100.0% of the outstanding shares of Extel for a purchase price of approximately US$25.3 million. VimpelCom-Region acquired 49.0% of these shares from Telenor. Extel has a GSM-900 license for the Kaliningrad region, which covers approximately 0.9 million people. At the time of the acquisition, Extel had approximately 105,000 subscribers.

In December 2002, VimpelCom-Region acquired 100.0% of Limited Liability Company “Vostok-Zapad Telecom,” or Vostok-Zapad Telecom, for a purchase price of approximately US$26.6 million. Vostok-Zapad Telecom has a GSM-1800 license for the Ural super-region and a dual band GSM-900/1800 license for the following territories within the Ural region: the Sverdlovsk region, the Kirov region, the Kurgan region, the

Republic of Komi, the Republic of Udmurtia and the Yamal-Nenets autonomous district. Approximately 24.3 million people live in the Vostok-Zapad Telecom license area. At the time of the acquisition, Vostok-Zapad Telecom had no subscribers.

In January and September 2003, VimpelCom-Region acquired 90.0% and 10.0%, respectively, of the outstanding shares of StavTeleSot, the largest mobile telecommunications service provider in the Stavropol region. VimpelCom-Region acquired 49.0% of these shares from Telenor. VimpelCom-Region paid an aggregate purchase price of approximately US$43.1 million for StavTeleSot. In addition, we agreed to extend a credit line to StavTeleSot in the amount of approximately US$9.2 million in order for StavTeleSot to repay a bank loan previously guaranteed by Telenor.

Future capital requirements

Wireless service providers require significant amounts of capital to construct networks and attract subscribers. Our estimated capital expenditures for 2004 are approximately US$924.0 million, of which approximately 80.0% we currently intend to invest in our network development and a portion of the remaining amount may be invested in acquiring existing wireless operators in various license areas and/or in the purchase of cellular licenses in these areas.

We anticipate that the funds necessary to meet our current capital requirements and those to be incurred in the foreseeable future will come from:

•	cash currently held by our company;

•	operating cash flows;

•	Export Credit Agency guaranteed financing, including our non-revolving credit agreement with Svenska Handelsbanken AB (publ);

•	borrowings under bank financings, including credit lines currently available to us; and

•	debt financings from Russian and international capital markets.

We believe that funds from a number of these sources, coupled with cash on hand, will be sufficient to meet our projected capital requirements for the next 12 months.

In addition, on March 31, 2004, we announced our intention to raise, subject to market and other conditions, approximately US$300.0 million of debt financing by the issuance of notes in the international bond markets. The offering of the notes is currently anticipated to close during the second quarter of 2004, but there can be no assurance that we will be able to complete this proposed offering. The notes will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The information in this Annual Report on Form 20-F about the proposed offering of notes shall not constitute an offer to sell or the solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Contractual Obligations

The following table summarizes the contractual principal maturities of our debt, including its current portion, and our minimum payments required under our capital lease obligations and purchase obligations, each as of December 31, 2003. We expect to meet our contractual obligation payment requirements with cash flows from our operations and other financing arrangements.

	Payments due by period (In millions of U.S. dollars)
	Total	Prior to December 31, 2004	January 1, 2005 to December 31, 2007	January 1, 2008 to December 31, 2009	After January 1, 2010
Contractual Obligations(1)
Bank loans	115.5	35.3	80.2	—	—
Loan from J.P. Morgan AG (funded by the issuance of loan participation notes by J.P. Morgan AG)	250.0	—	250.0	—	—
Equipment financing (including accrued interest)	123.9	70.9	53.0	—	—
Ruble denominated bonds(2)	101.9	101.9	—	—	—
Capital lease obligations	15.7	6.6	9.1	—	—
Total	607.0	214.7	392.3	—	—

(1)	Note that debt payments could be accelerated upon violation of debt covenants.
(2)	The ruble denominated bonds are due on May 16, 2006, and bondholders have a put option exercisable between May 9 and May 18, 2004 at 100.0% of the nominal value plus accrued interest. The exercise of this put option may depend on the decision by VimpelCom Finance, the issuer of the ruble denominated bonds, to adjust the interest rate for the third and future semi-annual interest payments to 9.9% which determination was made on May 7, 2004.

Basis of Presentation of Financial Results

We maintain our records and prepare our statutory financial statements in accordance with Russian accounting principles and tax legislation and in accordance with U.S. GAAP. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. They differ from our financial statements issued for statutory purposes in Russia. The principal differences relate to:

•	revenue recognition;

•	recognition of interest expense and other operating expenses;

•	valuation and depreciation of property and equipment;

•	foreign currency translation;

•	deferred income taxes;

•	capitalization and amortization of telephone line capacity;

•	valuation allowances for unrecoverable assets;

•	capital leases; and

•	consolidation and accounting for subsidiaries.

The consolidated financial statements set forth in this Annual Report on Form 20-F include the accounts of our company and our consolidated subsidiaries. Our consolidated financial statements also include the accounts of VimpelCom (BVI) Ltd., a special-purpose entity affiliated with and controlled by our company, and VC Limited, a wholly-owned subsidiary of VimpelCom (BVI) Ltd. All inter-company accounts and transactions have been eliminated. We have used the equity method of accounting for companies in which our company has significant influence. Generally, this represents voting stock ownership of at least 20.0% and not more than 50.0%.

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

Certain Factors Affecting our Financial Position and Results of Operations

Inflation

The Russian government has battled inflation for the last decade and had made significant progress by the mid-1990s. We set prices for our products and services in U.S. dollar equivalent units in order to help insulate us from the volatility of the Russian ruble. However, inflation affects the purchasing power of our mass market subscribers. For the years ended December 31, 2003, 2002 and 2001, Russia’s annual inflation rates were 12.0%, 15.1% and 18.6%, respectively, according to Goskomstat.

Foreign Currency Translation

We report to Russian tax authorities and maintain our statutory accounting records in Russian rubles. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are stated in U.S. dollars, which is our functional currency. Accordingly, transactions and balances not already measured in U.S. dollars have been translated into U.S. dollars in accordance with the relevant provisions of Statement of Financial Accounting Standards, or SFAS, No. 52, “Foreign Currency Translation.” Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from the translation of monetary assets and liabilities that are not denominated in U.S. dollars are credited or charged to operations.

On November 25, 2002, the AICPA International Practices Task Force concluded that effective January 1, 2003, Russia would no longer be considered highly inflationary. Consequently, we reassessed our functional currency as of January 1, 2003. The U.S. dollar remained the functional currency of our company and our subsidiaries, except for Cellular Company, Orensot and StavTeleSot. Effective January 1, 2003, the Russian ruble became the functional currency of each of these entities as the majority of each of their revenues, costs and indebtedness and trade liabilities and the property and equipment purchased by each of these entities are either priced, incurred or payable or otherwise measured in Russian rubles. Assets and liabilities of these entities are translated into U.S. dollars at exchange rates prevailing on the balance sheet date. Revenues, expenses, gains and losses are translated into U.S. dollars at historical exchange rates prevailing on the transaction dates. Translation adjustments resulting from the process of translating the financial statements of these entities into U.S. dollars are reported in other comprehensive income, a separate component of shareholders’ equity.

The Russian ruble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia. Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the Central Bank of Russia.

On December 31, 2003, 2002 and 2001, the official Russian ruble-U.S. dollar exchange rate was 29.45 rubles per U.S. dollar, 31.78 rubles per U.S. dollar and 30.14 rubles per U.S. dollar, respectively. On December 31, 2003, 2002 and 2001, the official U.S. dollar-Euro exchange rate was US$1.25 per Euro, US$1.04 per Euro and US$0.88 per Euro, respectively.

We have implemented a number of risk management activities to minimize currency risk and exposure. To minimize the risk of Russian ruble fluctuations and devaluation, we list tariffs and calculate monthly bills in U.S. dollar equivalent units, although we continue to receive payment in Russian rubles, in accordance with applicable law. As a result, subscribers now pay their bills at the prevailing U.S. dollar-Russian ruble exchange rate on the date that payment is made. Subscribers are also charged a 1.0% surcharge to cover the cost of converting Russian rubles into U.S. dollars. In addition, we hedge our Euro-denominated liabilities with U.S. dollar-Euro currency forward agreements and by maintaining some cash deposits in Euros.

To the extent permitted by Russian law we keep our readily available cash in U.S. dollars and Euros in order to manage against the risk of Russian ruble devaluation. Our foreign currency liabilities are primarily associated with the purchase of network equipment, loans denominated in foreign currencies and roaming obligations to our international roaming partners. Under applicable law, we are permitted to buy hard currency to settle these contracts. A large proportion of our Euro-denominated liabilities is hedged by a series of Euro-U.S. dollar forward currency exchange contracts, and we have cash and cash equivalents denominated in Euros in an amount sufficient to cover the remaining liabilities, details of which are described above. Where possible, we incur indebtedness denominated in U.S. dollars in order to avoid currency exposure.

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

Revenue Recognition

We earn service revenues for usage of our cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value added services. Roaming revenues include revenues from our customers who roam outside their selected home coverage area and revenues from other wireless carriers for roaming by their customers on our network. Value added services include SMS, caller number identification, voice mail, call waiting and data transmission. Generally, these features generate additional revenues through monthly subscription fees or increased wireless usage through utilization of the features. Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. Revenue on prepaid cards is deferred and recognized when services are rendered. Revenues from equipment sales are recognized in the period in which the equipment is sold. Revenues are stated net of value-added tax charged to customers.

We determined that the sale of wireless services through our direct sales channel with an accompanying handset constitutes a revenue arrangement with multiple deliverables. Upon adoption of EITF No. 00-21, our company allocates the arrangement consideration to the separate units of accounting, including the wireless service and handset, based on their relative fair values.

Our billing cycles’ cut-off times require us to estimate the amount of service revenue earned but not yet billed at the end of each accounting period. We estimate our unbilled service revenue by reviewing the amounts subsequently billed and estimating the amounts relating to the previous accounting period based on the number of days covered by invoices and other relevant factors. Actual service revenues could be greater or lower than the amounts estimated due to the different usage of airtime in different days. We have analyzed the potential differences and believe that historically they have not been material

In line with the SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements,” we defer telecommunications connection fees. Deferred revenues are subsequently recognized over the estimated average customer lives under tariff plans, which provide for payment of connection fees and which are periodically reassessed by us, and such reassessment may impact our future operating results.

Property and Equipment

We state our property and equipment at historical cost. We depreciate our telecommunications equipment, including equipment acquired under capital leases, using the straight-line method over its estimated useful life of nine and one-half years. We depreciate buildings and leasehold improvements using the straight-line method over estimated useful lives of 20 years. Office and measuring equipment, vehicles and furniture are depreciated using the straight-line method over estimated useful lives ranging from five to 10 years. The actual economic lives may be different than our estimated useful lives, thereby resulting in different carrying value of our property and equipment. Changes in technology or changes in our intended use of property and equipment may cause the estimated useful lives or the value of these assets to change. We perform periodic internal studies to confirm the appropriateness of the estimated useful economic lives of our property and equipment. These studies could result in a change in the depreciable lives of our property and equipment and, therefore, our depreciation expense in future periods. In January 2004, the company changed the estimated useful life of GSM telecommunications equipment from 9.5 to seven years, due to the company’s continuing evaluation of its use of various technologies combined with the January 2004 announcements of the plans of the Russian Government to initiate the process of awarding licenses for new mobile communications technologies.

Intangible Assets

We capitalize payments made to third party suppliers to acquire access to and for use of telephone lines. We account for these payments as intangible assets and they are amortized on a straight-line basis over 10 years. Telecommunication licenses are amortized on a straight-line basis until the expiration date of the licenses. Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations. Before January 1, 2002, goodwill was amortized using the straight-line method over the estimated remaining useful life. With the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” as of January 1, 2002, no amortization was taken on these assets during 2002 and 2003. Our other intangible assets, principally our non-telecommunications licenses, are amortized on a straight-line basis over their estimated useful lives, generally four to 10 years.

The actual economic lives of intangible assets may be different than our estimated useful lives, thereby resulting in a different carrying value of our intangible assets with finite lives. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we continue to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. These evaluations could result in a change in the amortizable lives of our intangible assets with finite lives and, therefore, our amortization expense in future periods. Historically we have had no material changes in estimated useful lives of our intangible assets.

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

Long-Lived Assets

We account for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment tests require estimates in respect of the grouping of long-lived assets. We test long-lived assets for impairment when there are indicators of impairment, such as: significant decrease in the market prices of long-lived assets, significant adverse change in the extent or manner in which long-lived assets are being used or in their physical condition, significant adverse change in legal factors or in the business climate that could affect the value of a long-lived assets, including an adverse action or assessment by a regulator, etc. The determination of whether there are impairment indicators requires judgment on our behalf. The use of different assumptions in our estimated future cash flows when determining whether the assets are impaired may result in additional impairment charge.

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

Valuation Allowance for Deferred Tax Assets

We record valuation allowances related to tax effects of deductible temporary differences and loss carry forwards when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences. As of December 31, 2003, our deferred tax asset amounted to US$21.4 million, and no valuation allowance was recognized. Changes in our assessment of probability of realization of deferred tax assets may impact our effective income tax rate.

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

Recent Accounting Pronouncements

Accounting for Assets Retirement Obligations

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement deals with the costs of closing facilities and removing assets. SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS No. 143 is effective for years beginning after June 15, 2002. For year ended December 31, 2003, total net of tax effect of the application on P&L amounted to US$884,712, where US$379,209 is net cumulative effect for period before January 1, 2003, and US$505,503 less income tax benefit US$121,321 relates to year 2003 expenses. Balance sheet obligation for assets retirement as of December 31, 2003 equals US$3,942,183. Deferred tax asset in amount of US$241,071 was added to the consolidated balance sheet as a result of this application. The balancing amount of US$2,816,400 represents net book value of long-lived asset recorded under FAS 143 provisions. Minority interest (equity) amounts to negative US$178,439 as of December 31, 2003.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” which required that a liability for an exit cost be recognized upon the entity’s commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 did not have a material impact on our results of operations, financial position or cash flow.

Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123.” SFAS No. 148 amends SFAS No. 123 “Accounting for Stock-Based Compensation” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. SFAS No. 148 also amends APB Opinion No. 28 “Interim Financial Reporting” to require disclosure about those effects in interim financial information. The amendments to SFAS No. 123 introduced in SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. We adopted the disclosure requirements of SFAS No. 148 in the consolidated financial statements for the year ended December 31, 2003.

Accounting for Guarantees

In November 2002, the FASB issued FASB Interpretation, or FIN, No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the provisions of FIN No. 45 did not have a material impact on our results of operations, financial position or cash flow.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities.” FIN No. 46 amended Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” and established standards for determining under what circumstances a variable interest, or VIE, should be consolidated with its primary beneficiary. FIN No. 46 also requires disclosure about VIEs that are not required to be consolidated but in which the reporting entity has a significant variable interest. In December 2003, the FASB revised certain implementation provisions of FIN No. 46. The revised interpretation, FIN No. 46R, substantially retained the requirements of immediate application of FIN No. 46 to VIEs created after January 31, 2003. There were no such entities created after January 31, 2003. With respect to older VIEs, the consolidation requirements under FIN No. 46R apply not later than for the first financial year or interim period ending after December 15, 2003, if such a VIE is a special-purpose entity, or SPE, and no later than for the first financial year or interim period ending after March 15, 2004, if such a VIE is not an SPE. We completed an evaluation of this guidance and concluded that the adoption of the provisions of FIN No. 46 did not have a material impact on our consolidated financial statements and is not expected to have a material impact on our consolidated financial statements when it is fully implemented in 2004.

Amendment to SFAS 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment to Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities.” It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS No. 149 should be applied prospectively, except as stated further. Provisions related to SFAS No. 133 implementation issues that have been effective for fiscal quarters beginning prior to June 15, 2003, should continue to be applied in accordance with their respective dates. Rules related to forward purchases or sales of when-issued securities or other similar securities should be also applied to existing contracts. The adoption of the provisions of SFAS No. 149 did not have a material impact on our results of operations, financial position or cash flow.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of SFAS No. 150 did not have a material impact on our results of operations, financial position or cash flow.

Related Party Transactions

We have entered into transactions with related parties and affiliates. Please see the section of this Annual Report on Form 20-F entitled “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation. Input VAT was presented separately from other current assets. Taxes payable and amounts due to employees were presented separately from accrued liabilities. Customer deposits and customer advances were presented separately from each other.

Additional Reconciliations of Non-U.S. GAAP Financial Measures (Unaudited)

ARPU and SAC are non-U.S. GAAP financial measures. ARPU is used to measure the average monthly services revenue on a per subscriber basis. ARPU is calculated as service revenue generated by subscribers, including roaming revenue, but excluding revenue from connection fees and revenue from rent of fiber-optic channels, divided by the average number of our subscribers for the period. SAC is used to measure the average cost of adding a new subscriber, SAC is calculated as our sales and marketing expenses which include advertising and marketing expenses and dealers’ commission expense (included within selling, general and administrative expenses on our Statements of Income) and handsets and accessories subsidies, if any, (included within Cost of handsets and accessories sold on our Statements of Income) divided by the number of new gross subscribers added in the period.

We believe that ARPU and SAC provide useful information to investors because they are indicators of the performance of our business operations and assist management in budgeting. We believe ARPU provides management with useful information concerning usage and acceptance of our services. We believe that SAC assists management in quantifying the incremental costs to acquire a new subscriber. Non-U.S. GAAP financial measures should not be viewed in isolation or as an alternative to other figures reported under U.S. GAAP. Reconciliation of ARPU to service revenue and connection fees and SAC to selling, general and administrative expenses, the most directly comparable U.S. GAAP financial measures, is presented below.

Reconciliation of ARPU to Service Revenue and Connection Fees

(Unaudited, in thousands of U.S. dollars, except for ARPU amounts)

	Years Ended December 31,
	2003		2002		2001		2000		1999
Total ARPU:
Service revenue and connection fees	US$	1,266,662	US$	727,868	US$	383,321	US$	252,333	US$	206,542
Less: Connection fees		1,282		1,962		2,079		711		887
Less: Revenue from rent of fiber-optic channels		1,299		1,831		2,032		813		2,135
Service revenue used to calculate ARPU		1,264,081		724,075		379,210		250,809		203,520
Average number of subscribers		7,749		3,305		1,208		562		172
Average revenue per subscriber per month	US$	13.6	US$	18.3	US$	26.2	US$	37.2	US$	98.6
Moscow license area ARPU:
Total operating revenues	US$	977,199	US$	718,429	US$	420,387		N/A		N/A
Less: Revenues from sales of handsets and accessories and other revenues		87,883		53,417		45,420		N/A		N/A
Less: Connection fees		777		1,727		1,904		N/A		N/A
Less: Revenue from rent of fiber-optic channels		1,299		1,831		2,032		N/A		N/A
Service revenue used to calculate ARPU		887,240		661,454		371,031		N/A		N/A
Average number of subscribers		4,522		2,835		1,168		N/A		N/A
Moscow license area average revenue per subscriber per month	US$	16.4	US$	19.4	US$	26.5		N/A		N/A
Regional ARPU:
Total operating revenues	US$	459,355	US$	88,013	US$	11,973		N/A		N/A
Less: Revenues from sales of handsets and accessories		35,335		17,219		2,423		N/A		N/A
Less: Other revenues		7,102		647		68		N/A		N/A
Less: Connection fees		522		298		284		N/A		N/A
Service revenue used to calculate ARPU		416,396		69,849		9,198		N/A		N/A
Average number of subscribers		3,227		469		35		N/A		N/A
Regional average revenue per subscriber per month	US$	10.8	US$	12.4	US$	21.9		N/A		N/A

Reconciliation of SAC to Selling, General and Administrative Expenses

(Unaudited, in thousands of U.S. dollars, except for SAC amounts)

	Years Ended December 31,
	2003		2002		2001
Total:
Selling, general and administrative expenses	US$	467,655	US$	271,963	US$	149,052
Less: General and administrative expenses		290,870		171,991		91,230
Sales and marketing expenses, including	US$	176,785	US$	99,972	US$	57,822
advertising & marketing expenses		50,867		28,887		19,885
dealers’ commission expense		125,918		71,085		37,937
New gross subscribers		9,144		3,896		1,536
Total Subscriber Acquisition Cost	US$	19.3	US$	25.7	US$	37.6
Moscow license area SAC:
Selling, general and administrative expenses	US$	308,745	US$	225,111	US$	138,510
Less: General and administrative expenses		193,256		138,218		82,082
Sales and marketing expenses, including	US$	115,489	US$	86,893	US$	56,428
advertising & marketing expenses		31,031		21,930		19,132
dealers’ commission expense		84,458		64,963		37,296
New gross subscribers		4,055		2,762		1,447
Moscow license area Subscriber Acquisition Cost	US$	28.5	US$	31.5	US$	39.0
Regional SAC:
Revenues from sales of handsets and accessories	US$	35,335	US$	17,219	US$	2,423
Less: Cost of handsets and accessories sold		33,098		18,530		2,558
Handsets and accessories subsidies	US$	—	US$	1,311	US$	135
Selling, general and administrative expenses	US$	170,153	US$	49,551	US$	11,895
Less: General and administrative expenses		108,503		35,873		10,688
Sales and marketing expenses, including	US$	61,650	US$	13,678	US$	1,207
advertising & marketing expenses		19,835		7,189		763
dealers’ commission expense		41,815		6,489		444
Handsets and accessories subsidies	US$	—	US$	1,311	US$	135
Sales and marketing expenses		61,650		13,678		1,207
Customer acquisition costs	US$	61,650	US$	14,989	US$	1,342
New gross subscribers		5,089		1,134		89
Regional Subscriber Acquisition Cost	US$	12.1	US$	13.2	US$	15.1

ITEM 6.	Directors, Senior Management and Employees

A.    Directors and Senior Management

As of April 30, 2004, the members of our board of directors, management advisory committee, audit commission and other members of our senior management were as follows:

Name	Age	Title
Jo O. Lunder(1)	42	Chairman of Board of Directors

Mikhail M. Fridman(2)	40	Director

Arve Johansen(1)	54	Director

Pavel V. Kulikov(2)	27	Director

Alexey M. Reznikovich(2)	36	Director

Alex Sozonoff(3)	65	Director

Terje Thon(1)	58	Director

Henrik E. Torgersen(1)	57	Director

Natalia S. Tsukanova(2)	37	Director

Alexander V. Izosimov(4)	40	Chief Executive Officer and General Director

Elena A. Shmatova(4)	45	Chief Financial Officer

Nikolai N. Pryanishnikov(4)	31	First Vice President and Commercial Director

Jere C. Calmes(4)	34	Vice President of Customer Operations and Product Management

Sergei M. Avdeev(4)	54	Vice President of Network Development

Alexei M. Mischenko(4)	55	First Vice President of Regional and Business Development

Marina V. Novikova(4)	39	Director of Human Resources

Olga N. Turischeva(4)	34	Director of Marketing

Valery V. Frontov	53	Vice President of Licensing

Valery P. Goldin	62	Vice President of International Relations

Igor V. Orlov	31	Chief Compliance Officer

Georgy Silvestrov	39	Secretary of Board of Directors

Alexander Gersh	40	Audit Commission Member

Knut Giske(1)	37	Audit Commission Member

Nigel J. Robinson(2)	36	Audit Commission Member

(1)	Telenor nominee.
(2)	Alfa Group nominee.
(3)	Nominated by Telenor and approved by Alfa Group.
(4)	Member of the management advisory committee.

Under the terms of a shareholders agreement dated as of May 30, 2001 between Telenor and Alfa Group, Telenor and Alfa Group have the right to nominate up to four candidates each for election to our board of directors, for so long as each company beneficially owns at least 25.0% plus one share of our company’s issued and outstanding capital stock. One of the four candidates nominated by each, however, may not be an employee, officer or director of Telenor, Alfa Group or any of their affiliates, unless Telenor or Alfa Group, as the case may be, beneficially owns more than 44.0%, but not more than 50.0%, of our issued and outstanding capital stock. In addition, for so long as Telenor beneficially owns at least 25.0% plus one share of our company’s issued and outstanding capital stock, it is entitled to nominate one additional director to our board of directors (subject to Alfa Group’s approval if, at that time, Alfa Group beneficially owns at least 25.0% plus one share of our company’s issued and outstanding capital stock). Such additional director may not be an employee, officer, director and/or other affiliate of Telenor, Alfa Group or any of their affiliates. Alfa Group recently reported that it owned 25.0% plus two shares of our voting capital stock and Telenor recently reported that it owned 25.0% plus 13 shares of our voting capital stock.

Current Directors, Senior Management and Audit Commission Members

Jo O. Lunder served as Chairman of the board of directors of our company since October 2003. From April 2001 until October 2003, Mr. Lunder served as Chief Executive Officer of our company, and from May 2001 until October 2003 as our General Director. Mr. Lunder has served as a director of our company since May 2002. From September 2000 until April 2001, Mr. Lunder served as our company’s President and Chief Operating Officer. From May 2000 until September 2000, Mr. Lunder served as First Deputy Chief Executive Officer and Chief Operating Officer of our company. From September 1999 until April 2000, Mr. Lunder served as our Chief Operating Officer. From 1993 to August 1999, Mr. Lunder served in various capacities for Telenor and its affiliates, including Chief Operating Officer of Telenor Mobile AS. Mr. Lunder earned a bachelor’s degree from Oslo Business School and an MBA from Henley Management College in the U.K. He has also completed a Management Training program at IMD in Lausanne, Switzerland.

Mikhail M. Fridman has been a director of our company since July 2001. Mr. Fridman currently serves as Chairman of the board of directors of Alfa Bank and as a member of the boards of directors of Alfa Finance Holdings and OJSC “TNK.” Mr. Fridman is also a Chairman of the Supervisory Board of the Consortium Alfa Group. Since 1989, Mr. Fridman has taken an active part in the formation of Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Alfa-Eco Holdings Limited and ZAO Trade House Perekriostok. In 1988, Mr. Fridman co-founded “Alfa-Foto” cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at “Elektrostal” metallurgical works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys.

Arve Johansen has been a director of our company since June 2003. Mr. Johansen currently serves as Chief Executive Officer of Telenor Mobile and Senior Executive Vice President of Telenor, a position that he has held since 2000. Mr. Johansen is also a member of the boards of directors of Telenor Mobil (Norway), DTAC/UCOM (Thailand), DiGi.Com (Malaysia) and several other companies. Mr. Johansen held various positions before joining the Telenor Group in 1989, including Chief Executive Officer and a member of the corporate board of Telia-Telenor Mobile in 1999, Chief Executive Officer of Telenor International AS from 1995 to 1998, Vice President of Norsk Telekom AS from 1993 to 1994 and Vice President of TBK AS (Telenor Business Communications) from 1989 to 1992. From 1985 until 1988, Mr. Johansen served as Vice President of Ericsson (Norway), responsible for the sale and delivery of large specialized telecommunications systems to customers worldwide. Mr. Johansen received a M.S. degree in telecommunications from the Norwegian Institute of Technology and completed the Program for Management Development at Harvard Business School.

Pavel V. Kulikov has been a director of our company since May 2002. He has served as the General Director of Alfa-Eco Telecom since 2000. Mr. Kulikov is also a member of the board of directors of our wholly-owned subsidiary, KB Impuls. From 1998 until 2000, Mr. Kulikov served as Deputy General Director of JSC Moscow Black Iron Casting Factory. From 1997 until 1998, Mr. Kulikov served as Deputy General Director of ZAO “MSS-Start,” which is now a wholly-owned subsidiary of our company and a retail dealer for mobile telecommunications companies in the Moscow license area. Mr. Kulikov graduated from Moscow State University and is currently doing postgraduate research at the Moscow State University

Alexey M. Reznikovich has served as a director of our company since May 2002. Since December 2002, he has served as director of Asset Management Control of Alfa Group. Mr. Reznikovich was the General Director and a member of the boards of directors of “CafeMax” and “EMAX” from February 2001 until December 2002. From January 1996 to February 2001, Mr. Reznikovich was a partner at McKinsey & Co. Before joining McKinsey & Co., Mr. Reznikovich worked at Procter & Gamble (Italy) and Transworld (USA). Mr. Reznikovich graduated from the Economics Faculty of Moscow State University and received an MBA from Georgetown University/INSEAD University in France.

Alex Sozonoff has served as a director of our company since June 2003. Mr. Sozonoff currently serves as Chairman of the boards of directors of Stonesoft OY (Helsinki), European Wholesale Group, Ltd. (Switzerland),

Hewlett-Packard OY (Finland) and Global Beach Group. Mr. Sozonoff is also a board member of F-Secure Corp. and the Co-Chairman of the Sir Peter Ustinov Foundation in Geneva, Switzerland. Mr. Sozonoff held various positions at Hewlett-Packard for 35 years, retiring in January 2001. He continues to serve as the Senior Advisor to the Chief Executive Officer of Hewlett-Packard. Immediately prior to his retirement, Mr. Sozonoff served as Vice President of Customer Advocacy, responsible for raising Hewlett-Packard’s overall skill in the area of relationship management. In addition, he was responsible for the Total Customer Experience for the Business Customer Organization. In 1997, he was named “Executive of the Year” by the North American Account Management Association. Mr. Sozonoff received a bachelor’s degree in economics from the University of Tennessee and a degree from the Nijenrode University in Breukelen, Netherlands. He graduated from the Wharton Management Program in 1995.

Terje Thon has been a director of our company since January 1999. Mr. Thon currently serves as the Chairman of the boards of directors of the Norwegian newspaper Dagbladet AS, Norwegian Air Ambulance and Bravida ASA. Mr. Thon also serves as a member of the boards of directors of Storebrand Bank AS, Tandberg Data ASA, ProAct IT Group AB and Birdstep Technology ASA. From November 1994 until October 2000, Mr. Thon served as Senior Executive Vice President of Telenor AS, with responsibility for Telenor’s international activities. Previously, Mr. Thon served as Deputy Managing Director of Norsk Telekom and Managing Director of TBK AS. Prior to joining Telenor, Mr. Thon held senior management positions in the former Norwegian telecommunications group EB AS, which subsequently merged into the ABB group, and the Norwegian companies ASV and NVE. Mr. Thon received a M.S. degree from the Norwegian Technical University and completed the Program for Management Development at Harvard Business School.

Henrik Torgersen has been a director of our company since January 1999. Mr. Torgersen currently serves as Executive Vice-President of Telenor, a position that he has held since July 2000. He has also served as President of Telenor East Invest AS and Regional Director of Telenor responsible for operations in Russia and the CIS countries since November 1998. He joined Telenor as a Senior Vice President in August 1998. Prior to joining Telenor, Mr. Torgersen was an Associate Partner at Andersen Consulting (now Accenture) in the area of electronic commerce. From 1992 to 1998, he worked with Andersen Consulting and was responsible for building and running its Foundation Software Organisation in Northern Europe. Mr. Torgersen has more than 15 years of experience as an executive in the IT industry and worked for eight years with IBM. He holds a master’s degree in electrical engineering and cybernetics from the Technical University of Norway and has completed a Management Training program at IMD in Lausanne, Switzerland.

Natalia S. Tsukanova has served as a director of our company since June 2003. Ms. Tsukanova has served as Vice President of J.P. Morgan since 1997, with responsibility for mergers and acquisitions in the area of natural resources. Prior to joining J.P. Morgan, Ms. Tsukanova worked for the State Property Management Committee of the Russian Federation and for Boston Consulting Group in London and Moscow. Ms. Tsukanova holds a Ph.D. and M.A. degree in economics from Moscow State University and Harvard and an MBA with honors from INSEAD University in France.

Alexander V. Izosimov has served as CEO of our company since October 2003. Mr. Izosimov held several senior positions at Mars, Inc. Building on his early background in finance and sales, Mr. Izosimov was general manager for Russia and the CIS until 2001. Most recently, Mr. Izosimov served as a member of the Global Executive Management Board and Regional President for the CIS, Central Europe and Nordics for Mars, Inc., with responsibility for more than 20 markets in the region, including all of Russia and the CIS. Prior to joining Mars, Inc. in 1996, Mr. Izosimov worked for McKinsey & Co. in Stockholm and London for five years, where he focused on sales and marketing issues as well as cost optimization. Mr. Izosimov graduated from the Moscow Aviation Institute with a M.S. degree in 1987 and holds an MBA from INSEAD.

Elena Shmatova has served as Chief Financial Officer of our company since January 2003. Ms. Shmatova served as Director of Treasury of our company from March 2002 to December 2003 and as Financial Controller of our company from December 1999 to March 2002. Ms. Shmatova is also a member of the boards of directors of KB Impuls and Extel and general director of VC Option LLC and VimpelCom Finance LLC, which are part of our consolidated group of companies. From 1992 to 1999, Ms. Shmatova served as Deputy Finance Director, Finance Director and Vice-President of Finance at the Sprint Communications/GlobalOne Group of companies in Russia. Prior to 1992, Ms. Shmatova served as a Financial Director of “Express Mail Service-Garantpost” and was an economist at the Ministry of Telecommunications of the USSR and the Center of International Accounting of the Ministry of Telecommunications of the USSR. Ms. Shmatova received a bachelor’s degree in economics from the Moscow Telecommunications University.

Nikolai N. Pryanishnikov has served as First Vice President and Commercial Director of our company since October 2000. From May 1999 until October 2000, he held various positions at our company, including Deputy General Director and Head of Moscow Operations. From April 1997 to May 1999, Dr. Pryanishnikov served as Deputy General Director for Commercial Business at “Moscow Cellular Communications” Company. From May 1992 to April 1997, Dr. Pryanishnikov held various positions at “Moscow Cellular Communications” Company, including General Director of “Mobile Centre” (ZAO “MSS Start”), Marketing Director, Head of the Marketing Development Sector and sales representative. Dr. Pryanishnikov graduated from the Moscow Automobile and Road Building Institute, the All-Russia Financial Institute and received an MBA degree from the Higher Commercial School at the Ministry of International Economic Relations and Trade of the Russian Federation and International Management University (Paris). Dr. Pryanishnikov received a Ph.D. from the Higher School of Economics and Entrepreneurship at the Ministry of Foreign Relations and Commerce of the Russian Federation.

Jere C. Calmes has served as Vice President of Customer Operations and Product Management of our company since January 2001. Mr. Calmes is also a member of the boards of directors of Extel, StavTeleSot, Bee Line Samara and Orensot, all of which are part of our consolidated group of companies. From May 1996 until January 2001, Mr. Calmes held various positions within the Network Management Group of Motorola Inc.’s international portfolio of wireless operating companies. These positions included Director of Customer Services and Credit Control for ECMS-MobiNil, a leading GSM operator in Egypt, from July 1998 until January 2001, and Deputy General Director of St. Petersburg Telecom from May 1996 until July 1997. Mr. Calmes has worked in the wireless industry in a number of countries including Russia, the United Kingdom, Lithuania, Jordan, Israel, Pakistan and Egypt. Mr. Calmes received a B.A. degree in International Relations from Bates College in 1992 and completed an Executive Development Program at Wharton School of Business in the summer of 2002.

Sergei M. Avdeev has served as the Vice President of Network Development of our company since 1998. Mr. Avdeev served as Regional AMPS Project Manager from 1995 to 1996 and as GSM-1800 Project Manger from 1996 to 1998. Currently, Mr. Avdeev also serves as a member of the board of directors of ZAO ICO-R, a satellite telecommunications company, and as General Director of KB Impuls. Mr. Avdeev received the equivalent of a Ph.D. in Radio Science from, and was a professor at, Moscow’s State Technical University named after N.E. Bauman.

Alexei M. Mischenko has served as General Director of VimpelCom-Region since June 2001, General Director of Vostok-Zapad Telecom since May 2003 and First Vice President of Regional and Business Development of our company since May 2002. Mr. Mischenko is also a member of the board of directors of KB Impuls. From November 1999 to June 2001, Mr. Mischenko served as General Director of FORA Communications. From January to November 1999, he served as Managing Director of ZAO Lucent Technologies in St. Petersburg and, from December 1997 to November 1999, as Deputy Managing Director of ZAO Lucent Technologies Russia. Mr. Mischenko earned a degree in microelectronics from the Leningrad Electrotechnical Institute named after V.I. Ulyanov in 1993, and a Ph.D in fiber optics components from All-Union Scientific Research Institute of General Techniques Standardization in Moscow in 1989.

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

Olga N. Turischeva has served as Director of Marketing of our company since January 2001. From 1998 to December 2000, she served as Marketing Director of Bosch und Siemens Hausgeraete in Moscow. Ms. Turischeva received a degree in economics from Moscow State University.

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

Igor V. Orlov has served as Chief Compliance Officer of our company since February 2004 and as head of our company’s Corporate Governance Group since February 2003. From February 1999 until January 2003, Mr. Orlov served as Legal Advisor and Deputy Director of Corporate Affairs at Nestlé Food LLC in Moscow. Mr. Orlov graduated from the Law Faculty of Moscow State University in 1995 and has obtained additional legal training from the Central European University and Brigham Young University, J. Reuben Clark Law School.

Georgy V. Silvestrov has served as Secretary of the board of directors of our company since January 1999. Mr. Silvestrov served as Chief Compliance Officer of our company from June 1999 until February 2003, and as General Counsel of our company from July 1998 to June 1999. Mr. Silvestrov served as the head of the legal department of Sistema from November 1995 to June 1998. He received a Candidate of Law Sciences degree in international law from the Institute of State and Law of the USSR Academy of Sciences and graduated from the Law Faculty of Moscow State University.

Alexander Gersh has been a member of our audit commission since June 2003. Mr. Gersh is currently the Chief Financial Officer of FLAG Telecom, a leading provider of wholesale network transport and communications services. Previously, Mr. Gersh was the Chief Financial Officer of NextiraOne LLC and Transora. From 1998 through 2001, Mr. Gersh was Chief Financial Officer of BT Cellnet, a subsidiary of British Telecommunications Plc, which is one of the largest cellular service providers in Europe and Chief Financial Officer of BT Europe for British Telecommunications Plc. From 1994 through 1997, Mr. Gersh served as Finance Director for Europe, the Middle East and Africa and Chief Financial Officer of St. Petersburg Telecom, a subsidiary of Motorola, Inc. Mr. Gersh is a member of the Institute of Certified Public Accountants. Mr. Gersh graduated with a B.A. from Baruch College (City University of New York).

Knut Giske has been a member of our audit commission since June 2003. Mr. Giske currently serves as Vice President of Finance of Telenor Mobile, a position that he has held since 2000. Prior to joining Telenor, Mr. Giske spent nine years with Arthur Andersen & Co, as an auditor, senior auditor and manager. Mr. Giske graduated with a B.A. degree from the Norwegian School of Management and an MBA in finance from Northern Illinois University. Mr. Giske became a State Authorised Public Accountant in Norway in 1994.

Nigel J. Robinson has been a member of our audit commission since July 2001. Mr. Robinson currently serves as the Director of Corporate Development Finance and Control of Alfa Group, a position that he has held since January 2000. Mr. Robinson is responsible for overseeing the financial control and corporate governance structures of Alfa Group’s holding company and its subsidiary structures. Mr. Robinson serves on the Supervisory Board of the Consortium Alfa Group and on the supervisory boards of three of Alfa Group’s major subsidiary structures. Prior to joining Alfa Group, Mr. Robinson spent six years with Price Waterhouse (now PricewaterhouseCoopers) in the firm’s audit and business advisory group, four of which were in the firm’s Moscow office and two years as a senior manager responsible in the firm’s St. Petersburg office. Mr. Robinson trained and qualified as a Chartered Accountant with Touch Ross, London, U.K., and is a member of the Institute of Chartered Accountants in England and Wales. Mr. Robinson received a diploma in accounting from Norwich City College of Further and Higher Education in the United Kingdom.

B.    Compensation

We paid our directors, senior managers and audit commission members an aggregate of approximately US$9.2 million for services provided during 2003, including approximately US$2.8 million in stock option payouts.

On June 27, 2003, our shareholders approved a new compensation arrangement for our directors to account for their increased responsibilities in light of recent corporate governance legislative reforms. Specifically, each independent director currently receives annual compensation of US$50,000. Each director who is not independent receives annual compensation of US$20,000. All of our directors are reimbursed for expenses incurred in connection with service as a member of our board of directors. Prior to the approval of this new compensation arrangement, directors who were also employees of our company received US$500 for participating in our board meetings, whether conducted in person, by telephone or by written consent. Directors who were not also employees of our company received US$2,500 for participating in board meetings in person and US$500 for participating in board meetings that took place by telephone or written consent.

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

This phantom stock plan for directors replaces the plan that was approved by the shareholders in 1998. As of April 30, 2004, an aggregate of 61,000 phantom ADSs had been granted to our directors under our previous phantom stock plan, of which 61,000 are currently redeemable or are redeemable within 60 days of the date of this Annual Report on Form 20-F.

Our senior managers participate in a separate phantom stock plan, pursuant to which they receive phantom ADSs in an amount determined by our CEO and General Director. Our board of directors determines the aggregate amount of phantom ADSs that our CEO and General Director may grant to our senior managers in each calendar year. For 2004, the board of directors has authorized our CEO and General Director to grant up to 150,000 phantom ADSs to our senior managers in addition to the 150,000 phantom ADSs that were authorized to be granted in 2003. Phantom ADSs granted under the plan for our senior managers have a term of three years. A senior manager, upon redemption of a phantom ADS, will receive, for each phantom ADS, cash in an amount equal to:

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

A senior manager may redeem up to 50.0% of the phantom ADSs granted to him or her on or after the first anniversary of the grant date. The remaining 50.0% of the phantom ADSs may be redeemed on or after the second anniversary of the grant date. In the event of the termination of employment of a senior manager, any phantom ADSs that have not yet become redeemable will terminate. Our board of directors may also decide to grant phantom ADSs to our CEO and General Director under the plan for our senior managers. As of April 30, 2004, an aggregate of 225,000 phantom ADSs had been granted to our senior managers, of which 60,000 are currently redeemable or will become redeemable within 60 days of the date of this Annual Report on Form 20-F. No phantom ADSs have been issued to our CEO and General Director.

Our senior managers and members of our audit commission are also eligible to participate in our 2000 stock option plan.

On June 27, 2003, our shareholders approved a new compensation arrangement for audit commission members to account for their increased responsibilities in light of recent corporate governance legislative reforms. Specifically, the chairman of our audit commission receives annual compensation of US$50,000 and each of the other members of our audit commission receives annual compensation of US$20,000. All of the members of our audit commission are reimbursed for expenses incurred in connection with service as a member of our audit commission. Prior to the approval of this new compensation arrangement, the members of the audit commission received annual compensation in the amount of US$3,000 plus US$500 for participating in each audit commission meeting. In addition, the members of our audit commission were reimbursed for expenses incurred in connection with service on our audit commission.

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

C.    Board Practices

Our board of directors currently consists of nine persons, four of whom were nominated by Alfa Group, four of whom were nominated by Telenor and one of whom was nominated by Telenor and approved by Alfa Group. The members of our current board of directors were elected at the June 27, 2003 annual general meeting of our shareholders and will serve until our next annual general meeting of shareholders on May 26, 2004, unless the board in its entirety is terminated prior to the expiration of its term upon a decision of our shareholders. In accordance with Russian law, if a board member submits a resignation, the resignation should be accepted by shareholders at a general meeting in order to be effective. The current board of directors has been nominated for election to the board of directors to serve until the annual general meeting of shareholders in 2005.

We have not entered into any service contracts with any of our current directors providing for benefits upon termination of service.

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

Our audit commission is currently comprised of Alexander Gersh, Knut Giske and Nigel Robinson. We are required under Russian law and our charter to maintain an audit commission. Our audit commission assists our company with oversight responsibility and reviews our systems of internal controls and our auditing, accounting and financial reporting processes. Under Russian law and our charter, a member of our audit commission may not simultaneously serve as a member of our board of directors or hold a management position in our company, such as CEO or General Director.

D.    Employees

As of December 31, 2003, we had approximately 6,260 full time and contract employees working for us in various capacities, including approximately 13 in executive and managerial positions, approximately 1,478 in engineering and construction, approximately 1,294 in sales and marketing, approximately 1,144 in finance, administration and other support functions, approximately 1,804 in subscriber service, approximately 73 in site acquisitions and regional projects and approximately 458 in our products department. We had approximately 4,670 full time and contract employees working for us in various capacities as of December 31, 2002. We have not experienced any work stoppages and consider relations with our employees to be good.

E.    Share Ownership

As of April 30, 2004, our directors and senior managers beneficially owned an aggregate of 131,700 shares of our common stock, representing approximately 0.28% of our voting stock. As of April 30, 2004, none of our directors or senior managers beneficially owned more than 1.0% of any class of our capital stock.

In December 2003, we amended and restated our 2000 Stock Option Plan, which was originally adopted by our Board of Directors on December 20, 2000. The purpose of the plan is to grant options to certain of our officers, employees, directors and consultants to acquire shares of common stock of our company. Options are granted by VC ESOP N.V., an indirect wholly-owned subsidiary of our company. Our stock option plan is administered by a three-person committee, appointed by VC ESOP N.V., that determines to whom options are granted under the plan, the number of options that are granted and the terms and conditions of option grants, including the exercise price per share. The stock option plan authorizes the issuance of options to acquire up to 250,000 of our shares of common stock. As of April 30, 2004, 89,500 options to acquire shares of our common stock were outstanding, of which 38,500 options are currently exercisable or are exercisable within 60 days of the date of this Annual Report on Form 20-F.

The exercise prices of the 89,500 options outstanding as of April 30, 2004 ranged from US$23.60 per share (US$17.70 per ADS) to US$52.40 per share (US$39.30 per ADS). The options granted vest at varying rates over two to three year periods and vesting periods for certain employees will be accelerated if certain events specified in the stock option plan occur. The 89,500 currently exercisable options outstanding as of April 30, 2004 are exercisable until dates ranging from the present date to December 2006.

If a plan participant ceases to be an employee of our company or any of our affiliates (other than due to death or disability or for cause) or ceases to otherwise be eligible to participate in the plan, the individual will have the right to exercise vested options for the earlier of 45 days after the date of termination of employment and December 31, 2006.

In case of death or permanent disability of a plan participant, his or her beneficiaries will automatically acquire the right to exercise those options that have vested prior to the death or permanent disability for the earlier of 190 days and 90 days in the event of death and permanent disability, respectively, and December 31, 2006.

If a plan participant ceases to be an employee of our company or any of our affiliates for cause, then the right to exercise options will terminate immediately unless waived by the stock option committee discussed above.

ITEM 7.	Major Shareholders and Related Party Transactions

A.    Major Shareholders

The following table sets forth information regarding those shareholders of our company that we have ascertained from public filings beneficially owned 5.0% or more of either class of our capital stock as of April 30, 2004. As of April 30, 2004, we had 40,332,201 issued and outstanding shares of common stock and 6,426,600 issued and outstanding shares of preferred stock. None of our major shareholders have different voting rights.

Shareholder	Number of Common Shares	Percent of Common Stock	Number of Preferred Shares	Percent of Voting Stock
Telenor East Invest AS(1)	11,689,713	28.98%	—	25.0% plus 13 shares
Eco Telecom Limited(2)	5,263,102	13.05%	6,426,600	25.0% plus two shares
FMR Corp.(3)	3,210,457	7.96%	—	6.9%

(1)	As reported on Schedule 13D, Amendment No. 17, dated September 12, 2003, filed by Telenor East Invest AS with the Securities and Exchange Commission, or the SEC. Telenor has been granted registration rights with respect to the shares of common stock held by it.
(2)	As reported on Schedule 13D, Amendment No. 6, dated on September 8, 2003, filed by Eco Telecom Limited, part of the Alfa Group of companies, with the SEC. Each share of our preferred stock is entitled to one vote. Eco Telecom Limited has been granted registration rights with respect to the shares of common stock held by it.
(3)	As reported on Schedule 13G, dated on February 17, 2004, filed by FMR Corp. with the SEC.

Significant changes in the percentage ownership held by our major shareholders during the last three years are set forth below in “—B. Related Party Transactions.”

Based on the holdings of our common stock at April 30, 2004, we estimate that approximately 56.5% of our common stock was held in the United States by The Bank of New York, as depositary on behalf of approximately 6,350 holders of ADSs.

B.    Related Party Transactions

Alfa Group/Telenor Transaction

Overview

On November 5, 2001, Alfa Group, through Eco Telecom Limited, part of the Alfa Group of companies, completed the purchase of 5,150,000 newly-issued common shares for US$103.0 million. Pursuant to the terms of the transaction agreements, which were signed on May 30, 2001, we contributed this US$103.0 million

(together with an additional US$15.6 million of our own funds, at the exchange rate as of the date of contribution) as equity to VimpelCom-Region, representing the first of three tranches of equity investments.

In addition to Alfa Group’s purchase of newly-issued shares from our company, on November 5, 2001, Alfa Group also purchased 6,426,600 preferred shares and 113,102 common shares, for an aggregate consideration of approximately US$26.9 million, from entities controlled by Dr. Dmitri Zimin, our founder and honorary President. In addition, in order to maintain its percentage ownership interest in our company, Telenor purchased 3,744 common shares that we were holding as treasury shares for a purchase price of approximately US$74,880 and 1,233,369 common shares from entities controlled by Dr. Zimin, for approximately US$24.6 million. The foregoing transactions resulted in Alfa Group owning 25.0% plus two shares of our voting capital stock and Telenor owning 25.0% plus 13 shares of our voting capital stock.

On December 3, 2001, as contemplated by the agreements signed on May 30, 2001, VimpelCom-Region sold to Alfa Group 1,323 newly-issued shares of Type-A convertible voting preferred stock of VimpelCom-Region for an aggregate purchase price of approximately US$442.40. In addition, on December 3, 2001, we sold to Alfa Group one share of common stock of VimpelCom-Region for a purchase price of 1,196,000 rubles, or approximately US$40,000. These acquisitions resulted in Alfa Group owning 25.0% plus one share of the outstanding voting capital stock of VimpelCom-Region as of December 3, 2001.

On November 12, 2002, the second tranche of equity investments in VimpelCom-Region was completed when Alfa Group, Telenor and VimpelCom each purchased 1,462 common newly-issued shares for approximately US$58.5 million each. In addition, the preferred stock beneficially owned by Alfa Group was redistributed among Alfa Group, VimpelCom and Telenor so that each party owned the same percentage of the voting capital stock of VimpelCom-Region that each would have owned had the preferred stock not been issued to Alfa Group. On August 27, 2003, Alfa Group completed the third and final tranche of equity investment in VimpelCom-Region by purchasing 1,463 newly-issued common shares for approximately US$58.5 million. Following the third tranche of Alfa Group’s equity investment in VimpelCom-Region, Alfa Group owns 29.8% of VimpelCom-Region’s outstanding voting capital stock. VimpelCom and Telenor own 55.3% and 14.9%, respectively, of the voting stock of VimpelCom-Region.

Our shareholders approved at our annual general meeting of shareholders on May 15, 2002 amendments to the Primary Agreement, dated as of May 30, 2001, by and among VimpelCom, VimpelCom-Region, Alfa Group and Telenor, as well as certain other matters relating to the financing of VimpelCom-Region. The amended Primary Agreement and related documentation, effective as of May 15, 2002, provide, among other things, that:

•	We will provide VimpelCom-Region with a combination of secured loans, guarantees of VimpelCom-Region debt and/or leases of equipment and other assets with a total value of up to US$92.0 million, and each with terms of up to six years, either directly or through a subsidiary. The value of the leases will be the depreciated value of the equipment and other assets determined when entering into the leases. We will also provide VimpelCom-Region with unsecured credits, either directly or through a subsidiary, of up to US$30.0 million, with terms of up to six years.

•	To the extent that external financing is not obtained by February 2005 in an amount necessary to meet VimpelCom-Region’s five-year funding plan, VimpelCom-Region will give each of its shareholders the opportunity to contribute to its capital in the amount of cash necessary to make up the funding shortfall on a pro rata basis. In exchange for such capital contribution, each contributing shareholder will receive newly-issued shares of common stock of VimpelCom-Region. If any shareholder does not exercise its right to make such contribution in full, the other shareholders will have the right to contribute all or a portion of such shareholder’s funding shortfall on a pro rata basis. The shareholders of VimpelCom-Region are required to vote in favor of and take all actions necessary to effect the issuance of shares of common stock in connection with such contributions, on the condition that the aggregate amount of the additional funds raised by VimpelCom-Region (excluding the capital increases in connection with the closings of the second and third tranches in November 2002 and November 2003) will not exceed US$300.0 million; and

•	VimpelCom-Region’s board of directors was disbanded as part of an effort to create a unified management structure of VimpelCom and VimpelCom-Region, as discussed below.

Registration Rights

Alfa Group, Telenor and our company also entered into a registration rights agreement on May 30, 2001, which provides Alfa Group and Telenor with demand and piggyback registration rights with respect to our ADSs and shares of our common stock, but not with respect to any warrants or other securities convertible into or exchangeable for our common stock. Demand and piggyback registration rights may be assigned to permitted transferees and other persons who hold, in the aggregate, at least 25.0% plus one share of our voting capital stock.

Pursuant to the demand registration right, if we receive a written request from Alfa Group or Telenor to effect a registration of ADSs and/or shares of our common stock under the Securities Act, the anticipated aggregate offering price of which exceeds US$20.0 million, we will (subject to certain exceptions), as soon as practicable after receipt of the demand, use our best efforts to effect a registration covering these securities. The registration rights agreement also provides that we will not, without the prior written consent of Alfa Group and Telenor, include any of our securities, or the securities of any other person, in any such registration.

Pursuant to the piggyback registration right, if we register any of our securities in connection with an underwritten offering and sale for cash, either for our own account or the account of another one of our shareholders exercising its demand registration right, then we will (subject to certain exceptions) include any ADSs and/or shares of our common stock that Alfa Group and/or Telenor requests to be included in that registration. Any single request made by Alfa Group or Telenor pursuant to its piggyback registration right may not exceed an aggregate of 50.0% of the ADSs or our common stock that it owns at the time of such request, unless it holds less than 7.5% of our issued and outstanding common stock at such time. The piggyback registration right, however, is conditioned on Alfa Group or Telenor, as the case may be, owning or controlling at least 5.0% of our issued and outstanding common stock.

In addition, the rights and obligations of Alfa Group and Telenor, respectively, under the registration rights agreement (other than indemnification rights and obligations) will terminate on the date that such shareholder owns less than 5.0% of our issued and outstanding common stock.

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

Pursuant to the terms of a shareholders agreement, dated as of May 30, 2001, among us, Alfa Group, Telenor and VimpelCom-Region, as amended on May 15, 2002, which we refer to in this Annual Report on Form 20-F as the VimpelCom-Region shareholders’ agreement, a VimpelCom-Region shareholder has certain rights and is subject to certain other restrictions on the transfer of its VimpelCom-Region securities, including:

•	a right of first refusal in favor of the other shareholders of VimpelCom-Region;

•	a “drag-along” obligation to sell that shareholder’s VimpelCom-Region securities upon the request of another shareholder of VimpelCom-Region who is selling securities representing more than 50.0% of VimpelCom-Region’s outstanding voting securities;

•	a co-sale right in favor of the other shareholders of VimpelCom-Region; and

•	certain restrictions on pledging shares.

VimpelCom Board of Directors

Under the terms of a shareholders’ agreement, dated as of May 30, 2001, Telenor and Alfa Group have certain rights to nominate candidates to our board of directors. For a summary discussion of Telenor’s and Alfa Group’s nomination rights, please refer to the section of this Annual Report on Form 20-F entitled “Item 6—Directors, Senior Management and Employees—Directors and Senior Management.”

The Unified Management Structure of VimpelCom-Region and VimpelCom

On May 24, 2002, the board of directors of VimpelCom-Region was disbanded in favor of a unified management structure with VimpelCom. Under this unified structure, the General Director of VimpelCom-Region reports to the CEO and General Director of VimpelCom. Key issues with respect to the business of VimpelCom-Region are referred to the shareholders of VimpelCom-Region. We have agreed to vote our shares of VimpelCom-Region in accordance with decisions approved by at least 80.0% of all of the members of our board of directors in accordance with the procedural regulations of our board of directors. Management unification was intended to increase the operational synergies between VimpelCom and VimpelCom-Region and accelerate the pace of our national expansion.

Under the terms of the VimpelCom-Region shareholders agreement currently in effect, the General Director of VimpelCom-Region is appointed by a simple majority vote of the shareholders of VimpelCom-Region. We own a majority of the voting shares of VimpelCom-Region. Pursuant to the Procedural Regulations of our board of directors, our CEO and General Director has the sole authority to vote our shares with respect to the appointment of the General Director of VimpelCom-Region.

Possible Business Combination Between VimpelCom and VimpelCom-Region

On August 28, 2003 our board of directors recommended to our shareholders to approve the merger of VimpelCom and VimpelCom-Region and the related issuance of new common shares in exchange for the 44.7% stake in VimpelCom-Region that we do not currently own. These recommendations were submitted for shareholder approval at an Extraordinary General Meeting of Shareholders of VimpelCom held in Moscow on October 24, 2003. The shareholders at the Extraordinary General Meeting of Shareholders overwhelmingly approved the merger of VimpelCom and VimpelCom-Region, with more than 99.6% of the voted shares in favor of the merger and the related issuance of 10,948,821 new common shares (the equivalent of 14,598,428 ADSs) in exchange for a 44.7% stake in VimpelCom-Region. As interested parties to a number of the proposed transactions, Alfa Group and Telenor were not eligible to vote on certain resolutions. On a fully diluted basis, the issue of new common shares of VimpelCom represents a 21.4% economic dilution for the shareholders of VimpelCom. The proposed exchange of shares reflected a valuation ratio of 0.91:1 between VimpelCom-Region and the rest of our company (predominantly our Moscow business), implying that 33.6% of VimpelCom’s market capitalization at that time was attributable to our 55.3% stake in VimpelCom-Region. Upon completion of the merger, Telenor will own approximately 26.6% and 29.9%, respectively, and Alfa Group will own approximately 32.9% and 24.5%, respectively, of the company’s total voting stock and total common stock, respectively.

Non-Competition Agreement

Subject to certain exceptions, Telenor and Alfa Group have agreed not to, and have agreed not to permit any of their respective controlled affiliates to, engage in wireless mobile telecommunications businesses in Russia or own or control, directly or indirectly, more than 5.0% of the voting capital stock of any person or company engaged in a wireless mobile telecommunication business in Russia, other than VimpelCom, VimpelCom-Region and other of our controlled subsidiaries and investments held prior to May 30, 2001. These restrictions apply to Telenor and Alfa Group so long as they own at least 25.0% plus one share of VimpelCom’s or VimpelCom-Region’s voting capital stock.

In August 2003, our board of directors approved the granting of consent by our company to the Alfa Group’s purchase of an indirect 25.1% equity stake in the Russian cellular operator, MegaFon. The consent contemplates that the parties will explore a possible business combination between MegaFon and our company in the future.

Acquisitions from Telenor

In December 2002, VimpelCom-Region acquired from Telenor and another shareholder 100.0% of the outstanding shares of Extel, the largest mobile telecommunications service provider in the Kaliningrad region, for a purchase price of approximately US$25.3 million. VimpelCom-Region acquired 49.0% of these shares from Telenor. In addition, we agreed to extend a US$10.0 million credit line to Extel to replace an existing credit line previously guaranteed by Telenor.

During 2003, VimpelCom-Region acquired through two separate transactions 100.0% of the outstanding shares of StavTeleSot, the largest mobile telecommunications service provider in the Stavropol region, for an aggregate purchase price of approximately US$43.1 million. VimpelCom-Region acquired a total of 49.0% of these shares from Telenor. In addition, we agreed to extend a credit line to StavTeleSot in the amount of approximately US$9.2 million in order for StavTeleSot to repay a bank loan previously guaranteed by Telenor.

Service Obligation Agreements

In October 2003, we entered into a service obligation agreement with a subsidiary of Telenor that requires Telenor to provide us services related to telecommunications operations, including management advisory services, technical assistance and maintenance of network systems and equipment, industry information research and consulting, training of personnel and other services. The annual fee for the services is the equivalent of US$3.5 million, which is paid in monthly installments in Russian rubles. Telenor may elect to issue quarterly invoices with payment to Telenor in either Russian rubles or U.S. dollars, in which case the amount of each such invoice shall be treble the amount of a monthly invoice. The agreement specifies the rights and obligations of the parties to any intellectual property developed in connection with the agreement. We had a similar service obligation agreement with Telenor between April 1999 and October 2003. Under that agreement we paid Telenor US$0.8 million and US$9.5 million in 2002 and 2003, respectively. Secondees provided by Telenor to our company included our former CEO and General Director, Jo Lunder, and a number of other senior employees with substantial technical and industry expertise.

In October 2003, we entered into a service obligation agreement with a subsidiary of Alfa Group that requires Alfa Group to provide us services related to telecommunications operations including management advisory services, technical assistance and maintenance of network systems and equipment, industry information research and consulting, training of personnel, support of implementation of certain projects, assignment of qualified personnel and other services. The annual fee for the services is the equivalent of US$3.5 million, which is paid in monthly installments in Russian rubles. The invoice amount shall be the equivalent of 1/12 of the annual fee. Alfa Group may elect to issue quarterly invoices, in which case the amount of the invoice shall be treble the amount of the monthly installment. The agreement specifies the rights and obligations of the parties to any intellectual property developed in connection with the agreement.

VimpelCom has entered into a Services Agreement dated as of August 28, 2003 with Eco Telecom Limited and its affiliate Alfa-Eco M to obtain assistance in re-assigning the licenses and frequencies of VimpelCom-Region to VimpelCom in connection with the merger of VimpelCom-Region into VimpelCom. The Services Agreement provides for remuneration of US$3.5 million to be paid on the merger date.

Agreements with Combellga and Sovintel

As part of our strategy to attract new large corporate subscribers, we have entered into agreements with competitive local exchange carriers Combellga and Sovintel, which together control over 33.0% of their market. Combellga and Sovintel are wholly-owned by Golden Telecom. Alfa Group and Telenor own 40.0% and 19.5%, respectively, of Golden Telecom. In 2002, we paid approximately US$1.9 million to Combellga and approximately US$6.3 million to Sovintel under these agreements. In 2003, we paid approximately US$5.1 million to Combellga and approximately US$33.5 million to Sovintel under these agreements.

In addition, in 2003, VimpelCom-Region entered into an agreement with Sovintel for the construction of our network in St. Petersburg.

Agreements with Alfa Bank

We and VimpelCom-Region maintain some of our bank accounts at Alfa Bank, which is part of the Alfa Group of companies. Under the terms of our board’s approval, there is a US$25.0 million limit on the amount of our cash balances held at, and our advances to, Alfa Bank. As of March 31, 2004, we had balances at Alfa Bank of approximately US$4.6 million, excluding VimpelCom-Region’s permanent balances of up to US$2.0 million. In addition, we currently have an agreement with Alfa Bank that allows them to send SMSs to our subscribers who also are clients of Alfa Bank.

Loans to Employees

We have provided loans to some of our employees, including certain of our senior managers, in order for them to make house or apartment purchases. These loans are unsecured and are interest free. As of December 31, 2003, we had approximately US$0.3 million of employee loans outstanding. The loans mature on various dates and the last current repayment date for an outstanding loan is September 2008. No additional loans have been made to employees and no outstanding loans have been amended or extended since January 1, 2004.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” and the financial statements referred to therein.

B.	Significant Changes

Other than as disclosed below or otherwise in this Annual Report on Form 20-F, there have not been any significant changes since the date of the audited financial statements included as part of this Annual Report on Form 20-F.

On March 31, 2004, we furnished to the SEC under cover of Form 6-K a press release stating our intention to raise, subject to market and other conditions, approximately US$300.0 million of debt financing by the issuance of notes in the international bond markets. The offering of the notes is currently anticipated to close during the second quarter of 2004, but there can be no assurance that we will be able to complete this proposed offering. The notes will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The information in this Annual Report on Form 20-F about the proposed offering of notes shall not constitute an offer to sell or the solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

In April 2004, Sberbank provided our company with a five-year U.S. dollar-denominated secured non-revolving credit line of US$130.0 million. The credit line bears interest at the rate of 8.5% per annum, which may change upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. The credit line is repayable in eight equal quarterly installments over a two-year period, beginning on February 27, 2007 and ending on April 14, 2009. To date, we have not drawn down any amount under this facility. The end of the drawdown period under the credit line falls on April 15, 2005.

On May 7, 2004, we announced the interest rate of 9.9% for the third and subsequent semi-annual interest payments on Russian ruble-denominated bonds, issued on May 20, 2003 in an aggregate principal amount of 3 billion Russian rubles through VimpleCom Finance, or approximately US$101.9 million at the Central Bank of Russia exchange rate on December 31, 2003. The bonds are guaranteed by VimpleCom-Region and are scheduled for repayment on May 16, 2006. Bondholders have a put option exercisable between May 9 and May 18, 2004 at 100% of the nominal value of the bonds. The annual interest rate for the first two payments was 8.8%.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details

Price history

Each of our ADSs represents three-quarters of one share of our common stock. The following table sets forth, for the periods indicated, the reported high and low sales prices of our ADSs on The New York Stock Exchange and our common stock on the Russian Trading System, or RTS. There has been very limited trading of our common stock on the RTS.

For the purposes of this Annual Report on Form 20-F, the high and low prices of our common stock on the RTS are determined by the high and low amounts brokers have bid for our common stock during the periods indicated below.

	New York Stock Exchange Price Range of our ADSs				Russian Trading System Price Range of our Common Stock
Year Ended December	High		Low		High		Low
1999	US$	45.88	US$	12.19		—		—
2000	US$	53.19	US$	12.06	US$	40.00	US$	14.50
2001	US$	28.60	US$	12.50	US$	30.00	US$	15.00
2002	US$	36.40	US$	20.62	US$	47.00	US$	20.00
2003	US$	73.65	US$	30.00	US$	92.00	US$	40.50

	High		Low		High		Low
2002:
First quarter	US$	34.75	US$	25.30	US$	38.00	US$	26.00
Second quarter	US$	32.75	US$	22.26	US$	37.00	US$	28.00
Third quarter	US$	27.50	US$	20.62	US$	33.25	US$	20.00
Fourth quarter	US$	36.40	US$	23.65	US$	47.00	US$	30.50
2003:
First quarter	US$	39.85	US$	30.00	US$	49.50	US$	40.50
Second quarter	US$	48.00	US$	34.75	US$	62.50	US$	45.25
Third quarter	US$	63.44	US$	39.05	US$	82.00	US$	50.00
Fourth quarter	US$	73.65	US$	58.25	US$	92.00	US$	45.00
2004:
First quarter	US$	105.05	US$	68.89	US$	129.00	US$	90.00

	High		Low		High		Low
2003:
Month Ended
November	US$	69.50	US$	58.25	US$	89.50	US$	77.00
December	US$	73.65	US$	62.50	US$	92.00	US$	82.00
2004:
Month Ended
January	US$	80.14	US$	68.89	US$	102.00	US$	90.00
February	US$	86.68	US$	69.50	US$	110.00	US$	90.00
March	US$	105.05	US$	85.03	US$	129.00	US$	108.00
April	US$	109.21	US$	88.00	US$	140.00	US$	120.00

On April 30, 2004, the closing price per ADS on The New York Stock Exchange was US$89.76.

B.	Plan of Distribution

Not required.

C.	Markets

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

As of the date of this Annual Report on Form 20-F, our charter capital is 233,794.005 rubles, consisting of 40,332,201 issued and outstanding shares of common stock, with a nominal value of 0.005 rubles each, and 6,426,600 issued and outstanding shares of preferred stock, with a nominal value of 0.005 rubles each. Shares of our common stock held by our subsidiaries are treated as treasury shares for U.S. GAAP purposes but are not treated as such for purposes of Russian law. None of our shares of common or preferred stock are held in treasury for purposes of Russian law. Our charter authorizes us to issue an additional 49,667,799 shares of common stock, with a nominal value of 0.005 rubles each. As our shares of common stock and preferred stock have equal voting rights, we sometimes refer to them collectively as voting shares. Under Russian law, the total nominal value of all outstanding shares of our preferred stock may not exceed 25.0% of our charter capital.

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

Additionally, each fully paid share of preferred stock is convertible into one share of common stock at any time after June 30, 2016 at the election of the holder of the preferred stock. Upon conversion, the holder must pay us a conversion premium equal to 100% of the market value of one share of common stock at the time of conversion. As of the date of this Annual Report on Form 20-F, all of the issued and outstanding shares of our preferred stock are owned by Alfa Group. See “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders” and “—B. Related Party Transactions.”

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

Voting at our shareholder meetings is conducted on the principle of one vote per each share of common or preferred stock. However, the election of the board of directors is conducted by cumulative voting. The holders of common stock and the holders of preferred stock vote together as a single class. Decisions at our shareholder meetings are taken by the affirmative vote of at least a majority of votes present, except as specifically provided in the Russian Federal Law on Joint Stock Companies. For instance, the Russian Federal Law on Joint Stock Companies and our charter require the affirmative vote of at least 75.0% of the voting shares present at a shareholders meeting to approve certain decisions, including the following:

•	charter amendments;

•	a reorganization or liquidation;

•	the appointment of a liquidation commission;

•	the approval of interim and final liquidation balance sheets;

•	major transactions involving assets in excess of 50.0% of the balance sheet value of our assets, calculated in accordance with Russian accounting standards;

•	the determination of the maximum number of shares of common stock and preferred stock, as well as the nominal value and category (type) of, and the rights provided by, such shares;

•	the acquisition of our outstanding shares as provided for by Russian law; or

•	any issuance of shares of our common stock or preferred stock or securities convertible into shares of our common stock.

The quorum requirement for our shareholder meetings is met if more than 50.0% of the voting shares are present. If the 50.0% quorum requirement is not met, another shareholder meeting will be scheduled and the quorum requirement will be satisfied if at least 30.0% of the voting shares are present.

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

Any shareholder or group of shareholders owning in the aggregate at least 2.0% of our voting shares may introduce proposals to the agenda of an annual shareholder meeting and may nominate candidates to the board of directors and the audit commission. Any proposals or nominations, together with certain other information, including information regarding nominees, must be provided to us by January 30 of each year in order to be included on the agenda.

Extraordinary shareholder meetings may be convened by the board of directors, or at the request of the audit commission, independent auditor or any shareholder or group of shareholders owning in the aggregate at least 10.0% of the voting shares as of the date of the request.

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

Dividends and Dividend Rights

Russian law governs the amount of dividends we may distribute to our shareholders. Under the Russian Federal Law on Joint Stock Companies, dividends may only be paid out of our net profits for the current year, calculated in accordance with Russian accounting standards; provided, however, that:

•	our charter capital has been paid in full;

•	the value of our net assets, calculated in accordance with Russian accounting standards, is not less than the sum of, and would not, as a result of payment of the dividends, fall below the sum of:

–	our charter capital;

–	our reserve fund, which is described in greater detail below; and

–	the difference between the liquidation value set forth in our charter and the nominal value of the issued and outstanding shares of our preferred stock;

•	we have repurchased all shares from shareholders who have exercised their right to require us to repurchase their shares, as provided by Russian law; and

•	we are not, and will not become as a result of the payment of dividends, insolvent (as defined under Russian law).

The declaration of dividends, which may only be made annually, must be approved by the affirmative vote of holders of at least a majority of our voting shares at a shareholder meeting, based upon the recommendation approved by at least two-thirds of our board of directors. The dividends approved at a shareholder meeting may not be more than the amount recommended by our board of directors. Dividends are not payable on treasury shares (as such term is defined under Russian law).

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

In addition, the Russian Federal Law on Investor Protection provides that newly-issued shares may not be traded until the report on the results of the issuance of the shares is registered and the shares are fully paid.

Capital Decrease and Share Buy-Backs

Under Russian law, our shareholders that vote against or abstain from voting on certain decisions have the right to sell their shares to us at market value. Our obligation to purchase shares in these circumstances is limited to 10.0% of our net assets calculated at the time the decision is approved and in accordance with Russian accounting standards. In certain cases, the shares must be immediately canceled and, in other instances, the shares may be held as treasury, but must be re-sold within one year. Decisions that trigger this right to sell shares to us include:

•	a reorganization or liquidation;

•	the approval by shareholders of a “major transaction,” the value of which comprises more than a certain percentage of our assets (calculated in accordance with Russian accounting standards), in the event that our board of directors was unable to reach a unanimous decision to approve the transaction; and

•	the amendment of our charter in a manner that limits shareholder rights.

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

Our board of directors may authorize the repurchase of shares for cash provided that the aggregate nominal value of shares outstanding after the repurchase is at least 90.0% of the nominal value of the outstanding shares prior to the repurchase. We must either resell the repurchased shares within one year of their repurchase or our shareholders must decide to cancel them and, thereby, decrease our charter capital.

Under the Russian Federal Law on Joint Stock Companies, we may repurchase our issued shares only if, at the time of repurchase:

•	our charter capital has been paid in full;

•	the value of our net assets, calculated in accordance with Russian accounting standards, is not less than the sum of, and would not, as a result of such repurchase, fall below the sum of:

–	our charter capital;

–	our reserve fund, which is described in greater detail below; and

–	if we are repurchasing shares of our common stock, the difference between the liquidation value of the issued and outstanding shares of our preferred stock set forth in the charter and the nominal value of the issued and outstanding shares of our preferred stock;

•	we have repurchased all shares from shareholders who have exercised their right to require us to repurchase their shares, as provided by Russian law; and

•	we are not, and will not become as a result of the repurchase, insolvent (as defined under Russian law).

Preemptive Rights and Certain Anti-Takeover Protections

The Russian Federal Law on Joint Stock Companies grants existing shareholders a preemptive right to purchase on a pro rata basis shares or securities convertible into shares that we propose to sell in a public offering. In addition, Russian law provides that shareholders who vote against or do not participate in the voting on the placement of shares or securities convertible into our shares in a closed subscription (private placement) have a pre-emptive right to acquire shares or convertible securities proportionate to their existing holdings of our shares, except if the shares or securities convertible into shares are placed solely among existing shareholders in proportion to their existing holdings.

We have more than 1,000 holders of ADSs and, accordingly, we comply with the provisions of Russian law applicable to companies with more than 1,000 holders of common stock. Under Russian law, any person intending, individually or jointly with such person’s affiliates, to acquire 30.0% or more of the outstanding shares of common stock, including the number of shares held by such person, of a company with more than 1,000 holders of common stock, is required to notify the company in writing of such intention no earlier than 90 days and no later than 30 days prior to the day of such acquisition. Unless otherwise provided in the charter or a resolution adopted by holders of at least a majority of the voting shares present at a shareholder meeting (excluding the votes of the person who, individually or together with such person’s affiliates, has acquired 30.0% or more of the issued common stock), then within 30 days of such acquisition, the person acquiring the 30.0% or more interest must make an offer to buy all of the outstanding shares of common stock and/or securities convertible into shares of common stock. Currently, our charter contains a provision stating that these requirements will not apply.

However, our charter provides that any person who, independently or jointly with its affiliates, acquires our voting shares in one or more transactions and, as a result of such transaction or transactions), owns more than 45.0% of our issued and outstanding voting shares, must make an offer to buy all of the outstanding shares of our common stock at a price no lower than the weighted average price for the purchase of the shares of our common stock, taking into account the prices of purchases on all exchanges and over-the-counter markets on which the shares of our common stock (or ADSs representing shares of our common stock) are traded, during the six months preceding the date when shares of our common stock were acquired in excess of 45.0% of our issued and outstanding voting shares. Our charter also sets forth the detailed procedures to be followed when making such an offer.

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

In accordance with the Russian Federal Law on Joint Stock Companies, the board of directors may decide any issue that does not require a shareholder vote. Pursuant to our charter, meetings of the board of directors require the presence of at least two-thirds of its members, including at least one member nominated by each shareholder owning at least 25.0% plus one of our voting shares. The charter provides that actions taken by the board of directors require the affirmative vote of at least a majority of its members unless otherwise specified in the charter, the procedural regulations of the board of directors or applicable law. However, the procedural regulations of the board of directors may not reduce the voting requirements specified in the charter or applicable law. The following decisions require the affirmative vote of at least two-thirds of the directors present at a meeting of the board of directors:

•	recommending annual dividends to be paid on our common stock; and

•	approving the procedure for paying annual dividends on our common stock and preferred stock.

The following decisions require the affirmative vote of at least 80.0% of all members of the board of directors:

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

Interested Party Transactions

We are required by Russian law and our charter to obtain the approval of disinterested directors or our shareholders for certain transactions with “interested parties.” Interested parties are defined by Russian law and include, generally, any persons able to issue mandatory instructions to us, members of our board of directors, our President and Chief Executive Officer, and any shareholder that owns (together with any affiliates) at least 20.0% of our voting shares, if such person or such person’s relatives or affiliates are:

•	a party to, or beneficiary of, a transaction with us, whether directly or as a representative or an intermediary;

•	the owner of at least 20.0% of the issued and outstanding voting shares of a legal entity that is a party to, or beneficiary of, the transaction with us, whether directly or as a representative or an intermediary; or

•	a member of the board of directors or an officer of a legal entity that is a party to, or beneficiary of, a transaction with us, whether directly or as a representative or an intermediary.

Due to the technical requirements of Russian law, these same parties may also be deemed to be “interested parties” with respect to certain transactions within our group and, therefore, certain transactions between companies within our group require interested party transaction approval.

Because we have more than 1,000 shareholders, the Russian Federal Law on Joint Stock Companies requires that interested party transactions be approved:

•	by at least a majority vote of all directors who are not “interested” in the transaction on these issues, excluding our President and Chief Executive Officer; or

•	by at least a majority vote of shareholders who are not “interested” in the transaction (i.e., by more than 50.0% of the votes held by all “disinterested” shareholders) if:

–	the value of the transaction is equal to 2.0% or more of the book value of our assets (calculated in accordance with Russian accounting standards);

–	the transaction involves the issuance of voting shares or securities convertible into voting shares in an amount exceeding 2.0% of our voting shares; or

–	all members of the board of directors are not eligible to vote.

Major Transactions

We are required by Russian law and our charter to obtain the unanimous approval of the members of the board of directors (whether or not present at the meeting) of transactions involving property worth more than 25.0% but not more than 50.0% of the book value of our assets, calculated in accordance with Russian accounting standards. In the event that we are unable to obtain such unanimous approval, we are required to obtain the approval of holders of at least a majority of voting shares present at a shareholder meeting. For transactions involving property worth more than 50.0% of the book value of our assets, calculated in accordance with Russian accounting standards, we are required to obtain the approval of holders of at least three-quarters of the voting shares present at a shareholder meeting.

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

Pursuant to the Russian Civil Code, upon a liquidation, the claims of our creditors will be satisfied in the following order of priority:

•	individuals to whom we owe funds due to harm to health or life;

•	employees;

•	secured creditors;

•	payments to the budget and non-budgetary funds; and

•	other creditors.

In addition, our remaining assets will be distributed among our shareholders in the following order of priority:

•	payments to repurchase all shares from shareholders who have exercised their right to require us to repurchase their shares, as provided by Russian law, including from shareholders that either did not participate in the vote or voted against the liquidation and have elected to have their shares repurchased;

•	payments of accrued but unpaid dividends on the preferred stock and the liquidation value of the preferred stock; and

•	distribution of remaining assets among the holders of common and preferred stock on a pro rata basis.

Reserve Fund

Russian law requires that each joint stock company establish a reserve fund, which may only be used to cover the company’s losses, redeem the company’s bonds that have been issued under Russian law and redeem the company’s shares if other funds are not available. Our charter provides for a reserve fund of 15.0% of our charter capital, to be funded by annual transfers of 5.0% of our net profits, calculated in accordance with Russian accounting standards, until the reserve fund has reached this amount. As of December 31, 2003, we had a reserve fund of approximately 35,000 rubles, or approximately US$1,200 at the Central Bank exchange rate on December 31, 2003.

Share Registration, Transfers and Settlement

All of our issued shares are registered. Russian law requires each joint stock company to maintain a shareholder register. Ownership of registered shares is evidenced by entries made in the register. In October 1996, we retained the National Registry Company, a licensed independent registrar jointly owned by Computershare Investments (UK) Limited, Computershare Limited, the European Bank for Reconstruction and Development, the International Finance Corporation, Rosbank (a Russian bank) and Oil Investment Company NIKoil (a Russian financial institution), to maintain our shareholder register. Under the Russian Civil Code, a shareholder may transfer his or her rights in registered shares only in the manner and to the extent prescribed by law. All transfers must be in written form. When making entries on the register, the registrar may not require documents beyond what is required by current regulations. Any refusal to register shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, is void and may be disputed as prescribed by law.

C.	Material Contracts

The following summary of our material agreements, which are filed as exhibits to this Annual Report on Form 20-F or incorporated by reference into this Annual Report on Form 20-F, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of these agreements.

Telecommunications Licenses

We hold GSM licenses for seven out of Russia’s eight super-regions: the Moscow license area, the Central and Central Black Earth license area, the North Caucasus license area, the Northwest license area (which includes the City of St. Petersburg), the Siberian license area, the Ural license area and the Volga license area. In addition to the seven super-regional GSM licenses, we hold GSM licenses for the following six territories, all of which are located within the seven super-regions: Kaliningrad, within the Northwest region; Samara, within the Volga region; Orenburg, within the Ural region; and Stavropol, the Kabardino-Balkarskaya Republic and the Karachaevo-Cherkesskaya Republic, all within the North Caucasus region. These territorial GSM licenses are held through subsidiaries that VimpelCom-Region acquired in 2002 and 2003. We hold AMPS/D-AMPS licenses for the Moscow license area and eight other geographic areas: Kaluga, Novosibirsk, Orenburg, Ryazan, Samara, Tver, Vladimir and Vologda.

The principal terms of our GSM licenses and AMPS licenses, including the license area, issue date, start-of-service requirement, expiration date, line capacity requirement and territorial coverage requirement are discussed in “Item 4—Information on the Company—Licenses” of this Annual Report on Form 20-F. We also hold GPRS licenses and licenses to provide value added service both in the Moscow license area and in the regions. The GSM licenses for the seven super-regions, including the Moscow license area, and our GPRS and value added services licenses for the Moscow license area and any amendments to these licenses are listed as Exhibits 4.1 through 4.18 to this Annual Report on Form 20-F.

Mergers with VimpelCom-Region and KB Impuls

On October 24, 2003, our shareholders approved the merger of VimpelCom-Region into VimpelCom. Under the terms of the merger, Telenor and Alfa Group will receive, respectively, 3,648,141 and 7,300,680 newly-issued common shares of VimpelCom in exchange for their shares of voting capital stock of VimpelCom-Region. Upon completion of the merger, Telenor will own approximately 26.6% and 29.9%, respectively, and Alfa Group will own approximately 32.9% and 24.5%, respectively, of VimpelCom’s total voting stock and common shares. On April 16, 2004, our shareholders approved amendments to our charter that will become effective upon registration with the appropriate authority. Once these charter amendments are registered and certain ancillary steps taken (including the issuance of shares to Telenor and Alfa Group, and exclusion of VimpelCom-Region from the state register of legal entities), the merger of VimpelCom-Region into VimpelCom will be complete. We plan to register the charter amendment either when the licenses, frequencies and other permissions held by VimpelCom-Region are reissued to VimpelCom or when we receive assurance from the appropriate regulatory authority that they will be reissued to VimpelCom following the merger of VimpelCom-Region into VimpelCom. The current legal and regulatory regime is unclear about the timing and procedure of such transfer or reissuance in the event of a merger and we cannot assure you that we will be able to complete the merger.

On March 24, 2004, our board of directors recommended to our shareholders to approve the merger of our wholly-owned subsidiary, KB Impuls, into VimpelCom. KB Impuls holds our group’s GSM-900/1800 license and other related licenses, frequencies and permissions for the City of Moscow and the Moscow region. Our shareholders will vote on the merger at the annual general meeting of shareholders to be held on May 26, 2004. The merger of KB Impuls into VimpelCom is subject to various Russian regulatory approvals and the satisfaction of certain other conditions precedent, including the transfer or reissuance of the telecommunications licenses, frequencies and other permissions held by KB Impuls to VimpelCom.

For a description of some of the risks associated with the completion of the mergers of VimpelCom-Region and KB Impuls into our company and the corresponding transfer of licenses, frequencies and other permissions, please refer to the section of the Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to complete our mergers with VimpelCom-Region and KB Impuls or some or all of VimpelCom-Region’s and KB Impuls’s licenses, frequencies and other permissions are not transferred or reissued to us during the merger process, our business may be materially adversely affected.”

Alcatel Vendor Financing Agreements

Our subsidiary, KB Impuls, has entered into a number of vendor financing agreements with Alcatel for the purchase of GSM-900/1800 network infrastructure equipment and services. We have guaranteed the payment under all of KB Impuls’s agreements with Alcatel. The principal terms of our agreements with Alcatel are discussed in more detail in this Annual Report on Form 20-F in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Our agreements with Alcatel and certain amendments to these agreements are listed as Exhibits 4.19 through 4.46 to this Annual Report on Form 20-F.

Sberbank Credit Lines

In December 2002, Sberbank provided VimpelCom-Region with a five year secured credit line of US$70 million. In 2002, VimpelCom-Region drew down US$39.4 million and, as of March 27, 2003, VimpelCom-Region had drawn down the full amount of the credit line. The credit line currently bears interest at a rate of

8.5% per annum, which may change if certain events occur, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. The credit line will be repaid on a quarterly basis commencing in November 2004, with the last repayment scheduled for August 2007. The principal terms of VimpelCom-Region’s Sberbank credit line are discussed in more detail in this Annual Report on Form 20-F in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.” The agreement governing VimpelCom-Region’s Sberbank credit line, our guaranty of this credit line and an amendment of our guaranty are listed as Exhibits 4.51 through 4.52.1 to this Annual Report on Form 20-F.

In April 2004, Sberbank provided our company with a five-year U.S. dollar-denominated secured non-revolving credit line of US$130.0 million. The credit line bears interest at the rate of 8.5% per annum, which may change upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. The credit line is repayable in eight equal quarterly installments over a two-year period, beginning on February 27, 2007 and ending April 14, 2009. To date, we have not drawn down any amount under this facility. The end of the drawdown period under the credit line falls on April 15, 2005. The credit line will be secured by a pledge of telecommunications equipment, shares in certain of our directly and indirectly owned subsidiaries and real estate. Our company’s ability to draw upon the credit line is conditioned upon our company’s ability to pledge assets with a value sufficient to fully secure the borrowings under the credit line. The proceeds of the credit line may be used to finance the expansion of our business. The credit line with Sberbank contains certain restrictive covenants that, among other things, limit borrowings by our company and certain of our subsidiaries and requires that a specified amount of our company’s aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. The credit line also contains a financial covenant requiring that our company’s ratio of interest expense to OIBDA on a consolidated basis not exceed 3.0. The agreement governing VimpelCom’s Sberbank credit line is listed as Exhibit 4.50 to this Annual Report on Form 20-F.

Bayerische/Nordea Credit Line

In January 2003, we entered into a non-revolving credit line agreement with Bayerische Hypo- und Vereinsbank AG and Nordea Bank Sweden AB (publ) with a credit limit of US$35.7 million. The credit line may only be used to finance the acquisition of Ericsson telecommunications equipment. The credit line bears interest at the rate of six-month LIBOR plus 0.7%, which is payable semi-annually. Each of the three tranches under the credit line is repayable in six equal instalments, over a three-year period, which commences approximately four months prior to December 30, 2003, the date when delivery of the equipment that we purchased is completed. The principal terms of our agreement with Bayerische and Nordea are discussed in more detail in this Annual Report on Form 20-F in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Our agreement with Bayerische and Nordea is listed as Exhibit 4.53 to this Annual Report on Form 20-F.

Svenska Handelsbanken AB (publ) Credit Line

In February 2004, VimpelCom-Region entered into a non-revolving credit agreement with Svenska Handelsbanken AB (publ) with a credit limit of US$69.7 million. The credit line bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. The credit line is repayable in fourteen equal semi-annual installments over a seven-year period. Repayment commences not later than November 20, 2004. The end of the delivery period for the purchased equipment falls on October 20, 2004. The credit line is secured by a pledge of the telecommunications equipment acquired from Ericsson, a guarantee from the Swedish Export Credit Agency “EKN” and a guarantee from our company for 20.0% of the outstanding indebtedness under the loan. In addition to interest payments, VimpelCom-Region is obligated to pay EKN a fee in the amount of 9.82% of the total commitment under this loan. The credit line may only be used to finance the acquisition of Ericsson telecommunications equipment and to refinance the EKN Premium. VimpelCom-Region’s credit agreement with Svenska Handelsbanken AB (publ) contains certain covenants that, among other things, limit VimpelCom-Region’s ability to grant loans (with certain exceptions) and repay its debt to our company (the minimal level of indebtedness to our company is set at $110.0 million). In addition, these covenants limit VimpelCom-Region’s ability to effect a merger of VimpelCom-Region with other entities outside our group of companies. However, VimpelCom-Region is permitted to prepay at interest payment dates any amounts outstanding under this loan. VimpelCom and Svenska Handelsbanken AB (publ) will amend and restate this credit agreement with VimpelCom as the borrower upon completion of the proposed merger of VimpelCom-Region into VimpelCom. Svenska Handelsbanken AB (publ) and VimpelCom have already negotiated the terms of this amended and restated credit agreement. The interest rate, the repayment date and the guarantee from the EKN will remain the same. VimpelCom’s guarantee of VimpelCom-Region’s debt as described above and the restriction on VimpelCom-Region’s ability to pay debt to VimpelCom will cease to exist under this credit facility upon amendment and restatement of the credit agreement. The agreement governing VimpelCom-Region’s credit line with Svenska and our guaranty of this credit line are listed as Exhibits 4.54 and 4.55 to this Annual Report on Form 20-F.

Loan from J.P. Morgan AG

In April 2002, J.P. Morgan AG completed an offering of 10.45% Loan Participation Notes due 2005 for the sole purpose of funding a US$250 million loan to our company. The Loan Participation Notes are listed on the Luxembourg Stock Exchange and are without recourse to J.P. Morgan AG. The loan and the Loan Participation Notes will mature in April 2005. Interest on the loan and the Loan Participation Notes is payable semi-annually at an annual rate of 10.45%. The principal terms of the loan agreement are discussed in more detail in this Annual Report on Form 20-F in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.” The loan agreement that we entered into with J.P. Morgan AG is listed as Exhibit 2.2 to this Annual Report on Form 20-F. The trust deed, dated April 26, 2002, between J.P. Morgan AG and The Bank of New York, as trustee, which governs the rights of holders of the Loan Participation Notes, is listed as Exhibit 2.3 to this Annual Report on Form 20-F.

Investments by Alfa Group and Telenor

The agreements listed as Exhibit 4.48 to 4.66 to this Annual Report on Form 20-F were entered into in connection with our company’s, Alfa Group’s and Telenor’s transaction related to VimpelCom-Region. A brief summary of this transaction is provided in this Annual Report on Form 20-F in “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” and “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions—Alfa Group/Telenor Transaction.” For a further description of the terms of these agreements and the full text of these agreements, see our Reports of Foreign Issuer filed under cover of Form 6-K with the SEC on June 14, 2001, May 21, 2002 and August 28, 2003.

Acquisitions of StavTeleSot and Extel

In December 2002, VimpelCom-Region acquired from Telenor and another shareholder 100.0% of the outstanding shares of Extel for a purchase price of approximately US$25.3 million. During 2003, VimpelCom-Region acquired through two separate transactions 100.0% of the outstanding shares of StavTeleSot, the largest mobile telecommunications service provider in the Stavropol region, for an aggregate purchase price of approximately US$43.1 million. VimpelCom-Region acquired a total of 49.0% of these shares from Telenor. In addition, we agreed to extend a credit line to StavTeleSot in the amount of approximately US$9.2 million in order for StavTeleSot to repay a bank loan previously guaranteed by Telenor.

For more information about these acquisitions, please see the sections of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” and “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions—Acquisitions from Telenor.” The Extel and StavTeleSot acquisition agreements are listed as Exhibits 4.78 and 4.79, respectively, to this Annual Report on Form 20-F.

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

Under current Russian law, foreign investors may transfer abroad income received on investments in Russia, including interest, dividends, and proceeds from the sale of securities, subject to compliance with applicable regulations and payment of all applicable taxes and duties. Most capital transactions with foreign currencies require transaction-specific currency licenses from the Central Bank of Russia. Russian law generally requires a Central Bank license in order to buy or sell ruble-denominated securities in exchange for foreign currency. Specifically, an exchange of ruble-denominated securities for foreign currency between a resident and a nonresident requires a Central Bank license. Consequently, ADS holders not resident in Russia that elect to exchange their ADSs for our common stock may not be able to sell their shares of common stock to a Russian resident in exchange for foreign currency without first obtaining a license. The time and difficulty involved in obtaining a license has substantially limited trade in ruble-denominated securities with settlement in foreign currency between nonresidents and residents. Under current Russian law, it is not completely clear whether a license is required for exchanges of ruble-denominated securities for foreign currency between nonresidents. Although the prevailing interpretation of the relevant law is that a license is not required for transactions between nonresidents, in the future the Central Bank could attempt to extend the license requirements. Payments for newly-issued shares made by nonresidents in a foreign currency do not require a license. Consequently, a Russian company is not required to obtain a license in order to sell newly-issued stock to nonresidents for foreign currency.

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

A new framework currency law will take effect on June 18, 2004. This new law will empower the Russian Government and the Central Bank to further regulate and restrict currency control matters, including operations involving foreign securities and foreign currency borrowings by Russian companies. The law is expected to significantly liberalize Russian currency controls by abolishing the requirement to receive transaction-specific currency licenses from the Central Bank. However, certain currency operations will continue to be subject to generally applicable restrictions and requirements, such as posting reserves with the Central Bank and authorized banks, preliminary registration of certain accounts that are opened abroad and for performing certain currency operations and conducting certain transactions through special accounts at approved Russian banks.

There are no limitations imposed by Russian law or our charter with respect to owning, or exercising voting rights of, our common stock or ADSs that are unique to persons not resident in Russia or not citizens or legal entities of Russia.

E.	Taxation

The following discussion generally summarizes certain material United States federal and Russian income and withholding tax consequences to a beneficial owner arising from the ownership and disposition of shares of our common stock or ADSs. The discussion which follows is based on (a) the United States Internal Revenue Code of 1986, as amended, which we refer to in this Annual Report on Form 20-F as the Code, the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, (b) Russian law and (c) the Convention between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, which we refer to in this Annual Report on Form 20-F as the U.S./Russia Double Tax Treaty, all as in effect on the date hereof, and is subject to any changes (possibly on a retroactive basis) in these or other laws occurring after such date. It is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms.

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

Russian Tax Considerations

The following is a summary of certain Russian tax considerations regarding the purchase, ownership and disposition of the ADSs and shares of common stock. The summary is general in nature and is based on the laws of the Russian Federation in effect as at the date of this filing. The summary does not seek to address the applicability of any double tax treaty relief. In this regard, however, it is noted that there may be practical difficulties involved in claiming double tax treaty relief. Investors should consult their tax advisors with respect to the consequences of an investment in the ADSs and shares of common stock arising under the legislation of the Russian Federation or any political subdivision thereof. Please see “Item 3—Key Information—B. Risk Factors—Risks Related to the Legal and Regulatory Envirnoment in Russia—Russia’s unpredictable federal and local tax systems give rise to significant uncertainties and risks that complicate our tax planning and business decisions.” Under no circumstances should the descriptions set forth below be viewed as tax advice.

For the purposes of this filing, a Non-Resident Holder means: (i) a physical person, present in the Russian Federation for less than 183 days in a given calendar year or (ii) a legal person or entity not incorporated or otherwise organized in the Russian Federation (with no tax registration in Russia), which holds and disposes of ADSs or common stock other than through a permanent establishment in Russia.

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

Taxation of dividends

Dividends paid to a Non-Resident Holder generally will be subject to Russian withholding tax, which will be withheld by us, at a 15.0% rate for legal entities, and at a 30.0% rate for individuals. This tax may be reduced under the terms of a double tax treaty between Russia and the country of residence of the Non-Resident Holder. For example, the U.S./Russia Double Tax Treaty provides for reduced rates of withholding on dividends paid to holders that are U.S. Holders (as defined below) that are entitled to U.S./Russia Double Tax Treaty benefits; a 10.0% rate applies to dividends paid to U.S. Holders that are legal entities owning less than 10.0% of the entity’s outstanding shares and 5.0% for U.S. Holders that are legal entities owning 10.0% or more of the entity’s outstanding shares. See “—Procedure for obtaining double tax treaty relief.”

Taxation of capital gains

A Non-Resident Holder generally may be subject to Russian income tax in connection with the sale, exchange or other disposition of ADSs. However, there is no mechanism for withholding Russian income tax if ADSs are sold outside of Russia, provided that the ADSs are not sold to a Russian resident. Regardless of the residence of the purchaser, from January 1, 2002, a Non-Resident Holder that is a legal entity should not be subject to any Russian income or withholding taxes in connection with the sale, exchange or other disposition of ADSs if our assets consist of 50.0% or less of immovable property or if the ADSs are sold via foreign exchanges where they are legally circulated.

With the exception of the above, sales or other dispositions of ADSs to Russian residents are, in general, subject to Russian withholding tax. In the event of such a sale by a Non-Resident Holder that is a legal entity, a Russian resident purchaser that is a legal entity will be required to withhold 24.0% of any gain realized on the sale by the foreign legal entity. The gain will be determined as the difference between the sale price and all expenses relating to the acquisition, holding and alienation of ADSs paid by the Holder for the ADSs, provided that the Non-Resident Holder is able to present documents confirming such expenses. If a Non-Resident Holder is not able to present documents confirming expenses related to the acquisition, a Russian resident purchaser that is a legal entity will be required to withhold 20.0% of the sale’s proceeds. There is no mechanism for a Russian resident purchaser to withhold tax if the purchaser is an individual.

Income received by a Non-Resident Holder who is a physical person from the sale of ADSs to Russian residents is treated as Russian source income which is subject to a 30.0% rate. The individual must recognize income as the difference between sale proceeds and the actual documented expenses of the acquisition, holding and alienation of ADSs. Where the expenses are not documented and cannot be confirmed, full sale proceeds are subject to tax. The tax must be collected by the Russian agent via a withholding procedure. There is no mechanism for a Russian resident purchaser to withhold tax if the purchaser is an individual.

Generally, capital gains may be subject to tax only in the country of treaty residency of the individual recipient, unless the income is sourced to the other country. U.S. tax resident Holders, for example, are entitled to an exemption from Russian withholding tax on such disposals by virtue of the U.S./Russia Double Tax Treaty. See “—Procedure for obtaining double tax treaty relief”.

Procedure for obtaining double tax treaty relief

The procedure for obtaining double tax treaty relief is simplified under new legislative provisions. In order to take advantage of a double tax treaty, it is sufficient to provide the Russian tax agent (e.g., our company in the case of a payment of dividends) with confirmation of residency in a state with which Russia has concluded the relevant treaty. The confirmation of the Non-Resident Holder’s residency may be issued in the form of a letter from the competent authority of the Non-Resident Holder’s country, containing the tax identification number of the resident (if any), the period covered by the letter and the date of issuance. The letter should be duly signed and stamped. A U.S. Holder may obtain the appropriate certification by mailing a completed Internal Revenue Service Form 8802 to: IRS-Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, Pennsylvania 19114-0447. The procedures for obtaining certification are described in greater detail in Internal Revenue Service Publication 686 and the instructions to Form 8802. As obtaining the required certification from the Internal Revenue Service may take at least 30 days, U.S. Holders should apply for such certification as soon as possible.

If tax treaty clearance is not obtained and tax is withheld by a Russian resident on capital gains or other amounts, a Non-Resident Holder may apply for a tax refund by filing a package of documents with the Russian local tax inspectorate to which the withholding tax was remitted within 3 years from the withholding date for Non-Resident Holders which are legal entities. The package should include the appropriate form (1012DT for dividend income and 1011 DT for non-dividend income), confirmations of residence of the foreign Holder, a copy of the agreement or other documents substantiating the payment of income and documents confirming the transfer of tax to the budget. Under the provisions of the Tax Code, the refund of the tax should be effected within one month after the submission of the documents. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

United States Federal Income Tax Considerations

This summary of United States federal income and withholding tax consequences applies only to a U.S. Holder of ADSs or shares of common stock that is a resident of the United States for purposes of the U.S./Russia Double Tax Treaty and is fully eligible for benefits thereunder.

As used herein, the term U.S. Holder means a beneficial owner of common stock that is not a resident of the Russian Federation for Russian tax purposes and is: (i) a citizen or resident of the United States for United States federal income tax purposes; (ii) a corporation or partnership created or organized in or under the laws of the United States or a political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Internal Revenue Code (U.S. persons), have authority to control all substantial decisions of the trust, or a trust in existence on August 20, 1996, which was treated as a U.S. person under the law in effect immediately before that date which made a valid election to continue to be treated as a U.S. person under the Internal Revenue Code. The U.S./Russia Double Tax Treaty benefits discussed herein generally are not available to U.S. Holders who hold ADSs or shares of common stock in connection with the conduct of business in the Russian Federation through a permanent establishment or the performance of personal services in the Russian Federation through a fixed base. This summary does not discuss the treatment of such holders.

Since the United States federal income and withholding tax treatment of a U.S. Holder may vary depending upon particular situations, certain U.S. Holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, U.S. Holders subject to the alternative minimum tax, U.S. Holders who are broker-dealers in securities, U.S. Holders that have a “functional currency” other than the U.S. dollar, U.S. Holders that received common stock as compensation for services, and U.S. Holders that own, directly, indirectly or by attribution, 10.0% or more of the outstanding shares of common stock) may be subject to special rules not discussed below. In addition, this summary is generally limited to U.S. Holders who will hold ADSs or shares of common stock as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code and not as part of a “hedging transaction,” “straddle” or “conversion transaction” within the meaning of Sections 1221, 1092 and 1258 of the Internal Revenue Code and the regulations thereunder. The discussion below also does not address the effect of any United States state or local tax law or foreign tax law on a potential investor in the ADSs or shares of common stock.

For purposes of applying United States federal income and withholding tax law, a U.S. Holder of an ADR representing ADSs will be treated as the owner of the underlying shares of common stock represented thereby.

Taxation of dividends on ADSs or shares of common stock

Subject to the discussion under the heading “—United States Federal Income Tax Considerations—Passive Foreign Investment Company,” the gross amount of any dividend received by a U.S. Holder (determined without deduction for any Russian withholding taxes) with respect to ADSs or shares of common stock generally will be subject to taxation as foreign source dividend income to the extent such distributions are made from the current or accumulated earnings and profits of our company, as determined for U.S. federal income tax purposes. A dividend will be included in income when received by the U.S. Holder in the case of shares of common stock or by the Depositary in the case of ADSs. A U.S. corporate holder will not be allowed a deduction for dividends received in respect of distributions on ADSs or shares of common stock. A distribution, if any, in excess of such current and accumulated earnings and profits first will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the ADSs or common stock, and thereafter as a capital gain. The portion of any distribution to a U.S. Holder treated as a non-taxable return of capital will reduce such holder’s tax basis in such ADSs or common stock.

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

Russian withholding tax at the 10.0% rate provided under the U.S./Russia Double Tax Treaty will be treated as a foreign income tax. Subject to generally applicable limitations, foreign income taxes may be credited against a U.S. Holder’s U.S. federal income tax liability or, at the election of the U.S. Holder, may be deducted in computing taxable income. If Russian tax is withheld at a rate in excess of the 10.0% rate provided for in the U.S./Russia Double Tax Treaty, a U.S. Holder generally will not be entitled to credit the excess amount withheld, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain.

Distributions of additional ADSs or shares of common stock to a U.S. Holder with respect to its ADSs or shares of common stock that are made as part of a pro rata distribution to all holders of ADSs and shares of common stock generally will not be subject to United States federal income tax.

Taxation on sale or exchange of ADSs or shares of common stock

Subject to the discussion under the heading “—United States Federal Income Tax Considerations—Passive foreign investment company,” the sale of ADSs or shares of common stock generally will result in the recognition of U.S.-source gain or loss in an amount equal to the difference between the amount realized on the sale and the U.S. Holder’s adjusted basis in such ADSs or shares of common stock. If a U.S. holder disposes of ADSs or shares of common stock for foreign currency, the amount realized will generally be the U.S. dollar value of the payment received, determined using the spot rate on the settlement date for the sale. Gain or loss upon the sale of ADSs or shares of common stock will be capital gain or loss and will be long-term capital gain or loss if the ADSs or shares of common stock have been held for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder with respect to ADSs or shares of common stock will be subject to tax at a rate not in excess of 15.0%. However, special rules may apply to a redemption of common stock which may result in the proceeds of the redemption being treated as a dividend. Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. If a U.S. Holder receives a currency other than the U.S. dollar (e.g., Russian rubles) upon a sale or exchange of ADSs or common stock, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such currency will be U.S. source ordinary income or loss. However, if such currency is converted into U.S. dollars on the date received by the U.S. Holder, the U.S. Holder generally should not be required to recognize any additional gain or loss on such conversion.

In general, under the present U.S./Russia Double Tax Treaty, gain recognized by a U.S. Holder from such a sale would not be subject to Russian income tax, provided that certain administrative formalities required under Russian law are met. See “—Russian Income and Withholding Tax Considerations—Taxation of Capital Gains.” If Russian income tax is withheld on the sale of ADSs or shares of common stock, a U.S. Holder may not be entitled to a tax credit for the amount withheld, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain.

Passive foreign investment company

In general. The foregoing discussion assumes that we are not currently, and will not be in the future, classified as a passive foreign investment company, which we refer to in this Annual Report on Form 20-F as a PFIC, within the meaning of the Internal Revenue Code. Generally, if during any taxable year of a non-U.S. corporation, 75.0% or more of such non-U.S. corporation’s gross income consists of certain kinds of “passive”

income, or if 50.0% or more of the average value (or if the non-U.S. corporation so elects, the average adjusted basis) during a taxable year of such non-U.S. corporation’s assets are “passive assets” (generally assets that generate passive income), such non-U.S. corporation will be classified as a PFIC for such year.

Based on our current and projected income, assets and activities, we do not believe that we will be classified as a PFIC for our current or any succeeding taxable year. However, because PFIC status is a factual matter that must be determined annually, there are no assurances in this regard.

Consequences of PFIC classification. If we were classified as a PFIC for any taxable year in which a U.S. Holder is a holder of ADSs or common stock, such holder would be subject to special rules, generally resulting in increased tax liability in respect of gain realized on the sale or other disposition of ADSs or common stock or upon the receipt of certain distributions on ADSs or common stock. For example, gain recognized on disposition of PFIC stock or the receipt of an “excess distribution” from a PFIC is: (1) treated as if it were ordinary income earned ratably on each day in the taxpayer’s holding period for the stock at the highest marginal rate in effect during the period in which it was deemed earned and (2) subject to an interest charge as if the resulting tax had actually been due in such earlier year or years. An “excess distribution” is the amount of any distribution received by a U.S. Holder during the taxable year that exceeds 125.0% of the immediately preceding three year average of distributions received from the corporation, subject to certain adjustments.

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

QEF Election. A U.S. Holder of a PFIC who makes a Qualified Electing Fund election, or a QEF Election, will be taxable currently on its pro rata share of the PFIC’s ordinary earnings and net capital gain, unless it makes a further election to defer payments of tax on amounts included in income for which no distribution has been received, subject to an interest charge. Special adjustments are provided to prevent inappropriate double taxation of amounts so included in a U.S. Holder’s income upon a subsequent distribution or disposition of the stock.

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

We file and submit reports and other information with the SEC. Any documents that we file and submit with the SEC may be read and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. We file our annual reports on Form 20-F and submit our quarterly results and other current reports on Form 6-K.

I.	Subsidiary Information

Not required.

ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations. In accordance with our policy, we do not enter into any treasury management transactions of a speculative nature.

The Russian ruble is generally non-convertible outside Russia, so our ability to hedge against further devaluation by converting to other currencies is limited. Further, our ability to convert Russian rubles into other currencies in Russia is subject to rules that restrict the purposes for which conversion and payments of foreign currencies are allowed. To the extent it is permitted under Russian regulations, we keep our cash and cash equivalents in interest bearing accounts, in U.S. dollars and Euros, in order to manage against the risk of Russian ruble devaluation. We maintain bank accounts denominated in Russian rubles, U.S. dollars and Euros. Although we attempt to match revenue and cost in terms of their respective currencies, we may experience economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations. Under Russian profit tax rules, maintaining cash balances denominated in any foreign currency creates taxable translation gains.

Given that much of our capital expenditures and operating costs are indexed to, or denominated in, U.S. dollars, including service costs, employee compensation expenses and interest expenses, we have taken specific steps to minimize our exposure to fluctuations in the Russian ruble. Although Russian currency control regulations require us to collect virtually all of our revenues in Russian rubles, we price and invoice in U.S. dollars and index our invoices and collections to the applicable U.S. dollar exchange rates. The average period of bank transfer from our customers’ bank accounts to our bank accounts is one business day. Our average daily cash receipts (including roaming) exceed the Russian ruble equivalent of US$5.3 million. This amount represents an exposure to changes in the exchange rate of the Russian ruble in respect of money in transit. In addition we have Russian ruble exposure from our VAT recoverable balance which is denominated in Russian rubles and may depreciate over time.

Most of our equipment financing obligations are denominated in Euros, which exposes us to risks associated with the changes in Euro exchange rates. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. In May 2002, we entered into a forward agreement with Citibank providing for the purchase, in November 2002, of €5.0 million at a rate of €0.897 per U.S. dollar. In August 2002, our subsidiary KB Impuls entered into a forward agreement with Citibank providing for the purchase of €89.9 million in U.S. dollars at a rate of €0.9599 per U.S. dollar in several installments during the period from January 2003 to January 2006. In accordance with the agreement dated August 2002, KB Impuls made a prepayment to Citibank in the amount of US$8.0 million, which was returned in full in September 2003. As of December 31, 2003, the fair value of the forward agreement between KB Impuls and Citibank was US$14.0 million. During 2003, we entered into forward agreements with Standard Bank. As of December 31, 2003, the fair value of our forward agreements with Standard Bank was US$1.5 million. We have entered into the above-mentioned agreements to hedge our foreign currency risk associated with our equipment financing obligations denominated in Euros.

The following table summarizes information about the maturity of our financial instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations. Fair value at December 31, 2003 approximates total value.

	Years Ended December 31,						At Dec. 31, 2002	At Dec. 31 2002
	2004	2005	2006	2007	2008	Thereafter
	(In millions of U.S. dollars)
Assets
Cash and cash equivalents
Russian rubles	68.0	—	—	—	—	—	68.0	40.2
Euros and other currencies	27.5	—	—	—	—	—	27.5	40.7
Liabilities
Euro-denominated long-term debt, including current portion
Variable rate (six-month EURIBOR plus 2.9%)	34.8	31.5	4.7	—	—	—	71.0	84.1
Variable rate (six-month EURIBOR plus 3.5%)	20.2	3.3	—	—	—	—	23.5	40.8
Fixed rate (10.0%)	11.6	7.8	2.2	—	—	—	21.6	15.0
Fixed rate (0.0%)	1.2	1.5	—	—	—	—	2.7	—
Ruble-denominated long-term debt, including current portion
Fixed rate (4.0%-21.0%)	104.1	—	—	—	—	—	104.1	4.4
Central Bank of Russia:
US$/Russian ruble exchange rate	—	—	—	—	—	—	29.4545	—
Central Bank of Russia:
Euro/US$ cross rate	—	—	—	—	—	—	1.2502	—
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 1.1526 per U.S. dollar	5.76	5.53	—	—	—	—	11.3	—
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 1.1455 per U.S. dollar	1.0	1.4	—	—	—	—	2.4	—
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 1.1461 per U.S. dollar	1.6	0.8	—	—	—	—	2.4	—
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 0.9599 per U.S. dollar	33.0	16.3	0.3	—	—	—	49.6	86.3

Our vendor financing agreements with Alcatel and our credit line with Nordea Bank bear interest at rates ranging from EURIBOR plus 2.9% to EURIBOR plus 3.5% and LIBOR plus 0.7%. As of December 31, 2003, approximately US$123.7 million (including US$94.3 million denominated in Euros) of our outstanding indebtedness bore interest at variable rates compared to US$197.4 million (including US$145.6 million denominated in Euros) as of December 31, 2002. As of December 31, 2003, approximately US$2.7 million of our vendor financing agreements bore zero interest rate. We are also obliged to pay the Swedish Export Credit Agency a guarantee fee in the amount of 5.03% of the relevant tranche before our first draw down under each tranche of our credit agreement with Nordea Bank.

The interest rate under the Sberbank credit lines for both our company and VimpelCom-Region may change upon the occurrence of certain events. This potential change in the interest rate is not directly linked to the change in market interest rates. The following table provides information about the maturity of our debt obligations as of December 31, 2003, which are potentially subject to changes in interest rates.

	Years Ended December 31,						At Dec.31, 2003 Total	At Dec.31, 2002 Total
	2004	2005	2006	2007	2008	Thereafter
	(In millions of U.S. dollars)
Vendor financing, Euro-denominated	11.6	7.8	2.2	—	—	—	21.6	15.0
Fixed rate	10.0%	10.0%	10.0%	—	—	—	—	—
Bank loans
VimpelCom loan from J.P. Morgan AG (funded by the issuance of loan participation notes by J.P. Morgan AG), US dollar-denominated	—	250.0	—	—	—	—	250.0	250.0
Fixed rate	—	10.45%	—	—	—	—	—	—
VimpelCom loan from Sberbank, US dollar-denominated	16.7	—	—	—	—	—	16.7	50.1
Fixed rate, subject to change by Sberbank	9.5%	—	—	—	—	—	—	—
VimpelCom-Region loan from Sberbank, US dollar-denominated	3.5	14.0	29.4	23.1	—	—	70.0	39.4
Fixed rate, subject to change by Sberbank	11.5%	11.5%	11.5%	11.5%	—	—	—	—
Ruble-denominated bonds	101.9	—	—	—	—	—	101.9	—
Fixed rate, subject to change by VimpelCom Finance following second interest payment	8.8%	—	—	—	—	—	—	—
Other loans, Russian ruble denominated (in millions of US dollars based on the Central Bank exchange rate of US$/Ruble 29.4545)	2.3	—	—	—	—	—	2.3	2.5
Fixed rate	4.0%-21.0%	—	—	—	—	—	—	—
Other loans, US dollar-denominated	1.6	—	—	—	—	—	1.6	1.9
Fixed rate	12.0%	—	—	—	—	—	—	—

Our cash and cash equivalents are not subject to any material interest rate risk.

ITEM 12.	Description of Securities other than Equity Securities

Not required.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, an evaluation was carried out under the supervision and with the participation of our management, including our CEO and General Director and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures. Based upon and as of the date of the evaluation, our CEO and General Director and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and General Director and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. These disclosure controls and procedures include our establishment of a Disclosure Review Committee, which operates in close coordination with our Internal Audit Department to review the preparation of our Exchange Act reports and to provide an additional check on our disclosure controls and procedures.

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

Our board of directors does not have an audit committee. We are required by Russian law and our charter to have an audit commission. See the section of this Annual Report on Form 20-F entitled “Item 6—Directors, Senior Management and Employees—C. Board Practices.” Our audit commission currently consists of Alexander Gersh, Knut Giske and Nigel J. Robinson, all of whom are financially literate, have an understanding of U.S. GAAP and are knowledgeable about the affairs of our company. As set forth in “Item 6—Directors, Senior Management and Employees,” Mr. Gersh is currently the Chief Financial Officer of FLAG Telecom, Mr. Giske is currently the Vice President of Finance of Telenor Mobile and Mr. Robinson is currently the Director of Corporate Finance and Control of the Alfa Group. The board of directors will determinine whether one or more of these audit commission members is a “financial expert,” as defined in Item 16A of Form 20-F. Once it has made a determination, it will disclose that fact in the manner required by the rules and regulations of the SEC.

ITEM 16B.	Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, which applies to employees, officers and directors of our company. Our code of ethics is available on our web site at http://www.vimpelcom.ru. We will disclose any amendment to the provisions of such code of ethics or any waiver that our board of directors may grant on our web site at the same address.

ITEM 16C.	Principal Accountant Fees and Services

Ernst & Young (CIS) Limited has served as our independent public accountants for each of the fiscal years in the two-year period ended December 31, 2003, for which audited financial statements appear in this

Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young (CIS) Limited in 2003 and 2002, respectively.

	Year ended December 31,
	2003		2002
	(in thousands of U.S. dollars)
Audit Fees	US$	296,000	US$	395,000
Audit-Related Fees	US$	246,000	US$	337,000
Tax Fees	US$	16,000	US$	102,000
All Other Fees	US$	150,000	US$	160,000
Total	US$	708,000	US$	994,000

Audit services.

Audit services mainly consisted of the audit of the consolidated financial statements as of and for the years ended December 31, 2003 and 2002.

Audit-related services.

Audit-related services mainly consisted of services which are normally performed by the external auditor in connection with the audit of our financial statements, advisory services regarding specific regulatory filings and reporting procedures, reviews of VimpelCom’s consolidated quarterly financial statements, reviews of VimpelCom-Region’s consolidated quarterly financial statements and other agreed-upon services related to accounting and billing records.

Tax services.

Tax services mainly consisted of tax advice related to issues of Russian statutory taxation.

Other services.

Other services mainly consisted of technology security risk services and training services.

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required the company to implement a pre-approval process for all engagements with its independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, the company’s audit commission pre-approves the engagement terms and fees of Ernst & Young (CIS) Limited for all audit and non-audit services, including tax services, unless such pre-approval is not required under the Sarbanes-Oxley Act. The company’s audit commission pre-approved the engagement terms and fees of Ernst & Young (CIS) Limited for all services performed for the fiscal year ended December 31, 2003.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not required.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not required.

PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in lieu of this Item.

ITEM 18.	Financial Statements

INDEX TO FINANCIAL STATEMENTS

OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

ITEM 19.	Exhibits

List of Exhibits.

Exhibit No.	Description
1.1	Charter of VimpelCom.+###

1.1.1	Amendment No. 1 to the Charter of VimpelCom, dated March 3, 2004.+^^^

2.1	Deposit Agreement, dated November 20, 1996, by and among VimpelCom, The Bank of New York, as the depositary, and all owners or beneficial owners of ADRs.*

2.2	Loan Agreement, dated April 23, 2002, by and between VimpelCom and J.P. Morgan AG.###

2.3	Trust Deed, dated April 26, 2002, by and between J.P. Morgan AG and The Bank of New York.###

4.1	License No. 10005 for the territory of the Moscow License Area.+†

4.1.1	Amendment No. 1 to License No. 10005 for the territory of the Moscow License Area.+††

4.1.2	Amendment No. 2 to License No. 10005 for the territory of the Moscow License Area.+†††

4.1.3	Amendment No. 3 to License No. 10005 for the territory of the Moscow License Area.+#

4.1.4	Amendment No. 4 to License No. 10005 for the territory of the Moscow License Area.+#

4.1.5	Amendment No. 5 to License No. 10005 for the territory of the Moscow License Area.+###

4.2	License No. 14707 for the territory of the Central and Central Black Earth License Area.+†††

4.2.1	Amendment No. 1 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+†††

4.2.2	Amendment No. 2 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+#

Exhibit No.	Description
4.2.3	Amendment No. 3 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+#

4.2.4	Amendment No. 4 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+#

4.2.5	Amendment No. 5 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+##

4.2.6	Amendment No. 6 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+###

4.3	License No. 14708 for the territory of the Volga License Area.+†††

4.3.1	Amendment No. 1 to License No. 14708 for the territory of the Volga License Area.+†††

4.3.2	Amendment No. 2 to License No. 14708 for the territory of the Volga License Area.+#

4.3.3	Amendment No. 3 to License No. 14708 for the territory of the Volga License Area.+#

4.3.4	Amendment No. 4 to License No. 14708 for the territory of the Volga License Area.+#

4.3.5	Amendment No. 5 to License No. 14708 for the territory of the Volga License Area.+##

4.3.6	Amendment No. 6 to License No. 14708 for the territory of the Volga License Area.+###

4.4	License No. 14709 for the territory of the North Caucasus License Area.+†††

4.4.1	Amendment No. 1 to License No. 14709 for the territory of the North Caucasus License Area.+†††

4.4.2	Amendment No. 2 to License No. 14709 for the territory of the North Caucasus License Area.+#

4.4.3	Amendment No. 3 to License No. 14709 for the territory of the North Caucasus License Area.+#

4.4.4	Amendment No. 4 to License No. 14709 for the territory of the North Caucasus License Area.+#

4.4.5	Amendment No. 5 to License No. 14709 for the territory of the North Caucasus License Area.+##

4.4.6	Amendment No. 6 to License No. 14709 for the territory of the North Caucasus License Area.+##

4.4.7	Amendment No. 7 to License No. 14709 for the territory of the North Caucasus License Area.+###

4.4.8	Amendment No. 8 to License No. 14709 for the territory of the North Caucasus License Area.+###

4.4.9	Amendment No. 9 to License No. 14709 for the territory of the North Caucasus License Area.+###

4.4.10	Amendment No. 10 to License No. 14709 for the territory of the North Caucasus License Area.+ ^^^

4.5	License No. 14710 for the territory of the Siberian License Area.+†††

4.5.1	Amendment No. 1 to License No. 14710 for the territory of the Siberian License Area.+†††

4.5.2	Amendment No. 2 to License No. 14710 for the territory of the Siberian License Area.+#

4.5.3	Amendment No. 3 to License No. 14710 for the territory of the Siberian License Area.+#

4.5.4	Amendment No. 4 to License No. 14710 for the territory of the Siberian License Area.+#

4.5.5	Amendment No. 5 to License No. 14710 for the territory of the Siberian License Area.+##

Exhibit No.	Description
4.5.6	Amendment No. 6 to License No. 14710 for the territory of the Siberian License Area.+###

4.6	License No. 23706 for the territory of the Northwest License Area.+###

4.6.1	Amendment No. 1 to License No. 23706 for the territory of the Northwest License Area.+###

4.7	License No. 24303 for the territory of the Ural License Area.+###

4.7.1	Amendment No. 1 to License No. 24303 for the territory of the Ural License Area.+###

4.7.2	Amendment No. 2 to License No. 24303 for the territory of the Ural License Area.+ ^^^

4.7.3	Amendment No. 3 to License No. 24303 for the territory of the Ural License Area.+ ^^^

4.8	License No. 17938 for the provision of data communication services for the territory of the Moscow License Area.+###

4.8.1	Amendment No. 1 to License No. 17938 for the provision of data communication services for the territory of the Moscow License Area.+###

4.8.2	Amendment No. 2 to License No. 17938 for the provision of data communication services for the territory of the Moscow License Area.+###

4.8.3	Amendment No. 3 to License No. 17938 for the provision of data communication services for the territory of the Moscow License Area.+###

4.9	License No. 17951 for the provision of telematic services for the territory of the Moscow License Area.+###

4.9.1	Amendment No. 1 to License No. 17951 for the provision of telematic services for the territory of the Moscow License Area.+###

4.9.2	Amendment No. 2 to License No. 17951 for the provision of telematic services for the territory of the Moscow License Area.+###

4.9.3	Amendment No. 3 to License No. 17951 for the provision of telematic services for the territory of the Moscow License Area.+###

4.10	License No. 19979 for the lease of telecommunications channels for the territory of Moscow License Area.+ ^^^

4.10.1	Amendment No. 1 to License No. 19979 for the lease of telecommunications channels for the territory of Moscow License Area.+ ^^^

4.11	License No. 25340 for the provision of telematic services for the territory of the Northwest License Area.+ ^^^

4.12	License No. 25341 for the provision of data transmission services for the territory of the Northwest License Area.+ ^^^

4.13	License No. 27743 for the provision of data transmission services for the territory of the Ural License Area.+ ^^^

4.14	License No. 27744 for the provision of telematic services for the territory of Ural License Area.+ ^^^

4.15	License No. 23071 for the provision of data transmission services for multiple territories throughout the Russian Federation.+ ^^^

4.15.1	Amendment No. 1 to License No. 23071 for the provision of data transmission services for multiple territories throughout the Russian Federation.+ ^^^

Exhibit No.	Description
4.15.2	Amendment No. 2 to License No. 23071 for the provision of data transmission services for multiple territories throughout the Russian Federation.+ ^^^

4.16	License No. 23072 for the provision of telematic services for multiple territories throughout the Russian Federation.+ ^^^

4.16.1	Amendment No. 1 to License No. 23072 for the provision of telematic services for multiple territories throughout the Russian Federation.+ ^^^

4.17	License No. 28733 for the lease of telecommunications channels for multiple territories throughout the Russian Federation.+ ^^^

4.18	License No. 23785 for the lease of telecommunications channels for multiple territories throughout the Russian Federation.+ ^^^

4.19	Frame Contract No. II for the Supply of Switching, Radio and Other Telecommunication Equipment, dated May 19, 2000, by and between Alcatel SEL AG and KB Impuls.†††

4.20	Indent 5 Deferred Payment Agreement, dated August 23, 2000, by and between Alcatel SEL AG and KB Impuls.#

4.21	Deed of Guarantee, Indent 5 Deferred Payment Agreement, dated August 23, 2000, given by VimpelCom in favor of Alcatel SEL AG.#

4.22	Indent 6 Deferred Payment Agreement, dated September 7, 2000, by and between Alcatel SEL AG and KB Impuls.#

4.22.1	First Amendment, dated January 10, 2001, to Indent 6 Deferred Payment Agreement, dated September 7, 2000, by and between Alcatel SEL AG and KB Impuls.#

4.23	Deed of Guarantee, Indent 6 Deferred Payment Agreement, dated September 7, 2000, given by VimpelCom in favor of Alcatel SEL AG.#

4.24	Indent 8 Deferred Payment Agreement, dated February 15, 2001, by and between Alcatel SEL AG and KB Impuls.#

4.25	Deed of Guarantee, Indent 8 Deferred Payment Agreement, dated February 15, 2001, given by VimpelCom in favor of Alcatel SEL AG.#

4.26	Indent 9 Deferred Payment Agreement, dated May 9, 2001, by and between Alcatel SEL AG and KB Impuls.##

4.27	Deed of Guarantee, Indent 9 Deferred Payment Agreement, dated May 9, 2001, given by VimpelCom in favor of Alcatel SEL AG.##

4.28	Indent 10 Deferred Payment Agreement, dated June 22, 2001, by and between Alcatel SEL AG and KB Impuls.##

4.28.1	First Amendment, dated October 29, 2001, to Indent 10 Deferred Payment Agreement, dated June 22, 2001, by and between Alcatel SEL AG and KB Impuls.##

4.29	Deed of Guarantee, Indent 10 Deferred Payment Agreement, dated June 22, 2001, given by VimpelCom in favor of Alcatel SEL AG.##

4.30	Indent 13 Deferred Payment Agreement, dated November 5, 2001, by and between Alcatel SEL AG and KB Impuls.##

4.31	Deed of Guarantee, Indent 13 Deferred Payment Agreement, dated November 5, 2001, given by VimpelCom in favor of Alcatel SEL AG.##

4.32	Indent 14 Deferred Payment Agreement, dated November 12, 2001, by and between Alcatel SEL AG and KB Impuls.##

Exhibit No.	Description
4.33	Deed of Guarantee, Indent 14 Deferred Payment Agreement, dated November 12, 2001, given by VimpelCom in favor of Alcatel SEL AG.##

4.34	Indent 15 Deferred Payment Agreement, dated December 21, 2001, by and between Alcatel SEL AG and KB Impuls.##

4.35	Deed of Guarantee, Indent 15 Deferred Payment Agreement, December 21, 2001, given by VimpelCom in favor of Alcatel SEL AG.##

4.36	Indent 16 Deferred Payment Agreement, dated December 21, 2001, by and between Alcatel SEL AG and KB Impuls.##

4.37	Deed of Guarantee, Indent 16 Deferred Payment Agreement, dated December 21, 2001, given by VimpelCom in favor of Alcatel SEL AG.##

4.38	Indent 17 Deferred Payment Agreement, dated March 27, 2002, by and between Alcatel SEL AG and KB Impuls.###

4.39	Deed of Guarantee, Indent 17 Deferred Payment Agreement, dated March 27, 2002, given by VimpelCom in favor of Alcatel SEL AG.###

4.40	Indent 18 Deferred Payment Agreement, dated April 17, 2002, by and between Alcatel SEL AG and KB Impuls.###

4.40.1	First Amendment, dated May 28, 2002, to Indent 18 Deferred Payment Agreement, dated April 17, 2002, by and between Alcatel SEL AG and KB Impuls.###

4.41	Deed of Guarantee, Indent 18 Deferred Payment Agreement, dated April 17, 2002, given by VimpelCom in favor of Alcatel SEL AG.###

4.42	Indent 19 Deferred Payment Agreement, dated July 11, 2002, by and between Alcatel SEL AG and KB Impuls.###

4.43	Deed of Guarantee, Indent 19 Deferred Payment Agreement, dated July 11, 2002, given by VimpelCom in favor of Alcatel SEL AG.###

4.44	Indent 20 Deferred Payment Agreement, dated August 27, 2002, by and between Alcatel SEL AG and KB Impuls.###

4.45	Deed of Guarantee, Indent 20 Deferred Payment Agreement, dated August 27, 2002, given by VimpelCom in favor of Alcatel SEL AG.###

4.46	Amendment to Deferred Payment Agreements, dated February 15, 2002, by and between Alcatel SEL AG and KB Impuls.###

4.47	Form of Indemnification Agreement.###

4.48	General Agreement No. 1605, dated May 16, 1997, by and between KB Impuls and VimpelCom, as restated on January 30, 2004.+^^^

4.49	Service Obligation Agreement, dated April 1, 1999, by and between Telenor Russia AS and VimpelCom.***

4.49.1	Amendment No. 1, dated February 21, 2002, to Service Obligation Agreement, dated April 1, 1998, by and between Telenor AS and VimpelCom.##

4.50	Non-Revolving Credit Facility Agreement No. 9220, dated April 15, 2004, by and between Sberegatelny Bank of the Russian Federation and VimpelCom. +^^^

4.51	Non-Revolving Credit Facility Agreement No. 9152, dated December 17, 2002, by and between VimpelCom-Region and Sberegatelny Bank of the Russian Federation.+###

Exhibit No.	Description
4.52	Guarantee Agreement No. P-9152, dated December 20, 2002, by and between VimpelCom and Sberegatelny Bank of the Russian Federation.+###

4.52.1	Amendment Agreement No. 1, dated March 17, 2003, to Guarantee Agreement No. P-9152, dated December 20, 2002, by and between VimpelCom and Sberegatelny Bank of the Russian Federation.+###

4.53	Credit Agreement, dated January 15, 2003, by and among VimpelCom, Bayerische Hypo- und Vereinsbank AG and Nordea Bank Sweden AB (publ).###

4.54	Credit Agreement, dated February 24, 2004, by and between VimpelCom-Region and Svenska Handelsbanken AB (publ).^^^

4.55	Guarantee, executed February 24, 2004, given by VimpelCom in favor of Svenska Handelsbanken AB (publ).^^^

4.56	Primary Agreement, dated as of May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.^

4.57	Registration Rights Agreement, dated as of May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.^

4.57.1	Amendment No. 1 to Registration Rights Agreement, dated August 28, 2003, to Registration Rights Agreement, dated May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited. ^^^

4.58	Primary Agreement, dated as of May 30, 2001, by and among VimpelCom-Region, Eco Telecom Limited, Telenor East Invest AS and VimpelCom.^

4.59	Amendment No. 1 to Primary Agreement, dated May 15, 2002, to Primary Agreement, dated as of May 30, 2001, by and among VimpelCom-Region, Eco Telecom Limited, Telenor East Invest AS and VimpelCom.^^

4.60	Shareholders Agreement, dated as of May 30, 2001, by and among VimpelCom-Region, Eco Telecom Limited, Telenor East Invest AS and VimpelCom.^

4.61	Amendment No. 1 to Shareholders Agreement, dated as of May 15, 2002, to Shareholders Agreement, dated May 30, 2001, by and among VimpelCom-Region, Eco Telecom Limited, Telenor East Invest AS and VimpelCom.^^

4.62	Registration Rights Agreement, dated as of May 30, 2001, by and among VimpelCom-Region, Eco Telecom Limited, Telenor East Invest AS and Vimpel-Com.^

4.63	Amendment No. 1 to Registration Rights Agreement, dated May 15, 2002, to Registration Rights Agreement, dated as of May 30, 2001, by and among VimpelCom-Region, Eco Telecom Limited, Telenor East Invest AS and VimpelCom.^^

4.64	Guarantee Agreement, dated as of May 30, 2001, by and among Telenor ASA, as guarantor, and VimpelCom, VimpelCom-Region and Eco Telecom Limited, as beneficiaries.####

4.65	Guarantee Agreement, dated as of May 30, 2001, by and among CTF Holdings Limited, as limited guarantor, Eco Holdings Limited, as general guarantor, and VimpelCom, VimpelCom-Region and Telenor East Invest AS, as beneficiaries.^

4.66	Undertaking Letter, dated May 30, 2001, by and between Telenor East Invest AS and VimpelCom.^

4.67	Undertaking Letter, dated May 30, 2001, by and between Eco Telecom Limited and VimpelCom.^

4.68	Preferred Stock Undertaking Letter, dated May 30, 2001, by and among VimpelCom, Telenor East Invest AS, Eco Telecom Limited, Dr. Dmitri B. Zimin and Overture Limited.^

Exhibit No.	Description
4.69	Additional Agreement No. 1, dated May 30, 2001, to License Agreement No. TM 18-2001 BKP dated January 24, 2001, by and between VimpelCom and VimpelCom-Region.^

4.70	Additional Agreement No. 1, dated May 30, 2001, to License Agreement No. TM 19-2001 BKP dated January 24, 2001, by and between VimpelCom and VimpelCom-Region.^

4.71	License Agreement No. TM 25-2001, dated May 30, 2001, by and between VimpelCom and VimpelCom-Region.^

4.72	License Agreement No. TM 26-2001, dated May 30, 2001, by and between VimpelCom and VimpelCom-Region.^

4.73	License Agreement No. TM 27-2001, dated May 30, 2001, by and between VimpelCom and VimpelCom-Region.^

4.74	License Agreement No. TM 28-2001, dated May 30, 2001, by and between VimpelCom and VimpelCom-Region.^

4.75	License Agreement No. TM-2003 VCR (not dated) by and between VimpelCom and VimpelCom-Region.+^^^

4.76	Sublicense Agreement No. TM-2003 VZT, dated July 1, 2003, by and between VimpelCom-Region and Vostok-Zapad Telecom.+^^^

4.77	License Agreement No. TM-2004 KBI, dated February 2, 2004, by and between VimpelCom and KB Impuls.+^^^

4.78	Share Purchase Agreement, dated December 15, 2002, by and between Telenor Mobile Communications AS and VimpelCom-Region, related to the acquisition of Closed Joint Stock Company “Extel.”###

4.79	Share Purchase Agreement, dated December 15, 2002, by and between Telenor Mobile Communications AS and VimpelCom-Region, related to the acquisition of Open Joint Stock Company “StavTeleSot.”###

4.80	Summary of Terms of Proposed Ruble Bond Issuance by OOO VimpelCom Finance that appeared in the Russian-language Bonds Issuance Prospectus filed with the Federal Commission of the Securities Market of the Russian Federation on April 3, 2003.+#####

8.	List of Subsidiaries.^^^

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.^^^

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.^^^

13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.^^^

14.1	Consent of Ernst & Young (CIS) Limited.^^^

*	Incorporated by reference to the Registration Statement on Form F-1 (Registration No. 333-5694) of Open Joint Stock Company “Vimpel-Communications.”
**	Incorporated by reference to the Registration Statement on Form F-1 (Registration No. 333-6826) of Open Joint Stock Company “Vimpel-Communications.”
***	Incorporated by reference to the Registration Statement on Form F-3 (Registration No. 333-12210) of Open Joint Stock Company “Vimpel-Communications.”
†	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1997.
††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1998.

†††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1999.
#	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2000.
##	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2001.
###	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2002.
####	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” filed with the Securities and Exchange Commission on May 9, 2001.
#####	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” filed with the Securities and Exchange Commission on April 3, 2003.
^	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” filed with the Securities and Exchange Commission on June 14, 2001.
^^	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” filed with the Securities and Exchange Commission on May 21, 2002.
^^^	Filed herewith.
+	English translation.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

OPEN JOINT STOCK COMPANY “VIMPEL- COMMUNICATIONS”

By:	/s/ Alexander V. Izosimov

Name:	Alexander V. Izosimov
Title:	Chief Executive Officer

Date: May 7, 2004

INDEX TO FINANCIAL STATEMENTS

OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders

Open Joint Stock Company “Vimpel-Communications”

We have audited the accompanying consolidated balance sheets of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of VimpelCom’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Open Joint Stock Company “Vimpel-Communications” at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2003, Open Joint Stock Company “Vimpel-Communications” adopted Financial Accounting Standards Board Statement No. 143, changing its method of accounting for asset retirement obligations.

Ernst & Young (CIS) Limited

Moscow, Russia

March 15, 2004,

except for Note 27, as to which the date is

March 18, 2004

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED BALANCE SHEETS

	December 31,
	2003		2002
	(In thousands of U.S. Dollars, except share amounts)
Assets
Current assets:
Cash and cash equivalents (Note 6)	US$	157,611	US$	263,657
Trade accounts receivable, net of allowance for doubtful accounts of US$7,958 in 2003 and US$12,916 in 2002 (Note 22)		113,092		75,399
Inventory		17,905		15,209
Deferred income taxes (Note 21)		21,377		15,742
Input value added tax (Note 2)		175,045		85,331
Other current assets (Note 7)		41,213		33,027

Total current assets		526,243		488,365
Property and equipment, net (Note 9)		1,460,542		957,602
Telecommunications licenses and allocations of frequencies, net (Note 11)		103,817		88,385
Other intangible assets, net (Note 11)		59,369		55,730
Due from related parties (Note 23)		1,171		2,083
Unamortized debt issue costs (Note 14)		4,744		8,075
Other assets (Note 12)		146,346		92,504

Total assets	US$	2,302,232	US$	1,692,744

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	US$	158,467	US$	80,241
Due to related parties (Note 23)		8,603		4,114
Due to employees		14,791		5,731
Accrued liabilities		10,153		10,455
Taxes payable		101,294		33,306
Deferred revenue		2,701		2,016
Deferred income taxes (Note 21)		1,451		—
Customer advances		140,756		53,469
Customer deposits		40,719		53,186
Capital lease obligations (Note 17)		6,587		3,868
Rouble denominated bonds payable (Note 15)		101,852		—
Bank loans, current portion (Note 13)		35,343		37,780
Equipment financing obligations, current portion (Note 16)		70,935		134,617

Total current liabilities		693,652		418,783
Deferred income taxes (Note 21)		34,380		35,227
Bank loans, less current portion (Note 13)		330,112		306,080
5.5% Senior convertible notes due July 2005 (Note 14)		—		85,911
Capital lease obligations, less current portion (Note 17)		9,154		899
Equipment financing obligations, less current portion (Note 16)		53,008		81,425
Accrued liabilities		4,046		3,265
Commitments and contingent liabilities (Note 16, 27)		—		—
Minority interest		179,664		98,491
Shareholders’ equity (Note 18):
Convertible voting preferred stock (.005 rubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding		—		—
Common stock (.005 rubles nominal value per share), 90,000,000 shares authorized; 40,332,201 shares issued		90		90
Additional paid-in capital		569,828		528,914
Retained earnings		429,262		195,300
Accumulated other comprehensive income, net of tax of US$969 (Note 2)		2,466		—
Treasury stock, at cost, 160,634 shares of common stock (2002: 2,283,277)		(3,430)		(61,641)

Total shareholders’ equity		998,216		662,663

Total liabilities and shareholders’ equity	US$	2,302,232	US$	1,692,744

See accompanying notes

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED STATEMENTS OF INCOME

	December 31,
	2003		2002		2001
	(In thousands of U.S. Dollars, except per share amounts)
Operating revenues:
Service revenues and connection fees	US$	1,266,662	US$	727,868	US$	383,321
Sales of handsets and accessories		64,975		49,934		43,228
Other revenues		3,961		1,842		1,347

Total operating revenues		1,335,598		779,644		427,896
Revenue-based taxes (Note 3)		—		(11,148)		(5,294)

Net operating revenues		1,335,598		768,496		422,602
Operating expenses:
Service costs		191,441		111,387		74,097
Cost of handsets and accessories sold		54,044		41,764		37,591
Selling, general and administrative expenses		467,655		271,963		149,052
Depreciation		151,262		85,204		48,690
Amortization		34,064		12,213		12,616
Provision for doubtful accounts		9,228		21,173		13,406

Total operating expenses		907,694		543,704		335,452

Operating income		427,904		224,792		87,150
Other income and expenses:
Interest income		8,378		7,169		5,733
Other income		6,296		3,903		2,517
Interest expense		(68,246)		(46,586)		(26,865)
Other expenses		(3,251)		(2,142)		(2,578)
Net foreign exchange loss		(1,279)		(9,439)		(110)

Total other income and expenses		(58,102)		(47,095)		(21,303)

Income before income taxes, minority interest and cumulative effect of change in accounting principle		369,802		177,697		65,847
Income tax expense (Note 21)		108,641		49,939		18,539
Minority interest in earnings (losses) of subsidiaries, before cumulative effect of change in accounting principle		26,872		(1,794)		7

Income before cumulative effect of change in accounting principle		234,289		129,552		47,301
Cumulative effect of change in accounting principle, net of tax of US$120 (Note 2)		(379)		—		—
Minority interest in cumulative effect of change in accounting principle		52		—		—

Net income	US$	233,962	US$	129,552	US$	47,301

Basic EPS:
Income before cumulative effect of change in accounting principle	US$	6.13	US$	3.41	US$	1.41
Net income per common share		6.12		3.41		1.41

Weighted average common shares outstanding		38,241		38,014		33,642

Income before cumulative effect of change in accounting principle per ADS equivalent	US$	4.60	US$	2.56	US$	1.06
Net income per ADS equivalent		4.59		2.56		1.06

Diluted EPS:
Income before cumulative effect of change in accounting principle	US$	5.23	US$	2.91	US$	1.18
Net income per common share		5.22		2.91		1.18

Weighted average diluted shares (Note 24)		46,770		44,489		40,068

Income before cumulative effect of change in accounting principle per ADS equivalent	US$	3.92	US$	2.18	US$	0.89
Net income per ADS equivalent		3.92		2.18		0.89

See accompanying notes.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND ACCUMULATED OTHER

COMPREHENSIVE INCOME

Years ended December 31, 2003, 2002 and 2001

	Common Stock			Additional Paid-in Capital		Retained Earnings		Treasury Stock		Accumulated Other Com prehensive Income		Total
	Shares	Amount
	(In thousands of U.S. dollars, except shares)
Balances at December 31, 2000	35,182,201	US$	89	US$	412,680	US$	18,447	US$	(62,593)	US$	—	US$	368,623
Proceeds from issue of common stock to Eco Telecom under the Agreement dated May 30, 2001, net of cost of issuance (US$10,803)	5,150,000		1		92,196		—		—		—		92,197
Acquisition of treasury stock – 3,744 shares	—		—		—		—		(75)		—		(75)
Sales of treasury stock – 3,744 shares	—		—		—		—		75		—		75
Net income	—		—		—		47,301		—		—		47,301

Balances at December 31, 2001	40,332,201		90		504,876		65,748		(62,593)		—		508,121
Gain from issuance of subsidiary stock (Note 18)	—		—		23,073		—		—		—		23,073
Sale of treasury stock – 47,649 shares	—		—		965		—		952		—		1,917
Net income	—		—		—		129,552		—		—		129,552

Balances at December 31, 2002	40,332,201		90		528,914		195,300		(61,641)		—		662,663
Gain from issuance of subsidiary stock (Note 18)	—		—		4,947		—		—		—		4,947
Sale of treasury stock – 69,469 shares	—		—		3,350		—		1,379		—		4,729
Conversion of Senior convertible notes – 2,053,174 shares (Note 18)	—		—		32,617		—		56,832		—		89,449
Comprehensive income:
Foreign currency translation adjustment (Note 2)	—		—		—		—		—		2,466		2,466
Net income	—		—		—		233,962		—		—		233,962

Total accumulated other comprehensive income	—		—		—		233,962		—		2,466		236,428

Balances at December 31, 2003	40,332,201	US$	90	US$	569,828	US$	429,262	US$	(3,430)	US$	2,466	US$	998,216

See accompanying notes.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,
	2003		2002		2001
	(In thousands of U.S. Dollars)
Operating activities
Net income	US$	233,962	US$	129,552	US$	47,301
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		151,262		85,204		48,690
Amortization		34,064		12,213		12,616
Mark-to-market adjustments for short-term investments		—		(36)		(420)
Provision for deferred taxes		(11,568)		(8,385)		(9,970)
Loss on foreign currency translation		1,279		9,439		110
Provision for doubtful accounts		9,228		21,173		13,406
Minority interest in earnings (losses) of subsidiaries		26,872		(1,794)		7
Cumulative effect of change in accounting principle		379		—		—
Changes in operating assets and liabilities:
Short-term investments		—		956		50
Trade accounts receivable		(41,781)		(42,659)		(32,305)
Inventory		(2,069)		(3,209)		1,398
Input value added tax		(77,258)		(49,692)		(24,311)
Other current assets		(694)		(18,358)		880
Due from related parties		1,732		1,050		692
Due to related parties		3,004		(973)		(1,371)
Accounts payable		26,998		3,053		10,048
Customer advances and deposits		73,502		42,411		29,029
Deferred revenue		(957)		(615)		(23)
Accrued liabilities		83,922		42,393		5,232

Net cash provided by operating activities		511,877		221,723		101,059
Financing activities
Proceeds from bank and other loans		160,285		331,082		1,899
Repayments of bank and other loans		(86,261)		(30,461)		(2,168)
Proceeds from issuance of rouble denominated bonds		97,119		—		—
Repayment of senior convertible notes		(1,300)		—		—
Capital contributions in a consolidated subsidiary by minority shareholders		58,520		116,960		—
Payments of fees in respect of debt issue		(4,207)		(6,203)		(366)
Repayment of lease obligations		(917)		(1,450)		(1,292)
Repayment of equipment financing obligations		(256,902)		(115,473)		(36,338)
Proceeds from sale of capital stock		—		—		103,000
Payments of fees in respect of capital contributions		(2,478)		—		(10,803)
Purchase of treasury shares		—		—		(75)
Proceeds from sale of treasury shares		—		—		75

Net cash (used in) provided by financing activities		(36,141)		294,455		53,932
Investing activities
Purchases of property and equipment		(506,716)		(291,437)		(136,353)
Purchases of intangible assets		(18,654)		(14,769)		(4,398)
Proceeds from sale of property and equipment		12,433		—		—
Purchase of StavTeleSot stock, net of cash acquired of US$658		(42,455)		—		—
Purchase of MSS-Start and Cellular Company stock, net of cash acquired of US$968		—		—		(6,768)
Purchase of Orensot, Bee-Line Samara, Extel and Vostok-Zapad
Telecom stock, net of cash acquired of US$1,537		—		(69,165)		—
Purchases of other assets		(38,561)		(26,560)		(14,135)

Net cash used in investing activities		(593,953)		(401,931)		(161,654)
Effect of exchange rate changes on cash and cash equivalents		12,171		5,238		(1,306)

Net (decrease) increase in cash		(106,046)		119,485		(7,969)
Cash and cash equivalents at beginning of year		263,657		144,172		152,141

Cash and cash equivalents at end of year	US$	157,611	US$	263,657	US$	144,172

Supplemental cash flow information
Cash paid during the period:
Income tax	US$	86,409	US$	52,594	US$	18,870
Interest		61,934		30,810		16,289
Non-cash activities:
Equipment acquired under financing agreements		88,689		140,367		82,990
Accounts payable for equipment and license		78,032		50,117		15,652
Accrued debt and equity offering costs		—		—		554
Operating activities financed by sale of treasury stock		4,729		1,917		—
Conversion of Senior convertible notes		91,236		—		—
Acquisitions:
Fair value of assets acquired		73,290		121,388		20,217
Difference between the amount paid and the fair value of net assets acquired		(4,699)		—		—
Carrying value of equity method investment in Bee-Line Samara before the acquisition of controlling interest		—		(6,540)		—
Cash paid for the capital stock		(43,113)		(70,702)		(7,736)

Liabilities assumed	US$	25,478	US$	44,146	US$	12,481

See accompanying notes

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

(Amounts presented are in thousands of US dollars unless otherwise indicated)

1.	DESCRIPTION OF BUSINESS

Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) was registered in the Russian Federation on September 15, 1992 as a closed joint stock company, re-registered as an open joint stock company on July 28, 1993 and began full-scale commercial operations in June 1994. On November 20, 1996, VimpelCom completed an initial public offering (“IPO”) of its common stock in the United States of America through the issuance of American Depositary Shares (“ADS”), each of which represents three-quarters of one share of VimpelCom’s common stock. As of December 31, 2003, 56.22% of VimpelCom’s outstanding common stock was owned by the holders of the ADSs; 28.98% by Telenor East Invest AS (“Telenor”); 13.05% by Eco Telecom Limited (“Eco Telecom”) and 1.75% by others. As of December 31, 2003, 48.49% of VimpelCom’s voting stock was owned by the holders of the ADSs; 25.00% plus 13 shares by Telenor East Invest AS (“Telenor”); 25.00% plus two shares by Eco Telecom Limited (“Eco Telecom”) and 1.51% by others.

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

Together with the shares of common stock and convertible voting preferred stock of VimpelCom which Eco Telecom purchased from certain shareholders of VimpelCom, following the closing of the first tranche of the transaction, Eco Telecom owned 25% plus two shares of VimpelCom’s total outstanding voting capital stock. Under the terms of the transaction, Eco Telecom was also to make certain investments directly into VimpelCom-Region (Note 18).

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

In August 1998, VimpelCom and KBI received amendments to the original GSM-1800 licenses for the Moscow license area and the Central and Central Black Earth license area of Russia, to operate dual band GSM 900/1800 networks in these license areas.

In August 1999, VimpelCom received amendments to the original GSM-1800 licenses for the Volga, North Caucasus and Siberian regions of the Russian Federation, to operate dual band GSM 900/1800 networks in these license areas. There was no additional cost associated with these amendments.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2000, VimpelCom’s amended GSM-1800 licenses covering the Central and Central Black Earth, Volga, North Caucasus and Siberian regions of the Russian Federation were re-issued to VimpelCom-Region.

On September 12, 2002, VimpelCom-Region was awarded a GSM-1800 license for the Northwest region. VimpelCom-Region’s subsidiaries, Open Joint Stock Company Orensot (“Orensot”), Closed Joint Stock Company Extel (“Extel”), Open Joint Stock Company Bee-Line Samara (“Bee-Line Samara”) and Closed Joint Stock Company StavTeleSot (“StavTeleSot”) hold a GSM-900/1800 license for the Orenburg license area, GSM-900 license for the Kaliningrad license area, GSM-1800 license for the Samara license area and GSM-900/1800 license for the Stavropol license area, respectively. StavTeleSot’s subsidiaries, Closed Joint Stock Company Kabardino-Balkarski GSM (“Kabardino-Balkarski GSM”) and Closed Joint Stock Company Karachaevo-CherkessTeleSot (“Karachaevo-CherkessTeleSot”), hold GSM-900 licenses for the Kabardino-Balkarskaya Republic and Karachaevo-Cherkesskaya Republic, respectively. The GSM license held by Limited Liability Company Vostok-Zapad Telecom (“Vostok-Zapad Telecom”), a subsidiary of VimpelCom-Region, provides for the operation of a GSM-1800 network throughout the Ural region and a dual band GSM-900/1800 network in six territories within the Ural region.

In February 2003, VimpelCom-Region received amendments to the original GSM-1800 licenses for the Northwest region of Russia, to operate dual band GSM-900/1800 networks in these license areas.

In addition, VimpelCom operates an AMPS/D-AMPS wireless telephone network under a license issued by the State Committee of the Russian Federation for Communications and Informatization, which expires in November 2007.

VimpelCom has also been granted AMPS licenses to operate cellular networks in the Kaluga, Karelia, Ryazan, Tver, Ulyanovsk, Vladimir and Vologda license areas. VimpelCom’s subsidiary, Bee-Line Samara, was granted a license to operate an AMPS wireless network in the Samara region. Closed Joint Stock Company Cellular Company (“Cellular Company”), a subsidiary of VimpelCom-Region, holds an AMPS license for the Novosibirsk license area.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

VimpelCom maintains its records and prepares its financial statements in accordance with Russian accounting and tax legislation and accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying consolidated financial statements differ from the financial statements issued for statutory purposes in Russia. The principal differences relate to: (1) revenue recognition; (2) recognition of interest expense and other operating expenses; (3) valuation and depreciation of property and equipment; (4) foreign currency translation; (5) deferred income taxes; (6) capitalization and amortization of telephone line capacity; (7) valuation allowances for unrecoverable assets; (8) capital leases; and (9) consolidation and accounting for subsidiaries.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of VimpelCom and its subsidiaries KBI, Closed Joint Stock Company RTI Service-Svyaz (“RTI Service-Svyaz”), Closed Joint Stock Company Impuls KB, Closed Joint Stock Company BeeOnLine-Portal, Closed Joint Stock Company MSS Start (“MSS Start”), Bee-Line Samara, Vimpelcom Finance B.V. and its subsidiaries VimpelCom B.V. and VC ESOP N.V., VimpelCom-Region and its subsidiaries Cellular Company, Orensot, Extel, Vostok-Zapad Telecom,

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

StavTeleSot and its subsidiaries Kabardino-Balkarski GSM and Karachaevo-CherkessTeleSot, Limited Liability Company VimpelCom Finance (“VimpelCom Finance”), Closed Joint Stock Company Mobile Communication Center – Smolensk, Closed Joint Stock Company Mobile Communication Center – Lipetsk, Closed Joint Stock Company Mobile Communication Center – Ryazan, Closed Joint Stock Company Mobile Communication Center – Tver and Closed Joint Stock Company Mobile Communication Center – Nizhny Novgorod. The accompanying consolidated financial statements also include the accounts of VimpelCom (BVI) Limited, a special-purpose entity affiliated with and controlled by VimpelCom (Note 19), and VC Limited, a wholly-owned subsidiary of VimpelCom (BVI) Limited. The consolidated financial statements as of December 31, 2003 include the accounts of VimpelCom and its majority-owned subsidiaries that are not considered variable interest entities (VIEs) and all VIEs for which the Company is the primary beneficiary. All intercompany accounts and transactions have been eliminated.

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

Foreign Currency Translation

On November 25, 2002, the AICPA International Practices Task Force concluded that Russia would no longer be considered highly inflationary effective January 1, 2003. VimpelCom re-assessed its functional currency as of January 1, 2003.

The functional currency of VimpelCom and its subsidiaries, except for Cellular Company, Orensot and StavTeleSot, is the US dollar because the majority of their revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred, payable or otherwise measured in US dollars. Accordingly, transactions and balances not already measured in US dollars (primarily Russian roubles and Euros) have been re-measured into US dollars in accordance with the relevant provisions of US Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”.

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

Effective January 1, 2003, Cellular Company’s, Orensot’s and StavTeleSot’s functional currency is the Russian rouble because the majority of their revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred, payable or otherwise measured in Russian roubles. Assets and liabilities of these companies are translated into US dollars at exchange rates prevailing on the balance sheet date; revenues, expenses, gains and losses are translated into US dollars at historical exchange rates prevailing on the transactions dates. Translation adjustments resulting from the process of translating their financial statements into US dollars are reported in other comprehensive income, a separate component of shareholders’ equity.

The rouble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia (“CBR”). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003 and 2002, the official rates of exchange were 29.45 roubles = US$1 and 31.78 roubles = US$1, respectively. The translation of rouble-denominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that VimpelCom could realize or settle, in US dollars, the reported values of these assets and liabilities. Likewise, it does not indicate that VimpelCom could return or distribute the reported US dollar value of capital to its shareholders.

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

Property and Equipment

Property and equipment is stated at historical cost. Telecommunications equipment, including equipment acquired under capital leases, is depreciated using the straight-line method over its estimated useful life of nine and one-half years, or the lease term, whichever is shorter. Buildings and leasehold improvements are depreciated using the straight-line method over estimated useful lives of twenty years. Office and measuring equipment, and vehicles and furniture are depreciated using the straight-line method over estimated useful lives ranging from five to ten years.

Repair and maintenance costs are expensed as incurred.

Intangible Assets

Intangible assets consist primarily of telephone line capacity, wireless licenses, goodwill and other intangible assets. VimpelCom capitalizes payments made to third party suppliers to acquire access to and for use of telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight-line basis over ten years. Licenses are amortized on a straight-line basis until the expiration date of the licenses. Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations. In 2001, goodwill was amortized using the straight-line method over estimated remaining useful life. With the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), as of January 1, 2002, no amortization was taken on goodwill in 2003 and 2002. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to ten years.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with SFAS No. 142, VimpelCom continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. In accordance with SFAS No. 142, VimpelCom tests goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.

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

Revenue Recognition

VimpelCom earns service revenues for usage of its cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value added services. Roaming revenues include revenues from VimpelCom customers who roam outside their selected home coverage area and revenues from other wireless carriers for roaming by their customers on VimpelCom’s network. Value added services include short messages (“SMS”), caller number identification, voice mail, call waiting and data transmission. Generally, these features generate additional revenues through monthly subscription fees or increased wireless usage through utilization of the features. Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. Revenue on prepaid cards is deferred and recognized when services are rendered. Revenues from equipment sales are recognized in the period in which the equipment is sold. Revenues are stated net of value-added tax and sales tax charged to customers.

VimpelCom determined that the sale of wireless services through VimpelCom’s direct sales channel with an accompanying handset constitutes a revenue arrangement with multiple deliverables. Upon adoption of EITF No. 00-21, VimpelCom allocates the arrangement consideration to the separate units of accounting, including the wireless service and handset, based on their relative fair values.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with the provisions of the US SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements”, VimpelCom defers telecommunications connection fees. The deferral of revenue is recognized over the estimated average subscriber life, which is generally two years.

Advertising

VimpelCom expenses the cost of advertising as incurred. Advertising expenses for the years ended December 31, 2003, 2002 and 2001 were US$50,019, US$30,450 and US$21,829, respectively.

Rent

VimpelCom leases office space and premises where telecommunications equipment is installed. There were no non-cancelable operating leases in 2003 and 2002.

Rent expense under all operating leases and rental contracts in 2003, 2002 and 2001 was US$37,556, US$18,152, and US$9,656, respectively.

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

Government Pension Fund

VimpelCom contributes to the Russian Federation state pension fund on behalf of its employees. VimpelCom’s contribution was expensed as incurred. Total amounts expensed in connection with contributions to the state pension fund for the years ended December 31, 2003, 2002 and 2001 were US$13,682, US$7,668 and US$5,037, respectively.

Business Combinations

VimpelCom accounts for its business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying assets, including intangible assets, and liabilities based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives, and market multiples, among other items.

Concentration of Credit Risk

Trade accounts receivable consist of amounts due from subscribers for airtime usage and amounts due from dealers and subscribers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service for both DAMPS and GSM networks. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VimpelCom’s credit risk arising from its trade accounts receivable from subscribers is mitigated due to the large number of its subscribers, of which approximately 87% subscribed to a prepaid service as of December 31, 2003 and, accordingly, do not give rise to credit risk. VimpelCom’s credit risk arising from its trade accounts receivable from dealers is mitigated due to the large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers.

VimpelCom deposits available cash with financial institutions in the Russian Federation. Deposit insurance is not offered to financial institutions operating in Russia. To manage this credit risk, VimpelCom allocates its available cash, mainly in US dollars, to a variety of Russian banks and Russian affiliates of international banks. Management periodically reviews the credit worthiness of the banks in which it deposits cash.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Input value added tax (VAT), representing amounts payable or paid to suppliers, is recoverable from the tax authorities via offset against VAT payable to the tax authorities on VimpelCom’s revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable within one year.

VimpelCom issues advances to a variety of vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors (Alcatel, Ericsson and Technoserve A/S) provide for equipment financing in respect of certain deliveries of equipment. VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

Fair Value of Financial Instruments

The carrying amounts for financial instruments, consisting of cash and cash equivalents, trade accounts receivable, forward agreement and obligations under accounts payable approximate their fair value.

The fair value of senior convertible notes (based on quoted market prices), bank loans, equipment financing obligations and rouble denominated bonds (based on future cash flows discounted at current market rates) were as follows at December 31:

	2003		2002
Senior convertible notes	US$	—	US$	106,266
Rouble denominated bonds		103,430		—
Sberbank loan to VimpelCom-Region		76,425		39,380
Sberbank loan to VimpelCom		16,760		51,000
J.P. Morgan AG		271,759		262,947
Technoserve A/S – VimpelCom-Region		19,263		10,981
Technoserve A/S – VimpelCom		2,859		4,002
General DataCom		4,382		6,257

Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income”, requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income but as an adjustment to shareholders’ equity.

For the years ended December 31, 2003, 2002 and 2001, comprehensive income for VimpelCom comprised US$236,428, US$129,552 and US$47,301, respectively. Comprehensive income for the years ended December 31, 2003, 2002 and 2001 included net income in the amount of US$233,962, US$129,552 and US$47,301, respectively, and other comprehensive income (foreign currency translation adjustment) in the amount of US$2,466, US$0 and US$0, respectively, net of minority interest in the amount of US$1,993, US$0 and US$0, respectively, and net of tax in the amount of US$969, US$0 and US$0, respectively.

Accounting for Sales of Stock by a Subsidiary

VimpelCom follows the provisions of SAB No. 51, “Accounting for Sales of Stock by a Subsidiary”. SAB No. 51 allows accounting for issuance of stock by a subsidiary as a capital transaction. VimpelCom includes gain on the sale of newly issued stock of subsidiaries in additional paid-in capital in the consolidated financial statements.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation

VimpelCom follows the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, for its stock option plan. SFAS No. 123 generally allows companies to either account for stock-based compensation under the provisions of SFAS No. 123 or under the provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and to make disclosures in accordance with the provisions of SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS No. 123.” Because the fair value accounting requires use of option valuation models that were not developed for use in valuing employee stock options (see Note 26), VimpelCom has elected to account for its stock-based compensation in accordance with the provisions of APB No. 25 and related Interpretations and present pro forma disclosures of results of operations as if the fair value method had been adopted.

The following table illustrates the effect on net income and earnings per share if VimpelCom had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation.

	Years ended December 31,
	2003		2002		2001
Net income, as reported	US$	233,962	US$	129,552	US$	47,301
Add: Compensation expense in respect of 2000 Stock Option Plan, as reported		5,381		4,085		—
Deduct: Compensation expense in respect of 2000 Stock Option Plan determined under fair value based method for all awards		(1,230)		(1,386)		(1,363)

Pro forma net income	US$	238,113	US$	132,251	US$	45,938

Earnings per share:
Basic – as reported	US$	6.12	US$	3.41	US$	1.41
Basic – pro forma	US$	6.23	US$	3.48	US$	1.37
Diluted – as reported	US$	5.22	US$	2.91	US$	1.18
Diluted – pro forma	US$	5.31	US$	2.97	US$	1.15

Derivative Instruments and Hedging Activities

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, VimpelCom designates the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values. If the derivative instrument either initially fails or later ceases to qualify as a fair value hedge, any subsequent gains or losses are recognized in income.

Accounting for Assets Retirement Obligations

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement deals with the costs of closing facilities and removing assets. SFAS No. 143 requires entities to record

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS No. 143 is effective for years beginning after June 15, 2002. VimpelCom adopted SFAS No. 143 effective January 1, 2003.

VimpelCom has certain legal obligations related to rented sites for base stations, which fall within the scope of SFAS 143. These legal obligations include obligations to remediate leased land on which base stations are located. In connection with the adoption of this standard, VimpelCom recorded the cumulative effect of accounting change that decreased 2003 net income by US$327, net of tax and minority interest, an initial asset retirement obligation of approximately US$2,305, and capitalized US$1,806 by increasing the carrying value of the related asset.

For the year ended December 31, 2003, the capitalized costs were depreciated by approximately US$296, and approximately US$209 of accretion expense was recorded to increase the asset retirement obligation to its present value. The accretion expense was included in depreciation in the accompanying statement of income.

The following unaudited pro forma combined results of operations for VimpelCom give effect to adoption of SFAS 143 as if it had occurred at the beginning of 2001. These pro forma amounts are provided for information purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

	Years ended December 31,
	2003		2002		2001
Pro forma net income	US$	234,289	US$	129,405	US$	47,204
Pro forma basic net income per common share		6.13		3.40		1.40
Pro forma diluted net income per common share		5.23		2.91		1.18

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” which required that a liability for an exit cost be recognized upon the entity’s commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 did not have a material impact on VimpelCom’s results of operations, financial position or cash flow.

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

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities”. FIN No. 46 amended Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, and established standards for determining under what circumstances a variable interest (“VIE”) should be consolidated with its primary beneficiary. FIN No. 46 also requires disclosure about VIEs that are not required to be consolidated but in which the reporting entity has a significant variable interest. In December 2003, the FASB revised certain implementation provisions of FIN No. 46. The revised interpretation (“FIN No. 46R”) substantially retained the requirements of immediate application of FIN No. 46 to VIEs created after January 31, 2003. With respect to older VIEs, the consolidation requirements under FIN No. 46R apply not later than for the first financial year or interim period ending after December 15, 2003, if such a VIE is a special-purpose entity (“SPE”), and no later than for the first financial year or interim period ending after March 15, 2004, if such a VIE is not an SPE.

VimpelCom completed an evaluation of this guidance and concluded that the adoption of the provisions of FIN No. 46 did not have a material impact on its consolidated financial statements and is not expected to have a material impact on its consolidated financial statements when it is fully implemented in 2004.

Revenue Arrangements with Multiple Deliverables

In July 2000, the EITF of the FASB issued EITF 00-21 “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 provides guidance for determining the unit(s) of accounting in arrangements that include multiple products, services, and/or rights to use assets. The guidance provided in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of the provisions of EITF 00-21 did not have a material impact on VimpelCom’s results of operations, financial position or cash flow.

Amendment to SFAS 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment to Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.” It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of the Statement should be applied prospectively, except as stated further. Provisions related to SFAS 133 Implementation Issues that have been effective for fiscal quarters beginning prior to June 15, 2003, should continue to be applied in accordance with their respective dates. Rules related to forward purchases or sales of when-issued securities or other similar securities, should be also applied to existing contracts. The adoption of the provisions of SFAS No. 149 did not have a material impact on VimpelCom’s results of operations, financial position or cash flow.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of SFAS No. 150 did not have a material impact on VimpelCom’s results of operations, financial position or cash flow.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation. Input VAT was presented separately from other current assets. Taxes payable and amounts due to employees were presented separately from accrued liabilities. Customer deposits and customer advances were presented separately from each other.

3.	REVENUE-BASED TAXES

Revenue-based taxes represented road users tax charged on revenues at a 1% rate. Effective January 1, 2003, certain changes were introduced in Russian tax legislation resulting in the road users tax being abolished.

4.	CHANGES IN ESTIMATES

At the beginning of fiscal year 2002, VimpelCom changed the estimated remaining useful life of DAMPS telecommunications equipment from 6.5 to 4 years. The change decreased net income for the year ended December 31, 2002 by approximately US$3,152 equivalent to US$0.08 per share of common stock – basic and US$0.07 per share of common stock – diluted.

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

At the beginning of fiscal year 2003, as a result of the ongoing technical inspection of telecommunications equipment, VimpelCom changed the estimated remaining useful life of certain items of telecommunications equipment from 5 to 0.25 years. The change decreased net income for the year ended December 31, 2003 by approximately US$810, equivalent to US$0.02 per share of common stock – basic and US$0.02 per share of common stock – diluted.

At the beginning of the third quarter 2003, VimpelCom changed the estimated remaining useful life of DAMPS telecommunications equipment from 2.5 to 1 year. The change decreased net income for the year ended December 31, 2003 by approximately US$4,626 equivalent to US$0.12 per share of common stock – basic and US$0.10 per share of common stock – diluted.

5.	ACQUISITIONS

In July 2002, VimpelCom-Region acquired 77.6% of common stock of Orensot, a cellular communication enterprise operating in the Orenburg region, for US$14,204. In October 2002, VimpelCom-Region acquired 21.21% of Orensot’s common stock, which VimpelCom-Region did not previously own, for US$3,882. This

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In January 2003, VimpelCom-Region acquired 90% of common stock of StavTeleSot, a cellular operator in the Stavropol region, for US$38,801. The primary reason for the acquisition was obtaining the frequencies allocated to StavTeleSot under its mobile telecommunications license. The acquisition was recorded under the purchase method of accounting. The results of operations of StavTeleSot were included in the accompanying consolidated statement of income from the date of acquisition. The fair value of net assets acquired comprised US$43,500. The difference of US$4,699 between the amount paid and the fair value of net assets acquired was allocated as pro rata reduction of the acquired license, allocation of frequencies and property and equipment.

The following table presents the condensed balance sheet disclosing the amount assigned to each major asset and liability caption of StavTeleSot at the acquisition date.

Cash and cash equivalents	US$	658
Other current assets		6,260
Property and equipment, net		29,620
Telecommunications licenses and allocation of frequencies, net (4.2 years weighted-average remaining useful life)		26,780
Other intangible assets, net (4.2 years weighted-average remaining useful life)		209
Other assets		219
Current liabilities		(15,103)
Long-term liabilities		(2,625)
Deferred income taxes		(4,900)

Fair value of net assets acquired		41,118
Minority’s share in net assets		(2,317)

Total investment	US$	38,801

On September 19, 2003, VimpelCom-Region increased its share of ownership in StavTeleSot to 100% by acquiring the remaining 10% of StavTeleSot common stock, which VimpelCom-Region did not previously own, for US$4,312. The acquisition was recorded under the purchase method of accounting. The fair value of 10% of net assets acquired approximated the cost of acquisition.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following unaudited pro forma combined results of operations for VimpelCom give effect to StavTeleSot business combination transactions as if they had occurred at the beginning of 2002. These pro forma amounts are provided for information purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

	Years ended December 31,
	2003		2002
Pro forma total operating revenues	US$	1,338,611	US$	797,076
Pro forma net income before cumulative effect of changes in accounting principle, net of tax		235,255		138,572
Pro forma net income		234,928		138,572
Pro forma basic net income per common share		6.14		3.65
Pro forma diluted net income per common share		5.24		3.11

6.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following at December 31:

	2003		2002
Rubles	US$	67,991	US$	40,185
US dollars		62,098		182,815
EURO and other currencies		27,522		40,657

	US$	157,611	US$	263,657

7.	OTHER CURRENT ASSETS

Other current assets consisted of the following at December 31:

	2003		2002
Advances to suppliers	US$	20,720	US$	15,194
Forward agreement (Note 8)		10,135		2,639
Taxes		2,004		3,197
Prepayment under forward agreement (Note 8)		—		2,041
Other		8,354		9,956

	US$	41,213	US$	33,027

8.	FORWARD AGREEMENTS

VimpelCom entered into forward exchange contracts to hedge certain liabilities denominated in foreign currencies. The purpose of VimpelCom’s foreign currency hedging activities is to protect VimpelCom from risk that the eventual dollar cash outflows from payments in euros to vendors of equipment will be adversely affected by changes in the exchange rates.

Forward Agreements with Citibank

On May 14, 2002, VimpelCom entered into a forward agreement with Citibank for purchase of EURO 5,000 thousand on November 15, 2002 for US dollars at a rate of 0.897 EURO/1US$ to hedge foreign currency risk

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

associated with the liability under equipment financing agreements between KBI and Alcatel SEL AG (“Alcatel”). The agreement qualified as a fair value hedge under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. VimpelCom purchased EURO 5,000 thousand on November 15, 2002. The net gain of US$542 related to the change in the fair value of the derivative from May 14, 2002 to November 15, 2002 was included in net foreign exchange loss in the accompanying consolidated statement of income for the year ended December 31, 2002.

On August 26, 2002, KBI entered into a forward agreement with Citibank for purchase of EURO 89,912 thousand for US dollars at a rate of 0.9599 EURO/1US$ in several installments during the period from January 2003 to January 2006 to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel. The agreement qualified as a fair value hedge under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The derivative was recorded at fair value of US$14,018 and US$6,222 as of December 31, 2003 and 2002, and included in other current assets in the amount of US$9,315 and US$2,639, respectively, and in other assets in the amount of US$4,703 and US$3,583, respectively, in the accompanying consolidated balance sheets (Notes 7, 12). The net gain of US$13,543 and US$6,222 related to the change in the fair value of the derivative was included in net foreign exchange loss in the accompanying consolidated statements of income for the years ended December 31, 2003 and 2002, respectively.

In accordance with the forward agreement, KBI made a prepayment in the amount of US$8,000 with Citibank. As of December 31, 2002, the deposit was recorded as other current assets and other assets in the amount of US$2,041 and US$5,959, respectively. As of December 31, 2003, this deposit was fully used (Notes 7, 12).

Forward Agreements with Standard Bank

In June 2003, VimpelCom-Region entered into a forward agreement with Standard Bank for the purchase of EURO 2,893 thousand for US dollars at a rate of 1.1461 US$/1EURO in several installments during the period from August 2003 to June 2005, EURO 2,722 thousand for US dollars at a rate of 1.1455 US$/1EURO in several installments during the period from August 2003 to September 2005, and EURO 11,700 thousand for US dollars at a rate of 1.1660 US$/1EURO in November 2003 to hedge foreign currency risk associated with the liability under equipment financing agreements between VimpelCom-Region and Alcatel, and between VimpelCom-Region and LLC Technoserve A/S (“Technoserve”). In November 2003, VimpelCom-Region entered into a forward agreement with Standard Bank for the purchase of EURO 12,331 thousand for US dollars at a rate of 1.1526 US$/1EURO in several installments during the period from December 2003 to December 2005 to hedge foreign currency risk associated with the liability under equipment financing agreements between VimpelCom-Region and Alcatel, and between VimpelCom-Region and Technoserve. These agreements qualified as a fair value hedge under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The derivatives were recorded at fair value of US$1,456 as of December 31, 2003, and included in other current assets and other assets in the amount of US$820 and US$636, respectively. The net gain of US$1,507 related to the change in the fair value of the derivatives was included in net foreign exchange loss in the accompanying consolidated statement of income for the year ended December 31, 2003.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.	PROPERTY AND EQUIPMENT

Property and equipment, at cost, except for impaired assets, consisted of the following at December 31:

	2003		2002
Telecommunications equipment held under capital lease agreements	US$	22,152	US$	8,424
Telecommunications equipment		1,021,572		640,295
Buildings and leasehold improvements		48,170		39,892
Office and measuring equipment		93,915		58,951
Vehicles		6,110		4,072
Furniture		5,128		4,470
Other equipment		4,560		4,919

		1,201,607		761,023
Accumulated depreciation		(282,224)		(165,930)
Equipment not installed and assets under construction		541,159		362,509

	US$	1,460,542	US$	957,602

VimpelCom capitalized interest in the cost of telecommunications equipment in the amount of US$3,136, US$1,583 and US$0 in 2003, 2002 and 2001, respectively.

In April 2001, VimpelCom-Region acquired Cellular Company. Cellular Company had telecommunications equipment held under capital lease agreements (Note 17).

In October 2002, VimpelCom acquired controlling ownership interest in Bee-Line Samara. Bee-Line Samara had telecommunications equipment held under capital lease agreements (Note 17).

In June 2003, VimpelCom leased DAMPS telecommunications equipment from Open Joint Stock Company “Investelectrosvyaz”, trademark “Corbina”, (OJSC “Investelectrosvyaz”) under the sales-leaseback agreement (Notes 10, 17).

Accumulated depreciation on telecommunications equipment held under capital lease agreements amounted to US$7,127 and US$2,965 at December 31, 2003 and 2002, respectively. Depreciation expense in respect of telecommunications equipment held under capital lease amounted to US$4,162, US$1,977 and US$988 (commencing April 2001) for the years ended December 31, 2003, 2002 and 2001, respectively, and was included in depreciation expense in the accompanying consolidated statements of operations.

10.	SALE-LEASEBACK OF DAMPS EQUIPMENT

In June 2003, VimpleCom signed a set of agreements with OJSC “Investelectrosvyaz”on sale-leaseback of certain DAMPS equipment and subsequent agency relations. The DAMPS equipment was sold and leased back on July 1, 2003. Net book value of the DAMPS equipment sold comprised US$14,606 as of July 1, 2003. The selling price was US$16,500 net of value added tax, payable in two installments. Gain on transaction, representing the excess of the selling price over the net book value of the DAMPS equipment sold, was deferred and amortised in proportion to the amortization of the leased asset. Unamortised balance of the gain of US$1,768 was included in deferred revenue in the consolidated balance sheet as of December 31, 2003. OJSC “Investelectrosvyaz” had paid US$12,432 by December 31, 2003. The second installment is due anytime before April 1, 2004. As of December 31, 2003, as a collateral for the second payment OJSC “Investelectrosvyaz” pledged to VimpelCom certain items of the DAMPS equipment with the agreed pledged value of US$4,068. Leased DAMPS equipment under this sale-leaseback agreement was accounted for as capital lease (Note 17). Under the lease agreement the monthly lease payments comprised US$380.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.	TELECOMMUNICATIONS LICENSES AND ALLOCATIONS OF FREQUENCIES AND OTHER INTANGIBLE ASSETS

The total gross carrying value and accumulated amortization of VimpelCom’s telecommunications licenses and allocation of frequencies was as follows:

December 31, 2003			December 31, 2002
Cost	Accumulated amortization		Cost		Accumulated amortization
US$139,991	US$	(36,174)	US$	101,826	US$	(13,441)

Telecommunications licenses and allocations of frequencies acquired directly by VimpelCom were initially recorded at cost. Telecommunications licenses and allocations of frequencies acquired in business combinations were initially recorded at their fair value as of the acquisition date.

The total gross carrying value and accumulated amortization of VimpelCom’s intangible assets by major intangible asset class was as follows:

	December 31, 2003				December 31, 2002
	Cost		Accumulated amortization		Cost		Accumulated amortization
Telephone line capacity	US$	102,107	US$	(56,087)	US$	89,826	US$	(45,487)
Goodwill		9,816		—		9,816		—
Other intangible assets		7,840		(4,307)		3,439		(1,864)

	US$	119,763	US$	(60,394)	US$	103,081	US$	(47,351)

Amortization expense for each of the succeeding five years is expected to be as follows:

2004	US$	34,826
2005		34,826
2006		31,812
2007		21,790
2008		13,266
Thereafter		16,850

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The pro forma impact of non-amortization of goodwill on net income and net income per share for the year ended December 31, 2001 compared to actual results for the years ended December 31, 2003 and 2002 is as follows:

	Years ended December 31,
	2003		2002		2001
	(In thousands of U.S. dollars, except per share amounts)
Reported net income	US$	233,962	US$	129,552	US$	47,301
Goodwill amortization		—		—		1,621

Adjusted net income	US$	233,962	US$	129,552	US$	48,922

Basic net income per common share:
Reported net income	US$	6.12	US$	3.41	US$	1.41
Goodwill amortization		—		—		0.04

Adjusted net income per common share	US$	6.12	US$	3.41	US$	1.45

Diluted net income per common share:
Reported net income	US$	5.22	US$	2.91	US$	1.18
Goodwill amortization		—		—		0.04

Adjusted net income per common share	US$	5.22	US$	2.91	US$	1.22

12.	OTHER ASSETS

Other assets consisted of the following at December 31:

	2003		2002
Software, at cost	US$	126,965	US$	54,681
Accumulated depreciation		(29,546)		(10,867)

		97,419		43,814
Prepayments to suppliers for long-lived assets		34,684		36,309
Prepayment under forward agreement (Note 8)		—		5,959
Forward agreement (Note 8)		5,339		3,583
Equity investments		2,498		1,556
Other assets		6,406		1,283

	US$	146,346	US$	92,504

13.	BANK LOANS

Bank loans consisted of the following as of December 31:

	2003		2002
J.P. Morgan AG	US$	250,000	US$	250,000
Sberbank – loan to VimpelCom-Region		70,000		39,380
Nordea		24,899		—
Sberbank – loan to VimpelCom		16,700		50,100
Other loans		3,856		4,380

		365,455		343,860
Less current portion		(35,343)		(37,780)

Total long-term bank loans	US$	330,112	US$	306,080

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On April 26, 2002, the offering of 10.45% Loan Participation Notes (“Notes”) issued by, but without recourse to J.P. Morgan AG, for the sole purpose of funding a US$250,000 loan to VimpelCom was completed. The loan will mature on April 26, 2005. VimpelCom is to pay cash interest on the loan at the rate of 10.45% per annum from April 26, 2002, payable semi-annually on April 26 and October 26 of each year. Such interest payments commenced on October 26, 2002. As of December 31, 2003, interest in amount of US$4,716 was accrued. Gross issuance costs comprised US$6,569 and were included, net of related accumulated amortization of US$3,675, in unamortized debt issue costs in the accompanying consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying consolidated financial statements. Under the loan agreement between VimpelCom and J.P. Morgan AG, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition.

In December 2002, Sberbank provided a US dollar denominated credit line of US$70,000 to VimpelCom-Region. VimpelCom-Region had the right to draw down the entire amount before April 1, 2003. VimpelCom-Region has made drawings under the credit line in the total amount of US$70,000. The loan will be repaid in twelve installments, on a quarterly basis, commencing November 27, 2004. The interest rate as at the date of signing was 13% per annum and is subject to change by Sberbank. As of December 31, 2003, the interest rate was 11.5% per annum.

As of December 31, 2003, assets pledged as collateral against the loan from Sberbank to VimpelCom-Region included certain items of telecommunications equipment with an approximate carrying amount of US$72,691 and promissory notes issued by VimpelCom-Region to Cellular Company with a nominal amount of 1,576,000 thousand rubles (US$53,514 at exchange rate as of December 31, 2003).

VimpelCom irrevocably, fully and unconditionally guaranteed VimpelCom-Region’s obligations under the loan from Sberbank for the total amount of US$50,000.

On January 15, 2003, Nordea Bank Sweden AB provided a US dollar denominated credit line of US$35,700 to VimpelCom. In 2003, VimpelCom made three drawings under the credit line in the amount of US$16,497, US$3,433 and US$13,936 on March 2, 2003, April 25, 2003 and December 5, 2003, respectively. Each of the tranche is to be repaid in six equal installments, on a semi-annual basis, commencing April 27, 2003. The loan bears interest at an annual rate of LIBOR rate plus 0.7%.

As of December 31, 2003, assets pledged as collateral against the credit line from Nordea Bank Sweden AB included certain items of telecommunications equipment with an approximate carrying amount of US$39,041.

On April 28, 2000, Sberegatelny Bank of the Russian Federation (“Sberbank”) provided a four-year, US dollar denominated, credit line of US$80,000 to VimpelCom. The amount of the credit line was subsequently reduced to US$66,800. VimpelCom had the right to draw down the entire amount before April 28, 2001. VimpelCom has made drawings under the credit line in the total amount of US$66,800. The loan is to be repaid in eight equal installments, on a quarterly basis, commencing July 10, 2002. The interest rate as at the date of signing was 13.25% per annum and is subject to change by Sberbank. As of December 31, 2003, the interest rate was 9.5% per annum.

As of December 31, 2003, assets pledged as collateral against this credit line included certain items of telecommunications equipment and buildings in Moscow owned by VimpelCom with an approximate carrying amount of US$20,127 and US$1,045, respectively, all of VimpelCom’s shares in MSS Start, 50% of shares in Bee-Line Samara. The carrying amount of 50% of net assets of Bee-Line Samara in the accompanying consolidated balance sheet as of December 31, 2003 was US$7,859. The carrying amount of net assets of MSS

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Start in the accompanying consolidated balance sheet as of December 31, 2003 was US$1,646. Under the loan agreement between VimpelCom and Sberbank, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition.

On April 7, 2003, Raiffeisenbank Austria provided a rouble denominated credit line of 640,000 thousand roubles (US$20,459 at exchange rate as of April 7, 2003) to VimpelCom-Region. The loan bore interest at an annual rate of 14%. The principal amount and the accrued interest were fully repaid on May 20, 2003.

14.	SENIOR CONVERTIBLE NOTES

On July 28, 2000, the offering of senior convertible notes registered with the SEC raised a total of US$70,320 (net of cost of issuance of US$4,680). Unamortised balance of debt issue costs of US$0 and US$2,758 was included in non-current assets in the accompanying consolidated balance sheets as of December 31, 2003 and 2002, respectively.

The convertible notes mature on July 28, 2005. Holders of the convertible notes had the right to convert the notes into ADSs at any time after September 28, 2000 at the conversion price of US$27.0312 per ADS, subject to certain adjustments. VimpelCom was to pay cash interest on the convertible notes at the rate of 5.5% per annum from July 28, 2000, payable semi-annually on January 28 and July 28 of each. Such interest payments commenced on January 28, 2001. Unless previously converted or redeemed, VimpelCom was to repay the convertible notes at 135.41% of their principal amount, which represented a yield to maturity of 11% per annum compounded on a semi-annual basis. Amortization of discount on the notes and debt issuance costs was included in interest expense in the accompanying consolidated financial statements.

The convertible notes were redeemable by VimpelCom starting from July 28, 2002 at their accreted value, plus accrued but unpaid cash interest and any additional amounts, if the market price of the ADSs on the New York Stock Exchange exceeds 140% of the conversion price during a period of 30 consecutive trading days.

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

In the third and fourth quarters 2003, senior convertible notes with the total nominal value of US$74,000 were converted into ADSs at the price of US$27.0312 per ADS (US$36.0416 per share) (Note 18).

In December 2003, senior convertible notes with the total nominal value of US$1,000 plus accrued interest in the amount of US$242 were repaid by VimpelCom. As of December 31, 2003, Vimpelcom had no obligations under senior convertible notes.

15.	ROUBLE DENOMINATED BONDS

On May 20, 2003, VimpelCom-Region issued rouble denominated bonds through VimpelCom Finance, a newly established consolidated ultimate subsidiary of VimpelCom-Region, in an aggregate principal amount of 3,000,000 thousand roubles (US$101,852 at exchange rate as of December 31, 2003). The bonds are due on May 16, 2006, and bondholders have a put option exercisable on May 18, 2004, at 100% of nominal value plus accrued interest. Interest is to be paid semi-annually. The annual interest rate for the first two interest payments is 8.8%. VimpelCom Finance will determine the interest rate for further interest payments no later than May 7, 2004, ten days before the second interest payment.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

VimpelCom-Region irrevocably, fully and unconditionally guaranteed VimpelCom Finance’s obligations under rouble denominated bonds.

16.	EQUIPMENT FINANCING OBLIGATIONS

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

Repayment of amounts due under the Alcatel Agreement for the first and second phases were to begin after a grace period of three years from the date of acceptance of the related equipment and services, however, this grace period was to expire no later than May 26, 2000. Principal and interest repayments were made in eight semi-annual installments beginning May 27, 2000. As of December 31, 2003, all the equipment under the second phase was delivered and the principal and accrued interest were repaid on due dates.

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

On May 19, 2000, KBI and Alcatel signed an agreement on the purchase and installation in two phases (fifth and sixth phases) of mobile telecommunications GSM network equipment in the total value of EURO 26,135 thousand (US$32,668 at exchange rate as of December 31, 2003). Under the new agreement, further phases may be agreed. On May 19, 2000, an annex for the fifth phase was signed for the amount of EURO 7,135 thousand (US$8,919 at exchange rate as of December 31, 2003). On June 30, 2000, an annex for the sixth phase was signed for the amount of EURO 19,000 thousand (US$23,750 at exchange rate as of December 31, 2003).

On August 23, 2000, KBI and Alcatel signed the deferred payment agreement for the fifth phase. This agreement provides for the deferral of payment of the amount of EURO 5,566 thousand (US$6,958 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under the fifth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was to become due six months after the acceptance of the related equipment, but no later than December 1, 2001. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2003, all the equipment was delivered under the fifth phase.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On September 7, 2000, KBI and Alcatel signed the deferred payment agreement for the sixth phase that provides for the deferral of payment of the amount of EURO 16,150 (US$20,188 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under the sixth phase. This agreement was amended on January 10, 2001. The amount of deferred payments is divided in sub-phases 1, 2 and 3 in the amounts of EURO 12,828 thousand (US$16,035 at exchange rate as of December 31, 2003), EURO 1,700 thousand (US$2,125 at exchange rate as of December 31, 2003) and EURO 1,622 thousand (US$2,028 at exchange rate as of December 31, 2003), respectively. The liability for sub-phases 1, 2 and 3 accrues interest at the EURO six-month EURIBOR rate plus 3.5%. The first installments under sub-phases 1, 2 and 3 were to become due no later than October 1, 2001, November 24, 2001 and January 30, 2002, respectively. Principal repayments for each sub-phase are to be made in six equal and consecutive semi-annual installments. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the sixth phase.

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

On February 16, 2001, KBI and Alcatel signed an annex for the eighth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 8,769 thousand (US$10,961 at exchange rate as of December 31, 2003). On February 16, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the eighth phase. The eighth phase is divided in three sub-phases with the following amounts of deferred payments: sub-phase 1 in the amount of EURO 553 thousand (US$691 at exchange rate as of December 31, 2003), sub-phase 2 in the amount of EURO 1,147 thousand (US$1,434 at exchange rate as of December 31, 2003) and sub-phase 3 in the amount of EURO 5,754 thousand (US$7,193 at exchange rate as of December 31, 2003). The liability for all the three sub-phases will accrue interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments for each sub-phase are to be made in six equal and consecutive semi-annual installments. The first installment for each sub-phase was to become due six months after the acceptance of the related equipment, but no later than February 15, April 15 and April 30, 2002 for sub-phases 1, 2 and 3, respectively. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the eighth phase.

On May 9, 2001, KBI and Alcatel signed an annex for the ninth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 8,500 thousand (US$10,625 at exchange rate as of December 31, 2003). On May 9, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the ninth phase. The ninth phase is divided in two sub-phases with the following amounts of deferred payments: sub-phase 1 in the amount of EURO 5,525 thousand (US$6,907 at exchange rate as of December 31, 2003) and sub-phase 2 in the amount of EURO 1,700 thousand (US$2,125 at exchange rate as of December 31, 2003). The liability for sub-phases 1 and 2 accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments for each sub-phase are to be made in six equal and consecutive semi-annual installments. The first installment for each sub-phase was to

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

become due six months after the acceptance of the related equipment, but no later than June 14 and June 15, 2002 for sub-phases 1 and 2, respectively. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the ninth phase.

On June 22, 2001, KBI and Alcatel signed an annex for the tenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 8,570 thousand (US$10,713 at exchange rate as of December 31, 2003). On June 22, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the tenth phase. This agreement provides for the deferral of payment of the amount of EURO 7,284 thousand (US$9,105 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under the tenth phase. This agreement was amended on October 29, 2001. The amount of deferred payments is divided in sub-phases 1 and 2 in the amounts of EURO 6,946 thousand (US$8,683 at exchange rate as of December 31, 2003) and EURO 339 thousand (US$424 at exchange rate as of December 31, 2003), respectively. The liability for sub-phases 1 and 2 accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installments under sub-phases 1 and 2 were to become due six months after the acceptance of the related equipment, but no later than June 15 and July 1, 2002, respectively. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the tenth phase.

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

On November 5, 2001, KBI and Alcatel signed an annex for the thirteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 9,300 thousand (US$11,625 at exchange rate as of December 31, 2003). On November 5, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the thirteenth phase. This agreement provides for the deferral of payment of the amount of EURO 7,905 thousand (US$9,881 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under the thirteenth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi- annual installments. The first installment was to become due six months after the acceptance of the related equipment, but no later than August 25, 2002. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the thirteenth phase.

On November 12, 2001, KBI and Alcatel signed an annex for the fourteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 9,300 thousand (US$11,625 at exchange rate as of December 31, 2003). On November 12, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the fourteenth phase. This agreement provides for the deferral of payment of the amount of EURO 7,905 thousand (US$9,881 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under the fourteenth phase. The

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liability accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was to become due six months after the acceptance of the related equipment, but no later than August 30, 2002. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the fourteenth phase.

On January 8, 2002, KBI and Alcatel signed an annex for the fifteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 14,190 thousand (US$17,738 at exchange rate as of December 31, 2003). On January 8, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the fifteenth phase. This agreement provides for the deferral of payment of the amount of EURO 12,061 thousand (US$15,076 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under the fifteenth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 2.9%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was to become due six months after the acceptance of the related equipment, but no later than October 31, 2002. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the fifteenth phase.

On January 8, 2002, KBI and Alcatel signed an annex for the sixteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 15,040 thousand (US$18,800 at exchange rate as of December 31, 2003). On January 8, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the sixteenth phase. This agreement provides for the deferral of payment of the amount of EURO 12,784 thousand (US$15,980 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under the sixteenth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 2.9%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment becomes due six months after the acceptance of the related equipment, but no later than January 10, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the sixteenth phase.

On March 27, 2002, KBI and Alcatel signed an annex for the seventeenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 14,376 thousand (US$17,970 at exchange rate as of December 31, 2003). On March 27, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the seventeenth phase. This agreement provides for the deferral of payment of the amount of EURO 12,220 thousand (US$15,275 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under the seventeenth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 2.9%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment becomes due six months after the acceptance of the related equipment, but no later than June 10, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the seventeenth phase.

On April 17, 2002, KBI and Alcatel signed an annex for the eighteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 11,646 thousand (US$14,558 at exchange rate as of December 31, 2003). On April 17, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the eighteenth phase. The eighteenth phase is divided in three sub-phases with the following amounts of deferred payments: sub-phase 1 in the amount of EURO 5,693 thousand (US$7,116 at exchange rate as of December 31, 2003), sub-phase 2 in the amount of EURO 2,208 thousand (US$2,760 at exchange rate as of December 31, 2003) and sub-phase 3 in the amount of

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

EURO 1,998 thousand (US$2,498 at exchange rate as of December 31, 2003). The liability for sub-phases 1, 2 and 3 accrues interest at the EURO six-month EURIBOR rate plus 2.9%. The first installment for each sub-phase becomes due no later than June 15, 2003, May 1, 2003 and August 1, 2003, respectively. Principal repayments for each subphase are to be made in six equal and consecutive semi-annual installments. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the eighteenth phase.

On July 11, 2002, KBI and Alcatel signed an annex for the nineteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 12,000 thousand (US$15,000 at exchange rate as of December 31, 2003). On July 11, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the nineteenth phase. This agreement provides for the deferral of payment of the amount of EURO 10,200 thousand (US$12,750 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under the nineteenth phase. The liability will accrue interest at the EURO six-month EURIBOR rate plus 2.9%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment becomes due six months after the acceptance of the related equipment, but no later than August 28, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the nineteenth phase.

On August 27, 2002, KBI and Alcatel signed an annex for the twentieth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 12,000 thousand (US$15,000 at exchange rate as of December 31, 2003). On August 27, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the twentieth phase. This agreement provides for the deferral of payment of the amount of EURO 10,200 thousand (US$12,750 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under the twentieth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 2.9%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment becomes due six months after the acceptance of the related equipment, but no later than November 27, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under the twentieth phase.

No deferral of payment under the twelfth, twenty first, twenty second, twenty third, twenty fourth, twenty fifth, twenty sixth, twenty seventh and twenty eighth phases was agreed between KBI and Alcatel.

In 2003, 2002, and 2001, interest of US$6,224, US$7,268 and US$8,013, respectively, was accrued under all agreements between KBI and Alcatel.

VimpelCom made all payments to Alcatel in respect of principal and accrued interest amounts in accordance with the above-mentioned agreements.

As of December 31, 2003, telecommunications equipment received from Alcatel with the carrying amount of US$52,160 was pledged as collateral to secure the liability to Alcatel.

VimpelCom irrevocably, fully and unconditionally guaranteed KBI’s obligations under equipment financing agreements with Alcatel for the total amount of EURO 65,358 (US$81,697 at exchange rate as of December 31, 2003).

Agreements between VimpelCom-Region and Alcatel

On August 31, 2001, VimpelCom-Region and Alcatel signed a frame contract for the supply of switching, radio and other telecommunications equipment (the “Frame Contract”) and Indent 1 to the Frame Contract (Indent 1) for the amount of EURO 9,344 thousand (US$11,680 at exchange rate as of December 31, 2003).

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On September 21, 2001, VimpelCom-Region and Alcatel signed an agreement for the deferral of payment of the amount of EURO 9,344 thousand (US$11,680 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under Indent 1. The liability accrued interest at the EURO three-month EURIBOR rate plus 2%. The initial payment date under Indent 1 was February 28, 2002, extended until August 31, 2002. The first interest payment was to be made 30 days after the delivery of the last consignment of the equipment, but no later than December 31, 2001. In addition, interest payments were to be made on February 28, May 31, and August 31, 2002. Interest was to be repaid in the full amount accrued as of the respective date.

On December 20, 2002, VimpelCom-Region and Alcatel agreed to change the terms under Indent 1. Interest rate was changed to the EURO six-month EURIBOR rate plus 2.9%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was made on June 27, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under Indent 1.

On September 21, 2001, VimpelCom-Region and Alcatel signed Indent 2 to the Frame Contract (“Indent 2”) for the amount of EURO 9,000 thousand (US$11,250 at exchange rate as of December 31, 2003). On September 21, 2001, VimpelCom-Region and Alcatel signed an agreement for the deferral of payment of the amount of EURO 9,000 thousand (US$11,250 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under Indent 2. The liability accrued interest at the EURO three-month EURIBOR rate plus 2%. Initial principal repayment date was March 21, 2002, extended until September 21, 2002. The first interest payment was to be made 30 days after the delivery of the last consignment of the equipment, but no later than January 21, 2002. In addition, interest payments were to be made on March 21, June 21, and September 21, 2002. Interest was to be repaid in the full amount accrued as of the respective date.

On December 20, 2002, VimpelCom-Region and Alcatel agreed to change the terms under Indent 2. Interest rate was changed to the EURO six-month EURIBOR rate plus 2.9%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was made on June 27, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under Indent 2.

On September 16, 2002, VimpelCom-Region and Alcatel signed Indent 3 to the Frame Contract (“Indent 3”) for the amount of EURO 9,500 thousand (US$11,875 at exchange rate as of December 31, 2003). On September 16, 2002, VimpelCom-Region and Alcatel signed an agreement for the deferral of payment of the amount of EURO 8,075 thousand (US$10,094 at exchange rate as of December 31, 2003) in respect of future deliveries of equipment under Indent 3. The liability accrues interest at the EURO three-month EURIBOR rate plus 5%. Principal repayment was to be made when VimpelCom-Region enters in certain financing arrangements, but no later than June 25, 2003. The first interest payment was made on March 25, 2003. The second interest payment shall be made together with the principal repayment. Interest should be repaid in the full amount accrued as of respective date. As of December 31, 2002, all the equipment was delivered under Indent 3. As of December 31, 2003, all the principal and accrued interest were paid.

No deferral of payment under Indent 4 was agreed between VimpelCom-Region and Alcatel.

On October 31, 2002, VimpelCom-Region and Alcatel signed Indent 5 to the Frame Contract (“Indent 5”) for the amount of US$6,423. On October 31, 2002, VimpelCom-Region and Alcatel signed an agreement for the deferral of payment of the amount of US$5,460 in respect of future deliveries of equipment under Indent 5. The liability accrues interest at the US dollar three-month LIBOR rate plus 5%. Principal repayment was to be made when VimpelCom-Region enters in certain financing arrangements, but no later than June 25, 2003. The first interest payment was made on March 25, 2003. The second interest payment shall be made together with the

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

principal repayment. Interest should be repaid in the full amount accrued as of respective date. As of December 31, 2003, all the equipment was delivered under Indent 5 and all the principal and accrued interest were paid.

In 2003, 2002 and 2001, interest of US$1,182, US$952 and US$9, respectively, was accrued under all agreements between VimpelCom-Region and Alcatel.

VimpelCom-Region made all payments to Alcatel in respect of principal and accrued interest amounts in accordance with the above-mentioned agreements.

As of December 31, 2003, telecommunications equipment received from Alcatel with the carrying amount of US$12,997 was pledged as collateral to secure the liability to Alcatel.

VimpelCom irrevocably, fully and unconditionally guaranteed VimpelCom-Region’s obligations under equipment financing agreements with Alcatel for the total amount of EURO 9,254 thousand (US$11,568 at exchange rate as of December 31, 2003).

Agreements between VimpelCom-Region and Ericsson

On September 28, 2001, VimpelCom-Region and Ericsson Radio Systems AB (“Ericsson”) signed a contract for delivery of GSM equipment (the “Supply Contract”) and a purchase order under the Supply Contract for US$16,600. Under the contract, overdue amounts accrue interest at the US dollar LIBOR rate plus 3.5%. All the equipment under the Supply Contract was delivered before December 31, 2002.

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

On August 21, 2002, VimpelCom-Region and Ericsson Credit AB signed second tranche under the Credit Agreement on the financing of the delivery of equipment under the Supply Contract in the amount of US$70,000. The amount of the financing was subsequently reduced to US$45,642. VimpelCom-Region obtained financing under the Credit Agreement in 2002, and used the proceeds to repay its obligation to Ericsson under the Supply Contract. Initially the liability under the Credit Agreement accrued interest at the US dollar LIBOR rate plus 2% and was payable on December 20, 2002. On December 20, 2002, Ericsson extended the payment date until June 20, 2003 and interest rate was changed to US dollar LIBOR rate plus 5%. The liability under the second tranche of the Credit Agreement was fully repaid before December 31, 2003.

On December 20, 2002, VimpelCom-Region and Ericsson signed a purchase order under the Supply Contract for US$10,500.

On January 10 and April 14, 2003, VimpelCom-Region and Ericsson signed two purchase orders under the Supply Contract, for US$11,493 and US$25,590, respectively.

On February 25, 2003, VimpelCom-Region and Ericsson Credit AB signed the third tranche under the Credit Agreement on the financing of the delivery of equipment under the Supply Contract, in the amount of

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

US$55,900. VimpelCom-Region obtained financing under the Credit Agreement in the second and third quarters 2003, and used the proceeds to repay its obligation to Ericsson under the Supply Contract. The liability under the Credit Agreement accrued interest at the US dollar LIBOR rate plus 5%. On June 20, 2003, Ericsson Credit AB extended the payment of US$44,730 under the third tranche until November 20, 2003. The liability under the third tranche of the Credit Agreement was fully repaid before December 31, 2003.

In 2003, 2002 and 2001, interest of US$2,687, US$1,596 and US$67, respectively, was accrued under all agreements between VimpelCom-Region and Ericsson.

Agreements between StavTeleSot and Alcatel

As of December 31, 2003, StavTeleSot had obligations under equipment financing agreements with Alcatel of EURO2,142 thousand (US$2,678 at exchange rate as of December 31, 2003). Equipment was received by StavTeleSot before it was acquired by VimpelCom-Region (Note 5).

Agreements between VimpelCom-Region and Technoserve

On May 16, 2002, VimpelCom-Region and Technoserve signed an agreement (“the Agreement”) for delivery of GSM equipment for EURO 22,000 thousand (US$27,500 at exchange rate as of December 31, 2003). This agreement provides for the deferral of payment of the amount of EURO 18,700 thousand (US$23,375 at exchange rate as of December 31, 2003) in respect of the future deliveries of equipment. The liability will accrue interest at a rate of 10% per annum. The accrual of interest will start 91 day after the advance payment or after the last consignment of the equipment, whatever is later. Principal repayments are to be made in twelve equal and consecutive quarterly installments. The first installment becomes due three months after the delivery of the last consignment of the equipment.

On May 30, 2003, VimpelCom-Region and Technoserve signed the first amendment to the Agreement. The first amendment increased the total value of the Agreement by EURO 4,400 thousand (US$5,500 at exchange rate as of December 31, 2003) to EURO 26,400 thousands (US$33,000 at exchange rate as of December 31, 2003). Initially, the liability under the Agreement accrued interest at a rate of 10% per annum. The liability under deliveries occurred after May 30, 2003, accrues interest at a rate of 8% per annum.

On October 20, 2003, VimpelCom-Region and Technoserve signed the second amendment to the Agreement. The second amendment increased the total value of the Agreement by EURO 2,500 thousand (US$3,125 at exchange rate as of December 31, 2003) to EURO 28,900 thousands (US$36,125 at exchange rate as of December 31, 2003). The second amendment provides additional deferral of payment in the amount of EURO 2,125 thousand (US$2,656 at exchange rate as of December 31, 2003).

As of December 31, 2003, the equipment in the amount of EURO 26,977 thousand was delivered under the Agreement.

Agreements between VimpelCom and Technoserve

On April 25, 2002, VimpelCom and Technoserve signed an agreement for delivery of GSM equipment for EURO 6,000 thousand (US$7,500 at exchange rate as of December 31, 2003). This agreement provides for the deferral of payment of the amount of EURO 5,100 thousand (US$6,375 at exchange rate as of December 31, 2003) in respect of the future deliveries of equipment. The liability will accrue interest at a rate of 10% per annum. The accrual of interest will start 91 day after the advance payment or after the last consignment of the equipment, whatever is later. Principal repayments are to be made in twelve equal and consecutive quarterly installments. The first installment becomes due three months after the delivery of the last consignment of the equipment.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2003, total value of equipment delivered under this contract was EURO 4,895 (US$6,119 at exchange rate as of December 31, 2003).

Agreements between VimpelCom and General DataCom

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

On January 4, 2003, VimpelCom and DataCom signed an amendment to this agreement (“the Amendment”). Under the Amendment the total value of equipment to be delivered is US$7,876. As of December 31, 2003, total value of equipment delivered under this contract was US$7,876.

Amounts outstanding in connection with VimpelCom’s equipment financing obligation consisted of the following at December 31:

	2003		2002
Alcatel (agreements with KBI):
Supplier credit facilities	US$	81,697	US$	119,315
Accrued interest		1,003		2,343
Alcatel (agreements with VimpelCom-Region):
Supplier credit facilities		11,567		23,877
Accrued interest		—		58
Alcatel (agreements with StavTeleSot):
Supplier credit facilities		2,678		—
Accrued interest		—		—
Ericsson (agreements with VimpelCom-Region):
Supplier credit facilities		—		45,486
Accrued interest		—		74
Technoserve A/S (agreements with VimpelCom-Region)
Supplier credit facilities		18,889		10,981
Accrued interest		41		12
Technoserve A/S (agreements with VimpelCom)
Supplier credit facilities		2,654		4,002
Accrued interest		18		4
DataCom (agreements with VimpelCom)
Supplier credit facilities		4,444		6,257
Accrued interest		62		—
Other		890		3,633

		123,943		216,042
Less current portion		(70,935)		(134,617)

Total long-term equipment financing	US$	53,008	US$	81,425

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future payments under bank loans, rouble denominated bonds and supplier credit facilities are as follows:

2004	US$	208,095
2005		323,766
2006		36,257
2007		23,100
2008		—

	US$	591,218

17.	CAPITAL LEASE OBLIGATIONS

As of December 31, 2003, Bee-Line Samara had obligations under lease agreements with Sberbankinveststroy of US$853. Equipment under the lease agreements was received by Bee-Line Samara before it was acquired by VimpelCom (Note 5). Under the lease agreements, the ownership of the leased assets is to be transferred to Bee-Line Samara after the end of the lease term and execution of all lease payments. Equipment received under these agreements was accounted for as capital leases.

As of December 31, 2003, VimpelCom had obligations under lease agreements with OJSC “Investelectrosvyaz” of US$14,888. Equipment under the lease agreements was received by VimpelCom on July 1, 2003 (Note 10). Under the lease agreements, the lease term is equal to the estimated remaining economic life of the leased property. Equipment received under these agreements was accounted for as capital leases.

Future payments under capital lease obligations are as follows:

2004	US$	6,621
2005		3,816
2006		4,216
2007		1,121
2008		—

	US$	15,774

18.	SHAREHOLDERS’ EQUITY

In 1996, VimpelCom issued 6,426,600 shares of preferred stock. As of December 31, 2003, all of the shares of preferred stock were owned by Eco Telecom. Each share of preferred stock entitles its holder to one vote, to receive a fixed dividend of .001 ruble per share per year, and to receive a fixed liquidation value of .005 rubles per share in the event of VimpelCom’s liquidation, to the extent there are sufficient funds available. As of December 31, 2003, this liquidation preference amounted to approximately US$2.8 at the official year-end exchange rate. Each share of preferred stock is convertible into one share of common stock at any time after June 30, 2016 at the election of the holder upon payment to VimpelCom of a conversion premium equal to 100% of the market value of one share of common stock at the time of conversion.

Under the agreement dated December 1, 1998, prior to the occurrence of certain transactions, VimpelCom had the right to purchase from Telenor a part of the shares previously issued to Telenor. The number of shares that could be purchased was limited by a condition that Telenor’s share in VimpelCom’s total outstanding voting capital stock should not become less than 25% plus one share after the call option is exercised. In December 2000, VimpelCom purchased 250,000 shares of common stock for US$4,993 from Telenor under its call option to provide for shares to support grants under VimpelCom’s stock option plan (Note 26). These shares were held

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

by VC ESOP N.V., a consolidated subsidiary of VimpelCom, (132,882 shares and 202,351 shares as of December 31, 2003 and 2002) and were treated as treasury shares in the accompanying consolidated financial statements.

As of December 31, 2003 and 2002, 27,752 shares (37,003 ADSs) and 2,080,926 shares (2,774,568 ADSs), respectively, of VimpelCom’s common stock issued on July 28, 2000 were held by VC Limited, a consolidated affiliate of VimpelCom. These shares were treated as treasury shares in the accompanying consolidated financial statements.

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

In the third and fourth quarters 2003, VimpelCom used 2,053,174 shares (2,737,565 ADSs) of its treasury stock to meet its conversion obligations for senior convertible notes (Note 14). The excess of the nominal value of senior convertible notes reduced by unamortised debt issue cost over the cost of the treasury shares sold in the amount of US$32,617 was allocated to additional paid-in capital in the accompanying consolidated financial statements as of December 31, 2003.

On October 24, 2003, an Extraordinary General Meeting of VimpelCom Shareholders approved the merger of VimpelCom and VimpelCom-Region and the related issuance of 10,948,821 new VimpelCom common shares (the equivalent of 14,598,428 ADSs) in exchange for the 44.7% stake in VimpelCom-Region that is currently owned by Eco Telecom and by Telenor. Following the merger, Telenor will own approximately 26.6% and 29.9%, respectively, and Alfa Group will own approximately 32.9% and 24.5%, respectively, of the Company’s total voting stock and total common stock. As of March 15, 2004, the merger and issuance of new shares had not occurred.

Each outstanding share of VimpelCom’s common stock entitles its holder to participate in shareholders meetings, to receive dividends in such amounts as have been validly determined by the board of directors or the shareholders, and in the event of VimpelCom’s liquidation, to receive part of VimpelCom’s assets to the extent there are sufficient funds available.

In accordance with Russian legislation, VimpelCom can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements, not out of amounts previously transferred to reserves. Dividends to shareholders – residents of Russia are subject to a 6% withholding tax. Dividends to other shareholders are subject to a 15% withholding tax, which may be reduced or eliminated by double tax treaties. Transfers to reserves have been insignificant through December 31, 2003. As of December 31, 2003, VimpelCom’s retained earnings distributable under Russian legislation were US$163,090 at the official year-end exchange rate.

As of December 31, 2003, the amount of consolidated retained earnings of VimpelCom represented by undistributed earnings of companies which are accounted for using the equity method was US$2,319.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19.	VC LIMITED

VC Limited is a special purpose entity formed under the laws of the British Virgin Islands for the purpose of holding the ADSs that were used to satisfy the conversion obligations under the convertible notes. VimpelCom does not own directly or indirectly any shares of VC Limited. However, VimpelCom controls VC Limited pursuant to an agreement between VimpelCom and the sole shareholder of VC Limited by which VimpelCom has an irrevocable proxy to vote the shares of VC Limited for all purposes.

As of December 31, 2003 and 2002, the assets of VC Limited primarily consisted of shares of VimpelCom’s common stock with the cost of US$768 and US$57,600, respectively. The liabilities of VC Limited primarily consisted of a loan due to VimpelCom B.V., a subsidiary of VimpelCom Finance B.V., in the amount of US$0 and US$62,001 as of December 31, 2003 and December 31, 2002. There were no other material assets and liabilities in the financial statements of VC Limited as of December 31, 2003 and 2002. Expenses of VC Limited for the years ended December 31, 2003, 2002 and 2001 primarily consisted of interest expense on the loan due to VimpelCom B.V. in the amount of US$3,199, US$3,159 and US$2,807, respectively. VC Limited had no other material revenues or expenses for each of the years 2003, 2002 and 2001.

20.	VIMPELCOM-REGION

Under the agreements on investments in VimpelCom-Region, dated May 2001, by and among VimpelCom, VimpelCom-Region, Eco Telecom and Telenor, VimpelCom contributed US$103,000 as equity to VimpelCom- Region (Note 1). In addition, Eco Telecom was to invest a total of US$117,000 of equity directly into VimpelCom-Region in two equal tranches, in November 2002 and November 2003. Telenor and VimpelCom had options, either collectively or individually, to invest up to an aggregate of US$117,000 directly in VimpelCom-Region simultaneously with each of Eco Telecom’s contributions.

On December 3, 2001, VimpelCom-Region sold to Eco Telecom 1,323 newly issued shares of convertible voting preferred stock of VimpelCom-Region for a purchase price of approximately US$0.4. Each share of preferred stock entitles its holder to one vote, to receive a fixed dividend of .01 ruble per share per year, and to receive a fixed liquidation value of 20 rubles per share in the event of VimpelCom-Region’s liquidation, to the extent there are sufficient funds available. As of December 31, 2003, this liquidation preference amounted to approximately US$0.9 at the official year end exchange rate. Each share of preferred stock is convertible into one share of common stock, but no later than April 1, 2050, upon an official registration of common stock issue. There is no premium payable on conversion. In accordance with the agreements on investments in VimpelCom-Region, dated May 30, 2001, the shares of preferred stock should be re-distributed between Eco Telecom, VimpelCom and Telenor upon equity contributions to VimpelCom-Region in order to maintain certain percentage of the parties in the voting capital stock of VimpelCom-Region. Upon the fulfillment of the agreements dated May 30, 2001, the shares of preferred stock shall be converted into common stock.

In addition, on December 3, 2001, VimpelCom sold to Eco Telecom one share of common stock of VimpelCom-Region for a purchase price of US$40.

On May 15, 2002, the annual shareholders’ meeting of VimpelCom approved the following changes to the agreements on investments in VimpelCom-Region, dated May 30, 2001.

VimpelCom converted its options to purchase newly issued shares of VimpelCom-Region into an obligation and accelerated this obligation to November 2003, and Telenor accelerated its corresponding options to November 2003, in each case, subject to extension in certain instances. Eco Telecom’s investments in VimpelCom-Region were scheduled as required under the original agreements dated May 30, 2001: US$58,480 in November 2002 and US$58,520 in November 2003, with each date subject to extension in certain cases, unless Eco Telecom chooses to accelerate all or a portion of its third tranche investment.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

VimpelCom committed to provide VimpelCom-Region with a combination of secured loans, guarantees and leases of equipment and other assets with a total value of up to US$92,000, and with unsecured credits of up to US$30,000, with terms up to six years.

To the extent that external financing is not obtained by February 2005 in an amount necessary to meet VimpelCom-Region’s five-year funding plan, VimpelCom-Region will give each of its shareholders the right to contribute to its capital the amount of cash necessary to make up the funding shortfall on a pro rata basis. If any shareholder does not exercise its right to make such capital contribution in full, the other shareholders which fully contribute their pro rata amount will have the right to contribute all or a portion of such shareholder’s capital contribution on a pro rata basis. The shareholders of VimpelCom-Region further agreed to vote in favor of, and take all actions necessary to effect the issuance of VimpelCom-Region ordinary shares in connection with such capital contribution; provided that such obligation will not be applicable if the aggregate amount of the additional funds raised by VimpelCom-Region (excluding the capital increases in connection with the second and third closings in November 2002 and November 2003, respectively) exceeds US$300,000.

VimpelCom-Region’s Board of Directors was disbanded as part of the unified management structure of VimpelCom and VimpelCom-Region.

On November 12, 2002, VimpelCom, Eco Telecom and Telenor each purchased 1,462 newly issued shares of VimpelCom-Region’s common stock for US$58,480. Simultaneously, Eco Telecom sold 231 and 860 shares of VimpelCom-Region’s preferred stock to Telenor and VimpelCom, respectively, at a price of 20 rubles per share. The closing represents the second tranche of equity investments into VimpelCom-Region in accordance with the agreement dated May 30, 2001, as amended.

Capital contributions of Eco Telecom and Telenor in VimpelCom-Region exceeded 35.01% of net assets of VimpelCom-Region after the contributions by US$23,073. The gain on the sale of newly issued stock of a subsidiary was included in additional paid-in capital in the consolidated financial statements of VimpelCom for the year ended December 31, 2002.

In anticipation of the announced merger between VimpelCom and VimpelCom-Region, approved on October 24, 2003 by an Extraordinary General Meeting of VimpelCom Shareholders (Note 18), Eco Telecom has accelerated the third tranche of its investment into VimpelCom-Region.

On August 27, 2003, Eco Telecom purchased 1,463 newly issued shares of VimpelCom-Region’s common stock for US$58,520. Simultaneously, VimpelCom and Telenor sold 128 and 34 shares of VimpelCom-Region’s preferred stock, respectively, to Eco Telecom, at a price of 20 rubles per share. The closing represented the third tranch of equity investments into VimpelCom-Region in accordance with the agreement dated May 30, 2001, as amended. Following the completion of this investment tranche, VimpelCom’s interest in VimpelCom-Region became 55.31%.

VimpelCom’s share in net assets of VimpelCom-Region increased by US$4,945 as a result of capital contribution of Eco Telecom made on August 27, 2003. The gain on the sale of newly issued stock of a subsidiary was included in additional paid-in capital in the consolidated financial statements of VimpelCom as of December 31, 2003.

As of December 31, 2003, issued and outstanding common stock of VimpelCom-Region comprised 9,818 shares.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21.	INCOME TAXES

The Russian Federation was the only tax jurisdiction in which VimpelCom’s income was subject to taxation.

On August 6, 2001, a law was signed which introduced certain changes in Russian tax legislation reducing the statutory income tax rate from 35% to 24% effective January 1, 2002. The effect of the new tax legislation was recognized in the period of enactment.

Income tax expense (benefit) consisted of the following for the years ended December 31:

	2003		2002		2001
Current income taxes	US$	120,209	US$	58,324	US$	28,509
Deferred taxes		(11,568)		(8,385)		(9,970)

	US$	108,641	US$	49,939	US$	18,539

A reconciliation between the income tax expense reported in the accompanying consolidated financial statements and income before taxes multiplied by the statutory tax rates of 35% (from January 1, 2001 through December 31, 2001) and 24% (from January 1, 2002 through December 31, 2003) for the years ended December 31 is as follows:

	2003		2002		2001
Income tax expense computed on income before taxes at statutory tax rate	US$	88,752	US$	42,647	US$	23,046
Effect of investment incentive deductions		—		—		(16,460)
Effect of non-deductible expenses and other permanent differences		27,421		6,528		16,460
Effect of deductible temporary differences not recognized as measured by the change in valuation allowance		(7,532)		764		1,289
Effect of changes in tax rate		—		—		(5,796)

Income tax expense reported in accompanying consolidated financial statements	US$	108,641	US$	49,939	US$	18,539

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The deferred tax balances were calculated by applying the presently enacted statutory tax rate applicable to the period in which the temporary differences between the carrying amounts and tax base of assets and liabilities are expected to reverse. The amounts reported in the accompanying consolidated financial statements at December 31 consisted of the following:

	2003		2002
Deferred tax assets:
Accrued operating and interest expenses	US$	9,249	US$	5,192
Deferred revenue		16,610		9,868
Bad debts, net of revenue accrual		—		2,599
Loss carry-forwards		421		5,736

		26,280		23,395
Valuation allowance		—		(7,532)

		26,280		15,863
Deferred tax liabilities:
Revenue accrual, net of bad debts		4,410		—
Non-current assets		32,960		33,854
Forward agreement		3,364		1,494

		40,734		35,348

Net deferred tax liabilities		14,454		19,485
Add current deferred tax assets		21,377		15,742
Less current deferred tax liability		(1,451)		—

Total long-term net deferred tax liability	US$	34,380	US$	35,227

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

For Russian income tax purposes, VimpelCom has accumulated tax losses incurred in 2000, 2001 and 2002, which may be carried forward for use against future income. Its use is restricted to a maximum of 30% of taxable income. Tax loss carry forwards may be eroded by future devaluation of the rouble. As of December 31, 2003, for Russian income tax purposes, VimpelCom-Region had tax losses available to carry forward of approximately US$421, expiring on December 31, 2012.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22.	VALUATION AND QUALIFYING ACCOUNTS

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2003, 2002 and 2001:

Balance as of December 31, 2000	US$	6,979
Provision for bad debts		16,088
Accounts receivable written off		(14,469)

Balance as of December 31, 2001		8,598
Provision for bad debts		25,408
Accounts receivable written off		(21,090)

Balance as of December 31, 2002		12,916
Provision for bad debts		11,074
Accounts receivable written off		(16,032)

Balance as of December 31, 2003	US$	7,958

The provision for bad debts included in the accompanying consolidated statements of operations is net of related value-added taxes of US$1,846, US$4,235 and US$2,682 for the years ended December 31, 2003, 2002 and 2001, respectively.

23.	RELATED PARTY TRANSACTIONS

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

	2003		2002
Bee-Line Togliatti	US$	1,013	US$	1,411
Other		158		672

	US$	1,171	US$	2,083

The amount due from Bee-Line Togliatti, a 50%-owned investee of Bee-Line Samara, mainly represents accounts receivable under the contract for telecommunications services.

Balances due to related parties consisted of the following as of December 31:

	2003		2002
Telenor Russia AS	US$	1,721	US$	342
Eco Telecom and Alfa-Eco M		4,200		—
Alfa-Eco Telecom		1,400		—
Bee-Line Togliatti		532		1,823
Telenor Invest AS		—		999
Telenor Mobile Communication AS		750		395
FinMark Strategy Partners LLC		—		173
Other		—		382

	US$	8,603	US$	4,114

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On April 1, 1999, VimpelCom and Telenor Russia AS signed a Service Obligation Agreement (“Telenor Service Obligation Agreement”). Total expense in respect of management fees under the Telenor Service Obligation Agreement included in selling, general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 2003, 2002 and 2001 amounted to US$1,041, US$774 and US$525, respectively. As of December 31, 2003 and 2002, the liability to Telenor Russia AS amounted to US$321 and US$205, respectively.

On October 1, 2003, VimpelCom and Telenor Russia AS signed a General Services Agreement. Total expense in respect of management fees under this General Services Agreement included in selling, general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 2003, 2002 and 2001 amounted to US$1,167, US$0 and US$0, respectively. As of December 31, 2003 and 2002, the liability to Telenor Russia AS amounted to US$1,400 and US$0, respectively.

On August 28, 2003, VimpelCom and Eco Telecom and Limited Liability Company Alfa-Eco M (“Alfa-Eco M”), a part of the Alfa Group of companies in Russia, signed a Services Agreement. In accordance with the Services Agreement, Eco Telecom and Alfa-Eco M are to provide advising and consulting services to VimpelCom in connection with the upcoming merger between VimpelCom and VimpelCom-Region (Note 20). The total cost in respect of the Services Agreement as of December 31, 2003 amounted to US$3,500 and was included in telecommunications licenses and allocations of frequencies in the accompanying consolidated financial statements. As of December 31, 2003, the liability to Eco Telecom and Alfa-Eco M was US$4,200.

On October 1, 2003, VimpelCom and Limited Liability Company Alfa-Eco Telecom, a part of the Alfa Group of companies in Russia, signed a General Service Agreement. Total expense in respect of management fees under this General Service Agreement included in selling, general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 2003, 2002 and 2001 amounted to US$1,167, US$0 and US$0, respectively. As of December 31, 2003 and 2002, the liability to Alfa-Eco Telecom amounted to US$1,400 and US$0, respectively.

The amount due to Bee-Line Togliatti mainly represents accounts payable under the contract for maintenance of telecommunications equipment.

The amounts due to Telenor Invest AS and Telenor Mobile Communication AS, companies registered in Norway and affiliated with Telenor, represent accounts payable by Extel and StavTeleSot for services under consultancy and other agreements.

On July 6, 2000, VimpelCom and AXF Consulting LLC, a US company controlled by a director of VimpelCom, signed a Service Obligation Agreement, with an amendment concluded in May 2001. In October 2001, AXF Consulting LLC changed its name to FinMark Strategy Partners LLC (“FinMark”). In accordance with the Service Obligation Agreement, FinMark provides advising and consulting services to VimpelCom. In accordance with an agreement between VimpelCom and FinMark, VimpelCom paid a fixed service fee to FinMark until December 31, 2002. The amount of the fee is US$575 per annum, net of all applicable taxes. If the personnel accepted under the agreement ceases to have the status as a director of the Board of VimpelCom, then VimpelCom will have the right to suspend the services under the agreement and withhold a pro rata portion of the annual fee. In May 2002, the personnel accepted under the agreement ceased to have the status as a director of the Board of VimpelCom. The total cost in respect of the Service Obligation Agreement recorded in the accompanying consolidated financial statements for the years ended December 31, 2002 and 2001 amounted to US$690 and US$1,288, respectively. As of December 31, 2002, the liability to FinMark was US$173.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On June 30, 2000, the Board of Directors of VimpelCom approved a transaction with one of executive officers of VimpelCom (the “Executive Officer”). According to the agreement, VimpelCom was obliged to pay remuneration to the Executive Officer for the pledge of shares of VimpelCom’s common stock as a collateral for borrowings under the credit line from Sberbank. The remuneration was calculated as 2% of the outstanding amount of borrowings under the credit line. The remuneration was paid to Executive Officer in two installments, in February and July 2001. Total remuneration accrued and included in interest expense in the accompanying consolidated statements of operations for the years ended December 31, 2001 was US$171. In 2001, the shares of VimpelCom’s common stock were released from the pledge.

24.	EARNINGS PER SHARE

Net income per common share for all periods presented has been determined in accordance with SFAS No.128, “Earnings per Share”, by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income per share of common stock has been adjusted by a factor of 1.33 to determine net income per ADS equivalent as each ADS is equivalent to three-quarters of one share of common stock.

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,
	2003		2002		2001
	(In thousands, except per share amounts)
Numerator:
Net income	US$	233,962	US$	129,552	US$	47,301
Denominator:
Denominator for basic earnings per share – weighted average shares		38,241		38,014		33,642
Effect of dilutive securities:
Convertible preferred stock		6,426		6,426		6,426
Senior convertible notes		2,076		—		—
Employee stock options		27		49		—

Denominator for diluted earnings per share – assumed conversions	US$	46,770	US$	44,489	US$	40,068

Basic net income per common share	US$	6.12	US$	3.41	US$	1.41

Diluted net income per common share	US$	5.22	US$	2.91	US$	1.18

The following items were not included in the computation of earnings per share assuming dilution because they would not have a dilutive effect for the periods presented in the accompanying consolidated financial statements: senior convertible notes for the years ended December 31, 2002 (2,080,926 notes) and 2001 (2,080,926 notes) and employee stock options for the year ended December 31, 2001.

25.	SEGMENT INFORMATION

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

	Year ended December 31, 2003
	Moscow License Area		Regions		Total
Total operating revenues from external customers	US$	918,749	US$	416,849	US$	1,335,598
Total intersegment revenues		58,450		42,506		100,956
Depreciation and amortization		120,511		64,826		185,337
Operating income		325,768		103,199		428,967
Interest income		11,611		1,478		13,089
Interest expense		49,274		24,161		73,435
Income before income taxes and minority interest		286,170		84,686		370,856
Income tax expense		88,980		19,661		108,641
Net income		197,190		62,422		259,612
Segment assets		1,717,716		1,021,674		2,739,390
Goodwill		9,801		15		9,816
Expenditures for long-lived assets		234,578		538,077		772,655

	Year ended December 31, 2002
	Moscow License Area		Regions		Total
Total operating revenues from external customers	US$	698,674	US$	80,970	US$	779,644
Total intersegment revenues		19,755		7,043		26,798
Depreciation and amortization		86,367		11,325		97,692
Operating income (loss)		238,477		(12,928)		225,549
Interest income		8,110		381		8,491
Interest expense		44,208		4,425		48,633
Income (loss) before income taxes and minority interest		199,759		(21,975)		177,784
Income tax expense		49,112		827		49,939
Net income (loss)		150,644		(23,192)		127,452
Segment assets		1,411,948		532,492		1,944,440
Goodwill		9,801		15		9,816
Expenditures for long-lived assets		331,593		256,230		587,823

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31, 2001
	Moscow License Area		Regions		Total
Total operating revenues from external customers	US$	416,936	US$	10,960	US$	427,896
Total intersegment revenues		3,451		1,013		4,464
Depreciation and amortization		59,266		2,104		61,370
Operating income (loss)		94,363		(6,695)		87,668
Interest income		5,731		2		5,733
Interest expense		26,528		337		26,865
Income (loss) before income taxes and minority interest		73,273		(7,089)		66,184
Income tax expense (benefit)		18,629		(90)		18,539
Net income (loss)		55,049		(6,981)		48,068
Segment assets		888,753		162,106		1,050,859
Goodwill		9,801		—		9,801
Expenditures for long-lived assets		165,926		101,739		267,665

A reconciliation of VimpelCom’s total segment financial information to the corresponding consolidated amounts follows:

Revenues

	2003		2002		2001
Total operating revenues from external customers for reportable segments	US$	1,335,598	US$	779,644	US$	427,896
Total intersegment revenues for reportable segments		100,956		26,798		4,464
Elimination of intersegment revenues		(100,956)		(26,798)		(4,464)

Total consolidated operating revenues	US$	1,335,598	US$	779,644	US$	427,896

Net income (loss)

	2003		2002		2001
Total net income for reportable segments	US$	259,612	US$	127,452	US$	48,068
Minority interest in net (income) loss of subsidiaries		(25,216)		2,090		—
Elimination of intersegment net (loss) income		(434)		10		(767)

Net income	US$	233,962	US$	129,552	US$	47,301

Assets

	December 31,
	2003		2002
Total assets for reportable segments	US$	2,739,390	US$	1,944,440
Elimination of intercompany receivables		(437,158)		(251,696)

Total consolidated assets	US$	2,302,232	US$	1,692,744

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other significant items:

	Year ended December 31, 2003
	Segment Totals		Adjustments		Consolidated Totals
Depreciation and amortization	US$	185,337	US$	(11)	US$	185,326
Operating income		428,967		(1,063)		427,904
Interest income		13,089		(4,711)		8,378
Interest expense		73,435		(5,189)		68,246
Income before income taxes and minority interest		370,856		(1,054)		369,802
Income tax expense		108,641		—		108,641
Expenditures for long-lived assets		772,655		(2,199)		770,456

	Year ended December 31, 2002
	Segment Totals		Adjustments		Consolidated Totals
Depreciation and amortization	US$	97,692	US$	(275)	US$	97,417
Operating income		225,549		(757)		224,792
Interest income		8,491		(1,322)		7,169
Interest expense		48,633		(2,047)		46,586
Income before income taxes and minority interest		177,784		(87)		177,697
Income tax expense		49,939		—		49,939
Expenditures for long-lived assets		587,823		(9,507)		578,316

	Year ended December 31, 2001
	Segment Totals		Adjustments		Consolidated Totals
Depreciation and amortization	US$	61,370	US$	(64)	US$	61,306
Operating income		87,668		(518)		87,150
Interest income		5,733		—		5,733
Interest expense		26,865		—		26,865
Income before income taxes and minority interest		66,184		(337)		65,847
Income tax expense		18,539		—		18,539
Expenditures for long-lived assets		267,665		(12,656)		255,009

26.	STOCK OPTION PLAN

VimpelCom’s 2000 Stock Option Plan adopted on December 20, 2000 authorized the grant of options to management personnel for up to 250,000 shares of VimpelCom’s common stock. The following table summarizes the activity for the plan.

	Number of Options
	2003	2002	2001
Options outstanding, beginning of year	148,375	244,125	231,375
Options granted	72,500	3,000	28,500
Options exercised	(120,750)	(94,250)	—
Options forfeited	(1,500)	(4,500)	(15,750)

Options outstanding, end of year	98,625	148,375	244,125

Options exercisable, end of year	44,625	138,239	137,813

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No options expired in the years ended December 31, 2003 and 2002. The following table summarizes the weighted-average exercise prices of options for each of the following groups of options:

	Weighted-Average Exercise Prices
	2003				2002				2001
	Per share		Per ADS equivalent		Per share		Per ADS equivalent		Per share		Per ADS equivalent
Options outstanding, beginning of year	US$	23.60	US$	17.70	US$	23.60	US$	17.70	US$	23.60	US$	17.70
Options granted		46.13		34.60		23.60		17.70		23.60		17.70
Options exercised		25.32		18.99		23.60		17.70		23.60		17.70
Options forfeited		23.60		17.70		23.60		17.70		23.60		17.70

Options outstanding, end of year	US$	38.40	US$	28.80	US$	23.60	US$	17.70	US$	23.60	US$	17.70

Options exercisable, end of year	US$	28.75	US$	21.56	US$	23.60	US$	17.70	US$	23.60	US$	17.70

The weighted average grant-date fair value of options granted during the years ended December 31, 2003, 2002 and 2001 was US$43.15 (US$32.36 per ADS equivalent), US$20.33 (US$15.25 per ADS equivalent) and US$11.63 (US$8.72 per ADS equivalent), respectively.

The options granted vest at varying rates over one to three year periods. If certain events provided for in 2000 Stock Option Plan occur, the vesting period for certain employees is accelerated.

As of December 31, 2003, the weighted average contractual life of outstanding options was two years. VimpelCom can accelerate the expiration date. VimpelCom recognizes compensation costs for awards with graded vesting schedules on a straight-line basis over two to three year periods.

The manner of exercise of stock options in the year ended December 31, 2003 required variable accounting for stock-based compensation under APB No. 25 and related Interpretations. The amount of compensation expense in respect of 2000 Stock Option Plan included in the accompanying consolidated statements of operations was US$5,381 in the year ended December 31, 2003.

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

	2003	2002	2001
Risk-free interest rate	1.7%	1.4%	3.1%
Expected dividends yield	0.0%	0.0%	0.0%
Volatility factor of expected market price of VimpelCom’s common stock	0.943	1.002	1.070
Weighted average expected life of the options (years)	3.25	2.0	2.0

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

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27.	CONTINGENCIES AND UNCERTAINTIES

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

The taxation system in Russia is evolving as the central government transforms itself from a command to a market oriented economy. There were many Russian Federation tax laws and related regulations introduced in 2003 and previous years which were not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, Central Bank officials and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management’s best estimate.

As of December 31, 2003, VimpelCom does not believe that any material matters exist relating to the developing markets and evolving fiscal and regulatory environment in Russia, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be misleading.

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

VimpelCom is dependent upon a small number of suppliers, principally Alcatel and Ericsson, for purchases of wireless telecommunications equipment. Similarly, there is only a small number of telephone line capacity suppliers in Moscow. In the year ended December 31, 2003, VimpelCom purchases telephone line capacity primarily from two suppliers: Teleross and Digital Telephone Networks.

VimpelCom’s AMPS licenses to operate wireless networks in the regions (not including Moscow and the Moscow region) include a condition to make non-returnable contributions to the development of the public

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

switched telecommunications network of the Russian Federation. The amount of contribution is unspecified and will be agreed with or determined by the respective local administrations. VimpelCom has made no significant payments and it is not possible to determine the amount that will eventually become payable.

Moscow GSM License

On December 30, 2003, Gossvyaznadzor, an official body responsible for the compliance with the legislation and regulations in telecommunications industry, issued Notices to each of VimpelCom and KBI ordering them to cure alleged violations of several government regulations, the Federal Law on Telecommunications, two provisions of the Civil Code of the Russian Federation (in the case of KBI) and license provisions. KBI is a wholly-owned subsidiary of VimpelCom which holds the GSM-900/1800 license for the Moscow license area (Note 1). VimpelCom’s revenues related to this license were US$868,958, US$633,822 and US$322,173 for the years ended December 31, 2003, 2002 and 2001, respectively.

The Notices provided specific cure periods for many of the stated violations and required VimpelCom and KBI to notify Gossvyaznadzor of compliance with them. The Notices did not, however, specify the actions that VimpelCom and KBI must take to cure the stated violations. In management’s opinion, with the exception of the stated violation that KBI is disputing, VimpelCom and KBI have implemented measures to comply with the Notices within the stipulated cure periods that have passed to date and have notified Gossvyaznadzor of that fact. The cure period for one point in the Notices is April 1, 2004 and the Company is in the process of complying with this point.

On January 22, 2004, KBI filed a motion with the Arbitration Court of Moscow to issue a preliminary injunction to suspend Clause 5 of the Notice to KBI (“Clause 5”). KBI is disputing the portion of Clause 5 that alleges that KBI does not have agreements for provision of telecommunications services with the subscribers of its network and thereby violates clause 1, article 779 of the Civil Code of the Russian Federation. On January 22, 2004, the Arbitration Court of Moscow issued a ruling satisfying KBI’s motion for injunctive relief by suspending Clause 5. In a separate ruling on January 22, 2004, the Arbitration Court of Moscow accepted KBI’s complaint challenging the validity of Clause 5. On March 18, 2004, the Moscow Arbitrazh Court ruled in favour of KBI and invalidated the relevant provision of the December 30, 2003 notice. Gossvyaznadzor attempted to bring the Moscow Prosecutors’ office into the case as third parties, but this motion was defeated. Gossvyaznadzor can appeal this decision and it has publicly stated that it intends to appeal.

Management cannot make an estimate of the effects of the ultimate resolution of the matters described above on VimpelCom’s consolidated financial statements.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28.	QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth selected highlights for each of the fiscal quarters during the years ended December 31, 2003 and 2002 (US dollars in thousands, except per share data):

	March 31		June 30		September 30		December 31		Year
2003
Net operating revenues	US$	244,437	US$	304,440	US$	378,981	US$	407,740	US$	1,335,598
Operating income		68,886		97,277		126,707		135,034		427,904
Net income		41,387		52,647		72,190		67,738		233,962
Net income per common share – basic		1.09		1.38		1.89		1.75		6.12
Net income per common share – diluted		0.93		1.18		1.61		1.48		5.22

2002
Net operating revenues	US$	145,060	US$	173,381	US$	221,077	US$	228,978	US$	768,496
Operating income		44,320		49,876		76,136		54,460		224,792
Net income		28,046		21,941		40,487		39,078		129,552
Net income per common share – basic		0.74		0.58		1.06		1.03		3.41
Net income per common share – diluted		0.63		0.49		0.91		0.88		2.91

29.	SUBSEQUENT EVENTS

In January 2004, VimpelCom changed the estimated useful life of GSM telecommunications equipment from 9.5 to 7 year. The change will decrease net income for the year ended December 31, 2004 by approximately US$40,000. This change occurred due to VimpelCom’s continuing evaluation of its use of various technologies combined with the January 2004 announcements of the plans of the Russian Government to initiate the process of awarding licenses for new mobile communications technologies.

On February 24, 2004, Svenska Handelsbanken AB provided a seven-year, US dollar denominated, credit line of US$69,700 to VimpelCom-Region. VimpelCom-Region has the right to draw down the entire amount before November 10, 2004. The loan is to be repaid in fourteen equal instalments, on a semi-annual basis, commencing not later than November 20, 2004. The loan bears interest at an annual rate of LIBOR rate plus 0.325%.

On February 24, 2004, VimpelCom-Region and Svenska Handelsbanken AB signed a pledge agreement. Under the pledge agreement, all the equipment with respective software received under Supply Contract with Ericsson AB is to be pledged as security for the obligations under the Svenska Handelsbanken AB credit agreement.

VimpelCom irrevocably and unconditionally guarantees twenty percent of VimpelCom-Region’s obligations under the credit agreement with Svenska Handelsbanken AB.