Form 20-F
period 2004-12-31
OPEN JOINT STOCK CO VIMPEL COMMUNICATIONS
filed 2005-05-09
CIK 1023977

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-14522

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

(Exact name of registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

10 Ulitsa 8 Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, or ADSs, each representing one-quarter of one share of common stock	New York Stock Exchange
Common stock, 0.005 rubles nominal value	New York Stock Exchange*

*	Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

51,281,022 shares of common stock, 0.005 rubles nominal value.

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

This Annual Report on Form 20-F describes matters that relate to our operations in the City of Moscow and the surrounding Moscow Region and we use the term “Moscow license area” to describe this area. This Annual Report on Form 20-F also describes matters that relate to our operations in the regions of the Russian Federation outside of the city of Moscow and the surrounding Moscow region. Thus, we use terms such as “the regions,” “the regions outside of Moscow” and “the regions outside of the Moscow license area” and similar expressions when describing matters that relate to our operations in the regions of the Russian Federation outside of the Moscow license area, including the City of St. Petersburg.

For the purposes of this Annual Report on Form 20-F, the term “super-region” includes Russia’s seven large geographical regions as well as the Moscow license area.

In addition, the discussion of our business and the wireless telecommunications industry contains references to numerous technical and industry terms, specifically:

•	References to “GSM-900/1800” are to dual band networks that provide wireless mobile telephone services using the Global System for Mobile Communications standard in the 900 MHz and 1800 MHz frequency ranges. References to “GSM-1800” are to networks that provide wireless mobile telephone services using GSM in the 1800 MHz frequency range. References to “GSM-900” are to networks that provide wireless mobile telephone services using GSM in the 900MHz frequency range. References to “GSM” are to both the GSM-900 and GSM-1800 standards.

•	References to “AMPS” are to both analog and digital versions of the Advanced Mobile Phone System cellular standard in the 800 MHz frequency range, and references to “D-AMPS” are to the digital version of AMPS.

•	References to the “CIS” are to countries of the Commonwealth of Independent States.

•	References to the “regions” are to the regions of Russia outside of the Moscow license area, including the city of St. Petersburg.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains “forward-looking statements,” as this phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are not historical facts and can often be identified by the use of terms like “estimates,” “projects,” “anticipates,” “expects,” “intends,” “believes,” “will,” “may,” “should” or the negative of these terms. All forward-looking statements, including discussions of strategy, plans, objectives, goals and future events or performance, involve risks and uncertainties. Examples of forward-looking statements include:

•	our plans to expand or build networks, notably, in the regions of Russia outside of Moscow and in other countries of the CIS;

•	our anticipated capital expenditures in Moscow, in the regions of Russia outside of Moscow and in Kazakhstan;

•	our ability to merge with our subsidiary Open Joint Stock Company “KB Impuls” (“KB Impuls”) and our expectation that our licenses, frequencies and other permissions that were previously held by Open Joint Stock Company “VimpelCom-Region” (“VimpelCom-Region”) and that are currently held by KB Impuls will be re-issued to VimpelCom on the same terms as the existing licenses, or at all, in connection with the mergers of VimpelCom-Region and KB Impuls, respectively;

•	our ability to successfully challenge suits, including class action lawsuits by some of our shareholders and tax disputes brought by the Russian tax inspectorate;

•	our ability to successfully challenge on appeal at the Russian Supreme Court the decision by the Temruksky district court of Krasnodarsky Krai of a case brought by a minority shareholder, which suspends the effectiveness of the provision of our charter requiring the supermajority vote of our board of directors with respect to certain matters, including acquisitions of shareholdings in other enterprises and to successfully defend other lawsuits initiated by this minority shareholder or other shareholders;

•	our ability to achieve the expected benefits from our acquisition of “TOO KaR-Tel” (“KaR-Tel”), the second largest cellular operator in Kazakhstan, to successfully challenge claims brought against KaR-Tel by third parties and to successfully close the sale of 50.0% minus one share of KaR-Tel to a partner with local knowledge;

•	our plans to increase our subscriber base;

•	expectations as to pricing for our products and services in the future and our future operating results;

•	our ability to meet license requirements and to obtain and maintain licenses, frequency allocations and regulatory approvals;

•	our plans to further develop and commercialize value added services and wireless Internet services;

•	our expectations regarding our brand name recognition and our ability to successfully promote our brand;

•	expectations as to the future of the telecommunications industry and the regulation of the telecommunications industry; and

•	other statements regarding matters that are not historical facts.

While these statements are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this Annual Report on Form 20-F and the documents incorporated by reference include:

•	risks relating to changes in political, economic and social conditions in Russia and Kazakhstan;

•	risks relating to Russian and Kazakh legislation, regulation and taxation, including laws, regulations, decrees and decisions governing each of the Russian and Kazakh telecommunications industry, currency and exchange controls relating to Russian and Kazakh entities and taxation legislation relating to Russian and Kazakh entities, and their official interpretation by governmental and other regulatory bodies and by Russian and Kazakh courts;

•	risks relating to our acquisition of KaR-Tel, which we acquired on September 3, 2004 through a competitive tender. We had limited opportunity to conduct due diligence in connection with this acquisition and, as we continue the process of integrating KaR-Tel’s operations, we may uncover unexpected or unforeseen liabilities and obligations or ultimately incur greater than expected liabilities as a result of this acquisition. In addition, our ownership of KaR-Tel may be challenged and there is a risk that former shareholders of KaR-Tel or their legal successors may prevail in their claims against us. Although we are continuing to conduct due diligence on KaR-Tel, financial data, operating data or other information regarding KaR-Tel is based largely on documents provided to us in connection with the tender process;

•	risks that various courts or regulatory agencies in which we are involved in legal challenges or appeals may not find in our favor;

•	risks relating to our company, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity, competitive product and pricing pressures and the re-issuance of licenses, frequencies and permissions previously held by VimpelCom-Region or other subsidiaries that we may merge into VimpelCom;

•	risks associated with discrepancies in subscriber numbers and penetration rates caused by differences in the churn policies of wireless operators; and

•	other risks and uncertainties.

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

ITEM 2. Offer Statistics and Expected Timetable

Not required.

ITEM 3. Key Information

A. Selected Financial Data

The following selected consolidated statement of operations data and consolidated balance sheet data present a summary of our historical consolidated financial information at December 31, 2004, 2003, 2002, 2001 and 2000 and for the years then ended and are derived from our consolidated financial statements and related notes, which have been audited by Ernst & Young LLC. The selected financial data set forth below should be read in conjunction with our consolidated financial statements and their related notes and the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects.” The selected financial data set forth below reflects the impact of our restatement of our historical financial statements for periods ending on or prior to December 31, 2003 related to depreciation expense with respect to certain of our leasehold improvements. For more information on this restatement, please see the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects— Restatement of Historical Financial Statements” and Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F. All referenced amounts for prior periods in this Annual Report on Form 20-F are presented on a restated basis.

	Years Ended December 31,
	2004		2003 (Restated)		2002 (Restated)		2001 (Restated)		2000 (Restated)
	(In thousands of U.S. dollars, except per share and per ADS amounts)
Operating revenues:(1)
Service revenues and connection fees	US$	2,091,198	US$	1,275,872	US$	728,729	US$	383,321	US$	252,333
Sales of handsets and accessories		51,860		55,765		49,073		43,228		32,031
Other revenues		3,571		3,961		1,842		1,347		1,309

Total operating revenues		2,146,629		1,335,598		779,644		427,896		285,673
Less revenue-based taxes		—		—		(11,148)		(5,294)		(11,537)

Net operating revenues		2,146,629		1,335,598		768,496		422,602		274,136
Operating expenses:(1)
Service costs		352,399		209,038		121,050		74,097		61,326
Cost of handsets and accessories sold		39,216		36,447		32,101		37,591		34,187
Selling, general and administrative expenses		720,127		467,655		271,963		149,052		108,482
Depreciation		281,129		162,769		90,172		50,513		47,966
Amortization		64,072		34,064		12,213		12,616		12,564
Impairment of long-lived assets		7,354		—		—		—		66,467
Provision for doubtful accounts		8,166		9,228		21,173		13,406		18,148

Total operating expenses		1,472,463		919,201		548,672		337,275		349,140

Operating income		674,166		416,397		219,824		85,327		(75,004)
Other income and expenses:
Interest income		5,712		8,378		7,169		5,733		4,039
Other income		7,412		6,296		3,903		2,517		2,133
Interest expense		(85,663)		(68,246)		(46,586)		(26,865)		(21,089)
Other expense		(19,565)		(3,251)		(2,142)		(2,578)		(25)
Net foreign exchange gain (loss)		3,563		(1,279)		(9,439)		(110)		(2,661)

Total other income and expenses		(88,541)		(58,102)		(47,095)		(21,303)		(17,603)

Income (loss) before income taxes, minority interest and cumulative effect of change in accounting principle		585,625		358,295		172,729		64,024		(92,607)
Income tax expense (benefit)		155,000		105,879		48,747		17,901		(14,495)
Minority interest in net earnings (losses) of subsidiaries, before cumulative effect of change in accounting principle		80,229		23,280		(2,820)		7		45
Income (loss) before cumulative effect of change in accounting principle		350,396		229,136		126,802		46,123		(78,157)

Cumulative effect of change in accounting principle net of tax of US$120		—		(379)		—		—		—
Minority interest in cumulative effect of change in accounting principle		—		52		—		—		—

Net income (loss)	US$	350,396	US$	228,809	US$	126,802	US$	46,123	US$	(78,157)

Weighted average common shares outstanding		41,224		38,241		38,014		33,642		30,264
Income (loss) before cumulative effect of change in accounting principle per common share	US$	8.50	US$	5.99	US$	3.34	US$	1.37	US$	(2.58)
Income (loss) before cumulative effect of change in accounting principle per ADS equivalent(2)	US$	2.13	US$	1.50	US$	0.84	US$	0.34	US$	(0.65)
Net income (loss) per common share	US$	8.50	US$	5.98	US$	3.34	US$	1.37	US$	(2.58)
Net income (loss) per ADS equivalent(2)	US$	2.13	US$	1.50	US$	0.84	US$	0.34	US$	(0.65)
Weighted average diluted shares		47,698		46,770		44,489		40,068		30,264
Diluted income (loss) before cumulative effect of change in accounting principle per common share(3)	US$	7.35	US$	5.12	US$	2.85	US$	1.15	US$	(2.58)
Diluted income (loss) before cumulative effect of change in accounting principle per ADS equivalent(2)	US$	1.84	US$	1.28	US$	0.71	US$	0.29	US$	(0.65)
Diluted net income (loss) per common share(3)	US$	7.35	US$	5.11	US$	2.85	US$	1.15	US$	(2.58)
Diluted net income (loss) per ADS equivalent(3)	US$	1.84	US$	1.28	US$	0.71	US$	0.29	US$	(0.65)
Dividends per share		—		—		—		—		—

(1)	Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation. Costs of SIM cards sold were reclassified from the cost of telephones and accessories sold to service costs and from sales of telephones and accessories to service revenues.

(2)	Each ADS is equivalent to one-quarter of one share of common stock. On November 22, 2004, we changed the ratio of our ADSs traded on The New York Stock Exchange from four ADSs for three common shares to four ADSs for one common share. VimpelCom ADS holders as of record date at the close of business on November 19, 2004 received two additional ADSs for every ADS held. All share information presented herein reflects the change in the ratio. There were no changes to our underlying common shares.
(3)	Diluted income before cumulative effect of change in accounting principle and diluted net income per common share and ADS equivalent includes dilution for all shares of our convertible preferred stock, senior convertible notes and our employee stock options in the periods when these shares, notes and options had a dilutive effect (the years ended December 31, 2004, 2003, 2002 and 2001 for all shares of our convertible preferred stock, the years ended December 31, 2004 and 2003 for senior convertible notes and the years ended December 31, 2004, 2003 and 2002 for our employee stock options).

	As of December 31,
	2004		2003 (Restated)		2002 (Restated)		2001 (Restated)		2000 (Restated)
	(In thousands of U.S. dollars)
Consolidated balance sheet data:
Cash, cash equivalents and short-term investments	US$	305,857	US$	157,611	US$	263,657	US$	145,092	US$	152,691
Working capital (deficit)		(127,903)		(167,409)		69,582		52,146		122,270
Property and equipment, net		2,314,405		1,439,758		948,325		531,096		354,337
Telecommunications licenses and allocations of frequencies, goodwill and other intangible assets, net		1,338,305		163,186		144,115		70,926		79,649
Total assets		4,780,241		2,281,448		1,683,467		921,497		697,986
Total debt, including current portion(1)		1,581,138		606,991		650,580		277,673		222,764
Total liabilities		2,623,108		1,293,797		1,026,216		416,038		330,846
Total shareholders’ equity	US$	2,157,133	US$	987,651	US$	657,251	US$	505,459	US$	367,139

(1)	Includes bank loans (including (i) our April 26, 2002 US$250.0 million loan from J.P. Morgan AG (funded by the issuance of loan participation notes by J.P. Morgan AG) as of December 31, 2004, 2003 and 2002, (ii) our June 16, 2004/July 14, 2004 US$450.0 million loans from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.) as of December 31, 2004, and (iii) our October 22, 2004 US$300.0 million loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.) as of December 31, 2004), equipment financing, capital lease obligations as of December 31, 2004, 2003, 2002 and 2001, Russian ruble denominated bonds as of December 31, 2004 and 2003, and the senior convertible notes as of December 31, 2002, 2001 and 2000. Total debt does not include a US$300.0 million loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.), which we entered into on February 11, 2005.

Selected Operating Data

The following selected operating data at December 31, 2004, 2003, 2002, 2001 and 2000 and for the years then ended have been derived from our company and from independent sources that we believe to be reliable. The selected operating data set forth below should be read in conjunction with our consolidated financial statements and their related notes and the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects.”

	As of December 31,
	2004		2003		2002		2001		2000
Selected industry operating data:
Estimated population:
Moscow license area(1)		17,001,300		16,984,800		16,984,800		15,001,800		15,001,800
The regions		128,164,40		128,197,100		128,197,100		131,180,000		128,539,800
Russia(2)		145,166,700		145,181,900		145,181,900		146,181,800		143,541,600
Kazakhstan(3)		14,938,400		—		—		—		—
Estimated subscribers(4):
Moscow license area		16,903,600		11,487,300		7,201,400		4,110,200		1,993,600
The regions		57,446,400		24,742,700		10,803,600		3,929,800		1,451,400
Russia		74,350,000		36,230,000		18,005,000		8,040,000		3,445,000
Kazakhstan		2,700,000		—		—		—		—
Penetration rate:
Moscow license area(5)		99.4%		67.6%		42.4%		27.4%		13.3%
The regions(6)		44.8%		19.3%		8.4%		3.0%		1.1%
Russia(7)		51.2%		25.0%		12.4%		5.5%		2.4%
Kazakhstan(8)		18.1%		—		—		—		—

Selected company operating data:
End of period subscribers:
Moscow license area		7,476,900		5,659,600		3,712,700		1,911,200		780,100
The regions(9)		18,247,700		5,777,300		1,440,400		200,300		53,500
Kazakhstan		859,000		—		—		—		—
Total subscribers		26,583,600		11,436,900		5,153,100		2,111,500		833,600
Market share(10):
Moscow license area subscribers		44.2%		49.3%		51.6%		46.5%		39.1%
The regions		31.8%		23.3%		13.3%		5.1%		3.7%
Russian subscribers		34.6%		31.6%		28.6%		26.3%		24.2%
Kazakhstan		31.8%		—		—		—		—
Monthly average minutes of use per user (“MOU”) (11)		96.5		97.9		N/A		N/A		N/A
Moscow license area MOU		115.9		106.0		N/A		N/A		N/A
Regional MOU		83.7		86.5		N/A		N/A		N/A
Kazakhstan MOU		69.3		—		—		—		—
Monthly average revenue per subscriber (“ARPU”) (12)	US$	10.2	US$	13.7	US$	18.2	US$	26.2	US$	7.2
Moscow license area ARPU	US$	14.7	US$	16.4	US$	19.4	US$	26.5	US$	—
Regional ARPU	US$	8.0	US$	11.0	US$	12.4	US$	21.9	US$	—
Kazakhstan ARPU	US$	15.7	US$	—	US$	—	US$	—	US$	—
Churn rate (for the period ended) (13)		29.6%		39.3%		30.8%		23.0%		34.0%
Moscow license area churn rate		38.3%		46.6%		33.9%		23.7%		—
Regional churn rate		24.0%		29.2%		14.5%		8.9%		—
Kazakhstan churn rate		19.0%		—		—		—		—
Number of Moscow license area GSM base stations:
D-AMPS		309		309		314		318		318
GSM		2,738		2,372		1,721		1,072		735
Number of regional GSM base stations:
D-AMPS		154		106		106		94		—
GSM		7,921		4,224		1,378		292		—
Number of Kazakhstan GSM base stations:
D-AMPS		—		—		—		—		—
GSM		586		—		—		—		—

(1)	The Moscow license area includes the City of Moscow and the area constituting the Moscow region. Population statistics for all periods presented were published by Goskomstat.
(2)	Estimated population statistics for Russia as of December 31, 2004, 2003 and 2002 were published by Goskomstat. Estimated population statistics as of December 31, 2001 and 2000 were derived from the subscriber and penetration rate figures published by J’son & Partners and Sotovik.ru.
(3)	Estimated population statistics for Kazakhstan as of December 31, 2004 were published by the Statistics Agency of Kazakhstan.
(4)	Estimated subscribers statistics as of December 31, 2004, 2003 and 2002 were published by AC&M Consulting, a management consulting and research agency specializing in the telecommunications industry in Russia and the CIS. Estimated subscribers statistics as of December 31, 2001 and 2000 were published by J’son & Partners and Sotovik.ru.

(5)	Penetration rate in the Moscow license area is calculated by dividing the total estimated number of subscribers in the Moscow license area by the total estimated population in the Moscow license area as of the end of the relevant period.
(6)	Penetration rate in the regions of Russia outside of the Moscow license area is calculated by dividing the total estimated number of subscribers in the regions of Russia outside of the Moscow license area by the total estimated population in the regions of Russia outside of the Moscow license area as of the end of the relevant period.
(7)	Penetration rate in Russia is calculated by dividing the total estimated number of subscribers in Russia by the total estimated population in Russia as of the end of the relevant period.
(8)	Penetration rate in Kazakhstan is calculated by dividing the total estimated number of subscribers in Kazakhstan by the total estimated population in Kazakhstan as of December 31, 2004.
(9)	Represents the total number of our GSM and AMPS/D-AMPS subscribers in the regions outside of the Moscow license area, including subscribers on networks of some of our subsidiaries and affiliates.
(10)	Market share of subscribers for the relevant areas is calculated by dividing the estimated number of our subscribers in the Moscow license area, the regions outside the Moscow license area, Russia and Kazakhstan, respectively, by the total estimated number of subscribers in the Moscow license area, the regions outside the Moscow license area, Russia and Kazakhstan, respectively. Total estimated subscribers statistics as of December 31, 2004, 2003 and 2002 were published by AC&M Consulting. Total estimated subscribers statistics as of December 31, 2001 and 2000 were published by J’son & Partners and Sotovik.ru.
(11)	Monthly MOU is calculated for each month of the relevant period by dividing the total number of minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month. Beginning with the first quarter of 2004, we decided to introduce a new definition of MOU based on total minutes of usage (including both billable minutes of usage and free minutes of usage) instead of only billable minutes used in the previous definition. The MOU figures presented for the years ended December 31, 2004 and 2003 in the above table and throughout this Annual Report on Form 20-F have been calculated under the new definition. MOU calculated under the new definition for years ended prior to 2003 are not available as prior to 2003 we did not separately determine and report free minutes of usage. See “Item 5—Operating and Financial Review and Prospects—Overview” for more information.
(12)	Monthly ARPU is used to measure the average monthly services revenue on a per subscriber basis. Monthly ARPU is calculated for each month in the relevant period as our service revenue generated by subscribers during that month, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenues, divided by the average number of our subscribers during the month. See “Item 5—Operating and Financial Review and Prospects—Additional Reconciliations of Non-U.S. GAAP Financial Measures (Unaudited)” for calculation of our ARPU and for more information regarding our use of ARPU as a non-U.S. GAAP financial measure.
(13)	Churn rate means the total number of subscribers disconnected from our network in a given period expressed as a percentage of the midpoint of the number of our subscribers at the beginning and end of that period. Migration of our subscribers from our D-AMPS network to our GSM network, as well as migration between tariff plans were technically recorded as churn, although we did not lose these subscribers.

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

Risks Related to Our Business

If the telecommunications licenses, frequencies and other permissions previously held by VimpelCom-Region are not re-issued to us, or are not re-issued to us in a timely and complete manner, our business may be materially adversely affected.

On November 26, 2004, we completed the merger of VimpelCom-Region into VimpelCom. In accordance with a new law “On Communications,” or the New Law, which came into effect January 1, 2004, VimpelCom promptly filed applications with the Federal Surveillance Service for Communications, or the Service, the Russian regulatory body responsible for the issuance of telecommunications licenses, for the re-issuance of VimpelCom-Region’s licenses to VimpelCom. On December 28, 2004, we received a letter from the Service stating that, although we had complied with the relevant requirements of the New Law, the Service was not in a position to re-issue the licenses previously held by VimpelCom-Region to VimpelCom until the Russian Government adopted regulations establishing the types of telecommunications activities for which a license is required and the material terms and conditions associated with such license as contemplated by the New Law. The letter further stated that VimpelCom, as the legal successor to VimpelCom-Region, could assume the obligations of VimpelCom-Region to provide wireless services under the licenses previously held by VimpelCom-Region prior to their re-issuance to VimpelCom. Furthermore, although the letter did not specifically include the frequencies and permissions related to the licenses previously held by VimpelCom-Region, VimpelCom has assumed the obligations of VimpelCom-Region with respect to those frequencies and permissions since they are directly related to the licenses and the ability of VimpelCom to provide wireless services under the licenses previously held by VimpelCom-Region. Upon receipt of the letter on December 28, 2004, we immediately re-filed our applications with the Service for the re-issuance of the licenses to VimpelCom and on January 27, 2005, the Service returned copies of our applications to us. In its letter of January 27, 2005 the Service suggested that in order to complete the re-issuance process in connection with the merger, VimpelCom should apply for the re-issuance of the licenses after the Russian Government approves the regulation establishing the types of telecommunications activities for which a license is required and the related terms and conditions of such licensed activities. On February 11, 2005, the Russian Government adopted the required regulation and on February 28, 2005, VimpelCom re-submitted its applications to the Service for the re-issuance of VimpelCom-Region’s licenses to VimpelCom. On April 4, 2005, VimpelCom received letters from the Service stating that in accordance with Russian law, the Service decided to re-issue to VimpelCom an operating mobile communications license, referring specifically to each of the licenses previously held by VimpelCom-Region, including telecommunications licenses for the Central, Siberian, Volga, North Caucasus and Northwest super-regions. The letters did not refer to the frequencies and permissions required for VimpelCom to continue to provide service under the licenses. According to the letters, the new telecommunications licenses are being prepaid by the Service. The subscriber base and revenues from these licenses represent a significant and growing portion of our business.

Despite the letters received from the Service, there can be no assurance that the licenses will be re-issued to us in a timely manner or on the same terms and conditions as the existing licenses or at all, or that VimpelCom’s right to continue to provide service to subscribers in VimpelCom-Region’s licensed areas prior to the re-issuance of the licenses will not be challenged or revoked or that others will not assert that VimpelCom-Region’s licenses have ceased to be effective. There is also a risk that not all of the related frequencies and permissions previously held by VimpelCom-Region will be re-issued to VimpelCom in a timely manner, on the same terms as the existing frequencies and permissions or at all. If any of these situations occur, they could have a material adverse effect on our business and results of operations, including causing VimpelCom to cease providing wireless services in the Russian regions outside of the Moscow license area for which VimpelCom-Region previously held licenses or not to be able to provide all of the same services it currently provides under these licenses or on the same terms and conditions and/or resulting in an event of default under the majority of our outstanding indebtedness.

We could be subject to claims by the Russian tax inspectorate that could materially adversely affect our business.

On November 26, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions following a review of VimpelCom’s 2001 tax filing. The preliminary act stated that VimpelCom owed 2.5 billion Russian rubles (or approximately US$91.0 million at the exchange rate as of December 31, 2004) in taxes plus 1.9 billion Russian rubles (or approximately US$68.0 million) in fines and penalties in addition to amounts that VimpelCom previously paid in 2001 for taxes. The preliminary conclusions related to the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and its wholly-owned subsidiary, KB Impuls. On December 8, 2004, VimpelCom filed its objections to the preliminary act and on December 30, 2004, VimpelCom received a final decision from the tax inspectorate stating that the total amount of additional taxes to be paid by VimpelCom for the 2001 tax year had been reduced to 284.9 million Russian rubles (or approximately US$10.3 million at the exchange rate as of December 31, 2004) in taxes plus 205.0 million Russian rubles (or approximately US$7.4 million at the exchange rate as of December 31, 2004) in fines and penalties. The 88.9% reduction in the final decision by the tax inspectorate primarily related to the acceptance by the tax inspectorate of VimpelCom’s objection regarding the tax inspector’s claim concerning the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and its wholly owned subsidiary, KB Impuls, and the withdrawal of the related claim. A significant portion of the final tax decision (excluding fines and penalties) concern deductions for certain value added taxes that the authorities determined were taken in the wrong period.

On December 28, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions from a review of VimpelCom’s 2002 tax filing. The act states that VimpelCom owes an additional 408.5 million Russian rubles (or approximately US$14.7 million at the exchange rate as of December 31, 2004) in taxes plus 172.1 million Russian rubles (or approximately US$6.2 million at the exchange rate as of December 31, 2004) in fines and penalties. The act with preliminary conclusions for 2002 did not contain any claims concerning the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and KB Impuls. We filed our objections to the act containing preliminary conclusions and on February 15, 2005, we received a final decision from the tax inspectorate stating that the total amount of additional taxes to be paid by VimpelCom for the 2002 tax year had been reduced to 344.9 million Russian rubles (or approximately US$12.4 million at the exchange rate as of December 31, 2004) in taxes plus 129.1 million Russian rubles (or approximately US$4.7 million at the exchange rate as of December 31, 2004) in fines and penalties. A significant portion of the final tax decision for 2002 (excluding fines and penalties) concern deductions for certain value added taxes that the authorities determined were taken in the wrong period.

In accordance with the final decisions for 2001 and 2002, during the fourth quarter of 2004, we recorded US$12.0 million, US$5.1 million and US$2.4 million in additional fines and penalties, various taxes and additional income tax, respectively, and US$15.2 million of value added taxes payable, which could be further offset with input value added taxes. Although we do not agree with the final decisions for 2001 or 2002 by the tax inspectorate, we paid the taxes for 2001 and 2002. Notwithstanding such payments, on March 21, 2005, we sent an administrative complaint to the highest tax authority challenging the total amount owed of additional taxes in the final decision for 2001 from the tax inspectorate and, on March 30, 2005, we filed a court claim to dispute the decision of the tax authorities with respect to the 2002 tax audit. There can be no assurance, however, that the tax authority and/or court will find in our favor with respect to these complaints. Based on the amount of the final decision for 2001 and 2002, we understand that the Ministry of Internal Affairs should review this matter and decide whether to initiate a criminal investigation against senior management of the company.

After we issued our press release on December 8, 2004 in relation to the act with preliminary tax conclusions for 2001, our stock price fell by over 25.0% during a two day trading period. We subsequently received inquiries from U.S. regulators and exchanges seeking information in relation to trading in our stock prior to the issuance of the press release, and have responded to these inquiries.

There can be no assurance that the tax authorities will not claim on the basis of the same asserted tax principles or different tax principles that additional taxes are owed by VimpelCom or its subsidiaries, including KB Impuls, for 2001, 2002, 2003 or other tax years or that the Ministry of Internal Affairs will not decide to initiate a criminal investigation. In addition, there can be no assurance whether or to what extent our company will be able to successfully offset the value added taxes in later years. The adverse resolution of these or other tax matters that may arise could have a material adverse effect on our business, financial condition and results of operations, including an event of default under our outstanding indebtedness.

We are subject to shareholder class action lawsuits against our company that could have a material adverse effect on our business.

On December 10 and 17, 2004, two individual purchasers of our securities filed lawsuits in the United States District Court for the Southern District of New York claiming damages against our company, our Chief Executive Officer and our Chief Financial Officer. In substantially similar complaints, the two plaintiffs allege violations under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder on behalf of themselves and on behalf of all persons or entities who purchased our securities between March 25, 2004 and December 7, 2004. The principal allegations in the complaints relate to the act with preliminary conclusions from the review of our 2001 tax filing by the Russian tax inspectorate, which was described in a December 8, 2004 press release by our company. Subsequently, the Russian tax inspectorate issued a final decision of the review of our 2001 tax filing, which is described in the company’s December 30, 2004 press release. On February 8, 2005, the City of Westland Police & Fire Retirement System, or Westland,

filed a motion to consolidate the two pending lawsuits, appoint Westland as lead plaintiff and appoint its counsel as lead counsel. We objected to Westland’s request for appointment as lead plaintiff. On April 26, 2005, the Court issued an order consolidating the two actions under the caption In re Open Joint Stock Company “Vimpel-Communications” Securities Litigation, 04 Civ. 9742 (NRB), appointing Westland as lead plaintiff and approving their selection of Lerach Coughlin Stoia Geller Rudman & Robins LLP as lead counsel. To date, we have not been served with copies of the complaints and our time to respond has not run. We believe that the allegations in these lawsuits are without merit and intend to defend against them vigorously. Nonetheless, there can be no assurance as to the outcome or effect of these lawsuits, or that these plaintiffs will not amend their complaints, or that we will not be subject to further such lawsuits by these or other plaintiffs. If an adverse outcome occurs in any such lawsuit, our business, financial condition and results of operations could be materially adversely affected.

If we are unable to complete our merger with KB Impuls or some or all of KB Impuls’s licenses, frequencies and other permissions are not re-issued to us during the merger process, our business may be materially adversely affected.

On May 26, 2004, our shareholders approved the merger of KB Impuls into VimpelCom and on October 8, 2004, our shareholders approved amendments to our charter reflecting the merger. The amendments have not yet been registered with the appropriate Russian authorities. KB Impuls holds our group’s GSM-900/1800 license and other related licenses, frequencies and permissions for the City of Moscow and the surrounding Moscow region. We initiated the KB Impuls merger largely in response to public statements by the Minister of Information Technologies and Communications that the re-issuance of the licenses held by KB Impuls to our company would resolve the regulatory dispute with Moscow Gossvyaznadzor, the former local regulatory arm of the former Ministry of Communications. There can be no assurance that the licenses, frequencies and other permissions of KB Impuls will be re-issued to us or will be re-issued to us in a timely manner or on the same terms and conditions as the existing licenses, frequencies and permissions (including the same scope of service). A substantial delay in our planned merger, the failure to re-issue some or all of KB Impuls’s licenses, frequencies and other permissions or the re-issuance of such licenses, frequencies and other permissions on different terms (including scope of service) may materially adversely affect our business.

We are subject to civil claims and administrative claims by our subscribers that may result in unfavorable outcomes that could adversely affect our business.

Several subscribers have filed civil suits against us challenging our agency relationship with KB Impuls, claiming that VimpelCom provides telecommunications services without a license in Moscow and the Moscow region and/or claiming that their subscriber agreements should be terminated and that they should be compensated for all amounts paid to us. The former Ministry of Communications was brought into certain of these suits as a third party and has assisted the subscriber in each of the cases in which it is involved. In addition, there have been attempts to bring other parties into these cases, including other regulatory bodies, but to date, these motions have been defeated. Reportedly, some of these subscribers and the company that made the allegations leading to the initiation of the criminal case were coordinating their activities. We have successfully defended our agency relationship against such claims by subscribers, either at the court of first instance or upon appeal. However, in each of these cases, the subscribers have the right to appeal the decision. We cannot assure you that the appeals courts will rule in our favor if the subscribers appeal their adverse decisions. Although Russian court rulings are not generally binding on other Russian courts, rulings that are unfavorable to us may have persuasive force in other cases brought against us and they may make us more vulnerable to unfavorable rulings in cases that may be brought in the future by other subscribers, groups of subscribers or third parties on similar grounds or on the basis of different arguments. Although the monetary value of the claims brought against us to date have not been material, our business may be adversely affected if management is forced to focus its attention and the company’s resources on defending the company against these and similar claims, should they arise. An increase in the number of claims brought against us may cause management to expend additional time and resources to resolve such claims and may ultimately have a material adverse effect on our business and results of operations. In addition, the tax authorities, telecommunications authorities and other governmental and regulatory bodies may file claims against us if, among other things, our subscriber agreements are declared invalid.

Additionally, other subscribers have filed claims against us alleging that we have engaged in fraudulent advertising, that we do not have the right to keep the balance on any prepaid account at the time the subscriber terminates service with us or the time for the use of such account has expired, and that the quality of our telecommunications services is not acceptable. Certain subscribers have also filed similar complaints with the anti-monopoly authorities. In several cases, the anti-monopoly authorities have found in favor of subscribers, ruling that the terms of our prepaid contracts violated the subscribers’ rights because unspent amounts under their prepaid contracts were not refunded when the contracts were terminated by the subscribers. The decisions of the anti-monopoly authorities also allege other inconsistencies between our subscriber agreements and Russian law. We have settled with certain of these subscribers, appealed certain rulings of the anti-monopoly authorities and may appeal other rulings. There can be no assurance that we will prevail or that other subscribers will not file claims. In the event that we are required to return such prepaid amounts, we will have to make modifications to our billing system which will result in additional expenses. Some or all of these rulings referred to above may be appealed and other cases have not yet been decided. We cannot assure you that similar claims will not be filed or that the rulings taken by the courts in the future will be in our favor, and adverse decisions may have an adverse effect on our group.

We may be the subject of criminal investigations that may result in unfavorable outcomes that could materially adversely affect our business.

On February 4, 2004, our company received a notice from the Moscow Prosecutors’ office declaring the initiation of a criminal case against us stemming from allegations by a small Moscow-based company that we operated our business without a license. We immediately appealed and subsequently received a decision from the Moscow Prosecutors’ office dismissing the case. The company that made the allegations challenged the decision, but it was upheld by the Savelovsky Municipal Court of Moscow. A second appeal by this company was rejected by the Moscow City Court on July 19, 2004. This decision may be appealed to the Presidium of the Moscow City Court until July 19, 2005 and we cannot assure you that the decision to dismiss the criminal case and the upholding of such decision by the court will be upheld on further appeal. In addition, other criminal investigations may be launched into the activities of our company. Criminal investigations into our activities may have a material adverse effect on our business.

MegaFon, a national telecommunications operator, may receive preferential treatment from the regulatory authorities and benefit from the resources of its shareholders, potentially giving it a substantial competitive advantage over us.

One of our national competitors is MegaFon. MegaFon is the only wireless service provider to hold licenses to provide GSM 900/1800 cellular communications service in all 89 administrative regions of the Russian Federation. In addition, MegaFon has instituted unified intra-network roaming tariffs within its group of companies and may introduce unified tariffs in each of the regions in which it operates. These factors may give MegaFon a competitive advantage over us, restrict our ability to expand in regions outside of the Moscow license area and diminish the competitive advantage we hope to enjoy from our creation of a single, integrated national network. According to independent estimates, MegaFon’s nationwide market share of subscribers was approximately 18.3% as December 31, 2004.

In the Moscow license area, we also compete with Closed Joint Stock Company “Sonic Duo,” or Sonic Duo, a wholly-owned subsidiary of MegaFon. Sonic Duo received a dual band GSM-900/1800 license for the Moscow license area in May 2000, began providing roaming services in Moscow to subscribers of other wireless operators in the third quarter of 2001 and commenced operations in Moscow in late November 2001. Sonic Duo markets its services in Moscow under the MegaFon brand name. According to independent estimates, Sonic Duo had approximately 1.8 million subscribers in the Moscow license area as of December 31, 2004, representing a subscriber market share of approximately 10.8%. The entry of Sonic Duo into the Moscow license area has also led to increased price competition among the GSM operators in Moscow.

MegaFon is owned by Telecominvest, CT Mobile, TeliaSonera, a leading Scandinavian telecommunications operator, and IPOC International Growth Fund. It was recently reported that Telecominvest is, in turn, owned 59.0% by FNH, S.A., which has been linked in the press to IPOC, 26.0% by TeliaSonera and 15.0% by OJSC North West Telecom, a subsidiary of Svyazinvest (which is effectively controlled by the Russian Government). Alfa Group, one of our shareholders, acquired CT Mobile in 2003 following the approval of our board of directors to the granting of consent by our company to Alfa Group’s acquisition. The consent contemplates that the parties will explore the possibility of a business combination between MegaFon and our company. According to press reports, the acquisition by Alfa Group is being disputed by some of MegaFon’s shareholders. Press reports have noted that in the past MegaFon received preferential treatment in regulatory matters and have pointed to the previous involvement of some government officials in entities related to MegaFon as potential reasons for such treatment. If MegaFon receives favorable treatment from government officials in the future or if our company is singled out for unfavorable treatment by government officials as a result of disputes between third parties, our business could be adversely affected.

We face intense competition from an increasing number of strong competitors.

Competition among telecommunications service providers in Russia is intense and increasing as providers are utilizing new marketing efforts to retain existing subscribers and attract new ones. In an effort to compete for subscribers, wireless service providers, including us, have lowered tariffs and, from time to time, offered handset subsidies or increased dealer commissions. For example, in December 2004, our primary competitor in Russia, Open Joint Stock Company “Mobile Telesystems,” or MTS, introduced an aggressive marketing campaign that provided free prepaid SIM cards to new subscribers. This resulted in a marked increase in MTS’s subscriber figures and market share for the month of December 2004, especially in the Moscow license area. As the penetration rate in Russia increases and the market matures, wireless service providers could be forced to utilize more aggressive marketing schemes to retain existing subscribers and attract new ones. If this were to occur, our company may choose to adopt lower tariffs, offer handset subsidies or increase dealer commissions, any or all of which could adversely affect our business and results of operations.

Furthermore, our competitors have established and will continue to establish relationships with each other and with third parties. MTS has relationships with third parties that have assets and other resources that may give MTS a substantial competitive advantage over our company. Deutsche Telekom AG, a telecommunications company with significant telecommunications assets and experience, has reported that it beneficially owns approximately 10.0% of MTS’s voting shares. Sistema, a diverse Russian holding company with interests in several telecommunications companies, recently reported that it beneficially owns approximately 52.0% of MTS’s voting shares. MTS may have access to greater financial resources than our company in the future. We also compete with MegaFon. MegaFon has rapidly increased the number of its subscribers in the Moscow license area and the regions and this has resulted in increased competition in the Russian telecommunications industry.

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

While our subscriber base and revenues are growing as we continue to grow our operations in Moscow and to expand into the regions outside of Moscow, our average monthly service revenues per subscriber are decreasing. We expect to see a continued decline due to tariff decreases resulting from marketing competition, the increase of mass-market subscribers as a proportion of our overall subscriber mix, and the increase of our subscribers in the regions, where the average monthly service revenues per subscriber tend to be substantially lower than in the Moscow license area. In addition, the Russian Government is currently discussing the introduction of calling party pays, or CPP, between mobile and fixed-line operators. The introduction of CPP may adversely affect our business and results of operation by decreasing average monthly service revenues per subscriber and negatively affecting our margin, as we would likely need to process more incoming traffic without a corresponding increase in our revenues. A decline in our average monthly service revenues per subscriber may adversely affect our results of operations.

If we are unable to maintain our favorable brand image, we may be unable to attract new subscribers and retain existing subscribers, leading to loss of market share and revenues.

We have expended significant time and resources building our brand image. Our ability to attract new subscribers and retain existing subscribers depends in part on our ability to maintain what we believe to be our favorable brand image. Negative rumors or various claims by Russian or foreign governmental authorities, individual subscribers and third parties against our company could adversely affect this brand image. In addition, consumer preferences change and our failure to anticipate, identify or react to these changes by providing attractive services at competitive prices could negatively affect our market share. In April 2005, we launched a marketing campaign to re-style our major brand name, changing it from “Bee Line GSM” to “Beeline.” As part of the campaign, we introduced a new logo and unveiled a new corporate strategy, which focuses on customer service and building longer-term relationships with our subscribers. While we believe that consumers view our “Beeline” brand just as favorably as the “Bee Line GSM” brand, we cannot assure you that we will continue to maintain a favorable brand image in the future. Any loss of market share resulting from any or all of these factors could negatively affect our results of operations.

We are required to route our international traffic from our GSM subscribers in Russia through Rostelecom, but we cannot provide assurances that Rostelecom will have sufficient capacity or that the regulator will confirm that our routing of traffic complies with this requirement.

Regulations enacted in late 2003 require all GSM operators in Russia to route their international traffic through Open Joint Stock Company for Long Distance and International Communications “Rostelecom” (“Rostelecom”), a majority government-owned fixed line operator. As a result, notwithstanding the fact that the prices Rostelecom charges are higher than other operators, we have amended our agreements with Rostelecom to provide that traffic from all of our federal telephone numbers will be routed through Rostelecom and, to date, Rostelecom has been able to provide sufficient capacity. However, there can be no assurance that Rostelecom will continue to be able to provide sufficient capacity to us as our subscriber base grows. Furthermore, international calls placed by our subscribers who have local numbers are routed through alternate telecommunications providers who are required, according to our agreements with them, to route international traffic through Rostelecom. To date, we have not received confirmation from the regulator that routing the traffic of our subscribers through these alternate providers to Rostelecom complies with the regulations and we cannot assure you that the alternate providers will route the international traffic of these subscribers through Rostelecom notwithstanding their contractual obligations to do so. In addition, regulatory bodies have raised issues regarding the use of local Moscow telephone numbers assigned to alternate telecommunications providers by our subscribers and have not confirmed that our structure, pursuant to which we re-route calls through these alternate telecommunications providers, is consistent with the new regulations. Any finding by the regulator that we are not in compliance with any or all these requirements could have an adverse effect on our business.

The public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our subscribers and will require us to make additional capital expenditures.

Due to the growth in fixed and mobile telephone use, long distance and local lines have, from time to time, become overtaxed and caused incoming and outgoing calls to have lower completion rates. Additional investment is required to increase line capacity. In addition, continued growth in local, long-distance and international traffic, including that generated by our subscribers, may require substantial investment in public switched telephone networks. Although the operators of public switched telephone networks are normally responsible for these investments, their weak financial condition may prevent them from making these investments. Since we are financially strong relative to these public network operators, we may be compelled to make investments on their behalf, placing an additional burden on our financial and human resources. Additionally, assuming we do make investments, we may not own the assets resulting from such investment. While we cannot estimate the financial and operating burdens associated with such investments, they may be substantial and may have a material adverse effect on our business and results of operations.

Substantial leverage and debt service obligations may adversely affect our cash flow.

We have substantial amounts of outstanding indebtedness, primarily our obligations under the following:

•	our obligations under the loan agreements with UBS (Luxembourg) S.A., pursuant to which UBS (Luxembourg) S.A. extended four loans totaling US$1,050.0 million to our company, which were funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.;

•	our Russian ruble bonds;

•	secured loans from Sberbank, Nordea Bank Sweden (publ) and Bayerische Hypo-und Vereinsbank AG, Svenska Handelsbanken AB (publ) (“Svenska”), Bank TuranAlem and Kazkommertsbank;

•	an unsecured loan from ZAO Raiffeisen Bank Austria; and

•	our obligations under vendor financing agreements with Alcatel SEL AG, General DataCom and Technoserv.

As of December 31, 2004, our total outstanding indebtedness was approximately US$1,581.0 million on an actual basis, and US$1,881.0 million on an as adjusted basis, which assumes the granting of our February 11, 2005 US$300.0 million loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.) (the “February 2005 Loan”) as if the February 2005 Loan were granted to us on December 31, 2004. Our consolidated subsidiaries, which include KB Impuls, were the primary or sole obligors on US$283.5 million, or approximately 17.9%, of our actual total indebtedness as of December 31, 2004. Furthermore, certain of our subsidiaries, including KaR-Tel, are in discussions to obtain additional debt financing, some of which may be secured by VimpelCom. In addition, US$416.1 million of our total outstanding indebtedness was secured by our equipment, securities and real property as of December 31, 2004. Subsequent to December 31, 2004, in addition to our incurrence of the February 2005 Loan, there have been a number of additional changes in certain of our outstanding indebtedness. For information regarding these changes, see the section of this Annual Report on Form 20-F entitled “Item. 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities—2004” and “—Equipment Financing—2004.” Our current business plan contemplates that, in addition to the US$300.0 million we raised in connection with the February 2005 Loan, we will need to raise approximately US$700.0 million, in additional debt financing in the Russian and/or international capital markets and/or in bank financing (including potentially drawing down on the US$425.0 million syndicated loan facility we signed in February 2005) to meet our projected capital expenditures, scheduled debt repayment and possible acquisitions through 2005. If we incur additional indebtedness, the related risks that we now face could increase. Specifically, we may not be able to generate enough cash to pay the principal, interest and other amounts due under our indebtedness.

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

If we do not generate sufficient cash flow from operations in order to meet our debt service obligations, we may have to undertake alternative financing plans to alleviate liquidity constraints, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital expenditures or seeking additional capital. We cannot assure you that any refinancing or additional financing would be available on acceptable terms, or that assets could be sold, or if sold, of the timing of the sales and whether the proceeds realized from those sales would be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would materially adversely affect our business, financial condition, results of operations and business prospects.

We are dependent on payments from KB Impuls to generate funds necessary to meet our obligations.

Approximately half of our operating income and cash flow from operations is generated by our wholly-owned subsidiary KB Impuls. Our GSM license for the Moscow license area is held by KB Impuls. Although our company collects revenues derived from our Moscow GSM network on behalf of KB Impuls under the terms of our service agreement, we do not hold legal title to such revenues. We charge fees for this and other services that we render to KB Impuls, but we do not have a security interest or a priority right over the amounts collected on behalf of KB Impuls to ensure payment of these fees. As a result, we are dependent on the revenues of KB Impuls to generate funds necessary to meet our obligations, including our obligations under our loans from Sberbank, Nordea and Bayerische and UBS (Luxembourg) S.A. and our promissory notes issued to Technoserv and General DataCom. We expect that the funds necessary to meet our debt service obligations will be provided primarily by cash flow from our operations, payments under the service agreement with KB Impuls, as well as debt repayments, dividends and distributions from KB Impuls or payments under service, agency and similar agreements and external financing. Our ability to obtain cash from KB Impuls to meet our debt service obligations may be limited by contractual and legal restrictions on its ability to pay dividends and enter into transactions with VimpelCom and by its financial condition and requirements for cash to conduct its operations. For example, pursuant to KB Impuls’s vendor financing agreements with Alcatel, KB Impuls may not pay any dividends if there is an event of default under any of its vendor financing agreements with Alcatel or the related guarantees given by our company, and, if there is no such event of default, may pay dividends in a particular year to our company in an amount not greater than 80.0% of the net profits of KB Impuls for such year. Should an event of default occur under any such agreements or guarantees, KB Impuls will be prevented from making any dividend distribution to our company and our revenues and results of operations may be materially adversely affected. For more information regarding KB Impuls’s indebtedness and related payment restrictions, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities.”

We may not be able to recover, or realize the value of, the debt investments that we make in KB Impuls or other subsidiaries.

We lend funds to, and make further debt investments in, one or more of our subsidiaries under intercompany loan agreements and other types of contractual agreements. KB Impuls and KaR-Tel are also parties to third-party financing arrangements that restrict our ability to recover our investments in these subsidiaries through the repayment of loans or dividends. For more information regarding our subsidiaries’ indebtedness and related payment restrictions, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities.”

The restrictions on either KB Impuls or KaR-Tel to repay debt may make it difficult for us to meet our debt service obligations. Although the risks related to our intercompany loans to KB Impuls will be eliminated if our merger is completed, we cannot assure you that we will complete this merger.

Our revenues are often unpredictable and our revenue sources are short-term in nature.

Future revenues from our prepaid and contract subscribers, our two primary sources of revenues, are unpredictable. We do not require our prepaid subscribers to enter into service contracts and cannot be certain that they will continue to use our services in the future. We require our contract subscribers to enter into service contracts. However, many of our service contracts can be cancelled by the subscriber with limited advance notice and without significant penalty. Our churn rate, which is the number of subscribers disconnected from our network within a given period expressed as a percentage of the midpoint of the number of subscribers at the beginning and end of that period, fluctuates significantly and is difficult to predict. Our churn rate was 29.6%, 39.3% and 30.8% in 2004, 2003 and 2002, respectively. The loss of a larger number of subscribers than anticipated could result in a loss of a significant amount of expected revenues. Because we incur costs based on our expectations of future revenues, our failure to accurately predict revenues could put our business in jeopardy.

Covenants in our debt agreements restrict our ability to borrow and invest, which could impair our ability to expand or finance our future operations.

The loan agreements with UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.), our syndicated loan facility with Citibank N.A. and Standard Bank Loan Limited and our credit facilities with Nordea and Bayerische and Svenska contain a number of different covenants that impose significant operating and financial restrictions on us. Additional covenants are also included in KB Impuls’s vendor financing agreements with Alcatel, as well as in our credit agreements with Sberbank. These restrictions significantly limit the ability of, and in some cases prohibit, among other things, our company and certain of our subsidiaries to incur additional indebtedness, create liens on assets, enter into business combinations or engage in certain activities with companies within our group. A failure to comply with these restrictions would constitute a default under the agreements discussed above and could trigger cross payment default/cross acceleration provisions under some or all of the agreements discussed above. In the event of such a default, the debtor’s obligations under one or more of these agreements could, under certain circumstances, become immediately due and payable, which would have a material adverse effect on our business, our liquidity and our shareholders’ equity.

We anticipate that we will need additional capital and we may not be able to raise it.

We anticipate that we will need additional capital for a variety of reasons, such as:

•	financing our strategy to develop our regional GSM licenses, including possible acquisitions of existing operators or any payments required in connection with new licenses or frequencies granted to us;

•	financing the development of KaR-Tel in Kazakhstan, as well as possible acquisitions of operators and licenses in other CIS countries;

•	improving our debt portfolio structure;

•	financing the implementation of new technologies, such as third generation, or 3G, services;

•	improving our infrastructure, including our information technology systems;

•	financing our subscriber growth strategy;

•	refinancing existing indebtedness;

•	enhancing our service and subscriber support;

•	responding to unexpected increases in the pace of network development;

•	complying with regulatory requirements or developments;

•	taking advantage of new business opportunities; and

•	implementing changes in our business strategy.

Our current business plan contemplates that, in addition to the US$300.0 million we raised in connection with the February 2005 Loan, we will need to raise approximately US$700.0 million in additional debt financing in the Russian and/or international capital markets and/or in bank financing to meet our projected capital expenditures, scheduled debt repayments and possible acquisitions through 2005. The actual amount of debt financing (including by drawing down on the US$ 425.0 million syndicated loan facility we signed in February 2005) that we will need to raise will be influenced by the actual pace of subscriber growth over the period, network construction and our acquisition plans. In addition to our acquisition of KaR-Tel in Kazakhstan, we are currently actively pursuing other opportunities for expansion in other countries in the CIS. We cannot, however, give you any assurance of the exact amount that we will invest in acquiring such wireless operators or that we will be able to complete any such transactions successfully. If we make any further significant acquisition inside or outside of Russia beyond what is currently contemplated in our business plan, we will need to increase the amount of additional debt financing over this period above the currently projected US$1,000.0 million.

Due to a variety of factors, including perceived risks related to our legal and regulatory developments, our subsidiary, KaR-Tel, operational performance or deterioration in the Russian economy or unfavorable conditions in the Russian or international capital markets, we may not be able to raise additional capital on acceptable terms. In addition, a significant rise in interest rates in the United States may make it less attractive for us to borrow money in the international capital markets. If we cannot obtain adequate financing on acceptable terms, we may be unable to make desired capital expenditures, take advantage of opportunities, refinance existing indebtedness or meet unexpected financial requirements and our growth strategy may be negatively affected. This could cause us to delay or abandon anticipated expenditures or otherwise limit operations, which could adversely affect our business.

We may not realize the anticipated benefits from our acquisition of KaR-Tel, and we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with this acquisition.

On September 3, 2004, we completed our acquisition of KaR-Tel, the second largest cellular operator in Kazakhstan, for a purchase price of US$350.0 million, plus US$2.0 million of gross acquisition costs. In addition, KaR-Tel had debt of approximately US$75.0 million, which we assumed at the time of acquisition. The US$350.0 million purchase price is subject to a possible post-closing adjustment based on a post-closing assessment by the parties of the actual level of indebtedness and cash in KaR-Tel at the time of closing. Based upon our assessment to date of KaR-Tel’s strategic and financial position and of future market conditions and trends in Kazakhstan, we expect to receive certain benefits from this acquisition. In accordance with our previously disclosed plans to involve a partner with local knowledge in KaR-Tel, we have entered into a share purchase agreement to sell a minority interest of 50.0% minus one share in the parent company of KaR-Tel to Crowell Investments Limited, a Cypriot company beneficially owned and controlled by certain shareholders of ATF Bank, which we refer to in this Annual Report on Form 20-F as Crowell. The purchase price is US$175.0 million. The closing of the sale is subject to certain conditions and is expected to occur during the second quarter of 2005. Crowell paid an initial deposit of US$20.0 million at signing and a subsequent deposit of US$20.0 million on April 28, 2005, both of which are non-refundable in certain instances. In addition, we have entered into a shareholders agreement with Crowell that, among other things, grants a call option to us to reacquire 25.0% minus one share of the parent company of KaR-Tel at any time after the closing of the sale and an additional call option to reacquire up to the final remaining 25.0% share in case of a deadlock at a shareholders meeting, in each case at a price based upon a prescribed formula. There can be no assurance that we will be able to complete this transaction as currently contemplated or at all.

The actual outcome of the acquisition of KaR-Tel and its effects on our company, the proposed sale of a stake to a local partner and KaR-Tel’s results of operations may differ materially from our expectations as a result of the following factors, among others:

•	adverse rulings in ongoing litigation or of appeals of court or arbitration decisions, or new litigation brought in connection with actions taken prior to our acquisition, including without limitation, litigation with former shareholders of KaR-Tel or others regarding ownership issues as well as amounts owed to or owing from such shareholders, litigation with government authorities regarding the allocation of frequencies to KaR-Tel and litigation with the anti-monopoly, tax and customs authorities (see “—Claims by the Former Shareholders and/or the Fund or others may prevent us from realizing the expected benefits of our acquisition of KaR-Tel, result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness and deprive us of the value of our ownership interest.”);

•	KaR-Tel’s past and future compliance with the terms of its telecommunications license and permissions, KaR-Tel’s ability to get additional frequencies and KaR-Tel’s past and future compliance with applicable Kazakh laws, rules and regulations (including, without limitation, tax and customs legislation);

•	unexpected or unforeseen liabilities or obligations or greater than expected liabilities incurred prior to or after the acquisition, including tax, customs, indebtedness and other liabilities of KaR-Tel or its parent company Limnotex, or Limnotex’s other subsidiaries;

•	KaR-Tel’s ability to comply with the terms of its debt and other contractual obligations;

•	KaR-Tel’s ability to maintain favorable interconnection terms as the interconnection provider in Kazakhstan is no longer a monopolist and therefore may not be subject to government regulation with respect to tariffs notwithstanding that there may not be viable alternatives to the current provider for interconnection;

•	exposure to foreign exchange risks that are difficult or expensive to hedge;

•	KaR-Tel’s ability to protect its trademarks and intellectual property in Kazakhstan and to register trademarks and other intellectual property used by KaR-Tel in the past;

•	developments in competition within Kazakhstan;

•	governmental regulation of the wireless telecommunications industry in Kazakhstan;

•	political, economic, social, legal and regulatory developments and uncertainties in Kazakhstan; and

•	the successful consummation of the sale of a minority interest in KaR-Tel to Crowell.

We participated in a competitive tender to acquire KaR-Tel and as a result, we were able to conduct only a limited due diligence review on KaR-Tel prior to the acquisition. In addition, we received a limited indemnity and there is no assurance that the seller will have the financial capacity to satisfy any indemnity claim we may make against it. We continued our due diligence after our acquisition of KaR-Tel on September 3, 2004. We have identified certain instances in which KaR-Tel may not have operated in full compliance with its licenses and permissions (including its telecommunications license and frequency permissions), its charter and laws, rules and regulations applicable to it, instances in which KaR-Tel operated without all required permissions (including frequency permissions), and instances in which KaR-Tel may not have operated in compliance with its debt and other contractual obligations over extended periods of time prior to our acquisition. We have also identified certain business practices that are not consistent with our company’s best practices including, for instance, the failure to procure long-term leases of key real estate. In addition, we have not been able to verify the effectiveness of all real property and base station location leases of KaR-Tel, some of which may be material to our operations. We have also heard assertions regarding possible questionable payments to government authorities in connection with certain legal proceedings in which KaR-Tel was involved prior to our acquisition. We are continuing to review all of these matters and assertions and are in the process of rectifying such non-compliance where possible, and instituting controls to attempt to ensure that KaR-Tel’s business is conducted in a manner consistent with applicable local laws and our company’s standards of conduct. We cannot assure you that we will be able to cure all such instances of non-compliance or that such instances of non-compliance will not negatively affect our title to our ownership interest in KaR-Tel, subject KaR-Tel or our company to litigation or a default under debt or other agreements, or result in the imposition of fines or penalties or more severe sanctions, including the suspension or termination of KaR-Tel’s telecommunications license and frequency permissions.

Claims by the Former Shareholders and/or the Fund or others may prevent us from realizing the expected benefits of our acquisition of KaR-Tel, result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness, and deprive us of the value of our ownership interest.

In November 2003, KaR-Tel redeemed for an aggregate of 450,000 Kazakhstani tenge (or approximately US$3,100 based on the Kazakhstani tenge to U.S. dollar exchange rate as of December 31, 2003) the equity interests of Turkish companies, Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S., owning an aggregate of 60.0% of the equity interests in KaR-Tel, referred to herein as the Former Shareholders, in accordance with an October 30, 2003 decision of the Review Panel of the Supreme Court of Kazakhstan. The decision was based on the finding that the Former Shareholders inflicted material damage on KaR-Tel by causing KaR-Tel to lose a valuable government tax concession and selling KaR-Tel obsolete and over-priced telecommunications equipment. The redemption process was initiated on April 15, 2002 by a repeated extraordinary general meeting of KaR-Tel shareholders reconvened by a shareholder owning 40.0% of the equity interests in KaR-Tel. In late August 2004, prior to our acquisition, we received letters from the Former Shareholders claiming that they continue to own such interests and stating that, without their approval, all KaR-Tel deals are illegal and invalid. The Former Shareholders stated in these letters that subsequent to such redemption, their respective managements were taken over by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies, referred to in this Annual Report on Form 20-F as the Fund. The Former Shareholders indicated in their letters that they were preparing to put their case before the International Center for the Solution of Investment Disputes, or ICSID, an independent organization with links to the World Bank. If the Former Shareholders pursue any claims related to KaR-Tel before ICSID or any other forum, we cannot assure you that they will not prevail in any such action, whether such action is brought in Kazakhstan or elsewhere. If the Former Shareholders were to prevail, we could lose ownership of up to 60.0% of our interest in KaR-Tel, be required to reimburse the Former Shareholders for the value of their interests or otherwise suffer monetary and reputational or other damages that cannot currently be quantified.

In July 2004, KaR-Tel and its affiliate obtained a default judgment in the Almaty City Court against the Former Shareholders for approximately US$41.0 million in the aggregate. The Almaty City Court relied on its ruling in the mandatory redemption case in which it found that the Former Shareholders inflicted material damage on KaR-Tel. KaR-Tel has offset, with effect prior to our acquisition, part of this judgment against the approximately US$23.3 million recorded on KaR-Tel’s books as owing to the Former Shareholders as of August 31, 2004 (of which approximately US$[17.5] million may have been due and payable as of June 30, 2004 but for the offset) and any other debts or amounts owing to the Former Shareholders. Consequently, this US$23.3 million amount has not been included by us in our calculation of the approximately US$75.0 million total outstanding indebtedness assumed by us at the time of our acquisition of KaR-Tel. This judgment is subject to appeal and we cannot assure you that the decision of the court will not be overturned or that the amount of the default judgment will not be reduced or that additional amounts will not be owed to the Former Shareholders or their successors, thereby resulting in an increase in the amount of KaR-Tel’s indebtedness. Furthermore, the Former Shareholders or their successors may bring actions either inside or outside Kazakhstan challenging the Kazakh court judgment or such offset and claiming that amounts owing to the Former Shareholders or their successors by KaR-Tel have become due and payable. If the Former Shareholders or their successors were to prevail in any such claims, they could claim that an event of default has occurred under certain of the Former Shareholders’ debt agreements, which, if not cured within any applicable grace periods, could trigger cross payment default/cross acceleration provisions under certain of our other debt agreements. If any creditor or trustee were to bring a claim for a cross payment default/cross acceleration in these circumstances, KaR-Tel or our company may be required to pay any amounts outstanding under the debt agreements between KaR-Tel and the Former Shareholders or their successors in order to avoid any such cross payment default/cross acceleration. Based on the information we have been able to review to date, we believe that the maximum amount we would be required to pay under these debt agreements in order to avoid any such cross payment default/cross acceleration would be approximately US$23.3 million, excluding any penalties. If we are unable to pay such amount within any applicable grace periods, the obligations under certain of our debt agreements may become immediately due and payable, which could have a material adverse effect on our business, our liquidity and our shareholders’ equity. We cannot assure you that further due diligence or future investigations, claims or events will not show that KaR-Tel’s indebtedness to the Former Shareholders exceeded the approximately US$23.3 million mentioned above, that KaR-Tel’s overall indebtedness exceeded approximately US$75.0 million, that assets were pledged to secure any such indebtedness, or that the prior shareholders of KaR-Tel pledged or otherwise encumbered their interests in KaR-Tel as security for any such indebtedness.

On January 10, 2005, KaR-Tel received an “order to pay” issued by the Fund in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.6 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The order does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004. On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order. That same day, KaR-Tel also delivered a similar petition to the Ministry of Justice of the Republic of Kazakhstan for forwarding to the Ministry of Justice of the Republic of Turkey. According to news reports quoting Turkish sources, the order is connected with claims by the Turkish government against the Uzan family, which purportedly used to own the Former Shareholders prior to the Former Shareholders being seized by the Fund. Such news reports, the content of which has not been confirmed by us, further state that the Fund is not seeking the entire US$5.5 billion from KaR-Tel alone, but sent orders for the full amount to approximately 200 different companies that were once controlled by members of the Uzan family. Although we believe that the order to pay is without merit and that any attempted enforcement of the order to pay in relevant jurisdictions outside of Turkey is subject to procedural and substantive hurdles, there can be no assurance that KaR-Tel will prevail with respect to the objections filed (either on substantive or procedural grounds), that these claims or others targeting VimpelCom’s ownership of KaR-Tel will not be brought by the Fund directly against VimpelCom or its other subsidiaries or that KaR-Tel and/or VimpelCom or its other subsidiaries will not be required to pay amounts owed in connection with the order or on the basis of other claims made by the Fund. The adverse resolution of this matter, and any others that may arise in connection with the order by the Fund or any other claims made by the Fund, could have a material adverse effect on our business, financial condition and results of operations, including an event of default under some or all of our outstanding indebtedness.

If we invest in or acquire other companies, particularly outside of Russia, we may face certain risks inherent in such transactions.

We may acquire or invest in other companies in business areas that are complementary to our current operations. Any such future acquisitions or investments could be significant and in any case would involve risks inherent in assessing the value, strengths and weaknesses of such opportunities, particularly if we are unable to conduct thorough due diligence prior to the acquisition, as well as in integrating and managing their operations. Such acquisitions or investments may divert our resources and management time. We cannot assure you that any acquisition or investment could be made in a timely manner or on terms and conditions acceptable to us. We also cannot assure you that we will be successful in completing and financing any such acquisition or investment.

Our company is actively pursuing a strategy that includes additional expansion into the CIS. Laws and corporate practices vary in countries in the CIS and generally are not as well developed as in the west or in Russia. Companies that we acquire may have engaged in business practices that were not in compliance with local law, international business practices, or our internal policies. It is our intention that upon each acquisition by our company, we will immediately institute internal controls consistent with controls throughout our group to attempt to ensure compliance with all laws, good business practices, and our internal policies. However, there can be no assurance that there will not be any material adverse effect on the acquired company or our company arising from any acts committed prior to the acquisition.

Five out of our seven super-regional GSM licenses in Russia, including our GSM license for the Moscow license area, will expire in 2008 and any failure on our part to extend existing licenses or procure new licenses to replace our existing licenses may have a material adverse effect on our business and results of operations.

Five out of our seven GSM licenses in Russia, including our GSM license for the Moscow license area, expire on April 28, 2008. We can give you no assurance that these licenses will be renewed upon expiration. For example, the New Law states that an application to renew a license may be rejected if, among other things, there are any uncured violations on the date of the renewal application, and we cannot assure you that we will not have any uncured violations when we apply for license renewals. Governmental officials have broad discretion in deciding whether to renew a license, and may not renew our licenses after expiration. Furthermore, if our licenses are renewed, they may contain different terms or additional obligations, including payment obligations, or may cover reduced service areas or a reduced scope of service. If our GSM license for the Moscow license area and our other super-regional licenses in Russia that expire in 2008 are not renewed, our business could be materially adversely affected. Because our licenses are integral to our operations, our inability to extend our existing licenses or obtain a new license on substantially the same terms may have a material adverse effect on our financial condition.

Our wireless licenses may not be extended or may be suspended or revoked, which could adversely affect our business.

We are required to meet certain terms and conditions to maintain each of our GSM licenses. These conditions include:

•	commencing service by a certain date;

•	meeting certain network capacity benchmarks by specified dates;

•	providing telecommunications services only after obtaining permits for operation of equipment and use of frequencies; and/or

•	developing coverage of particular territory or cities by specified dates.

If we fail to meet start-of-service dates, network capacity, territorial coverage requirements or other technical requirements under any of our GSM licenses, or do not obtain permits for operation of our equipment or use of frequencies, or if extensions requested are not granted and/or action is taken against our company or our subsidiaries, our business could be adversely affected. Our GSM licenses covering the Central and Central Black Earth, North Caucasus, Siberian and Volga regions required us, among other things, to meet certain coverage requirements for certain specified cities by December 31, 2001. However, we did not have all of the necessary base stations installed with all necessary permissions by December 31, 2001. Our regional GSM licenses also require that certain networks cover specified cities by a specified date. Russian telecommunications legislation does not clearly define what “coverage” of a city means and does not clearly regulate the construction and launching of GSM networks. As a result, there is a possibility that the Ministry of Information Technologies and Communications (or any successor to the powers of the former Ministry of Communications) or the Service may interpret the requirements differently than us and, consequently, we may be in violation of our regional GSM licenses despite our best efforts at compliance.

Our GSM licenses covering the Northwest and Ural regions require us to meet certain coverage requirements (expressed as percentages of the population). Our license covering the Northwest region requires us to provide coverage to 20.0%, 40.0% and 80.0% of the covered population by December 31, 2004, December 31, 2006 and December 31, 2011, respectively. Our license for the Ural region requires us to provide coverage to 30.0% and 70.0% of the covered territory’s population by December 31, 2005 and December 2012, respectively. Additionally, our GSM licenses covering the Northwest and Ural regions each contain a start-of-service requirement for the area covered by each license. However, these start-of-service requirements do not provide specific start-of-service dates for each administrative subject area covered by each license. In the past, we have interpreted such provisions to require us to install a network in at least one administrative subject area covered by each license. Because we do not know whether the Service will interpret this start-of-service requirement in the same manner as its predecessor, we cannot assure you that it will not determine that we have violated the start-of-service requirement if we do not start to provide service in each administrative subject area within the license area by the start-of-service date specified in the license. In addition to coverage and start-of-service requirements, our licenses require a certain quality of network service. For example, our license for the Moscow license area requires that no more than 5.0% of our calls become interrupted during peak hours. If we fail to meet any of the coverage, network quality or start-of-service requirements in our licenses, we anticipate that the Ministry of Information Technologies and Communications (or any successor to the powers of the former Ministry of Communications) or the Service would provide a warning to our company or our subsidiaries and provide us with an opportunity to cure any non-compliance. We have received one warning from the Service stating that we have not met the network quality requirement in the Moscow license area, and we have been provided an opportunity to cure this non-compliance. However, we cannot assure you that we will receive a grace period, and we cannot assure you that any grace period afforded to us would be sufficient to allow us to cure any remaining non-compliance. In the event that we do not cure any remaining non-compliance, the Service could decide to suspend or revoke the license. The occurrence of any of these events would adversely affect our ability to build out our networks in the regions in accordance with our business plan and could harm our reputation in the regions.

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

Historically, licensed wireless service providers in Russia received frequency allocations at no cost. However, in June 1998, the government enacted a decree requiring wireless service providers to pay a fee for the use of radio frequency spectrum for a specified list of telecommunications services, which included services that we provide. To date, we have not been charged significant fees for frequency allocations in our license areas, other than US$30.0 million for the use of 15 frequency channels in connection with our receipt of permission to provide GSM-900 services in the Moscow license area and the Central and Central Black Earth super-region. We cannot assure you that we will not be required to pay for additional frequency channels that we use or need, which could negatively affect our financial results. The loss or suspension of any of our frequency allocations could affect our ability to provide services and adversely affect our business.

Our ability to provide wireless services would be severely hampered if our access to local and long distance line capacity was limited or if the commercial terms of our interconnect agreements were significantly altered.

Our ability to provide telecommunications services depends on our ability to secure and maintain interconnection agreements with Rostelecom, Open Joint Stock Company “Multiregional Transit-Telecom”

(“MTT”), and other incumbent owners of networks. Interconnection is required to complete calls that originate on our respective networks but terminate outside our networks, or that originate from outside our networks and terminate on our networks. Each of our current interconnection agreements with incumbent operators may be terminated annually by the respective operator. It is possible that in the future our interconnection agreements may not be renewed or not renewed on a timely basis or on commercially reasonable terms.

Further our ability to interconnect with the public switched telephone network and other local, domestic and international networks, as well as directly with other cellular networks, in a cost-effective manner is critical to the economic viability of our operations. A significant increase in our interconnection costs or a lack of available line capacity for interconnections could have an adverse effect on our ability to provide services. We anticipate that fixed line providers will significantly increase their interconnect costs in the near future as the public telephone networks begin to adjust their fee structures in Russia to reflect operating costs, which, in turn, will increase our operating costs. We currently have numbering capacity agreements with a small number of telecommunications providers in Moscow, some of which are affiliated with our main competitor, MTS. Additionally, we are contractually obligated to obtain the consent of certain of these companies to use local Moscow lines from other telecommunications providers.

We have interconnect agreements with Rostelecom, which transmits to our subscribers all international traffic and incoming traffic from the public switched network of Moscow, operated by the Moscow City Telephone Network (“MGTS”) and with MTT, which transmits to our subscribers using federal telephone numbers all long distance traffic and a portion of incoming traffic from the public switch network of Moscow. In the past, our subscribers have experienced difficulties receiving calls from MGTS subscribers due to a shortage in the number of links between our network and Rostelecom’s network. Although we have increased the number of available links with Rostelecom and MTT, these difficulties may persist. Currently, a portion of the calls to or from our subscribers interconnects with MGTS through a recently installed switching center in Moscow. As the number of our subscribers increases and as our reliance on Rostelecom and MTT grows, because we are required to interconnect with them for all outgoing long distance traffic for our GSM operations, technical improvements and increased access to Rostelecom’s and MTT’s exchanges and/or the exchanges of other telephone line capacity providers with whom we have interconnect agreements may be required to ensure sufficient links are available for our subscribers. If Rostelecom, MTT or any other provider is unable to make required technical improvements, if the difficulties experienced by our subscribers with Rostelecom’s or MTT’s network recur or if any of our other telephone line capacity providers in Moscow become unreliable, we could experience serious interruptions in our ability to provide services. In addition, we will have to issue new telephone numbers to certain of our subscribers who do not use federal numbers if one of our interconnect agreements is terminated and replaced by an interconnect agreement with an alternative provider.

We face uncertainty regarding our frequency allocations and may experience limited spectrum capacity for providing wireless services.

In order to commence our pilot operations in specific cities in our GSM license areas, we applied for and received minimal frequency assignments in each of the cities in which we have commenced operations. As we build out our operations in the GSM license areas, we submit a frequency application and a site plan to the appropriate bodies for approval. Based on the results of this study and the available frequency at that time, specific frequencies in specific areas in each of our GSM license areas may be allocated to us. However, there is a limited amount of frequency available for wireless operators and although we applied, we did not receive additional GSM 900 frequencies. In addition, our applications for GSM 900 frequencies in five territories within the Urals region, and six territories in the Northwest region were denied. We cannot be certain that frequency will be allocated to us, that it will be allocated to us in a timely manner or that it will be adequate in terms of quantity and geographic coverage to allow us to provide wireless services on a commercially feasible basis throughout all of our license areas.

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

If we fail to obtain renewals or extensions of our frequency allocations for our GSM network in the Moscow license area, which expire on various dates through 2008, or if other license holders are granted overlapping frequencies, our business could be adversely affected. Depending on the growth of our business in our other license areas, the failure to obtain renewal or extension of any other frequency allocations could also adversely affect our business.

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

Russian and Kazakh law prohibits operation of telecommunications equipment without a relevant permit from the appropriate regulatory body. Due to a reorganization of the Russian Ministry of Information Technologies and Communications in 2004, the Federal Communications Agency temporarily stopped allocating the required permissions to use frequencies or operate telecommunications equipment. Although allocations have resumed, there is a significant backlog of requests for frequency allocations and other permissions. Accordingly, we have not been able to obtain all of the necessary permits for our operations in a timely manner. In general, it is frequently not possible for us to procure all of the permissions for each of our base stations or other aspects of our network before we put the base stations into commercial operation or to amend or maintain all of the permissions when we make changes to the location or technical specifications of our base stations. At times, there can be a significant number of base stations or other communications facilities and other aspects of our networks for which we do not have final permission to operate and there can be delays of several months until we obtain the final permissions for particular base stations or other communications facilities and other aspects of our networks. If we are found to operate telecommunications equipment without an applicable permit, we could experience a significant disruption in our service or network operation and this would have a material adverse effect on our business and results of operations.

It may be more difficult for us to attract new subscribers in the regions outside of Moscow and in the countries of the CIS than it is for our competitors that established a local presence prior to the time that our company did.

We do not possess a “first mover advantage” in most of the regions outside of Moscow and the countries of the CIS where we currently operate or intend to provide services in the future. In many cases, we have been the second, third or fourth wireless operator to enter a particular market. For example, both MTS and MegaFon had operations in the Northwest region, which includes St. Petersburg, before we did. We do not currently hold a GSM super-regional license for the Far East super-region of Russia. As a result of our acquisition of DalTelecom, we now hold GSM-1800 and D-AMPS licenses in three of the 15 regions within the Far East super-region: Amur Region, Kamchatka Region and Khabarovsk Krai. MTS also has operations in Belarus, Ukraine and Uzbekistan and MegaFon has operations in Tajikistan.

As a result, it may be more difficult for our company to attract new subscribers in the regions and/or the countries of the CIS than it is for our competitors (including MTS and MegaFon and their respective affiliates) that entered markets and established a local presence in some cases years before we did. The regions outside of Moscow are significant to our company, MTS and MegaFon as the rate of subscriber growth in the regions has surpassed the subscriber growth rate in Moscow. If we are not successful in penetrating local markets outside of Moscow, our business may be adversely affected.

We face competition from an increasing number of technologies and may face greater competition as a result of the issuance of new wireless licenses.

The issuance of additional telecommunications licenses for existing wireless standards or the implementation of new wireless technology in any of the license areas in which we operate could greatly increase competition and threaten our business. In addition, competitors that are able to operate networks that are more cost effective than ours may have competitive advantages over us, which could cause our business to suffer. We may also face competition from other communications technologies. Providers of traditional wireline telephone service may compete with us as their services improve. Additionally, IP protocol telephony may provide competition for us in the future. The increased availability or marketing of these technologies could reduce our subscribers and adversely affect our business.

Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, adversely affect our business.

The wireless telecommunications industry is characterized by rapidly changing technology and evolving industry standards. The rapid technological advances in the wireless telecommunications industry make it difficult to predict the extent of future competition. It is possible that the technologies we utilize today will become obsolete or subject to competition from new technologies in the future for which we may be unable to obtain the appropriate license. For example, 3G wireless standards, such as the Universal Mobile Telecommunications Services, or UMTS, standard, are significantly superior to existing second generation standards, such as GSM. To date, no allocation procedures have been announced and no 3G licenses have been issued. The Ministry of Information Technologies and Communications has stated that it expects to announce the procedures for allocating 3G licenses and to issue these licenses in 2006; however, such decisions have been delayed in the past.

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

We may not be able to meet all of these challenges in a timely and cost-effective manner. The press has reported that 3G licenses may be issued through auctions rather than through tenders, and we believe that auctions generally create a higher price than tenders for licenses. In addition, we may not be able to acquire licenses for 3G wireless standards, which we may deem necessary to compete, we may not be able to acquire such licenses on reasonable terms and we may not be able to develop a strategy compatible with this or any other new technology. In 2003, we applied for permits to use radio frequencies in order to expand our UMTS test network in Moscow. The former Ministry of Communications did not respond to our permit requests before its reorganization. Our business may be adversely affected if we do not acquire licenses for 3G wireless standards, acquire 3G wireless licenses on commercially favorable terms or if we experience delays in building and developing our 3G network.

Telenor and Alfa Group each own a significant portion of our equity that allows each of them to block shareholder decisions requiring a supermajority vote and their nominees to our board of directors can block board decisions requiring a supermajority vote.

Two of our shareholders, Telenor and Alfa Group, each own enough voting stock to block shareholder decisions that require at least a 75.0% majority vote. Telenor recently reported that it owned 26.6% of our voting capital stock and Alfa Group recently reported that it owned 32.9% of our voting capital stock. There is a risk that either of them could use its ability to block certain shareholder decisions in a manner that may not be in our interest or in the interest of our minority shareholders.

Furthermore, each of Telenor and Alfa Group have sufficient votes to elect at least two candidates to our board of directors. Several important decisions of our board require the approval of at least eight out of nine directors, including the approval of the business priorities and strategic orientations of our company; acquisitions or sales of the shareholdings in other enterprises; approval of the annual budget and business plan (and approving transactions outside the scope of the approved budget); approval, amendment or termination of internal documents of our company (except those requiring shareholder approval); and appointment, dismissal and early termination of the authority of the general director. Of the board members serving until the annual general meeting of shareholders to be held on June 22, 2005, four were nominated by Telenor, four were nominated by Alfa Group and one was nominated by Telenor with the approval of Alfa Group. Russian law requires that nominees for the board be submitted by shareholders by January 30 of each year for inclusion into the agenda for the annual general shareholders meeting. In January 2005, Telenor nominated six candidates and Alfa Group nominated seven candidates for election to our board and on February 4, 2005 our board approved their submissions of candidates. Prior to the approval by our board of directors of the notice to shareholders of our June 2005 annual general meeting (which notice contains a list of candidates for election to our board), Telenor submitted a letter requesting the withdrawal of Alexander Sozonoff, one of their independent by Telenor candidates, as a nominee, but Mr. Sozonoff (who was also nominated by Alfa Group) did not consent to the withdrawal of his name. For more information regarding our board directors and each of Telenor’s and Alfa Group’s right to nominate directors, see the section of this Annual Report on Form 20-F entitled “Item 6—Directors, Senior Management and Employees.”

We have a limited non-compete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions.

The agreements currently in place among Telenor, Alfa Group and our company include a non-compete provision, but it is limited to Russia and does not extend to other countries in the CIS. In 2003, after receiving a waiver of this non-compete provision from our board (which waiver was approved by our three independent, disinterested directors as such terms are defined under Russian law), Alfa Group acquired a stake in MegaFon, one of our main competitors. Alfa Group confirmed that following its acquisition of a stake in MegaFon, our company continues to be its primary investment vehicle in the Russian telecommunications industry. However, if Alfa Group’s investment focus shifts in favor of MegaFon, our company may be deprived of the important benefits and resources that it derives from Alfa Group’s current telecommunications investment policy. Additionally, a shift in Alfa Group’s focus in favor of MegaFon may hinder our activities and operations and may prevent our further expansion.

Telenor and/or Alfa Group may have different strategies in pursuing regional development in Russia, the CIS or other regions than we do, and they may have different strategies from one another. We cannot assure you that we, Alfa Group and Telenor may not wish to pursue different strategies, including in countries where one or both of our strategic shareholders have a presence. For instance, Telenor and Alfa own 56.5% and 43.5% respectively of Kyivstar GSM, a leading Ukrainian cellular operator. Under the charter approved by our shareholders in May 2002, eight out of nine directors must vote in favor of an acquisition for it to be approved. On April 22, 2005, a simple majority of our board (five out of nine members) voted in favor of the acquisition of CJSC “Ukrainian Radiosystems,” a wireless telecommunications operator in Ukraine that operates under the Wellcom brand name, and therefore, this resolution did not pass. Telenor has publicly stated that it is not in favor of an acquisition by us of CJSC “Ukrainian Radiosystems”. In addition to one of our directors who voted against the acquisition of Wellcom and another director who abstained, two directors who are officers of Telenor voted against the transaction. Telenor has also publicly stated that it disagreed with management’s projections and analysis of this acquisition opportunity. Alfa Group has publicly stated that it favors an acquisition by us of CJSC “Ukrainian Radiosystems.” Alfa Group requested the convocation of an extraordinary shareholders meeting to consider this acquisition but subsequently withdrew the request. There can be no assurance that another request for an extraordinary shareholders meeting to consider this issue will not be submitted to the company.

Although our board has approved a CIS strategy, to date, we have not entered the Ukrainian market and there can be no assurance that our board will approve the acquisition of a Ukrainian operator or other means of entry by us into the Ukrainian market. Each acquisition is subject to review on a case-by-case basis by our board, and there can be no assurance that our board will approve other acquisitions in Russia, the CIS or other regions. Even if such acquisitions are approved by our board, if shareholder approval is required for the acquisition, either or both of our strategic shareholders may vote against such acquisitions if such acquisitions are contrary to its own development strategy. If and to the extent that our strategic shareholders have different expansion strategies, it could lead to a deterioration in their relationship which could have a material adverse effect on our business.

A disposition by one or both of our strategic shareholders of their respective stakes in our company could materially harm our business.

Under certain of our debt agreements, an event of default may be deemed to have occurred and/or we may be required to make a prepayment if Telenor disposes of its stake in our company or a third party takes a controlling position in our company. The occurrence of any such event could trigger cross default/cross acceleration provisions under certain of our other debt agreements, including our loans from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.). In such event, the debtor’s obligations under one or more of these agreements could become immediately due and payable, which would have a material adverse effect on our business and our shareholders’ equity. On May 3, 2005, Alfa Group disclosed that it has pledged 5,120,000 of our common shares to an affiliate of Deutsche Bank AG, as security for US$350 million of bonds issued by Eco Telecom Limited, and deposited 7,443,782 of our common shares and 6,426,600 of our preferred shares with The Bank of New York, as escrow agent. If Telenor or Alfa Group were to dispose of their stakes in VimpelCom, or if Alfa Group’s shares in VimpelCom subject to such pledge and/or escrow arrangement were to be disposed of, our company may be deprived of the benefits and resources that it derives from Telenor and Alfa Group, respectively, which could harm our business.

We may not prevail in litigation initiated by a minority shareholder.

We are defending three lawsuits initiated by a minority shareholder who owns two common shares of our stock.

On February 4, 2005, we received a decision of the Temruksky district court of Krasnodarsky Krai of a case brought by a minority shareholder which suspended the effectiveness of the provision in our charter requiring the supermajority vote of our board with respect to a variety of strategic and important issues. The decision required us to amend this provision of our charter so that all issues, including those where there is a conflict of interest or an interested party transaction, would require a simple majority decision of our board members present and having the right to vote on the issue. The decision specifically referred to a potential acquisition by us of Wellcom in Ukraine and stated that a conflict of interest among various of our board members has been identified and therefore, our charter should be amended to provide that the decision should be approved by a simple majority of the board who are eligible to vote on the issue. We believe that the court misinterpreted, among other things, the Russian Law on Joint Stock Companies which provides that the charter may provide for a higher threshold for approval of board decisions than specified in the Law. We lost two appeals of this decision of the Temruksky district court. However, in late April 2005, we received a notice from the Russian Supreme Court that in response to a petition by our shareholder, Telenor East Invest AS, on April 13, 2005, the Russian Supreme Court had stayed the enforcement of the lower court judgment pending review of the case by the Supreme Court. There can be no assurance that the Supreme Court will rule in our favor.

In addition, this same minority shareholder has filed two other claims with the Arbitration (Business) Court of Krasnodarsky Krai, both of which have been transferred to the Arbitration (Business) Court of Moscow. The first claim requested that an acquisition of Wellcom in Ukraine be declared valid. Initially, the plaintiff requested injunctive relief in connection with this complaint to prohibit (1) certain directors from taking actions preventing us from approving the transaction and (2) the votes of such directors from being taken into account with respect to approval of this transaction. The injunctive relief was initially granted, then cancelled upon the request of the plaintiff, and subsequently, in response to an appeal by one of our directors nominated by Telenor East Invest AS and named in the claim and the injunction and by our shareholder, Telenor East Invest AS, a higher court invalidated the lower court’s ruling granting such injunctive relief on the grounds that the injunction violated applicable law. On April 12, 2005, in response to a motion by our shareholder, Telenor East Invest AS, the court approved the involvement of Telenor East Invest AS in this case as a third party without independent claims. On April 14, 2005, the plaintiff filed a motion requesting injunctive relief to suspend the effectiveness of two provisions of VimpelCom’s charter: (1) the provision requiring that a quorum for board meetings consist of at least 2/3 of the board members including one representative nominated by each 25% shareholder (so that the quorum would be a simple majority of the board), and (2) the provision requiring a super-majority vote of our board for certain issues. Both we and Telenor East Invest AS have filed motions objecting to this request for injunctive relief, but the court has not yet ruled on these motions. The hearing of the case, including the motions relating to the request for injunctive relief, is scheduled on May 14, 2005.

The second claim requested that (1) three of VimpelCom’s directors, all nominated by Telenor, be declared interested in blocking a decision on the acquisition of Wellcom, (2) these directors be prohibited from participating in the decision under the rules applicable to interested party transactions and (3) the provision in VimpelCom’s charter requiring a super-majority vote of its board be declared invalid. The plaintiff later submitted a petition to amend his complaint by adding three additional directors, nominated by Eco Telecom Limited, a member of the Alfa Group, to the list of directors to be considered interested in blocking the decision on the acquisition of Wellcom, to request that such directors be prohibited from voting on the above-mentioned issue and to name such directors as defendants in the suit. This motion by the plaintiff is pending until the hearing date, provided the plaintiff pays the applicable court fee. Certain motions by VimpelCom and certain directors nominated by Telenor have not yet been reviewed by the court. Satisfying VimpelCom’s motion, the case was transferred to the Arbitration (Business) Court of Moscow and the hearing is expected to occur in the Spring of 2005.

There can be no assurance that we will prevail at any stage of the litigation in any of the cases described, or that other claims regarding these or other provisions of our charter or internal documents, or the way we interpret such provisions, will not be made. In the event any decision becomes binding on us and then is overturned on subsequent appeals, the board approvals and transactions concluded during that interim period when such decision was binding may be subject to challenge and invalidated as voidable or recognized as void. Any such consequences could lead to further litigation against us, and could have an adverse effect on our business, expansion strategy and financial results. For more information on this litigation, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings.”

Our strategic partnerships and relationships to develop our GSM operations, including in Kazakhstan and potentially other countries, are accompanied by inherent business risks.

We may enter into strategic partnerships and joint ventures with other companies in the future to develop other aspects of our business including our GSM operations outside the Moscow license area and our operations in Kazakhstan. Emerging market strategic partnerships and joint ventures are often accompanied by risks, including:

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

Increasing the capacity of our networks and the further expansion of the geographic coverage of our networks into the remaining regions are important components of our plan to increase our subscriber base. We may encounter difficulties in building our networks or face other factors beyond our control that could affect the quality of services, increase the cost of construction or operation of our networks or delay the introduction of services. As a result, we could experience difficulty in increasing our subscriber base or could fail to meet license requirements, either of which may have an adverse effect on our business. We may encounter difficulties with respect to:

•	obtaining in a timely manner and maintaining licenses, frequency allocations, other governmental permissions and numbering capacity sufficient to provide services to our subscribers;

•	obtaining sufficient interconnect arrangements, including federal telephone numbers for our subscribers and international access through Rostelecom;

•	delivering services that are technically and economically feasible;

•	financing increases in network construction and development costs, including in the regions;

•	providing service coverage to a large geographic area outside the Moscow license area;

•	obtaining compliance certificates for our telecommunications equipment in a timely and cost-efficient manner;

•	marketing our services in a large geographic area to a new potential subscriber base outside the Moscow license area with lower average income;

•	meeting demands of local special interest groups; and

•	obtaining adequate and/or timely supplies of equipment and handsets.

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

The limited history of wireless telecommunications in the regions of Russia and Kazakhstan and our limited operating history in GSM in the regions of Russia and Kazakhstan create additional business risks, which could have an adverse affect on our business.

Wireless telecommunications are relatively new in the Russian regions and Kazakhstan, which have experienced slower economic growth over the past decade than Moscow. As the wireless telecommunications industry develops in these areas, changes in market conditions could make the development of some of these license areas less or no longer commercially feasible. A reduction in our viable development opportunities could have an adverse effect on our business.

In addition, we have a limited operating history providing GSM services in the regions of Russia and Kazakhstan. Consequently, we are subject to the risks associated with entering into any new product line. Our failure to properly manage those risks, including those risks specified below, could have an adverse effect on our business:

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

We currently offer our subscribers a number of value added services, including voice mail, short messaging service, or SMS, call forwarding, wireless Internet access and data transmission services. Despite investing significant resources in marketing, we may not be successful in creating or competing in a market for these value added services. In particular, we cannot assure you that we can:

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

Our future operating results depend in large part upon the continued contributions of key senior managers and technical personnel. We cannot be sure that their services will continue to be available to us in the future, nor do we have key personnel life insurance covering any of our senior managers. Our current CEO and General Director, Alexander Izosimov, assumed his duties in October 2003 and is under contract with our company until October 2006. We could be adversely affected if Mr. Izosimov or any of our other senior managers ceased to actively participate in the management of our business, whether upon the expiration of their contracts or earlier. Furthermore, the appointment, dismissal or early termination of our CEO and General Director requires the approval of at least 80.0% of all of our board members. Our board rules require the affirmative vote of at least 80% of all our board members to confirm our CEO and General Director on an annual basis. This item has not been placed on the agenda for our board since Mr. Izosimov assumed his duties in October 2003. Failure of our board to agree to re-appoint Mr. Izosimov or to appoint a new CEO and General Director at the expiration of the term of Mr. Izosimov could materially adversely affect our business.

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

Our ability to manage our business successfully is contingent upon our ability to implement sufficient operational resources and systems to support our rapid growth. We may face risks in rolling out systems in the regions or integrating new technologies into existing systems. For example, if our billing system develops unexpected limitations or problems, subscriber bills may not be generated promptly and correctly. This could adversely impact our business since we would not be able to collect promptly on subscriber balances. In addition, our current management information system is significantly less developed in certain respects than those of wireless service providers in more developed markets and may not provide our management with as much or as accurate information as in those more developed markets. Failure to obtain the necessary operating systems to support our growth could have a materially adverse effect on our business.

We could experience subscriber database piracy, which may adversely affect our reputation, lead to subscriber lawsuits, loss of subscribers or hinder our ability to gain new subscribers and thereby adversely affect our business.

We may be exposed to database piracy which could result in the unauthorized dissemination of information about our subscribers, including their names, addresses, home phone numbers, passport details and individual tax numbers. In 2003, certain subscriber databases of MTS, MegaFon and other operators were stolen, copied and made available for sale. The breach of security of our database and illegal sale of our subscribers’ personal information could adversely impact our reputation, prompt lawsuits against us by individual and corporate subscribers, lead to a loss in subscribers and hinder our ability to attract new subscribers. Each of these factors, individually or in the aggregate, could negatively impact our revenues and results of operations.

We could lose network and telecommunications equipment if there is an event of default under agreements related to our secured debt.

Our financing agreements with Sberbank, Alcatel, Nordea and Bayerische, Svenska, Bank TuranAlem and Kazkommertsbank are secured by pledges over certain network, telecommunications and office equipment, securities and real property. If a default, including a cross default, occurs under any of these agreements, our counterparties may foreclose on, among other things, the pledged network or telecommunications equipment or the real property where such equipment is located. If we lose network or telecommunications equipment following such an event of default, our business could be materially adversely affected.

We are subject to Russian anti-monopoly regulation, which could restrict our business.

Russia’s anti-monopoly regulator has oversight over consumer affairs and advertising and may initiate an investigation on its own initiative or upon the request of a consumer or other body. We have received notices from the anti-monopoly regulator alleging violations of consumer rights and advertising regulations in the past and are currently in the process of resolving certain issues raised by the regulator regarding, for instance, our advertising of certain promotions and the forms of our subscriber agreements. Some of the claims alleged by the antimonopoly regulator regarding our advertising campaigns and violations of consumer rights have also been raised by subscribers in civil suits recently filed against us. Regulatory measures taken in response to violations may include the requirement to discontinue certain advertisements, or the imposition of fines, tariffs or restrictions on acquisitions or on other activities, such as contractual obligations.

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

Our business could be adversely affected if our handset and equipment supply arrangements are terminated or interrupted.

The successful build-out and operation of our networks depend heavily on obtaining adequate supplies of switching equipment, base stations, other equipment and telephone handsets on a timely basis. We currently purchase our GSM equipment from a small number of suppliers, principally Alcatel and Ericsson, although some of the equipment that we use is available from other suppliers. From time to time, we have experienced delays receiving equipment in the regions. Our business could be adversely affected if we are unable to obtain adequate supplies or equipment from Alcatel, Ericsson, Nokia or another supplier in a timely manner and on reasonable terms.

Our equipment and systems may be subject to disruption and failure, which could cause us to lose subscribers and violate our licenses.

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

Problems with our switches, controllers, fiber optic network or at one or more of our base stations, whether or not within our control, could result in service interruptions or significant damage to our networks. Although we have back-up capacity for our network management operations and maintenance systems, automatic transfer to our back-up capacity is not seamless, and may cause network service interruptions. From time to time in recent years, we have experienced network service interruptions, which occur from time to time during installations of new software. Interruptions of services could harm our business reputation and reduce the confidence of our subscribers and consequently impair our ability to obtain and retain subscribers and could lead to a violation of the terms of our licenses, each of which could adversely affect our business. We do not carry business interruption insurance to prevent against network disruptions.

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

No standard definition of a subscriber exists in the mobile telecommunications industry, therefore, comparisons between subscriber data of different companies may be difficult to draw. Other calculations, including those for minutes of usage, also vary within the mobile telecommunications industry.

Wireless operators with a large proportion of prepaid subscribers, such as VimpelCom, typically determine subscriber figures by calculating the number of SIM cards in use. This could in some instances lead to double counting of subscribers and an inflated customer base. The methodology for calculating subscriber numbers varies substantially in the mobile telecommunications industry, including among the leading Russian mobile operators, resulting in variances in reported subscriber numbers from that which would result from the use of a single methodology. There may also be a discrepancy in subscriber numbers caused by a difference in the churn policies of wireless operators. According to AC&M Consulting, for example, MTS terminates its prepaid subscribers after a subscriber’s balance remains $0 or below for 183 consecutive days or if a prepaid subscriber’s account remains inactive for 183 days. According to AC&M Consulting, MegaFon, by contract, terminates a prepaid subscriber’s account after 90 days of inactivity. Our current policy is to terminate our prepaid subscribers 180 days after their services have been suspended. Prepaid subscribers’ services are suspended immediately upon their balance reaching $0 or below or if a prepaid subscriber had no payable transactions during the past 180 days. However, in the past, we have terminated suspended and/or inactive subscribers earlier than 180 days in order to reuse telephone numbers in response to shortages of available federal numbers.

As a result of these discrepancies, sources suggest that the number of active users may be up to 35.0% less than the total subscriber numbers reported by wireless operators. Because different mobile telecommunications operators may use different methods of calculating subscriber figures, there is a risk that our company may appear to be doing better than our competitors than would be the case if all operators used the same method of calculating subscriber figures. The methodology for calculating other performance indicators also vary among mobile telecommunications operators. For example, the methodology we use for calculating minutes of usage may differ from some other operators and, therefore, it may be difficult to draw comparisons of minutes of usage figures between different mobile cellular communications companies.

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

Risks Related to Business Operations in Emerging Markets

Investors in emerging markets, such as Russia and Kazakhstan, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy.

Investors in emerging markets, such as Russia and Kazakhstan, should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant political, legal and economic risks. Emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption. Emerging economies, such as the Russian and Kazakh economies, are subject to rapid change and the information set out herein may become outdated relatively quickly. Russia’s and Kazakhstan’s economies, like other emerging economies, are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in Russia, Kazakhstan or other emerging economies could dampen foreign investment in these markets and adversely affect their economies. These developments could severely limit our access to capital and could adversely affect the purchasing power of our subscribers and, consequently, our business. Investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal, financial and tax advisors.

We face a number of economic, political, social, legal and regulatory risks related to conducting business in Kazakhstan.

Although most of our risk factors relate specifically to the risks associated with conducting business in Russia, where a majority of our assets and operations are located, similar risks in each instance also apply to the conduct of business and our operations in Kazakhstan. Like Russia, Kazakhstan is an emerging market subject to greater economic, political, social and legal and regulatory risks than more developed markets. In some instances, the risks inherent in transacting business in Kazakhstan may be more acute than those in Russia.

Among the risks that our company may face in conducting business and our operations in Kazakhstan are:

•	economic instability, including in other countries of the CIS or the global economy, that could lead to consequences such as hyperinflation, currency fluctuations and a decline in per capita income in the Kazakh economy;

•	insufficient or underdeveloped physical infrastructure;

•	governmental and political instability that could disrupt or reverse economic and regulatory reform, increase centralized authority or result in nationalization;

•	social instability from any ethnic, religious, historical or other divisions that could lead to a rise in nationalism, social disturbances or conflict;

•	uncertainties in the developing legal and regulatory environment, including, but not limited to, conflicting laws, decrees and regulations applicable to the telecommunications industry and foreign investment;

•	unlawful or arbitrary action against us by the regulatory authorities, including the suspension or revocation of our telecommunications license, or preferential treatment for our competitors;

•	lack of independence and experience of the judiciary, difficulty in enforcing Kazakh court decisions and governmental discretion in enforcing claims;

•	unpredictable federal and local tax systems; and

•	laws restricting foreign investment in the telecommunications industry.

Although our company has experience operating in emerging markets, such as Russia, we have no prior experience operating in Kazakhstan, and the economic, political, legal and regulatory risks present in this market may not be similar to those we face in Russia and may increase our vulnerability to such risks. If any of these risks materialize, our business could be materially adversely affected.

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

On March 9, 2004, President Putin issued a presidential decree to substantially reorganize the cabinet, federal ministries and other parts of the executive branch of government. As part of the reorganization, the Ministry of Communications, Gossvyaznadzor, and other related regulatory bodies were replaced by the Ministry of Transport and Communications, the Service and the Federal Communications Agency. As required by the presidential decree, on April 6, 2004 the Russian Government adopted regulations to divide certain authorities and responsibilities among the reorganized entities. On May 20, 2004, the Ministry of Transport and Communications was redivided into two ministries, the Ministry of Transport and the Ministry of Information Technologies and Communications. According to the Regulation adopted by the Russian Government on June 30, 2004, the Ministry of Information Technologies and Communications will be responsible for the Service, the Federal Agency for Information Technologies and the Federal Communications Agency and the issuance of decrees that regulate the Russian telecommunications industry. According to the Regulations adopted by the Russian Government on June 30, 2004, the Service will be responsible for maintaining control in the communications area which includes, among other things, control over radiation of radio electronic devices and high frequency devices, and for the issuance of communications licenses while the Federal Communications Agency will be responsible, among other things, for the issuance of radio frequency allocations, allocation of numbering resources and conducting tests relating to electromagnetic compatibility of radio electronic devices.

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

Russia’s banking and other financial systems are not well developed or regulated and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent applications. There are currently a limited number of creditworthy Russian banks with which our company can conduct banking transactions. Most creditworthy Russian banks are located in Moscow and there are fewer creditworthy Russian banks in the regions outside of Moscow. We have received credit lines from Sberbank, which require us to maintain certain turnovers through accounts at Sberbank. We have tried to reduce our risk by receiving and holding funds in a number of Russian banks, including Sberbank, subsidiaries of foreign banks and Alfa Bank, an affiliate of one of our strategic shareholders, and a selected group of other Russian banks. We regularly review the allocation of our cash reserves among these different banks in light of their credit rating and other information that is available to us. However, our ability to reduce bank risk in this manner is limited due to the relatively small number of creditworthy banks operating in Russia. In addition, in early summer 2004, there were several reported Russian bank failures and press reports that several additional banks were facing liquidity crises. Rumors of bank failures, additional bank failures and any downgrade of Russian banks by credit rating agencies may result in a crisis throughout the Russian banking sector. A prolonged or serious banking crisis or the bankruptcy of a number of banks, including banks in which we receive or hold our funds could adversely affect our business and our ability to complete banking transactions in Russia.

Fluctuations in the value of the Russian ruble against the U.S. dollar or the Euro could materially and adversely affect our financial condition and results of operations.

Most of our costs, expenditures and liabilities, are either denominated in, or are closely linked to, foreign currencies, primarily the U.S. dollar and the Euro, including capital expenditures, borrowings, interconnection fees and salaries. As a result, devaluation of the Russian ruble against such foreign currencies, in particular the U.S. dollar, can adversely affect us by increasing our costs in ruble terms. Although we link our tariffs, which are payable in Russian rubles, to the U.S. dollar, the effectiveness of this hedge is limited because we cannot always increase our tariffs in line with ruble devaluation due to competitive pressures, leading to a loss of revenues in U.S. dollar terms. Furthermore, we are required to collect revenues from our subscribers and from other Russian telecommunications operators for interconnect charges in Russian rubles, and there may be limits on our ability to convert these Russian rubles into foreign currency. We have had difficulty buying U.S. dollars in Russia in the past, and we cannot be certain that a market for converting Russian rubles into foreign currency will continue to exist in the future. To the extent permitted by Russian law, we hold our readily available cash in U.S. dollars and Euros in order to manage against the risk of ruble devaluation. If the U.S. dollar value of the Russian ruble declines, we could have difficulty repaying or refinancing our foreign currency denominated indebtedness. The devaluation of the Russian ruble could also result in losses in the value of Russian ruble-denominated assets, such as Russian rubles held in local bank accounts. An increase in the U.S. dollar value of the Russian ruble could, unless effectively hedged, result in a net foreign exchange loss due to an increase in the U.S. dollar value of our Russian ruble-denominated liabilities, such as our Russian ruble bonds. In turn, our net income could decrease. Accordingly, fluctuations in the value of the Russian ruble against the U.S. dollar or the Euro could materially and adversely affect our financial condition and results of operations.

Sustained periods of high inflation may adversely affect our business.

Russia has experienced periods of high levels of inflation since the early 1990s. Inflation increased dramatically following the August 1998 financial crisis, reaching a rate of 84.4% in 1998. Notwithstanding recent reductions in the ruble inflation rate, which in the first nine months of 2004 was as low as 8.0% and in 2003 was as low as 12.0%, inflationary pressure on the Russian ruble remains significant. Although our tariffs are linked to the U.S. dollar, our operating results could suffer if we are unable to sufficiently increase our prices to offset increased inflation, which may become more difficult as we attract more mass market subscribers and our subscriber base becomes more price sensitive.

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

Social instability in Russia, coupled with difficult economic conditions, could lead to increased support for centralized authority and a rise in nationalism. These sentiments could lead to restrictions on foreign ownership of companies in the telecommunications industry or large-scale nationalization or expropriation of foreign-owned assets or businesses. We do not anticipate the nationalization or expropriation of our assets because neither we nor any of our subsidiaries were created as a result of privatization of any state enterprise. However, there is not a great deal of experience in enforcing legislation enacted to protect private property against nationalization and expropriation. As a result, we may not be able to obtain proper redress in the courts, and we may not receive adequate compensation if in the future the Russian Government decides to nationalize or expropriate some or all of our assets. If this occurs, our business could be harmed.

In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict. Russian military and paramilitary forces have been engaged in Chechnya in the recent past and continue to maintain a presence there. In addition, groups allegedly associated with the Chechen opposition and international terrorist organizations have committed various acts of terrorism in population centers in Russia, including Moscow, resulting in significant loss of life, injury and damage to property. The spread of violence, or its intensification, could have significant political consequences, including the imposition of a state of emergency in some parts or throughout the Russian Federation. These events could materially and adversely affect the investment environment in Russia.

Risks Related to the Legal and Regulatory Environment in Russia

We operate in an uncertain regulatory environment, which could cause our operations to become more complicated, burdensome and expensive and at times results in our operating without all of the required permissions.

There is currently no comprehensive legal framework with respect to the provision of telecommunications services in Russia. On January 1, 2004, the New Law came into effect. Some of the implementing regulations required in connection with the New Law have not yet been adopted. In addition, the

Ministry of Communications was reorganized into the Ministry of Transport and Communications and later the Ministry of Information Technologies and Communications was separated from the Ministry of Transport and Communications. The other bodies responsible for regulating the telecommunications sector were also reorganized. For instance, the licensing procedures (including the re-issuance of licenses, frequencies and other permissions in connection with mergers) under the New Law appear to differ from the procedures under prior law and do not clearly state the procedures to be followed to obtain new licenses, frequencies, numbering capacity or other permissions needed to operate our business, and do not clearly specify the consequences for violations of the foregoing.

As a result of the uncertainty in the regulatory environment we could experience:

•	difficulties having our licenses, frequencies and permissions re-issued or new licenses, frequencies and permissions issued in connection with our mergers with VimpelCom-Region and KB Impuls and our other licensed subsidiaries (if such mergers are approved at our annual general meeting of shareholders to be held on June 22, 2005);

•	restrictions or delays in obtaining additional numbering capacity, receiving new licenses and frequencies, receiving regulatory approvals for rolling out our networks in the regions for which we have licenses, receiving regulatory approvals for changing our frequency plans and importing and certifying our equipment;

•	difficulty in complying with applicable legislation and the terms of any notices or warnings received from the regulatory authorities in a timely manner;

•	significant additional costs;

•	delays in implementing our operating or business plans; and

•	increased competition.

The New Law imposes new levies and fees on telecommunications operators, in addition to fees previously imposed by the former Ministry of Communications, that may have a material adverse effect on our financial condition.

The New Law adversely affects the activities of our company and all other telecommunications operators in Russia by imposing additional financial burdens on them. Charges for interconnection with Svyazinvest’s network are likely to increase in order to provide additional funds for the development and modernization of the Svyazinvest network. Since the tariffs for interconnection and transfer of traffic have not yet been adopted, at present it is difficult to assess the actual volume of this additional financial burden. Effective on or around July 1, 2005, all telecommunications operators are also required to make compulsory payments to a “universal services fund” in the amount of 1.2% of each operator’s revenues (excluding revenues from traffic transmissions). Amounts paid as value added tax are also excluded from the calculation of revenues. The fees are payable quarterly and may not be passed on to subscribers in the form of a new “tax.” The fund was formed in order to compensate operators for losses from offering universal services in distant regions of Russia. Additionally, the New Law provides for payments for numbering capacity allocation, including through auctions in instances where numbering capacity is scarce. Because telecommunications operators apply for numbering allocation on a regular basis, the new payment requirement may have a materially adverse affect on the financial condition of operators. In addition to these new levies, the Russian telecommunications regulators may impose additional levies on cellular operators from time to time.

Unlawful or arbitrary action by the regulatory authorities may have an adverse affect on our business.

Governmental, regulatory and tax authorities have a high degree of discretion and at times exercise their discretion arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law. Governmental actions have included unscheduled inspections by regulators, suspension or withdrawal of licenses and permissions, unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in matters surrounding share-issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations and/or to void transactions. Authorities also have the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or possibly terminate contracts.

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

In 2004, we received over 50 notices from Gossvyaznadzor in connection with our operations under our super-regional GSM licenses. We have received notices with respect to violations of each of our seven super-regional GSM licenses, including our GSM license in the Moscow license area and in the other regions where we hold GSM licenses. We have taken measures that we believe evidence compliance with the requirements of a majority of these notices and are in the process of complying with the remaining notices. We have not complied within the cure periods specified in a number of these notices, primarily due to delays in the issuances of frequency permits, permissions for the installation of base stations and permissions for the operation of our equipment and communication facilities in connection with the rollout of our networks (including our transportation network). These delays are largely due to the fact that the regulatory bodies were delayed in adopting regulations setting forth the procedure for the issuance of such permits and permissions under the New Law as a result of a reorganization of the Ministry of Telecommunications in 2004. Accordingly, the issuance of permits and permissions to our company has been delayed and at any given time, a significant percentage of our base stations and equipment may not have all permissions required. With respect to a portion of the cure periods which we have not met, Gossvyaznadzor orally extended the time period for compliance recognizing the cause of the delay, but we have not obtained confirmations of such extensions in writing. Failure to comply with the provisions of a notice due to a delay in the issuance of such permits or permissions by the regulatory bodies at times has not been, and in the future may not be, an acceptable explanation to the authorities issuing the notices. We cannot assure you that we will be able to cure such violations within the grace periods permitted by such notices or that the Service will be satisfied by the remedial actions we have taken or will take. In addition, we cannot assure you that our requests for extensions of time periods in order to enable us to comply with the terms of the notices will be granted. Accordingly, we cannot assure you that such findings by Gossvyaznadzor, its successor entity or any other authority will not result in the imposition of fines or penalties or more severe sanctions, including the suspension or termination of our licenses, frequency allocations, authorizations, registrations or other permissions, any of which could increase our estimated costs and adversely affect our business.

It may be difficult and expensive for us to comply with applicable requirements of local authorities.

Local authorities may impose additional requirements to service public safety announcements in the event of an emergency by posting SMS messages to all subscribers. The Moscow city authorities reportedly are currently reviewing whether to implement such requirements, which would require us to invest in additional equipment to meet capacity demands in order to satisfy such requirements. It may be difficult and expensive for us to comply with any such new requirements.

Russia’s developing legal system create a number of uncertainties for our business.

Many aspects of Russia’s legal system create uncertainties with respect to many of the legal and business decisions that we make, many of which do not exist in countries with more developed legal systems. The uncertainties we face include, among others:

•	changes in laws that make it more difficult for us to conduct our business or prevent us from completing certain transactions;

•	substantial gaps in the regulatory structure created by the delay or absence of implementing regulations for certain legislation;

•	inconsistencies among laws, presidential decrees and ministerial orders and among local, regional and federal legislation and regulations;

•	the lack of judicial and administrative guidance on interpreting applicable rules and the limited precedential value of judicial decisions;

•	an understaffed, underfunded judiciary with limited experience in interpreting and applying market oriented legislation whose independence may be subject to economic, political and nationalistic influences;

•	decrees, resolutions, regulations and decisions adopted without clear constitutional or legislative basis by governmental authorities and agencies with a high degree of discretion;

•	whether it is possible to “cure” technical breaches of law or regulation or whether there is always a risk that a regulator or a third party may continue to have a cause of action notwithstanding any attempt to “cure” breaches;

•	federal or regional legislation and regulations may be applied retroactively; and

•	weak enforcement procedures for court judgments.

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

If we are required to switch to Russian ruble denominated tariffs, our business and results of operations may be adversely affected.

Although currently our tariffs are linked to the US dollar, legislation has recently been amended that may require us to switch to Russian ruble denominated tariffs at some point in the future. If this change were to occur, we may be required to expend substantial amounts in updating our billing system. In addition, migrating our subscribers to Russian ruble denominated tariffs could lead to decreased quality of services and a loss of revenue during the migration period. Such a change may also require us to change the functional currency of our accounting systems from the US dollar to the Russian ruble, which could expose us to higher foreign exchange loss risks related to a devaluation of the Russian ruble against the US dollar. Unless properly hedged, these risks could have an adverse effect on our business and results of operations.

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

In addition, the Russian Federation is not party to any multilateral or bilateral treaties with most Western jurisdictions, including the United Kingdom, for the mutual enforcement of court judgments. Consequently, should a judgment be obtained from a court in any of such jurisdictions, it is highly unlikely to be given direct effect in Russian courts. However, the Russian Federation (as successor to the Soviet Union) is a party to the 1958 New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, which we refer to as the New York Convention. A foreign arbitral award obtained in a state that is party to the

New York Convention should be recognized and enforced by a Russian court (subject to the qualifications provided for in the New York Convention and compliance with Russian civil procedure regulations and other procedures and requirements established by Russian legislation and non-violation of Russian public policy). There is also a risk that Russian procedural legislation will be changed by way of introducing further grounds preventing foreign court judgments and arbitral awards from being recognized and enforced in Russia. In practice, reliance upon international treaties may meet with resistance or a lack of understanding on the part of Russian courts or other officials, thereby introducing delays and unpredictability into the process of enforcing any foreign judgment or any foreign arbitral award in the Russian Federation.

Russia’s unpredictable federal and local tax systems give rise to significant uncertainties and risks that complicate our tax planning and business decisions.

Taxes payable by Russian companies are substantial and include value added tax, excise duties, profit tax, payroll-related taxes, property taxes and other taxes. Russia’s federal and local tax laws and regulations are subject to frequent change, varying interpretations and inconsistent enforcement. In addition, Russia’s federal and local tax collection system increases the likelihood that Russia will impose arbitrary or onerous taxes and penalties in the future, which could adversely affect our business. In some instances, even though unconstitutional, Russian tax authorities have applied certain taxes retroactively, issued tax claims for periods for which the statute of limitations had expired and reviewed the same tax period multiple times. In addition to our substantial tax burden, these conditions complicate our tax planning and related business decisions. For example, some tax laws are unclear with respect to the deductibility of certain expenses and recoverability of VAT and, at times, we have taken positions that we consider to be in compliance with current law, but have been challenged by the Russian tax authorities. Uncertainty related to Russian tax laws exposes us to significant fines and penalties and to enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden. Moreover, court decisions in one jurisdiction of Russia may have little, if any, precedential effect in other jurisdictions, which could lead to multiple judgments against a company.

In addition, transfer pricing legislation became effective in Russia on January 1, 1999. Despite the fact that Russian transfer pricing rules are not yet aggressively applied on a consistent basis by the Russian tax authorities, the scope of these rules is very broad. To date, there has been no formal guidance (although some court practice is already available) as to how these rules will be applied. Nonetheless, Russian tax authorities have paid particular attention to transfer pricing rules in their recent audits of Russian companies. If the tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments or other similar claims, it could have a material adverse effect on our company.

It is likely that Russian tax legislation will become more sophisticated in the future. The introduction of new tax provisions may affect the overall tax efficiency of our group and may result in significant additional taxes becoming payable. Although we will undertake to minimize such exposures with effective tax planning, we cannot assure you that additional tax exposure will not arise in the future. Additional tax exposure could cause our financial results to suffer. In addition, financial statements of Russian companies are not consolidated for tax purposes under Russian law. As a result, each entity in our group pays its own Russian taxes and may not offset its profit or loss against the loss or profit of another entity in our group, which may result in higher taxes for the group than if taxes were assessed on a consolidated basis. In addition, recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments, and it is possible that transactions and activities that have not been challenged in the past may be challenged. As a result, significant additional taxes, penalties and interest may be assessed.

Laws restricting foreign investment in the telecommunications industry could adversely affect our business.

We could be adversely affected by the passage of new laws or regulations restricting foreign participation in, or increasing state control of, the Russian or Kazakh telecommunications industry. Since 1996, Russia’s parliament has considered legislation that would restrict foreign ownership of telecommunications providers, such as our company, if necessary to protect the public order and national security. We cannot confidently predict whether legislation limiting foreign ownership will be implemented and if so, whether we would have to restructure or reduce our foreign investors’ ownership interests, as foreign investors currently own a majority of our outstanding shares of common stock (including shares of common stock evidenced by ADSs). We are uncertain how any required reduction or restructuring could or would be implemented and what effect it would have on our business. A restructuring or reduction of this nature could cause our business to suffer.

The Russian currency control system could adversely affect our ability to make payments under our financial obligations.

Federal Law No. 173-FZ “On Currency Control and Regulation” dated December 10, 2003, which we refer to in this Annual Report on Form 20-F as the New Currency Law, introduced a new currency control regime that for the most part became effective June 18, 2004. According to this new regime, which appears to be more liberal than the previous one, only a limited number of requirements and restrictions can be imposed in respect of currency operations (such as, for instance, requirements relating to reserves and/or to effect certain operations through special accounts). The Central Bank has adopted certain regulations containing general provisions with regard to special accounts and reserve requirements and has also adopted one implementing regulation establishing concrete reserve parameters for certain types of transactions falling within the competence of the Central Bank. However, the Russian Government has not yet adopted any implementing regulations under the New Currency Law. Further, the Central Bank may either broaden the scope of its existing implementing regulation or adopt additional regulations. For these reasons, it is not possible to predict the full effect that those regulations will have on our business or on the payments that we are required to make under our financial obligations. The New Currency Law and related regulations may result in uncertainties or disputes in interpretation and may be ultimately more restrictive than the previous currency law and regulations. As a result, there may be negative effects on our company’s business and our ability to make payments under our financial obligations.

Russia’s developing securities laws and regulations may limit our ability to attract future investment and could subject us to fines or other enforcement measures despite our best efforts at compliance, which could cause our financial results to suffer and harm our business.

The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than in the United States and Western Europe. Disclosure and reporting requirements, anti-fraud safeguards, insider trading restrictions and fiduciary duties are relatively new to Russia and are unfamiliar to most Russian companies and managers. In addition, Russian securities rules and regulations can change rapidly, which may adversely affect our ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas impose requirements on Russian issuers not found in other markets and result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether certain regulations, decisions and letters issued by the various regulatory authorities apply to our company. Moreover, some of our subsidiaries have from time to time not been in full compliance with Russian securities law reporting requirements, violations of which can result in the imposition of fines or difficulties in registering subsequent share-issuances. We may be subject to fines or other enforcement measures despite our best efforts at compliance, which could cause our financial results to suffer and harm our business.

Some transactions between us and interested parties or affiliated companies require the approval of disinterested directors or shareholders and our failure to obtain these approvals could adversely affect our ability to expand our networks and could have a material adverse effect on our business.

We are required by Russian law and our charter to obtain the approval of disinterested directors or shareholders for transactions with “interested parties.” In general terms, interested parties include any of our shareholders, together with their affiliates, that own at least 20.0% of our voting shares, our directors, our Chief Executive Officer or any entities in which these entities or individuals own a specified interest or occupy specified positions. Due to the technical requirements of Russian law, these same parties may be deemed to be “interested parties” also with respect to certain transactions between entities within our group. From time to time, we and our subsidiaries engage in various transactions, including reorganizations, that may require special approvals under Russian law, and our subsidiaries engage in numerous transactions which may require “interested party” transaction approvals in accordance with Russian law. For instance, at our annual general shareholders meeting on May 26, 2004, the merger of our wholly-owned subsidiary KB Impuls into VimpelCom was approved by a majority of the votes of our disinterested shareholders. At our annual general shareholders meeting to be held in June 2005, we will seek the approval of the mergers of seven of our licensed subsidiaries into VimpelCom (which mergers are subject to a number of conditions precedent), but we will not seek approval of these mergers as interested party transactions due to a change in practice with respect to the interpretation of the interested party transaction rules. The failure to obtain the necessary approvals could have a material adverse effect on our business.

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

Russian law may expose us to liability for actions taken by our subsidiaries or joint venture entities.

Under Russian law, we may be jointly and severally liable for any obligations of a subsidiary or joint venture entity under a transaction if:

•	we have the ability to issue mandatory instructions to the subsidiary or joint venture entity and that ability is provided for by the charter of the subsidiary or joint venture entity or in a contract between us and them; and

•	the subsidiary or joint venture entity concluded the transaction pursuant to our mandatory instructions.

In addition, we may have secondary liability for any obligations of a subsidiary or joint venture entity if:

•	subsidiary or joint venture entity becomes insolvent or bankrupt due to our actions or our failure to act; and

•	we have the ability to make decisions for the subsidiary or joint venture entity as a result of our ownership interest, the terms of a contract between us and them, or in any other way, and we knew that the action taken pursuant to our instructions or the failure to act would result in such insolvency.

In either of these circumstances, the shareholders of the subsidiary or joint venture entity may seek compensation from us for the losses sustained by the subsidiary or a joint venture entity. This type of liability could result in significant obligations and adversely affect our business.

Shareholder rights provisions under Russian law may impose additional costs on us, which could cause our financial results to suffer.

Under Russian law, our shareholders, including holders of our ADSs, who vote against or do not participate in the voting on some decisions have the right to sell their shares to us at market value. Our obligation to purchase shares in these circumstances, which is limited to 10.0% of our net assets calculated at the time the decision is taken according to Russian accounting standards, could have an adverse effect on our cash flow and our ability to service our indebtedness. The decisions that trigger this right to sell shares include:

•	a reorganization;

•	the approval by shareholders of a “major transaction,” the value of which comprises a certain percentage of our assets, calculated in accordance with Russian accounting standards, in the event that our board of directors was unable to reach a unanimous decision to approve the transaction and regardless of whether the transaction is actually consummated; and

•	the amendment of our charter in a manner that limits shareholder rights.

The previous two times such redemption rights were triggered, no shares were submitted for redemption. If the mergers of our licensed subsidiaries (Closed Joint Stock Company “Extel,” or Extel, Closed Joint Stock Company “StavTeleSot,” or StavTelesot, Limited Liability Company “Vostok-Zapad Telecom,” or Vostok-Zapad Telecom, Closed Joint Stock Company “Cellular Company,” or Cellular Company, Open Joint Stock Company “Orensot,” or Orensot, Open Joint Stock Company “Bee Line Samara,” or Bee Line Samara, and Open Joint Stock Company “Dal Telecom International,” or DalTelecom) are approved at our annual general meeting of shareholders to be held on June 22, 2005, shareholders who do not participate in voting on the mergers or vote against the mergers will have the right to demand the redemption of their shares. In such case, we will have to purchase the shares submitted for redemption in an amount not to exceed 10.0% of our net assets calculated on June 22, 2005 according to Russian accounting standards.

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

The price of our ADSs may be volatile.

The price of our ADSs has been extremely volatile and may continue to be volatile. Although our ADSs are currently listed on The New York Stock Exchange, or NYSE, it is possible that an active public market for the ADSs will not be sustained. Furthermore, the price at which the ADSs trade could be subject to significant fluctuations caused by a wide variety of factors. In addition, the public markets for stock of companies providing wireless telecommunications, technology and Internet services and products have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of such companies. These market and industry factors may materially and adversely affect the price of the ADSs, regardless of our operating performance. In the past, securities class action litigation has been instituted against companies following periods of volatility in the market price of their securities. This type of litigation initiated against us could result in substantial costs and a diversion of management’s attention and resources.

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

ITEM 4. Information on the Company

Overview

The following chart sets forth our company and some of our subsidiaries, including our subsidiaries that hold our principal GSM licenses.

(1)	Holds AMPS/D-AMPS licenses for the Moscow, Tver, Ryazan, Vladimir, Kaluga and Vologda license areas. On April 4, 2005, VimpelCom received letters from the Service stating that in accordance with Russian law, the Service decided to re-issue to VimpelCom a telecommunications license, referring specifically to each of the licenses previously held by VimpelCom-Region, including telecommunications licenses for the Central, Siberian, Volga, North Caucasus and Northwest super-regions. The letters did not refer to the frequencies and permissions required for VimpelCom to continue to provide service under the licenses. According to the letters, the new telecommunications licenses are being prepared by the Service. For a description of some of the risks associated with the re-issuance of VimpelCom-Region’s licenses to VimpelCom, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If the telecommunications licenses, frequencies and other permissions previously held by VimpelCom-Region are not re-issued to us, or are not re-issued to us in a timely and complete manner, our business may be materially adversely affected.”
(2)	Holds a GSM license for the Ural super-region. On April 22, 2005, our board of directors approved a proposal to simplify our corporate structure by merging our wholly owned subsidiaries Extel, StavTeleSot, Vostok-Zapad Telecom, Cellular Company, Orensot, Bee Line Samara and DalTelecom into VimpelCom. Our shareholders will vote on each merger at our next annual general meeting of shareholders on June 22, 2005. There are a number of conditions precedent to the mergers of our subsidiaries, including the acquisition of the minority stakes of Orensot and Cellular Company prior to their mergers into VimpelCom.
(3)	Holds a GSM license and an AMPS/D-AMPS license for the Orenburg region, which is part of the Ural super-region. See also footnote 2.
(4)	Holds a GSM license for the Kaliningrad region, which is part of the Northwest super-region. See also footnote 2.
(5)	Holds a GSM license for the Stavropol region, which is part of the North Caucasus super-region. See also footnote 2.
(6)	Holds GSM-1800 licenses and AMPS/D-AMPS licenses for the Khabarovsk Krai, Amur Region and Kamchatka Region license areas, which are part of the Far-East super-region. See also footnote 2.
(7)	Holds a GSM license for the Moscow license area. On May 26, 2004, our shareholders approved the merger of KB Impuls into VimpelCom. For a description of some of the risks associated with the merger of KB Impuls into VimpelCom, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to complete our merger with KB Impuls or some or all of KB Impuls’s licenses, frequencies and other permissions are not re-issued to us, our business may be materially adversely affected.
(8)	Holds a GSM-1800 license and an AMPS/D-AMPS license for the Samara license area, which is located in the Volga super-region. See also footnote 2.

(9)	Holds a national GSM-900 license for the country of Kazakhstan. We have entered into a share purchase agreement to sell a minority interest of 50.0% minus one share in Limnotex to a partner with local knowledge. For more details on the sale of this interest, please refer to the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may not realize the anticipated benefits from our acquisition of KaR-Tel, and we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with this acquisition.”
(10)	Holds a GSM license for the Kabardino Balkarskaya Republic, which is located in the North Caucasus super-region.
(11)	Holds a GSM license for the Karachaevo Cherkesskaya Republic, which is located in the North Caucasus super-region.

We are a leading provider of wireless telecommunications services in Russia, operating under the “Beeline” brand name. “Beeline” is one of the most recognized brand names in Russia. We also provide wireless telecommunications services in Kazakhstan, operating under the “K-mobile and “EXCESS” brand names. We began rolling out the “Beeline” brand name in Kazakhstan in April 2005. Based on independent estimates of the number of subscribers of our competitors, we estimate that our market share of subscribers in Russia was 34.6% as of December 31, 2004, compared to 31.6% as of December 31, 2003. Using the same sources, we estimate that our market share in the Moscow license area was 44.2% as of December 31, 2004, compared to 49.3% as of December 31, 2003, and that our market share in the regions of Russia outside of the Moscow license area was 31.8% as of December 31, 2004, compared to 23.3% as of December 31, 2003. According to our estimates, as of December 31, 2004, our market share of subscribers in Kazakhstan was approximately 31.8%.

As of December 31, 2004, our GSM licenses permitted us to operate wireless networks in areas in Russia populated by approximately 136.0 million people, or approximately 94.0% of the Russian population. We held GSM licenses for seven out of Russia’s eight super-regions, including the Moscow license area, as of December 31, 2004. Additionally, as of December 31, 2004, we held GSM licenses for six smaller regions located within the seven super-regions, including the Moscow license area, and we held GSM licenses for three of the 15 regions within the Far East super-region. On September 3, 2004, we acquired 100.0% of KaR-Tel, the second largest cellular operator in Kazakhstan. KaR-Tel holds a national GSM-900 license for the entire territory of Kazakhstan, which has a population of approximately 14.9 million people. For a description of some of the risks associated with our acquisition of KaR-Tel, please refer to the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may not realize the anticipated benefits from our acquisition of KaR-Tel, and we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with this acquisition” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Claims by the Former Shareholders and/or the Fund or others may prevent us from realizing the expected benefits of our acquisition of KaR-Tel, result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness, and deprive us of the value of our ownership interest.”

As of December 31, 2004, the total number of subscribers on our wireless networks reached approximately 26.6 million compared to approximately 11.4 million as of December 31, 2003. Of the total number of our subscribers as of December 31, 2004, approximately 7.5 million, or 28.2%, were in the Moscow license area, approximately 18.2 million, or 68.4%, were in the regions of Russia outside of the Moscow license area and approximately 859,000 subscribers, or 3.4%, were in Kazakhstan. We increased our subscriber base in the Moscow license area by 32.1% in 2004 and 52.4% in 2003. During the same periods, our subscriber base in the regions of Russia outside of the Moscow license area increased by 215.9% and 301.1%, respectively. Overall, our subscriber base in Russia increased by 124.9% and 121.9%, respectively, as of December 31, 2004 and 2003.

History and Development

VimpelCom was formed in 1992 and, in 1996, we became the first Russian company since 1903 to list on the New York Stock Exchange. In 1998, we became the first major wireless services provider in Russia to offer prepaid wireless plans to our subscribers. We were the first wireless services provider in the Moscow license area to actively market our services to the mass market and we have since invested heavily in the acquisition of these subscribers. Following the success of our mass market growth strategy, we commenced marketing our improved GSM products and services to large corporations, small and medium sized businesses and high income individuals, and our market share has grown in these segments. In addition, since 1998, we have benefited significantly from the strengths and expertise of our two strategic partners, Telenor and Alfa Group.

Strategic Relationships

Telenor

Telenor, Norway’s leading telecommunications company, became our strategic partner in December 1998. Telenor recently reported that it owns approximately 26.6% and 29.9% of our company’s total voting capital stock and total common stock, respectively. Telenor brings to our alliance valuable experience in developing and implementing wireless voice and data services and sophisticated marketing techniques. In addition, our strategic relationship with Telenor has provided our company with expertise in a number of areas, including:

•	Product and technology development. As we implement our wireless data and Internet strategy, we have and will continue to draw on Telenor’s expertise in product development and implementation, including wireless application protocol, or WAP, general packet radio services, or GPRS, multimedia messaging service, or MMS, and other new products and technologies.

•	Development of the mass market. Telenor helped to develop Norway into one of the world’s most highly penetrated wireless telecommunications markets and provides valuable expertise to us as we continue to develop the mass market subscriber segment in Russia.

Telenor is one of the leading foreign investors in the telecommunications industry in the CIS. In addition to its interest in our company, it was recently reported that Telenor owns approximately 56.5% of Kyivstar GSM, one of Ukraine’s leading wireless telecommunications service providers, and approximately 20.5% of the common stock of Golden Telecom, Inc., a Russian fixed line telecommunications and Internet service provider. As of December 31, 2004, Kyivstar GSM was reported to have approximately 6.3 million subscribers, or a 45.0% share of the Ukrainian wireless market. Golden Telecom LLC, a small Ukrainian mobile telecommunications service provider, is a subsidiary of Golden Telecom, Inc. Please see the section of this Annual Report on Form 20-F entitled, Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We have a limited non-compete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions.”

Alfa Group

Alfa Group became a strategic partner of our company in November 2001, when Eco Telecom Limited, part of the Alfa Group, completed the purchase of 5,150,000 newly issued common shares of VimpelCom for US$103.0 million. Pursuant to the terms of the transaction agreements, we contributed this US$103.0 million (together with an additional US$15.6 million of our own funds) as equity to VimpelCom-Region, representing the first of three tranches of equity investments. On November 12, 2002, the second tranche of equity investments in VimpelCom-Region was completed when each of Alfa Group, Telenor and VimpelCom purchased 1,462 newly issued common shares for US$58.5 million. On August 27, 2003, Alfa Group completed the third and final tranche of equity investments in VimpelCom-Region by purchasing 1,463 newly issued common shares for US$58.5 million. Alfa Group recently reported that it owns approximately 32.9% and 24.5% of our total voting stock and total common stock, respectively.

Alfa Group’s extensive operations throughout the regions of Russia, combined with its position as one of Russia’s largest financial industrial groups, has made it a key partner for us in our transformation into a leading nationwide wireless operator. Alfa Group was formed in Russia in 1989 and is involved in the Russian banking, insurance, retail, asset management, oil and gas and telecommunications sectors. In particular, through Alfa Bank, one of the largest banks in Russia, Alfa Group is active in the regions of Russia outside of Moscow. We believe that the combination of Telenor’s expertise in wireless telecommunications and Alfa Group’s extensive knowledge of the regions of Russia and the other countries of the CIS has created a complementary strategic partnership and a strong platform from which we can continue to build one of Russia’s leading nationwide wireless operators.

In addition to its interest in our company, Alfa acquired an indirect 25.1% equity stake in the Russian cellular operator, MegaFon, following the approval of our board of directors to the granting of consent by our company to such acquisition by the Alfa Group. The consent contemplates that the parties will explore the possibility of a business combination between MegaFon and our company. In addition, it was recently reported that the Alfa Group owns approximately 43.4% of Kyivstar GSM, one of Ukraine’s leading wireless telecommunications service providers, and approximately 29.6% of the common stock of Golden Telecom, Inc., a Russian fixed line telecommunications and Internet service provider. As of December 31, 2004, Kyivstar GSM was reported to have approximately 6.3 million subscribers, or a 45.0% share of the Ukrainian wireless market. Golden Telecom LLC, a small Ukrainian mobile telecommunications service provider, is a subsidiary of Golden Telecom, Inc. Please see the section of this Annual Report on Form 20-F entitled, “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We have a limited non-compete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions.”

In August 2004, Alfa Group restructured its telecommunications holdings. As a result, Alfa Telecom Limited (an affiliate of Alfa Group) now owns, directly or indirectly, all telecommunications assets of Alfa Group, including Alfa Group’s investments in our company, Golden Telecom, Inc., MegaFon and Kyivstar GSM, and is responsible for investments in companies in the telecommunications sector.

Competitive Strengths

We believe that we are well positioned to capitalize on opportunities in the Russian and Kazakh wireless telecommunications market. We seek to differentiate ourselves from our competitors by providing innovative and high-quality wireless service packages, specialized customer care and a recognized brand name:

•	Recognized brand name. We market our services under our “Beeline” brand name in Russia and “K-mobile” and “EXCESS” brand names in Kazakhstan. We began rolling out the “Beeline” brand name in Kazakhstan in April 2005. In April 2005, we launched a marketing campaign to re-style our major brand name, changing it from “Bee Line GSM” to “Beeline.” As part of the campaign, we introduced a new logo and unveiled a new corporate strategy, which focuses on customer service and building longer-term relationships with our subscribers. Primarily as a result of our innovative marketing and licensing efforts, our “Beeline” brand name is among the most recognized brand names in Russia. We strongly believe that the “Beeline” brand provides us with an excellent platform from which we can launch new wireless telecommunications services and ventures in Russia.

•	Product and service innovation. We offer wireless service packages in Russia designed to address the specific needs of major target market segments. For instance, our contract service packages offer features targeted at large corporate and high usage subscribers, including small and medium-size business subscribers, while our prepaid service packages offer features targeted at the mass market subscriber segment. We intend to introduce similar innovative products and services in the Kazakh wireless telecommunications market through KaR-Tel.

•	Specialized customer care. We differentiate our customer service in the Russian market based on our primary subscriber segments. We believe that our ability to provide specialized customer service has helped us maintain a high level of subscriber satisfaction with our products and services and control churn. We intend to introduce our unified approach to specialized customer care in the Kazakh wireless telecommunications market through KaR-Tel.

•	Broad distribution network. As of December 31, 2004, we had one of the largest distribution networks for wireless services in the Moscow license area with 71 independent dealers and more than 3,430 points of sale. As of December 31, 2004, we had over 2,260 independent dealers and approximately 18,800 points of sale in the regions outside of the Moscow license area. As of December 31, 2004, our prepaid scratch cards could be purchased at over 23,400 locations in the Moscow license area and approximately 51,500 locations in the regions outside of the Moscow license area. As of December 31, 2004, we had 13 independent dealers and approximately 615 points of sale in Kazakhstan. Our retail distribution channel for prepaid scratch cards includes large chains of electronic stores and other consumer retail stores and selected branch offices of banks, including Sberbank. In addition, as of December 31, 2004, we had four sales offices in the Moscow license area, 105 sales offices in the regions outside of the Moscow license area and four sales offices in Kazakhstan. In addition, as of December 31, 2004, our Mobile Center dealer network consisted of 37 sales offices in the Moscow license area.

•	High-quality wireless network. We build our wireless networks with advanced technology from the world’s leading wireless telecommunications equipment suppliers, such as Alcatel, Ericsson and Nokia, in order to provide our subscribers with high-quality, dependable networks capable of offering enhanced value added services and features. In addition, our GSM network in Russia allows for a variety of value added services, such as greater call privacy, caller-ID, call forwarding, call waiting, SMS and more complex data transmission features, including facsimile, electronic mail, wireless Internet and data network access.

Strategy

We believe that with our experience building high-quality GSM networks and attracting the mass market subscriber segment in the Moscow license area, coupled with the expertise of our strategic partners, Telenor and Alfa Group, we are well prepared to build on our position as a premier national wireless telecommunications services provider in Russia, to continue the successful regional roll-out of our company and to expand our operations in Kazakhstan and other countries in the CIS. Our strategy focuses on:

•	National Expansion in Russia. Since 2001, we have pursued an aggressive national growth strategy by developing our super-regional GSM license areas.

•	Opportunity for growth. Improving economic conditions in Russia combined with relatively low wireless penetration rates in the regions of Russia, compared to the cities of Moscow and St. Petersburg, present us with growth opportunities. In addition, wireless telephony often acts as a substitute for fixed line services in the regions. In 2004, Russia was the second fastest growing wireless service market in the world in terms of the number of subscribers. Russia’s mobile market grew by over 105.0% in 2004 in terms of the number of subscribers. In comparison, India’s subscriber market grew by approximately 66.0%, China’s by 24.0% and Brazil’s by 47.0%. According to AC&M Consulting, the number of cellular telecommunications subscribers in Russia exceeded 74.0 million as of the end of 2004, up from approximately 36.0 million subscribers as of the end of 2003. This growth predominantly comes from the regions as the penetration rate approached 99.4% in the Moscow license area and 89.0% in St. Petersburg, as of December 31, 2004. The regions generally have lower per capita wealth and disposable income than the Moscow license area, but operational expenses in the regions are also lower and capital expenditure per subscriber is lower because of the falling costs of equipment. Consequently, we expect margins in the regions to be similar to those in Moscow as the regional operations become more mature. We intend to focus our regional expansion, marketing and distribution efforts on areas with higher population density, based on factors such as commercial practicability, strategic importance, market potential, regulatory requirements and competition. In 2004, we expanded our operations in Russia to 19 new regions, and, as of December 31, 2004, we operated in 74 of the 89 regions of the Russian Federation. Further expansion of our GSM network into the remaining regions is an essential component of our strategy to build on our position as a premier national wireless telecommunications operator.

•	Continued expansion in the regions. We have expanded in the regions of Russia primarily through organic growth, augmented by a few selective acquisitions of existing operators for the primary purpose of obtaining their subscribers or to gain access to regions for which we do not have licenses. Our growth strategy has served us well and we intend to continue to expand in the regions in this manner. In 2004, we added approximately 12.4 million new subscribers in the regions of Russia outside of the Moscow license area, including approximately 322,000 subscribers that were added in June 2004 as a result of our acquisition of DalTelecom. See the section in this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—It may be more difficult for us to attract new subscribers in the regions outside of Moscow and in the countries of the CIS than it is for our competitors that established a local presence prior to the time that our company did.”

•	Unified national business model. We have designed and implemented a unified national business model that draws on our considerable knowledge, experience and expertise with respect to technology and consumers nationally. Our national business model enables us to develop uniform procedures for rolling out our network in the regions, increase network standardization and achieve greater economies of scale in the areas of sales and marketing, customer service, information technology, billing and human resources. This unified approach facilitates our development of a single, strong, national brand name and allows us to offer our existing and potential subscribers the same tariff structures and product lines in all of the regions where we operate. While implementing this model, we migrated our regional subscribers to a scalable billing system supplied by Amdocs and introduced a modern customer relations management system. We believe that we were the first in Russia, and one of the first in the world, to introduce online national prepaid roaming. We also provide GPRS-based service across the country and have opened super-regional call centers to better serve our millions of subscribers.

•	Maintaining our position as one of the leading providers of GSM wireless telecommunications services in the Moscow license area. As of December 31, 2004, we had approximately 7.5 million subscribers in the Moscow license area. The Moscow wireless market has matured, with penetration rates exceeding 99.4% as of December 31, 2004, and competition is increasing as a consequence. In confronting the increased competition, we are focusing on three primary subscriber market segments:

•	Large corporate users. We will continue our efforts to increase our market share of large corporate users by designing programs to attract these higher revenue generating subscribers. These efforts include establishing specialized corporate plans and roaming arrangements, enhancing our specialized customer service, increasing our direct sales forces, launching new dedicated corporate sales offices and providing subscribers with access to the newest handsets, accessories and value added services. We also intend to develop new programs offering nationwide services that can be tailored to meet specific corporate needs and market them to corporations that operate both in Moscow and in the regions where we operate.

•	Small and medium-size businesses and high-income individuals. We believe that the key to the successful penetration of this segment of the market will be the continuous improvement of service quality and product offerings. We are upgrading our information technology support systems as well as continuously improving our customer service. Further, we intend to continue to employ tailored marketing promotions to attract these high usage subscribers and to continue using targeted subscriber retention programs. To attract individual subscribers, we offer a credit contract system with various contract plans, free incoming calls from mobile phones and dedicated customer service.

•	Mass market. We will continue to penetrate the Moscow mass market subscriber segment through prepaid card services, innovative tariff plans and service features intended to address the specific needs of these subscribers. We believe that we have developed the largest distribution network for wireless services in the Moscow license area. As of December 31, 2004, we had 71 independent dealers and more than 3,430 points of sale and our prepaid scratch cards could be purchased at over 23,400 locations in the Moscow license area.

•	Increasing revenues from non-voice wireless services. We intend to increase usage among our existing subscribers and attract new subscribers by offering value added services and allowing our subscribers to access a wide range of services through our networks. The value added services that we offer are becoming an increasingly important part of our strategy both in the Moscow market, which is approaching saturation, and in the regions, which are rapidly developing. We currently provide traditional value added services such as voice mail, call forwarding, call waiting, conference calling, call barring, caller-ID, automatic dialing and alternative dialing. We also provide and are focusing on a variety of messaging services, such as outgoing SMS and MMS, as well as content delivery, games and other infotainment services. Messaging and infotainment services are currently available on all our networks through our Internet portal, “Beeonline,” and through our “My Beeline” mobile information guide. We have also launched content provider access, or CPA, which will stimulate the growth of content based services. CPA is an infotainment service through which we distribute information and services from third parties to our subscribers. Capitalizing on new technology enabled opportunities, we also provide WAP technology services and GPRS. As of December 31, 2004, we provided GPRS roaming with 106 operators in 57 countries, including all major European countries and the United States. While there is still relatively low usage of non-voice services in the Russian market compared to countries with higher wireless penetration rates, non-voice service usage in Russia is growing. During the year ended December 31, 2004, revenue generated by value added services as a percentage of total services revenue reached 14.4% compared with 11.4% in the year ended December 31, 2003. We are also actively using Internet technology to support business processes and to increase subscriber loyalty and satisfaction.

•	Incorporate new technologies into our operations. As part of our overall business strategy, we intend to evaluate emerging, state-of-the-art technologies that may be used to complement our existing operations. For example, we have constructed and tested a pilot 3G network, and we intend to introduce 3G technology in some of the biggest cities in our network if we are awarded a 3G license. In July 2004, we completed testing EDGE with our major suppliers in several regions, including Moscow and the Northwest, Ural and North Caucasus super-regions. EDGE is an advanced technology that allows subscribers to connect to the Internet and send and receive data, including digital images, web pages and photographs, up to three times faster than an ordinary GSM/GPRS network. For further information about these technologies, please see the sections in this Annual Report on Form 20-F entitled “—Competition—New technology” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, adversely affect our business.” In addition, in cooperation with Cisco Systems, we are exploring the possibility of offering to our subscribers WLANs, which permit individuals to connect wirelessly to the Internet through a local area network. Initially, we intend to explore the possibility of introducing WLANs in airports, hotels and business centers. For a description of some of the risks involved with these new technologies, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We face competition from an increasing number of technologies and may face greater competition as a result of the issuance of new wireless licenses.”

•	Expansion in the Commonwealth of Independent States. Although our primary strategic focus has been, and continues to be, Russia, we are also currently actively pursuing opportunities for expansion in other countries of the CIS. Decisions with respect to each acquisition for this expansion require a supermajority decision of our board of directors. For more information on the risks related to our expansion in the CIS, see the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We have a limited non-compete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Telenor and Alfa Group each own a significant portion of our equity that allows each of them to block shareholder decisions requiring a supermajority vote and their nominees to our board of directors can block board decisions requiring a supermajority vote,” and “—Legal Proceedings.” In considering such expansion, we are taking into account the economic and political environment and size of territory and population as well as the competitive situation. As part of this strategy, we acquired KaR-Tel, the second largest cellular operator in Kazakhstan, on September 3, 2004. With a population of approximately 14.9 million, Kazakhstan has the highest GDP per capita in the CIS after Russia and a cellular penetration rate estimated at approximately 18.1% as of December 31, 2004. We are expanding our acquired operations in Kazakhstan with the introduction of our “Beeline” brand and the implementation of our unified business solutions for information technology, marketing, distribution, customer service, billing and network operations.

Licenses

GSM

We hold GSM licenses for seven out of eight of Russia’s super-regions: the Moscow license area, the Central and Central Black Earth license area, the North Caucasus license area, the Northwest license area (which includes the City of St. Petersburg), the Siberian license area, the Ural license area and the Volga license area. In total, our super-regional GSM licenses cover approximately 92.0% of Russia’s population and permit us to operate a unified dual band GSM-900/1800 network. Our super-regional GSM licenses for the Central and Central Black Earth, North Caucasus, Siberian, Northwest and Volga super-regions were previously held by VimpelCom-Region. We received a GSM-1800 license for the Northwest super-region in September 2002. In March 2003, the former Ministry of Communications amended our initial GSM license for the Northwest super-region to permit us to operate a dual bank GSM 900/1800 network in St. Petersburg and the surrounding Leningrad region.

On November 26, 2004, we completed the merger of VimpelCom-Region into VimpelCom. In accordance with the New Law, VimpelCom filed applications with the Service for the re-issuance of VimpelCom-Region’s licenses to VimpelCom promptly thereafter. On December 28, 2004, VimpelCom received a letter from the Service stating that the list of communications services to be licensed and the related conditions of such licenses which shall apply to all operators have not yet been adopted by the Russian Government as required by the New Law. The Service specifically stated in the letter that VimpelCom has fulfilled the requirements of the New Law and that until a decision on re-issuance of the licenses is taken, VimpelCom, as the legal successor to VimpelCom-Region, may fulfill obligations to render communications services in accordance with the conditions of VimpelCom-Region’s licenses. Upon receipt of the letter on December 28, 2004, we immediately re-filed our applications with the Service for the re-issuance of the licenses to VimpelCom and on January 27, 2005, the Service returned copies of our applications to us. In its letter of January 27, 2005 the Service suggested that in order to complete the re-issuance process in connection with the merger, VimpelCom should apply for the re-issuance of the licenses after the Russian Government approves the regulation establishing the types of telecommunications activities for which a license is required and the related terms and conditions of such licensed activities. On February 11, 2005, the Russian Government adopted the required regulation and on February 28, 2005, VimpelCom re-submitted its applications to the Service for the re-issuance of VimpelCom-Region’s licenses to VimpelCom. On April 4, 2005, VimpelCom received letters from the Service stating that in accordance with Russian law, the Service decided to re-issue to VimpelCom an operating mobile communications license, referring specifically to each of the licenses previously held by VimpelCom-Region, including telecommunications licenses for the Central, Siberian, Volga, North Caucasus and Northwest super-regions. According to the letters, the new telecommunications licenses are being prepared by the Service. The letters did not refer to the frequencies and permissions required for VimpelCom to continue to provide service under the licenses. For a description of some of the risks associated with the re-issuance of VimpelCom-Region’s licenses to VimpelCom, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If the telecommunications licenses, frequencies and other permissions previously held by VimpelCom-Region are not re-issued to us, or are not re-issued to us in a timely and complete manner, our business may be materially adversely affected.”

Our GSM license for the Ural super-region is held through our wholly owned subsidiary Vostok-Zapad Telecom, which it acquired in December 2002. Vostok-Zapad Telecom’s GSM license provides for the operation of a GSM-1800 network in the entire Ural region and a dual band GSM-900/1800 network in seven out of 12 territories within the region. In addition to the seven super-regional GSM licenses, we hold GSM licenses for the following six territories, all of which are located within the seven super-regions: Kaliningrad, within the Northwest region; Samara, within the Volga region; Orenburg, within the Ural region; and Stavropol, the Kabardino Balkarskaya Republic and the Karachaevo Cherkesskaya Republic, all within the North Caucasus region. In addition to these, our recently acquired subsidiary DalTelecom holds GSM-1800 and D-AMPS licenses to operate in three of the 15 regions within the Far East super-region (Khabarovsk Krai, Amur Region and Kamchatka Region).

Our wholly-owned subsidiary KaR-Tel holds a national GSM license for the entire territory of Kazakhstan. KaR-Tel’s license was issued in August 1998 for a term of 15 years. The license contains start-of-service requirements ranging over a five-year period and requires the network to be completed by December 31, 2005.

The following tables summarize the principal terms of our super-regional and territorial GSM licenses in Russia, including the license areas, issue dates, start-of-service requirements, expiration dates, line capacity requirements and territorial coverage requirements. According to the Service, new telecommunications licenses (which should encompass the licenses previously held by VimpelCom-Region) are in the process of being issued to VimpelCom. For a description of some of the risks associated with the re-issuance of VimpelCom-Region’s licenses to VimpelCom, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If the telecommunications licenses, frequencies and other permissions previously held by VimpelCom-Region are not re-issued to us, or are not re-issued to us in a timely and complete manner, our business may be materially adversely affected.”

Principal Terms and Conditions of our Super-Regional GSM Licenses in Russia

					Certain Requirements
License Area	Issue Date	Start-of-Service Requirement		Expiration Date	Compliance Date	Line Capacity No Less Than	Territorial Coverage (Cities) or Population Coverage (%)
Moscow	Apr. 28, 1998	Dec. 31, 1998		Apr. 28, 2008	Dec. 31, 2001	100,000	Moscow license area
Central and Central Black Earth	Apr. 7, 2000	July 7, 2000		Apr. 28, 2008	Dec. 31, 2001	20,000	17 cities	(1)
North Caucasus	Apr. 7, 2000	July 7, 2000	(2)	Apr. 28, 2008	Dec. 31, 2001	50,000	10 cities	(3)
Northwest(4)	Sep. 12, 2002	Mar. 12, 2004		Sep. 12, 2012	Dec. 31, 2004 Dec. 31, 2006 Dec. 31, 2011	10,000 50,000 200,000	20.0 40.0 80.0	% % %
Siberian	Apr. 7, 2000	July 7, 2000		Apr. 28, 2008	Dec. 31, 2001	48,000	12 cities	(5)
Ural(6)	Nov. 14, 2002	May 14, 2004		Nov. 14, 2012	Dec. 31, 2005 Dec. 31, 2012	50,000 200,000	30.0 70.0	% %
Volga	Apr. 7, 2000	July 7, 2000		Apr. 28, 2008	Dec. 31, 2001	14,000	14 cities	(7)

(1)	Covers the cities of Belgorod, Bryansk, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Nizhniy Novgorod, Orel, Ryazan, Smolensk, Tambov, Tula, Tver, Vladimir, Voronezh and Yaroslavl.
(2)	This license was amended to allow us to commence providing services no later than December 31, 2002 in the Republic of Dagestan and no later than December 31, 2004 in Chechnya and Ingushetia. We did not meet the extended start-of-service date for Chechnya and Ingushetia and, accordingly, applied for a second extension. To date, we have not received an amendment to our license extending the start-of-service date.
(3)	The 10 cities covered are: Grozny, Krasnodar, Maikop, Makhatchkala, Nalchik, Nazran, Rostov-on-Don, Tcherkessk, Stavropol and Vladikavkaz. We must also cover Chechnya and Ingushetia, but based on the extension of the start-of-service dates for these areas, we believe that the date by which the territorial requirement coverage must be met was also extended. Please see footnote (2) for more information.
(4)	Covers the cities of Karelia, St. Petersburg, Arkhangelsk, Vologda, Kaliningrad, Leningrad Murmansk, Novgorod, Pskov and Nenetz.
(5)	Covers the cities of Abakan, Barnaul, Dudinka, Gorno-Altaysk, Kemerovo, Krasnoyarsk, Kyzyl, Novokuznetsk, Novosibirsk, Omsk, Tomsk and Tara.
(6)	Vostok-Zapad Telecom holds a GSM-1800 license covering all 12 territories of the Ural super-region and a GSM-900/1800 license covering seven territories of the Ural super-region (Komi Republic, Udmurtskaya Republic, Kirov, Kurgan, Sverdlovsk, Komi-Permyatsky autonomous district and Yamal-Nenets).
(7)	Covers the cities of Astrakhan, Elista, Kazan, Naberezhnye Chelny, Penza, Samara, Saransk, Saratov, Tcheboksary, Togliatti, Ufa, Ulyanovsk, Volgograd and Yoshkar-Ola.

Principal Terms and Conditions of our Territorial GSM Licenses in Russia

Certain Requirements
License Area	Issue Date	Start-of-Service Requirement	Expiration Date	Compliance Date	Line Capacity No Less Than	Territorial Coverage (Cities) or Population Coverage (%)
Amur Region(1)	Jan. 10, 2002	July 10, 2003	Jan. 10, 2012	Dec. 31, 2004 Dec. 31, 2011	3,000 20,000	6.0 51.0	% %

Kabardino-Balkarskaya Republic(2)	Mar. 17, 2000	Mar. 17, 2001	Mar. 17, 2010	Dec. 31, 2001 Dec. 31, 2002 Dec. 31, 2004 Dec. 31, 2009	500 1,300 3,000 5,000	5.0 10.0 30.0 60.0	% % % %

Kaliningrad(3)	Nov. 4, 1996	Feb. 1, 1998	Aug. 1, 2006	Dec. 31, 1996 Dec. 31, 1997 Dec. 31, 1998 Dec. 31, 1999 Dec. 31, 2001	1,500 2,000 3,714 6,000 19,269	10.0 20.0 30.0 50.0 95.0	% % % % %

Kamchatka Region(4)	Jan. 10, 2002	July 10, 2003	Jan. 10, 2012	Dec. 31, 2004 Dec. 31, 2011	3,000 20,000	10.0 70.0	% %

Karachaevo-Cherkesskaya Republic(5)	May 19, 2000	May 19, 2001	May 19, 2010	Dec. 31, 2001 Dec. 31, 2010	100 40,000	10.0 60.0	% %

Khabarovsk Krai(6)	Jan. 10, 2002	July 10, 2003	Jan. 10, 2012	Dec. 31, 2004 Dec. 31, 2011	5,000 30,000	10.0 65.0	% %

Orenburg(7)	June 13, 2000	June 13, 2001	June 13, 2010	Dec. 31, 2001 Dec. 31, 2003 Dec. 31, 2005 Dec. 31, 2010	10,000 20,000 30,000 60,000	5.0 10.0 16.0 32.0	% % % %

Samara(8)	April 17, 2002	Oct. 17, 2003	April 17, 2012	Dec. 31, 2004 Dec. 31, 2011	20,000 80,000	30.0 70.0	% %

Stavropol(9)	Mar. 7, 1997	Mar. 7, 1998	Mar. 7, 2007	Dec. 31, 1998 Dec. 31, 2000 Dec. 31, 2003 Dec. 31, 2007	3,000 10,000 20,000 40,000	10.0 60.0 80.0 90.0	% % % %

(1)	The GSM-1800 license for the Amur Republic, which is part of the Far East super-region, is held by DalTelecom. See note (6) below.

(2)	The GSM-900 license for the Kabardino-Balkarskaya Republic, which is part of the North Caucasus super-region, is held by Kabardino-Balkarsky GSM, 80.0% of which is owned by StavTeleSot. See note (9) below.
(3)	Extel holds a GSM-900 license for the Kaliningrad region, which is part of the Northwest super-region.
(4)	The GSM-1800 license for the Kamchatka Republic, which is part of the Far East super-region, is held by DalTelecom. See note (6) below.
(5)	The GSM-900 license for the Karachaevo-Cherkesskaya Republic, which is part of the North Caucasus super-region, is held by Karachaevo-Cherkessk TeleSot, 80.0% of which is owned by StavTeleSot. See note (9) below.
(6)	The GSM-1800 license for Khabarovsk Krai, which is part of the Far East super-region, is held by DalTelecom. On June 30, 2004, we acquired approximately 93.5% of the outstanding shares of DalTelecom.
(7)	Orensot holds GSM-900/1800 and D-AMPS licenses for the Orenburg region, which is part of the Ural super-region.
(8)	The GSM-1800 license is held by Bee Line Samara of which VimpelCom owns 100.0%. Samara is part of the Volga super-region.
(9)	StavTeleSot holds a GSM-900/1800 license for the Stavropol region, which is part of the North Caucasus super-region.

Principal Terms and Conditions of our GSM License in Kazakhstan

Certain Requirements
License Area	Issue Date	Start-of-Service Requirement	Expiration Date	Compliance Date	Line Capacity No Less Than	Territorial Coverage (Cities) or Population Coverage (%)
Republic of Kazakhstan	Aug. 24, 1998	Mar. 1, 1999	Aug. 24, 2013	Dec. 31, 2005	—	Entire territory of Kazakhstan

We believe that we have met all applicable start-of-service and line capacity requirements for our super-regional GSM licenses. With respect to our super-regional GSM licenses for the Central and Central Black Earth, North Caucasus, Siberian and Volga super-regions, the start-of-service dates were deemed to have been met by the services that our company rendered prior to the issuance of the licenses to VimpelCom-Region.

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

We have installed at least one 900 MHz base station that is in compliance with all the necessary governmental permissions in each of the cities indicated in our regional licenses for the Central and Central Black Earth, North Caucasus, Siberia and Volga super-regions. The start-of-service date for Chechnya and Ingushetia under our GSM license for the North Caucasus super-region was extended until December 31, 2004, due to certain prohibitions on providing cellular services in Chechnya, Ingushetia and the border regions of Dagestan imposed by the Russian Federal Security Service. On December 21, 2004, we sent a request to the Service to extend the start-of-service date to December 31, 2005. To date, we have not received an amendment to our license extending the start-of-service date, but were orally advised by the Service that the extended start-of-service date will be considered in the new telecommunications licenses to be issued to VimpelCom.

We do not currently hold a GSM super-regional license for the Far East super-region of Russia. As a result of our acquisition of DalTelecom, we now hold GSM-1800 and D-AMPS licenses in three of the 15 regions within the Far East super-region: Amur Region, Kamchatka Region and Khabarovsk Krai.

Beginning in January 2001, we were required to pay monthly fees, calculated as a portion of our revenues, for telecommunications services provided in each region. The fees were unilaterally imposed on cellular operators by the former Ministry of Communications in April 2001 in order to finance the activities of the Ministry. In accordance with the terms of our licenses, the amount of the fee was 0.3% of revenues earned under our licenses (calculated in Russian rubles and in accordance with applicable Russian tax laws). In 2004, we transferred the Russian ruble equivalent of approximately US$6.0 million to the Ministry or its predecessors. As of January 1, 2005, we believe that we are no longer required to pay these monthly fees to the Ministry, which was confirmed by a letter from the Service dated December 10, 2004. However, the terms of our GSM licenses continue to state that we are required to pay these fees. We have sent letters to the Service requesting appropriate amendments to our licenses (except for the licenses previously held by VimpelCom-Region), but to date we have not received a reply from the Service confirming our request.

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

On June 5, 2003, we entered into a series of agreements with ZAO “InvestElectroSvyaz” (which operates under the “Corbina Telecom” brand name in Russia) in order to utilize excess capacity on our D-AMPS network in the Moscow license area. We continue to operate and maintain our Moscow D-AMPS network, service our existing Moscow D-AMPS subscribers and attract new subscribers to our network. Under the terms of the agreements, Corbina Telecom entered into a sale and capital lease transaction for certain of our infrastructure equipment that provides for D-AMPS network functionality in the Moscow license area. Corbina Telecom, acting as our agent, has the right to attract new subscribers to our network. Corbina Telecom paid us a total purchase price of US$16.5 million (excluding VAT) for the equipment. In addition, through 2007, Corbina Telecom will pay us service fees of US$1.0 million per year (net of the lease payments), subject to adjustment based on traffic volume.

In 2004, Gossvyaznadzor conducted an inspection of our D-AMPS operation and in a notice issued to us on March 10, 2004, alleged that certain subscribers did not have agreements with VimpelCom. We reviewed our agreements with subscribers and sent amended agreements to those subscribers with whom we believed the appropriate agreements were not concluded. We then informed Gossvyaznadzor of the actions we had taken in response to the notice. To date, we have not received any response from Gossvyaznadzor with respect to our compliance with the notice. For the risks associated with our failure to comply with Gossvyaznadzor notices, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If we are found not to be in compliance with applicable telecommunications laws or regulations, we could be exposed to additional costs or suspension or termination of our licenses, which might adversely affect our business.”

Products and Services

We offer the following wireless services to our subscribers in Russia:

•	voice telephony service;

•	value added services using such technologies as Unstructured Supplementary Services Data (“USSD”), WAP, GPRS and MMS, and in some selected regions, EDGE;

•	access to both national and international roaming service; and

•	other services.

We also offer a variety of value added services to our Kazakh subscribers, including voicemail, SMS, fax and data transfers to electronic mailing addresses and roaming services.

We offer our services to both our Russian and Kazakh subscribers under two types of payment plans: contract plans and prepaid plans. As of December 31, 2004, approximately 9.5% of our subscribers in Russia were on contract plans and approximately 90.5% of our subscribers in Russia were on prepaid plans. As of December 31, 2004, approximately 87.1% of our subscribers in Kazakhstan were on contract plans and approximately 12.9% of our subscribers in Kazakhstan were on prepaid plans.

Contract plans

We market our contract plans in Russia to high usage subscribers under the “Beeline” brand name. We intend to introduce our “Beeline” brand name as part of our marketing and licensing efforts in the Kazakh wireless telecommunications market in the second quarter of 2005. Our contract plans are offered on our GSM network.

In December 2004, we launched a special offer for small and medium-size businesses in Russia called “Business Formula,” which allows our corporate subscribers to individualize tariff plans for employees based on the employee’s role in the company. We also provide our corporate and high use subscribers, including small and medium-size businesses, with a range of additional value added services, including specialized customer service, tailored pricing arrangements and access to sophisticated technical opportunities, such as individual corporate wireless networks.

Prepaid plans

We were the first wireless service provider in the Moscow license area to offer prepaid plans. We currently market our prepaid plans in Russia and offer either GSM or D-AMPS service to our prepaid subscribers. In the summer of 2004, we launched a new tariff plan called “Boom,” which has become one of our most popular prepaid tariff plans along with the “Time” tariff plan.

We sell prepaid scratch cards at our sales offices as well as through a network of dealers and various retail distribution channels, such as bank branches, restaurants, supermarkets and gas stations. Prepaid subscribers may also replenish their prepaid balances through our “Universal Payment System” channels. We designed our prepaid plans to address the needs of the mass-market subscriber segment, which is comprised of more price sensitive subscribers.

Value added services

In addition to basic wireless communications services, we currently offer a number of value added services, including non-voice services. We offer the following value added services:

•	Basic value added services. We provide our contract and prepaid subscribers with a variety of basic value added services, such as caller-ID, calling line identity restriction, favorite number, voice mail, call forwarding, call waiting, call barring and conference call. Caller-ID and our calling line identity restriction are available for all calls by our subscribers to another number within our network. In addition, under certain circumstances, these services may be available for calls to a number outside our network.

•	Messaging. In 1999, we introduced SMS to our subscribers. SMS enables our subscribers to exchange short text messages with other subscribers in our network, as well as subscribers of some of our competitors, including MTS, MegaFon, Sonet, SkyLink and MSS. Both our contract and prepaid subscribers can use SMS throughout our “Beeline” network area. In May 2002, we launched MMS on a trial basis, free of charge. In January 2004, we introduced a tariff for our MMS service. With MMS, our subscribers can send and receive different types of multimedia content, including melodies, full-color images, photos, animation, postcards and digital pictures. MMS enables our subscribers to exchange multimedia messages with subscribers of MegaFon in the Moscow and Northwest license areas and MTS in the Moscow license area.

•	Infotainment. We provide infotainment services to our subscribers through our “Beeonline” portal, the first Russian portal offering personal digital services, using information from “RIA News,”

“Finmarket,” “Map Maker,” “Prime-TASS,” “Gazeta.ru” and other content providers. Infotainment services are provided via SMS, MMS, WAP and other channels. In February 2003, we launched, on a trial basis, a new infotainment service that enables partners to deliver their information and entertainment services to “Beeline” subscribers via SMS. In May 2004, this service took on a national scope and is now available throughout our entire “Beeline” network.

•	Mobile Internet. Our various mobile Internet services give our subscribers access to the Internet via mobile devices, such as mobile handsets, personal digital assistants and laptops. We launched commercial GPRS-WAP and GPRS-Internet services on April 1, 2002. GPRS is the second generation of high-speed data transmission techniques and Internet connectivity for mobile phones. With GPRS, subscribers can access the Internet at any time and in any place. In 2004, we launched a GPRS packet that comprises Internet, WAP and MMS services. We currently provide GPRS services both to our contract and prepaid subscribers in 74 regions of Russia. Also, our subscribers can use GPRS services when traveling abroad. As of December 31, 2004, our company had 103 GPRS roaming partners in 55 countries. In addition, we are currently introducing WLAN services to our customers in the Moscow license area and EDGE technology in Murmansk and Vologda. EDGE is an advanced, high-speed data transmission technology that allows for faster data transmission, as well as the ability to transmit audio/video streaming.

•	M-Commerce. Our trial M-Commerce services enable our subscribers to purchase goods and services through mobile handsets. We plan to launch our M-Commerce services for commercial use during 2005.

•	Services for our corporate and high-end users. We provide our corporate and high-end users with additional value added services, such as Fixed Mobile Convergence, or FMC, which provides unified phone numbers for office and mobile telephones, Wireless PBX, a special virtual private network for corporate clients, access to corporate networks via GPRS, which allows users to access corporate email and other resources via mobile telephones, corporate SMS e-mail and voice corporate services. In 2005, we plan to introduce new value added services to our corporate customers.

•	Services designed to improve customer convenience. In 2001, we launched two major customer convenience products, previously known as “Beepay” and “Beeoffice,” which we now market under the following services: “Universal Payment System” and “Services Management.” Our “Universal Payment System” allows our subscribers to pay their cellular telephone bills online and to “top up” their prepaid balances through convenient channels, such as supermarkets and sales outlets, gas stations, dealers outlets, ATMs and bank branches without ever having to present an invoice. “Services Management” allows our subscribers to turn on and off value added services, change billing plans and request information on their outstanding balances and fees, as well as on billing plans, list of activated services, USD rates, etc. Access to “Services Management” is provided via USSD, interactive voice response, the SIM Toolkit or the Internet. USSD technology allows for the transmission of information through our GSM network, which provides us with another way to offer value added services to our subscribers. USSD provides customers with a faster, more convenient method to activate prepaid scratch cards and “Universal Payment Cards,” become notified of remaining prepaid balances and gain access to “Beeonline” and “Services Management.” In April 2005, we launched a marketing campaign to re-style our major brand name, changing it from “Bee Line GSM” to “Beeline.” As part of the campaign, we have phased out the names of various tariff plans and services, such as “Bee+,” “beepay,” “beeoffice” and “beepartner.”

Loyalty programs

Our loyalty programs are designed to retain our existing subscribers. We take a segmented approach to retaining our customers. We offer dedicated service managers to our high-revenue generating customers, as well as various loyalty programs that provide our customers with a benefit for remaining a “Beeline” customer. In 2002, we launched our pilot “Beebonus” loyalty program in the Moscow license area. With a “Beebonus” card, subscribers accumulate bonus points by purchasing goods from participating vendors, which can then be used to pay for our services. In 2004, we expanded our loyalty programs by launching “+15” throughout Russia. Our “+15” program gives a 15.0% discount to our prepaid subscribers for every payment over US$15 for “Beeline” services. Recently, we launched the loyalty program “Hi Light Club” for high-end users in the Moscow license area. This program provides our high-end users with exclusive customer service via telephone and at our sales offices.

Roaming

Roaming allows our subscribers, and subscribers of other wireless operators, to receive and make international, local and long distance calls while outside of their home network. Our roaming service is instantaneous, automatic and requires no additional equipment. Because GSM interacts with other standards used by our roaming partners, GSM subscribers can make and receive calls in other locations that also operate a GSM network. As of December 31, 2004, we had roaming agreements with 524 GSM providers in 173 countries in Europe, Asia, North America, South America, Australia and Africa. In addition, as of December 31, 2004, we provided GPRS roaming with 106 operators in 57 countries, including all major European countries and the United States. As of December 31, 2004, we also had domestic roaming agreements with 55 regional GSM providers in Russia, which provide roaming for our subscribers in more than 250 cities across Russia, including St. Petersburg. We expect to enter into additional roaming agreements around the world and in Russia.

We also have both international and domestic (TAP-file based) roaming services for our prepaid GSM subscribers. In 2003, we became the first Russian wireless company to launch customized application for mobile network enhanced logic, or CAMEL, an intranetwork prepaid roaming service. This service allows prepaid subscribers to automatically receive access to roaming services with a positive balance on their accounts. We believe that CAMEL is a unique business service proposition that allows us to implement real time cost control, provide more dynamic service to our clients and reduce bad debt. As of December 31, 2004, CAMEL was available to our prepaid subscribers using the Kyivstar GSM network in Ukraine and the Turkcell network in Turkey.

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

Tariff Plans

We offer our subscribers various tariff plans, each appealing to a specific subscriber segment and designed to fit different calling patterns. Our principal tariff plans are marketed under our “Beeline” trade name in Russia and “K-mobile” and “EXCESS” brand names in Kazakhstan. We began rolling out the “Beeline” brand name in Kazakhstan in April 2005. The following tables summarize the material terms of some of our most popular tariff plans as of December 31, 2004, excluding sales taxes and value added tax:

Tariff Plans in the Moscow License Area

	Boom	Time	Super 30	Super 300	Super 500	Super GSM
Connection	Federal	Federal	Local	Federal	Local	Federal or Local
Monthly fee (US$)	None	None	11.00	30.00	60.00	165.00
Monthly airtime for local calls	None	None	30 minutes	300 minutes	500 minutes	Unlimited
Per minute, local calls (US$)	0.04-0.16	0.11-0.22	0.12-0.24	0.07-0.15	0.10-0.20	None

Tariff Plans in the Regions Outside of the Moscow License Area

	Boom	Prime	Time	Super 150-1000
Connection	Federal	Federal/Local	Federal	Federal or Local
Monthly fee (US$)	None	1.00-3.00/ 4.25-8.00	None	17.00-74.00
Monthly airtime for local calls	None	None	None	150-1000 minutes
Per minute, local calls (US$)	0.02-0.22	0.03-0.22	0.05-0.24	0.06-0.08

Tariff Plans in Kazakhstan

	K-mobile Standard	K-mobile Business	K-mobile Business+	K-mobile Classic	K-mobile Gold	K-mobile Platinum	EXCESS
Connection	Federal	Federal	Federal	Federal	Federal	Federal	Federal
Monthly fee (US$)	None	None	None	None	7.69	11.53	None
Monthly airtime for local calls	None	None	None	None	30 minutes	60 minutes	None
Per minute, local calls (US$)	0.17-0.33	0.17-0.33	0.14-0.31	0.19-0.31	0.16-0.28	0.15-0.26	0.16-0.46

Customer service

We place a high priority on providing consistently high quality customer service to our subscribers. We provide customer service in both Russian and English, 24 hours a day, seven days a week. We now have customer service centers in all of our sales offices throughout the country, including three dedicated walk-in centers in Moscow. In addition, we handle the majority of our customer contacts through six super-regional call centers. Automation has significantly improved our ability to provide high quality customer service to our subscribers. As of December 31, 2004, we employed approximately 2,550 service representatives in our subscriber service department (of which approximately 1,250 were in the Moscow license area, approximately 1,200 were in the regions of Russia outside the Moscow license area and approximately 95 were in Kazakhstan), as well as a varying number of personnel on temporary contracts in support functions. Service representatives handle subscriber activation and disconnection, follow up with subscribers who are late in paying their bills and answer questions regarding equipment usage, billing and disconnection due to lack of payment.

Billing

In the first quarter of 2002, we installed a new Customer Care and Billing system, called CCBS Ensemble, to support expected subscriber growth, geographic expansion and the introduction of new services. Amdocs developed CCBS Ensemble and adapted it for the Russian market. We migrated our Moscow based subscribers to CCBS Ensemble in March 2002 and our subscribers in the regions outside of the Moscow license area to CCBS Ensemble in 2003. The accuracy and flexibility of CCBS Ensemble are important components in our strategy to provide efficient and responsive customer service and also permit us to generate accurate and timely subscriber information and analysis. Through CCBS Ensemble, we have integrated our billing, ordering and collection processes onto a single platform, which eliminates the need for redundant systems and enhances our customer service. CCBS Ensemble has supported and will continue to support us in the rapid deployment of advanced next-generation services, such as online stock quotes, traffic reports and entertainment services using mobile devices. It has also been instrumental in enabling us to become the first wireless telecommunications operator to offer commercial GPRS in Russia.

In order to reduce our exposure to ruble devaluation, most of our subscriber invoices specify the amount owed in U.S. dollar equivalents and require payment in Russian rubles based on the exchange rate of the Central Bank of Russia on the date of payment, plus 1.0% to cover the cost of converting Russian rubles into U.S. dollars. Subscribers are required to pay their bills within 25 days of the invoice date. If bills are not paid on time, VimpelCom blocks all outgoing calls of the subscriber and subscribers are charged a penalty fee (0.02% of the invoice amount for each day overdue). After 35 days, the telephone number of the subscriber is blocked. In order to reduce the risk of bad debt, we require prospective subscribers to provide copies of valid passports, check the potential subscriber against a list of known bad debtors and enforce credit limits on deposits. Contract subscribers have their telephone number blocked when their accounts become more than 35 days overdue and have their wireless service terminated when their accounts become more than 60 days overdue. Our current policy is to terminate our prepaid subscribers 180 days after their services have been suspended. Prepaid subscribers’ services are suspended immediately upon their balance reaching $0 or below or if a prepaid subscriber had no payable transactions during the past 180 days. However, in the past we have terminated suspended and/or inactive subscribers earlier than 180 days in order to reuse telephone numbers in response to shortages of available federal numbers. We notify subscribers regarding overdue balances using SMS, letters and telephone calls.

Marketing and Sales

Target subscribers

We separate our primary target subscribers into three large groups:

•	large corporate subscribers;

•	small and medium-size business subscribers and high income individual subscribers; and

•	mass market subscribers.

We use the “Beeline” brand name to market our wireless services to our large corporate, small and medium-size business and high-income individual subscribers. The typical large corporate subscriber is less price sensitive, uses more airtime and pays on a contract basis for our wireless services. In 2002, we introduced a number of value added services for our corporate subscribers, including GPRS mobile access to corporate networks, corporate SMS, e-mail, FMC and Intranetwork.

Beginning in April 2005, we commenced using the “Beeline” brand name to market our wireless services to our mass market subscribers in Russia. The typical mass market subscriber is more price sensitive, uses less airtime and prepays for our wireless services. As a result of our mass marketing efforts, combined with a growing acceptance among Russians of wireless telecommunications and declining costs associated with obtaining such services, we are attracting a large number of subscribers from the mass market and expect this trend to continue. We intend to introduce similar innovative products and services in the Kazakh wireless market through KaR-Tel.

We continue to invest significantly in our information technology, billing systems and customer service, including the development of call centers. We have also implemented intelligent call routing technology, which allows us to provide specialized service to different market segments of our subscribers.

Our subscriber growth in 2004 was fueled by GSM subscribers, given the popularity of the GSM standard and our network capacity. Through our GSM network, we are able to offer a number of advanced services to the corporate and high usage subscriber, while at the same time provide lower priced services for the more cost-sensitive mass market subscriber.

Advertising

We advertise our services and products under the “Beeline” brand name, one of the most recognized brand names in Russia. We have focused on image advertising to position the “Beeline” brand name as one of the leading, high quality wireless services in Russia. According to independent research conducted in January 2005, individuals associate the “Beeline” brand name with convenience, ease of use, reliability, honesty and value added services. In addition to our image advertising, we provide promotional information with our subscriber invoices and on our prepaid scratch cards to inform subscribers of alternative pricing arrangements, dealer locations and new value added services targeted to specific market segments. Advertising has been placed in popular publications, on radio and television and via outdoor media.

In April 2005, we launched a marketing campaign to re-style our major brand name, changing it from “Bee Line GSM” to “Beeline.” As part of the campaign, we introduced a new logo and unveiled a new corporate strategy, which focuses on customer service and building longer-term relationships with our subscribers. In addition, we phased out the names of various tariff plans and services such as “Bee+,” “BeePay,” “BeeOffice” and “Beebonus.” The features of these services will be incorporated into future products.

We conduct our advertising campaigns in cooperation with our licensees to further increase the exposure of the “Beeline” brand name. We obtain substantial marketing benefits from the brand recognition associated with this widely used brand name, both with existing subscribers traveling outside of our service areas and with potential new subscribers moving into our license areas. We are also coordinating the advertising policies of our dealers in an effort to capitalize on the increased volume of joint advertising and to ensure that the integrity and high quality image of the “Beeline” brand name is preserved.

Distribution and marketing

As of December 31, 2004, we had one of the largest distribution networks for wireless services in the Moscow license area with 71 independent dealers and more than 3,430 points of sale. As of December 31, 2004, we had over 2,260 independent dealers and approximately 18,800 points of sale in the regions outside of the Moscow license area. As of December 31, 2004, our prepaid scratch cards could be purchased at over 23,400 locations in the Moscow license area and approximately 51,500 locations in the regions outside of the Moscow license area. As of December 31, 2004, we had 13 independent dealers and approximately 615 points of sale in Kazakhstan. Our retail distribution channel for prepaid scratch cards includes large chains of electronic stores and other consumer retail stores and selected branch offices of banks, including Sberbank. In addition, as of December 31, 2004, we had four sales offices in the Moscow license area, 105 sales offices in the regions outside of the Moscow license area and four sales offices in Kazakhstan. As of December 31, 2004, our Mobile Center dealer network consisted of 37 sales offices. In both Russia and Kazakhstan, we employ a direct sales force that focuses its efforts on sales to corporate and high usage subscribers, including small and medium-size business subscribers. Our distribution and marketing efforts focus on controlling product and corporate image, ensuring brand usage and implementing marketing policies at all points of sale.

Our distribution strategy currently focuses on making our products more affordable and available to potential new subscribers. As a result of this strategy, we tend to attract a greater mix of mass-market subscribers, most of who enroll through independent dealers as compared to our corporate and high-end customers who mostly enroll directly with us. As of December 31, 2004, approximately 92.8% of our new subscribers in the Moscow license area, 93.2% of our new subscribers in the regions of Russia and 91.9% of our new subscribers in Kazakhstan enrolled through independent dealers.

Dealer commissions in Russia have been steadily declining since 2000. As of December 31, 2004, dealer commissions in the Moscow license area ranged between US$50 and US$100 for new contract subscribers and were approximately US$25 for each prepaid subscriber. Average dealer commissions are lower in the regions outside of the Moscow license area and, as of December 31, 2004, ranged between US$15 and US$25 for new contract subscribers and were approximately US$10 for each prepaid subscriber. As a result of the increase in the number of prepaid subscribers, we are paying lower average dealer commissions per subscriber. Furthermore, our acquisition of the Mobile Center network has enabled us to reduce commissions. Despite the lower average commissions per subscriber, we believe that we enjoy a good relationship with our dealers. We believe that our prompt and accurate payments to dealers, our timely delivery of products and services and our dealer relationship policies provide us with an advantage over our competitors.

Dealer commissions in Kazakhstan are also on the decline. As of December 31, 2004, dealer commissions in Kazakhstan ranged between US$15 and US$27 for new contract subscribers and were approximately US$4 for each prepaid subscriber.

Our marketing efforts are based on the coverage and quality of our GSM network, our network capacity and our product innovations. These efforts include the introduction of our popular “Super GSM” plan for high usage subscribers with a flat monthly fee of US$165.00 (before taxes), unlimited local calls, fixed mobile convergence based products for corporate subscribers, location based services, a variety of services using WAP technology and the Beeonline portal.

Wireless Equipment and Operations

Wireless network infrastructure

GSM technology is based on an “open architecture,” which means that equipment from any supplier can be added to expand the initial network. Our GSM and GPRS networks, which use Alcatel, Ericsson and Nokia equipment, are integrated wireless networks of base station equipment and digital wireless switches connected by fixed microwave transmission links, fiber optic cable links and leased lines. As of December 31, 2004, we had approximately 2,738 GSM installed base stations, 122 base station controllers and 10 switches for our dual band GSM network in the Moscow license area, covering approximately 47,000 square kilometers. Our GSM network in the Moscow license area had a capacity of approximately 7.5 million subscribers as of December 31, 2004. We also had installed 7,921 GSM base stations, 201 base station controllers and 71 switches for our dual band GSM network in the regions outside of the Moscow license area, covering approximately 1.6 million square kilometers, as of December 31, 2004. As of December 31, 2004, we had approximately 586 GSM base stations, 25 base station controllers and seven switches for our GSM-900 network in Kazakhstan, covering approximately 15 cities. Some of our base stations have been installed, but have not yet been placed into operation due to the absence of certain regulatory compliance certificates. These certificates are subject to statutory registration by local authorities. Due to a recent reorganization of the statutory permission institutes, local authorities have substantially delayed the registration process. We expect to receive the compliance certificates following completion of the reorganization. For a description of some of the risks associated with obtaining regulatory compliance certificates, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may encounter difficulties in expanding and operating our networks.”

In 2005, our network development in the regions will focus on significantly expanding network coverage in suburban areas, along key roads and in vacation areas, as well as on increasing our current network capacity to meet planned subscriber growth and network quality targets. At the same time, in the Moscow license area, we intend to focus our network development on expanding our indoor and underground coverage, more rapidly adjusting our network capacity to changing market demands and upgrading to new products.

We have designed, put into operation and are constantly developing “BeeNet,” our fiber optic network designed to connect base stations and base station controllers to the switches of our GSM and D-AMPS networks, to interconnect our switches and to connect our networks to other telecom operators. Our fiber optic network in Moscow has grown to 360 telecommunications nodes to which virtually all base stations are connected either directly or through microwave technology. In the regions, our fiber optic networks have growth to 333 nodes as of December 31, 2004. As of December 31, 2004, we had approximately 1,850 kilometers of fiber optic cable in the Moscow license area and approximately 900 kilometers of fiber optic cable in the regions of Russia. In addition, we have approximately 2,240 kilometers of fiber optic cable currently under construction in Russia. The development of our fiber optic network was planned in accordance with the expansion plans for our GSM networks, including our networks in the regions. Our fiber optic network is intended to help us resolve transmission capacity problems, increase reliability and quality and be independent from the providers of transmission lines. To the extent excess capacity is available on our fiber optic network, we lease the excess capacity to third parties. In 2003 and 2004, our revenues from leasing excess fiber optic capacity were approximately US$1.3 million and US$1.6 million, respectively.

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

Interconnect arrangements

We need access to a wireline network to enable our subscribers to initiate calls to, and to receive calls from, persons using wireline networks. Our interconnect agreements provide us with this access. We have interconnect agreements with several wireline service providers in the Moscow license area and in the regions outside of the Moscow license area, including Golden Telecom, Inc., Komet, MTT, Comstar, Rostelecom and RusSDO. In Moscow, our interconnect agreements allow us to connect to the public switched network of Moscow operated by MGTS and to provide local service and long distance and international services. A substantial portion of our subscribers’ long distance and international traffic is transmitted through Rostelecom and MTT. We also have interconnect agreements with telecommunications providers in the Central and Central Black Earth, North Caucasus, Northwest, Siberian, Ural and Volga license areas that enable our subscribers to initiate calls to and receive calls from the public switched telephone networks in the regions of Russia.

Pursuant to our interconnection arrangements, we pay for the use of local number capacity and traffic. As of December 31, 2004, we were using over 220,000 local Moscow numbers. Payment for Moscow telephone lines involves an initial one-time fee of approximately US$80 per line, an average monthly fee per line, which does not exceed US$4.50 and an average traffic fee for local calls based on usage of approximately US$0.04 per minute. The use of federal numbers involves a traffic fee based on usage of US$0.008 per minute for local calls. In the past, we have not had to pay for federal telephone numbers, which are allocated by the Federal Communications Agency. However, due to a recent change in the tax code, we are now required to pay 10 Russian rubles per federal telephone number allocated to us after January 1, 2005.

In the regions outside of the Moscow license area, we also use local numbering capacity. Payment for local telephone line capacity in the regions involves an initial one-time fee of approximately US$70 per line and traffic fees for local calls.

In Kazakhstan, our company has entered into interconnection agreements with the national wireline service provider, Kazakhtelecom. According to the terms of our GSM licenses, KaR-Tel is obligated to route outgoing traffic through Kazakhtelecom and international calls through the national operator. All outgoing and incoming traffic is charged on a per-minute basis.

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

Competition

The Russian wireless telecommunications market

The Russian wireless telecommunications market is highly concentrated. Industry analysts estimate that the top three mobile operators—MTS, our company and MegaFon—collectively held almost 90.0% of the wireless market in Russia as of December 31, 2004. Competition in Russia is intense, especially in the Moscow license area and the City of St. Petersburg, and we expect competition to increase in the future as a result of greater market penetration, consolidation in the industry, the growth of current operators and new technologies, products and services. As a result of increased competition, wireless providers are utilizing new marketing efforts to retain existing subscribers and attract new ones, including lowering tariffs and offering handset subsidies.

We compete with at least one other wireless operator in each of our license areas and in many license areas, we compete with two or more wireless operators. Competition is based primarily on local tariff prices, network coverage, quality of service, the level of customer service provided, brand identity and the range of value-added and other subscriber services offered.

The following table illustrates our primary wireless competitors in Russia and their respective market share as of December 31, 2004.

Operator	Subscribers	National Market Share	Market Share in Moscow	Market Share in Regions
MTS(1)	26,470,000	35.6%	44.5%	33.0%
VimpelCom(2)	25,724,600	34.6%	44.2%	31.8%
MegaFon(1)	13,599,900	18.3%	10.8%	20.5%
Others(1)	8,555,500	11.5%	0.5%	14.7%

(1)	Source: AC&M Consulting
(2)	Source: Company estimates

MTS. One of our primary competitors in Russia is MTS. MTS is the largest GSM wireless operator in Russia in terms of the number of subscribers and has a greater share of the high usage subscriber market and greater frequency allocations than we do, which provides MTS with a potential advantage in the quality of its GSM-900 service. MTS reportedly holds licenses to operate wireless networks in areas populated by approximately 142.6 million people in 87 regions in Russia. We believe that MTS will continue to be our primary competitor in both the Moscow license area and the regions of Russia outside the Moscow license area for the foreseeable future.

According to independent sources, as of December 31, 2004, MTS had approximately 35.4 million subscribers in Russia and the CIS, including approximately 7.5 million subscribers in the Moscow license area and approximately 19.0 million subscribers in the regions of Russia outside the Moscow license area. MTS had a market share of approximately 44.5% in Moscow and 33.0% in the regions of Russia outside the Moscow license area as of December 31, 2004. In addition, in December 2004, MTS introduced an aggressive marketing campaign that provided free prepaid SIM cards to new subscribers. This resulted in a marked increase in MTS’s subscriber figures and market share for the month of December 2004, especially in the Moscow license area.

MegaFon. In addition to MTS, we also compete with MegaFon, the third largest wireless operator in Russia in terms of the number of subscribers. MegaFon holds GSM 900/1800 licenses to operate in all 89 regions of Russia. In the past, MegaFon has aggressively lowered tariffs in an effort to attract more subscribers, resulting in an average price per minute that is approximately 25.0% to 30.0% lower than other GSM operators.

According to independent sources, as of December 31, 2004, MegaFon had approximately 13.6 million subscribers in Russia and the CIS, including 1.8 million subscribers in the Moscow license area and 11.8 million subscribers in the regions of Russia outside the Moscow license area. MegaFon’s market share of subscribers was approximately 10.8% and 20.5% in the Moscow license area and the regions of Russia outside the Moscow license area, respectively, as of December 31, 2004. In 2003, Alfa Group acquired CT Mobile, which owns approximately 25.1% of Megafon’s common stock. For more information on Alfa Group’s ownership interest in MegaFon, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—MegaFon, a national telecommunications operator, may receive preferential treatment from the regulatory authorities and benefit from the resources of its shareholders, potentially giving it a substantial competitive advantage over us.”

Other competitors in Russia. In addition to MTS and MegaFon, which operate in all of the regions where we operate, we compete with a number of local GSM and D-AMPS operators. For example, we compete with Closed Joint Stock Company “Middle Volga Interregional Association of Radio and Telecommunication Systems,” or SMARTS, a company that holds licenses, either directly or indirectly through joint ventures, for GSM-900 networks in the Volga license area, certain parts of the Central and Central Black Earth license area, the Ural license area and the North Caucasus license area. Independent sources estimate that SMARTS had approximately 1.8 million subscribers in Russia as of December 31, 2004, representing approximately 2.4% of the Russian market. We also compete with Volga Telecom in Nizhny Novgorod and some other cities in the Volga super-region and UralSvyazinform in the Ural super-region. Tele2 also launched several networks in the Northwest, Siberia and some other regions. Recently, we also started to face competition from CDMA-450 operators, working under the “SkyLink” brand.

The Kazakh wireless telecommunications market

There are currently four wireless operators in Kazakhstan: KaR-Tel, GSM Kazakhstan LLP, JSC Altel and Telecom Service Ltd. The following table shows our wireless competitors in Kazakhstan and their respective market share as of December 31, 2004.

Operator	Subscribers	National Market Share
GSM Kazakhstan LLP	1,795,000	66.5%
KaR-Tel	859,000	31.8%
Others	46,000	1.7%

Source: Company estimates

K-Cell. KaR-Tel’s only GSM competitor in Kazakhstan is GSM Kazakhstan LLP, which markets its services under the “K-Cell” brand name. GSM Kazakhstan LLP was established in September 1998 pursuant to a joint venture between “Turkcell,” the largest mobile operator in Turkey, and Kazakhtelecom, the national telecommunications provider in Kazakhstan. In 2003, Turkcell sold its share in GSM Kazakhstan LLP to TeliaSonera. According to news reports, TeliaSonera and Kazakhtelecom owned approximately 51.0% and 49.0%, respectively, of K-Cell’s shares as of December 31, 2004. We estimate that K-Cell had approximately 1.8 million subscribers as of December 31, 2004, which, according to our estimates, represents a 66.5% market share. Because of its strategic relationships with TeliaSonera, GSM Kazakhstan LLP may have access to greater financial resources than our company in the future. Approximately 70.0% of GSM Kazakhstan LLP subscribers use its prepaid services under the Activ brand name.

Other competitors in Kazakhstan. JSC Altel is the oldest wireless services provider in Kazakhstan. JSC Altel rolled out its first network in 1994, operating in the analog N-AMPS standard. JSC Altel was the only wireless service provider until 1998 when the Kazakh government issued two GSM licenses—one to KaR-Tel and a second to GSM Kazakhstan LLP. JSC Altel’s market share has fallen dramatically since 1998, but in late 2003, it rolled out a new digital network in CDMA 2000-1x standard, in an attempt to introduce a more competitive product. Telecom Service Ltd. operates a N-AMPS network in Almaty and is reported to have fewer than 3,000 subscribers.

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

Third generation, or 3G, wireless technologies are beginning to be implemented in many countries. 3G technologies, including UMTS, are considered significantly superior to existing second generation standards, such as GSM and, therefore, are likely to become competing technologies in the future. The Ministry of Information Technologies and Communications is working on developing a regulatory framework for 3G services in Russia. Association-3G, an industry group charged with advising the Ministry of Information Technologies and Communications on the procedure for allocating 3G licenses, has proposed that our company, MTS and MegaFon each be issued a 3G license, and that a fourth license be issued to a fourth operator; however, there can be no assurance that 3G licenses will be issued based on this recommendation. Our company, MTS and MegaFon have each tested 3G networks in Russia. MegaFon and our company continue to run 3G test systems. The Ministry of Information Technologies and Communications has recently stated that it expects to announce the procedures for allocating 3G licenses and issue these licenses in 2006.

In July 2004, we completed testing EDGE technology with our major suppliers in several regions, including Moscow and the Northwest, Ural and North Caucasus super-regions. EDGE is an advanced technology that allows subscribers to connect to the Internet and send and receive data, including digital images, web pages and photographs, up to three times faster than an ordinary GSM/GPRS network. As a result, EDGE enables GSM operators to offer higher-speed mobile-data access to its subscribers.

CDMA may also become a competing technology for mobile data services. The former Ministry of Communications has granted licenses based on CDMA technology in the 450 MHz bands for the provision of mobile wireless services in a number of regions throughout Russia.

Seasonality

Our business is subject to certain seasonal effects. Specifically, sales of our contract and prepaid tariff plans tend to increase during the December holiday season, and then decrease in January and February. Our marketing efforts during periods of decreasing sales help to offset these seasonal effects. As with contract and prepaid tariff plans sales, minutes of use per subscriber also typically decreases in January and February. Our roaming revenues increase significantly from June to September, when many of our subscribers are traveling to vacation destinations outside of our network. Roaming on our network by subscribers of other networks tends to decrease during the December holiday season.

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

Our registered trademarks and service marks include our brand name, logos and certain advertising features. With respect to domain names, we have registered the “VimpelCom.com” domain name with Network Solutions, which is one of the principal domain name registration services for the Internet. We have also registered the “VimpelCom.ru,” “beeline.ru,” “beelinegsm.ru,” “beeonline.ru,” “beeplus.ru,” “beeline.kz” and certain other domain names with the Russian Scientific Research Institute on Development of Public Networks. Our copyrights are principally in the area of computer software for service applications developed in connection with our wireless and wireline network platform. We have copyrights to some of the designs we use in marketing and advertising our wireless services in Russia.

Properties

Our principal place of business is in a series of five buildings consisting of approximately 24,000 square meters that we own at 10 Ulitsa 8 Marta in Moscow. We use these buildings as an executive, administrative and sales office, warehouse and operating facility. The main switches for our D-AMPS network are also located at this site. In addition, we own a series of six buildings on Lesnoryadsky Pereulok in Moscow, constituting approximately 15,000 square meters, that are used as administrative offices and warehouse and operating facilities and that house the main switches for our Moscow GSM-900/1800 network. We also own a portion of a building in the center of Moscow on Ulitsa 1st Tverskaya Yamskaya consisting of approximately 3,000 square meters that we use as a sales and administrative office and subscriber service center.

We also own office buildings in some of our regional license areas and lease space on an as-needed basis.

The table below sets forth our GSM network switches in Russia and Kazakhstan as of December 31, 2004:

License Areas	Number of Switches
Moscow	10
Central and Central Black Earth	16
North Caucasus	14
Northwest	5
Volga	15
Siberian	11
Ural	6
Far East	4
Kazakhstan	7

As of December 31, 2004, we had 71 switches for our regional GSM networks with base station equipment as follows:

	GSM Base Stations	Base Station Controllers	Territorial Coverage (square kilometers)
Total regions	7,921	201	1,571,000

We believe that our properties are adequate for our current needs and that additional space will be available as needed.

Legal Proceedings

On January 10, 2005, KaR-Tel received an “order to pay” issued by the Fund in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.6 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The order does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004. On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order. That same day, KaR-Tel also delivered a similar petition to the Ministry of Justice of the Republic of Kazakhstan for forwarding to the Ministry of Justice of the Republic of Turkey. According to news reports quoting Turkish sources, the order is connected with claims by the Turkish government against the Uzan family, which purportedly used to own the Former Shareholders prior to the Former Shareholders being seized by the Fund. Such news reports, the content of which has not been confirmed by us, further state that the Fund is not seeking the entire US$5.5 billion from KaR-Tel alone, but sent orders for the full amount to approximately 200 different companies that were once controlled by members of the Uzan family. Although we believe that the order to pay is without merit and that any attempted enforcement of the order to pay in relevant jurisdictions outside of Turkey is subject to procedural and substantive hurdles, there can be no assurance that KaR-Tel will prevail with respect to the objections filed (either on substantive or procedural grounds), that these claims or others targeting VimpelCom’s ownership of KaR-Tel will not be brought by the Fund directly against VimpelCom or its other subsidiaries or that KaR-Tel and/or VimpelCom or its other subsidiaries will not be required to pay amounts owed in connection with the order or on the basis of other claims made by the Fund. The adverse resolution of this matter, and any others that may arise in connection with the order by the Fund or any other claims made by the Fund, could have a material adverse effect on our business, financial condition and results of operations, including an event of default under some or all of our outstanding indebtedness. For more information on this risk, and other risks associated with our acquisition of KaR-Tel, refer to the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may not realize the anticipated benefits from our acquisition of KaR-Tel, and we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with this acquisition” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Claims by the Former Shareholders and/or the Fund or others may prevent us from realizing the expected benefits of our acquisition of KaR-Tel, result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness and deprive us of the value of our ownership interest.”

On November 26, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions following a review of VimpelCom’s 2001 tax filing. The preliminary act stated that VimpelCom owed 2.5 billion Russian rubles (or approximately US$91.0 million at the exchange rate as of December 31, 2004) in taxes plus 1.9 billion Russian rubles (or approximately US$68.0 million) in fines and penalties in addition to amounts that VimpelCom previously paid in 2001 for taxes. The preliminary conclusions related to the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and its wholly-owned subsidiary, KB Impuls. On December 8, 2004, VimpelCom filed its objections to the preliminary act and on December 30, 2004, VimpelCom received a final decision from the tax inspectorate stating that the total amount of additional taxes to be paid by VimpelCom for the 2001 tax year had been reduced to 284.9 million Russian rubles (or approximately US$10.3 million at the exchange rate as of December 31, 2004) in taxes plus 205.0 million Russian rubles (or approximately US$7.4 million at the exchange rate as of December 31, 2004) in fines and penalties. The 88.9% reduction in the final decision by the tax inspectorate primarily related to the acceptance by the tax inspectorate of VimpelCom’s objection regarding the tax inspector’s claim concerning the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and its wholly owned subsidiary, KB Impuls, and the withdrawal of the related claim. A significant portion of the final tax decision (excluding fines and penalties) concern deductions for certain value added taxes that the authorities determined were taken in the wrong period.

On December 28, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions from a review of VimpelCom’s 2002 tax filing. The act states that VimpelCom owes an additional 408.5 million Russian rubles (or approximately US$14.7 million at the exchange rate as of December 31, 2004) in taxes plus 172.1 million Russian rubles (or approximately US$6.2 million at the exchange rate as of December 31, 2004) in fines and penalties. The act with preliminary conclusions for 2002 did not contain any claims concerning the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and KB Impuls. We filed our objections to the act containing preliminary conclusions and on February 15, 2005, we received a final decision from the tax inspectorate stating that the total amount of additional taxes to be paid by VimpelCom for the 2002 tax year had been reduced to 344.9 million Russian rubles (or approximately US$12.4 million at the exchange rate as of December 31, 2004) in taxes plus 129.1 million Russian rubles (or approximately US$4.7 million at the exchange rate as of December 31, 2004) in fines and penalties. A significant portion of the final tax decision for 2002 (excluding fines and penalties) concern deductions for certain value added taxes that the authorities determined were taken in the wrong period.

Although we do not agree with the final decisions for 2001 or 2002 by the tax inspectorate, we paid the taxes for 2001 and 2002. Notwithstanding such payments, on March 21, 2005, we sent an administrative complaint to the highest tax authority challenging the total amount owed of additional taxes in the final decision for 2001 from the tax inspectorate and, on March 30, 2005, we filed a court claim to dispute the decision of the tax authorities with respect to the 2002 tax audit. There can be no assurance, however, that the tax authority and/or court will find in our favor with respect to these complaints. Based on the amount of the final decision for 2001 and 2002, we understand that the Ministry of Internal Affairs should review this matter and decide whether to initiate a criminal investigation.

On December 10 and 17, 2004, two individual purchasers of our securities filed lawsuits in the United States District Court for the Southern District of New York claiming damages against our company, our Chief Executive Officer and our Chief Financial Officer. In substantially similar complaints, the two plaintiffs allege violations under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder on behalf of themselves and on behalf of all persons or entities who purchased our securities between March 25, 2004 and December 7, 2004. The principal allegations in the complaints relate to the act with preliminary conclusions from the review of our 2001 tax filing by the Russian tax inspectorate, which was described in a December 8, 2004 press release by our company. Subsequently, the Russian tax inspectorate issued a final decision of the review of our 2001 tax filing, which is described in the company’s December 30, 2004 press release. On February 8, 2005, the City of Westland Police & Fire Retirement System, or Westland, filed a motion to consolidate the two pending lawsuits, appoint Westland as lead plaintiff and appoint its counsel as lead counsel. We objected to Westland’s request for appointment as lead plaintiff. On April 26, 2005, the Court issued an order consolidating the two actions under the caption In re Open Joint Stock Company “Vimpel-Communications” Securities Litigation, 04 Civ. 9742 (NRB), appointing Westland as lead plaintiff and approving their selection of Lerach Coughlin Stoia Geller Rudman & Robins LLP as lead counsel. To date, we have not been served with copies of the complaints and our time to respond has not run. We believe that the allegations in these lawsuits are without merit and intend to defend against them vigorously. Nonetheless, there can be no assurance as to the outcome or effect of these lawsuits, or that these plaintiffs will not amend their complaints, or that we will not be subject to further such lawsuits by these or other plaintiffs. If an adverse outcome occurs in any such lawsuit, our business, financial condition and results of operations could be materially adversely affected.

On February 4, 2005, we received a decision of the Temruksky district court of Krasnodarsky Krai of a case brought by a minority shareholder which suspended the effectiveness of the provision in our charter requiring the supermajority vote of our board with respect to, among other things, the approval of the business priorities and strategic orientations of our company; acquisitions or sales of the shareholdings in other enterprises; approval of the annual budget and business plan (and approving transactions outside the scope of the approved budget); approval, amendment or termination of internal documents of our company (except those requiring shareholder approval); and appointment, dismissal and early termination of the authority of our CEO. The decision required us to amend this provision of our charter so that all issues, including those where there is a conflict of interest or an interested party transaction, would require a simple majority decision of our board members present and having the right to vote on the issue. The decision specifically referred to a potential acquisition of Wellcom by us in Ukraine and stated that a conflict of interest among various of our board members has been identified and therefore, our charter should be amended to provide that the decision should be approved by a simple majority of the board who are eligible to vote on the issue. We believe that the court misinterpreted, among other things, the Russian Law on Joint Stock Companies which provides that the charter may provide for a higher threshold for approval of board decisions than specified in the Law. We immediately appealed the decision of the Temruksky district court, but on March 10, 2005, the court rejected our motion to dismiss the decision. On March 18, 2005, we filed a cassation claim in the Cassation Court of Krasnodarsky Krai Court seeking to invalidate the decision of the Temruksky district court, but on April 12, 2005 the Cassation Court of Krasnodarsky Krai confirmed the lower court’s decision. In late April 2005, we received a notice from the Russian Supreme Court that in response to a petition filed on February 10, 2005 by our shareholder, Telenor East Invest AS, on April 13, 2005, the Russian Supreme Court stayed the enforcement of the lower court judgment pending review of the case by the Supreme Court.

In addition, this same minority shareholder has filed two other claims with the Arbitration (Business) Court of Krasnodarsky Krai, both of which have been transferred to the Arbitration (Business) Court of Moscow.

The first claim filed in October 2004 requested that an acquisition of Wellcom in Ukraine be declared valid. Initially (prior to the transfer of the case to the Arbitration (Business) Court of Moscow), the plaintiff requested injunctive relief to prohibit (1) certain directors from taking actions preventing us from approving the transaction and (2) the votes of such directors from being taken into account with respect to approval of this transaction. The injunctive relief was initially granted, then cancelled upon the request of the plaintiff, and subsequently, in response to an appeal by one of our directors nominated by Telenor and named in the claim and the injunction and by our shareholder, Telenor East Invest AS, a higher court invalidated the lower court’s ruling granting such injunctive relief on the grounds that the injunction violated applicable law. Thereafter, among the motions submitted by VimpelCom to the Arbitration (Business) Court of Moscow was a motion to dismiss the case because the plaintiff was not a shareholder at the time he initiated the lawsuit. In connection with such motion, we submitted documents evidencing that the extract from the shareholder register submitted to the court by the plaintiff was false. The court stated that this was not an appropriate basis on which to dismiss the case; however, the court held on April 12, 2005 that this would be a basis to reject the plaintiff’s claim. On April 12, 2005, in response to a motion by our shareholder, Telenor East Invest AS, the court approved the involvement of Telenor East Invest AS in this case as a third party without independent claims. On April 14, 2005, the plaintiff filed a new motion seeking an injunction to suspend the effectiveness of two provisions of VimpelCom’s charter: (1) the provision requiring that a quorum for board meetings consist of at least 2/3 of the board members including one representative nominated by each 25.0% shareholder (so that the quorum would be a simple majority of the board), and (2) the provision requiring a super-majority vote of our board for certain issues. Both we and Telenor East Invest AS have filed motions objecting to this request for injunctive relief, but the court has not yet ruled on these motions. The hearing of the case, including the motions relating to the request for injunctive relief, is scheduled to be held on May 14, 2005.

The second claim filed in the Arbitration (Business) Court of Krasnodarsky Krai in March 2005 requested that (1) three of VimpelCom’s directors, all nominated by Telenor, be declared interested in blocking a decision on the acquisition of Wellcom, (2) these directors be prohibited from participating in the decision under the rules applicable to interested party transactions, and (3) the provision in VimpelCom’s charter requiring a super-majority vote of our board be declared invalid. The claim also requested injunctive relief to suspend the provision in VimpelCom’s charter requiring a super-majority vote of our board for certain issues, and to prohibit named board members from voting on matters relating to the acquisition of Wellcom, but the court rejected this request by the plaintiff for injunctive relief. The plaintiff later submitted a motion to amend his complaint by adding three additional directors, nominated by Eco Telecom Limited, a member of the Alfa Group, to the list of directors to be considered interested in blocking the decision on the acquisition of Wellcom, to request that such directors be prohibited from voting on the above-mentioned issue and to name such directors as defendants in the suit. This motion by the plaintiff (as well as certain motions by VimpelCom and certain directors nominated by Telenor) has not yet been reviewed by the court. Satisfying VimpelCom’s motion, the case was transferred to the Arbitration (Business) Court of Moscow and the hearing is expected to occur in the Spring of 2005. There can be no assurance that VimpelCom will prevail at any stage of the litigation in any of the cases described, or that other claims regarding these or other provisions of VimpelCom’s charter or internal documents, or the way VimpelCom interprets such provisions, will not be made. In the event any decision becomes binding on us and then is overturned on subsequent appeals, any board approvals and transactions subject to the super-majority provisions of our charter concluded during that interim period when such decision was binding may be subject to challenge and invalidated as voidable or recognized as void. Any such consequences could lead to further litigation against the company, and could have an adverse effect on VimpelCom, its business, its expansion strategy and its financial results. Please see the section of this Annual Report on Form 20-F entitled, “Item 3—Key Information-D. Risk Factors—Risks Related to Our Business—We may not prevail in litigation initiated by a minority shareholder.”

On January 9, 2004, KB Impuls received a notice from Moscow Gossvyaznadzor alleging inadequacies in the documentation of the agency relationship pursuant to which our company acts as KB Impuls’s agent for concluding agreements with KB Impuls’s Moscow GSM subscribers. In the notice, Moscow Gossvyaznadzor used certain technical drafting issues in the subscriber agreements and the agency agreement as a basis for asserting first, that KB Impuls does not have any agreements with subscribers and, therefore, violated Russian law, and second, that our agency agreement with KB Impuls does not specifically provide that we shall sign subscriber agreements on behalf of KB Impuls, also in violation of Russian law. KB Impuls challenged the notice, and it was subsequently invalidated by the Moscow Arbitration Court. Moscow Gossvyaznadzor appealed the decision first to the Appellate Panel of the Moscow Arbitration Court and next to the Federal Arbitration Court of the Moscow district, but in each instance, the court found in KB Impuls’s favor. The statute of limitations for Moscow Gossvyaznadzor to appeal these decisions to the Higher Arbitration Court, the highest court in Russia that can consider such matters, has expired. Notwithstanding the favorable outcome, we are currently in the process of merging KB Impuls into VimpelCom based largely upon public statements made by the Minister of Information Technologies and Communications that a re-issuance of the licenses from KB Impuls to VimpelCom (which would be accomplished by this merger) would resolve the issues raised by the regulator.

On February 4, 2004, our company received a notice from the Moscow Prosecutors’ office declaring the initiation of a criminal case against us stemming from allegations by a small Moscow based company that we operated our business without a license. We immediately appealed and subsequently received a decision from the Moscow Prosecutors’ office dismissing the case. The company that made the allegations challenged the decision, but it was upheld by the Savelovsky Municipal Court of Moscow. A second appeal by this company was rejected by the Moscow City Court on July 19, 2004. This decision may be appealed to the Presidium of the Moscow City Court until July 19, 2005 and we cannot assure you that the decision to dismiss the criminal case and the upholding of such decision by the court will be upheld on further appeal. In addition, other criminal investigations may be launched into the activities of our company. Criminal investigations into our activities may have a material adverse effect on our business.

We are also involved in various other civil and administrative claims and lawsuits. For example, several of our subscribers have filed civil suits against us challenging our agency relationship with KB Impuls, claiming that VimpelCom provides telecommunications services without a license in Moscow and the Moscow region and/or claiming that their subscriber agreements should be terminated and that they should be compensated for all amounts paid to us. We have successfully defended our agency relationship against such claims by subscribers, either at the court of first instance or on appeal. However, in each of these cases, the subscribers have the right to appeal the decision. We cannot assure you that we will ultimately prevail in the pending litigation with the subscribers or that the appeals courts will rule in our favor if the subscribers appeal their adverse decisions. In addition, the tax authorities, telecommunications authorities and other regulatory bodies may file claims against us if, among other things, our subscriber agreements are declared invalid. For more information on this risk, refer to the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are subject to civil claims and administrative claims by our subscribers that may result in unfavorable outcomes that could adversely affect our business.”

In addition, some subscribers have filed claims against us alleging that we have engaged in fraudulent advertising, that we do not have the right to keep the balance on any prepaid account at the time the subscriber terminates service with us or the time for the use of such account has expired, and that the quality of our telecommunications services is not acceptable. Certain subscribers have also filed similar complaints with the anti-monopoly authorities. In several cases, the anti-monopoly authorities have found in favor of subscribers, ruling that the terms of our prepaid contracts violated the subscribers’ rights because unspent amounts under their prepaid contracts were not refunded when the contracts were terminated by the subscribers. We have settled with certain of these subscribers, appealed certain rulings of the anti-monopoly authorities and may appeal other rulings. We cannot assure you that similar claims will not be filed or that the rulings taken by the courts in the future will be in our favor, and adverse decisions may have an adverse effect on our company.

For more detail regarding the lawsuits involving our company, please refer to the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business.”

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

In the first half of the 1990s, the telephone administration in each region in Russia was converted into a separate joint stock company, creating approximately 89 regional operators and Rostelecom. Rostelecom is the largest national operator of domestic long-distance and international telecommunications services in Russia. The Russian Government controlled interests in most of these regional operators and subsequently placed them in a holding company called Svyazinvest. During 2002 and 2003, the 89 regional operators were consolidated into seven super–regional operators (not including the City of Moscow). The Russian Government currently holds an interest of 75.0% minus one share in Svyazinvest. According to press reports, the Russian Government intends to sell its entire interest in Svyazinvest in 2005, but will retain some control over the holding company due to Svyazinvest’s strategic importance to the state and its customers. Press reports have speculated that Sistema, which controls our biggest competitor, may, either alone or with a partner, participate in this privatization.

In addition to its fixed line holdings, Svyazinvest has holdings in certain cellular operators, such as OJSC North West Telecom. OJSC North West Telecom owns 15.0% of Telecominvest, which reportedly owns approximately 31.3% of MegaFon.

The fixed line telecommunications market in Moscow is dominated by MGTS. MGTS is the largest regional wireline service provider in Russia and offers local telephone services in Moscow. As of the end of 2003, MGTS reportedly had approximately 4.1 million subscribers. Although MGTS and Rostelecom are natural monopolies, a number of digital overlay network providers based in Moscow compete directly with the existing incumbents. Some of these competing providers have affiliations with MGTS or Rostelecom. These providers offer high quality local, domestic and international long distance telecommunications services through their networks and leased channels.

The Russian economy has unmet demand for both wireline and wireless telecommunications services. Wireline density in Russia varies geographically. As of the end of 2003, we estimate that the City of Moscow’s wireline density was approximately 65 lines per 100 people, compared to approximately 24 lines per 100 people throughout Russia. According to industry analysts, Russia had a wireline penetration rate of approximately 27.0% as of the end of 2004. In comparison, according to industry analysts, wireline penetration rates were approximately 36.0% in Hungary and 40.0% in the Czech Republic as of June 2003. Despite recent growth in Russia’s wireline market, Russia continues to have one of the lowest penetration rates in Europe.

The Russian Wireless Telecommunications Market

Significant opportunity for growth exists in the Russian market for wireless telecommunications services. Unmet demand and the lack of a highly developed telecommunications infrastructure in Russia have created numerous opportunities for wireless service providers, including offering wireless services as the primary form of telecommunications services in areas where wireline service is inadequate, particularly in the Russian regions. In 2004, Russia was the second fastest growing wireless service market in the world in terms in the number of subscribers. Russia’s mobile market grew by approximately 105.2% in 2004 in terms of the number of subscribers. In comparison, India’s subscriber market grew by approximately 66.0%, China’s by 24.0% and Brazil’s by 47.0%. According to independent analysts, Russia had an overall wireless penetration rate of approximately 51.2% as of December 31, 2004, compared to 25.0% as of December 31, 2003. Independent analysts also estimated that the wireless penetration rate as of December 31, 2004 was approximately 99.4% in the Moscow license area, 89.0% in St. Petersburg and approximately 44.8% in the regions of Russia outside of the Moscow license area. In comparison, according to industry analysts, wireless penetration rates were approximately 28.9% in Ukraine, 46.0% in Romania, 63.5% in Croatia, 97.3% in Slovenia and 104.4% in the Czech Republic as of December 31, 2004.

The table below indicates the number of subscribers, the wireless penetration rates and the annual subscriber growth in Russia (based on estimates of AC&M Consulting as of December 31, 2004, 2003 and 2002 and estimates of J’son & Partners & Sotovik.ru as of December 31, 2001 and 2000).

Period	Subscribers	Penetration Rate	Annual Subscriber Growth
2000	3,445,000	2.4%	154.2%
2001	8,040,000	5.5%	133.4%
2002	18,005,000	12.4%	123.9%
2003	36,230,000	25.0%	101.2%
2004	74,350,000	51.2%	105.2%

We expect several key factors to drive the growth in the number of wireless subscribers in Russia in the near future, including the following:

•	Continued expansion of the Russian economy should underpin the continuing growth in Russian per capita GDP and corresponding increases in net disposable per capita income. We expect this trend to be particularly evident in the regions;

•	Declining costs, including connection costs, prices of handsets, initiation deposits and tariffs, are expected to make wireless services more affordable to the mass market subscriber segment;

•	Significant advertising, marketing and distribution activities are expected to lead to increasing public awareness of, and access to, the wireless telecommunications market; and

•	Improving service quality, expanding coverage and an increasing range of value added services, coupled with the introduction of wireless Internet technology and information and content delivery, will drive the higher use of, and greater demand for, non-voice wireless services.

The Service is responsible for issuing certain telecommunications licenses and maintaining control over the licensing of GSM, AMPS, CDMA, NMT-450 and, in the future, 3G networks. Wireless telecommunications standards are either federal or regional standards. In most license areas, the former Ministry of Communications has issued licenses for two or three competing wireless telecommunications standards and has licensed at least two or three competing GSM wireless telecommunications service providers.

•	The former Ministry of Communications designated GSM, NMT-450 and IMT-MC0450, also known as CDMA-450, as federal standards and issued certain GSM, NMT-450 and CDMA-450 licenses.

•	The former Ministry of Communications initially issued GSM licenses on a region-by-region basis, but then modified this practice and issued GSM licenses for large geographical areas, or super-regions, covering several regions.

•	As of December 31, 2004, according to our estimates, the former Ministry of Communications had issued 163 GSM licenses, including 21 super-regional GSM licenses. As of December 31, 2004, we held 7 of the 21 GSM licenses that cover super-regions, including our GSM license for the Moscow license area. Because of the uncertainty created by the introduction of the New Law that became effective on January 1, 2004 and a number of regulations that needed to be promulgated under the New Law, no GSM licenses were issued during 2004. For more information regarding this New Law, please see the section of this Annual Report on Form 20-F entitled “Regulation of Telecommunications in the Russian Federation.”

•	The former Ministry of Communications designated AMPS as a regional standard, which allows local governments to participate in the development of telecommunications within their jurisdictions. Previously, the government of each region in Russia established licensing guidelines for AMPS and recommended licensees to the Ministry of Communications. Once the selection process was complete, the licenses were subject to the same federal regulations as all other telecommunications licenses. As of December 31, 2004, according to our estimates, the former Ministry of Communications had issued 58 AMPS/D-AMPS licenses. As of December 31, 2004, we held 14 of the 58 AMPS/D AMPS licenses. No AMPS/D-AMPS licenses were issued during 2004. The former Ministry of Communications has announced that by 2010 it may reallocate the frequency currently used by AMPS/D-AMPS license holders for other purposes.

•	The Ministry of Information Technologies and Communications has not yet finalized procedures for issuing licenses for 3G wireless networks with a frequency range of 1.9 to 2.1 GHz. Under Russian law, licenses to provide mobile telecommunications services on a frequency greater than 1800 MHz must be issued by competitive tender. Association-3G, an industry group charged with advising the former Ministry of Communications on the procedure for allocating 3G licenses, has proposed that we, MTS and MegaFon each be issued a 3G license, and that a fourth license be issued to a fourth operator. Although the former Ministry of Communications was expected to announce the procedures for allocating 3G licenses during the second half of 2002 and issue 3G licenses during 2003, no allocation procedures have been announced to date. The Ministry of Information Technologies and Communications has recently stated that it expects to announce the procedures for allocating 3G licenses and issue these licenses in 2006.

Wireless Technology

Overview

Wireless networks use a variety of radio frequencies to transmit voice and data. Broadly defined, the commercial wireless telecommunications industry includes one-way radio applications, such as paging or beeper services, and two-way radio applications, such as wireless services, personal communications services, or PCS, and enhanced specialized mobile radio services. Since the introduction of commercial wireless services in 1983, the wireless telecommunications industry has experienced dramatic worldwide growth. According to independent sources, an independent research and publishing company specializing in the wireless telecommunications industry, the number of global wireless subscribers was approximately 1.2 billion as of the end of 2004.

Wireless service is currently the predominant form of commercial mobile wireless voice telecommunications service. Wireless networks have historically been analog based systems, which use one continuous electronic signal that varies in amplitude or frequency over a single radio channel. However, over the last several years, wireless service providers have deployed digital service in most major metropolitan markets worldwide and in many rural and sparsely populated areas. Digital systems convert voice or data signals into a stream of digits that is compressed before transmission, enabling a single radio channel to carry multiple, simultaneous signal transmissions. This compression process increases the capacity of the wireless networks. This enhanced capacity, along with enhancements in digital protocols, allows digital based wireless technologies to offer new and enhanced services, such as greater call privacy, better fraud control, SMS and more complex data transmission features, including facsimile, e-mail, Internet and data network access.

Wireless networks are divided into multiple geographic coverage areas, known as cells. Each cell contains a transmitter, a receiver and signaling equipment. It is collectively known as the cell site. Microwave or wireline telephone circuits connect the cell site to a switch that uses computers to control the operation of the wireless network for the entire service area. The computers control the transfer of calls from cell to cell as a subscriber’s handset travels, coordinates calls to and from handsets, allocates calls among the cells within the network and connects calls to the local wireline telephone networks or to a long distance carrier. Because the signal strength of transmission between a handset and a cell site declines as the handset moves away from the cell site, the switching office and the cell site monitor the signal strength of calls in progress. When the signal strength of a call declines to a predetermined level, the switching office may hand-off the call to another cell site where the signal strength is stronger. Cells are typically designed on a grid, although terrain factors, including natural and manmade obstructions, signal coverage patterns and capacity constraints may result in irregularly shaped cells and overlaps or gaps in coverage.

The design, structure and operation of wireless networks require various supplemental arrangements in order for wireless service providers to offer a more complete package of wireless services. Wireless service providers establish interconnection agreements with local exchange carriers and inter exchange carriers, thereby integrating their network with the existing wireline network. In addition, wireless service providers normally agree to supply service to subscribers from other compatible wireless networks that are temporarily located in or traveling through their service areas in a practice called roaming. Roaming agreements usually require the subscriber’s wireless service provider to pay the serving carrier at rates prescribed by the serving carrier.

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

Wireless signal transmission is accomplished through the use of various forms of air interface protocols. Four distinct technologies have evolved as the most prevalent standards in Russia and have been deployed worldwide in wireless networks:

•	GSM is a digital standard that originated in Europe and is currently the world’s largest wireless standard. GSM-900 and GSM-1800 were developed with the goal of creating a unified pan-European standard, giving the user a near uniform service throughout Europe. GSM-1900 is used in the United States, Canada and in a number of countries in Latin America. GSM-900 is currently considered to be commercially more attractive than GSM-1800 because it requires fewer rebroadcasting stations and is more widespread in Europe, thus simplifying international roaming. GSM-1800 is more advantageous in densely populated urban areas. The most efficient application of GSM technology is a combination of GSM-900 and GSM-1800 in a unified wireless network that is commonly referred to as a dual band GSM-900/1800 network.

•	AMPS is an analog standard developed by Bell Labs in the 1970s and was first used commercially in the United States in 1983. AMPS operates in the 800 MHz band and is currently one of the world’s largest wireless standards. Time Divisional Multiple Access, or TDMA, was adopted and certified by the Cellular Telecommunications Industry Association. AMPS systems may be converted to D-AMPS networks using TDMA technology. Digital technology is an advanced technology that can offer increased network capacity, better sound quality, greater call privacy, better fraud control, SMS and more complex data transmission features relative to analog technology.

•	CDMA is a Qualcomm designed digital spread spectrum technology. CDMA is used most commonly in the United States and a number of countries in Asia. CDMA is characterized by high capacity, employing spread spectrum technology and a special coding scheme. In Russia, CDMA technology is used in two standards, IS-95 in the 800 MHz frequency range, or CDMA-800, and IMT-MC in the 450 MHz frequency range. The former Ministry of Communications has restricted CDMA-800 use to fixed networks.

•	NMT-450 is an early generation European analog standard developed by Ericsson and Nokia to service the rugged Scandinavian terrain. The advantages of digital standards are not available to subscribers using this standard.

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

REGULATION OF TELECOMMUNICATIONS IN THE RUSSIAN FEDERATION

The New Law, which came into effect on January 1, 2004, is the principal legal act regulating the Russian telecommunications industry. The New Law contemplates the issuance of various orders and regulations by the Russian Government to supplement the legal framework. As of the date of this Annual Report on Form 20-F, approximately one-third of the orders and regulations contemplated by the New Law have been promulgated. It is expected that during 2005-2006, more than 20 new orders and regulations will be issued. As a result, there is significant uncertainty regarding many aspects of the regulation of the telecommunications industry in Russia, including the wireless industry.

The New Law sets forth general principles for the regulation of the telecommunications industry, including a description of the institutional framework for the federal government’s involvement in the regulation, administration and operation of the telecommunications industry. The most important aspects of the New Law with respect to our business address the federal government’s authority to:

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

As discussed in more detail below, in order to establish and commercially launch a wireless telecommunications network, a company must receive, among other things:

•	a license to provide mobile telephony services using a specific standard and band of radio frequency spectrum;

•	permission to use radio frequency for its radio electronic devices, or REDs;

•	registration of its REDs with the Federal Surveillance Service for Communications;

•	permission for the operation of communications equipment; and

•	a decision on allocation of numbering resources.

In addition, a provider of telecommunications services must use telecommunications equipment that is certified as complying with specified technical requirements.

Regulatory Authorities

The Ministry of Information Technologies and Communications of the Russian Federation, which was separated from the former Ministry of Transport and Communications of the Russian Federation pursuant to Presidential Decree No. 649, dated May 20, 2004, is the federal body with executive power to regulate the telecommunications industry. According to the Regulation adopted by the Russian Government on June 26, 2004, the Ministry of Information Technologies and Communications received authority, previously vested in the Ministry of Transport and Communications, to set policy and adopt regulations in the area of communications (in accordance with the Constitution, federal laws, legal acts issued by the President and the Russian Government), and make proposals to the President and the Russian Government on issuance of legal acts regarding the following issues:

•	reorganization of the structure in the telecommunications area;

•	development of telecommunications;

•	international cooperation in the telecommunications area; and

•	security in the telecommunications area.

The Ministry of Information Technologies and Communications controls and coordinates the activity of numerous federal agencies, including the recently established Federal Communications Agency, Federal Surveillance Service for Communications and Federal Agency for Information Technologies.

Pursuant to Regulation No. 318 of the Russian Government dated June 30, 2004, or Regulation 318, the main functions of the Federal Surveillance Service for Communications, or the Service, relevant to our business and the wireless industry include the licensing of activities in the area of telecommunications and information technologies, control over telecommunications and information technologies, control over radiation of REDs and high frequency devices, the registration of REDs and high frequency devices.

Pursuant to Regulation No. 320 of the Russian Government dated June 30, 2004, or Regulation 320, the main functions of the Federal Communications Agency relevant to our business and the wireless industry include arranging for the implementation of inter state and federal special purpose programs in the area of telecommunications and information technologies, rendering services in the area of telecommunications and information technologies to the general public on the terms established by federal laws, including ensuring allocation and proper use of radio frequencies (radio frequency bands) intended for civil use and the numbering resources in accordance with the established procedure, arranging of operation, development and upgrade of the federal telecommunications, national information technologies and telecommunications structure, issuance of individual legal acts on the basis of and in furtherance of existing legislation and, maintaining registers, records and cadastres.

In addition to the bodies mentioned above, the Federal Security Service is primarily responsible for the development and maintenance of networks for the Russian Government and the Russian Ministry of Health Protection has some authority over the location of telecommunications equipment. Furthermore, the Federal Surveillance Service for Protection of Consumer Rights and Human Well-Being is responsible for the protection of consumer rights and the Federal Surveillance Service for Ecology and Use of Nature is responsible for regulating companies’ environmental compliance.

Licensing to Provide Telecommunications Services

Legal entities and individual entrepreneurs may render commercial telecommunications services only on the basis of a license to engage in such telecommunications services. On February 18, 2005, the Russian Government issued a regulation under No. 87, or Regulation 87, which lists the types of telecommunications activities for which a license is required under the New Law and establishes the material license terms for each of the activities. Regulation 87 became effective on March 11, 2005.

Under the New Law, the Service will issue licenses to provide telecommunications services on the basis of an application from an eligible applicant and, when applicable, on the basis of results of a tender or an auction. Under the New Law, licenses to provide telecommunications services may be issued for three to 25 years, and one person may hold several different licenses. Licenses are issued on the basis of the results of tenders (auctions, bidding) if:

(1)	telecommunications services are rendered with the use of a radio frequencies band, and the state commission for radio frequencies determines that the radio frequencies band available for rendering services limits the number of telecommunications operators that may provide services in a particular territory; or

(2)	a particular territory has limited access to the public service communications network, including limited numbering capacity, and the relevant federal executive body in the communications area determines that the number of telecommunications operators in such territory must be limited.

The Service has the right to renew an existing license upon application by an operator. A license renewal application may be rejected if, as of the date of submission of the application, the operator has been found to have violated the terms of the original license and such violations have not been cured.

The New Law provides that licenses may be re-issued by a relevant licensing body (currently, the Service) as follows:

(1)	Upon application by the license holder, the license may be re-issued to the legal successor of the license holder. For this purpose, the successor is required to furnish documents evidencing a) that the telecommunications networks and devices required to render telecommunications services under the license have been transferred to the successor and b) if radio frequencies are used to render telecommunications services on the basis of the license being re-issued, the permissions to use such frequencies have been transferred to the successor.

(2)	In the event of reorganization of a legal entity by means of a merger, take-over or transformation, the license can be re-issued on the basis of the successor’s application.

(3)	In the event of reorganization of a legal entity by means of a split or spin-off, the license will be re-issued upon application by the interested successor(s). For this purpose, the interested successor must furnish documents evidencing a) that the telecommunications networks and devices required to render telecommunications services under the license have been transferred to the successor and b) if radio frequencies are used to render telecommunications services on the basis of the license being re-issued, the permissions to use such frequencies have been transferred to the successor. If a successor challenges the right of another successor to have the license re-issued, the dispute between them shall be resolved in court.

(4)	In the event of reorganization of a legal entity or a change in the details of a legal entity or an individual entrepreneur specified in the license, the licensee shall, within 30 days of such reorganization or change, file an application to have the license re-issued and provide the documents confirming the changes specified in such an application. If such an application is not filed within the established period of time, the license shall cease to be effective.

(5)	The licensing body must re-issue the license within thirty days from the date of receipt of the relevant application.

(6)	The fee for re-issuance of a license is one thousand Russian rubles; the fee is paid to the federal budget.

(7)	Following license re-issuance, the licensing authority must amend the register of telecommunications licenses accordingly.

It is unclear which of the foregoing rules set forth in the New Law apply in different situations. For instance, in the event of a merger of one entity into another, with the latter being the legal successor to the former, it would appear that points (1), (2) and (4) may all apply but these provisions are contradictory. For instance, points (1) and (4) require the licensee to submit the application while point (2) requires the legal successor (or the entity that will be the legal successor) to submit the application. Furthermore, if the rules are interpreted to require the application to be filed within 30 days after a merger or consolidation is completed (i.e., after the licensee ceases to exist and all of its rights and obligations are transferred to a new legal entity which is its legal successor), then it is unclear under the New Law whether services may continue to be provided under the original license during such 30 day period.

We previously asked the Ministry of Information Technologies and Communications to clarify which of the above mentioned points should be applied in relation to the mergers of VimpelCom-Regions and KB Impuls into VimpelCom. On October 18, 2004, we received a response letter from the Service stating that, in the event of a merger of a licensee into another entity, the application for re-issuance of a license must be filed by the licensee’s legal successor within 30 days after the entry of the record on the termination of activities of the licensee (i.e., within 30 days after the completion of the merger) pursuant to point (4) above. Consistent with this guidance, VimpelCom submitted to the Service applications for re-issuance of VimpelCom-Region’s licenses to VimpelCom within the indicated timeframe. However, on December 28, 2004, we received a further letter from the Service stating that, although we had complied with the relevant requirements of the New Law, the Service was not in a position to re-issue the licenses previously held by VimpelCom-Region to VimpelCom until the Russian Government adopted the regulation establishing the types of telecommunications activities for which a license is required and the material terms and conditions associated with the relevant license for each of the activities as contemplated by the New Law. As previously noted, on February 11, 2005, the Russian Government adopted the required regulation (Regulation 87) and on February 28, 2005, VimpelCom re-submitted its applications to the Service for the re-issuance of VimpelCom-Region’s licenses to VimpelCom. On April 4, 2005, VimpelCom received letters from the Service stating that in accordance with Russian law, the Service decided to re-issue to VimpelCom an operating mobile communications license, referring specifically to each of the licenses previously held by VimpelCom-Region, including telecommunications licenses for the Central, Siberian, Volga, North Caucasus and Northwest super-regions. According to the letters, the new telecommunications licenses are being prepared by the Service. The letters did not refer to the frequencies and permissions required for VimpelCom to continue to provide service under the licenses.

The December 28, 2004 letter from the Service stated that VimpelCom, as the legal successor to VimpelCom-Region, may assume the obligations of VimpelCom-Region to provide wireless services under the licenses previously held by VimpelCom-Region prior to their re-issuance to VimpelCom. Furthermore, although the letter did not specifically include the frequencies and permissions related to the licenses previously held by VimpelCom-Region, VimpelCom has assumed the obligations of VimpelCom-Region with respect to those frequencies and permissions since they are directly related to the licenses and the ability of VimpelCom to provide wireless services under the licenses previously held by VimpelCom-Region. For a description of some of the risks associated with the re-issuance of VimpelCom-Region’s licenses to VimpelCom, please refer to the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If the telecommunications licenses, frequencies and other permissions previously held by VimpelCom-Region are not re-issued to us, or are not re-issued to us in a timely and complete manner, our business may be materially adversely affected.” For a description of some of the risks associated with the completion of the merger of KB Impuls into VimpelCom and the corresponding transfer of licenses, frequencies and other permissions, please refer to the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to complete our merger with KB Impuls or some or all of KB Impuls’s licenses, frequencies and other permissions are not re-issued to us during the merger process, our business may be materially adversely affected.”

The New Law identifies a limited number of reasons pursuant to which licenses to provide telecommunications services may be suspended by the Service. Prior to suspension, the Service may issue a warning that the license may be suspended if:

(1)	authorized state agencies identify a violation involving failure to comply with the rules established by the federal laws and other regulatory acts of the Russian Federation in the telecommunications area;

(2)	authorized state agencies identify violations of the license terms by the licensee; or

(3)	the licensee fails to render services for over three months, including failure to render services from the date specified in the license as the start-of-service date.

The Service may suspend a license if:

(1)	it identifies violations that may impair the rights, lawful interests, life or health of people, and provision for the needs of the state administration, including the presidential communications, the Russian Government’s communications, national defense needs, security of the state and law enforcement;

(2)	the permission of the state commission for radio frequencies for the use by the licensee of radio frequencies is cancelled, if such cancellation renders provision of services impossible; or

(3)	the licensee fails to comply with a notice issued by the Service which requires that an identified violation be cured, including a notice which was issued in connection with the warning of a potential suspension of the license.

A warning of a potential suspension of the license and the decision to suspend the license shall be communicated by the Service to the licensee in writing and shall contain the basis for such decision or warning within ten days from the date of such decision or warning. The Service must establish a reasonable period for the licensee to cure the violation which resulted in the warning of a potential suspension of the license. Such period may not exceed six months. If the licensee fails to cure the violation within the established period, the Service may suspend the license and request that a court cancel the license. If the licensee cures the violation which triggered suspension of the license, the Service must restore the license.

Further, the New Law provides that a telecommunications license may be cancelled for the following reasons:

(1)	a license may be cancelled by a court on the basis of a claim filed by an interested person or the Service if:

(a)	inaccurate information was contained in the documents which served as the basis for the decision to issue such license;

(b)	the licensee fails to cure the deficiencies which triggered the license suspension; or

(c)	the licensee fails to perform the obligations it assumed in the course of the tender (auction, bidding) if the license was issued on the basis of the results of a tender (auction, bidding).

(2)	the Service will cancel a license in the following cases:

(a)	liquidation of a legal entity or winding up of its activities as a result of a reorganization, except for a reorganization in the form of a transformation;

(b)	certificate of state registration of an individual as an individual entrepreneur ceases to be in effect;

(c)	licensee files a request to cancel the license; or

(d)	the license fee is not paid within three months from the date on which the applicant is notified of the license issuance.

If the license is cancelled, the license fee will not be refunded. The decision of the Service to cancel a license must be communicated to the licensee within ten days from the date of such decision and may be appealed in court.

A licensee must pay a fee for a review of an application for issuance of a license in the amount of 300 Russian rubles, and a fee for the issuance of a telecommunications license (i) in the amount of 15,000 Russian rubles (which is applicable, among other things, to licenses for telecommunication services involving use of the radio frequencies spectrum) or 1,000 Russian rubles (depending on the types of services to be provided under the license) multiplied by the number of constituent subdivisions of the Russian Federation where the services are supposed to be provided under the license, or (ii) in the amount established by the terms of the tender (auction, bidding) if the license is issued on the basis of the results of a tender (auction, bidding). Licenses issued prior to the enactment of the New Law and Regulation 87 generally contain a number of other detailed conditions, including a date by which service must begin, requirements for adhering to technical standards and a schedule of the capacity of the network that the licensee must attain. The license conditions issued prior to the enactment of the New Law and Regulation 87 also require that the license, by specified dates, cover either i) a specified percentage of the territory for which the license is issued or ii) a specified number of cities within the territory for which the license is issued. Pursuant to Regulation 87, the license conditions must include the period during which the licensee is entitled to provide the relevant services, the start-of-service date, and the territory in which the relevant services are to be provided, as well as certain other conditions depending on the type of the licensed activity.

Universal Services Fund

Pursuant to Regulation No. 243 of the Russian Government, dated April 21, 2005, effective on or around July 1, 2005, all telecommunications operators are required to make compulsory payments to a “universal services fund” in the amount of 1.2% of each operator’s revenues, which shall be calculated as the difference between the revenues from telecommunications services provided in the general access network and revenues from interconnection services and routing traffic services in the general access network. Amounts paid as value added tax are excluded from the calculation of revenues. The fees are payable quarterly. The fund was formed in order to compensate operators for losses from offering universal services in distant regions of Russia.

Radio Frequency Allocation

Before the New Law came into effect, after obtaining a license, wireless telecommunications operators had to apply for frequencies in order to operate a network. Under a regulation adopted by decision of the State Radio Frequencies Commission within the Ministry of Information Technologies and Communications on August 9, 2004, the Regulation on Frequency Allocation, pursuant to the New Law, a decision on allocation of radio frequencies is made by the Federal Communications Agency within 120 days after submission of an application by an operator. The decision on whether to allocate radio frequencies is based on the conclusions of the Radio Frequency Service, a service within the Federal Communications Agency. Among other factors, the Radio Frequency Service evaluates the electromagnetic compatibility of the allocation. The Service’s determinations require the approval of the Defense Ministry and the Federal Security Service of the Russian Federation. The regulations governing the Radio Frequency Service have yet to be adopted. Under the New Law, permits for the use of radio frequencies are granted for ten years or a shorter period if such shorter period is indicated in the application. Under the Regulation on Frequency Allocation, a permit may be extended if the conditions for the use of radio frequencies, as indicated in the permit, are unchanged. Extensions are effected by way of an addendum to the permit. Further, a permit for use of radio frequencies may be re-issued to a legal successor of a reorganized operator without additional approvals from the Ministry of Defense and/or the Federal Security Service provided that certain requirements are met. In addition, the new entity must submit documents to the Federal Communications Agency confirming that it is the legal successor to the rights and obligations of the reorganized operator.

Pursuant to the Regulation on Frequency Allocation and Regulation 320, the Federal Communications Agency is responsible for examination of electromagnetic compatibility, allocation of radio frequencies and further registration of radio frequencies allocations. Pursuant to Regulation 318, the Federal Surveillance Service for Communications is responsible for registration of REDs and high frequency devices.

Prior to enactment of further regulations, we continue to pay for the use of the radio frequencies spectrum on the basis of Government Decree No. 552, dated June 2, 1998, “On Payments for the Use of Radio Frequency Spectrum,” and on the basis of Government Decree No. 895, dated August 6, 1998, “On Approval of Regulations on Payment for the Use of the Radio Frequency Spectrum in the Russian Federation.” These decrees require all operators to pay an annual fee (set by the state radio frequencies service and approved by the former Anti-Monopoly Ministry) for the use of their frequency spectrums. In addition, the New Law provides that the users of the radio frequency spectrum shall make a one-time payment and annual payments for the use of the spectrum to ensure control over radio frequencies, conversion of the radio frequencies spectrum and financing for the transfer of the operating REDs to other radio frequency bands. Under the New Law, the Russian Government is required to define the amounts of payments, the procedure for the transfer of such payments and the use of proceeds from such payments.

Pursuant to an amendment to the New Law, which came into effect on January 1, 2005, state surveillance over activities in the telecommunications area is funded by the Russian Government. Prior to the amendment, operators were required to pay a monthly amount equal to 0.3% of the revenues generated from the provision of communications services.

Equipment Certification

Telecommunications equipment used in Russia requires confirmation of compliance with certain technical requirements in the area of telecommunications and information technologies. The Federal Communications Agency is responsible for confirming compliance. The design, production, sale, use or import of encryption devices, which include some commonly-used digital wireless telephones, requires a license and equipment certification from the Federal Security Service.

Numbering Capacity

Numbering capacity is considered a “scarce” resource and therefore is allocated pursuant to a procedure established by the Russian Government. In the past, numbering capacity was allocated through Open Joint Stock Company “Giprosvyaz,” a company controlled by the former Ministry of Communications. However, under the New Law, numbering capacity is to be issued on the basis of a governmental regulation specifying the procedure for allocation and use of numbering resources. This regulation, Regulation 350, was issued by the Russian Government on July 13, 2004. Under Regulation 350, the Federal Communications Agency is responsible for allocating numbering resources and for determining whether such resources are limited, and, in cases stipulated by the New Law, the Federal Communications Agency may change the allocated numbering capacity or withdraw it in full or in part. Further, the Federal Communications Agency is responsible for re-issuance of decisions on allocation of numbering capacity if an operator is reorganized. Under the New Law and Regulation 350, the Federal Communications Agency must adopt a decision on allocating numbering capacity within 60 days of receiving an application. Pursuant to Regulation 318, the Service will be responsible for control over compliance with the procedure of allocation and proper use of numbering resources. Under the New Law, an operator is required to pay a state duty for the allocation of numbering capacity. The amount of the duty is established in the Tax Code of the Russian Federation at 10 Russian rubles per number.

Pricing, Competition and Interconnections

The New Law generally provides that tariffs for telecommunications services may be negotiated between providers and users, although tariffs for some types of telecommunications services (e.g., provision of long distance telephone connections to fixed-line users, provision of local telephone connections to fixed-line users) may be regulated by the federal government. Wireless telecommunications operators are free to set their own tariffs.

However, the New Law prohibits the use of a dominant position to hinder, limit or distort competition and it requires federal regulatory agencies to promote competition among wireless service providers. Under the New Law, an operator that, together with its affiliated entities, has at least 25.0% of the overall traffic in a certain geographic area or throughout the Russian Federation, is considered an operator occupying a significant position in the communication network of general use, or a Significant Operator. Significant Operators are subject to greater regulation by the Russian Government. At present, neither we nor our Russian subsidiaries are included in the register of subjects of natural monopolies. Therefore, neither we nor our Russian subsidiaries are subject to these regulations. However, if either we or our Russian subsidiaries were considered to be Significant Operators under the New Law, then certain regulations would apply, such as limitations on increases in tariffs for interconnection services and services for traffic channeling.

Russian legislation also prohibits operators of public switched telephone networks from refusing to provide connections or discriminating between operators. However, a regional fixed line operator may charge different interconnection rates to different wireless telecommunications operators, subject to certain limitations.

Furthermore, Russian legislation (in particular, the General Scheme for Creation and Development of the Federal Network of Mobile Radio Telephone Communications of General Use in GSM Standard in Russia, approved by Decision No. 50 of the State Commission for Electric Communication, dated December 25, 2002) provides that international connections of calls to or from GSM networks must be completed through Rostelecom. For a description of some of the risks associated with this requirement, please refer to the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are required to route our international traffic from our GSM subscribers in Russia through Rostelecom, but we cannot provide assurances that Rostelecom will have sufficient capacity or that the regulator will confirm that our routing of traffic complies with this requirement.”

Compliance with Government Surveillance System

The New Law provides that telecommunications may be intercepted only pursuant to court order. Federal Law No. 144-FZ, dated August 12, 1995, “On Operational Investigative Activities,” initiated a surveillance system, known as SORM, which is operated partly by the Federal Security Service, a government agency responsible for surveillance. In 1997, the former Ministry of Communications and the Federal Security Service reached an agreement on matters relating to the implementation of SORM in the telecommunications industry. SORM requires telecommunications providers to ensure that their networks are capable of allowing the government to monitor electronic traffic and requires telecommunications providers to finance the cost of additional equipment needed to make their systems compliant. Recent legislation extended access to electronic traffic to three other state agencies, including the tax authorities. Currently, we are in compliance with Russian law requirements related to SORM and, accordingly, certain government agencies are able to monitor electronic traffic on our network.

Regulation of the Internet

Currently, there is no comprehensive regulatory scheme directly applicable to Internet content. As a result, it is somewhat unclear what type of licenses may be required for the provision of Internet and Internet related services. The Russian media has reported, however, that the Russian parliament has recently begun to consider the possibility to issue legislation regarding Internet content.

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

Overview

We are a leading provider of wireless telecommunications services in Russia, operating under the “Beeline” brand name. “Beeline” is one of the most recognized brand names in Russia. We also provide wireless telecommunications services in Kazakhstan, operating under the “K-mobile” and “EXCESS” brand names. We began rolling out the “Beeline” brand name in Kazakhstan in April 2005. Based on independent estimates of the number of subscribers of our competitors, we estimate that our market share of subscribers in Russia was 34.6% as of December 31, 2004, compared to 31.6% as of December 31, 2003. Using the same sources, we estimate that our market share in the Moscow license area was 44.2% as of December 31, 2004, compared to 49.3% as of December 31, 2003, and that our market share in the regions outside of the Moscow license area was 31.8% as of December 31, 2004, compared to 23.3% as of December 31, 2003. We believe that increased competition among existing telecommunications service providers, coupled with a shortage of numbering capacity in Moscow during the second quarter of 2004, resulted in the decrease in our market share in the Moscow license area in 2004. According to our estimates, as of December 31, 2004, our market share of subscribers in Kazakhstan was approximately 31.8%.

As of December 31, 2004, our GSM licenses permitted us to operate wireless networks in areas in Russia populated by approximately 136.0 million people, or approximately 94.0% of the Russian population. We held GSM licenses for seven out of Russia’s eight super-regions, including the Moscow license area, as of December 31, 2004. Additionally, as of December 31, 2004, we held GSM licenses for six smaller regions located within the seven super-regions, including the Moscow license area, and we held GSM licenses for three of the 15 regions within the Far East super-region. As of December 31, 2004, we also held a national GSM-900 license for the entire territory of Kazakhstan.

Our company has three reportable segments—the Moscow license area, the regions of Russia outside of the Moscow license area and Kazakhstan. The Moscow license area includes the City of Moscow and the Moscow region. The regions outside of the Moscow license area include all other regions of the Russian Federation, including the City of St. Petersburg. Kazakhstan includes the entire territory of Kazakhstan. Our management analyzes the reportable segments separately because of different economic environments and the different stages of development of markets of wireless telecommunications services in different regions, which require different investment and marketing strategies. The Moscow license area is a more developed market for our company’s services compared to the regions of Russia outside of the Moscow license area and Kazakhstan.

The Moscow market

Industry analysts estimate that during the year ended December 31, 2004, approximately 5.4 million new subscribers were added in the Moscow license area, representing an increase of approximately 47.0% in the number of subscribers in the Moscow license area as compared to the year ended December 31, 2003. Industry analysts also estimate that there were approximately 16.9 million subscribers in the Moscow license area as of December 31, 2004, where the penetration rate increased to 99.4% from 67.6% as of December 31, 2003. According to AC&M Consulting, the penetration rate in the Moscow license area exceeded 100.0% by February 2005.

Our Moscow subscriber base increased from approximately 5.7 million as of December 31, 2003 to approximately 7.5 million as of December 31, 2004, an increase of approximately 31.6%. In 2005, we intend to maintain our strong market position in the Moscow license area. While we expect our subscriber base to continue to grow, the Moscow license area market is approaching saturation, and, therefore, we expect increased competition, particularly from MTS and MegaFon, and a reduction in the annual growth rates of new subscribers and revenue in the Moscow license area market. In December 2004, MTS introduced an aggressive marketing and pricing plan designed to increase its share of the Moscow subscriber market. MegaFon has also introduced certain marketing and pricing plans in the past in an effort to boost its Moscow market share. According to independent sources, as of December 31, 2004, MTS’s and MegaFon’s market share in the Moscow license area was approximately 44.5% and 10.8%, respectively, compared to our market share of approximately 44.2%.

The regional market

Industry analysts estimate that during the year ended December 31, 2004, approximately 32.7 million new subscribers were added in the regions of Russia outside of the Moscow license area, representing an increase of approximately 132.4%. As of December 31, 2004, industry analysts also estimate that there were approximately 57.4 million subscribers in the regions outside of the Moscow license area, where the penetration rate increased to 44.8% from 19.3% as of December 31, 2003. We believe that the mobile telecommunications market in the regions of Russia outside of the Moscow license area will continue to expand rapidly over the next couple of years, after which we expect growth to slow as the market becomes saturated.

Our regional growth has exceeded the overall growth trend. We expanded our subscriber base in the regions outside of the Moscow license area from approximately 5.8 million subscribers as of December 31, 2003 to approximately 18.2 million subscribers as of December 31, 2004, an increase of approximately 213.8%. We have expanded in the regions primarily through organic growth, augmented by a few selective acquisitions of existing operators primarily for the purpose of obtaining their subscribers or to gain access to regions for which we did not have licenses. In 2003, we expanded our operations into the Northwest and Urals super-regions, bringing our license portfolio coverage to approximately 92.0% of Russia’s population. Our acquisition of DalTelecom in the Far East super-region on June 30, 2004 further expanded our license portfolio coverage to approximately 94.0% of the Russian population. According to independent estimates, MTS’s and MegaFon’s market share in the regions outside of the Moscow license area as of December 31, 2004 was approximately 33.0% and 20.5%, respectively, compared to our market share of approximately 31.8%.

The Kazakh market

On September 3, 2004, we acquired 100.0% of KaR-Tel through the purchase of 100.0% of the issued and outstanding shares of KaR-Tel’s parent company, Limnotex, which represented our first expansion outside of Russia. In accordance with our previously disclosed plans to involve a partner with local knowledge in KaR-Tel, we have entered into a share purchase agreement to sell a minority interest of 50.0% minus one share in the parent company of KaR-Tel to Crowell. The purchase price is US$175.0 million. The closing of the sale is subject to certain conditions and is expected to occur during the second quarter of 2005. Crowell paid an initial deposit of US$20.0 million at signing and a subsequent deposit of US$20.0 million on April 28, 2005, both of which are non-refundable in certain instances. In addition, we have entered into a shareholders agreement with Crowell that, among other things, grants a call option to us to reacquire 25.0% minus one share of the parent company of KaR-Tel at any time after the closing of the sale and an additional call option to reacquire up to the final remaining 25.0% share in case of a deadlock at a shareholders meeting, in each case at a price based upon a prescribed formula.

According to our estimates, as of December 31, 2004, we had approximately 859,000 subscribers in Kazakhstan, representing, according to our estimates, a 31.8% market share. Industry analysts estimate that the number of subscribers in Kazakhstan as of December 31, 2004 was approximately 2.7 million, which represented a penetration rate of approximately 18.1%. Given the current level of penetration, we believe that the mobile telecommunications market in Kazakhstan will continue to expand rapidly. For a description of some of the risks associated with our acquisition of KaR Tel, please refer to the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may not realize the anticipated benefits from our acquisition of KaR-Tel, and we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with this acquisition” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Claims by the Former Shareholders and/or the Fund or others may prevent us from realizing the expected benefits of our acquisition of KaR-Tel, result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness, and deprive us of the value of our ownership interest.”

Certain Performance Indicators

In the years ended December 31, 2004 and 2003, we increased our revenues primarily by increasing our number of subscribers. We increased our number of subscribers primarily through organic growth, which was augmented by a few select acquisitions. On June 30, 2004, we gained approximately 322,000 subscribers as a result of acquiring approximately 93.5% of the outstanding shares of DalTelecom. On September 3, 2004, we gained approximately 600,000 subscribers as a result of acquiring 100.0% of KaR-Tel’s parent company, Limnotex. Approximately 3.9% and 3.5% of our consolidated total operating revenue in each of the years ended 2004 and 2003, respectively, was generated by subsidiaries acquired in each such year, with the remaining increase in total operating revenues generated through organic growth and greenfield roll-outs. In the years ended 2004 and 2003, we gained approximately 967,700 and 193,000 subscribers, respectively, as a result of our acquisitions of controlling interests in other wireless telecommunications companies (measured as of the date of acquisition). Beginning with the first quarter of 2005, we introduced a new statistic with respect to our subscribers, namely, the number of our “active subscribers.” A subscriber is considered active if the subscriber’s activity resulted in revenue inflow to our company during the most recent three months. Such activity includes all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS and MMS, and data transmission and receipt sessions, but such activity does not include incoming SMS and MMS sent by our company or abandoned calls. As of March 31, 2005, we had approximately 30.7 million subscribers, of which 88% were active subscribers.

We offer both contract and prepaid services to our subscribers. The following table indicates our subscriber figures, including the number of subscribers in the Moscow license area, the regions of Russia outside the Moscow license area and Kazakhstan, as well as our prepaid subscribers as a percentage of our total subscriber base, for the periods indicated.

	As of December 31,
	2004	2003	2002
Total number of subscribers:	26,583,700	11,436,900	5,153,100
Moscow	7,476,900	5,659,600	3,712,700
Regions	18,247,800	5,777,300	1,440,400
Kazakhstan	859,000	—	—
Percentage of prepaid subscribers	88.2%	86.9%	79.0%

We define our churn rate as the total number of subscribers disconnected from our network in a given period expressed as a percentage of the midpoint of the number of our subscribers at the beginning and end of that period. We consider a subscriber to have been disconnected if the subscriber is a contract subscriber who has not made a payment, or committed to make a payment, for a period of two months from the due date of his or her invoice or if the subscriber is a prepaid subscriber who has had his or her account suspended for a period of 180 days. Our current policy is to terminate our prepaid subscribers 180 days after their services have been suspended. Prepaid subscribers’ services are suspended immediately upon their balance reaching $0 or below or if a prepaid subscriber had no payable transactions during the past 180 days. However, in the past, we have terminated suspended and/or inactive subscribers earlier than 180 days in order to reuse telephone numbers in response to shortages of available federal numbers.

The following table shows our churn rates for the periods indicated:

	As of December 31,
	2004	2003	2002
Total churn rate	29.6%	39.3%	30.8%
Moscow churn rate	38.3%	46.6%	33.9%
Regions churn rate	24.0%	29.2%	14.5%
Kazakhstan churn rate	19.0%	—	—

Migration of subscribers from our D-AMPS network to our GSM network, as well as migration between prepaid and contract forms of payment, is technically recorded as churn, thereby contributing to our churn rate, although we do not lose those subscribers. Similarly, a large proportion of prepaid customers who changed tariff plans by purchasing a new SIM card with our company are also counted as churn.

We believe that the decrease in our churn rate in 2004 compared to 2003 reflects the effects of an increasing proportion of our customer base coming from the regions of Russia and Kazakhstan, which traditionally have lower churn rates than the Moscow license area, and our customer loyalty and retention marketing efforts over the past year. Beginning in early 2004, we began developing marketing programs to increase subscriber loyalty among all of our subscriber segments in an effort to decrease our churn rate, including restructuring our dealer commissions to reward dealers for subscriber loyalty. The benefits of these efforts were offset by an increase in churn in the second and third quarters of 2004 due primarily to a shortage in federal numbering capacity during those periods.

The increase in our churn rate in 2003 compared to 2002 was primarily the result of increased marketing competition and a large number of first time users of mobile telecommunications services who typically migrate between tariff plans and operators more frequently than established users of mobile telecommunications services.

While our subscribers and revenues have grown during each of the years ended December 31, 2004, 2003 and 2002, our average monthly service revenues per subscriber, or ARPU, have been decreasing. ARPU is a non-U.S. GAAP financial measure calculated for each month in the relevant period by dividing our service revenue during that month, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our subscribers during the month. See “—Additional Reconciliations of Non-U.S. GAAP Financial Measures (Unaudited)” for more information regarding our use of ARPU as a non-U.S. GAAP financial measure.

The following table shows our monthly ARPU for the periods indicated:

	Years ended December 31,
	2004		2003		2002
Total ARPU	US$	10.2	US$	13.7	US$	18.2
Moscow ARPU	US$	14.7	US$	16.4	US$	19.4
Regions ARPU	US$	8.0	US$	11.0	US$	12.4
Kazakhstan ARPU	US$	15.7		—		—

ARPU declined from US$18.2 during 2002 to US$13.7 during 2003, and to US$10.2 during 2004. The decline in ARPU during each of these periods was primarily attributable to our tariff reductions in response to increased competition and to an increase in the number of our mass market subscribers as a proportion of the total number of our subscribers. Tariff reductions decrease revenues from subscribers and thereby directly decrease ARPU. Tariff reductions indirectly decrease ARPU by attracting proportionately more mass market subscribers, who typically generate lower ARPU as compared to corporate and business subscribers. In addition, an increase in the proportion of intra network traffic where all incoming calls are free led to an effective decline in average price per minute, which also contributed to the decline in ARPU during 2004. In the near term, we expect competition to continue to put pressure on tariff pricing. However, in the longer term we expect price competition to decrease as telecommunications operators will seek to stabilize margins and diminished price competition will, in turn, result in fewer tariff reductions. As we increase the number of subscribers in the regions outside of Moscow, we expect an increasing proportion of our subscribers to be mass market subscribers. Over the next several years, we expect the decline in ARPU to continue as we expect our mass market subscriber base in the regions to grow faster than our other subscriber segments. However, in the longer term we expect increased growth in our revenues from value added services. If this happens, we expect that ARPU will stabilize as downward pressure on ARPU from growth in the mass market segment will be balanced by proportionate growth in the use of our value added services, which typically yield a higher level of ARPU.

Beginning with the first quarter of 2004, we decided to introduce a new definition of minutes of use per subscriber, or MOU, based on total minutes of usage (including both billable minutes of usage and free minutes of usage) instead of only billable minutes used in the previous definition. We believe that the new definition better reflects the relationship between traffic and revenues, operating costs and capital expenditures.

The following table shows our monthly MOU for the periods indicated calculated under the new definition (including both billable and free minutes of usage). MOU calculated under the new definition for years ended prior to 2003 are not available as prior to 2003 we did not separately determine and report free minutes of usage.

	As of December 31,
	2004	2003	2002
Total MOU	96.5	97.9	N/A
Moscow MOU	115.9	106.0	N/A
Regions MOU	83.7	86.5	N/A
Kazakhstan MOU	69.3	—	—

Total MOU declined during the year ended December 31, 2004 as compared to the year ended December 31, 2003, with the increase in MOU in Moscow during the first half of 2004 offset by the decrease in MOU in the regions during the same period. The increase of MOU in Moscow during the year ended December 31, 2004 as compared to the year ended December 31, 2003 was primarily attributable to various discounts and offers of free minutes of usage provided as part of our intensive marketing campaigns instituted as part of our efforts to maintain market share in Moscow. The decrease in MOU in the regions during the year ended December 31, 2004 as compared to the year ended December 31, 2003 was primarily attributable to an increase in the number of new subscribers who are first time users who typically use their cellular telephones less than more established subscribers.

For informational purposes, the following table shows our monthly MOU for the periods indicated calculated under the previous definition (including only billable minutes of usage):

	As of December 31,
	2004	2003	2002
Total MOU	N/A	89.8	92.3
Moscow MOU	N/A	87.9	93.6
Regions MOU	N/A	92.4	84.7
Kazakhstan MOU	N/A	—	—

Mergers and Recently Completed Acquisitions

On November 26, 2004 we completed the merger of VimpelCom-Region into VimpelCom. Under the terms of the merger, Telenor and Alfa Group received, respectively, 3,648,141 and 7,300,680 newly-issued common shares of VimpelCom. As a result, Telenor now owns approximately 26.6% and 29.9%, respectively, and Alfa Group now owns approximately 32.9% and 24.5%, respectively, of VimpelCom’s total voting stock and common shares. In accordance with the New Law, VimpelCom promptly filed applications with the Service for the re-issuance of VimpelCom-Region’s licenses to VimpelCom. On December 28, 2004, we received a letter from the Service stating that, although we had complied with the relevant requirements of the New Law, the Service was not in a position to re-issue the licenses previously held by VimpelCom-Region to VimpelCom until the Russian Government adopted regulations establishing the types of telecommunications activities for which a license is required and the material terms and conditions associated with such license as contemplated by the New Law. The letter further stated that VimpelCom, as the legal successor to VimpelCom-Region, could assume the obligations of VimpelCom-Region to provide wireless services under the licenses previously held by VimpelCom-Region prior to their re-issuance to VimpelCom. Upon receipt of the letter on December 28, 2004, we immediately re-filed our applications with the Service for the re-issuance of the licenses previously held by VimpelCom-Region and on January 27, 2005, the Service returned copies of our applications to us. On February 11, 2005, the Russian Government adopted the required regulation and on February 28, 2005, VimpelCom re-submitted its applications to the Service for the re-issuance of VimpelCom-Region’s licenses to VimpelCom. On April 4, 2005, VimpelCom received letters from the Service stating that in accordance with Russian law, the Service decided to re-issue to VimpelCom an operating mobile communications license, referring specifically to each of the licenses previously held by VimpelCom-Region, including telecommunications licenses for the Central, Siberian, Volga, North Caucasus and Northwest super-regions. According to the letters, the new telecommunications licenses are being prepared by the Service. The letters did not refer to the frequencies and permissions required for VimpelCom to continue to provide service under the licenses.

For a description of some of the risks associated with the re-issuance of VimpelCom-Region’s licenses to VimpelCom, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If the telecommunications licenses, frequencies and other permissions previously held by VimpelCom-Region are not re-issued to us, or are not re-issued to us in a timely and complete manner, our business may be materially adversely affected.”

We initiated the VimpelCom-Region merger process to create a stronger platform for future expansion, simplify our company’s capital structure and give our company full exposure to the growth potential in the regions. Pursuant to the merger, VimpelCom acquired the remaining 44.69% of VimpelCom-Region stock that it did not own through the exchange of newly issued shares of VimpelCom to Alfa Group and Telenor. Because the acquisition was recorded under the purchase method of accounting, the excess of the acquisition cost over the fair value of 44.69% of the identifiable net assets of VimpelCom-Region was recorded as goodwill, and the goodwill is subject to an annual impairment test. Our additional paid-in capital was increased to the extent of the excess of the market value of the common stock of the newly-issued shares of VimpelCom over the nominal value of such shares.

On May 26, 2004, our shareholders approved the merger of KB Impuls into VimpelCom and on October 8, 2004, our shareholders approved amendments to our charter reflecting the merger. The amendments have not yet been registered. We initiated the KB Impuls merger largely in response to public statements by the

Minister of Information Technologies and Communications that the re-issuance of the licenses held by KB Impuls to our company would resolve the regulatory dispute between our company and Moscow Gossvyaznadzor. KB Impuls holds our group’s GSM-900/1800 license and other related licenses, frequencies and permissions for the City of Moscow and the Moscow region. For a description of some of the risks associated with the proposed merger of KB Impuls into VimpelCom, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to complete our merger with KB Impuls or some or all of KB Impuls’s licenses, frequencies and other permissions are not re-issued to us, our business may be materially adversely affected.”

On September 3, 2004, we acquired KaR-Tel through the purchase of 100.0% of the issued and outstanding shares of KaR-Tel’s parent company, Limnotex, for a purchase price of US$350.0 million, plus US$2.0 million of gross acquisition costs. In addition, KaR-Tel had debt of approximately US$75.0 million, which we assumed at the time acquisition. The US$350.0 million purchase price is subject to a possible post closing adjustment based on a post closing assessment by the parties of the actual level of indebtedness and cash in KaR Tel at the time of closing. KaR-Tel holds a national GSM-900 license for Kazakhstan and at the time of the acquisition served approximately 600,000 subscribers, representing, according to our estimates, a 31.0% market share in Kazakhstan. In accordance with our previously disclosed plans to involve a partner with local knowledge in KaR-Tel, we have entered into a share purchase agreement to sell a minority interest of 50.0% minus one share in the parent company of KaR-Tel to Crowell. The purchase price is US$175.0 million. The closing of the sale is subject to certain conditions and is expected to occur during the second quarter of 2005. Crowell paid an initial deposit of US$20.0 million at signing and a subsequent deposit of US$20.0 million on April 28, 2005, both of which are non-refundable in certain instances. For a description of some of the risks associated with our acquisition of KaR-Tel, please refer to the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may not realize the anticipated benefits from our acquisition of KaR-Tel, and we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with this acquisition” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Claims by the Former Shareholders and/or the Fund or others may prevent us from realizing the expected benefits of our acquisition of KaR-Tel, result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness, and deprive us of the value of our ownership interest.”

On April 22, 2005, our board of directors approved a proposal to simplify our corporate structure by merging our licensed subsidiaries Extel, StavTeleSot, Vostok-Zapad Telecom, Cellular Company, Orensot, Bee Line Samara and DalTelecom into VimpelCom. Our shareholders will vote on each merger at our next annual general meeting of shareholders on June 22, 2005. There are a number of conditions precedent to the mergers of our subsidiaries, including the acquisition of the minority stakes of Orensot and Cellular Company prior to their merges into VimpleCom.

The Savings Deposit Insurance Fund of Turkey

On January 10, 2005, KaR-Tel received an “order to pay” issued by the Fund in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.6 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The order does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004. On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order. That same day, KaR-Tel also delivered a similar petition to the Ministry of Justice of the Republic of Kazakhstan for forwarding to the Ministry of Justice of the Republic of Turkey. The adverse resolution of this matter, and any others that may arise in connection with the order by the Fund, could have a material adverse effect on our business, financial condition and results of operation, including an event of default under some or all of our outstanding indebtedness. For more information on the risks associated with this matter, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Claims by the Former Shareholders and/or the Fund or others may prevent us from realizing the expected benefits of our acquisition of KaR-Tel, result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness and deprive us of the value of our ownership interest.”

Recent Russian Tax Reviews

On November 26, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions following a review of VimpelCom’s 2001 tax filing. The preliminary act stated that

VimpelCom owed 2.5 billion Russian rubles (or approximately US$91.0 million at the exchange rate as of December 31, 2004) in taxes plus 1.9 billion Russian rubles (or approximately US$68.0 million at the exchange rate as of December 31, 2004) in fines and penalties in addition to amounts that VimpelCom previously paid in 2001 for taxes. The preliminary conclusions primarily related to the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and its wholly-owned subsidiary, KB Impuls. On December 8, 2004, VimpelCom filed its objections to the act and on December 30, 2004, VimpelCom received a final decision from the tax inspectorate stating that the total amount of additional taxes to be paid by VimpelCom for the 2001 tax year had been reduced to 284.9 million Russian rubles (or approximately US$10.3 million at the exchange rate as of December 31, 2004) in taxes plus 205.0 million Russian rubles (or approximately US$7.4 million at the exchange rate as of December 31, 2004) in fines and penalties. On March 21, 2005, we sent an administrative complaint to the highest tax authority challenging the total amount owed of additional taxes in the final decision for 2001 from the tax inspectorate.

On December 28, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions from a review of VimpelCom’s 2002 tax filing. The act states that VimpelCom owes an additional 408.5 million Russian rubles (or approximately US$14.7 million at the exchange rate as of December 31, 2004) in taxes plus 172.1 million Russian rubles (or approximately US$6.2 million at the exchange rate as of December 31, 2004) in fines and penalties. The act with preliminary conclusions for 2002 did not contain any claims concerning the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and KB Impuls. We filed our objections to the act containing preliminary conclusions and on February 15, 2005, we received a final decision from the tax inspectorate stating that the total amount of additional taxes to be paid by VimpelCom for the 2002 tax year had been reduced to 344.9 million Russian rubles (or approximately US$12.4 million at the exchange rate as of December 31, 2004) in taxes plus 129.1 million Russian rubles (or approximately US$4.7 million at the exchange rate as of December 31, 2004) in fines and penalties. A significant portion of the final tax decision for 2002 (excluding fines and penalties) concern deductions for certain value added taxes that the authorities determined were taken in the wrong period. On March 30, 2005, we filed a court claim to dispute the decision of the tax authorities with respect to the 2002 tax audit.

In accordance with the final decisions for 2001 and 2002, during the fourth quarter of 2004, we recorded US$12.0 million, US$5.1 million and US$2.4 million of additional fines and penalties, various taxes and additional income tax, respectively, and US$15.2 million of value added taxes payable, which could be further offset with input value added taxes. Although we do not agree with the final decisions for 2001 or 2002 by the tax inspectorate, we paid the taxes for 2001 and 2002. For more information on the risks associated with these or other tax claims, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We could be subject to claims by the Russian tax inspectorate that could materially adversely affect our business.”

GSM License for the Moscow License Area

On January 9, 2004, KB Impuls received a notice from Moscow Gossvyaznadzor which contained a provision that raised issues regarding the adequacy of the documentation of the agency relationship pursuant to which our company acts as KB Impuls’s agent for concluding agreements with KB Impuls’s Moscow GSM subscribers. In the notice, Moscow Gossvyaznadzor used certain technical drafting issues in the subscriber agreements and the agency agreement as a basis for asserting first, that KB Impuls does not have any agreements with subscribers and, therefore, violated Russian law, and second, that our agency agreement with KB Impuls does not specifically provide that we may sign subscriber agreements on behalf of KB Impuls, also in violation of Russian law. KB Impuls challenged the relevant provisions in the Moscow Gossvyaznadzor notice, which was subsequently invalidated by the Moscow Arbitration Court. Moscow Gossvyaznadzor appealed the decision first to the Appellate Panel of the Moscow Arbitration Court and then to the Federal Arbitration Court of the Moscow district, but in each instance, the court found in KB Impuls’s favor. The statute of limitations for Moscow Gossvyaznadzor to appeal these decisions to the Higher Arbitration Court, the highest court in Russia that can consider such matters, has expired. Notwithstanding the favorable outcome, we are currently in the process of merging KB Impuls into VimpelCom based largely upon public statements made by the Minister of Information Technologies and Communications that a re-issuance of the licenses from KB Impuls to VimpelCom (which would be accomplished by this merger) would resolve the issues raised by the regulator.

Restatement of Historical Financial Statements

We undertook a review of our lease accounting practices as a result of changes in lease accounting announced by other public companies in January and February of 2005 and guidance provided by the SEC in its letter to the accounting industry in February 2005. As a result of this review, we determined that we should change the periods used to calculate depreciation expense relating to our capitalized leasehold improvement expenses for base station positions. Accordingly, we restated our historical financial statements.

The primary effect of this restatement was to accelerate to earlier periods depreciation expense with respect to certain of our capitalized leasehold improvement expenses, resulting in an increase in non-cash expenses compared to what was previously reported. Net income decreased in 2002 and 2003 as a result of this restatement as follows: 2002—$2.8 million or 2.2%, 2003—$5.2 million or 2.2%. The restatement does not affect the company’s historical or future cash flows provided by operating activities. For more information on this restatement, please see Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The information in this Operating and Financial Review and Prospects on and for the years ended December 31, 2003 and 2002 has been modified and updated to reflect the effects of these restatements.

Revenues

We generate our revenues from providing wireless telecommunications services and selling handsets and accessories. Our primary sources of revenues consist of:

Service revenues

Our service revenues include airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value added services such as messaging, mobile internet, infotainment, caller number identification, voice mail and call waiting. Connection fees are one time charges for the allocation of a telephone number.

In the past, connection fees were a notable component of our service revenues. However, in response to competitive factors, we have reduced or eliminated most connection fees in the Moscow license area and the majority of the regions in which we operate. We expect that connection fees are not likely to be significant going forward. Service revenues and connection fees constituted approximately 97.4%, 95.5% and 93.5% of our total operating revenues, without giving effect to revenue-based taxes, for the years ended December 31, 2004, 2003 and 2002, respectively. We believe that service revenues will continue to increase in 2005 primarily as a result of the continued growth in our subscriber base. We also expect that our service revenues will continue to grow at a faster rate in the regions than in the Moscow license area.

During 2004, roaming revenues generated by our subscribers increased 32.0% to US$106.0 million compared to US$80.3 million during 2003, and our roaming revenues received from other wireless services operators for providing roaming services to their subscribers increased 29.8% to US$102.3 million compared to US$78.8 million during 2003. These increases were primarily due to improved and expanded network coverage and an increase in the number of our roaming partners. Our service revenues excluding roaming revenues grew at a faster rate than our roaming revenues. As a result, roaming revenues as a percentage of our total operating revenues decreased from 11.9% during 2003 to 9.7% during 2004. Over the next several years, we expect our roaming revenues from wireless users routing through the Moscow license area, which currently represents a substantial portion of our roaming revenues, to stabilize as a percentage of our total operating revenues.

During 2004, we generated US$157.5 million of revenue, or 7.3% of our consolidated total operating revenues, in the Moscow license area from value added services. This represented a 52.3% increase over revenues of US$103.4 million during 2003. We currently provide traditional value added services such as voice mail, call forwarding, call waiting, conference calling, call barring, caller-ID, automatic dialing and alternative dialing. We also provide a variety of messaging value added services, such as outgoing SMS and MMS, as well as content delivery, games and other “infotainment” services. Our revenues from value added services in the regions were US$41.2 million, or 3.1% of our consolidated total operating revenues, in 2003 and US$152.4 million, or 7.1% of our consolidated total operating revenues, in 2004. Our revenues from value added services in Kazakhstan since our acquisition of KaR-Tel on September 3, 2004 were US$2.9 million, or 0.1% of our consolidated total operating revenues for the year ended December 31, 2004. Over the next several years, we expect that revenues from value added services will increase as a percentage of our total operating revenues in each of our operating segments.

Sales of handsets and accessories. We sell wireless handsets and accessories to our subscribers for use on our networks. Sales of handsets and accessories constituted approximately 2.4%, 4.2% and 6.3% of our total operating revenues, without giving effect to revenue-based taxes, during the years ended December 31, 2004, 2003 and 2002, respectively. Over the next several years, we expect absolute revenues from sales of handsets and accessories to remain stable in absolute terms but to continue to decrease as a percentage of our total operating revenues.

Expenses

We have two categories of expenses directly attributable to our revenues: service costs and the costs of handsets and accessories.

Service Costs

Service costs include interconnection and traffic costs, channel rental costs, telephone line rental costs, roaming expenses and charges for connection to special lines such as 911. An increasing number of our subscribers are using 10 digit federal telephone numbers, which creates a cost advantage for us. In 1998, we began offering our subscribers in the Moscow license area the option of receiving a 10 digit federal telephone number as an alternative to receiving a more expensive, local seven digit Moscow telephone number. Our costs for the use of seven digit Moscow telephone numbers consist of a flat monthly line rental fee and a usage fee based on traffic. In contrast, for the use of federal telephone numbers, we currently pay a much lower usage fee based on traffic and we do not pay a monthly line rental fee, resulting in significantly lower service costs with respect to our subscribers using federal telephone numbers. Most of our subscribers in the regions use 10 digit federal telephone numbers. Our service margin percentage during 2004 was 83.1% compared to 83.6% during 2003 and 83.4% during 2002. The decrease in our service margin percentage was primarily the result of a decrease in our tariffs. Service margin represents aggregate service revenues and aggregate connection fees less service costs. Service margin percentage is service margin expressed as a percentage of service revenues and connection fees. We expect that competitive pressure and new technologies may reduce certain service costs over the next several years, most likely including transport, interconnection and other traffic costs, although there is a risk that charges for federal numbers may increase.

Costs of Handsets and Accessories

Our costs of handsets and accessories sold represent the amount that we pay for this equipment. We purchase handsets and accessories from third party manufacturers for resale to our subscribers for use on our networks. We recorded profits from the sales of handsets and accessories of US$12.6 million during 2004, US$19.3 million during 2003 and US$17.0 million during 2002. The decrease in sales of handsets and accessories during 2004 was primarily the result of a decrease in the price of handsets and an increase in dealer sales (as opposed to sales directly from our company). Profits from the sale of handsets and accessories are calculated as the difference between the revenues generated from the sales and the costs of the handsets and accessories sold. Although we have not subsidized handsets and accessories since 2001 primarily because of the rapid expansion of the mobile telecommunications market during that period, we may have to subsidize handsets and accessories in the future if competition for subscribers increases.

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

Marketing and sales related expenses comprise a large portion of our selling, general and administrative expenses and consist primarily of dealers’ commissions, salaries and outsourcing costs and advertising expenses. Acquisition cost per subscriber, or SAC, is a non-U.S. GAAP financial measure calculated as dealers’ commissions, advertising expenses and handset subsidies, if any, for the relevant period divided by the number of new subscribers connected to our networks during the period. See “—Additional Reconciliation of Non-U.S. GAAP Financial Measures (Unaudited)” for more information regarding our use of SAC as a non-U.S. GAAP financial measure.

During 2004, our SAC fell to US$13.9 from US$19.3 during 2003 and US$25.7 during 2002. The decrease in our SAC during these periods was primarily due to a decrease in the average dealer commission per new subscriber and a decrease in the amount spent on advertising per new subscriber as the number of new subscribers grew faster than advertising expenses. SAC also decreased during these periods because a growing percentage of our new subscribers were located in the regions, where SAC is lower than in the Moscow license area primarily as a result of lower dealer commissions and advertising expenses per subscriber in the regions than in the Moscow license area. During 2002, we made certain improvements in our distribution network, including increasing the number of our sales offices and points of sale. As of December 31, 2004, our Mobile Center dealer network consisted of 37 sales offices. In the near term, we expect our SAC to continue to decrease as we expect our subscriber base to grow in line with the expected penetration rate growth in the regions and Kazakhstan and to outpace growth in commission and advertising expenses.

Depreciation and amortization expense. We depreciate the capitalized costs of our tangible assets, which consist mainly of telecommunications equipment and buildings owned by us. We amortize our intangible assets, which consist primarily of telecommunications licenses and frequency allocations, telephone line capacity for local numbers in the Moscow license area and the regions. Effective January 1, 2002, goodwill is no longer being amortized and is subject to an annual impairment test. On January 1, 2004, the New Law came into effect in Russia and on February 11, 2005, the Russian Government adopted the required regulation setting forth the types of telecommunications activities and related terms and conditions. The re-issuance is discussed in “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If the telecommunications licenses, frequencies and other permissions previously held by VimpelCom-Region are not re-issued to us, or are not re-issued to us in a timely and complete manner, our business may be materially adversely affected.” Due to this recent adoption of the regulation, we are in the process of re-assessing the useful life estimates of our GSM telecommunications licenses. We expect to complete this process in the first half of 2005.

Intangible assets constituted 28.0% of our total assets and 62.0% of our shareholders’ equity as of December 31, 2004. In the past, we have not had to pay for federal telephone numbers, which are allocated by the Federal Communications Agency. Due to a recent change in the tax code, we are now required to pay 10 Russian rubles per federal telephone number allocated to us after January 1, 2005. Nonetheless, in the future, provided we receive sufficient federal numbering capacity, we expect that an increasing portion of our subscriber base will continue to use federal numbers. Consequently, provided we receive sufficient federal numbering capacity, we do not expect to experience an increased amortization expense for telephone line capacity purchases despite the anticipated growth in our subscriber base. Our total capital investments for 2003 were approximately US$770.5 million, with US$728.0 million for the purchase of property and US$42.5 million for the acquisition of new entities (net of cash holdings of acquired companies). Our total capital investments for 2004 were approximately US$1,672.9 million, with US$1,241.9 million of capital expenditures for the purchase of long-lived assets and US$431.0 million for the acquisition of new entities (net of cash holdings of acquired companies). Our increased capital expenditures caused our total depreciation and amortization expenses to increase by 75.4% during 2004 compared to 92.2% during 2003 and 62.2% during 2002.

In January 2004, we changed the estimated useful life of GSM telecommunications equipment from 9.5 years to seven years in the course of our continuing evaluation of the use of our technology and as a result of the Russian Government’s announcements in January 2004 of plans to initiate the process of awarding licenses for new mobile communications technologies. This change decreased net income for the year ended December 31, 2004 by approximately US$31.5 million. See “—Critical Accounting Policies—Intangible Assets” below.

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

Interest expense. We incur interest expense on our vendor financing agreements, loans from banks, including the loans from UBS (Luxembourg) S.A., capital leases and other borrowings. Our interest bearing liabilities carry both fixed and floating interest rates. On our borrowings with a floating interest rate, the interest rate is linked either to LIBOR or to EURIBOR. During 2004, our interest expense amounted to US$85.7 million, or 4.0% of our consolidated total operating revenues, a 25.7% increase compared to US$68.2 million, or 5.1% of our consolidated total operating revenues, during 2003. Our interest expense depends on a combination of prevailing interest rates and the amount of our outstanding interest bearing liabilities. The increase in our interest expense during 2004 compared to 2003 was primarily attributable to an increase in the overall amount of our debt during 2004 as compared to 2003. In 2005, based upon our current business plan, we expect to raise, in addition to the US$300.0 million we raised in connection with the February 2005 Loan, approximately US$700.0 million in additional debt financing in the Russian and/or international capital markets and/or bank financing (including potentially drawing down on the US$425.0 syndicated loan facility we signed in February 2005) to meet our projected capital expenditures, scheduled debt repayment and possible acquisitions through 2005 and to repay approximately US$400.0 million. For the risks associated with our ability to meet our financing needs, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We anticipate that we will need additional capital and we may not be able to raise it.”

Income tax expense. Until VimpelCom’s acquisition of KaR-Tel on September 3, 2004, the Russian Federation was the only tax jurisdiction in which our operating income was subject to taxation. The statutory tax rate in Russia is 24.0%. The statutory income tax rate in Kazakhstan is 30.0%. Income tax expense includes both current and deferred tax expense. In 2004, we incurred US$155.0 million of income tax expense, a 46.4% increase compared to US$105.9 million during 2003. The increase was primarily due to the increase in our taxable income. In accordance with the final decisions for 2001 and 2002, during the fourth quarter of 2004, we recorded US$2.4 million of additional income tax. Our effective income tax rate of 26.5% in 2004 differed from the statutory income tax rate of 24.0% due to the permanent differences between Russian tax accounting and U.S. GAAP accounting, in particular with respect to recognition of foreign currency exchange gains or losses and non-deductible expenses. Russia’s federal and local tax laws and regulations are subject to frequent change, varying interpretations and inconsistent enforcement. For more information, please see the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We could be subject to claims by the Russian tax inspectorate that could materially adversely affect our business” and “Item 3—Key Information—D. Risk Factors—Risks Related to the Legal and Regulatory Environment in Russia—Russia’s unpredictable federal and local tax systems give rise to significant uncertainties and risks that complicate our tax planning and business decisions.”

Results of Operations

The table below shows, for the periods indicated, the following statement of operations data expressed as a percentage of net operating revenues. Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation. For more information, see “—Reclassifications.”

	Years Ended December 31,
	2004	2003 (Restated)	2002 (Restated)
Consolidated statements of income
Operating revenues:
Service revenues and connection fees	97.4%	95.5%	94.8%
Sales of handsets and accessories	2.4	4.2	6.4
Other revenues	0.2	0.3	0.2
Total operating revenues	100.0	100.0	101.4
Less revenue-based taxes	—	—	(1.4)
Net operating revenues	100.0%	100.0%	100.0%
Operating expenses:
Service costs	16.4	15.7	15.8
Cost of handsets and accessories sold	1.8	2.7	4.2
Selling, general and administrative expenses	33.5	35.0	35.4
Depreciation	13.1	12.2	11.7
Amortization	3.0	2.6	1.6
Impairment of long-lived assets	0.4	—	—
Provision for doubtful accounts	0.4	0.6	2.8
Total operating expenses	68.6	68.8	71.5
Operating income	31.4%	31.1%	28.5%
Other income and expenses:
Interest income	0.3	0.6	0.9
Other income	0.3	0.5	0.5
Interest expense	(4.0)	(5.1)	(6.1)
Other expenses	(0.9)	(0.2)	(0.3)
Net foreign exchange gain (loss)	0.2	(0.1)	(1.2)
Total other income and expenses	(4.1)	(4.3)	(6.2)
Income before income taxes, minority interest and cumulative effect of change in accounting principle	27.3%	26.8%	22.3%
Income tax expense	7.2	7.9	6.3
Minority interest in net earnings (losses) of subsidiaries, before cumulative effect of change in accounting principle	3.8	1.8	(0.5)
Income before cumulative effect of change in accounting principle	16.3	17.1	16.5
Cumulative effect of change in accounting principle	—	—	—
Minority interest in cumulative effect of change in accounting principle	—	—	—
Net income	16.3%	17.1%	16.5%

The regions outside of the Moscow license area have been identified as a reportable segment starting with the year ended December 31, 2001 and Kazakhstan has been identified as a reportable segment starting with the nine months ended September 30, 2004 in accordance with the relevant provisions of Financial Accounting Standard, or SFAS, No. 131, “Disclosures About Segments of an Enterprise and Related Information.” For more information on our reportable segments, please see Note 24 to the audited consolidated financial statements included in this Annual Report on Form 20-F.

The tables below provide selected information about the results of our Moscow license area and the Russian regions outside of the Moscow license area for the following periods: the year ended December 31, 2004 compared to the year ended December 31, 2003 and the year ended December 31, 2003 compared to the year ended December 31, 2002.

Moscow License Area

	Years Ended December 31,
	2004	2003 (Restated)	% change	2003 (Restated)	2002 (Restated)	% change
	(In millions of U.S. dollars, except % change)
Total operating revenues excluding intragroup transactions	1,149.5	918.7	25.1	918.7	698.7	31.5
Depreciation and amortization	181.7	122.4	48.4	122.4	87.7	39.6
Operating income	375.2	323.9	15.8	323.9	237.1	36.6
Income before income taxes and minority interest	309.8	284.3	9.0	284.3	198.4	43.3
Income tax expense	96.4	88.5	8.9	88.5	48.8	81.4
Net income	218.4	199.3	9.6	199.3	150.3	32.6

Regions of Russia Outside of the Moscow License Area

	Years Ended December 31,
	2004	2003 (Restated)	% change	2003 (Restated)	2002 (Restated)	% change
	(In millions of U.S. dollars, except % change)
Total operating revenues excluding intragroup transactions	952.1	416.8	128.4	416.8	81.0	414.6
Depreciation and amortization	147.3	74.4	98.0	74.4	14.9	399.3
Operating income (loss)	296.6	93.6	216.9	93.6	(16.5)	(667.3)
Income/(loss) before income taxes and minority interest	271.3	75.1	261.3	75.1	(25.6)	(393.4)
Income tax expense (benefit)	57.7	17.4	231.6	17.4	(0.0)	100.0
Net income (loss)	215.7	55.1	291.5	55.1	(25.9)	(312.7)

Total operating revenues in Kazakhstan, excluding intragroup transactions, were US$45.1 million for the year ended December 31, 2004. Depreciation and amortization in Kazakhstan was US$15.7 million for the year ended December 31, 2004. Operating income and income before taxes and minority interest were US$2.1 million and US$2.7 million, respectively, for the same period. Income tax expense and net income totaled US$0.9 million, and US$1.8 million, respectively, for the year ended December 31, 2004. Comparable data for earlier periods is not available for Kazakhstan reportable segment.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Operating Revenues

Our total operating revenues increased by 60.7% to US$2,146.6 million during 2004 from US$1,335.6 million during 2003. Total operating revenues from our Moscow license area operations, excluding intragroup transactions, increased by 25.1% to US$1,149.5 million during 2004 from US$918.7 million during 2003. Total operating revenues from our operations in the regions, excluding intragroup transactions, increased by 128.4% to US$952.1 million during 2004 from US$416.8 million during 2003. Total operating revenues from our Moscow license area operations constituted 53.5% of our total operating revenues during 2004 compared to 68.8% in 2003. Revenue growth in 2004 was primarily due to the overall increase in the number of our subscribers in the regions, 215.9% during this period, an increase in our revenues from value added services and an increase in our roaming revenues. The increase in our roaming revenues was primarily due to the improved and expanded roaming coverage and a greater number of roaming partners, and the increase from value added services was primarily due to increased consumption of value added services during 2004 as compared to 2003. The increase in total operating revenues during 2004 also reflects the acquisition in September 2004 of KaR-Tel, which constituted US$45.1 million, or 2.1%, of our total operating revenues, excluding intragroup transactions. In the future, we expect more rapid subscriber growth in the regions of Russia and Kazakhstan than in the Moscow license area, where the telecommunications services market is approaching saturation, and, therefore, we expect revenues from our operations in the regions and Kazakhstan to continue to increase as a proportion of our total operating revenues.

Service revenues and connection fees increased by 63.9% to US$2,091.2 million during 2004 from US$1,275.9 million during 2003 primarily due to an increase in the number of our subscribers. Revenues from sales of handsets and accessories during 2004 decreased by 7.0% to US$51.9 million from US$55.8 million during 2003, primarily as a result of a decrease in the price of handsets and an increase in dealer sales (as opposed to sales directly from our company). As a percentage of total operating revenues, revenues from sales of handsets and accessories decreased to 2.4% during 2004 from 4.2% during 2003, as our service revenues increased at a faster rate than our revenues from sales of handsets and accessories.

Operating Expenses

Service costs. Our service costs increased approximately 68.6% to US$352.4 million during 2004 from US$209.0 million during 2003. Our gross margin increased from 81.6% during 2003 to 81.8% during 2004. Gross margin is defined as total operating revenues less selected operating costs (specifically, service costs, costs of handsets and accessories sold and costs of other revenues). Gross margin percentage is defined as gross margin expressed as a percentage of total operating revenues.

Our service costs remained stable relative to the growth in operating revenues primarily due to our continued ability to enter into favorable interconnect agreements with telephone line providers and to an increased use in lower cost federal telephone numbers by our subscribers in the Moscow license area and the regions. We pay no monthly rental fee and incur much lower interconnection costs for federal telephone numbers as compared to local telephone numbers. As a percentage of total operating revenues, our service costs increased to 16.4% during 2004 from 15.7% during 2003.

Cost of handsets and accessories sold. Our cost of handsets and accessories sold increased by 7.6% to US$39.2 million during 2004 from US$36.4 million during 2003. This increase was primarily due to the increased volume of sales of handsets. Although our total cost of handsets and accessories sold increased, because of the faster rate of growth in total operating revenues, which grew at a rate of 60.7%, our cost of handsets and accessories sold as a percentage of total operating revenues declined to 1.8% during 2004 compared to 2.7% during 2003.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 54.0% to US$720.1 million during 2004 from US$467.7 million during 2003. The increase in selling and marketing expenses resulted primarily from a US$89.3 million increase in aggregate subscriber acquisition costs due to increased gross sales; a US$39.1 million increase in technical support and maintenance expenses due to an extended regional roll-out; and a US$22.0 million increase in dealer commissions for sales of scratch cards and payments due to increased revenues. Approximately US$102.0 million of the increase is due to other general and administrative expenses related to our regional expansion, including US$7.4 million of general and administrative expenses of the companies we acquired in 2004. At the same time, our SAC decreased from US$19.3 per subscriber during 2003 to US$13.9 per subscriber during 2004, primarily due to a decrease in the amount spent on advertising per new subscriber and because a growing percentage of our new subscribers were located in the regions and Kazakhstan, where SAC is lower than in the Moscow license area. See “ —Non-U.S. GAAP Financial Measures” for more information regarding our use of SAC as a non-U.S. GAAP financial measure. The decrease in the amounts spent on advertising per subscriber is due primarily to economies of scale. In this respect, in 2004 we derived significant benefits from our brand name, which we believe is one of the most recognized brand names in Russia. As a percentage of total operating revenues, our selling, general and administrative expenses also declined during 2004 to 33.5% as compared to 35.0% during 2003.

Depreciation and amortization expense. Our depreciation and amortization expense was US$ 345.2 million in 2004, a 75.4% increase compared to the US$ 196.8 million reported in 2003. In 2004, the depreciation and amortization expense for our Moscow license area operations increased by 48.4% to US$181.7 million, compared to US$122.4 million in 2003, while depreciation and amortization expense for our regional operations increased by 98.0% to US$147.3 million compared to US$74.4 million in 2003. The overall increase in depreciation and amortization expense was partly due to our January 2004 change in the estimated useful life of our GSM telecommunications equipment from 9.5 years to 7 years and partly due to an increase in capital expenditures in the regions and continued investment in the Moscow license area. In addition, KaR-Tel, which we acquired in September 2004, had depreciation and amortization expense of US$15.7 million.

We recorded an impairment charge of approximately US$7.4 million in 2004, relating to an internal review of Bee Line Samara’s assets. This charge represents the excess of the carrying amount of assets over their estimated fair value.

Provision for doubtful accounts. Our provision for doubtful accounts decreased by 10.9% to US$8.2 million during 2004 from US$9.2 million during 2003. As a percentage of net operating revenues, provision for doubtful accounts decreased from 0.7% during 2003 to 0.4% during 2004. The decrease was primarily due to an increase in the number of prepaid subscribers, improved risk management practices and improved cash collection procedures.

Operating Income

Primarily as a result of the foregoing, our operating income was US$674.2 million during 2004, compared to US$416.4 million during 2003. In 2004, our Moscow license area operating income grew by 15.8% to US$375.2 million compared to US$323.9 million in 2003, which was primarily attributable to the growth of our Moscow license area subscriber base and management’s efforts to decrease costs. Our operating income from regional operations increased by 216.9% to US$296.6 million in 2004 compared to our operating income of US$93.6 million in 2003. Our operating income in Kazakhstan was US$2.1 million in 2004. In previous years, operating losses were primarily attributable to expenses connected with the greenfield development of our regional networks and the low number of subscribers during the initial stage of development of our business in the regions. The primarily greenfield development of our regional networks required us to have significant infrastructure in place prior to offering services to, and thus receiving revenue from, our regional subscribers. This accelerated development of our infrastructure in the regions during 2001 and 2002 resulted in a significant increase in our capital expenditures and, consequently, depreciation and amortization expenses, as well as our selling, general and administrative expenses. When full commercial usage of our telecommunications networks in the regions began in 2003, the number of subscribers grew substantially, which resulted in a sharp increase in our operational revenues during 2003 and 2004. Over the next several years, we anticipate that our revenues in the regions and Kazakhstan will continue to grow.

Other Income and Expenses

Interest expense. Our interest expense increased 25.7% to US$85.7 million during 2004, compared to US$68.2 million during 2003. The increase in our interest expense during this period was primarily attributable to an increase in the overall amount of our debt during 2004.

Foreign currency exchange gain/loss. We recorded a US$3.6 million foreign currency exchange gain during 2004 as compared to a US$1.3 million foreign currency exchange loss during 2003. The devaluation of the U.S. dollar against the Euro during 2002 resulted in a significant foreign exchange loss during 2002 from a corresponding revaluation of our Euro-denominated liabilities to our suppliers of telecommunications equipment. In order to reduce our Euro-U.S. dollar currency exposure, in August 2002 we entered into a series of currency forward agreements to acquire approximately €89.9 million at a fixed Euro to U.S. dollar exchange rate. Throughout 2003 and 2004, we continued to enter into currency forward agreements. As of December 31, 2004, substantially all of our Euro-denominated liabilities that were not covered by these forward agreements were covered by our cash holdings, denominated in Euros, in the approximate amount of €3.4 million. Our foreign exchange gain during 2004 was primarily due to the difference between rates on translation of forward agreements (forward rate) and liabilities (spot rate).

Income tax expense. During 2004, we recorded a US$155.0 million income tax expense, compared to an income tax expense of US$105.9 million recorded during 2003. This income tax expense consisted of current and deferred taxes. Deferred taxes arose due to differences between the basis of computing income under Russian tax principles and U.S. GAAP. In 2004, our income tax expense grew as a result of the increase in our taxable income. Our effective income tax rate of 26.5% during 2004 was lower than our effective income tax rate of 29.6% in 2003.

Net income and net income per share. In 2004, our net income was US$350.4 million, or US$8.50 per common share (US$2.13 per ADS), compared to a net income of US$228.8 million, or US$5.98 per common share (US$1.50 per ADS) during 2003. In 2004, we reported diluted net income of US$7.35 per common share (US$1.84 per ADS), compared to diluted net income of US$5.11 per common share (US$1.28 per ADS) during 2003. In 2004, before eliminating intersegment transactions, net income for our Moscow license area operations was US$218.4 million, compared to US$199.3 million during 2003. Net income before minority interest in the regions in 2004 amounted to US$215.7 million before eliminating intersegment transactions, compared to US$55.1 million before minority interest during 2003. Net income for Kazakhstan in 2004 amounted to US$1.8 million before eliminating intersegment transactions.

The table below provides selected information about net income of our three reportable segments for the year ended December 31, 2004 compared to the year ended December 31, 2003 (in million of U.S. dollars):

	Years Ended December 31,
	2004	2003 (Restated)
Moscow License Area*	218.4	199.3
Regions*	215.7	55.1
Kazakhstan*	1.8	—
Intersegment transactions	(85.5)	(25.6)
Total Net Income	350.4	228.8

*	Net Income, including intersegment transactions

In 2004, before eliminating intersegment transactions, net income for our Moscow license area operations was US$218.4 million, compared to US$199.3 million during 2003. The increase in net income for our Moscow license area was caused by a growing subscriber base and was partially offset by a 5.7% decrease in gross margin percentage. Sustained regional expansion, resulting from an aggressive marketing strategy aimed at penetrating regional markets through greenfield development and acquisitions, provided an increase in net income in the regions to US$215.7 million in 2004, compared to US$55.1 million in 2003. Our net income for Kazakhstan in 2004 was US$1.8 million.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Our total operating revenues, without giving effect to revenue-based taxes of US$0 and US$11.1 million for the years ended December 31, 2003 and December 31, 2002, respectively, increased by 73.8% to US$1,335.6 million during 2003 from US$768.5 million during 2002. Revenue-based taxes represented road users tax charged on revenues at a 1.0% rate. Effective January 1, 2003, certain changes were introduced in Russian tax legislation resulting in the road users tax being abolished.

Total operating revenues from our Moscow license area operations without giving effect to revenue-based taxes increased by 31.5% to US$918.7 million during 2003 from US$698.7 million during 2002. Total operating revenues from our operations in the regions without giving effect to the revenue-based taxes increased by 414.6% to US$416.8 million during 2003 from US$81.0 million during 2002. Revenues from our Moscow license area operations constituted 68.8% of our total operating revenues during 2003 compared to 90.9% during 2002. Revenue growth in 2003 was primarily due to the overall increase in the number of our subscribers in the regions, 301.1% during this period, an increase in our revenues from value added services and an increase in our roaming revenues. The increase in our roaming revenues was primarily due to the improved and expanded roaming coverage and a greater number of roaming partners, and the increase from value added services was primarily due to increased consumption of our value added services during 2003 as compared to 2002.

Service revenues and connection fees increased by 75.1% to US$1,275.9 million during 2003 from US$728.7 million during 2002. Revenues from sales of handsets and accessories during 2003 increased 13.7% to US$55.8 million during 2003 from US$49.1 million during 2002, in each case primarily due to the increase in the number of our subscribers. As a percentage of net operating revenues, revenues from sales of handsets and accessories decreased to 4.2% during 2003 from 6.4% during 2002, as our service revenues increased at a faster rate than our revenues from sales of handsets and accessories.

Operating Expenses

Service costs. Our service costs increased approximately 72.6% to US$209.0 million during 2003 from US$121.1 million during 2002. Our service costs grew at a slower rate than total operating revenues, which led to an improvement in our gross margin percentage from 80.1% during 2002 to 81.6% during 2003. Gross margin is defined as net operating revenues less selected operating costs (specifically, service costs, costs of handsets and accessories sold and costs of other revenues). Gross margin percentage is defined as gross margin expressed as a percentage of net operating revenues.

Our service costs remained stable relative to the growth in operating revenues primarily due to our continued ability to enter into favorable interconnect agreements with telephone line providers and to the increased use of lower cost federal telephone numbers by our subscribers in the Moscow license area and the regions. We pay no monthly rental fee and incur much lower interconnection costs for federal telephone numbers as compared to local telephone numbers. As a percentage of net operating revenues, our service costs decreased to 15.7% during 2003 from 15.8% during 2002.

Cost of handsets and accessories sold. Our cost of handsets and accessories sold increased by 13.4% to US$36.4 million during 2003 from US$32.1 million during 2002. This increase was primarily due to the increased volume of sales of handsets. Although our total cost of handsets and accessories sold increased, because of the faster rate of growth in net operating revenues, which grew at a rate of 73.8%, our cost of handsets and accessories sold as a percentage of net operating revenues declined to 2.7% during 2003 compared to 4.2% during 2002.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased 71.9% to US$467.7 million during 2003 from US$272.0 million during 2002. The increase in selling and marketing expenses mainly resulted from US$76.8 million growth of aggregate subscriber acquisition costs and US$16.4 million increase in dealer commissions for sales of scratch cards and payments due to increased gross sales. Our regional expansion and extended regional network maintenance costs led to US$28.3 million increase in technical support and development expenses. Approximately US$60.3 million of the increase is due to our regional expansion, including the integration of an acquisition during 2003. At the same time, our SAC decreased from US$25.7 during 2002 to US$19.3 during 2003, primarily due to a decrease in the amount spent on advertising per new subscriber and because a growing percentage of our new subscribers were located in the regions, where SAC is lower than in the Moscow license area. See “—Non-U.S. GAAP Financial Measures” for more information regarding our use of SAC as a non-U.S. GAAP financial measure. The decrease in the amounts spent on advertising per subscriber is due primarily to economies of scale. In this respect, we derive significant benefits from our brand name, which is one of the most recognized brand names in Russia. As a percentage of net operating revenues, our selling, general and administrative expenses remained substantially the same during 2003 and 2002 at 35.0% and 35.4%, respectively.

Depreciation and amortization expense. Our depreciation and amortization expense during 2003 was US$196.8million, a 92.2% increase compared to the US$102.4 million reported during 2002. In 2003, the depreciation and amortization expense for our Moscow license area operations increased by 39.6% to US$122.4 million, compared to US$87.7 million during 2002, while depreciation and amortization expense for our regional operations increased by 399.3% to US$74.4 million, compared to US$14.9 million during 2002. The total increase in depreciation and amortization expense was due to an increase in capital expenditures in the regions and continued investment in the Moscow license area.

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

Operating Income/Loss

Primarily as a result of the foregoing, our operating income was US$416.4 million during 2003, compared to US$ 219.8 million during 2002. In 2003, our Moscow license area operating income grew by 36.6% to US$323.9 million, compared to US$237.1 million during 2002, which was primarily attributable to the growth of our Moscow license area subscriber base and management’s efforts to decrease costs. Our operating income from regional operations increased by 667.3% to US$93.6 million, compared to our operating loss of US$16.5 million during 2002.

Other Income and Expenses

Interest expense. Our interest expense increased 46.4% to US$68.2 million during 2003, compared to US$46.6 million during 2002. The increase in our interest expense during 2003 was primarily attributable to the interest expenses associated with the April 2002 loan from J.P. Morgan AG (funded by the issuance of loan participation notes by J.P. Morgan AG) and the Russian ruble denominated bond issued by our subsidiary VimpelCom Finance in May 2003.

Foreign currency exchange loss. We recorded a US$1.3 million foreign currency exchange loss during 2003 as compared to a foreign currency exchange loss of US$9.4 million during 2002. The devaluation of the U.S. dollar against the Euro during 2002 resulted in a significant foreign exchange loss during 2002 from a corresponding revaluation of our Euro-denominated liabilities to our suppliers of telecommunications equipment. In order to reduce our Euro-U.S. dollar currency exposure, in August 2002 we entered into a series of currency forward agreements to acquire approximately €89.9 million at a fixed Euro to U.S. dollar exchange rate. During 2003 we continued to enter into currency forward agreements. As of December 31, 2003, substantially all of our Euro-denominated liabilities that were not covered by these forward agreements were covered by our cash holdings, denominated in Euros, in the approximate amount of €22.0 million. Our foreign exchange loss during 2003 was primarily due to the difference between rates on translation of forward agreements (forward rate) and liabilities (spot rate).

Income tax expense. During 2003, we recorded a US$105.9 million income tax expense compared to an income tax expense of US$48.7 million recorded during 2002. This income tax expense consisted of current and deferred taxes. Deferred taxes arose due to differences between the basis of computing income under Russian tax principles and U.S. GAAP. In 2003, our income tax expense grew as a result of the increase in our taxable income. Our effective income tax rate of 29.6% during 2003 was approximately the same as our effective income tax rate of 28.2% in 2002.

Net income and net income per share. In 2003, our net income was US$228.8 million, or US$5.98 per common share (US$1.5 per ADS), compared to a net income of US$126.8 million, or US$3.34 per common share (US$0.84 per ADS) during 2002. In 2003, we reported diluted net income of US$5.11 per common share (US$1.28 per ADS), compared to diluted net income of US$2.85 per common share (US$0.71 per ADS) during 2002. In 2003, before eliminating intersegment transactions, net income for our Moscow license area operations was US$199.3 million, compared to US$150.3 million during 2002. Net income before minority interest in the regions during 2003 amounted to US$55.1 million before eliminating intersegment transactions, compared to US$25.9 million loss before minority interest during 2002.

The table below provides selected information about net income of our two reportable segments for the year ended December 31, 2003 compared to the year ended December 31, 2002 (in million of U.S. dollars):

	Years Ended December 31,
	2003	2002
Moscow License Area*	199.3	150.3
Regions*	55.1	(25.9)
Intersegment transactions	(25.6)	2.4
Total Net Income	228.8	126.8

*	Net Income, including intersegment transactions

In 2003, before eliminating inter-segment transactions, net income for our Moscow license area operations was US$199.3 million, compared to US$150.3 million during 2002. The increase in net operating income was caused by a growing subscriber base and a 1.5% increase in gross margin percentage. Sustained regional expansion resulted from the aggressive marketing strategy aiming to penetrate regional markets through development of our own operations or acquisitions and provided an increase in net income in the regions to US$55.1 million in 2003, compared with net loss of US$25.9 million in 2002. Total net income increased by 80.4% to US$228.8 million in 2003 from US$126.8 million in 2002. VimpelCom-Regions had a net income that amounted to US$55.1 million and a net loss that amounted to US$25.9 million and for the years ended December 31, 2003 and 2002, respectively. In 2002 VimpelCom-Region was a development stage enterprise and became profitable only in 2003.

Liquidity and Capital Resources

Consolidated Cash Flow Summary

	Years Ended December 31,
	2004		2003		2002
Net cash flow provided by operating activities	US$	805.4	US$	511.9	US$	221.7
Net cash flow (used in) provided by financing activities		854.6		(36.1)		294.5
Net cash flow used in investing activities		(1,517.3)		(594.0)		(401.9)
Effect of exchange rate changes on cash and cash equivalents		5.5		12.2		5.2
Net cash flow		148.2		(106.0)		119.5

During the years ended December 31, 2004, 2003 and 2002, we generated positive cash flows from our operating activities and negative cash flows from investing activities. Cash flow from financing activities was positive during the year ended December 31, 2004, negative during the year ended December 31, 2003 and positive during the year ended December 31, 2002. The positive cash flow from financing activities during the year ended December 31, 2004 was a result of our receipt of proceeds from loans to our company by UBS (Luxembourg) S.A. in connection with the sale of an aggregate of US$450.0 million 10% loan participation notes issued by, but without recourse to, UBS (Luxembourg) S.A. in June and July 2004 and the sale of US$300.0 million 8.375% loan participation notes issued by, but without recourse to, UBS (Luxembourg) S.A. in October 2004. The negative cash flow from financing activities during 2003 was a result of our repayment of the current portion of our interest bearing liabilities, including equipment financing obligations to Alcatel and Ericsson in the amount of US$244.2 million. In the foreseeable future, our further expansion will require significant investment activity, including the acquisition of equipment and possibly the acquisition of other companies. Additionally, as of December 31, 2004, approximately US$439.5 million of our contractual obligations were scheduled to mature prior to December 31, 2005. We expect our near term investment activity and contractual obligations payments to generate cash outflows, and we expect to meet these needs from internal and external sources.

As our subscriber base grows, we expect positive cash flows from operations to continue to provide us with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of our operations, contractual restrictions, availability of Export Credit Agency, or ECA, guarantees, the financial position of Russian banks, the willingness of international banks to lend to Russian companies and the liquidity of international and Russian capital markets. Historically, a large portion of our external financing needs was satisfied by vendor financing and financing through the international capital markets. However, in light of current market conditions, we currently intend to reduce our use of vendor financing and increasingly look to international and Russian capital markets and ECA backed credits for our financing needs. Our current business plan contemplates that, in addition to the US$300.0 million we raised in connection with the February 2005 Loan, we will need to raise approximately US$700.0 million potentially (including drawing down on the US$425.0 million syndicated loan facility we signed in February 2005) in additional debt financing in the Russian and/or international capital markets and/or in bank financing to meet our projected capital expenditures, scheduled debt repayment and possible acquisitions through 2005. The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth over the period, network construction and our acquisition plans. In addition, we are currently actively pursuing opportunities for expansion in Russia as well as other countries in the CIS. We cannot, however, give you any assurance of the exact amount that we will invest in acquiring such wireless operators or that we will be able to complete any such acquisitions successfully. If we make any further significant acquisitions beyond what is currently contemplated by our business plan, we will need to increase the amount of additional debt financing over this period above the currently projected US$1,000.0 million. For the risks associated with our ability to meet our financing needs, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We anticipate that we will need additional capital and we may not be able to raise it.”

As of December 31, 2004, our cash and cash equivalents balance was US$305.9 million (primarily held in U.S. dollars, Russian rubles and Euros), compared to US$157.6 million as of December 31, 2003. As of December 31, 2004, we had negative working capital of US$127.9 million, compared to negative working capital of US$167.4 million as of December 31, 2003. Working capital is defined as current assets less current liabilities. The improvement in our working capital as of December 31, 2004 was primarily due to an increase in our cash and cash equivalents, which, despite an increase in our accounts payable and customer advances, has resulted in an increase in our working capital. As of December 31, 2004, customer advances amounted to US$242.1 compared to US$140.8 million as of December 31, 2003. We expect customer advances to continue to grow in line with the growth of our operations. The growth in accounts payable and accrued liabilities during 2004 was primarily due to an increase in the volume of our operations. The decrease in our working capital as of December 31, 2003 compared to our working capital as of December 31, 2002 was primarily due to a decrease in our cash and cash equivalents, augmented by an increase in the current portion of interest-bearing liabilities, accounts payable, accrued liabilities and customer advances. We believe that our working capital is sufficient to meet our present requirements.

Operating activities

During 2004, net cash provided by operating activities was US$805.4 million, a 57.3% increase over US$511.9 million of net cash provided by operating activities during 2003, which, in turn was a significant increase from net cash provided by operating activities during 2002 of US$221.7 million. The improvement in net cash from operating activities during 2004 as compared to 2003 and 2002 was primarily due to the increased profitability of our operations and the increase in the volume of operations, which, in turn, was primarily the result of an increase in the number of subscribers during these periods. In 2004, there were no significant changes in the terms of payments to our suppliers and our policies in respect of customer advances and accounts as compared to 2003 and 2002.

Financing activities

The following table provides a summary of certain of our material outstanding indebtedness of our company and our subsidiaries as of December 31, 2004. For additional information on this debt, please refer to the discussion below, as well as to the notes to our consolidated financial statements contained elsewhere in this Annual Report on Form 20-F. For a description of some of the risks associated with certain of our indebtedness, please refer to the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors.”

Borrower	Type of debt	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
VimpelCom	Loans from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	10.0%	US$450.0	June 16, 2009	None	None

VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.375%	US$300.0	October 22, 2011	None	None

VimpelCom	Loan from J.P. Morgan AG (funded by the issuance of loan participation notes by J.P. Morgan AG)	10.45%	US$250.0	April 26, 2005	None	None

VimpelCom	Loan from Sberbank	8.5%	US$129.8	April 14, 2009	None	Common stock of certain subsidiaries and equipment

VimpelCom Finance	Ruble denominated bonds	9.90%	US$108.1 (3,000.0 Russian rubles)	May 16, 2006	VimpelCom	None

VimpelCom	Loan from Sberbank	8.5%	US$66.5	August 27, 2007	None	Equipment and promissory notes

VimpelCom	Loan from Svenska	Six-month LIBOR plus 0.325%	US$64.7	May 20, 2011	EKN (Swedish Export Credits Guarantee Board)	Equipment

KB Impuls	Revolving loan from Raiffeisen Bank	One-month LIBOR plus 3.125%	US$40.0	August 18, 2005	None	None

KB Impuls	Equipment financing obligations to Alcatel	Six-month EURIBOR plus 3.5% and six-month EURIBOR plus 2.9%	US$37.0 (€27.2)	Various dates through 2006	VimpelCom	Equipment

KaR-Tel	Credit agreement with Kazkommertsbank	13.0%	US$35.0	April 8, 2005 (extended until June 8, 2005)	VimpelCom Finance B.V.	Equipment and bank accounts

KaR-Tel	Base loan agreement with Bank TuranAlem	Various rates	US$25.5 (US$13.3 and €9.0)	Various dates from September 2006 through February 2009	None	Equipment and bank accounts

KaR-Tel	Equipment financing obligations to Alcatel	Six-month EURIBOR	US$18.3 (€13.5)	Various dates through 2007	None	Title to a portion of equipment retained by Lender.

VimpelCom	Loan from Nordea Bank Sweden AB (publ) and Bayerische Hypo und Vereinsbank AG	Six-month LIBOR plus 0.7%	US$14.8	August 28, 2006	EKN (Swedish Export Credits Guarantee Board)	Equipment

VimpelCom	Promissory Notes issued to Technoserv	10.0% and 8.0%	US$11.6 (€0.7 and US$10.7)	Various dates through 2006	None	None

KaR-Tel	Credit agreement with ATF Bank	12.0%	US$10.6(€7.8)	August 25, 2005	None	None

Borrower	Type of debt	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
VimpelCom	Leasing agreement with Investelektrosvyaz (Corbina-Telecom)	N/A	US$7.9	March 2007	None	Title to equipment retained by lessor.

Other Indebtedness	Bank loans, promissory notes issued to General Datacom, equipment financing obligations and capital lease	Various rates	US$11.3	Various	None	Various

2002. In 2002, we entered into three key financing transactions to finance our scheduled capital expenditures, including capital expenditures in the regions.

In April 2002, J.P. Morgan AG completed an offering of 10.45% loan participation notes due 2005 for the sole purpose of funding a US$250.0 million loan to our company. The loan participation notes are listed on the Luxembourg Stock Exchange and are without recourse to J.P. Morgan AG. The loan and the loan participation notes mature in April 2005. Interest on the loan and the loan participation notes is payable semi-annually at a rate of 10.45% per annum. On April 21, 2005, we repaid the entire outstanding principal amount plus accrued interest.

In November 2002, we completed the second tranche of equity investments in VimpelCom-Region when Alfa Group, Telenor and our company each purchased 1,462 newly issued shares of common stock for consideration of US$58.5 million each. In addition, the preferred stock beneficially owned by Alfa Group was redistributed among Alfa Group, our company and Telenor so that each party owns the same percentage of the voting capital stock of VimpelCom-Region that each would have owned had the preferred stock not been issued to Alfa Group. Following the completion of the second tranche of equity investments in VimpelCom-Region and the redistribution of the preferred stock, we owned approximately 65.0% of the outstanding voting capital stock of VimpelCom-Region, while Alfa Group and Telenor each owned approximately 17.5% of the outstanding voting capital stock of VimpelCom-Region. The capital contributions of Alfa Group and Telenor each exceeded their respective share of net assets of VimpelCom-Region by US$23.1 million. This gain on the sale of newly issued shares of common stock of VimpelCom-Region was included in our consolidated additional paid-in capital. In addition, the capital contributions of Alfa Group and Telenor resulted in an increased minority interest in net losses of VimpelCom-Region for 2002.

In December 2002, Sberbank provided VimpelCom-Region with a five-year U.S. dollar denominated secured credit line of US$70.0 million. In 2002, VimpelCom-Region drew down US$39.4 million of the credit line and, as of March 27, 2003, VimpelCom-Region had drawn down the full amount of the credit line. In August 2003, Sberbank decreased the initial interest rate on this loan from 13.0% per annum to 11.5% per annum. In April 2004, Sberbank decreased the interest rate on this loan from 11.5% per annum to 8.5% per annum, which may change again upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. The credit line will be repaid on a quarterly basis commencing in November 2004. The last repayment is scheduled for August 2007. The credit line is currently secured by:

•	a pledge of a portion of VimpelCom-Region’s GSM equipment; and

•	a pledge of certain promissory notes issued by VimpelCom-Region.

Upon consummation of the merger of VimpelCom-Region into VimpelCom, VimpelCom became the obligor under this loan. As a result of an amendment entered into on November 29, 2004, some of the restrictive covenants contained in this credit line have become similar to those of our April 2004 credit facility (see below). The covenants currently contained in this loan, among others, limit borrowings by our company and certain of our subsidiaries and require that a specified amount of our company’s aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. The credit line also contains a financial covenant requiring that our company’s ratio of debt to OIBDA on a consolidated basis not exceed 3.0.

2003. On May 20, 2003, we issued Russian ruble denominated bonds through Limited Liability Company VimpelCom Finance, or VimpelCom Finance, a consolidated Russian subsidiary of our company, in an aggregate principal amount of 3.0 billion Russian rubles, or approximately US$108.1 million at the Central Bank of Russia exchange rate on December 31, 2004. The bonds are guaranteed by VimpelCom-Region and are scheduled for repayment on May 16, 2006, subject to the redemption right discussed below. Interest on the bonds is payable semi-annually. The annual interest rate for the first two interest payments was 8.8%. The proceeds of the Russian ruble denominated bond offering were used for financing and refinancing the business operations of VimpelCom-Region and its consolidated subsidiaries. Upon consummation of the merger of VimpelCom-Region into VimpelCom, VimpelCom became the obligor of this guarantee.

On August 28, 2003, in anticipation of the announced merger between VimpelCom and VimpelCom-Region, Alfa Group accelerated the third tranche of its investment into VimpelCom-Region in the amount of approximately $58.5 million. This investment was originally scheduled for November 2003.

2004. In April 2004, Sberbank provided our company with a five-year U.S. dollar denominated secured non-revolving credit line of US$130.0 million. The credit line bears interest at the rate of 8.5% per annum, which may be changed unilaterally by Sberbank upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. The credit line is repayable in eight equal quarterly installments over a two-year period, beginning on February 27, 2007 and ending April 14, 2009. As of the end of the drawdown period under the credit line, which fell on April 14, 2005, we had drawn down US$129.8 million of the credit line. The credit line is secured by a pledge of shares in certain of our directly and indirectly owned subsidiaries and telecommunications equipment. The proceeds of the credit line may be used to finance the expansion of our business. The credit line with Sberbank contains certain restrictive covenants that, among other things, limit borrowings by our company and certain of our subsidiaries and requires that a specified amount of our company’s aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. The credit line also contains a financial covenant requiring that our company’s ratio of debt to OIBDA on a consolidated basis not exceed 3.0.

On May 7, 2004, in accordance with the terms of the Russian ruble denominated bonds, VimpelCom Finance set the annual interest rate for the third and subsequent interest payments at 9.9%. On May 18, 2004, bondholders exercised a put option on bonds with an aggregate principal amount of approximately 2.5 billion Russian rubles (US$86.1 million at the Central Bank of Russia exchange rate on May 18, 2004), or approximately 83.8% of the outstanding principal amount of the bonds, at 100.0% of the principal amount of the bonds. Bonds that were tendered for redemption pursuant to exercise of the put option right were acquired on May 18, 2004 partly by VimpelCom-Region and partly by Raiffeisen Bank. All of the bonds acquired by VimpelCom-Region and Raiffeisen Bank in connection with the May 18, 2004 redemption have been resold in the Russian secondary market at prices equal to between 99.0% and 103.3% of par value.

On June 16, 2004, UBS (Luxembourg) S.A. completed an offering of 10.0% loan participation notes due 2009 for the sole purpose of funding a US$250.0 million loan to our company. On July 14, 2004, UBS (Luxembourg) S.A. completed a second round of debt financing through the issuance of 10.0% loan participation notes due 2009 for the sole purpose of funding an additional US$200.0 million loan to our company. The notes issued on July 14, 2004 are consolidated and form a single series with the US$250.0 million 10.0% notes due June 16, 2009 that were issued on June 16, 2004. The loan participation notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS (Luxembourg) S.A. The loans and the loan participation notes will mature in June 2009. Interest on the loans and the loan participation notes is payable semi-annually at a rate of 10.0% per annum.

DalTelecom, which we acquired on June 30, 2004, had approximately US$4.2 million of short-term indebtedness as of December 31, 2004, which is secured by pledges of equipment.

On August 18, 2004, KB Impuls entered into a US$30.0 million principal amount term loan agreement and a US$40.0 million principal amount revolving loan agreement, in each case with Raiffeisen Bank as lender. Each loan bears interest at one-month LIBOR plus 3.125% and each loan is unsecured. The US$30.0 million loan was repaid in full on December 27, 2004. The US$40.0 million loan is repayable on the earlier of August 18, 2005 or upon placement through Raiffeisen Bank of ruble bonds issued by an affiliate of KB Impuls.

KaR-Tel, which we acquired on September 3, 2004, had the following indebtedness at closing:

•	Base loan agreement, dated October 12, 2001, with Bank TuranAlem with an aggregate credit limit of €23.7 million. The aggregate amount of the available credit may be extended as loans, bank guarantees, letters of credit and other debt obligations. The different forms of credit bear interest at varying rates. A portion of the credit matures no later than September 1, 2006, another portion of the credit matures no later than December 1, 2009 and the remaining portion of the credit matures no later than February 20, 2009. The indebtedness is secured by equipment and charges over bank accounts. As of December 31, 2004, there was approximately US$25.5 million (or approximately US$13.3 million and €9.0 million) outstanding indebtedness under this agreement.

•	Credit agreement, dated April 8, 2004, with Kazkommertsbank with a maximum aggregate principal amount of US$35.0 million. The loan bears interest at a rate of 13.0% per annum and was initially repayable on April 8, 2005. On April 7, 2005, KaR-Tel executed an additional agreement with Kazkommertsbank, pursuant to which the parties agreed to extend repayment of the loan until June 8, 2005. The loan is secured by pledges of equipment and limited rights over certain bank accounts. In connection with the acquisition of KaR-Tel, VimpelCom Finance B.V. gave a back-up guarantee for the entire principal amount of this loan to JSC Alliance Bank, an affiliate of a former shareholder of KaR-Tel, which has guaranteed this loan. As of December 31, 2004, there was approximately US$35.0 million outstanding indebtedness under this agreement.

•	Deferred payment agreements with Alcatel, dated April 6, 2004, for a maximum aggregate principal amount of €13.6 million. This loan bears interest at a per annum rate of six-month EURIBOR. The loan is repayable in five equal semi-monthly installments, the first of which becomes due one year after delivery of the underlying equipment. Repayment of this loan is fully guaranteed by our company. As of December 31, 2004, there was approximately US$18.3 million (or approximately €13.4 million) outstanding indebtedness under the agreements.

As of December 31, 2004, KaR-Tel had obligations under a Euro-denominated credit facility provided by ATF Bank for the refinancing of a loan, which financed the purchase of certain equipment. The credit facility matures on August 25, 2005. As of December 31, 2004, KaR-Tel had drawn down €7.8 million under this loan. KaR-Tel has agreed to secure this loan with a pledge of equipment pursuant to a pledge agreement that it expects to execute in the second quarter of 2005.

The US$350.0 million purchase price for KaR-Tel, plus US$2.0 million in gross acquisition costs, is subject to a possible post closing adjustment based on a post closing assessment by the parties of the actual level of indebtedness and cash in KaR Tel at the time of the closing. We are currently in discussions with the seller over the amount of any post closing purchase price adjustments for this and other items. In accordance with our previously disclosed plans to involve a partner with local knowledge in KaR-Tel, we have entered into a share purchase agreement, dated February 21, 2005, to sell a minority interest of 50.0% minus one share in the parent company of KaR-Tel to Crowell. The purchase price was US$175.0 million, which is based upon the same valuation at which we purchased KaR-Tel. Crowell paid an initial deposit of US$20.0 million at signing and a subsequent deposit of US$20.0 million on April 28, 2005, both of which are non-refundable in certain instances. We expect to close the sale of the 50.0% minus one share in Limnotex during the second quarter of 2005. For a description of some of the risks associated with our acquisition of KaR-Tel, please refer to the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may not realize the anticipated benefits from our acquisition of KaR-Tel, and we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with this acquisition” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Claims by the Former Shareholders and/or the Fund or others may prevent us from realizing the expected benefits of our acquisition of KaR-Tel, result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness and deprive us of the value of our ownership interest.”

On October 22, 2004, UBS (Luxembourg) S.A. completed an offering of 8.375% loan participation notes due 2011 for the sole purpose of funding a US$300.0 million loan to our company. The loan participation notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS (Luxembourg) S.A. The loans and the loan participation notes will mature in October 2011. Interest on the loans and the loan participation notes is payable semi-annually at a rate of 8.375% per annum.

2005. On February 11, 2005, UBS (Luxembourg) S.A. completed an offering of 8% loan participation notes due 2010 for the sole purpose of funding a US$300.0 million loan to our company. The loan participation notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS (Luxembourg) S.A. The loans and the loan participation notes will mature in February 2010. Interest on the loans and the loan participation notes is payable semi-annually at a rate of 8% per annum.

On February 28, 2005, we entered into an unsecured syndicated loan facility of up to US$425.0 million. The transaction was underwritten by Citibank, N.A. and Standard Bank London Ltd., who were also acting as mandated lead arrangers and bookrunners for the financing. The facility is a three-year unsecured amortizing term loan, with quarterly principal payments beginning one year after the execution date, and bears interest at 2.5% above LIBOR per annum. The facility is available for drawing for six months. To date, VimpelCom has not drawn down any amount under this facility.

Equipment Financing. The following is a summary of our key arrangements of this type.

1996. In May 1996, KB Impuls entered into a vendor financing agreement with Alcatel in connection with the purchase of equipment for the build-out of our GSM networks. As of December 31, 2004, KB Impuls’s indebtedness to Alcatel was US$37.0 million. This indebtedness is guaranteed by our company and was incurred at various times, commencing in 1996, and bears interest at, six-month EURIBOR plus 3.5% (for orders signed from August 2000 through December 31, 2001) and six-month EURIBOR plus 2.9% (for orders signed since January 1, 2002). This indebtedness is secured by the equipment acquired from Alcatel with the proceeds of the financing and is due on various dates through 2006. KB Impuls’s vendor financing agreements with Alcatel contain certain restrictive covenants, which provide, among other things, that KB Impuls may not pledge, encumber or grant a lien or security interest over KB Impuls’s revenues, properties and rights to receive income as security for indebtedness of KB Impuls (subject to certain exceptions). In addition, these financing agreements require KB Impuls to first obtain Alcatel’s consent before entering into material contracts outside of the ordinary course of business or material contracts with any shareholder of KB Impuls (namely VimpelCom or an affiliate of our company), with limited exceptions. These vendor financing agreements permit KB Impuls to pay dividends in any year to our company or any other of its shareholders in an amount not greater than 80.0% of KB Impuls’s net profit for that year provided certain conditions are met. In addition, KB Impuls may not, without Alcatel’s prior consent, make a loan or advance to any person, with limited exceptions. For more information on the risks related to these covenants, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—We may not be able to recover, or realize the value of, the debt investments that we make in KB Impuls or other subsidiaries.”

2002. In April 2002, we entered into a frame agreement with LLC Technoserv A/S, or Technoserv, providing for the supply of telecommunications equipment, which includes an unsecured credit arrangement whereby we initially agreed to pay for 85.0% of the purchase price of the equipment with our promissory notes and 15.0% in cash. As of December 31, 2004, total debt under this facility including accrued interest was US$11.6 million and we had delivered promissory notes to Technoserv with an aggregate carrying value of US$11.4 million. This amount includes Euro-denominated promissory notes with an aggregate carrying value of €0.7 million (approximately US$0.9 million) and a face value of €0.7 million (approximately US$0.9 million) and U.S. dollar denominated promissory notes with an aggregate carrying value of US$10.7 million and a face value of US$11.2 million. Our outstanding promissory notes were issued at a discount with an effective annual interest rate of 10.0% and 8.0%. Each completed delivery of equipment is paid for with a pool of promissory notes. Each pool has a maximum term of three years and promissory notes in each pool mature quarterly.

2003. In January 2003, we entered into a non-revolving credit agreement with Bayerische Hypo- und Vereinsbank AG and Nordea Bank Sweden AB (publ) with a credit limit of US$35.7 million. The credit line may only be used to finance the acquisition of Ericsson telecommunications equipment and particular advances are limited to 85.0% of the purchase price of the related equipment. The credit line bears interest at the rate of six-month LIBOR plus 0.7%, which is payable semi-annually. Each of the three tranches under the credit line is repayable in six equal semi-annual installments over a three-year period. We commenced repaying this loan in April 2003. The credit line is secured by a pledge of the related telecommunications equipment we acquired from Ericsson and a guarantee from the Swedish Export Credit Agency “EKN”. In addition to interest payments, we are obliged to pay the Swedish Export Credit Agency a guarantee fee in the amount of 5.03% of the relevant tranche before our first draw down under each tranche. Our credit agreement with Bayerische and Nordea contains certain covenants that, among other things and subject to certain exceptions, limit our ability to incur liens and restrict our ability to make certain payments, including dividends, payments for certain shares of stock, payments of subordinated indebtedness of our company and certain investments. In addition, these covenants limit our ability to enter into transactions with affiliates and to effect a merger of our company with other entities. However, we are permitted to prepay, with five business days’ notice, any amounts outstanding under the Bayerische and Nordea credit agreement. As of December 31, 2004, US$14.8 million was outstanding under this loan.

2004. In February 2004, VimpelCom-Region entered into a non-revolving credit agreement with Svenska with a credit limit of US$69.7 million. The credit line bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. The credit line is repayable in fourteen equal semiannual installments over a seven-year period. Repayment commenced on November 20, 2004. The end of the delivery period for the purchased equipment fell on October 20, 2004. The credit line is secured by a pledge of the telecommunications equipment acquired from Ericsson, a guarantee from the Swedish Export Credit Agency “EKN” and a guarantee from our company for 20.0% of the outstanding indebtedness under the loan. In addition to interest payments, VimpelCom-Region has paid EKN a fee in the amount of 9.82% of the total commitment under this loan. The credit line may only be used to finance the acquisition of Ericsson telecommunications equipment and to refinance the EKN Premium. VimpelCom-Region is permitted to prepay at interest payment dates any amounts outstanding under this loan. Also in February 2004, VimpelCom and Svenska agreed in advance to the form that this credit agreement would take when VimpelCom became the borrower under the agreement. Accordingly, an amended and restated form of the credit agreement between VimpelCom and Svenska became effective on the date of the completion of the merger of VimpelCom-Region into VimpelCom. The interest rate, the repayment date and the guarantee from the EKN remained the same. VimpelCom’s guarantee of VimpelCom-Region’s debt as described above and the restriction on VimpelCom-Region’s ability to pay debt to VimpelCom ceased to exist under this credit facility as a result of the amendment and restatement of the credit agreement. As of December 31, 2004, US$64.7 million was outstanding under this loan.

Investing activities

We purchase equipment, telephone line capacity, frequency allocations, buildings and other assets as a part of the ongoing development of our wireless networks. In 2004, our total payments for purchases of equipment, intangible assets and other non-current assets were approximately US$1,086.3 million (compared to US$563.9 million and US$332.8 million during 2003 and 2002, respectively). In 2004, our total payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$431.0 million (compared to US$42.5 million and US$69.2 million during 2003 and 2002, respectively).

Our acquisitions during 2002, 2003 and 2004 are described below.

In July 2002, VimpelCom-Region acquired 107,084 common shares of Orensot representing a 77.6% interest, for a purchase price of approximately US$14.2 million. Orensot has a GSM-900/1800 license for the Orenburg region, which covers approximately 2.2 million people. At the time of the acquisition, Orensot had approximately 65,800 subscribers, including 46,100 GSM subscribers. In October 2002, VimpelCom-Region acquired an additional 29,274 shares, or 21.2%, of Orensot for a purchase price of approximately US$3.9 million. Subsequent to the merger of VimpelCom-Region into VimpelCom on November 26, 2004, the common shares of Orensot previously owned by VimpelCom-Region were transferred to VimpelCom. As of December 31, 2004, VimpelCom owned 136,358 shares, or 98.8%, of Orensot.

In December 2002, VimpelCom-Region acquired from Telenor and another shareholder 100.0% of the outstanding shares of Extel for a purchase price of approximately US$25.3 million. VimpelCom-Region acquired 49.0% of these shares from Telenor. Subsequent to the merger of VimpelCom-Region into VimpelCom on November 26, 2004, Extel became a wholly-owned subsidiary of VimpelCom. Extel has a GSM-900 license for the Kaliningrad region, which covers approximately 0.9 million people. At the time of the acquisition, Extel had approximately 105,000 subscribers.

In December 2002, VimpelCom-Region acquired 100.0% of Vostok-Zapad Telecom for a purchase price of approximately US$26.6 million. Subsequent to the merger of VimpelCom-Region into VimpelCom on November 26, 2004, Vostok-Zapad Telecom became a wholly-owned subsidiary of VimpelCom. Vostok-Zapad Telecom has a GSM-1800 license for the Ural super-region and a dual band GSM-900/1800 license for the following territories within the Ural region: the Sverdlovsk region, the Kirov region, the Kurgan region, the Republic of Komi, the Republic of Udmurtia and the Yamal Nenets autonomous district. Approximately 24.3 million people live in the Vostok-Zapad Telecom license area. At the time of the acquisition, Vostok-Zapad Telecom had no subscribers.

In January and September 2003, VimpelCom-Region acquired 90.0% and 10.0%, respectively, of the outstanding shares of StavTeleSot, the largest mobile telecommunications service provider in the Stavropol region. VimpelCom-Region acquired 49.0% of these shares from Telenor. VimpelCom-Region paid an aggregate purchase price of approximately US$43.1 million for StavTeleSot. In addition, we agreed to extend a credit line to StavTeleSot in the amount of approximately US$9.2 million in order for StavTeleSot to repay a bank loan previously guaranteed by Telenor. Subsequent to the merger of VimpelCom-Region into VimpelCom on November 26, 2004, StavTeleSot became a wholly-owned subsidiary of VimpelCom.

In June 2004, we acquired approximately 93.5% of the outstanding shares of DalTelecom for a purchase price of approximately US$74.1 million. In addition, DalTelecom had short-term debt of approximately US$8.0 million at the time of acquisition. DalTelecom holds cellular licenses for a portion of the Far East super-region. DalTelecom is a GSM-1800 and D-AMPS operator with licenses to operate in three of the 15 regions within the Far East super-region (Khabarovsk Krai, Amur Region and Kamchatka Region) covering a population of approximately 2.7 million people. DalTelecom’s subscriber base as of December 31, 2004 was approximately 484,000 (including approximately 92,000 GSM subscribers). In 2005, we acquired the remaining 6.5% of the outstanding shares of DalTelecom in a series of transactions, resulting in DalTelecom becoming a wholly-owned subsidiary of VimpelCom.

On July 13, 2004, we acquired the remaining 49.0% of common stock of Bee Line Samara for approximately US$12.9 million, resulting in Bee Line Samara becoming a wholly-owned subsidiary of VimpelCom. Bee Line Samara has D-AMPS and GSM-1800 licenses for the Samara region, which covers approximately 3.3 million people. At the time of the acquisition, Bee Line Samara had approximately 103,000 D-AMPS subscribers.

On September 3, 2004, we acquired KaR-Tel through the purchase of 100.0% of the issued and outstanding shares of KaR-Tel’s parent company, Limnotex, for a purchase price of US$350.0 million, plus US$2.0 million of gross acquisition costs. In addition, KaR-Tel had debt of approximately US$75.0 million, which we assumed at the time of acquisition. The US$350.0 million purchase price for KaR Tel is subject to a possible post closing adjustment based on a post closing assessment by the parties of the actual level of indebtedness and cash in KaR-Tel at the time of closing. KaR-Tel holds a national GSM-900 license for Kazakhstan and at the time of the acquisition served approximately 600,000 subscribers, representing, according to our estimates, a 31.0% market share in Kazakhstan. For a description of some of the risks associated with our acquisition of KaR-Tel, please refer to the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may not realize the anticipated benefits from our acquisition of KaR-Tel, and we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with this acquisition” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Claims by the Former Shareholders and/or the Fund or others may prevent us from realizing the expected benefits of our acquisition of KaR-Tel, result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness and deprive us of the value of our ownership interest.”

Future capital requirements

Wireless service providers require significant amounts of capital to construct networks and attract subscribers. Our capital expenditures during 2004 were approximately US$1,680.9 million, the majority of which was invested in our network development and acquisitions. Our estimated capital expenditures for 2005 are approximately US$1,700.0 million, which we currently intend to invest in our network development and acquisitions. The actual amount of our capital expenditures for 2005 will be influenced by the pace of subscriber growth over the remainder of the period. The capital expenditure amounts stated above do not include any amounts that may be invested in acquiring existing wireless operators in various license areas and/or in the purchase of cellular licenses in these areas.

We anticipate that the funds necessary to meet our current capital requirements and those to be incurred in the foreseeable future (including with respect to any possible acquisitions) will come from:

•	cash currently held by our company;

•	operating cash flows;

•	Export Credit Agency guaranteed financing;

•	borrowings under bank financings, including credit lines currently available to us

•	syndicated loan facilities; and

•	debt financings from Russian and international capital markets.

We believe that funds from a number of these sources, coupled with cash on hand, will be sufficient to meet our projected capital requirements for the next 12 months.

Contractual Obligations

The following table summarizes the contractual principal maturities of our long-term debt, including its current portion, and our minimum payments required under our capital lease obligations and purchase obligations, each as of December 31, 2004. We expect to meet our contractual obligation payment requirements with cash flows from our operations and other financing arrangements. Subsequent to December 31, 2004, there have been a number of additional changes in certain of our outstanding indebtedness. For information regarding these changes, see “—Financing activities—2005” above.

	Payments due by period (In millions of U.S. dollars)
	Total	Prior to December 31, 2005	January 1, 2006 to December 31, 2008	January 1, 2009 to December 31, 2010		After January 1, 2011
Contractual Obligations(1)
Bank loans	355.3	115.1	199.3	40.9		—
Loan from J.P. Morgan AG (funded by the issuance of loan participation notes by J.P. Morgan AG)	250.0	250.0	—	—		—
Loans from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)(2)	750.0	—	—	450.0	(2)	300.0
Equipment financing (including accrued interest)	109.8	71.5	36.9	1.4		—
Ruble denominated bonds	108.1	—	108.1	—		—
Capital lease obligations	7.9	2.9	5.0	—		—
Total	1581.1	439.5	349.3	492.3		300.0

(1)	Note that debt payments could be accelerated upon violation of debt covenants.
(2)	Does not include the February 11, 2005 US$300.0 million loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.), which becomes due in February 2010.

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

The consolidated financial statements set forth in this Annual Report on Form 20-F include the accounts of our company and our consolidated subsidiaries. Our consolidated financial statements also include the accounts of VimpelCom (BVI) Ltd., a special purpose entity affiliated with and controlled by our company, and VC Limited, a wholly owned subsidiary of VimpelCom (BVI) Ltd. All inter company accounts and transactions have been eliminated. We have used the equity method of accounting for companies in which our company has significant influence. Generally, this represents voting stock ownership of at least 20.0% and not more than 50.0%.

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

Certain Factors Affecting our Financial Position and Results of Operations

Inflation

The Russian Government has battled inflation for the last decade and had made significant progress by the mid-1990s. We set prices for our products and services in U.S. dollar equivalent units in order to help insulate us from the volatility of the Russian ruble. However, inflation affects the purchasing power of our mass market subscribers. For the years ended December 31, 2004, 2003 and 2002, Russia’s inflation rates were 11.7%, 12.0% and 15.1%, respectively, according to Goskomstat.

Foreign Currency Translation

Russia. We report to Russian tax authorities and maintain our statutory accounting records in Russian rubles. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are stated in U.S. dollars, which is our functional currency. Accordingly, transactions and balances not already measured in U.S. dollars have been translated into U.S. dollars in accordance with the relevant provisions of Statement of Financial Accounting Standards, or SFAS, No. 52, “Foreign Currency Translation.” Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from the translation of monetary assets and liabilities that are not denominated in U.S. dollars are credited or charged to operations.

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

On December 31, 2004, 2003 and 2002, the official Russian ruble-U.S. dollar exchange rate was 27.75 rubles per U.S. dollar, 29.45 rubles per U.S. dollar and 31.78 rubles per U.S. dollar, respectively. On December 31, 2004, 2002 and 2001, the official U.S. dollar-Euro exchange rate was US$1.36 per Euro, US$1.25 per Euro and US$1.04 per Euro, respectively.

We have implemented a number of risk management activities to minimize currency risk and exposure. To minimize the risk of Russian ruble fluctuations and devaluation, we list tariffs and calculate monthly bills in U.S. dollar equivalent units, although we continue to receive payment in Russian rubles, in accordance with applicable law. As a result, subscribers now pay their bills at the prevailing U.S. dollar Russian ruble exchange rate on the date that payment is made. Subscribers are also charged a 1.0% surcharge to cover the cost of converting Russian rubles into U.S. dollars. In addition, we hedge our Euro-denominated liabilities with U.S. dollar-Euro currency forward agreements and by maintaining some cash deposits in Euros.

To the extent permitted by Russian law we keep our readily available cash in U.S. dollars and Euros in order to manage against the risk of Russian ruble devaluation. Our foreign currency liabilities are primarily associated with the purchase of equipment, loans denominated in foreign currencies and roaming obligations to our international roaming partners. Under applicable law, we are permitted to buy hard currency to settle these contracts. A large proportion of our Euro-denominated liabilities is hedged by a series of Euro-U.S. dollar forward currency exchange contracts, and we have cash and cash equivalents denominated in Euros in an amount sufficient to cover the remaining liabilities, details of which are described above. Where possible, we incur indebtedness denominated in U.S. dollars in order to avoid currency exposure.

Kazakhstan. The national currency of the Republic of Kazakhstan is the Kazakhstan tenge. Management has determined KaR-Tel’s functional currency to be the Kazakhstan tenge as it reflects the economic substance of the underlying events and circumstances of the company. The Kazakhstan tenge is not a convertible currency outside Kazakhstan and, accordingly, any conversion of Kazakhstan tenge amounts to U.S. dollars or other foreign currency should not be construed as a representation that Kazakhstan tenge amounts have been, could be, or will be in the future, convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates. At December 31, 2004, the official Kazakhstan tenge-U.S. dollar exchange rate was 130 tenges per U.S. dollar.

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

Revenue Recognition

We earn service revenues for usage of our cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value added services. Roaming revenues include revenues from our customers who roam outside their selected home coverage area and revenues from other wireless carriers for roaming by their customers on our network. Value added services include SMS, caller number identification, voice mail, call waiting and data transmission. Generally, these features generate additional revenues through monthly subscription fees or increased wireless usage through utilization of the features. Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. Revenue on prepaid cards is deferred and recognized when services are rendered. Revenues from equipment sales are recognized in the period in which the equipment is sold. Revenues are stated net of value added tax charged to customers.

Our billing cycles’ cut-off times require us to estimate the amount of service revenue earned but not yet billed at the end of each accounting period. We estimate our unbilled service revenue by reviewing the amounts subsequently billed and estimating the amounts relating to the previous accounting period based on the number of days covered by invoices and other relevant factors. Actual service revenues could be greater or lower than the amounts estimated due to the different usage of airtime in different days. We have analyzed the potential differences and believe that historically they have not been material

In line with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”, we defer telecommunications connection fees. Deferred revenues are subsequently recognized over the estimated average customer lives under tariff plans, which provide for payment of connection fees and which are periodically reassessed by us, and such reassessment may impact our future operating results.

Property and Equipment

We state our property and equipment at historical cost. We depreciate our telecommunications equipment, including equipment acquired under capital leases, using the straight-line method over its estimated useful life of seven years. We depreciate capitalized leasehold improvement expenses for base station positions using the straight-line method over the estimated useful life of seven years, or the lease term, whichever is shorter. We depreciate buildings using the straight-line method over estimated useful lives of twenty years. Office and measuring equipment, vehicles and furniture are depreciated using the straightline method over estimated useful lives ranging from five to ten years. The actual economic lives may be different than our estimated useful lives, thereby resulting in different carrying value of our property and equipment. Changes in technology or changes in our intended use of property and equipment may cause the estimated useful lives or the value of these assets to change. We perform periodic internal studies to confirm the appropriateness of the estimated useful economic lives of our property and equipment. These studies could result in a change in the depreciable lives of our property and equipment and, therefore, our depreciation expense in future periods.

In January 2004, we changed the estimated useful life of GSM telecommunications equipment from 9.5 to seven years, due to the company’s continuing evaluation of its use of various technologies combined with the January 2004 announcements of the plans of the Russian Government to initiate the process of awarding licenses for new mobile communications technologies. On January 1, 2004, the New Law came into effect in Russia and on February 11, 2005, the Russian Government adopted the required regulation setting forth the types of telecommunications activities and related terms and conditions. The re-issuance is discussed in “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If the telecommunications licenses, frequencies and other permissions previously held by VimpelCom-Region are not re-issued to us, or are not re-issued to us in a timely and complete manner, our business may be materially adversely affected.” Due to this recent adoption of the regulation, we are in the process of re-assessing the useful life estimates of our GSM telecommunications licenses. We expect to complete this process in the first half of 2005.

Goodwill and Intangible Assets

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

Valuation Allowance for Deferred Tax Assets

We record valuation allowances related to tax effects of deductible temporary differences and loss carry forwards when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences. As of December 31, 2004, our deferred tax asset amounted to US$72.7 million, and no valuation allowance was recognized. Changes in our assessment of probability of realization of deferred tax assets may impact our effective income tax rate.

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

Recent Accounting Pronouncements

In April 2004, FASB issued FASB Staff Position FAS 129-1, “Disclosure Requirements under FASB Statement No. 129, Disclosure of Information about Capital Structure, Relating to Contingently Convertible Financial Instruments” (“FSP FAS 129-1”). FSP FAS 129-1 provides guidance on disclosures of contingently convertible financial instruments, including those containing contingent conversion requirements that have not been met and are not otherwise required to be included in the calculation of diluted earnings per share. The statement was effective immediately, and applies to all existing and newly created securities. The adoption of this statement did not have a material effect on VimpelCom’s results of operations or financial condition.

In November 2004, the EITF issued EITF No. 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations. EITF 03-13 assists in the development of a model for evaluating (a) which cash flows are to be considered in determining whether cash flows have been or will be eliminated and (b) what types of continuing involvement constitute significant continuing involvement when determining whether the disposal or sale of a component of a business is to be accounted for as discontinued operations. The adoption of the provisions of EITF No. 03-13 is not expected to have a material effect on VimpelCom’s results of operations or its financial position.

On December 16, 2004, FASB issued Statement No. 123 (revised 2004), “Share Based Payment” (“SFAS No. 123R”), which is a revision of SFAS No. 123. Statement No. 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees and amends Statement No. 95, “Statement of Cash Flows”. Under SFAS No. 123R, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. SFAS No. 123R is effective in the first interim or annual reporting period beginning after June 15, 2005.

SFAS No. 123R provides two alternatives for adoption: (1) a “modified prospective” method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as for the unvested portion of awards outstanding as of the effective date and (2) a “modified retrospective” method which follows the approach in the “modified prospective” method, but also permits entities to restate prior periods to reflect compensation cost calculated under SFAS No. 123 for pro forma amounts disclosure. The company plans to adopt SFAS No. 123R using the modified prospective method. The adoption of SFAS No. 123R is expected to have an impact on our results of operations. On March 30, 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment,” (“SAB 107”), which expressed views of the SEC staff regarding the application of SFAS No. 123R. The impact of adopting SFAS No. 123R and SAB 107 cannot be accurately estimated at this time, as it will depend on the amount of share based awards granted in future periods. However, had we adopted SFAS No. 123R and SAB 107 in a prior period, the impact would approximate the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to the Consolidated Financial Statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”. SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB No. 29”), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This provisions of SFAS No. 153 are effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date SFAS No. 153 was issued. The adoption of the provisions of SFAS No. 153 are not expected to have a material impact on our results of operations or financial position.

Related Party Transactions

We have entered into transactions with related parties and affiliates. Please see the section of this Annual Report on Form 20-F entitled “Certain Transactions.”

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation. Unamortized debt issue costs were included in other assets. Goodwill was presented separately from other intangible assets. Costs of SIM cards sold were reclassified from cost of telephones and accessories sold to service costs and from sales of telephones and accessories to service revenues.

Additional Reconciliations of Non-U.S. GAAP Financial Measures (Unaudited)

ARPU and SAC are non-U.S. GAAP financial measures. ARPU is used to measure the average monthly services revenue on a per subscriber basis. ARPU is calculated as service revenue generated by subscribers, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, divided by the average number of our subscribers for the period. SAC is used to measure the average cost of adding a new subscriber. SAC is calculated as dealers’ commissions, advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers added in the period.

We believe that ARPU and SAC provide useful information to investors because they are indicators of the performance of our business operations and assist management in budgeting. We believe that ARPU provides management with useful information concerning usage and acceptance of our services. We believe that SAC assists management in quantifying the incremental costs to acquire a new subscriber. Non-U.S. GAAP financial measures should not be viewed in isolation or as an alternative to other figures reported under U.S. GAAP. Reconciliation of ARPU to service revenue and connection fees and SAC to selling, general and administrative expenses, the most directly comparable U.S. GAAP financial measures, is presented below.

Reconciliation of ARPU to Service Revenue and Connection Fees

(Unaudited, in thousands of U.S. dollars, except for ARPU and subscriber amounts)

	Years Ended December 31,
	2004		2003		2002		2001		2000
Total ARPU:
Service revenue and connection fees	US$	2,091,198	US$	1,275,872	US$	728,729	US$	383,321	US$	252,333
Less: Connection fees		720		1,282		1,962		2,079		711
Less: Revenue from rent of fiber-optic channels		1,788		1,299		1,831		2,032		813
Service revenue used to calculate ARPU		2,088,690		1,273,291		724,936		379,210		250,809
Average number of subscribers (‘000)		16,986		7,749		3,305		1,208		562
Average revenue per subscriber per month		10.2	US$	13.7	US$	18.3	US$	26.2	US$	37.2
Moscow license area ARPU:
Total operating revenues	US$	1,265,122	US$	977,199	US$	718,429	US$	420,387		—
Less: Revenues from sales of handsets and accessories and other revenues		151,454		87,883		53,417		45,420		—
Less: Connection fees		426		777		1,727		1,904		—
Less: Revenue from rent of fiber-optic channels		1,788		1,299		1,831		2,032		—
Service revenue used to calculate ARPU		1,111,454		887,240		661,454		371,031		—
Average number of subscribers (‘000)		6,307		4,522		2,835		1,168		—
Moscow license area average revenue per subscriber per month	US$	14.7	US$	16.4	US$	19.4	US$	26.5		—
Regional ARPU:
Total operating revenues	US$	1,042,489	US$	459,355	US$	88,874	US$	11,973		—
Less: Revenues from sales of handsets and accessories		17,383		27,125		16,358		2,423		—
Less: Other revenues		5,826		6,100		647		68		—
Less: Connection fees		451		522		298		284		—
Service revenue used to calculate ARPU		1,018,829		425,608		71,571		9,198		—
Average number of subscribers (‘000)		10,650		3,227		469		35		—
Regional average revenue per subscriber per month	US$	8.0	US$	11.0	US$	12.7	US$	21.9		—
Kazakhstan ARPU:
Total operating revenues		45,082		—		—		—		—
Less: Revenues from sales of handsets and accessories		—		—		—		—		—
Less: Other revenues		—		—		—		—		—
Less: Connection fees		—		—		—		—		—
Service revenue used to calculate ARPU		45,082		—		—		—		—
Average number of subscribers (‘000)		716		—		—		—		—
Kazakhstan average revenue per subscriber per month		15.7		—		—		—		—

Reconciliation of SAC to Selling, General and Administrative Expenses

(Unaudited, in thousands of U.S. dollars, except for SAC and subscriber amounts)

	Years Ended December 31,
	2004		2003		2002
Total:
Revenues from sales of handsets and accessories	US$	51,860	US$	55,765	US$	49,073
Less: Cost of handsets and accessories sold		39,216		36,447		32,101
Selling, general and administrative expenses	US$	720,127	US$	467,655	US$	271,963
Less: General and administrative expenses		454,050		290,870		171,991
Sales and marketing expenses, including	US$	266,077	US$	176,785	US$	99,972
advertising & marketing expenses		68,142		50,867		28,887
dealers’ commission expense		197,935		125,918		71,085
Customer acquisition costs	US$	266,077	US$	176,785	US$	99,972
New gross subscribers (‘000)		19,204		9,144		3,896
Total Subscriber Acquisition Cost	US$	13.9	US$	19.3	US$	25.7
Moscow license area SAC:
Revenues from sales of handsets and accessories	US$	61,864	US$	44,292	US$	39,769
Less: Cost of handsets and accessories sold		46,786		33,658		29,185
Selling, general and administrative expenses	US$	352,631	US$	308,745	US$	225,111
Less: General and administrative expenses		251,123		193,256		138,218
Sales and marketing expenses, including	US$	101,508	US$	115,489	US$	86,893
advertising & marketing expenses		42,357		31,031		21,930
dealers’ commission expense		59,151		84,458		64,963
Customer acquisition costs	US$	101,508	US$	115,489	US$	86,893
New gross subscribers (‘000)		4,235		4,055		2,762
Moscow license area Subscriber Acquisition Cost	US$	24.0	US$	28.5	US$	31.5
Regional SAC:
Revenues from sales of handsets and accessories	US$	17,383	US$	35,335	US$	17,219
Less: Cost of handsets and accessories sold		16,056		33,151		18,530
Handsets and accessories subsidies		—		—	US$	1,311
Selling, general and administrative expenses	US$	366,434	US$	170,153	US$	49,551
Less: General and administrative expenses		206,788		108,503		35,873
Sales and marketing expenses, including	US$	159,646	US$	61,650	US$	13,678
advertising & marketing expenses		25,035		19,835		7,189
dealers’ commission expense		134,611		41,815		6,489
Customer acquisition costs	US$	159,646	US$	61,650	US$	14,989
New gross subscribers (‘000)		14,711		5,089		1,134
Regional Subscriber Acquisition Cost	US$	10.9	US$	12.1	US$	13.2
Kazakhstan SAC:
Revenues from sales of handsets and accessories		—		—		—
Less: Cost of handsets and accessories sold		—		—		—
Handsets and accessories subsidies		—		—		—
Selling, general and administrative expenses	US$	12,388		—		—
Less: General and administrative expenses		6,972		—		—
Sales and marketing expenses, including	US$	5,416		—		—
advertising & marketing expenses		953		—		—
dealers’ commission expense		4,463		—		—
Customer acquisition costs	US$	5,416		—		—
New gross subscribers (‘000)		259		—		—
Kazakhstan Subscriber Acquisition Cost	US$	20.9		—		—

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

As of April 30, 2005, the members of our board of directors, management committee, audit commission and other members of our senior management were as follows:

Name	Age	Title
Jo O. Lunder(1)	43	Chairman of Board of Directors
Mikhail M. Fridman(2)	41	Director
Arve Johansen(1)	55	Director
Pavel V. Kulikov(2)	28	Director
Alexey M. Reznikovich(2)	37	Director
Alex Sozonoff(3)	67	Director
Terje Thon(1)	59	Director
Henrik E. Torgersen(1)	58	Director
Natalia Tsukanova(2)	38	Director
Alexander V. Izosimov(4)	41	Chief Executive Officer and General Director
Elena A. Shmatova(4)	46	Vice President, Chief Financial Officer
Nikolai N. Pryanishnikov(4)	32	Executive Vice President and General Manager, Regions
Jere C. Calmes(4)	35	Executive Vice President and General Manager, Moscow
Sergei M. Avdeev(4)	55	Vice President, Chief Technical Officer
Alexei M. Mischenko(4)	56	Vice President, Business Development in the CIS
Marina V. Novikova(4)	40	Director of Human Resources
Olga N. Turischeva(4)	35	Director of Marketing
Valery V. Frontov	54	Vice President of Licensing, Government Relations & Security
Valery P. Goldin	63	Vice President of International Relations
Igor V. Orlov	31	Secretary of Board of Directors, Chief Compliance Officer
Alexander Gersh	41	Audit Commission Member
Knut Giske(1)	38	Audit Commission Member
Nigel J. Robinson(2)	38	Audit Commission Member

(1)	Telenor nominee.
(2)	Alfa Group nominee.
(3)	Nominated by Telenor and approved by Alfa Group.
(4)	Member of the management committee.

Under the terms of a shareholders agreement dated as of May 30, 2001 between Telenor and Alfa Group, Telenor and Alfa Group have the right to nominate up to four candidates each for election to our board of directors, for so long as each company beneficially owns at least 25.0% plus one share of our company’s issued and outstanding voting capital stock. One of the four candidates nominated by each, however, may not be an employee, officer or director of Telenor, Alfa Group or any of their affiliates, unless Telenor or Alfa Group, as the case may be, beneficially owns more than 44.0%, but not more than 50.0%, of our issued and outstanding voting capital stock. In addition, for so long as Telenor beneficially owns at least 25.0% plus one share of our company’s issued and outstanding voting capital stock, it is entitled to nominate one additional director to our board of directors (subject to Alfa Group’s approval if, at that time, Alfa Group beneficially owns at least 25.0% plus one share of our company’s issued and outstanding voting capital stock). Such additional director may not be an employee, officer, director and/or other affiliate of Telenor, Alfa Group or any of their affiliates. According to recent SEC filings, Alfa Group and Telenor own 32.9% and 26.6%, respectively, of our voting capital stock. Russian law requires that nominees for the board be submitted by shareholders by January 30 of each year for inclusion into the agenda for the annual general shareholders meeting. In January 2005, Telenor nominated six candidates and Alfa nominated seven candidates for election to our board and on February 4, 2005 our board approved their submissions of candidates. Prior to the approval by our board of directors of the notice to shareholders of our June 2005 annual general meeting (which notice contains a list of candidates for election to our board), Telenor submitted a letter requesting the withdrawal of Alexander Sozonoff, one of their independent candidates, as a nominee, but Mr. Sozonoff (who was also nominated by Alfa) did not consent to the withdrawal of his name by Telenor.

Current Directors

Jo O. Lunder has served as Chairman of the board of directors of our company since October 2003. Since February 2005, Mr. Lunder has served as the Chief Executive Officer of Ementor ASA, a company listed on the Oslo Stock Exchange. From April 2001 until October 2003, Mr. Lunder served as Chief Executive Officer of our company, and from May 2001 until October 2003 as our General Director. Mr. Lunder has served as a director of our company since May 2002. From September 2000 until April 2001, Mr. Lunder served as our company’s President and Chief Operating Officer. From May 2000 until September 2000, Mr. Lunder served as First Deputy Chief Executive Officer and Chief Operating Officer of our company. From September 1999 until April 2000, Mr. Lunder served as our Chief Operating Officer. From 1993 to August 1999, Mr. Lunder served in various capacities for Telenor and its affiliates, including Chief Operating Officer of Telenor Mobile Communications AS (“Telenor Mobile”). Mr. Lunder earned a bachelor’s degree from Oslo Business School and an MBA from Henley Management College in the U.K. He has also completed a Management Training program at IMD in Lausanne, Switzerland.

Mikhail M. Fridman has been a director of our company since July 2001. Mr. Fridman currently serves as Chairman of the board of directors of Alfa Bank and as a member of the board of directors Trade House Perekriostok. Since 1989, Mr. Fridman has taken an active role in managing the Alfa Group, which includes Eco Telecom Limited, Alfa Bank, AlfaStrakhovanie Insurance Group, Alfa-Eco, Smirnov Trade House and Trade House Perekriostok. In 1988, Mr. Fridman co-founded the “Alfa-Foto” cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at “Elektrostal” metallurgical works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys.

Arve Johansen has been a director of our company since June 2003. Mr. Johansen currently serves as Senior Executive Vice President of Telenor, a position that he has held since 1989. Mr. Johansen is Vice Chairman of the board of directors of COSMOTE (Greece) and is a member of the boards of directors of DTAC, DiGi.Com, Wireless Matrix Corp. and Eltelc. Mr. Johansen held various positions before joining the Telenor Group in 1989, including Chief Executive Officer and a member of the corporate board of Telia-Telenor Mobile in 1999, Chief Executive Officer of Telenor International AS from 1995 to 1998, Vice President of Norsk Telekom AS from 1993 to 1994 and Vice President of TBK AS (Telenor Business Communications) from 1989 to 1992. From 1985 until 1988, Mr. Johansen served as Vice President of Ericsson (Norway), responsible for the sale and delivery of large specialized telecommunications systems to customers worldwide. Mr. Johansen received a M.S. degree in telecommunications from the Norwegian Institute of Technology and completed the Program for Management Development at Harvard Business School.

Pavel V. Kulikov has been a director of our company since May 2002. Mr. Kulikov has served as Managing Director of OOO “Alfa Telecom” since December 2004. From April until December 2004, he served as the General Director of OOO “Alfa Telecom,” and from 2000 until April 2004 he served as General Director of Alfa-Eco Telecom. Mr. Kulikov is also a member of the board of directors of our wholly-owned subsidiary, KB Impuls. From 1998 until 2000, Mr. Kulikov served as Deputy General Director of JSC Moscow Black Iron Casting Factory. From 1997 until 1998, Mr. Kulikov served as Deputy General Director of ZAO “MSS-Start,” which is now a wholly-owned subsidiary of our company and a retail dealer for mobile telecommunications companies in the Moscow license area. Mr. Kulikov graduated from Moscow State University and is currently doing postgraduate research at the Moscow State University.

Alexey M. Reznikovich has served as a director of our company since May 2002. Mr. Reznikovich currently serves as a member of the boards of directors Trade House Perekriostok, OOO “Alfa Telecom,” “Russian Technologies,” a venture funds group and Alfa-Eco Telecom. Mr. Reznikovich was the General Director and a member of the boards of directors of “CafeMax” and “EMAX” from February 2001 until December 2002. From January 1996 to February 2001, Mr. Reznikovich was a partner at McKinsey & Co. Before joining McKinsey & Co., Mr. Reznikovich worked at Procter & Gamble (Italy) and Transworld (USA). Mr. Reznikovich graduated from the Economics Faculty of Moscow State University and received an MBA from Georgetown University/INSEAD University in France.

Alex Sozonoff has served as a director of our company since June 2003. Mr. Sozonoff currently serves as Chairman of the boards of directors of Stonesoft Corp., European Wholesale Group, Ltd., Hewlett-Packard OY (Finland) and Global Beach Group. Mr. Sozonoff is also a board member of F-Secure Corp. and the Co-Chairman of the Sir Peter Ustinov Foundation in Geneva, Switzerland. Mr. Sozonoff held various positions at Hewlett-Packard for 35 years, retiring in January 2001. He continues to serve as the Senior Advisor to the Chief Executive Officer of Hewlett-Packard. Immediately prior to his retirement, Mr. Sozonoff served as Vice President of Customer Advocacy, responsible for raising Hewlett-Packard’s overall skill in the area of relationship management. In addition, he was responsible for the Total Customer Experience for the Business Customer Organization. In 1997, he was named “Executive of the Year” by the North American Account Management Association. Mr. Sozonoff received a bachelor’s degree in economics from the University of Tennessee and a degree from the Nijenrode University in Breukelen, Netherlands. He graduated from the Wharton Management Program in 1995.

Terje Thon has been a director of our company since January 1999. Mr. Thon currently serves as the Chairman of the boards of directors of Norwegian Air Ambulance, Tandberg Data ASA, Telenor Satellite Services AS and Bravida ASA. Mr. Thon also serves as Vice Chairman of the board of directors of Aker University Hospital and as a member of the boards of directors of ProAct IT Group AB, the Norwegian newspaper Dagbladet AS and Birdstep Technology ASA. From November 1994 until October 2000, Mr. Thon served as Senior Executive Vice President of Telenor AS, with responsibility for Telenor’s international activities. Previously, Mr. Thon served as Deputy Managing Director of Norsk Telekom and Managing Director of TBK AS. Prior to joining Telenor, Mr. Thon held senior management positions in the former Norwegian telecommunications group EB AS, which subsequently merged into the ABB group, and the Norwegian companies ASV and NVE. Mr. Thon received a M.S. degree from the Norwegian Technical University and completed the Program for Management Development at Harvard Business School.

Henrik Torgersen has been a director of our company since January 1999. Mr. Torgersen currently serves as Executive Vice President of Telenor, a position that he has held since July 2000. He has also served as President of Telenor East Invest AS and Regional Director of Telenor responsible for operations in Russia and the CIS countries since November 1998. He joined Telenor as a Senior Vice President in August 1998. Prior to joining Telenor, Mr. Torgersen was an Associate Partner at Andersen Consulting (now Accenture) in the area of electronic commerce. From 1992 to 1998, he worked with Andersen Consulting and was responsible for building and running its Foundation Software Organisation in Northern Europe. Mr. Torgersen has more than 15 years of experience as an executive in the information technology industry and worked for eight years with IBM. He holds a master’s degree in electrical engineering and cybernetics from the Technical University of Norway and has completed a Management Training program at IMD in Lausanne, Switzerland.

Natalia Tsukanova has served as a director of our company since June 2003. Ms. Tsukanova has served as Vice President of J.P. Morgan since 1997, with responsibility for mergers and acquisitions in the area of natural resources. Prior to joining J.P. Morgan, Ms. Tsukanova worked for the State Property Management Committee of the Russian Federation and for Boston Consulting Group in London and Moscow. Ms. Tsukanova holds a Ph.D. and M.A. degree in economics from Moscow State University and Harvard and an MBA with honors from INSEAD University in France.

Senior Management

Alexander V. Izosimov has served as Chief Executive Officer and General Director of our company since October 2003. Mr. Izosimov is also a member of the boards of directors of Baltic Beverages Holding and GSM Association. Prior to joining our company, Mr. Izosimov held several senior positions at Mars, Inc., including general manager for Russia and the CIS until 2001. Most recently, Mr. Izosimov served as a member of the Global Executive Management Board and Regional President for the CIS, Central Europe and Nordics for Mars, Inc., with responsibility for more than 20 markets in the region, including all of Russia and the CIS. Prior to joining Mars, Inc. in 1996, Mr. Izosimov worked for McKinsey & Co. in Stockholm and London for five years, where he focused on sales and marketing as well as cost optimization. Mr. Izosimov graduated from the Moscow Aviation Institute with a M.S. degree in 1987 and holds an MBA from INSEAD.

Elena A. Shmatova has served as Vice President of our company since June 2004 and as Chief Financial Officer of our company since January 2003. Ms. Shmatova served as Director of Treasury of our company from March 2002 to January 2003 and as Financial Controller of our company from December 1999 to March 2002. From 1992 to 1999, Ms. Shmatova served as Deputy Finance Director, Finance Director and Vice President of Finance at the Sprint Communications/GlobalOne Group of companies in Russia. Prior to 1992, Ms. Shmatova served as a Financial Director of “Express Mail Service-Garantpost” and was an economist at the Ministry of Telecommunications of the USSR and the Center of International Accounting of the Ministry of Telecommunications of the USSR. Ms. Shmatova received a bachelor’s degree in economics from the Moscow Telecommunications University.

Nikolai N. Pryanishnikov has served as Executive Vice President and General Manager, Regions of our company since June 2004. From October 2000 until May 2004, Dr. Pryanishnikov served as First Vice President and Commercial Director of our company. From May 1999 until October 2000, he held various positions at our company, including Deputy General Director and Head of Moscow Operations. From April 1997 to May 1999, Dr. Pryanishnikov served as Deputy General Director for Commercial Business at “Moscow Cellular Communications” Company. From May 1992 to April 1997, Dr. Pryanishnikov held various positions at “Moscow Cellular Communications” Company, including General Director of “Mobile Centre” (ZAO “MSS Start”), Marketing Director, Head of the Marketing Development Sector and sales representative. Dr. Pryanishnikov graduated from the Moscow Automobile and Road Building Institute, the All-Russia Financial Institute and received an MBA degree from the Higher Commercial School at the Ministry of International Economic Relations and Trade of the Russian Federation and International Management University (Paris). Dr. Pryanishnikov received a Ph.D. from the Higher School of Economics and Entrepreneurship at the Ministry of Foreign Relations and Commerce of the Russian Federation.

Jere C. Calmes has served as Executive Vice President and General Manager, Moscow of our company since June 2004. From January 2001 until May 2004, Mr. Calmes served as Vice President of Customer Operations and Product Management of our company. From May 1996 until January 2001, Mr. Calmes held various positions within the Network Management Group of Motorola Inc.’s international portfolio of wireless operating companies. These positions included Director of Customer Services and Credit Control for ECMS-MobiNil, a leading GSM operator in Egypt, from June 1998 until January 2001, and Deputy General Director of St. Petersburg Telecom from May 1996 until July 1997. Mr. Calmes has worked in the wireless industry in a number of countries including Russia, the United Kingdom, Lithuania, Jordan, Israel, Pakistan and Egypt. Mr. Calmes received a B.A. degree in International Relations from Bates College in 1992 and completed an Executive Development Program at Wharton School of Business in the summer of 2002.

Sergei M. Avdeev has served as the Vice President, Chief Technical Officer of our company since 1998. Mr. Avdeev served as Regional AMPS Project Manager from 1995 to 1996 and as GSM-1800 Project Manger from 1996 to 1998. Mr. Avdeev received the equivalent of a Ph.D. in Radio Science from, and was a professor at, Moscow’s State Technical University named after N.E. Bauman.

Alexei M. Mischenko has served as Vice President, Business Development in the CIS of our company since June 2004. Mr. Mischenko served as General Director of Vostok-Zapad Telecom from May 2003 until January 2005 and General Director of VimpelCom-Region from June 2001 until its merger into our company in November 2004. From May 2002 until May 2004, Mr. Mischenko served as First Vice President of Regional and Business Development of our company. Mr. Mischenko is also a member of the board of directors of KB Impuls. From November 1999 to June 2001, Mr. Mischenko served as General Director of FORA Communications. From January to November 1999, he served as Managing Director of ZAO Lucent Technologies in St. Petersburg and, from December 1997 to November 1999, as Deputy Managing Director of ZAO Lucent Technologies Russia. Mr. Mischenko earned a degree in microelectronics from the Leningrad Electrotechnical Institute named after V.I. Ulyanov in 1973, and a Ph.D. in fiber optics components from All-Union Scientific Research Institute of General Techniques Standardization in Moscow in 1989.

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

Olga N. Turischeva has served as Director of Marketing of our company since January 2001. From 1998 to January 2001, she served as Marketing Director of Bosch und Siemens Hausgeraete in Moscow. Ms. Turischeva received a degree in economics from Moscow State University.

Valery V. Frontov has served as Vice President of Licensing, Government Relations and Security of our company since January 1998 and was a member of our board of directors from January 1999 until July 2001. From December 1994 to June 1998, Mr. Frontov served as head of the Radio Frequency Service. Mr. Frontov received a Candidate of Science degree, which is equivalent to a Ph.D., from the Radio Engineering Department of the Leningrad Military Engineering Academy. Mr. Frontov also received a master’s degree in public management from the Academy of National Economy under the Government of the Russian Federation. Mr. Frontov also received a law degree from the Russian Law Academy.

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

Igor V. Orlov served as Chief Compliance Officer of our company from February 2004 until April 2005, as Secretary of our board of directors from October 2004 until April 2005 and as head of our company’s Corporate Governance Group from February 2003 until April 2005. From February 1999 until January 2003, Mr. Orlov served as Legal Advisor and Deputy Director of Corporate Affairs at Nestle Food LLC in Moscow. Mr. Orlov graduated from the Law Faculty of Moscow State University in 1995 and has obtained additional legal training from the Central European University and Brigham Young University, J. Reuben Clark Law School.

Audit Commission Members

Alexander Gersh has been a member of our audit commission since June 2003 and the Chairman of our Audit Commission since 2004. Since January 2005, Mr. Gersh has served as Chief Financial Officer of NDS Group plc, a provider of technology solutions for digital pay-TV. He previously served as Chief Financial Officer of FLAG Telecom, NextiraOne LLC and Transora. From 1998 through 2001, Mr. Gersh was Chief Financial Officer of BT Cellnet, a subsidiary of British Telecommunications Plc, which is one of the largest cellular service providers in Europe and Chief Financial Officer of BT Europe for British Telecommunications Plc. From 1994 through 1997, Mr. Gersh served as Finance Director for Europe, the Middle East and Africa and Chief Financial Officer of St. Petersburg Telecom, a subsidiary of Motorola, Inc. Mr. Gersh is a member of the Institute of Certified Public Accountants. Mr. Gersh graduated with a B.A. from Baruch College (City University of New York).

Knut Giske has been a member of our audit commission since June 2003. Mr. Giske currently serves as Vice President in the Finance department of Telenor Mobile, a position that he has held since 2000. In addition, Mr. Giske is a member of the board of directors of Pannon GSM (Hungary) and ProMonte (Montenegro), among other companies. Prior to joining Telenor, Mr. Giske spent nine years with Arthur Andersen & Co, as an auditor, senior auditor and manager. Mr. Giske graduated with a bachelors degree from the Norwegian School of Management and an MBA in finance from Northern Illinois University. Mr. Giske became a State Authorized Public Accountant in Norway in 1994.

Nigel J. Robinson has been a member of our audit commission since July 2001. Mr. Robinson currently serves as the Director of Corporate Development, Finance and Control of Alfa Group, a position that he has held since January 2000. Mr. Robinson is responsible for overseeing the financial control and corporate governance structures of Alfa Group’s holding company and its subsidiary structures. Mr. Robinson serves on the Supervisory Board of the Alfa Group and on the supervisory boards of three of Alfa Group’s major subsidiary structures. Prior to joining Alfa Group, Mr. Robinson spent six years with Price Waterhouse (now PricewaterhouseCoopers) in the firm’s audit and business advisory group, four of which were in the firm’s Moscow office and two years as a senior manager responsible in the firm’s St. Petersburg office. Mr. Robinson trained and qualified as a Chartered Accountant with Touche Ross, London, U.K., and is a member of the Institute of Chartered Accountants in England and Wales. Mr. Robinson received a diploma in accounting from Norwich City College of Further and Higher Education in the United Kingdom.

B. Compensation

We paid our directors, senior managers and audit commission members an aggregate of approximately US$7.7 million for services provided during 2004, including approximately US$0.5 million in stock option payouts.

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

In addition, directors who are not employees may participate in a phantom stock plan, pursuant to which they each receive up to a maximum of 18,000 phantom ADSs. The number of phantom ADSs to be granted to each director is set by the board of directors. The phantom ADSs, which do not involve actual ADSs or shares of common stock, may be redeemed for cash on the date the director ceases to be a director; provided, however, that directors who are re-elected to the board of directors may redeem such phantom ADSs at any time from the date of his or her re-election to the date he or she is no longer a director. A director, upon redemption of a phantom ADS, will receive, for each phantom ADS, cash in an amount equal to:

•	the amount that the average closing price of one of our ADSs quoted on the NYSE for the three-month period immediately prior to the date of redemption, exceeds

•	the closing price of one of our ADSs quoted on the NYSE on the date preceding the grant date of the phantom ADS; provided, however, that the amount paid to a director upon redemption may not exceed US$3.33 per ADS per year for each one-year term served by the director.

This phantom stock plan for directors replaces the plan that was approved by the shareholders in 1998, the terms of which were substantially similar to the current plan, differing primarily with respect to the number of phantom ADSs that directors were eligible to receive and the redemption price, which was not capped. As of March 31, 2005, an aggregate of 340,500 phantom ADSs had been granted to our directors under our phantom stock plans, of which 178,500 are currently redeemable or are redeemable within 60 days of the date of this Annual Report on Form 20-F.

Our senior managers participate in a separate phantom stock plan, pursuant to which they receive phantom ADSs in an amount determined by our CEO and General Director. Our board of directors determines the aggregate amount of phantom ADSs that our CEO and General Director may grant to our senior managers in each calendar year. For 2004, the board of directors authorized our CEO and General Director to grant up to 450,000 phantom ADSs to our senior managers in addition to the 450,000 phantom ADSs that were authorized to be granted in 2003. Phantom ADSs granted under the plan for our senior managers have a term of three years. A senior manager, upon redemption of a phantom ADS, will receive, for each phantom ADS, cash in an amount equal to:

•	the amount that the average closing price of one of our ADSs quoted on the NYSE for the three-month period immediately prior to the date of redemption, exceeds

•	the closing price of one of our ADSs quoted on the NYSE on the date preceding the grant date of the phantom ADS; provided, however, that the amount paid to a senior manager upon redemption may not exceed US$3.33 per ADS per year for each one-year term served by the senior manager.

A senior manager may redeem up to 50.0% of the phantom ADSs granted to him or her on or after the first anniversary of the grant date. The remaining 50.0% of the phantom ADSs may be redeemed on or after the second anniversary of the grant date. In the event of the termination of employment of a senior manager, any phantom ADSs that have not yet become redeemable will terminate. Our board of directors may also decide to grant phantom ADSs to our CEO and General Director under the plan for our senior managers. As of March 31, 2005, an aggregate of 721,500 phantom ADSs had been granted to our senior managers, of which 465,000 are currently redeemable or will become redeemable within 60 days of the date of this Annual Report on Form 20-F. No phantom ADSs have been issued to our CEO and General Director.

Our senior managers and members of our audit commission are also eligible to participate in our 2000 stock option plan, as amended. For more information on our stock option plan, please see the section of this Annual Report on Form 20-F entitled “—E. Share Ownership—2000 Stock Option Plan.”

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

C. Board Practices

Our board of directors currently consists of nine persons, four of whom were nominated by Alfa Group, four of whom were nominated by Telenor and one of whom was nominated by Telenor and approved by Alfa Group. The members of our current board of directors were elected at the May 26, 2004 annual general meeting of our shareholders and will serve until our next annual general meeting of shareholders on June 22, 2005 unless the board in its entirety is terminated prior to the expiration of its term upon a decision of our shareholders. In accordance with Russian law, if a board member submits a resignation, the resignation should be accepted by shareholders at a general meeting in order to be effective.

We have not entered into any service contracts with any of our current directors providing for benefits upon termination of service.

Our management committee, which is chaired by our CEO and General Director, is an advisory body that assists the CEO and General Director with the management of our day-to-day activities. The management committee comprises certain key members of our senior management. Recommendations of the management committee remain subject to the approval or veto of our CEO and General Director.

Our audit commission is currently comprised of Alexander Gersh, Knut Giske and Nigel Robinson, one of whom was nominated by Alfa Group and two of whom were nominated by Telenor. The current members of our audit commission were elected at the May 26, 2004 annual general meeting of our shareholders and are expected to serve until our next annual general meeting of shareholders, which will occur on June 22, 2005. We are required under Russian law and our charter to maintain an audit commission. Our audit commission assists our company with oversight responsibility and reviews our systems of internal controls and our auditing, accounting and financial reporting processes. Under Russian law and our charter, a member of our audit commission may not simultaneously serve as a member of our board of directors or hold a management position in our company, such as CEO or General Director.

Our company also maintains a finance committee comprised of three members of the board of directors. The finance committee reviews various finance-related matters, including compensation of the company’s senior management and provides recommendations relating thereto to the board of directors, and also reviews the accuracy of the company’s financial disclosure.

D. Employees

As of December 31, 2004, we had approximately 10,940 full time and contract employees working for us in various capacities, including approximately 13 in executive and managerial positions, approximately 3,130 in engineering, construction and information technology, approximately 3,800 in sales, marketing and other commercial operations, approximately 1,650 in finance, administration and legal, approximately 2,930 in subscriber service, approximately 60 in site acquisitions, regional projects and security, approximately 200 in procurement and approximately 145 in other support functions. We had approximately 6,260 full time and contract employees working for us in various capacities as of December 31, 2003 (plus approximately 1,370 employees of our acquired companies). We have not experienced any work stoppages and consider relations with our employees to be good.

E. Share Ownership

As of March 31, 2005, our directors and senior managers beneficially owned an aggregate of 28,700 shares of our common stock, representing less than 0.05% of our voting stock. As of March 31, 2005, none of our directors or senior managers beneficially owned more than 1.0% of any class of our capital stock.

2000 Stock Option Plan

On December 20, 2000, our board of directors adopted a stock option plan in order to grant options to certain of our and our subsidiaries’ affiliates, officers, employees, directors and consultants to acquire shares of common stock of our company. Options are granted by VC ESOP N.V., an indirect wholly-owned subsidiary of our company. Our stock option plan is administered by a three-person committee, appointed by VC ESOP N.V., that determines to whom options are granted under the plan, the number of options that are granted and the terms and conditions of option grants, including the exercise price per share.

We amended and restated our stock option plan in December 2003 and, on April 22, 2005, our board of directors approved Amendment No. 1 to our amended and restated stock option plan in order to, among other things, increase the maximum aggregate number of shares authorized under the plan from 250,000 to 450,000 and to extend the term of the plan until December 31, 2015. As of March 31, 2005, 86,750 options to acquire shares of our common stock were outstanding, of which 51,575 options are currently exercisable or are exercisable within 60 days of the date of this Annual Report on Form 20-F.

The exercise prices of the 86,750 options outstanding as of March 31, 2005 ranged from US$23.60 per share (US$5.90 per ADS) to US$52.40 per share (US$13.10 per ADS). The options granted vest at varying rates over two to three year periods and vesting periods for certain employees will be accelerated if certain events specified in the stock option plan occur. The 51,575 currently exercisable options outstanding as of March 31, 2005 are exercisable until dates ranging from the present date to December 2006.

If a plan participant ceases to be an employee of our company or any of our affiliates (other than due to death or disability or for cause) or ceases to otherwise be eligible to participate in the plan, the individual will have the right to exercise vested options until the earlier of 45 days after the date of termination of employment and December 31, 2015. In case of death or permanent disability of a plan participant, his or her beneficiaries will automatically acquire the right to exercise those options that have vested prior to the plan participant’s death or permanent disability for the earlier of (i) 190 days and 90 days in the event of death and permanent disability, respectively, and (ii) December 31, 2015. If a plan participant ceases to be an employee of our company or any of our affiliates for cause, then the right to exercise options will terminate immediately unless waived by the stock option committee discussed above.

Share Repurchase Program

In connection with the amendment to our stock option plan, our board of directors approved the establishment of a repurchase program (the “Repurchase Program”) under which VC ESOP N.V. is authorized to repurchase in the open market or in privately negotiated transactions such number of ADSs equivalent to up to 136,000 shares of our common stock (approximately 543,000 ADSs). The ADSs must be repurchased between April 15, 2005 and December 31, 2005 and may not exceed a market price of US$40.00 per ADS. The Repurchase Program was established in order to allow for additional stock option grants under our stock option plan. To effectuate the Repurchase Program, our board of directors has approved a written plan for the repurchase of any or all of the ADSs on an automatic basis in compliance with our company’s insider trading policy, Rule 10b5-1 under the Exchange Act and other applicable securities laws. To date, no ADSs have been repurchased by VC ESOP N.V. pursuant to the Repurchase Program.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding those shareholders of our company that we have ascertained from recent public filings beneficially own 5.0% or more of either class of our capital stock. As of December 31, 2004, we had 51,281,022 issued and outstanding shares of common stock and 6,426,600 issued and outstanding shares of preferred stock. None of our major shareholders have different voting rights.

Shareholder	Number of Common Shares	Percent of Common Stock	Number of Preferred Shares	Percent of Voting Stock
Telenor East Invest AS(1)	15,337,854	29.9%	—	26.6%
Eco Telecom Limited(2)	12,563,782	24.5%	6,426,600	32.9%

(1)	As reported on Schedule 13D, Amendment No. 20, filed on April 13, 2005, by Telenor East Invest AS with the Securities and Exchange Commission. Telenor has been granted registration rights with respect to the shares of common stock held by it.
(2)	As reported on Schedule 13D, Amendment No. 9, filed on May 3, 2005, by Eco Telecom Limited, part of the Alfa Group, with the Securities and Exchange Commission. Each share of our preferred stock is entitled to one vote. Eco Telecom Limited has been granted registration rights with respect to the shares of common stock held by it. On May 3, 2005, Alfa disclosed that it has pledged 5,120,000 of our common shares to an affiliate of Deutsche Bank AG, as security for US$350 million of bonds issued by Eco Telecom Limited, and deposited 7,443,782 of our common shares and 6,426,600 of our preferred shares with The Bank of New York, as escrow agent.

Significant changes in the percentage ownership held by our major shareholders during the last three years are set forth below in “Certain Transactions.”

Based on the holdings of our common stock at December 31, 2004, we estimate that approximately 44.4% of our common stock was held in the United States by The Bank of New York, as depositary on behalf of approximately 7,000 holders of ADSs.

B. Related Party Transactions

Alfa Group/Telenor Transaction

Overview

On November 5, 2001, Alfa Group, through Eco Telecom Limited, completed the purchase of 5,150,000 newly-issued common shares for US$103.0 million. Pursuant to the terms of the transaction agreements, which were signed on May 30, 2001, we contributed this US$103.0 million (together with an additional US$15.6 million of our own funds, at the exchange rate as of the date of contribution) as equity to VimpelCom-Region, representing the first of three tranches of equity investments.

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

On December 3, 2001, as contemplated by the agreements signed on May 30, 2001, VimpelCom-Region sold to Alfa Group 1,323 newly-issued shares of Type-A convertible voting preferred stock of VimpelCom-Region for an aggregate purchase price of approximately US$442.4. In addition, on December 3, 2001, we sold to Alfa Group one share of common stock of VimpelCom-Region for a purchase price of 1,196,000 Russian rubles, or approximately US$40,000.

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

Following the third tranche of Alfa Group’s equity investment in VimpelCom-Region, VimpelCom, Alfa Group and Telenor owned 55.3%, 29.8% and 14.9%, respectively, of the voting stock of VimpelCom-Region. Prior to the completion of the merger of VimpelCom-Region into VimpelCom, Telenor owned 28.98% and 25.0% plus 13 shares, respectively, of VimpelCom’s total common stock and total voting stock, and Alfa Group owned 13.05% and 25.0% plus two shares, respectively of VimpelCom’s total common stock and total voting stock.

Merger of VimpelCom-Region Into VimpelCom

On August 28, 2003, our board of directors recommended that our shareholders approve the merger of VimpelCom-Region into VimpelCom and issue new common shares in exchange for the 44.7% stake in VimpelCom-Region that, at the time, we did not own. These recommendations were submitted for shareholder approval at an extraordinary general meeting of shareholders of VimpelCom held in Moscow on October 24, 2003. The shareholders at the extraordinary general meeting approved the merger of VimpelCom-Region into VimpelCom, with more than 99.6% of the shares voted in favor of the merger and the related issuance of 10,948,821 new common shares (the equivalent of 14,598,428 ADSs). As interested parties to the proposed transactions, Alfa Group and Telenor were not eligible to vote on certain resolutions. On a fully diluted basis, the issue of new common shares of VimpelCom represented a 21.4% economic dilution to the shareholders of VimpelCom. The proposed exchange of shares reflected a valuation ratio of 0.91:1 between VimpelCom-Region and the rest of our company (predominantly our Moscow business), implying that 33.6% of VimpelCom’s market capitalization at that time was attributable to our 55.3% stake in VimpelCom-Region.

On April 16, 2004, our shareholders approved amendments to our charter pursuant to Russian law and on November 26, 2004, we completed the merger of VimpelCom-Region into VimpelCom. Under the terms of the merger, Telenor and Alfa Group received, respectively, 3,648,141 and 7,300,680 newly-issued common shares of VimpelCom in exchange for their combined 44.7% stake in VimpelCom-Region. According to recent SEC filings, Telenor owns approximately 26.6% and 29.9%, respectively, and Alfa Group owns approximately 32.9% and 24.5%, respectively, of our total voting stock and common shares.

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

Pursuant to the demand registration right, if we receive a written request from Alfa Group or Telenor to effect a registration of ADSs and/or shares of our common stock under the Securities Act the anticipated aggregate offering price of which exceeds US$20.0 million, we will (subject to certain exceptions), as soon as practicable after receipt of the demand, use our best efforts to effect a registration covering these securities. The registration rights agreement also provides that we will not, without the prior written consent of Alfa Group and Telenor, include any of our securities, or the securities of any other person, in any such registration.

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

Restrictions on Share Transfers; Non-Competition Agreement

In connection with the agreements signed on May 30, 2001, Alfa Group and Telenor agreed to certain transfer restrictions regarding shares of our company. These restrictions include a prohibition on transfers to direct competitors of our company.

In addition, subject to certain exceptions, Telenor and Alfa Group have agreed not to, and have agreed not to permit any of their respective controlled affiliates to, engage in wireless mobile telecommunications businesses in Russia or own or control, directly or indirectly, more than 5.0% of the voting capital stock of any person or company engaged in a wireless mobile telecommunication business in Russia, other than VimpelCom, VimpelCom-Region and other of our controlled subsidiaries and investments held prior to May 30, 2001. These restrictions apply to Telenor and Alfa Group so long as they own at least 25.0% plus one share of VimpelCom’s or VimpelCom-Region’s voting capital stock.

In August 2003, our board of directors approved the granting of consent by our company to the Alfa Group’s purchase of an indirect 25.1% equity stake in the Russian cellular operator, MegaFon. The consent contemplates that the parties will explore a possible business combination between MegaFon and our company in the future.

Acquisitions from Telenor

In December 2002, VimpelCom-Region acquired from Telenor and another shareholder 100.0% of the outstanding shares of Extel, the largest mobile telecommunications service provider in the Kaliningrad region, for a purchase price of approximately US$25.3 million. VimpelCom-Region acquired 49.0% of these shares from Telenor. In addition, we agreed to extend a US$10.0 million credit line to Extel to replace an existing credit line previously guaranteed by Telenor. Subsequent to the merger of VimpelCom-Region into VimpelCom on November 26, 2004, Extel became a wholly-owned subsidiary of VimpelCom.

During 2003, VimpelCom-Region acquired through two separate transactions 100.0% of the outstanding shares of StavTeleSot, the largest mobile telecommunications service provider in the Stavropol region, for an aggregate purchase price of approximately US$43.1 million. VimpelCom-Region acquired a total of 49.0% of these shares from Telenor. In addition, we agreed to extend a credit line to StavTeleSot in the amount of approximately US$9.2 million in order for StavTeleSot to repay a bank loan previously guaranteed by Telenor. Subsequent to the merger of VimpelCom-Region into VimpelCom on November 26, 2004, StavTeleSot became a wholly-owned subsidiary of VimpelCom.

Service Obligation Agreements

In October 2003, we entered into a service obligation agreement with a subsidiary of Telenor that requires Telenor to provide us services related to telecommunications operations, including management advisory services, technical assistance and maintenance of network systems and equipment, industry information research and consulting, training of personnel and other services. The annual fee for the services is the equivalent of US$3.5 million, which is paid in monthly installments in Russian rubles. Telenor may elect to issue quarterly invoices with payment to Telenor in either Russian rubles or U.S. dollars, in which case the amount of each such invoice shall be treble the amount of a monthly invoice. The agreement specifies the rights and obligations of the parties to any intellectual property developed in connection with the agreement. This agreement has been extended until September 2005. We had a similar service obligation agreement with Telenor between April 1999 and October 2003. Under that agreement we paid Telenor approximately US$3.3 million between 1999 and 2003. Secondees provided by Telenor to our company included our former CEO and General Director, Jo Lunder, and a number of other senior employees with substantial technical and industry expertise. Our company currently retains Jo Lunder, the Chairman of our board of directors, for consulting services rendered for a fee of US$0.3 million per year.

In October 2003, we entered into a service obligation agreement with a subsidiary of Alfa Group that requires Alfa Group to provide us services related to telecommunications operations, including management advisory services, technical assistance and maintenance of network systems and equipment, industry information research and consulting, training of personnel, support of implementation of certain projects, assignment of qualified personnel and other services. The annual fee for the services is the equivalent of US$3.5 million (paid in Russian rubles). The agreement specifies the rights and obligations of the parties to any intellectual property developed in connection with the agreement. This agreement has not been extended by our company.

In August 2003, we entered into a services agreement with subsidiaries of Alfa Group for the provision of certain services in connection with the re-issuance of the telecommunications licenses, frequencies and other permissions previously held by VimpelCom-Region to VimpelCom. This agreement will expire when the licenses are re-issued to VimpelCom. At such time, Eco Telecom Limited will receive the equivalent of US$3.5 million (paid in Russian rubles).

Agreements with Combellga and Sovintel

As part of our strategy to attract new large corporate subscribers, we have entered into agreements with competitive local exchange carriers Combellga and Sovintel, which together control over 33.0% of their market. Combellga and Sovintel are wholly-owned subsidiaries of Golden Telecom, Inc. Alfa Group and Telenor reportedly own approximately 29.6% and 20.3%, respectively, of the common stock of Golden Telecom, Inc. In 2004, we paid approximately US$4.3 million to Combellga and approximately US$23.3 million to Sovintel under these agreements.

In addition, in 2003, we entered into an agreement with Sovintel for the construction of our network in St. Petersburg and since such time have entered into a series of other agreements with Sovintel for the common construction of an inter-city fiber optic link in the regions of Russia.

Agreements with Alfa Group

Alfa Bank

We maintain some of our bank accounts at Alfa Bank, which is part of the Alfa Group. Under the terms of our board’s approval, there is a US$25.0 million limit on the amount of our cash balances held at, and our advances to, Alfa Bank. As of December 31, 2004, we had balances at Alfa Bank of approximately US$23.3 million.

In addition, we currently have an agreement with Alfa Bank that allows them to send SMSs to our subscribers who also are clients of Alfa Bank. Alfa Bank and other entities within the Alfa Group are corporate clients of our company.

Alfa Strakhovaniye

Our company has procured a supplemental D&O insurance policy through Alfa Strakhovaniye, which is part of the Alfa Group of companies, with coverage up to US$20.0 million. Approximately 92.5% of the coverage has been reinsured by Alfa Strakhovaniye with a third party.

Loans to Employees

We have provided loans to some of our employees, including certain of our senior managers, in order for them to make house or apartment purchases. These loans are unsecured and are interest free. As of December 31, 2004, we had approximately US$0.3 million of employee loans outstanding. The loans mature on various dates and the last current repayment date for an outstanding loan is September 2008.

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

On February 11, 2005, UBS (Luxembourg) S.A. completed an offering of 8% loan participation notes due 2010 for the sole purpose of funding a US$300.0 million loan to our company. The loan participation notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS (Luxembourg) S.A. The loans and the loan participation notes will mature in February 2010. Interest on the loans and the loan participation notes is payable semi-annually at a rate of 8% per annum.

On February 28, 2005, we entered into an unsecured syndicated loan facility of up to US$425.0 million. The transaction was underwritten by Citibank, N.A. and Standard Bank London Ltd., who were also acting as mandated lead arrangers and bookrunners for the financing. The facility is a three-year unsecured amortizing term loan, with quarterly principal payments beginning one year after the execution date, and bears interest at 2.5% above LIBOR per annum. The facility is available for drawing for six months. To date, VimpelCom has not drawn down any amount under this facility.

ITEM 9. The Offer and Listing

A. Offer and Listing Details

Price history

Each of our ADSs represents one-quarter of one share of our common stock. On November 22, 2004, we announced a change in the ratio of our ADSs traded on The New York Stock Exchange from four ADSs for three common shares to four ADSs for one common share. VimpelCom ADS holders as of the record date at the close of business on November 19, 2004 received two additional ADSs for every ADS held.

The following table sets forth, for the periods indicated, the reported high and low sales prices of our ADSs on The New York Stock Exchange and our common stock on the Russian Trading System, or RTS. There has been very limited trading of our common stock on the RTS. The price range for our ADSs for all periods has been adjusted to reflect the ratio change.

For the purposes of this Annual Report on Form 20-F, the high and low prices of our common stock on the RTS are determined by the high and low amounts brokers have bid for our common stock during the periods indicated below.

	New York Stock Exchange Price Range of our ADSs				Russian Trading System Price Range of our Common Stock
Year Ended December	High		Low		High		Low
2000	US$	17.73	US$	4.02	US$	40.00	US$	14.50
2001	US$	9.53	US$	4.17	US$	30.00	US$	15.00
2002	US$	12.13	US$	6.87	US$	47.00	US$	20.00
2003	US$	24.55	US$	10.00	US$	92.00	US$	40.50
2004	US$	42.90	US$	22.96	US$	160.00	US$	100.00

	High		Low		High		Low
2003:
First quarter	US$	13.28	US$	10.00	US$	49.50	US$	40.50
Second quarter	US$	16.00	US$	11.58	US$	62.50	US$	45.25
Third quarter	US$	21.15	US$	13.02	US$	82.00	US$	50.00
Fourth quarter	US$	24.55	US$	19.42	US$	92.00	US$	45.00

2004:
First quarter	US$	35.02	US$	22.96	US$	129.00	US$	90.00
Second quarter	US$	36.40	US$	27.22	US$	140.00	US$	115.00
Third quarter	US$	36.85	US$	26.60	US$	138.00	US$	100.00
Fourth quarter	US$	42.90	US$	25.00	US$	160.00	US$	110.00

2005:
First quarter	US$	40.15	US$	32.46	US$	145.00	US$	130.00

	New York Stock Exchange Price Range of our ADSs				Russian Trading System Price Range of our Common Stock
	High		Low		High		Low
2004:
Month Ended
October	US$	38.95	US$	34.77	US$	150.00	US$	135.00
November	US$	42.90	US$	37.84	US$	160.00	US$	130.00
December	US$	41.25	US$	25.00	US$	155.00	US$	110.00

2005:
Month Ended
January	US$	37.30	US$	32.46	US$	135.00	US$	130.00
February	US$	40.15	US$	35.80	US$	145.00	US$	140.00
March	US$	39.95	US$	33.80	US$	145.00	US$	135.00

On March 31, 2005, the closing price per ADS on The New York Stock Exchange was US$34.42.

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

Open Joint Stock Company

We were founded as a closed joint stock company in September 1992 and reorganized into an open joint stock company in July 1993. The primary difference between these two types of entities relates to the issuance and transferability of shares. Shares of an open joint stock company are freely transferable and may be offered to the public, while shares of a closed joint stock company are subject to certain transfer restrictions and may not be offered to the public. Our initial charter was registered with the Moscow Registration Chamber and our registration number is 015624. On August 28, 2002, we were entered as an entity registered prior to July 1, 2002 into the Unified State Register of Legal Entities by the Russian Ministry for Taxes and Excise under state registration number 1027700166636.

As of the date of this Annual Report on Form 20-F, our charter capital is 288,538.11 rubles, consisting of 51,281,022 issued and outstanding shares of common stock, with a nominal value of 0.005 rubles each, and 6,426,600 issued and outstanding shares of preferred stock, with a nominal value of 0.005 rubles each. Shares of our common stock held by our subsidiaries are treated as treasury shares for U.S. GAAP purposes but are not treated as such for purposes of Russian law. None of our shares of common or preferred stock are held in treasury for purposes of Russian law. Our charter authorizes us to issue an additional 38,718,978 shares of common stock, with a nominal value of 0.005 rubles each. As our shares of common stock and preferred stock have equal voting rights, we sometimes refer to them collectively as voting shares. Under Russian law, the total nominal value of all outstanding shares of our preferred stock may not exceed 25.0% of our charter capital.

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

Shares of our common stock held by any of our subsidiaries are not considered to be treasury stock under Russian law. We have implemented the following procedures to ensure that shares of our common stock held by our subsidiaries will not dilute the voting rights of existing shareholders and to help us ensure that a quorum is present at shareholder meetings. Any subsidiary that holds shares of our common stock will ensure that the shares will be considered present at shareholder meetings for purposes of calculating a quorum and will vote such shares pro rata in accordance with the votes submitted by all other holders of shares. For example, if X% of shares (other than shares held by our subsidiaries) vote in favor of a decision and Y% vote against it or abstain from voting while being present, shares held by our subsidiaries will be voted X% for and Y% against the decision. If for any reason this mechanism cannot be implemented, then we will ensure that shares owned by our subsidiaries will not be present or voted at any shareholder meeting.

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

The declaration of dividends, which may be made quarterly or annually, must be approved by the affirmative vote of holders of at least a majority of our voting shares at a shareholder meeting, based upon the recommendation approved by at least two-thirds of our board of directors. The dividends approved at a shareholder meeting may not be more than the amount recommended by our board of directors. Dividends are not payable on treasury shares (as such term is defined under Russian law).

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

The Russian Federal Law on Joint Stock Companies requires that we sell newly-issued shares at market value, except in limited cases in which a specified reduction in price is permitted, for example, in connection with the sale of shares to shareholders exercising preemptive rights. In any event, such shares may not be sold for a purchase price less than their nominal value. In the event newly-issued shares are paid for in-kind, the valuation of the in-kind payment must be determined by an independent appraiser.

The Federal Service on Financial Market (the successor of the Federal Commission on Securities Market), under the power given to it by federal legislation, enforces and from time to time modifies existing procedures for the registration and issuance of shares of a joint stock company. These procedures may include:

•	the registration of a decision to issue shares, which may require the production of a prospectus;

•	public disclosure of certain information about the share-issuance;

•	the registration and public disclosure of a report on the results of the issuance of the shares, which has been approved by the board of directors.

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

Our board of directors may authorize the repurchase of shares by VimpelCom for cash provided that the aggregate nominal value of shares outstanding after the repurchase is at least 90.0% of the nominal value of the outstanding shares prior to the repurchase. We must either resell the repurchased shares within one year of their repurchase or our shareholders must decide to cancel them and, thereby, decrease our charter capital.

Under the Russian Federal Law on Joint Stock Companies, VimpelCom may repurchase our issued shares only if, at the time of repurchase:

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

We have more than 1,000 holders of ADSs and, accordingly, we comply with the provisions of Russian law applicable to companies with more than 1,000 holders of common stock. Although Russian law is unclear about the status of ADS holders, we endeavor to provide to our ADS holders the same rights and benefits as the holders of our common stock. Under Russian law, any person intending, individually or jointly with such person’s affiliates, to acquire 30.0% or more of the outstanding shares of common stock, including the number of shares held by such person, of a company with more than 1,000 holders of common stock, is required to notify the company in writing of such intention no earlier than 90 days and no later than 30 days prior to the day of such acquisition. Unless otherwise provided in the charter or a resolution adopted by holders of at least a majority of the voting shares present at a shareholder meeting (excluding the votes of the person who, individually or together with such person’s affiliates, has acquired 30.0% or more of the issued common stock), then within 30 days of such acquisition, the person acquiring the 30.0% or more interest must make an offer to buy all of the outstanding shares of common stock and/or securities convertible into shares of common stock. Currently, our charter contains a provision stating that these requirements will not apply.

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

In accordance with the Russian Federal Law on Joint Stock Companies, the board of directors may decide any issue that does not require a shareholder vote. Pursuant to our charter, meetings of the board of directors require the presence of at least two-thirds of its members, including at least one member nominated by each shareholder owning at least 25.0% plus one of our voting shares. The charter provides that actions taken by the board of directors require the affirmative vote of at least a majority of its members unless otherwise specified in the charter, the procedural regulations of the board of directors or applicable law. However, the procedural regulations of the board of directors may not reduce the voting requirements specified in the charter or applicable law. The following decisions require the affirmative vote of at least two-thirds of the directors present at a meeting of the board of directors:

•	recommending annual dividends to be paid on our common stock; and

•	approving the procedure for paying annual dividends on our common stock and preferred stock.

The following decisions require the affirmative vote of at least 80.0% of all members of the board of directors:

•	approving, amending or terminating our internal documents, except for those documents that must be approved by the shareholders at a shareholder meeting;

•	acquiring or selling shareholdings in other enterprises;

•	approving the annual budget and the business plan, which must include the cost of new lines of business, and any amendments thereto;

•	approving any agreements beyond the limits of the approved budget and business plan; and

•	appointing and dismissing the General Director and Chief Executive Officer.

Under the Russian Federal Law on Joint Stock Companies, a unanimous vote of all members of the board of directors is required to effect the registration of a charter amendment to reflect any increase of the charter capital.

We are currently involved in litigation that could affect the effectiveness of certain provisions of our charter, including the provision requiring the supermajority vote of our board of directors with respect to certain matters, including acquisitions of shareholdings in other enterprises. For more information on this case, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may not prevail in litigation initiated by a minority shareholder.”

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

Because we have more than 1,000 shareholders, the Russian Federal Law on Joint Stock Companies requires that interested party transactions be approved:

•	by at least a majority vote of all directors who are not “interested” in the transaction on these issues, excluding our President and Chief Executive Officer; or

•	by at least a majority vote of shareholders who are not “interested” in the transaction (i.e., by more than 50.0% of the votes held by all “disinterested” shareholders) if:

•	the value of the transaction is equal to 2.0% or more of the book value of our assets (calculated in accordance with Russian accounting standards);

•	the transaction involves the issuance of voting shares or securities convertible into voting shares in an amount exceeding 2.0% of our voting shares; or

•	all members of the board of directors are not eligible to vote.

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

Reserve Fund

Russian law requires that each joint stock company establish a reserve fund, which may only be used to cover the company’s losses, redeem the company’s bonds that have been issued under Russian law and redeem the company’s shares if other funds are not available. Our charter provides for a reserve fund of 15.0% of our charter capital, to be funded by annual transfers of 5.0% of our net profits, calculated in accordance with Russian accounting standards, until the reserve fund has reached this amount. As of December 31, 2004, we had a reserve fund of approximately 43,000 Russian rubles, or approximately US$1,550 at the Central Bank exchange rate on December 31, 2004.

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

Mergers with VimpelCom-Region and KB Impuls

On November 26, 2004, we completed the merger of VimpelCom-Region into VimpelCom. Upon consummation of the merger, Telenor and Alfa Group received, respectively, 3,648,141 and 7,300,680 newly-issued common shares of VimpelCom in exchange for their shares of voting capital stock of VimpelCom-Region. According to recent SEC filings, Telenor currently owns approximately 26.6% and 29.9%, respectively, and Alfa Group currently owns approximately 32.9% and 24.5%, respectively, of VimpelCom’s total voting stock and common shares.

On May 26, 2004, our shareholders approved the merger of our wholly-owned subsidiary, KB Impuls, into VimpelCom and on October 8, 2004, our shareholders approved amendments to our charter reflecting the merger. The amendments have not yet been registered with the appropriate Russian authorities. KB Impuls holds our group’s GSM-900/1800 license and other related licenses, frequencies and permissions for the City of Moscow and the Moscow region. The merger of KB Impuls into VimpelCom is subject to the re-issuance of the telecommunications licenses, frequencies and other permissions held by KB Impuls to VimpelCom.

For a description of some of the risks associated with the completion of the merger of KB Impuls into our company and the corresponding transfer of licenses, frequencies and other permissions, please refer to the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business.”

Telecommunications Licenses

We hold GSM licenses for seven out of Russia’s eight super-regions: the Moscow license area, the Central and Central Black Earth license area, the North Caucasus license area, the Northwest license area (which includes the City of St. Petersburg), the Siberian license area, the Ural license area and the Volga license area. We also hold GSM licenses for the following six territories, all of which are located within the seven super-regions: Kaliningrad, within the Northwest region; Samara, within the Volga region; Orenburg, within the Ural region; and Stavropol, the Kabardino-Balkarskaya Republic and the Karachaevo-Cherkesskaya Republic, all within the North Caucasus region. In addition to these, our recently acquired subsidiary DalTelecom holds GSM-1800 and D-AMPS licenses to operate in three of the 15 regions within the Far East super-region (Khabarovsk Krai, Amur Region and Kamchatka Region).

The principal terms of our GSM licenses, including the license area, issue date, start-of-service requirement, expiration date, line capacity requirement and territorial coverage requirement are discussed in “Item 4—Information on the Company—Licenses” of this Annual Report on Form 20-F. We also hold GPRS licenses and licenses to provide value added service both in the Moscow license area and in the regions. The GSM licenses for the seven super-regions, including the Moscow license area, and our GPRS and value added services licenses for the Moscow license area and any amendments to these licenses are listed as Exhibits 4.1 through 4.24 to this Annual Report on Form 20-F.

Loans from UBS (Luxembourg) S.A.

On June 16, 2004, UBS (Luxembourg) S.A. completed an offering of 10.0% loan participation notes due 2009 for the sole purpose of funding a US$250.0 million loan to our company. On July 14, 2004, UBS (Luxembourg) S.A. completed a second round of debt financing through the issuance of 10.0% loan participation notes due 2009 for the sole purpose of funding an additional US$200.0 million loan to our company. The notes issued on July 14, 2004 are consolidated and form a single series with the US$250.0 million 10.0% notes due June 16, 2009 that were issued on June 16, 2004. Interest on the loan and the loan participation notes is payable semi-annually at an annual rate of 10.0%. The principal terms of the loan agreements are discussed in more detail in this Annual Report on Form 20-F in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.” The loan agreements that we entered into with UBS (Luxembourg) S.A. are listed as Exhibits 2.2 and 2.4 to this Annual Report on Form 20-F. The trust deeds, dated June 16, 2004 and July 14, 2004, between UBS (Luxembourg) S.A. and The Bank of New York, as trustee, which govern the rights of holders of the loan participation notes, are listed as Exhibits 2.3 and 2.5 to this Annual Report on Form 20-F.

On October 22, 2004, UBS (Luxembourg) S.A. completed an offering of 8.375% loan participation notes due 2011 for the sole purpose of funding a US$300.0 million loan to our company. Interest on the loans and the loan participation notes is payable semi-annually at a rate of 8.375% per annum. The principal terms of the loan agreement are discussed in more detail in this Annual Report on Form 20-F in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.” The loan agreement that we entered into with UBS (Luxembourg) S.A. is listed as Exhibit 2.6 to this Annual Report on Form 20-F. The trust deed, dated October 22, 2004, between UBS (Luxembourg) S.A. and The Bank of New York, as trustee, which govern the rights of holders of the loan participation notes, is listed as Exhibit 2.7 to this Annual Report on Form 20-F.

On February 11, 2005, UBS (Luxembourg) S.A. completed an offering of 8% loan participation notes due 2010 for the sole purpose of funding a US$300.0 million loan to our company. Interest on the loans and the loan participation notes is payable semi-annually at a rate of 8% per annum. The principal terms of the loan agreement are discussed in more detail in this Annual Report on Form 20-F in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.” The loan agreement that we entered into with UBS (Luxembourg) S.A. is listed as Exhibit 2.8 to this Annual Report on Form 20-F. The trust deed, dated February 11, 2005, between UBS (Luxembourg) S.A. and The Bank of New York, as trustee, which govern the rights of holders of the loan participation notes, is listed as Exhibit 2.9 to this Annual Report on Form 20-F.

D. Exchange Controls

A new framework currency law No. 173 FZ, dated December 10, 2003, came into effect (for the most part) on June 18, 2004 (the “Currency Law”). The Currency Law empowers the Russian Government and the Central Bank to further regulate and restrict certain currency transactions, including, among other things, operations involving domestic and foreign securities, foreign currency borrowings by Russian companies and sales and purchases of foreign currency on the domestic market. The Currency Law significantly liberalizes Russian currency controls by abolishing the requirement to receive transaction-specific currency licenses from the Central Bank. The restrictions that may be imposed by the Russian Government on certain currency operations are listed in Clause 7 of the Currency Law, and the restrictions that may be imposed by the Central Bank on certain currency operations are listed in Clauses 8, 11 and 13 of the Currency Law. Each of the provisions that establish the right of the Russian Government and/or Central Bank to impose such restrictions are effective until January 1, 2007. These restrictions are as follows: (i) the requirement to conduct certain transactions through special accounts opened by residents and nonresidents with authorized Russian banks, and (ii) the reservation of funds in an amount equal to a certain percentage of the amount of the relevant transaction or a certain percentage of the amount of funds transferred or to be transferred, as the case may be.

Generally, the Currency Law stipulates that the Central Bank may demand that a resident use a special account for the following capital currency transactions:

1.	Settlements and transfers when receiving the proceeds of a loan in a foreign currency by nonresidents from residents;

2.	Settlements and transfers when receiving the proceeds of a loan in a foreign currency by residents from nonresidents;

3.	Transactions involving foreign securities, including settlements and transfers associated with transferring foreign securities (the rights duly authenticated by foreign securities);

4.	Fulfillment of the resident obligations with respect to foreign securities;

5.	Transactions involving credit organizations, excluding bank operations.

In addition, the Central Bank may demand that a nonresident use a special account for the following capital currency transactions:

6.	Settlements and transfers when receiving the proceeds of a loan in Russian rubles by nonresidents from residents;

7.	Settlements and transfers when receiving the proceeds of a loan in Russian rubles by residents from nonresidents;

8.	Transactions involving foreign securities, including settlements and transfers associated with transferring foreign securities (the rights duly authenticated by foreign securities);

9.	Fulfillment of the resident obligations with respect to foreign securities;

10.	Transactions involving acquisitions by nonresidents from residents of the rights of domestic securities, including settlements and transfers associated with transferring domestic securities (the rights duly authenticated by domestic securities); and

11.	Transactions involving acquisitions by residents from nonresidents of the rights of domestic securities, including settlements and transfers associated with transferring domestic securities (the rights duly authenticated by domestic securities).

The Central bank may also impose reserve requirements on the capital currency operations listed above under the following circumstances:

•	By residents in an amount of the transaction up to 20.0% for up to one year in the case of items 2, 3, 5, 8;

•	By nonresidents in an amount of the transaction up to 20.0% for up to one year in the case of items 3, 7, 8, 10;

•	By residents in an amount of the transaction up to 100.0% for up to 60 calendar days in the case of items 1, 3, 4, 5, 6, 8, 9, 11;

•	By nonresidents in an amount of the transaction up to 100.0% for up to 60 calendar days under certain circumstances in the case of items 3, 8.

The Russian ruble is generally not convertible outside of Russia, and the conversion of Russian rubles into a foreign currency on the domestic market is subject to Russian currency regulations. The Russian currency regulations currently allow residents and nonresidents to carry out purchases and sales of foreign currencies without limitation. However, under the Currency Law, the Central Bank of Russia may impose the following restrictions on sales and purchases of foreign currency on the domestic market (Clause 11 of the Currency Law):

•	Use of a special account by residents and nonresidents;

•	Reservation by a resident of funds in an amount not exceeding 100.0% of the Russian equivalent of the foreign currency to be purchased, for a term of up to 60 days prior to the date of the foreign currency purchase;

•	Reservation by a nonresident of funds in an amount not exceeding 20.0% of the Russian ruble equivalent of the foreign currency to be sold, for a term of up to one year.

Under the Currency Law, there are no restrictions on transfers by residents to foreign investors abroad of income received on investments in Russia (such as interest and dividends), subject to the payment of all applicable taxes and duties.

Foreign legal entities must open a special ruble account of the “A” type (section 4.1.2. of the Central Bank Instruction No. 116 – I) in order to purchase ruble-denominated securities (i.e., domestic securities) from, and sell domestic securities to, Russian residents (with settlement in rubles). As of the date of this Annual Report on Form 20-F, foreign legal entities holding our ADSs who wish to exchange the ADSs for shares of our common stock with residents of Russia are not required to open a special ruble account of the “A” type, and the resident is not required to open a special account of the “R2” type, with an authorized Russian bank. Thus, such an exchange transaction may be realized without restriction. A Russian legal entity who wishes to purchase our ADSs or other foreign securities from a nonresident is required to open with an authorized Russian bank a special account of the “R2” type and deposit with the relevant authorized Russian bank a reserve equal to 25.0% of the amount of the funds to be transferred for the relevant purchase, for a term of 15 calendar days. In such a case, the transaction for the purchase of the relevant foreign securities may be carried out only upon the expiration of the above-mentioned reservation term.

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

Russian Tax Considerations

The following is a summary of certain Russian tax considerations regarding the purchase, ownership and disposition of the ADSs and shares of common stock. The summary is general in nature and is based on the laws of the Russian Federation in effect as at the date of this filing. The summary does not seek to address the applicability of any double tax treaty relief. In this regard, however, it is noted that there may be practical difficulties involved in claiming double tax treaty relief. Investors should consult their tax advisors with respect to the consequences of an investment in the ADSs and shares of common stock arising under the legislation of the Russian Federation or any political subdivision thereof. Please see “Item 3—Key Information—D. Risk Factors—Risks Related to the Legal and Regulatory Environment in Russia—Russia’s unpredictable federal and local tax systems give rise to significant uncertainties and risks that complicate our tax planning and business decisions.” Under no circumstances should the descriptions set forth below be viewed as tax advice.

For the purposes of this filing, a Non-Resident Holder means: (i) a physical person, present in the Russian Federation for less than 183 days in a given calendar year (excluding days of arrival into Russia but including days of departure from Russia) or (ii) a legal person or entity not incorporated or otherwise organized in the Russian Federation, which holds and disposes of ADSs or common stock other than through a permanent establishment in Russia.

The Russian tax rules applicable to securities, and in particular to the tax treatment of a Non-Resident Holder which holds Russian securities, are characterized by significant uncertainties and by an absence of interpretative guidance. Russian tax law and procedures are not well developed and rules are sometimes interpreted differently by different tax inspectors. In addition, both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in a jurisdiction with more developed capital markets. In this regard, the Russian tax authorities have not provided any official guidance regarding the treatment of ADS arrangements.

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

Taxation of capital gains

A Non-Resident Holder generally may be subject to Russian income tax in connection with the sale, exchange or other disposition of ADSs. However, there is no mechanism for withholding Russian income tax if ADSs are sold outside of Russia, provided that the ADSs are not sold to a Russian resident or to a Russian permanent establishment of a foreign legal entity. Regardless of the residence of the purchaser, a Non-Resident Holder that is a legal entity is not subject to any Russian income or withholding taxes in connection with the sale, exchange or other disposition of ADSs if our assets consist of 50.0% or less of immovable property or if the ADSs are sold via foreign exchanges where they are legally circulated.

With the exception of the above, sales or other dispositions of ADSs to Russian residents are, in general, subject to Russian withholding tax. In the event of such a sale by a Non-Resident Holder that is a legal entity, a Russian resident purchaser that is a legal entity or a Russian permanent establishment of a foreign legal entity will be required to withhold 24.0% of any gain realized on the sale by the foreign legal entity. The gain will be determined as the difference between the sale price and all expenses relating to the acquisition, holding and alienation of ADSs paid by the Holder for the ADSs, provided that the Non-Resident Holder is able to present documents confirming such expenses. If a Non-Resident Holder is not able to present documents confirming expenses related to the acquisition, a Russian resident purchaser that is a legal entity will be required to withhold 20.0% of the sale’s proceeds. There is no mechanism for a Russian resident purchaser to withhold tax if the purchaser is an individual.

Income received by a Non-Resident Holder who is a physical person from the sale of ADSs to Russian residents or Russian permanent establishments of foreign legal entities is treated as Russian source income which is subject to a 30.0% rate. The individual must recognize income as the difference between sale proceeds and the actual documented expenses of the acquisition, holding and alienation of ADSs. Where the expenses are not documented and cannot be confirmed, full sale proceeds are subject to tax. The tax must be collected by the Russian agent via a withholding procedure. There is no mechanism for a Russian resident purchaser to withhold tax if the purchaser is an individual. In this case the selling individual may be liable to pay the tax directly.

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

Procedure for obtaining double tax treaty relief

The procedure for obtaining double tax treaty relief is simplified under new legislative provisions. In order to take advantage of a double tax treaty, it is sufficient to provide the Russian tax agent (e.g., our company in the case of a payment of dividends) with confirmation of residency in a state with which Russia has concluded the relevant treaty. The confirmation of the Non-Resident Holder’s residency may be issued in the form of a letter from the competent authority of the Non-Resident Holder’s country, containing the tax identification number of the resident (if any), the period covered by the letter and the date of issuance. The letter should be duly signed and stamped. A U.S. Holder may obtain the appropriate certification by mailing a completed Internal Revenue Service Form 8802 to: IRS-Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, Pennsylvania 19114-0447. The procedures for obtaining certification are described in greater detail in Internal Revenue Service Publication 686 and the instructions to Form 8802. As obtaining the required certification from the Internal Revenue Service may take at least 30 days, U.S. Holders should apply for such certification as soon as possible. The aforementioned confirmation should be duly apostiled or legalized and translated into Russian. In addition, a Non-Resident individual must provide appropriate documentary proof of tax payments outside of Russia on income with respect to which treaty benefits are claimed where the treaty exemption is conditional on the income concerned being subject to taxation in other jurisdiction. Because of uncertainties regarding the form and procedures for providing such documentary proof, individuals in practice may not be able to obtain treaty benefits on receipt of proceeds from a source within Russia.

If tax treaty clearance is not obtained and tax is withheld by a Russian resident on capital gains or other amounts, a Non-Resident Holder may apply for a tax refund by filing a package of documents with the Russian local tax inspectorate to which the withholding tax was remitted within 3 years from the withholding date for Non-Resident Holders which are legal entities. The package should include the appropriate form (1012 DT (2002) for dividend income and 1011DT (2002) for non-dividend income), confirmations of residence of the foreign Holder, a copy of the agreement or other documents substantiating the payment of income and documents confirming the transfer of tax to the budget. Under the provisions of the Tax Code, the refund of the tax should be effected within one month after the submission of the documents. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

The above-mentioned procedures may be more complicated with respect to ADS in comparison to Russian shares, due to separation of legal ownership and beneficial ownership to the Russian shares, underlying the ADS. Russian tax legislation does not provide for clear guidance regarding availability of double tax treaty relief for ADS, therefore, depending on the wording of each particular double tax treaty, it may be necessary to analyze the possibility to apply double tax treaty relief.

United States Federal Income Tax Considerations

This summary of United States federal income and withholding tax consequences applies only to a U.S. Holder of ADSs or shares of common stock that is a resident of the United States for purposes of the U.S./Russia Double Tax Treaty and is fully eligible for benefits thereunder.

As used herein, the term U.S. Holder means a beneficial owner of common stock that is not a resident of the Russian Federation for Russian tax purposes and is: (i) an individual citizen or resident of the United States for United States federal income tax purposes; (ii) a corporation or partnership created or organized in or under the laws of the United States or a political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Internal Revenue Code, have authority to control all substantial decisions of the trust, or a trust in existence on August 20, 1996, which was treated as a U.S. person under the law in effect immediately before that date which made a valid election to continue to be treated as a U.S. person under the Internal Revenue Code. The U.S./Russia Double Tax Treaty benefits discussed herein generally are not available to U.S. Holders who hold ADSs or shares of common stock in connection with the conduct of business in the Russian Federation through a permanent establishment or the performance of personal services in the Russian Federation through a fixed base. This summary does not discuss the treatment of such holders.

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

Passive foreign investment company

In general. The foregoing discussion assumes that we are not currently, and will not be in the future, classified as a passive foreign investment company, which we refer to in this discussion as a PFIC, within the meaning of the Internal Revenue Code. Generally, if during any taxable year of a non-U.S. corporation, 75.0% or more of such non-U.S. corporation’s gross income consists of certain kinds of “passive” income, or if 50.0% or more of the average value (or if the non-U.S. corporation so elects, the average adjusted basis) during a taxable year of such non-U.S. corporation’s assets are “passive assets” (generally assets that generate passive income), such non-U.S. corporation will be classified as a PFIC for such year.

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

Given that much of our capital expenditures and operating costs are indexed to, or denominated in, U.S. dollars, including service costs, employee compensation expenses and interest expenses, we have taken specific steps to minimize our exposure to fluctuations in the Russian ruble. Although Russian currency control regulations require us to collect virtually all of our revenues in Russian rubles, we price and invoice in U.S. dollars and index our invoices and collections to the applicable U.S. dollar exchange rates. The average period of bank transfer from our customers’ bank accounts to our bank accounts is one business day. Our average daily cash receipts exceed the Russian ruble equivalent of US$10.0 million. In addition, we have Russian ruble exposure from our VAT recoverable balance which is denominated in Russian rubles and may depreciate over time. In May 2003, we issued bonds denominated in Russian rubles. Our obligations under these bonds is the Russian ruble equivalent of US$108.1 million. The bonds mature in May 2006. We keep the balance between obligations and assets denominated in Russian rubles in order to minimize our exposure to fluctuations in the Russian ruble exchange rate. Accordingly, we purchase and sell Russian rubles for U.S. dollars on a spot basis and from time to time have entered into short-term forward agreements with Standard Bank and JPMorgan Bank.

Most of our equipment financing obligations are denominated in Euros, which exposes us to risks associated with the changes in Euro exchange rates. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. In May 2002, we entered into a forward agreement with Citibank providing for the purchase, in November 2002, of €5.0 million at a rate of €0.897 per U.S. dollar. In August 2002, our subsidiary KB Impuls entered into a forward agreement with Citibank providing for the purchase of €89.9 million in U.S. dollars at a rate of €0.9599 per U.S. dollar in several installments during the period from January 2003 to January 2006. In accordance with the agreement dated August 2002, KB Impuls made a prepayment to Citibank in the amount of US$8.0 million, which was returned in full in September 2003. As of December 31, 2004, the fair value (mark-to-market) of the forward agreement between KB Impuls and Citibank was US$7.0 million gain. During 2003-2004, we entered into forward agreements with Standard Bank. As of December 31, 2004, the fair value (mark-to-market) of our forward agreements with Standard Bank was US$2.5 million gain. We have entered into the above mentioned agreements to hedge our foreign currency risk associated with our equipment financing obligations denominated in Euros.

The following table summarizes information, as of December 31, 2004, about the maturity of our financial instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations. Fair value at December 31, 2004 approximates total value.

	Years Ended December 31,						At Dec. 31, 2004	At Dec. 31, 2003
	2005	2006	2007	2008	2009	Thereafter
	(In millions of U.S. dollars)
Assets:
Cash and cash equivalents
Russian rubles	—	—	—	—	—	—	161.1	68.0
Euro and other currencies	—	—	—	—	—	—	8.8	27.5

Liabilities:
Euro-denominated long-term debt, including current portion:
Variable rate (six-month EURIBOR plus 2.9%)	28.3	5.1	—	—	—	—	33.4	71.0

	Years Ended December 31,						At Dec. 31, 2004	At Dec. 31, 2003
	2005	2006	2007	2008	2009	Thereafter
	(In millions of U.S. dollars)
Variable rate (six-month EURIBOR plus 3.5%)	3.6	—	—	—	—	—	3.6	23.5
Variable rate (six-month EURIBOR)	3.6	7.4	7.3	—	—	—	18.3	—
Variable rate (six-month EURIBOR plus 3.75%…5.25%)	1.5	3.3	—	—	7.5	—	12.3	—
Fixed rate (12.0%)	10.6	—	—	—	—	—	10.6	—
Fixed rate (10.0%)	9.4	2.2	—	—	—	—	11.6	21.6
Fixed rate (0.0%)	1.7	—	—	—	—	—	1.7	2.7

Ruble-denominated long-term debt, including current portion:
Fixed rate (4.0%-21.0%)	—	108.1	—	—	—	—	108.1	104.1
Central Bank of Russia:
US$/Russian ruble exchange rate	—	—	—	—	—	—	27.7487	29.4545
Central Bank of Russia:
Euro/US$ cross rate	—	—	—	—	—	—	1.3626	1.2502
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 1.1526 per U.S. dollar	—	—	—	—	—	—	—	11.3
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 1.1455 per U.S. dollar	1.4	—	—	—	—	—	1.4	2.4
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 1.1461 per U.S. dollar	0.8	—	—	—	—	—	0.8	2.4
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 1.2089 per U.S. dollar	4.4	2.1	—	—	—	—	6.5	—
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 1.2079 per U.S. dollar	4.4	2.1	—	—	—	—	6.5	—
Forward agreement to purchase RUR for U.S. dollars at a fixed rate of 29.12 RUR per U.S. dollar	15.0	—	—	—	—	—	15.0	—
Forward agreement to purchase U.S. dollars for RUR at a fixed rate of 28.745 RUR per U.S. dollar	20.0	—	—	—	—	—	20.0	—
Forward agreement to purchase U.S. dollars for RUR at a fixed rate of 28.14 RUR per U.S. dollar	20.0	—	—	—	—	—	20.0	—
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 1.34 per U.S. dollar	12.1	—	—	—	—	—	12.1	—
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 0.9599 per U.S. dollar	16.3	0.3	—	—	—	—	16.6	49.6

Our vendor financing agreements with Alcatel bear interest at rates ranging from EURIBOR to EURIBOR plus 5.25%. Our credit lines with Svenska and Nordea Bank Sweden AB bear interest at rates ranging from LIBOR plus 0.325% to LIBOR plus 0.7%. As of December 31, 2004, approximately US$200.4 million (including US$67.7 million denominated in Euros) of our outstanding indebtedness bore interest at variable rates compared to US$123.6 million (including US$94.3 million denominated in Euros) as of December 31, 2003. As of December 31, 2004, approximately US$3.5 million of our vendor financing agreements bore zero interest rate.

The interest rate under the Sberbank credit lines for our company may change upon the occurrence of certain events. This potential change in the interest rate is not directly linked to the change in market interest rates. The following table provides information, as of December 31, 2004, about the maturity of our debt obligations for the periods indicated below, which are potentially subject to changes in interest rates.

	Years Ended December 31,						At Dec. 31, 2004	At Dec. 31, 2003
	2005	2006	2007	2008	2009	Thereafter
	(In millions of U.S. dollars)
Vendor financing	21.7	3.2	—	—	—	—	24.9	21.6
Fixed rate	3.38%-12%	3.38%-10%	—	—	—	—	—	—

	Years Ended December 31,							At Dec. 31, 2004	At Dec. 31, 2003
	2005		2006	2007	2008	2009	Thereafter
	(In millions of U.S. dollars)
Bank loans

VimpelCom loans from Sberbank, U.S. dollar-denominated	14.0		29.4	88.0	48.7	16.2	—	196.3	86.7
Fixed rate	8.5%		8.5%	8.5%	8.5%	—	—	—	—

KaR-Tel loans from KazKommerzbank, U.S. dollar-denominated	35.0		—	—	—	—	—	35.0	—

Fixed rate	13.0%		13.0%	—	—	—	—	—	—

Other loans, Russian ruble denominated (in millions of U.S. dollars)	—		—	—	—	—	—	—	2.3

Fixed rate	—		—	—	—	—	—	—	—
Other loans, U.S. dollar-denominated	4.3		—	—	—	—	—	4.3	1.6
Fixed rate	10.0	%-12.0%	—	—	—	—	—	—	—

Our cash and cash equivalents are not subject to any material interest rate risk.

ITEM 12. Description of Securities other than Equity Securities

Not required.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15. Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and General Director and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. These disclosure controls and procedures include our establishment of a Disclosure Review Committee, which operates in close coordination with our Internal Audit Department to review the preparation of our Exchange Act reports and to provide an additional check on our disclosure controls and procedures. As of the end of the period covered by this Annual Report on Form 20-F, an evaluation was carried out under the supervision and with the participation of our management, including our CEO and General Director and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures.

In April 2005, we undertook a review of our accounting for operating leases and the related useful lives for depreciating leasehold improvements as a result of changes in lease accounting announced by other public companies in January and February of 2005 and guidance provided by the U.S. Securities and Exchange Commission in its letter in February 2005. We concluded that our financial statements for fiscal periods ended December 31, 2000 through December 31, 2003, and the first three interim periods of 2004, should be restated to accommodate above mentioned SEC guidance. Ernst & Young LLC, our independent registered public accounting firm, has advised us that it concurs with our conclusion. The primary effect of this accounting correction is to accelerate to earlier periods depreciation expense with respect to certain of the VimpelCom’s leasehold improvements, resulting in an increase in non-cash depreciation expenses compared to what has previously been reported.

Because of the restatement of our financial statements required as a result of this change in our lease accounting methodology, our CEO and General Director and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this Form 20-F. The evaluation did not reveal any fraud, intentional misconduct or concealment on the part of our personnel. We have remediated the ineffectiveness of our disclosure controls and procedures by conducting a review of our lease accounting practices and correcting our accounting practices for depreciation expense relating to certain of our leasehold improvements.

There were no changes in our internal controls over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by this Annual Report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. Audit Committee Financial Expert

Our board of directors does not have an audit committee. We are required by Russian law and our charter to have an audit commission. See the section of this Annual Report on Form 20-F entitled “Item 6—Directors, Senior Management and Employees—C. Board Practices.” Our audit commission currently consists of Alexander Gersh, Knut Giske and Nigel J. Robinson, all of whom are financially literate, have an understanding of U.S. GAAP and are knowledgeable about the affairs of our company. As set forth in “Item 6—Directors, Senior Management and Employees,” Mr. Gersh is currently the Chief Financial Officer of NDS Group plc, Mr. Giske is currently the Vice President of Finance of Telenor Mobile and Mr. Robinson is currently the Director of Corporate Development, Finance and Control of Alfa Group. The board of directors has determined that each of our current audit commission members is a “financial expert,” as defined in Item 16A of Form 20-F.

ITEM 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, which applies to employees, officers and directors of our company. Our code of ethics is available on our web site at http://www.vimpelcom.com. We will disclose any amendment to the provisions of such code of ethics or any waiver that our board of directors may grant on our web site at the same address.

ITEM 16C. Principal Accountant Fees and Services

Ernst & Young LLC has served as our independent public accountants for each of the fiscal years in the two-year period ended December 31, 2004, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young LLC in 2004 and 2003, respectively.

	Year ended December 31,
	2004		2003
	(in thousands of U.S. dollars)
Audit Fees	US$	1,301,000	US$	462,000
Audit-Related Fees	US$	199,000	US$	80,000
Tax Fees	US$	20,000	US$	16,000
All Other Fees	US$	120,000	US$	150,000

Total	US$	1,640,000	US$	708,000

Audit services.

Audit services mainly consisted of the audit of the consolidated financial statements as of and for the years ended December 31, 2004 and 2003.

Audit-related services.

Audit-related services mainly consisted of services which are normally performed by the external auditor in connection with the audit of our financial statements, advisory services regarding specific regulatory filings and reporting procedures, reviews of VimpelCom’s consolidated quarterly financial statements and other agreed-upon services related to accounting and billing records.

Tax services.

Tax services mainly consisted of tax advice related to issues of Russian statutory taxation.

Other services.

Other services mainly consisted of technology security risk services and training services.

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required the company to implement a pre-approval process for all engagements with its independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, the company’s audit commission pre-approves the engagement terms and fees of Ernst & Young LLC for all audit and non-audit services, including tax services, unless such pre-approval is not required under the Sarbanes-Oxley Act. The company’s audit commission pre-approved the engagement terms and fees of Ernst & Young LLC for all services performed for the fiscal year ended December 31, 2004.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not required.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not required.

PART III

ITEM 17. Financial Statements

We have responded to Item 18 in lieu of this Item.

ITEM 18. Financial Statements

INDEX TO FINANCIAL STATEMENTS

OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

ITEM 19. Exhibits

List of Exhibits.

Exhibit No.	Description
1.1	Charter of VimpelCom.+##

1.1.1	Amendment No. 1 to the Charter of VimpelCom, dated March 3, 2004.+###

1.1.2	Amendment No. 2 to the Charter of VimpelCom, dated November 26, 2004.+^^^

1.1.3	Amendment No. 3 to the Charter of VimpelCom, dated January 12, 2005.+^^^

2.1	Deposit Agreement, dated November 20, 1996, by and among VimpelCom, The Bank of New York, as the depositary, and all owners or beneficial owners of ADRs.*

2.2	Loan Agreement, dated June 10, 2004, by and between VimpelCom and UBS (Luxembourg) S.A.^^^

2.3	Trust Deed, dated June 16, 2004, by and between UBS (Luxembourg) S.A. and The Bank of New York.^^^

2.4	Further Loan Agreement, dated July 8, 2004, by and between VimpelCom and UBS (Luxembourg) S.A.^^^

2.5	Supplemental Trust Deed, dated July 14, 2004, by and between UBS (Luxembourg) S.A. and The Bank of New York.^^^

2.6	Loan Agreement, dated October 18, 2004, by and between VimpelCom and UBS (Luxembourg) S.A.^^^

2.7	Trust Deed, dated October 22, 2004, by and between UBS (Luxembourg) S.A. and The Bank of New York.^^^

2.8	Loan Agreement, dated February 8, 2005, by and between VimpelCom and UBS (Luxembourg) S.A.^^^

2.9	Trust Deed, dated February 11, 2005, by and between UBS (Luxembourg) S.A. and The Bank of New York.^^^

4.1	License No. 10005 for the territory of the Moscow License Area.+***

4.1.1	Amendment No. 1 to License No. 10005 for the territory of the Moscow License Area.+†

4.1.2	Amendment No. 2 to License No. 10005 for the territory of the Moscow License Area.+††

4.1.3	Amendment No. 3 to License No. 10005 for the territory of the Moscow License Area.+†††

4.1.4	Amendment No. 4 to License No. 10005 for the territory of the Moscow License Area.+†††

4.1.5	Amendment No. 5 to License No. 10005 for the territory of the Moscow License Area.+##

4.2	License No. 14707 for the territory of the Central and Central Black Earth License Area.+††

4.2.1	Amendment No. 1 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+††

4.2.2	Amendment No. 2 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+†††

4.2.3	Amendment No. 3 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+†††

4.2.4	Amendment No. 4 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+†††

4.2.5	Amendment No. 5 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+#

4.2.6	Amendment No. 6 to License No. 14707 for the territory of the Central and Central Black Earth License Area.+##

4.3	License No. 14708 for the territory of the Volga License Area.+††

4.3.1	Amendment No. 1 to License No. 14708 for the territory of the Volga License Area.+††

4.3.2	Amendment No. 2 to License No. 14708 for the territory of the Volga License Area.+†††

4.3.3	Amendment No. 3 to License No. 14708 for the territory of the Volga License Area.+†††

4.3.4	Amendment No. 4 to License No. 14708 for the territory of the Volga License Area.+†††

4.3.5	Amendment No. 5 to License No. 14708 for the territory of the Volga License Area.+#

4.3.6	Amendment No. 6 to License No. 14708 for the territory of the Volga License Area.+##

4.4	License No. 14709 for the territory of the North Caucasus License Area.+††

4.4.1	Amendment No. 1 to License No. 14709 for the territory of the North Caucasus License Area.+††

4.4.2	Amendment No. 2 to License No. 14709 for the territory of the North Caucasus License Area.+†††

4.4.3	Amendment No. 3 to License No. 14709 for the territory of the North Caucasus License Area.+†††

4.4.4	Amendment No. 4 to License No. 14709 for the territory of the North Caucasus License Area.+†††

4.4.5	Amendment No. 5 to License No. 14709 for the territory of the North Caucasus License Area.+#

4.4.6	Amendment No. 6 to License No. 14709 for the territory of the North Caucasus License Area.+#

4.4.7	Amendment No. 7 to License No. 14709 for the territory of the North Caucasus License Area.+##

4.4.8	Amendment No. 8 to License No. 14709 for the territory of the North Caucasus License Area.+##

4.4.9	Amendment No. 9 to License No. 14709 for the territory of the North Caucasus License Area.+##

4.4.10	Amendment No. 10 to License No. 14709 for the territory of the North Caucasus License Area.+###

4.5	License No. 14710 for the territory of the Siberian License Area.+††

4.5.1	Amendment No. 1 to License No. 14710 for the territory of the Siberian License Area.+††

4.5.2	Amendment No. 2 to License No. 14710 for the territory of the Siberian License Area.+†††

4.5.3	Amendment No. 3 to License No. 14710 for the territory of the Siberian License Area.+†††

4.5.4	Amendment No. 4 to License No. 14710 for the territory of the Siberian License Area.+†††

4.5.5	Amendment No. 5 to License No. 14710 for the territory of the Siberian License Area.+#

4.5.6	Amendment No. 6 to License No. 14710 for the territory of the Siberian License Area.+##

4.6	License No. 23706 for the territory of the Northwest License Area.+##

4.6.1	Amendment No. 1 to License No. 23706 for the territory of the Northwest License Area.+##

4.7	License No. 24303 for the territory of the Ural License Area.+##

4.7.1	Amendment No. 1 to License No. 24303 for the territory of the Ural License Area.+##

4.7.2	Amendment No. 2 to License No. 24303 for the territory of the Ural License Area.+###

4.7.3	Amendment No. 3 to License No. 24303 for the territory of the Ural License Area.+###

4.8	License No. 20385 for the territory of the Khabarovsk License Area.+^^^

4.8.1	Amendment No. 1 to License No. 20385 for the territory of the Khabarovsk License Area.+^^^

4.9	License No. 20732 for the territory of the Amur License Area.+^^^

4.9.1	Amendment No. 1 to License No. 20732 for the territory of the Amur License Area.+^^^

4.10	License No. 20733 for the territory of the Kamchatka License Area.+^^^

4.10.1	Amendment No. 1 to License No. 20733 for the territory Kamchatka License Area.+^^^

4.11	License No. DC0000317 for the territory of the Republic of Kazakhstan.+^^^

4.11.1	Amendment to License No. DC0000317 for the territory of the Republic of Kazakhstan.+^^^

4.12	License No. 17938 for the provision of data communication services for the territory of the Moscow License Area.+##

4.12.1	Amendment No. 1 to License No. 17938 for the provision of data communication services for the territory of the Moscow License Area.+##

4.12.2	Amendment No. 2 to License No. 17938 for the provision of data communication services for the territory of the Moscow License Area.+##

4.12.3	Amendment No. 3 to License No. 17938 for the provision of data communication services for the territory of the Moscow License Area.+##

4.13	License No. 17951 for the provision of telematic services for the territory of the Moscow License Area.+##

4.13.1	Amendment No. 1 to License No. 17951 for the provision of telematic services for the territory of the Moscow License Area.+##

4.13.2	Amendment No. 2 to License No. 17951 for the provision of telematic services for the territory of the Moscow License Area.+##

4.13.3	Amendment No. 3 to License No. 17951 for the provision of telematic services for the territory of the Moscow License Area.+##

4.14	License No. 19979 for the lease of telecommunications channels for the territory of Moscow License Area.+###

4.14.1	Amendment No. 1 to License No. 19979 for the lease of telecommunications channels for the territory of Moscow License Area.+###

4.15	License No. 25340 for the provision of telematic services for the territory of the Northwest License Area.+###

4.16	License No. 25341 for the provision of data transmission services for the territory of the Northwest License Area.+###

4.17	License No. 27743 for the provision of data transmission services for the territory of the Ural License Area.+###

4.18	License No. 27744 for the provision of telematic services for the territory of Ural License Area.+###

4.19	License No. 23071 for the provision of data transmission services for multiple territories throughout the Russian Federation.+###

4.19.1	Amendment No. 1 to License No. 23071 for the provision of data transmission services for multiple territories throughout the Russian Federation.+###

4.19.2	Amendment No. 2 to License No. 23071 for the provision of data transmission services for multiple territories throughout the Russian Federation.+###

4.20	License No. 23072 for the provision of telematic services for multiple territories throughout the Russian Federation.+###

4.20.1	Amendment No. 1 to License No. 23072 for the provision of telematic services for multiple territories throughout the Russian Federation.+###

4.21	License No. 28733 for the lease of telecommunications channels for multiple territories throughout the Russian Federation.+###

4.22	License No. 23785 for the lease of telecommunications channels for multiple territories throughout the Russian Federation.+###

4.23	License No. 22671 for the provision of telematic services for the territory of the Amur, Kamchatka and Khabarovsk License Areas.+^^^

4.24	License No. 19634 for the lease of telecommunications channels for the territory of the Kamchatka and Khabarovsk License Areas.+^^^

4.25	Form of Indemnification Agreement.##

4.26	General Agreement No. 1605, dated May 16, 1997, by and between KB Impuls and VimpelCom, as restated on January 30, 2004.+###

4.26.1	Amendment Agreement, dated January 12, 2004, to General Agreement No.1605, dated May 16, 1997, by and between KB Impuls and VimpelCom.+^^^

4.26.2	Amendment Agreement, dated December 23, 2004, to General Agreement No.1605, dated May 16, 1997, by and between KB Impuls and VimpelCom.+^^^

4.27	Service Obligation Agreement, dated April 1, 1999, by and between Telenor Russia AS and VimpelCom.**

4.27.1	Amendment No. 1, dated February 21, 2002, to Service Obligation Agreement, dated April 1, 1998, by and between Telenor AS and VimpelCom.#

4.28	Primary Agreement, dated as of May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.^^

4.29	Registration Rights Agreement, dated as of May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.^^

4.29.1	Amendment No. 1 to Registration Rights Agreement, dated August 28, 2003, to Registration Rights Agreement, dated May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.###

4.30	Guarantee Agreement, dated as of May 30, 2001, by and among Telenor ASA, as guarantor, and VimpelCom, VimpelCom-Region and Eco Telecom Limited, as beneficiaries.####

4.31	Guarantee Agreement, dated as of May 30, 2001, by and among CTF Holdings Limited, as limited guarantor, Eco Holdings Limited, as general guarantor, and VimpelCom, VimpelCom-Region and Telenor East Invest AS, as beneficiaries.^^

4.32	Undertaking Letter, dated May 30, 2001, by and between Telenor East Invest AS and VimpelCom.^^

4.33	Undertaking Letter, dated May 30, 2001, by and between Eco Telecom Limited and VimpelCom.^^

4.34	Preferred Stock Undertaking Letter, dated May 30, 2001, by and among VimpelCom, Telenor East Invest AS, Eco Telecom Limited, Dr. Dmitri B. Zimin and Overture Limited.^^

4.35	Summary of Terms of Proposed Ruble Bond Issuance by OOO VimpelCom Finance that appeared in the Russian-language Bonds Issuance Prospectus filed with the Federal Commission of the Securities Market of the Russian Federation on April 3, 2003.+^

8.	List of Subsidiaries.^^^

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.^^^

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.^^^

13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.^^^

15.1	Consent of Ernst & Young LLC.^^^

*	Incorporated by reference to the Registration Statement on Form F-1 (Registration No. 333-5694) of Open Joint Stock Company “Vimpel-Communications.”
**	Incorporated by reference to the Registration Statement on Form F-3 (Registration No. 333-12210) of Open Joint Stock Company “Vimpel-Communications.”
***	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1997.
†	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1998.
††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1999.
†††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2000.
#	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2001.
##	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2002.
###	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2003.
####	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” filed with the Securities and Exchange Commission on May 9, 2001.
^	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” filed with the Securities and Exchange Commission on April 3, 2003.
^^	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” filed with the Securities and Exchange Commission on June 14, 2001.
^^^	Filed herewith.
+	English translation.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

OPEN JOINT STOCK COMPANY “VIMPEL-
COMMUNICATIONS”

By:	/s/ Alexander V. Izosimov
Name:	Alexander V. Izosimov
Title:	Chief Executive Officer

Date: May 9, 2005

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Open Joint Stock Company “Vimpel-Communications”

We have audited the accompanying consolidated balance sheets of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of VimpelCom’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of VimpelCom’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of VimpelCom’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Open Joint Stock Company “Vimpel-Communications” at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As described in note 2 to the consolidated financial statements, the 2003 and 2002 consolidated financial statements have been restated.

Ernst & Young LLC

Moscow, Russia

March 31, 2005

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED BALANCE SHEETS

	December 31,
	2004	2003
		(as restated, Note 2)
	(In thousands of US dollars, except share amounts)
Assets
Current assets:
Cash and cash equivalents (Note 7)	$305,857	$157,611
Trade accounts receivable, net of allowance for doubtful accounts of US$12,884 in 2004 and US$7,958 in 2003 (Note 22)	119,566	113,092
Inventory	37,855	17,905
Deferred income taxes (Note 22)	64,706	21,377
Input value added tax (Note 32)	196,123	175,045
Other current assets (Note 87)	73,315	41,213

Total current assets	797,422	526,243

Property and equipment, net (Note 10)	2,314,405	1,439,758
Telecommunications licenses and allocations of frequencies, net of accumulated amortization of US$83,071 in 2004 and US$36,174 in 2003 (Note 13)	757,506	103,817
Goodwill (Note 13)	368,204	9,816
Other intangible assets, net (Note 13)	212,595	49,553
Due from related parties	534	1,171
Deferred income taxes (Note 21)	1,714	—
Other assets (Note 14)	327,861	151,090

Total assets	$4,780,241	$2,281,448

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$345,187	$158,467
Due to related parties (Note 23)	7,290	8,603
Due to employees	19,241	14,791
Accrued liabilities	21,429	10,153
Taxes payable	50,791	101,294
Deferred revenue	1,893	2,701
Deferred income taxes (Note 21)	11,785	1,451
Customer advances	242,064	140,756
Customer deposits	36,106	40,719
Capital lease obligations	2,851	6,587
Rouble denominated bonds payable (Note 17)	—	101,852
Bank loans, current portion (Note 15)	115,111	35,343
Equipment financing obligations, current portion (Note 18)	71,577	70,935

Total current liabilities	925,325	693,652

Deferred income taxes (Note 21)	296,967	28,943
Rouble denominated bonds payable (Note 17)	108,113	—
Bank loans, less current portion (Note 15)	1,240,199	330,112
Capital lease obligations, less current portion	5,004	9,154
Equipment financing obligations, less current portion (Note 18)	38,283	53,008
Accrued liabilities	6,837	4,046

Commitments and contingent liabilities (Note 27)	—	—

Minority interest	2,380	174,882

Shareholders’ equity (Note 19):
Convertible voting preferred stock (.005 roubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding	—	—
Common stock (.005 roubles nominal value per share), 90,000,000 shares authorized; 51,281,022 shares issued (December 31, 2003: 40,332,201); 51,129, 780 shares outstanding (December 31, 2003: 40,171,567)	92	90
Additional paid-in capital	1,365,978	569,828
Retained earnings	769,093	418,697
Accumulated other comprehensive income, net of tax of US$969 (Note 3)	25,212	2,466
Treasury stock, at cost, 151,242 shares of common stock (December 31, 2003: 160,634)	(3,242)	(3,430)

Total shareholders’ equity	2,157,133	987,651

Total liabilities and shareholders’ equity	$4,780,241	$2,281,448

The accompanying notes are an integral part of these consolidated financial statements.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
	2004	2003	2002
		(as restated, Note 2)
	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues	$2,091,198	$1,275,872	$728,729
Sales of handsets and accessories	51,860	55,765	49,073
Other revenues	3,571	3,961	1,842

Total operating revenues	2,146,629	1,335,598	779,644

Revenue-based taxes (Note 3)	—	—	(11,148)

Net operating revenues	2,146,629	1,335,598	768,496

Operating expenses:
Service costs	352,399	209,038	121,050
Cost of handsets and accessories sold (exclusive of depreciation shown separately below)	39,216	36,447	32,101
Selling, general and administrative expenses	720,127	467,655	271,963
Depreciation	281,129	162,769	90,172
Amortization	64,072	34,064	12,213
Impairment of long-lived assets (Note 12)	7,354	—	—
Provision for doubtful accounts	8,166	9,228	21,173

Total operating expenses	1,472,463	919,201	548,672

Operating income	674,166	416,397	219,824

Other income and expenses:
Interest income	5,712	8,378	7,169
Other income	7,412	6,296	3,903
Net foreign exchange gain (loss)	3,563	(1,279)	(9,439)
Interest expense	(85,663)	(68,246)	(46,586)
Other expenses	(19,565)	(3,251)	(2,142)

Total other income and expenses	(88,541)	(58,102)	(47,095)

Income before income taxes, minority interest and cumulative effect of change in accounting principle	585,625	358,295	172,729
Income tax expense (Note 21)	155,000	105,879	48,747
Minority interest in earnings (losses) of subsidiaries, before cumulative effect of change in accounting principle	80,229	23,280	(2,820)

Income before cumulative effect of change in accounting principle	350,396	229,136	126,802

Cumulative effect of change in accounting principle, net of tax (for the year ended December 31, 2003: US$120) (Note 3)	—	(379)	—
Minority interest in cumulative effect of change in accounting principle	—	52	—

Net income	$350,396	$228,809	$126,802

Basic EPS:
Income before cumulative effect of change in accounting principle	$8.50	$5.99	$3.34
Net income per common share	8.50	5.98	3.34

Weighted average common shares outstanding	41,224	38,241	38,014

Income before cumulative effect of change in accounting principle per ADS equivalent	$2.13	$1.50	$0.84
Net income per ADS equivalent	2.13	1.50	0.84

Diluted EPS:
Income before cumulative effect of change in accounting principle	$7.35	$5.12	$2.85
Net income per common share	7.35	5.11	2.85

Weighted average diluted shares (Note 24)	47,698	46,770	44,489

Income before cumulative effect of change in accounting principle per ADS equivalent	$1.84	$1.28	$0.71
Net income per ADS equivalent	1.84	1.28	0.71

The accompanying notes are an integral part of these consolidated financial statements.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND

ACCUMULATED OTHER COMPREHENSIVE INCOME

Years Ended December 31, 2004, 2003 and 2002 (as restated, note 2)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total
	Shares	Amount
	(In thousands of US dollars, except shares)
Balances at December 31, 2001(as previously reported)	40,332,201	90	504,876	65,748	(62,593)	—	508,121
Prior period adjustment (Note 2)				(2,662)			(2,662)
Balances at December 31, 2001(as restated, Note 2)	40,332,201	90	504,876	63,086	(62,593)	—	505,459
Gain from issuance of subsidiary stock (Note 19)	—	—	23,073	—	—	—	23,073
Sales of treasury stock – 47,649 shares	—	—	965	—	952	—	1,917
Net income (as restated, Note 2)	—	—	—	126,802	—	—	126,802

Balances at December 31, 2002 (as restated, Note 2)	40,332,201	90	528,914	189,888	(61,641)	—	657,251
Gain from issuance of subsidiary stock (Note 19)	—	—	4,947	—	—	—	4,947
Sale of treasury stock – 69,469 shares	—	—	3,350	—	1,379	—	4,729
Conversion of Senior convertible notes – 2,053,174 shares (Note 16)	—	—	32,617	—	56,832	—	89,449
Comprehensive income (as restated, Note 2):
Foreign currency translation adjustment (Note 2)	—	—	—	—	—	2,466	2,466
Net income (as restated, Note 2)				228,809	—	—	228,809

Total accumulated comprehensive income (as restated, Note 2)	—	—	—	228,809	—	2,466	231,275

Balances at December 31, 2003 (as restated, Note 2)	40,332,201	90	569,828	418,697	(3,430)	2,466	987,651

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND

ACCUMULATED OTHER COMPREHENSIVE INCOME

Years ended December 31, 2004, 2003 and 2002 (as restated, Note 2)—(Continued)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total
	Shares	Amount
	(In thousands of US dollars, except shares)
Sale of treasury stock – 9,392 shares	—	—	1,355	—	188	—	1,543
Issuance of common stock to Eco Telecom and Telenor under the Merger agreement dated October 24, 2003 (Note 19)	10,948,821	2	794,795	—	—	—	794,797
Comprehensive income:
Foreign currency translation adjustment (Note 2)						22,746	22,746
Net income				350,396			350,396

Total accumulated comprehensive income				350,396		22,746	373,142

Balances at December 31, 2004	51,281,022	92	1,365,978	769,093	(3,242)	25,212	2,157,133

The accompanying notes are an integral part of these consolidated financial statements.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2004	2003	2002
		(as restated, Note 2)
	(In thousands of US dollars)
Operating activities

Net income	$350,396	$228,809	$126,802
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	281,129	162,769	90,172
Amortization	64,072	34,064	12,213
Impairment of long-lived assets	7,354	—	—
Mark-to-market adjustments for short-term investments	—	—	(36)
Provision for deferred taxes	286	(14,330)	(9,577)
(Gain) loss on foreign currency translation	(3,563)	1,279	9,439
Provision for doubtful accounts	8,166	9,228	21,173
Minority interest in earnings (losses) of subsidiaries	80,229	23,280	(2,820)
Cumulative effect of change in accounting principle	—	379	—
Changes in operating assets and liabilities:
Short-term investments	—	—	956
Trade accounts receivable	(19,507)	(41,781)	(42,659)
Inventory	(18,646)	(2,069)	(3,209)
Input value added tax	(24,559)	(77,258)	(49,692)
Other current assets	(6,941)	(694)	(18,358)
Due from related parties	637	1,732	1,050
Due to related parties	(1,322)	3,004	(973)
Accounts payable	43,183	26,998	3,053
Customer advances and deposits	89,852	73,502	42,411
Deferred revenue	(671)	(957)	(615)
Taxes payable and Accrued liabilities	(44,688)	83,922	42,393

Net cash provided by operating activities	805,407	511,877	221,723

Investing activities
Purchases of property and equipment	(925,133)	(506,716)	(291,437)
Purchases of intangible assets	(18,169)	(18,654)	(14,769)
Proceeds from sale of property and equipment	—	12,433	—
Purchase of StavTeleSot stock, net of cash acquired of US$658	—	(42,455)	—
Purchase of DTI stock, net of cash acquired of US$382	(73,689)	—	—
Purchase of KaR-Tel stock, net of cash acquired of US$7,556	(344,414)	—	—
Purchase of minority interest in Bee-Line Samara	(12,884)	—	—
Purchase of Orensot, Bee-Line Samara, Extel and Vostok-Zapad Telecom stock, net of cash acquired of US$1,537	—	—	(69,165)
Purchases of other assets	(142,964)	(38,561)	(26,560)

Net cash used in investing activities	(1,517,253)	(593,953)	(401,931)

Financing activities
Proceeds from bank and other loans	1,064,927	160,285	331,082
Repayments of bank and other loans	(82,637)	(86,261)	(30,461)
Proceeds from issuance of rouble denominated bonds	94,214	97,119	—
Repayment of rouble denominated bonds	(94,214)	—	—
Repayment of senior convertible notes	—	(1,300)	—
Capital contributions in a consolidated subsidiary by minority shareholders	—	58,520	116,960
Payments of fees in respect of debt issue	(16,133)	(4,207)	(6,203)
Repayment of capital lease obligations	(857)	(917)	(1,450)
Repayment of equipment financing obligations	(110,744)	(256,902)	(115,473)
Payments of fees in respect of capital contributions	—	(2,478)	—

Net cash provided by (used in) financing activities	854,556	(36,141)	294,455

Effect of exchange rate changes on cash and cash equivalents	5,536	12,171	5,238

Net increase (decrease) in cash and cash equivalents	148,246	(106,046)	119,485
Cash and cash equivalents at beginning of year	157,611	263,657	144,172

Cash and cash equivalents at end of year	$305,857	$157,611	$263,657

Supplemental cash flow information
Cash paid during the period:
Income tax	$177,705	$86,409	$52,594
Interest	80,490	61,934	30,810
Non-cash activities:
Equipment acquired under financing agreements	14,216	88,689	140,367
Accounts payable for equipment and license	211,378	78,032	50,117
Operating activities financed by sale of treasury stock	1,546	4,729	1,917
Conversion of Senior convertible notes	—	91,236	—
Accrued capital contributions costs	2,082	—	—
Purchase of minority interest in VCR	794,795	—	—
Acquisitions:
Fair value of assets acquired	487,781	73,290	121,388
Difference between the amount paid and the fair value of net assets acquired	174,771	(4,699)	—
Carrying value of equity method investment in Bee-Line Samara before the acquisition of controlling interest	—	—	(6,540)
Cash paid for the capital stock	(426,041)	(43,113)	(70,702)

Liabilities assumed	$236,511	$25,478	$44,146

The accompanying notes are an integral part of these consolidated financial statements.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

1. Description of Business

Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) was registered in the Russian Federation on September 15, 1992 as a closed joint stock company, re-registered as an open joint stock company on July 28, 1993 and began full-scale commercial operations in June 1994. On November 20, 1996, VimpelCom completed an initial public offering (“IPO”) of its common stock in the United States of America through the issuance of American Depositary Shares (“ADS”), each of which represents one-quarter of one share of VimpelCom’s common stock (Note 19). As of December 31, 2004, 44.36% of VimpelCom’s outstanding common stock was owned by the holders of the ADSs; 29.91% by Telenor East Invest AS (“Telenor”); 24.50% by Eco Telecom Limited (“Eco Telecom”) and 1.23% by others. As of December 31, 2004, 39.42% of VimpelCom’s voting stock was owned by the holders of the ADSs; 26.58% by Telenor; 32.91% by Eco Telecom Limited (“Eco Telecom”) and 1.09% by others.

On May 30, 2001, VimpelCom, Eco Telecom, a part of the Alfa Group of companies in Russia, Telenor and Closed Joint Stock Company VimpelCom-Region (“VimpelCom-Region”), then a subsidiary of VimpelCom, signed agreements under which Eco Telecom was to purchase strategic ownership interests in VimpelCom and VimpelCom-Region, subject to certain regulatory approvals and other conditions precedent. VimpelCom-Region was formed to concentrate on the regional development of VimpelCom’s GSM license portfolio. On November 5, 2001, under the terms of the transaction, Eco Telecom acquired 5,150,000 newly-issued shares of VimpelCom’s common stock (equivalent of 20,600,000 ADSs) for an aggregate consideration of US$103,000, which was then contributed by VimpelCom as equity to VimpelCom-Region.

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

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On September 12, 2002, VimpelCom-Region was awarded a GSM-1800 license for the Northwest region. VimpelCom-Region’s subsidiaries, Open Joint Stock Company Orensot (“Orensot”), Closed Joint Stock Company Extel (“Extel”) and Closed Joint Stock Company StavTeleSot (“StavTeleSot”) hold a GSM-900/1800 license for the Orenburg license area, GSM-900 license for the Kaliningrad license area and GSM-900/1800 license for the Stavropol license area, respectively. StavTeleSot’s subsidiaries, Closed Joint Stock Company Kabardino-Balkarski GSM (“Kabardino-Balkarski GSM”) and Closed Joint Stock Company Karachaevo-CherkessTeleSot (“Karachaevo-CherkessTeleSot”), hold GSM-900 licenses for the Kabardino-Balkarskaya Republic and Karachaevo-Cherkesskaya Republic, respectively. The GSM license held by Limited Liability Company Vostok-Zapad Telecom (“Vostok-Zapad Telecom”), a subsidiary of VimpelCom-Region, provides for the operation of a GSM-1800 network throughout the Ural region and a dual band GSM-900/1800 network in six territories within the Ural region. Upon consummation of the merger between VimpelCom and VimpelCom-Region on November 26, 2004 (Note 6), Orensot, Extel, StavTeleSot and Vostok-Zapad Telecom became subsidiaries of VimpelCom.

In February 2003, VimpelCom-Region received amendments to the original GSM-1800 licenses for the Northwest region of Russia, to operate dual band GSM-900/1800 networks in these license areas.

VimpelCom’s subsidiaries Open Joint Stock Company Bee-Line Samara (“Bee-Line Samara”), and Open Joint Stock Company DalTelecom International (“DTI”) hold a GSM-1800 license for the Samara license area and GSM-900/1800 licenses in certain parts of the Far East region, respectively. Limited Liability Partnership KaR-Tel (“KaR-Tel”), an ultimate subsidiary of VimpelCom, holds a GSM-900 license for the Republic of Kazakhstan.

Following the merger of VimpelCom-Region into VimpelCom (Note 6), in accordance with the Federal Law “On Communications”, VimpelCom promptly filed applications with the Federal Surveillance Service for Communications (“the Service”), the Russian regulatory body responsible for the issuance of telecommunications licenses, for the re-issuance of VimpelCom-Region’s licenses to VimpelCom. On December 28, 2004, VimpelCom received a letter from the Service, stating that, although VimpelCom had complied with the relevant requirements of the Federal Law “On Communications”, the Service was not in a position to re-issue the licenses previously held by VimpelCom-Region to VimpelCom until the Russian Government adopted regulations establishing the types of telecommunications activities for which a license is required and the material terms and conditions associated with such license as contemplated by the Federal Law “On Communications”. The letter further stated that VimpelCom, as the legal successor to VimpelCom-Region, could assume the obligations of VimpelCom-Region to provide wireless services under the licenses previously held by VimpelCom-Region prior to their re-issuance to VimpelCom. On February 11, 2005, the Russian Government adopted the required regulation setting forth the types of telecommunications activities and related terms and conditions and on February 28, 2005, VimpelCom re-submitted its applications to the Service. On March 30, 2005, in accordance with Article 35 of the Federal Law “On Communications”, the Service decided to re-issue to VimpelCom an operating mobile communications license, referring specifically to each of the licenses previously held by VimpelCom-Region (Note 6 and Note 27).

In addition, VimpelCom operates an AMPS/D-AMPS wireless telephone network under a license issued by the State Committee of the Russian Federation for Communications and Informatization, which expires in November 2007.

VimpelCom has also been granted AMPS licenses to operate cellular networks in the Kaluga, Orenburg, Ryazan, Tver, Vladimir and Vologda license areas. VimpelCom’s subsidiary, Bee-Line Samara, was granted a license to operate an AMPS wireless network in the Samara region. Closed Joint Stock Company Cellular Company (“Cellular Company”), a subsidiary of VimpelCom-Region, holds an AMPS license for the Novosibirsk license area.

2. Restatement of Consolidated Financial Statements

Subsequent to the issuance of its 2003 consolidated financial statements, based on guidance provided by the United States Securities and Exchange Commission (“SEC”) by publication of a letter issued by the Office of the Chief Accountant in February 2005, VimpelCom management determined that its previously issued consolidated financial statements should be restated to adjust VimpelCom’s accounting for depreciation of leasehold

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

improvements, specifically installed telecommunications equipment. VimpelCom determined that the previous periods used to calculate depreciation expense relating to certain of its base station assets should be adjusted. Accordingly, VimpelCom has restated its beginning retained earnings as of January 1, 2002 and its consolidated financial statements for the years ended December 31, 2003 and 2002.

As set forth below, the primary effect of this accounting correction is to accelerate to earlier periods depreciation and amortization expense with respect to certain of the VimpelCom’s base stations, resulting in an increase in non-cash depreciation expenses compared to what has previously been reported.

Presented below are the amounts as originally reported in VimpelCom’s previously issued consolidated statements, to the corresponding restated amounts (in thousands):

	Consolidated Statements of Income
	As previously reported	As restated
Year Ended December 31, 2003
Depreciation	$151,262	$162,769
Total operating expenses	907,694	919,201
Operating Income	427,904	416,397
Income before income taxes, minority interest and cumulative effect of change in accounting principle	369,802	358,295
Income tax expense	108,641	105,879
Minority interest in earnings of subsidiaries, before cumulative effect of change in accounting principle	26,872	23,280
Income before cumulative effect of change in accounting principle	234,289	229,136
Net income	233,962	228,809
Net income per common share before cumulative effect of change in accounting principle	6.13	5.99
Net income per common share	6.12	5.98
Net income per common share before cumulative effect of change in accounting principle – diluted	5.23	5.12
Net income per ADS equivalent - diluted	5.22	5.11

	Consolidated Statements of Income
	As previously reported	As restated
Year Ended December 31, 2002
Depreciation	$85,204	$90,172
Total operating expenses	543,704	548,672
Operating Income	224,792	219,824
Income before income taxes, minority interest and cumulative effect of change in accounting principle	177,697	172,729
Income tax expense	49,939	48,747
Minority interest in losses of subsidiaries, before cumulative effect of change in accounting principle	(1,794)	(2,820)
Income before cumulative effect of change in accounting principle	129,552	126,802
Net income	129,552	126,802
Net income per common share before cumulative effect of change in accounting principle	3.41	3.34
Net income per common share	3.41	3.34
Net income per common share before cumulative effect of change in accounting principle – diluted	2.91	2.85
Net income per ADS equivalent - diluted	2.91	2.85

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

	Consolidated Balance Sheets
	As previously reported	As restated
As of December 31, 2003
Property and equipment, net	$1,460,542	$1,439,758
Total assets	2,302,232	2,281,448
Deferred income taxes (non-current liability)	34,380	28,943
Total shareholders’ equity	998,216	987,651
Total liabilities and shareholders’ equity	2,302,232	2,281,448

3. Basis of Presentation and Significant Accounting Policies

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

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of VimpelCom and its subsidiaries KBI, Closed Joint Stock Company RTI Service-Svyaz (“RTI Service-Svyaz”), Closed Joint Stock Company Impuls KB, Closed Joint Stock Company BeeOnLine-Portal, Closed Joint Stock Company MSS Start (“MSS Start”) and its wholly owned subsidiary Limited Liability Company Mobile Center, Bee-Line Samara and its subsidiary Open Joint Stock Company Beeline-Togliatty, DTI, VimpelCom-Region (before November 26, 2004, Note 6), Cellular Company, Orensot, Extel, Vostok-Zapad Telecom and its subsidiary Limited Liability Company VimpelCom Finance (“VCF”), StavTeleSot and its subsidiaries Kabardino-Balkarski GSM and Karachaevo-CherkessTeleSot, Closed Joint Stock Company Mobile Communication Center – Lipetsk, Closed Joint Stock Company Mobile Communication Center – Ryazan, Closed Joint Stock Company Mobile Communication Center – Nizhny Novgorod, Closed Joint Stock Company Mobile Communication Center – Smolensk Vimpelcom Finance B.V. (“VimpelCom Finance”), and its subsidiaries VimpelCom B.V., Joint Venture ELWICOM SA, VimpelCom Project Services Limited, VimpelCom Option Project Limited, Limnotex Development Limited (“Limnotex”), with its subsidiaries Wenthorp Industries Ltd., Irington Developments Ltd., KaR-Tel, and it subsidiary Closed Joint Stock Company Technical Centre KaR-Tel; VC ESOP N.V., Limited Liability Company MBL-Press, Open Joint Stock Company Bee-Line TV, Limited Liability Company VK-Option, Closed Joint Stock Company Sota-100. The accompanying consolidated financial statements also include the accounts of VimpelCom (BVI) Limited, a special-purpose entity affiliated with and controlled by VimpelCom, and VC Limited, a wholly-owned subsidiary of VimpelCom (BVI) Limited (Note 20). The consolidated financial statements as of December 31, 2004 include the accounts of VimpelCom and its majority-owned subsidiaries that are not considered variable interest entities (VIEs) and all VIEs for which the Company is the primary beneficiary. All intercompany accounts and transactions have been eliminated.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

The equity method of accounting is used for companies in which VimpelCom has significant influence. Generally this represents voting stock ownership of at least 20% and not more than 50%.

Foreign Currency Translation

On November 25, 2002, the AICPA International Practices Task Force concluded that Russia would no longer be considered highly inflationary effective January 1, 2003. VimpelCom re-assessed its functional currency as of January 1, 2003 in accordance with the provisions of Emerging Issues Task Force Technical Bulletins (“EITF”) No. 92-004 “Accounting for a Change in Functional Currency When an Economy Ceases to Be Considered Highly Inflationary” and EITF No. 92-008 “Accounting for the Income Tax Effects under FASB Statement No. 109 of a Change in Functional Currency When an Economy Ceases to Be Considered Highly Inflationary”.

The functional currency of VimpelCom and its subsidiaries, except for Cellular Company, Orensot, StavTeleSot, DTI and Kar-Tel, is the US dollar because the majority of their revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred, payable or otherwise measured in US dollars. Accordingly, transactions and balances not already measured in US dollars (primarily Russian roubles and Euros) have been re-measured into US dollars in accordance with the relevant provisions of US Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”.

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

Cellular Company’s, Orensot’s, StavTeleSot’s and DTI’s functional currency is the Russian rouble and Kar-Tel’s functional currency is the Kazakhstani tenge because the majority of their revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred, payable or otherwise measured in Russian roubles and Kazakstani tenge, respectively. Assets and liabilities of these companies are translated into US dollars at exchange rates prevailing on the balance sheet date; revenues, expenses, gains and losses are translated into US dollars at historical exchange rates prevailing on the transactions dates. Translation adjustments resulting from the process of translating their financial statements into US dollars are reported in other comprehensive income, a separate component of shareholders’ equity.

The rouble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia (“CBR”). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR.

The Kazakhstani tenge is not a fully convertible currency outside the territory of Republic of Kazakhstan. Within the Republic of Kazakhstan, transactions denominated in foreign currencies are recorded using the market exchange rates quoted by the Kazakhstani Stock Exchange (“KASE”).

As of December 31, 2004 and 2003, the official rates of exchange were 27.75 roubles = US$1 and 29.45 roubles = US$1, respectively. As of December 31, 2004 and December 31, 2003, the official KASE’s rates of exchange were 130.00 tenge = US$1 and 144.22 tenge = US$1, respectively. The translation of rouble-denominated and tenge-denominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that VimpelCom could realize or settle, in US dollars, the reported values of these assets and liabilities. Likewise, it does not indicate that VimpelCom could return or distribute the reported US dollar value of capital to its shareholders.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

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

Accounts Receivable and Doubtful Accounts

Accounts receivable are shown at their net realizable value which approximates their fair value. VimpelCom reviews the valuation of accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical experience of cash collections and future expectations of conditions that might impact the collectibility of accounts.

Inventory

Inventory consists of telephone handsets and accessories for resale and is stated at the lower of cost or market. Cost is computed using the average cost method.

Input Value Added Tax

Value Added Tax (“VAT”) related to sales is payable to the tax authorities on an accrual basis based upon invoices issued to customers. VAT incurred on purchases may be offset, subject to certain restrictions (one of which is that the offset could be made only after the payment is made), against VAT related to sales, or could be reclaimed in cash from the tax authorities under certain circumstances. VAT related to purchase transactions, which will be offset against VAT related to sales within the following year, is recognized in the balance sheets on a gross basis. The VAT rate was 20% for the years ended December 31, 2003 and December 31, 2002. Starting January 1, 2004, the VAT rate has been decreased to 18%, although this 2% decrease in the VAT rate on January 1, 2004 had no impact on the ability of VimpelCom to recover VAT receivables existing prior to that date.

Property and Equipment

Property and equipment is stated at historical cost. Telecommunications equipment, including equipment acquired under capital leases, is depreciated using the straight-line method over its estimated useful life of seven years. Capitalized leasehold improvement expenses for base station positions is depreciated using the straight-line method over the estimated useful life of seven years, or the lease term, whichever is shorter. Buildings are depreciated using the straight-line method over estimated useful lives of twenty years. Office and measuring equipment, and vehicles and furniture are depreciated using the straight-line method over estimated useful lives ranging from five to ten years.

Repair and maintenance costs are expensed as incurred. Interest costs are capitalized with respect to qualifying construction projects.

Intangible Assets

Intangible assets consist primarily of telephone line capacity, wireless licenses, goodwill and other intangible assets. VimpelCom capitalizes payments made to third party suppliers to acquire access to and for use of telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight-line basis over ten years. Licenses are amortized on a straight-line basis until the initial expiration date of the licenses. Other intangible assets are amortised on a straight-line basis over their estimated useful lives, generally from four to ten years.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations and is not amortized. VimpelCom has acquired identifiable intangible assets through its acquisition of interests in various enterprises. The cost of acquired entities at the date of acquisition is allocated to identifiable assets and the excess of the total purchase price over the amount assigned to identifiable assets is recorded as goodwill.

In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”, VimpelCom continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. In accordance with SFAS No. 142, VimpelCom tests goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.

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

During the second quarter of 2004, certain impairment indicators were present which indicated that the carrying amount of certain assets in Bee-Line Samara may not be recoverable. VimpelCom then determined that an impairment of certain assets had in fact occurred and recorded an impairment charge in the accompanying consolidated statement of income. (Note 12).

Revenue Recognition

VimpelCom earns service revenues for usage of its cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value added services. Roaming revenues include revenues from VimpelCom customers who roam outside their selected home coverage area and revenues from other wireless carriers for roaming by their customers on VimpelCom’s network. Value added services include short messages (“SMS”), multimedia messages (“MMS”), caller number identification, voice

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

mail, call waiting and data transmission. Generally, these features generate additional revenues through monthly subscription fees or increased wireless usage through utilization of the features. Infotainment services are provided to our subscribers through our Beeonline portal via SMS, MMS, wireless application protocol (“WAP”) and other channels. Each customer can subscribe for information on selected topics. VimpelCom charges subscribers a fixed monthly fee for the use of the service, which is recognized as revenue in the respective month.

In 2002 VimpelCom launched the Beebonus program – the “Loyalty Program”. With a beebonus card subscribers accumulate bonus points by purchasing goods from participating vendors. Bonus points can only be used to pay for our services and have no expiration date. The bonus points are accounted for as customer advances and we recognize revenue when the advances are used.

Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. VimpelCom used prepaid cards as a method of cash collection. Sold prepaid cards are accounted as customer advances for future services. These prepaid cards have expiration dates. When a card expires, unused balances are added to service revenue. Revenues from equipment sales are recognized in the period in which the equipment is sold. Revenues are stated net of value-added tax and sales tax charged to customers.

VimpelCom determined that the sale of wireless services through VimpelCom’s direct sales channel with an accompanying handset constitutes a revenue arrangement with multiple deliverables. In accordance with the provisions of EITF No. 00-21 “Revenue Arrangements with Multiple Deliverables), VimpelCom allocates the arrangement consideration to the separate units of accounting, including the wireless service and handset, based on their relative fair values.

In accordance with the provisions of the US SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements”, VimpelCom defers telecommunications connection fees. The deferral of revenue is recognized over the estimated average subscriber life, which is generally three years.

Revenue-Based Taxes

Revenue-based taxes represented road users tax charged on revenues at a 1% rate. Effective January 1, 2003, certain changes were introduced in Russian tax legislation resulting in the road users tax being abolished.

Advertising

VimpelCom expenses the cost of advertising as incurred. Advertising expenses for the years ended December 31, 2004, 2003 and 2002 were US$66,444, US$50,019 and US$30,450, respectively.

Rent

VimpelCom leases office space and the land and premises where telecommunications equipment is installed. There were no non-cancelable operating leases for the periods in excess of one year during either 2004 or 2003. Operating lease agreements for premises where telecommunications equipment is installed typically contain automatic year-by-year renewal provisions which stipulate renewal to the extent that neither party indicates otherwise.

Rent expense under all operating leases and rental contracts in 2004, 2003 and 2002 was US$60,389, US$37,556, and US$18,152, respectively.

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

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

Government Pension Fund

VimpelCom contributes to the Russian Federation state pension fund on behalf of its employees. VimpelCom’s contribution was expensed as incurred. Total amounts expensed in connection with contributions to the state pension fund for the years ended December 31, 2004, 2003 and 2002 were US$17,146, US$13,682 and US$7,668, respectively.

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

Concentration of Credit Risk

Trade accounts receivable consist of amounts due from subscribers for airtime usage and amounts due from dealers and subscribers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service for both DAMPS and GSM networks. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VimpelCom’s credit risk arising from its trade accounts receivable from subscribers is mitigated due to the large number of its subscribers, of which approximately 88%subscribed to a prepaid service as of December 31, 2004 and, accordingly, do not give rise to credit risk. VimpelCom’s credit risk arising from its trade accounts receivable from dealers is mitigated due to the large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers.

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

VAT is recoverable from the tax authorities via offset against VAT payable to the tax authorities on VimpelCom’s revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable within one year.

VimpelCom issues advances to a variety of vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors (Alcatel and Technoserve A/S) provide for equipment financing in respect of certain deliveries of equipment. VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

Fair Value of Financial Instruments

The carrying amounts for financial instruments, consisting of cash and cash equivalents, trade accounts receivable, forward agreement and obligations under accounts payable approximate their fair value.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

The fair value of bank loans, equipment financing obligations and rouble denominated bonds (based on future cash flows discounted at current market rates) were as follows at December 31:

	2004	2003
Rouble denominated bonds	$108,384	$103,430
Sberbank loan to VimpelCom-Region	—	76,425
Sberbank loan to VimpelCom	198,387	16,760
J.P. Morgan AG	256,085	271,759
Technoserve A/S - VimpelCom-Region	—	19,263
Technoserve A/S – VimpelCom	11,479	2,859
General DataCom	2,302	4,382
UBS (Luxemburg) S. A.	772,162	—
Kazkommertzbank	35,479	—
ATF Bank	10,638	—

Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income”, requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income but as an adjustment to shareholders’ equity.

For the years ended December 31, 2004, 2003 and 2002, comprehensive income for VimpelCom comprised US$373,142, US$231,275 and US$126,802, respectively. Comprehensive income for the years ended December 31, 2004, 2003 and 2002 included net income in the amount of US$350,396, US$228,809 and US$126,802, respectively, and other comprehensive income (foreign currency translation adjustment) in the amount of US$22,746, US$2,466 and US$0, respectively, net of minority interest in the amount of US$4,089, US$1,993 and US$0, respectively, and net of tax in the amount of US$1,291, US$969 and US$0, respectively.

Accounting for Sales of Stock by a Subsidiary

VimpelCom follows the provisions of SAB No. 51, “Accounting for Sales of Stock by a Subsidiary”. SAB No. 51 allows accounting for issuance of stock by a subsidiary as a capital transaction. Accordingly, in 2002 VimpelCom included a gain on the sale of newly issued stock of a subsidiary in additional paid-in capital in the consolidated financial statements.

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

	Years ended December 31,
	2004	2003	2002
Net income, as reported	$350,396	$228,809	$126,802
Add: Compensation expense in respect of 2000 Stock Option Plan, as reported	5,682	5,381	4,085
Deduct: Compensation expense in respect of 2000 Stock Option Plan determined under fair value based method for all awards	(1,303)	(1,230)	(1,386)

Pro forma net income	$354,775	$232,960	$129,501

Earnings per share:
Basic - as reported	$8.50	$5.98	$3.34
Basic – pro forma	$8.61	$6.09	$3.41

Diluted - as reported	$7.35	$5.11	$2.85
Diluted - pro forma	$7.44	$5.44	$2.91

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

For the years ended December 31, 2004 and December 31, 2003, the capitalized costs were depreciated by approximately US$771 and US$296, respectively, and approximately US$349 and US$209 of accretion expense was recorded to increase the asset retirement obligation to its present value, respectively. The accretion expense was included in depreciation in the accompanying statement of income.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

The following unaudited pro forma combined results of operations for VimpelCom give effect to adoption of SFAS 143 as if it had occurred at the beginning of 2002. These pro forma amounts are provided for information purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

	Years ended December 31,
	2004	2003	2002
Pro forma net income	$350,396	$229,136	$126,655
Pro forma basic net income per common share	8.50	5.99	3.33
Pro forma diluted net income per common share	7.35	5.12	2.85

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

VimpelCom completed an evaluation of this guidance and concluded that the adoption of the provisions of FIN No. 46 did not have a material impact on its consolidated financial statements.

Litigation accrual

VimpelCom is party to various certain legal and regulatory proceedings in the normal course of business with respect to the certain matters. Except as described in Note 27, VimpelCom does not believe that any legal or regulatory proceedings to which it is a party would have a material adverse impact on its business or prospects. VimpelCom evaluates the likelihood of an unfavorable outcome of the legal or regulatory proceedings to which it is a party in accordance with SFAS No. 5, “Accounting for Contingencies” and EITF Topic D-86 “Issuance of Financial Statements”. These judgments are subjective based on the status of the legal or regulatory proceedings, the merits of its defenses and consultation with in-house and external legal counsel. The actual outcomes of these proceedings may differ from the Company’s judgments.

Recent Accounting Pronouncements

In April 2004, FASB issued FASB Staff Position FAS 129-1, “Disclosure Requirements under FASB Statement No. 129, Disclosure of Information about Capital Structure, Relating to Contingently Convertible Financial Instruments” (“FSP FAS 129-1”). FSP FAS 129-1 provides guidance on disclosures of contingently convertible financial instruments, including those containing contingent conversion requirements that have not been met and are not otherwise required to be included in the calculation of diluted earnings per share. The statement was effective immediately, and applies to all existing and newly created securities. The adoption of this statement did not have a material effect on VimpelCom’s results of operations or financial condition.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

In November 2004, the EITF issued EITF No. 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations. EITF 03-13 assists in the development of a model for evaluating (a) which cash flows are to be considered in determining whether cash flows have been or will be eliminated and (b) what types of continuing involvement constitute significant continuing involvement when determining whether the disposal or sale of a component of a business is to be accounted for as discontinued operations. The adoption of the provisions of EITF No. 03-13 is not expected to have a material effect on VimpelCom’s results of operations or its financial position.

On December 16, 2004, FASB issued Statement No. 123 (revised 2004), “Share Based Payment” (“SFAS No. 123R”), which is a revision of SFAS No. 123. Statement No. 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees and amends Statement No. 95, “Statement of Cash Flows”. Under SFAS No. 123R, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. SFAS No. 123R is effective in the first interim or annual reporting period beginning after June 15, 2005.

SFAS No. 123R provides two alternatives for adoption: (1) a “modified prospective” method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as for the unvested portion of awards outstanding as of the effective date and (2) a “modified retrospective” method which follows the approach in the “modified prospective” method, but also permits entities to restate prior periods to reflect compensation cost calculated under SFAS No. 123 for pro forma amounts disclosure. The company plans to adopt SFAS No. 123R using the modified prospective method. The adoption of SFAS No. 123R is expected to have an impact on our results of operations. On March 30, 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment,” (“SAB 107”), which expresses the views of the SEC staff regarding the application of SFAS No. 123R. The impact of adopting SFAS No. 123R and SAB 107 cannot be accurately estimated at this time, as it will depend on the amount of share based awards granted in future periods. However, had we adopted SFAS No. 123R and SAB 107 in a prior period, the impact would approximate the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 3 to the Consolidated Financial Statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”. SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB No. 29”), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This provisions of SFAS No. 153 are effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date SFAS No. 153 was issued. The adoption of the provisions of SFAS No. 153 are not expected to have a material impact on the VimpelCom’s results of operations or financial position.

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation. Unamortized debt issue costs were included in other assets. Goodwill was presented separately from other intangible assets. Costs of sim-cards sold were reclassified from cost of telephones and accessories sold to service costs and from sales of telephones and accessories to service revenues.

4. Changes in Estimates

At the beginning of 2002, VimpelCom changed the estimated remaining useful life of DAMPS telecommunications equipment from 6.5 to 4 years. The change decreased net income for the year ended December

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

31, 2002 by approximately US$3,152 (equivalent to US$0.08 per share of common stock – basic and US$0.07 per share of common stock – diluted). The change occurred due to VimpelCom’s continuing evaluation of its use of various technologies combined with management’s decision not to develop the DAMPS network beyond the revised estimated remaining useful life.

At the beginning of the second quarter 2002, VimpelCom changed the estimated remaining useful life of NAMPS telecommunications equipment from 4.25 to 1.75 years. The change decreased net income for the year ended December 31, 2002 by approximately US$1,752 equivalent to US$0.05 per share of common stock – basic and US$0.04 per share of common stock – diluted. The change occurred due to VimpelCom’s continuing evaluation of its use of various technologies combined with management’s decision not to develop the NAMPS network beyond the revised estimated remaining useful life.

At the beginning of the third quarter 2002, VimpelCom changed the estimated remaining useful life of certain items of telecommunications equipment from 5 to 0.5 years. The change decreased net income for the year ended December 31, 2002 by approximately US$2,239 (equivalent to US$0.06 per share of common stock – basic and US$0.05 per share of common stock – diluted). At the beginning of the fourth quarter 2002, VimpelCom changed the estimated remaining useful life of certain items of telecommunications equipment from 5 to 0.25 years. The change decreased net income for the year ended December 31, 2002 by approximately US$1,857 (equivalent to US$0.05 per share of common stock – basic and US$0.04 per share of common stock – diluted). At the beginning of fiscal year 2003, as a result of the ongoing technical inspection of telecommunications equipment, VimpelCom changed the estimated remaining useful life of certain items of telecommunications equipment from 5 to 0.25 years. The change decreased net income for the year ended December 31, 2003 by approximately US$810 (equivalent to US$0.02 per share of common stock – basic and US$0.02 per share of common stock – diluted).

These above changes reflect comprehensive management analysis of the estimated future usage of this telecommunications equipment. The analyses are performed by the Technical Department and management of the Company on a regular basis (at least quarterly). In each case, the analyses revealed that respective telecommunications equipment would not be used beyond the revised estimated remaining useful life and is expected to generate revenue over the revised estimated remaining useful life.

At the beginning of the third quarter 2003, VimpelCom changed the estimated remaining useful life of DAMPS telecommunications equipment from 2.5 to 1 year. The change decreased net income for the year ended December 31, 2003 by approximately US$4,626 (equivalent to US$0.12 per share of common stock – basic and US$0.10 per share of common stock – diluted). The change occurred due to VimpelCom’s continuing evaluation of its use of various technologies combined with management’s decision not to develop the DAMPS network beyond the revised estimated remaining useful life.

In January 2004, VimpelCom changed the estimated useful life of GSM telecommunications equipment from 9.5 to 7 years. The change decreased net income for the fiscal year ended December 31, 2004 by approximately US$31,469 (equivalent to US$0.76 per share of common stock –basic and US$0.66 per share of common stock – diluted). 5This change occurred due to VimpelCom’s continuing evaluation of its use of various technologies combined with the January 2004 announcements of the plans of the Russian Government to initiate the process of awarding licenses for new mobile communications technologies.

5. Acquisitions

Orensot

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

Extel

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

Vostok-Zapad Telecom

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

The following table summarizes the estimated fair values of the intangible assets acquired of Orensot, Extel and Vostok-Zapad Telecom at the date of acquisition.

Intangible assets subject to amortization (10.9 years weighted-average useful life)
Licenses (11.0 years weighted-average useful life)	$71,157
Other intangible assets (8.5 years weighted-average useful life)	711

$71,868

StavTeleSot

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

Cash and cash equivalents	$658
Other current assets	6,260
Property and equipment, net	29,620
Telecommunications licenses and allocation of frequencies, net (4.2 years weighted-average remaining useful life)	26,780
Other intangible assets, net (4.2 years weighted-average remaining useful life)	209
Other assets	219
Current liabilities	(15,103)
Long-term liabilities	(2,625)
Deferred income taxes	(4,900)

Fair value of net assets acquired	41,118
Minority’s share in net assets	(2,317)

Total investment	$38,801

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

DTI

In June 2004, VimpelCom acquired 93.52% of common stock of DTI, a cellular operator in the Far East region, for US$74,071. The primary reason for the acquisition was obtaining frequencies allocated to DTI under its mobile telecommunications license. The acquisition was recorded under the purchase method of accounting. The fair value of identifiable net assets acquired amounted to US$57,908. The excess of the acquisition cost over the fair market value of the identifiable net assets of DTI amounted to US$16,163, was recorded as goodwill, assigned to the regions outside of Moscow license area reportable segment, and is subject to annual impairment tests. The results of operations of DTI were included in the accompanying consolidated statement of income from the date of acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, based on the third-party valuation:

As of June 30, 2004
Current assets	$3,461
Property and equipment	22,517
Licenses and allocation of frequencies (7.6 years weighted-average useful life)	38,686
Other intangible assets (6.0 years weighted-average useful life)	18,842
Goodwill	16,163
Other non-current assets	3,149

Total assets acquired	102,818

Current liabilities	(13,438)
Long-term liabilities	(15,309)

Total liabilities assumed	(28,747)

Net assets acquired	$74,071

Bee-Line Samara

On July 13, 2004, VimpelCom increased its share of ownership in Bee-Line-Samara to 100% by acquiring the remaining 49% of Bee-Line Samara common stock, which VimpelCom did not previously own, for US$12,884. The acquisition was recorded under the purchase method of accounting. The fair value of 49% of net assets acquired approximated the cost of acquisition.

KaR-Tel

On September 3, 2004, VimpelCom Finance B.V., a wholly owned subsidiary of VimpelCom, acquired 100% of common stock of KaR-Tel, the second largest cellular operator in Kazakhstan, through the acquisition of 100% of the issued and outstanding shares of Limnotex Developments Limited (“Limnotex”), a company registered and existing under the laws of the Republic of Cyprus. By acquiring Limnotex VimpelCom Finance B.V. also obtained control over the following enterprises: Wenthorp Industries, Ltd (100%) and Irington Developments, Ltd. (100%), the companies registered and existing under the Laws of the Republic of Seychelles. By acquiring KaR-Tel VimpelCom Finance B.V. also obtained control over Closed Joint Stock Company Technical Centre KaR-Tel, a wholly owned subsidiary of KaR-Tel.

The US$351,970 purchase price that VimpelCom Finance B.V. paid in cash is subject to a possible post-closing adjustment based on a post-closing assessment by the parties of the actual level of indebtedness and cash in KaR-Tel at the date of acquisition. The primary reasons for the acquisition were expansion outside of the Russian Federation and obtaining the frequencies allocated to KaR-Tel under its mobile telecommunications license. The

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

acquisition was recorded under the purchase method of accounting. The fair value of net assets acquired comprised US$199,264. The excess of acquisition cost over the fair market value of the consolidated net assets of Limnotex amounted to US$152,706, was recorded as goodwill, assigned to Kazakhstan license area reportable segment, and is subject to annual impairment tests. The consolidated results of operations of Limnotex were included in the accompanying consolidated statement of income from the date of acquisition.

The following table summarizes estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

As of September 3, 2004
Current assets	$11,882
Property and equipment	66,336
Licenses and allocation of frequencies (9.5 years weighted-average useful life)	249,235
Other intangible assets (9.25 years weighted-average useful life)	68,701
Goodwill	152,706
Other non-current assets	1,998

Total assets acquired	550,858

Current liabilities	(82,013)
Long-term liabilities	(116,875)

Total liabilities assumed	(198,888)

Net assets acquired	$351,970

The allocation of net assets acquired as presented above does not include any amounts related to the ultimate resolution of claims disclosed in Note 27 as VimpelCom currently does not believe that any such amounts are both probable and or estimatable within the context of SFAS No. 5.

VimpelCom Finance B.V. believes that the KaR-Tel acquisition resulted in the recognition of goodwill primarily because of its industry position, management strength and potential to serve as a platform for the consolidation of the business segment.

Recognizing the benefits of local expertise when entering a new country, VimpelCom Finance B.V. is currently in discussions with a potential local partner(s) to sell for cash (on the same pricing terms as paid by VimpelCom Finance B.V.) a minority interest of up to 50% minus one share in Limnotex (Note 29).

The following unaudited pro forma combined results of operations for VimpelCom give effect to DTI and KaR-Tel business combination as if they had occurred at the beginning of 2003. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

	Year ended December 31,
	2004	2003
Pro forma total operating revenues	$2,236,717	$1,432,279
Pro forma net income	374,292	242,141

Pro forma basic net income per common share	9.08	6.33

Pro forma diluted net income per common share	7.85	5.39

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

6. Merger between VimpelCom and VimpelCom-Region

On August 28, 2003, VimpelCom’s Board of Directors recommended to its shareholders to approve the merger of VimpelCom and VimpelCom-Region and the related issuance of 10,948,821 new VimpelCom common shares in exchange for the 44.69% stake in VimpelCom-Region that was owned by Eco Telecom and by Telenor. The market value of VimpelCom’s 10,948,821 common stock was calculated in accordance with the relevant provisions of SFAS 141, “Business Combinations, and EITF 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination” and comprised US$794,797. On October 24, 2003, VimpelCom and VimpelCom-Region signed the Merger Agreement. In accordance with the Merger Agreement, VimpelCom issued an additional 10,948,821 shares to Telenor and Eco Telecom. On October 24, 2003, an Extraordinary General Meeting of VimpelCom Shareholders approved the merger of VimpelCom and VimpelCom-Region.

In order to accomplish the Merger certain legal steps were necessary based on Russian law that were finalized in November 2004. On November 26, 2004, VCR merged with and into the Company, when the formal registration of the transaction took place, confirming that VimpelCom-Region ceased its operations as a legal entity through the merger into VimpelCom. As of the date of the merger, November 26, 2004, VimpelCom became the legal successor of VCR.

Before the merger, Telenor owned 25.00% plus 13 shares and 28.98%, and Eco Telecom owned 25.00% plus two shares and 13.05% of the Company’s total voting stock and total common stock, respectively. Following the merger, Telenor owned 26.6% and 29.9%, and Eco Telecom owned 32.9% and 24.5%, of the Company’s total voting stock and total common stock, respectively.

The acquisition of the 44.69% stake in VimpelCom-Region by VimpelCom, which VimpelCom did not previously own, was valued at US$799,355 and recorded under the purchase method of accounting. The fair value of 44.69% of net assets acquired comprised US$618,159. As a result of the transaction property and equipment have increased by US$7,194, licenses and allocation of frequencies – by US$385,819, other intangible assets – by US$76,651 and deferred tax liabilities – by US$116,047. VimpelCom’s stockholders equity increased by US$794,797 for the fair market value of the common stock issued. The excess of acquisition cost over the fair market value of 44.69% of net assets acquired amounted to US$181,196 and was recorded as goodwill, assigned to Regions reportable segment, and is subject to annual impairment test. This acquisition provides VimpelCom with a number of operational efficiency opportunities including: combining certain regional operations with similar Moscow license area operations to reduce costs, technology efficiencies, the elimination of redundant overheads and administrative costs, including various tax expenses. Recognition of the value of these opportunities contributed to a purchase price that exceeded the fair value assigned to the assets and liabilities acquired and resulted in recognition of goodwill. A minority interest liability of US$250,676 relating to VimpelCom-Region was eliminated from the VimpelCom’s consolidated balance sheet.

7. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at December 31:

	2004	2003
Roubles	$161,099	$67,991
US dollars	136,000	62,098
EURO and other currencies	4,662	27,522
KZT	4,096	—

	$305,857	$157,611

8. Other Current Assets

Other current assets consisted of the following at December 31:

	2004	2003
Advances to suppliers	$53,773	$20,720
Forward agreements (Note 9)	8,819	10,135
Taxes	2,388	2,004
Software with a useful life shorter than one year	6,744	7,197
Other	1,591	1,157

	$73,315	$41,213

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

9. Forward Agreements

VimpelCom entered into forward exchange contracts to hedge certain liabilities denominated in foreign currencies. The purpose of VimpelCom’s foreign currency hedging activities is to protect VimpelCom from risk that the eventual dollar cash outflows from payments in euros to vendors of equipment will be adversely affected by changes in the exchange rates. The net gain of US$3,001 related to the change in the fair value of the derivatives was included in net foreign exchange gain in the accompanying consolidated statement of income for the year ended December 31, 2004.

The major forward agreements were:

Forward Agreements with Citibank

On May 14, 2002, VimpelCom entered into a forward agreement with Citibank for purchase of EURO 5,000 thousand on November 15, 2002 for US dollars at a rate of 0.897 EURO/1US$ to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel SEL AG (“Alcatel”). The agreement qualified as a fair value hedge under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. VimpelCom purchased EURO 5,000 thousand on November 15, 2002. The net gain of US$542 related to the change in the fair value of the derivative from May 14, 2002 to November 15, 2002 was included in net foreign exchange gain in the accompanying consolidated statement of income for the year ended December 31, 2002.

On August 26, 2002, KBI entered into a forward agreement with Citibank for purchase of EURO 89,912 thousand for US dollars at a rate of 0.9599 EURO/1US$ in several installments during the period from January 2003 to January 2006 to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel. The agreement qualified as a fair value hedge under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The derivative was recorded at fair value of US$6,996 and US$14,018 as of December 31, 2004 and 2003, and included in other current assets in the amount of US$6,857 and US$9,315, respectively, and in other assets in the amount of US$139 and US$4,703, respectively, in the accompanying consolidated balance sheets (Notes 8, 14). The net gain of US$2,666, US$13,543 and US$6,222 related to the change in the fair value of the derivative was included in net foreign exchange gain in the accompanying consolidated statements of income for the years ended December 31, 2004, 2003 and 2002, respectively.

Forward Agreements with Standard Bank

In June 2003, VimpelCom-Region entered into a forward agreement with Standard Bank for the purchase of EURO 2,893 thousand for US dollars at a rate of 1.1461 US$/1EURO in several installments during the period from August 2003 to June 2005, EURO 2,722 thousand for US dollars at a rate of 1.1455 US$/1EURO in several installments during the period from August 2003 to September 2005, and EURO 11,700 thousand for US dollars at a rate of 1.1660 US$/1EURO in November 2003 to hedge foreign currency risk associated with the liability under equipment financing agreements between VimpelCom-Region and Alcatel, and between VimpelCom-Region and LLC Technoserve A/S (“Technoserve”). In November 2003, VimpelCom-Region entered into a forward agreement with Standard Bank for the purchase of EURO 12,331 thousand for US dollars at a rate of 1.1526 US$/1EURO in

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

several installments during the period from December 2003 to December 2005 to hedge foreign currency risk associated with the liability under equipment financing agreements between VimpelCom-Region and Alcatel, and between VimpelCom-Region and Technoserve. These agreements qualified as a fair value hedge under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The derivatives were recorded at fair value of US$717 and US$1,456 as of December 31, 2004 and December 31, 2003, respectively, and included in other current assets in the amount of US$717 and US$820, respectively and in other assets in the amount of US$0 and US$636, respectively. The net loss of US$884 and net gain of US$1,507 related to the change in the fair value of the derivatives were included in net foreign exchange gain in the accompanying consolidated statement of income for the year ended December 31, 2004 and December 31, 2003, respectively.

On June 30, 2004, KBI entered into a forward agreement with Standard Bank for purchase of EURO 7,339 thousand for US dollars at a rate of 1.2079 US$/1EURO in four installments during the period from November 24, 2004 to May 24, 2006, to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel SEL AG. The agreement qualified as a fair value hedge under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The derivative was recorded at fair value of US$868 as of December 31, 2004, and included in other current assets and in other assets in the amount of US$585 and US$283, respectively, in the accompanying consolidated balance sheet. The net gain of US$818 related to the change in the fair value of the derivatives was included in net foreign exchange gain in the accompanying consolidated statement of income for the year ended December 31, 2004.

On June 30, 2004, KBI entered into a forward agreement with Standard Bank for purchase of EURO 7,339 thousand for US dollars at a rate of 1.2089 US$/1EURO in four installments during the period from August 25, 2004 to February 24, 2006, to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel SEL AG. The agreement qualified as a fair value hedge under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The derivative was recorded at fair value of US$935 as of December 31, 2004, and included in other current assets and in other assets in the amount of US$660 and US$275, respectively, in the accompanying consolidated balance sheet. The net gain of US$991 related to the change in the fair value of the derivatives was included in net foreign exchange gain in the accompanying consolidated statement of income for the year ended December 31, 2004.

10. Property and Equipment

Property and equipment, at cost, except for impaired assets, consisted of the following at December 31:

	2004	2003
Telecommunications equipment held under capital lease agreements	$16,503	$22,152
Telecommunications equipment	1,390,856	1,021,572
Buildings	61,691	48,170
Office and measuring equipment	150,328	93,915
Vehicles	10,843	6,110
Furniture	6,318	5,128
Other equipment	22,890	4,560

	1,659,429	1,201,607

Accumulated depreciation	(492,961)	(303,008)

Equipment not installed and assets under construction	1,147,937	541,159

	$2,314,405	$1,439,758

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

VimpelCom capitalized interest in the cost of telecommunications equipment in the amount of US$7,362, US$3,136 and US$1,583 in 2004, 2003 and 2002, respectively.

As of December 31, 2004, the balance of equipment not installed and assets under construction included telecommunications equipment which has been installed, but has yet to be placed into operation due to the absence of regulatory compliance certificates. These certificates are subject to statutory registration by local (regional) authorities. Due to reorganization of statutory permission institutes local authorities substantially delay the registration process to be implemented on time. The compliance certificates are expected to be obtained as far as the reorganization of statutory permission system is complete. Refer to Note 27 for a discussion of disputes with the telecommunications regulator (Gossvayznadzor). The balance of equipment not installed and assets under construction also included telecommunications equipment at the warehouse and fiber-optic network under construction.

In April 2001, VimpelCom-Region acquired Cellular Company. Cellular Company had telecommunications equipment held under capital lease agreements. In October 2002, VimpelCom acquired a controlling ownership interest in Bee-Line Samara. Bee-Line Samara had telecommunications equipment held under capital lease agreements. In June 2003, VimpelCom leased DAMPS telecommunications equipment from Open Joint Stock Company “Investelectrosvyaz”, trademark “Corbina”, under the sales-leaseback agreement (Notes 11).

Accumulated depreciation on telecommunications equipment held under capital lease agreements amounted to US$14,606 and US$7,127 at December 31, 2004 and 2003, respectively. Depreciation expense in respect of telecommunications equipment held under capital lease amounted to US$7,479, US$4,162 and US$1,977 for the years ended December 31, 2004, 2003 and 2002, respectively, and was included in depreciation expense in the accompanying consolidated statements of operations.

11. Sale-Leaseback of DAMPS Equipment

In June 2003, VimpelCom signed a set of agreements with OJSC “Investelectrosvyaz” on sale-leaseback of certain DAMPS equipment and subsequent agency relations. The DAMPS equipment was sold and leased back on July 1, 2003. Net book value of the DAMPS equipment sold comprised US$14,606 as of July 1, 2003. The selling price was US$16,500 net of value added tax, payable in two installments. Gain on transaction, representing the excess of the selling price over the net book value of the DAMPS equipment sold, was deferred and amortized in proportion to the amortization of the leased asset. The unamortised balance of the gain of US$1,263 and US$ 1,768 was included in deferred revenue in the consolidated balance sheet as of December 31, 2004 and December 31, 2003, respectively. OJSC ”Investelectrosvyaz” had paid US$19,800 by December 31, 2004. Leased DAMPS equipment under this sale-leaseback agreement was accounted for as capital lease. Under the lease agreement the monthly lease payments comprised US$380.

12. Impairment Charges

On July 13, 2004, VimpelCom increased its share of ownership in Bee-Line-Samara to 100% by acquiring the remaining 49% of Bee-Line Samara common stock, which VimpelCom did not previously own (Note 5). Before the acquisition, VimpelCom conducted a comprehensive internal review of the long-lived assets at Bee-Line Samara, specifically of its telecommunications AMPS/D-AMPS network equipment in Samara region. This impairment review was based on the VimpelCom’s expected usage levels of the AMPS/D-AMPS network subsequent to 100% acquisition.

VimpelCom has recorded an impairment charge in 2004 of US$7,354, related to the aforementioned impairment review and assigned to Regions reportable segment. This charge represents the excess of the carrying amount of assets over their fair value. Fair value of the assets was determined as the present value of estimated future cash flows expected to result from the use of the assets.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

13. Telecommunications Licenses and Allocations of Frequencies, Goodwill and Other Intangible Assets

Telecommunications licenses and allocations of frequencies acquired directly by VimpelCom were initially recorded at cost. Telecommunications licenses and allocations of frequencies acquired in business combinations were initially recorded at their fair value as of the acquisition date.

In 2004 VimpelCom generated goodwill in amounts of US$152,706, US$181,196 and US$16,163 on the acquisitions of shares of KaR-Tel, VCR and DTI (Note 5 and 6).

The total gross carrying value and accumulated amortization of VimpelCom’s intangible assets by major intangible asset class was as follows:

	December 31, 2004		December 31, 2003
	Cost	Accumulated amortization	Cost	Accumulated amortization
Telephone line capacity	$165,498	$(62,696)	$102,107	$(56,087)
Customer list	98,260	(2,668)	—	—
Other intangible assets	28,238	(14,037)	7,845	(4,307)

	$291,996	$(79,401)	$109,952	$(60,394)

Amortization expense for all VimpelCom’s intangible assets for each of the succeeding five years is expected to be as follows:

2005	$209,879
2006	206,865
2007	196,022
2008	127,689
2009	60,490
Thereafter	$169,156

14. Other Assets

Other assets consisted of the following at December 31:

	2004	2003
Software, at cost	$288,468	$126,965
Accumulated depreciation	(63,470)	(29,546)

	224,998	97,419
Prepayments to suppliers for long-lived assets	64,680	34,684
Forward agreements (Note 9)	697	5,339
Investments	14,389	2,498
Unamortized debt issue costs	17,116	4,744
Other assets	5,981	6,406

	$327,861	$151,090

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

15. Bank Loans

Bank loans consisted of the following as of December 31:

	2004	2003
UBS (Luxemburg) S.A.	$750,000	$—
J.P. Morgan AG	250,000	250,000
Sberbank – loan to VimpelCom	196,300	16,700
Svenska	64,721	—
Raiffeisen Bank	40,000	—
Sberbank – loan to VimpelCom-Region	—	70,000
Nordea	14,833	24,899
Kazkommertzbank - loan to KaR-Tel	35,000	—
Other loans	4,456	3,856

	1,355,310	365,455
Less current portion	(115,111)	(35,343)

Total long-term bank loans	$1,240,199	$330,112

On April 26, 2002, the offering of 10.45% Loan Participation Notes (“Notes”) issued by, but without recourse to J.P. Morgan AG, for the sole purpose of funding a US$250,000 loan to VimpelCom was completed. The loan will mature on April 26, 2005. VimpelCom is to pay cash interest on the loan at the rate of 10.45% per annum from April 26, 2002, payable semi-annually on April 26 and October 26 of each year. Such interest payments commenced on October 26, 2002. As of December 31, 2004, interest in amount of US$4,787 was accrued. Gross issuance costs comprised US$6,569 and were included, net of related accumulated amortization of US$5,828, in unamortized debt issue costs in the accompanying consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying consolidated financial statements. Under the loan agreement between VimpelCom and J.P. Morgan AG, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition.

VimpelCom had the ability and intent to refinance the loan to J.P. Morgan AG on a long-term basis through the 2004 and 2005 loans from UBS Luxemburg and included such amounts as long-term liability as of December 31, 2004. VimpelCom believes that this presentation is compliant with the provisions of FASB Statement No. 6 “Classification of Short-Term Obligations Expected to Be Refinanced, an amendment of ARB No. 43, Chapter 3A”

In December 2002, Sberegatelny Bank of the Russian Federation (“Sberbank”) provided a US dollar denominated credit line of US$70,000 to VimpelCom-Region. VimpelCom-Region had the right to draw down the entire amount before April 1, 2003. VimpelCom-Region has made drawings under the credit line in the total amount of US$70,000. The loan will be repaid in twelve installments, on a quarterly basis, commencing November 27, 2004. The interest rate as at the date of signing was 13% per annum and is subject to change by Sberbank. As of December 31, 2004, the interest rate was 8.5% per annum. VimpelCom-Region is the former subsidiary of VimpelCom, which was merged with VimpelCom on November 26, 2004. Pursuant to the merger of VimpelCom-Region into VimpelCom, which occurred on November 26, 2004, VimpelCom became the obligor under the indebtedness of VimpelCom Region (Note 6). As of December 31, 2004, assets pledged as collateral against the loan from Sberbank to VimpelCom included certain items of telecommunications equipment with an approximate carrying amount of US$54,427 and promissory notes issued by VimpelCom to Cellular Company with a nominal amount of 1,536,000 thousand roubles (US$55,351 at exchange rate as of December 31, 2004). As of December 31, 2004, outstanding amount under this credit line comprised US$66,500.

On January 15, 2003, Nordea Bank Sweden AB provided a US dollar denominated credit line of US$35,700 to VimpelCom. In 2003, VimpelCom made three drawings under the credit line in the amount of

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

US$16,497, US$3,433 and US$13,936 on March 2, 2003, April 25, 2003 and December 5, 2003, respectively. On February 20, 2004, VimpelCom made the last drawings under the credit line in the amount of US$1,834. Each of the tranche is to be repaid in six equal installments, on a semi-annual basis, commencing April 27, 2003. The loan bears interest at an annual rate of LIBOR rate plus 0.7%. As of December 31, 2004, assets pledged as collateral against the credit line from Nordea Bank Sweden AB included certain items of telecommunications equipment with an approximate carrying amount of US$33,173.

On April 28, 2000, Sberbank provided a four-year, US dollar denominated, credit line of US$80,000 to VimpelCom. The amount of the credit line was subsequently reduced to US$66,800. VimpelCom had the right to draw down the entire amount before April 28, 2001. VimpelCom has made drawings under the credit line in the total amount of US$66,800. The loan is to be repaid in eight equal installments, on a quarterly basis, commencing July 10, 2002. The interest rate as at the date of signing was 13.25% per annum and is subject to change by Sberbank. As of December 31, 2004, the loan was fully repaid by VimpelCom.

On February 24, 2004, Svenska Handelsbanken AB provided a seven-year, US dollar denominated, credit line of US$69,700 to VimpelCom-Region. VimpelCom-Region has the right to draw down the entire amount before November 10, 2004. The loan is to be repaid in fourteen equal instalments, on a semi-annual basis, commencing not later than November 20, 2004. The loan bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. Under the loan agreement, VimpelCom-Region is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. Pursuant to the merger of VimpelCom-Region into VimpelCom, which occurred on November 26, 2004, VimpelCom became the obligor under the indebtedness of VimpelCom Region (Note 6). As of December 31, 2004, VimpelCom has drawn US$69,700 under this credit line. On February 24, 2004, VimpelCom-Region and Svenska Handelsbanken AB signed a pledge agreement. Under the pledge agreement, certain equipment and related software received under a Supply Contract with Ericsson AB is to be pledged as security for the obligations under the Svenska Handelsbanken AB credit agreement. Pursuant to the merger of VimpelCom-Region into VimpelCom, which occurred on November 26, 2004, VimpelCom became the guarantor under the indebtedness of VimpelCom Region (Note 6). The credit line is also secured by a guarantee from the Swedish Export Credit Guarantee Board “EKN” (“EKN”). In April 2004 VimpelCom-Region paid EKN US$6,845, 9.82% of the total committed amount. This fee was included, net of related accumulated amortization of US$652, in other assets in the accompanying consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying consolidated financial statements. As of December 31, 2004, assets pledged as collateral against the credit line from Svenska Handelsbanken AB included certain items of telecommunications equipment with an approximate carrying amount of US$90,861.

In April 2004, Sberbank provided a five-year, US dollar denominated, secured, non-revolving credit line of US$130,000 to VimpelCom. VimpelCom has the right to draw down the entire amount on or before April 14, 2005. The loan is to be repaid in eight equal installments, on a quarterly basis, commencing February 27, 2007. The interest rate as of December 31, 2004 was 8.5% per annum and is subject to change by Sberbank upon the occurrence of certain events. In May, June, August and October 2004, VimpelCom and VimpelCom-Region signed a series of pledge agreements with Sberbank. As of December 31, 2004, assets pledged as collateral against this credit line included certain items of telecommunications equipment with an approximate carrying amount of US$70,287, and VimpelCom’s and KBI shares in certain of their subsidiaries: 100% of shares of RTI Service-Svyaz”, 98% of shares of Cellular Company, 98.81% of shares of Orensot, 100% of shares of StavTeleSot and 100% of shares of Extel. The carrying amount of net assets of RTI Service-Svyaz, StavTeleSot and Extel was US$8,843, US$70,969 and US$26,004, respectively, in the accompanying consolidated balance sheet as of December 31, 2004. The carrying amount of 98% of net assets of Cellular Company and 98.81% of net assets of Orensot was US$1,976 and US$46,937 in the accompanying consolidated balance sheet as of December 31, 2004. Under the loan agreement between VimpelCom and Sberbank, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. As of the December 31, 2004, VimpelCom has drawn US$129,800 under this credit line.

On June 16, 2004, the offering of 10% Loan Participation Notes (“Notes”) issued by, but without recourse to UBS (Luxembourg) S.A., for the sole purpose of funding a US$250,000 loan to VimpelCom was completed. The loan will mature on June 16, 2009. VimpelCom is to pay cash interest on the loan at the rate of 10% per annum from June 16, 2004, payable semi-annually on June 16 and December 16 of each year. Such interest payments will

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

commence on December 16, 2004. As of December 31, 2004, interest in the amount of US$1,042 was accrued. Gross issuance costs amounted to US$3,775 and were included, net of related accumulated amortization of US$317, in other assets in the accompanying consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying consolidated financial statements.

On July 14, 2004, the offering of 10% Loan Participation Notes (the “Further Notes”) issued by, but without recourse to UBS (Luxemburg) S.A., for the sole purpose of funding a US$200,000 loan to VimpelCom was completed. The issue price amounted to 100.5% of Further Notes face value. Upon the issue, the Further Notes were consolidated and formed a single series with the Notes due on June 16, 2009. As of December 31, 2004, interest in the amount of US$834 was accrued. The gross issuance costs comprised US$1,408 and were included, net of related accumulated amortization of US$120, in other assets in the accompanying consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying consolidated financial statements.

On August 18, 2004, Raiffeisenbank Austria provided an unsecured, US dollar denominated, credit line of US$40,000 to KBI. The loan bears interest at US dollar one-month LIBOR rate plus 3.125%, payable on a monthly basis. The loan is to be repaid no later than August 18, 2005. As of the December 31, 2004, KBI has drawn US$40,000 under this credit line.

On October 22, 2004, the offering of 8,375 % Loan Participation Notes (“Notes”) issued by, but without recourse to UBS (Luxembourg) S.A., for the sole purpose of funding a US$300,000 loan to VimpelCom was completed. The loan will mature on October 22, 2011. VimpelCom is to pay cash interest on the loan at the rate of 8,375% per annum from October 22, 2004, payable semi-annually on October 22 and April 22 of each year. Such interest payments will commence on April 22, 2005. As of December 31, 2004, interest in the amount of US$4,885 was accrued. The gross issuance costs comprised US$4,031 and were included, net of related accumulated amortization of US$96, in other assets in the accompanying consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying consolidated financial statements.

As of December 31, 2004, KaR-Tel had obligations under US dollar denominated credit facility provided by Open Joint Stock Company Kazkommertzbank (“Kazkommertzbank”). The credit facility was opened before KaR-Tel was acquired by VimpelCom Finance B.V. (Note 5). The loan bears interest at 13%. As of December 31, 2004, assets pledged as collateral against this credit facility included certain items of telecommunications equipment with an approximate carrying amount of US$577. The loan collateral also included rights over certain bank accounts of KaR-Tel. The loan is to be repaid on April 8, 2005. As of the December 31, 2004, KaR-Tel has drawn US$35,000 under this loan.

VimpelCom Finance B.V. irrevocably, fully and unconditionally guaranteed KaR-Tel’s payment obligations under the loan from Kazkommertzbank for the total amount of US$35,000. Under the terms of the guarantee VimpelCom Finance B.V. will be liable to Kazkommertzbank if KaR-Tel breaches its obligations under the loan agreement. VimpelCom Finance’s B.V. guarantee is valid until KaR-Tel fulfils all of its payment obligations under the loan.

16. Senior Convertible Notes

On July 28, 2000, the offering of senior convertible notes registered with the SEC raised a total of US$70,320 (net of cost of issuance of US$4,680).

The convertible notes mature on July 28, 2005. Holders of the convertible notes had the right to convert the notes into ADSs at any time after September 28, 2000 at the conversion price of US$9.0104 per ADS, subject to certain adjustments. VimpelCom was to pay cash interest on the convertible notes at the rate of 5.5% per annum from July 28, 2000, payable semi-annually on January 28 and July 28 of each. Such interest payments commenced on January 28, 2001. Unless previously converted or redeemed, VimpelCom was to repay the convertible notes at 135.41% of their principal amount, which represented a yield to maturity of 11% per annum compounded on a semi-annual basis. Amortization of discount on the notes and debt issuance costs was included in interest expense in the accompanying consolidated financial statements.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

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

In the third and fourth quarters 2003, senior convertible notes with the total nominal value of US$74,000 were converted into ADSs at the price of US$27.0312 per ADS (US$108.1248 per share) (Note 19).

In December 2003, senior convertible notes with the total nominal value of US$1,000 plus accrued interest in the amount of US$242 were repaid by VimpelCom. As of December 31, 2003, Vimpelcom had no obligations under senior convertible notes.

17. Rouble Denominated Bonds

On May 20, 2003, VimpelCom-Region issued rouble denominated bonds through VCF, an ultimate subsidiary of VimpelCom-Region, in an aggregate principal amount of 3,000,000 thousand roubles. The bonds are due on May 16, 2006, and bondholders had a put option exercisable between May 7 and May 18, 2004, at 100% of nominal value plus accrued interest. Interest is to be paid semi-annually. The annual interest rate for the first two interest payments is 8.8%. On May 7, 2004, VimpelCom Finance announced that the interest rate for subsequent interest payments would be 9.9%. VimpelCom-Region irrevocably, fully and unconditionally guaranteed VimpelCom Finance’s obligations under rouble denominated bonds.

On May 18, 2004, bondholders exercised put options on bonds with an aggregate principal amount of 2,512,569 thousand roubles. Bonds that were tendered for redemption pursuant to exercise of the put option right were acquired on May 18, 2004, by VimpelCom-Region (with an aggregate principal amount of 1,201,000 thousand roubles) and Raiffeisenbank pursuant to the arrangement between Raiffeisenbank and VimpelCom-Region (with an aggregate principal amount of 1,311,569 thousand roubles).

In May 2004, VimpelCom-Region entered into an arrangement with Raiffeisenbank in connection with the redemption of the Russian rouble-denominated bonds issued by VimpelCom Finance. In accordance with the terms of the arrangement, Raiffeisen Bank acquired the bonds tendered for redemption with an aggregate principal amount of 1,311,569 thousand roubles and VimpelCom-Region undertook an obligation to purchase all of these bonds. Pursuant to this arrangement on May 25, 2004, VimpelCom-Region purchased from Raiffeisenbank bonds with an aggregate principal amount of 533,330 thousand roubles at 100.03% of the principal amount of the bonds plus accrued interest. Also, as part of the arrangement, on August 18, 2004 VimpelCom-Region purchased the remaining bonds held by Raiffeisenbank (with an aggregate principal amount of 1,000,000 thousand roubles) at 100.78% of their principal amount plus accrued interest.

The bonds acquired by VimpelCom-Region in connection with the May 18, 2004, redemption were available for resale in the Russian secondary market in accordance with Russian law and VimpelCom-Region intends to sell all such bonds back into the Russian secondary market. As of December 31, 2004, VimpelCom-Region has sold bonds with a principal amount of 2,733,170 thousand roubles back into the secondary market at 99% to 103.3% of their principal amount. As of the date hereof, all of the bonds acquired by VimpelCom-Region in connection with the May 18, 2004 redemption have been resold in the Russian secondary market.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

As of December 31, 2004, the outstanding aggregate principal amount of bonds comprised 3,000,000 thousand roubles (US$108,113 at exchange rate as of December 31, 2004), which are traded on the secondary market. All such amounts are classified as long-term obligations as they are not repayable until 2006.

VimpelCom irrevocably, fully and unconditionally guaranteed VimpelCom Finance’s obligations under rouble denominated bonds. Under the terms of the guarantee VimpelCom should pay any arrears of VimpelCom Finance under the rouble denominated bonds up to a maximum of 3,000,000 thousand roubles, which equalled the aggregate principal amount of the bonds at issuance. VimpelCom’s guarantee is valid until VimpelCom Finance fulfils all its obligations under rouble denominated bonds.

18. Equipment Financing Obligations

VimpelCom entered into agreements with different vendors for the purchase and installation of mobile telecommunications GSM network equipment. In order to finance the transactions, VimpelCom entered into a deferred payment agreements. The following table provides a summary of VimpelCom’s material outstanding equipment financing indebtedness. Pursuant to the merger of VimpelCom-Region into VimpelCom, which occurred on November 26, 2004, (Note 6) VimpelCom became the obligor under the indebtedness of VimpelCom Region.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

Borrower	Vendor	Interest rate	Outstanding debt as of December 31,				Maturity date	Security
			2004	2003
KBI	Alcatel	Six-month EURIBOR plus 3.5% and Six-month EURIBOR plus 2.9%	$ 37,005 (*) EURO(27,158)	$ EURO	82,700 (66,151	(**) )	Various dates through 2006	Network equipment of $62,827 (*) EURO(46,109)
VimpelCom-Region	Alcatel	Six-month EURIBOR plus 2.9%	—	$ EURO	11,567 ( 9,252	(**) )	Fully paid as of December 31, 2004	—
VimpelCom	Technoserve	10.0%	$1,283		$2,672		Various dates through 2005	None
VimpelCom-Region	Technoserve	8.0%	$10,363		$18,930		Various dates through 2006	None
VimpelCom	LLC General DataCom	Six-month LIBOR plus 2.0%	$2,205		$4,506		Various dates through 2006	None
Kar-Tel	Bank Turan Alem	From six- month EURIBOR plus 4.1% to six-month EURIBOR plus 5.25%	$25,524 (US$13,278 and EURO 8,987)		—		Various dates through 2009	Network equipment $27,071 and cash $3,000
Kar-Tel	ATF Bank	12%	US$10,638 (*) EURO (7,807)		—		August 25, 2005	None
Kar-Tel	Alcatel	Six-month EURIBOR	$ 18,300 (*) EURO (13,455)		—		Various dates through 2007	Network equipment
Other	Various	Various rates	$4,542		$3,568		Various	Various
Total			$109,860		$123,943
Current portion			$71,577		$70 935
Long-term Portion			$38,283		$53,008

(*)	Translated at exchange rate as of December 31, 2004
(**)	Translated at exchange rate as of December 31, 2003

In 2004, 2003, and 2002, interest of US$3,044, US$6,224 and US$7,268, respectively, was accrued under all agreements between KBI and Alcatel. VimpelCom made all payments to Alcatel in respect of principal and accrued interest amounts in accordance with the above-mentioned agreements. VimpelCom irrevocably, fully and unconditionally guaranteed KBI’s obligations under equipment financing agreements with Alcatel for the total amount of EURO 66,150 (US$90,136 at exchange rate as of December 31, 2004).

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

In 2004, 2003 and 2002, interest of US$182, US$1,182 and US$952, respectively, was accrued under all agreements between VimpelCom-Region and Alcatel. VimpelCom-Region made all payments to Alcatel in respect of principal and accrued interest amounts in accordance with the above-mentioned agreements.

Future payments under bank loans, rouble denominated bonds, capital lease obligation and vendor credit facilities are as follows:

2005	$439,539
2006	177,413
2007	109,471
2008	62,422
2009	477,017
Thereafter	315,276

$1,581,138

19. Shareholders’ Equity

In 1996, VimpelCom issued 6,426,600 shares of preferred stock. As of December 31, 2004, all of the shares of preferred stock were owned by Eco Telecom. Each share of preferred stock entitles its holder to one vote, to receive a fixed dividend of .001 rouble per share per year, and to receive a fixed liquidation value of .005 roubles per share in the event of VimpelCom’s liquidation, to the extent there are sufficient funds available. As of December 31, 2004, this liquidation preference amounted to approximately US$3.2 at the official year-end exchange rate. Each share of preferred stock is convertible into one share of common stock at any time after June 30, 2016 at the election of the holder upon payment to VimpelCom of a conversion premium equal to 100% of the market value of one share of common stock at the time of conversion.

Under the agreement dated December 1, 1998, prior to the occurrence of certain transactions, VimpelCom had the right to purchase from Telenor a part of the shares previously issued to Telenor. The number of shares that could be purchased was limited by a condition that Telenor’s share in VimpelCom’s total outstanding voting capital stock should not become less than 25% plus one share after the call option is exercised. In December 2000, VimpelCom purchased 250,000 shares of common stock for US$4,993 from Telenor under its call option to provide for shares to support grants under VimpelCom’s stock option plan (Note 26). These shares were held by VC ESOP N.V., a consolidated subsidiary of VimpelCom, (123,490 shares and 132,882 shares as of December 31, 2004 and 2003) and were treated as treasury shares in the accompanying consolidated financial statements.

As of December 31, 2004 and 2003, 27,752 shares (111,008 ADSs) of VimpelCom’s common stock issued on July 28, 2000 were held by VC Limited, a consolidated affiliate of VimpelCom. These shares were treated as treasury shares in the accompanying consolidated financial statements.

In 2002, VimpelCom sold 47,649 shares of its common stock for US$1,917. The excess of the proceeds over the cost of treasury shares sold in the amount of US$965 was allocated to additional paid-in capital in the accompanying consolidated financial statements.

On November 12, 2002, VimpelCom, Eco Telecom and Telenor each purchased 1,462 newly issued shares of VimpelCom-Region’s common stock for US$58,480. Simultaneously, Eco Telecom sold 231 and 860 shares of VimpelCom-Region’s preferred stock to Telenor and VimpelCom, respectively, at a price of 20 roubles per share. The closing represents the second tranche of equity investments into VimpelCom-Region in accordance with the agreement dated May 30, 2001, as amended.

Capital contributions of Eco Telecom and Telenor in VimpelCom-Region exceeded 35.01% of net assets of VimpelCom-Region after the contributions by US$23,073. The gain on the sale of newly issued stock of a subsidiary was included in additional paid-in capital in the consolidated financial statements of VimpelCom for the year ended December 31, 2002.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

In the third and fourth quarters 2003, VimpelCom used 2,053,174 shares (8,212,696 ADSs) of its treasury stock to meet its conversion obligations for senior convertible notes (Note 16). The excess of the nominal value of senior convertible notes reduced by unamortised debt issue cost over the cost of the treasury shares sold in the amount of US$32,617 was allocated to additional paid-in capital in the accompanying consolidated financial statements as of December 31, 2003.

On August 27, 2003, Eco Telecom purchased 1,463 newly issued shares of VimpelCom-Region’s common stock for US$58,520. Simultaneously, VimpelCom and Telenor sold 128 and 34 shares of VimpelCom-Region’s preferred stock, respectively, to Eco Telecom, at a price of 20 roubles per share. The closing represented the third tranch of equity investments into VimpelCom-Region in accordance with the agreement dated May 30, 2001, as amended.

VimpelCom’s share in net assets of VimpelCom-Region increased by US$4,945 as a result of capital contribution of Eco Telecom made on August 27, 2003. The gain on the sale of newly issued stock of a subsidiary was included in additional paid-in capital in the consolidated financial statements of VimpelCom as of December 31, 2003.

Since the Company listed on the New York Stock Exchange in 1996, VimpelCom’s price per ADS has risen from US$20.50 to over US$100. In order to bring the ADS price more into line with other ADSs, the Company changed the ratio from four ADSs for three common shares to four ADSs for one common share effective November 22, 2004. To implement the ratio change, VimpelCom ADS holders as of record date at the close of business on November 19, 2004 received two additional ADSs for every ADS held. There were no changes to VimpelCom’s underlying common shares. All ADS amounts for all years disclosed in the notes to consolidated financial statements have been adjusted to reflect this new allocation.

On November 26, 2004 VimpelCom issued 7,300,680 and 3,648,141 new shares to Eco Telecom and Telenor, respectively in exchange for 44.69% stake in VimpelCom-Region that was owned by Eco Telecom and by Telenor (Note 6). VimpelCom’s additional paid-in capital was increased by US$794,795 for the difference between nominal value per share and fair market value of the new common stock issued.

Each outstanding share of VimpelCom’s common stock entitles its holder to participate in shareholders meetings, to receive dividends in such amounts as have been validly determined by the board of directors or the shareholders, and in the event of VimpelCom’s liquidation, to receive part of VimpelCom’s assets to the extent there are sufficient funds available.

In accordance with Russian legislation, VimpelCom can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements, not out of amounts previously transferred to reserves. Dividends to shareholders – residents of Russia are subject to a 6% withholding tax. Dividends to other shareholders are subject to a 15% withholding tax, which may be reduced or eliminated by double tax treaties. Transfers to reserves have been insignificant through December 31, 2003. As of December 31, 2004, VimpelCom’s retained earnings distributable under Russian legislation were US$719,934 at the official year-end exchange rate.

As of December 31, 2004, the amount of consolidated retained earnings of VimpelCom represented by undistributed earnings of companies which are accounted for using the equity method was US$2,319.

20. VC Limited

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

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

As of December 31, 2004 and 2003, the assets of VC Limited primarily consisted of shares of VimpelCom’s common stock with the cost of US$768 and US$768, respectively. There were no other material assets and liabilities in the financial statements of VC Limited as of December 31, 2004 and 2003. Expenses of VC Limited for the years ended December 31, 2004, 2003 and 2002 primarily consisted of interest expense on the loan due to VimpelCom B.V. in the amount of US$0, US$3,199 and US$3,159, respectively. VC Limited had no other material revenues or expenses for each of the years 2004, 2003 and 2002.

21. Income Taxes

The Russian Federation and the Republic of Kazakhstan were tax jurisdictions in which VimpelCom’s income was subject to taxation.

Russian tax statutory tax rate is 24%. Kazakhstan statutory income tax rate is 30%.

Income tax expense (benefit) consisted of the following for the years ended December 31:

	2004	2003	2002
Current income taxes	$154,714	$120,209	$58,324
Deferred taxes	286	(14,330)	(9,577)

	$155,000	$105,879	$48,747

A reconciliation between the income tax expense reported in the accompanying consolidated financial statements and income before taxes multiplied by the Russian Federation statutory tax rate of 24% for the years ended December 31 is as follows:

	2004	2003	2002
Income tax expense computed on income before taxes at Russian statutory tax rate	$140,550	$85,990	$41,455
Effect of differing tax rates in different jurisdictions	88	—	—
Effect of non-deductible expenses	29,959	27,421	6,528
Effect of tax benefits from refilling prior year tax declarations	(18,085)	—	—
Effect of deductible temporary differences not recognized as measured by the change in valuation allowance	—	(7,532)	764
Effect of tax claims	2,488	—	—

Income tax expense reported in accompanying consolidated financial statements	$155,000	$105,879	$48,747

The deferred tax balances were calculated by applying the presently enacted statutory tax rate applicable to the period in which the temporary differences between the carrying amounts and tax base of assets and liabilities are expected to reverse. The amounts reported in the accompanying consolidated financial statements at December 31 consisted of the following:

	2004	2003
Deferred tax assets:
Accrued operating and interest expenses	$19,603	$9,249
Deferred revenue	59,017	16,610
Bad debts	—	2,500
Other intangible assets	—	4,559
Loss carry-forwards	—	421

	78,620	33,339
Valuation allowance	(1,680)	—

	76,940	33,339
Deferred tax liabilities:
Revenue accrual	7,701	6,910
Bad debts	8,401	—
Property and equipment	50,309	13,453
Licenses and allocation of frequencies	160,432	17,643
Other intangible assets	61,829	—
Other non-current assets	17,695	986
Accounts payable	10,822	—
Forward agreement	2,083	3,364

	319,272	42,356

Net deferred tax liabilities	242,332	9,017
Add current deferred tax assets	64,706	21,377
Add non-current deferred tax assets	1,714	—
Less current deferred tax liability	(11,785)	(1,451)

Total long-term net deferred tax liability	$296,967	$28,943

In 2004 VimpelCom completed a series of significant acquisitions which resulted in the write-up of the non-current assets at the dates of acquisition (Note 5). These write-ups mainly attributed to the increase in the deferred tax liability on non-current assets in 2004.

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

22. Valuation and Qualifying Accounts

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2004, 2003 and 2002:

Balance as of December 31, 2001	$8,598
Provision for bad debts	25,408
Accounts receivable written off	(21,090)

Balance as of December 31, 2002	12,916
Provision for bad debts	11,074
Accounts receivable written off	(16,032)

Balance as of December 31, 2003	7,958
Provision for bad debts	9,636
Accounts receivable written off	(4,710)

Balance as of December 31, 2004	$12,884

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

The provision for bad debts included in the accompanying consolidated statements of income is net of related value-added taxes of US$1,470, US$1,846 and US$4,235 for the years ended December 31, 2004, 2003 and 2002, respectively.

23. Related Party Transactions

Transactions between VimpelCom and its related parties, except for the transactions described below, consist primarily of services from the related parties and loans to them, which are not material to the financial results of VimpelCom.

Balances due to related parties consisted of the following as of December 31:

	2004	2003
Telenor Russia AS	$2,255	$1,721
Eco Telecom and Alfa-Eco M	4,130	4,200
Alfa-Eco Telecom	—	1,400
Bee-Line Togliatti	—	532
Telenor Mobile Communication AS	—	750
Other	905	—

	$7,290	$8,603

On April 1, 1999, VimpelCom and Telenor Russia AS signed a Service Obligation Agreement (“Telenor Service Obligation Agreement”). Total expense in respect of management fees under the Telenor Service Obligation Agreement included in selling, general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 2004, 2003 and 2002 amounted to US$966, US$1,041 and US$774, respectively. As of December 31, 2004 and 2003, the liability to Telenor Russia AS amounted to US$918 and US$321, respectively.

On October 1, 2003, VimpelCom and Telenor Russia AS signed a General Services Agreement. Total expense in respect of management fees under this General Services Agreement included in selling, general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 2004, 2003 and 2002 amounted to US$3,500, US$1,167 and US$0, respectively. As of December 31, 2004 and 2003, the liability to Telenor Russia AS amounted to US$1,337 and US$1,400 respectively.

On August 28, 2003, VimpelCom and Eco Telecom and Limited Liability Company Alfa-Eco M (“Alfa-Eco M”), a part of the Alfa Group of companies in Russia, signed a Services Agreement. In accordance with the Services Agreement, Eco Telecom and Alfa-Eco M are to provide advising and consulting services to VimpelCom in connection with the upcoming merger between VimpelCom and VimpelCom-Region (Note 6). The total cost in respect of the Services Agreement as of December 31, 2003 amounted to US$3,500 and was included in telecommunications licenses and allocations of frequencies in the accompanying consolidated financial statements. As of December 31, 2004 and 2003, the liability to Eco Telecom and Alfa-Eco M amounted to US$4,130 and US$4,200, respectively.

On October 1, 2003, VimpelCom and Limited Liability Company Alfa-Eco Telecom, a part of the Alfa Group of companies in Russia, signed a General Service Agreement. Total expense in respect of management fees under this General Service Agreement included in selling, general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 2004, 2003 and 2002 amounted to US$2,333, US$1,167 and US$0, respectively. As of December 31, 2004 and 2003, the liability to Alfa-Eco Telecom amounted to US$0 and US$1,400, respectively.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

24. Earnings per Share

Net income per common share for all periods presented has been determined in accordance with SFAS No. 128, “earnings per share”, by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income per share of common stock has been adjusted by a factor of four to determine net income per ADS equivalent as each ADS is equivalent to one-quarter of one share of common stock (note 19).

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,
	2004	2003	2002
	(In thousands, except per share amounts)
Numerator:
Net income	$350,396	$228,809	$126,802

Denominator:
Denominator for basic earnings per share – weighted average shares	41,224	38,241	38,014
Effect of dilutive securities:
Convertible preferred stock	6,426	6,426	6,426
Senior convertible notes	—	2,076	—
Employee stock options	48	27	49

Denominator for diluted earnings per share – assumed conversions	47,698	46,770	44,489

Basic net income per common share	$8.50	$5.98	$3.34

Diluted net income per common share	$7.35	$5.11	$2.85

Senior convertible notes for the years ended December 31, 2002 (2,080,926 notes) were not included in the computation of earnings per share assuming dilution because they would not have a dilutive effect for the periods presented in the accompanying consolidated financial statements.

25. Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, requires companies to provide certain information about their operating segments. In the past periods VimpelCom had two reportable segments: the Moscow license area and the regions outside of the Moscow license area (the “Regions”).

As of September 30, 2004, new reportable segment, the Kazakhstan, was identified due to the acquisition of KaR-Tel (Note 5). The Moscow license area includes the city of Moscow and the Moscow region. The Regions include all other regions of the Russian Federation. The Kazakhstan reportable segment includes the territory of Kazakhstan.

Management decided to organize the enterprise based on geographical areas. Management analyses the reportable segments separately because of different economic environments and stages of development of markets of wireless telecommunications services in different geographical areas, requiring different investment and marketing strategies. The Moscow license area represents a more developed market for VimpelCom’s services compared to the Regions and Kazakhstan.

The Board of Directors and management utilize more than one measurement and multiple views of data to measure segment performance. However, the dominant measurements are consistent with VimpelCom’s consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments primarily based on revenue, operating income, income before income taxes and net

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

income along with cash flows and overall economic returns. Intersegment revenues are eliminated in consolidation. Intersegment revenues may be accounted for at amounts different from sales to unaffiliated companies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, as discussed in Note 3.

Year ended December 31, 2004:

	Moscow License Area	Regions	Kazakhstan	Total
Total operating revenues from external customers	$1,149,496	$952,051	$45,082	$2,146,629
Total intersegment revenues	115,695	90,290	—	205,985
Depreciation and amortization	181,744	147,334	15,659	344,738
Operating income	375,172	296,565	2,061	673,798
Interest income	18,160	2,800	—	20,960
Interest expense	71,047	28,460	2,617	102,124
Income before income taxes and minority interest	309,762	271,269	2,713	583,744
Income tax expense	96,437	57,690	873	155,000
Net income	218,445	215,723	1,839	436,007
Segment assets	3,080,061	2,624,538	602,020	6,306,619
Goodwill	9,801	198,007	160,396	368,204
Expenditures for long-lived assets	$417,687	$1,212,191	$42,707	$1,672,585

Year ended December 31, 2003:

	Moscow License Area	Regions	Total
Total operating revenues from external customers	$918,749	$416,849	$1,335,598
Total intersegment revenues	58,450	42,506	100,956
Depreciation and amortization	122,411	74,433	196,844
Operating income	323,868	93,592	417,460
Interest income	11,611	1,478	13,089
Interest expense	49,274	24,161	73,435
Income before income taxes and minority interest	284,270	75,079	359,349
Income tax expense	88,524	17,355	105,879
Net income	199,338	55,121	254,459
Segment assets	1,711,158	1,007,448	2,718,606
Goodwill	9,801	15	9,816
Expenditures for long-lived assets	$234,578	$538,077	$772,655

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

Year ended December 31, 2002:

	Moscow License Area	Regions	Total
Total operating revenues from external customers	$698,674	$80,970	$779,644
Total intersegment revenues	19,755	7,043	26,798
Depreciation and amortization	87,724	14,936	102,660
Operating income (loss)	237,120	(16,539)	220,581
Interest income	8,110	381	8,491
Interest expense	44,208	4,425	48,633
Income (loss) before income taxes and minority interest	198,402	(25,586)	172,816
Income tax expense (benefit)	48,787	(40)	48,747
Net income (loss)	150,312	(25,936)	124,376
Segment assets	1,407,290	527,873	1,935,163
Goodwill	9,801	15	9,816
Expenditures for long-lived assets	$331,593	$256,230	$587,823

A reconciliation of VimpelCom’s total segment financial information to the corresponding consolidated amounts follows:

Revenues

	2004	2003	2002
Total operating revenues from external customers for reportable segments	$2,146,629	$1,335,598	$779,644
Total intersegment revenues for reportable segments	205,985	100,956	26,798
Elimination of intersegment revenues	(205,985)	(100,956)	(26,798)

Total consolidated operating revenues	$2,146,629	$1,335,598	$779,644

Net income (loss)

	2004	2003	2002
Total net income for reportable segments	$436,007	$254,459	$124,376
Minority interest in net (income) loss of subsidiaries	(80,229)	(23,280)	2,820
Elimination of intersegment net (loss) income	(5,382)	(2,370)	(394)

Net income	$350,396	$228,809	$126,802

Assets

	December 31, 2004	December 31, 2003
Total assets for reportable segments	$6,306,619	$2,718,606
Elimination of intercompany receivables	(1,526,378)	(437,158)

Total consolidated assets	$4,780,241	$2,281,448

Other significant items:

Year ended December 31, 2004

	Segment Totals	Adjustments	Consolidated Totals
Depreciation and amortization	$344,738	$463	$345,201
Operating income	673,798	368	674,166
Interest income	20,960	(15,248)	5,712
Interest expense	102,124	(16,461)	85,663
Income before income taxes and minority interest	583,744	1,881	585,625
Income tax expense	155,000	—	155,000
Expenditures for long-lived assets	$1,672,585	$—	$1,672,585

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

Year ended December 31, 2003

	Segment Totals	Adjustments	Consolidated Totals
Depreciation and amortization	$196,844	$(11)	$196,833
Operating income	417,460	(1,063)	416,397
Interest income	13,089	(4,711)	8,378
Interest expense	73,435	(5,189)	68,246
Income before income taxes and minority interest	359,349	(1,054)	358,295
Income tax expense	105,879	—	105,879
Expenditures for long-lived assets	$772,655	$(2,199)	$770,456

Year ended December 31, 2002

	Segment Totals	Adjustments	Consolidated Totals
Depreciation and amortization	$102,660	$(275)	$102,385
Operating income	220,581	(757)	219,824
Interest income	8,491	(1,322)	7,169
Interest expense	48,633	(2,047)	46,586
Income before income taxes and minority interest	172,816	(87)	172,729
Income tax expense	48,747	—	48,747
Expenditures for long-lived assets	$587,823	$(9,507)	$578,316

26. Stock Based Compensation Plan

VimpelCom’s 2000 Stock Option Plan adopted on December 20, 2000 authorized the grant of options to management personnel for up to 250,000 shares of VimpelCom’s common stock. The following table summarizes the activity for the plan.

	Number of Options
	2004	2003	2002
Options outstanding, beginning of year	98,625	148,375	244,125
Options granted	—	72,500	3,000
Options exercised	(11,875)	(120,750)	(94,250)
Options forfeited	—	(1,500)	(4,500)

Options outstanding, end of year	86,750	98,625	148,375

Options exercisable, end of year	51,750	44,625	138,239

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

No options expired in the years ended December 31, 2004 and 2003. The following table summarizes the weighted-average exercise prices of options for each of the following groups of options:

	Weighted-Average Exercise Prices
	2004		2003		2002
	Per share	Per ADS equivalent	Per share	Per ADS equivalent	Per share	Per ADS equivalent
Options outstanding, beginning of year, with exercise price:
Equals the market price on a grant date	$4.26	$1.07	$—	$—	$—	$—
Exceeds the market price on a grant date	9.28	2.32	23.60	5.90	23.60	5.90
Less than the market price on a grant date	24.86	6.22	—	—	—	—
Options granted:
Equals the market price on a grant date	—	—	12.31	3.08	—	—
Exceeds the market price on a grant date	—	—	—	—	34.70	8.70
Less than the market price on a grant date	—	—	33.82	8.46	—	—
Options exercised:
Equals the market price on a grant date	13.28	3.32	3.92	0.98	—	—
Exceeds the market price on a grant date	16.15	4.04	21.40	5.35	23.60	5.90
Options forfeited
Exceeds the market price on a grant date	—	—	23.60	5.90	23.60	5.90

Options outstanding, end of year:
Equals the market price on a grant date	$3.02	$0.76	$4.26	$1.07	$—	$—
Exceeds the market price on a grant date	7.96	1.99	9.28	2.32	23.80	5.95
Less than the market price on a grant date	28.65	7.16	24.86	6.22	—	—

Options exercisable, end of year:
Equals the market price on a grant date	$5.06	$1.27	$9.40	$2.35	$—	$—
Exceeds the market price on a grant date	13.34	3.33	19.35	4.84	23.60	5.90
Less than the market price on a grant date	16.44	4.11	—	—	—	—

The weighted average grant-date fair value of options granted the years ended December 31, 2004, 2003 and 2002 was:

	2004		2003		2002
	Per share	Per ADS equivalent	Per share	Per ADS equivalent	Per share	Per ADS equivalent
Equals the market price on a grant date	$—	$—	$16.76	$4.19	$—	$—
Exceeds the market price on a grant date	—	—	—	—	20.33	5.08
Less than the market price on a grant date	$—	$—	$45.42	$11.36	$—	$—

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

The options granted vest at varying rates over one to three year periods. If certain events provided for in 2000 Stock Option Plan occur, the vesting period for certain employees is accelerated.

As of December 31, 2004, the weighted average contractual life of outstanding options was two years. VimpelCom can accelerate the expiration date. VimpelCom recognizes compensation costs for awards with graded vesting schedules on a straight-line basis over two to three year periods.

The manner of exercise of stock options required variable accounting for stock-based compensation under APB No. 25 and related Interpretations. The amount of compensation expense in respect of 2000 Stock Option Plan included in the accompanying consolidated statements of operations was US$5,682, US$5,382 and US$4,485 in the year ended December 31, 2004, 2003 and 2002, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because VimpelCom’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. (Note 3)

Pro forma information regarding net income (loss) and net income (loss) per common share is required by SFAS No. 123, and has been determined as if VimpelCom has accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the dates of grant using a Black-Scholes option pricing model with the following weighted-average assumptions. (Note 3)

	2004	2003	2002
Risk-free interest rate	—	1.7%	1.4%
Expected dividends yield	—	0.0%	0.0%
Volatility factor of expected market price of VimpelCom’s common stock	—	94%	100%
Weighted average expected life of the options (years)	—	3.25	2.0

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

On January 1, 2004, a new law on telecommunications came into effect in Russia. The law sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. VimpelCom cannot predict with any certainty how the new law will affect VimpelCom.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

The new law was designed to create a new interconnect and federal telephone line capacity pricing regimes in 2004 that should be more transparent and unified, if fairly implemented. However, as of December 31, 2004, these regimes have not been implemented. The new law also creates a universal service charge calculated as a percentage of revenue which will be introduced from 2005. The new law may increase the regulation of the VimpelCom’s operations and until such time as appropriate regulations consistent with the new law are promulgated, there will be a period of confusion and ambiguity as regulators interpret the legislation.

The taxation system in Russia is evolving as the central government transforms itself from a command to a market oriented economy. There were many Russian Federation tax laws and related regulations introduced in 2004 and previous periods which were not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, Central Bank officials and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management’s best estimate.

As of December 31, 2004, VimpelCom does not believe that any material matters exist relating to the developing markets and evolving fiscal and regulatory environment in Russia, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be misleading.

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

VimpelCom’s ability to generate revenues in Moscow and the Moscow region is dependent upon the operation of the wireless telecommunications networks under its licenses. VimpelCom’s AMPS/D-AMPS license to operate in the Moscow license area expires in November 2007, while the GSM license for the Moscow license area expires in April 2008. Various regional GSM 900/1800 licenses previously held by VimpelCom-Region and currently held by Extel, StavTeleSot, Vostok-Zapad Telecom, DTI and KarTel, expire between August 1, 2006 and August 24, 2013. Article 39 of the new Federal Law on Communications, which became effective on January 1, 2004, defines the circumstances under which a license may be revoked. However, there is no precedent as to the practical application of this new law as it applies to actual license terminations.

VimpelCom is dependent upon a small number of suppliers, principally Alcatel and Ericsson, for purchases of wireless telecommunications equipment. Similarly, there is only a small number of telephone line capacity suppliers in Moscow. In the year ended December 31, 2004, VimpelCom purchases telephone line capacity primarily from two suppliers: Teleross and Digital Telephone Networks.

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

Moscow GSM License

On December 30, 2003, Gossvyaznadzor, an official body responsible for the compliance with the legislation and regulations in telecommunications industry, issued Notices to each of VimpelCom and KBI ordering

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

them to cure alleged violations of several government regulations, the Federal Law on Telecommunications, two provisions of the Civil Code of the Russian Federation (in the case of KBI) and license provisions. Revenues related to this license were US$1,100,705, US$868,958 and US$633,822 in the years ended December 31, 2004, 2003 and 2002, respectively. Also as described in Note 10, the balance of equipment not installed and assets under construction of $1,147,937 as of December 31, 2004 primarily represents telecommunications equipment which has been installed, but has yet to be placed into operation due to the absence of compliance certificates.

The Notices provided specific cure periods for many of the stated violations and required VimpelCom and KBI to notify Gossvyaznadzor of compliance with them. The Notices did not, however, specify the actions that VimpelCom and KBI must take to cure the stated violations. In management’s opinion, with the exception of the stated violation that KBI is disputing and as discussed below, VimpelCom and KBI have implemented measures to comply with the Notices within the stipulated cure periods that have passed to date and have notified Gossvyaznadzor of that fact. Acting in accordance with the Notices, KBI sent to a number of local operators certain amendments to interconnect agreements with such operators. All operators, excluding one, signed amendments, which were suggested by KBI in order to meet the Notices.

On January 22, 2004, Moscow Arbitration Court accepted the claim submitted by KBI on January 14, 2004, to partially invalidate the Notice to KBI, in particular, to invalidate the Clause 5 of the Notice (“Clause 5”). KBI disputed Clause 5, which alleges first that KBI does not have agreements for provision of telecommunications services with the subscribers of its network and thereby violates clause 1, article 779 of the Civil Code of the Russian Federation and second, that the agency agreement between VimpelCom and KBI does not specifically provide that VimpelCom shall sign agreements on provision of GSM cellular radiotelephony services on behalf of KBI and thereby violates clause 1, article 184 of the Civil Code of the Russian Federation. On January 22, 2004, the Moscow Arbitration Court issued a ruling satisfying KBI’s claim for injunctive measures by suspending Clause 5. On March 18, 2004, the Moscow Arbitration Court ruled in favour of KBI and invalidated the relevant provision of the December 30, 2003 Notice. In late April 2004, VimpelCom had been informed that Gossvyaznadzor filed an appeal and the Appellate Panel of the Moscow Arbitration Court issued a decision on June 1, 2004, confirming the lower court’s ruling in favor of KBI. On July 22, 2004, Gossvyaznadzor again appealed and on August 27, 2004, the Federal Arbitration Court of the Moscow Region again found in favour of KBI, affirming the lower courts’ decisions of March 18, 2004 and of June 1, 2004, and thus rejected the Gossvyaznadzor motion. The statute of limitations for Moscow Gossvyaznadzor to appeal to the Higher Arbitration Court has expired resulting in the favorable outcome of that litigation.

Telecommunications Licenses, Frequencies and Other Permissions, Previously Held by VimpelCom-Region

Following the merger of VimpelCom-Region into VimpelCom and in accordance with the Federal Law “On Communications”, VimpelCom promptly filed applications with the Service for the re-issuance of VimpelCom-Region’s licenses to VimpelCom. On December 28, 2004, VimpelCom received a letter from the Service stating that, although VimpelCom had complied with the relevant requirements of the Federal Law “On Communications”, the Service was not in a position to re-issue the licenses previously held by VimpelCom-Region to VimpelCom until the Russian Government adopted regulations establishing the types of telecommunications activities for which a license is required and the material terms and conditions associated with such license as contemplated by the Federal Law “On Communications”. The letter further stated that VimpelCom, as the legal successor to VimpelCom-Region, could assume the obligations of VimpelCom-Region to provide wireless services under the licenses previously held by VimpelCom-Region prior to their re-issuance to VimpelCom. Furthermore, although the letter did not specifically include the frequencies and permissions related to the licenses previously held by VimpelCom-Region, VimpelCom has assumed the obligations of VimpelCom-Region with respect to those frequencies and permissions since they are directly related to the licenses and the ability of VimpelCom to provide wireless services under the licenses previously held by VimpelCom-Region.

Upon receipt of the letter on December 28, 2004, VimpelCom immediately re-filed its applications with the Service for the re-issuance of the licenses to VimpelCom and on January 27, 2005, the Service returned copies of its applications to VimpelCom. In its letter of January 27, 2005, the Service suggested that in order to complete the re-issuance process in connection with the merger, VimpelCom should apply for the re-issuance of the licenses after the Russian Government approves the regulations establishing the types of telecommunications activities for which a license is required and the related terms and conditions of such licensed activities. On February 11, 2005, the

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

Russian Government adopted the required regulation setting forth the types of telecommunications activities and related terms and conditions and on February 28, 2005, VimpelCom re-submitted its applications to the Service. On March 30, 2005, in accordance with Article 35 of the Federal Law “On Communications”, the Service decided to re-issue to VimpelCom an operating mobile communications license, referring specifically to each of the licenses previously held VimpelCom-Region.

Revenues related to these licenses were US$883,968, US$371,163 and US$59,549 during the years ended December 31, 2004, 2003 and 2002, respectively. Despite the letters received from the Service, there can also be no assurance that the licenses will be re-issued to VimpelCom in a timely manner or on the same terms and conditions as the existing licenses or at all, or that VimpelCom’s right to continue to provide service to subscribers in VimpelCom-Region’s licensed areas prior to the re-issuance of the licenses will not be challenged or revoked or that others will not assert that VimpelCom-Region’s licenses have ceased to be effective. There is also a risk that not all of the related frequencies and permissions previously held by VimpelCom-Region will be re-issued to VimpelCom in a timely manner, on the same terms as the existing frequencies and permissions or at all.

Management cannot make an estimate of the effect of the ultimate resolution of the matters described above on VimpelCom’s consolidated financial statements.

Tax Claims

On November 26, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions of the tax review of VimpelCom’s 2001 tax filing. The act stated that VimpelCom owed an additional 2,525,012 thousand roubles (US$90,991 at exchange rate as of December 31, 2004) in various taxes plus 1,887,059 thousand roubles (US$68,002 at exchange rate as of December 31, 2004) in fines and penalties. On December 30, 2004, VimpelCom received the final decision of the tax review of VimpelCom’s 2001 tax filing by the tax inspectorate, stating that VimpelCom owed only an additional of 284,936 thousand roubles (US$10,268 at exchange rate as of December 31, 2004) in tax plus 205,026 thousand roubles (US$7,388 at exchange rate as of December 31, 2004) in fines and penalties. In accordance with the final decision, during the fourth quarter of 2004, VimpelCom recorded US$7,388, US$3,758 and US$365 of additional fines and penalties, various taxes and additional income tax, respectively, and US$6,145 of VAT payable, which could be further offset with input VAT. On March 21, 2005, VimpelCom sent an administrative complaint to the highest tax authority challenging the total amount owed of additional taxes in the final decision for 2001 from the tax inspectorate. Management is currently unable to estimate the outcome of this complaint.

On December 28, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions of the tax review of VimpelCom’s 2002 tax filings. The act stated that VimpelCom owed an additional 408,534 thousand roubles (US$14,722 at exchange rate as of December 31, 2004) in tax plus 172,065 thousand roubles (US$6,201 at exchange rate as of December 31, 2004) in fines and penalties. On February 15, 2005, VimpelCom received the final decision of the tax review of VimpelCom’s 2002 tax filing by the tax inspectorate, stating that VimpelCom owed only an additional of 344,880 thousand roubles (US$12,428 at exchange rate as of December 31, 2004) in tax plus 129,107 thousand roubles (US$4,653 at exchange rate as of December 31, 2004) in fines and penalties. In accordance with the recently received final decision, during the fourth quarter of 2004, VimpelCom recorded US$4,653, US$1,350 and US$2,023 of additional fines and penalties, various taxes and additional income tax, respectively, and US$9,055 of VAT payable, which could be further offset with input VAT. On March 30, 2005, VimpelCom filed a court claim to dispute the decision of the tax authorities with respect to 2002 tax audit. Management is currently unable to estimate the outcome of this complaint.

Shareholders Claims

On December 10 and 17, 2004, individual purchasers of VimpelCom securities filed lawsuits in the United States District Court for the Southern District of New York against VimpelCom and VimpelCom’s Chief Executive Officer and Chief Financial Officer. In substantially similar complaints, the two plaintiffs allege violations under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder on behalf of themselves and on behalf of all persons or entities who purchased VimpelCom’s securities between March 25, 2004 and December 7, 2004. The principal allegations in the complaints relate to the act with preliminary conclusions of the review of

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

VimpelCom’s 2001 tax filing by the Russian tax inspectorate, which VimpelCom disclosed in a December 8, 2004 press release. On February 8, 2005, the City of Westland Police & Fire Retirement System (“Westland”) filed a motion to consolidate the two pending lawsuits, appoint Westland as lead plaintiff and appoint its counsel as lead counsel. VimpelCom objected to Westland’s request for appointment as lead plaintiff and the court has not yet ruled on the motion. Management is currently unable to estimate the effect that any ultimate resolution of these matters might have on its consolidated financial statements.

KaR-Tel

On January 10, 2005, KaR-Tel received an “order to pay” issued by the Savings Deposit Insurance Fund (the “Fund”), a Turkish state agency, in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.55 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order does not provide any information regarding the nature of or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment is May 6, 2004. On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order. That same day, KaR-Tel also delivered a similar petition to the Ministry of Justice of the Republic of Kazakhstan for forwarding to the Ministry of Justice of the Republic of Turkey. Although VimpelCom believes that the order to pay is without merit and that any attempted enforcement of the order to pay in relevant jurisdictions outside of Turkey is subject to procedural and substantive hurdles, there can be no assurance that KaR-Tel will prevail with respect to the objections filed (either on substantive or procedural grounds), that claims will not be brought by the Fund directly against VimpelCom or its other subsidiaries or that KaR-Tel and/or VimpelCom or its other subsidiaries will not be required to pay amounts owed in connection with the order or on the basis of other claims made by the Fund. The adverse resolution of this matter, and any others that may arise in connection therewith, could have a material adverse effect on VimpelCom’s business, financial condition and results of operations, including an event of default under some or all of VimpelCom’s outstanding indebtedness. This “order to pay” amount is not reflected as a liability in KaR-Tel’s balance sheet as of the date of acquisition, and management is currently unable to estimate the effect that any ultimate resolution of these matters might have on its consolidated financial statements.

The following table sets forth selected highlights for each of the fiscal quarters during the years ended December 31, 2004 and 2003 (US dollars in thousands, except per share data):

	March 31	June 30	September 30	December 31	Year
2004*)
Total operating revenues	$417,697	$490,901	$602,360	—	—
Operating income	135,545	165,084	209,978	—	—
Net income	76,131	90,955	102,185	—	—
Net income per common share - basic	1.90	2.26	2.54	—	—
Net income per common share - diluted	1.63	1.95	2.19	—	—

2004 **)
Total operating revenues	$417,697	$490,901	$602,360	$635,671	$2,146,629
Operating income	133,856	162,150	206,246	171,914	674,166
Net income	75,602	90,036	101,016	83,742	350,396
Net income per common share - basic	1.88	2.24	2.51	1.87	8.50
Net income per common share - diluted	1.62	1.93	2.17	1.63	7.35

2003*)
Total operating revenues	$244,437	$304,440	$378,981	$407,740	$1,335,598
Operating income	68,886	97,277	126,707	135,034	427,904
Net income	41,387	52,647	72,190	67,738	233,962
Net income per common share - basic	1.09	1.38	1.89	1.75	6.12
Net income per common share - diluted	0.93	1.18	1.61	1.48	5.22

2003 (restated, Note 2)
Total operating revenues	$244,437	$304,440	$378,981	$407,740	$1,335,598
Operating income	66,747	94,538	124,034	131,078	416,397
Net income	40,661	51,463	71,056	65,629	228,809
Net income per common share - basic	1.07	1.35	1.86	1.69	5.98
Net income per common share - diluted	0.91	1.16	1.59	1.43	5.11

*)	as previously published
**)	2004 and 2003 quarterly data has also been restated when compared to unaudited quarterly amounts previously published.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

29. Subsequent Events

On February 11, 2005, the offering of 8% Loan Participation Notes (“Notes”) issued by, but without recourse to UBS (Luxembourg) S.A., for the sole purpose of funding a US$300,000 loan to VimpelCom was completed. The loan will mature on February 11, 2010. VimpelCom is to pay cash interest on the loan at the rate of 8% per annum from February 11, 2005, payable semi-annually on February 11 and August 11 of each year. Such interest payments will commence on August 11, 2005.

In accordance with VimpelCom’s previously disclosed plans to involve a partner with local knowledge in KaR-Tel, on February 21, 2005, VimpelCom entered into a share purchase agreement to sell a minority interest of 50.0% minus one share in Limnotex, the parent company of KaR-Tel, to Crowell Investments Limited (“Crowell”), a Cypriot company beneficially owned and controlled by certain shareholders of ATF Bank, for the sale price of US$175,000. The closing of the sale is subject to certain conditions and is expected to occur during the second quarter of 2005. Crowell paid an initial deposit of US$20,000 at the date of signing the share purchase agreement. In addition, VimpelCom has entered into a shareholders agreement with Crowell that, among other things, grants a call option to VimpelCom to reacquire 25.0% minus one share of the parent company of KaR-Tel at any time after the closing of the sale and an additional call option to reacquire up to the final remaining 25.0% share in case of a deadlock at a shareholders meeting, in each case at a price based upon a prescribed formula. There can be no assurance that we will be able to complete this transaction as currently contemplated or at all.

On February 24, 2005 and March 18, 2005, VimpelCom increased its share of ownership in DTI to 99.96% and then to 100%, respectively, by acquiring the remaining 6.45% and 0.04% of DTI common stock, which VimpelCom did not previously own, for US$7,975 and US$45, respectively. The acquisition was recorded under the purchase method of accounting.

On February 28, 2005, VimpelCom signed a US$425,000 syndicated loan agreement. The transaction was underwritten by Citibank, N.A. (Citigroup) and Standard Bank London Ltd (Standard Bank), who were also acting as mandated lead arrangers and bookrunners for the financing. The facility is a three-year unsecured loan, with quarterly principal payments beginning one year after the execution date, and bears interest at LIBOR plus 2.5% per annum. The facility is available for drawing for six months following the signing date.