Form 20-F
period 2006-12-31
OPEN JOINT STOCK CO VIMPEL COMMUNICATIONS
filed 2007-05-11
CIK 1023977

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2006

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

10 Ulitsa 8 Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, or ADSs, each representing one-quarter of one share of common stock	New York Stock Exchange
Common stock, 0.005 Russian rubles nominal value	New York Stock Exchange*

*	Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

51,281,022 shares of common stock, 0.005 Russian rubles nominal value.

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

EXPLANATORY NOTE

This Annual Report on Form 20-F describes matters that relate generally to Open Joint Stock Company “Vimpel-Communications,” also referred to as VimpelCom or our company, an open joint stock company organized under the laws of the Russian Federation, and its consolidated subsidiaries. Thus, we use terms such as “we,” “us,” “our” and similar plural pronouns when describing the matters that relate generally to VimpelCom’s consolidated group.

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

•	References to “3G” technologies are to third generation wireless technologies.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains “forward-looking statements,” as this phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are not historical facts and can often be identified by the use of terms like “estimates,” “projects,” “anticipates,” “expects,” “intends,” “believes,” “will,” “may,” “should” or the negative of these terms. All forward-looking statements, including discussions of strategy, plans, objectives, goals and future events or performance, involve risks and uncertainties. Examples of forward-looking statements include:

•	our plans to expand or build networks, including our 3G network;

•

our expectation that the frequencies and other permissions that were previously held by Closed Joint Stock Company “Sotovaya Company,” or Sotovaya Company, Closed Joint Stock Company “StavTeleSot,” or StavTeleSot, Closed Joint Stock Company “Vostok-Zapad Telecom,” or Vostok-Zapad Telecom, Open Joint Stock Company “Orensot,” or Orensot, and Open Joint Stock Company “Dal Telecom International,” or DalTelecom, Closed Joint Stock Company “Extel,” or Extel, and Open Joint Stock Company “Beeline-Samara,” or Beeline-Samara, which we refer to collectively as the Merged Companies, will be re-issued to VimpelCom on the same terms as the existing frequencies and other permissions, or at all, in connection with the mergers of these companies into VimpelCom;

•

our ability to successfully challenge suits, including lawsuits by some of our shareholders, including Telenor’s lawsuits in connection with our acquisition of Closed Joint Stock Company “Ukrainian Radio Systems,” or URS, and tax disputes involving the Russian tax inspectorate;

•

our ability to achieve the expected benefits from our acquisitions of Limited Liability Partnership “KaR-Tel,” or KaR-Tel, URS, Limited Liability Company “Tacom,” or Tacom, Limited Liability Company “Bakrie Uzbekistan Telecom,” or Buztel, Limited Liability Company “Unitel,” or Unitel, Limited Liability Company “Mobitel,” or Mobitel, and Closed Joint Stock Company “Armenia Telephone Company,” or Armentel;

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

While these statements are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward looking statements used in this Annual Report on Form 20-F include:

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

•

risks relating to our company, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity and migration, constraints on our spectrum capacity, availability of line capacity, competitive product and pricing pressures, and the re-issuance of the frequencies and permissions previously held by the Merged Companies;

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

ITEM 2. Offer Statistics and Expected Timetable

Not required.

ITEM 3. Key Information

A. Selected Financial Data

The following selected consolidated statement of financial data and consolidated balance sheet data present a summary of our historical consolidated financial information at December 31, 2006, 2005, 2004, 2003 and 2002 and for the years then ended and are derived from our consolidated financial statements and related notes, which have been audited by Ernst & Young LLC. The selected financial data set forth below should be read in conjunction with our consolidated financial statements and their related notes and the section of this document entitled “Item 5—Operating and Financial Review and Prospects.”

	Years Ended December 31,
	2006		2005		2004		2003		2002
	(In thousands of U.S. dollars, except per share and per ADS amounts)
Operating revenues:
Service revenues and connection fees	US$	4,847,661	US$	3,175,221	US$	2,070,720	US$	1,269,927	US$	728,729
Sales of handsets and accessories		19,265		30,478		38,711		55,765		49,073
Other revenues		2,931		5,419		3,571		3,961		1,842

Total operating revenues		4,869,857		3,211,118		2,113,002		1,329,653		779,644
Less revenue-based taxes		(1,879)		—		—		—		(11,148)

Net operating revenues		4,867,978		3,211,118		2,113,002		1,329,653		768,496
Operating expenses:
Service costs		872,388		514,124		327,403		203,093		121,050
Cost of handsets and accessories sold		18,344		28,294		30,585		36,447		32,101
Selling, general and administrative expenses		1,503,615		1,085,807		720,127		467,655		271,963
Depreciation		874,618		451,152		281,129		162,769		90,172
Amortization		179,846		142,126		64,072		34,064		12,213
Impairment of long-lived assets		—		—		7,354		—		—
Provision for doubtful accounts		21,848		11,583		8,166		9,228		21,173

Total operating expenses		3,470,659		2,233,086		1,438,836		913,256		548,672

Operating income		1,397,319		978,032		674,166		416,397		219,824
Other income and expenses:
Interest income		15,471		8,658		5,712		8,378		7,169
Other income		9,768		18,647		7,412		6,296		3,903
Interest expense		(186,404)		(147,448)		(85,663)		(68,246)		(46,586)
Other expense		(48,612)		(24,500)		(19,565)		(3,251)		(2,142)
Net foreign exchange gain (loss)		24,596		7,041		3,563		(1,279)		(9,439)

Total other income and expenses		(185,181)		(137,602)		(88,541)		(58,102)		(47,095)

Income before income taxes, minority interest and cumulative effect of change in accounting principle		1,212,138		840,430		585,625		358,295		172,729
Income tax expense		390,663		221,901		155,000		105,879		48,747

	Years Ended December 31,
	2006		2005		2004		2003		2002
	(In thousands of U.S. dollars, except per share and per ADS amounts)
Minority interest in net earnings (losses) of subsidiaries, before cumulative effect of change in accounting principle		8,104		3,398		80,229		23,280		(2,820)
Income before cumulative effect of change in accounting principle		813,371		615,131		350,396		229,136		126,802

Cumulative effect of change in accounting principle net of tax of US$120		(1,882)		—		—		(379)		—
Minority interest in cumulative effect of change in accounting principle		—		—		—		52		—

Net income	US$	811,489	US$	615,131	US$	350,396	US$	228,809	US$	126,802

Weighted average common shares outstanding		50,911		51,066		41,224		38,241		38,014
Income before cumulative effect of change in accounting principle per common share	US$	15.98	US$	12.05	US$	8.50	US$	5.99	US$	3.34
Income before cumulative effect of change in accounting principle per ADS equivalent(1)	US$	3.99	US$	3.01	US$	2.13	US$	1.50	US$	0.84
Net income per common share	US$	15.94	US$	12.05	US$	8.50	US$	5.98	US$	3.34
Net income per ADS equivalent(1)	US$	3.98	US$	3.01	US$	2.13	US$	1.50	US$	0.84
Weighted average diluted shares		50,947		51,085		41,272		40,344		38,063
Diluted income before cumulative effect of change in accounting principle per common share(2)	US$	15.97	US$	12.04	US$	8.49	US$	5.67	US$	3.33
Diluted income before cumulative effect of change in accounting principle per ADS equivalent(1)	US$	3.99	US$	3.01	US$	2.12	US$	1.42	US$	0.83
Diluted net income per common share(2)	US$	15.93	US$	12.04	US$	8.49	US$	5.67	US$	3.33
Diluted net income per ADS equivalent(2)	US$	3.98	US$	3.01	US$	2.12	US$	1.42	US$	0.83
Dividends per common share(3)		—		—		—		—		—

(1)	Each ADS is equivalent to one-quarter of one share of common stock. On November 22, 2004, we changed the ratio of our ADSs traded on The New York Stock Exchange from four ADSs for three common shares to four ADSs for one common share. VimpelCom ADS holders as of record at the close of business on November 19, 2004 received two additional ADSs for every ADS held. All share information presented herein reflects the change in the ratio. There were no changes to our underlying common shares.

(2)	Diluted income before cumulative effect of change in accounting principle and diluted net income per common share and ADS equivalent includes dilution for our senior convertible notes and employee stock options for all periods presented.

(3)	On March 28, 2007, our board of directors recommended that our shareholders approve at the next annual general meeting of shareholders on June 29, 2007 annual dividends in the amount of 166.88 Russian rubles per common share (or approximately US$1.60 per ADS) for the 2006 fiscal year, amounting to a total of 8.6 billion Russian rubles (or approximately US$330.5 million), to be payable within 60 days of approval at the shareholders meeting.

	As of December 31,
	2006		2005		2004		2003		2002
	(In thousands of U.S. dollars)
Consolidated balance sheet data:
Cash, cash equivalents and short-term investments	US$	344,494	US$	363,646	US$	305,857	US$	157,611	US$	263,657
Working capital (deficit)		(487,420)		(457,927)		(127,903)		(167,409)		69,582
Property and equipment, net		4,615,675		3,211,112		2,314,405		1,439,758		948,325
Telecommunications licenses and allocations of frequencies, goodwill and other intangible assets, net		1,957,949		1,500,799		1,338,305		163,186		144,115
Total assets		8,436,546		6,307,036		4,780,241		2,281,448		1,683,467
Total debt, including current portion(1)		2,489,432		1,998,166		1,581,138		606,991		650,580
Total liabilities and minority interest		4,493,636		3,566,487		2,623,108		1,293,797		1,026,216
Total shareholders’ equity	US$	3,942,910	US$	2,740,549	US$	2,157,133	US$	987,651	US$	657,251

(1)	Includes bank loans, equipment financing, capital lease obligations for all periods presented and Russian ruble denominated bonds as of December 31, 2005, 2004 and 2003. Subsequent to December 31, 2006, there have been a number of additional changes in certain of our outstanding indebtedness. For information regarding these changes, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equipment Financing.”

Selected Operating Data

The following selected operating data for and as of the years ended December 31, 2006, 2005, 2004, 2003 and 2002 have been derived from internal company sources and from independent sources that we believe to be reliable. The selected operating data set forth below should be read in conjunction with our consolidated financial statements and their related notes and the section of this document entitled “Item 5—Operating and Financial Review and Prospects.” As of December 31, 2006, we did not have any commercial operations in Georgia. Accordingly, operating data for Georgia has not been included in this table.

	As of December 31,
	2006	2005	2004	2003	2002
Selected industry operating data:
Estimated population:(1)
Russia	145,166,700	145,166,700	145,166,700	145,181,900	145,181,900
Kazakhstan	14,953,000	14,938,400	14,938,400	—	—
Ukraine	48,457,000	48,457,000	—	—	—
Tajikistan	6,919,900	6,780,400	—	—	—
Uzbekistan	26,021,300	—	—	—	—
Armenia	3,200,000	—	—	—	—
Estimated mobile subscribers:(2)
Russia	151,920,000	125,760,000	74,350,000	36,230,000	18,005,000
Kazakhstan	7,735,500	5,510,300	2,700,000	—	—
Ukraine	49,219,900	30,205,100	—	—	—
Tajikistan	821,500	275,000	—	—	—
Uzbekistan	2,716,700	—	—	—	—
Armenia	1,184,000	—	—	—	—
Penetration rate:(3)
Russia	104.7%	86.6%	51.2%	25.0%	12.4%
Kazakhstan	51.7%	36.9%	18.1%	—	—
Ukraine	101.6%	62.3%	—	—	—
Tajikistan	11.9%	4.1%	—	—	—
Uzbekistan	10.4%	—	—	—	—
Armenia	37.0%	—	—	—	—
Selected company operating data:
End of period mobile subscribers:
Russia	48,141,200	43,096,700	25,724,600	11,436,900	5,153,100
Kazakhstan	3,826,500	2,050,300	859,000	—	—
Ukraine	1,876,100	256,800	—	—	—
Tajikistan	73,400	26,500	—	—	—
Uzbekistan	766,500	—	—	—	—
Armenia	452,000	—	—	—	—
Total mobile subscribers	55,135,700	45,430,300	26,583,600	11,436,900	5,153,100
Percentage of “active” subscribers(4)	82.7%	83.6%	—	—	—
Market share:(5)
Russia	31.7%	34.3%	34.6%	31.6%	28.6%
Kazakhstan	49.5%	37.2%	31.8%	—	—
Ukraine	3.8%	0.9%	—	—	—
Tajikistan	8.9%	9.6%	—	—	—
Uzbekistan	28.2%	—	—	—	—
Armenia	38.2%	—	—	—	—
Monthly average minutes of use per subscriber (“MOU”)(6)	117.9	101.4	96.5	97.9	N/A
Russia	120.1	103.6	98.0	97.9	N/A
Kazakhstan	56.8	51.3	69.3	—	—
Ukraine	121.8	34.6	—	—	—
Tajikistan	77.4	—	—	—	—
Uzbekistan	279.5	—	—	—	—
Armenia	163.7	—	—	—	—
Monthly average minutes of use per active subscriber (“MOUACT”)(6)	143.4	117.6	—	—	N/A
Russia	145.9	120.4	—	—	N/A
Kazakhstan	70.4	55.3	—	—	—

	As of December 31,
	2006		2005		2004		2003		2002
Ukraine		149.7		36.2		—		—		—
Tajikistan		121.1		—		—		—		—
Uzbekistan		320.5		—		—		—		—
Armenia		162.9		—		—		—		—
Monthly average revenue per subscriber (“ARPU”)(7)	US$	8.0	US$	7.5	US$	10.1	US$	13.6	US$	18.3
Russia	US$	7.9	US$	7.4	US$	10.1	US$	13.6	US$	18.3
Kazakhstan	US$	10.1	US$	10.5	US$	15.7		—		—
Ukraine	US$	4.1	US$	4.1		—		—		—
Tajikistan	US$	4.4		—		—		—		—
Uzbekistan	US$	10.4		—		—		—		—
Armenia	US$	15.7		—		—		—		—
Monthly average revenue per active subscriber (“ARPUACT”)(7)	US$	9.7	US$	8.7		—		—		—
Russia	US$	9.6	US$	8.5		—		—		—
Kazakhstan	US$	12.6	US$	11.3		—		—		—
Ukraine	US$	5.0	US$	4.3		—		—		—
Tajikistan	US$	6.8		—		—		—		—
Uzbekistan	US$	11.9		—		—		—		—
Armenia	US$	15.6		—		—		—		—
Churn rate (for the period ended)(8)		35.1%		30.4%		29.6%		39.3%		30.8%
Russia		35.4%		30.4%		29.3%		39.3%		30.8%
Kazakhstan		32.8%		30.3%		19.0%		—		—
Ukraine		18.6%				—		—		—
Tajikistan		95.1%		—		—		—		—
Uzbekistan		44.9%		—		—		—		—
Armenia		9.1%		—		—		—		—
Number of GSM base stations:
Russia		19,241		15,659		10,659		6,596		3,099
Kazakhstan		1,791		1,126		586
Ukraine		1,653		596		—		—		—
Tajikistan		107		6		—		—		—
Uzbekistan		626		—		—		—		—
Armenia		205		—		—		—		—

(1)	Estimated population statistics for Russia were published by the Federal State Statistics Service, or Goskomstat, of Russia. Estimated population statistics for Kazakhstan were published by the Statistics Agency of Kazakhstan. Estimated population statistics for Ukraine were published by Goskomstat of Ukraine. Estimated population statistics for Tajikistan were provided by the State Committee of Statistics. Estimated population statistics for Uzbekistan and Armenia were provided by our company.

(2)	Estimated subscriber statistics for Russia for all periods presented and for Ukraine as of December 31, 2006 and 2005 were published by AC&M Consulting, a management consulting and research agency specializing in the telecommunications industry in Russia and the CIS. Estimated subscriber statistics for Kazakhstan, Uzbekistan, Tajikistan and Armenia were provided by our company.

(3)	Penetration rate is calculated by dividing the total estimated number of subscribers in each relevant area by the total estimated population in such area as of the end of the relevant period.

(4)	In May 2005, we announced the introduction of an “active subscriber” definition as an additional characteristic of our subscriber base. Pursuant to the new definition, a subscriber is considered “active” if the subscriber’s activity resulted in income to our company during the most recent three months. Such activity includes all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS and MMS and data transmission and receipt sessions, but does not include incoming SMS and MMS sent by our company or abandoned calls. In 2006, we began calculating MOU and ARPU on the basis of subscriber data using the “active subscriber” definition. See footnotes 6 and 7 below.

(5)	Market share of subscribers for each relevant area is calculated by dividing the estimated number of our subscribers in Russia, Kazakhstan, Ukraine, Tajikistan, Uzbekistan and Armenia, respectively, by the total estimated number of subscribers in Russia, Kazakhstan, Ukraine, Tajikistan, Uzbekistan and Armenia, respectively.

(6)

Monthly MOU is calculated for each month of the relevant period by dividing the total number of minutes of usage (including both billable minutes of usage and free minutes of usage) for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month. Beginning with the first quarter of 2004, we decided to introduce a new definition of MOU based on total minutes of usage (including both billable minutes of usage and free minutes of usage) instead of only billable minutes used in the previous definition. The MOU figures presented for the years ended December 31, 2006, 2005 and 2004 in the above table and throughout this document have been calculated under the new definition. MOUACT is MOU calculated on the basis of our active subscribers only.

(7)

Monthly ARPU is a non-U.S. GAAP financial measure. Monthly ARPU is used to measure the average monthly services revenue on a per subscriber basis. Monthly ARPU is calculated for each month in the relevant period as our service revenue generated by subscribers during that month, including roaming and interconnect revenues, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenues, divided by the average number of our subscribers during the month. See “Item 5—Operating and Financial Review and Prospects—Additional Reconciliations of Non-U.S. GAAP Financial Measures (Unaudited)” for calculation of our ARPU and for more information regarding our use of ARPU as a non-U.S. GAAP financial measure. ARPUACT is ARPU calculated on the basis of our active subscribers only.

(8)	We define our churn rate as the total number of subscribers disconnected from our network within a given period expressed as a percentage of the midpoint of subscribers in our network at the beginning and end of that period. Contract subscribers are disconnected if they have not paid their bills for two months and prepaid subscribers are disconnected six months after their services have been blocked. We typically block a prepaid subscriber’s service in two cases: (1) their balance drops to US$0 or below, or (2) an account shows no chargeable activity within six months. Migration of subscribers from our D-AMPS network to our GSM network, as well as migration between prepaid and contract forms of payment, is technically recorded as churn, which contributes to our churn rate even though we do not lose those subscribers. Similarly, a large proportion of prepaid customers who change tariff plans by purchasing a new SIM card with our company are also counted as churn.

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

Two of our beneficial shareholders, Telenor and Eco Telecom Limited, part of the Alfa Group of companies, or the Alfa Group, each beneficially owns enough voting stock to block shareholder decisions that require at least a 75.0% majority vote. Telenor recently reported that it beneficially owned 26.6% of our voting capital stock and Alfa Group recently reported that it beneficially owned 42.4% of our voting capital stock. There is a risk that either of them could use its greater than 25.0% beneficial ownership of our voting stock to block certain shareholder decisions in a manner that may not be in our best interest or in the best interest of our minority shareholders or other security holders. For more information regarding each of Telenor’s and Alfa Group’s beneficial ownership of our shares, see the section of this Annual Report on Form 20-F entitled “Item 7—Major Shareholders and Related Party Transactions.”

Furthermore, each of Telenor and Alfa Group has sufficient votes to elect at least two candidates to our board of directors. Several important decisions of our board may require the approval of at least eight out of nine directors, including: the approval of the business priorities and strategic orientations of our company; acquisitions or sales of shareholdings in other enterprises; approval and amendment of the annual budget and business plan (and approving any agreements beyond the limits of the approved budget and business plan); approval, amendment or termination of internal documents of our company (except those requiring shareholder approval); and appointment, dismissal and early termination of the authority of the general director. Therefore, there is a risk that Telenor’s and Alfa Group’s respective nominees to our board of directors could use their positions to block board decisions requiring an eight out of nine vote of the board in a manner that may not be in our best interest or the best interest of our minority shareholders or other security holders. For more information regarding certain disagreements among our board members in connection with our acquisition, operation and funding of URS, please see the immediately following risk factors.

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

The agreements currently in place among Telenor, Alfa Group and our company include a noncompete provision, but it is limited to Russia and does not extend to the CIS or any other country. In 2003, after receiving a waiver of this non-compete provision from our board (which waiver was approved by our three independent, disinterested directors as such terms are defined under Russian law), Alfa Group acquired a stake in Open Joint Stock Company “MegaFon,” or MegaFon, one of our main competitors. Alfa Group confirmed that following its acquisition of a stake in MegaFon, our company continues to be its primary investment vehicle in the Russian telecommunications industry. However, if Alfa Group’s investment focus shifts in favor of MegaFon, our company may be deprived of the important benefits and resources that it derives from Alfa Group’s current telecommunications investment policy. Additionally, a shift in Alfa Group’s focus in favor of MegaFon may hinder our activities and operations and may prevent our further expansion.

Telenor and/or Alfa Group may have different strategies in pursuing regional development in Russia, the CIS or other regions outside of the CIS than we do, and they may have different strategies from one another. We cannot assure you that we, Telenor and Alfa Group may not wish to pursue different strategies, including in countries where one or both of our strategic shareholders have a presence.

For instance, Telenor Mobile Communications AS, which is a sister company of Telenor East Invest AS, and Storm LLC, a member of the Alfa Group of companies, reportedly own 56.5% and 43.5%, respectively, of Joint Stock Company “Kyivstar GSM,” or Kyivstar, a wireless telecommunications operator in Ukraine. When our company pursued expansion into Ukraine through the acquisition of URS our board failed to approve such expansion or acquisition by the requisite approval of eight out of nine members of the board on several occasions. The three Telenor nominated directors on our board at the time who were also officers of Telenor or its affiliates, referred to herein as the Telenor Nominees, voted against the approval of the proposed acquisition on each occasion, whereas the three Alfa Group nominees on our board at the time who were also officers or directors of Alfa Group entities, referred to herein as the Alfa Group Nominees, voted in favor of the proposed acquisition on each occasion. The acquisition was ultimately approved as an interested party transaction by our shareholders at the extraordinary general shareholders meeting held on September 14, 2005, which we refer to in this Annual Report on Form 20-F as the September 2005 EGM.

Russian law permits shareholders to convene extraordinary general shareholders meetings, or EGMs, under certain circumstances, including if the board of directors of a joint stock company fails to address within five business days a request to convene an EGM by a shareholder holding more than 10.0% of the company’s shares. We believe the URS acquisition qualified as an interested party transaction because one of the Alfa Group Nominees, Pavel Kulikov, also served on the board of one of the sellers of URS. After our board failed to convene an EGM upon a request by Eco Telecom Limited (on behalf of BNY Clearing International Nominees), Eco Telecom Limited (on behalf of BNY Clearing International Nominees) attempted to convene an EGM in August 2005. This EGM did not take place because it did not have a quorum, in part due to the fact that Eco Telecom Limited (on behalf of BNY Clearing International Nominees) did not attend the EGM. Eco Telecom Limited (on behalf of BNY Clearing International Nominees) subsequently rescheduled the EGM for September 2005. The aborted EGM in August and the September 2005 EGM involved a proxy contest between Telenor and Alfa Group. Telenor publicly stated that it was not in favor of the URS acquisition while Alfa Group publicly stated that it was in favor of the URS acquisition. Subsequent to the September 2005 EGM, although not required, our board affirmed as legally valid the decision of the September 2005 EGM by a simple majority but failed to approve by a simple majority a proposed resolution specifically instructing management to enter into the URS acquisition and a proposed resolution instructing management not to enter into the URS acquisition without the approval of eight out of nine members of the board.

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

To date, the Telenor Nominees continue to question the legality of the URS acquisition and have disagreed with us as to the requisite number of votes of our board members needed to approve certain funding of and other transactions by URS. Furthermore, our board has been unable to approve budgets for 2006 and 2007 for our company primarily due to the continuing disagreement regarding the budget for URS. Under our charter, approval of the budget requires the approval of eight out of nine of our directors. The Telenor Nominees have indicated in correspondence to our company and during the relevant board meetings regarding the 2006 and 2007 budgets that they would not approve the consolidated budgets presented by management because they are opposed to the proposed budget for Ukraine. The Telenor Nominees have indicated that they would approve a budget that did not include Ukraine, but proposals by the Telenor Nominees to approve a budget for each of 2006 and 2007 excluding Ukraine did not receive the requisite approval of eight out of nine of our directors. The Alfa Group Nominees have opposed these proposals at the relevant board meetings and have instead voted to approve a consolidated budget for the entire VimpelCom group. In addition, the proposals for approving a budget excluding Ukraine did not receive the support of the directors who were not affiliated with either Telenor or Alfa Group, whereas the proposals for a consolidated budget, including Ukraine, did receive their support.

Until a budget is approved by the board, our company’s management will continue to operate VimpelCom and its subsidiaries without an approved budget and there can be no assurance that our shareholders (including Telenor) or other parties will not challenge the actions of management with respect to the operations of our company and/or any of its subsidiaries, including any transactions, during the period when there is no board-approved budget. For more information regarding our interpretation of our charter and Russian law in this regard, please see the section of this Annual Report on Form 20-F entitled, “Item 10—Additional Information—B. Memorandum and Articles of Association—Board of Directors.”

Although our board has approved an overall strategy for expansion into the CIS, each acquisition is subject to review on a case-by-case basis by our board, and there can be no assurance that our board will approve other acquisitions in Russia, the CIS or other regions. The directors affiliated with Telenor and Alfa Group, respectively, have the ability to block such decisions to the extent board approval is required for an acquisition. Even if such acquisitions are approved by our board, if shareholder approval is required for the acquisition, either or both of our strategic shareholders may vote against such approval at the relevant shareholders meeting.

In addition to their disagreements relating to our acquisition, operation and funding of URS, according to public reports, Telenor and Alfa Group have been involved in various disputes and litigations regarding their ownership and control over Kyivstar. If and to the extent that our strategic shareholders have different expansion strategies, as is apparently the case in Ukraine, it could lead to a further deterioration in their relationship which could have a material adverse effect on our business and prospects. For instance, on June 8, 2006, Standard & Poor’s Governance Services announced that VimpelCom’s corporate governance score has been lowered from CGS 7.4 to CGS 6.4, citing the ongoing disagreements between Telenor and Alfa Group that led to, among other things, the board’s failure to approve our 2006 budget and its concern that the continuing disagreements threaten to affect our company’s operations and shareholder value.

Our acquisition of URS is being challenged by Telenor and may be challenged by other parties.

Both before and after our acquisition of URS, Telenor and the Telenor Nominees have consistently objected to the acquisition. Among other things, prior to the September 2005 EGM, Telenor in correspondence to our company raised certain issues related to the proposed acquisition, among these, that the purchase price for the proposed acquisition of URS was inflated and that there was a lack of transparency related to Eco Telecom Limited’s role in the negotiations with sellers of URS. In addition, prior to the closing of the URS acquisition, Telenor further stated in correspondence to our company that the September 2005 EGM was not validly convened and that our chief executive officer had no authority to complete the acquisition. Telenor also asserted that the acquisition of URS required the prior approval by not less than 80.0% of the board, that our company’s management should not attempt to complete the acquisition prior to receipt of such board approval and that it would use all rights, powers, privileges and remedies to protect and defend itself in relation to the September 2005 EGM and the proposed acquisition of URS. In December 2005, following the URS acquisition, Telenor publicly disclosed a letter that had been sent by the Telenor Nominees to our board chairman on December 12, 2005. In this letter, the Telenor Nominees questioned, among other things, (i) the legality of our management’s decision to complete the URS acquisition, (ii) the legality of the URS acquisition, and (iii) the adequacy of VimpelCom’s disclosure about the URS transaction and VimpelCom’s plans for URS. In late January 2006, Telenor filed three lawsuits in Moscow that, among other things, challenge the validity of the September 2005 EGM and seek to unwind the acquisition of URS. To date, we have prevailed in each stage of the court proceedings in each of the three lawsuits and in fact one of the lawsuits is no longer subject to further appeal by Telenor. The remaining two lawsuits are subject to further appeal by Telenor. In one of the two remaining cases that are subject to further appeal - the lawsuit challenging the validity of the September 2005 EGM - Telenor has requested that the Supreme Arbitration Court of Russia consider their appeal. In this case, we have been informed that the Review Panel of the Supreme Arbitration Court has decided to transfer the lower courts’ decisions to be reviewed by the Presidium of the Supreme Arbitration Court because certain aspects of the lower court rulings were based on, what the Review Panel apparently believes to be, incorrect interpretations of Russian law. The interpretations of Russian law of the Review Panel are not binding on the Presidium of the Supreme Arbitration Court. The hearing of the Presidium of the Supreme Arbitration Court has been set for June 5, 2007. For more information about our company’s acquisition of URS and the litigation with Telenor, please see the immediately preceding and following risk factors and the sections of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings” and “Item 5—Operating and Financial Review and Prospects—Mergers and Recently Completed Acquisitions.”

We believe that the September 2005 EGM was properly convened and the acquisition of URS was properly consummated in accordance with the September 2005 EGM approval, applicable law and our charter. However, the provisions of Russian law and our charter applicable to the convocation of the September 2005 EGM, the effectiveness of the decision of the September 2005 EGM and our implementation of that decision are subject to possible different interpretations and a Russian court could disagree with our interpretation. There can be no assurance that we will prevail at any stage of the litigation relating to these lawsuits or that other claims by Telenor or other third parties regarding our acquisition, operation or funding of URS, challenging our ownership interest in URS or other matters will not be made. It is also possible that third parties may seek monetary damages from us or challenge our ownership interest in URS in connection with their claims against the parties that sold URS to our company. In early 2006, both URS and three Cyprus entities that we acquired in the URS transaction that now are our subsidiaries and which directly hold shares in URS received inquiries and document requests from local police authorities. Based on the limited information available to us, it appears that these inquiries related to a then ongoing criminal investigation by Ukrainian authorities into a dispute regarding the transfer of interests in URS by former shareholders of URS, which dispute did not involve any acts or failures to act by our company. In May 2007, the three Cyprus entities mentioned above plus a fourth Cyprus entity that we acquired in the URS transaction received another information request from the local police authority which we believe to be related to the same matter. At this stage, we are not sure of the impact, if any, these inquiries and document requests may have on our company. There can also be no assurance that this investigation, our litigation with Telenor or any future claims by Telenor or third parties will not result in the unwinding of the URS acquisition, deprive us of a portion of our ownership interest in URS, or limit or prohibit our operation or funding of URS or result in our having to pay monetary damages. Furthermore, our company may not be able to recover the purchase price that it paid to the sellers of URS, any portion of the funds that our company invested in URS during the period prior to the unwinding of the URS acquisition or any other monetary losses that our company will have incurred in connection with our ownership of URS. In the event that a decision unfavorable to us in any lawsuit filed by Telenor to date or any lawsuit that Telenor or other parties may file in the future becomes binding, it could have a material adverse effect on our company, its business, its expansion strategy and its financial results, including an event of default under our outstanding indebtedness.

The Telenor Nominees have alleged possible conflicts of interest arising from possible business relationships between the Alfa Group Nominees and the sellers of URS.

On April 6, 2006, the Telenor Nominees sent a letter to the chairman of our board. Telenor also filed this letter as an attachment to its Schedule 13D/A filed with the SEC on April 6, 2006. We refer you to Exhibit 15.1 to our Annual Report on Form 20-F for the year ended December 31, 2005 where we attached the full content of the letter.

In this letter, the Telenor Nominees repeated their prior request that an independent investigation be undertaken to investigate and report to the board concerning any conflicts of interest arising from possible business relationships between the Alfa Group Nominees and the sellers of URS. In this letter, the Telenor Nominees presented certain information that they maintain confirms their belief that such investigation is absolutely essential. At the suggestion of one of the Telenor Nominees following our April 7, 2006 board meeting, outside counsel for Telenor was contacted to provide our company with any information that outside counsel or its clients have that would explain, support or would be responsive to certain questions and ambiguities raised by the April 6, 2006 letter. In general, outside counsel for Telenor indicated that it would not provide any new information because it believed that it would be inappropriate to do so in light of the pending proceedings between Telenor and our company and Telenor and Alfa Group as well as for reasons of attorney/client privilege. Thus, despite due demand therefor, up to the date of this Annual Report on Form 20-F, we still have not received any information from any of the Telenor Nominees or their counsel that explains, supports, or is responsive to the questions and ambiguities raised by the April 6, 2006 letter. Alfa Group has previously publicly denied any financial interest in the sellers of URS, and following the statements made by the Telenor Nominees in their April 6, 2006 letter, we requested and received from the Alfa Group Nominees letters confirming that neither they nor to the best of their knowledge and belief after reasonable inquiry any of their related parties or any member of the Alfa Group of companies had any financial interest in the URS sellers or the URS transaction. However, if it is proven that any Alfa Group Nominees or any other member of the Alfa Group or their affiliates had an undisclosed interest in the URS acquisition, it could harm our company’s reputation, lead to further deterioration of the relationship between our two strategic shareholders, result in further shareholder or third party lawsuits, and/or in, certain situations, call into question the adequacy of our corporate approvals, including in connection with the URS acquisition.

The Telenor Nominees have alleged that our prior disclosure with respect to the URS acquisition and other matters has been, and our current disclosure with respect to the URS acquisition and other matters is, inadequate, and the Telenor Nominees voted against approval of this Annual Report on Form 20-F, our Annual Report on Form 20-F for the year ended December 31, 2005, our U.S. GAAP financial statements for 2005 and 2006 and our U.S. GAAP financial statements for each quarter since the first quarter of 2006.

In the April 6, 2006 letter, the Telenor Nominees repeated their prior claims that our disclosure with respect to the URS acquisition was inadequate and their request that we make public various information and documentation previously requested by the Telenor Nominees in their December 12, 2005 letter to the chairman of our board. Telenor attached a copy of this letter to its Schedule 13D/A that it filed with the SEC on December 12, 2005. At the December 14, 2005 meeting of our board, our chief executive officer replied orally to the questions posed by the Telenor Nominees in their December 12, 2005 letter. Among other things, our chief executive officer stated that our company believed that the URS acquisition (including the price paid) was consummated in accordance with the September 2005 EGM approval, applicable law and our charter; stated that management conducted standard legal and accounting due diligence in connection with the URS acquisition and was not aware that any entity connected with the Alfa Group received any proceeds from the acquisition; and stated that our company paid customary fees for its investment banking, legal and accounting advisors in connection with the URS acquisition. In addition, the Telenor Nominees have been informed by the chairman of our board that all directors, including them, have access to all information on the URS transaction in our possession subject to the execution of a confidentiality letter consistent with directors’ duty of confidentiality.

Although our U.S. GAAP financial statements for 2005 and 2006 and our U.S. GAAP financial statements for each quarter since the first quarter of 2006 were approved by the requisite majority of our board, the Telenor Nominees have voted against approval of these financial statements indicating that their vote against approval was due to the lack of a board approved budget, specifically with respect to URS expenditures made during the relevant periods.

In addition, although this Annual Report on Form 20-F and our Annual Report on Form 20-F for the year ended December 31, 2005 were approved by the requisite majority of our board, the Telenor Nominees voted against approval of the reports because not all of their requested disclosures were made. We refer you to Exhibit 15.4 to this Annual Report on Form 20-F and Exhibit 15.2 to our Annual Report on Form 20-F for the year ended December 31, 2005, where we have attached the Telenor Nominees’ requested disclosures. The disclosures contained in these exhibits should not be considered as being made by our company. We believe the comments from the Telenor Nominees should be viewed in light of the fact that Telenor is currently suing our company. We believe that the Telenor Nominees’ requested disclosures are either redundant and already adequately and properly disclosed or are immaterial and not required to be disclosed.

Although we maintain that both our prior disclosures regarding the URS acquisition and our disclosure in the Annual Reports on Form 20-F for the years ended December 31, 2006 and 2005 have been made in compliance with our relevant disclosure obligations to our board and shareholders, there can be no assurance that the adequacy of our disclosure regarding the URS acquisition, the operation and funding of URS, the operation of our company without a board approved budget in 2006 and 2007, the consequences of any challenges thereto, or any other matters will not be successfully challenged by our current or former shareholders or government regulators. Further developments in respect of any or all of the matters discussed in this or the preceding risk factors may ultimately have a material adverse effect on our company, its prospects, its expansion strategy and reputation and result in a default under our existing indebtedness.

A disposition by one or both of our strategic shareholders of their respective stakes in our company or a change in control of our company could harm our business.

Under certain of our debt agreements, an event of default may be deemed to have occurred and/or we may be required to make a prepayment if Telenor reduces its stake in our company to less than 25.0% or certain parties

(generally other than Telenor ASA or its subsidiaries, Alfa Group or its subsidiaries or reputable international telecommunications operators with at least a minimum specified debt rating) take a controlling position in our company. The occurrence of any such event of default or failure to make any required prepayment which leads to an event of default, could trigger cross default/cross acceleration provisions under certain of our other debt agreements, including our loans from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.). In such event, our obligations under one or more of these agreements could become immediately due and payable, which would have a material adverse effect on our business and our shareholders’ equity.

In November 2006 and throughout March 2007, Alfa Group disclosed that it acquired additional ADSs of our company, thereby increasing its voting interest in our company to 42.4%. On March 14, 2007, Alfa Group disclosed that it has pledged 9,349,999 of our common shares, or the Pledged Shares, to an affiliate of Deutsche Bank AG, as security for US$1.5 billion of bonds issued by Eco Telecom Limited, and deposited 15,209,134 of our ADSs, an additional 3,213,783 of our common shares and 6,426,600 of our preferred shares, referred to collectively as the Escrowed Shares, with The Bank of New York, as escrow agent. According to its disclosure, Eco Telecom Limited will be entitled to exercise all voting and other rights attaching to the Escrowed Shares and, unless an early maturity has occurred or an event of default (each as set forth in the agreement governing the Pledged Shares) has occurred and is continuing, the Pledged Shares. In its disclosure regarding the March 2007 acquisitions, Alfa Group reported that it was increasing its ownership of VimpelCom’s common shares to increase its influence over the corporate actions to be taken by VimpelCom, but that Alfa Group may, from time to time, and reserves the right to, change its plans or intentions and take any and all actions that it deems appropriate to maximize the value of its investment in VimpelCom.

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

Five out of our seven GSM licenses in Russia, including our GSM license for the Moscow license area, expire on April 28, 2008. We can give you no assurance that these licenses will be renewed upon expiration. For example, the law “On Communications,” or the Communications Law, states that an application to renew a license may be rejected if, among other things, there are any uncured violations on the date of the renewal application, and we cannot assure you that we will not have any uncured violations when we apply for license renewals. Governmental officials have broad discretion in deciding whether to renew a license, and may not renew our licenses after expiration. Furthermore, if our licenses are renewed, they may contain different terms or additional obligations, including payment obligations, or may cover reduced service areas or a reduced scope of service. If our GSM license for the Moscow license area or our other super-regional licenses in Russia that expire in 2008 are not renewed, we may be required, among other things, to suspend service and our business would be materially adversely affected. Because our licenses are integral to our operations, our inability to extend our existing licenses or obtain a new license on substantially the same terms would have an adverse effect on our financial condition.

We could be subject to claims by the Russian tax inspectorate that could have a material adverse effect on our business.

We have been subject to substantial claims by the Russian tax inspectorate in the past, which have resulted in additional payments, including fines and penalties payable by our company to the tax authorities. Most recently, in July 2006, the tax inspectorate issued a final decision stating that we owe an additional 1,804 million Russian rubles (approximately US$68.5 million at the exchange rate as of December 31, 2006) as tax arrears and fines and penalties for the years 2003 and 2004. Our company does not agree with many of the findings of the tax inspectorate and accordingly filed a lawsuit against the tax inspectorate challenging this decision. In November 2006, the Moscow City Arbitration Court ruled to partially grant our claim of a refund in the amount of 490 million Russian rubles (approximately US$18.6 million at the exchange rate as of December 31, 2006). We appealed this decision, but in February 2007, the Court of Appeals affirmed the decision of the Moscow City Arbitration Court. Both the tax inspectorate and we continue to disagree with the courts’ rulings and have filed appeals with the Federal Arbitration Court of the Moscow District. The hearing in the Federal Arbitration Court of the Moscow District is scheduled for May 25, 2007.

Notwithstanding our objection to the tax inspectorate’s decision, we have offset or paid the taxes and penalties for 2003 and 2004 in the amount claimed by the tax inspectorate. In 2006, we established additional tax reserves to cover the potential future claims by the tax authorities in respect of the 2003 and 2004 contested areas that were already reflected in our 2005 tax returns. For more information regarding prior tax claims and their effects on our financial statements, see the sections of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings—Disputes with the Russian Tax Authorities” and “Item 5—Operating and Financial Review and Prospects” and Note 20 in our consolidated financial statements included elsewhere in this Annual Report on Form 20-F. In addition, for more information concerning tax risks faced by us, see the risk factor entitled “—Risks Related to the Legal and Regulatory Environment in Russia and the CIS—Unpredictable tax systems give rise to significant uncertainties and risks that complicate our tax planning and business decisions.”

There can be no assurance that we will prevail at any stage of our litigation with the tax inspectorate. In addition, there can be no assurance that the tax authorities will not claim on the basis of the same asserted tax principles they have claimed against us for prior tax years or different tax principles that additional taxes are owed by VimpelCom or its subsidiaries for prior or future tax years or that the Ministry of Internal Affairs will not decide to initiate a criminal investigation in connection with claims for prior tax years. The adverse resolution of these or other tax matters that may arise could have a material adverse effect on our business, financial condition and results of operations.

MegaFon, a national telecommunications operator, may receive preferential treatment from the regulatory authorities and benefit from the resources of its shareholders, potentially giving it a substantial competitive advantage over us.

One of our national competitors is MegaFon. MegaFon is the only wireless service provider to hold licenses to provide GSM 900/1800 cellular communications service in all 88 administrative regions of the Russian Federation. In addition, MegaFon has instituted unified intra-network roaming tariffs within its group of companies and may introduce unified tariffs in each of the regions in which it operates. These factors may give MegaFon a competitive advantage over us, restrict our ability to expand into all of the regions of Russia and diminish the competitive advantage we hope to enjoy from our creation of a single, integrated national network. According to independent estimates, MegaFon’s nationwide market share of subscribers was approximately 19.5% as of December 31, 2006.

MegaFon is reportedly owned by Open Joint Stock Company “Telecominvest” (31.3%), Sonera Holding B.V. (26.0%), Limited Liability Company “CT Mobile” (25.1%), Telia International AB (6.37%), Telia International Management AB (1.73%), IPOC International Growth Fund Limited (8.0%) and Limited Liability Company “Contact-C” (1.5%). It has been reported that Open Joint Stock Company “Telecominvest” is, in turn, owned 59.0% by FNH, S.A., which has been linked in the press to IPOC International Growth Fund Limited, 26.0% by TeliaSonera and 15.0% by Open Joint Stock Company “North West Telecom,” a subsidiary of Svyazinvest (which is effectively controlled by the Russian Government). Alfa Group acquired Limited Liability Company “CT Mobile” in 2003 following the approval of our board of directors to the granting of consent by our company to Alfa Group’s acquisition. The consent contemplates that the parties will explore the possibility of a business combination between MegaFon and our company. According to press reports, the acquisition by Alfa Group is being disputed by some of MegaFon’s shareholders. Press reports have noted that in the past MegaFon received preferential treatment in regulatory matters and have pointed to the previous involvement of some government officials in entities related to MegaFon as potential reasons for such treatment. Furthermore, despite the fact that we recently were awarded a nationwide 3G license, previous press reports have noted that our difficulties in obtaining frequencies in the Far East super-region may be similarly related. If MegaFon receives favorable treatment from government officials in the future or if our company is singled out for unfavorable treatment by government officials as a result of disputes between third parties, our business could be adversely affected. For more information concerning the difficulties we have faced in obtaining Far East frequencies, please see the risk factor entitled “—We face uncertainty regarding our frequency allocations and may experience limited spectrum capacity for providing wireless services.”

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

Increased competition and a more diverse subscriber base have resulted in historically lower average monthly service revenues per subscriber, which may have a material adverse effect on our results of operations.

While our subscribers and revenues have grown during the past few years, our average monthly service revenues per subscriber, or ARPU, steadily declined during 2000-2005 and only slightly increased in 2006. Our ARPU declined from US$13.6 in 2003 to US$10.1 in 2004 and to US$7.5 in 2005. We believe that the decline in ARPU during this period was due to an increase in the number of new mass market subscribers as a proportion of the total number of our subscribers as a result of accelerated growth of our subscriber base in the regions of Russia and a gradual reduction in our tariffs. Mass market subscribers typically spend less time on their cell phones and utilize value added services less frequently than more established subscribers and corporate and business subscribers. Although our ARPU increased from US$7.5 in 2005 to US$8.0 in 2006 and we believe that our ARPU will continue to slightly increase in the near future, we cannot assure you that our ARPU will not decline. As subscriber growth rates slow, we are increasingly reliant on revenue growth for our operations to continue to expand and flourish. Our business strategy contemplates such growth and we are expending significant resources to increase our revenues, particularly by marketing new products and value added services to both our existing subscribers and new corporate and business subscribers. If we are unsuccessful in our marketing campaigns, our ARPU may decline, which may materially adversely affect our business and results of operations.

In addition, as the penetration rate in Russia continues to increase and the market matures, wireless service providers, including our company, have been forced in the past to utilize more aggressive marketing schemes to retain existing subscribers and attract new ones. If this were to occur in the future, our company may choose to adopt lower tariffs, offer handset subsidies or increase dealer commissions, any or all of which could materially adversely affect our business and results of operations.

If we are unable to maintain our favorable brand image, we may be unable to attract new subscribers and retain existing subscribers, leading to loss of market share and revenues.

We have expended significant time and resources building our brand image. Our ability to attract new subscribers and retain existing subscribers depends in part on our ability to maintain what we believe to be our favorable brand image. Negative rumors or various claims by Russian or foreign governmental authorities, individual subscribers and third parties against our company could materially adversely affect this brand image. In addition, consumer preferences change and our failure to anticipate, identify or react to these changes by providing attractive services at competitive prices could negatively affect our market share. We cannot assure you that we will continue to maintain a favorable brand image in the future. Any loss of market share resulting from any or all of these factors could negatively affect our results of operations.

If we cannot attract, train, retain and motivate qualified personnel, then we may be unable to successfully manage our business or otherwise compete effectively in the mobile telecommunications industry, which could have a material adverse effect on our business.

To successfully manage our business, we depend in large part upon our ability to attract, train, retain and motivate highly skilled employees and management. There is significant competition for such employees. In the future, it may be increasingly difficult for us to hire qualified personnel. Further, we may lose some of our most talented personnel to our competitors.

Our current Chief Executive Officer, Alexander Izosimov, is under contract with our company until October 2008. Our charter states that the appointment, dismissal or early termination of our Chief Executive Officer requires the approval of at least 80.0% of all our board members. Mr. Izosimov was initially appointed by the requisite 80.0% vote of the board in June 2003 and Mr. Izosimov and our company subsequently signed an employment agreement that was to expire in October 2006. At the end of this term, the board failed to either reappoint or dismiss Mr. Izosimov by an 80.0% vote. In such circumstance, under our interpretation of Russian law, Mr. Izosimov continues his authority as Chief Executive Officer pursuant to his June 2003 appointment until such time as he is either dismissed by the required 80.0% vote of the board or he resigns. Consistent with our interpretation of its authority under our charter, a simple majority of our board did vote to approve a new two-year employment agreement with Mr. Izosimov until October 2008. Certain members of our board, certain of our shareholders or other parties may disagree with and challenge our interpretation of Russian law and our Chief Executive Officer’s authority or actions taken and transactions consummated after October 1, 2006 due to the fact that the continuation of Mr. Izosimov as Chief Executive Officer after October 1, 2006 did not receive the approval of at least 80.0% of our board. Furthermore, the Procedural Regulations of our board provide that the affirmative vote of at least 80.0% of our board is required to confirm our Chief Executive Officer on an annual basis. Although 80.0% of our board failed to so confirm Mr. Izosimov in 2006, our view is that the lack of such annual confirmation under the Procedural Regulations does not have a legal affect on our Chief Executive Officer’s status and authority under Russian law. While we intend to vigorously contest any challenges, there can be no assurance that a Russian court would agree with our interpretation of Russian law. If any challenges against our company or management are successful, including if they were to lead to the possible unwinding of transactions concluded after October 1, 2006, such challenges could have a material adverse effect on our company, its operations and its financial condition.

The public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our subscribers and will require us to make additional capital expenditures.

Due to the growth in fixed and mobile telephone use, long distance and local lines have, from time to time, become overtaxed and caused incoming and outgoing calls to have lower completion rates. Additional investment is required to increase line capacity. In addition, continued growth in local, long-distance and international traffic, including that generated by our subscribers, may require substantial investment in public switched telephone networks. Although the operators of public switched telephone networks are normally responsible for these investments, their weak financial condition may prevent them from making these investments. Since we are financially strong relative to these public network operators, we may be compelled to make investments on their behalf, placing an additional burden on our financial and human resources. Additionally, assuming we do make investments, we may not own the assets resulting from such investments. While we cannot estimate the financial and operating burdens associated with such investments, they may be substantial and may have a material adverse effect on our business and results of operations.

Substantial leverage and debt service obligations may materially adversely affect our cash flow.

We have substantial amounts of outstanding indebtedness. As of December 31, 2006, the aggregate principal on our total outstanding indebtedness was approximately US$2,489.4 million. Our consolidated subsidiaries were the primary or sole obligors on US$339.8 million, or approximately 13.6% of our actual total indebtedness as of December 31, 2006. Furthermore, certain of our subsidiaries are in discussions to obtain additional debt financing, some of which may be secured or guaranteed by VimpelCom. In addition, US$169.3 million of our total outstanding indebtedness was secured by our equipment and securities as of December 31, 2006. For more information regarding our outstanding indebtedness, see the sections of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Equipment Financing.” We currently contemplate that we will need to raise approximately US$800.0 million in debt financing in the Russian and/or international capital markets and/or in bank financing to meet our projected capital expenditures, scheduled debt repayment and possible acquisitions through 2007. The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth over the period, network construction, our acquisition plans and our ability to continue revenue and ARPU growth. In addition, we are currently actively pursuing further opportunities for expansion. For more information on the risks associated with acquisitions, please see the risk factor entitled “—If we invest in or acquire other companies, particularly outside of Russia, we may face certain risks inherent in such transactions.” We cannot, however, give you any assurance of the exact amount that we will invest in acquiring wireless operators or that we will be able to complete any such acquisitions successfully. If we make any further significant acquisitions beyond what is currently contemplated, we will need to increase the amount of additional debt financing over this period above the amount currently projected. If we incur additional indebtedness, the related risks that we now face could increase. Specifically, we may not be able to generate enough cash to pay the principal, interest and other amounts due under our indebtedness.

Our substantial leverage and the limits imposed by our debt obligations could have significant negative consequences, including:

•	limiting our ability to obtain additional financing or to refinance existing indebtedness;

•

requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our cash flow available for other purposes, including dividends, capital expenditures and marketing efforts;

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

Future revenues from our prepaid and contract subscribers, our two primary sources of revenues, are unpredictable. We do not require our prepaid subscribers to enter into service contracts and cannot be certain that they will continue to use our services in the future. We require our contract subscribers to enter into service contracts. However, many of our service contracts can be cancelled by the subscriber with limited advance notice and without significant penalty. Our churn rate, which is the number of subscribers disconnected from our network within a given period expressed as a percentage of the midpoint of the number of subscribers at the beginning and end of that period, fluctuates significantly and is difficult to predict. Our churn rate was 35.1%, 30.4% and 29.6% in 2006, 2005 and 2004, respectively. The loss of a larger number of subscribers than anticipated could result in a loss of a significant amount of expected revenues. Because we incur costs based on our expectations of future revenues, our failure to accurately predict revenues could put our business in jeopardy.

Covenants in our debt agreements restrict our ability to borrow and invest, which could impair our ability to expand or finance our future operations.

The loan agreements and vendor financing agreements under which we borrow funds (as set forth in further detail in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities”) contain a number of different covenants that impose on us certain operating and financial restrictions. These restrictions limit the ability of, and in some cases prohibit, among other things, our company and certain of our subsidiaries from incurring additional indebtedness, creating liens on assets, entering into business combinations or engaging in certain activities with companies within our group. A failure to comply with these restrictions would constitute a default under the relevant loan and vendor financing agreements discussed above and could trigger cross payment default/cross acceleration provisions under some or all of these agreements discussed above. In the event of such a default, the debtor’s obligations under one or more of these agreements could, under certain circumstances, become immediately due and payable, which would have a material adverse effect on our business, our liquidity and our shareholders’ equity.

We anticipate that we will need additional capital and we may not be able to raise it.

We anticipate that we will need additional capital for a variety of reasons, such as:

•

financing our strategy to develop our regional GSM licenses, including possible acquisitions of existing operators or any payments required in connection with new licenses or frequencies granted to us;

•	financing our growth strategy;

•	financing the development of our acquisitions in Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, as well as possible acquisitions of operators and licenses;

•	improving our debt portfolio structure;

•	taking advantage of new business opportunities;

•	financing the implementation of new technologies, including 3G services;

•	refinancing existing indebtedness;

•	responding to unexpected increases in the pace of network development;

•	complying with regulatory requirements or developments; and

•	implementing changes in our business strategy.

We currently contemplate that we will need to raise approximately US$800.0 million in debt financing in the Russian and/or international capital markets and/or in bank financing to meet our projected capital expenditures, scheduled debt repayment and possible acquisitions through 2007. The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU. In addition, we are currently actively pursuing further opportunities for expansion. For more information on the risks associated with acquisitions, please see the risk factor entitled “—If we invest in or acquire other companies, particularly outside of Russia, we may face certain risks inherent in such transactions.” We cannot, however, give you any assurance of the exact amount that we will invest in acquiring wireless operators or that we will be able to complete any such acquisitions successfully. If we make any further significant acquisitions beyond what is currently contemplated, we will need to increase the amount of additional debt financing over this period above the amount currently projected.

Due to a variety of factors, including perceived risks related to our legal and regulatory developments, our subsidiary, KaR-Tel, our acquisition of URS, operational performance, deterioration in the Russian economy or unfavorable conditions in the Russian or international capital markets, we may not be able to raise additional capital on acceptable terms. In addition, a significant rise in interest rates in the United States or the European Union may make it less attractive for us to borrow money within the international capital markets. If we cannot obtain adequate financing on acceptable terms, we may be unable to make desired capital expenditures, take advantage of opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy may be negatively affected. This could cause us to delay or abandon anticipated expenditures or otherwise limit operations, which could materially adversely affect our business.

We may not realize the anticipated benefits from our acquisitions and we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with our acquisitions.

The actual outcome of our recent acquisitions, including, without limitation, our acquisition of URS, and their effect on our company and the results of operations may differ materially from our expectations as a result of the following factors, among others:

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

•	exposure to foreign exchange risks that are difficult or expensive to hedge;

•	their ability to protect their trademarks and intellectual property in each jurisdiction and to register trademarks and other intellectual property used by them in the past;

•	developments in competition within each jurisdiction, including the entry of new competitors or an increase in aggressive competitive measures by our competitors;

•	governmental regulation of the wireless telecommunications industry in each jurisdiction;

•	political economic, social, legal and regulatory developments and uncertainties in each jurisdiction; and

•	claims by third parties challenging our ownership or otherwise.

Claims by the Former Shareholders and/or the Fund or others may prevent us from realizing the expected benefits of our acquisition of KaR-Tel, result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness, and deprive us of the value of our ownership interest.

Prior to our acquisition of KaR-Tel, in November 2003, KaR-Tel redeemed for an aggregate of 450,000 Kazakhstani tenge (or approximately US$3,100 based on the Kazakhstani tenge to U.S. dollar exchange rate as of December 31, 2003) the equity interests of Turkish companies, Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S., owning an aggregate of 60.0% of the equity interests in KaR-Tel, referred to herein as the Former Shareholders, in accordance with an October 30, 2003 decision of the Review Panel of the Supreme Court of Kazakhstan. The decision was based on the finding that the Former Shareholders inflicted material damage on KaR-Tel by causing KaR-Tel to lose a valuable government tax concession and selling KaR-Tel obsolete and over-priced telecommunications equipment. The redemption process was initiated on April 15, 2002 by a repeated extraordinary general meeting of KaR-Tel shareholders reconvened by a shareholder owning 40.0% of the equity interests in KaR-Tel. In late August 2004, prior to our acquisition, we received letters from the Former Shareholders claiming that they continue to own such interests and stating that, without their approval, all KaR-Tel deals are illegal and invalid. The Former Shareholders stated in these letters that subsequent to such redemption, their respective managements were taken over by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies, referred to in this Annual Report on Form 20-F as the Fund. The Former Shareholders indicated in their letters that they were preparing to put their case before the International Center for the Solution of Investment Disputes, or ICSID, an independent organization with links to the World Bank. Based on information disclosed by ICSID, an action by the Former Shareholders against the Republic of Kazakhstan, the subject matter of which is “telecommunications enterprise,” has been pending since August 30, 2005. While we understand that this action does pertain to the Former Shareholders and their former interests in KaR-Tel, neither VimpelCom nor KaR-Tel is a party to this action. We cannot assure you that the Former Shareholders or other parties will not pursue any action against VimpelCom or KaR-Tel in any forum or jurisdiction. If the Former Shareholders or other parties were to prevail in any such action, we could lose ownership of up to 60.0% of our interest in KaR-Tel, be required to reimburse the Former Shareholders for the value of their interests or otherwise suffer monetary and reputational or other damages that cannot currently be quantified.

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

On January 10, 2005, KaR-Tel received an “order to pay” issued by the Fund in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.6 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The order did not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004. On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order. KaR-Tel received the Fund’s response to the petition in June 2006. In its response to KaR-Tel’s petition, the Fund asserts, among other things, that the order to pay was issued in furtherance of its collection of approximately US$5.5 billion in claims against the Uzan group of companies that were affiliated with the Uzan family in connection with the failure of T. Imar Bankasi, T.A.S. The Fund’s response to KaR-Tel’s petition asserts that the Uzan group of companies includes the Former Shareholders and KaR-Tel. KaR-Tel submitted a response to the Fund’s defense in which Kar-Tel denied in material part the factual and legal assertions made by the Fund in support of the order to pay. Our company believes that the order to pay is without merit, in part due to the fact that the Former Shareholders have not owned any interest in KaR-Tel since November 2003, when their interests were redeemed in accordance with a decision of the Review Panel of the Supreme Court of Kazakhstan, and that any attempted enforcement of the order to pay in relevant jurisdictions outside of Turkey is subject to procedural and substantive hurdles. However, there can be no assurance that KaR-Tel will prevail in its petition for the cancellation of the order to pay (either on substantive or procedural grounds), that claims targeting VimpelCom’s ownership of KaR-Tel will not be brought by the Fund directly against VimpelCom or its other subsidiaries or that KaR-Tel and/or VimpelCom or its other subsidiaries will not be required to pay amounts claimed to be owed in connection with the order or on the basis of other claims made by the Fund. The adverse resolution of this matter, and any others that may arise in connection with the order by the Fund or any other claims made by the Fund, could have a material adverse effect on our business, financial condition and results of operations, including an event of default under some or all of our outstanding indebtedness.

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

Our company is actively pursuing a strategy that includes additional expansion. Laws and corporate practices in potential expansion areas vary and generally are not well developed. Companies that we acquire may have engaged in business practices that were not in compliance with local law, international business practices, or our internal policies. It is our intention that upon each acquisition by our company, we will promptly institute internal controls consistent with controls throughout our group to attempt to ensure compliance with all laws, good business practices, and our internal policies. However, there can be no assurance that there will not be any material adverse effect on the acquired company or our company arising from any acts committed prior to the acquisition.

Our wireless licenses may be suspended or revoked, which could materially adversely affect our business.

We are required to meet certain terms and conditions under our licenses, including meeting certain conditions established by the legislation regulating the communications area. These conditions include:

•	commencing service by a certain date;

•	providing telecommunications services only after obtaining permits for operation of equipment and use of frequencies;

•	meeting the requirements set forth in the course of radio frequency band allocation and radio frequency or channel designation;

•	complying with the rules for interconnection of telecommunication networks and interaction thereof;

•	complying with the new Russian plan and system of federal telephone numbering;

•	complying with the requirements relating to communications network construction; and/or

•	complying with the requirements of the normative acts in the communications area.

For more information on our GSM licenses and their related requirements, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—GSM Licenses.”

If we fail to comply with the conditions of our GSM licenses or with the requirements established by the legislation regulating the communications area, or if we do not obtain permits for operation of our equipment or use of frequencies, or if extensions requested are not granted and/or action is taken against our company or our subsidiaries, our business could be materially adversely affected.

If we fail to meet the requirements in our licenses or if we do not comply with the legislative requirements regulating the communications area, we anticipate that we would have an opportunity to cure any non-compliance. However, we cannot assure you that we will receive a grace period, and we cannot assure you that any grace period afforded to us would be sufficient to allow us to cure any remaining non-compliance. In the event that we do not cure any remaining non-compliance, the applicable regulator could decide to suspend or revoke the license. The occurrence of any of these events would materially adversely affect our ability to build out our networks in accordance with our plans and could harm our reputation.

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

We are required to make payments for frequency allocations under the terms of our licenses in Russia and the CIS. In some cases, these frequency allocation payments have been substantial. Though we have not been charged significant fees for frequency allocations in our license areas since 1998, we cannot assure you that in the future we will not be required to make substantial payments for additional frequency channels that we use or need in Russia or the CIS, which could negatively affect our financial results. The loss or suspension of any of our frequency allocations could affect our ability to provide services and materially adversely affect our business.

Our ability to provide wireless services would be severely hampered if our access to local and long distance line capacity was limited or if the commercial terms of our interconnect agreements were significantly altered.

Our ability to provide telecommunications services depends on our ability to secure and maintain interconnection agreements with incumbent owners of fixed-line networks in Russia and the other countries in which we operate. Interconnection is required to complete calls that originate on our respective networks but terminate outside our respective networks, or that originate from outside our networks and terminate on our respective networks. Each of our current interconnection agreements with incumbent operators may be terminated annually by the respective operator. It is possible that in the future our interconnection agreements may not be renewed or not renewed on a timely basis or on commercially reasonable terms.

Further, our ability to interconnect with the public switched telephone network and other local, domestic and international networks, as well as directly with other cellular networks, in a cost-effective manner is critical to the economic viability of our operations. A significant increase in our interconnection costs or a lack of available line capacity for interconnections could have a material adverse effect on our ability to provide services. We anticipate that Russian fixed line providers will significantly increase their interconnect costs in the near future as the public telephone networks begin to adjust their fee structures in Russia to reflect operating costs, which, in turn, will increase our operating costs. We currently have numbering capacity agreements with a small number of telecommunications providers in Moscow, some of which are affiliated with our main competitor, Open Joint Stock Company, “Mobile TeleSystems,” or MTS. Additionally, we are contractually obligated to obtain the consent of certain of these companies to use local Moscow lines from other telecommunications providers.

In Russia, there are plans to privatize Svyazinvest, which controls several regional fixed-line operators and in the Ukraine there are plans to privatize Ukrtelecom, which has a national market share of over 80.0% of all fixed-line telecommunications services. In December 2006, an affiliate of MTS acquired 25.0% plus one share of Svyazinvest. If any of our competitors obtain control of Svyazinvest or Ukrtelecom and impede our ability to interconnect with other networks, our ability to provide services cost-effectively or at all could be hindered, which could have a material adverse effect on our business.

In April 2006, we received a license for long distance and international communications services. The license is valid for a period of seven years and contains the customary conditions for licenses of this kind, including a start-of-service requirement which is December 12, 2007. We expect that our major competitors have also applied for and received or will receive licenses to provide long distance and international communications services. We believe that the issuance of the license for long distance and international communications services will lessen our reliance on third party providers of these services. However, until we receive all necessary permits, we cannot begin to provide long distance and international communications services. Accordingly, until we complete all technical works and obtain all necessary permits we are required to enter into costly interconnection agreements with long distance and international communications providers, which may place us at a competitive disadvantage and which may materially adversely affect our business and results of operations.

We face uncertainty regarding our frequency allocations and may experience limited spectrum capacity for providing wireless services.

We face uncertainty regarding our frequency allocations and may experience limited spectrum capacity for providing wireless services.

In order to commence our pilot operations in specific cities in our GSM license areas, we have applied for and received minimal frequency assignments in each of the cities in which we have commenced operations. As we build out our operations in our GSM license areas, we submit a frequency application and a site plan to the appropriate bodies for approval. Depending on availability, specific frequencies in specific areas in each of our GSM license areas may be allocated to us. We occasionally do not receive the necessary frequency allocations. For example, our applications for

GSM-900 frequencies in five regions within the Urals super-region and eight regions in the Northwest super-region were denied. Further, we were denied a grant of GSM-900, GSM-1800 frequencies in the Far East super-region and E-GSM frequencies throughout all of Russia by Russia’s State Radio Frequency Commission, or the SRFC. We sent 18 unsuccessful applications to the SRFC, all of which were rejected either by failure on the part of the SRFC to respond to us or with the explanation that there were no GSM frequency allocations available in that region.

In 2006, we obtained a ruling from the Russian Federal Antimonopoly Service, or the FAS, stipulating that the SRFC should review our application for issuance of the applied for frequencies, and, separately, we initiated a lawsuit against the SRFC in order to compel it to allocate frequencies to our company in the Far East super-region. Although we have prevailed in this lawsuit and the court ordered the SRFC to review our applications, to date none of the desired frequencies have been allocated to us, including GSM-900/1800 frequencies in the Far East super-region. In early 2007, the SRFC notified our company that it denied our application for frequencies in the Far East super-region because there is limited availability. In February 2007, the SRFC announced that, due to limited availability, all Far East frequencies currently available will be allocated on the basis of tenders. Although our company continues to believe that it is entitled to Far East frequencies and that the SRFC has violated applicable law in its refusal to issue frequencies to our company, we intend to participate in the tenders for Far East frequencies. In the event that frequencies are not allocated to us, are not allocated to us in a timely and complete manner, or do not provide adequate geographic coverage or otherwise allow us to provide wireless services on a commercially feasible basis, our business and results of operations may be materially adversely affected. For more information about our litigation relating to frequency allocation in the Far East, please see the section of this Annual report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings.”

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

If we fail to obtain renewals or extensions of our frequency allocations for our GSM network in the Moscow license area, which will expire on various dates through 2008, or, if other license holders are granted overlapping frequencies, our business could be materially adversely affected. Depending on the growth of our business in our other license areas, the failure to obtain renewal or extension of any other frequency allocations could also materially adversely affect our business.

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

The laws of Russia and the CIS prohibit the operation of telecommunications equipment without a relevant permit from the appropriate regulatory body. It is frequently not possible for us to procure all of the permissions for each of our base stations or other aspects of our network before we put the base stations into operation or to amend or maintain all of the permissions when it is necessary to change the location or technical specifications of our base stations. At times, there can be a number of base stations or other communications facilities and other aspects of our networks for which we do not have final permission to operate. This problem may be exacerbated if there are delays in issuing necessary permits as a consequence of the announced reorganization of the telecommunications related regulatory authorities in Russia. In addition, we are engaged in a number of disputes with local environmental authorities who are requesting that our company receive ecological surveys in connection with our practice of locating base stations on the roofs of residential apartment buildings. At least one court has ruled that we must provide appropriate materials to the relevant agency to conduct this survey, which we have done. Although we do not anticipate that we will be required to remove our base stations from residential buildings and relocate them elsewhere, our business and results of operations could be materially adversely affected if we are required to relocate a large number of our base stations. Up to 80.0% of our base stations are currently located on the roofs of residential apartment buildings.

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

It may be more difficult for us to attract new subscribers in the regions of Russia and the CIS than it is for our competitors that established a local presence prior to the time that our company did.

We do not possess a “first mover advantage” in most of the regions of Russia and the CIS. In many cases, we have been the second, third, or fourth wireless operator to enter a particular market. As a result, it may be more difficult for our company to attract new subscribers in the regions of Russia and/or the CIS than it is for our competitors (including MTS and MegaFon and their respective affiliates) that entered markets and established a local presence in some cases years before we did. The wireless markets in the CIS are significant to our company, MTS and MegaFon as the rate of subscriber growth in Russia has significantly slowed as a result of oversaturation. If we are not successful in penetrating markets in the CIS, our business may be materially adversely affected.

We face competition from an increasing number of technologies and may face greater competition as a result of the issuance of new wireless licenses.

The issuance of additional telecommunications licenses for existing wireless standards or the implementation of new wireless technology in any of the license areas in which we operate could greatly increase competition and threaten our business. In addition, competitors that are able to operate networks that are more cost effective than ours may have competitive advantages over us, which could cause our business to suffer. We may also face competition from other communications technologies. Providers of traditional wireline telephone services may compete with us as their services improve. Additionally, IP protocol telephony may provide competition for us in the future. The increased availability or marketing of these technologies could reduce our subscribers and materially adversely affect our business.

Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially adversely affect our business.

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

Accordingly, our future success will depend, in part, on the adoption of a favorable policy and regulation of 3G standards. Our success will also depend on our ability to:

•	effectively integrate new and leading technologies;

•	continue to develop our technical expertise;

•	influence emerging industry standards; and

•	respond to other technological changes.

We may not be able to meet all of these challenges in a timely and cost-effective manner. In addition, we may not be able to acquire licenses, which we may deem necessary to compete, we may not be able to acquire such licenses on reasonable terms and we may not be able to develop a strategy compatible with this or any other new technology.

On April 20, 2007, the Federal Communications Agency announced the results of three tenders for awarding 3G licenses and our company was awarded one of three 3G licenses. We are required to start providing 3G services within a two year period. There have been reports that a Russian operator is challenging the tenders. There can be no assurance that the results of the tenders will not be challenged successfully or that the license awarded to our company will be issued or will not be revoked after issuance. The frequency spectra related to the 3G license are currently used by other commercial and governmental entities and our 3G network development will require those entities to vacate those frequency spectra. Additionally, 3G network development requires significant financial investments and there can be no assurance that our company will be able to develop a 3G network on commercially reasonable terms, that we will not experience delays in developing our 3G network or that we will be able to meet all of the license terms and conditions, including the start of service requirement. If we experience substantial problems with our 3G services, or if we fail to introduce new services on a timely basis relative to our competitors, it may impair the success of our 3G services, delay or decrease revenues and profits and therefore may hinder our recovery of our significant capital investments in 3G services as well as our growth.

Our strategic partnerships and relationships to develop our business are accompanied by inherent business risks.

We may enter into strategic partnerships and joint ventures with other companies to develop our business. Emerging market strategic partnerships and joint ventures are often accompanied by risks, including:

•	the possibility that a strategic or joint venture partner or partners will default in connection with their obligations;

•

the possibility that a strategic or joint venture partner will hinder development by blocking capital increases if that partner runs out of money or loses interest in pursuing the partnership or joint projects;

•	diversion of resources and management time;

•	potential joint and several or secondary liability for transactions and liabilities of the partnership or joint venture entity;

•	the difficulty of maintaining uniform standards, controls, procedures and policies; and

•	the possibility of losing a strategic or joint venture partner and the associated benefits.

We may encounter difficulties in expanding and operating our networks.

Increasing the capacity of our networks and the further expansion and integration of the geographic coverage of our networks in Russia and the CIS are important components of our plan to increase our subscriber base. We may encounter difficulties in building our networks or face other factors beyond our control that could affect the quality of services, increase the cost of construction or operation of our networks or delay the introduction of services. As a result, we could experience difficulty in increasing our subscriber base or could fail to meet license requirements, either of which may have a material adverse effect on our business. We may encounter difficulties with respect to:

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

Additionally, in connection with the new numbering system and plan in Russia, we will have to migrate some of our subscribers to phone numbers in new codes. We estimate that approximately 1.6 million of our current numbers will be affected and there can be no assurance that an adequate amount of numbers will be allocated to our company to meet our current or future needs. For more information about the new numbering system and plan, see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Regulation.”

We have experienced substantial growth and development in a relatively short period of time.

We have experienced substantial growth and development in a relatively short period of time. For example, over the course of the last three fiscal years, we have acquired companies in Armenia, Georgia, Uzbekistan, Tajikistan, Ukraine and Kazakhstan as well as in several regions of Russia. Management of this growth has required significant managerial and operational resources and is likely to continue to do so. Management of growth will require, among other things:

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

•

the ability to integrate new acquisitions into our operations, taking into account the challenges associated with entering countries in which we do not have prior operational experience and which are culturally diverse and vary in stages of development.

Our failure to successfully manage our growth needs could have a material adverse effect on our business, operating performance and financial condition.

We cannot assure you that a market for our future services will develop or that we can satisfy subscriber expectations, which could result in a significant loss of our subscriber base.

We currently offer our subscribers a number of value added services, including voice mail, short messaging service, or SMS, call forwarding, wireless Internet access, entertainment and information services, music and data transmission services. Despite investing significant resources in marketing, we may not be successful in creating or competing in a market for these value added services. In particular, we cannot assure you that we can:

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

If the frequencies and permissions previously held by the Merged Companies are not re-issued to us, or are not re-issued to us in a timely and complete manner, our business may be materially adversely affected.

On April 28, 2006, we completed the mergers of Sotovaya Company, StavTeleSot, Vostok-Zapad Telecom, Orensot and DalTelecom into VimpelCom. On May 31, 2006 we completed the mergers of Extel and Beeline-Samara into VimpelCom. Following the completion of the mergers, we promptly filed applications with the relevant authorities to re-issue the licenses, frequencies and permissions that were previously held by the Merged Companies to VimpelCom. To date, all the licenses and many of the frequencies and permissions that had been previously held by the Merged Companies have been re-issued to VimpelCom. However, some of the frequencies and permissions previously held by the Merged Companies have not been re-issued to VimpelCom.

There can be no assurance that all of the frequencies and permissions previously held by the Merged Companies will be re-issued to us in a timely manner or on the same terms and conditions as the existing frequencies and permissions or at all, or that VimpelCom’s right to continue to provide service to subscribers in the Merged Companies’ licensed areas prior to the re-issuance of the frequencies and permissions will not be challenged or revoked or that others will not assert that the Merged Companies’ frequencies and permissions have ceased to be effective. If any of these situations occur, they could have a material adverse effect on our business and results of operations, including causing VimpelCom to cease providing wireless services in the Russian regions outside of the Moscow license area for which the Merged Companies previously held licenses, or not to be able to provide all of the same services currently provided under these licenses or on the same terms and conditions and/or resulting in an event of default under the majority of our outstanding indebtedness.

As we switch to Russian ruble denominated tariff plans, our business and results of operations may be materially adversely affected.

Historically, our tariff plans have been linked to the U.S. dollar. In January 2005, the Russian government enacted legislation requiring mobile operators to offer Russian ruble denominated tariff plans to their subscribers. In 2006, we began introducing Russian ruble denominated tariff plans in some of our license areas and in 2007, we will continue to introduce Russian ruble denominated tariff plans throughout our remaining license areas in Russia. Although we are currently offering these plans in addition to our existing U.S. dollar linked tariff plans, we expect to phase out our remaining U.S. dollar linked tariff plans in July 2007. This switch has required us to expend substantial financial and operational resources in updating our billing system and required us to change our functional currency for financial accounting purposes from the U.S. dollar to the Russian ruble. As we continue to have U.S. dollar denominated debts and continue to buy our telecommunications equipment in foreign currencies, the switch could expose us to higher foreign exchange loss risks related to a devaluation of the Russian ruble against the U.S. dollar or Euro. Unless properly hedged, these risks could have a material adverse effect on our business and results of operations.

Our business could be materially adversely affected if we fail to implement the necessary operating systems to support our growth.

Our ability to manage our business successfully is contingent upon our ability to implement sufficient operational resources and systems to support our rapid growth. We may face risks in rolling out systems in the regions of Russia and the CIS or integrating new technologies into existing systems. For example, if our billing system develops unexpected limitations or problems, subscriber bills may not be generated promptly and/or correctly. This could materially adversely impact our business since we would not be able to collect promptly on subscriber balances. In addition, our current management information system is significantly less developed in certain respects than those of wireless service providers in more developed markets and may not provide our management with as much or as accurate information as in those more developed markets. Failure to obtain the necessary operating systems to support our growth could have a materially adverse effect on our business.

We could experience subscriber database piracy, which may materially adversely affect our reputation, lead to subscriber lawsuits, loss of subscribers or hinder our ability to gain new subscribers and thereby materially adversely affect our business.

We may be exposed to database piracy which could result in the unauthorized dissemination of information about our subscribers, including their names, addresses, home phone numbers, passport details and individual tax numbers. The breach of security of our database and illegal sale of our subscribers’ personal information could materially adversely impact our reputation, prompt lawsuits against us by individual and corporate subscribers, lead to a loss in subscribers and hinder our ability to attract new subscribers. Each of these factors, individually or in the aggregate, could negatively impact our revenues and results of operations.

We could lose network and telecommunications equipment if there is an event of default under agreements related to our secured debt.

Our bank financing agreements with certain banks are secured by pledges over certain network, telecommunications and office equipment and securities, and some of our equipment financings are also secured by telecommunications equipment and property. If a default, including a cross default, occurs under any of these agreements, our counterparties may foreclose on, among other things, the pledged network or telecommunications equipment. If we lose network or telecommunications equipment following such an event of default, our business could be materially adversely affected.

We are subject to anti-monopoly and consumer protection regulation in Russia and the CIS, which could restrict our business.

Anti-monopoly and consumer protection regulators in Russia and the CIS have oversight over consumer affairs and advertising and may initiate an investigation on their own initiative or upon the request of a consumer or other body. We have received notices from the Russian anti-monopoly regulator and the consumer protection regulator alleging violations of consumer rights and advertising regulations in the past and are currently in the process of resolving certain issues raised by the Russian regulators regarding, for instance, our advertising of certain promotions and some of the terms of our subscriber agreements. Regulatory measures taken in response to violations may include the requirement to discontinue certain advertisements or to amend our subscriber agreements, or the imposition of fines, tariffs or restrictions on acquisitions or on other activities, such as contractual obligations. For example, in 2006, the anti-monopoly regulator initiated an investigation into the interconnection pricing arrangements among mobile operators in Russia, including our company. As a consequence of this investigation, we subsequently set our interconnection fees at levels below those originally announced, thus resulting in an incremental loss of potential revenue. Although this investigation with respect to our company was subsequently terminated, there can be no assurance that a similar investigation will not be initiated in the future.

Anti-monopoly regulators in Russia and the CIS are also authorized to regulate companies deemed to be a dominant force in, or a monopolist of, a market. Because the law does not always clearly define “market” in terms of either services provided or geographic area of activity, it is difficult to determine under what circumstances we could be subject to these or similar measures. However, in 2002, we were entered into the register of business entities for having a market share in the telecommunications market in the Moscow license area of over 35.0%. In October 2006, a new law “On Protection of Competition” became effective, which introduced new criteria pursuant to which the Russian anti-monopoly regulators may determine that a company has a dominant position in a particular market of goods or services if such company has a market share between 35.0-50.0% or over 50.0%. Although there has been very little enforcement of this new law to date, we cannot assure you that the anti-monopoly regulators will not determine that our company has a dominant position in telecommunications market in Moscow, which could trigger close scrutiny by the anti-monopoly regulator of the pricing and other terms of our services. Further, if the anti-monopoly regulator were to determine that our company has a dominant position in the Moscow wireless market, our company could be prohibited from taking certain actions that could be viewed by the anti-monopoly regulators as abusive of our dominant position. As a result, our ability to set tariff prices may be restricted or we may be required to include provisions into our subscriber agreements that would be detrimental to our company. We could be subject to anti-monopoly regulation in the future, which could adversely affect our business and our growth strategy.

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

Our business could be materially adversely affected if our equipment supply arrangements are terminated or interrupted.

The successful build-out and operation of our networks depends heavily on obtaining adequate supplies of switching equipment, base stations and other equipment on a timely basis. We currently purchase our GSM equipment from a small number of suppliers, principally Alcatel, Ericsson and Nokia, although some of the equipment that we use is available from other suppliers. From time to time, we have experienced delays receiving equipment. Our business could be materially adversely affected if we are unable to obtain adequate supplies or equipment from our suppliers in a timely manner and on reasonable terms.

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

Although we have back-up capacity for our network management operations and maintenance systems, automatic transfer to our back-up capacity is not seamless, and may cause network service interruptions. In recent years, we have experienced network service interruptions, which occur from time to time during installations of new software. Interruptions of services could harm our business reputation and reduce the confidence of our subscribers and consequently impair our ability to obtain and retain subscribers and could lead to a violation of the terms of our licenses, each of which could materially adversely affect our business. We do not carry business interruption insurance to prevent against network disruptions.

Allegations of health risks related to the use of wireless telephones could have a material adverse effect on us.

There have been allegations that the use of certain portable wireless telecommunications devices may cause serious health risks. The Cellular Telecommunications Industry Association in the United States has researched these potential health risks and publicly announced its belief that no risk exists. Nonetheless, the actual or perceived health risks of wireless telecommunications devices could diminish subscriber growth, reduce network usage per subscriber, spark product liability lawsuits or limit available financing. Each of these possibilities has the potential to cause material adverse consequences for us and for the entire wireless telecommunications industry.

No standard definition of a subscriber exists in the mobile telecommunications industry; therefore, comparisons between subscriber data of different companies may be difficult to draw. Other calculations, including those for minutes of usage, also vary within the mobile telecommunications industry.

Wireless operators with a large proportion of prepaid subscribers, such as our company, typically determine subscriber figures by calculating the number of SIM cards in use. This could in some instances lead to double counting of subscribers and an inflated customer base. The methodology for calculating subscriber numbers varies substantially in the mobile telecommunications industry, including among the leading Russian mobile operators, resulting in variances in reported subscriber numbers from that which would result from the use of a single methodology. There may also be a discrepancy in subscriber numbers caused by a difference in the churn policies of wireless operators. For example, according to AC&M Consulting MegaFon terminates a prepaid subscriber’s account after 90 days of inactivity. MTS defines a subscriber as an individual or organization whose account shows chargeable activity during the previous 61 days (or 183 days in the case of their “Jeans” brand tariff) or whose account does not have a negative balance for longer than this period. Our current policy is to terminate a prepaid subscriber’s service 180 days after the subscriber’s service has been suspended. We suspend prepaid subscribers’ services in two cases: (1) their balance drops to zero or below, or (2) their account shows no chargeable activity for six months. Contract subscribers are terminated if they have not paid their bills for two months. Because different mobile telecommunications operators may use different methods of calculating subscriber figures, there is a risk that our company may appear to be performing better or worse than our competitors than would be the case if all operators used the same method of calculating subscriber figures. The methodology for calculating other performance indicators also vary among mobile telecommunications operators. For example, the methodology we use for calculating minutes of usage may differ from some other operators and, therefore, it may be difficult to draw comparisons of minutes of usage figures between different mobile cellular communications companies.

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

Investors in emerging markets should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant political, legal and economic risks. Emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption. Emerging economies are subject to rapid change and the information set out herein may become outdated relatively quickly. The economies of the CIS, like other emerging economies, are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies. These developments could severely limit our access to capital and could materially adversely affect the purchasing power of our subscribers and, consequently, our business. Investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal, financial and tax advisors.

We face a number of economic, political, social and regulatory risks relating to conducting business in the CIS.

Although a significant number of our risk factors relate to the risks associated with conducting business in Russia, where a majority of our assets and operations are located, similar risks in each instance also apply to the conduct of our business and operations in Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. In some instances, the risks inherent in transacting business in these countries may be more acute than those in Russia. Prior to our acquisitions in Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, our company did not have any experience operating in these countries. Regulatory risks present in these countries and in any other countries where we may acquire additional operations may not be similar to those we face in Russia and may increase our vulnerability to such risks. If any of these risks materialize, our business could be materially adversely affected.

The limited history of wireless telecommunications in the CIS and our limited operating history in the CIS create additional business risks, which could have a material adverse effect on our business.

Wireless telecommunications are relatively new in the CIS, which have generally experienced slower economic growth over the past decade than Russia. As the wireless telecommunications industry develops in these areas, changes in market conditions could make the development of some of these license areas less or no longer commercially feasible. A reduction in our viable development opportunities could have a material adverse effect on our business. In addition, we have a limited operating history providing GSM services in the CIS other than Russia. Consequently, we are subject to the risks associated with entering into any new product line. Our failure to properly manage those risks could have a material adverse effect on our business.

Risks Related to the Political Environment in Russia and the CIS

If political and economic relations between Russia and the other countries of the CIS deteriorate, our operations in the CIS could be materially adversely affected.

Political and economic relations between Russia and the other countries of the CIS are complex and recent conflicts have arisen between the government of Russia and the governments of some of the countries of the CIS. For example, the relationship between Russia and Ukraine has been historically strained due to, among other things, Ukraine’s failure to pay arrears relating to the supply of energy resources, Russia’s introduction of an 18.0% value added tax on Ukrainian imports and provocative statements by some politicians. The Russia-Georgia relationship has also recently declined due to several disputes. Although our company operates in the CIS through local subsidiaries, governmental officials and consumers may associate our group and our brand with Russia. A continued decline in political and economic relations between Russia and the other countries of the CIS could have a material adverse effect on our business and operations.

If reform policies in Russia and the CIS are reversed, our business could be harmed and it could restrict our ability to obtain financing.

Our business, in part, depends on the political and economic policies set by the governments of the countries where we operate. For example, in recent years, the political and economic situation in Russia has been stable, which has allowed for continued economic growth. However, there is a growing sentiment in Russia against certain private enterprises that is being encouraged by a number of prominent Duma deputies, political analysts and members of the media. While as a general matter political and economic stability has been maintained in Russia, changes in government, including with respect to the scheduled March 2008 presidential election and the scheduled December 2007 Duma elections, may have an unpredictable effect on the political and economic landscape in the country. In addition, reforms may be hindered if conflicts of interest are permitted to exist when officials are also engaged in private business, particularly when the business interests are in the industry which the officials regulate. Notwithstanding initiatives to combat corruption, Russia and the CIS, like many other markets, continue to experience corruption and conflicts of interests of officials, which add to the uncertainties we face, and may increase our costs. Any deterioration of the investment climate could restrict our ability to obtain financing in international capital markets in the future and our business could be harmed if governmental instability recurs or if reform policies are reversed.

Risks Related to the Economic Situation in Russia and the CIS

Economic instability in Russia and the CIS countries in which we operate could materially adversely affect our business.

Since the end of communism in the early 1990s, Russia’s economy and the economies of the CIS countries in which we operate have been undergoing a rapid transformation from being centrally planned to market oriented. This transformation has been marked by periods of significant instability. In 1998, Russia experienced an abrupt financial crisis following a few years of relative economic stability. The 1998 crisis marked the beginning of an economic downturn that affected the entire Russian economy and the economies of many of the countries in the CIS. Although in the past few years the Russian economy has exhibited positive trends, such as the increase in gross domestic product, a stable and strengthening currency and a reduced rate of inflation, there can be no assurance that such trends will continue or will not reverse abruptly. Additionally, because Russia and Kazakhstan produce and export large amounts of oil, the economies of these countries are particularly vulnerable to the price of oil on the world market and fluctuations in international oil prices could adversely affect these economies. Future downturns in the economies of Russia and the CIS are possible and could diminish demand for our services, our ability to retain existing subscribers and collect payments from them and could prevent us from executing our growth strategy. Such downturns could also prevent us from obtaining financing needed to fund our expansion, which could cause our business to suffer.

Physical infrastructure in Russia and the CIS is in very poor condition and further deterioration in the physical infrastructure could have a material adverse effect on our business.

Physical infrastructure in Russia and the CIS largely dates back to Soviet times and has not been adequately funded and maintained in recent years. Particularly affected are the rail and road networks, power generation and transmission, communications systems and building stock. Any efforts to modernize this infrastructure may result in increased charges and tariffs, potentially adding costs to our business. The deterioration of the physical infrastructure harms the economies of these countries, disrupts the transportation of goods and supplies, adds costs to doing business and can interrupt business operations. These difficulties can impact us directly; for example, we have needed to keep portable electrical generators available to help us maintain base station operations in the event of power failures. Further deterioration in the physical infrastructure could have a material adverse effect on our business.

The banking systems in Russia and the CIS remain underdeveloped and there are a limited number of creditworthy banks in these countries with which our company can conduct business.

The banking and other financial systems in Russia and the CIS are not well developed or regulated and legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent applications.

For example, in Russia, there are a limited number of banks that meet international banking standards and the transparency of the Russian banking sector in some respects lags behind internationally accepted norms. Most creditworthy Russian banks are located in Moscow and there are fewer creditworthy Russian banks in the regions outside of Moscow. Recently, there has been an increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of the borrowers. The deficiencies in the Russian banking system, coupled with a decline in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, in particular due to Russian corporate defaults that may occur during these times. We have tried to reduce our risk by receiving and holding funds in a number of Russian banks, including Sberbank, subsidiaries of foreign banks, Alfa Bank, an affiliate of one of our strategic shareholders, and a selected group of other Russian banks. We regularly review the allocation of our cash reserves among these different banks in light of their credit rating and other information that is available to us. However, our ability to reduce bank risk in this manner is limited due to the relatively small number of creditworthy banks operating in Russia. Rumors of bank failures, additional bank failures and any downgrade of Russian banks by credit rating agencies may result in a crisis throughout the Russian banking sector. A prolonged or serious banking crisis or the bankruptcy of a number of banks, including banks in which we receive or hold our funds, could materially adversely affect our business and our ability to complete banking transactions in Russia.

The banking and financial systems in the CIS are even less developed than in Russia and more susceptible to economic downturns and bank failures. In Kazakhstan, the banking system is highly concentrated and dominated by three banks, Kazkommertsbank, Bank TuranAlem and Halyk Savings Bank of Kazakhstan. Despite recent advancements, the creditworthiness of Kazakh banks remains constrained by a lack of transparency, rapid growth in lending and a lack of diversification. Very few international banks have subsidiaries in Kazakhstan, Uzbekistan, Ukraine and Armenia and no international banks operate subsidiaries in Tajikistan and Georgia. We try to reduce our bank risk by receiving and holding funds with the most creditworthy banks available in each country. However, in the event of a banking crisis in any of these countries or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in these countries, which could have a material adverse effect on our business and operations.

Fluctuations in the value of the Russian ruble against the U.S. dollar or the Euro could materially adversely affect our financial condition and results of operations.

A significant amount of our costs, expenditures and liabilities are either denominated in, or closely linked to, foreign currencies, primarily the U.S. dollar and the Euro, including capital expenditures and borrowings. As a result, devaluation of the Russian ruble against such foreign currencies, in particular the U.S. dollar, could materially adversely affect us by increasing our costs in Russian ruble terms. Although historically we have linked our tariffs, which are payable in Russian rubles, to the U.S. dollar, the effectiveness of this hedge was limited because we could not always increase our tariffs in line with Russian ruble devaluation due to competitive pressures, leading to a loss of revenues in U.S. dollar terms. However, in 2006, we introduced a number of Russian ruble denominated tariff plans and fixed our Russian ruble/US$ exchange rate at 28.7 for all U.S. dollar linked tariff plans. In 2006, we also changed the functional currency of our accounting systems from the U.S. dollar to the Russian ruble and in the third and fourth quarters of 2006, amended the terms of most of our supplier agreements for payment to be made in Russian rubles instead of U.S. dollars. Nonetheless, a significant amount of our costs, expenditures and liabilities continue to be denominated in U.S. dollars. We are required to collect revenues from our subscribers and from other Russian telecommunications operators for interconnect charges in Russian rubles, and there may be limits on our ability to convert these Russian rubles into foreign currency. To the extent permitted by Russian law, we hold part of our readily available cash in U.S. dollars and Euros in order to manage against the risk of Russian ruble devaluation. Even though we have entered into forward agreements to hedge some of our financial obligations, if the U.S. dollar value of the Russian ruble were to dramatically decline, we could have difficulty repaying or refinancing our foreign currency denominated indebtedness. Significant changes in the Russian ruble to the value of the U.S. dollar or the Euro, unless effectively hedged, could result in significant variability in our earnings and cash flows. An increase in the Russian ruble value of the U.S. dollar could, unless effectively hedged, result in a net foreign exchange loss due to an increase in the Russian ruble value of our U.S. dollar denominated liabilities. In turn, our net income could decrease. Accordingly, fluctuations in the value of the Russian ruble against the U.S. dollar or the Euro could materially adversely affect our financial condition and results of operations. Please also see “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

In Kazakhstan, our costs, expenditures and current liabilities are denominated in the Kazakh tenge. Although our tariffs are also denominated in the Kazakh tenge, our subsidiary KaR-Tel has significant long-term financial liabilities denominated in the U.S. dollar. Similar to Kazakhstan, our costs, expenditures, current liabilities and tariffs in Ukraine are denominated in the Ukrainian hryvna, but our subsidiary, URS, has significant long-term financial liabilities denominated in the U.S. dollar. If the U.S. dollar value of the Kazakh tenge or the Ukrainian hryvna declines, we could have difficulty repaying or refinancing our foreign currency denominated indebtedness, which could have a material adverse effect on our business.

Sustained periods of high inflation may materially adversely affect our business.

Russia has experienced periods of high levels of inflation since the early 1990s. Inflation increased dramatically following the August 1998 financial crisis, reaching a rate of 84.4% in 1998. Notwithstanding recent reductions in the Russian ruble inflation rate, which in 2006 was as low as 9.8% and in 2005 was as low as 10.9%, inflationary pressure on the Russian ruble remains significant. Despite the fact that inflation has remained stable in Russia during the past few years, our switch to Russian ruble denominated tariffs could adversely affect our operating results if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, which may become more difficult as we attract more mass market subscribers and our subscriber base becomes more price sensitive. Inflationary pressure in the other CIS countries where we have operations could materially adversely affect our business and results of operations. Please also see “—Risks Related to Our Business—As we switch to Russian ruble denominated tariffs, our business and results of operations may be materially adversely affected” above and “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

Information that we have obtained from third party sources may be unreliable.

We have sourced certain information contained in this Annual Report on Form 20-F from third parties, including private companies and governmental agencies, and we have relied on the accuracy of this information without independent verification. The official data published by governmental agencies in Russia and the CIS is substantially less complete and less reliable than similar data in the United States and Western Europe. We cannot be certain that the information that we obtained from government and other sources and included in this document is reliable. When reading this Annual Report on Form 20-F, you should keep in mind that the data and statistics that we have included relating to Russia and the CIS could be incomplete or erroneous. In addition, because there are no current and reliable official data regarding the relevant wireless telecommunications markets, including our competitors, we have relied, without independent verification, on certain publicly available information. This includes press releases and filings under the U.S. securities laws, as well as information from various private publications, some or all of which could be based on estimates or unreliable sources.

Risks Related to the Social Environment in Russia and the CIS

Social instability in Russia and the CIS could lead to increased support for centralized authority and a rise in nationalism, which could harm our business.

Social instability in Russia and the CIS, coupled with difficult economic conditions, could lead to increased support for centralized authority and a rise in nationalism. These sentiments could lead to restrictions on foreign ownership of companies in the telecommunications industry or large-scale nationalization or expropriation of foreign-owned assets or businesses. We do not anticipate the nationalization or expropriation of our assets because neither we nor any of our subsidiaries were created as a result of the privatization of any state enterprise. However, there is not a great deal of experience in enforcing legislation enacted to protect private property against nationalization or expropriation. As a result, we may not be able to obtain proper redress in the courts, and we may not receive adequate compensation if in the future the Russian, Ukrainian, Kazakh, Tajik, Uzbek, Georgian or Armenian governments decide to nationalize or expropriate some or all of our assets. If this occurs, our business could be harmed.

In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict. The spread of violence, or its intensification, could have significant political consequences, including the imposition of a state of emergency in some parts or throughout Russia and the CIS. These events could materially adversely affect the investment environment in Russia and the CIS.

Risks Related to the Legal and Regulatory Environment in Russia and the CIS

We operate in an uncertain regulatory environment, which could cause our operations to become more complicated, burdensome and expensive and at times results in our operating without all of the required permissions.

Although the Communications Law regarding license renewals in Russia has been clarified, the licensing procedures (including the re-issuance of licenses, frequencies and other permissions in connection with mergers and the issuance of local and zonal licenses) appear to differ from the procedures under prior law and do not always clearly state the procedures to be followed to obtain new licenses, frequencies, numbering capacity or other permissions needed to operate our business, and do not clearly specify the consequences for violations of the foregoing.

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

The Communications Law imposes new levies and fees on telecommunications operators, in addition to fees previously imposed by the former Ministry of Communications, that may have a material adverse effect on our financial condition.

The Communications Law adversely affects the activities of our company and all other telecommunications operators in Russia by imposing additional financial burdens on them, and operators may not be able to pass related costs on to subscribers.

Effective on or around July 1, 2005, all telecommunications operators are also required to make compulsory payments to a “universal services fund” in the amount of 1.2% of each operator’s revenues (excluding revenues from traffic transmissions). Amounts paid as value-added tax are also excluded from the calculation of revenues. In February 2006, the Constitutional Court of the Russian Federation ruled that the provisions of the Communications Law related to the procedure for payments to a “universal services fund” were not in compliance with the Constitution of the Russian Federation and instructed the Federal Assembly to amend the relevant provisions of the Communications Law before January 1, 2007. On December 29, 2006, the Federal Assembly amended the Communications Law and confirmed the current universal services fund rate of 1.2% of revenues from communications services and requiring operators to make payments on a quarterly basis within 30 days after a particular quarter ends. The amendments took effect as of January 1, 2007. The fund was formed in order to compensate operators for losses from offering universal services in distant regions of Russia. Additionally, the Communications Law provides for payments for numbering capacity allocation, including through auctions in instances where numbering capacity is scarce. Because telecommunications operators apply for numbering allocation on a regular basis, the new payment requirement may have a material adverse effect on the financial condition of operators. In addition to these new levies, the Russian telecommunications regulators may impose additional levies on cellular operators from time to time.

Arbitrary action by the authorities may have a material adverse effect on our business.

Governmental, regulatory and tax authorities have a high degree of discretion and at times exercise their discretion arbitrarily, without a hearing or prior notice, and sometimes in a manner that is contrary to law. In Russia, governmental actions have included unscheduled inspections by regulators, suspension, or withdrawal of licenses and permissions, unexpected tax audits, criminal prosecutions and civil actions. Russian federal and local government entities have also used common defects in matters surrounding share-issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations and void transactions. Authorities also have the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or possibly terminate contracts. Although, we have seen some recent improvement by the authorities in these areas, we believe that these risks remain.

If we are found not to be in compliance with applicable telecommunications laws or regulations, we could be exposed to additional costs or suspension or termination of our licenses, which might materially adversely affect our business.

Our operations and properties are subject to considerable regulation by various governmental entities in connection with obtaining and renewing various licenses, frequencies and permissions, as well as ongoing compliance with existing laws, decrees and regulations. We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with such laws, decrees and regulations. Governmental agencies exercise considerable discretion in matters of enforcement and interpretation of applicable laws, decrees and regulations, the issuance and renewal of licenses, frequencies and permissions and in monitoring licensees’ compliance therewith. Communications regulators conduct periodic inspections and have the right to conduct additional unscheduled inspections during the year. Until recently, we have been able to cure many, but not all, violations found by the regulators within the applicable grace period and/or pay fines. However, we cannot assure you that in the course of future inspections conducted by regulatory authorities, we will not be found to have violated any laws, decrees or regulations, that we will be able to cure such violations within any grace periods permitted by such notices, or that the regulatory authorities will be satisfied by the remedial actions we have taken or will take.

We routinely receive notices with respect to violations of our GSM licenses. To the extent possible, we take measures to comply with the requirements of the notices. Nonetheless, at any given time, there may be outstanding notices with which we have not complied within the cure periods specified in the notices, primarily due to delays in the issuances of frequency permits, permissions for the installation of base stations and permissions for the operation of our equipment and communication facilities in connection with the rollout of our networks (including our transportation network). These delays are largely due to the fact that the regulatory bodies were delayed in adopting regulations setting forth the procedure for the issuance of such permits and permissions under the Communications Law as a result of a reorganization of the Ministry of Telecommunications in 2004 and other bureaucratic obstacles. Accordingly, the issuance of permits and permissions to our company has been delayed and, at any given time, a significant percentage of our base stations and equipment may not have all permissions required. Failure to comply with the provisions of a notice due to a delay in the issuance of such permits or permissions by the regulatory bodies at times has not been, and in the future may not be, an acceptable explanation to the authorities issuing the notices. In 2005 and 2006, in order to comply with notices from Gossvyaznadzor, we switched off a number of base stations that were operating without the necessary permissions. If we are ordered to switch off additional base stations, the quality of service of our networks in those areas may deteriorate. We cannot assure you that we will be able to cure such violations within the grace periods permitted by such notices or that the Service will be satisfied by the remedial actions we have taken or will take. In addition, we cannot assure you that our requests for extensions of time periods in order to enable us to comply with the terms of the notices will be granted. Accordingly, we cannot assure you that such findings by Gossvyaznadzor, its successor entity, or any other authority will not result in the imposition of fines or penalties or more severe sanctions, including the suspension or termination of our licenses, frequency allocations, authorizations, registrations, or other permissions, any of which could increase our estimated costs and materially adversely affect our business.

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

•	federal or regional legislation and regulations may be applied retroactively;

•	no existing enforcement procedures for court judgments; and

•	selective enforcement of the law and laws that are subject to multiple interpretations.

The nature of much of the legislation in Russia and the CIS, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the legal system in Russia and the CIS in ways that may not always coincide with market developments, place the enforceability and, possibly, the constitutionality of laws and regulations in doubt and result in ambiguities, inconsistencies and anomalies. The legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our rights under our licenses and under our contracts, or to defend ourselves against claims by others.

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

In addition, none of the countries where we operate, including Russia, are parties to any multilateral or bilateral treaties with most Western jurisdictions, including the United Kingdom, for the mutual enforcement of court judgments. Consequently, should a judgment be obtained from a court in any of such jurisdictions, it is highly unlikely to be given direct effect in the courts of Russia and the CIS. However, Russia is party to a bilateral agreement for mutual assistance in civil cases with Ukraine. In addition, Russia (as successor to the Soviet Union), Ukraine, Kazakhstan, Armenia, Georgia and Uzbekistan are party to the 1958 New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, which we refer to as the New York Convention. A foreign arbitral award obtained in a state that is party to the New York Convention should be recognized and enforced by a court of a nation party to the New York Convention (subject to the qualifications provided for in the New York Convention and compliance with local civil procedure regulations and other procedures and requirements established by local legislation and non-violation of local public policy). There is also a risk that relevant procedural legislation will be changed by way of introducing further grounds preventing foreign court judgments and arbitral awards from being recognized and enforced on the territory of the nations that are party to the New York Convention. In practice, reliance upon international treaties may meet with resistance or a lack of understanding on the part of courts or other officials in Russia, Ukraine, Kazakhstan, Armenia, Georgia and Uzbekistan, thereby introducing delays and unpredictability into the process of enforcing any foreign judgment or any foreign arbitral award in these countries.

Unpredictable tax systems give rise to significant uncertainties and risks that complicate our tax planning and business decisions.

The tax systems in Russia and the CIS are unpredictable and give rise to significant uncertainties, which complicate our tax planning and business decisions. Taxes payable by Russian companies are substantial and include value added tax, excise duties, profit tax, payroll-related taxes, property taxes and other taxes. Russia’s federal and local tax laws and regulations are subject to frequent change, varying interpretations and inconsistent enforcement. In addition, we are subject to periodic tax inspections that may result in tax assessments and additional amounts owed by us for prior tax periods. For more information on such risks, please see “—Risks Related to Our Business—We could be subject to claims by the Russian tax inspectorate that could have a material adverse effect on our business.”

Russia’s federal and local tax collection system increases the likelihood that Russia will impose arbitrary or onerous taxes and penalties in the future, which could materially adversely affect our business. In some instances, even though unconstitutional, Russian tax authorities have applied certain taxes retroactively, issued tax claims for periods for which the statute of limitations had expired and reviewed the same tax period multiple times. In addition, on July 14, 2005, the Russian Constitutional Court issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the three-year term set forth in the tax laws if a court determines that the tax payer has obstructed or hindered a tax inspection. Because none of the relevant terms are defined, the tax authorities may have broad discretion to argue that a taxpayer has “obstructed or hindered” an inspection and ultimately seek penalties beyond the three-year term. In addition to our substantial tax burden, these conditions complicate our tax planning and related business decisions. For example, some tax laws are unclear with respect to the deductibility of certain expenses and recoverability of VAT and, at times, we have taken positions that we consider to be in compliance with current law, but have been challenged by the Russian tax authorities. Uncertainty related to Russian tax laws exposes us to significant fines and penalties and to enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden. Moreover, court decisions in one jurisdiction of Russia may have little, if any, precedential effect in other jurisdictions, which could lead to multiple judgments against a company.

In addition, transfer pricing legislation became effective in Russia on January 1, 1999. Despite the fact that Russian transfer pricing rules are not yet aggressively applied on a consistent basis by the Russian tax authorities, the scope of these rules is very broad. To date, although there has been some court practice respecting these rules, there has been no formal guidance as to how these rules will be applied. Nonetheless, Russian tax authorities have paid particular attention to transfer pricing rules in their recent audits of Russian companies. If the tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments or other similar claims, it could have a material adverse effect on our company.

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

Laws restricting foreign investment could materially adversely affect our business.

We could be materially adversely affected by the passage of new laws or regulations restricting foreign participation in, or increasing state control of, the telecommunications industry in Russia and the CIS. It has been reported that Russia’s parliament is considering legislation that would restrict foreign ownership of telecommunications providers, such as our company, if necessary to protect the public order and national security. We cannot confidently predict whether legislation limiting foreign ownership will be implemented and if so, whether we would have to restructure or reduce our foreign investors’ ownership interests, as foreign investors currently own a majority of our outstanding shares of common stock (including shares of common stock evidenced by ADSs). We are uncertain how any required reduction or restructuring could or would be implemented and what effect it would have on our business. A restructuring or reduction of this nature could cause our business to suffer.

In Kazakhstan, an amendment to the law “On National Security” was adopted in July 2004 which specifically limits investments to less than 49.0% by foreign legal entities or individuals in domestic and long distance operators who possess certain communications lines (including fiber optic and microwave links). The law “On Investments,” adopted in January 2003, consolidated past Kazakh legislation governing foreign investment. While it guarantees the stability of existing contracts, all contracts are subject to amendments in domestic legislation, certain provisions of international treaties, and domestic laws dealing with “national and ecological security, health and ethics.”

The developing securities laws and regulations of Russia and the CIS may limit our ability to attract future investment and could subject us to fines or other enforcement measures despite our best efforts at compliance, which could cause our financial results to suffer and harm our business.

The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia and the CIS than in the United States and Western Europe. Disclosure and reporting requirements, anti-fraud safeguards, insider trading restrictions and fiduciary duties are relatively new to Russia and the CIS and are unfamiliar to most companies and managers. In addition, Russian securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct securities-related transactions. For example, while some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas impose requirements on Russian issuers not found in other markets and result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether certain regulations, decisions and letters issued by the various regulatory authorities apply to our company. Moreover, some of our subsidiaries have from time to time not been in full compliance with securities law reporting requirements, violations of which can result in the imposition of fines or difficulties in registering subsequent share-issuances. We may be subject to fines or other enforcement measures despite our best efforts at compliance, which could cause our financial results to suffer and harm our business.

We are required by Russian law and our charter to obtain the approval of disinterested directors or shareholders for transactions with “interested parties.” From time to time, we and our subsidiaries engage in various transactions, including reorganizations, that may require special approvals under Russian law, and we and our subsidiaries engage in numerous transactions which may require “interested party” transaction approvals in accordance with Russian law. The concept of “interested parties” is defined with reference to the concepts of “affiliated persons,” “beneficiaries” and “group of persons” under Russian law, which are subject to many different interpretations. Moreover, the provisions of Russian law defining which transactions must be approved as “interested party” transactions are subject to different interpretations. We cannot be certain that our application of these concepts will not be subject to challenge. Any such challenge could result in the invalidation of transactions that are important to our business. The failure to obtain necessary approvals could have a material adverse effect on our business.

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

In either of these circumstances, the shareholders of the subsidiary or joint venture entity may seek compensation from us for the losses sustained by the subsidiary or a joint venture entity. This type of liability could result in significant obligations and materially adversely affect our business.

Shareholder rights provisions under Russian law may impose additional costs on us, which could cause our financial results to suffer.

Under Russian law, our shareholders who vote against or do not participate in the voting on some decisions have the right to sell their shares to us at market value. Our obligation to purchase shares in these circumstances, which is limited to 10.0% of our net assets calculated at the time the decision is taken according to Russian accounting standards, could have a material adverse effect on our cash flow and our ability to service our indebtedness. The decisions that trigger this right to sell shares include:

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

Russia’s Law on Joint Stock Companies provides that shareholders who vote against or abstain from voting on a decision to place shares of our stock or convertible securities through a closed subscription (or private placement) have a preemptive right to acquire additional shares or convertible securities at the same price pro rata to the number of shares they own. This requirement may lead to further delays in completing equity and convertible offerings and may lead to uncertainty with respect to sales of newly-issued shares to strategic investors or in connection with transactions.

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

The operation of the amendments may lead to uncertainty with respect to, and increase the cost of, investments and transactions involving share transfers.

Risks Related to Our Common Stock and ADSs

Russian law may consider the depositary as the beneficial owner of our common shares underlying our ADSs.

Although we consider our ADS holders to be the beneficial, or real, owners of the common shares underlying the ADSs and endeavor to provide our ADS holders the same rights and benefits as the holders of our common shares, Russian law is unclear about the status of ADS holders and may consider the depositary as the beneficial owner of our common shares underlying our ADSs. This would be different from the way other jurisdictions treat ADS holders. For instance, in the United States, although shares may be held in the depositary’s name or to its order, making it a “legal” owner of the shares, the ADS holders are the “beneficial,” or real owners. Russian law may not make the same distinction between legal and beneficial ownership, and it may only recognize the rights of the depositary in whose name the common shares underlying the ADSs are held. This could have the following consequences, among others:

•

our company may have to comply with provisions of Russian law applicable to companies with less than 1,000 holders of common stock, whereas our company currently complies with provisions of Russian law applicable to companies with more than 1,000 holders of common stock;

•

our ADS holders could lose all of their rights to the common shares underlying the ADSs if the depositary’s assets in Russia are seized or arrested, as Russian courts may treat the common shares underlying the ADSs as the assets of the depositary in whose name the shares are held; and

•

the mandatory offer provisions of the Joint Stock Company Law may not be triggered by an acquisition of ADSs that would give a person beneficial ownership of more than 30.0%, 50.0% or 75.0% of our voting stock.

If Russian law does not recognize an ADS holder as a beneficial owner and the ADS holder is unable to convert his/her ADSs into our common shares, the ADS holder could be deprived of the rights and benefits that holders of shares of our common stock have under Russian law.

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

Additionally, a Russian regulation was enacted that restricts the total number of shares of outstanding stock allowed to circulate outside of Russia through an ADS program. Under the regulation, not more than 35.0% of the total number of shares of outstanding stock of each class are allowed to circulate abroad in the form of newly-issued ADSs. Previous ADS programs, including our existing ADS program, should be exempt under a general grandfather rule. However, in the future, we may be required to reduce the size of our ADS program or to amend the depositary agreement for the ADSs. In addition, a maximum of 70.0% of the shares to be issued in the offering for a new ADS program may be placed outside of Russia, while the remaining 30.0% must be placed inside Russia through a broker or stock exchange.

The price of our ADSs may be volatile.

Although our ADSs are currently listed on The New York Stock Exchange, or NYSE, it is possible that an active public market for the ADSs will not be sustained. Furthermore, the price at which the ADSs trade could be subject to significant fluctuations caused by a wide variety of factors. In addition, the public markets for stock of companies providing wireless telecommunications, technology and Internet services and products have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of such companies. These market and industry factors may materially adversely affect the price of the ADSs, regardless of our operating performance. In the past, securities class action litigation has been instituted against us following periods of volatility in the market price of our securities. This type of litigation initiated against us could result in substantial costs and a diversion of management’s attention and resources.

You may not be able to benefit from the United States-Russia double tax treaty.

The Russian tax rules applicable to U.S. holders of the ADSs are characterized by significant uncertainties and by an absence of interpretive guidance. In accordance with Russian legislation, dividends paid to a non-resident holder generally will be subject to Russian withholding at a rate of 15.0% for legal entities and organizations and at a rate of 30.0% for individuals. This tax may be reduced to 5.0% or 10.0% for legal entities and organizations and to 10.0% for individuals under the United States-Russia double tax treaty.

However, the Russian tax rules applicable to ADS holders are characterized by significant uncertainties. Russian tax authorities have not provided any guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how the Russian tax authorities will ultimately treat those arrangements. In particular, it is unclear whether Russian tax authorities will treat U.S. holders as the beneficial owners of the underlying shares for the purposes of the United States-Russia double tax treaty. In 2005, the Ministry of Finance expressed an opinion that ADS holders (rather than the depositary) should be treated as the beneficial owners of the underlying shares for the purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that tax residencies of the ADS holders are duly confirmed. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities and courts will ultimately treat the ADS holders in this regard. If the Russian tax authorities were not to treat U.S. holders as the beneficial owners of the underlying shares, then the U.S. holders would not be able to benefit from the provisions of the United States-Russia double tax treaty and would consequently face additional tax liability and we would be obliged to withhold tax at standard rates when paying out dividends. See “Item 10—Additional Information—E. Taxation—Russian Tax Considerations” for additional information.

We have not historically paid dividends on our common stock and ADSs, which may make us less attractive to investors.

We have not historically paid dividends on our shares of common stock. At its board meeting on March 28, 2007, our board of directors voted to propose paying a dividend of 166.88 Russian rubles per share of our common stock (or approximately US$1.60 per ADS based on the Russian Central Bank exchange rate as of March 28, 2007) for 2006. If such a dividend payment is approved at our annual general meeting of shareholders on June 29, 2007, this would be the first ever dividend on our common stock paid by our company. We cannot assure you that the proposed dividend will be approved or that we will continue to pay dividends on our common stock and ADSs in the future and any decision by our company not to pay dividends or to reduce dividend payments in the future could materially adversely affect the value of our common stock or ADSs.

Our ability to pay dividends is limited by Russian law. For example, we are permitted to pay dividends only out of our net profits for the current year as calculated according to Russian accounting standards, which differs significantly from accounting principles generally accepted in the United States, which is the basis of accounting for our audited financial statements included herein. Because we may not pay dividends in the future, your return on an investment in the ADSs will likely depend on your ability to sell the ADSs for a profit. Further, as a result of paying dividends, our reliance on external sources of financing may increase, and our ability to make capital expenditures, investments and acquisitions could be materially adversely affected.

Holders of our ADSs may be unable to repatriate distributions on the ADSs and distributions are subject to fluctuations in the exchange rate between the Russian ruble and the U.S. dollar.

We anticipate that any dividends we pay in the future on the shares represented by the ADSs will be declared and paid to the depositary in Russian rubles and will be converted into U.S. dollars by the depositary and distributed to holders of ADSs, net of the depositary’s fees and expenses. Accordingly, the value of dividends received by holders of ADSs will be subject to fluctuations in the exchange rate between the Russian ruble and the dollar. Furthermore, the ability to convert Russian rubles into U.S. dollars is subject to the availability of U.S. dollars in Russia’s currency markets. Although there is an existing, albeit limited, market within Russia for the conversion of Russian rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, the further development of this market is uncertain. At present, there is no market for the conversion of Russian rubles into foreign currencies outside of Russia.

ITEM 4. Information on the Company

Overview

The VimpelCom group of companies includes cellular companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan and Tajikistan and, with our recently acquired companies, in Georgia and Armenia. We operate our telecommunications services in Russia, Kazakhstan, Ukraine, Tajikistan, Uzbekistan and Georgia under the “Beeline” brand name. We believe that “Beeline” is one of the most recognized brand names in Russia. We also continue to provide wireless telecommunications services in Kazakhstan under the “K-mobile and “EXCESS” brand names. In Armenia, we provide wireless telecommunications services under the “Armentel” brand name.

Based on independent estimates of the number of subscribers of our competitors, we estimate that our market share of subscribers in Russia was 31.7% as of December 31, 2006, compared to 34.3% as of December 31, 2005. We also estimate that, as of December 31, 2006, our market share of subscribers in Kazakhstan was approximately 49.5%, compared to 37.2% as of December 31, 2005. We estimate that our market share of mobile subscribers in Armenia, Uzbekistan, Tajikistan and Ukraine was approximately 38.2%, 28.2%, 8.9% and 3.8%, respectively, as of December 31, 2006. As of December 31, 2006, we had not commenced operations in Georgia.

Our license portfolio covers approximately 240.0 million people. Geographically, it covers 77 regions in Russia (with 136.5 million people, representing 94.0% of Russia’s population) as well as the entire territories of Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Armenia and Georgia. As of December 31, 2006, we held GSM licenses for seven out of Russia’s eight super-regions, including the Moscow license area. Additionally, as of December 31, 2006, we held GSM licenses for five smaller regions located within those seven super-regions and for four of the 15 regions within the Far East super-region, the only super-region in Russia for which we do not hold a regional GSM license.

As of December 31, 2006, we had a total subscriber base of approximately 55.1 million, compared to approximately 45.4 million as of December 31, 2005. Of the total number of our subscribers as of December 31, 2006, approximately 48.1 million, or 87.3%, were located in Russia. Our remaining subscriber base was located as follows: approximately 3.8 million subscribers, or 6.9%, in Kazakhstan, approximately 1.9 million, or 3.4%, in Ukraine, approximately 73,400, or 0.1%, in Tajikistan, approximately 766,500, or 1.4%, in Uzbekistan and approximately 452,000, or 0.8%, in Armenia.

Overall, our subscriber base increased by 21.4% in 2006. Our subscriber base in Russia, our principal market both in terms of subscribers and revenues, increased by 11.7% in 2006 compared to 2005. Our subscriber base in Kazakhstan, Ukraine and Tajikistan increased by 86.6%, 630.6% and 177.0%, respectively, in 2006 compared to December, 31, 2005.

History and Development

Our company is an open joint stock company organized under the laws of the Russian Federation. Our company was registered in the Russian Federation on September 15, 1992 as a closed joint stock company and re-registered as an open joint stock company on July 28, 1993. Our principal executive offices are located at 10 Ulitsa 8 Marta, Building 14, Moscow, Russian Federation 127083. Our telephone number at that location is +7 (495) 974-5888. Our web site can be found at http://www.VimpelCom.com.

In 1996, we became the first Russian company since 1903 to list on the New York Stock Exchange.

In December 1998, Telenor, Norway’s leading telecommunications company, became a strategic partner in our company. That same year, we became the first major wireless services provider in Russia to offer prepaid plans to our subscribers.

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

In September 2004, we began to implement our strategic plan to expand our operations into the CIS by acquiring KaR-Tel, a wireless services provider with a national GSM license in Kazakhstan. We continued our growth strategy throughout 2005 and 2006 by acquiring URS in Ukraine in November 2005, 60.0% of Tacom in Tajikistan in December 2005, Buztel and Unitel in Uzbekistan in January and February 2006, respectively, 51.0% of Mobitel in Georgia in July 2006 and 90.0% of Armentel in Armenia in November 2006. In July 2006, we merged Buztel into Unitel. In December 2006, we increased our stake in Tacom to 80.0% and in April 2007, we increased our stake in Armentel to 100.0%.

In November 2004 and May 2005, respectively, we completed the mergers of our subsidiaries, VimpelCom-Region and KB Impuls into VimpelCom. In April 2006 and May 2006, we completed the mergers of the Merged Companies into VimpelCom.

The majority of our capital expenditures are invested in our network development, in addition to acquiring existing wireless operators in various license areas. Our total capital investments for 2004 were approximately US$1,672.9 million, with US$1,241.9 million of capital expenditures for the purchase of long-lived assets and US$431.0 million for the acquisition of new entities (net of cash holdings of acquired companies), including DalTelcom, Beeline-Samara and KaR-Tel. Our capital investments for 2005 were approximately US$1,635.3 million for the purchase of property and approximately US$307.0 million for the acquisition of new entities (net of cash holdings of acquired companies), including STM, Sakhalin Telecom, URS and Tacom. Our capital investments for 2006 were approximately US$1,512.1 million for the purchase of property and approximately US$679.8 million for the acquisition of new entities (net of cash holdings of acquired companies), including Unitel, Buztel, Mobitel and Armentel. We believe that our capital expenditures during 2007 will remain consistent with the amount spent in 2006. We currently intend to invest in our network development in the countries in which we currently operate and in new acquisitions. The actual amount of our capital expenditures for 2007 will be influenced by the pace of subscriber growth over the remainder of the period. The capital expenditure amounts stated above do not include any amounts that may be invested in acquiring existing wireless operators in various license areas and/or in the purchase of cellular licenses in these areas. For more information on our principal capital expenditures and divestitures, including interests in other companies, see the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Mergers and Recently Completed Acquisitions,” “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing Activities” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future Capital Requirements.”

Competitive Strengths

We believe that we are well positioned to capitalize on opportunities in the Russian and CIS wireless telecommunications markets. We seek to differentiate ourselves from our competitors by providing innovative and high-quality wireless services packages, specialized customer care and a recognized brand name:

•

Recognized brand name. We market our services under our “Beeline” brand name in six countries (Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan and Georgia). We also operate under the “K-mobile” and “EXCESS” brand names in Kazakhstan. We launched our “Beeline” brand name in Ukraine in April 2006 and rolled out our “Beeline” brand name in Uzbekistan and Tajikistan in 2006 and in Georgia in 2007. Primarily as a result of our innovative marketing and licensing efforts, our “Beeline” brand name is among the most recognized brand names in Russia. For the past two years, our “Beeline” brand name has been named the most valuable brand in Russia by Interbrand Group, with a current estimated value of more than US$5.0 billion.

•

Product and service innovation. We offer wireless services packages designed to address the specific needs of major target market segments. Our contract services packages offer features targeted at large corporate and high value subscribers. We offer our business clients a wide range of GPRS-based services and we continue to seek out new products and services to provide our subscribers with faster access and easier usage. Our prepaid services packages offer features targeted at the mass market subscriber segment. In 2007, we expect to roll out new forms of messaging services, expand our mobile Internet services spectrum, and provide a wider and better range of information and entertainment, or infotainment, services.

•

Specialized customer care. We provide specialized customer service to our different subscriber segments. We believe that our ability to provide specialized customer service has helped us maintain a high level of subscriber satisfaction with our products and services and control churn.

•

Broad distribution network. As of December 31, 2006, we had one of the largest distribution networks for wireless services in Russia with over 2,580 independent dealers and over 32,850 points of sale. Our prepaid scratch cards could be purchased at over 158,640 locations throughout Russia. In 2006, our company collected cash from subscribers at over 87,870 points throughout Russia.

•

Unified, sophisticated wireless network. We believe that we are the only wireless operator in Russia to establish a unified wireless network system throughout our entire coverage area in Russia. This allows us to have a centralized billing system and uniform product launches. We build our wireless networks with advanced technology from the world’s leading wireless telecommunications equipment suppliers, such as Alcatel, Ericsson and Nokia, in order to provide our subscribers with high-quality, dependable networks capable of offering enhanced value added services and features. We provide GPRS service throughout our entire coverage territory in Russia and in December 2004, we were the first operator in Russia to commercially launch EDGE technology. EDGE is an advanced, high-speed data transmission technology that allows for faster data transmission, as well as the ability to transmit audio/video streaming. As of December 31, 2006, EDGE technology was in commercial operation in more than 45 regions in Russia. We expect to launch EDGE technology in an additional 10 regions in 2007.

Strategy

Our corporate strategy focuses on three major areas: extracting maximum value in Russia, growing our business in the CIS and capturing attractive opportunities to expand into adjacent areas. The cornerstones of this strategy are as follows:

•

Extract maximum value in Russia. According to AC&M Consulting, as of the end of 2006, there were 152.0 million wireless subscribers in Russia, where the penetration rate grew to 105.0%. As the wireless market in Russia has reached saturation, we are focusing less on subscriber market share growth and more on revenue growth. Our strategy is to continue revenue growth in Russia by:

•

Improving ARPU from our existing subscribers. Our current business plan focuses on increasing ARPU from our existing subscribers. As subscriber growth rates have slowed, the Russian cellular market has focused more on ARPU growth than on subscriber market share growth. In connection with our focus on revenue growth, for the first time, our ARPU increased on a year-to-year basis instead of decreasing. In 2006, our ARPU in Russia grew to US$7.9 from US$7.4 in 2005. In the long-term, we expect ARPU to gradually increase as Russia’s average disposable income also increases and as a result of the introduction and marketing of new, specialized products and services to existing subscribers and new corporate and business subscribers.

•

Increasing market share in high value segments. As the market in Russia has now matured, we believe that a key growth opportunity will be the acquisition of high value subscribers from our competitors. We continue to develop specific product and tariff solutions to attract this segment and we launched a number of both national and local tariffs aimed at this segment in 2006.

•

Improving subscriber loyalty. We recognize the need to continuously build and increase the loyalty of our subscribers, particularly in the high value segment. Accordingly, we have developed marketing activities specifically designed to promote subscriber loyalty.

•

Remaining competitive in the acquisition of subscribers that are looking for a new operator. Although the Russian cellular market has reached saturation, churn remains relatively high due to the absence of handset subsidies and the large number of prepaid subscribers. In addition, every year there are a number of new mobile users entering the market who are using mobile phones for the first time (in particular, school-age children). As such, we believe that we can continue to attract a solid number of new subscriber acquisitions each year and we remain focused on attracting these segments.

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

•

Grow our business in the CIS. With our recent acquisitions of wireless companies in the CIS, we believe that we are well positioned to become a leading international telecommunications service provider. We will continue to expand our commercial operations in the CIS by• leveraging the strengths of our unified national business model, which we have designed and implemented in Russia. This business model draws on our considerable knowledge, experience and expertise with respect to technology and customer service. In 2006, we successfully rolled out the core elements of this unified business and technology platform to many of our acquired companies in the CIS and intend to continue to roll it out in each of the markets of the CIS where we operate. We believe that implementing our unified business model throughout the CIS will enable us to more quickly build a sophisticated network infrastructure, increase network standardization and achieve greater economies of scale in the areas of sales and marketing, customer service, information technology, billing and human resources. We also intend to introduce our “Beeline” brand name across our CIS mobile operations, which will provide us with a single, strong, international brand name from which to market our services and products. Furthermore, we remain interested in further acquisitions in the CIS, should opportunities arise on favorable terms.

•

Capture attractive opportunities to expand into adjacent areas. As part of our overall business strategy, we will also explore attractive opportunities to expand into adjacent areas where our experience and existing platforms provide a strong foundation for successful execution.

In addition to these three primary strategic areas, we are also focusing on promoting greater efficiency throughout our operations and on building and sustaining strong management capabilities, including fostering open communications and a transparent operating structure.

GSM Licenses

We hold GSM licenses for seven out of eight of Russia’s super-regions: the Moscow license area, the Central and Central Black Earth license area, the North Caucasus license area, the Northwest license area (which includes the City of St. Petersburg), the Siberian license area, the Ural license area and the Volga license area. In total, our super-regional GSM licenses cover approximately 94.0% of Russia’s population and permit us to operate a unified dual band GSM-900/1800 network. Five out of our seven super-regional GSM licenses in Russia, including our GSM license for the Moscow license area, will expire in April 2008. For a description of some of the risks associated with the expiration of these licenses, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Five out of our seven super-regional GSM licenses in Russia, including our GSM license for the Moscow license area, will expire in 2008 and any failure on our part to extend existing licenses or procure new licenses to replace our existing licenses may have a material adverse effect on our business and results of operations.”

Our GSM license for the Ural super-region was previously held by Vostok-Zapad Telecom. On April 28, 2006, we completed the merger of Vostok-Zapad Telecom into VimpelCom. Following the completion of the merger of Vostok-Zapad Telecom into VimpelCom, we promptly filed applications to re-issue the licenses, frequencies and permissions that were previously held by Vostok-Zapad Telecom to VimpelCom. To date, all the licenses previously held by Vostok-Zapad Telecom have been re-issued to us; however, not all of the frequencies and permissions previously held by Vostok-Zapad Telecom have been re-issued. For a description of some of the risks associated with the reissuance of the frequencies and permission, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If the frequencies and permissions previously held by the Merged Companies are not re-issued to us, or are not re-issued to us in a timely and complete manner, our business may be materially adversely affected.”

We do not currently hold a GSM super-regional license for the Far East super-region of Russia. As a result of our acquisitions of DalTelecom and STM, we currently hold GSM-1800 and D-AMPS licenses in four of the 15 regions within the Far East super-region: Amur Region, Kamchatka Region, Khabarovsk Krai and Sakhalin region.

In addition to the seven super-regional GSM licenses, we hold GSM licenses for the following five territories, all of which are located within the seven super-regions: Kaliningrad, within the Northwest region; Samara, within the Volga region; Orenburg, within the Ural region; and the Kabardino Balkarskaya Republic and the Karachaevo Cherkesskaya Republic, both within the North Caucasus region.

KaR-Tel holds a national GSM license for the entire territory of Kazakhstan. URS holds a GSM-900 license that covers the entire territory of Ukraine and a GSM-1800 license that covers 24 of Ukraine’s 27 administrative regions (including the Kyiv Region, but excluding the City of Kyiv, the Dnipropetrovsk Region and the Odessa Region). Our acquisition of URS is currently being challenged by Telenor. For a discussion of some of the risks associated with our acquisition of URS, please see the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We have a limited non-compete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions, which may hinder our company’s ability to expand and/or compete in such regions and may lead to a further deterioration in the relationship between our two strategic shareholders,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our acquisition of URS is being challenged by Telenor and may be challenged by other parties” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—The Telenor Nominees are alleging possible conflicts of interest arising from the alleged business relationships between the Alfa Group Nominees and the sellers of URS, and are claiming that our disclosure with respect to the URS acquisition is inadequate.”

Tacom holds national GSM-900/1800, UMTS and AMPS licenses for the entire territory of Tajikistan. Unitel holds national GSM-900 and 1800 licenses covering the entire territory of Uzbekistan. Armentel is a fixed-line and mobile operator, which holds a license in the GSM-900 standard for the entire territory of Armenia and a radio frequency permit for fixed-line communications with CDMA equipment. Mobitel holds GSM-1800 licenses for the entire territory of Georgia. It also holds licenses for radio frequency spectrum and numbering capacity usage.

On April 20, 2007, the Federal Communications Agency announced that our company was awarded one of three 3G licenses. For additional information relating to the risks relating to the 3G license award, see the section of this Annual Report on Form 20-F entitled “Item 3—Risk Factors—Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially adversely affect our business.”

The following tables summarize the principal terms of our GSM licenses, including the license areas, issue dates, start-of-service requirements, expiration dates, line capacity requirements and territorial coverage requirements.

Principal Terms of our Super Regional GSM Licenses in Russia(1)

	Issue Date	Expiration Date
Moscow	Apr. 28, 1998	Apr. 28, 2008
Central and Central Black Earth	Apr. 7, 2000	Apr. 28, 2008
North Caucasus	Apr. 7, 2000	Apr. 28, 2008
Northwest	Sep. 12, 2002	Sep. 12, 2012
Siberian	Apr. 7, 2000	Apr. 28, 2008
Ural(2)	Nov. 14, 2002	Nov. 14, 2012
Volga	Apr. 7, 2000	Apr. 28, 2008

(1)	In connection with the mergers of VimpelCom-Region and KB Impuls into VimpelCom, the licenses previously held by VimpelCom-Region and KB Impuls were re-issued to VimpelCom. Unlike the previous licenses, the newly reissued licenses do not set forth any start-of-service, territorial coverage or line capacity requirements.

(2)	We hold (i) a GSM license covering all 12 territories of the Ural super-region, which has certain requirements related to the licensed territories; (ii) a GSM-900/1800 license for the following territories within the Ural super-region: Komi Republic, Udmurtskaya Republic, Kirov region, Kurgan region, Sverdlovsk region, Yamal Nenets autonomous district, the city of Kudymkar, Kudemkar metropolitan region, Yus’vinsky metropolitan region, Yurlinsky metropolitan region, Kochevsky metropolitan region, Kossinsky metropolitan region, Gaynsky metropolitan region; and (iii) a GSM-1800 license for the following territories within the Ural super-region: Orenburg region, Tyumen region, Chelyabinsk region, Hanty-Mansiysky autonomous district - Yugra, Permsky krai (not including the city of Kudymkar), Kudymkar metropolitan region, Yus’vinsky metropolitan region, Yurlinsky metropolitan region, Kochevsky metropolitan region, Kossinsky metropolitan region and Gaynsky metropolitan region. Following the completion of the merger of Vostok-Zapad Telecom into VimpelCom, we promptly filed applications to re-issue the licenses, frequencies and permissions that were previously held by Vostok-Zapad Telecom to VimpelCom. To date, all the licenses previously held by Vostok-Zapad Telecom have been re-issued to us. However, the frequencies and permissions previously held by Vostok-Zapad Telecom have not yet been re-issued. For a description of some of the risks associated with the re-issuance of the frequencies and permissions previously held by Vostok-Zapad Telecom to VimpelCom, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If the frequencies and permissions previously held by the Merged Companies are not re-issued to us, or are not re-issued to us in a timely and complete manner, our business may be materially adversely affected.”

Principal Terms of our Territorial GSM Licenses in Russia

				Certain Requirements(1)
License Area	Issue Date	Start-of- Service Requirement	Expiration Date	Compliance Date	Line Capacity No Less Than	Population Coverage (%)
Amur Region(2)	Jan. 10, 2002	July 10, 2003	Jan. 10, 2012	n/a	n/a	n/a
Kabardino Balkarskaya Republic(3)	Mar. 17, 2000	Mar. 17, 2001	Mar. 17, 2010	Dec. 31, 2001	500	5.0%
				Dec. 31, 2002	1,300	10.0%
				Dec. 31, 2004	3,000	30.0%
				Dec. 31, 2009	5,000	60.0%
Kamchatka Region(4)	Jan. 10, 2002	July 10, 2003	Jan. 10, 2012	n/a	n/a	n/a
Karachaevo Cherkesskaya Republic(5)	May 19, 2000	May 19, 2001	May 19, 2010	Dec. 31, 2001	100	10.0%
				Dec. 31, 2010	40,000	60.0%
Khabarovsk Krai(6)	Jan. 10, 2002	July 10, 2003	Jan. 10, 2012	n/a	n/a	n/a
Orenburg(7)	June 13, 2000	Aug. 15, 2001	June 13, 2010	n/a	n/a	n/a
Sakhalin(8)	Oct. 18, 2001	April 18, 2003	Oct. 18, 2011	Dec. 31, 2002	1,000	n/a
				Dec. 31, 2005	10,000
				Dec. 31, 2011	30,000
Samara(9)	April 17, 2002	Oct. 17, 2003	April 17, 2012	n/a	n/a	n/a

(1)	In connection with the re-issuance of the licenses previously held by the Merged Companies, VimpelCom received newly re-issued licenses, which, unless otherwise noted, do not contain any of these requirements.

(2)	The GSM-1800 license for the Amur Republic, which is part of the Far East super region, was previously held by DalTelecom. On April 28, 2006 and May 31, 2006, we completed the mergers of the Merged Companies into VimpelCom. Following the completion of the mergers, we promptly filed applications to re-issue the licenses, frequencies and permissions that were previously held by the Merged Companies to VimpelCom. All the licenses previously held by the Merged Companies were re-issued to VimpelCom. However, some of the frequencies and permissions previously held by the Merged Companies are currently in the process of being re-issued to us. For a description of some of the risks associated with the re-issuance of the frequencies and permissions previously held by the Merged Companies to VimpelCom, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If the frequencies and permissions previously held by the Merged Companies are not reissued to us, or are not reissued to us in a timely and complete manner, our business may be materially adversely affected.”

(3)	The GSM-900 license for the Kabardino Balkarskaya Republic, which is part of the North Caucasus super region, is held by Kabardino Balkarsky GSM.

(4)	The GSM-1800 license for the Kamchatka Republic, which is part of the Far East super region, was previously held by DalTelecom. See Note (2).

(5)	The GSM-900 license for the Karachaevo Cherkesskaya Republic, which is part of the North Caucasus super region, is held by Karachaevo Cherkessk TeleSot.

(6)	The GSM-1800 license for Khabarovsk Krai, which is part of the Far East super region, was previously held by DalTelecom. See Note (2).

(7)	The GSM-900/1800 license for the Orenburg region, which is part of the Ural super region, was previously held by Orensot. See Note (2).

(8)	The GSM-1800 license for the Sakhalin region, which is part of the Far East super-region, is held by STM.

(9)	The GSM-1800 license for Samara, which is part of the Volga super-region, was previously held by Beeline-Samara. See Note (2).

Principal Terms of our GSM Licenses in the CIS

License Area	Issue Date	Expiration Date	Territorial Coverage
Kazakhstan(1)	Aug. 24, 1998	Aug. 24, 2013	Entire territory of Kazakhstan
Uzbekistan(2)
Unitel - GSM-900/1800	Jan. 6, 2005	Aug. 6, 2016	Entire territory of Uzbekistan
Buztel - GSM-900/1800	July 21, 2005	July 21, 2020	Entire territory of Uzbekistan
Ukraine(3)
GSM-900	Jan. 13, 2004	April 28, 2010	Entire territory of Ukraine
GSM-1800	Oct. 14, 2005	Oct. 14, 2010	23 out of 27 administrative regions
GSM-1800	Dec. 15, 2005	Dec. 15, 2020	The Kyiv region
Tajikistan(4)	June 18, 2004	June 18, 2009	Entire territory of Tajikistan
Armenia(5)	March 3, 1998	March 3, 2013	Entire territory of Armenia
Georgia(6)	Aug. 30, 2005	July 23, 2013	Entire territory of Georgia

(1)	KaR-Tel holds a national GSM-900 license.

(2)	Buztel previously held GSM-900/1800 licenses. Unitel holds GSM-900/1800 licenses. On July 24, 2006, we merged Buztel into Unitel. Unitel filed applications for the re-issuance of Buztel’s licenses and related frequencies and permissions to Unitel (the license was cancelled and all the frequencies which were previously held by Buztel were re-issued to Unitel as an amendment to its license). Licenses, frequencies and permissions were re-issued to Unitel in a timely manner and on the same terms and conditions as the licenses of Buztel.

(3)	URS holds GSM-900/1800 licenses.

(4)	Tacom holds national GSM-900/1800, UMTS, and AMPS licenses.

(5)	Armentel holds a license in the GSM-900 standard.

(6)	Mobitel holds GSM-1800 licenses. On July 12, 2006, we acquired a 51.0% interest in Mobitel and a call option for the remaining 49.0% interest.

Services

We generally offer the following wireless services to our subscribers:

•	voice telephony service;

•	value added services using such technologies as Unstructured Supplementary Services Data, or USSD, Sim ToolKit, Cell Broadcast, WAP, GPRS and MMS, and in select areas, EDGE technology;

•	access to both national and international roaming service; and

•	other services.

Voice telephony services

We primarily offer our services to our subscribers under two types of payment plans: contract plans and prepaid plans. As of December 31, 2006, approximately 3.8% of our subscribers in Russia were on contract plans and approximately 96.2% of our subscribers in Russia were on prepaid plans. As of December 31, 2006, approximately 1.2% of our subscribers in the CIS, excluding Russia, were on contract plans and approximately 98.8% of our subscribers in the CIS were on prepaid plans. For more information on our tariff plans, please see “—Tariff Plans” below.

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

•

Messaging. In 1999, we introduced SMS to our subscribers. SMS enables our subscribers to exchange short text messages with other subscribers in our network, as well as subscribers of some of our competitors. In May 2002, we launched MMS on a trial basis, free of charge. In January 2004, we started charging for MMS service. In September 2005, we introduced “SMS Packages,” which allows our subscribers to purchase at a discount SMSs in groups of 25, 50 and 300. In March 2007, we introduced “Talking Letter,” which enables our customers to exchange short voice messages with other subscribers in our network.

•

Infotainment. We provide numerous infotainment services to our subscribers through our “Beeonline” portal and consider ourselves a leader in providing dynamic infotainment services to our subscribers. Most recently, in late 2006, we were the first Russian operator to provide our subscribers with music content offered by two major music companies (Warner Music International and Universal) to subscribers’ mobile phones. Using this service, our subscribers can download and then listen to songs from a large database of music directly on their handsets. In 2006, we also rolled out a new version of our WAP-portal. The WAP-portal provides our subscribers with entertainment and useful information, such as how to download content onto their mobile phones.

•

Mobile Internet. Our various mobile Internet services give our subscribers access to the Internet via mobile devices, such as mobile handsets, personal digital assistants and laptops. We launched commercial GPRS-WAP and GPRS-Internet services in April 2002. GPRS is the second generation of high-speed data transmission techniques and Internet connectivity for mobile phones. With GPRS, subscribers can access the Internet any time and any place. We currently provide GPRS services both to our contract and prepaid subscribers in 75 regions of Russia and while traveling internationally. As of December 31, 2006, we had 285 GPRS roaming partners in 120 countries. In addition, we are currently introducing WLAN services to our subscribers in the Moscow license area and EDGE technology in several regions of Russia. EDGE is an advanced, high-speed data transmission technology that allows for faster data transmission, as well as the ability to transmit audio/video streaming. We launched a new GPRS initiative called the “GPRS4ALL” Project in April 2006, which we completed in October 2006 in all the Russian regions within which we operate. The aim of this project was to connect all existing and new subscribers to our GPRS services. In addition, we have recently introduced a new flexible tariff scheme for GPRS-Internet, including a “Night Internet” tariff plan that allows our subscribers to use the Internet at discounted prices during evening hours.

•

M-Commerce. We offer M-Commerce services that enable our subscribers to purchase goods and services directly through their cell phones. Since its introduction in early 2005, the range of goods and services accessible to our subscribers through this service has increased. For example, our subscribers now have the ability to make payments for Internet services through their cell phones. By summer 2007, our subscribers will also be able to make payments for vending machines, cinema tickets and utilities through their handsets. We are also working on a program that allows our subscribers to top up their Beeline accounts via their mobile phone by direct debit from their bank/ATM cards. As of the end of 2006, we have launched this service with two partner banks, including Alfa Bank, and plan to increase the number of participating banks in 2007.

•

Services for our corporate and high value users. We provide our corporate and high value users with additional value added services, such as Fixed Mobile Convergence, which provides unified phone numbers for office and mobile telephones, Wireless PBX, a special virtual private network for corporate clients, access to corporate networks via GPRS, which allows subscribers to access corporate email and other resources via their cell phone, and corporate SMS, e-mail and voice services. In 2006, we introduced several new products and services for our corporate clients, such as “Mobile Office,” a turnkey solution for access to corporate resources from laptops through data transmission via GPRS and others, “Favorite Region,” a program that allows our corporate subscribers to make intercity calls to their regional business divisions with 50.0% discounts and “All Included,” a service that provides unlimited local mobile traffic on numbers in a single account.

•

Services designed to improve customer convenience. We offer three major customer convenience products: “Universal Payment System,” “Flexible Recharge” and “Services Management.” Through the “Universal Payment System,” our subscribers can make payments from a number of convenient locations throughout Russia (including our sales offices, dealers sales outlets, supermarkets, bank branches, gas stations, ATM machines and the Internet). Prepaid subscribers may also replenish their prepaid balances using this service. “Flexible Recharge” offers further convenience to our subscribers by providing them with additional ways to replenish their accounts. With this service, our subscribers can activate a payment card for another account. “Services Management” allows our subscribers to turn on and off value added services, change billing plans and request information about outstanding balances and fees, billing plans and lists of activated services, etc. Access to “Services Management” is provided via USSD, interactive voice response, the SIM Toolkit or the Internet. USSD technology allows for the transmission of information through our GSM network, which provides us with another way to offer value added services to our subscribers. USSD provides subscribers with a faster, more convenient method to activate prepaid scratch cards and “Universal Payment Cards,” become notified of remaining prepaid balances and gain access to “Beeonline” and “Services Management.”

Roaming

Roaming allows our subscribers, and subscribers of other wireless operators, to receive and make international, local and long distance calls while outside of their home network. Our roaming service is instantaneous, automatic and requires no additional equipment. Because GSM interacts with other standards used by our roaming partners, GSM subscribers can make and receive calls in other locations that also operate a GSM network. As of December 31, 2006, we had active roaming agreements with 540 GSM providers in 194 countries in Europe, Asia, North America, South America, Australia and Africa. In addition, as of December 31, 2006, we provided GPRS roaming with 276 operators in 113 countries, including all major European countries and the United States. As of December 31, 2006, we also had domestic roaming agreements with 49 regional GSM providers in Russia, which provide roaming for our subscribers in more than 220 cities across Russia. We expect to continue entering into additional roaming agreements around the world and in Russia.

Roaming is provided through individual agreements between us and our roaming partners. Generally, each agreement provides that the operator hosting the roaming call send us a bill for the roaming services used by our subscriber while on the host’s network. We pay the host operator directly for the roaming services and then bill the amount due for the provision of roaming services in our subscriber’s monthly bill.

We also have both international and domestic (TAP-file based) roaming services for our prepaid GSM subscribers. In 2003, we became the first Russian wireless company to launch customized application for mobile network enhanced logic, or CAMEL, an intra-network prepaid roaming service. This service allows prepaid subscribers to automatically receive access to roaming services provided they have a positive balance on their accounts. We believe that CAMEL is a unique business service proposition that allows us to implement real time cost control, provide more dynamic service to our clients and reduce bad debt. As of December 31, 2006, we provided CAMEL roaming with 109 operators in 86 countries.

In the CIS, we have entered into roaming arrangements for international and domestic services in each of the countries in which we operate. In 2006, Tacom and URS launched GPRS based roaming services and we also implemented CAMEL throughout Uzbekistan, Ukraine and Tajikistan.

As of December 31, 2006, Kar-Tel had roaming agreements with 269 GSM providers in 101 countries, GPRS roaming with 22 operators in 16 countries and CAMEL roaming with 10 operators in eight countries; Unitel had roaming agreements with 148 providers in 83 counties and CAMEL roaming with four providers in four countries; URS had roaming agreements with 117 providers in 81 countries, GPRS roaming with one operator and CAMEL roaming with 27 operators in 24 countries; Tacom had GPRS roaming with four providers and CAMEL roaming with four providers in four countries; and Armentel had roaming agreements with 181 GSM providers in 80 countries. As of December 31, 2006, we did not have roaming arrangements for our subscribers in Georgia.

Tariff Plans

We offer to both our contract and prepaid subscribers a variety of tariff plans, each appealing to a specific subscriber segment and designed to fit different calling patterns. Our principal tariff plans are marketed under our “Beeline” trade name in Russia and Kazakhstan. In addition, we continue to market our services under the “K-mobile” and “EXCESS” brand names in Kazakhstan. In 2006, we launched our “Beeline” brand name in Ukraine, Uzbekistan and Tajikistan. In 2007, we plan to begin commercial operations under the “Beeline” brand name in Georgia and to roll out our “Beeline” brand name in Armenia.

In 2006, we launched five national Russian ruble-denominated tariffs plans for our prepaid subscribers with no monthly fees: “Speak Easy” (a plan with one uniform price for all outgoing calls), “Family” (a plan that offers a 50.0% discount on all calls to other “Beeline” subscribers), “City” (calls to fixed telephone lines are set at a low price of 1.5 Russian rubles per call), “Click & Speak” (a plan with one low price for all Internet access) and “Want to Speak” (a plan that offers a 90.0% discount after subscribers use their phones for a set number of minutes of outgoing calls per day).

We also launched in 2006 a number of local tariff plans in addition to the national ones described above. The most popular local tariff plan that we offer is “Friends,” a plan with one uniform price for all outgoing calls and no monthly fee.

The following tables summarize the material terms of our most popular tariff plans as of December 31, 2006, excluding value added tax (except for in Uzbekistan):

Tariff Plans in Russia

	Prepaid Plans					Contract Plans(1)
	Speak Easy	Family	City	Click & Speak	Want to Speak	Live Easy 60-480	Free Style
Connection	Federal or Local	Federal	Federal	Federal	Federal or Local	Federal or Local	Federal or Local
Monthly fee (US$)	None	None	None	None	None	12.00-70.00	139.00-165.00
Monthly airtime for local calls	None	None	None	None	None	60-480 minutes	Unlimited
Per minute, local calls (US$)	Prices vary depending on the region of Russia where the subscriber is located.					0.10-0.19	None

(1)	Not all contract plans are available in every region of Russia.

Tariff Plans in Kazakhstan

	Prepaid Plan	Contract Plans
	Beeline “Speak Easy”	“K-mobile” (Various Plans)(1)	“K-mobile” Gold	“K-mobile” Platinum
Connection	Federal	Federal	Federal	Federal
Monthly fee (US$)	None	None	7.50	11.20
Monthly airtime for local calls	None	None	30 minutes	60 minutes
Per minute, local calls (US$)	0.28	0.14-0.33	0.16-0.28	0.15-0.26

(1)	Includes the following “K-mobile” contract plans: Standard, Business, Business + and Classic.

Tariff Plans in Ukraine

	Prepaid Plans	Contract Plans
	Various Plans(1)	Sweet Life	Personal	Expert	Manager	Free Style
Connection	Federal	Federal	Federal	Federal	Federal	Federal
Monthly fee (US$)	None	None	4.12	4.12	53.63	105.61
Monthly airtime for local calls	None	None	None	None	500-1,000	1,000 - unlimited
Per minute, local calls (US$)	0.002-0.16	0.08-0.16	0.00-0.16	0.00-0.12	0.01-0.11	0.11

(1)	Includes the following prepaid plans: Simple Things, Popular, Speak Easy and others.

Tariff Plans in Uzbekistan(1)

	Prepaid Plans			Contract Plans
	Live Easy	Want to Talk	Simple Things	Jive	Step	Salsa	Tango	VIP Lux	VIP Elite
Connection	Local	Local	Local	Local	Local	Local	Local	Local	Local
Monthly fee (US$)	None	None	None	5.00	10.00	16.00	25.00	65.00	90.00
Monthly airtime for local calls	None	None	None	None	200	400	800	3,000	6,000
Per minute, local calls (US$)	0.03-0.10	0.02-0.10	0.02-0.10	0.02-0.07	0.02-0.05	0.02-0.04	0.02-0.03	0.03	0.02

(1)	Prices include VAT of 20.0%.

Tariff Plans in Tajikistan

Prepaid Plan
Simple Things
Connection	Local
Monthly fee (US$)	None
Monthly airtime for local calls	None
Per minute, local calls (US$)	0.02-0.12

Tariff Plans in Armenia

	Prepaid Plans		Contract Plans
	Easy	Go	Basic	Corporate(1)
Connection	Federal	Federal	Federal	Federal
Monthly fee (US$)	None	None	8.08	6.79-4.02
Monthly airtime for local calls	None	None	None	None
Per minute, local calls (US$)	0.12-0.15	0.11	0.08-0.10	0.04-0.08

(1)	Includes the following plans: Standard, Universal, Premium, Team and Corporation.

Customer service

We place a high priority on providing consistently high quality customer service to our subscribers. We provide customer service in both Russian and English, 24 hours a day, seven days a week. We now have customer service centers in all of our sales offices throughout the country, including 15 dedicated walk-in centers in Moscow. In addition, we handle the majority of our customer contacts through 13 call centers. Automation has significantly improved our ability to provide high quality customer service to our subscribers. As of December 31, 2006, we employed approximately 3,500 service representatives in our subscriber service department (of which approximately 3,050 were in Russia and approximately 450 were in the CIS), as well as a varying number of personnel on temporary contracts in support functions. Service representatives handle subscriber activation and disconnection, follow up with subscribers who are late in paying their bills and answer questions regarding equipment usage, billing and disconnection due to lack of payment. We have invested and will continue to invest in our information technology, billing systems and customer service, including the development of call centers. We have also implemented a knowledge base system for customer service in all the regions of Russia where we operate.

Customer Payments and Billing

In 2002, we installed a new Customer Care and Billing system, called CCBS Ensemble, to support expected subscriber growth, geographic expansion and the introduction of new services. The accuracy and flexibility of CCBS Ensemble are important components in our strategy to provide efficient and responsive customer service and also permit us to generate accurate and timely subscriber information and analysis. Through CCBS Ensemble, we have integrated our billing, ordering and collection processes onto a single platform, which eliminates the need for redundant systems and enhances our customer service. CCBS Ensemble has supported and will continue to support us in the rapid deployment of advanced next generation services, such as online stock quotes, traffic reports and entertainment services using mobile devices. It has also been instrumental in enabling us to become the first wireless telecommunications operator to offer commercial GPRS in Russia.

In order to reduce our exposure to U.S. dollar devaluation, we established an internal exchange rate for subscriber invoices and began requiring payment for subscriber invoices specified in U.S. dollar equivalents to be made in Russian rubles based on our fixed exchange rate of 28.7 Russian rubles. In order to meet Russian legal requirements, we plan to migrate all of our U.S. dollar linked tariff plans to Russian ruble denominated tariff plans in July 2007. For more information, please see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—As we switch to Russian ruble denominated tariff plans, our business and results of operations may be materially adversely affected.”

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

Businesses and governmental entities that use mobile services on a contract basis are grouped together as part of our “corporate” segment and further subdivided according to the number of personnel employed by the entity: (1) large corporate subscribers are those with more than 600 employees, and (2) small and medium-size business subscribers are those with 600 employees or less.

As of December 31, 2006, we had a total corporate subscriber base of approximately 1.84 million, of which approximately 66.0% were comprised of small and medium-size businesses and approximately 44.0% were comprised of large corporate subscribers, compared to approximately 1.31 million as of December 31, 2005. Our corporate segment generated approximately 9.0% of our total revenues in 2006.

The typical large corporate subscriber is less price sensitive, uses more airtime and pays on a contract basis for our wireless services. We provide our corporate and high use subscribers with a range of additional value added services, including specialized customer service, tailored pricing arrangements and access to sophisticated technical opportunities, such as individual corporate wireless networks.

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

Advertising

We advertise our services and products under the “Beeline” brand name, which we believe is one of the most recognized brand names in Russia. In April 2005, we launched a marketing campaign to re-style our major brand name, changing it from “Bee Line GSM” to “Beeline.” As part of the campaign, we introduced a new logo and unveiled a new corporate strategy, which focuses on customer service and building longer-term relationships with our subscribers. We provide promotional information in our subscriber invoices and on our prepaid cards to inform subscribers of alternative pricing arrangements, dealer locations and new value added services targeted to specific market segments. Advertising has been placed in popular publications, on radio and television and via outdoor media. We conduct our advertising campaigns in cooperation with our licensees to further increase the exposure of the “Beeline” brand name. We derive substantial marketing benefits from brand recognition, both with existing subscribers traveling outside of our service areas and with potential new subscribers moving into our license areas. We also work with dealers on joint advertising and to ensure that the integrity and high quality image of the “Beeline” brand name is preserved. For the past two years, our “Beeline” brand name has been named the most valuable brand in Russia by Interbrand Group, with a current estimated value of more than US$5.0 billion.

Distribution and marketing

As of December 31, 2006, we had one of the largest distribution networks for wireless services in Russia with over 2,580 independent dealers and over 32,850 points of sale. In 2005, we entered into dealer agreements with five national wireless retail chains in Russia and in 2006, we entered into dealer agreements with an additional two national wireless retail chains in Russia. As of the end of 2006, the seven agreements with the national chains collectively had over 8,260 points of sale across Russia. In addition, as of December 31, 2006, our prepaid scratch cards could be purchased at over 158,640 locations across Russia. We sell prepaid scratch cards at our sales offices as well as through a network of dealers and various retail distribution channels, such as bank branches, supermarkets, grocery stores, kiosks, restaurants and gas stations. Subscribers may also replenish their prepaid balances and pay credit invoices through our “Universal Payment System” service. Subscribers can make payments through the “Universal Payment System” at one of many cash collection points located throughout Russia (including our sales offices, dealers’ sales outlets, supermarkets, bank branches, gas stations, ATM machines and the Internet). In 2006, our company collected cash from subscribers at over 87,870 points throughout Russia.

Our distribution strategy currently focuses on making our products and services more affordable and available to potential new and existing subscribers. As a result of this strategy, we tend to attract a greater mix of mass-market subscribers, most of whom enroll through independent dealers as compared to our corporate and high value customers who mostly enroll directly with us.

Dealer commissions in Russia continued to decline in 2006. In 2006, we continued implementing our distribution platform for sales throughout the CIS and have introduced a unified process for dealer commission payments in each of the countries in which we operate. Average dealer commissions tend to be lower in the CIS countries and in regions of Russia outside of the Moscow license area. As the proportion of prepaid subscribers was higher as a percentage of our total subscriber base and dealer commissions per subscriber were decreased in our dealer agreements, our average dealer commissions per subscriber have decreased. We expect dealer commissions to remain stable in 2007. We believe that we enjoy a good relationship with our dealers. We believe that our prompt and accurate payments to dealers, our timely delivery of products and services and our dealer relationship policies provide us with an advantage over our competitors.

The table below sets forth the dealer commissions in Russia and the CIS as of December 31, 2006 (in U.S. dollars, per subscriber):

	New Contract Subscribers	New Prepaid Subscribers
Russia	6-100	6-25
Kazakhstan	3.2-12	4.61
Ukraine	1-2	2.5
Tajikistan	3- 6	4.5
Uzbekistan	1.2-12	3.77
Armenia	—	12.0% of the starting balance (US$0.78)

Loyalty programs

Our loyalty programs are designed to retain our existing subscribers. We take a segmented approach to retaining our customers. We offer dedicated service managers to our high-revenue generating customers, as well as various loyalty programs that provide our customers with benefits for remaining a “Beeline” customer.

In March 2005, we launched our “Hi-Light Club” loyalty program for our high value (high ARPU) subscribers in the Moscow license area. Throughout 2005 and 2006, we introduced numerous services for our Hi-Light Club members, including dedicated customer service by phone and in our sales offices, discounts on handsets, free calls on the subscribers’ birthday, US$5 credit for prepaid subscribers and special services from our partners. In February 2007, we introduced this program throughout the other regions of Russia.

In December 2006, we launched a new service called “Trusted Payment” aimed at increasing subscriber loyalty and decreasing the amount of time our subscribers are “silent.” This service provides our prepaid subscribers with a “short-term credit” in the event they are unable top up their balance. In April 2006, we launched a loyalty family program called “Malina” in the Moscow license area with other vendors and service providers. Through a variety of incentives, this program aims to decrease churn among our mass market subscribers, increase usage of “Beeline” services and attract target market subscribers from our competitors. As of the end of 2006, there were approximately 1.0 million Moscow families participating in this program.

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

The table below sets forth certain information on our network equipment as of December 31, 2006:

	GSM Base Stations	Base Station Controllers	Switches	Territorial Coverage
Russia	19,241	549	141	2.6 million sq. kilometers
Kazakhstan	1,791	39	8	15 major cities
Ukraine	1,653	22	7	16 major cities
Tajikistan	107	3	1	13 major cities
Uzbekistan	626	8	6	14 major cities
Armenia	205	6	2	11 major cities
Georgia	10	2	1	2 major cities

In 2007, our network development in Russia will focus on increasing our current network capacity to meet planned subscriber growth and network quality targets as well as on expanding regional network coverage in small towns. In Moscow, we intend to expand indoor and underground coverage, more rapidly adjust our network capacity to changing market demands and upgrade to new products. We also plan on strengthening our wireless networks in Tajikistan and Ukraine and expanding network coverage in Kazakhstan and Uzbekistan. In 2006, we also began our network development in Armenia and Georgia. The first phase of network development in the CIS is to cover all the big cities and areas along the main roads.

We have designed, put into operation and are constantly developing “BeeNet,” our fiber optic network designed to connect base stations and base station controllers to, the switches and to interconnect our mobile and gateway switches and platforms and to connect our network to other telecom operators. As of December 31, 2006, our fiber optic network in Russia included over 1,700 telecommunications nodes to which virtually all base stations are connected either directly or through microwave technology. As of December 31, 2006, we had approximately 7,670 kilometers of fiber optic cable in Russia, including 2,490 kilometers of long distance (intercity) fiber optic cable. We have an additional 4,950 kilometers of fiber optic cable currently under construction in Russia. The development of our fiber optic network is in accordance with the expansion plans of our GSM networks. Our fiber optic network is intended to help us resolve transmission capacity problems, increase reliability and quality and be independent from the providers of transmission lines. To the extent excess capacity is available on our fiber optic network, we lease the excess capacity to third parties. In 2005 and 2006 our revenues from leasing excess fiber optic capacity were approximately US$1.4 million and US$2.2 million, respectively.

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

In order to provide a stable and error-free operation of our wireless networks, our maintenance personnel perform daily software and database integrity checks. Base stations are inspected on a rotational basis periodically. The base station inspection includes checking the battery, power supply and combiners.

Interconnect arrangements and telephone numbering capacity

We need access to a wireline network to enable our subscribers to initiate calls to, and to receive calls from, persons using wireline networks. Our interconnect agreements provide us with this access. We have interconnect agreements with several wireline service providers in Russia, including Golden Telecom, Inc., MTT, Comstar, Rostelecom and ASVT.

Pursuant to our interconnection arrangements, we pay for the use of lines and outgoing traffic. Interconnection fees typically involve an initial one-time fee for connection, a monthly rental fee per line and a per minute of usage traffic fee for local calls, which vary depending on the destination called. In the first quarter of 2006, we began revising interconnect charges with our interconnect operators in Russia in connection with the introduction of calling party pays, or CPP, on July 1, 2006. Per these new arrangements, each fixed and mobile operator with whom we have an agreement pays for its outgoing traffic at a rate of 0.95 Russian rubles per minute. As a result, the direct negative effect of CPP (in the form of lost revenue from incoming calls) was offset by increased interconnect payments from fixed line operators and the introduction of a first minute charge on certain tariff plans.

We are required to pay 10 Russian rubles per federal telephone number allocated to us after January 1, 2005. The Federal Communications Agency allocates federal numbering capacity on a non-geographical basis for all wireless telecommunications providers in Russia. We currently believe we have been allocated sufficient federal numbering capacity for the development of our network in Russia. For more information about numbering capacity allocation, please see, “Item 4—Information on the Company—Regulation.”

In April 2006, we received a license for long distance and international communications services. The license is valid for a period of seven years and contains the customary conditions for licenses of this kind, including a start-of-service requirement which is December 12, 2007. During 2006-2007, we intend to implement this license by deploying a multi-service federal transit network. For more information, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our ability to provide wireless services would be severely hampered if our access to local and long distance line capacity was limited or if the commercial terms of our interconnect agreements were significantly altered.”

We also have a number of interconnection arrangements with fixed line operators in the CIS. In Kazakhstan, we have arrangements with AO “Kazakhtelecom” and TOO “TNS-Plus” for the purpose of routing incoming and outgoing traffic through Kazakhstan, other countries of the CIS, cellular operators and Internet traffic. We also have arrangements with Altel and K-Cell. In Uzbekistan, we have an interconnection arrangement with “Uzbektelecom” and in Tajikistan with “Tadjiktelecom.” Moreover, in Tajikistan, we have a license to provide international communications. In Ukraine, a large percentage of our long distance and international traffic is routed through “Ukrtelecom,” “Ukomline,” “Utel” and Golden Telecom, Inc. In Armenia, we have an arrangement with “Armentelecom.” In addition, Armentel has a license for long distance telecommunications service.

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

The table below indicates the number of subscribers, the wireless penetration rates and the annual subscriber growth in Russia (based on estimates of AC&M Consulting as of December 31, 2006, 2005, 2004, 2003 and 2002).

Period	Subscribers	Penetration Rate	Annual Subscriber Growth
2002	18,005,000	12.4%	123.9%
2003	36,230,000	25.0%	101.2%
2004	74,350,000	51.2%	105.2%
2005	125,760,000	86.6%	69.1%
2006	151,920,000	104.6%	20.8%

The Russian wireless telecommunications market is highly concentrated. Industry analysts estimate that the top three mobile operators, MTS, our company and MegaFon, collectively held almost 84.9% of the wireless market in Russia as of December 31, 2006. Competition in Russia is intense, especially in the Moscow license area and the City of St. Petersburg, and we expect competition to increase in the future as a result of greater market penetration, consolidation in the industry, the growth of current operators and new technologies, products and services. As a result of increased competition, wireless providers are utilizing new marketing efforts to retain existing subscribers and attract new ones, including aggressive price promotions.

We compete with at least one other wireless operator in each of our license areas and in many license areas, we compete with two or more wireless operators. Competition is based primarily on local tariff prices, network coverage, quality of service, the level of customer service provided, brand identity and the range of value-added and other subscriber services offered.

The following table illustrates our primary wireless competitors in Russia and their respective subscriber market share as of December 31, 2006.

	Subscribers in Russia	National Market Share	Market Share in Moscow	Market Share in Regions
MTS(1)	51,221,600	33.7%	42.2%	31.9%
VimpelCom(2)	48,141,200	31.7%	38.2%	30.3%
MegaFon(1)	29,604,500	19.5%	18.9%	19.6%
Tele2(1)	6,475,000	4.3%	—	—
Uralsvyazinform(1)	4,412,000	2.9%	—	—
SMARTS(1)	3,649,000	2.4%	—	—

(1)	Source: AC&M Consulting.

(2)	Source: Company estimates.

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

According to AC&M Consulting, as of December 31, 2006, MTS had approximately 76.1 million subscribers in Russia and the CIS, including 51.2 million subscribers in Russia, representing a market share of subscribers of approximately 33.7% in Russia.

MegaFon. In addition to MTS, we also compete with MegaFon, the third largest wireless operator in Russia in terms of the number of subscribers. MegaFon holds GSM-900/1800 licenses to operate in all 88 regions of Russia.

According to AC&M Consulting, as of December 31, 2006, MegaFon had approximately 29.7 million subscribers in Russia and the CIS. MegaFon’s market share of subscribers in Russia was approximately 19.5% as of December 31, 2006. In 2003, Alfa Group acquired CT Mobile, which owns approximately 25.1% of MegaFon’s common stock. For more information on Alfa Group’s ownership interest in MegaFon, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—MegaFon, a national telecommunications operator, may receive preferential treatment from the regulatory authorities and benefit from the resources of its shareholders, potentially giving it a substantial competitive advantage over us.”

Other competitors in Russia. In addition to MTS and MegaFon, which operate in all of the regions where we operate, we compete with a number of local telecommunications companies. For example, we compete with Closed Joint Stock Company “Middle Volga Interregional Association of Radio and Telecommunication Systems”, or SMARTS, a company that holds licenses, either directly or indirectly through joint ventures, for GSM-900 networks in the Volga license area, certain parts of the Central and Central Black Earth license area, the Ural license area and the North Caucasus license area. We also compete with Uralsvyazinform in the Ural super-region and Tele2 in the cities of St. Petersburg, Belgorod, Kursk, Voronezh, Smolensk, Nizhniy Novgorod, Omsk, Kemerovo, the Udmurtskaya Republic, Rostov-on-Don, the Komi Republic, Arkhangelsk, Murmansk, Novgorod, Lipetsk and Chelyabinsk.

The Kazakh wireless telecommunications market

According to our estimates, there were approximately 7.8 million subscribers in Kazakhstan as of December 31, 2006, representing a penetration rate of approximately 52.7%.

The following table shows our primary wireless competitors in Kazakhstan and their market shares as of December 31, 2006:

Operator	Subscribers	National Market Share
KaR-Tel	3,826,500	49.5%
GSM Kazakhstan LLP	3,539,000	45.2%
Altel	463,000	5.9%

Source: Company estimates.

GSM Kazakhstan LLP. Currently, KaR-Tel’s only major GSM competitor in Kazakhstan is GSM Kazakhstan LLP, which markets its services under the “K-Cell” and “Activ” brand names. GSM Kazakhstan LLP was established in September 1998 pursuant to a joint venture between Turkcell, the largest mobile operator in Turkey, and Joint Stock Company “Kazakhtelecom,” the national telecommunications provider in Kazakhstan. In May 2000, Turkcell sold all its shares of GSM Kazakhstan LLP to Fintur Holdings BV. Fintur Holdings BV is reportedly owned 58.55% by TeliaSonera and 41.45% by Turkcell. We estimate that K-Cell had approximately 3.5 million subscribers as of December 31, 2006, which, according to our estimates, represents a 45.2% market share. Because of its strategic relationships, GSM Kazakhstan LLP may have access to greater financial resources than our company in the future.

Other competitors in Kazakhstan. Joint Stock Company “Altel,” or Altel, is the oldest wireless services provider in Kazakhstan. Altel rolled out its first network in 1994, operating in the analog N-AMPS standard. Altel was the only wireless service provider until 1998 when the Kazakh government issued two GSM licenses, one to KaR-Tel and a second to GSM Kazakhstan LLP. Altel’s market share has fallen dramatically since 1998. In late 2003, it rolled out a new digital network in CDMA 2000-1x standard in an attempt to introduce a more competitive product and in 2006, Altel announced that operations of its N-AMPS network would be halted. N-AMPS subscribers were offered to migrate to Altel’s CDMA 2000-1x network, which operates under the “Dalacom” brand name.

According to industry reports, a third GSM operator launched commercial operations in February 2007.

The Ukrainian wireless telecommunications market

According to AC&M Consulting, there were approximately 48.9 million subscribers in Ukraine as of December 31, 2006, representing a penetration rate of approximately 104.7%. There are currently four wireless operators with national coverage in Ukraine: Kyivstar, Closed Joint Stock Company “Ukrainian Mobile Communications,” or UMC, Astelit and URS.

The following table shows our primary wireless competitors in Ukraine and their respective market share as of December 31, 2006:

Operator	Subscribers	National Market Share
Kyivstar(2)	21,510,000	44.0%
UMC(2)	20,002,000	40.9%
Astelit(2)	5,550,000	11.3%
URS(1)	1,876,000	3.8%

(1)	Source: Company estimates.

(2)	Source: AC&M Consulting.

Kyivstar and UMC. In Ukraine, we compete primarily with Kyivstar and UMC, who, according to AC&M Consulting, had approximately 21.5 million and 20.0 million subscribers, respectively, as of December 31, 2006. Kyivstar reportedly operates a dual-band GSM-900/1800 network covering more than 96.0% of Ukraine’s population (including approximately 1,300 large cities and towns). Kyivstar is owned 56.5% by Telenor Mobile Communications AS, a sister company of Telenor East Invest AS and a member of the Telenor ASA group of companies and 43.5% by Storm LLC, a member of the Alfa Group of companies. In February 2006, we made a non-binding proposal to Telenor ASA and Altimo, a member of the Alfa Group of companies, to acquire 100.0% of Kyivstar. On June 1, 2006, we withdrew our proposal to Telenor and Altimo due to the lack of progress between Telenor and Altimo on reaching agreement on a market-based separation mechanism. Please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If we invest in or acquire other companies, particularly outside of Russia, we may face certain risks inherent in such transactions.”

UMC was the first mobile operator in Ukraine and began operating in 1994. In March 2003, MTS acquired 100.0% of UMC’s shares.

The wireless telecommunications market in Tajikistan

According to our estimates, as of December 31, 2006, there were approximately 814,000 subscribers in Tajikistan, representing a penetration rate of approximately 12.0%. The following table shows our primary wireless competitors in Tajikistan and their respective market share as of December 31, 2006:

Operator	Subscribers	National Market Share
Indigo	226,700	27.5%
Babilon Mobile	304,500	37.0%
TT-Mobile	146,600	17.5%
Tacom	73,400	8.9%
TK Mobile	64,000	7.8%

Source: Company estimates.

The wireless telecommunication market in Uzbekistan

According to our estimates, as of December 31, 2006, there were approximately 2.7 million subscribers in Uzbekistan, representing a penetration rate of approximately 10.2%. The following table shows our primary wireless competitors in Uzbekistan and their respective market share as of December 31, 2006:

Operator	Subscribers	National Market Share
MTS-Uzbekistan	1,449,400	53.4%
Unitel	766,500	28.2%
COSCOM	384,400	14.2%
Perfectum Mobile	109,100	2.9%
UzbekMobile	6,700	0.2%

Source: Company estimates.

The wireless telecommunication market in Armenia

According to our estimates, as of December 31, 2006, there were approximately 1.2 million subscribers in Armenia, representing a penetration rate of approximately 36.7%. The following table shows our primary wireless competitors in Armenia and their respective market share as of December 31, 2006:

Operator	Subscribers	National Market Share
VivaCell	700,000	60.7%
Armentel	452,000	38.2%

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

3G wireless technologies are beginning to be implemented in many countries. 3G technologies, including UMTS, are considered significantly superior to existing second generation standards, such as GSM and, therefore, are likely to become competing technologies in the future. The Ministry of Information Technologies and Communications is working on developing a regulatory framework for 3G licenses in Russia. Our company, MTS and MegaFon have each tested 3G networks in Russia. MegaFon and our company continue to run 3G test systems. In April 2007, our company, MTS and MegaFon were awarded 3G licenses in Russia. We intend to invest a significant amount of resources in building out our 3G network, including approximately US$300.0-350.0 million in 2007-2008, and we expect to provide 3G services throughout Russia by the end of 2010. In 2006, we introduced UMTS video call and high speed data access services in Tajikistan. We are currently implementing 3G services in Tajikistan, which we are using as a pilot program for the development of 3G services. 3G coverage area is limited to Dushanbe, the capital of Tajikistan. In 2007, we plan to expand the coverage area and portfolio of 3G services in Tajikistan. We currently do not have plans to develop 3G services in the other countries in which we operate.

In July 2004, we completed testing EDGE technology with our major suppliers in several regions, including Moscow and the Northwest, Ural and North Caucasus super-regions. EDGE is an advanced technology that allows subscribers to connect to the Internet and send and receive data, including digital images, web pages and photographs, up to three times faster than an ordinary GSM/GPRS network. As a result, EDGE enables GSM operators to offer higher-speed mobile-data access to its subscribers. EDGE is an advanced, high-speed data transmission technology that allows for faster data transmission, as well as the ability to transmit audio/video streaming. As of December 31, 2006, EDGE technology was in commercial operation in more than 45 regions in Russia. We expect to launch EDGE technology in an additional 10 regions in 2007.

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

Next Generation Home Location Register, or NgHLR, was first used by our company in September 2006 in Tajikistan. NgHLR consolidates 2G, 3G and IP Multimedia Systems subscriber profiles and allows us to cut operating costs. We expect NgHLR to be commercially launched in Georgia and Kazakhstan in the first quarter of 2007.

One aspect of NGN strategy is the introduction of the IP Multimedia Subsystem, which enables NGN to provide multimedia to end customers as well as legacy voice services. Our company carries our testing activities on the solutions of main infrastructure vendors to ensure the readiness of network infrastructure for the smooth introduction of new services on marketing demand.

Seasonality

Our business is subject to certain seasonal effects. Specifically, sales of our contract and prepaid tariff plans tend to increase during the December holiday season, and then decrease in January and February. Our marketing efforts during periods of decreasing sales help to offset these seasonal effects. As with contract and prepaid tariff plans sales, minutes of use per subscriber also typically decrease in October and November. Our roaming revenues increase significantly from June to September, when many of our subscribers are traveling to vacation destinations outside of our network. Roaming on our network by subscribers of other networks tends to decrease during the December holiday season.

Intellectual Property

We rely on a combination of trademarks, service marks and domain name registrations, copyright protection and contractual restrictions to establish and protect our technologies, brand name, logos, marketing designs and Internet domain name. We have registered and applied to register certain trademarks and service marks with the Russian Agency for Patents and Trademarks in connection with our wireless telecommunications businesses. We have also registered and applied to register certain trademarks and service marks with the World Intellectual Property Organization in order to protect them in certain countries of the CIS.

Our registered trademarks and service marks include our brand name, logos and certain advertising features. With respect to domain names, we have registered the “VimpelCom.com” domain name with Network Solutions, which is one of the principal domain name registration services for the Internet. We have also registered the “VimpelCom.ru,” “beeline.ru,” “beelinegsm.ru,” “beeonline.ru,” “beeplus.ru” and certain other domain names with the Russian Scientific Research Institute on Development of Public Networks. We have registered national domain names such as “beeline.tj,” “beeline.ua,” “beeline.kz,” and “beeline.am” with the national registrators of Tajikistan, Ukraine, Kazakhstan and Armenia, respectively. Our copyrights are principally in the area of computer software for service applications developed in connection with our wireless and wireline network platform. We have copyrights to some of the designs we use in marketing and advertising our wireless services in Russia.

Organizational Structure

VimpelCom is the parent company of a number of operating subsidiaries and holding companies. The table below sets forth our significant operating subsidiaries, including those subsidiaries that hold our principal GSM licenses, and our percentage ownership interest in each subsidiary as of December 31, 2006. Our percentage ownership interest and voting power in each of the subsidiaries is identical.

Subsidiary	Country of Incorporation	Percentage Ownership Interest
Closed Joint Stock Company “Sakhalin Telecom Mobile”	Russia	89.6%
Closed Joint Stock Company “Karachaevo-Cherkessk Telesot”	Russia	80.0%
Closed Joint Stock Company “Kabardino-Balkarskiy GSM”	Russia	80.0%
Closed Joint Stock Company “Impuls KB”	Russia	100.0%
Closed Joint Stock Company “MSS-Start”	Russia	100.0%
Closed Joint Stock Company “RTI Service-Svyaz”	Russia	100.0%
Limited Liability Company “Dominanta”	Russia	75.0%
KaR-Tel(1)	Kazakhstan	50.0% plus one share
Tacom(2)	Tajikistan	80.0%
URS(3)	Ukraine	100.0%
Unitel(4)	Uzbekistan	100.0%
Mobitel(5)	Georgia	51.0%
Armentel(6)	Armenia	90.0%

(1)	Owned indirectly through 100.0% ownership interest in VimpelCom Finance B.V., which in turn owns a 50.0% plus one share interest in Limnotex, the parent company of KaR-Tel.

(2)	Owned indirectly through 100.0% ownership interest in VimpelCom Finance B.V., the parent company of VimpelCom (BVI) Ltd. which in turn owns a 80.0% interest in Tacom.

(3)	Owned indirectly through 100.0% ownership interest in each of URS’s shareholders: Crayola Properties Limited, Cradel Investments Limited, Wintop Management Limited, Crisden Holdings Limited and Cellcroft Holdings Limited.

(4)	Owned indirectly through 100.0% ownership interest in each of Unitel’s participants: Freevale Enterprises, Inc. (BVI) and Silkway Holding B.V., which hold 21.0% and 79.0% in Unitel, respectively. In April 2007, we entered into an agreement to sell 33.3% in Freevale Enterprises, Inc (BVI). Upon consummation of this sale transaction our indirect shareholding in Unitel will decrease to 93.0%. The transaction is expected to close in the third quarter of 2007.

(5)	Owned indirectly through 100.0% ownership interest in Watertrail Industries Ltd. (BVI).

(6)	Owned directly. In April 2007, we acquired the remaining 10.0% of Armentel that we did not already own and consequently increased our ownership interest in Armentel to 100.0%.

Properties

Our principal place of business is in a series of five buildings consisting of approximately 24,000 square meters that we own at 10 Ulitsa 8 Marta in Moscow. We use these buildings as an executive, administrative and sales office, warehouse and operating facility. The main switches for our D-AMPS network are also located at this site. In addition, we own a series of six buildings on Lesnoryadsky Pereulok in Moscow, constituting approximately 15,500 square meters, that are used as administrative offices and warehouse and operating facilities and that house the main switches for our Moscow GSM-900/1800 network. We also own a portion of a building in the center of Moscow on Ulitsa 1st Tverskaya Yamskaya consisting of approximately 3,000 square meters that we use as a sales and administrative office and subscriber service center. We also own office buildings in some of our regional license areas and lease space on an as-needed basis. In 2007, we leased three new administrative buildings in the center of Moscow on Ulitsa Krasnoproletarskaya, consisting of approximately 32,400 square meters. Our headquarters will be located in these buildings beginning in mid-2007. The premises on 10 Ulitsa 8 Marta and Lesnoryadsky Pereulok will be used mainly as technical centers.

For description of certain telecommunications equipment that we own, please see “—Wireless Equipment and Operations—Wireless network infrastructure” above.

Legal Proceedings

Telenor Litigation

Claim 1. On January 26, 2006, Telenor filed a lawsuit against our company in the Moscow City Arbitration Court in order to obtain a declaration invalidating the decision of the September 2005 EGM approving the acquisition by our company of URS as an interested party transaction. In this lawsuit, Telenor asserts that there were legal violations in the process of convening the September 2005 EGM and approval of the acquisition as an interested party transaction and that, as a result, the decision taken by the September 2005 EGM violated Telenor’s rights and interests and should be invalidated. On May 15, 2006, the Moscow City Arbitration Court dismissed this claim. Telenor appealed the decision to the Court of Appeals. On July 27, 2006 and November 2, 2006, the Court of Appeals and the Federal Arbitration Court of the Moscow District, respectively, affirmed the Moscow City Arbitration Court decision and denied Telenor’s appeals. Our company has been informed by the Review Panel of the Supreme Arbitration Court that it reviewed Telenor’s appeal of the lower court decisions and it is transferring the lower court decisions to be reviewed by the Presidium of the Supreme Arbitration Court because certain aspects of the lower court decisions were based on, what the Review Panel apparently believes to be, incorrect interpretations of Russian law. The interpretations of Russian law of the Review Panel are not binding on the Presidium of the Supreme Arbitration Court. The hearing of the Presidium of the Supreme Arbitration Court has been set for June 5, 2007.

Claim 2. On January 26, 2006, Telenor filed another lawsuit against our company in the Moscow City Arbitration Court in order to obtain a declaration that the decision of our General Director relating to our acquisition of URS was invalid. Telenor asserts that the General Director’s decision to complete the acquisition of URS without the approval of eight out of nine members of our board of directors exceeded the scope of his authority under our company’s charter and the Joint Stock Company Law. On June 26, 2006, the Moscow City Arbitration Court ruled in favor of our company and dismissed Telenor’s claim. Telenor appealed this decision, and on September 7, 2006, the Court of Appeals affirmed the June 26, 2006 ruling by the Moscow City Arbitration Court in favor of our company. On December 21, 2006, the Federal Arbitration Court of the Moscow District affirmed the June 26, 2006 ruling of the Moscow City Arbitration Court and the September 7, 2006 ruling of the Court of Appeals in favor of our company in this claim. Telenor appealed this ruling to the Review Panel of the Supreme Arbitration Court. On April 23, 2007, the Review Panel of the Supreme Arbitration Court refused to transfer the case to the Presidium of the Supreme Arbitration Court for review, ruling that there were no grounds for overturning the lower courts decisions. There are no further appeals that can be made by Telenor with respect to this claim.

Claim 3. On January 31, 2006, Telenor filed a third lawsuit against our company, the sellers of URS and Mr. Mordechai Korf in the Moscow City Arbitration Court seeking to obtain an order declaring the acquisition of URS invalid and unwinding the acquisition. In support of its claims, Telenor asserts that there were a number of violations of law in the process of convening the September 2005 EGM and the completion of the acquisition of URS and that, as a result, the acquisition was invalid and should be reversed. On November 21, 2006, the Moscow City Arbitration Court dismissed this claim. Telenor has appealed this decision, and the hearing at the Court of Appeals is scheduled for June 14, 2007.

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

KaR-Tel Litigation

On January 10, 2005, KaR-Tel received an “order to pay” issued by the Fund in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.6 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The order does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004. On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order. KaR-Tel received the Fund’s response to the petition in June 2006. In its response to KaR-Tel’s petition, the Fund asserts, among other things, that the order to pay was issued in furtherance of its collection of approximately US$5.5 billion in claims against the Uzan group of companies that were affiliated with the Uzan family in connection with the failure of T. Imar Bankasi, T.A.S. The Fund’s response to KaR-Tel’s petition asserts that the Uzan group of companies includes the Former Shareholders and KaR-Tel. KaR-Tel submitted a response to the Fund’s defense in which it denied in material part the factual and legal assertions made by the Fund in support of the order to pay. Our company believes that the order to pay is without merit, in part due to the fact that the Former Shareholders have not owned any interest in KaR-Tel since November 2003, when their interests were redeemed in accordance with a decision of the Review Panel of the Supreme Court of Kazakhstan, and that any attempted enforcement of the order to pay in relevant jurisdictions outside of Turkey is subject to procedural and substantive hurdles. However, there can be no assurance that KaR-Tel will prevail in its petition for the cancellation of the order to pay (either on substantive or procedural grounds), that claims targeting VimpelCom’s ownership of KaR-Tel will not be brought by the Fund directly against VimpelCom or its other subsidiaries or that KaR-Tel and/or VimpelCom or its other subsidiaries will not be required to pay amounts claimed to be owed in connection with the order or on the basis of other claims made by the Fund. The adverse resolution of this matter, and any others that may arise in connection with the order by the Fund or any other claims made by the Fund, could have a material adverse effect on our business, financial condition and results of operations, including an event of default under some or all of our outstanding indebtedness. For more information on this risk, and other risks associated with our acquisition of KaR-Tel, refer to the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk

Factors—Risks Related to Our Business—Claims by the Former Shareholders and/or the Fund or others may prevent us from realizing the expected benefits of our acquisition of KaR-Tel, result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness and deprive us of the value of our ownership interest.”

Disputes with the Russian Tax Authorities

On July 6, 2006, we received the Russian tax inspectorate’s final decision with respect to the audit of our 2003 and 2004 Russian tax filings. The decision states that we owe an additional 1,804.0 million Russian rubles in taxes (including 349.0 million Russian rubles in fines and penalties), which is approximately US$68.5 million (including approximately US$13.3 million in fines and penalties) at the exchange rate as of December 31, 2006.

The majority of the claim set forth in the tax inspectorate’s final decision relates to its view that we incorrectly deducted certain doubtful and bad subscriber debts during the 2003 and 2004 tax years. However, the tax inspectorate has acknowledged that the amounts in question can be partly deducted during the 2005 tax year to the extent they are not deductible during either 2003 or 2004. We settled the tax liability in the tax inspectorate’s final decision by offsetting the amount in the claim with (i) previously overpaid taxes for prior periods in the amount of 456.0 million Russian rubles, which is approximately US$17.2 million at the exchange rate as of December 31, 2006, and (ii) refunds due to our subsidiaries that have been merged into our company in the amount of 362.0 million Russian rubles, which is approximately US$13.7 million at the exchange rate as of December 31, 2006. We have also previously received confirmation that we overpaid taxes for 2003 and 2004 in the amount of 795.0 million Russian rubles, which is approximately US$30.2 million at the exchange rate as of December 31, 2006, and we offset this amount against the tax liability in the tax inspectorate’s claim for 2003 and 2004. We settled the portion of the tax inspectorate’s claim that was not otherwise offset, in the amount of 191.0 million Russian rubles, which is approximately US$7.3 million at the exchange rate as of December 31, 2006, with a cash payment in July 2006.

Notwithstanding our settlement of the tax liability in the tax inspectorate’s final decision for 2003 and 2004, our company does not agree with many of the findings of the tax inspectorate and accordingly filed a lawsuit against the tax inspectorate challenging this decision On November 24, 2006, the Moscow City Arbitration Court issued a ruling partially granting our claim of a refund in the amount of 490.0 million Russian rubles, or approximately US$18.6 million at the exchange rate as of December 31, 2006. The tax inspectorate is appealing this portion of the ruling, and we are appealing the portion of the ruling with which we disagreed. On February 13, 2007, the Moscow Court of Appeals sustained the ruling of the Moscow City Arbitration Court. Both the tax inspectorate and we continue to disagree with the courts’ rulings and have filed appeals with the Federal Arbitration Court of the Moscow District. The hearing in the Federal Arbitration Court of the Moscow District is scheduled for May 25, 2007.

During 2006, following the court rulings in the litigation relating to the final tax decision for 2003 and 2004, we reassessed the risk relating to potential additional tax liability in periods following 2004 and recorded a charge of US$25.8 million in the income tax expense line and a charge of US$24.2 million in the other expenses line of the consolidated statement of income for the year ended December 31, 2006. We do not agree with the tax decision and continue to challenge it in Russian court. If we are successful in our lawsuit, up to the entire amount that was recorded as an expense in the consolidated statement of income may be accrued as income in future periods.

For the risks related to this matter, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We could be subject to claims by the Russian tax inspectorate that could have a material adverse effect on our business.” For more information regarding the effects of prior tax claims on our financial statements, see the section of this Annual Report on 20-F entitled “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and Note 20 thereto included elsewhere in this Annual Report on Form 20-F.

Far East Litigation

In the recent past, we have filed lawsuits relating to the unwillingness of the Russian regulators to issue to us licenses and frequencies for certain sub-divisions in the Far East super-region of Russia. We have filed three lawsuits against Russian regulatory bodies as described in further detail below.

In July 2006, VimpelCom filed a lawsuit with the Moscow City Arbitration Court against the Federal Surveillance Service for Communications, or the Service, the Russian regulatory body responsible for issuing telecommunications licenses. The lawsuit sought a court order that would require the Service to issue a GSM-1800 license for certain regions of the Far East super-region to our company. Although the Moscow City Arbitration Court ruled in our favor, the Moscow City Arbitration Court’s ruling was overturned on appeal. No further appeals have been filed by our company in connection with this claim.

Our company and its predecessors applied to the Russian State Radio Frequency Commission, or the SRFC, for frequencies in the Far East super-region on a number of occasions but these applications were either denied or not reviewed. In October 2005, we filed a complaint with the Russian Federal Antimonopoly Service, or the FAS, regarding the refusal of the SRFC to allocate to us GSM-900/1800 frequencies in the Far East super-region, GSM-900 frequencies in the territories within the Urals and Northwest super-regions and E-GSM frequencies throughout Russia. On March 1, 2006, the FAS ruled that the SRFC violated the law by refusing to allocate frequencies to our company in the Far East super-region, territories in the Urals and Northwest super-regions and, in the case of the E-GSM frequencies, throughout Russia. The FAS ruling stipulated that the SRFC should review our application for issuance of the frequencies at its April 24 and May 30, 2006 meetings. The SRFC indicated that it does not agree with the order, and it and the Federal Communications Agency filed lawsuits challenging the FAS ruling. The courts dismissed these lawsuits. Our company initiated proceedings to obtain a court order that would require SRFC to follow the FAS ruling. Our claim was denied by the Moscow City Arbitration Court in relevant part on the grounds that we did not have standing to bring this claim and this ruling was upheld on appeal. No further appeals have been filed by our company in connection with this claim.

In September 2005, we submitted an application to the SRFC for Far East frequencies. The SRFC did not respond for nine months and, in July 2006, we filed a lawsuit in the Moscow City Arbitration Court against the SRFC to obtain a ruling declaring the SRFC’s failure to review our application illegal and required the SRFC to issue the requested frequencies. On September 19, 2006, the Moscow City Arbitration Court ruled in favor of our company and ordered the SRFC to issue the requested frequencies. The SRFC appealed the ruling of the Moscow City Arbitration Court and, in November 28, 2006, the Court of Appeals sustained the lower court’s ruling but modified the language of that ruling by requiring the SRFC to review our application for frequencies rather than compelling it to issue the frequencies. The SRFC failed to comply with the court decision and in January 2007 we initiated enforcement proceedings. The SRFC subsequently reviewed and rejected our application on the grounds that the Far East region has limited frequencies and the enforcement proceedings were terminated by the enforcement authorities. Our company believes that it is entitled to Far East frequencies and that the SRFC has violated applicable law in its refusal to issue frequencies to our company.

For more detail regarding the lawsuits to which our company is a party and the matters discussed in this “—Legal Proceedings” section, please refer to the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business.”

Management cannot make an estimate of the effects of the ultimate resolution of the unresolved matters described above on our company’s consolidated financial statements. Other than the information disclosed above, to date, we have no provision in our accounts for any of the matters described above.

REGULATION

General Regulatory Environment

We are generally subject to regulation governing the operation of our business activities. Such regulation typically takes the form of industry specific laws and regulations covering telecommunications services and general competition law applicable to all activities. The following section describes the regulatory framework and the key regulatory developments in Russia and Kazakhstan. We are also subject to significant regulation in the other countries of the CIS in which we operate. However, as 94.6% of our subscribers are located in Russia and Kazakhstan and 97.6% of our operating revenues are derived from our operations in Russia and Kazakhstan, we do not believe that a discussion of the regulations of Ukraine, Tajikistan, Uzbekistan, Armenia or Georgia is warranted or that such regulations are material to our business and results of operations.

Regulation in Russia

The Communications Law, which came into effect on January 1, 2004, is the principal legal act regulating the Russian telecommunications industry. The Communications Law contemplates the issuance of various orders and regulations by the Russian Government to supplement the legal framework. As of the date of this Annual Report on Form 20-F, almost all of the orders and regulations contemplated by the Communications Law have been promulgated. It is expected that during 2007, the regulations on payments for the use of the radio frequencies spectrum and the rules on the provision of telematic services will be issued. However, there is still some uncertainty regarding a number of aspects of the regulation of the telecommunications industry in Russia, including the wireless industry.

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

Under the Communications Law, all service providers have access to the Interconnected Telecommunications Network, or ITN, which is a centrally managed complex of telecommunications networks owned by different enterprises and governmental agencies of the Russian Federation. Each service provider has the right to interconnect its networks with the ITN as long as the individual service provider complies with the conditions set forth in its license and Russian law.

On March 3, 2006, certain amendments to the Communications Law were introduced, in particular legislation implementing calling party pays, or CPP, which became effective on July 1, 2006. The CPP legislation prohibits mobile operators from charging their subscribers for incoming calls.

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

Russian Regulatory Authorities

The Ministry of Information Technologies and Communications of the Russian Federation, or the Ministry, is the federal body with executive power to regulate the telecommunications industry. The Ministry has the authority to set policy and adopt regulations in the area of communications (in accordance with the Russian Constitution, federal laws, legal acts issued by the President and the Russian Government), and make proposals to the President and the Russian Government on issuance of legal acts regarding the following issues:

•	reorganization of the structure in the telecommunications area;

•	development of telecommunications;

•	international cooperation in the telecommunications area; and

•	security in the telecommunications area.

The Ministry controls and coordinates the activity of the Federal Communications Agency, Federal Surveillance Service for Communications and Federal Agency for Information Technologies.

The primary functions of the Federal Surveillance Service for Communications, or the Service, relevant to our business and the wireless industry a the licensing of activities in the area of telecommunications and information technologies, control over telecommunications and information technologies, control over radiation of REDs and high frequency devices, the registration of REDs and high frequency devices.

The primary functions of the Federal Communications Agency include arranging for the implementation of inter state and federal special purpose programs in the area of telecommunications and information technologies, rendering services in the area of telecommunications and information technologies to the general public on the terms established by federal laws, including ensuring allocation and proper use of radio frequencies (radio frequency bands) intended for civil use and the numbering resources in accordance with the established procedure, arranging of operation, development and upgrade of the federal telecommunications, national information technologies and telecommunications structure, issuance of individual legal acts on the basis of and in furtherance of existing legislation and, maintaining registers, records and cadastres.

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

Licensing to Provide Telecommunications Services

Legal entities and individual entrepreneurs may render commercial telecommunications services only on the basis of a license to engage in such telecommunications services. On February 18, 2005, the Russian Government issued a regulation under No. 87, or Regulation 87, which lists the types of telecommunications activities for which a license is required under the Communications Law and establishes the material license terms for each of the activities. Regulation 87 became effective on March 8, 2005.

Under the Communications Law, the Service will issue licenses to provide telecommunications services on the basis of an application from an eligible applicant or, when applicable, on the basis of results of a tender or an auction. Under the Communications Law, licenses to provide telecommunications services may be issued for three to 25 years, and one person may hold several different licenses. Licenses are issued on the basis of the results of tenders (auctions, contests) if:

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

Article 35 of the Communications Law provides that licenses may be re-issued by a relevant licensing body (currently, the Service) as follows:

(1)	Upon application by the license holder, the license may be re-issued to the legal successor of the license holder. For this purpose, the successor is required to furnish documents evidencing (a) that the telecommunications networks and devices required to render telecommunications services under the license have been transferred to the successor and (b) if radio frequencies are used to render telecommunications services on the basis of the license being re-issued, the permissions to use such frequencies have been transferred to the successor.

(2)	In the event of the reorganization of a legal entity by means of a merger, take-over or transformation, the license can be re-issued on the basis of the successor’s application.

(3)	In the event of the reorganization of a legal entity by means of a split or spin-off, the license will be re-issued upon application by the interested successor(s). For this purpose, the interested successor must furnish documents evidencing (a) that the telecommunications networks and devices required to render telecommunications services under the license have been transferred to the successor and (b) if radio frequencies are used to render telecommunications services on the basis of the license being re-issued, the permissions to use such frequencies have been transferred to the successor. If a successor challenges the right of another successor to have the license re-issued, the dispute between them shall be resolved in court.

(4)	In the event of the reorganization of a legal entity or a change in the details of a legal entity or an individual entrepreneur specified in the license, the licensee shall, within 30 days of such reorganization or change, file an application to have the license re-issued and provide the documents confirming the changes specified in such an application. If such an application is not filed within the established period of time, the license shall cease to be effective.

(5)	The licensing body must re-issue the license within 30 days from the date of receipt of the relevant application.

(6)	The fee for re-issuance of a license is 1,000 Russian rubles, and the fee is paid to the federal budget.

(7)	Following license re-issuance, the licensing authority must amend the register of telecommunications licenses accordingly.

(8)	If the Service refuses to re-issue a license, the licensee may be liable to its subscribers as provided by Russian law and its service provider agreements.

The Communications Law identifies a limited number of reasons pursuant to which licenses to provide telecommunications services may be suspended by the Service. Prior to suspension, the Service may issue a warning that the license may be suspended if:

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

Further, the Communications Law provides that a telecommunications license may be cancelled for the following reasons:

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

If the license is cancelled, the license fee will not be refunded. The decision of the Service to cancel a license must be communicated to the licensee within 10 days from the date of such decision and may be appealed in court.

A licensee must pay a fee for a review of an application for issuance of a license in the amount of 300 Russian rubles, and a fee for the issuance of a telecommunications license (i) in the amount of 15,000 Russian rubles (which is applicable, among other things, to licenses for telecommunication services involving use of the radio frequencies spectrum) or 1,000 Russian rubles (depending on the types of services to be provided under the license) multiplied by the number of constituent subdivisions of the Russian Federation where the services are supposed to be provided under the license, or (ii) in the amount established by the terms of the tender (auction, bidding) if the license is issued on the basis of the results of a tender (auction, bidding). Licenses issued prior to the enactment of the Communications Law and Regulation 87 generally contain a number of other detailed conditions, including a date by which service must begin, requirements for adhering to technical standards and a schedule of the capacity of the network that the licensee must attain. The license conditions issued prior to the enactment of the Communications Law and Regulation 87 also require that the licensee’s services, by specified dates, cover either i) a specified percentage of the territory for which the license is issued or ii) a specified number of cities within the territory for which the license is issued. Pursuant to Regulation 87, the license conditions must include the period during which the licensee is entitled to provide the relevant services, the start-of-service date, and the territory in which the relevant services are to be provided, as well as certain other conditions depending on the type of the licensed activity.

Universal Services Fund

All telecommunications operators are required to make compulsory payments to a “universal services fund” in the amount of 1.2% of each operator’s revenues, which is calculated as the difference between the revenues from telecommunications services provided in the general access network and revenues from interconnection services and routing traffic services in the general access network. Amounts paid as value added tax are excluded from the calculation of revenues. The fees are payable quarterly. The fund was formed in order to compensate operators for losses from offering universal services in distant regions of Russia. In February 2006, the Constitutional Court of the Russian Federation ruled that the provisions of the Communications Law related to the procedure for payments to a “universal services fund” were not in compliance with the Constitution of the Russian Federation and instructed the Federal Assembly to amend the relevant provisions of the Communications Law before January 1, 2007. On December 29, 2006, the Federal Assembly amended the Communications Law and confirmed the current universal services fund rate of 1.2% of revenues from communications services and requiring operators to make payments on a quarterly basis within 30 days after a particular quarter ends. The amendments took effect as of January 1, 2007.

Radio Frequency Allocation

Before the Communications Law came into effect, after obtaining a license, wireless telecommunications operators had to apply for frequencies in order to operate a network. A decision on allocation of radio frequencies is typically made by the Federal Communications Agency within 120 days after submission of an application by an operator. The decision on whether to allocate radio frequencies is based on the conclusions of the State Radio Frequency Service, a service within the Federal Communications Agency. Among other factors, the State Radio Frequency Service evaluates the electromagnetic compatibility of the REDs. The State Radio Frequency Service’s determinations are issued only upon approval of the Defense Ministry and the Federal Security Service of the Russian Federation. The regulations governing the State Radio Frequency Service were adopted on July 2, 2004. Under the Communications Law, permits for the use of radio frequencies are granted for ten years or a shorter period if such shorter period is indicated in the application. Under the Regulation on Frequency Allocation, a permit may be extended if the conditions for the use of radio frequencies, as indicated in the permit, are unchanged. Extensions are effected by way of an addendum to the permit. Further, a permit for use of radio frequencies may be re-issued to a legal successor of a reorganized operator without additional approvals from the Ministry of Defense and/or the Federal Security Service provided that certain requirements are met. In addition, the new entity must submit documents to the Federal Communications Agency confirming that it is the legal successor to the rights and obligations of the reorganized operator.

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

Prior to enactment of further regulations, we continue to pay for the use of the radio frequencies spectrum on the basis of Government Decree No. 552, dated June 2, 1998, “On Payments for the Use of Radio Frequency Spectrum,” and on the basis of Government Decree No. 895, dated August 6, 1998, “On Approval of Regulations on Payment for the Use of the Radio Frequency Spectrum in the Russian Federation.” These decrees require all operators to pay an annual fee (set by the Radio Frequency Service and approved by the former Anti-Monopoly Ministry) for the use of their frequency spectrums. In addition, the Communications Law provides that the users of the radio frequency spectrum shall make a one-time payment and annual payments for the use of the spectrum to ensure control over radio frequencies, conversion of the radio frequencies spectrum and financing for the transfer of the operating REDs to other radio frequency bands. Under the Communications Law, the Russian Government is required to define the amounts of payments, the procedure for the transfer of such payments and the use of proceeds from such payments.

Pursuant to an amendment to the Communications Law, which came into effect on January 1, 2005, state surveillance over activities in the telecommunications area is funded by the Russian Government. Prior to the amendment, operators were required to make payments for funding such a surveillance on a monthly basis in an amount equal to 0.3% of the revenues generated from the provision of communications services.

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

Numbering Capacity

Numbering capacity is allocated pursuant to a procedure established by the Russian Government. In the past, numbering capacity was allocated through Open Joint Stock Company “Giprosvyaz,” a company controlled by the former Ministry of Communications. However, under the Communications Law, numbering capacity is to be issued on the basis of a governmental regulation specifying the procedure for allocation and use of numbering resources. This regulation, Regulation 350, was issued by the Russian Government on July 13, 2004. Under Regulation 350, the Federal Communications Agency is responsible for allocating numbering resources and for determining whether such resources are limited, and, in cases stipulated by the Communications Law, the Federal Communications Agency may change the allocated numbering capacity or withdraw it in full or in part. Further, the Federal Communications Agency is responsible for re-issuance of decisions on allocation of numbering capacity if an operator is reorganized. Under the Communications Law and Regulation 350, the Federal Communications Agency must adopt a decision on allocating numbering capacity within 60 days of receiving an application. Pursuant to Regulation 318, the Service will be responsible for control over compliance with the procedure of allocation and proper use of numbering resources. Under the Communications Law, an operator is required to pay a state duty for the allocation of numbering capacity. Under the Communications Law, an operator is required to pay a state duties for the allocation of numbering capacity and access codes for telecommunication services. The amounts of these duties is established in the Tax Code of the Russian Federation at 10 Russian rubles per number and 10,000 Russian rubles per access code. Also, pursuant to amendments to the Tax Code of the Russian Federation, duties for signaling point codes were introduced in the following amounts: 100,000 Russian rubles per code in an international indicator, 10,000 Russian rubles per code in a long-distance indicator and 1,000 Russian rubles per code in a local indicator.

On November 17, 2006, the Ministry of Information Technologies and Communications adopted a new regulation pertaining to certain aspects of the Russian federal numbering system. The two major areas affected by the regulation are as follows:

(1)	Numbering capacity usage in the “ABC” codes. Effective July 1, 2007, federal telephone numbers using the “ABC” code may be used by mobile subscribers only if they are registered as additional numbers under local communications services provisions. As these additional numbers can only be allocated to subscribers by the local network operators, all numbering capacity in the “ABC” code allocated under our GSM licenses must be re-allocated under licenses for local communications services. Consequently, we have applied for licenses for local communications services and following our receipt of such licenses we will apply for numbering allocation. Upon receipt of same, we will migrate all relevant subscribers. We estimate that approximately 1.1 million of our current numbers will be affected.

(2)	Russian system and plan of numbering. The new regulation adopted on November 17, 2006 approved a new system and plan of numbering which materially changed the principles of numbering allocation and utilization in Russia. According to the new plan, only the following numbers in the “DEF” code are available: 903, 905, 906, 909, 960-969, and 972-979. Therefore the numbering capacity in the “DEF” code for 902 and 908 may no longer be used and we are required to transfer subscribers using federal numbers in these codes to federal numbers in other codes. We estimate that approximately 480,000 of our current numbers will be affected by this change.

For the risks related to the new numbering system, see the section of this Annual Report on Form 20-F entitled “Item 3—Risk Factors—We may encounter difficulties in expanding and operating our networks.”

Pricing, Competition and Interconnections

The Communications Law generally provides that tariffs for telecommunications services may be negotiated between providers and users, although tariffs for some types of telecommunications services (e.g., provision of long distance telephone connections to fixed-line users, or provision of local telephone connections to fixed-line users) may be regulated by the federal government. Wireless telecommunications operators are free to set their own tariffs.

However, recently adopted amendments to the Communications Law, which came into effect on July 1, 2006, provide that the users are not to pay anything for incoming calls.

Further, the Communications Law prohibits the use of a dominant position to hinder, limit or distort competition and it requires federal regulatory agencies to promote competition among wireless service providers. Under the Communications Law, an operator that, together with its affiliated entities, has at least 25.0% of the overall traffic in a certain geographic area or throughout the Russian Federation, is considered an operator occupying a significant position in the communication network of general use, or a Significant Operator. Significant Operators are subject to greater regulation by the Russian Government. At present, neither we nor our Russian subsidiaries are included in the register of subjects of natural monopolies. Therefore, neither we nor our Russian subsidiaries are subject to these regulations. However, if either we or our Russian subsidiaries were considered to be Significant Operators under the Communications Law, then certain regulations would apply, such as limitations on increases in tariffs for interconnection services and services for traffic channeling.

Russian legislation also prohibits operators of public switched telephone networks from refusing to provide connections or discriminating between operators. However, a regional fixed line operator may charge different interconnection rates to different wireless telecommunications operators, subject to certain limitations.

Compliance with Government Surveillance System

The Communications Law provides that telecommunications may be intercepted only pursuant to a court order. Federal Law No. 144-FZ, dated August 12, 1995, “On Operational Investigative Activities,” initiated a surveillance system, known as SORM, which is operated partly by the Federal Security Service, a government agency responsible for surveillance. In 1997, the former Ministry of Communications and the Federal Security Service reached an agreement on matters relating to the implementation of SORM in the telecommunications industry. SORM requires telecommunications providers to ensure that their networks are capable of allowing the government to monitor electronic traffic and requires telecommunications providers to finance the cost of additional equipment needed to make their systems compliant. Recent legislation extended access to electronic traffic to three other state agencies, including the tax authorities. Currently, we are in compliance with Russian law requirements related to SORM and, accordingly, certain government agencies are able to monitor electronic traffic on our network.

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

Regulation in Kazakhstan

The new law “On Communications” in Kazakhstan, or the Kazakhstan Communications Law, was adopted on July 5, 2004 and became effective on July 10, 2004. Several provisions that acted to stimulate competition in the sphere of domestic long distance, or DLD, and international long distance, or ILD, were later adopted and became effective as of January 1, 2006.

The Kazakhstan Communications Law is the principal act regulating the telecommunications industry in Kazakhstan and it sets forth general principles for the regulation of the telecommunications industry, the authority of each regulatory agency, telecommunications networks’ cooperation rules and consumer rights protections, among others. In accordance with the Kazakhstan Communications Law, the government of Kazakhstan and certain other governmental agencies adopted a number of acts regulating specific aspects of the telecommunication industry, the most important of which are outlined in greater detail below. The Kazakhstan Communications Law was recently amended and uncertainty remains regarding any further developments in the Kazakhstan Communications Law.

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

The participation of foreign capital in Kazakhstan’s telecommunications market is limited by a law regulating national security. It is forbidden for foreign legal entities or individuals to control and operate fixed line networks, to create and operate telecommunications networks whose headquarters are located outside Kazakhstan and to obtain more than 10.0% of voting shares in a DLD or ILD operator without governmental consent. In addition, foreign legal entities or individuals are not allowed to posses, use, dispose of or control (directly or indirectly) more than 49.0% of the total voting shares of a DLD or ILD operator who possesses certain communication lines (including fiber optic and radio-relay cables).

Kazakhstan Regulatory Authorities

The Kazakhstan Communications Law establishes, inter alia, the authority of the Kazakh government to draft and maintain government policy on frequency allocations, approve qualification requirements for DLD and ILD operators, approve procedures for auctions of telecommunications licenses, approve the licensing terms, conditions and qualification requirements when granting telecommunications licenses and set forth the procedures and payment amounts for the right to provide services with the use of frequencies. Under the Kazakhstan Telecommunications Law, the Kazakh government has additional authority over the telecommunications industry. The list of such authority is open. In addition, more powers may be granted to the Kazakh government by adoption of new laws and Presidential decrees.

Under the Kazakhstan Communications Law, the Agency on Information and Communications, or the AIC, is the central executive body authorized to oversee policy and governmental operations in the sphere of telecommunications. The AIC acts in accordance with Governmental Decree No. 724 adopted on July 22, 2003 (as amended). Currently, the

AIC is not included in Kazakhstan’s government structure. The AIC replaced the Committee on Communications and Information of the Ministry of Transport and Communications in accordance with Presidential Decree No. 1107 “On Further Improvement of the Governmental Administration System of the Republic of Kazakhstan” adopted on June 13, 2003.

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

In accordance with the Kazakhstan Communications Law, licenses to perform services involving frequencies and numbering resources must be issued pursuant to a competition in the following cases:

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

In addition to the Kazakhstan Communications Law, Government Regulation No. 998, adopted on September 29, 2004, “On certain issues of licensing of telecommunications activities” establishes additional requirements for telecommunications operators, and regulates procedures for issuing licenses and establishes competition rules.

Radio Frequency Allocation

Frequencies are allocated in accordance with a table establishing frequency allocations in the ranges of 3 kHz to 400 GHz for all types of radio-electronic equipment, or the Table. The Table was approved by Governmental Decree No. 1379 adopted on September 11, 2000. The Kazakhstan Communications Law also provides for a schedule of frequency band development and use to be approved by the AIC in accordance with the ICR’s recommendations.

Frequency allocations may be changed to accommodate the government’s administration, defense or national security. In such cases, the Kazakhstan Communications Law provides for reimbursement of damages to be paid to the operator.

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

The procedures for allocating frequencies is determined by the rules on frequency allocation for radio-services providers and the allocation of radio-frequency bands and channels for radio-electronic equipment approved by Ordinance No. 146-p of the chairman of the AIC and the Ministry of Defense, dated July 15, 2004, and Ordinance No. 413 of the Minister of Defense of the Republic of Kazakhstan.

To obtain a permit for frequency allocation, operators must pay a set fee, as well as annual fees for the use of the frequencies. The amount of the fees is set forth by Government Decree No. 932 adopted on August 21, 2002 (as amended). All fees and dues are tied to a monthly calculated rate.

Equipment Certification

The Kazakhstan Communications Law establishes that telecommunications equipment and radio-electronic and high-frequency equipment must be certified in accordance with the applicable legislation. The list of equipment which must be certified was approved by Government Decree No. 367 adopted on April 20, 2005 (as amended). This decree divides telecommunications equipment into two groups—one that requires certification in Kazakhstan and the other that may be used subject to a declaration of compliance issued by the manufacturer.

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

The Agency on the Regulation of Natural Monopolies oversees natural monopolies. Currently, there are two telecommunications operators which fall under control of this agency—Joint Stock Company “Transtelecom” and Joint Stock Company “Kazakhtelecom.” The list of natural monopolies is determined in a governmental registry and approved, maintained and controlled by the agency.

The Committee for Competitive Protection oversees the maintenance of antimonopoly legislation and regulates the market players holding dominate positions in a relevant market. As a general rule, to be recognized as a dominant player, an operator must have more than a 35.0% share of its relevant market (individually, or together as a group, or under an agreement with another player). The list of dominant players is determined in a governmental registry and approved, maintained and controlled by the committee. Currently, the list holds two wireless telecommunications operators, KaR-Tel and GSM Kazakhstan LLP, which operates under the “K-Cell” brand name.

A player included in the registry of dominant players must provide the committee with the following information:

•	a report on the results of its financial and business activity;

•	data on the sale or transfer of its shares;

•	data on monopoly goods/services, including volume, market price and revenues; and

•	a schedule of any price increases and the reasons for any such increases.

The committee may introduce additional regulations for dominant market players in accordance with the legislative requirements set forth in the Law “On Competition and Monopoly Activity Limitation”.

Tariffs

Telecommunications tariffs may be subject to governmental regulation only if they are the tariffs of natural monopolies or if, in the case of dominant market players, the regulation was introduced in accordance with Governmental Decree No. 1212. The Kazakhstan Communications Law states that tariffs must contain equal conditions for all telecommunications subscribers and must be based on reasonable and fair expenses.

The rules “On Providing Wireless Telecommunications Services” establish that operators must notify subscribers no later than 30 days prior to the introduction of new tariffs or changes in existing plans. Also, the telecommunications operator must provide subscribers with certain services free of charge as specified in the Kazakhstan Communications Law and Governmental Decree No. 292 adopted on September 3, 2004. The services include connections to ambulances, law enforcement, fire fighting, emergency, rescue and information services.

Interconnection

Until recently, telecommunications networks were required to use the state-controlled fixed line operator, Joint Stock Company “Kazakhtelecom,” for interconnecting between networks. However, beginning January 1, 2006, telecommunications providers may now interconnect directly with each other in accordance with interconnection agreements between the operators. Dominant operators are required to enter into an interconnection agreement with any applicant. The structure of interconnection agreements is approved by the AIC.

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

Overview

The VimpelCom group of companies includes cellular companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan and Tajikistan and, with our recently acquired companies, in Georgia and Armenia. We operate our telecommunications services in Russia, Kazakhstan, Ukraine, Tajikistan, Uzbekistan and Georgia under the “Beeline” brand name. We believe that “Beeline” is one of the most recognized brand names in Russia. We also continue to provide wireless telecommunications services in Kazakhstan under the “K-mobile” and “EXCESS” brand names. In Armenia, we provide wireless telecommunications services under the “Armentel” brand name.

As of December 31, 2006, we had a total subscriber base of approximately 55.1 million, compared to approximately 45.4 million as of December 31, 2005. Of the total number of our subscribers as of December 31, 2006, 48.1 million, or 87.3%, were located in Russia, 3.8 million subscribers, or 6.9%, in Kazakhstan, 1.9 million, or 3.4%, in Ukraine, 73,400, or 0.1%, in Tajikistan, 766,500, or 1.4%, in Uzbekistan and 452,000, or 0.8%, in Armenia.

Based on independent estimates of the number of subscribers of our competitors, we estimate that our market share of subscribers in Russia was 31.7% as of December 31, 2006, compared to 34.3% as of December 31, 2005. We also estimate that, as of December 31, 2006, our market share in Kazakhstan was approximately 49.5%, compared to 37.2% as of December 31, 2005. According to our estimates, as of December 31, 2006, we had a market share of 3.8% in Ukraine, 8.9% in Tajikistan and, 28.2% in Uzbekistan and 38.2% in Armenia. As of December 31, 2006, we had not commenced operations in Georgia.

In January and February 2006, we acquired a 100.0% interest in Buztel, the fourth largest GSM operator in Uzbekistan, and a 100.0% interest in Unitel, the second largest cellular operator in Uzbekistan. As of the date of its acquisition, Unitel served approximately 364,000 subscribers, representing, according to our estimates, a 31.0% market share in Uzbekistan. In July 2006, we merged Buztel into Unitel.

In July 2006, we acquired 51.0% of Georgian cellular operator Mobitel, and a call option for the remaining 49.0%. At the time of its acquisition, Mobitel did not conduct any commercial operations. Upon closing of the transaction, we held a tender for purchase of equipment and started construction and development of our “Beeline” network. We launched commercial operations in Georgia in March 2007.

In November 2006, we acquired 90.0% of Armentel, a fixed-line and mobile operator in Armenia.

Reportable Segments

Beginning with the fiscal year ended December 31, 2005, management decided to reorganize our reportable segments based on the countries in which we operate. As of December 31, 2006, our reportable segments were: (1) Russia, which includes the operating results of VimpelCom and all of our subsidiaries operating in Russia; (2) Kazakhstan, which includes the operating results of KaR-Tel; (3) Ukraine, which includes the operating results of URS; (4) Tajikistan, which includes the operating results of Tacom; (5) Uzbekistan, which includes the operating results of Unitel; (6) Georgia, which includes the operating results of Mobitel; and (7) Armenia, which includes the operating results of Armentel.

Our management analyzes the reportable segments separately because of different economic environments and the different stages of development of markets of wireless telecommunications services in Russia compared to the CIS, which require different investment and marketing strategies. Though historically the Moscow license area has been a more developed market for our company’s services compared to the regions of Russia outside of the Moscow license area, we no longer believe this is the case. Accordingly, we consolidated these segments into one reportable segment encompassing the entire territory of Russia.

Please note that our selected financial data, consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F and the following discussion and analysis include only four months of operating results for Kazakhstan for the fiscal year ended December 31, 2004, only two months of operating results for Ukraine for the fiscal year ended December 31, 2005, only eleven months of operating results for Uzbekistan for the fiscal year ended December 31, 2006, and less than two months of operating results for Armenia for the fiscal year ended December 31, 2006.

Trends in Operating Results

We have experienced significant growth in both our operating revenues and operating income in recent years. We have increased both our operating revenues and operating income primarily by increasing our total subscriber base, as well as by extracting additional revenues from our existing subscribers. Our subscriber base increased to 55.1 million, as of December 31, 2006, from 45.4 million, as of December 31, 2005. The net additions in our subscriber base were almost equally split between Russia and the countries of the CIS, of which the largest additions were in Kazakhstan (approximately 1.8 million new subscribers) and Ukraine (approximately 1.6 million new subscribers). In the future, we expect our subscriber growth will come primarily from the countries outside of Russia.

Subscriber growth during 2005 and 2006 was primarily attributable to organic growth rather than through acquisitions. Approximately 1.7% and 0.4% of our operating revenues in the years ended December 31, 2006 and 2005, respectively, were generated by subsidiaries acquired during the respective years, with the remaining increase generated through organic growth and greenfield roll-outs. In 2005 and 2006, we gained approximately 362,500 and 764,000 subscribers, respectively, as a result of our acquisitions of controlling interests in other wireless telecommunications companies (measured as of the date of acquisition). For more information on these and other acquisitions, see “—Mergers and Recently Completed Acquisitions” below.

In 2006, the growth in our operating revenues and operating income came predominantly from Russia, which represented 90.4% of our total consolidated operating revenue and 100.4% of our total consolidated operating income. The Russian cellular market, however, has approached saturation and as a result, we no longer expect to see large increases in our subscriber base in this country. Even though our subscriber base increased in Russia by 11.7% in 2006, our total market share in Russia decreased to 31.7%, as of December 31, 2006, from 34.3%, as of December 31, 2005, in large part due to intensified competition and marketing efforts by our competitors. As the wireless market in Russia has reached saturation, we are focusing less on subscriber market share growth and more on revenue growth.

In 2006, we reversed the downward ARPU trend of the past few years and our ARPU grew from US$7.5 in 2005 to US$8.0 in 2006. Our revenue growth was predominately fueled by an increase in ARPU in Russia, which increased from US$7.4 in 2005 to US$7.9 in 2006. In Russia, we will continue to focus on growth in ARPU and revenue coupled with strict cost control in 2007. In the future, we expect ARPU to gradually increase as Russia’s average disposable income also increases and as a result of the introduction and marketing of new, specialized products and services to our existing subscribers and corporate subscribers. As subscriber and cellular traffic increase, we generally expect to report higher revenue and operating income as a result of economies of scale and the implementation of a unified business model. Other key components of our growth strategy in Russia will be to increase our share of the high value subscriber market, improve subscriber loyalty, make selective acquisitions of regional operators and acquire new subscribers as a result of typical churn in our industry.

In the countries of the CIS outside of Russia, we will focus on strengthening our commercial operations and on subscriber growth. Most of the wireless markets in the CIS are still in a phase of rapid subscriber growth with penetration rates substantially lower than in Russia, including Kazakhstan (51.7%), Uzbekistan (10.4%), Tajikistan (11.9%), Georgia (45.8%) and Armenia (37.0%). As the infrastructure for telecommunications networks improves and the use of mobile devices becomes more widely-accepted, we expect substantial increases in the number of new subscribers using cellular services and we believe we are well-positioned to capitalize on this growth. Going forward, we expect the contribution of these countries to our financial results to increase at a higher proportionate rate than in Russia. Like Russia, the penetration rate in Ukraine is over 100.0% and accordingly, the opportunity for subscriber growth in Ukraine is less than the other countries of the CIS in which we operate.

Subscriber Data

We offer both contract and prepaid services to our subscribers. The following table indicates our subscriber figures, as well as our prepaid subscribers as a percentage of our total subscriber base, for the periods indicated:

	As of December 31,
	2006	2005	2004
Russia	48,141,200	43,096,700	25,724,600
Kazakhstan	3,826,500	2,050,300	859,000
Ukraine	1,876,100	256,800	—
Tajikistan	73,400	26,500	—
Uzbekistan	766,500	—	—
Armenia	452,000	—	—
Total number of subscribers	55,135,700	45,430,300	26,583,600
Percentage of prepaid subscribers(1)	96.5%	96.9%	95.8%
Percentage of active subscribers	82.7%	83.6%	—

(1)	Prepaid subscribers are those who pay for their services in advance. This definition is broader than the one historically used by our company as it includes advance payment subscribers who were previously considered contract subscribers.

In May 2005, we introduced an “active subscriber” definition as an additional characteristic of our subscriber base. Pursuant to this definition, a subscriber is considered “active” if the subscriber’s activity resulted in income to our company during the most recent three months. Such activity includes all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS, MMS, data transmission and receipt sessions, but does not include incoming SMS and MMS sent by our company or abandoned calls. As of December 31, 2006, we had approximately 55.1 million subscribers, of which 82.7% were considered “active.” We believe that introduction of the “active subscriber” definition provides our shareholders, investors and others with an additional criterion for analyzing our subscriber base and is more in line with international standards. Introduction of the definition does not change our total subscriber base accounting policy.

Russia. As of December 31, 2006, we had approximately 48.1 million subscribers in Russia, which, according to independent estimates, represented a 31.7% share of the Russian cellular market. Most of our subscriber growth in Russia in 2006 came from the regions outside of the Moscow license area, where our subscriber base increased from approximately 33.8 million, as of December 31, 2005, to approximately 38.0 million, as of December 31, 2006, an increase of approximately 12.4%. Our Moscow subscriber base also increased from approximately 9.3 million, as of December 31, 2005, to approximately 10.1 million, as of December 31, 2006, an increase of approximately 8.6%.

According to AC&M Consulting, as of December 31, 2006, there were approximately 151.9 million subscribers in Russia in terms of the number of subscriptions (as calculated by the number of valid SIM cards as reported by each of the mobile operators according to their churn policies), bringing total cellular penetration in Russia to 104.7% (and exceeding 150.0% in Moscow and 139.0% in St. Petersburg).

Churn policies differ among operators, which may lead to discrepancies in subscriber figures. Because a subscriber may own several SIM card subscriptions from one or more cellular providers, we believe the actual number of subscribers in Russia is substantially less than the 151.9 million cited by AC&M Consulting. For more information on differences in subscriber figures and other operating data among the leading wireless telecommunications providers, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—No standard definition of a subscriber exists in the mobile telecommunications industry; therefore, comparisons between subscriber data of different companies may be difficult to draw. Other calculations, including those for minutes of usage, also vary within the mobile telecommunications industry.”

Kazakhstan. According to our estimates, our subscriber base in Kazakhstan grew from approximately 2.1 million subscribers, as of December 31, 2005, to approximately 3.8 million subscribers, as of December 31, 2006, an increase of 86.6%. We estimate that our market share in Kazakhstan as of December 31, 2006 was 49.5% compared to 37.2% as of December 31, 2005. In 2006, we became the market leader in Kazakhstan after two full years of operation. Industry analysts estimate that the total number of subscribers in Kazakhstan, as of December 31, 2006, was approximately 7.7 million, which represented a penetration rate of approximately 51.7%. Given the current level of penetration, we believe that the mobile telecommunications market in Kazakhstan will expand rapidly in the next few years.

Ukraine. According to our estimates, our subscriber base in Ukraine grew from approximately 256,800 subscribers, as of December 31, 2005, to approximately 1.9 million subscribers, as of December 31, 2006, an increase of 630.6%. We estimate that our market share in Ukraine as of December 31, 2006 was 3.8% compared to 0.9% as of December 31, 2005. Industry analysts estimate the penetration rate in Ukraine (according to the number of valid SIM cards) as of December 31, 2006 exceeded 100.0%, but that the actual penetration rate was closer to approximately 70.0%. Despite the high penetration rate, we believe that there remain opportunities for subscriber growth in Ukraine and in 2007, the primary focus of our operations in Ukraine will be to increase our market share of subscribers. In the short term, we believe that this will lead to increased price competition among the major wireless operators and accordingly, we expect our ARPU to remain low in Ukraine for the foreseeable future.

Both before and after our acquisition of URS, Telenor and the Telenor Nominees have consistently objected to the acquisition. Following the URS acquisition, Telenor filed three lawsuits in Russia that, among other things, challenge the validity of the September 2005 EGM approving the acquisition and the adequacy of corporate approvals for the URS acquisition, and seek the unwinding of the URS acquisition. We continue to litigate these three Telenor lawsuits. To date, we have prevailed in each stage of the court proceedings in each of the three lawsuits. Each of the lawsuits remains subject to further appeal by Telenor. Telenor has requested that the Supreme Arbitration Court of Russia consider their appeal in two of the lawsuits that have so far reached this stage of appeal. We have been informed that with respect to at least one of the two lawsuits – challenging the validity of the September 2005 EGM – the Review Panel of the Supreme Arbitration Court has decided to transfer the lower courts’ decisions to be reviewed by the Presidium of the Supreme Arbitration Court because certain aspects of the lower court rulings were based on, what the Review Panel apparently believes to be, incorrect interpretations of Russian law. The interpretations of Russian law of the Review Panel are not binding on the Presidium of the Supreme Arbitration Court.

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

Tajikistan. According to our estimates, our subscriber base in Tajikistan grew from approximately 26,500 subscribers, as of December 31, 2005, to approximately 73,400 subscribers, as of December 31, 2006, an increase of 177.0%. We estimate that our market share in Tajikistan, as of December 31, 2006, was 8.9%. We estimate that the total number of subscribers in Tajikistan, as of December 31, 2006, was approximately 821,500, which represented a penetration rate of approximately 11.9%.

Uzbekistan. On January 18, 2006 and February 9, 2006, we acquired 100.0% ownership interests in Buztel and Unitel, respectively. At the time of its acquisition, Unitel had approximately 364,000 subscribers, representing, according to our estimates, a 31.0% market share in Uzbekistan. According to our estimates, as of December 31, 2006, we had approximately 766,500 subscribers, representing a market share of approximately 28.2%. We estimate that the total number of subscribers in Uzbekistan, as of December 31, 2006, was approximately 2.7 million, which represented a penetration rate of approximately 10.4%.

Georgia. On July 11, 2006, we acquired a 51% interest in Mobitel. At the time of its acquisition, Mobitel did not conduct any commercial operations. In March 2007, we launched commercial operations in Georgia under the “Beeline” brand name. We estimate that the total number of subscribers in Georgia, as of December 31, 2006, was approximately 2.1 million, which represented a penetration rate of approximately 45.8%.

Armenia. On November 16, 2006, we gained approximately 600,000 fixed-line subscribers and 400,000 mobile subscribers when we acquired a 90.0% interest in Armentel. According to our estimates, as of December 31, 2006, we had approximately 452,000 mobile subscribers, representing a market share of approximately 38.2%. We estimate that the total number of mobile subscribers in Armenia, as of December 31, 2006, was approximately 1.2 million, representing a penetration rate of approximately 37.0%. We intend to continue providing fixed-line services in Armenia and will focus on increasing our subscriber base in both segments.

Certain Performance Indicators

The following discussion analyzes certain operating data, such as average monthly service revenues per subscriber, or ARPU, minutes of use per subscriber, or MOU, and churn rate, that is not included in our financial statements. We provide this operating data because it is regularly reviewed by management and because management believes it is useful in evaluating our performance from period to period. Beginning in the first quarter of 2006, we introduced two additional performance indicators, MOUACT and ARPUACT, which refer to minutes of use per active subscriber and average monthly services revenues per active subscriber, respectively. We introduced these performance indicators on an active subscriber basis because they provide important information about the quality of our subscriber base and revenue flow.

We believe that presenting information about ARPU, MOU, ARPUACT and MOUACT is useful in assessing the usage and acceptance of our products and services, and that presenting our churn rate is useful in assessing our ability to retain subscribers. This additional operating information may not be uniformly defined by our competitors and, accordingly, may not be comparable with similarly titled measures and disclosures by other companies.

ARPU

ARPU is a non-U.S. GAAP financial measure calculated for each month in the relevant period by dividing our service revenue during that month, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our subscribers during the month. This figure includes both prepaid and contract customers. See “—Additional Reconciliations of Non-U.S. GAAP Financial Measures (Unaudited)” for more information regarding our use of ARPU as a non-U.S. GAAP financial measure.

ARPUACT is ARPU calculated on the basis of our active subscribers only.

The following tables shows our average ARPU and our average ARPUACT for the periods indicated:

	Year ended December 31,
	2006		2005		2004
ARPU:
Russia	US$	7.9	US$	7.4	US$	10.1
Kazakhstan	US$	10.1	US$	10.5	US$	15.7
Ukraine	US$	4.1	US$	4.1		—
Tajikistan	US$	4.4		—		—
Uzbekistan	US$	10.4		—		—
Armenia	US$	15.7		—		—
Georgia		—		—		—

Total ARPU	US$	8.0	US$	7.5	US$	10.1

	Year ended December 31,
	2006		2005		2004
ARPUACT:
Russia	US$	9.6	US$	8.5		—
Kazakhstan	US$	12.6	US$	11.3		—
Ukraine	US$	5.0	US$	4.3		—
Tajikistan	US$	6.8		—		—
Uzbekistan	US$	11.9		—		—
Armenia	US$	15.6		—		—
Georgia		—		—		—

Total ARPUACT	US$	9.7	US$	8.7		—

After steadily declining in 2004 and 2005, our ARPU stabilized and increased slightly to US$8.0 in 2006 from US$7.5 in 2005. The increase in ARPU in 2006 was primarily attributable to the improved quality of our subscriber base, increased traffic on our network, an increase in interconnect fees between mobile operators and the introduction of a first-minute charge on certain tariff plans. Additionally, ARPU increased in 2006 in part due to our switch to Russian ruble denominated tariffs, which reduced the negative effect on revenues of a depreciating Russian ruble value of the

U.S. dollar, and the implementation of a fixed exchange rate for our U.S dollar linked tariffs, which was set at a Russian ruble/U.S. dollar exchange rate that was above the official exchange rate. The decline in ARPU during previous periods was primarily attributable to an increase in the number of mass market subscribers as a proportion of the total number of our subscribers as a result of accelerated growth of our subscriber base in the regions, which typically comprises mass market subscribers, and a gradual reduction in our tariffs. Mass market subscribers generally have lower ARPU compared to corporate and business subscribers.

In Russia, we expect that cellular operators will seek to stabilize margins and continue their focus on revenue growth. We will target our marketing efforts on stimulating mobile service usage, including the use of value added services, by our existing subscribers through promotional campaigns and events. As a result, we expect ARPU in Russia to continue to stabilize and potentially slightly increase in the near future as historical downward pressure on ARPU from the growth of our mass market subscriber segment is reduced now that the market has become saturated and any continued downward pressure on ARPU is expected to be offset by increased usage of both voice services and value added services. In the CIS, we expect that an increasing percentage of our subscribers will be mass market subscribers and that ARPU in these countries will decrease in the near future.

As subscriber growth rates in Russia have slowed, we are increasingly reliant on ARPU growth for our operations to continue to expand. Our business strategy contemplates such growth and we are expending significant resources to increase our revenues per subscriber, particularly by marketing new products and value added services to both our existing subscribers and new corporate subscribers.

MOU

MOU is calculated for each month of the relevant period by dividing the total number of minutes of usage (including both billable minutes of usage and free minutes of usage) for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.

MOUACT is MOU calculated on the basis of our active subscribers only.

The following tables show our average MOU and our average MOUACT for the periods indicated:

	Year ended December 31,
	2006	2005	2004
MOU:
Russia	120.1	103.6	98.0
Kazakhstan	56.8	51.3	69.3
Ukraine	121.8	34.6	—
Tajikistan	77.4	—	—
Uzbekistan	279.5	—	—
Armenia	163.7	—	—
Georgia	—	—	—

Total MOU	117.9	101.4	96.5

	Year ended December 31,
	2006	2005	2004
MOUACT:
Russia	145.9	120.4	—
Kazakhstan	70.4	55.3	—
Ukraine	149.7	36.2	—
Tajikistan	121.1	—	—
Uzbekistan	320.5	—	—
Armenia	162.9	—	—
Georgia	—	—	—

Total MOUACT	143.4	117.6	—

The increase in MOU in Russia during the past three years was primarily attributable to an increase in MOU in both the Moscow license area and the regions of Russia due to national marketing campaigns aimed at increasing local traffic, which offered discounts and attractive prices on outgoing and incoming traffic to our subscribers. The increase in MOU in Ukraine in 2006 compared to 2005 was primarily attributable to an increase in the number of new subscribers who use their cellular telephones with more frequency than existing subscribers and marketing campaigns offering discounts and free minutes of usage to subscribers.

Churn rate

We define our churn rate as the total number of subscribers disconnected from our network within a given period expressed as a percentage of the midpoint of subscribers in our network at the beginning and end of that period. Contract subscribers are disconnected if they have not paid their bills for two months and prepaid subscribers are disconnected six months after their services have been blocked. We typically block a prepaid subscriber’s service in two cases: (1) their balance drops to zero or below, or (2) an account shows no chargeable activity for six months.

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

The following table shows our churn rates for the periods indicated:

	Year ended December 31,
	2006	2005	2004
Russia churn rate	35.4%	30.4%	29.3%
Kazakhstan churn rate	32.8%	30.3%	19.0%
Ukraine churn rate	18.6%	—	—
Tajikistan churn rate	95.1%	—	—
Uzbekistan churn rate	44.9%	—	—
Armenia churn rate	9.1%	19.0%	—

Total churn rate	35.1%	30.4%	29.6%

In general, a high level of churn is typical in cellular markets where a large proportion of the subscribers are prepaid or mass market subscribers, such as in Russia and the CIS. We believe the increase in our churn rate in 2006 compared to 2005 is due to intense seasonal promotional campaigns in Russia introduced by us and our competitors. The increase in our churn rate in Kazakhstan in 2005 and 2006 was due to price cutting by our major competitor in Kazakhstan in the first half of 2005 and isolated problems with our dealer network in the beginning of 2005. The very high churn rate in Tajikistan in 2006 was due to typical churn resulting from our acquisition of Tacom and launch of the Beeline brand name in Tajikistan. We expect our churn rate in both Russia and Kazakhstan to remain stable during 2007 as a greater proportion of our customer base continues to come from the regions of Russia and the CIS, which traditionally have lower churn rates than the Moscow license area, and as the results of our customer loyalty and retention marketing efforts over the past two years are realized.

Recently Completed Mergers and Acquisitions

On December 22, 2006, we acquired an additional 20.0% ownership interest in Tacom for a purchase price of US$5.0 million, bringing our total ownership interest in Tacom to 80.0%.

On April 28, 2006, we completed the mergers of Sotovaya Company, StavTeleSot, Vostok-Zapad Telecom, Orensot and DalTelecom into VimpelCom. On May 31, 2006 we completed the mergers of Extel and Beeline-Samara into VimpelCom.

On January 18, 2006, we acquired 100.0% of Buztel, which holds national GSM-900 and 1800 licenses that cover the entire territory of Uzbekistan, for a purchase price of US$60.0 million plus the assumption of approximately US$2.4 million in debt. On February 9, 2006, we acquired 100.0% of Unitel, which holds national GSM-900 and 1800 licenses for Uzbekistan, for a purchase price of US$200.0 million plus the assumption of approximately US$7.7 million in debt. On July 24, 2006, we completed the merger of Buztel into Unitel. In April 2007, we entered into an agreement to sell a 33.3% ownership interest in our wholly-owned subsidiary, Freevale Enterprises, Inc. (BVI), for US$20.0 million. Freevale Enterprises, Inc. (BVI) owns 21.0% of Unitel. The transaction is expected to close in the third quarter of 2007.

On July 11, 2006, we acquired 51.0% of Mobitel, which holds national GSM-1800 license that covers the entire territory of Georgia, for a purchase price of US$12.6 million plus the assumption of approximately US$0.2 million in net debt.

On November 16, 2006, we acquired 90.0% of Armentel, which holds a GSM-900 license and a CDMA license and has fixed-line operations in Armenia, for a purchase price of approximately US$445.0 million. In April 2007, we acquired from the Government of Armenia the remaining 10.0% of Armentel for a purchase price of €38.6 million (or approximately US$52.3 million). In addition, we will pay the Government of Armenia an amount representing 10.0% of the retained net profit of Armentel for the period following the closing of the acquisition of 90.0% of the Armentel shares and up to the closing of the acquisition of 10.0% of the Armentel shares.

On December 14, 2006, we acquired 75.0% of Limited Liability Company “Dominanta,” a company which renders mobile digital television services in the DVB-H standard in Moscow, the Moscow region and other regions of Russia, for a purchase price of approximately US$10.5 million.

On March 21, 2007, KaR-Tel acquired 99.0% of Limited Liability Partnership “Teta Telecom,” a holding company which holds 100.0% of Limited Liability Partnership “KZ-Trans,” a fiber-optic operator in Kazakhstan, and a minority interest in Limited Liability Partnership “TNS-Plus,” which holds a license for long-distance operations, for an aggregate purchase price of approximately US$10.1 million.

For more information regarding our mergers and acquisitions for each of 2006, 2005 and 2004, see “—Liquidity and Capital Resources—Investing activities.”

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. Customer advances were presented net of value added tax. Please see Note 2 to our audited consolidated financial statements included in this Annual Report on Form 20-F.

Revenues

We generate our revenues from providing wireless telecommunications services and selling handsets and accessories. Our primary sources of revenues consist of:

Service Revenues

Our service revenues include (1) revenues from airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect fees from other mobile and fixed-line operators, roaming charges and charges for value added services such as messaging, mobile internet, “infotainment,” caller number identification, voice mail and call waiting and (2) connection fees, which are one time charges for the allocation of a telephone number. In the past, connection fees were a notable component of our service revenues. However, in response to competitive factors, we have reduced or eliminated most connection fees in Russia. We expect that connection fees will not be a significant source of revenues going forward.

During 2006, we generated US$4,847.7 million in service revenues. Service revenues constituted approximately 99.5%, 98.9% and 98.0% of our total operating revenues, without giving effect to revenue-based taxes, for the years ended December 31, 2006, 2005 and 2004, respectively. We believe that service revenues will continue to increase in 2007 primarily as a result of increased usage of our mobile services and value added services due to our marketing campaigns and strong operating platform, coupled with higher living standards in Russia and the rapid expansion of the Russian economy.

During 2006, we generated US$503.9 million of our service revenues from interconnect revenues, or 10.3% of total operating revenues. This increase was primarily related to changes implemented by us in connection with the introduction of CPP in July 2006. Specifically, in response to the introduction of CPP we began to charge fixed-line operators rather than our subscribers for incoming calls, we amended the terms of interconnect fees with other mobile operators and we adjusted pricing on some tariff plans. As a result of these changes, over the next few years, we expect an increase in interconnect revenues payable by fixed-line operators, along with an increase in interconnect fees between mobile operators. Our interconnect revenues increase in 2006 was also due to an increased usage. We expect usage to continue to increase in the next few years.

During 2006, roaming revenues generated by our subscribers amounted to US$149.5 million, or 3.1% of total operating revenues, and our roaming revenues received from other wireless services operators for providing roaming services to their subscribers amounted to US$126.8 million, or 2.6% of total operating revenues. Over the next several years, we expect our roaming revenues from wireless users to stabilize as a percentage of our total operating revenues.

During 2006, we generated US$641.2 million of revenue, or 13.2% of total operating revenues, from value added services. We currently provide traditional value added services, such as voice mail, call forwarding, call waiting, conference calling, call barring, caller-ID, automatic dialing and alternative dialing. We also provide a variety of messaging value added services, such as outgoing SMS and MMS, as well as content delivery, such as games and other “infotainment” services. Over the next several years, we expect that revenues from value added services will increase as a percentage of our total operating revenues in each of our operating segments.

Sales of Handsets and Accessories

We sell wireless handsets and accessories to our subscribers for use on our networks. Sales of handsets and accessories constituted approximately 0.4%, 0.9% and 1.8% of our total operating revenues, during the years ended December 31, 2006, 2005 and 2004, respectively. Over the next several years, we expect revenues from sales of handsets and accessories to remain stable in absolute terms but to continue to decrease as a percentage of our total operating revenues.

Expenses

We have two categories of expenses directly attributable to our revenues: service costs and the costs of handsets and accessories.

Service Costs

Service costs include interconnection and traffic costs, channel rental costs, telephone line rental costs, roaming expenses and charges for connection to special lines for emergencies. Our service margin percentage during 2006 was 79.9% compared to 83.8% during 2005 and 84.2% during 2004. Service margin represents aggregate service revenues less service costs, expressed as a percentage of aggregate service revenues. The decrease in our service margin in 2006 is primarily due to the introduction of CPP as our interconnect fees per minute increased due to revised payment terms with other mobile and fixed-line operators. In 2006, our interconnect costs represented 56.5% of our total service costs as compared to 18.0% of our total service costs in 2005. We expect that over the next few years service margin will slightly decrease as a result of our response to the introduction of CPP.

Costs of Handsets and Accessories

Our costs of handsets and accessories sold represent the amount that is payable for this equipment. We purchase handsets and accessories from third party manufacturers for resale to our subscribers for use on our networks. We recorded profits from the sales of handsets and accessories of US$0.9 million during 2006, US$2.2 million during 2005 and US$8.1 million during 2004. The decrease in sales of handsets and accessories during 2006 and 2005 was primarily the result of a decrease in the price of handsets and an increase in dealer sales (as opposed to sales directly from our company). Profits from the sale of handsets and accessories are calculated as the difference between the revenues generated from the sales and the costs of the handsets and accessories sold.

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

Marketing and sales related expenses comprise a large portion of our selling, general and administrative expenses and consist primarily of dealers’ commissions, salaries and outsourcing costs and advertising expenses. Acquisition cost per subscriber, or SAC, is a non-U.S. GAAP financial measure calculated as dealers’ commissions (for sales and bonuses for exclusivity, if any), advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers added to our networks during the relevant period. Dealers’ bonuses for exclusivity were previously included in general and administrative expenses, but are now considered dealers’ commission expenses. Historical figures including SAC were recalculated accordingly. See “—Additional Reconciliation of Non-U.S. GAAP Financial Measures (Unaudited)” for more information regarding our use of SAC as a non-U.S. GAAP financial measure.

During 2006, our SAC increased to US$16.1 from US$13.2 in 2005, which was a decrease from US$13.9 in 2004. The increase in our SAC in 2006 is primarily due to an increase in our advertising and marketing expenses. As the Russian market becomes saturated and subscriber growth slows, we believe that our SAC is becoming a less reliable performance indicator as the bulk of our marketing and advertising expenses relate to retaining our existing subscriber base, rather than attracting new subscribers. In Russia, we believe that SAC will generally continue to increase as it becomes more difficult to attract new subscribers in a saturated market. We believe that SAC, however, will decrease in the CIS (excluding Russia) as SAC is typically lower in these countries than in Russia primarily as a result of lower dealer commissions and advertising costs.

Depreciation and amortization expense. We depreciate the capitalized costs of our tangible assets, which consist mainly of telecommunications equipment and buildings owned by us. We amortize our intangible assets, which consist primarily of telecommunications licenses and frequency allocations, telephone line capacity for local numbers in the Moscow license area and the regions. Effective January 1, 2002, goodwill is no longer being amortized and is subject to an annual impairment test. In response to the new telecommunications regulations adopted by the Russian Government in February 2005, we re-assessed the useful life estimates of our GSM telecommunications licenses. Beginning January 1, 2005, we changed the estimated remaining useful life of GSM telecommunications licenses and frequency allocations from the initial expiration dates of the GSM licenses in Russia (held by VimpelCom and its subsidiaries), which varied from April 2008 to September 2012, to December 31, 2012. The change was driven by the implementation of the Communications Law, which our management believed reduced the risk that GSM telecommunications licenses and frequency allocations would not be re-issued. Please see Note 3 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F for more information on our change in the useful life of the licenses.

Intangible assets constituted 23.2% of our total assets and 49.7% of our shareholders’ equity as of December 31, 2006. Our capital investments for 2006 were approximately US$1,512.1 million for the purchase of property and approximately US$679.8 million for the acquisition of new entities (net of cash holdings of acquired companies). Our capital investments for 2005 were approximately US$1,635.3 million for the purchase of property and approximately US$307.0 million for the acquisition of new entities (net of cash holdings of acquired companies). Our increased capital expenditures caused our total depreciation and amortization expenses to increase by 77.7% during 2006 compared to 71.9% during 2005 and 75.4% during 2004.

Provision for doubtful accounts. We include in our operating expenses an estimate of the amount of our accounts receivable that we believe will ultimately be uncollectible. We base the estimate on historical data and other relevant factors, such as the financial condition of the economy as a whole. Looking forward, over the next several years, we expect our provision for doubtful accounts to continue to remain low as a percentage of net operating revenues due to the large number of prepaid subscribers as a proportion of our total subscriber base. In addition, we are continually reviewing our collection practices to identify ways to manage risk and improve how we monitor and collect accounts receivable.

Interest expense. We incur interest expense on our vendor financing agreements, loans from banks, including the loans from UBS (Luxembourg) S.A., capital leases and other borrowings. Our interest bearing liabilities carry both fixed and floating interest rates. On our borrowings with a floating interest rate, the interest rate is linked either to LIBOR or to EURIBOR. During 2006, our interest expense amounted to US$186.4 million, or 3.8% of our consolidated total operating revenues, a 26.4% increase compared to US$147.4 million, or 4.6% of our consolidated total operating revenues, during 2005. Our interest expense depends on a combination of prevailing interest rates and the amount of our outstanding interest bearing liabilities. The increase in our interest expense during 2006 compared to 2005 was primarily attributable to an increase in the overall amount of our debt during 2006 as compared to 2005. In 2007, based upon our current plans, we expect to raise approximately US$800.0 million in debt financing in the Russian and/or international capital markets and/or in bank financing (including financing arrangements entered into in 2007 to date) to meet our projected capital expenditures, scheduled debt repayment and possible acquisitions through 2007. The actual amount of debt financing that we will need to raise will be influenced by the actual pace of traffic growth over the period, network construction, including our acquisition plans and our ability to continue revenue growth and stabilize ARPU. In addition, we are currently actively pursuing further opportunities for expansion. For more information on the risks associated with acquisitions, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—If we invest in or acquire other companies, particularly outside of Russia, we may face certain risks inherent in such transactions.” We cannot, however, give you any assurance of the exact amount that we will invest in acquiring wireless operators or that we will be able to complete any acquisitions successfully. If we make any further significant acquisitions beyond what is currently contemplated, we will need to increase the amount of additional debt financing over this period above the amount currently projected. For the risks associated with our ability to meet our financing needs, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We anticipate that we will need additional capital and we may not be able to raise it” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially adversely affect our business.”

Income tax expense. As of December 31, 2006, our operating income was subject to taxation in the Russian Federation, Kazakhstan (since September 2004), Ukraine (since November 2005), Tajikistan (since December 2005), Uzbekistan (since January 2006) and Armenia (since November 2006). As of December 31, 2006, there were no taxable operations in Georgia.

The statutory tax rate in Russia is 24.0%. The statutory income tax rate in Kazakhstan is 30.0%. The statutory tax rate in Ukraine and Tajikistan is 25.0%. The statutory tax rate in Armenia and Georgia is 20.0%. In Uzbekistan there is a complex income tax regime, that results in an effective rate of approximately 19%. Income tax expense includes both current and deferred tax expense. Our effective income tax rate of 32.2% during 2006 was higher than our effective income tax rate of 26.4% in 2005 primarily due to the effect of recognition of the tax claims brought by the Russian tax authorities and permanent differences between Russian tax accounting and U.S. GAAP accounting, in particular with respect to recognition of foreign currency exchange gains or losses and non-deductible expenses. Russia’s federal and local tax laws and regulations are subject to frequent change, varying interpretations and inconsistent enforcement. For more information, please see the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We could be subject to claims by the Russian tax inspectorate that could have a material adverse effect on our business” and “Item 3—Key Information—D. Risk Factors—Risks Related to the Legal and Regulatory Environment in Russia—Russia’s unpredictable federal and local tax systems give rise to significant uncertainties and risks that complicate our tax planning and business decisions.”

Results of Operations

The table below shows, for the periods indicated, the following statement of operations data expressed as a percentage of net operating revenues. Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation. For more information, see “—Reclassifications.”

	Year ended December 31,
	2006	2005	2004
Consolidated statements of income
Operating revenues:
Service revenues and connection fees	99.6%	98.9%	98.0%
Sales of handsets and accessories	0.3	0.9	1.8
Other revenues	0.1	0.2	0.2
Total operating revenues	100.0	100.0	100.0
Less revenue based taxes	—	—	—
Net operating revenues	100.0%	100.0%	100.0%
Operating expenses:
Service costs	17.9	16.0	15.5
Cost of handsets and accessories sold	0.4	0.9	1.4
Selling, general and administrative expenses	30.9	33.8	34.1
Depreciation	18.0	14.0	13.3
Amortization	3.7	4.4	3.0
Impairment of long lived assets	—	—	0.3
Provision for doubtful accounts	0.4	0.4	0.4
Total operating expenses	71.3	69.5	68.1
Operating income	28.7%	30.5%	31.9%
Other income and expenses:
Interest income	0.3	0.3	0.3
Other income	0.2	0.6	0.5
Interest expense	(3.8)	(4.6)	(4.1)
Other expenses	(1.0)	(0.8)	(0.9)
Net foreign exchange gain (loss)	0.5	0.2	0.2
Total other income and expenses	(3.8)	(4.3)	(4.2)
Income before income taxes, minority interest and cumulative effect of change in accounting principle	24.9%	26.2%	27.7%
Income tax expense	8.0	6.9	7.3
Minority interest in net earnings of subsidiaries, before cumulative effect of change in accounting principle	0.2	0.1	3.8
Income before cumulative effect of change in accounting principle	16.7	19.2	16.6
Cumulative effect of change in accounting principle	—	—	—
Minority interest in cumulative effect of change in accounting principle	—	—	—
Net income	16.7%	19.2%	16.6%

In accordance with the relevant provisions of the Financial Accounting Standard, or SFAS, No. 131, “Disclosures About Segments of an Enterprise and Related Information,” our reportable segments, as of December 31, 2006, were: (1) Russia, which includes the operating results of VimpelCom and all of our subsidiaries operating in Russia; (2) Kazakhstan, which includes the operating results of our subsidiary, KaR-Tel; (3) Ukraine, which includes the operating results of our subsidiary, URS; (4) Tajikistan, which includes the operating results of our subsidiary, Tacom, (5) Uzbekistan, which includes the operating results of our subsidiary, Unitel; (6) Georgia, which includes the operating results of our subsidiary, Mobitel; and (7) Armenia, which includes the operating results of our subsidiary, Armentel. For more information on our reportable segments, please see Note 18 to the audited consolidated financial statements included in this Annual Report on Form 20-F.

The tables below provide selected information about the results of: (i) our Russia operations for the year ended December 31, 2006 compared to the year ended December 31, 2005 and the year ended December 31, 2005 compared to the year ended December 31, 2004; (ii) our Kazakhstan operations for the year ended December 31, 2006 compared to the year ended December 31, 2005 and the year ended December 31, 2005 compared to the three months ended December 31, 2004; (iii) our Ukraine operations for the year ended December 31, 2006 compared to the two months ended December 31, 2005; (iv) our Tajikistan operations for the year ended December 31, 2006; (v) our Uzbekistan operations from February 1, 2006 to December 31, 2006; (vi) our Georgia operations from July 1, 2006 to December 31, 2006; and (viii) our Armenia operations from November 16, 2006 to December 31, 2006.

Russia

	Years Ended December 31,
	2006	2005	% change	2005	2004	% change
	(In millions of U.S. dollars, except % change)
Total operating revenues excluding intragroup transactions	4,400.3	3,033.0	45.1	3,033.0	2,067.9	46.7
Depreciation and amortization	900.3	535.4	68.2	535.4	329.5	62.5
Operating income	1,403.2	972.7	44.3	972.7	672.1	44.7
Income before income taxes and minority interest	1,231.3	847.1	45.4	847.1	582.9	45.3
Income tax expense	373.7	226.8	64.8	226.8	154.1	47.2
Net income	857.6	620.3	38.3	620.3	428.8	44.7

Kazakhstan

	Year ended December 31, 2006	Year ended December 31, 2005	% change	Year ended December 31, 2005	September 1, 2004 to December 31, 2004
	(In millions of U.S. dollars, except % change)
Total operating revenues excluding intragroup transactions	350.0	176.2	98.6	176.2	45.1
Depreciation and amortization	93.0	55.1	68.8	55.1	15.7
Operating income	47.6	9.6	395.8	9.6	2.1
Income before income taxes and minority interest	41.1	(2.1)		(2.1)	2.7
Income tax expense	21.3	(4.4)		(4.4)	0.9
Net income	19.8	2.3	882.6	2.3	1.8

Ukraine

	Year ended December 31, 2006	November 1, 2005 to December 31, 2005
	(In millions of U.S. dollars)
Total operating revenues excluding intragroup transactions	33.7	2.0
Depreciation and amortization	27.0	2.8
Operating income	(61.7)	(4.2)
Income before income taxes and minority interest	(68.6)	(4.5)
Income tax expense	(7.6)	(0.5)
Net income	(61.0)	(4.0)

	Tajikistan	Uzbekistan	Georgia	Armenia
	Year ended December 31, 2006	February 1, 2006 to December 31, 2006	July 1, 2006 to December 31, 2006	November 16, 2006 to December 31, 2006
	(In millions of U.S. dollars)
Total operating revenues excluding intragroup transactions	1.2	55.4	—	27.4
Depreciation and amortization	1.0	20.2	1.9	11.1
Operating income	(3.4)	11.9	(2.5)	2.2
Income before income taxes and minority interest	(4.4)	10.8	(2.1)	4.0
Income tax expense	—	2.6	—	0.7
Net income	(4.4)	8.2	(2.0)	3.3

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Operating Revenues

Our total operating revenues increased by 51.6% to US$4,868.0 million during 2006 from US$3,211.1 million during 2005. Total operating revenues from our operations in Russia, excluding intragroup transactions, increased by 45.1% to US$4,400.3 million during 2006 from US$3,033.0 million during 2005. Total operating revenues from our operations in Russia constituted 90.4% of our total operating revenues during 2006 compared to 94.5% in 2005. However, in the future, we expect a greater percentage of our total operating revenues to be derived from our operations in the CIS.

We increased our operating revenues in 2006 primarily as a result of the improved quality of our subscriber base, increased traffic on our network, an increase in interconnect fees between mobile operators, a conservative pricing policy and the introduction of a first-minute charge on certain tariff plans, as well as our switch to Russian ruble denominated tariffs and the implementation of a fixed exchange rate for our U.S dollar linked tariffs.

Service revenues. As described above, a substantial percentage of our total operating revenues come from service revenues (over 99.0% in 2006). Service revenues increased by 52.7% to US$4,847.7 million during 2006 from US$3,175.2 million during 2005.

During 2006, we generated US$503.9 million of our services revenues from interconnect revenues, or 10.3% of total operating revenues, compared to US$83.1 million, or 2.6% of total operating revenues in 2005. This increase was primarily related to changes implemented by us in connection with the introduction of CPP in July 2006. Specifically, in response to the introduction of CPP we began to charge fixed-line operators rather than our subscribers for incoming calls, we amended the terms of interconnect fees with other mobile operators and we adjusted pricing on some tariff plans.

During 2006, roaming revenues generated by our subscribers increased 31.0% to US$149.5 million compared to US$114.1 million during 2005, and our roaming revenues received from other wireless services operators for providing roaming services to their subscribers increased 10.1% to US$126.8 million compared to US$115.2 million during 2005. These increases were primarily due to improved and expanded network coverage and an increase in the number of our roaming partners. Our service revenues, excluding roaming revenues, grew at a faster rate than our roaming revenues. As a result, roaming revenues as a percentage of our total operating revenues decreased from 7.1% during 2005 to 5.7% during 2006.

During 2006, we generated US$641.2 million of revenue, or 13.2% of our consolidated total operating revenues, from value added services. This represented a 40.6% increase over revenues from value added services of US$456.0 million during 2005. In Russia, we generated US$603.3 million of revenues from value added services , or 94.1% of our revenues from value added services, in 2006, compared with US$448.0 million of revenues from value added services, or 98.2% of our revenues from value added services in 2005. We do not derive a significant amount of revenue from value added services in the CIS. The increase in our value added services revenues was primarily due to increased consumption of value added services during 2006 compared to 2005 as a result of our promotional and marketing campaigns.

Revenues from sales of handsets and accessories. Revenues from sales of handsets and accessories during 2006 decreased by 36.7% to US$19.3 million from US$30.5 million during 2005, primarily as a result of a decrease in the price of handsets and an increase in dealer sales (as opposed to sales directly from our company). As a percentage of total operating revenues, revenues from sales of handsets and accessories decreased to 0.4% during 2006 from 0.9% during 2005, as our service revenues increased at a faster rate than our revenues from connection fees and sales of handsets and accessories. In the future, we do not expect to earn a significant profit on the sale of handsets and accessories. Rather, we intend to sell handsets and accessories to help attract subscribers and ensure the supply of handsets in the marketplace. At times, we may offer handsets or accessories below cost as part of a sales promotion and in response to competition. We may consider shifting our handset sales to independent dealers as the wireless market grows and dealers’ retail operations develop.

Operating Expenses

Our total operating expenses increased by 55.4% to US$3,470.7 million during 2006 from US$2,233.1 million during 2005. Total operating expenses from our operations in Russia increased by 45.5% to US$2,998.6 million during 2006 from US$2,060.5 million during 2005. Total operating expenses from our operations in Russia constituted 86.4% of our total operating expenses during 2006 compared to 92.3% in 2005.

Service costs. Our service costs increased approximately 69.7% to US$872.4 million during 2006 from US$514.1 million during 2005. As a percentage of total operating revenues, our service costs increased to 17.9% during 2006 from 16.0% during 2005. Our gross margin decreased to 81.7% during 2006 from 83.1% during 2005. Gross margin is defined as total operating revenues less selected operating costs (specifically, service costs and costs of handsets and accessories sold), expressed as a percentage of total operating revenues.

Our service costs increased slightly relative to the growth in operating revenues primarily due to increased interconnect costs primarily as a result of the introduction of CPP. As a percentage of total operating revenues, our service costs increased to 17.9% during 2006 from 16.0% during 2005.

Cost of handsets and accessories sold. Our cost of handsets and accessories sold decreased by 35.3% to US$18.3 million during 2006 from US$28.3 million during 2005. This decrease was primarily due to the decreased volume of sales of handsets. Our cost of handsets and accessories sold as a percentage of total operating revenues declined to 0.4% during 2006 compared to 0.9% during 2005.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 38.5% to US$1,503.6 million during 2006 from US$1,085.8 million during 2005. The increase in selling and marketing expenses resulted primarily from a US$38.9 million increase in aggregate subscriber acquisition costs, a US$91.2 million increase in technical support and maintenance expenses due to increased equipment-related costs and payments for licenses, frequencies and permissions and a US$28.1 million increase in dealer commissions for the sale of prepaid subscriber cards and payments due to increased revenues. In addition, approximately US$240.7 million of the increase in our selling, general and administrative expenses is due to other general and administrative expenses related to our regional and CIS expansion, including US$15.7 million of general and administrative expenses of the companies we acquired in 2006.

In accordance with the Communications Law, beginning May 2, 2005, we began making payments to the “universal services fund.” In 2006, we made total payments to the fund in the amount of approximately US$41.7 million, a US$18.9 million increase compared to 2005. In the future, we expect payments to the fund to increase in proportion to an increase in our operating revenues.

Our SAC increased from US$13.2 per subscriber during 2005 to US$16.1 per subscriber during 2006, primarily due to a greater proportionate increase in our advertising and marketing expenses than the increase in our subscriber base. See “—Non-U.S. GAAP Financial Measures” for more information regarding our use of SAC as a non-U.S. GAAP financial measure. As a percentage of total operating revenues, our selling, general and administrative expenses declined during 2006 to 30.9% compared to 33.8% during 2005.

Depreciation and amortization expense. Our depreciation and amortization expense was US$1,054.5 million in 2006, a 77.7% increase compared to the US$593.3 million reported in 2005. The overall increase in depreciation and amortization expense was due to an increase in capital expenditures in Russia, Kazakhstan, Ukraine and Tajikistan. In addition, Unitel, Mobitel and Armentel, all of which we acquired in 2006, had depreciation and amortization expense of US$20.2, US$1.9 and US$11.1 million, respectively, in 2006.

Provision for doubtful accounts. Our provision for doubtful accounts increased by 87.9% to US$21.8 million during 2006 from US$11.6 million during 2005 in line with the growth of our operating revenues. As a percentage of net operating revenues, provision for doubtful accounts in 2006 was the same as in 2005, or 0.4%.

Operating Income

Primarily as a result of the foregoing, our operating income increased by 42.9% in 2006, from US$978.0 million during 2005 to US$1,397.3 million during 2006. In 2006, our operating income in Russia grew by 44.3% to US$1,403.2 million compared to US$972.7 million in 2005, which was primarily attributable to increased traffic on our networks, the introduction of Russian ruble denominated tariffs and an increase in interconnect charges between mobile operators, as well as management’s efforts to reduce costs. In 2006, our operating income in Kazakhstan grew by 395.8% to US$47.6 million compared to US$9.6 million in 2005 primarily due to an increase in our subscriber base, along with a stable ARPU. In 2006, we had negative operating income of US$61.7 million in Ukraine that was mainly due to costs associated with launching our commercial operations in April 2006, significant growth of advertising expenses due to active sales and subscriber base growth and the opening of branches countrywide, which resulted in technical and administrative expense growth. We believe that the increase in our total operating income in 2006 was primarily attributable to our focus on revenue growth and stabilizing ARPU, which, when combined with our ability to reduce costs relative to growth, resulted in an increase in our operational income during 2006. Throughout 2007 and 2008, we anticipate that our operating income will continue to increase relative to an increase in our operating revenues.

Other Income and Expenses

Interest expense. Our interest expense increased 26.4% to US$186.4 million during 2006, compared to US$147.4 4 million during 2005. The increase in our interest expense during this period was primarily attributable to an increase in the overall amount of our debt during 2006.

Foreign currency exchange gain/loss. We recorded a US$24.6 million foreign currency exchange gain during 2006 as compared to a US$7.0 million foreign currency exchange gain during 2005. The appreciation of the Russian ruble against the U.S. dollar during 2006 resulted in a significant foreign exchange gain during 2006 from a corresponding revaluation of our U.S. dollar denominated financial liabilities under our loan agreements. In order to reduce our foreign currency risk, in June and July 2006, we entered into a series of forward agreements to acquire US$570.0 million in Russian rubles to hedge our short-term U.S. dollar denominated liabilities due in the third and fourth quarters of 2006. In November 2006, we entered into another series of forward agreements to acquire US$972.7 million in Russian rubles to hedge our U.S. dollar denominated liabilities due in 2007 and the first quarter of 2008 (including a swap agreement in the principal amount of US$236.1 million). As of December 31, 2006, we had swap and forward agreements to purchase U.S. dollars for Russian rubles in an aggregate amount of US$972.7 million.

In August 2006, we entered into a forward agreement to acquire US$110.0 million in Kazakh tenge to hedge financial liabilities of KaR-Tel. In October 2006, the forward agreement was restructured into a swap agreement in a principal amount of US$100.0 million to purchase U.S. dollars for Kazakh tenge at the fixed rate of 122.64 Kazakh tenge per U.S. dollar and transfer our floating U.S. dollar interest rate loans to a fixed Kazakh tenge loan with an interest rate of 9.9%. As of December 31, 2006, we had a swap agreement to purchase U.S. dollars for Kazakh tenge with principal amount of US$97.8 million.

Income tax expense. During 2006, we recorded a US$390.7 million income tax expense, a 76.0% increase compared to an income tax expense of US$221.9 million recorded during 2005. This income tax expense consisted of current and deferred taxes. Deferred taxes arose due to differences between the basis of computing income under Russian tax principles and U.S. GAAP. The increase was primarily due to the increase in our taxable income and provisioned risks related to the tax claim in the tax inspectorate’s final decision relating to review of our 2003 and 2004 tax filings. During 2006, following the court rulings in the litigation relating to the final tax decision for 2003 and 2004, we reassessed the risk relating to potential additional tax liability in periods following 2004 and recorded a charge of US$25.8 million in the income tax expense line and a charge of US$24.2 million in the other expenses line of the consolidated statement of income for the year ended December 31, 2006. We do not agree with the tax decision and continue to challenge it in Russian court. If we are successful in our lawsuit, up to the entire amount that was recorded as an expense in the consolidated statement of income may be accrued as income in future periods. Our effective income tax rate of 32.2% during 2006 was higher than our effective income tax rate of 26.4% in 2005.

Net income and net income per share. In 2006, our net income was US$811.5 million, or US$15.94 per common share (US$3.98 per ADS), compared to US$615.1 million or US$12.05 per common share (US$3.01 per ADS) during 2005. In 2006, we reported diluted net income of US$15.97 per common share (US$3.98 per ADS), compared to diluted net income of US$12.04 per common share (US$3.01 per ADS) during 2005. In 2006, before eliminating intersegment transactions, net income for Russia was US$857.6 million, compared to US$620.3 million in 2005. Net income for Kazakhstan in 2006, before eliminating intersegment transactions, amounted to US$19.8 million, compared to US$2.3 million in 2005. Net loss for Ukraine in 2006, before elimination of intersegment transactions, amounted to US$61.0 million compared to a net loss of US$4.0 million in the last two months of 2005, following our acquisition of URS in November 2005.

The table below provides selected information about net income of our seven reportable segments for the year ended December 31, 2006 compared to the year ended December 31, 2005 (in millions of U.S. dollars):

	Years Ended December 31,
	2006	2005
Russia*	857.6	620.3
Kazakhstan*	19.8	2.3
Ukraine*	(61.0)	(4.1)
Tajikistan	(4.4)	—
Uzbekistan	8.2	—
Georgia	(2.0)	—
Armenia	3.3	—
Intersegment transactions and minority interest	(8.1)	(3.4)
Cumulative effect of changes in accounting principles	(1.9)	—
Total Net Income	811.5	615.1

*	Net income, including intersegment transactions.

The increase in our total net income in 2006 was primarily attributable to an increase in our operating revenues without a substantial proportionate increase in our operating expenses.

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

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 50.8% to US$1,085.8 million during 2005 from US$720.1 million during 2004. The increase in selling and marketing expenses resulted primarily from a US$117.5 million increase in aggregate subscriber acquisition costs due to increased gross sales, a US$44.3 million increase in technical support and maintenance expenses due to our continued regional roll-out and a US$26.6 million increase in dealer commissions for sales of scratch cards and payments due to increased revenues. In accordance with the New Law, beginning May 2, 2005, we began making payments to the “universal services fund.” In 2005, we made total payments to the universal services fund in the amount of approximately US$22.8 million. Approximately US$154.5 million of the increase is due to other general and administrative expenses related to our regional and CIS expansion, including US$3.2 million of general and administrative expenses of the companies we acquired in 2005. At the same time, our SAC decreased from US$13.9 per subscriber during 2004 to US$13.2 per subscriber during 2005, primarily due to a decrease in the average dealer commission per new subscriber as well as the amount spent on advertising per new subscriber and because a growing percentage of our new subscribers were located in the regions of Russia and Kazakhstan, where SAC is lower than in the Moscow license area. See “—Non-U.S. GAAP Financial Measures” for more information regarding our use of SAC as a non-U.S. GAAP financial measure. The decrease in the amount spent on advertising per subscriber is due primarily to economies of scale. In this respect, in 2005, we derived significant benefits from our brand name, which we believe is one of the most recognized brand names in Russia. As a percentage of total operating revenues, our selling, general and administrative expenses also declined during 2005 to 33.8% as compared to 34.1% during 2004.

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

Liquidity and Capital Resources

Consolidated Cash Flow Summary

	Year ended December 31,
	2006		2005		2004
Net cash flow provided by operating activities	US$	1,971.3	US$	1,292.9	US$	803.9
Net cash flow (used in) provided by financing activities		292.9		364.9		856.1
Net cash flow used in investing activities		(2,287.1)		(1,590.8)		(1,517.3)
Effect of exchange rate changes on cash and cash equivalents		3.7		(9.2)		5.5
Net cash flow		(19.2)		57.8		148.2

During the years ended December 31, 2006, 2005 and 2004, we generated positive cash flows from our operating activities and negative cash flows from investing activities. During the year ended December 31, 2006, we recorded a positive free cash flow (before acquisitions) of US$459.2 million. Free cash flow is calculated by us as net cash provided by our operating activities less capital expenditures (excluding acquisitions). Cash flow from financing activities was positive during the years ended December 31, 2006, 2005 and 2004. The positive cash flow from financing activities during the year ended December 31, 2006 was primarily the result of our receipt of proceeds from a US$367.2 million loan to our company by UBS (Luxembourg) S.A. in connection with the sale of an aggregate of US$600.0 million 8.25% loan participation notes issued by, but without recourse to, UBS (Luxembourg) S.A. (of which US$232.8 million was used to exchange loan participation notes issued in June and July 2004). The positive cash flow from financing activities during the year ended December 31, 2005 was primarily a result of our receipt of proceeds from loans to our company by UBS (Luxembourg) S.A. in connection with the sale of an aggregate of US$300.0 million 8.0% loan participation notes issued by, but without recourse to, UBS (Luxembourg) S.A. in February 2005, as well as the receipt of proceeds from a syndicated loan in the aggregate amount of US$425.0 million. The positive cash flow from financing activities during the year ended December 31, 2004 was primarily a result of our receipt of proceeds from loans to our company by UBS (Luxemburg) S.A. in connection with the sale of an aggregate of US$450.0 million 10.0% loan participation notes issued by, but without recourse to, UBS (Luxemburg) S.A. in June and July 2004 and the sale of US$300.0 million 8.375% loan participation notes issued by, but without recourse to, UBS (Luxembourg) S.A. in October 2004, which were offset in part by repayments made under our maturing debt obligations. In the foreseeable future, our further expansion will require significant investment activity, including the acquisition of equipment and possibly the acquisition of other companies. Additionally, as of December 31, 2006, approximately US$424.1 million of our contractual obligations were scheduled to mature prior to December 31, 2007. We expect our near term investment activity and contractual obligations payments to generate cash outflows, and we expect to meet these needs from internal and external sources.

As our subscriber base grows, we expect positive cash flows from operations will continue to provide us with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of our operations, contractual restrictions, availability of Export Credit Agency, or ECA, guarantees, the financial position of Russian banks, the willingness of international banks to lend to Russian companies and the liquidity of international and Russian capital markets. Our current plan contemplates that we will need to raise approximately US$800.0 million in debt financing in the Russian and/or international capital markets, bank financing (including financing arrangements entered into in 2007 to date) and ECA-backed credits to meet our projected capital expenditures, scheduled debt repayment and possible acquisitions through 2007. The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU. In addition, we are currently actively pursuing opportunities for expansion. We cannot, however, give you any assurance of the exact amount that we will invest in acquiring wireless operators or that we will be able to complete any acquisitions successfully. If we make any further significant acquisitions beyond what is currently contemplated by our plan, we will need to increase the amount of additional debt financing over this period above the amount currently projected. For the risks associated with our ability to meet our financing needs, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We anticipate that we will need additional capital and we may not be able to raise it.”

As of December 31, 2006, our cash and cash equivalents balance was US$344.5 million (primarily held in U.S. dollars, Russian rubles and Euros), compared to US$363.6 million as of December 31, 2005. As of December 31, 2006, we had negative working capital of US$487.4 million, compared to negative working capital of US$457.9 million as of December 31, 2005. Working capital is defined as current assets less current liabilities. The decrease in our working capital as of December 31, 2006 was primarily due to increases in our accounts payable, accrued liabilities and the recognition of certain of our bank loans as current liabilities due to their further repayment in 2007. As of December 31, 2006, customer advances amounted to US$282.6 compared to US$279.1 million as of December 31, 2005. The growth in accounts payable and accrued liabilities during 2006 was primarily due to an increase in the volume of our operations. We believe that our working capital is sufficient to meet our present requirements.

Operating activities

During 2006, net cash provided by operating activities was US$1,971.3 million, a 52.5% increase over US$1,292.9 million of net cash provided by operating activities during 2005, which, in turn was an increase from net cash provided by operating activities during 2004 of US$803.9 million. The improvement in net cash from operating activities during 2006 as compared to 2005 and 2004 was primarily due to the increased profitability of our operations and the increase in the volume of operations, which, in turn, was primarily the result of an increase in the number of subscribers during these periods and increased usage of our mobile services and value added services by existing subscribers. In 2006, there were no significant changes in the terms of payments to our suppliers and our policies in respect of customer advances and accounts payable as compared to 2005 and 2004.

Financing activities

The following table provides a summary of the outstanding indebtedness of our company and our subsidiaries with a principal balance exceeding US$10.0 million as of December 31, 2006. For additional information on this indebtedness, please refer to the discussion below, as well as to the notes to our consolidated financial statements contained elsewhere in this Annual Report on Form 20-F. For information regarding changes in certain of our outstanding indebtedness subsequent to December 31, 2006, see “—2006,” “—2007” and “—Equipment Financing—2006” below. For a description of some of the risks associated with certain of our indebtedness, please refer to the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors.”

Borrower	Type of debt	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.25%	US$600.0	May 23, 2016	None	None

VimpelCom	Loans from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	10.0%	US$217.2(1)	June 16, 2009	None	None

VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.375%	US$300.0	October 22, 2011	None	None

VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.0%	US$300.0	February 11, 2010	None	None

Borrower	Type of debt	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
VimpelCom	Syndicated loan arranged by Citibank, N.A. and Standard Bank London Limited	LIBOR plus 1.0%	US$236.1	February 28, 2008	None	None

VimpelCom	Loan from Sberbank	8.5%	US$129.8	April 14, 2009	None	Common stock of RTI and promissory notes

VimpelCom	Syndicated loan arranged by Citibank, N.A. and Sumitomo Mitsui Banking Corp. Europe Limited	LIBOR plus 1.5% (A) and 1.65% (B)	US$103.0(2)	November 18, 2008	None	None

KaR-Tel	Loan from European Bank of Reconstruction and Development	LIBOR plus 3.5% (B) and 3.9% (A)	US$97.5	December 18, 2008 (B) and December 18, 2010 (A)	VimpelCom for up to US$20.0 million	None

VimpelCom	Loan from Svenska Handelsbanken	LIBOR plus 0.325%	US$85.5	November 30, 2012	EKN (Swedish Export Credits Guarantee Board)	None

VimpelCom	Loan arranged by Citibank International plc, N.A.	LIBOR plus 0.1%	US$51.3	November 07, 2012	Euler Hermes Kreditversicherungs	None

VimpelCom	Loan from Svenska Handelsbanken	LIBOR plus 0.325%	US$44.8	May 20, 2011	EKN (Swedish Export Credits Guarantee Board)	None

VimpelCom	Loans from Bayerische Hypo- und Vereinsbank and Nordea Bank	LIBOR plus 0.35%	US$40.98	May 6, 2010 and May 17, 2010	Euler Hermes Kreditver- sicherungs AG	None

URS	Loan from Raiffeisen Zentralbank Österreich AG	LIBOR plus 1.25%	US$40.0	October 19 , 2009	VimpelCom	None

URS	Loan from Bayerische Landesbank	LIBOR plus 1.0%	US$40.0	December 12, 2009	VimpelCom	None

KaR-Tel	Loan from Bayerische Hypo- und Vereinsbank AG	LIBOR plus 0.4%	US$31.3	May 04, 2011	Euler Hermes Kreditver-sicherungs and ATF Bank, amounting to US$20.0 million	None

Borrower	Type of debt	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
Armentel	Equipment financing agreement with Intracom SA	Various rates	US$27.6 (US$3.7 and €18.6)	Various dates through 2011	None	None

VimpelCom	Loan from Sberbank	8.5%	US$23.1	August 27, 2007	None	Promissory notes

KaR-Tel	Loan arranged by Citibank International plc, N.A.	LIBOR plus 0.25%	US$21.8	January 24, 2010 and July 24, 2010	VimpelCom for up to US$30.0 million and ECGD	None

Unitel	Equipment financing agreement with Huawei	Various rates	US$18.6	Various dates through 2008	None	Network equipment

VimpelCom	Loan from Bayerische Hypo- und Vereinsbank and Nordea Bank	LIBOR plus 0.35%	US$16.1	October 18, 2010	Euler Hermes Kreditver- sicherungs AG and VimpelCom	None

Armentel	Loan from BNP Paribas	EURIBOR plus 0.9%	US$15.0 (€11.4)	Various dates through 2012	None	None

URS	Loan from Raiffeisenbank Ukraine	LIBOR plus 3.0%	US$10.0	November 8, 2009	VimpelCom	None

VimpelCom	Loan from ZAO “Raiffeisenbank Austria”	LIBOR plus 1.0% or MOSPRIME plus 1.0%	US$0.0(3)	May 11, 2007	None	None

VimpelCom	Loan from Sberbank	8.5%	US$0.0(4)	August 30, 2009	None	Promissory notes

Other loans, equipment financing and capital lease obligations			US$39.7	—	—	—

(1)	In connection with the exchange offer by our company completed in May 2006, the outstanding principal amount due under this loan was reduced from US$450.0 million to US$217.2 million.

(2)	The aggregate principal amount available under this facility is US$250.0 million. As of December 31, 2006, no amounts had been drawn down under the Facility A and our outstanding debt under Facility B was US$103.0 million. No further draw downs have been made under this facility subsequent to December 31, 2006.

(3)	The aggregate principal amount available under this facility is US$40.0 million. As of December 31, 2006 and as of the date of this Annual Report on Form 20-F, no amounts had been drawn down under this facility.

(4)	The aggregate principal amount available under this facility is 6,000.0 million Russian rubles. As of December 31, 2006 and as of the date of this Annual Report on Form 20-F, no amounts had been drawn down under this facility.

         2002. In December 2002, Sberbank provided VimpelCom-Region with a five-year U.S. dollar denominated secured credit line of US$70.0 million. In 2002, VimpelCom-Region drew down US$39.4 million of the credit line and, on March 27, 2003, VimpelCom-Region drew down the remaining balance of the credit line. In August 2003, Sberbank decreased the initial interest rate on this loan from 13.0% per annum to 11.5% per annum. In April 2004, Sberbank decreased the interest rate on this loan from 11.5% per annum to 8.5% per annum. The interest rate may change again upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central

Bank of Russia. The credit line is being repaid on a quarterly basis since November 2004. The last repayment is scheduled for August 2007. The credit line is currently secured by a pledge of certain promissory notes issued by our company. As of December 31, 2006, there was approximately US$23.1 million outstanding under this credit line.

Upon consummation of the merger of VimpelCom-Region into VimpelCom, VimpelCom became the obligor under this loan. As a result of an amendment entered into on November 29, 2004, some of the restrictive covenants contained in this credit line have become similar to those of our April 2004 Sberbank credit facility (see below). The covenants currently contained in this loan, among others, require that a specified amount of our company’s aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. The credit line also contains a financial covenant requiring that our company’s ratio of total debt to OIBDA on a consolidated basis not exceed 3.0.

2004. In April 2004, Sberbank provided our company with a five-year U.S. dollar denominated secured non-revolving credit line of US$130.0 million. The credit line bears interest at the rate of 8.5% per annum, which may be changed unilaterally by Sberbank upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. The credit line is repayable in eight equal quarterly installments over a two-year period, beginning on February 27, 2007 and ending April 14, 2009. The credit line is secured by a pledge of shares in our subsidiary Closed Joint Stock Company “RTI Service-Svyaz” and certain promissory notes issued by our company. The proceeds of the credit line may be used to finance the expansion of our business. The credit line with Sberbank contains certain restrictive covenants that, among other things require that a specified amount of our company’s aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. The credit line also contains a financial covenant requiring that our company’s ratio of total debt to OIBDA on a consolidated basis not exceed 3.0. As of December 31, 2006, the amount outstanding under this credit line was US$129.8 million

On June 16, 2004, UBS (Luxembourg) S.A. completed an offering of 10.0% loan participation notes due 2009 for the sole purpose of funding a US$250.0 million loan to our company. On July 14, 2004, UBS (Luxembourg) S.A. completed a second round of debt financing through the issuance of 10.0% loan participation notes due 2009 for the sole purpose of funding an additional US$200.0 million loan to our company. The notes issued on July 14, 2004 are consolidated and form a single series with the US$250.0 million 10.0% notes due June 16, 2009 that were issued on June 16, 2004. The loan participation notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS (Luxembourg) S.A. The loans and the loan participation notes will mature in June 2009. Interest on the loans and the loan participation notes is payable semi-annually at a rate of 10.0% per annum. In connection with the completion of our exchange offer in May 2006, we exchanged US$232.8 million of the 10.0% loan participation notes due 2009 for 8.25% loan participation notes due 2016. Accordingly, the outstanding principal amount under this loan was reduced from US$450.0 million to US$217.2 million. For more information on the exchange offer, see “—2006” below.

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

On February 28, 2005, we entered into an unsecured syndicated loan facility in the principal amount of US$425.0 million. The transaction was partly underwritten by Citibank, N.A. and Standard Bank London Limited, who were also acting as mandated lead arrangers and bookrunners for the financing. The facility is a three-year unsecured amortizing term loan, with quarterly principal payments beginning one year after the execution date and originally bore interest at 2.5% above LIBOR per annum. This syndicated loan contains various restrictive covenants, including a change of control restriction and financial covenants requiring that our company’s ratio of total debt to OIBDA on a consolidated basis does not exceed 3.0 and that our company’s ratio of OIBDA to interest expense on a consolidated basis does not exceed 5.0. On August 29, 2006, we amended and restated this agreement to reduce the interest rate margin under the facility from 2.5% to 1.0% per annum. The interest rate adjusts based on our ratio of total debt to OIBDA. Certain covenants were also amended so that all the restrictive covenants in this loan are consistent with those of the syndicated loan facility arranged on November 18, 2005 by Citibank, N.A. and Sumitomo Mitsui Banking Corporation Europe Limited. As of December 31, 2006, there was approximately US$236.1 million outstanding under this facility.

On November 18, 2005, we entered into an unsecured syndicated loan facility in the principal amount of US$250.0 million. The transaction was arranged by Citibank, N.A. and Sumitomo Mitsui Banking Corporation Europe Limited, who were also acting as bookrunners for the financing. The facility is a three-year unsecured syndicated loan, consisting of a US$147.0 million revolving loan (Facility A) and a US$103.0 million amortizing term loan (Facility B). The facility initially originally bore interest at a rate of LIBOR plus 1.5% per annum for Facility A and LIBOR plus 1.65% per annum for Facility B. The interest rate adjusts based on our company’s credit ratings. Starting on the interest period beginning April 27, 2007, due to our upgraded credit ratings, the interest rates were decreased to LIBOR plus 1.35% per annum for Facility A and to LIBOR plus 1.5% per annum for Facility B. Facility A is available for drawing until October 18, 2008 and Facility B was available for drawing until May 18, 2006. This syndicated loan contains various restrictive covenants, including a change of control restriction and financial covenants requiring that our company’s ratio of total debt to OIBDA on a consolidated basis not exceed 3.0 and that our company’s ratio of OIBDA to interest expense on a consolidated basis not be less than 5.0. As of December 31, 2006, no amounts had been drawn down under Facility A and our outstanding debt under Facility B was US$103.0 million.

On December 16, 2005, KaR-Tel entered into a US$100.0 million loan agreement with the European Bank of Reconstruction and Development, or EBRD. EBRD provided US$50.0 million from its own sources (Tranche A), with the remaining US$50.0 million provided by a group of banks (Citigroup, Bayerische Hypo- und Vereinsbank AG, Nordea Bank AB (publ) and Raffeisen Zentralbank Österreich) (Tranche B). The interest rate is LIBOR plus 3.9% for Tranche A and LIBOR plus 3.5% for Tranche B. This loan contains various restrictive covenants, including a change of control restriction and financial covenants applicable to KaR-Tel. Tranche A matures on December 18, 2010, and Tranche B matures on December 18, 2008. As of December 31, 2006, the principal debt under this loan agreement was US$97.5 million. In connection with this loan, VimpelCom provided a parent guarantee for up to US$20.0 million.

2006. On May 11, 2006, we entered into a revolving loan agreement with ZAO “Raiffeisenbank Austria” for an aggregate principal amount of US$40.0 million. The loan may be drawn in either U.S. dollars or Russian rubles. The loan bears interest at a rate of one-month LIBOR plus 1.0% for indebtedness denominated in U.S. dollars and one-month MOSPRIME plus 1.0% for indebtedness denominated in Russian rubles. This loan contains a financial covenant requiring that our company’s ratio of total debt to OIBDA on a consolidated basis not exceed 3.0 and that our company’s ratio of OIBDA to interest expense on a consolidated basis not exceed 5.0. The facility will mature on May 11, 2007. As of December 31, 2006, there were no drawings under this loan agreement.

On May 22, 2006, UBS (Luxembourg) S.A. completed an offering of US$600.0 million 8.25% loan participation notes due 2016, or the 2016 Notes, for the sole purpose of funding a US$600.0 million loan, or the 2016 Loan, to our company. The 2016 Notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS (Luxembourg) S.A. The 2016 Loan and the 2016 Notes will mature in May 2016. Interest on the 2016 Loan and the 2016 Notes is payable semi-annually at a rate of 8.25% per annum. US$367.2 million principal amount of the 2016 Notes were issued in a concurrent offer for cash consideration and US$232.8 million principal amount of the 2016 Notes were issued in an exchange offer, or the Exchange Offer, in exchange for an equal principal amount of validly tendered and accepted 10.0% loan participation notes due 2009, or the 2009 Notes, issued in June and July 2004 by UBS (Luxembourg) S.A. for the sole purpose of funding an aggregate US$450.0 million loan, or the 2009 Loan, to our company. As a consequence of the Exchange Offer, the obligation of UBS (Luxembourg) S.A. to advance under the 2016 Loan the US$232.8 principal amount equal to the principal amount of 2009 Notes tendered in the Exchange Offer was offset against the matured obligation of VimpelCom to repay to UBS (Luxembourg) S.A. an equal principal amount under the 2009 Loan, thereby reducing the outstanding principal amount due by VimpelCom under the 2009 Loan from US$450.0 million to US$217.2 million.

In connection with the Exchange Offer, we are required to record deferred financing costs relating to a cash consideration payment (which includes an early submission payment) connected with the Exchange Offer for the 2009 Notes, and such deferred financing costs (together with the capitalized costs incurred in connection with the Exchange Offer) will be amortized over the life of the 2016 Notes. We will record approximately US$20.6 million of deferred financing costs relating to the cash consideration payment. Such deferred financing costs will be amortized over 10 years, or US$2.06 million per year.

On August 31, 2006, Sberbank provided VimpelCom with a three-year Russian ruble denominated non-revolving credit line in the amount of 6,000 million Russian rubles (or approximately US$227.9 at an exchange rate as of

December 31, 2006). We had the right to draw down the entire amount before February 28, 2007. The credit line bears interest at a rate of 8.5% per annum, which may be changed unilaterally by Sberbank upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. As of December 31, 2006, assets pledged as collateral against this loan from Sberbank to VimpelCom included promissory notes issued by VimpelCom to RTI and Impuls-KB with a nominal amount of 2,930 million Russian rubles (or approximately US$111.3 million) and 900 Russian million rubles (or approximately US$34.2 million), respectively. The credit line with Sberbank contains certain restrictive covenants that, among other things require that a specified amount of our company’s aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. The credit line also contains a financial covenant requiring that our company’s ratio of total debt to OIBDA on a consolidated basis not exceed 3.0. As of the date of this Annual Report on Form 20-F, we had drawn down entire amount under this facility.

On October 19, 2006, URS signed a US$40.0 million loan agreement with Raiffeisen Zentralbank Österreich AG. The facility bears interest at a rate of LIBOR plus 1.25% per annum and is fully guaranteed by VimpelCom. This loan includes various restrictive covenants that, among other things, require that URS’s equity at all times be positive. VimpelCom’s guarantee contains financial covenants requiring that our company’s ratio of total debt to OIBDA on a consolidated basis not exceed 3.0 and that our company’s ratio of OIBDA to interest expense on a consolidated basis not be less than 5.0. As of December 31, 2006, the principal amount outstanding under this loan agreement was US$40.0 million.

On November 9, 2006, URS signed a US$20.0 million loan agreement with Raiffeisenbank Ukraine. The facility bears interest at a rate of LIBOR plus 3.0% per annum and is fully guaranteed by VimpelCom. The loan contains certain restrictive covenants that, among other things, require that a specified amount of URS’s aggregate credit turnover (as defined in the relevant documentation) be through Raiffeisen Bank Ukraine. As of December 31, 2006, the principal amount outstanding under this loan agreement was US$10.0 million.

On December 12, 2006, URS signed a US$40.0 million loan agreement with Bayerische Landesbank. The facility bears interest at a rate of LIBOR plus 1.0% per annum and is fully guaranteed by VimpelCom. This loan contains various restrictive covenants, including a change of control restriction and a requirement that URS’s equity at all times be positive. The loan and VimpelCom’s guarantee also contain various restrictive covenants applicable to VimpelCom as guarantor, including a change of control restriction and financial covenants requiring that our company’s ratio of total debt to OIBDA on a consolidated basis not exceed 3.0 and that our company’s ratio of OIBDA to interest expense on a consolidated basis not be less than 5.0. As of December 31, 2006, the principal amount of debt outstanding under this facility was US$40.0 million.

2007. On March 26, 2007, URS signed a US$100.0 million loan agreement with Standard Bank plc, Sumitomo Mitsui Banking Corporation Europe Limited and VTB Bank Europe plc. The facility bears interest at a rate of LIBOR plus 1.15% per annum and is fully guaranteed by VimpelCom. This loan contains various restrictive covenants, including a change of control restriction and a requirement that URS’s equity at all times be positive. The loan and VimpelCom’s guarantee also contain various restrictive covenants applicable to VimpelCom as guarantor, including a change of control restriction and financial covenants requiring that our company’s ratio of total debt to OIBDA on a consolidated basis not exceed 3.0 and that our company’s ratio of OIBDA to interest expense on a consolidated basis not be less than 5.0. As of the date of this Annual Report on Form 20-F, URS had not drawn down any amounts under this loan agreement.

Equipment Financing. The following is a summary of our material arrangements of this type.

2004. In February 2004, VimpelCom-Region entered into a non-revolving credit agreement with Svenska Handelsbanken AB with a credit limit of US$69.7 million for the purpose of financing the acquisition of Ericsson telecommunications equipment and refinancing the guarantee premium paid to the Swedish Export Credit Agency, or EKN. The credit line bears interest at the rate of six-month LIBOR plus 0.325%and is repayable in fourteen equal semi-annual installments over a seven-year period beginning on November 20, 2004. The credit line is secured by a guarantee from EKN and originally was secured by a guarantee from our company and a pledge of the equipment financed by this loan. VimpelCom-Region paid EKN a guarantee fee in the amount of US$6.8 million, or 9.82% of the total commitment under this loan. Pursuant to the merger of VimpelCom-Region into VimpelCom, VimpelCom and Svenska entered into an amended and restated form of the credit agreement under which VimpelCom became the obligor under this loan. The interest rate, the repayment date and the guarantee from EKN remained the same, but VimpelCom’s guarantee ceased to exist. This loan also contains various restrictive covenants, including a change of control restriction and financial covenants requiring that our company’s ratio of total debt to OIBDA on a consolidated basis not exceed

3.0. On November 3, 2005, VimpelCom and Svenska entered into a further amendment agreement, under which the equipment pledge was released and various terms modified to conform it to the loan agreement signed by VimpelCom and Svenska on November 3, 2005, as described below. As of December 31, 2006, US$44.8 million was outstanding under this loan.

2005. On June 30, 2005, we entered into two non-revolving credit agreements with Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB (publ) with a total credit limit of US$59.0 million. In accordance with amendments signed on October 20, 2005, the aggregate amount of the loans decreased to US$58.5 million. The credit lines both bear interest at the rate of six-month LIBOR plus 0.35% and are repayable in ten equal semi-annual installments over a five-year period beginning on November 7, 2005. These loans also contain various restrictive covenants, including a financial covenant requiring that our company’s ratio of total debt to OIBDA on a consolidated basis not exceed 4.5. The credit lines are backed by guarantees from Euler Hermes Kreditversicherungs AG, or Hermes, the German export credit insurer. We paid Hermes a guarantee fee in the amount of 5.153% of the total commitment under these loans. As of December 31, 2006, the aggregate principal amount outstanding under these loan agreements was US$40.98 million.

On June 30, 2005, Vostok-Zapad Telecom entered into a non-revolving credit agreement with Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB (publ) with a credit limit of US$22.5 million. In accordance with amendments signed on October 20, 2005, the aggregate amount of the loan decreased to US$21.5 million. The credit line bears interest at the rate of six-month LIBOR plus 0.35%. The first tranche borrowed under this loan agreement is to be repaid in ten equal installments on a semi-annual basis commencing November 16, 2005, and the second tranche is to be repaid in ten installments on a semi-annual basis commencing April 18, 2006. This loan also contains various restrictive covenants, which include a financial covenant requiring that our company’s ratio of total debt to OIBDA on a consolidated basis not exceed 4.5. Upon consummation of the merger of Vostok-Zapad Telecom into VimpelCom, VimpelCom became the obligor under this loan. The credit line is backed by a guarantees from Hermes. We paid Hermes a guarantee fee in the amount of 5.153% of the total commitment under this loan. As of December 31, 2006, the principal amount outstanding under this loan agreement was US$16.1 million.

On September 6, 2005, KaR-Tel entered into a US$30.0 million facility agreement with Citibank International plc, arranged by Citibank, N.A., for the purpose of financing the supply and installation of equipment by Motorola Limited and financing the premium paid to the British Export Credits Guarantee Department, or ECGD. The loan bears interest at the rate of LIBOR plus 0.25% and is repayable in equal semi-annual installments through January 24, 2010 in relation to the loan for the first supply contract and July 24, 2010 in relation to the loan for the second supply contract. The loan is guaranteed by VimpelCom up to US$30.0 million and by the ECGD, to whom we paid a guarantee fee in the amount of US$2.2 million. This loan contains various restrictive covenants, including a change of control restriction and financial covenants. As of December 31, 2006 the outstanding debt was US$21.8 million under this loan.

On November 3, 2005, we entered into a non-revolving credit agreement with Svenska Handelsbanken AB with a credit limit of US$99.7 million. The credit line bears interest at the rate of six-month LIBOR plus 0.325% and is repayable in fourteen equal semi-annual installments over a seven-year period beginning on April 30, 2006. The credit line is secured by a guarantee from EKN. We paid EKN a guarantee fee in the amount of 7.68% of the total commitment under this loan. This loan contains various restrictive covenants, including a change of control restriction and financial covenants requiring that our company’s ratio of net debt to OIBDA on a consolidated basis not exceed 3.0. As of December 31, 2006, the principal amount outstanding under this loan agreement was US$85.5 million.

2006. On September 14, 2006, KaR-Tel entered into a US$31.3 million loan agreement with Bayerische Hypo- und Vereinsbank AG. The proceeds were used to reimburse capital expenditures for Alcatel SEL AG telecommunication equipment. The interest rate is LIBOR plus 0.4% per annum. The maturity date is May 4, 2011. The facility is guaranteed by Hermes and is guaranteed by ATF Bank in an amount up to US$20.0 million. This loan contains various restrictive covenants, including a change of control restriction and financial covenants. As of December 31, 2006, the outstanding amount of indebtedness under this agreement was US$31.3 million.

On November 1, 2006, we signed a six-year US$99.4 million loan agreement arranged by Citibank, N.A., London and insured by Hermes. Pursuant to this agreement, the premium paid to Hermes US$4.5 million. The loan bears interest at a rate of LIBOR plus 0.1% per annum. The first tranche borrowed under this loan is to be repaid in twelve equal installments on a semi-annual basis commencing on November 21, 2006. The second tranche borrowed under this loan is to be repaid in twelve equal installments on a semi-annual basis commencing on May 8, 2007. This loan contains various restrictive covenants, including a financial covenant requiring that our company’s ratio of total debt to OIBDA on a consolidated basis not exceed 4.5. As of December 31, 2006, we had drawn down US$56.0 million under this loan agreement. As of the date of this Annual Report on Form 20-F, we had drawn down an additional US$43.3 million under this facility.

On November 16, 2006, we entered into a series of financing agreements with Intracom SA in connection with our acquisition of Armentel. The first loan was denominated in U.S. dollars and following loans were denominated in Euros. These agreements bear interest rates at LIBOR plus a margin of 1.5% and EURIBOR plus a margin of 1.5%. As of December 31, 2006, the aggregate outstanding amount of indebtedness under these agreements was US$27.6 million.

Investing activities

We purchase equipment, telephone line capacity, frequency allocations, buildings and other assets as a part of the ongoing development of our wireless networks. In 2006, our total payments for purchases of equipment, intangible assets and other non-current assets were approximately US$1,607.2 million (compared to US$1,515.3 and US$1.086.3 million during 2005 and 2004, respectively). In 2006, our total payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$679.8 million (compared to US$308.1 million and US$431.0 million during 2005 and 2004, respectively).

Our material acquisitions during 2004, 2005 and 2006 are described below.

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

In July 2005, we acquired 84.4% of the issued and outstanding shares of STM for a purchase price of US$51.2 million. At the same time, we also acquired 60.0% of Limited Liability Company Joint Venture “Sakhalin Telecom Limited,” or Sakhalin Telecom, a fixed-line alternative operator, for a purchase price of US$5.0 million. We subsequently sold Sakhalin Telecom in September 2005 for approximately US$5.0 million. At the time we acquired Sakhalin Telecom, it owned 5.2% of STM, which we subsequently purchased for US$3.2 million, increasing our share in STM to 89.6%. STM holds GSM-1800 and D-AMPS licenses for the territory of Sakhalin, one of the regions within the Far East super-region where we do not have a super-region license to conduct cellular operations. At the time of its acquisition, STM had approximately 96,000 subscribers.

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

On November 10, 2005, we acquired 100.0% of URS, a cellular operator in Ukraine, through the acquisition of 100.0% of the issued and outstanding stock of each of its shareholders—Crayola Properties Limited, Cradel Investments Limited, Wintop Management Limited, Crisden Holdings Limited and Cellcroft Holding Limited. The total cash purchase price of URS was US$231.2 million plus the assumption of approximately US$23.5 million in debt. URS has a GSM-900 license that covers the entire territory of Ukraine and a GSM-1800 license that covers 23 of Ukraine’s 27 administrative regions (excluding the City of Kyiv, the Kyiv Region, the Dnipropetrovsk Region and the Odessa Region). At the time of its acquisition, URS had approximately 240,000 subscribers. Our acquisition of URS is currently being challenged by Telenor. For a discussion of some of the risks associated with our acquisition of URS and our interpretation of our charter and Russian law related thereto, please see the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We have a limited non-compete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions, which may hinder our company’s ability to expand and/or compete in such regions and may lead to a further deterioration in the relationship between our two strategic shareholders,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our acquisition of URS is being challenged by Telenor and may be challenged by other parties” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—The Telenor Nominees are alleging possible conflicts of interest arising from the alleged business relationships between the Alfa Group Nominees and the sellers of URS, and are claiming that our disclosure with respect to the URS acquisition is inadequate” and “Item 10—Additional Information—B. Memorandum and Articles of Association—Board of Directors.

On December 29, 2005, we acquired a 60.0% interest in Tacom, a cellular operator in Tajikistan, for a purchase price of US$11.1 million. A deferred payment of US$0.9 million will be payable one year from the date of purchase under certain specified circumstances. Tacom holds national GSM-900/1800, UMTS, CDMA 450 and AMPS licenses. At the time of its acquisition, Tacom had approximately 10,000 subscribers. In connection with our acquisition of Tacom, we entered into a shareholders agreement with the remaining shareholders of Tacom that grants us an option to acquire up to the entire remaining interest held by the shareholders under certain circumstances for a price specified in a prescribed formula. On December 22, 2006, we acquired an additional 20.0% of Tacom, a cellular operator in Tajikistan, for a purchase price of US$5.0 million. Thus we increased our stake in Tacom to 80.0%.

On January 18, 2006, we acquired 100.0% of Buztel for a purchase price of US$60.0 million plus the assumption of approximately US$2.4 million in debt. On February 9, 2006, we acquired 100.0% of Unitel for a purchase price of US$200.0 million plus the assumption of approximately US$7.7 million in debt. In July 2006, we merged Buztel into Unitel.

On July 12, 2006, we acquired 51.0% of Mobitel, which holds national GSM-1800 license that covers the entire territory of Georgia, for a purchase price of US$12.6 million plus the assumption of approximately US$0.2 million in net debt.

On November 16, 2006, we acquired 90.0% of Armentel, which holds a GSM-900 license and a CDMA license and has fixed-line operations in Armenia, for a purchase price of approximately US$445.0 million. In April 2007, we acquired from the Government of Armenia the remaining 10.0% of Armentel for a purchase price of €38.6 million (or approximately US$52.3 million). In addition, we will pay the Government of Armenia an amount representing 10.0% of the retained net profit of Armentel for the period following the closing of the acquisition of 90.0% of the Armentel shares and up to the closing of the acquisition of 10.0% of the Armentel shares.

On December 14, 2006, we acquired 75.0% of Limited Liability Company “Dominanta,” a company which renders mobile digital television services in the DVB-H standard in Moscow, the Moscow region and other regions of Russia, for a purchase price of approximately US$10.5 million.

On March 21, 2007, KaR-Tel acquired 99.9% of Limited Liability Partnership “Teta Telecom,” a holding company which holds 100.0% of Limited Liability Partnership “KZ-Trans,” a fiber-optic operator in Kazakhstan, and a minority interest in Limited Liability Partnership “TNS-Plus,” which holds a license for long-distance operations, for an aggregate purchase price of approximately US$10.1 million.

In April 2007, we entered into an agreement to sell a 33.3% ownership interest in our wholly-owned subsidiary, Freevale Enterprises, Inc. (BVI), for US$20.0 million. Freevale Enterprises, Inc. (BVI) owns 21.0% of Unitel. In connection with this agreement, we entered into a shareholders agreement with the purchaser that grants us an option to acquire up to the entire remaining interest held by the purchaser and grants the purchaser an option to sell to us up to the entire remaining interest held by the purchaser, in each case under certain circumstances for a price specified in a prescribed formula. The transaction is expected to close in the third quarter of 2007.

Future capital requirements

Wireless service providers require significant amounts of capital to construct networks and attract subscribers. Our capital expenditures during 2006 were approximately US$1,512.1 million, the majority of which was invested in our network development. In addition, we spent an aggregate of US$679.8 million, net of cash acquired, on acquisitions during 2006. We believe that our capital expenditures during 2007 will remain consistent with the amount spent in 2006. In addition, during 2007-2008 we plan to invest approximately US$300.0-350.0 million into building our 3G network. We currently intend to invest in our network development in the countries in which we currently operate and acquisitions in Russia and elsewhere. The actual amount of our capital expenditures for 2007 will be influenced by the pace of subscriber growth over the remainder of the period. The capital expenditure amounts stated above do not include any amounts that may be invested in acquiring existing wireless operators in various license areas and/or in the purchase of cellular licenses in these areas.

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

Contractual Obligations

The following table summarizes the contractual principal maturities of our long-term debt, including its current portion, and our minimum payments required under our capital lease obligations and purchase obligations, each as of December 31, 2006. We expect to meet our contractual obligation payment requirements with cash flows from our operations and other financing arrangements. Subsequent to December 31, 2006, there have been additional changes in certain of our outstanding indebtedness. For information regarding these changes, see “—Financing activities—2006” “—Financing activities—2007” and “—Equipment Financing—2006” above.

	Payments due by period (in millions of U.S. dollars)
	Total	Prior to December 31, 2007	January 1, 2008 to December 31, 2010	January 1, 2011 to December 31, 2012	After January 1, 2013
Contractual Obligations(1)
Bank loans	921.7	358.2	516.0	47.5	—
Loans from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	1,417.2	—	517.2	300.0	600.0
Equipment financing (including accrued interest)	146.8	63.5	74.6	8.7	—
Capital lease obligations	3.7	2.4	1.3	—	—
Total	2,489.4	424.1	1,109.1	356.2	600.0

(1)	Note that debt payments could be accelerated upon violation of debt covenants.

Basis of Presentation of Financial Results

We maintain our records and prepare our statutory financial statements in accordance with Russian accounting principles and tax legislation and in accordance with U.S. GAAP. Our subsidiaries outside of Russia record and prepare their statutory financial statements in accordance with local accounting principles and tax legislation and in accordance with U.S. GAAP. Our subsidiary in Kazakhstan, KaR-Tel, also records and prepares its financial statements in accordance with International Financial Reporting Standards. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. They differ from our financial statements issued for statutory purposes. The principal differences relate to:

•	revenue recognition;

•	recognition of interest expense and other operating expenses;

•	valuation and depreciation of property and equipment;

•	foreign currency translation;

•	deferred income taxes;

•	capitalization and amortization of telephone line capacity;

•	valuation allowances for unrecoverable assets;

•	capital leases;

•	stock based compensation;

•	business combinations;

•	consolidation and accounting for subsidiaries; and

•	provisions for bad debt.

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

We and our subsidiaries pay taxes computed on income reported for local statutory tax purposes. We base this computation on local statutory tax rules, which differ substantially from U.S. GAAP. Certain items that are capitalized under U.S. GAAP are recognized under local statutory accounting principles as an expense in the year paid. In contrast, numerous expenses reported in the financial statements prepared under U.S. GAAP are not tax deductible under local legislation. As a consequence, our effective tax charge is different under local tax rules and under U.S. GAAP.

Certain Factors Affecting our Financial Position and Results of Operations

Inflation

Russia has experienced periods of high levels of inflation since the early 1990s. We are in the process of switching our U.S. dollar linked tariffs to Russian ruble denominated tariffs, which could expose us to additional inflationary risk.

Please also see “Item 3—Key Information—D. Risk Factors.” Inflation affects the purchasing power of our mass market subscribers. For the years ended December 31, 2006, 2005 and 2004, Russia’s inflation rates were 9.0%, 10.9% and 11.7%. For the year ended December 31, 2006, inflation rates in Ukraine and Kazakhstan were 11.6% and 8.6%, respectively.

Foreign Currency Translation

Russia. Until June 30, 2006, the functional currency of a substantial majority of our operations was the U.S. dollar because the majority of our revenues, costs, property and equipment purchased, debt and trade liabilities were either priced, incurred, payable or otherwise measured in U.S. dollars.

During the second quarter of 2006, we announced the introduction of a fixed exchange rate for subscriber’s payments which are denominated in U.S. dollars or unit equivalents. The exchange rate was fixed at 28.7 Russian rubles to 1 unit. The change to a fixed exchange rate was effective for prepaid subscribers from June 1, 2006 and for other subscribers from July 1, 2006. We retain the right to amend the fixed exchange rate at our discretion. While this change was partially implemented during the second quarter of 2006, the primary economic impact from this policy change was realized in the third quarter of 2006. Accordingly, we changed our functional currency from U.S. dollars to Russian rubles beginning July 1, 2006. Pursuant to the provisions of U.S. Statement of Financial Accounting Standards, or SFAS, No. 52, “Foreign Currency Translation,” previously issued financial statements should not be restated, and the change in functional currency should be reported prospectively. The impact of the change in functional currency on the financial statements was an increase in the opening translated carrying values of the following non-monetary assets and liabilities as of July 1, 2006 (in thousands of U.S. dollars):

Property and equipment, net	242,169
Software, net	30,350
Telecommunications licenses and allocations of frequencies, net	21,206
Goodwill	11,856
Other non-current assets	4,862
Other	7,786
Deferred taxes	(12,529)

Total	305,700

This increase in the opening carrying amount of non-monetary assets and liabilities has been reflected in shareholder’s equity as part of other comprehensive income.

We have retained the U.S. dollar as our reporting currency. Therefore, the financial statements, after the change of the functional currency date, were translated into the reporting currency in accordance with SFAS No. 52 using the current rate method.

On December 31, 2006, 2005 and 2004, the official Russian ruble-U.S. dollar exchange rate was 26.3311 Russian rubles per U.S. dollar, 28.78 Russian rubles per U.S. dollar and 27.75 Russian rubles per U.S. dollar, respectively. On December 31, 2006, 2005 and 2004, the official U.S. dollar-Euro exchange rate was US$1.3177 per Euro, US$1.19 per Euro and US$1.36 per Euro, respectively. We have implemented a number of risk management activities to minimize currency risk and exposure. To minimize the risk of Russian ruble devaluation we have historically listed tariffs and calculated monthly bills in U.S. dollar equivalent units, although we received payment in Russian rubles, in accordance with applicable law. Until June 1, 2006, our subscriber invoices specified the amount owed in U.S. dollar equivalent units and required payment in Russian rubles based on the exchange rate of the Central Bank of Russia on the date of payment, plus 1.0% to cover the cost of converting Russian rubles into U.S. dollars. On June 1, 2006, we established an internal exchange rate for subscriber invoices and began requiring payment for subscriber invoices specified in U.S. dollar equivalent units to be made in Russian rubles based on our fixed exchange rate of 28.7 Russian rubles. In the future, we may adjust our internal exchange rate. In addition, we hedge our Euro denominated liabilities with U.S. dollar-Euro currency forward agreements and by maintaining some cash balance in Euros. At July 1, 2006 we changed our functional currency into Russian rubles. We have entered a number of forward and cross-currency swap agreements to hedge our U.S. dollar denominated financial obligations. As of December 31, 2006 the aggregate amount of these derivative instruments was US$972.7 million. We keep part of our readily available cash in U.S. dollars and Euros in order to manage against the risk of Russian ruble devaluation. Our foreign currency liabilities are primarily associated with the purchase of equipment, loans denominated in foreign currencies and roaming obligations to our international roaming partners. Under applicable law, we are permitted to buy hard currency to settle these contracts.

Kazakhstan. The national currency of the Republic of Kazakhstan is the Kazakh tenge. Management has determined KaR-Tel’s functional currency to be the Kazakh tenge as it reflects the economic substance of the underlying events and circumstances of the company. The Kazakh tenge is not a convertible currency outside Kazakhstan and, accordingly, any conversion of Kazakh tenge amounts to U.S. dollars or other foreign currency should not be construed as a representation that Kazakh tenge amounts have been, could be, or will be in the future, convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates. The Kazakh tenge has seen a steady appreciation against the U.S. dollars since 2003. At December 31, 2006 and 2005 the official Kazakh tenge-U.S. dollar exchange rate was 127.00 and 133.77 tenges, respectively, per U.S. dollar. During the third quarter of 2006, KaR-Tel entered into a short-term forward agreement in an amount of US$110.0 million. The contract was restructured into a swap transaction in an amount of US$100.0 million in October 2006.

Ukraine. The national currency of the Ukraine is the Ukrainian hryvnia. Management has determined URS’s functional currency to be the Ukrainian hryvnia as it reflects the economic substance of the underlying events and circumstances of the company. The Ukrainian hryvnia is not a convertible currency outside Ukraine and, accordingly, any conversion of Ukrainian hryvnia amounts to U.S. dollars or other foreign currency should not be construed as a representation that Ukrainian hryvnia amounts have been, could be, or will be in the future, convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates. At December 31, 2005 and December 31, 2006, the official Ukrainian hryvnia-U.S. dollar exchange rate was 5.05 per U.S. dollar.

Tajikistan. The national currency of the Tajikistan is the Tajik somoni. Management has determined Tacom’s functional currency to be the U.S. dollars as it reflects the economic substance of the underlying events and circumstances of the company. The Tajik somoni is not a convertible currency outside Tajikistan and, accordingly, any conversion of Tajik somoni amounts to U.S. dollars or other foreign currency should not be construed as a representation that Tajik somoni amounts have been, could be, or will be in the future, convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates. At December 31, 2005, the official Tajik somoni-U.S. dollar exchange rate was 3.1993 per U.S. dollar. At December 31, 2006, the official Tajik somoni-U.S. dollar exchange rate was 3.4265 per U.S. dollar.

Uzbekistan. The national currency of the Uzbekistan is the Uzbek sum. Management has determined Unitel’s functional currency to be the U.S. dollars as it reflects the economic substance of the underlying events and circumstances of the company. The Uzbek sum is not a convertible currency outside Uzbekistan and, accordingly, any conversion of Uzbek sum amounts to U.S. dollars or other foreign currency should not be construed as a representation that Uzbek sum amounts have been, could be, or will be in the future, convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates. At December 31, 2005 the official Uzbek sum-U.S. dollar exchange rate was 1,180.00 per U.S. dollar. At December 31, 2006 the official Uzbek sum-U.S. dollar exchange rate was 1,240.00 per U.S. dollar.

Armenia. The national currency of the Republic of Armenia is the Armenian dram. Management has determined Armentel’s functional currency to be the Armenian dram as it reflects the economic substance of the underlying events and circumstances of the company. The Armenian dram is not a convertible currency outside Armenia and, accordingly, any conversion of Armenian dram amounts to U.S. dollars or other foreign currency should not be construed as a representation that Armenian dram amounts have been, could be, or will be in the future, convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates. At December 31, 2006 the official Armenian dram-U.S. dollar exchange rate was 363.50 drams per U.S. dollar.

Georgia. The national currency of the Republic of Georgia is the Georgian lari. Management has determined Mobitel’s functional currency to be the Georgian lari as it reflects the economic substance of the underlying events and circumstances of the company. The Georgian lari is not a convertible currency outside Georgia and, accordingly, any conversion of Georgian lari amounts to U.S. dollars or other foreign currency should not be construed as a representation that Georgian lari amounts have been, could be, or will be in the future, convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates. At December 31, 2006 the official Georgian lari-U.S. dollar exchange rate was 1.7135 per U.S. dollar.

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

Revenue Recognition

We earn service revenues for usage of our cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect fees from other mobile and fixed-line operators, roaming charges and charges for value added services. Interconnect revenue include revenues from mobile and fixed-line operators that was earned from the services rendered for traffic termination from other operators. Roaming revenues include revenues from our customers who roam outside their selected home coverage area and revenues from other wireless carriers for roaming by their customers on our network. Value added services include SMS, MMS, caller number identification, voice mail, call waiting, data transmission, mobile Internet, music downloads and other services. Generally, these features generate additional revenues through monthly subscription fees or increased wireless usage through utilization of the features. Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. Prepaid cards, used as a method of cash collection, are accounted as customer advances for future services. Also we use E-commerce systems, retail offices and agent locations as channels for receiving customer payments. Revenues from equipment sales are recognized in the period in which the equipment is sold. Revenues are stated net of value-added tax and sales tax charged to customers.

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

Property and Equipment

We state our property and equipment at historical cost. We depreciate our telecommunications equipment, including equipment acquired under capital leases, using the straight-line method over its estimated useful life of seven years or the lease term, whichever is shorter. Fixed-line telecommunication equipment is depreciated using the straight-line method over its estimated useful life of twenty years. We depreciate capitalized leasehold improvement expenses for base station positions using the straight-line method over the estimated useful life of seven years, or the lease term, whichever is shorter. We depreciate buildings using the straight-line method over estimated useful lives of twenty years. Office and measuring equipment, vehicles and furniture are depreciated using the straightline method over estimated useful lives ranging from five to ten years. The actual economic lives may be different than our estimated useful lives, thereby resulting in different carrying value of our property and equipment. Changes in technology, our intended use of property and equipment or issues related to our ability to operate in an area due to licensing problems may cause the estimated useful lives or the value of these assets to change. We perform periodic internal studies to confirm the appropriateness of the estimated useful economic lives of our property and equipment. These studies could result in a change in the depreciable lives of our property and equipment and, therefore, our depreciation expense in future periods.

In January 2004, we changed the estimated useful life of GSM telecommunications equipment from 9.5 to seven years, due to our company’s continuing evaluation of its use of various technologies combined with the January 2004 announcements of the plans of the Russian Government to initiate the process of awarding licenses for new mobile communications technologies. On January 1, 2004, the Communications Law came into effect in Russia and on February 11, 2005, the Russian Government adopted the required regulations setting forth the types of telecommunications activities and related terms and conditions. Beginning January 1, 2005, we changed the estimated remaining useful life of GSM telecommunications licenses and allocation of frequencies from the initial expiration dates of the GSM licenses in Russia (held by VimpelCom and our subsidiaries), which varied from April 2008 to September 2012, to December 31, 2012.

Goodwill and Intangible Assets

We capitalize payments made to third party suppliers to acquire access to and for use of telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight-line basis over 10 years. Telecommunication licenses are amortized on a straight-line basis within the estimated useful lives determined based on the management estimation of future economic benefits from these licenses. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to 10 years. Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations. Our other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to 10 years.

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

In accordance with SFAS No. 142, we test goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of our business or other factors. Impairment tests require estimates in respect of the identification of reporting units and their fair value. The determination of whether there are impairment indicators requires judgment on our behalf. We use estimated discounted future cash flows to determine the fair value of reporting units. The use of different estimates or assumptions within our discounted cash flow models when determining the fair value of reporting units may result in different value for our goodwill, and any related impairment charge. Significant assumptions in our valuation of our reporting units include the timing and amount of future cash flows, the appropriate discount rate at which to value those estimated cash flows, and our estimated growth rates during the terminal period.

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

Valuation Allowance for Deferred Tax Assets

We record valuation allowances related to tax effects of deductible temporary differences and loss carry forwards when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income, reversals of the various taxable temporary differences and the consideration of any available tax planning strategies. Each of these approaches to estimating future taxable income includes substantial judgment and assumptions related to, among other things, our expected levels of future taxable profits, the timing pattern of reversing future taxable differences and our abilities to actually implement a tax planning strategy. As of December 31, 2006, our deferred tax asset amounted to US$115.5 million net of allowance of US$17.4 million.

Business Combinations

We have entered into certain acquisitions in the past and may make additional acquisitions in the future. Our financial statements are impacted by the manner in which we allocate the purchase price in a business combination, as assets that are considered to be wasting will reduce future operating results, whereas goodwill and certain other intangible assets are of a non-amortizing nature, therefore there is no income statement impact.

As part of our purchase price allocation, it is necessary to develop the appropriate purchase price paid, which includes the fair value of securities issued and any contingent consideration. In general, we do not issue securities for our acquisitions. However, we did issue securities in connection with the merger of our subsidiary VimpelCom-Region into our company and we may in the future issue securities in connection with acquisitions. After the purchase price is established, we have to allocate that to the underlying assets acquired and liabilities assumed, therefore assets and liabilities that are not originally reflected in the acquired entity need to be assessed and valued. This process requires significant judgment on our part as to what those assets and liabilities are and how they should be valued. The valuation of the individual assets, in particular intangible assets related to assets such as customer intangibles, brands, etc., require us to make significant assumptions, including, among others, the expected future cash flows, the appropriate interest rate to value those cash flows and expected future customer churn rates. All of these factors, which are generally developed in conjunction with the guidance and input of professional valuation specialists, require judgment and estimates. A change in any of these estimates or judgments could change the amount of the purchase price to be allocated to the particular asset or liability. The resulting change in the purchase price allocation to a non-goodwill asset or liability has a direct impact on the residual amount of the purchase price that cannot be allocated, referred to as “goodwill.”

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, or FIN 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 excludes from its scope income taxes from SFAS No. 5, Accounting for Contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006; however, early adoption is allowed. Our Company is going to adopt FIN 48 for the fiscal year 2007. The impact of the implementation of FIN 48 is to be recognized as a change in the opening balance of retained earnings as of January 1, 2007. Management is still assessing the adoption impact of FIN 48 on its financial position and results of operations.

In September 2006, the FASB issued FASB statement No. 157, or SFAS No. 157, Fair Value Measurements. The standard provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Management does not believe that the impact of adopting SFAS No. 157 will have a material impact on our results of operations or financial position.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, or SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108

eliminates the diversity of practice surrounding how public companies quantify financial statement misstatements. It establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of our company’s financial statements and the related financial statement disclosures. SAB 108 must be applied to annual financial statements for their first fiscal year ending after November 15, 2006. The adoption of the provisions of SAB 108 did not have a material impact on our results of operations or financial position.

In February 2007, the FASB issued FASB statement No. 159, or SFAS No. 159, The Fair Value Option for Financial Assets or Financial Liabilities. The standard permits entities to choose to measure many financial instruments and certain other items at fair value. The statement is expected to expand the use of fair value measurement. SFAS No. 159 shall be effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007 but earlier adoption is allowed under certain conditions. The impact of adopting SFAS No. 159 is not expected to have a material impact on the results of operations or financial position of our company.

In June 2006, the Emerging Issues Task Force reached a consensus on EITF Issue No. 06-03, or EITF No. 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF No. 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF No. 06-03 become effective for fiscal years beginning after December 15, 2006. The adoption of EITF No. 06-03 is not expected to have a material effect on our company’s consolidated financial position or results of operations.

Related Party Transactions

We have entered into transactions with related parties and affiliates. Please see the section of this Annual Report on Form 20-F entitled “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Research and Development, Patents and Licenses, Etc.

Not significant.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Telecommunications Licenses Capital Commitments

KaR-Tel owns a GSM-900 license that covers the entire territory of Kazakhstan. KaR-Tel’s license had a territorial coverage requirement to develop a telecommunications network covering all major highways in Kazakhstan, defined as roads leading to resorts and cities with a population over 10,000 people. This requirement was to be completed by August 2003. As of December 31, 2006, Kar-Tel’s telecommunications network covered between 75.0% and 95.0% of the major highways in Kazakhstan. We expect that all major highways will be covered by the end of 2007.

URS has a GSM-900 license that covers the entire territory of Ukraine and GSM-1800 licenses that cover 24 of Ukraine’s 27 administrative regions. The licenses were issued to URS subject to its ability to fully utilize the radio-frequency bandwidths of 900MHz and 1800MHz by May 2007. Significant parts of these requirements were met ahead of schedule, [and the rest of the commitments should be fulfilled by the end of May 2007.

Tacom owns GSM-900/1800, UMTS and AMPS licenses to operate in Tajikistan. The conditions for providing telecommunication services under the GSM and UMTS licenses was to provide telecommunication services under UMTS and GSM standards in accordance with the plans presented for approval by the State License Committee of Tajikistan.

Unitel owns a GSM license that covers the entire territory of Uzbekistan. There are a few conditions under which the license was granted to Unitel, however those conditions mostly relate to the quality of construction and the exploitation of the telecommunication network and do not require a specific level of capital expenditures by Unitel.

Mobitel owns GSM licenses that cover the entire territory of Georgia. The telecommunication licenses were given to Mobitel subject to the condition of commencing commercial activity by December 16, 2006. Mobitel launched the technical exploitation of its telecommunication network on December 15, 2006. In March 2007, Mobitel started commercial operations.

Armentel owns a GSM-900 and fixed-line license that covers the entire territory of Armenia. The license expires in March 2013. The license contains the a few conditions which should have been fulfilled by Armentel by December 31, 2006. Significant parts of these requirements were met within the schedule. Fixed-line telecommunication services should be rendered in all villages of Armenia, out of which telecommunication services should be provided in digital format in at least 800 villages. This condition was initially scheduled to be met in March 2007 and then, by a decision of the local regulator, rescheduled to June 30, 2007. In addition, in April 2007, two regulators issued the decision that Armentel is required to modernize 70,000 analog lines by December 2007.

Safe Harbor

This section contains forward-looking statements about our company (within the meaning of Section 27A of the Securities Act or Section 21E of the Exchange Act). Although we believe our expectations are based on reasonable assumptions, these forward-looking statements are subject to a number of risks and uncertainties. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success and market acceptance of operating and financial initiatives as well as business and strategic initiatives based on our business model, changes in economic, business and competitive markets, governmental regulatory actions, technological trends and exchange rate fluctuations. See the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for more detail on such risks and uncertainties.

Additional Reconciliations of Non-U.S. GAAP Financial Measures (Unaudited)

ARPU and SAC are non-U.S. GAAP financial measures.

ARPU is used to measure the average monthly services revenue on a per subscriber basis. ARPU is calculated as service revenue generated by subscribers, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, divided by the average number of our subscribers for the period.

SAC is used to measure the average cost of adding a new subscriber. SAC is calculated as dealers’ commissions (for sales and bonuses for exclusivity, if any), advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers added during the relevant period. Dealers’ bonuses for exclusivity were previously included in general and administrative expenses, but are now considered dealers’ commission expenses. Historical figures including SAC were recalculated accordingly.

Beginning in the first quarter of 2006, we introduced an additional performance indicator, ARPUACT, which refers to average monthly services revenues per active subscriber. We introduced this performance indicator on an active subscriber basis because it provides important information about the quality of our subscriber base and revenue flow.

We believe that ARPU and SAC provide useful information to investors as they are main indicators of the performance of our business operations. We believe that ARPU provides management with useful information concerning usage and acceptance of our services. We believe that SAC in growing markets provides useful information to investors because it is an indicator of the performance of the company’s business operations and assists management in budgeting. We believe that SAC also assists management in quantifying the incremental costs to acquire a new subscriber. Non-U.S. GAAP financial measures should not be viewed separately or as an alternative to other figures reported under U.S. GAAP. Reconciliation of ARPU to service revenue and connection fees and SAC to selling, general and administrative expenses, the most directly comparable U.S. GAAP financial measures, is presented below.

Reconciliation of ARPU to Service Revenue and Connection Fees

(Unaudited, in thousands of U.S. dollars, except for ARPU and subscriber amounts)

	Years Ended December 31,
	2006		2005		2004		2003		2002
Total ARPU:
Total service revenues	US$	4,830,739	US$	3,175,221	US$	2,070,720	US$	1,269,927	US$	728,729
Less: Connection fees		1,752		876		720		1,279		1,962
Less: Revenue from rent of fiber optic channels		1,846		1,370		1,788		1,299		1,831
Service revenue used to calculate ARPU		4,827,141		3,172,975		2,068,212		1,267,349		724,936
Average number of subscribers (‘000)		50,326		35,393		16,986		7,749		3,305
Total average revenue per subscriber per month	US$	8.0	US$	7.5	US$	10.1	US$	13.6	US$	18.3
Average number of active subscribers (‘000)		41,383		30,538		—		—		—
Total average revenue per active subscriber per month	US$	9.7	US$	8.7	US$	—	US$	—	US$	—
Russia ARPU:
Total service revenues	US$	4,379,534	US$	2,997,388	US$	2,025,638	US$	1,269,927	US$	728,729
Less: Connection fees		1,744		876		720		1 279		1,962
Less: Revenue from rent of fiber optic channels		1,846		1,370		1,788		1,299		1,831
Service revenue used to calculate ARPU		4,375,944		2,995,142		2,023,130		1,267,349		724,936
Average number of subscribers (‘000)		46,142		33,958		16,734		7,749		3,305
Russia average revenue per subscriber per month	US$	7.9	US$	7.4	US$	10.1	US$	13.6	US$	18.3
Average number of active subscribers (‘000)		37,996		29,207		—		—		—
Russia average revenue per active subscriber per month	US$	9.6	US$	8.5	US$	—	US$	—	US$	—
Kazakhstan ARPU:
Total service revenues	US$	351,854	US$	176,924	US$	45,082	US$	—	US$	—
Less: Connection fees		—		—		—		—		—
Service revenue used to calculate ARPU		351,854		176,924		45,082		—		—
Average number of subscribers (‘000)		2,893		1,404		716		—		—
Kazakhstan average revenue per subscriber per month	US$	10.1	US$	10.5	US$	15.7		—		—
Average number of active subscribers (‘000)		2,332		1,303		—		—		—
Kazakhstan average revenue per active subscriber per month	US$	12.6	US$	11.3	US$	—	US$	—	US$	—
Ukraine ARPU:
Total service revenues	US$	35,024	US$	1,952	US$	—	US$	—	US$	—
Less: Connection fees		8		—		—		—		—
Service revenue used to calculate ARPU		35,016		1,952		—		—		—
Average number of subscribers (‘000)		714		239		—		—		—
Ukraine average revenue per subscriber per month	US$	4.1	US$	4.1		—		—		—
Average number of active subscribers (‘000)		582		228		—		—		—
Ukraine average revenue per active subscriber per month	US$	5.0	US$	4.3	US$	—	US$	—	US$	—
Tajikistan ARPU:
Total service revenues	US$	1,218	US$	—	US$	—	US$	—	US$	—
Less: Connection fees		—		—		—		—		—
Service revenue used to calculate ARPU		1,218		—		—		—		—
Average number of subscribers (‘000)		23		—		—		—		—
Tajikistan average revenue per subscriber per month	US$	4.4		—		—		—		—
Average number of active subscribers (‘000)		15		—		—		—		—
Tajikistan average revenue per active subscriber per month	US$	6.8	US$	—	US$	—	US$	—	US$	—
Uzbekistan ARPU:						—		—		—
Total service revenues	US$	57,439	US$	—	US$	—	US$	—	US$	—
Less: Connection fees		—		—		—		—		—
Service revenue used to calculate ARPU		57,439		—		—		—		—
Average number of subscribers (‘000)		461		—		—		—		—
Uzbekistan average revenue per subscriber per month	US$	10.4		—		—		—		—
Average number of active subscribers (‘000)		402		—		—		—		—
Uzbekistan average revenue per active subscriber per month	US$	11.9	US$	—	US$	—	US$	—	US$	—

	Years Ended December 31,
	2006		2005		2004		2003		2002
Armenia ARPU:						—		—		—
Total service revenues	US$	10,451	US$	—	US$	—	US$	—	US$	—
Less: Connection fees		—		—		—		—		—
Service revenue used to calculate ARPU		10,451		—		—		—		—
Average number of subscribers (‘000)		445		—		—		—		—
Armenia average revenue per subscriber per month	US$	15.7		—		—		—		—
Average number of active subscribers (‘000)		447		—		—		—		—
Armenia average revenue per active subscriber per month	US$	15.6	US$	—	US$	—	US$	—	US$	—

Reconciliation of SAC to Selling, General and Administrative Expenses

(Unaudited, in thousands of U.S. dollars, except for SAC and subscriber amounts)

	Years Ended December 31,
	2006		2005		2004
Total SAC:
Revenues from sales of handsets and accessories	US$	19,265	US$	30,478	US$	38,711
Less: Cost of handsets and accessories sold		18,344		28,294		30,583
Selling, general and administrative expenses		1,503,615		1,085,807		720,127
Less: General and administrative expenses		1,077,660		698,707		454,050
Sales and marketing expenses, including		425,955		387,100		266,077
advertising & marketing expenses		219,833		135,248		68,142
dealers’ commission expense		206,122		251,852		197,935
Customer acquisition costs		425,955		387,100		266,077
New gross subscribers (‘000)		26,465		29,246		19,204
Total Subscriber Acquisition Cost	US$	16.1	US$	13.2	US$	13.9

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

As of March 31, 2007, the members of our board of directors, audit commission and senior management were as follows:

Name(1)	Age	Title
David J. Haines	46	Chairman of Board of Directors
Mikhail M. Fridman(2)	42	Director
Arve Johansen(3)	57	Director
Jo Lunder(3)	45	Director
Oleg A. Malis(2)	32	Director
Leonid R. Novoselsky(2)	37	Director
Alexey M. Reznikovich(2)	38	Director
Fridtjof Rusten(3)	40	Director
Henrik E. Torgersen(3)	60	Director
Alexander V. Izosimov(4)	43	Chief Executive Officer and General Director
Elena A. Shmatova(4)	48	Executive Vice President, Chief Financial Officer
Nikolai N. Pryanishnikov(4)	34	Executive Vice President and General Director, Regions
Sergei M. Avdeev(4)	56	Executive Vice President, International Business Development, Chief Technical Officer
Dmitry Pleskonos(4)	43	Executive Vice President, Business Development in the CIS
Kent McNeley(4)	50	Vice President, Chief Marketing Officer
Vladimir Riabokon	36	Vice President, Corporate Development
Mattias B. Hertzman(4)	37	Vice President, Chief Strategy Officer
Marina V. Novikova(4)	42	Vice President, Organizational Development and Human Resources
Valery V. Frontov	56	Vice President, Licensing and Regulatory Affairs
Peter Covell(4)	51	Vice President, Chief Operations Officer
Vladimir A. Filippov	46	Vice President, Information Technology
Alexander Gersh(3)	43	Audit Commission Member
Halvor Bru(3)	50	Audit Commission Member
Nigel J. Robinson(2)	39	Audit Commission Member

(1)	The business address of each of the individuals is Open Joint Stock Company “Vimpel-Communications,” 10 Ulitsa 8 Marta, Building 14, Moscow, Russian Federation 127083.

(2)	Alfa Group nominee.

(3)	Telenor nominee.

(4)	Member of the management committee.

Under the terms of a shareholders agreement dated as of May 30, 2001 between Telenor and Alfa Group, Telenor and Alfa Group have the right to nominate up to four candidates each for election to our board of directors, for so long as each company beneficially owns at least 25.0% plus one share of our company’s issued and outstanding voting capital stock. One of the four candidates nominated by each, however, may not be an employee, officer or director of Telenor, Alfa Group or any of their affiliates, unless Telenor or Alfa Group, as the case may be, beneficially owns more than 44.0%, but not more than 50.0%, of our issued and outstanding voting capital stock. In addition, for so long as Telenor beneficially owns at least 25.0% plus one share of our company’s issued and outstanding voting capital stock, it is entitled to nominate one additional director to our board of directors (subject to Alfa Group’s approval if, at that time, Alfa Group beneficially owns at least 25.0% plus one share of our company’s issued and outstanding voting capital stock). Such additional director may not be an employee, officer, director and/or other affiliate of Telenor, Alfa Group or any of their affiliates. According to recent SEC filings, Alfa Group and Telenor beneficially own 42.4% and 26.6%, respectively, of our voting capital stock. Russian law requires that nominees for the board be submitted by shareholders by January 30 of each year for inclusion into the agenda for the annual general shareholders meeting. In connection with the annual general shareholders meeting, scheduled for

June 29, 2007, Telenor initially nominated nine candidates and subsequently withdrew the nominations for four of their candidates, with such candidates’ tendering their consent to be withdrawn. Alfa Group (through Eco Telecom) initially nominated eight candidates for election to the board and subsequently withdrew the nominations for three of their candidates, with such candidates tendering their consent to be withdrawn. Certain other shareholders nominated one candidate for election to the board. On November 14, 2005, Telenor ASA, Telenor’s parent company, issued a press release announcing that it commenced an arbitration proceeding against Alfa Group in response to alleged breaches by Alfa Group of the provisions of the shareholders agreement that relate to the nomination of candidates for election to our board of directors. Recently, we have been provided by Telenor with a copy of an order dated April 18, 2007 from the arbitration tribunal in which the arbitration tribunal orders Eco Telecom to take the action necessary to place themselves in compliance with the tribunal’s January 25, 2007 interim order by withdrawing all but four of Eco Telecom’s nominees to the board on or before May 14, 2007. Our company is not a party to this arbitration. At this time, we do not know what may transpire as a consequence of this decision. It is possible that other nominee withdrawals may be submitted prior to the time we distribute the notice for our annual general shareholders meeting, which distribution is expected to occur on or about May 14, 2007.

There is a risk that Telenor’s and Alfa Group’s respective nominees to our board of directors could use their ability to block certain board decisions in a manner that may not be in our best interest or the interest of our minority shareholders. For example, Telenor Mobile Communications AS, which is the sister company of Telenor East Invest AS, and Storm LLC, a member of the Alfa Group of companies, reportedly own 56.5% and 43.5%, respectively, of Kyivstar, a wireless telecommunications operator that directly competes against our subsidiary URS in Ukraine. For more information on this potential conflict of interest and our acquisition of URS, please see the sections of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We have a limited non-compete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions, which may hinder our company’s ability to expand and/or compete in such regions and may lead to a further deterioration in the relationship between our two strategic shareholders,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our acquisition of URS is being challenged by Telenor and may be challenged by other parties,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Telenor and Alfa Group each beneficially owns a significant portion of our equity that allows each of them to block shareholder decisions requiring a 75.0% vote, and their nominees to our board of directors can block board decisions requiring a supermajority vote,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—The Telenor Nominees have alleged possible conflicts of interest arising from possible business relationships between the Alfa Group Nominees and the sellers of URS” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—The Telenor Nominees have alleged that our prior disclosure with respect to the URS acquisition and other matters has been, and our current disclosure with respect to the URS acquisition and other matters is, inadequate, and the Telenor Nominees voted against approval of this Annual Report on Form 20-F, our Annual Report on Form 20-F for the year ended December 31, 2005, our U.S. GAAP financial statements for 2005 and 2006 and our U.S. GAAP financial statements for each quarter since the first quarter of 2006.” See also the section of this Annual Report on Form 20-F related to Alfa Group’s acquisition of a minority stake in MegaFon, one of our major competitors, entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—MegaFon, a national telecommunications operator, may receive preferential treatment from the regulatory authorities and benefit from the resources of its shareholders, potentially giving it a substantial competitive advantage over us.”

Current Directors

David J. Haines has served as a director and chairman of the board of directors of our company since June 2005. Mr. Haines is Chief Executive Officer in GROHE AG, a position that he has held since 2004. GROHE AG is a world market leader in sanitary fittings and was acquired by private equity houses TPG and Credit Suisse in July 2004. Mr. Haines also serves as chairman of the board of directors of Glacier S.A., which is a subsidiary of GROHE AG. Prior to joining GROHE AG, from 2000 until 2004, he served as Global Marketing Director and Global Brand and Accounts Director at Vodafone Group Plc. From 1998 until 2000, Mr. Haines served as Deputy Division President of the Coca-Cola Company. From 1989 to 1998, Mr. Haines held various positions at Mars Incorporated in Europe, including Moscow. He holds a B.A. First Class Honors from the University of Greenwich in London.

Mikhail M. Fridman has been a director of our company since July 2001. Mr. Fridman currently serves as chairman of the supervisory board of Alfa Group, chairman of the boards of directors of Alfa Bank and Open Joint Stock Company “TNK” and a member of the boards of directors of Trade House Perekriostok and X5 Retail Group N.V. He is a member of the Public Chamber of the Russian Federation. Since 1989, Mr. Fridman has taken an active role in managing the Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Alfa Eco Telecom (Altimo) and Trade House Perekriostok. In 1988, Mr. Fridman co-founded the Alfa-Foto cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal metallurgical works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys.

Arve Johansen has been a director of our company since June 2003. Mr. Johansen has served as Senior Executive Vice President and Deputy Chief Executive Officer of the Telenor group and head of Telenor Asia since January 2006. Mr. Johansen joined Telenor in 1989 and has held a number of positions in the Telenor group of companies. He served as senior Executive Vice President from 1999 to 2005 and was Chief Executive Officer of Telenor International AS from 1993 to 1999. He is also a member of the board of directors of Digi.Com, DTAC, GrameenPhone, Telenor Pakistan, Wireless Matrix, Eltek and the GSM Association. Prior to joining Telenor, Mr. Johansen was employed at EB Telecom (Ericsson Norway), where he served as Executive Vice President and at the Norwegian Institute of Technology, as a research engineer at ELAB. Mr. Johansen received his M.Sc. in Electrical Engineering (Telecommunications) from the Norwegian Institute of Technology in 1973 and participated in the Program for Management Development at Harvard Business School in 1988.

Jo O. Lunder has been a director of our company since May 2002. Since February 2005, Mr. Lunder has served as the Chief Executive Officer of Ementor ASA, a company listed on the Oslo Stock Exchange. Mr. Lunder also serves as a member of the boards of directors of Tomra Systems ASA and Ferd Holdings AS. Mr Lunder served as chairman of the board of directors of our company from October 2003 until June 2005. From April 2001 until October 2003, Mr. Lunder served as Chief Executive Officer of our company, and from May 2001 until October 2003 as our General Director. From September 2000 until April 2001, Mr. Lunder served as our company’s President and Chief Operating Officer. From May 2000 until September 2000, Mr. Lunder served as First Deputy Chief Executive Officer and Chief Operating Officer of our company. From September 1999 until April 2000, Mr. Lunder served as our Chief Operating Officer. From 1993 to August 1999, Mr. Lunder served in various capacities for Telenor and its affiliates, including Chief Operating Officer of Telenor Mobile Communications AS. Mr. Lunder earned a bachelor’s degree from Oslo Business School and an MBA from Henley Management College in the U.K. He has also completed a Management Training program at IMD in Lausanne, Switzerland.

Oleg A. Malis has been a director of our company since June 2006. He has served as Vice President of Altimo since 2005. Since November 2005, he also has served as a member of the board of directors of Golden Telecom, Inc. From 2003 to 2005, Mr. Malis held the office of Senior Vice President and Director of M&A at Golden Telecom, Inc. where he worked on, among other projects, the company’s entrance into the St. Petersburg market and the acquisition of Combellga. Prior to this time, Mr. Malis held leading positions at Corbina Telecom, a company which he co-founded in 1993. Mr. Malis graduated from Moscow Aviation Technology Institute, Faculty of Ergonomics in 1993.

Leonid R. Novoselsky has been a director of our company since June 2006. He is the head of the Gradient Group and the General Director of Limited Liability Company “GK Gradient.” In 1993, Mr. Novoselsky graduated from the Moscow Institute of Steel and Alloys and in 1999, received an MBA from the University of Pennsylvania Wharton Business School.

Alexey M. Reznikovich has served as a director of our company since May 2002. Since June 2005, Mr. Reznikovich has served as Chief Executive Officer of Altimo. Mr. Reznikovich is on the board of directors of Trade House Perekriostok, Russian Technology and Altimo. He has also served as a director of Alfa Group since 2002. Mr. Reznikovich founded “EMAX,” a business venture to develop internet centers in Russia, and has been a member of the boards of directors of “EMAX” and “CAFEMAX,” an internet cafe chain, since February 2001. From 1998 through 2001, Mr. Reznikovich was a partner at McKinsey & Co. Before joining McKinsey & Co., Mr. Reznikovich worked at Procter & Gamble in Italy and Transworld Company in the U.S. Mr. Reznikovich graduated from the Economics Faculty of Moscow State University and received an MBA from Georgetown University/INSEAD University in 1993.

Fridtjof Rusten has been a director of our company since June 2005. Mr. Rusten currently serves as Chief Marketing Officer of Pannon GSM in Hungary, a position he has had since March 2007. From January 2003 through March 2007, Mr. Rusten served as Senior Vice President of Telenor. He joined Telenor as a Vice President for New Business in January 2000. Prior to joining Telenor, Mr. Rusten served in various capacities at Saga Petroleum AS, focusing on international investments, business development, strategy and mergers and acquisitions. He holds a master’s degree in industrial economics from the Norwegian Institute of Technology.

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

Nikolai N. Pryanishnikov has served as Executive Vice President and General Director, Regions of our company since June 2004. From October 2000 until May 2004, Mr. Pryanishnikov served as First Vice President and Commercial Director of our company. From May 1999 until October 2000, he held various positions at our company, including Deputy General Director and Head of Moscow Operations. From May 1992 until May 1999, Mr. Pryanishnikov held various positions at “Moscow Cellular Communications,” including Deputy General Director for Commercial Business, General Director of “Mobile Centre” (ZAO “MSS Start”) and Marketing Director. Mr. Pryanishnikov graduated from the Moscow Automobile and Road Building Institute, the All-Russia Financial Institute and received an MBA degree from the Higher Commercial School at the Ministry of International Economic Relations and Trade of the Russian Federation and International Management University (Paris). Mr. Pryanishnikov received a Ph.D. from the Higher School of Economics and Entrepreneurship at the Ministry of Foreign Relations and Commerce of the Russian Federation.

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

Sergey M. Avdeev has served as Executive Vice President, International Business Development, and Chief Technical Officer since May 2007. From October 2005 until May 2007, Mr. Avdeev served as Executive Vice President, Business Development in the CIS. From June 2004 until October 2005, Mr. Avdeev served as Vice President, Chief Technical Officer of our company and from October 2000 until June 2004, he served as Vice President, Network Planning and Development. From 1992 until October 2000, Mr. Avdeev held various positions at our company, including Deputy General Director, Network Planning and Development. Mr. Avdeev graduated from the Moscow State Technical University named after N. Bauman with the equivalent of a Ph.D. in Radio Science. He was also a professor at Moscow State Technical University.

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

Vladimir A. Filippov has served as Vice President and Chief Information Officer of our company since March 2005. From September 2003 to March 2005, Mr. Filippov served as Strategic Programs Director of our company with responsibility for New Financial System, Business Intelligence and Information System, and Regional Roll Out implementations. Prior to joining our company, from 1996 to 2000, Mr. Filippov served as Deputy to Head of the IT Department at the Central Bank of the Russian Federation, where he was responsible for IT systems implementation. Mr. Filippov earned a degree from Moscow University of Engineering and Physics. He has also completed an Advanced Management Program at Harvard Business School.

Dmitriy A. Pleskonos has served as an Executive Vice President, Business Development in the CIS since May 2007. Mr. Pleskonos has also served as Vice President, General Manager for the Moscow region since January 2007. In January 2007, Mr. Pleskonos became a member of the management committee of our company. In January 2006, Mr. Pleskonos was appointed General Manager for the Moscow region of our company. In 2004, Mr. Pleskonos joined our company as sales director. From 1993 to 2004, Mr. Pleskonos worked for Mars Inc. Mr. Pleskonos graduated with honors from Kiev Higher Military School of Radio-Engineering and Air Defense, majoring in radio engineering, and from the Military Diplomatic Academy.

Peter Covell has served as Vice President, Chief Operations Officer since May 2006. Mr. Covell came to our company after working on the privatization of the Bulgarian Telecommunications Company in 2003 and 2004.

After the Bulgarian Telecommunications Company was privatized, Mr. Covell assumed the position of Chief Operations Officer, working in this capacity from 2004 until 2006. From 1994 until 2002, Mr. Covell worked for GTS (Global Telesystems) holding various operational and technical executive level positions in Russia, China, Central and Western Europe. Mr. Covell began his engineering career in the Royal Navy where he served from 1974 until 1981.

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

Nigel J. Robinson has been a member of our audit commission since July 2001. Mr. Robinson currently serves as the Director of Corporate Development Finance and Control of Alfa Group, a position that he has held since January 2000. Mr. Robinson is responsible for overseeing the financial control and corporate governance structures of Alfa Group’s holding company and its subsidiary structures. Mr. Robinson serves on the supervisory boards of the Consortium Alfa Group, Alfa Eco Group and Alfa Telecom. He also is a member of the supervisory board of venture fund “Russian Technologies.” Prior to joining Alfa Group, Mr. Robinson spent six years with Price Waterhouse (now PricewaterhouseCoopers) in the firm’s audit and business advisory group, four of which were in the firm’s Moscow office and two years as a senior manager responsible in the firm’s St. Petersburg office. Mr. Robinson trained and qualified as a Chartered Accountant with Touche Ross, London, U.K., and is a member of the Institute of Chartered Accountants in England and Wales. Mr. Robinson received a diploma in accounting from Norwich City College of Further and Higher Education in the United Kingdom.

B. Compensation

We paid our directors, senior managers and audit commission members an aggregate of approximately US$13.9 million for services provided during 2006, excluding approximately US$5.7 million in stock option payouts and US$0.8 million in phantom stock plan payments. On June 23, 2006, our shareholders approved a new compensation arrangement for our directors to account for their increased responsibilities due to corporate governance legislative reforms in the United States. Specifically, each unaffiliated director currently receives an annual retainer of US$100,000. Each affiliated director receives an annual retainer of US$40,000 per year. The chairman of the board of directors receives an annual retainer of US$250,000. In addition, each director who serves as head of any of the official committees of our board of directors receives additional annual compensation of US$25,000. All of our directors are reimbursed for expenses incurred in connection with service as a member of our board of directors.

In addition, directors who are not employees may participate in a phantom stock plan, pursuant to which they each receive up to a maximum of 18,000 phantom ADSs per year. The number of phantom ADSs to be granted to each director is set by the board of directors. The phantom ADSs, which do not involve actual ADSs or shares of common stock, may be redeemed for cash on the date the director ceases to be a director; provided, however, that directors who are re-elected to the board of directors may redeem such phantom ADSs related to their previous period of services at any time from the date of his or her re-election to the date he or she is no longer a director. A director, upon redemption of a phantom ADS, will receive, for each phantom ADS, cash in an amount equal to:

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

This phantom stock plan for directors replaces the plan that was approved by the shareholders in 1998, the terms of which were substantially similar to the current plan, differing primarily with respect to the number of phantom ADSs that directors were eligible to receive and the redemption price, which was not capped. As of December 31, 2006, an aggregate of 426,000 phantom ADSs had been granted to our directors under our phantom stock plans, of which 372,000 are currently redeemable or are redeemable within 60 days of the date of this Annual Report on Form 20-F.

The board of directors has determined the following definitions of “affiliated” and “unaffiliated” directors:

•

an “unaffiliated” director is any member of the board who is not an employee, officer, director or other affiliate (but who may be a consultant and/or former employee) of any shareholder that owns over 25.0% of our voting shares, any controlling person of such shareholder or any controlled affiliate of such controlling person, as determined on the date of the shareholders meeting at which such person is elected a member of the board of directors.

•	an “affiliated” director is any director that does not fall into the category of an unaffiliated director.

Our senior managers participate in a separate phantom stock plan, pursuant to which they receive phantom ADSs in an amount approved by our compensation committee. Our board of directors determines the aggregate amount of phantom ADSs that may be granted to our senior managers in each calendar year. In 2003, 2004 and 2006, the board of directors authorized the grant of 450,000, 450,000 and 260,000 phantom ADSs, respectively, to our senior managers. No additional phantom ADSs were authorized to be granted in 2005. The phantom ADSs granted to senior managers in 2003 and 2004 were entirely exercised in 2006 for an aggregate payment by the company of US$0.8 million. As of December 31, 2006, an aggregate of 260,000 phantom ADSs were outstanding, of which 97,450 are currently redeemable or are redeemable within 60 days of the date of this Annual Report on Form 20-F. The 260,000 phantom ADSs granted in 2006 generally have a term of two years and each phantom ADS may be redeemed for cash in the amount equal to the difference between US$59.91 and the closing price of one of our ADSs quoted on the NYSE on the date preceding the date of redemption.

Our senior managers and members of our audit commission are also eligible to participate in our 2000 stock option plan, as amended. For more information on our stock option plan, please see “—E. Share Ownership—2000 Stock Option Plan” below.

On June 23, 2006, our shareholders approved a new compensation arrangement for our audit commission members. The chairman of our audit commission receives an annual retainer of US$100,000 and each other member of our audit commission receives an annual retainer of US$40,000. Each of the members of our audit commission is reimbursed for expenses incurred in connection with service as a member of our audit commission.

We have entered into indemnification agreements with each of our directors, senior managers and members of our audit commission pursuant to which we have agreed to indemnify each of them for all losses, subject to certain limited conditions, incurred in connection with claims, suits or proceedings arising out of his or her performance of his or her duties as a director, senior manager or member of our audit commission.

We have obtained insurance on behalf of our senior managers, directors and members of our audit commission for liability arising out of their actions in their capacity as a senior manager, director or member of our audit commission.

We do not have any pension, retirement or similar benefit plans available to our directors, senior managers or audit commission members.

To our knowledge, as of March 31, 2007, other than Mikhail Fridman, none of our directors or senior managers beneficially owned more than 1.0% of any class of our capital stock. To our knowledge, Mr. Fridman has an indirect economic benefit in our shares held for the account of Eco Telecom Limited and, thus, may be considered under the definition of “beneficial owner” for purposes of Form 20-F only as a beneficial owner of the shares held for account of Eco Telecom Limited. See the section of this Annual Report on Form 20-F entitled “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders.”

C. Board Practices

Our board of directors currently consists of nine persons, four of whom were nominated by Alfa Group, four of whom were nominated by Telenor, and one of whom was nominated by certain holders of our ADSs. The members of our current board of directors were elected at the June 23, 2006 annual general meeting of our shareholders and will serve until our next annual general meeting of shareholders on June 29, 2007 unless the board in its entirety is terminated prior to the expiration of its term upon a decision of our shareholders.

We have not entered into any service contracts with any of our current directors providing for benefits upon termination of service.

Our management committee, which is chaired by our Chief Executive Officer and General Director, is an advisory body that assists the Chief Executive Officer and General Director with the management of our day-to-day activities. The management committee comprises certain key members of our senior management. Recommendations of the management committee remain subject to the approval or veto of our Chief Executive Officer and General Director.

We are required under Russian law and our charter to maintain an audit commission. Our audit commission assists our company with oversight responsibility and reviews our systems of internal controls and our auditing, accounting and financial reporting processes. Under Russian law and our charter, a member of our audit commission may not simultaneously serve as a member of our board of directors or hold a management position in our company. Our audit commission is currently comprised of Alexander Gersh, Halvor Bru and Nigel Robinson, one of whom was nominated by Alfa Group and two of whom were nominated by Telenor. The current members of our audit commission were elected at the June 23, 2006 annual general meeting of our shareholders and are expected to serve until our next annual general meeting of shareholders, which will occur on June 29, 2007.

Our company maintains a finance committee comprised of three members of the board of directors. The finance committee reviews financial transactions, policies, strategies and capital structure of VimpelCom and its direct and indirect subsidiaries. Our company also maintains a compensation committee comprised of three members of the board of directors. Our compensation committee advises the board on the adoption of plans to ensure effective management of our company, effective succession planning for the Chief Executive Officer and members of senior management. Our company maintains a corporate governance committee comprised of four members of the board of directors. The corporate governance committee develops and recommends guidelines on corporate governance to the board, advises the board on matters relating to shareholder relations and nominates candidates for membership of the board in the event that shareholders do not nominate a sufficient number.

D. Employees

As of December 31, 2006, we had approximately 21,303 employees. Of this amount, approximately 4,156 worked in Moscow (including employees in our corporate headquarters). Of our 13,675 employees in Russia, we estimate that 12 are in executive and managerial positions, 3,633 are in engineering, construction and information technology, 3,500 are in sales, marketing and other commercial operations, 1,616 are in finance, administration and legal, 3,875 are in customer service, 128 are in site acquisitions, regional projects and security, 630 are in procurement and 278 in other support functions.

As of December 31, 2006, we had approximately 1,114 employees in Kazakhstan. Of these employees, we estimate that one is in an executive and managerial position, 380 are in engineering, construction and information technology, 316 are in sales, marketing and other commercial operations, 160 are in finance, administration and legal, 194 are in customer service, 25 are in site acquisitions, regional projects and security, 25 are in procurement and 13 are in other support functions.

In addition, as of December 31, 2006, we had a total of approximately 6,514 employees in Uzbekistan, Ukraine, Tajikistan, Armenia and Georgia.

The following chart sets forth the number of our employees at December 31, 2006, 2005 and 2004:

	At December 31,
	2006	2005	2004
Russia	13,675	12,512	10,940
Kazakhstan	1,114	783	—
Ukraine	1,029	558	—
Tajikistan	133	72	—
Uzbekistan	532	—	—
Armenia	4,764	—	—
Georgia	56	—	—
Total	21,303	13,925	10,940

We have not experienced any work stoppages and consider relations with our employees to be good.

E. Share Ownership

2000 Stock Option Plan

On December 20, 2000, our board of directors adopted a stock option plan in order to grant options to certain of our and our subsidiaries’ affiliates, officers, employees, directors and consultants to acquire shares of common stock of our company. Options are granted by VC ESOP N.V., an indirect wholly owned subsidiary of our company. Our stock option plan is administered by a committee appointed by the board of directors of VC ESOP N.V., which committee determines to whom options are granted under the plan, the number of options that are granted and the terms and conditions of option grants, including the exercise price per share. The committee appointed to administer our stock option plan is comprised of the three directors who currently sit on the compensation committee of our board.

We amended and restated our stock option plan in December 2003 and have since adopted four amendments to the plan. On April 22, 2005, our board of directors approved Amendment No. 1 to the plan in order to, among other things, increase the maximum aggregate number of shares authorized under the plan from 250,000 to 450,000 and to extend the term of the plan until December 31, 2015. On April 7, 2006, our board of directors approved Amendment No. 2 to the plan in order to increase the maximum aggregate number of shares authorized under the plan from 450,000 to 650,000 and to clarify that any shares retransferred to VC ESOP under the cashless exercise procedure pursuant to the plan would again become available for future grant under the plan. On May 24, 2006, our board of directors approved Amendment No. 3 to the plan in order to clarify the extent to which shares underlying options exercised pursuant to the cashless exercise procedure may again become available for future grant under the plan. On December 14, 2006, our board approved Amendment No. 4 to the plan in order to increase the maximum aggregate number of shares authorized under the plan from 650,000 to 1,050,000. As of December 31, 2006, options to acquire approximately 372,261 shares of our common stock were outstanding, of which options in respect of approximately 158,675 shares of our common stock are currently exercisable or are exercisable within 60 days of the date of this Annual Report on Form 20-F.

The exercise prices of the approximately 372,261 shares underlying options outstanding as of December 31, 2006 ranged from US$0.0 per share to US$239.64 per share (US$59.91 per ADS). The options granted generally vest at varying rates over a two year period and vesting periods for certain employees will be accelerated if certain events specified in the stock option plan occur. The approximately 372,261 shares underlying currently exercisable options outstanding as of December 31, 2006 are exercisable until dates ranging from the present date to April 2010.

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

Share Repurchase Programs

In connection with Amendment No. 1 to our stock option plan, our board of directors approved the establishment of a repurchase program, or the 2005 Repurchase Program, under which VC ESOP N.V. repurchased in the open market and in privately negotiated transactions 542,032 ADSs, which is equivalent to 135,508 shares of our common stock. The ADSs were repurchased between April 15, 2005 and June 9, 2005 at an average price of US$33.90 per ADS, for a total aggregate consideration of approximately US$18.4 million. In connection with Amendment No. 2 to our stock option plan, our board of directors approved the establishment of a second repurchase program, or the 2006 Repurchase Program, under which VC ESOP N.V. repurchased in the open market and in privately negotiated transactions 800,000 ADSs, which is equivalent to 200,000 shares of our common stock. The ADSs were repurchased between April 27, 2006 and May 12, 2006 at an average price of US$48.17, for a total aggregate consideration of approximately US$38.5 million. Both the 2005 Repurchase Program and the 2006 Repurchase Program were established in order to allow for additional stock option grants under our stock option plan. To effectuate those repurchase programs, our board of directors approved written plans for the repurchase of any or all of the ADSs on an automatic basis in compliance with our company’s insider trading policy, Rule 10b5-1 under the Exchange Act and other applicable securities laws. Rule 10b5-1 permits a public company to repurchase its shares at times when it ordinarily would not be in the market because of self-imposed trading blackout periods.

In connection with Amendment No. 4 to our stock option plan, our board of directors approved the establishment of a third repurchase program, or the 2007-2008 Repurchase Program, under which our board authorized VC ESOP to repurchase up to 1,600,000 ADSs, which is equivalent to 400,000 shares of our common stock, through December 31, 2008. The number of shares underlying ADSs that may be repurchased equals approximately 0.8% of our shares of common stock currently outstanding. We intend to utilize the repurchased shares for the issuance of stock based compensation awards. We have established a systematic purchasing plan under Rule 10b5-1 under the Exchange Act to facilitate repurchases of up to 800,000 ADSs, which is equivalent to up to 200,000 shares of our common stock, under the 2007-2008 Repurchase Program. Under the Rule 10b5-1 plan, certain specified amounts of ADSs would be purchased on a daily basis provided that specified trading prices are achieved. The Rule 10b5-1 plan commenced on May 1, 2007 and will expire upon the earliest of December 31, 2007, the purchase of all the ADSs covered by the plan, or certain other specified events. Purchases will be made in the open market or through privately negotiated transactions, all in accordance with U.S. and Russian securities law, including the volume, price, timing and other requirements of Rule 10b-18 under the Exchange Act. As of the date of this Annual Report on Form 20-F, all 800,000 ADSs had been repurchased (between May 1, 2007 and May 8, 2007) at an average price of US$101.29, for a total aggregate consideration of approximately US$81.0 million. We also intend to establish a similar purchasing plan in 2008 to facilitate repurchases of up to an additional 800,000 ADSs, which is equivalent to up to 200,000 shares of our common stock, under the 2007-2008 Repurchase Program.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth, as of April 30, 2007, information regarding those shareholders of our company that we have ascertained from recent public filings beneficially own 5.0% or more of either class of our capital stock. As of April 30, 2007, we had 51,281,022 issued and outstanding shares of common stock and 6,426,600 issued and outstanding shares of preferred stock. Neither of our major shareholders have different voting rights.

Shareholder	Number of Common Shares	Percent of Common Stock	Number of Preferred Shares	Percent of Voting Stock
Telenor East Invest AS(1)	15,337,854	29.9%	—	26.6%
Eco Telecom Limited(2)	18,054,927	35.2%	6,426,600	42.4%

(1)	As reported on Schedule 13D, Amendment No. 41, filed on March 30, 2007, by Telenor East Invest AS with the SEC. As reported on Schedule 13D, Amendment No. 16, filed on November 26, 2002 by Telenor East Invest AS with the SEC, Telenor East Invest AS is a direct wholly owned subsidiary of Telenor Mobile Holding AS and an indirect wholly owned subsidiary of Telenor ASA, and, as a result, Telenor Mobile Holding AS and/or Telenor ASA may be deemed to be indirect beneficial owners of the shares held for the account of Telenor East Invest AS. Telenor East Invest AS has been granted registration rights with respect to the shares of common stock held by it. In Schedule 13D, Amendment No. 36, Telenor East Invest AS reported that on June 2, 2006 its parent company, Telenor ASA, entered into a master confirmation, referred to as the Swap Agreement, with ING Bank N.V., London Branch, or ING, providing for a total return equity swap in respect of up to 8,130,000 American Depositary Receipts of our company (evidencing up to 2,032,500 shares of common stock of our company). Under the Swap Agreement, during the period beginning on June 2, 2006 and ending on June 2, 2007 (unless the transaction is fully terminated prior to such date) Telenor ASA will make payments to or receive payments from ING that reflect the total return on the notional value of the American Depositary Receipts acquired by ING in connection with the Swap Agreement, referred to as the Underlying ADRs, including receiving amounts equivalent to 85% of the amount of any dividends paid during the term of the transaction, and Telenor ASA will make payments to ING equivalent to a floating rate of interest on a notional principal amount equal to the aggregate notional value of the Underlying ADRs. As reported on Schedule 13D, Amendment No. 41, Telenor ASA and Telenor East Invest AS entered into an assignment, novation and amendment agreement, pursuant to which Telenor ASA transferred all of its rights and obligations under the Swap Agreement to Telenor East Invest. In addition, Telenor ASA and ING entered into a guarantee agreement, pursuant to which Telenor ASA will unconditionally and irrevocably guarantee the payment and performance of Telenor East Invest’s obligations under the Swap Agreement. The Swap Agreement provides only for cash settlement. Neither Telenor ASA nor any of the Reporting Persons identified on the Schedule 13D, Amendment No. 41, including Telenor East Invest AS, shall have any voting power with respect to any Underlying ADRs, and Telenor ASA and each of the other Reporting Persons disclaim beneficial ownership of any such securities. The foregoing discussion of the Swap Agreement is based solely on the information disclosed by Telenor East Invest AS in Schedule 13D, Amendments No. 36 and No. 41.

(2)	As reported on Schedule 13D, Amendment No. 31, filed on March 21, 2007, by Eco Telecom Limited, part of the Alfa Group of companies, with the SEC. As reported on Amendment No. 31, Altimo Holdings and Investments Limited is the sole shareholder of Eco Telecom Limited, CTF Holdings Limited indirectly owns a majority of the shares of Altimo Holdings and Investments, and Crown Finance Foundation is the sole shareholder of CTF Holdings Limited, and, as a result, each of Altimo Holdings and Investments, CTF Holdings Limited, and Crown Finance Foundation may be deemed to be the beneficial owner of the shares held for the account of Eco Telecom Limited. In addition, based upon information provided to us by Alfa Group, our director, Mikhail Fridman, and Mr. German Khan and Mr. Alexei Kuzmichov, each has an indirect economic benefit in the shares held for the account of Eco Telecom Limited and, thus, may be considered under the definition of “beneficial owner” for purposes of Form 20-F only as a beneficial owner of the shares held for the account of Eco Telecom Limited. Each share of our preferred stock is entitled to one vote. Eco Telecom Limited has been granted registration rights with respect to the shares of common stock held by it. On March 14, 2007, Alfa Group disclosed that it has pledged 9,349,999 of our common shares to an affiliate of Deutsche Bank AG, as security for US$1.5 billion of bonds issued by Eco Telecom Limited, and deposited 15,209,134 of our ADSs, an additional 3,213,783 of our common shares and 6,426,600 of our preferred shares with The Bank of New York, as escrow agent. According to its disclosure, Eco Telecom Limited will be entitled to exercise all voting and other rights attaching to the escrowed shares and, unless an early maturity has occurred or an event of default (each as set forth in the agreement governing the pledged shares) has occurred and is continuing, the pledged shares.

Please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—A disposition by one or both of our strategic shareholders of their respective stakes in our company could materially harm our business.”

         Since September 2006, Eco Telecom Limited has publicly reported in its amendments to Schedule 13D that it has completed purchases of our ADSs through open-market, brokered and share forward transactions pursuant to which it has purchased our ADSs and that its affiliate has entered into a swap agreement pursuant to which it purchased our ADSs. Eco Telecom Limited has reported that as a result of these transactions its beneficial ownership interest in our company has increased to 18,054,927 shares of our common stock, which, together with the 6,426,600 shares of our preferred stock that it previously owned, represent an aggregate of 42.4% of the voting stock of our company. Of the 18,054,927 shares of our common stock beneficially owned by Eco Telecom Limited, 5,491,145 shares are represented by 21,964,581 of our company’s ADSs. Eco Telecom Limited has reported in its amendments to Schedule 13D that it is increasing its ownership of our company’s shares of common stock in order to increase its influence over the corporate actions to be taken by our company but it may, from time to time, and reserves the right to, change its plans or intentions and take any and all actions that it deems appropriate to maximize the value of its investment in our company. Prior to these transactions, Eco Telecom Limited reported that it beneficially owned an aggregate of 12,563,782 shares of our common stock, which, together with the 6,426,600 shares of our preferred stock that it owned, represented an aggregate of 32.9% of the voting stock of our company.

In addition, in April 2004, our shareholders approved amendments to our charter pursuant to Russian law and on November 26, 2004, we completed the merger of our 55.3% subsidiary, VimpelCom-Region, into VimpelCom. Under the terms of the merger, Telenor and Alfa Group received, respectively, 3,648,141 and 7,300,680 newly-issued common shares of VimpelCom in exchange for their combined 44.7% stake in VimpelCom-Region.

Based on the holdings of our common stock at December 31, 2006, we estimate that approximately 44.65% of our common stock was held in the United States by The Bank of New York, as depositary on behalf of approximately 27,325 holders of our ADSs.

B. Related Party Transactions

Registration Rights

Alfa Group, Telenor and our company entered into a registration rights agreement on May 30, 2001, which provides Alfa Group and Telenor with demand and piggyback registration rights with respect to our ADSs and shares of our common stock, but not with respect to any warrants or other securities convertible into or exchangeable for our common stock. Demand and piggyback registration rights may be assigned to permitted transferees and other persons who hold, in the aggregate, at least 25.0% plus one share of our voting capital stock.

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

Restrictions on Share Transfers; Non-Competition Agreement

In connection with agreements signed on May 30, 2001, Alfa Group and Telenor agreed to certain transfer restrictions regarding shares of our company. These restrictions include a prohibition on transfers to direct competitors of our company.

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

Acquisition of Buztel

On January 18, 2006, we acquired 100.0% of the outstanding shares of Buztel for a purchase price of US$60.0 million plus the assumption of approximately US$2.4 million in debt. Prior to our acquisition, Buztel was owned by an affiliate of Altimo (previously known as Alfa Telecom Limited), a Moscow-based telecom investment company and member of Alfa Group. On July 24, 2006, Buztel merged with Unitel.

Service Obligation Agreements

In October 2003, we entered into a service obligation agreement with a subsidiary of Telenor that requires Telenor to provide us services related to telecommunications operations, including management advisory services, technical assistance and maintenance of network systems and equipment, industry information research and consulting, training of personnel and other services. This agreement expired in September 2005 and was replaced, with effect from September 2005, by two new agreements, a general agreement for the provision of personnel services and a general services agreement, both of which were approved by our board of directors on February 3, 2006. The term of the agreements expire on December 1, 2007, and may be automatically extended if not otherwise terminated by either party.

Under the general agreement for the provision of personnel services, Telenor assigns certain of its personnel to us or our affiliates at our request. The fees payable are stated in offers issued by Telenor in response to our requests for personnel. The fees vary depending on the number, experience and specialization of the personnel provided under the agreement. In 2006, we paid Telenor approximately US$1.3 million under this agreement.

Under the general services agreement, Telenor renders to us or our affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by Telenor and our company. We pay Telenor an annual fee of US$0.5 million for the services. In addition, in the event that Telenor’s personnel participate in any long-term engagements (defined as engagements lasting longer than five days) we must pay to Telenor an additional service fee equal to the U.S. dollar equivalent of 8,000 Norwegian krones per person for each day of work performed on the engagement. In 2006, we paid Telenor approximately US$0.8 million under this agreement.

In July 2006, we entered into a service obligation agreement with a subsidiary of Alfa Group that requires Alfa Group to provide us services related to telecommunications operations, including management advisory services, technical assistance and maintenance of network systems and equipment, industry information research and consulting, training of personnel, support of implementation of certain projects, assignment of qualified personnel and other services. The annual fee for the services is the equivalent of US$0.5 million (paid in Russian rubles). The agreement specifies the rights and obligations of the parties to any intellectual property developed in connection with the agreement. In addition, in the event that Alfa Group’s personnel participate in any long-term engagements (defined as engagements lasting longer than five days) we must pay to Alfa Group an additional service fee equal to the U.S. dollar equivalent of 27,000 Russian rubles per person for each day of work performed on the engagement. In 2006, we paid Alfa Group approximately US$0.5 million under this agreement. This agreement expires on December 1, 2007, and may be automatically extended if not otherwise terminated by either party.

KaR-Tel made payments to companies controlled by a minority interest shareholder in one of our subsidiaries in 2006 that totaled US$11.5 million for services rendered in relation to certain acquisitions and IT network development.

Consulting Services Agreements with Members of our Board of Directors

In September 2005, our company entered into agreements with Jo Lunder, a member of our board of directors, and David Haines, the chairman of our board of directors, for consulting services to our company. Messrs. Lunder and Haines were paid annual consulting fees of US$0.14 million and US$0.16 million, respectively, for their services during the effectiveness of their agreements. These consulting services agreements were terminated in June 2006.

Agreements with Sovintel

As part of our strategy to attract new large corporate subscribers, we entered into agreements with competitive local exchange carriers Combellga and Sovintel, which together control over 33.0% of their market. In December 2004, Combellga merged with and into Sovintel. Sovintel is a wholly owned subsidiary of Golden Telecom, Inc. Alfa Group and Telenor reportedly own approximately 29.3% and 20.3%, respectively, of the common stock of Golden Telecom, Inc. We have also entered into an agreement with Sovintel for the provision of services for Internet traffic transfer through Sovintel networks and fees are based on market rates. In 2006, we paid approximately US$21.1 million to Sovintel under these agreements.

Since 2004, we have entered into a series of agreements with Sovintel for the common construction of an inter-city fiber optic link in the regions of Russia. In January 2006, we entered into an agreement with Sovintel for the right to use certain federal telephone numbers in and certain services associated with such use. In connection with this agreement, Sovintel entered into an assignment agreement with our company, in which it assigns to us its rights to payments made to it by its subscribers. As of December 31, 2006, we paid approximately US$0.88 million under this agreement.

In December 2006, we entered into agreements with Sovintel for access to services for local, intertoll and international telephone communications. The term of these agreements is five years and the total amount to be paid by us to Sovintel during the term of this agreement is approximately US$51.1 million.

Agreements with Alfa Group

Alfa Bank

We maintain some of our bank accounts at Alfa Bank, which is part of the Alfa Group. Under the terms of our board’s approval, there is a US$25.0 million limit on the amount of our cash balances held at, and our advances to, Alfa Bank. As of December 31, 2006, we had balances at Alfa Bank of approximately US$0.8 million.

In addition, we currently have an agreement with Alfa Bank that allows them to send SMSs to our subscribers who also are clients of Alfa Bank. Alfa Bank and other entities within the Alfa Group are corporate clients of our company.

Alfa Strakhovaniye

Beginning in February 2007, property and equipment and certain construction risks of VimpelCom and some of our subsidiaries have been covered by an insurance policy from Alfa Strakhovaniye. Approximately 60.0% of the coverage has been reinsured by Alfa Strakhovaniye with a third party.

Loans to Employees

In the past, we have provided loans to some of our employees, including certain of our senior managers, in order for them to make house or apartment purchases. As of December 31, 2006, we had approximately US$10,420 of employee loans outstanding.

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

Policy on Dividend Distributions

Each fully paid share of preferred stock entitles its holder to receive an annual fixed dividend of 0.001 Russian ruble per share of preferred stock to the extent there are sufficient funds available. We must pay dividends in full on our preferred stock before making any payments of dividends on our common stock. Dividends on our preferred stock are not cumulative. We may pay dividends on our preferred stock from funds specifically reserved for this purpose.

We have not historically paid dividends on our shares of common stock. At its board meeting in March 2007, our board of directors approved a dividend policy. The goal of the dividend policy is to optimize return to our company’s investors both in terms of company value increase (capital gain) and cash return. The policy sets forth certain constraints and guidelines, including certain financial ratios and a requirement that the company have positive free cash flow for the prior financial year, that our board of directors will consider when assessing whether to propose a dividend payment on our shares of common stock and the amount of any such proposed dividend. Subject to the constraints and guidelines contained in the dividend policy as well as those under Russian law, the dividend policy contemplates that our Board will recommend the payment of cash dividends annually and the amount of the annual dividend will generally be equal to at least 25% of our consolidated net income, as determined under U.S. GAAP.

At its board meeting on March 28, 2007, our board of directors voted to propose paying a dividend of 166.88 Russian rubles per share of our common stock (or approximately US$1.60 per ADS based on the Russian Central Bank exchange rate as of March 28, 2007) for 2006. If such a dividend payment is approved at our annual general meeting of shareholders on June 29, 2007, this would be the first ever dividend on our common stock paid by our company. We cannot assure you that the proposed dividend will be approved or that we will continue to pay dividends on our common stock and ADSs in the future and any decision by our company not to pay dividends or to reduce dividend payments in the future could adversely affect the value of our common stock or ADSs. For more information regarding the relevant restrictions under Russian law as well as certain risks involved in connection with the recommendation and payment of dividends, please see “Item 10—Additional Information—B. Memorandum and Articles of Association—Dividends and Dividend Rights,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Common Stock and ADSs—We have not historically paid dividends on our common stock and ADSs, which may make us less attractive to investors” and “Item 3—Key Information—D. Risk Factors—Holders of our ADSs may be unable to repatriate distributions on the ADSs and distributions are subject to fluctuations in the exchange rate between the Russian ruble and the U.S. dollar.”

B. Significant Changes

Other than as disclosed in this Annual Report on Form 20-F, there have not been any significant changes since the date of the audited financial statements included as part of this Annual Report on Form 20-F.

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

	New York Stock Exchange Price Range of our ADSs				Russian Trading System Price Range of our Common Stock
Year Ended December	High		Low		High		Low
2002	US$	12.13	US$	6.87	US$	47.00	US$	20.00

2003	US$	24.55	US$	10.00	US$	92.00	US$	41.00

2004	US$	42.90	US$	22.96	US$	160.00	US$	100.00

2005	US$	47.61	US$	31.70	US$	189.00	US$	132.00

2006	US$	82.05	US$	38.59	US$	327,00	US$	153.00

	High		Low		High		Low
2005:
First quarter	US$	40.15	US$	32.46	US$	145.00	US$	130.00
Second quarter	US$	37.76	US$	31.70	US$	149.00	US$	132.00
Third quarter	US$	46.17	US$	34.36	US$	188.00	US$	136.00
Fourth quarter	US$	47.61	US$	37.52	US$	189.00	US$	152.00

2006:
First quarter	US$	49.60	US$	41.63	US$	200.00	US$	153.00
Second quarter	US$	51.10	US$	37.50	US$	209.00	US$	154.00
Third quarter	US$	63.51	US$	42.82	US$	252.00	US$	176.00
Fourth quarter	US$	82.61	US$	58.36	US$	327.00	US$	240.00

2007:
First quarter	US$	99.17	US$	73.00	US$	400.00	US$	300.00

	New York Stock Exchange Price Range of our ADSs		Russian Trading System Price Range of our Common Stock
	High	Low	High	Low
2006:
Month Ended
November	US$77.33	US$63.30	US$284.00	US$257.00
December	US$82.61	US$73.70	US$327.00	US$299.00

2007:
Month Ended
January	US$87.50	US$73.00	US$341.00	US$300.00
February	US$90.54	US$77.72	US$360.00	US$341.00
March	US$99.17	US$75.37	US$400.00	US$306.00
April	US$103.00	US$91.37	US$395.00	US$322.21

On April 30, 2007, the closing price per ADS on The New York Stock Exchange was US$96.76.

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

B. Memorandum and Articles of Association

We describe below the material provisions of our charter, certain provisions of Russian law relating to our organization and operation, and some of the terms of our capital stock based on provisions of our current charter, applicable Russian law and certain agreements relating to our capital stock. Although we believe that we have summarized the material terms of our charter, Russian legal requirements, and our capital stock, this summary is not complete and is qualified in its entirety by reference to our charter, applicable Russian law and the agreements relating to our capital stock. At its meeting in May 2007, our board of directors proposed certain technical changes and clarifications to our charter for shareholder approval at the 2007 annual general meeting of shareholders to be held on June 29, 2007. The Russian Federal Law on Joint Stock Companies and our charter require the affirmative vote of at least 75.0% of the voting shares present at a shareholders meeting to approve amendments to our charter.

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

As of the date of this Annual Report on Form 20-F, our charter capital is 288,538.11 Russian rubles, consisting of 51,281,022 issued and outstanding shares of common stock, with a nominal value of 0.005 Russian rubles each, and 6,426,600 issued and outstanding shares of preferred stock, with a nominal value of 0.005 Russian rubles each. Shares of our common stock held by our subsidiaries are treated as treasury shares for U.S. GAAP purposes but are not treated as such for purposes of Russian law. None of our shares of common or preferred stock are held in treasury for purposes of Russian law. Our charter authorizes us to issue an additional 38,718,978 shares of common stock, with a nominal value of 0.005 Russian rubles each. As our shares of common stock and preferred stock have equal voting rights, we sometimes refer to them collectively as voting shares. Under Russian law, the total nominal value of all outstanding shares of our preferred stock may not exceed 25.0% of our charter capital.

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

At its board meeting on May 3, 2007, our board of directors voted to propose amendments to our charter to be voted upon at our annual general shareholders meeting on June 29, 2007. One such amendment is to remove the references to “Russia and the Commonwealth of Independent States” in Article 4.1 of our charter in order to clarify that we can operate outside of these geographic areas. Any change to our charter requires an affirmative vote of our shareholders holding at least 75.0% of our voting shares.

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

Preferred Stock

Except for treasury shares (as defined under Russian law), each fully paid share of preferred stock entitles its holder to:

•	participate in shareholder meetings;

•	have one vote on all issues voted upon at a shareholder meeting;

•	receive an annual fixed dividend of 0.001 Russian ruble per share of preferred stock to the extent sufficient funds are available;

•	in the event of our liquidation, receive a fixed liquidation value of 0.005 Russian rubles per share of preferred stock; and

•	exercise any other rights of a shareholder set forth in our charter and Russian law.

Additionally, each fully paid share of preferred stock is convertible into one share of common stock at any time after June 30, 2016 at the election of the holder of the preferred stock. Upon conversion, the holder must pay us a conversion premium equal to 100% of the market value of one share of common stock at the time of conversion. Changes to the rights of the holders of our preferred stock may only be made by amending our charter, according to the procedure described below under “—Shareholder Meetings.” Such changes may also require issuance of new preferred shares replacing the previously issued shares. As of the date of this Annual Report on Form 20-F, all of the issued and outstanding shares of our preferred stock are beneficially owned by Alfa Group. See “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

Each fully paid share of preferred stock entitles its holder to receive an annual fixed dividend of 0.001 Russian ruble per share of preferred stock to the extent there are sufficient funds available. We must pay dividends in full on our preferred stock before making any payments of dividends on our common stock. Dividends on our preferred stock are not cumulative. We may pay dividends on our preferred stock from funds specifically reserved for this purpose.

At its board meeting on March 28, 2007, our board of directors voted to propose paying a dividend of 166.88 Russian rubles per share of our common stock (or approximately US$1.60 per ADS based on the Russian Central Bank exchange rate as of March 28, 2007) for 2006. If such a dividend payment is approved at our annual general meeting of shareholders on June 29, 2007, this would be the first ever dividend on our common stock paid by our company. Please see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Common Stock and ADSs—We have not historically paid dividends on our common stock and ADSs, which may make us less attractive to investors,” “Item 3—Key Information—D. Risk Factors—Holders of our ADSs may be unable to repatriate distributions on the ADSs and distributions are subject to fluctuations in the exchange rate between the Russian ruble and the dollar” and “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—Policy on Dividend Distributions.”

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

In addition, the Russian Federal Laws on Investor Protection on the Securities Market provides that newly issued shares may not be traded until the report on the results of the issuance of the shares is registered and the shares are fully paid.

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

We have more than 1,000 holders of ADSs and, accordingly, we comply with the provisions of Russian law applicable to companies with more than 1,000 holders of common stock. Although Russian law is unclear about the status of ADS holders, we endeavor to provide to our ADS holders the same rights and benefits as the holders of our common stock. For more information, please see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Common Stock and ADSs—Voting rights with respect to the shares of common stock represented by ADSs are limited by the terms of the depositary agreement for the ADSs, our charter and Russian law” and Item 3—Key Information—D. Risk Factors—Risks Related to Our Common Stock and ADSs—Russian law may consider the depositary the beneficial owner of our common shares underlying our ADSs.”

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

Effective July 1, 2006, under the Federal Law on Joint Stock Companies, a person that crosses the 30.0%, 50.0% or 75.0% voting share ownership thresholds will be obligated to offer to purchase the remaining outstanding voting shares of VimpelCom through a public offer. As a result of this new legal requirement, our charter provision on the 45.0% threshold indicated above became ineffective.

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

We are currently involved in litigation with Telenor in connection with our acquisition of URS following the approval by our shareholders of the acquisition as an interested party transaction at the September 2005 EGM. Telenor asserts that, despite this approval by our shareholders, under our charter consummation of the acquisition also required the approval of at least eight out of nine members of our board. It is our view that consistent with our charter and applicable Russian law, the approval of eight out of nine members of our board for the acquisition of shareholdings in other enterprises is not required in those instances when the approval of the transaction as an interested party transaction falls within the competence of the shareholders’ general meeting, as the highest managerial body of our company. However, there can be no assurance that we will prevail in our litigation with Telenor. For more information regarding our litigation with Telenor, please see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our acquisition of URS is being challenged by Telenor and may be challenged by other parties” and “Item 4—Information on the Company—Legal Proceedings.” In addition, as listed above, our charter requires the affirmative vote of at least 80.0% of all members of our board of directors to approve the annual budget and business plan and to approve any agreements beyond the limits of the approved budget and business plan. As disclosed, our board failed to approve a 2006 budget and business plan and has been unable to approve a 2007 budget and business plan, primarily due to the continuing disagreement regarding the budget for URS. In light of the fact that there is currently no such approved annual budget and business plan, it is our view that the provision of our charter requiring 80.0% approval of our board members for agreements beyond the limits of the approved annual budget and business plan is not applicable. The Telenor Nominees have indicated that they disagree with this view and maintain that in the absence of an approved budget and business plan, our charter requires the affirmative vote of at least 80.0% of all members of our board of directors to approve any new agreement our company enters into. Furthermore, we note that even though “the acquisition of the Ukrainian operator” was expressly excluded from the scope of our board approved budget for 2005, it is our view that consistent with our charter and applicable Russian law the provision of our charter requiring 80.0% approval of our board members for agreements beyond the limits of the approved budget and business plan is not applicable to our acquisition of URS, in light of the fact that the transaction was approved as an interested party transaction by our shareholders’ general meeting, as the highest managerial body of our company. The Telenor Nominees have indicated that they disagree with this view. There can be no assurance that our shareholders (including Telenor) or other parties will not bring an action challenging our views in this regard and, if such actions are brought, that we will prevail. Please see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We have a limited non-compete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions, which may hinder our company’s ability to expand and/or compete in such regions and may lead to a further deterioration in the relationship between our two strategic shareholders,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our acquisition of URS is being challenged by Telenor and may be challenged by other parties” and “Item 4—Information on the Company—Legal Proceedings.”

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

Because we comply with the provisions of Russian law applicable to companies with more than 1,000 shareholders, the Russian Federal Law on Joint Stock Companies requires that interested party transactions be approved:

•	by at least a majority vote of all directors who are “independent” and not “interested” in the transaction on these issues, excluding our General Director and Chief Executive Officer; or

•	by at least a majority vote of shareholders who are not “interested” in the transaction (i.e., by more than 50.0% of the votes held by all “disinterested” shareholders) if:

-	the value of the transaction is equal to 2.0% or more of the book value of our assets (calculated in accordance with Russian accounting standards);

-	the transaction involves the issuance of voting shares or securities convertible into voting shares in an amount exceeding 2.0% of our voting shares; or

-	all members of the board of directors are not eligible to vote.

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

Reserve Fund

Russian law requires that each joint stock company establish a reserve fund, which may only be used to cover the company’s losses, redeem the company’s bonds that have been issued under Russian law and redeem the company’s shares if other funds are not available. Our charter provides for a reserve fund of 15.0% of our charter capital, to be funded by annual transfers of 5.0% of our net profits, calculated in accordance with Russian accounting standards, until the reserve fund has reached this amount. As of December 31, 2006, we had a reserve fund of approximately 43,300.00 Russian rubles, or approximately US$1,500.00 at the Central Bank exchange rate on December 31, 2006.

Share Registration, Transfers and Settlement

All of our issued shares are registered. Russian law requires each joint stock company to maintain a shareholder register. Ownership of registered shares is evidenced by entries made in the register. In October 1996, we retained the National Registry Company, a licensed independent registrar jointly owned by Computershare Investments (UK) Limited, Computershare Limited, the European Bank for Reconstruction and Development and Rosbank (a Russian

bank), to maintain our shareholder register. Under the Russian Civil Code, a shareholder may transfer his or her rights in registered shares only in the manner and to the extent prescribed by law. All transfers must be in written form. When making entries on the register, the registrar may not require documents beyond what is required by current regulations. Any refusal to register shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, is void and may be disputed as prescribed by law.

C. Material Contracts

None.

D. Exchange Controls

A new framework currency law, or the Currency Law, came into effect on June 18, 2004, and empowers the Russian Government and the Central Bank to regulate and restrict certain currency transactions, including operations involving domestic and foreign securities, foreign currency borrowings by Russian companies and sales and purchases of foreign currency on the domestic market. The Currency Law liberalized Russian currency controls by abolishing the requirement of transaction-specific currency licenses from the Central Bank. On January 1, 2007 the Russian Government and the Central Bank repealed (i) the requirement that certain transactions be conducted through special accounts opened by residents and nonresidents with authorized Russian banks, and (ii) the requirement that funds in an amount equal to a certain percentage of the relevant transaction or a certain percentage of the funds transferred need to be reserved.

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

The discussion which follows is intended as a descriptive summary only and is not intended as tax advice to any particular investor. It is also not a complete analysis or listing of all potential United States federal or Russian income and withholding tax consequences to a prospective holder of ADSs or shares of common stock. Each investor is urged to consult its own tax adviser regarding the specific United States federal, state, and local and Russian tax consequences of the ownership and disposition of the ADSs or shares of common stock and regarding the effect and applicability of tax treaties.

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

For the purposes of this filing, a Non-Resident Holder means: (i) a physical person, present in the Russian Federation for an aggregate period of less than 183 days in any period comprised of 12 consecutive months (excluding days of arrival into Russia but including days of departure from Russia; this period is not interrupted by short-term departures of less than 6 months from Russia for medical treatment or training) or (ii) a legal person or entity not incorporated or otherwise organized under Russian Law, which holds and disposes of ADSs or common stock other than through its permanent establishment in Russia.

The Russian tax rules applicable to securities, and in particular to the tax treatment of a Non-Resident Holder which holds Russian securities, are characterized by significant uncertainties and by an absence of clear interpretative guidance. Russian tax law and procedures are not well developed and rules are sometimes interpreted differently by different tax inspectors. In addition, the substantive provisions of Russian tax law may be subject to more rapid and unpredictable change than in a jurisdiction with more developed capital markets. In 2006, there were several interpretations of the tax provisions from the Ministry of Finance of the Russian Federation addressing the beneficial ownership concept in Russia for double tax treaty purposes. These interpretations suggest that the Ministry of Finance will look to the beneficial owner of an ADS holder instead of the nominal owner (such as a depositary) in determining whether the ADS holder may benefit from the terms of a double tax treaty. However, these interpretations are not binding under Russian tax law and are subject to uncertainty and unpredictable positions of tax inspectors.

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

However, despite recent interpretations by the Ministry of Finance of the Russian Federation, treaty relief may not be available to Non-Resident Holders because of the absence of any legally binding interpretive guidance on the beneficial ownership concept in Russia and the fact that the depositary (and not the holder of the ADS) is the legal holder of the shares under Russian law. Absence of relevant legislative grounds also leads to the risk that the tax authorities may disallow application for relief under the double tax treaty between the Russian Federation and depositary’s country of residence. In the absence of clear guidance from the Russian tax authorities on the application of relevant double tax treaties, we likely will not be able to apply the reduced rates provided by double tax treaties. See “—Procedure for obtaining double tax treaty relief” below.

Taxation of capital gains

A Non-Resident Holder that is a legal entity generally may be subject to Russian income tax in connection with the sale, exchange or other disposition of ADSs or shares of common stock. However, there is no mechanism for withholding Russian income tax if ADSs or shares of common stock are sold outside of Russia, provided that the ADSs or shares of common stock are not sold to a Russian legal entity or to a Russian permanent establishment of a foreign legal entity. Regardless of the residence of the purchaser, a Non-Resident Holder that is a legal entity is not subject to any Russian income or withholding taxes in connection with the sale, exchange or other disposition of ADSs or shares of common stock if our assets consist of 50.0% or less of immovable property located on the territory of the Russian Federation or if the ADSs or shares of common stock are sold via foreign exchanges where they are legally circulated.

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

According to Russian tax legislation, taxation of capital gains realized on a sale, exchange or other disposition of shares of common stocks or ADSs of Non-Resident Holders-Individuals will depend on whether this income is considered as received from Russian or non-Russian sources. However, in the absence of a clear definition of what constitutes income from sources within Russia in the case of the sale of securities, there is a risk that income from the disposal of Russian securities may be considered as received from Russian source.

The sale, exchange or other disposition of shares of common stocks or ADSs by the Non-Resident Holder-Individual considered Russian source income will be subject to tax at a rate of 30.0% on the difference between the sale price and acquisition value of the shares of common stock or ADSs. However, the income tax can only be withheld at the source of payment if the sale was made by a Non-Resident Holder through a professional securities market participant (for example, a Russian broker, asset manager, or management company, which performs asset management of unit investment fund property). Otherwise, no withholding will be made and the Non-Resident Holder in Russia will have an obligation to file an annual tax return, report the income recognized and apply for a deduction of acquisition expenses (which include filing of support documentation). Since capital gains may be calculated in Russian rubles, the taxable base could be affected by changes in the Russian ruble exchange rates.

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

Procedure for obtaining double tax treaty relief

In order to take advantage of a double tax treaty, it is sufficient to provide the Russian tax agent (e.g., our company in the case of a payment of dividends) with confirmation of tax residency in a state with which Russia has concluded the relevant treaty. The confirmation of the Non-Resident Holder’s residency may be issued in the form of a letter from the competent authority of the Non-Resident Holder’s country, containing the tax identification number of the resident (if any), the period covered by the letter and the date of issuance. The confirmation of tax residency needs to be renewed and provided to the tax agent before the first payment in each tax period. The letter should be duly signed and stamped. A U.S. Holder may obtain the appropriate certification by mailing a completed Internal Revenue Service Form 8802 to: IRS-Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, Pennsylvania 19114-0447. The procedures for obtaining certification are described in greater detail in Internal Revenue Service Publication 686 and the instructions to Form 8802. As obtaining the required certification from the Internal Revenue Service may take at least 30 days, U.S. Holders should apply for such certification as soon as possible. The aforementioned confirmation should be duly apostilled or legalized and translated into Russian. In addition, a Non-Resident individual must provide appropriate documentary proof of tax payments outside of Russia on income with respect to which treaty benefits are claimed where the treaty exemption is conditional on the income concerned being subject to taxation in other jurisdiction. Because of uncertainties regarding the form and procedures for providing such documentary proof, individuals in practice may not be able to obtain treaty benefits on receipt of proceeds from a source within Russia.

If tax treaty clearance is not obtained and tax is withheld by a Russian resident on capital gains, dividend payments or other amounts, a Non-Resident Holder may apply for a tax refund by filing a package of documents with the Russian local tax inspectorate to which the withholding tax was remitted within 3 years from the tax period in which the tax was withheld for Non-Resident Holders that are legal entities and within one year from the withholding date for Non-Resident Holders that are individuals. The package should include the appropriate form (1012 DT (2002) for dividend income and 1011DT (2002) for non-dividend income), confirmations of residence of the foreign Holder, a copy of the agreement or other documents substantiating the payment of income and documents confirming the transfer of tax to the budget. Under the provisions of the Tax Code, the refund of the tax should be effected within one month after the submission of the documents. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

The Russian tax authorities may, in practice, require a wide variety of documentation confirming a holder’s right to obtain relief under a double tax treaty. Such documentation may not be explicitly required by the Russian Tax Code.

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

For purposes of applying United States federal income and withholding tax law, a U.S. Holder of an American Depositary Receipt representing ADSs will be treated as the owner of the underlying shares of common stock represented thereby.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs or shares of common stock will be subject to taxation at a maximum rate of 15.0% if the dividends are “qualified dividends.” Dividends paid on the ADSs or shares of common stock will be treated as qualified dividends if our company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. Based on our audited financial statements and relevant market and shareholder data, we believe that it was not treated as a PFIC for U.S. federal income tax purposes with respect to our prior taxable years. In addition, based on our financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate being treated as a PFIC for our current taxable year.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether our company will be able to comply with them. Holders of our ADSs and shares of common stock should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

In general, under the U.S./Russia Double Tax Treaty, gain recognized by a U.S. Holder from such a sale would not be subject to Russian income tax, provided that certain administrative formalities required under Russian law are met. See “––Russian Tax Considerations––Taxation of Capital Gains.” If Russian income tax is withheld on the sale of ADSs or shares of common stock, a U.S. Holder may not be entitled to a tax credit for the amount withheld, even though the procedures for claiming refunds and the practical likelihood that refunds will be made available in a timely fashion are uncertain.

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

We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations. In accordance with our policies, we do not enter into any treasury management transactions of a speculative nature.

Historically, our tariff plans have been linked to the U.S. dollar. However, in 2006, we introduced a number of Russian ruble denominated tariff plans and fixed our Russian ruble/US$ exchange rate at 28.7 for all U.S. dollar linked tariff plans. In 2006, we also changed the functional currency of our accounting systems from the U.S. dollar to the Russian ruble and in the third and fourth quarters of 2006, amended the terms of most of our supplier agreements for payment to be made in Russian rubles instead of U.S. dollars. Nonetheless, a significant amount of our costs, expenditures and liabilities continue to be denominated in U.S. dollars. We are required to collect revenues from our subscribers and from other Russian telecommunications operators for interconnect charges in Russian rubles. To the extent permitted by Russian law, we hold part of our readily available cash in U.S. dollars and Euros in order to manage against the risk of ruble devaluation. In 2006, we entered into forward and swap agreements (to buy U.S. dollars for Russian rubles and Kazakh tenge) with Citibank, Standard Bank, Deutsche Bank and certain other banks to hedge our obligations. According to our treasury policy, we hedged all our obligations due in 2007. We also hedged our financial obligations and our capital expenditures. Nonetheless, if the U.S. dollar or Euro value of the Russian ruble were to dramatically decline, we could have difficulty repaying or refinancing our foreign currency denominated indebtedness. An increase in the Russian ruble value of the U.S. dollar or Euro could, unless effectively hedged, result in a net foreign exchange loss due to an increase in the Russian ruble value of our U.S. dollar or Euro denominated liabilities. Accordingly, fluctuations in the value of the Russian ruble against the U.S. dollar or the Euro could adversely affect our financial condition and results of operations.

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

In order to minimize our foreign exchange exposure to fluctuations in the Russian ruble exchange rate, we are migrating some of our U.S. dollar based costs to Russian ruble based costs to balance assets and liabilities and revenues and expenses denominated in Russian rubles. However, this migration might increase our cost exposure to Russian ruble inflationary pressure. Some of our equipment financing obligations are denominated in Euros, which exposes us to risks associated with the changes in Euro exchange rates. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk

The following table summarizes information, as of December 31, 2006, about the maturity of our financial instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations. Fair value at December 31, 2006 approximates total value.

Aggregate nominal amount of long-term debt outstanding at year-end (in millions of U.S. dollars or Euros, as indicated):

	2006	2007	2008	2009	2010	2011	Thereafter	Fair Value as of December 31, 2006
Long-term debt:

Fixed Rate (US$)	1,606.0	1,490.2	1,433.5	1,200.0	900.0	600.0	600.0	1,672.2

Average interest rate	8.43%	8.48%	8.49%	8.22%	8.29%	8.25%	8.25%

Fixed Rate (US$)	1.9	1.3	0.6

Average interest rate	18.00%	18.00%	18.00%

Variable Rate (€)	54.7	35.3	22.8	12.7	5.6	0.4	0

Average interest rate	5.18%

Variable Rate (US$)	826.9	538.6	281.6	128.7	50.6	18.9	0

Average interest rate	6.55%
	2,489.5	2,065.4	1,738.5	1,341.4	956.2	619.3	600.00

VimpelCom and KaR-Tel Derivative Instruments

As of December 31, 2006, the total notional amount of our derivative instruments amounted to US$1,070.2 million, including US$736.6 million of VimpelCom USD/RUB forward instruments, US$236.1 million of VimpelCom USD/RUB swap instruments and US$97.5 million of KaR-Tel USD/KZT swap instruments. These derivatives are considered to be economic hedges, but for financial accounting purposes they have not been considered for hedge accounting.

Type of derivative	Hedged Risk	Notional amount	Mark to Market Spot (Clean Price) as of December 31, 2006
		(In millions of U.S. dollars)
Currency Forwards		736.63	(10.09)

Forward agreement to purchase U.S. dollars for Russian rubles at a fixed rate of 26.7 Russian rubles per U.S. dollar	Foreign Currency Exchange Rate Risk	97.66	(1.44)

Forward agreement to purchase U.S. dollars for Russian rubles at a fixed rate of 26.689 Russian rubles per U.S. dollar	Foreign Currency Exchange Rate Risk	209.36	(2.83)

Forward agreement to purchase U.S. dollars for Russian rubles at a fixed rate of 26.695 Russian rubles per U.S. dollar	Foreign Currency Exchange Rate Risk	230.63	(3.55)

Forward agreement to purchase U.S. dollars for Russian rubles at a fixed rate of 26.6 Russian rubles per U.S. dollar	Foreign Currency Exchange Rate Risk	198.97	(2.27)

Cross Currency and Interest Rate Swaps		333.6	(0.97)

Swap agreement to purchase U.S. dollars for Russian rubles at a fixed rate of 26.64 Russian rubles per U.S. dollar and transfer floating U.S. dollars interest rate (LIBOR 3M + 1.0%) to a fixed Russian ruble interest rate of 6.37%	Interest Rate Risk and Foreign Currency Exchange Rate Risk	236.1	(2.18)

Type of derivative	Hedged Risk	Notional amount	Mark to Market Spot (Clean Price) as of December 31, 2006
		(In millions of U.S. dollars)
Swap agreement to purchase U.S. dollars for Kazakh tenge at the fixed rate of 122.64 Kazakh tenge per U.S. dollar and transfer floating U.S. dollars interest rate LIBOR 6M + 3.9% to a fixed Kazakh tenge interest rate of 9.9%	Interest Rate Risk and Foreign Currency Exchange Rate Risk	50.0	0.93

Swap agreement to purchase U.S. dollars for Kazakh tenge at the fixed rate of 122.64 Kazakh tenge per U.S. dollar and transfer floating U.S. dollars interest rate LIBOR 6M + 3.5% to a fixed Kazakh tenge interest rate of 9.9%	Interest Rate Risk and Foreign Currency Exchange Rate Risk	47.5	0.28

Our cash and cash equivalents are not subject to any material interest rate risk.

ITEM 12. Description of Securities other than Equity Securities

Not required.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15. Controls and Procedures

(a) Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, or CEO, and General Director and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures. Based upon the evaluation, our CEO and General Director and our Chief Financial Officer have concluded that as of December 31, 2006, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and General Director and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. These disclosure controls and procedures include our Disclosure Review Committee’s review of the preparation of our Exchange Act reports. The Disclosure Review Committee also provides an additional check on our disclosure controls and procedures.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our published consolidated financial statements in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Our management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2006. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control - Integrated Framework. Based on the assessment, our management believes that our company maintained effective internal control over financial reporting as of December 31, 2006. Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Unitel and Armentel, companies acquired in 2006, which are included in our consolidated financial statements as of and for the year ended December 31, 2006 and which represented, respectively, 9.5% and 14.8% of our company’s consolidated total and net assets and 1.7% and 1.6% of our company’s consolidated total revenues and net income as of and for the year ended December 31, 2006.

Ernst & Young LLC, our company’s independent registered public accounting firm, has issued an attestation report on our management’s assessment of internal controls. A copy of the report appears below.

(c) Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Open Joint Stock Company “Vimpel-Communications”

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). VimpelCom’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of LLC Unitel and OJSC Armentel, which is included in the 2006 consolidated financial statements of VimpelCom and constituted 9.5% and 14.8% of total and net assets, respectively, as of December 31, 2006 and 1,7% and 1,6% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of VimpelCom also did not include an evaluation of the internal control over financial reporting of LLC Unitel and OJSC Armentel.

In our opinion, management’s assessment that VimpelCom maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, VimpelCom maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) as of December 31, 2006 and 2005 and the related consolidated statements of income, shareholders’ equity and accumulated other comprehensive income and cash flows for each of the three years in the period ended December 31, 2006, and our report dated April 4, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLC

Moscow, Russia

April 4, 2007

(d) Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We note that during the year ended December 31, 2005, one of our shareholders exercised its right under Russian law to directly convene an extraordinary general shareholders meeting of our company, or EGM, in order to obtain approval of the acquisition of URS by our company as an interested party transaction. This EGM took place in September 2005 and approved the acquisition. We implemented the decision of the EGM by acquiring URS in November 2005. Furthermore, we note that our board has been unable to approve a budget for 2006 and 2007 for our company by the required 8 of 9 votes primarily due to the disagreement regarding the budget for URS. Until a budget is approved by the board, our company’s management will continue to operate VimpelCom and its subsidiaries without an approved budget. A simple majority of our directors did vote in favor of a proposed budget for each of 2006 and 2007 and management tracks and reports performance against that proposed budget, even though it is not a formally approved budget. For more information regarding these matters, including the corporate approvals required in connection therewith and the risks related thereto, please see the sections of this Annual Report on Form 20-F entitled “Item 10—Additional Information—B. Memorandum and Articles of Association—board of directors,” “Item 4—Information on the Company—Legal Proceedings” and “Item 5—Operating and Financial Review and Prospects,” as well as the risk factors entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We have a limited non-compete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions, which may hinder our company’s ability to expand and/or compete in such regions and may lead to a further deterioration in the relationship between our two strategic shareholders,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our acquisition of URS is being challenged by Telenor and may be challenged by other parties,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—The Telenor Nominees have alleged possible conflicts of interest arising from possible business relationships between the Alfa Group Nominees and the sellers of URS” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—The Telenor Nominees have alleged that our prior disclosure with respect to the URS acquisition and other matters has been, and our current disclosure with respect to the URS acquisition and other matters is, inadequate, and the Telenor Nominees voted against approval of this Annual Report on Form 20-F, our Annual Report on Form 20-F for the year ended December 31, 2005, our U.S. GAAP financial statements for 2005 and 2006 and our U.S. GAAP financial statements for each quarter since the first quarter of 2006.”

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

ITEM 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, which applies to employees, officers and directors of VimpelCom. Our code of ethics is available on our web site at http://www.vimpelcom.com. We will disclose any amendment to the provisions of such code of ethics or any waiver that our board of directors may grant on our web site at the same address.

ITEM 16C. Principal Accountant Fees and Services

Ernst & Young LLC has served as our independent public accountants for each of the fiscal years in the two-year period ended December 31, 2006, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young LLC and its affiliates in 2006 and 2005, respectively.

	Year ended December 31,
	2006		2005
Audit Fees	US$	2,149,000	US$	1,279,000
Audit-Related Fees	US$	157,000	US$	100,000
Tax Fees	US$	0	US$	0
All Other Fees	US$	356,523	US$	89,888

Total	US$	2,662,523	US$	1,468,888

Audit services

Audit services mainly consisted of the audit of the consolidated financial statements as of and for the years ended December 31, 2006 and 2005 and, for the year ended December 31, 2006, services related to rendering an opinion pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

Tax services

No tax services were performed by Ernst & Young LLC during either 2006 or 2005.

Other services

Other services related primarily to advice with respect to our company’s continued implementation of controls and procedures in compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required the company to implement a pre-approval process for all engagements with its independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, the company’s audit commission pre-approves the engagement terms and fees of Ernst & Young LLC for audit and non-audit services, including tax services. The company’s audit commission pre-approved the engagement terms and fees of Ernst & Young LLC for all services performed for the fiscal year ended December 31, 2006.

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

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2006, VC ESOP N.V., an indirect wholly owned subsidiary, repurchased an aggregate of 800,000 of our ADSs, representing 200,000 shares of our common stock, pursuant to a publicly announced share repurchase plan. The plan was announced on April 24, 2006 and the repurchases were completed by May 12, 2006. VC ESOP N.V. repurchased these ADSs at an average price of US$48.17, for a total aggregate consideration of US$38.5 million. The ADSs that VC ESOP N.V. acquired were used for the issuance of stock-based compensation awards.

In addition to this share repurchase plan, our board of directors has authorized VC ESOP N.V. to repurchase up to an additional 1,600,000 ADSs, representing 400,000 shares of our common stock, through December 31, 2008. The ADSs that VC ESOP N.V. will acquire pursuant to a share repurchase plan will be used for the issuance of stock-based compensation awards. As of the date of this Annual Report on Form 20-F, 800,000 ADSs had been repurchased (between May 1, 2007 and May 8, 2007) at an average price of US$101.29, for a total aggregate consideration of approximately US$81.0 million. For more information regarding these share repurchase plans, see “Item 6—Directors, Senior Management and Employees—E. Share Ownership—Share Repurchase Programs.”

The following table sets forth, for each month in 2006 and for the year as a whole, the total number of our ADSs repurchased by VC ESOP N.V. pursuant to the share repurchase plans described above, the average price paid per ADS, the number of ADSs that were purchased as part of the publicly announced share repurchase plans and the maximum number of ADSs that at that date remained eligible for purchases under such plans.

Period	Total Number of ADSs Purchased(a)	Average Price Paid per ADS		Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(b)	Maximum Number (or Approximate Dollar Value) of ADSs that May Yet Be Purchased Under the Plan
January 1-31	—		—	—	—
February 1-29	—		—	—	—
March 1-31	—		—	—	—
April 1-30	160,148	US$	46.53	160,148	639,852
May 1-31	639,852	US$	48.58	800,000	—
June 1-30	—		—	—	—
July 1-31	—		—	—	—
August 1-31	—		—	—	—
September 1-30	—		—	—	—
October 1-31	—		—	—	—
November 1-30	—		—	—	—
December 1-31	—		—	—	—
Total	800,000	US$	48.17	800,000

(a)	All purchases were made pursuant to the publicly announced share repurchase plan described above in open market and privately negotiated transactions effected on the New York Stock Exchange.
(b)	As described in “Item 6--Directors, Senior Management and Employees—E. Share Ownership—Share Purchase Programs,” we publicly announced a repurchase plan on April 24, 2007, pursuant to which we were authorized to repurchase up to 800,000 ADSs, which is equivalent to up to 200,000 shares of our common stock. This repurchase plan expired on May 12, 2007. We also intend to establish a similar repurchase plan in 2008 to facilitate repurchases of up to an additional 800,000 ADSs, which is equivalent to up to 200,000 shares of our common stock, under the 2007-2008 Repurchase Program.

PART III

ITEM 17. Financial Statements

We have responded to Item 18 in lieu of this Item.

ITEM 18. Financial Statements

INDEX TO FINANCIAL STATEMENTS

OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

ITEM 19. Exhibits

List of Exhibits.

Exhibit No.	Description
1.1	Charter of VimpelCom.+††††

1.1.1	Amendment No. 1 to the Charter of VimpelCom, dated March 3, 2004.+##

1.1.2	Amendment No. 2 to the Charter of VimpelCom, dated November 26, 2004.+##

1.1.3	Amendment No. 3 to the Charter of VimpelCom, dated January 12, 2005.+##

1.1.4	Amendment No. 4 to the Charter of VimpelCom, dated May 31, 2005.+###

1.1.5	Amendment No. 5 to the Charter of VimpelCom, dated September 5, 2005.+ ###

1.1.6	Amendment No. 6 to the Charter of VimpelCom, dated April 28, 2006.+ ###

1.1.7	Amendment No. 7 to the Charter of VimpelCom, dated May 31, 2006.+ ###

2.1	Deposit Agreement, dated November 20, 1996, by and among VimpelCom, The Bank of New York, as the depositary, and all owners or beneficial owners of ADSs.*

2.2	Loan Agreement, dated June 10, 2004, by and between VimpelCom and UBS (Luxembourg) S.A.##

2.3	Trust Deed, dated June 16, 2004, by and between UBS (Luxembourg) S.A. and The Bank of New York. ##

2.4	Further Loan Agreement, dated July 8, 2004, by and between VimpelCom and UBS (Luxembourg) S.A. ##

2.5	Supplemental Trust Deed, dated July 14, 2004, by and between UBS (Luxembourg) S.A. and The Bank of New York. ##

2.6	Loan Agreement, dated October 18, 2004, by and between VimpelCom and UBS (Luxembourg) S.A. ##

2.7	Trust Deed, dated October 22, 2004, by and between UBS (Luxembourg) S.A. and The Bank of New York. ##

2.8	Loan Agreement, dated February 8, 2005, by and between VimpelCom and UBS (Luxembourg) S.A. ##

2.9	Trust Deed, dated February 11, 2005, by and between UBS (Luxembourg) S.A. and The Bank of New York. ##

2.10	Deed of Amendment, dated April 21, 2006, between VimpelCom, UBS (Luxembourg) S.A. and The Bank of New York, amending the Loan Agreement and the Further Loan Agreement, dated June 10, 2004 and July 8, 2004, respectively, between VimpelCom and UBS (Luxembourg) S.A. and assigning certain rights, interests and benefits of UBS (Luxembourg) S.A. therein pursuant to the Trust Deed and the Supplemental Trust Deed, dated June 16, 2004 and July 14, 2004, respectively, between UBS (Luxembourg) S.A. and The Bank of New York. ###

Exhibit No.	Description

2.11	Loan Agreement, dated May 12, 2005, by and between VimpelCom and UBS (Luxembourg) S.A. ###

2.12	Trust Deed, dated May 22, 2006, by and between UBS (Luxembourg) S.A. and The Bank of New York. ###

2.13	Summary of Terms of Proposed Ruble Bond Issuance by Limited Liability Company VimpelCom Finance that appeared in the Russian-language Bonds Issuance Prospectus filed with the Federal Commission of the Securities Market of the Russian Federation on April 3, 2003.+§§

4.1	Form of Indemnification Agreement.††††

4.2	Primary Agreement, dated as of May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.§§

4.3	Registration Rights Agreement, dated as of May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.§§

4.3.1	Amendment No. 1 to Registration Rights Agreement, dated August 28, 2003, to Registration Rights Agreement, dated May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.#

4.4	Guarantee Agreement, dated as of May 30, 2001, by and among Telenor ASA, as guarantor, and VimpelCom, VimpelCom-Region and Eco Telecom Limited, as beneficiaries.§

4.5	Guarantee Agreement, dated as of May 30, 2001, by and among CTF Holdings Limited, as limited guarantor, Eco Holdings Limited, as general guarantor, and VimpelCom, VimpelCom-Region and Telenor East Invest AS, as beneficiaries.§§

8.	List of Subsidiaries.^^

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.^^

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.^^

13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.^^

15.1	Letter dated April 6, 2006 from Arve Johansen, Henrik Torgersen and Fridtjof Rusten, addressed to David Haines. ###

15.2	Comments dated May 16, 2006 to the draft Annual Report on Form 20-F for the fiscal year ended December 31, 2005 from Arve Johansen, Henrik Torgersen and Fridtjof Rusten. ###

15.3	Consent of Ernst & Young LLC.^^

15.4	Comments dated April 30, 2007 to the draft Annual Report on Form 20-F for the fiscal year ended December 31, 2006 from Arve Johansen, Henrik Torgersen and Fridtjof Rusten.^^

*	Incorporated by reference to the Registration Statement on Form F-1 (Registration No. 333-5694) of Open Joint Stock Company “Vimpel-Communications.”

**	Incorporated by reference to the Registration Statement on Form F-3 (Registration No. 333-12210) of Open Joint Stock Company “Vimpel-Communications.”

***	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1997 (SEC File No. 1-14522).

****	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1998 (SEC File No. 1-14522).

†	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1999 (SEC File No. 1-14522).

††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2000 (SEC File No. 1-14522).

†††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2001.

††††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2002.

#	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2003.

##	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2004.

###	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2005.

§	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” filed with the Securities and Exchange Commission on May 9, 2001.

§§	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” filed with the Securities and Exchange Commission on June 14, 2001.

^	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” filed with the Securities and Exchange Commission on April 3, 2003.

^^	Filed herewith.

+	English translation.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

By:	/s/ ALEXANDER V. IZOSIMOV
Name:	Alexander V. Izosimov
Title:	Chief Executive Officer

Date: May 11, 2007

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Open Joint Stock Company “Vimpel-Communications”

We have audited the accompanying consolidated balance sheets of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) as of December 31, 2006 and 2005 and the related consolidated statements of income, shareholders’ equity and accumulated other comprehensive income and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of VimpelCom’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Open Joint Stock Company “Vimpel-Communications” at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2006 VimpelCom adopted the provisions of the Financial Accounting Standards Board’s Statement No. 123R, Share-Based Payments.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness over the internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 4, 2007 expressed an unqualified opinion thereon.

April 4, 2007

Moscow, Russia

O PEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
	(In thousands of US dollars, except share amounts)
Assets
Current assets:
Cash and cash equivalents (Note 5)	$344,494	$363,646

Trade accounts receivable, net of allowance for doubtful accounts of US$39,483 in 2006 and US$16,467 in 2005 (Note 15)	311,991	144,197
Inventory	52,368	60,864
Deferred income taxes (Note 14)	115,379	85,968
Input value added tax	140,551	229,415
Other current assets (Note 6)	159,773	77,335

Total current assets	1,124,556	961,425

Property and equipment, net (Note 8)	4,615,675	3,211,112

Telecommunications licenses and allocations of frequencies, net of accumulated amortization of US$319,502 in 2006 and US$175,213 in 2005 (Note 10)	924,809	826,948
Goodwill (Note 10)	775,223	477,495
Other intangible assets, net (Note 10)	257,917	196,356
Software (Note 11)	547,902	538,703
Due from related parties (Note 16)	93	81
Deferred income taxes (Note 14)	76	2,070
Other assets (Note 11)	190,295	92,846

Total assets	$8,436,546	$6,307,036

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$671,532	$544,961

Due to related parties (Note 16)	421	709
Due to employees	44,513	27,654
Accrued liabilities	161,874	71,446
Taxes payable	60,974	81,524
Deferred income taxes (Note 14)	76	644
Customer advances, net of VAT	282,588	279,114
Customer deposits	31,787	30,533
Rouble denominated bonds (Note 12)	—	104,230
Bank loans, current portion (Note 12)	358,211	278,537

Total current liabilities	1,611,976	1,419,352

Deferred income taxes (Note 14)	528,025	371,008
Bank loans, less current portion (Note 12)	1,980,726	1,540,043
Accrued liabilities	115,050	47,458

Contingencies and Uncertainties (Note 20)	—	—

Minority interest	257,859	188,626

Shareholders’ equity (Note 13):
Convertible voting preferred stock (.005 roubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding	—	—
Common stock (.005 roubles nominal value per share), 90,000,000 shares authorized; 51,281,022 shares issued (December 31, 2005: 51,281,022); 50,876,727 shares outstanding (December 31, 2005: 51,027,320)	92	92
Additional paid-in capital	1,382,522	1,370,654
Retained earnings	2,195,713	1,384,224
Accumulated other comprehensive income (Note 2)	423,088	6,536
Treasury stock, at cost, 404,295 shares of common stock (December 31, 2005: 253,702)	(58,505)	(20,957)

Total shareholders’ equity	3,942,910	2,740,549

Total liabilities and shareholders’ equity	$8,436,546	$6,307,036

The accompanying notes are an integral part of these consolidated financial statements.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
	2006	2005	2004
	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues	$4,847,661	$3,175,221	$2,070,720
Sales of handsets and accessories	19,265	30,478	38,711
Other revenues	2,931	5,419	3,571

Total operating revenues	4,869,857	3,211,118	2,113,002

Revenue based tax	(1,879)	—	—

Net operating revenues	4,867,978	3,211,118	2,113,002

Operating expenses:
Service costs	872,388	514,124	327,403
Cost of handsets and accessories	18,344	28,294	30,585
Selling, general and administrative expenses	1,503,615	1,085,807	720,127
Depreciation	874,618	451,152	281,129
Amortization	179,846	142,126	64,072
Impairment of long-lived assets (Note 9)	—	—	7,354
Provision for doubtful accounts	21,848	11,583	8,166

Total operating expenses	3,470,659	2,233,086	1,438,836

Operating income	1,397,319	978,032	674,166

Other income and expenses:
Interest income	15,471	8,658	5,712
Other income	9,768	18,647	7,412
Net foreign exchange gain	24,596	7,041	3,563
Interest expense	(186,404)	(147,448)	(85,663)
Other expenses	(48,612)	(24,500)	(19,565)

Total other income and expenses	(185,181)	(137,602)	(88,541)

Income before income taxes, minority interest and cumulative effect of change in accounting principle	1,212,138	840,430	585,625

Income tax expense (Note 14)	390,663	221,901	155,000
Minority interest in earnings (losses) of subsidiaries, before cumulative effect of change in accounting principle	8,104	3,398	80,229

Income before cumulative effect of change in accounting principle	813,371	615,131	350,396

Cumulative effect of change in accounting principle, net of tax (for the year ended December 31, 2006: US$0) (Note 2)	(1,882)	—	—

Net income	$811,489	$615,131	$350,396

Basic EPS:
Income before cumulative effect of change in accounting principle	$15.98	$12.05	$8.50
Cumulative effect of changes in accounting principle	0.04	—	—

Net income per common share	15.94	12.05	8.50

Weighted average common shares outstanding	50,911	51,066	41,224

Income before cumulative effect of change in accounting principle per ADS equivalent	$3.99	$3.01	$2.13
Cumulative effect of changes in accounting principle	0.01	—	—

Net income per ADS equivalent	3.98	3.01	2.13

Diluted EPS:
Income before cumulative effect of change in accounting principle	$15.97	$12.04	$8.49
Cumulative effect of changes in accounting principle	0.04	—	—

Net income per common share	15.93	12.04	8.49

Weighted average diluted shares (Note 17)	50,947	51,085	41,272

Income before cumulative effect of change in accounting principle per ADS equivalent	$3.99	$3.01	$2.12
Cumulative effect of changes in accounting principle	0.01	—	—

Net income per ADS equivalent	3.98	3.01	2.12

The accompanying notes are an integral part of these consolidated financial statements.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND

ACCUMULATED OTHER COMPREHENSIVE INCOME

Years ended December 31, 2006, 2005 and 2004

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
	Shares	Amount
	(In thousands of US dollars, except shares)
Balances at December 31, 2003	$40,332,201	90	$569,828	$418,697	$2,466	$(3,430)	$987,651
Sale of treasury stock—9,392 shares	—	—	1,355	—	—	188	1,543
Issuance of common stock to Eco Telecom and Telenor under the Merger Agreement dated October 24, 2003	10,948,821	2	794,795	—	—	—	794,797
Comprehensive income:
Foreign currency translation adjustment (Note 2)	—	—	—	—	22,746	—	22,746
Net income	—	—	—	350,396	—	—	350,396

Total accumulated comprehensive income	—	—	—	350,396	22,746	—	373,142

Balances at December 31, 2004	51,281,022	92	1,365,978	769,093	25,212	(3,242)	2,157,133

Sale of treasury stock—33,048 shares	—	—	4,676	—	—	659	5,335
Purchase of treasury stock—135,508 shares	—	—	—	—	—	(18,374)	(18,374)
Comprehensive income:
Foreign currency translation adjustment (Note 2)	—	—	—	—	(18,676)	—	(18,676)
Net income	—	—	—	615,131	—	—	615,131

Total accumulated comprehensive income	—	—	—	615,131	(18,676)	—	596,455

Balances at December 31, 2005	51,281,022	92	1,370,654	1,384,224	6,536	(20,957)	2,740,549

Sale of treasury stock—49,407 shares	—	—	11,868	—	—	987	12,855
Purchase of treasury stock—200,000 shares	—	—	—	—	—	(38,535)	(38,535)
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	110,852	—	110,852
Change in functional currency (Note 2)	—	—	—	—	305,700	—	305,700
Net income	—	—	—	811,489	—	—	811,489

Total accumulated comprehensive income	—	—	—	811,489	416,552	—	1,228,041

Balances at December 31, 2006	$51,281,022	92	$1,382,522	$2,195,713	$423,088	$(58,505)	$3,942,910

The accompanying notes are an integral part of these consolidated financial statements.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2006	2005	2004
	(In thousands of US dollars)
Operating activities
Net income	$811,489	$615,131	$350,396
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	874,618	451,152	281,129
Amortization	179,846	142,126	64,072
Loss from associates	937	—	—
Impairment of long-lived assets	—	—	7,354
Provision for deferred taxes	60,143	4,582	286
Gain on foreign currency translation	(24,596)	(7,041)	(3,563)
Provision for doubtful accounts	21,848	11,583	8,166
Stock-based compensation expense	44,317	6,037	5,682
Minority interest in earnings (losses) of subsidiaries	8,104	3,398	80,229
Other adjustments	—	3,370	—
Changes in operating assets and liabilities:
Trade accounts receivable	(148,321)	(32,734)	(19,507)
Inventory	15,432	(22,010)	(18,646)
Input value added tax	67,337	3,921	(24,559)
Other current assets	(103,349)	(8,428)	(6,941)
Due from related parties	(28)	453	637
Due to related parties	(2,971)	(6,581)	(1,322)
Accounts payable	214,706	53,950	43,183
Customer advances and deposits	(21,236)	37,805	89,852
Deferred revenue	(204)	(679)	(671)
Taxes payable and accrued liabilities	(26,804)	36,883	(51,916)

Net cash provided by operating activities	1,971,268	1,292,918	803,861

Investing activities
Purchases of property and equipment	(1,265,549)	(1,178,470)	(925,133)
Purchases of intangible assets	(31,408)	(16,453)	(18,169)
Proceeds from sale of property and equipment	—	52,578	—
Acquisition of subsidiaries, net of cash	(679,765)	(308,065)	(430,987)
Sale of shares in subsidiaries	—	179,968	—
Purchases of other assets	(310,269)	(320,423)	(142,964)

Net cash used in investing activities	(2,286,991)	(1,590,865)	(1,517,253)

Financing activities
Proceeds from bank and other loans	925,183	864,418	1,064,927
Proceeds from sale of treasury stock	12,855	5,291	1,546
Repayments of bank and other loans	(374,789)	(374,682)	(82,637)
Proceeds from issuance of rouble denominated bonds	—	—	94,214
Repayment of rouble denominated bonds	(110,783)	—	(94,214)
Payments of fees in respect of debt issue	(48,175)	(19,669)	(16,133)
Repayment of capital lease obligations	—	—	(857)
Repayment of equipment financing obligations	(72,874)	(92,077)	(110,744)
Purchase of treasury stocks	(38,535)	(18,374)	—

Net cash provided by financing activities	292,882	364,907	856,102

Effect of exchange rate changes on cash and cash equivalents	3,689	(9,171)	5,536

Net increase (decrease) in cash and cash equivalents	(19,152)	57,789	148,246
Cash and cash equivalents at beginning of year	363,646	305,857	157,611

Cash and cash equivalents at end of year	$344,494	$363,646	$305,857

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Years ended December 31,
	2006	2005	2004
	(In thousands of US dollars)
Supplemental cash flow information
Cash paid during the period:
Income tax	$354,566	$198,610	$177,705
Interest	188,991	140,809	80,490
Non-cash activities:
Equipment acquired under financing agreements	23,458	12,628	14,216
Accounts payable for equipment and license	249,020	367,380	211,378
Accrued debt and equity offering costs	—	5,195	—
Accrued capital contributions costs	—	—	2,082
Purchase of minority interest in VCR	—	—	794,795
Offset of 2009 Tendered Notes	232,766	—	—
Deferred part of Ericsson non-cash discount in Ukraine	14,542	—	—
Acquisitions (Note 4):
Fair value of assets acquired	671,997	273,147	487,781
Difference between the amount paid and the fair value of net assets acquired	268,315	112,281	174,771
Cash paid for the acquisition of subsidiaries	(735,500)	(310,006)	(426,041)

Liabilities assumed	$204,812	$75,442	$236,511

The accompanying notes are an integral part of these consolidated financial statements.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006, 2005 and 2004

(Amounts presented are in thousands of US dollars unless otherwise indicted and except per share (ADS) amounts)

1. Description of Business

Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) was registered in the Russian Federation on September 15, 1992 as a closed joint stock company, re-registered as an open joint stock company on July 28, 1993 and began full-scale commercial operations in June 1994. On November 20, 1996, VimpelCom completed an initial public offering (“IPO”) of its common stock on the New York Stock Exchange through the issuance of American Depositary Shares (“ADS”). Each ADS currently represents one-quarter of one share of VimpelCom’s common stock (Note 13).

As of December 31, 2006, 40.82% of VimpelCom’s outstanding common stock was owned by the holders of the ADSs; 29.91% by Telenor East Invest AS (“Telenor”); 28.33% by Eco Telecom Limited (“Eco Telecom”) and 0.94% by others. As of December 31, 2006, 36.27% of VimpelCom’s voting stock was owned by the holders of the Company’s ADSs; 26.58% by Telenor; 36.31% by Eco Telecom and 0.84% by others. According to Eco Telecom’s public filings as of December 31, 2006, an affiliate of Eco Telecom also owned ADSs representing 3.22% and 2.86% of VimpelCom’s outstanding common stock and voting stock, respectively.

VimpelCom earns revenues by providing wireless telecommunications services and selling wireless handsets and accessories under the trade name “Beeline” in Russia, Kazakhstan, Ukraine, Uzbekistan, and Tajikistan. In line with VimpelCom’s CIS expansion strategy, in July 2006 VimpelCom acquired a 51% interest in OOO Mobitel (“Mobitel”), a Georgian mobile operator, and in November 2006, VimpelCom acquired a 90% interest in CJSC Armenia Telephone Company (“Armentel”), a fixed-line and mobile operator in Armenia.

As of December 31, 2006, VimpelCom operated in the Moscow license area under a license to provide mobile radio telephone services and telecommunications services using the GSM-900/1800 standard. This license expires in April 2008. Besides the Moscow license area, as of December 31, 2006, VimpelCom operated under various GSM-900/1800 licenses covering the Central and Central Black Earth, Volga, North Caucasus, Northwest, Ural, and Siberian regions of the Russian Federation and in certain parts of the Far East region of the Russian Federation.

Additionally, as of December 31, 2006 VimpelCom’s subsidiary, SakhalinTelecomMobile (“STM”) held GSM-1800 licenses in certain parts of the Far East region of Russia (Note 4).

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006, Limited Liability Partnership KaR-Tel (“KaR-Tel”), an indirect subsidiary of VimpelCom, held a GSM-900 license for the entire territory of the Republic of Kazakhstan. Closed Joint Stock Company Ukrainian Radio Systems (“URS”), a wholly—owned indirect subsidiary of VimpelCom, held GSM-900/1800 licenses for the Ukraine. Limited Liability Company “Tacom” (“Tacom”), an indirect subsidiary of VimpelCom, held GSM-900/1800, UMTS, and AMPS licenses that cover the entire territory of Tajikistan. As of December 31, 2006, UNITEL LLC (“Unitel”), an indirect subsidiary of VimpelCom, held a GSM license that covers the entire territory of Uzbekistan. Mobitel held GSM licenses that cover the entire territory of Georgia. Armentel has a license that authorizes GSM-900 and fixed line telecommunications services in the entire territory of Armenia.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

VimpelCom maintains its records and prepares its financial statements in accordance with Russian accounting and tax legislation and accounting principles generally accepted in the United States of America (“US GAAP”). VimpelCom’s foreign subsidiaries maintain their accounting records in accordance with local accounting and tax legislation and US GAAP. The accompanying consolidated financial statements differ from the financial statements issued by the individual companies for statutory purposes. The principal differences relate to: (1) revenue recognition; (2) recognition of interest expense and other operating expenses; (3) valuation and depreciation of property and equipment; (4) foreign currency translation; (5) deferred income taxes; (6) capitalization and amortization of telephone line capacity; (7) valuation allowances for unrecoverable assets; and (8) business combinations, (9) consolidation and accounting for subsidiaries, and (10) stock based compensation.

The accompanying financial statements have been presented in US dollars. Amounts are presented in thousands, except for share and per share amounts or unless otherwise indicated.

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with US GAAP and include VimpelCom and all companies in which VimpelCom directly or indirectly exercises control, which generally means that VimpelCom owns more than 50% of the voting rights in the company. Consolidation is also required when the Company is subject to a majority of the risk of loss or is entitled to receive a majority of the residual returns or both from a variable interest entity’s activities.

All intercompany accounts and transactions within the Company have been eliminated from the consolidated financial statements.

Investments in affiliated companies in which the Company exercises significant influence over the operations and financial policies, but does not control, are reported according to the equity method of accounting. Generally, the Company owns between 20 and 50 percent of such investments.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign Currency Translation

Until June 30, 2006 the functional currency of the substantial majority of VimpelCom’s operations was the US dollar because the majority of revenues, costs, property and equipment purchased, debt and trade liabilities were either priced, incurred, payable or otherwise measured in US dollars.

During the second quarter 2006 VimpelCom announced the introduction of a fixed exchange rate for customers’ payments which are denominated in US Dollars or unit equivalents. The exchange rate was fixed at 28.7 Russian roubles to 1 unit. The change to a fixed exchange rate was effective for prepaid customers from June 1, 2006 and for other customers from July 1, 2006. VimpelCom retains the right to amend the fixed exchange rate at its discretion. While this change was partially implemented during the second quarter of 2006, the primary economic impact from this policy change was realized in the third quarter of 2006. Accordingly, VimpelCom changed its functional currency from US Dollars to Russian roubles beginning July 1, 2006. Pursuant to the provisions of US Statement of Financial Accounting Standards (“SFAS”) No. 52, Foreign Currency Translation, previously issued financial statements should not be restated, and the change in functional currency should be reported prospectively. The impact of the change in functional currency on the financial statements was an increase in the opening translated carrying values of the following non-monetary assets and liabilities as of July 1, 2006:

Property and equipment, net	242,169
Software, net	30,350
Telecommunications licenses and allocations of frequencies, net	21,206
Goodwill	11,856
Other non-current assets	4,862
Other	7,786
Deferred taxes	(12,529)

Total	305,700

This increase in the opening carrying amount of non-monetary assets and liabilities has been reflected in shareholder’s equity as part of other comprehensive income.

VimpelCom has retained the US dollar as its reporting currency. Therefore, the financial statements, after the change of the functional currency date, were translated into the reporting currency in accordance with SFAS No. 52 using the current rate method.

Domestic and certain foreign subsidiaries of VimpelCom have their local currencies as their functional currency, and use the current rate method for translating their financial statements to US dollars.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under SFAS No. 52 the current rate method assumes that assets and liabilities measured in the functional currency are translated into US dollars at exchange rates prevailing on the balance sheet date; whereas revenues, expenses, gains and losses are translated into US dollars at historical exchange rates prevailing on the transaction dates. Translation adjustments resulting from the process of translating financial statements into US dollars are reported in other comprehensive income, a separate component of shareholders’ equity.

Within the countries that VimpelCom operates, official exchange rates are determined daily by the respective counties’ Central Banks. Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the respective counties’ Central Banks.

Local currencies of certain of VimpelCom’s foreign subsidiaries are not fully convertible currencies outside the territories of countries of their operations. The translation of rouble-, tenge-, hryvnia-, and somoni-, som-, dram- and lari-denominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that VimpelCom could realize or settle the reported values of these assets and liabilities in US dollars. Likewise, it does not indicate that VimpelCom could return or distribute the reported US dollar value of capital to its shareholders.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates. Accounting polices such as the valuation of stock based compensation, business combinations, assessing tangible and intangible asset impairments, and revenue recognition include estimates and assumptions that may have a material impact on the financial statements.

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

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventory

Inventory consists of telephone handsets and accessories for resale and is stated at the lower of cost or market. Cost is computed using the average cost method.

Input Value Added Tax

Value Added Tax (“VAT”) related to sales is payable to the tax authorities on an accrual basis based upon invoices issued to customers. VAT incurred on purchases may be offset, subject to certain restrictions, against VAT related to sales, or could be reclaimed in cash from the tax authorities under certain circumstances. VAT related to purchase transactions, which will be offset against VAT related to sales within the following year, is recognized on the balance sheets on a gross basis. As of December 31, 2006, the VAT rate in Russia and Georgia was 18%, in Kazakhstan it was 15%, and in Ukraine, Tajikistan, Uzbekistan, and Armenia it was 20%.

Property and Equipment

Property and equipment is stated at historical cost. Mobile telecommunications equipment, including equipment acquired under capital leases, is depreciated using the straight-line method over its estimated useful life of seven years or the lease term, whichever is shorter. Fixed line telecommunication equipment is depreciated using the straight-line method over its estimated useful life of twenty years. Capitalized leasehold improvement expenses for base station positions is depreciated using the straight-line method over the estimated useful life of seven years, or the lease term, whichever is shorter. Buildings are depreciated using the straight-line method over estimated useful lives of twenty years. Office and measuring equipment, and vehicles and furniture are depreciated using the straight-line method over estimated useful lives ranging from five to ten years.

Repair and maintenance costs are expensed as incurred. Interest costs are capitalized with respect to qualifying construction projects.

Intangible Assets

Intangible assets consist primarily of telecommunication licenses, telephone line capacity, goodwill and other intangible assets. VimpelCom capitalizes payments made to third party suppliers to acquire access to and for use of telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight-line basis over ten years. Telecommunication license are amortized on a straight-line basis within the estimated useful lives determined based on the management estimation of future economic benefits from these licenses. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to ten years.

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

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, VimpelCom continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. In accordance with SFAS No. 142, VimpelCom tests goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include, but are not limited to, a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.

Software Costs

Under the provision of Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, VimpelCom capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and VimpelCom management has authorized further funding of the project which it deems probable will be completed and used to perform the function intended. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software development costs are amortized using the straight-line method over the expected life of the asset.

Long-Lived Assets

VimpelCom accounts for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the second quarter of 2004, certain impairment indicators were present which indicated that the carrying amount of certain assets in Bee-Line Samara may not be recoverable. VimpelCom determined that an impairment of certain assets had in fact occurred and recorded an impairment charge in the accompanying consolidated statement of income (Note 9).

Revenue Recognition

VimpelCom earns service revenues for usage of its cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value added services (“VAS”). Interconnect revenue is generated when the Company receives traffic from the mobile or fixed subscribers of other operators and that traffic terminates on the VimpelCom network. Roaming revenues include revenues from VimpelCom customers who roam outside their selected home coverage area and revenues from other wireless carriers for roaming by their customers on VimpelCom’s network. VAS include short messages (“SMS”), multimedia messages (“MMS”), caller number identification, voice mail, call waiting and data transmission, etc. The cost of content revenue relating to VAS presented net of related costs. VimpelCom charges subscribers a fixed monthly fee for the use of the service, which is recognized as revenue in the respective month.

Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. Prepaid cards, used as a method of cash collection, are accounted for as customer advances for future services. Also VimpelCom uses E-commerce systems, retail offices and agent locations as channels for receiving customer payments. Revenues from equipment sales, such as handsets, are recognized in the period in which the equipment is sold. Revenues are stated net of value-added tax and sales tax charged to customers.

In February 2006, the new regulation of the federal law on telecommunications (the “Law”) was approved; the regulation came into effect on July 1, 2006. The new regulation amends the process for payment of telecommunication services and specifies that payment should be made by the calling subscriber. VimpelCom has changed its tariff plans in accordance with the new regulation.

In accordance with the provisions of the SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, VimpelCom defers upfront telecommunications connection fees. The deferral of revenue is recognized over the estimated average subscriber life, which is generally four years.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Advertising

VimpelCom expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 2006, 2005 and 2004 was US$215,103, US$132,290 and US$66,444, respectively.

Rent

VimpelCom leases office space and the land and premises where telecommunications equipment is installed. There were no non-cancelable operating leases for the periods in excess of one year during either 2006 or 2005. Operating lease agreements for premises where telecommunications equipment is installed typically contain automatic year-by-year renewal provisions which stipulate renewal to the extent that neither party indicates otherwise.

Rent expense under all operating leases and rental contracts in 2006, 2005 and 2004 was US$156,451, US$104,191, and US$60,389, respectively.

Deferred Taxes

VimpelCom computes and records income tax in accordance with SFAS No. 109, Accounting for Income Taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recognized for deferred tax assets when it is considered more likely than not that the asset will not be recovered.

Government Pension Fund

VimpelCom contributes to the state pension funds in the Russian Federation, Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Georgia, and Armenia on behalf of its employees. VimpelCom’s contributions are expensed as incurred. Total contributions for the years ended December 31, 2006, 2005 and 2004 were US$30,360, US$22,408 and US$17,146, respectively.

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

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentration of Credit Risk

Trade accounts receivable consist of amounts due from subscribers for airtime usage and amounts due from dealers and subscribers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service GSM network. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VimpelCom’s credit risk arising from its trade accounts receivable from subscribers is mitigated due to the large number of its subscribers, of which approximately 97% subscribed to a prepaid service as of December 31, 2006 and, accordingly, do not give rise to credit risk. VimpelCom’s credit risk arising from its trade accounts receivable from dealers is mitigated due to the large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers. The Company also has receivables from other local and international operators from interconnect and roaming services provided to their customers.

VimpelCom holds available cash in bank accounts with financial institutions in countries of its operations. To manage credit risk associated with such cash holdings, VimpelCom allocates its available cash to a variety of local banks and local affiliates of international banks within the limits set forth by its treasury policy. Management periodically reviews the credit worthiness of the banks in which it deposits cash.

VAT is recoverable from the tax authorities via offset against VAT payable to the tax authorities on VimpelCom’s revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable within one year.

VimpelCom issues advances to a variety of vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors provide for equipment financing in respect of certain deliveries of equipment (Note 12). VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

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

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of bank loans, equipment financing obligations, and rouble denominated bonds (based on future cash flows discounted at current market rates) were as follows at December 31:

	2006	2005
Rouble denominated bonds	$—	$106,526
Sberegatelny Bank of the Russian Federation (“Sberbank”)—VimpelCom	154,134	183,946
Technoserve—VimpelCom	—	2,639
General DataCom	—	39
UBS (Luxemburg) S. A.	1,514,618	1,132,036
Platina loan to URS	3,482	—

The fair value of bank financing and equipment financing contracts not included in the table above approximates carrying value.

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes the effects of all other non—shareholder changes in net assets.

The following table shows each item of comprehensive income for the years ended December 31:

	2006	2005	2004
Net income	$811,489	$615,131	$350,396
Foreign currency translation adjustment	416,552	(18,676)	22,746

Total comprehensive income	$1,228,041	$596,455	$373,142

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation

Until January 1, 2006 VimpelCom followed the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, for its stock option plan. SFAS No. 123 generally allows companies to either account for stock-based compensation under the fair value method of SFAS No. 123 or under the intrinsic value method of Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees. Accordingly, VimpelCom accounted for its stock-based compensation in accordance with the provisions of APB No. 25 and its related Interpretations and presented pro forma disclosures of results of operations as if the fair value method had been adopted.

As of January 1, 2006 VimpelCom adopted SFAS No. 123 (revised 2004) Share Based Payment (“SFAS No. 123R”), which is a revision of SFAS No. 123 and SFAS No. 95, Statement of Cash Flows. Under SFAS No. 123R companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments.

VimpelCom adopted SFAS No. 123R using the modified prospective method. Prior to the adoption of SFAS No. 123R, VimpelCom accounted for stock options by remeasuring the intrinsic value of the shares at each reporting period and adjusted the related compensation expense and liability for the change in intrinsic value. In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123R.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table illustrates the effect on net income and earnings per share if VimpelCom had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation:

	Years ended December 31,
	2005	2004
Net income, as reported	$615,131	$350,396
Add: Compensation expense in respect of the Amended and Restated Stock Option Plan, as previously reported	6,037	5,682
Deduct: Compensation expense in respect of the Amended and Restated Stock Option Plan determined under fair value based method for all awards	(1,147)	(1,303)

Pro forma net income	$620,021	$354,775

Earnings per share:
Basic—as reported	$12.05	$8.50
Basic—pro forma	12.14	8.61

Diluted—as reported	$12.04	$8.49
Diluted—pro forma	12.14	8.60

The effect of adopting FAS 123R for both the stock option and phantom stock plans was an increase in selling, general and administrative expense of approximately US$6,466 for the year ended December 31, 2006. Additionally, VimpelCom recorded a cumulative effect of a change in accounting principle of US$1,882, representing the difference between the fair value and the intrinsic value of the stock-option and phantom stock plans at January 1, 2006. The total impact of the adoption of SFAS No. 123R for both the stock option and phantom stock plans was a decrease in net income of approximately US$8,348 for the year ended December 31, 2006, equivalent to US$0.16 per common share on both a basic and diluted basis, with no net tax effect.

Derivative Instruments and Hedging Activities

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires companies to recognize all of their derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company has not designated any of its derivative contracts as hedges, therefore all hedging instruments have been recorded at fair value in the accompanying statement of income.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Government Regulations

The Company is subject to governmental regulation of tariffs in its Armenian fixed line business. The Company has the right to seek tariff adjustments at the retail and wholesale level based on costs incurred. Govenmental authorization of tariff adjustments is only necessary for those services for which the Company has exclusive rights. No assets or liabilities have been recorded in the accompanying financial statements to recognize the effects of possible regulatory assets or liabilities, as allowed under SFAS No. 71, Accounting for the Effects of Certain Types of Regulation.

Litigation Accrual

VimpelCom is party to various certain legal and regulatory proceedings in the normal course of business with respect to certain matters. Except as described in Note 20 VimpelCom does not believe that any legal or regulatory proceedings to which it is a party would have a material adverse impact on its business or prospects. VimpelCom evaluates the likelihood of an unfavorable outcome of the legal or regulatory proceedings to which it is a party in accordance with SFAS No. 5, Accounting for Contingencies, and EITF Topic D-86, Issuance of Financial Statements. These judgments are subjective based on the status of the legal or regulatory proceedings, the merits of its defenses and consultation with in-house and external legal counsel. The actual outcomes of these proceedings may differ from the Company’s judgments.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 excludes from the scope income taxes from SFAS No. 5, Accounting for Contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006; however, early adoption is allowed. The Company is going to adopt FIN 48 for the fiscal year 2007. The impact of the implementation of FIN 48 is to be recognized as a change in the opening balance of retained earnings as of January 1, 2007. Management is still assessing the adoption impact of FIN48 on its financial position and results of operations.

In September 2006, the FASB issued FASB statement No. 157 (“SFAS No. 157”), Fair Value Measurements. The standard provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Management does not believe that the impact of adopting SFAS No. 157 will have a material impact on VimpelCom’s results of operations or financial position.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108 (“SAB 108”) Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 eliminates the diversity of practice surrounding how public companies quantify financial statement misstatements. It establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company’s financial statements and the related financial statement disclosures. SAB 108 must be applied to annual financial statements for their first fiscal year ending after November 15, 2006. The adoption of the provisions of SAB 108 did not have a material impact on VimpelCom’s results of operations or financial position.

In February 2007, the FASB issued FASB statement No. 159 (“SFAS No. 159”), The Fair Value Option for Financial Assets or Financial Liabilities. The standard permits entities to choose to measure many financial instruments and certain other items at fair value. The statement is expected to expand the use of fair value measurement. SFAS No. 159 shall be effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007 but earlier adoption is allowed under certain conditions. The impact of adopting SFAS No. 159 is not expected to have a material impact on the results of operations or financial position of the Company.

In June 2006, the Emerging Issues Task Force reached a consensus on EITF Issue No. 06-03 (“EITF No. 06-03”), “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)”. EITF No. 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF No. 06-03 become effective for fiscal years beginning after December 15, 2006. The adoption of EITF No. 06-03 is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. Customer advances were presented net of VAT.

3. Changes in Estimates

In January 2004, VimpelCom changed the estimated useful life of GSM telecommunications equipment from 9.5 to 7 years. The change decreased net income for the fiscal year ended December 31, 2004 by approximately US$31,469 (equivalent to US$0.76 per share of common stock on both a basic and diluted basis). This change occurred due to VimpelCom’s continuing evaluation of its use of various technologies combined with the January 2004 announcement of the plans by the Russian Government to initiate the process of awarding licenses for new mobile communications technologies.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On January 1, 2004, a new federal law on telecommunications (the “Law”) came into effect in Russia. The Law sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. The Law was designed to create new interconnect and federal telephone line capacity pricing regimes in 2004 that should be more transparent and unified, if fairly implemented. In particular, before the Law was introduced, licenses did not provide for clear renewal procedure upon expiration, the telecommunications industry in Russia did not have sufficient experience with the renewal of licenses and prior legislation did not specify any bases for refusal to renew a license. The Law explains the process for renewing a license and also includes a basis for refusal to renew a license. Specifically, article 33 of the Law, “Term of Validity of the License”, states that “the term of validity of a license may be extended at the licensee’s application for the same term for which it was issued, or for a different term which shall not exceed 25 years… An application for the extension of the term of validity of a license shall be filed with the licensing body not later than two months, and not earlier than six months, before the end of the term of validity of the license… An extension of the term of validity of the license may be refused if, on the date of submission of the application, there are violations of the licensing terms which have not been eliminated.” In accordance with the Law the prolongation of license terms can be refused if, as of the date of application, the violations of licensing terms were determined but not eliminated. Based on this provision VimpelCom’s management believes that VimpelCom’s licenses would be prolonged without a significant delay.

As a result of the implementation of the Law, effective January 1, 2005, VimpelCom changed the estimated remaining useful life of GSM telecommunications licenses and allocation of frequencies from the initial expiration dates of the GSM licenses in Russia (held by VimpelCom and its subsidiaries), which varied from August 2006 to November 2012, to December 31, 2012. While under the Law there is no limitation on the number of times a license may be renewed, VimpelCom cannot currently accurately predict related GSM cash flows in Russia beyond that date.

This change in estimate has increased net income for the year ended December 31, 2005 by US$59,725 (equivalent to US$1.17 per share of common stock on both a basic and diluted basis) in comparison to previous amortization periods.

These above changes reflect a comprehensive management analysis, involving future estimated usage of and cash flows from this telecommunications equipment. Such analysis is performed by management on a regular basis. In each of the instances discussed above, the analyses indicated that the respective telecommunications licenses and equipment would not be necessary to generate revenue over a period beyond the revised estimated remaining useful life. Thus, the aforementioned changes were made.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Acquisitions and Dispositions

DTI

In June 2004, VimpelCom acquired 93.52% of the common stock of DTI, a cellular operator in the Far East region, for US$74,071. The primary reason for the acquisition was obtaining frequencies allocated to DTI under its mobile telecommunications license. The acquisition was recorded under the purchase method of accounting. The fair value of identifiable net assets acquired amounted to US$57,908. The excess of the acquisition cost over the fair market value of the identifiable net assets of DTI amounted to US$16,163 and was allocated to the Russian reportable segment and is subject to annual impairment tests. The results of operations of DTI were included in the accompanying consolidated statement of income from the date of acquisition.

On February 24, 2005 and March 28, 2005, VimpelCom increased its share of ownership in DTI to 99.96% and then to 100%, respectively, by acquiring the remaining 6.45% and 0.04% of DTI common stock, which VimpelCom did not previously own, for US$7,975 and US$45, respectively. The step acquisition was recorded under the purchase method of accounting. The fair value of identifiable net assets acquired amounted to US$6,110. The excess of the acquisition cost over the fair market value of the identifiable net assets of DTI amounted to US$1,910, and was assigned to the Russian Federation reportable segment. In April 2006 DTI was merged into VimpelCom.

KaR-Tel

On September 3, 2004, VimpelCom Finance B.V., a wholly owned subsidiary of VimpelCom, acquired 100% of KaR-Tel, the second largest cellular operator in Kazakhstan, through the acquisition of 100% of the issued and outstanding shares of Limnotex Developments Limited (“Limnotex”), a company registered and existing under the laws of the Republic of Cyprus. By acquiring Limnotex, VimpelCom Finance B.V. also obtained control over the following enterprises: Wenthorp Industries, Ltd (100%) and Irington Developments, Ltd. (100%), companies registered and existing under the Laws of the Republic of Seychelles. By acquiring Limnotex, VimpelCom Finance B.V. also obtained control over Closed Joint Stock Company Technical Centre KaR-Tel, a wholly owned subsidiary of KaR-Tel.

The primary reasons for the acquisition were expansion outside of the Russian Federation and obtaining frequencies allocated to KaR-Tel under its mobile telecommunications license. The acquisition was recorded under the purchase method of accounting. The fair value of net assets acquired was US$199,264. The excess of the acquisition cost over the fair market value of the consolidated net assets of Limnotex amounted to US$152,706, was recorded as goodwill and was assigned to the Kazakhstan reportable segment. The consolidated results of operations of Limnotex were included in the accompanying consolidated statement of income from the date of acquisition.

The allocation of net assets acquired as presented above did not include any amounts related to the ultimate resolution of claims disclosed in Note 20, as VimpelCom did not believe that any such amounts are both probable and estimable within the context of SFAS No. 5.

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

In addition, VimpelCom entered into a shareholders agreement with Crowell that, among other things, grants a call option to VimpelCom to reacquire 25.0% minus one share of Limnotex at any time after the closing of the sale and an additional call option to reacquire up to the final remaining 25.0% share in case of a deadlock at a shareholders meeting or a breach by Crowell of any representation, warranty or covenant contained in the shareholders agreement or the share purchase agreement, in each case at a price based upon a prescribed formula.

STM

In July 2005, VimpelCom acquired 84.4% of STM, which holds GSM-1800 and DAMPS licenses for the territory of Sakhalin, and 60% of Limited Liability Company Joint Venture “Sakhalin Telecom Limited” (“ST”), a fixed line alternative operator. VimpelCom purchased 84.4% of the outstanding shares of STM for a total cash purchase price of approximately US$51,162 and 60% of ST for a total cash purchase price of approximately US$5,040. The cost of the acquisitions was US$864. At the date of acquisition, ST owned 5.2% of STM. In September 2005 this interest was purchased by VimpelCom for the amount of US$3,191, which increased VimpelCom’s share in STM to 89.6%.

The primary reason for the acquisition was VimpelCom’s entry to the mobile telephony market of Sakhalin, one of the regions within the Far East super-region where the Company did not have a super-region license to conduct cellular operations. The acquisition was recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of STM amounted to US$33,631. The excess of the acquisition cost over the fair market value of the identifiable net assets of STM amounted to US$21,586, which was recorded as goodwill and assigned to the Russian Federation reportable segment. The results of operations of STM were included in the accompanying consolidated statement of income from the date of acquisition.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

STM (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

As of the Date of Acquisition
Cash and cash equivalents	$6,124
Other current assets	1,818
Property and equipment	6,881
Licenses and allocation of frequencies (7.0 years weighted average remaining useful life)	23,948
Other intangible assets (6.0 years weighted-average remaining useful life)	2,931
Goodwill	21,586
Other non-current assets	759

Total assets acquired	64,047
Current liabilities	(1,922)
Long-term liabilities	(6,908)

Total liabilities assumed	(8,830)

Total investments	$55,217

In September 2005, VimpelCom sold its 60% share in ST to a third party for US$4,968.

URS

On November 10, 2005, VimpelCom acquired 100% of URS, through the acquisition of 100% of the issued and outstanding stock of each of Crayola Properties Limited, Cradel Investments Limited, Wintop Management Limited, Crisden Holdings Limited and Cellcroft Holdings Limited, for a total cash purchase price of approximately US$231,200. The cost related to the acquisition was US$7,737, out of which $4,469 was paid before December 31, 2005.

The primary reason for the acquisition was VimpelCom’s entry into the mobile telephony market of Ukraine, the second largest mobile market in CIS, where the Company did not have a license to conduct cellular operations. The acquisition was recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of URS amounted to US$156,938. The excess of the acquisition cost over the fair market value of the identifiable net assets of URS amounted to US$81,999. This amount was recorded as goodwill, was assigned to the Ukraine reportable segment and is subject to annual impairment tests. The results of operations of URS were included in the accompanying consolidated statement of income from the date of acquisition.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the Company’s estimate of the fair values of the assets acquired and liabilities assumed at the date of acquisition:

As of the Date of Acquisition
Cash and cash equivalents	$625
Other current assets	20,392
Property and equipment	6,478
Licenses and allocation of frequencies (8.0 years weighted average remaining useful life)	135,698
Other intangible assets (7.4 years weighted average remaining useful life)	10,373
Goodwill	81,999
Other non-current assets	44,438

Total assets acquired	300,003
Current liabilities	(27,830)
Long-term liabilities	(33,236)

Total liabilities assumed	(61,066)

Total investments	$238,937

Tacom

On December 29, 2005, VimpelCom (BVI) Limited, a special-purpose entity affiliated with and controlled by VimpelCom, completed the acquisition of 60% of Tacom for a total cash purchase price of approximately US$11,100. A deferred payment of US$900 was payable one year from the purchase date and was made on schedule. The direct costs related to the acquisition were US$334.

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

The primary reason for the acquisition was VimpelCom’s entry to the mobile telephony market of Tajikistan, a developing mobile market in Central Asia where the Company did not have a license to conduct cellular operations. The acquisition was recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of Tacom attributed to VimpelCom amounted to US$3,637. The excess of the acquisition cost over the fair market value of the identifiable net assets of Tacom amounted to US$8,697, which has been recorded as goodwill and was assigned to the Tajikistan reportable. The results of operations of Tacom were included in the accompanying consolidated statement of income from the date of acquisition.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the Company’s estimate of the fair values of the assets acquired and liabilities assumed at the date of acquisition:

As of the Date of Acquisition
Cash and cash equivalents	$21
Other current assets	26
Property and equipment (9.4 years weighted average remaining useful life)	604
Licenses and allocation of frequencies (10.0 years weighted average remaining useful life)	4,011
Goodwill	8,697

Total assets acquired	13,359
Current liabilities	(59)
Long-term liabilities	(966)

Total liabilities assumed	(1,025)

Total investments	$12,334

On December 22, 2006 VimpelCom purchased an additional 20% share in Tacom for $5,000, thus increasing its effective share to 80%. This transaction was treated as a step acquisition. Accordingly, the excess of fair value of acquired net assets over the costs of the additional acquisition was calculated at the time of transaction and allocated as goodwill in the amount of $4,704.

Unitel and Buztel

On January 18, 2006, VimpelCom acquired 100% of the shares of Bakarie Uzbekistan Telecom LLC (“Buztel”) for the purchase price of US$60,000 plus the assumption of approximately US$2,400 in debt. The primary reason for the acquisition of Buztel was that Buztel holds national GSM-900 and -1800 licenses in the Republic of Uzbekistan. On February 9, 2006, VimpelCom acquired 100% of Unitel for the purchase price of US$200,000 plus the assumption of approximately US$7,700 in debt. Direct costs related to both acquisitions were US$974.

The primary reason for the acquisition of Unitel was that Unitel holds national GSM-900 and 1800 licenses. At the time of the acquisition, Unitel served approximately 364,000 subscribers, representing, according to VimpelCom’s estimates, a 31% subscriber market share in Uzbekistan.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The acquisitions were recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of both companies amounted to US$106,913. The excess of the acquisition cost over the fair market value of the identifiable net assets of Unitel and Buztel amounted to US$154,061. This amount was recorded as goodwill, was assigned to the Uzbekistan reportable segment and is subject to annual impairment tests. The results of operations of Unitel and Buztel were included in the accompanying consolidated statement of income from the dates of acquisition.

The following table summarizes the allocation of fair values of the assets acquired and liabilities assumed of the reportable segments at the dates of acquisition:

As of the Dates of Acquisition
Cash and cash equivalents	$8,452
Other current assets	3,279
Property and equipment	52,736
Licenses and allocation of frequencies (12.5 years weighted average remaining useful life)	55,854
Other intangible assets (4.3 years weighted average remaining useful life)	27,286
Goodwill	154,061
Other non-current assets	2,414

Total assets acquired	304,082
Current liabilities	(26,859)
Long-term liabilities	(16,249)

Total liabilities assumed	(43,108)

Allocated Fair Value	$260,974

Buztel was previously owned by an affiliate of Altimo Holding and Investments Limited, also known as Altimo, a leading Moscow-based telecom investment company and member of the Alfa Group of companies, which at the time of the acquisition were reported to have beneficially owned 32.9% of the voting shares of VimpelCom.

On July 24, 2006, Buztel was merged into Unitel. Unitel filed applications for the re-issuance of Buztel’s licenses and related frequencies and permissions to Unitel. Licenses, frequencies and/or permissions were re-issued to Unitel in a timely manner and on the same terms and conditions as the licenses of Buztel.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Mobitel

On July 12, 2006, VimpelCom acquired 51% of the outstanding participatory interests of Georgian cellular operator Mobitel and a call option for the remaining 49% of the outstanding participatory interests of Mobitel. Mobitel holds GSM-1800 cellular licenses that are valid through mid-2013. Mobitel was founded in November 2003 and at the date of acquisition did not conduct any commercial operations. It was considered as a variable interest entity and consolidated under FIN 46R provisions. The total cash purchase price for the 51% interest was US$12,647. Costs related to the acquisition amounted to US$95.

The primary reasons for the acquisition of Mobitel are that Mobitel owns GSM-1800 cellular licenses that are valid through mid-2013 and frequencies covering the entire territory of Georgia. Mobitel also possesses significant numbering capacity.

The following table summarizes the allocation of fair values of the assets acquired and liabilities assumed Mobitel at the dates of acquisition:

As of the Date of Acquisition
Licenses and allocation of frequencies (7 years weighted average remaining useful life)	$26,999

Total assets acquired	26,999
Current liabilities	(157)
Long-term liabilities	(5,096)

Total liabilities assumed	(5,253)

Total Fair Value of Net Assets	21,746

Fair Value of Non-controlling Interest	9,004

Total Accocated Fair Value	$12,742

Armentel

On November 16, 2006, VimpelCom acquired 90% of the issued and outstanding stock of Armentel, for a cash purchase price of approximately US$445,030, out of which US$7,688 was paid on March 28, 2007 as a result of an adjustment in the Armentel’s net debt and working capital. Direct costs related to the acquisition were US$11,610.

The primary reason for the acquisition was VimpelCom’s entry into the mobile and fixed line telephony markets of Armenia. The acquisition was recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of Armentel amounted to US$445,030. The excess of the acquisition cost over the fair market value of the identifiable net assets of Armentel amounted to US$109,550, which was recorded as goodwill and assigned to the Armenia reportable segment. The results of operations of Armentel were included in the accompanying consolidated statement of income from the date of acquisition.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the Company’s estimate of the fair values of the assets acquired and liabilities assumed at the date of acquisition:

As of the Date of Acquisition
Cash and cash equivalents	$42,555
Other current assets	41,299
Property, plant and equipment	270,291
Licenses and allocation of frequencies (4.5 years weighted average remaining useful life)	48,875
Other intangible assets (20 years weighted average remaining useful life)	59,050
Goodwill	109,550
Other non-current assets	28,090

Total assets acquired	599,710
Current liabilities	(90,274)
Long-term liabilities	(52,796)

Total liabilities assumed	(143,070)

Allocated Fair Value	$456,640

The following unaudited pro forma combined results of operations for VimpelCom give effect to the Unitel, Buztel and Armentel business combinations as if they had occurred at the beginning of 2005. The pro forma combined results do not include Mobitel as such results would not materially impact the disclosure provided. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

	Year ended December 31,
Unaudited	2006	2005
Pro forma total operating revenues	$5,087,797	$3,400,171
Pro forma net income	839,967	687,158

Pro forma basic net income per common share	16.50	13.46

Pro forma diluted net income per common share	16.49	13.45

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at December 31:

	2006	2005
US dollars	$182,740	$167,910
Roubles	126,398	190,902
Uzbekistani Som	15,991	—
Armenian Dram	8,106	—
Kazakhstan Tenge	6,614	1,080
Ukrainian Hryivna	714	1,726
EURO and other currencies	3,931	2,028

	$344,494	$363,646

6. Other Current Assets

Other current assets consisted of the following at December 31:

	2006	2005
Advances to suppliers	$66,116	$54,472
Prepaid expenses	9,682	3,186
Derivative instruments (Note 7 )	231	76
Software with a useful life shorter than one year	38,354	14,537
Prepaid taxes	34,711	—
Other	10,679	5,064

	$159,773	$77,335

7. Forward Agreements

As a result of VimpelCom’s change to the Russian rouble as its functional currency as of July 1, 2006 VimpelCom had significant US dollar exposure. VimpelCom in June and July 2006 entered into a series of short-term forward agreements for a total amount of US$570,000 to hedge its short term US dollar denominated obligations. The forward exchange rates in the contracts ranged from 26.79 Rouble / 1 US$ to 26.98 Rouble/ 1 US$ and matured in the year ended December 31, 2006. The change in fair value of these contracts before July 1, 2006 was recognized as non-operating gain/loss and starting from July 1, 2006 due to the functional currency change—as foreign exchange gain/loss. The accompanying financial statements include US$1,920 of other non-operational loss and US$14,336 of foreign exchange loss from recognising these contracts at fair value as of December 31, 2006. In November 2006, VimpelCom entered into additional forward foreign exchange contracts for a total amount of US$736,629 to hedge its US dollar denominated obligations due in 2007. These contracts ranged from 26.6 Rouble / 1 US$ to 26.7 Rouble/ US$.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the fourth quarter of 2006 VimpelCom entered into a short-term cross-currency interest rate swap transaction. The amount of the swap is US$236,111 and 26.64 Russian rubles per 1 USD as well as a 6.37% of interest rate. The amount of the contract will be subject to remeasurement going forward, in conjunction with the change of the exchange rate of the US dollar to the Russian ruble and LIBOR fluctuation. The accompanying financial statements include US$2,184 of other non-operating loss and US$207 of foreign exchange gain from recognizing this contract at fair value as of December 31, 2006.

During the third quarter 2006 KaR-Tel entered into a short-term forward agreement for a total amount of US$110,000 to hedge its US dollar debt. The forward exchange rate in the contract was 122.54 Kazakhstan tenge per 1 USD. The contract was restructured into a swap transaction of US$100,000 on October 8, 2006. A portion of the swap of US$50,000 matured on December 18, 2008 and the remaining portion of US$50,000 matured on December 18, 2010. The amount of the contract will be subject to remeasurement going forward, in conjunction with the change of the exchange rate of the US dollar to the Kazakhstan tenge. The accompanying financial statements include US$1,198 of other non-operating gain and US$86 of foreign exchange gain from recognizing this contract at fair value as of December 31, 2006.

In 2004 and 2005 VimpelCom entered into forward exchange contracts to hedge certain liabilities denominated in foreign currencies. The purpose of VimpelCom’s foreign currency hedging activities is to protect VimpelCom from the risk that the eventual dollar cash outflows from payments in euros to vendors of equipment will be adversely affected by changes in the exchange rates. The net loss of US$4,081, and the net gain US$3,001 related to the change in the fair value of the derivatives was included in net foreign exchange gain in the accompanying consolidated statements of income for the years ended December 31, 2005, and December 31, 2004, respectively.

8. Property and Equipment

Property and equipment, at cost, consisted of the following at December 31:

	2006	2005
Telecommunications equipment	$4,295,048	$2,559,036
Land and buildings	174,705	94,381
Office and measuring equipment	449,303	286,183
Other equipment	203,250	129,795

	5,122,306	3,069,395

Accumulated depreciation	(1,536,910)	(802,069)

Equipment not installed and assets under construction	1,030,279	943,786

	$4,615,675	$3,211,112

VimpelCom capitalized interest in the cost of telecommunications equipment in the amount of US$10,035, US$8,940 and US$7,362 in 2006, 2005 and 2004, respectively.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accumulated depreciation on telecommunications equipment held under capital lease agreements amounted to US$17,510, US$14,606 and US$14,606 at December 31, 2006, 2005 and 2004, respectively. Depreciation expense in respect of telecommunications equipment held under capital lease amounted to US$4,310, US$0, and US$7,479 for the years ended December 31, 2006, 2005 and 2004, respectively, and was included in depreciation expense in the accompanying consolidated statements of income.

9. Impairment Charges

On July 13, 2004, VimpelCom increased its share of ownership in Bee-Line-Samara to 100% by acquiring the remaining 49% of Bee-Line Samara common stock, which VimpelCom did not previously own (Note 4). Before the acquisition, VimpelCom conducted a comprehensive internal review of the long-lived assets at Bee-Line Samara, specifically of its telecommunications AMPS/DAMPS network equipment in the Samara region. This impairment review was based on VimpelCom’s expected usage levels of the AMPS/DAMPS network subsequent to the 100% acquisition.

VimpelCom recorded an impairment charge in 2004 of US$7,354, related to the aforementioned impairment review and assigned it to the Russia reportable segment. This charge represents the excess of the carrying amount of assets over their fair value. Fair value of the assets was determined as the present value of estimated future cash flows expected to result from the use of the assets.

10. Telecommunications Licenses and Allocations of Frequencies, Goodwill and Other Intangible Assets

Telecommunications licenses and allocations of frequencies acquired directly by VimpelCom were initially recorded at cost. Telecommunications licenses and allocations of frequencies acquired in business combinations were initially recorded at their fair value as of the acquisition date.

Goodwill roll-forward for the periods ended December 31, 2006 and 2005 is as follows:

	2006	2005
Opening balance	$477,495	$368,204
Acquisitions (Note 4)	268,315	114,192
Functional currency adjustment	29,413	(4,901)

Closing balance	$775,223	$477,495

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total gross carrying value and accumulated amortization of VimpelCom’s intangible assets by major intangible asset class was as follows:

	Weighted average amortization period, years	December 31, 2006		December 31, 2005
		Cost	Accumulated amortization	Cost	Accumulated amortization
Telephone line capacity	9.6	$190,436	$(106,770)	$186,434	$(82,926)
Customer list	5.4	187,795	(56,228)	99,106	(24,869)
Other intangible assets	5.7	70,944	(28,260)	33,463	(14,852)

Total	7.2	$449,175	$(191,258)	$319,003	$(122,647)

Amortization expense for all VimpelCom’s intangible assets for each of the succeeding five years is expected to be as follows:

2007	$216,278
2008	216,278
2009	195,298
2010	158,379
2011	155,488
Thereafter	241,005

11. Other Assets

Other assets consisted of the following at December 31:

	2006	2005
Software, at cost	$976,572	$694,322
Accumulated depreciation	(428,670)	(155,619)

	547,902	538,703

Prepayments to suppliers for long-lived assets	55,426	39,812
Investments	5,315	1,871
Prepayments for investments in equity	10,140	—
Unamortized debt issue costs	68,268	30,735
Frequencies and permissions	39,836	10,843
Derivative instruments (Note 7)	1,206	—
Other assets	10,104	9,585

	$190,295	$92,846

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Debt Financing

The following table provides a summary of outstanding bank loans, equipment financing indebtedness and capital lease obligations as of:

	December 31, 2006	December 31, 2005
Bank loans, less current portion	$1,980,726	$1,540,043
Long-term portion of equipment financing	83,362	35,905
Long-term portion of capital lease	1,241	751

Total long-term debt	2,065,329	1,576,699

Rouble denominated bonds payable	—	104,230
Bank loans, current portion	358,211	278,537
Short-term portion of equipment financing	63,457	35,787
Short-term portion of capital lease	2,435	2,913

Total short-term debt	$424,103	$421,467

Bank Loans

Bank loans consisted of the following as of December 31:

	2006	2005
UBS (Luxembourg) S.A.	$1,417,234	$1,050,000
Sberbank	152,900	182,300
Svenska Handelsbanken AB	130,268	54,764
Bayerische Hypo- und Vereinsbank AG	57,055	72,004
Citibank/Standard Bank London	236,110	425,000
Citibank/Sumitomo	103,000	—
Citibank Kazakhstan- loan to KaR-Tel	—	34,394
EBRD—loan to KaR-Tel	97,500	—
Citibank N.A.,	51,292	—
Raiffeisenbank Austria—loan to URS	40,000	—
Raiffeisenbank Ukraine—loan to URS	10,000	—
Bayerische Landesbank—loan to URS	40,000	—
Platina—loan to URS	3,500	—
Other loans	78	118

	2,338,937	1,818,580
Less current portion	(358,211)	(278,537)

Total long-term bank loans	$1,980,726	$1,540,043

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2002, Sberbank provided a US dollar denominated credit line of US$70,000 to VimpelCom-Region. VimpelCom-Region had the right to draw down the entire amount before April 1, 2003. VimpelCom-Region has made drawings under the credit line in the total amount of US$70,000. The loan will be repaid in twelve installments, on a quarterly basis, commencing November 27, 2004. The interest rate at the date of signing was 13% per annum and is subject to change by Sberbank. As of December 31, 2006, the interest rate was 8.5% per annum. Pursuant to the merger of VimpelCom-Region into VimpelCom (the “Merger”), which occurred on November 26, 2004, VimpelCom became the obligor under the indebtedness of VimpelCom-Region. As of December 31, 2006, assets pledged as collateral against the loan included promissory notes issued by VimpelCom to its subsidiary, Cellular Company, with a nominal amount of 1,536,000 thousand roubles (US$58,334 at the exchange rate as of December 31, 2006). The principal amount under this credit line, outstanding as of December 31, 2006, comprised US$23,100.

On February 24, 2004, Svenska Handelsbanken AB provided a seven-year; US dollar denominated credit line of US$69,700 to VimpelCom-Region, which was assumed by VimpelCom subsequent to the Merger. The loan is to be repaid in fourteen equal instalments, on a semi-annual basis, commencing not later than November 20, 2004. The loan bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. Under the loan agreement, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. Amortization of debt issuance costs is included in interest expense in the accompanying consolidated financial statements. The principal amount under this credit line, outstanding as of December 31, 2006, comprised US$44,807.

In April 2004, Sberbank provided a five-year, US dollar denominated, secured, non-revolving credit line of US$130,000 to VimpelCom. The loan is to be repaid in eight equal installments, on a quarterly basis, commencing February 27, 2007. The interest rate as of December 31, 2006 was 8.5% per annum and is subject to change by Sberbank upon the occurrence of certain events. In 2004, VimpelCom signed a series of pledge agreements with Sberbank. As of December 31, 2006, assets pledged as collateral against this credit line included VimpelCom’s 100% of shares of RTI Service-Svyaz (“RTI”) and promissory notes issued by VimpelCom to Impuls-KB with a nominal amount of 1,610,000 thousand roubles (US$61,144 at the exchange rate as of December 31, 2006). The carrying amount of net assets of RTI Service-Svyaz was of $12,040 in the accompanying consolidated balance sheet as of December 31, 2006. Under the loan agreement, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. The principal amount under this credit line, outstanding as of December 31, 2006, comprised US$129,800.

On June 16, 2004, the offering of 10% Loan Participation Notes (the “Notes”) issued by, but without recourse to UBS (Luxembourg) S.A., for the sole purpose of funding a US$250,000 loan to VimpelCom was completed. The loan will mature on June 16, 2009. VimpelCom is to pay interest on the loan at the rate of 10% per annum from June 16, 2004, payable semi-annually on June 16 and December 16 of each year.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

On October 22, 2004, the offering of 8.375 % Loan Participation Notes issued by, but without recourse to UBS (Luxembourg) S.A., for the sole purpose of funding a US$300,000 loan to VimpelCom was completed. The loan will mature on October 22, 2011. VimpelCom is to pay cash interest on the loan at the rate of 8.375% per annum from October 22, 2004, payable semi-annually on October 22 and April 22 of each year. The gross issuance costs comprised US$4,031 and were included, net of related accumulated amortization of US$672, in other assets in the accompanying consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying consolidated financial statements.

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

On February 28, 2005, VimpelCom signed a US$425,000 syndicated loan agreement. The transaction was partly underwritten by Citibank, N.A. (Citigroup) and Standard Bank London Limited (Standard Bank) who were also acting as mandated lead arrangers for the financing. The facility is a three-year unsecured loan, with quarterly principal payments beginning one year after the signing date, and bears interest at LIBOR plus 2.5% per annum. Gross issuance costs comprised US$7,990 and were included, net of related accumulated amortization of US$1,655, in other assets in the accompanying condensed consolidated balance sheet. On August 29, 2006, VimpelCom signed an amendment and restatment agreement to the facility agreement dated February 28, 2005 (the “Facility”) arranged by Citibank, N.A. and Standard Bank plc. Pursuant to the amendment and restatement agreement, the interest rate margin under the Facility was reduced from 2.5% to 1% p.a. and certain restrictive covenants were adjusted to be in line with covenants of the syndicated loan facility arranged on November 18, 2005 by Citibank, N.A. and Sumitomo Mitsui Banking Corporation Europe Limited. As of December 31, 2006 there was US$236,110 of principal amount outstanding under the Facility.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On June 30, 2005, VimpelCom signed two unsecured loan agreements in an aggregate amount of US$59,000 with Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB. In accordance with amendments signed on October 20, 2005, the aggregate amount of the loans decreased to US$58,500. The loans have identical terms and bear interest at LIBOR plus 0.35% per annum. The first loan is to be repaid in ten equal installments on a semi-annual basis commencing November 7, 2005, and the second loan is to be repaid in ten equal installments on a semi-annual basis commencing November 18, 2005. As of December 31, 2006, disbursements under these loan agreements have been made in the amount US$58,463. As of December 31, 2006 the principal debt under these loan agreements was US$40,983.

On June 30, 2005, Vostok-Zapad Telecom, a subsidiary of VimpelCom, signed a US$22,525 loan agreement with Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB. In 2006 Vostok-Zapad Telecom was merged into VimpelCom and VimpelCom assumed Vostok-Zapad Telecom’s obligations under this loan facility. In accordance with amendments signed on October 20, 2005, the aggregate amount of the loan decreased to US$21,542. The loan bears interest at LIBOR plus 0.35% per annum. The first tranche borrowed under this loan agreement is to be repaid in ten equal installments on a semi-annual basis commencing November 16, 2005, and the second tranche is to be repaid in ten installments on a semi-annual basis commencing April 18, 2006. As of December 31, 2006, disbursements under this loan agreement have been made in the amount of US$21,542. As of December 31, 2006 the principal debt under this loan agreement was US$16,072.

On November 3, 2005, VimpelCom signed a US$99,705 loan agreement with Svenska Handelsbanken AB. The loan bears interest at LIBOR plus 0.325% per annum. Each tranche borrowed under this loan is to be repaid in fourteen equal installments on a semi-annual basis commencing not later than May 30, 2006. The facility was available for drawing until and including April 30, 2006. As of December 31, 2006, the principal debt under this loan agreement was US$85,461.

On November 18, 2005 VimpelCom signed a US$250,000 syndicated loan agreement. The transaction was arranged by Citibank, N.A. (“Citigroup”) and Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC”), who were also acting as book-runners for the financing. The facility is a three-year unsecured syndicated loan, consisting of a US$147 million revolving loan (Facility A) and a US$103 million amortizing term loan (Facility B). The facility initially bears interest at a rate of LIBOR plus 1.5% p.a. for Facility A and LIBOR plus 1.65% p.a. for Facility B. The interest rate adjusts based on the Company’s credit ratings. As of December 31, 2006, the principal debt under this loan agreement was US$103,000.

On December 16, 2005, KaR-Tel signed a US$100,000 loan agreement with the European Bank of Reconstruction and Development (the “EBRD”). The EBRD granted US$50,000 from its own sources and another US$50,000 was granted by participation with a group of banks: Citigroup, Bayerische Hypo- Und Vereinsbank, Raffeisen Zentralbank Osterreich and Nordea Bank AB. The interest rate is LIBOR plus 3.9% for the tranche from the EBRD and LIBOR plus 3.5% for the tranche from the participant banks. VimpelCom provided a parent guarantee for up to US$20,000. As of December 31, 2006, the principal debt under this loan agreement was US$97,500.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On May 11, 2006, VimpelCom entered into a revolving loan agreement with ZAO “Raiffeisenbank Austria” for an aggregate principal amount of US$40,000. The loan may be drawn in either U.S. dollars or Russian roubles. The loan bears interest at a rate of one-month LIBOR plus 1.0% for indebtedness denominated in U.S. dollars and one-month MOSPRIME (Moscow indicative independent interbank offered rate) plus 1.0% for indebtedness denominated in Russian roubles. The facility will mature on May 11, 2007. As of December 31, 2006, there were no drawings under this loan agreement.

On May 22, 2006, UBS (Luxembourg) S.A. completed an offering of US$600,000 8.25% loan participation notes due 2016 (the “2016 Notes”) for the sole purpose of funding a US$600,000 loan (the “2016 Loan”) to VimpelCom. The 2016 Notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS (Luxembourg) S.A. The 2016 Loan and the 2016 Notes will mature in May 2016. Interest on the 2016 Loan and the 2016 Notes is payable semi-annually at a rate of 8.25% per annum. US$367,234 principal amount of the 2016 Notes was issued in a concurrent offer (the “Concurrent Offer”) for cash consideration and US$232,766 principal amount of the 2016 Notes was issued in an exchange offer (the “Exchange Offer”) in exchange for an equal principal amount of validly tendered and accepted 10.0% loan participation notes due 2009 (the “2009 Notes”) issued in June and July 2004. As a consequence of the Exchange Offer, the obligation of UBS (Luxembourg) S.A. to advance the remaining US$232,766 principal under the 2016 Loan was offset against the tendered 2009 Notes, thereby reducing the outstanding principal amount due under the 2009 Loan from US$450,000 to US$217,234. Deferred financing costs relating to the 2016 Notes offering (which includes gross issuance cost and the call premium connected with the Exchange Offer) comprised US$28,421 and will be amortized over 10 years.

On July 26, 2006, URS signed a US$3,500 loan agreement with CB “Platina”. The loan bears interest at annual rate of 7.8% As of December 31, 2006, the principal debt under this loan agreement was US$3,500.

On August 31, 2006, Sberbank provided VimpelCom with a three-year Russian rouble denominated non-revolving credit line in the amount of 6,000 million Russian roubles (US$227,867 at the exchange rate as of December 31, 2006). VimpelCom has the right to draw down the entire amount before February 28, 2007. The credit line bears interest at a rate of 8.5% p.a., which may be changed unilaterally by Sberbank upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. As of December 31, 2006, assets pledged as collateral against this loan from Sberbank to VimpelCom included promissory notes issued by VimpelCom to its subsidiaries RTI Service-Svyaz and Impuls-KB with a nominal amount of 2,930 million Russian roubles and 900 Russian million roubles (US$111,275 and US$34,180 at the exchange rate as of December 31, 2006), respectively. As of December 31, 2006, there were no drawings under this loan agreement.

On October 19, 2006 URS signed a US$40,000 loan agreement with Raiffeisen Zentralbank Österreich Aktiengesellschaft. The facility bears interest at a rate of LIBOR plus 1.25% p.a. and is fully guaranteed by VimpelCom. As of December 31, 2006 the principal debt under this loan agreement was US$40,000 under this facility.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On November 1, 2006, VimpelCom signed a six-year US$99,350 loan agreement arranged by Citibank, N.A., London and insured by Euler Hermes Kreditversicherungs AG (“ECA”). Pursuant to this agreement, the ECA premium is US$4,526. The loan bears interest at LIBOR plus 0.1% per annum. The first tranche borrowed under this loan is to be repaid in twelve equal installments on a semi-annual basis commencing on November 21, 2006. The second tranche borrowed under this loan is to be repaid in twelve equal installments on a semi-annual basis commencing not later than May 6, 2007. As of December 31, 2006 the principal amount of debt under this loan agreement was US$51,292.

On November 9, 2006, URS signed a US$20,000 loan agreement with Raiffeisenbak Ukraine. The facility bears interest at a rate of LIBOR plus 3.0% p.a. and is fully guaranteed by VimpelCom. As of December 31, 2006, the principal amount of debt under this loan agreement was US$10,000.

On December 12, 2006 URS signed a US$40,000 loan agreement with Bayerische Landesbank. The facility bears interest at a rate of LIBOR plus 1.0% p.a. and is fully guaranteed by VimpelCom. As of December 31, 2006 principal amount of debt outstanding under this facility was US$40,000.

Rouble Denominated Bonds

On May 20, 2003, VimpelCom-Region issued rouble denominated bonds through VimpelCom Finance, now a subsidiary of VimpelCom, after the Merger, in an aggregate principal amount of 3,000,000 thousand Russian roubles. The bonds were due on May 16, 2006, and bondholders had a put option exercisable between May 7 and May 18, 2004, at 100% of nominal value plus accrued interest. Interests were to be paid semi-annually. The annual interest rate for the first two interest payments was 8.8%. On May 7, 2004, VimpelCom Finance announced that the interest rate for subsequent interest payments would be 9.9%. On May 16, 2006, VimpelCom Finance fully repaid the rouble denominated bonds.

Equipment Financing Obligations

VimpelCom has entered into agreements with different vendors for the purchase and installation of mobile telecommunications GSM network equipment. In order to finance the transactions, VimpelCom entered into deferred payment agreements. The following table provides a summary of VimpelCom’s material outstanding equipment financing indebtedness, including bank loans obtained for the purposes of financing equipment purchases. Pursuant to the Merger, VimpelCom became the obligor under the indebtedness.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Borrower	Vendor	Interest rate	Outstanding debt as of December 31,		Maturity date	Security
			2006	2005
KaR-Tel	Bank Turan Alem	Six-month EURIBOR plus 4.1%, from six-month LIBOR plus 4.1% to six-month LIBOR plus 5.1%	$8,843	$14,126	Various dates through 2009	Network equipment $13,905 and cash $ 3,000

KaR-Tel	Alcatel	Six-month EURIBOR	7,054	12,686	Semiannually, October 1, 2006 - January 1, 2008	Network equipment

KaR-Tel	Citibank International Plc	6 month LIBOR +0.25%	21,829	26,883	Semiannually, January 24, 2007 - July 24, 2010	VimpelCom guarantee

KaR-Tel	HVB	6 month LIBOR +0.4%	31,335	0	Semiannually, final - April 5, 2011	ATF Bank guarantee

Unitel	Huawei	8.0%	18,608	0	Various dates through 2008	Network equipment

Tacom	Huawei	8.0%	3,143	0	Various dates through 2008	Network equipment

URS	Marganetskiy GOK	0%	0	15,172	Various dates through 2006	None

URS	Huawei	7%	5,648	0	Various dates through 2008	None

Armentel	Intracom SA	from three-month EURIBOR plus 1.5% to twelve-month EURIBOR plus 1.5%, twelve-month LIBOR plus 1.5%	27,581	0	Various dates through 2011	None

Armentel	BNP Paribas	Six-month EURIBOR+0.9%	15,004	0	Various dates through 2010	None

Armentel	Siemens A.E	Three-month EURIBOR +1.5%	2,605	0	Various dates through 2012	None

Other			5,169	2,825

Total equipment financing			$146,819	$71,692

Less current portion			(63,457)	(35,787)

Long-term equipment financing			$83,362	$35,905

Kar-Tel and Alcatel Sel AG signed the deferred payment agreements (the “DPAs”) in April 2006 related to deliveries under their equipment financing arrangements (the “Arrangements”). The DPAs provide for the deferral of payment of the total amount of EURO16,002 in respect of the deliveries of equipment under the Arrangements for mobile telecommunications network equipment. The liability accrues interest at the EURO six-month EURIBOR rate. Interest is to be repaid on the same dates in the full amount accrued as of the respective date. On March 24, 2005, Kar-Tel and Alcatel Sel AG signed an amendment to the deferred payment agreement. VimpelCom irrevocably, fully and unconditionally guaranteed Kar-Tel’s obligations under equipment financing agreements with Alcatel for the total amount of EURO13,400. As of December 31, 2006, the outstanding indebtedness under this agreement including the accrued interest was US$7,054.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2005 Unitel entered into several deferred payment agreements with Huawei for the purchase of the telecommunications equipment for the amount of up to US$36,420. This indebtedness is secured by the equipment acquired from Huawey and is due on various dates through 2008. As of December 31, 2006 the outstanding indebtedness under these agreements including the accrued interest was US$18,608.

Short-term equipment financing from Marganetskiy GOK to URS as of the end of 2005 comprised US$15,172 and was fully repaid on April 28, 2006.

In April, 2006 Tacom entered into a vendor financing arrangement with Huawei for the purchase of the GSM equipment. This indebtedness is secured by the equipment acquired from Huawey. This agreement bears an interest rate of 8%. As of December 31, 2006 the outstanding indebtedness under this agreement including the accrued interest was US$3,143.

On June 30, 2006 URS and Huawei signed an agreement for delivery of GSM equipment with a total contract value of US$16,819. The liability under the agreement accrued interest at a rate of 7% per annum. As of December 31, 2006 the outstanding indebtedness under this agreement was US$5,648.

On September 6, 2005, KaR-Tel signed a US$30,000 Facility Agreement with Citibank Int. plc under an English Credit Guarantee Department (ECGD) guarantee. The purpose of the loan is refinancing of telecommunications equipment delivered from Motorola. The interest rate is 6-month LIBOR plus 0.25% p.a. The loan is repayable in equal semi-annual installments beginning on a date determined by ECGD, with the final maturity date being January 24, 2010 with respect to certain tranches of the loan and July 24, 2010 with respect to the remaining tranches of the loan. VimpelCom provided a parent guarantee for up to US$30,000. As of December 31, 2006 the outstanding debt was US$21,829 under this loan.

On November 16, 2006, when VimpelCom completed the acquisition of Armentel (Note 4), Armentel had the vendor financing agreements with Intracom SA. These loans were used for purchasing telecommunications equipment and developing their network.

The loan for the total amount of US$32,000, denominated in USD, signed on August 7, 1999 and has a final maturity in 2008, and bears an interest rate equal to twelve month LIBOR plus a margin of 1.5%. The balance as at December 31, 2006 is US$3,703 which will be fully repaid by June 2008.

The loan for the total amount of EUR48,726, denominated in EUR, signed on July 1, 2002 and has a final maturity in 2012, and bears an interest rate equal to twelve month EURIBOR plus a margin of 1.5%. The balance as at December 31, 2006 is $16,613 that will be fully repaid by June 2012.

Three loans, for the total amount of EUR6,905, signed on October 20, 2005, March 23, 2006 and April 14, 2006 and have a final maturity in 2008, 2011 and 2009 respectively, and bear interest rates equal to three and six month EURIBOR plus a margin of 1.5%. The cumulative balances, including accrued interest, as at December 31, 2006 are amounted to US$7,265.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ArmenTel entered into vendor financing agreement with BNP Paribas on March 21, 2006 for financing the telecommunication equipment supply agreement with Siemens Belgium. The loan, denominated in EUR has a final maturity in 2012, and bears an interest rate equal to six month EURIBOR plus a margin of 0.9%. The outstanding balance as at December 31, 2006 was US$15,004.

ArmenTel signed an agreement with Siemens AE for supply of telecommunication equipment and services on March 30, 2006. The loan for the total amount of EUR9,202 has a final maturity in 2012, and bears an interest rate equal to three month EURIBOR plus a margin of 1.5%. The outstanding balance as at December 31, 2006 was US$2,605.

On December 28, 2006 KaR-Tel borrowed a USD $31,320 under a loan agreement with the Bayerische Hypo- und Vereinsbank AG (HVB). The interest rate is LIBOR plus 0.4%. The maturity date of the loan is May 4, 2011. The facility is guaranteed by HERMES export credit agency. The loan was provided with a guarantee from ATF Bank amounting to US$20,000. The outstanding balance including the accrued interest as at December 31, 2006 was US$31,335.

As of December 31, 2006 KaR-Tel had obligations under a US dollar credit agreement provided by Bank TuranAlem. The credit facility was opened before KaR-Tel was acquired by VimpelCom Finance B.V. (Note 4). The given credit line can be used in the form of money or other financial instruments (letters of guarantee, guarantees, letters of credit, etc) with a credit limit of EURO 23,270. As of December 31, 2006, KaR-Tel has drawn US$7,588 and EURO 5,516, with various interest rates applicable to each loan, ranging from 5.87% up to 8.59%. Repayment of the principal amount is due on September 1, 2006 and December 31, 2009, respectively. Certain telecommunications equipment of KaR-Tel, with a net carrying amount of US$13,905 and cash of US$3,000 were pledged as collateral for the loans as at December 31, 2006. The loan agreement also states that KaR-Tel is required to maintain an obligatory cash balance of US$150 at Bank TuranAlem. As of December 31, 2006 the outstanding debt was US$8,843 under this loan.

Future payments under bank loans, equipment financing, capital lease obligations and vendor credit facilities are as follows:

2007	$424,103
2008	326,850
2009	397,063
2010	385,249
2011	336,900
Thereafter	619,267

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Shareholders’ Equity

In 1996, VimpelCom issued 6,426,600 shares of preferred stock. As of December 31, 2006, all of the shares of preferred stock were owned by Eco Telecom. Each share of preferred stock entitles its holder to (i) one vote, (ii) to receive a fixed dividend of .001 rouble per share per year and (iii) to receive a fixed liquidation value of .005 rouble per share in the event of VimpelCom’s liquidation, to the extent there are sufficient funds available. As of December 31, 2006, the official exchange rate was 26.33 rubles per 1 US dollar. Each share of preferred stock is convertible into one share of common stock at any time after June 30, 2016 at the election of the holder upon payment to VimpelCom of a conversion premium equal to 100% of the market value of one share of common stock at the time of conversion.

Under an agreement dated December 1, 1998, prior to the occurrence of certain transactions, VimpelCom had the right to purchase from Telenor a part of the shares previously issued to Telenor. The number of shares that could be purchased was limited by a condition that Telenor’s share in VimpelCom’s total outstanding voting capital stock should not become less than 25% plus one share after the call option is exercised. In December 2000, VimpelCom purchased 250,000 shares of common stock for US$4,993 from Telenor under its call option and transferred these shares to VC ESOP N.V., a consolidated subsidiary of VimpelCom, to support grants under VimpelCom’s stock option plan (Note 13).

On April 22, 2005, VimpelCom’s Board of Directors (the “Board”) approved Amendment No. 1 to the Amended and Restated Stock Option Plan (the “Plan”) in order to increase the maximum aggregate number of shares authorized under the plan from 250,000 to 450,000 and to extend the expiration date of the Plan from December 31, 2006 to December 31, 2015. In June 2005, VimpelCom purchased 135,508 shares of its common stock for US$18,374 in open market transactions and then transferred these shares to VC ESOP N.V. VimpelCom utilized the purchased shares for the issuance of stock based compensation awards under the Plan. On April 7, 2006, the Board of Directors approved Amendment No. 2 to the Plan in order to increase the maximum aggregate number of shares authorized under the Plan from 450,000 to 650,000. In April and May 2006, VC ESOP N.V. purchased 200,000 shares of VimpelCom’s common stock for US$38,535 in open market transactions, the purchased shares were utilized for the issuance of stock based compensation awards under the Plan. On May 24, 2006, the Board of Directors approved Amendment No. 3 to the Plan making certain amendments to the method of exercise under the Plan. On December 14, 2006, the Board approved Amendment No. 4 to the Plan in order to increase the maximum aggregate number of shares authorized under the Plan from 650,000 to 1,050,000 and repurchase of 400,000 shares. As of December 31, 2006, no additional shares had been purchased by VC ESOP N.V. in connection with Amendment No. 4.

The shares held by VC ESOP N.V. (376,543 shares and 225,950 shares as of December 31, 2006 and 2005, respectively) were treated as treasury shares in the accompanying consolidated financial statements.

As of December 31, 2005, 27,752 shares (111,008 ADSs) of VimpelCom’s common stock issued on July 28, 2000 were held by VC Limited, a consolidated affiliate of VimpelCom. These shares were treated as treasury shares in the accompanying consolidated financial statements. On March 7, 2006 shares were transferred by VC Limited to VC ESOP N.V.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Since the Company listed on the New York Stock Exchange in 1996, VimpelCom’s price per ADS has risen from US$9.67 to over US$90.0, on a split adjusted basis. In order to bring the ADS price more into line with other ADSs, the Company changed the ratio from four ADSs for three common shares to four ADSs for one common share effective November 22, 2004. To implement the ratio change, VimpelCom ADS holders as of record date at the close of business on November 19, 2004 received two additional ADSs for every ADS held. There were no changes to VimpelCom’s underlying common shares. All ADS amounts for all years disclosed in the notes to consolidated financial statements have been adjusted to reflect this new allocation.

On November 26, 2004 VimpelCom issued 7,300,680 and 3,648,141 new shares to Eco Telecom and Telenor, respectively in exchange for a 44.69% stake in VimpelCom-Region that was owned by Eco Telecom and by Telenor. VimpelCom’s additional paid-in capital was increased by US$794,795 for the difference between nominal value per share and fair market value of the new common stock issued.

Each outstanding share of VimpelCom’s common stock entitles its holder to participate in shareholders meetings, to receive dividends in such amounts as have been validly approved by shareholders, and in the event of VimpelCom’s liquidation, to receive part of VimpelCom’s assets to the extent there are sufficient funds available.

In accordance with Russian legislation, VimpelCom can distribute all profits as dividends or invest them into the operations. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements, not out of amounts previously transferred to reserves. In accordance with Russian tax legislation, dividends are subject to a withholding tax of up to 30% when payable. Transfers to reserves have been insignificant through December 31, 2006. As of December 31, 2006, VimpelCom’s retained earnings distributable under Russian legislation were US$2,991,516 at the official year-end exchange rate.

14. Income Taxes

The provision for income taxes varies from the amount computed by applying the statutory rate (24%) to income before taxes due to certain tax benefits allowed under applicable tax legislation, the non-deductibility of certain expenses and income (loss) being generated in jurisdictions having different tax rates (Kazakhstan—30%, Ukraine and Tajikistan—25%, Armenia and Georgia—20%, in Uzbekistan there is a complex income tax regime, that results in an effective rate of approximately 19%). Income tax benefits relate primarily to accumulated tax losses, which may be carried forward for use against future taxable income. Non-deductible expenses consist primarily of legal, consulting, representational and other expenses in excess of allowable limits.

Income tax expense consisted of the following for the years ended December 31:

	2006	2005	2004
Current income taxes	$330,520	$217,319	$154,714
Deferred taxes	60,143	4,582	286

	$390,663	$221,901	$155,000

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation between the income tax expense reported in the accompanying consolidated financial statements and income before taxes multiplied by the Russian Federation statutory tax rate of 24% for the years ended December 31 is as follows:

	2006	2005	2004
Income tax expense computed on income before taxes at Russian statutory tax rate	$290,913	$201,703	$140,550
Effect of differing tax rates in different jurisdictions	1,120	(387)	88
Effect of difference in foreign exchange gain/loss recognition	25,197	(11,332)	—
Effect of non-deductible expenses	42,246	27,653	11,874
Effect of refiling prior period tax return	(4,025)	9,586	—
Change in valuation reserve	8,681	—	—
Effect of tax claims	26,531	(5,322)	2,488

Income tax expense reported in accompanying consolidated financial statements	$390,663	$221,901	$155,000

The deferred tax balances were calculated by applying the presently enacted statutory tax rate applicable to the period in which the temporary differences between the carrying amounts and tax base of assets and liabilities are expected to reverse. The amounts reported in the accompanying consolidated financial statements at December 31 consisted of the following:

	2006	2005
Deferred tax assets:
Accrued operating and interest expenses	$31,382	$28,211
Bad debts	881	—
Derivatives	3,059	—
Loss carry-forward	8,681	—
Deferred revenue	97,887	75,681

	141,890	103,892
Valuation allowance	(17,436)	(8,754)

	124,454	95,138
Deferred tax liabilities:
Bad debts	1,632	2,011
Property and equipment	223,068	92,177
Licenses and allocation of frequencies	221,916	222,735
Other intangible assets	48,795	25,860
Other non-current assets	37,270	33,067
Accounts payable	4,057	2,902
Derivatives	362	—

	537,100	378,752

Net deferred tax liabilities	412,646	283,614
Add current deferred tax assets	115,379	85,968
Add non-current deferred tax assets	76	2,070
Less current deferred tax liability	(76)	(644)

Total long-term net deferred tax liability	$528,025	$371,008

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2006 and 2005, VimpelCom completed a series of significant acquisitions which resulted in the recognition of the fair values of assets and liabilities as of the dates of acquisition (Note 4). The purchase price allocation conducted by the Company resulted in a significant increase in the deferred tax liabilities associated with property and equipment, licenses and other intangible assets.

Loss carryforwards pertain to URS and expire in 2007 according to the current Ukrainian tax legislation.

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

15. Valuation and Qualifying Accounts

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2006, 2005 and 2004:

Balance as of December 31, 2003	$7,958
Provision for bad debts	9,636
Accounts receivable written off	(4,710)

Balance as of December 31, 2004	12,884
Provision for bad debts	13,668
Accounts receivable written off	(10,085)

Balance as of December 31, 2005	16,467
Provision for bad debts	25,781
Accounts receivable written off	(2,765)

Balance as of December 31, 2006	$39,483

The provision for bad debts included in the accompanying consolidated statements of income is net of related value-added taxes of US$3,933, US$2,085 and US$1,470 for the years ended December 31, 2006, 2005 and 2004 respectively.

16. Related Party Transactions

Transactions between VimpelCom and its related parties, except for the transactions described below, consist primarily of services from the related parties and loans to them, which are not material to the financial results of VimpelCom.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Balances due from related parties consisted of the following as of December 31:

	2006	2005
CSI Loyalty Partners Limited	$93	$—
Firma Kurier	—	81

	$93	$81

Balances due to related parties consisted of the following as of December 31:

	2006	2005
Telenor Russia AS	$—	$709
CSI Loyalty Partners Limited	421	—

	$421	$709

On October 1, 2003, VimpelCom and Telenor Russia AS signed a General Services Agreement (the “2003 General Services Agreement”). In February 2006, the Board approved a General Agreement with Telenor Russia AS for provision of personnel and a General Services Agreement with Telenor Russia AS, both of which were effective starting from September 1, 2005 in replacement of the 2003 General Services Agreement. Total expense under the General Services Agreement included in selling, general and administrative expenses in the accompanying consolidated statements of income for the years ended December 31, 2006, 2005 and 2004 amounted to US$1,293, US$2,625 and US$3,500, respectively. As of December 31, 2006 and 2005, the liability to Telenor Russia as amounted to nil and US$709 respectively.

In October, 2006, a new General Services Agreement with Altimo for provision of services came into effect. Total expense under this new General Services Agreement included in selling, general and administrative expenses in the accompanying consolidated statements of income for the year ended December 31, 2006, amounted to US$384.

On November 10, 2005, VimpelCom acquired 100% of the issued and outstanding stock of each of Crayola Properties Limited, Cradel Investments Limited, Wintop Management Limited, Crisden Holdings Limited and Cellcroft Holdings Limited, which together owned a 100% interest in URS (Note 4), for a total cash purchase price of approximately US$231,200. VimpelCom also assumed approximately US$22,800 in URS debt. At the time of the acquisition, one of the members of Company’s Board was on the board of directors of one of the sellers, Karino Trading Limited.

On January 18, 2006, VimpelCom acquired 100% of the interest of Freevale Enterprises BVI, which owned a 100% interest in Buztel (Note 4). Freevale Enterprises BVI was previously owned by an affiliate of Eco Telecom Limited, which at the time of the Buztel acquisition was reported to have beneficially owned 32.9% of the voting shares of VimpelCom.

KaR-Tel made payments to companies controlled by a minority interest shareholder in one of VimpelCom’s subsidiaries in 2006 that totaled US$11,501 for services rendered in relation to certain acquisitions and IT and network development.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Earnings per Share

Net income per common share for all periods presented has been determined in accordance with SFAS No. 128, Earnings per Share, by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income per share of common stock has been adjusted by a factor of four to determine net income per ADS equivalent as each ADS is equivalent to one-quarter of one share of common stock.

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,
	2006	2005	2004
	(In thousands of US dollars, except per share amounts)
Numerator:
Net income before cumulative effect of change in accounting principle	$813,371	$615,131	$350,396

Denominator:
Denominator for basic earnings per share—weighted average shares	50,911	51,066	41,224
Effect of dilutive securities:
Employee stock options	36	19	48

Denominator for diluted earnings per share—assumed conversions	$50,947	$51,085	$41,272

Basic net income per common share	$15.98	$12.05	$8.50

Diluted net income per common share	$15.97	$12.04	$8.49

18. Segment Information

Management has decided to organize the enterprise based on geographical areas. Management analyses the reportable segments separately because of different economic environments and stages of development of markets of wireless telecommunications services in different geographical areas, requiring different investment and marketing strategies.

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires companies to provide certain information about their operating segments. In the first quarter of 2005 VimpelCom had two reportable segments: the Russian Federation and Kazakhstan. As of December 31, 2005, two new reportable segments, Ukraine and Tajikistan, were identified due to the acquisitions of URS and Tacom, respectively. As of December 31, 2006, three additional reportable segments, Uzbekistan, Georgia, and Armenia, were identified due to the acquisitions of Buztel and Unitel in Uzbekistan, Mobitel in Georgia, and Armentel in Armenia (Note 4). The segment data for acquired operations are reflected herein from the date of their acquisition.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Board and management utilize more than one measurement and multiple views of data to measure segment performance. However, the dominant measurements are consistent with VimpelCom’s consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments primarily based on revenue, operating income, income before income taxes and net income along with cash flows and overall economic returns. Intersegment revenues are eliminated in consolidation. Intersegment revenues may be accounted for at amounts different from sales to unaffiliated companies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, as discussed in Note 2.

Financial information by reportable segment for the years ended December 31, 2006, 2005 and 2004 is presented in the following tables.

Year ended December 31, 2006:

	Russia	Kazakhstan	Ukraine	Tajikistan	Uzbekistan	Georgia	Armenia	Total
Total net operating revenues from external customers	$4,400,296	$350,043	$33,726	$1,182	$55,358	$—	$27,373	$4,867,978
Total intersegment revenues	1,509	1,810	1,500	22	240	—	—	5,081
Depreciation and amortization	900,292	92,950	27,033	998	20,220	1,895	11,076	1,054,464
Operating income	1,403,247	47,630	(61,723)	(3,445)	11,860	(2,464)	2,214	1,397,319
Interest income	22,599	47	179	—	439	3	82	23,349
Interest expense	173,796	15,799	3,305	562	637	79	104	194,282
Income before income taxes and minority interest	1,231,267	41,064	(68,581)	(4,373)	10,828	(2,060)	3,993	1,212,138
Income tax expense	373,666	21,298	(7,592)	39	2,588	(76)	740	390,663
Net income	857,601	19,766	(60,989)	(4,412)	8,240	(1,984)	3,253	821,475
Segment assets	6,569,851	826,329	388,258	38,635	186,916	40,082	622,616	8,672,687
Non-current assets other than goodwill	4,923,277	598,606	325,554	25,971	162,595	37,193	463,571	6,536,767
Goodwill	248,968	164,261	81,999	13,063	154,061	—	112,871	775,223
Expenditures for long-lived assets	1,049,481	175,685	201,977	44,561	18,670	12,476	9,263	1,512,113

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2005:

	Russia	Kazakhstan	Ukraine	Tajikistan	Total
Total operating revenues from external customers	$3,032,976	$176,172	$1,970	$—	$3,211,118
Total intersegment revenues	291	752	—	—	1,043
Depreciation and amortization	535,372	55,079	2,827	—	593,278
Operating income	972,673	9,586	(4,227)	—	978,032
Interest income	11,260	5	40	—	11,305
Interest expense	140,565	9,503	—	—	150,068
Income before income taxes and minority interest	847,074	(2,126)	(4,518)	—	840,430
Income tax expense	226,753	(4,381)	(471)	—	221,901
Net income	620,321	2,255	(4,047)	—	618,529
Segment assets	5,383,139	668,443	296,643	16,467	6,364,692
Non-current assets other than goodwill	4,228,710	479,596	152,119	7,691	4,868,116
Goodwill	230,851	155,948	81,999	8,697	477,495
Expenditures for long-lived assets	1,498,807	136,538	—	—	1,635,345

Year ended December 31, 2004:

	Russia	Kazakhstan	Total
Total operating revenues from external customers	$2,067,920	$45,082	$2,113,002
Total intersegment revenues	—	—	—
Depreciation and amortization	329,542	15,659	345,201
Operating income	672,105	2,061	674,166
Interest income	5,712	—	5,712
Interest expense	83,046	2,617	85,663
Income before income taxes and minority interest	582,912	2,713	585,625
Income tax expense	154,127	873	155,000
Net income	428,786	1,839	430,625
Segment assets	4,178,221	602,020	4,780,241
Non-current assets other than goodwill	3,201,569	413,046	3,614,615
Goodwill	207,808	160,396	368,204
Expenditures for long-lived assets	1,629,878	42,707	1,672,585

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of VimpelCom’s total segment financial information to the corresponding consolidated amounts follows:

Revenues

	2006	2005	2004
Total net operating revenues from external customers for reportable segments	$4,867,978	$3,211,118	$2,113,002
Total intersegment revenues for reportable segments	5,081	1,043	—
Elimination of intersegment revenues	(5,081)	(1,043)	—

Total consolidated net operating revenues	$4,867,978	$3,211,118	$2,113,002

Net income (loss)

	2006	2005	2004
Total net income for reportable segments	$821,475	$618,529	$430,625
Minority interest in net (income) loss of subsidiaries	(8,104)	(3,398)	(80,229)
Cumulative effect of changes in accounting principles	(1,882)	—	—

Net income	$811,489	$615,131	$350,396

Assets

	December 31, 2006	December 31, 2005
Total assets for reportable segments	$8,672,687	$6,364,692
Elimination of intercompany receivables	(236,141)	(57,656)

Total consolidated assets	$8,436,546	$6,307,036

Non-current assets other than goodwill

	December 31, 2006	December 31, 2005
Total assets for reportable segments	$6,536,767	$4,868,116
Elimination of intercompany receivables	—	—

Total consolidated assets	$6,536,767	$4,868,116

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other significant items:

Year ended December 31, 2006

	Segment totals	Adjustments	Consolidated totals
Depreciation and amortization	$1,054,464	$—	$1,054,464
Operating income	1,397,319	—	1,397,319
Interest income	23,349	(7,878)	15,471
Interest expense	194,282	(7,878)	186,404
Income before income taxes and minority interest	1,212,138	—	1,212,138
Income tax expense	390,663	—	390,663
Expenditures for long-lived assets	1,512,113	—	1,512,113

Year ended December 31, 2005

	Segment totals	Adjustments	Consolidated totals
Depreciation and amortization	$593,278	$—	$593,278
Operating income	978,032	—	978,032
Interest income	11,305	(2,620)	8,685
Interest expense	150,068	(2,620)	147,448
Income before income taxes and minority interest	840,430	—	840,430
Income tax expense	221,901	—	221,901
Expenditures for long-lived assets	1,635,345	—	1,635,345

Year ended December 31, 2004

	Segment totals	Adjustments	Consolidated totals
Depreciation and amortization	$345,201	$—	$345,201
Operating income	674,166	—	674,166
Interest income	5,712	—	5,712
Interest expense	85,663	—	85,663
Income before income taxes and minority interest	585,625	—	585,625
Income tax expense	155,000	—	155,000
Expenditures for long-lived assets	1,672,585	—	1,672,585

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Stock Based Compensation Plan

As discussed in Note 13, VimpelCom has adopted a stock based compensation plan (the “Plan”), which has been amended since inception.

The Plan is administered by a Committee which, as of December 31, 2006, consisted of the Compensation Committee of VimpelCom’s Board. The Compensation Committee has the power to determine the terms and conditions of grants under the Plan, including the number of options to be granted, the exercise price and the vesting schedule.

The following table summarizes the activity for the plan.

	Number of Options
	2006	2005	2004
Options outstanding, beginning of year	$208,267	$86,750	$98,625
Options granted	273,500	181,000	—
Options exercised	(79,006)	(43,483)	(11,875)
Options forfeited	(30,500)	(16,000)	—

Options outstanding, end of year	$372,261	$208,267	$86,750

Options exercisable, end of year	$83,428	$35,767	$51,750

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No options expired in the years ended December 31, 2006, 2005 or 2004. The following table summarizes the weighted-average exercise prices of options for each of the following groups of options as of December 31, 2006:

	Options granted in 2000	First options granted in 2003	Second options granted in 2003	Options granted in 2005	First options granted in 2006	Second options granted in 2006	Total
The number of options outstanding, beginning of year	11,250	5,000	27,017	165,000	—	—	208,267
Weighted-average exercise price of options outstanding	23.6	52.4	46.7	136.9	—	—	117.0
The number of options granted	—	—	—	—	236,000	37,500	273,500
Weighted-average exercise price of options granted	—	—	—	—	177.0	109.7	167.8
The number of options exercised	(11,250)	(5,000)	(27,017)	(25,108)	(5,000)	(5,631)	(79,006)
Weighted-average exercise price of options exercised	23.6	52.4	46.7	136.9	177.0	46.7	80.7
The number of options forfeited	—	—	—	(27,500)	(3,000)	—	(30,500)
Weighted-average exercise price of options forfeited	—	—	—	136.9	177.0	—	140.8
Options outstanding, end of year	—	—	—	112,392	228,000	31,869	372,261
Weighted-average exercise price of options outstanding	—	—	—	136.9	177.0	120.8	160.1
The weighted-average remaining contractual life (years)	—	—	—	2.5	3.3	1.8	2.9
The aggregate intrinsic value of options outstanding	—	—	—	20,108	31,637	6,215	57,960
Out of the options outstanding at the end of year
The number of options exercisable	—	—	—	39,892	30,000	13,536	83,428
Weighted-average exercise price of options exercisable	—	—	—	136.9	177.0	61.2	139.1
The weighted-average remaining contractual life (years)	—	—	—	2.5	3.3	1.8	2.6
The aggregate intrinsic value of options exercisable	—	—	—	7,137	4,163	3,446	14,746

The options granted generally vest at varying rates over one to three year periods. If certain events provided for in the Plan and the agreement relating to each option grant occur, the vesting period for certain employees is accelerated. VimpelCom recognizes compensation cost separately for each vesting tranche for awards subject to the graded vesting. The total fair value of shares vested during the year ended and as of December 31, 2006 was of US$14,275. The number of shares converted for the 79,006 options exercised during 2006 was of 49,411 and share-based liabilities paid to employees was of US$12,855.

The manner of exercise of stock options required variable accounting for stock-based compensation under FAS No. 123R. The amount of compensation expense in respect of the Plan included in the accompanying consolidated statements of operations was US$44,317, US$6,037 and US$5,682 in the year ended December 31, 2006, 2005 and 2004, respectively.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of the balance-sheet date presented, the total compensation cost related to non-vested awards not yet recognized is US17,290 and the weighted-average period over which it is expected to be recognized is 0.7 years.

The fair value of the options has been estimated using a Black Scholes option pricing model that uses the following significant assumptions. Expected term of the options was determined under the simplified method. Expected volatility of VimpelCom’s shares was estimated based on the historical volatility of the shares on the New York Stock Exchange over the period equal to the expected life of the option granted and other factors. Historically VimpelCom has estimated the dividend yield at zero as no dividends had been paid. The 2006 estimates of fair value have incorporated an estimated dividend yield due to the current plans for paying dividends in future years (Note 22). The dividend yield was included into the model based on the estimated projections. The risk free rate was determined using the rate on Russian Government Bonds, having a remaining term to maturity equal to the expected life of the options, approximated where applicable. Forfeiture rate was determined as an average for the past two years for all grants.

The following table illustrates the major assumptions of the Black Scholes model for each of the following groups of options as of December 31, 2006:

	Options granted in 2005	First options granted in 2006	Second options granted in 2006	Total
Expected volatility	32%-33%	32%-37%	31%-35%
The weighted-average expected term (in years)	1.4	2.0	1.1	1.7
Expected dividend yield	2.1%	2.1%	2.1%	2.1%
Risk free interest rate	5.6%	5.6-5.8%	5.4-5.7%
Forfeiture rate	5.2%	7.3%	4.2%	6.4%

As of December 31, 2006, the liability related to the share-based compensation arrangements granted under the Plan amounted to US$39,637.

In addition to the Plan, members of the Board who are not employees participate in a “phantom” stock plan, pursuant to which they each receive up to a maximum of 18,000 phantom ADSs per year. The number of phantom ADSs to be granted to each director is set by the Board. The phantom ADSs may be redeemed for cash on the date the director ceases to be a director; provided, however, that directors who are re-elected to the Board may redeem such phantom ADSs related to a previous period of his/her service as a director at any time from the date of his or her re-election to the date he or she is no longer a director. As of December 31, 2006, an aggregate of 426,000 phantom ADSs had been granted to directors under phantom stock plan, of which 264,000 are currently redeemable or will become redeemable within 60 days of the financial statement date at prices per ADS ranging from US$4.78 to US$33.45. As of December 31, 2006, the liability related to the phantoms amounted to US$3,115.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

VimpelCom’s senior managers participate in a separate phantom stock plan, pursuant to which they receive phantom ADSs in an amount determined by the Chief Executive Officer (“CEO”) and General Director and approved by the Compensation Committee of the Board. The Board determines the aggregate amount of phantom ADSs that may be granted to senior managers in each calendar year. In 2003, 2004 and 2006, the Board authorized the granting of 450,000, 450,000 and 260,000 phantom ADSs, respectively, to senior managers. The Board did not authorize any phantom ADS grants in 2005. The phantom ADSs, granted to senior managers in 2003 and 2004 were entirely exercised in 2006. As of December 31, 2006, an aggregate of 260,000 phantom ADSs were outstanding, of which 54,167 are currently redeemable or will become redeemable within 60 days of the financial statement date at a price per ADS of US$59.91. As of December 31, 2006, the liability related to the phantom ADSs amounted to US$2,420.

20. Contingencies and Uncertainties

The economy of each of Russia, Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Georgia and Armenia continue to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of their territories. The continued success and stability of the economies of Russia, Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Georgia and Armenia will be significantly impacted by their respective governments’ continued actions with regard to supervisory, legal and economic reforms.

As discussed in Note 3, on January 1, 2004, the Law on telecommunications came into effect in Russia. The Law sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. VimpelCom cannot predict with any certainty how the Law will affect it. The Law created new interconnect and federal telephone line capacity pricing regimes, that establish more transparent and unified rules for granting federal and direct numbering capacity and mobile network codes. These new rules were implemented in January 2005. The Law also creates a universal service charge calculated as a 1.2% of revenue, which was introduced from April 2005. The amount of these charges for the years ended December 31, 2005 and December 31, 2006 comprised $41,693 and $18,980, respectively. Almost all of the orders and regulations contemplated by the Law have been promulgated. However, uncertainty remains regarding several aspects of the regulation of the telecommunications industry in Russia, including the wireless industry, and there may be a period of confusion and ambiguity as regulators interpret the legislation.

The taxation systems in Russia, Kazakhstan, Tajikistan Ukraine, Uzbekistan, Georgia and Armenia are evolving as their respective central governments transform their national economies itself from a command to a market oriented economies. In the Russian Federation, VimpelCom’s predominant market, there were many tax laws and related regulations introduced in 2006 and previous periods which were not always clearly written, and their interpretation is subject to the opinions of the local tax inspectors and officials of the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management’s best estimate.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2006, VimpelCom does not believe that any material matters exist relating to the developing markets and evolving fiscal and regulatory environment in Russia, Kazakhstan, Tajikistan, Ukraine, Uzbekistan, Georgia and Armenia including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be misleading.

In the ordinary course of business, VimpelCom may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which VimpelCom operates. In the opinion of management, VimpelCom’s liability, if any, in all pending litigation, other legal proceeding or other matters, other than what is discussed in this Note 20, will not have a material effect upon the financial condition, results of operations or liquidity of VimpelCom.

VimpelCom’s operations and financial position will continue to be affected by political developments in Russia, Kazakhstan, Tajikistan, Ukraine, Uzbekistan, Georgia and Armenia, including the application of existing and future legislation and tax regulations. The likelihood of such occurrences and their effect on VimpelCom could have a significant impact on VimpelCom’s ability to continue operations. VimpelCom does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia, Kazakhstan, Tajikistan, Ukraine, Uzbekistan, Georgia and Armenia.

Telecom Licenses Capital Commitments

VimpelCom’s ability to generate revenues in Russia is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses. VimpelCom’s GSM license to operate in the Moscow license area expires in April 2008. Various regional GSM-900/1800 licenses expire between April 2008 and September 2012. The telecom GSM-900/1800 license for providing telecommunication cervices in Stavropol region expired in March 2007. VimpelCom did not apply for this license to be re-issued because it already owns a GSM-900/1800 telecom license in this region. Regarding other licenses, VimpelCom intends to file applications for re-issuance of all licenses and related frequencies and permissions in a timely manner.

KaR-Tel owns a GSM-900 license to operate over the entire territory of Kazakhstan. The license expires in August 2013. The license was given to KaR-Tel subject to its ability to meet the following requirements by August 2003: develop the telecommunication network that covers all major highways on the territory of Kazakhstan, roads on the territory of resorts and cities with populations of more than 10 thousand people. As of December 31, 2006 Kar-Tel has built its telecommunication network to cover from 75% to 95% of the major highways in different regions of Kazakhstan and, by management’s assessment, in 2007 all major highways should be covered.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

URS has a GSM-900 license that covers the entire territory of Ukraine and GSM-1800 licenses that cover 24 of Ukraine’s 27 administrative regions (excluding the city of Kyiv, the Dnipropetrovsk Region and the Odessa Region). URS’s GSM-900/1800 licenses expire between April 2010 and October 2020. The licenses were given to URS subject to its ability to fully utilize the radio-frequency bandwidths of 900MHz and 1800MHz by May 2007. Significant parts of these requirements were met ahead of schedule, and the rest of the commitments should be fulfilled by May 2007.

Tacom owns GSM-900/1800, UMTS and AMPS licenses to operate in Tajikistan. The GSM-900/1800 license expires in June 2009, and the UMTS and AMPS licenses expire in August and March 2010, respectively. The conditions for providing telecommunication services under the GSM and UMTS licenses was to provide telecommunication services under UMTS and GSM standards in accordance with the plans presented for approval by the State License Committee of Tajikistan. These plans are intended to be implemented by May 2007.

Unitel owns a GSM licence that covers the entire territory of Uzbekistan. This license expires in August 2016. There are a few conditions under which the license was granted to Unitel, however those conditions mostly relate to the quality of construction and the exploitation of the telecommunication network and do not require a specific level of capital expenditures by Unitel.

Mobitel owns GSM licenses that cover the entire territory of Georgia. These licenses expire in July 2013. The telecommunication licenses were given to Mobitel subject to the condition of commencing technical activity by December 16, 2006. Mobitel launched the technical exploitation of its telecommunication network on December 15, 2006. In March 2007, Mobitel started commercial operations.

Armentel owns a GSM-900 and fixed line license that covers the entire territory of Armenia. The licence expires in March 2013. The license contains the a few conditions which should have been fulfilled by Armentel by December 31, 2006. Significant parts of these requirements were met within the schedule. Fixed line telecommunication services should be rendered in all villages of Armenia, out of which telecommunication services should be provided in digital format in at least 800 villages; this condition was scheduled to be met in March 2007. In addition as of December 31, 2006, in accordance with the license requirements, Armentel should modernize 70,000 analog lines. Execution of the obligations for modernization of 70,000 analog lines is now is subject to discussion between Armentel and the regulatory authority. However no penalties are expected to be charged with regards to the delay in execution of these obligations.

VimpelCom is dependent upon a small number of suppliers, principally Alcatel and Ericsson, for purchases of wireless telecommunications equipment. Similarly, there are only a small number of telephone line capacity suppliers in Moscow. In the year ended December 31, 2006, VimpelCom did not purchase telephone line capacity in Moscow. In prior years this capacity was primarily purchased from Teleross, Sovintel and Digital Telephone Networks.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax Claims

On July 6, 2006, VimpelCom received the Russian tax inspectorate’s final decision with respect to the audit of VimpelCom’s 2003-2004 Russian tax filings. The decision states that VimpelCom owes an additional 1,804 million Russian roubles in taxes (including 349 million Russian roubles in fines and penalties), which is approximately US$68,512 (including approximately US$13,254 in fines and penalties) at the exchange rate as of December 31, 2006. VimpelCom does not agree with many of the findings of the tax inspectorate and continues to challenge many of these findings in court.

The majority of the claim set forth in the tax inspectorate’s final decision relates to its view that VimpelCom incorrectly deducted certain doubtful and bad subscriber debts during the 2003 and 2004 tax years. However, both VimpelCom and the tax inspectorate have acknowledged that the amounts in question can be partly deducted during the 2005 tax year to the extent they are not deductible during either 2003 or 2004. This approach was applied and VimpelCom settled a portion of the claim with previously overpaid taxes in the amount of 456 million Russian roubles, which is approximately US$17,179 at the exchange rate as of December 31, 2006.

During the course of the tax audit, and by agreement with the tax inspectorate, VimpelCom used the refunds due to VimpelCom’s subsidiaries that have been merged with and into VimpelCom in the amount of 362 million Russian roubles, which is approximately US$13,748 at the exchange rate as of December 31, 2006, to offset against its tax liabilities resulting from the 2003 and 2004 tax audit.

VimpelCom had also previously received confirmation that it overpaid 2003-2004 taxes in the amount of 795 million Russian roubles, which is approximately US$30,192 at the exchange rate as of December 31, 2006, related to items other than those discussed above. VimpelCom has amended its previous 2003 and 2004 tax declarations so as to recover these amounts.

After all offsets, described above, VimpelCom paid in cash the remaining amount of 191 million Russian roubles in July 2006, which is approximately US$7,254 at the exchange rate as of December 31, 2006.

On November 24, 2006 the Moscow City Arbitration Court ruled on certain of the tax inspectorate’s claims. The ruling by the court partially supported the tax inspectorate’s position and partially supported VimpelCom’s position. On February 13, 2007 the Court of Appeals upheld the decision of the Moscow City Arbitration Court and approved it. As a result of the court ruling VimpelCom reassessed the related risks and recorded an income tax charge and related penalties and fines of US$25,837 in the income tax expense line and a value added tax charge and related penalties and fines of $24,165 in the other expenses line of the consolidated statement of income for the year ended December 31, 2006. VimpelCom did not agree with this ruling and filed an appeal. In the event that VimpelCom wins a portion or the entire claim, the amounts recorded in the consolidated statement of income will be reversed accordingly.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

With regard to the amended tax declaration for 2003 and 2004 to recover 795 million Russian roubles, the financial statements for the year ended December 31, 2006 include an adjustment of US$27,550 to decrease income tax expense. The majority of this adjustment however gives rise to temporary differences between tax and accounting books that resulted in the recording of a deferred income tax expense of US$22,589. The net effect on the income tax expense line of the consolidated statement of income is the inclusion of US$4,961.

Telenor’s Lawsuits

On January 26, 2006 Telenor filed two lawsuits in the Moscow City Arbitration Court.

In its first claim Telenor is asking the court to declare invalid the decision of the extraordinary general shareholders’ meeting of VimpelCom (“EGSM”) approving the acquisition of URS as an interested party transaction. Telenor claims that the EGSM was convened in violation of law and the decision taken by the EGSM violates its rights and legitimate interests. On May 15, 2006 the Moscow City Arbitration Court (the court of first instance) dismissed Telenor’s claim. On February 5, 2007 “Telenor East Invest A.S” has filed a further appeal to the Supreme Arbitration Court of the Russian Federation. On March 13, 2007, the Supreme Arbitration Court of the Russian Federation has notified VimpelCom that it had decided submit the application of “Telenor East Invest AS” for the review by the Presidium of the Supreme Arbitration Court of the Russian Federation. . The hearing of the Presidium of the Supreme Arbitration Court has been set for May 22, 2007.

In its second claim, Telenor is asking the court to declare invalid the decision of VimpelCom’s General Director relating to VimpelCom’s acquisition of URS. On June 26, 2006 the Moscow City Arbitration Court dismissed Telenor’s claim. On July 31, 2006 Telenor filed an appeal. On September 7, 2006, the Court of Appeals upheld the decision of the Moscow City Arbitration Court and on December 21, 2006 the Cassation Court also upheld the decision of the Moscow City Arbitration Court. Telenor has appealed this case and on March 30, 2007 the Supreme Arbitration Court of the Russian Federation has notified VimpelCom that it will consider the submission of Telenor’s application to review by the Presidium of the Supreme Arbitration Court of the Russian Federation. The decision regarding this review is expected within one month starting March 30, 2007.

On January 31, 2006, Telenor filed a lawsuit in the Moscow City Arbitration Court in order to declare invalid the acquisition of URS and to unwind the acquisition. The hearings on September 4, 2006 and October 18, 2006 were adjourned. On November 21, 2006, the Moscow Arbitration Court upheld the validity of the transaction on VimpelCom’s acquisition of URS, dismissing the third claim filed by Telenor, which challenged the transaction’s validity. Telenor has appealed the decision of the Moscow City Arbitration Court and the Court of Appeals is scheduled to hear the appeal on May 14, 2007.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There can be no assurance that VimpelCom will prevail at any stage of the litigation relating to these lawsuits or that other claims by Telenor or other third parties regarding VimpelCom’s acquisition of URS or other matters will not be made. In the event a decision unfavorable to VimpelCom becomes binding, including a decision to unwind the URS acquisition, it could have an adverse effect on VimpelCom, its business, its expansion strategy and its financial results. Management is unable to make an estimate of the effect of the ultimate resolution of the matters described above on VimpelCom’s consolidated financial statements.

KaR-Tel

On January 10, 2005, KaR-Tel received an “order to pay” issued by the Savings Deposit Insurance Fund (the “Fund”), a Turkish state agency, in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.55 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order to pay, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The order does not provide any information regarding the nature of or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment is May 6, 2004. On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order. In its response to KaR-Tel’s petition, the Fund asserts, among other things, that the order to pay was issued in furtherance of its collection of approximately US$5.5 billion in claims against the Uzan group of companies that were affiliated with the Uzan family in connection with the failure of T. Imar Bankasi, T.A.S. The Fund’s response to KaR-Tel’s petition asserts that the Uzan group of companies includes Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S. (the “Former Shareholders”) and KaR-Tel. On June 1, 2006, KaR-Tel received the Fund’s response to KaR-Tel’s objection and on July 3, 2006 KaR-Tel has submitted additional documents to the court in support of its petition.

VimpelCom believes that the order to pay is without merit, in part due to the fact that the Former Shareholders have not owned any interest in KaR-Tel since November 2003, when their interests were redeemed in accordance with a decision of the Review Panel of the Supreme Court of Kazakhstan, and that any attempted enforcement of the order to pay in relevant jurisdictions outside of Turkey is subject to procedural and substantive hurdles. However, there can be no assurance that KaR-Tel will prevail in its petition for the cancellation of the order to pay (either on substantive or procedural grounds), that claims targeting VimpelCom’s ownership of KaR-Tel will not be brought by the Fund directly against VimpelCom or its other subsidiaries or that KaR-Tel and/or VimpelCom or its other subsidiaries will not be required to pay amounts claimed to be owed in connection with the order or on the basis of other claims made by the Fund.

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

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth selected highlights for each of the fiscal quarters during the years ended December 31, 2006 and 2005 (US dollars in thousands, except per share data):

	March 31	June 30	September 30	December 31	Year
2006
Net operating revenues	$936,466	$1,122,048	$1,359,380	$1,450,084	$4,867,978
Operating income	270,558	323,562	428,555	374,644	1,397,319
Net income	150,223	194,946	268,370	197,950	811,489
Net income per common share—basic	2.94	3.83	5.28	3.89	15.94
Net income per common share—diluted	2.94	3.83	5.27	3.89	15.93

2005
Total operating revenues	$640,636	$769,770	$890,291	$910,421	$3,211,118
Operating income	186,144	257,222	297,439	237,227	978,032
Net income	109,664	158,844	194,875	151,748	615,131
Net income per common share—basic	2.14	3.11	3.82	2.98	12.05
Net income per common share—diluted	2.14	3.11	3.82	2.97	12.04

22. Subsequent Events

On February 26, 2007 Sberbank made a disbursement to VimpelCom for the amount of 6,000 million Russian roubles (US$227,867 at the exchange rate as of December 31, 2006) under the revolving credit agreement dated August 31, 2006. The loan bears interest at a rate of 8.5% p.a. The loan will be repaid in three quarterly instalments, the first of which will be on February 27, 2009 and the last of which will be on August 30, 2009.

On March 26, 2007 URS signed a US$100,000 loan agreement with Standard Bank Plc, Sumitomo Mitsui Banking Corporation Europe Limited and VTB Bank Europe plc. The facility bears interest at a rate of LIBOR plus 1.15% p.a. and is fully guaranteed by VimpelCom. There were no drawings under this loan agreement as of April 4, 2007.

On March 15, 2007 VimpelCom entered into a short-term forward agreement with HSBC for a total amount of US$53,010 to hedge its short term US dollar denominated obligations. This contract stated 26.18 Rouble / 1 US$ and will mature in the year ended December 31, 2008.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 2007, Eco Telecom disclosed that its affiliate executed a number of swaps, forward and open market transactions pursuant to which Eco Telecom’s beneficial ownership interest increased to 42.4% of VimpelCom’s outstanding voting capital as of March 21, 2007. On March 13, 2007, Eco Telecom also disclosed that it agreed to issue $1,500,000 floating rate bonds on March 14, 2007. According to its public filing, Eco Telecom granted a security interest in 9,349,999 shares of VimpelCom common stock or security entitlements in respect thereof (the “Pledged Shares”) to secure the performance of its obligations under its bonds and the related indenture. The Pledged Shares may be sold by the pledgee pursuant to the terms of the pledge until Eco Telecom fulfills all of its obligations under the bonds and related agreements. Eco Telecom also disclosed that it delivered 6,426,600 shares of VimpelCom preferred stock, 15,209,134 ADSs representing VimpelCom common stock and an additional 3,213,783 shares of VimpelCom common stock (together, the “Escrowed Shares”) to be held in escrow. Pursuant to the Escrow Agreement, Eco Telecom is pledging, assigning and granting a continuing security interest in, and a lien on, the Escrowed Shares as security for the due and punctual performance of Eco Telecom’s obligations under an escrow agreement executed in connection with the bond issuance. The Escrowed Shares will be released upon the earlier to occur of (i) the time when the bond indenture and all securities issued thereunder have been discharged in accordance with their terms or (ii) a court of competent jurisdiction finally disposes of the rights and obligations of the parties pursuant to the provisions of the Escrow Agreement. According to Eco Telecom, it will be entitled to exercise all voting and other rights attaching to the Escrowed Shares and, unless there is an event of default or certain other events that are set forth in the collateral agreement relating to the bond issuance, the Pledged Shares.

On March 21, 2007 KaR-Tel acquired a 99% interest in TOO Teta Telecom, which held 2% in TOO TNS-Plus, a long-distance operator in Kazakhstan, and 100% in TOO KZ-Trans, fiber-optic operator in Kazakhstan. The consideration paid was US$10,140.

In March 2007, the Government of Armenia announced its principal approval of the sale of the 10% shares of Armentel to VimpelCom for the consideration representing 1/9 of the total price paid by VimpelCom for the 90% shares of Armentel, equating to approximately EUR38,628, plus 10% of undistributed profits of Armentel for the period from completion of the purchase of the 90% shares from the initial acquisition date and up to completion of the purchase of the 10% shares from the Government of Armenia.

At the meeing of Board on March 28, 2007, the Board recommended that the 2007 Shareholders Meeting approve an annual dividend of RUR 166.88 per common share of VimpelCom stock, or approximately $1.60 per ADS, based on the Russian Central Bank exchange rate as of March 28, 2007) for the 2006 fiscal year, amounting to a total of RUR 8.6 billion (or approximately $330,500 based on the Russian Central Bank exchange rate as of March 28, 2007), to be payable within 60 days of the approval at the 2007 Shareholders Meeting. The record date for the Company’s shareholders entitled to receive dividends for 2006 has been set for May 14, 2007. The approval of the shareholders owning more than 50% of the voting shares represented at the 2007 Shareholders Meeting is required for approval of the payment of dividends by VimpelCom. If the dividends are approved by the requisite majority at the Shareholders Meeting, VimpelCom will, in accordance with Russian tax legislation, withhold a tax of up to 30% on the dividend amount when payable. The exact amount of the withholding will vary depending on the recipient’s legal status and jurisdiction.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

According to public filings of Telenor East Invest, on June 2, 2006 Telenor ASA entered into a master swap agreement with ING Bank N.V., London Branch. The swap agreement provides for a total return equity swap in respect of up to 8,130,000 American Depositary Receipts of VimpelCom (evidencing up to 2,032,500 shares of common stock of VimpelCom). On March 30, 2007, ING, Telenor ASA and Telenor East Invest entered into an assignment, novation and amendment agreement pursuant to which Telenor ASA transferred all of its rights and obligations under the master swap agreement to Telenor East Invest. The swap agreement provides only for cash settlement. Telenor East Invest’s filings state that neither Telenor East Invest nor any of the other reporting persons shall have any voting or investment power with respect to any of the American Depository Receipts subject to the swap agreement.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Charter of VimpelCom.+††††

1.1.1	Amendment No. 1 to the Charter of VimpelCom, dated March 3, 2004.+##

1.1.2	Amendment No. 2 to the Charter of VimpelCom, dated November 26, 2004.+##

1.1.3	Amendment No. 3 to the Charter of VimpelCom, dated January 12, 2005.+##

1.1.4	Amendment No. 4 to the Charter of VimpelCom, dated May 31, 2005.+###

1.1.5	Amendment No. 5 to the Charter of VimpelCom, dated September 5, 2005.+ ###

1.1.6	Amendment No. 6 to the Charter of VimpelCom, dated April 28, 2006.+ ###

1.1.7	Amendment No. 7 to the Charter of VimpelCom, dated May 31, 2006.+ ###

2.1	Deposit Agreement, dated November 20, 1996, by and among VimpelCom, The Bank of New York, as the depositary, and all owners or beneficial owners of ADSs.*

2.2	Loan Agreement, dated June 10, 2004, by and between VimpelCom and UBS (Luxembourg) S.A.##

2.3	Trust Deed, dated June 16, 2004, by and between UBS (Luxembourg) S.A. and The Bank of New York. ##

2.4	Further Loan Agreement, dated July 8, 2004, by and between VimpelCom and UBS (Luxembourg) S.A. ##

2.5	Supplemental Trust Deed, dated July 14, 2004, by and between UBS (Luxembourg) S.A. and The Bank of New York. ##

2.6	Loan Agreement, dated October 18, 2004, by and between VimpelCom and UBS (Luxembourg) S.A. ##

2.7	Trust Deed, dated October 22, 2004, by and between UBS (Luxembourg) S.A. and The Bank of New York. ##

2.8	Loan Agreement, dated February 8, 2005, by and between VimpelCom and UBS (Luxembourg) S.A. ##

2.9	Trust Deed, dated February 11, 2005, by and between UBS (Luxembourg) S.A. and The Bank of New York. ##

2.10	Deed of Amendment, dated April 21, 2006, between VimpelCom, UBS (Luxembourg) S.A. and The Bank of New York, amending the Loan Agreement and the Further Loan Agreement, dated June 10, 2004 and July 8, 2004, respectively, between VimpelCom and UBS (Luxembourg) S.A. and assigning certain rights, interests and benefits of UBS (Luxembourg) S.A. therein pursuant to the Trust Deed and the Supplemental Trust Deed, dated June 16, 2004 and July 14, 2004, respectively, between UBS (Luxembourg) S.A. and The Bank of New York. ###

2.11	Loan Agreement, dated May 12, 2005, by and between VimpelCom and UBS (Luxembourg) S.A. ###

Exhibit No.	Description

2.12	Trust Deed, dated May 22, 2006, by and between UBS (Luxembourg) S.A. and The Bank of New York. ###

2.13	Summary of Terms of Proposed Ruble Bond Issuance by Limited Liability Company VimpelCom Finance that appeared in the Russian-language Bonds Issuance Prospectus filed with the Federal Commission of the Securities Market of the Russian Federation on April 3, 2003.+§§

4.1	Form of Indemnification Agreement.††††

4.2	Primary Agreement, dated as of May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.§§

4.3	Registration Rights Agreement, dated as of May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.§§

4.3.1	Amendment No. 1 to Registration Rights Agreement, dated August 28, 2003, to Registration Rights Agreement, dated May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.#

4.4	Guarantee Agreement, dated as of May 30, 2001, by and among Telenor ASA, as guarantor, and VimpelCom, VimpelCom-Region and Eco Telecom Limited, as beneficiaries.§

4.5	Guarantee Agreement, dated as of May 30, 2001, by and among CTF Holdings Limited, as limited guarantor, Eco Holdings Limited, as general guarantor, and VimpelCom, VimpelCom-Region and Telenor East Invest AS, as beneficiaries.§§

8.	List of Subsidiaries.^^

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.^^

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.^^

13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.^^

15.1	Letter dated April 6, 2006 from Arve Johansen, Henrik Torgersen and Fridtjof Rusten, addressed to David Haines. ###

15.2	Comments dated May 16, 2006 to the draft Annual Report on Form 20-F for the fiscal year ended December 31, 2005 from Arve Johansen, Henrik Torgersen and Fridtjof Rusten. ###

15.3	Consent of Ernst & Young LLC.^^

15.4	Comments dated April 30, 2007 to the draft Annual Report on Form 20-F for the fiscal year ended December 31, 2006 from Arve Johansen, Henrik Torgersen and Fridtjof Rusten.^^

*	Incorporated by reference to the Registration Statement on Form F-1 (Registration No. 333-5694) of Open Joint Stock Company “Vimpel-Communications.”

**	Incorporated by reference to the Registration Statement on Form F-3 (Registration No. 333-12210) of Open Joint Stock Company “Vimpel-Communications.”

***	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1997 (SEC File No. 1-14522).

Exhibit No.	Description

****	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1998 (SEC File No. 1-14522).

†	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1999 (SEC File No. 1-14522).

††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2000 (SEC File No. 1-14522).

†††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2001.

††††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2002.

#	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2003.

##	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2004.

###	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2005.

§	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” filed with the Securities and Exchange Commission on May 9, 2001.

§§	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” filed with the Securities and Exchange Commission on June 14, 2001.

^	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” filed with the Securities and Exchange Commission on April 3, 2003.

^^	Filed herewith.

+	English translation.