Form 20-F
period 2008-12-31
OPEN JOINT STOCK CO VIMPEL COMMUNICATIONS
filed 2009-05-14
CIK 1023977

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-14522

OPEN JOINT STOCK COMPANY

“VIMPEL-COMMUNICATIONS”

(Exact name of registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

10 Ulitsa 8 Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Jeffrey D. McGhie

Vice President, General Counsel

10 Ulitsa 8 Marta, Building 14

Moscow, Russian Federation 127083

Tel: +7 495 725 0700

Fax: +7 495 721 0017

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, or ADSs, each representing one-twentieth of one share of common stock	New York Stock Exchange

Common stock, 0.005 Russian rubles nominal value	New York Stock Exchange*

*	Listed, not for trading or quotation purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

iii

EXPLANATORY NOTE

This Annual Report on Form 20-F describes matters that relate generally to Open Joint Stock Company “Vimpel-Communications,” also referred to as VimpelCom or our company, an open joint stock company organized under the laws of the Russian Federation, and its consolidated subsidiaries. Thus, we use terms such as “we,” “us,” “our” and similar plural pronouns when describing the matters that relate generally to VimpelCom’s consolidated group. On February 28, 2008, we completed our acquisition of 100.0% of the outstanding shares of Golden Telecom, Inc. As we did not consolidate Golden Telecom into our U.S. GAAP financial statements until the effective acquisition date, the historical financial and operating data of VimpelCom set forth in this Annual Report on Form 20-F reflect Golden Telecom’s results only following the effective acquisition date, unless otherwise indicated. References in this Annual Report on Form 20-F to “Golden Telecom” are to Golden Telecom, Inc. and its consolidated subsidiaries with respect to the presentation of financial and operating data, unless the context otherwise requires.

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

•

References to “mobile subscribers” are to active subscribers of our mobile telecommunications services. A subscriber is considered “active” if the subscriber’s activity resulted in income to VimpelCom during the most recent three months and if the subscriber remained in the mobile subscriber base at the end of the reported period. Such activity includes all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing short messaging service, or SMS, and multimedia messaging service, or MMS, and data transmission and receipt sessions, but does not include incoming SMS and MMS sent by our company or abandoned calls. We calculate MOU and ARPU on the basis of subscriber data using the “active subscriber” definition. Previously, we reported mobile subscriber data on the basis of registered mobile subscribers. A registered mobile subscriber is an authorized user of mobile services, using one SIM card (GSM/3G) with one or several selective numbers.

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

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains “forward-looking statements,” as this phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are not historical facts and can often be identified by the use of terms like “estimates,” “projects,” “anticipates,” “expects,” “intends,” “believes,” “will,” “may,” “should” or the negative of these terms. All forward-looking statements, including discussions of strategy, plans, objectives, goals and future events or performance, involve risks and uncertainties. Examples of forward-looking statements include:

•	our strategy to generate sufficient net cash flow in order to meet our debt service obligations;

•	our plans to develop and provide integrated telecommunications services to our customers, increase fixed and mobile telephone use and expand our operations in Russia and the CIS;

•	our ability to execute our business strategy successfully and achieve the expected benefits from our existing and future acquisitions;

•	our ability to successfully integrate the operations, systems and policies of Golden Telecom with our own;

•	our ability to successfully challenge claims brought against Limited Liability Partnership KaR-Tel, or KaR-Tel;

•	our expectations as to pricing for our products and services in the future, improving the total average monthly service revenues per subscriber and our future operating results;

•	our expectation that we may need to increase our debt financing amounts to accommodate for changes in revenue;

•	our ability to meet license requirements and to obtain and maintain licenses and regulatory approvals;

•	our expectations regarding our brand name recognition and our ability to successfully promote our brand;

•	our ability to obtain, maintain, renew or extend frequency allocations and to make payments for existing frequency allocations and future frequency channels;

•	our ability to obtain and maintain interconnect agreements;

•	our ability to enter into strategic partnerships and joint ventures to develop our business and expand our operations beyond the CIS; and

•	other statements regarding matters that are not historical facts.

While these statements are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this Annual Report on Form 20-F include:

•	risks relating to changes in political, economic and social conditions in each of the countries in which we operate;

•

in each of the countries in which we operate, risks relating to legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the telecommunications industry, currency and exchange controls and taxation legislation, and their official interpretation by governmental and other regulatory bodies and courts;

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

2

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not required.

ITEM 2.	Offer Statistics and Expected Timetable

Not required.

ITEM 3.	Key Information

A. Selected Financial Data

The following selected consolidated statement of financial data and consolidated balance sheets data present a summary of VimpelCom’s historical consolidated financial information at December 31, 2008, 2007, 2006, 2005 and 2004 and for the years then ended and are derived from VimpelCom’s consolidated financial statements and their related notes, which have been audited by Ernst & Young LLC. The selected financial data set forth below should be read in conjunction with VimpelCom’s consolidated financial statements and their related notes included elsewhere in this Annual Report on Form 20-F and the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects.”

	Years Ended December 31,
	2008		2007		2006		2005		2004
	(In thousands of U.S. dollars, except per share and per ADS amounts)
Operating revenues:
Service revenues	US$	9,999,850	US$	7,161,833	US$	4,847,661	US$	3,175,221	US$	2,070,720
Sales of equipment and accessories		107,946		6,519		19,265		30,478		38,711
Other revenues		17,190		6,528		2,931		5,419		3,571

Total operating revenues		10,124,986		7,174,880		4,869,857		3,211,118		2,113,002
Revenue based taxes		(8,054)		(3,782)		(1,879)		—		—
Net operating revenues		10,116,932		7,171,098		4,867,978		3,211,118		2,113,002
Operating expenses:
Service costs		2,262,570		1,309,287		872,388		514,124		327,403
Cost of equipment and accessories		101,282		5,827		18,344		28,294		30,585
Selling, general and administrative expenses		2,838,508		2,206,322		1,503,615		1,085,807		720,127
Depreciation		1,520,184		1,171,834		874,618		451,152		281,129
Amortization		360,980		218,719		179,846		142,126		64,072
Impairment loss		442,747		—		—		—		7,354
Provision for doubtful accounts		54,711		52,919		21,848		11,583		8,166

Total operating expenses		7,580,982		4,964,908		3,470,659		2,233,086		1,438,836

Operating income		2,535,950		2,206,190		1,397,319		978,032		674,166
Other income and expenses:
Interest income		71,618		33,021		15,471		8,658		5,712
Net foreign exchange (loss) gain		(1,142,276)		72,955		24,596		7,041		3,563

Interest expense		(495,634)		(194,839)		(186,404)		(147,448)		(85,663)
Other (expenses) income, net		(17,404)		3,240		(38,844)		(5,853)		(12,153)
Equity in net loss of associates		(61,020)		(211)

Total other income and expenses		(1,644,716)		(85,834)		(185,181)		(137,602)		(88,541)

Income before income taxes, minority interest and cumulative effect of change in accounting principle		891,234		2,120,356		1,212,138		840,430		585,625
Income tax expense		303,934		593,928		390,663		221,901		155,000

	Years Ended December 31,
	2008		2007		2006		2005		2004
	(In thousands of U.S. dollars, except per share and per ADS amounts)
Minority interest in earnings of subsidiaries, before cumulative effect of change in accounting principle		62,966		63,722		8,104		3,398		80,229

Income before cumulative effect of change in accounting principle		524,334		1,462,706		813,371		615,131		350,396
Cumulative effect of change in accounting principle		—		—		(1,882)		—		—
Minority interest in cumulative effect of change in accounting principle		—		—		—		—		—

Net income	US$	524,334	US$	1,462,706	US$	811,489	US$	615,131	US$	350,396

Weighted average common shares outstanding (thousands)		50,700		50,818		50,911		51,066		41,224
Income before cumulative effect of change in accounting principle per common share	US$	10.34	US$	28.78	US$	15.98	US$	12.05	US$	8.50
Income before cumulative effect of change in accounting principle per ADS equivalent(2)	US$	0.52	US$	1.44	US$	0.80	US$	0.60	US$	0.43
Net income per common share	US$	10.34	US$	28.78	US$	15.94	US$	12.05	US$	8.50
Net income per ADS equivalent(1)	US$	0.52	US$	1.44	US$	0.80	US$	0.60	US$	0.43
Weighted average diluted shares		50,703		50,818		50,947		51,085		41,272
Diluted income before cumulative effect of change in accounting principle per common share(2)	US$	10.34	US$	28.78	US$	15.97	US$	12.04	US$	8.49
Diluted income before cumulative effect of change in accounting principle per ADS equivalent(1)	US$	0.52	US$	1.44	US$	0.80	US$	0.60	US$	0.42
Diluted net income per common share(2)	US$	10.34	US$	28.78	US$	15.93	US$	12.04	US$	8.49
Diluted net income per ADS equivalent(2)	US$	0.52	US$	1.44	US$	0.79	US$	0.60	US$	0.42
Dividends per share	US$	11.46	US$	6.47		—		—		—
Dividends per ADS equivalent	US$	0.57	US$	0.32		—		—		—

(1)	Each ADS is equivalent to one-twentieth of one share of common stock. On November 22, 2004, we changed the ratio of our ADSs traded on The New York Stock Exchange (“NYSE”) from four ADSs for three common shares to four ADSs for one common share. VimpelCom ADS holders as of record at the close of business on November 19, 2004 received two additional ADSs for every ADS held. On August 8, 2007, we changed the ratio of our ADSs traded on the NYSE from four ADSs for one common share to twenty ADSs for one common share. VimpelCom ADS holders as of record at the close of business on August 17, 2007 received four additional ADSs for every ADS held. All share information presented herein reflects the change in the ratio. There were no changes to our underlying common shares.
(2)	Diluted income before cumulative effect of change in accounting principle and diluted net income per common share and ADS equivalent includes dilution for employee stock options for 2008, 2007, 2006, 2005 and 2004.

	At December 31,
	2008		2007		2006		2005		2004
	(In thousands of U.S. dollars)
Consolidated balance sheets data:
Cash and cash equivalents		914,683	US$	1,003,711	US$	344,494	US$	363,646	US$	305,857
Working capital (deficit)(1)		(1,407,795)		(272,784)		(487,420)		(457,927)		(127,903)
Property and equipment, net		6,425,873		5,497,819		4,615,675		3,211,112		2,314,405
Telecommunications licenses and allocations of frequencies, goodwill and other intangible assets, net		5,124,555		2,217,529		1,957,949		1,500,799		1,338,305
Total assets		15,725,153		10,568,884		8,436,546		6,307,036		4,780,241
Total debt, including current portion(2)		8,442,926		2,766,609		2,489,432		1,998,166		1,581,138
Total liabilities and minority interest		11,336,347		5,157,098		4,493,636		3,566,487		2,623,108
Total shareholders’ equity	US$	4,388,806	US$	5,411,786	US$	3,942,910	US$	2,740,549	US$	2,157,133

(1)	Working capital is calculated as current assets less current liabilities.
(2)	Includes bank loans, Russian ruble denominated bonds, equipment financing and capital lease obligations for all periods presented. Subsequent to December 31, 2008, there have been a number of additional changes in certain of our outstanding indebtedness. For information regarding these changes, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities.”

Selected Operating Data

The following selected operating data as of December 31, 2008, 2007, 2006, 2005 and 2004 has been derived from internal company sources and from independent sources that we believe to be reliable. The selected operating data set forth below should be read in conjunction with VimpelCom’s consolidated financial statements and their related notes included elsewhere in this Annual Report on Form 20-F and the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects.” Our subscriber data, ARPU and MOU for years 2005 – 2008 and churn figures for year 2008 in the table below are reported on the basis of active subscribers.

	As of December 31,
	2008	2007	2006	2005	2004
Selected industry operating data:
Estimated population:(1)
Russia	142,008,800	142,008,800	145,166,700	145,166,700	145,166,700
Kazakhstan	15,571,500	15,571,500	14,953,000	14,938,400	14,938,400
Ukraine	46,192,300	46,192,300	48,457,000	48,457,000	—
Tajikistan	7,215,700	7,215,700	6,919,900	6,780,400	—
Uzbekistan	27,100,000	27,100,000	26,021,300	—	—
Armenia	3,230,100	3,230,100	3,200,000	—	—
Georgia	4,500,000	4,500,000	—	—	—
Estimated mobile subscribers:(2)
Russia	187,830,000	172,870,000	151,920,000	125,760,000	74,350,000
Kazakhstan	14,437,927	12,692,511	7,735,500	5,510,300	2,700,000
Ukraine	55,793,102	55,596,318	49,219,900	30,205,100	—
Tajikistan	3,428,061	2,131,103	821,500	275,000	—
Uzbekistan	12,276,098	5,931,796	2,716,700	—	—
Armenia	2,561,280	1,868,571	1,184,000	—	—
Georgia	3,757,055	2,690,405	—	—	—
Mobile penetration rate:(3)
Russia	132.3%	121.7%	104.6%	86.6%	51.2%
Kazakhstan	92.7%	81.5%	51.7%	36.9%	18.1%
Ukraine	120.8%	120.4%	103.4%	63.8%	—
Tajikistan	47.5%	29.5%	11.9%	4.1%	—
Uzbekistan	45.3%	21.9%	10.4%	—	—
Armenia	79.3%	57.8%	37.0%	—	—
Georgia	83.5%	59.8%	—	—	—
Selected company operating data:
End of period mobile subscribers:
Russia	47,676,844	42,221,252	39,782,690	35,936,356	—
Kazakhstan	6,269,927	4,603,300	3,052,878	1,813,938	—
Ukraine	2,052,493	1,941,251	1,523,682	249,189	—
Tajikistan	624,624	339,393	72,028	—	—
Uzbekistan	3,636,243	2,119,612	700,470	—	—
Armenia	544,271	442,484	415,965	—	—
Georgia	225,055	72,655	—	—	—
Total mobile subscribers	61,029,457	51,739,947	45,547,713	37,999,483	—
Market share:(4)
Russia	25.4%	29.9%	31.7%	34.3%	34.6%
Kazakhstan	43.4%	46.5%	49.5%	37.2%	31.8%
Ukraine	3.6%	4.8%	3.8%	0.9%	—
Tajikistan	18.3%	18.1%	7.0%	9.6%	—
Uzbekistan	29.6%	37.3%	27.2%	—	—
Armenia	21.2%	26.1%	37.9%	—	—
Georgia	6.0%	3.7%
Monthly average minutes of use per mobile subscriber (“MOU”)(5)
Russia	219.1	192.1	145.9	120.4	—
Kazakhstan	104.3	94.6	70.4	55.3	—
Ukraine	231.8	163.2	149.7	36.2	—

Tajikistan		238.9		220.6		121.1		—	—
Uzbekistan		287.8		274.0		320.5		—	—
Armenia		152.1		169.9		178.0		—
Georgia		113.6		102.5		—		—
Monthly average revenue per mobile subscriber (“ARPU”)
Russia	US$	13.9	US$	12.6	US$	9.6	US$	8.5
Kazakhstan	US$	11.7	US$	13.1	US$	12.6	US$	11.3
Ukraine	US$	7.6	US$	4.7	US$	5.0	US$	4.3
Tajikistan	US$	9.5	US$	9.7	US$	6.8
Uzbekistan	US$	6.4	US$	7.1	US$	11.9
Armenia	US$	14.6	US$	16.7	US$	17.0
Georgia	US$	9.0	US$	7.4		—
Churn rate(6)
Russia		34.6%		32.9%		35.4%		30.4%	29.3%
Kazakhstan		31.5%		23.5%		32.8%		30.3%	19.0%
Ukraine		84.0%		61.8%		18.6%		—	—
Tajikistan		42.8%		4.6%		95.1%		—	—
Uzbekistan		55.6%		61.7%		44.9%		—	—
Armenia		106.2%		49.7%		9.1%		—	—
Georgia		47.2%		1.0%		—		—	—
Number of GSM base stations(7):
Russia		26,633		22,088		19,241		15,659	10,659
Kazakhstan		3,119		2,291		1,791		1,126	586
Ukraine		3,015		2,294		1,653		596	—
Tajikistan		494		326		107		6	—
Uzbekistan		1,573		928		626		—	—
Armenia		503		379		205		—	—
Georgia		514		215		—		—	—
End of period broadband subscribers(8):
Russia		1,181,916		—		—		—	—
Ukraine		24,147		—		—		—	—
Total broadband subscribers		1,206,063		—		—		—	—
Monthly average revenue per broadband subscriber (“broadband ARPU”)(9)
Russia	US$	15.2		—		—		—	—
Ukraine	US$	15.3		—		—		—	—

(1)	Estimated population statistics for the year 2008 and 2007 for all countries were published by the Interstate Statistical Committee of the CIS. For the years 2006, 2005 and 2004, estimated population statistics for Russia were published by the Federal State Statistics Service, or Goskomstat, of Russia; estimated population statistics for Kazakhstan were published by the Statistics Agency of Kazakhstan; estimated population statistics for Ukraine were published by Goskomstat of Ukraine; and estimated population statistics for Uzbekistan, Armenia and Georgia were provided by our company.
(2)	For the years 2008 and 2007, estimated mobile subscriber statistics for all countries were provided by AC&M Consulting, a management consulting and research agency specializing in the telecommunications industry in Russia and the CIS. For the years 2006 and 2005, estimated registered mobile subscriber statistics for Russia and Ukraine were published by AC&M Consulting. For the year 2004, estimated registered mobile subscriber statistics for Russia and Ukraine were provided by our company. Estimated registered mobile subscriber statistics for Kazakhstan, Uzbekistan, Tajikistan, Armenia and Georgia for the years 2006, 2005 and 2004 were provided by our company.
(3)	For the years 2006 and 2005, penetration rates for Russia and Ukraine are based on data provided by AC&M Consulting. Penetration rates for all other countries for the years 2006 and 2005 and all countries for the years 2008, 2007 and 2004 are calculated by dividing the total estimated number of mobile subscribers in each relevant area (see Note (2)) by the total estimated population in such area (see Note (1)) as of the end of the relevant period.
(4)	For the years 2008, 2007, 2006 and 2005, market share of subscribers for each relevant area (Russia, Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Armenia and Georgia) is based on data provided by AC&M Consulting. Market share of subscribers for the year 2004 is based on our company’s estimates. Starting from January 1, 2008 VimpelCom’s subscriber market share is being reported solely on the basis of active subscribers, while previously it was based on registered subscribers. The drop in the reported market share in 2008 as compared to 2007 is caused by the change of reporting methodology.
(5)	Monthly MOU is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of subscribers during the period and dividing by the number of months in that period.

(6)	Churn rate for 2008 is based on active subscribers while churn for previous years was reported on the basis of registered subscribers. We define our churn of active subscribers as the number of active subscribers who left active base over the reported period expressed as a percentage of the midpoint of active base at the beginning and at the end of the period. The total number of churned subscribers is calculated as a difference between sales in the reported period and changing of active base for reported period. For previous periods we defined our churn rate of registered subscribers as the total number of registered subscribers disconnected from our network within a given period expressed as a percentage of the midpoint of registered subscribers in our network at the beginning and end of that period. Contract subscribers were disconnected if they had not paid their bills for up to two months. Prepaid subscribers were disconnected in two cases: (1) an account had been blocked after the balance drops to US$0 or below for up to six months or (2) an account showed no chargeable transaction for up to ten months. The exact number of months prior to disconnection varied by country and depended on the legislation and market specifics. Migration between prepaid and contract forms of payment was technically recorded as churn, which contributed to our churn rate even though we did not lose those subscribers. Similarly, prepaid customers who changed tariff plans by purchasing a new SIM card with our company were also counted as churn. Policies regarding the calculation of churn differ among operators.
(7)	Including 3G base stations.
(8)	Broadband subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months. Such activities include monthly internet access using FTTB, xDSL and WiFi technologies as well as mobile home internet service via USB modems.
(9)	We calculate broadband ARPU as service revenue generated by broadband subscribers during the relevant period divided by the average number of the Company’s broadband subscribers during the period and divided by the number of months in that period.

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

We have substantial amounts of outstanding indebtedness. As of December 31, 2008, the aggregate principal on our total outstanding indebtedness was approximately US$8,442.9 million. For more information regarding our outstanding indebtedness, see the sections of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities.”

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

If we do not generate sufficient cash flow from operations in order to meet our debt service obligations, we may have to undertake alternative financing plans to alleviate liquidity constraints, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital expenditures or seeking additional capital. We cannot assure you that any refinancing or additional financing would be available on acceptable terms, or that assets could be sold, or if sold, the timing of the sales and whether the proceeds realized from those sales would be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, could materially adversely affect our business, financial condition, results of operations and business prospects.

Covenants in our debt agreements could impair our liquidity and our ability to expand or finance our future operations.

The loan agreements and vendor financing agreements under which we borrow funds (as set forth in further detail in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities”) contain a number of different covenants that impose on us certain operating and financial restrictions. Some of these covenants relate to the financial performance of our company, such as the level of earnings, debt, assets and shareholders equity. Other covenants limit the ability of, and in some cases prohibit, among other things, our company and certain of our subsidiaries from incurring additional indebtedness, creating liens on assets, entering into business combinations or engaging in certain activities with companies within our group. A failure to comply with these covenants would constitute a default under these relevant loan and vendor financing agreements and could trigger cross payment default/cross acceleration provisions under some or all of these agreements discussed above. In the event of such a default, the debtor’s obligations under one or more of these agreements could, under certain circumstances, become immediately due and payable, which could have a material adverse effect on our business, our liquidity and our shareholders’ equity.

We may not be able to raise additional capital.

The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth over the period, capital expenditures, our acquisition plans and our ability to continue to generate sufficient amounts of revenue and ARPU growth. If we incur additional indebtedness, the related risks that we now face could increase. Specifically, we may not be able to generate enough cash to pay the principal, interest and other amounts due under our indebtedness. Due to a variety of factors, including a significant tightening in credit standards, deterioration in the availability of financing, or significant rise in interest rates in Russia, the United States or the European Union, we may not be able to borrow money within the local or international capital markets on acceptable terms or at all. As a result, we may be unable to make desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations, which could materially adversely affect our business, financial condition and results of operations.

Our debts denominated in foreign currencies expose us to foreign exchange loss and convertibility risks.

We have introduced Russian ruble denominated mobile and fixed-line tariff plans throughout our license areas in Russia and we denominate tariffs in local currencies in most of our CIS operations. As we continue to have U.S. dollar- and Euro-denominated debts and continue to buy our telecommunications equipment in foreign currencies, we are exposed to higher foreign exchange loss risks related to the varying exchange rate of the Russian ruble and local CIS currencies against the U.S. dollar or Euro. Unless properly hedged, these risks could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will be able to effectively hedge currency fluctuations due to the cost or availability of hedging instruments. Also, the imposition of exchange controls or other similar restrictions on currency convertibility in the CIS countries could limit our ability to convert currencies in a timely manner or at all, which could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in the value of the Russian ruble and CIS currencies against the U.S. dollar, as well as our ability to convert our revenues, could materially adversely affect our business, financial condition and results of operations.

A significant amount of our costs, expenditures and liabilities are denominated in U.S. dollars, including capital expenditures and borrowings. We are required to collect revenues from our subscribers and from other Russian telecommunications operators for interconnect charges in Russian rubles, and there may be limits on our ability to convert these Russian rubles into foreign currency. We hold part of our readily available cash in U.S. dollars and Euros in order to manage against the risk of Russian ruble devaluation. Even though we have entered into forward and option agreements to hedge some of our financial obligations, if the U.S. dollar value of the Russian ruble were to dramatically decline, we could have difficulty repaying or refinancing our foreign currency denominated indebtedness. Significant changes in the Russian ruble to the value of the U.S. dollar or the Euro, unless effectively hedged, could result in significant variability in our earnings and cash flows. There can be no assurance that we will be able to effectively hedge currency fluctions due to the cost or availability of hedging instruments. An increase in the Russian ruble value of the U.S. dollar could, unless effectively hedged, result in a net foreign exchange loss due to an increase in the Russian ruble value of our U.S. dollar denominated liabilities. In turn, our net income could decrease. Accordingly, fluctuations in the value of the Russian ruble against the U.S. dollar could materially adversely affect our business, financial condition and results of operations. For more information about the market risks we are exposed to as a result of foreign currency exchange rate fluctuations, please see the section of the Annual Report on Form 20-F entitled “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

In Kazakhstan, our costs, expenditures and current liabilities are denominated in the Kazakh tenge. Although our tariffs are also denominated in the Kazakh tenge, our subsidiary KaR-Tel has significant long-term financial liabilities denominated in the U.S. dollar. Similar to Kazakhstan, our costs, expenditures, current liabilities and tariffs in Ukraine are denominated in the Ukrainian hryvnia, but our subsidiary, Closed Joint Stock Company “Ukrainian RadioSystems,” or URS, has significant long-term financial liabilities denominated in the U.S. dollar. If the U.S. dollar value of the Kazakh tenge or the Ukrainian hryvnia declines, we could have difficulty repaying or refinancing our foreign currency denominated indebtedness, which could have a material adverse effect on our business, financial condition and results of operations. Also, the imposition of exchange controls or other similar restrictions on currency convertibility in Kazakhstan, Ukraine, Uzbekistan and other CIS countries could limit our ability to convert currencies in a timely and profitable manner, which could adversely affect our business, financial condition and results of operations.

Telenor and Alfa Group each beneficially owns a significant portion of our equity, which allows each of them to block shareholder decisions requiring a 75.0% vote, and their nominees to our board of directors can block board decisions requiring a supermajority vote.

Two of our beneficial shareholders, Telenor East Invest AS, or Telenor, and Eco Telecom Limited, part of the Alfa Group of companies, or the Alfa Group, each beneficially owns enough voting stock to block shareholder decisions that require at least a 75.0% majority vote. Telenor has reported that it beneficially owned 29.9% of our voting capital stock and Alfa Group has reported that it beneficially owns 44.0% of our voting capital stock. There is a risk that either of them could use its greater than 25.0% beneficial ownership of our voting capital stock to block certain shareholder decisions in a manner that may not be in our best interest or in the best interest of our minority shareholders or other security holders. For more information regarding each of Telenor’s and Alfa Group’s beneficial ownership of our shares, see the section of this Annual Report on Form 20-F entitled “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

We have a limited non-compete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and from one another in Russia, the CIS or other regions, which may hinder our company’s ability to expand and/or compete in such regions and may lead to a further deterioration in the relationship between our two strategic shareholders.

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

Telenor and/or Alfa Group may have different strategies from us and from one another in pursuing development in the CIS or other regions outside of the CIS. For example, an affiliate of Telenor and a member of the Alfa Group of companies reportedly own 56.5% and 43.5%, respectively, of Joint Stock Company “Kyivstar GSM,” or Kyivstar, a mobile operator in Ukraine which competes with our Ukrainian subsidiary, URS. According to public reports, Telenor and Alfa Group have been involved in various disputes and litigations regarding their ownership of and control over Kyivstar. In addition, our company has been unsuccessfully sued in the Russian courts by Telenor challenging our company’s acquisition of URS.

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

We cannot assure you that we, Telenor and Alfa Group may not wish to pursue different strategies, including in countries where one or both of our strategic shareholders have a presence and that our strategic shareholders will not take steps to block or challenge decisions affecting our ability to expand our operations in the future. Furthermore, if and to the extent that our strategic shareholders have different expansion strategies, it could lead to a further deterioration in their relationship which could have a material adverse effect on our business, financial condition and prospects.

Our strategic shareholders are involved in various disputes and litigations which have caused a deterioration in their relationship and could lead to a further deterioration which could have a material adverse effect on our business, financial condition and prospects and which could subject our company to further claims.

According to public reports, Telenor and Alfa Group have been involved in various disputes and litigations regarding their ownership of and control over Kyivstar. In addition, according to public reports, Alfa Group has commenced an arbitration in Geneva against Telenor claiming damages for breach of the shareholders agreement between Alfa Group and Telenor relating to VimpelCom in connection with alleged delays in our completion of the acquisition of URS. Telenor has also filed a claim in the U.S. federal court against several companies within the Alfa Group alleging violations of U.S. securities laws in connection with certain purchases of our securities. We are not a party to this arbitration or court proceeding. Furthermore, the Eighth Arbitrazh Apellate Court in Omsk has held Telenor liable for approximately US$1.7 billion in damages payable to our company in connection with a court case, or the Farimex Case, brought against Telenor by Farimex Products, Inc., the purported holder of 25,000 of our ADSs. While we were named a third party to the case, we have not participated in the proceedings to date. Under Russian law, a person named as a third party to a claim is generally a person potentially interested in the case who can participate in the proceedings if it so chooses. The claim alleges, among other things, damages caused to our company by the actions of Telenor with regard to delaying our entrance into the Ukrainian telecommunications market. Press reports state that Telenor believes that Farimex is linked to Alfa Group and that Alfa Group denies any such links. Telenor has stated that it has appealed the court’s decision. In addition, in connection with the US$1.7 billion judgment rendered against Telenor by the Eighth Arbitrazh Apellate Court in the Farimex Case, the court bailiff has arrested 15.3 million of our ordinary shares owned by Telenor. We understand that these shares can, under certain circumstances, be sold by the court bailiff to satisfy the court judgment. We also understand that the court bailiff may transfer the shares to us to the extent that they cannot be sold to satisfy the court judgment within a certain period of time. We are monitoring the case and are studying what, if any, consequences (including possible tax consequences) may arise from the judgment. We received a letter from Telenor, dated March 31, 2009, addressed to our former CEO, relating to the Farimex Case. In the letter, Telenor alleges that in connection with the Farimex Case there have been gross violations of Telenor’s procedural and substantive rights, and states, among other things, that they expect that VimpelCom would publicly denounce the Farimex Case and publicly state that it will have nothing to do with the case or any proceeds from the Farimex Case. Telenor also stated in the letter that if for any reason we accept, whether actively or through our own inaction, the payment of proceeds of enforcement of the Farimex Case, Telenor will not hesitate to pursue whatever remedies against us (and, if appropriate, any of our management involved, personally) as may be available to Telenor in the United States and Europe, or before any transnational courts or agencies. On April 3, 2009, we responded to Telenor’s letter and stated, among other things, that if and when we are faced with a decision respecting the outcome or implications of the Farimex Case, we, of course, will act in accordance with all applicable laws, rules and regulations and in the best interests of our shareholders and that we will protect our reputation and will defend our company and our officers and directors against actions taken against us or them.

To the extent that our strategic shareholders continue to engage in disputes and litigations in connection with the matters described above or with other matters, it could lead to a further deterioration in their relationship which could have a material adverse effect on our business, financial condition and prospects and could lead to further claims being made against our company by our strategic shareholders or others, which in turn could result in a material adverse effect on our business, financial condition and prospects. For more information about litigation relating to Telenor and Alfa Group, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings.”

A disposition by one or both of our strategic shareholders of their respective stakes in our company or a change in control of our company, including as a result of any forced sale of Telenor’s stake in connection with the Farimex Case, could harm our business.

Under certain of our debt agreements, we have “change of control” provisions that may require us to make a prepayment if certain parties acquire beneficial or legal ownership of or control over more than 50.0% of the shares in our company. These changes of control provisions generally exclude acquisitions of shares by reputable international telecommunications operators with at least a minimum specified debt rating. If a change of control is triggered and we fail to make any required prepayment, this could lead to an event of default, and could trigger cross default/cross acceleration provisions under certain of our other debt agreements. In such event, our obligations under one or more of these agreements could become immediately due and payable, which would have a material adverse effect on our business, financial condition and results of operations.

Alfa Group has disclosed that its affiliate, Eco Telecom, has pledged all of our common shares, preferred shares and ADSs owned by it as security in connection with a US$2.0 billion loan from the “Bank for Development and Foreign Economic Affairs, or Vnesheconombank, a Russian state bank. In addition, as discussed in the immediately prior risk factor, in connection with the US$1.7 billion judgment rendered against Telenor in the Farimex Case, the court bailiff has arrested 15.3 million of our ordinary shares owned by Telenor. We understand that these shares can, under certain circumstances, be sold by the court bailiff to satisfy the court judgment. For more information about these matters, please see the section of this Annual Report on Form 20-F entitled “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 4—Information on the Company—Legal Proceedings.” If Telenor or Alfa Group were to dispose of their stakes in VimpelCom, either voluntarily or involuntarily through, for example, a sale of Telenor’s shares by the court bailiff or the foreclosure on the Eco Telecom’s pledged shares, respectively, our company may be deprived of the benefits and resources that it derives from Telenor and Alfa Group, respectively, which could have a material adverse effect on our business, financial condition and results of operations.

We may not realize the anticipated benefits from acquisitions and we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with acquisitions.

The actual outcome of acquisitions, including, without limitation, our recent acquisitions of a minority stake in Euroset Group (“Euroset”), a mobile retail chain, a minority stake in Joint Stock Company GTEl-Mobile (which holds a GSM license in Vietnam) (“GTEL-Mobile”), Sotelco Ltd. (which holds a GSM license in Cambodia) (“Sotelco”), Limited Liability Company “Dominanta” (which holds a mobile digital television license in the DVB-H standard) and Golden Telecom and Golden Telecom’s recent acquisitions of a number of companies including Limited Liability Company “Kolangon-Optim” which holds digital television licenses in the DVB-T standard, and their effect on our company and the results of our operations may differ materially from our expectations as a result of the following factors, among others:

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

Our company may still pursue a strategy that includes additional expansion. Any future acquisitions or investments could be significant and in any case could involve risks inherent in assessing the value, strengths and weaknesses of such opportunities, particularly if we are unable to conduct thorough due diligence prior to the acquisition. Such acquisitions or investments may divert our resources and management time. We cannot assure you that any acquisition or investment could be made in a timely manner or on terms and conditions acceptable to us.

A deterioration in macroeconomic conditions could require us to write down goodwill on certain of our assets.

When we purchase a company, we record the difference between the fair value of the assets and the purchase price as goodwill. This goodwill is subject to impairment tests on an ongoing basis. We had goodwill impairment charges of US$315.0 million in our fixed operations in Russia and US$53.8 million in our Ukrainian mobile operations in 2008. A deterioration in macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to further write down the value of the goodwill. A write down in goodwill could impact the covenants under our debt agreements and could lead to a material adverse effect on our business, financial condition and results of operations.

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

In addition, our new corporate strategy is based on certain beliefs and assumptions, among others, that the mobile and fixed-line assets of VimpelCom and Golden Telecom are complementary, that consumer Internet penetration in our markets is set to grow significantly and that the combination of each company’s respective telecommunications assets will enable us to develop and deliver bundled telecommunications products and take advantage of cross-selling opportunities to grow our mobile and fixed-line subscriber bases. If any of our beliefs or assumptions proves to be incorrect or if we are unable to effectively execute our strategy, the return on our substantial investment in Golden Telecom may not materialize and our business, financial condition and results of operations would be materially adversely affected.

Our revenues are often unpredictable and our revenue sources are short-term in nature.

Future revenues from our prepaid mobile subscribers, our primary source of revenues, and our contract mobile subscribers are unpredictable. We do not require our prepaid mobile subscribers to enter into long-term service contracts and cannot be certain that they will continue to use our services in the future. We require our contract mobile subscribers to enter into service contracts; however, many of these service contracts can be cancelled by the subscriber with limited advance notice and without significant penalty. Our churn rate, which is the number of mobile subscribers disconnected from our mobile network within a given period expressed as a percentage of the midpoint of the number of subscribers at the beginning and end of that period, fluctuates significantly and is difficult to predict. Our churn rate was 38.2% (based on active base), 34.1% and 35.1% in 2008, 2007 and 2006, respectively. Consumption of mobile telephone services are driven by the level of consumer discretionary income. A deterioration in the economic situation could cause subscribers to have less discretionary income, thus affecting their spending on our services. The loss of a larger number of subscribers than anticipated could result in a loss of a significant amount of expected revenues. Because we incur costs based on our expectations of future revenues, our failure to accurately predict revenues could adversely affect our business, financial condition, results of operations and business prospects.

We have experienced substantial growth and development in a relatively short period of time.

Over the course of the last four fiscal years, we have acquired companies in Armenia, Georgia, Uzbekistan, Tajikistan, Ukraine and Cambodia as well as in several regions of Russia. We have also entered into a joint venture in Vietnam. Most significantly, we acquired Golden Telecom, thereby entering the fixed-line voice, data and broadband markets in Russia and certain other countries of the CIS. Management of this growth has required significant managerial and operational resources and is likely to continue to do so. If we are unable to successfully manage our growth and efficiently integrate our acquisitions, our further development could be hampered and our business, financial condition and results of operations could suffer.

We could be subject to claims by the Russian tax inspectorate that could have a material adverse effect on our business.

We have been subject to substantial claims by the Russian tax inspectorate with respect to other tax years for which we have been audited in the past. These claims have resulted in additional payments, including fines and penalties, by our company to the tax authorities. We have challenged and are currently challenging certain claims by the Russian tax inspectorate in court. For more information regarding tax claims and their effects on our financial statements, see the sections of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings” and “Item 5—Operating and Financial Review and Prospects” and Note 21 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F. Tax audits both in Russia and in other countries in which we operate are conducted regularly. In addition, for more information concerning the tax risks we face, see the risk factor in this section entitled “—Risks Related to the Legal and Regulatory Environment in Russia and the CIS—Unpredictable tax systems give rise to significant uncertainties and risks that complicate our tax planning and business decisions.”

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

Our competitors, including MTS, MegaFon, GSM Kazakhstan and others, may receive preferential treatment from the regulatory authorities and benefit from the resources of their shareholders, potentially giving them a substantial competitive advantage over us. Additionally, current or future relationships among our competitors and third parties may restrict our access to critical systems and resources. New competitors or alliances among competitors could rapidly acquire significant market share. We cannot assure you that we will be able to forge similar relationships or successfully compete against them.

Increased competition and a more diverse subscriber base in our mobile business could impact the average monthly service revenues per subscriber, which may have a material adverse effect on our results of operations.

Our average monthly service revenues per subscriber, or ARPU, significantly varies depending on the country of operations. In Russia, our ARPU increased from US$12.6 as of December 31, 2007 to US$13.9 as of December 31, 2008, in Kazakhstan ARPU declined from US$13.1 as of December 31, 2007 to US$11.7 as of December 31, 2008.

We cannot assure you that our ARPU will grow in the future. As subscriber growth rates slow, we are increasingly reliant on revenue growth for our operations to continue to expand. Our business strategy contemplates such growth and we are expending significant resources to increase our revenues, particularly by marketing new products and value added services to both our existing subscribers and new corporate and business subscribers. If we are unsuccessful in our marketing campaigns or the services we introduce are not well received by consumers, we will not generate the revenue anticipated and our ARPU may decline, which may materially adversely affect our business, financial condition and results of operations.

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

To successfully manage our business, we depend in large part upon our ability to attract, train, retain and motivate highly skilled employees and management. There is significant competition for such employees, particularly during economic downturns such as the one we are currently experiencing. We may lose some of our most talented personnel to our competitors. If we cannot attract, train, retain and motivate qualified personnel, then we may be unable to successfully manage our business or otherwise compete effectively in the telecommunications industry, which could have a material adverse effect on our business, financial condition, results of operations and business prospects.

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

On January 10, 2005 KaR-Tel, received an “order to pay” issued by the Savings Deposit Insurance Fund, or the Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies, in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.6 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). Our company believes that the order to pay is without merit, has filed a petition for cancellation of the order to pay and continues to contest the order. However, there can be no assurance that KaR-Tel will prevail in its petition for the cancellation of the order to pay or that we will not be subject to protracted litigation with the Fund or others. The adverse resolution of this matter and any other matter that may arise in connection with the order to pay issued by the Fund or any other claims made by the Fund or the former shareholders of KaR-Tel, could have a material adverse effect on our business, financial condition and results of operations, including an event of default under some or all of our outstanding indebtedness. For more information about our litigation relating to KaR-Tel, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings.”

We may be subject to claims in connection with Sky Mobile.

On February 13, 2008, we advanced to Crowell Investments Limited, or Crowell, a loan in the principal amount of US$350.0 million for a term of 18 months at an interest rate of 10.0%. Crowell owns 25.0% of KaR-Tel’s parent company, Limnotex Developments Limited, or Limnotex, where VimpelCom owns the remaining 75.0%. To secure its borrowing, Crowell gave us a security interest over 25.0% of the shares of Limnotex. The loan agreement was entered into after Crowell acquired the entire issued share capital of the parent company of Limited Liability Company Sky Mobile (“Sky Mobile”), a mobile operator in Kyrgyzstan. In connection with the loan, Crowell granted our company two call options over the entire issued share capital of Sky Mobile’s parent company. In March 2008, KaR-Tel and Sky Mobile entered into a management agreement pursuant to which KaR-Tel will assist in operation and management of Sky Mobile’s mobile network and will assist Sky Mobile, on an exclusive basis, with provision of products and services in Kyrgyzstan.

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

We are required to meet certain terms and conditions under our licenses, including meeting certain conditions established by the legislation regulating the communications industry. For more information on our licenses and their related requirements, please see the sections of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Mobile Telecommunications Licenses,” “Item 4—Information on the Company—Fixed-line, Data and Long Distance Licenses” and “Item 4—Information on the Company—Regulation of Telecommunications”.

If we fail to comply with the conditions of our licenses or with the requirements established by the legislation regulating the communications industry, or if we do not obtain permits for the operation of our equipment, use of frequencies or additional licenses for broadcasting directly or through agreements with broadcasting companies, we anticipate that we would have an opportunity to cure any non-compliance. However, we cannot assure you that we will receive a grace period, and we cannot assure you that any grace afforded to us would be sufficient to allow us to cure any remaining non-compliance. In the event that we do not cure any remaining non-compliance, the applicable regulator could decide to suspend and seek termination of the license. The occurrence of any of these events could materially adversely affect our ability to build out our networks in accordance with our plans and could harm our reputation. Our subsidiary in Kazakhstan has not fully complied with the coverage conditions of its GSM license.

If we fail to fulfill the specific terms of any of our licenses, frequency permissions or other governmental permissions or if we provide services in a manner that violates applicable legislation, government regulators may levy fines, suspend or terminate our licenses, frequency permissions, or other governmental permissions or refuse to renew licenses that are up for renewal. A suspension and the subsequent termination of GSM licenses, 3G license, Long distance and international services license or refusal to renew our licenses could materially adversely affect our business, financial condition and results of operations.

Our licenses are granted for specified periods and they may not be extended or replaced upon expiration.

All of our licenses are granted for specified terms, and we can give you no assurance that any license will be renewed upon expiration. Our super-regional GSM licenses in Russia will expire in 2012 and 2013, our territorial GSM licenses in Russia will expire in various years from 2010 to 2012 and our mobile licenses in the CIS will expire in various years from 2009 to 2021. Our 3G license in Russia will expire in 2017. Golden Telecom’s telecommunications licenses expire in various years from 2009 to 2013. If renewed, our licenses may contain additional obligations, including payment obligations, or may cover reduced service areas or scope of service.

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

If our licenses for provision of telecommunications services or frequency allocations are not renewed, our business could be materially adversely affected. For more information, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Mobile Telecommunications Licenses.”

We face uncertainty regarding payments for frequency allocations under the terms of some of our licenses.

We are required to make payments for frequency allocations under the terms of our licenses. In some cases, these frequency allocation payments have been substantial. Though we have not been charged significant fees for frequency allocations in our license areas since 1998, we cannot assure you that in the future we will not be required to make substantial payments for additional frequency channels that we use or need, which could negatively affect our financial results. The loss or suspension of many of our frequency allocations could affect our ability to provide services and materially adversely affect our business, financial condition and results of operations. For more information, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Regulation of Telecommunications.”

Our ability to provide telecommunications services would be severely hampered if our access to local and long distance line capacity was limited or if the commercial terms of our interconnect agreements were significantly altered.

Our ability to secure and maintain interconnect agreements with other wireless and local, domestic and international fixed-line operators on cost-effective terms is critical to the economic viability of our operations. Interconnection is required to complete calls that originate on our respective networks but terminate outside of our respective networks, or that originate from outside our networks and terminate on our respective networks. A significant increase in our interconnect costs or a lack of available line capacity for interconnection could have a material adverse effect on our ability to provide services. We anticipate that Russian fixed-line providers will significantly increase their interconnect costs in the near future in response to recent significant increases in the Ruble inflation rate.

In April 2006, we received a license for long distance and international communications services in Russia. The license is valid for a period of seven years and contains the customary conditions for licenses of this kind, including a start-of-service requirement of September 12, 2008. VimpelCom made a request concerning extension of start-of-service date and then received a letter of February 20, 2009 from Roskomnadzor extending the start-of-service date of long distance and international license. We requested and obtained an extension of the start-of-service requirement until August 12, 2009 because there are no available access codes. VimpelCom has received a letter from the Ministry which stated that VimpelCom had the right to provide traffic transmission services of the connected networks of other communications operators while using its own long distance and international telephone communications network and having permits for communications installations operation, issued in accordance with the established procedure.

Currently, long distance and international communications services are provided by LLC EDN Sovintel which is a wholly-owned indirect subsidiary of VimpelCom. Our major competitors in the area of mobile communications have also received or will receive licenses to provide long distance and international communications services but we understand that they have not received access codes. We may encounter difficulties in changing our infrastructure and expanding and operating our networks if, among other things, we fail to obtain sufficient and reliable transmission capacity.

our infrastructure and expanding and operating our networks if, among other things, we fail to obtain sufficient and reliable transmission capacity. Currently, long distance and international communications services are provided by LLC EDN Sovintel which is a wholly-owned indirect subsidiary of VimpelCom.

We face uncertainty regarding our frequency allocations, equipment permits and network registration, and we may experience limited spectrum capacity for providing wireless services.

We have in the past been unable to obtain frequency allocations necessary to test or expand our networks. For example, our applications for GSM-900 frequencies in five regions within the Urals super-region and eight regions in the Northwest super-region were denied. Further, we were denied a grant of GSM-900, GSM-1800 frequencies in the Far East super-region and E-GSM frequencies throughout all of Russia by Russia’s State Radio Frequency Commission, or the SRFC. Although our company received frequencies in three regions within the Far East super-region through tenders conducted in 2007, our company was denied frequencies for eight other regions within the Far East super-region. The Federal Antimonopoly Service has declared that the terms of these tenders violated Russian antimonopoly law and, together with our company, filed a lawsuit challenging the results of the tenders. This lawsuit and a related lawsuit by a regulatory agency seeking invalidation of the Federal Antimonopoly Service declaration are pending. These proceedings could result in our company losing the frequencies allocated to us pursuant to the tenders, and we cannot provide any assurance that our company will obtain additional frequencies in the Far East super-region. For more information about this litigation, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings.”

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

The laws of Russia and the CIS (except Georgia) prohibit the operation of telecommunications equipment without a relevant permit from the appropriate regulatory body. It is frequently not possible for us to procure all of the permissions and registrations for each of our base stations, including registration of our title to land plots underlying our base stations and constructions permits, or other aspects of our network before we put the base stations into operation or to amend or maintain all of the permissions when it is necessary to change the location or technical specifications of our base stations. At times, there can be a number of base stations or other communications facilities and other aspects of our networks for which we do not have final permission to operate. This problem may be exacerbated if there are delays in issuing necessary permits.

We also regularly receive notices from Russian and CIS regulatory authorities warning us that we are not in compliance with aspects of our licenses and permits and requiring us to cure the violations within a certain time period. We have closed base stations on several occasions in order to comply with regulations and notices from regulatory authorities. Any failure by our company to cure such violations could result in the applicable license being suspended and subsequently revoked. Although we generally take all necessary steps to comply with any license violations within the stated time periods by switching off base stations that do not have all necessary permits until such permits are obtained, we cannot assure you that our licenses will not be suspended and subsequently revoked in the future. If we are found to operate telecommunications equipment without an applicable permit, we could experience a significant disruption in our service or network operation and this would have a material adverse effect on our business, financial condition and results of operations.

It may be more difficult for us to attract new mobile subscribers in the regions of Russia and the CIS than it is for our competitors that established a local presence prior to the time that our company did.

We do not possess a “first mover advantage” in most of the geographic areas where we operate. In many cases, we have been the second, third, or fourth mobile operator to enter a particular market. As a result, it may be more difficult for our company to attract new subscribers than it is for our competitors (including MTS and MegaFon and their respective affiliates in Russia and the CIS) that entered markets and established a local presence in some cases years before we did. The mobile markets outside Russia are significant to our company, as the rate of subscriber growth in Russia has significantly slowed as a result of oversaturation. If we are not successful in penetrating markets where we operate, our business may be materially adversely affected.

We are in competitive industries and we may face greater competition as a result of market and regulatory developments.

The issuance of additional telecommunications licenses or the implementation of new technology in any of the license areas in which we operate could greatly increase competition and threaten our business. For example, in 2007 our competitors, Tele2 and Sky Link, were reported to have been awarded GSM licenses in parts of Russia and the CIS. In addition, a third GSM license was recently issued in Kazakhstan, resulting in increased competition in the Kazakh market. An additional GSM license has been issued in Armenia, and the government of Armenia has recently liberalized the fixed line market in Armenia, which will result in increased competition. Competitors that are able to operate telecommunications networks that are more cost effective than ours may have competitive advantages over us, which could harm our business. We may also face competition from other communications technologies. Additionally, Internet protocol telephony may provide competition for us in the future. The increased availability or marketing of these technologies could reduce our subscribers and materially adversely affect our business, financial condition and results of operations.

Providers of traditional fixed-line telephone services and mobile operators that have obtained fixed-line licenses may compete with us as their services improve. The fixed-line market has historically been dominated by Svyazinvest in Russia, Kazakhtelecom in Kazakhstan, Ukrtelecom in Ukraine, Uzbektelecom in Uzbekistan and Tajiktelecom in Tajikistan all former state monopoly telecommunications services providers. These companies and other established competitors, such as Rostelecom, have significant competitive advantages over our fixed-line operations, including:

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

We may enter into strategic partnerships and joint ventures with other companies to develop our business and expand our operations beyond the CIS. For example, in July 2008 we entered into a joint venture to provide mobile services in Vietnam. In October 2008 we acquired a minority stake in Euroset, a mobile handset retailer and dealer for major mobile network operators in Russia. For more information about the joint venture in Vietnam and our acquisition of a minority stake in Euroset, please see the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing activities—2008.”

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

•	risk inherent in the business of the partnership or joint venture itself, such as funding and liquidity;

•	diversion of resources and management time;

•	potential joint and several or secondary liability for transactions and liabilities of the partnership or joint venture entity;

•	the difficulty of maintaining uniform standards, controls, procedures and policies; and

•	the loss of a strategic or joint venture partner and the associated benefits, such as insight into operating a business in an economic, social and political environment that is unfamiliar to us.

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

Russia has experienced periods of high levels of inflation since the early 1990s. Inflation increased dramatically following the August 1998 financial crisis, reaching a rate of 84.4% in 1998. In the following years inflation steadily declined to reach 9.0% in 2006. However, inflationary pressure on the Russian ruble remains significant, as evidenced by the increase in the inflation rate in 2007 to 11.9% and in 2008 to 13.3%. The inflation rate may increase at a more rapid pace in 2009 as a result of the worldwide economic downturn. Our profit margins could be adversely affected if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, which may become more difficult as we attract more mass market subscribers and our subscriber base becomes more price sensitive. Inflationary pressure in Russia and the other CIS countries where we have operations could materially adversely affect our business, financial condition and results of operations.

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

Anti-monopoly and consumer protection regulators in Russia and the CIS have oversight over consumer affairs and advertising. We have received notices from the Russian and Armenian anti-monopoly regulators and the consumer protection regulators alleging violations of competition regulations, consumer rights and advertising regulations in the past. We are currently in the process of resolving certain issues raised by the Russian regulators regarding, for instance, our advertising of certain promotions and some of the terms of our subscriber agreements. Regulatory measures taken in response to violations may include the requirement to discontinue certain advertisements or to amend our subscriber agreements, or the imposition of fines, tariffs or restrictions on acquisitions or on other activities, such as contractual obligations.

Anti-monopoly regulators in Russia and the CIS are also authorized to regulate companies deemed to be a dominant force in, or a monopolist of, a market. Because the law does not always clearly define “market” in terms of either services provided or geographic area of activity, it is difficult to determine under what circumstances we could be subject to these or similar measures. However, in 2002, we were entered into the register of business entities for having a market share in the telecommunications market in the Moscow license area of over 35.0%. On April 8, 2009 antimonopoly body by its order had excluded our Company from the regional section of the Register for Moscow region in connection with entering VimpelCom into the Federal register in accordance with the antimonopoly body order of the same date of April 8, 2009 as in more detail set out below. In October 2006, a new law “On Protection of Competition” became effective, which introduced new criteria pursuant to which the Russian anti-monopoly regulators may determine that a company has a dominant position in a particular market of goods or services if such company has a market share between 35.0-50.0% or over 50.0%. However, in accordance with certain provisions of the Communications Law and for purposes of application of the Law on Foreign Investment in Strategic Enterprises, which came into force on May 7, 2008, which we refer to as the Foreign Investment Law, a mobile telecommunications operator is deemed to have a dominant position if its share of the Russian mobile telecommunications market exceeds 25.0%. Our company received an order dated April 8, 2009 from the Federal Antimonopoly Service, which we refer to as the FAS Order, stating that a group of persons consisting of our company and two of our Russian subsidiaries, one of which has been merged with and into our company, has a dominant position in the Russian mobile telecommunications market as our share in this market exceeds 25.0%. Because of the inconsistencies in the laws referenced above and ambiguity in the text of the FAS Order, it is not clear whether our company may now be deemed to have a dominant position for purposes of the law “On Protection of Competition.” If our company is deemed to have a dominant position in the telecommunications market, our company could be prohibited from taking certain actions that could be viewed by the anti-monopoly regulators as abusive of our dominant position. As a result, our ability to set tariff prices may be restricted or we may be required to include provisions into our subscriber agreements that would be detrimental to our company. Thus, we may be subject to anti-monopoly regulation, which could adversely affect our business and our growth strategy.

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

Our equipment supply arrangements may be terminated or interrupted and our existing equipment and systems may be subject to disruption and failure, which could cause us to lose customers, limit our growth and violate our licenses.

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

Sale of handsets and other devices could have a negative impact on our Company.

Historically the vast majority of our revenue has come from providing telecommunications services, with relatively little of our revenue coming from sales of handsets and other devices. In 2008 we significantly increased our sale of devices by beginning to sell broadband internet modems and entering into an agreement with Apple Sales International to sell iPhones. Sales of devices tend to yield lower profit margins than sale of services and the need to maintain devices in inventory can have a negative impact on our working capital. In addition, sales of handsets are sensitive to changes in economic conditions and there can be no assurance that we will be able to fulfill our purchase commitment under the agreement with Apple Sales International. For more information, please see the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Results of Operations—Liquidity and Capital Resources—Contractual Obligations.”

Russian companies may be required to adopt a decision on liquidation when their net assets are negative.

Under Russian law, if a company’s net asset value at the end of its second or any subsequent financial year, as determined under Russian accounting standards, is less than the minimum charter capital required by law, such company must adopt a decision to liquidate. If it fails to do so within a “reasonable period,” the company’s creditors are entitled to request early termination and acceleration of the company’s obligations to them and to demand compensation of damages, and governmental agencies may seek involuntary liquidation of such company. Limited Liability Company Kolangon-Optim (“Kolangon-Optim”) had negative net assets as of December 31, 2008. We believe that this subsidiary is solvent and continues to meet all of its obligations to creditors, however, if an involuntary liquidation of our subsidiary were to occur, our business, financial condition and results of operations could be materially adversely affected.

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

Political and economic relations between Russia and the other countries of the CIS are complex and recent conflicts have arisen between the government of Russia and the governments of some of the countries of the CIS. For example, the relationship between Russia and Ukraine has been historically strained due to, among other things, Ukraine’s failure to pay arrears relating to the supply of energy resources, Russia’s introduction of an 18.0% value added tax on Ukrainian imports and provocative statements by some politicians. The relationship between Russia and Georgia has also been strained due to several ongoing disputes which resulted in military conflict in August 2008 and may lead to military and/or economic conflict in the future. Although our company operates in the CIS through local subsidiaries, governmental officials and consumers may associate our group and our brand with Russia. Any deterioration in political and economic relations between Russia and the other countries of the CIS could have a material adverse effect on our business, financial condition and results of operations.

If reform policies in Russia and the CIS are reversed, our business could be harmed and it could restrict our ability to obtain financing.

Our business, in part, depends on the political and economic policies set by the governments of the countries where we operate. For example, in recent years, the political and economic situation in Russia has been stable, which has allowed for continued economic growth. However, there is a persistent sentiment in Russia against certain private enterprises that is being encouraged by a number of prominent Duma deputies, political analysts and members of the media. In addition, reforms may be hindered if conflicts of interest are permitted to exist when officials are also engaged in private business, particularly when the business interests are in the industry which the officials regulate. Notwithstanding initiatives to combat corruption, Russia and the CIS, like many other markets, continue to experience corruption and conflicts of interests of officials, which add to the uncertainties we face, and may increase our costs. Any deterioration of the investment climate could restrict our ability to obtain financing in international capital markets in the future and our business could be harmed if governmental instability recurs or if reform policies are reversed.

Risks Related to the Economic Situation in Russia and the CIS

The current international economic crisis and potential economic instability in Russia and the CIS countries in which we operate could materially adversely affect our business.

Although in the past few years Russia and certain CIS economies have exhibited positive trends, such as an increase in gross domestic product and a stable and strengthening currency, in late 2008 the economies of Russia and the CIS were adversely affected by the international economic crisis associated with the U.S. subprime-mortgage crisis. Among other things, the crisis led to a slowdown in Russian GDP growth and a devaluation of the Ruble. The timing for a reversal of the current negative economic trends is difficult to predict. Because Russia and Kazakhstan produce and export large amounts of oil, the economies of these countries are particularly vulnerable to the price of oil on the world market and fluctuations in international oil prices could adversely affect these economies. The current downturn and any future downturns in the economies of Russia and the CIS could diminish demand for our services, our ability to retain existing customers and collect payments from them and could prevent us from executing our growth strategy. Such downturns could also hurt our liquidity, prevent us from obtaining financing needed to fund our expansion, which could cause our business, financial condition and results of operations to suffer.

The physical infrastructure in Russia and the CIS is in poor condition and further deterioration in the physical infrastructure could have a material adverse effect on our business.

The physical infrastructure in Russia and the CIS largely dates back to Soviet times and has not been adequately funded and maintained in recent years. Particularly affected are the rail and road networks, power generation and transmission, communications systems and building stock. The public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our subscribers and will require us to make additional capital expenditures. Additional investment is required to increase line capacity. In addition, continued growth in local, long-distance and international traffic, including that generated by our subscribers, and development in the types of services provided may require substantial investment in public switched telephone networks. Any efforts to modernize infrastructure may result in increased charges and tariffs, potentially adding costs to our business. The deterioration of the physical infrastructure harms the economies of these countries, disrupts the transportation of goods and supplies, adds costs to doing business and can interrupt business operations. These difficulties can impact us directly; for example, we have needed to keep portable electrical generators available to help us maintain base station operations in the event of power failures. Further deterioration in the physical infrastructure could have a material adverse effect on our business.

The banking systems in Russia and the CIS remain underdeveloped and there are a limited number of creditworthy banks in these countries with which our company can conduct business.

The banking and other financial systems in Russia and the CIS are not well developed or regulated, and laws relating to banks and bank accounts are subject to varying interpretations and inconsistent applications. For example, in Russia, there are a limited number of banks that meet international banking standards and the transparency of the Russian banking sector in some respects lags behind internationally accepted norms. Most creditworthy Russian banks are located in Moscow and there are fewer creditworthy Russian banks in the regions outside of Moscow. Recently, there has been an increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of the borrowers. The deficiencies in the Russian banking system, coupled with a decline in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to the current worldwide credit market downturn and economic slowdown. The credit crisis that began in the United States in the Autumn of 2008 has resulted in decreased liquidity in the Russian credit market and weakened the Russian financial system. Efforts by the Russian government to increase liquidity have been stymied by an unwillingness in the banking sector to lend to other banks and to the real economy. The current lack of liquidity and economic slowdown have raised the possibility of Russian corporate defaults and led to bank failures and downgrades of Russian banks by credit rating agencies. More bank failures and credit downgrades may result in a crisis throughout the Russian banking sector. Starting from the fourth quarter of 2008, a majority of the Russian banks experienced difficulties with funding on domestic and international markets and interest rates increased significantly. Some of the banks were unable to service their obligations and were sold to larger banks. Credit ratings of several banks have been lowered. The Russian Government has provided liquidity to the banking system but major banks have been unwilling or unable to transfer money to the economy in the form of loans. A prolonged or serious banking crisis or the bankruptcy of a number of banks, including banks in which we receive or hold our funds, could materially adversely affect our business and our ability to complete banking transactions in Russia.

The banking and financial systems in the CIS are even less developed than in Russia and may be more susceptible to the current economic downturn. Few international banks have subsidiaries in Kazakhstan, Uzbekistan, Ukraine and Armenia, and no international banks operate subsidiaries in Tajikistan and Georgia. We have attempted to mitigate our banking risk by receiving and holding funds with the most creditworthy banks available in each country. However, in the event of a banking crisis in any of these countries or the bankruptcy or insolvency of the banks from which we receive, or with which we hold, our funds could result in the loss of our deposits or negatively affect our ability to complete banking transactions in these countries, which could have a material adverse effect on our business, financial conditions and results of operations.

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

Telecommunications regulators in Russia and the CIS may impose additional levies and fees on our operations from time to time. Such payment obligations create financial burdens and we may not be able to pass related costs on to subscribers, which, in turn could have a material adverse affect on our business, financial condition and results of operations. It has been reported that Kazakh and Ukrainian authorities are each considering implementing new compulsory payments to their respective universal telecommunications services funds and that the Tajik authorities are considering implementing a significant increase in license fees for mobile telecommunications operations.

In the recent past, amendments to the Communications Law have been proposed which would have resulted in the regulation of tariffs set by mobile operators for interconnection and transfer of traffic. According to the proposed amendments, an operator will be subject to such regulation if it, together with its affiliated persons, owns at least 25.0% of the installed capacity of the operational networks that are part of the public communications network and relate to the same type of communications services technology, such as communications networks using DEF codes, within a subject territory of the Russian Federation or throughout the Russian Federation. Although the proposed amendments were not adopted, these or similar amendments may be adopted in the future and would restrict our ability to set tariffs. Such restrictions could have a material adverse affect on our business, financial condition and results of operations.

Arbitrary action by the authorities may have a material adverse effect on our business.

Governmental, regulatory and tax authorities have a high degree of discretion and at times exercise their discretion arbitrarily, without a hearing or prior notice, and sometimes in a manner that is contrary to law. In Russia, governmental actions have included unscheduled inspections by regulators, suspension or withdrawal of licenses and permissions, unexpected tax audits, criminal prosecutions and civil actions. Russian federal and local government entities have also used common defects in matters surrounding share-issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations and void transactions. Authorities also have the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or possibly terminate contracts. Although such actions have been condemned at the highest government levels, they continue to take place according to press reports.

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

Governmental agencies exercise considerable discretion in matters of enforcement and interpretation of applicable laws, decrees and regulations, the issuance and renewal of licenses, frequencies and permissions and in monitoring licensees’ compliance therewith. Communications regulators conduct periodic inspections and have the right to conduct additional unscheduled inspections during the year. We have been able to cure violations found by the regulators within the applicable grace period but were nevertheless required to pay fines. We cannot assure you that in the course of future inspections conducted by regulatory authorities, we will not be found to have violated any laws, decrees or regulations, that we will be able to cure such violations within any grace periods permitted by such notices, or that the regulatory authorities will be satisfied by the remedial actions we have taken or will take.

In Russia, we routinely receive notices with respect to violations of our GSM licenses. To the extent possible, we take measures to comply with the requirements of the notices. Nonetheless, at any given time, there may be outstanding notices with which we have not complied within the cure periods specified in the notices, primarily due to delays in the issuance of frequency permits, sanitation-epidemiological permissions, and permissions for the operation of our equipment and communication facilities in connection with the rollout of our networks (including our transportation network) by responsible regulatory authorities. Accordingly, at any given time a certain percentage of our base stations and equipment may not have all permissions required causing us to be in violation of the terms of our GSM licenses. Failure to comply with the provisions of a notice due to a delay in the issuance of such permits or permissions by the regulatory bodies at times has not been, and in the future may not be, an acceptable explanation to the authorities issuing the notices. In 2006, 2007 and 2008, in order to comply with notices from the regulator, we switched off a number of base stations that were operating without the necessary permissions. If we switch off additional base stations, the quality of service of our networks in those areas may deteriorate. We cannot assure you that we will be able to cure such violations within the grace periods permitted by such notices or that the regulator will be satisfied by the remedial actions we have taken or will take. In addition, we cannot assure you that our requests for extensions of time periods in order to enable us to comply with the terms of the notices will be granted. Accordingly, we cannot assure you that such findings by the regulator or any other authority will not result in the imposition of fines or penalties or more severe sanctions, including the suspension and subsequent termination of our licenses, frequency allocations, authorizations, registrations, or other permissions, any of which could increase our estimated costs and materially adversely affect our business.

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

In addition, on October 12, 2006, the Plenum of the Supreme Arbitration Court of the Russian Federation issued Ruling No. 53 which introduced a new concept of “unjustified tax benefit” which is defined mainly by reference to specific examples of such tax benefits, such as absence of business purpose, which may lead to disallowance thereof for tax purposes. There is no practice or guidance on interpretation of this new concept by the tax authorities or courts, but it is likely that the tax authorities will actively seek to apply this concept when challenging tax positions taken by taxpayers in Russian courts. Although the intention of this ruling was to combat abuse of tax law, in practice there is no assurance that the tax authorities will not seek to apply this concept in a broader sense than may have been intended by the Supreme Arbitration Court. Furthermore, there is a trend to broaden the application of criminal responsibility for tax violations as exemplified by Resolution No. 64 of the Russian Supreme Court, “On the practice of applying responsibility for tax crimes,” dated December 28, 2006. We are subject to periodic tax inspections that may result in tax assessments and additional amounts owed by us for prior tax periods. For more information on such risks, please see “—Risks Related to Our Business—We could be subject to claims by the Russian tax inspectorate that could have a material adverse effect on our business.” For more information about our disputes with the Russian tax authorities, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings.”

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

We could be materially adversely affected by the adoption of new laws or regulations restricting foreign participation in, or increasing state regulation of, the telecommunications industry in Russia and/or the CIS. The Foreign Investment Law places limits on the amount of foreign investment in companies that are deemed to be strategic. Pursuant to the Foreign Investment Law, a company operating in the telecommunications sector may be deemed strategic to the extent that it holds a dominant position in the Russian communications market (except for the Internet services market) or, in the case of fixed-line telecommunications, in the particular company’s market covering five or more Russian regions or covering Russian cities of federal importance. In connection with the passage of the Foreign Investment Law, amendments were adopted to certain provisions of the Communications Law which provide that with respect to mobile telecommunications, a company will be deemed to have a dominant position for purposes of application of the Foreign Investment Law if its share of the Russian mobile telecommunications market exceeds 25.0%. According to the FAS Order, the Federal Antimonopoly Service has determined that a group of persons consisting of our company and two of our Russian subsidiaries, one of which has been merged with and into our company, has a dominant position as our share of the Russian mobile telecommunications market exceeds 25.0%. As a consequence, our company is now deemed to be a strategic enterprise and, among other things, any transaction for acquisition by a foreign investor of a direct or indirect control over more than 50.0% of our voting shares will now require the prior approval of the Russian authorities pursuant to the Foreign Investment Law. There can be no assurance that the limits on foreign investment pursuant to the Foreign Investment Law would not have a material adverse effect on our business, financial condition, results of operations and prospects.

In Kazakhstan, an amendment to the law “On National Security” was adopted in July 2004 which specifically limits investments to less than 49.0% by foreign legal entities or individuals in domestic and long distance operators who own certain communications lines (including fiber optic and microwave links). The law “On Investments,” adopted in January 2003, consolidated past Kazakh legislation governing foreign investment. While these laws guarantee the stability of existing contracts, all contracts are subject to amendments in domestic legislation, certain provisions of international treaties, and domestic laws dealing with “national and ecological security, health and ethics.”

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

Although we consider our ADS holders to be the beneficial, or real, owners of the common shares underlying the ADSs and endeavor to provide our ADS holders the same rights and benefits as the holders of our common shares, Russian law is unclear about the status of ADS holders and may consider the depositary as the beneficial owner of our common shares underlying our ADSs. This would be different from the way other jurisdictions treat ADS holders. For instance, in the United States, although shares may be held in the depositary’s name or to its order, making it a “legal” owner of the shares, the ADS holders are the “beneficial” or real owners. Russian law may not make the same distinction between legal and beneficial ownership, and it may only recognize the rights of the depositary in whose name the common shares underlying the ADSs are held. This could have the following consequences, among others:

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

Additionally, Russian regulations have been enacted that restrict the total number of shares of outstanding stock allowed to circulate outside of Russia through an ADS program. Under the relevant regulations, not more than 25.0% of the total number of shares of outstanding stock of each class of a company deemed to be a strategic enterprise, such as our company, are allowed to circulate abroad. Previous ADS programs, including our existing ADS program, should be exempt under a general grandfather rule. However, in the future, we may be required to reduce the size of our ADS program or to amend the depositary agreement for the ADSs. In addition, a maximum of 70.0% of the shares to be issued in the offering for a new ADS program may be placed outside of Russia, while the remaining 30.0% must be placed inside Russia through a broker or stock exchange.

The price of our ADSs may be volatile.

Although our ADSs are currently listed on the NYSE, it is possible that an active public market for the ADSs will not be sustained. Furthermore, the price at which the ADSs trade could be subject to significant fluctuations caused by a wide variety of factors. In addition, the public markets for stock of companies providing wireless telecommunications, technology and Internet services and products have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of such companies. These market and industry factors may materially adversely affect the price of the ADSs, regardless of our operating performance. In the past, securities class action litigation has been instituted against us following periods of volatility in the market price of our securities. This type of litigation initiated against us could result in substantial costs and a diversion of management’s attention and resources.

You may not be able to benefit from the United States-Russia double tax treaty.

The Russian tax rules applicable to U.S. holders of the ADSs are characterized by significant uncertainties and by an absence of interpretive guidance. In accordance with Russian legislation, dividends paid to a non-resident holder generally will be subject to Russian withholding at a rate of 15.0% for legal entities and organizations and at a rate of 15.0% for individuals and for legal entities and organizations. This tax may be reduced to 5.0% or 10.0% for legal entities and organizations and to 10.0% for individuals under the United States-Russia double tax treaty provided that such non-resident holders are beneficial (actual) owners of dividends.

However, the Russian tax rules applicable to ADS holders are characterized by significant uncertainties. Russian tax authorities have not provided any guidance regarding the treatment of ADS arrangements, and there can be no certainty as to how the Russian tax authorities will ultimately treat those arrangements. In particular, it is unclear whether Russian tax authorities will treat U.S. holders as the beneficial owners of the underlying shares for the purposes of the United States-Russia double tax treaty. In 2006, the Ministry of Finance expressed an opinion that ADS holders (rather than the depositary) should be treated as the beneficial owners of the underlying shares for the purposes of the double tax treaty provisions applicable to taxation of dividend income from the underlying shares, provided that tax residencies of the ADS holders are duly confirmed. However, in the absence of any specific provisions in the Russian tax legislation with respect to the concept of beneficial ownership and taxation of income of beneficial owners, it is unclear how the Russian tax authorities and courts will ultimately treat the ADS holders in this regard. If the Russian tax authorities were not to treat U.S. holders as the beneficial owners of the underlying shares, then the U.S. holders would not be able to benefit from the provisions of the United States-Russia double tax treaty and would consequently face additional tax liability and we would be obliged to withhold tax at standard rates when paying out dividends. See “Item 10—Additional Information—E. Taxation—Russian Tax Considerations” for additional information.

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

A dividend in the amount of 166.88 Russian rubles per share of our common stock (or approximately US$1.60 per ADS based on the Russian Central Bank exchange rate as of March 28, 2007) for 2006 was approved at our annual general meeting of shareholders on June 29, 2007. A dividend of 270.01 Russian rubles per common share (or approximately US$0.55 per ADS, based on the Russian Central Bank exchange rate as of December 31, 2007) for 2007 was approved at our annual general meeting of shareholders on June 9, 2008. However, in April 2009, our board of directors recommended to the annual general meeting shareholders not to pay dividends on our common stock based on the results for 2008. We cannot assure you that we will pay dividends on our common stock and ADSs in the future and any decision by our company not to pay dividends or to reduce dividend payments in the future could materially adversely affect the value of our common stock or ADSs.

Our ability to pay dividends is limited by Russian law. For example, we are permitted to pay dividends only out of our net profits for the current year as calculated according to Russian accounting standards, which differs significantly from accounting principles generally accepted in the United States, which is the basis of accounting for our audited financial statements included herein. Because we may not pay dividends in the future, your return on an investment in the ADSs will likely depend on your ability to sell the ADSs for a profit. Further, if we pay dividends in the future, our reliance on external sources of financing may increase, and our ability to make capital expenditures, investments and acquisitions could be materially adversely affected.

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

Overview

We are a telecommunications operator, providing voice and data services through a range of mobile, fixed and broadband technologies. The VimpelCom group of companies includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Armenia, Tajikistan and Georgia as well as in the Socialist Republic of Vietnam and the Kingdom of Cambodia covering territory with a total population of approximately 340.0 million. With our acquisition of Golden Telecom, a leading provider of fixed-line telecommunications and Internet services in Russia, we have transformed VimpelCom into a leading integrated telecommunications provider in Russia and the CIS.

Our net operating revenues were US$10,116.9 million for the year ended December 31, 2008, compared to US$7,171.1 million for the year ended December 31, 2007. Our operating income was US$2,536.0 million for the year ended December 31, 2008, compared to US$2,206.2 million for the year ended December 31, 2007. Our net income was US$524.3 million for the year ended December 31, 2008, compared to US$1,462.7 million for the year ended December 31, 2007.

As of December 31, 2008, our total number of active mobile subscribers in Russia and the CIS was 61.0 million (including 47.7 million in Russia, 6.3 million in Kazakhstan, 3.6 million in Uzbekistan, 2.1 million in Ukraine, 0.5 million in Armenia, 0.6 million in Tajikistan and 0.2 million in Georgia). As of December 31, 2007, our total number of active mobile subscribers in Russia and the CIS was 51.7 million (including 42.2 million in Russia, 4.6 million in Kazakhstan, 2.1 million in Uzbekistan, 1.9 million in Ukraine, 0.4 million in Armenia, 0.3 million in Tajikistan and 0.1 million in Georgia). As of December 31, 2008, we had approximately 1.2 million residential broadband subscribers.

We currently operate our telecommunications services in Russia, Kazakhstan, Ukraine, Armenia, Tajikistan, Uzbekistan and Georgia primarily under the “Beeline” brand name. We also intend to operate our mobile telecommunications services in Vietnam and in Cambodia under the “Beeline” brand name.

History and Development

Our company is an open joint stock company organized under the laws of the Russian Federation with the legal name Open Joint Stock Company “Vimpel-Communications.” Our company was registered in the Russian Federation on September 15, 1992 as a closed joint stock company and re-registered as an open joint stock company on July 28, 1993. Our registered offices are located at 10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083. Our telephone number is +7 (495) 725 0700.

In November 1996, we became the first Russian company since 1903 to list shares on the NYSE. Our American Depositary Shares, or ADSs, are traded under the symbol “VIP”.

In December 1998, Telenor, Norway’s leading telecommunications company became a strategic partner in our company. That same year, we became the first major mobile telecommunications services provider in Russia to offer prepaid tariff plans to our subscribers.

To accelerate the development of our company’s regional GSM license portfolio, in May 2001, our company signed an agreement with Alfa Group, which purchased strategic ownership interests in our company. Telenor also participated in the transaction.

In April 2003, we launched operations in St. Petersburg and by the end of that year we had 55 regional networks in commercial operation and a total subscriber base in Russia exceeding 10.0 million.

In September 2004, we began to implement our strategic plan to expand our operations into the CIS by acquiring KaR-Tel, a mobile telecommunications services provider with a national GSM license in Kazakhstan. We continued our growth strategy throughout 2005 and 2006 by acquiring 100.0% of URS in Ukraine in November 2005, 60.0% of Limited Liability Company Tacom(“Tacom”) in Tajikistan in December 2005, 100.0% of each of Bakarie Uzbekistan Telecom Limited Liability Company (“Buztel”) and Limited Liability Company Unitel (“Unitel”) in Uzbekistan in January and February 2006, respectively, 51.0% of Limited Liability Company Mobitel (“Mobitel”) in Georgia in July 2006 and 90.0% of ArmenTel in Armenia in November 2006. In July 2006, we merged Buztel into Unitel. In December 2006, we increased our stake in

Tacom to 80.0% and in April 2007, we increased our stake in ArmenTel to 100.0%. In April 2007, we entered into an agreement to sell 33.3% of Freevale Enterprises, Inc. (BVI) (“Freevale”). This transaction was finalized on June 14, 2007, and our effective indirect shareholding in Unitel decreased to 93.0%.

In September 2005, we acquired 89.6% of Closed Joint Stock Company “Sakhalin Telecom Mobile,” or STM, which holds a GSM-1800 license covering the territory of Sakhalin.

In August 2007, we acquired 100.0% of Closed Joint Stock Company “Corporation Severnaya Korona,” which we refer to as CSK and which holds GSM-900/1800 and D-AMPS licenses covering the Irkutsk region.

In November 2004 and May 2005, respectively, we completed the mergers of our subsidiaries, Open Joint Stock Company “VimpelCom-Region” and Open Joint Stock Company “KB Impuls”into VimpelCom. In April and May 2006, we completed the mergers of the following wholly-owned subsidiaries into VimpelCom: Closed Joint Stock Company “Sotovaya Company,” Closed Joint Stock Company “StavTeleSot,” Closed Joint Stock Company “Vostok-Zapad Telecom,” Open Joint Stock Company “Orensot,” Open Joint Stock Company “Dal Telecom International,” Closed Joint Stock Company “Extel,” and Open Joint Stock Company “Beeline-Samara,” which we refer to collectively as the Merged Companies. On October 30, 2008, we completed the merger of CSK and Closed Joint Stock Company “Karachaevo-CherkesskTeleSot” into VimpelCom. On February 6, 2009, we completed the merger of Closed Joint Stock Company “Kabardino-Balkarskiy GSM” into VimpelCom. We are in the process of re-issuance of the license and have submitted the application for re-issuance.

On January 18, 2008, our indirect wholly-owned subsidiary Lillian Acquisition, Inc. (“Lillian”) commenced a tender offer to purchase, at a price of $105.0 per share in cash, any and all outstanding shares of Golden Telecom’s common stock, on the terms and subject to the conditions specified in an offer to purchase dated January 18, 2008. Upon the closing of the initial offer period and the subsequent offer period on February 26, 2008, Golden Telecom shareholders had tendered over 94.0% of the outstanding shares of Golden Telecom. On February 28, 2008, Lillian was merged with and into Golden Telecom, with Golden Telecom continuing as the surviving corporation. As a result of the merger, Golden Telecom became our indirect wholly-owned subsidiary.

In June 2008, we completed our acquisition of 49.0% of Closed Joint Stock Company Investelectrosvyaz (hereinafter “Corbina Telecom”) operating under trade mark Corbina from Inure Enterprises Ltd. for approximately US$404.0 million. Corbina Telecom owns a fibre-optic network which provides FTTB broadband Internet services in Russia. As a result of this acquisition, together with our subsidiary Sovintel we own 100.0% of the shares of Corbina Telecom.

In July 2008, we acquired a 90.0% stake in Sotelco, a company holding a GSM 900/1800 license and related frequencies in Cambodia, for US$28.0 million. We also acquired a call option to purchase the remaining 10.0% stake for market value at the exercise date.

Also in July 2008, we signed an agreement with Global Telecommunications Corporation, which we refer to as GTEL, a Vietnamese state-owned enterprise, and its subsidiary GTEL Technical Service and Commercial Joint Stock Company (“GTEL TSC”) to establish a joint venture company, GTEL-Mobile Joint Stock Company, or GTEL-Mobile, in which we received a 40.0% interest for US$267.0 million. In September 2008, GTEL-Mobile received a GSM 1800 license and frequencies.

On October 23, 2008, we acquired 49.9% of Morefront Holdings Ltd. (“Morefront”), which owns 100.0% of Euroset, which we refer to as Euroset, the leading mobile handset retailer and dealer for major mobile network operators in Russia, for US$226.0 million. We have agreed on put and call arrangements, exercisable after three years, with respect to a further 25.0% of Morefront Holdings Ltd. shares. This acquisition allowed us to significantly enhance our distribution capabilities.

For more information on our recent acquisitions, see the “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing Activities.”

Our investing activities included capital expenditures on the purchase of equipment, telephone line capacity, frequency allocations, buildings and other assets as a part of the ongoing development of our mobile networks and acquisitions of businesses. In 2006, 2007 and 2008, we paid approximately US$1,607.2 million, US$1,690.7 million and US$2,444.7 million, respectively, for the purchase of equipment, intangible assets, software and other non-current assets. In 2006, we paid approximately US$679.8 million for the acquisition of new entities (net of cash holdings of acquired companies), including Unitel, Buztel, Mobitel and ArmenTel. In

2007, we paid approximately US$301.3 million for the acquisition of new entities (net of cash holdings of acquired companies), including CSK, Limited Liability Partnership Teta Telecom (“Teta Telecom”) and our acquisition of the 10.0% interest in ArmenTel that we did not already own. In 2008 we paid approximately US$ 4,134.7 million for the acquision of the new entities (net of cash holdings of acquired companies) including Golden Telecom, Corbina Telecom, Morefront Holdings Ltd, GTEL-Mobile, Sotelco Ltd and acquiring an additional 25.0% less one share of Limnotex Developments Limited. Our capital expenditures in 2009 will mainly consist of maintenance expenditures, with the exception of the rollout of the network in Cambodia and necessary investments to meet 3G license capital requirements in Russia. The actual amount of our capital expenditures for 2009 will depend on market development and our performance. For more information on our principal capital investments and investing activities, including acquisitions and divestitures of interests in other companies, and method of financing, see the sections of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Mergers and Recently Completed Acquisitions,” “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing Activities” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future liquidity and capital requirements.”

Organizational Structure

VimpelCom is incorporated and existing under the laws of Russian Federation. It is the main operating company of the group and the parent company of a number of operating subsidiaries and holding companies in various other jurisdictions. The table below sets forth our significant operating subsidiaries, including those subsidiaries that hold our principal telecommunications licenses, and our percentage ownership interest, both direct and indirect, in each subsidiary as of April 30, 2009. Our percentage ownership interest is identical to our voting power in each of the subsidiaries. VimpelCom has other operating subsidiaries, which licenses are described herein below.

Subsidiary	Country of Incorporation	Percentage Ownership Interest
LLC “EDN Sovintel”	Russia	100.0%[1]
LLP “KaR-Tel”	Kazakhstan	75.0%[2]
LLC “Tacom”	Tajikistan	80.0%[3]
CJSC “Ukrainian RadioSystems”	Ukraine	100.0%[4]
LLC “Golden Telecom”	Ukraine	80.0%[5]
LLC “Unitel”	Uzbekistan	93.0%[6]
LLC “Mobitel”	Georgia	51.0%[7]
CJSC “ArmenTel”	Armenia	100.0%
“Sotelco” Ltd	Cambodia	90.0%[8]

[1]	Indirect ownership through Golden Telecom Inc. (Delaware) and VC Finance BV (Netherlands).
[2]	Indirect ownership through VC Finance BV (Netherlands) and Limnotex Developments Ltd. (Cyprus).
[3]	Indirect ownership through VC Finance BV (Netherlands) and VimpelCom (BVI) Limited.
[4]	Indirect ownership through five direct Cypriot subsidiaries.
[5]	Indirect ownership through Golden Telecom Inc. (Delaware) and its subsidiaries.
[6]	Indirect ownership through our direct subsidiaries in Netherlands and BVI.
[7]	Indirect ownership through our direct subsidiary in BVI.
[8]	Indirect ownership through our subsidiaries in Cyprus and BVI

Licenses

Mobile Telecommunications Licenses

Russia

GSM Licenses. We hold GSM licenses for seven out of the eight Russian super-regions. In total, our super-regional GSM licenses cover approximately 96.0% of Russia’s population and permit us to operate a unified dual band GSM-900/1800 network.

We do not currently hold a GSM super-regional license for the Far East super-region of Russia. We currently hold GSM-1800 and D-AMPS licenses in the following seven regions of the 12 regions within the Far East super-region: Amur region, Kamchatka Krai, Khabarovsk Krai, Sakhalin region, Evreyskaya Autonomous Region, Magadan region and Irkutsk region (GSM-900/1800 and D-AMPS), excluding an administrative-territorial unit of special status – Ust-Ordynskiy Buryatskiy Autonomous Region.

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

CIS

Kazakhstan. KaR-Tel holds a national GSM-900/1800 license for the entire territory of Kazakhstan.

Uzbekistan. Unitel holds national GSM-900/1800 and UMTS licenses covering the entire territory of Uzbekistan.

Ukraine. URS holds a GSM-900 license that covers the entire territory of Ukraine and two GSM-1800 licenses that cover 24 of Ukraine’s 27 administrative regions (including the Kyiv Region, but excluding the City of Kyiv, the Dnipropetrovsk Region and the Odessa Region). Golden Telecom (Ukraine) holds 3 GSM-1800 licenses covering the territory of Ukraine, excluding the Dnipropetrovsk Region, Kharkov Region, Lviv Region. We are still considering whether and how to combine the URS and Golden Telecom mobile operations in Ukraine.

Armenia. ArmenTel, which provides both fixed-line and mobile services, holds GSM-900/1800 and UMTS licenses for the entire territory of Armenia.

Tajikistan. Tacom holds national GSM-900/1800 and UMTS licenses for the entire territory of Tajikistan.

Georgia. Mobitel holds GSM-1800 and E-GSM licenses for the entire territory of Georgia.

The following tables summarize the principal terms of our GSM licenses, including the license areas, initial issue dates and expiration dates.

Principal Terms of our Super-Regional GSM Licenses in Russia

	Valid From	Expiration Date
Moscow	Apr. 28, 2008	Apr. 28, 2013
Central and Central Black Earth	Apr. 28, 2008	Apr. 28, 2013
North Caucasus	Apr. 28, 2008	Apr. 28, 2013
North-West(1)	Sep. 12, 2002	Sep. 12, 2012
Siberian	Apr. 28, 2008	Apr. 28, 2013
Ural(2)	Nov. 14, 2002	Nov. 14, 2012
Volga	Apr. 28, 2008	Apr. 28, 2013

(1)	We hold a GSM license covering 10 territories of the North-West super-region, which contains certain requirements related to the licensed territories: (i) GSM 900/1800 standard for the following territories within the North-West super-region: the city of Saint Petersburg, Leningrad region; and (ii) GSM-1800 standard for the following territories within the North-West super-region: Kareliya Republic, Nenetskiy Autonomous Region, Arkhangelsk region, Vologda region, Kaliningrad region, Murmansk region, Novgorod region, Pskov region.
(2)	We hold a GSM license covering all 12 territories of the Ural super-region, which contains certain requirements related to the licensed territories: (i) GSM-900/1800 standard for the following territories within the Ural super-region: Komi Republic, Udmurtskaya Republic, Kirov region, Kurgan region, Sverdlovsk region, Yamal Nenets autonomous district, the city of Kudymkar, Kudymkar metropolitan region, Yus’vinsky metropolitan region, Yurlinsky metropolitan region, Kochevsky metropolitan region, Kossinsky metropolitan region, Gaynsky metropolitan region of Permskiy Krai; and (ii) GSM-1800 standard for the following territories within the Ural super-region: Orenburg region, Tyumen region, Chelyabinsk region, Hanty-Mansiysky autonomous district—Yugra and Permsky krai (not including the city of Kudymkar, Kudymkar metropolitan region, Yus’vinsky metropolitan region, Yurlinsky metropolitan region, Kochevsky metropolitan region, Kossinsky metropolitan region and Gaynsky metropolitan region).

Principal Terms of our Territorial GSM Licenses in Russia

License Area	Issue Date	Expiration Date	Type of License
Amur region	Jan. 10, 2002	Jan. 10, 2012	GSM-1800
Kabardino Balkarskaya Republic(1)	Mar. 17, 2000	Mar. 17, 2010	GSM-900
Kamchatka region	Jan. 10, 2002	Jan. 10, 2012	GSM-1800
Karachaevo Cherkesskaya Republic(2)	May 19, 2000	May 19, 2010	GSM-900/1800
Khabarovsk Krai	Jan. 10, 2002	Jan. 10, 2012	GSM-1800
Orenburg region	Jun. 13, 2000	Jun. 13, 2010	GSM-900/1800
Sakhalin(3)	Oct. 18, 2001	Oct. 18, 2011	GSM-1800
Evreyskaya autonomous region(4)	Aug. 27, 2007	Aug. 27, 2012	GSM-1800
Magadan region(5)	Aug. 27, 2007	Aug. 27, 2012	GSM-1800
Koryakskiy district of Kamchatskiy Krai(6)	Aug. 27, 2007	Aug 27, 2012	GSM-1800
Kaliningrad region	Aug. 1, 2006	Aug. 1, 2011	GSM-900
Irkutsk region(7)	Sept. 13, 2001	Sept. 13, 2011	GSM-900/1800

(1)	The license for the Kabardino Balkarskaya Republic, which is part of the North Caucasus super-region is held by VimpelCom, it was re-issued from Karachaevo-Cherkessk TeleSot to VIP as a result of the merger on February 06, 2009. Certain requirements for this license have not been met because VimpelCom provides mobile services in this license area.
(2)	The license for the Karachaevo Cherkesskaya Republic, which is part of the North Caucasus super-region, is held by VimpelCom. Certain requirements for this license have not been met because VimpelCom provides mobile services in this license area.
(3)	The license for the Sakhalin region, which is part of the Far East super-region, is held by STM.
(4)	The license for the Evreyskaya autonomous region has conditions relating to population coverage and base station buildout.
(5)	The license for the Magadan region has conditions relating to population coverage and base station buildout.
(6)	The license for the Koryakskiy district of Kamchatskiy Krai has conditions relating to population coverage and base station buildout.
(7)	The license for the Irkutsk region, excluding an administrative-territorial unit of special status – Ust-Ordynskiy Buryatskiy Autonomous Region, which is part of the Far East region, is held by VimpelCom.

Principal Terms of our Mobile Licenses in the CIS

License Area	Issue Date	Expiration Date	Type of License	Territorial Coverage
Kazakhstan	Aug. 24, 1998	Aug. 24, 2013	GSM-900/1800	Entire territory of Kazakhstan

Uzbekistan	Jan. 6, 2005	Aug. 6, 2016	GSM-900/1800 and UMTS	Entire territory of Uzbekistan

Ukraine

URS	May 16, 2006	Apr. 28, 2010	GSM-900	Entire territory of Ukraine

URS	Oct. 20, 2005	Oct. 20, 2020	GSM-1800	23 out of 27 administrative regions of Ukraine

URS	Dec. 15, 2005	Dec. 15, 2020	GSM-1800	Kyiv region

GTU	May 18, 2006	May 18, 2021	GSM-1800	Entire territory of Ukraine, excluding Kyiv, Kyiv region and Dnipropetrovsk, Kharkiv and Lviv region(1)

GTU	Oct. 19, 2007	May 18, 2021	GSM-1800	Kyiv region

GTU	Oct. 19, 2007	July 7, 2014	GSM-1800	Kyiv

Armenia	Feb. 23, 1995	Mar. 3, 2013	GSM-900/1800 and UMTS	Entire territory of Armenia

Tajikistan	Aug. 29, 2005	Aug. 29, 2010	UMTS	Entire territory of Tajikistan

	Jun. 18, 2004	Jun. 18, 2009	GSM-900/1800

Georgia	Dec. 16, 2005	Jul. 23, 2013(2)	GSM-1800 and E-GSM	Entire territory of Georgia

(1)	There are no frequency licenses for Dnipropetrovsk, Kharkiv and Lviv regions.
(2)	Mobitel LLC has been granted multiple radiofrequency and numeration capacity licenses with varying issue and expiration dates. The indicated date is the earliest date of expiration of one of the radiofrequency licenses and the earliest date of expiration of one of the numeration capacity licenses.

Principal Terms of Our International Mobile Licenses

License Area	Issued Date	Expiration Date	Type of License	Territorial Coverage
Socialist Republic of Vietnam(1)	Sep. 05, 2008	Sep. 05, 2023	GSM-1800	Entire territory of Vietnam

the Kingdom of Cambodia(2)	Jan. 03, 2007	Jan. 03, 2042	GSM-900/1800	Entire territory of Cambodia

Principal Terms of Our International Fixed-Line, Data and Long Distance Licenses

License Type	Region	Expiration Date
Voice Over Internet Protocol Services	The Kingdom of Cambodia(2)	Jan. 03, 2042

(1)	license is held by GTEL-Mobile
(2)	licenses are held by Sotelco

Fixed-line, Data and Long Distance Licenses

The tables below set forth the principal terms of the fixed-line, data and long distance licenses which are important to our operations (other than mobile operations) in Russia, Ukraine, Kazakhstan, Uzbekistan, Armenia and Tajikistan. Renewal applications will be submitted where necessary for any licenses expiring in 2009.

Principal Terms of Our Fixed-Line, Data and Long Distance Licenses in Russia

License Type	Region	Expiration Date
Local Communications	Moscow,(3) Nizhny Novgorod(3)
Services excluding local	Khabarovsk,(3) Novosibirsk(3)	March 09, 2012
communications services	St. Petersburg(3)	January 23, 2012
using payphones and	Ekaterinburg (3)	February 16, 2011
multiple access facilities	Rostov-on-Don(3)	August 27, 2011
	Moscow(4)	May 21, 2012
	Saint-Petersburg (4)	June 05, 2012
	Nizhny Novgorod (1)	October 05, 2010
	Moscow (2)	July 23, 2011
	Saint-Petersburg(2)	December 12, 2010
Local Communications	Moscow, (3) St. Petersburg,(3)	September 21, 2011
Services using multiple	Novosibirsk,(3) Nizhny Novgorod,(3) Khabarovsk(3)	March 09, 2012
access facilities	Ekaterinburg(3)	July 20, 2010
	Rostov-on-Don(3)	March 26, 2013
Moscow,(4) St. Petersburg,(4) Nizhny Novgorod,(4)
	Rostov-on-Don(4)	November 09, 2012
	Nizhny Novgorod(1)	February 27, 2013
Leased Communications	Moscow, (3) St. Petersburg,(3) , Novosibirsk,(3) Nizhny
Circuits Services	Novgorod,(3) Rostov-on-Don,(3) Khabarovsk(3)	July 5, 2011
	Ekaterinburg(3)	July 20, 2010
	Moscow (4)	May 18, 2011
	Nizhny Novgorod(1)	November 28, 2013
	Moscow (2)	July 5, 2011
Voice Communications	Moscow,(3) St. Petersburg,(3) Novosibirsk,(3) Ekaterinburg,(3)
Services in Data	Nizhny Novgorod,(3) Rostov-on-Don,(3) Khabarovsk,(3)	March 15, 2011
Transmission Networks	Rostov-on-Don(4)	May 7, 2013
	Nizhny Novgorod(1)	January 27, 2011
	Moscow (2)	May 25, 2011
	St. Petersburg(2)	November 21, 2010
	Moscow (6)	January 23, 2012
International and National
Communications Services	Russian Federation(3)	May 31, 2012
Telematic Services	Moscow,(3) St. Petersburg,(3)	August 18, 2013
Novosibirsk,(3) Nizhny Novgorod,(3) Rostov-on-Don,(3)
	Khabarovsk,(3)	October 04, 2012
	Ekaterinburg(3)	July 20, 2010
	Moscow(4)	August 31, 2012
St. Petersburg,(4) Ekaterinburg,(4) Nizhny Novgorod,(4)
	Novosibirsk,(4) Rostov-on-Don(4)	May 21, 2012
	Nizhny Novgorod(1)	December 23, 2010
	St. Petersburg(2)	November 21, 2010
	Moscow(6)	January 23, 2012
	Moscow(2)	June 5, 2011
Intra-zonal	Moscow,(3) St. Petersburg(3)	October 24, 2011
Communications Services	Novosibirsk,(3) Ekaterinburg,(3) Nizhny Novgorod,(3) Rostov-on-Don,(3) Khabarovsk(3)	February 16, 2011
	Moscow(4)	March 15, 2011
	Nizhny Novgorod(1)	October 5, 2010
Data Transmission	Moscow,(3) St. Petersburg(3)	August 18, 2013
Services	Ekaterinburg(3)	July 20, 2010
	Novosibirsk,(3) Nizhny Novgorod, (3) Rostov-on-Don,(3) Khabarovsk(3)	October 4, 2012
	Moscow(4)	August 29, 2012
St. Petersburg,(4) Ekaterinburg,(4)
	Nizhny Novgorod(4)	June 5, 2012

Principal Terms of Our Fixed-Line, Data and Long Distance Licenses in Russia

License Type	Region	Expiration Date
	Novosibirsk,(4) Rostov-on-Don(4)	March 9, 2012
	Nizhny Novgorod(1)	December 23, 2010
	St. Petersburg(2)	November 21, 2010
	Moscow(6)	January 23, 2012
	Moscow (2)	June 5, 2011
Communications Services	Moscow,(3) St. Petersburg,(3) Novosibirsk,(3) Ekaterinburg,(3)
for the Purposes of Cable	Nizhny Novgorod,(3) Rostov-on-Don,(3)
Broadcasting	Khabarovsk(3)	December 6, 2012
	Moscow(4)	September 21, 2011
	St. Petersburg(4)	September 18, 2012
	Novosibirsk,(4) Rostov-on-Don(4)	November 28, 2013
Communications Services	Moscow(5)	June 19, 2011
for the Purposes of TV	St. Petersburg(5)	July 28, 2011
Broadcasting	Moscow(6)	June 19, 2011

(1)	These licenses are held by ADS.
(2)	These licenses are held by Dicom.
(3)	These licenses are held by Sovintel.
(4)	These licenses are held by Investelectrosvyaz.
(5)	These licenses are held by Kolangon-Optim.
(6)	These licenses are held by Dominanta

Principal Terms of Our Fixed-Line, Data and Long Distance Licenses in the CIS

License Type	Region	Expiration Date
Local Communications Services	Ukraine (excluding Kyiv, Kyiv Region, Odessa, Odessa Region)(1)	Oct. 29, 2013
	Uzbekistan(2)	July 4, 2011
	Alma-aty and Alma-aty region, Atyrau and Atyrau region, Astana and Akmolinskaya region(3)	Unlimited
	Kyiv, Kyiv Region, Odessa Region(1)	October 12, 2012
	Armenia(6)	March 3, 2013
International and National	Russia(4)	December 12, 2005
Communications Services	Armenia(6)
	Uzbekistan(5)	March 3, 2013
	Kyiv, Odessa, Odessa Region, Donetsk, Donetsk Region, Kharkov, Kharkov Region, Lviv, Lviv Region, Dnipropetrovsk, Dnipropetrovsk Region(1)	January 14, 2010
	Ukraine (excluding Kyiv, Odessa, Odessa Region, Donetsk, Donetsk Region, Kharkov, Kharkov Region, Lviv, Lviv Region, Dnipropetrovsk,	December 31, 2013
	Dnipropetrovsk Region)(1)	January 28, 2014
	Tajikistan(7)	August 11, 2011
Telematic Services
	Tajikistan(7)	July 23, 2009
Data Transmission Services	Uzbekistan(2)	August 29, 2011
	Kazakhstan(3)	Unlimited
	Tajikistan(7)	December 12, 2010

Principal Terms of Our Fixed-Line, Data and Long Distance Licenses in the CIS

License Type	Region	Expiration Date
Radio Frequencies	Kyiv, Sevastopol, Dnipropetrovsk Region, Donetsk Region, Kharkov Region, Odessa Region, Zaporozhye Region, Kyiv Region, Lugansk Region, Lviv Region, Poltava Region, Vinnitsa Region, Zhitomir Region, Suma Region, Kherson Region, Khmelnitsk Region, Ivano-Frankovsk Region, Volyn Region, Zakarpatye Region, Kirovograd Region, Rovno Region, Ternopol Region, Cherskassk Region, Chernigov Region, Chernovets Region, Crimea(8)	April 20, 2016
Communications Services for the Purposes of Cable Broadcasting	Kyiv(1)	May 18, 2017

(1)	These licenses are held by GTU.
(2)	These licenses are held by Buzton.
(3)	These licenses are held by SA-Telcom.
(4)	This license is held by VimpelCom and contains the customary conditions for licenses of this kind, including a start-of-service requirement of September 12, 2008. VimpelCom has entered into interconnect agreements with all zonal operators and applied for long distance and international communications codes from the regulator Mininformsvyazi. This license will be used to transfer traffic in its GSM network, and VimpelCom intend to implement it during 2008 by deploying a multi-service federal transit network. For more information on the risks related to access to local and long distance services, please see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business— Our ability to provide telecommunications services would be severely hampered if our access to local and long distance line capacity was limited or if the commercial terms of our interconnect agreements were significantly altered.”
(5)	Buzton holds two licenses in this region, both of which expire on the same date.
(6)	These licenses are held by ArmenTel.
(7)	These licenses are held by Tacom.
(8)	This license is held by S-Line.

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

Strategy

Our long-term strategy is set forth below. In light of the current economic situation, however, we are putting more emphasis on short-term tactical measures to maintain adequate cash flow and preserve liquidity.

Our corporate strategy continues to focus on five major areas: extracting maximum value from the Russian mobile consumer business, strengthening the corporate business segment, developing the consumer Internet access business, growing our business in the CIS and expanding into new geographical areas and lines of business. The cornerstones of this strategy are as follows:

•

Extract maximum value from the Russian mobile consumer business. The core of our business has always been and remains the mobile consumer business in Russia. Our strategy is to continue revenue growth in Russia by growing ARPUs through voice and data stimulation with stable pricing and to acquire and retain good quality subscribers through a combination of sales and loyalty programs, with a special focus on closely working with and appropriately incentivizing national and local retailers.

•

Strengthen the corporate business segment. Now that we are an integrated mobile and fixed-line operator, we believe that we have unique opportunities in the Russian market to serve corporate customers and grow our business in the corporate segment. We are actively pursuing opportunities to cross-sell products based on Golden Telecom’s existing relationships in the large corporate sector and our existing relationships in the small and medium enterprise segment, and opportunities to sell new convergent services, ranging from simple bill consolidation to more advanced services that make the fixed-line and mobile user experience seamless.

•

Develop the consumer Internet access business. The consumer Internet access business in Russia is still well behind that in many western countries in terms of end-user Internet penetration, and we are actively pursuing this growth opportunity by providing a full portfolio of Internet access products, ranging from 3G mobile access to FTTB.

•

Grow our business in the CIS. With our acquisitions of mobile telecommunications companies in the CIS, we believe that we are well positioned to become a leading international mobile telecommunications services provider by:

•	Focusing on active subscriber base growth. Most of the markets where we operate in the CIS have not yet reached maturity, and therefore we are continuously working to grow our active subscriber base.

•

Replicating our unified business platform developed in Russia. In 2008, we continued to successfully roll out the core elements of our unified business and technology platform to our acquired companies in the CIS. We believe that implementing our unified business model throughout the CIS will enable us to build a sophisticated network infrastructure, increase network standardization and achieve greater economies of scale in the areas of sales and marketing, customer service, information technology, billing and human resources.

•

Leveraging service portfolio implemented in Russia. We have built up considerable knowledge of products, services and marketing initiatives that are effective in developing markets, and we continue to use this knowledge in our operations in the CIS.

•

Capture attractive opportunities to expand into new business areas. Until the current economic situation improves, we do not foresee any major acquisitions, and we will mainly focus on developing the new businesses that we have acquired, specifically in Vietnam and Cambodia. Both markets have high growth potential, and we are keen to capture these growth opportunities.

We are also strongly focusing on increasing overall efficiency of our operations.

Competitive Strengths

We believe that we are well positioned to capitalize on opportunities in the Russian and CIS mobile, fixed-line and broadband telecommunications markets. We seek to differentiate ourselves from our competitors by providing innovative products, high-quality mobile, fixed-line and broadband telecommunications service packages, specialized customer care and a set of recognized brand names.

•

Recognized brand name. We market our mobile services under our “Beeline” brand name in seven countries (Russia, Kazakhstan, Ukraine, Uzbekistan, Armenia, Tajikistan and Georgia) and plan to launch it in Cambodia and Vietnam in 2009. We established our “Beeline” brand in Russia in 1993 and launched the “Beeline” brand name in Kazakhstan in 2005, in Ukraine, Uzbekistan and Tajikistan in 2006, in Georgia in 2007 and in Armenia in 2008. Primarily as a result of our innovative marketing and brand licensing efforts, our “Beeline” brand name is among the most recognized brand names in Russia. For the past four years, our “Beeline” brand name has been named the most valuable brand in Russia by Interbrand Group. In the end of 2008 we re-launched the “Beeline” brand for the Business and Corporate services sector in Russia and Ukraine. We strengthened our brand position in the Business and Corporate services sector by providing special product and services offerings, including all products and services provided to corporate clients by Golden Telecom and Corbina Telecom. We plan to implement the same changes in Uzbekistan and Kazakhstan in 2009.

•

Product and service innovation. In our mobile business, our contract services packages offer features targeted at large corporate and high value subscribers. We offer our business clients a wide range of GPRS-based services (including mobile e-mail, mobile office and corporate GPRS access). We continue to seek out new products and services to provide our subscribers with faster access and easier usage to be competitive in the markets in which we operate. We also continue to develop services oriented towards our prepaid consumer segment, such as allowing customers to stay connected while temporarily accruing a negative account balance and other call completion services. We offer different tariffs and solutions to all market segments and types of companies. We began launching 3G services in several markets in Russia in the second half of 2008 and rolling out 3G technology as frequencies are cleared and network construction in each region is completed. We also offer USB modems (for GPRS and 3G use) to all customer segments and have captured a significant market share in this rapidly growing business.

•

Convergence. Following our acquisition of Golden Telecom, we now offer a broad portfolio of competitive services in both the fixed-line corporate data market and the residential broadband Internet market that are designed to match the needs of our customers.

•

Blackberry. We are authorized by Research in Motion and the Russian regulatory authorities to sell and provide secured corporate mail services through Blackberry handsets. This approval allows us to compete for enterprise customers that have historically been associated with our primary competitor in the business segment by providing business customers with a second mobile device.

•

Specialized customer care. We provide specialized customer service to our different subscriber segments. We believe that in our core business areas, VimpelCom has achieved best practices in the accessibility of its call centers. We believe that our ability to provide specialized customer service has helped us maintain a high level of subscriber satisfaction with our products and services and control churn. We also believe that Golden Telecom has provided particularly strong customer service to its corporate subscribers. We have learned lessons and applied best practices across both sides of our customer care and now offer customers a common approach to customer care via a single interface.

•

Broad distribution network. We have one of the largest distribution networks for mobile services in Russia with approximately 2,500 independent dealers. In addition, we have approximately 3,500 branded kiosks (branded stands) and 5,500 non-specialized independent retail outlets where Beeline contracts may be purchased. In total, we have more than 35,000 points of sale in Russia. We also have approximately 115,000 locations in Russian where prepaid scratch cards are sold and 239,000 points where cash is collected. We are also rapidly expanding our distribution in the CIS and already have approximately 34,500 points of sales throughout the CIS countries. In October 2008, we acquired 49.9% of Euroset with put and call arrangements for 25.0% of additional shares exercisable in three years. Euroset operates approximately 5,100 outlets in Russia, Ukraine, Belarus, Moldova, Kazakhstan, Kyrghyzstan and Armenia, and we believe this acquisition will allow us to significantly enhance our distribution capabilities.

•

Unified, sophisticated mobile network. We are able to provide uniform mobile products and services that we develop and launch on a national rather than local basis due to our centralized IT platform which operates throughout our unified mobile network system covering our license areas in Russia and the CIS. We believe that our level of centralization and standardization is unique in the license areas where we operate and that this gives us a competitive advantage and efficiency in developing and rolling out new services. We build our mobile networks with advanced technology from the world’s leading mobile telecommunications equipment suppliers, such as Alcatel-Lucent, Ericsson, Nokia, Nokia-Siemens Networks (NSN), Motorola and Huawei in order to provide our subscribers with high-quality, dependable networks capable of offering enhanced value added services and features. We launched our 3G network in 2008 and plan to follow the same principles of centralization that we have applied to our 2G network and building on a philosophy of a convergent 2G/3G core.

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

Competition

Mobile Services

As of December 31, 2008, our company provided mobile telecommunications services in Russia, Kazakhstan, Uzbekistan, Ukraine, Armenia, Tajikistan and Georgia. The following table provides a breakdown of our total number of mobile subscribers and the estimated mobile penetration rates in each of our geographic areas of operation for each of the last three financial years.

	Years Ended December 31,
	2008	2007	2006
End of period mobile subscribers:
Russia	47,676,844	42,221,252	39,782,690
Kazakhstan	6,269,927	4,603,300	3,052,878
Uzbekistan	3,636,243	2,119,612	700,470
Ukraine	2,052,493	1,941,251	1,523,682
Armenia	544,271	442,484	415,965
Tajikistan	624,624	339,393	72,028
Georgia	225,055	72,655	—
Total	61,029,457	51,739,947	45,547,713
Mobile penetration rate:*
Russia	132.3%	121.7%	104.6%
Kazakhstan	92.7%	81.5%	51.7%
Uzbekistan	45.3%	21.9%	10.4%
Ukraine	120.8%	120.4%	103.4%
Armenia	79.3%	57.8%	37.0%
Tajikistan	47.5%	29.5%	11.9%
Georgia	83.5%	59.8%	—

*	See Notes (1)-(3) of the selected industry operating data table in the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—A. Selected Financial Data—Selected Operating Data.”

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

The table below indicates the estimated number of registered subscribers, mobile penetration rates and annual subscriber growth rates in Russia.

Period	Subscribers(1)	Penetration Rate(2)	Annual Subscriber Growth
2008	187,830,000	132.3%	8.7%
2007	172,870,000	121.7%	13.8%
2006	151,920,000	104.6%	20.8%
2005	125,760,000	86.6%	69.1%
2004	74,350,000	51.2%	105.2%

(1)	Estimates by AC&M Consulting.
(2)	Penetration rates are calculated by dividing the total estimated number of mobile subscribers by the total estimated population in Russia published by the Interstate Statistical Committee of the CIS for 2008 and 2007 and by Goskomstat for 2006, 2005 and 2004.

The Russian mobile telecommunications market is highly concentrated. Industry analysts estimate that the top three mobile operators, MTS, our company and MegaFon, collectively held almost 82.8% of the mobile market in Russia as of December 31, 2008. Competition for subscribers in Russia is intense and we expect competition to increase in the future as a result of greater market penetration, consolidation in the industry, the growth of current operators and new technologies, products and services. As a result of increased competition, mobile providers are utilizing new marketing efforts to retain existing subscribers and attract new ones, including aggressive price promotions.

We compete with at least one other mobile operator in each of our license areas and in many license areas, we compete with two or more mobile operators. Competition is based primarily on local tariff prices, network coverage, quality of service, the level of customer service provided, brand identity and the range of value-added and other subscriber services offered.

The following table shows our and our primary mobile competitors’ respective registered subscriber market shares in Russia as of December 31, 2008:

	Subscribers in Russia	National Market Share	Market Share in Moscow	Market Share in Regions
MTS	64,628,254	34.4%	47.4%	31.9%
VimpelCom	47,676,844	25.4%	30.6%	24.7%
MegaFon	43,289,127	23.0%	20.6%	22.8%
Tele2	10,440,000	5.6%	n/a	n/a
Uralsvyazinform	5,660,000	3.0%	n/a	n/a
SMARTS	3,500,305	1.9%	n/a	n/a

Source: AC&M Consulting.

MTS. One of our primary competitors in Russia is MTS. According to AC&M Consulting, as of December 31, 2008, MTS had approximately 64.6 million subscribers in Russia, representing a market share of approximately 34.4%. MTS is the largest GSM mobile operator in Russia in terms of the number of subscribers and has a greater share of the high value subscriber market and greater frequency allocations than we do, which provides MTS with a potential advantage in the quality of its GSM-900 service. MTS reports that it holds licenses to operate mobile networks in almost all of the regions in Russia.

MegaFon. In addition to MTS, we also compete with MegaFon, the third largest mobile operator in Russia in terms of the number of subscribers. According to AC&M Consulting, as of December 31, 2008, MegaFon had approximately 43.3 million subscribers, representing a market share of approximately 23.0%. MegaFon holds GSM-900/ 1800 licenses to operate in all regions of Russia. In 2003, Alfa Group acquired CT Mobile, which owns approximately 25.1% of MegaFon’s common stock. For more information on Alfa Group’s ownership interest in MegaFon, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our competitors may receive preferential treatment from the regulatory authorities and benefit from the resources of their shareholders, potentially giving them a substantial competitive advantage over us.”

Tele2. Tele2 has been operating in Russia since 2003 and is now considered to be a significant player in the Russian telecommunications market. According to AC&M Consulting, as of December 31, 2008, Tele2 had approximately 10.4 million subscribers, representing a market share of approximately 5.6%. It currently provides GSM mobile services in 17 regions of Russia, including St. Petersburg and Leningrad region, as well as Archangelsk, Murmansk, Novgorod region, Republic of Komi, Smolensk, Kursk, Voronezh, Belgorod, Lipetsk, Nizhny Novgorod, Rostov region, Krasnodar Territory and Republic of Adygei, Udmurtia Republic, Chelyabinsk, Omsk and Kemerovo regions.

Other competitors in Russia. In addition to MTS and MegaFon, which operate in all of the regions where we operate, and Tele2, we compete with a number of local telecommunications companies. For example, we compete with Closed Joint Stock Company “Middle Volga Interregional Association of Radio and Telecommunication Systems,” or SMARTS, a company that holds licenses, either directly or indirectly through joint ventures, for GSM-900 or—1800 networks in the Volga license area, certain parts of the Central and Central Black Earth license area, the Ural license area and the North Caucasus license area. We also compete with Uralsvyazinform in the Ural super-region.

The Kazakh mobile telecommunications market

According to our estimates, there were approximately 14.4 million subscribers in Kazakhstan as of December 31, 2008, representing a penetration rate of approximately 92.7%.

The following table shows our and our primary mobile competitors’ respective registered subscriber market shares in Kazakhstan as of December 31, 2008:

Operator	Subscribers	National Market Share
GSM Kazakhstan(1)	7,083,000	49.1%
KaR-Tel(1)	6,269,927	43.4%
Mobile Telecom Service(2)	770,000	5.2%
Altel(2)	752,000	5.0%

Source:	(1) AC&M Consulting. (2) Company estimates.

GSM Kazakhstan LLP. Currently, KaR-Tel’s only major GSM competitor in Kazakhstan is GSM Kazakhstan, which markets its services under the “K-Cell” and “Activ” brand names. According to AC&M Consulting, as of December 31, 2008, GSM Kazakhstan had approximately 7.1 million subscribers, representing a market share of approximately 49.1%. GSM Kazakhstan is 49.0% owned by JSC Kazakhtelecom, the national telecommunications provider in Kazakhstan, and 51.0% owned by Fintur Holdings BV. Fintur Holdings is 58.6% owned by TeliaSonera and 41.5% owned by Turkcell (TeliaSonera has a 37.3% ownership interest in Turkcell).

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

The Uzbek mobile telecommunications market

According to AC&M Consulting, as of December 31, 2008, there were approximately 12.3 million subscribers in Uzbekistan, representing a penetration rate of approximately 45.3%.

The following table shows our and our primary mobile competitors’ respective registered subscriber market shares in Uzbekistan as of December 31, 2008:

Operator	Subscribers	National Market Share
MTS-Uzbekistan(1)	5,646,855	46.0%
Unitel(1)	3,636,243	29.6%
COSCOM(1)	2,683,000	21.9%
Perfectum Mobile(2)	251,641	2.0%
UzbekMobile(2)	23,158	0.2%

Source:	(1) AC&M Consulting. (2) Company estimates.

MTS-Uzbekistan. According to AC&M Consulting, as of December 31, 2008, MTS-Uzbekistan had approximately 5.6 million subscribers, representing a market share of approximately 46.0%. MTS-Uzbekistan is 100.0% owned by MTS and operates a TDMA and GSM-900/1800 network.

COSCOM. According to AC&M Consulting, as of December 31, 2008, COSCOM had approximately 2.7 million subscribers, representing a market share of approximately 21.9%. COSCOM is 74.0% owned by TeliaSonera and 26.0% owned by a local Uzbek company. It operates a GSM-900 network.

Other competitors in Uzbekistan. Unitel also competes with smaller operators Perfectum Mobile and UzbekMobile.

The Ukrainian mobile telecommunications market

According to AC&M Consulting, there were approximately 55.8 million subscribers in Ukraine as of December 31, 2008, representing a penetration rate of approximately 120.8%. There are currently four mobile operators with national coverage in Ukraine: JSC Kyivstar, JSC “Ukrainian Mobile Communications,” or UMC, LLC Astelit and URS.

The following table shows our and our primary mobile competitors’ respective registered subscriber market shares in Ukraine as of December 31, 2008:

Operator	Subscribers	National Market Share
Kyivstar	23,530,000	42.4%
UMC	18,115,213	32.5%
Astelit	11,230,000	20.1%
URS	2,052,493	3.6%

Source: AC&M Consulting.

Kyivstar and UMC. In Ukraine, URS competes primarily with Kyivstar and UMC, which, according to AC&M Consulting, had approximately 23.5 million subscribers (representing a market share of approximately 42.4%) and 18.1 million subscribers (representing a market share of approximately 32.5%), respectively, as of December 31, 2008. UMC, which is 100% owned by MTS, was the first mobile operator in Ukraine and operates a GSM-900/1800 network in Ukraine. UMC also received a CDMA-450 license in 2006. Kyivstar reportedly operates a dual-band GSM-900/1800 network covering more than 96.0% of Ukraine’s population. Kyivstar is 56.5% owned by Telenor Mobile Communications AS, an affiliate of Telenor East Invest AS and a member of the Telenor ASA group of companies, and 43.5% by Storm LLC, a member of the Alfa Group of companies.

Other competitors in Ukraine. URS also competes with Astelit, which operates throughout Ukraine and has approximately 11.2 million subscribers. Ukrtelecom, the incumbent telecommunications operator in Ukraine, was awarded the country’s only 3G license in 2005 and launched 3G service under the Utel brand in November 2007.

The Armenian mobile telecommunications market

According to AC&M Consulting, as of December 31, 2008, there were approximately 2.6 million subscribers in Armenia, representing a penetration rate of approximately 79.3%. There are currently two mobile operators with national coverage in Armenia: VivaCell and ArmenTel. The third mobile operator, France Telecom, was granted a GSM-900/1800 network license in October 2008.

The following table shows our and our primary mobile competitors’ respective registered subscriber market shares in Armenia as of December 31, 2008:

Operator	Subscribers	National Market Share
VivaCell	2,017,009	78.8%
ArmenTel	544,271	21.2%

Source: AC&M Consulting.

VivaCell. According to AC&M Consulting, as of December 31, 2008, VivaCell had approximately 2.0 million subscribers, representing a market share of 78.8%. VivaCell, which is 80.0% owned by MTS and 20.0% owned by K-Telecom, was the second mobile operator to enter the telecommunications market in Armenia and operates a GSM-900/1800 and 3G networks.

The Tajik mobile telecommunications market

According to AC&M Consulting, as of December 31, 2008, there were approximately 3.4 million subscribers in Tajikistan, representing a penetration rate of approximately 47.5%.

The following table shows our and our primary mobile competitors’ respective registered subscriber market shares in Tajikistan as of December 31, 2008:

Operator	Subscribers	National Market Share
Babilon Mobile(2)	991,000	28.9%
Indigo(2)	1,154,000	33.7%
Tacom(1)	624,624	18.2%
TT-Mobile(1)	268,540	7.8%
TK Mobile(2)	330,364	12.5%

Source:	(1) AC&M Consulting. (2) Company estimates.

Babilon Mobile. According to our estimates, as of December 31, 2008, Babilon Mobile had approximately 1.0 million subscribers, representing a market share of approximately 28.9%. Babilon has a national GSM-900/1800 license and a 3G license.

Indigo. According to our estimates, as of December 31, 2008, Indigo had approximately 1.1 million subscribers, representing a market share of approximately 33.7%. Indigo consists of two companies: “Indigo-Tajikistan” and “Somoncom” both of which hold GSM-900/1800 and 3G licenses. TeliaSonera owns 59.4% of Somoncom and 60.0% of Indigo Tajikistan.

Other competitors in Tajikistan. Tacom also competes with TT-Mobile, which holds GMS-900/1800 and 3G licenses, and TK Mobile, which holds a CDMA-2000 1X license.

The Georgian mobile telecommunications market

According to AC&M Consulting, as of December 31, 2008, there were approximately 3.8 million subscribers in Georgia, representing a penetration rate of approximately 83.5%.

The following table shows our and our primary mobile competitors’ respective registered subscriber market shares in Georgia as of December 31, 2008:

Operator	Subscribers	National Market Share
Magticom	1,950,000	51.9%
Geocell	1,582,000	42.1%
Mobitel	225,055	6.0%

Source: AC&M Consulting.

Magticom. According to AC&M Consulting, as of December 31, 2008, Magticom had approximately 2.0 million subscribers, representing a market share of approximately 51.9%. Magticom markets its services under the “Magti” and “Bali” brand names. Magticom’s network covers over 97.0% of Georgia’s population.

Geocell. According to AC&M Consulting, as of December 31, 2008, Geocell LLC had approximately 1.6 million subscribers, representing a market share of approximately 42.1%. Geocell holds a UMTS 3G license and 97.5% is owned by Fintur Holdings.

Fixed-line Services

Business and Corporate Services (BCS)

Russia. We market our products and services to corporate clients under our “Beeline Business” brand, which we launched in September 2008. The Beeline Business brand competes principally on the basis of installation time, network quality, geographical network reach, customer service, range of services offered and price. Our market share in the business and corporate services market is approximately 9.0%. We face significant competition from other service providers, including, based on J’son & Partners market share estimates:

•

Regional subsidiaries of incumbent Svyazinvest (including Rostelecom), a holding group with a majority government ownership, for services in St. Petersburg and Russian regional cities (with a collective country-wide market share of approximately 36.0%);

•

Comstar-UTS, a subsidiary of Sistema Telecom and affiliate of MTS, for services to corporate customers and the small and medium enterprise, or SME, market in Moscow (with a country-wide market share of approximately 9.0%);

•	TransTelecom, owned by the Russian Railways, for corporate data networking services across Russia (with a country-wide market share of approximately 4.0%); and

•	More than 180 other small operators in the regions.

Ukraine. In the voice services market to business customers in Kyiv, we compete with Ukrtelecom, the System Capital Management group’s multiregional alternative operators and a number of other small operators.

The provision of Internet and data services is not licensed in Ukraine. As a result, there is a high level of competition, with approximately 400 Internet service providers, or ISPs, in Ukraine. Our main competitors in the corporate market for data are Ukrtelecom and Datagroup.

In the fast growing residential broadband Internet market, our company faces competition from Ukrtelecom and from Volya-Cable in Kyiv.

Carrier and Operator Services

Russia. For voice services, VimpelCom’s main competitors are long distance carriers Rostelecom, TransTelecom and MTT. For data networking services, its main competitors are Orange and TransTelecom, and for IP transit services, its main domestic competitors are TransTelecom and Rostelecom. An international carrier, TeliaSonera, also actively sells global IP transit services in Russia.

For voice services, main competitors of VimpelCom are long distance carriers Rostelecom, TransTelecom and MTT. For data networking services, its main competitors are Orange and TransTelecom, and for IP transit services, its main domestic competitors are TransTelecom and Rostelecom. An international carrier TeliaSonera also actively sells global IP transit services in Russia.

Ukraine. In Ukraine, carrier and operator services market competitors include Ukrtelecom, Kyivstar, Ucomline (Farlep-Optima), Velton and Datagroup.

Consumer Internet Services

We provide our consumer internet services in Russia and CIS. The consumer Internet access business in Russia grew rapidly over 2008 as a result of increased demand by individuals. Increased demand for Internet access services is largely due to declining costs and tariffs, which have made services more affordable to the mass market subscriber segment. Our marketing and distribution activities have also lead to increased public awareness about services.

The consumer Internet access business in Russia is still well behind that in many western countries in terms of end-user Internet penetration, which stood at approximately 28.0% in Russia as of December 31, 2008 according to J’son & Partners. Internet penetration growth is limited by PC penetration in Russia which stood at 43.0% as of December 31, 2008 (according to J’son & Partners) and by the sizeable number of cities with low-rise buildings.

The basic technologies of Internet access in Russia include: fixed broadband Internet access (comprising ADSL (58.0%), Ethernet (22.0%), Docsis (7.0%), and other regional home networks (9.0%)); wireless broadband Internet access (including WiFi, WiMax, 3G, CDMA); and dial-Up.

According to J’son & Partners, fixed broadband Internet access comprised approximately 70.0% of connections in Russia as of December 31, 2008. The percentage of fixed broadband Internet access subscribers has increased, particularly in Moscow (where the percentage grew to 64.0% as of December 31, 2008 (according to J’son & Partners)) and other major cities. Competition for subscribers is intense and we expect competition to increase in the future as a result of greater market penetration, consolidation in the industry, the growth of current operators and new technologies, products and services. As a result of increased competition, internet providers are utilizing new marketing efforts, including aggressive price promotions, to retain existing subscribers and attract new ones.

Our main competitors in the fixed broadband market are Svyazinvest Group, Comstar UTS, Acado and various local home network providers. Competition is based primarily on network coverage, local tariff prices, quality of services, the level of customer service provided, brand identity and the range of value-added and other subscriber services offered.

VimpelCom has the largest market share of the WiFi market in Moscow due to Golden Telecom acquisition according to J’son & Partners. The remaining market share is divided between Comstar, Tascom, Yandex WiFi and other small operators.

The number of our Dial-Up subscribers has decreased in the Russian regions and more drastically, in Moscow.

The basic technologies of Internet access in CIS include: fixed broadband Internet access (comprising ADSL and Ethernet); wireless broadband Internet access (including 3G, CDMA, WiFi); and Dial-Up.

During 2008, we have significantly increased number of broadband subscribers in the CIS (especially in Ukraine and Armenia). In 2008 the number of our Dial-Up subscribers slightly increased in Armenia and decreased in Ukraine.

Description of our Mobile Telecommunications Business

Services

We generally offer the following mobile telecommunications services to our subscribers:

•	voice telephony services;

•	value-added and call completion services;

•	access to both national and international roaming services; and

•	other services.

Voice telephony services

We primarily offer our mobile telecommunications services to our subscribers under two types of payment plans: contract plans and prepaid plans. As of December 31, 2008, approximately 4.5% of our subscribers in Russia were on contract plans and approximately 95.5% of our subscribers in Russia were on prepaid plans. As of December 31, 2008, approximately 2.5% of our subscribers in the CIS, excluding Russia, were on contract plans and approximately 97.5% of our subscribers in the CIS, excluding Russia, were on prepaid plans.

Value-added services and call completion services

We provide all of our customers with a variety of value-added services and call completion services:

Call completion services. Our call completion services include two groups of services: “Possibilities with zero” services and “Basic voice” services, which allow us to increase voice traffic and revenue without causing average price per minute to decrease. Our call completion services comprised approximately 16% of our total voice revenue as of December 31, 2008.

Value added services. Our value added services include messaging services and media and content delivery channels.

Our messaging services include SMS, MMS (which allows subscribers to send pictures, audio and video to mobile phones and to e-mail), voice messaging and mobile instant messaging.

Our media and content delivery channels include Ringbacktone, Chameleon (based on CellBroadcast), IVR content sales numbers, USSD-menu (self-care and entertainment portal), STK-menu, WAP-portal (targeted on surfing, downloads sales and enriched information).

Roaming

Roaming allows our subscribers and subscribers of other mobile operators, to receive and make international, local and long distance calls while outside of their home network. Our roaming service is instantaneous, automatic and requires no additional equipment.

As of December 31, 2008, VimpelCom had active roaming agreements with 521 GSM networks in 212 countries in Europe, Asia, North America, South America, Australia and Africa. In addition, as of December 31, 2008, VimpelCom provided GPRS roaming with 341 networks in 153 countries, including all major European countries and the United States. As of December 31, 2008, VimpelCom also had domestic roaming agreements with 12 regional GSM providers in Russia, which provide roaming for our subscribers in more than 220 cities across Russia, including small towns and settlements and the seven Far East regions where VimpelCom does not have GSM licenses. Under these roaming agreements, VimpelCom provides roaming services to subscribers of the regional operators, and the regional operators provide roaming services to VimpelCom’s subscribers, which helps provide better service coverage and network capacity in several of VimpelCom’s regional networks. We expect to continue entering into additional roaming agreements around the world. Generally, each agreement between us and our roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our subscriber while on the host’s network. We pay the host operator for the roaming services and then bill the amount due for the provision of roaming services on our subscriber’s monthly bill.

We also have both international and domestic (TAP file based) roaming services for our prepaid GSM subscribers. In 2003, we became the first Russian mobile company to launch a customized application for mobile network enhanced logic, or CAMEL, an intranetwork prepaid roaming service. This service allows prepaid subscribers to automatically receive access to roaming services provided they have a positive balance on their accounts. CAMEL service allows us to implement real time cost control, provide more dynamic service to our clients and reduce bad debts. As of December 31, 2008, we provided CAMEL roaming together with 150 operators in 111 countries.

As of December 31, 2008, KaR-Tel, provided voice roaming on 379 networks in 152 countries, GPRS roaming on 140 networks in 71 countries and CAMEL roaming on 67 networks in 48 countries. Unitel provided voice roaming on 282 partner networks in 121 countries, GPRS roaming on 56 networks in 42 countries and CAMEL roaming on 46 networks in 33 countries. URS provided voice roaming on 176 partner networks in 111 countries, GPRS roaming on 23 networks in 21 countries and CAMEL roaming on 56 networks in 48 countries. ArmenTel provided voice roaming on 256 partner networks in 132 countries and CAMEL roaming on 53 networks in 36 countries. Tacom provided voice roaming on 31 networks in 21 countries and GPRS roaming on 13 networks in 12 countries, and on March 20, 2008, we launched a technical solution that allows Tacom subscribers to roam on 413 networks worldwide. Mobitel provided roaming on 25 partner networks in 17 countries, GPRS roaming on 9 networks in 7 countries and CAMEL roaming on 13 networks in 10 countries.

USB-modem

We provide our prepaid customers with wireless Internet access through GPRS/EDGE and HSDPA networks. We offer special wireless Plug&Play – USB modems, which provide our customers with a convenient tool for Internet access. In addition to providing internet access, the USB modems have other functionalities such as balance top-up, tariff changing and easy management of other services in USB-modem interface. The service was commercially launched in September 2008. We currently offer Internet access through USB modems in every region of Russia and in more than 40 cities our subscribers can benefit from 3G speeds.

Seasonality

Our mobile telecommunications business is subject to certain seasonal effects. Specifically, sales of our contract and prepaid tariff plans tend to increase during the December holiday season, and then decrease in January and February. Our marketing efforts during periods of decreasing sales help to offset these seasonal effects. January tends to have higher roaming revenue due to winter holiday travel by subscribers. As with contract and prepaid tariff plans, sales and minutes of use per subscriber also typically decrease in October and November. Our roaming revenues increase significantly from June to September due to the fact that many of our subscribers travel on vacation to destinations outside of their home countries. Guest roaming revenue on our networks also grows in this period. During the winter season, roaming revenues are stable, although January shows growth in all types of roaming revenues due to the winter holidays. Seasonal growth of usage of messaging services in December, January, February and March is caused by holidays period when customers like to congratulate each other with SMS and MMS.

Our fixed telecommunications business of VimpelCom (“Beeline Business”) is also subject to certain seasonal effects. Among the influencing factors are the number of working days during periods and periods of vacations. Due to the large number of public holidays and, consequently, the reduced number of working days, we see relatively low level of services usage in January, May and November. In addition, a large number of vacation days also have a negative impact on usage in the months of January, May and August.

Seasonal growth of Mobile Internet services usage from September to January is caused by growth of customer activities in this period.

Description of our Fixed-line Telecommunications and our Fixed Internet Business

Following our acquisition of Golden Telecom in February 2008 and Corbina Telecom in June 2008, we offer voice, data and Internet services to corporations, operators and consumers using metropolitan overlay network in major cities throughout Russia, Ukraine, Kazakhstan and Uzbekistan via intercity fiber optic and satellite-based networks, including approximately 295 combined access points in Russia and other countries of the CIS.

In the new integrated structure fixed-line telecommunications and fixed Internet business is organized into three business segments:

•	Business and corporate services;

•	Carrier and operator services; and

•	Consumer Internet services.

Business and Corporate Services (BCS)

BCS in Russia

Our company is an integrated provider of a large range of telecommunication services available on the Russian market, such as network access and hardware and software solutions, including configuration and maintenance. It operates a number of competitive local exchange carriers, or CLECs, that own and operate fully digital overlay networks in a number of major Russian cities. The majority of our company’s services are provided through its wholly-owned Moscow-based subsidiary Sovintel. Our services cover all major population centers in Russia.

Customers and Services

Our major customers range from large multinational and Russian corporate groups to Russian SMEs and high-end residential buildings in major cities throughout Russia.

Local Access Services. Our company provides local access services to business customers by connecting the customers’ premises to its fiber network, which interconnects to the local public switched telephone network, or PSTN, in major metropolitan areas in Russia.

International and Domestic Long Distance Services. Our company provides international long distance, or ILD, services to its customers via its Federal Transit Network, or FTN, which covers the entire territory of Russia and also includes four international communications transit nodes across Russia.

Our company provides domestic long distance, or DLD, services primarily through its FTN, proprietary and leased capacity between major Russian cities and through interconnection with zonal networks and incumbent networks. It also offers very small aperture terminal, or VSAT, satellite services to customers located in remote areas.

Dedicated Internet and Data Services. Our company provides its business customers with dedicated access to the Internet through its access and backbone networks. It also offers traditional and high-speed data communications services to business customers who require wide area networks, or WANs, to link geographically dispersed computer networks. Our company also provides private line channels that can be used for both voice and data applications. The company offers IP VPN service (based on MPLS), which is one of the most popular data services on the corporate market.

Value-Added Services. Our company offers an increasing range of value-added services such as co-location, audio conference, SLA and 800 numbers. It offers a variety of financial information services including access to S.W.I.F.T., Reuters, Bloomberg and all Russian stock exchanges. Our company has one of the biggest call centers in Russia that provides services for business clients.

Fixed mobile convergence. Based on our fixed and mobile networks, our company offers fixed-to-mobile convergence services to corporate clients providing use of their mobile phone as an extension of their private branch exchange, or PBX. Our company also provides access to corporate IP-networks from a mobile phone via GPRS/EDGE.

Equipment Sales. Our company offers and sells equipment manufactured by Nortel Networks, Cisco Systems, Alcatel-Lucent, Avaya, Panasonic, Nokia, Motorola, Apple, Blackberry and other manufacturers. As part of its turnkey approach, the Company also offers custom solutions and services for the life cycle of the equipment, including its design, configuration, installation, consulting and maintenance.

BCS in Ukraine

Our company has constructed and owns a 15,500 kilometer fiber optic network, including 800 kilometers in Kyiv, which is interconnected to the local PSTN in Kyiv, to other major metropolitan areas in Ukraine and to our gateway. Our company provides data and Internet access services in 35 metropolitan cities in Ukraine using leased terrestrial capacity from Ukrtelecom, the Ukrainian incumbent operator, and from some alternative providers.

Our company also offers various combinations of local access, VoIP and broadband and dial-up Internet services to customers in Kyiv, Odessa, Dnipropetrovsk, Lviv, Zaporozhe, Kharkov, Donetsk and Ivano-Frankovsk. Our company also provides fixed-line local access and broadband Internet services to residential customers in Kyiv.

Local Access Services. Our company provides local access services to corporate customers by connecting their premises to our fiber optic network, which interconnects to the local PSTN in 12 major Ukrainian cities.

International and Domestic Long Distance Services. Our company provides outgoing international voice services to business customers through its international gateway and direct interconnections with major international carriers using least-cost routing. DLD services are primarily provided through our own intercity transmission network, leased capacity and through interconnection with Ukrtelecom’s network. Our company also holds an international license for Ukraine that enables it to provide international telecommunications services throughout Ukraine and to lease the transmission channels to third parties.

Dedicated Internet and Data Services. Our company provides a private line service, VPN services, an integrated voice and data ISDN connection, frame relay, broadband digital subscriber line and dedicated Internet services.

Voice over Data Services. Our company is a leading provider of voice over data services in Ukraine. Its prepaid cards and VoIP products provide an alternative international calling solution.

Information Services. Our company provides telecommunications services to financial and banking companies such as S.W.I.F.T. and Western Union, access to processing centers, news services to companies such as Reuters, as well as conduits to airline reservation systems in Ukraine. Our data center provides server co-location and hosting services for news agencies and financial and entertainment services providers.

Call Center Services. Our company launched its call center services in 2002 and is one of the main market players in providing telemarketing, actualization and hot line services for corporate clients in Kyiv.

Mass Market Services. Our company offers telephone and Internet broadband access services (through FTTB or ADSL) for mass market customers, including 100Mbit/s Internet access service.

FMC Services. In 2008, we decided to put on hold the analysis and design of FMC (IMS) Ukraine until vendor selection is completed. For more information on our FMC project, please see “—Fixed-line Telecommunications Equipment and Operations—FMC Project” below.

Carrier and Operator Services

With the acquisition of Golden Telecom in February 2008, VimpelCom acquired the historically strong Carrier and Operator services business of Golden Telecom that now forms the core for our integrated Carrier and Operator services division.

VimpelCom’s Carrier and Operator services division provides consolidated management of VimpelCom’s relationship with other domestic and foreign carriers and operators.

Two main areas of focus in this line of business are:

•	generating revenue by provisioning a specific range of telecom services to other mobile and fixed-line operators and ISPs in Russia, the CIS countries and abroad; and

•

optimizing costs and ensuring the quality of VimpelCom’s long distance voice, internet and data services to and from subscribers of other telecommunications operators and service providers worldwide by means of interconnection agreements.

In an effort to create a single unified transport network for our mobile and fixed telecommunications services by December 31, 2008, we transferred the majority of VimpelCom’s international and domestic long distance voice traffic to our own backbone from other Russian long distance carriers. This allowed us to reduce voice traffic termination cost by using our own backbone for national long-distance and international traffic.

Carrier and Operator Services in Russia

VimpelCom’s Carrier and Operator Services division in Russia provides a range of carrier and operator services, including voice, Internet and data transmission over our own networks.

Historically, VimpelCom provided high volumes of international and domestic voice calls termination for Russian telecommunications operators, as well as voice call termination to Russia, CIS and Baltic states for international telecommunications operators. After the demonopolization of the long distance telephony market in Russia in 2006, VimpelCom received a new type of license for international and national communications services and built a Federal Transit Network of 11 new international and domestic long distance voice switches to meet regulatory requirements for the activation of the new license. By the end of 2008 VimpelCom’s Federal Transit Network of VimpelCom had expanded, consisting of 8 international and 21 domestic long distance switches. From the beginning of 2007, VimpelCom has improved its status on the international and domestic long distance markets in Russia by providing services that are competitive with those offered by leading telecommunications providers in Russia.

Regulatory changes in 2006 introduced new models of inter-operator tariffs to the Russian voice traffic transmission market. There are three types of fixed-line voice services operators, Local, Zonal and Long Distance, which are determined in accordance with licenses held by an operator. According to regulations, every long distance voice call originating from a fixed-line subscriber in Russia and/or terminating with a fixed-line subscriber in Russia should be transmitted via all three levels of voice network. All calls that originate or terminate with a mobile user must be transmitted on two levels of voice network.

VimpelCom, as a universal carrier and service provider, combines all three levels of licenses and voice networks within Russia. VimpelCom has a number of its own Zonal networks and has its own Local networks in the most populated regions of Russia.

Our Carrier and Operator Services division also provides domestic and international IP transit services to ISPs in Russia, CIS and Baltic states. Smaller ISPs can connect to our IP backbone and then use its network to access the Internet. VimpelCom’s IP backbone is a native IP/MPLS network with 10 Gb infrastructure and more than 100 access points in Russia. Top Russian content providers facilities are located in VimpelCom Data Centers and have internet access via VimpelCom’s IP backbone. More than 250 Russian ISPs have an IP exchange with our network as IP transit customers. We have global traffic exchange points in London, Frankfurt and Amsterdam. These factors allow VimpelCom to provide ISPs with hi-level bandwidth and connectivity to both Russian and global internet segments.

Customers and Services

VimpelCom’s Carrier and Operator services customers include foreign and Russian telecommunications operators and carriers.

Voice Services. For international operators, including traditional incumbents and mobile and VoIP operators, we provide call termination to fixed and mobile destinations in the Russian, CIS and Baltic states. For CIS operators, we provide call termination to Russian and international fixed and mobile destinations. For Russian operators we provide international, domestic, zonal and local voice call transmission services

Internet Services. VimpelCom’s Carrier and Operator Services division provides IP transit service to Russian, CIS and Baltic states and other operators throughout the world. Russian and CIS operators require global internet connectivity. International operators require connectivity to the Russian Internet segment. In addition, VimpelCom’s Carrier and Operator Services division provides co-location services in our Data Centers to content providers.

Data Services. We offer three types of data services: private networks, local access, and domestic and international channels.

VimpelCom has its own local network nodes in the majority of business and trade centers in the largest cities of Russia. Other operators access those business and trade centers by ordering from VimpelCom local channels that connect to their network nodes.

VimpelCom has interconnection agreements with international global data network operators who provide one-stop shopping for worldwide data network services for multinational companies. Under these agreements VimpelCom provides MPLS based IP VPN, local, domestic and international private lines, equipment and equipment maintenance for Russia and the CIS.

VimpelCom also provides high-speed domestic and international channels to international and Russian operators to sell excess backbone network capacity.

Carrier and Operator Services in CIS

VimpelCom Russia is the main carrier for all VimpelCom group companies in the CIS for voice traffic transmission between countries where VimpelCom operates and for the majority of the VimpelCom group’s international long distance traffic termination and IP transit.

Ukraine. During the year 2008, VimpelCom integrated the operations of its Ukrainian mobile and fixed-line subsidiaries—URS and Golden Telecom Ukraine.

The joint carrier and operator services division in Ukraine provides local, international and intercity long distance voice traffic transmission services to Ukranian fixed-line and mobile operators on the basis of its proprietary DLD/ILD network as well as IP Transit and data transmission services on the basis of our own domestic and international fiber optic backbone and IP/MPLS data transmission network.

Most of carrier and operator services revenue in Ukraine we derive from voice call termination services to our own mobile network, and other local and international destinations.

Armenia. ArmenTel is the Armenian incumbent mobile and fixed-line operator. ArmenTel operates a national network and local networks in almost in every city of Armenia. ArmenTel provides domestic and international voice termination, intercity and local leased channels and IP transit.

Kazakhstan. KaR-Tel has indirect interconnection with VimpelCom Russia through Limited Liability Partnership TNS-Plus (“TNS-Plus”), in which KaR-Tel owns an interest. KaR-Tel has interconnection agreements with other mobile operators and with Kazakhtelecom, a national carrier. KaR-Tel also has interconnection agreements with other fixed-line operators under which KaR-Tel provides traffic termination services in Kazakhstan.

Uzbekistan. Unitel has an interconnection agreement with Uzbektelecom, the incumbent fixed and mobile services provider in Uzbekistan, through which all national and international traffic is routed. Uzbektelecom also has an interconnection agreement with VimpelCom Russia and with four mobile providers in Uzbekistan (MTS-Uzbekistan, East Telecom, Rubicon Wireless Communication and COSCOM).

Tajikistan. Tacom has interconnection agreements with eight mobile operators, including local and international operators. Under interconnection agreements, Tacom provides voice call termination to its own network. Tacom also has a license to provide international communications in Tajikistan which allows to interconnect with VimpelCom Russia directly.

Georgia. Mobitel has interconnection agreements with three local, national and international operators and seven other local and/or national operators. Under these agreements Mobitel provides voice call termination to its own network.

Consumer Internet Services

Our Consumer Internet Services division provides fixed-line telephony, Internet access and home phone services (on a VoIP and copper wire basis) to customers in Russia, Ukraine, Uzbekistan, Armenia and Kazakhstan.

In Russia, we offer fixed-line and wireless Internet access and dial-up services.

Fixed Broadband Internet Access.

According to research by J’son & Partners, as of December 31, 2008, broadband penetration in Russia was 19.5%. One of our strategic focuses is broadband services development based on the most up-to-date engineering solutions. Currently, the VimpelCom group of companies (including VimpelCom, Golden Telecom and Corbina Telecom) is focused on developing local infrastructure in order to bring fixed broadband Internet access services to major cities in Russia.

Corbina Telecom launched an FTTB project in 2005 and Golden Telecom launched its FTTB project in 2007. Since September 2008, FTTB services have been offered under our Beeline brand. As of December 31, 2008, we had approximately 770,000 subscribers in 47 cities where we offer FTTB services.

For more information on Golden Telecom’s FTTB project, please see “—Fixed-line Telecommunications Equipment and Operations—FTTB Project” below.

Additional FTTB services

FTTB IPTV. In 2008 we announced a new pay television service, based on Microsoft Mediaroom IPTV solution. The service had been available for Corbina Telecom FTTB subscribers in Moscow as free trial service in 2008. A pay service began on January 15, 2009. As of January 31, 2009, we had approximately 14,000 IPTV subscribers. In May 2009, IPTV services will be offered under the Beeline brand.

FTTB Voice (on VoIP technology). Under a Triple Play concept (Internet + Voice + TV), we offer home phone services for mass market subscribers. These services are already available in five regions in Russia and in 2009 we plan to expand to four additional regions, including Moscow and St. Petersburg.

Wireless Broadband Internet Access. On March 1, 2007, Golden Telecom launched commercial operations of its WiFi network offering prepaid Internet access to the mass market under the “Golden WiFi” brand. Since September 22, 2008, the service has been provided under “Beeline WiFi” brand. Beeline WiFi is the world’s largest metropolitan wireless network and includes the greater part of Moscow’s city center and many other areas of the city. As of March 2009, our company has installed more than 16,500 WiFi access nodes in Moscow providing indoor and outdoor Internet access covering approximately 2.0 million apartments. Since December 2007, Golden Telecom has also been providing international WiFi roaming service in 28 countries.

As of December 31, 2008, we had approximately 103,447 WiFi customers in Moscow and St. Petersburg. Its most recognized partners are Domodedovo and Sheremetyevo-2 Airports, McDonalds, Starbucks, Coffee-House, MEGA and IKEA trade centers.

xDSL Services. Since 2005, Golden Telecom has developed broadband Internet access on the basis of xDSL technologies. Currently, more than 60% of connections use ADSL technologies. xDSL-networks are used in 23 major cities in Russia. As of December 31, 2008, our company had approximately 30,000 xDSL subscribers in Russia.

Dial-up Internet Access. Our company continues to offer dial-up Internet services to consumers in Russia. With over 60 locations, our company is the largest ISP in the CIS. It plans to continue providing dial-up Internet services while migrating dial-up Internet customers onto new Internet access products such as FTTB and WiFi.

SIP Telephony (on VoIP technology). Through Corbina Telecom, we offer SIP-Telephony to the mass market. These services are available for computers, mobile devices and VoIP equipment users. As of December 31, 2008, we had approximately 10,000 subscribers in Moscow.

Traditional Voice (on TDM technology with copper last mile). Since 2005, Golden Telecom has provided home phone services to the mass market using TDM-technology. Golden Telecom provides the same services as its main competitor, the Svyazinvest Group. As of December 31, 2008, our company had approximately 170,000 subscribers in 21 regions in Russia.

Pay TV (Cable TV) Services. Golden Telecom provides traditional cable TV services in certain cities in Russia. As of December 31, 2008, our company had approximately 80,000 subscribers in these cities.

In Ukraine, Uzbekistan, Armenia and Kazakhstan, with the exception of Pay TV, we offer the same spectrum of fixed-line and wireless Internet access and dial-up services. In Armenia, we offer Fixed Broadband Internet Access based on ADSL technology only.

Marketing and Distribution

Mobile Services

Target Subscribers and Tariffs

We offer to both our contract and prepaid subscribers a variety of tariff plans, each appealing to a specific subscriber segment and designed to fit different calling patterns. Our principal tariff plans are marketed under our “Beeline” trade name.

Russia

In Russia, VimpelCom offers its subscribers several national prepaid and contract tariff plans, each offering a different benefit and targeting a certain type of subscriber (such as business users, high-ARPU subscribers, families or young, active subscribers. VimpelCom also offers a number of local tariff plans. VimpelCom’s tariff plans in Russia are almost exclusively Russian ruble-based but in limited cases are U.S. dollar linked (based on a fixed exchange rate).

VimpelCom divides its primary target subscribers in Russia into four groups:

•	Key/National Accounts, in which monthly revenue for mobile and fixed line services exceed US$10,000.0;

•	Large Accounts, in which monthly revenue for mobile and fixed line services exceed US$2,000.0 or companies having high revenue potential;

•	SME in which monthly revenue for mobile and fixed line services is less than US$2,000.0; and

•	mass market subscribers.

VimpelCom offers special customer services and tariff plans with discounts for Internet services for our Key/National accounts. The revenues from VimpelCom’s Key/National accounts, including all multi-regional companies and government institutions, is included in the total revenues for VimpelCom’s Corporate and Business segment.

As of December 31, 2008, VimpelCom in Russia had a total Key/National, Large Accounts and SME mobile subscriber base of approximately 1.9 million, of which approximately 13.0% comprised key/national accounts, 59.0% comprised SMEs and approximately 28.0% comprised large account subscribers. VimpelCom’s corporate segment generated approximately 12.5% of its total revenues in 2008.

The typical corporate subscriber pays on a contract basis for our fixed and mobile services. VimpelCom provides its corporate subscribers with a range of additional value-added services, including specialized customer service, tailored pricing arrangements and access to sophisticated technological options, such as individual corporate wireless networks.

For USB-modems customers, VimpelCom offers special mass market tariffs that were developed for Internet access purposes with closed voice service. Tariffs differ by subscriber needs. In regions in which we use a 3G network, subscribers benefit from lower tariffs and higher speeds.

Kazakhstan

In Kazakhstan, KaR-Tel offers four tenge-based tariff plans for the consumer market and nine tenge-based tariff plans for its business segment, each targeted at a different type of subscriber.

KaR-Tel divides its primary target subscribers into four large groups:

•	large account corporate subscribers with more than 150 employees and an average monthly bill of US$4,000.0 or higher;

•	SME with an average monthly bill of less than US$4,000.0 and located in a single region;

•	national clients with any number of employees, but that are industry leaders with a presence in more than one region of the country; and

•	mass market subscribers.

Businesses and governmental entities that use mobile services on a contract basis are grouped together as part of KaR-Tel’s corporate segment.

As of December 31, 2008, KaR-Tel had a total large account corporate and SME subscriber base of approximately 190,000, of which approximately 73.0% comprised SMEs, approximately 7.0% comprised large account corporate subscribers and the remaining 20.0% comprised national clients KaR-Tel’s corporate segment generated approximately 7.1% of its total revenues in 2008.

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

Unitel divides its primary target subscribers into three large groups:

•	large corporate subscribers with more than 25 employees;

•	SME subscribers with 25 or fewer employees and high-income individual subscribers; and

•	mass market subscribers.

Businesses and governmental entities that use mobile services on a contract basis are grouped together as part of Unitel’s large corporate segment.

As of December 31, 2008, Unitel had a total corporate subscriber base of approximately 49,445 registered subscribers, out of a 3.8 million total registered subscriber base, compared to approximately 36,673 registered subscribers as of December 31, 2007. Out of 49,445 corporate registered subscribers, approximately 76.6% comprised SME subscribers and approximately 23.4% comprised large corporate subscribers. Unitel’s corporate segment generated approximately 5.1% of its total revenues in 2008.

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

URS had approximately 2.1 million subscribers in Ukraine as of December 31, 2008, including approximately 2.0 million prepaid subscribers and 0.04 million contract subscribers, representing 98.0% and 2.0% of its subscribers, respectively, as compared to 1.9 million active subscribers as of December 31, 2007.

Armenia (mobile)

In Armenia, ArmenTel offers several dram-based prepaid and contract tariff plans, each one targeted at a different type of subscriber. In 2008, ArmenTel modified its tariff plans for contract subscribers and launched new corporate tariff plans

ArmenTel divides its primary target subscribers into three groups:

•	large corporate subscribers with 30 or more telephone lines or service charges of US$3,000.0 or more;

•	SME subscribers with less than 30 telephone lines or service charges of less than US$3,000.0; and

•	mass market subscribers.

Businesses and governmental entities that use mobile services on a contract basis are grouped together as part of ArmenTel’s corporate segment.

As of December 31, 2008, ArmenTel had a total corporate subscriber base of approximately 69,500, of which approximately 58.0% comprised large corporate subscribers and approximately 42.0% comprised SMEs. ArmenTel’s corporate segment generated approximately 27.0% of its total revenues in 2008.

Tajikistan

In Tajikistan, Tacom offers several U.S. dollar-based prepaid and contract tariff plans, each one targeted at a different type of subscriber in the consumer or corporate segments.

Tacom divides its primary target subscribers into two groups:

•	mass market subscribers; and

•	corporate subscribers.

As of December 31, 2008, Tacom had a total corporate subscriber base of approximately 11,800, which represents approximately 0.2% of Tacom’s total subscribers base. Tacom’s corporate segment generated approximately 1.9% of its total revenues in 2008.

Georgia

In Georgia, Mobitel offers four national lari-based prepaid tariff plans, each one targeted at a different type of subscriber. Mobitel does not offer contract tariff plans.

Mobitel divides its primary target subscribers into two groups:

•	SME subscribers; and

•	mass market subscribers.

As of December 31, 2008, Mobitel had a total corporate subscriber base of approximately 2,900 registered subscribers. Mobitel currently does not offer contract-based plans for its corporate customers and consequently its corporate segment generated approximately 1.5% of its total revenues in 2008.

Advertising

Since the acquisition of Golden Telecom, we have advertised all of our telecommunications services and products under the “Beeline” brand name. This includes products and services of Golden Telecom.

We provide promotional information in our consumer invoices and on our prepaid cards to inform customers of alternative pricing arrangements, dealer locations and new services targeted to specific market segments. We conduct significant advertising campaigns through popular publications, on radio and television, in outdoor media and on the Internet. We conduct our advertising campaigns in cooperation with our licensees to further increase the exposure of the “Beeline” brand name. We derive substantial marketing benefits from brand recognition, both with existing customers traveling outside of our service areas and with potential new customers moving into our license areas. We also work with dealers on joint advertising and to ensure that the integrity and high quality image of the “Beeline” brand name is preserved.

For the past four years, our “Beeline” brand name has been named the most valuable brand in Russia by Interbrand Group.

We also provide our telecommunications services in Kazakhstan, Uzbekistan, Ukraine, Armenia, Tajikistan and Georgia under the “Beeline” brand name. In 2009 we will prepare to operate our mobile telecommunications services in Cambodia and Vietnam under the “Beeline” brand name.

Distribution

Our distribution strategy currently focuses on making our products and services more affordable and widely available to potential new and existing subscribers. We offer our products through independent dealers at an extensive range of points of sale throughout each country in which we offer services. Subscribers can replenish prepaid balances in a variety of ways, including through use of prepaid scratch cards or our Universal Payment System. As a result of our strategy, we tend to attract a greater mix of mass-market subscribers, most of whom enroll through independent dealers as compared to our corporate and high value customers who mostly enroll directly with us. Additionally, in October 2008, we acquired 49.9% of Euroset, a leading independent retailer in Russia, which significantly enhanced our distribution capabilities.

	Independent Dealers	Points of Sale	Prepaid Scratch Card Purchase Locations(1)	Cash Collection Points(2)
	(As of December 31, 2008)
Russia	2,500	36,000	115,000	239,000
Kazakhstan	400	6,543	34,983	13,492
Uzbekistan	2,573	4,348	10,909	20,245
Ukraine(3)	1,377	18,894	43,576	33,647
Armenia (mobile)	45	2,402	10,285	1,311
Tajikistan	157	1,620	4,643	2,028
Georgia	122	766	4,438	3,072

(1)	Prepaid scratch cards are sold at our sales offices as well as through a network of dealers and various retail distribution channels, such as bank branches, supermarkets, grocery stores, kiosks, restaurants and gas stations.
(2)	Cash collection points where subscribers can replenish prepaid balances through our Universal Payment Systems are located throughout each jurisdiction (including our sales offices, dealers’ sales outlets, supermarkets, bank branches, gas stations and ATM machines).
(3)	Figures exclude Golden Telecom’s mobile operations in Ukraine.

VimpelCom pays commissions to dealers for enrolling subscribers.

The commissions in CIS countries typically vary by the initial balance included with the SIM card and by the subscriber’s price plans. In all countries excluding Ukraine, registration of new subscribers in the billing system by dealers is required for payment of dealer commissions. In Ukraine subscribers’ registration is not required by law.

Customer service and loyalty programs

We place a high priority on providing consistently high quality customer service to our subscribers. VimpelCom has customer service centers in all of its sales offices throughout Russia, including 30 dedicated walk-in centers in Moscow. VimpelCom handles the majority of its customer contacts through 20 call centers (13 in Russia and 7 in CIS). VimpelCom call centers support a wide range of services, products and devices, including mobile, FTTB, Residential Broadband and iPhones. As of December 31, 2008, VimpelCom employed approximately 6,800 service representatives in its subscriber service department (of which approximately 5,600 were in Russia and approximately 1,200 were in the CIS).

Our loyalty programs are designed to retain our existing subscribers, thereby reducing churn, and increasing customer spending. In 2006, we launched a loyalty family program called “Malina” in the Moscow license area with other vendors and service providers. Through a variety of incentives, this program aims to decrease churn among our mass market subscribers, increase usage of “Beeline” services and attract target market subscribers from our competitors. We also launched the Data Warehouse program, which allows us to provide cross-partner programs in which we analyze Malina members’ activities with other program partners. As of the end of 2008, 718,488 Beeline users participated in the Malina program. In 2007, Hi-Light Club, or HLC, our loyalty program for high ARPU clients (launched in March 2005) became a nationwide program and is being developed as a centralized program managed from Moscow. By the end of 2008, the total number of participants exceeded 887,021 (313,888 in Moscow and 573,133 in other regions).

Fixed-line Marketing and Pricing

Business and Corporate Services (BCS)

Russia

As of December 31, 2008, we utilize a direct sales force consisting of approximately 800 sales and account managers in Moscow, operated both with fixed and mobile corporate customers and supported by specialists in technical sales support, marketing, customer service and end-user training. In addition, we employ a team of regional sales managers (approximately 1,300) and a dedicated sales force in each of its 76 regional branch offices, in addition to having sales incentive plans with its regional partners.

We train our employees to provide a high level of customer service. In the typical case, we offer our services at competitive prices in comparison with incumbent local / national operators and other alternative operators in the market. At the same time, for our large customers may eligible for volume discounts at defined revenue thresholds. We also apply discount policy within cross-sales (selling convergence fixed and mobile services to the same client). While pricing competition remains a factor, especially for voice services, many corporate data networking customers place more value on network coverage, reliability and the ability to design, install and maintain local area networks, or LANs, and wide area networks, or WANs. These customers often require integrated solutions, including connections to offices located in different cities.

Ukraine

Our company emphasizes high customer service quality and reliability for its corporate large accounts while at the same time focusing on the development of its SME and mass market offerings. It sells to corporate customers through a direct sales force and various alternative distribution channels and to the mass market through alternative distribution channels such as agent networks.

We use a customized pricing model for large accounts and standardized pricing for SMEs and mass market customers.

Consumer Fixed Internet Services

Russia

Fixed Broadband Internet Access. For FTTB services, the VimpelCom group of companies offers an unlimited tariff plan and tariff plans that depend on traffic volume and connection speed. Unlimited tariff plans offer a convenient solution for active Internet users who use Internet to download large volumes of data. The maximum speed of FTTB Internet access is 100 Mbps.

FTTB IPTV. Before January 15, 2009, in Moscow, service had been provided on a trial basis, free of charge. Since January 15, 2009 service is provided for a monthly fee and also offers various on-demand services.

FTTB Voice (on VoIP technology). VimpelCom offers two tariff plans required by Russian legislation and various additional tariff plans.

xDSL Services. For xDSL services, our company offers an unlimited tariff plan and tariff plans that depend on traffic volume and connection speed. Our company plans to offer a tariff policy that combines xDSL with FTTB services.

Wireless Broadband Internet Access. Our company offers WiFi tariff plans that include unlimited usage plans and plans that charge by usage. Our company also offers special prices for mobile users.

Dial-up Internet Access. Currently, our company offers prepaid tariff plans for all mass market services. Customers can purchase scratch cards from points of sale, pay through an electronic payment system or make a payment at one of its sales offices. Our company uses its distribution network to communicate with our subscribers and for trade marketing activities. Moscow and regional subscribers can call its call center for customer and technical support.

SIP Telephony (on VoIP technology). We offer moderate tariffs on long distance communication and one tariff plan for all ILD-DLD zones. We offer competitive prices compared to other long distance providers.

Traditional Voice (on TDM technology with copper last mile). As required by law, we offer three tariff plans which are similar to the tariff plans of our main competitors.

Equipment and Operations

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

In 2006, we launched a 3G network in Tajikistan based on Huawei equipment. In 2008 3G networks were launched in Uzbekistan and Armenia. These networks provide all common 3G services, including video calling. In March 2008, we launched a TDM/VoIP international gateway in Kazakhstan.

As of December 31, 2008 we launched 3G in more than 40 cities in Russia.

The table below sets forth certain information on our network equipment as of December 31, 2008.

	GSM Base Stations(*)	Base Station Controllers	Switches	Territorial Coverage	Sq Kilometers
Russia	26,633	678	227	3,170,000	million sq kilometers
Kazakhstan	3,119	85	23	670,204	thousand sq kilometers
Uzbekistan	1,573	26	22	168,500	thousand sq kilometers
Ukraine	3,015	24	26	319,000	thousand sq kilometers
Armenia	503	2	4	33,687	thousand sq kilometers
Tajikistan	494	5	6	30,425	thousand sq kilometers
Georgia	514	8	3	25,541	thousand sq kilometers

*	including 3G base stations

To avoid network constraints, we expect to extend our network capabilities through hardware and software extensions in 2009. We base our expansion decisions on current equipment load, existing marketing plans and new product and services launches.

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

Handsets and accessories

Our subscribers must have a handset that can be used on our mobile networks. Subscribers in Russia and the CIS can purchase handsets from us, from a dealer or supplier or from another service provider. We do not expect to earn a significant profit on the sale of handsets and accessories. Rather, we intend to sell handsets and accessories to help attract subscribers and ensure the supply of handsets in the marketplace. In the future, we may consider shifting all our handset sales to independent dealers as the mobile market grows and dealers’ retail operations develop. Additionally, in August 2008, we signed an agreement with Apple to bring the iPhone 3G to Russia in 2008. We began selling the iPhone 3G in Russia on October 3, 2008.

New technology

Potential users of wireless networks may find their telecommunications needs satisfied by other current and developing technologies, particularly in the broadband wireless services sector. In the future, wireless services, including wireless data services, may also compete more directly with traditional fixed-line services and with VoIP, both fixed-line and wireless.

3G technologies, including UMTS/HSPA, are considered significantly superior to existing second generation standards such as GSM. 3G may be used with an HSDPA feature to provide subscribers with broadband services. Our network equipment is HSDPA ready, which will allow service to be launched and become commercially available without significant additional expense. We are beginning to implement 3G mobile technologies in many countries. For example, in 2006, we introduced UMTS video call and high speed data access services in Tajikistan. VimpelCom was granted a federal 3G license in Russia in 2007, and we launched the 3G network in Russia in 2008. We also launched 3G networks in Uzbekistan and Armenia in 2008.

EDGE is an advanced high speed data transmission technology that allows subscribers to connect to the Internet and send and receive data, including digital images, web pages and photographs, up to three times faster than an ordinary GSM/GPRS network. As a result, EDGE enables GSM operators to offer higher speed mobile data access to their subscribers. EDGE also allows transmission of audio/video streaming. As of December 31, 2008, we employed EDGE technology in all regions of Russia.

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

Fixed-line Telecommunications Equipment and Operations

Fixed-line Telecommunications Network Infrastructure

Russia

Our FTN consists of eight international communications transit nodes, located in Moscow, Saint-Petersburg, Krasnoyarsk and Khabarovsk, fourteen intercity communications transit nodes deployed in each federal district of Russia, and 88 connection points or FTN access nodes located in each constituent territory of Russia. We use both TDM (Ericsson AXEs) and NGN (based on Veraz softswitches) technologies in parallel.

We have licenses to provide zonal services in all regions of the Russian Federation, which helps minimize payments to incumbent zonal operators. It has completed construction of zonal networks in 29 Russian regions and three zonal nodes. Our intra-zonal network in Moscow is integrated into the Moscow city incumbent telephone network at 78 transit and local exchanges, and its network infrastructure is integrated into the main public city networks in St. Petersburg, Nizhny Novgorod, Samara, Voronezh, Ekaterinburg, Kaliningrad, Krasnoyarsk, Perm and Krasnodar.

We have constructed a data network that covers more than 300 cities across Russia and the CIS and consists of terrestrial and satellite transmission capacity that it either leases or has purchased via indefeasible rights of use, which are long-term contractual agreements with operators that grant exclusive, unrestricted and indefeasible rights to use the relevant fiber optic capacity for any legal purpose. Our company currently has 15x10G fiber optic capacity between Moscow and Stockholm, 5x10G between Stockholm and Frankfurt, 2xSTM-4 between Stockholm and London, 10G between Stockholm and Amsterdam, 10G between Frankfurt and London, STM-1 between Stockholm and New York, STM1 between Frankfurt and Hong Kong. In Russia, our company has 3xSTM-64 between Moscow, Tula, Voronezh, Rostov,Krasnodar, Volgograd, Saratov, Samara, Ufa, Kazan and Nizhny Novgorod, STM-4 from Ufa to Krasnoyarsk through Ekaterinburg, Chelyabinsk, Tyumen, Omsk and Novosibirsk, STM-4 from Krasnodar to Sochi, STM-1 from Vladivostok to Khabarovsk, STM-1 from Khabarovsk to Krasnoyarsk, STM-1 from Saint Peterburg to Kaliningrad, STM-1 from Rostov to Stavropol and STM-1 from Volgograd to Astrakhan. We have also leased extensive domestic terrestrial capacity from several providers.

For satellite transmission, our company has entered into long-term leases, primarily with Intelsat, Intersputnik, Asia Broadcast Satellite and New Skies Satellite to cover Russia and the CIS. Total satellite capacity is 615MHz. For IP capacity, we use 70 Gbit connectivity from Verizon, Cable&Wireless and Global Crossing and connects to DECIX and AMS-IX, the leading European IP exchanges, through IP routers in Frankfurt and Stockholm. We have changed its interconnect technology from synchronous digital hierarchy to optical Gbit, which allows it to increase uplink capacity, decrease costs and improve network utilization. Our company also has its own backbone fiber optic cable links from Moscow to Ufa, Samara, Toliatty and Saratov via Nizhny Novgorod and Kazan and cross-border links between Russia and Ukraine and Russia and Kazakhstan.

Ukraine

Our fixed-line network in Ukraine consists of a gateway international switching center in Kyiv, leased and owned international and intercity fiber optic channels and regional voice and data switches. We have constructed Metropolitan Area Networks, or MANs, in Kyiv and Odessa, which provide a broader range of services, including broadband access to Internet and VPN service.

In 2004, we launched an IP node in Kyiv that provides interconnection with international operators via the public Internet and the possibility of offering new services such as VoIP, VPN and IP phones. Our company has also completed construction of a fully protected international backbone network from Kyiv to its points of presence in Frankfurt, Germany, via three independent border-crossings with Poland and Hungary. Its nationwide backbone network includes STM-16 capacity from the Western part of Ukraine to Kyiv via Lviv, Lutsk, Rovno, Zhitomir, synchronous digital hierarchy capacity to the eastern part of Ukraine from Kyiv to Kharkov via Chernigov and Sumy and STM-1 leased capacity to Dnipropetrovsk, Donetsk, Odessa, and Zaporozhe.

Uzbekistan

BUZTON telecommunication network provides international telephony and Internet access by means of technical capabilities of JSC Uzbektelecom according to applicable licenses and local legislation. Network consists of 87 nodes situated all over Uzbekistan, of those 43 are placed in Tashkent, 12 are in regional centers and the rest are remote nodes. Main line in Tashkent is based on fiber-optic equipment and is 175 km length. City-city line is based both on long-leased channels and local fiber-optic networks in Tashkent, Samarkand, Bukhara, Navoi and Zafarshan with capacities up to 1 Gb/s. Currently we perform PSTN modernization by introduction of SoftSwitch and migration to unified convergent packet network. Further unification of Unitel’s and BUZTON’s transport networks both on city-city and main line levels will allow to reduce costs for transfer of own multimedia traffic and to lease high-speed channels to 3rd party.

Armenia

ArmenTel fixed infrastructure covers all districts of Armenia with a full set of equipment (digital-analog exchanges, copper wire access network, fiber-optic backbone network, CDN network). Network in Yerevan was upgraded using NGN technology provided by Ericsson and includes IP-based switching center both for mobile and fixed customers. Rest part of the country is serviced with 226 exchanges of which 62 are digital and 166 analog. ArmenTel CDMA network is used to provide fixed telephone services to rural customers. Backbone network is based on fiber-optic equipment with SDH and IP interfaces. Existing CDN network is used to provide data services.

FTTB Project

Our company is rolling out Fiber-to-the-Building, or FTTB, networks in Russia and the CIS. Technically, FTTB offers higher transmission speed, more bandwidth and better security compared to all existing xDSL and other quasi-broadband solutions. In Russia, where the local loop has not been unbundled and the quality of copper lines is generally poor, construction of fiber networks helps to create alternative high quality access to subscribers’ apartments.

As of March 2009, we had approximately 840,000 subscribers connected to our FTTB network. The network is in operation in 50 cities across Russia and the CIS. Acquisition of Corbina Telecom in 2007 strengthened company’s position in the broadband Internet market. We have the largest FTTB network in Moscow, the core broadband market in Russia, and our management has experience in an efficient rollout of fiber optic networks in densely populated metropolitan areas.

The FTTB project in Ukraine encompasses triple play service for Ukrainian subscribers. In Ukraine, it is a prepaid service that currently provides Internet access with a speed of up to 100 Mbit/s in any traffic direction. We have launched the FTTB project in Kyiv and are monitoring plans to expand to other cities.

FMC Project

In 2008, our company began testing and deployment of an FMC platform in Ukraine based on Huawei solutions. The FMC network combines the advantages of fixed-line and mobile communications and is aimed at providing seamless switchover from mobile to fixed-line networks, together with attractive price offerings. Our FMC network will be the first converging communications network in Ukraine and will be available to corporate, SME and residential GTU’s customers. FMC will allow customers to utilize one account for fixed and mobile services and utilize mobile Internet access, cross-discounts on voice calls, call forward from fixed to mobile phones, voice call continuity services and call hold services.

To date, our company has deployed the wireless segment of its FMC network by upgrading its existing GSM-1800 networks in Kyiv and Odessa and installing upgraded GSM networks in Donetsk, Zaporizhzhya and Ivano-Frankovsk. During the first quarter of 2008, we installed and began testing upgraded network equipment to modernize the core of its GSM network in Ukraine. By the end of the second quarter of 2008, we installed an intelligent platform to provide FMC value-added services.

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

Properties

VimpelCom’s principal place of business is in a series of five buildings consisting of approximately 24,000 square meters that we own at 10 Ulitsa 8-Marta in Moscow. We use these buildings as an administrative office, technical center warehouse and operating facility. In addition, we own a series of six buildings on Lesnoryadsky Pereulok in Moscow, constituting approximately 15,500 square meters, that are used as an administrative office, warehouse and operating facility. These buildings also house the main switches for our Moscow GSM-900/1800 network and our main and reserve IT centers. VimpelCom also has offices at 4, Krasnoproletarskaya Street, in the center of Moscow. It consists of three leased administrative buildings of approximately 32,400 square meters. We also own a portion of a building in the center of Moscow on Ulitsa 1st Tverskaya Yamskaya consisting of approximately 3,000 square meters that we use as a subscriber service center, administrative and sales office. We also own office buildings in some of our regional license areas and lease space on an as-needed basis.

For a description of certain telecommunications equipment that we own, please see “—Mobile Telecommunications Business—Mobile Telecommunications Equipment and Operations—Mobile telecommunications network infrastructure” and “—Fixed-line Telecommunications and Internet Business—Fixed-line Telecommunications Equipment and Operations—Fixed-line telecommunications network infrastructure” above.

Legal Proceedings

KaR-Tel Litigation

Prior to our acquisition of KaR-Tel, in November 2003, KaR-Tel redeemed for an aggregate of 450,000.0 Kazakhstani tenge (or approximately US$3,100.0 based on the Kazakhstani tenge to U.S. dollar exchange rate as of December 31, 2003) the equity interests of Turkish companies, Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S., owning an aggregate of 60.0% of the equity interests in KaR-Tel, referred to herein as the Former Shareholders, in accordance with an October 30, 2003 decision of the Review Panel of the Supreme Court of Kazakhstan. The decision was based on the finding that the Former Shareholders inflicted material damage on KaR-Tel by causing KaR-Tel to lose a valuable government tax concession and selling KaR-Tel obsolete and over-priced telecommunications equipment. The redemption process was initiated on April 15, 2002 by a repeated extraordinary general meeting of KaR-Tel shareholders reconvened by a shareholder owning 40.0% of the equity interests in KaR-Tel. In late August 2004, prior to our acquisition, we received letters from the Former Shareholders claiming that they continue to own such interests and stating that, without their approval, all KaR-Tel deals are illegal and invalid. The Former Shareholders stated in these letters that subsequent to such redemption, their respective managements were taken over by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies, referred to in this Annual Report on Form 20-F as the Fund. The Former Shareholders indicated in their letters that they were preparing to put their case before the International Center for the Solution of Investment Disputes, or ICSID, an independent organization with links to the World Bank. Based on information disclosed by ICSID, an action by the Former Shareholders against the Republic of Kazakhstan, the subject matter of which is “telecommunications enterprise,” was filed in August 30, 2005. While we understand that this action does pertain to the Former Shareholders and their former interests in KaR-Tel, neither VimpelCom nor KaR-Tel is a party to this action. According to ICSID, the arbitration tribunal issued an award in favor of the Former Shareholders on July 29, 2008. Based on information in publicly available sources, the tribunal found that, among other things, the Republic of Kazakhstan expropriated the Former Shareholder’s investment in KaR-Tel without complying with conditions set forth in the Bilateral Investment Treaty between the Republic of Kazakhstan and the Republic of Turkey. However, the tribunal’s award did not address the validity of the decision of the Review Panel of the Supreme Court of Kazakhstan. The tribunal ordered the Republic of Kazakhstan to pay US$125.0 million plus interest to the Former Shareholders. According to ICSID, an application for the institution of annulment proceedings of the ICSID award has been registered with ICSID. We cannot assure you that the Former Shareholders or other parties will not pursue any action against VimpelCom or KaR-Tel in any forum or jurisdiction. If the Former Shareholders or other parties were to prevail in any such action, we could lose ownership of up to 60.0% of our interest in KaR-Tel, be required to reimburse the Former Shareholders for the value of their interests or otherwise suffer monetary and reputational or other damages that cannot currently be quantified.

On January 10, 2005, KaR-Tel received an “order to pay” issued by the Fund in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.6 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The order does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004. On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order. KaR-Tel received the Fund’s response to the petition in June 2006. In its response to KaR-Tel’s petition, the Fund asserts, among other things, that the order to pay was issued in furtherance of its collection of approximately US$5.5 billion in claims against the Uzan group of companies that were affiliated with the Uzan family in connection with the failure of T. Imar Bankasi, T.A.S. The Fund’s response to KaR-Tel’s petition asserts that the Uzan group of companies includes the Former Shareholders and KaR-Tel. In June 2006, KaR-Tel submitted a response to the Fund’s defense in which it denied in material part the factual and legal assertions made by the Fund in support of the order to pay. In December 2008, KaR-Tel received the Fund’s further response to KaR-Tel’s petition. The Turkish court presiding over the case may issue a decision on the basis of the parties’ filings. Our company believes that the order to pay is without merit, in part due to the fact that the Former Shareholders have not owned any interest in KaR-Tel since November 2003, when their interests were redeemed in accordance with a decision of the Review Panel of the Supreme Court of Kazakhstan, and that any attempted enforcement of the order to pay in relevant jurisdictions outside of Turkey is subject to procedural and substantive hurdles. However, there can be no assurance that KaR-Tel will prevail in its petition for the cancellation of the order to pay (either on substantive or procedural grounds), that claims targeting VimpelCom’s ownership of KaR-Tel will not be brought by the Fund directly against VimpelCom or its other subsidiaries or that KaR-Tel and/or VimpelCom or its other subsidiaries will not be required to pay amounts claimed to be owed in connection with the order or on the basis of other claims made by the Fund. The adverse resolution of this matter, and any others that may arise in connection with the order by the Fund or any other claims made by the Fund, could have a material adverse effect on our business, financial condition and results of operations, including an event of default under some or all of our outstanding indebtedness.

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

Disputes with the Russian Tax Authorities

VimpelCom. On July 5, 2006, VimpelCom received the Russian tax inspectorate’s final decision with respect to the audit of VimpelCom’s 2003 and 2004 Russian tax filings. The decision stated that we owed an additional 1,804.0 million Russian rubles in taxes (including 349.0 million Russian rubles in fines and penalties), which is approximately US$61.4 million (including approximately US$11.9 million in fines and penalties) at the exchange rate as of December 31, 2008.

VimpelCom challenged the tax inspectorate’s final decision and received court rulings that invalidated the major portion of the tax inspectorate’s final decision. However, the courts upheld a portion of the final decision in the amount of approximately 166.0 million Russian rubles in taxes, which is approximately US$5.7 million at the exchange rate as of December 31, 2008. However, the tax inspectorate has acknowledged that a portion of this sum, approximately 164.0 million Russian rubles or US$5.6 million at the exchange rate as of December 31, 2008, may be deducted from our taxes for the 2005 tax year. All court hearings with respect to VimpelCom’s 2003 and 2004 financial year filings have been completed.

On June 30, 2008, VimpelCom received the Russian tax inspectorate’s final decision with respect to the audit of VimpelCom’s 2005 and 2006 Russian tax filings. According to the final decision, VimpelCom owes an additional 1,250.5 million Russian rubles in taxes (including 48.6 million Russian rubles in fines and penalties), which is approximately US$42.6 million (including approximately US$1.7 million in fines and penalties) at the exchange rate as of December 31, 2008. VimpelCom challenged the tax inspectorate’s final decision and has already received positive court rulings of the First and Appeal instances that invalidated the portion of the tax inspectorate’s final decision in the amount of 1,210.1 million Russian rubles (including 47.5 million Russian rubles in fines and penalties), which is approximately US$41.2 million (including approximately US$1.6 million in fines and penalties) at the exchange rate as of December 31, 2008. For the remaining part of the tax authorites’ claims VimpelCom currently received positive court rulings only of the First instance.

Sovintel. Sovintel is engaged in litigation with the Russian tax inspectorate in regard to claims issued by the tax inspectorate on September 25, 2006. The Russian tax inspectorate claimed that Sovintel owes taxes, fines and penalties in the amount of approximately US$24.1 million for the years ended December 31, 2004 and 2005. Sovintel challenged the tax inspectorate’s final decision in court and the courts invalidated all claims in the tax inspectorate’s final decision. All court hearings with respect to the tax examination of Sovintel’s 2004 and 2005 financial year filings have been completed.

On April 30, 2009, EDN Sovintel—received a final decision of the Russian tax inspectorate’s review of its tax filings for financial years 2006 and 2007. According to the final decision, EDN Sovintel owes an additional 323.8 million Russian rubles in taxes (including 35.9 million Russian rubles in fines and penalties) which is approximately US$9.7 million at the exchange rate as of April 30, 2009. EDN Sovintel disagrees with the tax inspectorate’s decision and has filed a lawsuit in the Russian Arbitration courts.

For the risks related to this matter, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We could be subject to claims by the Russian tax inspectorate that could have a material adverse effect on our business.” For more information regarding the effects of prior tax claims on our financial statements, see the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and Note 21 thereto included elsewhere in this Annual Report on Form 20-F.

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

Far East Licenses and Frequencies

In July 2007, the Federal Supervisory Service for communications conducted several tenders for licenses and frequencies in the Far East super-region. We received licenses for three regions within the Far East super-region in the tenders, but we were denied licenses for eight other regions within the Far East super-region. We filed a lawsuit challenging the results of the tenders because we believed that the terms of the tenders were not in compliance with applicable law and that we should have received licenses for all 11 regions. In parallel, the Federal Antimonopoly Service issued a decision declaring that the terms of the tenders violated antimonopoly law and challenged the results of the tenders in court. The Federal Communications Agency filed a lawsuit seeking to invalidate the decision of the Federal Antimonopoly Service. The Federal Communications Agency’s claim was sustained by the court of first instance. We joined the proceedings as an interested party, and, together with the Federal Antimonopoly Service, we appealed the decision in favor of the Federal Communications Agency. On April 17, 2008, the Court of Appeals overturned the decision of the first instance court and rejected the Federal Communications Agency’s claim. On July 22, 2008 the Cassation Court upheld the decision of the Court of Appeals and found the decision of the Federal Antimonopoly Service valid. In our lawsuit challenging the results of the tenders, the court of the first instance on December 9, 2008 issued a decision which invalidated the results of the tenders. This decision was upheld by the appellate court on February 10, 2009. Licenses issued pursuant to the challenged tenders may be cancelled on the basis of these court rulings.

Litigation involving Farimex Products

On April 15, 2008, we received a copy of a purported claim filed with the Arbitration Court of Khanty-Mansiisky Autonomous Okrug in Russia from Farimex Products, Inc., the purported holder of 25,000 of our ADSs. The named defendants under the claim were Eco Telecom Limited, Altimo Holdings & Investments Ltd., Avenue Limited, Janow Properties Limited, Santel Limited, Telenor East Invest AS and OJSC CT-Mobile. Both our company and several of our current and former directors, namely, Messrs. Mikhail Fridman, Arve Johansen, Alexey Reznikovich, Fridtjof Rusten and Henrik Torgersen, were named as third parties to the case. Under Russian law, a person named as a third party to a claim is generally a person potentially interested in the case who can participate in the proceedings if he so chooses. We have not participated in the proceedings to date. A third party is not a defendant in the claim and judgments cannot be entered against a person solely due to the fact that the person was named as a third party. The claimant was seeking reimbursement from the defendants to our company of approximately US$3.8 billion in alleged damages caused to our company by the actions of the defendants with regard to our entrance into the Ukrainian telecommunications market. Among other things, the claimant alleged that Alfa Group and Telenor prevented our company from acquiring Kyivstar and that Telenor, acting through the directors on our board nominated by Telenor, caused a delay in our acquisition of URS, which caused us damages. On August 16, 2008, the court of first instance sustained the claim in part and held Telenor liable for approximately US$2.8 billion of damages. Telenor appealed this decision and on December 29, 2008 the Eighth Arbitrazh Appellate Court in Omsk vacated the lower court’s ruling and remanded it for a new hearing. On February 20, 2009, the Eighth Arbitrazh Appellate Court in Omsk sustained the claim in part and found Telenor liable for approximately US$1.7 billion in damages. Telenor has announced that it is appealing this decision. Subsequent to the court ruling, a court bailiff arrested 15.3 million of our ordinary shares owned by Telenor. We understand that these shares can, under certain circumstances, be sold by the court bailiff to satisfy the court judgment. We also understand that the court bailiff may transfer the shares to us to the extent that they cannot be sold to satisfy the court judgment within a certain period of time. Telenor has applied for a stay of enforcement proceedings but the court denied the application. Telenor has appealed this decision. If a stay of enforcement is granted, it would freeze the sale of the arrested shares. We understand that on/or about April 3, 2009 Telenor was officially served with a claim to pay US$1.7 billion to VimpelCom and that it has five days to pay the sum voluntarily. For more information on the risks associated with this proceeding, refer to the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our strategic shareholders are involved in various disputes and litigations which have caused a deterioration in their relationship and could lead to a further deterioration which could have a material adverse effect on our business, financial condition and prospects and which could subject our company to further claims” and “—A disposition by one or both of our strategic shareholders of their respective stakes in our company or a change in control of our company, including as a result of any forced sale of Telenor’s stake in connection with the Farimex Case, could harm our business.”

Petition for Appraisal

On April 18, 2008, Global Undervalued Securities Fund, L.P., or Global Undervalued, timely filed a petition in a Delaware court demanding appraisal of its 1,367,328 shares of Golden Telecom which it did not tender in the tender offer pursuant to which our company acquired Golden Telecom. On May 16, 2008, Golden Telecom, as the respondent in the case, filed its answer to the petition for appraisal filed by Global Undervalued. At this stage in the litigation, we cannot make a determination about the likely outcome of the case and we intend to defend our position vigorously.

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

REGULATION OF TELECOMMUNICATIONS

General Regulatory Environment

We are generally subject to regulation governing the operation of our business activities. Such regulation typically takes the form of industry specific laws and regulations covering telecommunications services and general competition law applicable to all activities. The following section describes the regulatory framework and the key regulatory developments in Russia, Kazakhstan, Armenia, Uzbekistan and Ukraine. We are also subject to significant regulation in the other countries of the CIS in which we operate. However, because 98.6% of our subscribers are located in Russia, Kazakhstan, Armenia, Uzbekistan and Ukraine and 99.4% of our net operating revenues are derived from our operations in Russia, Kazakhstan, Armenia, Uzbekistan and Ukraine, we do not believe that a discussion of the regulations of Tajikistan and Georgia is warranted or that such regulations are material to our business and results of operations.

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

Certain further amendments to the Communications Law because effective February 14, 2008 requiring operators to register their communication networks with the relevant authorities. Although the registration procedure has not yet been determined, the authorities are no longer issuing permission to operators to operate communications facilities. For the risks related to the new registration system, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may encounter difficulties in changing our infrastructure and expanding and operating our networks, if among other things, we fail to obtain sufficient and reliable transmission capacity.”

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

Russian Regulatory Authorities

The Ministry of Communications and Mass Media of the Russian Federation, or the Ministry, is currently the federal body with executive power to regulate the telecommunications industry. The Ministry has the authority to set policy and adopt regulations in the area of communications and make proposals to the President and the Russian Government on issuance of legal acts regarding certain key issues in the area of communications. The Ministry controls and coordinates the activity of the following entities: 1) the Federal Communications Agency, or Rossvyaz, 2) the Federal Agency for Information Technologies, 3) the Federal Agency on Press and Mass Media and 4) the Federal Supervisory Service for Communications, Information Technologies and Mass Media, or Roskomnadzor.

The primary function of the Federal Agency on Press and Mass Media and Roskomnadzor is the licensing of activities in the area of telecommunications and information technologies, control over telecommunications and information technologies, control over radiation of REDs and high frequency devices and the registration of REDs and high frequency devices.

The primary function of Rossvyaz relevant to our business is allocation of the numbering resources and certification in accordance with the established procedure.

The primary function of the Federal Agency for Information Technologies is management of state property in the sphere of information technologies and confirmation of electronic digital signatures.

Licensing to Provide Telecommunications Services and Radio Frequency Allocation

Under the Communications Law, Roskomnadzor issues licenses to provide telecommunications services on the basis of an application from an eligible applicant or, when applicable, on the basis of results of a tender or an auction. Licenses are generally issued for a term of three to five years and a legal entity or individual person can only render commercial telecommunications services upon issuance of a license.

Roskomnadzor has the right to renew an existing license upon application which may be rejected if, as of the date of submission of the application, the operator has been found to have violated the terms of the license and such violations have not been cured. The Communications Law also regulates the procedures for re-issuing a license in the case of a reorganization of the license holder or transfer of communications networks and means to other persons.

The Communications Law identifies a limited number of reasons pursuant to which licenses may be suspended by the licensing body, including identification of license violations or cancellation of permissions to use radio frequencies. Prior to suspension, the licensing body generally issues a warning that the license may be suspended if corrective action is not taken. The Communications Law also provides that a telecommunications license may be cancelled for certain reasons, upon a claim by an interested person or the licensing body, such as provision of inaccurate information when applying for the license or failure to perform obligations undertaken when receiving the license. The licensing body can also terminate a license in a liquidation or winding up of the license holder or a failure to pay licensing fees.

Licenses issued prior to the enactment of the Communications Law and Regulation No. 87 of the Russian Government dated February 18, 2005 “On approval of the list of the types of communications services and the list of conditions included into licenses,” or Regulation 87, generally contain a number of other detailed conditions, including a start-of-service date, requirements for adhering to technical standards and a schedule of the capacity of the network that the licensee must attain. These license conditions also require that the licensee’s services, by specified dates, cover either (i) a specified percentage of the territory for which the license is issued or (ii) a specified number of cities within the territory for which the license is issued. Conditions in licenses issued after the enactment of Regulation 87 must include the period during which the licensee is entitled to provide the relevant services, the start-of-service date, and the territory in which the relevant services are to be provided, as well as certain other conditions depending on the type of the licensed activity, including information on the calculation of compulsory payments into the universal services fund, as described below.

In addition to obtaining a license, wireless telecommunications operators have to receive a permit for radio frequency usage for every radio transmitter they operate. The permit for radio frequency usage is issued on the basis of conclusions of the State Radio Frequency Service, which evaluates the electromagnetic compatibility of the REDs and coordinates the possibility of radio transmitters usage with the Defense Ministry, Federal Protective Service and the Federal Security Service of the Russian Federation. Under the Communications Law, permits for the use of radio frequencies are granted for ten years or a shorter period if such shorter period is indicated in the application. Radio frequency permit duration may be extended if by its ending no normative acts are adopted, which allow to use radio frequencies upon previous terms.

Prior to enactment of further regulations, we continue to pay for the use of the radio frequencies spectrum on the basis of government decrees requiring all operators to pay an annual fee (set by the Radio Frequency Service and approved by the former Anti-Monopoly Ministry) for the use of their frequency spectrums. In addition, the Communications Law provides that the users of the radio frequency spectrum shall make a one-time payment and annual payments for the use of the spectrum to ensure control over radio frequencies, conversion of the radio frequencies spectrum and financing for the transfer of the operating REDs to other radio frequency bands.

Universal Services Fund

All telecommunications operators are required to make compulsory payments to a “universal services fund,” which was formed in order to compensate operators for losses from offering universal services in distant regions of Russia. Operators must make quarterly payments to the universal services fund of 1.2% of its quarterly revenues from communications services provided to subscribers and other users in the public communications network. Amounts paid as value added tax are excluded from the calculation of revenues.

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

Amendments to the Communications Law have been proposed, which would result in the regulation of tariffs set by mobile operators for interconnection and transfer of traffic. According to the proposed amendments, an operator will be subject to such regulation if it, together with its affiliated persons, owns at least 25.0% of the installed capacity of the operational networks that are part of the public communications network and relate to the same type of communications services technology, such as communications networks using DEF codes, within a subject territory of the Russian Federation or throughout the Russian Federation.

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

Regulation of Telecommunications in Kazakhstan

The Law of the Republic of Kazakhstan No. 567- II “On Communications,” dated July 5, 2004, in Kazakhstan, or the Kazakhstan Communications Law, which came into effect on July 10, 2004, is the principal act regulating the telecommunications industry in Kazakhstan and sets forth general principles for the regulation of the telecommunications industry, the authority of each regulatory agency, the rules governing telecommunications networks’ cooperation and consumer rights protections. Several additions to the Kazakhstan Communications Law that acted to stimulate competition in the sphere of domestic long distance, or DLD, and international long distance, or ILD, became effective as of January 1, 2006. In accordance with the Kazakhstan Communications Law, the government of Kazakhstan and certain other governmental agencies adopted a number of acts regulating specific aspects of the telecommunication industry, the most important of which are outlined in greater detail below. The Kazakhstan Communications Law was recently amended and uncertainty remains regarding any further developments in the Kazakhstan Communications Law.

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

The participation of foreign capital in Kazakhstan’s telecommunications market is limited by the Law of the Republic of Kazakhstan No.233-I “On National Security” dated June 26, 1998 regulating national security. It is forbidden for foreign legal entities or individuals to control and operate fixed line networks, to create and operate telecommunications networks whose headquarters are located outside Kazakhstan and to obtain more than 10% of voting shares in a DLD or ILD operator without governmental consent. In addition, foreign legal entities or individuals are not allowed to possess, use, dispose of or control (directly or indirectly) more than 49% of the total voting shares of a DLD or ILD operator who possesses surface communication lines (cables, including fiber optic and radio-relay cables).

Kazakhstan Regulatory Authorities

Under the Kazakhstan Communications Law, the Agency for Information and Communications, or the AIC, (which is not currently included in Kazakhstan’s government structure) is the central executive body authorized to implement state policy and governmental control with respect to telecommunications and to adopt relevant acts. The AIC acts in accordance with Governmental Decree No. 724 “The Issues of the Agency for Information and Communications” (as amended), dated July 22, 2003. The AIC has adopted the following relevant rules: “On Providing Telecommunications Services,” “On Providing Cellular Telecommunications Services” and “On Connecting Telecommunications Networks to the Public Telecommunications Network.”

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

The AIC also issues data transfer licenses for provision of Internet services.

The Inter-Agency Commission on Radio Frequencies, or the ICR, is a consultative-advisory agency of the Kazakh government that provides recommendations on government policy regarding frequencies. The National Security Committee and certain other governmental defense bodies also maintain a level of control over the telecommunications industry as part of its investigative operations.

Licensing to Provide Telecommunications Services and Radio Frequency Allocation

Telecommunications services may only be rendered in Kazakhstan by a valid license holder authorized to provide the relevant services. In accordance with the Kazakhstan Communications Law, the AIC issues licenses to provide telecommunications services on the basis of an application form or, as required, the results of a competitive tender.

The AIC may refuse to grant a telecommunications license in the event that (i) frequencies are not available or there is a lack of numbering capacity, (ii) the requested type of activity is subject to an auction, (iii) there is a risk to national security, or (iv) there are adverse health risks. The AIC may suspend a license if there is found to be (i) use of radio frequencies without a permit, (ii) violations of the licensing terms that can result in material damage, (iii) improper use of frequencies and (iv) failure to provide services under the license for a period of one year. A telecommunications license may be revoked only by a court ruling in specific cases provided by law.

On January 11, 2007 all licenses, including licenses for telecommunication services, became termless (perpetual) in accordance with the Law of the Republic of Kazakhstan No. 214-III “On Licensing”.

The AIC, together with and subject to the approval of the Ministry of Defense, is responsible for allocating frequencies in Kazakhstan. Frequencies are allocated in accordance with a table establishing frequency allocations in the ranges of 3 kHz to 400 GHz for all types of radio-electronic equipment. The Kazakhstan Communications Law also provides for a schedule of frequency band development and use to be approved by the AIC in accordance with ICR’s recommendations. Frequency allocations may be changed to accommodate the government’s administration, defense or national security. In such cases, the Kazakhstan Communications Law provides for reimbursement of damages to be paid to the operator.

The Kazakhstan Communications Law requires that telecommunications equipment and radio-electronic and high-frequency equipment must be certified. Telecommunications equipment falls into two groups with regards to certification: (i) equipment that requires certification in Kazakhstan and (ii) equipment that may be used subject to a declaration of compliance issued by the manufacturer.

Pricing, Competition and Interconnections

There are three central state bodies in Kazakhstan that control anti-monopoly legislation compliance in the telecommunications industry: (i) the AIC and (ii) the Agency for Competition Protection and (iii) the Agency for Regulation of Natural Monopolies.

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

The Agency for Competition Protection oversees the maintenance of anti-monopoly legislation and regulates the market players holding dominant positions in the relevant market in Kazakhstan. As a general rule, to be recognized as a dominant player, an operator must control individually 35% or more of the relevant market. The list of dominant players is determined in a governmental registry and approved, maintained and controlled by the Agency for Competition Protection. Currently, the list contains two wireless telecommunications operators, KaR-Tel and GSM Kazakhstan LLP, which operates under the brand name “K-Cell.”

The Agency for Competition Protection may introduce additional regulations for dominant market players in accordance with the legislative requirements set forth in the Law No 112-IV “On Competition”, dated December 15, 2008.

Telecommunications tariffs of dominant market players are subject to governmental regulation, pursuant to Governmental Decree No. 1277, dated December 23, 2006. The Kazakhstan Communications Law states that tariffs must contain equal conditions for all telecommunications subscribers and must be based on reasonable and fair expenses.

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

Provision of fixed-line services is a licensed activity in Kazakhstan. There are three types of licenses in for fixed-line services in Kazakhstan: (i) a local telecommunications services license permitting the provision of services within a certain city or locality; (ii) an inter-city telecommunications services license; and (iii) an international telecommunications services license. Under Kazakhstan Communications Law, only holders of international and inter-city telecommunications license are permitted to transit traffic and only holders of international telecommunications services license are entitled to enter into direct interconnect agreements with foreign operators. Interconnection between telecommunications operators in Kazakhstan is regulated by the government. A mandatory form of interconnect agreement for a dominant operator is issued by AIC in accordance with Kazakhstan Communications Law and respective Rules.

On December 25, 2008 a new law No. 112-IV “On Competition” was adopted. The law defines the regulatory basis for the protection of rights of market players and consumers from monopoly activity, anti-competition actions of state bodies and unfair competition. This law is intended to protect competition and its development. The law dated July 9, 1998 No 272-I “On natural monopolies and regulated markets” regulates activity in the spheres of natural monopolies, regulated markets, consumer rights, subjects of natural monopolies and subjects of regulated markets. This law regulates tariffs for the services by market players.

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

The Regulator adopted rules on rendering VoIP services (effective from October 1, 2007) and rules on publication of tariffs and conditions of rendering services of data transfer and Internet access (effective from January 1, 2009).

Licensing to Provide Telecommunications Services and Radio Frequency Allocation.

In Armenia, the operation and management of the public electronic communication network, voice and mobile communication services, telegraphic communication services, data communication services and connection to the Internet; and television and radio broadcasting services are subject to licensing. A person may own and operate a public electronic communications network in Armenia only if that person holds an operator’s license, and a person may provide public electronic communications services only if that person holds either a provider’s license or operator’s license. Under the Law on Licensing, the grant of exclusive rights and privileges is prohibited. Therefore, Armentel’s License No. 60 was amended (effective October 1, 2007) and grants no exclusive rights and privileges to ArmenTel though the company is also considered a dominant operator under Armenian competition law.

Along with an operator’s license, an operator must also have authorization to use radio frequencies in order to operate and provide an electronic communications network or service. The Regulator issues frequency authorizations to persons to use specific portions of the radio spectrum and is authorized to suspend or terminate frequency authorizations in accordance with the relevant procedures. Following submission of an application by a licensee, the Regulator may renew the frequency authorization for a period equal to the period for which the original authorization was granted. The Regulator may also make a decision to limit the number of frequency authorizations based on availability of radio frequencies. If such a decision has been made, authorizations are awarded on the basis of competitive applications or auction. The Regulator also has the authority to adopt rules allowing (i) granting shared use of limited resources to multiple applicants, and (ii) auctioning of licenses or authorizations absent any limitation on resources if such auction is in the best interests of the people of Armenia.

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

A new numbering plan for the Republic of Armenia was recently adopted by the Regulator. Although a fee for numbering resources has not yet been established, we expect a numbering resource fee to be introduced in the future. The Regulator has asked all operators to provide information on the amount of numbering resources being used and, based on that information, we expect the Regulator will determine the subsequent official distribution of the numbering resources. Prior to this determination, all numbering resources were exclusively at the disposition of ArmenTel.

Pricing, Competition and Interconnections

According to the Law on Protection of the Economic Competition (effective December 15, 2000), ArmenTel is considered a dominant operator. All dominant operators must publish information concerning the location and available capacity of their line facilities in accordance with the requirements set by the Regulator. Any dominant operator that owns a line facility must allow any other operator to lease the capacity of such line facility. Each operator shall, upon request, interconnect its public electronic communications network with the public electronic communications network of any other operator. Each dominant operator must provide interconnection for the provision of public electronic communications services and must submit an interconnection offer to the Regulator.

In the course of regulating prices, the Regulator must ensure that service providers recover a reasonable rate of return on the value of their investments directed to public services. This may include uneconomic or inefficient investments that are geared towards the advancement of technology or public policy. When determining the rate of return, the Regulator takes into consideration international benchmarks and features distinct to the Republic of Armenia.

The Regulator is responsible for determining the tariffs related to use of specific public electronic communications services provided by the dominant service providers and the Regulator may regulate with respect to tariffs on specific public electronic communication services provided by non-dominant service providers, provided such regulation is necessary to promote competition and the public interest. Tariffs on services of fixed communication are subject to regulation in accordance with a list prepared by the operator and reviewed and approved by the Regulator. Tariffs on services of mobile communication are not regulated with regard to calls made from fixed networks to mobile networks. The list of regulated services of fixed communication of ArmenTel, together with the method of calculation of tariffs, has been presented to the Regulator for consideration and approval. The Regulator has refused the method of calculations of tariffs proposed by the ArmenTel and has approved its own tariff methodology (effective from May 20, 2008).

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

The Regulator has approved conditions of connecting a licensed provider to a telecommunication operator’s network (effective from March 1, 2009) and rules on disclosure of information about network infrastructure and other technical regulations related to telecommunication operators. These rules are not effective yet.

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

The Agency also issues licenses necessary to provide and operate Internet services.

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

Licensing to Provide Telecommunications Services and Radio Frequency Allocation

Legal entities and individuals conducting the following activities are subject to licensing: design, construction and operation and provision of telecommunications services for local networks, interurban networks, international networks, mobile telephony networks, paging networks, data transfer networks, and television and radio broadcasting networks. The Agency is responsible for granting licenses relating to the telecommunications industry. A license is also required in order to provide services in terrestrial communications (local, interurban and international networks).

The Agency may refuse to issue a license or renew an existing license if: (i) the applicant submits improperly drawn up documents or documents containing inaccurate information or misrepresentations or (ii) the applicant fails to meet licensing requirements and conditions and tender conditions. Refusal to issue a license for other reasons, including the reason that it is inexpedient to do so, is prohibited. The Agency may suspend a license for no more than ten business days under certain conditions. A license can only be suspended for more than ten days pursuant to a court order.

The Agency has the authority to terminate a license by court order where the licensee (i) repeatedly breaches the license requirements and conditions, (ii) commits a single gross breach of the license requirements and conditions and (c) fails within the period specified by the licensing or supervisory body to remedy defects which entail license suspension. Upon a licensee’s request for termination, expiry of the term or winding up of a licensed entity, the licensing authority may also terminate a license.

The Agency, the Ministry of Defense and the Cabinet’s Government Communications Service all have the right to allocate radio frequencies to public and private operators. The Agency is the coordinating body authorized to resolve problems and implement state policy in communications, information and use of the radio frequency spectrum. The Ministry of Defense is responsible for monitoring and supervising the use of radio frequencies in order to secure the defense and security of the Republic of Uzbekistan and the Cabinet’s Government Communications Service, or the SPS, is responsible for supervising safe radio navigation for flights and the aeronautical mobile service in the radio bands allocated by the GKRCh.

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

Pricing, Competition and Interconnection

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

Under Uzbek law, mobile network operators may fix the tariffs for their telecommunications services independent of approval by the Ministry of Finance on the basis of analyzing the market.

Mobile network operators are permitted to arrange mutual connections (including with Uzbektelecom AK) for domestic traffic in accordance with contractual terms and conditions, although there are certain restrictions regarding international traffic. Pursuant to the requirements of Cabinet Decree No. 453, dated September 29, 2004 Additional Measures for the Privatization of Uzbektelecom AK, communications operators are entitled to connect to international networks exclusively via the technical resources of Uzbektelecom AK.

Regulation of Telecommunications in Ukraine

The Law of Ukraine “On Telecommunications,” or the Telecommunications Law, which came into effect on December 23, 2003 and the Law of Ukraine “On Radio Frequency Resource,” or the Frequency Law, the revised version of which came into effect on August 3, 2004, are the principal legal acts regulating the Ukrainian telecommunications industry. The Telecommunications Law proposed the adoption of various regulations by the Ukrainian Government and other governmental authorities to supplement the legal framework of the telecommunications industry. As of the date of this Annual Report on Form 20-F, a majority of the orders and regulations proposed by the Telecommunications Law and Frequency Law have been promulgated. The new Plan for Using the Radio Frequency Resource of Ukraine, which provides directions for the use of radio frequency resources, indicates particular frequency bands and allows for radio technologies, periods of operation and perspective technologies was adopted in 2006. In October 2008, the Cabinet of Ministers approved the changes to the above-mentioned plan which allows the implementation and usage in Ukraine of such radio technologies as mobile communication of third generation (UMTS) and technologies of broadband access to Internet WiMAX

The Telecommunications Law sets forth general principles for the regulation of the telecommunications industry in Ukraine, including a description of the institutional framework for the government’s involvement in the regulation, administration and operation of the telecommunications industry in Ukraine. The most important aspects of the Telecommunications Law with respect to our company address the government’s authority to:

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

Regulatory Authorities

According to the Telecommunications Law, the Cabinet of Ministers, the Ministry of Transportation and Communications, and the National Commission on Regulation of Communications (“NCRC”) are the main governmental authorities managing the telecommunication industry.

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

The NCRC is the main regulatory and controlling body in the area of telecommunications and use of radio frequencies is authorized by the Telecommunications and Frequency Laws, as well as by The Cabinet of Ministers of Ukraine Resolution “On National Commission on Regulations of Communications”, No. 971, dated July 25, 2007 (as amended). The NCRC issues licenses for the provision of licensed telecommunications services and the use of radio frequencies, maintains registries of telecommunications operators, allocates numbering capacity to telecommunications operators and controls the quality of telecommunications services.

Licensing to Provide Telecommunications Services and Radio Frequency Allocation

Fixed and wireless telephone services (including technical maintenance, operation of telecommunications network and lease of channels), television and radio networks and leases of local, intercity and international telecommunication channel to third parties are all subject to licensing. Additionally, the use of radio frequencies is subject to licensing. A frequency license includes the radio frequency bands allocated for carrying out a telecommunications activity, the list of regions where the radio frequencies may be used, dates of the exploitation of the frequency resource and the type of radio technology to be utilized.

A license can be terminated upon (i) a licensee’s request to terminate the license; (ii) inaccurate information in the license application documents; (iii) the transfer of the license to another legal entity or natural person for carrying out the licensed activity; (iv) the failure of the operator or provider of telecommunications services to implement an administrative order to cure breaches of the license terms; (v) a repeated breach by the licensee of license terms during the term of a license; or (vi) annulment of state registration of the licensee.

Additionally, a telecommunications license must be reissued if there is (i) a change in name of the license holder; (ii) a change of legal address; or (iii) a reorganization of a legal entity-business entity through a change of its organizational and legal form, transformation, merger or consolidation.

A frequency license will be cancelled if (i) the use of a radio frequency resource allocated by the license is not initiated by the licensee within the established period if the license; (ii) the licensee terminated use of the radio frequency resource, allocated by the license for a period that exceeds one year; or (iii) the licensee failed to fully implement the radio frequency resource, allocated by the license within the established period.

A telecommunications operator is required to pay a fee for the allocation of numbering capacity. Currently, the fee for obtaining one local telephone number for provision of fixed telephone services is 30 hryvnia (or approximately US$4.0). The NCRC, by its Decision of September 1, 2007, prohibited use of local telephone numbers in wireless networks.

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

The Telecommunications Law regulates the interconnection of telecommunication networks, including the obligations of wireless service providers and providing conditions for the conclusion, modification and termination of interconnection agreements. The NCRC regulates interconnections involving dominant operators, including the technical, organizational and economic terms of the interconnection and estimated tariffs for access to the network.

Wireless services operators are not obligated to interconnect with a dominant operator in order to use its facilities for the “backbone” connection (trunk or intercity fixed network). As a rule, a telecommunications license permits an operator to build its own backbone network throughout the country.

Interconnection contracts and agreements between telecommunication operators in Ukraine and foreign telecommunication operators are governed by recommendations issued by the International Telecommunications Union.

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

Overview

We are a telecommunications operator, providing voice and data services through a range of mobile, fixed and broadband technologies. The VimpelCom group of companies includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Armenia, Tajikistan and Georgia as well as in the Socialist Republic of Vietnam and the Kingdom of Cambodia, covering territory with a total population of approximately 340.0 million. With our acquisition of Golden Telecom, a leading provider of fixed-line telecommunications and Internet services in Russia, we have transformed VimpelCom into a leading integrated telecommunications provider in Russia and the CIS. We intend, wherever possible, to offer all of our integrated telecommunication services under the “Beeline” brand name, although, some services still carry local brands because of recent acquisitions.

Our net operating revenues were US$10,116.9 million for the year ended December 31, 2008, compared to US$7,171.1 million for the year ended December 31, 2007. Our operating income was US$ 2,536.0 million for the year ended December 31, 2008, compared to US$2,206.2 million for the year ended December 31, 2007. Our net income was US$524.3 million for the year ended December 31, 2008, compared to US$1,462.7 million for the year ended December 31, 2007.

Our selected financial data, consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F and the following discussion and analysis reflect the contribution of the operators we acquired from their respective dates of acquisition, and, as a result, include only 11 months of operating results for Uzbekistan for the fiscal year ended December 31, 2006, less than two months of operating results for Armenia for the fiscal year ended December 31, 2006, six months of operating results for Georgia for fiscal year ended December 31, 2006 and ten months of operating results for Golden Telecom for fiscal year ended December 31, 2008.

Reportable Segments

Historically, we reflected our reportable segments on a geographical basis. Starting from the date of acquisition of Golden Telecom, we identified Russia mobile, Russia fixed, CIS mobile and CIS fixed reporting segments based on the business activities in different geographical areas. Russia mobile includes the operating results of all mobile operations in Russia. Russia fixed includes wireline telecommunication services, broadband and consumer Internet. CIS mobile includes the operating results of all mobile operations in Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Georgia and Armenia. CIS fixed includes fixed line operations in Kazakhstan, Ukraine, Armenia and Uzbekistan. Our management analyzes the reportable segments separately because of the different economic environments and the different stages of development in different geographical areas, requiring different investment and marketing strategies. For more information on our reportable segments, please see Note 20 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Because our company’s operations in the fixed line business were not significant prior to our acquisition of Golden Telecom in 2008, this discussion and analysis does not include information for our Russia fixed and CIS fixed reportable segments for periods prior to 2008.

Recent Developments

On February 11, 2009 VimpelCom submitted to the Russian Federal Financial Markets Service documentation required for the potential issuance of Russian ruble-denominated bonds through LLC VimpelCom-Invest, a wholly owned subsidiary of VimpelCom. The bonds may be issued depending on VimpelCom’s funding needs within a period of one year from the date on which the Russian Federal Financial Markets Service registers the submitted documentation. The proposed amount of the issue is up to 30,000.0 million Russian rubles, which is the equivalent of approximately US$835.0 million at the Central Bank of Russia exchange rate as of February 11, 2009. The bonds will be guaranteed by VimpelCom.

The proposed maturity period is five years. The coupons are to be paid semiannually. Bond holders will have the right to sell their bonds to VimpelCom-Invest earlier under conditions which will be determined prior to the public placement. The bonds may be issued in three series with face values of 10,000.0 million Russian rubles for each, and the coupon rate for each series will be determined for the period prior to exercise of the put-option or redemption, depending on market conditions. The annual interest rate will be defined as the result of a public placement.

VimpelCom intends to use the proceeds from the bonds for refinancing of its existing indebtedness denominated in foreign currency and the development of VimpelCom’s core business. There is no assurance that VimpelCom will be able to issue these bonds or that if it does issue the bonds, that it will be able to issue bonds for the full amount intended.

On March 10, 2009, VimpelCom signed a three year loan agreement with Sberbank in the amount of 8,000.0 million Russian rubles, which is the equivalent of approximately US$223.9 million at the Central Bank of Russia exchange rate as of March 10, 2009. The loan bears an annual interest rate of up to 19.0% and matures on December 27, 2011. The indebtedness under this loan agreement is secured by the pledge of telecommunications equipment with a Russian ruble value equivalent to US$235.5 million at the Central Bank of Russia exchange rate as of March 10, 2009.

On March 10, 2009, VimpelCom signed a four year loan agreement with Sberbank in the amount of US$250.0 million. The loan bears an annual interest rate of up to 13.0% and matures on December 27, 2012. The indebtedness under this loan agreement will be secured by the pledge of telecommunications equipment with a value of US$257.5 million.

On March 24, 2009, VimpelCom signed a seven year loan agreement with HVB in the amount of US$160.2 million. The facility is guaranteed by EKN export credit agency. The facility is to finance equipment and services provided to VimpelCom by Ericsson on a reimbursement basis. The principal amount will be repaid in 14 equal semi-annual payments plus interest equal to 6-month LIBOR + 1.95% per annum. The maturity date of the loan is 2016.

Trends in Operating Results

We have significantly expanded both the scale and scope of our business in recent years which has resulted in considerable growth in our net operating revenues. In 2008 we increased both our mobile and fixed business in Russian Federation and CIS, added through the acquisition of Golden Telecom.

In 2008, the organic growth in our net operating revenues came predominantly from Russia mobile reporting segment, which represented 72.3% of our net consolidated operating revenue, as compared to 84.9% for 2007. We have increased our net operating revenues primarily by increasing our total mobile subscriber base, as well as by extracting additional revenues from our existing mobile subscribers. Our mobile subscriber base in Russia increased to 47.7 million as of December 31, 2008, from 42.2 million as of December 31, 2007. As the mobile market in Russia has approached saturation, we are focusing less on subscriber market share growth and more on revenue growth in Russia, as a result our ARPU in our Russia mobile segment increased to US$13.9 in 2008 from US$12.6 in 2007. In the future, our key components of the growth strategy in our mobile business in Russia will be to increase our share of the high value subscriber market and to improve subscriber loyalty.

Net operating revenue from Russia fixed operating segment, appearing first in 2008, comprised US$1,286.7 million excluding intercompany transactions, and comprised 12.7% of our net operating revenue. Our traffic volume in Russian fixed line business was increasing over the year, predominantly from the business and corporate services and interconnect services using our fiber optic and satellite-based networks. Although our revenue growth is strong, our overall margins continue to be impacted by costs increases for services received from monopolistic incumbent operators and price competition from other carriers. In the future we expect that our growth in fixed line business will come primarily from broadband and business and corporate services.

In our CIS mobile segment, we will focus on strengthening our commercial operations, in order to provide increased levels of coverage and service for our customers, and on subscriber growth. Most of the mobile markets in the CIS are still in a phase of rapid subscriber growth with penetration rates substantially lower than in Russia, including Kazakhstan (92.7%), Uzbekistan (45.3%), Tajikistan (47.5%), Georgia (83.5%) and Armenia (79.3%) As the infrastructure for mobile networks improves and the use of mobile devices becomes more widely-accepted, we expect substantial increases in the number of new subscribers using mobile services and we believe we are well-positioned to capitalize on this growth. Going forward, we expect the contribution of our mobile operations in these countries to our financial results to increase at a higher proportionate rate than our mobile operations in Russia. Like Russia, the mobile penetration rate in Ukraine is over 120.8% and accordingly, the opportunity for subscriber growth in Ukraine is less than the opportunity in other countries of the CIS in which we operate. In the future, we expect our mobile subscriber growth will come primarily from our operations in countries where the mobile markets have not reached saturation, specifically Uzbekistan, Tajikistan and Georgia.

In 2007 our revenue from the fixed line business was only from our Armenian operations, while in 2008 our fixed line revenue significantly increased after the acquisition of Golden Telecom. In 2008 fixed line revenue in the CIS comprised US$225.1 million excluding intersegment transactions or 2.2% of total net operating revenues and was derived from operations in Armenia (US$148.3 million), Ukraine (US$96.1 million), Kazakhstan (US$19.1 million) and Uzbekistan (US$9.3 million (all amounts presented including intersegment revenues)).

In 2008 because of the consolidation of Golden Telecom’s business, we experienced a somewhat dilutive effect on our gross margins due to the generally lower margins associated with fixed-line telecommunications businesses as compared to mobile businesses. Traditionally, our mobile gross margin varied between 80-82%. Gross margins for fixed business depend on the dynamics of its business services, wholesale services and, residential operations, since their gross margins are different (around 55%, 25% and 30-40% respectively). We expect that our future gross margin will be affected by the development of each service and its share in total revenue. Currently, the low margin wholesale operation is about 40% of revenue from fixed operations.

Certain Performance Indicators

The following discussion analyzes certain operating data, such as mobile and broadband subscriber data, mobile and broadband ARPU, total average monthly minutes of use per mobile subscriber, or mobile MOU, and churn rate of our mobile subscribers that are not included in our financial statements but are included in this Annual Report on Form 20-F. We provide this operating data because it is regularly reviewed by management and because management believes it is useful in evaluating our performance from period to period as set out below. We believe that presenting such information about mobile and broadband subscriber data and ARPU and mobile MOU is useful in assessing the usage and acceptance of our mobile and broadband products and services, and that presenting our mobile churn rate is useful in assessing our ability to retain mobile subscribers.

Mobile Subscriber Data

We offer both contract and prepaid services to our mobile subscribers. As of December 31, 2008, we had approximately 61.0 million mobile subscribers.

The following table indicates our mobile subscriber figures, as well as our prepaid mobile subscribers as a percentage of our total mobile subscriber base, for the periods indicated:

	As of December 31,
	2008	2007	2006
Russia	47,676,844	42,221,252	39,782,690
Kazakhstan	6,269,927	4,603,300	3,052,878
Ukraine	2,052,493	1,941,251	1,523,682
Tajikistan	624,624	339,393	72,028
Uzbekistan	3,636,243	2,119,612	700,470
Armenia	544,271	442,484	415,965
Georgia	225,055	72,655	—
Total number of subscribers	61,029,457	51,739,947	45,547,713
Percentage of prepaid subscribers	95.9%	95.9%	96.2%

Russia. As of December 31, 2008, we had approximately 47.7 million mobile subscribers in Russia, representing an increase of approximately 12.9% over the approximately 42.2 million mobile subscribers as of December 31, 2007. According to independent estimates, as of December 31, 2008 we had a 25.4%1 share of the Russian mobile market as compared to 29.9% as of December 31, 2007 (please also refer to Selected Operating Information in Item 3). Most of our subscriber growth in Russia in 2008 came from the regions outside the Moscow license area, where our subscriber base increased to 38.1 million as of December 31, 2008, from 34.0 million as of December 31, 2007. At the same time, our Moscow subscriber base grew from 8.2 million in December 2007 to 9.6 million in December 2008.

Kazakhstan. As of December 31, 2008, we had approximately 6.3 million mobile subscribers in Kazakhstan, representing an increase of approximately 36.2% over the approximately 4.6 million mobile subscribers as of December 31, 2007. According to independent estimates, as of December 31, 2008, we had a 43.4% share of the Kazakh mobile market. Our increase in subscriber base in Kazakhstan was primarily due to the continuing growth of mobile coverage in the country and focus on new sales.

Ukraine. As of December 31, 2008, we had approximately 2.1 million mobile subscribers in Ukraine, representing an increase of approximately 5.7% over the approximately 1.9 million mobile subscribers as of December 31, 2007. According to independent estimates, as of December 31, 2008, we had a 3.6% share of the Ukrainian mobile market. The increase in our subscriber base in Ukraine was primarily due to the significant improvement of our network coverage and the accelerated roll-out of our services that enabled us to attract additional subscribers nationwide.

Tajikistan. As of December 31, 2008, we had approximately 625,000 mobile subscribers in Tajikistan, representing an increase of approximately 84.4% over the approximately 339,000 mobile subscribers as of

[1]	Source: All market shares in Russian and CIS countrieas are provided by AC&M consulting.

December 31, 2007. According to independent estimates, as of December 31, 2008, we had an 18.3% share of the Tajik mobile market. The increase in our subscriber base in Tajikistan was primarily due to our increased coverage and attractive tariffs offers at competitive prices.

Uzbekistan. As of December 31, 2008, we had approximately 3.6 million mobile subscribers in Uzbekistan, representing an increase of approximately 71.5% over the approximately 2.1 million mobile subscribers as of December 31, 2007. According to independent estimates, as of December 31, 2008, we had a 29.6% share of the Uzbek mobile market. The increase in our subscriber base in Uzbekistan was primarily due to our network development and active sales strategy. Mobile penetration in Uzbekistan remains low at 45.3%, so we are focusing our efforts on network rollout and active marketing to rapidly grow our mobile subscriber base.

Armenia. As of December 31, 2008, we had approximately 544,000 mobile subscribers in Armenia, representing an increase of approximately 23.0% over the approximately 443,000 mobile subscribers as of December 31, 2007. According to independent estimates, as of December 31, 2007, we had a 21.2% share of the Armenian mobile market. The increase in our subscriber base in Armenia was primarily due to growth in mobile coverage.

Georgia. We launched commercial operations in Georgia in March 2007 and as of December 31, 2008 we had approximately 225,000 mobile subscribers in Georgia, representing an increase of approximately 208.2% over the approximately 73,000 mobile subscribers as of December 31, 2007. According to independent estimates, as of December 31, 2008, we had a 6.0% share of the Georgian mobile market. We are continuing to build the network and develop our sales and distributions channels in Georgia.

Mobile MOU

MOU is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.

The following tables show our MOU for our mobile subscribers for the periods indicated:

	Year ended December 31,
	2008	2007	2006
Russia	219.1	192.1	145.9
Kazakhstan	104.3	94.6	70.4
Ukraine	231.8	163.2	149.7
Tajikistan	238.9	220.6	121.1
Uzbekistan	287.8	274.0	320.5
Armenia	152.1	169.9	178.0
Georgia	113.6	102.5	—

Russia. In 2008, our MOU in Russia increased by 14.1% to 219.1 from 192.1 in 2007. The increase in MOU in Russia was primarily attributable to national marketing campaigns aimed at increasing local traffic, which offered discounts and attractive prices on outgoing traffic to our subscribers.

Kazakhstan. In 2008, our MOU in Kazakhstan increased by 10.3% to 104.3 from 94.6 in 2007. The increase in MOU was attributable to growth in our subscriber base and an increase in and improvement of our network coverage. The launch of new price plans on the mass market and the launch of a campaign offering off-peak discounts also resulted in MOU growth.

Ukraine. In 2008, our MOU in Ukraine increased by 42.0% to 231.8 from 163.2 in 2007. We attribute the increase to network development throughout Ukraine, improved service quality and marketing campaigns offering special tariff packages with unlimited minutes of usage to subscribers.

Tajikistan. In 2008, our MOU in Tajikistan increased by 8.3% to 238.9 from 220.6 in 2007, mainly because of traffic growth due to the expansion throughout the country.

Uzbekistan. In 2008, our MOU in Uzbekistan increased by 5.0% to 287.8 from 274.0 in 2007. Our MOU increased due to extension of network coverage that led to usage growth.

Armenia. In 2008, our MOU in Armenia decreased by 10.5% to 152.1 from 169.9 in 2007. Our MOU decreased due to a growing portion of our mobile subscriber base being comprised of mass market subscribers with lower usage.

Georgia. In 2008, our MOU in Georgia increased by 10.8% to 113.6 from 102.5 in 2007. Our MOU increased due to growth of traffic in 2008 and extension of network coverage on the territory of Georgia.

Mobile ARPU

We calculate ARPU by dividing our service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our active mobile subscribers during the period and dividing by the number of months in that period.

The following table shows our ARPU for the periods indicated:

	Year ended December 31,
	2008		2007		2006
Russia	US$	13.9	US$	12.6	US$	9.6
Kazakhstan	US$	11.7	US$	13.1	US$	12.6
Ukraine	US$	7.6	US$	4.7	US$	5.0
Tajikistan	US$	9.5	US$	9.7	US$	6.8
Uzbekistan	US$	6.4	US$	7.1	US$	11.9
Armenia	US$	14.6	US$	16.7	US$	17.0
Georgia	US$	9.0	US$	7.4		—

Russia. In 2008, our ARPU in Russia increased by 10.3% to US$13.9 from US$12.6 in 2007. The increase in ARPU in 2008 was primarily attributable to the increased traffic on our network due to increased MOU (that was stimulated by new tariffs), increase of ARPU for value added services (VAS) services and improved quality of our mobile subscriber base.

Kazakhstan. In 2008, our ARPU in Kazakhstan decreased by 10.7% to US$11.7 from US$13.1 in 2007. Kazakhstan was the first CIS country to face the current crisis when a liquidity squeeze hit the local economy in September 2007 and that resulted in an ARPU decline.

Ukraine. In 2008, our ARPU in Ukraine increased by 61.7% to US$7.6 from US$4.7 in 2007. The increase in 2008 was the result of significant improvement of our network coverage and the launch of new tariffs with unlimited usage that attracted new subscribers with higher ARPU.

Tajikistan. In 2008, our ARPU in Tajikistan decreased by 2.1% to US$9.5 from US$9.7 in 2007. The decline in ARPU in 2008 was primarily attributable to penetration growth with the addition of new subscribers with lower levels of income.

Uzbekistan. In 2008, our ARPU in Uzbekistan decreased by 9.9% to US$6.4 from US$7.1 in 2007 mainly due to the rapid growth of our subscriber base and the geographic expansion of our mobile operations within Uzbekistan, as we increased coverage of regions with lower income mass market subscribers.

Armenia. In 2008, our ARPU in Armenia decreased by 12.6% to US$14.6 from US$16.7 in 2007 as a result of lower MOU due to a growing portion of our mobile subscriber base being comprised of mass market subscribers with lower usage.

Mobile churn rate

The churn rate for 2008 is based on active subscribers while churn for previous years was reported on the basis of registered subscribers. We define our churn of active subscribers as the number of active subscribers who left the active base over the reported period expressed as a percentage of the midpoint of the active base at the beginning and at the end of the period. The total number of churned subscribers is calculated as the difference between sales in the reported period and the change in active base for the reported period.

For periods prior to 2008, we define our churn rate as the total number of registered subscribers disconnected from our network within a given period expressed as a percentage of the midpoint of registered subscribers in our network at the beginning and end of that period. Contract subscribers were disconnected if they had not paid their bills for up to two months. Prepaid subscribers were disconnected in two cases: (1) an account has been blocked after the balance dropped to US$0 or below for up to six months or (2) an account showed no chargeable transaction for up to ten months. The exact number of months prior to disconnection varied by country and depended on the legislation and market specifics. Policies regarding the calculation of churn differ among operators.

Migration between prepaid and contract forms of payment is technically recorded as churn, which contributes to our churn rate even though we do not lose those subscribers. Similarly, prepaid customers who change tariff plans by purchasing a new SIM card with our company are also counted as churn.

The following table shows our churn rates for the periods indicated:

	Year ended December 31,
	2008	2007	2006
Russia	34.6%	32.9%	35.4%
Kazakhstan	31.5%	23.5%	32.8%
Ukraine	84.0%	61.8%	18.6%
Tajikistan	42.8%	4.6%	95.1%
Uzbekistan	55.6%	61.7%	44.9%
Armenia	106.2%	49.7%	9.1%
Georgia	47.2%	1.0%	—
Total Churn	38.2%	34.1%	35.1%

One of the reasons for increase of churn level in most of the CIS regions was a change in the methodology in 2008 to reporting churn of active subscribers instead of registered subscribers. In Ukraine, increase of churn level in 2008 compared to 2007 was also due to high price pressure during the year from our competitors. In Armenia, short-term sales promotion campaigns in second and third quarters of 2008 resulted in high churn at the end of a year. In Georgia, we began operations in the first half of 2007 and had almost no churn by the end of 2007; we believe we reached normal churn level of approximately 50% in 2008 in Georgia.

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

Broadband subscribers

As of December 31, 2008, our total number of broadband subscribers in Russia and the CIS was approximately 1,206,000 representing those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months. Such activities include monthly internet access using FTTB, xDSL and WiFi technologies as well as mobile home internet service via USB modems.

As of December 31, 2008 we had approximately 1,182,000 broadband subscribers in Russia and 24,000 broadband subscribers in CIS.

Broadband ARPU

We calculate broadband ARPU as service revenue generated by broadband subscribers during the relevant period by the average number of the Company’s broadband subscribers during the period and dividing by the number of months in that period.

As of December 31, 2008 blended broadband services ARPU in Russia was US$15.2. As of December 31, 2008 in CIS countries we had broadband subscribers primarily in Ukraine and Ukraine broadband subscribers ARPU was US$15.3.

Acquisitions

Our significant acquisitions from 2006, 2007 and 2008 are summarized below. The financial results of the companies acquired as set out below have been consolidated into our financial statements since the first date of acquisition. For more information on our significant acquisitions and dispositions, see “—Liquidity and Capital Resources—Investing activities.”

Company(1)	License Area	Date	Total Purchase Price	Total Stake Acquired	Approximate Number of Subscribers on Date of Acquisition
Buztel(2)	Uzbekistan	January 2006	US$60.0 million plus the assumption of approximately US$2.4 million in debt	100.0%	2,500

Unitel(3)	Uzbekistan	February 2006	US$200.0 million plus the assumption of approximately US$7.7 million in debt	100.0%	364,000

Mobitel(4)	Georgia	July 2006	US$12.6 million plus the assumption of US$0.2 million in debt	51.0%	—

ArmenTel	Armenia	November 2006 and April 2007	US$501.0 million	100.0%	400,000 mobile 600,000 fixed-line

Dominanta(5)	Russia- Moscow	December 2006	US$10.5 million	75.0%	—

Teta Telecom	Kazakhstan	December 2006 -September 2007	US$10.1 million	100.0%	—

Corporation Severnaya Korona	Russia-Irkutsk Region (Far East super-region)	August 2007	US$234.2 million	100.0%	571,000

Golden Telecom	Russia, Ukraine, Kazakhstan, Uzbekistan, USA	February 2008	US$4,316.2 million	100.0%	—

Corbina Telecom	Russia	June 2008	US$408.3 million	49.0%	—

Morefront Holdings Ltd, a holding company of Euroset(6)	Russia	October 2008	US$226.0 million	49.9%	—

GTEL-Mobile	Vietnam	July 2008	US$267.0 million as equity contribution	40.0%	—

Sotelco Ltd.	Cambodia	July 2008	US$28.0 million	90.0%	—

(1)	For information about the licenses held by these companies at the time we acquired them, please see the section of this Annual Report on Form 20-F entitled “—Liquidity and Capital Resources—Investing activities—Acquisitions and dispositions.” For more information about how we accounted for each acquisition, please see Note 3 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

(2)	Buztel was merged into Unitel in July 2006.
(3)	In April 2007, we entered into an agreement to sell a 33.3% ownership interest in our wholly-owned subsidiary, Freevale for a sale price of US$20.0 million. Freevale owns 21.0% of Unitel. The sale effectively represents 7.0% of Unitel. The transaction was finalized on June 14, 2007. In connection with this agreement, the purchaser granted to us an option to acquire the entire remaining interest held by the purchaser and, simultaneously, we granted to the purchaser an option to sell to us the entire remaining interest held by the purchaser. The future price is based on a prescribed formula; however in no event will the future price be less than US$57.5 million or more than US$60.0-million. Following the provisions of EITF No. 00-4, Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary, the sale consideration was accounted for as a secured borrowing of US$20.0 million. The borrowing will be accreted to the minimum purchase price of the put and call arrangement up to August 31, 2009, which is the date at which the put and call options first become exercisable. As of December 31, 2008, principal amount of debt outstanding under this agreement was US$41.9 million.
(4)	We entered into a shareholders agreement with the remaining shareholder of Mobitel that grants us an option to acquire its entire interest under certain circumstances for a price specified in a prescribed formula.
(5)	We entered into a shareholders agreement with the remaining shareholder of Dominanta that granted us an option to acquire the entire remaining interest held by the shareholder and, simultaneously, we granted the remaining shareholder an option to sell to us its entire remaining interest under certain circumstances for a price to be determined based on a prescribed procedure.
(6)	We entered into a put and call arrangements, exercisable after three years, with respect to a further 25% of the shares of Morefront Holdings Ltd. owned by Rambert Management Ltd.

Impairment of Goodwill and Long-Lived Assets

Goodwill

We have the following reporting units for which the change in the carrying amount of goodwill for the year ended December 31, 2008 is presented below (thousands US$):

Reporting units	Balance as of December 31, 2007	Acquisition	Finalization of Purchase Price	Impairment	Translation adjustment	Balance as of December 31, 2008
Kazakhstan mobile	180,481	309,490	(7,045)	—	(3,220)	479,706
Kazakhstan fixed	12,911	—	(12,870)	—	(41)	(0)
Ukraine mobile	81,999	—	—	(53,778)	(28,221)	0
Tadjikistan mobile	13,063	—	—	—	—	13,063
Uzbekistan mobile	154,061	—	—	—	—	154,061
Armentel mobile	135,662	—	—	—	(1,110)	134,552
Armentel fixed	10,211	—	—	—	(84)	10,127
Russia mobile	451,428	453,684	—	—	(155,134)	749,978
Russia fixed	—	2,753,883	—	(315,049)	(503,379)	1,935,455

TOTAL	1,039,816	3,517,057	(19,915)	(368,827)	(691,189)	3,476,942

Under provisions of SFAS 142, goodwill is tested annually for impairment as of December 31 or upon the occurrence of certain events or substantive changes in circumstances. In performing the first step (“Step 1”) of the goodwill impairment test in accordance with FAS 142, we compared the net book values of its reporting units to their estimated fair values. In determining the estimated fair values of the reporting units, we employed a Discounted Cash Flow (“DCF”) analysis. Determining estimated fair values requires the application of significant judgment. As a result of the significant economic downturn in the last few months of 2008, determining the fair value of our reporting units required more judgment than in the past. In particular, the global economic recession has resulted in, among other things, increased unemployment, lower consumer confidence and reduced business and consumer spending. These factors dampened our expectations of future business performance.

The basis for our cash flow assumptions includes historical and forecasted revenue, operating costs and other relevant factors including estimated capital expenditures. Assumptions under this method have been adjusted to reflect increased risk due to current economic volatility.

	2008	2007
Discount rate	16.6% - 21.9%	11.8% - 18.8%

Terminal growth rate	3% - 3.5%	3%

Start of terminal growth period	7 years -10 years	7 years

We estimate revenue growth rates for each reporting unit and each future year. These rates vary based on numerous factors, including size of market in particular country, GDP and foreign currency projections, traffic growth, market share and others. In 2008, the Compound Annual Growth Rates ranged from zero to growth by 18.0%; these rates are lower than those used in 2007. Operating Income Before Depreciation and Amortization (“OIBDA”, a non-U.S. GAAP financial measure) margin is less dependent on those factors however the Company expects lower margins than in 2007. In 2008 the average OIBDA margins ranged from 28.9% to 54.5%.

The results of the DCF analyses were corroborated with other value indicators where available, such our market capitalization, comparable company earnings multiples and research analyst estimates. Management bases its fair value estimates on assumptions it believes to be reasonable, but which are unpredictable and inherently uncertain.

The results of this Step 1 process indicated that there was a potential impairment of goodwill in the Russia Fixed and Ukraine Mobile reporting units, as the carrying values of the net assets of the reporting units exceeded their estimated fair values. As a result, the second step (“Step 2”) of the goodwill impairment test was performed for these reporting units. The implied fair value of goodwill determined in the Step 2 analyses was determined by allocating the fair value of the reporting units to all its the assets and liabilities (including any unrecognized intangible assets and related deferred taxes) as if the reporting unit had been acquired in a business combination. As a result of these Step 2 analyses, we recorded goodwill impairments of US$315.0 million and US$53.8 million at the Russia Fixed and Ukraine Mobile reporting units, respectively. As a result of the goodwill impairment taken as of December 31, 2008, the carrying values of goodwill in these reporting units were reset to their implied fair values as of December 31, 2008.

The aggregate impairment charge for the Ukraine Mobile reporting unit was attributable to (a) the use of higher discount rate of 21.9% in 2008 as compared to 12.0% in 2007 and (b) decrease in forecasted cash flows.

The impairment charge for the Russia Fixed reporting unit was attributable to (a) the use of a higher discount rate of 17.0% for Ruble denominated cash flows as compared to 12.8% used in the original valuation of Golden Telecom as of the acquisition date and (b) lower projected future cash flows due to negative effect of current crisis. These assumptions reflect an expected increase in the risks inherent in the estimated future cash flows attributable to the current economic volatility, which became more pronounced during the fourth quarter of 2008.

Although only the Russia Fixed and Ukraine Mobile reporting units failed Step 1 of the goodwill impairment test and, thus, recorded goodwill impairment, the overall economic crisis caused a decrease in the estimated fair values of all VimpelCom’s other reporting units during 2008. Consequently, any further decline in estimated fair values could result in additional goodwill impairments. To illustrate the magnitude of potential goodwill impairments relative to future changes in estimated fair values, had the fair values of the following material reporting units been hypothetically lower by the percentages listed below, the reporting unit book value would have exceeded fair value by approximately the amounts set forth in the table.

(in US$ million)	10%	20%	30%
Armenia Fixed	24.2	57.2	90.1

Armenia Mobile	7.5	37.7	67.9

Kazakhstan Mobile	—	34.3	152.8

If any of these cases were to occur, Step 2 of the goodwill impairment test would be required to be performed to determine the ultimate amount of impairment loss to record.

Additionally, if the fair value of the Russia Fixed reporting unit were to decrease by 10.0%, an additional impairment charge of $246.1 million would be recorded.

As for the other reporting units, a change in fair value of 30% would not cause the reporting unit to fail Step 1.

An increase in the discount rate by one percentage point or a reduction in revenue growth by 10.0% would result in a decrease in the combined fair value of the reporting units of approximately US$1,492.7 million and US$1,101.3 million respectively. For the reporting units discussed above, the relative decreases in fair value of reporting unit would be:

	1%age Point Increase In Discount Rate	10% Decrease in Revenue Growth
Russia Fixed	8.5%	10.3%

Armenia Fixed	6.4%	6.0%

Armenia Mobile	7.5%	7.5%

Kazakhstan Mobile	6.8%	7.1%

Long Lived Assets

As a result of the goodwill impairments at these reporting units, we also tested the finite-lived intangible assets for impairment pursuant to FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. For the Russia Fixed reporting unit, the undiscounted future cash flows associated with the long-lived assets exceeded the carrying value of those assets, and thus there was no impairment. However, for the Ukraine Mobile reporting unit, we concluded such assets were impaired, and an asset impairment of US$36.3 million was recognized.

In addition, we recorded other asset impairments of US$37.6 million in 2008.

As a result of the asset impairments taken in 2008, the carrying values of the impaired assets were reset to their estimated fair values at December 31, 2008.

Any further decline in the estimated fair values could result in impairments to long-lived assets or goodwill. It is possible that such impairments, if required, could be material and may need to be recorded prior to the fourth quarter of 2009 (i.e., during an interim period) if our results of operations or other factors require such assets to be tested for impairment at an interim date.

Comparison to Market Capitalization

The fair value of the Company as of December 31, 2008 was $15.004 billion based on an aggregation of the fair values of the Company’s reporting units from the DCF analyses used in the goodwill impairment tests. As discussed above, the Company has performed sensitivity analyses of the assumptions associated with these fair values and believes that this aggregate fair value is an appropriate reflection of the fair value of the Company as of December 31, 2008. Some of the factors that the Company has taken into consideration in making this assessment include (a) the market capitalization of the Company which has ranged between $21.341 billion and $7.172 billion during the period from October 1, 2008 to December 31, 2008; (b) an estimate of the control premium associated with the Company; (c) a belief that the market capitalization for many publicly traded companies is distressed because of the illiquidity in the current market, as well as other factors impacting the overall stock market; (d) a belief that the market capitalization for publicly traded companies in Russia has been negatively impacted more than the stock market as a whole because of an overreaction to the risks associated with the Russian market, partly caused by the recent devaluation of the Ruble; and (e) reports obtained from third parties who estimate the value of the Company as well as similar companies. The market capitalization of the Company as of May 6, 2009 was US$10.81 billion.

Revenues

During the three years ended December 31, 2008, we generated revenues from providing voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment and accessories. Our primary sources of revenues consisted of:

Service Revenues

Our service revenues included revenues from airtime charges from contract and prepaid subscribers, monthly contract fees, time charges from subscribers online using Internet services, interconnect fees from other mobile and fixed-line operators, roaming charges and charges for value added services (VAS) such as messaging, mobile internet, and “infotainment.”

Sales of Handsets and Accessories and Other Revenues

We sold mobile handsets, equipment and accessories to our subscribers. Our other revenues included, among other things, rental of base station sites.

Expenses

During the three years ended December 31, 2008 we had two categories of expenses directly attributable to our revenues: service costs and the costs of handsets and accessories.

Service Costs

Service costs included interconnection and traffic costs, channel rental costs, telephone line rental costs, roaming expenses and charges for connection to special lines for emergencies.

Costs of Equipment and Accessories

Our costs of equipment and accessories sold represented the amount that was payable for these goods, net of VAT. We purchased handsets, equipment and accessories from third party manufacturers for resale to our subscribers for use on our networks.

Operating Expenses

In addition to service costs and the costs of handsets, equipment and accessories, during the three years ended December 31, 2008 our operating expenses included:

Selling, general and administrative expenses. Our selling, general and administrative expenses include:

•	dealers’ commissions;

•	salaries and outsourcing costs, including related social contributions required by Russian law;

•	marketing and advertising expenses;

•	repair and maintenance expenses;

•	rent, including lease payments for base station sites;

•	utilities;

•	stock price-based compensation expenses; and

•	other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees.

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

Write offs and impairments. We included in our operating expenses written off long lived assets and goodwill in the amounts of the excess of their carrying values over their fair values.

Provision for doubtful accounts. We included in our operating expenses an estimate of the amount of our accounts receivable net of VAT that we believe will ultimately be uncollectible. We based the estimate on historical data and other relevant factors, such as a change in tariff plans from pre-paid to post-paid.

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

Income tax expense. Income tax expense included both current and deferred tax expense. The statutory income tax rate in Russia in 2008 was 24.0%. The statutory income tax rate in Kazakhstan was 30.0%. Starting 2009, the statutory income tax rate for Russia and Kazakhstan changed to 20.0%.The statutory income tax rate in Ukraine and Tajikistan was 25.0%. The statutory income tax rate in Armenia and Georgia was 15.0%. In Uzbekistan there was a complex income tax regime that resulted in an effective income tax rate of approximately 18.0%.

Results of Operations

The table below shows, for the periods indicated, the following consolidated statement of operations data expressed as a percentage of consolidated net operating revenues.

	Year ended December 31,
	2008	2007	2006
Consolidated statements of income
Operating revenues:
Service revenues	98.8%	99.9%	99.6%
Sales of equipment and accessories	1.1%	0.1%	0.3%
Other revenues	0.2%	0.1%	0.1%
Total operating revenues	100.1%	100.1%	100.0%
Less revenue based taxes	(0.1)%	(0.1)%	—
Net operating revenues	100.0%	100.0%	100.0%
Operating expenses:
Service costs	22.4%	18.3%	17.9%
Cost of equipment and accessories	1.0%	0.1%	0.4%
Selling, general and administrative expenses	28.0%	30.8%	30.9%
Depreciation	15.0%	16.3%	18.0%
Amortization	3.6%	3.1%	3.7%
Impairment loss	4.4%	—	—
Provision for doubtful accounts	0.5%	0.6%	0.4%

Total operating expenses	74.9%	69.2%	71.3%
Operating income	25.1%	30.8%	28.7%
Other income and expenses:
Interest income	0.7%	0.5%	0.3%
Net foreign exchange gain (loss)	(11.3)%	1.0%	0.5%
Interest expense	(4.9)%	(2.7)%	(3.8)%
Equity in net loss of associates	(0.6)%	0.0%	0.0%
Other income (expenses)	(0.2)%	0.04%	(0.8)%
Total other income and expenses	(16.3)%	(1.2)%	(3.8)%
Income before income taxes, minority interest and cumulative effect of change in accounting principle	8.8%	29.6%	24.9%
Income tax expense	3.0%	8.3%	8.0%
Minority interest in earnings (losses) of subsidiaries, before cumulative effect of change in accounting principle	0.6%	0.9%	0.2%
Income before cumulative effect of change in accounting principle	5.2%	20.4%	16.7%
Cumulative effect of change in accounting principle -	—	—	0.04%
Net income	5.2%	20.4%	16.7%

The tables below show for the periods indicated, selected information about the results of operations in each of our geographic segments. For more information regarding our segments, see Note 16 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Russia Mobile

	Years Ended December 31,
	2008	2007	% change	2007	2006	% change
	(In millions of U.S. dollars, except % change)
Total operating revenues excluding intragroup transaction	7,310.5	6,090.3	20.0%	6,090.3	4,400.3	38.4%
Intersegment revenues	61.3	3.4	nm	3.4	1.5	126.7%
Depreciation and amortization	1,204.7	1,109.0	8.6%	1,109.0	900.3	23.2%
Operating income	2,667.4	1,991.8	33.9%	1,991.8	1,403.2	41.9%
Income before income taxes and minority interest	1,463.3	1,937.1	-24.5%	1,937.1	1,231.3	57.3%
Income tax expense/ (benefit)	316.9	514.8	-38.4%	514.8	373.7	37.8%
Net income before minority interest	1,146.4	1,422.3	-19.4%	1,422.3	857.6	65.8%

Russia Fixed

	Years Ended December 31,
	2008	2007
	(In millions of U.S. dollars)
Total operating revenues excluding intragroup transaction	1,286.7	n/a
Intersegment revenues	142.8
Depreciation and amortization	219.4	n/a
Impairment loss	315.0	n/a
Operating income/(loss)	(191.2)	n/a
Income/(loss) before income taxes and minority interest	(268.0)	n/a
Income tax expense/ (benefit)	(1.9)	n/a
Net income before minority interest	(266.1)	n/a

CIS Mobile

	Years Ended December 31,
	2008	2007	% change	2007	2006	% change
	(In millions of U.S. dollars, except % change)
Total operating revenues excluding intragroup transaction	1,294.7	937.4	38.1%	937.4	450.8	107.9%
Intersegment revenues	20.3	10.4	95.2%	10.4	3.6	188.9%
Depreciation and amortization	368.3	220.3	67.2%	220.3	145.9	51.0%
Impairment loss	90.1	0.0	n/a	0.0	0.0	n/a
Operating income	81.8	198.6	-58.8%	198.6	(4.7)	n/a
Income before income taxes and minority interest	(196.6)	169.7	n/a	169.7	(19.0)	n/a
Income tax expense/ (benefit)	(1.4)	76.4	n/a	76.4	16.5	363.0%
Net income before minority interest	(195.2)	93.3	n/a	93.3	(35.5)	n/a

CIS Fixed

	Years Ended December 31,
	2008	2007	% change	2007	2006	% change
	(In millions of U.S. dollars, except % change)
Total operating revenues excluding intragroup transaction	225.1	143.4	57.0%	143.4	16.9	748.5%
Intersegment revenues	47.7	0.0	n/a	0.0	0.0	n/a
Depreciation and amortization	88.5	61.2	44.6%	61.2	8.2	646.3%
Operating income	23.9	15.8	51.3%	15.8	(1.3)	n/a
Income before income taxes and minority interest	0.3	13.6	-97.8%	13.6	(0.2)	n/a
Income tax expense/ (benefit)	(5.1)	2.8	n/a	2.8	0.5	460.0%
Net income before minority interest	5.4	10.8	-50.0%	10.8	(0.7)	n/a

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Operating Revenues

Our consolidated net operating revenues increased by 41.1% to US$10,116.9 million during 2008 from US$7,171.1 million during 2007. We increased our net operating revenues in 2008 primarily as a result of consolidation of the results of Golden Telecom, which was acquired in February 2008, and also due to increase in mobile operations because of increased traffic on our network and improved ARPU.

Net operating revenues from our mobile operations in Russia, excluding intersegment revenues, increased by 20.0% to US$7,310.5 million during 2008 from US$6,090.3 million during 2007. Net operating revenues from our mobile operations in CIS, excluding intersegment eliminations, increased by 38.1% to US$1,294.7 million during 2008 from US$937.4 million during 2007.

Net operating revenues from our fixed operations in Russia, excluding intersegment revenues, were US$1,286.7 million in 2008. Net operating revenues from our fixed operations in CIS, excluding intersegment eliminations, were US$225.1 million during 2008, representing an increase of 57.0% from US$143.4 million in 2007.

Mobile service revenues in Russia

Our mobile service revenues in Russia increased by 19.4% to US$7,264.3 million during 2008 from US$6,082.5 million during 2007. These revenues include revenue from airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect fees from other mobile and fixed-line operators, charges from value added services and roaming charges.

During 2008, we generated US$4,842.7.million of our services revenues from airtime charges from mobile contract and prepaid subscribers and monthly contract fees, or 65.7% of net operating revenues in mobile Russia, compared to US$4,124.0 million, or 67.7% of net operating revenues in mobile Russia operations in 2007. The increase was primarily related to increased traffic on our mobile network.

During 2008, we generated US$1,074.0 million of our service revenues from interconnect revenues, or 14.6% of net operating revenues in mobile Russia, compared to US$851.3 million, or 14.0% of net operating revenues in mobile Russia operations in 2007. The increase in our interconnect revenues in 2008 was also due to increased inbound traffic on our network.

During 2008, we generated US$898.9 million of our mobile service revenues from VAS, or 12.2% of total net operating revenues in mobile Russia, compared to US$736.4 million, or 12.1% of net operating revenues in 2007. The increase in our mobile VAS revenues was primarily due to launch of Ring Back Tone and traffic sharing and also due to increased revenue from SMS.

During 2008, we generated US$428.2 million of our service revenues from roaming fees generated by our Russian subscribers and roaming fees received from other mobile services operators for providing roaming services to their subscribers, or 5.8% of Russia mobile net operating revenues, compared to US$340.2 million and 5.6%, respectively, for 2007. These increases were primarily due to improved and expanded network coverage and increased roaming activity due to increased travel by our subscribers and persons roaming on our network.

Mobile service revenues in CIS

Our mobile service revenues in CIS increased by 38.3% to US$1,316.4 million during 2008 from US$951.6 million during 2007. These revenues include revenue from airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect fees from other mobile and fixed-line operators, charges from value added services and roaming charges.

During 2008, we generated US$891.7 million of our services revenues from airtime charges in CIS from mobile contract and prepaid subscribers and monthly contract fees, which represented 67.7% of our CIS mobile net operating revenues, compared to US$648.2 million, or 69.9% of net operating revenues in 2007. The increase was primarily related to revenue growth in Kazakhstan, Uzbekistan and Ukraine due to increased traffic on our mobile network.

During 2008, we generated US$230.3 million of our service revenues from interconnect revenues, or 17.5% of net operating revenues in CIS mobile, compared to US$161.9 million, or 17.0% of net operating revenues in CIS mobile in 2007. The increase in our interconnect revenues in 2008 was also due to increased subscriber base and volume of inbound traffic terminated on our network in CIS.

Our revenues from value added services in the CIS increased by 43.1% in 2008 compared to 2007. During 2008, we generated US$140.2 million of our mobile service revenues from VAS in CIS, or 10.7% of our CIS mobile net operating revenues, compared to US$98.0 million and 10.6%, respectively, for 2007. The increase is primarily attributable to increased consumption of VAS in Kazakhstan and Uzbekistan.

During 2008, we generated US$51.5 million of our service revenues from roaming revenues generated by our subscribers and subscribers roaming fees received from other mobile services operators for providing roaming services to their subscribers or 3.9% of in CIS mobile net operating revenues, compared to US$41.5 million and 4.3%, respectively, for 2007. These increases were primarily due to improved and expanded network coverage, an increase roaming activity due to an increased travel by our subscribers and persons roaming on our network.

Revenues from sales of equipment and accessories

In Russia mobile our revenues from sales of equipment and accessories during 2008 increased by 1,452.3% to US$100.9 million from US$6.5 million during 2007, primarily as a result of sales of iPhones in the fourth quarter of 2008 and USB modems in the second half of the year.

We did not derive a significant amount of revenue from sales of equipment and accessories in the CIS during 2008 and 2007.

Fixed revenues

In 2008 fixed net operating revenues in Russia, including intersegment revenues, amounted to US$1,429.5 million. US$688.0 million of fixed revenues were generated from our business operations, US$586.6 million from wholesale operations and US$154.7 million from residential operations.

Our fixed net operating revenues in CIS, including intersegment revenues, increased by 90.2% to US$272.7 million in 2008 from US$143.4 million in 2007. The increase was due to acquisition of Golden Telecom companies in Ukraine, Kazakhstan and Uzbekistan.

Operating Expenses

Our consolidated total operating expenses increased by 52.7% to US$7,581.0 million during 2008 from US$4,964.9 million during 2007 mainly due to addition of operating expenses of Golden Telecom which was acquired in February 2008.

Total operating expenses in our mobile operations in Russia increased by 14.7% to US$4,704.4 million during 2008 from US$4,101.8 million during 2007 in line with revenue growth. The increase related to growth in service cost, more intensive marketing and sales activities applied in 2008, and costs of 3G handsets sales launched during the fourth quarter.

Operating expenses in our mobile operations in CIS increased by 64.6% to US$1,233.2 million during 2008 from US$749.2 million during 2007. This increase is higher than the operating revenue increase of 38.1% primarily due to the increased expenses in Ukraine resulting from recognition of one-off impairment charges of goodwill and certain long-lived assets and increased service costs in 2008.

Total operating expenses in our fixed operations in Russia amounted to US$1,620.7 million in 2008. Operating expenses in our fixed operations in the CIS increased by 95.0% to US$248.8 million during 2008, from US$127.6 million in 2007. The increase was caused by integrating Golden Telecom’s fixed operations in CIS countries.

Service costs.

Our service costs increased by 72.8% to US$2,262.6 million during 2008 from US$1,309.3 million during 2007. As a percentage of net operating revenues, our service costs increased to 22.4% during 2008 from 18.3% during 2007.

Service costs in Russia mobile operations increased by 33.1% to US$1,385.8 million in 2008 from US$1,040.9 million in 2007. The increase was caused by growth in interconnect cost due to growth in international traffic.

Service costs in CIS mobile were US$390.6 million in 2008, which was 57.3% higher than US$248.3 million in 2007. This is higher than service revenue increase of 38.3% primarily due to increased service costs in Ukraine resulting from active sales of new tariffs with unlimited minutes of usage. Service costs in Russia fixed operations were US$663.0 million and amounted to 29.3% of Company’s consolidated service costs in 2008. Service costs in CIS fixed operations were US$87.2 million in 2008, which was US$55.1 million higher than US$32.1 million in 2007. The increase in CIS service costs was caused by integration of Golden Telecom operations in 2008.

Cost of equipment and accessories. Our consolidated cost of equipment and accessories increased by 1,646.6% to US$101.3 million during 2008 from US$5.8 million during 2007. This increase was primarily due to sales of iPhones and USB modems in the second half of 2008 and sales of fixed equipment due to consolidation of Golden Telecom results. Our cost of equipment and accessories as a percentage of net operating revenues increased to 1.0 % during 2008 compared to 0.1% during 2007.

Cost of equipment and accessories in Russia mobile operations reached US$95.2 million in 2008, which represented 94.0% of consolidated costs of equipment and accessories. Cost of equipment and accessories in CIS mobile was US$0.1 million in 2008 and immaterial in 2007.

Cost of equipment and accessories in Russia fixed operations reached US$5.5 million in 2008 or 5.4% of consolidated costs of handsets and accessories. Cost of equipment and accessories in CIS fixed operations was US$0.6 million in 2008. The cost of equipment and accessories in CIS fixed segment in 2007 was immaterial.

Selling, general and administrative expenses. Our consolidated selling, general and administrative expenses increased by US$632.2 million or by 28.7% to US$2,838.5 million during 2008 from US$2,206.3 million during 2007 mainly due to the consolidation of Golden Telecom results.

Selling, general and administrative expenses in Russia mobile operations increased by US$74.2 million or by 3.9% to US$1,977.6 million in 2008 from US$1,903.4 million in 2007. However, as a percentage of net operating revenues they declined to 26.8% in 2008 from 31.2% in 2007. General and administrative expenses declined by US$176.3 million in 2008. The reduction is explained mainly by a reversal in stock–price based compensation plans expenses which resulted in US$123.7 million gain in 2008 compared to US$208.3 million expense in 2007. Without these expenses selling, general and administrative expenses in Russia mobile grew mostly in line with revenue growth.

Selling, general and administrative expenses in CIS mobile operations were US$377.4 million in 2008, which was 39.4% higher than US$270.7 million in 2007. In 2008 US$166.1 million were general and administrative expenses, US$73.7 million were spent on technical support and US$137.6 million were spent on sales and marketing.

Selling, general and administrative expenses in Russia fixed operations were US$412.5 million in 2008, which represented 14.5% of consolidated SG&A expenses in 2008. Of this amount US$336.5 million were general and administrative expenses, US$47.7 million were spent on technical support and US$28.3 million were spent on sales and marketing.

In CIS fixed operations selling, general and administrative expenses amounted to US$70.9 million in 2008, an increase of US$37.0 million compared to US$33.9 million in 2007. In 2008 US$56.4 million were general and administrative expenses, US$9.7 million were spent for technical support and US$4.7 million were spent on sales and marketing.

Depreciation and amortization expense. Our consolidated depreciation and amortization expense increased by 35.3% to US$1,881.2 million in 2008 from US$1,390.6 million during 2007. The overall increase in depreciation and amortization expense was due primarily to continuing capital expenditures in Russia and CIS coupled with the consolidation of Golden Telecom.

Depreciation and amortization expense in Russia mobile operations increased by 8.6% to US$1,204.7 million in 2008 from US$1,109.0 million in 2007. In CIS mobile operations they were US$368.3 million in 2008, which was 67.2% higher than US$220.3 million in 2007. The increase was connected with significant capital expenditures in 2008 and second half of 2007 and recognition of assets revaluation in Kazakhstan as a result of purchase price allocation on acquisition of additional share in KaR-Tel in July 2008.

Depreciation and amortization expense in fixed operations in Russia was US$219.4 million in 2008. It was US$88.5 million in CIS fixed operations in 2008, which was 44.6% higher than US$61.2 million in 2007.

Write offs and impairments. In 2008 we wrote down US$37.6 million related to DVB-H and DVB-T licenses and recognized a US$90.1 million mobile goodwill and long lived assets impairment loss for Ukraine, and US$315.0 million fixed goodwill impairment loss for Russia.

Provision for doubtful accounts. Our consolidated provision for doubtful accounts increased by 3.4% to US$54.7 million during 2008 from US$52.9 million during 2007. As a percentage of net operating revenues, provision for doubtful accounts decreased to 0.5% in 2008 compared to 0.6% in 2007 due to the reduction in negative balances of prepaid subscribers.

In 2008 provisions for doubtful accounts in Russia mobile declined by 4.0% to US$41.1 million from US$42.8 million in 2007 and also declined in CIS mobile by 31.6% to US$ 6.7 million from US$9.8 million in 2007.

In Russia fixed segment provisions for doubtful accounts were US$5.3 million in 2008. In CIS fixed operations they were US$1.6 million in 2008 compared to US$0.4 million in 2007.

Operating Income

Primarily as a result of the foregoing, our consolidated operating income increased by 14.9% to US$2,536.0 million during 2008 from US$2,206.2 million during 2007. Partly this increase is due to a reversal in stock–price based compensation plans expenses which resulted in US$119.3 million gain in 2008 compared to US$208.3 million expense in 2007. Other than that our total operating income in 2008 stayed stable despite the negative effect of impairment loss in the fourth quarter 2008 in amount of US$442.7 million.

During 2008, our operating income in Russia mobile operations grew by 33.9% to US$2,667.4 million compared to US$1,991.8 million during 2007. This growth in Russia was partly helped by ESOP reversal and also was the result of the increase in revenues as well as management’s efforts to control costs.

Our operating income in CIS mobile operations declined by 58.8% to US$81.8 million in 2008 from 198.6 million in 2007. The decline was mainly due to an operating loss of US$176.0 million in Ukraine in 2008, caused primarily by the impairment charges recorded in 2008 and expenses associated with significant growth of advertising expenses due to active sales and subscriber base growth.

During 2008 we had an operating loss in our fixed operations in Russia which amounted to US$191.2 million due to impairment charge of US$315.0 million. Operating income in CIS fixed was US$23.9 million, an increase of 51.3% from US$15.8 million in 2007 primarily due to acquisition of Golden Telecom companies in CIS.

Other Income and Expenses

Consolidated interest expense. Our interest expense increased 154.4% to US$495.6 million during 2008 from US$194.8 million during 2007. The increase in our interest expense during this period was primarily attributable to an increase in the overall amount of our debt during 2008 from US$2,766.6 million to US$8,442.9 million.

Consolidated Foreign currency exchange gain/loss. We recorded a US$1,142.3 million foreign currency exchange loss during 2008 as compared to a US$73.0 million foreign currency exchange gain during 2007. The depreciation of the Russian ruble against the U.S. dollar during 2008 resulted in a significant foreign exchange loss during 2008 from a corresponding revaluation of our U.S. dollar denominated financial liabilities under our loan agreements.

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

In August 2006, we entered into a forward agreement to acquire US$110.0 million in Kazakh tenge to hedge financial liabilities of KaR-Tel. In October 2006, the forward agreement was restructured into a swap agreement in a principal amount of US$100.0 million to purchase U.S. dollars for Kazakh tenge at the fixed rate of 122.64 Kazakh tenge per U.S. dollar and transfer our floating U.S. dollar interest rate loans to a fixed Kazakh tenge loan with an interest rate of 9.9%. As of December 31, 2007, we had a swap agreement to purchase U.S. dollars for Kazakh tenge with principal amount of US$90.3 million. In March 2008 these swap agreements were terminated due to changes in Kartel-EBRD loan agreement.

In March and October 2008 we entered into a series of zero-cost collar agreements to acquire US$1,495.4 million in Russian rubles to hedge our U.S. dollar denominated liabilities due in 2008 and the first, second and third quarters of 2009.

In March 2009, we entered into a series of forward agreements to acquire US$166.7 million in Russian rubles to hedge our short-term US dollar denominated liabilities due in the fourth quarter of 2009.

The net foreign exchange gains of US$120.1 million and US$39.3 million, for the years ended December 31, 2008 and 2007, respectively, net other losses of US$5.5 million and US$2.2 million for the years ended December 31, 2008 and 2007, respectively, were included in the accompanying consolidated statements of income and related to the change in fair value of derivatives.

Consolidated Income tax expense. Our income tax expense decreased 48.8% to US$303.9 million during 2008 from US$593.9 million during 2007. The decrease in income taxes was primarily due to lower income before taxes in 2008 and the benefit of the change in the Russian and Kazakh income tax rates as it relates to deferred income taxes. Our effective income tax rate of 34.1% during 2008 was higher than our effective income tax rate of 28.0% in 2007 primarily due to tax non-deductible impairment loss and loss from associates.

Net income and net income per share. In 2008, our net income was US$524.3 million, or US$10.34 per common share (US$0.52 per ADS), compared to US$1,462.7 million or US$28.78 per common share (US$1.44 per ADS) during 2007. In 2008, we reported diluted net income of US$10.34 per common share (US$0.52 per ADS), compared to diluted net income of US$28.78 per common share (US$1.44 per ADS) during 2007.

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

During 2007, we generated US$4,886.8 million of our services revenues from airtime charges from contract and prepaid subscribers and monthly contract fees, or 68.1% of net operating revenues, compared to US$3,415.4 million, or 70.1% of net operating revenues in 2006. The increase was primarily related to increased traffic on our network.

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

During 2007, we generated US$834.3 million of our service revenues from value added services, or 11.6% of net operating revenues, compared to US$641.2 million, or 13.2% of net operating revenues in 2006. In Russia, we generated US$736.4 million of revenues from value added services, or 88.3% of our revenues from value added services, in 2007, compared with US$603.3 million of revenues from value added services, or 94.1% of our revenues from value added services, in 2006. We did not derive a significant amount of revenue from value added services in the CIS. The increase in our value added services revenues was primarily due to increased consumption of value added services in Russia during 2007 compared to 2006 as a result of our promotional and marketing campaigns.

During 2007, we generated US$241.4 million of our service revenues from roaming revenues generated by our subscribers, or 3.4% of net operating revenues, compared to US$149.5 million, or 3.0% of net operating revenues in 2006. During 2007, we generated US$133.8 million of our service revenues from roaming revenues received from other mobile services operators for providing roaming services to their subscribers, or 1.9% of net operating revenues, compared to US$126.8 million, or 2.6% of net operating revenues in 2006. These increases were primarily due to improved and expanded network coverage and an increase roaming activity due to an increase travel by our subscribers and persons roaming on our network.

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

Other Income and Expenses

Interest expense. Our interest expense increased 4.5% to US$194.8 million during 2007 from US$186.4 million during 2006. The increase in our interest expense during this period was primarily attributable to an increase in the overall amount of our debt during 2007.

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

Liquidity and Capital Resources

Consolidated Cash Flow Summary

The following table shows our cash flows for the years ended December 31, 2008, 2007 and 2006 (in millions of U.S. dollars):

	As of December 31,
	2008		2007		2006
Consolidated Cash Flow
Net cash flow provided by operating activities	US$	3,421.9	US$	3,037.7	US$	1,971.3
Net cash flow (used in) provided by financing activities		4,743.7		(193.7)		292.9
Net cash flow used in investing activities		(8,170.0)		(2,234.6)		(2,287.0)
Effect of exchange rate changes on cash and cash equivalents		(84.6)		49.8		3.7
Net cash flow		(89.0)		659.2		(19.2)

During the years ended December 31, 2008, 2007 and 2006, we generated positive cash flows from our operating activities and negative cash flows from investing activities. During the year ended December 31, 2008, we recorded a positive free cash flow (before acquisitions) of US$851.1 million. Free cash flow (before acquisitions) is a non-U.S. GAAP financial measure and we calculate it as net cash provided by our operating activities (in the amount of US$3,421.9 million), less capital expenditures (excluding acquisitions) (in the amount of US$2,570.8 million). We believe that free cash flow provides useful information to investors because it is an indicator of our company’s operational and financial performance and represents our ability to generate cash after accruals required to maintain or expand our asset base. Cash flow from financing activities was positive during the year ended December 31, 2008, negative during the year ended December 31, 2007 and positive during the year ended December 31, 2006. The positive cash flow from financing activities during the year ended December 31, 2008 was mostly due to the receipt of proceeds from a US$1,500.0 million bridge term loan facility entered into on 8 February 2008 and further refinanced by the issuance of US$2,000.0 million limited-recourse loan participation notes by VIP Finance Ireland Limited on April 30, 2008, US$2,000.0 million syndicated term loan facility entered into on 8 February 2008, US$750.0 million loan facility signed with Sberbank on 14 February 2008 and the receipt of proceeds from a syndicated loan facility in the aggregate amount of EUR551.0 million entered into on 15 October 2008. The negative cash flow from financing activities during the year ended December 31, 2007 was primarily the result of our payment of cash dividends of US$587.3 million (including related withholding tax). The positive cash flow from financing activities during December 31, 2006 was mostly due to the receipt of proceeds from a US$367.2 million loan to our company by UBS (Luxembourg) S.A. in connection with the sale of an aggregate of US$600.0 million 8.25% loan participation notes issued by, but without recourse to, UBS (Luxembourg) S.A. (US$232.8 million of these loan participation notes was used to exchange loan participation notes issued in June and July 2004).

As of December 31, 2008, we had negative working capital of US$1,407.8 million, compared to negative working capital of US$272.8 million as of December 31, 2007. Working capital is defined as current assets less current liabilities. Further increase in working capital deficit as of December 31, 2008 was mainly attributed to short-term debt. As of December 31, 2008, short-term debt amounted to US$1,909.2 million compared to US$526.5 million as of December 31, 2007. The growth in total debt as well as short term debt was linked primary to significant acquisitions done in 2008. Increase in total debt derived the consequent increase in accrued interests payable from US$24.7 million as of December 31, 2007 to US$84.6 million as of December 31, 2008.

Our cash and cash equivalents balance changed insignificantly year on year. As of December 31, 2008, it was US$914.7 million (primarily held in U.S. dollars and Russian rubles), compared to US$1,003.7 million as of December 31, 2007.

As of December 31, 2008, our customer advances amounted to US$454.7 million compared to US$386.9 million as of December 31, 2007. The turnover of customer advances is approximately one month, and the growth in our customer advances as of December 31, 2008 was primarily due to an increase in subscriber base and the total volume of operations.

Other factors that impacted working capital decrease were: increase in receivables due from related parties by US$162.8 mainly attributable to advance for future services; increase in other current assets linked to advance payment of income tax in amount of US$154.8 million as of December 31, 2008 and forwards of US$109.8 million, and other less significant movements in total amount of US$40.1 million.

The working capital is monitored on regular basis by the management. We expect to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Short term borrowing payments are split during the year, the major part of short term borrowings become due in the first and third quarters 2009. As of now the first quarter payment amounted US$571.0 million, was made and we expect to make the remaining payments as they become due. We believe that our working capital is sufficient to meet our present requirements and will provide us with adequate funds for our present and future obligations.

Operating activities

During 2008, net cash provided by operating activities was US$ 3,421.9 million, a 12.6% increase over the US$3,037.7 million of net cash provided by operating activities during 2007, which, in turn, was a 54.1% increase over the US$1,971.3 million of net cash provided by operating activities during 2006. The improvement in net cash provided by operating activities during 2008 as compared to 2007 and 2006 was primarily due to the increase in the volume of operations, which, in turn, was primarily the result of an increase in the number of subscribers and an increase in the usage of our services by existing subscribers during each of these periods. The decrease in our net income in 2008 as compared to 2007 did not affect our operating cash flows as the decrease in net income was primarily the result of depreciation and amortization, foreign exchange losses and write offs and impairments, all of which are non-cash in nature.

Financing activities

The following table provides a summary of VimpelCom’s outstanding indebtedness with an outstanding principal balance exceeding US$10.0 million as of December 31, 2008. Many of the agreements relating to this indebtedness contain various restrictive covenants, including change of control restrictions and financial covenants. In addition, certain of these agreements subject our subsidiaries to restrictions on their ability to pay dividends or repay debts to VimpelCom. For additional information on this indebtedness, please refer to the notes to VimpelCom’s consolidated financial statements contained elsewhere in this Annual Report on Form 20-F. For information regarding changes in certain of our outstanding indebtedness subsequent to December 31, 2008, see “—2009” below. For a description of some of the risks associated with certain of our indebtedness, please refer to the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors.”

Borrower	Type of debt/lender	Interest rate	Outstanding debt (In millions)	Maturity date	Guarantor	Security
VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.25%	US$600.0	May 22, 2016	None	None

VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.375%	US$300.0	October 22, 2011	None	None

VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.0%	US$300.0	February 11, 2010	None	None

VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	8.375%	US$1,000.0	April 30, 2013	None	None

VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.125%	US$1,000.0	July 19, 2018	None	None

VimpelCom	Loan from Sberbank	9.75%	US$204.2 (RUR 6,000.0)	August 30, 2009	None	Promissory notes

VimpelCom	Loan from VC-Invest (funded by the RUR denominated bonds by VC-Invest)	9.05%	340.4	July 19, 2013	VimpelCom	None

Borrower	Type of debt/lender	Interest rate	Outstanding debt (In millions)	Maturity date	Guarantor	Security
VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	10.0%	US$217.2(1)	June 16, 2009	None	None

URS	Loan arranged by Standard Bank Plc, SMBCE and VTB Bank Europe plc	LIBOR plus 1.15%	US$100.0	March 26, 2010	VimpelCom	None

KaR-Tel	Loan from European Bank of Reconstruction and Development	LIBOR plus 2.05% (A) and 1.85% (B)	US$128.0	December 18, 2014 (A) and December 18, 2012(B)	VimpelCom for up to US$20.0 million	None

VimpelCom	Loan from HSBC Bank plc	6 month MOSPRIME plus 0.08%	US$58.4	March 28, 2014	EKN	None

VimpelCom	Loan arranged by Citibank, N.A.	LIBOR plus 0.1%	US$61.2	November 7, 2012	Euler Hermes Kreditver- sicherungs (Hermes)	None

VimpelCom	Loan from Svenska Handelsbanken	LIBOR plus 0.325%	US$57.0	November 30, 2012	Swedish Export Credits Guarantee Board (EKN)	None

VimpelCom	Loan from Sberbank	9.25%	US$16.2	April 14, 2009	None	Common stock of RTI and promissory notes

VimpelCom	Loan from Sberbank	13.0%	US$608.8	February 13, 2013	None	None

Borrower	Type of debt/lender	Interest rate	Outstanding debt (In millions)	Maturity date	Guarantor	Security
VimpelCom	Loan from Syndicate of Banks Syndicated loan from the Bank of Tokyo-Mitsubishi UFJ, LTD., Barclays Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Standard Bank PLC, Sumitomo Mitsui Banking Corporation Europe Limited, WestLB AG, London Branch, EDC, Nordea Bank AB, ZAO Citibank	EURIBOR plus 2.3%*	US$777.2	October 15, 2011	None	None

VimpelCom	Syndicated loan from ABN AMRO Bank N.V., Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited	LIBOR plus 1,5%*	US$2,000.0	February 8, 2011	None	None

VimpelCom	Promissory Notes (3)	—	US$72.1	November, 2009	None	None

Sovintel

Syndicated loan from

Citibank N.A., Bahrain

ING BANK (EURASIA) ZAO

ZAO Banca Intesa

Bayerische Landesbank

Commerzbank (Eurasija) SAO

Export Development Canada

HSBC Bank Plc

HVB Banque Luxembourg Société Anonyme

Bank Austria Creditanstalt AG

KfW, Frankfurt

Skandinaviska Enskilda Banlen AB

Bank WestLB Vostok (ZAO)

BNP Paribas

IKB Deutsche Industriebank AG

Closed Joint Stock Company International Moscow Bank

VTB Bank (Deutschland) AG

		Libor plus 2.0%	US$275.0	January 25, 2012	None	None

VimpelCom	Loans from Bayerische Hypo- und Vereinsbank and Nordea Bank AG	LIBOR plus 0.35%	US$25.0	May 6, 2010 and May 17, 2010	Hermes	None

URS	Loan from Raiffeisen Zentralbank Österreich AG	LIBOR plus 1.25%	US$32.0	October 19, 2009	VimpelCom	None

URS	Loan from Bayerische Landesbank	LIBOR plus 1.0%	US$32.0	December 12, 2009	VimpelCom	None

VimpelCom	Loan from Svenska Handelsbanken	LIBOR plus 0.325%	US$24.9	May 20, 2011	EKN	None

*	Interest rate was increased by 1.00% p.a. for 12 months period starting from effective date of the Amendment Agreements, (May 6, 2009 and May 5, 2009 respectively).

Borrower	Type of debt/lender	Interest rate	Outstanding debt (In millions)	Maturity date	Guarantor	Security
KaR-Tel	Loan from Bayerische Hypo- und Vereinsbank AG	LIBOR plus 0.4%	US$15.6	May 4, 2011	Hermes and ATF Bank (for up to US$20.0 million)	ATF Bank guarantee secured by network equipment

Armentel	Equipment financing agreement with Intracom S.A. Telecom Solutions	Various rates	US$14.7 (€9.5)	Various dates through 2012	None	None

KaR-Tel	Loan from Citibank International plc	LIBOR plus 0.3%	US$19.3	August 28, 2011	British Export Credits	None

KaR-Tel	Loan arranged by Citibank, N.A.	LIBOR plus 0.25%	US$10.2	January 24, 2010 and July 24, 2010	Guarantee Department (ECGD) and VimpelCom up to an aggregate of US$30.0 million (for both loans)	None

Unitel	Equipment financing agreement with Huawei	8.0%	US$30.8	Various dates through 2009	None	Network equipment

KaR-Tel	Loan from Bayerische Landesbank	LIBOR plus 0.38%	US$37.8	December 27, 2012	Hermes Export Credit Agency	None

KaR-Tel	Loan from und Vereinsbank AG	LIBOR plus	US$8.8	December 21,	EKN	None

Armentel	Loan from BNP Paribas	6 month EURIBOR plus 0.9%	US$10.0 (€10.4)	Various dates through 2012	None	None

Freevale Enterprises Inc(2)		61.0%	US$41.9	August 31, 2009	None	None

URS	Loan from OTP Bank	LIBOR plus 3.0%	US$10.0	November 9, 2009	VimpelCom	None

Other loans, equipment financing and capital lease obligations			US$23.0	—	—	—

(1)	In connection with the exchange offer by our company completed in May 2006, the outstanding principal amount due under this loan was reduced from US$450.0 million to US$217.2 million.
(2)

In April 2007, we entered into an agreement to sell a 33.3% ownership interest in its wholly-owned subsidiary, Freevale for a sale price of US$20.0 million. Freevale owns 21.0% of Unitel. The sale effectively represents 7.0% of Unitel. The transaction was finalized on June 14, 2007. In connection with this agreement, the purchaser granted us an option to acquire the entire remaining interest held by the purchaser and, simultaneously, we granted the purchaser an option to sell to us the entire remaining interest held by the purchaser. The future price is based on a prescribed formula; however in no event will the future price be less than US$57.5 million or more than US$60.0 million. Following the provisions of EITF No. 00-4, Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary, the sale consideration was accounted for as a secured borrowing of US$20.0 million. The borrowing will be accreted to the minimum purchase price of the put and call arrangement up to August 31, 2009, which is the date at which the put and call options first become exercisable. As of December 31, 2008, principal amount of debt outstanding under this agreement was US$41.9 million.

(3)	In November and December 2008, VimpelCom issued promissory notes in the amount equivalent to US$81.6 million as of December 31, 2008. The promissory notes were issued as an advance payment to secure future services. The promissory notes are ruble-denominated and bear no interest. They mature at weekly intervals within the period up to November, 2009. As of December 31, 2008 the outstanding debt under promissory notes was US$72.1 million.

2009.

On 11 February, 2009 VimpelCom submitted to the Russian Federal Financial Markets Service documentation required for the potential issuance of Russian ruble-denominated bonds through LLC VimpelCom-Invest, a wholly owned subsidiary of VimpelCom. The bonds may be issued depending on VimpelCom’s funding needs within a period of one year from the date on which the Russian Federal Financial Markets Service registers the submitted documentation. The proposed amount of the issue is up to 30 billion Russian rubles, which is the equivalent of approximately US$834.9 million at Central Bank of Russia exchange rate as of 11 February 2009. The bonds will be guaranteed by VimpelCom.

The proposed maturity period is five years. The coupons are to be paid semiannually. Bond holders will have the right to sell their bonds to VimpelCom-Invest earlier under conditions which will be determined prior to the public placement. The bonds may be issued in three series with face values of 10 billion rubles for each, and the coupon rate for each series will be determined for the period prior to exercise of the put-option or redemption, depending on market conditions. The annual interest rate will be defined as the result of a public placement.

VimpelCom intends to use the proceeds from the bonds for refinancing of its existing indebtedness denominated in foreign currency and the development of VimpelCom’s core business. There is no assurance that VimpelCom will be able to issue these bonds or that if it does issue the bonds, that it will be able to issue bonds for the full amount intended.

On March 10, 2009, VimpelCom signed a three year loan agreement with Sberbank in the amount of RUR 8,000.0 million. The loan agreement bears annual maximum interest at a rate of 19.0% and matures on December 27, 2011. The indebtedness under this loan agreement will be secured by the pledge of the telecommunication equipment in the Ruble amount equivalent to US$235.5 million as of March 10, 2009.

On March 10, 2009, VimpelCom signed a four year loan agreement with Sberbank in the amount of US$250.0 million. The loan agreement bears annual maximum interest at a rate of 13.0% and matures on December 27, 2012. The indebtedness under this loan agreement will be secured by the pledge of the telecommunication equipment in the amount of US$257.5 million.

On March 24, 2009, VimpelCom signed a seven year loan agreement with HVB in the amount of US$160.2 million. The facility is guaranteed by EKN export credit agency. The facility is to finance equipment and services provided to VimpelCom by Ericsson on a reimbursement basis. The principal amount will be repaid in 14 equal semi-annual payments plus interest equal to 6-month LIBOR plus 1.95% per annum. The maturity date of the loan is 2016.

In March 2009, we entered into a series of forward agreements to acquire US$166.0 million in Russian rubles to hedge our short-term US dollar denominated liabilities due in the fourth quarter of 2009.

In accordance with terms of the US$275.0 million facility agreement dated 25 January 2007 among Golden Telecom, Inc., EDN Sovintel LLC, GTS Finance, Inc. and syndicate of banks, Golden Telecom, Inc. must provide its audited consolidated financial statements. An event of default occurs in case annual consolidated financial statements are not provided within 120 days after the end of the financial year and this breach is not remedied within 21 subsequent business days. On April 30, 2009 we have received a waiver from lenders with an extension of financial statements delivery period until May 29, 2009. The Company intends to sign an amendment to the loan facility in order to exclude the requirement to submit consolidated financial statements of Golden Telecom, Inc. or make prepayment of the full amount of the facility in case signing of the amendment is not possible.

On April 28, 2009 we signed an Amendment Agreement in relation to a US$3,500.0 million Facility Agreement dated February 8, 2008 and as amended by an amendment and transfer agreement dated March 28, 2008 arranged by ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc., ING Bank N.V. and UBS Limited as Mandated Lead Arrangers and Bookrunners with Citibank International plc acting as Agent. In accordance with the terms of the Amendment Agreement certain financial covenants and general undertakings were changed, including, among others, decrease of the required minimum level of the Total Shareholders Equity from US$3,000.0 million to US$2,000.0 million which will be applicable to the financial statements for the first three quarters of 2009 and for the 2009 financial year. Starting from the financial statements for the first quarter of 2010 and thereafter, the minimum required level of the Total Shareholders Equity will be returned to the level of US$3,000.0 million. The interest rate was increased by 1.00% p.a. for 12 months period starting from May 6, 2006 when the Amendment Agreement becomes effective.

On April 28, 2009 we signed an Amendment Agreement relating to a EUR 600.0 million Term Loan Facility Agreement dated October 15, 2008, as amended and restated by a first amendment agreement dated November 12, 2008 and further amended by a second amendment agreement dated February 11, 2009 arranged by the Bank of Tokyo-Mitsubishi UFJ, Ltd., Barclays Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Standard Bank Plc., Sumitomo Mitsui Banking Corporation Europe Limited and Westlb AG, London Branch as Mandated Lead Arrangers and Bookrunners with Standard Bank Plc acting as Agent. In accordance with the terms of the Amendment Agreement certain financial covenants and general undertakings were changed, including, among others, decrease of the required minimum level of the Total Shareholders Equity from US$3,000.0 million to US$2,000.0 million which will be applicable to the financial statements for the first three quarters of 2009 and for the 2009 financial year. Starting from the financial statements for the first quarter of 2010 and thereafter the required minimum level of the Total Shareholders Equity will be returned to the level of US$3,000.0 million. The interest rate was increased by 1.00% p.a. for 12 months period starting from May 5, 2009 when the Amendment Agreement becomes effective.

On February 13, 2008, VimpelCom advanced to Crowell Investments Limited (“Crowell”), under a loan agreement as of February 11, 2008, (the “Loan Agreement”), a loan in the principal amount of US$ 350.0. million and at the interest rate of 10.0%. The loan is secured by 25.0% of the shares of Limnotex Developments Ltd., the parent company of KaR-Tel. The loan agreement was entered into after Crowell acquired the entire issued share capital of Menacrest Limited (“Menacrest”), which is the parent company of LLC Sky Mobile (“Sky Mobile”), a mobile operator in Kyrgyzstan. Crowell granted the Company two call options over the entire issued share capital of Menacrest. The loan has been recorded in long-term loans receivable and related accrued interest of US$26.7 million in other current assets.

We may from time to time seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for new debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Investing activities

Our investing activities included capital expenditures on the purchase of equipment, telephone line capacity, frequency allocations, buildings and other assets as a part of the ongoing development of our mobile networks and acquisitions of businesses. In 2008, our total payments for purchases of equipment, intangible assets, software and other non-current assets were approximately US$2,444.6 million (compared to US$1,690.7 million and US$1,607.2 million during 2007 and 2006, respectively). In 2008, our total payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$4,134.6 million (compared to US$301.3 million and US$679.8 million during 2007 and 2006, respectively).

Acquisitions and dispositions

Our significant acquisitions and disposals from 2006, 2007 and 2008 are described below.

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

On December 14, 2006, we acquired 75.0% of “Dominanta,” a mobile digital television services company in the DVB-H standard in Moscow and the Moscow region, for a purchase price of approximately US$10.5 million. At the time of its acquisition, Dominanta had no subscribers. In connection with this transaction, the seller granted us an option to acquire the entire interest held by the seller and we granted the seller an option to sell to us its entire interest under certain circumstances for a price to be determined based on a prescribed procedure.

From December 2006 through September 2007, KaR-Tel acquired 100.0% of “Teta Telecom,” a holding company which holds 100.0% of “KZ-Trans,” a fiber-optic operator in Kazakhstan, and a minority interest in Limited Liability Partnership “TNS-Plus,” which holds a license for long-distance operations, for an aggregate purchase price of approximately US$10.1 million. Teta Telecom increased its stake in TNS-Plus from 2.0% to 49.0%, for an aggregate consideration of approximately US$4.5 million. Teta Telecom also has the right to acquire an additional 2.0% interest in TNS-Plus (bringing its total shareholding to 51.0%) upon a change in Kazakh legislation allowing foreign entities to control long-distance operators.

In April 2007, we entered into an agreement to sell a 33.3% ownership interest in its wholly-owned subsidiary, Freevale for a sale price of US$20.0 million. Freevale Enterprises owns 21.0% of Unitel. The sale effectively represents 7.0% of Unitel. The transaction was finalized on June 14, 2007. In connection with this agreement, the purchaser granted us an option to acquire the entire remaining interest held by the purchaser and, simultaneously, we granted the purchaser an option to sell to us the entire remaining interest held by the purchaser.

On April 18, 2007, we acquired the remaining 10.0% of ArmenTel that the Government of Armenia had owned. The purchase price of the additional 10.0% was US$55.9 million, which constitutes approximately 1/9th of the final price paid by us for the 90.0% of the shares of ArmenTel when we acquired ArmenTel in November 2006. In addition, in the third quarter of 2007 we paid a purchase price adjustment of approximately US$0.7 million representing 10.0% of the undistributed net profit of ArmenTel for the period from December 1, 2006 to March 31, 2007.

On August 13, 2007, we acquired Closed Joint Stock Company CSK, which holds GSM 900/1800 and D-AMPS licenses covering the Irkutsk Region. We acquired 100.0% of the shares of CSK for approximately US$235.5 million. At the time of its acquisition, CSK had approximately 571,000 subscribers.

Golden Telecom. On December 21, 2007, two of our subsidiaries and Golden Telecom, a leading provider of fixed-line telecommunications and Internet services in major population centers throughout Russia and other countries in the CIS, signed a definitive merger agreement pursuant to which an indirect wholly-owned subsidiary of our company commenced a tender offer on January 18, 2008, to acquire 100.0% of the outstanding shares of Golden Telecom’s common stock at a price of US$105.0 per share in cash. The initial tender offer period and subsequent tender offer period closed on February 26, 2008 with 94.4% of the outstanding shares of Golden Telecom’s common stock being tendered. On February 28, 2008, our indirect wholly owned subsidiary was merged with and into Golden Telecom and Golden Telecom became our indirect wholly owned subsidiary. The total purchase price for 100.0% of the shares of Golden Telecom was US$4,316.2 million. In connection with the merger, the outstanding and unvested employee stock options and stock appreciation rights relating to Golden Telecom’s common stock were converted into the right to receive US$105.0 in cash less the exercise price relating to such options and US$53.8 in cash less the exercise price relating to such rights, respectively. The right to receive such payments continues to vest in accordance with the original vesting schedules for such options and rights respectively.

On June 11, 2008 VimpelCom increased its share of ownership in Closed Joint Stock Company Cortec (“Corbina Telecom”), 51.0% subsidiary of Golden Telecom by acquiring the remaining 49% from Inure Enterprises Ltd. for US$404.0 million and US$4.2 million of costs related to acquisition. As a result of this transaction, VimpelCom and its subsidiary together now own 100% of the shares of Corbina Telecom. The step acquisition was recorded under purchase method of accounting. The Company’s financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned US$68.1 million to intangible assets which will be amortized over a weighted average period of approximately 12 years, recording of a deferred tax liability in the amount of US$17.3 million and adjusted minority interest by US$40.4 million. The total fair value of identifiable net assets acquired amounted to US$95.3 million. The excess of the acquisition cost over the fair value of identifiable net assets of Corbina Telecom amounted to US$312.9 million and assigned to Russia fixed reporting unit.

On July 8, 2008 VimpelCom and its 100% owned direct subsidiary Ararima Enterprises Limited (Cyprus) (“Ararima”) signed a Joint Venture and Shareholders Agreement (the “Agreement”) to establish a mobile telecommunications joint venture in Vietnam under the name of GTEL-Mobile Joint Stock Company (the “GTEL-Mobile”). The other participants in the Joint Venture Company are Global Telecommunications Corporation (“GTEL”), a Vietnamese state-owned enterprise and GTEL TSC, a subsidiary of GTEL. Subject to the conditions contained in the Agreement and in accordance with the Vietnamese investment laws, Ararima received a 40.0% voting and economic interest in the Joint Venture Company in consideration for an equity investment of US$266.6 million that has been paid in full. GTEL and GTEL TSC have equity interests in the Joint Venture Company of 51.0% and 9.0%, respectively. GTEL-Mobile has received all of the regulatory approvals required under the Agreement, including the registration of the GTEL-Mobile, GSM license and related frequencies.

On July 16, 2008, VimpelCom through Ararima acquired an indirect 90.0% voting and economic interest in the Cambodian company Sotelco Ltd. (“Sotelco”), which holds a GSM 900/1800 license and related frequencies for the territory of Cambodia. The transaction was made through the purchase of 90.0% of Sotelco’s parent company, Atlas Trade Limited (BVI) (“Atlas”), for US$28.0 million from Altimo Holdings and Investments Limited (“Altimo”), a related party of VimpelCom. The remaining 10.0% of Atlas are owned by a local partner, a Cambodian entrepreneur. VimpelCom has also acquired a call option to purchase the 10.0% interest of the local partner. The acquisition of Sotelco was accounted for as an asset purchase of the telecom license through a variable interest entity. On acquisition, the Company allocated approximately $41.6 million to license, $8.3 million to deferred tax liability and $5.1 million to noncontrolling interest.

Other Acquisitions

On July 1, 2008 VimpelCom exercised its option to acquire an additional 25.0% less one share of Limnotex Developments Limited (“Limnotex”) for US$561.8 million. Limnotex is the parent company of KaR-Tel, VimpelCom’s operating subsidiary in Kazakhstan. As a result of the exercise, VimpelCom’s overall direct and indirect share stake in Limnotex increased from 50.0% plus one share to 75.0%. The acquisition was recorded as step acquisition under the purchase method of accounting. The Company’s financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned US$147.7 million to intangible assets which will be amortized over a weighted average period of approximately 7 years, recording of a deferred tax liability in the amount of US$42.8 million and adjusted minority interest by US$153.9 million. The fair value of acquired identifiable net assets amounted to US$99.9 million. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$309.4 million. This amount was recorded as goodwill, was assigned to the Kazakhstan reporting unit and is subject to annual impairment tests. To ensure a path to complete ownership over KaR-Tel, VimpelCom has agreed on put and call option arrangements with respect to the remaining 25.0% share in Limnotex which is held by Crowell Investments Limited.

During the year 2008 the Company completed several small acquisitions of fixed line telecommunication operators in different regions of Russia with the total consideration of US$32.2 million. The acquisitions were recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of the acquired companies amounted to US$21.9 million and adjusted minority interest by US$11.7 million. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$10.3 million. This amount was recorded as goodwill, was mainly assigned to the Russia fixed reporting unit and is subject to annual impairment tests.

Future liquidity and capital requirements

Telecommunications service providers require significant amounts of capital to construct networks and attract subscribers. In the foreseeable future, our further expansion will require significant investment activity, including the acquisition of equipment and possibly the acquisition of other companies.

Our capital expenditures for 2008 were approximately US$2,570.8 million for the purchase of property and other long-lived assets and for 2007 were approximately US$1,772.8 million. Our capital expenditures in 2009 will mainly consist of maintenance expenditures, with the exception of rollover of network in Cambodia and necessary investments to meet 3G license capital requirements in Russia. The actual amount of our capital expenditures for 2009 will depend on market development and our performance.

On April 24, 2009, the Board of Directors of the Company has decided unanimously to recommend to the Annual General Shareholders meeting that the Company not pay dividends on its common stock based on 2008 results.

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

Contractual Obligations

As of December 31, 2008, we had the following contractual obligations, including long-term debt arrangements, equipment financing, capital leases, and commitments for future payments under non-cancelable lease arrangements and purchase obligations. We expect to meet our payment requirements under these obligations with cash flows from our operations and other financing arrangements. Subsequent to December 31, 2008, there have been a number of additional changes in certain of our outstanding indebtedness. For more information regarding these changes, see “—Financing activities—2009.”

	Payments due by period (in millions of U.S. dollars)(1)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations(2)
Long-term debt (including loans from UBS(3) (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.) (3)	8,225.4	1,819.8	3,401.8	1,391.9	1,611.9
Equipment financing	216.5	88.7	91.9	30.7	5.2
Capital lease obligations	1.2	0.8	0.4	—	—
Non-cancelable lease obligations	201.1	86.0	28.2	21.5	65.3
Purchase obligations(4)	173.1	83.6	88.5	0.2	0.9
Other long-term liabilities	6.8	4.1	2.7	—	—
Total	8,824.1	2,083.0	3,613.5	1,444.3	1,683.3

(1)	Amounts include interest.
(2)	Debt payments could be accelerated upon violation of debt covenants.
(3)	Includes loans from UBS (Luxembourg) S.A. and VIP Finance Ireland Ltd. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A. and VIP Finance Ireland Ltd., respectively).
(4)	Purchase obligations primarily include our material contractual legal obligations for the future purchase of equipment and services. On August 13, 2008 the Company entered into an agreement with Apple Sales International (“Apple”) to purchase 1.5 million iPhone handsets under the quarterly purchase installments over a two year period beginning with commercial launch in the fourth quarter 2008. The Company made 12% of its quarterly purchase installment of iPhones in 2008 but did not purchase the iPhone handsets in the first quarter of 2009. The amounts do not include our obligation to purchase iPhones under our agreement with Apple as we are unable to estimate the amount of such obligation.

Basis of Presentation of Financial Results

We maintain our records and prepare our statutory financial statements in accordance with Russian accounting principles and tax legislation and in accordance with U.S. GAAP. Our subsidiaries outside of Russia record and prepare their statutory financial statements in accordance with local accounting principles and tax legislation and in accordance with U.S. GAAP. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. They differ from our financial statements issued for statutory purposes. The principal differences relate to:

•	revenue recognition;

•	recognition of interest expense and other operating expenses;

•	valuation and depreciation of property and equipment;

•	foreign currency translation;

•	deferred income taxes;

•	capitalization and amortization of telephone line capacity;

•	valuation allowances for unrecoverable assets;

•	stock based compensations;

•	business combinations; and

•	consolidation and accounting for subsidiaries.

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

Inflation

Russia has experienced periods of high levels of inflation since the early 1990s. In 2006, we introduced a number of Russian ruble denominated tariff plans, which could expose us to additional inflationary risk. Please also see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Sustained periods of high inflation may materially adversely affect our business.” Inflation affects the purchasing power of our mass market subscribers. For the years ended December 31, 2008, 2007 and 2006, Russia’s inflation rates were 13.3%, 11.9% and 9.0%. For the year ended December 31, 2008, inflation rates in Ukraine, Kazakhstan, Uzbekistan and Armenia were 22.3%, 9.5%, 7.8% and 5.5% respectively.

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

We have retained the U.S. dollar as our reporting currency. Therefore, the financial statements, after the change of the functional currency date, were translated into the reporting currency in accordance with SFAS No. 52 using the current rate method. On December 31, 2008, 2007 and 2006, the official Russian ruble-U.S. dollar exchange rate was 29.3804 Russian rubles per U.S. dollar, 24.5462 Russian rubles per U.S. dollar and 26.3311 Russian rubles per U.S. dollar, respectively. During the first quarter of 2009 Russian ruble has devalued more than 15.0% against U.S. dollar due to financial crisis.

We have implemented a number of risk management activities to minimize currency risk and exposure in Russia and certain of the other countries in which we operate. For information regarding these risk management activities, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

Kazakhstan. The national currency of the Republic of Kazakhstan is the Kazakh tenge. Management has determined KaR-Tel’s functional currency to be the Kazakh tenge as it reflects the economic substance of the underlying events and circumstances of the company. The Kazakh tenge is not a convertible currency outside Kazakhstan. The Kazakh tenge has seen a steady appreciation against the U.S. dollar since 2003, but during the first quarter of 2009 the Kazakh tenge has devalued more than 25.0% due to financial crisis. At December 31, 2008 and 2007 the official Kazakh tenge-U.S. dollar exchange rate was 120.77 and 120.55 tenges, respectively, per U.S. dollar.

Ukraine. The national currency of the Ukraine is the Ukrainian hryvnia. Management has determined URS’s functional currency to be the Ukrainian hryvnia as it reflects the economic substance of the underlying events and circumstances of the company. The Ukrainian hryvnia is not a convertible currency outside Ukraine. At December 31, 2008 and December 31, 2007, the official Ukrainian hryvnia-U.S. dollar exchange rate was 7.70 and 5.05 per U.S. dollar, respectively.

Tajikistan. The national currency of the Tajikistan is the Tajik somoni. Management has determined Tacom’s functional currency to be the U.S. dollar as it reflects the economic substance of the underlying events and circumstances of the company. The Tajik somoni is not a convertible currency outside Tajikistan. At December 31, 2008, the official Tajik somoni-U.S. dollar exchange rate was 3.4519 per U.S. dollar. At December 31, 2007, the official Tajik somoni-U.S. dollar exchange rate was 3.4645 per U.S. dollar.

Uzbekistan. The national currency of the Uzbekistan is the Uzbek sum. Management has determined Unitel’s functional currency to be the U.S. dollars as it reflects the economic substance of the underlying events and circumstances of the company. The Uzbek sum is not a convertible currency outside Uzbekistan. At December 31, 2008 the official Uzbek sum-U.S. dollar exchange rate was 1,393.00 per U.S. dollar. At December 31, 2007 the official Uzbek sum-U.S. dollar exchange rate was 1,290.00 per U.S. dollar.

Armenia. The national currency of the Republic of Armenia is the Armenian dram. Management has determined Armentel’s functional currency to be the Armenian dram as it reflects the economic substance of the underlying events and circumstances of the company. The Armenian dram is not a convertible currency outside Armenia. At December 31, 2008 the official Armenian dram-U.S. dollar exchange rate was 306.73 drams per

U.S. dollar. At December 31, 2007 the official Armenian dram-U.S. dollar exchange rate was 304.57 drams per U.S. dollar. During the first quarter of 2009 Armenian dram has devaluated more than 20% against U.S. dollar due to financial crisis.

Georgia. The national currency of the Republic of Georgia is the Georgian lari. Management has determined Mobitel’s functional currency to be the Georgian lari as it reflects the economic substance of the underlying events and circumstances of the company. The Georgian lari is not a convertible currency outside Georgia. At December 31, 2008 the official Georgian lari-U.S. dollar exchange rate was 1.6670 per U.S. dollar. At December 31, 2007 the official Georgian lari-U.S. dollar exchange rate was 1.5916 per U.S. dollar.

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

In an effort to more accurately reflect the underlying operational performance the Company decided to change the reporting currency to the Russian ruble, which is the functional currency of core market operations. The changes become effective starting from the first quarter of 2009.

Revenue Recognition

We earn service revenues for usage of our cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect fees from other mobile and fixed-line operators, roaming charges and charges for value added services. Interconnect revenue include revenues from mobile and fixed-line operators that was earned from the services rendered for traffic termination from other operators. Roaming revenues include revenues from our customers who roam outside their selected home coverage area and revenues from other mobile carriers for roaming by their customers on our network. Value added services include SMS, MMS, caller number identification, voice mail, call waiting, data transmission, mobile Internet, music downloads and other services. The cost of content revenue relating to VAS is presented net of related costs when the Company acts as an agent of the content providers. Generally, these features generate additional revenues through monthly subscription fees or increased mobile usage through utilization of the features. Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. Prepaid cards, used as a method of cash collection, are accounted as customer advances for future services. Prepaid cards do not have expiration dates but are subject to statutory expiration periods, and unused balances are added to service revenue when cards expire. Also we use E-commerce systems, retail offices and agent locations as channels for receiving customer payments. Revenue from Internet services is measured primarily by the time spent by subscribers online using Internet services. Revenue from service contracts is accounted for when the services are provided. Payments from customers for equipment are not recognized as revenue until installation and testing are completed and accepted by the customer. Domestic Long Distance/International Long Distance (“DLD/ILD”) and zonal revenues are recorded gross or net depending on the contractual arrangements with the end-users. We recognize DLD/ILD and zonal revenues from local operators net of payments to these operators for interconnection and agency fees when local operators establish end-user tariffs and assume credit risk. Revenues are stated net of value-added tax and sales tax charged to customers.

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

Long Lived Assets and Impairments

We state our property and equipment at historical cost. We depreciate our telecommunications equipment, including equipment acquired under capital leases, using the straight-line method over its estimated useful life of seven to nine years or the lease term, whichever is shorter. Fixed-line telecommunication equipment is depreciated using the straight-line method over its estimated useful life from three to twelve years. We depreciate capitalized leasehold improvement expenses for base station positions using the straight-line method over the estimated useful life of seven years, or the lease term, whichever is shorter. We depreciate buildings using the straight-line method over estimated useful lives of twenty years. Office and measuring equipment, vehicles and furniture are depreciated using the straightline method over estimated useful lives ranging from five to ten years. The actual economic lives may be different than our estimated useful lives, thereby resulting in different carrying value of our property and equipment. Changes in technology, our intended use of property and equipment or issues related to our ability to operate in an area due to licensing problems may cause the estimated useful lives or the value of these assets to change. We perform periodic internal studies to confirm the appropriateness of the estimated useful economic lives of our property and equipment. These studies could result in a change in the depreciable lives of our property and equipment and, therefore, our depreciation expense in future periods.

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

Goodwill and Intangible Assets

Intangible assets consist primarily of telecommunication licenses, customer relationships, telephone line capacity, goodwill and other intangible assets. VimpelCom capitalizes payments made to third party suppliers to acquire access to and for use of telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight-line basis over ten years. Telecommunication licenses are amortized on a straight-line basis within the estimated useful lives determined based on the management estimation of future economic benefits from these licenses. Customer relationships are amortized using pattern of consumption of economic benefit associated with them. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to ten years.

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

Goodwill impairment is determined using a two-step process. The first step involves a comparison of the estimated fair value of each of the Company’s eight geographic reporting units to its carrying amount, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit using a combination of a discounted cash flow (“DCF”) analysis and a market-based approach. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows, as well as relevant comparable company earnings multiples for the market-based approach. The cash flows employed in the DCF analyses are based on the Company’s most recent budget and, for years beyond the budget, the Company’s estimates, which are based on assumed growth rates. The discount rates used in the DCF analyses are intended to reflect the risks inherent in the future cash flows of the respective reporting units. In addition, the market-based approach utilizes comparable company public trading values, research analyst estimates and, where available, values observed in private market transactions. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its goodwill carrying amount to measure the amount of impairment, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment is recognized in an amount equal to that excess.

Allowance for Doubtful Accounts

The allowance estimation process requires management to make assumptions based on historical results, future expectations, the economic and competitive environment, and other relevant factors. Allowances for doubtful accounts receivable are maintained based on historical payment patterns, aging of accounts receivable and actual collection history. We maintain allowances for doubtful accounts for estimated losses from our subscribers’ inability to make payments that they owe us. In order to estimate the appropriate level of this allowance, we analyze historical bad debts and changes in our customer payment patterns. If the financial condition of our subscribers were to deteriorate and to impair their ability to make payments to us, additional allowances might be required in future periods. Changes to allowances may be required if the financial condition of our customers improves or deteriorates or if we adjust our credit standards for new customers, thereby resulting in collection patterns that differ from historical experience.

Valuation Allowance for Deferred Tax Assets

We record valuation allowances related to tax effects of deductible temporary differences and loss carry forwards when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income, reversals of the various taxable temporary differences and the consideration of any available tax planning strategies. Each of these approaches to estimating future taxable income includes substantial judgment and assumptions related to, among other things, our expected levels of future taxable profits, the timing pattern of reversing future taxable differences and our abilities to actually implement a tax planning strategy. As of December 31, 2008, our deferred tax asset amounted to US$98.8 million net of allowance of US$74.7 million.

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

On December 24, 2008 we modified our stock-based compensation program to satisfy equity classification requirements. The modification was applied to all the options outstanding as of modification date. In determination of fair value we considered historical data on estimated life of the options, forfeiture rates and volatility since from employee’s standpoint no changes to the amount of award were proposed. The historical stock based compensation provision accrued at the modification date in the amount of US$12.0 million was reclassified from liability to equity and no gain or loss was recognized as of the modification date.

Recent Accounting Pronouncements

In September 2006, the FASB issued FASB statement No. 157, or SFAS No. 157, Fair Value Measurements. The standard provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS 157 for financial assets and liabilities on January 1, 2008 and the adoption of SFAS No. 157 did not have a material impact on our results of operations or financial position.

In February 2007, the FASB issued FASB statement No. 159, or SFAS No. 159, The Fair Value Option for Financial Assets or Financial Liabilities. The standard permits entities to choose to measure many financial instruments and certain other items at fair value. The statement is expected to expand the use of fair value measurement. SFAS No. 159 shall be effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007 but earlier adoption is allowed under certain conditions. The adoption of SFAS No. 159 did not have a material impact on our results of operations or financial position.

In December 4, 2007, the FASB issued SFAS No. 141(R), or SFAS No. 141(R), “Business Combinations”, and SFAS No. 160, or SFAS No. 160, “Accounting and Reporting of Noncontrolling interest in Consolidated Financial Statements, an amendment of ARB No. 51”. These new standards will significantly change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. We will be required to adopt SFAS No. 141(R) and 160 on January 1, 2009, and early adoption and retroactive application are prohibited. Under SFAS 141(R) acquisition related costs should not be capitalized any longer but expensed as incurred. As of the December 31, 2008 we have written off such expenses related to potential acquisitions in the amount of US$17.7 million.

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

In March 2008 the FASB issues an amendment to SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”) SFAS No. 161 Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”). This standard amends and expands the disclosure requirements of SFAS No. 131 and requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. We haves not yet determined the effect the adoption of SFAS No. 161 will have on its consolidated financial statements.

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

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

As of April 30, 2009, the members of our board of directors, management committee, audit commission and other senior management were as follows:

Name(1)	Age	Title
Alexey M. Reznikovich(2)	40	Chairman of Board of Directors
Mikhail M. Fridman(2)	44	Director
Kjell-Morten Johnsen(3)	41	Director
Dr. Hans-Peter Kohlhammer(3)	62	Director
Jo O. Lunder(3)	47	Director
Oleg A. Malis(2)	34	Director
Leonid R. Novoselsky(2)	39	Director
Ole Bjorn Sjulstad(3)	46	Director
Jan Edvard Thygesen(3)	57	Director
Alexander Y. Torbakhov(4)	37	General Director
Boris Nemsic(4)	52	Chief Executive Officer
Elena A. Shmatova(4)	50	Executive Vice President, Chief Financial Officer
Dmitry A. Pleskonos(4)	44	Executive Vice President, Business Development in the CIS
Vladimir V. Riabokon(4)	38	Executive Vice President, International Business Development
Jeffrey D. McGhie(4)	39	Vice President, General Counsel
Mattias B. Hertzman(4)	39	Executive Vice President, Chief Strategy Officer
Kent McNeley(4)	52	Vice President, Chief Marketing and Sales Officer
Alexander Gersh(3)	45	Audit Commission Member
Halvor Bru(3)	52	Audit Commission Member
Nigel J. Robinson(2)	41	Audit Commission Member

*	Alexander V. Izosimov was CEO and General Director of our company until April 2, 2009. He is appointed to a non-executive position of President for the period from April 2, 2009, until December 31, 2009.
(1)	The registered business address of each of the individuals is Open Joint Stock Company “Vimpel-Communications,” 10 Ulitsa 8 Marta, Building 14, Moscow, Russian Federation 127083.
(2)	Alfa Group nominee.
(3)	Telenor nominee.
(4)	Member of the management committee.

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

Mikhail M. Fridman has been a director of our company since July 2001. Mr. Fridman currently serves as Chairman of the supervisory board of Alfa Group Consortium, and Chairman of the board of directors of OJSC TNK—BP. Mr. Fridman also serves as a member of the board of directors of Alfa Bank. He serves as a member of supervisory board of directors of Pyaterochka Holding N.V., now reorganized into X5 RETAIL GROUP N.V. He is a member of the Public Chamber of the Russian Federation. Since 1989, Mr. Fridman has taken an active role in managing the Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Alfa Eco Telecom (Altimo) and CJSC Trade House “Perekriostok. In 1988, Mr. Fridman co-founded the Alfa-Foto cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal metallurgical works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys.

Kjell-Morten Johnsen has been a director of our company since June 2007. Mr. Johnsen is the CEO of Telenor Serbia, as of March 2009. Before his appointment in Serbia, Mr. Johnsen served as Senior Vice president of Telenor Central & Eastern Europe and Head of Telenor Russia from February 2006. From 2001 to 2006, Mr. Johnsen worked as Vice president of Telenor Networks with responsibility for Telenor ASA’s fixed line activities in Russia and the CIS. From 1996 to 2000, Mr. Johnsen worked with Norsk Hydro, where he held executive positions both as country manager in Ukraine and as a manager at the regional headquarters for the CIS, Africa and Latin America, based in Paris. Mr. Johnsen served as a member of Golden Telecom, Inc.’s board of directors from December 2003 to February 2008. Mr. Johnsen holds a master’s degree in business administration in strategic management from the Norwegian School of Economics and Business Administration.

Hans-Peter Kohlhammer has been a director of our company since June 2008. Dr. Kohlhammer has been the Chief Executive Officer of Kohlhammer Consulting since August 2006, and has also served as the Chief Executive Officer of Broadnet AG, Hamburg from December 2006 to October 2007. From 2003 to 2006 he was the Chief Executive Officer and Director General of the telecom company SITA SC, Geneva. From 2001 until 2003 he was the President and Chief Executive Officer of Grundig AG. In 2000 and 2001 he was a self-employed consultant, and from 1998 to 2000 he had various management positions in Esprit Telecom plc. Mr Kohlhammer has a doctorate degree in Mathematics from Bonn University (PhD).

Jo O. Lunder has been a director of our company since May 2002. Since September 2007, Jo Lunder has served as the President of Ferd Industrial Holding. Mr. Lunder serves as Chairman of the board Elopak AS, Swix Sport AS, Tomra ASA, Aibel AS and Aibel Group Ltd., and as member of the board of Pronova BioPharma ASA. From February 2005 until September 2007, Mr. Lunder served as Chief Executive Officer of Ementor ASA, a company listed on the Oslo Stock Exchange. Mr. Lunder served as chairman of the board of directors of our company from October 2003 until June 2005. From April 2001 until October 2003, Mr. Lunder served as Chief Executive Officer of our company, and from May 2001 until October 2003 as our General Director. From September 2000 until April 2001, Mr. Lunder served as our company’s President and Chief Operating Officer. From May 2000 until September 2000, Mr. Lunder served as First Deputy Chief Executive Officer and Chief Operating Officer of our company. From September 1999 until April 2000, Mr. Lunder served as our Chief Operating Officer. From 1993 to August 1999, Mr. Lunder served in various capacities for Telenor and its affiliates, including Deputy CEO of Telenor Mobile Communications AS and as Managing Director of Telenor Privat AS. Mr. Lunder earned a bachelor’s degree from Oslo Business School and an MBA from Henley Management College in the U.K. He has also completed a Management Training program at IMD in Lausanne, Switzerland.

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

Leonid R. Novoselsky has been a director of our company since June 2006. He is a co-founder and the General Director of the Gradient Group. Since 2005 Mr. Novoselsky is a General Director of LLC “Arbat Prestige Gradient” and a constitutor of LLC “Trade house “Symposim” since 2007. From September 2008 he is a member of the board of directors of OJSC “Protec”, one of the largest pharmaceutical distributors. In 1993, Mr. Novoselsky graduated from the Moscow Institute of Steel and Alloys and in 1999, received an MBA from the University of Pennsylvania Wharton Business School.

Ole Bjorn Sjulstad has been a director of our company since June 2008. Mr. Sjulstad joined Telenor in 2000 as a Vice President. Mr. Sjulstad then served as Managing Director of Telenor Asia Pte Ltd in Singapore from 2002 until 2004 when he relocated to Norway. He continued focusing on emerging markets in Asia as Senior Vice President and Director of Corporate Development, Asia region. In May 2007, he joined Telenor’s Central & Eastern European regional unit. In March 2009 Mr. Sjulstad was appointed as Head of Telenor Russia. Mr. Sjulstad has served on the board of directors of Grameenphone Limited, Bangladesh from 2002 until 2009. In the past Mr. Sjulstad has also served on the boards of directors of Telenor’s telecommunication companies in Thailand and Malaysia. Mr. Sjulstad holds degrees in Mechanical Engineering and Business Administration from Norway, and has completed the Program for Executive Development at IMD, Switzerland.

Jan Edvard Thygesen has been a director of our company since June 2008. Mr. Thygesen has served as Executive Vice President of Telenor ASA since 1999. Since January 2006, he has served as Head of Telenor’s Central & Eastern European operations. Since joining Telenor in 1979, Mr. Thygesen has held various positions, including Chief Executive Officer of Sonofon, Executive Vice President and General Manager of Telenor Nordic Mobile, Executive Vice President of Telenor Mobil, President of Telenor Invest AS, Executive Vice President of Telenor Bedrift AS and President of Telenor Nett AS. He has also served as President of Esat Digifone, Ireland. He is presently serving as Chairman of the boards of directors of various Telenor affiliates, including Pannon GSM in Hungary, Promonte in Montenegro and Telenor Serbia. Mr. Thygesen is also representing Telenor Mobile Communications AS, which is elected as a member and Chairman of the board in Kyivstar G.S.M. of Ukraine. Mr. Thygesen holds a bachelor’s of science in Electronics and Telecommunications from the Norwegian Institute of Technology.

Senior Management

Alexander Y. Torbakhov was appointed as VimpelCom’s General Director on April 2, 2009. Since the spring 2005 Alexander has served as the General Director of Life Insurance at Rosgosstrakh, Russia’s largest insurance company. In 2001 Mr. Torbakhov became the Chief Financial Officer of IBG NIKoil, and in 2004 – First Vice President, Head of Retail Banking. Since March 1997 Mr. Torbakhov has served in Rinaco Plus Investment Company in the position of Deputy Chief Financial Officer and later on he was in charge of the Operational Support Department of NIKoil Investment Bank. From 1995 to 1997 he worked at Deloitte & Touche’s Moscow office. Mr. Torbakhov graduated from the Moscow Aviation Institute, Moscow State University of Foreign Affairs (International Economics Department) and holds an Executive MBA degree from Chicago Graduate School of Business.

Boris Nemsic was appointed as Chief Executive Officer of our Company on April 3, 2009. From May 2006 until March 2009 he held the CEO position at the Telekom Austria Group. From 1997 Mr. Nemsic held various senior managerial positions in Mobikom Austria and from May 2000 until May 2006 he served as Chief Executive Director of Mobilkom Austria. From 1990 until his employment with Mobilkom Austria he headed the departments for mobile communications and development at Ascom and Bosch Telecom in Vienna, Solothurn (Switzerland) and Berlin. Boris Nemsic graduated from Sarajevo Technical University in 1980 (major in engineering) and received PhD at Vienna University of Technology in 1990.

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

Vladimir V. Riabokon has served as Executive Vice President, International Business Development since December 1, 2008. From June 2007 to December 1, 2008, he served as Vice President, Regional Director for the Moscow Region and from January 2005 to June, 2007 as Vice President, Corporate Development. Mr. Riabokon had primary responsibility for mergers and acquisitions and post-merger integration and new ventures development. Prior to joining our company, Mr. Riabokon was an investment banker at J.P. Morgan Chase Bank in New York and London where he advised top management of large international media and telecommunications companies on mergers and acquisitions and capital raising strategies. Mr. Riabokon graduated with Honors from Moscow Institute of International Relations MGIMO and holds an MBA degree from Georgetown University.

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

Kent McNeley has served as Vice President, Chief Marketing Officer of our company since August, 2005. Prior to joining our company, Mr. McNeley held senior positions at Eastman Kodak, including Vice President and Chief Marketing Officer for Consumer Imaging and General Manager, Worldwide Output Business. Before joining Eastman Kodak, Mr. McNeley held senior marketing and general management positions for Citibank in Puerto Rico and Singapore. Mr. McNeley began his career with Procter & Gamble, where he held various positions in manufacturing, marketing, and sales. During his time with Procter & Gamble, he led the marketing launch of their business in Russia. Mr. McNeley graduated from Iowa State University in 1979 with a bachelors of science degree in Engineering. Mr. McNeley currently serves on the Board of Directors of Loyalty Partners Vostok, a position he has held since January 2006.

Audit Commission Members

Alexander Gersh has been a member of our audit commission since June 2003 and the Chairman of our Audit Commission since 2004. Mr. Gersh is a member of the board of directors of Black Earth Ltd. Since January 2005, Mr. Gersh has served as Chief Financial Officer of NDS Group plc, a provider of technology solutions for digital pay-TV. From 2003 until December 2004, he served as Chief Financial Officer of FLAG Telecom, NextiraOne LLC and Transora. From 1998 through 2001, Mr. Gersh was Chief Financial Officer of BT Cellnet, a subsidiary of British Telecommunications Plc, which is one of the largest cellular service providers in Europe and Chief Financial Officer of BT Europe for British Telecommunications Plc. From 1994 through 1997, Mr. Gersh served as Finance Director for Europe, the Middle East and Africa and Chief Financial Officer of St. Petersburg Telecom, a subsidiary of Motorola, Inc. Mr. Gersh is a member of the Institute of Certified Public Accountants. Mr. Gersh graduated with a B.A. from Baruch College (City University of New York).

Halvor Bru has been a member of our audit commission since June 2005. He has held various positions at Telenor since 1994 and has served since 2007 as Chief Operating Officer of Telenor Key Partner AS, Telenor’s shared service centre for accounting and HR services (a subsidiary of Telenor ASA). From 2004 to 2007, Mr. Bru worked with Telenor ASA as project director for Telenor’s Sarbanes Oxley (SOX) implementation. From 2003 to 2004, he served as a director in the marketing division of Telenor Mobil AS. From 1994 to 2003, Mr. Bru acted as Chief Financial Officer of Telenor Mobil AS. From 1999 until 2004, Mr. Bru was chairman of the board of directors of Telenor’s operations in Montenegro (Pro Monte). Before joining Telenor, he worked for ten years at Aker Group and four years with the Lillehammer Olympic Organizing Committee. Mr. Bru also served as Chief Financial Officer of Connect Austria for one year. He holds a master’s degree in economics from the Norwegian School of Economics and Business Administration and has also received supplementary training at the University of Cambridge and University of Marseille.

Nigel J. Robinson has been a member of our audit commission since July 2001. Mr. Robinson currently serves as the Director of Corporate Development, Finance and Control of Alfa Group, a position that he has held since January 2000. Mr. Robinson is responsible for overseeing the financial control and corporate governance structures of Alfa Group’s holding company and its subsidiary structures. Mr. Robinson serves on the supervisory boards of the Consortium Alfa Group and the Advisory committees of A1 Group, Altimo, Rosvodocanal Group and venture fund “Russian Technologies”. Prior to joining Alfa Group, Mr. Robinson spent six years with Price Waterhouse (now PricewaterhouseCoopers) in the firm’s audit and business advisory group, four of which were in the firm’s Moscow office and two years as a senior manager responsible in the firm’s St. Petersburg office. Mr. Robinson trained and qualified as a Chartered Accountant with Touche Ross, London, U.K., and is a member of the Institute of Chartered Accountants in England and Wales. Mr. Robinson received a diploma in accounting from Norwich City College of Further and Higher Education in the United Kingdom.

B. Compensation

We paid our directors, senior managers and audit commission members an aggregate of approximately US$20.8 million for services provided during 2008, excluding approximately US$8.5 million in stock based-compensation award payments. On June 23, 2006, our shareholders approved a new compensation arrangement for our directors to account for their increased responsibilities due to corporate governance legislative reforms in the United States. Specifically, each unaffiliated director currently receives an annual retainer of US$100,000. Each affiliated director receives an annual retainer of US$40,000 per year. The chairman of the board of directors receives an annual retainer of US$250,000. In addition, each director who serves as head of any of the official committees of our board of directors receives additional annual compensation of US$25,000 per committee headed. All of our directors are reimbursed for expenses incurred in connection with service as a member of our board of directors.

On June 9, 2008, our shareholders approved changes in compensation for our directors. Directors who are not employees may participate in a phantom stock plan, pursuant to which they each receive up to a maximum of 20,000 phantom ADSs per year, with an additional 10,000 phantom ADSs granted to the chairman of the board of directors and 10,000 phantom ADSs granted to each director for serving as head of any official committee of the board of directors, provided that the amount paid to a director upon redemption may not exceed US$3.00 per ADS per year for each one-year term served by the director. The number of phantom ADSs to be granted to each director is set by the board of directors. The phantom ADSs, which do not involve actual ADSs or shares of common stock, may be redeemed for cash on the date the director ceases to be a director; provided, however, that directors who are re-elected to the board of directors may redeem such phantom ADSs related to their previous period of services at any time from the date of his or her re-election to the date he or she is no longer a director. A director, upon redemption of a phantom ADS, will receive, for each phantom ADS, cash in an amount equal to:

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

As of December 31, 2008, an aggregate of 1,360,000 phantom ADSs had been granted to our directors under our phantom stock plans, of which 1,140,000 are currently redeemable or are redeemable within 60 days of March 31, 2009.

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

Our senior managers are also eligible to receive phantom ADSs in an amount approved by our compensation committee. Our board of directors determines the aggregate amount of phantom ADSs that may be granted to our senior managers in each calendar year. In 2004, 2006, 2007 and 2008, the board of directors authorized the grant of 2,250,000, 1,300,000, 2,575,000 and 800,000 phantom ADSs, respectively, to our senior managers. No additional phantom ADSs were authorized to be granted in 2005. The phantom ADSs granted to senior managers in 2004 were entirely exercised in 2007 for an aggregate payment by the company of US$0.8 million. The phantom ADSs granted in 2006 were exercised in 2007 for an aggregate payment by the company of US$35.5 million. As of December 31, 2008, an aggregate of 2,575,000 phantom ADSs were outstanding, of which 1,971,050 are currently redeemable or are redeemable within 60 days of March 31, 2009. The 2,575,000 phantom ADSs granted in 2007 generally have a term of two years and each phantom ADS may be redeemed for cash in the amount equal to the difference between US$44.98 and the closing price of one of our ADSs quoted on the NYSE on the date preceding the date of redemption.

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

To our knowledge, as of March 31, 2009, other than Mikhail Fridman, none of our directors or senior managers beneficially owned more than 1.0% of any class of our capital stock. To our knowledge, Mr. Fridman has an indirect economic benefit in our shares held for the account of Eco Telecom Limited and, thus, may be considered under the definition of “beneficial owner” for purposes of SEC Form 20-F only as a beneficial owner of the shares held for account of Eco Telecom Limited. See the section of this Annual Report on Form 20-F entitled “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders.”

C. Board Practices

The supreme governing body of our company is the General Meeting of Shareholders which is empowered to decide on the issues expressly set forth in the Russian Federal Law on Joint Stock Companies and our charter, including election of the board of directors.

Our board of directors currently consists of nine persons, four of whom were nominated by Alfa Group, five of whom were nominated by Telenor. The members of our current board of directors were elected at the June 9, 2008 annual general meeting of shareholders and will serve until the next annual general meeting of shareholders unless the board in its entirety is terminated prior to the expiration of its term upon a decision of our shareholders.

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

We are required under Russian law and our charter to maintain an audit commission. Our audit commission assists our company with oversight responsibility and reviews our financial reports, our systems of internal controls and our auditing, accounting and financial reporting processes. Under Russian law and our charter, a member of our audit commission may not simultaneously serve as a member of our board of directors or hold a management position in our company. Our audit commission currently comprises three members, one of whom was nominated by Alfa Group and two of whom were nominated by Telenor. The current members of our audit commission were elected at the June 9, 2008 annual general meeting of our shareholders and are expected to serve until our next annual general meeting of shareholders unless the audit commission in its entirety is terminated prior to the expiration of its term upon a decision of our shareholders.

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

D. Employees

As of December 31, 2008, VimpelCom had approximately 38,403 employees in Russia, the CIS and International. Of VimpelCom’s 28,146 employees in Russia (including CIS and International headquarters, which is located in Moscow), we estimate that 83 are in executive and senior managerial positions, 9,902 are in engineering, construction and information technology, 5,651 are in sales, marketing and other commercial operations, 3,052 are in finance, administration and legal, 6,565 are in customer service, 444 are in site acquisitions, regional projects and security, 1,429 are in procurement and logistics and 1,020 in other support functions.

As of December 31, 2008, VimpelCom had approximately 2,042 employees in Kazakhstan. Of these employees, we estimate that two are in executive and managerial position, 703 are in engineering, construction and information technology, 596 are in sales, marketing and other commercial operations, 253 are in finance, administration and legal, 399 are in customer service, 18 are in site acquisitions, regional projects and security, 47 are in procurement and 24 are in other support functions.

In addition, as of December 31, 2008, we had a total of approximately 8,215 employees in Uzbekistan, Ukraine, Armenia, Tajikistan, Georgia and International.

The following chart sets forth the number of our employees at December 31, 2008, 2007 and 2006:

	At December 31,
	2008	2007	2006
Russia	28,146	14,587	13,675
Kazakhstan	2,042	1,544	1,114
Uzbekistan	1,425	875	532
Armenia	3,519	4,484	4,764
Ukraine	2,667	1,288	1,029
Tajikistan	346	239	133
Georgia	234	167	56
International	24	—	—
Total	38,403	23,184	21,303

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

We amended and restated our stock option plan in December 2003 and have since adopted four amendments to the plan. On April 22, 2005, our board of directors approved Amendment No. 1 to the plan in order to, among other things, increase the maximum aggregate number of shares authorized under the plan from 250,000 to 450,000 and to extend the term of the plan until December 31, 2015. On April 7, 2006, our board of directors approved Amendment No. 2 to the plan in order to increase the maximum aggregate number of shares authorized under the plan from 450,000 to 650,000 and to clarify that any shares retransferred to VC ESOP under the cashless exercise procedure pursuant to the plan would again become available for future grant under the plan. On May 24, 2006, our board of directors approved Amendment No. 3 to the plan in order to clarify the extent to which shares underlying options exercised pursuant to the cashless exercise procedure may again become available for future grant under the plan. On December 14, 2006, our board approved Amendment No. 4 to the plan in order to increase the maximum aggregate number of shares authorized under the plan from 650,000 to 1,050,000. As of December 31, 2008, options to acquire approximately 572,297 shares of our common stock were outstanding, of which options in respect of approximately 264,516 shares of our common stock are currently exercisable or are exercisable within 60 days of the date of March 31, 2009.

The exercise prices of the approximately 572,297 shares underlying options outstanding as of December 31, 2008 ranged from US$136.89 per share (US$6.85 per ADS) to US$658.00 per share (US$32.90 per ADS). The options granted generally vest at varying rates over a two-year period and vesting periods for certain employees will be accelerated if certain events specified in the stock option plan occur. The approximately 572,297 shares underlying currently exercisable options outstanding as of December 31, 2008 are exercisable until dates ranging from the present date to June 2012.

If a plan participant ceases to be an employee of our company or any of our affiliates (other than due to death or disability or for cause) or ceases to otherwise be eligible to participate in the plan, the individual will generally have the right to exercise vested options until the earlier of 45 days after the date of termination of employment and date of expiration of his option agreement. For several participants of the plan who ceased to be employees of our company in November and December 2008 the stock option committee approved extension of the period when options can be exercised until December 31, 2009. In case of death or permanent disability of a plan participant, his or her beneficiaries will automatically acquire the right to exercise those options that have vested prior to the plan participant’s death or permanent disability for the earlier of (i) 190 days and 90 days in the event of death and permanent disability, respectively, and (ii) December 31, 2015. If a plan participant ceases to be an employee of our company or any of our affiliates for cause, then the right to exercise options will terminate immediately unless waived by the stock option committee discussed above.

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

In connection with Amendment No. 4 to our stock option plan, our board of directors approved the establishment of a third repurchase program, or the 2007-2008 Repurchase Program, under which our board of directors authorized VC ESOP to repurchase up to 8,000,000 ADSs, which is equivalent to 400,000 shares of our common stock, through December 31, 2008. We established a systematic purchasing plan under Rule 10b5-1 under the Exchange Act under which VC ESOP repurchased in the open market and in privately negotiated transactions 4,000,000 ADSs, which is equivalent to 200,000 shares of our common stock. The ADSs were repurchased between May 1, 2007 and May 8, 2007 at an average price of US$20.26 per ADS, for a total aggregate consideration of US$81.0 million. Pursuant to the 2007-2008 Repurchase Program, we also established a similar repurchase plan in 2008 and repurchased an additional 4,000,000 ADSs, which is equivalent to up to 200,000 shares of our common stock, between June 24, 2008 and July 3, 2008 at an average price of US$28.62 per ADS for a total aggregate consideration of US$114.5 million.

The 2005 Repurchase Program, 2006 Repurchase Program and 2007-2008 Repurchase Program were established in order to allow for additional stock option grants under our stock option plan.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth, as of April 15, 2009, information regarding those shareholders of our company that we have ascertained from recent public filings beneficially own 5.0% or more of either class of our capital stock. As of April 30, 2009, we had 51,281,022 issued and outstanding shares of common stock and 6,426,600 issued and outstanding shares of preferred stock. Neither of our major shareholders has different voting rights.

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

On November 5, 2008, Alfa Group disclosed that Eco Telecom entered into a US$2,000.0 million loan agreement on October 29, 2008 with the state corporation “Bank for Development and Foreign Economic Affairs (Vnesheconombank),” referred to herein as the VEB Loan, and the proceeds were used to repay outstanding bonds issued by Eco Telecom. To secure its obligations, Eco Telecom pledged to VEB 6,426,600 shares of the our type-A voting preferred stock that it owns and an aggregate of 18,964,799 shares of the our common stock that it owns. According to its disclosure, Eco Telecom will have certain rights to dispose of the pledged shares and will be entitled to exercise all voting and other rights attaching to the pledged shares unless VEB is entitled, following non-performance or undue performance under the loan agreement governing the VEB Loan, to execute the pledge. Additionally, Altimo Holdings and Investments is guaranteeing the payment obligations of Eco Telecom under the loan agreement governing the VEB Loan.

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

Based on the holdings of our common stock at December 31, 2008, we estimate that approximately 32.0% of our common stock was held in the United States by The Bank of New York, as depositary on behalf of approximately 290 holders of our ADSs.

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

Under the general services agreement, Telenor renders to us or our affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by Telenor and our company. We pay Telenor an annual fee of US$0.5 million for the services. In addition, in the event that Telenor’s personnel participate in any long-term engagements (defined as engagements lasting longer than five days) we must pay to Telenor an additional service fee equal to the U.S. dollar equivalent of 8,000 Norwegian krones per person for each day of work performed on the engagement. In 2008, we paid Telenor approximately US$0.6 million under this agreement. This agreement expires on December 1, 2009.

Agreements with Alfa Group

Service Obligation Agreement

In July 2006, we entered into a service obligation agreement with a subsidiary of Alfa Group that requires Alfa Group to provide us with services related to telecommunications operations, including management advisory services, technical assistance and maintenance of network systems and equipment, industry information research and consulting, training of personnel, support of implementation of certain projects, assignment of qualified personnel and other services. The annual fee for the services is the equivalent of US$0.5 million (paid in Russian rubles). The agreement specifies the rights and obligations of the parties to any intellectual property developed in connection with the agreement. In addition, in the event that Alfa Group’s personnel participate in any long-term engagements (defined as engagements lasting longer than five days) we must pay to Alfa Group an additional service fee equal to the U.S. dollar equivalent of 27,000 Russian rubles per person for each day of work performed on the engagement. In 2008, we paid Alfa Group approximately US$1.3 million under this agreement. This agreement expires on December 1, 2009.

Alfa Bank

We maintain some of our bank accounts at Alfa Bank, which is part of the Alfa Group. From time to time, we also place time deposits with Alfa Bank. Under the terms of our board of directors’ approval, there is a US$200.0 million limit on the amount of our deposits that may be held at Alfa Bank. As of December 31, 2008, we had balances in deposit accounts at Alfa Bank of approximately US$130.5 million.

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

Agreements with Firma Kurier

We purchased bill delivery services from our affiliate Firma Kurier in the amount of US$3.2 million in 2008.

Agreements with CSI Loyalty Partners Limited

We provided our affiliate CSI Loyalty Partners Limited call-center services, telecommunications services and maintenance and support services in the amount of approximately US$0.7 million in 2008. Additionally, CSI Loyalty Partners provides subscriber loyalty programs to our company and we paid commission for these services in the amount of approximately US$6.1 million in 2008.

Agreements with ZAO Rascom

We provided our affiliate ZAO Rascom fixed telecommunication services and maintenance and support services in the amount of approximately US$1.3 million in 2008.

Agreements with Euroset

VimpelCom has contracts with Euroset, which become an affiliate in October 2008, for services for acquisition of new subscribers and receipt of subscriber’s payments. In total we paid to Euroset dealer comission in the amounts of approximately US$26.6 million in 2008, after acquisition date.

Loans to Employees

In the past, we have provided loans to some of our employees, including certain of our senior managers, in order for them to make house or apartment purchases. As of December 31, 2008, we had approximately US$5,686.0 of employee loans outstanding.

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

Our company did not pay dividends on our shares of common stock before 2007. At its board meeting in March 2007, our board of directors approved a dividend policy. The goal of the dividend policy is to optimize return to our company’s investors both in terms of company value increase (capital gain) and cash return. The policy sets forth certain constraints and guidelines, including certain financial ratios and a requirement that the company have positive free cash flow for the prior financial year, that our board of directors will consider when assessing whether to propose a dividend payment on our shares of common stock and the amount of any such proposed dividend. Subject to the constraints and guidelines contained in the dividend policy as well as those under Russian law, the dividend policy contemplates that our board of directors will recommend the payment of cash dividends annually and the amount of the annual dividend will generally be equal to at least 25.0% of our consolidated net income, as determined under U.S. GAAP. Russian law requires the annual general meeting of shareholders to approve dividends.

Our company paid a dividend of 270.01 Russian rubles per share of our common stock (or approximately US$0.57 per ADS based on the exchange rate as of June 9, 2008, the date of the 2008 annual general meeting of shareholders) in 2008. Our company paid a dividend of 166.88 Russian rubles per share of our common stock (or approximately US$1.62 per ADS based on the exchange rate as of June 29, 2007, the date of the 2007 annual general meeting of shareholders) in 2007. However, in April 2009, our board of directors recommended to the annual general meeting shareholders not to pay dividends on our common stock based on the results for 2008. We cannot assure you we will continue to pay dividends on our common stock and ADSs in the future and any decision by our company not to pay dividends or to reduce dividend payments in the future could adversely affect the value of our common stock or ADSs. For more information regarding the relevant restrictions under Russian law as well as certain risks involved in connection with the recommendation and payment of dividends, please see “Item 10—Additional Information—B. Memorandum and Articles of Association—Dividends and Dividend Rights,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Common Stock and ADSs—We may not pay dividends on our common stock and ADSs, which may make us less attractive to investors” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Common Stock and ADSs—Holders of our ADSs may be unable to repatriate distributions on the ADSs and distributions are subject to fluctuations in the exchange rate between the Russian ruble and the U.S. dollar.”

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

	NYSE Price Range of our ADSs				Russian Trading System Price Range of our Common Stock
Year Ended December	High		Low		High		Low
2004	US$	8.45	US$	4.70	US$	160.00	US$	100.00
2005	US$	9.37	US$	6.52	US$	189.00	US$	132.00
2006	US$	16.41	US$	7.72	US$	327.00	US$	153.00
2007	US$	44.98	US$	14.79	US$	866.33	US$	310.88
2008	US$	44.39	US$	6.39	US$	835.39	US$	136.85

2007:
First quarter	US$	19.52	US$	14.79	US$	399.61	US$	300.19
Second quarter	US$	21.68	US$	18.94	US$	463.66	US$	322.21
Third quarter	US$	27.64	US$	19.05	US$	551.06	US$	390.07
Fourth quarter	US$	44.98	US$	26.23	US$	896.05	US$	526.28

2008:
First quarter	US$	44.39	US$	28.51	US$	835.39	US$	578.29
Second quarter	US$	36.49	US$	28.88	US$	719.96	US$	548.97
Third quarter	US$	29.20	US$	16.84	US$	537.91	US$	392.08
Fourth quarter	US$	21.30	US$	6.39	US$	408.72	US$	136.85

2009:
First quarter	US$	9.49	US$	4.81	US$	148.12	US$	102.13

	NYSE Price Range of our ADSs				Russian Trading System Price Range of our Common Stock
	High		Low		High		Low
2008:
Month Ended
November	US$	19.16	US$	6.75	US$	318.47	US$	162.90
December	US$	9.77	US$	6.89	US$	185.11	US$	136.85

2009:
Month Ended
January	US$	9.49	US$	5.86	US$	148.12	US$	130.67
February	US$	7.15	US$	4.95	US$	134.56	US$	110.58
March	US$	7.47	US$	4.81	US$	136.39	US$	102.13
April	US$	10.86	US$	6.43	US$	195.49	US$	133.28

On April 30, 2009, the closing price per ADS on the NYSE was US$9.42.

B.	Plan of Distribution

Not required.

C.	Markets

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

We describe below the material provisions of our charter, certain provisions of Russian law relating to our organization and operation, and some of the terms of our capital stock based on provisions of our current charter, applicable Russian law and certain agreements relating to our capital stock. Although we believe that we have summarized the material terms of our charter, Russian legal requirements, and our capital stock, this summary is not complete and is qualified in its entirety by reference to our charter, applicable Russian law and the agreements relating to our capital stock. The amended and restated version of our charter was approved at the 2007 annual general meeting of shareholders held on June 29, 2007. At the 2008 annual general meeting of shareholders held on June 9, 2008, our shareholders approved certain amendments to our charter that reflect the status of our company as a legal successor to certain of our subsidiaries merging into our company. The Russian Federal Law on Joint Stock Companies and our charter require the affirmative vote of at least 75.0% of the voting shares present at a shareholders meeting to approve amendments to our charter.

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

Preferred Stock

Except for shares that are authorized but not issued, each fully paid share of preferred stock entitles its holder to:

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

•	receive an annual fixed dividend of 0.001 Russian ruble per share of preferred stock to the extent not specifically restricted by law;

•	in the event of our liquidation, receive a fixed liquidation value of 0.005 Russian rubles per share of preferred stock; and

•	exercise any other rights of a shareholder set forth in our charter and Russian law.

Additionally, each fully paid share of preferred stock is convertible into one share of common stock at any time after June 30, 2016 at the election of the holder of the preferred stock. Upon conversion, the holder must pay us a conversion premium equal to 100.0% of the market value of one share of common stock at the time of conversion. Changes to the rights of the holders of our preferred stock may only be made by amending our charter, according to the procedure described below under “—Shareholder Meetings.” Such changes may also require issuance of new preferred shares replacing the previously issued shares. As of the date of this Annual Report on Form 20-F, all of the issued and outstanding shares of our preferred stock are beneficially owned by Alfa Group. See “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

•

issuance of shares of our common stock or preferred stock or securities convertible into shares of our common stock by way of a closed subscription or by way of an open subscription of shares comprising more than 25.0% of all outstanding common shares.

The quorum requirement for our shareholder meetings is met if more than 50.0% of the voting shares are participating. In the absence of a quorum for holding an annual shareholders’ general meeting, a rescheduled annual shareholders meeting with the same agenda must be held. In the absence of quorum for holding an extraordinary shareholders general meeting, a rescheduled extraordinary shareholders’ general meeting with the same agenda may be held. A rescheduled general shareholders’ meeting must be called and held within 30 days after the failed general shareholders’ meeting, unless a later date is required under applicable law. A rescheduled general shareholders’ meeting will be considered to have a quorum if shareholders (or their representatives) owning in the aggregate at least 30.0% of our issued and outstanding voting shares participate in the rescheduled general shareholders’ meeting.

Shares of our common stock held by any of our subsidiaries are not considered to be treasury stock under Russian law. We have implemented the following procedures to ensure that shares of our common stock held by our subsidiaries will not dilute the voting rights of existing shareholders and to help us ensure that a quorum is present at shareholder meetings. Any subsidiary that holds shares of our common stock will ensure that the shares will be considered present at shareholder meetings for purposes of calculating a quorum and will vote such shares pro rata in accordance with the votes submitted by all other holders of shares. For example, if X% of shares (other than shares held by our subsidiaries) vote in favor of a decision and Y% vote against it or abstain from voting while being present, shares held by our subsidiaries will be voted X% in favor and Y% against the decision. If for any reason this mechanism cannot be implemented, then we will ensure that shares owned by our subsidiaries will not be present or voted at any shareholder meeting.

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

Any shareholder or group of shareholders owning in the aggregate at least 2.0% of our voting shares may introduce proposals to the agenda of an annual shareholder meeting and may nominate candidates to the board of directors and the audit commission. Any proposals or nominations, together with certain other information, including information regarding nominees, must be provided to us not later than 30 days after the end of each financial year (by January 30) in order to be included on the agenda.

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

The declaration of dividends, which may be made quarterly, semi-annually or annually, must be approved by the affirmative vote of holders of at least a majority of our voting shares at a shareholder meeting, based upon the recommendation approved by at least two-thirds of our board of directors (with regard to annual dividends) or a majority of our board of directors (with regard to quarterly or semi-annual dividends). The dividends approved at a shareholder meeting may not be more than the amount recommended by our board of directors. Dividends are not payable on treasury shares (as such term is defined under Russian law).

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

Share Capital Increase

Pursuant to Russian law, we may increase our charter capital by issuing additional shares, provided that sufficient shares of that class are authorized, or by increasing the nominal value of a class of shares. A decision to effect a charter amendment to increase the number of authorized shares requires the affirmative vote of holders of at least 75.0% of the voting shares present at a shareholder meeting. The same voting requirement applies to a decision to increase our charter capital by issuing additional shares by way of a closed subscription or by way of an open subscription for shares comprising more than 25.0% of all outstanding common shares. A decision to increase our charter capital by increasing the nominal value of a class of shares must be approved by a simple majority of the voting shares present at a shareholders’ meeting. An increase in the nominal value of a class of shares may be effected only at the expense of our assets. There is no liability of shareholders for further capital calls.

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

Capital Decrease and Share Buy-Backs

Under Russian law, our shareholders that vote against or abstain from voting on certain decisions have the right to sell their shares to us at market value. Our obligation to purchase shares in these circumstances is limited to 10.0% of our net assets calculated at the time the decision is approved and in accordance with Russian accounting standards. The shares may be held as treasury, but must be re-sold within one year. If the shares are not resold within one year, our shareholders must decide to cancel them and, thereby, decrease our charter capital. Decisions that trigger this right to sell shares to us include:

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

Our board of directors may authorize the repurchase of shares by VimpelCom for cash provided that the aggregate nominal value of shares outstanding after the repurchase is at least 90.0% charter capital. We must either resell the repurchased shares within one year of their repurchase or our shareholders must decide to cancel them and, thereby, decrease our charter capital.

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

Preemptive Rights and Certain Anti-Takeover Protections

The Russian Federal Law on Joint Stock Companies grants existing shareholders a preemptive right to purchase on a pro rata basis shares or securities convertible into shares that we propose to sell in a public offering. In addition, Russian law provides that shareholders who vote against or do not participate in the voting on the placement of shares or securities convertible into our shares in a closed subscription (private placement) have a preemptive right to acquire shares or convertible securities proportionate to their existing holdings of our shares, except if the shares or securities convertible into shares are placed among all existing shareholders in proportion to their existing holdings.

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

Shareholders’ Liability

The Russian Civil Code and the Russian Federal Law on Joint Stock Companies generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and only bear the risk of loss of their investment. However, under Russian law, those shareholders which are controlling legal entities may be jointly and severally liable with us for any of our obligations under a transaction if:

•	they have the ability to issue mandatory instructions to us and that ability is provided for by our charter or in a contract between us and them; and

•	we concluded the transaction pursuant to their mandatory instructions.

In addition, our shareholders may have secondary liability for any of our obligations if:

•	we become insolvent or bankrupt due to their actions or their failure to act; and

•	they have the ability to make decisions for us or otherwise determine our activity and deliberately cause the bankruptcy of the company.

Board of Directors

Pursuant to our charter, our board of directors consists of nine directors, each of whom is elected for a term ending on the date of the next annual general shareholders’ meeting, unless the authority of all members of the board of directors is terminated earlier by decision of an extraordinary shareholders meeting. The directors in their entirety may be removed at any time and without cause by at least a majority vote of shareholders present at a shareholders’ meeting.

In accordance with the Russian Federal Law on Joint Stock Companies, the board of directors may decide any issue that does not require a shareholder vote. Pursuant to our charter, meetings of the board of directors require the presence of at least two-thirds of its members, including at least one member nominated by each shareholder owning at least 25.0% plus one of our voting shares. The charter provides that actions taken by the board of directors require the affirmative vote of at least a majority of its members unless otherwise specified in the charter, the procedural regulations of the board of directors or applicable law. However, the procedural regulations of the board of directors may not reduce the voting requirements specified in the charter or applicable law. The following decisions require the affirmative vote of at least two-thirds of all members of the board of directors:

•	recommending annual dividends to be paid on our common stock; and

•	approving the procedure for paying annual dividends on our common stock and preferred stock.

The following decisions require the affirmative vote of at least 80.0% of all members of the board of directors:

•	determining business priorities and approving strategic orientations as advised by the General Director and Chief Executive Officer;

•	approving, amending or terminating our internal documents, except for those documents that must be approved by the shareholders at a shareholder meeting;

•	acquiring or selling shareholdings in other enterprises;

•	appointing and dismissing the General Director and Chief Executive Officer;

•	approving the annual budget and the business plan, which must include the cost of new lines of business, and any amendments thereto; and

•

approving major transactions as they are determined by the Russian law (i.e. transactions connected with acquisition or alienation of property worth more than 25.0% but not more than 50.0% of the book value of our assets, calculated in accordance with Russian accounting standards).

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

Because we comply with the provisions of Russian law applicable to companies with more than 1,000 shareholders, the Russian Federal Law on Joint Stock Companies requires that interested party transactions be approved:

•	by at least a majority vote of all directors who are “independent” and not “interested” in the transaction on these issues; or

•	by at least a majority vote of shareholders who are not “interested” in the transaction (i.e., by more than 50.0% of the votes held by all “disinterested” shareholders) if:

—	the value of the transaction is equal to 2.0% or more of the book value of our assets (calculated in accordance with Russian accounting standards);

—	the transaction involves the issuance of voting shares or securities convertible into voting shares in an amount exceeding 2.0% of outstanding voting shares and voting shares in which outstanding convertible securities can be converted; or

—	all members of the board of directors are not eligible to vote.

Major Transactions

We are required by Russian law and our charter to obtain the unanimous approval of the members of the board of directors (whether or not present at the meeting) of transactions involving property worth more than 25.0% but not more than 50.0% of the book value of our assets, calculated in accordance with Russian accounting standards. In the event that we are unable to obtain such unanimous approval, we are required to obtain the approval of holders of at least a majority of voting shares present at a shareholders’ meeting. For transactions involving property worth more than 50.0% of the book value of our assets, calculated in accordance with Russian accounting standards, we are required to obtain the approval of holders of at least 75.0% of the voting shares participating in a shareholders’ meeting.

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

Reserve Fund

Russian law requires that each joint stock company establish a reserve fund, which may only be used to cover the company’s losses, redeem the company’s bonds that have been issued under Russian law and redeem the company’s shares if other funds are not available. Our charter provides for a reserve fund of 15.0% of our charter capital, to be funded by annual transfers of 5.0% of our net profits, calculated in accordance with Russian accounting standards, until the reserve fund has reached this amount. As of December 31, 2008, we had a reserve fund of approximately 43,000.00 Russian rubles, or approximately US$1,463.56 at the Central Bank exchange rate on December 31, 2008.

Share Registration, Transfers and Settlement

All of our issued shares are registered. Russian law requires each joint stock company to maintain a shareholder register. Ownership of registered shares is evidenced by entries made in the register. In October 1996, we retained the National Registry Company, a licensed independent registrar jointly owned by Computershare Investments (UK) Limited, Computershare Limited, NRC Investments (UK) Limited and Rosbank (a Russian bank), to maintain our shareholder register. Under the Russian Civil Code, a shareholder may transfer his or her rights in registered shares only in the manner and to the extent prescribed by law. All transfers must be in written form. When making entries on the register, the registrar may not require documents beyond what is required by current regulations. Any refusal to register shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, is void and may be disputed as prescribed by law.

C.	Material Contracts

The following summary of our material agreements, which are filed as exhibits to this Annual Report on Form 20-F or incorporated by reference into this Annual Report on Form 20-F, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of these agreements.

Agreement and Plan of Merger dated December 21, 2007. On December 21, 2007, our subsidiaries VimpelCom Finance B.V. and Lillian and Golden Telecom signed a definitive merger agreement pursuant to which Lillian commenced a tender offer to acquire 100.0% of the outstanding shares of Golden Telecom’s common stock at a price of US$105.0 per share in cash. Lillian was subsequently merged with and into Golden Telecom and Golden Telecom became our indirect wholly-owned subsidiary. The total purchase price for 100.0% of the shares of Golden Telecom was US$4,315.2 million.

$3.5 billion Facility Agreement dated February 8, 2008. In connection with our acquisition of Golden Telecom, on February 8, 2008, we entered into a facility agreement with ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and bookrunners and Citibank International plc as agent. The facility comprises a 12-month bridge facility in an aggregate principal amount of US$1,500.0 million, maturing on February 8, 2009, and a syndicated three-year term loan facility in an aggregate principal amount of US$2,000.0 million, maturing on February 8, 2011. The bridge facility bears interest at a rate of LIBOR plus 0.75% per annum for the first six months, LIBOR plus 1.0% per annum for the next three months and LIBOR plus 1.25% per annum thereafter. The term loan facility bears interest at a rate of LIBOR plus 1.5% per annum. On February 19, 2008, we drew down US$3,500.0 million under this facility agreement. On May 6, 2008, we repaid the bridge facility in the amount of US$1,500.0 million from the proceeds of the loans from VIP Finance Ireland, funded by the issuance of loan participation notes by VIP Finance Ireland on April 30, 2008. As of the date of this Annual Report on Form 20-F, the principal amount outstanding under this facility is US$1,600.0 million.

On April 28, 2009 we signed an Amendment Agreement in relation to this Facility. In accordance with the terms of the Amendment Agreement certain financial covenants and general undertakings were changed, including, among others, decrease of the required minimum level of the Total Shareholders Equity from US$3,000.0 million to US$2,000.0 million which will be applicable to the financial statements for the first three quarters of 2009 and for the 2009 financial year. Starting from the financial statements for the first quarter of 2010 and thereafter the required minimum level of the Total Shareholders Equity will be returned to the level of US$3,000.0 million. The interest rate was also increased by 1.00% p.a. for the 12 months period starting from the date when Amendment Agreement became effective.

Loan Agreements dated April 28, 2008. On April 28, 2008, we entered into two loan agreements in the aggregate principal amount of US$2,000.0 million with VIP Finance Ireland. On April 30, 2008, VIP Finance Ireland completed an offering of an aggregate principal amount of US$2,000.0 million loan participation notes, split equally between five-year and 10-year tranches, for the sole purpose of funding these loans to our company. The five-year US$1,000.0 million issue and related loan in the same principal amount bear interest at an annual rate of 8.375% payable semi-annually and are due in April 2013. The 10-year US$1,000.0 million issue and related loan in the same principal amount bear interest at an annual rate of 9.125% payable semi-annually and are due in April 2018. The loan participation notes are listed on the Irish Stock Exchange and are with limited recourse to VIP Finance Ireland. The related trust deeds, dated April 30, 2008 between VIP Finance Ireland, BNY Corporate Trustee Services Limited, The Bank of New York, London Branch, The Bank of New York, New York Branch and The Bank of New York (Luxembourg) S.A., govern the rights of holders of the loan participation notes.

D.	Exchange Controls

A framework currency law, or the Currency Law, which came into effect on June 18, 2004, empowers the Russian Government and the Central Bank to regulate and/or restrict certain currency transactions, including operations involving domestic and foreign securities, foreign currency borrowings by Russian companies and sales and purchases of foreign currency on the domestic market. The Currency Law liberalized Russian currency controls by abolishing the requirement of transaction-specific currency licenses from the Central Bank. On January 1, 2007 the Russian Government and the Central Bank repealed (i) the requirement that certain transactions be conducted through special accounts opened by residents and nonresidents with authorized Russian banks, and (ii) the requirement that funds in an amount equal to a certain percentage of the relevant transaction or a certain percentage of the funds transferred need to be reserved.

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

Russian Tax Considerations

The following is a summary of certain Russian tax considerations regarding the purchase, ownership and disposition of the ADSs and shares of common stock by Non-Resident Holders. The summary is general in nature and is based on the laws of the Russian Federation in effect as at the date of this filing which are subject to change (possibly with retroactive effect). The summary does not seek to address the applicability of, and procedures in relation to, taxes levied by regions, municipalities or other non-federal level authorities of Russia. Similarly, the summary does not seek to address the applicability of any double tax treaty relief. In this regard, however, it is noted that there may be practical difficulties involved in claiming double tax treaty relief. Investors should consult their tax advisors with respect to the consequences of an investment in the ADSs and shares of common stock arising under the legislation of the Russian Federation or any political subdivision thereof. Please see “Item 3—Key Information––D. Risk Factors––Risks Related to the Legal and Regulatory Environment in Russia—Russia’s unpredictable federal and local tax systems give rise to significant uncertainties and risks that complicate our tax planning and business decisions.” Under no circumstances should the descriptions set forth below be viewed as tax advice.

For the purposes of this filing, a Non-Resident Holder means: (i) an individual who is not considered a tax resident in Russia under applicable Russian tax legislation in effect when they earn income from ADSs and/or shares of common stock or (ii) a legal entity or organization in each case not incorporated or otherwise organized under Russian Law, which purchases, holds and disposes of ADSs or common stock other than through its permanent establishment in Russia.

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

Taxation of dividends

Dividends paid to a Non-Resident Holder generally should be subject to Russian withholding tax, which should be withheld by us, at a 15.0% rate for legal entities as well as for individuals. This tax may be reduced under the terms of a double tax treaty between Russia and the country of residence of the Non-Resident Holder. For example, the U.S./Russia Double Tax Treaty provides for reduced rates of withholding on dividends paid to holders that are U.S. Holders (as defined below) that are entitled to U.S./Russia Double Tax Treaty benefits; a 10.0% rate applies to dividends paid to U.S. Holders that own less than 10.0% of the entity’s outstanding shares and 5.0% for U.S. Holders that are legal entities owning 10.0% or more of the entity’s outstanding shares provided that such U.S. Holders are beneficial (actual) owners of such dividends.

In 2006 there were several interpretations of the tax provisions from the Ministry of Finance of the Russian Federation addressing the beneficial ownership concept in Russia for double tax treaty purposes. These interpretations suggest that the Ministry of Finance will look to the beneficial owner of an ADS holder instead of the nominal owner (such as depositary) in determining whether the ADS holder may benefit from the terms of a double tax treaty. However, these interpretations are not binding under Russian tax law and are subject to uncertainty and unpredictable positions of tax inspectors. As well there is no clear established practical procedure for payers of income to withhold tax based on the tax residency of the beneficial owner.

Due to the above uncertainty on the beneficial ownership concept in Russia and because of the fact that the depositary (and not the holder of the ADS) is the legal holder of the shares under Russian law, there is a risk that the treaty relief may be unavailable to Non-Resident Holders of ADS. In addition, the Russian tax authorities may disallow application for relief under the double tax treaty between the Russian Federation and depositary’s country of residence. Therefore, we may be unable to apply the reduced rates provided by relevant double tax treaties and will be obliged to withhold income tax at a maximum rate of 15.0% from dividend payments made to the depositary. See “—Procedure for obtaining double tax relief” below.

Moreover, from a practical perspective, it may not be possible for the depositary to collect residence confirmations from all ADS holders and submit such information to us and, in addition, we may be unaware of the exact amount of income payable to each particular holder.

Taxation of capital gains

Non-Resident Holders-legal entities

A Non-Resident Holder that is a legal entity generally may be subject to Russian income tax in connection with the sale, exchange or other disposition of ADSs or shares of common stock in certain instances. However, there is no mechanism for withholding Russian income tax if ADSs or shares of common stock are sold by a Non-Resident Holder legal entity outside of Russia, provided that the ADSs or shares of common stock are not sold to a Russian legal entity or to a Russian permanent establishment of a foreign legal entity. Regardless of the residence of the purchaser, a Non-Resident Holder that is a legal entity should not be subject to any Russian income or withholding taxes in connection with the sale, exchange or other disposition of ADSs or shares of common stock if our assets consist of 50.0% or less of immovable property located on the territory of the Russian Federation or if the ADSs or shares of common stock that are quoted on a foreign stock exchange are sold via that foreign exchange.

With the exception of the above, sales or other dispositions of ADSs or shares of common stock to Russian residents are, in general, subject to Russian withholding tax. In the event of such a sale by a Non-Resident Holder that is a legal entity, a Russian resident purchaser that is a legal entity or a Russian permanent establishment of a foreign legal entity will be required to withhold 20.0% (24% tax rate was applicable until 1 January 2009) of any gain realized on the sale by the foreign legal entity. The gain will be determined as the difference between the sale price and all expenses relating to the acquisition, holding and alienation of ADSs or shares of common stock paid by the Non-Resident Holder for the ADSs or shares of common stock, provided that the Non-Resident Holder is able to present documents confirming such expenses. If a Non-Resident Holder is not able to present documents confirming expenses related to the acquisition, a Russian resident purchaser that is a legal entity or a Russian permanent establishment of a foreign legal entity will be required to withhold 20.0% of the sale’s proceeds. Since capital gains may be calculated in Russian rubles, the taxable base could be affected by changes in the Russian ruble exchange rates. There is no mechanism for a Russian resident purchaser to withhold tax if the purchaser is an individual (unless the sale is executed through a professional securities market participant).

Non-Resident Holders-individuals

According to Russian tax legislation, taxation of capital gains realized on a sale, exchange or other disposition of shares of common stocks or ADSs of Non-Resident Holders that are individuals will depend on whether this income is considered as received from Russian or non-Russian sources. However, in the absence of a clear definition of what constitutes income from sources within Russia in the case of the sale of securities, there is a risk that income from the disposal of securities in Russian company may be considered as received from Russian source.

The sale, exchange or other disposition of shares of common stocks or ADSs by the Non-Resident Holder individual, if considered Russian source income, should be subject to tax at a rate of 30.0% (unless treaty relief is available) on the difference between the sale price and expenses incidental to acquisition, storage and sale of the shares of common stock or ADSs. However, the income tax can only be withheld at the source of payment if the sale was made by a Non-Resident Holder through a professional securities market participant (for example, a Russian broker, asset manager, or management company, which performs asset management of unit investment fund property). Otherwise, no withholding will be made and the Non-Resident Holder will have an obligation to file an annual tax return in Russia, report the income recognized and apply for a deduction of the relevant expenses (which include filing of support documentation). Since capital gains may be calculated in Russian rubles, the taxable base could be affected by changes in the Russian ruble exchange rates.

Any tax otherwise payable by a Non-Resident Holder may be exempt from Russian taxation under the terms of an applicable double tax treaty. U.S. tax resident Holders, for example, could be entitled to an exemption from Russian tax (if applicable) by virtue of the U.S./Russia Double Tax Treaty. See “—Procedure for obtaining double tax treaty relief”.

Procedure for obtaining double tax treaty relief

In order to take advantage of a double tax treaty, it is sufficient to provide the Russian tax agent (e.g., our company in the case of a payment of dividends) with confirmation of tax residency in a state with which Russia has concluded the relevant treaty. The confirmation of the Non-Resident Holder’s residency may be issued in the form of a letter from the competent authority of the Non-Resident Holder’s country, containing the tax identification number of the resident (if any), the period covered by the letter and the date of issuance. The confirmation of tax residency needs to be renewed and provided to the tax agent before the first payment in each tax period. The letter should be duly signed and stamped. A U.S. Holder may obtain the appropriate certification by mailing a completed Internal Revenue Service Form 8802, the payment (if the user fee is paid by check or money) and all required attachments to: IRS, P.O. Box 42530, Philadelphia, PA 19101-2350. The procedures for obtaining certification are described in greater detail in the instructions to Form 8802. As obtaining the required certification from the Internal Revenue Service may take at least 45 days, U.S. Holders should apply for such certification as soon as possible. The aforementioned confirmation should be duly apostilled or legalized and translated into Russian. In addition, a Non-Resident individual must provide appropriate documentary proof of tax payments outside of Russia on income with respect to which treaty benefits are claimed where the treaty exemption is conditional on the income concerned being subject to taxation in other jurisdiction. Because of uncertainties regarding the form and procedures for providing such documentary proof, individuals in practice may not be able to obtain treaty benefits on receipt of proceeds from a source within Russia.

If tax treaty clearance is not obtained and tax is withheld by a Russian tax agent on capital gains, dividend payments or other amounts, a Non-Resident Holder may apply for a tax refund by filing a package of documents with the Russian local tax inspectorate to which the withholding tax was remitted within 3 years from the end of tax period in which the tax was withheld for Non-Resident Holders that are legal entities and within one year from the end of the tax period (a calendar year) in which the tax was withheld for Non-Resident Holders that are individuals. The package should include the appropriate form (1012 DT (2002) for dividend income and 1011DT (2002) for other income), confirmations of residence of the foreign Holder, a copy of the agreement or other documents substantiating the payment of income and documents confirming the transfer of tax to the budget. Under the provisions of the Tax Code, the refund of the tax should be effected within one month after the submission of the documents. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a U.S. Holder that is an individual with respect to the ADSs or shares of common stock will be subject to U.S. taxation at a maximum current rate of 15.0% if the dividends are “qualified dividends.” Dividends paid on the ADSs or shares of common stock will be treated as qualified dividends if our company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. Based on our audited financial statements and relevant market and shareholder data, we believe that it was not treated as a PFIC for U.S. federal income tax purposes with respect to our prior taxable years. In addition, based on our financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate being treated as a PFIC for our current taxable year.

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

Russian withholding tax at either the 10.0% rate provided under the U.S./Russia Double Tax Treaty or the relevant Russian statutory rate as provided under Russian tax law should be treated as a foreign income tax. Subject to generally applicable limitations, foreign income taxes may be credited against a U.S. Holder’s U.S. federal income tax liability or, at the election of the U.S. Holder, may be deducted in computing taxable income. If Russian tax is withheld at a rate other than the applicable rate per the Treaty or Statute (the rate prescribed under Russian tax law) then any amount in excess of the applicable rate may not be creditable or deductible since that portion may not be considered a creditable income tax.

Taxation on sale or exchange of ADSs or shares of common stock

Subject to the discussion under the heading “––United States Federal Income Tax Considerations––Passive foreign investment company,” the sale of ADSs or shares of common stock generally will result in the recognition of U.S.-source gain or loss in an amount equal to the difference between the amount realized on the sale and the U.S. Holder’s adjusted basis in such ADSs or shares of common stock. If a U.S. Holder disposes of ADSs or shares of common stock for foreign currency, the amount realized will generally be the U.S. dollar value of the payment received, determined using the spot rate on the settlement date for the sale. Gain or loss upon the sale of ADSs or shares of common stock will be capital gain or loss and will be long-term capital gain or loss if the ADSs or shares of common stock have been held for more than one year. Long-term capital gain realized by a U.S. Holder with respect to ADSs or shares of common stock will be subject to tax at a maximum current rate of 15.0% for individuals and generally 35% for corporations. However, special rules may apply to a redemption of common stock which may result in the proceeds of the redemption being treated as a dividend. Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. If a U.S. Holder receives a currency other than the U.S. dollar (e.g., Russian rubles) upon a sale or exchange of ADSs or common stock, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such currency will be U.S. source ordinary income or loss. However, if such currency is converted into U.S. dollars on the date received by the U.S. Holder, the U.S. Holder generally should not be required to recognize any additional gain or loss on such conversion.

In general, under the U.S./Russia Double Tax Treaty, gain recognized by a U.S. Holder from such a sale would not be subject to Russian income tax, provided that certain administrative formalities required under Russian law are met. See “––Russian Tax Considerations––Taxation of Capital Gains.” If Russian income tax is withheld on the sale of ADSs or shares of common stock, a U.S. Holder may not be entitled to a tax credit for the amount withheld, if all or a portion of the amount withheld is considered a non-creditable tax (i.e. taxes withheld at a rate in excess of either the rate prescribed by the Treaty or Statute).

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

Historically, our tariff plans have been linked to the U.S. dollar. However, in 2006, we introduced a number of Russian ruble denominated tariff plans and fixed our Russian ruble/US$ exchange rate at 28.7 for all U.S. dollar linked tariff plans. In 2006, we also changed the functional currency of our accounting systems from the U.S. dollar to the Russian ruble and in the third and fourth quarters of 2006, amended the terms of most of our supplier agreements for payment to be made in Russian rubles instead of U.S. dollars. Nonetheless, a significant amount of our costs, expenditures and liabilities continue to be denominated in U.S. dollars. We are required to collect revenues from our subscribers and from other Russian telecommunications operators for interconnect charges in Russian rubles. To the extent permitted by Russian law, we hold part of our readily available cash in U.S. dollars and euros in order to manage against the risk of ruble devaluation. In 2006, 2007, and 2008 we entered into forward, swap and option agreements (to buy U.S. dollars for Russian rubles and Kazakh tenge) with BNP Paribas, Citibank, Standard Bank, Deutsche Bank, VTB and certain other banks to hedge our obligations. According to our treasury policy, we hedged the majority of our financial obligations due in 2009. Nonetheless, if the U.S. dollar or euro value of the Russian ruble were to dramatically decline, we could have difficulty repaying or refinancing our foreign currency denominated indebtedness. An increase in the Russian ruble value of the U.S. dollar or euro could, unless effectively hedged, result in a net foreign exchange loss due to an increase in the Russian ruble value of our U.S. dollar or euro denominated liabilities. Accordingly, fluctuations in the value of the Russian ruble against the U.S. dollar or the euro could adversely affect our financial condition and results of operations.

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

The following table summarizes information, as of December 31, 2008, about the maturity of our financial instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations. Fair value at December 31, 2008 approximates total value. For information regarding changes in certain of our outstanding indebtedness subsequent to December 31, 2008, see “Item 5—Operating and Financial Revisions and Prospects—Liquidity and Capital Resources—Financing activities—2009.”

Aggregate nominal amount of total debt outstanding at year-end (in millions of U.S. dollars or euros, as indicated):

	2008	2009	2010	2011	2012	2013	Thereafter	Fair Value as of December 31, 2008
Total debt:
Fixed Rate (US$)	3,510.9	3,206.2	2,900.0	2,600.0	2,600.0	1,600.0	1,600.0	2,342.0
Average interest rate	9.0%	9.0%	9.0%	9.0%	9.0%	9.0%	9.0%	—
Variable Rate (€)	809.4	636.1	315.9	0.5	—	—	—	781.3
Average interest rate	5.0%	5.0%	5.0%	4.0%	—	—	—	—
Variable Rate (US$)	2,836.9	1,695.1	681.0	108.8	23.6	11.8	—	2,222.9
Average interest rate	2.0%	2.0%	2.0%	3.0%	4.0%	4.0%	—	—
	7,157.2	5,537.4	3,896.9	2,709.3	2,623.6	1,611.8	1,600.0	—

VimpelCom USD/RUB zero-cost collars Derivative Instruments

As of December 31, 2008, the total notional amount of our derivative instruments amounted to US$1,514.3 million including US$225.0 million of Sovintel interest rate swap instrument, US$1,289.3 million of VimpelCom USD/RUB zero-cost collars instruments. These derivatives are considered to be economic hedges, but for financial accounting purposes they have not been amounted for as hedges.

Type of derivative	Hedged Risk	Notional amount	Mark to Market Spot (Clean Price) as of December 31, 2008
		(In millions of U.S. dollars)
Zero-cost collars		1,289.3	109.8

Zero-cost collars agreement to purchase U.S. dollars for Russian rubles at a rate of protection 26.84/33.15 Russian rubles per U.S. dollar and of rate participation 23.50/24.90 Russian rubles per U.S. dollar	Foreign Currency Exchange Rate Risk	1,289.3	109.8

Interest Rate Swaps		225	(9.1)

Swap agreement to transfer floating U.S. dollars interest rate (LIBOR 3M) to a fixed interest rate of 4.355% in the event the LIBOR 3M floating rate is equal to no greater than 5.4%	Interest Rate Risk	225	(9.1)

Our cash and cash equivalents are not subject to any material interest rate risk.

ITEM 12.	Description of Securities other than Equity Securities

Not required.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, or CEO, General Director and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures. Based upon the evaluation, our CEO, General Director and Chief Financial Officer have concluded that as of December 31, 2008, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO, General Director and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. These disclosure controls and procedures include our Disclosure Review Committee’s review of the preparation of our Exchange Act reports. The Disclosure Review Committee also provides an additional check on our disclosure controls and procedures.

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

Our management assessed the effectiveness of our company internal control over financial reporting as of December 31, 2008. In making its assessment, management utilized the criteria set forth by the Committee of Sponsoring Organizations, or COSO, of the Treadway Commission in Internal Control—Integrated Framework and the Securities and Exchange Commission’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934. Based on the assessment, management believes our company maintained effective internal control over financial reporting as of December 31, 2008.

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

(c) Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Open Joint Stock Company “Vimpel-Communications”

We have audited Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). VimpelCom’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on VimpelCom’s internal control over financial reporting based on our audit.

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

In our opinion, VimpelCom maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of VimpelCom as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and accumulated other comprehensive income and cash flows for each of the three years in the period ended December 31, 2008 of VimpelCom and our report dated May 6, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLC

May 6, 2009

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

Ernst & Young LLC has served as our independent public accountants for each of the fiscal years in the two-year period ended December 31, 2008, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young LLC and its affiliates in 2008 and 2007, respectively.

	Year ended December 31,
	2008		2007
Audit Fees	US$	6,472,982	US$	2,854,433
Audit-Related Fees		0		0
Tax Fees		77,984		0
All Other Fees		45,463		0

Total	US$	6,596,429	US$	2,854,433

Audit Services

Audit services mainly consisted of the audit of the consolidated financial statements as of and for the years ended December 31, 2008 and 2007, the review of quarterly consolidated financial statements and services provided in connection with regulatory filings, including comfort letters, consents and Sarbanes-Oxley Section 404 attestation services.

Audit-related services

Audit-related services are assurance and related services which are reasonably related to the performance of audit or review and generally include advisory services regarding specific regulatory filings and reporting procedures and other agreed-upon services related to accounting and billing records. No audit-related services were performed in 2008 and 2007 by Ernst & Young LLC.

Tax Services

Tax services consisted of services for preparation of personal income tax returns for employees for US tax purposes.

Other Services

Other services include consulting and survey services.

Audit Committee Pre-Approval Policies and Procedures

The Sarbane-Oxley Act of 2002 required the Company to implement a pre-approval process for all engagements with its independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, the Company’s audit commission pre-approves the engagement terms and fees of Ernst & Young LLC for audit and non-audit services, including tax services. The Company’s audit commission pre-approved the engagement terms and fees of Ernst & Young LLC for all services performed for the fiscal year ended December 31, 2008.

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

In 2007, VC ESOP N.V., an indirect wholly owned subsidiary, repurchased an aggregate of 4,000,000 of our ADSs, representing 200,000 shares of our common stock, pursuant to a publicly announced share repurchase plan. The plan was announced on April 24, 2007 and the repurchases were completed by May 8, 2007. VC ESOP repurchased these ADSs at an average price of US$20.26 per ADS, for a total aggregate price of US$81.0 million. In 2008, VC ESOP repurchased an aggregate of 4,000,000 of our ADSs, representing 200,000 shares of our common stock at an average price of US$28.62 per ADS, for a total aggregate price of US$114.5 million. These repurchases were completed by July 3, 2008. The ADSs that VC ESOP acquired were used for the issuance of stock-based compensation awards. For more information regarding these share repurchase plans, see “Item 6—Directors, Senior Management and Employees—E. Share Ownership—Share Repurchase Programs.”

The following table sets forth, for each month in 2008 and for the year as a whole, the total number of our ADSs repurchased by VC ESOP pursuant to the share repurchase plans described above, the average price paid per ADS, the number of ADSs that were purchased as part of the publicly announced share repurchase plans and the maximum number of ADSs that at that date remained eligible for purchases under such plans.

Period	Total Number of ADSs Purchased(a)	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(b)	Maximum Number (or Approximate Dollar Value) of ADSs that May Yet Be Purchased Under the Plan
January 1-31
February 1-29
March 1-31
April 1-30
May 1-31
June 1-30	1,996,000	29.94	1,996,000
July 1-31	2,004,000	27.30	4,000,000
August 1-31
September 1-30
October 1-31
November 1-30
December 1-31
Total	4,000,000	28.62	4,000,000

(a)	All purchases were made pursuant to the publicly announced share repurchase plan described above in open market and privately negotiated transactions effected on the NYSE.
(b)	As described in “Item 6—Directors, Senior Management and Employees—E. Share Ownership—Share Purchase Programs,” we publicly announced a repurchase plan on April 24, 2007, pursuant to which we were authorized to repurchase throughout 2008 up to 4,000,000 ADSs, which is equivalent to up to 200,000 shares of our common stock. This repurchase plan expired on July 3, 2008.

ITEM 16F.	Change in Registrant’s Certifying Accountant

Not required.

ITEM 16G.	Corporate Governance

We comply with the corporate governance rules applicable to foreign private issuers listed on the NYSE. The following is a summary of such significant corporate governance differences between our corporate governance practices and Section 303A.11 of the NYSE’s Listed Company Manual corporate governance requirements applicable to U.S. companies.

Director Independence

The NYSE corporate governance rules require that listed companies have a majority of independent directors and the rules set forth standards for determining independence. Neither Russian law nor regulation impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with this NYSE requirement and our board does not currently determine which of our directors are independent. However, currently, no members of management are members of our board.

Non-Management Directors Meetings

The NYSE rules provide that, in order to empower non-management directors to serve as a more effective check on management, the non-management directors of a listed company must meet at regularly scheduled executive sessions without management. Neither Russian law nor regulation impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with this NYSE requirement and our internal corporate governance rules and procedures do not currently require non-management directors to meet at regularly scheduled executive sessions without management.

However, since our board does not include any members of our management, effectively all meetings are non-management directors meetings. Furthermore, from time to time, the board has requested that management not be present for portions of board meetings in order to allow the board to serve as a more effective check on management.

Nominating/Corporate Governance Committee

The NYSE rules require that listed companies must have a nominating/corporate governance committee composed entirely of independent directors. Neither Russian law nor regulation impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with the NYSE requirement to establish a nominating/corporate governance committee and we do not currently have such a committee. However, our board of directors has established a corporate governance committee to act in an advisory capacity to our board of directors with respect to corporate governance issues. Our board of directors has not made any determination with respect to the independence of corporate governance committee members.

Russian law limits the board’s ability to nominate directors to narrow circumstances, providing that a board may, in its discretion, nominate additional candidates if shareholders do not submit nominations for a sufficient number of candidates to the board. Since the listing of our company on the NYSE, our shareholders have always nominated a sufficient number of candidates to our board so that our board has not had to nominate additional candidates.

Compensation Committee

The NYSE rules require that listed companies must have a compensation committee composed entirely of independent directors. Neither Russian law nor regulation impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with the NYSE requirement to establish a compensation committee. However, our board of directors has established a compensation committee to act in an advisory capacity to our board of directors with respect to compensation issues. Our board of directors has not made any determination with respect to the independence of compensation committee members.

Audit Committee

The NYSE corporate governance rules provide that each listed company must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or Rule 10A-3, as well as further requirements set out in the NYSE rules unless an exemption applies.

Neither Russian law nor regulation impose any such requirement on our company. Russian law and our charter require us to have an Audit Commission consisting of non-directors. Under our Charter and our Audit Commission By-Laws, our Audit Commission is responsible for reviewing both our Russian and U.S. GAAP accounts. The Audit Commission By-Laws expressly prohibit officers from being members of the Audit Commission.

We believe that we are eligible to avail ourselves of the exemption provided by Rule 10A-3, which would otherwise require us to have an audit committee of the board consisting of independent directors with the functions set forth in Rule 10A-3. However, we believe that our Audit Commission is empowered with authority and responsibility that is largely consistent with Rule 10A-3 and NYSE requirements for audit committees. The following are the most significant differences between the responsibility of the Audit Commission and the Rule 10A-3 and NYSE requirements:

•

consistent with Russian law, the Audit Commission may nominate outside auditors for appointment by shareholders, whereas Rule 10A-3 requires audit committees to have the power to directly appoint outside auditors;

•

because we do not prepare an annual proxy statement in accordance with SEC regulations, the Audit Commission is not required to prepare a report as required by the SEC to be included in a proxy statement; and

•	the Audit Commission is not required by its By-Laws to set hiring policies relating to the hiring of employees or former employees of our outside auditors.

Our board of directors has determined that Alexander Gersh, the Chairman of the Audit Commission, is “independent” as such term is defined in Rule 10A-3 and under the current NYSE rules applicable to us.

Equity Compensation Plans

The NYSE rules require that listed companies must give shareholders an opportunity to vote on all equity compensation plans and material revisions thereto. Neither Russian law nor regulation impose any such requirement on our company and, in fact, Russian law does not permit shareholders to approve such equity compensation plans except to the extent that they relate to the compensation to directors (our directors do not receive any equity compensation). As a foreign private issuer, we are exempt from complying with this NYSE requirement and no equity compensation plans have been submitted for approval by our shareholders.

Corporate Governance Guidelines

The NYSE rules require that listed companies must adopt and disclose corporate governance guidelines. Neither Russian law nor regulation impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with this NYSE requirement and we do not currently have corporate governance guidelines.

CEO Certification

The NYSE rules require that each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. This certification must be disclosed in the company’s annual report mailed to shareholders. Neither Russian law nor regulation impose any such requirement on our company. As a foreign private issuer, we are exempt from complying with this NYSE requirement and although we periodically evaluate compliance with the NYSE corporate governance listing standards, we do not currently comply with this requirement.

PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in lieu of this Item.

ITEM 18.	Financial Statements

INDEX TO FINANCIAL STATEMENTS

OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

ITEM 19.	Exhibits

List of Exhibits.

Exhibit No.	Description
1.1	Restated Charter of VimpelCom, approved by the annual general meeting of shareholders of VimpelCom on June 29, 2007, and as amended by the board of directors of VimpelCom on August 22, 2007. +####

2.1	Deposit Agreement, dated November 20, 1996, by and among VimpelCom, The Bank of New York, as the depositary, and all owners or beneficial owners of ADSs.*

2.2	Loan Agreement, dated June 10, 2004, by and between VimpelCom and UBS (Luxembourg) S.A.##

2.3	Trust Deed, dated June 16, 2004, by and between UBS (Luxembourg) S.A. and The Bank of New York.##

2.4	Further Loan Agreement, dated July 8, 2004, by and between VimpelCom and UBS (Luxembourg) S.A.##

2.5	Supplemental Trust Deed, dated July 14, 2004, by and between UBS (Luxembourg) S.A. and The Bank of New York.##

2.6	Loan Agreement, dated October 18, 2004, by and between VimpelCom and UBS (Luxembourg) S.A.##

2.7	Trust Deed, dated October 22, 2004, by and between UBS (Luxembourg) S.A. and The Bank of New York.##

2.8	Loan Agreement, dated February 8, 2005, by and between VimpelCom and UBS (Luxembourg) S.A.##

2.9	Trust Deed, dated February 11, 2005, by and between UBS (Luxembourg) S.A. and The Bank of New York.##

2.10	Deed of Amendment, dated April 21, 2006, between VimpelCom, UBS (Luxembourg) S.A. and The Bank of New York, amending the Loan Agreement and the Further Loan Agreement, dated June 10, 2004 and July 8, 2004, respectively, between VimpelCom and UBS (Luxembourg) S.A. and assigning certain rights, interests and benefits of UBS (Luxembourg) S.A. therein pursuant to the Trust Deed and the Supplemental Trust Deed, dated June 16, 2004 and July 14, 2004, respectively, between UBS (Luxembourg) S.A. and The Bank of New York.###

2.11	Loan Agreement, dated May 12, 2006, by and between VimpelCom and UBS (Luxembourg) S.A.###

2.12	Trust Deed, dated May 22, 2006, by and between UBS (Luxembourg) S.A. and The Bank of New York.###

2.13	Loan Agreement, dated April 28, 2008, by and between VimpelCom and VIP Finance Ireland Limited. ####

2.14	Trust Deed, dated April 30, 2008, by and between VIP Finance Ireland Limited, BNY Corporate Trustee Services Limited, The Bank of New York, London Branch, The Bank of New York, New York Branch and The Bank of New York (Luxembourg) S.A. ####

2.15	Loan Agreement, dated April 28, 2008, by and between VimpelCom and VIP Finance Ireland Limited. ####

2.16	Trust Deed, dated April 30, 2008, by and between VIP Finance Ireland Limited, BNY Corporate Trustee Services Limited, The Bank of New York, London Branch, The Bank of New York, New York Branch and The Bank of New York (Luxembourg) S.A. ####

4.1	Form of Indemnification Agreement.††††

4.2	Primary Agreement, dated as of May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.§§

4.3	Registration Rights Agreement, dated as of May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.§§

4.3.1	Amendment No. 1 to Registration Rights Agreement, dated August 28, 2003, to Registration Rights Agreement, dated May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.#

4.4	Guarantee Agreement, dated as of May 30, 2001, by and among Telenor ASA, as guarantor, and VimpelCom, VimpelCom-Region and Eco Telecom Limited, as beneficiaries.§

4.5	Guarantee Agreement, dated as of May 30, 2001, by and among CTF Holdings Limited, as limited guarantor, Eco Holdings Limited, as general guarantor, and VimpelCom, VimpelCom-Region and Telenor East Invest AS, as beneficiaries.§§

4.6	$3.5 billion Facility Agreement, dated February 8, 2008, between VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and bookrunners, ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V., Dublin Branch and UBS (Luxembourg) S.A. as original lenders and Citibank International plc as agent.§§§

4.7	Agreement and Plan of Merger dated December 21, 2007, among VimpelCom Finance B.V., Lillian Acquisition, Inc. and Golden Telecom, Inc.^

8.	List of Subsidiaries.^^

12.1	Certification of General Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.^^

12.2	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.^^

12.3	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.^^

13.1	Certification of General Director, CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.^^

15.1	Consent of Ernst & Young LLC.^^

*	Incorporated by reference to the Registration Statement on Form F-1 (Registration No. 333-5694) of Open Joint Stock Company “Vimpel-Communications.”
**	Incorporated by reference to the Registration Statement on Form F-3 (Registration No. 333-12210) of Open Joint Stock Company “Vimpel-Communications.”
***	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1997 (SEC File No. 1-14522).
****	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1998 (SEC File No. 1-14522).
†	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1999 (SEC File No. 1-14522).
††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2000 (SEC File No. 1-14522).
†††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2001.
††††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2002.
#	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2003.
##	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2004.
###	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2005.
####	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2007.
§	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” furnished to the Securities and Exchange Commission on May 9, 2001.
§§	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” furnished to the Securities and Exchange Commission on June 14, 2001.
§§§	Incorporated by reference to exhibit (b)(4) to the Schedule TO-T/A filed by Lillian Acquisition, Inc. with the Securities and Exchange Commission on February 8, 2008.
^	Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Golden Telecom, Inc. with the Securities and Exchange Commission on December 21, 2007
^^	Filed herewith.
+	English translation.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

By:	/s/ Alexander Y. Torbakhov
Name:	Alexander Y. Torbakhov
Title:	General Director

By:	/s/ Boris Nemsic
Name:	Boris Nemsic
Title:	Chief Executive Officer

Date: May 14, 2009

Open Joint Stock Company “Vimpel-Communications”

Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Open Joint Stock Company “Vimpel-Communications”

We have audited the accompanying consolidated balance sheets of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and accumulated other comprehensive income and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of VimpelCom’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VimpelCom at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, VimpelCom adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), VimpelCom’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 6, 2009, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLC

May 6, 2009

Moscow, Russia

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007
	(In thousands of US dollars, except share amounts)
Assets
Current assets:
Cash and cash equivalents (Note 4)	$914,683	$1,003,711
Trade accounts receivable, net of allowance for doubtful accounts (Note 16)	475,667	281,396
Inventory (Note 11)	142,649	58,838
Deferred income taxes (Note 15)	82,788	98,407
Input value added tax	182,045	112,273
Due from related parties (Note 17)	168,196	5,405
Other current assets (Note 12)	440,479	166,887

Total current assets	2,406,507	1,726,917

Property and equipment, net (Note 6)	6,425,873	5,497,819
Telecommunications licenses, net (Note 7)	764,783	915,211
Goodwill (Note 8)	3,476,942	1,039,816
Other intangible assets, net (Note 7)	882,830	262,502
Software, net (Note 9)	549,166	622,815
Investments in associates (Note 10)	493,550	5,908
Other assets (Note 12)	725,502	497,896

Total assets	$15,725,153	$10,568,884

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$896,112	$697,816
Due to employees	105,795	81,118
Due to related parties (Note 17)	7,492	2,773
Accrued liabilities (Note 12)	288,755	186,114
Taxes payable	152,189	81,757
Customer advances, net of VAT	425,181	386,883
Customer deposits	29,557	36,728
Short-term debt (Note 13)	1,909,221	526,512

Total current liabilities	3,814,302	1,999,701

Deferred income taxes (Note 15)	644,475	576,276
Long-term debt (Note 13)	6,533,705	2,240,097
Other non-current liabilities (Note 12)	122,825	52,614

Commitments, contingencies and uncertainties (Note 21)	—	—

Minority interest	221,040	288,410

Shareholders’ equity (Note 14):
Convertible voting preferred stock (.005 roubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding	—	—
Common stock (.005 roubles nominal value per share), 90,000,000 shares authorized; 51,281,022 shares issued (December 31, 2007: 51,281,022); 50,617,408 shares outstanding (December 31, 2007: 50,776,840)	92	92
Additional paid-in capital	1,445,426	1,413,403
Retained earnings	3,271,878	3,327,716
Accumulated other comprehensive income (loss)	(88,941)	801,243
Treasury stock, at cost, 663,614 shares of common stock (December 31, 2007: 504,182)	(239,649)	(130,668)

Total shareholders’ equity	4,388,806	5,411,786

Total liabilities and shareholders’ equity	$15,725,153	$10,568,884

The accompanying notes are an integral part of these consolidated financial statements.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
	2008	2007	2006
	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues	$9,999,850	$7,161,833	$4,847,661
Sales of equipment and accessories	107,946	6,519	19,265
Other revenues	17,190	6,528	2,931

Total operating revenues	10,124,986	7,174,880	4,869,857

Revenue based tax	(8,054)	(3,782)	(1,879)

Net operating revenues	10,116,932	7,171,098	4,867,978

Operating expenses:
Service costs	2,262,570	1,309,287	872,388
Cost of equipment and accessories	101,282	5,827	18,344
Selling, general and administrative expenses	2,838,508	2,206,322	1,503,615
Depreciation	1,520,184	1,171,834	874,618
Amortization	360,980	218,719	179,846
Impairment loss (Note 8)	442,747	—	—
Provision for doubtful accounts	54,711	52,919	21,848

Total operating expenses	7,580,982	4,964,908	3,470,659

Operating income	2,535,950	2,206,190	1,397,319

Other income and expenses:
Interest income	71,618	33,021	15,471
Net foreign exchange (loss)/gain	(1,142,276)	72,955	24,596
Interest expense	(495,634)	(194,839)	(186,404)
Equity in net loss of associates	(61,020)	(211)	—
Other (expenses)/income, net	(17,404)	3,240	(38,844)

Total other income and expenses	(1,644,716)	(85,834)	(185,181)

Income before income taxes, minority interest and cumulative effect of change in accounting principle	891,234	2,120,356	1,212,138

Income tax expense (Note 15)	303,934	593,928	390,663
Minority interest in earnings of subsidiaries, before cumulative effect of change in accounting principle	62,966	63,722	8,104

Income before cumulative effect of change in accounting principle	524,334	1,462,706	813,371

Cumulative effect of change in accounting principle (Note 2)	—	—	(1,882)

Net income	$524,334	$1,462,706	$811,489

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED STATEMENTS OF INCOME

(continued)

	Years ended December 31,
	2008	2007	2006
	(In thousands of US dollars, except per share (ADS) amounts)
Basic EPS:
Income before cumulative effect of change in accounting principle	$10.34	$28.78	$15.98
Cumulative effect of changes in accounting principle	—	—	0.04

Net income per common share	$10.34	$28.78	$15.94

Weighted average common shares outstanding	50,700	50,818	50,911

Income before cumulative effect of change in accounting principle per ADS equivalent (Note 18)	$0.52	$1.44	$0.80
Cumulative effect of changes in accounting principle	—	—	—

Net income per ADS equivalent (Note 18)	$0.52	$1.44	$0.8

Diluted EPS:
Income before cumulative effect of change in accounting principle	$10.34	$28.78	$15.97
Cumulative effect of changes in accounting principle	—	—	0.04

Net income per common share	$10.34	$28.78	$15.93

Weighted average diluted shares (Note 18)	50,703	50,818	50,947

Income before cumulative effect of change in accounting principle per ADS equivalent (Note 18)	$0.52	$1.44	$0.79
Cumulative effect of changes in accounting principle	—	—	—

Net income per ADS equivalent (Note 18)	$0.52	$1.44	$0.79

Dividends per share	$11.46	$6.47	$—
Dividends per ADS equivalent (Note 14)	$0.57	$0.32	$—

The accompanying notes are an integral part of these consolidated financial statements.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND

ACCUMULATED OTHER COMPREHENSIVE INCOME

Years ended December 31, 2008, 2007 and 2006

	Common Stock		Additional paid-in	Retained	Accumulated other comprehensive	Treasury	Total
	Shares	Amount	capital	earnings	income (loss)	stock
	(In thousands of US dollars, except shares)
Balances at December 31, 2005	51,281,022	$92	$1,370,654	$1,384,224	$6,536	$(20,957)	$2,740,549

Sale of treasury stock – 49,407 shares	—	—	11,868	—	—	987	12,855
Purchase of treasury stock – 200,000 shares (Note 14)	—	—	—	—	—	(38,535)	(38,535)
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	110,852	—	110,852
Change in functional currency (Note 2)	—	—	—	—	305,700	—	305,700
Net income	—	—	—	811,489	—	—	811,489
Total accumulated comprehensive income	—	—	—	811,489	416,552	—	1,228,041

Balances at December 31, 2006	51,281,022	92	1,382,522	2,195,713	423,088	(58,505)	3,942,910

Sale of treasury stock – 100,113 shares	—	—	30,881	—	—	8,906	39,787
Purchase of treasury stock – 200,000 shares (Note 14)	—	—	—	—	—	(81,069)	(81,069)
Dividends declared	—	—	—	(326,595)	—	—	(326,595)
Adoption of FIN 48 (Note 15)	—	—	—	(4,108)	—	—	(4,108)
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	378,155	—	378,155
Net income	—	—	—	1,462,706	—	—	1,462,706
Total accumulated comprehensive income	—	—	—	1,462,706	378,155	—	1,840,861

Balances at December 31, 2007	51,281,022	92	1,413,403	3,327,716	801,243	(130,668)	5,411,786

Sale of treasury stock – 40,568 shares	—	—	19,993	—	—	5,495	25,488
Purchase of treasury stock – 200,000 shares (Note 14)	—	—	—	—	—	(114,476)	(114,476)
Adoption of equity method of stock option plan accounting	—	—	12,030	—	—	—	12,030
Dividends declared	—	—	—	(580,172)	—	—	(580,172)
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	(890,184)	—	(890,184)
Net income	—	—	—	524,334	—	—	524,334
Total accumulated comprehensive income (loss)	—	—	—	524,334	(890,184)	—	(365,850)

Balances at December 31, 2008	51,281,022	$92	$1,445,426	$3,271,878	$(88,941)	$(239,649)	$4,388,806

The accompanying notes are an integral part of these consolidated financial statements

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2008	2007	2006
	(In thousands of US dollars)
Operating activities

Net income	$524,334	$1,462,706	$811,489
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,520,184	1,171,834	874,618
Amortization	360,980	218,719	179,846
Impairment loss	442,747	—	—
Loss from assosiates	61,020	—	—
Provision for deferred taxes (Note 15)	(92,654)	32,858	60,143
Loss (gain) on foreign currency translation	1,142,276	(72,955)	(24,596)
Provision for doubtful accounts	54,711	52,919	21,848
Stock-based compensation (gain)/expense	(121,890)	171,242	44,317
Minority interest in earnings of subsidiaries	62,966	63,722	8,104
Other adjustments	(5,078)	—	937
Changes in operating assets and liabilities:
Trade accounts receivable	(240,629)	(333)	(148,321)
Inventory	(90,221)	(3,021)	15,432
Input value added tax	(103,941)	45,383	67,337
Other current assets	(415,735)	(351)	(103,377)
Accounts payable	281,725	(157,901)	211,735
Customer advances and deposits	75,098	85,135	(21,236)
Taxes payable and accrued liabilities	(34,035)	(32,267)	(27,008)

Net cash provided by operating activities	3,421,858	3,037,690	1,971,268

Investing activities
Purchases of property and equipment	(2,002,452)	(1,238,305)	(1,265,549)
Purchases of intangible assets	(75,012)	(73,814)	(31,408)
Purchases of software	(313,652)	(293,956)	(249,729)
Acquisition of subsidiaries, net of cash acquired	(4,134,609)	(301,355)	(679,765)
Investments in associates	(491,265)	—	—
Exercise of escrow cash deposit	200,170	(200,170)	—
Loan granted	(350,000)	—	—
Short-term deposits	43,179	(42,356)	—
Purchase of minority interest in consolidated subsidiaries	(992,825)	—	—
Purchases of other assets, net	(53,575)	(84,596)	(60,540)

Net cash used in investing activities	(8,170,041)	(2,234,552)	(2,286,991)

Financing activities
Proceeds from bank and other loans	6,209,392	666,348	925,183
Proceeds from sale of treasury stock	25,488	39,787	12,855
Repayments of bank and other loans	(721,222)	(365,657)	(374,789)
Payments of fees in respect of debt issues	(68,159)	(14,380)	(48,175)
Repayment of equipment financing obligations	—	(106,888)	(72,874)
Payment of dividends	(587,302)	(331,885)	—
Purchase of treasury stock	(114,476)	(81,069)	(38,535)

Net cash provided by/(used in) financing activities	4,743,721	(193,744)	292,882
Effect of exchange rate changes on cash and cash equivalents	(84,566)	49,823	3,689

Net (decrease)/increase in cash and cash equivalents	(89,028)	659,217	(19,152)
Cash and cash equivalents at beginning of year	1,003,711	344,494	363,646

Cash and cash equivalents at end of year	$914,683	$1,003,711	$344,494

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Years ended December 31,
	2008	2007	2006
	(In thousands of US dollars)
Supplemental cash flow information
Cash paid during the period:
Income tax	$647,597	$601,939	$354,566
Interest	406,020	201,259	188,991

Non-cash activities:
Equipment acquired under financing agreements	2,726	48,514	23,458
Accounts payable for equipment and other long-lived assets	448,218	417,478	249,020
Offset of 2009 Tendered Notes	—	—	232,766
Non–cash discounts from suppliers of equipment	2,464	(5,441)	14,542
Issue of promissory notes	81,660	—	—

Acquisitions (Note 3):
Fair value of assets acquired	2,645,655	84,125	671,997
Fair value of minority interest acquired	206,129	41,636	—
Difference between the amount paid and the fair value of net assets acquired	3,517,062	182,034	268,315
Consideration for the acquisition of subsidiaries	(5,348,180)	(291,928)	(735,500)

Change in fair value of liabilities assumed	$1,020,666	$15,867	$204,812

The accompanying notes are an integral part of these consolidated financial statements.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

1.	Description of Business

Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) was registered in the Russian Federation on September 15, 1992 as a closed joint stock company, re-registered as an open joint stock company on July 28, 1993 and began full-scale commercial operations in June 1994. On November 20, 1996, VimpelCom completed an initial public offering of its common stock on the New York Stock Exchange (“NYSE”) through the issuance of American Depositary Shares (“ADS”). Each ADS currently represents one-twentieth of one share of VimpelCom’s common stock (Note 14).

As of December 31, 2008, 27.3% of VimpelCom’s shares of outstanding common stock were owned by the holders of the ADSs; 33.6% by Telenor East Invest AS (“Telenor”), 3.7% of which were represented by ADSs, according to Telenor’s public filings; 37.0% by Eco Telecom Limited (“Eco Telecom”), according to Eco Telecom’s public filings; and 2.1% by others. As of December 31, 2008, 24.3% of VimpelCom’s shares of voting stock were owned by the holders of VimpelCom’s ADSs; 29.9% by Telenor, 3.3% of which were represented by ADSs, according to Telenor’s public filings; 44.0% by Eco Telecom, according to Eco Telecom’s public filings; and 1.8% by others.

VimpelCom earns revenues by providing voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment and accessories. The Company operates telecommunications services in Russia, Kazakhstan, Ukraine, Armenia, Tajikistan, Uzbekistan and Georgia primarily under the “Beeline” brand name. VimpelCom also has investments in companies in Vietnam and Cambodia, however the operations have not been started there as of December 31, 2008.

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

The accompanying financial statements have been presented in US dollars. Amounts are presented in thousands, except for share and per share (ADS) amounts or unless otherwise indicated.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

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

Investments in Associates

Investments in associated companies in which the Company exercises significant influence over the operations and financial policies, but does not control, are reported according to the equity method of accounting. Generally, the Company owns between 20 and 50 percent of such investments.

Business Combinations

VimpelCom accounts for its business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying assets, including intangible assets, and liabilities assumed based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, license and other asset lives and market multiples, among other items. The results of operations of acquired companies are included in the Consolidated Financial Statements from the date of acquisition.

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

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Foreign Currency Translation (continued)

This increase in the opening carrying amount of non-monetary assets and liabilities has been reflected in shareholder’s equity as part of accumulated other comprehensive income.

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

Under SFAS No. 52 the current rate method assumes that assets and liabilities measured in the functional currency are translated into US dollars at exchange rates prevailing on the balance sheet date; whereas revenues, expenses, gains and losses are translated into US dollars at historical exchange rates prevailing on the transaction dates. VimpelCom translates income statement amounts using the average exchange rates for the period. Translation adjustments resulting from the process of translating financial statements into US dollars are reported in accumulated other comprehensive income, a separate component of shareholders’ equity.

Within the countries that VimpelCom operates, official exchange rates are determined daily by the respective countries’ central bank. Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the respective countries’ central bank.

Local currencies of certain of VimpelCom’s foreign subsidiaries are not fully convertible currencies outside the territories of countries of their operations. The translation of rouble-, tenge-, hryvnia-, somoni-, sum-, dram- and lari-denominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that VimpelCom could realize or settle the reported values of these assets and liabilities in US dollars. Likewise, it does not indicate that VimpelCom could return or distribute the reported US dollar value of capital to its shareholders.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Foreign Currency Translation (continued)

Due to the global credit crisis, the local currencies of countries of Company’s operations significantly devaluated against US dollar. According to the provisions of SFAS No. 52, VimpelCom financial statements shall not be adjusted for a rate change that occurs after the date of the financial statements. The rate change and its effect on significant unsettled balances, mainly costisted of total debt of the Company, pertaining to foreign currency transaction, are presented below in the table:

		Exchange rate change as of May 6, 2009 compared to December 31, 2008		Effect of rate change on unsettled balances
		USD	EUR
VimpelCom	Russian Roubles	11.7%	5.8%	666,773
KaR-Tel	Kazakhstan Tenge	24.7%	17.9%	48,461
Armentel	Armenian Dram	21.5%	14.1%	4,124

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates. Accounting polices such as valuation of stock based compensation, business combinations, assessing tangible and intangible asset impairments, and revenue recognition include estimates and assumptions that may have a material impact on the financial statements.

Cash and Cash Equivalents

VimpelCom considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates fair value. Escrow cash is primarily related to cash held in escrow at a financial institution for the collateralization of certain payment obligations that the Company has agreed to assume in the future.

Trade Accounts Receivable and Doubtful Accounts

Accounts receivable are shown at their net realizable value which approximates their fair value. VimpelCom reviews the valuation of accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical data and other relevant factors, such as a change in tariff plans from pre-paid to post-paid.

Inventory

Inventory consists of telephone handsets and accessories for sale, SIM and scratch cards, equipment for sale and others, and is stated at the lower of cost or market. Cost is computed using either the average cost method or a specific identification method.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Input Value Added Tax

Value Added Tax (“VAT”) related to revenues is payable to the tax authorities on an accrual basis based upon invoices issued to customers or cash received. VAT incurred on purchases may be offset, subject to certain restrictions, against VAT related to revenues, or can be reclaimed in cash from the tax authorities under certain circumstances. VAT related to purchase transactions, which will be offset against VAT related to revenues within the following year, is recognized on the balance sheets on a gross basis. As of December 31, 2008, the VAT rate in Russia and Georgia was 18%, in Kazakhstan it was 13%, and in Ukraine, Tajikistan, Uzbekistan, and Armenia it was 20%.

Short Term Investments

Short-term investments represent investments in time deposits, which have original maturities in excess of three months but less than twelve months. These investments are accounted for at cost.

Property and Equipment

Property and equipment is stated at historical cost. The Company depreciates property and equipment assets using the straight-line method, depreciation expense is recognized ratably over the estimated useful life of the asset.

The following categories with the associated useful lives are used:

Mobile telecommunications equipment	7 - 9 years
Fixed line telecommunication equipment	3 - 12 years
Fiber-optic equipment	9 - 10 years
Buildings and constructions	20 years
Electronic exchange devices	7 years
Office and measuring equipment, vehicles and furniture	5 - 10 years

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

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Telecommunication Licenses, Goodwill and Other Intangible Assets

Intangible assets consist primarily of telecommunication licenses, customer relationships, telephone line capacity, goodwill and other intangible assets. VimpelCom capitalizes payments made to third party suppliers to acquire access to and for use of telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight-line basis over ten years. Telecommunication licenses are amortized on a straight-line basis within the estimated useful lives determined based on the management estimation of future economic benefits from these licenses. Customer relationships are amortized using pattern of consumption of economic benefit associated with them. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to ten years.

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

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Telecommunication Licenses, Goodwill and Other Intangible Assets (continued)

Goodwill impairment is determined using a two-step process. The first step involves a comparison of the estimated fair value of each of the Company’s eight reporting units to its carrying amount, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit using a combination of a discounted cash flow (“DCF”) analysis and a market-based approach. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows, as well as relevant comparable company earnings multiples for the market-based approach. The cash flows employed in the DCF analyses are based on the Company’s most recent budget and, for years beyond the budget, the Company’s estimates, which are based on assumed growth rates. The discount rates used in the DCF analyses are intended to reflect the risks inherent in the future cash flows of the respective reporting units. In addition, the market-based approach utilizes comparable company public trading values, research analyst estimates and, where available, values observed in private market transactions. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its goodwill carrying amount to measure the amount of impairment, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment is recognized in an amount equal to that excess.

Software

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

Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software development costs are amortized using the straight-line method over the expected life of the asset. Research and development costs in 2008, 2007 and 2006 were US$857, US$382 and US$3,046, respectively.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Long-Lived Assets

VimpelCom accounts for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Impairment indicators that do not result in the actual impairment of the asset may, however, result in modification of the useful economic life to a shorter period.

Accounting for Assets Retirement Obligations

VimpelCom has certain legal obligations related to rented sites for base stations, which fall within the scope of SFAS 143 Accounting for Asset Retirement Obligations. These legal obligations include obligations to remediate leased land on which base stations are located.

The following table summarises the movement in asset retirement obligations for the periods ended December 31, 2008 and December 31, 2007:

	2008	2007
Asset retirement obligations at the beginning of the reporting period	$21,095	$16,774
Liabilities incurred in the current period	6,009	2,887
Accretion expense	1,948	363
Increase as a result of changes in estimates	5,892	—
Foreign currency translation adjustment	(5,227)	1,071

Asset retirement obligations at the end of the reporting period	$29,717	$21,095

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

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

As of December 31, 2008, the fair value of variable rate debt approximates its carrying value. The fair value of fixed rate long term bank loans (based on future cash flows discounted at current market rates) was as follows at December 31:

	2008		2007
	Carrying value	Fair value	Carrying value	Fair value
Eurobonds	$2,000,000	$1,262,770	$—	$—
UBS (Luxemburg) S. A.	1,417,234	1,079,265	1,417,234	1,452,926
Sberbank	829,230	836,340	309,337	309,880
Ruble Bonds	340,363	320,337	—	—

The fair value of bank financing and equipment financing contracts not included in the table above approximates carrying value (Note 13).

Derivative Instruments and Hedging Activities

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires companies to recognize all of their derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company has not designated any of its derivative contracts as hedges, therefore all hedging instruments have been recorded at fair value and changes in these fair values reflected in the accompanying statements of income.

Revenue Recognition

VimpelCom earns service revenues for usage of its cellular system, which includes airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value added services (“VAS”). Interconnect revenue is generated when the Company receives traffic from the mobile or fixed subscribers of other operators and that traffic terminates on the VimpelCom network. Roaming revenues include revenues from VimpelCom customers who roam outside their selected home coverage area and revenues from other wireless carriers for roaming by their customers on VimpelCom’s network. VAS includes short messages (“SMS”), multimedia messages (“MMS”), caller number identification, voice mail, call waiting and data transmission, mobile Internet, music downloads and other services. The cost of content revenue relating to VAS is presented net of related costs when the Company acts as an agent of the content providers. VimpelCom charges subscribers a fixed monthly fee for the use of the service, which is recognized as revenue in the respective month.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Revenue Recognition (continued)

Service revenue is generally recognized when the services (including VAS and roaming revenue) are rendered. Prepaid cards, used as a method of cash collection, are accounted for as customer advances for future services. Prepaid cards do not have expiration dates but are subject to statutory expiration periods, and unused balances are added to service revenue when cards expire. Also VimpelCom uses E-commerce systems, retail offices and agent locations as channels for receiving customer payments. Revenues from equipment sales, such as handsets, are recognized in the period in which the equipment is sold.

Revenue from Internet services is measured primarily by the time spent by subscribers online using Internet services. Revenue from service contracts is accounted for when the services are provided. Payments from customers for equipment are not recognized as revenue until installation and testing are completed and accepted by the customer. Domestic Long Distance/International Long Distance (“DLD/ILD”) and zonal revenues are recorded gross or net depending on the contractual arrangements with the end-users. The Company recognizes DLD/ILD and zonal revenues from local operators net of payments to these operators for interconnection and agency fees when local operators establish end-user tariffs and assume credit risk. Revenues are stated net of value-added tax and sales tax charged to customers.

In accordance with the provisions of the Security Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition in Financial Statements, VimpelCom defers upfront telecommunications connection fees. The deferral of revenue is recognized over the estimated average subscriber life, which is generally 32 months for mobile subscribers and from 5 to 29 years for fixed line subscribers. We also defer direct incremental costs related to connection fees for fixed line subscribers, in the amount not exceeding the revenue deferred.

Advertising

VimpelCom expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 2008, 2007 and 2006 was US$345,888, US$276,837 and US$215,103 respectively.

Rent

VimpelCom leases office space and the land and premises where telecommunications equipment is installed. There were no non-cancelable operating leases for the periods in excess of one year during either 2008 or 2007. Operating lease agreements for premises where telecommunications equipment is installed typically contain automatic year-by-year renewal provisions which stipulate renewal to the extent that neither party indicates otherwise, our experience to date indicates that renewal rates are in excess of 99%. Rental agreements do not include contingent or escalation clauses based on operations.

Rent expense under all operating leases and rental contracts in 2008, 2007 and 2006 was US$370,533, US$240,968 and US$156,451, respectively.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Government Pension Fund

VimpelCom contributes to the state pension funds in the Russian Federation, Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Georgia, and Armenia on behalf of its employees, contributions are expensed as incurred. Total contributions for the years ended December 31, 2008, 2007 and 2006 were US$58,010, US$38,439 and US$30,360, respectively.

Borrowing Costs

Borrowing costs include interest incurred on existing indebtedness and debt issuance costs. Interest costs associated with assets that require a period of time to get them ready for their intended use are capitalized and amortized over the related assets’ estimated useful lives. Debt issuance costs are capitalized and amortized over the term of the respective borrowings using the effective interest method. Interest expense for the years ended December 31, 2008, 2007 and 2006, was US$495,634, US$194,839 and US$186,404, respectively. VimpelCom capitalized interest in the cost of long lived assets in the amount of US$43,939, US$36,659 and US$12,253 in 2008, 2007 and 2006, respectively.

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

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Concentration of Credit Risk

Trade accounts receivable consist of amounts due from subscribers for airtime usage and amounts due from dealers and subscribers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service GSM network. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VimpelCom’s credit risk arising from its trade accounts receivable from subscribers is mitigated due to the large number of its active subscribers (subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period), of which approximately 95.9% subscribed to a prepaid service as of December 31, 2008 and, accordingly, do not give rise to credit risk. VimpelCom’s credit risk arising from its trade accounts receivable from dealers is mitigated due to the large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers. The Company also has receivables from other local and international operators from interconnect and roaming services provided to their customers.

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

VimpelCom issues advances to a variety of vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors provide for equipment financing in respect of certain deliveries of equipment (Note 13). VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

Accumulated Other Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes the effects of all other non – shareholder changes in net assets.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Stock-Based Compensation

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

On December 24, 2008 VimpelCom modified its stock-based compensation program to satisfy equity classification requirements. The modification was applied to all the options outstanding as of modification date. In determination of fair value VimpelCom considered historical data on estimated life of the options, forfeiture rates and volatility since from employee’s standpoint no changes to the amount of award were proposed. The historical based stock compensation provision accrued at the modification date in the amount of US$12,030 was reclassified from liability to equity and no gain or loss was recognized as of the modification date.

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

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Litigation Accrual

VimpelCom is party to various legal and regulatory proceedings in the normal course of business with respect to certain matters. Except as described in Note 21 VimpelCom does not believe that any legal or regulatory proceedings to which it is a party could have a material adverse impact on its business or prospects. VimpelCom evaluates the likelihood of an unfavorable outcome of the legal or regulatory proceedings to which it is a party in accordance with SFAS No. 5, Accounting for Contingencies, and EITF Topic D-86, Issuance of Financial Statements. These judgments are subjective based on the status of the legal or regulatory proceedings, the merits of its defenses and consultation with in-house and external legal counsel. The actual outcomes of these proceedings may differ from the Company’s judgments.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. The standard provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. VimpelCom adopted SFAS No. 157 for financial assets and liabilities on January 1, 2008 and the adoption of SFAS No. 157 did not have a material impact on VimpelCom’s results of operations or financial position. VimpelCom has not yet determined the effect the adoption of SFAS No. 157 for non-financial assets and liabilities will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets or Financial Liabilities. The standard permits entities to choose to measure many financial instruments and certain other items at fair value. The statement is expected to expand the use of fair value measurement. SFAS No. 159 shall be effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007, but earlier adoption is allowed under certain conditions. The adoption of SFAS No. 159 did not have a material impact on VimpelCom’s results of operations or financial position.

In December 4, 2007, the FASB issued SFAS No. 141(R), Business Combinations, and SFAS No. 160, Accounting and Reporting of Noncontrolling interest in Consolidated Financial Statements, an amendment of ARB No. 51. These new standards will significantly change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. The Company will be required to adopt SFAS No. 141(R) and SFAS No. 160 on January 1, 2009, and early adoption and retroactive application are prohibited. Under SFAS 141(R) acquisition related costs should not be capitalized any longer but expensed as incurred. As of the December 31, 2008 the Company has written off such expenses related to potential acquisitions in the amount of US$17,727.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110, Share-Based Payment, which, effective January 1, 2008, amends and replaces Question 6 of Section D.2 of SAB Topic 14, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123(R). SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. Although VimpelCom has availed itself to the “plain vanilla” awards in certain situations. The adoption effect of SAB 110 as of January 1, 2008 was immaterial.

In March 2008 the FASB issues an amendment to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. This standard amends and expands the disclosure requirements of SFAS No. 131 and requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. VimpelCom has not yet determined the effect the adoption of SFAS No. 161 will have on its consolidated financial statements.

3.	Business Combinations and Disposals

Unitel and Buztel

On January 18, 2006, VimpelCom acquired 100% of the shares of Bakarie Uzbekistan Telecom LLC (“Buztel”) for the purchase price of US$60,000 plus the assumption of approximately US$2,400 in debt. The primary reason for the acquisition of Buztel was that Buztel holds national GSM-900 and 1800 licenses in the Republic of Uzbekistan. On February 9, 2006, VimpelCom acquired 100% of Unitel LLC (“Unitel”) for the purchase price of US$200,000 plus the assumption of approximately US$7,700 in debt. Direct costs related to both acquisitions were US$974. The primary reason for the acquisition of Unitel was that Unitel holds national GSM-900 and 1800 licenses.

The acquisitions were recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of both companies amounted to US$106,913. The excess of the acquisition cost over the fair market value of the identifiable net assets of Unitel and Buztel amounted to US$154,061. This amount was recorded as goodwill, was assigned to the Uzbekistan reporting unit and is subject to annual impairment tests. On July 24, 2006, Buztel was merged into Unitel.

Buztel was previously owned by an affiliate of Altimo Holdings and Investments Limited (“Altimo”), a leading Moscow-based telecom investment company, which at the time of the acquisition were reported to have beneficially owned 32.9% of the voting shares of VimpelCom.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

3.	Business Combinations and Disposals (continued)

Mobitel

On July 12, 2006, VimpelCom acquired 51% of the outstanding participatory interests of Georgian cellular operator Mobitel LLC (“Mobitel”) and a call option for the remaining 49% of the outstanding participatory interests of Mobitel. Mobitel holds GSM-1800 cellular licenses that are valid through mid-2013. Mobitel was founded in November 2003 and at the date of acquisition did not conduct any commercial operations. It was considered as a variable interest entity and consolidated under the provisions of FIN 46R, Consolidation of Variable Interest Entities. The total cash purchase price, including transaction costs for the 51% interest was US$12,742. The primary reasons for the acquisition of Mobitel are that Mobitel owns GSM-1800 cellular licenses that are valid through mid-2013 and frequencies covering the entire territory of Georgia. Mobitel also possesses significant numbering capacity.

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

The primary reason for the acquisition was VimpelCom’s entry into the mobile telephony market in the Irkutsk region. CSK’s GSM-900/1800 and D-AMPS licenses cover a territory with a population of about 2.5 million. The acquisition was recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of CSK amounted to US$58,460. The excess of the acquisition cost over the fair market value of the identifiable net assets of CSK amounted to US$177,049. This amount was recorded as goodwill, was assigned to the Russian mobile reporting unit and is subject to annual impairment tests.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

3.	Business Combinations and Disposals (continued)

Golden Telecom

On December 21, 2007, subsidiaries of VimpelCom and Golden Telecom Inc. (“Golden Telecom”), a leading facilities-based provider of integrated telecommunications and Internet services in the Russian Federation, signed a definitive merger agreement. Pursuant to the merger agreement, Lillian Acquisition Inc. (“Lillian”), an indirect wholly owned subsidiary of VimpelCom, commenced a tender offer on January 18, 2008, to acquire 100% of the outstanding shares of Golden Telecom’s common stock at a price of $105 per share in cash. The tender offer was successfully completed on February 15, 2008, with 36,533,255 shares of Golden Telecom common stock (including shares delivered through notices of guaranteed delivery), representing approximately 90.5% of the outstanding shares of Golden Telecom’s common stock tendered and not withdrawn. On February 18, 2008, Lillian commenced a subsequent offer for all remaining shares of Golden Telecom common stock. The subsequent offer was successfully completed on February 26, 2008, with 38,093,677 shares of Golden Telecom common stock tendered during the initial and subsequent offering periods. These shares represented approximately 94.4% of the outstanding shares of Golden Telecom’s common stock, an amount sufficient to permit the completion of a “short-form” merger under applicable Delaware law, without a vote of the remaining stockholders of Golden Telecom. As a result, VimpelCom Finance B.V., a direct wholly-owned subsidiary of VimpelCom, and Lillian on February 28, 2008, consummated a “short-form” merger, in which Lillian was merged with and into Golden Telecom and all remaining stockholders of Golden Telecom who did not tender their shares in the tender offer (other than those, if any, properly perfecting dissenters’ rights) received the right to receive $105.00 per share in cash. Following the completion of the merger as of February 28, 2008, Golden Telecom became an indirect wholly-owned subsidiary of VimpelCom and started to be consolidated in VimpelCom’s financial statements. The fair value of acquired identifiable net assets of Golden Telecom at the date of the acquisition amounted to US$1,431,818. The excess of the acquisition cost over the fair value of the identifiable net assets of Golden Telecom amounted to US$2,884,341, which was recorded as goodwill and assigned to Russia fixed and Russia mobile reporting units in the amounts of US$2,430,657 and US$453,684, respectively. This goodwill is not deductible for tax purposes.

The following table summarizes the Company’s estimate of the fair values of the assets acquired and liabilities assumed at the date of acquisition:

As of the Date of Acquisition
Cash and cash equivalents	$56,095
Other current assets	382,990
Property and equipment	1,101,217
Licenses (3.3 years weighted average remaining useful life)	70,361
Customer Relationships (13.6 years weighted average remaining useful life)	686,743
Other intangible assets (1 years weighted average remaining useful life)	46,977
Goodwill	2,884,341
Other non-current assets	43,343

Total assets acquired	5,272,067
Current liabilities	379,014
Long-term liabilities	576,894

Total liabilities assumed	955,908

Total acquisition price	$4,316,159

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

3.	Business Combinations and Disposals (continued)

Corbina Telecom

On June 11, 2008 VimpelCom increased its share of ownership in Closed Joint Stock Company Cortec (“Corbina Telecom”), 51% subsidiary of Golden Telecom by acquiring the remaining 49% from Inure Enterprises Ltd. (“Inure”) for US$404,000 and US$4,250 of costs related to acquisition. As a result of this transaction, VimpelCom and its subsidiary together now own 100% of the shares of Corbina Telecom. The step acquisition was recorded under purchase method of accounting. The Company’s financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned US$68,120 to intangible assets which will be amortized over a weighted average period of approximately 12 years, recording of a deferred tax liability in the amount of US$17,348 and adjusted minority interest by US$40,404. The total fair value of identifiable net assets acquired amounted to $95,338. The excess of the acquisition cost over the fair value of identifiable net assets of Corbina Telecom amounted to US$312,912 and assigned to Russia fixed reporting unit.

GTEL-Mobile

On July 8, 2008 VimpelCom and its 100% owned direct subsidiary Ararima Enterprises Limited (Cyprus) (“Ararima”) signed a Joint Venture and Shareholders Agreement to establish a mobile telecommunications joint venture in Vietnam under the name of GTEL-Mobile Joint Stock Company (“GTEL-Mobile”). The other participants in GTEL-Mobile are Global Telecommunications Corporation (“GTEL”), a Vietnamese state-owned enterprise and GTEL TSC, a subsidiary of GTEL. Ararima received a 40% voting and economic interest in GTEL-Mobile in consideration for an equity investment of US$266,670 that has been paid in full. GTEL and GTEL TSC have equity interests in GTEL-Mobile of 51% and 9%, respectively. GTEL-Mobile has received all of the regulatory approvals required under the Joint Venture and Shareholders Agreement, including the registration of GTEL-Mobile, GSM license and related frequencies.

Sotelco

On July 16, 2008, VimpelCom through Ararima acquired an indirect 90% voting and economic interest in the Cambodian company Sotelco Ltd. (“Sotelco”), which holds a GSM 900/1800 license and related frequencies for the territory of Cambodia. The transaction was made through the purchase of 90% of Sotelco’s parent company, Atlas Trade Limited (BVI) (“Atlas”), for US$28,000 from Altimo. The remaining 10% of Atlas are owned by a local partner, a Cambodian enterpreneur. VimpelCom has also acquired a call option to purchase the 10% interest of the local partner. The acquisition of Sotelco was accounted for as an asset purchase of the telecom license through a variable interest entity. On acquisition, the Company allocated approximately $41,646 to license, $8,329 to deferred tax liability and $5,100 to noncontrolling interest.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

3.	Business Combinations and Disposals (continued)

Euroset

On October 23, 2008 VimpelCom through Ararima acquired 49.9% shares of Morefront Holdings Ltd, a company that owns 100% of the Euroset Group (“Euroset”), from Rambert Management Ltd, a company controlled by Inure, for approximately US$226,000. The acquisition was recorded under the equity method of accounting. The total preliminary estimated fair value of identifiable net liabilities acquired amounted to $355,515. The excess of the acquisition cost over the VimpelCom’s share in the fair value of identifiable net liabilities of Euroset amounted to US$405,516. In addition, as part of the transaction, VimpelCom has agreed on put and call arrangements, exercisable after three years, with respect to a further 25% of the shares of Morefront Holdings Ltd. owned by Rambert Management Ltd.

Other Acquisitions

On July 1, 2008 VimpelCom exercised its option to acquire an additional 25% less one share of Limnotex Developments Limited (“Limnotex”) for US$561,807. Limnotex is the parent company of KaR-Tel, VimpelCom’s operating subsidiary in Kazakhstan. As a result of the exercise, VimpelCom’s overall direct and indirect share stake in Limnotex increased from 50% plus one share to 75%. The acquisition was recorded as step acquisition under the purchase method of accounting. The Company’s financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned US$147,734 to intangible assets which will be amortized over a weighted average period of approximately 7 years, recording of a deferred tax liability in the amount of US$42,834 and adjusted minority interest by US$153,981. The fair value of acquired identifiable net assets amounted to US$99,946. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$309,490. This amount was recorded as goodwill, was assigned to the Kazakhstan reporting unit and is subject to annual impairment tests. To ensure a path to complete ownership over KaR-Tel, VimpelCom has agreed on put and call option arrangements with respect to the remaining 25% share in Limnotex which is held by Crowell Investments Limited.

During the year 2008 the Company completed several small acquisitions of fixed line telecommunication operators in different regions of Russia with the total consideration of US$32,274. The acquisitions were recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of the acquired companies amounted to US$21,959 and adjusted minority interest by US$11,744. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$10,315. This amount was recorded as goodwill, was mainly assigned to the Russia fixed reporting unit and is subject to annual impairment tests.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

3.	Business Combinations and Disposals (continued)

The following unaudited pro forma combined results of operations for VimpelCom give effect to the CSK, Golden Telecom, Corbina Telecom and Euroset business combinations as if they had occurred at the beginning of 2007. The pro forma combined results do not include Sotelco as non-operating entity and therefore would not impact the results. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

	Year ended December 31,
Unaudited	2008	2007
Pro forma total operating revenues	$10,359,737	$8,403,248
Pro forma net income	299,455	1,314,887

Pro forma basic and diluted net income per common share	$5.91	$25.84

4.	Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at December 31:

	2008	2007
US dollars	$553,611	$183,746
Roubles	182,165	736,490
Uzbekistan Sum	75,727	43,283
EURO	56,571	16,647
Kazakhstan Tenge	32,740	11,214
Armenian Dram	8,835	10,772
Ukrainian Hryivna	3,120	1,078
Other currencies	1,914	481

	$914,683	$1,003,711

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

5.	Derivative Instruments

VimpelCom uses derivative instruments, including swaps, forward contracts and options to manage certain foreign currency and interest rate exposures. The Company views derivative instruments as risk management tools and does not use them for trading or speculative purposes. Derivatives are considered to be economic hedges, however all derivatives are accounted for on a fair value basis and the changes in fair value are recorded in the statement of income. As described in Note 2, we adopted SFAS 157 on January 1, 2008. SFAS 157, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The fair value of derivatives measured at fair value on a recurring basis using Level 2 approach.

At December 31, 2008, the fair value of derivatives recorded as non-current liabilities was US$8,544 and current assets was US$109,751 and at December 31, 2007, the fair value of derivatives recorded as short-term liabilities was US$10,912. No amounts have been recorded in shareholders equity. The net foreign exchange gains of US$120,102 and US$39,312, net foreign exchange loss of US$14,250 for the years ended December 31, 2008, 2007 and 2006, respectively, net other losses of US$5,493, US$2,248, US$780 for the years ended December 31, 2008, 2007 and 2006, respectively, and interest expense in the amount of US$3,153 for the year 2008 were included in the accompanying consolidated statements of income and related to the change in fair value of derivatives.

In June and July 2006 VimpelCom entered into a series of short-term forward agreements for a total amount of US$570,000 to hedge its short term US dollar denominated obligations. The forward exchange rates in the contracts ranged from 26.79 Roubles per 1 US dollar to 26.98 Roubles per 1 USdollar and matured in the year ended December 31, 2006. The change in fair value of these contracts before July 1, 2006 was recognized as non-operating gain/loss and starting from July 1, 2006 due to the functional currency change – as foreign exchange gain/loss. The accompanying financial statements include US$14,336 of foreign exchange loss from recognising these contracts at fair value as of December 31, 2006. In November 2006, VimpelCom entered into forward foreign exchange contracts for a total amount of US$736,629 to hedge its US dollar denominated obligations due in 2007 and 2008. These contracts ranged from 26.6 Roubles per 1 US dollar to 26.7 Roubles per 1 US dollar.

In March 2007 VimpelCom entered into short-term forward agreements for a total amount of US$53,010 to hedge its short-term US dollar denominated obligations with a forward exchange rate 26.1775 Roubles per 1 US dollar.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

5.	Derivative Instruments (continued)

During the third quarter 2007 VimpelCom entered in short-term zero-cost collar agreement for a total amount of US$120,545 to hedge its US dollar debt. The forward exchange rate of protection was 27.0323 Roubles per 1 US dollar and the rate of participation was 24.9281 Roubles per 1 US dollar. These zero-cost collars were closed in June 2008.

During the fourth quarter of 2006 VimpelCom entered into a short-term cross-currency interest rate swap transaction. The amount of the swap is US$236,111 at 26.64 Roubles per 1 US dollar as well as a 6.37% interest rate. The amount of the contract will be subject to remeasurement going forward, in conjunction with the change of the exchange rate of the US dollar to the Russian ruble and LIBOR fluctuation. This cross-currency interest rate swap was closed in February 2008.

On October 3, 2006, KaR-Tel LLP (“Kar-Tel”), our subsidiary in Kazakhstan, and Citibank, N.A., London signed an agreement which provides Kar-Tel rights to enter into transactions with derivatives. On November 8, 2006, KaR-Tel entered into a swap deal with Citibank, N.A., London for the amount of US$100,000 or 12,246,000 thousand Kazakhstan Tenge by fixing the settlement rate to 122.64 Kazakhstan Tenge per 1 US dollar and current floating interest rate payable for a loan with the European Bank of Reconstruction and Development (“EBRD”) at 9.9%. This agreement was effective until December 18, 2010. However, on March 4, 2008, the swap transaction was terminated based on the mutual agreement with Citibank, N.A., London. As a result of this, on March 12, 2008, KaR-Tel received a termination payment from Citibank, N.A., London in the amount of US$1,400 and derecognized the derivative asset of $5,011, which have been recorded in other income and other expense, in the accompanying financial statements.

On March 5, 2008 VimpelCom entered into an option agreement (zero-cost collar) with Deutsche Bank and received a right to purchase US$643,620 for Russian rubles at a rate not higher than 26.84 Roubles per 1 US dollar in exchange for the granting to Deutsche Bank a right to sell the same amount of US dollars to VimpelCom at rate not lower than 23.50 Roubles per 1 US dollar. Options are exercisable at various dates ranging from August 2008 to March 2009.

On October 3, 2008 VimpelCom entered into the option agreement (zero-cost collar) with Vneshtorgbank (“VTB”) and received a right to purchase US$851,813 for Russian Roubles at a rate not higher than 33.15 Roubles per 1 US dollar in exchange for the granting to VTB a right to sell the same amount of US dollars to VimpelCom at rate not lower than 24.90 Roubles per 1 US dollar. Options are exercisable at various dates ranging from April 2009 to September 2009.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

6.	Property and Equipment

Property and equipment, at cost, consisted of the following at December 31:

	2008	2007
Telecommunications equipment	$6,608,140	$5,517,009
Land, buildings and constructions	351,055	281,744
Office and measuring equipment	711,304	637,392
Other equipment	400,713	326,439

	8,071,212	6,762,584

Accumulated depreciation	(2,828,845)	(2,209,951)

Equipment not installed and assets under construction	1,183,506	945,186

Total property and equipment, net	$6,425,873	$5,497,819

7.	Telecommunications Licenses and Other Intangible Assets

Telecommunications licenses acquired directly by VimpelCom were initially recorded at cost. Telecommunications licenses acquired in business combinations were initially recorded at their fair value as of the acquisition date.

The total gross carrying value and accumulated amortization of VimpelCom’s telecommunications licenses as of December 31, 2008 and 2007 were as follows:

	2008	2007
Telecommunications licenses, at cost	$1,301,169	$1,331,531
Accumulated amortization	(588,962)	(495,805)

	712,207	835,726
Telecommunications licenses not in current use	52,576	79,485

Total telecommunications licenses, net	$764,783	$915,211

Telecommunication licenses not in current use mainly comprised of GSM telecommunications license owned by Sotelco, for which the business operations have not been started, in the amount of US$41,741 as of December 31, 2008.

In 2007 VimpelCom acquired Dominanta LLC (“Dominanta”) – an entity which hold DVB-H license and, together with Golden Telecom, in February 2008 VimpelCom acquired Colangon-Optim LLC (“Colangon’), an entity which hold DVB-T license. Both licenses gave an opportunity for VimpelCom to start provide TV services. However, additional broadcasting licenses are required to start operations, and current legislation does not have a mechanism of obtaining such licenses. Due to the high level of uncertainty on the terms when such licenses can be obtained, the management decided to write-off the value of DVB-T/DVB-H licenses as of the end of 2008. The total amount of write-off is US$37,620.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

7.	Telecommunications Licenses and Other Intangible Assets (continued)

The total gross carrying value and accumulated amortization of VimpelCom’s intangible assets by major intangible asset class as of December 31, 2008 and December 31, 2007 was as follows:

	Weighted average amortization period, years	2008	2007
Telephone line capacity	9.1	$144,927	$172,672
Customer relationships	13.3	836,374	210,158
Other intangible assets	4.8	228,170	98,554

		1,209,471	481,384
Accumulated amortization		(326,641)	(218,882)

Total other intangible assets, net	11.2	$882,830	$262,502

Amortization expense for all VimpelCom’s intangible assets for each of the succeeding five years is expected to be as follows:

2009	366,646
2010	312,713
2011	294,570
2012	273,499
2013	205,967
Thereafter	141,642

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

8.	Impairment of Goodwill and Long-Lived Assets

The Company has the following reporting units. The change in carrying amount of goodwill for the year ended December 31, 2008 is presented below:

Reporting units	Balance as of December 31, 2007	Acquisition	Finalization of Purchase Price	Impairment	Translation adjustment	Balance as of December 31, 2008
Kazakhstan mobile	$180,481	$309,490	$(7,045)	$—	$(3,220)	$479,706
Kazakhstan fixed	12,911	—	(12,870)	—	(41)	(0)
Ukraine mobile	81,999	—	—	(53,778)	(28,221)	0
Tadjikistan mobile	13,063	—	—	—	—	13,063
Uzbekistan mobile	154,061	—	—	—	—	154,061
Armentel mobile	135,662	—	—	—	(1,110)	134,552
Armentel fixed	10,211	—	—	—	(84)	10,127
Russia mobile	451,428	453,684	—	—	(155,134)	749,978
Russia fixed	—	2,753,883	—	(315,049)	(503,379)	1,935,455

Total	$1,039,816	$3,517,057	$(19,915)	$(368,827)	$(691,189)	$3,476,942

Under provisions of SFAS 142, goodwill is tested annually for impairment as of December 31or upon the occurrence of certain events or substantive changes in circumstances. In performing the first step (“Step 1”) of the goodwill impairment test in accordance with SFAS 142, the Company compared the net book values of its reporting units to their estimated fair values. In determining the estimated fair values of the reporting units, the Company employed a Discounted Cash Flow (“DCF”) analysis. Determining estimated fair values requires the application of significant judgment. As a result of the significant economic downturn in the last few months of 2008, determining the fair value of the Company’s reporting units required more judgment than in the past. In particular, the global economic recession has resulted in, among other things, increased unemployment, lower consumer confidence and reduced business and consumer spending. These factors dampened the Company’s expectations of future business performance.

The basis for our cash flow assumptions includes historical and forecasted revenue, operating costs and other relevant factors including estimated capital expenditures. Assumptions under this method have been adjusted to reflect increased risk due to current economic volatility.

	2008	2007
Discount rate	16.6% - 21.9%	11.8% - 18.8%
Terminal growth rate	3% - 3.5%	3%
Start of terminal growth period	7 years -10 years	7 years

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

8.	Impairment of Goodwill and Long-Lived Assets (continued)

The Company estimates revenue growth rates for each reporting unit and each future year. These rates vary based on numerous factors, including size of market in particular country, GDP (Gross Domestic Product) and foreign currency projections, traffic growth, market share and others. In 2008, the Compound Annual Growth Rates ranged from zero to growth by 18%; these rates are lower than those used in 2007. Operating Income Before Depreciation and Amortization (“OIBDA”) margin is less dependent on those factors however the Company expects lower margins than in 2007. In 2008, the average OIBDA margins ranged from 28.9% to 54.5%.

The results of the DCF analyses were corroborated with other value indicators where available, such as the Company’s market capitalization, comparable company earnings multiples and research analyst estimates. Management bases its fair value estimates on assumptions it believes to be reasonable, but which are unpredictable and inherently uncertain.

The results of this Step 1 process indicated that there was a potential impairment of goodwill in the Russia Fixed and Ukraine Mobile reporting units, as the carrying values of the net assets of the reporting units exceeded their estimated fair values. As a result, the second step (“Step 2”) of the goodwill impairment test was performed for these reporting units. The implied fair value of goodwill determined in the Step 2 analyses was determined by allocating the fair value of the reporting units to all its the assets and liabilities (including any unrecognized intangible assets and related deferred taxes) as if the reporting unit had been acquired in a business combination. As a result of these Step 2 analyses, the Company recorded goodwill impairments of US$315,049 and US$53,778 at the Russia Fixed and Ukraine Mobile reporting units, respectively. As a result of the goodwill impairment taken as of December 31, 2008, the carrying values of goodwill in these reporting units were reset to their implied fair values as of December 31, 2008.

Although only the Russia Fixed and Ukraine Mobile reporting units failed Step 1 of the goodwill impairment test and, thus, recorded goodwill impairment, the overall economic crisis caused a decrease in the estimated fair values of all other VimpelCom’s reporting units during 2008. Consequently, any further decline in estimated fair values could result in additional goodwill impairments. To illustrate the magnitude of potential goodwill impairments relative to future changes in estimated fair values, had the fair values of the following material reporting units been hypothetically lower by the percentages listed below, the reporting unit book value would have exceeded fair value by approximately the amounts set forth in the table.

	10%	20%	30%
Armenia Fixed	24,217	57,171	90,126
Armenia Mobile	7,526	37,709	67,891
Kazakhstan Mobile	—	34,263	152,812

If any of these cases were to occur, Step 2 of the goodwill impairment test would be required to be performed to determine the ultimate amount of impairment loss to record.

Additionally, if the fair value of the Russia Fixed reporting unit were to decrease by 10%, an additional impairment charge of $246,149 would be recorded.

As for the other reporting units, a change in fair value of 30% would not cause the reporting unit to fail Step 1.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

8.	Impairment of Goodwill and Long-Lived Assets (continued)

An increase in the discount rate by one percentage point or a reduction in revenue growth by 10% would result in a decrease in the combined fair value of the reporting units of approximately US$1,492,655 and US$1,101,282, respectively. For the reporting units discussed above, the relative decreases in fair value of reporting unit would be:

	1%age Point Increase In Discount Rate	10% Decrease in Revenue Growth
Russia Fixed	8.5%	10.3%
Armenia Fixed	6.4%	6.0%
Armenia Mobile	7.5%	7.5%
Kazakhstan Mobile	6.8%	7.1%

The aggregate impairment charge for the Ukraine Mobile reporting unit was attributable to (a) the use of higher discount rate of 21.9% in 2008 as compared to 12.0% in 2007 and (b) decrease in forecasted cash flows.

The impairment charge for the Russia Fixed reporting unit was attributable to (a) the use of a higher discount rate of 17.0% for Rouble denominated cash flows as compared to 12.8% used in the original valuation of Golden Telecom as of the acquisition date and (b) lower projected future cash flows due to negative effect of current crisis. These assumptions reflect an expected increase in the risks inherent in the estimated future cash flows attributable to the current economic volatility, which became more pronounced during the fourth quarter of 2008.

Long Lived Assets

As a result of the goodwill impairments at these reporting units, the Company also tested the finite-lived intangible assets for impairment pursuant to FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. For the Russia Fixed reporting unit, the undiscounted future cash flows associated with the long-lived assets exceeded the carrying value of those assets, and thus there was no impairment. However, for the Ukraine Mobile reporting unit, because of the decrease in the expected future cash flows due to the projected decline in service revenues (relative to the Company’s previous analyses), the Company concluded such assets were impaired, and an asset impairment of US$36,300 was recognized.

In addition, the Company recorded other asset impairments of US$37,620 in 2008.

As a result of the asset impairments taken in 2008, the carrying values of the impaired assets were reset to their estimated fair values at December 31, 2008.

Any further decline in the estimated fair values could result in impairments to long-lived assets or goodwill. It is possible that such impairments, if required, could be material and may need to be recorded prior to the fourth quarter of 2009 (i.e., during an interim period) if the company’s results of operations or other factors require such assets to be tested for impairment at an interim date.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

9.	Software

The total gross carrying value and accumulated amortization of VimpelCom’s software as of December 31, 2008 and December 31, 2007 were as follows:

	2008	2007
Software, at cost	$1,453,319	$1,432,647
Accumulated depreciation	(904,153)	(809,832)

Total software, net	$549,166	$622,815

10.	Investments in Associates

Investments in associates consisted of the following at December 31:

	2008	2007
Euroset (1)	$160,127	$—
GTEL - Mobile (2)	306,027	—
Rascom (3)	23,409	—
Others	3,987	5,908

Total	$493,550	$5,908

(1)

VimpelCom acquired 49.9% interest in Euroset in October 2008 (Note 3). Total assets and total liabilities of Euroset as of December 31, 2008 comprised of US$1,086,425 and US$1,514,035, respectively. The result of Euroset operations for the period starting from the acquisition date to December 31, 2008 was a net loss in the amount of US$120,829. The carrying amount of the Company’s investments in Euroset and the amount of the underlying equity in net liabilities of Euroset were US$160,127 and US$213,377, respectively, as of December 31, 2008. The difference between the amount at which an investment is carried and the amount of VimpelCom’s share in net liabilities of Euroset constists of goodwill in the amount of US$371,578 and currency translation adjustment in the amount of US$1,926. The carrying amount of investment includes VimpelCom’s share in net loss of Euroset for the period starting from the acquisition date to December 31, 2008 in the amount of US$60,294 and accumulated other comprehensive income in the amount of US$7,528.

(2)

As of December 31, 2008, VimpelCom has investments in GTEL-Mobile of US$304,230, the company that holds the mobile telecommunication license in Vietnam (Note 3). GTEL—Mobile has not started rendering of telecommunication services as of the reporting date. The net gain for the period starting from acquisition date to December 31, 2008 in the amount of US$1,797 increased the carrying amount of investments and mainly resulted from forex gains.

(3)

The Company’s share in Rascom CJSC (“Rascom”), a company acquired as part of Golden Telecom acquisition (Note 3), is 54%. Investment in Rascom does not qualify for accounting under the consolidation method of accounting because the rights of the minority shareholder represent substantive participating rights, and as result, such rights overcome the presumption that the Company controls Rascom. Therefore, the Company accounts for this investment under the equity method. Equity in net income of Rascom for the year ended December 31, 2008 was of US$2,176.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

11.	Inventory

Inventory consisted of the following at December 31:

	2008	2007
Telephone handsets and accessories for sale	$78,607	$6,792
SIM-Cards	16,205	12,265
Equipment for sale	12,918	—
Info materials	11,829	20,181
Scratch cards	7,000	12,154
Other inventory	16,090	7,446

Total	$142,649	$58,838

12.	Supplemental Balance Sheet Information

Other current assets consisted of the following at December 31:

	2008	2007
Advances to suppliers	$85,887	$45,362
Short term investments	—	42,712
Software with a useful life shorter than one year	29,331	32,965
Prepaid taxes	154,837	35,955
Forwards and other derivatives	109,751	—
Interest receivable	32,184	2,425
Other	28,489	7,468

Total other current assets	$440,479	$166,887

Other non-current assets consisted of the following at December 31:

	2008	2007
Prepayments to suppliers for long-lived assets	$56,953	$69,906
Escrow cash deposit	—	200,170
Prepayments for investments in equity	—	6,367
Long term advances	56,486	—
Unamortized debt issue costs	81,142	69,534
Frequencies and permissions	113,972	75,279
Long term loans receivable	350,000	—
Long term input VAT	41,222	33,043
Other long-term assets	25,727	43,597

Total other non-current assets	$725,502	$497,896

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

12.	Supplemental Balance Sheet Information (continued)

On February 13, 2008, VimpelCom advanced to Crowell Investments Limited (“Crowell”), under a loan agreement as of February 11, 2008, (the “Loan Agreement”), a loan in the principal amount of US$350,000 and at the interest rate of 10%. The loan is secured by 25% of the shares of Limnotex. The Loan Agreement was entered into after Crowell acquired the entire issued share capital of Menacrest Limited (“Menacrest”), which is the parent company of LLC Sky Mobile (“Sky Mobile”), a mobile operator in Kyrgyzstan. Crowell granted the Company two call options over the entire issued share capital of Menacrest. The loan has been recorded in long-term loans receivable and related accrued interest of US$26,790 in other current assets.

As of 31 December 2007 amounts held by Lillian at Citibank N.A. included US$120,000 on an escrow account and US$80,000 on a control account. Funds were placed on the escrow and control accounts in accordance with Lillian’s obligations to Golden Telecom under the terms of the Merger Agreement executed in connection with the acquisition of Golden Telecom. This deposit was released from the escrow and control accounts and used to pay Golden Telecom shareholders for their tendered shares in February 2008. (Note 3).

Other current accrued liabilities consisted of the following at December 31:

	2008	2007
Cash rights for shares of Golden Telecom	$145,930	—
Interest payable	84,606	24,712
Current portion of stock option reserve (Note 19)	—	143,563
Accrued income	17,002	4,559
Derivatives	—	10,912
Other accrued liabilities	41,217	2,368

Total current accrued liabilities	$288,755	$186,114

Cash rigts for shares of Golden Telecom represents amount not paid to the previous shareholders of Golden Telecom as of December 31, 2008.

Other non-current liabilities consisted of the following at December 31:

	2008	2007
Asset retirement obligations	$29,717	$21,095
Long term deferred revenue	29,470	—
Stock option reserve (Note 19)	—	15,845
Derivatives	8,544	—
Other non-current liabilities, including FIN 48 provision	55,094	15,674

Total other non-current liabilities	$122,825	$52,614

On December 24, 2008 VimpelCom modified its stock-based compensation program to satisfy equity classification requirements. As a result, the stock historical based compensation provision accrued at the modification date in the amount of US$12,030 was reclassified from liability to equity (Note 19).

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt

VimpelCom finances its operations using a variety of lenders in order to minimize total borrowing costs and maximize financial flexibility. The Company continues to use bank debt and lines of credit and issued Notes to fund operations, including capital expenditures.

The following table provides a summary of outstanding bank loans, equipment financing indebtedness, capital lease obligations and other debt as of:

	December 31, 2008	December 31, 2007
Bank loans, less current portion	$6,405,492	$2,088,438
Long-term portion of equipment financing	127,807	151,659
Long -term portion of capital leases	406	—

Total long-term debt	$6,533,705	$2,240,097

Bank loans, current portion	$1,705,777	$419,495
Short-term portion of equipment financing	88,704	81,050
Short-term portion of capital leases	739	—
Other debt	114,001	25,967

Bank and other loans, current portion	$1,909,221	$526,512

Bank Loans

Bank loans consisted of the following as of December 31:

		2008	2007
Syndicated Facility B	(1)	$2,000,000	$—
Eurobonds	(2)	2,000,000	—
UBS (Luxembourg) S.A.	(3)	1,417,234	1,417,234
Sberbank	(4)	829,230	309,337
Syndicated Facility (Euro)	(5)	777,179	—
Ruble Bonds	(6)	340,363	—
Citibank International plc	(7)	275,000	—
EBRD – loan to KaR-Tel	(8)	127,965	90,000
Standart Bank PLC – loan to URS	(9)	100,000	100,000
Svenska Handelsbanken AB	(10)	81,866	106,067
Citibank N.A.	(11)	61,191	77,634
Raiffeisenbank Austria – loan to URS	(12)	32,000	40,000
Bayerische Landesbank – loan to URS	(13)	32,000	40,000
Bayerische Hypo- und Vereinsbank AG	(14)	25,020	41,038
OTP Bank – loan to URS	(15)	10,000	10,000
Citibank/Sumitomo	(16)	—	229,400
Citibank/Standard Bank London	(17)	—	47,223
Other loans		2,221	—

		$8,111,269	$2,507,933
Less current portion		(1,705,777)	(419,495)

Total long-term bank loans		$6,405,492	$2,088,438

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Bank Loans (continued)

(1)

On February 8, 2008, VimpelCom entered into a new loan agreement for an aggregate principal amount of US$3,500,000. ABN AMRO Bank N.V., Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited jointly committed to provide a US$1,500,000 bridge term loan facility (“Facility A”) and a US$2,000,000 term loan facility (“Facility B”) to partially finance the acquisition of Golden Telecom by a subsidiary of the Company. Facility A was required to be refinanced within 12 months by an issuance of bonds or other form of financing, subject to market conditions. Facility B is required to be repaid in equal semi-annual instalments starting from the date falling 12 months after the signing date. Facility A bore interest at LIBOR plus margins of 0.75% per annum for first 6 months; 1% per annum for the period from 7 to 9 months; and 1.25% per annum thereafter. Facility B bears interest at London Interbank Offered Rate (“LIBOR”) plus a margin of 1.5% per annum. On February 19, 2008, VimpelCom drew down US$3,500,000 under the loan agreement. At the end of March 2008 the Mandated Lead Arrangers and Bookrunners completed the syndication of Facility B. On May 6, 2008, the Company fully repaid Facility A from the proceeds of two loans from VIP Finance Ireland Limited in an aggregate principal amount of US$2,000,000, funded by the issuance of limited-recourse loan participation notes by VIP Finance Ireland Limited on April 30, 2008 (as further described below). The principal amount of debt outstanding under Facility B as of December 31, 2008 was US$2,000,000.

(2)

On April 30, 2008, VIP Finance Ireland Limited completed an offering of an aggregate principal amount of US$2,000,000 loan participation notes, split equally between five-year and 10-year tranches, for the sole purpose of funding loans in an aggregate principal amount of US$2,000,000 to VimpelCom. The five-year US$1,000,000 issue (the “2013 Notes”) and related loan in the same principal amount bear interest at an annual rate of 8.375% payable semi-annually and are due in April 2013. The 10-year US$1,000,000 issue (the “2018 Notes”) and related loan in the same principal amount bear interest at an annual rate of 9.125% payable semi-annually and are due in April 2018. The loan participation notes are listed on the Irish Stock Exchange and are with limited recourse to VIP Finance Ireland Limited. VimpelCom raised this financing (i) to repay Facility A under the loan agreement entered into on February 8, 2008 (as described above), in connection with its acquisition of Golden Telecom and (ii) to continue the development and expansion of the Company’s networks, including through possible acquisitions or investments in existing wireless operators within Russia or abroad, by establishing new wireless operators or by entering into local partnerships or joint ventures within Russia or abroad. On May 6, 2008, Facility A was fully repaid in the amount US$1,500,000. Deferred financing costs relating to the 2013 Notes offering and 2018 Notes offering (which include gross issuance costs) comprised US$8,027 and US$8,327 respectively and will be amortized over 5 and 10 years respectively.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Bank Loans (continued)

(3)

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

Date Borrowed	Due Date	Payment Period	Amount Borrowed	Interest Rate	31-Dec-08	31-Dec-07
16-Jun-04	16-Jun-09	Semi-annually	$250,000	10%	$17,234	$17,234
14-Jul-04	16-Jun-09	Semi-annually	200,000	10%	200,000	200,000
22-Oct-04	22-Oct-11	Semi-annually	300,000	8.38%	300,000	300,000
11-Feb-05	11-Feb-10	Semi-annual	300,000	8%	300,000	300,000
22-May-06	22-May-16	Semi-annually	$600,000	8.25%	600,000	600,000

Total					$1,417,234	$1,417,234

On May 22, 2006, UBS and VimpelCom entered into a Loan for $600,000 and reduced the principal amount of the Loan dated June 16, 2004 to $17, 234. UBS completed an offering of US$600,000 8.25% loan participation notes due 2016 (the “2016 Notes”) for the sole purpose of funding such US$600,000 loan (the “2016 Loan”) to VimpelCom. US$367,234 principal amount of the 2016 Notes was issued in a concurrent offer (the “Concurrent Offer”) for cash consideration and US$232,766 principal amount of the 2016 Notes was issued in an exchange offer (the “Exchange Offer”) in exchange for an equal principal amount of validly tendered and accepted 10.0% loan participation notes due 2009 (the “2009 Notes”) issued in June and July 2004. As a consequence of the Exchange Offer, the obligation of UBS to advance the remaining US$232,766 principal under the 2016 Loan was offset against the tendered 2009 Notes, thereby reducing the aggregate outstanding principal amount due under the Loans due June 16, 2009 from US$450,000 to US$217,234. Deferred financing costs relating to the 2016 Notes offering (which includes gross issuance cost and the compensatory fee connected with the Exchange Offer) comprised US$28,421 and will be amortized over 10 years.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Bank Loans (continued)

(4)

In April 2004, Sberbank provided a five-year, US dollar denominated, secured, non-revolving credit line of US$130,000 to VimpelCom. The loan is to be repaid in eight equal installments, on a quarterly basis, commencing February 27, 2007. The interest rate as of December 31, 2007, was 8.5% per annum and is subject to change by Sberbank upon the occurrence of certain events. In 2004, VimpelCom signed a series of pledge agreements with Sberbank. As of December 31, 2008, assets pledged as collateral against this credit line included promissory notes issued by VimpelCom to Impuls-KB CJSC (“Impuls-KB”)as collateral against this credit line with a nominal amount of 1,610,000 thousand roubles (US$54,798 at the exchange rate as of December 31, 2008). Under the loan agreement, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. In accordance with the Loan Agreement Sberbank has the right to increase the annual interest rate by not more than 1.3 times when the legal reserve requirements established by Central Bank of Russian Federation have increased by more than 20%. From November 1, 2008 Sberbank increased the interest rate up to 9.25%. The principal amount outstanding under this credit line, as of December 31, 2008, was US$16,225.

On August 31, 2006, Sberbank provided VimpelCom with a three-year Russian rouble denominated non-revolving credit line in the amount of 6,000 million Russian roubles (US$204,218 at the exchange rate as of December 31, 2008). The loan bears annual interest at a rate of 8.5%, which may be changed unilaterally by Sberbank upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. As of December 31, 2008, assets pledged as collateral against this loan consisted of promissory notes issued by VimpelCom to RTI Service-Svyaz (“RTI”) and Impuls-KB with a nominal amount of 3,830,000 thousand roubles (US$130,359 at the exchange rate as of December 31, 2008). The loan will be repaid in three quarterly installments, the first of which will be on February 27, 2009, and the last of which will be on August 30, 2009. On February 26, 2007 VimpelCom drew down 6,000 million Russian roubles under this non-revolving credit line with Sberbank. In accordance with the Loan Agreement Sberbank has the right to increase the annual interest rate by not more than 1.3 times when the legal reserve requirements established by Central Bank of Russian Feseration have increased by more than 20%. From November 1, 2008 Sberbank increased the interest rate up to 9.75%. As of December 31, 2008, the principal debt outstanding under this loan agreement was 6,000 million Russian roubles (US$204,218 at the exchange rate as of December 31, 2008).

On February 14, 2008, VimpelCom signed a five year credit line with Sberbank in the amount of US$750,000 with the following draw down in Russian rubles at the exchange rate at the date of the draw down. The credit line bears annual interest at a rate of 9.5% for the first two years and 9.25% for the third and subsequent years. The Company drew down the loan during the availability period by three disbursements: the first disbursement was on February 29, 2008 in the amount of 4,823 million Russian rubles, the second disbursement was on June 6, 2008 in the amount of 9,616 million Russian rubles and the final disbursement was June 26, 2008 in the amount of 3,447 million Russian rubles. In accordance with the Loan Agreement Sberbank has the right to increase the annual interest rate by not more than 1.3 times when the legal reserve requirements established by Central Bank of Russian Federation have increased by more than 20%. From November 1, 2008 Sberbank increased the interest rate up to 11%. The amount of debt outstanding under this loan as of December 31, 2008 was US$608,787, the equivalent to RUR 17,886 million.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Bank Loans (continued)

(5)

On October 15, 2008, VimpelCom signed and borrowed under a new unsecured loan agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd., Barclays Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Standard Bank Plc, Sumitomo Mitsui Banking Corporation Europe Limited and WestLB AG, London Branch as mandated lead arrangers and bookrunners. The total commitments at the signing date were EUR476 million. The facility is required to be repaid in five equal semi-annual instalments starting from October 16, 2009. The rate of interest for the facility is EURIBOR plus 2.30% per annum. In November and December 2008 the agreement was amended to increase the commitments by EUR 75 million. The principal amount of debt outstanding under this loan agreement as of December 31, 2008 was EUR551 million, or US$777,179 at the exchange rate as of December 31, 2008.

(6)

On July 25, 2008, VimpelCom-Invest LLC (“Vimpelcom-Invest”), a consolidated Russian subsidiary of VimpelCom, issued Russian ruble-denominated bonds in an aggregate principal amount of 10,000 million rubles (US$427,749 at exchange rate as of July 25, 2008). The bonds are due on July 19, 2013, and bondholders have a put option exercisable on January 22, 2010, at 100% of nominal value plus accrued interest. Interest is to be paid semi-annually. The annual interest rate for the first three payment periods is 9.05%. VimpelCom-Invest will determine the annual interest rate for subsequent periods no later than seven business days before the third interest payment. The amount of debt outstanding under this loan as of December 31, 2008 was 10,000 million rubles, the equivalent to US$340,363.

(7)

As of the date of VimpelCom’s acquisition of Golden Telecom (Note 3), Golden Telecom was a party to a five-year term facility agreement (the “Facility Agreement”) with banks, financial institutions and other institutional lenders as lenders, Citibank, N.A. London Branch and ING Bank N.V. as mandated lead arrangers, and Citibank International plc as agent. The Facility Agreement established an unsecured credit facility under which Golden Telecom, GTS Finance, Inc. and EDN Sovintel LLC (“Sovintel”), wholly-owned subsidiaries of Golden Telecom, may borrow up to an aggregate of US$275,000. The Facility Agreement bears interest at a rate equal to LIBOR plus 1.5% per annum for the first twenty-four months and LIBOR plus 2% per annum thereafter and matures in January, 2012. In April 2008, Sovintel borrowed an additional US$50,000 under the Facility Agreement bringing the total amount borrowed and outstanding under the Facility Agreement as of December 31, 2008 to US$275,000.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Bank Loans (continued)

(8)

On December 16, 2005, KaR-Tel signed a US$100,000 loan agreement with the EBRD. The EBRD granted US$50,000 from its own sources and another US$50,000 was granted by participation with a group of banks: Citigroup, Bayerische Hypo- und Vereinsbank, Raffeisen Zentralbank Osterreich and Nordea Bank AB. The original interest rate was LIBOR plus 3.9% for the tranche from the EBRD and LIBOR plus 3.5% for the tranche from the participant banks. VimpelCom provided a parent guarantee for up to US$20,000. As of December 31, 2007, the principal debt under this loan agreement was US$90,000. On December 29, 2007, KaR-Tel and EBRD signed the Amended and Restated Loan Agreement in which the parties agreed to increase the amount of the loan facility available to KaR-Tel up to US$130,000 and to amend certain other terms and conditions. EBRD provided US$65,000 from its own sources, and the remaining US$65,000 provided by a group of banks (Raiffeisen Zentralbank Osterreich, Calyon and Nordea). The interest rate is 6-month LIBOR plus 2.05% per annum for the tranche provided by EBRD and 6-month LIBOR plus 1.85% per annum for the tranche provided by the group of banks. The amended agreement allows for the extension of the debt up to 7 years and effected from April 10, 2008, the date when the participating banks signed the agreement. The loan has a number of financial covenants that in case of breach would require KaR-Tel to repay the debt before the stated maturity date. The amount of debt outstanding under this loan as of December 31, 2008 was US$127,965.

(9)

On March 26, 2007, VimpelCom’s wholly owned subsidiary Ukrainian Radio Systems CJSC (“URS”) signed a US$100,000 loan agreement with Standard Bank Plc, SMBC and VTB Bank Europe plc. The facility bears interest at a rate of LIBOR plus 1.15% and is fully guaranteed by VimpelCom. The loan will be repaid in five installments, starting from March 26, 2009. On September 18, 2007, URS drew down US$100,000 under this loan agreement. As of December 31, 2008, the principal amount of debt outstanding under this facility was US$100,000.

(10)

On February 24, 2004, Svenska Handelsbanken AB provided a seven-year, US dollar denominated credit line of US$69,700 to VimpelCom under guarantee of the Swedish Export Credits Guarantee Board (“EKN”). The loan is to be repaid in fourteen equal installments, on a semi-annual basis, commencing not later than November 20, 2004. The loan bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. Under the loan agreement, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. The principal amount outstanding under this credit line as of December 31, 2008, was US$24,892.

On November 3, 2005, VimpelCom signed a US$99,705 loan agreement with Svenska Handelsbanken AB under an EKN guarantee. The loan bears interest at LIBOR plus 0.325% per annum. Each tranche borrowed under this loan is to be repaid in fourteen equal installments on a semi-annual basis commencing not later than May 30, 2006. The facility was available for drawing until and including April 30, 2006. As of December 31, 2008, the principal debt under this loan agreement was US$56,974.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Bank Loans (continued)

(11)

On November 1, 2006, VimpelCom signed a six-year US$99,350 loan agreement arranged by Citibank N.A., and insured by Euler Hermes Kreditversicherungs AG. The loan bears interest at the rate of LIBOR plus 0.1% per annum. The first tranche borrowed under this loan is to be repaid in twelve equal installments on a semi-annual basis commencing on November 21, 2006. The second tranche borrowed under this loan is to be repaid in twelve equal installments on a semi-annual basis commencing not later than May 6, 2007. The principal amount of debt outstanding under this loan as of December 31, 2008 was US$61,191.

(12)

On October 19, 2006 URS signed a US$40,000 loan agreement with Raiffeisen Zentralbank Österreich Aktiengesellschaft. The facility bears interest at a rate of LIBOR plus 1.25% and is fully guaranteed by VimpelCom. The loan should be repaid in five equal quarterly installments starting on October 17, 2008. As of December 31, 2008, the principal amount of debt outstanding under this loan agreement was US$32,000.

(13)

On December 12, 2006 URS signed a US$40,000 loan agreement with Bayerische Landesbank. The facility bears interest at a rate of LIBOR plus 1.0 % and is fully guaranteed by VimpelCom. The loan should be repaid in five equal quarterly installments starting on December 19, 2008. As of December 31, 2008 the principal amount of debt outstanding under this facility was US$32,000.

(14)

On June 30, 2005, VimpelCom signed two unsecured loan agreements in an aggregate amount of US$59,000 with Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB. The loans have identical terms and bear interest at LIBOR plus 0.35% per annum. The first loan is to be repaid in ten equal installments on a semi-annual basis commencing November 7, 2005, and the second loan is to be repaid in ten equal installments on a semi-annual basis commencing November 18, 2005. As of December 31, 2008, the principal amount outstanding under these loan agreements was US$17,565.

On June 30, 2005, Vostok-Zapad Telecom, at the time a subsidiary of VimpelCom and since merged into VimpelCom, signed a US$22,525 loan agreement with Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB under ECA guarantee. In 2006 Vostok-Zapad Telecom was merged into VimpelCom and VimpelCom assumed Vostok-Zapad Telecom’s obligations under this loan facility. The loan bears interest at LIBOR plus 0.35% per annum. The first tranche borrowed under this loan agreement is to be repaid in ten equal installments on a semi-annual basis commencing November 16, 2005, and the second tranche is to be repaid in ten installments on a semi-annual basis commencing April 18, 2006. As of December 31, 2008 the principal amount outstanding under this loan agreement was US$7,455.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Bank Loans (continued)

(15)

On November 9, 2006, URS signed a US$20,000 loan agreement with OTP Bank (formerly Raiffeisen Ukraine). The facility bears annual interest at a rate of LIBOR plus 3.0% and is fully guaranteed by VimpelCom. The loan should be repaid in four equal quarterly installments starting on January 20, 2009. As of December 31, 2008, the principal amount outstanding under this loan agreement was US$10,000.

(16)

On November 18, 2005, VimpelCom signed a US$250,000 syndicated loan agreement arranged by Citigroup and Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC”). The facility was a three-year unsecured syndicated loan, consisting of a US$147 million revolving loan and a US$103 million amortizing term loan. The facility bore interest an annual rate of LIBOR plus 1.35% for revolving loan, and LIBOR plus 1.50% for term loan and 0.15% utilization fee for disbursements over 50% of the total commitment. The interest rate adjusts based on the Company’s credit ratings. On November, 18, 2008 VimpelCom fully repaid the outstanding indebtedness. As of December 31, 2008, there was no principal debt outstanding under the facility.

(17)

On February 28, 2005, VimpelCom signed a US$425,000 syndicated loan agreement with Citigroup and Standard Bank London Limited (“Standard Bank”). The facility was a three-year unsecured loan, with quarterly principal payments beginning one year after the signing date, and bears interest at LIBOR plus 2.5% per annum. On August 29, 2006, VimpelCom signed an amendment and restated agreement to the facility agreement. Pursuant to the amended and restated facility agreement, the interest rate margin under the facility was reduced from 2.5% to 1% p.a. and certain restrictive covenants were adjusted to be in line with covenants of the syndicated loan facility arranged on November 18, 2005, by Citigroup and SMBC. On February 28, 2008 Vimpelcom fully repaid the outstanding indebtedness in the amount of US$47,223 on this Loan Facility. As of December 31, 2008 there was no outstanding amount under this facility.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Equipment Financing Obligations (continued)

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

Borrower		Vendor	Interest rate	Outstanding debt		Maturity date	Security
				as of December 31,
				2008	2007
VimpelCom	(1)	HSBC	6 month MOSPRIME + 0.08%	$58,375	$82,197	Semiannually, September 28, 2007 – March 2014	EKN guarantee
KaR-Tel	(2)	Citibank International Plc	6 month LIBOR +0.25%, 6 month LIBOR +0.30%	29,498	$42,011	Semiannually, January 24, 2007 – August 28, 2011	VimpelCom guarantee
KaR-Tel	(3)	HVB	6 month LIBOR +0.2%, 6 month LIBOR +0.4%	24,345	$33,687	Semiannually, final – December 21, 2011	ATF Bank guarantee
KaR-Tel	(4)	BaernLB (Hermes2)	6 month LIBOR + 0.38%	37,824	—	Semiannually, final – December 27, 2012	EHECA gurantee
Unitel	(5)	Huawei	8%	30,818	$17,559	Various dates through 2008	Network equipment
Tacom	(6)	Huawei	8%	3,195	$4,886	Various dates through 2008	Network equipment
URS	(7)	Huawei	7%	—	$10,817	Various dates through 2008	None
ArmenTel	(8)	Intracom SA	from 3 month EURIBOR + 1.5% to 12 month EURIBOR + 1.5%, 12 month LIBOR plus 1.5%	14,728	$21,005	Various dates through 2011	None
ArmenTel	(9)	BNP Paribas	6 month EURIBOR+0.9%	9,991	$13,843	Various dates through 2010	None
ArmenTel	(10)	Siemens A.E	3 month EURIBOR +1.5%	1,058	$1,402	Various dates through 2012	None
Other				6,679	$5,302

Total equipment financing				$216,511	$232,709
Less current portion				(88,704)	(81,050)

Long-term equipment financing				$127,807	$151,659

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Equipment Financing Obligations (continued)

(1)

On September 10, 2007, VimpelCom signed a facility agreement with HSBC Bank PLC. This is a rouble denominated Swedish export credit facility supported by EKN for the total amount of 2,100 million Russian roubles. The facility is to finance equipment and services provided to VimpelCom by Ericsson on a reimbursement basis. The outstanding balance including the accrued interest under this loan as of December 31, 2008 was US$58,375.

(2)

On September 6, 2005, KaR-Tel signed a US$30,000 facility agreement with Citibank Int. plc. under an English Credit Guarantee Department (“ECGD”) guarantee. The purpose of the loan is refinancing of telecommunications equipment delivered from Motorola. VimpelCom provided a parent guarantee for up to US$30,000. Principal amount will be repaid by equal semi-annual payments with interests equal to 6mLibor + 0.25% p.a. As of December 31, 2008 the outstanding balance including the accrued interest was US$10,204 under this loan.

On June 19, 2007, KaR-Tel signed a US$28,599 Facility Agreement with Citibank International plc under an ECGD guarantee. The purpose of the loan is refinancing the deliveries of Motorola telecommunications equipment in 2006-2007. VimpelCom extended its parent guarantee covering the September 6, 2005 loan between KaR-Tel and Citibank International plc, guaranteed by ECGD, to cover this June 19, 2007 loan, for an aggregate parent guarantee of up to US$30,000 for both loans. Principal amount will be repaid by equal semi-annual payments with interests equal to 6mLibor + 0.30% p.a. The outstanding balance including the accrued interest under this loan as of December 31, 2008 was US$19,294.

(3)

On September 14, 2006 KaR-Tel borrowed USD $31,320 under a loan agreement with the Bayerische Hypo- und Vereinsbank AG (“HVB”). The facility is guaranteed by Euler Hermes Kreditversicherungs AG. The loan was provided with a guarantee from ATF Bank amounting to US$20,000. The facility was secured by a pledge of telecommunication equipment with a pledge value of USD 23,756. Principal amount will be repaid by equal semi-annual payments with interests equal to 6mLibor + 0.4% p.a. The outstanding balance including the accrued interest as at December 31, 2008, was US$15,523.

On June 26, 2007 KaR-Tel signed a EUR10,624 loan agreement with HVB to refinance the deliveries of Ericsson equipment through 2006 – 2007. Principal amount will be repaid by equal semi-annual payments with interests equal to 6mLibor + 0.2% p.a. The Facility is guaranteed by EKN export credit agency. The outstanding balance including the accrued interest under this loan as of December 31, 2008 was US$8,822.

(4)

On May 5, 2008, KaR-Tel signed a loan agreement with Bayerische Landesbank, Germany for an aggregate principal amount of US$47,500. The funds were borrowed to reimburse capital expenditures for Alcatel-Lucent Deutschland AG telecommunication equipment. The principal amount will be repaid in 10 equal semi-annual payments plus interest equal to 6-month LIBOR + 0.38% per annum. The maturity date of the loan is December 27, 2012. The loan is guaranteed by Euler Hermes Export Credit Agency. The loan is not secured. The outstanding balance including the accrued interest under this loan as of December 31, 2008 was US$ 37,824.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Equipment Financing Obligations (continued)

(5)

In 2006 Unitel entered into several deferred payment agreements with Huawei Technologies (“Huawei”) for the purchase of telecommunications equipment for an amount up to US$10,743. This indebtedness is secured by the equipment acquired from Huawei and is due on various dates through 2008. As of December 31, 2008 there was no outstanding balance including the accrued interest under these agreements.

In February 2007 Unitel entered into a vendor financing agreement with Huawei providing for financing of an amount up to US$6,900. This debt is secured by the pledge of equipment acquired from Huawei. In April 2007 the parties signed a Supplementary Agreement, increasing total value of the vendor financing agreement up to $7,800. The outstanding balance including the accrued interest under this vendor financing agreement as of December 31, 2008, was US$670.

In July 27, 2007 Unitel entered into a vendor financing agreement with Huawei, for an amount up to US$6,265. This debt is secured by the pledge of equipment acquired from Huawei. On September 29, 2007 Unitel entered into an additional vendor financing agreement with Huawei for financing of an amount up to US$9,600. This debt is also secured by the pledge of equipment acquired from Huawei. The outstanding balance including the accrued interest under this vendor financing agreement as of December 31, 2008, was US$1,634.

In October 2007 Unitel entered into vendor financing agreement with Huawei providing for financing of an amount up to $8,676. This debt is secured by the pledge of equipment acquired from Huawei. The outstanding balance including the accrued interest under this vendor financing agreement as of December 31, 2008, was US$2,471.

On February 15, 2008, the Company’s wholly-owned subsidiary Unitel entered into a new vendor financing agreement with Huawei providing for financing of an amount up to US$31,591. This debt is secured by the pledge of equipment acquired from Huawei. The facility bears interest at 8% per annum. On June 12, 2008, the Company’s wholly-owned subsidiary Unitel entered into new vendor financing agreements with Huawei providing for financing of an amount up to US$18,835. This debt is secured by the pledge of equipment acquired from Huawei. The facility bears interest at 8% per annum. The outstanding balance including the accrued interest under agreements with Huawei as of December 30, 2008 was US$26,043.

(6)

In April, 2006, Tacom entered into a vendor financing arrangement with Huawei for the purchase of the GSM equipment. This indebtedness is secured by the equipment acquired from Huawei. As of December 31, 2008, outstanding balance including the accrued interest under this agreement including the accrued interest was US$3,195.

(7)

On June 30, 2006, URS and Huawei signed a vendor financing agreement with a total contract value of US$16,819. As of December 31, 2008, there were no outstanding balance under this agreement.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Equipment Financing Obligations (continued)

(8)

On November 16, 2006, when VimpelCom completed the acquisition of ArmenTel (Note 3), ArmenTel had vendor financing agreements with Intracom SA. The following loans were used for purchasing telecommunications equipment and developing their network:

The loan for the total amount of EUR48,726 was signed on July 1, 2002. The balance, including accrued interest, as of December 31, 2008, is $9,648. The loan matures in June 2012.

Three loans, for the total amount of EUR6,905, were signed on October 20, 2005, March 23, 2006, and April 14, 2006. The cumulative balances, including accrued interest, as of December 31, 2008 amounted to US$5,080.

(9)

ArmenTel entered into a vendor financing agreement with BNP Paribas on March 21, 2006, for financing telecommunication equipment with Siemens Belgium. The outstanding balance, including accrued interest, as at December 31, 2008 was US$9,991.

(10)

ArmenTel signed a vendor financing agreement with Siemens AE for financing telecommunication equipment on March 30, 2006. The outstanding balance, including accrued interest, as at December 31, 2008 was US$1,058.

Future payments under bank loans, equipment financing and capital lease agreements and other debt are as follows:

2009	1,909,221
2010	1,991,560
2011	1,502,556
2012	324,260
2013	1,098,288
Thereafter	1,617,041

Total	8,442,926

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Other Debt

In April 2007, VimpelCom entered into an agreement to sell a 33.3% ownership interest in its wholly-owned subsidiary, Freevale Enterprises, Inc. (BVI) for a sale price of US$20,000. Freevale Enterprises owns 21.0% of Unitel. The sale effectively represents 7% of Unitel. The transaction was finalized on June 14, 2007. In connection with this agreement, the purchaser granted to VimpelCom an option to acquire the entire remaining interest held by the purchaser and, simultaneously, VimpelCom granted to the purchaser an option to sell to VimpelCom the entire remaining interest held by the purchaser. The future price is based on a formula; however in no event will the future price be less than US$57,500 or more than US$60,000. Following the provisions of EITF No. 00-4, Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary, the sale consideration was accounted for as a secured borrowing of US$20,000. The borrowing will be accreted to the minimum purchase price of the put and call arrangement up to August 31, 2009, which is the date at which the put and call options first become exercisable. As of December 31, 2008, principal amount of debt outstanding under this agreement was US$41,871.

In November and December 2008, VimpelCom issued promissory notes in the amount equivalent to US$81,660 as of December 31, 2008. The promissory notes were issued as an advance payment to secure future services. The promissory notes are ruble-denominated and bear no interest. They mature at weekly intervals within the period up to November, 2009. As of December 31, 2008 the outstanding debt under promissory notes was US$72,130.

14.	Shareholders’ Equity

In 1996, VimpelCom issued 6,426,600 shares of preferred stock. As of December 31, 2008, all of the shares of preferred stock were owned by Eco Telecom. Each share of preferred stock entitles its holder to (i) one vote, (ii) to receive a fixed dividend of .001 rouble per share per year and (iii) to receive a fixed liquidation value of .005 rouble per share in the event of VimpelCom’s liquidation, to the extent there are sufficient funds available. As of December 31, 2008, the official exchange rate was 29.3804 rubles per 1 US dollar. Each share of preferred stock is convertible into one share of common stock at any time after June 30, 2016, at the election of the holder upon payment to VimpelCom of a conversion premium equal to 100% of the market value of one share of common stock at the time of conversion.

On April 22, 2005, VimpelCom’s Board of Directors (the “Board”) approved Amendment No. 1 to the Amended and Restated Stock Option Plan (the “Plan”) in order to increase the maximum aggregate number of shares authorized under the plan from 250,000 to 450,000 and to extend the expiration date of the Plan from December 31, 2006, to December 31, 2015. In June 2005, VimpelCom purchased 135,508 shares of its common stock for US$18,374 in open market transactions and then transferred these shares to VC ESOP N.V. VimpelCom utilized the purchased shares for the issuance of stock based compensation awards under the Plan. On April 7, 2006, the Board approved Amendment No. 2 to the Plan in order to increase the maximum aggregate number of share authorized under the Plan from 450,000 to 650,000. In April and May 2006, VC ESOP N.V. purchased 200,000 shares of VimpelCom’s common stock for US$38,535 in open market transactions, the purchased shares were utilized for the issuance of stock based compensation awards under the Plan. On May 24, 2006, the Board approved Amendment No. 3 to the Plan making certain amendments to the method of exercise under the Plan.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

14.	Shareholders’ Equity (continued)

On December 14, 2006, the Board approved Amendment No. 4 to the Plan in order to increase the maximum aggregate number of shares authorized under the Plan from 650,000 to 1,050,000 and established a systematic purchasing plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to facilitate repurchases of up to 1,600,000 ADSs (before the change in the ADS ratio mentioned below). Rule 10b5-1 permits a public company to repurchase its shares at times when it ordinarily would not be in the market because of self-imposed trading blackout periods. Under VimpelCom’s Rule 10b5-1 plan, certain specified amounts of ADSs may be purchased on a daily basis provided that specified trading prices are achieved. Purchases may be made in the open market or through privately negotiated transactions, all in accordance with U.S. and Russian securities law, including the volume, price, timing and other requirements of Rule 10b-18 of the Exchange Act. VimpelCom’s Rule 10b5-1 plan commenced on May 1, 2007, and 800,000 ADSs (the equivalent of 200,000 shares of the Company’s common stock, prior to the adjustment in the ADS ratio mentioned below) were repurchased between May 1, 2007, and May 8, 2007, at an average price of US$101.29 (pre-ADS split as discussed below), for a total aggregate consideration of approximately US$81,069.

In connection with the Plan in 2008 VimpelCom established a systematic purchasing plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, to facilitate repurchases of up to 4,000,000 of the Company’s American Depositary Shares (“ADSs”), which is equivalent to 200,000 shares of the Company’s common stock (as adjusted for the change in the ADS ratio mentioned below). In June and July 2008, VC ESOP N.V. purchased 200,000 shares of VimpelCom’s common stock for US$114,476 in open market transactions, the purchased shares were utilized for the issuance of stock based compensation awards under the Plan.

The shares held by VC ESOP N.V. (663,614 shares and 504,182 shares as of December 31, 2008 and 2007, respectively) were treated as treasury shares in the accompanying consolidated financial statements.

In March 2007, the Board approved the Company’s dividend policy. Subject to the constraints and guidelines contained in the dividend policy as well as those under Russian law, the policy contemplates that the Board will recommend the payment of cash dividends annually and the amount of the annual dividend will generally be equal to at least 25.0% of the consolidated net income, as determined under U.S. GAAP.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

14.	Shareholders’ Equity (continued)

In 2007 a dividend was paid in the amount of 166.88 Russian rubles per share of the common stock (or approximately US$0.32 per ADS based on the Russian Central Bank exchange rate as of date of approval, June 29, 2007, as adjusted for the change in the ADS ratio mentioned below) based on the results of the 2006 fiscal year, amounting to a total of RUR 8.6 billion (or approximately $331,742 based on the Russian Central Bank exchange rate as of June 29, 2007). In accordance with Russian tax legislation, VimpelCom withheld a tax of up to 30% on the dividend amount upon payment, which was approximately RUR1.2 billion (or approximately $44,664 based on the Russian Central Bank exchange rate as of June 29, 2007). At the Annual General Shareholders Meeting held on June 9, 2008 the shareholders approved payment of a cash annual dividend to holders of common registered shares in the amount of 270.01 Russian rubles per common share of VimpelCom stock, or approximately $0.57 per ADS based on the Russian Central Bank exchange rate as of June 9, 2008 based upon the results of the 2007 fiscal year, amounting to a total of RUR 13.85 billion (or approximately $588,580 based on the Russian Central Bank exchange rate as of June 9, 2008). In accordance with Russian tax legislation, VimpelCom withheld a tax of up to 15% on the dividend amount, which was approximately RUR1.9 billion (or approximately $79,080 based on the Russian Central Bank exchange rate as of June 9, 2008).

On February 4, 2009, the Board of the Company has decided unanimously to recommend to the Annual General Shareholders meeting that the Company not pay dividends on its common stock based on 2008 results.

On August 8, 2007, VimpelCom announced a change in the ratio of its ADSs traded on the NYSE from four ADSs for one common share to 20 ADSs for one common share effective August 21, 2007. To implement the ratio change, VimpelCom ADS holders of record at the close of business on August 17, 2007, received four additional ADSs for every ADS held. The distribution date to ADS holders was August 21, 2007. There were no changes to VimpelCom’s underlying common shares. All amounts in the accompanying financial statements have been restated to reflect the revised ratio, except where otherwise indicated.

Each outstanding share of VimpelCom’s common stock entitles its holder to participate in shareholders meetings, to receive dividends in such amounts as have been validly approved by shareholders, and in the event of VimpelCom’s liquidation, to receive part of VimpelCom’s assets to the extent there are sufficient funds available.

In accordance with Russian legislation, VimpelCom can distribute all profits as dividends or invest them into the operations. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements, not out of amounts previously transferred to reserves. In accordance with Russian tax legislation, dividends are subject to a withholding tax of up to 15% when payable, starting from January 1, 2008. Transfers to reserves have been insignificant through December 31, 2008. As of December 31, 2008, VimpelCom’s retained earnings distributable under Russian legislation were US$4,382,089 (non-audited), at the official year-end exchange rate.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15.	Income Taxes

VimpelCom and its subsidiaries file their tax returns as prescribed by the tax laws of the jurisdictions in which they operate. The provision for income taxes varies from the amount computed by applying the statutory rate (24%) to income before taxes due to certain tax benefits allowed under applicable tax legislation, the non-deductibility of certain expenses and income (loss) being generated in jurisdictions having different tax rates (Kazakhstan – 30%, Ukraine and Tajikistan – 25%, Armenia – 20%, Georgia – 15%, in Uzbekistan there is a complex income tax regime, that results in an effective rate of approximately 18%). In 2008, the governments of the Russian Federation and Kazakhstan enacted tax law changes which decreased the tax rates to 20% effective January 1, 2009. As the tax rate change was enacted in 2008, the impact on deferred tax balances ($137,762) is reflected as of December 31, 2008. Income tax exemptions relate primarily to accumulated tax losses, which may be carried forward for use against future taxable income. However, tax losses do not have an effect on Income Tax Rate (unless reserved by a valuation allowance). Non-deductible expenses consist primarily of legal, consulting, representational and other expenses in excess of allowable limits.

Income tax expense consisted of the following for the years ended December 31:

	2008	2007	2006
Current income taxes	$396,588	$561,070	$330,520
Deferred taxes	(92,654)	32,858	60,143

	$303,934	$593,928	$390,663

A reconciliation between the income tax expense reported in the accompanying consolidated financial statements and income before taxes multiplied by the Russian Federation statutory tax rate of 24% for the years ended December 31 is as follows:

	2008	2007	2006
Income tax expense computed on income before taxes at Russian statutory tax rate	$213,896	$508,886	$290,913
Effect of goodwill impairment	89,056	—	—
Effect of deductible temporary differences not recognized as measured by the change in valuation allowance	58,871	187	8,681
Effect of non-deductible expenses	42,515	71,028	42,246
Effect of tax claims	15,738	(615)	26,531
Taxable capital contribution	14,875	15,001	—
Effect of different tax rates in different jurisdictions	8,768	8,984	1,120
Effect of difference in foreign exchange gain/loss recognition	—	—	25,197
Effect of change in statutory Income tax rate	(137,762)	—	—
Other	(2,023)	(9,543)	(4,025)

Income tax expense reported in the accompanying consolidated financial statements	$303,934	$593,928	$390,663

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15.	Income Taxes (continued)

In 2008, 2007 and 2006, VimpelCom completed a series of significant acquisitions which resulted in the recognition of the fair values of assets and liabilities as of the dates of acquisition (Note 3). The purchase price allocation conducted by the Company resulted in a significant increase in the deferred tax liabilities associated with the fair value of the property and equipment, licenses and other intangible assets recognized in the purchase accounting.

VimpelCom has the following significant balances for income tax losses carried forward, fully provisioned as of December 31, 2008 and December 31, 2007, respectively:

Jurisdiction	Balance as of 31.12.2008	Period for carry-forward
Urkaine	166,626	Carry-forward rule is set up annually by legislation. The rule as of the end of 2008 – period not limited in time
USA	43,781	2019-2028
Russia	10,260	2015-2018
Georgia	44,125	2012-2013
Cyprus	20,615	Not limited in time
Belgium	20,489	Not limited in time

Total	305,896

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

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15.	Income Taxes (continued)

Starting from January 1, 2007, the Company adopted the provisions of FIN 48 (Note 2). The reconciliation of the total amounts of unrecognized tax benefit, including fines and penalties (interest), for the years ended December 31, 2008 and December 31, 2007 presented in the table below:

Balance as of January 1, 2007 adoption	$44,344
The gross amounts of the increase (decreases) in unrecognized tax benefits, included in income tax expense in the accompanying consolidated statements of income, as a result of:
Increase of tax positions taken during the current period	3,146
Decrease of tax positions taken during the current period	(353)
Increase of tax positions taken during a prior period	5,880
Decrease of tax positions taken during a prior period	(9,441)
Decrease in the unrecognized tax benefits as a result of resolution through litigation	(1,063)
Foreign currency translation adjustment	2,567

Balance as of December 31, 2007	$45,080

The amount of increases in the unrecognized tax benefits as a result of business combinations	$11,389
The gross amounts of the increase (decreases) in unrecognized tax benefits, included in income tax expense in the accompanying consolidated statements of income, as a result of:
Increase of tax positions taken during the current period	43,719
Decrease of tax positions taken during the current period	(2,648)
Increase of tax positions taken during a prior period	30,139
Decrease of tax positions taken during a prior period	(42,875)
Decrease in the unrecognized tax benefits as a result of resolution through litigation	(16,176)
Foreign currency translation adjustment	(10,257)

Balance as of December 31, 2008	$58,371

The amount of total unrecognized tax benefit as of December 31, 2008 and December 31, 2007, includes US$56,101 and US$20,169, respectively, of unrecognized tax benefits that, if recognized, would affect the effective income tax rate in any future periods.

At January 1, 2008, the Company had accrued US$10,311, US$10,148 for the potential payment of fines and penalties (interest), respectively. For the year ended December 31, 2008 and December 31, 2007, the Company accrued additional fines and penalties (interest) of US$11,275, US$3,832 and US$1,488, US$4,826, respectively. The total amounts of fines and penalties (interest) recognized in the consolidated balance sheet as of December 31, 2008 comprised US$9,226, US$3,625.

The Russian tax inspectorate has completed its examination of VimpelCom’s tax filings for the years 2003-2006 (Note 21). The court hearings with respect to the tax inspectorate claims for tax years 2003-2004 has been finalized, therefore, they will not affect the amount of the unrecognized income tax benefits as of December 31, 2008. The court hearings related to the tax inspectorate claims resulting from the examination of 2005-2006 tax years, if finalized in 2009 could possibly change the amount of the unrecognized income tax benefits.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15.	Income Taxes (continued)

The total amount of unrecognized tax benefit that could significantly increase or decrease within 12 months due to lapse of statutory limitation term or the results of foregoing litigations comprised US$13,203 and US$37,077 as of December 31, 2008 and December 31, 2007, respectively.

Due to the fact that, subject to certain legal issues, the 2005 year remains open to a repeated examination by the tax authorities, the Company considers the tax years from 2005 through 2008 to be open. VimpelCom’s subsidiaries in Tajikistan, Ukraine and Uzbekistan are subject to income tax examinations for the tax years 2005 through 2008; the subsidiary in Georgia is subject to income tax examination for the tax years 2003 through 2008; the subsidiary in Kazakhstan is subject to income tax examination for the tax years 2004 through 2008; and the subsidiary in Armenia is subject to income tax examination for the tax years 2006 through 2008. Management is unable to reliably predict the outcome of any tax examinations and the materiality of their impact on VimpelCom’s consolidated financial statements, if any.

The following deferred tax balances were calculated by applying the presently enacted statutory tax rate applicable to the period in which the temporary differences between the carrying amounts and tax base of assets and liabilities are expected to reverse. The amounts reported in the accompanying consolidated financial statements at December 31 consisted of the following:

	2008	2007
Deferred tax assets:
Short term
Accrued operating and interest expenses, including gain from derivatives	$7,111	$22,255
Deferred revenue	68,094	55,557
Bad debts assets	7,856	19,968
Derivatives	—	2,678
Loss carry-forwards	3,079	8,408

Long term
Accrued operating and interest expenses	9,345	11,189
Non-current assets	2,627	5,707
Loss carry-forwards	75,356	610

	173,468	126,372
Valuation allowance	(74,707)	(10,280)

	98,761	116,092
Deferred tax liabilities:
Short term
Bad debts provision	945	178

Long term
Property and equipment	317,638	312,445
Telecommunication licenses	144,379	175,960
Customer relationships and other intangible assets	166,478	58,225
Other non-current assets	30,789	43,818
Accounts payable	—	2,043
Derivatives	—	1,292

	660,229	593,961

Net deferred tax liabilities	561,468	477,869

Add current deferred tax assets	82,788	98,407
Add non-current deferred tax assets	1,521	—
Less current deferred tax liability	(1,302)	—

Total long-term net deferred tax liability	$644,475	$576,276

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15.	Income Taxes (continued)

At December 31, 2008, undistributed earnings of our foreign subsidiaries indefinitely invested outside of the Russian Federation amounted to approximately US$550,000. We have not provided deferred taxes on these earnings because we intend that they will remain indefinitely invested outside of the Russian Federation. Determination of the amount of unrecognized deferred taxes related to these undistributed earnings is not practical.

16.	Valuation and Qualifying Accounts

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2008, 2007 and 2006:

Balance as of December 31, 2005	$16,467
Provision for bad debts	25,781
Accounts receivable written off	(4,973)
Foreign currency translation adjustment	2,208

Balance as of December 31, 2006	39,483
Provision for bad debts	62,444
Accounts receivable written off	(55,966)
Foreign currency translation adjustment	3,143

Balance as of December 31, 2007	49,104
Provision for bad debts	64,559
Accounts receivable written off	(78,761)
Foreign currency translation adjustment	(2,958)

Balance as of December 31, 2008	$31,944

The provision for bad debts included in the accompanying consolidated statements of income is net of related value-added taxes of US$9,848, US$9,525 and US$3,933 for the years ended December 31, 2008, 2007 and 2006 respectively.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

17.	Related Party Transactions

The Company from time to time enters into certain transactions with its shareholders and their affiliates and other related parties.

Transactions between VimpelCom and its related parties, except for the transactions described below, consist primarily of services from the related parties and loans to them, which are not material to the financial results of VimpelCom. The following table summarises the significant transactions and balances with related parties:

	2008	2007	2006
Revenue from Alfa	$10,377	$—	$—
Revenue from Telenor	3,221	—	—
Revenue from associates	9,622	520	111
Revenue from other	3,934	21,079	8,407

	$27,154	$21,599	$8,518

Services from Alfa	$9,122	$1,806	$384
Services from Telenor	3,264	590	1,293
Services from associates	35,900	7,992	4,407
Services from other	5,039	8,160	5,567

	$53,325	$18,548	$11,651

Accounts receivable from Alfa	$3,536	$—
Accounts receivable from Telenor	396	—
Accounts receivable from associates	163,871	133
Accounts receivable from other	393	5,272

	$168,196	$5,405

Accounts payable to Alfa	$434	$—
Accounts payable to Telenor	106	49
Accounts payable to associates	5,248	1,627
Accounts payable to other	1,704	1,097

	$7,492	$2,773

Outstanding balances and transactions with Alfa represent results of operations with VimpelCom’s shareholder Eco Telecom, its consolidated subsidiaries, its direct owners and their consolidated subsidiaries. In particular, VimpelCom has contracts with Alfa Insurance to provide the Company with property and equipment liability insurance; the General Service Agreement with Altimo for provision of legal and personnel services. The Company also has a contracts to provide fixed telecommunication service to Eco Telecom and its subsidiaries.

VimpelCom maintains bank accounts in Alfa Bank, which are used for payroll and other payments in the ordinary course of business. The balances in these bank accounts were US$139,114 and US$52,736 at December 31, 2008 and 2007, respectively.

Outstanding balances and transactions with Telenor represent results of operations with VimpelCom’s shareholder Telenor, its consolidated subsidiaries, its direct owners and their consolidated subsidiaries. In particular, VimpelCom has roaming contracts with ProMonte Montenegro, DTAC/UCOM Thailand, ProMonte Montenegro, Telenor Mobil AS Norway, Pannon GSM Telecommunications Ltd. Hunga, Telenor Mobile Sweden Norway; the General Agreement for provision of personnel and General Services Agreement with Telenor Russia AS. VimpelCom also has a contract to provide fixed telecommunication service to Telenor Mobile Holding AS Norway.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

17.	Related Party Transactions (continued)

Outstanding balances and transactions with associates include operations with VimpelCom’s equity investees (Note 10). Euroset transactions included from the acquisition date (Note 3) mainly represent dealer commission payments for the acquisition of new subscribers and commission for payments receipts. Operations with associates also include purchase of bill delivery services from Firma Kurier. VimpelCom also has a contract to provide fixed telecommunication service with ZAO Rascom.

18.	Earnings per Share

Net income per common share for all periods presented has been determined in accordance with SFAS No. 128, Earnings per Share, by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income per share of common stock has been adjusted by a factor of twenty to determine net income per ADS equivalent as each ADS is equivalent to one-twentieth of one share of common stock.

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,
	2008	2007	2006
	(In thousands of US dollars, except per share amounts)
Numerator:
Net income before cumulative effect of change in accounting principle	$524,334	$1,462,706	$813,371

Denominator:
Denominator for basic earnings per share – weighted average shares	50,700	50,818	50,911
Effect of dilutive securities:
Employee stock options	3	—	36
Denominator for diluted earnings per share – assumed conversions	50,703	50,818	50,947

Basic net income per common share	$10.34	$28.78	$15.98

Diluted net income per common share	$10.34	$28.78	$15.97

Employee stock options that are out of the money as of December 31, 2008 that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

19.	Stock Based Compensation Plan

As discussed in Note 14, VimpelCom has adopted a stock based compensation plan, which has been amended since inception.

The Plan is administered by a Committee which, as of December 31, 2008, consisted of the Compensation Committee of VimpelCom’s Board. The Committee has the power to determine the terms and conditions of grants under the Plan, including the number of options to be granted, the exercise price and the vesting schedule.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

19.	Stock Based Compensation Plan (continued)

The following table summarizes the activity for the plan:

	Number of Options
	2008	2007	2006
Options outstanding, beginning of year	459,825	372,261	208,267
Options granted	223,000	279,500	273,500
Options exercised	(62,970)	(177,436)	(79,006)
Options forfeited	(47,558)	(14,500)	(30,500)

Options outstanding, end of year	572,297	459,825	372,261

Options exercisable, end of year	264,516	92,825	83,428

No options expired in the years ended December 31, 2008, 2007 or 2006. The following table summarizes the weighted-average exercise prices of options for each of the following groups of options as of December 31, 2008:

	Options granted in 2005	Options granted in 2006	First options granted in 2007	Second options granted in 2007	Options granted in 2008	Total
The number of options outstanding, beginning of year	46,400	142,425	261,500	9,500	—	459,825
Weighted-average exercise price of options outstanding	136.9	177.0	401.9	496.2	—	307.4

The number of options granted	—	—	—	—	223,000	223,000
Weighted-average exercise price of options granted	—	—	—	—	658	658

The number of options exercised	(14,310)	(38,560)	(10,100)	—	—	(62,970)
Weighted-average exercise price of options exercised	136.9	177.0	401.9	—	—	204.0

The number of options forfeited	—	—	(22,250)	(2,219)	(23,089)	(47,558)
Weighted-average exercise price of options forfeited	—	—	401.9	496.2	658.0	530.6

Options outstanding, end of year	32,090	103,865	229,150	7,281	199,911	572,297
Weighted-average exercise price of options outstanding	136.9	177.0	401.9	496.2	658.0	436.9
The weighted-average remaining contractual life (years)	0.5	1.3	2.4	3	3.4	2.5
The aggregate intrinsic value of options outstanding	190	—	—	—	—	190

Out of the options outstanding at the end of the year
The number of options exercisable	32,090	103,865	121,400	4,750	2,411	264,516
Weighted-average exercise price of options exercisable	136.9	177.0	401.9	496.2	658.0	285.5
The weighted-average remaining contractual life (years)	0.5	1.3	2.4	2.7	3.4	1.7
The aggregate intrinsic value of options exercisable	190	—	—	—	—	190

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

19.	Stock Based Compensation Plan (continued)

The options granted generally vest at varying rates over two year periods. If certain events provided for in the Plan and the agreement relating to each option grant occur, the vesting period for certain employees is accelerated. VimpelCom recognizes compensation cost separately for each vesting tranche for awards subject to the graded vesting. The total fair values of shares vested during the years ended and as of December 31, 2008, 2007 and 2006 were of US$5,683, US$60,148 and US$14,275, respectively. The number of shares converted for the 62,970 options exercised during 2008 was 40,568 and share-based liabilities paid to employees was of US$25,487. The number of shares converted for the 177,436 options exercised during 2007 was 100,113 and share-based liabilities paid to employees was of US$51,471. The number of shares converted for the 79,006 options exercised during 2006 was of 49,411 and share-based liabilities paid to employees was of US$12,855. Amounts of liabilities paid were equal to intrinsic value of options exercised as of excercise date.

The manner of exercise of stock options, prior to December 24, 2008, required variable accounting for stock-based compensation under FAS No. 123R and the options were considered liability awards. The amount of compensation expense in respect of the Plan included in the accompanying consolidated statements of operations was US$121,890 gain, US$171,242 expense and US$44,317 expense in the years ended December 31, 2008, 2007 and 2006, respectively. As of the balance-sheet date presented, the total compensation cost related to non-vested awards not yet recognized is US$2,255 and the weighted-average period over which it is expected to be recognized is 1.2 years.

The fair value of the options has been estimated using a Black Scholes option pricing model that uses the following significant assumptions. Expected term of the options was determined based on analysis of historical behavior of stock option participants. Expected volatility of VimpelCom’s shares was estimated based on the historical volatility of the shares on the New York Stock Exchange over the period equal to the expected life of the option granted and other factors. The dividend yield was included into the model based on last dividend payment. The risk free rate was determined using the rate on Russian Government Bonds, having a remaining term to maturity equal to the expected life of the options, approximated where applicable. Forfeiture rate was determined as an average for the historic experience for all grants.

The following table illustrates the major assumptions of the Black Scholes model for each of the following groups of options as of December 31, 2008:

	Options granted in 2005	Options granted in 2006	First options granted in 2007	Second options granted in 2007	Options granted in 2008	Total
Expected volatility	147%-180%	127%-184%	123%-156%	110%-154%	91%-156%
The weighted-average expected term (in years)	0.2	0.4	0.6	0.7	1.3	0.8
Expected dividend yield	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%
Risk free interest rate	7,6%-8,7%	7,9%-9,0%	8,3%-9,2%	8,3%-10%	8,3%-11,8%
Forfeiture rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.4%

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

19.	Stock Based Compensation Plan (continued)

As of December 31, 2008, the equity related to the share-based compensation arrangements granted under the Plan amounted to US$12,030.

In addition to the Plan, members of the Board who are not employees participate in a “phantom” stock plan, pursuant to which they each receive up to a maximum of 20,000 phantom ADSs per year with an additional 10,000 phantom ADSs granted to the chairman of the Board and 10,000 phantom ADSs granted to each director for serving as head of any official committee of the Board, provided that the amount paid to a director upon redemption may not exceed US$3.00 per phantom ADS per year of each one-year term served by the director. The number of phantom ADS to be granted to each director is set by the Board. The phantom ADS may be redeemed for cash on the date the director ceases to be a director; provided, however, that directors who are re-elected to the Board may redeem such phantom ADS related to a previous period of his/her service as a director at any time from the date of his or her re-election to the date he or she is no longer a director. As of December 31, 2008, an aggregate of 1,360,000 phantom ADS were outstanding under phantom stock plan, of which 1,140,000 are currently redeemable or will become redeemable within 60 days of the financial statement date at prices per phantom ADS ranging from US$0.96 to US$20.88. As of December 31, 2008, the liability related to the phantoms amounted to US$2,416.

VimpelCom’s senior managers are also eligible to receive phantom ADSs in an amount approved by the Compensation Committee of the Board. The Board determines the aggregate amount of phantom ADSs that may be granted to senior managers in each calendar year. In 2007 and 2008, the Board authorized the granting of 2,575,000 and 4,460,000 phantom ADSs, respectively. As of December 31, 2008, an aggregate of 3,375,000 phantom ADSs were outstanding, of which 2,172,120 are currently redeemable or will become redeemable within 60 days of the financial statement date at a price per phantom ADS ranging from US$32.2 to US$44.98. As of December 31, 2008, the liability related to the phantom ADSs amounted to US$325.

20.	Segment Information

Historically, VimpelCom has reflected its reportable segments on a geographical basis. Management has historically taken this approach as this is effectively how the business is managed, which is in line with the requirements of SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information (“SFAS No. 131”).

Management analyzes the reportable segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. The segment data for acquired operations are reflected herein from the date of their acquisitions. The Board and management utilize more than one measurement and multiple views of data to measure segment performance. However, the dominant measurements are consistent with VimpelCom’s consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments on a reguilar basis primarily based on revenue, operating income, income before income taxes and net income along with cash flows and overall economic returns. Inter-segment revenues are eliminated in consolidation. Inter-segment revenues may be accounted for at amounts different from sales to unaffiliated companies. The accounting policies of the segments are the same as those of VimpelCom.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

20.	Segment Information (continued)

Starting from the date of acquisition of Golden Telecom (Note 3), VimpelCom’s Board and management identified Russia mobile, Russia fixed, CIS mobile and CIS fixed reporting segments based on the business activities in different geographical areas. These segments have been determined based on the nature of their operations: mobile includes activities for the providing of wireless telecommunication services to the Company’s subscribers; fixed line includes all activities for providing wireline telecommunication services, broadband and consumer Internet. The Board and management assess the performance of these operating segments as part of their review of the geographic reportable segments. Information about other business activities and operating segments that are not reportable due to non materiality of business activity was combined and disclosed in the “Other” category separate from other reconciling items.

Financial information by reportable segment for the years ended December 31, 2008, 2007 and 2006 is presented in the following tables.

Year ended December 31, 2008:

	Russia Mobile	Russia Fixed line	CIS Mobile	CIS Fixed line	Other	Total
Net operating revenues from external customers	$7,310,487	$1,286,697	$1,294,677	$225,071	$—	$10,116,932
Intersegment revenues	61,279	142,769	20,318	47,663	—	272,029
Impairment loss	—	315,049	90,078	—	37,620	442,747
Depreciation and amortization	1,204,676	219,442	368,305	88,526	215	1,881,164
Operating income	2,667,369	(191,226)	81,765	23,942	(45,900)	2,535,950

Interest income	97,451	14,703	4,081	1,140	1,685	119,060

Interest expense	(464,682)	(18,209)	(52,235)	(5,982)	(1,968)	(543,076)
Income before income taxes and minority interest	1,463,321	(268,040)	(196,607)	250	(107,690)	891,234
Income tax expense/(benefit)	316,911	(1,863)	(1,439)	(5,062)	(4,613)	303,934

Net income	1,145,969	(266,443)	(260,448)	3,372	(98,116)	524,334

Total assets	8,284,753	4,088,643	3,061,215	781,917	543,080	16,759,608
Non-current assets other than goodwill	5,132,739	1,579,043	1,926,447	672,335	531,140	9,841,704

Goodwill	749,978	1,935,455	781,382	10,127	—	3,476,942
Expenditures for long-lived assets	1,432,807	343,601	636,069	139,041	19,327	2,570,845

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

20.	Segment Information (continued)

Year ended December 31, 2007:

	Russia Mobile	Russia Fixed line	CIS Mobile	CIS Fixed line	Other	Total
Net operating revenues from external customers	$6,090,316	$—	$937,419	$143,363	$—	$7,171,098
Intersegment revenues	3,354	—	10,413	—	—	13,767
Depreciation and amortization	1,108,971	—	220,339	61,243	—	1,390,553
Operating income	1,991,833	—	198,592	15,765	—	2,206,190

Interest income	54,535	—	662	490	—	55,687

Interest expense	(168,944)	—	(47,146)	(1,415)	—	(217,505)
Income before income taxes and minority interest	1,937,086	—	169,715	13,555	—	2,120,356
Income tax expense	514,819	—	76,357	2,752	—	593,928

Net income	1,422,221	—	30,661	9,824	—	1,462,706

Total assets	7,891,322	—	2,568,758	473,278	24,620	10,957,978
Non-current assets other than goodwill	5,586,534	—	1,790,698	400,556	24,363	7,802,151

Goodwill	451,428	—	565,266	23,122	—	1,039,816
Expenditures for long-lived assets	1,072,520	—	634,123	66,176	—	1,772,819

Year ended December 31, 2006:

	Russia Mobile	Russia Fixed line	CIS Mobile	CIS Fixed line	Other	Total
Net operating revenues from external customers	$4,400,296	$—	$450,760	$16,922	$—	$4,867,978
Intersegment revenues	1,509	—	3,572	—	—	5,081
Depreciation and amortization	900,292	—	145,949	8,223	—	1,054,464
Operating income	1,403,247	—	(4,665)	(1,263)	—	1,397,319

Interest income	22,599	—	699	51	—	23,349

Interest expense	(173,796)	—	(20,422)	(64)	—	(194,282)
Income before income taxes and minority interest	1,231,267	—	(18,965)	(164)	—	1,212,138
Income tax expense	373,666	—	16,539	458	—	390,663

Net income	855,065	—	(42,629)	(947)	—	811,489

Total assets	6,549,159	—	1,730,423	372,413	20,692	8,672,687
Non-current assets other than goodwill	4,902,615	—	1,276,718	336,772	20,662	6,536,767

Goodwill	248,968	—	518,892	7,363	—	775,223
Expenditures for long-lived assets	1,049,481	—	457,764	4,868	—	1,512,113

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

20.	Segment Information (continued)

A reconciliation of VimpelCom’s total segment financial information to the corresponding consolidated amounts follows:

	Segment total	Intersegment interest	Consolidated totals
For the year ended December 31, 2008
interest income	119,060	(47,442)	71,618
interest expense	(543,076)	47,442	(495,634)
For the year ended December 31, 2007
interest income	55,687	(22,666)	33,021
interest expense	(217,505)	22,666	(194,839)
For the year ended December 31, 2006
interest income	23,349	(7,878)	15,471
interest expense	(194,282)	7,878	(186,404)

Assets

	December 31, 2008	December 31, 2007
Total assets for reportable segments	$16,759,608	$10,957,978
Elimination of intercompany balances	(1,034,455)	(389,094)

Total consolidated assets	$15,725,153	$10,568,884

In Russia and Kazakhstan, our revenues from external customers amounted to US$8,597,184 and US$740,378 for the year ended December 31, 2008, respectively and long-lived assets amounted to US$6,206,125 and US$998,216 as of December 31, 2008, respectively.

21.	Commitments, Contingencies and Uncertainties

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

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. The ongoing global financial crisis has resulted in capital markets instability, significant deterioration of liquidity in the banking sector, and tighter credit conditions within Russia as well as ruble depreciation. While the Russian Government has introduced a range of stabilization measures aimed at providing liquidity and supporting debt refinancing for Russian banks and companies, there continues to be uncertainty regarding the access to capital and cost of capital for Russian companies. The crisis may also damage purchasing power of our customers mainly in business sector and thus lead to decline in revenue streams and cash generation.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

21.	Commitments, Contingencies and Uncertainties (continued)

While management believes it is taking appropriate measures to support the sustainability of the VimpelCom’s business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Company’s results and financial position in a manner not currently determinable.

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

Telecom Licenses Capital Commitments

VimpelCom’s ability to generate revenues in Russia is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses. VimpelCom’s GSM-900/1800 licenses that cover Moscow and the Moscow region, Central region, Volga region, Caucasus region, and the Siberia region have been reissued and under the new terms expire on April 28, 2013. The GSM-900/1800 licenses that cover the Northwest region, Urals and part of Far East region expire in 2011—2012 (the GSM-900/1800 license for Irkutsk region, excluding Ust-Ordynskiy Buryatskiy Autonomous Region, expires in 2011).

In April 2007 VimpelCom was awarded a license for the provision of “3G” mobile radiotelephony communications services for the entire territory of the Russian Federation that expires on May 21, 2017. The 3G license was granted subject to certain capital commitments. The three major conditions are that VimpelCom will have to build a certain number of base stations that support 3G standards and will have to start services provision by certain dates in each subject area of the Russian Federation, and also will have to build a certain number of base stations by the end of the third, fourth and fifth years from the date of granting of the license.

KaR-Tel owns a GSM-900 license to operate over the entire territory of Kazakhstan. The license expires in August 2013. The license was given to KaR-Tel subject to its ability to meet the following requirements by August 2003: develop the telecommunication network that covers all major highways in the territory of Kazakhstan, roads in the territory of resorts and cities with populations of more than 10,000 people. As of December 31, 2008 Kar-Tel had built its telecommunication network to cover approximately 98% of the major highways in different regions of Kazakhstan. In July 2008, the GSM-900 license was added with the permission for use of 1800 radiofrequency, the related commitment is to cover cities with populations of more than 1000 people by December 31, 2012.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

21.	Commitments, Contingencies and Uncertainties (continued)

Taxation

The taxation systems in Russia, Kazakhstan, Tajikistan, Ukraine, Uzbekistan, Georgia and Armenia are evolving as their respective national governments transform their national economies from a command to market oriented economies. In the Russian Federation, VimpelCom’s predominant market, there were many tax laws and related regulations introduced in previous periods as well as in 2008 which were not always clearly written, and their interpretation is subject to the opinions of the local tax inspectors and officials of the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management’s best estimate.

On July 6, 2006, VimpelCom received the Russian tax inspectorate’s final decision with respect to the audit of VimpelCom’s 2003-2004 Russian tax filings. The decision states that VimpelCom owes an additional 1,804 million Russian roubles in taxes (including 349 million Russian roubles in fines and penalties), which is approximately US$61,401 (including approximately US$11,879 in fines and penalties) at the exchange rate as of December 31, 2008.

VimpelCom challenged the tax inspectorate’s final decision and as of December 31, 2008, VimpelCom received positive court rulings that invalidated the major portion of the tax inspectorate’s final decision. At the same time VimpelCom lost the portion of its claim for the total amount of 166 million Russian roubles in income tax (which is approximately US$5,650 at the exchange rate as of December 31, 2008), however, the tax inspectorate has acknowledged that the above sum can be partly (164 million Russian rubles, or $5,580) deducted during the 2005 tax year. All court hearings with respect to the tax examination for the tax years 2003 – 2004 have been finished.

On June 30, 2008, the Company received a final decision of the Russian tax inspectorate’s review of VimpelCom’s tax filings for financial years 2005 and 2006. According to the final decision, VimpelCom owes an additional 1,250.5 million Russian roubles in taxes (including 48.6 million Russian roubles in fines and penalties), which is approximately US$42,562 (including approximately US$1,654 in fines and penalties) at the exchange rate as of December 31, 2008. The Company disagrees with the tax inspectorate’s decision and has filed a lawsuit in the Russian arbitration courts.

EDN Sovintel is engaged in litigation with the Russian tax inspectorate in regard to claims issued by the tax inspectorate on September 25, 2006. The Russian tax inspectorate claimed that Sovintel owes taxes, fines and penalties in the amount of approximately US$24.1 million for the years ended December 31, 2004 and 2005. On October 4, 2006, Sovintel filed a lawsuit against the tax inspectorate disputing the claims. Sovintel challenged the tax inspectorate’s final decision during 2008 year and as of December 31, 2008, Sovintel received positive court rulings that invalidated all claims of the tax inspectorate’s final decision. All court hearings with respect to the tax examination for the tax years 2004 – 2005 have been finished.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

21.	Commitments, Contingencies and Uncertainties (continued)

Taxation (continued)

On April 30, 2009, the Company’s subsidiary - EDN Sovintel - received a final decision of the Russian tax inspectorate’s review of its tax filings for financial years 2006 and 2007. According to the final decision, EDN Sovintel owes an additional RUR323.8 in taxes (including RUR 35.9 in fines and penalties), which is approximately US$9,739 (including approximately US$1,080 in fines and penalties) at the exchange rate as of April 30, 2009. EDN Sovintel disagrees with the tax inspectorate’s decision and intends to file a lawsuit in the Russian Arbitration courts.

KaR-Tel

On January 10, 2005, Limited Liability Partnership “KaR-Tel” (“Kar-Tel”) received an “order to pay” issued by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies (the “Fund”), in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.55 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order, dated as of October 7, 2004, was delivered to the Company by the Bostandykski Regional Court of Almaty. The order does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004.

On January 17, 2005, Kar-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order and requesting the Turkish court to cancel the order and stay of execution proceedings in Turkey. We understand that Kar-Tel’s petition was assigned to the 4th Administrative Court in Turkey, and it should be reviewed pursuant to applicable law.

On June 1, 2006, Kar-Tel received formal notice of the Administrative Court’s ruling that the stay of execution request was denied. Kar-Tel’s Turkish counsel has advised Kar-Tel that the stay request is being adjudicated separately from the petition to cancel the order. Kar-Tel has submitted an appeal of the ruling with respect to the stay application.

On June 1, 2006 Kar-Tel also received the Fund’s response to its petition to cancel the order. In its response, the Fund asserts, among other things, that the order to pay was issued in furtherance of its collection of approximately US 5.5 billion in claims against the Uzan group of companies that were affiliated with the Uzan family in connection with the failure of T. Imar Bankasi, T.A.S. The Fund’s response to Kar-Tel’s petition claims that the Uzan group of companies includes Kar-Tel, Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S. These two Turkish companies owned an aggregate 60% of the equity interests in Kar-Tel until their interests were redeemed by Kar-Tel in November 2003 in accordance with a decision of the Review Panel of the Supreme Court of Kazakhstan. In July 2006, Kar-Tel submitted its response, dated June 30, 2006, to the Fund’s via the Kazakh Ministry of Justice, to be forwarded to the 4th Administrative Court of Istanbul, denying in material part the factual and legal assertions made by the Fund in support of the order to pay.

On December 11, 2008, Kar-Tel received a Decision of Territorial Court of Istanbul dated December 12, 2007, where the Court rejected Kar-Tel’s appeal with respect to the stay of execution request. On December 11, 2008 Kar-Tel also received a response from the Fund to Kar-Tel’s court filing in July 2006. The Turkish court presiding over the case may issue a

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

decision on the basis of the parties’ filings. Kar-Tel continues to believe that the Fund’s claim is without merit, and Kar-Tel will take whatever actions it deems necessary and appropriate to protect itself against the Fund’s claim.

Other Litigations

On April 15, 2008, we received a copy of a purported claim filed with the Arbitration Court of Khanty-Mansiisky Autonomous Okrug in Russia from Farimex Products, Inc., the purported holder of 25,000 of our ADSs. The named defendants under the claim are Eco Telecom Limited, Altimo, Avenue Limited, Janow Properties Limited, Santel Limited, Telenor and OJSC CT-Mobile. Both our company and several of our current and former directors, namely, Messrs. Mikhail Fridman, Arve Johansen, Alexey Reznikovich, Fridtjof Rusten and Henrik Torgersen, are named as third parties to the case. Under Russian law, a person named as a third party to a claim is generally a person potentially interested in the case who can participate in the proceedings if he so chooses. A third party is not a defendant in the claim and judgments cannot be entered against a person solely due to the fact that the person was named as a third party. The claimant is seeking reimbursement from the defendants to our company of approximately US$3.8 billion in alleged damages caused to our company by the actions of the defendants with regard to our entrance into the Ukrainian telecommunications market. Among other things, the claimant alleged that Alfa and Telenor prevented our company from acquiring Kyivstar and that Telenor, acting through the directors on our board nominated by Telenor, caused a delay in our acquisition of URS, which caused us damages. The court rejected the claimant’s motion to arrest the shares in our company owned by Eco Telecom and Telenor to secure the claim. On August 16, 2008, the court of first instance sustained the claim in part and held Telenor liable for approximately US$2.8 billion of damages. Telenor appealed this decision and on December 29, 2008 the Court of Appeals vacated the lower court’s ruling and remanded it for a new hearing at a different court of first instance. On February 20, 2009, the court of first instance sustained the claim in part and found Telenor liable for approximately US$1.7 billion in damages. Telenor is appealing this decision. Subsequent to the court ruling, a court bailiff arrested 15.3 million of our ordinary shares owned by Telenor. We understand that these shares can, under certain circumstances, be sold by the court bailiff to satisfy the court judgment. The court bailiff may also transfer the shares to us to the extent that they cannot be sold to satisfy the court judgment within a certain period of time. Telenor has applied for a stay of enforcement proceedings but the court denied the application. Telenor has publicly stated that it is appealing this decision. If a stay of enforcement is granted, it would freeze the sale of the arrested shares. On April 3, 2009, Telenor publicly disclosed that it has officially been served with a claim to pay US$1.7 billion to VimpelCom and that it has five days to pay the sum voluntarily. We received a letter from Telenor, dated March 31, 2009, addressed to our former CEO, relating to the Farimex Case. In the letter, Telenor alleges that in connection with the Farimex Case there have been gross violations of Telenor’s procedural and substantive rights, and states, among other things, that they expect that VimpelCom would publicly denounce the Farimex Case and publicly state that it will have nothing to do with the case or any proceeds from the Farimex Case. Telenor also stated in the letter that if for any reason we accept, whether actively or through our own inaction, the payment of proceeds of enforcement of the Farimex Case, Telenor will not hesitate to pursue whatever remedies against us (and, if appropriate, any of our management involved, personally) as may be available to Telenor in the United States and Europe, or before any transnational courts or agencies. On April 3, 2009, we responded to Telenor’s letter and stated, among other things, that if and when we are faced with a decision respecting the outcome or implications of the Farimex Case, we, of course, will act in accordance with all applicable laws, rules and regulations and in the best interests of our shareholders and that we will protect our reputation and will defend our company and our officers and directors against actions taken against us or them. As of the date hereof, the Company is not aware of any pending legal action against it in connection with this matter.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

In April 2009, for the purpose of control over VAT payments, the tax authorities requested that the Company provide the details of the Court decision as of March 2, 2009, concerning the reimbursement of losses from Telenor in favor of VimpelCom. Taking into consideration that the amount of the judgment is not related to the Company’s ordinary business obligations for goods or services, management believes that the amount is not subject to tax.

At this stage, we do not know what, if any, further actions we will take or will be required to take regarding this matter and we cannot predict what, if any, impact this matter may have on our strategic shareholders, named board members or our Company. No amounts have been accrued in these financial statements in relation to this claim.

Operating Lease Commitments

Operating lease commitments for each of the succeeding five years is expected to be as follows:

2009	86,037
2010	14,930
2011	13,294
2012	11,843
2013	9,686
Thereafter	65,270

Total	201,060

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

21.	Commitments, Contingencies and Uncertainties (continued)

Other Commitments

On August 13, 2008 the Company entered into an agreement with Apple Sales International (“Apple”) to purchase 1.5 million IPhone handsets under the quarterly purchase installments over a two year period beginning with commercial launch in the fourth quarter 2008. The Company made 12% of its quarterly purchase installment of IPhones in 2008 but did not purchase the IPhone handsets in the first quarter of 2009.

22.	Subsequent Events

In December 2007 and in February 2008 VimpelCom in connection with acquisition of Golden Telecom, Inc provided to its wholly owned subsidiary Lillian Acquisition loans in the total amount of USD 4,128,400. Golden Telecom, Inc after merger with Lillian Acquisition became a borrower under these loan agreements. On 22 January 2009 VimpelCom and Golden Telecom, Inc. completed conversion of the entire amount of the debt owed by Golden Telecom under these loan agreements into the equity of Golden Telecom, Inc and became a direct owner of 96.27% of the share capital of Golden Telecom, Inc with remaining 3.73% owned by Vimpelcom Finance BV, wholly owned subsidiary of VimpelCom.

On 11 February, 2009 VimpelCom submitted to the Russian Federal Financial Markets Service documentation required for the potential issuance of Russian ruble-denominated bonds through LLC VimpelCom-Invest, a wholly owned subsidiary of VimpelCom. The bonds may be issued depending on VimpelCom’s funding needs within a period of one year from the date on which the Russian Federal Financial Markets Service registers the submitted documentation. The proposed amount of the issue is up to 30 billion Russian rubles, which is the equivalent of approximately US$834,992 at Central Bank of Russia exchange rate as of 11 February 2009. The bonds will be guaranteed by VimpelCom.

The proposed maturity period is five years. The coupons are to be paid semiannually. Bond holders will have the right to sell their bonds to VimpelCom-Invest earlier under conditions which will be determined prior to the public placement. The bonds may be issued in three series with face values of 10 billion rubles for each, and the coupon rate for each series will be determined for the period prior to exercise of the put-option or redemption, depending on market conditions. The annual interest rate will be defined as the result of a public placement.

VimpelCom intends to use the proceeds from the bonds for refinancing of its existing indebtedness denominated in foreign currency and the development of VimpelCom’s core business. There is no assurance that VimpelCom will be able to issue these bonds or that if it does issue the bonds, that it will be able to issue bonds for the full amount intended.

On March 10, 2009, VimpelCom signed a three year loan agreement with Sberbank in the amount of RUR 8,000 million, the equivalent to US$223,855 as of March 10, 2009. The loan agreement bears annual maximum interest at a rate of 19.0% and matures on December 27, 2011. The indebtedness under this loan agreement will be secured by the pledge of the telecommunication equipment in the Rouble amount equivalent to US$233,649 as of March 10, 2009.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

22.	Subsequent Events (continued)

On March 10, 2009, VimpelCom signed a four year loan agreement with Sberbank in the amount of $US250,000. The loan agreement bears annual maximum interest at a rate of 13.0% and matures on December 27, 2012. The indebtedness under this loan agreement will be secured by the pledge of the telecommunication equipment in the amount of US$257,500.

On March 24, 2009, VimpelCom signed a seven year loan agreement with HVB in the amount of US$160,250. The facility is guaranteed by EKN export credit agency. The facility is to finance equipment and services provided to VimpelCom by Ericsson on a reimbursement basis. The principal amount will be repaid in 14 equal semi-annual payments plus interest equal to 6-month LIBOR + 1.95% per annum. The maturity date of the loan is 2016.

In March 2009, we entered into a series of forward agreements to acquire US$166,692 in Russian rubles to hedge our short-term US dollar denominated liabilities due in the fourth quarter of 2009.

In accordance with terms of the US$275,000 facility agreement dated 25 January 2007 among Golden Telecom, Inc., EDN Sovintel LLC, GTS Finance, Inc. and syndicate of banks, Golden Telecom, Inc. must provide its audited consolidated financial statements. Event of default occurs in case annual consolidated financial statements are not provided within 120 days after the end of the financial year and this breach is not remedied within 21 subsequent business days. On April 30, 2009 we have received a waiver letter from lenders with an extension of financial statements delivery period until May 29, 2009. The Company is going to sign an amendment to the loan facility in order to exclude requirement to submit consolidated financial statements of Golden Telecom, Inc. or make prepayment of the full amount of the facility in case signing of the amendment is not possible.

EXHIBIT LIST

Exhibit No.	Description
1.1	Restated Charter of VimpelCom, approved by the annual general meeting of shareholders of VimpelCom on June 29, 2007, and as amended by the board of directors of VimpelCom on August 22, 2007.+####

2.1	Deposit Agreement, dated November 20, 1996, by and among VimpelCom, The Bank of New York, as the depositary, and all owners or beneficial owners of ADSs.*

2.2	Loan Agreement, dated June 10, 2004, by and between VimpelCom and UBS (Luxembourg) S.A.##

2.3	Trust Deed, dated June 16, 2004, by and between UBS (Luxembourg) S.A. and The Bank of New York.##

2.4	Further Loan Agreement, dated July 8, 2004, by and between VimpelCom and UBS (Luxembourg) S.A.##

2.5	Supplemental Trust Deed, dated July 14, 2004, by and between UBS (Luxembourg) S.A. and The Bank of New York.##

2.6	Loan Agreement, dated October 18, 2004, by and between VimpelCom and UBS (Luxembourg) S.A.##

2.7	Trust Deed, dated October 22, 2004, by and between UBS (Luxembourg) S.A. and The Bank of New York.##

2.8	Loan Agreement, dated February 8, 2005, by and between VimpelCom and UBS (Luxembourg) S.A.##

2.9	Trust Deed, dated February 11, 2005, by and between UBS (Luxembourg) S.A. and The Bank of New York.##

2.10	Deed of Amendment, dated April 21, 2006, between VimpelCom, UBS (Luxembourg) S.A. and The Bank of New York, amending the Loan Agreement and the Further Loan Agreement, dated June 10, 2004 and July 8, 2004, respectively, between VimpelCom and UBS (Luxembourg) S.A. and assigning certain rights, interests and benefits of UBS (Luxembourg) S.A. therein pursuant to the Trust Deed and the Supplemental Trust Deed, dated June 16, 2004 and July 14, 2004, respectively, between UBS (Luxembourg) S.A. and The Bank of New York.###

2.11	Loan Agreement, dated May 12, 2006, by and between VimpelCom and UBS (Luxembourg) S.A.###

2.12	Trust Deed, dated May 22, 2006, by and between UBS (Luxembourg) S.A. and The Bank of New York.###

2.13	Loan Agreement, dated April 28, 2008, by and between VimpelCom and VIP Finance Ireland Limited.####

2.14	Trust Deed, dated April 30, 2008, by and between VIP Finance Ireland Limited, BNY Corporate Trustee Services Limited, The Bank of New York, London Branch, The Bank of New York, New York Branch and The Bank of New York (Luxembourg) S.A.####

2.15	Loan Agreement, dated April 28, 2008, by and between VimpelCom and VIP Finance Ireland Limited.####

2.16	Trust Deed, dated April 30, 2008, by and between VIP Finance Ireland Limited, BNY Corporate Trustee Services Limited, The Bank of New York, London Branch, The Bank of New York, New York Branch and The Bank of New York (Luxembourg) S.A.####

4.1	Form of Indemnification Agreement.††††

4.2	Primary Agreement, dated as of May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.§§

4.3	Registration Rights Agreement, dated as of May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.§§

4.3.1	Amendment No. 1 to Registration Rights Agreement, dated August 28, 2003, to Registration Rights Agreement, dated May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.#

4.4	Guarantee Agreement, dated as of May 30, 2001, by and among Telenor ASA, as guarantor, and VimpelCom, VimpelCom-Region and Eco Telecom Limited, as beneficiaries.§

4.5	Guarantee Agreement, dated as of May 30, 2001, by and among CTF Holdings Limited, as limited guarantor, Eco Holdings Limited, as general guarantor, and VimpelCom, VimpelCom-Region and Telenor East Invest AS, as beneficiaries.§§

4.6	$3.5 billion Facility Agreement, dated February 8, 2008, between VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and bookrunners, ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V., Dublin Branch and UBS (Luxembourg) S.A. as original lenders and Citibank International plc as agent.§§§

4.7	Agreement and Plan of Merger dated December 21, 2007, among VimpelCom Finance B.V., Lillian Acquisition, Inc. and Golden Telecom, Inc.^

8.	List of Subsidiaries.^^

12.1	Certification of General Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.^^

12.2	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.^^

12.3	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.^^

13.1	Certification of General Director, CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.^^

15.1	Consent of Ernst & Young LLC.^^

*	Incorporated by reference to the Registration Statement on Form F-1 (Registration No. 333-5694) of Open Joint Stock Company “Vimpel-Communications.”
**	Incorporated by reference to the Registration Statement on Form F-3 (Registration No. 333-12210) of Open Joint Stock Company “Vimpel-Communications.”
***	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1997 (SEC File No. 1-14522).
****	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1998 (SEC File No. 1-14522).
†	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1999 (SEC File No. 1-14522).

††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2000 (SEC File No. 1-14522).
†††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2001.
††††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2002.
#	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2003.
##	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2004.
###	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2005.
####	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2007.
§	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” furnished to the Securities and Exchange Commission on May 9, 2001.
§§	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” furnished to the Securities and Exchange Commission on June 14, 2001.
§§§	Incorporated by reference to exhibit (b)(4) to the Schedule TO-T/A filed by Lillian Acquisition, Inc. with the Securities and Exchange Commission on February 8, 2008.
^	Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Golden Telecom, Inc. with the Securities and Exchange Commission on December 21, 2007
^^	Filed herewith.
+	English translation.