Form 20-F/A
period 2008-12-31
OPEN JOINT STOCK CO VIMPEL COMMUNICATIONS
filed 2010-03-08
CIK 1023977

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

iii

EXPLANATORY NOTE

This Amended Annual Report on Form 20-F/A, referred to herein as the Annual Report on Form 20-F/A, amends our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, as filed with the U.S. Securities and Exchange Commission on May 14, 2009, referred to herein as the Original Filing. This filing is being made to restate our audited consolidated financial statements as of December 31, 2008 and for the year then ended, and to amend related disclosure. The restatement did not impact total assets or total liabilities as reported in our balance sheet as of December 31, 2008 but did require adjustments of US$469.6 million to our total equity, with this amount moving to temporary equity under the line item “Redeemable noncontrolling interest”. In addition, while the restatement did not impact net income attributable to VimpelCom as reported in our statement of income for the year ended December 31, 2008, adjustments to the additional paid-in capital resulting from the restatement did reduce the numerator in the calculation of earnings per share, resulting in a decrease in earnings per share from US$10.34 to US$10.32.

The restatement relates to the accounting for our contractual redemption arrangements relating to a 25.0% noncontrolling interest in Limnotex Developments Limited, referred to herein as Limnotex, owned by Crowell Investments Limited, referred to herein as Crowell. Limnotex is the parent company of KaR-Tel LLP, our operating subsidiary in Kazakhstan, referred to herein as KaR-Tel. On June 28, 2008, we amended our existing contractual arrangements with Crowell to include new put and call option arrangements with respect to the remaining 25.0% share in Limnotex held by Crowell. As of December 31, 2008, the put option was exercisable by Crowell between January 1, 2010 and December 31, 2010 at a fixed price. As of December 31, 2008, the call option was exercisable by our company any time between the date of delivery of KaR-Tel’s 2008 audited financial statements and December 31, 2011, at a price determined by a fair value-based pricing mechanism, and we were required to exercise the call option in full by December 31, 2011.

The restatement corrects our application of EITF Topic D-98, Classification and Measurement of Redeemable Securities, in accounting for the above-described contractual redemption arrangements relating to the noncontrolling interest in Limnotex.

Previously, we accounted for the noncontrolling interest in Limnotex at its historical cost basis within permanent equity under the line item “Noncontrolling interest” in our balance sheet as of December 31, 2008. However, this accounting treatment was incorrect because following the June 28, 2008 amendments to the contractual redemption arrangements the decision to purchase the noncontrolling interest in Limnotex was not solely in our control. Accordingly, we determined that the noncontrolling interest in Limnotex should have been classified as temporary equity under the line item “Redeemable noncontrolling interest” in our balance sheet as of December 31, 2008 and recorded at its estimated fair value on the June 28, 2008 date of the amendments.

For each period subsequent to June 28, 2008, the temporary equity amount is written up over time so that upon the expiration of the contractual redemption arrangements the value of the temporary equity equals the price to be paid for the 25.0% noncontrolling interest in Limnotex. The temporary equity amount is first credited with its share of earnings of Limnotex for the applicable period, and, to the extent that this amount is less than the required write up for the period, the difference is charged to additional paid-in capital. The charge to additional paid-in capital does not affect the net income attributable to VimpelCom as reported in our statement of income for the year ended December 31, 2008, but it does reduce the numerator in the calculation of earnings per common share. This resulted in a US$0.02 decrease in our earnings per common share for the year ended December 31, 2008.

For more information about the restatement and the related adjustments, see Note 23, Restatement of the Measurement of Noncontrolling Interest, and Note 18, Earnings per share, to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F/A.

Our shareholders should no longer rely on our financial statements previously included in the Original Filing, or the consolidated financial statements previously included in our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on December 7, 2009.

We have also presented our consolidated financial statements and related financial information in this Annual Report on Form 20-F/A as adjusted for our adoption of SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51. As more fully discussed in Note 2, Recent Accounting Pronouncements, to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F/A, we implemented the accounting provisions of SFAS No. 160 on a prospective basis from January 1, 2009 and applied it on a retrospective basis in accordance with the presentation and disclosure requirements of SFAS No. 160.

        In connection with the restatement, our management has reconsidered our previous assessment of the effectiveness of our disclosure controls and procedures and internal control over financial reporting. Our management has concluded that, due to a deficiency in the operation of our existing controls over complex transactions, a material weakness existed in our internal control over financial reporting, and, as a result, as of December 31, 2008 our internal control over financial reporting and disclosure controls and procedures were not effective. This deficiency relates only to the specific contractual redemption arrangements with the noncontrolling interest in Limnotex, as described above. For a discussion of management’s consideration of our company’s disclosure controls and procedures and the material weakness we identified, see “Item 15—Controls and Procedures” included in this Annual Report on Form 20-F/A.

Other than information relating to the restatement and our adoption of SFAS No. 160, no attempt has been made in this Annual Report on Form 20-F/A to amend or update other disclosure presented in the Original Filing. The following items in this Annual Report on Form 20-F/A have been amended principally as a result of, and to reflect, the restatement and our adoption of SFAS No. 160:

Part I, Item 3—Key Information—A. Selected Financial Data

Part I, Item 5—Operating and Financial Review and Prospects

Part II, Item 15—Controls and Procedures

Part II, Item 18—Financial Statements

Except as stated herein, this Annual Report on Form 20-F/A does not reflect events occurring after the filing of the Original Filing or amend or update those disclosures. Accordingly, this Annual Report on Form 20-F/A should be read in conjunction with our submissions with the SEC subsequent to the filing of the Original Filing.

In accordance with applicable SEC rules, this Annual Report on Form 20-F/A includes certifications from our General Director, Chief Executive Officer and Chief Financial Officer dated as of the date of this filing.

INTRODUCTION

This Annual Report on Form 20-F/A describes matters that relate generally to Open Joint Stock Company “Vimpel-Communications,” also referred to as VimpelCom or our company, an open joint stock company organized under the laws of the Russian Federation, and its consolidated subsidiaries. Thus, we use terms such as “we,” “us,” “our” and similar plural pronouns when describing the matters that relate generally to VimpelCom’s consolidated group. On February 28, 2008, we completed our acquisition of 100.0% of the outstanding shares of Golden Telecom, Inc. As we did not consolidate Golden Telecom into our U.S. GAAP financial statements until the effective acquisition date, the historical financial and operating data of VimpelCom set forth in this Annual Report on Form 20-F/A reflect Golden Telecom’s results only following the effective acquisition date, unless otherwise indicated. References in this Annual Report on Form 20-F/A to “Golden Telecom” are to Golden Telecom, Inc. and its consolidated subsidiaries with respect to the presentation of financial and operating data, unless the context otherwise requires.

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

Certain amounts and percentages that appear in this Annual Report on Form 20-F/A have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F/A contains “forward-looking statements,” as this phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are not historical facts and can often be identified by the use of terms like “estimates,” “projects,” “anticipates,” “expects,” “intends,” “believes,” “will,” “may,” “should” or the negative of these terms. All forward-looking statements, including discussions of strategy, plans, objectives, goals and future events or performance, involve risks and uncertainties. Examples of forward-looking statements include:

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

While these statements are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this Annual Report on Form 20-F/A include:

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

These factors and the other risk factors described in this Annual Report on Form 20-F/A (in the section entitled “Item 3—Key Information—D. Risk Factors”) are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Under no circumstances should the inclusion of such forward looking statements in this Annual Report on Form 20-F/A be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. The forward-looking statements included in this Annual Report on Form 20-F/A are made only as of the date of the Original Filing and we cannot assure you that projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

2

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not required.

ITEM 2.	Offer Statistics and Expected Timetable

Not required.

ITEM 3.	Key Information

A. Selected Financial Data

The following tables set forth selected historical consolidated financial data for VimpelCom, presented in U.S. dollars and prepared in accordance with U.S. GAAP. The selected historical consolidated financial data for the years ended December 31, 2008, 2007 and 2006 and as at December 31, 2008 and 2007 is derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F/A. As discussed in the Explanatory Note to this Annual Report on Form 20-F/A, we are restating our historical consolidated financial statements as of December 31, 2008 and for the year then ended, and the following table reflects the adjustments made in connection with the restatement (see Note 23, Restatement of the Measurement of Noncontrolling Interest, to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F/A). The selected historical consolidated financial data for the years ended December 31, 2005 and 2004 and as at December 31, 2006, 2005 and 2004 is derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F/A. The selected financial data set forth below should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this Annual Report on Form 20-F/A and the section of this Annual Report on Form 20-F/A entitled “Item 5—Operating and Financial Review and Prospects.”

	Years Ended December 31,
	2008		2007		2006		2005		2004
	(In thousands of U.S. dollars, except per share and per ADS amounts)
Operating revenues:
Service revenues	US$	9,999,850	US$	7,161,833	US$	4,847,661	US$	3,175,221	US$	2,070,720
Sales of equipment and accessories		107,946		6,519		19,265		30,478		38,711
Other revenues		17,190		6,528		2,931		5,419		3,571

Total operating revenues		10,124,986		7,174,880		4,869,857		3,211,118		2,113,002
Revenue based taxes		(8,054)		(3,782)		(1,879)		—		—
Net operating revenues		10,116,932		7,171,098		4,867,978		3,211,118		2,113,002
Operating expenses:
Service costs		2,262,570		1,309,287		872,388		514,124		327,403
Cost of equipment and accessories		101,282		5,827		18,344		28,294		30,585
Selling, general and administrative expenses		2,838,508		2,206,322		1,503,615		1,085,807		720,127
Depreciation		1,520,184		1,171,834		874,618		451,152		281,129
Amortization		360,980		218,719		179,846		142,126		64,072
Impairment loss		442,747		—		—		—		7,354
Provision for doubtful accounts		54,711		52,919		21,848		11,583		8,166

Total operating expenses		7,580,982		4,964,908		3,470,659		2,233,086		1,438,836

Operating income		2,535,950		2,206,190		1,397,319		978,032		674,166
Other income and expenses:
Interest income		71,618		33,021		15,471		8,658		5,712
Net foreign exchange (loss) gain		(1,142,276)		72,955		24,596		7,041		3,563

Interest expense		(495,634)		(194,839)		(186,404)		(147,448)		(85,6630)
Other (expenses) income, net		(17,404)		3,240		(38,844)		(5,853)		(12,153)
Equity in net loss of associates		(61,020)		(211)

Total other income and expenses		(1,644,716)		(85,834)		(185,181)		(137,602)		(88,541)

	Years Ended December 31,
	2008		2007		2006		2005		2004
	(In thousands of U.S. dollars, except per share and per ADS amounts)
Income before income taxes and cumulative effect of change in accounting principle		891,234		2,120,356		1,212,138		840,430		585,625
Income tax expense		303,934		593,928		390,663		221,901		155,000
Income before cumulative effect of change in accounting principle		587,300		1,526,428		821,475		618,529		430,625

Cumulative effect of change in accounting principle		—		—		(1,882)		—		—

Net income		587,300		1,526,428		819,593		618,529		430,625

Net income attributable to the noncontrolling interest		62,966		63,722		8,104		3,398		80,229
Net income attributable to VimpelCom	US$	524,334	US$	1,462,706	US$	811,489	US$	615,131	US$	350,396

Weighted average common shares outstanding (thousands)		50,700		50,818		50,911		51,066		41,224
Income before cumulative effect of change in accounting principle attributable to VimpelCom per common share (restated*)	US$	10.32	US$	28.78	US$	15.98	US$	12.05	US$	8.50
Income before cumulative effect of change in accounting principle attributable to VimpelCom per ADS equivalent(2)	US$	0.52	US$	1.44	US$	0.80	US$	0.60	US$	0.43
Net income attributable to VimpelCom per common share (restated*)	US$	10.32	US$	28.78	US$	15.94	US$	12.05	US$	8.50
Net income attributable to VimpelCom per ADS equivalent(1)	US$	0.52	US$	1.44	US$	0.80	US$	0.60	US$	0.43
Weighted average diluted shares		50,703		50,818		50,947		51,085		41,272
Diluted income before cumulative effect of change in accounting principle attributable to VimpelCom per common share(2) (restated*)	US$	10.32	US$	28.78	US$	15.97	US$	12.04	US$	8.49
Diluted income before cumulative effect of change in accounting principle attributable to VimpelCom per ADS equivalent(1)	US$	0.52	US$	1.44	US$	0.80	US$	0.60	US$	0.42
Diluted net income attributable to VimpelCom per common share(2) (restated*)	US$	10.32	US$	28.78	US$	15.93	US$	12.04	US$	8.49
Diluted net income attributable to VimpelCom per ADS equivalent(2)	US$	0.52	US$	1.44	US$	0.79	US$	0.60	US$	0.42
Dividends per share	US$	11.46	US$	6.47		—		—		—
Dividends per ADS equivalent	US$	0.57	US$	0.32		—		—		—

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

(2)	Diluted income before cumulative effect of change in accounting principle attributable to VimpelCom and diluted net income attributable to VimpelCom per common share and ADS equivalent includes dilution for employee stock options for 2008, 2007, 2006, 2005 and 2004.
*	Restated amounts for the year ended December 31, 2008. Please refer to Note 23, Restatement of the Measurement of Noncontrolling Interest, to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F/A.

	At December 31,
	2008		2007		2006		2005		2004
	(In thousands of U.S. dollars)
Consolidated balance sheets data:
Cash and cash equivalents	US$	914,683	US$	1,003,711	US$	344,494	US$	363,646	US$	305,857
Working capital (deficit)(1)		(1,407,795)		(272,784)		(487,420)		(457,927)		(127,903)
Property and equipment, net		6,425,873		5,497,819		4,615,675		3,211,112		2,314,405
Telecommunications licenses and allocations of frequencies, goodwill and other intangible assets, net		5,124,555		2,217,529		1,957,949		1,500,799		1,338,305
Total assets		15,725,153		10,568,884		8,436,546		6,307,036		4,780,241
Total debt, including current portion(2)		8,442,926		2,766,609		2,489,432		1,998,166		1,581,138
Total liabilities		11,115,307		4,868,688		4,235,777		3,377,861		2,620,728
Redeemable noncontrolling interest*		469,604		—		—		—		—
Total equity (restated*)	US$	4,140,242	US$	5,700,196	US$	4,200,769	US$	2,929,175	US$	2,159,513

(1)	Working capital is calculated as current assets less current liabilities.
(2)	Includes bank loans, Russian ruble denominated bonds, equipment financing and capital lease obligations for all periods presented. Subsequent to December 31, 2008, there have been a number of additional changes in certain of our outstanding indebtedness. For information regarding these changes, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities.”
*	Restated amounts as of December 31, 2008. Please refer to Note 23, Restatement of the Measurement of Noncontrolling Interest, to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F/A.

Selected Operating Data

The following selected operating data as of December 31, 2008, 2007, 2006, 2005 and 2004 has been derived from internal company sources and from independent sources that we believe to be reliable. The selected operating data set forth below should be read in conjunction with VimpelCom’s consolidated financial statements and their related notes included elsewhere in this Annual Report on Form 20-F/A and the section of this Annual Report on Form 20-F/A entitled “Item 5—Operating and Financial Review and Prospects.” Our subscriber data, ARPU and MOU for years 2005 – 2008 and churn figures for year 2008 in the table below are reported on the basis of active subscribers.

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

C. Reasons for the Offer and Use of Proceeds

Not required.

D. Risk Factors

The risk factors below are associated with our company and our ADSs. Before purchasing our ADSs, you should carefully consider all of the information set forth in this Annual Report on Form 20-F/A and, in particular, the risks described below. If any of the following risks actually occur, our business, financial condition or results of operations could be harmed. In that case, the trading price of our ADSs could decline and you could lose all or part of your investment.

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

We have substantial amounts of outstanding indebtedness. As of December 31, 2008, the aggregate principal on our total outstanding indebtedness was approximately US$8,442.9 million. For more information regarding our outstanding indebtedness, see the sections of this Annual Report on Form 20-F/A entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities.”

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

A significant amount of our costs, expenditures and liabilities are denominated in U.S. dollars, including capital expenditures and borrowings. We are required to collect revenues from our subscribers and from other Russian telecommunications operators for interconnect charges in Russian rubles, and there may be limits on our ability to convert these Russian rubles into foreign currency. We hold part of our readily available cash in U.S. dollars and Euros in order to manage against the risk of Russian ruble devaluation. Even though we have entered into forward and option agreements to hedge some of our financial obligations, if the U.S. dollar value of the Russian ruble were to dramatically decline, we could have difficulty repaying or refinancing our foreign currency denominated indebtedness. Significant changes in the Russian ruble to the value of the U.S. dollar or the Euro, unless effectively hedged, could result in significant variability in our earnings and cash flows. There can be no assurance that we will be able to effectively hedge currency fluctions due to the cost or availability of hedging instruments. An increase in the Russian ruble value of the U.S. dollar could, unless effectively hedged, result in a net foreign exchange loss due to an increase in the Russian ruble value of our U.S. dollar denominated liabilities. In turn, our net income could decrease. Accordingly, fluctuations in the value of the Russian ruble against the U.S. dollar could materially adversely affect our business, financial condition and results of operations. For more information about the market risks we are exposed to as a result of foreign currency exchange rate fluctuations, please see the section of the Annual Report on Form 20-F/A entitled “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

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

Two of our beneficial shareholders, Telenor East Invest AS, or Telenor, and Eco Telecom Limited, part of the Alfa Group of companies, or the Alfa Group, each beneficially owns enough voting stock to block shareholder decisions that require at least a 75.0% majority vote. Telenor has reported that it beneficially owned 29.9% of our voting capital stock and Alfa Group has reported that it beneficially owns 44.0% of our voting capital stock. There is a risk that either of them could use its greater than 25.0% beneficial ownership of our voting capital stock to block certain shareholder decisions in a manner that may not be in our best interest or in the best interest of our minority shareholders or other security holders. For more information regarding each of Telenor’s and Alfa Group’s beneficial ownership of our shares, see the section of this Annual Report on Form 20-F/A entitled “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Furthermore, each of Telenor and Alfa Group has sufficient votes to elect at least three candidates to our board of directors. Several important decisions of our board may require the approval of at least eight out of nine directors, including: the approval of the business priorities and strategic orientations of our company; acquisitions or sales of shareholdings in other companies; approval and amendment of the annual budget and business plan (and approving any agreements beyond the limits of the approved budget and business plan); approval, amendment or termination of internal documents of our company (except those requiring shareholder approval); and appointment, dismissal and early termination of the authority of the general director. Therefore, there is a risk that Telenor’s and Alfa Group’s respective nominees to our board of directors could use their positions to block certain board decisions requiring an eight out of nine vote of the board in a manner that may not be in our best interest or the best interest of our minority shareholders or other security holders. For more information regarding our board of directors and each of Telenor’s and Alfa Group’s right to nominate directors, see the section of this Annual Report on Form 20-F/A entitled “Item 6—Directors, Senior Management and Employees.”

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

To the extent that our strategic shareholders continue to engage in disputes and litigations in connection with the matters described above or with other matters, it could lead to a further deterioration in their relationship which could have a material adverse effect on our business, financial condition and prospects and could lead to further claims being made against our company by our strategic shareholders or others, which in turn could result in a material adverse effect on our business, financial condition and prospects. For more information about litigation relating to Telenor and Alfa Group, please see the section of this Annual Report on Form 20-F/A entitled “Item 4—Information on the Company—Legal Proceedings.”

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

Alfa Group has disclosed that its affiliate, Eco Telecom, has pledged all of our common shares, preferred shares and ADSs owned by it as security in connection with a US$2.0 billion loan from the “Bank for Development and Foreign Economic Affairs, or Vnesheconombank, a Russian state bank. In addition, as discussed in the immediately prior risk factor, in connection with the US$1.7 billion judgment rendered against Telenor in the Farimex Case, the court bailiff has arrested 15.3 million of our ordinary shares owned by Telenor. We understand that these shares can, under certain circumstances, be sold by the court bailiff to satisfy the court judgment. For more information about these matters, please see the section of this Annual Report on Form 20-F/A entitled “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 4—Information on the Company—Legal Proceedings.” If Telenor or Alfa Group were to dispose of their stakes in VimpelCom, either voluntarily or involuntarily through, for example, a sale of Telenor’s shares by the court bailiff or the foreclosure on the Eco Telecom’s pledged shares, respectively, our company may be deprived of the benefits and resources that it derives from Telenor and Alfa Group, respectively, which could have a material adverse effect on our business, financial condition and results of operations.

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

We have been subject to substantial claims by the Russian tax inspectorate with respect to other tax years for which we have been audited in the past. These claims have resulted in additional payments, including fines and penalties, by our company to the tax authorities. We have challenged and are currently challenging certain claims by the Russian tax inspectorate in court. For more information regarding tax claims and their effects on our financial statements, see the sections of this Annual Report on Form 20-F/A entitled “Item 4—Information on the Company—Legal Proceedings” and “Item 5—Operating and Financial Review and Prospects” and Note 21 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F/A. Tax audits both in Russia and in other countries in which we operate are conducted regularly. In addition, for more information concerning the tax risks we face, see the risk factor in this section entitled “—Risks Related to the Legal and Regulatory Environment in Russia and the CIS—Unpredictable tax systems give rise to significant uncertainties and risks that complicate our tax planning and business decisions.”

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

On January 10, 2005 KaR-Tel, received an “order to pay” issued by the Savings Deposit Insurance Fund, or the Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies, in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.6 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). Our company believes that the order to pay is without merit, has filed a petition for cancellation of the order to pay and continues to contest the order. However, there can be no assurance that KaR-Tel will prevail in its petition for the cancellation of the order to pay or that we will not be subject to protracted litigation with the Fund or others. The adverse resolution of this matter and any other matter that may arise in connection with the order to pay issued by the Fund or any other claims made by the Fund or the former shareholders of KaR-Tel, could have a material adverse effect on our business, financial condition and results of operations, including an event of default under some or all of our outstanding indebtedness. For more information about our litigation relating to KaR-Tel, please see the section of this Annual Report on Form 20-F/A entitled “Item 4—Information on the Company—Legal Proceedings.”

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

We are required to meet certain terms and conditions under our licenses, including meeting certain conditions established by the legislation regulating the communications industry. For more information on our licenses and their related requirements, please see the sections of this Annual Report on Form 20-F/A entitled “Item 4—Information on the Company—Mobile Telecommunications Licenses,” “Item 4—Information on the Company—Fixed-line, Data and Long Distance Licenses” and “Item 4—Information on the Company—Regulation of Telecommunications”.

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

If our licenses for provision of telecommunications services or frequency allocations are not renewed, our business could be materially adversely affected. For more information, please see the section of this Annual Report on Form 20-F/A entitled “Item 4—Information on the Company—Mobile Telecommunications Licenses.”

We face uncertainty regarding payments for frequency allocations under the terms of some of our licenses.

We are required to make payments for frequency allocations under the terms of our licenses. In some cases, these frequency allocation payments have been substantial. Though we have not been charged significant fees for frequency allocations in our license areas since 1998, we cannot assure you that in the future we will not be required to make substantial payments for additional frequency channels that we use or need, which could negatively affect our financial results. The loss or suspension of many of our frequency allocations could affect our ability to provide services and materially adversely affect our business, financial condition and results of operations. For more information, please see the section of this Annual Report on Form 20-F/A entitled “Item 4—Information on the Company—Regulation of Telecommunications.”

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

We have in the past been unable to obtain frequency allocations necessary to test or expand our networks. For example, our applications for GSM-900 frequencies in five regions within the Urals super-region and eight regions in the Northwest super-region were denied. Further, we were denied a grant of GSM-900, GSM-1800 frequencies in the Far East super-region and E-GSM frequencies throughout all of Russia by Russia’s State Radio Frequency Commission, or the SRFC. Although our company received frequencies in three regions within the Far East super-region through tenders conducted in 2007, our company was denied frequencies for eight other regions within the Far East super-region. The Federal Antimonopoly Service has declared that the terms of these tenders violated Russian antimonopoly law and, together with our company, filed a lawsuit challenging the results of the tenders. This lawsuit and a related lawsuit by a regulatory agency seeking invalidation of the Federal Antimonopoly Service declaration are pending. These proceedings could result in our company losing the frequencies allocated to us pursuant to the tenders, and we cannot provide any assurance that our company will obtain additional frequencies in the Far East super-region. For more information about this litigation, please see the section of this Annual Report on Form 20-F/A entitled “Item 4—Information on the Company—Legal Proceedings.”

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

We may enter into strategic partnerships and joint ventures with other companies to develop our business and expand our operations beyond the CIS. For example, in July 2008 we entered into a joint venture to provide mobile services in Vietnam. In October 2008 we acquired a minority stake in Euroset, a mobile handset retailer and dealer for major mobile network operators in Russia. For more information about the joint venture in Vietnam and our acquisition of a minority stake in Euroset, please see the section of this Annual Report on Form 20-F/A entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing activities—2008.”

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

Historically the vast majority of our revenue has come from providing telecommunications services, with relatively little of our revenue coming from sales of handsets and other devices. In 2008 we significantly increased our sale of devices by beginning to sell broadband internet modems and entering into an agreement with Apple Sales International to sell iPhones. Sales of devices tend to yield lower profit margins than sale of services and the need to maintain devices in inventory can have a negative impact on our working capital. In addition, sales of handsets are sensitive to changes in economic conditions and there can be no assurance that we will be able to fulfill our purchase commitment under the agreement with Apple Sales International. For more information, please see the section of this Annual Report on Form 20-F/A entitled “Item 5—Operating and Financial Review and Prospects—Results of Operations—Liquidity and Capital Resources—Contractual Obligations.”

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

We have sourced certain information contained in this Annual Report on Form 20-F/A from third parties, including private companies and governmental agencies, and we have relied on the accuracy of this information without independent verification. The official data published by governmental agencies in Russia and the CIS is substantially less complete and less reliable than similar data in the United States and Western Europe. We cannot be certain that the information that we obtained from government and other sources and included in this document is reliable. When reading this Annual Report on Form 20-F/A, you should keep in mind that the data and statistics that we have included relating to Russia and the CIS could be incomplete or erroneous. In addition, because there is limited reliable data and no current official data regarding the relevant telecommunications markets, including our competitors, we have relied, without independent verification, on certain publicly available information. This includes press releases and filings under the U.S. securities laws, as well as information from various private publications, some or all of which could be based on estimates or unreliable sources.

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

In addition, on October 12, 2006, the Plenum of the Supreme Arbitration Court of the Russian Federation issued Ruling No. 53 which introduced a new concept of “unjustified tax benefit” which is defined mainly by reference to specific examples of such tax benefits, such as absence of business purpose, which may lead to disallowance thereof for tax purposes. There is no practice or guidance on interpretation of this new concept by the tax authorities or courts, but it is likely that the tax authorities will actively seek to apply this concept when challenging tax positions taken by taxpayers in Russian courts. Although the intention of this ruling was to combat abuse of tax law, in practice there is no assurance that the tax authorities will not seek to apply this concept in a broader sense than may have been intended by the Supreme Arbitration Court. Furthermore, there is a trend to broaden the application of criminal responsibility for tax violations as exemplified by Resolution No. 64 of the Russian Supreme Court, “On the practice of applying responsibility for tax crimes,” dated December 28, 2006. We are subject to periodic tax inspections that may result in tax assessments and additional amounts owed by us for prior tax periods. For more information on such risks, please see “—Risks Related to Our Business—We could be subject to claims by the Russian tax inspectorate that could have a material adverse effect on our business.” For more information about our disputes with the Russian tax authorities, please see the section of this Annual Report on Form 20-F/A entitled “Item 4—Information on the Company—Legal Proceedings.”

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

Our investing activities included capital expenditures on the purchase of equipment, telephone line capacity, frequency allocations, buildings and other assets as a part of the ongoing development of our mobile networks and acquisitions of businesses. In 2006, 2007 and 2008, we paid approximately US$1,607.2 million, US$1,690.7 million and US$2,444.7 million, respectively, for the purchase of equipment, intangible assets, software and other non-current assets. In 2006, we paid approximately US$679.8 million for the acquisition of new entities (net of cash holdings of acquired companies), including Unitel, Buztel, Mobitel and ArmenTel. In

2007, we paid approximately US$301.3 million for the acquisition of new entities (net of cash holdings of acquired companies), including CSK, Limited Liability Partnership Teta Telecom (“Teta Telecom”) and our acquisition of the 10.0% interest in ArmenTel that we did not already own. In 2008 we paid approximately US$ 4,134.7 million for the acquision of the new entities (net of cash holdings of acquired companies) including Golden Telecom, Corbina Telecom, Morefront Holdings Ltd, GTEL-Mobile, Sotelco Ltd and acquiring an additional 25.0% less one share of Limnotex Developments Limited. Our capital expenditures in 2009 will mainly consist of maintenance expenditures, with the exception of the rollout of the network in Cambodia and necessary investments to meet 3G license capital requirements in Russia. The actual amount of our capital expenditures for 2009 will depend on market development and our performance. For more information on our principal capital investments and investing activities, including acquisitions and divestitures of interests in other companies, and method of financing, see the sections of this Annual Report on Form 20-F/A entitled “Item 5—Operating and Financial Review and Prospects—Mergers and Recently Completed Acquisitions,” “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing Activities” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future liquidity and capital requirements.”

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

For additional information relating to the risks relating to the 3G license award, see the section of this Annual Report on Form 20-F/A entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially adversely affect our business.”

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

Principal Terms of Our Fixed-Line, Data and Long Distance Licenses in Russia

License Type	Region	Expiration Date
Local Communications	Moscow,(3) Nizhny Novgorod(3)
Services excluding local	Khabarovsk,(3) Novosibirsk(3)	March 09, 2012
communications services	St. Petersburg(3)	January 23, 2012
using payphones and	Ekaterinburg (3)	February 16, 2011
multiple access facilities	Rostov-on-Don(3)	August 27, 2011
	Moscow(4)	May 21, 2012
	Saint-Petersburg (4)	June 05, 2012
	Nizhny Novgorod (1)	October 05, 2010
	Moscow (2)	July 23, 2011
	Saint-Petersburg(2)	December 12, 2010
Local Communications	Moscow, (3) St. Petersburg,(3)	September 21, 2011
Services using multiple	Novosibirsk,(3) Nizhny Novgorod,(3) Khabarovsk(3)	March 09, 2012
access facilities	Ekaterinburg(3)	July 20, 2010
	Rostov-on-Don(3)	March 26, 2013
Moscow,(4) St. Petersburg,(4) Nizhny Novgorod,(4)
	Rostov-on-Don(4)	November 09, 2012
	Nizhny Novgorod(1)	February 27, 2013
Leased Communications	Moscow, (3) St. Petersburg,(3), Novosibirsk,(3) Nizhny
Circuits Services	Novgorod,(3) Rostov-on-Don,(3) Khabarovsk(3)	July 5, 2011
	Ekaterinburg(3)	July 20, 2010
	Moscow (4)	May 18, 2011
	Nizhny Novgorod(1)	November 28, 2013
	Moscow (2)	July 5, 2011
Voice Communications	Moscow,(3) St. Petersburg,(3) Novosibirsk,(3) Ekaterinburg,(3)
Services in Data	Nizhny Novgorod,(3) Rostov-on-Don,(3) Khabarovsk,(3)	March 15, 2011
Transmission Networks	Rostov-on-Don(4)	May 7, 2013
	Nizhny Novgorod(1)	January 27, 2011
	Moscow (2)	May 25, 2011
	St. Petersburg(2)	November 21, 2010
	Moscow (6)	January 23, 2012
International and National
Communications Services	Russian Federation(3)	May 31, 2012
Telematic Services	Moscow,(3) St. Petersburg,(3)	August 18, 2013
Novosibirsk,(3) Nizhny Novgorod,(3) Rostov-on-Don,(3)
	Khabarovsk,(3)	October 04, 2012
	Ekaterinburg(3)	July 20, 2010
	Moscow(4)	August 31, 2012
St. Petersburg,(4) Ekaterinburg,(4) Nizhny Novgorod,(4)
	Novosibirsk,(4) Rostov-on-Don(4)	May 21, 2012
	Nizhny Novgorod(1)	December 23, 2010
	St. Petersburg(2)	November 21, 2010
	Moscow(6)	January 23, 2012
	Moscow(2)	June 5, 2011
Intra-zonal	Moscow,(3) St. Petersburg(3)	October 24, 2011
Communications Services	Novosibirsk,(3) Ekaterinburg,(3) Nizhny Novgorod,(3) Rostov-on-Don,(3) Khabarovsk(3)	February 16, 2011
	Moscow(4)	March 15, 2011
	Nizhny Novgorod(1)	October 5, 2010
Data Transmission	Moscow,(3) St. Petersburg(3)	August 18, 2013
Services	Ekaterinburg(3)	July 20, 2010
	Novosibirsk,(3) Nizhny Novgorod, (3) Rostov-on-Don,(3) Khabarovsk (3)	October 4, 2012
	Moscow(4)	August 29, 2012
St. Petersburg,(4) Ekaterinburg,(4)
	Nizhny Novgorod(4)	June 5, 2012

Principal Terms of Our Fixed-Line, Data and Long Distance Licenses in Russia

License Type	Region	Expiration Date
	Novosibirsk,(4) Rostov-on-Don(4)	March 9, 2012
	Nizhny Novgorod(1)	December 23, 2010
	St. Petersburg(2)	November 21, 2010
	Moscow(6)	January 23, 2012
	Moscow (2)	June 5, 2011
Communications Services	Moscow,(3) St. Petersburg,(3) Novosibirsk,(3) Ekaterinburg,(3)
for the Purposes of Cable	Nizhny Novgorod,(3) Rostov-on-Don,(3)
Broadcasting	Khabarovsk(3)	December 6, 2012
	Moscow(4)	September 21, 2011
	St. Petersburg(4)	September 18, 2012
	Novosibirsk,(4) Rostov-on-Don(4)	November 28, 2013
Communications Services	Moscow(5)	June 19, 2011
for the Purposes of TV	St. Petersburg(5)	July 28, 2011
Broadcasting	Moscow(6)	June 19, 2011

(1)	These licenses are held by ADS.
(2)	These licenses are held by Dicom.
(3)	These licenses are held by Sovintel.
(4)	These licenses are held by Investelectrosvyaz.
(5)	These licenses are held by Kolangon-Optim.
(6)	These licenses are held by Dominanta

Principal Terms of Our Fixed-Line, Data and Long Distance Licenses in the CIS

License Type	Region	Expiration Date
Local Communications Services	Ukraine (excluding Kyiv, Kyiv Region, Odessa, Odessa Region)(1)	Oct. 29, 2013
	Uzbekistan(2)	July 4, 2011
	Alma-aty and Alma-aty region, Atyrau and Atyrau region, Astana and Akmolinskaya region(3)	Unlimited
	Kyiv, Kyiv Region, Odessa Region(1)	October 12, 2012
	Armenia(6)	March 3, 2013
International and National	Russia(4)	December 12, 2005
Communications Services	Armenia(6)
	Uzbekistan(5)	March 3, 2013
	Kyiv, Odessa, Odessa Region, Donetsk, Donetsk Region, Kharkov, Kharkov Region, Lviv, Lviv Region, Dnipropetrovsk, Dnipropetrovsk Region(1)	January 14, 2010
	Ukraine (excluding Kyiv, Odessa, Odessa Region, Donetsk, Donetsk Region, Kharkov, Kharkov Region, Lviv, Lviv Region, Dnipropetrovsk,	December 31, 2013
	Dnipropetrovsk Region)(1)	January 28, 2014
	Tajikistan(7)	August 11, 2011
Telematic Services
	Tajikistan(7)	July 23, 2009
Data Transmission Services	Uzbekistan(2)	August 29, 2011
	Kazakhstan(3)	Unlimited
	Tajikistan(7)	December 12, 2010

Principal Terms of Our Fixed-Line, Data and Long Distance Licenses in the CIS

License Type	Region	Expiration Date
Radio Frequencies	Kyiv, Sevastopol, Dnipropetrovsk Region, Donetsk Region, Kharkov Region, Odessa Region, Zaporozhye Region, Kyiv Region, Lugansk Region, Lviv Region, Poltava Region, Vinnitsa Region, Zhitomir Region, Suma Region, Kherson Region, Khmelnitsk Region, Ivano-Frankovsk Region, Volyn Region, Zakarpatye Region, Kirovograd Region, Rovno Region, Ternopol Region, Cherskassk Region, Chernigov Region, Chernovets Region, Crimea(8)	April 20, 2016
Communications Services for the Purposes of Cable Broadcasting	Kyiv(1)	May 18, 2017

(1)	These licenses are held by GTU.
(2)	These licenses are held by Buzton.
(3)	These licenses are held by SA-Telcom.
(4)	This license is held by VimpelCom and contains the customary conditions for licenses of this kind, including a start-of-service requirement of September 12, 2008. VimpelCom has entered into interconnect agreements with all zonal operators and applied for long distance and international communications codes from the regulator Mininformsvyazi. This license will be used to transfer traffic in its GSM network, and VimpelCom intend to implement it during 2008 by deploying a multi-service federal transit network. For more information on the risks related to access to local and long distance services, please see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business— Our ability to provide telecommunications services would be severely hampered if our access to local and long distance line capacity was limited or if the commercial terms of our interconnect agreements were significantly altered.”
(5)	Buzton holds two licenses in this region, both of which expire on the same date.
(6)	These licenses are held by ArmenTel.
(7)	These licenses are held by Tacom.
(8)	This license is held by S-Line.

For more information on the risks related to access to local and long distance services, please see the section of this Annual Report on Form 20-F/A entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our ability to provide telecommunications services would be severely hampered if our access to local and long distance line capacity was limited or if the commercial terms of our interconnect agreements were significantly altered.” For more information on licensing regulations and other risks related to our licenses in Russia and the CIS, please see the sections of this Annual Report on Form 20-F/A entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business” and “—Regulation of Telecommunications.”

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

	Years Ended December 31,
	2008	2007	2006
End of period mobile subscribers:
Russia	47,676,844	42,221,252	39,782,690
Kazakhstan	6,269,927	4,603,300	3,052,878
Uzbekistan	3,636,243	2,119,612	700,470
Ukraine	2,052,493	1,941,251	1,523,682
Armenia	544,271	442,484	415,965
Tajikistan	624,624	339,393	72,028
Georgia	225,055	72,655	—
Total	61,029,457	51,739,947	45,547,713
Mobile penetration rate:*
Russia	132.3%	121.7%	104.6%
Kazakhstan	92.7%	81.5%	51.7%
Uzbekistan	45.3%	21.9%	10.4%
Ukraine	120.8%	120.4%	103.4%
Armenia	79.3%	57.8%	37.0%
Tajikistan	47.5%	29.5%	11.9%
Georgia	83.5%	59.8%	—

*	See Notes (1)-(3) of the selected industry operating data table in the section of this Annual Report on Form 20-F/A entitled “Item 3—Key Information—A. Selected Financial Data—Selected Operating Data.”

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

MegaFon. In addition to MTS, we also compete with MegaFon, the third largest mobile operator in Russia in terms of the number of subscribers. According to AC&M Consulting, as of December 31, 2008, MegaFon had approximately 43.3 million subscribers, representing a market share of approximately 23.0%. MegaFon holds GSM-900/ 1800 licenses to operate in all regions of Russia. In 2003, Alfa Group acquired CT Mobile, which owns approximately 25.1% of MegaFon’s common stock. For more information on Alfa Group’s ownership interest in MegaFon, please see the section of this Annual Report on Form 20-F/A entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our competitors may receive preferential treatment from the regulatory authorities and benefit from the resources of their shareholders, potentially giving them a substantial competitive advantage over us.”

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

Legal Proceedings

KaR-Tel Litigation

Prior to our acquisition of KaR-Tel, in November 2003, KaR-Tel redeemed for an aggregate of 450,000.0 Kazakhstani tenge (or approximately US$3,100.0 based on the Kazakhstani tenge to U.S. dollar exchange rate as of December 31, 2003) the equity interests of Turkish companies, Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S., owning an aggregate of 60.0% of the equity interests in KaR-Tel, referred to herein as the Former Shareholders, in accordance with an October 30, 2003 decision of the Review Panel of the Supreme Court of Kazakhstan. The decision was based on the finding that the Former Shareholders inflicted material damage on KaR-Tel by causing KaR-Tel to lose a valuable government tax concession and selling KaR-Tel obsolete and over-priced telecommunications equipment. The redemption process was initiated on April 15, 2002 by a repeated extraordinary general meeting of KaR-Tel shareholders reconvened by a shareholder owning 40.0% of the equity interests in KaR-Tel. In late August 2004, prior to our acquisition, we received letters from the Former Shareholders claiming that they continue to own such interests and stating that, without their approval, all KaR-Tel deals are illegal and invalid. The Former Shareholders stated in these letters that subsequent to such redemption, their respective managements were taken over by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies, referred to in this Annual Report on Form 20-F/A as the Fund. The Former Shareholders indicated in their letters that they were preparing to put their case before the International Center for the Solution of Investment Disputes, or ICSID, an independent organization with links to the World Bank. Based on information disclosed by ICSID, an action by the Former Shareholders against the Republic of Kazakhstan, the subject matter of which is “telecommunications enterprise,” was filed in August 30, 2005. While we understand that this action does pertain to the Former Shareholders and their former interests in KaR-Tel, neither VimpelCom nor KaR-Tel is a party to this action. According to ICSID, the arbitration tribunal issued an award in favor of the Former Shareholders on July 29, 2008. Based on information in publicly available sources, the tribunal found that, among other things, the Republic of Kazakhstan expropriated the Former Shareholder’s investment in KaR-Tel without complying with conditions set forth in the Bilateral Investment Treaty between the Republic of Kazakhstan and the Republic of Turkey. However, the tribunal’s award did not address the validity of the decision of the Review Panel of the Supreme Court of Kazakhstan. The tribunal ordered the Republic of Kazakhstan to pay US$125.0 million plus interest to the Former Shareholders. According to ICSID, an application for the institution of annulment proceedings of the ICSID award has been registered with ICSID. We cannot assure you that the Former Shareholders or other parties will not pursue any action against VimpelCom or KaR-Tel in any forum or jurisdiction. If the Former Shareholders or other parties were to prevail in any such action, we could lose ownership of up to 60.0% of our interest in KaR-Tel, be required to reimburse the Former Shareholders for the value of their interests or otherwise suffer monetary and reputational or other damages that cannot currently be quantified.

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

For more information on these risks, and other risks associated with our acquisition of KaR-Tel, refer to the section of this Annual Report on Form 20-F/A entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Claims by the former shareholders of KaR-Tel and/or the Turkish Savings Deposit Insurance Fund or others may result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness, and deprive us of the value of our ownership interest in KaR-Tel.”

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

For the risks related to this matter, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We could be subject to claims by the Russian tax inspectorate that could have a material adverse effect on our business.” For more information regarding the effects of prior tax claims on our financial statements, see the section of this Annual Report on Form 20-F/A entitled “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and Note 21 thereto included elsewhere in this Annual Report on Form 20-F/A.

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

Litigation involving Farimex Products

On April 15, 2008, we received a copy of a purported claim filed with the Arbitration Court of Khanty-Mansiisky Autonomous Okrug in Russia from Farimex Products, Inc., the purported holder of 25,000 of our ADSs. The named defendants under the claim were Eco Telecom Limited, Altimo Holdings & Investments Ltd., Avenue Limited, Janow Properties Limited, Santel Limited, Telenor East Invest AS and OJSC CT-Mobile. Both our company and several of our current and former directors, namely, Messrs. Mikhail Fridman, Arve Johansen, Alexey Reznikovich, Fridtjof Rusten and Henrik Torgersen, were named as third parties to the case. Under Russian law, a person named as a third party to a claim is generally a person potentially interested in the case who can participate in the proceedings if he so chooses. We have not participated in the proceedings to date. A third party is not a defendant in the claim and judgments cannot be entered against a person solely due to the fact that the person was named as a third party. The claimant was seeking reimbursement from the defendants to our company of approximately US$3.8 billion in alleged damages caused to our company by the actions of the defendants with regard to our entrance into the Ukrainian telecommunications market. Among other things, the claimant alleged that Alfa Group and Telenor prevented our company from acquiring Kyivstar and that Telenor, acting through the directors on our board nominated by Telenor, caused a delay in our acquisition of URS, which caused us damages. On August 16, 2008, the court of first instance sustained the claim in part and held Telenor liable for approximately US$2.8 billion of damages. Telenor appealed this decision and on December 29, 2008 the Eighth Arbitrazh Appellate Court in Omsk vacated the lower court’s ruling and remanded it for a new hearing. On February 20, 2009, the Eighth Arbitrazh Appellate Court in Omsk sustained the claim in part and found Telenor liable for approximately US$1.7 billion in damages. Telenor has announced that it is appealing this decision. Subsequent to the court ruling, a court bailiff arrested 15.3 million of our ordinary shares owned by Telenor. We understand that these shares can, under certain circumstances, be sold by the court bailiff to satisfy the court judgment. We also understand that the court bailiff may transfer the shares to us to the extent that they cannot be sold to satisfy the court judgment within a certain period of time. Telenor has applied for a stay of enforcement proceedings but the court denied the application. Telenor has appealed this decision. If a stay of enforcement is granted, it would freeze the sale of the arrested shares. We understand that on/or about April 3, 2009 Telenor was officially served with a claim to pay US$1.7 billion to VimpelCom and that it has five days to pay the sum voluntarily. For more information on the risks associated with this proceeding, refer to the section of this Annual Report on Form 20-F/A entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our strategic shareholders are involved in various disputes and litigations which have caused a deterioration in their relationship and could lead to a further deterioration which could have a material adverse effect on our business, financial condition and prospects and which could subject our company to further claims” and “—A disposition by one or both of our strategic shareholders of their respective stakes in our company or a change in control of our company, including as a result of any forced sale of Telenor’s stake in connection with the Farimex Case, could harm our business.”

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

For more detail regarding the lawsuits to which our company is a party and the matters discussed in this “—Legal Proceedings” section, please refer to the section of this Annual Report on Form 20-F/A entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business.”

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

Certain further amendments to the Communications Law because effective February 14, 2008 requiring operators to register their communication networks with the relevant authorities. Although the registration procedure has not yet been determined, the authorities are no longer issuing permission to operators to operate communications facilities. For the risks related to the new registration system, see the section of this Annual Report on Form 20-F/A entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may encounter difficulties in changing our infrastructure and expanding and operating our networks, if among other things, we fail to obtain sufficient and reliable transmission capacity.”

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

For the risks related to the new numbering system, see the section of this Annual Report on Form 20-F/A entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may encounter difficulties in changing our infrastructure and expanding and operating our networks if, among other things, we fail to obtain sufficient and reliable transmission capacity.”

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

Regulation of Telecommunications in Ukraine

The Law of Ukraine “On Telecommunications,” or the Telecommunications Law, which came into effect on December 23, 2003 and the Law of Ukraine “On Radio Frequency Resource,” or the Frequency Law, the revised version of which came into effect on August 3, 2004, are the principal legal acts regulating the Ukrainian telecommunications industry. The Telecommunications Law proposed the adoption of various regulations by the Ukrainian Government and other governmental authorities to supplement the legal framework of the telecommunications industry. As of May 14, 2009, the date of our Annual Report on Form 20-F for the year ended December 31, 2008, a majority of the orders and regulations proposed by the Telecommunications Law and Frequency Law have been promulgated. The new Plan for Using the Radio Frequency Resource of Ukraine, which provides directions for the use of radio frequency resources, indicates particular frequency bands and allows for radio technologies, periods of operation and perspective technologies was adopted in 2006. In October 2008, the Cabinet of Ministers approved the changes to the above-mentioned plan which allows the implementation and usage in Ukraine of such radio technologies as mobile communication of third generation (UMTS) and technologies of broadband access to Internet WiMAX

The Telecommunications Law sets forth general principles for the regulation of the telecommunications industry in Ukraine, including a description of the institutional framework for the government’s involvement in the regulation, administration and operation of the telecommunications industry in Ukraine. The most important aspects of the Telecommunications Law with respect to our company address the government’s authority to:

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

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 20-F/A. This discussion contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward looking statements as a result of numerous factors, including the risks discussed in the section of this Annual Report on Form 20-F/A entitled “Item 3—Key Information—D. Risk Factors” and elsewhere in this Annual Report on Form 20-F/A.

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

Our net operating revenues were US$10,116.9 million for the year ended December 31, 2008, compared to US$7,171.1 million for the year ended December 31, 2007. Our operating income was US$ 2,536.0 million for the year ended December 31, 2008, compared to US$2,206.2 million for the year ended December 31, 2007. Net income attributable to VimpelCom was US$524.3 million for the year ended December 31, 2008, compared to US$1,462.7 million for the year ended December 31, 2007.

Our selected financial data, consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F/A and the following discussion and analysis reflect the contribution of the operators we acquired from their respective dates of acquisition, and, as a result, include only 11 months of operating results for Uzbekistan for the fiscal year ended December 31, 2006, less than two months of operating results for Armenia for the fiscal year ended December 31, 2006, six months of operating results for Georgia for fiscal year ended December 31, 2006 and ten months of operating results for Golden Telecom for fiscal year ended December 31, 2008.

Reportable Segments

Historically, we reflected our reportable segments on a geographical basis. Starting from the date of acquisition of Golden Telecom, we identified Russia mobile, Russia fixed, CIS mobile and CIS fixed reporting segments based on the business activities in different geographical areas. Russia mobile includes the operating results of all mobile operations in Russia. Russia fixed includes wireline telecommunication services, broadband and consumer Internet. CIS mobile includes the operating results of all mobile operations in Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Georgia and Armenia. CIS fixed includes fixed line operations in Kazakhstan, Ukraine, Armenia and Uzbekistan. Our management analyzes the reportable segments separately because of the different economic environments and the different stages of development in different geographical areas, requiring different investment and marketing strategies. For more information on our reportable segments, please see Note 20 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F/A.

Because our company’s operations in the fixed line business were not significant prior to our acquisition of Golden Telecom in 2008, this discussion and analysis does not include information for our Russia fixed and CIS fixed reportable segments for periods prior to 2008.

Restatement of Our Consolidated Financial Statements

As discussed in the Explanatory Note to this Annual Report on Form 20-F/A, we have restated our audited consolidated financial statements as of December 31, 2008 and for the year then ended, and have amended related disclosure. The restatement did not impact total assets or total liabilities as reported in our balance sheet as of December 31, 2008 but did require adjustments of US$469.6 million to our total equity, with this amount moving to temporary equity under the line item “Redeemable noncontrolling interest”. In addition, while the restatement did not impact net income attributable to VimpelCom as reported in our statement of income for the year ended December 31, 2008, adjustments to the additional paid-in capital resulting from the restatement did reduce the numerator in the calculation of earnings per share, resulting in a decrease in earning per share from US$10.34 to US$10.32.

The restatement relates to the accounting for our contractual redemption arrangements relating to a 25.0% noncontrolling interest in Limnotex owned by Crowell. Limnotex is the parent company of KaR-Tel, our operating subsidiary in Kazakhstan. On June 28, 2008, we amended our existing contractual arrangements with Crowell to include new put and call option arrangements with respect to the remaining 25.0% share in Limnotex held by Crowell. As of December 31, 2008, the put option was exercisable by Crowell between January 1, 2010 and December 31, 2010 at a fixed price. As of December 31, 2008, the call option was exercisable by our company any time between the date of delivery of KaR-Tel’s 2008 audited financial statements and December 31, 2011, at a price determined by a fair value-based pricing mechanism, and we were required to exercise the call option in full by December 31, 2011. For more information, see “—Liquidity and Capital Resources—Investing Activities—Other Acquisitions.”

The restatement corrects our application of EITF Topic D-98, Classification and Measurement of Redeemable Securities, in accounting for the above-described contractual redemption arrangements relating to the noncontrolling interest in Limnotex.

Previously, we accounted for the noncontrolling interest in Limnotex at its historical cost basis within permanent equity under the line item “Noncontrolling interest” in our balance sheet as of December 31, 2008. However, this accounting treatment was incorrect because following the June 28, 2008 amendments to the contractual redemption arrangements the decision to purchase the noncontrolling interest in Limnotex was not solely in our control. Accordingly, we determined that the noncontrolling interest in Limnotex should have been classified as temporary equity under the line item “Redeemable noncontrolling interest” in our balance sheet as of December 31, 2008 and recorded at its estimated fair value on the June 28, 2008 date of the amendments.

For each period subsequent to June 28, 2008, the temporary equity amount is written up over time so that upon the expiration of the contractual redemption arrangements the value of the temporary equity equals the price to be paid for the 25.0% noncontrolling interest in Limnotex. The temporary equity amount is first credited with its share of earnings of Limnotex for the applicable period, and, to the extent that this amount is less than the required write up for the period, the difference is charged to additional paid-in capital. The charge to additional paid-in capital does not affect the net income attributable to VimpelCom as reported in our statement of income for the year ended December 31, 2008, but it does reduce the numerator in the calculation of earnings per common share. This resulted in a US$0.02 decrease in our earnings per common share for the year ended December 31, 2008.

        For more information about the restatement and the related adjustments, see Note 23, Restatement of the Measurement of Noncontrolling Interest, and Note 18, Earnings per share, to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F/A.

We have also presented our consolidated financial statements and related financial information in this Annual Report on Form 20-F/A as adjusted for our adoption of SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51. As more fully discussed in Note 2, Recent Accounting Pronouncements, to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F/A, we implemented the accounting provisions of SFAS No. 160 on a prospective basis from January 1, 2009 and applied it on a retrospective basis in accordance with the presentation and disclosure requirements of SFAS No. 160.

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

Certain Performance Indicators

The following discussion analyzes certain operating data, such as mobile and broadband subscriber data, mobile and broadband ARPU, total average monthly minutes of use per mobile subscriber, or mobile MOU, and churn rate of our mobile subscribers that are not included in our financial statements but are included in this Annual Report on Form 20-F/A. We provide this operating data because it is regularly reviewed by management and because management believes it is useful in evaluating our performance from period to period as set out below. We believe that presenting such information about mobile and broadband subscriber data and ARPU and mobile MOU is useful in assessing the usage and acceptance of our mobile and broadband products and services, and that presenting our mobile churn rate is useful in assessing our ability to retain mobile subscribers.

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

Tajikistan. As of December 31, 2008, we had approximately 625,000 mobile subscribers in Tajikistan, representing an increase of approximately 84.4% over the approximately 339,000 mobile subscribers as of December 31, 2007. According to independent estimates, as of December 31, 2008, we had an 18.3% share of the Tajik mobile market. The increase in our subscriber base in Tajikistan was primarily due to our increased coverage and attractive tariffs offers at competitive prices.

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

[1]	Source: All market shares in Russian and CIS countries are provided by AC&M Consulting.

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

Company(1)	License Area	Date	Total Purchase Price	Total Stake Acquired	Approximate Number of Subscribers on Date of Acquisition
Buztel(1)	Uzbekistan	January 2006	US$60.0 million plus the assumption of approximately US$2.4 million in debt	100.0%	2,500

Unitel(3)	Uzbekistan	February 2006	US$200.0 million plus the assumption of approximately US$7.7 million in debt	100.0%	364,000

Mobitel(4)	Georgia	July 2006	US$12.6 million plus the assumption of US$0.2 million in debt	51.0%	—

ArmenTel	Armenia	November 2006 and April 2007	US$501.0 million	100.0%	400,000 mobile 600,000 fixed-line

Dominanta(5)	Russia-Moscow	December 2006	US$10.5 million	75.0%	—

Teta Telecom	Kazakhstan	December 2006 –September 2007	US$10.1 million	100.0%	—

Corporation Severnaya Korona	Russia-Irkutsk Region (Far East super-region)	August 2007	US$234.2 million	100.0%	571,000

Golden Telecom	Russia, Ukraine, Kazakhstan, Uzbekistan, USA	February 2008	US$4,316.2 million	100.0%	—

Corbina Telecom	Russia	June 2008	US$408.3 million	49.0%	—

Morefront Holdings Ltd, a holding company of Euroset(6)	Russia	October 2008	US$226.0 million	49.9%	—

GTEL-Mobile	Vietnam	July 2008	US$267.0 million as equity contribution	40.0%	—

Sotelco Ltd.	Cambodia	July 2008	US$28.0 million	90.0%	—

(1)	For information about the licenses held by these companies at the time we acquired them, please see “—Liquidity and Capital Resources—Investing activities—Acquisitions and dispositions” below. For more information about how we accounted for each acquisition, please see Note 3 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F/A.
(2)	Buztel was merged into Unitel in July 2006.
(3)	In April 2007, we entered into an agreement to sell a 33.3% ownership interest in our wholly-owned subsidiary, Freevale for a sale price of US$20.0 million. Freevale owns 21.0% of Unitel. The sale effectively represents 7.0% of Unitel. The transaction was finalized on June 14, 2007. In connection with this agreement, the purchaser granted to us an option to acquire the entire remaining interest held by the purchaser and, simultaneously, we granted to the purchaser an option to sell to us the entire remaining interest held by the purchaser. The future price is based on a prescribed formula; however in no event will the future price be less than US$57.5 million or more than US$60.0-million. Following the provisions of EITF No. 00-4, Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary, the sale consideration was accounted for as a secured borrowing of US$20.0 million. The borrowing will be accreted to the minimum purchase price of the put and call arrangement up to August 31, 2009, which is the date at which the put and call options first become exercisable. As of December 31, 2008, principal amount of debt outstanding under this agreement was US$41.9 million.
(4)	We entered into a shareholders agreement with the remaining shareholder of Mobitel that grants us an option to acquire its entire interest under certain circumstances for a price specified in a prescribed formula.
(5)	We entered into a shareholders agreement with the remaining shareholder of Dominanta that granted us an option to acquire the entire remaining interest held by the shareholder and, simultaneously, we granted the remaining shareholder an option to sell to us its entire remaining interest under certain circumstances for a price to be determined based on a prescribed procedure.
(6)	We entered into a put and call arrangements, exercisable after three years, with respect to a further 25% of the shares of Morefront Holdings Ltd. owned by Rambert Management Ltd.

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

	2008	2007
Discount rate	16.6% - 21.9%	11.8% - 18.8%

Terminal growth rate	3% - 3.5%	3%

Start of terminal growth period	7 years - 10 years	7 years

We estimate revenue growth rates for each reporting unit and each future year. These rates vary based on numerous factors, including size of market in particular country, GDP and foreign currency projections, traffic growth, market share and others. In 2008, the Compound Annual Growth Rates ranged from zero to growth by 18.0%; these rates are lower than those used in 2007. Operating income margin is less dependent on those factors, however, the Company expects lower margins than in 2007. In 2008 the average operating income margins ranged from negative 11.2 % to positive 34.8%.

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

An increase in the discount rate by one percentage point or a reduction in revenue growth by 10.0% would result in a decrease in the combined fair value of the reporting units of approximately US$1,492.7 million and US$1,101.3 million respectively. For the reporting units discussed above, the relative decreases in fair value of reporting unit would be:

	1% age Point Increase In Discount Rate	10% Decrease in Revenue Growth
Russia Fixed	8.5%	10.3%

Armenia Fixed	6.4%	6.0%

Armenia Mobile	7.5%	7.5%

Kazakhstan Mobile	6.8%	7.1%

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

Income tax expense. Income tax expense included both current and deferred tax expense. The statutory income tax rate in Russia in 2008 was 24.0%. The statutory income tax rate in Kazakhstan was 30.0%. Starting 2009, the statutory income tax rate for Russia and Kazakhstan changed to 20.0%. The statutory income tax rate in Ukraine and Tajikistan was 25.0%. The statutory income tax rate in Armenia and Georgia was 15.0%. In Uzbekistan there was a complex income tax regime that resulted in an effective income tax rate of approximately 18.0%.

Results of Operations

The table below shows, for the periods indicated, the following consolidated statement of operations data expressed as a percentage of consolidated net operating revenues.

	Year ended December 31,
	2008	2007	2006
Consolidated statements of income
Operating revenues:
Service revenues	98.8%	99.9%	99.6%
Sales of equipment and accessories	1.1%	0.1%	0.3%
Other revenues	0.2%	0.1%	0.1%
Total operating revenues	100.1%	100.1%	100.0%
Less revenue based taxes	(0.1)%	(0.1)%	—
Net operating revenues	100.0%	100.0%	100.0%
Operating expenses:
Service costs	22.4%	18.3%	17.9%
Cost of equipment and accessories	1.0%	0.1%	0.4%
Selling, general and administrative expenses	28.0%	30.8%	30.9%
Depreciation	15.0%	16.3%	18.0%
Amortization	3.6%	3.1%	3.7%
Impairment loss	4.4%	—	—
Provision for doubtful accounts	0.5%	0.6%	0.4%
Total operating expenses	74.9%	69.2%	71.3%
Operating income	25.1%	30.8%	28.7%
Other income and expenses:
Interest income	0.7%	0.5%	0.3%
Net foreign exchange gain (loss)	(11.3)%	1.0%	0.5%
Interest expense	(4.9)%	(2.7)%	(3.8)%
Equity in net loss of associates	(0.6)%	0.0%	0.0%
Other income (expenses)	(0.2)%	0.04%	(0.8)%

	Year ended December 31,
	2008	2007	2006
Total other income and expenses	(16.3)%	(1.2)%	(3.8)%
Income before income taxes and cumulative effect of change in accounting principle	8.8%	29.6%	24.9%
Income tax expense	3.0%	8.3%	8.0%
Income before cumulative effect of change in accounting principle	5.2%	20.4%	16.7%
Cumulative effect of change in accounting principle -	—	—	0.04%
Net income	5.8%	21.3%	16.8%
Net income attributable to the noncontrolling interest	0.6%	0.9%	0.2%
Net income attributable to VimpelCom	5.2%	20.4%	16.7%

The tables below show for the periods indicated, selected information about the results of operations in each of our geographic segments. For more information regarding our segments, see Note 16 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F/A.

Russia Mobile

	Years Ended December 31,
	2008	2007	% change	2007	2006	% change
	(In millions of U.S. dollars, except % change)
Total operating revenues excluding intragroup transaction	7,310.5	6,090.3	20.0%	6,090.3	4,400.3	38.4%
Intersegment revenues	61.3	3.4	nm	3.4	1.5	126.7%
Depreciation and amortization	1,204.7	1,109.0	8.6	1,109.0	900.3	23.2%
Operating income	2,667.4	1,991.8	33.9%	1,991.8	1,403.2	41.9%
Income before income taxes	1,463.3	1,937.1	-24.5	1,937.1	1,231.3	57.3%
Income tax expense/ (benefit)	316.9	514.8	-38.4	514.8	373.7	37.8%
Net income	1,146.4	1,422.3	-19.4	1,422.3	857.6	65.8%

Russia Fixed

	Years Ended December 31,
	2008	2007
	(In millions of U.S. dollars)
Total operating revenues excluding intragroup transaction	1,286.7	n/a
Intersegment revenues	142.8
Depreciation and amortization	219.4	n/a
Impairment loss	315.0	n/a
Operating income/(loss)	(191.2)	n/a
Income/(loss) before income taxes	(268.0)	n/a
Income tax expense/ (benefit)	(1.9)	n/a
Net income	(266.1)	n/a

CIS Mobile

	Years Ended December 31,
	2008	2007	% change	2007	2006	% change
	(In millions of U.S. dollars, except % change)
Total operating revenues excluding intragroup transaction	1,294.7	937.4	38.1%	937.4	450.8	107.9%
Intersegment revenues	20.3	10.4	95.2%	10.4	3.6	188.9%
Depreciation and amortization	368.3	220.3	67.2%	220.3	145.9	51.0%
Impairment loss	90.1	0.0	n/a	0.0	0.0	n/a
Operating income	81.8	198.6	-58.8%	198.6	(4.7)	n/a
Income before income taxes	(196.6)	169.7	n/a	169.7	(19.0)	n/a
Income tax expense/ (benefit)	(1.4)	76.4	n/a	76.4	16.5	363.0%
Net income	(195.2)	93.3	n/a	93.3	(35.5)	n/a

CIS Fixed

	Years Ended December 31,
	2008	2007	% change	2007	2006	% change
	(In millions of U.S. dollars, except % change)
Total operating revenues excluding intragroup transaction	225.1	143.4	57.0%	143.4	16.9	748.5%
Intersegment revenues	47.7	0.0	n/a	0.0	0.0	n/a
Depreciation and amortization	88.5	61.2	44.6%	61.2	8.2	646.3%
Operating income	23.9	15.8	51.3%	15.8	(1.3)	n/a
Income before income taxes	0.3	13.6	-97.8%	13.6	(0.2)	n/a
Income tax expense/ (benefit)	(5.1)	2.8	n/a	2.8	0.5	460.0%
Net income	5.4	10.8	-50.0	10.8	(0.7)	n/a

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

Net income attributable to VimpelCom and net income attributable to VimpelCom per share. In 2008, our net income attributable to VimpelCom was US$524.3 million, or US$10.32 per common share (US$0.52 per ADS), compared to US$1,462.7 million or US$28.78 per common share (US$1.44 per ADS) during 2007. In 2008, we reported diluted net income attributable to VimpelCom of US$10.32 per common share (US$0.52 per ADS), compared to diluted net income attributable to VimpelCom of US$28.78 per common share (US$1.44 per ADS) during 2007.

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

Net income attributable to VimpelCom and net income attributable to VimpelCom per share. In 2007, our net income attributable to VimpelCom was US$1,462.7 million, or US$28.78 per common share (US$1.44 per ADS), compared to US$811.5 million or US$15.94 per common share (US$0.80 per ADS) during 2006. In 2007, we reported diluted net income attributable to VimpelCom of US$28.78 per common share (US$1.44 per ADS), compared to diluted net income attributable to VimpelCom of US$15.93 per common share (US$0.79 per ADS) during 2006.

Liquidity and Capital Resources

Consolidated Cash Flow Summary

The following table shows our cash flows for the years ended December 31, 2008, 2007 and 2006 (in millions of U.S. dollars):

	Year ended December 31,
	2008		2007		2006
Consolidated Cash Flow
Net cash flow provided by operating activities	US$	3,421.9	US$	3,037.7	US$	1,971.3
Net cash flow (used in) provided by financing activities		3,750.9		(193.7)		292.9
Net cash flow used in investing activities		(7,177.2)		(2,234.6)		(2,287.0)
Effect of exchange rate changes on cash and cash equivalents		(84.6)		49.8		3.7
Net cash flow		(89.0)		659.2		(19.2)

During the years ended December 31, 2008, 2007 and 2006, we generated positive cash flows from our operating activities and negative cash flows from investing activities. During the year ended December 31, 2008, we recorded a positive free cash flow (before acquisitions) of US$851.1 million. Free cash flow (before acquisitions) is a non-U.S. GAAP financial measure and we calculate it as net cash provided by our operating activities (in the amount of US$3,421.9 million), less capital expenditures (excluding acquisitions) (in the amount of US$2,570.8 million). We believe that free cash flow provides useful information to investors because it is an indicator of our company’s operational and financial performance and represents our ability to generate cash after accruals required to maintain or expand our asset base. Cash flow from financing activities was positive during the year ended December 31, 2008, negative during the year ended December 31, 2007 and positive during the year ended December 31, 2006. The positive cash flow from financing activities during the year ended December 31, 2008 was mostly due to the receipt of proceeds from a US$1,500.0 million bridge term loan facility entered into on 8 February 2008 and further refinanced by the issuance of US$2,000.0 million limited-recourse loan participation notes by VIP Finance Ireland Limited on April 30, 2008, US$2,000.0 million syndicated term loan facility entered into on 8 February 2008, US$750.0 million loan facility signed with Sberbank on 14 February 2008 and the receipt of proceeds from a syndicated loan facility in the aggregate amount of EUR551.0 million entered into on 15 October 2008. The negative cash flow from financing activities during the year ended December 31, 2007 was primarily the result of our payment of cash dividends of US$587.3 million (including related withholding tax), as well as purchase of minority interest in consolidated subsidiaries in the amount of US$992.8 million. The positive cash flow from financing activities during December 31, 2006 was mostly due to the receipt of proceeds from a US$367.2 million loan to our company by UBS (Luxembourg) S.A. in connection with the sale of an aggregate of US$600.0 million 8.25% loan participation notes issued by, but without recourse to, UBS (Luxembourg) S.A. (US$232.8 million of these loan participation notes was used to exchange loan participation notes issued in June and July 2004).

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

Financing activities

The following table provides a summary of VimpelCom’s outstanding indebtedness with an outstanding principal balance exceeding US$10.0 million as of December 31, 2008. Many of the agreements relating to this indebtedness contain various restrictive covenants, including change of control restrictions and financial covenants. In addition, certain of these agreements subject our subsidiaries to restrictions on their ability to pay dividends or repay debts to VimpelCom. For additional information on this indebtedness, please refer to the notes to VimpelCom’s consolidated financial statements contained elsewhere in this Exhibit to our Report of Foreign Private Issuer on Form 6-K. For information regarding changes in certain of our outstanding indebtedness subsequent to December 31, 2008, see “—2009” below. For a description of some of the risks associated with certain of our indebtedness, please refer to the section of this Annual Report on Form 20-F/A entitled “Item 3—Key Information—D. Risk Factors.”

Borrower	Type of debt/lender	Interest rate	Outstanding debt (In millions)	Maturity date	Guarantor	Security

VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.25%	US$600.0	May 22, 2016	None	None

VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.375%	US$300.0	October 22, 2011	None	None

VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.0%	US$300.0	February 11, 2010	None	None

VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	8.375%	US$1,000.0	April 30, 2013	None	None

VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.125%	US$1,000.0	July 19, 2018	None	None

VimpelCom	Loan from Sberbank	9.75%	US$204.2 (RUR 6,000.0)	August 30, 2009	None	Promissory notes

VimpelCom	Loan from VC-Invest (funded by the RUR denominated bonds by VC-Invest)	9.05%	340.4	July 19, 2013	VimpelCom	None

VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	10.0%	US$217.2(1)	June 16, 2009	None	None

URS	Loan arranged by Standard Bank Plc, SMBCE and VTB Bank Europe plc	LIBOR plus 1.15%	US$100.0	March 26, 2010	VimpelCom	None

KaR-Tel	Loan from European Bank of Reconstruction and Development	LIBOR plus 2.05% (A) and 1.85% (B)	US$128.0	December 18, 2014 (A) and December 18, 2012(B)	VimpelCom for up to US$20.0 million	None

VimpelCom	Loan from HSBC Bank plc	6 month MOSPRIME plus 0.08%	US$58.4	March 28, 2014	EKN	None

VimpelCom	Loan arranged by Citibank, N.A.	LIBOR plus 0.1%	US$61.2	November 7, 2012	Euler Hermes Kreditver- sicherungs (Hermes)	None

VimpelCom	Loan from Svenska Handelsbanken	LIBOR plus 0.325%	US$57.0	November 30, 2012	Swedish Export Credits Guarantee Board (EKN)	None

Borrower	Type of debt/lender	Interest rate	Outstanding debt (In millions)	Maturity date	Guarantor	Security

VimpelCom	Loan from Sberbank	9.25%	US$16.2	April 14, 2009	None	Common stock of RTI and promissory notes

VimpelCom	Loan from Sberbank	13.0%	US$608.8	February 13, 2013	None	None

VimpelCom	Loan from Syndicate of Banks Syndicated loan from the Bank of Tokyo-Mitsubishi UFJ, LTD., Barclays Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Standard Bank PLC, Sumitomo Mitsui Banking Corporation Europe Limited, WestLB AG, London Branch, EDC, Nordea Bank AB, ZAO Citibank	EURIBOR plus 2.3%*	US$777.2	October 15, 2011	None	None

VimpelCom	Syndicated loan from ABN AMRO Bank N.V., Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited	LIBOR plus 1.5%*	US$2,000.0	February 8, 2011	None	None

VimpelCom	Promissory Notes (3)	—	US$72.1	November, 2009	None	None

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

Other Acquisitions

On July 1, 2008 VimpelCom exercised its option to acquire from Crowell an additional 25.0% less one share of Limnotex Developments Limited (“Limnotex”) for US$561.8 million. Limnotex is the parent company of KaR-Tel, VimpelCom’s operating subsidiary in Kazakhstan. As a result of the exercise, VimpelCom’s overall direct and indirect share stake in Limnotex increased from 50.0% plus one share to 75.0%. The acquisition was recorded as step acquisition under the purchase method of accounting. The Company’s financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned US$147.7 million to intangible assets which will be amortized over a weighted average period of approximately 7 years, recording of a deferred tax liability in the amount of US$42.8 million and adjusted minority interest by US$153.9 million. The fair value of acquired identifiable net assets amounted to US$99.9 million. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$309.4 million. This amount was recorded as goodwill, was assigned to the Kazakhstan reporting unit and is subject to annual impairment tests. To ensure a path to complete ownership over KaR-Tel, in June 2008 we amended our existing contractual arrangements with Crowell to include new put and call option arrangements with respect to the remaining 25.0% share in Limnotex held by Crowell. The put option is exercisable by Crowell between January 1, 2010 and December 31, 2010, at a price of US$550.0 million in the aggregate. The call option is exercisable by our company any time between the date of delivery of KaR-Tel’s 2008 audited financial statements and December 31, 2011, at a price determined by a fair value-based pricing mechanism. We are required to exercise the call option in full by December 31, 2011.

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

We expect positive cash flows from operations will continue to provide us with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, or ECAs, the financial position of international and Russian banks, the willingness of international banks to lend to Russian companies and the liquidity of international and Russian capital markets. The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU. For the risks associated with our ability to meet our financing needs, see the section of this Annual Report on Form 20-F/A entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We anticipate that we will need additional capital and we may not be able to raise it.”

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

	Payments due by period (in millions of U.S. dollars)(1)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations(2)
Long-term debt(3)	8,225.4	1,819.8	3,401.8	1,391.9	1,611.9
Equipment financing	216.5	88.7	91.9	30.7	5.2
Capital lease obligations	1.2	0.8	0.4	—	—
Non-cancelable lease obligations	201.1	86.0	28.2	21.5	65.3
Purchase obligations(4)	173.1	83.6	88.5	0.2	0.9
Other long-term liabilities	6.8	4.1	2.7	—	—
Total	8,824.1	2,083.0	3,613.5	1,444.3	1,683.3

(1)	Amounts include interest.
(2)	Debt payments could be accelerated upon violation of debt covenants.

(3)	Includes loans from UBS (Luxembourg) S.A. and VIP Finance Ireland Ltd. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A. and VIP Finance Ireland Ltd., respectively).
(4)	Purchase obligations primarily include our material contractual legal obligations for the future purchase of equipment and services. On August 13, 2008 the Company entered into an agreement with Apple Sales International (“Apple”) to purchase 1.5 million iPhone handsets under the quarterly purchase installments over a two year period beginning with commercial launch in the fourth quarter 2008. The Company made 12% of its quarterly purchase installment of iPhones in 2008 but did not purchase the iPhone handsets in the first quarter of 2009. The amounts do not include our obligation to purchase iPhones under our agreement with Apple as we are unable to estimate the amount of such obligation.

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

Our company’s consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F/A include the accounts of our company and our consolidated subsidiaries. All inter-company accounts and transactions have been eliminated. We have used the equity method of accounting for companies in which our company has significant influence. Generally, this represents voting stock ownership of at least 20.0% and not more than 50.0%.

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

Certain Factors Affecting our Financial Position and Results of Operations

Our financial position and results of operations as reflected in our consolidated financial statements included elsewhere in this Annual Report on Form 20-F/A have been influenced by the following additional factors:

Inflation

Russia has experienced periods of high levels of inflation since the early 1990s. In 2006, we introduced a number of Russian ruble denominated tariff plans, which could expose us to additional inflationary risk. Please also see the section of this Annual Report on Form 20-F/A entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Sustained periods of high inflation may materially adversely affect our business.” Inflation affects the purchasing power of our mass market subscribers. For the years ended December 31, 2008, 2007 and 2006, Russia’s inflation rates were 13.3%, 11.9% and 9.0%. For the year ended December 31, 2008, inflation rates in Ukraine, Kazakhstan, Uzbekistan and Armenia were 22.3%, 9.5%, 7.8% and 5.5% respectively.

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

We have implemented a number of risk management activities to minimize currency risk and exposure in Russia and certain of the other countries in which we operate. For information regarding these risk management activities, see the section of this Annual Report on Form 20-F/A entitled “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

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

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual amounts may differ from these estimates. The following critical accounting policies require significant judgments, assumptions and estimates and should be read in conjunction with our consolidated financial statements included elsewhere in this Annual Report on Form 20-F/A.

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

In December 4, 2007, the FASB issued SFAS No. 141(R), Business Combinations. This new standard will significantly change the financial accounting and reporting of business combination transactions in consolidated financial statements. We are required to adopt SFAS No. 141(R) on January 1, 2009, and early adoption and retroactive application are prohibited. Under SFAS 141(R), acquisition related costs should not be capitalized any longer but expensed as incurred. As of December 31, 2008, we have written off such expenses related to potential acquisitions in the amount of US$17.7 million.

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

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This standard amends and expands the disclosure requirements of SFAS No. 133 and requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. We have not yet determined the effect the adoption of SFAS No. 161 will have on our consolidated financial statements.

On December 4, 2007, the FASB issued SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements, an amendment to ARB No. 51. This new standard significantly changes the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements. Under SFAS No. 160, noncontrolling interest in a consolidated subsidiary should be displayed in the consolidated statement of financial position as a separate component of equity. Losses attributable to the parent and the noncontrolling interest in a subsidiary should be attributed to that interest, even if that attribution results in a deficit noncontrolling interest balance. On January 1, 2009, we adopted SFAS No. 160 and, accordingly, have retrospectively changed the classification and presentation of noncontrolling interest in our consolidated financial statements for all periods presented, which we previously referred to as minority interest, as required. As a result of the implementation of SFAS No. 160, US$221.0 million and US$288.4 million relating to noncontrolling interests as of December 31, 2008 and December 31, 2007, respectively, have been reclassified from minority interest in liabilities to noncontrolling interests within equity. Also, cash outflows from purchase of minority interest in consolidated subsidiaries in the amount of US$992.8 million were reclassified from investing activities to financing activities in our Consolidated Statement of Cash Flows for the year ended December 31, 2008. Subsequently, we restated the noncontrolling interest in our consolidated financial statements as of December 31, 2008 (see Note 23, Restatement of the Measurement of Noncontrolling Interest, to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F/A).

Related Party Transactions

We have entered into transactions with related parties and affiliates. Please see the section of this Annual Report on Form 20-F/A entitled “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

To our knowledge, as of March 31, 2009, other than Mikhail Fridman, none of our directors or senior managers beneficially owned more than 1.0% of any class of our capital stock. To our knowledge, Mr. Fridman has an indirect economic benefit in our shares held for the account of Eco Telecom Limited and, thus, may be considered under the definition of “beneficial owner” for purposes of SEC Form 20-F/A only as a beneficial owner of the shares held for account of Eco Telecom Limited. See the section of this Annual Report on Form 20-F/A entitled “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

Please see the section of this Annual Report on Form 20-F/A entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—A disposition by one or both of our strategic shareholders of their respective stakes in our company could materially harm our business.”

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

Other than as disclosed in this Annual Report on Form 20-F/A, there have not been any significant changes since the date of the audited financial statements included as part of this Annual Report on Form 20-F/A.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details

Price history

For the purposes of this Annual Report on Form 20-F/A, the high and low prices of our common stock on the RTS are determined by the high and low amounts brokers have bid for our common stock during the periods indicated below. The price of our common stock on the RTS has been converted to U.S. dollars at the exchange rate on the date of the price indicated. Each of our ADSs represents one-twentieth of one share of our common stock. On November 22, 2004, we announced a change in the ratio of our ADSs traded on the NYSE from four ADSs for three common shares to four ADSs for one common share. VimpelCom ADS holders as of the record date at the close of business on November 19, 2004 received two additional ADSs for every ADS held. On August 8, 2007, we announced a change in the ratio of our ADSs traded on the NYSE from four ADSs for one common share to twenty ADSs for one common share. VimpelCom ADS holders as of the record date at the close of business on August 17, 2007 received four additional ADSs for every ADS held.

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

Open Joint Stock Company

As of May 14, 2009, the date of our Annual Report on Form 20-F for the year ended December 31, 2008, our charter capital is 288,538.11 Russian rubles, consisting of 51,281,022 issued and outstanding shares of common stock, with a nominal value of 0.005 Russian rubles each, and 6,426,600 issued and outstanding shares of preferred stock, with a nominal value of 0.005 Russian rubles each. Shares of our common stock held by our subsidiaries are treated as treasury shares for U.S. GAAP purposes but are not treated as such for purposes of Russian law. None of our shares of common or preferred stock are held in treasury for purposes of Russian law. Our charter authorizes us to issue an additional 38,718,978 shares of common stock, with a nominal value of 0.005 Russian rubles each. As our shares of common stock and preferred stock have equal voting rights, we sometimes refer to them collectively as voting shares. Under Russian law, the total nominal value of all outstanding shares of our preferred stock may not exceed 25.0% of our charter capital.

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

Additionally, each fully paid share of preferred stock is convertible into one share of common stock at any time after June 30, 2016 at the election of the holder of the preferred stock. Upon conversion, the holder must pay us a conversion premium equal to 100.0% of the market value of one share of common stock at the time of conversion. Changes to the rights of the holders of our preferred stock may only be made by amending our charter, according to the procedure described below under “—Shareholder Meetings.” Such changes may also require issuance of new preferred shares replacing the previously issued shares. As of May 14, 2009, the date of our Annual Report on Form 20-F for the year ended December 31, 2008, all of the issued and outstanding shares of our preferred stock are beneficially owned by Alfa Group. See “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

The following summary of our material agreements, which are filed as exhibits to this Annual Report on Form 20-F/A or incorporated by reference into this Annual Report on Form 20-F/A, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of these agreements.

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

$3.5 billion Facility Agreement dated February 8, 2008. In connection with our acquisition of Golden Telecom, on February 8, 2008, we entered into a facility agreement with ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and bookrunners and Citibank International plc as agent. The facility comprises a 12-month bridge facility in an aggregate principal amount of US$1,500.0 million, maturing on February 8, 2009, and a syndicated three-year term loan facility in an aggregate principal amount of US$2,000.0 million, maturing on February 8, 2011. The bridge facility bears interest at a rate of LIBOR plus 0.75% per annum for the first six months, LIBOR plus 1.0% per annum for the next three months and LIBOR plus 1.25% per annum thereafter. The term loan facility bears interest at a rate of LIBOR plus 1.5% per annum. On February 19, 2008, we drew down US$3,500.0 million under this facility agreement. On May 6, 2008, we repaid the bridge facility in the amount of US$1,500.0 million from the proceeds of the loans from VIP Finance Ireland, funded by the issuance of loan participation notes by VIP Finance Ireland on April 30, 2008. As of May 14, 2009, the date of our Annual Report on Form 20-F for the year ended December 31, 2008, the principal amount outstanding under this facility is US$1,600.0 million.

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

The following discussion generally summarizes certain material United States federal and Russian income and withholding tax consequences to a beneficial owner arising from the ownership and disposition of shares of our common stock or ADSs. The discussion which follows is based on (a) the United States Internal Revenue Code of 1986, as amended, which we refer to in this Annual Report on Form 20-F/A as the Code, the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, (b) Russian law and (c) the Convention between the United States of America and the Russian Federation for the Avoidance

of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, which we refer to in this Annual Report on Form 20-F/A as the U.S./Russia Double Tax Treaty, all as in effect on the date hereof, and is subject to any changes (possibly on a retroactive basis) in these or other laws occurring after such date. It is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms.

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

(a) Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, or CEO, General Director and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F/A. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures. Based upon the evaluation and the material weakness described below, our CEO, General Director and Chief Financial Officer have concluded that as of December 31, 2008, our disclosure controls and procedures were ineffective in providing reasonable assurance that information required to be disclosed by us in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO, General Director and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. These disclosure controls and procedures include our Disclosure Review Committee’s review of the preparation of our Exchange Act reports. The Disclosure Review Committee also provides an additional check on our disclosure controls and procedures.

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

As discussed in Note 23, Restatement of the Measurement of Noncontrolling Interest, to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F/A, our consolidated financial statements as of December 31, 2008 and the year then ended have been restated to correct an error in our accounting for contractual redemption arrangements with respect to the noncontrolling interest in one of our subsidiaries. This error resulted from a deficiency in the operation of existing controls related to complex transactions only as it relates to this specific transaction. Due to this deficiency, our management concluded that a material weakness existed in our internal control over financial reporting as of December 31, 2008.

Our management assessed the effectiveness of our company internal control over financial reporting as of December 31, 2008. In making its assessment, management utilized the criteria set forth by the Committee of Sponsoring Organizations, or COSO, of the Treadway Commission in Internal Control—Integrated Framework and the Securities and Exchange Commission’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934. Based on the assessment and the material weakness described above, management concluded that our company did not maintain effective internal control over financial reporting as of December 31, 2008.

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

In our report dated May 6, 2009, we expressed an opinion that VimpelCom maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria. Management subsequently identified a material weakness described in the following paragraph. As a result, management has revised its assessment, as presented in Item 15, “Management’s Annual Report on Internal Control Over Financial Reporting” to conclude that VimpelCom’s internal control over financial reporting was not effective as of December 31, 2008. Accordingly, our present opinion on the effectiveness of internal control over financial reporting, as expressed herein, is different from that expressed in our previous report.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in controls related to VimpelCom’s accounting for contractual redemption arrangements with respect to the noncontrolling interest in one of its subsidiaries. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of VimpelCom as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and accumulated other comprehensive income and cash flows for each of the three years in the period ended December 31, 2008. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 financial statements, and this report does not affect our report dated May 6, 2009 except for the adoption of SFAS 160 as described in Note 2, as to which the date is December 4, 2009, and Note 23, as to which the date is March 5, 2010, on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, VimpelCom has not maintained effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

/s/ ERNST & YOUNG LLC

May 6, 2009, except for the effects of the material weakness described in the sixth paragraph above, as to which the date is March 5, 2010

Moscow, Russia

(d) Changes in Internal Control Over Financial Reporting

Except as described above, there were no changes in our internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by this Annual Report on Form 20-F/A that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	Audit Committee Financial Expert

Our board of directors does not have an audit committee. We are required by Russian law and our charter to have an audit commission. See the section of this Annual Report on Form 20-F/A entitled “Item 6—Directors, Senior Management and Employees—C. Board Practices.” The board of directors has determined that Alexander Gersh, a member of our audit commission, is a “financial expert,” as defined in Item 16A of Form 20-F and “independent,” as defined in Rule 10A-3 under the Exchange Act and current NYSE listing rules applicable to us. For a description of Mr. Gersh’s experience, please see “Item 6—Directors, Senior Management and Employees—A. Directors and Senior Management—Audit Commission Members—Alexander Gersh.”

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

Ernst & Young LLC has served as our independent public accountants for each of the fiscal years in the two-year period ended December 31, 2008, for which audited financial statements appear in this Annual Report on Form 20-F/A. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young LLC and its affiliates in 2008 and 2007, respectively.

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

The current NYSE rules require us to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. As described in “Item 16A—Audit Committee Financial Expert,” our board of directors does not have an audit committee, but rather our company has an audit commission, as required by Russian law and our charter. Our audit commission meets the standards for the audit committee exemption afforded by Rule 10A-3(c)(3) and we, therefore, rely on the Rule 10A-3(c)(3) exemption in this Annual Report on Form 20-F/A. We believe that such reliance does not materially adversely affect the ability of the audit commission to act independently or to satisfy the other requirements of Rule 10A-3.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F/A on its behalf.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

By:	/s/ Alexander Y. Torbakhov
Name:	Alexander Y. Torbakhov
Title:	General Director

By:	/s/ Boris Nemsic
Name:	Boris Nemsic
Title:	Chief Executive Officer

Date: March 8, 2010

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

As discussed in Note 2, the consolidated financial statements have been retrospectively adjusted for the adoption of Financial Accounting Standards Board (FASB) Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, which became effective for VimpelCom on January 1, 2009. As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, VimpelCom adopted FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. As discussed in Note 23, the consolidated financial statements for 2008 have been restated to correct the application of EITF Topic D-98, Classification and Measurement of Redeemable Securities.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), VimpelCom’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 6, 2009, except for the effects of the material weakness described in the sixth paragraph of that report, as to which the date is March 5, 2010, expressed an adverse opinion thereon.

/s/ Ernst & Young LLC

Moscow, Russia

May 6, 2009, except for the adoption of SFAS No. 160 as described in Note 2, as to which the date is December 4, 2009, and Note 23, as to which the date is March 5, 2010

Open Joint Stock Company “Vimpel-Communications”

Consolidated Balance Sheets

	December 31,
	2008 (restated*)	2007
	(In thousands of US dollars, except share amounts)
Assets
Current assets:
Cash and cash equivalents (Note 4)	$914,683	$1,003,711
Trade accounts receivable, net of allowance for doubtful accounts (Note 16)	475,667	281,396
Inventory (Note 11)	142,649	58,838
Deferred income taxes (Note 15)	82,788	98,407
Input value added tax	182,045	112,273
Due from related parties (Note 17)	168,196	5,405
Other current assets (Note 12)	440,479	166,887

Total current assets	2,406,507	1,726,917

Property and equipment, net (Note 6)	6,425,873	5,497,819
Telecommunications licenses, net (Note 7)	764,783	915,211
Goodwill (Note 8)	3,476,942	1,039,816
Other intangible assets, net (Note 7)	882,830	262,502
Software, net (Note 9)	549,166	622,815
Investments in associates (Note 10)	493,550	5,908
Other assets (Note 12)	725,502	497,896

Total assets	$15,725,153	$10,568,884

Liabilities, redeemable noncontrolling interest and equity
Current liabilities:
Accounts payable	$896,112	$697,816
Due to employees	105,795	81,118
Due to related parties (Note 17)	7,492	2,773
Accrued liabilities (Note 12)	288,755	186,114
Taxes payable	152,189	81,757
Customer advances, net of VAT	425,181	386,883
Customer deposits	29,557	36,728
Short-term debt (Note 13)	1,909,221	526,512

Total current liabilities	3,814,302	1,999,701

Deferred income taxes (Note 15)	644,475	576,276

Long-term debt (Note 13)	6,533,705	2,240,097
Other non-current liabilities (Note 12)	122,825	52,614

Total liabilities	11,115,307	4,868,688

Commitments, contingencies and uncertainties (Note 21)	—	—

Redeemable noncontrolling interest (Note 23)	469,604	—

Equity (Note 14):
Convertible voting preferred stock (.005 roubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding	—	—
Common stock (.005 roubles nominal value per share), 90,000,000 shares authorized; 51,281,022 shares issued (December 31, 2007: 51,281,022); 50,617,408 shares outstanding (December 31, 2007: 50,776,840)	92	92
Additional paid-in capital	1,165,187	1,413,403
Retained earnings	3,271,878	3,327,716
Accumulated other comprehensive income (loss)	(90,020)	801,243
Treasury stock, at cost, 663,614 shares of common stock (December 31, 2007: 504,182)	(239,649)	(130,668)

Total VimpelCom shareholders’ equity	4,107,488	5,411,786

Noncontrolling interest	32,754	288,410

Total equity	4,140,242	5,700,196

Total liabilities, redeemable noncontrolling interest and equity	$15,725,153	$10,568,884

*	See Note 23

The accompanying notes are an integral part of these consolidated financial statements.

Open Joint Stock Company “Vimpel-Communications”

Consolidated Statements of Income

	Years ended December 31,
	2008	2007	2006
	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues	$9,999,850	$7,161,833	$4,847,661
Sales of equipment and accessories	107,946	6,519	19,265
Other revenues	17,190	6,528	2,931

Total operating revenues	10,124,986	7,174,880	4,869,857

Revenue based tax	(8,054)	(3,782)	(1,879)

Net operating revenues	10,116,932	7,171,098	4,867,978

Operating expenses:
Service costs	2,262,570	1,309,287	872,388
Cost of equipment and accessories	101,282	5,827	18,344
Selling, general and administrative expenses	2,838,508	2,206,322	1,503,615
Depreciation	1,520,184	1,171,834	874,618
Amortization	360,980	218,719	179,846
Impairment loss (Note 8)	442,747	—	—
Provision for doubtful accounts	54,711	52,919	21,848

Total operating expenses	7,580,982	4,964,908	3,470,659

Operating income	2,535,950	2,206,190	1,397,319

Other income and expenses:
Interest income	71,618	33,021	15,471
Net foreign exchange (loss)/gain	(1,142,276)	72,955	24,596
Interest expense	(495,634)	(194,839)	(186,404)
Equity in net loss of associates	(61,020)	(211)	—
Other (expenses)/income, net	(17,404)	3,240	(38,844)

Total other income and expenses	(1,644,716)	(85,834)	(185,181)

Income before income taxes and cumulative effect of change in accounting principle	891,234	2,120,356	1,212,138

Income tax expense (Note 15)	303,934	593,928	390,663

Income before cumulative effect of change in accounting principle	587,300	1,526,428	821,475

Cumulative effect of change in accounting principle (Note 2)	—	—	(1,882)

Net income	587,300	1,526,428	819,593

Net income attributable to the noncontrolling interest	62,966	63,722	8,104

Net income attributable to VimpelCom	$524,334	$1,462,706	$811,489

Open Joint Stock Company “Vimpel-Communications”

Consolidated Statements of Income (continued)

	Years ended December 31,
	2008	2007	2006
	(In thousands of US dollars, except per share (ADS) amounts)
Basic EPS:
Income before cumulative effect of change in accounting principle attributable to VimpelCom (restated - Note 23)	$10.32	$28.78	$15.98
Cumulative effect of changes in accounting principle attributable to VimpelCom	—	—	0.04

Net income attributable to VimpelCom per common share (restated - Note 23)	$10.32	$28.78	$15.94

Weighted average common shares outstanding	50,700	50,818	50,911

Income before cumulative effect of change in accounting principle attributable to VimpelCom per ADS equivalent (Note 18)	$0.52	$1.44	$0.80
Cumulative effect of changes in accounting principle attributable to VimpelCom	—	—	—

Net income attributable to VimpelCom per ADS equivalent (Note 18)	$0.52	$1.44	$0.8

Diluted EPS:
Income before cumulative effect of change in accounting principle attributable to VimpelCom (restated - Note 23)	$10.32	$28.78	$15.97
Cumulative effect of changes in accounting principle attributable to VimpelCom	—	—	0.04

Net income attributable to VimpelCom per common share (restated - Note 23)	$10.32	$28.78	$15.93

Weighted average diluted shares (Note 18)	50,703	50,818	50,947

Income before cumulative effect of change in accounting principle attributable to VimpelCom per ADS equivalent (Note 18)	$0.52	$1.44	$0.79
Cumulative effect of changes in accounting principle attributable to VimpelCom	—	—	—

Net income attributable to VimpelCom per ADS equivalent (Note 18)	$0.52	$1.44	$0.79

Dividends per share	$11.46	$6.47	$—
Dividends per ADS equivalent (Note 14)	$0.57	$0.32	$—

The accompanying notes are an integral part of these consolidated financial statements.

Open Joint Stock Company “Vimpel-Communications”

Consolidated Statements of Equity and

Accumulated Other Comprehensive Income

Years ended December 31, 2008, 2007 and 2006

	Common Stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Noncontrolling interest	Total
	Shares	Amount
	(In thousands of US dollars, except shares)
Balances at December 31, 2005	51,281,022	$92	$1,370,654	$1,384,224	$6,536	$(20,957)	$188,626	$2,929,175

Sale of treasury stock – 49,407 shares	—	—	11,868	—	—	987		12,855
Purchase of treasury stock – 200,000 shares (Note 14)	—	—	—	—	—	(38,535)		(38,535)

Acquisition of noncontrolling interests							51,328	51,328

Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	110,852	—	9,801	120,653
Change in functional currency (Note 2)	—	—	—	—	305,700	—		305,700
Net income	—	—	—	811,489	—	—	8,104	819,593
Total accumulated comprehensive income	—	—	—	811,489	416,552	—	17,905	1,245,946

Balances at December 31, 2006	51,281,022	92	1,382,522	2,195,713	423,088	(58,505)	257,859	4,200,769

Sale of treasury stock – 100,113 shares	—	—	30,881	—	—	8,906		39,787
Purchase of treasury stock – 200,000 shares (Note 14)	—	—	—	—	—	(81,069)		(81,069)
Dividends declared	—	—	—	(326,595)	—	—		(326,595)
Adoption of FIN 48 (Note 15)	—	—	—	(4,108)	—	—	(4,092)	(8,200)
Acquisition of noncontrolling interests							(41,465)	(41,465)
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	378,155	—	12,386	390,541
Net income	—	—	—	1,462,706	—	—	63,722	1,526,428
Total accumulated comprehensive income	—	—	—	1,462,706	378,155	—	76,108	1,916,969

Balances at December 31, 2007	51,281,022	92	1,413,403	3,327,716	801,243	(130,668)	288,410	5,700,196

Sale of treasury stock – 40,568 shares	—	—	19,993	—	—	5,495	—	25,488
Purchase of treasury stock – 200,000 shares (Note 14)	—	—	—	—	—	(114,476)	—	(114,476)
Adoption of equity method of stock option plan accounting	—	—	12,030	—	—	—	—	12,030
Dividends declared	—	—	—	(580,172)	—	—	—	(580,172)
Acquisition of noncontrolling interests	—	—	—	—	—		(106,722)	(106,722)
Reclassification and measurement of redeemable noncontrolling interest (Note 23)	—	—	(280,239)	—	(1,079)	—	(188,286)	(469,604)

Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	(890,184)	—	(23,614)	(913,798)
Net income	—	—	—	524,334	—	—	62,966	587,300
Total accumulated comprehensive income (loss)	—	—	—	524,334	(890,184)	—	39,352	(326,498)

Balances at December 31, 2008 (restated - Note 23)	51,281,022	$92	$1,165,187	$3,271,878	$(90,020)	$(239,649)	$32,754	$4,140,242

The accompanying notes are an integral part of these consolidated financial statements

Open Joint Stock Company “Vimpel-Communications”

Consolidated Statements of Cash Flows

	Years ended December 31,
	2008	2007	2006
	(In thousands of US dollars)

Operating activities
Net income	$587,300	$1,526,428	$819,593
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,520,184	1,171,834	874,618
Amortization	360,980	218,719	179,846
Impairment loss	442,747	—	—
Loss from associates	61,020	—	—
Provision for deferred taxes (Note 15)	(92,654)	32,858	60,143
Loss (gain) on foreign currency translation	1,142,276	(72,955)	(24,596)
Provision for doubtful accounts	54,711	52,919	21,848
Stock-based compensation (gain)/expense	(121,890)	171,242	44,317
Other adjustments	(5,078)	—	937
Changes in operating assets and liabilities:
Trade accounts receivable	(240,629)	(333)	(148,321)
Inventory	(90,221)	(3,021)	15,432
Input value added tax	(103,941)	45,383	67,337
Other current assets	(415,735)	(351)	(103,377)
Accounts payable	281,725	(157,901)	211,735
Customer advances and deposits	75,098	85,135	(21,236)
Taxes payable and accrued liabilities	(34,035)	(32,267)	(27,008)

Net cash provided by operating activities	3,421,858	3,037,690	1,971,268

Investing activities
Purchases of property and equipment	(2,002,452)	(1,238,305)	(1,265,549)
Purchases of intangible assets	(75,012)	(73,814)	(31,408)
Purchases of software	(313,652)	(293,956)	(249,729)
Acquisition of subsidiaries, net of cash acquired	(4,134,609)	(301,355)	(679,765)
Investments in associates	(491,265)	—	—
Exercise of escrow cash deposit	200,170	(200,170)	—
Loan granted	(350,000)	—	—
Short-term deposits	43,179	(42,356)	—
Purchases of other assets, net	(53,575)	(84,596)	(60,540)

Net cash used in investing activities	(7,177,216)	(2,234,552)	(2,286,991)

Financing activities
Proceeds from bank and other loans	6,209,392	666,348	925,183
Proceeds from sale of treasury stock	25,488	39,787	12,855
Repayments of bank and other loans	(721,222)	(365,657)	(374,789)
Payments of fees in respect of debt issues	(68,159)	(14,380)	(48,175)
Repayment of equipment financing obligations	—	(106,888)	(72,874)
Payment of dividends	(587,302)	(331,885)	—
Purchase of treasury stock	(114,476)	(81,069)	(38,535)
Purchase of minority interest in consolidated subsidiaries	(992,825)	—	—

Net cash provided by/(used in) financing activities	3,750,896	(193,744)	292,882

Effect of exchange rate changes on cash and cash equivalents	(84,566)	49,823	3,689

Net (decrease)/increase in cash and cash equivalents	(89,028)	659,217	(19,152)
Cash and cash equivalents at beginning of year	1,003,711	344,494	363,646

Cash and cash equivalents at end of year	$914,683	$1,003,711	$344,494

Open Joint Stock Company “Vimpel-Communications”

Consolidated Statements of Cash Flows (continued)

	Years ended December 31,
	2008	2007	2006
	(In thousands of US dollars)
Supplemental cash flow information
Cash paid during the period:
Income tax	$647,597	$601,939	$354,566
Interest	406,020	201,259	188,991

Non-cash activities:
Equipment acquired under financing agreements	2,726	48,514	23,458
Accounts payable for equipment and other long-lived assets	448,218	417,478	249,020
Offset of 2009 Tendered Notes	—	—	232,766
Non–cash discounts from suppliers of equipment	2,464	(5,441)	14,542
Issue of promissory notes	81,660	—	—

Acquisitions (Note 3):
Fair value of assets acquired	2,645,655	84,125	671,997
Fair value of minority interest acquired	206,129	41,636	—
Difference between the amount paid and the fair value of net assets acquired	3,517,062	182,034	268,315
Consideration for the acquisition of subsidiaries	(5,348,180)	(291,928)	(735,500)

Change in fair value of liabilities assumed	$1,020,666	$15,867	$204,812

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

Foreign Currency Translation (continued)

Due to the global credit crisis, the local currencies of countries of Company’s operations significantly devaluated against US dollar. According to the provisions of SFAS No. 52, VimpelCom financial statements shall not be adjusted for a rate change that occurs after the date of the financial statements. The rate change and its effect on significant unsettled balances, mainly consisted of total debt of the Company, pertaining to foreign currency transaction, are presented below in the table:

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

The following categories with the associated useful lives are used:

Mobile telecommunications equipment	7 - 9 years
Fixed line telecommunication equipment	3 -12 years
Fiber-optic equipment	9 -10 years
Buildings and constructions	20 years
Electronic exchange devices	7 years
Office and measuring equipment, vehicles and furniture	5 -10 years

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

In December 4, 2007, the FASB issued SFAS No. 141(R), Business Combinations, This new standard will significantly change the financial accounting and reporting of business combination transactions in consolidated financial statements. The Company will be required to adopt SFAS No.141(R) on January 1, 2009, and early adoption and retroactive application are prohibited. Under SFAS 141(R) acquisition related costs should not be capitalized any longer but expensed as incurred. As of the December 31, 2008 the Company has written off such expenses related to potential acquisitions in the amount of US$17,727.

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

On December 4, 2007, the FASB SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51. This new standard will significantly change the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements. Under SFAS 160, noncontrolling interest in a consolidated subsidiary should be displayed in the consolidated statement of financial position as a separate component of equity. Losses attributable to the parent and the noncontrolling interest in a subsidiary should be attributed to that interest, even if that attribution results in a deficit noncontrolling interest balance. On January 1, 2009, we adopted SFAS No. 160 and, accordingly, have retrospectively changed the classification and presentation of Noncontrolling Interest in our consolidated financial statements for all periods presented, which we previously referred to as minority interest as required. As a result of the implementation of SFAS 160, US$221,040 and US$288,410 relating to noncontrolling interests as of December 31, 2008 and December 31, 2007, respectively, have been reclassified from Minority interest in liabilities to Noncontrolling interests within Equity. Also, cash outflows from purchase of minority interest in consolidated subsidiaries in the amount of US$992,825 million were reclassified from Investing activities to Financing activities in the Consolidated Statement of Cash Flows for the year ended December 31, 2008. Subsequently, VimpelCom restated its noncontrolling interest in its consolidated financial statements as of December 31, 2008 (Note 23).

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

ArmenTel (continued)

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

Golden Telecom (continued)

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

Other Acquisitions (continued)

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

Unaudited	Year ended December 31,
	2008	2007
Pro forma total operating revenues	$10,359,737	$8,403,248
Pro forma net income attributable to VimpelCom	299,455	1,314,887

Pro forma basic and diluted net income per common share	$5.91	$25.84

4.	Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at December 31:

	2008	2007
US dollars	$553,611	$183,746
Roubles	182,165	736,490
Uzbekistan Sum	75,727	43,283
EURO	56,571	16,647
Kazakhstan Tenge	32,740	11,214
Armenian Dram	8,835	10,772
Ukrainian Hryivna	3,120	1,078
Other currencies	1,914	481

	$914,683	$1,003,711

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

In 2007 VimpelCom acquired Dominanta LLC (“Dominanta”) – an entity which hold DVB-H license and, together with Golden Telecom, in February 2008 VimpelCom acquired Colangon-Optim LLC (“Colangon”), an entity which hold DVB-T license. Both licenses gave an opportunity for VimpelCom to start provide TV services. However, additional broadcasting licenses are required to start operations, and current legislation does not have a mechanism of obtaining such licenses. Due to the high level of uncertainty on the terms when such licenses can be obtained, the management decided to write-off the value of DVB-T/DVB-H licenses as of the end of 2008. The total amount of write-off is US$37,620.

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

	2008	2007

Discount rate	16.6%-21.9%	11.8%-18.8%
Terminal growth rate	3%-3.5%	3%
Start of terminal growth period	7 years-10 years	7 years

The Company estimates revenue growth rates for each reporting unit and each future year. These rates vary based on numerous factors, including size of market in particular country, GDP (Gross Domestic Product) and foreign currency projections, traffic growth, market share and others. In 2008, the Compound Annual Growth Rates ranged from zero to growth by 18%; these rates are lower than those used in 2007. Operating income margin is less dependent on those factors however the Company expects lower margins than in 2007. In 2008 the average Operating income margins ranged from negative 11.2 % to positive 34.8%.

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

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

10.	Investments in Associates (continued)

(1)

VimpelCom acquired 49.9% interest in Euroset in October 2008 (Note 3). Total assets and total liabilities of Euroset as of December 31, 2008 comprised of US$1,086,425 and US$1,514,035, respectively. The result of Euroset operations for the period starting from the acquisition date to December 31, 2008 was a net loss in the amount of US$120,829. The carrying amount of the Company’s investments in Euroset and the amount of the underlying equity in net liabilities of Euroset were US$160,127 and US$213,377, respectively, as of December 31, 2008. The difference between the amount at which an investment is carried and the amount of VimpelCom’s share in net liabilities of Euroset consists of goodwill in the amount of US$371,578 and currency translation adjustment in the amount of US$1,926. The carrying amount of investment includes VimpelCom’s share in net loss of Euroset for the period starting from the acquisition date to December 31, 2008 in the amount of US$60,294 and accumulated other comprehensive income in the amount of US$7,528.

(2)

As of December 31, 2008, VimpelCom has investments in GTEL-Mobile of US$304,230, the company that holds the mobile telecommunication license in Vietnam (Note 3). GTEL - Mobile has not started rendering of telecommunication services as of the reporting date. The net gain for the period starting from acquisition date to December 31, 2008 in the amount of US$1,797 increased the carrying amount of investments and mainly resulted from forex gains.

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

Cash rights for shares of Golden Telecom represents amount not paid to the previous shareholders of Golden Telecom as of December 31, 2008.

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

The following table provides a summary of outstanding bank loans, equipment financing indebtedness, capital lease obligations and other debt as of:

	December 31, 2008	December 31, 2007
Bank loans, less current portion	$6,405,492	$2,088,438
Long-term portion of equipment financing	127,807	151,659
Long -term portion of capital leases	406	—

Total long-term debt	$6,533,705	$2,240,097

Bank loans, current portion	$1,705,777	$419,495
Short-term portion of equipment financing	88,704	81,050
Short-term portion of capital leases	739	–
Other debt	114,001	25,967

Bank and other loans, current portion	$1,909,221	$526,512

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

13.	Short and Long Term Debt (continued)

Bank Loans

Bank loans consisted of the following as of December 31:

	2008	2007
Syndicated Facility B (1)	$2,000,000	$—
Eurobonds (2)	2,000,000	—
UBS (Luxembourg) S.A. (3)	1,417,234	1,417,234
Sberbank (4)	829,230	309,337
Syndicated Facility (Euro) (5)	777,179	—
Ruble Bonds (6)	340,363	—
Citibank International plc (7)	275,000	—
EBRD – loan to KaR-Tel (8)	127,965	90,000
Standart Bank PLC – loan to URS (9)	100,000	100,000
Svenska Handelsbanken AB (10)	81,866	106,067
Citibank N.A. (11)	61,191	77,634
Raiffeisenbank Austria – loan to URS (12)	32,000	40,000
Bayerische Landesbank – loan to URS (13)	32,000	40,000
Bayerische Hypo- und Vereinsbank AG (14)	25,020	41,038
OTP Bank – loan to URS (15)	10,000	10,000
Citibank/Sumitomo (16)	—	229,400
Citibank/Standard Bank London (17)	—	47,223
Other loans	2,221	—

	8,111,269	2,507,933
Less current portion	(1,705,777)	(419,495)

Total long-term bank loans	$6,405,492	$2,088,438

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

Borrower		Vendor	Interest rate	Outstanding debt		Maturity date	Security
				as of December 31,
				2008	2007
Vimpel Com	(1)	HSBC	6 month MOSPRIME + 0.08%	$58,375	$82,197	Semiannually, September 28, 2007 – March 2014	EKN guarantee

KaR-Tel	(2)	Citibank International Plc	6 month LIBOR +0.25%, 6 month LIBOR +0.30%	29,498	42,011	Semiannually, January 24, 2007 - August 28, 2011	VimpelCom guarantee

KaR-Tel	(3)	HVB	6 month LIBOR +0.2%, 6 month LIBOR +0.4%	24,345	33,687	Semiannually, final – December 21, 2011	ATF Bank guarantee

KaR-Tel	(4)	BaernLB (Hermes2)	6 month LIBOR + 0.38%	37,824	—	Semiannually, final – December 27, 2012	EHECA gurantee

Unitel	(5)	Huawei	8%	30,818	17,559	Various dates through 2008	Network equipment

Tacom	(6)	Huawei	8%	3,195	4,886	Various dates through 2008	Network equipment

URS	(7)	Huawei	7%	—	10,817	Various dates through 2008	None

ArmenTel	(8)	Intracom SA	from 3 month EURIBOR + 1.5% to 12 month EURIBOR + 1.5%, 12 month LIBOR plus 1.5%	14,728	21,005	Various dates through 2011	None

ArmenTel	(9)	BNP Paribas	6 month EURIBOR+0.9%	9,991	13,843	Various dates through 2010	None

ArmenTel	(10)	Siemens A.E	3 month EURIBOR +1.5%	1,058	1,402	Various dates through 2012	None

Other				6,679	5,302

Total equipment financing				$216,511	$232,709
Less current portion				(88,704)	(81,050)

Long-term equipment financing				$127,807	$151,659

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

Other Debt (continued)

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

In March 2007, the Board approved the Company’s dividend policy. Subject to the constraints and guidelines contained in the dividend policy as well as those under Russian law, the policy contemplates that the Board will recommend the payment of cash dividends annually and the amount of the annual dividend will generally be equal to at least 25.0% of the consolidated net income (which is equivalent to net income attributable to VimpelCom following our adoption of SFAS 160), as determined under U.S. GAAP.

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

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,
	2008 (restated*)	2007	2006
	(In thousands of US dollars, except per share amounts)
Numerator:
Net income before cumulative effect of change in accounting principle attributable to VimpelCom	$524,334	$1,462,706	$813,371
Less: impact on net income attributable to VimpelCom through changes in Redeemable noncontrolling interest	(1,060)	—	—

	523,274	1,462,706	813,371

Denominator:
Denominator for basic earnings per share – weighted average shares	50,700	50,818	50,911
Effect of dilutive securities:
Employee stock options	3	—	36
Denominator for diluted earnings per share – assumed conversions	50,703	50,818	50,947

Basic net income attributable to VimpelCom per common share	$10.32	$28.78	$15.98

Diluted net income attributable to VimpelCom per common share	$10.32	$28.78	$15.97

*	See Note 23

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

The options granted generally vest at varying rates over two year periods. If certain events provided for in the Plan and the agreement relating to each option grant occur, the vesting period for certain employees is accelerated. VimpelCom recognizes compensation cost separately for each vesting tranche for awards subject to the graded vesting. The total fair values of shares vested during the years ended and as of December 31, 2008, 2007 and 2006 were of US$5,683, US$60,148 and US$14,275, respectively. The number of shares converted for the 62,970 options exercised during 2008 was 40,568 and share-based liabilities paid to employees was of US$25,487. The number of shares converted for the 177,436 options exercised during 2007 was 100,113 and share-based liabilities paid to employees was of US$51,471. The number of shares converted for the 79,006 options exercised during 2006 was of 49,411 and share-based liabilities paid to employees was of US$12,855. Amounts of liabilities paid were equal to intrinsic value of options exercised as of exercise date.

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

Management analyzes the reportable segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. The segment data for acquired operations are reflected herein from the date of their acquisitions. The Board and management utilize more than one measurement and multiple views of data to measure segment performance. However, the dominant measurements are consistent with VimpelCom’s consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments on a regular basis primarily based on revenue, operating income, income before income taxes and net income along with cash flows and overall economic returns. Inter-segment revenues are eliminated in consolidation. Inter-segment revenues may be accounted for at amounts different from sales to unaffiliated companies. The accounting policies of the segments are the same as those of VimpelCom.

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

Financial information by reportable segment for the years ended December 31, 2008, 2007 and 2006 is presented in the following tables.

Year ended December 31, 2008:

	Russia Mobile	Russia Fixed line	CIS Mobile	CIS Fixed line	Other	Total
Net operating revenues from external customers	$7,310,487	$1,286,697	$1,294,677	$225,071	$—	$10,116,932
Intersegment revenues	61,279	142,769	20,318	47,663	—	272,029
Impairment loss	—	315,049	90,078	—	37,620	442,747
Depreciation and amortization	1,204,676	219,442	368,305	88,526	215	1,881,164
Operating income	2,667,369	(191,226)	81,765	23,942	(45,900)	2,535,950
Interest income	97,451	14,703	4,081	1,140	1,685	119,060
Interest expense	(464,682)	(18,209)	(52,235)	(5,982)	(1,968)	(543,076)
Income before income taxes	1,463,321	(268,040)	(196,607)	250	(107,690)	891,234
Income tax expense/(benefit)	316,911	(1,863)	(1,439)	(5,062)	(4,613)	303,934
Net income attributable to VimpelCom	1,145,969	(266,443)	(260,448)	3,372	(98,116)	524,334
Total assets	8,284,753	4,088,643	3,061,215	781,917	543,080	16,759,608
Non-current assets other than goodwill	5,132,739	1,579,043	1,926,447	672,335	531,140	9,841,704
Goodwill	749,978	1,935,455	781,382	10,127	—	3,476,942
Expenditures for long-lived assets	1,432,807	343,601	636,069	139,041	19,327	2,570,845

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

20.	Segment Information (continued)

Year ended December 31, 2007:

	Russia Mobile	Russia Fixed line	CIS Mobile	CIS Fixed line	Other	Total
Net operating revenues from external customers	$6,090,316	$—	$937,419	$143,363	$—	$7,171,098
Intersegment revenues	3,354	—	10,413	—	—	13,767
Depreciation and amortization	1,108,971	—	220,339	61,243	—	1,390,553
Operating income	1,991,833	—	198,592	15,765	—	2,206,190
Interest income	54,535	—	662	490	—	55,687
Interest expense	(168,944)	—	(47,146)	(1,415)	—	(217,505)
Income before income taxes	1,937,086	—	169,715	13,555	—	2,120,356
Income tax expense	514,819	—	76,357	2,752	—	593,928
Net income attributable to VimpelCom	1,422,221	—	30,661	9,824	—	1,462,706
Total assets	7,891,322	—	2,568,758	473,278	24,620	10,957,978
Non-current assets other than goodwill	5,586,534	—	1,790,698	400,556	24,363	7,802,151
Goodwill	451,428	—	565,266	23,122	—	1,039,816
Expenditures for long-lived assets	1,072,520	—	634,123	66,176	—	1,772,819

Year ended December 31, 2006:

	Russia Mobile	Russia Fixed line	CIS Mobile	CIS Fixed line	Other	Total
Net operating revenues from external customers	$4,400,296	$—	$450,760	$16,922	$—	$4,867,978
Intersegment revenues	1,509	—	3,572	—	—	5,081
Depreciation and amortization	900,292	—	145,949	8,223	—	1,054,464
Operating income	1,403,247	—	(4,665)	(1,263)	—	1,397,319
Interest income	22,599	—	699	51	—	23,349
Interest expense	(173,796)	—	(20,422)	(64)	—	(194,282)
Income before income taxes	1,231,267	—	(18,965)	(164)	—	1,212,138
Income tax expense	373,666	—	16,539	458	—	390,663
Net income attributable to VimpelCom	855,065	—	(42,629)	(947)	—	811,489
Total assets	6,549,159	—	1,730,423	372,413	20,692	8,672,687
Non-current assets other than goodwill	4,902,615	—	1,276,718	336,772	20,662	6,536,767
Goodwill	248,968	—	518,892	7,363	—	775,223
Expenditures for long-lived assets	1,049,481	—	457,764	4,868	—	1,512,113

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

20.	Segment Information (continued)

A reconciliation of VimpelCom’s total segment financial information to the corresponding consolidated amounts follows:

	Segment total	Intersegment interest	Consolidated totals
For the year ended December 31, 2008
interest income	119,060	(47,442)	71,618
interest expense	(543,076)	47,442	(495,634)
For the year ended December 31, 2007
interest income	55,687	(22,666)	33,021
interest expense	(217,505)	22,666	(194,839)
For the year ended December 31, 2006
interest income	23,349	(7,878)	15,471
interest expense	(194,282)	7,878	(186,404)

	December 31, 2008	December 31, 2007
Assets

Total assets for reportable segments	$16,759,608	$10,957,978

Elimination of intercompany balances	(1,034,455)	(389,094)

Total consolidated assets	$15,725,153	$10,568,884

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

Telecom Licenses Capital Commitments

VimpelCom’s ability to generate revenues in Russia is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses. VimpelCom’s GSM-900/1800 licenses that cover Moscow and the Moscow region, Central region, Volga region, Caucasus region, and the Siberia region have been reissued and under the new terms expire on April 28, 2013. The GSM-900/1800 licenses that cover the Northwest region, Urals and part of Far East region expire in 2011 - 2012 (the GSM-900/1800 license for Irkutsk region, excluding Ust-Ordynskiy Buryatskiy Autonomous Region, expires in 2011).

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

Other Litigations (continued)

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

23.	Restatement of the Measurement of Noncontrolling Interest

VimpelCom has restated its consolidated financial statements as of December 31, 2008 and for the year then ended. The restatement was required to correct the Company’s application of EITF Topic D-98, Classification and Measurement of Redeemable Securities (“EITF Topic D-98”), in accounting for the Company’s contractual arrangements with respect to the 25% noncontrolling interest in its subsidiary Limnotex, which is held by Crowell (Note 3). The Company concluded that the redemption features embedded within these contractual arrangements as modified on June 28, 2008 could or will result in the noncontrolling interest being redeemable outside of the control of VimpelCom at various dates. Crowell may exercise a put option between January 1, 2010 and December 31, 2010, at a redemption amount of US$550,000 in the aggregate. Additionally, after the 2008 audited financial statements of KaR-Tel are issued, the Company has a call option on the noncontrolling interest for a redemption amount determined by a fair value-based pricing mechanism which must be exercised on or before December 31, 2011. As of December 31, 2008, the redemption amount of the redeemable noncontrolling interest based on this fair value-based pricing mechanism (as if the noncontrolling interest were currently redeemable) was US$566,000.

Prior to the restatement, the Company accounted for the noncontrolling interest at its carrying value as permanent equity under the line item “Noncontrolling interest.” In accordance with EITF Topic D-98, securities with redemption features that are not solely within the control of the issuer should be classified outside of permanent equity. Accordingly, the Company determined that the noncontrolling interest held by Crowell in Limnotex should have been classified as temporary equity (under the line item “Redeemable noncontrolling interest”) in its consolidated financial statements and recorded at its estimated fair value at the date of the change to the redemption features in its contractual arrangements with Crowell. The difference between this amount and the previous carrying value of the noncontrolling interest was charged to VimpelCom’s shareholders’ equity.

The estimated fair value of the redeemable noncontrolling interest was calculated by discounting the future redemption amount of the noncontrolling interest from January 1, 2010 (the date on which the noncontrolling interest first becomes redeemable outside of VimpelCom’s control). The redeemable noncontrolling interest has been valued based on the terms of the put option because the fair value of the redemption amount that may be required on January 1, 2010 under the put option exceeded the fair value of the redemption amount that may be required on December 31, 2011 under the call option. If, in the future, the fair value of the redemption amount under the call option at the latter redemption date is greater, the Redeemable noncontrolling interest will accrete to that amount.

Following the initial adjustment, the redeemable noncontrolling interest is then accreted to its redemption amount over the redemption term. The redeemable noncontrolling interest is first credited with its share of earnings of the Company’s subsidiary, Limnotex, and, to the extent that this is less than the required accretion, the difference is charged to additional paid-in capital. The charge to additional paid-in capital does not affect net income attributable to VimpelCom in the Company’s income statement, but does reduce the numerator in the calculation of earnings per share (see Note 18).

The amounts originally presented in additional paid-in capital, accumulated other comprehensive loss, and noncontrolling interest as of December 31, 2008 have been restated to initially recognize the redeemable noncontrolling interest as temporary equity on June 28, 2008 at fair value and to account for the subsequent accretion of the redeemable noncontrolling interest as described above.

The following table presents the effect of the restatement on the consolidated balance sheet and earnings per share:

	December 31, 2008
	As previously reported	Adjustments	As restated
	(In thousands of US dollars, except per share amounts)
Total Assets	$15,725,153	$—	$15,725,153

Total current liabilities	3,814,302	—	3,814,302

Total liabilities	11,115,307	—	11,115,307

Commitments, contingencies and uncertainties	—	—	—

Redeemable noncontrolling interest	—	469,604	469,604

Equity

Convertible voting preferred stock	—	—	—

Common stock	92	—	92
Additional paid-in capital	1,445,426	(280,239)	1,165,187
Retained earnings	3,271,878	—	3,271,878
Accumulated other comprehensive loss	(88,941)	(1,079)	(90,020)
Treasury stock	(239,649)	—	(239,649)
Total VimpelCom shareholders’ equity	4,388,806	(281,318)	4,107,488

Noncontrolling interest	221,040	(188,286)	32,754

Total equity	4,609,846	(469,604)	4,140,242

Total liabilities, redeemable noncontrolling interest and equity	$15,725,153	$—	$15,725,153

Basic net income attributable to VimpelCom per common share (Note 18)	10.34	(.02 )*	10.32

Diluted net income attributable to VimpelCom per common share (Note 18)	10.34	(.02 )*	10.32

*	- impact of accretion in redeemable noncontrolling interest on the numerator in the earnings per share calculation (US$1,060) (Note 18)

Corresponding revisions were also made to the consolidated statements of income and equity and accumulated other comprehensive income for the year ended December 31, 2008.

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