Form 20-F/A
period 2008-12-31
OPEN JOINT STOCK CO VIMPEL COMMUNICATIONS
filed 2010-03-18
CIK 1023977

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

iii

EXPLANATORY NOTE

This Amendment No. 2 to our Annual Report on Form 20-F, referred to herein as the Annual Report on Form 20-F/A, amends our Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, as filed with the U.S. Securities and Exchange Commission on March 8, 2010 and referred to herein as Amendment No. 1, which amended our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, as filed with the SEC on May 14, 2009 and referred to herein as the Original Filing. This filing is being made in response to comments received from the SEC and revises our disclosure in “Item 15—Controls and Procedures” regarding the material weakness in our internal control over financial reporting that our management identified in connection with the restatement of our audited consolidated financial statements as of December 31, 2008 and for the year then ended. For more information about the restatement, see “Item 5—Operating and Financial Review and Prospects—Restatement of Our Consolidated Financial Statements,” as well as Note 23, Restatement of the Measurement of Noncontrolling Interest, and Note 18, Earnings per share, to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F/A.

Other than revising the disclosure under “Item 15—Controls and Procedures,” no attempt has been made in this Annual Report on Form 20-F/A to amend or update other disclosure presented in Amendment No. 1 or in the Original Filing.

Except as stated herein, this Annual Report on Form 20-F/A does not reflect events occurring after the filing of the Original Filing or amend or update those disclosures or the disclosures in Amendment No. 1. Accordingly, this Annual Report on Form 20-F/A should be read in conjunction with our submissions with the SEC subsequent to the filing of the Original Filing.

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

As discussed in Note 23, Restatement of the Measurement of Noncontrolling Interest, to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F/A, our consolidated financial statements as of December 31, 2008 and the year then ended have been restated to correct an error in our accounting for contractual redemption arrangements which were entered into in June 2008 with respect to the noncontrolling interest in one of our subsidiaries. This error was discovered during the external audit of our 2009 consolidated financial statements. We determined that this error in accounting resulted from a deficiency in the operation of existing controls related to complex transactions only as it relates to the adequate analysis of, and initial accounting for, this specific complex transaction (i.e., the contractual redemption arrangements entered into in June 2008 with respect to the noncontrolling interest in one of our subsidiaries) in 2008. Due to this deficiency, our management concluded in early March 2010 that a material weakness existed in our internal control over financial reporting as of December 31, 2008.

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

Remediation

        Subsequent to the December 31, 2008 annual assessment date, our management has evaluated the nature of the error in adequately analyzing and properly accounting for the contractual redemption arrangements entered into in June 2008 with respect to the noncontrolling interest in one of our subsidiaries and has implemented additional control procedures related to the analysis and documentation of non-routine, complex transactions. The additional control procedures include increased and more timely communication between the departments associated with such non-routine, complex transactions and the accounting department; improvement of tools (e.g. checklists) to ensure the proper and timely identification of potential US GAAP accounting issues; and increased review controls for non-routine, complex transactions. Although we believe the design of our controls are effective, the company has neither materially changed its existing contractual redemption arrangements nor has it entered into new redemption arrangements related to any noncontrolling interests since June 2008, and therefore the expanded controls have not had reason to function with respect to any such contractual redemption arrangements with noncontrolling interests.

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

Date: March 18, 2010

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