Form 20-F
period 2009-12-31
OPEN JOINT STOCK CO VIMPEL COMMUNICATIONS
filed 2010-04-08
CIK 1023977

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2009

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

•

Unless the context otherwise requires, references to our operations in the “CIS” are to our operations in the Commonwealth of Independent States outside of the Russian Federation. Although Georgia is no longer a member of the CIS, consistent with our historic reporting practice, we continue to include Georgia in our CIS mobile reporting segment.

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

•	References to “3G” technologies are to third generation mobile technologies, including UMTS.

•	References to “mobile services” are to our wireless voice and data transmission services but excluding Wireless Fidelity technology, or WiFi.

•

References to our “mobile subscribers” are to active subscribers of our mobile telecommunications services. A subscriber is considered “active” if the subscriber’s activity resulted in income to VimpelCom during the most recent three months and if the subscriber remained in the mobile subscriber base at the end of the reported period. Such activity includes all incoming and outgoing calls, subscriber fee accruals, debits related to service, mobile Internet service via Universal Serial Bus, or USB, modems, outgoing short messaging service, or SMS, and multimedia messaging service, or MMS, and data transmission and receipt sessions, but does not include incoming SMS and MMS sent by our company or abandoned calls. We calculate monthly average minutes of use per mobile subscriber, or MOU, and monthly average revenue per mobile subscriber, or ARPU, on the basis of subscriber data using the “active subscriber” definition. Previously, we reported mobile subscriber data on the basis of registered mobile subscribers. A registered mobile subscriber is an authorized user of mobile services, using one SIM card (GSM/3G) with one or several selective numbers. Other mobile telecommunications operators may apply mobile subscriber policies that differ from ours.

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

        In October 2009, Telenor ASA, the parent company of our shareholder Telenor East Invest AS, and Altimo Holdings & Investments Ltd., or Altimo, a member of the Alfa Group and the parent company of Eco Telecom Limited, announced that they agreed to combine their ownership of our company and Closed Joint Stock Company “Kyivstar G.S.M.”, or Kyivstar, under a new company called VimpelCom Ltd. Kyivstar is a Ukrainian mobile operator, 56.5% of which is owned by a subsidiary of Telenor ASA and 43.5% of which is owned by a subsidiary of Altimo. We refer to the proposed combination in this Annual Report on Form 20-F as the VimpelCom Ltd. Transaction. According to the Registration Statement on Form F-4 of VimpelCom Ltd. and the related prospectus filed with the SEC, as amended, referred to in this Annual Report on Form 20-F as the VimpelCom Ltd. Prospectus, the VimpelCom Ltd. Transaction involves a series of transactions, including an exchange offer by VimpelCom Ltd. comprised of (i) an offer to all holders resident in the United States (including its territories and possessions) of shares of our common and preferred stock and to all holders of our ADSs, wherever located, referred to in this Annual Report on Form 20-F as the U.S. Offer, and (ii) a separate voluntary tender offer to all holders of shares of our common and preferred stock, wherever located, referred to in this Annual Report on Form 20-F as the Russian Offer. The Russian Offer and the U.S. Offer are collectively referred to in this Annual Report on Form 20-F as the Offers. Completion of the Offers is conditioned upon greater than 95.0% of our shares, including those represented by ADSs, being validly tendered and not withdrawn, in addition to other conditions. The Offers commenced on February 9, 2010. The U.S. Offer acceptance period will expire at 5:00 p.m. New York City time on April 15, 2010, unless extended. The Russian Offer acceptance period will expire three business days later, at 11:59 p.m. Moscow time on April 20, 2010, unless extended. On February 9, 2010, our board of directors unanimously recommended to holders of our common and preferred shares and ADSs to tender their securities to VimpelCom Ltd. in the Offers and elect to exchange such tendered securities for depositary receipts representing depositary shares of VimpelCom Ltd. and not to accept the nominal cash consideration alternative offered by VimpelCom Ltd. in the Offers. For additional information relating to the risks associated with the VimpelCom Ltd. Transaction, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Alfa Group and Telenor may not be able to complete the proposed combination of our company and Kyivstar.” For additional information about the recommendation of our board of directors and the Offers, see our solicitation/recommendation statement on Schedule 14D-9 filed with the SEC on February 9, 2010, as amended. Unless otherwise indicated, the discussion and analysis in this Annual Report on Form 20-F does not take into account the potential impact of the successful completion of the VimpelCom Ltd. Transaction on VimpelCom’s operating and financials results and trends.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains “forward-looking statements,” as this phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are not historical facts and can often be identified by the use of terms like “estimates,” “projects,” “anticipates,” “expects,” “intends,” “believes,” “will,” “may,” “should” or the negative of these terms. All forward-looking statements, including discussions of strategy, plans, objectives, goals and future events or performance, involve risks and uncertainties. Examples of forward-looking statements include:

•	our strategy to generate sufficient net cash flow in order to meet our debt service obligations;

•	our plans to develop and provide integrated telecommunications services to our customers, increase fixed and mobile telephone use and expand our operations in Russia and the CIS;

•	our ability to execute our business strategy successfully and achieve the expected benefits from our existing and future acquisitions;

•	our ability to extract anticipated synergies or to integrate an acquired business into our group in a timely and cost-effective manner;

•	our ability to successfully challenge claims brought against Limited Liability Partnership KaR-Tel, or KaR-Tel;

•	our expectations as to pricing for our products and services in the future, improving the total average monthly service revenues per subscriber and our future operating results;

•	our ability to meet our projected capital requirements;

•	our ability to meet license requirements and to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and obtain related regulatory approvals;

•	our ability to obtain and maintain interconnect agreements; and

•	other statements regarding matters that are not historical facts.

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

PART I

ITEM 1.*	Identity of Directors, Senior Management and Advisers

Not required.

ITEM 2.*	Offer Statistics and Expected Timetable

Not required.

ITEM 3.	Key Information

A. Selected Financial Data

The following selected consolidated statement of financial data and consolidated balance sheets data present a summary of VimpelCom’s historical consolidated financial information at December 31, 2009, 2008, 2007, 2006 and 2005 and for the years then ended and are derived from VimpelCom’s audited consolidated financial statements and their related notes. The selected financial data set forth below should be read in conjunction with VimpelCom’s consolidated financial statements and their related notes included elsewhere in this Annual Report on Form 20-F and the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects.”

	Years Ended December 31,
	2009		2008		2007		2006		2005
	(In thousands of U.S. dollars, except per share and per ADS amounts)
Operating revenues:
Service revenues	US$	8,580,815	US$	9,999,850	US$	7,161,833	US$	4,847,661	US$	3,175,221
Sales of equipment and accessories		109,959		107,946		6,519		19,265		30,478
Other revenues		19,788		17,190		6,528		2,931		5,419

Total operating revenues		8,710,562		10,124,986		7,174,880		4,869,857		3,211,118
Revenue based taxes		(7,660)		(8,054)		(3,782)		(1,879)		—
Net operating revenues		8,702,902		10,116,932		7,171,098		4,867,978		3,211,118
Operating expenses:
Service costs		1,878,443		2,262,570		1,309,287		872,388		514,124
Cost of equipment and accessories		110,677		101,282		5,827		18,344		28,294
Selling, general and administrative expenses		2,389,998		2,838,508		2,206,322		1,503,615		1,085,807
Depreciation		1,393,431		1,520,184		1,171,834		874,618		451,152
Amortization		300,736		360,980		218,719		179,846		142,126
Impairment loss		—		442,747		—		—		—
Provision for doubtful accounts		51,262		54,711		52,919		21,848		11,583

Total operating expenses		6,124,547		7,580,982		4,964,908		3,470,659		2,233,086

Operating income		2,578,355		2,535,950		2,206,190		1,397,319		978,032
Other income and expenses:
Interest income		51,714		71,618		33,021		15,471		8,658
Net foreign exchange (loss) gain		(411,300)		(1,142,276)		72,955		24,596		7,041

Interest expense		(598,531)		(495,634)		(194,839)		(186,404)		(147,448)
Other (expenses) income, net		(32,114)		(17,404)		3,240		(38,844)		(5,853)
Equity in net loss of associates		(35,763)		(61,020)		(211)		—		—

Total other income and expenses		(1,025,994)		(1,644,716)		(85,834)		(185,181)		(137,602)

Income before income taxes and cumulative effect of change in accounting principle		1,552,361		891,234		2,120,356		1,212,138		840,430
Income tax expense		435,030		303,934		593,928		390,663		221,901
Income before cumulative effect of change in accounting principle		1,117,331		587,300		1,526,428		821,475		618,529
Cumulative effect of change in accounting principle		—		—		—		(1,882)		—
Net income	US$	1,117,331	US$	587,300	US$	1,526,428	US$	819,593	US$	618,529

Net income attributable to the noncontrolling interest		(4,449)		62,966		63,722		8,104		3,398
Net income attributable to VimpelCom	US$	1,121,830	US$	524,334	US$	1,462,706	US$	811,489	US$	615,131

Weighted average common shares outstanding (thousands)		50,647		50,700		50,818		50,911		51,066

	Years Ended December 31,
	2009		2008		2007		2006		2005
	(In thousands of U.S. dollars, except per share and per ADS amounts)
Income before cumulative effect of change in accounting principle attributable to VimpelCom per common share	US$	21.71	US$	10.32	US$	28.78	US$	15.98	US$	12.05
Income before cumulative effect of change in accounting principle attributable to VimpelCom per ADS equivalent(2)	US$	1.09	US$	0.52	US$	1.44	US$	0.80	US$	0.60
Net income attributable to VimpelCom per common share	US$	21.71	US$	10.32	US$	28.78	US$	15.94	US$	12.05
Net income attributable to VimpelCom per ADS equivalent(1)	US$	1.09	US$	0.52	US$	1.44	US$	0.80	US$	0.60
Weighted average diluted shares		50,678		50,703		50,818		50,947		51,085
Diluted income before cumulative effect of change in accounting principle attributable to VimpelCom per common share(2)	US$	21.69	US$	10.32	US$	28.78	US$	15.97	US$	12.04
Diluted income before cumulative effect of change in accounting principle attributable to VimpelCom per ADS equivalent(1)	US$	1.08	US$	0.52	US$	1.44	US$	0.80	US$	0.60
Diluted net income attributable to VimpelCom per common share(2)	US$	21.69	US$	10.32	US$	28.78	US$	15.93	US$	12.04
Diluted net income attributable to VimpelCom per ADS equivalent(2)	US$	1.08	US$	0.52	US$	1.44	US$	0.79	US$	0.60
Dividends per share	US$	6.30	US$	11.46	US$	6.47		—		—
Dividends per ADS equivalent	US$	0.31	US$	0.57	US$	0.32		—		—

(1)	Each ADS is equivalent to one-twentieth of one share of common stock. On November 22, 2004, we changed the ratio of our ADSs traded on The New York Stock Exchange (“NYSE”) from four ADSs for three common shares to four ADSs for one common share. VimpelCom ADS holders as of record at the close of business on November 19, 2004 received two additional ADSs for every ADS held. On August 8, 2007, we changed the ratio of our ADSs traded on the NYSE from four ADSs for one common share to twenty ADSs for one common share. VimpelCom ADS holders as of record at the close of business on August 17, 2007 received four additional ADSs for every ADS held. All share information presented herein reflects the change in the ratio. There were no changes to our underlying common shares.
(2)	Diluted income before cumulative effect of change in accounting principle attributable to VimpelCom and diluted net income attributable to VimpelCom per common share and ADS equivalent includes dilution for employee stock options for 2009, 2008, 2007, 2006 and 2005.

	At December 31,
	2009		2008		2007		2006		2005
	(In thousands of U.S. dollars)
Consolidated balance sheets data:
Cash and cash equivalents	US$	1,446,949	US$	914,683	US$	1,003,711	US$	344,494	US$	363,646
Working capital (deficit)(1)		(447,742)		(1,407,795)		(272,784)		(487,420)		(457,927)
Property and equipment, net		5,561,569		6,425,873		5,497,819		4,615,675		3,211,112
Telecommunications licenses, goodwill and other intangible assets, net		4,527,255		5,124,555		2,217,529		1,957,949		1,500,799
Total assets		14,732,541		15,725,153		10,568,884		8,436,546		6,307,036
Total debt, including current portion(2)		7,353,047		8,442,926		2,766,609		2,489,432		1,998,166
Total liabilities		9,715,364		11,115,307		4,868,688		4,235,777		3,377,861
Redeemable noncontrolling interest		508,668		469,604		—		—		—
Total equity	US$	4,508,509	US$	4,140,242	US$	5,700,196	US$	4,200,769	US$	2,929,175

(1)	Working capital is calculated as current assets less current liabilities.
(2)	Includes bank loans, Russian ruble denominated bonds, equipment financing and capital lease obligations for all periods presented. Subsequent to December 31, 2009, there have been additional changes in certain of our outstanding indebtedness. For information regarding these changes, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities—2010.”

SELECTED OPERATING DATA

The following selected operating data as of December 31, 2009, 2008, 2007, 2006 and 2005 has been derived from internal company sources and from independent sources that we believe to be reliable. The selected operating data set forth below should be read in conjunction with VimpelCom’s consolidated financial statements and their related notes included elsewhere in this Annual Report on Form 20-F and the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects.” Our subscriber data, ARPU and MOU for all periods indicated in the table below and churn figures for the years 2008 and 2009 in the table below are reported on the basis of active subscribers.

	As of December 31
	2009	2008	2007	2006	2005
Selected industry operating data:
Estimated population:(1)
Russia	140,681,500	142,008,800	142,008,800	145,166,700	145,166,700
Kazakhstan	15,704,000	15,571,500	15,571,500	14,953,000	14,938,400
Ukraine	45,813,764	46,192,300	46,192,300	48,457,000	48,457,000
Tajikistan	7,011,000	7,215,700	7,215,700	6,919,900	6,780,400
Uzbekistan	28,381,000	27,100,000	27,100,000	26,021,300	—
Armenia	2,990,000	3,230,100	3,230,100	3,200,000	—
Georgia	4,318,000	4,500,000	4,500,000	—	—
Cambodia	15,097,000	—	—	—	—
Estimated mobile subscribers:(2)
Russia	209,206,000	187,830,000	172,870,000	151,920,000	125,760,000
Kazakhstan	16,581,000	14,437,927	12,692,511	7,735,500	5,510,300
Ukraine	55,251,400	55,793,102	55,596,318	49,219,900	30,205,100
Tajikistan	4,334,900	3,428,061	2,131,103	821,500	275,000
Uzbekistan	16,569,900	12,276,098	5,931,796	2,716,700	—
Armenia	2,616,700	2,561,280	1,868,571	1,184,000	—
Georgia	3,894,800	3,757,055	2,690,405	—	—
Cambodia	5,477,100	—	—	—	—
Mobile penetration rate:(3)
Russia	148.7%	132.3%	121.7%	104.6%	86.6%
Kazakhstan	105.6%	92.7%	81.5%	51.7%	36.9%
Ukraine	120.6%	120.8%	120.4%	103.4%	63.8%
Tajikistan	61.8%	47.5%	29.5%	11.9%	4.1%
Uzbekistan	58.4%	45.3%	21.9%	10.4%	—
Armenia	87.5%	79.3%	57.8%	37.0%	—
Georgia	90.2%	83.5%	59.8%	—	—
Cambodia	36.3%	—	—	—	—
Selected company operating data:
End of period mobile subscribers:
Russia	50,886,127	47,676,844	42,221,252	39,782,690	35,936,356
Kazakhstan	6,135,275	6,269,927	4,603,300	3,052,878	1,813,938
Ukraine	2,004,729	2,052,493	1,941,251	1,523,682	249,189
Tajikistan	743,140	624,624	339,393	72,028	—
Uzbekistan	3,514,516	3,636,243	2,119,612	700,470	—
Armenia	545,201	544,271	442,484	415,965	—
Georgia	399,161	225,055	72,655	—	—
Cambodia	367,474	—	—	—	—
Total mobile subscribers	64,595,623	61,029,457	51,739,947	45,547,713	37,999,483
MOU (4)
Russia	211.4	219.1	192.1	145.9	120.4
Kazakhstan	93.1	104.3	94.6	70.4	55.3
Ukraine	208.7	231.8	163.2	149.7	36.2
Tajikistan	172.9	238.9	220.6	121.1	—
Uzbekistan	314.0	287.8	274.0	320.5	—
Armenia	237.8	152.1	169.9	178.0	—
Georgia	138.3	113.6	102.5	—	—
Cambodia	78.2	—	—	—	—

	As of December 31
	2009		2008		2007		2006		2005
ARPU(5)
Russia	US$	10.1	US$	13.9	US$	12.6	US$	9.6	US$	8.5
Kazakhstan	US$	8.1	US$	11.7	US$	13.1	US$	12.6	US$	11.3
Ukraine	US$	4.7	US$	7.6	US$	4.7	US$	5.0	US$	4.3
Tajikistan	US$	7.1	US$	9.5	US$	9.7	US$	6.8		—
Uzbekistan	US$	4.7	US$	6.4	US$	7.1	US$	11.9		—
Armenia	US$	13.2	US$	14.6	US$	16.7	US$	17.0		—
Georgia	US$	8.9	US$	9.0	US$	7.4		—		—
Cambodia	US$	1.4		—		—		—		—
Churn rate(6)
Russia		42.8%		34.6%		32.9%		35.4%		30.4%
Kazakhstan		46.3%		31.5%		23.5%		32.8%		30.3%
Ukraine		81.0%		84.0%		61.8%		18.6%		—
Tajikistan		52.9%		42.8%		4.6%		95.1%		—
Uzbekistan		63.7%		55.6%		61.7%		44.9%		—
Armenia		58.6%		106.2%		49.7%		9.1%		—
Georgia		46.6%		47.2%		1.0%		—		—
Cambodia		n/a		—		—		—		—
Number of GSM base stations(7):
Russia		28,718		26,633		22,088		19,241		15,659
Kazakhstan		3,191		3,119		2,291		1,791		1,126
Ukraine		3,039		3,015		2,294		1,653		596
Tajikistan		523		494		326		107		6
Uzbekistan		1,625		1,573		928		626		—
Armenia		518		503		379		205		—
Georgia		609		514		215		—		—
Cambodia		552		—		—		—		—
End of period broadband subscribers(8):
Russia		2,110,881		1,181,916		—		—		—
Ukraine		109,345		24,147		—		—		—
Kazakhstan		1,342		154		—		—		—
Uzbekistan		9,029		5,766		—		—		—
Armenia		26,196		9,234		—		—		—
Total broadband subscribers		2,256,793		1,221,217		—		—		—

(1)

Estimated population statistics for the year 2009 were provided by Informa Telecoms & Media (© 2010 Informa Telecoms & Media), except for the statistics on Ukraine, which were provided by AC&M Consulting, a management consulting and research agency specializing in the telecommunications industry in Russia and the CIS. Estimated population statistics for the year 2008 and 2007 for all countries were published by the Interstate Statistical Committee of the CIS. For the years 2006 and 2005, estimated population statistics for Russia were published by the Federal State Statistics Service, or Goskomstat, of Russia; estimated population statistics for Kazakhstan were published by the Statistics Agency of Kazakhstan; estimated population statistics for Ukraine were published by Goskomstat of Ukraine; and estimated population statistics for Uzbekistan, Armenia, Tajikistan and Georgia were provided by our company.

(2)

Estimated mobile subscriber statistics by country for the year 2009 were provided by Informa Telecoms & Media (© 2010 Informa Telecoms & Media ), except for the statistics on Ukraine, which were provided by AC&M Consulting. For the years 2008 and 2007, estimated mobile subscriber statistics for all countries were provided by AC&M Consulting. For the years 2006 and 2005, estimated registered mobile subscriber statistics for Russia and Ukraine were published by AC&M Consulting. Estimated registered mobile subscriber statistics for Kazakhstan, Uzbekistan, Tajikistan, Armenia and Georgia for the years 2006 and 2005 were provided by our company.

(3)

Estimated mobile penetration rate statistics for the year 2009 were provided by Informa Telecoms & Media (© 2010 Informa Telecoms & Media ), except for the statistics on Ukraine, which were provided by AC&M Consulting. For the years 2006 and 2005, penetration rates for Russia and Ukraine are based on data provided by AC&M Consulting. Penetration rates for all other countries for the years 2006 and 2005 and all countries for the years 2008 and 2007 are calculated by dividing the total estimated number of mobile subscribers in each relevant area (see Note (2)) by the total estimated population in such area (see Note (1)) as of the end of the relevant period.

(4)	MOU is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.
(5)	ARPU is calculated by dividing our mobile service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile subscribers during the period and dividing by the number of months in that period.
(6)

Churn rate for 2009 and 2008 is based on active subscribers, while churn for previous years was reported on the basis of registered subscribers. We define churn rate of mobile subscribers as the total number of churned mobile subscribers over the reported period expressed as a percentage of the average of our mobile subscriber base at the starting date and at the ending date of the period. The total number of churned mobile subscribers is calculated as the difference between the number of new subscribers who engaged in a revenue generating activity in the reported period and the change in the mobile subscriber base between the starting date and the ending date of the reported period. Migration between prepaid and contract forms of payment and between tariff plans may technically be recorded as churn, which contributes to our churn rate even though we do not lose those subscribers. For previous periods we defined our churn rate of registered subscribers as the total number of registered subscribers disconnected from our network within a given period expressed as a percentage of the midpoint of registered subscribers in our network at the beginning and end of that period. Contract subscribers were disconnected if they had not paid their bills for up to two months. Prepaid subscribers were disconnected in two cases: (1) an account had been blocked after the balance drops to US$0 or below for up to six months or (2) an account showed no chargeable transaction for up to ten months. The exact number of months prior to disconnection varied by country and depended on the legislation and market specifics. Migration between prepaid and contract forms of payment was technically recorded as churn, which contributed to our churn rate even though we did not lose those subscribers. Similarly, prepaid customers who changed tariff plans by purchasing a new SIM card with our company were also counted as churn. Policies regarding the calculation of churn differ among operators.

(7)	Including 3G base stations.
(8)	Broadband subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months. Such activities include monthly internet access using fiber-to-the-building, or FTTB, xDSL and WiFi technologies as well as mobile home internet service via USB modems.

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

RISKS RELATED TO OUR BUSINESS

The current international economic crisis and potential economic instability in Russia and the other markets in which we operate could materially adversely affect our business.

In late 2008, the economies of Russia and all other markets in which we operate were adversely affected by the international economic crisis. Among other things, the crisis led to a slowdown in gross domestic product growth and devaluations of the currencies in Russia and the other markets in which we operate. The timing for a reversal of the current negative economic trends is difficult to predict. In addition, because Russia and Kazakhstan, currently our two largest markets, produce and export large amounts of oil, their economies are particularly vulnerable to fluctuations in the price of oil on the world market and those fluctuations can adversely affect such economies. The current global recession and any future downturns in the economies of Russia, and the other markets in which we operate or may operate in the future could diminish demand for our services, constrain our ability to retain existing subscribers and collect payments from them and prevent us from executing our growth strategy. Adverse economic conditions could also hurt our liquidity and prevent us from obtaining financing needed to fund our growth strategy, which could have a material adverse effect on our business, financial condition and results of operations.

Alfa Group and Telenor may not be able to complete the proposed combination of our company and Kyivstar.

In October 2009, Telenor ASA and Altimo announced that they agreed to combine their ownership of our company and Kyivstar under a new company called VimpelCom Ltd. in the VimpelCom Ltd. Transaction. According to the VimpelCom Ltd. Prospectus, the VimpelCom Ltd. Transaction involves a series of transactions, including the U.S. Offer and the Russian Offer. On February 9, 2010, our board of directors unanimously recommended to holders of our common and preferred shares and ADSs to tender their securities to VimpelCom Ltd. and elect to exchange such tendered securities for depositary receipts representing depositary shares of VimpelCom Ltd. and not to accept the nominal cash consideration alternative offered by VimpelCom Ltd. in the Offers. For additional information about the recommendation of our board of directors and the Offers, see our solicitation/recommendation statement on Schedule 14D-9 filed with the SEC on February 9, 2010, as amended. Completion of the Offers is conditioned upon greater than 95.0% of our shares, including those represented by ADSs, being validly tendered and not withdrawn, in addition to other conditions. There can be no certainty or assurance that these conditions will be satisfied or when they will be satisfied. As a result, the completion of the Offers and the VimpelCom Ltd. Transaction may be delayed or may not occur and the market price for our ADSs may be adversely affected.

        According to the VimpelCom Ltd. Prospectus, as soon as practicable following completion of the Offers VimpelCom Ltd. intends to cause us to de-list our ADSs from trading on the New York Stock Exchange, terminate the deposit agreement relating to our ADSs and make a filing with the SEC requesting that our reporting obligations under the Exchange Act be terminated as soon as reasonably practicable. Any of these actions could have a material adverse effect on the price and liquidity of our ADSs.

According to the VimpelCom Ltd. Prospectus, if more than 95.0%, but fewer than 100.0% of our shares, including those represented by our ADSs, are tendered into the Offers, VimpelCom Ltd. expects to commence squeeze-out proceedings in accordance with Russian law as soon as practicable after the completion of the Offers. However, there can be no certainty or assurance regarding the terms of the squeeze-out proceedings and the timing for completing them.

Substantial leverage and debt service obligations may materially adversely affect our cash flow.

We have substantial amounts of outstanding indebtedness. As of December 31, 2009, our total debt for equipment financing, capital leases, bank and other loans was approximately US$7,353.0 million. For more information regarding our outstanding indebtedness, see the sections of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities.”

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

The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth and growth in usage over the period, capital expenditures, our acquisition plans and our ability to continue to generate sufficient amounts of revenue and ARPU growth. If we incur additional indebtedness, the related risks that we now face could increase. Specifically, we may not be able to generate enough cash to pay the principal, interest and other amounts due under our indebtedness. Due to a variety of factors, including a significant tightening in credit standards, deterioration in the availability of financing, or significant rise in interest rates in Russia, the United States or the European Union, we may not be able to borrow money within the local or international capital markets on acceptable terms or at all. As a result, we may be unable to make desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations, which could materially adversely affect our business, financial condition and results of operations.

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

In Kazakhstan, our costs, expenditures and current liabilities are denominated in the Kazakh tenge. Although our tariffs are also denominated in the Kazakh tenge, our subsidiary KaR-Tel has long-term financial liabilities denominated in the U.S. dollar. Similar to Kazakhstan, our costs, expenditures, current liabilities and tariffs in Ukraine are denominated in the Ukrainian hryvnia, but our subsidiary, Closed Joint Stock Company “Ukrainian RadioSystems,” or URS, has long-term financial liabilities denominated in the U.S. dollar. If the U.S. dollar value of the Kazakh tenge or the Ukrainian hryvnia declines, we could have difficulty repaying or refinancing our foreign currency denominated indebtedness, which could have a material adverse effect on our business, financial condition and results of operations. Also, the imposition of exchange controls or other similar restrictions on currency convertibility in Kazakhstan, Ukraine, Uzbekistan and other CIS countries could limit our ability to convert currencies in a timely and profitable manner, which could adversely affect our business, financial condition and results of operations.

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

Telenor and/or Alfa Group may have different strategies from us and from one another in pursuing development in the CIS or other regions outside of the CIS. For example, an affiliate of Telenor and a member of the Alfa Group of companies reportedly own 56.5% and 43.5%, respectively, of Kyivstar a mobile operator in Ukraine which competes with our Ukrainian subsidiary, URS. According to public reports and the VimpelCom Ltd. Prospectus, companies in the Telenor ASA group and Alfa Group have been involved in various disputes and litigations regarding their ownership of and control over Kyivstar and our company has been unsuccessfully sued in the Russian courts by Telenor challenging our company’s acquisition of URS. Resolution or withdrawal of pending disputes between companies in the Telenor ASA group and/or Alfa Group are a condition to closing of the VimpelCom Ltd. Transaction. However, if our strategic shareholders fail to complete the VimpelCom Ltd. Transaction, the disputes between our strategic shareholders may continue.

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

According to public reports and the VimpelCom Ltd. Prospectus, companies in the Telenor ASA group and Alfa Group have been involved in various disputes and litigations regarding their ownership of and control over Kyivstar. In addition, Alfa Group has commenced an arbitration in Geneva against Telenor claiming damages for breach of the shareholders agreement between Alfa Group and Telenor relating to VimpelCom in connection with alleged delays in our completion of the acquisition of URS. Telenor has also filed a claim in the U.S. federal court against several companies within the Alfa Group alleging violations of U.S. securities laws in connection with certain purchases of our securities. We are not a party to this arbitration or court proceeding. Furthermore, the Eighth Arbitrazh Apellate Court in Omsk has held Telenor liable for approximately US$1.7 billion in damages payable to our company in connection with a court case, or the Farimex Case, brought against Telenor by Farimex Products, Inc., the purported holder of 25,000 of our ADSs. While we were named a third party to the case, we have not participated in the proceedings to date. Under Russian law, a person named as a third party to a claim is generally a person potentially interested in the case who can participate in the proceedings if it so chooses. The claim alleges, among other things, damages caused to our company by the actions of Telenor with regard to delaying our entrance into the Ukrainian telecommunications market. Press reports state that Telenor believes that Farimex is linked to Alfa Group and that Alfa Group denies any such links. Telenor has stated that it has appealed the court’s decision. In addition, in connection with the US$1.7 billion judgment rendered against Telenor by the Eighth Arbitrazh Apellate Court in the Farimex Case, the court bailiff has arrested 15.3 million of our ordinary shares owned by Telenor. We understand that these shares can, under certain circumstances, be sold by the court bailiff to satisfy the court judgment. We also understand that the court bailiff may transfer the shares to us to the extent that they cannot be sold to satisfy the court judgment within a certain period of time. We are monitoring the case and are studying what, if any, consequences (including possible tax consequences) may arise from the judgment. We received a letter from Telenor, dated March 31, 2009, addressed to our former CEO, relating to the Farimex Case. In the letter, Telenor alleges that in connection with the Farimex Case there have been gross violations of Telenor’s procedural and substantive rights, and states, among other things, that they expect that VimpelCom would publicly denounce the Farimex Case and publicly state that it will have nothing to do with the case or any proceeds from the Farimex Case. Telenor also stated in the letter that if for any reason we accept, whether actively or through our own inaction, the payment of proceeds of enforcement of the Farimex Case, Telenor will not hesitate to pursue whatever remedies against us (and, if appropriate, any of our management involved, personally) as may be available to Telenor in the United States and Europe, or before any transnational courts or agencies. On April 3, 2009, we responded to Telenor’s letter and stated, among other things, that if and when we are faced with a decision respecting the outcome or implications of the Farimex Case, we, of course, will act in accordance with all applicable laws, rules and regulations and in the best interests of our shareholders and that we will protect our reputation and will defend our company and our officers and directors against actions taken against us or them.

In April 2009, for the purpose of control over VAT payments, the Russian tax authorities requested us to provide the details of the court decision holding Telenor liable to us for approximately US$1.7 billion in the Farimex Case. Our management believes that the amount of this decision is not subject to VAT or other tax and communicated this view to the Russian tax authorities. However, if the Russian tax authorities disagree with our management’s view, the authorities could make a claim for VAT or other tax based on the amount of this decision and there can be no assurance that we will not be required to make VAT payments to the tax authorities in connection with the Farimex Case.

We are not actively participating in the proceedings in the Farimex Case. At this stage, we do not know what, if any, further actions we will take or will be required to take regarding this matter and cannot predict what, if any, impact this matter may have on our strategic shareholders, named board members or the Company.

Resolution or withdrawal of pending disputes between companies in the Telenor ASA group and/or Alfa Group is a condition to closing of the VimpelCom Ltd. Transaction. However, if our strategic shareholders fail to complete the VimpelCom Ltd. Transaction, the disputes between our strategic shareholders may continue. To the extent that our strategic shareholders continue to engage in disputes and litigations in connection with the matters described above or with other matters, it could lead to a further deterioration in their relationship which could have a material adverse effect on our business, financial condition and prospects and could lead to further claims being made against our company by our strategic shareholders or others, which in turn could result in a material adverse effect on our business, financial condition and prospects. For more information about litigation relating to Telenor and Alfa Group, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings.”

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

The actual outcome of our acquisitions and their effect on our company and the results of our operations may differ materially from our expectations as a result of the following factors, among others:

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

For information about our acquisitions, please see the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing Activities.”

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

On September 16, 2009, we signed an agreement for the acquisition of a 78.0% stake in Millicom Lao Co., Ltd., a mobile telecommunications operator with operations in the Lao PDR, from Millicom Holding B.V. (Netherlands), or Millicom, and Cameroon Holdings B.V. (Netherlands). On March 31, 2010, Millicom notified us that we had not completed the agreement to acquire Millicom’s 74.1% holding in Millicom Lao Co. Ltd. despite all conditions precedent having been met. The notice also stated that Millicom reserved its rights under the terms of the agreement, including the right to seek compensation for any loss of value and indicated its intention to proceed with the sale of its Laos operation. The transaction has not yet been closed by us due to the absence of an endorsement from the Lao government. We continue to seek such endorsement, however, there is no assurance that we will receive the endorsement and complete the transaction. If we do not complete the transaction, Millicom may bring an action against us. For information about this transaction, please see the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing Activities—Other acquisitions and dispositions.”

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

With the acquisition of Golden Telecom, our corporate strategy now focuses on providing integrated telecommunications services in addition to our core mobile consumer business. To execute our strategy, our management is required to devote a significant amount of time and resources to the process of integrating the operations of Golden Telecom with VimpelCom’s operations, which may decrease the time management has to manage the combined company’s business, service existing clients, attract new clients, develop new services or strategies and respond to increasing forms of competition. Our inability to integrate successfully could have a material adverse effect on our company’s business, financial condition and results of operations.

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

Future revenues from our prepaid mobile subscribers, our primary source of revenues, and our contract mobile subscribers are unpredictable. We do not require our prepaid mobile subscribers to enter into long-term service contracts and cannot be certain that they will continue to use our services in the future. We require our contract mobile subscribers to enter into service contracts; however, many of these service contracts can be cancelled by the subscriber with limited advance notice and without significant penalty. Our churn rate fluctuates significantly and is difficult to predict. Our churn rate was 45.8% (based on active subscribers), 38.2% (based on active subscribers) and 34.1% in 2009, 2008 and 2007, respectively. Consumption of mobile telephone services are driven by the level of consumer discretionary income. Deterioration in the economic situation could cause subscribers to have less discretionary income, thus affecting their spending on our services. The loss of a larger number of subscribers than anticipated could result in a loss of a significant amount of expected revenues. Because we incur costs based on our expectations of future revenues, our failure to accurately predict revenues could adversely affect our business, financial condition, results of operations and business prospects.

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

        We have been subject to substantial claims by the Russian tax inspectorate with respect to other tax years for which we have been audited in the past. These claims have resulted in additional payments, including fines and penalties, by our company to the tax authorities. We have challenged and are currently challenging certain claims by the Russian tax inspectorate in court. For more information regarding tax claims and their effects on our financial statements, see the sections of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings” and “Item 5—Operating and Financial Review and Prospects” and Note 24 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F. Tax audits both in Russia and in other countries in which we operate are conducted regularly. In addition, for more information concerning the tax risks we face, see the risk factor in this section entitled “—Risks Related to the Legal and Regulatory Environment in Russia and the CIS—Unpredictable tax systems give rise to significant uncertainties and risks that complicate our tax planning and business decisions.”

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

Our competitors, including Mobile TeleSystems OJSC, or MTS, OJSC MegaFon, or MegaFon, Telecommunication Investment Joint Stock Company Svyazinvest, or Svyazinvest, GSM Kazakhstan and others, may receive preferential treatment from the regulatory authorities and benefit from the resources of their shareholders, potentially giving them a substantial competitive advantage over us. Additionally, current or future relationships among our competitors and third parties may restrict our access to critical systems and resources. New competitors or alliances among competitors could rapidly acquire significant market share. We cannot assure you that we will be able to forge similar relationships or successfully compete against them.

Recent press reports indicate that the Russian government is planning to reorganize Svyazinvest, the state-controlled telecommunications company, and create a fourth federal mobile communications operator. If this plan is successfully realized, the newly organized company may receive preferential treatment from the regulatory authorities in licensing, frequency allocation, tariff regulation, access to existing infrastructure, and the regulatory regime, among others.

Increased competition and a more diverse subscriber base in our mobile business may have a material adverse effect on our results of operations, including revenues.

We cannot assure you that our revenue will grow in the future, as subscriber growth rates slow and competition puts pressure on prices. Nevertheless, our business strategy contemplates revenue growth and we are expending significant resources to increase our revenues, particularly by marketing new products and value added services to both our existing subscribers and new corporate and business subscribers. If we are unsuccessful in our marketing campaigns or the services we introduce are not well received by consumers, we will not generate the revenue anticipated and our ARPU may decline, which may materially adversely affect our business, financial condition and results of operations.

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

On January 10, 2005 KaR-Tel, received an “order to pay” issued by the Savings Deposit Insurance Fund, or the Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies, in the amount of approximately US$5.0 billion (stated as approximately Turkish Lira 7.6 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). Our company believes that the order to pay is without merit, has filed a petition for cancellation of the order to pay and continues to contest the order. However, there can be no assurance that KaR-Tel will prevail in its petition for the cancellation of the order to pay or that we will not be subject to protracted litigation with the Fund or others. The adverse resolution of this matter and any other matter that may arise in connection with the order to pay issued by the Fund or any other claims made by the Fund or the former shareholders of KaR-Tel, could have a material adverse effect on our business, financial condition and results of operations, including an event of default under some or all of our outstanding indebtedness. For more information about our litigation relating to KaR-Tel, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings.”

We may be subject to claims in connection with Sky Mobile.

On February 13, 2008, we advanced to Crowell Investments Limited, or Crowell, a loan in the principal amount of US$350.0 million for a term of 18 months at an interest rate of 10.0%. Crowell owns 25.0% of KaR-Tel’s parent company, Limnotex Developments Limited, or Limnotex, where VimpelCom owns the remaining 75.0%. To secure its borrowing, Crowell gave us a security interest over 25.0% of the shares of Limnotex. The loan agreement was entered into after Crowell acquired the entire issued share capital of the parent company of Limited Liability Company Sky Mobile, or Sky Mobile, a mobile operator in Kyrgyzstan. In connection with the loan, Crowell granted our company two call options over the entire issued share capital of Sky Mobile’s parent company. In March 2008, KaR-Tel and Sky Mobile entered into a management agreement pursuant to which KaR-Tel agreed to assist in operation and management of Sky Mobile’s mobile network and, on an exclusive basis, with provision of products and services in Kyrgyzstan. On May 29, 2009, the terms of the loan agreement, call option agreement and the management agreement were amended. The term of the loan was extended until February 11, 2014. The security interest over 25.0% of the shares of Limnotex was replaced with a security interest over 100.0% of the shares of the parent company of Sky Mobile. On May 15, 2009, VimpelCom and Sky Mobile also entered into a trademark license agreement for the non-exclusive use of “BeeLine” brand by Sky Mobile.

Since November 2006, the Chief Executive Officer and directors of our company have received several letters from MTS and its representatives asserting that Sky Mobile’s business and its assets were misappropriated from Bitel, an MTS affiliate, and demanding that we not purchase Sky Mobile, directly or indirectly, or participate or assist in the sale of Sky Mobile to any other entities. These letters have suggested that, should we purchase Sky Mobile or facilitate the purchase by any parties, MTS will take legal action against our company in order to protect MTS’s interest in Bitel and Bitel’s assets, including Bitel’s alleged interests in certain of Sky Mobile’s assets. There can be no assurance that MTS or any other party will not bring an action against our company and KaR-Tel in connection with Sky Mobile or, if so brought, that we will prevail in any such lawsuit. The adverse resolution of any matter that may arise in connection with Sky Mobile could have a material adverse effect on our company, its business, its expansion strategy and its financial results.

Our licenses may be suspended or revoked and we may be fined or penalized for alleged violations of law or regulations.

We are required to meet certain terms and conditions under our licenses, including meeting certain conditions established by the legislation regulating the communications industry. For more information on our licenses and their related requirements, please see the sections of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Licenses” and “Item 4—Information on the Company—Regulation of Telecommunications”.

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

Most of our licenses are granted for specified terms, and we can give you no assurance that any license will be renewed upon expiration. Our super-regional GSM licenses in Russia will expire in 2012 and 2013, our territorial GSM licenses in Russia will expire in various years from 2010 to 2012 and our mobile licenses in the CIS will expire in various years from 2010 to 2021. Our 3G license in Russia will expire in 2017. Most of our fixed telecommunications licenses expire in various years from 2010 to 2014. If renewed, our licenses may contain additional obligations, including payment obligations, or may cover reduced service areas or scope of service.

As a rule, the expiration date of Frequency Permissions for most of our mobile communications and radio-relay line base stations exceeds the validity period of communications service licenses. We cannot predict whether we will be able to obtain extensions of our frequency permissions and whether these extensions will be formalized and granted by the regulatory agency in a timely manner and without any significant additional costs. It is possible that upon expiration of frequency permissions the frequency bands currently in use by us will be wholly or partly re-allocated in favor of other communications technologies and/or other communications operators, requiring that we coordinate the use of our frequencies with the other license holders and/or experience a loss of quality in our network.

If our licenses for provision of telecommunications services or frequency allocations are not renewed, our business could be materially adversely affected. For more information, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Licenses—Mobile Telecommunications Licenses.”

We face uncertainty regarding payments for frequency allocations under the terms of some of our licenses.

At present we make payments for radio-frequency spectrum use under decrees of the Russian federal government. As a whole, the fees for all available frequency assignments have been significant. At the same time, today’s system of payment for radio-frequency spectrum use is not in line with the Russian federal telecommunications law and we expect that this payment system will be changed eventually. As a result, we cannot assure you that the fees we pay for radio-frequency spectrum use will not increase, and such an increase could negatively affect our financial results. For more information, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Regulation of Telecommunications.”

Our ability to provide telecommunications services would be severely hampered if our access to local and long distance line capacity was limited or if the commercial terms of our interconnect agreements were significantly altered.

Our ability to secure and maintain interconnect agreements with other wireless and local, domestic and international fixed-line operators on cost-effective terms is critical to the economic viability of our operations. Interconnection is required to complete calls that originate on our respective networks but terminate outside of our respective networks, or that originate from outside our networks and terminate on our respective networks. A significant increase in our interconnect costs or a lack of available line capacity for interconnection could have a material adverse effect on our ability to provide services. We anticipate that Russian fixed-line providers may increase their interconnect costs in the near future due to the change in the policy of other fixed-line operators with respect to billing for interconnect traffic. We cannot exclude the possibility of further increase of interconnect costs in case of increase of the Ruble inflation rate.

In April 2006, we received a license for long distance and international communications services in Russia. The license is valid for a period of seven years and contains the customary conditions for licenses of this kind, including a start-of-service requirement. To date, we have not received access codes and we have communicated with the Ministry of Communications and Mass Media of the Russian Federation, or the Ministry, regarding the lack of access codes. Although the Ministry has informed us that we have the right to provide traffic transmission services of the connected networks of other communications operators using our own long distance and international telephone communications network, due to the lack of access codes it remains unclear whether we will be able to satisfy our start-of-service requirement, the deadline for which is currently August 12, 2010. If we fail to meet our start-of-service requirement, we could lose our license for long distance and international communications services in Russia, and this, in turn, would limit our access to long distance and international line capacity and hamper the further development of our business.

We face uncertainty regarding our frequency allocations, equipment permits and network registration, and we may experience limited spectrum capacity for providing wireless services.

We have in the past been unable to obtain frequency allocations necessary to test or expand our networks. For example, our applications for GSM-900 frequencies in five regions within the Urals super-region and eight regions in the Northwest super-region were denied. Further, we were denied a grant of GSM-900, GSM-1800 frequencies in the Far East super-region and E-GSM frequencies throughout all of Russia by Russia’s State Radio Frequency Commission, or the SRFC. Although our company received frequencies in three regions within the Far East super-region through tenders conducted in 2007, our company was denied frequencies for eight other regions within the Far East super-region. The Federal Antimonopoly Service, or FAS, has declared that the terms of these tenders violated Russian antimonopoly law and, together with our company, filed a lawsuit challenging the results of the tenders. In the fall of 2009 the Russian courts decided to cancel certain licenses granted in the Far East super-region which had been obtained through the tenders conducted in 2007, including the licenses granted to us in three regions. For more information about this litigation, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings.”

In addition, we may encounter difficulties in building our networks or we may face other factors beyond our control that could affect our ability to begin operating our networks, decrease the quality of our services, increase the cost of construction or operation of our networks or delay the introduction of services. For example, in accordance with recently introduced amendments to the law “On Communications,” or the Communications Law, operators will have to obtain regulatory approval to begin operating a new network but the implementing procedures have not been announced. This creates regulatory uncertainty that could hamper development of our networks. As a result, we could experience difficulty in increasing our subscriber base or could fail to meet license requirements, either of which may have a material adverse effect on our business.

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

We also regularly receive notices from Russian and CIS regulatory authorities warning us that we are not in compliance with aspects of our licenses and permits and requiring us to cure the violations within a certain time period. We have closed base stations on several occasions in order to comply with regulations and notices from regulatory authorities. Any failure by our company to cure such violations could result in the applicable license being suspended and subsequently revoked through the court action. Although we generally take all necessary steps to comply with any license violations within the stated time periods by switching off base stations that do not have all necessary permits until such permits are obtained, we cannot assure you that our licenses will not be suspended and subsequently revoked in the future. If we are found to operate telecommunications equipment without an applicable permit, we could experience a significant disruption in our service or network operation and this would have a material adverse effect on our business, financial condition and results of operations.

It may be more difficult for us to attract new mobile subscribers than it is for our competitors that established a local presence prior to the time that our company did.

We do not possess a “first mover advantage” in most of the geographic areas where we operate. In many cases, we have been the second, third, or fourth mobile operator to enter a particular market. As a result, it may be more difficult for our company to attract new subscribers than it is for our competitors (including MTS and MegaFon and their respective affiliates in Russia and the CIS) that entered markets and established a local presence in some cases years before we did. The mobile markets outside Russia are significant to our company, as the rate of subscriber growth in Russia has significantly slowed as a result of oversaturation. In many of these markets outside of Russia we entered the market when other mobile operators were already well established. If we are not successful in penetrating markets where we operate, our business may be materially adversely affected.

We are in competitive industries and we may face greater competition as a result of market and regulatory developments.

The issuance of additional telecommunications licenses or the implementation of new technology in any of the license areas in which we operate could greatly increase competition and threaten our business. For example, in 2006, 2007 and 2008, our competitors, Tele2 and Sky Link, were awarded GSM licenses in parts of Russia and the CIS. In addition, a third GSM license was recently issued in Kazakhstan, and it was recently reported that Tele2 purchased an interest in the company holding this license. This acquisition will result in increased competition in the Kazakh market. An additional GSM license has been issued in Armenia and France Telecom has reportedly purchased an interest in the company holding this license. Furthermore, the government of Armenia has recently liberalized the fixed line market in Armenia, which will result in increased competition. If competitors are able to operate telecommunications networks that are more cost effective than ours, then they may have competitive advantages over us, which could harm our business. We may also face competition from emerging communications technologies. As an example, Internet Protocol, or IP, telephony and Worldwide Interoperability for Microwave Access, or WiMax, may provide greater competition for us in the future. The increased availability or marketing of these technologies could reduce our subscribers and adversely affect our business, financial condition and results of operations.

Providers of traditional fixed-line telephone services and mobile operators that have obtained fixed-line licenses may compete more effectively with us. The fixed-line market has historically been dominated by Svyazinvest in Russia, Kazakhtelecom in Kazakhstan, Ukrtelecom in Ukraine, Uzbektelecom in Uzbekistan and Tajiktelecom in Tajikistan, all former state monopoly telecommunications services providers. These companies and other established competitors, such as Rostelecom, have some competitive advantages over our fixed-line operations, including:

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

On April 20, 2007, the Federal Communications Agency announced the results of three tenders for awarding 3G licenses and our company was awarded a license for the provision of IMT-2000/UMTS 3G mobile radiotelephony communications services for the entire territory of the Russian Federation. The 3G license was granted subject to certain capital commitments. The major conditions are that VimpelCom will have to build a certain number of base stations that support 3G standards and will have to start services provision by certain dates in each subject of the Russian Federation, and also will have to build a certain number of base stations by the end of the third, fourth and fifth years from the date of granting the license. Part of the frequency spectra related to the 3G license are currently used by other commercial and governmental entities and our 3G network development will require those entities to vacate those frequency spectra. Additionally, 3G network development requires significant financial investments and there can be no assurance that our company will be able to develop a 3G network on commercially reasonable terms; that we will not experience delays in developing our 3G network or that we will be able to meet all of the license terms and conditions. If we experience substantial problems with our 3G services, or if we fail to introduce new services on a timely basis relative to our competitors, it may impair the success of our 3G services, delay or decrease revenues and profits and therefore may hinder recovery of our significant capital investments in 3G services as well as our growth.

Our strategic partnerships and relationships to develop our business are accompanied by inherent business risks.

We may enter into strategic partnerships and joint ventures with other companies to develop our business and expand our operations. For example, in July 2008 we entered into a joint venture to provide mobile services in Vietnam. In October 2008 we acquired a minority stake in the Euroset group, a mobile handset retailer and dealer for major mobile network operators in Russia, which we refer to as Euroset in this Annual Report on Form 20-F. For more information about the joint venture in Vietnam and our acquisition of a minority stake in Euroset, please see the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing Activities.”

Emerging market strategic partnerships and joint ventures are often accompanied by risks, including in relation to:

•	the possibility that a strategic or joint venture partner or partners will default in connection with their obligations;

•

the possibility that a strategic or joint venture partner will hinder development by blocking capital increases and other decisions if that partner runs out of money, disagrees with our views on developing the business, or loses interest in pursuing the partnership or joint projects;

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

Russia has experienced periods of high levels of inflation since the early 1990s. Inflation increased dramatically following the August 1998 financial crisis, reaching a rate of 84.4% in 1998. In the following years inflation steadily declined to reach 8.8% in 2009. However, inflationary pressure on the Russian ruble remains significant, as evidenced by the increase in the inflation rate in 2007 to 11.9%, in 2008 to 13.3%. Although the inflation rate decreased in 2009 to 8.8% it may increase again in 2010 as a result of challenging worldwide economic conditions. Our profit margins could be adversely affected if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, which may become more difficult as we attract more mass market subscribers and our subscriber base becomes more price sensitive. Inflationary pressure in Russia and the other CIS countries where we have operations could materially adversely affect our business, financial condition and results of operations.

We could experience subscriber database piracy, which may materially adversely affect our reputation, lead to subscriber lawsuits, loss of subscribers or hinder our ability to gain new subscribers and thereby materially adversely affect our business.

We may be exposed to database piracy which could result in the unauthorized dissemination of information about our subscribers, including their names, addresses, home phone numbers, passport details and individual tax numbers. The breach of security of our database and illegal sale of our subscribers’ personal information could materially adversely impact our reputation, prompt lawsuits against us by individual and corporate subscribers, lead to a loss in subscribers and hinder our ability to attract new subscribers. In case of detection of severe customer data security breaches, the regulatory authority can sanction our company, and such sanction can include suspension of operations for some time period. These factors, individually or in the aggregate, could have a material adverse affect on our business, financial condition, results of operations and business prospects.

We are subject to anti-monopoly and consumer protection regulation in Russia and the CIS, which could restrict our business.

Anti-monopoly and consumer protection regulators in Russia and the CIS have oversight over consumer affairs and advertising. Some of our operators in the CIS have been recognized as dominant entities on their respective national markets. We have been receiving notices from the Russian and other CIS anti-monopoly regulators and the consumer protection regulators alleging violations of competition, dominant position, consumer rights and advertising regulations. In December 2009 and March 2010, the Russian anti-monopoly regulators commenced proceedings against us alleging violations of the Russian law “On Protection of Competition” relating to our pricing for interconnection and roaming services. Although we believe that we have not violated Russian law, if a violation is found, we could face fines of up to 15.0% of the revenues we derived from the relevant services. Regulatory measures taken in response to competition violations may include inter alia the requirement to discontinue certain activities, the imposition of fines, confiscation of monopolistic revenue, restrictions on increase of tariffs or restrictions on acquisitions or on other activities, such as contractual obligations. For more information about these proceedings, please see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—Legal Proceedings—FAS Litigation.”

Anti-monopoly regulators in Russia and the CIS are also authorized to regulate companies deemed to be a dominant force in, or a monopolist of, a market. Because the law does not always clearly define “market” in terms of either services provided or geographic area of activity, it is difficult to determine under what circumstances we could be subject to these or similar measures. However, in 2002, we were entered into the register of business entities for having a market share in the telecommunications market in the Moscow license area of over 35.0%. On April 8, 2009, the antimonopoly body by its order had excluded us from the regional section of the Register for Moscow region in connection with entering VimpelCom into the Federal register in accordance with the antimonopoly body order of the same date as set out below in more detail. In October 2006, a new law “On Protection of Competition” became effective, which introduced new criteria pursuant to which the Russian anti-monopoly regulators may determine that a company has a dominant position in a particular market of goods or services if such company has a market share between 35.0-50.0% or over 50.0%. However, in accordance with certain provisions of the Communications Law and for purposes of application of the Law on Foreign Investment in Strategic Enterprises, which came into force on May 7, 2008, which we refer to as the Foreign Investment Law, a mobile telecommunications operator is deemed to have a dominant position if its share of the Russian mobile telecommunications market exceeds 25.0%. Our company received an order dated April 8, 2009 from the FAS which we refer to as the FAS Order, stating that a group of persons consisting of our company and two of our Russian subsidiaries, one of which has been merged with and into our company, has a dominant position in the Russian mobile telecommunications market as our share in this market exceeds 25.0%. Because of the inconsistencies in the laws referenced above and ambiguity in the text of the FAS Order, it is not clear whether our company may now be deemed to have a dominant position for purposes of the law “On Protection of Competition.” If our company is deemed to have a dominant position in the telecommunications market, our company could be prohibited from taking certain actions that could be viewed by the anti-monopoly regulators as abusive of our dominant position. As a result, our ability to set tariff prices may be restricted or we may be required to include provisions into our subscriber agreements that would be detrimental to our company. Thus, we may be subject to anti-monopoly regulation, which could adversely affect our business and our growth strategy.

KaR-Tel is subject to governmental control over tariffs because it is recognized as an entity having a dominant position on the Kazakhstan mobile market. KaR-Tel is required by law to notify the state antimonopoly body of any increase of its tariffs and to justify such increase. The antimonopoly body is required to carry out an examination of proposed tariff increase and has the right to prohibit it.

ArmenTel has also been recognized as an entity having a dominant position on the fixed-line telecommunication services market in Armenia. It is restricted in its ability to increase tariffs at the retail and wholesale level.

In connection with the FAS approval of our acquisition of a 49.9% stake in Euroset, the FAS issued an order that prohibits Euroset from setting discrimantory terms in its sale of services of mobile telecommunications operators for a period of three years. Our company does not control Euroset, and we cannot assure you that Euroset will comply with the FAS order. If Euroset fails to comply with the FAS order, the FAS may fine us and Euroset and it may apply to a court to invalidate the acquisition of our 49.9% stake in Euroset. Additionally, the FAS order may limit our ability to develop our distribution capabilities through Euroset.

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

Historically the vast majority of our revenue has come from providing telecommunications services, with relatively little of our revenue coming from sales of handsets and other devices. In 2008 we significantly increased our sale of devices by beginning to sell broadband internet modems and entering into an agreement with Apple Sales International to sell iPhones. Sales of devices tend to yield lower profit margins than sale of services and the need to maintain devices in inventory can have a negative impact on our working capital. In addition, sales of handsets are sensitive to changes in economic conditions and there can be no assurance that we will be able to fulfill our purchase commitment under the agreement with Apple Sales International. For more information, please see the section of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations.”

Russian companies may be required to adopt a decision on liquidation when their net assets are negative.

Under Russian law, if a company’s net asset value at the end of its second or any subsequent financial year, as determined under Russian accounting standards, is less than the minimum charter capital required by law, such company must adopt a decision to liquidate (if the company is registered as a limited liability company) or perform a number of actions provided by the law (if the company is registered as a joint-stock company). If it fails to do so within a “reasonable period,” the company’s creditors are entitled to request early termination and acceleration of the company’s obligations to them and to demand compensation of damages, and governmental agencies may seek involuntary liquidation of such company. Limited Liability Company Kolangon-Optim, or Kolangon-Optim, and certain of our other subsidiaries had negative net assets as of December 31, 2009. We believe that these subsidiaries are solvent and continue to meet all of their obligations to creditors, however, if an involuntary liquidation of our subsidiaries were to occur, our business, financial condition and results of operations could be materially adversely affected.

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

        Investors in emerging markets should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant political, legal and economic risks. Emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption. Emerging economies are subject to rapid change and the information set out herein may become outdated relatively quickly. The economies of Russia and the CIS, like other emerging economies, are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies. These developments could severely limit our access to capital and could materially adversely affect the purchasing power of our subscribers and, consequently, our business. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal, financial and tax advisors.

We face a number of economic, political, social and regulatory risks relating to conducting business outside of Russia.

Although a significant number of our risk factors relate to the risks associated with conducting business in Russia, where a majority of our assets and operations are located, similar risks in each instance also apply to the conduct of our business and operations in Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, Armenia, Cambodia and Vietnam. In some instances, the risks inherent in transacting business in these countries may be more acute than those in Russia. Prior to our acquisitions in Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, Armenia, Cambodia and Vietnam, our company did not have any experience operating in these countries. Regulatory risks present in these countries and in any other countries where we may acquire additional operations may not be similar to those we face in Russia and may increase our vulnerability to such risks. If any of these risks materialize, our business could be materially adversely affected.

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

The banking and other financial systems in Russia and the CIS are not well developed or regulated, and laws relating to banks and bank accounts are subject to varying interpretations and inconsistent applications. For example, in Russia, there are a limited number of banks that meet international banking standards and the transparency of the Russian banking sector in some respects lags behind internationally accepted norms. Most creditworthy Russian banks are located in Moscow and there are fewer creditworthy Russian banks in the regions outside of Moscow. Recently, there has been an increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of the borrowers. The deficiencies in the Russian banking system, coupled with a decline in the quality of the credit portfolios of Russian banks, may result in the banking sector being more susceptible to the current worldwide credit market downturn and economic slowdown. The credit crisis that began in the United States in the Autumn of 2008 has resulted in decreased liquidity in the Russian credit market and weakened the Russian financial system. Efforts by the Russian government to increase liquidity have been stymied by an unwillingness in the banking sector to lend to other banks and to the real economy. The current lack of liquidity and economic slowdown have raised the possibility of Russian corporate defaults and led to bank failures and downgrades of Russian banks by credit rating agencies. More bank failures and credit downgrades may result in a crisis throughout the Russian banking sector. Starting from the fourth quarter of 2008, a majority of the Russian banks experienced difficulties with funding on domestic and international markets and interest rates increased significantly. Some of the banks were unable to service their obligations and were sold to larger banks. Credit ratings of several banks have been lowered. The Russian Government has provided liquidity to the banking system and interest rates started to decrease in the second half of 2009, but major banks are still unwilling or unable to transfer money to the economy in the form of loans. A prolonged or serious banking crisis or the bankruptcy of a number of banks, including banks in which we receive or hold our funds, could materially adversely affect our business and our ability to complete banking transactions in Russia.

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

Although the Communications Law regarding license renewals in Russia has been clarified, the licensing procedures, including obtaining new frequencies and numbering capacity and the consequences of non-compliance remains unclear.

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

In Russia, we routinely receive notices with respect to violations of our GSM and other licenses. To the extent possible, we take measures to comply with the requirements of the notices. Nonetheless, at any given time, there may be outstanding notices with which we have not complied within the cure periods specified in the notices, primarily due to delays in the issuance of frequency permits, sanitation-epidemiological permissions, and permissions for the operation of our equipment and communication facilities in connection with the rollout of our networks (including our transportation network) by responsible regulatory authorities. Accordingly, at any given time a certain percentage of our base stations and equipment may not have all permissions required causing us to be in violation of the terms of our GSM and other licenses. Failure to comply with the provisions of a notice due to a delay in the issuance of such permits or permissions by the regulatory bodies at times has not been, and in the future may not be, an acceptable explanation to the authorities issuing the notices. In 2006, 2007, 2008 and 2009, in order to comply with notices from the regulator, we switched off a number of base stations that were operating without the necessary permissions. If we switch off additional base stations, the quality of service of our networks in those areas may deteriorate. We are also potentially responsible for violations of legislation by our dealers and sub-dealers in failing to obtain personal data such as name, address and passport number when selling SIM-cards. We cannot assure you that we will be able to cure such violations within the grace periods permitted by such notices or that the regulator will be satisfied by the remedial actions we have taken or will take. In addition, we cannot assure you that our requests for extensions of time periods in order to enable us to comply with the terms of the notices will be granted. Accordingly, we cannot assure you that such findings by the regulator or any other authority will not result in the imposition of fines or penalties or more severe sanctions, including the suspension and subsequent termination of our licenses, frequency allocations, authorizations, registrations, or other permissions, any of which could increase our estimated costs and materially adversely affect our business.

Developing legal systems of the CIS countries in which we operate create a number of uncertainties for our business.

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

We could be materially adversely affected by the adoption of new laws or regulations restricting foreign participation in, or increasing state regulation of, the telecommunications industry in Russia and/or the CIS. The Foreign Investment Law places limits on the amount of foreign investment in companies that are deemed to be strategic. Pursuant to the Foreign Investment Law, a company operating in the telecommunications sector may be deemed strategic to the extent that it holds a dominant position in the Russian communications market (except for the Internet services market) or, in the case of fixed-line telecommunications, in the particular company’s market covering five or more Russian regions or covering Russian cities of federal importance. In connection with the passage of the Foreign Investment Law, amendments were adopted to certain provisions of the Communications Law which provide that with respect to mobile telecommunications, a company will be deemed to have a dominant position for purposes of application of the Foreign Investment Law if its share of the Russian mobile telecommunications market exceeds 25.0%. According to the FAS Order, the FAS has determined that a group of persons consisting of our company and two of our Russian subsidiaries, one of which has been merged with and into our company, has a dominant position as our share of the Russian mobile telecommunications market exceeds 25.0%. As a consequence, our company is now deemed to be a strategic enterprise and, among other things, any transaction for acquisition by a foreign investor of a direct or indirect control over more than 50.0% of our voting shares will now require the prior approval of the Russian authorities pursuant to the Foreign Investment Law. There can be no assurance that the limits on foreign investment pursuant to the Foreign Investment Law would not have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our growth strategy may also be limited by laws in jurisdictions outside of Russia and the CIS restricting foreign ownership. For example, the law of Vietnam currently restricts foreign ownership of a majority stake in certain types of telecommunications companies.

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

RISKS RELATED TO OUR COMMON STOCK AND ADSs

Russian law considers the depositary as the beneficial owner of our common shares underlying our ADSs.

Although we consider our ADS holders to be the beneficial, or real, owners of the common shares underlying the ADSs and endeavor to provide our ADS holders the same rights and benefits as the holders of our common shares, Russian law considers the depositary as the beneficial owner of our common shares underlying our ADSs. This is different from the way other jurisdictions treat ADS holders. For instance, in the United States, although shares may be held in the depositary’s name or to its order, making it a “legal” owner of the shares, the ADS holders are the “beneficial” or real owners. Russian law does not make the same distinction between legal and beneficial ownership. This could have the following consequences, among others:

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

Due to the above, the ADS holder could be deprived of the rights and benefits that holders of shares of our common stock have under Russian law.

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

Additionally, Russian regulations have been enacted that restrict the total number of shares of outstanding stock allowed to circulate outside of Russia through an ADS program. Under the relevant regulations, not more than 25.0% of the total number of shares of outstanding stock of each class of a company deemed to be a strategic enterprise, such as our company, is allowed to circulate abroad. Previous ADS programs, including our existing ADS program, should be exempt under a general grandfather rule. However, in the future, we may be required to reduce the size of our ADS program or to amend the depositary agreement for the ADSs. In addition, a maximum of 70.0% of the shares to be issued in the offering for a new ADS program may be placed outside of Russia, while the remaining 30.0% must be placed inside Russia through a broker or stock exchange.

The price of our ADSs may be volatile.

Although our ADSs are currently listed on the NYSE, it is possible that an active public market for the ADSs will not be sustained. Furthermore, the price at which the ADSs trade could be subject to significant fluctuations caused by a wide variety of factors. In addition, the public markets for stock of companies providing telecommunications, technology and Internet services and products have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of such companies. These market and industry factors may materially adversely affect the price of the ADSs, regardless of our operating performance. In the past, securities class action litigation has been instituted against us following periods of volatility in the market price of our securities. This type of litigation initiated against us could result in substantial costs and a diversion of management’s attention and resources.

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

A dividend in the amount of 166.88 Russian rubles per share of our common stock (or approximately US$1.60 per ADS based on the Russian Central Bank exchange rate as of March 28, 2007) for 2006 was approved at our annual general meeting of shareholders on June 29, 2007. A dividend of 270.01 Russian rubles per share of our common stock (or approximately US$0.55 per ADS, based on the Russian Central Bank exchange rate as of December 31, 2007) for 2007 was approved at our annual general meeting of shareholders on June 9, 2008. In April 2009, our board of directors recommended to the annual general meeting shareholders not to pay dividends on our common stock based on the results for 2008. On December 17, 2009, following the November 2009 recommendation of our board of directors to pay dividends, our shareholders approved an interim cash dividend based on our operating results for the nine months ended September 30, 2009 in the amount of 190.13 Russian rubles per share of our common stock (or approximately US$0.31 per ADS based on the exchange rate as of December 17, 2009, the date of the extraordinary general shareholder meeting approving the dividend). We cannot assure you that we will pay dividends on our common stock and ADSs in the future and any decision by our company not to pay dividends or to reduce dividend payments in the future could materially adversely affect the value of our common stock or ADSs.

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

Overview

We are a telecommunications operator, providing voice and data services through a range of mobile, fixed and broadband technologies. The VimpelCom group of companies includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Armenia, Tajikistan, Georgia and in the Kingdom of Cambodia. We also own 40.0% of an operator in the Socialist Republic of Vietnam. The operations of these companies cover a territory with a total population of approximately 340.0 million. With our acquisition of Golden Telecom, a leading provider of fixed-line telecommunications and Internet services in Russia and the CIS, we have transformed VimpelCom into a leading integrated telecommunications provider in Russia and the CIS.

Our net operating revenues were US$8,702.9 million for the year ended December 31, 2009, compared to US$10,116.9 million for the year ended December 31, 2008. Our operating income was US$2,578.4 million for the year ended December 31, 2009, compared to US$2,536.0 million for the year ended December 31, 2008. Our net income attributable to VimpelCom was US$1,121.8 million for the year ended December 31, 2009, compared to US$524.3 million for the year ended December 31, 2008.

As of December 31, 2009, our total number of mobile subscribers in Russia, the CIS and Cambodia was 64.6 million (including 50.9 million in Russia, 6.1 million in Kazakhstan, 3.5 million in Uzbekistan, 2.0 million in Ukraine, 0.5 million in Armenia, 0.7 million in Tajikistan, 0.4 million in Georgia and 0.4 million in Cambodia). As of December 31, 2009, we had approximately 2.3 million residential broadband subscribers.

As of December 31, 2008, our total number of mobile subscribers in Russia and the CIS was 61.0 million (including 47.7 million in Russia, 6.3 million in Kazakhstan, 3.6 million in Uzbekistan, 2.1 million in Ukraine, 0.5 million in Armenia, 0.6 million in Tajikistan and 0.2 million in Georgia). As of December 31, 2008, we had approximately 1.2 million residential broadband subscribers.

We currently operate our telecommunications services in Russia, Kazakhstan, Ukraine, Armenia, Tajikistan, Uzbekistan, Georgia, Cambodia and Vietnam primarily under the “Beeline” brand name.

History and Development

Our company is an open joint stock company organized under the laws of the Russian Federation with the legal name Open Joint Stock Company “Vimpel-Communications.” Our company was registered in the Russian Federation on September 15, 1992 as a closed joint stock company and re-registered as an open joint stock company on July 28, 1993. Our registered offices are located at 10, Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083. Our telephone number is +7 (495) 725 0700.

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

In September 2004, we began to implement our strategic plan to expand our operations into the CIS by acquiring KaR-Tel, a mobile telecommunications services provider with a national GSM license in Kazakhstan. We continued our growth strategy throughout 2005 and 2006 by acquiring 100.0% of URS in Ukraine in November 2005, 60.0% of Limited Liability Company Tacom (“Tacom”) in Tajikistan in December 2005, 100.0% of each of Bakarie Uzbekistan Telecom Limited Liability Company (“Buztel”) and Limited Liability Company Unitel (“Unitel”) in Uzbekistan in January and February 2006, respectively, 51.0% of Limited Liability Company Mobitel (“Mobitel”) in Georgia in July 2006 and 90.0% of ArmenTel in Armenia in November 2006. In July 2006, we merged Buztel into Unitel.

In September 2005, we acquired 89.6% of Closed Joint Stock Company “Sakhalin Telecom Mobile,” or STM, which holds GSM-1800 and D-AMPS licenses covering the territory of Sakhalin.

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

On October 23, 2008, we acquired 49.9% of Morefront Holdings Ltd., or Morefront, which owns 100.0% of Euroset, which we refer to as Euroset, the leading mobile handset retailer and dealer for major mobile network operators in Russia, for US$226.0 million. We have agreed on put and call arrangements, exercisable after three years, with respect to a further 25.0% of Morefront shares. This acquisition allowed us to significantly enhance our distribution capabilities.

On September 16, 2009, we signed an agreement for the acquisition of a 78.0% stake in Millicom Lao Co., Ltd., a mobile telecommunications operator with operations in the Lao PDR, from Millicom and Cameroon Holdings B.V. (Netherlands). The purchase price for the acquisition will be determined on the completion date and will be based on an enterprise value of Millicom Lao Co., Ltd. of US$102.0 million. On March 31, 2010, Millicom notified us that we had not completed the agreement to acquire Millicom’s 74.1% holding in Millicom Lao Co. Ltd. despite all conditions precedent having been met. The notice also stated that Millicom reserved its rights under the terms of the agreement, including the right to seek compensation for any loss of value and indicated its intention to proceed with the sale of its Laos operation. The transaction has not yet been closed by us due to the absence of an endorsement from the Lao government. We continue to seek such endorsement, however, there is no assurance that we will receive the endorsement and complete the transaction. If we do not complete the transaction, Millicom may bring an action against us. For information relating to the risks associated with this transaction, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may not realize the anticipated benefits from acquisitions and we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with acquisitions.”

For more information on our recent acquisitions, see the “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing Activities.”

Our investing activities included payments related to the purchase of equipment, telephone line capacity, buildings and other assets as a part of the ongoing development of our mobile networks and fixed-line business. In 2007, 2008 and 2009, we paid approximately US$1,690.7 million, US$2,444.6 million and US$932.4 million, respectively, for the purchase of property and equipment, intangible assets, software and other non-current assets. In 2009, we did not have any payments in respect of acquisitions, compared to US$4,134.6 million during 2008 and US$301.3 million during 2007. Our capital expenditures (excluding acquisitions) in 2010 will mainly consist of network roll-out for both 2G and 3G and maintenance expenditures (excluding acquisitions). Our management expects our total capital expenditures (excluding acquisitions) in 2010 to be approximately 15.0-20.0% of our 2010 annual consolidated net operating revenues. In 2007, 2008 and 2009, our capital expenditures were 24.7%, 25.4% and 9.4% of our consolidated net operating revenues, respectively. The actual amount of our capital expenditures (excluding acquisitions) for 2010 will depend on market development and our performance. For more information on our principal capital investments and investing activities, including acquisitions and divestitures of interests in other companies, and method of financing, see the sections of this Annual Report on Form 20-F entitled “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Investing Activities” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Future liquidity and capital requirements.”

In October 2009, Telenor ASA, the parent company of Telenor, and Altimo, a member of Alfa Group and the parent company of Eco Telecom, announced that they agreed to combine their ownership of our company and Kyivstar, under a new company called VimpelCom Ltd. Kyivstar is a Ukrainian mobile operator, 56.5% of which is owned by a subsidiary of Telenor ASA and 43.5% of which is owned by a subsidiary of Altimo. According to the VimpelCom Ltd. Prospectus, the proposed combination involves a series of transactions, including an exchange offer by VimpelCom Ltd. comprised of the Offers. Completion of the Offers is conditioned upon greater than 95.0% of our shares, including those represented by ADSs, being validly tendered and not withdrawn, in addition to other conditions. The Offers commenced on February 9, 2010. The U.S. Offer acceptance period will expire at 5:00 p.m. New York City time on April 15, 2010, unless extended. The Russian Offer acceptance period will expire three business days later, at 11:59 p.m. Moscow time on April 20, 2010, unless extended. On February 9, 2010, our board of directors unanimously recommended to holders of our common and preferred shares and ADSs to tender their securities to VimpelCom Ltd. and elect to exchange such tendered securities for depositary receipts representing depositary shares of VimpelCom Ltd. and not to accept the nominal cash consideration alternative offered by VimpelCom Ltd. in the Offers. For additional information relating to the risks associated with the VimpelCom Ltd. Transaction, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Alfa Group and Telenor may not be able to complete the proposed combination of our company and Kyivstar.” For additional information about the recommendation of our board of directors and the Offers, see our solicitation/recommendation statement on Schedule 14D-9 filed with the SEC on February 9, 2010, as amended. Unless otherwise indicated, the discussion and analysis in this Annual Report on Form 20-F does not take into account the potential impact of the successful completion of the VimpelCom Ltd. Transaction on VimpelCom’s operating and financials results and trends.

Organizational Structure

        VimpelCom is incorporated and existing under the laws of Russian Federation. It is the main operating company of the group and the parent company of a number of operating subsidiaries and holding companies in various jurisdictions. The table below sets forth our significant operating subsidiaries, including those subsidiaries that hold our principal telecommunications licenses, and our percentage ownership interest, both direct and indirect, in each subsidiary as of April 1, 2010. Our percentage ownership interest is identical to our voting power in each of the subsidiaries. VimpelCom has other operating subsidiaries, which licenses are described herein below.

Subsidiary	Country of Incorporation	Percentage Ownership Interest
LLC “EDN Sovintel”	Russia	100.0%
CJSC “Investelectrosviaz”	Russia	100.0%
LLP “KaR-Tel”	Kazakhstan	75.0%[1]
LLC “Tacom”	Tajikistan	80.0%[2]
CJSC “Ukrainian RadioSystems”	Ukraine	100.0%[3]
LLC “Golden Telecom”	Ukraine	100.0%[4]
LLC “Unitel”	Uzbekistan	100.0%[5]
LLC “Mobitel”	Georgia	51.0%[6]
CJSC “ArmenTel”	Armenia	100.0%
“Sotelco” Ltd	Cambodia	90.0%[7]

1	Indirect ownership through VC Finance BV (Netherlands) and Limnotex Developments Ltd. (Cyprus).
2	Indirect ownership through VC Finance BV (Netherlands) and VimpelCom (BVI) Limited.
3	Indirect ownership through five direct Cypriot subsidiaries.
4	Indirect ownership through Golden Telecom Inc. (Delaware) and its subsidiaries.
5	Indirect ownership through our direct subsidiaries in Netherlands and BVI.
6	Indirect ownership through our direct subsidiary in BVI.
7	Indirect ownership through our subsidiaries in Cyprus and BVI.

Licenses

Mobile Telecommunications Licenses

Russia

GSM Licenses. We hold GSM licenses for seven out of the eight Russian super-regions. In total, our super-regional GSM licenses cover approximately 96.0% of Russia’s population and permit us to operate a unified dual band GSM-900/1800 network.

We do not currently hold a GSM super-regional license for the Far East super-region of Russia. We currently hold GSM-1800 licenses in the following regions of the Far East super-region: Amur region, Koryakskiy Autonomous Region of Kamchatka Krai, Khabarovsk Krai, Sakhalin region and Irkutsk region (GSM-900/1800), excluding an administrative-territorial unit of special status – Ust-Ordynskiy Buryatskiy Autonomous Region.

In addition to the seven super-regional GSM licenses, we hold GSM licenses for the following four territories, all of which are located within the seven super-regions: Kaliningrad region, within the Northwest region; Orenburg region, within the Ural region; and the Kabardino Balkarskaya Republic and the Karachaevo Cherkesskaya Republic, both within the North Caucasus region.

3G Licenses. On April 20, 2007, the Federal Communications Agency announced that our company was awarded one of three UMTS licenses in Russia. The license was issued on May 21, 2007 and had start of service requirements, including a requirement to install a total of 6,096 3G base stations throughout Russia. The license expires on May 21, 2017.

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

The following tables summarize the principal terms of our GSM licenses, including the license areas, initial issue dates and expiration dates. Renewal applications have been or will be submitted where necessary for any licenses expiring in 2010.

Principal Terms of our Super-Regional GSM Licenses in Russia

	Valid From	Expiration Date
Moscow	Apr. 28, 2008	Apr. 28, 2013
Central and Central Black Earth	Apr. 28, 2008	Apr. 28, 2013
North Caucasus	Apr. 28, 2008	Apr. 28, 2013
North-West(1)	Sep. 12, 2002	Sep. 12, 2012
Siberian	Apr. 28, 2008	Apr. 28, 2013
Ural(2)	Nov. 14, 2002	Nov. 14, 2012
Volga	Apr. 28, 2008	Apr. 28, 2013

(1)	We hold a GSM license covering 10 territories of the North-West super-region, which contains certain requirements related to the licensed territories: (i) GSM 900/1800 standard for the following territories within the North-West super-region: the city of Saint Petersburg, Leningrad region; and (ii) GSM-1800 standard for the following territories within the North-West super-region: Kareliya Republic, Nenetskiy Autonomous Region, Arkhangelsk region, Vologda region, Kaliningrad region, Murmansk region, Novgorod region, Pskov region.
(2)	We hold a GSM license covering all 11 territories of the Ural super-region, which contains certain requirements related to the licensed territories: (i) GSM-900/1800 standard for the following territories within the Ural super-region: Komi Republic, Udmurtskaya Republic, Kirov region, Kurgan region, Sverdlovsk region, Yamal Nenets autonomous district, the city of Kudymkar, Kudymkar metropolitan region, Yus’vinsky metropolitan region, Yurlinsky metropolitan region, Kochevsky metropolitan region, Kossinsky metropolitan region, Gaynsky metropolitan region of Permskiy Krai; and (ii) GSM-1800 standard for the following territories within the Ural super-region: Orenburg region, Tyumen region, Chelyabinsk region, Hanty-Mansiysky autonomous district—Yugra and Permsky krai (not including the city of Kudymkar, Kudymkar metropolitan region, Yus’vinsky metropolitan region, Yurlinsky metropolitan region, Kochevsky metropolitan region, Kossinsky metropolitan region and Gaynsky metropolitan region).

Principal Terms of our Territorial GSM Licenses in Russia

License Area	Issue Date	Expiration Date	Type of License
Amur region	Jan. 10, 2002	Jan. 10, 2012	GSM-1800
Kamchatka region	Jan. 10, 2002	Jan. 10, 2012	GSM-1800
Karachaevo Cherkesskaya Republic(1)	May 19, 2000	May 19, 2010	GSM-900/1800
Khabarovsk Krai	Jan. 10, 2002	Jan. 10, 2012	GSM-1800
Orenburg region	Jun. 13, 2000	Jun. 13, 2010	GSM-900/1800
Kaliningrad region	Aug. 1, 2006	Aug. 1, 2011	GSM-900
Irkutsk region(2)	Sept. 13, 2001	Sept. 13, 2011	GSM-900/1800
Sakhalin(3)	Oct. 18, 2001	Oct. 18, 2011	GSM-1800

(1)	The license for the Karachaevo Cherkesskaya Republic, which is part of the North Caucasus super-region, was re-issued from Karachaevo-Cherkessk TeleSot to VimpelCom as a result of the merger on February 6, 2009. Certain requirements for this license have not been met because VimpelCom provides mobile services in this license area.
(2)	The license for the Irkutsk region, excluding an administrative-territorial unit of special status – Ust-Ordynskiy Buryatskiy Autonomous Region, which is part of the Far East region, was re-issued from Corporation Severnaya Korona to VimpelCom as a result of the merger on October 30, 2008.
(3)	The license for the Sakhalin region, which is part of the Far East super-region, is held by STM.

Principal Terms of our Mobile Licenses in the CIS

License Area	Issue Date	Expiration Date	Type of License	Territorial Coverage
Kazakhstan	Aug. 24, 1998	Aug. 24, 2013	GSM-900/1800	Entire territory of Kazakhstan

Uzbekistan	Jan. 6, 2005	Aug. 6, 2016	GSM-900/1800 and UMTS	Entire territory of Uzbekistan

Ukraine

URS	May 16, 2006	July 21, 2021	GSM-900	Entire territory of Ukraine

License Area	Issue Date	Expiration Date	Type of License	Territorial Coverage
URS	Oct. 20, 2005	Oct. 20, 2020	GSM-1800	23 out of 27 administrative regions of Ukraine

URS	Dec. 15, 2005	Dec. 15, 2020	GSM-1800	Kyiv region

GTU	May 18, 2006	May 18, 2021	GSM-1800	Entire territory of Ukraine, excluding Kyiv, Kyiv region and Dnipropetrovsk, Kharkiv and Lviv region(1)

GTU	Oct. 19, 2007	May 18, 2021	GSM-1800	Kyiv region

GTU	Oct. 19, 2007	July 7, 2014	GSM-1800	Kyiv

Armenia	Feb. 23, 1995	Mar. 3, 2013	GSM-900/1800 and UMTS	Entire territory of Armenia

Tajikistan	Aug. 29, 2005	Aug. 29, 2010	UMTS	Entire territory of Tajikistan

	Jun. 18, 2009	Jun. 18, 2014	GSM-900/1800	Entire territory of Tajikistan

Georgia	Dec. 16, 2005	Jul. 23, 2013(2)	GSM-1800 and E-GSM	Entire territory of Georgia

(1)	There are no frequency licenses for Dnipropetrovsk, Kharkiv and Lviv regions.
(2)	Mobitel LLC has been granted multiple radiofrequency and numeration capacity licenses with varying issue and expiration dates. The indicated date is the earliest date of expiration of one of the radiofrequency licenses and the earliest date of expiration of one of the numeration capacity licenses.

Principal Terms of our International Mobile Licenses

License Area	Issue Date	Expiration Date	Type of License	Territorial Coverage
Socialist Republic of Vietnam(1)	Sep. 05, 2008	Sep. 05, 2023	GSM-1800	Entire territory of Vietnam

The Kingdom of Cambodia(2)	Jan. 03, 2007	Jan. 03, 2042	GSM-900/1800	Entire territory of Cambodia

(1)	License is held by GTEL-Mobile, in which VimpelCom holds a 40.0% interest.
(2)	License is held by Sotelco.

Fixed-line, Data and Long Distance Licenses

The tables below set forth the principal terms of the fixed-line, data and long distance licenses which are important to our operations (other than mobile operations) in Russia, Ukraine, Kazakhstan, Uzbekistan, Armenia and Tajikistan. Renewal applications will be submitted where necessary for any licenses expiring in 2010.

Principal Terms of our Fixed-Line, Data and Long Distance Licenses in Russia

License Type	Region	Expiration Date
Local Communications Services excluding local communications services using payphones and multiple access facilities	Moscow,(3) Nizhny Novgorod(3)
	Khabarovsk,(3)Novosibirsk(3)	March 9, 2012
	St. Petersburg(3)	January 23, 2012
	Ekaterinburg(3)	February 16, 2011
	Rostov-on-Don(3)	August 27, 2011
	Moscow,(7)	August 30, 2011
	St. Petersburg(7)	May 23, 2013
	Nizhny Novgorod(1)	October 5, 2010
Local Communications Services using multiple access facilities	Moscow,(3) St. Petersburg(3)	September 21, 2011
	Novosibirsk,(3) Nizhny Novgorod,(3) Khabarovsk(3)	March 9, 2012
	Ekaterinburg(3)	July 20, 2010
	Rostov-on-Don(3)	March 26, 2013
	Nizhny Novgorod(1)	February 27, 2013

License Type	Region	Expiration Date
Leased Communications Circuits Services	Moscow,(3)St. Petersburg,(3), Novosibirsk,(3) Nizhny
	Novgorod,(3) Rostov-on-Don,(3) Khabarovsk(3)	July 5, 2011
	Ekaterinburg(3)	July 20, 2010
	Moscow(4)	May 18, 2011
	Moscow(7)	August 28, 2013
	St. Petersburg, (7)	October 4, 2011
	Nizhny Novgorod(1)	November 28, 2013
	Moscow(2)	July 5, 2011
Voice Communications Services in Data Transmission Networks	Moscow,(3) St. Petersburg,(3) Novosibirsk,(3) Ekaterinburg,(3) Nizhny Novgorod,(3) Rostov-on-Don,(3) Khabarovsk (3)	March 15, 2011
	Rostov-on-Don(4)	May 7, 2013
	St. Petersburg (4), Novosibirsk,(4), Ekaterinburg,(4) Nizhny Novgorod,(4) Khabarovsk (4) Nizhny Novgorod(1)	June 21, 2011 January 27, 2011
	Moscow(2)	May 25, 2011
	Moscow(6)	January 23, 2012
International and National Communications Services Telematic Services	Russian Federation(3)	May 31, 2012
	Moscow,(3) St. Petersburg(3)	August 18, 2013
Novosibirsk,(3) Nizhny Novgorod,(3) Rostov-on-Don,(3)
	Khabarovsk (3)	October 4, 2012
	Ekaterinburg(3)	July 20, 2010
	Moscow(4) Moscow, (7) St. Petersburg(7)	August 31, 2012 November 21, 2010
St. Petersburg,(4) Ekaterinburg,(4) Nizhny Novgorod,(4)
	Novosibirsk,(4) Khabarovsk (4) Rostov-on-Don (4)	May 21, 2011 December 26, 2012
	Nizhny Novgorod(1)	December 23, 2010
	Moscow(6)	January 23, 2012
	Moscow(2)	June 5, 2011
Intra-zonal Communications Services	Moscow,(3) St. Petersburg(3)	February 16, 2011
	Novosibirsk,(3) Ekaterinburg,(3) Nizhny Novgorod,(3) Rostov-on-Don,(3) Khabarovsk(3)	February 16, 2011
	Nizhny Novgorod(1)	October 5, 2010
Data Transmission Services	Moscow,(3) St. Petersburg(3)	August 18, 2013
	Ekaterinburg(3)	July 20, 2010
	Novosibirsk,(3) Nizhny Novgorod, (3) Rostov-on-Don,(3) Khabarovsk(3)	October 4, 2012
	Moscow,(7) St. Petersburg(7)	April 17, 2014
	Moscow(4)	August 29, 2012
St. Petersburg,(4) Ekaterinburg,(4)
	Nizhny Novgorod(4)	June 5, 2012
	Novosibirsk,(4) Rostov-on-Don(4)	March 9, 2012
	Nizhny Novgorod(1)	December 23, 2010
	Moscow(6)	January 23, 2012
	Moscow(2)	June 5, 2011
Communications Services for the Purposes of Cable Broadcasting	Moscow,(3) St. Petersburg,(3) Novosibirsk,(3) Ekaterinburg,(3) Nizhny Novgorod,(3) Rostov-on-Don,(3)
	Khabarovsk(3)	December 6, 2012
	Moscow(4)	September 21, 2011
	St. Petersburg(4)	September 18, 2012
	Novosibirsk,(4) Rostov-on-Don(4)	November 28, 2013
Communications Services for the Purposes of TV Broadcasting	Moscow(5)	June 19, 2011
	St. Petersburg(5)	July 28, 2011
	Moscow(6)	June 19, 2011

(1)	These licenses are held by ADS.
(2)	These licenses are held by Dicom.
(3)	These licenses are held by Sovintel.
(4)	These licenses are held by Investelectrosvyaz.

(5)	These licenses are held by Kolangon-Optim.
(6)	These licenses are held by Dominanta.
(7)	These licenses are held by Raskom.

Principal Terms of our Fixed-Line, Data and Long Distance Licenses in the CIS

License Type		Region	Expiration Date
Local Communication Services		Ukraine (excluding Kyiv, Kyiv Region, Odessa, Odessa Region)(1)	October 29, 2013
	DECT(2)	Ukraine (Kyiv, Odessa, Odessa Region, Dnipropetrovsk, Dnipropetrovsk Region, Lviv, Lviv Region)(1)	September 20, 2010
	DECT	Ukraine (Kyiv Region, Donetsk, Donetsk Region, Zaporozhye, Zaporozhye Region, Kharkov, Kharkov Region)(1)	November 11, 2019
		Ivano-Frankovsk, Ivano-Frankovsk Region(9)	January 12, 2019
		Uzbekistan(3)	July 4, 2011
		Alma-aty and Alma-aty Region, Atyrau and Atyrau Region, Astana, Akmolinskaya Region(4)	Unlimited
		Alma-aty, Alma-aty Region(10)	Unlimited
		Kyiv, Kyiv Region, Odessa Region(1)	October 12, 2012
		Armenia(7)	March 3, 2013
International and National Communications Services	IP	Ukraine(5)	December 30, 2019
		Ukraine(5)	February 3, 2011
		Armenia(7)	March 3, 2013
		Uzbekistan(6)	January 15, 2015
		Uzbekistan(11)	March 27, 2011
		Uzbekistan(11)	April 23, 2011
		Ukraine(1)	October 14, 2015
		Kyiv, Odessa, Odessa Region, Donetsk, Donetsk Region, Kharkov, Kharkov Region, Lviv, Lviv Region, Dnipropetrovsk, Dnipropetrovsk Region(1)	December 31, 2013
		Ukraine (excluding Kyiv, Odessa, Odessa Region, Donetsk, Donetsk Region, Kharkov, Kharkov Region, Lviv, Lviv Region, Dnipropetrovsk, Dnipropetrovsk Region)(1)	January 28, 2014
		Tajikistan(8)	August 11, 2011
		Tajikistan(8)	September 27, 2012
Telematic Services Data Transmission Services		Tajikistan(8)	July 24, 2012
		Uzbekistan(3)	August 29, 2011
		Uzbekistan(11)	July 21, 2010
		Kazakhstan(4) (10) (12)	Unlimited
		Tajikistan(8)	December 12, 2010
Communications Services for the Purposes of Cable IPTV Broadcasting		Kyiv(1)	May 18, 2017
Communications Services for the Purpose of Radio & TV Broadcasting		Kyiv, Dnipropetrovsk, Odessa, Zaporozhye, Lviv, Kharkov(1)	December 12, 2011

(1)	These licenses are held by GTU.
(2)	Digital Enhanced Cordless Telecommunications, or DECT.
(3)	These licenses are held by Buzton.
(4)	These licenses are held by SA-Telcom.
(5)	This license is held by URS.
(6)	Buzton holds two licenses in this region, both of which expire on the same date.
(7)	These licenses are held by ArmenTel.
(8)	These licenses are held by Tacom.
(9)	These licenses are held by TTK .
(10)	This license is held by TNS-Plus.
(11)	These licenses are held by Unitel.
(12)	These licenses are held by KaR-Tel.

Principal Terms of our International Fixed-Line, Data and Long Distance Licenses

License Type	Region	Expiration Date
Voice Over Internet Protocol Services	The Kingdom of Cambodia(1)	January 3, 2042

(1)	License is held by Sotelco

For more information on the risks related to access to local and long distance services, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our ability to provide telecommunications services would be severely hampered if our access to local and long distance line capacity was limited or if the commercial terms of our interconnect agreements were significantly altered.” For more information on licensing regulations and other risks related to our licenses, please see the sections of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business”, “Item 3—Key Information—D. Risk Factors—Risks Related to the Legal and Regulatory Environment in Russia and the CIS,” and “—Regulation of Telecommunications.”

Strategy

Our corporate strategy focuses on five major areas: extracting maximum value from the Russian mobile consumer business, strengthening the corporate business segment, developing the consumer Internet access business, growing our business in the CIS and expanding into new geographical areas and lines of business. The cornerstones of this strategy are as follows:

•

Extract maximum value from the Russian mobile consumer business. The core of our business has always been and remains the mobile consumer business in Russia. Our strategy is to continue revenue growth in Russia by growing ARPUs through stimulation of usage of our voice and data services with stable pricing and to acquire and retain good quality subscribers through a combination of sales and loyalty programs, with a special focus on closely working with and appropriately incentivizing own-branded, national and local retailers.

•

Strengthen the corporate business segment. Now that we are an integrated mobile and fixed-line operator, we believe that we have unique opportunities in the Russian market to serve corporate customers and grow our business in the corporate segment. We are actively pursuing opportunities to cross-sell products based on existing relationships that were previously established by Golden Telecom in the large corporate sector and our existing relationships in the small and medium enterprise segment, and opportunities to sell new convergent services, ranging from simple bill consolidation to more advanced services that make the fixed-line and mobile user experience seamless.

•

Develop the consumer Internet access business. The consumer Internet access business in Russia is still well behind that in many western countries in terms of end-user Internet penetration, and we are actively pursuing this growth opportunity by providing a full portfolio of Internet access products, ranging from 3G mobile access to FTTB.

•

Grow our business in the CIS. Many CIS markets have entered, or are about to enter, a more mature stage. We continue to focus on capturing the remaining subscriber penetration growth and are also emphasizing using in the CIS the best practices and business infrastructure, including managerial processes and IT infrastructure for billing and for products and services, that has been built in Russia in order to compete successfully in more mature environments.

•

Capture attractive opportunities to expand into new business areas. As we have done in the past, we continue to look for new opportunities to expand our geographical and/or business line footprint, recognizing that any expansion must have a very sound financial as well as strategic rational. We put special importance on our current expansion efforts and on developing the new businesses that we have acquired, specifically in Vietnam and Cambodia, which both have high growth rates and potential.

We are also strongly focusing on increasing overall efficiency of our operations.

Competitive Strengths

We believe that we are well positioned to capitalize on opportunities in the Russian and CIS mobile, fixed-line and broadband telecommunications markets. We seek to differentiate ourselves from our competitors by providing innovative products, high-quality mobile, fixed-line and broadband telecommunications service offerings, specialized customer care and strong, recognized brand names.

•

Recognized brand name. We market our mobile services under our “Beeline” brand name in nine countries (Russia, Kazakhstan, Ukraine, Uzbekistan, Armenia, Tajikistan, Georgia, Cambodia and Vietnam). We established our “Beeline” brand in Russia in 1993 and launched the “Beeline” brand name in Kazakhstan in 2005, in Ukraine, Uzbekistan and Tajikistan in 2006, in Georgia in 2007, in Armenia in 2008 and in Cambodia and Vietnam in 2009. Since June 2009, Sky Mobile has been operating under our “Beeline” brand. Primarily as a result of our innovative marketing and brand licensing efforts, our “Beeline” brand name is among the most recognized brand names in Russia. For the past four years, our “Beeline” brand name has been named the most valuable brand in Russia by Interbrand Group. The “Beeline” brand has also been ranked in the top 75 of the 100 Most Powerful Brands in the World by Milward-Brown. In 2009, the Beeline brand was ranked 39th in the top 50 most valuable European brands by Eurobrand 2009 Research, becoming the first Eastern European company to be included in this exclusive list. In the end of 2008 we re-launched the “Beeline” brand for the business and corporate services sector in Russia and Ukraine. In the first half of 2009, we launched “Beeline” for the business and corporate services sector in Kazakhstan and Uzbekistan. We strengthened our brand position in the Business and Corporate services sector by providing special product and services offerings, including all products and services provided to corporate clients by Golden Telecom and Corbina Telecom.

•

Product and service innovation. In our mobile business, we continue to seek out new products and services to provide our subscribers with faster access and easier usage to be competitive in the markets in which we operate. We continue to develop services oriented towards our prepaid consumer segment, such as allowing customers to stay connected while temporarily accruing a negative account balance and best-in-market portfolio of call completion services. We strengthened our mobile instant messaging service through the launch of new features, made our service interoperable with competitors and we continue to grow our mobile instant messaging community successfully. We also offer different tariffs and solutions to all market segments and types of companies, including special tariff options and bundles for data access services for GPRS and 3G.

We began launching 3G services in several markets in Russia in the second half of 2008, we role out 3G technology as frequencies are cleared and network construction in each region is completed. Our subscribers benefit from 3G service in more than 55 regions (153 cities) at the end of 2009. We also offer USB modems (for GPRS and 3G use) to all customer segments.

For our business and corporate clients, we offer a wide range of services, including mobile e-mail, mobile office and corporate internet access.

•

Convergence. Following our acquisition of Golden Telecom, we now offer a broad portfolio of competitive services in both the fixed-line corporate data market and the residential broadband Internet market that are designed to match the needs of our customers. Importantly, the vast majority of these services are provided via a superior technology, FTTB.

•

Blackberry. We are authorized by Research in Motion and the Russian regulatory authorities to sell and provide secured corporate mail services through Blackberry handsets. This approval allows us to compete for enterprise customers that have historically been associated with our primary competitor in the business segment by providing business customers with a second mobile device.

•

Specialized customer care. We provide specialized customer service to our different subscriber segments. We believe that in our core business areas, VimpelCom has achieved best practices in the accessibility of its call centers. We believe that our ability to provide specialized customer service has helped us maintain a high level of subscriber satisfaction with our products and services and control churn. We also believe that Golden Telecom has provided particularly strong customer service to its corporate subscribers. We have learned lessons and applied best practices across both sides of our customer care and now offer customers a common approach to customer care.

•

Broad distribution network. We have one of the largest distribution networks for mobile services in Russia with approximately 3,100 independent dealers. In addition, we have approximately 4,800 branded kiosks (branded stands) and 6,600 non-specialized independent retail outlets where Beeline contracts may be purchased. In total, we have more than 35,300 points of sale in Russia. We also have approximately 51,100 locations in Russia where prepaid scratch cards are sold and 240,200 points where cash is collected. We are also rapidly expanding our distribution in the CIS and already have approximately 35,500 points of sales throughout the CIS countries. In October 2008, we acquired 49.9% of Euroset with put and call arrangements for 25.0% of additional shares exercisable in three years. As of December 31, 2009, Euroset operates approximately 4,360 outlets in Russia, Ukraine, Belarus, Kazakhstan and Kyrgyzstan and we believe this acquisition will allow us to significantly enhance our distribution capabilities.

•

Unified, sophisticated mobile network. We are able to provide uniform mobile products and services that we develop and launch on an international rather than local basis due to our centralized IT platform which operates throughout our unified mobile network system covering our license areas in Russia and the CIS. We believe that our level of centralization and standardization is unique in the license areas where we operate and that this gives us a competitive advantage and efficiency in developing and rolling out new services. We build our mobile networks with advanced technology from the world’s leading mobile telecommunications equipment suppliers, such as Alcatel-Lucent, Ericsson, Nokia, Nokia-Siemens Networks (NSN), Motorola and Huawei in order to provide our subscribers with high-quality, dependable networks capable of offering enhanced value added services and features. We launched our 3G network in 2008 and plan to follow the same principles of centralization that we have applied to our 2G network and building on a philosophy of a convergent 2G/3G core.

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

Competition - Mobile Services

As of December 31, 2009, our company provided mobile telecommunications services in Russia, Kazakhstan, Uzbekistan, Ukraine, Armenia, Tajikistan, Georgia, Cambodia and Vietnam. The following table provides a breakdown of our total number of mobile subscribers and the estimated mobile penetration rates in each of our geographic areas of operation for each of the last three financial years.

	Year Ended December 31,
	2009	2008	2007
End of period mobile subscribers:
Russia	50,886,127	47,676,844	42,221,252
Kazakhstan	6,135,275	6,269,927	4,603,300
Uzbekistan	3,514,516	3,636,243	2,119,612
Ukraine	2,004,729	2,052,493	1,941,251
Armenia	545,201	544,271	442,484
Tajikistan	743,140	624,624	339,393
Georgia	399,161	225,055	72,655
Cambodia	367,474	n/a	n/a
Total	64,595,623	61,029,457	51,739,947
Mobile penetration rate:*
Russia	148.7%	132.3%	121.7%
Kazakhstan	105.6%	92.7%	81.5%
Uzbekistan	58.4%	45.3%	21.9%
Ukraine	120.6%	120.8%	120.4%
Armenia	87.5%	79.3%	57.8%
Tajikistan	61.8%	47.5%	29.5%
Georgia	90.2%	83.5%	59.8%
Cambodia	36.3%	n/a	n/a

*	See Notes (1)-(3) of the selected industry operating data table in the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—A. Selected Financial Data—Selected Operating Data.”

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

The table below indicates the estimated number of mobile subscribers, mobile penetration rates and annual subscriber growth rates in Russia.

Period	Subscribers(1)	Penetration Rate(2)	Annual Subscriber Growth
2009	209,206,000	148.7%	11.4%
2008	187,830,000	132.3%	8.7%
2007	172,870,000	121.7%	13.8%

(1)	Estimates for 2009 were provided by Informa Telecoms & Media (© 2010 Informa Telecoms & Media). Estimates for 2008 and 2007 were provided by AC&M Consulting.
(2)

Penetration rates for 2009 were provided by Informa Telecoms & Media (© 2010 Informa Telecoms & Media ). Penetration rates for 2008 and 2007 were calculated by dividing the total estimated number of mobile subscribers by the total estimated population in Russia published by the Interstate Statistical Committee of the CIS as of the end of the relevant period.

The Russian mobile telecommunications market is highly concentrated. Industry analysts estimate that the top three mobile operators, MTS, our company and MegaFon, collectively held more than 80.0% of the mobile market in Russia as of December 31, 2009. Competition for subscribers in Russia is intense and we expect competition to increase in the future as a result of greater market penetration, consolidation in the industry, the growth of current operators and new technologies, products and services. As a result of increased competition, mobile providers are utilizing new marketing efforts to retain existing subscribers and attract new ones, including aggressive price promotions.

We compete with at least one other mobile operator in each of our license areas and in many license areas, we compete with two or more mobile operators. Competition is based primarily on local tariff prices, network coverage, quality of service, the level of customer service provided, brand identity and the range of value-added and other subscriber services offered.

The following table shows our and our primary mobile competitors’ respective subscriber numbers in Russia as of December 31, 2009:

Operator	Subscribers in Russia
MTS	69,271,900
VimpelCom	50,886,127
MegaFon	50,542,000
Tele2	14,451,000
Uralsvyazinform	5,748,610
SMARTS	2,947,700

Source: © 2010 Informa Telecoms & Media for all companies apart from VimpelCom.

MTS. One of our primary competitors in Russia is MTS. According to Informa Telecoms & Media, as of December 31, 2009, MTS had approximately 69.3 million subscribers in Russia. It has a greater share of the high value subscriber market and greater frequency allocations than we do, which provides MTS with a potential advantage in the quality of its GSM-900/1800 service. MTS reports that it holds licenses to operate mobile networks in almost all of the regions in Russia.

MegaFon. In addition to MTS, we also compete with MegaFon, the third largest mobile operator in Russia in terms of the number of subscribers. According to Informa Telecoms & Media, as of December 31, 2009, MegaFon had approximately 50.5 million subscribers. MegaFon holds GSM-900/ 1800 licenses to operate in all regions of Russia. In 2003, Alfa Group acquired CT Mobile, which owns approximately 25.1% of MegaFon’s common stock. For more information on Alfa Group’s ownership interest in MegaFon, please see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our competitors may receive preferential treatment from the regulatory authorities and benefit from the resources of their shareholders, potentially giving them a substantial competitive advantage over us.”

Tele2. Tele2 has been operating in Russia since 2003 and is now considered to be a significant player in the Russian telecommunications market. According to Informa Telecoms & Media, as of December 31, 2009, Tele2 had approximately 14.5 million subscribers. It currently provides GSM mobile services in 32 regions of Russia, including St. Petersburg and Leningrad region, as well as Archangelsk, Murmansk, Novgorod region, Republic of Komi, Smolensk, Kursk, Voronezh, Belgorod, Lipetsk, Nizhny Novgorod, Rostov, Krasnodar Territory and Republic of Adygei, Udmurtia Republic, Chelyabinsk, Omsk and Kemerovo, Bryansk, Vladimir, Vologda, Kaluga, Kirov, Kostroma, Novosibirsk, Orel, Ryazan, Tambov, Tver, Tomsk, Tula, and Petrozavodsk regions.

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

The Kazakh mobile telecommunications market

According to Informa Telecoms & Media estimates, there were approximately 16.6 million subscribers in Kazakhstan as of December 31, 2009, representing a penetration rate of approximately 105.6%.

The following table shows our and our primary mobile competitors’ respective subscriber numbers in Kazakhstan as of December 31, 2009:

Operator	Subscribers
GSM Kazakhstan	7,165,000
KaR-Tel (VimpelCom)	6,135,275
Mobile Telecom Service	1,164,200
Altel	1,087,800

Source: © 2010 Informa Telecoms & Media for all companies apart from VimpelCom.

GSM Kazakhstan LLP. Currently, KaR-Tel’s only major GSM competitor in Kazakhstan is GSM Kazakhstan, which markets its services under the “K-Cell” and “Activ” brand names. According to Informa Telecoms & Media, as of December 31, 2009, GSM Kazakhstan had approximately 7.2 million subscribers. GSM Kazakhstan is 49.0% owned by JSC Kazakhtelecom, the national telecommunications provider in Kazakhstan, and 51.0% owned by Fintur Holdings BV. Fintur Holdings is 58.6% owned by TeliaSonera and 41.5% owned by Turkcell (TeliaSonera has a 37.3% ownership interest in Turkcell).

Other competitors in Kazakhstan. KaR-Tel also competes in Kazakhstan with JSC AlTel (owned 100% by Kazakhtelecom and operating under the “Dalacom” and “PATHWORD” brand names) and Mobile Telecom Services LLP (operating under the “NEO” brand name and 51.0% owned by Kazakhtelecom). Altel is the oldest mobile services provider in Kazakhstan. Altel operates a code division multiple access, or CDMA, 2000-1x network, a digital network launched by Altel in 2003 in order to compete with KaR-Tel and GSM Kazakhstan LLP, which had each been issued GSM licenses in Kazakhstan at that time. Mobile Telecom Service launched commercial GSM operations in 2007. In December 2009, the European operator Tele2 announced its commitment to purchase a 51.0% stake in Mobile Telecom Service.

The Uzbek mobile telecommunications market

According to Informa Telecoms & Media, as of December 31, 2009, there were approximately 16.6 million subscribers in Uzbekistan, representing a penetration rate of approximately 58.4%.

The following table shows our and our primary mobile competitors’ respective subscribers in Uzbekistan as of December 31, 2009:

Operator	Subscribers
MTS-Uzbekistan	7,070,000
Unitel (VimpelCom)	3,514,516
COSCOM	5,074,000
Perfectum Mobile	556,600
UzbekMobile	68,000

Source: © 2010 Informa Telecoms & Media for all companies apart from VimpelCom.

MTS-Uzbekistan. According to Informa Telecoms & Media, as of December 31, 2009, MTS-Uzbekistan had approximately 7.1 million subscribers. MTS-Uzbekistan is 100.0% owned by MTS and operates a GSM-900/1800 network.

COSCOM. According to Informa Telecoms & Media, as of December 31, 2009, COSCOM had approximately 5.1 million subscribers. COSCOM is 74.0% owned by TeliaSonera and 26.0% owned by a local Uzbek company. It operates GSM-900/1800 and 3G networks.

Other competitors in Uzbekistan. Unitel also competes with smaller operators Perfectum Mobile and UzbekMobile.

The Ukrainian mobile telecommunications market

According to AC&M Consulting, as of December 31, 2009, there were approximately 50.7 million subscribers in Ukraine, representing a penetration rate of approximately 120.6%. There are currently four mobile operators with national coverage in Ukraine: Kyivstar, JSC “Ukrainian Mobile Communications,” or UMC, LLC Astelit and URS.

The following table shows our and our primary mobile competitors’ respective subscribers in Ukraine as of December 31, 2009:

Operator	Subscribers
Kyivstar	22,022,261
UMC	17,564,410
Astelit	12,210,000
URS (VimpelCom)	2,004,729

Source: © 2010 Informa Telecoms & Media for all companies apart from VimpelCom.

Kyivstar and UMC. In Ukraine, URS competes primarily with Kyivstar and UMC, which, according to AC&M Consulting, had approximately 22.0 and 17.6 million subscribers, respectively, as of December 31, 2009. UMC, which is 100% owned by MTS, was the first mobile operator in Ukraine and operates a GSM-900/1800 network in Ukraine. UMC also received a CDMA-450 license in 2006. Kyivstar reportedly operates a dual-band GSM-900/1800 network covering more than 96.0% of Ukraine’s population. Kyivstar is 56.5% owned by Telenor Mobile Communications AS, an affiliate of Telenor East Invest AS and a member of the Telenor ASA group of companies, and 43.5% by Storm LLC, a member of the Alfa Group of companies.

Other competitors in Ukraine. URS also competes with Astelit, which operates throughout Ukraine and, according to AC&M Consulting, had approximately 12.2 million subscribers as of December 31, 2009. URS also competes with Ukrtelecom, the incumbent telecommunications operator in Ukraine, which was awarded the country’s only 3G license in 2005 and launched 3G service under the Utel brand in November 2007.

The Armenian mobile telecommunications market

According to Informa Telecoms & Media, as of December 31, 2009, there were approximately 2.6 million subscribers in Armenia, representing a penetration rate of approximately 87.5%. There are currently two mobile operators with national coverage in Armenia: VivaCell and ArmenTel. The third mobile operator, France Telecom, was granted a GSM-900/1800 network license in October 2008.

The following table shows our and our primary mobile competitor’s respective subscribers in Armenia as of December 31, 2009:

Operator	Subscribers
VivaCell - MTS	2,070,000
ArmenTel (VimpelCom)	545,201

Source: © 2010 Informa Telecoms & Media for all companies apart from VimpelCom.

VivaCell. According to Informa Telecoms & Media, as of December 31, 2009, VivaCell had approximately 2.1 million subscribers. VivaCell, which is 80.0% owned by MTS and 20.0% owned by K-Telecom, was the second mobile operator to enter the telecommunications market in Armenia and operates a GSM-900/1800 and 3G networks.

The Tajik mobile telecommunications market

According to Informa Telecoms & Media, as of December 31, 2009, there were approximately 4.3 million subscribers in Tajikistan, representing a penetration rate of approximately 61.8.%.

The following table shows our and our primary mobile competitors’ respective subscribers in Tajikistan as of December 31, 2009:

Operator	Subscribers
Babilon Mobile	1,401,300
Indigo	1,523,000
Tacom (VimpelCom)	743,140
TT-Mobile	267,500
TK Mobile	366,600

Source: © 2010 Informa Telecoms & Media for all companies apart from VimpelCom.

Babilon Mobile. According to Informa Telecoms & Media, as of December 31, 2009, Babilon Mobile had approximately 1.4 million subscribers. Babilon has a national GSM-900/1800 license and a 3G license.

Indigo. According to Informa Telecoms & Media, as of December 31, 2009, Indigo had approximately 1.5 million subscribers. Indigo consists of two companies: “Indigo-Tajikistan” and “Somoncom” both of which hold GSM-900/1800 and 3G licenses. TeliaSonera owns 59.4% of Somoncom and 60.0% of Indigo Tajikistan.

Other competitors in Tajikistan. Tacom also competes with TT-Mobile (brand MLT/Megafon), which holds GMS-900/1800 and 3G licenses, and TK Mobile, which holds a CDMA-2000 1X license.

The Georgian mobile telecommunications market

According to Informa Telecoms & Media, as of December 31, 2009, there were approximately 3.9 million subscribers in Georgia, representing a penetration rate of approximately 90.2%.

The following table shows our and our primary mobile competitors’ respective subscribers in Georgia as of December 31, 2009:

Operator	Subscribers
Magticom	1,413,400
Geocell	1,892,000
Mobitel (VimpelCom)	399,161

Source: © 2010 Informa Telecoms & Media for all companies apart from VimpelCom.

Magticom. According to Informa Telecoms & Media, as of December 31, 2009, Magticom had approximately 1.4 million subscribers. Magticom markets its services under the “Magti” and “Bali” brand names. Magticom’s network covers approximately 97.0% of Georgia’s population.

Geocell. According to Informa Telecoms & Media, as of December 31, 2009, Geocell LLC had approximately 1.9 million subscribers. Geocell holds a UMTS 3G license and 97.5% is owned by Fintur Holdings.

The Cambodian mobile telecommunications market

According to Informa Telecoms & Media, as of December 31, 2009, as of December 31, 2009, there were approximately 5.5 million subscribers in Cambodia, representing a penetration rate of approximately 36.3%.

The following table shows our and our primary mobile competitors’ respective subscribers in Cambodia as of December 31, 2009:

Operator	Subscribers
CamGSM	2,307,000
Viettel Cambodia	1,032,900
Mfone	858,230
Axiata Cambodia	733,100
Sotelco (VimpelCom)	367,464

Source: © 2010 Informa Telecoms & Media for all companies apart from VimpelCom.

CamGSM. According to Informa Telecoms & Media, as of December 31, 2009, CamGSM had approximately 2.3 million subscribers. CamGSM holds a national GSM-900 and 3G licenses.

Viettel Cambodia. According to Informa Telecoms & Media, as of December 31, 2009, Viettel Cambodia had approximately 1.0 million subscribers. Viettel Cambodia holds a national GSM-900/1800 license.

Mfone. According to Informa Telecoms & Media, as of December 31, 2009, Mfone had approximately 0.9 million subscribers. Mfone holds national GSM-900 and 3G licenses.

Axiata Cambodia. According to Informa Telecoms & Media, as of December 31, 2009, Axiata Cambodia had approximately 0.7 million subscribers. Axiata Cambodia holds a national GSM-900 license.

Competition-Fixed-line Services

Business and Corporate Services (BCS)

Russia. The Beeline Business brand competes principally on the basis of unique convergent services and bundles, installation time, network quality, geographical network reach, customer service, range of services offered and price. We face significant competition from other service providers, including:

•	Regional subsidiaries of incumbent Svyazinvest (including Rostelecom), a holding group with a majority government ownership, for services in St. Petersburg and Russian regional cities;

•	Comstar-UTS, a subsidiary of Sistema Telecom and affiliate of MTS, for services to corporate customers and the small and medium enterprise, or SME, market;

•	TransTelecom, owned by the Russian Railways, for corporate data networking services across Russia; and

•	More than 180 other small operators in the regions.

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

Uzbekistan. We are a large independent fixed-line services operator in Uzbekistan, where we offer a full spectrum of integrated telecommunication services. In Uzbekistan, we compete with the state-owned provider, Uzbekteleom, East Telecom, Sarkor Telecom, Sharq Telecom and EVO.

There is a high level of competition in the capital city of Tashkent. The Internet market in the regions remains undeveloped.

Armenia. We are the largest fixed-line services operator in Armenia, where we offer a broad spectrum of fixed-line services to government and corporate customers across Armenia. In 2009, the following eight companies with whom we compete were granted fixed-line technology licenses: (internet service providers) iCON, Cornet-AM, Bionet, Web, Hi-Tech Gateway Inc., Arminco, Softlink; and (restaurant complex) Complex Dzoraghbyur.

Kazakhstan. We are very fast growing alternative internet service provider. In Kazakhstan, we compete primarily with state-owned provider, Kazakhtelecom (whose holding group includes Nursat, Sygnum, Kepter Telecom and Vostok Telecom), KazTransCom, owned by the KazMunayGas, TransTelecom, owned by the Kazakhstan Temir Zholy (railways), Astel (a leader in the provision of satellite services) and several other small operators in the regions.

Carrier and Operator Services

Russia. For voice services, VimpelCom’s main competitors are long distance carriers Rostelecom, TransTelecom and MTT. For data networking services, its main competitors are Orange, TransTelecom and Synterra and for IP transit services, its main domestic competitors are TransTelecom, Rostelecom and Synterra.

For voice services, main competitors of VimpelCom are long distance carriers Rostelecom, TransTelecom and MTT. For data networking services, its main competitors are Orange and TransTelecom, and for IP transit services, its main domestic competitors are TransTelecom and Rostelecom. An international carrier TeliaSonera also actively sells global IP transit services in Russia.

Ukraine. In Ukraine, carrier and operator services market competitors include Ukrtelecom, Ucomline (Farlep-Optima), Velton and Datagroup.

Consumer Internet Services

Our consumer Internet access business in Russia grew rapidly over 2009 as a result of increased demand by individuals. Increased demand for Internet access services is largely due to declining costs and tariffs, which have made services more affordable to the mass market subscriber segment. Our marketing and distribution activities have also lead to increased public awareness about services.

In terms of end-user Internet penetration, the consumer Internet access business in Russia is divided between two clusters of markets: the first one consists of Moscow and St. Petersburg, the second comprises all other Russian regions. While the market for consumer Internet access is already saturated in Moscow and in St. Petersburg, in other regions the end-user Internet penetration remains quite low and has still been increasing dramatically. According to iKS-Consulting, the end-user Internet penetration stood at approximately 25.0% in Russia as of December 31, 2009. Internet penetration growth is limited by personal computer penetration in Russia which stood at 56.0% as of December 31, 2009 (according to iKS-Consulting) and by the sizeable number of cities with low-rise buildings.

The basic technologies of Internet access in Russia include: fixed broadband Internet access (comprising asymmetric digital subscriber line, or ADSL, Ethernet, Docsis and other regional home networks), wireless broadband Internet access (including WiFi, WiMax, 3G, CDMA) and dial-up.

According to iKS-Consulting, fixed broadband Internet access comprised approximately 23.0% of connections in Russia as of December 31, 2009. The percentage of fixed broadband Internet access subscribers has increased, particularly in Moscow (where the percentage grew to 73.0% as of December 31, 2009 (according to iKS-Consulting)) and other major cities. Competition for subscribers is intense and we expect it to increase in the future as a result of wider market penetration, consolidation of the industry, current operators growth and appearance of new technologies, products and services. As a result of increasing competition, Internet providers are utilizing new marketing efforts, i.e. aggressive price promotions, in order to retain existing subscribers and attract new ones.

Our main competitors in the fixed broadband market are Svyazinvest Group, Comstar UTS, Acado, Er-Telecom and various local home network providers. Competition is based primarily on network coverage, local tariff prices, Internet connection speed, services quality, customer service level, brand identity and the range of value-added and other subscriber services offered.

The number of our Dial-Up subscribers has decreased in the Russian regions and more drastically, in Moscow.

The basic technologies of Internet access in CIS include: fixed broadband Internet access (comprising ADSL and Ethernet); wireless broadband Internet access (including 3G, CDMA, WiFi); and Dial-Up.

During 2009, we significantly increased the number of broadband subscribers in the CIS (especially in Ukraine and Armenia). In 2009, the number of our Dial-Up subscribers slightly decreased in Armenia and Ukraine.

Description of our Mobile Telecommunications Business

Services

We generally offer the following mobile telecommunications services to our subscribers:

•	voice telephony services;

•	value-added and call completion services;

•	access to both national and international roaming services; and

•	other services.

Voice telephony services

We primarily offer our mobile telecommunications services to our subscribers under two types of payment plans: contract plans and prepaid plans. As of December 31, 2009, approximately 4.0% of our subscribers in Russia were on contract plans and approximately 96.0% of our subscribers in Russia were on prepaid plans. As of December 31, 2009, approximately 2.8% of our subscribers in the CIS segment, excluding Russia, were on contract plans and approximately 97.2% of our subscribers in the CIS, excluding Russia, were on prepaid plans.

Value-added services and call completion services

We provide all of our customers with a variety of value-added services and call completion services:

Call completion services. Our call completion services include two groups of services: “Possibilities with zero” services and “Basic voice” services, which allow us to increase voice traffic and revenue without causing average price per minute to decrease. Our call completion services comprised approximately 12.0% of our total voice revenue as of December 31, 2009.

Value added services. Our value added services include messaging services content/infotainment services, data access services (on GPRS and 3G basis), media and content delivery channels.

Our messaging portfolio include SMS, MMS (which allows subscribers to send pictures, audio and video to mobile phones and to e-mail), voice messaging and mobile instant messaging. Different price offers for messaging services are proposed to different segments of our customers.

We offer our subscribers various types of content/infotainment services, including:

•	SMS Services (including information services such as news, weather, entertainment chats and friend finder);

•	Voice Services (including referral services);

•	Downloadable content (downloadable to telephone content, including music, pictures, games and video);

•	Ringback Tone, or RBT, (customized ringtones); and

•	Wireless Applications, or WAP, Services.

Our data access services are offered on GPRS and 3G basis and include access to Internet and WAP (even without phone settings).

Our media and content delivery channels include RBT, Chameleon (based on CellBroadcast), IVR content sales numbers, USSD-menu (self-care and entertainment portal), STK-menu, WAP-portal (targeted on surfing, downloads sales and enriched information).

We are also testing new mobile business areas, including mobile advertising.

Roaming

Roaming allows our subscribers and subscribers of other mobile operators, to receive and make international, local and long distance calls while outside of their home network. Our roaming service is instantaneous, automatic and requires no additional equipment.

As of December 31, 2009, VimpelCom had active roaming agreements with 545 GSM networks in 213 countries in Europe, Asia, North America, South America, Australia and Africa. In addition, as of December 31, 2009, VimpelCom provided GPRS roaming with 376 networks in 160 countries. Active roaming expansion is completed as we have already covered all main roaming destinations. However, we expect to continue developing roaming services for our subscribers.

Generally, each agreement between us and our roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our subscriber while on the host’s network. We pay the host operator for the roaming services and then bill the amount due for the provision of roaming services on our subscriber’s monthly bill.

In 2003, we became the first Russian mobile company to launch a customized application for mobile network enhanced logic, or CAMEL, an intranetwork prepaid roaming service. This service allows prepaid subscribers to automatically receive access to roaming services provided they have a positive balance on their accounts. CAMEL service allows us to implement real time cost control, provide more dynamic service to our clients and reduce bad debts. As of December 31, 2009, we provided CAMEL roaming together with 177 operators in 124 countries.

As of December 31, 2009, KaR-Tel, provided voice roaming on 422 networks in 159 countries, GPRS roaming on 190 networks in 80 countries and CAMEL roaming on 105 networks in 60 countries. Unitel provided voice roaming on 320 partner networks in 131 countries, GPRS roaming on 127 networks in 76 countries and CAMEL roaming on 84 networks in 60 countries. URS provided voice roaming on 204 partner networks in 120 countries, GPRS roaming on 61 networks in 44 countries and CAMEL roaming on 38 networks in 19 countries. ArmenTel provided voice roaming on 51 partner networks in 19 countries, GPRS roaming on 52 networks in 29 countries and CAMEL roaming on 38 networks in 19 countries. Tacom provided voice roaming on 112 networks in 55 countries and GPRS roaming on 40 networks in 30 countries, and on March 20, 2008, we launched a technical solution that allows Tacom subscribers to roam on 363 networks worldwide. Mobitel provided roaming on 45 partner networks in 33 countries, GPRS roaming on 11 networks in 10 countries and CAMEL roaming on 26 networks in 22 countries.

USB-modem

We provide our prepaid customers with wireless Internet access through GPRS/EDGE and HSDPA networks. The service was commercially launched in September 2008. We currently offer Internet access through USB modems in every region of Russia and our subscribers will be able to benefit from 3G speeds in more than 55 regions/153 cities. We offer special wireless Plug&Play – USB modems, which provide our customers with a convenient tool for Internet access. In addition to providing internet access, the USB modems have other functionalities such as balance top-up, tariff changing and easy management of other services in USB-modem interface.

The service was commercially launched for prepaid and postpaid customers in Armenia in July 2009.

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

Dedicated Internet and Data Services. Our company provides its business customers with dedicated access to the Internet through its access and backbone networks. It also offers traditional and high-speed data communications services to business customers who require wide area networks, or WANs, to link geographically dispersed computer networks. Our company also provides private line channels that can be used for both voice and data applications. The company offers IP virtual private network, or IP VPN, service (based on multiprotocol label switching, or MPLS), which is one of the most popular data services on the corporate market.

Leased Channels. Our company provides corporate clients the ability to rent channels with different high speed capacities.

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

Equipment Sales. Our company offers and sells equipment manufactured by Cisco Systems, Alcatel-Lucent, Avaya, Panasonic, Nokia, Motorola, Apple, Blackberry and other manufacturers. As part of its turnkey approach, our company also offers custom solutions and services for the life cycle of the equipment, including its design, configuration, installation, consulting and maintenance.

BCS in Ukraine

Our company has constructed and owns a 21,000 kilometer fiber optic network, including 2,200 kilometers in Kyiv, which is interconnected to the local PSTN in Kyiv, to other major metropolitan areas in Ukraine and to our gateway. Our company provides data and Internet access services in 97 metropolitan cities in Ukraine using leased terrestrial capacity from Ukrtelecom, the Ukrainian incumbent operator, and from some alternative providers.

Our company also offers various combinations of local access, VoIP and broadband Internet services to customers in 23 cities. Our company also provides fixed-line local access and broadband Internet services to residential customers in nine cities.

Local Access Services. Our company provides local access services to corporate customers by connecting their premises to our fiber optic network, which interconnects to the local PSTN in 23 major Ukrainian cities.

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

Dedicated Internet and Data Services. Our company provides a private line service, virtual private network, or VPN, services, an integrated voice and data ISDN connection, frame relay, broadband digital subscriber line and dedicated Internet services.

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

Mass Market Services. Our company offers telephone and Internet broadband access services (through FTTB or ADSL) for mass market customers.

BCS in Uzbekistan.

Our company is an integrated provider of a large range of telecommunication services available on the Uzbek market, such as network access and hardware and software solutions, including configuration and maintenance. The company has its own basic fiber-optical digital network in the cities of Tashkent and Samarkand which is longer than 200 kilometers, and copper cables (so-called “last mile”), which are longer than 250 kilometers that allow users to connect and to render services practically in any region of Uzbekistan.

Customers and Services. Traditionally clients of our company are embassies and the diplomatic representatives of the foreign states accredited in Uzbekistan, representations of the international organizations and corporations, and also the largest hotels, banks, hotels, joint ventures. Currently, the company renders services to physical persons. It is home ADSL-Internet “GulfStream”, a telephony, and the international and long-distance telephony on the prepaid cards.

Automatic telephone communication. Beeline offers customers high quality telephone communication services, based on the modern digital fiber-optic network. Local, national and international telephone communication is provided through the Beeline line installation. These lines can also be used for facsimile and modem communication.

Data transmission dedicated lines. Beeline gives opportunities to organize corporate networks based on leased channels i.e. dedicated lines of data transmission. Dedicated line is a data transmission medium that is leased by organization-lessee. This solution is most convenient for an organization with big traffic of data transmission or uninterrupted connection requirements.

Frame Relay data transmission. Our company provides continuous Internet access by Frame Relay network with certain guaranteed bit rates of data transmission. Frame Relay is one of the alternatives to proper network construction but it is the provider who solves all technical network problems. For client Frame Relay looks like his separate network but does not require leasing the lines. Frame Relay provides services of VPN (Virtual Private Network) and is usually used for connecting local networks, for Internet access and supporting of remote access.

Dedicated Line access. It is high-tech Internet access over constant “client - provider” connection with various guaranteed bit rates and support of data protocols. This access method is the most favorable for organizations with more than 20 computers or organizations that have their proper resources requiring twenty-four-hour presence in Internet. The connection rate is limited only by potential of “the last mile” (“client - provider” connection length) organizing equipment.

Frame Relay access. One of the most common ways is Frame Relay connection technology. Client gets twenty-four-hours Internet access over Frame Relay dedicated channel with various guaranteed bit rates right up to 2Mb/s. It is used Cisco router and NT-1 equipment (Network Termination) for porting peripheral equipment or Intranet to the Internet access line. Digital channel from client office to communication hub is derived by special modem that setting on both channels ends.

xDSL internet access. Company offers the xDSL technologies, allowing to greatly increase the data transmission rate via telephone cooper cable barring necessity to modernize subscriber telephone lines. The very capability of the existing telephone lines to be transformed into the high-speed data transmission channels is the main advantage of the xDSL technologies.

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

BCS in Kazakhstan. We focus on small and medium businesses in the cities of Kazakhstan, offering services, including, high-quality, high-speed Internet, telephony and data transmission at competitive prices. We also offer specialized services for multi-national corporations and financial institutions.

We provide the following services for corporate customers:

•	hi-speed Internet access (including ethernet technology (fiber optic communications lines, or FOCL, wireless local loop, WiMax), ADSL technology and satellite technology);

•	local, long-distance, international telephony (including traditional telephony, IP telephony);

•	data transmission services (including leased lines (point-to-point), frame relay network and IP VPN);

•	organization of satellite channels by Very Small Aperture Terminal, or VSAT, based on iDirect equipment;

•	organizational services for integrated corporate networks (including integrated network voice and data services);

•	access to financial and informational resources (including stock exchanges, trading systems, informational agencies, payment systems and card verification centers); and

•	data processing and storage services.

BCS in Armenia.

Our company is an integrated provider of a large range of telecommunication services available on the Armenian market, such as PSTN-fixed and IP telephony, Internet, data transmission and network access, as well as domestic and international voice termination, TCP/IP international transit traffic services. ArmenTel operates a national network.

Local Access Services. ArmenTel provides local leased channels.

International and Domestic Long Distance Services. ArmenTel provides international and long-distance (in the territory of the Republic of Armenia) leased channels.

Dedicated Internet and Data Services. ArmenTel provides data transmission, as well as broadband and corporative Internet services.

Voice over Data Services. ArmenTel provides IP telephony services.

Carrier and Operator Services outside Russia

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

In an effort to create a single unified transport network for our mobile and fixed telecommunications services by December 31, 2008, we transferred the majority of VimpelCom’s international and domestic long distance voice traffic to our own backbone from other Russian long distance carriers. This allowed us to reduce voice traffic termination cost by using our own backbone for national long-distance and international traffic. In 2009, we continued consolidation of long distance traffic originated by VimpelCom’s subscribers in Russia to achieve maximum cost efficiency with more than 93.0% of our long distance traffic having been transferred via our own backbone with a centralized least cost routing.

Carrier and Operator Services in Russia

VimpelCom’s Carrier and Operator Services division in Russia provides a range of carrier and operator services, including voice, Internet and data transmission over our own networks.

Historically, VimpelCom provided high volumes of international and domestic voice calls termination for Russian telecommunications operators, as well as voice call termination to Russia, CIS and Baltic states for international telecommunications operators. After the demonopolization of the long distance telephony market in Russia in 2006, VimpelCom received a new type of license for international and national communications services and built an FTN of 11 new international and domestic long distance voice switches to meet regulatory requirements for the activation of the new license. By the end of 2008, VimpelCom’s FTN had expanded, consisting of 8 international and 21 domestic long distance switches. From the beginning of 2007, VimpelCom has improved its status on the international and domestic long distance markets in Russia by providing services that are competitive with those offered by leading telecommunications providers in Russia. In 2009, this powerful infrastructure allowed VimpelCom to achieve significant traffic growth. International traffic volumes transferred by VimpelCom’s FTN in 2009 increased by more than 25.0% in comparison to year 2008.

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

Our Carrier and Operator Services division also provides domestic and international IP transit services to ISPs in Russia, the CIS and Baltic states. Smaller ISPs can connect to our IP backbone and then use its network to access the Internet. VimpelCom’s IP backbone is a native IP/MPLS network with 20 Gb infrastructure and more than 100 access points in Russia. Top Russian content providers facilities are located in VimpelCom Data Centers and have internet access via VimpelCom’s IP backbone. More than 400 ISPs have an IP exchange with our network as full IP transit customers. We have global traffic exchange points in London, Frankfurt, Amsterdam and New York. These factors allow VimpelCom to provide ISPs with hi-level bandwidth and connectivity to both Russian and global internet segments.

Customers and Services

VimpelCom’s Carrier and Operator services customers include foreign and Russian telecommunications operators and carriers.

Voice Services. For international operators, including traditional incumbents, mobile and VoIP operators, we provide call termination to fixed and mobile destinations in the Russian, CIS and Baltic states. For CIS operators, we provide call termination to Russian and international fixed and mobile destinations. For Russian operators we provide international, domestic, zonal and local voice call transmission services

Internet Services. VimpelCom’s Carrier and Operator Services division provides IP transit service to Russian, CIS and Baltic states and other operators throughout the world. Russian and CIS operators require global internet connectivity. International operators require connectivity to the Russian Internet segment. In addition, VimpelCom’s Carrier and Operator Services division provides co-location services in our Data Centers to content providers.

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

Carrier and Operator Services outside Russia

VimpelCom Russia is the main carrier for all VimpelCom group companies in the CIS for voice traffic transmission between countries where VimpelCom operates and for the majority of the VimpelCom group’s international long distance traffic termination and IP transit. This allows the VimpelCom group to avoid high capacity cost for hard-to-reach destinations in CIS and transfer subscriber’s and transit long distance traffic to and from CIS networks with an optimized cost.

Ukraine. Our joint carrier and operator services division in Ukraine provides local, international and intercity long distance voice traffic transmission services to Ukrainian fixed-line and mobile operators on the basis of its proprietary DLD/ILD network as well as IP Transit and data transmission services on the basis of our own domestic and international fiber optic backbone and IP/MPLS data transmission network.

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

Georgia. Mobitel has interconnection agreements with ArmenTel and Sovintel, and 30 agreements with local operators. Under these agreements Mobitel provides voice call termination to its own network.

Cambodia. Sotelco has interconnection agreements with eight mobile operators, including local and international operators through the local incumbent Telecom Cambodia. Under interconnection agreements, Sotelco provides voice call termination to its own network. Sotelco also has a license to provide VoIP services in Cambodia which allows to interconnect with Sovintel and also through Telecom Cambodia.

Consumer Internet Services

Our Consumer Internet Services division provides fixed-line telephony, Internet access and home phone services (on a VoIP and copper wire basis) to customers in Russia, Ukraine, Uzbekistan, Armenia and Kazakhstan.

In Russia, we offer fixed-line and wireless Internet access and dial-up services.

Fixed Broadband Internet Access.

According to the research by iKS-Consulting, as of December 31, 2009, broadband penetration in Russia reached 23.0%. One of our strategic goals is broadband services development based on the most up-to-date engineering solutions. Currently, the VimpelCom group of companies (including VimpelCom, Golden Telecom and Corbina Telecom) is focused on developing local infrastructure in order to bring fixed broadband Internet access services to major Russian cities.

Corbina Telecom launched an FTTB project in 2005 and was followed by Golden Telecom, which launched its FTTB project in 2007. Since September 2008, FTTB services have been offered under our Beeline brand. As of December 31, 2009, we had approximately 971,000 subscribers in 75 cities where we offer FTTB services.

For more information on Golden Telecom’s FTTB project, please see the “—Fixed-line Telecommunications Equipment and Operations—FTTB Project” section below.

Additional FTTB services

FTTB IPTV. We launched the FTTB service in January 2009. In May 2009 we enhanced and relaunched the product under the “Beeline TV” brand. Currently Beeline TV product is run in Moscow and Saint Petersburg. Last one was launched in December 2009. As of December 31, 2009, we had approximately 30,000 IPTV subscribers, Service has two unique market features: all set-top-boxes, or STB, are high definition, or HD, technology compatible which allows us to broadcast HD content to every our customer. Second, we provide STBs with digital video recorder, or DVR, functions which allow to watch TV content on demand way, to pause Live TV and rewind it.

Wireless Broadband Internet Access. On March 1, 2007, Golden Telecom launched commercial operations of its WiFi network offering prepaid Internet access to the mass market under the “Golden WiFi” brand. Since September 22, 2008, the service has been provided under “Beeline WiFi” brand. Beeline WiFi is the world’s largest metropolitan wireless network and includes the greater part of Moscow’s city center and many other areas of the city. As of December 31, 2009, our company had installed more than 15,000 WiFi access nodes in Moscow providing indoor and outdoor Internet access covering approximately 2.0 million apartments. Since December 2007, Golden Telecom has also been providing international WiFi roaming service in more than 60 countries.

As of December 31, 2009, we had approximately 64,000 WiFi customers in Moscow and St. Petersburg. Our most recognized partners in providing WiFi services are Domodedovo and Sheremetyevo Airports, McDonalds, Starbucks, Coffee-House, MEGA and IKEA trade centers.

xDSL Services. Since 2005, Golden Telecom has developed broadband Internet access on the basis of xDSL technologies. As of December 31, 2009, more than 95.0% of connections use ADSL technologies. xDSL-networks are used in 11 major cities in Russia. As of December 31, 2009, our company had approximately 31,000 xDSL subscribers in Russia.

Dial-up Internet Access. Our company continues to offer dial-up Internet services to consumers in Russia. With over 50 locations, our company is the largest ISP in the CIS. We plan to continue providing dial-up Internet services while migrating dial-up Internet customers onto new Internet access products such as FTTB, USB-modems and WiFi.

SIP Telephony (on VoIP technology). Through Corbina Telecom, we offer SIP-Telephony to the mass market. These services are available for computers, mobile devices and VoIP equipment users. As of December 31, 2009, we had approximately 10,000 subscribers in Moscow.

Traditional Voice (on TDM technology with copper last mile). Since 2005, Golden Telecom has provided home phone services to the mass market using TDM-technology. Golden Telecom provides the same services as its main competitor, the Svyazinvest Group. As of December 31, 2009, our company had approximately 172,000 subscribers in 34 regions in Russia.

Pay TV (Cable TV) Services. Golden Telecom provides traditional cable TV services in certain cities in Russia. As of December 31, 2009, our company had approximately 80,000 subscribers in these cities.

In Ukraine, Uzbekistan, Armenia and Kazakhstan, with the exception of Pay TV, we offer the same spectrum of fixed-line and wireless Internet access and dial-up services. In Armenia, we offer PSTN-fixed and IP telephony services, as well as fixed broadband Internet access based on Asymmetric Digital Subscriber Line, or ADSL, technology and dial-up services and wireless Internet access based on CDMA technology.

Marketing and Distribution

Mobile Services

Target Subscribers and Tariffs

We offer to both our contract and prepaid subscribers a variety of tariff plans, each appealing to a specific subscriber segment and designed to fit different calling patterns. Our principal tariff plans are marketed under our “Beeline” trade name.

Russia

In Russia, VimpelCom offers its subscribers several national prepaid and contract tariff plans, each offering a different benefit and targeting a certain type of subscriber (such as business users, high-ARPU subscribers, families or young, active subscribers). VimpelCom also offers a number of local tariff plans. VimpelCom’s tariff plans in Russia are almost exclusively Russian ruble-based but there are a limited number of U.S. dollar linked price plans (based on a fixed exchange rate).

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

As of December 31, 2009, VimpelCom in Russia had a total Key/National, Large Accounts and SME mobile subscriber base of approximately 4.1 million, of which approximately 11.0% comprised Key/National accounts, 47.0% comprised SMEs and approximately 42.0% comprised large account subscribers. VimpelCom’s corporate segment generated approximately 24.0% of its total revenues in 2009.

The typical corporate subscriber pays on a contract basis for our fixed and mobile services. VimpelCom provides its corporate subscribers with a range of additional value-added services, including specialized customer service, tailored pricing arrangements and access to sophisticated technological options, such as individual corporate wireless networks.

For USB-modems customers, VimpelCom offers special mass market tariffs that were developed for Internet access purposes with closed voice service. Tariffs differ by subscriber needs. In regions in which we use a 3G network (more than 70 regions in 2010), subscribers benefit from lower tariffs and higher speeds. We implemented several unlimited tariffs and started sales of data-tariffs without USB-modems with attractive price for Internet access. In cooperation with partners we offered to our customers free-of-charge antivirus programs.

Kazakhstan

In Kazakhstan, KaR-Tel offers approximately 10 regional and nationwide tenge-based tariff plans for the consumer market and 10 tenge-based tariff plans for its business segment, each targeted at a different type of subscriber.

KaR-Tel divides its primary target subscribers into four large groups:

•	large account corporate subscribers with an average monthly bill of US$2,300.0 or higher;

•	SME with an average monthly bill of less than US$2,300.0;

•	national clients with any number of employees, but that are industry leaders with a presence in more than one region of the country; and

•	mass market subscribers.

Businesses and governmental entities that use mobile services on a contract basis are grouped together as part of KaR-Tel’s corporate segment.

As of December 31, 2009, KaR-Tel had a total large account corporate and SME subscriber base of approximately 247,000, of which approximately 74.0% comprised SMEs, approximately 7.0% comprised large account corporate subscribers and the remaining 19.0% comprised national clients. KaR-Tel’s corporate segment generated approximately 7.3% of its total revenues in 2009.

In order to promote further growth of our subscriber base, KaR-Tel is able to offer a number of advanced services to the corporate and mass market subscribers with high ARPU, while at the same time providing lower priced services for the more cost-sensitive mass market subscribers.

Uzbekistan

In Uzbekistan, Unitel offers different prepaid tariff plans in two currencies (U.S. dollars and Uzbek Soums), each one offering a different benefit and targeting a certain type of subscriber. Unitel offers contract tariff plans to business clients each targeted at a different type of subscribers.

Unitel divides its primary target subscribers into four large groups:

•	Key/National Accounts, in which monthly revenue for mobile and fixed line services exceed US$7,000.0;

•	Large account corporate subscribers with an average monthly bill of US$1,000.0 or higher and more than 25 employees;

•	SME in which monthly revenue is less than US$1,000.0 and has 25 or fewer employees and high-income individual subscribers; and

•	mass market subscribers.

Businesses and governmental entities that use mobile services on a contract basis are grouped together as part of Unitel’s large corporate segment.

As of December 31, 2009, Unitel had a total Key/National, Large Accounts and SME mobile subscriber base of approximately 78,000, of which approximately 0.1% comprised Key/National accounts, 83.8% comprised SMEs and approximately 16.2% comprised large account subscribers. Unitel’s corporate segment generated approximately 5.7% of its total revenues in 2009.

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

URS had approximately 2.0 million subscribers in Ukraine as of December 31, 2009, including approximately 2.0 million prepaid subscribers and 0.05 million contract subscribers, representing 97.5% and 2.5% of its subscribers, respectively, as compared to 2.1 million subscribers as of December 31, 2008.

Armenia (mobile)

In Armenia, ArmenTel offers several dram-based prepaid and contract tariff plans, each one targeted at a different type of subscriber. In 2009, ArmenTel modified its tariff plans for contract subscribers and launched new corporate tariff plans.

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

As of December 31, 2009, ArmenTel had a total corporate subscriber base of approximately 79,586, of which approximately 24.0% comprised large corporate subscribers and approximately 76.0% comprised SMEs. ArmenTel’s corporate segment generated approximately 28.0% of its total revenues in 2009.

Tajikistan

In Tajikistan, Tacom offers several U.S. dollar-based and Tajik somoni-based prepaid and contract tariff plans, each one targeted at a different type of subscriber in the consumer or corporate segments.

Tacom divides its primary target subscribers into two groups:

•	mass market subscribers; and

•	corporate subscribers.

As of December 31, 2009, Tacom had a total corporate subscriber base of approximately 11,528, which represents approximately 1.6% of Tacom’s total subscriber base. Tacom’s corporate segment generated approximately 2.1% of its total revenues in 2009.

Georgia

In Georgia, Mobitel offers five national lari-based prepaid tariff plans, each one targeted at a different type of subscriber. Mobitel divides its primary target subscribers into two groups:

•	SME subscribers;

•	large account subscribers; and

•	mass market subscribers.

At present, Mobitel offers four contract–based post paid tariff plans and prepaid analogs of post paid tariffs for its corporate customers. Its main focus in 2009 remained SME, as the demand of the largest accounts was 95.0% coverage by population.

As of December 31, 2009, Mobitel had a total corporate subscriber base of approximately 8,764 registered subscribers. Mobitel currently offers contract-based plans for its corporate customers and consequently its corporate segment generated approximately 2.7% of its total revenues in 2009.

Cambodia

In Cambodia Sotelco offers one prepaid national price plan with low rate for on-net calls. Post-paid plans are under development. All services are offered under Beeline brand. Our main target audience is youth following the demographics of this country with one of the youngest populations in Asia.

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

In 2009, the Beeline brand was named the leading brand corporation in Russia and ranked 39th in the Top 50 Most Valuable European Brands, with a €7.9 billion brand value, by the European Brand Institute.

We also provide our telecommunications services in Kazakhstan, Uzbekistan, Ukraine, Armenia, Tajikistan, Georgia, Cambodia and Vietnam under the “Beeline” brand name.

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

	Independent Dealers	Points of Sale	Prepaid Scratch Card Purchase Location(1)	Cash Collection Points(2)
	(As of December 31, 2009)
Russia	3,100	35,300	51,100	240,200
Kazakhstan	333	6,989	29,491	22,612
Uzbekistan	2,311	3,637	7,523	22,790
Ukraine(3)	1,191	20,703	25,108	41,029
Armenia (mobile)	73	3,834	8,560	2,350
Tajikistan	131	1,552	3,476	3,696
Georgia	139	801	4,517	5,493
Cambodia	1,036	3,233	6,428	—

(1)	Prepaid scratch cards are sold at our sales offices as well as through a network of dealers and various retail distribution channels, such as bank branches, supermarkets, grocery stores, kiosks, restaurants and gas stations.
(2)	Cash collection points where subscribers can replenish prepaid balances through our Universal Payment Systems are located throughout each jurisdiction (including our sales offices, dealers’ sales outlets, supermarkets, bank branches, gas stations and ATM machines).
(3)	Figures exclude Golden Telecom’s mobile operations in Ukraine.

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

Customer service and loyalty programs

We place a high priority on providing consistently high quality customer service to our subscribers. VimpelCom has customer service centers in all of its sales offices throughout Russia, including 19 dedicated walk-in centers in Moscow and five in Moscow Region. VimpelCom handles the majority of its customer contacts through 21 call centers (12 in Russia, seven in CIS and two in Cambodia and Vietnam). VimpelCom call centers support a wide range of services, products and devices, including mobile, FTTB, Residential Broadband and iPhones. As of December 31, 2009, VimpelCom employed approximately 6,900 service representatives in its subscriber service department (of which approximately 5,300 were in Russia, approximately 1,400 were in the CIS and approximately 200 were in Cambodia and Vietnam).

Our loyalty programs are designed to retain our existing subscribers, thereby reducing churn, and increasing customer spending. In 2006, we launched a loyalty family program called “Malina” in the Moscow license area with other vendors and service providers. Through a variety of incentives, this program aims to decrease churn among our mass market subscribers, increase usage of “Beeline” services and attract target market subscribers from our competitors. We also launched the Data Warehouse program, which allows us to provide cross-partner programs in which we analyze Malina members’ activities with other program partners. As of December 31, 2009, 872,147 Beeline users participated in the Malina program. In 2007, Hi-Light Club, or HLC, our loyalty program for high ARPU clients (launched in March 2005) became a nationwide program and is being developed as a centralized program managed from Moscow. As of December 31, 2009, the total number of participants exceeded 1.0 million (361,155 in Moscow and 677,096 in other regions).

In CIS markets we also actively developed activities to retain our subscribers. In September 2009 loyalty program “Beeline bonus” was launched in Armenia. The program aims to decrease churn and improve Beeline price perception among our mass market subscribers. As of December 31, 2009, the amount of participants is about 150,000.

In October 2009 in Kazakhstan we launched loyalty program “Zhasa!” (which means “Act!”). The program aims to reduce churn and increase on net voice traffic. The program presupposes three types of privileges: basic privileges from Beeline (voice and SMS), privileges from about 100 partners, exclusive services from Beeline. As of December 31, 2009, the amount of participants exceeds one million.

We recognize the need to continuously build and increase the loyalty of our subscribers. Accordingly, we have developed marketing activities specifically designed to promote subscriber loyalty.

Fixed-line Marketing and Pricing

Business and Corporate Services (BCS)

Russia

As of December 31, 2009, we utilize a direct sales force consisting of approximately 450 sales and account managers in Moscow, operated both with fixed and mobile corporate customers and supported by specialists in technical sales support, marketing, customer service and end-user training. In addition, we employ a team of regional sales managers (approximately 550) and a dedicated sales force in each of our 76 regional branch offices, in addition to having sales incentive plans with our regional partners.

We train our employees to provide a high level of customer service. In the typical case, we offer our services at competitive prices in comparison with incumbent local / national operators and other alternative operators in the market. At the same time, our large customers may be eligible for volume discounts at defined revenue thresholds. We also apply a discount policy within cross-sales (selling convergence fixed and mobile services to the same client). While pricing competition remains a factor, especially for voice services, many corporate data networking customers place more value on network coverage, reliability and the ability to design, install and maintain local area networks, or LANs, and wide area networks, or WANs. These customers often require integrated solutions, including connections to offices located in different cities.

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

FTTB IPTV. TV service is provided on a monthly fee basis. STB can be rented or sold to customers. We also have launched VAS for TV service: Video On Demand (3K items library), web-on-TV (together with Yandex - largest Russian web portal), recommendation engine - STB remind customer about start of regularly viewed TV shows. Also, STB can record TV shows which are considered to be interesting for the customer according to his viewing history.

xDSL Services. For xDSL services, our company offers an unlimited tariff plan and tariff plans that depend on traffic volume and connection speed.

Wireless Broadband Internet Access. Our company offers WiFi tariff plans that include unlimited usage plans and plans that charge by usage. Our company also offers special prices for mobile and FTTB users.

Dial-up Internet Access. Currently, our company offers prepaid tariff plans for all mass market services. Customers can purchase scratch cards from points of sale, pay through an electronic payment system or make a payment at one of its sales offices. Our company uses its distribution network to communicate with our subscribers and for trade marketing activities. Moscow and regional subscribers can call their call centers for customer and technical support.

SIP Telephony (on VoIP technology). We offer moderate tariffs on long distance communication and one tariff plan for all ILD-DLD zones. We offer competitive prices compared to other long distance providers.

Traditional Voice (on TDM technology with copper last mile). As required by law, we offer three tariff plans which are similar to the tariff plans of our main competitors.

Pay TV (Cable TV) Services. VimpelCom offers two tariff plans – “Social” for customers who needs basic TV channels (10-12 channels) and “Commercial” with 45-55 TV channels.

Ukraine

URS marketing strategy is focused on subscribers’ acquisition. We offer several hryvnia-based tariff plans, each one targeted at a different type of subscriber. Advertising campaigns use primarily outdoor, internet and BTL media. Also we sell services through direct sales force.

Equipment and Operations

Mobile Telecommunications Equipment and Operations

Mobile telecommunications network infrastructure

GSM and 3G technologies are based on an “open architecture,” which means that equipment from any supplier can be added to expand the initial network. Our GSM/GPRS/EDGE networks, which use Alcatel-Lucent, Ericsson, Huawei, Motorola and Nokia Siemens Networks equipment, are integrated wireless networks of base station equipment, packet core equipment and digital wireless switches connected by fixed microwave transmission links, fiber optic cable links and leased lines.

In 2006, we launched a 3G network in Tajikistan based on Huawei equipment. In 2008 3G networks were launched in Uzbekistan and Armenia. These networks provide all common 3G services, including video calling. In March 2008, we launched a TDM/VoIP international gateway in Kazakhstan.

As of December 31, 2009, we launched 3G in 115 cities in Russia. All our 3G networks support High Speed Packet Access, or HSPA, service and ready for HSPA+ introduction without significant expenses.

The table below sets forth certain information on our network equipment as of December 31, 2009.

	GSM Base Stations(*)	Base Station Controllers(*)	Switches(*)	Territorial Coverage	Sq Kilometers
Russia	28,711	749	317	3,170,000	million sq kilometers
Kazakhstan	3,191	84	25	670,204	thousand sq kilometers
Uzbekistan	1,655	29	25	168,500	thousand sq kilometers
Ukraine	3,039	22	24	350,000	thousand sq kilometers
Armenia	571	3	4	33,687	thousand sq kilometers
Tajikistan	556	6	6	49,690	thousand sq kilometers
Georgia	609	8	3	26,818	thousand sq kilometers
Cambodia	552	5	1	51	thousand sq kilometers

*	Includes 3G equipment.

To avoid network constraints, we expect to extend our network capabilities through hardware and software extensions in 2010. We base our expansion decisions on current equipment load, existing marketing plans and new product and services launches.

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

Telephone numbering capacity

The Federal Communications Agency allocates all numbering capacity necessary for communication networks operation on a non-geographical and geographical basis for all telecommunications providers in Russia. We are required to pay 20.0 Russian rubles per telephone number according to the federal law which came into effect on January 28, 2010. Numbering capacity is also allocated to us in the other CIS countries in which we operate by government agencies. For more information about numbering capacity allocation, please see “—Regulation of Telecommunications” below.

Handsets and accessories

Our subscribers must have a handset that can be used on our mobile networks. Subscribers in Russia and the CIS can purchase handsets from us, from a dealer or supplier or from another service provider. We do not expect to earn a significant profit on the sale of handsets and accessories. Rather, we intend to sell handsets and accessories to help attract subscribers and ensure the supply of handsets in the marketplace. In the future, we may consider shifting all our handset sales to independent dealers as the mobile market grows and dealers’ retail operations develop. Our handset sale strategy focuses on traffic generating devices such as the iPhone 3G and 3GS and the Blackberry. We started mass market sales through our own offices and dealer shops of iPhone devices in the fourth quarter of 2008 and Blackberry devices in the fourth quarter of 2009.

New technology

VimpelCom is moving towards broadband connection environment deploying wired and wireless highspeed technologies.

We have been working on next generation long term evolution, or LTE, pilot projects to be launched in some of the CIS countries and in Russia.

To support rapidly growing data traffic we installed dense wavelength division multiplexing, or DWDM, equipment on our Russian backbone and some CIS countries.

Fixed-line Telecommunications Equipment and Operations

Fixed-line Telecommunications Network Infrastructure

Russia

Our transport network carries voice, data and internet traffic of mobile network, FTTB and our fixed customers. The intercity backbone of our transport network is based on our own optical cable network. The main fiber ring of our network connects the following major cities in the European part of Russia: Moscow, Voronezh, Rostov, Krasnodar, Volgograd, Saratov, Samara, Ufa, Kazan, Nizhny Novgorod. We also have an Eastern optical ring connecting Chelyabinsk, Yekaterinburg, Perm, and Tyumen. Our protected optical line connects Moscow and St. Petersburg, and passes to Stockholm, London and Frankfurt, where we have interconnections with major European and international telecommunications operators. Two independent optical lines connect our optical networks in Russia and Ukraine. We have also built a cross boundary line in Kazakhstan, which connects our Russian network to our networks in Kazakhstan, Uzbekistan and to Asian telecommunications operators. We also lease capacity from Rostelecom, Transtelcom, Eurotel and other providers to reach the Eastern part of Russia. The lease agreements give us the right to exclusive, unlimited and irrevocable use. Satellite technology is used to connect remote sites where terrestrial communications are not available.

Our regional transport networks are based on SDH and MEN technology, we have built local SDH networks in more than 100 cities of Russia. We have also built the intragional (so called “zone”) transport networks that connect our sites in small towns and countryside. The total length of regional fiber cables constructed within the cities is 24,985 km. The MEN network is constructed in more than 40 cities which provide our customers with IP VPN services, voice services and access to Internet.

Our fixed voice network has three levels - local, regional (zone) and federal. The local voice networks, constructed in 72 cities, provide customers with fixed voice services. Our local network in Moscow is integrated into telephone network and connected to 78 transit and local node of telephone urban set (UTN). We have completed construction of zone networks in 47 Russian regions, which helps us to minimize payments to incumbent local operators for voice transit. Our Federal transit network consists of eight international transit exchanges, 14 intercity communications transit exchanges installed in each of the federal districts of Russia, and connection points (access nodes) located in each region of Russia. The network provides mobile and fixed customers with long-distance voice services and minimizes our costs of traffic.

Our IP/PPLS data network carries IP traffic of the mobile network and FTTB and lets us provide our customers with IP VPN services. Our internet network is the biggest in Russia and carries 30 % of total Internet traffic in Russia. We have 10G interconnections with major ISPs in Russia – Rostelecom, RTcomm, MTU and other.

Ukraine

Our fixed-line telecommunication network, or FTN, in Ukraine consists of voice and data segments based on our own optical DWDM/SDH transmission layer and some leased capacity. Our FTN is designed to provide a full spectrum of telecommunication services for corporate and enterprise customers, including: Time-Divisions Multoplexing, or TDM, voice, IP voice, IP VPN, Private Leasing Channel, or PLC, Frame Relay, or FR, Internet access and co-location.

Our company also has voice and data connections to international operators.

Uzbekistan

The network of our subsidiary Buzton provides international telephony and Internet access through JSC Uzbektelecom. Buzton’s network consists of 87 nodes situated all over Uzbekistan, 43 of which are located in Tashkent, 12 are in regional centers and the rest are remote nodes. Our main line in Tashkent is based on fiber-optic equipment. The network also includes long-leased channels and local fiber-optic networks in Tashkent, Samarkand, Bukhara, Navoi and Zafarshan. We are currently introducing NGN technology and migrating to a unified convergent packet network. Further unification of Unitel’s and Buzton’s transport networks both on city-to-city and national levels will allow us to reduce costs for transfer of our own multimedia traffic and to lease high-speed channels to third parties.

Armenia

ArmenTel’s fixed infrastructure covers all districts of Armenia with a full set of equipment (international gateway, digital-analog exchanges, copper wire access network, fiber-optic backbone network, data network). Its network consists of 193 exchanges of which 69 are digital. Our company provides interconnection with international operators and national mobile operators in Armenia. ArmenTel’s CDMA Wireless Local Loop network is used to provide fixed telephone services to rural customers.

Kazakhstan

Our subsidiaries KZ-Trans and SA-Telecom provide a wide spectrum of fixed-line telecommunications services, including Internet access, ADSL, FTTB, WiFi, VoIP, VPN and VSAT. KZ-Trans has 12 Earth stations and two long distance exchanges and owns more than 3,900 kilometers of fiber optic main lines across Kazakhstan, which are based on Ericsson and Huawei equipment.

FTTB Project

Our company is rolling out FTTB, networks in Russia and the CIS. Technically, FTTB offers higher transmission speed, more bandwidth and better security compared to all existing xDSL and other quasi-broadband solutions. In Russia, where the local loop has not been unbundled and the quality of copper lines is generally poor, construction of fiber networks helps to create alternative high quality access to subscribers’ apartments.

As of December 31, 2009, we had approximately 1,300 subscribers connected to our FTTB network. The network operates in 50 cities across Russia and the CIS. The acquisition of Corbina Telecom in 2007 strengthened our company’s position in the broadband Internet market. We have the largest FTTB network in Moscow and the core broadband market in Russia. Our management has experience in an efficient rollout of fiber optic networks in densely populated metropolitan areas.

Our IPTV project is based on Microsoft Mediaroom solutions that brings state-of-the art functionality like time-shifted TV, instant channel change and so on that gives absolutely new interaction with TVexperience to the customer.

In Ukraine, we offer a prepaid FTTB service that currently provides Internet access with a speed of up to 100 Mbit/s in any traffic direction in some of the larger cities. We plan to launch IP voice line and IP-TV services for FTTB subscribers in 2010. In October 2009, we launched an FTTB project in Almaty.

Intellectual Property

We rely on a combination of trademarks, service marks and domain name registrations, copyright protection and contractual restrictions to establish and protect our technologies, brand name, logos, marketing designs and Internet domain names. We have registered and applied to register certain trademarks and service marks with the Russian Agency for Patents and Trademarks in connection with our mobile telecommunications businesses. We have also registered and applied to register certain trademarks and service marks with the World Intellectual Property Organization in order to protect them in certain countries of the CIS.

Our registered trademarks and service marks include our brand name, logos and certain advertising features. With respect to domain names, we have registered the “VimpelCom.com” domain name with Network Solutions, which is one of the principal domain name registration services for the Internet. We have also registered the “VimpelCom.ru”, “beeline.ru”, “beelinegsm.ru”, “beeonline.ru”, “beeplus.ru”, “beeline.net” and certain other domain names with the Russian Scientific Research Institute on Development of Public Networks. The domain name “beeline.mobi” was registered with Dotster Inc. in June 2006. We have registered national domain names such as “beeline.tj”, “beeline.ua”, “beeline.kz”, and “beeline.am” with the national registrars of Tajikistan, Ukraine, Kazakhstan and Armenia, respectively. Our copyrights are principally in the area of computer software for service applications developed in connection with our mobile and fixed-line network platform. We have copyrights to some of the designs we use in marketing and advertising our mobile services in Russia.

Properties

VimpelCom’s principal place of business is in a series of five buildings consisting of approximately 24,000 square meters that we own at 10, Ulitsa 8Marta in Moscow. We use these buildings as an administrative office, technical center warehouse and operating facility. In addition, we own a series of six buildings on Lesnoryadsky Pereulok in Moscow, constituting approximately 15,500 square meters, that are used as an administrative office, warehouse and operating facility. These buildings also house the main switches for our Moscow GSM-900/1800 network and our main and reserve IT centers. VimpelCom also has offices at 4, Krasnoproletarskaya Street, in the center of Moscow. It consists of three leased administrative buildings of approximately 32,400 square meters. We also own a portion of a building in the center of Moscow on Ulitsa 1st Tverskaya Yamskaya consisting of approximately 3,000 square meters that we use as a subscriber service center, administrative and sales office. We also own office buildings in some of our regional license areas and lease space on an as-needed basis.

For a description of certain telecommunications equipment that we own, please see “—Equipment and Operations—Mobile Telecommunications Equipment and Operations—Mobile telecommunications network infrastructure” and “—Equipment and Operations —Fixed-line Telecommunications Equipment and Operations—Fixed-line telecommunications network infrastructure” above.

Legal Proceedings

KaR-Tel Litigation

Prior to our acquisition of KaR-Tel, in November 2003, KaR-Tel redeemed for an aggregate of 450,000.0 Kazakhstani tenge (or approximately US$3,100.0 based on the Kazakhstani tenge to U.S. dollar exchange rate as of December 31, 2003) the equity interests of Turkish companies, Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S., owning an aggregate of 60.0% of the equity interests in KaR-Tel, referred to herein as the Former Shareholders, in accordance with an October 30, 2003 decision of the Review Panel of the Supreme Court of Kazakhstan. The decision was based on the finding that the Former Shareholders inflicted material damage on KaR-Tel by causing KaR-Tel to lose a valuable government tax concession and selling KaR-Tel obsolete and over-priced telecommunications equipment. The redemption process was initiated on April 15, 2002 by a repeated extraordinary general meeting of KaR-Tel shareholders reconvened by a shareholder owning 40.0% of the equity interests in KaR-Tel. In late August 2004, prior to our acquisition, we received letters from the Former Shareholders claiming that they continue to own such interests and stating that, without their approval, all KaR-Tel deals are illegal and invalid. The Former Shareholders stated in these letters that subsequent to such redemption, their respective managements were taken over by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies, referred to in this Annual Report on Form 20-F as the Fund. The Former Shareholders indicated in their letters that they were preparing to put their case before the International Center for the Solution of Investment Disputes, or ICSID, an independent organization with links to the World Bank. Based on information disclosed by ICSID, an action by the Former Shareholders against the Republic of Kazakhstan, the subject matter of which is “telecommunications enterprise,” was filed in August 30, 2005. While we understand that this action does pertain to the Former Shareholders and their former interests in KaR-Tel, neither VimpelCom nor KaR-Tel is a party to this action. According to ICSID, the arbitration tribunal issued an award in favor of the Former Shareholders on July 29, 2008. Based on information in publicly available sources, the tribunal found that, among other things, the Republic of Kazakhstan expropriated the Former Shareholder’s investment in KaR-Tel without complying with conditions set forth in the Bilateral Investment Treaty between the Republic of Kazakhstan and the Republic of Turkey. However, the tribunal’s award did not address the validity of the decision of the Review Panel of the Supreme Court of Kazakhstan. The tribunal ordered the Republic of Kazakhstan to pay US$125.0 million plus interest to the Former Shareholders. According to ICSID, annulment proceedings were registered on November 7, 2008 and a decision of the appeal committee on the application for annulment was issued on March 25, 2010. Although the ICSID website does not provide any information about the appeal committee’s decision, according to a copy of the decision obtained from a website that does not appear to be associated with ICSID, the appeal committee dismissed the Republic of Kazakhstan’s appeal in its entirety. We cannot assure you that the Former Shareholders or other parties will not pursue any action against VimpelCom or KaR-Tel in any forum or jurisdiction. If the Former Shareholders or other parties were to prevail in any such action, we could lose ownership of up to 60.0% of our interest in KaR-Tel, be required to reimburse the Former Shareholders for the value of their interests or otherwise suffer monetary and reputational or other damages that cannot currently be quantified.

On January 10, 2005, KaR-Tel received an “order to pay” issued by the Fund in the amount of approximately US$5.0 billion (at the exchange rate as of December 31, 2009, stated as approximately Turkish Lira 7.6 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The order does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004. On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order. KaR-Tel received the Fund’s response to the petition in June 2006. In its response to KaR-Tel’s petition, the Fund asserts, among other things, that the order to pay was issued in furtherance of its collection of approximately US$5.0 billion (at the exchange rate as of December 31, 2009) in claims against the Uzan group of companies that were affiliated with the Uzan family in connection with the failure of T. Imar Bankasi, T.A.S. The Fund’s response to KaR-Tel’s petition asserts that the Uzan group of companies includes the Former Shareholders and KaR-Tel. In June 2006, KaR-Tel submitted a response to the Fund’s defense in which it denied in material part the factual and legal assertions made by the Fund in support of the order to pay. In December 2008, KaR-Tel received the Fund’s further response to KaR-Tel’s petition. The Turkish court presiding over the case may issue a decision on the basis of the parties’ filings. Our company believes that the order to pay is without merit, in part due to the fact that the Former Shareholders have not owned any interest in KaR-Tel since November 2003, when their interests were redeemed in accordance with a decision of the Review Panel of the Supreme Court of Kazakhstan, and that any attempted enforcement of the order to pay in relevant jurisdictions outside of Turkey is subject to procedural and substantive hurdles. However, there can be no assurance that KaR-Tel will prevail in its petition for the cancellation of the order to pay (either on substantive or procedural grounds), that claims targeting VimpelCom’s ownership of KaR-Tel will not be brought by the Fund directly against VimpelCom or its other subsidiaries or that KaR-Tel and/or VimpelCom or its other subsidiaries will not be required to pay amounts claimed to be owed in connection with the order or on the basis of other claims made by the Fund. The adverse resolution of this matter, and any others that may arise in connection with the order by the Fund or any other claims made by the Fund, could have a material adverse effect on our business, financial condition and results of operations, including an event of default under some or all of our outstanding indebtedness.

For more information on these risks, and other risks associated with our acquisition of KaR-Tel, refer to the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Claims by the former shareholders of Limited Liability Partnership KaR-Tel and/or the Turkish Savings Deposit Insurance Fund or others may result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness, and deprive us of the value of our ownership interest in KaR-Tel.”

Disputes with the Russian Tax Authorities

On June 30, 2008, the Company received a final decision of the Russian tax inspectorate’s audit of VimpelCom’s tax filings for financial years 2005 and 2006. According to the final decision, VimpelCom owed an additional RUR1,251 million in taxes (including RUR49.0 million in fines and penalties), which is approximately US$41.3 million (including US$1.6 million in fines and penalties) at the exchange rate as of December 31, 2009. VimpelCom challenged the tax inspectorate’s final decision and has so far prevailed in court with respect to RUR1,179 million of taxes (including RUR48.0 million in fines and penalties), which is approximately US$39.0 million (including US$1.6 million in fines and penalties) at the exchange rate as of December 31, 2009. The tax inspectorate cannot appeal the court decisions. The remaining part of the tax authorites’ claims in the amount of RUR72 million (including RUR1.0 million in fines and penalties), which is approximately US$2.4 million (including US$0.03 million in fines and penalties) at the exchange rate as of December 31, 2009 are still being challenged in court.

On April 30, 2009, our subsidiary Sovintel received a final decision of the Russian tax inspectorate’s audit of its tax filings for financial years 2006 and 2007. According to the final decision, Sovintel owes an additional RUR324 million in taxes (including RUR36 million in fines and penalties), which is approximately US$10.7 million (including US$1.2 million in fines and penalties) at the exchange rate as of December 31, 2009. Sovintel disagrees with the tax inspectorate’s decision and has filed a lawsuit in the Russian Arbitration courts. The court has already rejected the tax authorities’ claims. The tax inspectorate does not agree with the court decisions and continues to assert its claims in court.

For the risks related to this matter, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We could be subject to claims by the Russian tax inspectorate that could have a material adverse effect on our business.” For more information regarding the effects of prior tax claims on our financial statements, Note 24 to our financial statements included elsewhere in this Annual Report on Form 20-F.

Far East Licenses and Frequencies

In July 2007, the Federal Supervisory Service for communications conducted several tenders for licenses and frequencies in the Far East super-region. We received licenses for three regions within the Far East super-region in the tenders, but we were denied licenses for eight other regions within the Far East super-region. We filed a lawsuit challenging the results of the tenders because we believed that the terms of the tenders were not in compliance with applicable law and that we should have received licenses for all 11 regions. In parallel, the FAS issued a decision declaring that the terms of the tenders violated antimonopoly law and challenged the results of the tenders in court. The Federal Communications Agency filed a lawsuit seeking to invalidate the decision of the FAS. The Federal Communications Agency’s claim was sustained by the court of first instance. We joined the proceedings as an interested party, and, together with the FAS, appealed the decision in favor of the Federal Communications Agency. On April 17, 2008, the Court of Appeals overturned the decision of the first instance court and rejected the Federal Communications Agency’s claim. On July 22, 2008 the Cassation Court upheld the decision of the Court of Appeals and found the decision of the FAS valid. In our lawsuit challenging the results of the tenders, the court of the first instance on December 9, 2008 issued a decision which invalidated the results of the tenders. This decision was upheld by the appellate court on February 10, 2009 and the Cassation Court on May 19, 2009. On April 13, 2009 we filed a lawsuit seeking to invalidate the decision of the Federal Communication Agency regarding the issuance of the licenses and frequencies based on the results of the tenders and to cancel the issued licenses. On August 14, 2009 the court of the first instance sustained our claims. The decision was upheld by the appeals and cassational courts. As a result, licenses and frequencies issued pursuant to the challenged tenders have been cancelled on the basis of these court rulings.

Litigation involving Farimex Products

On April 15, 2008, we received a copy of a purported claim filed with the Arbitration Court of Khanty-Mansiisky Autonomous Okrug in Russia from Farimex Products, Inc., the purported holder of 25,000 of our ADSs. The named defendants under the claim were Eco Telecom Limited, Altimo Holdings & Investments Ltd., Avenue Limited, Janow Properties Limited, Santel Limited, Telenor East Invest AS and OJSC CT-Mobile. Both our company and several of our current and former directors, namely, Messrs. Mikhail Fridman, Arve Johansen, Alexey Reznikovich, Fridtjof Rusten and Henrik Torgersen, were named as third parties to the case. Under Russian law, a person named as a third party to a claim is generally a person potentially interested in the case who can participate in the proceedings if he so chooses. We have not participated in the proceedings to date. A third party is not a defendant in the claim and judgments cannot be entered against a person solely due to the fact that the person was named as a third party. The claimant was seeking reimbursement from the defendants to our company of approximately US$3.8 billion in alleged damages caused to our company by the actions of the defendants with regard to our entrance into the Ukrainian telecommunications market. Among other things, the claimant alleged that Alfa Group and Telenor prevented our company from acquiring Kyivstar and that Telenor, acting through the directors on our board nominated by Telenor, caused a delay in our acquisition of URS, which caused us damages. On August 16, 2008, the court of first instance sustained the claim in part and held Telenor liable for approximately US$2.8 billion of damages. Telenor appealed this decision and on December 29, 2008 the Eighth Arbitrazh Appellate Court in Omsk vacated the lower court’s ruling and remanded it for a new hearing. On February 20, 2009, the Eighth Arbitrazh Appellate Court in Omsk sustained the claim in part and found Telenor liable for approximately US$1.7 billion in damages. Telenor appealed this decision.

Subsequent to the court ruling, a court bailiff arrested 15.3 million of our ordinary shares owned by Telenor. We understand that these shares can, under certain circumstances, be sold by the court bailiff to satisfy the court judgment. We also understand that the court bailiff may transfer the shares to us to the extent that they cannot be sold to satisfy the court judgment within a certain period of time. Telenor has applied for a stay of enforcement proceedings but the court denied the application. Telenor appealed this decision, and on April 28, 2009, the Federal Arbitrazh Court of West-Siberia Okrug dismissed the Telenor appeal. Telenor also filed an application to stay enforcement with the Moscow Arabitrazh Court, which, on June 3, 2009, denied the application. The decision of the Moscow Arbitrazh Court was unsuccessfully appealed by Telenor in the appellate and cassation instances. On April 3, 2009 Telenor publicly disclosed that it had been officially served with a claim to pay US$1.7 billion to VimpelCom and that it has five days to pay the sum voluntarily. Telenor continues to seek relief in various Russian courts challenging the various steps taken by the bailiff to collect on the judgment. For more information on the risks associated with this proceeding, refer to the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Our strategic shareholders are involved in various disputes and litigations which have caused a deterioration in their relationship and could lead to a further deterioration which could have a material adverse effect on our business, financial condition and prospects and which could subject our company to further claims” and “—A disposition by one or both of our strategic shareholders of their respective stakes in our company or a change in control of our company, including as a result of any forced sale of Telenor’s stake in connection with the Farimex Case, could harm our business.”

Petition for Appraisal

On April 18, 2008, Global Undervalued Securities Fund, L.P., or Global Undervalued, timely filed a petition in a Delaware court demanding appraisal of its 1,367,328 shares of Golden Telecom which it did not tender in the tender offer pursuant to which our company acquired Golden Telecom. The trial commenced on October 14, 2009 and a decision has not yet been issued in the case. At this stage in the litigation, we cannot make a determination about the likely outcome of the case and we intend to defend our position vigorously.

FAS Litigation

In December 2009, the Russian anti-monopoly regulators commenced proceedings against us alleging violations of the Russian law “On Protection of Competition” by imposing unfair prices for interconnection with other operators. We believe that we comply with applicable law, but if we are found to have committed violations we could face fines of up to 15.0% of the revenues derived from the relevant services. At this stage we are unable to make a determination about the likely outcome of this case.

In March 2010, the Russian anti-monopoly regulators commenced proceedings against us and other Russian mobile operators alleging violations of the Russian law “On Protection of Competion” and related regulations by charging artificially high prices for roaming services. Although we be believe that our roaming tariffs do not violate Russian law, if a violation is found, we could face fines of up to 15.0% of the revenues we derived from the relevant services. At this stage, we are unable to make a determination about the likely outcome of this case.

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

REGULATION OF TELECOMMUNICATIONS

General Regulatory Environment

        We are generally subject to regulation governing the operation of our business activities. Such regulation typically takes the form of industry specific laws and regulations covering telecommunications services and general competition law applicable to all activities. The following section describes the regulatory framework and the key regulatory developments in Russia, Kazakhstan, Armenia, Uzbekistan and Ukraine. We are also subject to significant regulation in the other countries of the CIS in which we operate. However, because 97.7% of our subscribers are located in Russia, Kazakhstan, Armenia, Uzbekistan and Ukraine and 99.1% of our net operating revenues are derived from our operations in Russia, Kazakhstan, Armenia, Uzbekistan and Ukraine, we do not believe that a discussion of the regulations of Tajikistan and Georgia is warranted or that such regulations are material to our business and results of operations.

Regulation of Telecommunications in Russia

        The law Communications Law came into effect on January 1, 2004 and is the principal legal act regulating the Russian telecommunications industry. The Communications Law sets forth general principles for the regulation of the telecommunications industry, including a description of the institutional framework for the federal government’s involvement in the regulation, administration and operation of the telecommunications industry. The most important aspects of the Communications Law with respect to our business address the federal government’s authority to:

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

In order to establish and commercially launch a wireless telecommunications network, a company must receive, among other things:

•	a license to provide mobile telephony services using a specific standard and band of radio frequency spectrum;

•	permission to use radio frequency for its radio electronic devices, or REDs;

•	a decision on allocation of radio frequency bands;

•	registration of its REDs;

•	authorization to put into operation communications networks (including communications facilities); and

•	a decision on allocation of numbering resources.

For the risks related to the regulation govering the operation of communications networks, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We face uncertainty regarding our frequency allocations, equipment permits and network registration, and we may experience limited spectrum capacity for providing wireless services.”

On September 26, 2007, the Ministry of Information Technologies and Communications of the Russian Federation issued an order that designated ten additional pairs of access codes to long distance operators in Russia. This additional designation creates the potential for increased competition in the market for domestic and international long distance services in Russia if the new access codes are assigned to new operators.

On December 28, 2009, the Ministry issued an order which extended the quantity of the new access codes. According to this order the Ministry has the opportunity to assign access codes to other operators after they put in commission their international and long distance communications networks. VimpelCom is among the operators waiting for these new codes.

On November 27, 2009 the Custom Union Commission issued decision No. 132 stating that from January 1, 2010 the authorized state bodies of executive power of the Custom Union member-states (Russia, Belorussia, Kazakhstan) must issue licenses and permissions for export and import of goods included in the Joint List of goods which are prohibited or limited for importation or exportation by the Custom Union member-states. This Joint List includes radio electronic devices and high-frequency devices of the civil assignment (RED), i.e. base stations of mobile communications networks, radio relay stations, etc.

Russian Regulatory Authorities

The Ministry is currently the federal body with executive power to regulate the telecommunications industry. The Ministry has the authority to set policy and adopt regulations in the area of communications and make proposals to the President and the Russian Government on issuance of legal acts regarding certain key issues in the area of communications. The Ministry controls and coordinates the activity of the following entities: 1) the Federal Communications Agency, or Rossvyaz, 2) the Federal Agency for Information Technologies, 3) the Federal Agency on Press and Mass Media and 4) the Federal Supervisory Service for Communications, Information Technologies and Mass Media, or Roskomnadzor.

The primary function of Roskomnadzor is the licensing of activities in the area of telecommunications, issuing permissions for radio frequency use, control over telecommunications and information technologies, control over radiation of REDs and high frequency devices and the registration of REDs and high frequency devices.

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

The Communications Law identifies a limited number of reasons pursuant to which licenses may be suspended by the licensing body, including identification of license violations, cancellation of permissions to use radio frequencies or failure to comply with the requirements of the notice issued by the licensing body within the cure period. Prior to suspension, the licensing body generally issues a warning that the license may be suspended if corrective action is not taken. The Communications Law also provides that a telecommunications license may be cancelled for certain reasons, upon a claim by an interested person or the licensing body, such as provision of inaccurate information when applying for the license or failure to perform obligations undertaken when receiving the license. The licensing body can also terminate a license in a liquidation or winding up of the license holder or a failure to pay licensing fees.

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

For the risks related to the new numbering system, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to the Legal and Regulatory Environment in Russia and the CIS—We operate in an uncertain regulatory environment, which could cause compliance to become more complicated, burdensome and expensive and could result in our operating without all of the required permissions.”

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

The primary functions of the AIC relevant to our business include:

•	issuing permits for the use of radio frequencies in Kazakhstan,

•	controlling the use of frequencies,

•	issuing licenses to provide telecommunications services and overseeing compliance of issued licenses,

•	determining the list of radio-electronic and high-frequency telecommunications equipment permitted to be used and/or imported into Kazakhstan,

•	issuing (through its local subdivisions) permits for use of telecommunications equipment,

•	disconnecting any unauthorized equipment; and

•	issuing data transfer licenses for provision of Internet services.

Under the Kazakhstan Communications Law, the AIC is also authorized to adopt Regulations on rendering mobile telecommunication services. In April 2009 AIC issued new Regulations based on norms of the Civil Code and Communications Law of the Republic of Kazakhstan.

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

In 2009, the Kazakhstan Communications Law was amended to require all mobile operators to keep a register of IMEI-codes (codes of individual customer mobile terminal), and to lock individual handsets with certain IMEI-code upon request from customers and public security authorities.

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

In February 2009, regulations on rendering mobile telecommunication services have been adopted. These regulations determine, among other things, an order, terms and conditions of rendering and use of mobile telecommunication services, rights and obligations of mobile telecom operators and of customers, as well as their responsibility.

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

In April 2009, telecommunication regulations were revised to amend so-called licensing terms with a specific requirement on radio frequency coverage applicable to all mobile operators. Further, NCRC has introduced a requirement to lock mobile handsets, which IMEI-codes are absent in a state register of IMEI-codes.

Regulation of Telecommunications in the Kingdom of Cambodia

The telecommunications sector in Cambodia is currently regulated by a patchwork of regulations. There is no overarching law regulating the sector, and there are a number of significant gaps in the regulatory framework. The primary regulations currently governing the sector are the following: Prakas (regulations), circulars and directives issued by the Ministry of Post and Telecommunications of Cambodia, or the MPTC, and/or the Ministry of Economy and Finance, or MEF:

•	Inter-Ministerial Prakas on Minimum Tariffs on Mobile and Fixed Telephone Services and Interconnection Fees (2009);

•	Prakas on Telecommunications Interconnection (2009);

•	Directive Regarding Measures to Stop Interconnection Blockages between Network Operators (2009);

•	Inter-Ministerial Circular on the Prevention of Dishonesty in Competition in the Telecommunications Sector (2009);

•	Notice on Access to Frequency (2008); and

•	Prakas on Communication Facility Management and Microwave Utilization Charge (2003).

The majority of these regulations were issued in the second half of 2009 in response to issues that arose from increased competition in the telecommunications sector, particularly pricing and interconnection disputes between providers of mobile telecommunications services. Aspects of the regulations have been controversial, including their lawfulness/constitutionality, and hence there has been considerable discussion between the private sector operators and the Royal Government of Cambodia in relation to the regulations. These discussions remain ongoing and consequently the regulations have not yet been fully or consistently implemented in practice.

Other relevant laws and regulations are the Law on the Establishment of the Ministry of Post and Telecommunications (1996) and its implementing regulations, although these primarily relate to the establishment, organization and internal functioning of the MPTC. A draft Law on Telecommunications, or the Draft Law, has been prepared, which is intended to provide a comprehensive regulatory framework for the telecommunications sector. However it has yet to be finally approved by the Royal Government of Cambodia and therefore does not have any official status at present. There is no clear timetable for its enactment and there are no guarantees that the Draft Law will be enacted or, if enacted, will be enacted in its current form.

Cambodian Regulatory Authorities

The MPTC is the state authority appointed by the Royal Government of Cambodia to administer and regulate the postal and telecommunication sectors of the Kingdom of Cambodia. Regulations, directives and circulars promulgated by the MPTC within the scope of its regulatory authority are binding on all individuals and legal entities.

The MPTC is responsible for policy making and also holds regulatory and supervisory roles, including responsibility for issuing and administering licenses and frequency spectrum for the telecommunications sector in Cambodia. The MPTC’s primary functions relevant to our business include the following:

•	setting national policies for development of telecommunications,

•	elaborating standards and rules for telecommunications,

•	granting licenses to legal entities for telecommunications, including rights to frequency spectrum,

•	regulating tariffs for certain types of telecommunications services and inter-network telecommunications links,

•	organizing certification of telecommunications equipment, and

•	drawing up numbering schemes and managing the numbering plan for telecommunications networks

The MPTC also issues licenses necessary to provide and operate internet services in Cambodia.

The MEF is the Government agency responsible for the administration of Cambodia’s tax regime, and also has a joint responsibility with the MPTC for setting certain fees and charges applicable to the telecommunications sector.

Licensing to Provide Telecommunications Services and Radio Frequency Allocation

There is currently no law or regulation in Cambodia that clearly and expressly identifies:

•	the licences necessary to construct, operate or own a telecommunications network or provide telecommunications services including mobile telecommunications, 3G, internet and VoIP services;

•	the criteria for the grant of such licences; or

•	the terms and conditions on which such licences may be granted.

In practice it is accepted, and the MPTC requires, that a licence must be obtained from the MPTC to construct, own and operate a telecommunications network or provide any telecommunications services. The MPTC considers its licensing power to derive from its general authority as the Government agency responsible for overseeing and regulating the telecommunications sector. Its authority in this regard is generally recognized and accepted.

Currently in Cambodia, telecommunications licences set out many rights and obligations which, in more developed legal jurisdictions would be expected to be included in legislation or regulations.

There is currently no Cambodian law in relation to the allocation of frequency spectrum, including the tariffs/fees payable for the award or use of allocated frequency spectrum. In practice, it is accepted that the MPTC is the Government agency responsible for issuing, administering and regulating frequency spectrum for use in operating telecommunications networks and providing telecommunications services.

The allocation of frequency, the duration of this allocation and any specific conditions or restrictions with respect to such frequency allocations are usually stated in the applicable telecommunications network/service licence issued to the operator (rather than in a separate frequency licence), or a frequency allocation letter from the MPTC. Regulations have been issued by the MPTC which require telecommunications network operators to obtain annual frequency licences in relation to the frequency that has been assigned to them, however the implementation of this regulation by the MPTC has been inconsistent.

Pricing, Competition and Interconnection

The operating licences of telecommunications network operators/service providers in Cambodia generally permit the applicable entity to determine the tariffs for its services without the need for specific regulatory approval, subject to a requirement to publish the tariffs at least annually and keep customers informed of any changes thereto. However, in September 2009 the MPTC and MEF issued a joint regulation seeking to prohibit certain practices in relation to customer tariffs (including provision of free on-network calls, setting tariffs for inter-network calls lower than mandatory interconnection fees, and providing free additional talking time) and in December 2009 the MPTC and MEF issued an Inter-Ministerial Prakas on Minimum Tariffs of Mobile and Fixed Telephone Services and Interconnection Fees, or the Minimum Tariff Regulation, which established certain minimum tariffs with respect to both on-network and cross-network calls.

Domestic and international interconnection (including interconnection fees) have been regulated in Cambodia for a number of years and the Minimum Tariff Regulation also set out fixed fees in relation to interconnection between domestic networks, between domestic and international networks and mandated interconnection traffic through the Telecom Cambodia transit switch.

There is no general competition law in Cambodia, or law relating specifically to competition in the telecommunications sector. However, in September 2009 the MPTC released the Inter-Ministerial Circular on the Prevention of Dishonesty in Competition in the Telecommunications Sector, or the Competition Circular, which noted four main principles with respect to the policy development aims in the telecommunications sector:

•	Equal competition;

•	Provision of good and high quality service;

•	Affordable prices; and

•	Increased national revenues.

The Competition Circular mandated an immediate halt to all kinds of advertisement, programs and strategies for market capture and blockages of inter network connection “which potentially can cause crisis in Cambodian telecommunication sector, and which can especially harm state revenue”. It also required that all advertisements must comply with applicable fiscal laws and other legal documents. The Minimum Tariff Regulation subsequently went further and prescribed that the content and images of all advertisements must be approved beforehand by the MPTC.

In September 2009 the Prime Minister issued a Directive Regarding Measures to Stop Interconnection Blockages between Network Operators, in response to complaints from certain operators that interconnection was being blocked by competitors. Amongst other things the Directive prohibited the blocking of interconnection and provided that operators that failed to comply with the Directive could be subject to a number of penalties including obligations to compensate the blocked competitor and the State, and possible suspension or revocation of its licence. In October 2009, the MPTC issued the more detailed Prakas on Telecommunications Interconnection, or the Interconnection Regulation, substantially updating the previous Telephone Interconnection Regulation issued in 2003. The Interconnection Regulation sets out a number of core rights and obligations with respect to inter network connection, applicable to all operators holding licences to provide telecommunication services in Cambodia, including that:

•	operators must ensure and permit connection with other telecommunication operators for their telecommunication service users; and

•	connection must be provided without discrimination, on time, based on principles of transparency, and with connection fees based on a reasonable actual cost.

Aspects of the above regulations have been controversial, including in particular the regulation of customer tariffs (which as noted above is inconsistent with existing licence provisions enabling operators to set their tariffs, and has also been alleged by some operators to be inconsistent with investment laws). Similarly a number of operators have objected to the Government’s endeavours to control advertising content. Hence the regulations, including the Minimum Tariff Regulation and the Competition Circular, have been the subject of considerable discussion between the private sector operators and the Royal Government of Cambodia. These discussions remain ongoing and accordingly, to date, these regulations have not yet been fully or consistently implemented in practice.

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 20-F. This discussion contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward looking statements as a result of numerous factors, including the risks discussed in the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors.”

Overview

We are a telecommunications operator, providing voice and data services through a range of mobile, fixed and broadband technologies. The VimpelCom group of companies includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Armenia, Tajikistan, Georgia and Cambodia. We also own 40.0% of an operator in Vietnam. The operations of these companies cover a territory with a total population of approximately 340.0 million.

Our net operating revenues were US$8,702.9 million for the year ended December 31, 2009, compared to US$10,116.9 million for the year ended December 31, 2008. Our operating income was US$2,578.4 million for the year ended December 31, 2009, compared to US$2,536.0 million for year ended December 31, 2008. Net income attributable to VimpelCom was US$1,121.8 million for the year ended December 31, 2009, compared to US$524.3 million for the year ended December 31, 2008.

Our selected financial data, audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F and the following discussion and analysis reflect the contribution of the operators we acquired from their respective dates of acquisition, and, as a result, include results for our consolidated subsidiaries Corporation Severnaya Korona since August 13, 2007, Golden Telecom since February 28, 2008, and Sotelco, our subsidiary in Cambodia, since July 16, 2008, as well as other income and expenses for our equity-method associate in Vietnam, GTEL-Mobile, since July 8, 2008, and our equity-method associate Morefront Holdings Ltd., which owns 100% of Euroset, since October 23, 2008. For more information, see “—Liquidity and Capital Resources—Investing Activities” below.

In October 2009, Telenor ASA, the parent company of Telenor, and Altimo, a member of the Alfa Group and the parent company of Eco Telecom, announced that they agreed to combine their ownership of our company and Kyivstar, under a new company called VimpelCom Ltd. Kyivstar is a Ukrainian mobile operator, 56.5% of which is owned by a subsidiary of Telenor ASA and 43.5% of which is owned by a subsidiary of Altimo. According to the VimpelCom Ltd. Prospectus, the proposed combination involves a series of transactions, including an exchange offer by VimpelCom Ltd. comprised of the Offers. Completion of the Offers is conditioned upon greater than 95.0% of our shares, including those represented by ADSs, being validly tendered and not withdrawn, in addition to other conditions. The Offers commenced on February 9, 2010. The U.S. Offer acceptance period will expire at 5:00 p.m. New York City time on April 15, 2010, unless extended. The Russian Offer acceptance period will expire three business days later, at 11:59 p.m. Moscow time on April 20, 2010, unless extended. On February 9, 2010, our board of directors unanimously recommended to holders of our common and preferred shares and ADSs to tender their securities to VimpelCom Ltd. in the Offers and elect to exchange such tendered securities for depositary receipts representing depositary shares of VimpelCom Ltd. and not to accept the nominal cash consideration alternative offered by VimpelCom Ltd. in the Offers. For additional information relating to the risks associated with the VimpelCom Ltd. Transaction, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Alfa Group and Telenor may not be able to complete the proposed combination of our company and Kyivstar.” For additional information about the recommendation of our board of directors and the Offers, see our solicitation/recommendation statement on Schedule 14D-9 filed with the SEC on February 9, 2010, as amended. Unless otherwise indicated, the discussion and analysis in this Annual Report on Form 20-F does not take into account the potential impact of the successful completion of the VimpelCom Ltd. Transaction on VimpelCom’s operating and financials results and trends.

We use the U.S. dollar as our reporting currency. The functional currency of VimpelCom and its subsidiaries is the Russian ruble in Russia, the Kazakh tenge in the Republic of Kazakhstan, the Ukrainian hryvnia in Ukraine, the Armenian dram in the Republic of Armenia, the Georgian lari in Georgia and the U.S. dollar in Tajikistan, Uzbekistan and Cambodia. Due to the significant devaluation of the non-U.S. dollar functional currencies against the U.S. dollar for the year ended December 31, 2009 as compared to the year ended December 31, 2008, changes in our consolidated operating results in functional currencies differed from changes in our operating results in reporting currencies during these periods. In the following discussion and analysis, we have indicated our operating results in functional currencies and the devaluation of functional currencies where it is material to explaining our operating results. For more information about exchange rates relating to our functional currencies, see “—Certain Factors Affecting our Financial Position and Results of Operations — Foreign Currency Translation” below.

Reportable Segments

We present our reportable segments based on the nature of business operations, different economic environments and stages of development in different strategic areas, requiring different investment and marketing strategies. Before our acquisition of Golden Telecom in 2008, we reflected our reportable segments on a geographic basis. Starting from the date of acquisition of Golden Telecom, we identified five reporting segments: Russia mobile, Russia fixed, CIS mobile, CIS fixed and Other business segments. Russia mobile includes the operating results of all mobile operations in Russia. Russia fixed includes wireline telecommunication services, broadband and consumer Internet in Russia. CIS mobile includes the operating results of all mobile operations in Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Georgia and Armenia. Although Georgia is no longer a member of the CIS, consistent with our historic reporting practice, we continue to include Georgia in our CIS mobile reporting segment. CIS fixed includes fixed-line operations and residential Internet in Kazakhstan, Ukraine, Armenia and Uzbekistan. Activities of the Other reportable segment include business operations that are not yet significant enough to reflect as separate reporting segments, including our mobile operations in Cambodia and mobile digital television services in Moscow, and equity interests in operations of associates, including GTEL-Mobile and Morefront Holdings Ltd. For more information on our reportable segments, please see Note 23 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Because our operations in the fixed-line business were not significant prior to our acquisition of Golden Telecom in 2008, this discussion and analysis does not include information for our Russia fixed segment in 2007.

The following table shows the percentage of our net operating revenue represented by the net operating revenue from external customers (excluding intersegment revenues) for each reportable segment for the periods indicated:

	Year Ended December 31,
	2009	2008(1)	2007
	(in%)
Russia mobile	70.1	72.3	84.9
Russia fixed	15.2	12.7	—
CIS mobile	12.6	12.8	13.1
CIS fixed	2.0	2.2	2.0
Other	0.1	—	—
Total	100.0	100.0	100.0

(1)	Includes results of Golden Telecom’s fixed-line business from March 1, 2008. Prior to such acquisition, we did not have any material fixed-line business in Russia.

Recent Developments

On March 18, 2010, we filed an Annual Report on Form 20-F/A (Amendment No. 2), referred to herein as the Form 20-F/A, to amend our Annual Report on Form 20-F/A (Amendment No. 1) for the fiscal year ended December 31, 2008, as filed with the SEC on March 8, 2010. These filings were made to restate our audited consolidated financial statements as of December 31, 2008 and for the year then ended, and to amend related disclosure. On March 8, 2010, we also furnished to the SEC an Amended Report of Foreign Private Issuer on Form 6-K/A, referred to herein as the Form 6-K/A, to amend our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on February 8, 2010. The Form 6-K/A was made to restate our unaudited condensed consolidated financial statements as of September 30, 2009 and for the nine-month periods ended September 30, 2009 and September 30, 2008, and to amend related disclosure. The restatements corrected our application of EITF Topic D-98, Classification and Measurement of Redeemable Securities (Codified as ASC 480-10 – Distinguishing Liabilities from Equity), in accounting for our contractual redemption arrangements with Crowell relating to the 25.0% noncontrolling interest it holds in our subsidiary Limnotex. For more information about our restatement of our audited consolidated financial statements as of December 31, 2008 and for the year then ended, see the Explanatory Note to the Form 20-F/A and Note 23, Restatement of the Measurement of Noncontrolling Interest, and Note 18, Earnings per share, to our audited consolidated financial statements included in the Form 20-F/A. For more information about our restatement of our unaudited condensed consolidated financial statements as of September 30, 2009 and for the nine-month periods ended September 30, 2009 and September 30, 2008, see the Explanatory Note to the Form 6-K/A and Note 12, Restatement of the Measurement of Noncontrolling Interest, and Note 8, Earnings per share, to our unaudited condensed consolidated financial statements included in the Form 6-K/A.

We intend to submit to the Russian Federal Service on the Financial Market documentation required for the potential issuance of Russian ruble-denominated bonds through our Russian subsidiary LLC VimpelCom-Invest. The bonds may be issued depending on our funding needs within a period of one year from the date on which the Russian Federal Service on the Financial Market registers the submitted documentation. The proposed amount of the issue is up to 20.0 billion Russian rubles, which is the equivalent of approximately US$683.0 million at the Central Bank of Russia exchange rate on April 8, 2010, and the proposed maturity period is five years. The bonds will be guaranteed by VimpelCom. The coupons are to be paid semi-annually. The bond issue structure allows the issuer to grant investors a put option and/or retain a redemption right. The bonds may be issued in two series with face values of 10.0 billion Russian rubles for each, and the coupon rate will be determined based on market conditions. VimpelCom intends to use the proceeds from the bonds for financing the development and expansion of VimpelCom’s core business.

Revenue Trends

The mobile markets in Russia, Ukraine and Kazakhstan have reached mobile penetration rates exceeding 100.0% in each market, and the mobile markets in each of Armenia and Georgia have mobile penetration rates of approximately 90.0%. As a result, we will focus less on subscriber market share growth and more on revenue market share growth in each of these markets. The key components of our growth strategy in these markets will be to increase our share of the high value subscriber market, increase usage of value added services and improve subscriber loyalty. Our management expects revenue growth in these markets to come primarily from an increase in usage of voice and data traffic among our subscribers.

The remaining mobile markets in which we operate, particularly Uzbekistan, Tajikistan and Cambodia, are still in a phase of rapid subscriber growth with penetration rates substantially lower than in Russia, Ukraine and Kazakhstan. In these markets, our management expects revenue growth to come primarily from subscriber growth in the short term and increasing usage of voice and data traffic in the longer term.

Our management expects revenue growth in our fixed-line business in both Russia and the CIS to come primarily from broadband and business and corporate services.

Certain Performance Indicators

The following discussion analyzes certain operating data, such as mobile and broadband subscriber data, mobile ARPU, mobile MOU, and churn rates of our mobile subscribers that are not included in our financial statements. We provide this operating data because it is regularly reviewed by our management and our management believes it is useful in evaluating our performance from period to period as set out below. As the Russia and CIS mobile segments represent such a large portion of our consolidated net operating revenues and as broadband growth is an important aspect of our growth strategy, our management believes that presenting such information about mobile and broadband subscriber data and mobile ARPU and mobile MOU is useful in assessing the usage and acceptance of our mobile and broadband products and services, and that presenting our mobile churn rate is useful in assessing our ability to retain mobile subscribers.

Mobile Subscriber Data

We offer both contract and prepaid services to mobile subscribers. As of December 31, 2009, the number of mobile subscribers reached 64.6 million. Mobile subscribers are subscribers in the registered subscriber base as of a measurement date who engaged in a revenue generating activity at any time during the three months prior to the measurement date. Such activity includes any incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS, MMS, data transmission and receipt sessions, but does not include incoming SMS and MMS sent by us or abandoned calls. Our total number of mobile subscribers also includes subscribers using mobile Internet service via USB modems.

The following table indicates our mobile subscriber figures, as well as our prepaid mobile subscribers as a percentage of our total mobile subscriber base, for the periods indicated:

	As of December 31,
	2009	2008	2007
Russia	50,886,127	47,676,844	42,221,252
Kazakhstan	6,135,275	6,269,927	4,663,300
Ukraine	2,004,729	2,052,493	1,941,251
Tajikistan	743,140	624,624	339,393
Uzbekistan	3,514,516	3,636,243	2,119,612
Armenia	545,201	544,271	442,484
Georgia	399,161	225,055	72,655
Cambodia	367,474	—	—
Total number of subscribers	64,595,623	61,029,457	51,739,947
Percentage of prepaid subscribers	96.0%	95.9%	95.9%

Russia. As of December 31, 2009, we had approximately 50.9 million mobile subscribers in Russia, representing an increase of 6.7% over approximately 47.7 million mobile subscribers as of December 31, 2008. Most of our subscriber growth in Russia came from the regions outside the Moscow license area, where our subscriber base increased to 40.1 million as of December 31, 2009, from 38.1 million as of December 31, 2008. At the same time, our Moscow subscriber base grew from 9.6 million as of December 31, 2008, to 10.8 million as of December 31, 2009.

Kazakhstan. As of December 31, 2009, we had approximately 6.1 million mobile subscribers in Kazakhstan, representing a decrease of 2.2% from approximately 6.3 million mobile subscribers as of December 31, 2008. The decrease in our subscriber base in Kazakhstan was primarily due to churn of low quality subscribers in the fourth quarter of 2009.

Ukraine. As of December 31, 2009, we had approximately 2.0 million mobile subscribers in Ukraine, representing a decrease of 2.3% from approximately 2.1 million mobile subscribers as of December 31, 2008. The decrease in our subscriber base in Ukraine was primarily due to the effect of adverse economic conditions and increased competition.

Tajikistan. As of December 31, 2009, we had approximately 0.7 million mobile subscribers in Tajikistan, representing an increase of 18.9% over approximately 0.6 million mobile subscribers as of December 31, 2008. The increase in our subscriber base in Tajikistan was primarily due to the expansion of our mobile network coverage and attractive tariff offers at competitive prices.

Uzbekistan. As of December 31, 2009, we had approximately 3.5 million mobile subscribers in Uzbekistan, representing a decrease of 3.3% from approximately 3.6 million mobile subscribers as of December 31, 2008. The decrease in our subscriber base in Uzbekistan was primarily due to increased competition.

Armenia. As of December 31, 2009 and December 31, 2008, we had approximately 0.5 million mobile subscribers in Armenia.

Georgia. As of December 31, 2009, we had approximately 0.4 million mobile subscribers in Georgia, representing an increase of 77.3% over the approximately 0.2 million mobile subscribers as of December 31, 2008. We are continuing to build our network and develop our sales and distributions channels in Georgia.

Cambodia. We launched commercial operations in Cambodia in May 2009 and as of December 31, 2009, we had approximately 0.4 million mobile subscribers. We are continuing to build our network and develop our sales and distributions channels in Cambodia.

Mobile MOU

MOU measures the monthly average minutes of use per mobile subscriber. We calculate MOU by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.

The following table shows MOU for our mobile subscribers for the periods indicated:

	Year Ended December 31,
	2009		2008	2007
Russia	211.4		219.1	192.1
Kazakhstan	93.1		104.3	94.6
Ukraine	208.7		231.8	163.2
Tajikistan	172.9		238.9	220.6
Uzbekistan	314.0		287.8	274.0
Armenia	237.8		152.1	169.9
Georgia	138.3		113.6	102.5
Cambodia	78.2	(1)	—	—

(1)	Includes results of Sotelco from launch of operations in May 2009.

Russia. In 2009, our MOU in Russia decreased by 3.5% to 211.4 from 219.1 in 2008, primarily due to adverse economic conditions that resulted in lower consumer spending and lower usage by newly connected subscribers.

Kazakhstan. In 2009, our MOU in Kazakhstan decreased by 10.7% to 93.1 from 104.3 in 2008, primarily due to adverse economic conditions that resulted in lower consumer spending.

Ukraine. In 2009, our MOU in Ukraine decreased by 10.0% to 208.7 from 231.8 in 2008, primarily due to adverse economic conditions and the termination of our unlimited, or zero on-net, tariff plans in Ukraine.

Tajikistan. In 2009, our MOU in Tajikistan decreased by 27.6% to 172.9 from 238.9 in 2008, primarily due to adverse economic conditions that resulted in lower consumer spending.

Uzbekistan. In 2009, our MOU in Uzbekistan increased by 9.1% to 314.0 from 287.8 in 2008, primarily due to the launch of tariff plans designed to increase usage.

Armenia. In 2009, our MOU in Armenia increased by 56.3% to 237.8 from 152.1 in 2008, primarily due to our launch of tariff plans designed to increase usage and an increase in the proportion of higher usage subscribers relative to low usage subscribers in our subscriber base.

Georgia. In 2009, our MOU in Georgia increased by 21.7% to 138.3 from 113.6 in 2008, primarily due to the continuing expansion of mobile network coverage and the improvement of our network quality in Georgia.

Mobile ARPU

ARPU measures the monthly average revenue per user. We calculate ARPU by dividing our mobile service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile subscribers during the period and dividing by the number of months in that period.

The following table shows our ARPU for the periods indicated:

	Year Ended December 31,
	2009			2008		2007
Russia	US$	10.1		US$	13.9	US$	12.6
Kazakhstan	US$	8.1		US$	11.7	US$	13.1
Ukraine	US$	4.7		US$	7.6	US$	4.7
Tajikistan	US$	7.1		US$	9.5	US$	9.7
Uzbekistan	US$	4.7		US$	6.4	US$	7.1
Armenia	US$	13.2		US$	14.6	US$	16.7
Georgia	US$	8.9		US$	9.0	US$	7.4
Cambodia	US$	1.4	(1)		—		—

(1)	Includes results of Sotelco from launch of operations in May 2009.

Russia. In 2009, our ARPU in Russia decreased by 27.3% to US$10.1 from US$13.9 in 2008, primarily due to the devaluation of the functional currency in Russia, as well as a decrease in MOU and implementation of lower rate tariff plans in response to adverse economic conditions. In functional currency terms, ARPU in Russia decreased by 7.2% in 2009 compared to 2008.

Kazakhstan. In 2009, our ARPU in Kazakhstan decreased by 30.8% to US$8.1 from US$11.7 in 2008, primarily due to the devaluation of the functional currency in Kazakhstan, as well as a decrease in MOU and lower consumer spending. In functional currency terms, ARPU in Kazakhstan decreased by 14.3% in 2009 compared to 2008.

Ukraine. In 2009, our ARPU in Ukraine decreased by 38.2% to US$4.7 from US$7.6 in 2008, primarily due to the devaluation of the functional currency in Ukraine and a decrease in MOU. In functional currency terms, ARPU in Ukraine decreased by 6.8% in 2009 compared to 2008.

Tajikistan. In 2009, our ARPU in Tajikistan decreased by 25.3% to US$7.1 from US$9.5 in 2008, primarily due to lower MOU.

Uzbekistan. In 2009, our ARPU in Uzbekistan decreased by 26.6% to US$4.7 from US$6.4 in 2008, primarily due to increased price competition and our launch of new lower price tariffs designed to increase usage.

Armenia. In 2009, our ARPU in Armenia decreased by 9.6% to US$13.2 from US$14.6 in 2008 primarily due to the devaluation of the functional currency in Armenia and lower prices per minute from new tariff plans designed to increase usage, which together more than offset increased MOU. In functional currency terms, ARPU in Armenia increased by 7.2% in 2009 compared to 2008.

Georgia. In 2009, our ARPU in Georgia decreased by 1.1% to US$8.9 from US$9.0 in 2008, primarily due to the devaluation of the functional currency in Georgia, which more than offset increased MOU driven by the expansion of our mobile network coverage and new tariff offers. In functional currency terms, ARPU in Georgia increased by 14.6% in 2009 compared to 2008.

Cambodia. In 2009, our ARPU in Cambodia was a relatively low US$1.4, primarily due to high churn rates relating to the launch of operations.

Mobile churn rate

We define our churn rate of mobile subscribers as the total number of churned mobile subscribers over the reported period expressed as a percentage of the average of our mobile subscriber base at the starting date and at the ending date of the period. The total number of churned mobile subscribers is calculated as the difference between the number of new subscribers who engaged in a revenue generating activity in the reported period and the change in the mobile subscriber base between the starting date and the ending date of the reported period. Migration between prepaid and contract forms of payment and between tariff plans may technically be recorded as churn, which contributes to our churn rate even though we do not lose those subscribers.

The following table shows our churn rates for the periods indicated:

	Year Ended December 31,
	2009	2008	2007
Russia	42.8%	34.6%	32.9%
Kazakhstan	46.3%	31.5%	23.5%
Ukraine	81.0%	84.0%	61.8%
Tajikistan	52.9%	42.8%	4.6%
Uzbekistan	63.7%	55.6%	61.7%
Armenia	58.6%	106.2%	49.7%
Georgia	46.6%	47.2%	1.0%
Total Churn	45.8%	38.2%	34.1%

In 2009, our churn rate in Russia increased compared to 2008 due to adverse economic conditions resulting in lower consumer spending and increased competition.

In 2009, our churn rate in Kazakhstan increased compared to 2008 primarily due to the departure of low quality subscribers.

In 2009, our churn rates in Ukraine, Armenia and Georgia decreased compared to 2008. However, our churn rates in these countries remained high due to a high share of summer holiday sales that result in seasonal usage of our services and consequent churn of these subscribers after the holiday season ends and, in Armenia, due to the departure of low quality subscribers.

Our churn rates in Tajikistan and Uzbekistan increased in 2009 as compared to 2008 due to aggressive pricing by competitors.

In 2009, our churn rate in Cambodia was high, primarily due to promotions related to our commercial launch in which subscribers received a bonus to subscribe.

Broadband subscribers

As of December 31, 2009, we had approximately 2.1 million broadband subscribers in Russia and 0.2 million broadband subscribers in the CIS, representing an increase of approximately 78.6% over the approximately 1.2 million broadband subscribers in Russia and an increase of approximately 274.4% over the approximately 0.04 million broadband subscribers in the CIS as of December 31, 2008. Broadband subscribers are subscribers in the registered subscriber base who were engaged in a revenue generating activity in the three months prior to the measurement date. Such activities include monthly Internet access using FTTB, xDSL and WiFi technologies, as well as mobile home Internet service via USB modems.

Revenues

During the year ended December 31, 2009, we generated revenues from providing voice, data and other telecommunication services through a range of wireless, fixed and broadband Internet services, as well as selling equipment and accessories. Our primary sources of revenues consisted of:

Service Revenues

Our service revenues included revenues from airtime charges from contract and prepaid subscribers, monthly contract fees, time charges from subscribers online using Internet services, interconnect fees from other mobile and fixed-line operators, roaming charges and charges for value added services such as messaging, mobile Internet and infotainment. Roaming revenues include both revenues from our customers who roam outside of their home country networks and revenues from other wireless carriers for roaming by their customers on our network. Roaming revenues do not include revenues from our own subscribers roaming while traveling across Russian regions within our network (so called ‘intranet roaming’).

Sales of Equipment and Accessories and Other Revenues

We sold mobile handsets, equipment and accessories to our subscribers. Our other revenues included, among other things, rental of base station sites.

Expenses

Operating Expenses

During the year ended December 31, 2009, we had two categories of operating expenses directly attributable to our revenues: service costs and the costs of equipment and accessories.

Service Costs. Service costs included interconnection and traffic costs, channel rental costs, telephone line rental costs, roaming expenses and charges for connection to special lines for emergencies.

Costs of Equipment and Accessories. Our costs of equipment and accessories sold represented the amount that was payable for these goods, net of VAT. We purchased handsets, equipment and accessories from third party manufacturers for resale to our subscribers for use on our networks.

In addition to service costs and the costs of equipment and accessories, during the year ended December 31, 2009, our operating expenses included:

Selling, general and administrative expenses. Our selling, general and administrative expenses include:

•	dealers’ commissions;

•	salaries and outsourcing costs, including related social contributions required by law;

•	marketing and advertising expenses;

•	repair and maintenance expenses;

•	rent, including lease payments for base station sites;

•	utilities;

•	stock price-based compensation expenses; and

•	other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees.

Depreciation and amortization expense. We depreciated the capitalized costs of our tangible assets, which consisted mainly of telecommunications equipment and buildings that we owned. We amortized our intangible assets, which consisted primarily of telecommunications licenses, telephone line capacity for local numbers in Russia and the CIS and customer relations acquired in business combinations.

Provision for doubtful accounts. We included in our operating expenses an estimate of the amount of our accounts receivable net of VAT that we believe will ultimately be uncollectible. We based the estimate on historical data and other relevant factors, such as a change in tariff plans from prepaid to postpaid.

In addition to operating expenses, during the year ended December 31, 2009, our other significant expenses included:

Net foreign exchange (loss)/gain

The functional currency of VimpelCom and its subsidiaries is the Russian ruble in Russia, the Kazakh tenge in Kazakhstan, the Ukrainian hrynia in Ukraine, the Armenian dram in Armenia, the Georgian lari in Georgia, and the U.S. dollar in Tajikistan, Uzbekistan and Cambodia. Monetary assets and liabilities denominated in foreign currencies are translated into our respective functional currencies on the relevant balance sheet date. We record changes in the values of such assets and liabilities as a result of exchange rate changes in our results of operations under the line item net foreign exchange (loss)/gain.

Interest expense

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

Income tax expense

The statutory income tax rate in Russia, Kazakhstan and Armenia in 2009 was 20.0%. The statutory income tax rate in Ukraine and Tajikistan was 25.0%. The statutory income tax rate in Georgia was 15.0%. In Uzbekistan there was a complex income tax regime that resulted in an income tax rate of approximately 18.0%. The statutory income tax rates in 2008 were the same as those in 2009 except in Russia and Kazakhstan where the rates were 24.0% and 30.0%, respectively, in 2008.

Results of Operations

The table below shows, for the periods indicated, the following consolidated statement of operations data expressed as a percentage of consolidated net operating revenues:

	Year Ended December 31,
	2009	2008	2007
Consolidated statements of income
Operating revenues:
Service revenues	98.6%	98.8%	99.9%
Sales of equipment and accessories	1.3%	1.1%	0.1%
Other revenues	0.2%	0.2%	0.1%
Total operating revenues	100.1%	100.1%	100.1%
Less revenue based taxes	(0.1)%	(0.1)%	(0.1)%
Net operating revenues	100.0%	100.0%	100.0%
Operating expenses:
Service costs	21.6%	22.4%	18.3%
Cost of equipment and accessories	1.3%	1.0%	0.1%
Selling, general and administrative expenses	27.5%	28.0%	30.8%
Depreciation	16.0%	15.0%	16.3%
Amortization	3.5%	3.6%	3.1%
Impairment loss	0.0%	4.4%	0.0%
Provision for doubtful accounts	0.6%	0.5%	0.6%
Total operating expenses	70.4%	74.9%	69.2%

Operating income	29.6%	25.1%	30.8%
Other income and expenses:
Interest income	0.6%	0.7%	0.5%
Net foreign exchange (loss)/gain	(4.7)%	(11.3)%	1.0%
Interest expense	(6.9)%	(4.9)%	(2.7)%
Equity in net (loss)/gain of associates	(0.4)%	(0.2)%	0.0%
Other (expenses), net	(0.4)%	(0.6)%	0.0%
Total other income and expenses	(11.8)%	(16.3)%	(1.2)%

Income before income taxes	17.8%	8.8%	29.6%
Income tax expense	5.0%	3.0%	8.3%
Net income	12.8%	5.8%	21.3%
Net (loss)/income attributable to the noncontrolling interest	(0.1)%	0.6%	0.9%
Net income attributable to VimpelCom	12.9%	5.2%	20.4%

The tables below show for the periods indicated, selected information about the results of operations in each of our reportable segments. For more information regarding our segments, see Note 23 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Russia Mobile

	Year Ended December 31,
	2009	2008	% change	2008	2007	% change
	(US$ in millions, except % change)
Net operating revenues from external customers	6,104.0	7,310.5	(16.5)	7,310.5	6,090.3	20.0
Intersegment revenues	94.4	61.3	54.0	61.3	3.4	1,702.9
Net operating revenues (including intersegment revenues)	6,198.4	7,371.8	(15.9)	7,371.8	6,093.7	21.0
Depreciation and amortization	1,019.3	1,204.7	(15.4)	1,204.7	1,109.0	8.6
Operating income	2,185.5	2,667.4	(18.1)	2,667.4	1,991.8	33.9
Net income attributable to VimpelCom	1,007.8	1,146.0	(12.1)	1,146.0	1,422.2	(19.4)

Russia Fixed

	Year Ended December 31,
	2009	2008	% change	2008	2007	% change
	(US$ in millions, except % change)
Net operating revenues from external customers	1,319.5	1,286.7	2.5	1,286.7	—	n/a
Intersegment revenues	367.6	142.8	157.4	142.8	—	n/a
Net operating revenues (including intersegment revenues)	1,687.1	1,429.5	18.0	1,429.5	—	n/a
Depreciation and amortization	242.1	219.4	10.3	219.4	—	n/a
Impairment loss	—	315.0	n/a	315.0	—	n/a
Operating income/(loss)	227.0	(191.2)	n/a	(191.2)	—	n/a
Net income/(loss) attributable to VimpelCom	180.2	(266.4)	n/a	(266.4)	—	n/a

CIS Mobile

	Year Ended December 31,
	2009	2008	% change	2008	2007	% change
	(US$ in millions, except % change)
Net operating revenues from external customers	1,095.9	1,294.7	(15.4)	1,294.7	937.4	38.1
Intersegment revenues	32.9	20.3	62.1	20.3	10.4	95.2
Net operating revenues (including intersegment revenues)	1,128.8	1,315.0	(14.2)	1,315.0	947.8	38.7
Depreciation and amortization	331.1	368.3	(10.1)	368.3	220.3	67.2
Impairment loss	—	90.1	n/a	90.1	—	n/a
Operating income	183.9	81.8	124.8	81.8	198.6	(58.8)
Net income/(loss) attributable to VimpelCom	(2.0)	(260.4)	n/a	(260.4)	30.7	n/a

CIS Fixed

	Year Ended December 31,
	2009	2008	% change	2008	2007	% change
	(US$ in millions, except % change)
Net operating revenues from external customers	177.8	225.1	(21.0)	225.1	143.4	57.0
Intersegment revenues	85.4	47.7	79.0	47.7	—	n/a
Net operating revenues (including intersegment revenues)	263.2	272.8	(3.5)	272.8	143.4	90.2
Depreciation and amortization	91.7	88.5	3.6	88.5	61.2	44.6
Operating income	20.0	23.9	(16.3)	23.9	15.8	51.3
Net income attributable to VimpelCom	12.3	3.4	261.8	3.4	9.8	(65.3)

Other

	Year Ended December 31,
	2009	2008	% change	2008	2007	% change
	(US$ in millions, except % change)
Net operating revenues from external customers	5.7	—	n/a	—	—	n/a
Intersegment revenues	—	—	n/a	—	—	n/a
Net operating revenues (including intersegment revenues)	5.7	—	n/a	—	—	n/a
Depreciation and amortization	10.0	0.2	4,900.0	0.2	—	n/a
Impairment loss	—	37.6	n/a	37.6		n/a
Operating income	(38.0)	(45.9)	n/a	(45.9)	—	n/a
Net (loss) attributable to VimpelCom	(76.4)	(98.1)	n/a	(98.1)	—	n/a

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Operating Revenues

Our consolidated net operating revenues decreased by 14.0% to US$8,702.9 million during 2009 from US$10,116.9 million during 2008. Our net operating revenues decreased in 2009 primarily as a result of the devaluation of functional currencies. In functional currency terms, in 2009 compared to 2008, our net operating revenues increased in all countries in which we operate other than in Armenia and Uzbekistan, mainly due to increased traffic on our mobile networks primarily due to an increase in mobile subscribers over the course of 2009. The following discussion of revenues by reportable segments includes intersegment revenues. Our management assesses the performance of each reportable segment on this basis as it believes the inclusion of intersegment revenues better reflects the true performance of each segment on a stand-alone basis.

Russia mobile net operating revenues. Our Russia mobile net operating revenues decreased by 15.9% to US$6,198.4 million during 2009 from US$7,371.8 million during 2008. Our Russia mobile net operating revenues consist mostly of service revenues.

During 2009, we generated US$3,952.4 million of our service revenues from airtime charges from mobile contract and prepaid subscribers, including monthly contract fees, or 63.8% of net operating revenues in our Russia mobile segment, compared to US$4,842.7 million, or 65.7% of net operating revenues in 2008. The 18.4% decrease was primarily due to the devaluation of the functional currency, which more than offset the growth of our subscriber base and the resulting increased traffic volumes on our mobile network. In functional currency terms, our service revenues from airtime charges from mobile contract and prepaid subscribers, including monthly contract fees, in our Russia mobile segment increased by 3.9% in 2009 compared to 2008.

During 2009, we generated US$888.9 million of our service revenues from interconnect, or 14.3% of net operating revenues in the Russia mobile segment, compared to US$1,074.0 million, or 14.6% of net operating revenues in 2008. The 17.2% decrease was primarily due to the devaluation of the functional currency, which more than offset increased traffic to our network. In functional currency terms, our Russia mobile segment service revenues from interconnect increased by 5.2% during 2009 compared to 2008.

During 2009, we generated US$925.5 million of our service revenues from value added services, or 14.9% of net operating revenues in our Russia mobile segment, compared to US$898.9 million, or 12.2% of net operating revenues in 2008. The 3.0% increase in our mobile value added services revenues was primarily due to the growth in our subscriber base and increased revenue from sales of infotainment and data, partially offset by the devaluation of the functional currency. In functional currency terms, our Russia mobile segment service revenues from value added services increased by 30.8% during 2009 compared to 2008.

During 2009, we generated US$298.0 million of our service revenues from roaming fees generated by our Russian mobile subscribers and roaming fees received from other mobile services operators for providing roaming services to our subscribers, or 4.8% of net operating revenues in our Russia mobile segment, compared to US$428.2 million or 5.8% of net operating revenues in 2008. The 30.4% decrease during 2009 compared to 2008 was primarily due to the devaluation of the functional currency and the adverse economic conditions which resulted in decreased activity of our Russia mobile subscribers and persons roaming on our network. In functional currency terms, our Russia mobile segment service revenues from roaming decreased by 11.1% during 2009 compared to 2008.

During 2009, we generated US$16.1 million of our service revenues from other types of services, including connection charges, or 0.3% of net operating revenues in our Russia mobile segment, compared to US$20.5 million and 0.3%, respectively, for 2008.

Our net operating revenues in the Russia mobile segment also included revenues from sales of equipment and accessories. During 2009, revenues from sales of equipment and accessories decreased by 2.9% to US$98.0 million from US$100.9 million during 2008 but increased to 1.6% of net operating revenues in 2009 from 1.4% in 2008, primarily as a result of sales of iPhones and USB modems that started in the end of 2008 and the second half of 2008, respectively.

During 2009, our net operating revenues in the Russia mobile segment included US$19.5 million of revenues generated from other activity compared to US$6.6 million for 2008.

Russia fixed net operating revenues. In 2009, net operating revenues in the Russia fixed segment increased by 18.0% to US$1,687.1 million from US$1,429.5 million in 2008. Our Russia fixed segment net operating revenues in 2009 consisted of US$656.3 million generated from business operations, US$847.6 million generated from wholesale operations and US$183.2 million generated from residential operations. The increase in net operating revenues in our Russia fixed segment in 2009 compared to 2008 was due to the full-year consolidation of Golden Telecom’s operations for 2009 as opposed to only 10 months of 2008, and improvement in wholesale and residential operations. As a portion of our contracts with business and wholesale customers are denominated in U.S. dollars and Euros, a portion of our revenues was protected from devaluation of the Russian ruble.

CIS mobile net operating revenues. Our CIS mobile net operating revenues decreased by 14.2% to US$1,128.8 million during 2009 from US$1,315.0 million during 2008. Our CIS mobile net operating revenues consist mostly of service revenues.

During 2009, we generated US$758.5 million of our service revenues from airtime charges in the CIS from mobile contract and prepaid subscribers, including monthly contract fees, or 67.2% of our net operating revenues in the CIS mobile segment, compared to US$891.7 million, or 67.7% of net operating revenues in 2008. The 14.9% decrease during 2009 compared to 2008 was primarily due to the devaluation of our functional currencies, which more than offset increased traffic volumes in Kazakhstan and Georgia during 2009. In functional currency terms, our service revenues from airtime charges increased by 2.1% in 2009 compared to 2008.

During 2009, we generated US$199.8 million of our mobile service revenues from interconnect fees in the CIS, or 17.7% of our net operating revenues in CIS mobile, compared to US$230.3 million, or 17.5% of net operating revenues in CIS mobile in 2008. The 13.2% decrease in 2009 compared to 2008 was primarily due to the devaluation of functional currencies, which more than offset increased volume of inbound traffic terminated on our networks in Uzbekistan, Tajikistan and Georgia. In functional currency terms, service revenues from interconnect fees increased by 4.2% in 2009 compared to 2008.

During 2009, we generated US$122.6 million of our mobile service revenues from value added services in the CIS, or 10.9% of net operating revenues in CIS mobile, compared to US$140.2 million, or 10.7% of net operating revenues in CIS mobile in 2008. The 12.6% decrease in 2009 compared to 2008 was primarily due to the devaluation of our functional currencies and decreased consumer spending on value added services in all CIS countries in which we operate, which together more than offset subscriber growth in Tajikistan and Georgia. In functional currency terms, service revenues from value added services increased by 4.9% in 2009 compared to 2008.

During 2009, we generated US$41.8 million of our service revenues from roaming in the CIS, or 3.7% of net operating revenues in CIS mobile, compared to US$51.5 million, or 3.9% of net operating revenues in CIS mobile in 2008. This 18.8% decrease in roaming revenues in 2009 compared to 2008 was primarily due to the devaluation of functional currencies and decreased consumer spending in all CIS countries in which we operate. In functional currency terms, service revenues from roaming decreased by 2.3%.

During 2009, we generated US$2.9 million of our service revenues from other types of services, including connection charges, or 0.3% of net operating revenues in our CIS mobile segment, compared to US$2.5 million and 0.2%, respectively, for 2008.

Our net operating revenues in the CIS mobile segment also included revenues from sales of equipment and accessories. During 2009, revenues from sales of equipment and accessories increased to US$1.3 million from US$0.1 million during 2008.

During 2009, our net operating revenues in the CIS mobile segment included US$9.1 million generated by other activity compared to US$6.4 million for 2008.

During each of 2009 and 2008, our CIS mobile segment incurred revenue based taxes of US$7.2 million and US$7.9 million.

CIS fixed net operating revenues. Our net operating revenues in the CIS fixed segment decreased by 3.5% to US$263.2 million in 2009 from US$272.8 million in 2008. The decrease was primarily attributable to the devaluation of functional currencies in Ukraine and Armenia compared to the U.S. dollar, while in functional currency terms, our revenues in CIS fixed increased by 20.6% primarily due to growth of interconnect, voice and Internet revenues in Ukraine, Kazakhstan and Uzbekistan and the full-year consolidation of Golden Telecom for 2009 as opposed to 10 months 2008. In 2009, US$59.8 million of CIS fixed revenues were generated from our business operations, US$84.1 million from wholesale operations and US$119.3 million from residential operations.

Other segment net operating revenues. In 2009, we started to generate revenues in our Other reporting segment. In 2009, net operating revenues in this segment were US$5.7 million and consisted of revenues from our mobile operations in Cambodia from May 2009 when our subsidiary Sotelco launched its commercial operations.

During 2009, in Cambodia US$5.0 million of our mobile service revenues, or 87.7% of our net operating revenues, were from airtime charges from mobile prepaid subscribers and monthly contract fees, US$0.5 million of our mobile service revenues, or 8.8% of our net operating revenues, were from interconnect fees, and US$0.2 million of our mobile service revenues, or 3.5% of our net operating revenues, were from other services, including connection charges and value added services.

Total Operating Expenses

Our consolidated total operating expenses decreased by 19.2% to US$6,124.5 million during 2009 from US$7,581.0 million during 2008, and represented 70.4% and 74.9% of net operating revenues in 2009 and 2008, respectively. The decrease of 19.2% was primarily due to the devaluation of our functional currencies and cost control measures implemented in 2009.

Due to the adverse economic environment, in 2009, we focused on maintaining our consolidated operating margin by controlling our operating expenses. As a result of those efforts and the non-recurrence of the 2008 impairment losses, our consolidated operating margin for 2009 was 29.6% compared to 25.1% in 2008, notwithstanding the dilutive effect of Golden Telecom’s lower margin fixed-line business, which we consolidated from March 1, 2008.

Service costs. Our consolidated service costs decreased by 17.0% to US$1,878.4 million during 2009 from US$2,262.6 million during 2008. As a percentage of consolidated net operating revenues, our service costs decreased to 21.6% during 2009 from 22.4% during 2008.

Service costs in Russia mobile operations decreased by 10.2% to US$1,243.9 million in 2009 from US$1,385.8 million in 2008, primarily due to the devaluation of the functional currency, which more than offset growth in interconnect costs related to an increase in our traffic volume. In functional currency terms, our service costs in Russia mobile increased by 14.0% during 2009 compared to 2008.

Service costs in Russia fixed increased by 20.2% to US$797.2 million in 2009 from US$663.0 million in 2008. This increase was primarily due to consolidation of Golden Telecom’s operations for all of 2009, compared to only 10 months in 2008, increased volume of higher cost wholesale traffic and an increase in the proportion of international traffic, mostly to the CIS countries. In functional currency terms, service costs in Russia fixed increased by 52.0% in 2009 compared to 2008.

Service costs in CIS mobile decreased by 22.7% to US$302.1 million in 2009 from US$390.6 million in 2008. The decrease was primarily due to the devaluation of functional currencies and a decrease in interconnection expenses in Ukraine and Armenia. In functional currency terms, service costs in CIS mobile decreased by 5.0% in 2009 compared to 2008.

Service costs in CIS fixed decreased by 2.2% to US$85.3 million in 2009 from US$87.2 million in 2008. This decrease was primarily due to the devaluation of functional currencies, which more than offset increased costs relating to increased volumes of traffic in Ukraine, Uzbekistan and Kazakhstan and the consolidation of Golden Telecom’s operations for all of 2009, compared to only 10 months in 2008. In functional currency terms, service costs in CIS fixed increased by 33.2% in 2009 compared to 2008.

Service costs in our Other reporting segment in 2009 were US$6.8 million, consisting primarily of interconnection expenses in our mobile operations in Cambodia.

Cost of equipment and accessories. Our consolidated cost of equipment and accessories increased by 9.3% to US$110.7 million during 2009 from US$101.3 million during 2008. This increase was primarily due to the sale of iPhones and USB modems to our customers that started in the end of 2008 and in the second half of 2008, respectively.

Selling, general and administrative expenses. Our consolidated selling, general and administrative expenses decreased by 15.8% to US$2,390.0 million during 2009 from US$2,838.5 million during 2008. This decrease was primarily due to the devaluation of functional currencies. As a percentage of consolidated net operating revenues, our consolidated selling, general and administrative expenses decreased to 27.5% in 2009 from 28.0% in 2008 mainly due to management’s initiatives to decrease costs. As a percentage of consolidated net operating revenues in 2009 compared to 2008, advertising and marketing expenses decreased by 1.6%, dealer commissions and other dealer-related costs decreased by 2.3%, technical and information technology expenses decreased by 1.1%, and other general and administrative expenses (excluding stock-based compensation expenses) increased by 1.0%. In 2009, stock-based compensation expenses were US$9.2 million compared to a stock-based compensation gain of US$119.3 million in 2008. The stock-based compensation gain in 2008 resulted from the decrease in our stock price in 2008. In December 2008, we modified our stock-based compensation program to satisfy equity classification pursuant to which we recognize stock-based compensation expenses evenly within the vesting period for that program.

Selling, general and administrative expenses in the Russia mobile segment decreased by 17.9% to US$1,623.8 million in 2009 from US$1,977.6 million in 2008. As a percentage of net operating revenues (including intersegment revenues) in the Russia mobile segment, selling, general and administrative expenses decreased by 0.6% in 2009 compared to 2008. As a percentage of net operating revenues (including intersegment revenues) in the Russia mobile segment, in 2009 compared to 2008, general and administrative expenses decreased by 0.6%, technical support expenses increased by 0.7% and sales and marketing expenses decreased by 0.7%.

Selling, general and administrative expenses in the Russia fixed segment decreased by 4.7% to US$393.3 million in 2009 from US$412.5 million in 2008. As a percentage of net operating revenues (including intersegment revenues) in the Russia fixed segment, selling, general and administrative expenses decreased by 5.5% in 2009 compared to the 2008. As a percentage of net operating revenues (including intersegment revenues) in the Russia fixed segment, in 2009 compared to 2008, general and administrative expenses decreased by 7.1%, technical support expenses increased by 1.2% and sales and marketing expenses increased by 0.4%.

Selling, general and administrative expenses in the CIS mobile segment decreased by 19.2% to US$305.1 million in 2009 from US$377.4 million in 2008. As a percentage of net operating revenues (including intersegment revenues) in the CIS mobile segment, selling, general and administrative expenses decreased by 1.7% in 2009 compared to 2008. As a percentage of net operating revenues (including intersegment revenues) in the CIS mobile segment, in 2009 compared to 2008, general and administrative expenses decreased by 0.3%, technical support expenses increased by 1.1% and sales and marketing expenses decreased by 2.5%.

Selling, general and administrative expenses in the CIS fixed segment decreased by 12.4% to US$62.1 million in 2009 from US$70.9 million in 2008. As a percentage of net operating revenues (including intersegment revenues) in the CIS fixed segment, selling, general and administrative expenses decreased by 2.4% in 2009 compared to 2008. As a percentage of net operating revenues (including intersegment revenues) in the CIS fixed segment, in 2009 compared to 2008, general and administrative expenses decreased by 4.4%, technical support expenses increased by 1.9% and sales and marketing expenses increased by 0.1%.

Selling, general and administrative expenses in the Other segment primarily consisted of expenses in our mobile operations in Cambodia, which amounted to US$19.8 million.

Depreciation and amortization expenses. Our consolidated depreciation and amortization expenses decreased by 9.9% to US$1,694.2 million in 2009 from US$1,881.2 million in 2008. The overall decrease in depreciation and amortization expenses was primarily due to the devaluation of functional currencies and a decrease in capital expenditures in 2009 in line with management’s conservative approach to capital investments and to internal targets for return on capital investments in response to existing adverse economic conditions. As a percentage of consolidated net operating revenues, depreciation and amortization expenses increased to 19.5% from 18.6% in 2009 compared to 2008.

Impairment loss. We did not have any write downs or impairment loss in 2009. In 2008, we wrote down US$37.6 million related to DVB-H and DVB-T licenses and recognized a US$90.1 million mobile goodwill and long lived assets impairment loss for Ukraine, and US$315.0 million fixed goodwill impairment loss for Russia. For details regarding our impairment loss and write down of long-lived assets in 2008, please see Note 10 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Provision for doubtful accounts. Our consolidated provision for doubtful accounts decreased by 6.2% to US$51.3 million in 2009 from US$54.7 million in 2008. As a percentage of consolidated net operating revenues, provision for doubtful accounts increased to 0.6% in 2009 compared to 0.5% in 2008 due to the growth of our fixed segments, which had higher doubtful debt rates than our mobile segments.

Operating Income

Our consolidated operating income increased by 1.7% to US$2,578.4 million during 2009 from US$2,536.0 million during 2008 primarily as a result of the foregoing. Our total operating income as a percentage of net operating revenues in 2009 increased to 29.6% from 25.1% in 2008.

During 2009, our operating income in the Russia mobile segment decreased by 18.1% to US$2,185.5 million compared to US$2,667.4 million during 2008, primarily due to the devaluation of the functional currency.

Our operating income in the Russia fixed segment increased to US$227.0 million in 2009 compared to US$191.2 million operating loss during 2008, primarily due to goodwill impairment loss of US$315.0 million in 2008, higher traffic volume and the full-year consolidation of Golden Telecom for 2009, compared to only 10 months in 2008.

Our operating income in the CIS mobile segment increased by 124.8% to US$183.9 million in 2009 from US$81.8 million in 2008, primarily due to goodwill and other long-lived assets impairment loss of US$90.1 million in 2008.

Our operating income in the CIS fixed segment decreased by 16.3% to US$20.0 million in 2009 from US$23.9 million in 2008, mainly due to devaluation of functional currencies.

Other Income and Expenses

Interest expense/income. Our consolidated interest expense increased by 20.8% to US$598.5 million during 2009 from US$495.6 million during 2008, primarily due to an increase in the average interest rates on our outstanding debt, which was 7.6% in 2009 compared to 7.0% in 2008. Our consolidated interest income decreased by 27.8% to US$51.7 million during 2009 from US$71.6 million during 2008, primarily due to lower interest rates on investments and short-term bank deposits.

Net foreign exchange (loss)/gain. We recorded a US$411.3 million foreign currency exchange loss during 2009 compared to a US$1,142.3 million foreign currency exchange loss during 2008. The losses were primarily due to the devaluation of the Russian ruble against the U.S. dollar during 2009 and 2008 which resulted in a corresponding revaluation of our U.S. dollar denominated financial liabilities, including our loan agreements. Our foreign currency exchange loss decreased in 2009 compared to 2008, primarily due to the lower rate of devaluation of the Russian ruble against the U.S. dollar of 2.9% in 2009 compared to 19.7% in 2008.

Equity in net (loss)/gain of associates. We recorded a net loss of US$35.8 million from our equity in associates during 2009 compared to a net loss of US$61.0 million during 2008, primarily due to our equity in Morefront Holdings Ltd., which was acquired in October 2008, and the losses incurred by GTEL-Mobile relating to commencement of its commercial operations.

Income tax expense. Our consolidated income tax expense increased by 43.1% to US$435.0 million during 2009 from US$303.9 million during 2008. The increase in income taxes was primarily due to the increase in income before income taxes. Our effective income tax rate was 28.0% in 2009 compared to 34.1% in 2008. The decrease in the effective income tax rate was primarily due to the non-recurrence in 2009 of a tax non-deductible impairment loss recorded in 2008, and a lower level of loss carry-forwards provided as non-recoverable in 2009 as compared to 2008.

Net (loss)/income attributable to the noncontrolling interest. Our net loss attributable to the noncontrolling interest was US$4.5 million during 2009 compared to a net gain of US$63.0 million during 2008, primarily due to foreign exchange losses incurred in 2009 by KaR-Tel, our subsidiary in Kazakhstan, and Mobitel, our subsidiary in Georgia.

Net income attributable to VimpelCom and net income attributable to VimpelCom per common share. In 2009, consolidated net income attributable to VimpelCom was US$1,121.8 million, or US$21.71 per common share (US$1.09 per ADS), compared to US$524.3 million, or US$10.32 per common share (US$0.52 per ADS), during 2008. In 2009, we reported diluted net income attributable to VimpelCom of US$21.69 per common share (US$1.08 per ADS), compared to diluted net income attributable to VimpelCom of US$10.32 per common share (US$0.52 per ADS) during 2008.

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

During 2008, we generated US$898.9 million of our mobile service revenues from value added services, or 12.2% of total net operating revenues in mobile Russia, compared to US$736.4 million, or 12.1% of net operating revenues in 2007. The increase in our mobile value added services revenues was primarily due to launch of Ring Back Tone and traffic sharing and also due to increased revenue from SMS.

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

Our revenues from value added services in the CIS increased by 43.1% in 2008 compared to 2007. During 2008, we generated US$140.2 million of our mobile service revenues from value added services in CIS, or 10.7% of our CIS mobile net operating revenues, compared to US$98.0 million and 10.6%, respectively, for 2007. The increase is primarily attributable to increased consumption of value added services in Kazakhstan and Uzbekistan.

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

Fixed revenues

In 2008, fixed net operating revenues in Russia, including intersegment revenues, amounted to US$1,429.5 million. US$688.0 million of fixed revenues were generated from our business operations, US$586.6 million from wholesale operations and US$154.7 million from residential operations.

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

Cost of equipment and accessories. Our consolidated cost of equipment and accessories increased by 1,646.6% to US$101.3 million during 2008 from US$5.8 million during 2007. This increase was primarily due to sales of iPhones and USB modems in the second half of 2008 and sales of fixed equipment due to consolidation of Golden Telecom results. Our cost of equipment and accessories as a percentage of net operating revenues increased to 1.0% during 2008 compared to 0.1% during 2007.

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

In CIS fixed operations, selling, general and administrative expenses amounted to US$70.9 million in 2008, an increase of US$37.0 million compared to US$33.9 million in 2007. In 2008, US$56.4 million were general and administrative expenses, US$9.7 million were spent for technical support and US$4.7 million were spent on sales and marketing.

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

In 2008, provisions for doubtful accounts in Russia mobile declined by 4.0% to US$41.1 million from US$42.8 million in 2007 and also declined in CIS mobile by 31.6% to US$ 6.7 million from US$9.8 million in 2007.

In Russia fixed segment, provisions for doubtful accounts were US$5.3 million in 2008. In CIS fixed operations, they were US$1.6 million in 2008 compared to US$0.4 million in 2007.

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

During 2008, we had an operating loss in our fixed operations in Russia which amounted to US$191.2 million due to impairment charge of US$315.0 million. Operating income in CIS fixed was US$23.9 million, an increase of 51.3% from US$15.8 million in 2007 primarily due to acquisition of Golden Telecom companies in CIS.

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

In March and August 2007, we entered into a series of forward agreements to acquire US$173.6 million in Russian rubles to hedge our short-term U.S. dollar denominated liabilities due in the first and second quarters of 2008 (including a zero-cost collar agreement in the principal amount of US$120.6 million).

In August 2006, we entered into a forward agreement to acquire US$110.0 million in Kazakh tenge to hedge financial liabilities of KaR-Tel. In October 2006, the forward agreement was restructured into a swap agreement in a principal amount of US$100.0 million to purchase U.S. dollars for Kazakh tenge at the fixed rate of 122.64 Kazakh tenge per U.S. dollar and transfer our floating U.S. dollar interest rate loans to a fixed Kazakh tenge loan with an interest rate of 9.9%. As of December 31, 2007, we had a swap agreement to purchase U.S. dollars for Kazakh tenge with principal amount of US$90.3 million. In March 2008, these swap agreements were terminated due to changes in Kartel-EBRD loan agreement.

In March and October 2008, we entered into a series of zero-cost collar agreements to acquire US$1,495.4 million in Russian rubles to hedge our U.S. dollar denominated liabilities due in 2008 and the first, second and third quarters of 2009.

In March 2009, we entered into a series of forward agreements to acquire US$166.7 million in Russian rubles to hedge our short-term U.S. dollar denominated liabilities due in the fourth quarter of 2009.

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

Liquidity and Capital Resources

Consolidated Cash Flow Summary

The following table shows our cash flows for years ended December 31, 2009, 2008 and 2007 (in millions of U.S. dollars):

	Year ended December 31,
	2009	2008	2007
	(US$ in millions)
Consolidated Cash Flow
Net cash provided by operating activities	3,512.8	3,421.9	3,037.7
Net cash (used in)/provided by financing activities	(1,545.4)	3,750.9	(193.7)
Net cash used in investing activities	(1,433.5)	(7,177.2)	(2,234.6)
Effect of exchange rate changes on cash and cash equivalents	(1.7)	(84.6)	49.8
Net increase/(decrease) in cash and cash equivalents	532.3	(89.0)	659.2

During the years ended December 31, 2009, 2008 and 2007, we generated positive cash flow from our operating activities and negative cash flow from investing activities. Cash flow from financing activities was negative during 2009, positive during 2008 and negative during 2007. The negative cash flow from financing activities during the year ended December 31, 2009 was mostly due to repayments of our existing debt facilities, which exceeded new borrowings, and payment of cash dividends of US$315.6 million (including related withholding tax). The positive cash flow from financing activities during 2008 was primarily the result of the receipt of proceeds from a US$1,500.0 million bridge term loan facility entered into on February 8, 2008 and refinanced by the issuance of US$2,000.0 million limited-recourse loan participation notes by VIP Finance Ireland Limited on April 30, 2008, a US$2,000.0 million syndicated term loan facility entered into on February 8, 2008 and a US$750.0 million loan facility signed with Sberbank on February 14, 2008. The negative cash flow from financing activities during 2007 was primarily the result of repayments of our existing debt facilities and our payment of cash dividends of US$331.9 million (including related withholding tax).

As of December 31, 2009, we had negative working capital of US$447.7 million, compared to negative working capital of US$1,407.8 million as of December 31, 2008. Working capital is defined as current assets less current liabilities. The decrease in our working capital deficit as of December 31, 2009, was mainly due to the increase in our cash and cash equivalents balance to US$1,446.9 million as of December 31, 2009 from US$914.7 million as of December 31, 2008, and a decrease in accounts payable to US$545.7 million as of December 31, 2009 from US$896.1 million as of December 31, 2008.

Our working capital is monitored on a regular basis by management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Short term borrowing payments are split during the year, and the majority of our short term borrowings become due in the first and the third quarters of 2010. Our management expects to make these payments as they become due. Our management believes that our working capital is sufficient to meet our present requirements.

Operating Activities

During 2009, net cash provided by operating activities was US$3,512.8 million, a 2.7% increase over the US$3,421.9 million of net cash provided by operating activities during 2008, which, in turn was a 12.6% increase over the US$3,037.7 million of net cash provided by operating activities during 2007. The improvement in net cash provided by operating activities during 2009 as compared to 2008 was primarily the result of an increase in net income to US$1,117.3 million in 2009 from US$587.3 million in 2008 and working capital management.

Financing Activities

During 2009, we repaid approximately US$2,432.9 million of indebtedness.

The following table provides a summary of VimpelCom’s outstanding indebtedness with an outstanding principal balance exceeding US$10.0 million as of December 31, 2009. Many of the agreements relating to this indebtedness contain various restrictive covenants, including change of control restrictions and financial covenants. In addition, certain of these agreements subject our subsidiaries to restrictions on their ability to pay dividends or repay debts to VimpelCom. For additional information on this indebtedness, please refer to the notes to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. For information relating to our outstanding indebtedness subsequent to December 31, 2009, see “—2010” below. For a description of some of the risks associated with certain of our indebtedness, please refer to the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors.”

Borrower	Type of debt/lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
VimpelCom	Syndicated loan from ABN AMRO Bank N.V., Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited	3 months LIBOR plus 2.5%(1)	US$1,170.0	February 8, 2011	None	None

VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.125%	US$1,000.0	July 19, 2018	None	None

VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	8.375%	US$800.6	April 30, 2013	None	None

VimpelCom	Loan from Syndicate of Banks Syndicated loan from the Bank of Tokyo-Mitsubishi UFJ, LTD., Barclays Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Standard Bank PLC, Sumitomo Mitsui Banking Corporation Europe Limited, WestLB AG, London Branch, EDC, Nordea Bank AB, ZAO Citibank	3months EURIBOR plus 3.3%(1)	US$632.4 (€440.8)	October 15, 2011	None	None

VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.25%	US$600.0	May 22, 2016	None	None

VimpelCom	Loan from Sberbank	13.0%	US$591.4 (RUR 17,886.4)	February 13, 2013	None	None

VimpelCom	Loan from VC-Invest (funded by the RUR denominated bonds by VC-Invest)	15.2%	US$330.6 (RUR 10,000.0)	July 12, 2011	VimpelCom	None

VimpelCom	Loan from VC-Invest (funded by the RUR denominated bonds by VC-Invest)	9.05%	US$330.6 (RUR 10,000.0)	July 19, 2013	VimpelCom	None

Borrower	Type of debt/lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
VimpelCom	Loan from Sberbank	15.0%	US$330.6 (RUR 10,000.0)	April 30, 2013	None	None

VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.0%	US$278.5	February 11, 2010	None	None

VimpelCom	Loan from Sberbank	16.25%	US$264.5 (RUR 8,000.0)	December 27, 2011	None	None

VimpelCom	Loan from Sberbank	11.0%	US$250.0	December 27, 2012	None	Telecommunications equipment

Sovintel	Syndicated loan from Citibank N.A., Bahrain ING BANK (EURASIA) ZAO Banca Intesa Bayerische Landesbank Commerzbank (Eurasija) SAO Export Development Canada HSBC Bank Plc HVB Banque Luxembourg Société Anonyme Bank Austria Creditanstalt AG KfW, Frankfurt Skandinaviska Enskilda Banken AB Bank WestLB Vostok (ZAO) BNP Paribas IKB Deutsche Industriebank AG Closed Joint Stock Company International Moscow Bank VTB Bank (Deutschland) AG	3 months LIBOR plus 2.0%	US$190.4	January 25, 2012	VimpelCom	None

VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.375%	US$184.8	October 22, 2011	None	None

VimpelCom	Loans from Bayerische Hypo und Vereinsbank AG	AB SEK Rate plus 0.75%	US$90.3	June 15, 2016	EKN	None

VimpelCom	Loan from HSBC Bank plc	6 month MOSPRIME plus 0.08%	US$46.7	March 28, 2014	EKN	None

VimpelCom	Loan arranged by Citibank, N.A.	LIBOR plus 0.1%	US$44.7	November 7, 2012	Euler Hermes Kreditversicherungs (Hermes)	None

VimpelCom	Loan from SvenskaHandelsbanken	LIBOR plus 0.325%	US$42.7	November 30, 2012	Swedish Export Credits Guarantee Board (EKN)	None

Investelectrosvyaz	Cisco Capital	16.0%	US$42.6 (RUR 1,410.0)	July 2012	VimpelCom	Telecom equipment

Borrower	Type of debt/lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
KaR-Tel	Loan from Bayerische Landesbank	LIBOR plus 0.38%	US$28.4	December 27, 2012	Hermes Export Credit Agency	None

URS	Loan arranged by Standard Bank Plc, SMBCE and VTB Bank Europe plc	LIBOR plus 1.15%	US$20.0	March 26, 2010	VimpelCom	None

Sotelco	Loan from China Construction Bank	LIBOR plus 2.1%	US$19.4	June 2016	Sinosure	None

VimpelCom	Loan from Svenska Handelsbanken	LIBOR plus 0.325%	US$14.9	May 20, 2011	EKN	None

Unitel	Equipment financing agreement with Huawei	8.0%	US$14.6	Various dates through 2010	None	Network equipment

Other loans, equipment financing and capital lease obligations	—	—	US$34.3	—	—	—

(1)	Interest rate was increased by 1.00% p.a. for 12 month period starting from effective date of the Amendment Agreements (May 6, 2009 and May 5, 2009, respectively).

2010. On January 12, 2010, LLC VimpelCom-Invest, our consolidated Russian subsidiary, determined the interest rate for the fourth and subsequent payment periods on its Russian ruble-denominated bonds at 9.25%. The bonds were issued on July 25, 2008 in an aggregate principal amount of RUR10.0 billion (US$427.7 million at the exchange rate as of July 25, 2008). Bondholders had the right to put their bonds to VimpelCom-Invest through January 22, 2010, in accordance with the original terms of the bonds. On January 26, 2010, VimpelCom-Invest repurchased an aggregate principal amount of RUR6.1 billion (or approximately US$201.3 million at the exchange rate as of January 26, 2010) from bondholders who exercised their right to sell the bonds. All of the repurchased bonds were re-sold in the market by VimpelCom-Invest as of February 24, 2010.

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

Investing Activities

Our investing activities included payments related to the purchase of equipment, telephone line capacity, buildings and other assets as a part of the ongoing development of our mobile networks and fixed-line business. In 2009, our total payments for purchases of property and equipment, intangible assets, software and other non-current assets were approximately US$932.4 million, compared to US$2,444.6 million during 2008 and US$1,690.7 million during 2007. In 2009, we did not have any payments in respect of acquisitions, compared to US$4,134.6 million during 2008 and US$301.3 million during 2007.

Acquisitions and dispositions. Our significant acquisitions and dispositions from 2007, 2008 and 2009 are summarized below.

In April 2007, VimpelCom entered into an agreement to sell a 33.3% ownership interest in its wholly-owned subsidiary, Freevale, for a sale price of US$20.0 million. Freevale Enterprises owns 21.0% of Unitel. The sale effectively represents 7.0% of Unitel. The transaction was finalized on June 14, 2007. In connection with this agreement, the purchaser granted us an option to acquire the entire remaining interest held by the purchaser and, simultaneously, we granted the purchaser an option to sell to us the entire remaining interest held by the purchaser.

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

On August 13, 2007, we acquired Closed Joint Stock Company “Corporation Severnaya Korona”, or CSK, which holds GSM 900/1800 and D-AMPS licenses covering the Irkutsk Region. We acquired 100.0% of the shares of CSK for approximately US$235.5 million. At the time of its acquisition, CSK had approximately 571,000 subscribers.

On December 21, 2007, two of our subsidiaries and Golden Telecom, a leading provider of fixed-line telecommunications and Internet services in major population centers throughout Russia and other countries in the CIS, signed a definitive merger agreement pursuant to which an indirect wholly-owned subsidiary of our company commenced a tender offer on January 18, 2008, to acquire 100.0% of the outstanding shares of Golden Telecom’s common stock at a price of US$105.0 per share in cash. The initial tender offer period and subsequent tender offer period closed on February 26, 2008, with 94.4% of the outstanding shares of Golden Telecom’s common stock being tendered. On February 28, 2008, our indirect wholly owned subsidiary was merged with and into Golden Telecom, and Golden Telecom became our indirect wholly owned subsidiary. The total purchase price for 100.0% of the shares of Golden Telecom was US$4,316.2 million. In connection with the merger, the outstanding and unvested employee stock options and stock appreciation rights relating to Golden Telecom’s common stock were converted into the right to receive US$105.0 in cash, less the exercise price relating to such options, and US$53.8 in cash less the exercise price relating to such rights, respectively. The right to receive such payments continues to vest in accordance with the original vesting schedules for such options and rights respectively.

On June 11, 2008, we increased our share of ownership in Closed Joint Stock Company Cortec, or Corbina Telecom, a 51.0% subsidiary of Golden Telecom, by acquiring the remaining 49.0% from Inure Enterprises Ltd. for US$404.0 million and US$4.2 million of costs related to acquisition. As a result of this transaction, VimpelCom and its subsidiary together now own 100.0% of the shares of Corbina Telecom. The step acquisition was recorded under the purchase method of accounting. Our financial results reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, we have assigned US$68.1 million to intangible assets which will be amortized over a weighted average period of approximately 12 years, recording of a deferred tax liability in the amount of US$17.3 million and adjusted minority interest by US$40.4 million. The total fair value of identifiable net assets acquired amounted to US$95.3 million. The excess of the acquisition cost over the fair value of identifiable net assets of Corbina Telecom amounted to US$312.9 million and was assigned to Russia fixed reporting unit.

On July 8, 2008 VimpelCom and our wholly owned direct subsidiary Ararima Enterprises Limited (Cyprus), or Ararima, signed a Joint Venture and Shareholders Agreement, referred to as the JVA, to establish a mobile telecommunications joint venture in Vietnam under the name of GTEL-Mobile Joint Stock Company, or GTEL-Mobile. The other participants in GTEL-Mobile are Global Telecommunications Corporation, or GTEL, a Vietnamese state-owned enterprise and GTEL TSC, a subsidiary of GTEL. Subject to the conditions contained in the JVA and in accordance with the Vietnamese investment laws, Ararima received a 40.0% voting and economic interest in GTEL-Mobile in consideration for an equity investment of US$266.6 million that has been paid in full. GTEL and GTEL TSC have equity interests in GTEL-Mobile of 51.0% and 9.0%, respectively. GTEL-Mobile has received all of the regulatory approvals required under the JVA, including the registration of the GTEL-Mobile’s GSM license and related frequencies.

On July 16, 2008, VimpelCom through Ararima acquired an indirect 90.0% voting and economic interest in the Cambodian company Sotelco Ltd., which holds a GSM 900/1800 license and related frequencies for the territory of Cambodia. The transaction was made through the purchase of 90.0% of Sotelco’s parent company, Atlas Trade Limited (BVI), or Atlas, for US$28.0 million from Altimo Holdings and Investments Limited, or Altimo, a related party of VimpelCom. The remaining 10.0% of Atlas is owned by a local partner, a Cambodian entrepreneur. VimpelCom has also acquired a call option to purchase the 10.0% interest of the local partner. The acquisition of Sotelco was accounted for as an asset purchase of the telecom license through a variable interest entity. On acquisition, we allocated approximately $41.6 million to license, $8.3 million to deferred tax liability and $5.1 million to noncontrolling interest.

On October 23, 2008, VimpelCom through its subsidiary Ararima acquired 49.9% of the outstanding shares of Morefront Holdings Ltd., or Morefront, from Rambert Management Ltd., or Rambert, for approximately US$226.0 million. Morefront owns 100.0% of Euroset. As part of the transaction, VimpelCom has agreed on put and call options exercisable after three years with respect to a further 25.0% less one share of Morefront owned by Rambert and call options exercisable in the event of a change of control over Rambert or a deadlock, in each case with respect to all remaining shares of Morefront owned by Rambert.

Other acquisitions and dispositions. On July 1, 2008, we exercised our option to acquire an additional 25.0% less one share of Limnotex Developments Limited, or Limnotex, for US$561.8 million. Limnotex is the parent company of KaR-Tel, our operating subsidiary in Kazakhstan. As a result of the exercise, our overall direct and indirect share stake in Limnotex increased from 50.0% plus one share to 75.0%. The acquisition was recorded as step acquisition under the purchase method of accounting. Our financial results reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, we have assigned US$147.7 million to intangible assets which will be amortized over a weighted average period of approximately seven years, recording of a deferred tax liability in the amount of US$42.8 million and adjusted noncontrolling interest by US$153.9 million. The fair value of acquired identifiable net assets amounted to US$99.9 million. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$309.4 million. This amount was recorded as goodwill, was assigned to the Kazakhstan reporting unit and is subject to annual impairment tests. To ensure a path to complete ownership over KaR-Tel, in June 2008, we amended our existing contractual arrangements with Crowell Investments Limited, or Crowell, to include new put and call option arrangements with respect to the remaining 25.0% share in Limnotex held by Crowell. The put option was initially exercisable by Crowell between January 1, 2010 and December 31, 2010, at a price of US$550.0 million in the aggregate. The call option was initially exercisable by our company any time between the date of delivery of KaR-Tel’s 2008 audited financial statements and December 31, 2011, at a price determined by a fair value-based pricing mechanism. We were required to exercise the call option in full by December 31, 2011. On May 29, 2009, the terms of the contractual redemption arrangements that had been agreed in June 2008 were further amended such that the put option is now exercisable between January 1, 2013 and December 31, 2013. The call option is now exercisable any time between the date of delivery of KaR-Tel’s 2011 financial statements and three years after that date, and we are required to exercise the call option in full on a date which is after the delivery of KaR-Tel’s 2014 financial statements.

During the year 2008, we completed several small acquisitions of fixed-line telecommunication operators in different regions of Russia with total consideration of US$32.2 million. The acquisitions were recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of the acquired companies amounted to US$21.9 million and adjusted minority interest by US$11.7 million. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$10.3 million. This amount was recorded as goodwill and was mainly assigned to the Russia fixed reporting unit and is subject to annual impairment tests.

On September 16, 2009, we signed an agreement for the acquisition of a 78.0% stake in Millicom Lao Co., Ltd., a mobile telecommunications operator with operations in the Lao PDR, from Millicom and Cameroon Holdings B.V. (Netherlands). The remaining 22.0% of Millicom Lao Co. is owned by the government of the Lao PDR, as represented by the ministry of finance. The purchase price for the acquisition will be determined on the completion date and will be based on an enterprise value of Millicom Lao Co. of US$102.0 million. On March 31, 2010, Millicom notified us that we had not completed the agreement to acquire Millicom’s 74.1% holding in Millicom Lao Co. Ltd. despite all conditions precedent having been met. The notice also stated that Millicom reserved its rights under the terms of the agreement, including the right to seek compensation for any loss of value and indicated its intention to proceed with the sale of its Laos operation. The transaction has not yet been closed by us due to the absence of an endorsement from the Lao government. We continue to seek such endorsement, however, there is no assurance that we will receive the endorsement and complete the transaction. If we do not complete the transaction, Millicom may bring an action against us. For information relating to the risks associated with this transaction, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may not realize the anticipated benefits from acquisitions and we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with acquisitions.”

On December 30, 2009, LLC Golden Telecom (Ukraine) acquired 20.0% of the outstanding interests in its charter capital for total consideration of US$18.2 million. Payment of US$2.3 million of the total purchase price is subject to receipt of permission/license of the National Bank of Ukraine.

Other investing activities. On February 13, 2008, VimpelCom advanced to Crowell a loan in the principal amount of US$ 350.0 million at the interest rate of 10.0% under a loan agreement as of February 11, 2008, the Crowell Loan Agreement. The loan was secured by 25.0% of the shares of Limnotex, the parent company of KaR-Tel. The loan agreement was entered into after Crowell acquired the entire issued share capital of Menacrest Limited, or Menacrest, which is the parent company of LLC Sky Mobile, or Sky Mobile, a mobile operator in Kyrgyzstan. Crowell granted us two call options over the entire issued share capital of Menacrest. The loan has been recorded in long-term loans receivable and related accrued interest of US$26.7 million in other current assets. On May 29, 2009, we agreed to amend the terms of the Crowell Loan Agreement to extend the maturity until February 11, 2014. In addition, the security interest granted by Crowell to us over 25.0% of the shares of Limnotex was replaced by a security interest over 100.0% of the shares of Menacrest.

Future Liquidity and Capital Requirements

Telecommunications service providers require significant amounts of capital to construct networks and attract subscribers. In the foreseeable future, our further expansion will require significant investment activity, including the purchase of equipment and possibly the acquisition of other companies.

Our capital expenditures during 2009 were approximately US$814.1 million for the purchase of property and other long-lived assets compared to approximately US$2,570.8 million during 2008 and US$1,772.8 million during 2007. This decrease was mainly due to adverse economic conditions and historical traffic trends in response to which our management took a conservative approach to capital investments and to internal targets for return on capital investments. The decline in 2009 capital expenditures in U.S. dollar reporting currency terms is also linked to the devaluation of the functional currencies of VimpelCom and most of its subsidiaries because we made some capital expenditures in functional currencies. Our capital expenditures do not include investments made through acquisition of interests in companies.

We expect that our capital expenditures in 2010 will mainly consist of network roll-out for both 2G and 3G and maintenance expenditures. Our management expects our total capital expenditures in 2010 to be approximately 15.0-20.0% of our 2010 consolidated net operating revenues. In each of 2009, 2008 and 2007, our capital expenditures were 9.4%, 25.4% and 24.7% of its consolidated net operating revenues, respectively. The actual amount of our capital expenditures for 2010 will depend on market development and our performance.

Our management anticipates that the funds necessary to meet our current capital requirements and those to be incurred in the foreseeable future (including with respect to any possible acquisitions) will come from:

•	cash we currently hold;

•	operating cash flows;

•	export credit agency guaranteed financing;

•	borrowings under bank financings, including credit lines currently available to us;

•	syndicated loan facilities; and

•	debt financings from Russian and international capital markets.

Our management believes that funds from a number of these sources, coupled with cash on hand, will be sufficient to meet our projected capital requirements for the next twelve months. As of March 1, 2010, we had US$58.5 million available to us under existing credit lines.

Our management expects positive cash flows from operations will continue to provide us with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and Russian banks, the willingness of international banks to lend to Russian companies and the liquidity of international and Russian capital markets. The actual amount of debt financing that we will need to raise will be influenced by the actual pace of traffic growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU. For the risks associated with our ability to meet our financing needs, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to raise additional capital.”

Contractual Obligations

As of December 31, 2009, we had the following contractual obligations, including long-term debt arrangements, equipment financing, capital leases, and commitments for future payments under non-cancelable lease arrangements and purchase obligations. We expect to meet our payment requirements under these obligations with cash flows from our operations and other financing arrangements. For information relating to our outstanding indebtedness subsequent to December 31, 2009, see “—Financing Activities—2010”.

	Payments due by period (in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations(1)
Long-term debt(2)	7,086.0	1,729.3	2,586.5	1,170.2	1,600.0
Equipment financing(3)	262.7	79.9	108.0	51.7	23.1
Capital lease obligations(3)	4.3	4.0	0.3	—	—
Non-cancelable lease obligations	71.6	14.0	21.6	12.3	23.8
Purchase obligations(4)	120.6	98.3	20.8	0.3	1.2
Other long-term liabilities	—	—	—	—	—
Total	7,545.2	1,925.5	2,737.1	1,234.4	1,648.1

(1)	Debt payments could be accelerated upon violation of debt covenants.
(2)	Long-term debt includes only principal amounts. For further information on interest rates on our long-term debt, see “—Financing Activities” above. Loans from UBS (Luxembourg) S.A. and VIP Finance Ireland Ltd. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A. and VIP Finance Ireland Ltd., respectively) are included under long-term debt.
(3)	Amounts include principal and accrued interest.
(4)	Purchase obligations primarily include our material contractual legal obligations for the future purchase of equipment and services. On August 13, 2008, the company entered into an agreement with Apple Sales International, or Apple, to purchase 1.5 million iPhone handsets under the quarterly purchase installments over a two year period beginning with commercial launch in the fourth quarter 2008. In 2009 and 2008, we made 0.5% and 12.0% of our total purchase installment contemplated by the agreement, respectively. In January and February 2010, we made 1.6% of our total purchase installment contemplated by the agreement. The amounts do not include our obligation, if any, to purchase iPhones under our agreement with Apple as we are unable to estimate the amount of such obligation.

Basis of Presentation of Financial Results

We maintain our records and prepare our statutory financial statements in accordance with Russian accounting principles and tax legislation and in accordance with U.S. GAAP. Our subsidiaries outside of Russia record and prepare their statutory financial statements in accordance with local accounting principles and tax legislation and in accordance with U.S. GAAP. Our audited consolidated financial statements have been prepared in accordance with U.S. GAAP. They differ from our financial statements issued for statutory purposes. The principal differences relate to:

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

Our audited consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F include the accounts of our company and our consolidated subsidiaries. All inter-company accounts and transactions have been eliminated. We have used the equity method of accounting for companies in which our company has significant influence. Generally, this represents voting stock ownership of at least 20.0% and not more than 50.0%.

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

Certain Factors Affecting Our Financial Position and Results of Operations

Our financial position and results of operations for 2009 as reflected in our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F have been influenced by the following additional factors:

Inflation

Russia has experienced periods of high levels of inflation since the early 1990s. In 2006, we introduced a number of Russian ruble-denominated tariff plans, which could expose us to additional inflationary risk. Please also see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Sustained periods of high inflation may materially adversely affect our business.” Inflation affects the purchasing power of our mass market subscribers. For 2009, 2008 and 2007, Russia’s inflation rates were 8.8%, 13.3% and 11.9%, respectively. For 2009, 2008 and 2007, inflation rates in Ukraine were 12.3%, 22.3% and 16.6%, respectively, in Kazakhstan 6.2%, 9.5% and 18.8%, respectively, in Uzbekistan 7.4%, 7.8% and 6.8%, respectively, in Armenia 3.4%, 5.5% and 6.6%, respectively, in Tajikistan 5.0%, 11.8% and 19.7%, respectively, in Georgia were 3.0%, 5.5% and 11.0%, respectively, and in Cambodia 5.3%, 19.7% and 4.7%, respectively.

Foreign Currency Translation

Our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F are presented in U.S. dollars. Amounts included in these financial statements were presented in accordance with Statement of Financial Accounting Standards, or SFAS, No. 52 using the current rate method of currency translation with the U.S. dollar as the reporting currency.

Russia. The national currency of Russia is the Russian ruble. We have determined that the functional currency for Russia is the Russian ruble. As of December 31, 2009, 2008 and 2007, the official Central Bank of Russia Russian ruble-U.S. dollar exchange rates were 30.2442, 29.3804 and 24.5462 Russian rubles per U.S. dollar, respectively. During 2009, the average Russian ruble-U.S. dollar exchange rate was 27.7% lower than the average Russian ruble-U.S. dollar exchange rate during 2008. During 2008, the average Russian ruble-U.S. dollar exchange rate was 2.9% higher than the average Russian ruble-U.S. dollar exchange rate during 2007.

Kazakhstan. The national currency of the Republic of Kazakhstan is the Kazakh tenge. We have determined that the functional currency of our subsidiary in Kazakhstan is the Kazakh tenge, as it reflects the economic substance of the underlying events and circumstances of the company. The Kazakh tenge is not a convertible currency outside Kazakhstan. As of December 31, 2009, 2008 and 2007, the official National Bank of Kazakhstan tenge-U.S. dollar exchange rates were 148.36, 120.77 and 120.55 Kazakh tenge per U.S. dollar, respectively. During 2009 the average Kazakh tenge-U.S. dollar exchange rate was 22.6% lower than the average Kazakh tenge-U.S. dollar exchange rate during 2008. During 2008 the average Kazakh tenge-U.S. dollar exchange rate was 1.8% higher than the average Kazakh tenge-U.S. dollar exchange rate during 2007.

Ukraine. The national currency of Ukraine is the Ukrainian hryvnia. We have determined that the functional currency of our subsidiary in Ukraine is the Ukrainian hryvnia, as it reflects the economic substance of the underlying events and circumstances of the company. The Ukrainian hryvnia is not a convertible currency outside Ukraine. As of December 31, 2009 and 2008, the official National Bank of Ukraine hryvnia-U.S. dollar exchange rates were 7.985, 7.70 and 5.05 Ukrainian hryvnia per U.S. dollar, respectively. During 2009 the average Ukrainian hryvnia-U.S. dollar exchange rate was 47.9% lower than the average hryvnia-U.S. dollar exchange rate during 2008. During 2008 the average Ukrainian hryvnia-U.S. dollar exchange rate was 4.3% lower than the average Ukrainian hryvnia-U.S. dollar exchange rate during 2007.

Tajikistan. The national currency of Tajikistan is the Tajik somoni. We have determined that the functional currency of our subsidiary in Tajikistan is the U.S. dollar, as it reflects the economic substance of the underlying events and circumstances of the company. The Tajik somoni is not a convertible currency outside Tajikistan.

Uzbekistan. The national currency of Uzbekistan is the Uzbek sum. We have determined that the functional currency of our subsidiary in Uzbekistan is the U.S. dollar, as it reflects the economic substance of the underlying events and circumstances of the company. The Uzbek sum is not a convertible currency outside Uzbekistan.

Armenia. The national currency of Armenia is the Armenian dram. We have determined that the functional currency of our subsidiary in Armenia is the Armenian dram, as it reflects the economic substance of the underlying events and circumstances of the company. The Armenian dram is not a convertible currency outside Armenia. As of December 31, 2009 and 2008, the official Central Bank of Armenia Armenian dram-U.S. dollar exchange rates were 377.89, 306.73 and 304.57 Armenian drams per U.S. dollar, respectively. During 2009 the average Armenian dram-U.S. dollar exchange rate was 18.7% lower than the average Armenian dram-U.S. dollar exchange rate during 2008. During 2008 the average Armenian dram-U.S. dollar exchange rate was 10.6% higher than the average Armenian dram-U.S. dollar exchange rate during 2007.

Georgia. The national currency of Georgia is the Georgian lari. We have determined that the functional currency of our subsidiary in Georgia is the Georgian lari, as it reflects the economic substance of the underlying events and circumstances of the company. The Georgian lari is not a convertible currency outside Georgia. As of December 31, 2009 and 2008, the official Georgian lari-U.S. dollar exchange rates were 1.6858, 1.6670 and 1.5916 lari per U.S. dollar, respectively. During 2009, the average Georgian lari-U.S. dollar exchange rate was 12.1% lower than the average Georgian lari-U.S. dollar exchange rate during 2008. During 2008, the average Georgian lari-U.S. dollar exchange rate was 10.8% higher than the average Georgian lari-U.S. dollar exchange rate during 2007.

Conversion of foreign currencies that are not convertible outside the applicable country to U.S. dollars or other foreign currency should not be construed as a representation that such currency amounts have been, could be, or will be in the future, convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates.

We have implemented a number of risk management activities to minimize currency risk and exposure in Russia and certain of the other countries in which we operate, as further described under the section of this Annual Report on Form 20-F entitled “Item 11 - Quantitative and Qualitative Disclosures about Market Risk.”

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual amounts may differ from these estimates. The following critical accounting policies require significant judgments, assumptions and estimates and should be read in conjunction with our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Revenue Recognition

We earn service revenues for usage of our cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect fees from other mobile and fixed-line operators, roaming charges and charges for value added services. Interconnect revenues include revenues from mobile and fixed-line operators that were earned from the services rendered for traffic termination from other operators. Roaming revenues include both revenues from our customers who roam outside of their home country networks and revenues from other wireless carriers for roaming by their customers on our network. Value added services include SMS, MMS, caller number identification, voice mail, call waiting, data transmission, mobile Internet, music downloads and other services. The cost of content revenue relating to value added services is presented net of related costs when the Company acts as an agent of the content providers. Generally, these features generate additional revenues through monthly subscription fees or increased mobile usage through utilization of the features. Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. Prepaid cards, used as a method of cash collection, are accounted as customer advances for future services. Prepaid cards do not have expiration dates but are subject to statutory expiration periods, and unused balances are added to service revenue when cards expire. We also use E-commerce systems, retail offices and agent locations as channels for receiving customer payments. Revenue from Internet services is measured primarily by the time spent by subscribers online using Internet services. Revenue from service contracts is accounted for when the services are provided. Payments from customers for equipment are not recognized as revenue until installation and testing are completed and accepted by the customer. Domestic Long Distance/International Long Distance, or DLD/ILD, and zonal revenues are recorded gross or net depending on the contractual arrangements with the end-users. We recognize DLD/ILD and zonal revenues from local operators net of payments to these operators for interconnection and agency fees when local operators establish end-user tariffs and assume credit risk. Revenues are stated net of value-added tax and sales tax charged to customers.

Our billing cycles’ cut-off times require us to estimate the amount of service revenue earned but not yet billed at the end of each accounting period. We estimate our unbilled service revenue by reviewing the amounts subsequently billed and estimating the amounts relating to the previous accounting period based on the number of days covered by invoices and other relevant factors. Actual service revenues could be greater or lower than the amounts estimated due to the different usage of airtime in different days. We have analyzed the potential differences and believe that historically such differences have not been material.

In line with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (ASC 605-10-S25-3, Revenue Recognition-Overall-SEC Recognition-Delivery and Performance), we defer telecommunications connection fees. Deferred revenues are subsequently recognized over the estimated average customer lives under tariff plans, which provide for payment of connection fees and which are periodically reassessed by us, and such reassessment may impact our future operating results.

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

We account for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (ASC 360-10, Property, Plant and Equipment – Overall). SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment tests require estimates in respect of the grouping of long-lived assets. We test long-lived assets for impairment when there are indicators of impairment, such as: significant decrease in the market prices of long-lived assets, significant adverse change in the extent or manner in which long-lived assets are being used or in their physical condition, significant adverse change in legal factors or in the business climate that could affect the value of a long-lived assets, including an adverse action or assessment by a regulator, etc. The determination of whether there are impairment indicators requires judgment on our behalf. The use of different assumptions in our estimated future cash flows when determining whether the assets are impaired may result in additional impairment charge.

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

The actual economic lives of intangible assets may be different than our estimated useful lives, thereby resulting in a different carrying value of our intangible assets with finite lives. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we continue to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. These evaluations could result in a change in the amortizable lives of our intangible assets with finite lives and, therefore, our amortization expense in future periods. Historically, we have had no material changes in estimated useful lives of our intangible assets.

In accordance with ASC 350-10 (SFAS No. 142) we test goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include, but are not limited to, a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of our business or other factors.

Goodwill impairment is evaluated using a two-step process. The first step involves a comparison of the estimated fair value of each of our eight geographic reporting units to its carrying amount, including goodwill. In performing the first step, we determine the fair value of a reporting unit in accordance with ASC 820, Fair Value Measurements and Disclosures, (SFAS 157 Fair Value Measurement), using an income approach. When available and as appropriate, we use comparative market multiples to corroborate discounted cash flows results.

Determining fair value based on the income approach is based on the present value of estimated future cash flows from a market participant perspective, discounted at an appropriate risk-adjusted rate. The cash flows employed in the discounted cash flow, or DCF, analyses are based on the most recent views of the medium and long-term outlook for each reporting unit considering market development, penetration and competitive environment in each geographic location and sub sector (fixed line, internet and mobile segments). The discount rates used in the DCF analyses are intended to commensurate with the risks and uncertainty inherent in the respective businesses forecasts. We derive our discount rates by applying the capital asset pricing model (i.e., to estimate the cost of equity financing) and analyzing published rates for industries relevant to its reporting units (including public information about risks premiums, cost of debt as well as debt-to-equity structure).

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

We did not have an impairment loss in 2009, but we recorded an impairment loss of US$442.7 million in 2008. For details regarding our impairment loss and write down of long-lived assets in 2008, please see Note 10 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

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

Valuation Allowance for Deferred Tax Assets

We record valuation allowances related to tax effects of deductible temporary differences and loss carry forwards when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income, reversals of the various taxable temporary differences and the consideration of any available tax planning strategies. Each of these approaches to estimating future taxable income includes substantial judgment and assumptions related to, among other things, our expected levels of future taxable profits, the timing pattern of reversing future taxable differences and our abilities to actually implement a tax planning strategy. As of December 31, 2009, our deferred tax asset was US$91.5 million net of allowance of US$108.9 million.

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

Stock-based Compensation

As of January 1, 2006 we adopted SFAS No. 123 (revised 2004) Share Based Payment, or SFAS No. 123R (primarily codified in ASC 718-10, Compensation – Stock Compensation – Overall), which is a revision of SFAS No. 123 and SFAS No. 95, Statement of Cash Flows. Under SFAS No. 123R, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments.

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

We also have stock-based compensation in the form of cash settled stock appreciation rights. These instruments, which are recorded as liabilities, are remeasured based on the fair value of the instruments on each reporting date and is required to be recognized over the period during which the employees are required to provide services in exchange for the stock-based compensation.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, primarily codified in ASC 820, Fair Value Measurements and Disclosures. The standard provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. VimpelCom measures financial assets and financial liabilities at fair value on a recurring basis where it is required by other GAAP. ASC 820, Fair Value Measurements and Disclosures, is effective for nonfinancial assets and liabilities for fiscal years beginning after November 15, 2008. VimpelCom adopted ASC 820, Fair Value Measurements and Disclosures, for nonfinancial assets and liabilities on January 1, 2009, which did not have a material impact on VimpelCom’s results of operations or financial position.

On December 4, 2007, the FASB issued SFAS No. 141(R), Business Combinations, and SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51, primarily codified in ASC 805, Business Combinations, and ASC 810-10, Consolidation-Overall, respectively. These new standards significantly change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. Under ASC 805, Business Combinations, acquisition related costs should not be capitalized any longer but expensed as incurred. With few exceptions assets acquired and liabilities assumed should be measured at fair value using market participant assumptions in accordance with ASC 820, Fair value measurements and Disclosures. Noncontrolling interest should be measured at fair value as of the acquisition date that results in the recognition of the goodwill attributable to the noncontrolling interest in addition to that attributable to the Company. Under ASC 810-10, Consolidation-Overall, noncontrolling interest in a consolidated subsidiary should be displayed in the consolidated statement of financial position as a separate component of equity. Losses attributable to the parent and the noncontrolling interest in a subsidiary should be attributed to that interest, even if that attribution results in a deficit noncontrolling interest balance. In a business combination achieved in stages (step acquisition), our company should remeasure its previously held equity interest in the acquiree at acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings. Our company adopted SFAS No.141(R) (ASC 805, Business Combinations) and SFAS No.160 (ASC 810-10, Consolidation-Overall) on January 1, 2009 prospectively, except for classification of non-controlling interest and disclosure that shall be applied retrospectively for all periods presented.

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133, primarily codified in ASC 815-10, Derivatives and Hedging-Overall. SFAS No. 161 (ASC 815-10) is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 (ASC 815-10) is effective for fiscal years beginning after November 15, 2008. The adoption of this statement resulted in our company expanding its disclosures relative to its derivative instruments and hedging activity, as further discussed in Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

In April 2009, the FASB issued FASB Staff Position FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, primarily codified in 825-10-65-1, Financial Instruments-Overall-Transition and Open Effective Date Information. These staff positions requires enhanced disclosures on financial instruments, and are effective for interim and annual reporting periods ending after June 15, 2009. This increased our company’s quarterly disclosures but did not have an impact on our financial position and results of operations.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, primarily codified in ASC 855, Subsequent Events. SFAS No. 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 is effective for interim and annual financial periods ending after June 15, 2009 and is applied prospectively. In February 2010, the FASB issued ASU 2010-09, Subsequent events, an amendment of ASC 855, Subsequent events. ASU 2010-09 amends and supersedes the disclosure requirements of SFAS No. 165 and is effective immediately for all financial statements that have not yet been issued. ASU 2010-09 requires SEC registrants to evaluate subsequent events through the date that the financial statements are issued. SEC registrants are not required to disclose the date through which the management evaluates subsequent events either in originally issued financial statements or reissued financial statements. The adoption of SFAS No. 165 and ASU 2010-09 did not have an impact on disclosure of our company relative to the subsequent events, as further discussed in Note 25 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R), primarily codified in ASC 810-10, Consolidation-Overall. SFAS 167 amends FIN 46(R), to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This statement is effective for both interim and annual periods as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, and VimpelCom is currently evaluating its impact on our company’s financial position and results of operations.

In October 2009, FASB issued ASU 2009-13, Revenue Recognition, codified in ASC 605-25, Revenue Recognition – Multiple Element Arrangement. ASU 2009-13 eliminates the use of the residual method of allocation and requires use of the relative-selling price method. ASU 2009-13 expands the disclosures required for multiple-element revenue arrangements. ASU 2009-13 is effective for both interim and annual periods as of the beginning of reporting entity’s first annual reporting period that begins after June 15, 2010 with earlier application permitted for full annual periods. VimpelCom is currently evaluating its impact on our company’s financial position and results of operations.

In January 2010, FASB issued ASU 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. This update provides amendments to ASC 810-10, Consolidation – Overall (formerly SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements) to clarify the scope of the decrease in ownership provisions of ASC 810-10 and related guidance. ASU 2010-02 also clarifies that the decrease in ownership guidance does not apply to certain transactions even if they involve businesses. ASU 2010-02 expands the disclosures required for a business combinations achieved in stages and deconsolidation activity within the scope of ASC 810-10. ASU 2010-02 is effective for both interim and annual periods ending on or after December 15, 2009. The amendments are to be applied retrospectively to the first period that an entity adopted ASU 810-10, Consolidation – Overall. The adoption of this statement did not have an impact on VimpelCom’s financial position, results of operations and disclosures relative to noncontrolling interests.

In January 2010, FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, an amendment of ASC 820, Fair Value Measurements and Disclosures (formerly SFAS No. 157 “Fair Value Measurements”). ASU 2010-06 requires additional disclosures regarding assets and liabilities that are transferred between levels of the fair value hierarchy. ASU 2010-06 clarifies guidance pertaining to the level of disaggregation at which fair value disclosures should be made and the requirements to disclose information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to separately disclosure purchases, sales, issuances, and settlements in the Level 3 rollforward, which becomes effective for fiscal years (and for interim periods within those fiscal years) beginning after December 15, 2010. The adoption of this statement may expand VimpelCom’s disclosures relative to fair value measurements.

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

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

As of April 1, 2010, the members of our board of directors, management committee, audit commission and other senior management were as follows:

Name(1)	Age	Title

Alexey M. Reznikovich(2)	41	Chairman of Board of Directors

Mikhail M. Fridman(2)	45	Director

Kjell-Morten Johnsen(3)	42	Director

Dr. Hans-Peter Kohlhammer(3)	63	Director

Jo O. Lunder(3)	48	Director

Oleg A. Malis(2)	35	Director

Leonid R. Novoselsky(2)	40	Director

Ole Bjorn Sjulstad(3)	48	Director

Jan Edvard Thygesen(3)	58	Director

Alexander Y. Torbakhov(4)	38	General Director

Boris Nemsic(4)	52	Chief Executive Officer

Elena A. Shmatova(4)	51	Executive Vice President, Chief Financial Officer

Dmitry A. Pleskonos(4)	45	Executive Vice President, Mass Market Development in Russia

Josef Vinatzer(4)	44	Acting Executive Vice President, International Business Development

Dmitry G. Kromsky(4)	48	Vice President, Business Development in the CIS

Andrey E. Patoka(4)	40	Vice President, Business Development in Russia

Jeffrey D. McGhie(4)	40	Vice President, General Counsel

Mattias B. Hertzman(4)	40	Executive Vice President, Chief Strategy Officer

Martin J. Furuseth(4)	56	Executive Vice President, Chief Marketing Officer

Name(1)	Age	Title

Juliya A. Pylypenko(4)	43	Vice President, Organizational Development and Human Resources

Vladimir A. Filippov(4)	49	Vice President, IT and Technical in Russia

Alexander Gersh(3)	46	Audit Commission Member

Halvor Bru(3)	53	Audit Commission Member

Nigel J. Robinson(2)	42	Audit Commission Member

(1)	The registered business address of each of the individuals is Open Joint Stock Company “Vimpel-Communications,” 10 Ulitsa 8 Marta, Building 14, Moscow, Russian Federation 127083.
(2)	Alfa Group nominee.
(3)	Telenor nominee.
(4)	Member of the management committee.

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

Current Directors

Alexey M. Reznikovich has served as a director of our company since May 2002. Since June 2005, Mr. Reznikovich has served as Chief Executive Officer of Altimo and a director of Altimo’s parent company, the Alfa Group Consortium, where he has overall responsibility for business development and for management supervision of the group’s investment assets. Mr. Reznikovich was a member of the board of directors of Golden Telecom from May 2007 until February 2008. Mr. Reznikovich founded “EMAX,” a business venture to develop internet centers in Russia, and has been a member of the boards of directors of “EMAX” and “CAFEMAX,” an internet cafe chain, since February 2001. From 1998 through 2000, Mr. Reznikovich was a partner at McKinsey & Co. Before joining McKinsey & Co., Mr. Reznikovich worked at Procter & Gamble in Italy and Transworld Company in the U.S. Mr. Reznikovich graduated from the Economics Faculty of Moscow State University and received an MBA from Georgetown University/INSEAD University in 1993. In connection with the VimpelCom Ltd. Transaction, Mr. Reznikovich has been nominated to become a director of VimpelCom Ltd.

Mikhail M. Fridman has been a director of our company since July 2001. Mr. Fridman currently serves as Chairman of the supervisory board of Alfa Group Consortium, and Chairman of the board of directors of OJSC TNK—BP. Mr. Fridman also serves as a member of the board of directors of Alfa Bank. He serves as a member of supervisory board of directors of Pyaterochka Holding N.V., now reorganized into X5 RETAIL GROUP N.V. He is a member of the Public Chamber of the Russian Federation. Since 1989, Mr. Fridman has taken an active role in managing the Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Alfa Eco Telecom (Altimo) and CJSC Trade House “Perekriostok. In 1988, Mr. Fridman co-founded the Alfa-Foto cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal metallurgical works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys. In connection with the VimpelCom Ltd. Transaction, Mr. Fridman has been nominated to become a director of VimpelCom Ltd.

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

Hans-Peter Kohlhammer has been a director of our company since June 2008. Dr. Kohlhammer has been the Chief Executive Officer of Kohlhammer Consulting since August 2006, and has also served as the Chief Executive Officer of Broadnet AG, Hamburg from December 2006 to October 2007. From 2003 to 2006, he was the Chief Executive Officer and Director General of the telecom company SITA SC, Geneva. From 2001 until 2003, he was the President and Chief Executive Officer of Grundig AG. Dr. Kohlhammer has a Ph.D. degree in Mathematics from Bonn University. In connection with the VimpelCom Ltd. Transaction, Dr. Kohlhammer has been nominated to become a director of VimpelCom Ltd.

Jo O. Lunder has been a director of our company since May 2002. Mr. Lunder currently serves as the Executive Vice President of Ferd Industrial Holding. Mr. Lunder serves as Chairman of the board Elopak AS, Swix Sport AS and Aibel Group Ltd. From February 2005 until September 2007, Mr. Lunder served as Chief Executive Officer of Atea ASA, a company listed on the Oslo Stock Exchange. Mr. Lunder served as chairman of the board of directors of our company from October 2003 until June 2005. From April 2001 until October 2003, Mr. Lunder served as Chief Executive Officer of our company, and from May 2001 until October 2003 as our General Director. From September 2000 until April 2001, Mr. Lunder served as our company’s President and Chief Operating Officer. From May 2000 until September 2000, Mr. Lunder served as First Deputy Chief Executive Officer and Chief Operating Officer of our company. From September 1999 until April 2000, Mr. Lunder served as our Chief Operating Officer. From 1993 to August 1999, Mr. Lunder served in various capacities for Telenor and its affiliates, including Chief Operating Officer and Deputy CEO of Telenor Mobile Communications AS and as Managing Director of Telenor Privat AS. Mr. Lunder earned a bachelor’s degree from Oslo Business School and an MBA from Henley Management College in the U.K. He has also completed a Management Training program at IMD in Lausanne, Switzerland. In connection with the VimpelCom Ltd. Transaction, Mr. Lunder has been nominated to become Chairman of the board of directors of VimpelCom Ltd.

Oleg A. Malis has been a director of our company since June 2006. Since May 2006, Mr. Malis has served as a member of the board of directors of Turkcell. He has served as Senior Vice President of Altimo since 2005. From November 2005 until February 2008, he served as a member of the board of directors of Golden Telecom. From 2003 to 2005, Mr. Malis held the office of Senior Vice President and Director of M&A at Golden Telecom. Prior to this time, Mr. Malis held leading positions at Corbina Telecom, a company which he co-founded in 1993. Mr. Malis graduated from Moscow State Aviation Technological University, Faculty of Ergonomics in 1993. In connection with the VimpelCom Ltd. Transaction, Mr. Malis has been nominated to become a director of VimpelCom Ltd.

Leonid R. Novoselsky has been a director of our company since June 2006. He is a co-founder and the General Director of the Gradient Group. Since September 2008, he has been a director of OJSC “Protec”, one of the largest pharmaceutical distributors in Russia. In 1993, Mr. Novoselsky graduated from the Moscow Institute of Steel and Alloys and in 1999, received an MBA from the University of Pennsylvania Wharton Business School. In connection with the VimpelCom Ltd. Transaction, Mr. Novoselsky has been nominated to become a director of VimpelCom Ltd.

Ole Bjorn Sjulstad has been a director of VimpelCom since June 2008. Mr. Sjulstad has served as a Vice President of Telenor since 2000, as Managing Director for Telenor Pte Ltd in Singapore from 2002 until 2004, then as Senior Vice president for Telenor Mobile Communications until 2006. Mr. Sjulstad continued focusing on emerging markets in Asia as Senior Vice President and Director of Corporate Development for Telenor’s Asia region until 2007. In May 2007, Mr. Sjulstad joined Telenor’s Central and Eastern European operations as Senior Vice President and in March 2009, he was appointed as head of Telenor Russia. Mr. Sjulstad has also served on the boards of directors of Telenor’s affiliates in Thailand and Malaysia and on the board of Grameenphone Limited in Bangladesh from 2002 until 2009. Mr Sjulstad holds degrees in mechanical engineering and business administration from the Kongsberg International Institute (ingeniorhogskole) and has completed a program for executive development at International Institute for Management Development Switzerland. In connection with the VimpelCom Ltd. Transaction, Mr. Sjulstad has been nominated to become a director of VimpelCom Ltd.

Jan Edvard Thygesen has been a director of our company since June 2008. Mr. Thygesen has served as Executive Vice President of Telenor ASA since 1999. Since January 2006, he has served as Head of Telenor’s Central & Eastern European operations. Since joining Telenor in 1979, Mr. Thygesen has held various positions, including Chief Executive Officer of Sonofon, Executive Vice President and General Manager of Telenor Nordic Mobile, Executive Vice President of Telenor Mobil, President of Telenor Invest AS, Executive Vice President of Telenor Bedrift AS and President of Telenor Nett AS. He has also served as President of Esat Digifone, Ireland. He is presently serving as Chairman of the boards of directors of various Telenor affiliates, including Pannon GSM in Hungary, Promonte in Montenegro and Telenor d.o.o. in Serbia. Mr. Thygesen is also representing Telenor Mobile Communications AS, which is elected as a member and Chairman of the board in Kyivstar of Ukraine. Mr. Thygesen holds a Master of Science in Electronics and Telecommunications from the Norwegian Institute of Technology. In connection with the VimpelCom Ltd. Transaction, Mr. Thygesen has been nominated to become a director of VimpelCom Ltd.

Senior Management

Alexander Yu Torbakhov was appointed General Director of the VimpelCom group of companies on April 2, 2009. Between 2005 and 2009, Mr. Torbakhov served as General Director, Life Insurance, with Rosgosstrakh, Russia’s largest insurance company. In 2001, Mr Torbakhov became Chief Financial Officer, IBG NIKoil; in 2004, he was appointed First Vice President / Head of Retail Banking. From March 1997 until 2001, Mr Torbakhov worked at Rinaco Plus Investment Company as Deputy Chief Financial Officer; subsequently he became in charge of the operational support department of NIKoil Investment Bank. From 1995 through 1997, he worked at Deloitte & Touche Moscow Office. Mr. Torbakhov graduated from the Moscow Aviation Institute, Moscow State University of Foreign Affairs (International Economics Department) and holds an Executive MBA degree from Chicago Graduate School of Business.

Boris Nemsic was appointed as Chief Executive Officer of our Company on April 3, 2009. From May 2006 until March 2009 he held the CEO position at the Telekom Austria Group. From 1997 Mr. Nemsic held various senior managerial positions in

Mobikom Austria and from May 2000 until May 2006 he served as Chief Executive Director of Mobilkom Austria. From 1990 until his employment with Mobilkom Austria he headed the departments for mobile communications and development at Ascom and Bosch Telecom in Vienna, Solothurn (Switzerland) and Berlin. Boris Nemsic graduated from Sarajevo Technical University in 1980 (major in engineering) and received Ph.D. at Vienna University of Technology in 1990.

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

Dmitry A. Pleskonos has served as Executive Vice President, Mass Market Development in Russia. Mr. Pleskonos also served as Executive Vice President, Business Development in the CIS since May 2007 and as Vice President, General Manager for the Moscow region from January 2007 until May 2007. In January 2007, Mr. Pleskonos became a member of the management committee of our company. From January 2006 until January 2007, Mr. Pleskonos served as General Manager for the Moscow region of our company. From July 2004 until January 2006, Mr. Pleskonos served as Sales Director of our company. From May 2002 until June 2004, Mr. Pleskonos served as Sales Operations Director for Russia and CIS countries at Mars LLC, a consumer products manufacturer. Mr. Pleskonos worked for Mars Inc. from 1993 to 2004. Mr. Pleskonos graduated with honors from Kiev Higher Military School of Radio-Engineering and Air Defense, majoring in radio engineering, and from the Military Diplomatic Academy.

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

Josef Vinatzer has served as Executive Vice President, International Business Development of VimpelCom since October 2009. From 2005 until 2009 he was Chief Executive Officer of Mobitel EAD in Bulgaria, part of Telekom Austria Group. From 2002 to 2005, he was Chief Executive Officer of Vipnet d.o.o. in Croatia, a subsidiary of Telekom Austria. From 2000 until 2002, he served as the Head of Corporate Strategy, Telekom Austria, and Managing Director TAP (Telekom Austria Personnel management), Vienna. From 1997 until 2000, Mr. Vinatzer worked as Head of Strategic Projects for Mobilkom Austria. Since 1995 he has served as the Head of Finances and Controlling of Mobilkom Austria, Vienna. Before joining Mobilkom Austria, in 1993, he joined PTV (Post and Telegraph administration), Vienna, Austria as Risk controller in the Finance department. From 1991 until 1992 he worked as a business analyst in EDS (a small management consulting company based in Frankfurt am Main, Germany). Mr. Vinatzer received an MBA degree from the Vienna University of Economics and Business in 1991.

Dmitry G. Kromsky has served as Vice President, Business Development in the CIS of VimpelCom since December 2009. Since June 2007, he has served as an Executive Director responsible for the development of acquired companies in the CIS and General Director of KaR-Tel. He came to VimpelCom in 2002 as the Director, Central region. Mr. Kromsky has also headed several mobile operators in various regions of Russia and held the position of Vice President of operations in the Moscow office of the American company MCT Corp. He has also worked in the Moscow office of the South Korean company Samsung Electronics and at Telmos company and participated in establishing 12 regional mobile AMPS/DAMPS operators as part of Vostok Mobile B.V. Holding. Mr. Kromsky graduated with a Master’s degree in Automatics & Electronics from the Moscow Institute of Electronic Techniques.

Andrey E. Patoka has served as Vice President, Business Development of VimpelCom in Russia since 2009. He has served as Deputy General Director and Senior Vice President on international and regional business since VimpelCom acquired Golden Telecom in 2008. In March 2004, Mr. Patoka became the head of our international and regional business development department. In 2002, he became Commercial Director and headed the sales department. Since September 2003, Mr. Patoka has headed the regional business development department of Sovintel. In 1992, he started his career as sales manager of “Combellga.” Mr. Patoka graduated from Military Krasnokazarmenny Institute of the Ministry of Defense with a Master’s degree in Military translation.

Mattias B. Hertzman has served as Executive Vice President and Chief Strategy Officer of VimpelCom since August 2009. Prior to this he served as Executive Vice President and Chief Strategy Officer from December 2007 to November 2008. From August 2005 to December 2007 he served as Vice President and Chief Strategy Officer of our company. Prior to joining our company, Mr. Hertzman worked for McKinsey & Co. from 1998 until 2005, focusing on Strategy and Sales & Marketing in the wireless telecommunications industry. Prior to working at McKinsey & Co., Mr. Hertzman worked for Accenture, Oriflame and MODO Paper. Mr. Hertzman also serves as a member of the Executive Management Committee of the GSM Association. Mr. Hertzman has a masters of science in business and economics with a focus on Central and Eastern Europe from Uppsala University.

Martin Furuseth has served as Executive Vice President, Chief Marketing Officer of VimpelCom since January 2010. Before joining VimpelCom, Mr. Furuseth served as Vice President and Chief Operating Officer of Telenor ASA and Kyivstar in Ukraine where he was responsible for marketing, technical and general company strategy. From 2002 to 2003, he held the position of General Manager at Tech Data in Germany, the second largest technical distributor in Germany. Mr. Furuseth held different positions at Compaq Computer GmbH, VIAG Intercom (later O2) in Germany, Telenor A.S. and Digital Equipment Corporation in Norway, IBM. He graduated from the Norwegian School of Finance and Business Administration (NHH) Bergen with a Bachelor’s degree of Business.

Juliya A. Pylypenko has served as Vice President, Organizational Development and Human Resources since May 2009. From June 2007 to May 2009, Mrs. Pylypenko worked in Moscow as a Vice-President of Personnel, Central & Eastern Europe Zone, of Anheuser-Busch InBev. From September 2005 until June 2007, Mrs. Pylypenko worked at MTS Ukraine as Human Resources Director Ukraine. Before joining MTS Ukraine, Ms. Pylypenko held various senior human resources positions at SUN InBev Ukraine, LLC. From July 1999 to November 1999, Ms. Pylypenko worked as Human Resources Director of the multinational security and safety provider, Group 4 Securitas, LLC in Ukraine. From 1998 to 1999, she worked as Head of the Personnel Department of BNP-Dresdner Bank Ukraine, JV. Mrs. Pylypenko graduated with honors with a Master of Science degree from Kiev State Linguistic University.

Vladimir A. Filippov has served as Vice President, IT & Technical Director of VimpelCom in Russia since January 2010. From March 2005 to January 2010 he served as Vice-President, IT. From April 2006 to June 2008, Mr. Filippov was a Member of the Management Board and Chief Information Officer. From September 2003 to March 2005, Mr. Filippov served as Strategic Programs Director of VimpelCom. Previously, he had been acting as Deputy to New Billing Program Director in VimpelCom’s IT Department. Mr. Filippov graduated from Moscow University of Physics and Engineering, Cybernetics Faculty with Diploma in Applied Mathematics and Computer Software in 1985. In 2004 Mr. Filippov got certificate from Advanced Management Program at Harvard Business School.

Audit Commission Members

Alexander Gersh has been a member of our audit commission since June 2003 and the Chairman of our Audit Commission since 2004. Mr. Gersh is a member of the board of directors of Black Earth Ltd. Since January 2005, Mr. Gersh has served as Chief Financial Officer of NDS Group Limited, a provider of technology solutions for digital pay-TV. From 2003 until December 2004, he served as Chief Financial Officer of FLAG Telecom, NextiraOne LLC and Transora. From 1998 through 2001, Mr. Gersh was Chief Financial Officer of BT Cellnet, a subsidiary of British Telecommunications Plc, which is one of the largest cellular service providers in Europe and Chief Financial Officer of BT Europe for British Telecommunications Plc. From 1994 through 1997, Mr. Gersh served as Finance Director for Europe, the Middle East and Africa and Chief Financial Officer of St. Petersburg Telecom, a subsidiary of Motorola, Inc. Mr. Gersh is a member of the Institute of Certified Public Accountants. Mr. Gersh graduated with a B.A. from Baruch College (City University of New York).

Halvor Bru has been a member of our audit commission since June 2005. He has held various positions at Telenor since 1994 and has served since 2007 served as a director in Telenor Key Partner AS, Telenor’s shared service centre for accounting and HR services (a subsidiary of Telenor ASA). From 2004 to 2007, Mr. Bru worked with Telenor ASA as project director for Telenor’s Sarbanes Oxley (SOX) implementation. From 2003 to 2004, he served as a director in the marketing division of Telenor Mobil AS. From 1994 to 2003, Mr. Bru acted as Chief Financial Officer (CFO) of Telenor Mobil AS, Norway’s leading mobile operator. From 1999 until 2004, Mr. Bru was chairman of the board of directors of Telenor’s operations in Montenegro (Promonte). Before joining Telenor, he worked for ten years with Aker Group and four years with the Lillehammer Olympic Organizing Committee. Mr. Bru also served as Chief Financial Officer (CFO) of Connect Austria for one year. He holds a master’s degree in economics from the Norwegian School of Economics and Business Administration and has also received supplementary training at the University of Cambridge and University of Marseille.

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

B. Compensation

We paid our directors, senior managers and audit commission members an aggregate of approximately US$12.8 million for services provided during 2009, excluding approximately US$3.0 million in stock based-compensation award payments.

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

As of December 31, 2009, an aggregate of 1,490,000 phantom ADSs had been granted to our directors under our phantom stock plans, of which 1,270,000 are currently redeemable or are redeemable within 60 days of April 1, 2010.

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

In 2007, 2008 and 2009, our senior managers received phantom ADSs in an amount approved by our compensation committee, subject to the aggregate amount of phantom ADSs allocated by our board of directors in each calendar year. In 2007, 2008 and 2009, the board of directors authorized the grant of 2,575,000, 800,000 and 820,000 phantom ADSs, respectively, to our senior managers. Of the total number of phantom ADSs granted in 2007, 2008 and 2009, none of the phantom ADSs were exercised and no payment was made in 2009. As of December 31, 2009, an aggregate of 286,666 phantom ADSs were outstanding, all of which are currently redeemable or are redeemable within 60 days of April 1, 2010.

In 2009, our board of directors adopted a stock appreciation rights plan for our senior managers and employees. The plan is administered by our company’s General Director, and the compensation committee of our board of directors determines the aggregate number of stock appreciation rights that may be granted. A stock appreciation right, upon vesting, entitles the holder to receive a cash amount per stock appreciation right equal to any excess of the NYSE closing price of an ADS on the exercise date over the price at which such stock appreciation right was granted, which is the higher of the NYSE closing price on the grant date or the average NYSE closing price over a period of 30 trading days prior to the grant date. The stock appreciation rights granted under the plan vest over a two-year period, provided that the company meets the plan’s performance targets. In 2009, 2,050,760 stock appreciation rights were granted under the plan, none of which had vested as of December 31, 2009. As of December 31, 2009, 2,016,440 stock appreciation rights were outstanding, none of which are currently exercisable or are exercisable within 60 days of April 1, 2010.

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

To our knowledge, as of April 1, 2010, other than Mikhail Fridman, none of our directors or senior managers beneficially owned more than 1.0% of any class of our capital stock. To our knowledge, Mr. Fridman has an indirect economic benefit in our shares held for the account of Eco Telecom Limited and, thus, may be considered under the definition of “beneficial owner” for purposes of SEC Form 20-F only as a beneficial owner of the shares held for account of Eco Telecom Limited. See the section of this Annual Report on Form 20-F entitled “Item 7—Major Shareholders and Related Party Transactions—A. Major Shareholders.”

C. Board Practices

The supreme governing body of our company is the General Meeting of Shareholders which is empowered to decide on the issues expressly set forth in the Russian Federal Law on Joint Stock Companies and our charter, including election of the board of directors.

Our board of directors currently consists of nine persons, four of whom were nominated by Alfa Group, five of whom were nominated by Telenor. The members of our current board of directors were elected at the June 10, 2009 annual general meeting of shareholders and will serve until the next annual general meeting of shareholders unless the board in its entirety is terminated prior to the expiration of its term upon a decision of our shareholders.

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

We are required under Russian law and our charter to maintain an audit commission. Our audit commission assists our company with oversight responsibility and reviews our financial reports, our systems of internal controls and our auditing, accounting and financial reporting processes. Under Russian law and our charter, a member of our audit commission may not simultaneously serve as a member of our board of directors or hold a management position in our company. Our audit commission currently comprises three members, one of whom was nominated by Alfa Group and two of whom were nominated by Telenor. The current members of our audit commission were elected at the June 10, 2009 annual general meeting of our shareholders and are expected to serve until our next annual general meeting of shareholders unless the audit commission in its entirety is terminated prior to the expiration of its term upon a decision of our shareholders.

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

D. Employees

As of December 31, 2009, VimpelCom had approximately 36,355 employees in Russia, the CIS and International. Of VimpelCom’s 27,165 employees in Russia (including CIS and International headquarters, which is located in Moscow), we estimate that 88 are in executive and senior managerial positions, 10,214 are in engineering, construction and information technology, 5,781 are in sales, marketing and other commercial operations, 2,223 are in finance, administration and legal, 5,898 are in customer service, 501 are in site acquisitions, regional projects and security, 1,451 are in procurement and logistics and 1,009 in other support functions.

As of December 31, 2009, VimpelCom had approximately 1,786 employees in Kazakhstan. Of these employees, we estimate that nine are in executive and managerial position, 645 are in engineering, construction and information technology, 493 are in sales, marketing and other commercial operations, 205 are in finance, administration and legal, 320 are in customer service, 22 are in site acquisitions, regional projects and security, 46 are in procurement and 46 are in other support functions.

In addition, as of December 31, 2009, we had a total of approximately 7,407 employees in Uzbekistan, Ukraine, Armenia, Tajikistan, Georgia and Cambodia.

The following chart sets forth the number of our employees at December 31, 2009, 2008 and 2007:

	At December 31,
	2009	2008	2007
Russia	27,165	28,146	14,587
Kazakhstan	1,786	2,042	1,544
Uzbekistan	1,277	1,425	875
Armenia	3,243	3,519	4,484
Ukraine	2,005	2,667	1,288
Tajikistan	357	346	239
Georgia	262	234	167
Cambodia	260	24	—
Total	36,355	38,403	23,184

We have not experienced any work stoppages and consider relations with our employees to be good.

E. Share Ownership

2000 Stock Option Plan

We maintain a stock option plan in order to grant options to certain of our and our subsidiaries’ affiliates, officers, employees, directors and consultants to acquire shares of common stock of our company. Options are granted by VC ESOP N.V., an indirect wholly owned subsidiary of our company. Our stock option plan is administered by a committee appointed by the board of directors of VC ESOP N.V., which committee determines to whom options are granted under the plan, the number of options that are granted and the terms and conditions of option grants, including the exercise price per share. The committee appointed to administer our stock option plan is comprised of the three directors who currently sit on the compensation committee of our board.

As of December 31, 2009, options to acquire approximately 330,050 shares of our common stock were outstanding, of which options in respect of approximately 274,366 shares of our common stock are currently exercisable or are exercisable within 60 days of April 1, 2010. The exercise prices of the approximately 330,050 shares underlying options outstanding as of December 31, 2009 ranged from US$177.04 per share (US$8.85 per ADS) to US$401.88 per share (US$20.09 per ADS). The options granted generally vest at varying rates over a two-year period and vesting periods for certain employees will be accelerated if certain events specified in the stock option plan occur. The approximately 330,050 shares underlying options outstanding as of December 31, 2009 are exercisable until dates ranging from the present date to June 2013. If a plan participant ceases to be an employee of our company or any of our affiliates (other than due to death or disability or for cause) or ceases to otherwise be eligible to participate in the plan, the individual will generally have the right to exercise vested options upon the later to occur of (a) the date of expiration of his option agreement and (b) the end of the first open trading window period following the effective date of termination of employment. In case of death or permanent disability of a plan participant, his or her beneficiaries will automatically acquire the right to exercise those options that have vested prior to the plan participant’s death or permanent disability for the earlier of (i) 190 days and 90 days in the event of death and permanent disability, respectively, and (ii) December 31, 2015. If a plan participant ceases to be an employee of our company or any of our affiliates for cause, then the right to exercise options will terminate immediately unless waived by the stock option committee discussed above.

Share Repurchase Program

In connection with an amendment to our stock option plan in 2006 made in order to increase the maximum aggregate number of shares authorized under the plan from 650,000 to 1,050,000, our board of directors approved the establishment of a repurchase program, or the Repurchase Program, under which our board of directors authorized VC ESOP to repurchase up to 8,000,000 ADSs, which is equivalent to 400,000 shares of our common stock, through December 31, 2008. We established a systematic purchasing plan under Rule 10b5-1 under the Exchange Act under which VC ESOP repurchased in the open market and in privately negotiated transactions 4,000,000 ADSs, which is equivalent to 200,000 shares of our common stock. The ADSs were repurchased between May 1, 2007 and May 8, 2007 at an average price of US$20.26 per ADS, for a total aggregate consideration of US$81.0 million. Pursuant to the Repurchase Program, we also established a similar repurchase plan in 2008 and repurchased an additional 4,000,000 ADSs, which is equivalent to up to 200,000 shares of our common stock, between June 24, 2008 and July 3, 2008 at an average price of US$28.62 per ADS for a total aggregate consideration of US$114.5 million.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth, as of April 1, 2010, information regarding those shareholders of our company that we have ascertained from recent public filings beneficially own 5.0% or more of either class of our capital stock. As of April 1, 2010, we had 51,281,022 issued and outstanding shares of common stock and 6,426,600 issued and outstanding shares of preferred stock. Neither of our major shareholders has different voting rights.

Shareholder	Number of Common Shares	Percent of Common Stock	Number of Preferred Shares	Percent of Voting Stock
Telenor East Invest AS(1)	17,254,579	33.6	—	29.9
Eco Telecom Limited(2)	18,964,799	37.0	6,426,600	44.0

(1)	As reported on Schedule 13D, Amendment No. 52, filed on January 14, 2010, by Telenor East Invest AS with the SEC. As reported on Amendment No. 52, Telenor East Invest AS is a direct wholly owned subsidiary of Telenor Mobile Holding AS and an indirect wholly owned subsidiary of Telenor ASA, and, as a result, Telenor Mobile Holding AS and/or Telenor ASA may be deemed to be indirect beneficial owners of the shares held for the account of Telenor East Invest AS. Telenor East Invest AS has been granted registration rights with respect to the shares of common stock held by it.
(2)	As reported on Schedule 13D, Amendment No. 41, filed on January 14, 2010, by Eco Telecom Limited, part of the Alfa Group of companies, with the SEC. As reported on Amendment No. 41, Altimo Holdings and Investments Limited is the sole shareholder of Eco Telecom Limited, CTF Holdings Limited indirectly owns a majority of the shares of Altimo Holdings and Investments, and Crown Finance Foundation is the sole shareholder of CTF Holdings Limited, and, as a result, each of Altimo Holdings and Investments, CTF Holdings Limited, and Crown Finance Foundation may be deemed to be the beneficial owner of the shares held for the account of Eco Telecom Limited. In addition, based upon information provided to us by Alfa Group, our director, Mikhail Fridman, and Mr. German Khan and Mr. Alexei Kuzmichov, each has an indirect economic benefit in the shares held for the account of Eco Telecom Limited and, thus, may be considered under the definition of “beneficial owner” for purposes of SEC Form 20-F only as a beneficial owner of the shares held for the account of Eco Telecom Limited. Each share of our preferred stock is entitled to one vote. Eco Telecom Limited has been granted registration rights with respect to the shares of common stock held by it.

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

Based on the holdings of our common stock at December 31, 2009, we estimate that approximately 13.0% of our common stock was held in the United States by The Bank of New York, as depositary on behalf of approximately 34,798 holders of our ADSs.

Certain Agreements with Alfa Group and Telenor

Non-disclosure Agreement

On September 23, 2009, our company, Alfa Group and Telenor entered into a mutual non-disclosure agreement, or the Non-disclosure Agreement, in connection with the VimpelCom Ltd. Transaction. The term of the Non-disclosure Agreement originally terminated on October 4, 2009, the date Alfa Group and Telenor signed definitive documentation in connection with the VimpelCom Ltd. Transaction. In letter agreements dated December 1, 2009 between our company and each of Alfa Group and Telenor, the rights and obligations under the Non-disclosure Agreement were extended from and including October 4, 2009 until December 31, 2010, and all confidential information disclosed among the parties at any time since September 23, 2009 will be treated as confidential in accordance with the Non-disclosure Agreement. For additional information relating to the VimpelCom Ltd. Transaction, see the section of this Annual Report on Form 20-F entitled “Item 4—Information on the Company—History and Development.”

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

Pursuant to the demand registration right, if we receive a written request from Alfa Group or Telenor to effect a registration of ADSs and/or shares of our common stock under the Securities Act the anticipated aggregate offering price of which exceeds US$20.0 million, we will, subject to exceptions, as soon as practicable after receipt of the demand, use our best efforts to effect a registration covering these securities. The registration rights agreement also provides that we will not, without the prior written consent of Alfa Group and Telenor, include any of our securities, or the securities of any other person, in any such registration.

Pursuant to the piggyback registration right, if we register any of our securities in connection with an underwritten offering and sale for cash, either for our own account or the account of another one of our shareholders exercising its demand registration right, then we will, subject to exceptions, include any ADSs and/or shares of our common stock that Alfa Group and/or Telenor requests to be included in that registration. Any single request made by Alfa Group or Telenor pursuant to its piggyback registration right may not exceed an aggregate of 50.0% of the ADSs or our common stock that it owns at the time of such request, unless it holds less than 7.5% of our issued and outstanding common stock at such time. The piggyback registration right, however, is conditioned on Alfa Group or Telenor and their respective affiliates owning or controlling at least 5.0% of our issued and outstanding common stock.

In addition, the rights and obligations of Alfa Group and Telenor, respectively, under the registration rights agreement, other than indemnification rights and obligations, will terminate on the date that such shareholder and its affiliates owns less than 5.0% of our issued and outstanding common stock.

Alfa Group and Telenor have agreed in the registration rights agreement to certain transfer restrictions regarding shares of our company. These restrictions include a prohibition on transfers to direct competitors of our company.

In addition, subject to a few specific exceptions, Telenor and Alfa Group have agreed not to, and have agreed not to permit any of their respective affiliates to, engage in wireless mobile telecommunications businesses in Russia or own or control, directly or indirectly, more than 5.0% of the voting capital stock of any person or company engaged in a wireless mobile telecommunication business in Russia, other than VimpelCom and our controlled subsidiaries and investments held prior to May 30, 2001. These restrictions apply to Telenor and Alfa Group and their respective affiliates so long as they collectively own at least 25.0% plus one share of VimpelCom’s voting capital stock.

Agreements with Telenor

Since September 2005, we have been a party to a general services agreement with Telenor, under which Telenor renders to us or our affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by Telenor and our company. We pay Telenor an annual fee of US$0.5 million for the services. In addition, in the event that Telenor’s personnel participate in any long-term engagements (defined as engagements lasting longer than five days) we must pay to Telenor an additional service fee equal to the U.S. dollar equivalent of 8,000 Norwegian kroner per person for each day of work performed on the engagement. In 2009, we paid Telenor approximately US$0.6 million under this agreement. This agreement expires on December 1, 2010.

Agreements with Alfa Group

Service Obligation Agreement

In July 2006, we entered into a service obligation agreement with a subsidiary of Alfa Group that requires Alfa Group to provide us with services related to telecommunications operations, including management advisory services, technical assistance and maintenance of network systems and equipment, industry information research and consulting, training of personnel, support of implementation of certain projects, assignment of qualified personnel and other services. The annual fee for the services is the equivalent of US$0.5 million (paid in Russian rubles at a fixed exchange rate of 31.0 Russian rubles per U.S. dollar). The agreement specifies the rights and obligations of the parties to any intellectual property developed in connection with the agreement. In addition, in the event that Alfa Group’s personnel participate in any long-term engagements (defined as engagements lasting longer than five days) we must pay to Alfa Group an additional service fee equal to the U.S. dollar equivalent of 27,000 Russian rubles per person for each day of work performed on the engagement. In 2009, we paid Alfa Group approximately US$1.8 million under this agreement. This agreement expires on December 1, 2010.

Alfa Bank

We maintain some of our bank accounts at Alfa Bank, which is part of the Alfa Group. From time to time, we also place time deposits with Alfa Bank. Under the terms of our board of directors’ approval, there is a US$200.0 million limit on the amount of our deposits and cash balances that may be held at Alfa Bank. As of December 31, 2009, we had balances at Alfa Bank of approximately US$75.0 million in deposit accounts and US$101.5 million in current accounts.

VimpelCom currently has an agreement with Alfa Bank that allows it to send SMSs to our subscribers who also are clients of Alfa Bank. Alfa Bank and other entities within the Alfa Group are corporate clients of our company.

In addition, we currently have an agreement with Alfa Bank, which will allow VimpelCom subscribers to recharge online their VimpelCom accounts using their bank card. This product has not yet been launched and no amounts have been paid to Alfa Bank under this agreement. This agreement expires in March 2011.

Alfa Strakhovaniye

Since February 2007, property and equipment and certain construction risks of VimpelCom and some of our subsidiaries have been covered by an insurance policy from Alfa Strakhovaniye, an Alfa Group subsidiary. Approximately 60.0% of the coverage has been reinsured by Alfa Strakhovaniye with a third party.

In February 2009, we entered into an agreement with AlfaStrakhovanie PLC for provision of travel insurance to our employees in the amount of up to 16.0 million Russian rubles. In March 2009, we entered into a collective insurance agreement with Alfa Strakhovaniye-Life for life insurance in the amount of up to approximately 4.1 million Russian rubles (VAT is not imposed) for the period from January 1, 2009 until December 31, 2010.

Agreements with Firma Kurier

We purchased bill delivery services from our affiliate Firma Kurier in the amount of US$2.1 million in 2009.

Agreements with CSI Loyalty Partners Limited

CSI Loyalty Partners provides subscriber loyalty programs to our company, and we paid commissions to CSI Loyalty Partners for these services in the amount of approximately US$6.6 million in 2009.

Agreements with ZAO Rascom

We provided our affiliate ZAO Rascom fixed telecommunication services and maintenance and support services in the amount of approximately US$1.0 million in 2009. Additionally, in 2009, we rented domestic and international channels from Rascom and paid US$6.2 million for these rentals.

Agreements with Euroset

VimpelCom has contracts with Euroset, which became an affiliate in October 2008, for services for acquisition of new subscribers and receipt of subscriber’s payments. In total, we paid to Euroset dealer commissions in the amount of approximately US$146.8 million in 2009 and a bonus for sales plan performance in the amount of approximately US$12.3 million.

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

Our company paid a dividend of 270.01 Russian rubles per share of our common stock (or approximately US$0.57 per ADS based on the exchange rate as of June 9, 2008, the date of the 2008 annual general meeting of shareholders) in 2008. Our company paid a dividend of 166.88 Russian rubles per share of our common stock (or approximately US$1.62 per ADS based on the exchange rate as of June 29, 2007, the date of the 2007 annual general meeting of shareholders) in 2007. In April 2009, our board of directors recommended to the annual general meeting shareholders not to pay dividends on our common stock based on the results for 2008. On December 17, 2009, following the November 2009 recommendation of our board of directors to pay dividends, our shareholders approved an interim cash dividend based on our operating results for the nine months ended September 30, 2009 in the amount of 190.13 Russian rubles per share of our common stock (or approximately US$0.31 per ADS based on the exchange rate as of December 17, 2009, the date of the extraordinary general shareholder meeting approving the dividend). We cannot assure you we will continue to pay dividends on our common stock and ADSs in the future and any decision by our company not to pay dividends or to reduce dividend payments in the future could adversely affect the value of our common stock or ADSs. For more information regarding the relevant restrictions under Russian law as well as certain risks involved in connection with the recommendation and payment of dividends, please see “Item 10—Additional Information—B. Memorandum and Articles of Association—Dividends and Dividend Rights,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Common Stock and ADSs—We may not pay dividends on our common stock and ADSs, which may make us less attractive to investors” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Common Stock and ADSs—Holders of our ADSs may be unable to repatriate distributions on the ADSs and distributions are subject to fluctuations in the exchange rate between the Russian ruble and the U.S. dollar.”

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

	NYSE Price Range of Our				Russia Trading System Pricing Range of our Common Stock
Year Ended December	High		Low		High		Low
2005	US$	9.37	US$	6.52	US$	189.00	US$	132.00
2006	US$	16.41	US$	7.72	US$	327.00	US$	153.00
2007	US$	44.98	US$	14.79	US$	866.33	US$	310.88
2008	US$	44.39	US$	6.39	US$	835.39	US$	136.85
2009	US$	22.47	US$	4.81	US$	453.08	US$	102.13

2008:
First quarter	US$	44.39	US$	28.51	US$	835.39	US$	578.29
Second quarter	US$	36.49	US$	28.88	US$	719.96	US$	548.97
Third quarter	US$	29.20	US$	16.84	US$	537.91	US$	392.08
Fourth quarter	US$	21.30	US$	6.39	US$	408.72	US$	136.85

2009:
First quarter	US$	9.49	US$	4.81	US$	148.12	US$	102.13
Second Quarter	US$	14.17	US$	6.43	US$	260.66	US$	133.28
Third Quarter	US$	19.34	US$	9.63	US$	392.13	US$	156.80

Fourth Quarter	US$	22.47	US$	16.55	US$	453.08	US$	388.40

2010:
First quarter	US$	21.30	US$	16.28	US$	432.65	US$	303.47

2009:
Month Ended
October	US$	20.81	US$	16.55	US$	414.89	US$	388.40
November	US$	22.47	US$	17.93	US$	453.08	US$	400.47
December	US$	20.30	US$	17.50	US$	446.87	US$	400.35

2010:
Month Ended
January	US$	21.30	US$	18.02	US$	420.87	US$	405.46
February	US$	20.11	US$	16.28	US$	432.65	US$	395.42
March	US$	20.38	US$	16.70	US$	428.94	US$	303.47

On April 1, 2010, the closing price per ADS on the NYSE was US$18.88.

B.	Plan of Distribution

Not required.

C.	Markets

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

We describe below the material provisions of our charter, certain provisions of Russian law relating to our organization and operation, and some of the terms of our capital stock based on provisions of our current charter, applicable Russian law and certain agreements relating to our capital stock. Although we believe that we have summarized the material terms of our charter, Russian legal requirements, and our capital stock, this summary is not complete and is qualified in its entirety by reference to our charter, applicable Russian law and the agreements relating to our capital stock. The amended and restated version of our charter was approved at the 2009 annual general meeting of shareholders held on June 10, 2009. At the 2009 annual general meeting of shareholders held on June 10, 2009, our shareholders approved certain amendments to our charter that reflect the status of our company as a legal successor to certain of our subsidiaries merging into our company. The Russian Federal Law on Joint Stock Companies and our charter require the affirmative vote of at least 75.0% of the voting shares present at a shareholders meeting to approve amendments to our charter.

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

•

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

Additionally, each fully paid share of preferred stock is convertible into one share of common stock at any time after June 30, 2016 at the election of the holder of the preferred stock. Upon conversion, the holder must pay us a conversion premium equal to 100.0% of the market value of one share of common stock at the time of conversion. Changes to the rights of the holders of our preferred stock may only be made by amending our charter, according to the procedure described below under “—Shareholder Meetings.” Such changes may also require issuance of new preferred shares replacing the previously issued shares. As of the date of this Annual Report on Form 20-F, all of the issued and outstanding shares of our preferred stock are beneficially owned by Alfa Group. See “Item 7—Major Shareholders and Related Party Transactions.”

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

We have more than 1,000 holders of ADSs and, accordingly, we comply with the provisions of Russian law applicable to companies with more than 1,000 holders of common stock. Although Russian law is unclear about the status of ADS holders, we endeavor to provide to our ADS holders the same rights and benefits as the holders of our common stock. For more information, please see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Common Stock and ADSs—Voting rights with respect to the shares of common stock represented by ADSs are limited by the terms of the depositary agreement for the ADSs, our charter and Russian law” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Common Stock and ADSs—Russian law considers the depositary the beneficial owner of our common shares underlying our ADSs.”

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

Reserve Fund

Russian law requires that each joint stock company establish a reserve fund, which may only be used to cover the company’s losses, redeem the company’s bonds that have been issued under Russian law and redeem the company’s shares if other funds are not available. Our charter provides for a reserve fund of 15.0% of our charter capital, to be funded by annual transfers of 5.0% of our net profits, calculated in accordance with Russian accounting standards, until the reserve fund has reached this amount. As of December 31, 2009, we had a reserve fund of approximately 43,000.00 Russian rubles, or approximately US$1,421.76 at the Central Bank exchange rate on December 31, 2009.

Share Registration, Transfers and Settlement

All of our issued shares are registered. Russian law requires each joint stock company to maintain a shareholder register. Ownership of registered shares is evidenced by entries made in the register. In October 1996, we retained the National Registry Company, a licensed independent registrar jointly owned by Computershare Investments (UK) Limited, Computershare Investments (UK) (No.3) Limited, Computershare Limited, NRC Investments (UK) Limited and Rosbank (a Russian bank), to maintain our shareholder register. Under the Russian Civil Code, a shareholder may transfer his or her rights in registered shares only in the manner and to the extent prescribed by law. All transfers must be in written form. When making entries on the register, the registrar may not require documents beyond what is required by current regulations. Any refusal to register shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee holder, is void and may be disputed as prescribed by law.

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

Russian Tax Considerations

The following is a summary of certain Russian tax considerations regarding the purchase, ownership and disposition of the ADSs and shares of common stock by Non-Resident Holders. The summary is general in nature and is based on the laws of the Russian Federation in effect as at the date of this filing which are subject to change (possibly with retroactive effect). The summary does not seek to address the applicability of, and procedures in relation to, taxes levied by regions, municipalities or other non-federal level authorities of Russia. Similarly, the summary does not seek to address the applicability of any double tax treaty relief. In this regard, however, it is noted that there may be practical difficulties involved in claiming double tax treaty relief. Investors should consult their tax advisors with respect to the consequences of an investment in the ADSs and shares of common stock arising under the legislation of the Russian Federation or any political subdivision thereof. Please see “Item 3—Key Information––D. Risk Factors––Risks Related to the Legal and Regulatory Environment in Russia and the CIS—Unpredictable tax systems give rise to significant uncertainties and risks that complicate our tax planning and business decisions.” Under no circumstances should the descriptions set forth below be viewed as tax advice.

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

Due to the above uncertainty on the beneficial ownership concept in Russia and because of the fact that the depositary (and not the holder of the ADS) is the legal holder of the shares under Russian law, there is a risk that the treaty relief may be unavailable to Non-Resident Holders of ADS. In addition, the Russian tax authorities may disallow application for relief under the double tax treaty between the Russian Federation and depositary’s country of residence. Therefore, we may be unable to apply the reduced rates provided by relevant double tax treaties and will be obliged to withhold income tax at a maximum rate of 15.0% from dividend payments made to the depositary. See “—Procedure for obtaining double tax treaty relief” below.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a U.S. Holder that is an individual with respect to the ADSs or shares of common stock will be subject to U.S. taxation at a maximum current rate of 15.0% if the dividends are “qualified dividends.” Dividends paid on the ADSs or shares of common stock will be treated as qualified dividends if our company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. Based on our audited financial statements and relevant market and shareholder data, we believe that it was not treated as a PFIC for U.S. federal income tax purposes with respect to our prior taxable years. In addition, based on our financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate being treated as a PFIC for our current taxable year. For taxable years beginning after 2010, under current law, individuals are scheduled to be taxed on dividends at ordinary income tax rates, which will be a maximum of 39.6% for 2011. In addition, for taxable years beginning after December 31, 2012, individuals, estates and trusts with gross income in excess of US$200,000 (US$250,000 for joint filers) will be subject to an additional Medicare tax of 3.8% of net investment income, which includes dividends.

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

Taxation on sale or exchange of ADSs or shares of common stock

Subject to the discussion under the heading “—United States Federal Income Tax Considerations—Passive foreign investment company,” the sale of ADSs or shares of common stock generally will result in the recognition of U.S.-source gain or loss in an amount equal to the difference between the amount realized on the sale and the U.S. Holder’s adjusted basis in such ADSs or shares of common stock. If a U.S. Holder disposes of ADSs or shares of common stock for foreign currency, the amount realized will generally be the U.S. dollar value of the payment received, determined using the spot rate on the settlement date for the sale. Gain or loss upon the sale of ADSs or shares of common stock will be capital gain or loss and will be long-term capital gain or loss if the ADSs or shares of common stock have been held for more than one year. Long-term capital gain realized by a U.S. Holder with respect to ADSs or shares of common stock will be subject to tax at a maximum current rate of 15.0% for individuals and generally 35.0% for corporations. However, special rules may apply to a redemption of common stock which may result in the proceeds of the redemption being treated as a dividend. Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. If a U.S. Holder receives a currency other than the U.S. dollar (e.g., Russian rubles) upon a sale or exchange of ADSs or common stock, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such currency will be U.S. source ordinary income or loss. However, if such currency is converted into U.S. dollars on the date received by the U.S. Holder, the U.S. Holder generally should not be required to recognize any additional gain or loss on such conversion.

The tax rate on long-term capital gain realized by a U.S. Holder with respect to ADSs or shares of common stock is scheduled under current law to rise to 20.0% for taxable years ended after December 31, 2010. In addition, for taxable years beginning after December 31, 2012, individuals, estates and trusts with an adjusted gross income in excess of US$200,000 (US$250,000 for joint filers) will be subject to an additional Medicare tax of 3.8% of net investment income, which includes capital gains.

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

Passive foreign investment company

In general, the foregoing discussion assumes that we are not currently, and will not be in the future, classified as a passive foreign investment company, which we refer to in this discussion as a PFIC, within the meaning of the Internal Revenue Code. Generally, if during any taxable year of a non-U.S. corporation, 75.0% or more of such non-U.S. corporation’s gross income consists of certain kinds of “passive” income, or if 50.0% or more of the average value (or if the non-U.S. corporation so elects, the average adjusted basis) during a taxable year of such non-U.S. corporation’s assets are “passive assets” (generally assets that generate passive income), such non-U.S. corporation will be classified as a PFIC for such year.

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

United States information reporting and backup withholding

Distributions made on ADSs or shares of common stock and proceeds from the sale of common stock or ADSs that are paid within the United States or through certain U.S.-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to a “backup” withholding tax unless, in general, the U.S. Holder complies with certain procedures or is a person exempt from such withholding. A holder that is not a U.S. person generally is not subject to information reporting or backup withholding tax, but may be required to comply with applicable certification procedures to establish that he is not a U.S. person in order to avoid the application of such information reporting requirements or backup withholding tax to payments received within the United States or through certain U.S.-related financial intermediaries.

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

Historically, our tariff plans for mobile services in Russia, our biggest market, have been linked to the U.S. dollar. However, in 2006, we introduced a number of Russian ruble-denominated tariff plans and fixed our Russian ruble/U.S. dollar exchange rate at 28.7 for all U.S. dollar linked tariff plans. In 2006, we also changed the functional currency of our Russian operations from the U.S. dollar to the Russian ruble and in the third and fourth quarters of 2006, amended the terms of most of our supplier agreements for payment to be made in Russian rubles instead of U.S. dollars. Nonetheless, a significant amount of our costs, expenditures and liabilities continue to be denominated in U.S. dollars. We are required to collect revenues from our subscribers and from other Russian telecommunications operators for interconnect charges in Russian rubles. We hold part of our readily available cash in U.S. dollars and Euros in order to manage against the risk of ruble devaluation. In 2008 and 2009, we entered into forward, swap and option agreements (to buy U.S. dollars for Russian rubles) with BNP Paribas, Citibank, Deutsche Bank, VTB and certain other banks to economically hedge our obligations. In accordance with our treasury policy, we economically hedged a significant portion of our financial obligations due in 2010. Nonetheless, if the U.S. dollar or Euro value of the Russian ruble were to dramatically decline, we could have difficulty repaying or refinancing our foreign currency denominated indebtedness. An increase in the Russian ruble value of the U.S. dollar or Euro could, unless effectively hedged, result in a net foreign exchange loss due to an increase in the Russian ruble value of our U.S. dollar or Euro denominated liabilities. Accordingly, fluctuations in the value of the Russian ruble against the U.S. dollar or the Euro could adversely affect our financial condition and results of operations.

In order to minimize our foreign exchange exposure to fluctuations in the Russian ruble exchange rate, we are migrating some of our U.S. dollar based costs to Russian ruble based costs to balance assets and liabilities and revenues and expenses denominated in Russian rubles. However, this migration might increase our cost exposure to Russian ruble inflationary pressure. Some of our equipment financing obligations are denominated in Euros, which exposes us to risks associated with the changes in Euro exchange rates. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. For more information on risks associated with exchange rates, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors— Risks Related to Our Business— Fluctuations in the value of the Russian ruble and CIS currencies against the U.S. dollar, as well as our ability to convert our revenues, could materially adversely affect our business, financial condition and results of operations.”

The following table summarizes information, as of December 31, 2009, about the maturity of our financial instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations.

Aggregate nominal amount of total debt denominated in foreign currency outstanding at year-end (in millions of U.S. dollars or euros, as indicated):

	2009	2010	2011	2012	2013	2014	Thereafter	Fair Value as of December 31, 2009
Total debt:
Fixed Rate (US$)	3,132.1	2,835.4	2,650.6	2,400.6	1,600.0	1,600.0	1,600.0	3,328.6
Average interest rate	8.8%	8.8%	8.9%	8.7%	8.8%	8.8%	8.8%	—
Variable Rate (€)	648.3	322.7	—	—	—	—	—	652.7
Average interest rate	3.9%	3.9%	—	—	—	—	—	—
Variable Rate (US$)	1,634.3	672.7	134.8	59.7	41.4	23.1	4.8	1,607.0
Average interest rate	2.5%	2.5%	2.3%	3.0%	3.0%	3.0%	2.9%	—

	5,414.7	3,830.8	2,785.4	2,460.3	1,641.4	1,623.1	1,604.8	5,588.3

VimpelCom USD/RUB zero-cost collars Derivative Instruments

As of December 31, 2009, the total notional amount of our derivative instruments, consisting of a Sovintel interest rate swap instrument, amounted to US$156.0 million. This derivative is considered to be an economic hedge, but for financial accounting purposes it has not been accounted for as a hedge.

Type of derivative	Hedged Risk	Notional amount	Mark to Market Spot (Clean Price) as of December 31, 2009
		(US$ in millions)
Interest Rate Swaps		156	(5.1)

Swap agreement to transfer floating U.S. dollars interest rate (LIBOR 3M) to a fixed interest rate of 4.355% in the event the LIBOR 3M floating rate is equal to no greater than 5.4%	Interest Rate Risk	156	(5.1)

Our cash and cash equivalents are not subject to any material interest rate risk.

ITEM 12.	Description of Securities other than Equity Securities

A.	Debt Securities

Not required.

B.	Warrants and Rights

Not required.

C.	Other Securities

Not required.

D.	American Depositary Shares

Fees paid by our ADS holders

The Bank of New York Mellon is the depositary for our ADS program. Our depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. According to our deposit agreement with our depositary, dated November 20, 1996, holders of our ADSs may have to pay our depositary, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

For:	Persons holding ADSs or depositing or withdrawing shares must pay:

•   Issuance of ADSs, including issuances resulting from a distribution of our shares or rights to subscribers for shares of the issuer or of any other nature

•   Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

• Any cash distribution to ADS registered holders	US$.02 (or less) per ADS (or portion thereof)

• Distribution of securities other than our shares to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to ADS holders had instead been shares deposited for issuance of ADSs

• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when a shareholder deposits or withdraws our shares	Registration or transfer fees

• Cable, telex and facsimile transmissions (when expressly provided in our deposit agreement) • Converting foreign currency to U.S. dollars	Expenses of the depositary

• As necessary	Taxes and other governmental charges our depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes

We understand that in connection with the VimpelCom Ltd. Transaction the depositary has agreed to waive the fees that would otherwise be due from holders of our common shares who deposit their common shares with the depositary in exchange for ADSs or holders of our ADSs who surrender their ADSs for delivery of the underlying common shares.

Fees Payable by the Depositary to Us

Our depositary has agreed to reimburse us or pay us for:

•	our continuing NYSE listing fees;

•

certain maintenance costs for the ADS program, including expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls; and

•	certain investor relationship programs or special investor relations promotional activities.

In certain instances, our depositary has agreed to provide additional payments to us based on changes in certain conditions relating to the ADS facility. According to our agreement with the depositary, there are limits on the amount of investor relations program or special relations promotional activities expenses for which our depositary will pay or reimburse us, but the amount of payment or reimbursement available to us is not tied to the amount of fees the depositary collects from investors

From January 1, 2009 to April 1, 2010, the depositary paid approximately US$397,782.00 for our continuing NYSE listing fees, US$70,000.00 for maintenance costs for the ADSs, and reimbursed to us or paid on our behalf US$142,721.00 for investor relationship programs or special investor relations promotional activities.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, or CEO, General Director and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures. Based upon the evaluation, our CEO, General Director and Chief Financial Officer have concluded that as of December 31, 2009, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO, General Director and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. These disclosure controls and procedures include our Disclosure Review Committee’s review of the preparation of our Exchange Act reports. The Disclosure Review Committee also provides an additional check on our disclosure controls and procedures.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our company’s published consolidated financial statements in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Our management has assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2009. In making its assessment, our management has utilized the criteria set forth by the Committee of Sponsoring Organizations, or COSO, of the Treadway Commission in Internal Control—Integrated Framework, and Securities and Exchange Commission’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Exchange Act. Based on the assessment, our management believes our company maintained effective internal control over financial reporting as of December 31, 2009.

Ernst & Young LLC, our company’s independent registered public accounting firm has issued an attestation report on our management's assessment of internal controls, a copy of which appears below.

(c) Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Open Joint Stock Company “Vimpel-Communications”

We have audited Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). VimpelCom’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the VimpelCom’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, VimpelCom maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of VimpelCom as of December 31, 2009 and 2008, and the consolidated statements of income, shareholders’ equity and accumulated other comprehensive income and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 18, 2010 expressed an unqualified opinion thereon.

/s/Ernst & Young LLC

March 18, 2010

Moscow, Russia

(d) Changes in Internal Control Over Financial Reporting

We have implemented additional control procedures related to the analysis and documentation of non-routine, complex transactions, including those related to contractual redemption arrangements. The additional control procedures include increased and more timely communication between the departments associated with such non-routine, complex transactions and the accounting department; improvement of tools (e.g. checklists) to ensure the proper and timely identification of potential U.S. GAAP accounting issues; and increased review controls for non-routine, complex transactions.

There were no other changes in our internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Ernst & Young LLC has served as our independent public accountants for each of the fiscal years in the two-year period ended December 31, 2009, for which audited financial statements appear in this Annual Report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young LLC and its affiliates in 2009 and 2008, respectively.

	Year ended December 31,
	2009		2008
Audit Fees	US$	4,965,478	US$	6,472,982
Audit-Related Fees	US$	0	US$	0
Tax Fees	US$	4,850	US$	77,984
All Other Fees	US$	0	US$	45,463

Total	US$	4,970,328	US$	6,596,429

Audit Services

Audit services mainly consisted of the audit of the consolidated financial statements as of and for the years ended December 31, 2009 and 2008, the review of quarterly consolidated financial statements and services provided in connection with regulatory filings, including comfort letters, consents and Sarbanes-Oxley Section 404 attestation services.

Audit-related services

Audit-related services are assurance and related services which are reasonably related to the performance of audit or review and generally include advisory services regarding specific regulatory filings and reporting procedures and other agreed-upon services related to accounting and billing records. No audit-related services were performed in 2009 and 2008 by Ernst & Young LLC.

Tax Services

Tax services consisted of services for preparation of personal income tax returns for employees for US tax purposes.

Other Services

Other services include consulting and survey services.

Audit Committee Pre-Approval Policies and Procedures

The Sarbanes-Oxley Act of 2002 required the Company to implement a pre-approval process for all engagements with its independent public accountants. In compliance with Sarbanes-Oxley requirements pertaining to auditor independence, the Company’s audit commission pre-approves the engagement terms and fees of Ernst & Young LLC for audit and non-audit services, including tax services. The Company’s audit commission pre-approved the engagement terms and fees of Ernst & Young LLC for all services performed for the fiscal year ended December 31, 2009.

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

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not required.

ITEM 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G.	Corporate Governance

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

PART III

ITEM 17.**	Financial Statements

We have responded to Item 18 in lieu of this Item.

ITEM 18.	Financial Statements

INDEX TO FINANCIAL STATEMENTS

OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

ITEM 19.	Exhibits

List of Exhibits.

Exhibit No.	Description
1.1	Restated Charter of VimpelCom, approved by the annual general meeting of shareholders of VimpelCom on June 29, 2007, and as amended by the board of directors of VimpelCom on August 22, 2007. +####

2.1	Deposit Agreement, dated November 20, 1996, by and among VimpelCom, The Bank of New York, as the depositary, and all owners or beneficial owners of ADSs.*

2.2	Loan Agreement, dated October 18, 2004, by and between VimpelCom and UBS (Luxembourg) S.A.##

2.3	Trust Deed, dated October 22, 2004, by and between UBS (Luxembourg) S.A. and The Bank of New York.##

2.4	Loan Agreement, dated February 8, 2005, by and between VimpelCom and UBS (Luxembourg) S.A.##

2.5	Trust Deed, dated February 11, 2005, by and between UBS (Luxembourg) S.A. and The Bank of New York.##

2.6	Loan Agreement, dated May 12, 2006, by and between VimpelCom and UBS (Luxembourg) S.A.###

2.7	Trust Deed, dated May 22, 2006, by and between UBS (Luxembourg) S.A. and The Bank of New York.###

2.8	Loan Agreement, dated April 28, 2008, by and between VimpelCom and VIP Finance Ireland Limited. ####

2.9	Trust Deed, dated April 30, 2008, by and between VIP Finance Ireland Limited, BNY Corporate Trustee Services Limited, The Bank of New York, London Branch, The Bank of New York, New York Branch and The Bank of New York (Luxembourg) S.A. ####

2.10	Loan Agreement, dated April 28, 2008, by and between VimpelCom and VIP Finance Ireland Limited. ####

2.11	Trust Deed, dated April 30, 2008, by and between VIP Finance Ireland Limited, BNY Corporate Trustee Services Limited, The Bank of New York, London Branch, The Bank of New York, New York Branch and The Bank of New York (Luxembourg) S.A. ####

4.1	Form of Indemnification Agreement.††††

4.2	Primary Agreement, dated as of May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.§§

4.3	Registration Rights Agreement, dated as of May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.§§

4.3.1	Amendment No. 1 to Registration Rights Agreement, dated August 28, 2003, to Registration Rights Agreement, dated May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.#

4.4	Guarantee Agreement, dated as of May 30, 2001, by and among Telenor ASA, as guarantor, and VimpelCom, VimpelCom-Region and Eco Telecom Limited, as beneficiaries.§

4.5	Guarantee Agreement, dated as of May 30, 2001, by and among CTF Holdings Limited, as limited guarantor, Eco Holdings Limited, as general guarantor, and VimpelCom, VimpelCom-Region and Telenor East Invest AS, as beneficiaries.§§

Exhibit No.	Description
4.6	$3.5 billion Facility Agreement, dated February 8, 2008, between VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and bookrunners, ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V., Dublin Branch and UBS (Luxembourg) S.A. as original lenders and Citibank International plc as agent.§§§

4.6.1	Amendment Agreement, dated April 28, 2009, in relation to $3.5 billion Facility Agreement, dated February 8, 2008, between VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and bookrunners, ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V., Dublin Branch and UBS (Luxembourg) S.A. as original lenders and Citibank International plc as agent. ^^

8.	List of Subsidiaries.^^

12.1	Certification of General Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.^^

12.2	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.^^

12.3	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.^^

13.1	Certification of General Director, CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.^^

15.1	Consent of Ernst & Young LLC.^^

*	Incorporated by reference to the Registration Statement on Form F-1 (Registration No. 333-5694) of Open Joint Stock Company “Vimpel-Communications.”
**	Incorporated by reference to the Registration Statement on Form F-3 (Registration No. 333-12210) of Open Joint Stock Company “Vimpel-Communications.”
***	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1997 (SEC File No. 1-14522).
****	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1998 (SEC File No. 1-14522).
†	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1999 (SEC File No. 1-14522).
††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2000 (SEC File No. 1-14522).
†††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2001.
††††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2002.
#	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2003.
##	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2004.
###	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2005.
####	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2007.
§	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” furnished to the Securities and Exchange Commission on May 9, 2001.
§§	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” furnished to the Securities and Exchange Commission on June 14, 2001.
§§§	Incorporated by reference to exhibit (b)(4) to the Schedule TO-T/A filed by Lillian Acquisition, Inc. with the Securities and Exchange Commission on February 8, 2008.
^^	Filed herewith.
+	English translation.

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

Date: April 8, 2010

Open Joint Stock Company “Vimpel-Communications”

Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Open Joint Stock Company “Vimpel-Communications”

We have audited the accompanying consolidated balance sheets of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of VimpelCom’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VimpelCom at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with US generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2009 VimpelCom adopted the Financial Accounting Standards Board’s Statement No. 160, Noncontrolling Interest in Consolidated Financial Statements (primarily codified in ASC 810-10, Consolidation Overall) relating to the presentation and accounting for noncontrolling interest. As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, VimpelCom also adopted FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes (primarily codified in ACS 740-10, Income Taxes – Overall).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), VimpelCom’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2010, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLC

Moscow, Russia

March 18, 2010

Open Joint Stock Company “Vimpel-Communications”

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share amounts)

	Note	December 31, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	5	$1,446,949	$914,683
Trade accounts receivable, net of allowance for doubtful accounts		392,365	475,667
Inventory	13	61,919	142,649
Deferred income taxes	18	91,493	82,788
Input value added tax		96,994	182,045
Due from related parties	20	249,631	168,196
Other current assets	14	627,257	440,479

Total current assets		2,966,608	2,406,507

Property and equipment, net	8	5,561,569	6,425,873
Telecommunications licenses, net	9	542,597	764,783
Goodwill	10	3,284,293	3,476,942
Other intangible assets, net	9	700,365	882,830
Software, net	11	448,255	549,166
Investments in associates	12	436,767	493,550
Other assets	14	792,087	725,502

Total assets		$14,732,541	$15,725,153

Liabilities, redeemable noncontrolling interest and equity
Current liabilities:
Accounts payable		$545,690	$896,112
Due to employees		113,368	105,795
Due to related parties	20	9,211	7,492
Accrued liabilities	14	315,666	288,755
Taxes payable		212,767	152,189
Customer advances, net of VAT		376,121	425,181
Customer deposits		28,386	29,557
Short-term debt	15	1,813,141	1,909,221

Total current liabilities		3,414,350	3,814,302

Deferred income taxes	18	596,472	644,475
Long-term debt	15	5,539,906	6,533,705
Other non-current liabilities	14	164,636	122,825
Commitments, contingencies and uncertainties	24	—	—

Total liabilities		9,715,364	11,115,307

Redeemable noncontrolling interest		508,668	469,604

Equity:	16
Convertible voting preferred stock (.005 rubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding		—	—
Common stock (.005 rubles nominal value per share), 90,000,000 shares authorized; 51,281,022 shares issued (December 31, 2008: 51,281,022); 50,714,579 shares outstanding (December 31, 2008: 50,617,408)		92	92
Additional paid-in capital		1,143,657	1,165,188
Retained earnings		4,074,492	3,271,878
Accumulated other comprehensive (loss)		(488,277)	(90,021)
Treasury stock, at cost, 566,443 shares of common stock (December 31, 2008: 663,614)		(223,421)	(239,649)

Total VimpelCom shareholders’ equity		4,506,543	4,107,488

Noncontrolling interest		1,966	32,754

Total equity		4,508,509	4,140,242

Total liabilities, redeemable noncontrolling interest and equity		$14,732,541	$15,725,153

The accompanying notes are an integral part of these consolidated financial statements.

Open Joint Stock Company “Vimpel-Communications”

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of US dollars, except share (ADS) amounts)

		Years ended December 31,
	Note	2009	2008	2007
Operating revenues:
Service revenues		$8,580,815	$9,999,850	$7,161,833
Sales of equipment and accessories		109,959	107,946	6,519
Other revenues		19,788	17,190	6,528

Total operating revenues		8,710,562	10,124,986	7,174,880

Revenue based tax		(7,660)	(8,054)	(3,782)

Net operating revenues		8,702,902	10,116,932	7,171,098

Operating expenses:
Service costs		1,878,443	2,262,570	1,309,287
Cost of equipment and accessories		110,677	101,282	5,827
Selling, general and administrative expenses		2,389,998	2,838,508	2,206,322
Depreciation		1,393,431	1,520,184	1,171,834
Amortization		300,736	360,980	218,719
Impairment loss	10	—	442,747	—
Provision for doubtful accounts	19	51,262	54,711	52,919

Total operating expenses		6,124,547	7,580,982	4,964,908

Operating income		2,578,355	2,535,950	2,206,190

Other income and expenses:
Interest income		51,714	71,618	33,021
Net foreign exchange (loss)/gain		(411,300)	(1,142,276)	72,955
Interest expense		(598,531)	(495,634)	(194,839)
Equity in net (loss)/gain of associates	12	(35,763)	(61,020)	(211)
Other (expenses)/income, net		(32,114)	(17,404)	3,240

Total other income and expenses		(1,025,994)	(1,644,716)	(85,834)

Income before income taxes		1,552,361	891,234	2,120,356
Income tax expense	18	435,030	303,934	593,928

Net income		1,117,331	587,300	1,526,428
Net (loss)/income attributable to the noncontrolling interest		(4,499)	62,966	63,722

Net income attributable to VimpelCom		$1,121,830	$524,334	$1,462,706

Basic EPS :	21
Net income attributable to VimpelCom per common share		$21.71	$10.32	$28.78

Weighted average common shares outstanding (thousand)		50,647	50,700	50,818
Net income attributable to VimpelCom per ADS equivalent		$1.09	$0.52	$1.44

Diluted EPS :	21
Net income attributable to VimpelCom per common share		$21.69	$10.32	$28.78

Weighted average diluted shares (thousand)		50,678	50,703	50,818
Net income attributable to VimpelCom per ADS equivalent		$1.08	$0.52	$1.44

Dividends per share		$6.30	$11.46	$6.47
Dividends per ADS equivalent	16	$0.31	$0.57	$0.32

The accompanying notes are an integral part of these consolidated financial statements.

Open Joint Stock Company “Vimpel-Communications”

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

Years ended December 31, 2009, 2008 and 2007

(In thousands of US dollars, except shares)

	Common Stock		Additional Paid-in Capital	Retained earnings	Accumulated Other Comprehensive income (loss)	Treasury stock	Total equity attributable to VimpelCom	Noncontrolling interest	Total equity	Redeemable noncontrolling interest	Net Income
	Shares	Amount
Balances at December 31, 2006	51,281,022	$92	$1,382,522	$2,195,713	$423,088	$(58,505)	$3,942,910	$257,859	$4,200,769	—	—
Sale of treasury stock – 100,113 shares	—	—	30,881	—	—	8,906	39,787	—	39,787	—	—
Purchase of treasury stock – 200,000 shares (Note 16)	—	—	—	—	—	(81,069)	(81,069)	—	(81,069)	—	—
Dividends declared	—	—	—	(326,595)	—	—	(326,595)	—	(326,595)	—	—
Adoption of FIN 48 (Note 18)	—	—	—	(4,108)	—	—	(4,108)	(4,092)	(8,200)	—	—
Acquisition of noncontrolling interests	—	—	—	—	—	—	—	(41,465)	(41,465)	—	—
Comprehensive income:											—
Foreign currency translation adjustment	—	—	—	—	378,155	—	378,155	12,386	390,541	—	—
Net income	—	—	—	1,462,706	—	—	1,462,706	63,722	1,526,428	—	1,526,428
Total accumulated comprehensive income	—	—	—	1,462,706	378,155	—	1,840,861	76,108	1,916,969	—	—

Balances at December 31, 2007	51,281,022	92	1,413,403	3,327,716	801,243	(130,668)	5,411,786	288,410	5,700,196	—	—

Sale of treasury stock – 40,568 shares	—	—	19,993	—	—	5,495	25,488	—	25,488	—	—
Purchase of treasury stock – 200,000 shares (Note 16)	—	—	—	—	—	(114,476)	(114,476)	—	(114,476)	—	—
Adoption of equity method of stock option plan accounting	—	—	12,030	—	—	—	12,030	—	12,030	—	—
Dividends declared	—	—	—	(580,172)	—	—	(580,172)	—	(580,172)	—	—
Acquisition of noncontrolling interests							—	(106,722)	(106,722)	—	—
Initial measurement and recognition of redeemable noncontrolling interest (Note 17)	—	—	(278,825)	—	—	—	(278,825)	(154,257)	(433,082)	433,082	—
Accretion to redeemable non-controlling interest	—	—	(1,413)	—	—	—	(1,413)	—	(1,413)	1,413	—
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	(891,263)	—	(891,263)	(22,534)	(913,797)	—	—
Net income	—	—	—	524,334	—	—	524,334	27,857	552,191	35,109	587,300
Total accumulated comprehensive income (loss)	—	—	—	524,334	(891,263)	—	(366,929)	5,323	(361,606)	—	—

Balances at December 31, 2008	51,281,022	92	1,165,188	3,271,878	(90,020)	(239,649)	4,107,489	32,754	4,140,243	469,604	—

Exercise of stock options	—	—	2,974	—	—	16,228	19,202	—	19,202	—	—
Stock based compensation accrual	—	—	1,766	—	—	—	1,766	—	1,766	—	—
Dividends declared	—	—	—	(319,216)	—	—	(319,216)	—	(319,216)	—	—
Dividends to noncontrolling interest	—	—	—	—	—	—	—	(977)	(977)	(13,000)	—
Acquisition of noncontrolling interests	—	—	3,598	—	(9,922)	—	(6,324)	(13,671)	(19,995)	—	—
Accretion to redeemable noncontrolling interest (Note 17)	—	—	(29,869)	—	—	—	(29,869)	—	(29,869)	29,869	—
Comprehensive income:									—	—	—
Foreign currency translation adjustment	—	—	—	—	(388,335)	—	(388,335)	10,554	(377,781)	—	—
Net income	—	—	—	1,121,830	—	—	1,121,830	(26,694)	1,095,136	22,195	1,117,331
Total accumulated comprehensive income (loss)	—	—	—	1,121,830	(388,335)	—	733,495	(16,140)	717,355	—	—

Balances at December 31, 2009	51,281,022	$92	$1,143,657	$4,074,492	$(488,277)	$(223,421)	$4,506,543	$1,966	$4,508,509	$508,668	—

The accompanying notes are an integral part of these consolidated financial statements

Open Joint Stock Company “Vimpel-Communications”

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

	Years ended December 31,
	2009	2008	2007
Operating activities
Net income	$1,117,331	$587,300	$1,526,428
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,393,431	1,520,184	1,171,834
Amortization	300,736	360,980	218,719
Impairment loss	—	442,747	—
Loss from associates	35,763	61,020	211
Provision for deferred taxes	(19,541)	(92,654)	32,858
Loss (gain) on foreign currency translation	411,300	1,142,276	(72,955)
Provision for doubtful accounts	51,262	54,711	52,919
Stock-based compensation expense/ (gain)	2,323	(121,890)	171,242
Loss from early debt redemption	19,063	—	—
Other adjustments	(380)	(5,078)	—
Changes in operating assets and liabilities:
Trade accounts receivable	(57,452)	(240,629)	(333)
Inventory	64,927	(90,221)	(3,021)
Input value added tax	78,972	(103,941)	45,383
Other current assets	135,212	(415,735)	(351)
Accounts payable	(69,290)	281,725	(157,901)
Customer advances and deposits	(23,010)	75,098	85,135
Taxes payable and accrued liabilities	72,122	(34,035)	(32,478)

Net cash provided by operating activities	3,512,769	3,421,858	3,037,690

Investing activities
Purchases of property and equipment	(691,445)	(2,002,452)	(1,238,305)
Purchases of intangible assets	(15,685)	(75,012)	(73,814)
Purchases of software	(184,481)	(313,652)	(293,956)
Acquisition of subsidiaries, net of cash acquired	—	(4,134,609)	(301,355)
Investments in associates	(12,500)	(491,265)	—
Exercise of escrow cash deposit	—	200,170	(200,170)
Loan granted	—	(350,000)	—
Investments in deposits	(488,580)	43,179	(42,356)
Purchases of other assets, net	(40,799)	(53,575)	(84,596)

Net cash used in investing activities	(1,433,490)	(7,177,216)	(2,234,552)

Financing activities
Proceeds from bank and other loans	1,270,248	6,209,392	666,348
Proceeds from sale of treasury stock	—	25,488	39,787
Repayments of bank and other loans	(2,432,862)	(721,222)	(365,657)
Payments of fees in respect of debt issues	(53,071)	(68,159)	(14,380)
Repayments of equipment financing obligations	—	—	(106,888)
Net proceeds from employee stock options	18,142	—	—
Purchase of noncontrolling interest in consolidated subsidiaries	(18,198)	(992,825)	—
Payment of dividends	(315,644)	(587,302)	(331,885)
Payment of dividends to noncontrolling interest	(13,977)	—	—
Purchase of treasury stock	—	(114,476)	(81,069)

Net cash (used in)/ provided by financing	(1,545,362)	3,750,896	(193,744)

Effect of exchange rate changes on cash and cash equivalents	(1,651)	(84,566)	49,823

Net increase/ (decrease) in cash and cash equivalents	532,266	(89,028)	659,217
Cash and cash equivalents at beginning of year	914,683	1,003,711	344,494

Cash and cash equivalents at end of year	$1,446,949	$914,683	$1,003,711

Open Joint Stock Company “Vimpel-Communications”

CONSOLIDATED STATEMENTS OF CASH FLOWS—(continued)

(In thousands of US dollars)

	Years ended December 31,
	2009	2008	2007
Supplemental cash flow information
Cash paid during the period:
Income tax	$428,761	$647,597	$601,939
Interest	571,964	406,020	201,259

Non-cash activities:
Equipment acquired under financing agreements	—	2,726	48,514
Accounts payable for property, equipment and other long-lived assets	210,159	448,218	417,478
Non–cash discounts from suppliers of equipment	239	2,464	(5,441)
Issue of promissory notes	—	81,660	—

Acquisitions :
Fair value of assets acquired	—	2,645,655	84,125
Fair value of noncontrolling interest acquired	—	206,129	41,636
Difference between the amount paid and the fair value of net assets acquired	—	3,517,062	182,034
Consideration for the acquisition of subsidiaries	—	(5,348,180)	(291,928)

Fair value of liabilities assumed	$—	$1,020,666	$15,867

The accompanying notes are an integral part of these consolidated financial statements.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

1. Description of Business

Open Joint Stock Company “Vimpel-Communications” was registered in the Russian Federation on September 15, 1992 as a closed joint stock company, re-registered as an open joint stock company on July 28, 1993 and began full-scale commercial operations in June 1994. On November 20, 1996, Open Joint Stock Company “Vimpel-Communications” completed an initial public offering of its common stock on the New York Stock Exchange (“NYSE”) through the issuance of American Depositary Shares (“ADS”). Each ADS currently represents one-twentieth of one share of VimpelCom’s common stock (Note 16).

In these notes, “VimpelCom” or the “Company” refers to Open Joint Stock Company “Vimpel-Communications” and its consolidated subsidiaries.

VimpelCom earns revenues by providing voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment and accessories. The Company operates telecommunications services in Russia, Kazakhstan, Ukraine, Armenia, Tajikistan, Uzbekistan, Georgia and Cambodia primarily under the “Beeline” brand name. VimpelCom also has investments in an entity in Vietnam that launched its operations on July 20, 2009.

On October 5, 2009, VimpelCom’s two major shareholders, Altimo and Telenor, signed a series of agreements pursuant to which they agreed to combine their holdings in VimpelCom and Closed Joint Stock Company “Kyivstar G.S.M.” (“Kyivstar”) under a new company, VimpelCom Ltd., to be listed on the New York Stock Exchange, subject to successful completion of exchange offers for VimpelCom’s shares and ADSs. On February 9, 2010, VimpelCom Ltd. commenced an exchange offer to acquire all of VimpelCom’s outstanding common and preferred shares from holders resident in the United States, and all outstanding ADSs from any holder, wherever located, in exchange for VimpelCom Ltd. depositary receipts (“DRs”), pursuant to the Registration Statement on Form F-4 and related preliminary prospectus dated February 8, 2010 filed with the U.S. Securities and Exchange Commission (the “SEC”). VimpelCom Ltd. also commenced a parallel exchange offer on February 9, 2010, to all holders of the Borrower’s common and preferred shares, wherever located, pursuant to a separate Russian offer document. VimpelCom Ltd. also offered a nominal cash consideration alternative under the exchange offers, as required by Russian law. The completion of the exchange offers is subject to the satisfaction or waiver of certain conditions. On February 9, 2010, VimpelCom announced that the Company’s Board of Directors (the “Board”) had unanimously recommended that the Company’s shareholders and ADS holders exchange their Company shares and ADSs for VimpelCom Ltd. DRs in the exchange offers (and not for the nominal cash consideration alternative). In connection with the Board’ recommendation, on February 9, 2010, the Company filed with the SEC a solicitation/recommendation statement on Schedule 14D-9, which contained more information on the background of the exchange offer and the Board’ reasons for its recommendation.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

Effective since September 15, 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) became the only source of authoritative US generally accepted accounting principles (“US GAAP”) recognized by FASB. ASC supersedes all then-existing non-SEC accounting and reporting standards. The adoption of ASC resulted in modifications of accounting and reporting references with codification in ASC.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

VimpelCom maintains its records and prepares its financial statements in accordance with Russian accounting and tax legislation and US GAAP. VimpelCom’s foreign subsidiaries maintain their accounting records in accordance with local accounting and tax legislation and US GAAP. The accompanying consolidated financial statements differ from the financial statements issued by the individual companies for statutory purposes. The principal differences relate to: (1) revenue recognition; (2) recognition of interest expense and other operating expenses; (3) valuation and depreciation of property and equipment; (4) foreign currency translation; (5) deferred income taxes; (6) capitalization and amortization of telephone line capacity; (7) valuation allowances for unrecoverable assets; (8) business combinations, (9) consolidation and accounting for subsidiaries, and (10) stock based compensation.

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

The noncontrolling interest is reported in the Consolidated Balance Sheets as a separate component of equity and represents the aggregate ownership interests in the subsidiaries that are held by owners other than the Company.

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

2. Basis of Presentation and Significant Accounting Policies (continued)

Foreign Currency Translation

The reporting currency of VimpelCom is the US dollar. Therefore, the accompanying financial statements were translated into the reporting currency in accordance with ASC 830, Foreign Currency Matters, (SFAS No. 52) using the current rate method. Domestic and certain foreign subsidiaries of VimpelCom have their local currencies as their functional currency, and use the current rate method for translating their financial statements to US dollars.

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

Local currencies of certain of VimpelCom’s foreign subsidiaries are not fully convertible currencies outside the territories of countries of their operations. The translation of ruble-, tenge-, hryvnia-, somoni-, sum-, dram- and lari-denominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that VimpelCom could realize or settle the reported values of these assets and liabilities in US dollars. Likewise, it does not indicate that VimpelCom could return or distribute the reported US dollar value of capital to its shareholders.

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

Cash and Cash Equivalents

VimpelCom considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates fair value. Escrow cash was primarily related to cash held in escrow at a financial institution for the collateralization of certain payment obligations that the Company has agreed to assume in the future.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

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

Input Value Added Tax

Value Added Tax (“VAT”) related to revenues is payable to the tax authorities on an accrual basis based upon invoices issued to customers or cash received. VAT incurred on purchases may be offset, subject to certain restrictions, against VAT related to revenues, or can be reclaimed in cash from the tax authorities under certain circumstances. VAT related to purchase transactions, which will be offset against VAT related to revenues within the following year, is recognized on the balance sheets on a gross basis. As of December 31, 2009, the VAT rate in Russia, Tajikistan and Georgia was 18%, in Kazakhstan it was 12%, and in Ukraine, Uzbekistan, and Armenia it was 20%.

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

The following categories with the associated useful lives are used:

Mobile telecommunications equipment	7-9 years
Fixed line telecommunication equipment	3-12 years
Fiber-optic equipment	9-10 years
Buildings and constructions	20 years
Electronic exchange devices	7 years
Office and measuring equipment, vehicles and furniture	5-10 years

Equipment acquired under capital leases is depreciated using the straight-line method over its estimated useful life or the lease term, whichever is shorter. Depreciation of these assets recorded under capital leases is included in “depreciation” in the statement of income. Capitalized leasehold improvement expenses for base station positions is depreciated using the straight-line method over the estimated useful life of seven years or the lease term, whichever is shorter.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

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

In accordance with ASC 350-10, Intangibles – Goodwill and Other – Overall (SFAS No. 142, Goodwill and Other Intangible Assets), VimpelCom continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. In accordance with ASC 350-10 (SFAS No. 142), VimpelCom tests goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include, but are not limited to, a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.

Goodwill impairment is evaluated using a two-step process. The first step involves a comparison of the estimated fair value of each of the Company’s eight geographic reporting units to its carrying amount, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit in accordance with ASC 820, Fair Value Measurements and Disclosures, (SFAS 157 Fair Value Measurement) using an income approach. When available and as appropriate, the Company uses comparative market multiples to corroborate discounted cash flows results.

Determining fair value based on the income approach is based on the present value of estimated future cash flows from a market participant perspective, discounted at an appropriate risk-adjusted rate. The cash flows employed in the DCF analyses are based on the most recent views of the medium and long-term outlook for each reporting unit considering market development, penetration and competitive environment in each geographic location and sub sector (fixed line, internet and mobile segments). The discount rates used in the DCF analyses are intended to commensurate with the risks and uncertainty inherent in the respective businesses forecasts. The Company derives its discount rates by applying the capital asset pricing model (i.e., to estimate the cost of equity financing) and analyzing published rates for industries relevant to our reporting units (including public information about risks premiums, cost of debt as well as debt-to-equity structure).

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

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

Software

Under the provision of ASC 350-40, Intangibles – Goodwill and Other – Internal-use Software, (Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use), VimpelCom capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and VimpelCom management has authorized further funding of the project which it deems probable will be completed and used to perform the function intended. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software development costs are depreciated using the straight-line method over the expected life of the asset. Research and development costs in 2009, 2008 and 2007 were US$610, US$857, and US$382, respectively.

Long-Lived Assets

VimpelCom accounts for impairment of long-lived assets, except for goodwill, in accordance with the provisions of ASC 360-10, Property, Plant and Equipment – Overall (SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets). ASC 360-10 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Impairment indicators that do not result in the actual impairment of the asset may, however, result in modification of the useful economic life to a shorter period.

Accounting for Assets Retirement Obligations

VimpelCom has certain legal obligations related to rented sites for base stations, which fall within the scope of ASC 410-20, Asset Retirement and Environmental Obligations – Asset Retirement Obligations (SFAS 143 Accounting for Asset Retirement Obligations). These legal obligations include obligations to remediate leased land and other locations on which base stations are located (Note 14).

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

Derivative Instruments and Hedging Activities

ASC 815-10, Derivatives and Hedging (SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities), requires companies to recognize all of their derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company has not designated any of its derivative contracts as hedges, therefore all hedging instruments have been recorded at fair value and changes in these fair values reflected in the accompanying statements of income as other income/(expense) and net foreign exchange (loss)/gain items (Note 7).

Revenue Recognition

VimpelCom generates revenues from providing voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment and accessories. Service revenues include revenues from airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect revenue, roaming charges and charges for value added services (“VAS”). Interconnect revenue is generated when the Company receives traffic from mobile or fixed subscribers of other operators and that traffic terminates on VimpelCom’s network. Roaming revenues include both revenues from VimpelCom customers who roam outside of home country network and revenues from other wireless carriers for roaming by their customers on VimpelCom’s network. VAS includes short messages (“SMS”), multimedia messages (“MMS”), caller number identification, call waiting, data transmission, mobile Internet, downloadable content and other services. The cost of content revenue relating to VAS is presented net of related costs when the Company acts as an agent of the content providers. VimpelCom charges subscribers a fixed monthly fee for the use of the service, which is recognized as revenue in the respective month.

Service revenue is generally recognized when the services (including VAS and roaming revenue) are rendered. Prepaid cards, used as a method of cash collection, are accounted for as customer advances for future services. Prepaid cards do not have expiration dates but are subject to statutory expiration periods, and unused balances are added to service revenue when cards expire. Also, VimpelCom uses E-commerce systems, retail offices and agent locations as channels for receiving customer payments. Revenues from mobile equipment sales, such as handsets, are recognized in the period in which the equipment is sold.

Revenue from Internet services is measured primarily by monthly fees and internet-traffic volume which has been not included in monthly fees. Revenue from service contracts is accounted for when the services are provided. Payments from customers for fixed-line equipment are not recognized as revenue until installation and testing of such equipment are completed and accepted by the customer. Domestic Long Distance/International Long Distance (“DLD/ILD”) and zonal revenues are recorded gross or net depending on the contractual arrangements with the end-users. The Company recognizes DLD/ILD and zonal revenues from local operators net of payments to these operators for interconnection and agency fees when local operators establish end-user tariffs and assume credit risk.

Revenues are stated net of value-added tax and sales tax charged to customers.

In accordance with the provisions of ASC 605-10-S25-3, Revenue Recognition-Overall-SEC Recognition-Delivery and Performance, VimpelCom defers upfront telecommunications connection fees. The deferral of

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

revenue is recognized over the estimated average subscriber life, which is generally 32 months for mobile subscribers and from 5 to 29 years for fixed line subscribers. The Company also defers direct incremental costs related to connection fees for fixed line subscribers, in an amount not exceeding the revenue deferred.

Advertising

VimpelCom expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 2009, 2008 and 2007 was US$157,808, US$345,888 and US$276,837, respectively.

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

Rent expense under all operating leases and rental contracts in 2009, 2008 and 2007 was US$363,884, US$370,533 and US$240,968, respectively.

Government Pension Fund

VimpelCom contributes to the state pension funds in the Russian Federation, Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Georgia (before January 1, 2008), and Armenia on behalf of its employees, contributions are expensed as incurred. Total contributions for the years ended December 31, 2009, 2008 and 2007 were US$44,670, US$58,010 and US$38,439, respectively.

Borrowing Costs

Borrowing costs include interest incurred on existing indebtedness and debt issuance costs. Interest costs associated with assets that require a period of time to get them ready for their intended use are capitalized and amortized over the related assets’ estimated useful lives. Debt issuance costs are capitalized and amortized over the term of the respective borrowings using the effective interest method. Interest expense for the years ended December 31, 2009, 2008 and 2007, was US$598,531, US$495,634 and US$194,839, respectively. VimpelCom capitalized interest in the cost of long lived assets in the amount of US$39,952, US$43,939 and US$36,659 in 2009, 2008 and 2007, respectively.

Interest income

The Company earns interest income from deposits in banks and from granting loans. Interest income is calculated based on applied interest rate and the amount deposited as well as principal amount of loan granted.

Income Taxes

VimpelCom computes and records income tax in accordance with ASC 740, Income taxes (SFAS No. 109, Accounting for Income Taxes). Under the asset and liability method of, deferred tax assets and liabilities are

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recognized for deferred tax assets when it is considered more likely than not that the asset will not be recovered.

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes (primarily codified in ASC 740-10, Income taxes – Overall). ASC 740-10 clarifies accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, ASC 740-10 states that income taxes should not be accounted for under the provisions of ASC 450, Contingencies (SFAS No. 5, Accounting for Contingencies). The Company adopted FIN 48 at the beginning of the fiscal year 2007. As a result of the adoption the Company recognized in its consolidated financial statements a cumulative-effect adjustment to increase its liability for unrecognized tax benefits, interest, and penalties by US$15,069 and reduced the January 1, 2007, balance of retained earnings by US$4,108 and subsidiary noncontrolling interest by US$4,091 and increased the balance of goodwill by US$6,870. The cumulative-effect adjustment pertains to a pre-acquisition contingency in a subsidiary that has a minority shareholder. VimpelCom’s continuing practice is to recognize fines and penalties (interest) related to income tax matters in income tax expense.

Concentration of Credit Risk

Trade accounts receivable consist of amounts due from subscribers for airtime usage and amounts due from dealers and subscribers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service GSM network. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VimpelCom’s credit risk arising from its trade accounts receivable from subscribers is mitigated due to the large number of its active subscribers (subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period), of which approximately 96% subscribed to a prepaid service as of December 31, 2009 and, accordingly, do not give rise to credit risk. VimpelCom’s credit risk arising from its trade accounts receivable from dealers is mitigated due to the large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers. The Company also has receivables from other local and international operators from interconnect and roaming services provided to their customers, as well as receivables from customers using fixed-line services, such as business services, wholesale services and services to residents.

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

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

VimpelCom issues advances to a variety of vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors provide for equipment financing in respect of certain deliveries of equipment (Note 15). VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

Accumulated Other Comprehensive Income

ASC 220, Comprehensive income (SFAS No. 130, Reporting Comprehensive Income), requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes the effects of all other non–shareholder changes in net assets.

Stock-Based Compensation

VimpelCom accounts for stock-based compensation plans in accordance with SFAS No. 123 (revised 2004) Share Based Payment (“SFAS No. 123R”) (primarily codified in ASC 718-10, Compensation – Stock Compensation – Overall), which is a revision of SFAS No. 123 and SFAS No. 95, Statement of Cash Flows (primary codified in ASC 230, Statement of Cash flows). Under ASC 718-10, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments.

The Company also has stock-based compensation in a form of cash settled stock appreciation rights (“SARs”). The cost of these instruments which are recorded as liabilities is remeasured based on fair value of the instruments on each reporting date and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity-based compensation.

On December 24, 2008, VimpelCom modified its stock-based compensation programs (except for “phantom” plans and SARs) to require equity classification. The modification was applied to all the options outstanding as of modification date. In determination of fair value VimpelCom considered historical data on estimated life of the options, forfeiture rates and volatility since from employee’s standpoint no changes to the amount of award were proposed. The historical based stock compensation provision accrued at the modification date in the amount of US$12,030 was reclassified from liability to equity and no gain or loss was recognized as of the modification date (Note 21).

Government Regulations

The Company is subject to governmental regulation of tariffs in its Armenian fixed line business of its direct wholly owned subsidiary CJSC “ArmenTel”. The Company has the right to seek tariff adjustments at the retail and wholesale level based on costs incurred. Governmental authorization of tariff adjustments is only necessary for those services that are under Governmental control.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

The Company is subject to governmental control over tariffs in its Kazakhstan mobile telecom business of its consolidated subsidiary KaR-Tel Limited Liability Partnership (“KaR-Tel”), which is recognized as an entity having dominant position on the Kazakhstan market of mobile telecom. The Company has the right to make tariff adjustments, but is required by law to notify the antimonopoly state body of any increase of its tariffs and to justify the adjustments. The antimonopoly body is required to carry out an examination of tariff adjustments, on which it has been notified, and subject to results of such examination is empowered to prohibit increase of the tariffs.

No assets or liabilities have been recorded in the accompanying financial statements to recognize the effects of possible regulatory assets or liabilities, as allowed under ASC 980, Regulated Operations (SFAS No. 71, Accounting for the Effects of Certain Types of Regulation).

Litigation Accrual

VimpelCom is party to various legal and regulatory proceedings in the normal course of business with respect to certain matters. Except as described in Note 23 VimpelCom does not believe that any legal or regulatory proceedings to which it is a party could have a material adverse impact on its business or prospects. VimpelCom evaluates the likelihood of an unfavorable outcome of the legal or regulatory proceedings to which it is a party in accordance with ASC 450, Contingencies and ASC 855-10-S99-2, Subsequent events – Overall – SEC Materials – Issuance of Financial Statements (SFAS No. 5, Accounting for Contingencies and EITF Topic D-86, Issuance of Financial Statements, respectively). These judgments are subjective based on the status of the legal or regulatory proceedings, the merits of its defenses and consultation with in-house and external legal counsel. The actual outcomes of these proceedings may differ from the Company’s judgments.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, primarily codified in ASC 820, Fair Value Measurements and Disclosures. The standard provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. VimpelCom measures financial assets and financial liabilities at fair value on a recurring basis where it is required by other GAAP. ASC 820, Fair Value Measurements and Disclosures, is effective for nonfinancial assets and liabilities for fiscal years beginning after November 15, 2008. VimpelCom adopted ASC 820, Fair Value Measurements and Disclosures, for nonfinancial assets and liabilities on January 1, 2009, which did not have a material impact on VimpelCom’s results of operations or financial position.

On December 4, 2007, the FASB issued SFAS No. 141(R), Business Combinations, and SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51, primarily codified in ASC 805, Business Combinations and ASC 810-10, Consolidation-Overall, respectively. These new standards significantly change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. Under ASC 805, Business Combinations, acquisition related costs should not be capitalized any longer but expensed as incurred. With few exceptions assets acquired and liabilities assumed should be measured at fair value using market participant assumptions in accordance with ASC 820, Fair value measurements and Disclosures. Noncontrolling interest

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

should be measured at fair value as of the acquisition date that results in the recognition of the goodwill attributable to the noncontrolling interest in addition to that attributable to the Company. Under ASC 810-10, Consolidation-Overall, noncontrolling interest in a consolidated subsidiary should be displayed in the consolidated statement of financial position as a separate component of equity. Losses attributable to the parent and the noncontrolling interest in a subsidiary should be attributed to that interest, even if that attribution results in a deficit noncontrolling interest balance. In a business combination achieved in stages (step acquisition) the Company should remeasure its previously held equity interest in the acquiree at acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings. The Company adopted SFAS No.141(R) (ASC 805, Business Combinations) and SFAS No.160 (ASC 810-10, Consolidation-Overall) on January 1, 2009 prospectively except for classification of non-controlling interest and disclosure that shall be applied retrospectively for all periods presented. If the previous requirement in ASC 810-10-45, Consolidation-Overall-Other Presentation Matters, had been applied in the year of adoption, VimpelCom’s consolidated net income attributable to VimpelCom and earnings per share would have been the following (pro-forma):

Pro-forma for twelve months ended December 31, 2009
Income before income taxes	$1,552,361
Income tax expense	435,030

Net income	1,117,331
Net income attributable to the noncontrolling interest	16,141

Net income attributable to VimpelCom	$1,101,190

Basic EPS:
Net income attributable to VimpelCom per common share	$21.30

Weighted average common shares outstanding (thousand)	50,647
Net income attributable to VimpelCom per ADS equivalent	$1.07

Diluted EPS :
Net income attributable to VimpelCom per common share	$21.29

Weighted average diluted shares (thousand)	50,678
Net income attributable to VimpelCom per ADS equivalent	$1.06

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133, primarily codified in ASC 815-10, Derivatives and Hedging-Overall. SFAS No. 161 (ASC 815-10) is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 (ASC 815-10) is effective for fiscal years beginning after November 15, 2008. The adoption of this statement resulted in the Company expanding its disclosures relative to its derivative instruments and hedging activity (Note 6).

In April 2009, the FASB issued FASB Staff Position FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, primarily codified in 825-10-65-1, Financial Instruments-Overall-Transition and Open Effective Date Information. These staff positions requires enhanced disclosures on financial instruments, and are effective for interim and annual reporting periods ending after June 15, 2009. This increased the Company’s quarterly disclosures but did not have an impact on VimpelCom financial position and results of operations (Note 7).

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, primarily codified in ASC 855, Subsequent Events. SFAS No. 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 is effective for interim and annual financial periods ending after June 15, 2009 and is applied prospectively. In February 2010, the FASB issued ASU 2010-09, Subsequent events, an amendment of ASC 855, Subsequent events. ASU 2010-09 amends and supersedes the disclosure requirements of SFAS No. 165 and is effective immediately for all financial statements that have not yet been issued. ASU 2010-09 requires SEC registrants to evaluate subsequent events through the date that the financial statements are issued. SEC registrants are not required to disclose the date through which the management evaluates subsequent events either in originally issued financial statements or reissued financial statements. The adoption of SFAS No. 165 and ASU 2010-09 did not have an impact on disclosure of the Company relative to the subsequent events (Note 25).

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R), primarily codified in ASC 810-10, Consolidation-Overall. SFAS 167 amends FIN 46(R), to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This statement is effective for both interim and annual periods as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, and VimpelCom is currently evaluating its impact on the Company’s financial position and results of operations.

In October 2009, FASB issued ASU 2009-13, Revenue Recognition, codified in ASC 605-25, Revenue Recognition – Multiple Element Arrangement. ASU 2009-13 eliminates the use of the residual method of allocation and requires use of the relative-selling price method. ASU 2009-13 expands the disclosures required for multiple-element revenue arrangements. ASU 2009-13 is effective for both interim and annual periods as of the beginning of reporting entity’s first annual reporting period that begins after June 15, 2010 with earlier application permitted for full annual periods. VimpelCom is currently evaluating its impact on the Company’s financial position and results of operations.

In January 2010, FASB issued ASU 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. This update provides amendments to ASC 810-10, Consolidation – Overall (formerly SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements) to clarify the scope of the decrease in ownership provisions of ASC 810-10 and related guidance. ASU 2010-02 also clarifies that the decrease in ownership guidance does not apply to certain transactions even if they involve businesses. ASU 2010-02 expands the disclosures required for a business combinations achieved in stages and deconsolidation activity within the scope of ASC 810-10. ASU 2010-02 is effective for both interim and annual periods ending on or after December 15, 2009. The amendments are to be applied retrospectively to the first period that an entity adopted ASU 810-10, Consolidation – Overall. The adoption of this statement did not have an impact on VimpelCom’s financial position, results of operations and disclosures relative to noncontrolling interests.

In January 2010, FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, an amendment of ASC 820, Fair Value Measurements and Disclosures (formerly SFAS No. 157 Fair Value Measurements). ASU 2010-06 requires additional disclosures regarding assets and liabilities that are transferred between levels of the fair value hierarchy. ASU 2010-06 clarifies guidance pertaining to the level of disaggregation at which fair value disclosures should be made and the requirements to disclose information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

requirement to separately disclosure purchases, sales, issuances, and settlements in the Level 3 rollforward, which becomes effective for fiscal years (and for interim periods within those fiscal years) beginning after December 15, 2010. The adoption of this statement may expand VimpelCom’s disclosures relative to fair value measurements (Note 7).

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

Golden Telecom

On December 21, 2007, subsidiaries of VimpelCom and Golden Telecom Inc. (“Golden Telecom”), a leading facilities-based provider of integrated telecommunications and Internet services in the Russian Federation, signed a definitive merger agreement. Pursuant to the merger agreement, Lillian Acquisition Inc. (“Lillian”), an indirect wholly owned subsidiary of VimpelCom, commenced a tender offer on January 18, 2008, to acquire 100% of the outstanding shares of Golden Telecom’s common stock at a price of US$105.00 per share in cash. The tender offer was successfully completed on February 15, 2008, with 36,533,255 shares of Golden Telecom common stock (including shares delivered through notices of guaranteed delivery), representing approximately 90.5% of the outstanding shares of Golden Telecom’s common stock tendered and not withdrawn. On February 18, 2008, Lillian commenced a subsequent offer for all remaining shares of Golden Telecom common stock. The subsequent offer was successfully completed on February 26, 2008, with 38,093,677 shares of Golden Telecom common stock tendered during the initial and subsequent offering periods. These shares represented approximately 94.4% of the outstanding shares of Golden Telecom’s common stock, an amount sufficient to permit the completion of a “short-form” merger under applicable Delaware law, without a vote of the remaining stockholders of Golden Telecom. As a result, VimpelCom Finance B.V., a direct wholly-owned subsidiary of VimpelCom, and Lillian on February 28, 2008, consummated a “short-form” merger, in which Lillian was merged with and into Golden Telecom and all remaining stockholders of Golden Telecom who did not tender their shares in the tender offer (other than those, if any, properly perfecting dissenters’ rights) received the right to receive US$105.00 per share in cash. Following the completion of the merger as of February 28, 2008, Golden Telecom became an indirect wholly-owned subsidiary of VimpelCom and started to be consolidated in VimpelCom’s financial statements.

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

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

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

Sotelco

On July 16, 2008, VimpelCom through Ararima acquired an indirect 90% voting and economic interest in the Cambodian company Sotelco Ltd. (“Sotelco”), which holds a GSM 900/1800 license and related frequencies for the territory of Cambodia. The transaction was made through the purchase of 90% of Sotelco’s parent company, Atlas Trade Limited (BVI) (“Atlas”), for US$28,000 from Altimo. The remaining 10% of Atlas are owned by a local partner, a Cambodian entrepreneur. VimpelCom has also acquired a call option to purchase the 10% interest of the local partner. The acquisition of Sotelco was accounted for as an asset purchase of the telecom license through a variable interest entity. On acquisition, the Company allocated approximately US$41,646 to license, US$8,329 to deferred tax liability and US$5,100 to noncontrolling interest.

On May 18, 2009, Sotelco launched its mobile operations in Cambodia under VimpelCom’s “Beeline” brand.

Millicom Lao Co., Ltd.

On September 16, 2009, VimpelCom signed an agreement for the acquisition of a 78% stake in Millicom Lao Co., Ltd., a mobile telecom operator with operations in the Lao PDR, from Millicom Holding B.V. (Netherlands) and Cameroon Holdings B.V. (Netherlands). The remaining 22% of Millicom Lao Co., Ltd. is owned by the Government of the Lao PDR, as represented by the Ministry of Finance.

The purchase price for the acquisition will be determined on the completion date and will be based on an enterprise value of Millicom Lao Co., Ltd. of US$102,000.

Completion of the acquisition is subject to the satisfaction or waiver of certain conditions, including the receipt of regulatory approvals.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

3. Business Combinations and Disposals (continued)

Purchase of non-controlling interest in consolidated subsidiaries

Corbina Telecom

On June 11, 2008, VimpelCom increased its share of ownership in Closed Joint Stock Company Cortec (“Corbina Telecom”), 51% subsidiary of Golden Telecom by acquiring the remaining 49% from Inure Enterprises Ltd. (“Inure”) for US$404,000 and US$4,250 of costs related to acquisition. As a result of this transaction, VimpelCom and its subsidiary together now own 100% of the shares of Corbina Telecom. The step acquisition was recorded under purchase method of accounting. The Company’s financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned US$68,120 to intangible assets which will be amortized over a weighted average period of approximately 12 years, recording of a deferred tax liability in the amount of US$17,348 and adjusted noncontrolling interest by US$40,404. The total fair value of identifiable net assets acquired amounted to US$95,338. The excess of the acquisition cost over the fair value of identifiable net assets of Corbina Telecom amounted to US$312,912 and was assigned to Russia fixed reporting unit.

Limnotex

On July 1, 2008 VimpelCom exercised its option to acquire an additional 25% less one share of Limnotex Developments Limited (“Limnotex”) for US$561,807. Limnotex is the parent company of KaR-Tel, VimpelCom’s operating subsidiary in Kazakhstan. As a result of the exercise, VimpelCom’s overall direct and indirect share stake in Limnotex increased from 50% plus one share to 75%. The acquisition was recorded as step acquisition under the purchase method of accounting. The Company’s financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned US$147,734 to intangible assets which will be amortized over a weighted average period of approximately 7 years, recording of a deferred tax liability in the amount of US$42,834 and adjusted noncontrolling interest by US$153,981. The fair value of acquired identifiable net assets amounted to US$99,946. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$309,490. This amount was recorded as goodwill, was assigned to the Kazakhstan reporting unit and is subject to annual impairment tests. To ensure a path to complete ownership over KaR-Tel, VimpelCom has agreed on put and call option arrangements with respect to the remaining 25% share in Limnotex which is held by Crowell Investments Limited (“Crowell”). More details about the options and amendments made in 2009 are disclosed in Note 17.

LLC Golden Telecom (Ukraine)

On December 30, 2009, VimpelCom increased its ownership interest in LLC Golden Telecom, a consolidated Ukrainian subsidiary of VimpelCom, from 80% to 100% by acquiring the 20% ownership interest it did not already own for a total cash consideration of US$18,200. The transaction was accounted for as a decrease in non-controlling interest and a change in additional paid-in capital.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

3. Business Combinations and Disposals (continued)

Investments in associates

GTEL-Mobile

On July 8, 2008, VimpelCom and its 100% owned direct subsidiary Ararima Enterprises Limited (Cyprus) (“Ararima”) signed a Joint Venture and Shareholders Agreement to establish a mobile telecommunications joint venture in Vietnam under the name of GTEL-Mobile Joint Stock Company (“GTEL-Mobile”). The other participants in GTEL-Mobile are Global Telecommunications Corporation (“GTEL”), a Vietnamese state-owned enterprise and GTEL TSC, a subsidiary of GTEL. Ararima received a 40% voting and economic interest in GTEL-Mobile in consideration for an equity investment of US$266,670 that has been paid in full. GTEL and GTEL TSC have equity interests in GTEL-Mobile of 51% and 9%, respectively. GTEL-Mobile has received all of the regulatory approvals required under the Joint Venture and Shareholders Agreement, including the registration of GTEL-Mobile, GSM license and related frequencies.

On July 20, 2009, GTEL-Mobile launched its mobile operations in Vietnam under the “Beeline” brand.

Euroset

On October 23, 2008, VimpelCom through Ararima acquired 49.9% shares of Morefront Holdings Ltd, a company that owns 100% of the Euroset Group (“Euroset”), from Rambert Management Ltd, a company controlled by Inure, for approximately US$226,000. The acquisition was recorded under the equity method of accounting. The total estimated fair value of identifiable net liabilities acquired amounted to US$355,515. The excess of the acquisition cost over VimpelCom’s share in the fair value of identifiable net liabilities of Euroset amounted to US$405,516. In addition, as part of the transaction, VimpelCom has agreed on put and call arrangements, exercisable after three years, with respect to a further 25% of the shares of Morefront Holdings Ltd. owned by Rambert Management Ltd.

Other Acquisitions

In 2008, the Company completed several small acquisitions of fixed line telecommunication operators in different regions of Russia with the total consideration of US$32,274. The acquisitions were recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of the acquired companies amounted to US$21,959 and adjusted noncontrolling interest by US$11,744. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$10,315. This amount was recorded as goodwill, was mainly assigned to the Russia fixed reporting unit and is subject to annual impairment tests.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

3. Business Combinations and Disposals (continued)

The following unaudited pro forma combined results of operations for VimpelCom give effect to the CSK, Golden Telecom, Corbina Telecom and Euroset business combinations as if they had occurred at the beginning of 2007. The pro forma combined results do not include Sotelco as it was a non-operating entity in 2008 and, therefore, its inclusion would not impact the results. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

	Year ended December 31,
Unaudited	2008	2007
Pro forma total operating revenues	$10,359,737	$8,403,248
Pro forma net income attributable to VimpelCom	299,455	1,314,887

Pro forma basic and diluted net income per common share	$5.89	$25.84

4. Unconsolidated Variable Interest Entities

Sky Mobile

On February 13, 2008, VimpelCom advanced to Crowell, under a loan agreement as of February 11, 2008, (the “Loan Agreement”), a loan in the principal amount of US$350,000 and at the interest rate of 10%. The loan was secured by 25% of the shares of Limnotex. The Loan Agreement was entered into after Crowell acquired the entire issued share capital of Menacrest Limited (“Menacrest”), which is the parent company of LLC Sky Mobile (“Sky Mobile”), a mobile operator in Kyrgyzstan, holding GSM and 3G licenses to operate over the entire territory of Kyrgyzstan. Crowell granted the Company two call options (the “Call Option Agreement”) over the entire issued share capital of Menacrest.

On May 29, 2009, VimpelCom agreed to amend the Loan Agreement in that the term of the loan facility was extended until February 11, 2014 and interest rate has been changed to be a fixed amount per annum starting from the effective date of the amendment. Also, the security interest granted by Crowell to VimpelCom over 25% of the shares of Limnotex was replaced by a security interest over 100% of the shares of Menacrest.

KaR-Tel also has a management agreement with Sky Mobile.

In accordance with ASC 810-10, VimpelCom analyzed these agreements to determine if the entities that are party to them are variable interest entities (VIE) on both quantitative and qualitative basis. The Company concluded that Sky Mobile is a VIE.

To determine whether VimpelCom is the primarily beneficiary, an analysis was performed to identify if the Company absorbs majority of expected losses or benefits from majority of expected residual returns of VIE, or both. The analysis led to conclude that VimpelCom is not the primary beneficiary and Sky Mobile should not be consolidated.

The Company involvement with Sky Mobile affects the enterprise’s financial position, financial performance and cash flows in that the Company has recorded the loan granted to Crowell in other non-current assets in the amount US$395,792, including long-term portion of accrued interest and related accrued interest of US$5,945 in other current assets as of December 31, 2009 (Note 14). The Company’s risk of loss related to Sky Mobile is primarily limited to these carrying values.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

5. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at December 31:

	2009	2008
US dollars	$919,739	$553,611
Russian rubles	361,344	182,165
Uzbekistan Sum	98,384	75,727
Kazakhstan Tenge	37,391	32,740
EURO	19,646	56,571
Armenian Dram	5,234	8,835
Ukrainian Hryivna	3,952	3,120
Other currencies	1,259	1,914

Total cash and cash equivalents	$1,446,949	$914,683

6. Derivative Instruments

VimpelCom uses derivative instruments, including swaps, forward contracts and options to manage certain foreign currency and interest rate exposures. The Company views derivative instruments as risk management tools and does not use them for trading or speculative purposes. Derivatives are considered to be economic hedges, however all derivatives are accounted for on a fair value basis and the changes in fair value are recorded in the statement of income. Cash flows from derivative instruments are reported in operating activities section in the statement of cash flows. As described in Note 2, the Company adopted ASC 820-10, Fair Value Measurements and Disclosures – Overall on January 1, 2008. ASC 820-10, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. ASC 820-10 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company measures the fair value of derivatives on a recurring basis, using observable inputs (Level 2), such as LIBOR floating rates, using income approach with present value techniques.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

6. Derivative Instruments (continued)

The following table represents VimpelCom’s derivatives as of December 31, 2009 and for the year ended December 31, 2009:

	As of December 31, 2009		Year ended December 31, 2009
Derivatives not designated as hedging	Liability derivatives		Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative
Instruments under ASC 815-10	Balance Sheet Location	Fair value
Interest rate exchange contracts	Accrued liabilities	$1,163
Interest rate exchange contracts	Other non-current liabilities	3,961	Other income/ (expense)	$(1,792)
Foreign exchange contracts	Accrued liabilities	—	Net foreign exchange (loss)/gain	(35,996)

Total derivatives not designated as hedging instruments under ASC 815-10		$5,124		$(37,788)

The disclosure of derivatives fair value is also provided in Note 7.

In November 2006, VimpelCom entered into forward foreign exchange contracts for a total amount of US$736,629 to hedge its US dollar denominated obligations due in 2007 and 2008. These contracts ranged from 26.6 Russian rubles per 1 US dollar to 26.7 Russian rubles per 1 US dollar. These forward agreements were fully exercised as of December 31, 2007.

In March 2007, VimpelCom entered into short-term forward agreements for a total amount of US$53,010 to hedge its short-term US dollar denominated obligations with a forward exchange rate 26.1775 Russian rubles per 1 US dollar. These forward agreements were fully exercised as of March 31, 2008.

During the third quarter of 2007, VimpelCom entered into a short-term zero-cost collar agreement for a total amount of US$120,545 to hedge its US dollar debt. The forward exchange rate of protection was 27.0323 Russian rubles per 1 US dollar and the rate of participation was 24.9281 Russian rubles per 1 US dollar. These zero-cost collars were closed in June 2008.

During the fourth quarter of 2006, VimpelCom entered into a short-term cross-currency interest rate swap transaction. The amount of the swap was US$236,111 at 26.64 Russian rubles per 1 US dollar as well as a 6.37% interest rate. The amount of the contract was subject to remeasurement, in conjunction with the change of the exchange rate of the US dollar to the Russian ruble and LIBOR fluctuation. This cross-currency interest rate swap was closed in February 2008.

On October 3, 2006, KaR-Tel and Citibank, N.A., London signed an agreement which provided KaR-Tel rights to enter into transactions with derivatives. On November 8, 2006, KaR-Tel entered into a swap deal with Citibank, N.A., London for the amount of US$100,000 or 12,246,000 thousand Kazakhstan Tenge by fixing the settlement rate to 122.64 Kazakhstan Tenge per 1 US dollar and current floating interest rate payable for a loan with the European Bank for Reconstruction and Development (“EBRD”) at 9.9%. This agreement was effective until December 18, 2010. However, on March 4, 2008, the swap transaction was terminated based on the mutual agreement with Citibank, N.A., London.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

6. Derivative Instruments (continued)

On October 27, 2007, Sovintel entered into a three-year Interest Rate Swap agreement with Citibank, N.A. London Branch, to reduce the volatility of cash flows in the interest payments for variable-rate debt in the amount of US$225,000. Pursuant to the agreement, Sovintel will exchange interest payments on a regular basis and will pay a fixed rate equal to 4.355% in the event LIBOR floating rate is not greater than 5.4%, and otherwise Sovintel shall pay LIBOR floating rate. As of December 31, 2009, outstanding notional amount was US$155,790.

On March 5, 2008, VimpelCom entered into an option agreement (zero-cost collar) with Deutsche Bank and received a right to purchase US dollars in the amount of US$643,620 for Russian rubles at a rate not higher than 26.84 Russian rubles per one US dollar in exchange for granting to Deutsche Bank a right to sell the same amount of US dollars to VimpelCom at a rate not lower than 23.50 Russian rubles per one US dollar. Options were exercisable at various dates ranging from August 2008 to March 2009 and fully exercised as of March 31, 2009.

On October 3, 2008, VimpelCom entered into an option agreement (zero-cost collar) with Vneshtorgbank (“VTB”) and received a right to purchase US dollars in the amount of US$851,813 for Russian rubles at a rate not higher than 33.15 Russian rubles per one US dollar in exchange for the granting to VTB a right to sell the same amount of US dollars to VimpelCom at rate not lower than 24.90 Russian rubles per one US dollar. Options were exercisable at various dates ranging from April 2009 to September 2009 and fully exercised as of September 30, 2009.

In March 2009, VimpelCom entered into a series of forward agreements with BNP Paribas and Citibank to acquire US dollars in the amounts of US$101,134 and US$65,558, respectively, at rates ranging from 38.32 to 39.72 Russian rubles per one US dollar, to hedge its short-term US dollar-denominated liabilities due in the fourth quarter of 2009. These forward agreements were fully exercised as of December 31, 2009.

7. Fair Value of Financial Instruments

VimpelCom measures financial assets and financial liabilities at fair value on a recurring basis.

The following table provides the disclosure of fair value measurements separately for each major category of assets and liabilities measured at fair value.

		Fair Value Measurements as of December 31, 2009 Using
Description	Total	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives liabilities	$5,124	—	$5,124	—

Total	$5,124	—	$5,124	—

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

7. Fair Value of Financial Instruments (continued)

As of December 31, 2009 and December 31, 2008, the fair value of fixed and floating rate bank loans (based on future cash flows discounted at current market rates) was as follows:

	December 31,2009		December 31,2008
Loans payable	Carrying value	Fair value	Carrying value	Fair value
Eurobonds	$1,800,647	$1,946,126	$2,000,000	$1,262,770
US$3,500 million Loan Facility	1,170,000	1,145,071	2,000,000	1,954,077
UBS (Luxemburg) S. A.	1,063,264	1,111,915	1,417,234	1,079,265
Sberbank	1,436,555	1,458,612	829,229	836,340
EUR600 million Loan Facility	632,371	636,793	777,186	781,312
Ruble Bonds	661,284	733,609	340,363	320,337
US$275 million Loan Facility	190,410	188,001	275,000	268,860

Loans receivable
Crowell	350,000	324,652	350,000	345,812

The fair value of bank financing, equipment financing contracts and other financial instruments not included in the table above approximates carrying value.

The fair market value of financial instruments, including cash and cash equivalents, which are included in current assets and liabilities, accounts receivable and accounts payable approximates the carrying value of these items due to the short term nature of these amounts.

8. Property and Equipment

Property and equipment, at cost, consisted of the following at December 31:

	2009	2008
Telecommunications equipment	$7,206,446	$6,608,140
Land, buildings and constructions	335,675	351,055
Office and measuring equipment	769,097	711,304
Other equipment	370,192	400,713

	8,681,410	8,071,212
Accumulated depreciation	(3,730,395)	(2,828,845)
Equipment not installed and assets under construction	610,554	1,183,506

Total property and equipment, net	$5,561,569	$6,425,873

9. Telecommunications Licenses and Other Intangible Assets

Telecommunications licenses acquired directly by VimpelCom were initially recorded at cost. Telecommunications licenses acquired in business combinations were initially recorded at their fair value as of the acquisition date.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

9. Telecommunications Licenses and Other Intangible Assets (continued)

The total gross carrying value and accumulated amortization of VimpelCom’s telecommunications licenses as of December 31, 2009 and 2008 were as follows:

	2009	2008
Telecommunications licenses, at cost	$1,240,201	$1,301,169
Accumulated amortization	(697,604)	(588,962)

	542,597	712,207
Telecommunications licenses not in current use	—	52,576

Total telecommunications licenses, net	$542,597	$764,783

Telecommunication licenses not in current use mainly comprised of GSM telecommunications license owned by Sotelco, for which the business operations have not been started, in the amount of US$41,741 as of December 31, 2008.

In 2007, VimpelCom acquired Dominanta LLC (“Dominanta”) – an entity which holds a DVB-H license and, together with Golden Telecom, in February 2008 VimpelCom acquired Colangon-Optim LLC (“Colangon’), an entity which holds a DVB-T license. Both licenses gave an opportunity for VimpelCom to provide TV services. However, additional broadcasting licenses were required to start operations, and legislation did not have a mechanism of obtaining such licenses in 2008. Due to the high level of uncertainty on the terms when such licenses could be obtained, the management decided to write-off the value of the DVB-T/DVB-H licenses as of the end of 2008. The total amount of write-off was US$37,620.

The total gross carrying value and accumulated amortization of VimpelCom’s other intangible assets by major intangible asset class as of December 31, 2009 and December 31, 2008 was as follows:

	Weighted average amortization period, years	2009	2008
Telephone line capacity	9.5	$149,077	$144,927
Customer relationships	14.9	763,496	836,374
Other intangible assets	5.0	219,668	228,170

		1,132,241	1,209,471
Accumulated amortization		(431,876)	(326,641)

Total other intangible assets, net	12.3	$700,365	$882,830

Amortization expense for all VimpelCom’s intangible assets (telecommunications licenses and other intangible assets) for each of the succeeding five years is expected to be as follows:

2010	$254,235
2011	235,315
2012	211,407
2013	144,175
2014	94,671
Thereafter	303,159

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

10. Impairment of Goodwill and Long-Lived Assets

The Company has the following reporting units. The change in carrying amount of goodwill for the year ended December 31, 2008 and December 31, 2009 is presented below:

Reporting units	Balance as of December 31, 2007	Acquisition	Finalization of Purchase Price Allocation	Impairment	Translation adjustment	Balance as of December 31, 2008
Kazakhstan mobile	$180,481	$309,490	$(7,045)	$—	$(3,220)	$479,706
Kazakhstan fixed	12,911	—	(12,870)	—	(41)	—
Ukraine mobile	81,999	—	—	(53,778)	(28,221)	—
Tajikistan mobile	13,063	—	—	—	—	13,063
Uzbekistan mobile	154,061	—	—	—	—	154,061
Armenia mobile	135,662	—	—	—	(1,110)	134,552
Armenia fixed	10,211	—	—	—	(84)	10,127
Russia mobile	451,428	453,684	—	—	(155,134)	749,978
Russia fixed	—	2,753,883	—	(315,049)	(503,379)	1,935,455

Total	$1,039,816	$3,517,057	$(19,915)	$(368,827)	$(691,189)	$3,476,942

Reporting units	Balance as of December 31, 2008	Acquisition	Finalization of Purchase Price Allocation	Impairment	Translation adjustment	Balance as of December 31, 2009
Kazakhstan mobile	479,706	—	—	—	(88,845)	390,861
Tajikistan mobile	13,063	—	—	—	—	13,063
Uzbekistan mobile	154,061	—	—	—	—	154,061
Armenia mobile	134,552	—	—	—	(25,107)	109,445
Armenia fixed	10,127	—	—	—	(1,911)	8,216
Russia mobile	749,978	—	—	—	(21,420)	728,558
Russia fixed	1,935,455	—	—	—	(55,366)	1,880,089

TOTAL	3,476,942	—	—	—	(192,649)	3,284,293

Under provisions of ASC 350, Intangibles – Goodwill and Other, goodwill is tested annually for impairment or upon the occurrence of certain events or substantive changes in circumstances. In performing the first step (“Step 1”) of the goodwill impairment test in accordance with ASC 350, the Company compared the net book values of its reporting units to their estimated fair values. In determining the estimated fair values of the reporting units, the Company employed a Discounted Cash Flow (“DCF”) analysis. Determining estimated fair values requires the application of significant judgment. The basis for VimpelCom’s cash flow assumptions includes historical and forecasted revenue, operating costs and other relevant factors including estimated capital expenditures.

	2009	2008
Discount rate (functional currency)	14.6%-16.0%	16.6%-21.9%
Terminal growth rate	3%-3.5%	3%-3.5%
Start of terminal growth period	7 years-10 years	7 years-10 years

The Company estimates revenue growth rates for each reporting unit and each future year. These rates vary based on numerous factors, including size of market in particular country, GDP (Gross Domestic Product) and

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

10. Impairment of Goodwill and Long-Lived Assets (continued)

foreign currency projections, traffic growth, market share and others. In 2009, the Compound Annual Growth Rates ranged from 3.7% to growth by 13.7% in comparison to range of 0%-18% in 2008. In 2009 the average operating income margins ranged from 12.4% to 37.1% (in 2008 the average operating income margins ranged from negative 11.2 % to positive 34.8%).

The results of the DCF analyses were corroborated with other value indicators where available, such as the Company’s market capitalization, comparable company earnings multiples and research analyst estimates. Management bases its fair value estimates on assumptions it believes to be reasonable, but which are unpredictable and inherently uncertain.

In 2009, the results of this Step 1 process indicated that there was no impairment of goodwill as the estimated fair values of the reporting units exceeded the carrying values of their net assets. In 2008, the results of this Step 1 process indicated that there was a potential impairment of goodwill in the Russia Fixed and Ukraine Mobile reporting units, as the carrying values of the net assets of the reporting units exceeded their estimated fair values. As a result of the Step 2 analyses, as of December 31, 2008 the Company recorded goodwill impairments of US$315,049 and US$53,778 at the Russia Fixed and Ukraine Mobile reporting units, respectively.

To illustrate the magnitude of potential goodwill impairments relative to future changes in estimated fair values, had the fair values of the following material reporting units been hypothetically lower by the percentages listed below, the reporting unit book value would have exceeded fair value as of impairment test date, October 1, 2009, approximately by the following amounts set forth in the table.

	10%	20%	30%
Russia Fixed	—	—	191,239
Armenia Mobile	—	14,087	39,928
Armenia Fixed	—	—	23,916

If any of these cases were to occur, Step 2 of the goodwill impairment test would be required to be performed to determine the ultimate amount of impairment loss to record.

As for the other reporting units, a change in fair value of 30% would not cause the reporting unit to fail Step 1.

An increase in the discount rate by one percentage point or a reduction in revenue growth by 10% would result in a decrease in the combined fair value of the reporting units as of impairment test date of approximately US$2,018,069 and US$2,104,178, respectively. For the reporting units discussed above, the relative decreases in fair value of reporting unit as of impairment test date would be:

	1% age Point Increase In Discount Rate	10% Decrease in Revenue Growth
Russia Fixed	9.7%	24.2%
Armenia Fixed	6.3%	3.6%
Armenia Mobile	6.7%	6.4%

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

10. Impairment of Goodwill and Long-Lived Assets (continued)

Long Lived Assets

As a result of the goodwill impairments for the year ended December 31, 2008, the Company also tested the finite-lived intangible assets for impairment pursuant to the provisions of ASC 360-10, Property, Plant and Equipment – Overall (SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets). For the Russia Fixed reporting unit, the undiscounted future cash flows associated with the long-lived assets exceeded the carrying value of those assets, and thus there was no impairment. However, for the Ukraine Mobile reporting unit, because of the decrease in the expected future cash flows due to the projected decline in service revenues (relative to the Company’s previous analyses), the Company concluded such assets were impaired, and an asset impairment of US$36,300 was recognized for the year ended December 31, 2008.

VimpelCom also decided to write-off the value of DVB-T/DVB-H licenses in the year ended December 31, 2008 (Note 9).

For the year ended December 31, 2009, no impairment indicators were noted and no loss was recognized.

11. Software

The total gross carrying value and accumulated amortization of VimpelCom’s software as of December 31, 2009 and December 31, 2008 were as follows:

	2009	2008
Software, at cost	$1,489,107	$1,453,319
Accumulated depreciation	(1,040,852)	(904,153)

Total software, net	$448,255	$549,166

12. Investments in Associates

Investments in associates consisted of the following at December 31:

	2009	2008
GTEL – Mobile(1)	$265,797	$306,027
Euroset(2)	140,095	160,127
Rascom(3)	26,840	23,409
Others	4,035	3,987

Total	$436,767	$493,550

(1), (2)

VimpelCom acquired 49.9% interest in Euroset in October 2008 and 40% interest in GTEL - Mobile in July 2008 (Note 3). The following table shows the combined results of operations and financial position of Euroset and GTEL-Mobile:

	2009	2008
Current assets	$765,550	$1,063,151
Non-current assets	823,517	689,192
Current liabilities	1,167,541	1,508,505
Non-current liabilities	303,097	5,757
Net assets	118,429	238,081
Share of VimpelCom in net assets	2,869	52,899
Net sales	1,714,598	504,307
Gross profit	576,460	160,857
Net loss	(90,295)	(116,337)
Net loss attributable to VimpelCom	(39,185)	(58,497)

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

12. Investments in Associates (continued)

The difference between the share of VimpelCom in net assets of associates and the carrying amount of investments in associates primarily represents goodwill.

(3)	The Company’s share in Rascom CJSC (“Rascom”), a company acquired as part of Golden Telecom acquisition (Note 3), is 54%. Investment in Rascom does not qualify for accounting under the consolidation method of accounting because the rights of the minority shareholder represent substantive participating rights, and as result, such rights overcome the presumption that the Company controls Rascom. Therefore, the Company accounts for this investment under the equity method. Equity in net income of Rascom for the year ended December 31, 2008 and 2009 was of US$2,176 and US$3,862, respectively.

13. Inventory

Inventory consisted of the following at December 31:

	2009	2008
Telephone handsets and accessories for sale	$20,255	$78,607
SIM-Cards	17,572	16,205
Equipment for sale	8,886	12,918
Info materials	3,257	11,829
Scratch cards	4,064	7,000
Other inventory	7,885	16,090

Total	$61,919	$142,649

14. Supplemental Balance Sheet Information

Other current assets consisted of the following at December 31:

	2009	2008
Short term investments	$406,856	$482
Advances to suppliers	116,576	85,887
Software with a useful life shorter than one year	29,097	29,331
Interest receivable	15,697	32,184
Prepaid taxes	9,989	154,837
Deferred costs related to connection fees	6,505	3,011
Forwards and other derivatives	—	109,751
Other	42,537	24,996

Total other current assets	$627,257	$440,479

Short term investments represent bank deposits carried at amounts of cash deposited with maturity dates within the year ended December 31, 2010. Deposits can be withdrawn prior to the contractual maturity date. In case of early withdrawal interest rate will be decreased.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

14. Supplemental Balance Sheet Information (continued)

Other non-current assets consisted of the following at December 31:

	2009	2008
Long term loans granted to Crowell	$395,792	$350,000
Frequencies and permissions	107,118	113,972
Unamortized debt issue costs	96,016	81,142
Long term deposits	78,880	—
Long term advances	29,364	56,486
Long term input VAT	27,941	41,222
Prepayments to suppliers for long-lived assets	23,904	56,953
Other long-term assets	33,072	25,727

Total other non-current assets	$792,087	$725,502

As of December 31, 2009, long term loan receivable represents the loan granted to Crowell and related long-term interest accrued in the amount of US$45,792 (Note 4). As of December 31, 2008, the loan has been recorded in long term loans receivable and related short-term interest in the amount of US$26,790 in other current assets.

Long term deposits represent bank deposits carried at amounts of cash deposited with primarily maturity date of January, 2011. Deposits can be withdrawn prior to the contractual maturity date. In case of early withdrawal interest rate will be decreased.

Other current accrued liabilities consisted of the following at December 31:

	2009	2008
Cash rights for shares of Golden Telecom	$145,930	$145,930
Interest payable	94,299	84,606
Short-term deferred revenue	28,713	17,002
Deferred consideration for associates	12,500	25,000
Other accrued liabilities	34,224	16,217

Total current accrued liabilities	$315,666	$288,755

Cash rights for shares of Golden Telecom represents amount not paid to the previous shareholders of Golden Telecom as of December 31, 2009.

Other non-current liabilities consisted of the following at December 31:

	2009	2008
FIN 48 provision, long-term portion	$73,621	$29,470
Asset retirement obligations	37,916	29,717
Long term deferred revenue	35,766	29,470
Derivatives	3,961	8,544
Other non-current liabilities	13,372	25,624

Total other non-current liabilities	$164,636	$122,825

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

14. Supplemental Balance Sheet Information (continued)

The following table summarizes the movement in asset retirement obligations for the years ended December 31, 2009 and December 31, 2008:

	2009	2008
Asset retirement obligations at the beginning of the reporting period	$29,717	$21,095
Liabilities incurred in the current period	3,900	6,009
Accretion expense	2,027	1,948
Increase as a result of changes in estimates	2,936	5,892
Foreign currency translation adjustment	(664)	(5,227)

Asset retirement obligations at the end of the reporting period	$37,916	$29,717

The accretion expense was included in depreciation in the accompanying consolidated statements of income.

15. Short and Long Term Debt

VimpelCom finances its operations using a variety of lenders in order to minimize total borrowing costs and maximize financial flexibility. The Company continues to use bank debt, lines of credit and notes to fund operations, including capital expenditures.

The following table provides a summary of outstanding bank loans, equipment financing indebtedness, capital lease obligations and other debt as of:

	December 31, 2009	December 31, 2008
Bank loans, less current portion	$5,356,655	$6,405,492
Long-term portion of equipment financing	182,935	127,807
Long-term portion of capital leases	316	406

Total long-term debt	$5,539,906	$6,533,705

Bank loans, current portion	$1,729,364	$1,705,777
Short-term portion of equipment financing	79,830	88,704
Short-term portion of capital leases	3,947	739
Other debt	—	114,001

Bank and other loans, current portion	$1,813,141	$1,909,221

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15. Short and Long Term Debt (continued)

Bank loans consisted of the following as of December 31:

	2009	2008
Eurobonds(1)	$1,800,647	$2,000,000
Sberbank(2)	1,436,555	829,230
US$3,500 million Loan Facility (Facility B)(3)	1,170,000	2,000,000
UBS (Luxembourg) S.A.(4)	1,063,264	1,417,234
Ruble Bonds(5)	661,284	340,363
EUR600 million Loan Facility(6)	632,371	777,179
Citibank International plc(7)	190,410	275,000
Svenska Handelsbanken AB(8)	57,671	81,866
US$275 million Loan Facility(9)	44,740	61,191
Standart Bank PLC – loan to URS(10)	20,000	100,000
Bayerische Hypo- und Vereinsbank AG(11)	9,001	25,020
EBRD – loan to KaR-Tel(12)	—	127,965
Raiffeisenbank Austria – loan to URS(13)	—	32,000
Bayerische Landesbank – loan to URS(14)	—	32,000
OTP Bank – loan to URS(15)	—	10,000
Other loans	76	2,221

	$7,086,019	$8,111,269
Less current portion	(1,729,364)	(1,705,777)

Total long-term bank loans	$5,356,655	$6,405,492

(1)

On April 30, 2008, VIP Finance Ireland Limited completed an offering of an aggregate principal amount of US$2,000,000 loan participation notes, split equally between five-year and 10-year tranches, for the sole purpose of funding loans in an aggregate principal amount of US$2,000,000 to VimpelCom. The five-year US$1,000,000 issue (the “2013 Notes”) and related loan in the same principal amount bear interest at an annual rate of 8.375% payable semi-annually and are due in April 2013. The 10-year US$1,000,000 issue (the “2018 Notes”) and related loan in the same principal amount bear interest at an annual rate of 9.125% payable semi-annually and are due in April 2018. The loan participation notes are listed on the Irish Stock Exchange and are with limited recourse to VIP Finance Ireland Limited. VimpelCom raised this financing (i) to repay Facility A under the loan agreement entered into on February 8, 2008 (as described below), in connection with its acquisition of Golden Telecom and (ii) to continue the development and expansion of the Company’s networks, including through possible acquisitions or investments in existing wireless operators within Russia or abroad, by establishing new wireless operators or by entering into local partnerships or joint ventures within Russia or abroad. Deferred financing costs relating to the 2013 Notes offering and 2018 Notes offering (which include gross issuance costs) comprised US$8,027 and US$8,327 respectively and will be amortized over 5 and 10 years respectively.

In October 2009, VimpelCom completed the partial repurchase of an aggregate principal amount of US$199,353 of its US$1,000,000 8.375% 2013 Notes. The 2013 Notes were purchased on October 14, 2009 with a 4.75% premium over the notes’ nominal value. The payment for the repurchased notes also included accrued interest. Related effect in the amount of US$9,470 was recognized in “other (expenses)/income, net” in the statement of income.

(2)

In April 2004, Sberbank provided a five-year, US dollar denominated, secured, non-revolving credit line of US$130,000 to VimpelCom. The loan was to be repaid in eight equal installments, on a quarterly basis, commencing February 27, 2007. The interest rate as of December 31, 2007, was 8.5% per annum and was subject to change by Sberbank upon the occurrence of certain events. Under the loan agreement, VimpelCom was subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. From November 1, 2008, Sberbank increased the interest rate to 9.25%. On April 14 2009, VimpelCom repaid the principal amount outstanding under this loan facility. As of December 31, 2009, there was no debt outstanding under this loan facility.

On August 31, 2006, Sberbank provided VimpelCom with a three-year Russian ruble denominated, secured, non-revolving credit line in the amount of RUR6,000 million (US$198,385 at the exchange rate as of December 31, 2009). The loan bore annual interest at a rate of 8.5%, which could be changed by Sberbank upon the occurrence of certain events. The loan was to be repaid in three quarterly installments, the first of which was on February 27, 2009, and the last of which was on August 30, 2009. On February 26, 2007, VimpelCom drew down RUR6,000 million under this non-revolving credit line with Sberbank. From November 1, 2008, Sberbank

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15. Short and Long Term Debt (continued)

increased the interest rate to 9.75%. On August 31, 2009, VimpelCom repaid the outstanding indebtedness under this loan facility. As of December 31, 2009, there was no debt outstanding under this loan facility.

On February 14, 2008, VimpelCom signed a five year credit line with Sberbank in the amount of US$750,000, to be drawn down in Russian rubles at the exchange rate at the date of the draw down. The credit line bears annual interest at a rate of 9.5% for the first two years and 9.25% for the third and subsequent years. The Company borrowed RUR17,886 million (equivalent to US$591,399 at the exchange rate as of December 31, 2009) during 2008. On November 1, 2008, Sberbank increased the interest rate to 11.0%. On March 1, 2009, Sberbank again increased the interest rate to 13.0%. The amount of debt outstanding under this loan as of December 31, 2009 was US$591,399.

On March 10, 2009, VimpelCom signed a ruble-denominated, secured, loan agreement with Sberbank in the amount of RUR8,000 million (equivalent to US$223,855 at the exchange rate as of March 10, 2009). The loan agreement matures on December 27, 2011. According to the provisions of the loan agreement, the interest rate of 17.5% per annum may be increased up to 19.0% per annum in case of occurrence of certain events. The interest rate can also be raised unilaterally by Sberbank upon 30 days’ notice, in which case VimpelCom will have the right to prepay the loan in full without penalty at any time within 30 days after receipt of the notice. On May 29, 2009, VimpelCom made a drawdown in the amount of RUR8,000 million (the equivalent to US$255,380 at the exchange rate as of May 29, 2009) under this loan agreement. At the moment of the drawdown, the actual interest rate under this loan facility was 17.5% per annum. On June 28, 2009, Sberbank decreased the interest rate on this loan facility from 17.5% to 17.25% and the maximum interest rate to 18.75%. On September 1, 2009, Sberbank decreased the interest rate on this loan facility to 16.25% and the maximum interest rate to 17.75%. The indebtedness under this loan agreement is secured by the pledge of telecommunication equipment in the amount of RUR8,485 million (the equivalent to US$280,550 at the exchange rate as of December 31, 2009). As of December 31, 2009, the principal amount of debt outstanding under this facility was RUR8,000 million (equivalent to US$264,514 at the exchange rate as of December 31, 2009).

On March 10, 2009, VimpelCom also signed a secured loan agreement with Sberbank in the amount of US$250,000. The loan agreement matures on December 27, 2012. According to the provisions of the loan agreement, the initial interest rate of 12.0% per annum may be increased up to 13.0% per annum in case of occurrence of certain events. The interest rate can also be raised unilaterally by Sberbank upon 30 days’ notice, in which case VimpelCom will have the right to prepay the loan in full without penalty at any time within 30 days after receipt of the notice. On May 29, 2009, VimpelCom made a drawdown in the amount of US$250,000 under this loan agreement. At the moment of the drawdown, the actual interest rate under this loan facility was 12.0% per annum. VimpelCom agreed with Sberbank to decrease the interest rate on this loan facility from 12.0% to 11.5% per annum and the maximum interest rate from 13.0% to 12.5%, starting from June 28, 2009. VimpelCom also agreed with Sberbank to decrease the interest rate on this loan facility from 11.5% to 11.00% per annum and the maximum interest rate from 12.5% to 12.0%, starting from September 1, 2009. The indebtedness under this loan agreement is secured by the pledge of telecommunication equipment in the amount of US$325,764. As of December 31, 2009, the principal amount of debt outstanding under this facility was US$250,000.

On August 28, 2009, VimpelCom signed an unsecured three and a half year loan agreement with Sberbank in the amount of RUR10,000 million (equivalent to US$316,051 at the exchange rate as of August 28, 2009). The loan agreement matures on April 30, 2013. According to the provisions of the loan agreement, the interest rate of 15.0% per annum may be increased up to 15.25% per annum in case of occurrence of certain events. The interest rate can also be raised by Sberbank upon 30 days’ notice, in which case VimpelCom will have the right to prepay the loan in full without penalty at any time within 30 days after receipt of the notice. On August 31, 2009, VimpelCom made a drawdown in the amount of RUR10,000 million (equivalent to US$316,769 at the exchange rate as of August 31, 2009) under this loan agreement. At the moment of the drawdown the actual interest rate under this loan was 15.0% per annum. As of December 31, 2009, the principal amount of debt outstanding under this facility was RUR10,000 million (equivalent to US$330,642 at the exchange rate as of December 31, 2009).

(3)

On February 8, 2008, VimpelCom entered into a loan agreement for an aggregate principal amount of US$3,500,000. The loan agreement included a US$1,500,000 bridge term loan facility (“Facility A”) and a US$2,000,000 term loan facility (“Facility B”) to partially finance the acquisition of Golden Telecom by a subsidiary of the Company. Facility A was required to be refinanced within 12 months by an issuance of bonds or other form of financing, subject to market conditions. Facility B is required to be repaid in equal semi-annual installments starting from the date falling 12 months after the signing date. Facility A bore interest at London Interbank Offered Rate (“LIBOR”) plus margins of 0.75% per annum for first 6 months; 1% per annum for the period from 7 to 9 months; and 1.25% per annum thereafter. Facility B bears interest at LIBOR plus a margin of 1.5% per annum. On February 19, 2008, VimpelCom drew down US$3,500,000 under the loan agreement. On May 6, 2008, the Company fully repaid Facility A from the proceeds of two loans from VIP Finance Ireland Limited in an aggregate principal amount of US$2,000,000, funded by the issuance of limited-recourse loan participation notes by VIP Finance Ireland Limited on April 30, 2008 (as described above).

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15. Short and Long Term Debt (continued)

On April 28, 2009, VimpelCom signed an Amendment Agreement in relation to the US$3,500,000 Facility Agreement dated February 8, 2008, and as amended by an Amendment and Transfer Agreement dated March 28, 2008. In accordance with the terms of the Amendment Agreement, certain financial covenants and general undertakings were changed, including, among others, decrease of the required minimum level of Total Shareholders Equity from US$3,000,000 to US$2,000,000, which will be applicable to the financial statements for the first three quarters of 2009 and for the 2009 financial year. Starting from the financial statements for the first quarter of 2010 and thereafter, the requirement of the minimum level of Total Shareholders Equity will be returned to the level of US$3,000,000. As of December 31, 2009, the principal amount of debt outstanding under this facility was US$1,170,000.

(4)

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

In October 2009, VimpelCom completed the partial repurchase of an aggregate principal amount of US$115,236 of its US$300,000 8.375% Loan Participation Notes due 2011 issued by, but without recourse to, UBS for the sole purpose of funding a loan totaling US$300,000 to the Company (the “2011 Notes”). The 2011 Notes were purchased on October 22, 2009 with a 6.625% premium over the notes’ nominal value. Related effect in the amount of US$7,634 was recognized in “other (expenses)/income, net” in the statement of income.

On May 22, 2006, UBS and VimpelCom entered into a Loan for US$600,000. UBS completed an offering of US$600,000 8.25% loan participation notes due 2016 (the “2016 Notes”) for the sole purpose of funding such US$600,000 loan (the “2016 Loan”) to VimpelCom. US$367,234 principal amount of the 2016 Notes was issued in a concurrent offer (the “Concurrent Offer”) for cash consideration and US$232,766 principal amount of the 2016 Notes was issued in an exchange offer (the “Exchange Offer”) in exchange for an equal principal amount of validly tendered and accepted 10.0% loan participation notes due 2009 (the “2009 Notes”) issued in June and July 2004. As a consequence of the Exchange Offer, the obligation of UBS to advance the remaining US$232,766 principal under the 2016 Loan was offset against the tendered 2009 Notes, thereby reducing the aggregate outstanding principal amount due under the Loans due June 16, 2009 from US$450,000 to US$217,234. Deferred financing costs relating to the 2016 Notes offering (which includes gross issuance cost and the compensatory fee connected with the Exchange Offer) comprised US$28,421 and will be amortized over 10 years.

The following table outlines the amounts borrowed and the respective interest rates and due dates for each series of the Loans and the 2016 Loan.

Date Borrowed	Due Date	Payment Period	Amount Borrowed	Interest Rate	31-Dec-09	31-Dec-08
16-Jun-04	16-Jun-09	Semi-annually	$250,000	10%	$—	$17,234
14-Jul-04	16-Jun-09	Semi-annually	$200,000	10%	—	200,000
22-Oct-04	22-Oct-11	Semi-annually	$300,000	8.38%	184,764	300,000
11-Feb-05	11-Feb-10	Semi-annually	$300,000	8%	278,500	300,000
22-May-06	22-May-16	Semi-annually	$600,000	8.25%	600,000	600,000

Total					$1,063,264	$1,417,234

(5)

On July 25, 2008, VimpelCom issued Russian ruble-denominated bonds in an aggregate principal amount of RUR10,000 million (US$427,749 at exchange rate as of July 25, 2008). The bonds are due on July 19, 2013, and bondholders had a put option exercisable on January 26, 2010, at 100% of nominal value plus accrued interest. Interest is to be paid semi-annually. The annual interest rate for the first three payment periods is 9.05%. VimpelCom will determine the annual interest rate for subsequent periods no later than seven business days before the third interest payment. The aggregate amount of debt outstanding under these bonds as of December 31, 2009 was RUR10,000 million (equivalent to US$330,642 at the exchange rate as of December 31, 2009) and is included in short-term debt in the consolidated balance sheet as of December 31, 2009 because of the put option described above.

On July 14, 2009, VimpelCom issued Russian ruble-denominated bonds in an aggregate principal amount of RUR10,000 million (the equivalent to US$302,483 at the exchange rate as of July 14, 2009). The bonds are due on July 8, 2014. Interest will be paid semiannually. The annual interest rate for the first four payment periods is 15.2%. VimpelCom will determine the annual interest rate for subsequent periods based on market conditions. Bond holders will have the right to sell their bonds to VimpelCom when the annual interest rate for subsequent periods is announced at the end of the fourth payment period. As of December 31, 2009, the aggregate principal amount of debt outstanding under these bonds was RUR10,000 million (equivalent to US$330,642 at the exchange rate as of December 31, 2009).

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15. Short and Long Term Debt (continued)

(6)

On October 15, 2008, VimpelCom signed an unsecured loan agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd., Barclays Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Standard Bank Plc, Sumitomo Mitsui Banking Corporation Europe Limited and WestLB AG, London Branch as mandated lead arrangers and bookrunners and Standard Bank Plc as agent. On the signing date, VimpelCom borrowed the total committed amount of EUR476 million. In November and December 2008, the agreement was amended to increase the commitments by EUR75 million. The facility is required to be repaid in five equal semi-annual installments starting from October 16, 2009. The rate of interest for the facility is EURIBOR plus 2.30% per annum.

On April 28, 2009, VimpelCom signed an amendment pursuant to which certain financial covenants and general undertakings were changed, including, among others, a decrease of the required minimum level of Total Shareholders Equity from US$3,000,000 to US$2,000,000, which will be applicable to the financial statements for the first three quarters of 2009 and for the 2009 financial year. Starting from the financial statements for the first quarter of 2010 and thereafter, the required minimum level of Total Shareholders Equity will be returned to the level of US$3,000,000. As of December 31, 2009, the principal amount of debt outstanding under this facility was EUR441 million (equivalent to US$632,371 at the exchange rate as of December 31, 2009).

(7)

As of the date of VimpelCom’s acquisition of Golden Telecom (Note 3), Golden Telecom was a party to a five-year term facility agreement (the “Facility Agreement”) with banks, financial institutions and other institutional lenders as lenders, Citibank, N.A. London Branch and ING Bank N.V. as mandated lead arrangers, and Citibank International plc as agent. The Facility Agreement established an unsecured credit facility under which certain wholly owned subsidiaries of Golden Telecom, may borrow up to an aggregate of US$275,000. The Facility Agreement bears interest at a rate equal to LIBOR plus 1.5% per annum for the first twenty-four months and LIBOR plus 2% per annum thereafter and matures in January 2012. In April 2008, EDN Sovintel LLC (“Sovintel”), a wholly owned subsidiary of Golden Telecom, borrowed an additional US$50,000 under the Facility Agreement. The set of covenants was amended to be similar to those in VimpelCom’s syndicated facility agreements. The outstanding principal amount of debt under the Facility Agreement as of December 31, 2009 was US$190,410.

(8)

On February 24, 2004, Svenska Handelsbanken AB provided a seven-year, US dollar denominated credit line of US$69,700 to VimpelCom under guarantee of the Swedish Export Credits Guarantee Board (“EKN”). The loan is to be repaid in fourteen equal installments, on a semi-annual basis, commencing not later than November 20, 2004. The loan bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. Under the loan agreement, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. The principal amount outstanding under this credit line as of December 31, 2009, was US$14,940.

On November 3, 2005, VimpelCom signed a US$99,705 loan agreement with Svenska Handelsbanken AB under an EKN guarantee. The loan bears interest at LIBOR plus 0.325% per annum. Each tranche borrowed under this loan is to be repaid in fourteen equal installments on a semi-annual basis commencing not later than May 30, 2006. The facility was available for drawing until and including April 30, 2006. As of December 31, 2009, the principal amount of debt outstanding under this loan agreement was US$42,731.

(9)

On November 1, 2006, VimpelCom signed a six-year US$99,350 loan agreement arranged by Citibank N.A., and insured by Euler Hermes Kreditversicherungs AG. The loan bears interest at the rate of LIBOR plus 0.1% per annum. The first tranche borrowed under this loan is to be repaid in twelve equal installments on a semi-annual basis commencing on November 21, 2006. The second tranche borrowed under this loan is to be repaid in twelve equal installments on a semi-annual basis commencing not later than May 6, 2007. The principal amount of debt outstanding under this loan as of December 31, 2009 was US$44,740.

(10)

On March 26, 2007, VimpelCom’s wholly owned subsidiary Ukrainian Radio Systems CJSC (“URS”) signed a US$100,000 loan agreement with Standard Bank Plc, SMBC and VTB Bank Europe plc. The facility bears interest at a rate of LIBOR plus 1.15%. The loan will be repaid in five installments, starting from March 26, 2009. As of December 31, 2009, the principal amount of debt outstanding under this facility was US$20,000.

(11)

On June 30, 2005, VimpelCom signed two unsecured loan agreements in an aggregate amount of US$59,000 with Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB. The loans have identical terms and bear interest at LIBOR plus 0.35% per annum. The first loan is to be repaid in ten equal installments on a semi-annual basis commencing November 7, 2005, and the second loan is to be repaid in ten equal installments on a semi-annual basis commencing November 18, 2005. As of December 31, 2009, the aggregate principal amount outstanding under these loan agreements was US$5,855.

On June 30, 2005, Vostok-Zapad Telecom, at the time a subsidiary of VimpelCom and since merged into VimpelCom, signed a US$22,525 loan agreement with Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB under ECA guarantee. In 2006, Vostok-Zapad Telecom was merged into VimpelCom and VimpelCom assumed Vostok-Zapad Telecom’s obligations under this loan facility. The loan bears interest at LIBOR plus 0.35% per annum. The first tranche borrowed under this loan agreement is to be repaid in ten equal installments on a semi-annual basis commencing November 16, 2005, and the second tranche is to be repaid in ten installments on a semi-annual basis commencing April 18, 2006. As of December 31, 2009, the principal amount outstanding under this loan agreement was US$3,146.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15. Short and Long Term Debt (continued)

(12)

On December 16, 2005, KaR-Tel signed a US$100,000 loan agreement with the EBRD. The EBRD granted US$50,000 from its own sources and another US$50,000 was granted by participation with a group of banks. The original interest rate was LIBOR plus 3.9% for the first $50,000 tranche and LIBOR plus 3.5% for the second $50,000 tranche. On December 29, 2007, KaR-Tel and the EBRD amended the loan agreement to increase the amount of the loan facility available to KaR-Tel up to US$130,000 and to amend certain other terms and conditions. EBRD provided US$65,000 from its own sources, and the remaining US$65,000 was provided by a group of banks. The interest rate was 6-month LIBOR plus 2.05% per annum for the tranche provided by EBRD and 6-month LIBOR plus 1.85% per annum for the tranche provided by the group of banks. The amended agreement allowed for the extension of the debt up to 7 years and was effected from April 10, 2008. The loan had a number of financial covenants that in case of breach would require KaR-Tel to repay the debt before the stated maturity date. On November 30, 2009, the outstanding balance, including the accrued interest, under this loan facility in an aggregate amount of US$131,855 was fully prepaid. There was no outstanding amount under this loan facility as of December 31, 2009.

(13)

On October 19, 2006, URS signed a US$40,000 loan agreement with Raiffeisen Zentralbank Österreich Aktiengesellschaft. The facility bore interest at a rate of LIBOR plus 1.25%. The loan was to be repaid in five equal quarterly installments starting on October 17, 2008. On October 19, 2009, URS fully repaid the outstanding indebtedness. As of December 31, 2009, there was no debt outstanding under this loan facility.

(14)

On December 12, 2006, URS signed a US$40,000 loan agreement with Bayerische Landesbank. The facility bore interest at a rate of LIBOR plus 1.0%. The loan was to be repaid in five equal quarterly installments starting on December 19, 2008. On December 11, 2009, URS fully repaid the outstanding indebtedness. As of December 31, 2009, there was no debt outstanding under this loan facility.

(15)

On November 9, 2006, URS signed a US$20,000 loan agreement with OTP Bank (formerly Raiffeisen Ukraine). The facility bore annual interest at a rate of LIBOR plus 3.0%. The loan was to be repaid in four equal quarterly installments starting on January 20, 2009. On April 21, 2009, URS fully prepaid the outstanding indebtedness under this loan facility. As of December 31, 2009, there was no debt outstanding under this loan facility.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

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

Borrower	Vendor/Lender	Interest rate	Outstanding debt as of December 31,		Maturity date	Security
			2009	2008
VimpelCom	Unicredit - HVB	AB SEK Rate +0,75%	$90,281	$—	Semiannually, final June 15, 2016	EKN guarantee
VimpelCom	HSBC	6 month MOSPRIME + 0.08%	46,717	58,375	Semiannually, September 28, 2007 – March 2014	EKN guarantee
VimpelCom	Cisco	16%	42,571	—	Quarterly, 2012	Network equipment
KaR-Tel	BayernLB (Hermes2)	6 month LIBOR + 0.38%	28,422	37,824	Semiannually, final – December 27, 2012	EHECA guarantee
Sotelco	Huawei	6 month LIBOR +2,1%	19,351	—	Semiannually, June, 2016	VimpelCom guarantee, Sinosure guarantee
Unitel	Huawei	8%	14,620	30,818	Various dates through 2008	Network equipment
ArmenTel	BNP Paribas	6 month EURIBOR +0.9%	6,939	9,991	Various dates through 2010	None
ArmenTel	Intracom SA	from 3 month EURIBOR + 1.5% to 12 month EURIBOR + 1.5%, 12 month LIBOR plus 1.5%	4,970	14,728	Various dates through 2011	None
KaR-Tel	Citibank International Plc	6 month LIBOR +0.25%, 6 month LIBOR +0.30%	4,462	29,498	Semiannually, January 24, 2007 – August 28, 2011	VimpelCom guarantee
Tacom	Huawei	8%	351	3,195	Various dates through 2008	Network equipment
KaR-Tel	HVB	6 month LIBOR +0.2%, 6 month LIBOR +0.4%	—	24,345	Semiannually, final – December 21, 2011	ATF Bank guarantee
ArmenTel	Siemens A.E	3 month EURIBOR +1.5%	—	1,058	Various dates through 2012	None
Other			4,081	6,679

Total equipment financing			$262,765	$216,511
Less current portion			(79,830)	(88,704)
Long-term equipment financing			$182,935	$127,807

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

15. Short and Long Term Debt (continued)

Future payments under bank loans, equipment financing and capital lease agreements and other debt are as follows:

2010	1,813,141
2011	1,963,216
2012	731,688
2013	1,198,547
2014	23,332
Thereafter	1,623,123

Total	7,353,047

Other Debt

In April 2007, VimpelCom entered into an agreement to sell a 33.3% ownership interest in its wholly-owned subsidiary, Freevale Enterprises, Inc. (BVI) for a sale price of US$20,000. Freevale Enterprises owns 21.0% of Unitel. The sale effectively represents 7% of Unitel. The transaction was finalized on June 14, 2007. In connection with this agreement, the purchaser granted to VimpelCom an option to acquire the entire remaining interest held by the purchaser and, simultaneously, VimpelCom granted to the purchaser an option to sell to VimpelCom the entire remaining interest held by the purchaser. Under the terms of the options, the future price was to be based on a formula; however in no event could the future price be less than US$57,500 or more than US$60,000. Following the provisions of EITF No. 00-4, Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary (primarily codified in ASC 480-10-55, Distinguishing Liabilities from Equity-Overall-Implementation Guidance and Illustration), the sale consideration was accounted for as a secured borrowing of US$20,000. On September 23, 2009, upon the purchaser’s exercise of the option to sell to VimpelCom 33.3% of the shares of Freevale Enterprises, VimpelCom completed the purchase of the Freevale Enterprises shares for a total consideration of US$57,500. As a result of the transaction, VimpelCom’s indirect ownership in Unitel increased to 100%. The transaction was accounted for as a repayment of debt. As of December 31, 2009, there was no amount of debt outstanding under this agreement.

In November and December 2008, Vimpelcom issued promissory notes in the amount of RUR2,399 million (the equivalent to US$86,787 at the exchange rate as of the date of issuance). The promissory notes were issued as an advance payment to secure future services. The promissory notes were ruble-denominated and bore no interest, maturing at weekly intervals within the period up to November 2009. As of June 30, 2009, the outstanding indebtedness amounted to RUR939 million (the equivalent to US$30,009 at the exchange rate as of June 30, 2009). As of September 30, 2009, VimpelCom fully repaid the outstanding indebtedness in the amount of RUR929 million (equivalent to US$30,872 at the exchange rate as of September 30, 2009), including some portion repaid before maturity. The gain on extinguishment of debt before maturity was US$319.

16. Equity

In 1996, VimpelCom issued 6,426,600 shares of preferred stock. As of December 31, 2009 and 2008, all of the shares of preferred stock were owned by Eco Telecom Limited (“Eco Telecom”). Each share of preferred stock entitles its holder to (i) one vote, (ii) to receive a fixed dividend of .001 ruble per share per year and (iii) to receive a fixed liquidation value of .005 Russian rubles per share in the event of VimpelCom’s liquidation, to the extent there are sufficient funds available. As of December 31, 2009, the official exchange rate was

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

16. Equity (continued)

30.2442 rubles per 1 US dollar. Each share of preferred stock is convertible into one share of common stock at any time after June 30, 2016, at the election of the holder upon payment to VimpelCom of a conversion premium equal to 100% of the market value of one share of common stock at the time of conversion.

On December 14, 2006, the VimpelCom’s Board approved Amendment No. 4 to the Amended and Restated Stock Options Plan (the “Plan”) in order to increase the maximum aggregate number of shares authorized under the Plan from 650,000 to 1,050,000. In May 2007, 800,000 ADSs (the equivalent of 200,000 shares of the Company’s common stock, prior to the adjustment in the ADS ratio mentioned below) were repurchased at an average price of US$101.29 (pre-ADS split as discussed below), for a total aggregate consideration of approximately US$81,069.

In June and July 2008, VC ESOP N.V. purchased 200,000 shares of VimpelCom’s common stock for US$114,476 in open market transactions, the purchased shares were utilized for the issuance of stock based compensation awards under the Plan.

The shares held by VC ESOP N.V. (566,443 shares and 663,614 shares as of December 31, 2009 and 2008, respectively) were treated as treasury shares in the accompanying consolidated financial statements.

In March 2007, the Board approved the Company’s dividend policy. Subject to the constraints and guidelines contained in the dividend policy as well as those under Russian law, the policy contemplates that the Board will recommend the payment of cash dividends annually and the amount of the annual dividend will generally be equal to at least 25.0% of the consolidated net income (which is equivalent to net income attributable to VimpelCom following the Company’s adoption of SFAS 160), as determined under US GAAP.

In 2007, a dividend was paid in the amount of RUR166.88 per share of the common stock (or approximately US$0.32 per ADS based on the Russian Central Bank exchange rate as of date of approval, June 29, 2007, as adjusted for the change in the ADS ratio mentioned below) based on the results of the 2006 fiscal year, amounting to a total of RUR8.6 billion (or approximately US$331,742 based on the Russian Central Bank exchange rate as of June 29, 2007). In accordance with Russian tax legislation, VimpelCom withheld a tax of up to 30% on the dividend amount upon payment, which was approximately RUR1.2 billion (or approximately US$44,664 based on the Russian Central Bank exchange rate as of June 29, 2007).

At the Annual General Shareholders Meeting held on June 9, 2008 the shareholders approved payment of a cash annual dividend to holders of common registered shares in the amount of 270.01 Russian rubles per common share of VimpelCom stock, or approximately US$0.57 per ADS based on the Russian Central Bank exchange rate as of June 9, 2008 based upon the results of the 2007 fiscal year, amounting to a total of RUR13.85 billion (or approximately US$588,580 based on the Russian Central Bank exchange rate as of June 9, 2008). In accordance with Russian tax legislation, VimpelCom withheld a tax of up to 15% on the dividend amount, which was approximately RUR1.9 billion (or approximately US$79,080 based on the Russian Central Bank exchange rate as of June 9, 2008).

On December 17, 2009, the Extraordinary General Meeting of Shareholders of the Company approved an interim dividend payment based on the operating results for the nine months ended September 30, 2009 in the amount of RUR190.13 per common share of VimpelCom common stock (the equivalent to US$0.31 per ADS at

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

16. Equity (continued)

the exchange rate as of December 17, 2009), amounting to a total of approximately RUR9.75 billion (the equivalent to US$322,873 at the exchange rate as of December 17, 2009). In accordance with Russian tax legislation, VimpelCom is required to withhold a tax of up to 15% on dividend payments which was approximately RUR1.3 billion (or approximately US$43,465 based on the Russian Central Bank exchange rate as of December 17, 2009).

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

In accordance with Russian legislation, VimpelCom can distribute all profits as dividends or invest them into the operations. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements, not out of amounts previously transferred to reserves. In accordance with Russian tax legislation, dividends are subject to a withholding tax of up to 15% when payable, starting from January 1, 2008. Transfers to reserves have been insignificant through December 31, 2009. As of December 31, 2009, VimpelCom’s retained earnings distributable under Russian legislation were US$5,784,622 (non-audited), at the official year-end exchange rate.

17. Redeemable noncontrolling interest

The Company accounts for securities with redemption features that are not solely within the control of the issuer in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities (codified as ACS 480-10 – Distinguishing Liabilities from Equity (“ACS 480-10”)).

In June 2008, the Company modified its contractual arrangements with respect to the 25% noncontrolling interest in its subsidiary Limnotex Developments Limited (“Limnotex”), which is held by Crowell Investments Limited (“Crowell”). The modified contractual arrangements contained embedded redemption features that could or will result in the noncontrolling interest being redeemable outside of the control of VimpelCom at various dates. Under the modified contractual arrangements as of December 31, 2008, Crowell could exercise a put option between January 1, 2010 and December 31, 2010, at a redemption amount of US$550,000 in the aggregate. Additionally, after the 2008 audited financial statements of KaR-Tel were issued, the Company had a call option on the noncontrolling interest for a redemption amount determined by a fair value-based pricing mechanism which should have been exercised on or before December 31, 2011.

In May 2009, the contractual arrangements related to the noncontrolling interest were further amended to extend the timing of the redeemable features embedded in the contractual arrangements. Under the amended contractual arrangements, Crowell may exercise a put option between January 1, 2013 and December 31, 2013,

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

17. Redeemable noncontrolling interest (continued)

at a redemption amount of US$550,000 in the aggregate. Additionally, after the 2011 audited financial statements of KaR-Tel are issued, the Company has a call option on the noncontrolling interest for a redemption amount determined by a fair value-based pricing mechanism which must be exercised on a date which is after the issuance of the audited financial statements of KaR-Tel for the year ended December 31, 2014. As of December 31, 2009, the redemption amount of the redeemable noncontrolling interest based on this fair value-based pricing mechanism (as if the noncontrolling interest were currently redeemable) was US$640,119.

The Company classifies redeemable non-controlling interest as temporary equity. The Company recorded it at its estimated fair value at the date of the change to its contractual arrangements with Crowell and then accreted to its redemption amount over the redemption term. The estimated fair value of the redeemable noncontrolling interest was calculated by discounting the future redemption amount of the noncontrolling interest from January 1, 2010 (the date on which the noncontrolling interest was first to become redeemable outside of VimpelCom’s control (under the June 2008 modified contractual arrangements, prior to the May 2009 amendment)). The redeemable noncontrolling interest has been valued based on the terms of the put option because the fair value of the redemption amount that may be required under the put option exceeded the fair value of the redemption amount that may be required under the call option. If, in the future, the fair value of the redemption amount under the call option is greater, the Redeemable noncontrolling interest will accrete to that amount. The redeemable noncontrolling interest is first credited with its share of earnings of the Company’s subsidiary, Limnotex, and, to the extent that this is less than the required accretion, the difference is charged to additional paid-in capital. The charge to additional paid-in capital does not affect net income attributable to VimpelCom in the Company’s income statement, but does reduce the numerator in the calculation of earnings per share (Note 21).

18. Income Taxes

VimpelCom and its subsidiaries file their tax returns as prescribed by the tax laws of the jurisdictions in which they operate. The provision for income taxes varies from the amount computed by applying the statutory rate to income before taxes (Russia – 20% (24%, before January 1, 2009), due to certain tax benefits allowed under applicable tax legislation, the non-deductibility of certain expenses and income (loss) being generated in jurisdictions having different tax rates (Kazakhstan – 20% (30% before January 1, 2009), Ukraine and Tajikistan – 25%, Armenia – 20%, Georgia – 15%, in Uzbekistan there is a complex income tax regime, that results in an effective rate of approximately 18% (17% effective January 1, 2010)). Income tax exemptions relate primarily to accumulated tax losses, which may be carried forward for use against future taxable income. However, tax losses do not have an effect on Income Tax Rate (unless reserved by a valuation allowance). Non-deductible expenses consist primarily of tax effect of intragroup dividends, legal, consulting, representational and other expenses in excess of allowable limits.

Income tax expense consisted of the following for the years ended December 31:

	2009	2008	2007
Current income taxes	$454,571	$396,588	$561,070
Deferred taxes	(19,541)	(92,654)	32,858

	$435,030	$303,934	$593,928

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

18. Income Taxes (continued)

A reconciliation between the income tax expense reported in the accompanying consolidated financial statements and income before taxes multiplied by the Russian Federation statutory tax rate of 20% for the year ended December 31, 2009 and 24% and for the years ended December 31, 2008 and 2007, is as follows:

	2009	2008	2007
Income tax expense computed on income before taxes at Russian statutory tax rate	$310,472	$213,896	$508,886
Effect of goodwill impairment	—	89,056	—
Effect of deductible temporary differences not recognized as measured by the change in valuation allowance	33,133	58,871	187
Effect of non-deductible expenses	45,698	42,515	71,028
Tax effect of intragroup dividends	27,904	—	—
Effect of tax claims	15,841	15,738	(615)
Taxable capital contribution	1,818	14,875	15,001
Effect of different tax rates in different jurisdictions	(3,843)	8,768	8,984
Effect of change in statutory Income tax rate	6,519	(137,762)	—
Other	(2,512)	(2,023)	(9,543)

Income tax expense reported in the accompanying consolidated financial statements	$435,030	$303,934	$593,928

VimpelCom has the following significant balances for income tax losses carried forward, fully provisioned as of December 31, 2009 and December 31, 2008, respectively:

Jurisdiction	Balance as of 31.12.2009	Balance as of 31.12.2008	Period for carry-forward
Ukraine	$219,401	$166,626	Carry-forward rule is set up annually by legislation. The rule as of the end of 2009 – period limited in time (2010-2011)
Russia	126,609	10,260	2012-2019
Georgia	72,502	44,125	2010-2015
USA	37,382	43,781	2019-2029
Belgium	29,284	20,489	Not limited in time
Netherlands	13,858	—	2013-2017
Cyprus	13,388	20,615	Not limited in time
Tadjikistan	7,941	—	2010-2012

Total	$520,365	$305,896

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

18. Income Taxes (continued)

Starting from January 1, 2007, the Company adopted the provisions of FIN 48 (Note 2). The reconciliation of the total amounts of unrecognized tax benefit, including fines and penalties (interest), for the three years ended December 31, 2009 are presented in the table below:

Balance as of January 1, 2007 adoption	$44,344

Increase of tax positions taken during the current period	3,146
Decrease of tax positions taken during the current period	(353)
Increase of tax positions taken during a prior period	5,880
Decrease of tax positions taken during a prior period	(9,441)
Decrease as a result of resolution through litigation	(1,063)
Foreign currency translation adjustment	2,567

Balance as of December 31, 2007	45,080

Increases as a result of business combinations	11,389
Increase of tax positions taken during the current period	43,719
Decrease of tax positions taken during the current period	(2,648)
Increase of tax positions taken during a prior period	30,139
Decrease of tax positions taken during a prior period	(42,875)
Decrease as a result of resolution through litigation	(16,176)
Foreign currency translation adjustment	(10,257)

Balance as of December 31, 2008	58,371

Increase of tax positions taken during the current period	27,504
Decrease of tax positions taken during the current period	(8,878)
Increase of tax positions taken during a prior period	21,654
Decrease of tax positions taken during a prior period	(16,526)
Foreign currency translation adjustment	(2,426)

Balance as of December 31, 2009	$79,699

The amount of total unrecognized tax benefit as of December 31, 2009 and December 31, 2008, includes US$67,977 and US$56,101, respectively, of unrecognized tax benefits that, if recognized, would affect the effective income tax rate in any future periods.

As of December 31, 2008, the Company had accrued US$9,226 and US$3,211 for the potential payment of fines and penalties (interest), respectively. The Company accrued additional fines and penalties (interest) of US$7,505 and US$5,948, respectively, for the year ended December 31, 2009 and US$11,275 and US$3,832, respectively, for the year ended December 31, 2008. The total amounts of fines and penalties (interest) recognized in the consolidated balance sheet as of December 31, 2009 comprised US$12,015 and US$5,677, respectively.

The Russian tax inspectorate has completed its examination of VimpelCom’s tax filings for the years 2005-2006 (Note 23). The court hearings related to the tax inspectorate claims resulting from the examination of tax years 2005-2006, if finalized in 2010, could change the amount of the unrecognized income tax benefits.

The total amount of unrecognized tax benefit that could significantly increase or decrease within 12 months due to lapse of statutory limitation term or the results of foregoing litigations comprised US$7,817 and US$13,203 as of December 31, 2009 and December 31, 2008, respectively.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

18. Income Taxes (continued)

Due to the fact that, subject to certain legal issues, the year 2006 remains open to a repeated examination by the tax authorities in Russia, the Company considers the tax years from 2006 through 2009 to be open in Russia. VimpelCom’s subsidiaries in Tajikistan, Armenia, Uzbekistan and Ukraine are subject to income tax examinations for the tax years 2007 through 2009; the subsidiary in Georgia is subject to income tax examination for the tax years 2004 through 2009 and the subsidiary in Kazakhstan is subject to income tax examination for the tax years 2005 through 2009. Management is unable to reliably predict the outcome of any tax examinations and the materiality of their impact on VimpelCom’s consolidated financial statements, if any.

The following deferred tax balances were calculated by applying the presently enacted statutory tax rate applicable to the period in which the temporary differences between the carrying amounts and tax base of assets and liabilities are expected to reverse. The amounts reported in the accompanying consolidated financial statements at December 31 consisted of the following:

	2009	2008
Deferred tax assets:
Current
Accrued operating and interest expenses, including gain from derivatives	$58,516	$46,215
Deferred revenue	32,661	28,990
Bad debts assets	9,120	7,856
Loss carry-forwards	10,070	3,079
Non-current assets
Accrued operating and interest expenses	17,707	9,345
Non-current assets	3,870	2,627
Loss carry-forwards	105,855	75,356

	237,799	173,468
Valuation allowance	(108,932)	(74,707)

	128,867	98,761
Deferred tax liabilities:
Current
Undistributed retained earnings of subsidiaries	19,037	—
Bad debts provision	516	945
Non-current assets
Property and equipment	378,087	317,638
Telecommunication licenses	89,018	144,379
Customer relationships and other intangible assets	125,511	166,478
Other non-current assets	21,852	30,789

	633,621	660,229

Net deferred tax liabilities	504,754	561,468

Add current deferred tax assets	91,493	82,788
Add non-current deferred tax assets	904	1,521
Less current deferred tax liability	(679)	(1,302)

Total long-term net deferred tax liability	$596,472	$644,475

At December 31, 2009, undistributed earnings of VimpelCom’s foreign (outside of Russian Federation) and domestic subsidiaries indefinitely invested amounted to approximately US$969,221 and US$64,903, respectively. Determination of the amount of unrecognized deferred taxes related to these undistributed earnings is not practical.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

19. Valuation and Qualifying Accounts

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2009, 2008 and 2007:

Balance as of December 31, 2006	$39,483
Provision for bad debts	62,444
Accounts receivable written off	(55,966)
Foreign currency translation adjustment	3,143

Balance as of December 31, 2007	49,104
Provision for bad debts	64,559
Accounts receivable written off	(78,761)
Foreign currency translation adjustment	(2,958)

Balance as of December 31, 2008	31,944
Provision for bad debts	56,160
Accounts receivable written off	(19,048)
Foreign currency translation adjustment	(9,986)

Balance as of December 31, 2009	$59,070

The provision for bad debts included in the accompanying consolidated statements of income is net of related value-added taxes of US$4,898, US$9,848 and US$9,525 for the years ended December 31, 2009, 2008 and 2007, respectively.

20. Related Party Transactions

The Company from time to time enters into certain transactions with its shareholders and their affiliates and other related parties.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

20. Related Party Transactions (continued)

Transactions between VimpelCom and its related parties, except for the transactions described below, consist primarily of services from the related parties and loans to them, which are not material to the financial results of VimpelCom. The following table summarizes the significant transactions and balances with related parties:

	2009	2008	2007
Revenue from Alfa	$19,584	$10,377	$—
Revenue from Telenor	3,474	3,221	—
Revenue from associates	40,600	9,622	520
Revenue from other related parties	36,169	3,934	21,079

	$99,827	$27,154	$21,599

Services from Alfa	$6,128	$9,122	$1,806
Services from Telenor	2,049	3,264	590
Services from associates	131,812	35,900	7,992
Services from other related parties	70,685	5,039	8,160

	$210,674	$53,325	$18,548

Accounts receivable from Alfa	$3,352	$3,536	$—
Accounts receivable from Telenor	377	396	—
Accounts receivable from associates	236,729	163,871	133
Accounts receivable from other related parties	9,173	393	5,272

	$249,631	$168,196	$5,405

Non-current account receivable from associates	$1,040	$2,059	$—

Accounts payable to Alfa	$301	$434	$—
Accounts payable to Telenor	272	106	49
Accounts payable to associates	1,880	5,248	1,627
Accounts payable to other related parties	6,758	1,704	1,097

	$9,211	$7,492	$2,773

Long-term account payable to associates	$626	$666	$—

Outstanding balances and transactions with Alfa relate to operations with VimpelCom’s shareholder Eco Telecom, its consolidated subsidiaries, its direct owners and their consolidated subsidiaries. In particular, VimpelCom has contracts with Alfa Insurance to provide the Company with property and equipment liability insurance; the General Service Agreement with Altimo for provision of legal and personnel services. The Company also has contracts to provide fixed telecommunication service to Eco Telecom and its subsidiaries.

VimpelCom maintains bank accounts in Alfa Bank, which are used for payroll and other payments in the ordinary course of business. The balances in these bank accounts were US$176,500 and US$139,114 at December 31, 2009 and 2008, including US$75,000 and US$130,500 of short-term deposits, respectively.

Outstanding balances and transactions with Telenor relate to operations with VimpelCom’s shareholder Telenor East Invest AS, its consolidated subsidiaries, its direct owners and their consolidated subsidiaries. In particular, VimpelCom has roaming contracts with ProMonte Montenegro, DTAC/UCOM Thailand, Telenor Serbia, Telenor Mobil AS Norway, Pannon GSM Telecommunications Ltd. Hunga, Telenor Mobile Sweden Norway; the General Agreement for provision of personnel and General Services Agreement with Telenor Russia AS. VimpelCom also has a contract to provide fixed telecommunication service to Telenor Mobile Holding AS Norway.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

20. Related Party Transactions (continued)

Outstanding balances and transactions with associates relate to operations with VimpelCom’s equity investees (Note 12). Euroset transactions included from the acquisition date (Note 3) mainly represent dealer commission payments for the acquisition of new subscribers and commission for payments receipts. Operations with associates also include purchase of bill delivery services from Firma Kurier. VimpelCom also has a contract to provide fixed telecommunication service with ZAO Rascom.

Outstanding balances and transactions with other related parties relate to operations with Sky Mobile (Note 4) and Kyivstar (jointly owned by Telenor and Eco Telecom, Note 1). The Company has the contracts with them for providing mobile telecommunication services, including roaming activity, and purchasing from them services on transportation of fixed telecommunication traffic. KaR-Tel also has a management agreement with Sky Mobile.

21. Earnings per Share

Net income per common share for all periods presented has been determined in accordance with ASC 260, Earnings per Share, by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income per share of common stock has been adjusted by a factor of twenty to determine net income per ADS equivalent as each ADS is equivalent to one-twentieth of one share of common stock.

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,
	2009	2008	2007
	(In thousands US dollars, except share amounts)
Numerator:
Net income attributable to VimpelCom	$1,121,830	$524,334	$1,462,706
Less: impact on net income attributable to VimpelCom through changes in Redeemable noncontrolling interest	(22,402)	(1,060)	—

	1,099,428	523,274	1,462,706

Denominator:
Denominator for basic earnings per share – weighted average common shares outstanding (thousand)	50,647	50,700	50,818

Effect of dilutive securities:
Employee stock options	31	3	—
Denominator for diluted earnings per share – assumed conversions (thousand)	50,678	50,703	50,818

Basic net income attributable to VimpelCom per common share	$21.71	$10.32	$28.78

Diluted net income attributable to VimpelCom per common share	$21.69	$10.32	$28.78

Employee stock options (representing 197,100 shares) that are out of the money as of December 31, 2009 that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

22. Stock Based Compensation Plan

As discussed in Note 16, VimpelCom has adopted the Plan, which has been amended since inception.

The Plan is administered by a Committee which, as of December 31, 2009, consisted of the Compensation Committee of VimpelCom’s Board. The Committee has the power to determine the terms and conditions of grants under the Plan, including the number of options to be granted, the exercise price and the vesting schedule.

The options granted generally vest at varying rates over two years. If certain events provided for in the Plan and the agreement relating to each option grant occur, the vesting period for certain employees is accelerated. VimpelCom recognizes compensation cost separately for each vesting tranche for awards subject to graded vesting. The total fair values of shares vested during the years ended and as of December 31, 2009, 2008 and 2007 were of US$3,416, US$5,683 and US$60,148, respectively. The number of options exercised during 2009 was 97,171 and the amount paid to employees was US$15,276. The number of shares converted for the 62,970 options exercised during 2008 was 40,568 and share-based liabilities paid to employees was US$25,487. The number of shares converted for the 177,436 options exercised during 2007 was 100,113 and share-based liabilities paid to employees was US$51,471. Amounts of liabilities paid were equal to intrinsic value of options exercised as of exercise date.

Prior to December 24, 2008, the manner of exercise of stock options required variable accounting for stock-based compensation under ASC 718, Compensation-Stock Compensation, and the options were considered liability awards. On December 24, 2008, VimpelCom modified its stock-based compensation programs (except for “phantom” plans and SARs) to require equity classification. The amount of compensation expense in respect of the Plan included in the accompanying consolidated statements of operations was US$2,333 expense, US$121,890 gain and US$171,242 expense in the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, the total compensation cost related to non-vested awards not yet recognized is US$453 and the weighted-average period over which it is expected to be recognized is 0.9 years. As of December 31, 2009, the additional paid-in capital balance related to the share-based compensation arrangements granted under the Plan amounted to US$13,796.

The fair value of the options has been estimated using a Black Scholes option pricing model. The fair value of each grant is estimated on the date of grant (or date of modification). In estimating the fair value, the Company used the following significant assumptions. Expected term of the options was determined based on analysis of historical behavior of stock option participants. Expected volatility of VimpelCom’s shares was estimated based on the historical volatility of the shares on the New York Stock Exchange over the period equal to the expected life of the option granted and other factors. The dividend yield was included into the model based on last dividend payment. The risk free rate was determined using the rate on Russian Government Bonds, having a remaining term to maturity equal to the expected life of the options, approximated where applicable. Forfeiture rate was determined as an average for the historic experience for all grants.

In 2009, VimpelCom’ Board adopted a SARs plan for senior managers and employees. The plan is administered by the Company’s General Director and the Compensation Committee of the Board determines the aggregate number of SARs that may be granted. A SAR, upon vesting, entitles the holder to receive a cash amount per SAR equal to any excess of the NYSE closing price of an ADS on the exercise date over the price at which such SAR was granted. In 2009, the Board authorized the granting of 2,266,000 SARs.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

22. Stock Based Compensation Plan (continued)

On November 26, 2009, 2,050,760 of SARs were granted, 50% of which become vested on June 1, 2010 and 50% become vested on June 1, 2011 if the growth of KPIs exceeds certain parameters in 2009 as compared to 2008. If this condition is not met, 100% of SARs granted vest on June 1, 2011 if the growth of KPIs exceeds certain parameters in 2010 as compared to 2009. The plan is accounted for using a Black Scholes model with the assumptions that are used in calculation of the fair value of the stock option plan and is classified in liabilities in the balance sheet. As of December 31, 2009, an aggregate of 2,016,440 SARs were outstanding, none of which are currently redeemable or will become redeemable within 60 days of the financial statement date. As of December 31, 2009, the liability related to SARs amounted to US$2,484. The amount of expense included in the accompanying income statement in connection with SARs was US$2,484.

The following table summarizes the activity for the Plan and SARs:

	Number of Options			Number of SARs
	2009	2008	2007	2009
Outstanding, beginning of year	572,297	459,825	372,261	—
Granted	90,750	223,000	279,500	2,050,760
Exercised	(97,171)	(62,970)	(177,436)	—
Modified	(181,500)	—	—	—
Forfeited	(54,326)	(47,558)	(14,500)	(34,320)

Outstanding, end of year	330,050	572,297	459,825	2,016,440

Exercisable, end of year	274,366	264,516	92,825	—

No stock options expired in the years ended December 31, 2009, 2008 or 2007.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

22. Stock Based Compensation Plan (continued)

The following table summarizes the weighted-average exercise prices of options and SARs for the year ended December 31, 2009. The grant-date fair-value for options in the table below was based on the assumptions used as of the modification date (December 24, 2008).

	Stock Options	SARs
The number of options/SARs outstanding , beginning of year	572,297	—
Weighted-average exercise price of options/SARs outstanding	436.9	—
Weighted-average grant-date fair value at the beginning of the year	25.9	—

The number of options/SARs granted	90,750	2,050,760
Weighted-average exercise price of options/SARs granted	326.5	13.1
Weighted-average grant-date fair value of options/SARs granted during the year	28.7	11.8

The number of options/SARs exercised	(97,171)	—
Weighted-average exercise price of options/SARs exercised	186.7	—
The total intrinsic value of options/SARs exercised (or share units converted)	240.6	—

The number of options/SARs forfeited/modified	(235,826)	(34,320)
Weighted-average exercise price of options/SARs forfeited	619.0	13.1
Weighted-average grant-date fair value of options/SARs forfeited during the year	16.4	11.8

The number of options/SARs outstanding, end of year	330,050	2,016,440
Weighted-average exercise price of options/SARs outstanding	350.1	13.1
Weighted-average grant-date fair value at the end of the year	27.2	11.8

Weighted-average remaining contractual life (years)	1.8	6.0
The aggregate intrinsic value of options/SARs outstanding	13,443	11,151

Out of the options/SARs outstanding at the end of the year

The number of options/SARs exercisable	274,366	—
Weighted-average exercise price of options/SARs exercisable	354.9	—
Weighted-average remaining contractual life (years)	1.4	—
The aggregate intrinsic value of options/SARs exercisable	10,921	—

The number of options/SARs nonvested at the beginning of the year	307,781	—
Weighted-average grant-date fair value of options/SARs nonvested at the beginning of the year	18.2	—

The number of options/SARs vested during the year	119,232	—
Weighted-average grant-date fair value of options/SARs vested during the year	31.9	—

The number of options/SARs nonvested at the end of the year	55,684	2,016,440
Weighted-average grant-date fair value of options/SARs nonvested at the end of the year	13.4	11.8

The total fair value of shares vested during the year ended and as of December 31, 2009	3,416	—

The weighted-average grant-date fair value of options granted in 2008 and 2007 were US$160.1 and US$100.4, respectively.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

22. Stock Based Compensation Plan (continued)

The following table illustrates the major assumptions of the Black Scholes model for the options and SARs for the years ended December 31:

	2009	2008	2007
Expected volatility	92%-138%	91%-184%	38%-50%
The weighted-average expected term (in years)	1.8	0.8	1.7
Expected dividend yield	0%-2.2%	1.8%	1.5%
Risk free interest rate	7.0%-9.77%	7.6%-11.8%	5.4%-5.9%
Forfeiture rate	6.2%	5.4%	3.7%

In addition to the Plan and SARs, members of the Board who are not employees participate in a “phantom” stock plan, pursuant to which they each receive up to a maximum of 20,000 phantom ADSs per year with an additional 10,000 phantom ADSs granted to the chairman of the Board and 10,000 phantom ADSs granted to each director for serving as head of any official committee of the Board, provided that the amount paid to a director upon redemption may not exceed US$3.00 per phantom ADS per year of each one-year term served by the director. The number of phantom ADSs to be granted to each director is set by the Board. The phantom ADSs may be redeemed for cash on the date the director ceases to be a director; provided, however, that directors who are re-elected to the Board may redeem such phantom ADSs related to a previous period of his/her service as a director at any time from the date of his or her re-election to the date he or she is no longer a director. As of December 31, 2009, an aggregate of 1,490,000 phantom ADS were outstanding under phantom stock plan, of which 1,270,000 are currently redeemable or will become redeemable within 60 days of the financial statement date at prices per phantom ADS ranging from US$0.96 to US$31.63. As of December 31, 2009, the liability related to the phantoms amounted to US$4,195. The amount of expense included in the consolidated income statement in connection with phantom ADS granted to members of the Board was US$1,890 for the year ended December 31, 2009.

VimpelCom’s senior managers are also eligible to receive phantom ADSs in an amount approved by the Compensation Committee of the Board. The Board determines the aggregate amount of phantom ADSs that may be granted to senior managers in each calendar year. In 2007, 2008 and 2009, the Board authorized the granting of 2,575,000, 800,000 and 820,000 phantom ADSs, respectively. As of December 31, 2009, an aggregate of 286,666 phantom ADSs were outstanding, of which 20,000 are currently redeemable or will become redeemable within 60 days of the financial statement date at a price per phantom ADS US$9.29. As of December 31, 2009, the liability related to the phantom ADSs amounted to US$2,337. The amount of expense included in the accompanying income statement in connection with phantom ADS granted to senior managers were US$2,480 expense, US$721 gain and US$33,975 expense for the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively.

23. Segment Information

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

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

23. Segment Information (continued)

regular basis primarily based on revenue, operating income, income before income taxes and net income along with cash flows and overall economic returns. Inter-segment revenues are eliminated in consolidation. Intersegment revenues may be accounted for at amounts different from sales to unaffiliated companies. The accounting policies of the segments are the same as those of VimpelCom.

Starting from February 28, 2008, the date of acquisition of Golden Telecom, VimpelCom’s Board and management identified Russia mobile, Russia fixed, CIS mobile and CIS fixed reporting segments based on the business activities in different geographical areas. Although Georgia is no longer a member of the CIS, consistent with VimpelCom’s historic reporting practice VimpelCom continue to include Georgia in it’s CIS reporting segment.

These segments have been determined based on the nature of their operations: mobile includes activities for the providing of wireless telecommunication services to the Company’s subscribers; fixed line includes all activities for providing wireline telecommunication services, broadband and consumer Internet. Information about other business activities and operating segments that are not reportable due to non materiality of business activity was combined and disclosed in the “Other” category separate from other reconciling items. This “Other” category includes VimpelCom’s operations in Cambodia, DVB-T/DVB-H activities and VimpelCom’s respective equity in net results of operations of the Company’s associates GTEL-Mobile and Morefront Holdings Ltd.

Financial information by reportable segment for the years ended December 31, 2009, 2008 and 2007 is presented in the following tables.

Year ended December 31, 2009:

	Russia Mobile	Russia Fixed line	CIS Mobile	CIS Fixed line	Other	Total
Net operating revenues from external customers	$6,104,016	$1,319,542	$1,095,876	$177,817	$5,651	$8,702,902
Intersegment revenues	94,366	367,620	32,858	85,352	—	580,196
Depreciation and amortization	1,019,322	242,074	331,106	91,696	9,969	1,694,167
Operating income	2,185,540	226,976	183,917	19,962	(38,040)	2,578,355
Interest income	102,601	11,619	8,347	3,234	500	126,301
Interest expense	(596,407)	(5,256)	(56,613)	(8,050)	(6,792)	(673,118)
(Loss)/gain from associates	62	3,854	—	330	(40,009)	(35,763)
Income/(loss) before income taxes	1,346,191	228,799	47,667	13,515	(83,811)	1,552,361
Income tax expense/ (benefit)	339,873	49,068	39,101	7,213	(225)	435,030
Net income/(loss) attributable to VimpelCom	1,007,786	180,205	(2,013)	12,295	(76,443)	1,121,830
Total assets	8,648,241	4,268,502	2,695,891	501,645	558,034	16,672,313
Non-current assets other than goodwill	4,524,634	1,435,403	1,589,500	402,273	529,830	8,481,640
Goodwill	728,559	1,880,089	667,429	8,216	—	3,284,293
Expenditures for long-lived assets	481,644	137,391	94,037	32,897	68,139	814,108

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

23. Segment Information (continued)

Year ended December 31, 2008:

	Russia Mobile	Russia Fixed line	CIS Mobile	CIS Fixed line	Other	Total
Net operating revenues from external customers	$7,310,487	$1,286,697	$1,294,677	$225,071	$—	$10,116,932
Intersegment revenues	61,279	142,769	20,318	47,663	—	272,029
Impairment loss	—	315,049	90,078	—	37,620	442,747
Depreciation and amortization	1,204,676	219,442	368,305	88,526	215	1,881,164
Operating income	2,667,369	(191,226)	81,765	23,942	(45,900)	2,535,950
Interest income	97,451	14,703	4,081	1,140	1,685	119,060
Interest expense	(464,682)	(18,209)	(52,235)	(5,982)	(1,968)	(543,076)
(Loss)/gain from associates	(463)	2,176	—	109	(62,842)	(61,020)
Income before income taxes	1,463,321	(268,040)	(196,607)	250	(107,690)	891,234
Income tax expense/ (benefit)	316,911	(1,863)	(1,439)	(5,062)	(4,613)	303,934
Net income attributable to VimpelCom	1,145,969	(266,443)	(260,448)	3,372	(98,116)	524,334
Total assets	8,284,753	4,088,643	3,061,215	781,917	543,080	16,759,608
Non-current assets other than goodwill	5,132,739	1,579,043	1,926,447	672,335	531,140	9,841,704
Goodwill	749,978	1,935,455	781,382	10,127	—	3,476,942
Expenditures for long-lived assets	1,432,807	343,601	636,069	139,041	19,327	2,570,845

Year ended December 31, 2007:

	Russia Mobile	Russia Fixed line	CIS Mobile	CIS Fixed line	Other	Total
Net operating revenues from external customers	$6,090,316	$—	$937,419	$143,363	$—	$7,171,098
Intersegment revenues	3,354	—	10,413	—	—	13,767
Depreciation and amortization	1,108,971	—	220,339	61,243	—	1,390,553
Operating income	1,991,833	—	198,592	15,765	—	2,206,190
Interest income	54,535	—	662	490	—	55,687
Interest expense	(168,944)	—	(47,146)	(1,415)	—	(217,505)
Gain/(loss) from associates	—	—	—	(211)	—	(211)
Income before income taxes	1,937,086	—	169,715	13,555	—	2,120,356
Income tax expense	514,819	—	76,357	2,752	—	593,928
Net income attributable to VimpelCom	1,422,221	—	30,661	9,824	—	1,462,706
Total assets	7,891,322	—	2,568,758	473,278	24,620	10,957,978
Non-current assets other than goodwill	5,586,534	—	1,790,698	400,556	24,363	7,802,151
Goodwill	451,428	—	565,266	23,122	—	1,039,816
Expenditures for long-lived assets	1,072,520	—	634,123	66,176	—	1,772,819

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

23. Segment Information (continued)

A reconciliation of VimpelCom’s total segment financial information to the corresponding consolidated amounts follows:

	Segment total	Intersegment interest	Consolidated totals
For the year ended December 31, 2009
interest income	126,301	(74,587)	51,714
interest expense	(673,118)	74,587	(598,531)

For the year ended December 31, 2008
interest income	119,060	(47,442)	71,618
interest expense	(543,076)	47,442	(495,634)

For the year ended December 31, 2007
interest income	55,687	(22,666)	33,021
interest expense	(217,505)	22,666	(194,839)

Assets	December 31, 2009	December 31, 2008
Total assets for reportable segments	$16,672,313	$16,759,608
Elimination of intercompany balances	(1,939,772)	(1,034,455)

Total consolidated assets	$14,732,541	$15,725,153

In Russia and Kazakhstan, VimpelCom’s revenues from external customers amounted to US$7,423,558 and US$651,443 for the year ended December 31, 2009, respectively and long-lived assets amounted to US$5,305,075 and US$707,464 as of December 31, 2009, respectively.

24. Commitments, Contingencies and Uncertainties

The economies of the countries in which VimpelCom operates continue to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of their territories. The imposition of exchange controls or other similar restrictions on currency convertibility in CIS countries and particularly in Uzbekistan could limit VimpelCom’s ability to convert local currencies in a timely manner or at all, which could have a material adverse effect on VimpelCom’ business, financial condition and results of operations. The continued success and stability of the economies of these countries will be significantly impacted by their respective governments’ continued actions with regard to supervisory, legal and economic reforms.

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. The global financial crisis has resulted in a decline in gross domestic product, capital markets instability, significant deterioration of liquidity in the banking sector, and tighter credit conditions within Russia as well as ruble depreciation. While the Russian Government has introduced a range of stabilization measures aimed at providing liquidity and supporting debt refinancing for Russian banks and companies, there continues to be uncertainty regarding the access to capital and cost of capital for Russian companies, which could affect VimpelCom’s financial position, results of operations and business prospects. The crisis may also damage purchasing power of VimpelCom’s customers mainly in the business sector and thus lead to decline in revenue streams and cash generation.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

24. Commitments, Contingencies and Uncertainties (continued)

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

VimpelCom’s operations and financial position will continue to be affected by political developments in the countries in which VimpelCom operates including the application of existing and future legislation, telecom and tax regulations. These developments could have a significant impact on VimpelCom’s ability to continue operations. VimpelCom does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in such countries.

Telecom Licenses Capital Commitments

VimpelCom’s ability to generate revenues in Russia is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses. VimpelCom’s GSM-900/1800 licenses that cover Moscow and the Moscow region, Central region, Volga region, Caucasus region, and the Siberia region have been reissued and under the new terms expire on April 28, 2013. The GSM-900/1800 licenses that cover the Northwest region, Urals and part of Far East region expire in 2011 – 2012 (the GSM-900/1800 license for Irkutsk region, excluding Ust-Ordynskiy Buryatskiy Autonomous Region, expires in 2011).

In April 2007, VimpelCom was awarded a license for the provision of “3G” mobile radiotelephony communications services for the entire territory of the Russian Federation that expires on May 21, 2017. The 3G license was granted subject to certain capital commitments. The three major conditions are that VimpelCom will have to build a certain number of base stations that support 3G standards and will have to start services provision by certain dates in each subject area of the Russian Federation, and also will have to build a certain number of base stations by the end of the third, fourth and fifth years from the date of granting of the license. To date all of these conditions have been fulfilled according to the indicated terms and schedule.

KaR-Tel owns a GSM-900 license to operate over the entire territory of Kazakhstan. The license expires in August 2013. In July 2008, the GSM-900 license was amended with the permission for KaR-Tel to render services in GSM-1800 standard and with the related commitment to cover cities with population of more than 1000 people by December 31, 2012.

Closed Joint Stock Company “Ukrainian Radio Systems” (CJSC “URS”) and “Golden Telecom” Limited Liability Company (“GT LLC”), VimpelCom’s indirect Ukrainian subsidiaries own GSM licenses. CJSC “URS” owns a GSM-900 and 2 GSM-1800 licenses to operate over the entire territory of Ukraine, which expires in April 2010, October 2020 and December 2020 respectively. “GT LLC” owns 3 GSM-1800 licenses to operate over the nearly entire territory of Ukraine (except 3 regions), which expires in July 2014 and May 2021, respectively. In

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

24. Commitments, Contingencies and Uncertainties (continued)

April 2009, the National Commission on Regulation of Telecommunication of Ukraine has amended its regulation establishing so-called “license terms” applicable to all mobile telecommunication network operators licensed in Ukraine. Under the amendments, Ukrainian mobile telecommunication network operators are obliged to ensure radiofrequency coverage of 90% of cities within one year from the date of issue of respective mobile telecommunication services license, and 80% of all other settlements and major highways – within two years from the same date. In case respective license allows rendering mobile telecommunication services in several regions, each of these requirements shall be fulfilled in each region with an interval of not more than two months. These new capital commitments apply to CJSC “URS” and “GT LLC”. The commitments should be fully complied with in all regions licensed for use of radiofrequency corresponding to GSM 900/1800 standard as follows: CJSC URS – by August, 2015 and GT LLC – by October 2014.

Taxation

The taxation systems in the countries in which VimpelCom operates are evolving as their respective national governments transform their national economies from a command to market oriented economies. In the Russian Federation, VimpelCom’s predominant market, there were many tax laws and related regulations introduced in previous periods as well as in 2009 which were not always clearly written, and their interpretation is subject to the opinions of the local tax inspectors and officials of the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management’s best estimate.

On June 30, 2008, the Company received a final decision of the Russian tax inspectorate’s audit of VimpelCom’s tax filings for financial years 2005 and 2006. According to the final decision, VimpelCom owed an additional RUR1,251 million in taxes (including RUR49 million in fines and penalties), which is approximately US$41,363 (including US$1,620 in fines and penalties) at the exchange rate as of December 31, 2009. VimpelCom challenged the tax inspectorate’s final decision and has so far prevailed in court with respect to RUR1,179 million of taxes (including RUR48 million in fines and penalties), which is approximately US$38,982 (including US$1,587 in fines and penalties) at the exchange rate as of December 31,2009. The tax inspectorate cannot appeal the court decisions. The remaining part of the tax authorities” claims in the amount of RUR72 million (including RUR1 million in fines and penalties), which is approximately US$2,380 (including US$33 in fines and penalties) at the exchange rate as of December 31,2009, are still being challenged in court.

On April 30, 2009, the Company’s subsidiary – Sovintel – received a final decision of the Russian tax inspectorate’s audit of its tax filings for financial years 2006 and 2007. According to the final decision, Sovintel owes an additional RUR324 million in taxes (including RUR36 million in fines and penalties), which is approximately US$10,712 (including US$1,190 in fines and penalties) at the exchange rate as of December 31, 2009. Sovintel disagrees with the tax inspectorate’s decision and has filed a lawsuit in the Russian Arbitration courts. The court has already rejected the tax authorities’ claims. The tax inspectorate do not agree with court decisions and continue to assert their claims in court. No amounts have been accrued in these financial statements in relation to this claim.

KaR-Tel

On January 10, 2005, KaR-Tel received an “order to pay” issued by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies (the “Fund”), in the

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

24. Commitments, Contingencies and Uncertainties (continued)

amount of approximately US$4,991,744 at the exchange rate as of December 31, 2009 (stated as approximately Turkish lira 7.55 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The order does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004.

On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order and requesting the Turkish court to cancel the order and stay of execution proceedings in Turkey. The petition was assigned to the 4th Administrative Court in Turkey, and it should be reviewed pursuant to applicable law.

On June 1, 2006, KaR-Tel received formal notice of the 4th Administrative Court’s ruling that the stay of execution request was denied. KaR-Tel’s Turkish counsel has advised KaR-Tel that the stay request is being adjudicated separately from the petition to cancel the order. KaR-Tel submitted an appeal of the ruling with respect to the stay application.

On June 1, 2006, KaR-Tel also received the Fund’s response to its petition to cancel the order. In its response, the Fund asserts, among other things, that the order to pay was issued in furtherance of its collection of approximately Turkish lira 7.55 quadrillion (prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005) in claims against the Uzan group of companies that were affiliated with the Uzan family in connection with the failure of T. Imar Bankasi, T.A.S. The Fund’s response to KaR-Tel’s petition claims that the Uzan group of companies includes KaR-Tel, Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S. Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S are Turkish companies that owned an aggregate 60% of the equity interests in KaR-Tel until their interests were redeemed by KaR-Tel in November 2003 in accordance with a decision of the Review Panel of the Supreme Court of Kazakhstan. In July 2006, KaR-Tel submitted its response, dated June 30, 2006, to the Fund’s response via the Kazakh Ministry of Justice, to be forwarded to the 4th Administrative Court of Istanbul. In its response, KaR-Tel denied in material part the factual and legal assertions made by the Fund in support of the order to pay.

On December 11, 2008, KaR-Tel received a Decision of Territorial Court of Istanbul dated December 12, 2007, wherein the Court rejected KaR-Tel’s appeal with respect to the stay of execution request. On December 11, 2008, KaR-Tel also received a response from the Fund to KaR-Tel’s court filing in July 2006. The Turkish court presiding over the case may issue a decision on the basis of the parties’ filings.

On October 20, 2009, KaR-Tel filed with Sisli 5th Court of the First Instance in Istanbul a claim to recognize in the Republic of Turkey the decision of the Almaty City Court of the Republic of Kazakhstan dated June 6, 2003 regarding, among other things, compulsory redemption of equity interests in KaR-Tel owned by Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S., which was confirmed by the Civil Panel of the Supreme Court of the Republic of Kazakhstan on June 23, 2003, as amended by the resolution of the Review Panel of the Supreme Court of the Republic of Kazakhstan dated October 30, 2003. On October 20, 2009, KaR-Tel also filed with the 4th Administrative Court of Istanbul a petition asking the Court to treat the recognition of the Kazakhstan court decision as a precedential issue and to stay the proceedings in relation to the order to pay.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

24. Commitments, Contingencies and Uncertainties (continued)

KaR-Tel continues to believe that the Fund’s claim is without merit, and KaR-Tel will take whatever further actions it deems necessary and appropriate to protect itself against the Fund’s claim.

Other Litigations

On April 15, 2008, VimpelCom received a copy of a purported claim filed with the Arbitration Court of Khanty-Mansiisky Autonomous Okrug in Russia from Farimex Products, Inc., the purported holder of 25,000 of VimpelCom’s ADSs. The named defendants under the claim are Eco Telecom Limited, Altimo, Avenue Limited, Janow Properties Limited, Santel Limited, Telenor East Invest AS (“Telenor”) and OJSC CT-Mobile. Both VimpelCom and several of its current and former directors, namely, Messrs. Mikhail Fridman, Arve Johansen, Alexey Reznikovich, Fridtjof Rusten and Henrik Torgersen, are named as third parties to the case. Under Russian law, a person named as a third party to a claim is generally a person potentially interested in the case who can participate in the proceedings if he so chooses. A third party is not a defendant in the claim and judgments cannot be entered against a person solely due to the fact that the person was named as a third party. The claimant is seeking reimbursement from the defendants to VimpelCom of US$3,798,000 in alleged damages caused to VimpelCom by the actions of the defendants with regard to its entrance into the Ukrainian telecommunications market. Among other things, the claimant alleged that Alfa and Telenor prevented VimpelCom from acquiring Kyivstar and that Telenor, acting through the directors on its board nominated by Telenor, caused a delay in VimpelCom’s acquisition of URS, which caused damages to VimpelCom. The court rejected the claimant’s motion to arrest the shares in VimpelCom owned by Eco Telecom and Telenor to secure the claim. On August 16, 2008, the court of first instance sustained the claim in part and held Telenor liable for US$2,824,000 of damages. Telenor appealed this decision and on December 29, 2008 the Court of Appeals vacated the lower court’s ruling and remanded it for a new hearing at a different court of first instance. On February 20, 2009, the court of first instance sustained the claim in part and found Telenor liable for US$1,728,000 in damages. Telenor is appealing this decision. Subsequent to the court ruling, a court bailiff arrested 15,300,000 of VimpelCom’s ordinary shares owned by Telenor. The Company understands that these shares can, under certain circumstances, be sold by the court bailiff to satisfy the court judgment. The court bailiff may also transfer the shares to VimpelCom to the extent that they cannot be sold to satisfy the court judgment within a certain period of time. Telenor has applied for a stay of enforcement proceedings but the court denied the application. Telenor has publicly stated that it is appealing this decision. If a stay of enforcement is granted, it would freeze the sale of the arrested shares. On April 3, 2009, Telenor publicly disclosed that it had officially been served with a claim to pay US$1,728,000 to VimpelCom and that it had five days to pay the sum voluntarily. VimpelCom received a letter from Telenor, dated March 31, 2009, addressed to its former CEO, relating to the Farimex Case.

In the letter, Telenor alleges that in connection with the Farimex Case there have been gross violations of Telenor’s procedural and substantive rights, and states, among other things, that they expect that VimpelCom would publicly denounce the Farimex Case and publicly state that it will have nothing to do with the case or any proceeds from the Farimex Case. Telenor also stated in the letter that if for any reason VimpelCom accepts, whether actively or through its own inaction, the payment of proceeds of enforcement of the Farimex Case, Telenor will not hesitate to pursue whatever remedies against VimpelCom (and, if appropriate, any of its management involved, personally) as may be available to Telenor in the United States and Europe, or before any transnational courts or agencies. On April 3, 2009, VimpelCom responded to Telenor’s letter and stated, among other things, that if and when VimpelCom is faced with a decision respecting the outcome or implications of the Farimex Case, it, of course, will act in accordance with all applicable laws, rules and regulations and in the best

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

24. Commitments, Contingencies and Uncertainties (continued)

interests of VimpelCom’s shareholders and will protect its reputation and will defend VimpelCom and its officers and directors against actions taken against it or them. As of the date hereof, the Company is not aware of any pending legal action against it in connection with this matter.

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

On March 11, 2009, a cassational appeal was filed on behalf of Telenor. The cassational appeal was initially scheduled to be heard for May 26, 2009, but the hearing was postponed until March 24, 2010.

Telenor continues to seek relief in various Russian courts challenging the original decision on substantive and procedural grounds as well as the various steps taken by the bailiff to collect on the judgement. The Company is not actively participating in any of these proceedings.

At this stage, the Company does not know what, if any, further actions it will take or will be required to take regarding this matter and cannot predict what, if any, impact this matter may have on VimpelCom’s strategic shareholders, named board members or the Company. No amounts have been accrued in these financial statements in relation to this claim.

Operating Lease Commitments

Operating lease commitments for each of the succeeding five years is expected to be as follows:

2010	$14,027
2011	12,499
2012	9,052
2013	7,292
2014	4,959
Thereafter	23,781

Total	$71,610

Other Commitments

On August 13, 2008, the Company entered into an agreement with Apple Sales International (“Apple”) to purchase 1.5 million IPhone handsets under the quarterly purchase installments over a two year period beginning with commercial launch in the fourth quarter 2008. In 2009 and 2008, the Company made 0.5% and 12% of its total purchase installment contemplated by the agreement, respectively. In January and February, 2010, the Company made 1.6% of its total purchase installment contemplated by the agreement with Apple.

25. Subsequent Events

On January 12, 2010, LLC VimpelCom-Invest, a consolidated Russian subsidiary of VimpelCom, determined the interest rate for the fourth and subsequent payment periods at 9.25% per annum related to its

Open Joint Stock Company “Vimpel-Communications”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

25. Subsequent Events (continued)

Russian ruble-denominated bonds in an aggregate principal amount of RUR10,000 million (US$427,749 at exchange rate as of July 25, 2008) issued on July 25, 2008. Bonds holders had the right to sell their bonds to VimpelCom-Invest until January 22, 2010 in accordance with the original terms of the bonds. On January 26, 2010, VimpelCom-Invest repurchased an aggregate principal amount of RUR6,059 million (or approximately US$201,345 at the exchange rate as of January 26, 2010) from bond holders who exercised their right to sell the bonds. As of February 24, 2010, VimpelCom-Invest sold back in the market all repurchased bonds.

On January 18, 2010, CJSC “URS” has renewed its GSM-900 mobile telecom license. The term of duration of the new license is until July 25, 2021, instead of April 28, 2010 expiration date of the previous GSM-900 license.

On March 12, 2010, VimpelCom signed a series of Amendments to the Loan Agreements with Sberbank. Starting from February 1, 2010 Sberbank decreased the interest rate on loan facility signed on March 10, 2009, from 16.25% to 10.75% per annum and the maximum interest rate from 17.25% to 11.0% and decreased the interest rate on loan facility signed on March 10, 2009, from 11.0% to 8.0% per annum and the maximum interest rate from 12.0% to 8.25%.

On March 12, 2010, VimpelCom signed a Termination Agreements to the Pledge Agreements signed with Sberbank on May 25, 2009 to release the telecommunication equipment from pledge.

In accordance with an Amendment Agreement to the Loan Agreement signed on August 28, 2009, Sberbank decreased the interest rate on this loan facility from 15.0% to 11.00% per annum and the maximum interest rate from 15.25% to 11.25%, starting from February 1, 2010.

In accordance with an Amendment Agreement to the Loan Agreement signed on February 14, 2008, Sberbank decreased the interest rate on this loan facility from 13.0% to 11.00% per annum and the maximum interest rate from 14.5% to 11.25%, starting from February 1, 2010.

The Federal Anti-Monopoly Service of Russia (“FAS”) started legal proceedings against VimpelCom, OJSC “MTS” and OJSC “Megafon” about their alleged violation of anti-monopoly legislation by charging artificially high prices for roaming services. The Company received the related Order of FAS in March 2010. The Company does not possess information related to the date that this case will be considered by FAS. VimpelCom does not believe that it is in violation of the anti-monopoly legislation but if its roaming tariffs are found to violate applicable legislation, the Company could face certain fines of up to 15% of the revenue from the services provided in violation of the legislation. At this stage, the Company is unable to evaluate the outcome of this case and no amounts have been accrued in these financial statements in relation to this claim.

EXHIBIT LIST

Exhibit No.	Description
1.1	Restated Charter of VimpelCom, approved by the annual general meeting of shareholders of VimpelCom on June 29, 2007, and as amended by the board of directors of VimpelCom on August 22, 2007.+####

2.1	Deposit Agreement, dated November 20, 1996, by and among VimpelCom, The Bank of New York, as the depositary, and all owners or beneficial owners of ADSs.*

2.2	Loan Agreement, dated October 18, 2004, by and between VimpelCom and UBS (Luxembourg) S.A.##

2.3	Trust Deed, dated October 22, 2004, by and between UBS (Luxembourg) S.A. and The Bank of New York.##

2.4	Loan Agreement, dated February 8, 2005, by and between VimpelCom and UBS (Luxembourg) S.A.##

2.5	Trust Deed, dated February 11, 2005, by and between UBS (Luxembourg) S.A. and The Bank of New York.##

2.6	Loan Agreement, dated May 12, 2006, by and between VimpelCom and UBS (Luxembourg) S.A.###

2.7	Trust Deed, dated May 22, 2006, by and between UBS (Luxembourg) S.A. and The Bank of New York.###

2.8	Loan Agreement, dated April 28, 2008, by and between VimpelCom and VIP Finance Ireland Limited.####

2.9	Trust Deed, dated April 30, 2008, by and between VIP Finance Ireland Limited, BNY Corporate Trustee Services Limited, The Bank of New York, London Branch, The Bank of New York, New York Branch and The Bank of New York (Luxembourg) S.A.####

2.10	Loan Agreement, dated April 28, 2008, by and between VimpelCom and VIP Finance Ireland Limited.####

2.11	Trust Deed, dated April 30, 2008, by and between VIP Finance Ireland Limited, BNY Corporate Trustee Services Limited, The Bank of New York, London Branch, The Bank of New York, New York Branch and The Bank of New York (Luxembourg) S.A.####

4.1	Form of Indemnification Agreement.††††

4.2	Primary Agreement, dated as of May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.§§

4.3	Registration Rights Agreement, dated as of May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.§§

4.3.1	Amendment No. 1 to Registration Rights Agreement, dated August 28, 2003, to Registration Rights Agreement, dated May 30, 2001, by and among VimpelCom, Telenor East Invest AS and Eco Telecom Limited.#

4.4	Guarantee Agreement, dated as of May 30, 2001, by and among Telenor ASA, as guarantor, and VimpelCom, VimpelCom-Region and Eco Telecom Limited, as beneficiaries.§

4.5	Guarantee Agreement, dated as of May 30, 2001, by and among CTF Holdings Limited, as limited guarantor, Eco Holdings Limited, as general guarantor, and VimpelCom, VimpelCom-Region and Telenor East Invest AS, as beneficiaries.§§

4.6	$3.5 billion Facility Agreement, dated February 8, 2008, between VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and bookrunners, ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V., Dublin Branch and UBS (Luxembourg) S.A. as original lenders and Citibank International plc as agent.§§§

4.6.1	Amendment Agreement, dated April 28, 2009, in relation to $3.5 billion Facility Agreement, dated February 8, 2008, between VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and bookrunners, ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V., Dublin Branch and UBS (Luxembourg) S.A. as original lenders and Citibank International plc as agent. ^^

8.	List of Subsidiaries.^^

12.1	Certification of General Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.^^

12.2	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.^^

12.3	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C. Section 7241.^^

13.1	Certification of General Director, CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.^^

15.1	Consent of Ernst & Young LLC.^^

*	Incorporated by reference to the Registration Statement on Form F-1 (Registration No. 333-5694) of Open Joint Stock Company “Vimpel-Communications.”
**	Incorporated by reference to the Registration Statement on Form F-3 (Registration No. 333-12210) of Open Joint Stock Company “Vimpel-Communications.”
***	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1997 (SEC File No. 1-14522).
****	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1998 (SEC File No. 1-14522).
†	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 1999 (SEC File No. 1-14522).
††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2000 (SEC File No. 1-14522).
†††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2001.
††††	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2002.
#	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2003.
##	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2004.
###	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2005.
####	Incorporated by reference to the Annual Report on Form 20-F of Open Joint Stock Company “Vimpel-Communications” for the fiscal year ended December 31, 2007.
§	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” furnished to the Securities and Exchange Commission on May 9, 2001.
§§	Incorporated by reference to Form 6-K of Open Joint Stock Company “Vimpel-Communications” furnished to the Securities and Exchange Commission on June 14, 2001.
§§§	Incorporated by reference to exhibit (b)(4) to the Schedule TO-T/A filed by Lillian Acquisition, Inc. with the Securities and Exchange Commission on February 8, 2008.
^^	Filed herewith.
+	English translation.